Form 20-F
period 2002-12-31
NORTEL INVESTMENTS INC
filed 2003-06-30
CIK 877691

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14270

NORTEL INVERSORA S.A.

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Alicia Moreau de Justo 50

Piso 11

C1107AAB—Buenos Aires

Argentina

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, representing Series B Preferred Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Series A Preferred Shares	1,062,450
Series B Preferred Shares	1,470,455
Ordinary Shares	5,330,400

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.     Item 17  ☐    Item 18  ☒

i

CERTAIN DEFINITIONS

Capitalized terms used but not defined in this annual report on Form 20-F for the year ended December 31, 2002 of Nortel Inversora S.A. (“Nortel” or the “Company”) (File No. 1-14270) (the “Form 20-F” or the “annual report”) have the meaning assigned to them in the annual report on Form 20-F, dated June 30, 2003, for the year ended December 31, 2002 of Telecom Argentina STET—France Telecom S.A. (“Telecom”) (File No. 1-13464) (the “Telecom Form 20-F”) included as an exhibit hereto.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this annual report or incorporated by reference from the Telecom Form 20-F contains information that is forward-looking, including, but not limited to:

•	the impact of the emergency laws and subsequent related laws enacted by the Argentine government;

•	Telecom’s plans to restructure its financial indebtedness;

•	Telecom’s expectations for its future performance, revenues, income, earnings per share, capital expenditure, dividends, liquidity and capital structure;

•	the impact of rate changes on revenues;

•	the effects of operating in a competitive environment; and

•	the outcome of certain legal proceedings.

Forward-looking statements may also be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. Such forward-looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

•	uncertainties relating to political and economic conditions in Argentina;

•	uncertainties relating to the restructuring of Telecom’s financial indebtedness, including the possibility that, as a result of such restructuring, Telecom may issue equity to its creditors in exchange for its debt instruments, be restricted in its ability to pay dividends or be forced into or file for bankruptcy;

•	inflation and exchange rate risks;

•	the impact of the emergency laws enacted by the Argentine government which resulted in the amendment of the Convertibility Law;

•	the devaluation of the peso;

•	restrictions on the ability to exchange pesos into foreign currencies;

•	the adoption of a restrictive currency transfer policy;

•	the conversion into pesos of rates charged for certain public services;

•	the elimination of indexes to adjust rates charged for certain public services;

•	the possible adjustment to Telecom’s rates;

•	the possible revocation of Telecom’s license;

•	the executive branch announced intention to renegotiate the terms of the concessions granted to public service providers, including Telecom;

•	nationalization;

•	the impact of regulatory reform and changes in the regulatory environment in which Telecom operates; and

•	the effects of competition.

Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s and Telecom’s financial condition. Other relevant factors may include, but are not limited to:

•	the current and on-going recession in Argentina;

•	growing inflationary pressure and reduction in consumer spending; and

•	the outcome of certain legal proceedings.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause the Company’s actual results, performance or achievements to differ materially from its future results, performance or achievements expressed or implied by such forward-looking statements.

Readers are encouraged to consult periodic filings made by the Company and Telecom on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

The Company undertakes no obligation to make any revision to the forward-looking statements contained in this document or to update them to reflect events or circumstances occurring after the date of this document.

PRESENTATION OF FINANCIAL INFORMATION

Exchange Rates. In this annual report on Form 20-F (the “Form 20-F”), except as otherwise specified, references to “$”, “US$” and “dollars” are to U.S. dollars, references to “P”, “P$” and “pesos” are to Argentine pesos and references to “euro” or “€” are to the single currency of the participants in the European Economic and Monetary Union. The exchange rate between the dollar and the peso as of December 31, 2002 was P$3.37=US$1.00. Prior to January 6, 2002, the exchange rate had been fixed at one peso per US dollar in accordance with the Convertibility Law. However, as a result of the elimination of the fixed exchange rate and the devaluation of the peso, the exchange rate between the dollar and the peso has declined substantially. As of June 23, 2003, the exchange rate (ask price) was P$2.79=US$1.00. Unless otherwise indicated, our balance sheets and income statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina (“Banco Nación”). Such translation should not be construed as representing that the peso amounts actually represent actual dollar amounts or that any person could convert the peso amounts into dollars at the rate indicated or at any other exchange rate. For more information regarding historical exchange rates and the peso, see Item 3: “Key Information—Exchange Rates.” We have provided as a convenience, translation as of December 31, 2002 for other currencies which are mentioned in this annual report, including the Japanese yen (P$2.84=¥100), and the euro (P$3.54=€1).

Financial Statements. Nortel is organized as a sociedad anónima under Argentine law and maintains its financial books and records and prepares its financial statements in pesos in conformity with generally accepted accounting principles as applied in Argentina (“Argentine GAAP”). Significant differences exist between Argentine GAAP and generally accepted accounting principles in the United States (“U. S. GAAP”) which might be material to the financial information presented herein. Such differences involve methods of measuring the amounts shown in the annual financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X under U.S. federal securities laws. For a discussion of the principal differences between Argentine GAAP and U.S. GAAP, see Note 20 to the Company’s consolidated financial statements included in this Form 20-F (the “Financial Statements”).

Accounting for Inflation. In July 2002, the Argentine government issued Decree No. 1269/02 re-establishing accounting for inflation in financial statements. The CNV, through Resolution No. 415/02, adopted this procedure. Consequently, the Company’s audited financial statements for the fiscal year ended December 31, 2002 reflect adjustments for inflation, and financial information as of and for the fiscal year ended December 31, 2001, the twelve-month period ended December 31, 2000 and the fiscal years ended September 30, 1999 and September 30, 1998 included therein has been restated for comparative purposes. Therefore, the financial information contained in this annual report on Form 20-F for the fiscal years ended December 31, 2002 and December 31, 2001, the twelve-month period ended December 31, 2000 and the fiscal years ended September 30, 1999 and September 30, 1998 is expressed in constant pesos as of December 31, 2002 unless otherwise indicated.

On March 25, 2003, the Argentine government issued Decree No. 664/03, forbidding adjustments for inflation. On April 2, 2003, the Federación Argentina de Consejos Profesionales de Ciencias Económicas (the Argentine Federation of Professional Boards of Economic Sciences) (the “FACPCE”) approved Resolution No. 10/03 which rejected Decree No. 664/03 based on lack of economic stability and approved the methods of adjusting for inflation as provided in Technical Resolution (“RT”) No. 6 of the FACPCE. On April 10, 2003, the CNV issued Resolution 441/03 stating that as of March 1, 2003, companies regulated by the CNV were not to adjust financial statements for inflation, and should include a note to their financial statements stating that information had only been adjusted for inflation up until February 28, 2003. For additional information regarding accounting for inflation see Item 3: “Key Information—Selected Financial Data”.

CER. As provided by Decree 214/02, some payment obligations that were converted into pesos include an adjustment for “CER” which reflects inflation. CER is a reference stabilization rate designed to reflect the evolution of the consumer price index published by the Argentine INDEC (Instituto Nacional de Estadisticas y Censos). This rate is published monthly by the Argentine Central Bank.

Consolidation Method. Telecom uses the proportional consolidation method to report its investment in affiliate companies, where Telecom, together with Telefónica de Argentina S.A. (“Telefónica”), had joint control (Telecomunicaciones Internacionales de Argentina Telintar S.A. (“Telintar”), Miniphone S.A. (“Miniphone”) and Startel S.A. (“Startel”). The CNV has given its approval to this method which is in accordance with Argentine GAAP and Nortel follows the same procedure. Telintar was under joint control through April 30, 1999, Miniphone through September 30, 1999 and Startel through December 31, 1999.

Change of Fiscal Year. The shareholders’ meeting of Telecom held on September 14, 2000, approved the change in the closing date for Telecom’s fiscal year from September 30 to December 31, as well as the corresponding amendment to article 17 of Telecom’s bylaws which sets forth the closing date for the fiscal year. The shareholders’ meeting of Nortel held on September 12, 2000 approved the change in the closing date for Nortel’s fiscal year from September 30 to December 31, as well as the corresponding amendment to article 21 of Nortel’s bylaws which sets forth the closing date for the fiscal year. References to “year 2002”, “year 2001” and “year 2000” are to the fiscal years ended December 31, 2002 and December 31, 2001 and the twelve-month period ended December 31, 2000, respectively, and references to “year 1999” and “year 1998” are to the fiscal years ended September 30, 1999 and September 30, 1998, respectively.

Certain amounts which appear in this annual report on Form 20-F (including percentage amounts) may not sum due to rounding. The effect of such rounding is not material.

Part I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

(a) Selected Consolidated Financial Data

The selected consolidated financial information of the Company, shown below, relating to the years ended September 30, 1998, September 30, 1999 and December 31, 2000 has been derived from the annual consolidated financial statements of the Company which have been audited by Price Waterhouse & Co. The annual consolidated financial statements of the Company relating to the years ending September 30, 1998 and 1999 are not included herein. The selected consolidated financial information of the Company, shown below, relating to the years ended December 31, 2002 and December 31, 2001 has been derived from the annual consolidated financial statements of the Company, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., a member firm of Ernst & Young Global. The selected consolidated financial information should be read in conjunction with Item 5: “Operating and Financial Review and Prospects” and the Company’s Financial Statements set forth in Item 18 of this report.

The Company’s consolidated financial statements included the effects of inflation through August 31, 1995, utilizing the inflation restatement methodology established in Technical Resolution No. 6 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (the Argentine Federation of Professional Boards of Economic Sciences) (the “FACPCE”). On August 22, 1995, the Argentine government issued Decree 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, as required by rules issued by the CNV, the Company discontinued the restatement methodology, maintaining the effects of inflation accounted for in the prior periods.

As a result of the new inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118.2% in the period January through December 31, 2002) and the conditions created by the Public Emergency Law, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (the Professional Board of Economic Sciences of the City of Buenos Aires) (the “CPCECABA”), approved on March 6, 2002 Resolution Mesa Directiva (“MD”) No. 3/02 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002. This directive requires the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in Technical Resolution No. 6, with the changes then recently incorporated by Technical Resolution No. 19 issued by the FACPCE and adopted by Resolution Consejo Dírectivo (“CD”) No. 262/01 of the CPCECABA, and provides that all recorded amounts restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001, are considered to be stated in currency as of December 31, 2001 (the stability period).

On July 16, 2002, the Argentine government issued Decree 1269/02 repealing Decree 316/95 and instructing the CNV, among others, to issue the necessary regulations for the acceptance of balance sheets or financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency. Consequently, the Company’s audited financial statements for the fiscal year ended December 31, 2002 reflect adjustments for inflation, and financial information as of and for the fiscal year ended December 31, 2001, the twelve-month period ended December 31, 2000 and the fiscal years ended September 30, 1999 and September 30, 1998 included therein has been restated for comparative purposes.

On March 25, 2003, the Argentine government issued Decree No. 664/03, forbidding adjustments for inflation. On April 2, 2003, the FACPCE approved Resolution No. 10/03 which rejected Decree No. 664/03 based on lack of economic stability and approved the methods of adjusting for inflation as provided in Technical Resolution No. 6 of the FACPCE. On April 10, 2003, the CNV issued Resolution 441/03 stating that as of March 1, 2003, companies regulated by the CNV were not to adjust financial statements for inflation, and should include a note to their financial statements stating that information had only been adjusted for inflation up until February 28, 2003.

Accounting Changes. Effective October 1, 2000, the Company adopted changes in certain accounting policies. The following is a summary of these changes:

•	adopting income tax deferral method;

•	charging pre-operating costs to income in the period in which incurred; and

•	charging customer acquisition costs to income in the period in which incurred.

The adoption of these changes in accounting policies has been accounted for as a retroactive adjustment, as required by Argentine GAAP. Financial information included herein as of and for the years ended September 30, 1999 and September 30, 1998 has been restated for such changes.

The Company maintains its financial books and records and prepares its financial statements in pesos in conformity with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. For a summary description of the principal differences between Argentine GAAP and U.S. GAAP, see Note 20 to the Financial Statements.

BALANCE SHEET AND INCOME STATEMENT DATA

	As of and for the Year Ended December 31,			As of and for the Year Ended September 30,
	2002	2001	2000	1999	1998
	(in millions of pesos, except per share data)
INCOME STATEMENT DATA(1)(6)
Argentine GAAP
Net sales	3,983	7,004	7,349	7,297	7,329
Cost of services provided, administrative and selling expenses	(4,189)	(6,107)	(6,154)	(5,624)	(5,565)

Operating profit/(loss)	(206)	897	1,195	1,673	1,764
Other (net)	(5,468)	(689)	(546)	(587)	(554)
Income tax	1,294	(111)	(316)	(430)	(421)
Minority interest	1,995	(44)	(149)	(262)	(319)
Net income/(loss)	(2,385)	53	184	394	470
Net income/(loss) per ordinary share(2)	(231.76)	1.11	12.81	31.25	37.49
Net income/(loss) per B Preferred Share	(805.63)	3.84	44.55	108.65	130.31
Dividends paid per Series B Preferred Share(3)(4)(8)	0	17.50	5.94	9.30	21.32
Dividends paid per ordinary share(2)(4)(8)	0	4.98	1.64	2.68	6.13

US GAAP Amounts(5)
Operating profit/(loss)	(232)	777	1,101	1,482	1,541
Net income/(loss)	(753)	(1,952)	205	288	388
Net income/(loss) per ordinary share(2)	(72.11)	(186.94)	26.19	24.06	36.84
Net income/(loss) per Series B Preferred Share	(250.68)	(649.89)	68.28	95.88	129.17

BALANCE SHEET DATA(1)(6)
Argentine GAAP
Current assets	2,112	2,646	3,158	3,426	2,762
Fixed assets	9,618	10,535	11,257	10,908	10,396
Total assets	12,867	14,467	15,669	15,641	13,679

Current liabilities(7)	11,675	3,995	3,833	3,619	2,769
Non-current liabilities	343	5,279	6,266	6,789	5,826
Minority interest	368	2,363	2,527	2,261	2,243
Temporary differences from translation	36	—	—	—	—
Total shareholders’ equity	445	2,830	3,043	2,972	2,841

Total liabilities and shareholders’ equity	12,867	14,467	15,669	15,641	13,679

US GAAP Amounts(5)
Total assets	12,087	15,117	15,697	15,689	13,753
Current liabilities	11,675	12,769	3,833	3,759	2,772
Non-current liabilities	386	847	6,322	6,789	5,999
Redeemable preferred shares	433	580	744	875	1,017
Minority interest	30	699	2,516	2,278	2,241

Total shareholders’ equity	(437)	222	2,282	1,988	1,724

(1)	Figures for year 2002 reflect the adoption of inflation accounting. Figures for years 2001, 2000, 1999 and 1998 have been restated for inflation for comparative purposes. See “Presentation of Financial Information.”
(2)	Calculated based on 5,330,400 ordinary shares outstanding during each period; excludes from net income amounts accrued for the payment of dividends to holders of preferred stock.

(3)	Calculated based on 1,470,455 Series B Preferred Shares outstanding during each period. In April 1997, Nortel’s shareholders decided in an extraordinary meeting to amend the right of dividends, reducing the formula for the calculation of dividends of Series B Preferred Shares from 49.46% to 48.96% from June 16, 1997.
(4)	No dividends were paid for years 2001 and 2002. See Item 8: “Financial Information—Dividend Policy.”
(5)	For information concerning certain differences between Argentine GAAP and U.S. GAAP as applied to the Financial Statements and for the related effects of the significant differences in operating profit, net income and shareholders’ equity, see Note 20 to the Financial Statements.
(6)	As a result of Telecom’s restructuring process, Nortel’s financial position and results of operations presented as of and for the year ended December 31, 2002 may not be indicative of Nortel’s future results of operations.
(7)	As a result of its payment defaults, Telecom’s creditors have the right to accelerate substantially all of its financial indebtedness. Accordingly, Telecom has classified such debt as a current liability in its December 31, 2002 balance sheet.
(8)	Figures have been restated for inflation and do not represent nominal amounts as of payment dates. Payment under year 2000 column includes payments of dividends for fiscal years ended December 31, 2000 and September 30, 2000 as a result of Nortel’s change of fiscal year-end from September 30 to December 31 effective as of January 1, 2001. See “Presentation of Financial Information” and Item 8: “Financial Information—Dividend Policy.”

(b) Selected Unconsolidated Financial Data

The selected unconsolidated financial information of the Company, shown below, as of and for the year ended December 31, 2000 and as of and for the fiscal years ended September 30, 1999 and September 30, 1998 has been derived from the annual unconsolidated financial statements of the Company, which have been audited by Price Waterhouse & Co. The selected unconsolidated financial information of the Company, shown below, as of and for the years ended December 31, 2002 and December 31, 2001 has been derived from the annual unconsolidated financial statements of the Company, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., a member firm of Ernst & Young Global.

The selected unconsolidated financial information should be read in conjunction with Item 5: “Operating and Financial Review and Prospects—(b) Unconsolidated” and the Financial Statements. Financial data shown in Item 5: “Operating and Financial Review and Prospects—(b) Unconsolidated” will not correspond to the Financial Statements because the Financial Statements are prepared on a consolidated basis and therefore include the operations of Nortel’s subsidiary, Telecom. See Note 19 to the Financial Statements for unconsolidated financial information of Nortel.

Nortel’s unconsolidated financial statements account for its equity interest in Telecom through the equity method. Amounts included under the “equity income from subsidiary” caption of Nortel’s unconsolidated financial statements reflects approximately 60%, 60%, 55%, 55%, and 55% of Telecom’s net income or loss for years 1998, 1999, 2000, 2001 and 2002, respectively.

	As of and for the Year Ended December 31,			As of and for the Year Ended September 30,
	2002	2001	2000	1999	1998
	(in millions of pesos, except per share data)
INCOME STATEMENT DATA(1)(7):
Equity income from subsidiaries	(2,384)	55	208	423	489
Administrative expenses	(4)	(2)	(3)	(2)	(4)
Operating profit/(loss)	(2,388)	53	205	421	485

Financial and holding results
Interest income	0	0	55	2	2
Interest expense	0	0	0	(57)	(41)
Other (including monetary results)	1	0	0	0	0

	As of and for the Year Ended December 31,			As of and for the Year Ended September 30,
	2002	2001	2000	1999	1998
	(in millions of pesos, except per share data)
Total financial and holding results	1	0	55	(55)	(39)
Net income/(loss)	(2,386)	53	184	395	469
Net income/(loss) per ordinary share(2)	(231.76)	1.11	12.81	31.25	37.49
OTHER DATA(1)(7):
Cash dividends from subsidiary(3)(6)	0	0	255.31	342.59	366.59
Cash dividends paid on Nortel’s preferred stock(4)(5)(6)	0	88	48.01	110.65	93.83
Cash dividends paid on Nortel’s ordinary shares(4)(5)(6)	0	27	8.73	32.67	13.09

Total dividends paid	0	115	56.74	143.32	106.92

BALANCE SHEET DATA(1)(7):
Total assets	464	2,843	3,084	3,489	3,413
Long-term debt	0	0	0	441	502
Retained earnings	(807)	1,580	1,666	1,610	1,359
Total shareholders’ equity	445	2,830	3,043	2,972	2,841

(1)	Figures for year 2002 reflect the adoption of inflation accounting. Figures for years 2001, 2000, 1999 and 1998 have been restated for inflation for comparative purposes. See “Presentation of Financial Information.”
(2)	Calculated based on 5,330,400 shares outstanding during each period; excludes from net income amounts accrued for the payment of dividends to holders of preferred stock.
(3)	At Telecom’s annual shareholders’ meeting held on December 19, 2000, the shareholders approved the creation of a reserve for future dividend payments of approximately P$388 million and gave the Board of Directors the necessary authority to determine its distribution. The reserve was distributed and dividends were paid on January 24, 2001, of which Nortel received P$212.82 million. On April 24, 2001, Telecom’s Board of Directors decided to distribute a cash dividend of P$77.24 million, paid on May 3, 2001, of which the Company received P$42.33 million. At Telecom’s annual shareholders’ meetings for the years ended December 31, 2001 and December 31, 2002, held April 24, 2002 and April 30, 2003, respectively, Telecom’s shareholders decided that because of Telecom’s financial condition, Telecom would not pay dividends for the years ended December 31, 2001 and 2002, respectively.
(4)	The shareholders’ annual ordinary and extraordinary meeting held on January 19, 2001 approved the following distribution of profits for the year ended September 30, 2000: P$101.79 million for the payment of cash dividends (P$51.08 million paid as dividends on Series “A” Preferred Shares, P$24.83 million paid as dividends on Series “B” Preferred Shares and P$25.88 million paid as dividends on ordinary shares), payable in one installment, which was paid on January 26, 2001.
(5)	The shareholders’ annual ordinary and extraordinary meeting held on April 26, 2001 approved the following distribution of profits for the year ended December 31, 2000: P$10.82 million on Series A Preferred Shares, P$0.92 million on Series B Preferred Shares, and P$0.94 million on ordinary shares, payable in one installment which was paid on April 26, 2001.
(6)	No dividends were paid for years 2001 and 2002. See Item 8: “Financial Information—Dividend Policy.”
(7)	As a result of Telecom’s restructuring process, Nortel’s financial position and results of operations presented as of and for the year ended December 31, 2002 may not be indicative of Nortel’s future results of operations.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See Item 10: “Additional Information—Exchange Controls.”

	High	Low	Average(1)	End of Period
Year Ended September 30, 1998	1.000	1.000	1.000	1.000
Year Ended September 30, 1999	1.000	1.000	1.000	1.000
Year Ended December 31, 2000	1.000	1.000	1.000	1.000
Year Ended December 31, 2001	1.000	1.000	1.000	1.000
Year Ended December 31, 2002	3.90	1.55	3.24	3.37

Month Ended December 31, 2002	3.58	3.37	3.49	3.37
Month Ended January 31, 2003	3.35	3.10	3.26	3.21
Month Ended February 28, 2003	3.21	3.11	3.16	3.19
Month Ended March 31, 2003	3.21	2.88	3.07	2.98
Month Ended April 30, 2003	2.96	2.82	2.89	2.82
Month Ended May 31, 2003	2.94	2.76	2.84	2.85

(1)	Yearly data reflect average of month-end rates.

Sources: Banco Central de la República Argentina; Banco de la Nación Argentina

Fluctuations in the exchange rate between the peso and the U.S. dollar may affect the dollar equivalent of the peso prices of the Company’s Series B Preferred Shares on the Buenos Aires Stock Exchange and, as a result, are likely to affect the market price of the Company’s American Depositary Shares (the “Series B ADSs”) in the United States.

On June 23, 2003, the closing exchange rate (ask price) quoted by Banco de la Nación Argentina (“Banco Nación”) was P$2.79=US$1.00.

Risk Factors

You should consider the following risks with respect to an investment in Nortel and investments in Argentine corporations that are not normally associated with investments in the securities of issuers in the United States and other jurisdictions.

Risk Factors Relating to the Current Economic Crisis in Argentina and its Effects on the Company and Telecom

Overview

Nortel’s single largest investment, Telecom, has substantially all of its property, operations and customers in Argentina and most of Telecom’s indebtedness is denominated in U.S. dollars and euros. Accordingly, Telecom’s financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina and on the rates of exchange between the peso and such other currencies. As detailed below, the Argentine economy has experienced a severe recession as well as a political crisis, and the abandonment of dollar-peso parity has led to significant devaluation of the peso against major international currencies. These conditions have and will continue to adversely affect each of Nortel’s and Telecom’s financial condition and results of operations and may continue to impair Telecom’s ability to make payments of principal and/or interest on its outstanding indebtedness and Nortel’s and Telecom’s ability to pay dividends.

Recent political and economic instability in Argentina has paralyzed commercial and financial activities and may result in continued economic turmoil and recession.

Since the second half of 1998, the Argentine economy has been in a recession that has caused real gross domestic product to decrease by 3.4% in 1999, by 0.8% in 2000 and by 4.4% in 2001.

In 2001, Argentina experienced increased capital flight, decreased economic activity and continuing political infighting. As the recession caused tax revenue to drop, the public sector relied increasingly on financing from local, and to a lesser extent, foreign banks, effectively foreclosing private sector companies from bank financing. Consequently, the creditworthiness of the public sector began to deteriorate while interest rates increased to record highs.

Severe political and economic uncertainty and speculation about the eventual abandonment of the Convertibility Law following the expected default by the Argentine government generated numerous deposit withdrawals in the banking sector. On December 3, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were designed to preserve the banking sector from collapse, because under the Convertibility Law, the Central Bank’s ability to issue pesos in order to provide liquidity was restricted. Although the deposit freeze was announced as a temporary measure, it was perceived as a further paralysis of the economy and it worsened the political, social and economic crises that ultimately led to the resignation of President De la Rua.

The interim governments that followed De la Rua and particularly President Duhalde after his appointment on January 1, 2002, undertook a number of far-reaching initiatives, including:

•	amending the Convertibility Law, with the resulting devaluation of the peso;

•	suspending payments of principal and interest on certain of Argentina’s sovereign debt;

•	converting domestic U.S. dollar-denominated debts into peso-denominated debts at a one-to-one exchange rate;

•	converting U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of P$1.40 per U.S. dollar;

•	restructuring bank deposits and restrictions on transfers abroad;

•	amending the Central Bank’s charter to allow it to print currency in excess of the amount of the foreign reserves it holds, make short-term advances to the federal government and provide financial assistance to financial institutions with liquidity constraints or solvency problems;

•	requiring the obligatory sale by all banks of all their foreign currency held in Argentina to the Argentine Central Bank at an exchange rate of P$1.40 per U.S. dollar (this initiative is currently suspended);

•	converting public service tariffs, including Telecom’s, which had originally been calculated in U.S. dollars, into pesos at a one-to-one exchange rate;

•	freezing public service tariffs, including Telecom’s, and prohibiting indexation of any kind of public service tariffs; and

•	authorizing the Argentine government to renegotiate public service tariffs.

The rapid and radical nature of changes in the Argentine social, political, economic and legal environment, including the Argentine Supreme Court’s decision declaring the conversion of dollar-denominated deposits into pesos unconstitutional, have created significant uncertainty. As a result, commercial and financial activities in Argentina decreased significantly in 2002, further aggravating the economic recession that precipitated the current crisis. Real gross domestic product dropped by an estimated 10.9% in 2002, and the unemployment rate rose to 21.5% in May 2002, reaching 17.8% as of October 2002. General economic conditions showed some improvement during the first months of 2003. In particular real gross domestic product grew 5.4% in the first quarter compared to the same period of 2002. Consumer inflation was 2.1% through May of 2003 and the nominal exchange rate appreciated from P$3.37 per U.S. dollar as of December 31, 2002 to P$2.85 per U.S. dollar as of May 30, 2003.

Elections for a new president held on April 27, 2003 led to the election of Nestor Kirchner, a provincial governor, and it remains unclear how that outcome will affect the composition of the Argentine government, the laws it promulgates and the economy.

Argentina’s insolvency and default on its public debt has aggravated the current financial crisis.

As of December 2001, Argentina’s federal gross public debt was approximately US$144 billion. As of September 2002, Argentina’s total public debt was approximately US$130 billion. On December 23, 2001, the Argentine government declared the suspension of payments on certain of Argentina’s sovereign debt. Furthermore, the ensuing paralysis of economic activity and the large currency devalutation had caused tax collections to drop dramatically in dollar terms.

The Argentine government has not yet reached a comprehensive restructuring agreement with its creditors. The Argentine government’s insolvency, its default and its inability to obtain financing can be expected to affect significantly the private sector’s ability to restore economic growth in the long term, and may result in deeper recession, higher inflation and unemployment and greater social unrest. As a result, Telecom’s business, financial condition and results of operations, and consequently Nortel’s financial position and results of operations, will likely be materially and adversely affected.

The devaluation of the peso creates greater uncertainty as to Argentina’s economic future.

On January 6, 2002, the Argentine government enacted the Public Emergency Law and applicable regulations including Decree No. 293/02, putting an end to ten years of dollar-peso parity under the Convertibility Law and eliminating the requirement that the Central Bank’s reserves in gold, foreign currency and foreign currency denominated bonds be at all times equivalent to not less than 100% of the pesos in circulation plus the peso deposits of the financial sector with the Central Bank. The Public Emergency Law grants the executive branch of the Argentine government the power to set the system that will determine the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. In early January 2002, the executive branch established a temporary dual exchange rate system, a fixed rate for transactions subject to Central Bank approval and import and export transactions at an exchange rate of P$1.40 per dollar and a floating rate to be freely determined by the market for all other transactions.

On January 11, 2002, after the Central Bank ended a banking holiday that it had imposed with some interruptions since December 21, 2001, the exchange rate began to float for the first time since April 1991. Heightened demand for scarce dollars caused the dollar to trade well above the P$1.40 per dollar rate used by the government. On February 8, 2002, the executive branch eliminated of the dual exchange rate in favor of a single floating rate for all transactions. As of June 23, 2003, the Argentine peso-U.S. dollar exchange rate (ask price) was approximately P$2.79 = US$1.00.

The Argentine government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso, as peso-denominated tax revenues constitute the primary source of its earnings, but most of its financial liabilities are dollar-denominated. The adoption of austere fiscal measures which would be required to repay the Argentine government’s debt and to balance its budget after the devaluation could lead to further social unrest and political instability.

Argentina has found few opportunities to effectively raise capital in the international markets amid sustained lack of investor confidence in Argentina’s ability to make payments due on its sovereign debt and in the Argentine economy generally. The devaluation of the peso and accompanying economic policy measures were intended by the Argentine government to redress the effects of unemployment and to stimulate economic growth. However, the success of such measures is predicated on the ability of the Argentine government to elicit confidence among the local and international financial and business communities in the sustainability of its reforms, the recovery of liquidity in the banking sector, the stability of the peso at current exchange levels (which have been supported in part by the Central Bank interventions in the exchange market) and the absence of significant inflation. Without such confidence, investment is likely to retract, economic activity is likely to contract further, unemployment could increase beyond current levels, tax revenue could drop and the fiscal deficit could widen.

There can be no assurance that the political environment and social conditions currently prevailing in Argentina will enable the government to implement such measures over time or to announce and implement others required by international investors and multilateral credit agencies, or that such measures, if announced and implemented, will be found to be satisfactory by international investors and multilateral credit agencies such that new credit will be made available to both the public and private sectors in Argentina. Consequently, adverse economic conditions in the Argentine economy are likely to continue to impair each of Nortel’s and Telecom’s business and financial condition and results of operations.

There is risk that the Argentine financial system will collapse.

Although deposits in the Argentine banking system had been declining for a number of years, in the last quarter of 2001 a significant amount of deposits were withdrawn from Argentine financial institutions as a result of increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. For the most part, banks suspended the disbursement of new loans and focused on collection activities to be able to pay their depositors. However, the general unavailability of external or local credit created a liquidity crisis which triggered numerous payment defaults in the public and private sectors which in turn have undermined the ability of many Argentine banks to pay their depositors.

To prevent a run on the dollar reserves of local banks, on December 3, 2001, the government of President De la Rua restricted the amount of money that account holders could withdraw from banks. Subsequently, the government of President Duhalde released a schedule stating how and when such deposits would become available. These restrictions, with certain modifications, are still in place today. In addition, on February 4, 2002, pursuant to Emergency Decree No. 214, the Argentine government announced the conversion of all foreign currency-denominated deposits into peso-denominated deposits, set the exchange rate for this conversion at P$1.40 per U.S. dollar and announced the issuance by the government of U.S. dollar-denominated bonds that, at the option of depositors, may be exchanged for the converted deposits. Despite these restrictions, on April 25, 2002, pursuant to Law 25,587, the Argentine government announced another banking freeze in order to prevent further withdrawals from the financial system. Furthermore, on June 3, 2002, the Argentine government published Decree No. 905/02 in the Official Gazette which set forth the requirements with which the deposit holders must comply in order to exercise the option to swap their deposits for the bonds referred to above and the terms and conditions of these bonds.

While the restrictions on bank withdrawals and the mandatory conversion of dollar deposits to pesos have shielded banks from a further massive withdrawal of deposits, they have also led to a significant decrease in commercial and financial activities, diminished spending and greatly increased social unrest resulting in widespread public protests. The Argentine Supreme Court declared some of the measures adopted by the government to prevent withdrawals of deposits unconstitutional. The government has continued to enforce these restrictions, although it has relaxed some of the limitations to permit certain withdrawals. The solvency of the Argentine financial system is currently in jeopardy, and the system’s failure would have a material and adverse effect on the prospects for economic recovery and political stability.

On March 5, 2003, the Argentine Supreme Court declared the conversion of dollar-denominated deposits into pesos unconstitutional. The case concerned a deposit of the Argentine Province of San Luis in Banco de la Nación Argentina, a bank wholly owned by the Argentine government. Although the decision is binding only on the parties to the case, Argentine Supreme Court decisions are generally adhered to by lower Argentine courts. In several places the ruling indicates that cases brought by other depositors are similar to the one under analysis by the Argentine Supreme Court. Therefore, the decision may be followed in cases brought by depositors. The Argentine government has not yet determined how and to what extent it will grant financial assistance to the banks that might be ordered to pay dollars in connection with writs of “amparo” initiated by depositors to obtain the return of their deposits in dollars or in pesos at the prevailing exchange rate at the time of the payment. Failing such financial assistance, or absent any other solution to the cascade of lawsuits that financial institutions may be exposed to, such as a compulsory rescheduling of deposits, the entire financial system may collapse. Likewise, the granting of financial assistance to financial institutions may cause inflation, which could have dramatic and unpredictable consequences on the Argentine economy.

On April 1, 2003, the executive branch of the Argentine government passed Decree 739/03, providing that depositors may elect to be paid in cash and/or government bonds according to the amount of their deposits.

The Central Bank has imposed restrictions on the transfer of funds outside of Argentina in the past and may do so in the future, which could prevent Telecom from making payments on its external debt and prevent Telecom and Nortel from transferring dividend payments outside of Argentina.

On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions. The restrictions requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest, which were in place during 2002, were progressively reduced from January to May 2003 and were completely eliminated on May 6, 2003.

In addition, funds may now be transferred abroad without previous authorization of the Central Bank in order to pay dividends corresponding to prior periods provided that independent accountants have certified the financial statements for such period.

There can be no assurance, however, that the Central Bank will not once again require its prior authorization for the transfer of funds abroad for principal and/or interest payments by Telecom to its foreign creditors or for dividend payments by Telecom and Nortel to their foreign shareholders.

Telecom’s results of operations have been, and may continue to be, materially adversely affected by the devaluation of the peso and the economic conditions currently prevailing in Argentina.

Telecom realizes substantially all of its revenues in Argentina in pesos and, as a result, the devaluation of the peso has had a material adverse effect on the U.S. dollar value of Telecom’s earnings and its ability to service its debt, which is largely denominated in U.S. dollars and euros. In addition, the devaluation of the peso has had a material adverse effect on the financial condition of Telecom, as its largely peso-denominated assets have depreciated accordingly against its largely foreign currency-denominated indebtedness. Any further depreciation of the peso against the U.S. dollar will correspondingly increase the amount of Telecom’s debt in pesos, with further adverse effects on the results of operation and financial condition of Telecom. As of December 31, 2002, Telecom’s consolidated current assets were lower than current liabilities by P$9,564 million mainly due to the classification of almost all of its financial indebtedness as current liabilities. Telecom’s total liabilities as of December 31, 2002 amounted to P$11,999 million.

Telecom’s revenues consist, in part, of monthly basic charges, measured service charges and other charges. The rates charged by Telecom for the basic telephony service were, until recently, expressed in U.S. dollars and adjusted twice annually according to the U.S. Consumer Price Index. Through the Public Emergency Law, the Argentine government mandated that rates be “pesified” at a rate of P$1.00=US$1.00 and froze public service tariffs. Therefore, despite the fact that the peso no longer has parity with the U.S. dollar, Telecom is currently being forced to charge rates to its customers as if parity between the two currencies were still in effect. Telecom is currently in negotiations with the Argentine government regarding the rates that Telecom may charge in the future. See Item 4: “Information on the Company—Rates—Rates” and Item 4: “Information on the Company—Rates —Public Emergency Law” in the Telecom 20-F attached as Exhibit 12.3 hereto.

The devaluation of the peso and the “pesification” of certain rates as well as general recessionary conditions in Argentina have had and continue to have a significant impact on each of Nortel’s and Telecom’s net income. The current recession coupled with a rise in inflation in 2002 has led to a reduction of wages in real terms across all class sectors of the Argentine population. This reduction has resulted and may continue to result in reduced usage of Telecom’s services, a deterioration in the collection of accounts receivable, and a consequent reduction in its revenues and cash inflows.

Given the continuing economic crisis in Argentina and the related economic and political uncertainties, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how these uncertainties will affect the consumption of telephone services. Moreover, Nortel cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact any such changes could have on the financial condition and results of operations of Nortel and Telecom.

Substantial inflation has occurred following the amendment of the Convertibility Law, thereby further impacting each of Nortel’s and Telecom’s revenues.

Since the devaluation of the peso, consumer price inflation in Argentina has risen significantly, reaching 41% in the year 2002. If future rates are not adjusted to account for inflation in Argentina, this could have a material adverse effect on Telecom’s, and consequently Nortel’s, financial condition and results of operations.

The current economic environment in Argentina and the adverse conditions in the capital markets of Argentina have impaired Telecom’s ability to service its debt obligations.

In managing its liabilities and anticipating its liquidity requirements, Telecom expected that it would meet its short and long-term debt obligations and short-term capital expenditures through internally-generated funds, third-party financing and access to capital markets. However, in light of recent economic developments in Argentina, Telecom has been unable to access the capital markets and these third-party financing sources are currently not available in amounts sufficient to enable Telecom to refinance its debt obligations. In addition, as a result of the devaluation and volatility of the peso and the “pesification” of certain of Telecom’s rates at a rate of P$1.00=US$1.00, Telecom’s internally-generated funds alone are not sufficient to meet its debt obligations. Furthermore, the current economic environment in Argentina may worsen in the short-term and further harm Telecom’s ability to meet its current and future debt obligations.

As a consequence of the continuing devaluation and volatility of the peso, lower net cash flows being generated in the current economic environment in Argentina and the uncertain timetable for resolving discussions with the Argentine government concerning adjustment of regulated rates, on April 2, 2002, Telecom announced the suspension of principal payments on its outstanding financial indebtedness as well as the outstanding financial indebtedness of its Argentine subsidiaries and on June 24, 2002, Telecom announced the suspension of interest payments on their outstanding financial indebtedness. Although Telecom is working to develop a debt restructuring plan, no assurance can be given that successful restructuring efforts will occur and enable Telecom to extend its current liabilities and remain a going concern or that, absent any available legal or contractual remedies, Telecom will not be forced into quiebra or file for concurso preventivo.

Risk Factors Relating to Telecom

Telecom’s debt restructuring process is subject to significant uncertainty and is likely to result in dilution of Telecom shareholders’ ownership and restrictions on its ability to pay dividends. If the restructuring process is not successful, Telecom may be forced into or file for bankruptcy.

Telecom is currently engaged in discussions and negotiations with its creditors in an effort to effect a restructuring of its financial indebtedness. These discussions and negotiations have focused on, among other things, the level of debt to be issued to its creditors and rates of interest thereon, the structure and terms of any equity-linked instrument to be issued to creditors, the amount of equity capital that creditors would receive and the extent, if any, to which any part of the new debt obligations would be collateralized. As part of this debt restructuring, Telecom may issue equity securities to its creditors or to creditors of its subsidiary, Telecom Personal S.A. Although the issuance of these equity securities may be subject to the approval of Telecom’s current shareholders and certain regulatory bodies, if Telecom does issue equity, these securities, depending on their terms, may result in dilution of the interests of the current Telecom shareholders, including Nortel. Additionally, it is possible that in connection with the restructuring Telecom’s creditors will impose restrictions on Telecom’s ability to pay dividends. Because Nortel’s cash flow is derived from dividends paid by Telecom, any issuances of common stock by Telecom and any restrictions on dividend payments imposed on Telecom in connection with the restructuring would have a material adverse effect on Nortel’s financial condition.

Telecom’s restructuring plans remain subject to significant uncertainties. Although Telecom’s goal is to achieve a consensual restructuring, Telecom cannot provide assurance that it will be successful in refinancing its outstanding financial indebtedness. It is possible that one or more of Telecom’s creditors may seek to attach the assets of Telecom prior to the proposed restructuring. In addition, if a claim is filed requesting Telecom’s bankruptcy (“quiebra”) by one or more of its creditors, Telecom may seek the assistance of the Argentine courts by filing for concurso preventivo or it may seek a prepackaged agreement (“acuerdo preventivo extrajudicial”) with its creditors.

Telecom has been advised by its Argentine counsel that if Telecom is forced into quiebra its shareholders and holders of its financial indebtedness should expect the following:

•

A court-appointed trustee will manage the business of Telecom under the supervision of the Argentine court which will be subject to input from, but will not be bound by, the opinion of a committee of Telecom’s creditors. In this respect, if the court considers that the interruption of the provision of an essential public service may cause severe damage to its customers, the court may authorize Telecom to continue providing such public service.

•	All of Telecom’s obligations will become due and payable immediately.

•	Existing judicial claims from creditors, including trade creditors, will be considered by an Argentine court and the proceedings relating to such claims will be stayed. Holders of Telecom’s debt instruments and/or its shareholders therefore may not be able to control the process, and their interests shall be treated in accordance with Argentine bankruptcy law.

•	Holders of Telecom’s debt instruments will lose any rights of set-off against Telecom that they had prior to the quiebra.

•	The quiebra proceedings may continue for a continued period of time and during such period Telecom could lose significant value.

•	Under the Argentine court’s supervision, the trustee will identify all of the assets and liabilities of Telecom, liquidate Telecom’s assets and distribute the proceeds from such liquidation among all Telecom’s creditors in the preferential order set forth under Argentine bankruptcy law.

•	Foreign currency-denominated claims will be mandatorily converted into pesos at the exchange rate of the date on which the quiebra is declared or at maturity, if maturity occurred before the quiebra was declared.

•	Interest on Telecom’s debts will cease to accrue.

•	If Telecom is forced into quiebra, the Argentine government has the power to revoke Telecom’s license to provide telecommunications services, including fixed-line telephony services.

•	If Telecom’s license to provide fixed-line telephony services is revoked, Nortel may be forced to transfer the shares and capital contributions in trust to the relevant regulatory entity, who will sell such shares and capital contributions in an auction. If this occurs, the proceeds of the sale minus fees, expenses, taxes and/or penalties will be delivered to Nortel. Once the shares and the capital contributions have been awarded to a new entity in the auction, a new license will be issued. During such period of time the regulatory entity may appoint one or more operators to temporarily provide the services formerly provided by Telecom. Any such operator will be paid out of the proceeds of the sale of the shares.

Telecom has been advised by its Argentine counsel that in order to reorganize its financial indebtedness under a concurso preventivo, Telecom would need to obtain the approval of the majority of its unsecured creditors representing two-thirds of its liabilities filed in the concurso preventivo proceedings and admitted by the Argentine court. During the period of the concurso preventivo, Telecom’s shareholders and the holders of its financial indebtedness should expect the following:

•	With the exception of a limited number of transactions that would require court approval (which approval will be subject to input from, but will not be bound by, the opinion of a committee of Telecom’s creditors), Telecom would continue to be in charge of the management of its business while under the supervision of a trustee.

•	All of Telecom’s obligations will become due and payable as provided for by applicable laws.

•	Existing judicial claims from creditors, including trade creditors, will be considered by an Argentine court and the proceedings relating to such claims will be stayed. Telecom’s shareholders and/or holders of its debt instruments therefore may be unable to control the process.

•	The claims of holders of Telecom’s indebtedness will be restructured on terms that cannot be predicted at this time.

•	For purposes of calculating the required majority, restructured claims will be denominated in pesos to calculate outstanding debt and determine the relative position of each creditor at the exchange rate as of the date of the bankruptcy trustee’s filing of its report discussing each proof of claim.

•	The concurso preventivo proceedings may continue for an extended period of time and during such period Telecom could lose significant value.

•	Interest on Telecom’s debts will cease to accrue.

•	Telecom’s assets would be protected against claims by its creditors, including but not limited to attempts to attach or liquidate its assets.

•	No payments of principal or interest can be made by Telecom to its creditors.

•	Holders of Telecom’s indebtedness will lose any rights of set-off against Telecom that they had prior to the concurso preventivo.

•	If the concurso preventivo fails, holders of Telecom’s indebtedness will be left with a claim in a quiebra and may force Telecom into quiebra.

Telecom has been advised by its Argentine counsel that Telecom may also reorganize its financial indebtedness pursuant to an acuerdo preventivo extrajudicial if it is able to obtain the approval of the majority of its creditors representing two-thirds of the total liabilities of Telecom and a court endorsement. Such an agreement would have a binding effect on all of Telecom’s creditors, including those that reject or do not execute such agreement. Any monetary claims against Telecom would be suspended by the Argentine courts at the time such agreement is filed for endorsement.

Even if a court approval of such agreement were obtained and the restructuring was carried out in Argentina, it is possible that the agreement may not be recognized in other jurisdictions.

If a creditor were to challenge the modification of the terms and conditions of Telecom’s debt obligations governed by non-Argentine law, a court in another jurisdiction may determine that the minimum standards necessary for honoring and respecting an acuerdo preventivo extrajudicial in its jurisdiction were not satisfied. If that were to occur, all or some of the transactions that would be part of the restructuring could be challenged, and Telecom may become subject to significant litigation.

See Item 8: “Financial Information—Legal Proceedings” in Telecom’s annual report on Form 20-F attached as Exhibit 12.3 hereto and incorporated by reference herein.

Uncertainties resulting from the current economic situation in Argentina and recent changes to regulations affecting Telecom raise substantial doubt about each of Telecom’s and Nortel’s ability to continue as a going concern and may continue to negatively impact Telecom’s and Nortel’s financial position and results of operations.

As a result of the current economic situation in Argentina and recent modifications to regulations affecting Telecom, as further described under the risk factors discussed above, Nortel cannot assure you that Telecom will be able to obtain the financial resources to repay or refinance its debt or that the outcome of the pending renegotiation of Telecom’s rates with the government will not have a material adverse effect on Telecom’s and consequently Nortel’s, financial condition or results of operations. The financial statements as of December 31, 2002 and 2001 have been prepared assuming that each of Telecom and Nortel will continue as a going concern. The auditors’ reports on each of Telecom’s and Nortel’s financial statements as of and for the years ended December 31, 2002 and 2001, includes an explanatory paragraph describing the existence of substantial doubt about the entity’s ability to continue as a going concern. As a result of the continued deterioration of the Argentine economy and the devaluation of the peso, as further described in this “Risk Factors” section and “Item 3—Key Information—Risk Factors” in Telecom’s annual report on Form 20-F (which is attached as Exhibit 12.3 to this annual report and incorporated by reference herein), Nortel cannot provide assurance that these factors will not continue to negatively impact the financial position and results of operations of Telecom and its subsidiaries and consequently, Nortel.

Telecom may be subject to measures by the Argentine government which may impose an obligation to provide telecommunications services without compensation.

On June 12, 2002, the Argentine Congress passed Law 25,609 which, as of the date of this annual report, has not been published in the Official Gazette. Law 25,609 provides that Argentine telephone operators such as Telecom must provide “indispensable telephony services” to the following entities (the “Beneficiaries”): (i) public hospitals and welfare institutions, (ii) public education facilities and (iii) Argentine armed forces. Law 25,609 has not defined the scope of “indispensable telephony services.” Pursuant to the terms of this law, Telecom must continue to provide telephony services even if the Beneficiaries do not pay for such services. Subject to the implementation of this law and subsequent regulations that may be enacted thereunder, Telecom may or may not be able to set off any amounts due by the Beneficiaries against any amounts owed by Telecom to the Argentine government.

The Executive Branch vetoed Law No. 25,609 and instead passed Decree No. 1174/02 on July 4, 2002. However, Law 25,609 may still become effective upon a  2/3 majority vote of the National Congress. Decree No. 1174/02, unlike Law 25,609, does not require Argentine telephone operators such as Telecom to provide the above mentioned “indispensable telephony services” but does require a party wishing to suspend the provision of such services to provide 30 working days notice of such suspension to the affected entity and the Ministers or Secretaries of the Presidency of the Nation.

Telecom must comply with conditions in its license, some of which are outside of its control.

Telecom is subject to a complex series of laws and regulations with respect to most of the telecommunications services it provides. Telecom provides telecommunications services pursuant to a license that is subject to regulation by various regulatory bodies. Any partial or total revocation of the license would be likely to have a material adverse impact on Telecom’s financial condition and results of operations. Telecom’s dissolution and the declaration of bankruptcy are events which may lead to a revocation of Telecom’s license under the List of Conditions. In addition, certain of the conditions of the license are not within Telecom’s control. For example, transfers or issuances of the capital stock of Nortel without the approval of the relevant regulatory bodies, and any transfer or issuance of Telecom’s capital stock that reduces Nortel’s ownership of Telecom to less than 51% without the approval of the regulatory bodies, may result in the revocation of Telecom’s license. Nortel has no control over the control and/or transfers of its shares. For example, during 1999, Telecom Italia, which directly and indirectly owns 50% of Nortel’s common stock, was acquired by Olivetti. During 2001, Olimpia S.p.A., a company whose share capital is currently held by Pirelli S.p.A. (50.4%), Edizione Finance International S.A. (16.8%), IntesaBci S.p.A. (8.4%), UniCredito Italiano S.p.A. (8.4%) and Hopa S.p.A. (16%), acquired and as of May 9, 2003 owns 28.55% of the share capital of Olivetti. As of May 9, 2003, Olimpia also holds 504,825,562 Olivetti 1.5% 2001-2010 convertible bonds with a premium at redemption and 68,409,125 Olivetti 2001-2002 warrants on ordinary shares.

The deterioration of the Argentine economy and the effects of pesification may require Telecom and/or Nortel to undertake a mandatory capital stock reduction or commence dissolution proceedings.

Due to the economic and financial situation in Argentina, each of Telecom and Nortel reported a loss for the year ended December 31, 2002. This loss has absorbed the totality of each of Telecom’s and Nortel’s reserves and significantly reduced shareholders’ equity. Under section 206 of the Argentine Companies Law, if at the annual shareholders’ meeting the corporation presents financial statements that report that the corporation’s losses have absorbed its reserves and at least 50% of the share capital of the company, the corporation is required to reduce its capital stock. Further, under paragraph 5 of section 94, if the corporation presents financial statements that report that shareholders’ equity is negative, the corporation is required to commence dissolution proceedings unless its shareholders take action (either by making an additional capital contribution or authorizing the issuance of additional shares of the corporation) that results in positive shareholders’ equity within 90 days of such annual shareholders’ meeting. However, on July 16, 2002, the requirements of section 206 and paragraph 5 of section 94 of the Argentine Companies Law were suspended until December 10, 2003.

Although section 206 and paragraph 5 of section 94 of the Argentine Companies Law have been suspended until December 10, 2003, if this suspension is not extended and Telecom’s and/or Nortel’s shareholders’ equity declines such that Telecom’s and/or Nortel’s losses absorb 50% of their respective share capital or cause their respective shareholders’ equity to be negative at the end of the year ended December 31, 2003 or a subsequent fiscal year, each of Telecom and Nortel, respectively, will have to reduce its capital stock or commence dissolution proceedings, respectively, unless it is able to issue additional shares or its shareholders contribute additional capital.

The future evolution of Telecom’s and consequently, Nortel’s, shareholders’ equity depends to a great extent on the development of the current economic crisis and, in particular, on the fluctuation of the U.S. dollar and euro exchange rate, the results of the renegotiation of Telecom’s indebtedness which has been affected by the devaluation, the “pesification” of Telecom’s tariffs and the effects of such reductions on Telecom’s operating results and Telecom’s capacity to generate sufficient cash flow to meet its financial obligations.

As of March 31, 2003 Nortel’s losses did not absorb its reserves and 50% of its share capital.

Risk Factors Relating to Nortel

As a holding company, Nortel’s ability to meet its financial obligations and to pay dividends is dependent upon the receipt of cash dividends and other distributions paid on the common stock of Telecom that it owns.

Nortel is a holding company which owns shares of common stock of Telecom, Nortel’s sole substantial asset. As a holding company, Nortel’s ability to meet its financial obligations, and to pay dividends and other distributions (including mandatory redemption payments) on the Series A and B Preferred Shares is dependent upon the receipt of cash dividends and other distributions paid on the common stock of Telecom that it owns. Telecom and Nortel did not pay dividends for the years ended December 31, 2002 or 2001 and there can be no assurance that they will be able to pay dividends in the future. The ability of Telecom, and consequently Nortel, to pay dividends is subject to Telecom’s ability to generate sufficient cash from operations and is also subject to limits imposed by applicable Argentine law. In particular, under Argentine Companies Law, Telecom and Nortel may only declare dividends out of liquid and realized profits determined in accordance with Argentine GAAP and other applicable regulations and must allocate 5% of each year’s net income to a legal reserve until the total amount of such reserve equals 20% of its subscribed equity capital. In addition, as discussed in more detail in “Item 5—Operating and Financial Review and Prospects—Telecom’s Ongoing Restructuring Efforts” Telecom is currently working with its financial advisors and creditors to restructure its financial indebtedness. Although the terms of such restructuring have not yet been determined, it is possible that Telecom, as part of its restructuring process, may issue additional equity or become subject to restrictions on the payment of dividends, which could have a material adverse effect on Nortel’s cash flow and ability to meet its financial obligations and to pay dividends and redemption amounts.

In addition, because Nortel is a holding company, upon the liquidation or reorganization of Telecom or Telecom’s subsidiary, Telecom Personal, Nortel’s right to participate in any distribution of their assets is subject to the prior claims of creditors of Telecom and its subsidiary, including trade creditors.

Holders of Series A Preferred Shares and Series B ADSs may experience extreme fluctuations in dividends.

The declaration and payment of dividends on Series A Preferred Shares and Series B Preferred Shares is dependent on the receipt by Nortel of significant distributions on the Telecom common stock owned by Nortel. In addition, the declaration and payment of dividends on Series B Shares is subject to the dividend and redemption payments on Nortel’s Series A Preferred Shares. Telecom did not pay dividends for the fiscal years ended December 31, 2001 or 2002 and therefore Nortel did not make any distributions on its Series A or Series B preferred shares for the years ended December 31, 2001 or 2002. Due to Telecom’s current financial condition, it is uncertain whether Telecom and Nortel will be able to pay dividends in future years. Further, until 2007, Nortel is required to make redemption payments on its Series A Preferred Shares of P$55.1 million per year plus the adjustment coefficient set forth by Decree No. 214/02, also known as “CER”. These redemption payments reduce the amount of cash which would otherwise be available to make dividend payments on Series B Preferred Shares and Nortel ordinary shares. If Nortel is unable to make such redemption payments, as was the case for the fiscal years ended December 31, 2002 and 2001, the redemption and dividend payments on the Series A Preferred Shares will continue to accrue until paid and will bear interest at LIBOR. Therefore, even if Telecom does make dividend payments in future years, Nortel will be unable to use this dividend income to make dividend payments to the Series B preferred and ordinary shareholders until all of the accrued but unpaid amortization and dividends on the Series A Preferred

Shares have been paid. Further, as previously discussed, Telecom is currently working with its financial advisors and creditors to restructure its financial indebtedness. Although the terms of such restructuring have not been determined, it is possible that Telecom, as part of its restructuring process, may issue additional equity or become subject to restrictions on the payment of dividends, which would reduce or eliminate Nortel’s ability to pay dividends to its shareholders.

In addition, since January 6, 2002, the Convertibility Law which established a P$1.00 to US$1.00 exchange rate has been partially repealed and since that date the Argentine peso has experienced a significant devaluation. Since Nortel’s dividends are paid in Argentine pesos, such dividends, if and when paid, will have a lower value in dollar terms.

Holders of Series B ADSs may not be able to exercise their preemptive rights should Nortel issue additional ordinary shares.

The terms and conditions of the Series B Preferred Shares include preemptive rights to holders of the Series B Preferred Shares which will require Nortel to offer holders of the Series B Preferred Shares the right to purchase a sufficient number of the Series B Preferred Shares to maintain their existing ownership percentage if Nortel issues additional ordinary shares. United States holders of Series B ADSs will not be able to exercise through Morgan Guaranty Trust Company as Depositary (the “Depositary”) the preemptive rights for Series B Preferred Shares underlying their Series B ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirement thereunder is available. Nortel intends to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement as well as the indirect benefits to it of enabling the holders of Series B ADSs to exercise preemptive rights and any other factors Nortel considers appropriate at the time. No assurance can be given that any registration statement would be filed. To the extent holders of Series B ADSs are unable to exercise their preemptive rights because a registration statement has not been filed and no exemption from such registration requirement under the Securities Act is available, the Depositary would sell such holders’ preemptive rights and distribute the net proceeds thereof to the holders of Series B ADSs, and such holders’ equity interest in Telecom would be diluted proportionately. The Depositary, after consultation with Nortel, has discretion to determine the procedure for making rights available to holders of Series B ADSs or for disposing of such rights and making the net proceeds available to such holders. If by the terms of a rights offering or for any other reason the Depositary may not make such rights or net proceeds available to any holder of Series B ADSs, the Depositary may allow the rights to lapse.

Nortel could be delisted from the New York Stock Exchange and/or the Buenos Aires Stock Exchange which would result in a loss of liquidity for Nortel’s securities.

Nortel’s Series B Preferred Shares are currently listed on the Buenos Aires Stock Exchange and Nortel’s Series B ADSs are currently listed on the New York Stock Exchange. See Item 9: “The Offer and Listing.” Under its regulations, the Buenos Aires Stock Exchange will delist shares of a company under certain circumstances which include the company reporting a deficit under Argentine GAAP, a bankruptcy judgment against the company, liquidation, revocation of the company’s public offering authorization by the CNV and delisting by a foreign stock market. Notwithstanding these regulations, on May 29, 2002, the CNV passed certain resolutions consistent with a resolution of the Buenos Aires Stock Exchange Presidency under which shares of companies with negative net worth shall not be delisted if such negative net worth was a result of the devaluation of the peso resulting from the Public Emergency Law.

A company may be delisted from the New York Stock Exchange if its average global market capitalization falls below certain specified levels, its average daily closing price falls below certain specified levels for a specified period or if the listed company has a reduction in operating assets, undergoes bankruptcy or liquidation, violates public policy or its agreements with the New York Stock Exchange or the listed company’s securities are authoritatively determined to have no value. On July 22, 2002, Nortel was notified by the New York Stock Exchange that (i) it did not meet the minimum share price criteria for continued listing on the exchange and (ii) it must bring its share price and average share price back above U.S.$1.00 within six months of receipt of the notification or it would be delisted. Nortel agreed with the New York Stock Exchange that in order to remedy the price deficiency it would seek shareholder approval for a change in the ratio of ordinary shares to ADSs at the annual shareholders’ meeting on April 30, 2003. However, prior to April 30, 2003, Nortel’s share price increased so that Nortel’s ADSs met the New York Stock Exchange’s standards on minimum price per ADS at the time of its annual shareholders’ meeting. Nevertheless, at its annual shareholders’ meeting held on April 30, 2003, Nortel’s shareholders granted its board of directors the power to change the ratio of ADSs to ordinary shares if necessary in the future.

Even though Nortel’s board of directors now has the power to change the ratio of ADSs to ordinary shares if necessary in the future, it is possible that the current economic and political conditions in which Nortel and Telecom are operating may result in circumstances that require the delisting of its securities from the New York and/or Buenos Aires Stock Exchange. The delisting of Nortel’s securities from either of these exchanges will result in a loss of liquidity for the Company’s shares.

Nortel’s financial statements may not give you the same information as financial statements prepared under U.S. accounting rules.

Publicly available information about public companies in Argentina is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States and certain other countries. In addition, although Nortel is subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of domestic U.S. issuers. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of investors in such markets as compared with the securities markets in the United States and certain other developed countries. Nortel maintains its financial books and records and prepares its financial statements in conformity with Argentine GAAP, which differs in certain respects from U.S. GAAP. See Note 20 to Nortel’s consolidated financial statements included in this Form 20-F.

Risk Factors Relating to Investing in Argentine Companies

Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires.

Under Argentine law, a shareholder’s liability for losses of a company is limited to the value of his or her shareholdings in the company. Under Argentine law, however, shareholders who vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution. In connection with recommending any action for approval by shareholders, the board of directors of Nortel has obtained since the privatization, and intends to obtain in the future, opinions of counsel concerning the compliance of the actions with Argentine law and Nortel’s bylaws (or regulations, if any). Although the issue is not free from doubt, based on advice of counsel, Nortel believes that a court in Argentina in which a case has been properly presented would hold that a non-controlling shareholder voting in good faith and without a conflict of interest in favor of such a resolution based on the advice of counsel that such resolution is not contrary to Argentine law or the company’s bylaws or regulations would not be liable under this provision.

Future Argentine government policies will likely significantly affect the economy as well as the operations of the telecommunications industry.

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. Due to the current Argentine crisis, the Argentine government has promulgated numerous, far-reaching and, at times, inconsistent laws and regulations affecting the economy as well as telecommunications companies in particular. Nortel cannot provide assurance that laws and regulations currently governing the economy or the telecommunications industry will not continue to change in the future, particularly in light of the continuing economic crisis, or that any changes will not adversely affect Telecom’s, and consequently Nortel’s, business, financial condition or results of operations as well as Telecom’s ability to honor its foreign-currency denominated debt obligations and Telecom’s and Nortel’s ability to pay dividends.

Due to the current social and political crisis, companies in Argentina also face the risk of civil and social unrest, strikes, expropriation, nationalization, forced renegotiation or modification of existing contracts and changes in taxation policies, including royalty and tax increases and retroactive tax claims.

In addition, investments in Argentine companies may be further affected by changes in laws and policies of the United States affecting foreign trade, taxation and investment.

Risk Factors Relating to Telecom

For a detailed explanation of risks associated with an investment in Telecom, see Item 3: “Key Information—Risk Factors” in the Telecom Form 20-F included as an exhibit hereto.

ITEM 4.	INFORMATION ON THE COMPANY

The Company

Nortel was organized by a consortium of Argentine and international investors to acquire a controlling interest in the common stock of Telecom as the first step in Argentina’s privatization of its fixed-link public telecommunications services and basic telephone services. See Item 7: “Major Shareholders and Related Party Transactions”. As of December 31, 2002, Nortel owned approximately 55% of the common stock of Telecom. Nortel’s sole substantial activity is owning such stock and its sole substantial source of cash income is cash dividends paid on such stock. (See Item 10: “Additional Information—Nortel’s Capital Stock”).

Nortel is a stock corporation (sociedad anónima) organized under the laws of Argentina on October 31, 1990. Nortel has decided not to adopt the regime (described more fully under Item 10: “Additional Information—Change of Control”) regarding mandatory tender offers which is applicable to all Argentine corporations with listed securities. The Company’s business offices are located at Alicia Moreau de Justo 50—11th Floor C1107 AAB Buenos Aires, Argentina and its telephone number is 541-14-968-3631. Nortel’s operations are limited only by its corporate purpose as stated in its bylaws, which is to invest in companies, other than financial services companies, generally, and to invest in Telecom specifically. Therefore, Nortel is able to expand into other businesses within its corporate purpose without regulatory approval.

For a description of Telecom’s business and its principal capital expenditures, see Item 4: “Information on the Company” in the Telecom Form 20-F included as an exhibit hereto.

Change of Fiscal Year End

The shareholders’ meeting held on September 12, 2000 approved the change in the closing date for the Company’s fiscal year from September 30 to December 31, as well as the corresponding amendment to article 21 of the Company’s bylaws which sets forth the closing date for the fiscal year.

Nortel’s Auditors

The consolidated financial statements of the Company for the years ended December 31, 2002 and December 31, 2001 included in Item 18 of this annual report on Form 20-F have been audited by Pistrelli, Henry Martin y Asociados S.R.L., a member firm of Ernst & Young Global. (Henry Martin, Lisdero y Asociados, Pistrelli, Díaz y Asociados and Pistrelli, Henry Martin y Asociados S.R.L. are all members of Ernst & Young Global and should be read indistinctly as the same accounting firm). The consolidated financial statements of the Company for the twelve-month period ended December 31, 2000 included in Item 18 of this annual report on Form 20-F have been audited by Price Waterhouse & Co. Effective January 1, 2003, Price Waterhouse & Co., has been appointed as an additional independent auditor for the Company. Price Waterhouse & Co. and Pistrelli, Henry Martin y Asociados S.R.L. are expected to jointly conduct the audit of the Company’s financial statements for the 2003 fiscal year and issue a joint audit report.

Acquisition Financing

To finance its acquisition of Telecom, Nortel incurred approximately US$78.2 million of debt in the form of Series A Senior Notes due 2001 (the “Series A Notes”) and approximately US$124.2 million of debt in the form of Series B Senior Notes due 2001 (the “Series B Notes”) and issued shares of Class A preferred stock (the “Series A Preferred Shares”) with a subscription price of US$713 million and shares of Class B preferred stock (the “Series B Preferred Shares”) with a subscription price of US$433 million. The Series A Notes bore interest at the rate of 14%

per annum from April 1, 1993 through March 31, 1994, subsequently bore interest until maturity at the rate of 17% per annum, payable annually on March 31 of each year, and amortized in six equal annual installments which commenced on March 31, 1996. The Series B Notes bore interest at the rate of 6% per annum from April 1, 1993, payable annually on March 31 of each year, and amortized in six equal annual installments which commenced on March 31, 1996. The final installments for both the Series A Notes and the Series B Notes were paid in March 2001. The Series A Preferred Shares pay a dividend of 6% per annum (the “Base Dividend”), which was required to be paid prior to the end of February of each year until the Company’s change in fiscal year end from September 30 to December 31, at which time the dividend policy was changed so that any dividends declared are to be paid by the end of May of the subsequent fiscal year.

In addition, beginning with the Nortel fiscal year commencing January 1, 1994 and for each fiscal year thereafter for which liquid and realized profits are legally available for distribution after providing for payment of the Base Dividend, holders of Series A Preferred Shares will receive an additional dividend calculated based on the Distributable Return on Equity (“DROE”) of Telecom, if the DROE is higher than 10%. The Series A Preferred Shares are to be redeemed in ten equal annual installments of their subscription price commencing in 1998. The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves. Accrued and unpaid redemption payments will be adjusted for CER and bear interest, at LIBOR, from the scheduled redemption payment date until the actual payment date. Prior to the change in the Company’s fiscal year end these redemption payments were made prior to the end of February of each year and now will be made prior to the end of May of each year as a result of the change in the Company’s fiscal year end. On January 26, 2001, Nortel paid the fourth installment of the scheduled redemption of Series A Preferred Shares in an amount of approximately P$55.1 million (nominal amount at date of payment). On May 4, 2001, Nortel paid an additional installment of the redemption of Series A Preferred Shares in an amount of approximately P$14 million (nominal amount at date of payment) (corresponding to the proportional amount for the three month period ended December 31, 2000). On April 24, 2002 and April 30, 2003, at Telecom’s annual shareholders’ meetings for the fiscal years ended December 31, 2001 and 2002 respectively, Telecom’s shareholders decided that no dividend payments would be made due to Telecom’s financial condition and results of operations. Consequently, at Nortel’s annual shareholders’ meetings held on April 25, 2002 and April 30, 2003 for the fiscal years ending December 31, 2001 and 2002, respectively, Nortel’s shareholders decided that no dividends would be paid and that there would be no amortization of the Series A Preferred Shares. The non-payment of this amortization triggered the right of the holders of Series A Preferred Shares to exercise their voting rights and to appoint a member of Nortel’s board of directors and Nortel’s failure to comply with the financial ratio covenant contained in the terms and conditions of the Series A and Series B Preferred Shares triggered the right of the Series A and Series B shareholders to appoint a member of Nortel’s board of directors. Accordingly, the Series A and Series B shareholders have appointed Marcelo Villegas to Nortel’s board of directors.

Pursuant to the Public Emergency Law, the unpaid dividends and outstanding installments for the redemption of Series A preferred shares have been “pesified” at the exchange rate of P$1.00 = US$1.00 plus the adjustment coefficient set forth by Decree No. 214/02, also known as “CER”. The Series B Preferred Shares are required to be paid an annual dividend in an amount equal to 48.96% of earnings legally and financially available for distribution and remaining after providing for payments of any amounts due and payable on account of any and all dividend and redemption payments in respect of Series A Preferred Shares. The Series B Preferred Shares are not redeemable.

At present, Nortel is unable to predict whether Telecom will be able to make future dividend payments. Please see Item 3: “Key Information—Risk Factors” in this annual report and in the Telecom 20-F attached as an Exhibit hereto.

Relationship Between Nortel and Telecom

As of December 31, 2002, Nortel owns 502,034,299 of Telecom’s Class A Ordinary Shares, nominal value P$1.00 per share (the “Class A Shares”), representing 100% of Telecom’s issued and outstanding Class A Shares and 51% of Telecom’s issued and outstanding common stock, and 36,832,408 of Telecom’s Class B Shares, nominal value P$1.00 per share, representing approximately 8.4% of Telecom’s issued and outstanding Class B Shares and approximately 4% of Telecom’s issued and outstanding common stock. Pursuant to the Privatization Regulations and the terms and conditions of the Transfer Agreement, Nortel is required to own all of Telecom’s Class A Shares unless the Regulatory Bodies otherwise agree. See Item 4: “Information on the

Company—Regulatory Framework” in the Telecom Form 20-F included as an exhibit hereto and Item 7: “Major Shareholders and Related Party Transactions.” Nortel is not required by the Privatization Regulations to own any of Telecom’s Class B Shares.

Under Argentine law, by virtue of its majority ownership of the common stock of Telecom, Nortel has control over substantially all decisions made at Telecom’s shareholders’ meetings, including decisions relating to capital increases, the proposal and approval of the annual financial statements, the issuance of securities, the allocation of profits and the declaration of dividends.

Telecom’s day-to-day management and operations are the responsibility of Telecom Italia S.p.A. (“Telecom Italia”) (formerly STET Societá Finanziaria Telefonica p.a.) and France Cables et Radio S.A. (“FCR”, a member of the France Telecom group, and together with Telecom Italia, the “Operators”), under the privatization regulations approved by Decree 62/90 (as amended) and a management contract (the “Management Contract”) entered into on November 8, 1990 (the “Transfer Date”), as amended. For a description of the Operators see Item 4: “Information on the Company—The Business—Description of the Operators” in the Telecom Form 20-F included as an exhibit hereto.

In addition, certain members of Telecom’s senior management are appointed by the Operators upon proposal by or with the approval of certain of Nortel’s shareholders. The Operators and their subsidiaries collectively own 100% of Nortel’s ordinary shares. See Item 4: “Information on the Company—The Business—Management Contract” in the Telecom Form 20-F included as an exhibit hereto and Item 7: “Major Shareholders and Related Party Transactions.”

Property, Plant and Equipment

As a holding company, Nortel has no material physical properties.

The information contained under Item 4: “Information on the Company—Property, Plant and Equipment” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated herein by reference in partial answer to this section.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

Nortel is a holding company whose principal asset is its 55% equity interest in Telecom. Therefore, the following discussion of Nortel’s financial condition and results of operations should be read in conjunction with Nortel’s Financial Statements and notes thereto included elsewhere in this Form 20-F and with Telecom’s financial statements and notes thereto and Item 5: “Operating and Financial Review and Prospects” included in the Telecom Form 20-F incorporated herein by reference and included as an exhibit hereto. Such financial statements and notes thereto have been prepared in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP. See Note 20 to the Financial Statements.

Financial data as of and for the fiscal year ended December 31, 2002 reflects adjustments for inflation. Financial data as of and for the fiscal year ended December 31, 2001, the twelve-month period ended December 31, 2000 and the fiscal years ended September 30, 1999 and September 30, 1998 has been restated for inflation for comparative purposes. See “Presentation of Financial Information” for a discussion of accounting presentation relating to inflation.

The continuing recession in Argentina has deepened into an unprecedented political and economic crisis that has materially and adversely affected Telecom’s business and consequently, Nortel’s results. Because of the political and economic instability in Argentina, the following discussion may not be indicative of the Company’s current or future results of operations, liquidity or capital resources and may not contain all of the necessary information to help compare the information contained in this discussion with results from previous or future periods. Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the risk factors described in this annual report and the risk factors contained in Telecom’s 20-F which is attached as an exhibit hereto and incorporated herein by reference.

Economic and Political Developments in Argentina

Nortel’s most significant investment, Telecom, is located in Argentina. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general, and Telecom in particular, as well as affect market conditions, prices and returns on Argentine securities, including those of Nortel and Telecom. Argentina has experienced negative growth, high inflation, a large currency devaluation, loss of international reserves and limited availability of foreign exchange. These conditions will adversely affect Nortel’s and Telecom’s financial condition and results of operations and otherwise impair Nortel’s and Telecom’s ability to make payments on their outstanding shares and Telecom’s ability to make payments of principal and/or interest on its outstanding indebtedness.

Economic and Political Developments

Argentina continues to experience political and economic instability. Since December 20, 2001, Argentina has had six different Presidents including the current president, Néstor Kirchner, who was elected in April 2003. The federal government and most of the provincial governments have not been able to complete a restructuring of their financial debt obligations and have an aggregate of approximately US$137 billion of outstanding financial indebtedness.

Since the second half of 1998, the Argentine economy has been in a recession that has caused real gross domestic product to decrease by 3.4% in 1999, by 0.8% in 2000 and by 4.4% in 2001.

In 2001, Argentina experienced increased capital flight, decreased economic activity and continuing political infighting. As the recession caused tax revenue to drop, the public sector relied increasingly on financing from local, and to a lesser extent foreign, banks, effectively foreclosing private sector companies from bank financing. Consequently, the creditworthiness of the public sector began to deteriorate while interest rates increased to record highs.

Severe political and economic uncertainty and speculation about the eventual abandonment of the Convertibility Law following the expected default by the Argentine government generated numerous deposit withdrawals in the banking sector. On December 3, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were designed to preserve the banking sector from collapse, because under the Convertibility Law, the Central Bank’s ability to issue pesos in order to provide liquidity was restricted. Although the deposit freeze was announced as a temporary measure, it was perceived as a further paralysis of the economy and it worsened the political, social and economic crises that eventually led to the resignation of President De la Rua.

The interim governments that followed De la Rua and particularly President Duhalde after his appointment on January 1, 2002, undertook a number of far-reaching initiatives, including:

•	amending the Convertibility Law, with the resulting devaluation of the peso;

•	suspending payments of principal and interest on certain of Argentina’s sovereign debt;

•	converting domestic U.S. dollar-denominated debts into peso-denominated debts at a one-to-one exchange rate;

•	converting U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of P$1.40 per U.S. dollar;

•	restructuring bank deposits and restrictions on transfers abroad;

•	amending the Central Bank’s charter to allow it to print currency in excess of the amount of the foreign reserves it holds, make short-term advances to the federal government and provide financial assistance to financial institutions with liquidity constraints or solvency problems;

•	requiring the obligatory sale by all banks of all their foreign currency held in Argentina to the Argentine Central Bank at an exchange rate of P$1.40 per U.S. dollar (this initiative is currently suspended);

•	converting public service tariffs, including Telecom’s, which had originally been calculated in U.S. dollars, into pesos at a one-to-one exchange rate;

•	freezing public service tariffs, including Telecom’s, and prohibiting indexation of any kind of public service tariffs; and

•	authorizing the Argentine government to renegotiate public service tariffs.

The rapid and radical nature of changes in the Argentine social, political, economic and legal environment, including the Argentine Supreme Court’s decision declaring the conversion of dollar-denominated deposits into pesos unconstitutional, have created significant uncertainty. As a result, commercial and financial activities in Argentina decreased significantly in 2002, further aggravating the economic recession that precipitated the current crisis. Real gross domestic product dropped by an estimated 10.9% in 2002, and the unemployment rate rose to 21.5% in May 2002 and 17.8% as of October 2002.

The Argentine economy marginally improved in the last months of 2002. The peso appreciated against the U.S. dollar, from P$3.74 per U.S. dollar as of September 30, 2002 to P$3.37 per U.S. dollar as of December 31, 2002. In addition, Argentine prices and inflation rates decreased in the last months of 2002. During the five-month period ended May 31, 2003, the peso further appreciated against the U.S. dollar, ending with a rate of P$2.85 per U.S. dollar, while inflation increased by 2.1% during such five-month period. However, despite some improvement of the financial indicators, the cumulative economic, social and political deterioration caused by last year’s events of year 2002 remains largely unaffected.

The elections for a new president held on April 27, 2003 led to the election of Nestor Kirchner, a provincial governor, and it remains unclear how that outcome will affect the composition of the Argentine government, the laws it promulgates and the economy.

Effects on the Company’s operating results and liquidity in future periods

Nortel expects the economic and political changes described above to have a material effect on Telecom’s results of operations in future periods; however, the nature and extent of these effects cannot be determined at this time.

Inflation

The changes introduced in Argentina have triggered inflation. In 2002, the consumer price index and the wholesale price index exhibited a cumulative increase of 41% and 118%, respectively, as reported by the Argentine National Statistics and Census Institute.

Telecom’s Ongoing Restructuring Efforts

As a consequence of a number of developments, including the deterioration of the economic environment in Argentina, the devaluation and volatility of the peso, the conversion into pesos of Telecom’s rates at the ratio of P$1.00=US$1.00 and uncertainties surrounding the adjustment of Telecom’s regulated rates, in the first half of 2002 Telecom announced the suspension of payments of principal and interest on its and its Argentine Subsidiaries’ financial debt obligations. Since announcing the suspension of principal and interest payments on its financial indebtedness, Telecom, Telecom Personal and Publicom have been working with their financial advisors to develop a comprehensive plan to restructure all of their financial debt obligations and have taken the following steps to restructure their respective financial indebtedness.

On June 2, 2003, Telecom, Telecom Personal and Publicom made aggregate interest payments equal to the equivalent of US$95.6 million, US$11.3 million and US$0.04 million, respectively, on their outstanding financial indebtedness. Telecom, Telecom Personal and Publicom also purchased and cancelled an aggregate principal amount equal to the equivalent of approximately US$209 million, US$79.8 million and US$3.7 million, respectively, of their outstanding financial indebtedness. In addition, in April 2003, Núcleo reached an agreement with certain of its creditor’s to refinance approximately US$13.8 million of its total financial indebtedness and is currently in negotiations to refinance its remaining financial debt obligations.

Restructuring Proposal

Telecom has been working with its financial advisors to develop a comprehensive plan to restructure its outstanding financial indebtedness not purchased and cancelled as described above.

Since June 2002, Telecom has been engaged in discussions and negotiations with an ad hoc committee formed by seven of Telecom’s lenders under its credit facilities (the “Committee”), including discussions on alternative proposals to effect a restructuring of its financial indebtedness. These discussions and negotiations have focused on, among other things, the level of debt to be issued to Telecom’s creditors and rates of interest thereon, the structure and terms of any equity-linked instrument to be issued to creditors, the amount of equity capital that creditors would receive and the extent, if any, to which any part of the new debt obligations would be collateralized. Telecom has also been engaged in discussions and negotiations with representatives of certain of its bondholders.

In the first quarter of 2003 Telecom furnished to the Committee for its consideration a revised plan for restructuring all of its outstanding financial indebtedness (the “Proposal”), which Telecom believed reflected the comments and concerns expressed by the Committee in the course of discussions with them to that date. The restructuring alternatives in the Proposal were conditioned on, among other things, Telecom’s ability to purchase and cancel at least US$520 million of financial indebtedness, as described above. Due to the lower than expected amounts of debt that Telecom was able to purchase and cancel, Telecom is in the process of revising its current plans for restructuring its financial indebtedness to address a higher level of financial indebtedness outstanding. As such, the terms of any proposed restructuring of Telecom remain subject to significant uncertainties. Telecom cannot provide assurance that any of the alternatives contemplated in the Proposal will be included in any amended proposal and, even if such alternatives are included in an amended proposal, Telecom cannot provide assurance that such alternatives will be implemented as proposed, or at all. Telecom reserves the right to discontinue any negotiations regarding the Proposal and any amendments to the Proposal, or to take further or different actions to achieve its restructuring goals. For a more detailed discussion of Telecom’s restructuring efforts, including those of its subsidiary Telecom Personal, see Item 5: “Operating and Financial Review and Prospects—Ongoing Restructuring Efforts” in the Telecom Form 20-F included as an exhibit hereto.

Nortel is not, and has not been, a participant in any of the negotiations with the Committee. Information presented herein relating to Telecom’s restructuring process is based on Telecom’s press releases and other publicly available information.

Because Nortel’s cash flow is derived from dividends paid by Telecom, any issuances of common stock by Telecom and any restrictions on dividend payments imposed on Telecom in connection with the restructuring would have a material adverse effect on Nortel’s financial condition.

Critical Accounting Policies

Nortel’s and Telecom’s financial statements are prepared in accordance with Argentine GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management continually evaluates their estimates and judgments based on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Nortel’s accounting polices are more fully described in the Notes to its consolidated financial statements, particularly Notes 3, 4, 10 and 14. Management believes that the following are some of the more critical judgment areas in the application of accounting policies that currently affect Nortel’s and Telecom’s financial condition and results of operations.

Income Taxes—Deferred tax assets and Tax credit on minimum presumptive income

At December 31, 2002, Telecom had significant deferred tax assets generated principally by the devaluation of the peso, which tax assets are subject to periodic recoverability assessments. In accordance with Argentine GAAP, the recoverability of tax credit depends on the existence of sufficient taxable income within the carryforward period available under the tax law.

The National Government, through Decree No. 2568/02 dated December 11, 2002, stated that net losses from year 2002 exchange differences of assets and liabilities in foreign currency in existence up to January 6, 2002 must be determined considering the exchange rate of US$1.00=P$1.40 and will be deductible for income tax purpose only at a rate of 20% per year starting in fiscal year 2002. Consequently, the difference between the P$1.40 rate and the exchange rate at year end (P$3.37) must be entirely deducted for income tax purposes in fiscal year 2002.

This Decree nullified the interpretation of Telecom, which was that the whole exchange difference from year 2002 would be deferred in the period 2002–2006. As a consequence of this and considering the five year prescription period for tax loss carryforwards, the probability that Telecom will earn enough taxable profits in the period 2002–2006 in order to use the tax credit carryforwards existing at December 31, 2002 and the deductible exchange differences for the next four fiscal years, has diminished. As such, the management of Telecom has decided to record a reserve at December 31, 2002 under Argentina GAAP, in addition to the existing reserve of Núcleo, for the total deferred tax credits of Telecom and its subsidiary, Telecom Personal.

Management’s judgments regarding future profitability may change due to future market conditions, particularly the exchange rate, the pending rate renegotiation with the Government, the successful renegotiation of debt obligations and other factors. These changes may require material adjustments to these deferred tax asset balances.

Regarding the recoverability of tax credit for minimum presumptive income of P$84 million, as the prescription period is ten years, the Board of Directors of Telecom estimates that the recoverability of this tax credit is probable based on economic and financial projections. Therefore, no reserve was recorded under Argentine GAAP against the tax credit for minimum presumptive income.

Under U.S. GAAP, SFAS 109 provides more specific and strict rules relating to the evaluation of the recoverability of tax credits. Under SFAS 109, an enterprise must consider several positive and negative factors and make a judgment as to whether to record a total or partial valuation allowance against its tax credits. Negative factors to be considered include (i) uncertainties that, if unfavorably resolved, would adversely affect operations and profit levels on a continuing basis in future years and (ii) whether the length of the carryforward period is so brief that it would limit the realization of the tax credit.

Although Telecom’s financial projections indicate that Telecom may be able to recover the tax credits related to Publicom and the minimum presumptive income tax credits, due to the current macroeconomic environment and uncertainties surrounding Telecom’s business, the information provided in Telecom’s financial projections is not considered sufficient evidence of the recoverability of its tax credits under the criteria established by SFAS 109. Therefore, for purposes of Telecom’s reconciliation of Argentine GAAP to U.S. GAAP, Telecom has recorded a valuation allowance for the full amount of its tax credits as of December 31, 2002 under U.S. GAAP.

Fixed and intangible assets—Estimated useful lives and recoverability

Telecom has significant tangible and intangible assets. The determination of the estimated useful lives of these assets and whether or not these assets are impaired involves significant judgment.

These assets have been depreciated based on their useful lives, estimated for each class of fixed and intangible assets. The reasonability of the applicable depreciation rates must be considered in the context of the deregulation and increased competition which has characterized the Argentine telecommunications market from October 1999.

As a consequence of an integral review performed in the year 2001 by an independent specialist of the useful lives of Telecom’s fixed assets, Telecom confirmed that the remaining lives of the copper external wiring and related infrastructure were extended by the development of the ADSL (Asymmetric Digital Subscriber Line) technology and the massive deployment of its services during the year 2001. Therefore, Telecom, as recommended by the independent specialist, extended the remaining useful life assigned to such assets by 5 years and adopted new depreciation rates and a broader classification for the new assets as from January 1, 2001.

The recoverable value of fixed assets depends on the capacity of such assets to generate net cash flows sufficient to absorb the net book value of such assets during the estimated useful lives of such assets. The management of Telecom periodically evaluates the recoverable value of such fixed assets by preparing economic and financial projections considering alternative scenarios based on macroeconomic, financial and telecommunications market hypothesis, which are considered probable or conservative.

Argentine GAAP requires Telecom to assess whether the carrying amount of the asset is recoverable by estimating the sum of the undiscounted future cash flows expected to result from the asset. If the recoverable amount is less than the carrying amount, an impairment charge must be recognized, based on the sum of the discounted future cash flows. This criteria is substantially similar to the criteria provided by SFAS 144 under U.S. GAAP.

Based upon the described methodology regarding the recoverable value of the assets and the expectation that Telecom’s tariffs and financial debt will be successfully renegotiated, the management of Telecom believes that fixed asset and intangible assets, taken as a whole, are not valued in excess of recoverable value.

Changes in business strategy, technology evolution, and/or market conditions, as well as changes in future cash flow estimates due to, among other things, the outcome of the pending rate renegotiation with the Argentine government, could significantly impact these judgments and require adjustments to recorded asset balances.

Intangible assets with indefinite useful life—PCS license

Telecom has suspended the amortization of the PCS license as from fiscal year 2002 in accordance with the new Argentine accounting standards described below, because such license is an intangible asset with indefinite useful life.

In accordance with Argentine GAAP, Telecom has assessed whether the carrying amount of the license is recoverable by estimating the sum of the undiscounted future cash flows expected to result from such asset. Based on such cash flows arising from Telecom’s economic and financial projections, the management of Telecom believes that the book value of PCS license does not exceed its recoverable value under Argentine GAAP as of December 31, 2002.

However, U.S. GAAP, under SFAS No. 142, requires that intangible assets with indefinite useful life are not amortized but such assets are tested for impairment by comparing the asset’s book value to its estimated fair value. To determine the assets’ fair value, the management of Telecom has discounted the assets’ future cash flows based on Telecom’s economic and financial projections. Pursuant to such analysis, no impairment was detected under U.S. GAAP as of December 31, 2002.

The recoverability of indefinite life intangible assets requires Telecom’s management to make assumptions about future cash flows expected to result from such asset. Management’s judgments regarding future cash flows may change due to future market conditions, business strategy, technology evolution and other factors. These changes, if any, may require material adjustments to the book value of the PCS license.

Reserve for Doubtful Accounts

Changes in required reserves have been recorded in the present period and may occur in the future due to the current economic situation in Argentina, which has resulted in a significant increase in payment delays.

Management estimates the collectibility of trade receivables and note receivables. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including the current creditworthiness of each customer.

In addition, management has considered that the default of the public sector will produce a delay in collection but will not affect the ultimate recoverability of receivables due from the government. Telecom has considered the effect of this delay when estimating the recoverability of Telecom’s accounts receivable.

Contingencies

Nortel and Telecom are subject to proceedings, lawsuits and other claims related to labor, civil and other matters.

Management is required to assess the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from these outcomes. Each of Telecom’s and Nortel’s management consults with legal counsel on matters related to litigation and consults with internal and external experts in the ordinary course of business. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in Nortel’s and Telecom’s method of resolving such matters such as a change in settlement strategy.

Capitalization of foreign currency exchange differences related to debt for fixed assets acquisitions

As the devaluation of the peso has been significant during the year 2002, the CPCECABA issued Resolution No. 3/02, subsequently adopted by CNV Resolution No. 398, which provides that the exchange rate differences arising from January 6, 2002 relating to liabilities in foreign currency as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such professional standards are complied with.

Under CNV Resolution No. 398, capitalization of the foreign exchange differences related to debt for fixed asset acquisitions, as described above, is optional but it is mandatory under CPCECABA Resolution No. 3/02. Telecom capitalized its foreign exchange differences in accordance with CNV Resolution 398 until April 1, 2002, at which time Telecom decided that due to the re-establishment of inflation accounting and the volatility of its business, it was no longer appropriate to capitalize these differences. Under U.S. GAAP, capitalization of foreign exchange differences related to debt for fixed asset acquisitions is not permitted. See Note 20 to the consolidated financial statements included in Item 18 of this annual report on Form 20-F.

Significant Accounting Policies

The following accounting policies do not generally require management to make critical estimates and judgments comparable to those described above under “Critical Accounting Policies”, however, the management of Nortel believes that a description of these key accounting policies will facilitate the analysis and understanding of its financial statements. The information set forth below should be read in conjunction with the more detailed information regarding Nortel’s and Telecom’s accounting policies set forth in the Notes to Nortel’s and Telecom’s financial statements, particularly Notes 3, 4, 10 and 14 of each of Nortel’s and Telecom’s financial statements, which are included in Item 18 of this annual report on Form 20-F and as Exhibit 12.3 to this report, respectively.

Accounting for Inflation

The consolidated financial statements have been prepared in millions of Argentine pesos of constant currency, recognizing the effects of wholesale inflation.

From September 1995, in accordance with Argentine GAAP and CNV Resolution No. 272/95 as provided for in National Government Decree No. 316/95, inflation adjustments for financial statements were discontinued.

However, in July 2002, the Argentine government issued Decree No. 1269/02 re-establishing accounting for inflation in financial statements. The CNV, through Resolution No. 415/02, adopted this procedure. Consequently, Nortel’s and Telecom’s audited financial statements for the fiscal year ended December 31, 2002 reflect adjustments for inflation, and financial information as of and for the fiscal year ended December 31, 2001, the twelve-month period ended December 31, 2000 and the fiscal years ended September 30, 1999 and September 30, 1998 included herein has been restated for comparative purposes.

Due to the increase in the applicable index for restatement of financial statements (wholesale prices) of 118% in the period January through December 31, 2002, the reinstatement of inflation accounting in accordance with Argentine GAAP had a significant effect on Nortel’s and Telecom’s financial condition and results of operations.

Disclosure of debt as of December 31, 2002 in relation to the suspension of its payments

As some creditors have exercised their rights of acceleration of maturities and considering the cross default clauses contained in certain loan agreements, the management of Telecom decided to categorize debt with an original non-current maturity as current debt, except for the debt with the Titan financial trust refinanced as indicated in Note 8 to the consolidated financial statements. This decision reflects the enforceability of liabilities by creditors notwithstanding the fact that they have not generally sought to enforce such claims. As of December 31, 2002, this reclassification is approximately P$4,813 million.

Differences Between U.S. and Argentine GAAP. Differences exist between Argentine GAAP and U.S. GAAP which might be material to the financial information presented herein. Such differences involve methods of measuring the amounts shown in the annual financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X under U.S. federal securities laws.

Under U.S. GAAP, Nortel reported a net loss of P$753 million for year 2002 and P$1,952 million for year 2001. The principal factors affecting Nortel’s U.S. GAAP net income are those affecting Telecom’s U.S. GAAP net income, discussed under Item 5: “Operating and Financial Review and Prospects—Recent Accounting Pronouncements” in the Telecom Form 20-F included as an exhibit hereto. Additionally, under U.S. GAAP, the Preferred A Shares are required to be excluded from shareholders’ equity. Nortel’s shareholders deficit under U.S. GAAP was P$437 million as of December 31, 2002.

The principal items affecting Nortel’s income under U.S. GAAP, as compared to Argentine GAAP, are discussed in Note 20 to our consolidated financial statements included in Item 18 of this annual report.

Recent Accounting Pronouncements (Argentine GAAP)

Accounting for Inflation

On March 25, 2003, the Argentine government issued Decree No. 664/03, forbidding adjustments for inflation. In that respect, on April 10, 2003, the CNV issued Resolution 441/03 stating that beginning March 1, 2003, companies regulated by the CNV were not to adjust financial statements for inflation, and should include a note to their financial statements providing that information had only been adjusted for inflation until February 28, 2003.

New Accounting Standards

On January 14, 2003, the CNV approved RT 16, 17, 18, 19 and 20 of the FACPCE which establish new accounting and disclosure principles under Argentine GAAP. These new RTs relate to the harmonization of Argentine GAAP with IAS undertaken by the IASC.

These new standards were early adopted by the Company and Telecom, as permitted by the resolution, as of January 1, 2002. The principal changes in valuation and disclosure criteria that have been recorded are as follows:

•	Accounting Measurement of Certain Assets and Liabilities at Their Current Value. RT 17 provides general criteria for the accounting measurement of certain assets and liabilities based on the calculation of their current value, using the internal rate of return of such assets or liabilities at the time of measurement.

•	Loans Arising From Refinancing. RT 17 requires that when a debt is refinanced by new debt bearing substantially different terms, the original debt should be written off. RT 17 also establishes criteria for valuing and recording the new debt. In accordance with RT 17, Telecom Personal has written off the original debt refinanced in the Titan Financial Trust transaction and has recorded it as new debt, pursuant to the new agreement entered into, at its current value, by using an annual discount rate of 12% per annum in US Dollars. See Note 8 to the consolidated financial statements included in Item 18 of this annual report for additional information regarding the Titan financial trust.

•	Derivative Financial Instruments. RT 20 establishes valuation and exposure criteria for derivative transactions. Pursuant to this standard, hedging derivative instruments must be recognized in financial statements as assets or liabilities at their current values as of the measurement date.

•	Temporary Differences From Translation. RT 18, as amended by CPCECABA, requires foreign currency translation differences to be recorded as a separate line item on the balance sheet, between liabilities and shareholders’ equity, entitled “temporary differences from translation” instead of being recorded as income (expense) in the period of occurrence.

•	PCS License. RT 17, as amended by CPCECABA, establishes that if the useful life of an intangible asset is undefined, depreciation is not required, subject to comparisons of the book value and recoverable values of the asset. Therefore, the management of Telecom decided to suspend the systematic depreciation of the PCS license as from year 2002 based on its belief that the book value of such license does not exceed its recoverable value at the closing of the accounting period.

•	Reclassification of Costs Included in Net Sales. RT 19 provides that only returns and allowances may be deducted from net sales and direct taxes must be recorded as operating costs. As a result of this pronouncement, Telecom has recorded turnover taxes and other costs directly associated with sales as operating costs in the financial statements contained herein.

•	Reclassification of Goodwill. RT 19 requires goodwill to be recorded as a separate asset in the balance sheet, apart from intangible assets, and the amortization expense associated with the goodwill to be separately identified in the income statement as “depreciation of goodwill”. As a result of this pronouncement, Nortel separately recorded P$10 million, P$18 million and P$15 million of depreciation of goodwill for the years ended December 31, 2002, 2001 and 2000, respectively. Prior to its adoption of this pronouncement, Nortel had recorded this expense within “Equity losses from related companies”.

Accounting for Redeemable Shares. The recently enacted pronouncement, RT 17, requires redeemable preferred shares to be recorded as liabilities when their issue terms directly or indirectly require the issuer to redeem the shares for a determinable amount on a fixed or determinable date. Another recently enacted pronouncement, RT 16, establishes the basic accounting principle that transactions and events must be accounted for based on their substance and economic reality.

When the Class A Preferred Shares were issued, there were no specific Argentine accounting standards in place regulating the accounting treatment of preferred shares with a scheduled redemption. The Company decided to record the Class A Preferred Shares as part of its shareholders’ equity and to value them at their nominal value, restated in constant pesos at each year-end, since, based on their issue terms, they were an equity instrument subject to the risks applicable to equity instruments.

With the adoption of the new accounting standards RT 16 and RT 17, the Company’s management reassessed its accounting treatment of the Class A Preferred Shares and, after consulting with Argentine counsel, concluded that the Class A preferred shares should continue to be recorded as part of Nortel’s shareholders’ equity. Nortel based this decision on the fact that the redemption and dividend provisions of the Class A preferred shares are only triggered if liquid and realized profits exist which is more characteristic of equity than debt.

See Note 4 to the Company’s financial statements included in Item 18 of this annual report on Form 20-F and Note 4 to Telecom’s consolidated financial statements included in the Telecom 20-F attached as Exhibit 12.3 to this Form 20-F for a additional information regarding these new accounting standards and their impact on the Company’s and Telecom’s financial statements as of and for the years ended December 31, 2002, 2001 and 2000. Under U.S. GAAP, redeemable preferred shares with rescheduled redemption must be excluded from shareholders’ equity. See Note 20 to Nortel’s consolidated financial statements included in Item 18 of this annual report for a discussion of the differences between U.S. GAAP and Argentine GAAP with respect to these new Argentine accounting standards.

(a) Consolidated

As discussed above, Nortel is a holding company whose principal asset is its 55% equity interest in Telecom. Therefore, the following discussion of Nortel’s consolidated financial condition and results of operations should be read in conjunction with the immediately following discussion set forth herein under Section (b) of this Item 5 and with Nortel’s Financial Statements and notes thereto included elsewhere in this Form 20-F and with Telecom’s financial statements and notes thereto and Item 5: “Operating and Financial Review and Prospects” included in the

Telecom Form 20-F incorporated herein by reference and included as an exhibit hereto. Such financial statements and notes thereto have been prepared in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP. See Note 20 to the Financial Statements.

Results of Operations

The operating revenues of Nortel are derived principally from Telecom’s basic telephone services, comprised of local and long-distance telephone services. Telecom and its subsidiaries also derive revenues from other telephone-related services such as direct lines, public telephones, installation charges, charges for supplementary services, international long-distance service, cellular telephone services, telephone directories publication, data transmission and Internet services, access charges for the use of Telecom’s network, the leasing of facilities and other miscellaneous charges. The principal factors which affect Nortel’s revenues from basic telephone services provided by Telecom are rates and the volume of use of services. See Item 5: “Operating and Financial Review and Prospects—Results of Operations” in the Telecom Form 20-F, incorporated herein by reference under (c) of this Item 5.

During the year ended December 31, 2002, Telecom’s results of operations were affected by the current Argentine economic situation where weak economic development continues to affect local and long-distance traffic, the demand for new lines and the levels of uncollectibles and disconnections, as well as by significant decreases in rates in the domestic and international long-distance service as a continuing result of the opening of the market to competition.

As a consequence of the severe and ongoing deterioration of the economic situation of Argentina, effective January 6, 2002, the Argentine government introduced some measures that have had and are expected to continue to have a significant impact on the operations of Telecom, and consequently Nortel, particularly on Telecom’s rates. On January 6, 2002, the Argentine government enacted the Public Emergency Law and applicable regulations including Decree No. 293/02, putting an end to ten years of dollar-peso parity under the Convertibility Law and eliminating the requirement that the Central Bank’s reserves in gold, foreign currency and foreign currency denominated bonds be at all times equivalent to not less than 100% of the pesos in circulation plus the peso deposits of the financial sector with the Central Bank. The Public Emergency Law grants the executive branch of the Argentine government the power to set the system that will determine the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. In early January 2002, the executive branch established a temporary dual exchange rate system, a fixed rate for transactions subject to Central Bank approval and import and export transactions at an exchange rate of P$1.40 per dollar and a floating rate to be freely determined by the market for all other transactions. The Public Emergency Law also has: (i) converted to and fixed as pesos (at a rate of P$1.00=US$1.00) all tariffs for measured service, public telephone service, international long distance, some supplementary services and monthly basic and installation charges and eliminated contract clauses providing for adjustments to the value of payments with reference to the United States dollar or other foreign currencies as well as any indexation clauses (based on price indexes of other countries) or similar mechanism and (ii) established that certain contracts signed between the Argentine government and privatized companies (such as Telecom) will be renegotiated, including tariffs that Telecom may charge in the future.

Telecom realizes substantially all of its revenues in Argentina in pesos and, as a result, the devaluation of the peso has had a material adverse effect on the U.S. dollar value of its earnings and its ability to service its debt which is largely denominated in U.S. dollars. In addition, the devaluation of the peso has had a material adverse effect on the financial condition of Telecom, as its largely peso-denominated assets have depreciated accordingly against its largely foreign currency-denominated indebtedness. Telecom’s total financial debt as of December 31, 2001 amounted to P$7,092 million (expressed in constant pesos as of December 31, 2002). As of December 31, 2002, such amount was P$11,197 million.

Telecom has commenced a number of operational restructuring efforts designed to strengthen its balance sheet, reduce its financial leverage and enhance its profitability and liquidity. These efforts have included, but are not limited to, the implementation of a new organizational structure, labor force reductions, improved collection policies and a significant reduction in capital expenditures.

Despite operational restructuring efforts of Telecom, the effects of the devaluation and the absence of offsetting rate adjustments have led to a significant reduction in cash flow in constant pesos. As a consequence of these and a number of other developments, including the overall deterioration of the economic environment in Argentina, the volatility of the peso and the conversion into pesos of Telecom’s rates at the ratio of P$1.00=US$1.00, in the first half of 2002 Telecom announced it has been unable to make its mandatory financial debt service payments as scheduled, and a restructuring of Telecom’s outstanding financial indebtedness will be required. As a result, Telecom is in default under its outstanding financial indebtedness.

As a result of the enactment of the Public Emergency Law, the political and economic changes that have occurred in Argentina subsequent to December 31, 2002 and the suspension of payment on, and proposed restructuring of, Telecom’s financial indebtedness, Nortel’s results of operations presented below for the periods ending December 31, 2002, 2001 and 2000 may not be indicative of the Company’s current financial position or future results of operations and may not contain all of the information necessary to compare the Company’s financial position and operating results for the periods presented to previous or future periods. See “—Economic and Political Developments in Argentina” for additional discussion of factors which have affected the Company’s financial position and results of operations.

The results of the several periods discussed below are in conformity with Argentine GAAP, which differs in certain respects with U.S. GAAP. For a discussion of the principal differences between Argentine GAAP and U.S. GAAP, see Note 20 to the Financial Statements.

Comparison of Year 2002 to Year 2001 and Year 2001 to Year 2000

For purposes of these sections the years ended December 31, 2002, 2001 and 2000 are called “year 2002”, “year 2001” and “year 2000”, respectively.

Net Sales

Detailed below are the major components of net sales for the years ended December 31, 2002, 2001 and 2000. During year 2002, in accordance with new accounting pronouncements, certain items included within net sales were reclassified to different categories. The reclassified items relate mainly to measured service charges, international long distance revenues and data transmission revenues and turnover tax. Accordingly, previous years information has been also reclassified for comparative purposes.

	Year Ended December 31,			% of Change
	2002	2001	2000	2002-2001	2001-2000
	(P$ millions)			Increase/(Decrease)
Net sales
Basic telephone services
Measured service charges	1,012	1,781	1,870	(43)	(5)
Monthly basic charges	635	1,207	1,178	(47)	2
Charges for supplementary services	121	244	279	(50)	(13)
Installation charges	20	52	48	(61)	8
Public telephone service	191	375	434	(49)	(14)
International long-distance service	258	339	406	(24)	(17)
Interconnection charges	171	218	391	(22)	(44)
Cellular telephone service	1,028	1,809	1,907	(43)	(5)
Data transmission	365	572	506	(36)	13
Internet revenues	57	68	52	(16)	30
Telephone Directories and other revenues	125	339	278	(63)	22

Total net sales	3,983	7,004	7,349	(43)	(5)

General

During year 2002, net sales decreased approximately 43.1% to P$3,983 million from P$7,004 million in year 2001. The decrease in net sales was mainly due to the adjustment for inflation of the figures as of December 31, 2001 and the freezing of rates after the “pesification” enforced by the Argentine Government.

During year 2001, net sales decreased 4.7% to P$7,004 million from P$7,349 million in the previous year. The decrease in net sales was mainly due to a decrease in revenues generated by measured service charges, charges for supplementary services, public telephone service, international long distance service, cellular telephone service and interconnection revenues, partially offset by an increase of monthly basic charges and data transmission.

Detailed below is the percentage composition of the major components of net sales from basic telephony for years 2002, 2001 and 2000:

	Year Ended December 31,
	2002	2001	2000
Measured service charges	25	25	25
Monthly basic charges	16	17	16
Charges for supplementary services	3	3	4
Installation charges	0.5	0.7	0.7
Public telephone service	5	5	6
Interconnection charges	4	3	5

Measured Service Charges and Monthly Basic Charges

Measured service charges are based on the number and duration of calls. Measured service revenues depend on the number of lines in service, the volume of usage, the number of new lines installed and applicable rates. Measured service charges also include calls made by customers in order to access the Internet. See Item 4: “Information on the Company—The Business—Basic Telephone Services—Basic Telephony Revenue—Measured Service” in Telecom’s 20-F incorporated herein by reference under (c) of this Item 5.

Most of Telecom’s customers are billed monthly. Installation charges and monthly basic charges differ for residential, professional and commercial customers. See Item 4: “Information on the Company—Rates” in Telecom’s 20-F incorporated herein by reference under (c) of this Item 5.

Revenues from traffic (defined as measured service plus monthly basic charges) represented 41.4% of total net sales for year 2002, compared to 42.7% of total net sales for year 2001. Revenues from traffic decreased 44.9% to P$1,647 million in year 2002 from P$2,988 million in year 2001. Measured service charges decreased 43.2% to P$1,012 million in year 2002 from P$1,781 million in year 2001. The decrease was evidenced both in revenues from local and domestic long distance, as the rates were frozen after the “pesification” enforced by the Argentine Government, and the deterioration of the economic conditions in the country that has had a negative impact on the number of customer lines.

Monthly basic charges decreased 47.4% to P$635 million in year 2002 when compared with the previous year. The decrease was mainly due to the fact that rates were frozen after the “pesification” enforced by the Argentine Government and to a lower average number of lines in service of approximately 377,000 lines.

Revenues from traffic represented 42.7% of total net sales for year 2001, compared to 41.5% of total net sales for year 2000. Revenues from traffic decreased 2.0% to P$2,988 million in the year 2001 from P$3,048 million in the same period of the previous year. Measured service charges decreased 4.8% to P$1,781 million during year 2001, as compared to the same period of year 2000. This decrease was mainly due to lower revenues from the domestic long distance service where significant price reductions were implemented through different pricing plans after the introduction of competition in the basic telephone service. Even though total traffic volume measured in minutes increased for year 2001 when compared to year 2000, it was offset by the decrease in prices.

Monthly basic charges increased 2.5% to P$1,207 million in year 2001 when compared with the previous year. This increase was mainly due to the higher number of lines in service (mainly restricted usage and prepaid lines) partially offset by the reductions applied to commercial and governmental monthly charges, and further discounts offered to corporate customers.

Charges for Supplementary Services

Charges for supplementary services (which include call-waiting, call-forwarding, three-way calling, direct inwards dialing, toll-free service and voicemail, among others) decreased by approximately 50.4% to P$121 million in year 2002, from P$244 million in year 2001. The decrease was mainly due to the fact that rates were frozen after the “pesification” enforced by the Argentine Government and to a lower number of subscribers to these services.

Charges for supplementary services decreased by approximately 12.5% to P$244 million during year 2001, compared to year 2000, mainly due to discounts applied to different services.

Installation Charges

During year 2002, installation charges in respect of new customers decreased by 61.5% to P$20 million, from P$52 million in year 2001. The decrease was largely due to a lower number of lines connected (approximately 134,000 lines connected in fiscal year 2002 as compared to 322,000 lines connected during fiscal year 2001) but was partially compensated by a higher average installation price (P$120 to P$67 per line, denominated in current pesos).

During year 2001, revenues from installation charges increased by 8.3% to P$52 million, when compared to year 2000. This was largely due to a higher number of lines connected and was partially offset by lower prices for installation fees.

Public Telephone Service

Revenues from public telephone service decreased approximately 49% to P$191 million in year 2002, from P$375 million in year 2001. This decrease was principally due to the fact that rates were frozen after the “pesification” enforced by the Argentine Government, the lower traffic generated by public telephony telecommunications centers (“Telecentros”) and the lower revenues received from public payphones and telephone cards.

Revenues from public telephone service decreased approximately 13.6% to P$375 million during year 2001. This decrease was principally due to the lower traffic generated by Telecentros and lower revenues from public telephones. These effects were partially offset by higher revenues from Telecentros in the southern region, higher sales of public telephony cards and higher sales generated by the lease of public telephony lines to other operators.

International Long-Distance Service

During year 2002, international long-distance service revenues decreased by approximately 23.9% to P$258 million from P$339 million in year 2001. This decrease was due to the fact that rates were frozen after the “pesification” enforced by the Argentine Government and lower outgoing traffic which was partially offset by the revenues generated by Telecom’s subsidiary Telecom USA.

During year 2001, international long-distance service revenues decreased by approximately 16.5% to P$339 million when compared to the previous year. This was due to the lower tariffs that were applied through different pricing plans and lower settlement revenues. Similar to domestic long distance services, the reduction in prices was not compensated for by a significant increase in traffic.

Such revenues represented 6.5%, 4.8% and 5.5% of total net sales for year 2002, year 2001 and year 2000, respectively.

Cellular Telephone Service

During year 2002, revenues from cellular telephone service decreased by approximately 43.2% to P$1,028 million from P$1,809 million in year 2001. Telecom Personal’s revenues decreased 49.2% to P$852 million in year

2002 from P$1,676 million in year 2001. This decrease was mainly due to a lower average number of subscribers during year 2002, lower levels of traffic and lower sales of handsets. Furthermore, the average revenue per user decreased by 11% (to P$25 per customer per month for year 2002, denominated in current pesos). The customer base reached as of December 31, 2002 year was approximately 850,000, 1,279,000 and 62,000 subscribers for the Multiple Area of Buenos Aires (AMBA), the Northern Region and the Southern Region, respectively. Total cellular subscribers of Telecom Personal in Argentina reached approximately 2,191,000, an increase of approximately 55,000 customers, or 2.5%, as compared to December 31, 2001. Núcleo, the Telecom subsidiary that provides PCS and cellular services in Paraguay, generated revenues of P$176 million in year 2002, an increase of 32.3% from P$133 million in year 2001. The increase was mainly due to exchange differences and a slight increase in the customer base. Núcleo’s revenues are consolidated in Telecom Personal.

During year 2001, revenues from cellular telephone service decreased by approximately 5.1% to P$1,809 million. This decrease was mainly due to a decrease in monthly fees, measured services revenues and calling party pays revenues, which resulted from a reduction in the applicable rate and lower traffic and a decrease in handset sales revenues. This decrease was partially offset by the increase in prepaid service revenues. As of December 31, 2001, Telecom Personal had approximately 776,000 cellular subscribers in the Multiple Area of Buenos Aires (AMBA), approximately 1,304,000 cellular subscribers in the Northern Region and approximately 56,000 cellular subscribers in the Southern Region in which Telecom Personal began providing cellular services in March 2000. Núcleo, which has provided cellular and PCS services in Paraguay since June 1998, generated revenues of P$133 million during year 2001. The increase as compared to year 2000 was mainly due to the significant increase in the customer base of this subsidiary, partially offset by lower average revenue per user.

Data Transmission

Revenues generated by the data transmission business decreased 36.2% to P$365 million in year 2002 from P$572 million in year 2001. The decrease was due to restatement for inflation, partially offset by higher revenues generated by the ground networks and international connectivity. Additionally, Internet dial-up measured services increased as a consequence of the higher number of Internet subscribers of other ISPs that use the special prefix 0610 and local numbers with 4004 numbering or similar to access Telecom’s network. As of December 31, 2002 Internet minutes represented 31% of total traffic measured in minutes transported over the fixed-line network.

Revenues generated by the data transmission business increased 13.0% to P$572 million during year 2001 when compared to the previous year. This increase was due to higher Internet dial-up measured services compared to year 2000. Such increase is mainly explained by the significant increase of Internet subscribers in Argentina that use the special prefix 0610 and local numbers with numbering 4004 to access Internet. Additionally, there was also an increase in the revenues generated by data transmission services, such as monthly charges, lease of data circuits to other operators, international connectivity and others due to a higher penetration of these services and an increase in demand for leased lines from other data transmission operators.

Interconnection Charges

During year 2002, revenues generated by interconnection services, which primarily include access, termination and long-distance transport of calls, decreased 21.6% to P$171 million. Interconnection revenues generated by fixed interconnection services decreased 26.0% to P$131 million in year 2002 from P$177 million in year 2001. Meanwhile, revenues generated by interconnection services provided to cellular operators decreased by 2.4% to P$40 million. These revenues decreased 44.2% to P$218 million in fiscal year 2001 when compared with year 2000. This reduction in interconnection revenues was due to the reduction in interconnection rates as required by Decree No. 764/00.

Internet Revenues

Revenues generated by Internet subscription fees and Internet-related value-added services decreased 16.2% to P$57 million in year 2002 from P$68 million in year 2001. The decrease was partially offset by the increase in ADSL high-speed access fees. As of December 31, 2002, the number of ADSL subscribers reached approximately 30,000. Furthermore, Internet dial-up customers reached approximately 147,000. Internet revenues increased 30.8% to P$68 million in year 2001 from P$52 million in the previous year, mainly due to a higher number of customers accessing the Internet by using the prefix 0610 and higher traffic generated by the Arnet Internet customers.

Other Revenues

Other revenues are derived mainly from dedicated lines, access charges, telephone directories and miscellaneous customer charges. During year 2002, other revenues decreased by approximately 63.1% to P$125 million from P$339 million in year 2001. The decrease was mainly due to a decrease in the lease of lines and circuits and a decrease in the directories edition as a result of a sharp deterioration in the advertising market. During year 2001, other revenues increased by approximately 21.9% to P$339 million compared to year 2000. The increase was mainly due to higher revenues related to charges from line reconnections, changes of customers’ addresses and revenues from ADSL connections. This increase was partially offset by a decrease in revenues generated by Publicom’s telephone directory publishing business. The telephone directory publishing business generated revenues of P$102 million in year 2001 compared to P$115 million in year 2000. The decrease in telephone directory publishing business revenues was mainly due to lower advertising revenue.

Cost of Services Provided, Administrative and Selling Expenses

Detailed below are the major components of the cost of services provided, administrative and selling expenses for years ended December 31, 2002, 2001 and 2000:

	Years ended December 31,			% Change
	2002	2001	2000	2002-2001	2001-2000
	(P$ millions)			Increase/(Decrease)
Cost of services provided, administrative and selling expenses
Wages and social benefits	584	1,141	1,101	(49)	4
Depreciation of fixed assets	1,965	1,677	1,584	17	6
Bad debt expenses	188	563	334	(67)	69
Management fees	23	229	286	(90)	(20)
Fees for services	117	216	208	(46)	4
Interconnection costs	140	212	301	(34)	(30)
Taxes	276	421	386	(34)	9
Other operating and maintenance expenses	896	1,648	1,954	(46)	(16)

Total cost of services provided, administrative and selling expenses	4,189	6,107	6,154	(31)	(1)

General

Total cost of services provided, administrative and selling expenses decreased by 31.4% to P$4,189 million in year 2002 from P$6,107 million in year 2001 principally due to the adjustment for inflation of figures as of December 31, 2001 and cost reduction plans implemented by Telecom.

Total cost of services provided, administrative and selling expenses decreased by 0.7% to P$6,107 million in year 2001 from P$6,154 million in year 2000 principally due to the following factors: (i) a decrease in interconnection costs, (ii) a drop in management fees and (iii) a decline in other operating and maintenance expenses. These decreases were partially offset by: (i) an increase in salaries and social contributions, (ii) a growth in fixed assets depreciation, (iii) an increase in bad debt expenses and (iv) an increase in service fees.

Wages and Social Benefits

During year 2002, the amount of wages and social benefits charged to income was approximately P$584 million, representing a 48.9% decrease from year 2001. This decrease was mainly due to the effect of the restatement for inflation of the December 31, 2001 figures and the reduction in labor costs of unionized and non-unionized employees, which was part of the cost reduction plan launched during the previous fiscal year. Additionally, a reduction in headcount at Telecom Personal and Publicom was registered. The increase in headcount in the basic telephony activity reflects the migration of call centers and 110 information system workers from Publicom to Telecom Argentina. Social security contributions increased by approximately P$11 million during year 2002.

During year 2001, the amount of wages and social benefits charged to income was approximately P$1,141 million, representing a 3.9% increase over the same period of the previous year. This increase was mainly due to an increase in the employee headcount in the fixed and cellular activities and to an increase in the amount of social security contributions enforced by the government in the third quarter of year 2001. Furthermore, the increase in the fixed activity reflects the migration of 110 information system workers from Publicom to Telecom.

For years 2002, 2001 and 2000, wages and social benefits as a percentage of net sales were approximately 14.6%, 16.3% and 15%, respectively.

Depreciation of Fixed Assets

Depreciation is calculated using the straight-line method based on the estimated useful life of the relevant asset. Fixed assets acquired after the Transfer Date are being depreciated over an average of 10 years.

Approximately P$1,965 million, P$1,677 million and P$1,584 million was charged to depreciation in year 2002, year 2001 and year 2000, respectively. As a percentage of total net sales, depreciation expense was equivalent to 49.3%, 23.9% and 21.6% for years 2002, 2001 and 2000, respectively. The increase in depreciation expense in each of years 2002 and 2001 was primarily due to the application of the wholesale adjustment factor to the level of fixed assets, the effects of capitalized foreign currency exchange differences originated by financial debt and to the amortization of the new assets incorporated into cellular and data transmission activities during year 2002. The increase in 2001 was partially offset by a decrease in expense as a result of the decision to extend the useful life of the copper external wiring.

Bad Debt Expenses

Bad debt expenses have been calculated based upon the time that receivables have been outstanding and the collection experience of Telecom. Generally, accounts receivable are deemed uncollectible 90 days after their due date. For large customers, bad debt expenses are calculated on a case-by-case basis.

During year 2002, bad debt expenses decreased 66.6% to P$188 million from P$563 million in year 2001. This decrease was due to the adjustment for inflation of figures as of December 31, 2001 and a decrease in customer lines (generated by the economic crisis), mainly in the residential segments.

During year 2001, bad debt expenses increased 68.6% to P$563 million when compared to year 2000. This increase was mainly due to the deteriorating economic situation of Argentina. The deterioration in the level of collections occurred primarily in residential and small and medium size customers.

Management Fees and Fees for Services

Management fees provided by the Operators as part of the Management Contract for year 2002 were approximately P$23 million. Management fees paid directly to the Operators decreased 90%, mainly as a result of a decrease of the management fee from 3% to 1.25% of net sales in effect for the first three months of the year and a suspension of the payment of the Management Fee beginning April 1, 2002.

Management fees and charges for additional services provided by the Operators as part of the Management Contract for year 2001 were approximately P$229 million. Management fees paid directly to the Operators decreased 19.9%, mainly as a result of a decrease of the management fee from 3% to 1.25% of net sales, effective from October 1, 2001. Such fees amounted to approximately P$286 million for year 2000.

Other fees for various services, such as legal, security and auditing services, fees for the debt restructuring process and other management services, totaled approximately P$115 million for year 2002, P$214 million for year 2001 and P$208 million for year 2000. For fiscal year 2002, these fees include P$4 million of fees paid to Telecom Italia and FCR under the Management Contract as compensation for the services of highly qualified personnel that the Operators provided to Telecom. Such amounts were charged based on hours of service at the international market rate for such services.

Interconnection Costs

As well as receiving interconnection revenues, beginning in year 1999, Telecom began paying interconnection fees to other operators for access, termination and long-distance transport for calls placed or received from those locations in the Southern Region where Telecom does not have network coverage.

During year 2002, Telecom expensed P$140 million in interconnection costs compared with P$212 million in 2001. This decrease was primarily due to the effects of restatement for inflation, offset by higher charges paid for local and long distance access, circuit rentals and termination charges for traffic related to Internet services.

During year 2001, Telecom expensed P$212 million in interconnection costs compared with P$301 million in 2000. Interconnection costs decreased 29.6% reflecting the application of lower interconnection rates under Decree No. 764/00.

Taxes

Expenses related to taxes decreased 34.4% to P$276 million in year 2002 from P$421 million in year 2001. This decrease was mainly due to the effects of restatement for inflation, offset by the charge to income of the tax on checking account transfers as, since February 2002, this tax can no longer be applied against income tax, VAT or tax on minimum presumptive income, and the increase of terrestrial taxes in certain jurisdictions.

Other Operating and Maintenance Expenses

Other operating and maintenance expenses charged to income decreased 45.6% to P$896 million in year 2002 from P$1,648 million in year 2001. This decrease was due to the effect of the restatement of the figures for the year ended December 31, 2001 to reflect inflation and a decrease in advertising resulting from Telecom’s cost control initiative, a decrease in the cost of cellular handsets due to a lower number of cellular handsets sold, a decrease in agent commissions due to lower average commissions paid per new cellular customer as a result of the number of customers with prepaid service contracts and a decrease in material and supplies resulting from lower expenses associated with fewer lines installed and lower maintenance in the basic telephone service, effects partially offset by higher costs of maintenance on submarine cables and hardware due to increased costs for components of imported materials.

Other operating and maintenance expenses charged to income decreased 15.6% to P$1,648 million in year 2001 from P$1,954 million in the year 2000 due in part to the decrease in materials and suppliers charges as a consequence of lower expenses related to maintenance of the network and the installation of lines in basic telephony activity and the savings registered as a consequence of the merger of Telecom Soluciones into Telecom Argentina. These effects were partially offset by higher expenses incurred for the maintenance of the cellular network and data installation and maintenance services. Additionally, commissions paid to cellular vendors decreased as a consequence of the lower number of new subscribers and costs related to advertising decreased mainly due to lower expenses related to advertising and promotional campaigns.

Other (Net)

Other (Net) includes financial and holding results, other income and expenses (net) and investments in subsidiaries.

Financial and Holding Results

In accordance with Technical Resolution No. 6 of the FACPCE, financial items included in the income statement are presented after taking into account the effects of inflation. Gains and losses from monetary positions represent the effects of inflation on the Company’s monetary liabilities and assets, respectively. See Item 3—”Key Information—Selected Financial Data.”

Telecom capitalizes the interest incurred in the financing of work in progress (for which construction will be carried out over time) relating to its fixed assets.

During year 2002, Telecom recorded a financial loss of approximately P$5,263 million compared to a financial loss of approximately P$503 million recorded in year 2001. This increase is mainly due to a higher loss of P$3,777 million from currency exchange differences from the peso devaluation which affected Telecom’s net foreign currency monetary position which was only partially offset by the higher capitalization of foreign currency exchange differences relating to fixed assets acquisitions and interest of P$854 million, which were capitalized into debt. Furthermore, the interest on foreign currency liabilities increased by P$249 million due to the deterioration of the value of the peso. Lastly, a loss of P$1,138 million was registered for the inflation effect on monetary assets and liabilities.

During year 2001, Telecom recorded a financial loss of approximately P$503 million compared to a financial loss of approximately P$479 million recorded in year 2000. This increase is mainly due to lower interest earned on assets and lower capitalization of interest, mainly in the basic telephone service.

Other Income and Expenses (Net)

Other income and expenses include severance payments and provisions for lawsuits.

For year 2002, other income and expenses (net) increased to approximately P$173 million from approximately P$129 million in year 2001. The increase was mainly due to higher reserves for lawsuits and contingencies and the write-off of cellular handsets given in lease without charge and partially offset by lower severance payments.

For year 2001, other income and expenses (net) increased 22.9% to approximately P$129 million compared to approximately P$105 million in the year 2000. During years 2002, 2001 and 2000, approximately P$48 million, P$83 million and P$48 million of such expenses, respectively, represented severance payments to employees who voluntarily retired pursuant to Telecom’s program and those who were dismissed during the period.

Net Income

For year 2002, net income was negative with a loss of approximately P$2,385 million, representing a decrease of P$2,438 million over year 2001. This decrease was mainly due to the current macroeconomic environment in Argentina, including the devaluation and subsequent volatility in the peso and the effects of the inflation adjustment. Also, the inability of Telecom to increase regulated tariffs after the “pesification” of such tariffs at the rate of US$1.00=P$1.00 enforced by the Argentine government, the decrease in traffic in the basic telephony business (mainly in the domestic and international long distance services) and the declines in both traffic and average revenue per user in the cellular business had an impact on net income.

For year 2001, net income was approximately P$53 million, or 0.7% of total net sales, representing a decrease of 71.1% over the same period of the previous year. This decrease was mainly due to: (i) a decrease in revenues from cellular telephone services, (ii) a drop in measured service charges, (iii) a decline in revenues from public telephone and international long-distance services, (iv) a decrease in interconnection revenues, (v) the increase of the financial loss and (vi) an increase in allowance for doubtful accounts. This decrease was partially offset by: (i) a decline in other operating and maintenance expenses, (ii) a decrease in the Management Fee and (iii) a drop in interconnection costs.

Measured service revenues were affected by the current Argentine macroeconomic situation where weak economic development continues to affect local and long-distance traffic, the demand for new lines and the levels of uncollectibles and disconnections, as well as by significant decreases in rates for domestic and international long-distance service.

Liquidity and Capital Resources

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom on the Class A and Class B Shares owned by Nortel and Nortel has used such cash dividends to satisfy Nortel’s payment obligations for the next calendar year. No dividends were declared or paid by Telecom and consequently Nortel during year 2001 or 2002. In addition to not being able to make dividend payments, Nortel was also unable to pay the required amortization on its Series A Preferred Shares. Accordingly, the amount of the amortization and dividends on the Series A Preferred Shares will continue to accrue until Nortel has the cash required to make the payment. As of December 31, 2002, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred

Shares was P$210 million including the effects of CER. As more fully described in “Presentation of Financial Information” CER is a reference stabilization rate designed to reflect the evolution of the Argentine consumer price index. Nortel also owed P$0.99 of interest (which accrues at LIBOR) on the amount of accrued but unpaid dividends and amortization on the Series A Preferred Shares. See Note 9 to our financial statements included in Item 18 of this annual report.

Should Telecom pay future dividends, Nortel expects to be able to service its obligations in respect of its debt and preferred shares out of such dividends received by it on its holdings of Telecom’s Class A and Class B shares. However, at present, Nortel is unable to predict whether Telecom will make future dividend payments. As previously discussed and as discussed in more detail below, Telecom is currently working with its financial advisors and creditors to restructure its financial indebtedness. Although the terms of such restructuring have not been determined, it is possible that Telecom, as part of its restructuring process, may issue additional equity or become subject to restrictions on the payment of dividends, which could have a material adverse effect on Nortel’s ability to meet its obligations.

Net cash flow from operating activities of Telecom was approximately P$1,655 million during the year ended December 31, 2002. For the year ended December 31, 2002, cash outflows from financial activities were approximately P$467 million.

As a consequence of the macroeconomic environment in Argentina, the devaluation and volatility of the peso, the “pesification” of certain of Telecom’s tariffs at the rate of US$1.00=P$1.00 and uncertainties in the time frame defined by the Argentine Government for the discussions related to the adjustment of the regulated tariffs, in the second quarter of 2002 Telecom announced the suspension of principal and interest payments on all of its financial debt obligations, including those of its subsidiaries in Argentina. As a result of these developments, as of December 31, 2002 Telecom has failed to make an aggregate of approximately US$989 million of scheduled principal and interest payments on its financial indebtedness and has defaulted with respect to such financial indebtedness. At June 20, 2003 total payment defaults amounted to approximately US$1.4 billion. Consequently, Telecom and its subsidiaries have received notices of default or events of default from certain creditors, as well as notices of the acceleration of portions of their financial indebtedness.

Since June 2002, Telecom has been engaged in discussions and negotiations with an ad hoc committee (the “Committee”), formed by seven of its lenders under its credit facilities to effect a restructuring of its financial indebtedness. Telecom is also having discussions and negotiations with representatives of certain of its bondholders. Telecom intends to work with the Committee to reach an agreement on a mutually acceptable restructuring plan. However, if a restructuring plan is not approved Telecom will continue to be unable to pay its financial debt obligations and may be forced to seek the assistance of the Argentine Courts by filing for a reorganization proceeding (“concurso preventivo”) under which all of its outstanding financial indebtedness would be restructured, or may seek a prepackaged agreement (“acuerdo preventivo extrajudical”) with its creditors. See “Ongoing Restructuring Efforts”. Telecom does not expect to have access to bank credit or the financial markets either internationally or in Argentina until the restructuring of its existing indebtedness is completed.

At December 31, 2002, Telecom had approximately P$1,304 million in cash and cash equivalents. At December 31, 2002, Telecom also held approximately P$233 million of provincial bonds, of which P$185 million had maturities on or prior to December 31, 2003.

Aside from the cash and cash equivalents currently on hand or received by Telecom from operating activities Telecom has no other sources of working capital and, as described above, Telecom does not expect to have access to bank credit or the financial markets in the near or medium term.

Telecom’s net cash flow from operating activities was approximately P$1,655 million during the year ended December 31, 2002. For the year ended December 31, 2002 Telecom’s cash outflows from financial activities were approximately P$467 million.

Telecom estimates that its consolidated capital expenditures for year 2003 will be approximately P$200 million. Telecom expects to finance these expenditures through working capital and therefore Telecom’s ability to fund these expenditures is dependent on, among other things, its ability to generate sufficient funds internally. The freezing of tariffs impacts Telecom’s ability to generate funds for capital expenditures because the cost of imported materials has increased in peso terms.

As of December 31, 2002, Telecom had commercial debt obligations (which include trade payables and operating lease obligations) of P$391 million. Telecom plans to meet its commercial debt obligations out of its peso revenues. Telecom’s ability to meet these obligations will depend on the generation of sufficient cash flow and, in the case of commercial debt obligations denominated in currencies other than pesos, Telecom’s ability to transfer funds outside of Argentina, a stable exchange rate between the applicable foreign currency and the U.S. dollar and the availability of foreign exchange.

As of December 31, 2002, Telecom had approximately P$11,197 million of consolidated outstanding financial indebtedness which consisted of:

•	Approximately P$5,367 million aggregate principal amount of notes (the “Medium Term Notes”) issued under its medium term note programs. The Medium Term Notes were issued in six separate series and bear interest at rates ranging from 4.99% (6 month LIBOR plus 3.125%) to 12%. The originally scheduled maturity dates of the Medium Term Notes range from 2002 to 2008. See Note 8 to Telecom’s Consolidated Financial Statements for additional information regarding each series of Medium Term Notes.

•	Approximately P$5,233 million aggregate outstanding principal amount of debt (the “Credit Facility Debt”) owed to financial institutions relating to working capital loans, debt issuances and trade financings with originally scheduled maturities ranging from 2002 to 2016.

•	Approximately P$597 million aggregate accrued but unpaid interest on the Medium Term Notes and Credit Facility Debt.

However, as a result of Telecom’s default on principal and interest referred to above, Telecom’s lenders under its Credit Facility Debt (other than the holders of Telecom Personal’s debt pursuant to the TITAN Financial Trust which is discussed in Note 8 to our consolidated financial statements included in Item 18 of this annual report) and holders of Telecom’s Medium Term Notes have the right to accelerate the maturity of such indebtedness and to demand payment of the full amounts payable under their respective debt instruments. Accordingly, all of such indebtedness has been classified as current debt in our December 31, 2002 balance sheet. As of June 23, 2003, Telecom had received notices of acceleration with respect to the equivalent of approximately P$105 million and P$101 million aggregate principal amount of debt of Telecom and Telecom Personal, respectively.

Financial Ratio

Under the terms and conditions of the Series A and Series B Preferred Shares, the Company has agreed not to allow Telecom to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any financial debt, if as a result of doing so, Telecom’s ratio of total liabilities to its shareholders’ equity, as shown in its unconsolidated financial statements prepared under Argentine GAAP, exceeds 1.75. Since March 2002, the ratio of Telecom’s total liabilities to its shareholders’ equity exceeded 1.75 as a consequence of the devaluation of the peso. As a result of Nortel’s violation of this covenant, the Series B Preferred Shares acquired voting rights and, together with the Series A Preferred Shares, have elected Marcelo Villegas as a director. See Item 10. “Additional Information—Memorandum and Articles of Association—Nortel’s Capital Stock.”

Guarantees Granted by Telecom

In addition, in connection with the licenses of Telecom Personal to render PCS services, Telecom has granted sureties on promissory notes issued by Telecom Personal for the amount of US$23 million (maturity date May 7, 2002) to the order of the SC as a performance guarantee in accordance to the list of conditions for the PCS service in Areas I and III. Telecom Personal has submitted a report to the regulatory agency responsible for PCS service regulation stating that it has complied with its obligations under the licenses and notes. Telecom and Telecom Personal expect that once this regulatory agency has reviewed its report, the performance guarantee issued by Telecom to ensure Telecom Personal’s compliance will be released.

Related Party Transactions

Transactions with ordinary shareholders of Nortel, Telecom Italia, FCR or their affiliates totaled approximately P$93 million during the year ended December 31, 2002. Of this amount, P$27 million related to services provided under the Management Contract and P$66 million related to equipment purchases and related services procured by Telecom in the ordinary course of its business of providing telecommunications services. See Item 7: “Major Shareholders and Related Party Transactions” and Notes 7(c) and (d) to the Company’s Financial Statements as of and for the years ended December 31, 2002, 2001 and 2000, included herein in Item 18.

During the year ended December 31, 2002, Telecom Italia and FCR received P$27 million under the Management Contract. See Item 4: “Information on the Company—The Business—Management Contract” in the Telecom 20-F attached as an exhibit hereto. This amount related to:

•	P$19 million for Management Fees accrued prior to the suspension of the Management Fee. This amount is recorded as “Management Fees” in Exhibit H to the consolidated financial statements included in Item 18 of this annual report;

•	P$4 million relating to specific services provided by the Operators at Telecom’s request. This amount is included in “Management Fees” in Exhibit H to the consolidated financial statements included in Item 18 of this annual report; and

•	P$4 million of compensation for services of highly qualified personnel that the Operators provided to Telecom. Such amounts were charged based on hours of service at the international market rate for similar services. This amount is included in “Fees and counsel services” in Exhibit H to the consolidated financial statements included in Item 18 of this annual report.

In the ordinary course of its business Telecom may procure goods and services from the ordinary shareholders of Nortel, Telecom Italia and FCR or their affiliates. During the year ended December 31, 2002 telecommunications services provided by these related parties aggregated P$36 million, and Telecom purchased equipment and materials from these related parties totaling P$30 million. Telecom had accounts payable to its parent and affiliates of P$7 million and P$102 million as of December 31, 2002 and 2001, respectively. Accounts payable to parent and affiliates represent management fees accrued prior to the suspension of the management fee under the Management Contract and fees related to services provided by employees of affiliates.

Taxes

Turnover Tax

The rate of turnover tax depends on the jurisdiction in which the revenue is generated and ranges from 2% to 6%. Up to December 31, 2001, the amount of such tax was included in Nortel’s income statements as a deduction from net revenues. Since December 31, 2002, this tax is included in the Company’s income statements as cost of services provided; therefore, the comparative figures for previous periods have been restated accordingly. In years 2002, 2001 and 2000, such tax represented 3.3%, 3.3% and 3.0% of total revenues, respectively.

In compliance with CNT Resolution No. 2345 issued in November 1994 (“Resolution 2345”), on November 28, 1994, Telecom deposited P$2.8 million in a special account for reimbursement to federal district clients based on the reduction in turnover taxes corresponding to the period from January 1991 through December 1994. Resolution 2345 also established that the CNT should determine the method for reimbursing such clients.

In March 1996, the CNT issued Resolution No. 86/96 (“Resolution 86/96”) which determined the method for reimbursing clients and established that the total amount to be reimbursed was P$5.6 million in principal and P$12 million in interest. The base used by Resolution 86/96 to determine the principal amount to be reimbursed required Telecom to reimburse an additional P$2.8 million of principal plus payment of interest on the increased principal amount due during the fourteen-month period between the issuance of Resolution 2345 and Resolution 86/96.

Telecom has analyzed the CNT’s calculations used to determine the amount to be reimbursed and, according to Telecom’s calculations, the amount to be reimbursed should be substantially lower. On March 1, 1996, Telecom filed an administrative appeal of Resolution 86/96 with the CNT. While such appeal is pending, Telecom has complied with Resolution 86/96 and has returned a total of P$17.6 million to customers in the federal district on bills issued and scheduled to fall due after April 1, 1996.

Income Tax

As of December 1998, the income tax rate was increased from 33% to 35% of taxable income. The tax on income is calculated according to tax procedures which differ from those established by Argentine GAAP for the preparation of Nortel’s financial statements. These differences make it difficult to determine taxable income from Nortel’s income statements. For instance, some deductions from income normally accepted for accounting purposes must be added back to income for tax purposes. Moreover, the restatement methodology for reflecting inflation applied to the financial statements for accounting purposes has not been applied for tax purposes since March 1992. According to Decree 1,269/02, issued on June 6, 2002, local companies must prepare their financial statements in constant currency, meaning that their financial statements are required to be adjusted for inflation. Recently, Decree 664/03, issued on March 20, 2003, eliminated its application for the accounting period closed as of March 25, 2003.

Even though the adjustment for inflation for income tax purposes is still contained with income tax law, its application has been suspended by article 39 of law 24,073 as from April 1, 1992.

Nevertheless, those dividends paid by Nortel corresponding to the excess of the difference between Argentine GAAP income and taxable income shall be subject to an income tax withholding at the rate of 35%.

Income tax withholding rates on payments to foreign beneficiaries were increased as a consequence of the tax reform passed in December 1998. Withholding rates on interest payments were increased from 13.20% to 15.05% (17.7163% with gross up) if the lender is a bank or a financial entity located in a country whose central bank has adopted the Banking Supervision Standards of the Basle Committee. The withholding rate is 35% (53.8462% with gross up) if the lender does not meet the aforementioned requirements. Interest payments on qualifying commercial paper (“obligaciones negociables”) that were publicly offered and held by foreign beneficiaries remain income tax exempt.

In fiscal year 2002, Nortel had tax loss carryforwards of P$0.6 million which could be applied against the taxable income obtained within the next 5 years. The amount of accumulated tax loss carryforwards as of December 31, 2002 was P$32.9 million.

According to its 2002 income tax return filed on May 12, 2003, Telecom had tax loss carryforwards of P$4,815.9 million which can be applied against taxable income earned in the next 5 years. In its December 31, 2002 balance sheet, Telecom estimated and recorded tax loss carryforwards of P$5,154.7 million. The main difference between the amount of tax loss carryforwards estimated and recorded by Telecom in its December 31, 2002 balance sheet and the amount of tax loss carryforwards contained in Telecom’s May 12, 2003 tax return relates to the thin capitalization rules described below. The impact of the difference between the tax loss carryforwards recorded in the December 31, 2002 balance sheet and the amount of the tax loss carryforwards contained in Telecom’s 2002 tax return is limited to a reclassification of items within the deferred tax credit balance in Telecom’s consolidated balance sheet. In addition, Telecom Personal’s 2002 tax return contained tax loss carryforwards of P$1,154 million but Telecom Personal estimated and recorded tax loss carryforwards of P$1,171 million in its December 31, 2002 balance sheet. See “Deferred Deduction of the Exchange Rate Difference in Income Tax”. No assurance can be given that these tax loss carryforwards can be applied against taxable income in the future.

Thin Capitalization Rules

The 1998 tax reform also introduced a limitation on the deduction of interest expense for income tax purposes. A company that is not a financial entity may deduct the following categories of interest without any restriction: (i) interest on loans granted by individuals, (ii) interest subject to the 35% withholding tax and (iii) 40% of other interest payments. The remaining 60% of the interest in the residual category may be deducted if (i) the company’s liabilities on which interest paid in the residual category is paid do not exceed 2.5 times the company’s equity or (ii) the amount of interest paid in the residual category is less than 50% of net income for the fiscal year (before the interest deduction). In the event that both limits are exceeded, a portion of the deduction for the remaining 60% of the interest in question is denied; however, it can be deducted in the following five fiscal years, subject to the limitations described above. The nondeductible portion is equal to the greater of (i) the percentage by which the liabilities giving rise to in this residual category exceed 2.5 times the company’s equity or (ii) the percentage by which 100% of the interest in the residual category exceeds 50% of the company’s net taxable income (as defined above). During fiscal year 2002, Nortel was not affected by these rules.

Tax on Minimum Presumptive Income

The Company pays an amount equal to the greater of the income tax or the tax on minimum presumptive income. The tax on minimum presumptive income was established in 1998 and is similar to the former corporate asset tax. The taxable basis for purposes of computing the tax on minimum presumptive income is 1% of the value of the Company’s assets, determined in accordance with different criteria established under the tax laws (generally market value). The income tax paid in one year may be applied against the tax on minimum presumptive income payable in such year. A ten-year carry forward system is envisaged for the tax on minimum presumptive income in one year in excess of the income tax of such year. Such excess may be treated as a credit that may be applied against the income tax payable in a future year that exceeds the tax on minimum presumptive income for such future year. Shares and other equity participations in companies subject to the tax on minimum presumptive income are exempt from such tax. As the Company had a net loss for income tax purposes, it must pay tax on minimum presumptive income for fiscal year 2002 without the possibility of computing any credit for income tax.

Deferred Deduction of the Exchange Rate Difference in Income Tax

Law 25,561 established in its article 17 that net losses which were originated in the devaluation of the peso over certain assets and liabilities in foreign currency in existence up to January 6, 2002 (considering the exchange rate of US$1=P$1.40 as established by Decree No. 2568/02), will be deductible for income tax purpose only at a rate of 20% per year starting in fiscal year 2002. The difference between the P$1.40 rate and the exchange rate at year end or realization of respective assets or liabilities will be entirely deducted for income tax purpose in fiscal year 2002. During fiscal year 2002, Nortel and Telecom had net losses and so they have deferred the excess of the exchange rate difference generated to the following four years.

Tax on Company Indebtedness

Argentine Law No. 25,063 imposed a tax on company indebtedness. The tax applied to interest and financial costs of the following obligations which are deductible for income tax purposes: (a) commercial paper (“obligaciones negociables”) issued under Argentine Law No. 23,576, (b) loans borrowed from domestic financial entities regulated by Argentine Law No. 21,526, and (c) loans granted to companies by individuals.

The tax rate was originally 15% on interest and fees in the case of (a) and (b) above. Nevertheless, the tax rate was reduced to (i) 10% as of January 1, 2001, (ii) 8% as of July 1, 2001, (iii) 6% as of October 1, 2001, (iv) 4% as of January 1, 2002, and (v) 2% as of April 1, 2002. The tax amount was originally limited to a maximum of 2.25% of the principal amount of debt, however, this limit was reduced to (i) 1.5% of the principal amount of the debt as of January 1, 2001, (ii) 1.20% as of July 1, 2001, (iii) 0.90% as of October 1, 2001, (iv) 0.60% as of January 1, 2002, and (v) 0.30% as of April 1, 2002.

In the case of (c) above, the tax rate was originally 35%. Thereafter, this rate was further reduced to (i) 25% as of January 1, 2001, (ii) 20% as of July 1, 2001, (iii) 15% as of October 1, 2001, (iv) 10% as of January 1, 2002, and (v) 5% as of April 1, 2002.

The issuer of commercial paper or the borrower from financial entities or individuals, as the case may be, was liable for the payment of the tax. With certain limitations, the tax amount paid was treated as a tax credit that could be creditable against the income tax or the minimum assumed income tax, if any, corresponding to the same fiscal year.

It should be noted that pursuant to Law 25,402 published on January 12, 2001 this tax has been abolished as of July 1, 2002.

During years 2002 and 2001, Telecom charged P$4 million and P$15 million to income, respectively, as a result of the tax on company indebtedness.

Value Added Tax (VAT)

VAT does not have a direct impact on Telecom’s results of operations. VAT paid by Telecom to its suppliers is applied as a credit toward VAT charged by Telecom to its customers and the net amount is passed through to the government. VAT rates are 21%, 27% and 10.5%, depending on the type of the transaction and tax status of the customer.

The importation of services (including financial services) by Argentine VAT taxpayers registered for VAT purposes (“responsables inscriptos”) is subject to VAT. In the case of loans, if the lender is a bank or a financial entity located in a country whose central bank has adopted the Banking Supervision Standards of the Basle Committee, the rate is 10.5%. If the foreign lender is one other than those mentioned above, the rate is 21%.

The burden of paying VAT will be borne by the Argentine taxpayer.

Tax on Checking Account Transfers

On March 24, 2001, the Argentine government passed a law, effective through December 31, 2004, taxing all movements of funds through checking accounts made by any person or entity including cash movements and those movements carried out through organized payments systems that have functionally replaced checking accounts in commercial transactions, whether for its own account or for the account of third parties.

The tax rate of the transaction volume originally was 0.25%. Beginning on May 3, 2001, it was 0.4%, and in certain situations it increased to 0.8%. Since August 1, 2001, the tax rate has been 0.6% of the transaction volume.

From May 3, 2001 to July 31, 2001, 37.5% of the tax paid could be used as a tax credit against income tax, VAT and the tax on minimum presumptive income. From July 31, 2001 until February 18, 2002, the creditable portion of the tax was increased up to 58%. After February 18, 2002, this credit is no longer available.

On February 6, 2003 the Ministry of Economy, through Resolution No. 72/03, authorized Telecom to increase the basic telephone services tariffs by the amount of the tax provided for in Resolution No. 72/03. The amount of the tax charged must be shown in detail on the customers’ bills. The amounts charged before Resolution No. 72/03 will be included in the tariffs renegotiation process.

Taxation of Capital Gains

Capital gains earned by non-resident individuals or foreign companies from the sale, exchange or other disposition of Series B ADSs, Series B Preferred Shares, Series A Preferred Shares or Ordinary Shares are not subject to tax.

Tax on Personal Property

Pursuant to Argentine Law 25,585 passed by the Argentine Congress and published in the Official Gazette on May 15, 2002, the tax corresponding to the shares of stock corporations, such as the Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares or equity interests in companies regulated by the Argentine Companies Law 19,550, as amended, and whose holders are individuals and/or undivided estates domiciled within the country or in a foreign country, and/or companies and/or any other legal entity located in a foreign country, shall be assessed and paid by the corresponding Argentine company issuer of the shares, such as Nortel, unless the corresponding tax treaty does not grant taxing rights to Argentina.

The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity arising from the last balance sheet of the company at December 31. The minimum exempted of P$102,300 shall not be applicable. The tax so paid shall be considered as a definitive payment.

Pursuant to the above mentioned, it is presumed—without the right to rebut such presumption—that shares of stock corporations, such as the Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary

Shares and/or equity interests of companies regulated by Argentine Companies Law 19,550, as amended, whose holders are companies, any other legal entities, enterprises, permanent establishments, trusts, and exploitations, domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

The companies in charge of the tax payment, such as Nortel, have the right to obtain the refund of the amounts paid, even by holding and/or foreclosing the property that originated the payment.

The amendment set forth by Law 25,585 applies as of December 31, 2002.

Therefore, Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares held by individuals, irrespective of their place of residence, and legal entities domiciled outside of Argentine will be subject to this tax which, as mentioned above, shall be paid by Nortel on behalf of such holders of Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares. As of the date of this annual report no effective procedure has been developed which would allow the Company to collect from its shareholders the amount of this tax paid by the Company on their behalf. No assurances can be made that Nortel will be successful in the collection of the refunds from the holders of Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares. It is possible that said payments of the tax on behalf of such holders will result in losses for Nortel and, in practical terms, constitute an additional expense for Nortel.

Other Taxes and Levies

Telecom is subject to a levy of 0.5% of monthly revenues from telecommunications services provided by Telecom, the proceeds of which finance the activities of the Regulatory Bodies. The amount of this levy is included in Nortel’s income statement data under other operating and maintenance expenses.

Law 25,239 passed by the Argentine Congress on December 29, 1999 established a new excise tax applicable as of January 1, 2000 on amounts invoiced by telecommunication companies for mobile and satellite telephone services and prepaid phone cards used for such services. The rate of the tax is 4% of amounts invoiced excluding VAT but including the excise tax, for which reason the effective rate of the tax is increased up to 4.1677%.

Beginning in the year 2001, telecommunication services companies are required to pay a new tax (“Universal Service tax”) which has been implemented to fund universal service requirements. The Universal Service tax is calculated as a percentage of the total revenues accrued from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the Universal Service tax. The rate is 1% of total billed revenues.

As a result of increasing tax burdens affecting cellular operators and considering that the tariffs for their services are not regulated, Telecom Personal and other Argentine cellular operators decided to include a special charge in their customers’ bills reflecting the impact of these increased taxes. However, pursuant to Resolution 279/01, the SC ordered cellular operators to refrain from collecting the special charge described above. Telecom Personal filed an administrative appeal against the application of Resolution 279/01.

(b) Unconsolidated

Nortel is a holding company whose principal asset is its approximately 55% equity interest in Telecom. Therefore, the following discussion should be read in conjunction with Nortel’s and Telecom’s financial statements and notes thereto included elsewhere herein and in the Telecom Form 20-F, respectively, and with Item 5: “Operating and Financial Review and Prospects” in the Telecom Form 20-F incorporated herein by reference under (c) of this Item 5. Such financial statements and notes thereto have been prepared in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP. See Note 20 to the Financial Statements.

General

Nortel’s sole substantial activity is owning a controlling interest in Telecom’s ordinary shares and its sole substantial source of cash income is cash dividends paid on such shares. The unconsolidated financial data as of December 31, 2002 included herein accounts for Nortel’s approximately 55% equity interest in Telecom by the equity method. The Financial Statements included elsewhere in this Form 20-F consolidate Telecom’s operations with Nortel’s. Nortel’s principal use of cash is to make interest and redemption payments on its debt, dividend and redemption payments on its preferred stock and dividend payments on its ordinary shares. Prior to 2002, Nortel has historically met all such payment obligations in any calendar year out of the dividends received from Telecom in respect of the previous calendar year. Nortel is required to allocate earnings first, to make dividend and redemption (amortization) payments on the Series A Preferred Shares, payable before the end of May (February prior to the change of fiscal year end to December 31 from September 30). A percentage equal to 48.96%, calculated in accordance with a formula set forth in the terms of the Series B Preferred Shares, of cash remaining after Nortel has paid or reserved for its operating expenses is required to be distributed to the holders of Series B Preferred Shares. The remaining cash equal to 51.04% is distributed to holders of ordinary shares. Nortel is required to distribute all of its cash every year, according to the terms and conditions of the Series A and B Series Preferred Shares. Nortel may only make dividend payments to holders of Series A and Series B Preferred Shares and holders of ordinary shares and redemption payments on the Series A Preferred Shares if it has sufficient retained earnings legally available for distribution, in accordance with Argentine law, which provides that dividends may be paid out of liquid and realized profits based on a financial statement prepared under Argentine GAAP.

Due to Telecom’s financial condition, Telecom did not pay dividends for the fiscal years ended December 31, 2002 or 2001. Consequently, Nortel was unable to pay dividends or make the required amortization payments on the Series A shares for the years ended December 31, 2002 and 2001. See “Item 10: “Additional Information—Nortel’s Capital Stock.”

Equity Income from Subsidiaries

For year 2002, Nortel’s equity income from subsidiaries decreased 459% to P$(2,384) million from P$55 million for the same period in 2001. For year 2001, Nortel’s equity income from subsidiaries decreased 74% to P$55 million from P$208 million for year 2000.

All variations in Nortel’s equity income from subsidiaries for any period correspond directly with the variations in Telecom’s net income for the same period. For a complete discussion of Telecom’s results of operations, see Item 5: “Operating and Financial Review and Prospects” in the Telecom Form 20-F incorporated herein by reference under (c) of this Item 5.

Administrative Expenses

Administrative expenses in each of years 2002, 2001 and 2000 were approximately P$4 million, P$2 million and P$3 million, respectively, consisting primarily of salaries, social security expenses and fees for services.

Financial and Holding Results

In year 2000, Nortel had P$55 million of investment earnings from its MEDS transaction. In years 2002 and 2001, Nortel did not have any such earnings as the MEDS had been terminated.

Interest expense recorded on Nortel’s income statement is calculated on an accrual basis. Nortel accrued P$0 million, P$0.43 million and P$2 million of interest expense relating to the Series A Notes, and P$0 million, P$0.22 million and P$1.5 million of interest expense relating to the Series B Notes, during years 2002, 2001 and 2000, respectively.

At Telecom’s annual shareholders’ meetings for the years ended December 31, 2001 and 2002 held on April 24, 2002 and April 30, 2003, respectively, the shareholders decided that because of Telecom’s financial condition and results of operations, Telecom would not pay dividends for the years ended December 31, 2001 and December 31, 2002, respectively. The decisions not to pay dividends adversely affected Nortel, its largest shareholder and as a result on April 25, 2002 and April 30, 2003, at Nortel’s shareholders’ meetings for the years ended December 31, 2001 and 2002, respectively, Nortel’s shareholders announced that no dividends would be paid and that there would be no amortization of Series A Preferred Shares for such years. At December 31, 2002, approximately P$0.99 million of interest had accrued in respect of the Series A Preferred Shares. See “Item 10: “Additional Information—Nortel’s Capital Stock.”

At present, Nortel is unable to predict whether Telecom and consequently, Nortel, will make future dividend payments.

Taxes

Under Argentine law, Nortel’s dividend income is not taxable. Pursuant to current regulations, in general, Argentine-source dividends received by individuals or corporate shareholders are not subject to income tax, except for those dividends paid by corporations corresponding to the excess of the difference between Argentine GAAP income and taxable income which are subject to an income tax withholding. See Item 10: “Additional Information—Taxation—Argentine Taxes—Taxation of Dividends.”

In 1998, a “tax on minimum presumptive income” was established, replacing the prior assets tax. The taxable basis for purposes of computing the tax on minimum presumptive income is 1% of the value of the company’s assets, determined in accordance with different criteria established under the tax laws (generally market value). The income tax paid in one year may be applied against the tax on minimum presumptive income payable in such year. A ten-year carry forward system is envisaged for the tax on minimum presumptive income in one year in excess of the income tax of such year. Such excess may be treated as a credit that may be applied against the income tax payable in a future year that exceeds the tax on minimum presumptive income for such future year. Shares, such as the shares of Telecom owned by Nortel, and other equity participations in companies subject to the tax on minimum presumptive income as well as dividends on such ownership interests are excluded from the tax.

Net Income

For year 2002, net income was negative with a loss of P$2,385 million, representing a decrease of P$2,438 million over year 2001. This decrease reflects the current macroeconomic environment in Argentina, including the devaluation and subsequent volatility in the peso and the effects of the inflation adjustment. Also, the inability of Telecom to increase regulated tariffs after the “pesification” of such tariffs at the rate of US$1.00=P$1.00 enforced by the Argentine government, the decrease in traffic in the basic telephony business (mainly in the domestic and international long distance services) and the declines in both traffic and average revenue per user in the cellular business had an impact on net income.

For year 2001, net income was P$53 million, reflecting a 71% decrease from the previous year. This decrease mainly reflects lower net income from Telecom and lower financial income.

Liquidity and Capital Resources

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom on the Class A and Class B Shares owned by Nortel and Nortel has used such cash dividends to satisfy Nortel’s payment obligations for the next calendar year. No dividends were declared or paid by Telecom and consequently Nortel during year 2001 or 2002. In addition to not being able to make dividend payments, Nortel was also unable to pay the required amortization on its Series A Preferred Shares. Accordingly, the amount of the amortization and dividends on the Series A Preferred Shares will continue to accrue until Nortel has the cash required to make the payment. As of December 31, 2002, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was P$210 million including the effects of CER. As more fully described in “Presentation of Financial Information” CER is a reference stabilization rate designed to reflect the evolution of the Argentine consumer price index. We also owed P$0.99 of interest (which accrues at LIBOR) on the amount of accrued but unpaid dividends and amortization. See Note 9 of our consolidated financial statements included in Item 18 of this annual report.

At December 31, 2002 and 2001, Nortel had approximately P$20 million and P$15 million, respectively, of cash and cash equivalents.

Should Telecom pay future dividends, Nortel expects to be able to service its obligations in respect of its debt and preferred shares out of such dividends received by it on its holdings of Telecom’s Class A and Class B shares. However, at present, Nortel is unable to predict whether Telecom will make future dividend payments. As previously discussed, Telecom is currently working with its financial advisors and creditors to restructure its financial indebtedness. Although the terms of such restructuring have not been determined, it is possible that Telecom, as part of its restructuring process, may issue additional equity or become subject to restrictions on the payment of dividends, which could have a material adverse effect on Nortel’s ability to meet its obligations.

(c) Telecom’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information contained under Item 5: “Operating and Financial Review and Prospects” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated herein by reference in partial answer to this Item 5. See Exhibit 12.3.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Nortel’s Board of Directors is responsible for the management of Nortel’s business. The Company’s bylaws provide that Nortel’s Board of Directors will consist of no less than 4 but no more than 8 members and an equal number of alternate directors, with three directors and three alternate directors to be elected by the holders of each of Classes A and B of Nortel ordinary shares, in each case voting separately as a class. Therefore, as of this date Nortel has seven directors. See Item 7: “Major Shareholders and Related Party Transactions.” The directors are so elected at a shareholders’ meeting and hold office for a renewable term of one year or until replaced at a shareholders’ meeting. See Item 7: “Major Shareholders and Related Party Transactions—Shareholders’ Agreements” in the Telecom Form 20-F included as an exhibit hereto. As a result of Nortel’s failure to pay the required amortization on the Series A preferred shares and Nortel’s failure to comply with the financial ratio covenant contained in the Series A and Series B Preferred Shares, the Series A and Series B shareholders are entitled to elect one director. See Item 10: “Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares—Nortel’s Capital Stock.”

The directors and alternate directors of the Company as of the date of this annual report are as follows:

Name	Position	Class of Shares Represented	Date of Designation
Alberto Messano	Chairman of the Board of Directors	A	April 30, 2003
Christian Chauvin	Vice Chairman of the Board of Directors	B	April 30, 2003
Laurent Mialet	Director	B	April 30, 2003
Oscar Cristianci	Director	A	April 30, 2003
Máximo Bomchil	Director	B	April 30, 2003
Franco Livini	Director	A	April 30, 2003
Marcelo Villegas	Director	Pref. A&B	April 30, 2003
Carlos Eduardo Monte Alegre Toro	Alternate Director	A	April 30, 2003
Guillermo Brizuela	Alternate Director	A	April 30, 2003
Jean Pierre Achouche	Alternate Director	B	April 30, 2003
Marco Girardi	Alternate Director	A	April 30, 2003
Yolanta de Cacqueray	Alternate Director	B	April 30, 2003
Jacques Brun	Alternate Director	B	April 30, 2003
Ricardo Munoz de Toro	Alternate Director	Pref. A&B	April 30, 2003

Alberto Messano is an economist. He is also Vice Chairman of Telecom Argentina, Vice President of Publicom and a director of Telecom Personal S.A., Micro Sistemas S.A., Telecom Argentina USA Inc. and Nucleo S.A. He was born on September 30, 1950.

Christian Chauvin is an engineer. He is Vice Chairman of the Board of Directors. He has been a director of the Company since September 2000. Formerly, he was senior vice president of international development at France Telecom. He is also a director of Telecom Argentina, Telecom Personal, Nahuelsat, and Micro Sistemas. He was born on December 15, 1942.

Laurent Mialet is an engineer. He is an International Executive Vice President of FCR. He was born on December 15, 1946.

Oscar Christianci is an accountant. He is also a director for Latin America in Telecom Italia. He was born on September 27, 1942.

Máximo Bomchil is a lawyer. He is a partner of M&M Bomchil. He has been a director of the Company since August 1999. He is also President of: Atotech Argentina S.A., Alpesca S.A. and Inverandes S.A.; Vice President of: AXA Seguros S.A., AXA Argentina Inversiones S.A., Caledeco S.A., Caledonia Argentina Cia de Seguros S.A., Chagua & Co. S.A.F. y C., Emeyeme Comercial, Inmobiliaria Financ. y de Mandato S.A., Exporpesca S.A., Heath Lambert (Sur) S.A., Lesaffre Argentina S.A., P.R. Argentina S.A., Silicon Graphics S.A., Stolt Offshore Argentina S.A., UAP Seguros de Retiro S.A.; Director of: Cabaña y Estancia Santa Rosa S.A., Central Costanera S.A., Essilor Argentina S.A., Heckett Multiserv S.A., Inversiones Suipacha S.A., Sofrecom Financiera S.A.; Alternate Director of: Publicom S.A., Micro Sistemas S.A., Sodexho Argentina S.A., Sodexho Pass Corporate Services S.A., Telecom Argentina, Telecom Personal, Torneos y Competencias S.A.; Member of the Supervisory Committee of: Aeropuertos Argentina 2000 S.A., Hidroeléctrica El Chocón S.A., Servicios y Tecnología Aeroportuarios S.A. He was born on May 13, 1950.

Franco Livini is an engineer. He is President of Pirelli Argentina. He is also a director of Pirelli Cables, Pirelli Neumáticos, Telecom Argentina, Telecom Personal and Publicom. He was born on December 10, 1928.

Marcelo Villegas is a lawyer. He is a partner of Nicholson & Cano. He is a member of the Supervisory Committee of Comafi and ARGENCLEAR. He was born on February 5, 1964.

Carlos Eduardo Monte Alegre Toro is a lawyer. He is legal director of Telecom Italia America Latina and is also an alternate director of Telecom Argentina, Telecom Personal and Publicom. He was born on December 19, 1951.

Guillermo Brizuela is an economist. He is the controller for South America of Telecom Italia Argentina. He is also an alternate director of Micro Sistemas, Núcleo S.A., Telecom Argentina, Telecom Personal and Publicom. He was born on January 15, 1968.

Jean Pierre Achouche is an engineer. He is also a director of Telecom Personal, Publicom, Telecom Argentina and CTE Telecom S.A.C.V. (in El Salvador). He was born on March 4, 1948.

Marco Girardi is also an alternate director of Telecom Argentina. He was born on December 30, 1957.

Yolanta de Cacqueray is a graduate in finance. She is also an alternate director of Telecom Argentina. She was born on July 18, 1956.

Jacques Brun is a telecommunications engineer. He is also an alternate director of Telecom Argentina and Compañía de Telecomunicaciones de El Salvador S.A. P.C.V. (CTESA). He was born on February 1, 1957.

Ricardo Munoz de Toro is a lawyer. He is a partner of Munoz de Toro & Munoz de Toro, attorneys and counselors at law. He was born on December 21, 1962.

Supervisory Committee

Argentine law requires any corporation with share capital in excess of P$2,100,000 or which provides a public service or which is listed on any stock exchange to have a Supervisory Committee. The Supervisory Committee is responsible for overseeing the Company’s compliance with its bylaws and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the annual ordinary general meeting a report on the accuracy of the financial information presented to such shareholders by the Board of Directors. The members of the Supervisory Committee are also authorized (i) to call ordinary or extraordinary shareholders’ meetings, (ii) to place items on the agenda for meetings of shareholders, (iii) to attend meetings of shareholders, and (iv) generally to monitor the affairs of Nortel. Nortel’s bylaws provide that the Supervisory Committee is to be formed by three members and three alternate members, elected by the majority vote of all shareholders of ordinary shares. Members of the Supervisory Committee are elected to serve one-year terms and may be re-elected.

The table below sets forth the name of each member and alternate member of the Supervisory Committee, the date of designation to such position for each such member or alternate member and the principal occupation of each.

Name	Position and Date of Designation	Profession	Principal Occupation
María Rosa Villegas Arévalo	Member of the Supervisory Committee—April 30, 2003	Lawyer	Member of Allende & Brea
Néstor Jose Belgrano	Member of the Supervisory Committee—April 30, 2003	Lawyer	Member of M & M Bomchil
Gustavo Andrés de Jesús	Member of the Supervisory Committee—April 30, 2003	Lawyer	Member of M & M Bomchil
Enrique Garrido	Alternate Member of the Supervisory Committee—April 30, 2003	Lawyer	Member of Allende & Brea
Juan Martin Arocena	Alternate Member of the Supervisory Committee—April 30, 2003	Lawyer	Member of Allende & Brea
Javier Petrantonio	Alternate Member of the Supervisory Committee—April 30, 2003	Lawyer	Member of M & M Bomchil

María Rosa Villegas Arévalo has been a member or alternate member of the Company’s Supervisory Committee since May 4, 1993. She is also Active Director of: Solvay Indupa S.A.I.C., Inergy Automotive Argentina S.A.,; Active Member of the Supervisory Committee of: Sirti Argentina S.A., Publicom S.A., Litoral Gas S.A., Tibsa Inversora S.A., Bankers Trust Argentina S.A. Sociedad de Bolsa, Bankers Trust Argentina S.A. Agente de Mercado Abierto, Lottomatica S.A., Norcable S.A., Micro Sistemas S.A., Telecom Argentina, Telecom Personal S.A., Nahuelsat S.A.; Alternate Member of the Supervisory Committee of: Alchemy Asset Management S.A. and NYLI Holdings (Argentina) S.R.L. She was born on February 18, 1953.

Néstor José Belgrano has been a member or alternate member of the Company’s Supervisory Committee since November 8, 1990. He is also President of: Chagua & Co. S.A.F. y C., Hutchinson Argentina S.A., Inversiones Suipacha S.A., Teledesic Argentina S.A.; Vice President of: Cabaña y Estancia Santa Rosa S.A., Chep Argentina S.A., Control Unión S.A., Endesa Argentina S.A., Inverandes S.A., Oxford Automotive Mecanismos Argentina S.A., Sodexho Pass Corporate Services S.A.; Director of: CNP Assurances Compañía de Seguros de Vida S.A., Previsol Compañía de Seguros de Retiro S.A., Previsol Compañía de Seguros de Vida S.A., Previsol Administradora de Fondos de Jubilaciones y Pensiones S.A., Silicon Graphics S.A., Somosaguas S.A.; Alternate Director of: Emeyeme Comercial, Inmobiliaria, Financiera y de Mandatos S.A.; Member of the Supervisory Committee of: Telecom Argentina, Publicom S.A., Telecom Personal S.A.; Alternate member of the Supervisory Committee of: Nahuelsat S.A., Servicios y Tecnología Aeroportuarios S.A. He was born on May 1, 1955.

Gustavo Andrés de Jesús has been a member or alternate member of the Company’s Supervisory Committee since October 19, 1990. He is also President of: La Flora S.A., Lácteos Conosur S.A., Linda Flor S.A., Seernav S.A., Empresas Santa Carolina Argentina S.A., Somosaguas S.A.; Vice President of: Heckett Multiserv S.A., Hitachi Data Systems S.A., Hutchinson Argentina S.A.; Director of: AXA Seguros S.A., Benfield Grieg Arg. S.A., Control Unión S.A., Emeyeme Comercial, Inmob. Financ. y de Mandato S.A., Fairco S.A., Hasbro Argentina S.A., Lesaffre Argentina S.A., Renault Argentina S.A., SAF Argentina S.A., UCB Pharma S.A. (Argentina), Sofrecom Financiera S.A.; Alternate Director of: AXA Argentina Inversiones S.A., Cabaña y Estancia Santa Rosa S.A., Inverandes S.A., Inversiones Suipacha S.A., Silicon Graphics S.A., La Cabaña de Buenos Aires S.A.; Cablevisión S.A., Marvito S.A., Sodexho Argentina S.A., Sofrecom Argentina S.A., Torneos y Competencias S.A., UAP Argentina Seguros de Retiro S.A., Luncheon Tickets S.A., Oxford Automotive Mecanismos Argentina S.A., Caledonia Argentina Compañía de Seguros S.A.; Member of the Supervisory Committee of: Central Costanera S.A., Chep Argentina S.A., Chagua & Co. S.A. Financ. y Commercial, Endesa Argentina S.A., Univent’s S.A., Datanet S.A., Construred S.A.; Cablevisión Federal S.A., Fiber-Tel TCI2 S.A., Proainvest S.A., Televisora La Plata S.A., Video Cable Comunicación S.A., Emeyeme Comercial Inmobiliaria, Financieria y de Mandatos S.A., Publicom S.A.; Alternate Member of the Supervisory Committee of: Antena Comunitaria TV Cosquín S.A., Atotech Argentina S.A.,Cable Cañada Televisión S.A., Enlaces S.A., Elaboradora Argentina de Cereales SRL.; Enequis S.A., Fintelco S.A.; Integra Cable S.A., SCA S.A., Startel S.A., Video Canal de Compras S.A., Hidroeléctrica El Chocón S.A., Telecom Personal, Telecom Argentina, Teledifusora Olavarría S.A., Telesat Córdoba S.A., Radiollamade S.A.. He was born on November 2, 1957.

Enrique Garrido has been a member or alternate member of the Company’s Supervisory Committee since December 16, 1999. He is also President of: Eurofides S.A.; Vice President of: Juncal Compañía de Seguros S.A., Juncal Compañía de Seguros de Vida S.A., Juncal Compañía de Seguros de Autos Patrimoniales S.A., Banca Nazionale del Lavoro S.A., La Estrella S.A., Compañía de Seguros de Retiro, BNL Inversiones Argentina S.A., Fidia S.A.; Director of: Lottomatica Argentina S.A., D.A. Stuart S.A.; Alternate Director of: Teck Minera de Argentina S.A., Nitragin S.A.; Member of the Supervisory Committee of: Telecom Argentina, Publicom S.A., Micro Sistemas S.A., Aeropuerto Argentina 2000, Compañía de Radiocomunicaciones Móviles S.A., Lavenir S.A., Boris Garfunkel S.A., Telper S.A., Jacobel SACIFeI, BGH S.A., La Durée S.A., Omnisat S.A., Fairco S.A., Lorac S.A.; President of the Liquidation Committee of Gursa Compañía de Reaseguros S.A. He was born on June 7, 1937.

Juan Martín Arocena has been a member or alternate member of the Company’s Supervisory Committee since December 16, 1999. He is also Alternate Director of Solvay Indupa SAIC; Active Member of the Supervisory Committee of Soluciones Químicas S.A.; Alternate Member of the Supervisory Committee of: Telecom, Publicom, Telecom Internet, Telecom Personal, Micro Sistemas, CEI Citicorp Holding S.A. He was born on March 25, 1964.

Javier Petrantonio has been an alternate member of the Company’s Supervisory Committee since January 2001. He is also Director of: Caledonia Argentina Compañía de Seguros S.A., Video Cable Comunicacíon S.A., Video Canal de Compras S.A., Lacteos Conosor S.A., Cablevisión Federal S.A., La Cabaña de Buenos Aires S.A., Marvito S.A., Previsol Administradora de Fondos de Jubilaciones y Pensiones S.A., Previsol Compañía de Seguros de Retiro S.A., Previsol Compañía de Seguros de Vida S.A., Alternate Director of: AXA Seguros S.A., AXA Argentina Inversiones S.A., Cablepost S.A., Cablevisión S.A., Caledeco S.A., Construred S.A., Datanet S.A., Enequis S.A., Hasbro Argentina S.A., Fibertel S.A., Proainvest S.A., Hutchinson Argentina S.A., Renault Argentina S.A., Televisora La Plata S.A., Terranova Argentina S.A., Torneos y Competencias S.A., Total Lubricantes Argentina S.A., T y C Café S.A., UAP Argentina Seguros de Retiro S.A., Univent’s S.A., VenadoGas S.A., Cablevisión Federal S.A., Chagua & Co. S.A., Heckett Multiserv S.A., Previsol Administradota de Fondos de Jubilaciones y Pensiones S.A.; Member of the Supervisory Committee of: Luncheon Tickets S.A., Empresas Santa Carolina Argentina S.A., Provincia Seguros de Vida S.A., Hitachi Data Systems S.A., Publicom S.A., Telecom Personal S.A., Endesa Argentina S.A.; Alternate Member of the Supervisory Committee of: Central Costanera S.A., Servicios y Tecnología Aeroportuarios S.A. and Telecom Argentina. He was born on July 20, 1964.

The non-payment of amortization of the Series A Preferred Shares for year 2002 triggered the right of the holders of Series A Preferred Shares to exercise their voting rights and to appoint a member of Nortel’s board of directors and Nortel’s failure to comply with the financial ratio covenant contained in the terms and conditions of the Series A and Series B Preferred Shares triggered the right of the Series A and Series B shareholders to appoint a member of Nortel’s board of directors. Accordingly, the Series A and Series B shareholders appointed Marcelo Villegas to Nortel’s board of directors.

Officer

María Elvira Cosentino, the sole officer of Nortel, has been the General Manager of Nortel since July 1, 1993. Formerly, Ms. Cosentino held various positions in the Buenos Aires office of Morgan Guaranty Trust Company of New York, most recently as a Vice President in its Latin American Group.

Duties and Liabilities of Directors and General Manager

Under Argentine law, directors have the obligation to perform their duties with loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to Nortel, Nortel’s shareholders and third parties for the improper performance of their duties, for violations of law, Nortel’s bylaws or regulations and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a director by the bylaws or regulations or by resolution of the shareholders’ meeting. In such cases, a director’s liability will be determined with reference to the performance of such duties, provided that certain recording requirements are met. Under Argentine law, directors are prohibited from engaging in activities in competition with Nortel without express authorization of a shareholders’ meeting. Certain transactions between directors and Nortel are subject to ratification procedures established by Argentine law.

On May 22, 2001 the Argentine Government issued Decree 677/01, entitled “Regulation of Transparency of the Public Offering” (the “Transparency Decree”). The intention of this decree was to move towards the creation of an adequate legal framework that may strengthen the level of protection of the investor in the market, the term “investor” encompassing a broad meaning including shareholders, institutional investors like pension funds and intermediaries. Other objectives of the Decree were the promotion of the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient distribution of savings and good practices in the administration of corporations.

The Transparency Decree has vested in members of the board of directors: (a) the duty to disclose certain events, such as any fact or situation which is capable of affecting the value of the securities or the course of negotiation; (b) the duty of loyalty and diligence; (c) the duty to maintain secrecy; and (d) the duty to consider the general interests of all shareholders over the interest of the controlling shareholder.

A director will not be liable if, notwithstanding his presence at a meeting at which a resolution was adopted or his knowledge of such resolution, a written record exists of his opposition thereto and he reports his opposition to the Supervisory Committee before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the shareholders’ meeting, the competent governmental agency or the courts. Any liability of a director vis-à-vis Nortel terminates upon approval of the directors’ performance by the shareholders’ meeting, provided that shareholders representing at least 5% of Nortel’s capital stock do not object and provided further that such liability does not result from a violation of the law or the bylaws or regulations.

Additionally, the Transparency Decree provides that those who infringe the provisions set forth therein shall be subject, in addition to civil and criminal liability (as applicable), to certain sanctions including warnings, fines, disqualification, suspension or prohibition from acting under the public offering regime.

The General Manager of Nortel does not have any policy-making authority. The General Manager acts at the direction of the directors in carrying out the policies and business decisions of the directors. At the annual shareholders’ meeting held on April 30, 2003, the shareholders of Nortel agreed to indemnify the directors, members of the Supervisory Committee and the General Manager of Nortel against any damages arising from claims pursuant to Argentine law related to the performance of the General Manager’s and/or directors’ and/or members of the Supervisory Committee’s duties. The shareholders had previously agreed to indemnify the directors, members of the Supervisory Committee and General Manager of Nortel for damages resulting from certain potential claims under the United States securities laws.

Compensation

The aggregate remuneration paid or accrued by Nortel during the twelve months ended December 31, 2002 to the members and alternate members of the Board of Directors, the members of the Supervisory Committee, and the officer of Nortel, as a group, was approximately P$0.30 million.

Board Practices

The Supervisory Committee is responsible for overseeing Nortel’s compliance with its bylaws and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the annual ordinary general meeting a report on the accuracy of the financial information presented to such shareholders by the Board of Directors. See “—Supervisory Committee” for further information regarding the Supervisory Committee.

On May 22, 2001 the Argentina government issued Decree No. 677/01, entitled “Regulation of Transparency of the Public Offering” (the “Transparency Decree”). See Item 9: “The Offer and Listing—The Argentine Securities Market.” The Transparency Decree has vested in members of the board of directors: (a) the duty to disclose certain events, such as any fact or situation which is capable of affecting the value of the securities or the course of negotiations; (b) the duty of loyalty and diligence; (c) the duty to maintain secrecy; and (d) the duty to consider the general interests of all shareholders over the interest of the controlling shareholder.

Additionally, the Transparency Decree provides that those who infringe the provisions set forth therein shall be subject, in addition to civil and criminal liability (as applicable), to certain sanctions including warnings, fines, disqualification or suspension or prohibition from acting under the public offering regime.

The Transparency Decree also provides that those companies making public offerings of their shares shall appoint an audit committee (the “Audit Committee”) to be formed by three or more members of the board of directors. The majority of the members of the Audit Committee must be independent. In order to qualify as independent, the director must be independent both with respect to the company and the controlling shareholders and cannot carry out executive duties for the company.

Among the duties of the Audit Committee shall be: (a) providing the market with complete information on transactions with which there might be a conflict of interest with the members of the corporate bodies or controlling shareholders; (b) giving an opinion on the fulfillment of legal requirements and reasonableness of the conditions for the issuance of shares or securities convertible into shares, in the case of capital increases where first refusal rights have been excluded or limited; and (c) giving an opinion regarding transactions with related parties in certain cases; (d) supervising internal systems and verifying norms of conduct; (e) reviewing the plans of external auditors and evaluating their performance, among others.

Pursuant to Resolution 400/02 of the CNV, published in the Official Gazette on April 5, 2002, the provisions of the Transparency Decree relating to the Audit Committees shall be applicable for the financial years beginning on or after January 1, 2004. The Audit Committee is required to be appointed on May 28, 2004 at the latest. However, prior to May 28, 2003, the companies subject to these provisions of the Transparency Decree were required to take certain steps towards the appointment of such committee. In this regard, the Company has undertaken the following steps, which were approved by the Board of Directors in April 2003: (a) defined the organization of the Audit Committee and the minimum eligibility requirements for its members; (b) planned the main tasks of the Audit Committee, (c) identified the operating resources for the Audit Committee; and (d) established a basic training program for the members of the Audit Committee. The “Normativa de Implementación del Comité de Auditoría” was filed at the CNV, which had no comments on it.

There is no family relationship between any Director, Alternate Director, member of the Supervisory Committee or executive officer and any other Director, Alternate Director, member of the Supervisory Committee or executive officer.

On February 5, 2003, Nortel and Mr. Amadeo R. Vázquez, the Chairman of the Board of Directors of Telecom, entered into an agreement pursuant to which Mr. Vázquez agreed to be appointed as director of Telecom for three years. Mr. Vázquez agreed to perform his duties as director of Telecom in compliance with Argentine law. On March 10, 2003 the agreement was amended to take into consideration Mr. Vázquez’s proactive involvement in Telecom’s current affairs.

Employees

As of December 31, 2002, Nortel has 3 employees. For information regarding Telecom’s employees, see Item 6: “Directors, Senior Management, and Employees—Employers and Labor Relations” in the Telecom Form 20-F included as an exhibit hereto.

Share Ownership

Christian Chauvin holds €30,000 principal amount of Series I medium-term notes of Telecom due 2004 and 2000 ADSs of Preferred B shares of Nortel. No other members of the Board of Directors of Nortel hold obligations or capital stock of Telecom or Nortel.

María Rosa Villegas Arévalo holds 115 Class B shares of Telecom. Enrique Garrido holds 231 Class B shares of Telecom. No other members of the Supervisory Committee of Nortel hold obligations or capital stock of Telecom or Nortel.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The ownership of Nortel’s common stock as of June 23, 2003 was as follows:

Shareholder	Percentage
Telecom Italia Group (1)	50%
FCR Group (2)	50%

Total	100%

(1)	Includes 17.50% of Nortel’s common stock owned through Telecom-Italia International N.V. Such shares are held in the form of Class A ordinary shares.
(2)	Includes 17.50% of Nortel’s common stock owned through Atlas Services Belgium S.A. Atlas Services Belgium S.A. is a member of the FCR group of companies. Such shares are held in the form of Class B ordinary shares.

The shares of common stock owned by the Telecom Italia and FCR groups constitute all of the total common capital stock of Nortel. In the event of certain payment defaults or breaches of covenants, holders of Nortel’s preferred stock collectively have the right to elect one director of Nortel and obtain voting rights.

Transfers or issuances of the capital stock of Nortel that reduce Telecom Italia and FCR’s collective interest therein to less than 51% of the ordinary shares without the approval of the Regulatory Bodies, and any transfer of Telecom’s capital stock that reduces Nortel’s interest therein to less than 51%, without the approval of the Regulatory Bodies, may result in the revocation of Telecom’s telecommunications license. See Item 4: “Information on the Company—Regulatory Framework.” in the Telecom 20-F attached as Exhibit 12.3 hereto. Further, pursuant to the List of Conditions, (i) each of Telecom Italia and FCR is required to maintain ownership of at least 15% of the common stock of Nortel and (ii) Telecom Italia and FCR, together, are required to maintain ownership of at least 30% of such common stock. The List of Conditions does not specifically provide a penalty if either of the restrictions on the transfer of Nortel common stock described in (i) or (ii) of the preceding sentence are violated.

Pursuant to a resolution adopted at Nortel’s Extraordinary Shareholders’ Meeting held on December 16, 1999, Nortel’s ordinary capital structure was modified to eliminate its Class C and D ordinary shares. As of the date of the filing of this annual report, 50% of Nortel’s ordinary shares are Class A shares and 50% are Class B shares.

The following table sets forth, as of February 14, 2003 (except as described below), and based upon information available to the Company, each owner of 5% of any class of the Company’s equity securities and the total amount of each class of the Company’s equity securities owned by the Company’s directors and officers, as a group.

	Number of Shares Owned	Percent of Class
Series A Preferred Shares (1):
Citivic, London (2)	52,989	4.99%
Banco Rio, Buenos Aires (2)	607,641	57.19%
Banca Nazionale del Lavoro (2)	220,171	20.72%
Credit Lyonnais (2)	111,355	10.48%
Series B Preferred Shares (1):
Farallon Capital Management LLC (3)	240,434	16.35%
Directors and Officers	100	0.00%
Ordinary Shares:
Telecom Italia (4)	2,665,200	50%
FCR Group (5)	2,665,200	50%

(1)	The Series A and Series B Preferred Shares have limited voting rights. See Item 10: “Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares—Nortel’s Capital Stock—Voting Rights” for a description of the voting rights of the Series A Preferred Shares and Series B Preferred Shares. The Series A Preferred shares, in general, have voting rights which are similar to those of the Series B Preferred Shares.
(2)	Share ownership information is based on the best information available to the Company. However, actual holdings may be different.

(3)	Share ownership information is based on the best information available to the Company as of May 31, 2003 and was provided by the Caja de Valores in Argentina. However, actual holdings may be different.
(4)	Includes 17.50% of Nortel’s common stock owned through Telecom Italia International N.V.
(5)	Includes 17.50% of Nortel’s common stock owned through Atlas Services Belgium S.A.

As of May 31, 2003, there were approximately 24,154,420 Series B ADSs (representing 1,207,721 Series B Preferred shares, or 82.13 of all Series B Preferred shares outstanding) held in the United States. Since certain of these Series B ADSs are held by nominees, the number of beneficial owners may be greater or less than such estimate. As of May 31, 2003 there were nine record holders of the Series B Preferred Shares in Argentina.

The information contained under Item 7: “Major Shareholders and Related Party Transactions” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated herein by reference in partial answer to this Item 7. See Exhibit 12.3.

Shareholders’ Agreements

The Telecom Italia group and FCR group have agreed that until the parties agree to the terms of a new Shareholders’ Agreement, they will continue to abide by the original Shareholders’ Agreement without giving effect to provisions related to rights previously held by Pérez Companc and J.P. Morgan. Pursuant to this agreement, the Board of Directors of Nortel will be composed of six members, three of whom are designated by the Telecom Italia group and three by the FCR group and the Board of Directors of Telecom will be composed of six members, of which five are appointed by Nortel. Currently, Telecom’s Board of Directors is composed of six members appointed by Nortel. The provisions of the original Shareholders’ Agreement that are still valid are detailed below.

Telecom Italia and FCR maintain joint control over the management and all operations of Nortel and Telecom. Representatives of FCR and Telecom Italia also occupy Telecom management positions in order to better maintain control over Telecom’s operations.

The Shareholders’ Agreements provide a mechanism for settling disagreements among the holders of Nortel’s common stock where the favorable vote of such holders or the directors appointed by them is required for action. In accordance with the Shareholders’ Agreements, the Company’s procurement decisions are required to be made on the basis of competitive prices given equal technical and economic terms.

The holders of Nortel’s common stock have also granted each other rights of first refusal with respect to the sale of Nortel common stock, which could have the effect of preventing or deterring changes of control.

Related Party Transactions

(a) The relationships between Nortel, its ordinary shareholders, Telecom Italia and FCR, and Telecom are governed by the Shareholders’ Agreements. The Shareholders’ Agreements provide that procurements by the Company and Telecom from the shareholders or other suppliers of goods and services are to be made on the basis of competitive prices, as determined by the Company, assuming equal technical and economic terms.

The ordinary shareholders of Nortel or their affiliates have been involved in a number of transactions with Telecom since the Transfer Date. Section 73 of the Transparency Decree provides that before a publicly listed company may enter into an act or contract involving a “relevant amount” with a related party or parties, the publicly traded company must obtain approval from the Board of Directors and obtain a valuation report from the audit committee or two independent valuation firms that demonstrates that the terms of the transaction are consistent with those that could be obtained on an arm’s length basis. If the audit committee or two independent valuation firms do not find that the items of the contract are consistent with those that could be obtained on an arm’s length basis, approval must be obtained from the shareholders. For the purpose of section 73 of the Transparency Decree as amended by Decree No. 1020/03, “relevant amount” means an amount which exceeds 1% of the issuers’ net worth as contained in the latest approved financial statements, provided such amount exceeds $300,000.

Transactions with ordinary shareholders of Nortel, Telecom Italia, FCR or their affiliates totaled approximately P$93 million during the year ended December 31, 2002. Of this amount, P$27 million related to services provided under the Management Contract and P$66 million related to equipment purchases and related services procured by Telecom in the ordinary course of its business of providing telecommunications services. See Notes 7 (c) and (d) to the Company’s Financial Statements as of and for the years ended December 31, 2002, 2001 and 2000, included herein in Item 18.

During the year ended December 31, 2002, Telecom Italia and FCR received P$27 million under the Management Contract. See Item 4: “Information on the Company—The Business—Management Contract” in the Telecom 20-F attached as an exhibit hereto. This amount related to:

•	P$19 million for Management Fees accrued prior to the suspension of the Management Fee. This amount is recorded as “Management Fees” in Exhibit H to the consolidated financial statements included in Item 18 of this annual report;

•	P$4 million relating to specific services provided by the Operators at Telecom’s request. This amount is included in “Management Fees” in Exhibit H to the consolidated financial statements included in Item 18 of this annual report; and

•	P$4 million of compensation for services of highly qualified personnel that the Operators provided to Telecom. Such amounts were charged based on hours of service at the international market rate for similar services. This amount is included in “Fees and counsel services” in Exhibit H to the consolidated financial statements included in Item 18 of this annual report.

In the ordinary course of its business Telecom may procure goods and services from the common shareholders of Nortel, Telecom Italia and FCR or their affiliates. During the year ended December 31, 2002 telecommunications services provided by these related parties aggregated P$36 million, and Telecom purchased equipment and materials from these related parties totaling P$30 million. Telecom had accounts payable to its parent and affiliates of P$7 million and P$102 million as of December 31, 2002 and 2001, respectively. Accounts payable to parent and affiliates represent mainly management fees accrued prior to the suspension of the management fee under the Management Contract and fees related to services provided by employees of affiliates.

In October 2001, considering the recession existing in Argentina, the Operators and Nortel agreed to temporarily reduce the Management Fee set forth in section 2.7 of the Management Contract, from 3% to 1.25%. The parties agreed that this reduction would not affect the services to be rendered by the Operators and would be applied from October 1, 2001 to March 31, 2002.

Additionally, Telecom subsequently requested that the Operators suspend the collection of the Management Fee from April 1, 2002 until the state of economic emergency declared by the Public Emergency Law subsided.

In May 2002, the Operators agreed to temporarily suspend, from April 1, 2002 until December 31, 2002, certain provisions stated in Article II of the Management Contract (which includes the provisions relating to payment of the Management Fee) except for the provisions relating to the collaboration between highly qualified personnel of the Operators and management. This amendment does not affect Telecom’s rights to require the Operators to provide assistance on specific projects upon request in compliance with Article III of the Management Contract. In December 2002, in light of the continuing crisis in Argentina and its impact on Telecom, the Operators agreed to extend this suspension until the end of the contract in October 2004.

Further, the Operators, in compliance with Decree 62/90, confirmed their commitment to give Telecom all of the support and cooperation reasonably within their reach in order to help Telecom overcome its current difficulties. Telecom has agreed to reimburse the Operators’ travel expenses in connection with management services provided during the suspension of the Management Fee.

For a description of Telecom’s related party transactions, see Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions” in the Telecom Form 20-F included as an exhibit hereto.

(b) No Director or officer of Nortel or any of their associates has any indebtedness to Nortel.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18 for the Company’s Financial Statements. For a description of events that have occurred since the date of the Company’s Financial Statements see Item 4: “Information on the Company—Recent Developments” and Note 22 to the Financial Statements included herein.

Legal Proceedings

On March 5, 2003 the Company entered into a settlement agreement with claimants that had previously brought an action seeking to invalidate certain matters included on the agendas for and approved at the Company’s shareholders’ meetings held on January 19, 2001 and April 26, 2001. The items at issue were: (i) the approval of the respective financial statements, (ii) the approval of the Board of Directors’ and the Supervisory Committee’s performance, (iii) the distribution of the results for the year ended December 31, 2000 and the year ended September 30, 2000, respectively, (iv) the election of directors, and (v) the election of members of the Supervisory Committee. Pursuant to the settlement agreement (in which Nortel did not admit any fault), the claimants agreed to voluntarily dismiss the actions and agreed not to bring further suits related to the subject matter of the actions against the Company and other defendants. The claimants filed a brief voluntarily dismissing the action on March 5, 2003 which was noted by the court.

On April 24, 2003, Telecom Italia S.p.A. (“Telecom Italia”), in its capacity as a foreign investor, initiated the procedure of friendly talks provided for in Article 8 of the Agreement on Promotion and Protection of Investments maintained between the Republic of Argentina and the Republic of Italy (the “Treaty”). The friendly talks were motivated by a series of acts and omissions by the Republic of Argentina, occurring as a result of the events of December 2001 and January 2002, which infringe the rights accorded by the Treaty to Telecom Italia.

Under this procedure, the Argentine authorities were asked to adopt urgent measures to ensure the maintenance of normal conditions of telephone service, under which the investment had been made, so as to make possible a reasonable profit for investors. Having not arrived at a friendly solution to the controversy, however, Telecom Italia has the option under the terms of the Treaty to request a hearing before an ad hoc arbitration tribunal to resolve the dispute.

On May 19, 2003, France Telecom filed with the Argentine government a letter by which it commenced the mandatory amicable negotiation period of six months which is a prerequisite for filing a formal claim against the Argentine government under the Treaty between. France Telecom intends to seek compensation from the Argentine government for harm caused by the pesification and the freezing of tariffs on the basis that these actions constitute an expropriation of property under the Treaty. France Telecom may, at its option, initiate its claims before certain international arbitration tribunals or Argentine courts.

The information contained under Item 8: “Financial Information—Legal Proceedings” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated herein by reference in partial answer to this Item 8. See Exhibit 12.3.

Dividend Policy

Under the Argentine Companies Law, dividends may only be declared out of liquid and realized profits determined based on a financial statement prepared in accordance with Argentine GAAP and other applicable regulations. Pursuant to the terms of issuance of the Series B Preferred Shares, in respect of any fiscal year, holders of Series B Preferred Shares are entitled to a dividend in an amount equal to approximately 48.96% of the earnings of Nortel legally available for distribution remaining after providing for any dividend and redemption payments (whether scheduled or mandatory) in respect of Series A Preferred Shares. The holders of Nortel’s common stock are entitled to receive the remaining 51.04%.

The dividends of the Series B Preferred Shares are not cumulative. However, any dividend that is due and payable but is not declared and made available for payment by the end of the fifth calendar month after the close of the respective fiscal year of Nortel will continue to be calculated, denominated and maintained in U.S. dollars and will bear interest from the last day of such calendar month until it is made available for payment to the shareholders, at an annual rate equal to the average of the rates per annum, rounded upward if necessary to the nearest 1/32 of one percent, at which deposits in dollars are offered to Morgan Guaranty Trust Company of New York and to National Westminster Bank in the London interbank market (“LIBOR”). All dividends declared with respect to the Series B Preferred Shares are made available pro rata to the holders entitled thereto.

Amounts payable to the holders of Series A Preferred Shares are determined pursuant to the Terms of Issuance of the Series A Preferred Shares. The Series A Preferred Shares pay a dividend of 6% per annum on the nominal amount outstanding (PS$317 million plus CER as of the date hereof), referred to as the “base dividend”, which is required to be paid prior to the end of May of each year. In addition, beginning with the Nortel fiscal year commencing January 1, 1994 and for each fiscal year thereafter for which net and realized profits are legally available for distribution after providing for payment of the base dividend, holders of Series A Preferred Shares will receive an additional dividend calculated based on percentage of the Distributable Return on Equity of Telecom, if the DROE is higher than 10%. See Item 10: “Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and Series B Preferred Shares—Nortel’s Capital Stock—Dividends” and Note 9 to our consolidated financial statements included in Item 18 of this annual report.

In addition, beginning in 1998 and continuing through 2007, Nortel has been and will continue to be required to make redemption payments on its Series A Preferred Shares of P$55.1 million per year plus CER and dividend payments. If Nortel does not have sufficient cash to make the required redemption and dividend payments, the redemption payments and dividend payments will continue to accrue and be due and payable when Nortel obtains the required cash. Such redemption payments reduce the amount which would otherwise be available to make dividend payments on Series B Preferred Shares and Nortel common stock.

Currently, Nortel’s interest in Telecom is its principal asset. Therefore, Nortel’s sources of funds for its own cash needs, including dividend, interest and redemption payments, are likely to be limited to dividend payments (if made) from Telecom and proceeds from any borrowings, which borrowings cannot exceed US$50 million without the approval of the holders of Nortel’s Series A and Series B Preferred Shares. Considering the current financial condition and results of operations of Telecom and Nortel, it is unlikely that Nortel will be able to access capital from outside sources.

The table below sets forth the annual cash dividends paid by Nortel with respect to each period presented on each Series B Preferred Share and the equivalent of such dividends expressed in terms of dividends per Series B ADS, based on a ratio of 20 Series B ADSs per Series B Preferred Share.

		Cash Dividends per Class B Share (1)			Cash Dividends per ADS(2)
		Adjusted for Inflation	Nominal		Adjusted for Inflation	Nominal
Period	Payment Dates	P$(3)	P$(4)	US$(5)	P$(3)	P$(4)	US$(5)
Year Ended December 31, 2002	—	—	—	—	—	—	—
Year Ended December 31, 2001	—	—	—	—	—	—	—
Three Months Ended December 31, 2000	May 2001	0.61	0.28	0.28	.03	0.01	0.01
Year Ended September 30, 2000	January 2001	16.89	7.74	7.74	.85	0.39	0.39
Year Ended September 30, 1999	December 1999	9.3	4.26	4.26	.46	0.21	0.21
Year Ended September 30, 1998	December 1998	21.32	9.77	9.77	1.07	0.49	0.49

(1)	Assumes a total of 1,470,455 shares were outstanding in each period.
(2)	Assumes a total of 29,409,100 Series B ADS were outstanding in each period.

(3)	Represents dividends paid as restated for inflation as of December 31, 2002. See “Presentation of Financial Information.”
(4)	Amounts reflect nominal amounts at date of payment.
(5)	Represents nominal amounts at date of payment translated to dollars at the closing rate quoted by Banco Nación on the day of payment. See Item 3: “Key Information—Exchange Rates.”

ITEM 9.	THE OFFER AND LISTING

The capital stock of the Company is divided into three classes: Series A Preferred Shares, nominal value P$10.00 each, Series B Preferred Shares, nominal value P$10.00 each, and Ordinary Shares, nominal value P$10.00 each.

As of June 23, 2003, the number of shares outstanding was as follows:

Series A Preferred Shares	1,062,450
Series B Preferred Shares	1,470,455
Ordinary Shares	5,330,400

On June 24, 1997 Nortel established an American Depositary Receipt Facility pursuant to which 6,000,000 Series B ADSs, each representing 1/20th of a Series B Preferred Share of Nortel, were sold in an SEC-registered secondary public offering and listed on the NYSE under the symbol “NTL”. The table below sets forth, for the periods indicated, the reported high and low sales price of the Series B ADSs on the New York Stock Exchange:

	Per Series B ADS
	High	Low
	(dollars)
Annual
1998	31.25	15.50
1999	19.88	13.31
2000	24.50	7.88
2001	14.20	3.40
2002	3.99	0.48

Quarterly
2001
First Quarter	14.20	8.44
Second Quarter	12.00	9.80
Third Quarter	10.33	5.49
Fourth Quarter	5.39	3.40
2002
First Quarter	3.99	1.60
Second Quarter	1.67	0.88
Third Quarter	0.99	0.49
Fourth Quarter	1.38	0.48
2003
First Quarter	2.30	1.25

Monthly
2002
December	1.29	0.88
2003
January	1.80	1.25
February	2.30	1.74
March	2.10	1.69
April	2.64	1.85
May	3.08	2.55

On June 23, 2003, the reported last sale price of the Series B ADSs on the New York Stock Exchange was US$3.18.

Under New York Stock Exchange rules, the ADSs average closing price of a security cannot be less than US$1.00 over a 30-day trading period. Consequently, on July 22, 2002, Nortel was notified by the New York Stock Exchange that (i) it did not meet the minimum share price criteria for continued listing on the exchange and (ii) it must bring its share price and average share price back above $1.00 within six months of receipt of the notification or it would be delisted. Nortel agreed with the New York Stock Exchange that in order to remedy the price deficiency it would seek shareholder approval for a change in the ratio of ordinary shares to ADSs at the annual shareholders’ meeting on April 30, 2003. However, prior to April 30, 2003, Nortel’s share price increased so that Nortel’s ADSs met the New York Stock Exchange’s standards on minimum price per ADS at the time of its annual shareholders’ meeting. Nevertheless, at its annual shareholders’ meeting held on April 30, 2003, Nortel’s shareholders granted its board of directors the power to change the ratio of ADSs to ordinary shares if necessary in the future.

On December 29, 1997, by Resolution No. 12.056 of the CNV, Nortel Inversora was admitted to the public offering regime in Argentina. On January 27, 1998, the Buenos Aires Stock Exchange authorized the listing of the Series B Preferred Shares. Since their listing on the Buenos Aires Stock Exchange, the Series B Preferred Shares have had a very light trading volume.

Because of the serious economic situation in Argentina, the Buenos Aires Stock Exchange has resolved to trade Nortel’s listed shares in a reduced trading panel (according to the provisions of Section 38(b) of the rules to list on the exchange).

The information contained under Item 9: “The Offer and Listing” in the Telecom Form 20-F included as an exhibit hereto, is hereby incorporated by reference. See Exhibit 12.3.

ITEM 10.	ADDITIONAL INFORMATION

BYLAWS AND TERMS AND CONDITIONS OF ISSUANCE OF

SERIES A AND B PREFERRED SHARES

Register

The Company’s bylaws were originally registered in the Inspección General de Justicia (General Board of Corporations) on October 31, 1990 under number 8025, book 108, volume “A” of Corporations. The Company amended its bylaws on April 30, 2003 and presented the amended bylaws for registration in the Inspección General de Justicia on May 2, 2003.

Objects and Purposes

The bylaws state that the object of the Company is to invest in other companies, except for those activities regulated by the Law of Financial Entities No. 21,526. In particular, the bylaws state that the purpose of the Company is to acquire and maintain a controlling interest in Sociedad Licenciataria Norte Sociedad Anónima (presently known as Telecom). The bylaws authorize the Company to take all actions permitted by law to fulfill the aforementioned objects of the Company.

On April 30, 2003 Nortel’s shareholders voted not to adopt the regime established by Decree 677/01 (the Statutory Regime of Public Offer of Mandatory Acquisition) and approved the consequent modification of Article 1 of the Company’s bylaws in the following terms:

“A corporation is organized to operate under the name of NORTEL INVERSORA S.A., with legal domicile in the jurisdiction of the City of Buenos Aires. This is a “Corporation Not Adhered to the Optional Statutory Regime of Compulsory Purchase Public Offer.”

Nortel’s Capital Stock

The following is a summary of the rights of the holders of our shares. These rights are set out in our estatutos sociales (bylaws), the terms and conditions of issuance of the Series A and B Preferred Shares or are provided for by applicable Argentine law, and may differ from those typically provided to shareholders of U.S. companies under the corporations laws of some states of the United States. In addition, as required by Argentine GAAP, the financial ratios and other calculations required under the terms of our preferred shares are calculated under Argentine GAAP, which differs in certain respects from US GAAP. Under Argentine GAAP, the Company’s unconsolidated financial statements are used for purposes of such calculations.

Limited Liability of Shareholders

Other than as set forth in Item 3: “Key Information—Risk Factors—Risk Factors Relating to Investing in Argentine Companies—Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires” and below under “—Memorandum and Articles of Association—Nortel’s Capital Stock—Conflicts of Interest”, shareholders’ liability for Nortel’s financial losses are limited to their stockholdings in Nortel.

Voting Rights

The holders of Series B Preferred Shares, or their proxies, shall be entitled to attend the Shareholder Meetings of Nortel but their attendance shall not be required to form a quorum and they shall have no voting rights, except: (i) if, after Nortel’s third full fiscal year in existence, dividends could be but have not been fully paid on the Series B Preferred Shares; (ii) if Nortel fails to comply with any of the covenants described below, including the covenant to ensure Telecom maintains a ratio, on a pro forma basis, of its total liabilities to net worth of not more than 1.75 to 1; or (iii) upon the occurrence of the events specified in Article 217 or Article 244, fourth paragraph, of the Corporations Law, including the voluntary delisting of securities, certain events of dissolution, change in corporate purpose or duration, transfer of corporate domicile outside of Argentina, repurchase of securities or merger in which Nortel is not the surviving corporation. In the event that the voting rights associated with the Series B Preferred Shares are triggered, each Series B Preferred shareholder will be entitled to exercise one vote per share and will vote together with the holders of Series A Preferred Shares (to the extent the Series A Preferred Shares are entitled to vote) and the common stock as one class, except as to matters related to the election of directors where, as set forth in Article 15 of Nortel’s bylaws, all the preferred shares of Nortel shall vote as a separate class and shall be entitled to elect one Acting and one Alternate director. The voting rights of the holders of Series B Preferred Shares will cease upon the full distribution by Nortel of all previously declared, accrued and unpaid dividends, plus any applicable interest thereon. Furthermore, in those cases where the granting of voting rights to the holders of Series B Preferred Shares would result in a violation of any commitment of Nortel under the Transfer Contract, or any other law or regulation applicable to the holding of a controlling interest by Nortel in Telecom, such voting rights may not be exercised until authorization has been obtained from the appropriate authority. As a result of Nortel’s violation of the covenant contained in the Series B and Series A Preferred Shares, which requires the ratio of Telecom’s total liabilities to shareholders’ equity to be less than 1.75, the Series B Preferred Shares acquired voting rights and, together with the Series A Preferred Shares, have elected Marcelo Villegas as a director.

Series B Preferred Shares represented by Series B ADSs will be voted or caused to be voted by the Depositary in accordance with instructions of the holders of such Series B ADSs. In order for voting instructions to be valid, the Depositary must receive them on or before the date specified in the relevant notice. There is no guarantee that Series B ADS holders will receive voting materials in time to instruct the Depositary to vote.

The Series A Preferred Shares have limited voting rights that in general are similar to the Series B Preferred Shares. The voting rights of the Series A Preferred Shares are triggered if Nortel fails to make the scheduled annual amortization payments on the Series A Preferred Shares. As a result of Nortel’s failure to make the required amortization payments on the Series A Preferred Shares for the years ended December 31, 2002 and 2001, the Series A Preferred shareholders were entitled to elect one director in 2003 and one director in 2002, respectively.

The common stock has full voting rights.

In addition, any person who enters into a voting agreement with other shareholders in a public company must inform the CNV of that voting agreement and must file a copy of that voting agreement with the CNV.

Dividends

Under the Argentine Companies Law, dividends can be lawfully paid and declared only out of the company’s realized and liquid profits subject to the discretion of ordinary shareholders. The board of directors submits to the shareholders for approval at an ordinary meeting of shareholders, the company’s financial statements for the previous fiscal year, together with a report thereon by the board of directors. The shareholders, upon approving the financial statements, determine the allocation of net profits (if any) of the company. The Argentine Companies Law requires Argentine companies to allocate 5% of such net profits to a legal reserve until the amount of such reserve equals 20% of the capital stock of the company. The legal reserve is not available for distribution. The remainder of net profits may be paid as dividends on common stock or retained as a voluntary reserve, contingency reserve or other account, or a combination thereof, all as determined by the shareholders. Dividends may not be paid if the legal reserve has been impaired.

At the annual shareholders’ meetings for the fiscal years ended December 31, 2002 and 2001, held on April 30, 2003 and April 24, 2002, respectively, Telecom’s shareholders’ announced that due to Telecom’s financial condition and results of operations, no dividend payments would be made for the 2002 or 2001 fiscal years, respectively. Consequently, at Nortel’s annual shareholders’ meeting for the fiscal years ended December 31, 2002 and 2001, held on April 30, 2003 and April 25, 2002, respectively, Nortel’s shareholders’ announced that no dividends would be paid for the fiscal years ended December 31, 2002 or 2001, respectively.

Amounts payable to the holders of Series A Preferred Shares are determined pursuant to the terms of issuance of the Series A Preferred Shares. According to the terms of issuance, the Series A Preferred Shares are required to pay a base dividend on the nominal amount outstanding (P$317 million plus CER as of June 2003) prior to the end of May of each year. In addition, for each fiscal year for which net and realized profits are legally available for distribution after providing for payment of the base dividend, holders of Series A Preferred Shares will receive an additional dividend calculated based on a percentage of Telecom’s DROE, if the “DROE” is higher than 10%. DROE is defined pursuant to Argentine GAAP as (i) Telecom’s net distributable income of the fiscal year prior to the declaration of the dividend, divided by (ii) Telecom’s net worth for that fiscal year minus its earnings for that fiscal year. Net worth is defined as the reported value of all capital stock plus (less) accumulated earnings (losses), plus adjustments for inflation and legal reserves, excluding any surplus resulting from future technical revaluations of assets and goodwill. If the DROE is greater than 10% but less than 30%, this percentage is calculated by the following formula: (DROE - 10%) x 25%. If the DROE is 30% or higher, however, this percentage is calculated by the following formula: [(DROE - 30%) x 10%] + 5%.

The Series A Preferred Shares are scheduled to be redeemed in ten equal and consecutive annual installments from February 1998 to February 2007. The redemption payments on the Series A Preferred Shares reduce the amount which would otherwise be available to make dividend payments on Series B Preferred Shares and Nortel common stock.

In respect of any fiscal year, holders of Series B Preferred Shares are entitled to a dividend in an amount equal to 48.96% of the earnings of Nortel legally available for distribution remaining after providing for any dividend and redemption payments (whether scheduled or mandatory) in respect of Series A Preferred Shares. The failure to pay dividends in 2001 and 2002 did not trigger any voting rights with respect to the Series B Preferred Shares because there were no earnings of Nortel legally available for distribution. However, Nortel’s failure to comply with the financial ratio covenant in the Series B Preferred Shares and Series A Preferred Shares did trigger the Series A and B Preferred Shares’ voting rights. See “Voting Rights” above.

The dividends of the Series B Preferred Shares are not cumulative. However, any dividend that is due and payable but is not declared and made available for payment by the end of the fifth calendar month after the close of the respective fiscal year of Nortel will continue to be calculated, denominated and maintained in U.S. dollars and will bear interest from the last day of such calendar month until it is made available for payment to the shareholders, at an annual rate equal to LIBOR. All dividends declared with respect to the Series B Preferred Shares are made available pro rata to the holders entitled thereto. In calculating the amount of the dividend payable in respect of the

Series B Preferred Shares, the earnings of Nortel legally available for distribution are determined in accordance with the Argentine Companies Law.

Meetings of Shareholders

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. Nortel is required to hold an annual ordinary meeting of shareholders in each fiscal year to consider the matters outlined in Article 234 of the Argentine Companies Law and Article 72 of Law 17811 (as amended by Decree No. 677/01), including, but not limited to:

•	approval of Nortel’s financial statements and general performance of the directors for the preceding fiscal year;

•	election, removal and remuneration of directors and members of the Supervisory Committee; and

•	allocation of profits.

Matters which may be considered at these or other ordinary meetings include consideration of the responsibility of directors and members of the Supervisory Committee, as well as capital increases and the issuance of negotiable obligations. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the scope of the ordinary meeting, including amendments to the bylaws, issuances of certain securities that permit profit sharing, anticipated dissolution, merger and transformation from one type of company to another. Shareholders’ meetings may be convened by the Board of Directors or the members of the Supervisory Committee. The Board of Directors or the members of the Supervisory Committee are also required to convene shareholders’ meetings upon the request of any shareholder or group of shareholders holding at least 5% in the aggregate of Nortel’s capital stock. If the Board of Directors or the members of the Supervisory Committee fail to do so, the meeting may be called by the CNV.

Notice of the shareholders’ meeting must be published in the Official Gazette of the Republic of Argentina and in a widely circulated newspaper in Argentina at least twenty days prior to the meeting. In order to attend a meeting, shareholders must submit proper evidence of their ownership of shares via book-entry account held at the Caja de Valores S.A. If so entitled to attend the meeting, a shareholder may be represented by proxy.

The quorum for ordinary meetings consists of a majority stock entitled to vote and resolutions may be adopted by the affirmative vote of a majority of the shareholders present. If no quorum is present at the meeting, a second meeting may be called at which shareholders present, whatever their number, shall constitute a quorum and resolutions may be adopted by a majority of the shareholders present. The quorum for extraordinary meetings is 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, the quorum requirement for the second meeting will be 30% of the stock entitled to vote. In both cases, decisions are adopted by a majority of votes, except for certain fundamental matters such as:

•	mergers and spin-offs, when Nortel is not the surviving entity and the surviving entity is not listed on any stock exchange;

•	anticipated liquidation;

•	change of Nortel’s domicile to outside Argentina;

•	total or partial repayment of capital; or

•	a substantial change in the corporate purpose.

Each of these actions requires a favorable vote of more than 50% of all the stock entitled to vote.

In some of these cases, a dissenting shareholder is entitled to appraisal rights. See “—Memorandum and Articles of Association —Nortel’s Capital Stock—Appraisal Rights.”

In addition, any resolution adopted that affects the rights of one particular class of stock must also be ratified by a special meeting of such class of shareholders governed by the rules for ordinary meetings.

Capital Increase and Reductions

Nortel may increase its capital upon authorization of the shareholders at an ordinary meeting. All capital increases must be registered with the CNV, published in the Official Gazette and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. A voluntary reduction of capital must be approved by an extraordinary meeting of the shareholders and may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or attachment. Reduction is mandatory when losses have exceeded reserves and at least 50% of the stated capital. Nevertheless, the application of the rule of the Argentine Companies Law that establishes the mandatory reduction of capital in this case is suspended until December 10, 2003.

Shares issued in connection with any increase in capital must be divided among the various classes in proportion to the number of shares of each class outstanding at the date of the issuance, provided that the number of shares of each class actually issued may vary based on the exercise of preemptive rights and additional preemptive rights in accordance with the procedure described under “Preemptive Rights.”

Redemption or Repurchase

Nortel’s stock is subject to redemption in connection with a reduction of capital by a majority vote of shareholders at an extraordinary shareholders’ meeting. Nortel may repurchase its stock with retained earnings or available reserves, upon a determination of the board of directors that the repurchase is necessary in order to avoid severe damage to Nortel’s business (subject to shareholder ratification) or in connection with a merger or acquisition or pursuant to the Transparency Decree (up to a maximum of 10% of the Company’s share capital) so long as the Company complies with the requirements and procedures stated therein. In the third case, Nortel must resell the repurchased shares within three years and must give shareholders a preemptive right to purchase such shares. In the first two cases, the repurchased shares must be sold within one year, unless the shareholders extend the term.

Series A Preferred Shares are redeemable. The Series A Preferred Shares are to be redeemed in ten equal annual installments of their subscription price commencing in 1998. The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves. In the case of an accrued and unpaid redemption, said sum shall bear interest as of the scheduled redemption payment date until the date they are made available to shareholders, at LIBOR. Prior to the change in Nortel’s fiscal year end these redemption payments were made prior to the end of February of each year and now will be made prior to the end of May of each year as a result of the change in Nortel’s fiscal year end.

In addition, the Series A Preferred Shares may be subject to mandatory redemption if at any time Telecom Italia and FCR, jointly, sell or cease to own or control directly or indirectly more than 50% of the outstanding common stock of Nortel while any Series A Preferred Shares are outstanding (a “Change in Control”), each holder of Series A Preferred Shares will be entitled to have its Series A Preferred Shares redeemed by Nortel at a price in pesos determined by an international independent appraiser on the basis of the fair value of the Series A Preferred Shares. Such fair value shall be calculated on the basis of the present value on the redemption value date of the scheduled future redemption payments outstanding at that time and the future Base Dividends due on the Series A Preferred Shares through the last of the scheduled redemption dates, discounted annually at a rate of 28.24% per annum, subject to any reductions which in the appraiser’s opinion are appropriate taking into account the actual net worth and condition of Nortel at the time of the mandatory redemption.

Redemption payments (whether scheduled or mandatory) will be made only out of net and realized earnings and/or distributable reserves.

Series B Preferred Shares are not redeemable.

Priority on Liquidation

In the event of early termination, liquidation upon expiration of statutory term of existence or mandatory liquidation of Nortel (collectively, a “Liquidation”), the holders of Series A Preferred Shares shall be entitled to receive (i) accrued and unpaid base dividends and additional dividends and (ii) the subscription price less any previous redemption payments out of the proceeds of the Liquidation prior to the holders of the common stock and the holders of the Series B Preferred Shares ranking junior to the Series A Preferred Shares upon a Liquidation. In the event of a Liquidation, the holders of Series B Preferred Shares shall be entitled to receive the nominal value of their Series B Preferred Shares, but after the holders of Series A Preferred Shares and any other series of preferred stock of Nortel ranking senior to the Series B Preferred Shares have secured their full liquidation preferences. In such event, the holders of Series B Preferred Shares have the preferential right to receive the nominal value of their Series B Preferred Shares before payment of the nominal value of the common stock of Nortel. Amounts remaining after payment of the nominal value of both the Series B Preferred Shares and the common stock will be distributed in the same proportion established for dividend distributions. If upon any Liquidation, the amount payable with respect to the Series B Preferred Shares is not paid in full, the holders thereof will share equally and ratably with the holders of any series of preferred stock of Nortel ranking equally to the Series B Preferred Shares in proportion to the full liquidation preferences to which each is entitled.

Conflicts of Interest

A shareholder that votes on a business transaction in which its interest conflicts with that of Nortel may be liable for damages under Argentine law, but only if the transaction would not have been approved without its vote. See Item 3: “Key Information—Risk Factors—Risk Factors Relating to Investing in Argentine Companies—Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires.”

Preemptive Rights

Under Argentine law, holders of Nortel’s ordinary shares of any given class have preferential or preemptive rights, proportional to the number of shares owned by each holder, to subscribe for any shares of capital stock of the same class as the shares owned by the shareholder or for any securities convertible into such shares issued by Nortel.

In the event of an increase in capital, shareholders of Nortel of any given class have a preemptive right to purchase any issue of shares of such class in an amount sufficient to maintain their proportionate ownership of Nortel’s capital stock. For any shares of a class not preempted by any holder of that class, the remaining holders of the class will assume pro rata the non-preempting shareholders’ preemptive rights. Pursuant to the bylaws, if any Class A or Class B shares of common stock are not preempted by the existing holders of each such class, the other class of common stock may preempt such class, subject to approval by the regulatory authorities. Preemptive rights must be exercised within 30 days following the time when notices to the shareholders of their opportunity to preempt the capital increase are published for three days in the Official Gazette of the Republic of Argentina and a widely circulated newspaper in Argentina.

Pursuant to the Argentine Companies Law, preemptive rights could only be restricted or suspended in certain particular and exceptional cases by a resolution of an extraordinary meeting of shareholders when required in the interest of the Company.

If new ordinary shares are issued by Nortel, each holder of Series B Preferred Shares shall have the opportunity to subscribe for such number of additional Series B Preferred Shares necessary to preserve such holder’s participation in the earnings of Nortel and the liquidation value of the Series B Preferred Shares held by such holder prior to the new issuance of ordinary shares. See Item 3: “Key Information—Risk Factors—Risk Factors Relating to Nortel—Holders of Series B ADSs may not be able to exercise their preemptive rights should Nortel issue additional shares of common stock.”

Appraisal Rights

Whenever certain extraordinary resolutions are adopted at shareholders’ meetings such as a merger of Nortel into another entity, a change of corporate purpose, transformation from one type of corporate form to another, or Nortel’s shares cease to be traded publicly, any shareholder dissenting from the adoption of any such resolution may withdraw from Nortel and receive the book value per share determined on the basis of Nortel’s annual financial statements (as approved by the annual common shareholders’ meeting), provided that the shareholder exercises its appraisal rights within five days following the meeting at which the resolution was adopted in the case of a dissenting shareholder. This right must be exercised within 15 days following the meeting if the shareholder was absent and can prove that he was a shareholder on the day of the meeting. In the case of a merger of Nortel or a spin-off of Nortel, no appraisal rights may be exercised if the shares to be received were publicly traded shares.

Appraisal rights are extinguished if the resolution is subsequently overturned at another shareholders’ meeting held within sixty days of the expiration of the time period during which absent shareholders may exercise their appraisal rights.

Payment on the appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted. If the resolution was to cease to publicly offer Nortel’s stock, the payment period is reduced to sixty days from the date of the resolution.

Notwithstanding the foregoing, should the Company decide to cease trading its shares publicly, pursuant to Section 31 of Decree No. 677/01, a tender offer by the Company must be conducted prior to the exercise of appraisal rights by any shareholder.

Covenants of Series A Preferred Shares and Series B Preferred Shares

Nortel has agreed to the following covenants, unless waived by the holders of two-thirds of the outstanding nominal amount of the Series A Preferred Shares or Series B Preferred Shares, respectively, expressed at a special shareholders’ meeting of the class:

(i) not to issue any additional Series A Preferred Shares or, as applicable, Series B Preferred Shares except to satisfy preemptive rights or as a free payment to existing holders to capitalize reserves, revaluation surpluses or similar concepts;

(ii) to annually apply all cash derived from earnings legally and financially available for the payment of shareholder dividends and, when required, the redemption of Series A Preferred Shares or, as applicable, Series B Preferred Shares;

(iii) not to permit Telecom to merge or consolidate with or into, or sell, lease or convey all or substantially all of its assets (whether in one transaction or a series of transactions) to any other entity, except a merger in which Telecom is the surviving corporation;

(iv) not to create, incur, assume, guarantee or otherwise become liable with respect to or responsible for the payment of, any Indebtedness (not including accounts payable or other indebtedness to trade creditors in the ordinary course of business) other than the Series A Notes, the Series B Notes, any Indebtedness the proceeds of which are used to pay interest on the Series A Notes or the Series B Notes or to pay dividends to the holders of the Series A Preferred Shares, Indebtedness in an aggregate principal amount not to exceed U.S. $50,000,000 (or the equivalent thereof) at any one time outstanding, guarantees of the indebtedness of Telecom or Indebtedness to any subsidiary in which Nortel owns directly or indirectly more than 50% of the capital stock and has the power in ordinary circumstances to elect at least a majority of the Board of Directors, managers or syndics;

(v) not to sell, transfer, assign or otherwise dispose of, or pledge, hypothecate or otherwise encumber any shares of voting common stock of Telecom (except as required under the Transfer Contract), unless after giving effect to such transaction, more than 50% of the Telecom common stock shall be owned directly or indirectly by Nortel free of any lien;

(vi) not to permit Telecom to create, incur, assume, guarantee or otherwise become liable with respect to or responsible for the payment of, any Indebtedness (as defined above in (iv)), if, as a result thereof, the ratio, on a pro forma basis, of the total liabilities of Telecom to its net worth would exceed 1.75 to 1;

(vii) with certain exceptions, not to, and not to permit any subsidiary to, assume any encumbrance that restricts its ability to pay dividends or other distributions on its capital stock or indebtedness, make loans to Nortel or its subsidiaries, or transfer any of its property to Nortel or any of its subsidiaries;

(viii) to provide certain financial statements and documents to holders of Series A and Series B Preferred Shares and certain reports filed with the Securities and Exchange Commission in English to holders of Series B Preferred Shares; and

(ix) not to consolidate with, or merge with or into, or sell or convey all or substantially all of its assets in one transaction or a related series of transactions to any other entity, other than a merger in which Nortel is the surviving corporation.

Under the terms and conditions of the Series A and Series B Preferred Shares, failure to comply with the above mentioned covenants will result in both the Series A and Series B Preferred Shares acquiring voting rights. See “Voting Rights”.

Acquisitions of 5% or More of the Voting Stock of a Public Company

Under Argentine law, any person acquiring 5% or more of the voting stock of a public company must inform the CNV in writing of the acquisition of such voting stock. Additionally, such person must inform the CNV in writing of each additional acquisition of 5% of the voting stock of that particular company, until such person acquires control of that company.

Limitations on Foreign Investment in Argentina

Under the Argentine Foreign Investment Law, as amended (the “FIL”), the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments generally are unrestricted. However, foreign investments in certain industries, such as broadcasting, are restricted as to percentage. No approval is necessary to purchase the Series B Preferred Shares. The FIL does not limit the right of non-resident or foreign owners to hold or vote the Series B Preferred Shares, and there are no restrictions in the Company’s bylaws limiting the rights of non-residents or non-Argentines to hold or to vote the Company’s Series B Preferred Shares.

Change of Control

Article Four of the Company’s bylaws provides that neither Telecom Italia nor FCR shall jointly reduce their ownership interest in Nortel below 51% of the voting capital stock without the prior authorization of the Regulatory Bodies. In addition, pursuant to the List of Conditions, each of Telecom Italia and FCR is required to maintain ownership of at least 15% of the common stock of Nortel. In no case Telecom Italia and FCR shall reduce such ownership interest without the prior authorization of the Regulatory Bodies. Article Four of Nortel’s bylaws provides an identical restriction. This provision may have the effect of delaying, deferring or preventing a change in control of the Company and would operate with respect to a merger, acquisition, or corporate restructuring involving the Company. See Item 7: “Major Shareholders and Related Party Transactions—Major Shareholders” in the Telecom Form 20-F, included as an exhibit hereto. See Exhibit 12.3.

Under Decree No. 677/01 and General Resolution 401/02 of the CNV, a party that wishes to obtain either a majority or significant equity ownership interest in a corporation must offer the same price offered to the majority shareholder to all of the corporation’s shareholders. This regulation applies to all Argentine corporations with listed securities unless the corporation’s shareholders specifically vote not to adopt the regime, in which case the corporation is required to publicly disclose that its shareholders have voted not to be subject to the regime. On April 30, 2003, Nortel’s shareholders voted not to adopt the regime established by Decree No. 677/01 and General Resolution 401/02 (“Sociedad no adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria”).

Corporate Code of Conduct and Ethics

The Company has developed a Corporate Code of Conduct and Ethics which has been approved by its Board of Directors. See Exhibit 12.2 of this annual report on Form 20-F.

MATERIAL CONTRACTS

For information regarding the Shareholders’ Agreement, see Item 7: “Major Shareholders and Related Party Transactions—Shareholders’ Agreements.”

EXCHANGE CONTROLS

The information contained under Item 10: “Additional Information—Exchange Controls” in the Telecom Form 20-F included as an exhibit hereto, is hereby incorporated by reference to this Item 10. See Exhibit 12.3.

TAXATION

Argentine Taxes

The following summary of certain Argentine tax matters is based upon the advice of Allende & Brea and M&M Bomchil, Argentine counsel to the Company. It is based upon the tax laws of Argentina, and regulations thereunder, in effect as of the date of this annual report on Form 20-F and is subject to any subsequent change in Argentine laws and regulations which may come into effect after such date.

As used herein, a “U.S. Holder” is a beneficial owner of Series B ADSs, Series B Preferred Shares, Series A Preferred Shares or Ordinary Shares that is not a resident in Argentina, under Argentine law and that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a United States domestic corporation or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Taxation of Dividends

Pursuant to Argentine Law 25,063 passed by the Argentine Congress on December 7, 1998, dividends of cash, property or capital stock of Nortel on the Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares are in general exempt from Argentine withholding tax and other taxes. Nevertheless, under such law, a corporation that makes a distribution of dividends to its shareholders in excess of the amount of its accumulated income at the close of the previous taxable year, as determined by application of the Argentine Income Tax Law (the “Income Tax Law”), shall have to withhold a 35% tax from such excess. For purposes of this rule, the amount of income to be considered shall be determined by (i) deducting from taxable income (calculated under the general rules of the Income Tax Law) the income tax paid by the Company during the fiscal year in which the profits that are being distributed were earned and (ii) adding the dividends and profits received as distributions from other corporations not subject to tax. If the distribution is in kind, then the corporation must pay the tax to the tax authorities and will be entitled to seek reimbursement from the shareholders.

Taxation of Capital Gains

Capital gains earned by a U.S. Holder from the sale, exchange or other disposition of such securities are not subject to Argentine tax.

Tax on Personal Property

Pursuant to the Argentine Personal Assets Tax Law (the “Tax Law”), the following persons are subject to an annual tax on certain assets, which is levied at a rate of 0.50% or 0.75% taking into consideration if the value of such assets as of December 31 of each year is equal to or higher than P$200,000, respectively (the “Personal Assets Tax”): (i) individuals domiciled in Argentina for assets located in Argentina and abroad and (ii) individuals domiciled outside of Argentina for assets located in Argentina. For purposes of the Tax Law, the Series B ADSs, the Series B Preferred Shares, the Series A Preferred Shares and Ordinary Shares will be considered as assets located in Argentina.

Though as a rule the Tax Law does not explicitly apply to legal entities domiciled outside Argentina, pursuant to Argentine Law 25,585 passed by the Argentine Congress and published in the Official Gazette on May 15, 2002, the tax corresponding to the shares of stock corporations, such as the Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares, or equity interests in companies regulated by the Argentine Companies Law 19,550, as amended, and whose holders are individuals and/or undivided estates domiciled within the country or in a foreign country, and/or companies and/or any other legal entity located in a foreign country, shall be assessed and paid by the corresponding Argentine company issuer of the shares, such as Nortel, unless the corresponding tax treaty does not grant taxing rights to Argentina.

The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity arising from the last balance sheet of the company at December 31. The minimum exempted of P$102,300 shall not be applicable. The tax so paid shall be considered as a definitive payment.

Pursuant to the above mentioned, it is presumed—without the right to rebut such presumption—that shares of stock corporations, such as the Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares, and/or equity interests of companies regulated by Argentine Companies Law 19,550, as amended, whose holders are companies, any other legal entities, enterprises, permanent establishments, trusts, and exploitations, domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

The companies in charge of the tax payment, such as Nortel, have the right to obtain the refund of the amounts paid, even by holding and/or foreclosing the property that originated the payment.

The amendment set forth by Law 25,585 applies as of December 31, 2002.

Therefore, Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares held by individuals, irrespective of their place of residence, and legal entities domiciled outside of Argentine will be subject to this tax which, as mentioned above, shall be paid by Nortel on behalf of such holders of Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares. As of the date of this annual report no effective procedure has been developed which would allow the Company to collect from its shareholders the amount of this tax paid by the Company on their behalf. No assurances can be made that Nortel will be successful in the collection of the refunds from the holders of Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares. It is possible that said payments of the tax on behalf of such holders will result in losses for Nortel and, in practical terms, constitute an additional expense for Nortel.

Value-Added Tax

The sale or disposition of Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares is not subject to the value-added tax.

Other Taxes

There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of Series B ADSs, Series B Preferred Shares, Series A Preferred Shares or Ordinary Shares. There are no Argentine stamp, issue, registration or similar taxes or duties payable by holders of Series B ADSs, Series B Preferred Shares, Series A Preferred Shares or Ordinary Shares.

Deposit and Withdrawal of Class B Preferred Shares in Exchange for Series B ADSs

No Argentine tax is imposed on the deposit or withdrawal of Class B Preferred Shares in exchange for Series B ADSs.

Tax Treaties

Argentina has entered into tax treaties with several countries. There is currently no income tax treaty or convention in effect between Argentina and the United States.

United States Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax consequences of the acquisition, ownership and disposition of Series B ADSs or Series B Preferred Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire such securities. The summary applies only to persons that hold Series B ADSs or Series B Preferred Shares as capital assets for tax purposes and does not address the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding Series B ADSs or Series B Preferred Shares as part of a hedge, straddle or conversion transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax;

•	tax-exempt organizations;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

•	persons holding Series B ADSs or Series B Preferred Shares that own or are deemed to own more than 10% of any class of Nortel stock.

This summary is based upon the tax laws of the United States, including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. As mentioned above, there is currently no income tax treaty or convention in effect between Argentina and the United States. Prospective purchasers of the Series B ADSs or Series B Preferred Shares should consult their own tax advisors as to the United States, Argentine or other tax consequences of the purchase, ownership and disposition of such securities in their particular circumstances, including the effect of any state or local tax laws.

In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms.

As used herein, the term “U.S. Holder” means a beneficial owner of Series B ADSs or Series B Preferred Shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

For U.S. federal income tax purposes, holders of Series B ADSs will be treated as the owners of the underlying Series B Preferred Shares.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the analysis of the creditability of Argentine taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

Taxation of Distributions

To the extent paid out of current or accumulated earnings and profits of Nortel (as determined in accordance with U.S. federal income tax principles), distributions made with respect to Series B ADSs or Series B Preferred Shares will be included in the income of a U.S. Holder as ordinary dividend income. Under recently enacted legislation, dividends received by noncorporate U.S. Holders on Series B ADSs or Series B Preferred Shares may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. U.S. Holders should consult their own tax advisors regarding the implications of this new legislation in their particular circumstances. The amount of this dividend will include any amounts withheld by us or our paying agent in respect of Argentine taxes. Such dividends will be treated as foreign source dividend income to you and will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code. To the extent that a distribution exceeds Nortel’s current and accumulated earnings and profits, it will be treated as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the Series B ADSs or Series B Preferred Shares, and thereafter as capital gain. The amount of the distribution will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of Series B ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source income or loss. You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.

Sale and Other Dispositions of Series B ADSs or Series B Preferred Shares

Gain or loss realized by a U.S. Holder on (i) the sale or exchange of Series B ADSs or Series B Preferred Shares or (ii) the Depositary’s sale or exchange of Series B Preferred Shares received as distributions on the Series B ADSs will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the Series B ADSs or Series B Preferred Shares and the amount realized on the disposition. Gain or loss, if any, will be U.S. source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the U.S. federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and capital losses, the deductibility of which is subject to limitations.

Deposits and withdrawals of Series B Preferred Shares in exchange for Series B ADSs will not result in taxable gain or loss for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to the information reporting requirements of the Code. Such dividends and sales proceeds may also be subject to backup withholding unless the U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number on a properly completed Form W-9 or a substitute form and certifies that no loss of exemption from backup withholding has occurred and that such holder is a U.S. person. Any amount withheld under these rules will be creditable against the U.S. Holder’s federal income tax liability. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to certain penalties.

DOCUMENTS ON DISPLAY

Nortel files annual and special reports and other information with the SEC. You may read and copy any document that Nortel files at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect Nortel’s filings at the regional offices of the SEC located at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604 and 233 Broadway, New York, New York 10279.

You may request a copy of these filings by writing or telephoning the offices of Nortel, Alicia Moreau de Justo 50, (C1107AAB) Buenos Aires, Argentina. Nortel’s telephone number is 011-54-11-4968-3631.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information contained under Item 11: “Quantitative and Qualitative Disclosures About Market Risk” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated by reference to this Item 11. See Exhibit 12.3.

Nortel is exposed to interest rate risk relating to the Series A Preferred Shares. Nortel is also exposed to market risk related to Telecom. At December 31, 2002 Nortel was not party to any derivative financial instruments.

Market Risk Associated with Series A Preferred Shares. As a result of Telecom’s decision not to pay dividends in respect of the 2001 and 2002 fiscal years, Nortel did not make the required amortization payments on the Series A Preferred Shares in 2002 and 2003. These accrued and unpaid redemption and dividend amounts bear interest at LIBOR. Nortel estimates that a change in the LIBOR rate of 100 basis points will result in a change of approximately P$1 million in the Company’s payment obligations.

In addition to the risk relating to LIBOR rates, pursuant to Decree No. 214/02, the amounts payable on the Series A Preferred Shares is adjusted by CER to reflect inflation. The unpaid dividends and outstanding redemption payments on the Series A Preferred Shares have been “pesified” at the exchange rate of P$1.00=US$1.00. Decree 214/02 provides that payment obligations that were converted into pesos will be adjusted to reflect inflation by applying a reference stabilization rate, referred to as CER. This rate, which is designed to reflect the evolution of the consumer price index published by the Argentine INDEC (Instituto Nacional se Estadistaicas y Censos), is published monthly by the Argentine Central Bank. For the twelve months ended December 31, 2002 the impact of the CER adjustment was P$145 million. See Note 9 to our consolidated financial statements included in Item 18 of this annual report.

Telecom Market Risk. Nortel is also subject to market risk applicable to Telecom. Telecom is exposed to market risk, including changes in foreign exchange rates and interest rates relating to its outstanding financial indebtedness, in the normal course of its business.

At December 31, 2002, 53% of Telecom’s consolidated debt obligations were issued at a fixed interest rate. The remainder of Telecom’s outstanding debt exposure is set at variable interest rates, principally related to changes in LIBOR. Debt obligations with variable interest rates are mainly based on LIBOR plus specified margins.

Telecom’s results of operations are very susceptible to changes in the peso/dollar and peso/euro exchange rates because the primary assets and revenues of Telecom are denominated in pesos while substantially all of Telecom’s liabilities are denominated in dollars or euros.

At December 31, 2002, a substantial majority of Telecom’s consolidated debt obligations (approximately 99%) were issued in currencies other than the Argentine peso. Approximately 49% of the obligations at December 31, 2002 were issued in US dollars, approximately 45% were issued in Euros (or predecessor currencies) and approximately 5% were issued in Japanese yen.

At December 31, 2002 Telecom was not party to any derivative financial instruments. Telecom terminated all outstanding interest rate and currency swap contracts during 2002.

At December 31, 2002, Telecom also had certain investments in bonds issued by the Argentine government and Argentine provinces. The book value of these investments as of that date is P$233 million.

For additional information see Item 11: “Quantitative and Qualitative Disclosure About Market Risk” in the Telecom Form 20-F included as an exhibit to this Form 20-F and incorporated by reference herein.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As a consequence of the continuing devaluation and volatility of the peso, lower net cash flows being generated in the current economic environment in Argentina and the uncertain timetable for resolving discussions with the Argentine government concerning adjustment of regulated rates, on April 2, 2002, Telecom announced the suspension of principal payments on its outstanding financial indebtedness as well as the outstanding financial indebtedness of its Argentine subsidiaries and on June 24, 2002, Telecom announced the suspension of interest payments on their outstanding financial indebtedness. In accordance with these announcements, Telecom and its Argentine subsidiaries have failed to make an aggregate of approximately US$1.4 billion of scheduled principal and interest payments as of June 20, 2003.

As a result of the developments referred to above, Telecom has defaulted in respect of its outstanding financial indebtedness. The aggregate principal amount of Telecom and its subsidiaries’ outstanding debt as of June 20, 2003 was approximately US$3 billion. Telecom’s and its subsidiaries’ indebtedness generally consists of loan agreements and publicly traded debt securities denominated in various currencies.

Telecom and its subsidiaries have received notices of default or of events of default from certain creditors, as well as notices of the acceleration of portions of their financial indebtedness.

At Telecom’s annual shareholders’ meetings for the years ended December 31, 2002 and 2001 held on April 30, 2003 and April 24, 2002, respectively, the shareholders decided that because of Telecom’s financial condition and results of operations, Telecom would not pay dividends for the years ended December 31, 2002 and December 31, 2001, respectively. See Item 8: “Financial Information—Dividend Policy”. Consequently, at Nortel’s annual shareholder meetings for the years ended December 31, 2002 and 2001 held on April 30, 2003 and April 25, 2002, respectively, Nortel’s shareholders decided that the P$19 million and P$19 million, respectively, in dividend payments required to be paid to the Series A Preferred Shareholders would not be paid and the P$55 million and P$55 million, respectively, of required Series A amortization would not occur. Nortel’s failure to pay the Series A amortization gave the holders of the Series A Preferred Shares the right to exercise their voting rights and appoint a member of Nortel’s board of directors.

Since March 2002 Nortel has failed to comply with the financial ratio covenant contained in the Series A and Series B Preferred Shares. As a result of Nortel’s failure to comply with the covenant, the holders of the Series A and Series B Preferred Shares have the right to elect one director. Accordingly, the Series A and Series B shareholders have elected Marcelo Villegas to the board of directors.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

The Company’s General Manager and Sole Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-14(c) and 15-d-14(c)) as of a date (the “Evaluation Date”) within 90 days of the filing date of this annual report on Form 20-F, has concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to her by others within those entities.

Changes in internal controls

There were no significant changes in the Company’s internal controls or, to the knowledge of the Company’s General Manager and Sole Officer, in other factors that could significantly affect the Company’s internal controls subsequent to the Evaluation Date.

ITEM 16.	[RESERVED]

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-98.

The following financial statements are filed as part of this Form 20-F:

Nortel Inversora SA:

ITEM 19.	EXHIBITS

Exhibits

1.1	Estatutos (Restated bylaws) of Nortel which include its corporate charter (English translation).

2.1	Form of Deposit Agreement (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).

2.2	Terms of Issuance of the Series B Preferred Shares, together with an English translation (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).

4.1	Amended and Restated Shareholders’ Agreement between STET Societá Finanziaria Telefonica p.a., and France Cables et Radio S.A. (incorporated by reference to Exhibit 10.9 to Telecom’s registration statement on Form F-1 (No. 33-98258)).

4.2	Amendment to the Amended and Restated Shareholders’ Agreement dated August 12, 1999 (incorporated by reference to Exhibit 4.2 to Nortel’s annual report on Form 20-F/A for 2000).

8.1	List of Subsidiaries.

12.1	Certification of the General Manager and sole officer of Nortel Inversora S.A. pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code.

12.2	Corporate Code of Conduct and Ethics of Nortel (English translation).

12.3	Annual report on Form 20-F, dated June 30, 2003, for the year ended December 31, 2002, of Telecom Argentina STET-France Telecom S.A. filed by Telecom (No. 1-13464).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

By:	/s/ MARIA ELVIRA COSENTINO
	Name:	Maria Elvira Cosentino
	Title:	General Manager and Sole Officer of Nortel

Dated: June 30, 2003

CERTIFICATION

I, Maria Elvira Cosentino, certify that:

1.	I have reviewed this annual report on Form 20-F of Nortel Inversora S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5.	I have disclosed, based on my most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date : June 30, 2003

/s/ Maria Elvira Cosentino
Maria Elvira Cosentino General Manager and Sole Officer

NORTEL INVERSORA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2002

NORTEL INVERSORA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2002, 2001 AND 2000

$ : Argentine peso

US$ : U.S. dollar

$3.37 = US$1

NORTEL INVERSORA S.A.

REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of Nortel Inversora S. A. (“Nortel” or the “Company”) as of December 31, 2002 and 2001 and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Telecom Personal S.A. (“Telecom Personal”), an indirect majority-owned subsidiary of the Company, which statements reflect total assets of Ps. 2,951 million and Ps. 3,288 million at December 31, 2002 and 2001, respectively, and total revenues of Ps. 1,028 million and Ps. 1,741 millions for the years then ended, respectively. Those statements were audited by other auditors whose report, which has been furnished to us, included an explanatory paragraph regarding the existence of substantial doubt about Telecom Personal’s ability to continue as a going concern. Our opinion, insofar as it relates to data included for Telecom Personal, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nortel at December 31, 2002 and 2001 and the consolidated results of its operations and its cash flows for the years ended December 31, 2002 and 2001 in conformity with generally accepted accounting principles applicable to consolidated financial statements in the City of Buenos Aires, Argentina.

The accompanying financial statements have been prepared assuming that the Company and its majority-owned subsidiary Telecom Argentina Stet-France Telecom S. A. (“Telecom”) will continue as a going concern. As more fully described in Notes 3, 13 and 14, Telecom’s revenues are denominated and collected in Argentine pesos while the majority of the Telecom’s short and long-term debt obligations are denominated in US dollars and other foreign currencies. The devaluation of the Argentine peso, which occurred in 2002, had a significant effect on the equivalent value of this debt in pesos. The Company was also negatively impacted by the overall economic situation in Argentina as described in Note 3. In addition, as discussed in Note 14, during 2002 Telecom’s Board of Directors suspended payments of the principal and interest of the Telecom’s and its Argentine majority-owned subsidiaries’ financial debt. This suspension of payments resulted in an event of default in 2002 that results in the creditors’ ability to accelerate payment of the debt. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 14. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected consolidated shareholder’s equity as of December 31, 2002 and 2001 and the consolidated results of operations for the years then ended, to the extent summarized in Note 20 of the Notes to the consolidated financial statements.

As discussed in Note 4.1 of the Notes to the consolidated financial statements, Nortel adopted new accounting standards in 2002 related to accounting principles generally accepted in Argentina.

Pistrelli, Henry Martin y Asociados S.R.L.

Member of Ernst & Young Global

Aldo Carugati (Partner)

Buenos Aires, Argentina

March 10, 2003 (except for

Note 22 b), as to which the date is June 9, 2003).

NORTEL INVERSORA S.A.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Nortel Inversora S.A.

In our opinion, the accompanying consolidated statements of income, of cash flows and of changes in shareholders’ equity, present fairly, in all material respects, the results of operations and cash flows of Nortel Inversora S.A. and its subsidiaries for the twelve month period ended December 31, 2000, in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion.

Accounting principles generally accepted in Argentina vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for the twelve month period ended December 31, 2000 and the determination of consolidated shareholders’ equity at December 31, 2000, to the extent summarized in Note 20 to the consolidated financial statements.

Buenos Aires, Argentina

March 28, 2001

PRICE WATERHOUSE & CO.

by Juan C. Grassi (Partner)

NORTEL INVERSORA S.A.

CONSOLIDATED BALANCE SHEETS (see Note 4.1.c)

	In million of Argentine constant pesos (Notes 4.1.d)
At December 31,	2002	2001
ASSETS
CURRENT ASSETS
Cash and banks (Note 5.a)	89	128
Investments (Note 5.b)	1,336	345
Trade accounts receivable (Note 5.c)	596	1,479
Other receivables (Note 5.d)	76	633
Inventories (Note 5.e)	12	48
Other assets (Note 5.f)	3	13

Total current assets	2,112	2,646

NON-CURRENT ASSETS
Trade accounts receivable (Note 5.g)	1	8
Other receivables (Note 5.h)	138	117
Investments (Exhibit C)	59	118
Fixed assets (Exhibit A)	9,618	10,535
Intangible assets (Exhibit B)	937	1,033
Goodwill (Note 5.i)	2	10

Total non-current assets	10,755	11,821

TOTAL ASSETS	12,867	14,467

LIABILITIES
CURRENT LIABILITIES
Accounts payable (Note 5.j)	391	1,071
Debt (Note 8)	11,053	2,533
Compensation and social benefits payable (Note 5.k)	61	133
Taxes payable (Note 5.l)	119	186
Other liabilities (Note 5.m)	42	58
Reserves (Exhibit E)	9	14

Total current liabilities	11,675	3,995

NON-CURRENT LIABILITIES
Accounts payable (Note 5.n)	—	24
Debt (Note 8)	144	4,559
Compensation and social benefits payable (Note 5.o)	29	83
Taxes payable (Note 10)	—	454
Other liabilities (Note 5.p)	29	28
Reserves (Exhibit E)	141	131

Total non-current liabilities	343	5,279

TOTAL LIABILITIES	12,018	9,274
Minority interest	368	2,363
Temporary differences from traslation	36	—
SHAREHOLDERS’ EQUITY (according to Statement of changes)	445	2,830

TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	12,867	14,467

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Christian Chauvin

President

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS (see Notes 4.1.c and 4.1.f)

	In million of Argentine constant pesos (Note 4.1.d)
Fiscal years/twelve month period ended December 31,	2002	2001	2000
Net sales (Notes 5.q and 18)	3,983	7,004	7,349
Cost of services provided (Exhibit F)	(2,872)	(3,598)	(3,655)

Gross profit	1,111	3,406	3,694
Administrative expenses (Exhibit H)	(283)	(539)	(559)
Sales expenses (Exhibit H)	(1,034)	(1,970)	(1,940)

Operating profit (loss)	(206)	897	1,195
Equity losses from related companies (Note 5.r)	(23)	(6)	(2)
Depreciation of goodwill (Note 5.s)	(10)	(18)	(15)
Financial and holding results (Notes 5.t and 18)	(5,262)	(503)	(424)
Other expenses, net (Note 5.u)	(173)	(129)	(105)
Unusual losses (Note 5.v)	—	(33)	—

Net income (loss) before income tax and minority interest	(5,674)	208	649
Income tax (Note 10)	1,294	(111)	(316)
Minority interest	1,995	(44)	(149)

Net income (loss)	(2,385)	53	184

Net income (loss) per share	(231.76)	1.11	12.78

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Christian Chauvin

President

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the fiscal years ended December 31, 2002 and 2001 and for the twelve month period ended December 31, 2000 (see Notes 4.1.c and 4.1.f))

(In million of Argentine constant pesos—Note 4.1.e)

Concept	Shareholders’ contributions					Earnings			Total Shareholders’ equity
	Capital Stock		Adjustment to capital Stock	Contributions not capitalized	Total	Legal Reserve	Unappropriated retained Earnings	Total
	Ordinary shares Outstanding	Preferred shares		Share issue premiums(1)
Balance at January 1, 2000	53	27	127	1,034	1,241	136	1,482	1,618	2,859
Adjustment to the results of previous years (see Note 4.1.c)	—	—	—	—	—	—	—	—	—

Adjusted balance at January 1, 2000	53	27	127	1,034	1,241	136	1,482	1,618	2,859
Net income (see Note 4.1.d)	—	—	—	—	—	—	184	184	184

Balance at December 31, 2000	53	27	127	1,034	1,241	136	1,666	1,802	3,043
Redemption of shares on January 26, 2001 approved by the Shareholders’ Annual Ordinary and Extraordinary Meeting held on January 19, 2001	—	(1)	(2)	(117)	(120)	—	—	—	(120)
As approved by the Shareholders’ Annual Ordinary and Extraordinary Meeting held on January 19, 2001
Legal reserve	—	—	—	—	—	21	(21)	—	—
Cash dividends	—	—	—	—	—	—	(103)	(103)	(103)
Redemption of shares on May 4, 2001 approved by the Shareholders’ Annual Ordinary and Extraordinary Meeting held on April 26, 2001	—	(1)	(1)	(28)	(30)	—	—	—	(30)
As approved by the Shareholders’ Annual Ordinary and Extraordinary Meeting held on April 26, 2001
Legal reserve	—	—	—	—	—	2	(2)	—	—
Cash dividends	—	—	—	—	—	—	(13)	(13)	(13)
Net income (see Note 4.1.d)	—	—	—	—	—	—	53	53	53

Balance at December 31, 2001	53	25	124	889	1,091	159	1,580	1,739	2,830
As approved by the Shareholders’ Annual Ordinary Meeting held on April 25, 2002
Legal reserve	—	—	—	—	—	2	(2)	—	—
Net loss (see Note 4.1.d)	—	—	—	—	—	—	(2,385)	(2,385)	(2,385)

Balance at December 31, 2002	53	25	124	889	1,091	161	(807)	(646)	445

(1)	Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Christian Chauvin

President

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (see Notes 4.1.c and 4.1.f))

	In million of Argentine constant pesos (Note 4.1.d)
Fiscal years/twelve month period ended December 31,	2002	2001	2000
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES
Net income (loss)	(2,385)	53	184
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Bad debts expense and allowances for other receivable	195	563	334
Depreciation of fixed assets	1,965	1,677	1,584
Amortization of intangible assets	110	133	116
Equity losses from related companies	23	6	2
Depreciation of goodwill	10	18	15
Results from translation	4	—	—
Materials usage	47	65	81
Fixed asset disposals	54	7	24
Reserves	100	39	46
Interest and other financial expenses	4,534	560	456
Termination benefits	3	(13)	(17)
Minority interest	(1,995)	44	149
Income tax	(1,294)	(122)	39
Net decrease (increase) in assets	978	(214)	(441)
Net decrease in liabilities	(689)	(399)	(36)

Total cash flows provided by operating activities	1,660	2,417	2,536

CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
Acquisition of investments and related intangible assets	—	—	(15)
Fixed asset acquisitions	(387)	(1,148)	(1,501)
Intangible asset acquisitions	(24)	(253)	(298)
Investments not considered as cash or cash equivalents	101	(7)	436

Total cash flows used for investing activities	(310)	(1,408)	(1,378)

CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
Debt proceeds	18	1,582	2,519
Repayment of debt	(42)	(1,462)	(2,457)
Payment of interest and related expenses	(443)	(959)	(747)
Dividends paid	—	(116)	(57)
Dividends paid to minority shareholders of Telecom	—	(207)	(122)
Redemption of Class “A” preferred shares	—	(150)	—

Total cash flows provided by (used for) financing activities	(467)	(1,312)	(864)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	883	(303)	294
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	441	744	450

CASH AND CASH EQUIVALENTS AT YEAR/PERIOD END	1,324	441	744

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Notes 6 and 18 provide additional information regarding the Consolidated statements of cash flows.

Christian Chauvin

President

NORTEL INVERSORA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(*)

For the fiscal years ended December 31, 2002 and 2001 and for the twelve month period ended December 31, 2000 (see Notes 4.1.c and 4.1.f)

(Amounts in million of Argentine constant pesos or as otherwise indicated—Note 4.1.d)

INDEX

Note No	Concept
Glossary of terms

1	Company operations

2	Regulatory framework of Telecom

3	Devaluation of the peso and the conversion into pesos of the tariffs of public services: its impact on the economic and financial situation of Telecom Group

4	Bases of presentation and summary of significant accounting policies

5	Details of principal consolidated financial statement captions

6	Supplementary consolidated cash flow information

7	Transactions and balances with related companies and parties as defined under Law Nº 19550 Section 33

8	Debt

9	Capital stock

10	Income tax: adoption of the deferral method

11	Capital leases

12	Commitments and contingencies

13	Renegotiation of contracts of Telecom with the public administration

14	Suspension of payments of financial debt of the Telecom Group

15	Causes of mandatory reduction of capital stock

16	Consolidated information by business segment

17	Consolidated quarterly information

18	Relevant additional information

19	Unconsolidated information

20	Differences between Argentine and U.S.GAAP

21	Restrictions on unappropriated retained earnings

22	Events subsequent to December 31, 2002

(*)	Conventionally, the definitions used in these consolidated financial statements are included in the Glossary of terms.

NORTEL INVERSORA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GLOSSARY OF TERMS

The following definitions are not intended as technical definitions, but to assist the reader to understand certain terms as used in the Company’s financial statements.

The Company/Nortel	Nortel Inversora S.A.

Telecom Argentina/Telecom	Telecom Argentina Stet-France Telecom S.A.

Telecom Group/Group	Economic group formed by Telecom and its controlled companies.

ENTel	Empresa Nacional de Telecomunicaciones, which had provided public telecommunication services in Argentina until its privatization.

SC	The Argentine Secretary of Communications.

SBT	Basic Telephone Services.

CNV	The National Securities Commission.

Personal/Núcleo/Cable Insignia/Micro Sistemas/Telecom Internet/Publicom/ Latin American Nautilus/Multibrand/ Nahuelsat/Internacional/Telintar/	Correspond to the corporations controlled by Telecom or that were controlled or jointly controlled by Telecom as defined under the Argentine Corporation Law or that are related parties.

Telecom Argentina USA/ Agroconnection	Corresponds to Telecom Argentina USA Inc. and Agroconnection Inc., a controlled and a related company of Telecom, respectively, as defined under the Argentine Corporation Law.

CNC/CNT	The Argentine National Communications Commission, ex Argentine National Communications.

The Pliego	List of Conditions approved by Decree No. 62/90, related to the privatization of ENTel.

STM	Mobile Telephone Service.

SRMC	Mobile Cellular Radiocommunication Service.

AMBA	Metropolitan Area Buenos Aires, the area of the Federal District and greater Buenos Aires.

PCS	Personal Communications Service. A wireless communications service with systems that operate in a manner similar to cellular systems.

Telecom Italia/FCR/Operators	Telecom Italia S.p.A. and France Cables et Radio S.A. (a controlled company by France Telecom S.A.), jointly referred to as the Operators.

Telefónica	Telefónica de Argentina S.A.

SU	Universal Service: the availability of SBT at an affordable price to all persons within a country or specified area.

IPC	Consumer Price Index.

Price Cap	The application of annual reductions to the general level of Telecom’s rates.

SEC	Securities and Exchange Commission of the USA.

BCRA	The Central Bank of the Argentine Republic.

CPCECABA	Professional Board of Economic Sciences of Ciudad Autónoma de Buenos Aires.

Constant pesos	Currency unit of the financial statements, that is, constant Argentine pesos as of period end, according to FACPCE RT 6.

RT/FACPCE/Argentine GAAP	Technical Resolutions issued by the Argentine Federation of Professional Boards of Economic Sciences, that is generally accepted accounting principles of Argentina.

VPP	Equity method.

IAS/IASC	International Accounting Standards issued by the International Accounting Standard Committee.

AFIP/DGI	The Argentine Tax Authority.

IGJ	Justice Department’s Inspector General

U.S.GAAP	Generally Accepted Accounting Principles in USA.

BCBA/NYSE	Buenos Aires and New York Stock Exchanges, respectively.

PPP	Share Ownership Program.

EBITDA (Non-GAAP measures)	Earnings before Interest, Taxes, Depreciation and

NORTEL INVERSORA S.A.

Amortization.

OCI	Other comprehensive income.

NORTEL INVERSORA S.A.

NOTE 1—COMPANY OPERATIONS

a)	The Company was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the “Transfer Date”).

The privatization was effected through a Transfer Agreement (the “Transfer Agreement”) between the Argentine Government, as one party, and the Company, at that time represented by the winning consortium, and was implemented through the transfer of ENTel operating assets necessary for the provision of telephone services in the northern region.

b)	Telecom was formed as a result of the privatization of ENTel which had provided public telecommunication services in Argentina. Telecom obtained a license to operate in a designated Northern Zone, beginning operations on November 8, 1990, and provided public telecommunications services on an exclusive basis for seven years subsequent to this date, having the right to a three-year extension of this exclusivity period.

Telecom filed the appropriate petition with the SC to extend the license exclusivity period. Acknowledging Telecom’s filing, the Argentine government established the standards for an orderly transition towards an openly competitive telecommunications market by October 10, 1999, the date at which the exclusivity period ended and Telecom remained qualified to provide SBT nationally.

Likewise Telecom merged various companies under its ownership to provide the following services: international long distance in the Northern Zone, national telex, value added services, data transmission and internet. In order to adapt to the new market demands, Telecom expanded its corporate purpose. This expansion was approved by the SC and the CNV.

Telecom achieves its business objective of providing services through integration with its subsidiaries. Activities carried out by these entities at December 31, 2002 are as follows:

Activity	Subsidiary	Ownership by Telecom in capital stock and votes		Telecom control is through the following:	Date of incorporation in Telecom
Cellular telephone service	Telecom Personal Núcleo Cable Insignia(a)	99.99 67.50 75.00	% % %	— Personal Personal	07.06.94 02.03.98 03.18.98
Data transmission	Micro Sistemas(a)	99.99%		—	12.01.97
International telephone service	Telecom Argentina USA	100.00%		—	09.12.00
Directories edition	Publicom	99.99%		—	06.11.92

(a)	Companies not operative at December 31, 2002.

c)	Publicom, a subsidiary of the Company, was established for the principal purpose of editing, printing, selling and distributing leaflets, magazines, telephone subscriber directories, annuals, directories and all other types of publications, as well as selling advertising in such publications and the development and sale of all types of advertising linked to telephone service or which is based on the means and elements used to provide the service. These activities may be provided by itself or by third parties or associated to third parties.

NOTE 2—REGULATORY FRAMEWORK OF TELECOM

NORTEL INVERSORA S.A.

a) Regulatory bodies and practices

Telecom and its telecommunication subsidiaries are regulated by the CNC, decentralized organism dependent on the SC, which is supervised by the Ministry of Economy. The SC is responsible for developing of sector policies, approving and administrating fundamental technical plans, assisting the Ministry of Economy in rate matters affecting Telecom and the development of telecommunication regulations.

NORTEL INVERSORA S.A.

Some of the more pertinent regulations are:

-	The Privatization Regulations, which regulate the process of privatization, including the Pliego,

-	The Transfer Agreement,

-	Telecommunication licenses granted to Telecom and to subsidiaries that provide telecommunication services,

-	Rate agreements and related decrees and regulations approved in Decree No. 764/2000.

b)	Licenses held at December 31, 2002

•	Telecom licenses

Telecom holds licenses to provide the following services in Argentina for an indefinite period:

•	Fixed local telephone service,

•	Public telephone service,

•	Long distance, both national and international,

•	Point to point connections, both national and international,

•	Telex, both national and international,

•	Value added services, data transmission, video conferencing, broadcast signal transmission and community repeater,

•	Internet access.

•	Licenses of Telecom’s subsidiaries

Personal is licensed for an indefinite period, on a competitive market basis, to provide STM in the northern region of Argentina, and data transmission and value added services nationally. Additionally, Personal holds a license to provide SRMC in the AMBA, a license without expiration date to provide PCS service in Argentina and the register for the rendering of national and international long distance telephone service.

Núcleo, controlled by Personal, is licensed to provide STM service over Band B nationwide in Paraguay and PCS service in some areas of Paraguay.

c)	Causes of revocation of licenses

•	SBT license

Some of the causes that could revoke Telecom’s license are:

(i)	the interruption of all or a substantial part of licensed service;

(ii)	a change in corporate business purpose (without a previous authorization of the appropriate regulatory bodies) or a change of corporate domicile outside of Argentina;

(iii)	any sale, encumbrance or transfer of assets that has the effect of reducing services provided, without the prior approval of the appropriate regulatory bodies.

(iv)	reduction of the Company ownership of Telecom’s capital stock to less than 51%, or the reduction to less than 51% of the collective ownership by the Company shareholders who existed at the date of possession, without the prior approval of the appropriate regulatory bodies.

(v)	the assignment or delegation of the commitments of the Operators without the prior approval of the appropriate regulatory bodies.

If Telecom’s license is revoked, the Company must transfer its shares in Telecom to the regulatory bodies, in trust, for subsequent sale at public auction. Upon the sale of these shares, the regulatory bodies may renew Telecom’s license under conditions to be determined.

•	STM license

NORTEL INVERSORA S.A.

According to the STM Pliego, the following causes could revoke Personal’s license:

NORTEL INVERSORA S.A.

(i)	repeated interruptions of the services described in the STM Pliego;

(ii)	a transference of the license and/or the rights and obligations related to that license, without previous authorization of the CNC;

(iii)	taxes constituted over the license;

(iv)	creditors meeting or bankruptcy of Personal;

(v)	the liquidation or dissolution of Personal, without previous authorization of the CNC.

d)	Decree to deregulate telecommunication services

Decree No. 764/2000 approved, among other items, three new regulations whose basic provisions are as follows:

•	General licensing regulation

Establishes a single license valid throughout Argentina for the provision of all telecommunication service, fixed or mobile, wired or wireless, national or international, with or without proprietary infrastructure. Service providers need not be exclusively devoted to the telecommunications business. There are no requirements for minimum investment or coverage. Radio broadcasting entities may apply for telecommunication licenses. The resale of services is authorized, subject to a license being received. Foreign companies are not restricted from entry.

•	National interconnection regulation

Establishes a decrease in interconnection index prices of approximately 50%. Increases the number of network components and functions on behalf of the dominant provider (Telecom in the northern zone and Telefónica, in the southern zone), and also details the interconnection obligation down to the local level, the rate setting process and the separation of the local loop. Introduces the interconnection method for numeric translation services known as NTS for the internet, audiotext and collect calls and the transfer of telephone numbers.

•	SU Regulation

Fixes the rate of contribution to the SU Fund at 1% of telecommunication services income. Establishes an Administrative Counsel to manage the SU Fund and oversee the specific programs of the SU. Adopts a “play or pay” mechanism to ensure compliance with SU Fund contributions, but establishes a contribution exemption mechanism for SBT licensees, which considers both net losses and the percentage market participation of other local telephone service providers. The Regulatory Authority has neither implemented the formation of the Fund nor the official programs to be subsidized.

The SC repeated during this period the procedure of consulting over the Administration of the SU Fund and over the regulation of the contribution to the Fund. Telecom replied once more that, beyond the specific intention of the procedure of consulting, it is highly necessary to compensate the social benefits programs that are currently being rendered, retroactively from the end of the exclusivity period.

Later, the SC determined a work group which main purpose is the analysis of the “Hybrid Cost Proxy Model”, in order to specify the SU costs. This group should expose its conclusions by the end of 1Q’03.

e)	Regulation for the call by call selection of the providers for long distance services

NORTEL INVERSORA S.A.

On December 28, 2001, the former Ministry of Infrastructure and Housing, issued Resolution No. 613/01 which approved the rules for the call by call selection (“SPM”) of the providers for long distance services.

The call by call selection is a system that, applied to long distance services, allows users to dial in each call the access code 17 (for national long distance calls) or 18 (for international long distance calls) and the three digits PQR for the provider’s identification, in order to select the long distance provider which he prefers.

NORTEL INVERSORA S.A.

Subsequently, and considering the claims submitted against Resolution No. 613/01 by several carriers, the Ministry of Economy issued Resolution No. 75/03, introducing several changes to the Regulations. The main changes were as follows: long distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising.

As regards implementation terms, Resolution No. 75/03 sets forth that origin providers, both fixed and mobile, must have their equipment and networks available to provide the SPM service within 120 running days since February 6, 2003.

f)	CPP for international calls

In September 2002 the SC determined that overseas calls terminated in cellular telephones would pay for Calling Party Pays (“CPP”) charges. In order to identify such calls, customers dialing from outside must add a prefix to the cellular number.

g)	Rate structure

On November 28, 1991, Telecom and Telefónica signed a rate agreement with the Argentine government, which was ratified by Decree No. 2585/91 and became effective on December 18, 1991. The principal features of the agreement, which modified the Transfer Agreement, are as follows:

1)	Rates, measured in basic units or “pulsos”, are denominated in United States dollars and will be adjusted twice annually (April and October) to reflect changes in the overall IPC of the United States of America. Rate adjustments do not require prior regulatory body approval. Since year 2000, adjustments were not made as required by the SC.

2)	Invoicing to customers will be in local currency, at exchange rates existing at the close of the billing period.

Law No. 25561 of “Public Emergency law and reform of the exchange rate”, effective January 6, 2002, in Section 8 nullifies contract clauses providing for adjustments to the value of payments with reference to United States Dollars or other foreign currencies as well as any indexation clauses based on price indexes or similar mechanism. As a consequence, from that date on, the Company’s tariffs were set in pesos at a US$1 to $1 exchange rate. Likewise, Decree No. 293/2002 started a process of renegotiation of contracts with the public Administration in which the rate structure is involved. Additional information on the process of renegotiation of tariffs and the SBT contract is given in Note 13.

•	Rate rebalancing

On December 1, 1999, SC Resolution No. 4269/99 ratified the application of methodology outlined by SC Resolution No. 1801/97. This verified the revenue differences of SBT licensees at the end of a two year period which resulted from rate rebalancing in February 1997. Additionally, the impact of the rate rebalancing was determined to be an increase in revenues of approximately $9.5 million. The future refunding of this amount has not so far been ruled upon by the Regulatory Bodies.

•	Price Cap

On December 15, 1999, the “Rate Reduction Agreement between the Argentine government and Telecommunications Companies” was signed, establishing as of March 1, 2000, the following:

NORTEL INVERSORA S.A.

•	the reduction of monthly basic charges to commercial and government clients by 19.5%;

•	the application of discount plans for local measured service and for Internet service for residential domestic customers;

•	the computation of non collected income from the 110 service as payment in advance of future Price Caps.

The Price Cap is an annually rate regulation system that includes increasing elements (such as the rate increments twice a year—April and October—) and reducing elements (such as the annually adjustments on the efficiency factor—November—).

On April 6, 2000, the Argentine government, Telefónica and Telecom signed an agreement which established, for the application of the 2000 cap, a 6.75% reduction of revenues of licensees covered by the rate regulation (6% as set by the SC and 0.75% as determined by licensees) in the period November 2000/October 2001. The 6% reduction should be applied through the following:

1.	the application of discounts for monthly basic charges to commercial and government clients and discount plans for local measured service and for Internet service to residential domestic customers, in force since March 2000;

2.	the non application of the 110 service approved rate since January 2000 up to November 8, 2001;

3.	the non application of the restatement of the pulse rate considering the variation of the IPC of the United States of America as it should be applied in April and October 2000.

The economic impact generated by 1. and 2. since January 2000 through November 2000 was discounted (considering a 12% annual rate) in three installments that would be each added to the 2000, 2001 and 2002 caps, respectively.

If in November 2000 the 6% reduction would not be reached, the regulatory body would determine in which items of the Rate structure should be applied the discounts in order to reach the agreed reduction.

The regulatory body has requested Telecom all the information needed to audit the 2000 cap but the final opinion is still pending.

In April 2001, the Argentine government, Telefónica and Telecom signed an agreement which established, for the application of the 2001 cap, a 5.6% efficiency factor for the period November 2001/October 2002, with the following additional discounts:

1.	the non application of the 2001 pulse rate adjustments related to the variation of the IPC of the United States of America;

2.	the second installment of the 2000 cap agreement mentioned above.

The surplus should be applied as from November 8, 2001 but it is still pending because it was affected by a preliminary injunction stating not to carry out any tariff adjustments. Telecom appealed this injunction arguing that if one part of the formula cannot be applied, the price cap system should be null. Finally, Law No. 25561 of Public Emergency prohibited the tariff adjustments explicitly.

NOTE 3—DEVALUATION OF THE PESO AND THE CONVERSION INTO PESOS OF THE TARIFFS OF PUBLIC SERVICES: ITS IMPACT ON THE ECONOMIC AND FINANCIAL SITUATION OF TELECOM GROUP

By the end of December 2001, the seriousness of the social and economical argentine crisis produced a change in the government and, on January 1, 2002, the National Congress appointed to Dr. Eduardo Duhalde as the president in order to complete the period which was left incomplete by Dr. Fernando de la Rúa.

NORTEL INVERSORA S.A.

With the purpose of overcoming the crisis, on January 6, 2002, the National Congress issued Law No. 25561 of “Public Emergency and Foreign Exchange System Reform Act” which produced a profound change in the economic model and a modification of the Convertibility Law applicable until that moment. Later on, Decrees Nos. 214/02, 905/02 and 992/02 of “Rearrangement of the financial system” and Decree No. 260/02 of “Foreign Exchange System Reform Act” were issued, which substantially modified some of the measures adopted by Law No. 25561.

The following are some of the measures adopted by the National Government, which are applicable at March 10, 2003:

NORTEL INVERSORA S.A.

1.	Transactions due in foreign currency

On January 6, 2002 a new exchange regime was enforced by the creation of an official and a free exchange market. The existence of both exchange markets was provisory, as the government subsequently decided for the free and single exchange market. In general terms, in the official market all assets for export and import transactions and certain financial activities should be carried out, subject to a previous restructuring that postpones their original maturity dates. The rest of the transactions related to the payment and transfer of foreign currency abroad should be carried out in the free market. The initial exchange rate in the official market was $1.40 to US$1.

The deposits in US dollars and other foreign currencies in financial entities were converted into pesos at an exchange rate of $1.40 to US$1 or its equivalent in other foreign currencies. The debts in US dollars or other foreign currency within the Argentine financial system in existence at January 6, 2002 were converted into pesos at an exchange rate of $1 to US$1 or its equivalent in other foreign currency. These deposits and debts were adjusted as from February 3, 2002 by a Stabilization Reference Coefficient (“CER”) and interest rate with a cap stated by the BCRA.

The payable obligations denominated in US dollars or other foreign currency that existed up to January 6, 2002 in Argentina, non related to the financial system, of any origin or nature, were converted into pesos at an exchange rate of $1 to US$1 or its equivalent in other foreign currency. These balances were adjusted as from February 3, 2002 by the CER. If as a consequence of this provision, the resulting value of the assets or the services is superior or inferior at the payment time, any of the parties may request an equitable readjustment of the price. If an agreement is not reached, the courts shall issue a decision over the case. In order to keep a fair adjustment of the price, it must be considered the market value of goods or services with imported components.

The payable obligations denominated in US dollars or other foreign currency that existed up to January 6, 2002 in foreign countries must be paid at the free market exchange rate.

Since February 3, 2002, many payable obligations denominated in US dollars or other foreign currency were converted into pesos at an exchange rate of $1 to US$1, including futures contracts and options in foreign currency, agreed under the Argentine law applicable before January 5, 2002, in which one of the parties was a financial entity.

On March 5, 2003, the Argentine Supreme Court of Justice rendered judgement in the case “Provincia de San Luis vs. Banco de la Nación Argentina on summary proceedings to protect a constitutional rights” providing for the unconstitutionality of sections 2 and 12 of Decree No. 214/02 and, therefore, leaving without effect -for this case- U.S. dollars deposits pesification. It should be noted that this decision does not affect in any manner whatsoever the pesification of those debts in U.S. dollars not related to the financial system and, as at March 10, 2003, the potential consequences to the financial entities’ debtors are impossible to foretell.

2.	Contracts with the public administration

US dollars or foreign currency adjustments clauses and indexation clauses based on foreign price indexes, as well as any other indexing mechanism adopted under public contracts executed by the National Government, including works and public services, have been suspended. The applicable prices and tariffs to that date have been

NORTEL INVERSORA S.A.

converted into pesos at the exchange rate of $1 to US$1. Additional information is given in Note 13.

3.	Deferred deduction of the exchange rate difference in income tax

Net losses originated in the devaluation of the peso over the assets and liabilities in foreign currency in existence up to January 6, 2002 (considering the exchange rate of US$1=$1.40 as established by Decree No. 2568/02), will be deductible for income tax purpose only at a rate of 20% per year starting in fiscal year 2002. The difference between the $1.40 rate and the exchange rate at year end was entirely deducted for income tax purpose in fiscal year 2002.

NORTEL INVERSORA S.A.

4.	Restriction of transfers of funds abroad

According to Communication “A” 3471 of the BCRA (amended by Communication “A” 3878), the transfers to foreign countries for financial loans executed until August 8, 2003, inclusive, require a previous consent of the BCRA regardless of the manner of payment, save for some exceptions specially disclosed in the Communication. In this way, Communication “A” 3859 has removed, as from January 7, 2003, the existing limitations to the transfers abroad related to the payment of dividends or earnings, if these dividends or earnings are originated in financial statements authenticated by independent accountants.

Likewise, Communication “A” 3709 of the BCRA excluded payment of principal and interest services of financial obligations abroad from the previous consent requirement, provided that:

•	financial debt has been restructured and judicially approved according to the provisions of the Law of Bankruptcy and Reorganization Proceedings;

•	the agreement attained with creditors pursuant to the majorities provided by said law implies refinancing of matured and outstanding debt at average terms pursuant to the agreement that shall not be shorter than four years, providing a grace period not shorter than two years for the payment of principal services;

•	interest services are paid quarterly or at longer terms and the annual interest rate agreed for the refinanced debt is not superior—effectively on an annual basis—to the equivalent of six month LIBOR plus 3%;

•	the above mentioned agreement provides for releases, discharges, capitalization or other similar measures that consider a reduction of the outstanding principal at the agreement execution date of, at least, 40% of its nominal value or 60% of said value in the case of capitalization;

•	the Foreign and Exchange Office has issued an acknowledgement of receipt of the information on the refinanced obligations.

On the other hand, by virtue of Communication “A” 3843 (as amended by Communications “A” 3866 and “A” 3880) the following payments of principal and interest services abroad have been excluded from the BCRA’s prior approval requirement :

1.	Principal payments of matured and not matured loans received from the non financial private sector when all the following requirements are complied with:

1.1. Payments of principal installments are part of a refinancing agreed with the creditor as of December 26, 2002.

1.2. Refinancing includes cash payments that do not exceed 10%, 5% six months after the agreement execution date and another 5% twelve months after such date.

1.3. Refinancing of the outstanding principal payable in cash has an average life of at least five years more than the average life of the outstanding debt refinanced as of the agreement execution date, discounting payment in cash. When the operation includes matured installments, the increase of the renewed obligations average life shall be calculated considering the prior maturity-dates schedule, allocating the matured operations with maturity dates on the agreement execution date.

1.4. Financial principal debts are:

1.4.1. Corporate bonds, commercial paper and bonds.

1.4.2. Syndicated loans with foreign banks.

NORTEL INVERSORA S.A.

1.4.3. Financial loans with foreign banks that do not have collateral backed by debtor’s assets abroad, or collateral of individuals or corporations with domicile in Argentina.

1.4.4. Financial loans contracted with foreign parent companies and subsidiaries.

The refinancing requirements set forth in items 1.1 and 1.3 will be considered fulfilled for the principal payments upon payment through the single and free foreign exchange market as of December 26, 2002 and prior to the principal service payment, of the new financial financing, in terms not inferior to five year average life for an amount not inferior to the amount of the debt being cancelled.

2.	Principal services of matured and not matured loans received from the non financial private sector not refinanced under the terms of the above item 1, in the case any of the following conditions applies:

2.1. The amount paid by the original debtor of the financial debt partially or totally cancelled does not exceed an equivalent of US$300,000 on a monthly basis.

2.2. The principal payments being cancelled have already matured by December 31, 2002 and are financial debt that as of December 31, 2001, did not exceed the equivalent of US$1,000,000, computing all the matured and not yet matured installments payable as principal, provided that cancellation occurs prior to March 31, 2003.

3.	Financial interest payments to foreign creditors up to fifteen running days in advance before maturity date of each interest installment.

Last, by way of Communication “A” 3872 (as amended by Communication “A”3880), the BCRA has provided that individuals and corporations of the private non financial sector may operate in the single and free exchange market for a period of sixty running days as of January 27, 2003, for an amount equivalent to up to 5% of the matured and outstanding principal debt as foreign securities and financial loans, with original maturity dates or refinancing not later than December 31, 2002 in relation to original debt prior to February 10, 2002 and outstanding or not refinanced to date, if the following conditions apply:

a)	The computable financial debt must be reported pursuant to the reporting regime provided by Communication A3602.

b)	Foreign currency purchased in the single and free exchange market will be allocated to the creation of a trust to be managed by a local banking entity acting as trustee. This requirement will be considered fulfilled as regards those purchases made not later than February 21, if funds are made available to the trust fund before February 28, 2003. Otherwise, the access and settlement of the funds through the single and free exchange market should be reported within the following ten working days.

c)	The beneficiary of the trust fund is the individual or corporation that creates it.

d)	Each beneficiary may constitute only one trust fund.

e)	Trust funds may only be invested at market values in foreign assets that should be securities issued by foreign governments, foreign corporations stock listed internationally and not related with the beneficiary, parent company or comptroller, and/or in certificates deposited in foreign banks that shall not be internationally rated below “A” by any of the risk rating agencies registered with the BCRA. Foreign currency deposits in custody accounts with local banks will also be accepted. The beneficiary shall carry out investment options pursuant to the terms of the trust agreement.

NORTEL INVERSORA S.A.

f)	Profits and capital gains coming from these investments will form part of the trust.

g)	Trust funds will only be released for the following purposes:

a)	for their admission and settlement in the local foreign exchange market with the BCRA’s prior approval, and/or

b)	to be applied abroad in the cancellation of the beneficiary’s external debt with respect to foreign securities and financial loans taken before February 10, 2002 restructured under the general guidelines issued by the BCRA or that have been specifically approved by it.

In compliance of this communication, on February 27, 2003, Telecom executed a collateral trust agreement with Banco Sociètè Gènèrale S.A., with a US$32,350,000 initial transfer.

NORTEL INVERSORA S.A.

•	Principal effects of the measures adopted by the National Government over the business of the Telecom Group

1. Renegotiation of Telecom’s tariffs

Section 8 of Law No. 25561, which converted into pesos at an exchange relation of $1 to US$1 the tariffs of public services, had a significant impact over the economic-financial equation of Telecom and the Telecom Group.

The magnitude of the devaluation of the Argentine peso with respect to the US dollar, has affected the “natural hedge” mentioned in Note 4.1.f. This is so because the currency of the most significant revenues of Telecom will be the peso, while the currencies in which Telecom was financed from the enactment of the Convertibility Law were basically the US dollar and the Euro.

This alteration between the revenue currency and the sources of financing currency has produced a double impact, that is:

a)	an initial impact, represented by the net debts in foreign currency at December 31, 2001 in foreign countries, which represented US$2,661 million approximately, for the Telecom Group; and

b)	an impact over the transactions during the renegotiation period of the tariffs, in which the economic equation of the business of Telecom is being affected by the increase of the costs of certain imports of materials necessary for operations.

The management of Telecom, based on the framework stated in section 9 of Law No. 25561 for the renegotiation of the SBT tariffs, has considered in its cash flows projections, the modification of its tariffs in order to recompose the economic-financial equation of Telecom Argentina. This should decrease the impact above mentioned and allow Telecom to continue with its ordinary course of business, in a competitive and non-regulated market, with reasonable profitability levels to remunerate its shareholders and the financial creditors.

2. Devaluation of the peso

After devaluation of the Argentine peso the Group’s financial situation changed, as follows:

•	a reduction of 84% of the Shareholders’ equity of Telecom existing at the beginning of the fiscal year during the year ended December 31, 2002, considering the exchange relation at December 31, 2002 of US$1 = $3.37 and the basis for accounting described in point 4 below;

•	a financial impact that derived in the declaration of Telecom’s Board of Directors of the suspension of principal and interest payments of the financial debt of Telecom and its subsidiaries in Argentina (Note 14). The market value of Telecom’s corporate bonds is approximately 41% of their book value at December 31, 2002, while this ratio was approximately 68% and 95% at December 31, 2001 and 2000, respectively;

•	a decrease in the market capitalization of Telecom of approximately 66% (US$437 and US$1,292 at December 31 2002 and 2001, respectively) when compared to the ADR evolution at December 31, 2002 and at December 31, 2001 (US$2.22 and US$6.56, respectively).

From the beginning of the operations—November 8, 1990—until December 31, 2001, Telecom had accumulated net income of approximately $5,495 million (in constant pesos at December 31, 2002). The net loss for the fiscal year ended at December 31, 2002, reached the amount of $4,354 and includes a net loss for exchange rate differences over assets and liabilities in foreign currency, net of inflation, of approximately $3,792.

NORTEL INVERSORA S.A.

Additionally, the devaluation of the Argentine peso provoked a decrease in the market capitalization of Nortel (Class “B” preferred shares) of approximately 69% (US$37 and US$119 at December 31 2002 and 2001, respectively) when compared to the ADR evolution at December 31, 2002 and at December 31, 2001 (US$1.25 and US$4.05, respectively).

3. Impact of the crisis on the economic and financial situation of the Group

The macro-economic scenario where Telecom operated during this fiscal year was characterized by instability in the foreign exchange market and in inflation indexes as well as a strong contraction of activity levels (GDP fell by approximately 13.3%) especially during the first half of the year.

The financial system activities were deeply affected by “pesification” and deposits rescheduling measures implemented to solve the system’s lack of liquidity. In addition, temporary restrictions were applied to transactions in foreign currencies with the purpose of controlling the exchange rate’s evolution.

Actual devaluation enabled a record commercial surplus that, together with the reduction of the public and private sectors’ financial payments abroad, contributed to redress the balance in the foreign exchange market.

As of the second semester of 2002, little by little the Argentine economy started to recover certain extremely basic macro-economic balances. The exchange rate gradually stabilized and, consequently, inflation rates dropped (Consumer prices index reached 30.5% in the first half of the year and 8% in the second; wholesale inflation reached 95.6% in the first half and 11.6% in the second).

The described crisis has negatively impacted in the Group’s business during fiscal year 2002, notwithstanding the efforts made by the management to reduce the operative costs, the investments and the level of financial indebtedness. The principal consequences for the Group were:

•	reduction of 43% of the consolidated sales compared to fiscal year 2001, generated by a lower number of clients in fixed telephone service, the prohibition of adjustment of the fixed telephone service rates, the fall of the average consumption of the post and pre payment cellular clients and the significant reduction of the advertisement in the directories edition business.

•	In October, 2001 Telecom started to receive from its clients provincial bonds and LECOP. The collection in public bonds represented approximately 18% of the total collection of Telecom for the fiscal year 2002.

•	the costs of the Group were affected by the creation of new taxes (levied on bank debits and credits) by $37 million and the increase of the employer’s social security contributions by approximately $11 million (both non-adjusted figures).

•	as a summary of all the foregoing, the operating profit was reduced by $1,101 million compared to the fiscal year 2001, becoming a loss of $202 million or a 5.1% margin.

4. Effects on the significant accounting estimations at December 31, 2002

The above mentioned facts have been taken into account by the management of the Company and Telecom in order to perform the significant accounting estimations included in the present consolidated financial statements. The future actual results may differ from those estimations.

The management of the Company and Telecom have considered the following accounting criteria for the valuation of the assets and

NORTEL INVERSORA S.A.

liabilities at December 31, 2002 and the quantification of certain significant estimations:

•	Criteria for the recognition of the devaluation effects of the peso: Argentine GAAP states that the financial results must be recognized in the period in which they are generated, except for the case in which they integrate the costs of the assets that, by virtue of their nature, require an extensive period of undisposable capital. Notwithstanding the foregoing, the magnitude of the devaluation and the general impact in all sectors of the economy caused the issuance of CPCECABA Resolution No. 3/02, adopted by CNV Resolution No. 398/02 that requires the capitalization of foreign currency exchange differences in some circumstances. Telecom has applied the methodology stated in this resolution to calculate the capitalization (Note 4.2.a).

•	Accounting for inflation of the financial statements: Decree No. 1269/02 of the National Government and CNV Resolution No. 415/02, reestablished the mechanism of accounting for inflation. The Company has applied the methodology stated in RT 6 and in CPCECABA Resolution No. 3/02 to calculate the restatement for inflation in the consolidated financial statements (see Note 4.1.d).

•	Valuation of the provincial public bonds: as part of the credit collection from the public sector, Telecom has received bonds to cancel the credits for services rendered to the different provincial governments. Telecom’s intention has been to hold them until their maturity date for which, following Argentine GAAP and having the financial capacity to retain them, Telecom has valued them at their cost plus amortized discount earned using the market rate of return. Notwithstanding the foregoing, because of the economic crisis affecting the national and provincial public sector, the fall of the price of such bonds has been very significant and it is not expected to suffer any changes in the short term. Consequently, despite the intention to hold the provincial bonds until their maturity date, the management of Telecom decided to value since December 31, 2001, the holding of these bonds at their estimated sales price.

Likewise, those public bonds received as part of the collection of the particular clients, have been valued as follows:

a)	at its nominal value—without accruing any interests—: for the holding of bonds that Telecom applies for their value and in the short term in order to cancel its tax and commercial liabilities. At December 31, 2002 the Group holds $5 million of bonds with these characteristics, which were included in Cash and Banks.

b)	at its estimated sale price: for the holding of bonds that cannot be applied in the short term in order to cancel tax and commercial liabilities. At December 31, 2002 the Group holds $31 million of bonds with these characteristics, which were included in Cash and Banks. The results from holding these kind of bonds were a loss of $72 million, that are included in Financial and holding results in the Consolidated statement of operations.

•	Recoverability of trade accounts receivable with the public sector: Telecom has considered that the default of the public sector will only produce a delay in the collection. In order to reduce the effect of this delay, Telecom has optimized the compensation actions of the obligations—specially in tax matters—with the public sector. The effect of the recoverability of such trade accounts receivable has been considered in Telecom’s estimations.

•	Recoverability of trade accounts receivable with the private sector: the serious economic situation existent in Argentina during the last year, added to the restrictive banking measures over the access and circulation of cash set forth by the National Government

NORTEL INVERSORA S.A.

at the beginning of this fiscal year, have produced a significant increase in the payment delay. Consequently, Telecom has increased the charges for doubtful accounts receivable, originating deviations with respect to the average payment delays and uncollectable amounts of the last years. However, this trend has been reduced as from 2Q’02 as a consequence of a purge of customer database performed in 1Q’02.

•	Obligations originated in private contracts, non related to the Argentine financial system: although Decree No. 214 stated the conversion into pesos at an exchange rate of $1 to US$1, the involved parties are entitled to request for a readjustment of the price based on equity principles and in case an agreement is not reached, the courts shall issue a decision over the case. The adequate valuation of this type of credits and debts in Argentina shall depend on the renegotiation of each of these contracts. The management of Telecom fit its estimations according to the advances of the negotiation process and the possible results.

•	Recoverability of fixed and intangible assets value: at December 31, 2002 the Telecom Group owns fixed and intangible assets (together “fixed assets”) for a total of $10,555 million, equivalent to 82% of the total consolidated assets. As indicated in Note 4.2.h and 4.2.i, these assets have been depreciated based on their useful lives, estimated for each class of fixed assets and the reasonability of the applicable rates must be considered in the context of the de-regulation and the increase of the competition which has characterized the Argentine telecommunication market from October 1999 until the end of 2001.

Considering the changes in the economic rules during the year 2002 and in particular the perspective of business in the telecommunications industry, Telecom’s plans, as from fiscal year 2003, consider the reduction of the future investments without substantially affecting the quality of the services rendered. This decision might change the replacement policy of fixed assets, and consequently in the present depreciation rates. In order to obtain a conclusion about this matter, Telecom and Personal have initiated an integral study of the remaining useful lives of the fixed assets which results will be known during fiscal year 2003.

The recoverable value of the fixed assets depends on the capacity to generate net cash flows sufficient to absorb the net book value during the periods it is estimated these assets will be useful for the Group.

The management of Telecom periodically evaluates the recoverable value of such fixed assets by the preparation of economic-financial projections considering alternative scenarios based on macroeconomic, financial and telecommunications market hypothesis, which are considered probable or conservative.

Notwithstanding the foregoing, the devaluation of the Argentine peso and the “pesificación” of the public services tariffs and the contracts between private parties executed before January 6, 2002, set forth a significant change in the rules for all of the economic factors of the country. At March 10, 2003 the economic and political situation has not stabilized, which generates different and probable scenarios. In particular, the results of the renegotiations of Telecom’s tariffs under the terms foreseen by Law No. 25561 and Decree No. 293/02 shall have a significant impact on the economic-financial equation of Telecom.

Despite the already mentioned difficulties and considering section 9 of mentioned law which states that the National Government shall consider the profitability of the public services companies in order to assess the recoverable value of the fixed assets, the management

NORTEL INVERSORA S.A.

of Telecom have adopted for their projection of incoming cash flows the modification of its tariffs which allows it to recompose the economic-financial equation of Telecom in a non-regulated and competitive market, with reasonable levels of profitability to pay its shareholders and financial creditors. Additionally, the economic–financial projections include the satisfactory results of the Group’s financial debt restructuring described in Note 14.

Based upon the described methodology regarding the recoverable value of the assets and the satisfactory processes of renegotiations of Telecom’s tariffs and the financial debt of the Group, the management of Telecom considers that fixed asset and intangible assets, taken as a whole, are not valued in excess of recoverable value.

•	Recoverability of tax credits generated by the devaluation of the peso: in accordance with Argentine GAAP related to income taxes accounted for by the deferral method the recoverability of tax credit carryforwards against future income must be evaluated and requires a careful analysis of their recoverability. The amount of the tax credit carryforwards at December 31, 2002 generated fundamentally by the devaluation of the Peso is approximately $2,241 million and its recoverability shall depend essentially on the results of the processes of renegotiation of Telecom Argentina’s tariffs and restructuring of the financial debt of the Telecom Group (Notes 13 and 14, respectively). Likewise, the management of Telecom has considered the capitalized foreign currency exchange differences and the effect of the accounting for inflation of the fixed assets as temporary differences and has recorded a deferred tax liability of $1,541 million. Additionally, the Group has recorded other temporary differences, that summed up to the amounts mentioned above, which result in a deferred tax credit at December 31, 2002 of approximately $573 million.

The National Government, through Decree No. 2568/02 dated December 11, 2002, stated that net losses from exchange differences of assets and liabilities in foreign currency in existence up to January 6, 2002 must be determined considering the exchange rate of US$1=$1.40 and will be deductible for income tax purpose only at a rate of 20% per year starting in fiscal year 2002. Consequently, the difference between the $1.40 rate and the exchange rate at year end ($3.37) must be entirely deducted for income tax purpose in fiscal year 2002.

This Decree nullified the interpretation of Telecom and its fiscal counsel, which considered that the whole exchange difference of the year 2002 would be deferred in the period 2002-2006. As a consequence of this and considering the five year prescription period for tax loss carryforward, the probabilities to obtain enough taxable profits in the period 2002-2006 in order to use the tax credit carryforwards existing at December 31, 2002 and the deductible exchange differences for the next four fiscal years, have diminished. So, the management of Telecom has decided to record a reserve at December 31, 2002, in addition to the existing reserve of Núcleo of $18 million, for the total net deferred tax credits of Telecom and Personal of $350 million and $192 million, respectively.

Regarding the recoverability of tax credit on minimum presumed tax of $84 million, as the prescription period is ten years, the Board of Directors of Telecom estimates that its recoverability is probable based on the economic-financial projections.

•	Classification of debt: as some creditors have exercised their rights to accelerate the maturity of their debts as expressed in Note 14, the management of Telecom has decided to disclose all its

NORTEL INVERSORA S.A.

debt as current liabilities, except for the debt with the Titan financial trust, which has been refinanced as indicated in Note 8.

NOTE 4—BASES OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1	Bases of presentation

The CPCECABA and the CNV approved RT 16, 17, 18, 19 and 20 of the FACPCE which establish new accounting and disclosure principles. These new RT fit in the project of harmonization of Argentine GAAP with IAS issued by the IASC and they would take effect as from the Telecom Group’s fiscal year beginning January 1, 2003.

As the Company’s objective was always the adoption of accounting principles consistent with IAS and that conform closely to the U.S.GAAP, the management of the Company decided the early adoption of the new RT, in accordance with CNV Resolution No. 434. Additional information on the impact of these new standards on the Company’s financial condition and the results of operations is given in Note 4.1.c.

So, the Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP (RT 4, 5, 6, 8, 9, 14, 16, 17, 18 and 19 established by the FACPCE, modified by the CPCECABA and subsequently adopted by the CNV. The consolidated financial statements include certain reclassifications and disclosures to conform more closely to the form and content required by the SEC.

Where investments in subsidiaries are accounted for by the equity method, Argentine GAAP requires companies with a controlling financial interest in other companies to present both parent company and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these consolidated financial statements, the parent company’s summarized financial information is included in Note 19. This approach has been adopted for the convenience of the reader of the financial statements.

In accordance with procedures defined in FACPCE RT 4, financial statements at December 31, 2002, 2001 and 2000 have been consolidated on a line by line basis for majority-owned subsidiaries, as follows:

December 31,
2002	2001	2000
Telecom	Telecom	Telecom
Publicom	Publicom	Publicom
Personal	Personal	Personal
Micro Sistemas	Micro Sistemas	Micro Sistemas
Telecom Argentina USA	Telecom Argentina USA	Telecom Internet(*)

(*)	Merged into Telecom on November 30, 2001.

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Additionally, certain reclassifications to the comparative figures were included in order to reach a better comparison between those figures and the ones for December 31, 2002.

a)	Financial statements used for consolidation

Financial statements at December 31, 2002, 2001 and 2000 and for the fiscal years/twelve month period ended December 31, 2002, 2001 and 2000 have been used for the consolidation (see below). Consequently, these periods coincide with those of the Company.

b)	Foreign currency translation

The Group follows FACPCE RT 18 with the amendments introduced by the CPCECABA to translate the foreign corporations financial statements

NORTEL INVERSORA S.A.

(Núcleo, Telecom Argentina USA, Latin American Nautilus and Intelsat Ltd.) into Argentine pesos for purposes of consolidation, total or in a line, considering that companies as companies non integrated.

According to this RT, the investments in these companies have been valued at exchange rate at year-end.

Exchange rates differences resulting from the translation of those financial statements are included in the Company’s consolidated balance sheet in Temporary differences from translation.

c)	Effect of the new accounting standards in the consolidated financial statements

The early adoption of the new accounting standards in accordance with CNV Resolution No. 434, resulted in changes of valuation and disclosure criteria that have been recorded by the Group as per the following detail:

•	Changes in the valuation criteria of assets and liabilities

1.	Accounting measurement of certain assets and liabilities at their current value. RT 16, which establishes the basic concept rules of professional accounting standards, includes as one of the measurement criteria, the use of the discounted amount of the net cash flow to be received and disbursed for assets and liabilities, respectively, (current value). As a result, RT 17 provides as general criteria the recognition of certain assets and liabilities in currency based on the calculation of its current value, using the internal rate of return determined at the moment of measurement, except the company intends and finds it feasible to dispose of its assets or advance payment of its liabilities.

2.	Loans arising from refinancing. RT 17 establishes that when an arms’ length debt is replaced with another one, the terms of which are substantially different from the original ones, the pre-existing account will be written off and a new debt will be acknowledged, the accounting measurement of which shall be made based on the best possible estimate of the sum payable, discounted using a rate evidencing the market assessments on the time value of money and the specific risks of the debt. In addition, the standard provides, without admitting any evidence to the contrary, that the terms are substantially different if the discounted value of the new debt differs at least by ten percent from the discounted value of the refinanced debt. In such regard, as stated in Note 8, the agreements entered into during FY 2002 by the TITAN Financial Trust are a refinancing subject to the new accounting standards, so that Personal wrote off its existing debt and acknowledged a new debt, pursuant to the new agreement entered into, at its current value, by using a discount rate of 12% p.a. in US dollars.

3.	Derivative Financial Instruments. RT 20 establishes the particular valuation and exposure criteria for derivative instruments and hedging transactions. As per this standard, hedging derivative instruments must be recorded in financial statements as assets or liabilities at their current values as of the measurement date. In the case of a derivative instrument to protect cash flow risks, the change in its current value is charged, as per the CPCECABA’s amendment, to a specific account called “Temporary measurement differences of derivative instruments determined as an effective hedge” included in the balance sheet and which shall be reclassified as period income when assets or liabilities subject matter of the hedge have an impact on such period’s income. Instead, in the case of a derivative instrument to protect the

NORTEL INVERSORA S.A.

risks of changes in the current value, changes in the current value are directly charged to period income. In both cases, the non-cash portion of derivative financial instruments is directly charged to period income when such event is known. As of December 31, 2002, the application of this standard to Telecom did not give rise to any accounting effect for there were no current derivative instrument existing as of such date and comparative figures were not adequate since the transition standard establishes the non-correction of accounting balances of years prior to the first year of application.

4.	Temporary differences from translation. RT 18 amended by CPCECABA establishes that the exchange differences arising from translation of financial statements in foreign currency shall be exposed as an additional chapter between liabilities and the stockholders’ equity called “Temporary differences from translation” instead of their being acknowledged as period income.

5.	PCS License. RT 17 amended by CPCECABA in item 5.13.3 establishes that if the useful life of an intangible asset is undefined, its depreciation may not be necessary, subject to comparisons of the accounting residuary value and its recoverable values. Therefore, the Management of Telecom decided to suspend the systematic depreciation of the PCS license as from year 2002 considering that the accounting residuary value of such license does not exceed its recoverable value at the closing of the accounting period.

•	Changes in disclosure criteria

1.	Reclassification of costs included in net sales. RT 19 establishes that only reimbursements and allowances may be deducted from sales and not direct taxes. Therefore, turnover taxes and other costs directly associated with sales were reclassified at operating costs.

•	Goodwill. RT 19 provides for the breakdown of the goodwill in a specific caption within the balance sheet separating it from the Intangible Assets caption. Depreciation of the caption shall be set forth in the consolidated statement of operations as Depreciation of goodwill. In previous years/twelve month periods, the Company included it within Equity losses from related companies.

•	Exposure and Valuation of Class “A” Preferred Shares

At the time of issuance of Class “A” preferred shares, there were no domestic standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company decided to expose such shares in its stockholders’ equity and to value them at their nominal value, restated in constant pesos at each year end, since, based on their issue terms, they were a principal instrument subject to corporate risk.

RT 17 establishes as a particular standard that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and exposed basically considering their substance and economic reality.

With the adoption on an early basis of the new standards, the Company’s Management—with its legal counsel’s assistance—made a new analysis of the issue in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares must continue being part of Nortel’s stockholders’ equity.

The grounds for this position include:

NORTEL INVERSORA S.A.

•	The redemption and dividend commitment of Class “A” preferred shares is subject to the condition there exist liquid and realised profits.

•	The liability to redeem Class “A” preferred shares arises only after meeting the condition precedent that there exist liquid and realised profits.

•	Therefore, holders of Class “A” preferred shares are shareholders and not creditors.

The adoption of these new valuation and disclosure criteria resulted in the following impact for the year ended December 31, 2002 and in a retroactive adjustment for the comparative figures, as follows:

	Years/twelve month periods ended
	12.31.02	12.31.01	12.31.00	12.31.99
	(loss) profit
• Changes in valuation criteria of assets and liabilities
1. Other receivables
The Telecom Group	—	(3)	(3)	—
Minority interest	—	1	2	—

	—	(2)	(1)	—

2. Loans arising from refinancing
The Telecom Group	43	—	—	—
Minority interest	(20)	—	—	—

	23	—	—	—

3. Derivative financial instruments
The Telecom Group	—	—	—	—
Subsidiaries of Telecom	—	—	—	—

	—	—	—	—

4. Temporary differences from translation
The Telecom Group	(36)	—	—	—
Minority interest	21	—	—	—

	(15)	—	—	—

5. PCS license(*)
The Telecom Group	44	—	—	—
Minority interest	(20)	—	—	—

	24	—	—	—

Total valuation adjustments FY 2002	32	—	—	—
Total adjustments in Unappropriated retained earnings at years/periods end	—	(2)	(1)	—

(*)	As stated in the new accounting standards, this change in valuation criteria has been applied prospectively as from year 2002. If such change had been applied retroactively, the net income for the years 2001 and 2000 would be increased by 24 and 8, respectively.

• Changes in disclosure criteria
1. Net sales
The Telecom Group
—Turnover tax	131	233	223	218
—Settlement outgoing expenses	102	70	94	127
—Other direct costs of sales	34	48	19	—

Higher net sales	267	351	336	345

2. Cost of services provided
The Telecom Group
—Turnover tax	(131)	(233)	(223)	(218)
—Settlement outgoing expenses	(102)	(70)	(94)	(127)
—Other direct costs of sales	(34)	(48)	(19)	—

Higher operating costs	(267)	(351)	(336)	(345)

Net effect of reclassifications in the Consolidated statements of operations	—	—	—	—

d)	Accounting for inflation

The consolidated financial statements have been prepared in million of Argentine pesos of constant currency, recognizing the inflation effects. In order to prepare the accounting for inflation, the mechanism established by RT 6 was used.

From September 1995, in accordance with the Argentine GAAP and CNV Resolution No. 272/95 with provisions of National Government Decree No. 316/95, inflation adjustments of financial statements had been discontinued.

However, the end of the stability context, which characterized the period in which the Convertibility Law was applicable and had justified the discontinuation of the accounting for inflation, forced the CPCECABA to issue Resolution No. 3/02 which reestablished the mechanism of restatement of the financial statements according to RT 6, amended by RT 19, using the Wholesale Internal Prices Index, from January 1, 2002.

NORTEL INVERSORA S.A.

In July 2002, National Government Decree No. 1269/02 repealed Decree No. 316/95, reestablishing the accounting for inflation of the financial statements. The CNV, though Resolution No. 415/02, adopted this procedure. Consequently, present financial statements are restated in constant pesos since January 1, 2002, fulfilling the accounting and legal standards.

NORTEL INVERSORA S.A.

Changes in price indices for the fiscal years/twelve month period ended December 31, 2002, 2001 and 2000 have been as follows:

Years/Period	Wholesale Internal Prices Index	Consumer Prices Index
January ’00 – December ’00	1.08	(1.81)
January ’01 – December ’01	2.71	(0.80)
January ’02 – December ’02	118.21	40.95

Implicit financing costs have been segregated in the disclosure of assets and liabilities, where significant.

e)	Change of fiscal year-end and comparative financial statements

Consolidated financial statements at December 31, 2002 include as comparative information the fiscal year and the twelve month period ended December 31, 2001 and 2000, respectively, adapted to the new fiscal tear-end approved in September 30, 2000 and included in the Company’s Consolidated financial statements at December 31, 2001 as comparative information.

The comparative figures corresponding to the statements of operations, of changes in shareholders’ equity and of cash flow for the twelve month period ended December 31, 2000 are the result of the addition of the figures corresponding to the fiscal year ended September 30, 2000 to the irregular fiscal year ended December 31, 2000 and the deduction of the amounts corresponding to the three month period ended December 31, 1999. The auditors that reviewed the financial statements used for the calculation of those comparative figures (December 31, 2000, September 30, 2000, and December 31, 1999) issued the reports in all cases without observations.

f)	Financial instruments to hedge financial risk or reduce financing costs

During the period in which the Convertibility Law that fixed the exchange rate between Argentine peso and the dollar at $1 = US$1 was in force, as part of its risk management strategy, Telecom Group had decided to convert a significant portion of its debt obligations denominated in foreign currencies other than the U.S. dollar to the U.S. dollar in order to reach a “natural hedge” with its income fixed in dollars as described in Note 2.g. Occasionally, the Group had also swapped the interest on debt in order to balance its financial payments between fixed and floating interest on debt.

However, due to the change in current macroeconomic conditions described in Note 3, Telecom Group terminated all of its foreign currency and interest rate swap agreements during the second quarter of the year 2002 (see Note 8).

Telecom and its subsidiaries do not invest in speculative derivative financial instruments.

g)	Concentration of credit risk (Number of the customer lines: Unaudited)

Telecom and some of its subsidiaries provide telecommunication services to residential, commercial and governmental clients, granting credit in accordance with regulations governing such services, generally without security. The fixed customer lines (pre-paid lines were not included) were 3,293,952, 3,583,622 and 3,575,389 at December 31, 2002, 2001 and 2000, respectively, and the cellular customer lines (pre-paid lines were not included) were 462,730, 722,906 and 897,310 at these dates, respectively, and represents a diverse customer base.

The risk of collectibility varies among customers largely due to the individual financial situation of the customer. The Telecom Group evaluates the risk of uncollectable accounts and provides an allowance for doubtful accounts receivable.

NORTEL INVERSORA S.A.

h)	Cash and cash equivalents

In the Consolidated statements of cash flow, the Company includes as cash and cash equivalents all highly liquid investments purchased with an original maturity of three months or less.

i)	Revenue recognition of Telecom

Revenue is recognized as services are provided to customers. Revenue recognized may result in receivables not yet billed to customers.

However, in the case of revenues for installation fees, Telecom recognizes them in the period in which the installation service is completed, jointly with the related costs. Considering that the installation costs are higher than the related revenues, it is considered that this criterion corresponds with U.S.GAAP (see Note 20), because U.S.GAAP requires the deferral of the installation fees and the related costs considering the estimated average useful life of customers. However costs in excess of the related revenues cannot be deferred.

For services paid for by the customers but not yet provided to them, Telecom records a liability.

Both services provided for but not billed and services paid for but not rendered are estimated using technical measurement information systems.

j)	Net income (loss) per share

The Company calculates net income (losses) per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net income (loss), less the dividends corresponding to the Class “A” and Class “B” preferred shares.

4.2 Principal valuation criteria

a)	Balances in foreign currency: at exchange rates existing at each year/period end. Exhibit G shows details of foreign currency balances. Foreign exchange gains or losses expressed in constant pesos, net of the effect of the inflation, were credited to or charged against net income of each year/period, as appropriate.

As the devaluation of the peso has been significant, the CPCECABA issued Resolution No. 3/02, subsequently adopted by CNV Resolution No 398/02, that requires for the capitalization of foreign currency exchange differences by debt, originated in the devaluation of the Argentine peso as from January 6, 2002.

These resolutions establish that capitalized foreign currency exchange differences are in advance of the accounting for inflation and are included in the future restatement of the financial statements in constant pesos. Meanwhile, the excess over these constant figures will be recorded in the financial statements. Telecom calculated the capitalization following the methodology described in these resolutions. The financial results capitalized are detailed in Note 5.t. and Exhibit A.

Considering that in the second quarter of fiscal year 2002, the restatement in constant pesos was reestablished and, considering the volatility of the economical and operating variables that affect the Group’s business, the management of Telecom considers reasonable not to capitalize foreign currency exchange differences on fixed assets from April 1, 2002.

b)	Cash and banks in pesos: at nominal value plus accrued interest at each year/period-end, where applicable.

NORTEL INVERSORA S.A.

c)	Trade accounts and other receivables in currency and liabilities originated in the sale or purchase of goods and services and in financial transactions: at its accounting measurement, as a result of the discounted value of the cash flows that will be generated by assets and liabilities by using the internal rate of return at the moment of the initial measurement. This measurement does not significantly differs from the nominal value plus accrued interest at each year/period-end.

Legal fees, commissions and other bond issuance costs corresponding to debt issuance are capitalized as Intangible assets and amortized over the term of the corresponding debt. Amortization is classified within Financial and holding results in the Consolidated statement of operations.

The costs of foreign currency and interest rate swap contracts were amortized on a straight-line basis over the term of the corresponding debt and classified within Interest on debt and Foreign currency exchange losses within Financial and holding results in the Consolidated statement of operations. Results from swaps cancellation described in Note 8 are included within Financial and holding results in the Consolidated statement of operations.

d)	Other receivables and liabilities in currency not included in c) above (except for deferred tax assets and liabilities and retirement benefits): at its accounting measurement, as a result of the discounted value of the cash flows that will be generated by assets and liabilities by using the internal rate of return at the moment of the measurement. This measurement does not significantly differs from the nominal value plus accrued interest at each year/period-end.

e)	Investments:

•	Short term investments: at nominal value plus accrued interest.

•	Public bonds to be held to maturity: at cost plus amortized discount earned using the internal rate of return at date of purchase (see the additional information in Note 3).

•	Other public bonds: at market value less estimated sales costs.

•	Equity investments of Telecom:

-	related companies in which Telecom has significant influence: and its related companies: at the VPP based upon subsidiaries financial statements and using comparable accounting criteria as are used for the Company’s consolidated financial statements. In those companies where their financial statements closing date is different than that of the Telecom’s one, financial statements with a closing date of no more than three months are used for consolidation purposes.

The management of the Company is not aware of any event that modifies its financial position or the results of its operations or significantly affects the valuation of its investments in subsidiaries or related companies and the corresponding results at December 31, 2002, since the approval date of their financial statements.

•	- Investment in Intelsat Ltd.: at acquisition cost or VPP, the least.

•	Capital contributions: at nominal value restated as detailed in Note 4.1.d.

Investments in foreign companies were valued at exchange rates existing at each year/period-end. Foreign exchange gains or losses

NORTEL INVERSORA S.A.

are accounted for in the Temporary differences from translation caption of the Consolidated balance sheets. Investments are detailed in Exhibit C and D.

f)	Inventories: at each year/period-end replacement cost. Inventories have been recorded at amounts which do not exceed their net realizable value.

The sales prices of cellular handsets are influenced by a marketing strategy to achieve higher market penetration by reducing customer access costs, without losing sight of the overall cellular business profitability. As a result, on occasion, the management of Telecom decides to sell handsets at prices lower than replacement cost. As these sales price policies are the result of decisions of the management of Telecom, promotional prices are not used to calculate the net realizable value of such inventories.

g)	Other assets:

•	Deferred printing costs: at cost restated as detailed in Note 4.1.d, which is expensed as directories are issued.

•	Raw materials: at each year-end replacement cost.

h)	Fixed assets:

•	Transferred from ENTel: at the transfer price, restated as detailed in Note 4.1.d less accumulated depreciation at year/period-end. At December 31, 2002, title transfer of 4.73% of these assets remains to be completed; Telecom is in full possession of these assets, and they are integrated into the economic activity of Telecom.

•	Acquired subsequent to November 8, 1990: at acquisition cost, restated as detailed in Note 4.1.d less accumulated depreciation.

The cost of fixed assets whose construction over a prolonged period of time is financed includes capitalized interest on associated third party financing. These costs are detailed in Note 5.t. and Exhibit A.

Fixed asset acquisitions financed by leases are recorded at the estimated price which would have been paid on a cash basis, with the unpaid amount discounted using the internal rate of return at the moment of the initial measurement (including the purchase price option), recorded as a liability.

Fixed assets whose operating condition warrants replacement earlier than the end of the useful life, are depreciated based on the remaining useful life assigned in accordance with the Telecom’s investment plan.

Fixed assets are depreciated using the straight-line method over the estimated useful lives of each asset class.

In that respect, as a consequence of an integral review performed in the year 2001 by an independent specialist of the useful lives of Telecom’s fixed assets, Telecom confirmed that the remaining lives of the copper external wiring and related infrastructure were extended by the development of the ADSL (Asymmetric Digital Subscriber Line) technology and the massive deployment of its services during the year 2001.

Therefore, Telecom, as recommended by the independent specialist, extended the remaining useful life assigned to such assets by 5 years and adopted new depreciation rates and a broader classification for the new assets as from January 1, 2001. This change resulted approximately in a 111 reduction in depreciation expense for the year ended December 31, 2001.

NORTEL INVERSORA S.A.

Fixed assets, net of accumulated depreciation, taken as a whole, are not valued in excess of recoverable value (see the additional information in Note 3). Fixed assets activity is detailed in Exhibit A.

i)	Intangible assets: at acquisition cost, restated as detailed in Note 4.1.d less accumulated amortization at year/period-end.

The cost of intangible assets developed over a prolonged period of time includes capitalized interest on associated third party financing. These costs are detailed in Note 5.t.

Intangible assets are depreciated using the straight-line method, over the estimated useful lives of each asset class, except for PCS license, as follows:

System development costs	60 months
Debt issue costs	Initial debt term
Usage rights	180 months
Exclusivity rights	Contract term
Websites	24 months
Trademarks and patents	180 months

Telecom has suspended the amortization of the PCS license as from FY 2002 in accordance with the new accounting standards, because it is an intangible with non-defined useful life, whose accounting value does not exceed its recoverable value.

j)	Goodwill: at acquisition cost, restated as detailed in Note 4.1.d less accumulated amortization at year/period-end.

Goodwill is depreciated using the straight-line method over a sixty months period.

k)	Dismissal indemnities and termination payments are charged to other expenses when a termination decision is made by Telecom.

l)	Taxes payable:

•	Income Tax: income tax is calculated on estimated taxable income at the statutory tax rate in effect at year-end (35%). The resulting amount was charged to Income tax in the Consolidated statement of operations. It also includes the effects of the adoption of the deferral method (see Note 10). Deferred tax assets and liabilities have been valued at nominal value in accordance with CNV Resolution No. 434.

•	Tax on minimum presumed income: the Telecom Group has estimated tax loss carryforward by the end of the year 2002. Consequently, for the fiscal year ended December 31, 2002, a credit for tax on minimum presumed income was recorded and has been included in Other receivables, because it was estimated that the payments for this tax will be recoverable within the legal term of prescription.

•	Turnover Tax: for the fiscal years/twelve months period ended December 31, 2002, 2001 and 2000, turnover taxes as an overall percent of applicable revenues were 3.41%, 3.38% and 3.08%, respectively.

m)	Other liabilities:

•	Retirement benefits: represent obligations for accrued and unpaid benefits stipulated in collective bargaining agreements. Accruals are actuarially determined based upon existing information at each year-end.

n)	Reserves:

•	Asset reserves: have been provided for doubtful accounts receivable, other receivables for the recoverability of the deferred net assets and for inventories whose realization is not

NORTEL INVERSORA S.A.

assured based upon year/period-end analyses. Additional information is given in Note 3.

•	Liability reserves: have been provided for contingencies based upon management estimates and the opinion of legal counsel.

Activity in these reserves is detailed in Exhibit E.

m)	Shareholders’ equity accounts: they are restated as described in Note 4.1.d, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

The redeemable preferred shares, whose characteristics are detailed in Note 7, have been valued at nominal value restated as detailed in Note 4.1.d, and disclosured in the equity shareholder’s, because the compromised redemption, and the corresponding dividends, are subject to the existence of liquid and realized income.

n)	Statement of operations accounts: they are restated as follows:

•	charges by consumption and non monetary assets depreciation (fixed and intangible assets) were recorded considering the restated amounts;

•	financial results in constant pesos are disclosed net of the effect of the inflation generated by the corresponding assets and liabilities;

•	other results at cost restated as described in Note 4.1.d.

o)	Unusual losses: represent losses that perform only one of the necessary requirements to be classified as extraordinary (atypical and exceptional issue) and that must be shown as a separate caption in the ordinary results.

They corresponded to a part of the “Tax on credits and debits in bank accounts and other operations” that impacts directly in the costs of the Group, because, until February 18, 2002, only one portion of this tax could be deducted from the determinative income tax and VAT. The new tax is in force since April 3, 2001 to December 31, 2002. Its collection would be affected to the creation of a Fund of Public Emergency and the Government had expressed its intention to consider the total tax as payment in advance of VAT and income tax at the moment that it would cease the economic emergency.

As a consequence of the serious economic crisis and the importance of this tax measured in terms of tax collection, the National Government extended its force until December 31, 2004. The management of the Company had estimated that this extension would be probable; so that, as from the second quarter of fiscal year 2002, $46 million of unusual losses have been reclassified to Operating costs.

NOTE	5—DETAILS OF PRINCIPAL CONSOLIDATED FINANCIAL STATEMENT CAPTIONS

The composition of principal financial statement captions is as follows:

Consolidated balance sheets at December 31,	2002	2001
CURRENT ASSETS
a) Cash and banks
Cash	3	9
Banks	50	87
National and Provincial Public bonds(*)	36	32

(*) With settlement power in their respective jurisdictions and used by Telecom to pay taxes there.	89	128

b) Investments
Short term investments (Exhibit D)	1,151	345
Public bonds (Exhibit C)	185	—

	1,336	345

NORTEL INVERSORA S.A.

Consolidated balance sheets at December 31,	2002	2001
c) Trade accounts receivable
Basic national and international telephone service, data transmission and internet	516	1,239
Cellular telephone service in the Argentine Republic	282	591
Cellular telephone service abroad	69	59
Directories edition	25	103

Subtotal of trade accounts receivable	892	1,992
Allowance for doubtful accounts receivable (Exhibit E)	(296)	(513)

	596	1,479

d) Other receivables
Deferred tax assets (Note 10)	4	152
Tax credits	17	59
Prepaid expenses	16	35
Accounts receivable from employees	8	24
Accounts receivable from unions	1	2
Swap agreements collateral	—	292
Various	30	69

	76	633

e) Inventories
Cellular handsets and equipment (Exhibit F)	17	52
Allowance for obsolescence of inventories (Exhibit E)	(5)	(4)

	12	48

f) Other assets
Deferred printing costs	2	9
Raw materials	1	4

	3	13

NON-CURRENT ASSETS
g) Trade accounts receivable
Basic national telephone service	—	8
Directories edition	1	—

	1	8

h) Other receivables
Deferred tax credit (Note 10)	581	37
Credit on tax on minimum presumed income	84	45
Other tax credits	1	4
Certificates of tax credit	31	41
Prepaid expenses	6	15
Receivables from sale of Sky Argentina S.C.A	5	11
Various	7	1

Subtotal	715	154
Allowance for other receivables (Exhibit E)	(577)	(37)

	138	117

i) Goodwill

	Original value at beginning of year	Additions	Original Value at year end	Amortization			Net balance 2002	Net balance 2001
				Accumulated at beginning of year	For the year	Accumulated at year end
On the acquisition of Cable Insignia	1	2	3	(1)	—	(1)	2	—
On the acquisition of Soluciones	71	—	71	(61)	(10)	(71)	—	10
On the acquisition of Micro Sistemas	5	—	5	(5)	—	(5)	—	—

Total 2002	77	2	79	(67)	(10)	(77)	2

Total 2001	77	—	77	(49)	(18)	(67)		10

NORTEL INVERSORA S.A.

Consolidated balance sheets at December 31,	2002	2001
CURRENT LIABILITIES
i) Accounts payable
Vendors	357	881
Advance from customers (Note 4.1.h)	21	22
Capital leases (Note 11)	2	63
Companies Law No. 19550 Sect. 33 and related parties (Note 7.c)	11	105

	391	1,071

j) Compensation and social benefits payable
Vacation, awards and social benefits	41	94
Termination benefits	15	28
Compensation fund	5	11

	61	133

k) Taxes payable
Tax on minimum notional income	50	—
Income tax (net of payments)	—	31
VAT (net of payments)	27	65
Turnover tax	24	44
Other taxes	18	46

	119	186

l) Other liabilities
Declared and available dividends payable	3	4
Declared and available Redemption of Class “A” Preferred shares payable	13	9
Repair fund	13	13
Contribution to social programs for Internet access and other	4	28
Various	9	4

	42	58

NON-CURRENT LIABILITIES
m) Accounts payable
Vendors	—	4
Capital leases (Note 11)	—	20

	—	24

n) Compensation and social benefits payable
Termination benefits	18	52
Compensation fund	11	31

	29	83

o) Other liabilities
Retirement benefits	6	15
Lease of international capacity	14	9
Various	9	4

	29	28

	Income (expense)
Consolidated statement of operations Years/twelve month period ended December 31,	2002	2001	2000
p) Net sales
National and international telephone service	2,510	4,453	4,768
Cellular telephone service	1,028	1,809	1,907
Data transmission and Internet	422	640	559
Directories edition	23	102	115

	3,983	7,004	7,349

q) Equity loss from related companies
Latin American Nautilus	(15)	(5)	—
Intelsat Ltd.	—	2	—
Agroconnection	—	(2)	—
Multibrand	—	—	(2)
Nahuelsat	(8)	(1)	—

	(23)	(6)	(2)

s) Depreciation of goodwill
Soluciones	(10)	(15)	(15)
Micro Sistemas	—	(2)	—
Cable Insignia	—	(1)	—

	(10)	(18)	(15)

r) Financial and holding results
Generated by assets
Interest earned on short term investments	(3)	48	67
Interest earned on trade accounts receivable	78	89	79
Foreign currency exchange gains	621	(2)	—
Results from measurement of assets at present value	—	(3)	(3)
Results on holding of national and provincial public bonds by collection	(72)	—	—
Losses on exposure to inflation	(2,073)	—	—
Other financial results	(84)	(13)	22

Total generated by assets	(1,533)	119	165

NORTEL INVERSORA S.A.

	Income (expense)
Consolidated statement of operations Years/twelve month period ended December 31,	2002	2001	2000
Generated by liabilities
Interest on debt(*)	(912)	(663)	(646)
Capitalized interest on work in progress and intangible assets	66	103	129
Capitalized foreign currency exchange differences by debt	891	—	—
Results from swaps cancellation	(279)	—	—
Tax on corporate indebtedness	(4)	(15)	(48)
Foreign currency exchange losses	(4,412)	(13)	4
Gains on exposure to inflation	935	—	—
Results from measurement of liabilities at present value	43	—	—

Other financial results	(57)	(34)	(28)

Total generated by liabilities	(3,729)	(622)	(589)

Total financial and holding results	(5,262)	(503)	(424)

(*)	Includes (9), (11) and (7), respectively, corresponding to the amortization of debt issue costs.

s) Other expenses, net
Dismissal indemnities and termination benefits	(48)	(83)	(48)
Reserves for contingencies	(100)	(39)	(46)
Disposal of inventories leased without charge	(22)	—	—
Net income from sale of fixed assets and other income (expense), net	(3)	(7)	(11)

	(173)	(129)	(105)

t) Unusual losses
Tax on credits and debits in bank accounts an other bank operations	—	(33)	—

NOTE 6—SUPPLEMENTARY CONSOLIDATED CASH FLOW INFORMATION

The Company uses the indirect method of reconciling net income to cash flows provided by operating activities.

Funds in excess of daily cash needs are invested in short term investments with maturities of less than nine months and, as a result, such investments are not presented in the Consolidated statements of cash flows.

The composition of cash and cash equivalents is as follows:

	At December 31,
	2002	2001	2000	1999
Cash and banks	53	96	52	39
Short term investments	1,271	345	692	411

Total of cash and cash equivalents	1,324	441	744	450

Income tax payments are as follows:

Years/twelve month period ended December 31,	2002	2001	2000
Income tax paid	—	233	277

Changes in assets and liabilities by financial statement caption are as follows:

Net decrease (increase) in assets
Investments not considered as cash or cash equivalents	55	—	—
Trade accounts receivable	(98)	(223)	(354)
Other receivables	1.027	(137)	65
Inventories	(16)	142	(152)
Other assets	10	4	—

	978	(214)	(441)

Net increase (decrease) in liabilities
Accounts payable	(385)	(440)	131
Compensation and social benefits payable	(129)	11	(48)
Taxes payable	(59)	87	(20)
Other liabilities	(21)	(16)	(42)
Reserves	(95)	(41)	(57)

	(689)	(399)	(36)

•	Principal non-cash transactions

The principal non-cash transactions, which are not reflected in the Consolidated statements of cash flows are as follows:

NORTEL INVERSORA S.A.

Years/twelve month period ended December 31,	2002	2001	2000
Fixed asset acquisitions financed by debt and accounts payable	11	342	770
Fixed asset acquisitions financed by capital leases	1	9	7
Intangible assets acquisitions financed by accounts payable	—	4	11
Inventories acquisitions financed by accounts payable	—	33	103
Capitalized interest on fixed assets and intangible assets	67	103	129
Inventories leased without charge	11	33	161
Transactions with national and provincial public bonds
Trade accounts receivable collections	847	32	—
Income tax payments	(46)	—	—
Other taxes payments	(402)	—	—
Accounts payable payments	(222)	—	—

	267	556	1,181

•	Principal investing activities

Non current investments and related intangible assets acquisitions are as follows:

Intelsat Ltd.	—	—	2
Capital contributions to Latin American Nautilus	—	—	(13)
Capital contributions to Agroconnection	—	—	(2)
Advanced for the acquisition of shares of Latin American Nautilus	—	—	(2)

	—	—	(15)

Fixed asset acquisitions include the following:

Debt repayment on fixed assets acquired in prior periods	(237)	(598)	(585)

Intangible asset acquisitions include the following:

System development costs	(18)	(59)	(76)
PCS licenses	(1)	(183)	(185)
Exclusivity rights	(3)	(11)	(28)
Usage rights	(1)	—	(7)
Band B of Paraguay licence	(1)	—	—
Websites	—	—	(2)

	(24)	(253)	(298)

Funds used and generated by Investments not considered as cash or cash equivalents are as follows:

Public bonds	99	(9)	196
Investment denominated in foreign currency	—	—	229
Proceeds from sales of fixed asset	2	2	11

	101	(7)	436

•	Principal financing activities

The principal components of financing activities are:

Corporate bonds	—	356	522
Bank loans	18	1,226	1,997

Debt proceeds	18	1,582	2,519

Notes	—	(31)	(31)
Corporate bonds	—	(218)	(1,466)
Notes	(42)	(1,213)	(910)
Bank loans and others	—	—	(50)

Repayment of debt	(42)	(1,462)	(2,457)

Notes	—	(2)	(4)
MEDS	—	—	(33)
Corporate bonds	(190)	(312)	(412)
Swap contracts collateral	(67)	(292)	—
Bank loans and others	(86)	(142)	(116)
Fixed asset and inventory acquisitions	(98)	(185)	(116)
Tax on corporate indebtedness	(2)	(22)	(55)
Debt issue costs	—	(4)	(11)

Payment of interest and related expenses	(443)	(959)	(747)

NORTEL INVERSORA S.A.

NOTE 7—TRANSACTIONS AND BALANCES WITH RELATED COMPANIES AND PARTIES AS DEFINED UNDER LAW No. 19550 SECTION 33

a)	Related parties

Related parties are those legal entities or individuals other than related companies defined under Law No. 19550, Section 33, and which are related to the Operators.

b)	Management Contract. Suspension of certain services and payment of the Management Fee until the Contract maturity.

In accordance with point 3.1.3 of the Pliego, Telecom entered into a management agreement with the Operators, approved by Decree No. 2332/90 as appendix of the Transfer Agreement. The Management Contract would be automatically renewed as long as Telecom continued to provide services during the exclusivity period.

Under this contract, the Operators committed to provide Telecom with their experience, technology and operating skills in the area of public telecommunications services including, between other provisions, the selection and hiring of qualified management personnel.

In August 1999, the parties ratified a new five years management contract (“the Contract”, effective since the expiration date of the previous contract) with terms and conditions substantially equivalent to the original contract, renewable for a subsequent five year period (since the maturity of the exclusivity period of the license, which was on October 9, 1999) upon agreement by all parties.

In October 2001, considering the Argentine economic recession, the Operators granted Telecom a temporary decrease of the fee set forth in Point 2.7 of the Contract (“Management Fee”),, from 3% to 1.25%, without affecting the services to be provided by the Operators or the clauses of the Contract. This decrease was effective during the period extending from October 1, 2001 to March 31, 2002.

Considering the seriousness and extension of the crisis that affected to Argentina and its impact over Telecom’s situation, the Board of Directors agreed with the Operators to suspend transitorily—except for the provisions of the section referred to as “Management and Know-how” on highly qualified personnel to assist in the management—from April 1, 2002 to December 31, 2002 the rights and obligations of the parties provided for in section II of the Contract, which included the suspension of the accrual and collection of the Management Fee. The latter notwithstanding the special services required by Telecom pursuant to what is specifically provided in the Contract. Likewise, France Cables et Radio S.A. and Telecom Italia SpA. stated that, as the Operators—pursuant to Decree No 62/90, as amended and supplemented -, confirmed their intention to provide Telecom with all the reasonable support and cooperation in order to help Telecom overcome its present difficulties, exclusively recovering travelling and hotel expenses related to their involvement in these matters.

Considering that there is an extension of the causes that motivated the agreement before mentioned, Telecom required the Operators to extend all its terms until the Contract maturity, provided in Point 7.2 of mentioned contract (October, 2004), which has been accepted by the Operators.

NORTEL INVERSORA S.A.

c)	Balances with Law N° 19550, Sect. 33 Telecom’s related companies and parties:

Consolidated balance sheets at December 31,	2002	2001
NON-CURRENT ASSETS
Investments
Multibrand (Exhibit C)	—	2

Total with related companies	—	2

CURRENT LIABILITIES
Accounts payable
Multibrand	1	2
Latin American Nautilus	3	1

Total with related companies	4	3

Telecom Italia S.p.A. Argentina branch	—	31
Telesoft S.p.A. Argentina branch	—	11
Saritel S.A.	—	4
Pirelli Cables S.A.	—	2
Teco Soft Argentina S.A.	1	—
France Cables et Radio Argentina Branch	6	39
Tel 3 S.A	—	4
Sofrecom Argentina S.A.	—	11

Total with related parties	7	102

Total	11	105

d)	Transactions with Law N° 19550, Sect.33 Telecom’s related companies and parties:

Years/twelve month period ended December 31,	2002	2001	2000
	Cost of services
* Services received
Multibrand	(3)	(9)	(9)
Latin American Nautilus	(15)	(4)	—
Nahuelsat	(7)	(11)	(3)
Intelsat Ltd.	(8)	(7)	(9)

Subtotal related companies	(33)	(31)	(21)

Telecom Italia S.p.A. Argentina branch	(13)	(118)	(148)
Telesoft S.p.A. Argentina branch	(14)	(35)	(26)
Teco Soft Argentina S.A.	(10)	—	—
Olivetti Argentina S.A.	(2)	(7)	(2)
France Cables et Radio Argentina branch	(14)	(122)	(159)
Sofrecom Argentina S.A.	(9)	(22)	(9)
Tel3	(1)	(7)	(4)
Italtel S.A.(*)	—	—	(2)
Sirti Argentina(*)	—	—	(7)
Subtotal related parties	(63)	(311)	(357)

Total cost of services provided	(96)	(342)	(378)

* Goods purchased
Telesoft S.p.A. Argentina branch	6	50	52
Teco Soft Argentina S.A.	4	—	—
Pirelli Cables S.A.	1	2	—
Sofrecom Argentina S.A.	14	33	46
Tel3 S.A.	5	20	28
Olivetti Argentina S.A.	—	2	4
Saritel S.A.	—	4	4

Sirti Argentina(*)	—	—	44

Total goods purchased to related parties	30	111	178

(*)	Sirti Argentina and Italtel were no longer Telecom Group’s companies since August 2000 and September 2000, respectively.

e)	Information on companies of the Telecom Group

•	Merger with Internacional

Telintar, a company dissolved and then merged with Internacional, that was then merged into Telecom as from October 1, 1999, presented to the DGI in April 1995 a claim for the refund of operations and asset taxes of approximately $6 million. As the DGI has yet to rule on the company’s claim, the corresponding requested refund has not been recorded.

•	Sale of shares of Agroconnection

On April 24, 2002, Telecom’s Board of Directors approved the transfer of its interest in Agroconnection (21,428 Class “A” preferred shares) to the remaining shareholders of that company. The transfer price was agreed in $150,000, of which $1,000 were received in cash and the balance will be cancelled by way of a

NORTEL INVERSORA S.A.

credit to advertise in the Agro Connection S.A. site. This operation was fulfilled on June 28, 2002.

•	Sale of interest in Intelsat Ltd.

On June 6, 2002, the Board of Directors of Telecom approved the transfer of 200,432 ordinary shares of its whole interest in Intelsat Ltd. (260,432 ordinary shares) in the Initial Public Offering (“IPO”) of its ordinary shares that this company intended to conduct at the NYSE and that would be completed by no later than December 31, 2002. However, the market’s adverse conditions impelled to the cancellation of the IPO, as noticed in January 2003.

NOTE 8—DEBT

Debt consists of the following:

Consolidated Balance Sheets at December 31,	2002		2001
Current
• Capital
Corporate bonds	5,367		894
Bank loans and others	2,082		783
Fixed asset acquisitions	2,503		643
Inventory acquisitions	507	10,459	100	2,420

• Accrued interest		560		113

• Compensatory interest		34		—

		11,053		2,533

Non-current
• Capital
Corporate bonds	—		2,538
Bank loans and others	141		928
Fixed asset acquisitions	—		845
Inventory acquisitions	—	141	248	4,559

• Accrued interest		3		—
		144		4,559

Total debt		11,197		7,092

Corporate bonds of Telecom

Telecom issued various debt instruments under Corporate Bonds Law No. 23576. The following is a summary of the major characteristics of each outstanding issue:

Global Program	Date of issue	Nominal value (in million)			Term, in Years	Maturity date	Annual interest rate as a %			Book value at 12.31.02 (a)	Market value at 12.31.02
B
Series C	11.15.95	US$	200		7	11.15.02		12.0000		425	136	(e)
Series E	05.05.97	US$	100		8	05.05.05		4.6990	(b)	337	145
Series F	05.30.97	Euro	207	(d)	10	05.30.07		8.8750		731	299
Series H	03.18.98	Euro	207	(d)	10	03.18.08		4.8100	(c)	731	299
Series I	04.08.99	Euro	200		5	04.08.04		8.3750		706	332
Series K	07.01.99	Euro	250		3	07.01.02		7.2500		883	233
D
Series 1	04.07.00	Euro	250		3	04.07.03		7.6250		883	415
Series 2	07.02.01	Euro	190		3	07.02.04		9.5000		671	316
								Capital plus premiums		5,367	2,175

						Accrued payable interest				399
							Co	mpensatory interest		7

										5,773

NORTEL INVERSORA S.A.

(a)	Tax on corporate indebtedness is not included.
(b)	The series was issued at LIBOR plus 3.125%.
(c)	6 month LIBOR for Itl plus 1.5%.
(d)	They were originally issued in Italian Lira.
(e)	Last available quotation.

•	Use of financing proceeds

Series C was applied to restructure liabilities and working capital in Argentina. As a result of the repurchase of obligations in 1997 (US$72 million) and retirement of obligations on November 15, 1999 (US$1,873,000), the principal balance outstanding is US$126,127,000.

Series E was applied to restructure liabilities.

Series F, H, I, K, 1 & 2 were used to restructure liabilities and for working capital in Argentina.

•	Global debt programs

•	Global program B

The period for debt instruments permitted to be issued under this program ended August 10, 1999. At December 31, 2002, Telecom has six series of bonds outstanding under this program.

•	Global programs C and D

Telecom has two programs for the issue and re-issue of corporate bonds not convertible into shares: one for short-term debt up to US$200 million (“C”) and one for medium term debt up to US$1,500 million (“D”). At December 31, 2002, Telecom has two series of bonds outstanding under program D.

•	Characteristics of corporate bonds

Telecom’s shareholders granted the Board of Directors of Telecom the authority to set the terms of debt instruments within each program: amount, interest rate, series price and currency denomination.

Debt instruments corresponding to corporate bonds and indebtedness programs have been assessed by two businesses which rate risk within Argentina.

Terms and conditions of corporate bonds establish certain commitments by Telecom, in case that:

a)	Telecom permits certain liens on assets or revenues in order to offer security for certain debt obligations, without offering equal coverage to corporate bonds outstanding.

b)	Telecom and its subsidiaries may merge or consolidate with any outside party, selling or otherwise disposing of assets which may be considered integral to the provision of telecommunication services.

Banks loans

•	Syndicated loans to Telecom

Lead bank	Nominal value (in million)		Term, in years	Maturity Date	Annual interest rate as a %	Debt amortization	Net book value at 12.31.02 (a)
Banc of America	US$	135	3	9.28.03	LIBOR plus 1.625% (year 1) LIBOR plus 1.875% (year 2) LIBOR plus 2.125% (year 3)	At maturity. Prepayment permitted	455

							455

(a)	Includes capital and interest

NORTEL INVERSORA S.A.

At December 31, 2002 LIBOR was 1.38%.

•	Titan financial trust

Personal issued two promissory notes dated August 23, 2000 for US$ 30 million each, with maturity dates on August 23, 2002 and August 25, 2003, respectively, in favor of Bank of America N.A., Buenos Aires Branch, which were part of the TITAN Telecom Personal 2000 Class I Financial Trust constituted under the zero coupon regime by the mentioned entity according to Law No 24441 of the Argentine Republic. Simultaneously, Personal and the trustee executed an early cancellation agreement under which Personal, given certain events, agreed to the notes’ early cancellation at their current value and to bear the early termination costs arising from the forward purchase agreements that, under the Trust agreement, trustee should contract as coverage of the dollar revenue coming from the notes’ collection and the disbursements in pesos deriving from its payment obligation under the debt securities.

Subsequently, Personal notified trustee of the occurrence of a fact that constituted an event of default under the terms of the early cancellation agreement. This situation resulted in the submission of a refinancing proposal modifying the Trust’s terms and conditions. Such proposal was accepted by Trustee.

Pursuant to Decree No 992/02 in relation to the re-organization of the financial system, under which liabilities in dollars of forward contracts were converted into pesos at a rate of US$1 = $1.40, Personal notified its intention of suspending the negotiations and the execution of the documentation provided for in the proposal. These facts gave rise to controversies between the parties resulting in the execution of an arbitration agreement.

On November 28, 2002 an arbitration court issued a final and unappealable award for the parties providing that after the passing of Decree No 992/02, Personal was legally bound to carry out the transactions set forth in the proposal, award which has been duly and timely complied with.

In fulfillment of the award, on December 13, 2002, the parties executed an agreement providing for the termination of the early cancellation agreement and the forward contracts with retroactive effect as of June 13, 2002. By virtue of this, Personal undertook the obligation to bear the forward contracts termination costs for an approximate amount of US$ 27 million evidenced in four promissory notes denominated in US dollars and governed by the law of the State of New York (the “BofA Promissory Notes”), payable in 18 consecutive quarterly installments after a grace period running from June 13, 2002 to and including December 31, 2003, plus interest at LIBOR plus an annual 3% interest rate payable quarterly as from the expiration of the grace period. Likewise, it was agreed to replace the original promissory notes by a new promissory note for an approximate amount of US$ 27 million under the terms and conditions set forth by the law of the State of New York (the “Holders’ Promissory Note”) payable on June 13, 2008 plus interest at LIBOR plus an annual 3% interest rate accruing as of June 13, 2002 that will be quarterly paid as from the expiration of the grace period. The agreement provides that LIBOR plus 3% shall not exceed a 10% annual interest rate.

It should be noted that this debt is not excluded from the financial debt total restructuring that the Telecom Group is carrying out together with its creditors.

NORTEL INVERSORA S.A.

Valuation and disclosure of debt as of December 31, 2002

According to the Argentine new accounting rules early application, mentioned in Note 4.1.c., Telecom has analyzed the impact of new agreements on the TITAN Financial Trust valuation.

To that respect, pursuant to these accounting rules said agreements have been ranked as debt refinancing, given that the new debt discounted value differs more than 10% from the original debt discounted value. Consequently, and according to the provisions of RT 17, section 4.5.8. “Currency liabilities originated in refinancing”, Telecom recorded the debt reduction existing at the time the mentioned agreements were executed and acknowledged a new debt based upon the best estimate of the sum payable, discounted at a 12% annual rate, which reflects the time value of money and the risks specific to this operation. This refinanced debt was reported as non current loans according to the terms of the new agreement.

This new way of measuring the debt at its present value compared to the original debt recorded value, generated earnings before tax for approximately $43 million during the 2002 fiscal year that were recognized in Results from measurement of liabilities at present value within Financial and holdings results in the consolidated statements of operations.

NORTEL INVERSORA S.A.

•	Other bank loans

In addition, the Group is indebted under bank loans for 1,627 (capital and exchange rate differences), bearing an average annual rate of 5.25%.

Fixed asset acquisitions

Loans received from banks and other financial institutions for varying amounts and maturity dates bear an average annual interest rate of 4.70%. Some of the more pertinent are:

•	Ceded by ENTel to Telecom

L’Instituto Centrale Per Il Crédito a Medio Termine (“Mediocredito Centrale”) granted the Argentine government a loan credit of approximately Euro 103 million to finance a project for the digitalization of the Argentine telephone network.

The Argentine government ceded to Telecom rights to this loan credit for approximately Euro 50 million. Reimbursement of the capital used will be made in thirty semi-annual, equal installments bearing an annual interest rate of 1.75%. The Argentine government continues to be the debtor obligated to repay the Mediocredito Centrale. Telecom is obligated to comply with the loan credit’s terms and, should it fail to make defined loan installment payments, has authorized the Argentine government to settle such debts with amounts owed Telecom for telecommunication services rendered to the government after the date of non-compliance. At December 31, 2002, the balance owed is 139 (capital plus accrued interest), which approximates Euro 39 million.

•	Japan Bank loan to Telecom

On June 29, 1998 Telecom signed a loan agreement with Japan Bank for International Cooperation under which it borrowed Yen 11,652 million on September 9, 1998 with repayment due on June 15, 2010. At December 31, 2002, the balance owed is 335 (capital plus accrued interest).

Inventory acquisitions

Loans received from banks and other financial institutions for varying amounts and maturity dates bear an average annual interest rate of 4.53%.

Derivative financial instruments

As described in Note 4.1.f, Telecom Group had entered into foreign currency swap and interest rate swaps to hedge the different risks exposed in relation to its debts. However, in connection with its decision to suspend the payments on its financial debts described in Note 14, Telecom Argentina initiated discussions with its counterparts to mutually unwind and terminate its interest rate and currency swap obligations, as payments under such hedges were not consistent with the decision to suspend the payments on its financial debt obligations. In addition, as the Argentine peso is no longer pegged to the U.S. dollar, such hedges no longer served their intended purpose.

As a consequence, during the second quarter of fiscal year 2002, Telecom Group mutually agreed with its swap counterparts to unwind all interest rate and currency swap agreements. The unwinding of these swap arrangements was carried out at its fair value and generated losses of approximately $279 million before income tax which were recognized in Results from swaps cancellation within Financial and holdings results in the Consolidated statements of operations and an increase of Telecom Group’s financial debt position by approximately US$75 million. No cash payments were made to the swap counterparts in connection with the termination of the swap agreements.

NORTEL INVERSORA S.A.

NOTE 9—CAPITAL STOCK

1. Of Nortel

1.1 Capital stock

As of December 31, 2002, total registered, authorized, issued and outstanding shares were as follows:

Capital stock	Subscribed and paid-in
Ordinary shares, $10 nominal value and one vote per share:
Class “A” (belonging to Telecom Italia Group)	26,652,000
Class “B” (belonging to France Cables et Radio Group)	26,652,000

53,304,000

Preferred shares, $10 nominal value and one vote per share (Note 9):
Class “A”	10,624,500
Class “B”	14,704,550

25,329,050

1.2 Preferred shares

Classes “A” and “B” preferred shares are governed by the Argentine laws and are related to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

•	Class “A” preferred shares

The issuance terms of Class “A” preferred shares provide:

a)	An annual cumulative preferential base dividend of 6% for the fiscal years until December 31, 2006 that, for the purposes of its computation, is independent from the results generated in the period and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at LIBOR. At December 31,2002, this rate is 1.4494% and the amount of these interests is approximately $ 0.23 million.

b)	An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period that will be due on December 2006, if the distributable return on capital exceeded 10%.

c)	Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves. In the case of an accrued and unpaid redemption, said sum shall bear interest as of the scheduled redemption payment date until the date they are made available to shareholders, at LIBOR. At December 31,2002, this rate is 1.4494% and the amount of these interests is approximately $ 0.76 million.

d)	Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of liquid and realized profits and/or distributable reserves.

e)	Holders of Class “A” preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 6 of the Terms of Issuance. In the case such right to vote

NORTEL INVERSORA S.A.

applied, each holder of Class “A” preferred shares shall be entitled to cast one vote per share and will vote together with Class “B” preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors where, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class “B” preferred shares in the case they are also entitled to vote. The right to vote of Class “A” preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

Considering that the Company did not pay Class “A” preferred shares holders the compromised amount due to the fiscal year ended December 31, 2001, these shareholders were entitled to vote, according to the issuance term and conditions applicable to that class of shares. The voting right was exercised in Class “A preferred Shareholders Meeting held on April 25, 2002, in which these shareholders elected a regular director and in Class “A” and Class “B” preferred Shareholders Meeting held on September 13, 2002, in which both shareholders elected a regular director and an alternative director jointly.

f)	Class “A” preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class “B” preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No 214/02, explained in Note 4 to the consolidated financial statements, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S, dollars, has been converted into pesos at an exchange rate of $1=US$1 and, as of February 3, 2002 is subject to the application of the “CER” (“reference stabilization index”).

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No.214/02 are as follows:

	Before Decree No. 214/02	After Decree No. 214/02
	(US$)
Class “A” preferred shares:
Par value	11	11
Amount calculated according to the issue terms	317	446
Preferred dividends accrued:
Corresponding to fiscal year 2001	19	27
Corresponding to fiscal year 2002	19	27

•	Class “B” preferred shares

The Terms of Issuance of Class “B” preferred shares set forth that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a share (49.46%) of the Company’s profits legally available for distribution after the payment of the dividends on Class “A” preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%) (currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or

NORTEL INVERSORA S.A.

in any of the events provided for in incise 6 of the Terms of Issuance. In the case such right to vote applies, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company has agreed not to allow its subsidiary Telecom to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At December 31, 2002, the ratio has exceed 1.75 as a consequence of the devaluation of the peso, exclusively.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No.12056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

•	Class “A” and Class “B” preferred shareholders Meeting

On September 13, 2002, an special Class “A” and Class “B” shareholders Meeting was held, because of the Class “B” preferred shareholders request, in view of the terms and conditions of issuance of the Classes “A” and “B” preferred shares, the Company’s By-laws, the Company’s quarterly balance sheet approved on June 6, 2002, and the applicable corporate rules and regulations. In that meeting, it was resolved the election of a Director and an Alternate Director by the Class “A” and Class “B” preferred shareholders jointly.

•	Transfer of Nortel’s listed share to a reduced trading panel

As long as the negative retained earnings absorb the totality of reserves and more than fifty per cent of the adjusted capital stock, because of the serious economic situation described in Note 3, the BCBA resolved to trade Nortel’s listed shares in a reduced trading panel, according to the provisions of Section 38 incise b) of the Rules to List in the BCBA.

•	Nortel’s ADRs listing in NYSE

Under NYSE rules, the ADRs average closing price of a security can not be less than US$1.00 over a 30-day trading period. Consequently, on July 22, 2002, the Company was notified by the NYSE in order to meet the minimum share price criteria, by bringing its share price and average share price back above $1.00; if not, the ADRs would be delisted. The Company replied to the NYSE informing that, as approved by the corresponding Shareholders’ Meeting, the necessary actions will be taken in the corresponding terms, in order to meet the NYSE standards. It should be noted that in the meantime, Nortel’s share price increased and ADRs met once again NYSE’s standards on minimum price per ADR

NORTEL INVERSORA S.A.

2. Capital stock of Telecom

Telecom’s shares are publicly quoted and traded on the BCBA and the NYSE. Only Class “B” shares are effectively traded, as the Company owns all Class “A” shares and Class “C” shares are dedicated to the Share Ownership Program.

Class “B” shares began trading on the BCBA on March 30, 1992, and on the NYSE, under the symbol TEO, on December 9, 1994 in the form of American Depositary Receipts (“ADR” or “ADS”) upon SEC approval of the Exchange Offer. Under provisions of the Exchange Offer, holders of the Company’s ADRs which are restricted under Rule 144-A and holders of Global Depositary Receipts issued under Regulation S were permitted to exchange them for unrestricted ADR, equivalent to 5 Class “B” shares. As from July 15, 1997 Class “B” shares are traded through the International Quotation System of the Mexican Stock Exchange.

Month end market quotations on the BCBA have been as follows:

Month	1999	2000	2001	2002	2003
	Price per share (in Argentine pesos as of each date)
January	4.80	7.41	4.48	2.68	2.14
February	5.39	8.37	3.25	2.34	2.48
March	5.44	6.94	3.13	1.79
April	6.85	5.55	3.15	1.15
May	5.69	4.94	3.14	0.74
June	5.50	5.52	3.09	0.60
July	5.39	5.12	1.97	0.68
August	5.63	4.70	1.97	0.74
September	5.42	4.35	1.71	0.70
October	5.50	3.54	1.25	0.99
November	5.85	2.96	1.26	1.59
December	6.88	3.04	1.81	1.69

NORTEL INVERSORA S.A.

•	Share ownership program

The PPP, established by the Argentine government, included 10% of Telecom’s shares, representing the Class “C” shares transferred to the former employees of ENTel by the government in December, 1992. These shares were pledged to guarantee the balance of the sales price owed by the Telecom’s shareholders to the Argentine government. Prepayment of the balance owed was approved by Decree No. 1623/99 and made by the PPP in March 2000, thereby releasing the pledge.

Shares held by the Guaranty and Repurchase Fund (the “Fund”) of the PPP were restricted from sale until an injunction was released. Once the injunction is lifted, the Fund may sell an amount of shares necessary to cancel the debt owed to former employees participating in the PPP. Shares then remaining in the Fund will be distributed in accordance with the decision of the majority of employees at a special meeting convened in accordance with Decree No. 584/93 Section 15.

The Shareholders’ Meeting of March 14, 2000 approved the conversion of 52,505,360 Class “C” shares affected to the PPP into Class “B” shares to facilitate their sale. In May 2000 participating PPP shareholders sold 50,663,377 shares nationally and internationally as approved by the CNV and as registered with the SEC. As of December 31, 2002 52,415,411 Class “C” shares have been converted into Class “B” shares.

On September 17, 2002, the Judicial Inspector of the PPP required Telecom to take the necessary steps to convert 15,000,000 Class “C” shares held by the Fund into Class “B” shares since the precautionary measures that affected them had been raised. Telecom replied that a conversion requires a Shareholders’ Meeting and further proposed to obtain judicial authorization so that said Meeting should consider the conversion of all Class “C” shares into Class “B” shares in order to avoid holding successive Meetings every time some shares held by the Fund were released from precautionary measures. The PPP Inspector informed that he had not gotten the judicial authorization yet. Telecom is considering this matter.

•	Transfer of Telecom’s listed shares and Corporate bonds to a reduced trading panel

As long as the negative retained earnings absorb the totality of reserves and more than fifty per cent of the adjusted capital stock, because of the serious economic situation described in Note 3, the BCBA resolved to trade Telecom’s listed shares in a reduced trading panel, according to the provisions of Section 38 incise b) of the Rules to List in the BCBA. By the same causes and as a consequence of the suspension of payments of its financial debt, it has also been transferred to a reduced trading panel the trading of Telecom’s Corporate bonds, according to the provisions of Section 39 incises a) and c) of the above mentioned Rules.

•	Telecom’s ADRs listing in NYSE

Under NYSE rules, the ADRs average closing price of a security cannot be less than US$1.00 over a 30-day trading period. Consequently, on July 29, 2002, Telecom was notified by the NYSE in order to meet the minimum share price criteria, by bringing its share price and average share price back above $1.00 within six months of receipt of the notification; if not, the ADRs would be delisted. Telecom replied to the NYSE informing that the necessary actions would be taken in the corresponding terms, in order to meet the NYSE standards.

NORTEL INVERSORA S.A.

However, the NYSE requested Telecom to inform if the measures to correct the minimum average share price would be adopted by the Board of Directors within six month of receipt of the notification or if the issue would be discussed in the next Shareholders’ Meeting.

After ratifying its intention of adopting the provisions necessary to meet the minimum price criterion set forth by the NYSE and, thus, maintain Telecom’s ADRs listing in the market, the NYSE was informed that the issue would be submitted to the Shareholders’ consideration including it in the Agenda of the next Annual Shareholders’ Meeting. It should be noted that in the meantime, Telecom’s share price increased and ADRs met once again NYSE’s standards on minimum price per ADR. Therefore, the Board could propose the Shareholders’ Meeting that it should grant the Board the powers to order an increase in the number of shares evidenced by each Telecom ADR (the “Ratio Change”), if it were necessary to comply with the ADR minimum price criterion, or if the Board deemed it convenient.

NOTE 10—INCOME TAX: ADOPTION OF THE DEFERRAL METHOD

•	Income tax

The composition of the income tax recorded in the consolidated statement of operations is the following:

	Years / twelve month period ended December 31,
	2002	2001	2000
Current tax (expense) benefit	—	(105)	(87)
Deferred income tax (expense) benefit	1,980	57	(23)
Restatement in constant pesos	1,144	(60)	(130)
Deferred income tax (expense) related to the restatement in constant pesos of fixed assets, intangible assets and other assets	(1,276)	—	—

	1,848	(108)	(240)
Allowances for net deferred tax assets	(554)	(3)	(76)

Total	1,294	(111)	(316)

•	Deferred income tax

The Company and Telecom Group have accounted for income taxes under the deferral method according to the FACPCE RT 17.

Deferred income tax provision at each year/period-end has been determined based upon the temporary differences between the financial and tax bases of assets and liabilities. Deferred tax assets arise largely from asset realization allowances not deductible for tax purposes, from tax loss carryforwards and from tax basis of foreign currency exchange differences generated by debts in foreign currency. Deferred tax liabilities principally arise from differences in fixed and intangible assets valuation as compared to the tax basis of such assets, substantially due to differences in depreciation and the tax treatment of capitalized interest and the accounting for inflation in those captions.

To account for these differences, the liability method of accounting is used. Under this method, deferred income taxes are established for all temporary differences, recognizing their variations in Income tax in the consolidated statement of operations. In these aspects, RT 17 is substantially consistent with SFAS 109 and with IAS 12.

Deferred tax credit recoverable value depends on the existence of future profits subject to income tax sufficient to be used before the legal lapse of the right. To that respect, Telecom’s management considers that, due to Decree No 2568/02 mentioned in Note 3, Telecom’s and Personal’s probability of recovering deferred tax credits was significantly affected generating uncertainty as to its recovery capacity.

NORTEL INVERSORA S.A.

Therefore, in accordance with Argentina GAAP and applying a conservative criterion, Telecom’s management has decided to reserve the total of Telecom’s and Personal’s deferred tax credits.

The following summarizes the composition of the deferred income taxes:

NORTEL INVERSORA S.A.

Consolidated balance sheets at December 31,	2002	2001
Net current deferred tax assets (liabilities)
Allowance for doubtful accounts receivable	95	168
Capital leases	(1)	24
Reserves	3	4
Income tax loss carryforward	279	2
Fixed assets	(346)	(31)
Intangible assets	(29)	(15)
Capitalized financial results on fixed and intangible assets, net of depreciation	(78)	(20)
Foreign currency exchange differences originated in the devaluation of the peso	64	—
Other	17	20

Total net current deferred tax assets	4	152

Net non-current deferred tax assets (liabilities)
Capital leases	—	4
Reserves	49	46
Retirement benefits	2	7
Income tax loss carryforward	1.992	87
Fixed assets	(1.436)	(369)
Intangible assets	(38)	(26)
Capitalized financial results on fixed and intangible assets, net of depreciation	(284)	(183)
Foreign currency exchange differences originated in the devaluation of the peso	292	—
Other	4	17

Total net non-current deferred tax assets (liabilities)	581	(417)
	585	(265)
Allowance for deferred tax credits	(572)	(37)

Total net deferred tax assets (liabilities)	13	(302)

The reconciliation of pre-tax income at the statutory rate, to the income tax expense presented in the consolidated financial statements for the years/period ended December 31, 2002, 2001 and 2000 is as follows:

	Years/Period ended December 31,
	2002	2001	2000
Pre-tax income tax calculated at the statutory rate (35%)	1,986	(74)	(227)
Permanent differences
Equity losses from related companies and depreciation of goodwill	(12)	(8)	(6)
PCS license amortization	—	(15)	(9)
Restatement in constant pesos of permanent differences	(114)
Expiration of tax loss carryforwards	(554)	(3)	(76)
Others, net	(12)	(11)	2

	1,294	(111)	(316)

The detail and the expiration date of income tax loss carryforwards calculated at the statutory rate at December 31, 2002 is as follows:

Expiration date	Nortel	Telecom	Publicom	Personal	Núcleo	Consolidated
2003	—	—	—	1	—	1
2004	11	—	—	—	6	17
2005	—	—	—	2	12	14
2006	1	—	—	18	—	19
2007		1,804	6	410	—	2,220

Subtotal	12	1,804	6	431	18	2,271

NOTE 11—CAPITAL LEASES

At December 31, 2002 Telecom holds capital leases by an amount of 2, which due dates are within fiscal year 2003. A summary by major class of fixed assets covered by capital leases, is as follows:

	Book value	Lease terms	Amortization period
Computer equipment	37	3 to 4 years	2,3 and 6 years
Accumulated depreciation	(27)

Net value	10

NOTE 12—COMMITMENTS AND CONTINGENCIES

a)	Holding of shares commitments

1.	In compliance with the terms and conditions of issuance of Classes “A” and “B” preferred shares, the Company may not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly

NORTEL INVERSORA S.A.

approved by the holders of two-thirds of the preferred shares outstanding;

2.	The Pliego provide details of the obligations for both the Company and Telecom, non-fulfillment of which could lead to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom are as follows:

a)	not to reduce its participation in Telecom to less than 51% of the share capital without the authorization of the Regulatory Authority;

b)	not to reduce the participation of the Shareholders in the Company at the time of taking possession to less than 51% of the share capital with voting right, without the authorization of the Regulatory Authority;

c)	that the controlling operator shall not reduce its interest in a subsidiary pre-qualified as operator under the terms of 3.1.12 of the Bidding Terms.

The obligations assumed by Telecom are detailed in section 13.10.6 of the Pliego, excluding sub-sections h) and n).

b)	Purchase commitments of the Telecom Group

At December 31, 2002 the Telecom Group had entered into purchase contracts with domestic and foreign vendors totaling 24 for: switching and PCS network transmission equipment, construction of network, the repair and/or installation of public telephones, infrastructure works and other services. In general, the contracts have been or are expected to be financed, directly or indirectly, by domestic and foreign vendors.

c)	Contingencies of the Company

1.	Proceedings against the Company. Preliminary injunction. Case Farallon Telco Argentina LLC (“Farallon”)v/Nortel Inversora S.A. and Others o/summary proceedings (File No. 38352/01)

On April 24, 2001, the Company was served with notice regarding the scheduling of a mandatory mediation hearing (as stated in Law N° 24573) to take place on May 9, 2001 in order to try to reach an agreement with respect to the claim filed by Farallon. The purpose of the claim is to nullify the points 1, 2, 4, 6 and 7 of the order of the day corresponding to the Company’s shareholders’ meeting held on January 19, 2001, with the amount of damages unspecified. At the hearing on May 9, 2001, a new hearing was scheduled for June 6, 2001, which then terminated the mediation process because the parties did not reach an agreement.

Within the scope of this process, the court issued the following preliminary injunction: a) the suspension of shareholders’ resolution number 2 adopted at the shareholders’ meeting held on January 19, 2001; and b) the appointment of a judicial overseer in charge of informing the court about the Company’s administration, performing a comparative analysis of the Company’s contracting practices with other national and international telecommunications companies, and informing the court on a monthly basis regarding the state of the Company’s corporate books.

Said precautionary measure was appealed by the Company and on May 28, 2002 the Court of Appeals in Commercial Matters resolved as follows: (a) to confirm the suspension of the meeting’s resolution of January 19, 2001 regarding item 2 of the agenda; (b) revoking the appointment of a judicial inspector; (c) to seizing Farallon’s interest in the Company; (d) imposing costs of the appeal as incurred.

NORTEL INVERSORA S.A.

During the month of December 2001 the Company has been served with a claim filed in the judicial system by the plaintiff. Considering that in the documentation attached to the claim were documents in English language and no translation into Spanish was attached, the Company informed the court about this fact and requested the suspension of the term to answer the pleading (according to Section 123 of the Civil and Commercial Procedural Code). This petition was granted by the court, who decided to suspend the term to answer the pleading on December 19, 2001.

This term has not been resumed (see final Note to this chapter).

NORTEL INVERSORA S.A.

2.	Case Farallon v/Nortel Inversora S.A. o/pre-trial proceedings

These proceedings were carried out without the intervention of Nortel Inversora S.A., being the plaintiff’s purpose to perform certain acts before initiating the main lawsuit. Because of the characteristics of this kind of proceedings, no amounts were involved.

We are not aware of the resolution of this procedure. However, taking into consideration that the plaintiff has served notice of the petition in the proceeding referred to in item c) 1, it is our understanding that the referred pre-trial proceedings have concluded. Upon conclusion of the main petition referred to in item c) 1, the court will probably rule on the fees payable to the attorneys taking part in the pre-trial proceedings, and will then distribute the payments of such fees in the sentence. It is impossible to calculate the amount of the mentioned legal costs to date (see final Note to this chapter)

3.	Proceedings against the Company. Preliminary injunction. Case v/Nortel Inversora S.A. and Others o/summary proceeding (File N° 38977/01)

On August 21, 2001, the Company was served notice regarding the scheduling of a mandatory mediation hearing (as stated in Law N° 24573) to be held on September 12, 2001. The purpose of this claim is to nullify the points 1, 2, 4, 6 and 7 of the order of the day corresponding to the Company’s shareholders’ meeting held on April 26, 2001, with the amount of damages unspecified. On September 12, 2001, because some of the parties required to appear in the hearing had not been served notice regarding the aforementioned hearing, a new mediation hearing for October 2, 2001 was scheduled. On that date, because of the absence of the parties that requested the hearing and after forty-five minutes had passed form the scheduled time, upon request of the parties present at the hearing, the mediation process and hearing was closed without reaching any agreement.

The Company was served notice of the scheduling of a new mediation hearing under the scope of this same claim, for November 6, 2001. Considering the facts described in the previous paragraph and the Argentine laws currently in force, the Company didn’t attend such hearing, because the scheduling of the same was invalid and, in consequence, unfounded.

Within the scope of this procedure the court issued the following preliminary injunction: a) the suspension of shareholders’ resolution number 2 adopted at the shareholders’ meeting held on April 26, 2001; and b) the appointment of a judicial overseer in charge of the same activities as the judicial overseer appointed for the case described in point above.

This preliminary injunction has been duly appealed by the Company. Subsequently, and until today, the Company has not received any service of complaint against it based on the above-mentioned claim (see final Note to this chapter).

4.	Private Sector Mediation. Case Farallon v/Nortel Inversora S.A. and others o/Nullify of Ordinary Shareholders’ Meeting

On July 11, 2002, the Company was notified that a mediation hearing would be held on July 19, 2002. On July 16, 2002, Nortel notified Farallon’s counsel, as initiating party, and the mediator appointed by him, that, in exercising its rights under the applicable rules in force, it opted for appointing another mediator.

The mediation hearing was held on August 9, 2002, at the offices of Ms. Dujmovic, the mediator appointed by the Company and the other responding parties. At that hearing, mediation was ended by resolution of the parties, who did not reach any agreement.

NORTEL INVERSORA S.A.

To date, the Company has not received any service of complaint (see final Note to this chapter).

5.	Private Sector Mediation. Case Farallon v/Nortel Inversora S.A. and others o/Nullify of Special Shareholders’ Meeting

On July 11, 2002, the Company was notified that a mediation hearing would be held on July 19, 2002. On July 16, 2002, Nortel notified Farallon’s counsel, as initiating party, and the mediator appointed by him, that, in exercising its rights under the applicable rules in force, it opted for appointing another mediator.

The mediation hearing was held on August 8, 2002, at the offices of Ms. Fernandez Lemoine, the mediator appointed by the Company and the other responding parties. The parties resolved to continue the proceedings and to schedule a new hearing for August 12, 2002. At that hearing, mediation was ended by resolution of the parties, who did not reach any agreement.

To date, the Company has not received any service of complaint (see final Note to this chapter).

Final Note: By the end of February, 2003, and as a consequence of the explanations given by the Board and the Company’s Audit Committee, Farallon stated its intention of abandoning the action and the right in all the proceedings filed against the Company. This abandonment included the Company and all the defendants in the above mentioned legal actions.

On February 27, 2003, in a duly called meeting of the board, the Company’s Directors resolved that Nortel- without acknowledging any fact or right whatsoever and with the only purpose of ending the legal actions mentioned in the above items 1 to 5 given Farallon’s abandonment of the action and the right—should offer Farallon the payment of a one-time total and final sum of three hundred and fifty thousand U.S. dollars to partially pay the expenses directly or indirectly related to the above mentioned cases incurred by Farallon, the latter company assuming on an exclusive basis the payment of the rest of the expenses incurred in relation to the filing and promotion of said actions. Said sum is reserved as of December 31, 2002.

On March 3, 2003, the Company, Farallon and the other parties involved executed an agreement under which Farallon, by virtue of the explanations given by the Board and the Company’s Audit Committee, abandoned the action and the right in all the legal actions filed against the Company and bound itself not to file any other claim based on identical grounds. The abandonment was in connection with the Company and all the other defendants in the mentioned legal actions. The motion to abandon the action and right has been submitted to the court. On March 5, 2003, the judge that hears the case acknowledged the abandonment of the right and action of the mentioned legal actions.

6.	GCBA vs Nortel Inversora S.A. enforcement of tax collection proceeding (File EJF N° 38.131)

The case is heard by the Tax Court: Juzgado en lo contencioso administrativo y tributario de la Ciudad de Buenos Aires N°8, Secretaría N°16. The purpose of the claim is to seek collection of installment No. 12 of gross income tax levied in the City of Buenos Aires pertaining to tax year 1993. The amount sought is of $1,564.44 plus interest and expenses. On October 3, 2002 a defense of full-evidenced payment was raised. The features of the case indicate that the outcome should be favorable for the Company.

d)	Contingencies of the Telecom Group

NORTEL INVERSORA S.A.

In the normal course of operations, Telecom is involved in various legal, fiscal and regulatory proceedings. Such operations are influenced by the development of the legal and regulatory framework of the Argentine telecommunications market.

Some of these proceedings relate to claims of former employees of ENTel, who claim the Company together with ENTel are jointly responsible for various labor claims arising prior to Telecom’s assumption of operations. In the Transfer Agreement, ENTel and the Argentine government have expressly assumed the obligation to compensate Telecom regarding any costs it might experience as a result of such labor claims. Under the Debt Consolidation Law, ENTel and the Argentine government may discharge their above-described obligations to Telecom by the issuance of bonds to Telecom. At December 31, 2002 pending amounts claimed in legal proceedings total 14.

In November 1995 Telecom, Telefónica, Telintar and the Argentine government were served notice of a complaint by a consumer group, “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Communitarios”. The suit, entered before the National Court of Federal Administrative Disputes No 7, seeks to declare null and void all regulations and rate agreements since the Transfer Agreement, in order to reduce SBT rates charged by licensees, so that licensees realize a rate of return of not more than 16% annually on fixed assets as described in Point 12.3.2 of the List of Conditions. Additionally, the claim requested return of amounts earned in excess of this rate of return. The Appeals Court rejected some claims and deferred decisions on others until a formal decision is made, being in a evidentiary phase currently.

Court Room Nº 4 of the Court of Appeals, has issued a preliminary injunction ordering the Government and the joint defendant companies, in which Telecom is included, not to carry out the tariffs changes established by section 2 of the agreements approved by Decree No. 2585/91 until a final resolution is issued in the case. This preliminary injunction affects the current tariff regime in Argentina because it suspends the abilities of the telecom companies to increase the tariffs charged based upon the IPC in the USA, one of the terms of the Price Cap formula included in the section 2 of the above mentioned agreement. On October 15, 2001, Telecom was served notice about this preliminary injunction and has filed an extraordinary motion before the Argentine Supreme Court of Justice.

On October 30, 2002, the CNC, through Resolution No. 1144/02, required the Company not to invoice the municipal taxes increase to its customers and to reimburse them the amounts billed for that concept. The Company has filed an appeal against this resolution.

Although the outcome of the various legal, fiscal and regulatory proceedings may not be predicted with certainty, the management of the Telecom and its legal counsel believe that the resolution of such matters will not have a material adverse impact on either Telecom operations or financial position.

NOTE 13—RENEGOTIATION OF CONTRACTS OF TELECOM WITH THE PUBLIC ADMINISTRATION

From the enactment of Law No. 25561, US dollars or foreign currency adjustments clauses and indexation clauses based on foreign price indexes, as well as any other indexing mechanism adopted under public contracts executed by the National Government, including works and public services, have been suspended. The applicable prices and

NORTEL INVERSORA S.A.

tariffs to that date have been converted into pesos at the exchange rate of $1 to US$1.

Moreover, the National Government is entitled to renegotiate such contracts under the following criteria:

•	the impact of the tariffs upon the competitiveness of the economy and the income distribution;

•	the quality of the services and plans of investments, if they are contractually foreseen;

•	the client’s interests and the possibility to access of the services;

•	the security of the systems;

•	the profitability of the business.

Decree No. 293/2002 entitled the Ministry of Economy and Infrastructure to renegotiate all these contracts and created the Contracts Renegotiation Commission to give the Ministry the proper counsel. The mentioned decree stated that the public services contracts subject to the renegotiations include the telecommunication area of basic telephone, which is the service rendered by Telecom Argentina.

Then, Decree No. 370/2002 set forth the constitution of such Commission and Resolution No. 20/2002 of the Ministry of Economy approved the Rules for the Renegotiation of Works and Public Services Contracts, including the list of the contracts affected by these rules. The proposals of renegotiations should be filed with the National Government within a term of 120 days from March 1, 2002.

In order to comply with said renegotiation procedure, Telecom duly filed with the Contracts Renegotiation Committee information on the impact caused by the economic emergency on its financial position, more specifically on income and the pre-existing mechanisms to adjust tariffs, on operating costs, on indebtedness, on payment commitments with the National Government and on future and on going investments. In addition, Telecom filed economic-financial information for the last three fiscal years and projected information for the years 2002 and 2003.

Resolution No. 38/2002 of the Ministry of Economy establishes that the Public Administration Bodies should not modify, directly or indirectly, the prices and tariffs of the public services in the meantime of the renegotiation.

NOTE 14—SUSPENSION OF PAYMENTS OF FINANCIAL DEBT OF THE TELECOM GROUP

As a consequence of the devaluation and the volatility of the Argentine peso, the conversion into pesos of Telecom’s tariffs and the macroeconomic and regulatory uncertainties explained in Note 3, Telecom’s Board of Directors, on their meetings held on March 27, 2002 and June 24, 2002, resolved the suspension of principal and interest payments of all its financial debt and its controlled companies’ financial debt in Argentina. Notwithstanding this, Telecom will continue meeting its obligations related to commercial activity in the ordinary course of business.

As a result of these decisions, as of December 31, 2002, the Telecom Group had principal debt due of US$593 million, Euro 253 million, Yen 5,143 million and $179 million, and accrued interest due of US$45 million, Euro 42 million, Yen 212 million and $11 million. At March

NORTEL INVERSORA S.A.

10, 2003, the Telecom Group has principal debt due of US$636 million, Euro 253 million, Yen 5,143 million and $179 million and accrued interest due of US$47 million, Euro 42 million, Yen 248 million and $11 million.

The executed loan agreements and the agreements related to the issuance of Corporate bonds include clauses providing for various causes of unfulfillment, among others:

•	Failure to pay principal or interest of the pertinent loan at maturity;

•	Failure to pay principal or interest of any other debt contracted either by Telecom or any of its material subsidiaries that equals or exceeds an aggregate of US$20 million (“cross default” clauses);

•	Telecom’s written admission of its inability to meet the commitments at maturity;

•	Any final judgement providing for the payment of an aggregate equal or exceeding US$20 million;

•	Telecom or any of its material subsidiaries filing petition for bankruptcy relief or reorganization proceedings, or request for approval of an out of court agreement with creditors.

Under the terms of most loan agreements and the agreements related to the issuance of Corporate bonds executed, the occurrence of any of the above mentioned events entitles grantors (whether banks or holders), their agents or trustees, to consider as due and payable the total principal disbursed and interest accrued pending at the date of such event. The parties, their agents or trustees, may elect to exercise this right.

In the case of any event of default, most of the agreements also provide for economic penalties payable through interest additional to the ordinary loan interest. The additional interest varies between an annual average of 2 and 5%.

At March 10, 2003, some creditors of Telecom and Personal with debts exceeding an aggregate of US$20 million have exercised their rights to accelerate their maturity.

Telecom’s Board of Directors has taken and will continue to take the pertinent measures to preserve Telecom’s value and maximize the cash flow. Telecom is working with its financial advisors to develop a comprehensive restructuring plan of all its financial debt and the debt of its subsidiaries in Argentina to propose in due time to its creditors. Likewise, the subsidiary Núcleo is entering into a renegotiation process of its financial debt with its financial creditors.

In this way, on February 12, 2003 and jointly with Personal, Telecom announced their intention to launch cash tender offers for a portion of their financial debt obligations and to make partial interest payments on their financial debt obligations. The timing and launch of the tender offers are subject to obtaining the approval or authorization from the BCRA (for both the tender offers and the partial interest payments), the CNV, the BCBA and other regulatory authorities, as appropriate. Additionally, the closing of the tender offers will be subject to a number of conditions as described in the documents relating to the tender offers which will be distributed upon the launch of the tender offers.

The tender offers will be open to the holders of all financial debt obligations of Telecom and Personal, including banks and bondholders. Subject to obtaining all necessary regulatory approvals, the tender offers are expected to be launched in March 2003.

NORTEL INVERSORA S.A.

Telecom and Personal intend to launch modified reverse Dutch auction tender offers for a portion of their financial debt obligations. Under the modified reverse Dutch auction process, the respective purchase prices will be determined by Telecom and Personal, as the case may be, based on offers submitted by holders of the debt obligations within a specified price range. The price range for such modified reverse Dutch auctions is expected to be 43.5% to 50% of the principal amount of the companies’ debt obligations as of June 24, 2002, without giving effect to any accrued but unpaid interest, but will not be finally determined until the launch of the tender offers.

The purchase price will be the lowest price specified by the holders within the price range that will enable Telecom and Personal to use cash of up to the equivalent of US$260 million and US$45 million, respectively, to purchase portions of their financial debt obligations. The purchase price will be paid in the respective currency of such debt obligations. All holders whose offers are accepted will receive the same purchase price.

Publicom also expects to conduct a similar tender offer for its financial indebtedness and to make partial interest payments.

Telecom and Personal have also announced that they will each make interest payments on their financial debt obligations at the contractual rates, without giving effect to penalties or default rates, for the period through and including June 24, 2002 and will also each make partial interest payments equivalent to 30% of the contractual rates, without giving effect to penalties or default rates, on their financial debt obligations for the period from June 25, 2002 through December 31, 2002. The partial interest payments will be paid on all financial debt obligations, independent of creditors’ participation in the tender offers. The partial interest payments are subject to obtaining the necessary regulatory approvals for both the tender offers and the partial interest payments.

The companies are working on the preparation of all the relevant documentation to make all necessary filings and obtain all necessary approvals and authorizations to carry out the tender offers and the partial interest payments as described above. Any further information relating to these transactions shall be published in a timely manner and through appropriate channels.

The tender offers and the partial interest payments are the first steps of the companies’ plans to restructure their outstanding financial indebtedness and their ongoing debt service obligations.

Morgan Stanley & Co. Incorporated and MBA Banco de Inversiones are acting as dealer managers for the tender offers.

Valuation and disclosure of debt as of December 31, 2002

Argentine GAAP does not provide for specific rules on disclosure of current and non current liabilities for the above described situation.

In valuation matters, the Group has estimated additional costs for economic penalties of approximately $34 million as of December 31, 2002, which have been included in Debt in the consolidated balance sheets. At March 10, 2003, the modality and opportunity of payment of capital and accrued compensatory interests are the main subjects of the debt restructuring process. So that, and considering the special circumstances out of Telecom’s control that led the Group to the suspension of principal and interest payments of all its financial debt, Telecom’s legal counsels believe that Telecom would have a remote probability of accruing any additional cost at the end of this process.

In disclosure matters, during March 2002, Telecom classified its debt considering the original maturities because it had been announced the

NORTEL INVERSORA S.A.

above mentioned debt restructuring process and no creditor had exercised his right of acceleration of maturities.

As some creditors have exercised these rights, at the date of issuance of the consolidated financial statements at June 30, 2002, the management of Telecom decided, as from that date, to disclose debt with an original non current maturity as current debt. This was done considering the enforceability of liabilities by creditors notwithstanding the fact that they have not been realized. As of December 31, 2002, this reclassification is approximately $4,813 million. In this way, there are no accounting differences between Telecom’s accounting policies and U.S.GAAP (SFAS 78).

NOTE 15—CAUSES OF MANDATORY REDUCTION OF CAPITAL STOCK

•	The Company capital stock

Due to the economic-financial situation described in Note 3, the Company has significantly reduced its shareholders’ equity at year end as a consequence of the losses reported in the fiscal year ended at December 31, 2002, that have absorbed the totality of reserves and more than fifty per cent of the adjusted capital stock.

The future evolution of the Company’s shareholders’ equity, depends to a great extent on the development of the economic-financial crisis described in Note 3 and, in particular: (a) on the fluctuation of the U.S. dollar and Euro exchange rate given its impact in the Group’s liabilities valuation (93% of the consolidated liabilities as of December 31, 2002 is in foreign currency), (b) on the results of the renegotiation contracts process described in Note 13 due to the effect generated by the devaluation and the “pesification” of Telecom’s tariffs on the Group’s operating results and Telecom’s capacity to generate enough cash flows to face its financial obligations in the current maturity dates and (c) the results on the Group’s debt restructuring process.

As the condition described in the first paragraph continues at March 10, 2003, the Company would have to adopt the provisions of section 206, last paragraph of the Argentine Corporation Law referring to the mandatory reduction of capital stock.

However, the National Government through Decree No. 1269/02, has suspended the application of sections 206 and 94, incise 5 of the Argentine Corporation Law until December 10, 2003. Section 94, incise 5 sets forth as a cause of dissolution of a company the loss of capital stock. This situation arises when the Company reports a negative shareholders’ equity.

•	Telecom capital stock

Due to the economic-financial situation described in Note 3, Telecom has also significantly reduced its shareholders’ equity at year end as a consequence of the losses reported in present fiscal year, that have absorbed the totality of reserves and more than fifty per cent of the adjusted capital stock.

The future evolution of Telecom’s shareholders’ equity, depends to a great extent on the development of the economic-financial crisis described in Note 3 and, in particular: (a) on the fluctuation of the U.S. dollar and Euro exchange rate given its impact in the Group’s liabilities valuation (93% of the consolidated liabilities as of December 31, 2002 is in foreign currency), (b) on the results of the renegotiation contracts process described in Note 13 due to the effect generated by the devaluation and the “pesification” of Telecom’s tariffs on the Group’s operating results and Telecom’s capacity to generate enough cash flows to face its financial obligations in the

NORTEL INVERSORA S.A.

current maturity dates and (c) the results on the Group’s debt restructuring process.

NORTEL INVERSORA S.A.

As the condition described in the first paragraph continues at March 10, 2003, Telecom would have to adopt the provisions of section 206, last paragraph of the Argentine Corporation Law referring to the mandatory reduction of capital stock.

However, the National Government through Decree No. 1269/02, has suspended the application of sections 206 and 94, incise 5 of the Argentine Corporation Law until December 10, 2003. Section 94, incise 5 sets forth as a cause of dissolution of a company the loss of capital stock. This situation arises when Telecom reports a negative shareholders’ equity.

NOTE 16—CONSOLIDATED INFORMATION BY BUSINESS SEGMENT

Telecommunications services are provided through the distribution of operating activities among various Telecom Group companies.

For a better understanding of the distinct activities performed by Telecom Group companies, the management of the Company provides consolidated information by business segment.

In presenting segment information, Telecom takes into consideration income and expenses of the individual entities, prior to elimination of intercompany transactions.

Financial expenses related to the acquisition of shares in subsidiaries and subsequent capital contributions, have been allocated to voice, data and Internet services.

NORTEL INVERSORA S.A.

•	Consolidated statement of operations by business segment for the fiscal year ended December 31, 2002

	Voice, data and Internet services	Cellular telephone service	Directories edition	Nortel	Total by business segment
Net sales	2,932	1,028	23	—	3,983
Wages and social benefits	(469)	(91)	(23)	(1)	(584)
Turnover tax	(90)	(40)	(1)		(131)
Materials and supplies	(143)	(32)	(11)	—	(186)
Bad debts expense	(128)	(54)	(6)	—	(188)
Interconnection costs	(140)	—	—	—	(140)
Settlement outgoing expenses	(102)	—	—		(102)
Lease of lines and circuits	(24)	(17)	—	—	(41)
Fees for debt restructuring process	(15)	(3)	—	—	(18)
Fees and counsel services	(14)	(2)	—	(3)	(19)
Repayment for services	(70)	(8)	(3)	—	(81)
Management fees	(23)	—	—	—	(23)
Advertising	(14)	(14)	—	—	(28)
Costs of cellular handsets	—	(12)	—	—	(12)
Agent commissions and card sales	(25)	(21)	—	—	(46)
Other	(297)	(214)	(4)	—	(515)

EBITDA (Non-GAAP measures)	1,378	520	(25)	(4)	1,869
Depreciation of fixed assets	(1,547)	(412)	(6)	—	(1,965)
Amortization of intangible assets	(65)	(45)	—	—	(110)

Ordinary profit (loss)	(234)	63	(31)	(4)	(206)
Equity losses from related companies	(15)	—	(8)	—	(23)
Depreciation of goodwill	(10)	—	—		(10)
Financial and holding results	(4,243)	(993)	(27)	1	(5,262)
Other expenses, net	(100)	(58)	(17)	2	(173)

Net income (loss) before income tax and minority interest	(4,602)	(988)	(83)	(1)	(5,674)
Income tax	1,097	184	13	—	1,294
Minority interest	—	25	—	1,970	1,995

Net income (loss)	(3,505)	(779)	(70)	1,969	(2,385)

•	Equity information

Net balance of fixed assets (Exhibit A)	7,823	1,787	8	—	9,618
Net balance of intangible assets (Exhibit B)	176	757	4	—	937
Investment in fixed assets (Exhibit A)	172	63	1	—	236
Investment in intangible assets (Exhibit B)	1	26	—	—	27
Fixed assets depreciation (Exhibit A)	(1,547)	(415)	(6)	—	(1,968)
Intangible assets amortization (Exhibit B)	(72)	(50)	—	—	(122)

•	Consolidated statements of cash flows by business segment

Fiscal year ended December 31, 2002	Voice, data and Internet services	Cellular telephone service	Directories edition	Nortel	Total by business segment
Cash flows provided by (used for) operating activities	1,288	367	—	5	1,660

Investing activities
Fixed assets and intangible assets acquisitions	(258)	(153)	—	—	(411)
Other investments not considered as cash or cash equivalents	111	(10)	—	—	101

Total cash flows used for investing activities	(147)	(163)	—	—	(310)

Financing activities
Proceeds and repayments of debt, net	(4)	(20)	—	—	(24)
Payment of interest and related expenses	(354)	(88)	(1)	—	(443)
Cash and cash equivalents transfer between business segments	(84)	84	—	—	—

Total cash flows provided by (used for) financing activities	(442)	(24)	(1)	—	(467)

Increase in cash and cash equivalents	699	180	(1)	5	883
Cash and cash equivalents at the beginning of year	354	70	2	15	441

Cash and cash equivalents at year-end	1,053	250	1	20	1,324

NORTEL INVERSORA S.A.

•	Consolidated statement of operations by business segment for the fiscal year ended December 31, 2001

	Voice, data and Internet services	Cellular telephone service	Directories edition	Nortel	Total by business segment
Net sales	5,093	1,809	102	—	7,004
Wages and social benefits	(875)	(177)	(89)	—	(1,141)
Turnover tax	(161)	(68)	(4)		(233)
Materials and supplies	(284)	(37)	(26)	—	(347)
Bad debts expense	(403)	(134)	(26)	—	(563)
Interconnection costs	(212)	—	—	—	(212)
Settlement outgoing expenses	(70)	—	—		(70)
Lease of lines and circuits	(37)	(31)	—	—	(68)
Fees and counsel services	(28)	(9)	—	(2)	(39)
Repayment for services	(138)	(15)	(24)	—	(177)
Management fees	(229)	—	—	—	(229)
Advertising	(131)	(46)	(2)	—	(179)
Costs of cellular handsets	—	(113)	—	—	(113)
Agent commissions and card sales	(48)	(65)	—	—	(113)
Other	(430)	(372)	(11)	—	(813)

EBITDA (Non-GAAP measures)	2,047	742	(80)	(2)	2,707
Depreciation of fixed assets	(1,282)	(391)	(4)	—	(1,677)
Amortization of intangible assets	(70)	(63)	—	—	(133)

Ordinary profit (loss)	695	288	(84)	(2)	897
Equity losses from related companies	(6)	—	—	—	(6)
Depreciation of goodwill	(17)	(1)	—		(18)
Financial and holding results	(358)	(145)	—	—	(503)
Other expenses, net	(98)	(22)	(9)	—	(129)
Unusual losses	(26)	(7)	—	—	(33)

Net income (loss) before income tax and minority interest	190	113	(93)	(2)	208
Income tax	(85)	(59)	33	—	(111)
Minority interest	—			(44)	(44)

Net income (loss)	105	54	(60)	(46)	53

•	Equity information

Net balance of fixed assets (Exhibit A)	8,708	1,814	13	—	10,535
Net balance of intangible assets (Exhibit B)	249	780	4	—	1,033
Investment in fixed assets (Exhibit A)	722	297	7	—	1,026
Investment in intangible assets (Exhibit B)	15	66	—	—	81
Fixed assets depreciation (Exhibit A)	(1,282)	(391)	(4)	—	(1,677)
Intangible assets amortization (Exhibit B)	(77)	(67)	—	—	(144)

•	Consolidated statements of cash flows by business segment

Fiscal year ended December 31, 2001	Voice, data and Internet services	Cellular telephone service	Directories edition	Nortel	Elimination	Total by business segment
Cash flows provided by (used for) operating activities	1,981	430	4	259	(257)	2,417

Investing activities
Fixed asset and intangible asset acquisitions	(848)	(546)	(7)	—	—	(1,401)
Other investments not considered as cash or cash equivalents	(7)	—	—	—	—	(7)

Total cash flows used for investing activities	(855)	(546)	(7)	—	—	(1,408)

Financing activities
Proceeds and repayments of debt, net	40	107	4	(31)		120
Payment of interest and related expenses	(811)	(146)	—	(2)		(959)
Dividends paid	(464)	—	—	(116)	464	(116)
Dividends paid to minority shareholders of Telecom	—	—	—	—	(207)	(207)
Redemption of Class “A” preferred shares	—	—	—	(150)	—	(150)
Cash and cash equivalents transfer between business segments	(218)	218	—	—	—	—

Total cash flows provided by (used for) financing activities	(1,453)	179	4	(299)	257	(1,312)

Increase (decrease) in cash and cash equivalents	(327)	63	1	(40)	—	(303)
Cash and cash equivalents at the beginning of year	682	7	—	55	—	744

Cash and cash equivalents at year-end	355	70	1	15	—	441

NORTEL INVERSORA S.A.

•	Consolidated statement of operations by business segment for the twelve month period ended December 31, 2000

	Voice, data and Internet services	Cellular telephone service	Directories edition	Nortel	Total by business segment
Net sales	5,327	1,907	115	—	7,349
Wages and social benefits	(845)	(164)	(89)	(3)	(1,101)
Turnover tax	(160)	(59)	(4)		(223)
Materials and supplies	(323)	(28)	(31)	—	(382)
Bad debts expense	(216)	(111)	(7)	—	(334)
Interconnection costs	(301)	—	—	—	(301)
Settlement outgoing expenses	(94)	—	—		(94)
Lease of lines and circuits	(40)	(24)	—	—	(64)
Fees and counsel services	(39)	(15)	—	—	(54)
Repayment for services	(124)	(23)	(7)	—	(154)
Management fees	(286)	—	—	—	(286)
Advertising	(152)	(55)	(2)	—	(209)
Costs of cellular handsets	—	(175)	—	—	(175)
Agent commissions and card sales	(72)	(221)	—	—	(293)
Other	(439)	(334)	(11)	—	(784)

EBITDA (Non-GAAP measures)	2,236	698	(36)	(3)	2,895
Depreciation of fixed assets	(1,294)	(286)	(4)	—	(1,584)
Amortization of intangible assets	(64)	(52)	—	—	(116)

Ordinary profit (loss)	878	360	(40)	(3)	1,195
Equity losses from related companies	(2)	—	—	—	(2)
Depreciation of goodwill	(15)	—	—		(15)
Financial and holding results	(325)	(154)	—	55	(424)
Other expenses, net	(96)	(7)	(2)	—	(105)

Net income (loss) before income tax and minority interest	440	199	(42)	52	649
Income tax	(183)	(72)	15	(76)	(316)
Minority interest	—	2	—	(151)	(149)

Net income (loss)	257	129	(27)	(175)	184

•	Equity information

Net balance of fixed assets (Exhibit A)	9,336	1,911	10	—	11,257
Net balance of intangible assets (Exhibit B)	311	778	7	—	1,096
Investment in fixed assets (Exhibit A)	1,307	672	4	—	1,983
Investment in intangible assets (Exhibit B)	63	74	—	—	137
Fixed assets depreciation (Exhibit A)	(1,294)	(286)	(4)	—	(1,584)
Intangible assets amortization (Exhibit B)	(71)	(52)	—	—	(123)

•	Consolidated statements of cash flows by business segment

Twelve month period ended December 31, 2000	Voice, data and Internet services	Cellular telephone service	Directories edition	Nortel	Elimination	Total by business segment
Cash flows provided by (used for) operating activities	2,327	201	6	172	(170)	2,536

Investing activities
Non current investments and related intangible asset acquisitions	(15)	—	—	—	—	(15)
Fixed asset and intangible asset acquisitions	(1,188)	(607)	(4)	—	—	(1,799)
Other investments not considered as cash or cash equivalents	436	—	—	—	—	436

Total cash flows used for investing activities	(767)	(607)	(4)	—	—	(1,378)

Financing activities
Proceeds and repayments of debt, net	(254)	364	(2)	(46)	—	62
Payment of interest and related expenses	(581)	(129)	—	(37)	—	(747)
Dividends paid	(292)	—	—	(57)	292	(57)
Dividends paid to minority shareholders of Telecom	—	—	—	—	(122)	(122)
Redemption of Class “A” preferred shares	—	—	—	—	—	—
Cash and cash equivalents transfer between business segments	(137)	137	—	—	—	—

Total cash flows provided by (used for) financing activities	(1,264)	372	(2)	(140)	170	(864)

Increase (decrease) in cash and cash equivalents	296	(34)	—	32	—	294
Cash and cash equivalents at the beginning of period	388	39	—	23	—	450

Cash and cash equivalents at period-end	684	5	—	55	—	744

NORTEL INVERSORA S.A.

NOTE 17—CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED)

Quarter ended	Net sales	EBITDA (Non- GAAP measures)	Operating profit (loss)	Net financial and holding results income (loss)	Net income (loss)
Fiscal year 2002
March 31,	1,354	620	77	(5,380)	(1,991)
June 30,	923	392	(122)	(1,489)	(513)
September 30,	851	393	(133)	1,051	258
December 31,	855	464	(28)	556	(139)

	3,983	1,869	(206)	(5,262)	(2,385)

Fiscal year 2001
March 31,	1,783	690	249	(122)	37
June 30,	1,728	690	234	(121)	11
September 30,	1,805	742	283	(121)	25
December 31,	1,688	585	131	(139)	(20)

	7,004	2,707	897	(503)	53

Fiscal year 2000
March 31,	1,797	725	319	(100)	87
June 30,	1,858	738	325	(86)	26
September 30,	1,863	727	308	(123)	35
December 31,	1,831	705	243	(115)	36

	7,349	2,895	1,195	(424)	184

NOTE 18—RELEVANT ADDITIONAL INFORMATION

The Management of the Company considers useful to include the following information in order to facilitate the analysis and understanding of the main business variables and particularly the way in which the restatement in constant pesos process has impacted in the amounts of sales, operating costs, EBITDA (Non-GAAP measures), financial and holding results and the different captions of the consolidated statement of cash flows. The reconciliation, on a line by line basis, of these historical figures to inflation adjusted amounts as required by Argentine GAAP is included in Exhibit J.

The historical amounts, which have been used to determine the figures in constant pesos at December 31, 2002, 2001 and 2000, are as follows:

So that, the historic amounts which have been used to determine the figures in constant pesos at December 31, 2002, 2001 and 2000 are as follows:

•	CONSOLIDATED NET SALES

	December 31,
	2002	2001	2000
National basic telephone service
Local measured service	439	439	423
DLD measured service	370	377	434
Monthly basic charges	494	553	540
Supplementary services (monthly charges)	95	112	128
Installation fees	17	24	22
Public telephones	152	172	199
Interconnection fixed	104	81	145
Interconnection cellular	32	19	34
Lease of lines and circuits fixed	15	22	14
Lease of lines and circuits cellular	18	17	16
Others	50	69	44

Total National basic telephone service	1,786	1,885	1,999

International telephone service
Outgoing revenues	136	123	132
Settlement revenues (net)	75	33	54

Total International telephone service	211	156	186

NORTEL INVERSORA S.A.

	December 31,
	2002	2001	2000
Data transmission
Terrestrial networks	84	68	70
Lease of data circuits	25	35	32
Monthly charges and Internet traffic	107	95	76
International connectivity	66	40	34
Others	17	24	20

Total Data transmission	299	262	232

Internet
Internet monthly fee	46	31	24

Total Internet	46	31	24

Cellular telephony
• Personal
Monthly fee and measured service	236	303	318
Pre-paid card	124	106	66
Calling Party Pays	225	245	304
Others	102	114	128

	687	768	816

• Núcleo
Monthly fee and measured service	50	17	15
Pre-paid card	28	8	11
Calling Party Pays	82	32	29
Others	16	4	3

	176	61	58

Total cellular telephony	863	829	874

Total directories edition	23	47	53

Total historical net sales	3,228	3,210	3,368
Restatement in constant pesos	755	3,794	3,981

Total net sales in constant pesos	3,983	7,004	7,349

•	CONSOLIDATED OPERATING COSTS WITHOUT DEPRECIATION AND AMORTIZATION

	December 31,
	2002	2001	2000
Wages and social benefits	(462)	(523)	(504)
Taxes	(77)	(86)	(75)
Tax on credits and debits in bank accounts and other operations(*)	(37)	—	—
Turnover tax	(107)	(107)	(102)
Materials and supplies	(143)	(159)	(175)
Transport and freight	(31)	(44)	(40)
Bad debt expense	(127)	(258)	(153)
Interconnection costs	(112)	(97)	(138)
Settlement outgoing expenses	(83)	(32)	(43)
Rents and Lease of circuits	(41)	(31)	(29)
Fees for debt restructuring process	(18)	—	—
Fees and counsel services	(15)	(18)	(25)
Repayment for services	(65)	(81)	(71)
Management fees	(13)	(105)	(131)
Advertising	(22)	(82)	(96)
Cost of terminals	(10)	(52)	(80)
Agent commissions and card sales	(41)	(52)	(134)
Various	(273)	(242)	(245)

Historical operating costs without depreciation and amortization	(1,677)	(1,969)	(2,041)
Restatement in constant pesos	(437)	(2,328)	(2,413)

Operating costs without depreciation and amortization in constant pesos	(2,114)	(4,297)	(4,454)

(*)	At December ’01 were disclosure in unusual losses.

•	CONSOLIDATED EBITDA (NON-GAAP MEASURES)

Historical net sales	3,228	3,210	3,368
Historical operating costs without depreciation and amortization	(1,677)	(1,969)	(2,041)

Historical EBITDA (Non-GAAP measures)	1,551	1,241	1,327
Restatement in constant pesos	318	1,466	1,568

EBITDA (Non-GAAP measures) in constant pesos	1,869	2,707	2,895

NORTEL INVERSORA S.A.

•	CONSOLIDATED FINANCIAL AND HOLDING RESULTS

Interest earned on short term investments and trade accounts receivable	119	63	67
Foreign currency exchange gains	783	(1)	—
Results on holding of national and provincial public bonds by collection	(32)	—	—
Other financial results	11	(6)	7

Historical financial results generated by assets	881	56	74
Restatement in constant pesos	(2,414)	63	91

Financial and holding results in constant pesos generated by assets	(1,533)	119	165
Interest on debt	(784)	(304)	(296)
Foreign currency exchange losses	(7,963)	(6)	2
Results from swap cancellation	(247)	—	—
Other financial results	(16)	(22)	(35)

Historical financial results generated by liabilities	(9,010)	(332)	(329)
Restatement in constant pesos	4,324	(393)	(389)

Financial and holding results in constant pesos generated by liabilities	(4,686)	(725)	(718)

Capitalized interest on work in progress and intangible assets in constant pesos	66	103	129
Capitalized foreign currency exchange differences by debt for fixed assets acquisition in constant pesos	891	—	—

Total financial and holding results in constant pesos	(5,262)	(503)	(424)

•	CONSOLIDATED STATEMENT OF CASH FLOWS

CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES
Net income (loss) in constant pesos	(2,385)	53	184
Depreciation of fixed assets and amortization of intangible assets in constant pesos	2,075	1,810	1,700
Historical foreign currency exchange differences by assets	200	—	—
Other results and a decrease or increase in assets and liabilities	1,714	(740)	(721)

Total historical cash flows provided by operating activities	1,604	1,123	1,163
Restatement in constant pesos	56	1,294	1,373

Total cash flows provided by operating activities in constant pesos	1,660	2,417	2,536

CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
Fixed asset and intangible asset acquisition	(294)	(642)	(825)
Investments not considered as cash or cash equivalents	114	(3)	193

Total historical cash flows used for investing activities	(180)	(645)	(632)
Restatements in constant pesos	(130)	(763)	(746)

Total cash flows used for investing activities in constant pesos	(310)	(1,408)	(1,378)

CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
Proceeds and repayments of debt, net	(21)	55	28
Payment of interest and related expenses	(302)	(440)	(342)
Dividends paid	—	(148)	(82)
Redemption of Class “A” preferred shares	—	(69)	—

Total historical used for financing activities	(323)	(602)	(396)
Restatement in constant pesos	(144)	(710)	(468)

Total cash flows used for financing activities in constant pesos	(467)	(1,312)	(864)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS IN CONSTANT PESOS	883	(303)	294
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR IN CONSTANT PESOS	441	744	450

CASH AND CASH EQUIVALENTS AT YEAR/PERIOD END IN CONSTANT PESOS	1,324	441	744

NOTE 19—UNCONSOLIDATED INFORMATION

Nortel’s unconsolidated financial statements account for its approximately 54.74% interest in Telecom common stock by the equity method. Amounts included under the “Equity income from related companies” caption of Nortel’s unconsolidated financial statements for the years/twelve months period ended December 31, 2002, 2001 and 2000 reflect approximately 54.74% of Telecom’s net income for those periods.

NORTEL INVERSORA S.A.

BALANCE SHEETS

At December 31,	2002	2001
ASSETS
CURRENT ASSETS
Investments	20	15

Total current assets	20	15

NON-CURRENT ASSETS
Investments	444	2,828

Total non-current assets	444	2,828

Total assets	464	2,843

CURRENT LIABILITIES
Taxes payable	2	—
Other liabilities	17	13

Total current liabilities	19	13

SHAREHOLDERS’ EQUITY	445	2,830

Total liabilities and shareholders’ equity	464	2,843

STATEMENTS OF OPERATIONS

Years/twelve month period ended December 31,	2002	2001	2000
Equity income from related companies	(2,384)	55	208
Administrative expenses	(4)	(2)	(3)
Financial and holding results	1	—	55
Other income (expenses), net	2	—	—

Net income (loss) before income tax	(2,385)	53	260
Income tax	—	—	(76)

Net income (loss)	(2,385)	53	184

STATEMENTS OF CASH FLOWS

Years/twelve month period ended December 31,	2002	2001	2000
Cash flows provided by (used for) operating activities
Net income (loss)	(2,385)	53	184
Adjustments to reconcile net income to net cash provided by operating activities
Equity income from related companies	2,384	(55)	(208)
Interest and other financial expenses	—	—	(52)
Cash dividends received	—	257	170
Income tax	—	—	76
Increase in liabilities	6	4	2

Total cash flows provided by operating activities	5	259	172

Cash flows provided by (used for) financing activities
Repayment of debts	—	(31)	(46)
Payment of interests and related expenses	—	(2)	(37)
Cash dividends paid	—	(116)	(57)
Redemption of Class “A” preferred shares	—	(150)	—

Total cash flows used for financing activities	—	(299)	(140)

Total decrease in cash and cash equivalents	5	(40)	32
Cash and cash equivalents at the beginning of the year/period	15	55	23

Cash and cash equivalents at year/period end	20	15	55

NOTE 20—DIFFERENCES BETWEEN ARGENTINE AND U.S.GAAP

To facilitate the use of financial information by both local and foreign investors, the Company has included in these consolidated financial statements a summary of the principal differences between Argentine and U.S.GAAP.

These financial statements have been prepared assuming the Company will continue as a going concern. The condition described in Notes 3, 13, and 14 affected Telecom’s operations and ability to pay its financial obligations. Management’s plan in regard to these matters, as the renegotiations of Telecom’s tariffs and the restructuring of the financial debt of Telecom, are described in Notes 13, 14 and 22. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of

NORTEL INVERSORA S.A.

assets or the amounts and classification of liabilities that might result from the outcome of these uncertainties.

In recent years and to the extent permitted by GAAP, the Company has attempted to reduce the differences of criteria in order to facilitate the analysis of its financial results by both local and foreign investors.

The Company has also considered SFAS No. 141 “Business Combinations”, SFAS No. 142 “Goodwill and Other Intangible Assets”, SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, SFAS No. 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” and SFAS No. 147 “Acquisitions of Certain Financial Institutions—an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9”, which were effective for the Company during the year ended December 31, 2002.

Pursuant to the Company’s analysis, the remaining differences between Argentine and U.S.GAAP are grouped as follows:

1.	Differences related to measurement unit

•	Restatement of Financial Statements for Wholesale Price Index changes

As described in Note 4.1.d, the accompanying financial statements have been prepared in million of Argentine pesos of constant currency, recognizing the inflation effects. However, in general, U.S.GAAP does not allow for the restatement of financial statements in units of constant currency.

Under U.S.GAAP, account balances and transactions are stated in units of currency of the period in which the transactions were originated. This accounting criterion is known as the historical-cost-based method. U.S.GAAP only allows for the restatement of financial statements in countries with highly inflationary economies as defined by U.S.GAAP.

Notwithstanding the above, the SEC does not require for those companies that prepare its financial statements under local standards, the elimination of the restatement in constant pesos in the reconciliation of Argentine GAAP to U.S.GAAP. As a consequence of that, the reconciliation of net income and shareholders’ equity prepared under local standards to U.S.GAAP does not include a reconciling item for this issue.

2.	Differences related to the disclosure criteria

•	Other expenses, net in the Consolidated statements of operations

Under U.S.GAAP the following items included in the financial statement caption “Other expenses, net” would have been reclassified as a deduction from Operating profit:

Years/twelve month period ended December 31,	2002	2001	2000
	Income (expense)
Termination benefits	(48)	(83)	(48)
Reserves for contingencies	(100)	(39)	(46)

Total	(148)	(122)	(94)

•	Reclassification of Deferred tax assets and liabilities in the Consolidated balance sheets

Telecom Group has classified its deferred tax balances as current or non-current, considering the moment that the temporary differences will be realized and the expected moment that deferred tax assets related to carryforwards will be used. However, under U.S.GAAP, deferred tax assets and liabilities shall be classified as current or non-current based on the classification of the related asset or

NORTEL INVERSORA S.A.

liabilities for financial reporting, while deferred tax assets related to carryforwards shall be classified according to their expected reversal date.

The effects of classification of deferred tax assets and liabilities as required under U.S.GAAP, before considering the tax effects originated by the differences mentioned in point 3, are as follows:

	Net deferred tax assets (liabilities)
	Current	Non-current	Total
Amounts per consolidated balance sheets at December 31, 2002	4	9	13
Reclassification of deferred tax assets and liabilities	—	—	—

Revised amounts under U.S.GAAP at December 31, 2002 (*)	4	9	13

Revised amounts under U.S.GAAP at December 31, 2001	218	(520)	(302)

(*)	Under U.S.GAAP, a valuation allowance for the total amount of this tax credit has been recorded (see “Recoverability of tax credits” described in 3 below).

•	Classification of financial indebtedness as of December 31, 2001

As described in Note 14, the Board of Directors of Telecom resolved the suspension of the principal and interest payments of all its financial debt and its controlled companies’ financial debt in Argentina during the year 2002.

Most of the loan agreements and issuance of Corporate bonds include provisions defining numerous events of default; the occurrence of any of these events entitles grantors (whether banks or holders), their agents or trustees, to consider as due and payable the total principal disbursed and interest accrued pending at the date of such event.

As at the moment of issuance of the consolidated financial statements as of December 31, 2001 no bank, agent or trustee had exercised the mentioned right, Telecom classified at such date under Argentine GAAP its debt considering the original maturities. However, U.S.GAAP, under SFAS 78, privilege the enforceability of liabilities by creditors notwithstanding the fact that they have not been realized and, therefore, under U.S.GAAP the total financial debt as of December 31, 2001 affected by the events of default has been disclosed as current liabilities.

As of December 31, 2002, there are no differences between Telecom’s accounting policies and U.S.GAAP because the management of Telecom has disclosed its debt with an original non current maturity as current debt at such date as some creditors have exercised these rights at March 10, 2003.

3.	Differences related to valuation criteria

•	Preferred shares

Under Argentine GAAP, and as described in Note 4.1.b, redeemable preferred shares (Class “A” preferred shares for Nortel) are included under the “Shareholders’ equity” caption, considering the economical and contractual entity of these shares.

Nevertheless, under SEC standards, ASR No. 268 “Presentation in Financial Statements of redeemable preferred stock”, all preferred shares with scheduled redemption, must be excluded from Shareholders’equity because it is considered that its characteristics defer from common stock significantly. Likewise, unpaid dividends should be accrued even if not declared.

•	Valuation of assets and liabilities in foreign currency as of December 31, 2001

As a result of the Argentine economic situation mentioned in Note 3, from December 21, 2001 the Argentine foreign currency exchange market was suspended until January 10, 2002.

NORTEL INVERSORA S.A.

In that respect, Argentine GAAP required that the companies recognized their assets and liabilities denominated in U.S. dollars using the exchange rate $1 to US$1 as of December 31, 2001. However, U.S.GAAP required that companies use the first subsequent exchange rate after the balance sheet date to adjust the valuation of its assets and liabilities in foreign currency at such date, according to the American Institute of Certified Public Accountants’ International Task Force, based on SFAS 52 and the Emerging Issues Task Force D-12 (the “Israeli case”). On January 11, 2002, the opening date of the free exchange market, the Banco de la Nación Argentina published the first exchange rate of the free market at $ 1.60, and $ 1.40 to US$ 1 for selling and purchasing prices, respectively.

During the year ended December 31, 2002, this foreign currency exchange loss recognized under U.S.GAAP at the end of fiscal year 2001, was recorded in net income (loss) for Argentine GAAP purposes; so at December 31, 2002 there is no difference between Argentine GAAP and U.S.GAAP for the valuation of assets and liabilities in foreign currency.

The summary of principal adjustments to U.S.GAAP corresponding to the year ended December 31, 2002 includes a reconciling item for the difference in the timing of the recording of such losses.

•	Accounting for customer acquisition costs

Some of the changes in Telecom’s policy for accounting in fiscal year 2000, meant modifications related to the accounting value for customer acquisition costs under Argentine GAAP and U.S.GAAP.

Argentine GAAP requires a restatement of previously reported net income and shareholders’ equity, meanwhile U.S.GAAP does not permit such a restatement, requiring the accrued effect recognition in the year in which take place the application of the new accounting policy. Therefore, net income and shareholders’ equity of prior periods include a reconciling item due to difference in the timing of recording of the effects of the change in customer acquisition costs between Argentine and U.S.GAAP.

•	Accounting for Derivative Instruments and hedging activities

As described in Note 4.1.c, the Group has adopted the new accounting standards on an early basis as from this fiscal year which include particular standards related to measurement and exposure of derivative financial instruments.

These new domestic accounting standards and US GAAP provide for a similar accounting treatment applicable to derivative financial instruments, except for the following differences included in the reconciling information for US GAAP:

a)	the changes in accounting measurement of derivative financial instruments cash flow hedge are charged to a specific account called “Temporary measurement differences of derivative instruments determined as an effective hedge” within the balance sheet as per domestic accounting standards, while US GAAP provide for their charge to OCI in Shareholders’ equity; and

b)	although both standards provide for prospective application thereof as from their initial application, there are differences in their accounting effect in previous years, as a result of a difference in the effective date of both standards.

•	Capitalization of foreign currency exchange differences related to debt for fixed assets acquisitions

As described in Note 4.2.a, the cost of those assets which acquisition is carried out with loans existing as of January 6, 2002, includes

NORTEL INVERSORA S.A.

financial interest generated by such loans, allowing for the capitalization of the foreign currency exchange differences originated by the devaluation of the Argentine peso as of such date. Under U.S.GAAP, this capitalization is not permitted.

•	Valuation of inventories and raw materials

As described in Note 4.2.f and 4.2.g, inventories and raw materials included in Other assets, have been valued at their replacement cost at each year/period-end. Under U.S.GAAP, these assets should be valued at the lower of cost or net realizable value.

•	Valuation of debt due to TITAN Financial Trust

As stated in Note 8, the financial debt due to the new TITAN Financial Trust, under local accounting standards, was valued at its current value, which arises from discounting the total amount payable at a 12% rate p.a. Under U.S. GAAP, this valuation criterion at its current value is not allowed, since debts must be valued at their nominal value by adding, when applicable, accrued interest at each year/period end.

•	Foreign currency translation

Under Argentine GAAP and as indicated in Note 4.1.b., the equity investments of Telecom Group in foreign companies have been translated into Argentine pesos at the exchange rate at each year/period end, in accordance with FACPCE RT 18. Likewise, and according to that RT, the results generated by the mentioned translation have been recognized in the caption Temporary differences from translation in the consolidated balance sheets.

Notwithstanding, SFAS 52 requires the functional currency definition corresponding to equity investments in foreign companies and, if corresponds, the measurement of these investments in functional currency, before the translation of the assets and liabilities of the foreign companies into exchange rate at year/period end.

This measurement is required if the functional currency is different from the currency of the country in which a parent company has the investment and generates exchange rate differences that are recognized as income/expense. Likewise, SFAS 52 states that the results from translation from functional currency to reporting currency, the Argentine peso for Telecom, have to be recognized in OCI within Shareholders’ equity.

•	Other monetary receivables and liabilities, valued at net present value

As indicated in Note 4.1.c, the new accounting standards anticipate the valuation of other receivables and liabilities, at the net present value, using a discount rate which reflects the time value of the money and the specific risks of those receivables and liabilities. Under U.S.GAAP, the criteria for valuation at net present value is not permitted, because the balances in the balance sheet and the transactions are expressed at historical cost.

•	Revenue recognition

As described in Note 4.1.i, Telecom recognizes its revenues as services are provided to customers. Therefore, revenues for installation fees are recognized in the period that the installation service is completed, jointly with the related costs.

Nevertheless, the Staff Accounting Bulletin (SAB) 101, “Revenue recognition” of the SEC requires the deferring of the installation fees and the related costs considering the estimated average useful

NORTEL INVERSORA S.A.

life of customers, except when the cost is higher than the revenue, in which case the excess can not be deferred.

Since Telecom’s installation costs exceed the related revenues, Telecom believes such difference of criterion has no impact on the reconciliation of net income and shareholders’ equity to U.S.GAAP. Additionally, the effect for U.S.GAAP purposes of recording the related deferred asset and liability is not significant for the periods presented.

•	Recoverability of tax credits

The recoverable value of tax credits depends on the existence of sufficient taxable income within the carryforward period available under the tax law. In that respect, as indicated in Note 10, the management of Telecom considers that, as a consequence of the Decree No.2568/02, which established the deferral of the initial exchange rate difference ($1.40 by US$1) for the income tax, the probable recoverability of deferred tax credits of Telecom and Personal have been significantly affected, generating an uncertainty about the possibility of recoverability.

Therefore, as required by Argentine GAAP, and with a prudent criteria, the management of Telecom has decided to record a valuation allowance, in addition to the amount in its controlled company Núcleo, the total of net deferred tax credits corresponding to Telecom and Personal as of December 31, 2002.

However, SFAS 109 states more specific and strict rules to evaluate tax credits. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a total or partial valuation allowance is needed or not. For example, negative evidence includes: a) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and b) a carryforward period that is so brief that it would limit realization of tax benefits if a significant deductible temporary difference is expected to reverse in single year.

Nevertheless, the economic-financial projections as evidence of the probable tax credits recoverability of Publicom and the tax credits related to the minimum presumed income tax of the Group, considering the complex macroeconomic context and the uncertainties that affect the Group business, under U.S.GAAP, they would not be considered sufficient positive evidence for the recoverability of these assets. Likewise, following the provisions of SFAS 109 and adopting a prudent position, the management of Telecom, in the reconciliation to U.S.GAAP as of December 31, 2002, has considered a valuation allowance for the total amount of tax credits above mentioned.

•	Recoverability of intangible assets with indefinite useful life – PCS license

As indicated in Notes 4.1.c.5 and 4.2.i., Telecom has suspended under Argentine GAAP the amortization of the PCS license as from fiscal year 2002 in accordance with the new Argentine accounting standards, because it is an intangible with indefinite useful life.

In that respect, in accordance with Argentine GAAP, Telecom has assessed whether the carrying amount of the intangible asset is recoverable by estimating the sum of the undiscounted future cash flows expected to result from such asset.

However, U.S.GAAP, under SFAS No. 142, require that intangible assets with indefinite useful life are not amortized, but be tested for impairment comparing its book value to its estimated fair value. To determine its fair value, the management of Telecom has discounted the mentioned future cash flows based on Telecom’s economic-financial

NORTEL INVERSORA S.A.

projections.

Based on these methodologies, the management of Telecom believes that the book value of PCS license does no exceed its recoverable value under both Argentine and U.S.GAAP as of December 31, 2002.

•	Reconciliation of net income and shareholders’ equity to U.S.GAAP

The following table summarizes the principal adjustments to net income (loss) and shareholders’ equity had U.S.GAAP been applied rather than Argentine GAAP:

	Years/twelve month period ended December 31,
	2002			2001			2000
	Net income (loss)	Accumu- lated OCI	Shareholders’ equity (deficit)	Net income (loss)	Accumu- lated OCI (loss)	Shareholders’ equity	Net income	Accumu- lated OCI (loss)	Shareholders’ equity
Amounts per consolidated financial statements	(2,385)		445	53		2,830	184	—	3,043
U.S.GAAP adjustments
Increase (decrease) as a result of:
Redeemable preferred shares	147		(433)	(48)		(580)	(48)		(744)
Income on MEDS	—	—	—	—	—	—	98	—	—
Valuation of assets and liabilities in foreign currency as of December 31,2001	3,526	—	—	(3,526)	—	(3,526)	—	—	—
Cumulative-effect on prior years of customer acquisition costs, net of tax effect	—	—	—	—	—	—	(52)	—	—
Derivative financial instruments	—	—	—	— (a)	(207)	(207)	— (a )	(48)	(48)
Foreign currency exchange differences capitalized in fixed assets	(757)	—	(757)	—	—	—	—	—	—
Valuation of inventories and raw materials	(5)	—	(5)	—	—	—	—	—	—
Titan financial trust	(43)	—	(43)	—	—	—	—	—	—
Foreign currency translation	43	38	81	—	—	—	—	—	—
Other receivables and liabilities in currency at net present value	—	—	6	3	—	6	3	—	3
Tax effects on U.S.GAAP adjustments	(953)	—	282	1,235	72	1,307	—	17	17
Valuation allowance for tax credits	902	—	(385)	(1,287)	—	(1,287)	—	—	—
Minority interest	(1,228)	(18)	372	1,618	61	1,679	20	14	11

Amounts per consolidated financial Statements per U.S.GAAP	(753)	20	(437)	(1,952)	(74)	222	205	(17)	2,282

(a)	The derivative financial instruments have been effective during the fiscal year/twelve month period ended December 31, 2001 and 2000. Therefore, there are no charges to earnings due to the ineffectiveness of such contracts during the mentioned fiscal year/period.

SFAS 130, effective in the United States of America, established standards for reporting and display of Comprehensive income, which comprises of Net income and OCI. This statement requires that an enterprise classify items of OCI by their nature and display the accumulated balance of OCI separately from the other concepts in the equity section of a statement of financial position.

The change in the accumulated OCI (loss) for the years/twelve month periods ended December 31, 2002, 2001 and 2000 is presented below, net of operations tax effects:

Years/twelve month period ended December 31,	2002	2001	2000
Balances at the beginning of year	(74)	(17)	—
Cumulative-effect-type adjustment on prior year of SFAS 133, net of tax effect	—	—	(44)
Derivative financial instruments
Change on derivative financial instruments	(138)	(303)	(275)
Reclassification into earnings	346	144	292
Foreign currency translation	38	—	—
Tax effect	(73)	55	(4)
Minority interest	(79)	47	14

Balances at year/period end	20	(74)	(17)

Net income (loss) per share amounts in pesos, for the years/twelve month period ended December 31, 2002, 2001 and 2000 are as follows:

NORTEL INVERSORA S.A.

Consolidated financial statements under U.S.GAAP
Net income (loss) per ordinary share	(72.11)	(186.94)	10.44
Net income (loss) per Class “B” preferred share	(250.68)	(649.83)	36.29
Net income (loss) per ADS	(12.53)	(32.49)	1.81

•	Additional U.S.GAAP disclosures

•	Fair value of financial instruments

At December 31, 2002 and 2001, the carrying amounts of certain financial instruments such as cash and equivalents, accounts receivable and accounts payable approximate their fair values. However, it is not practicable to estimate the fair value of the Company’s debt, except for its Corporate Bonds, because the Company suspended payments of the principal and interest on the debt, and the debts can be immediately callable by the debtholders. In addition, the lack of credit available to the Company and the implications of the economic crisis in Argentina make it impracticable to determine an appropriate market interest rate that would be available to the Company. Regarding Corporate Bonds, their fair value is described in Note 8.

•	Non-GAAP measures reconciliation—EBITDA

The following information is included in accordance with the new SEC disclosure Regulation G related to Non-GAAP financial measures.

The Company’s EBITDA is measured as operating income or loss plus depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on basis of operating performance, leverage and liquidity. Therefore, we believe that EBITDA provide a useful information to investors.

As a foreign private issuer whose primary financial statements are prepared in accordance with Argentine GAAP, our EBITDA is reconciled to comparable Argentine GAAP.

Reconciliation of net income (loss) to EBITDA under Argentine GAAP

Years ended December 31,	2002	2001	2000
Net income (loss) under Argentine GAAP	(2,385)	53	184

Reversal adjustments:
Minority interest	(1,995)	44	149
Income tax	(1,294)	111	316
Unusual losses	—	33	—
Other expenses, net	173	129	105
Financial and holding results	5,262	503	424
Depreciation of goodwill	10	18	15
Equity losses from related companies	23	6	2
Amortization of intangible assets	110	133	116
Depreciation of fixed assets	1,965	1,677	1,584

EBITDA under Argentine GAAP	1,869	2,707	2,895

Reconciliation of net cash flows provided by operating activities to EBITDA under Argentine GAAP

Years ended December 31,	2002	2001	2000
Total cash flows provided by operating activities under Argentine GAAP	1,660	2,417	2,536
Adjustments to cash flows by collection and payments with national and provincial public bonds	177	32	—
Dismissal indemnities and termination benefits payments	45	96	65
Income tax payments with cash and public bonds	46	233	277
Other income or expenses not involving cash receipts or payments, net	(59)	(71)	17

EBITDA under Argentine GAAP	1,869	2,707	2,895

NORTEL INVERSORA S.A.

•	Newly issued accounting pronouncements under U.S.GAAP

The FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations”, SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” and SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123”, which will be effective for the Company in the next years.

The management of the Company is assessing the impact of these new statements on its financial condition and the results of operations under U.S.GAAP.

NOTE 21—RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

Under Law No. 19550, the Company’s by-laws and CNV regulations, 5% of the Company’s net income for the year, plus or minus any prior year adjustments and subject to coverage of accumulated losses, if any, must be allocated to a legal reserve until such reserve reaches 20% of capital stock plus adjustment to capital stock and plus share issue premiums.

NOTE 22—EVENTS SUBSEQUENT TO DECEMBER 31, 2002

a)	Events subsequent to December 31, 2002 through March 10, 2003

•	Sale of shares of Multibrand

In February 2003, Telecom received from Shell Compañía Argentina de Petróleo S.A., an offer to acquire, in the amount of $3,000, the investment that Telecom has in its related company Multibrand (300 shares of $10 nominal value per share).

Telecom’s Board of Directors has accepted the offer, anticipating that the transaction will be effective in the middle of March 2003.

•	Transfer of the Tax on Debits and Credits on Bank Accounts and other transactions

In February, 2003 the Ministry of Economy, through Resolution No. 72/03, authorized Telecom to increase the SBT tariffs, in accordance with that resolution, by the effect of the mentioned tax, which should be shown in the customers’ bills in a detail. The amounts before Resolution No. 72/03 will be included in the tariffs renegotiation process, mentioned in Note 13.

b)	Events subsequent to March 10, 2003

•	As approved by the General Ordinary, Extraordinary and Special Class “A” and “B” Preferred Shareholders’ Meeting of Nortel held on April 30, 2003. Amendment of the Bylaws.

•	Decree No. 677/01 provided that corporations with shares that fall under the public offer regime must, in certain cases—such as changes in control, purchase of significant interests, withdrawal from public offer, etc.— make public offer of purchase and/or conversion of shares in the proportions and under the conditions set forth for each case by CNV Resolution No. 401/2002, that regulates this issue in Decree No.677/01.

However, Decree No.677/01, itself, provides that corporations may choose not to adhere to this regime if it is so resolved by the special shareholders’ meeting incorporating to the Bylaws a clause providing that the corporation is a “Corporation Not Adhered to the Optional Statutory Regime of Compulsory Purchase Public Offer”.

The issue was discussed by the Annual Shareholders’ Meeting held on April 30, 2003, which approved by majority vote that Nortel

Inversora would NOT ADHERE to the mentioned Regime. The Meeting likewise resolved to amend section 1 of the Bylaws for the purposes of incorporating the related clause.

•	Likewise, it was resolved to approve the possibility of holding Board of Directors’ Meetings at a distance through video—teleconferences, computing for quorum purposes both the directors present and those taking part at a distance. To that effect, it was resolved to amend section 15 of the Bylaws.

•	It was resolved to carry forward the total unappropriated retained earnings for the fiscal year ended December 31, 2002.

•	As approved by the Ordinary and Extraordinary Annual Shareholders’ Meeting of Telecom held on April 30, 2003.

1.	Amendment of the Bylaws

Decree No. 677/01 provided that the corporations which shares fall under the public offer regime must, in certain cases—such as changes in control, purchase of significant interests, withdrawal from public offer, etc.— make public offer of purchase and/or conversion of shares in the proportions and under the conditions set forth for each case by CNV Resolution No. 401/2002, that regulates this issue in Decree No.677/01.

However, Decree No.677/01, itself, provides that corporations may choose not to adhere to this regime if it is so resolved by the special shareholders’ meeting incorporating to the Bylaws a clause providing that the corporation is a “Corporation Not Adhered to the Optional Statutory Regime of Compulsory Purchase Public Offer”.

The issue was discussed by the Annual Shareholders’ Meeting held on April 30, 2003, which approved by majority vote that Telecom Argentina would NOT ADHERE to the mentioned Regime. The Meeting likewise resolved to amend section 1 of the Bylaws for the purposes of incorporating the related clause.

2.	Cash dividends

The Meeting resolved to carry forward the total unappropriated retained earnings for the fiscal year ended December 31, 2002.

•	Cable Insignia dissolution

On April 25, 2003 the Annual Shareholders’ Meeting of Cable Insignia, determined that that company should cease trading as a consequence of the transfer of its license for PCS service, and resolved to dissolve the company in advance.

•	Refinancing agreement in Núcleo

On April 1, 2003, Núcleo has signed a refinancing agreement of its financial debt with banks for approximately US$14 million.

•	Legal proceedings

Telecom has been informed that holders of its medium term notes have filed seven legal actions against it seeking enforcement of their rights under their notes. Six of these proceedings are summary attachment proceedings, or juicios ejecutivos. With respect to two of the juicios ejecutivos, Telecom has not yet been served with process and has no information regarding the amount of the claims. The claims for which Telecom has received notice relate to an aggregate amount of approximately US$ 121,500 and Euro 116,000. Telecom has been informed by the BCBA that one involuntary bankruptcy, or quiebra, petition has been initiated by an individual alleging to be a holder of a number of notes. Telecom has not yet been served with process or filed a formal response to the quiebra petition. Telecom expects to pursue available defenses to each of these proceedings and does not expect that such

NORTEL INVERSORA S.A.

proceedings will result in Telecom being declared bankrupt. Notwithstanding these claims and based on the information currently available, Telecom is continuing to work to develop a comprehensive restructuring plan that will address these claims as part of its overall restructuring process.

Telecom Italia S.p.A. (“Telecom Italia”), in its capacity as a foreign investor, initiated the procedure of friendly talks provided for in Article 8 of the Agreement on Promotion and Protection of Investments maintained between the Republic of Argentina and the Republic of Italy (the “Treaty”). The friendly talks were motivated by a series of acts and omissions by the Republic of Argentina, occurring as a result of the events of December 2001 and January 2002, which infringe the rights accorded by the Treaty to Telecom Italia.

Under this procedure, the Argentine authorities were asked to adopt urgent measures to ensure the maintenance of normal conditions of telephone service, in which the investment had been made, so as to make possible a reasonable profit for investors. Having not arrived at a friendly solution to the controversy, however, Telecom Italia has the option under the terms of the Treaty of requesting a hearing before an ad hoc arbitration tribunal to resolve the dispute.

On May 19, 2003, France Telecom filed with the Argentine government a letter by which it commenced the mandatory amicable negotiation period of six months which is a prerequisite for filing a formal claim against the Argentine government under the bilateral investment treaty between Argentina and France. France Telecom intends to seek compensation from the Argentine government for harm caused by the pesification and the freezing of tariffs on the basis that these actions constitute an expropriation of property under the treaty. France Telecom may, at its option, initiate its claims before certain international arbitration tribunals or Argentine courts.

•	Current economic situation in Argentina and its effects on the Company and on Telecom group

During five-month period ended May 31, 2003, the peso appreciated against the U.S. dollar, from $3.37=US$1 as of December 31, 2002 to $2.98=US$1 and $2.85=US$1 as of March 31, 2003 and May 31, 2003, respectively. In addition, the consumer price and wholesale internal price indexes reached an increase of 2.1% and a decrease of 2.4% in the same period.

However, despite some improvement of the financial indicators, the cumulative economic, social and political deterioration caused by last year’s events remains largely unaffected. The delicate economic situation and uncertainties related to future economic conditions in Argentina continue affecting the Group’s business and its operating performance.

In that respect, pursuant to the last unaudited consolidated financial statements as of March 31, 2003 issued on May 9, 2003, Telecom’s net income and shareholders’ equity reached $497 million and $945 million, respectively, for the three-month period ended March 31, 2003, mainly due to the peso appreciation mentioned above. However, Telecom’s operating performance was adverse reporting a consolidated operating loss of $25 million for the same period, as evidence of the current economic recession in Argentina.

•	New accounting pronouncements

1.	Argentine GAAP—Accounting for inflation

On March 25, 2003, the Argentine Government issued Decree No. 664/03, forbidding adjustments for inflation. In that respect, on April 10, 2003, the CNV issued Resolution 441/03 stating that as of March 1,

NORTEL INVERSORA S.A.

2003, companies regulated by the CNV were not to adjust financial statements for inflation, and should include a note to their financial statements stating that information had only been adjusted for inflation up until February 28, 2003.

2.	U.S.GAAP

The FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” and SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The management of the Company is assessing the impact of these new statements on its financial condition and the results of operations under U.S.GAAP.

NORTEL INVERSORA S.A.

•	Repurchase and cancellation of outstanding indebtedness

As part of its ongoing restructuring efforts, in June 2003, the Telecom Group purchased and retired the equivalent of approximately US$ 292 million of its outstanding financial indebtedness for the equivalent of approximately US$ 161 million (representing a 45% discount) and repaid a portion of the accrued interest on its financial indebtedness.

In particular, Telecom, Telecom Personal and Publicom purchased and retired the equivalent of approximately US$ 208.5 million, US$ 79.8 million and US$ 3.7 million, respectively, of their outstanding financial indebtedness for the equivalent of approximately US$ 115 million, US$ 44 million and US$ 2 million, respectively. The Telecom Group has also been working with an ad hoc committee of certain of its creditors under its credit facilities and representatives of certain bondholders to develop a comprehensive restructuring plan.

Christian Chauvin

President

NORTEL INVERSORA S.A.

Exhibit A

Consolidated balance sheets at December 31, 2002 and 2001

FIXED ASSETS ACTIVITY

(In million of Argentine constant pesos—Note 4.1.d)

Main account	Amounts at beginning of year	Additions from purchases	Capitalized foreign currency exchange differences (Note 4.2.a)	Results from translation	Transfe- rences	Retire- ments	Amounts at year end	Depreciation						Net book value 2002	Net book value 2001
								Accumulated at beginning of year	For the year			Retire- ments	Accumulated at year end
									Annual rate (%)	Amount
Land	118	—	—	—	1	—	119	—	—	—		—	—	119	118
Buildings	1,591	—	44	—	31	(7)	1,659	(527)	4 – 9	(77)		—	(604)	1,055	1,064
Transmission equipment	4,590	10	311	5	124	(9)	5,031	(2,138)	10 – 11	(509)		1	(2,646)	2,385	2,452
Switching equipment	3,509	3	199	3	107	(1)	3,820	(1,884)	10	(414)		—	(2,298)	1,522	1,625
Power equipment	495	4	16	2	11	(2)	526	(211)	10 – 20	(55)		—	(266)	260	284
External wiring	5,576	—	174	—	162	(1)	5,911	(2,901)	7	(328)		1	(3,228)	2,683	2,675
Telephony equipment, instruments and systems for improvement in services	752	7	36	2	53	(2)	848	(540)	13 – 18	(71)		—	(611)	237	212
Cellular handsets leased without charge	363	10	—	3	5	(59)	322	(266)	100	(85)		37	(314)	8	97
Vehicles	109	1	—	—	—	—	110	(77)	20 – 40	(12)		—	(89)	21	32
Furniture	104	1	1	—	1	(1)	106	(59)	10 – 20	(9)		—	(68)	38	45
Installations	495	1	1	1	2	(1)	499	(257)	9 – 33	(55)		—	(312)	187	238
Computer equipment	2,072	15	109	3	262	(7)	2,454	(1,170)	18 – 33	(353)		2	(1,521)	933	902
Work in progress	703	163	—	4	(752)	(3)	115	—	—	—		—	—	115	703
Materials	88	21	—	—	(7)	(47)	55	—	—	—		—	—	55	88

Total 2002	20,565	236	891	23	—	(140)	21,575	(10,030)		(1,968	)(a)	41	(11,957)	9,618

Total 2001	20,523	1,026	—	—	—	(984)	20,565	(9,266)		(1,677)		913	(10,030)		10,535

(a)	Includes (134) corresponding to the depreciation of capitalized foreign currency exchange differences by debt and (3) corresponding to Results from translation.

NORTEL INVERSORA S.A.

Exhibit B

Consolidated balance sheets at December 31, 2002 and 2001

INTANGIBLE ASSETS ACTIVITY

(In million of Argentine constant pesos – Note 4.1.d)

Account	Original value at beginning of year	Additions	Results from trans- lation	Retire- ments	Original value at year end	Amortization			Net balance 2002	Net balance 2001
						Accumulated at beginning of year	For the year	Accumulated at year end
System development costs	396	23	—	—	419	(127)	(88)(a)	(215)	204	269
Debt issue costs	78	—	—	—	78	(56)	(9)(b)	(65)	13	22
PCS license	654	1	—	—	655	(70)	—	(70)	585	584
Band B of Paraguay license	98	1	1	—	100	(39)	(11)(c)	(50)	50	59
Usage rights	44	1	—	—	45	(14)	(3)(d)	(17)	28	30
Exclusivity rights	99	1	—	(2)	98	(36)	(10)(e)	(46)	52	63
Websites	2	—	—	—	2	(2)	—	(2)	—	—
Trademarks and patents	9	—	—	—	9	(3)	(1)(d)	(4)	5	6

Total 2002	1,380	27	1	(2)	1,406	(347)	(122)	(469)	937

Total 2001	1,299	81	—	—	1,380	(203)	(144)(f)	(347)		1,033

a)	Included 28 in Cost of services provided, 5 in Administrative expenses, 53 in Sales expenses and 2 in Financial and holding results (Results from translation).
b)	Included in Financial and holding results.
c)	Included 10 in Cost of services provided and 1 in Financial and holding results (Results from translation).
d)	Included in Administration expenses.
e)	Included in Sales expenses.
f)	Included in Equity losses from related companies.
g)	Included 55 in Cost of services provided, 6 in Administrative expenses, 72 in Sales expenses, 11 in Financial and holding results and 13 in Equity losses from related companies.

NORTEL INVERSORA S.A.

Exhibit C

Consolidated balance sheets at December 31, 2002 and 2001

INVESTMENTS IN OTHER COMPANIES AND PUBLIC SECURITIES

(In million of Argentine constant pesos, except per amount—Note 4.1.d)

Denomination and type	Characteristic of the securities				12.31.02				12.31.01
	Class of shares	Par value		Amount	Net realizable value	Restated cost value	Book value		Book value
CURRENT INVESTMENTS
Public bonds
Argentina 2004 Bond(b)			$1	757,454	—	1	—		—
Province of Corrientes Bond(a)		US$	1	18,000,000	n/d	61	64		—
Argentine government bonds		US$	1	17,500,000	n/d	61	59		—
Argentine government bonds			$1	62,000,000	n/d	62	62		—

Total current investments					—	185	185		—

NON—CURRENT INVESTMENTS
Public bonds
Argentina 2004 Bond(b)		US$	1	12,000,000	n/d	40	40		65
Dorado Bond(a) (c)			$1	12,481,003	n/d	26	6		24
Province of Corrientes Bond(a)			$1	5,069,115	2	11	2		2

Total public bonds					2	77	48		91

Related companies Law No. 19550 Sect.33 of Telecom
Multibrand(d)	Ordinary		$10	300		2	—		—
Latin American Nautilus	Ordinary	US$	2	3,000,000		20	—		9
Latin American Nautilus—Advances for the acquisition of shares						4	—		2
Intelsat Ltd.(e)	Ordinary	US$	3	260,432		11	11		7
Related parties
Nahuelsat S.A.	Ordinary		$1,000	5,750		13	—	(g)	9

Total related companies Law No. 19550 Sect.33 of Telecom						50	11		27

Total non-current investments						127	59		118

	Law No. 19550—Sect. 33 Related companies of Telecom		Related parties of Telecom
Information on the issuer	Multibrand	Latin American Nautilus(f)	Nahuelsat
Main activity	Administration and management of a multibrand fidelity program	Telecommunication services	Obtaining, installing and operating satellite communications systems and trading of its services
Percentage participation in capital stock	25%	10%	5.75%
Financial statements closing date	December 31	December 31	December 31
Financial statements used to determine the equity value::
—Date	12.31.02	9.30.02	12.31.01
—Duration of the period	12 months	9 months	12 months
—Board of Directors’ approval date	2.12.03	—	5.23.02
—Report on review	2.12.03	—	5.17.02
—Audit scope	Full audit	—	Full audit
—Type of report of the independent Accountants	Qualified report	—	Qualified report (g)
—Capital stock (par value) (e)	—	202	100
— (Loss) Income for the year/period	(6)	(65)	(2)
— Shareholders’ equity at year/period-end	(3)	15	57

a)	Telecom received these bonds in order to cancel trade accounts receivable with some provinces government.
b)	Telecom intends to hold these bonds to their maturity date.
c)	This bond was converted into pesos according to Decree No. 214/02.
d)	Net of a loan granted to Multibrand of 2 at December’01, respectively.
e)	Expressed in million of $.
f)	The unaudited information originally provided by this company was adapted to Telecom’s accounting policies.
g)	Corresponds to the impact of the new economic plans described in Note 3 that would take effect on the results of the company’s operations, considering the high level of indebtedness in foreign currency and the lack of consolidated information.
h)	From June 2002, Telecom has recorded to zero its participation in Nahuelsat, because it has been estimated that the impact in the Peso devaluation, based on the last financial statements issued by Nahuelsat, would generate a significative decrease in its shareholder’s equity, and remote possibilities in the recoverability of this investment.

NORTEL INVERSORA S.A.

Exhibit D

Consolidated balance sheets at December 31, 2002 and 2001

OTHER INVESTMENTS

(In million of Argentine constant pesos—Note 4.1.d)

	Cost at	Book value at
Denomination and type	12.31.02	12.31.02	12.31.01
CURRENT INVESTMENTS
Short term investments
In foreign currency	619	619	306
In Argentine pesos	519	519	39
Investment trusts
In foreign currency	13	13	—

Total current investments	1,151	1,151	345

NORTEL INVERSORA S.A.

Exhibit E

Consolidated balance sheets at December 31, 2002 and 2001

ALLOWANCES AND RESERVES ACTIVITY

(In million of Argentine constant pesos—Note 4.1.d)

Accounts	Balance at the beginning of the year	Increase		Transfe- rences	Decrease		Balance at 12.31.02
Deducted from current assets
For doubtful accounts receivable	513	188	(a)	—	(405)		296
For obsolete inventories	4	3	(b)	—	(2)		5
Deducted from non-current assets
For other receivable	37	561	(c)	—	(21)		577

Total deducted from assets	554	752		—	(428	)(d)	878

Included in current liabilities
For contingencies	14	—		10	(15)		9
Included in non-current liabilities
For contingencies	131	100		(10)	(80)		141

Total included in liabilities	145	100	(b)	—	(95	)(e)	150

Accounts	Balance at the beginning of the year	Increase		Transfe- rences	Decrease	Balance at 12.31.01
Deducted from current assets
For doubtful accounts receivable	279	563	(c)	2	(331)	513
For obsolescence of inventories	2	2	(b)	—	—	4
Deducted from non-current assets
For doubtful accounts receivable	2	—		(2)	—	—
For other receivable	34	3	(f)	—	—	37

Total deducted from assets	317	568		—	(331)	554

Included in current liabilities
For contingencies	22	—		33	(41)	14
Included in non-current liabilities
For contingencies	125	39		(33)	—	131

Total included in liabilities	147	39	(b)	—	(41)	145

(a)	Charged to Sales expenses.
(b)	Charged to Other expenses, net.
(c)	Charged 7 to Other expenses, net and 554 to Income tax.
(d)	Includes (317) corresponding to results on exposure to inflation.
(e)	Includes (81) corresponding to results on exposure to inflation.

NORTEL INVERSORA S.A.

Exhibit F

Consolidated statements of operations for the fiscal years ended

December 31, 2002 and 2001 and for the twelve month period ended

December 31, 2000 (see Note 4.1.e)

COST OF SERVICES PROVIDED

(In million of Argentine constant pesos—Note 4.1.d)

Years/twelve month period ended December 31,	2002	2001	2000
Balance of inventories at beginning of year	52	190	87
Plus:
Purchases of cellular handsets	3	37	461
Net financial results	(3)	—	—
Inventories leased without charge	(11)	(33)	(161)
Retirements not included in cost of cellular handsets (1)	(12)	(29)	(22)
Cost of services provided (Exhibit H)	2,860	3,485	3,480
Minus:
Balance of inventories at year/period end	(17)	(52)	(190)

COST OF SERVICES PROVIDED	2,872	3,598	3,655

Years/twelve month period ended December 31,	2002	2001	2000
(1) Charged to Other receivables	(3)	(4)	—
Charged to Accounts payable	—	(7)	—
Charged to Cost of services provided	(5)	(9)	(13)
Charged to Holding and financial results	—	—	(9)
Charged to Other expenses, net	(4)	(9)	—

	(12)	(29)	(22)

NORTEL INVERSORA S.A.

Exhibit G

Consolidated balance sheets at December 31, 2002 and 2001

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

		12.31.02	12.31.01
		Amounts in million of foreign currency units
ASSETS
CURRENT ASSETS
Cash and banks
Bank deposits	US$	11	18
	G	7,278	12
Investments
Short-term investments	US$	97	131
	EURO	83	10
Public bonds	US$	19	—
	US$	18
Trade accounts receivable
Ordinary	US$	14	130
	GFD	—	2
	SDR	1	—
	G	129,119	121
Other receivables
Swap contracts collateral	US$	—	134
Various	US$	2	5
	G	4,814	10
NON-CURRENT ASSETS
Other receivables
		—	19
Selling of Sky	US$	—	5
Investments
Public bonds	US$	12	41
Latin American Nautilus	US$	—	1
Multibrand	US$	—	1
Fixed assets
Advanced payments to suppliers	US$	—	9
LIABILITIES
CURRENT LIABILITIES
Accounts payable
Vendors	US$	14	96
	G	35,200	42
	SDR	6	12
	EURO	1
		1,838
Capital leases	US$	—	28
Related companies	US$	1	47
Debt
Corporate bonds	US$	240	436
	EURO	1,403	—
Banks loans and others	US$	529	419
		¥6,610	—
Fixed asset acquisitions	US$	620	248
	EURO	39	3
		¥11,810	—
Inventory acquisitions	US$	157	50
Compensatory interests	US$	8	—
		¥39	—
	EURO	2	—
Other liabilities
Declared and available dividends payable	US$	1	2
Declared and available Redemption of Class “A” Preferred shares payable	US$	4	4
Various	US$	1	4
NON-CURRENT LIABILITIES
Accounts payable
Capital leases	US$	—	9
Debt
Corporate bonds	US$	—	1,163
Banks loans and others	US$	43	308
Fixed asset acquisitions	US$	—	466
	EURO	—	36
Inventory acquisitions	US$	—	114

US$	= United States Dollars; GFD = Golden Franc; SDR =Special drawing rights; G= Paraguayan Guaranies; ¥ = Yen.

NORTEL INVERSORA S.A.

Exhibit H

Consolidated statements of operations for the fiscal years ended

December 31, 2002 and 2001 and for the twelve month period ended

December 31, 2000 (see Note 4.1.e)

EXPENSES INCURRED

(In million of Argentine constant pesos—Note 4.1.d)

	Cost of services provided	Administrative expenses	Sales expenses	Fixed assets— Work in progress	Total 2002
Wages and social benefits	277	101	206	5	589
Depreciation of fixed assets	1,602	69	294	—	1,965
Amortization of intangible assets	38	9	63	—	110
Taxes	83	2	12	—	97
Turnover tax	131	—	—	—	131
Tax on credits and debits in bank accounts and other operations	46	—	—	—	46
Materials and supplies	154	5	27	—	186
Transport and freight	19	6	14	—	39
Energy, water and others	29	6	9	—	44
Bad debts expense	—	—	188	—	188
Interconnection costs	140	—	—	—	140
Settlement outgoing expenses	102	—	—	—	102
Lease of circuits	41	—	—	—	41
Rents	44	12	26	—	82
Fees for debt restructuring process	—	18	—	—	18
Fees and counsel services	2	16	1	—	19
Repayment for services	30	11	40	—	81
Management fees	21	2	—	—	23
Advertising	—	—	28	—	28
Agent commissions and card sales	21	—	25	—	46
Commissions on collecting	—	—	77	—	77
Various	80	26	24	—	130

Total	2,860	283	1,034	5	4,182

	Cost of services provided	Administrative expenses	Sales expenses	Fixed assets— Work in progress	Total 2001
Wages and social benefits	552	218	371	15	1,156
Depreciation of fixed assets	1,267	70	340	—	1,677
Amortization of intangible assets	55	6	72	—	133
Taxes	155	7	26	—	188
Turnover tax	233	—	—	—	233
Materials and supplies	286	26	35	—	347
Transport and freight	33	26	37	—	96
Energy, water and others	55	9	22	—	86
Bad debts expense	—	—	563	—	563
Interconnection costs	212	—	—	—	212
Settlement outgoing expenses	70	—	—	—	70
Lease of circuits	68	—	—	—	68
Rents	74	22	22	—	118
Fees and counsel services	9	21	9	—	39
Repayment for services	72	61	44	—	177
Management fees	209	20	—	—	229
Advertising	—	—	179	—	179
Agent commissions and card sales	21	—	92	—	113
Commissions on collecting	—	—	120	—	120
Various	114	53	38	—	205

Total	3,485	539	1,970	15	6,009

	Cost of services provided	Administrative expenses	Sales expenses	Fixed assets— Work in progress	Total 2000
Wages and social benefits	476	204	421	20	1,121
Depreciation of fixed assets	1,222	63	299	—	1,584
Amortization of intangible assets	39	9	68	—	116
Taxes	137	11	15	—	163
Turnover tax	223	—	—	—	223
Materials and supplies	327	35	20	—	382
Transport and freight	26	24	37	—	87
Energy, water and others	68	13	31	—	112
Bad debts expense	—	—	334	—	334
Interconnection costs	301	—	—	—	301
Settlement outgoing expenses	94	—	—	—	94
Lease of circuits	44	13	7	—	64
Rents	83	17	13	—	113
Fees and counsel services	13	26	15	—	54
Repayment for services	50	76	28	—	154
Management fees	275	7	4	—	286
Advertising	—	—	209	—	209
Agent commissions and card sales	7	—	286	—	293
Commissions on collecting	—	4	118	—	122
Various	95	57	35	—	187

Total	3,480	559	1,940	20	5,999

NORTEL INVERSORA S.A.

Exhibit I

Consolidated balance sheets at December 31, 2002 and 2001

AGING BREAKDOWN OF CONSOLIDATED BALANCE SHEETS CAPTIONS

(In million of Argentine constant pesos—Note 4.1.d)

Due date	Investments	Trade accounts receivable		Other receivables	Accounts payable		Debt		Compen- sation and social benefits payable	Taxes payable	Other liabilities
Total due	—	193		—	—		3,662	(a)	—	—	—

Not due
Payable	—	—		—	—		7,391		—	—	—
12.2003 to 03.2003	1,336	398		49	388		—		36	70	41
04.2003 to 06.2003	—	4		5	1		—		11	49	1
07.2003 to 09.2003	—	1		8	2		—		7	—	—
10.2003 to 12.2003	—	—		14	—		—		7	—	—
01.2004 to 12.2004	40	1		49	—		30		11	—	1
01.2005 to 12.2005	—	—		2	—		21		8	—	3
01.2006 to 12.2006	6	—		1	—		18		7	—	3
01.2007 to 12.2007	—	—		1	—		15		2	—	2
01.2008 to 12.2008	—	—		1	—		60		1	—	2
01.2009 and subsequent	2	—		84	—		—		—	—	18

Total not due	1,384	404		214	391		7,535		90	119	71

Total 2002	1,384	597		214	391	(b)	11,197		90	119	71

Balances with indexation clauses	—	—		31	17		—		—	—	—
Balances bearing interest	1,384	207		—	2		11,163		—	—	—
Balances not bearing interest	—	390		183	372		34		90	119	71

Total	1,384	597		214	391		11,197		90	119	71

Average annual interest rate (%)	6.91	(c	)	—	9.43		(d	)	—	—	—

(a)	Includes 112corresponding to Núcleo (See Note 14).
(b)	There are payables in kind that amounted to 1.
(c)	153 bear 50% over Banco Nación Argentina notes payable discount rate and 54 bear 9.02%.
(d)	See Note 8.

Due date	Investments	Trade accounts receivable		Other receivables	Accounts payable		Debt	Compen- sation and social benefits payable	Taxes payable	Other liabilities
Total due	—	526		—	—		—	—	—	—

Not due
12.2002 to 03.2002	349	891		467	1,009		623	56	182	54
04.2002 to 06.2002	—	33		20	31		537	31	4	2
07.2002 to 09.2002	—	22		15	22		788	31	—	—
10.2002 to 12.2002	—	7		131	9		585	15	—	2
01.2003 to 12.2003	2	8		61	17		1,919	25	55	—
01.2004 to 12.2004	65	—		2	7		1,144	20	96	2
01.2005 to 12.2005	—	—		26	—		170	17	70	2
01.2006 to 12.2006	24	—		26	—		109	15	52	2
01.2007 to 12.2007	—	—		2	—		591	4	70	2
01.2008 and subsequent	2	—		—	—		626	2	111	20

Total not due	442	961		750	1,095		7,092	216	640	86

Total 2001	442	1,487		750	1,095	(e)	7,092	216	640	86

Balances bearing interest	438	628		292	83		7,092	—	—	—
Balances not bearing interest	4	859		458	1,012		—	216	640	86

Total	442	1,487		750	1,095		7,092	216	640	86

Average annual interest rate (%)	3.18	(f	)	1.83	7.20		—	—	—	—

(e)	There are payables in kind that amounted to 2.
(f)	423 bear 50% over Banco Nación Argentina notes payable discount rate and 205 bear 22.1%.

NORTEL INVERSORA S.A.

Exhibit J (1 of 3)

Consolidated financial statements for the fiscal years ended December 31, 2002 and 2001 and for the twelve month period ended

December 31, 2000 (see Note 4.1.e)

RECONCILIATION OF HISTORICAL TO ADJUSTED AMOUNTS

(In million of Argentine pesos)

	December 31, 2002			December 31, 2001			December 31, 2000
CONSOLIDATED NET SALES	Historical amounts	Restatement in constant pesos	Adjusted amounts (Argentine GAAP – Note 4.1.d)	Historical amounts	Restatement in constant pesos	Adjusted amounts (Argentine GAAP – Note 4.1.d)	Historical amounts	Restatement in constant pesos	Adjusted amounts (Argentine GAAP – Note 4.1.d)
National basic telephone service
Local measured service	439	114	553	439	518	957	423	500	923
DLD measured service	370	89	459	377	447	824	434	513	947
Monthly basic charges	494	141	635	553	654	1,207	540	638	1,178
Supplementary services (monthly charges)	95	26	121	112	132	244	128	151	279
Installation fees	17	3	20	24	28	52	22	26	48
Public telephones	152	39	191	172	203	375	199	235	434
Interconnection fixed	104	27	131	81	96	177	145	172	317
Interconnection cellular	32	8	40	19	22	41	34	40	74
Lease of lines and circuits fixed	15	5	20	22	26	48	14	17	31
Lease of lines and circuits cellular	18	4	22	17	20	37	16	19	35
Others	50	10	60	69	83	152	44	52	96

Total National basic telephone service	1,786	466	2,252	1,885	2,229	4,114	1,999	2,363	4,362

International telephone service
Outgoing revenues	136	28	164	123	144	267	132	156	288
Settlement revenues (net)	75	19	94	33	39	72	54	64	118

Total International telephone service	211	47	258	156	183	339	186	220	406

Data transmission
Terrestrial networks	84	17	101	68	80	148	70	83	153
Lease of data circuits	25	6	31	35	41	76	32	38	70
Internet traffic	107	25	132	95	112	207	76	90	166
International connectivity	66	16	82	40	47	87	34	40	74
Others	17	2	19	24	30	54	20	24	44

Total Data transmission	299	66	365	262	310	572	232	275	507

Internet
Internet monthly fee	46	11	57	31	37	68	24	28	52

Total Internet	46	11	57	31	37	68	24	28	52

Cellular telephony
♦ Personal
Monthly fee and measured service	236	62	298	303	358	661	318	376	694
Pre-paid card	124	23	147	106	125	231	66	78	144
Calling Party Pays	225	56	281	245	290	535	304	359	663
Others	102	24	126	114	135	249	128	151	279

	687	165	852	768	908	1,676	816	964	1,780

♦ Núcleo
Monthly fee and measured service	50	—	50	17	20	37	15	18	33
Pre-paid card	28	—	28	8	9	17	11	13	24
Calling Party Pays	82	—	82	32	38	70	29	34	63
Others	16	—	16	4	5	9	3	4	7

	176	—	176	61	72	133	58	69	127

Total cellular telephony	863	165	1,028	829	980	1,809	874	1,033	1,907

Total directories edition	23	—	23	47	55	102	53	62	115

Total net sales	3,228	755	3,983	3,210	3,794	7,004	3,368	3,981	7,349

NORTEL INVERSORA S.A.

Exhibit J (2 of 3)

Consolidated financial statements for the fiscal years ended December 31, 2002 and 2001 and for the twelve month period ended

December 31, 2000 (see Note 4.1.e)

RECONCILIATION OF HISTORICAL TO ADJUSTED AMOUNTS

(In million of Argentine pesos)

	December 31, 2002			December 31, 2001			December 31, 2000
CONSOLIDATED OPERATING COSTS WITHOUT DEPRECIATION AND AMORTIZATION	Historical amounts	Restatement in constant pesos	Adjusted amounts (Argentine GAAP – Note 4.1.d)	Historical amounts	Restatement in constant pesos	Adjusted amounts (Argentine GAAP – Note 4.1.d)	Historical amounts	Restatement in constant pesos	Adjusted amounts (Argentine GAAP – Note 4.1.d)
Wages and social benefits	(462)	(122)	(584)	(523)	(618)	(1,141)	(504)	(597)	(1,101)
Taxes	(77)	(20)	(97)	(86)	(102)	(188)	(75)	(88)	(163)
Tax on bank debits and credits	(37)	(9)	(46)	—	—	—	—	—	—
Turnover tax	(107)	(24)	(131)	(107)	(126)	(233)	(102)	(121)	(223)
Materials and supplies	(143)	(43)	(186)	(159)	(188)	(347)	(175)	(207)	(382)
Transport and freight	(31)	(8)	(39)	(44)	(52)	(96)	(40)	(47)	(87)
Bad debt expense	(127)	(61)	(188)	(258)	(305)	(563)	(153)	(181)	(334)
Interconnection costs	(112)	(28)	(140)	(97)	(115)	(212)	(138)	(163)	(301)
Settlement outgoing expenses	(83)	(19)	(102)	(32)	(38)	(70)	(43)	(51)	(94)
Lease of circuits	(41)	—	(41)	(31)	(37)	(68)	(29)	(34)	(64)
Fees for debt restructuring process	(18)	—	(18)	—	—	—	—	—	—
Fees and counsel services	(15)	(4)	(19)	(18)	(21)	(39)	(25)	(29)	(54)
Repayment for services	(65)	(16)	(81)	(81)	(96)	(177)	(71)	(84)	(154)
Management fees	(13)	(10)	(23)	(105)	(124)	(229)	(131)	(155)	(286)
Advertising	(22)	(6)	(28)	(82)	(97)	(179)	(96)	(113)	(209)
Cost of cellular handsets	(10)	(2)	(12)	(52)	(61)	(113)	(80)	(95)	(175)
Agent commissions and card sales	(41)	(5)	(46)	(52)	(61)	(113)	(134)	(158)	(293)
Other	(273)	(60)	(333)	(242)	(287)	(529)	(245)	(290)	(534)

Operating costs without depreciation and amortization	(1,677)	(437)	(2,114)	(1,969)	(2,328)	(4,297)	(2,041)	(2,413)	(4,454)

CONSOLIDATED EBITDA (Non-GAAP measures)
Net sales	3,228	755	3,983	3,210	3,794	7,004	3,368	3,981	7,349
Operating costs without depreciation and amortization	(1,677)	(437)	(2,114)	(1,969)	(2,328)	(4,297)	(2,041)	(2,413)	(4,454)

EBITDA (Non-GAAP measures)	1,551	318	1,869	1,241	1,466	2,707	1,327	1,568	2,895

Exhibit J (3 of 3)

Consolidated financial statements for the fiscal years ended December 31, 2002 and 2001 and for the twelve month period ended December 31, 2000

(see Note 4.1.e)

RECONCILIATION OF HISTORICAL TO ADJUSTED AMOUNTS

(In million of Argentine pesos)

	December 31, 2002			December 31, 2001			December 31, 2000
CONSOLIDATED FINANCIAL AND HOLDING RESULTS	Historical amounts	Restatement in constant pesos	Adjusted amounts (Argentine GAAP —Note 4.1.d)	Historical amounts	Restatement in constant pesos	Adjusted amounts (Argentine GAAP —Note 4.1.d)	Historical amounts	Restatement in constant pesos	Adjusted amounts (Argentine GAAP —Note 4.1.d)
Interest earned on short term investments and trade accounts receivable	119	(44)	75	63	74	137	67	79	146
Foreign currency exchange gains	783	(162)	621	(1)	(1)	(2)	—	—	—
Results on holding of national and provincial public bonds by collection	(32)	(40)	(72)	—	—	—	—	—	—
Other financial results	11	(95)	(84)	(6)	(10)	(16)	7	12	19
Losses on exposure to inflation	—	(2,073)	(2,073)	—	—	—	—	—	—

Financial and holding results generated by assets	881	(2,414)	(1,533)	56	63	119	74	91	165

Interest on debt	(784)	(128)	(912)	(304)	(359)	(663)	(296)	(350)	(646)
Foreign currency exchange losses	(7,963)	3,551	(4,412)	(6)	(7)	(13)	2	2	4
Results from swap cancellation	(247)	(32)	(279)	—	—	—	—	—	—
Other financial results	(16)	(2)	(18)	(22)	(27)	(49)	(35)	(41)	(76)
Gains on exposure to inflation	—	935	935	—	—	—	—	—	—
Capitalized interest on work in progress and intangible assets			66			103			129
Capitalized foreign currency exchange differences by debt for fixed assets acquisition			891						—

Financial and holding results generated by liabilities	(9,010)	4,324	(3,729)	(332)	(393)	(622)	(329)	(389)	(589)

Total financial and holding results			(5,262)			(503)			(424)

CONSOLIDATED STATEMENT OF CASH FLOWS

CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES
Net income (loss) in constant pesos	(2,385)	—	(2,385)	53	—	53	184	—	184
Depreciation of fixed assets and amortization of intangible assets in constant pesos	2,075	—	2,075	1,810	—	1,810	1,700	—	1,700
Historical foreign currency exchange differences by assets	200	(200)	—	—		—	—	—	—
Other results and a decrease or increase in assets and liabilities	1,714	256	1,970	(740)	1,294	554	(721)	1,373	652

Total cash flows provided by operating activities	1,604	56	1,660	1,123	1,294	2,417	1,163	1,373	2,536

CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
Fixed asset and intangible asset acquisition	(294)	(117)	(411)	(642)	(759)	(1,401)	(825)	(974)	(1,799)
Investments not considered as cash or cash equivalents	114	(13)	101	(3)	(4)	(7)	193	228	421

Total cash flows used for investing activities	(180)	(130)	(310)	(645)	(763)	(1,408)	(632)	(746)	(1,378)

CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
Proceeds and repayments of debt, net	(21)	(3)	(24)	55	65	120	28	34	62
Payment of interest and related expenses	(302)	(141)	(443)	(440)	(519)	(959)	(342)	(405)	(747)
Dividends paid	—	—	—	(148)	(175)	(323)	(82)	(97)	(179)
Redemption of Class “A” preferred shares	—	—	—	(69)	(81)	(150)	—	—	—

Total used for financing activities	(323)	(144)	(467)	(602)	(710)	(1,312)	(396)	(468)	(864)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS			883			(303)			294
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR			441			744			450

CASH AND CASH EQUIVALENTS AT YEAR/PERIOD END			1,324			441			744

F-98