Form 20-F
period 2003-12-31
NORTEL INVESTMENTS INC
filed 2004-06-30
CIK 877691

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2003

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

CERTAIN DEFINITIONS

Capitalized terms used but not defined in this annual report on Form 20-F for the year ended December 31, 2003 of Nortel Inversora S.A. (“Nortel” or the “Company”) (File No. 1-14270) (the “Form 20-F” or the “annual report”) have the meaning assigned to them in the annual report on Form 20-F, for the year ended December 31, 2003 of Telecom Argentina S.A. (“Telecom”) (File No. 1-13464) (the “Telecom Form 20-F”) included as an exhibit hereto.

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

Forward-looking statements may also be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. Such forward-looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

•	uncertainties relating to political and economic conditions in Argentina;

•	uncertainties relating to the restructuring of Telecom’s financial indebtedness, including the possible failure of Telecom’s restructuring pursuant to its APE Solicitation, the impact of restructuring on its ability to pay dividends or the possibility that it will file or be forced into bankruptcy;

•	uncertainties relating to Telecom’s ability to continue as a going concern;

•	inflation and exchange rate risks;

•	the impact of the emergency laws enacted by the Argentine government which resulted in the amendment of the Convertibility Law and subsequent related laws and regulations enacted by the Argentine government;

•	the devaluation of the peso;

•	restrictions on the ability to exchange pesos into foreign currencies;

•	the adoption of a restrictive currency transfer policy;

•	the conversion into pesos of rates charged for certain public services;

•	the elimination of indexes to adjust rates charged for certain public services;

•	the possible revocation of Telecom’s license;

•	the executive branch announced intention to renegotiate the terms of the concessions granted to public service providers, including Telecom;

•	nationalization;

•	the impact of regulatory reform and changes in the regulatory environment in which Telecom operates; and

•	the effects of competition.

Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s and Telecom’s financial condition. Other relevant factors may include, but are not limited to:

•	the recession in Argentina;

•	the Argentine government’s insolvency and debt restructuring efforts;

•	inflationary pressure and reduction in consumer spending;

•	the actions taken by Telecom’s competitors;

•	the impact of actions taken by third parties, including courts and other governmental authorities; and

•	the outcome of certain legal proceedings.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause the Company’s actual results, performance or achievements to differ materially from its future results, performance or achievements expressed or implied by such forward-looking statements.

Readers are encouraged to consult periodic filings made by the Company and Telecom on Form 6-K, which are furnished to the United States Securities and Exchange Commission.

The Company undertakes no obligation to make any revision to the forward-looking statements contained in this annual report or to update them to reflect events or circumstances occurring after the date this annual report is filed with the SEC.

PRESENTATION OF FINANCIAL INFORMATION

Exchange Rates. In this annual report, except as otherwise specified, references to “$”, “US$” and “dollars” are to U.S. dollars, references to “P”, “P$” and “pesos” are to Argentine pesos and references to “euro” or “€” are to the single currency of the participants in the European Economic and Monetary Union. The exchange rate (ask price) between the dollar and the peso, as quoted by Banco Nación was P$3.37=US$1.00 as of December 31, 2002 and P$2.93=US$1.00 as of December 31, 2003. Prior to January 6, 2002, the exchange rate had been fixed at one peso per U.S. dollar in accordance with the Convertibility Law. However, as a result of the elimination of the fixed exchange rate and the devaluation of the peso, the exchange rate between the dollar and the peso has declined substantially. As of June 24, 2004, the exchange rate (ask price) was P$2.95=$1.00. Unless otherwise indicated, our balance sheets and income statements use the exchange rate as of each relevant date or period-end quoted by Banco Nación. Such translation should not be construed as representing that the peso amounts actually represent actual dollar amounts or that any person could convert the peso amounts into dollars at the rate indicated or at any other exchange rate. For more information regarding historical exchange rates and the peso, see Item 3: “Key Information—Exchange Rates.” We have provided as a convenience, translation as of December 31, 2003 for other currencies which are mentioned in this annual report, including the Japanese yen (P$2.736=¥100), and the euro (P$3.6836=€1).

Financial Statements. Nortel’s consolidated financial statements have been prepared in accordance with Argentine GAAP (taking into account CNV regulations), which differ in certain significant respects from U.S. GAAP. These differences include methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X. However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC. For a discussion of the principal differences between Argentine GAAP and U.S. GAAP, see Note 16 to our consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001.

Accounting for Inflation. As a result of the new inflationary environment in Argentina and the reforms under the Public Emergency Law, the Federación Argentina de Consejos Profesionales de Ciencias Económicas (the Argentine Professional Council of Economic Sciences), or the FACPCE, approved a resolution on March 6, 2002 reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are considered to be stated in constant currency as of December 31, 2001 (the “Stability Period”). See Note 3(c) to our consolidated financial statements as of and for the year ended December 31, 2003.

On July 16, 2002, the Argentine government issued a decree, instructing the CNV to issue the necessary regulations to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the FACPCE.

However, on March 25, 2003, the Argentine government repealed the provisions of the July 16, 2002 decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for inflation accounting to be discontinued as of March 1, 2003. Telecom complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

Since Argentine GAAP required companies to prepare price-level restated financial statements (through September 30, 2003), Telecom’s application, as a company under CNV supervision, of the CNV’s resolution represents a departure from Argentine GAAP.

Consolidation Method Until December 31, 1999. Telecom used the proportional consolidation method to report its investment in affiliate companies, where Telecom, together with Telefónica de Argentina S.A. (“Telefónica”), had joint control (Telecomunicaciones Internacionales de Argentina Telintar S.A. (“Telintar”), Miniphone S.A. (“Miniphone”) and Startel S.A. (“Startel”). The CNV has given its approval to this method which is in accordance with Argentine GAAP and Nortel follows the same procedure. Telintar was under joint control through April 30, 1999, Miniphone through September 30, 1999 and Startel through December 31, 1999.

Change of Fiscal Year. Telecom’s shareholders’ meeting held on September 14, 2000, approved the change in the closing date for Telecom’s fiscal year from September 30 to December 31, as well as the corresponding amendment to article 17 of Telecom’s bylaws which sets forth the closing date for the fiscal year. The shareholders’ meeting of Nortel held on September 12, 2000 approved the change in the closing date for Nortel’s fiscal year from September 30 to December 31, as well as the corresponding amendment to article 21 of Nortel’s bylaws which sets forth the closing date for the fiscal year.

References to “year 2003”, “year 2002,” “year 2001” and “year 2000” are to the fiscal years ended December 31, 2003, December 31, 2002 and December 31, 2001 and the twelve month period ended December 31, 2000, respectively, and references to “year 1999” are to the fiscal year ended September 30, 1999.

Certain amounts and ratios contained in this report (including percentage amounts) have been rounded up or down in order to facilitate the summation of the tables in which they are presented. The effect of this rounding is not material. These rounded amounts are also included within the text of this annual report.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

(a) Selected Consolidated Financial Data

Our selected consolidated financial information, relating to the year ended September 30, 1999 and the twelve month period ended December 31, 2000 has been derived from our consolidated financial statements which have been audited by Price Waterhouse & Co. (a member firm of PricewaterhouseCoopers). Our annual consolidated financial statements relating to the year ended September 30, 1999 and the twelve month period ended December 31, 2000 are not included herein. Our selected consolidated financial information, shown below, relating to the years ended December 31, 2002 and 2001 has been derived from our annual consolidated financial statements which have been audited by Henry Martin, Lisdero y Asociados—one of the predecessor firms of Pistrelli, Henry Martin y Asociados S.R.L. -both member firms of Ernst & Young Global. Our selected consolidated financial information for the year ended December 31, 2003 has been derived from our annual consolidated financial statements included herein which have been audited by Price Waterhouse & Co. (a member firm of PricewaterhouseCoopers) and Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global). The selected consolidated financial information should be read in conjunction with Item 5: “Operating and Financial Review and Prospects” and our audited consolidated financial statements beginning on page F-1 of this annual report.

Pricewaterhouse & Co. (a member firm of PricewaterhouseCoopers) and Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global) have issued a qualified opinion on the consolidated financial statements of Nortel as of and for the year ended December 31, 2003 because of a departure from Argentine GAAP. As further discussed in Note 3.c. to the consolidated financial statements, Nortel has discontinued restating its financial statements into constant currency effective March 1, 2003, as required by a CNV resolution. Argentine GAAP required companies to restate financial statements for inflation through September 30, 2003. Such accountants’ report also includes a paragraph describing the existence of substantial doubt about our ability to continue as a “going concern.”

Inflation Accounting. As a result of the new inflationary environment in Argentina and the reforms under the Public Emergency Law, the Federación Argentina de Consejos Profesionales de Ciencias Económicas (the Argentine Professional Council of Economic Sciences), or the FACPCE, approved a resolution on March 6, 2002 reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are considered to be stated in constant currency as of December 31, 2001 (the “Stability Period”). See Note 3(c) to Telecom’s consolidated financial statements as of and for the year ended December 31, 2003.

On July 16, 2002, the Argentine government issued a decree, instructing the CNV to issue the necessary regulations to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the FACPCE.

However, on March 25, 2003, the Argentine government repealed the provisions of the July 16, 2002 decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for inflation accounting to be discontinued as of March 1, 2003. Telecom complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

Since Argentine GAAP required companies to prepare price-level restated financial statements (through September 30, 2003), Telecom’s application, as a company under CNV supervision, of the CNV’s resolution represents a departure from Argentine GAAP.

Accounting Changes. Effective October 1, 2000, the Company adopted changes in certain accounting policies. The following is a summary of these changes:

•	adopting income tax deferral method;

•	charging pre-operating costs to income in the period in which incurred; and

•	charging customer acquisition costs to income in the period in which incurred.

The adoption of these changes in accounting policies has been accounted for as a retroactive adjustment, as required by Argentine GAAP. Financial information included herein as of and for the year ended September 30, 1999 has been restated for these changes.

Recent Accounting Pronouncements —Argentine GAAP

As explained in “Operating and Financial Review and Prospects—Recent Accounting Pronouncements (Argentine GAAP),” on January 14, 2003, the CNV approved RT 16, 17, 18, 19 and 20 of the FACPCE which establish new accounting and disclosure principles under Argentine GAAP. These new standards were adopted early by Nortel, as permitted by the resolution, as of January 1, 2002. Financial information included herein as of and for the years ended 2001 and 2000 and for the year ended September 30, 1999 has been restated for these changes.

We maintain our financial books and records and prepare our financial statements in pesos in conformity with Argentine GAAP, which differs in certain significant respects from U.S. GAAP. For a summary description of principal differences between Argentine GAAP and U.S. GAAP, see Note 16 to our consolidated financial statements as of and for the year ended December 31, 2003.

Unconsolidated Financial Information

For information regarding our financial and operating results on an unconsolidated basis see Note 15 to our consolidated financial statements as of and for the year ended December 31, 2003.

CONSOLIDATED INCOME STATEMENT AND BALANCE SHEET DATA

	As of and for the Year Ended December 31,				As of and for the Year Ended September 30,
	2003	2002	2001(10)	2000(10)	1999(10)
	(in millions of pesos, except per share data)
INCOME STATEMENT DATA(1)(6)
Argentine GAAP
Net sales	3,753	4,012	7,056	7,403	7,351
Cost of services general and administrative and selling expenses	(3,649)	(4,220)	(6,185)	(6,200)	(5,666)
Operating income/(loss)	104	(208)	871	1,203	1,685
Other (net) (2)	(110)	(5,508)	(661)	(550)	(591)
Gain on Repurchase of Debt	376	0	0	0	0
Income tax	7	1,304	(112)	(318)	(433)
Minority interest	(180)	2,009	(45)	(150)	(264)
Net income/(loss)	197	(2,403)	53	185	397
Net income/(loss) per ordinary share(3)	16.23	(232.78)	2.42	13	31
Net income/(loss) per B Preferred Share	56.36	(809.19)	8.42	44.88	109.45
Dividends paid per Series B Preferred Share(4)(5)(9)	0	0	17.63	5.98	9.37
Dividends paid per ordinary share(3)(5)(9)	0	0	5.02	1.65	2.70
US GAAP Amounts(6)
Operating income/(loss)	51	(269)	741	1,109	1,493
Net income/(loss)	222	(759)	(1,966)	207	290
Net income/(loss) per ordinary share(3)	21.26	(72.69)	(188.32)	26.38	24.24
Net income/(loss) per Series B Preferred Share	73.9	(252.54)	(654.70)	68.79	96.59
BALANCE SHEET DATA(1)(7)
Argentine GAAP
Current assets	3,229	2,123	2,666	3,181	3,451
Fixed assets, net	8,001	9,689	10,613	11,340	10,989
Total assets	12,315	12,961	14,574	15,785	15,757

Current liabilities(8)	10,723	11,761	4,025	3,861	3,646
Non-current liabilities	365	345	5,318	6,312	6,839
Minority interest	561	379	2,380	2,546	2,278
Foreign currency translation adjustments	21	28	—	—	—
Total shareholders’ equity	645	448	2,851	3,066	2,994

Total liabilities, minority interest, foreign currency translation adjustments and shareholders’ equity	12,315	12,961	14,574	15,785	15,757

US GAAP Amounts(6)
Total assets	11,675	12,176	15,229	15,813	15,805
Current liabilities	10,723	11,761	12,864	3,861	3,787
Non-current liabilities	455	389	853	6,369	6,839
Redeemable preferred shares	484	436	584	749	881
Minority interest	242	30	704	2,535	2,295

Total shareholders’ equity	(229)	(440)	224	2,299	2,003

(1)	Figures for the year ended December 31, 2003 reflect adjustments for inflation until February 28, 2003. Figures for year 2002 reflect the adoption of inflation accounting for the entire period. Figures for years 2002, 2001, 2000 and 1999 have been restated in constant pesos as of February 28, 2003 for comparative purposes.

(2)	Other (net) includes equity gain (loss) from related companies, amortization of goodwill, financial results (net) other expenses (net) and minority interests.

(3)	Calculated based on 5,330,400 ordinary shares outstanding during each period; excludes from net income amounts accrued for the payment of dividends to holders of preferred stock.

(4)	Calculated based on 1,470,455 Series B Preferred Shares outstanding during each period. In April 1997, Nortel’s shareholders decided in an extraordinary meeting to amend the right of dividends, reducing the formula for the calculation of dividends of Series B Preferred Shares from 49.46% to 48.96% from June 16, 1997.

(5)	No dividends were paid for years 2001, 2002 and 2003. See Item 8: “Financial Information—Dividend Policy.”

(6)	For information concerning certain differences between Argentine GAAP and U.S. GAAP as applied to the Financial Statements and for the related effects of the significant differences in operating profit, net income and shareholders’ equity, see Note 16 to the Financial Statements.

(7)	As a result of Telecom’s restructuring process, Nortel’s financial position and results of operations presented as of and for the year ended December 31, 2003 may not be indicative of Nortel’s future results of operations.

(8)	As a result of its payment defaults, Telecom’s creditors have the right to accelerate substantially all of its financial indebtedness. Accordingly, Telecom has classified such debt as a current liability in its December 31, 2003 and 2002 balance sheets.

(9)	Figures have been restated for inflation and do not represent nominal amounts as of payment dates. Payment under year 2000 column includes payments of dividends for fiscal years ended December 31, 2000 and September 30, 2000 as a result of Nortel’s change of fiscal year-end from September 30 to December 31 effective as of January 1, 2001. See “Presentation of Financial Information” and Item 8: “Financial Information—Dividend Policy.”

(10)	Figures for years 2001, 2000 and 1999 have been restated for the application of the new accounting standards in Argentina.

(b) Selected Unconsolidated Financial Data

Our selected unconsolidated financial information, relating to the year ended September 30, 1999 and the twelve month period ended December 31, 2000 has been derived from our unconsolidated financial statements which have been audited by Price Waterhouse & Co. (a member firm of PricewaterhouseCoopers). Our annual unconsolidated financial statements relating to the year ended September 30, 1999 and the twelve month period ended December 31, 2000 are not included herein. Our selected unconsolidated financial information, shown below, relating to the years ended December 31, 2002 and 2001 has been derived from our annual unconsolidated financial statements which have been audited by Henry Martin, Lisdero y Asociados—one of the predecessor firms of Pistrelli, Henry Martin y Asociados S.R.L. -both member firms of Ernst & Young Global. Our selected unconsolidated financial information for the year ended December 31, 2003 has been derived from our annual unconsolidated financial statements included herein which have been audited by Price Waterhouse & Co. (a member firm of PricewaterhouseCoopers) and Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global). The selected unconsolidated financial information should be read in conjunction with “Operating and Financial Review and Prospects” and our audited unconsolidated financial statements beginning on page F-1 of this annual report.

Pricewaterhouse & Co. (a member firm of PricewaterhouseCoopers) and Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global) have issued a qualified opinion on the unconsolidated financial statements of Nortel as of and for the year ended December 31, 2003 because of a departure from Argentine GAAP. As further discussed in Note 3.c. to the consolidated financial statements, Nortel has discontinued restating its financial statements into constant currency effective March 1, 2003, as required by a CNV resolution. Argentine GAAP required companies to restate financial statements for inflation through September 30, 2003. Such accountants’ report also includes a paragraph describing the existence of substantial doubt about our ability to continue as a “going concern.”

The selected unconsolidated financial information should be read in conjunction with Item 5: “Operating and Financial Review and Prospects—(b) Unconsolidated” and the Financial Statements. Financial data shown in Item 5: “Operating and Financial Review and Prospects—(b) Unconsolidated” will not correspond to the Financial Statements because the Financial Statements are prepared on a consolidated basis and therefore include the operations of Nortel’s subsidiary, Telecom. See Note 15 to the Financial Statements for unconsolidated financial information of Nortel.

Nortel’s unconsolidated financial statements account for its equity interest in Telecom through the equity method. Amounts included under the “equity income from subsidiary” caption of Nortel’s unconsolidated financial statements reflects approximately 60%, 55%, 55%, 55% and 55% of Telecom’s net income or loss for years 1999, 2000, 2001, 2002 and 2003 respectively.

	As of and for the Year Ended December 31,				As of and for the Year Ended September 30,
	2003	2002	2001(9)	2000(9)	1999(9)
	(in millions of pesos, except per share data)
INCOME STATEMENT DATA(1)(7):
Equity gain (loss) from related companies	192	(2,402)	55	210	426
General and administrative expenses	(3)	(4)	(2)	(3)	(2)
Operating income/(loss)	189	(2,406)	53	207	424
Financial results, net
Interest income	0	0	0	55	2
Interest expense	0	0	0	0	(57)
Other (including monetary results)	7	1	0	0	0

Total financial results, net	7	1	0	55	(55)
Net income/(loss)	197	(2,403)	53	185	398
Net income/(loss) per ordinary share(2)	16.23	(232.78)	2.42	13	31
OTHER DATA(1)(7):
Cash dividends from subsidiary(3)(6)(8)	0	0	0	257	345
Cash dividends paid on Nortel’s preferred stock(4)(5)(6)(8)	0	0	89	48	111
Cash dividends paid on Nortel’s ordinary shares(4)(5)(6)(8)	0	0	28	9	33

Total dividends paid	0	0	117	57	144

BALANCE SHEET DATA(1)(7):
Total assets	653	467	2,864	3,107	3,515
Long-term debt	0	0	0	0	444
Retained earnings/Accumulated Deficit	(616)	(813)	1,592	1,679	1,622
Total shareholders’ equity	645	448	2,851	3,066	2,994

(1)	Figures for the year ended December 31, 2003 reflect adjustments for inflation until February 28, 2003. Figures for year 2002 reflect the adoption of inflation accounting for the entire period. Figures for years 2002, 2001, 2000 and 1999 have been restated in constant pesos as of February 28, 2003 for comparative purposes.

(2)	Calculated based on 5,330,400 shares outstanding during each period; excludes from net income amounts accrued for the payment of dividends to holders of preferred stock.

(3)	At Telecom’s annual shareholders’ meeting held on December 19, 2000, the shareholders approved the creation of a reserve for future dividend payments of approximately P$388 million and gave the Board of Directors the necessary authority to determine its distribution. The reserve was distributed and dividends were paid on January 24, 2001, of which Nortel received P$214.39 million. On April 24, 2001, Telecom’s Board of Directors decided to distribute a cash dividend of P$77.81 million, paid on May 3, 2001, of which the Company received P$42.64 million. At Telecom’s annual shareholders’ meetings for the years ended December 31, 2001, 2002 and December 31, 2003, held April 24, 2002, April 30, 2003 and April 29, 2004, respectively, Telecom’s shareholders decided that because of Telecom’s financial condition, Telecom would not pay dividends for the years ended December 31, 2001, 2002 and 2003, respectively.

(4)	The shareholders’ annual ordinary and extraordinary meeting held on January 19, 2001 approved the following distribution of profits for the year ended September 30, 2000: P$101.79 million for the payment of cash dividends (P$51.08 million paid as dividends on Series “A” Preferred Shares, P$25.01 million paid as dividends on Series “B” Preferred Shares and P$26.07 million paid as dividends on ordinary shares), payable in one installment, which was paid on January 26, 2001.

(5)	The shareholders’ annual ordinary and extraordinary meeting held on April 26, 2001 approved the following distribution of profits for the year ended December 31, 2000: P$10.90 million on Series A Preferred Shares, P$0.92 million on Series B Preferred Shares, and P$0.94 million on ordinary shares, payable in one installment which was paid on April 26, 2001.

(6)	No dividends were paid for years 2001, 2002 and 2003. See Item 8: “Financial Information—Dividend Policy.”

(7)	As a result of Telecom’s restructuring process, Nortel’s financial position and results of operations presented as of and for the year ended December 31, 2003 may not be indicative of Nortel’s future results of operations.

(8)	Figures have been restated for inflation and do not represent nominal amounts as of payment dates. Payment under year 2000 column includes payments of dividends for fiscal years ended December 31, 2000 and September 30, 2000 as a result of Nortel’s change of fiscal year-end from September 30 to December 31 effective as of January 1, 2001. See “Presentation of Financial Information” and Item 8: “Financial Information—Dividend Policy.”

(9)	Figures for year 2001, 2000 and 1999 have been restated for the application of the new accounting standards in Argentina.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See Item 10: “Additional Information—Exchange Controls.”

	High	Low	Average(1)	End of Period
Year Ended September 30, 1999	1.00	1.00	1.00	1.00
Year Ended December 31, 2000	1.00	1.00	1.00	1.00
Year Ended December 31, 2001	1.00	1.00	1.00	1.00
Year Ended December 31, 2002	3.90	1.55	3.24	3.37
Year Ended December 31, 2003	3.35	2.76	2.95	2.93
Month Ended December 31, 2003	2.99	2.93	2.96	2.93
Month Ended January 31, 2004	2.95	2.85	2.89	2.93
Month Ended February 29, 2004	2.96	2.92	2.93	2.92
Month Ended March 31, 2004	2.93	2.86	2.90	2.86
Month Ended April 30, 2004	2.87	2.81	2.84	2.85
Month Ended May 31, 2004	2.97	2.85	2.92	2.97
Month Ended June 30, 2004 (through June 24, 2004)	2.97	2.94	2.96	2.95

(1)	Yearly data reflect average of month-end rates.

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

On June 24, 2004, the closing exchange rate (ask price) quoted by Banco de la Nación Argentina (“Banco Nación”) was P$2.95=US$1.00.

Risk Factors

You should consider the following risks with respect to an investment in Nortel and investments in Argentine corporations that are not normally associated with investments in the securities of issuers in the United States and other jurisdictions.

Risk Factors Relating to Argentina

Overview

Nortel’s single largest investment, Telecom, has substantially all of its property, operations and customers located in Argentina and most of Telecom’s indebtedness is denominated in U.S. dollars and euro. Accordingly, Telecom’s financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina and on the rates of exchange between the peso and such other currencies. As detailed below, the Argentine economy has experienced a severe recession as well as a political crisis, and the abandonment of dollar-peso parity has led to significant devaluation of the peso against major international currencies. These conditions have and will continue to affect each of Nortel’s and Telecom’s financial condition and results of operations and may impair Telecom’s ability to make payments of principal and/or interest on its financial indebtedness (including the notes) and, in the past several years, Nortel’s and Telecom’s ability to pay dividends.

The devaluation of the peso will adversely affect Telecom’s results of operations and its ability to service its debt obligations.

Since Telecom realizes substantially all of its revenues in Argentina in pesos, any devaluation in the peso will negatively affect the U.S. dollar value of its earnings while increasing the cost, in peso terms, of its expenses and capital costs denominated in foreign currency (including the cost of servicing its indebtedness denominated in foreign currencies).

The Argentine peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. Given the economic and political uncertainties in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar and how these uncertainties will affect the consumption of telephone services. Moreover, Telecom cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact any of these changes could have on the value of peso and, accordingly, on Telecom’s financial condition and results of operations.

Substantial inflation may continue, which will negatively impact Telecom’s revenues.

Argentina experienced significant inflation during 2002. During 2002, the Argentine consumer price index increased 41% and the wholesale price index increased 118%. The level of inflation reflects both the effect of the peso devaluation on production costs and a substantial change in relative prices, partially offset by the elimination of public utility rate adjustments and the large drop in demand resulting from the recession.

Inflation slowed in 2003, with the Argentine consumer price index increasing by 3.7% and the wholesale price index increasing by approximately 1.9% in 2003. For the first five months of 2004, the Argentine consumer price index increased by 2.7% and the wholesale price index increased by 3.9%. Despite recent slowing of inflation rates, if the Central Bank issues significant amounts of currency to finance public sector spending or to assist financial institutions in distress or if the value of the peso cannot be stabilized by positive expectations for Argentina’s economic future and/or strict fiscal and monetary policies, an increase in inflation rates can be expected. Since Telecom derives the majority of its revenues from fees payable in pesos, unless its tariffs increase at a rate at least equal to the rate of inflation, any further increase in the rate of inflation will result in decreases in its revenues in real terms and will adversely affect Telecom’s results of operations. Pursuant to the Public Emergency Law, contract clauses requiring adjustments in agreements for the provision of public utility services between the Argentine government and the providers of those services (including Telecom) based on foreign inflation indexes and all other indexation mechanisms have been revoked, and the tariffs for the provision of such services were converted from their original U.S. dollar values to pesos at a rate of P$1.00 per U.S.$1.00. Telecom and Telefónica Argentina S.A. are in the process of renegotiating their tariffs with the Argentine government.

As part of this renegotiation, on May 20, 2004, Telecom and Telefónica Argentina S.A. signed a letter of understanding with the Argentine government whereby they agreed to maintain together with Telefónica de Argentina S.A. the current tariff structure that these companies charge their customers for basic telephony services until December 31, 2004. Telecom cannot assure us that the outcome of any further reregistration will be favorable and its future financial position.

The Central Bank has imposed restrictions on the transfer of funds outside of Argentina in the past and may do so in the future, which could prevent Telecom from making payments on Telecom’s external debt.

In 2001 and 2002, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad. These restrictions severely limited Telecom’s ability to make payments on its debt to creditors outside of Argentina. Although these restrictions have generally been eliminated, there can be no assurance that the Central Bank will not again restrict the transfer of funds abroad for principal and/or interest payments by Telecom to its foreign creditors which would limit Telecom’s ability to service its debt.

The deterioration of the Argentine economy and the effects of pesification may require Telecom and/or Nortel to undertake a mandatory capital stock reduction or commence dissolution proceedings.

Under Section 206 of the Argentine Companies Law No. 19,550, as amended, if at the annual shareholders’ meeting a corporation presents financial statements that report that the corporation’s losses have absorbed its reserves and at least 50% of its share capital, the corporation is required to reduce its capital stock. Furthermore, under paragraph 5 of Section 94, if the corporation presents annual financial statements that report negative shareholders’ equity, the corporation is required to commence dissolution proceedings unless its shareholders take action (either by making an additional capital contribution or authorizing the issuance of additional shares of the corporation) that increases the company’s capital stock. Subject to compliance with certain conditions, these provisions of the Argentine Companies Law have been suspended until December 10, 2004 as a result of successive presidential decrees. In addition, the Buenos Aires Stock Exchange has issued a resolution providing that companies with negative shareholders equity can continue listing their securities on the reduced trading panel (rueda reducida) until June 30, 2004, instead of being suspended from listing from the Buenos Aires Stock Exchange. We cannot assure you that the suspension of the mandatory capital reduction requirements of the Argentine Companies Law, or the exemption from the positive shareholders’ equity requirements of the Buenos Aires Stock Exchange, will be extended again or that these requirements will not be enforced in the future.

Although Nortel’s and Telecom’s shareholders’ equity was positive as of December 31, 2003 (largely as a result of the appreciation of the peso in 2003), if the Argentine economy does not continue to improve and the peso depreciates against the U.S. dollar, Nortel’s and/or Telecom’s results of operations may decline such that they absorb at least 50% of its share capital and reserves or result in negative equity. In this case, if suspension of the provisions of Section 206 and Paragraph 5 of Section 94 are not extended past December 10, 2004, Telecom may be forced to reduce its capital stock or commence dissolution proceedings. Negative equity, in addition to the possible termination of the suspension of the provisions of Section 206 and paragraph 5 of Section 94, may require Nortel and/or Telecom to commence dissolution proceedings.

Future Argentine government policies will likely significantly affect the economy as well as the operations of the telecommunications industry.

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. Due to the Argentine economic crisis, the Argentine government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. Under the Kirchner administration, the CNC has been aggressive in adopting new regulations and imposing fines on telecommunications companies, particularly privatized companies such as Telecom. The CNC has initiated administrative proceedings to collect fines against Telecom amounting to approximately P$8 million and claims for 2002 fines of P$0.42 million are also pending. Telecom has challenged the imposition of these fines in these administrative proceedings. In addition, local municipalities in the regions where Telecom operates have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and wireless networks. Local and federal tax authorities and the AFIP have also brought an increasing number of claims against Telecom, including for Telecom’s amortization of assets and past deductions for uncollectable receivables. Telecom cannot assure that laws and regulations currently governing the economy or the telecommunications industry will not change, or that any changes will not adversely affect its business, financial condition or results of operations as well as Telecom’s ability to honor its foreign currency denominated debt obligations.

In the event of further social or political crises, companies in Argentina may also face the risk of further civil and social unrest, strikes, expropriation, nationalization, forced renegotiation or modification of existing contracts, and changes in taxation policies, including royalty and tax increases and retroactive tax claims.

In addition, investments in Argentine companies may be further affected by changes in laws and policies of the United States affecting foreign trade, taxation and investment.

Argentina continues to face considerable political and economic uncertainty.

Although general economic conditions have shown improvement and political protests and social disturbances have diminished considerably in 2003, the rapid and radical nature of the changes in the Argentine social, political, economic and legal environment over the past five years and the absence of a clear political consensus in favor of any particular set of economic policies have given rise to significant uncertainties about the country’s economic and political future. It is currently unclear whether the economic and political instability experienced over the past five years will continue and it is possible that, despite recent economic growth, Argentina may return to a deeper recession, higher inflation and unemployment and greater social unrest. If this instability continues, there could be a material adverse effect on our results of operations and financial condition.

Further, the Argentine government is facing severe fiscal problems as a result of the devaluation of the peso. As most of the Argentine government’s financial liabilities are U.S. dollar-denominated, the cost, in peso terms, of servicing these liabilities has increased significantly as a result of the devaluation. In addition, peso-denominated tax revenues constitute the majority of Argentina’s tax receipts and although tax revenues have increased in peso terms, due to inflation they have decreased in U.S. dollar terms. Therefore, the government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso.

Argentina is currently insolvent and is limited in its ability to obtain financing in the future, which may restrict its ability to implement reforms and restore economic growth.

The Argentine government is currently insolvent and has defaulted on a significant part of its public debt in recent years although it has recently reached an agreement to postpone the maturity date of certain amounts of its debt owed to the International Monetary Fund, or IMF, and other international credit organizations. Due to a sustained lack of investor confidence in Argentina’s ability to make payments due on its sovereign debt and in the Argentine economy generally, Argentina’s opportunities to effectively raise capital in the international markets have been severely limited. This inability to obtain financing has and will continue to affect Argentina’s ability to implement any reforms and restore economic growth. In addition, the adoption of austere fiscal measures may be required to repay the Argentine government’s debt and to balance its budget. These factors could lead to deeper recession, higher inflation and unemployment and social unrest which would negatively affect our financial condition and results of operations.

The stability of the Argentine banking system is uncertain.

In recent years the Argentine financial system has been characterized by extreme volatility. In the past, the Argentine government has restricted bank withdrawals and required the conversion of dollar deposits to pesos. This has led to a significant decrease in commercial and financial activities, diminished spending and greatly increased social unrest, resulting in widespread public protests against financial institutions.

Since 2002, a large number of cases brought in Argentine courts have challenged the constitutionality of “pesification” pursuant to the Public Emergency Law and have demanded the return of deposits in dollars or in pesos at the prevailing exchange rate at the time of payment. In at least one case, the Argentine Supreme Court has struck down the mandatory conversion to pesos of U.S. dollar deposits. This decision creates uncertainty for the Argentine banking system as a whole and raises the possibility that a large number of depositors may seek to withdraw all of their deposits and convert their pesos into dollars in the future. If this happens, the Argentine government may be required to provide additional financial assistance to banks. If the Argentine government is not able to provide this assistance and these withdrawals are significant, this could lead to the collapse of one or more large banks or even the Argentine financial system.

The Argentine banking system’s collapse or the collapse of one or more of the larger banks in the system would have a material adverse effect on the prospects for economic recovery and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on Telecom by resulting in lower usage of its services and the possibility of a higher level of delinquent or uncollectible accounts.

Risk Factors associated with Telecom and its Operations

Telecom may be forced into bankruptcy or to file for reorganization.

Although Telecom is currently pursuing a restructuring pursuant to an acuerdo preventivo extrajudicial (or “APE”), an out-of-court restructuring agreement governed by Law No. 24, 522, we cannot assure you that Telecom will be successful in refinancing its outstanding debt through the APE Solicitation. The proposed APE is subject to a number of conditions including the approval of holders of Telecom’s outstanding debt, a minimum level of participation in one of the consideration options offered in the APE and the approval by the reviewing court in Argentina. In addition, the APE procedure is a new statutory mechanism with few court cases interpreting these proceedings, and judicial treatment of the APE by the reviewing court and the enforcement of the APE by courts outside of Argentina is subject to uncertainty. It is possible that one or more of Telecom’s creditors may seek to attach Telecom’s assets prior to the completion of the proposed restructuring. In addition, if a claim is filed requesting Telecom’s bankruptcy, or quiebra, by one or more of its creditors, Telecom may seek the assistance of the Argentine courts by filing for reorganization, or concurso. If Telecom’s proposed restructuring is not consummated, there is a significant likelihood that Telecom will have to commence bankruptcy proceedings or face involuntary insolvency proceedings.

If Telecom’s restructuring is not consummated, there is a significant likelihood that it will pursue the pesification of its debt denominated in foreign currencies, and will have to commence reorganization proceedings or face bankruptcy proceedings.

Except for partial payments of accrued but unpaid interest of the equivalent of US$96 million (excluding withholding tax) made by Telecom, US$13 million (excluding withholding tax) made by Telecom Personal and US$0.04 million (excluding withholding tax) made by Publicom S.A. (a 99.99% owned subsidiary), which we refer to as Publicom, in June 2003, Telecom has not made principal or interest payments to its financial creditors since the first half of 2002. As of December 31, 2003, the aggregate principal amount of Telecom’s unconsolidated outstanding debt (which excludes accrued but unpaid interest, penalties and post-default interest rate increases) was the equivalent of US$2,553 million. As of December 31, 2003, the aggregate amount of total unconsolidated outstanding debt amounted to approximately the equivalent of US$2,801 million (including accrued but unpaid interest, penalties and post-default interest rate increases).

A substantial portion of Telecom’s outstanding debt is denominated in foreign currencies and is governed by foreign law. Notwithstanding the economic crisis in Argentina and subsequent devaluation and pesification, Telecom has recorded its outstanding debt at their respective original foreign currencies in the expectation that the debt restructuring would be completed successfully. If a restructuring plan pursuant to the APE is not completed, Telecom’s management will analyze different courses of action in order to preserve the continuity of Telecom’s operations. As discussed in Note 12 to Telecom’s consolidated financial statements as of and for the year ended December 31, 2003, such actions may include pursuing legal arguments to support the “pesification” of foreign-currency denominated debt governed by foreign law. In this event, Telecom would seek to treat the foreign-currency denominated debt of Telecom and its subsidiaries as having been “pesified” at a rate of P$1 to US$1 or its equivalent in other foreign currencies.

Telecom’s cash flow is currently insufficient to service its existing debt. Unless holders of the requisite majorities of outstanding debt vote in favor of the APE Solicitation that Telecom commenced on June 22, 2004, there is a significant likelihood that Telecom will have to commence reorganization, or concurso, proceedings under Argentine Bankruptcy Law or one of its creditors may force Telecom into bankruptcy proceedings, or quiebra.

Telecom has been advised by its Argentine counsel that in order to reorganize its outstanding debt under a reorganization (concurso), Telecom would need to obtain the approval of the majority of its unsecured creditors representing two-thirds of its liabilities filed in the concurso proceedings and admitted by the Argentine court. During the period of the concurso, the holders of its outstanding debt should expect the following:

•	Telecom will continue managing its business, subject to control and supervision by a bankruptcy trustee (síndico) and a committee of creditors. In addition, certain transactions will be subject to court approval

(which approval would be subject to input from, but would not be bound by, the opinion of the committee of creditors).

•	All of Telecom’s obligations will become due and payable as provided for by applicable laws.

•	Existing judicial claims from creditors, including trade creditors, will be considered by the court and any proceedings relating to these claims will be stayed. Holders of Telecom’s outstanding debt therefore may be unable to control the process and their interests may be given less weight by the reviewing court when considered in relation to the interests of all of its creditors, including Telecom’s commercial creditors. In its APE, by contrast, commercial creditors will not have their claims accelerated and will continue to be paid on customary terms.

•	The claims of holders of Telecom’s outstanding debt will be restructured on terms that cannot be predicted at this time, but they could be more or less favorable than the terms being offered pursuant to the APE.

•	For purposes of calculating the requisite majorities and the relative positions of the creditors, restructured claims denominated in a currency other than pesos will be converted into pesos at the exchange rate as of the date of the bankruptcy trustee’s filing of its report discussing each proof of claim.

•	Reorganization (concurso) proceedings are likely to take a longer period of time than proceedings involving APE agreements and holders may therefore have to wait for an extended period of time before the concurso proceedings are completed. During this period, Telecom could lose significant value.

•	Accrual of interest on Telecom’s unsecured debts will be suspended in the reorganization (concurso).

•	Telecom’s assets would be protected against claims by its creditors, and the protection would include, but would not be limited to, a prohibition against attempts to attach or liquidate its assets.

•	No payments of principal or interest may be made by Telecom to its creditors.

•	Holders of Telecom’s indebtedness will lose any rights of set-off against Telecom that they had prior to the reorganization (concurso) unless the debt owed to holders was already due and payable prior to the date of filing of the reorganization (concurso).

•	If the reorganization (concurso) fails, holders of Telecom’s indebtedness will be left with a claim in a bankruptcy (quiebra) and may force Telecom into quiebra.

Telecom has been advised by its Argentine counsel that if Telecom is forced into bankruptcy proceedings (quiebra) holders of Telecom’s outstanding debt should expect the following:

•	A court-appointed trustee will manage its business under the supervision of the Argentine court which will be subject to input from, but will not be bound by, the opinion of a committee of Telecom’s creditors. In this respect, if the court considers that the interruption of the provision of an essential public service may cause severe damage to Telecom’s customers, the court may authorize Telecom to continue providing this public service.

•	All of Telecom’s obligations will become due and payable immediately.

•	Existing judicial claims from creditors, including commercial creditors, will be considered by the reviewing court and any proceedings relating to these claims at the time of the bankruptcy (quiebra) will be stayed. Holders of Telecom’s outstanding debt therefore may not be able to control the process, and their interests shall be treated in accordance with Argentine Bankruptcy Law, taking into account the interests of all creditors as a whole. In Telecom’s APE, by contrast, commercial creditors will not have their claims accelerated and will continue to be paid on customary terms.

•	Holders of Telecom’s outstanding debt may not exercise any set-off rights with respect to debt Telecom owed to them prior to the bankruptcy (quiebra) unless the debt Telecom owed to holders was already due and payable prior to the date of filing the bankruptcy (quiebra).

•	The bankruptcy (quiebra) proceedings may continue for a continued period of time and during this period Telecom could lose significant value.

•	Under the Argentine court’s supervision, the trustee will identify all of Telecom’s assets and liabilities, liquidate Telecom’s assets (for which a specific procedure may apply under Argentine law according to the terms of Telecom’s license to provide telecommunications services) and distribute the proceeds from this liquidation among all of Telecom’s creditors in the preferential order set forth under Argentine Bankruptcy Law.

•	Foreign currency-denominated claims will be mandatorily converted into pesos at the exchange rate in effect on the date on which the bankruptcy is declared or upon the maturity of the claims, if maturity occurred before the bankruptcy was declared.

•	Interest on Telecom’s unsecured debts will cease to accrue.

•	Telecom’s assets would be protected against claims by Telecom’s creditors, and the protection would include, but would not be limited to, a prohibition against attempts to attach or liquidate Telecom assets.

•	Holders of its indebtedness will lose any rights of set-off against Telecom that they had prior to the bankruptcy (quiebra) unless the debt owed to holders was already due and payable prior to the date of filing of the bankruptcy (quiebra).

•	If Telecom becomes subject to bankruptcy proceedings, the Argentine government has the power to revoke Telecom and Telecom Personal’s licenses to provide telecommunications services, including fixed-line telephony and cellular services.

•	If Telecom’s license to provide fixed-line telephony services is revoked, Nortel may be forced to transfer Telecom’s shares and capital contributions in trust to the relevant regulatory entity, who will sell these shares and capital contributions in an auction. If this occurs, the proceeds of the sale minus fees, expenses, taxes and/or penalties will be delivered to Nortel. Once the shares and the capital contributions have been awarded to a new entity in the auction, a new license will be issued. During this period of time the regulatory entity may appoint one or more operators to temporarily provide the services formerly provided by Telecom. Any of these operators will be paid out of the proceeds of the sale of the shares.

In addition, the processes of reorganization (concurso) and bankruptcy (quiebra) proceedings is subject to considerable uncertainty because they will be governed by a statute that was amended in 2002, and substantial aspects of the amended statute have not yet been applied or interpreted by the courts. Consequently, the actual outcome might be less favorable or more favorable for Telecom’s creditors than the consequences described in this document in ways Telecom cannot foresee.

Telecom’s subsidiaries are also in the process of negotiating debt restructurings, the outcomes of which are uncertain.

Telecom’s subsidiary, Telecom Personal, is currently discussing its restructuring proposal with representatives of its creditors, and Telecom is not certain whether Telecom Personal will complete its restructuring plan as proposed, or when such restructuring may be completed. As of December 31, 2003, Telecom Personal’s unconsolidated outstanding debt and intercompany obligations amounted to the equivalent of US$599 million (including US$27 million principal amount of intercompany obligations owed to Telecom, accrued but unpaid interest, penalties and post-default interest rate increases). Telecom Personal’s subsidiary, Núcleo, is also in the process of restructuring its indebtedness. The outcome of the Telecom Personal and Núcleo restructurings are subject to approval by the relevant creditors of those companies and to the conditions of their respective restructuring plans.

Uncertainties resulting from the current economic situation in Argentina and currently existing regulations affecting Telecom and uncertainties relating to the restructuring of Telecom’s outstanding debt currently raise substantial doubt about Nortel’s and Telecom’s ability to continue as a going concern and may continue to negatively impact Telecom’s financial position and results of operations.

Nortel’s and Telecom’s consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 have been prepared assuming that it will continue as a going concern.

Pricewaterhouse & Co. (a member firm of PricewaterhouseCoopers) and Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global) have jointly issued a qualified opinion on the consolidated financial statements of Nortel and Telecom as of and for the year ended December 31, 2003, because of a departure from Argentine GAAP. As further discussed in Note 3.c. to both Nortel’s and Telecom’s consolidated financial statements, Nortel and Telecom have discontinued restating their financial statements in constant currency effective March 1, 2003, as required by a CNV resolution. Argentine GAAP required companies to restate financial statements for inflation through September 30, 2003.

Nortel’s and Telecom’s accountants’ report includes a paragraph describing the existence of substantial doubt about Nortel’s and Telecom’s ability to continue as a “going concern.” Although Telecom expects that completion of the APE, if successful, will reduce the risks associated with or Telecom’s ability to continue as a going concern, factors such as the strength of the Argentine economy and the devaluation of the peso, may continue to negatively impact the financial position and results of operations of Telecom and its subsidiaries and there is a risk that Telecom will not be able to continue as a going concern, and therefore a risk that Nortel will not be able to continue as a going concern.

Telecom’s ability to operate its business will be constrained by restrictions and limitations imposed during the interim period for the APE and by the indenture governing the notes that Telecom proposes to issue.

The indenture governing the notes proposed to be issued by Telecom pursuant to its APE will contain certain operating and financial restrictions and covenants that may adversely affect Telecom’s ability to finance its future operations or capital needs or to engage in certain business activities. Telecom will agree to observe these restrictions during the interim period for the APE. These agreements will limit, and in some cases prohibit, Telecom’s ability to:

•	incur liens;

•	incur indebtedness;

•	sell assets;

•	enter into sale and leaseback transactions;

•	engage in transactions with Telecom’s shareholders and affiliates;

•	make capital expenditures;

•	make restricted payments (including loans and investments);

•	impose payment restrictions affecting restricted subsidiaries;

•	issue equity interests of Telecom Personal resulting in a loss of control of Telecom Personal;

•	apply dividends paid to it by Telecom Personal

•	engage in other lines of business; or

•	engage in certain mergers.

In addition, the notes and Telecom Personal’s loans will contain cash sweep provisions which will require Telecom and Telecom Personal to use any “excess cash” as defined in the notes to prepay Telecom’s and Telecom

Personal’s notes, respectively, which will further limit Telecom’s ability to finance its future operations or capital needs.

Telecom is and will continue to be highly leveraged.

As of December 31, 2003, Telecom’s total consolidated bank and financial indebtedness, denominated in dollars, euro and yen amounted to the equivalent of approximately US$3,381 million, including accrued but unpaid interest, penalties and post-default interest rate increases. Telecom’s total consolidated peso-denominated debt amounted to P$176 million, including accrued but unpaid interest, penalties and post-default interest rate increases and CER adjustment.

After giving effect to the restructuring pursuant to the APE, based on the assumptions of the management of Telecom, Telecom expects that the nominal (contractual) amount of its unconsolidated bank and financial indebtedness as of December 31, 2003 will be approximately $1,801 million. However, if the APE is implemented, the amount of Telecom’s retructured financial indebtedness and the scheduled interest payments and mandatory amortization obligations for its financial indebtedness outstanding after the restructuring will depend on the elections of participating holders and the decision of the reviewing court with respect to the treatment of the non-participating holders.

Assuming that the APE is completed in the form that Telecom has proposed in its APE Solicitation, Telecom expects to be able to make principal and interest payments on the notes to be issued in the APE. However, the expectation is based on assumptions about important macroeconomic factors, including exchange rates, inflation, tariff adjustments and growth in the Argentine economy. Telecom’s leverage may impair its ability to service its indebtedness or obtain additional financing, to withstand competitive pressure and adverse economic conditions, or to take advantage of significant business opportunities that may arise.

In addition, Telecom’s subsidiary, Telecom Personal is, and will continue to be, highly leveraged. As of December 31, 2003, Telecom Personal’s unconsolidated outstanding debt was US$599 million (including the U.S. dollar equivalent, in the case of debt denominated in other currencies, of US$27 million principal amount in intercompany obligations, accrued but unpaid interest, penalties and post-default interest rate increases). After giving effect to Telecom Personal’s proposed restructuring based on the assumptions of the management of Telecom and Telecom Personal, Telecom expects that the nominal (contractual) amount of Telecom Personal’s unconsolidated bank and financial indebtedness as of December 31, 2003 will be approximately P$1,236 million (the equivalent of approximately US$422 million).

The “pesification” and freezing of rates may continue to adversely affect Telecom’s revenues.

In accordance with the Public Emergency Law, in January 2002, rates for basic telephony services and long distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00. The rates Telecom may charge in the future will be determined by negotiation between Telecom and the Argentine government. According to the Public Emergency Law, while undertaking these negotiations, the Argentine government must consider the effect of these rates on the competitiveness of the general economy, the quality of the services, the investment plans, consumer protection and accessibility of the services and the profitability of Telecom. In connection with these negotiations, on May 20, 2004, Telecom and Telefónica Argentina S.A. signed a letter of understanding with the Argentine government whereby they agreed, without waiving its right to continue negotiations, to maintain the current tariff structure that Telecom charges its customers for basic telephony services until December 31, 2004. Telecom is unable to predict the outcome of these negotiations and the rate scheme which will be applied in the future. Moreover, Telecom is unable to predict whether the Argentine government, as a result of the current rate renegotiations, will impose additional conditions or requirements, and if these conditions or requirements are imposed, whether Telecom will be able to meet them.

Rate restrictions and reductions of some scope and magnitude may continue for a number of years and may reduce revenues from basic services and other services. While Telecom intends to continue to strive to control operating costs and improve productivity, those efforts may not offset, in whole or in part, the decline in operating margins that may result from mandatory rate freezing or reductions measured in dollar terms.

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

Certain of the conditions of the license are not within Telecom’s control. For example, any transfer of shares resulting in a direct or indirect loss of control in Telecom without prior approval of the regulatory authorities may result in the revocation of Telecom’s license and, until June 29, 2004, certain transfers of shares of Telecom, or its direct or indirect shareholders, may result in the revocation of Telecom Personal’s PCS AMBA license.

In addition, since December 2003, the Telecom Italia Group and W de Argentina—Inversiones S.L are each required to maintain direct ownership of at least 15% of the common stock of Sofora.

Nortel owns all of Telecom’s Class A Ordinary Shares (51% of Telecom’s total capital stock) and approximately 8.5% of Telecom’s Class B Ordinary Shares (3.74% of Telecom’s total capital stock) which, in the aggregate, represented approximately 54.74% of Telecom’s total capital stock. Telecom is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of our capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders. See “Major Shareholders and Related Party Transactions—Shareholders’ Agreement”.

Pursuant to the List of Conditions as amended by Resolutions S.C. No. 111/03 and No. 29/4: (i) any reduction of ownership of Nortel in the capital stock of Telecom to less than 51% without prior approval of the Regulatory Bodies; or (ii) any reduction of ownership of currently common shareholders in the capital stock with voting power of Nortel to less than 51% without prior approval of the Regulatory Bodies, may result in the revocation of Telecom’s telecommunications license.

Telecom’s business operates in a competitive environment which may result in a reduction in its market share in the future.

Telecom competes with licensed provider groups, comprised of, among others, independent basic telephony service providers, mobile (cellular) and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina. Groups with data transmission networks and other companies providing wireless services may be indirect competitors of Telecom to the extent those services may be substitutes for fixed wireline telephony. As of December 31, 2003, more than 150 licenses for local and/or long distance services had been granted since the end of the exclusivity period. See “Information on Telecom—Our Business—Competition.”

Telecom expects that it will face pressure on the rates it charges for services and experience loss of market share for basic telephony service in the Northern Region as a result of this competition. In addition, the market for cellular services is quite competitive as certain of Telecom’s competitors are better capitalized than Telecom in their networks and have substantial telecommunications experience. In March 2004, Telecom learned that BellSouth Corporation announced that it would sell its interests in its Latin American cellular operations to Telefónica Móviles, S.A. (“Telefónica Móviles”), the wireless affiliate of Telefónica, S.A., which reported that the proposed sale would result in Telefónica Móviles becoming Argentina’s largest cellular operator. The Internet services and wireless telecommunications markets, which Telecom expects will account for an increasing percentage of Telecom’s revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the basic telephony market, Telecom must invest in its fixed-line network in order to maintain and improve service quality. To remain competitive in the wireless telecommunications market, Telecom Personal must enhance its wireless networks by transitioning from TDMA to GSM technology, expand its network coverage, provide high service quality and attractive plans. To remain competitive in the Internet services market, Telecom must constantly upgrade its access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of its services. Telecom must also adapt to changing market conditions. Responding to these changes may require Telecom to devote substantial capital to the development, procurement or implementation of new technologies. See “Information on Telecom—Capital Expenditures.” Telecom also anticipates that it will have to devote significant resources to the refurbishment and maintenance of its and its subsidiaries’ existing network infrastructures. In addition, Telecom may have to make significant expenditures for the repair or replacement of its equipment lost due to theft or vandalism.

The operating and financial restrictions under the terms of the notes (including limits on capital expenditures by Telecom and by Telecom Personal) and the macroeconomic situation in Argentina and Telecom’s related lack of access to bank financing and the capital markets may impede Telecom’s ability to successfully invest in, and implement, new technologies, coverage and services in a timely fashion. Accordingly, we cannot assure you that Telecom will have the ability to make needed capital expenditures. If Telecom is unable to make these expenditures, or if its competitors are able to invest in their businesses to a greater degree than Telecom is, Telecom’s competitive position will be adversely impacted.

Moreover, the products and services Telecom offers may fail to generate revenues or attract and retain customers. If Telecom’s competitors present similar or better responsiveness, functionality, services, speed, plans and features, Telecom’s customer base and Telecom’s user traffic may be materially affected.

Competition is and will continue to be affected by Telecom’s and its competitors’ respective business strategies and alliances. Accordingly, Telecom may face additional pressure on the rates it charges for its services or experience loss of market share in these areas. In addition, the general business and economic climate in Argentina, including economic turbulence and regional differences in growth, interest rates, inflation rates and the instability of the dollar/peso exchange rate may affect Telecom and its competitors differently, potentially to the relative disadvantage of Telecom. Telecom also expects that the level of competition in its markets will increase in the future.

In light of the range of regulatory, business and economic uncertainties Telecom faces, as discussed in this “Risk Factors” section, it is difficult for Telecom to predict with meaningful precision and accuracy the future market share of Telecom in relevant geographic areas and customer segments, the speed with which change in Telecom’s market share or prevailing prices for services may occur or the effects of competition. Those effects could be material and adverse to Telecom’s overall financial condition and results of operations.

Telecom’s operations and financial condition could be affected by union activity and general labor unrest.

In Argentina, labor organizations have substantial support and have considerable political influence. The demands of Telecom’s labor organizations have increased recently as a result of the general labor unrest and dissatisfaction resulting from the disparity between the cost of living and salaries in Argentina as a result of the end of the Convertibility Law (although the Argentine government has attempted to alleviate this economic disparity through in-kind social welfare distributions). Moreover, labor organizations have advocated that certain of Telecom’s non-unionized employees, particularly Telecom Personal’s cellular telephony employees, should be represented by trade unions. If the number of employees covered by trade unions increases, Telecom may incur an increase in costs for the higher compensation that it may need to pay to unionized employees.

While Telecom attempts to negotiate with its labor organizations in order to mitigate the effects of the Argentine economy on the real wages of its employees, Telecom is limited in its abilities to resolve these issues since it has not received authorization for tariff increases. If Telecom is not able to resolve these issues with the labor organizations, these organizations may strike or cause other types of conflicts. Strikes or other types of conflict with the unions or unionized personnel may have a material adverse effect on Telecom’s ability to maintain ordinary service levels or otherwise operate its business in the manner that customers expect. In those circumstances, Telecom might face an immediate loss of revenue. Damage to Telecom’s reputation might also result, with a potential longer-term negative effect on revenues. Telecom has agreed to defer negotiations under one of its collective bargaining agreements until August 2004.

Telecom is involved in various litigation proceedings which could result in unfavorable decisions and financial penalties for Telecom.

Telecom is party to a number of legal proceedings, some of which have been pending for several years. Telecom cannot be certain that these claims will be resolved in its favor and responding to the demands of litigation may divert management time, attention and financial resources. Telecom is aware of two involuntary bankruptcy petitions, or pedidos de quiebra, for a principal amount of US$356,787 and eight summary attachment proceedings, or juicios ejecutivos, that have been filed against it by persons alleging to be holders of its outstanding notes for the aggregate value of the equivalent of approximately US$2.2 million (based on exchange rates as of May 31, 2004). Telecom has not been served process with respect to the bankruptcy petitions. Telecom has been served process and has filed the required formal responses for each of the juicios ejecutivos. In addition, certain attachments have been granted over an aggregate amount of approximately US$3.5 million (based on exchange rates as of May 31, 2004) of funds and assets of Telecom. Telecom does not expect that these bankruptcy petitions or summary attachment proceedings and attachments will result in Telecom being declared bankrupt. However, there is a significant likelihood that Telecom will have to commence reorganization (concurso) proceedings if Telecom is unable to consummate the APE expeditiously and if claims of this nature increase.

Telecom may be subject to measures by the Argentine government which may impose an obligation to provide telecommunications services without compensation.

On June 12, 2002, the Argentine Congress passed Law No. 25,609 which, as of the date of this report, is not yet in effect. Law No. 25,609 provides that Argentine telephone operators such as Telecom must provide “indispensable telephony services” to certain public entities, including public hospitals, welfare institutions, public education facilities and the Argentine armed forces, even if these beneficiaries do not pay for these services. The implementation of Law No. 25,609 and subsequent regulations may impact Telecom’s ability to set-off any amounts owed by these public entities against any amounts Telecom owes to the Argentine government.

The executive branch vetoed Law No. 25,609 and instead passed Decree No. 1174/02 on July 4, 2002, which requires an operator that intends to suspend services to these entities provide 30 business days notice of this suspension to the affected entity and departments of the executive branch. However, Law No. 25,609 may still become effective upon approval of the National Congress.

If the proposed measures under Law No. 25,609 are enforced, Telecom may incur losses as a result of its provision of services without compensation.

As part of Telecom’s negotiations under Decree No. 293/02 on the tariff structure, on May 20, 2004, Telecom and Telefónica Argentina S.A. signed a letter of understanding with the Argentine government whereby Telecom, together with Telefónica de Argentina S.A., agreed, among other things, to grant free prepaid calling cards to pensioners and to certain beneficiaries of Argentine government-sponsored social programs that currently have no wire telephone lines, and to establish special tariffs for the provision of Internet services within the Argentine provinces.

Risk Factors Relating to Nortel.

The outcome of the proposed debt restructuring of Telecom Argentina S.A. will have a material effect on our financial position and the value of our shares.

Our sole substantial asset is our equity ownership interest in Telecom Argentina S.A. Telecom has announced its intention to undertake a comprehensive restructuring of its financial indebtedness, and on June 22, 2004 it commenced seeking consents from holders of its unconsolidated financial indebtedness to restructure its outstanding unconsolidated financial indebtedness pursuant to an APE procedure. The outcome of Telecom’s restructuring process, and that of its subsidiaries, is subject to significant uncertainty.

If Telecom’s debt restructuring is not successful, it may be forced into bankruptcy or liquidation proceedings that could have a material adverse effect on the value of the Telecom shares. See “Risk FactorsñRisk Factors Relating to Telecom and its OperationsñTelecom may be forced into bankruptcy or to file for reorganization.”

Because Nortel is a holding company, upon the liquidation or reorganization of Telecom or its subsidiaries, Nortel’s right to participate in any distribution of their assets is subject to the prior claims of creditors of Telecom and the relevant subsidiary, including trade creditors.

If Telecom’s proposed restructuring is implemented in its proposed form, the debt service requirements under the terms of the new notes (including semi-annual scheduled payments of principal and interest and mandatory prepayments based on Telecom’s “excess cash” as defined in the notes) will be substantial and, as a result, will significantly reduce the amount of cash, if any, that Telecom will have available for payment of dividends to Nortel.

As a holding company, Nortel’s ability to meet its financial obligations and to pay dividends is dependent upon the receipt of cash dividends and other distributions paid on the common stock of Telecom that it owns.

Nortel is a holding company which owns shares of common stock of Telecom, Nortel’s sole substantial asset. As a holding company, Nortel’s ability to meet its financial obligations, and to pay dividends and other distributions (including mandatory redemption payments) on the Series A and B Preferred Shares is dependent upon the receipt of cash dividends and other distributions paid on the common stock of Telecom that it owns. Telecom and Nortel did not pay dividends for the years ended December 31, 2003, 2002 or 2001 and there can be no assurance that they will be able to pay dividends in the future. The ability of Telecom, and consequently Nortel, to pay dividends is subject to Telecom’s ability to generate sufficient cash from operations and is also subject to limits imposed by applicable Argentine law. In particular, under Argentine Companies Law, Telecom and Nortel may only declare dividends out of liquid and realized profits determined in accordance with Argentine GAAP and other applicable regulations and must allocate 5% of each year’s net income to a legal reserve until the total amount of such reserve equals 20% of its subscribed equity capital. In addition, as discussed in more detail in Item 5: “Operating and Financial Review and Prospects—Telecom’s Ongoing Restructuring Efforts,” the terms of the new notes that Telecom proposes to issue in its restructuring include, in addition to semi-annual scheduled payments of principal and interest, mandatory payments to be made semi-annually based on Telecom’s “excess cash” (as defined in the notes), and this requirement will significantly reduce the amount of cash that Telecom will have available for payment of dividends.

In addition, the declaration and payment of dividends on Series B Shares is subject to the dividend and redemption payments on Nortel’s Series A Preferred Shares. Because Telecom did not pay dividends for the fiscal years ended December 31, 2001, 2002, and 2003, Nortel did not make any distributions on its Series A or Series B preferred shares for the years ended December 31, 2001, 2002, and 2003. Due to Telecom’s current financial condition, it is uncertain whether Telecom and Nortel will be able to pay dividends in future years. Further, until 2007, Nortel is required to make redemption payments on its Series A Preferred Shares of P$55.1 million per year plus the adjustment coefficient set forth by Decree No. 214/02, also known as “CER”. These redemption payments reduce the amount of cash which would otherwise be available to make dividend payments on Series B Preferred Shares and Nortel ordinary shares. If Nortel is unable to make such redemption payments, as was the case for the fiscal years ended December 31, 2003, 2002 and 2001, the redemption and dividend payments on the Series A Preferred Shares will continue to accrue until paid and will bear interest at LIBOR. Therefore, even if Telecom does make dividend payments in future years, Nortel will be unable to use this dividend income to make dividend payments to the Series B preferred and ordinary shareholders until all of the accrued but unpaid amortization and dividends on the Series A Preferred Shares have been paid.

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

Nortel’s consolidated financial statements may not give you the same information as financial statements prepared under U.S. accounting rules.

Publicly available information about public companies in Argentina is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States and certain other countries. In addition, although Nortel is subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of domestic U.S. issuers. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of investors in such markets as compared with the securities markets in the United States and certain other developed countries. Nortel maintains its financial books and records and prepares its financial statements in conformity with Argentine GAAP, which differs in certain respects from U.S. GAAP. See Note 16 to Nortel’s consolidated financial statements included in this Form 20-F.

Sofora, as the principal shareholder of Nortel, exercise significant control over matters affecting Nortel.

Sofora is Nortel’s principal shareholder, owning approximately 67.78% of Nortel’s capital stock as of the date of this report. Sofora is currently 50% owned by Telecom Italia Group, 48% owned by W de Argentina—Inversiones S.L and 2% owned by France Telecom Group. Through their ownership of Sofora, the Telecom Italia Group and W de Argentina—Inversiones S.L will have the ability to determine the outcome of any action requiring Nortel’s shareholders’ approval, including the ability to elect a majority of directors. Accordingly, Sofora and its shareholders are able to control the payment of dividends by Nortel, subject to the requirements of Argentine law, and to increase the amount or frequency of these dividend payments in order to fund expenditures or distributions by Sofora or for other purposes.

Nortel has been informed that pursuant to the shareholders’ agreement entered into between the Telecom Italia Group and W de Argentina—Inversiones S.L., the Telecom Italia Group and W de Argentina—Inversiones S.L.

have agreed amongst themselves certain matters relating to the election of directors of Nortel and Telecom and have given W de Argentina—Inversiones S.L. veto power with respect to certain matters relating to Nortel and Telecom.

We and Telecom have engaged in and will continue to engage in transactions with these shareholders and their affiliates. Certain decisions concerning our operations or financial structure may present conflicts of interest between these shareholders as direct or indirect owners of Nortel’s and Telecom’s capital stock and as parties with interests in these related party contracts. The decisions of these shareholders may conflict with our interests or the interests of the holders of the notes. See “Major Shareholders and Related Party Transactions.

Risk Factors Relating to Investing in Argentine Companies

Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires.

Under Argentine law, a shareholder’s liability for losses of a company is limited to the value of his or her shareholdings in the company. Under Argentine law, however, shareholders who vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution. In connection with recommending any action for approval by shareholders, the board of directors of Telecom frequently obtains, and intends to obtain in the future, opinions of counsel concerning the compliance of the actions with Argentine law and Telecom’s bylaws (or regulations, if any). Although the issue is not free from doubt, based on advice of counsel, Nortel believes that a court in Argentina in which a case has been properly presented would hold that a non-controlling shareholder voting in good faith and without a conflict of interest in favor of such a resolution based on the advice of counsel that such resolution is not contrary to Argentine law or the company’s bylaws or regulations would not be liable under this provision.

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

The Company

Nortel was organized by a consortium of Argentine and international investors to acquire a controlling interest in the common stock of Telecom as the first step in Argentina’s privatization of its fixed-link public telecommunications services and basic telephone services. See Item 7: “Major Shareholders and Related Party Transactions”. As of December 31, 2003, Nortel owned approximately 55% of the common stock of Telecom.

Nortel’s sole substantial activity is owning such stock and its sole substantial source of cash income is cash dividends paid on such stock. (See Item 10: “Additional Information—Nortel’s Capital Stock”).

Nortel is a stock corporation (sociedad anónima) organized under the laws of Argentina on October 31, 1990. Nortel has decided not to adopt the regime (described more fully under Item 10: “Additional Information—Change of Control”) regarding mandatory tender offers which is applicable to all Argentine corporations with listed securities. The Company’s business offices are located at Alicia Moreau de Justo 50-11th Floor C1107 AAB Buenos Aires, Argentina and its telephone number is 541-14-968-3631. Nortel’s operations are limited only by its corporate purpose as stated in its bylaws, which is to invest in companies, other than financial services companies, generally, and to invest in Telecom specifically. Therefore, Nortel is able to expand into other businesses within its corporate purpose without regulatory approval.

For a description of Telecom’s business and its principal capital expenditures, see Item 4: “Information on the Company” in the Telecom Form 20-F included as an exhibit hereto.

Recent Developments

Shareholder Structure

Nortel was informed that on December 19, 2003, the France Telecom Group and the Telecom Italia Group transferred their respective shareholdings in Nortel to a new Argentine company named Sofora Telecomunicaciones Sociedad Anónima, or Sofora, which had been organized in September 2003 and was held 50% by the Telecom Italia Group and 50% by France Telecom Group. On December 19, 2003, France Telecom Group sold a 48% interest in the total share capital of Sofora to W de Argentina—Inversiones, S.L., a holding company incorporated in the Kingdom of Spain, and a company of the Werthein family for US$125 million, including a call option on the remaining 2%, exercisable from January 31, 2008 to December 31, 2013. At that time, Telecom Italia, Telecom Italia International and W de Argentina—Inversiones, S.L. executed a shareholders’ agreement. Moreover, the Telecom Italia Group purchased from W de Argentina—Inversiones, S.L. two call options for US$60 million, one for the purchase of 48% of Sofora’s share capital, which can be exercised within 30 business days after December 31, 2008, and an additional call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013.

As a result of these transactions, the Telecom Italia Group holds 50%, W de Argentina—Inversiones, S.L. holds 48% and the France Telecom Group holds 2% of Sofora’s capital stock. Sofora owns 100% of the common stock and 67.78% the capital stock of Nortel. See Item 7: “Major Shareholders and Related Party Transactions—Major Shareholders’ in the Telecom 20-F included as an exhibit hereto and Item 7: “Major Shareholders and Related Party Transactions”.

Telecom’s APE Solicitation

On June 22, 2004, Telecom commenced its solicitation to grant powers of attorney or commitments to approve its comprehensive restructuring of all of its outstanding unsecured financial debt pursuant to an Acuerdo Preventivo Extrajudicial, an out-of-court restructuring agreement governed by Argentine law (“APE”).

Telecom contemplates replacing all of its unconsolidated outstanding debt with the equivalent of US$2,701 million in consideration in the form of notes and/or cash consideration under three options. In addition, Telecom expects to pay to holders of its outstanding debt cash interest payment to pay part of the accrued but unpaid interest on its outstanding debt. See Item 4: “Information on the Company—Recent Developments—APE Solicitation” in the Telecom Form 20-F included as an exhibit hereto.

Change of Fiscal Year End

The shareholders’ meeting held on September 12, 2000 approved the change in the closing date for the Company’s fiscal year from September 30 to December 31, as well as the corresponding amendment to article 21 of the Company’s bylaws which sets forth the closing date for the fiscal year.

Nortel’s Auditors

Our selected consolidated financial information, relating to the year ended September 30, 1999 and the twelve month period ended December 31, 2000 has been derived from our consolidated financial statements which have been audited by Price Waterhouse & Co. (a member firm of PricewaterhouseCoopers). Our annual consolidated financial statements relating to the year ended September 30, 1999 and the twelve month period ended December 31, 2000 are not included herein. Our selected consolidated financial information, shown below, relating to the years ended December 31, 2002 and 2001 has been derived from our annual consolidated financial statements which have been audited by Henry Martin, Lisdero y Asociados—one of the predecessor firms of Pistrelli, Henry Martin y Asociados S.R.L.- both member firms of Ernst & Young Global. Our selected consolidated financial information for the year ended December 31, 2003 has been derived from our annual consolidated financial statements included herein which have been audited by Price Waterhouse & Co. (a member firm of PricewaterhouseCoopers) and Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global). The selected consolidated financial information should be read in conjunction with Item 5: “Operating and Financial Review and Prospects”, and our audited consolidated financial statements beginning on page F-1 of this report.

Pricewaterhouse & Co. (a member firm of PricewaterhouseCoopers) and Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global) have issued a qualified opinion on the consolidated financial statements of Nortel as of and for the year ended December 31, 2003 because of a departure from Argentine GAAP. As further discussed in Note 3.c. to the consolidated financial statements, Nortel has discontinued restating its financial statements into constant currency effective March 1, 2003, as required by a CNV resolution. Argentine GAAP required companies to restate financial statements for inflation through September 30, 2003. Such accountants’ report also includes a paragraph describing the existence of substantial doubt about our ability to continue as a “going concern.”

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

In addition, beginning with the Nortel fiscal year commencing January 1, 1994 and for each fiscal year thereafter for which liquid and realized profits are legally available for distribution after providing for payment of the Base Dividend, holders of Series A Preferred Shares will receive an additional dividend calculated based on the Distributable Return on Equity (“DROE”) of Telecom, if the DROE is higher than 10%. The Series A Preferred Shares are to be redeemed in ten equal annual installments of their subscription price commencing in 1998. The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves. Accrued and unpaid redemption payments will be adjusted for CER and bear interest, at LIBOR, from the scheduled redemption payment date until the actual payment date. Prior to the change in the Company’s fiscal year end these redemption payments were made prior to the end of February of each year and now will be made prior to the end of May of each year as a result of the change in the Company’s fiscal year end. On January 26, 2001, Nortel paid the fourth installment of the scheduled redemption of Series A Preferred Shares in an amount of approximately P$55.1 million (nominal amount at date of payment). On May 4, 2001, Nortel paid an additional installment of the redemption of Series A Preferred Shares in an amount of approximately P$14 million (nominal amount at date of payment) (corresponding to the proportional amount for the three month period ended December 31, 2000). On April 24, 2002, April 30, 2003 and April 29, 2004, at Telecom’s annual shareholders’ meetings for the fiscal years ended December 31, 2001, 2002 and 2003 respectively, Telecom’s shareholders decided that no dividend payments would be made due to Telecom’s financial condition and results of operations. Consequently, at Nortel’s annual shareholders’ meetings held on April 25, 2002, April 30, 2003 and April 29, 2004 for the fiscal years ending December 31, 2001, 2002 and 2003, respectively, Nortel’s shareholders decided that no dividends would be paid and that there would be no amortization of the Series A Preferred Shares. The non-payment of this amortization triggered the right of the holders of Series A Preferred Shares to exercise their voting rights and to appoint a member of Nortel’s board of directors, and Nortel’s failure to comply with the financial ratio covenant contained in the terms and conditions of the Series A and Series B Preferred Shares triggered the right of the Series A and Series B shareholders to appoint a member of Nortel’s board of directors. Accordingly, the Series A and Series B shareholders have appointed Marcelo Villegas to Nortel’s board of directors.

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

Relationship Between Nortel and Telecom

As of December 31, 2003, Nortel owns 502,034,299 of Telecom’s Class A Ordinary Shares, nominal value P$1.00 per share (the “Class A Shares”), representing 100% of Telecom’s issued and outstanding Class A Shares and 51% of Telecom’s total capital stock, and 36,832,408 of Telecom’s Class B Shares, nominal value P$1.00 per share, representing approximately 8.44% of Telecom’s issued and outstanding Class B Shares and approximately 3.74% of Telecom’s total capital stock. Pursuant to the Privatization Regulations and the terms and conditions of the Transfer Agreement, Nortel is required to own all of Telecom’s Class A Shares unless the Regulatory Bodies otherwise agree. See Item 4: “Information on the Company—Regulatory Framework” in the Telecom Form 20-F included as an exhibit hereto and Item 7: “Major Shareholders and Related Party Transactions.” Nortel is not required by the Privatization Regulations to own any of Telecom’s Class B Shares.

Under Argentine law, by virtue of its majority ownership of the common stock of Telecom, Nortel has control over substantially all decisions made at Telecom’s shareholders’ meetings, including decisions relating to capital increases, the proposal and approval of the annual financial statements, the issuance of securities, the allocation of profits and the declaration of dividends.

Prior to the transfer of shareholdings in Nortel to Sofora as described above, Telecom Italia S.p.A. (“Telecom Italia”) (formerly STET Societá Finanziaria Telefonica p.a.) and France Cables et Radio S.A. (“FCR”, a member of the France Telecom group, and together with Telecom Italia, the “Operators”), were in charge of the management of Telecom, in accordance with regulations approved by Decree 62/90 (as amended) and a management contract (the “Management Contract”) entered into on November 8, 1990 (the “Transfer Date”), as amended. For a description of the Operators see Item 4: “Information on the Company—The Business—Description of the Operators” in the Telecom Form 20-F included as an exhibit hereto.

FCR is no longer an Operator of Telecom following the SC authorization that was granted on December 10, 2003. As a result, the France Telecom Group is no longer a party to the Management Agreement. The Management Agreement will continue to remain in effect between Telecom and Telecom Italia, on the terms agreed to by Telecom and Telecom Italia. See Item 4: “Information on the Company—The Business—Management Contract” in the Telecom Form 20-F included as an exhibit hereto and Item 7: “Major Shareholders and Related Party Transactions.”

Property, Plant and Equipment

As a holding company, Nortel has no material physical properties.

The information contained under Item 4: “Information on the Company—Property, Plant and Equipment” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated herein by reference in partial answer to this section.

ITEM 5.	Operating and Financial Review and Prospects

Operating Results

Nortel is a holding company whose principal asset is its 55% equity interest in Telecom. Therefore, the following discussion of Nortel’s financial condition and results of operations should be read in conjunction with Nortel’s Financial Statements and notes thereto included elsewhere in this Form 20-F and with Telecom’s financial statements and notes thereto and Item 5: “Operating and Financial Review and Prospects” included in the Telecom Form 20-F incorporated herein by reference and included as an exhibit hereto. Such financial statements and notes thereto have been prepared in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP. See Note 16 to the Financial Statements.

Financial data as of and for the fiscal year ended December 31, 2003 reflects adjustments for inflation until February 28, 2003. Financial data as of and for the fiscal years ended December 31, 2002 and 2001, the twelve month period ended December 31, 2000 and the fiscal year ended September 30, 1999 has been restated in constant pesos as of February 28, 2003 for comparative purposes. See “Presentation of Financial Information” for a discussion of accounting presentation relating to inflation.

The continuing recession and political and economic crisis in Argentina in recent years has materially and adversely affected Telecom’s business and consequently, Nortel’s results. Because of the political and economic instability in Argentina and Telecom’s plans to restructure its outstanding debt pursuant to the APE, the following discussion may not be indicative of the Company’s future results of operations, liquidity or capital resources and may not contain all of the necessary information to help compare the information contained in this discussion with results from previous or future periods. Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the risk factors described in this annual report and the risk factors contained in Telecom’s 20-F which is attached as an exhibit hereto and incorporated herein by reference.

Pricewaterhouse & Co. (a member firm of PricewaterhouseCoopers) and Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global) have jointly issued a qualified opinion on the consolidated financial statements of Nortel as of and for the year ended December 31, 2003, because of a departure from Argentine GAAP. As further discussed in Note 3.c. to the consolidated financial statements, Nortel has discontinued restating its financial statements in constant currency effective March 1, 2003, as required by a CNV resolution. Argentine GAAP required companies to restate financial statements for inflation through September 30, 2003. Such accountants’ report also includes a paragraph describing the existence of substantial doubt about our ability to continue as a “going concern”.

Economic and Political Developments in Argentina

Nortel’s most significant investment, Telecom, and the substantial majority of Telecom’s property and operations are located in Argentina. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general, and Telecom in particular, as well as affect market conditions, prices and returns on Argentine securities, including those of Nortel and Telecom. In the past several years, Argentina has experienced negative growth, high inflation, a large currency devaluation, loss of international reserves and, at times, limited availability of foreign exchange. Although the Argentine economy has shown signs of improvement in 2003, developments in macroeconomic conditions will likely continue to have significant effect on Nortel’s and Telecom’s financial condition and results of operations and Telecom’s ability to make payments of principal and/or interest on its outstanding indebtedness.

Economic and Political Developments

Argentina entered into an economic recession in the second half of 1998 in the context of financial crisis in emerging markets (including in Asia, Russia and Brazil). The recession in Argentina deepened further as public sector accounts began to be affected by the decrease in tax collections due to the recession and high interest rates on Argentina’s sovereign debt. Argentine real gross domestic product decreased by 3.4% in 1999, by 0.8% in 2000, by 4.4% in 2001, and by 10.9% in 2002, an overall decline of 18.4% for the period 1998 through 2002. In 2003, gross domestic product increased by 8.7% in 2003 over 2002.

Beginning in the second half of 2001 through the first half of 2002, Argentina experienced increased capital outflows, further decreases in economic activity and political infighting. As the recession caused tax revenue to drop, country risk spreads (the difference between a sovereign bond and a U.S. bond of similar duration) climbed to extremely high levels, reflecting the public sector’s diminished creditworthiness. Financing for private sector companies was effectively eliminated under these circumstances. In January 2002 the Argentine government abandoned the Convertibility Law which fixed the peso/U.S. dollar exchange rate at 1:1 and adopted emergency economic measures which, among other things, converted and froze Telecom’s tariffs into pesos at a 1:1 peso/U.S. dollar ratio (sometimes referred to as “pesification”).

The rapid and radical nature of changes in the Argentine social, political, economic and legal environment created a very unstable macroeconomic environment. Capital outflows increased in the first half of 2002, leading to a massive devaluation of the peso and an upsurge in inflation. In the six month period ended June 2002, the consumer price index increased 30.5%. During this period the value of the peso compared to the U.S. dollar declined to a low of P$3.80=US$1.00 as of June 30, 2002 before improving to P$3.37=US$1.00 at December 31, 2002 and P$2.93=US$1.00 at December 31, 2003. As a result, commercial and financial activities in Argentina decreased significantly in 2002, further aggravating the economic recession. Real gross domestic product dropped by an estimated 10.9% in 2002 and the unemployment rate rose to a high of 21.6% as of May 2002.

The Argentine economy improved marginally during 2003. The peso appreciated against the U.S. dollar, from P$3.37 per US$1.00 at December 31, 2002, to P$2.82 per US$1.00 at April 30, 2003, to P$2.80 per US$1.00 at June 30, 2003, to P$2.92 per US$1.00 at September 30, 2003 and to P$2.93 per US$1.00 at December 31, 2003. In addition, economic activity began to recover in comparison to 2002 as consumers in Argentina purchased more domestic goods compared to imported products since the peso devaluation had caused imports to become even more expensive in comparison to locally produced goods. The impact of this import substitution resulted in a trade balance surplus of approximately US$15.6 billion in the twelve month period ended December 2003. However, despite these changes and certain other improvements in Argentine financial indicators, the cumulative economic, social and political deterioration caused by the events of 2002 remains, and Argentine real gross domestic product is still far below pre-crisis levels. Moreover, while the key components of Telecom’s business remain strong in 2003 and Telecom’s operating results have been enhanced by the appreciation of the Argentine peso and the impact of Telecom’s cost reduction initiatives, resulting in net income of P$351 million for the year ended December 31, 2003 compared to a net loss of P$4,386 million for the year ended December 31, 2002, Telecom’s operating results and financial condition remain highly vulnerable to fluctuations in the Argentine economy.

During the first three months of 2004, the peso remained stable against the U.S. dollar, ending with a rate of P$2.86 per US$1.00 as of March 31, 2004 compared to P$2.93 per US$1.00 as of December 31, 2003. Inflation remained stable as the Argentine consumer price index increased by 1.1% during the first three months of 2004.

Inflation

The changes introduced in Argentina over the past few years have triggered significant inflation, although such inflation slowed in 2003. The cumulative increase in the consumer price index was 41% in 2002 and 3.7% in 2003. The wholesale price index increased 118% in 2002 and approximately 1.9% in the year ended December 31, 2003, as reported by the Instituto Nacional de Estadística y Censos (the Argentine National Statistic and Census Institute), or INDEC. For the first three months of 2004, the increase in the consumer price index was 1.1%, and the increase in the wholesale price index was 1.6%, as reported by INDEC.

Telecom’s Ongoing Restructuring Efforts

As a consequence of these factors and the other developments discussed above, Telecom has been unable to make principal and interest payments on its outstanding debt and, as a result, in April 2002 and June 2002, it announced the suspension of payments of principal and interest, respectively, on its and its Argentine subsidiaries’ outstanding debt. Since announcing the suspension of principal and interest payments on its financial indebtedness, Telecom, Telecom Personal and Publicom have been working with their financial advisors to develop a comprehensive plan to restructure all of their financial debt obligations and have taken the following steps to restructure their respective financial indebtedness.

Telecom’s Interest Payments

In June 2003, Telecom made an aggregate interest payment equal to the equivalent of US$96 million (excluding withholding tax), Telecom Personal made an aggregate interest payment equal to the equivalent of US$13 million (excluding withholding tax) and Publicom made an aggregate interest payment equal to the equivalent of US$0.04 million (excluding withholding tax). These interest payments represented all accrued but unpaid interest on each respective entity’s outstanding financial indebtedness to and including June 24, 2002 (without giving effect to any penalties or post-default interest rate increases) and 30% of all accrued but unpaid interest (without giving effect to any penalties or post-default interest rate increases) on the outstanding principal of each entity’s respective outstanding financial indebtedness for the period beginning on June 25, 2002 and ending on December 31, 2002.

Telecom’s Repurchase and Cancellation of Outstanding Indebtedness

In June 2003, Telecom purchased and cancelled an aggregate principal amount equal to the equivalent of approximately US$175 million of its outstanding medium term notes and US$34 million of its outstanding indebtedness under credit facilities with financial creditors (approximately 11% of its outstanding medium term notes and 5% of its indebtedness under credit facilities with financial creditors as of December 31, 2002), for aggregate consideration of the equivalent of US$115 million. Telecom purchased all of this financial indebtedness at a purchase price of 55% of the original principal amount.

Effective as of June 13, 2002, Telecom Personal refinanced US$60 million of its indebtedness under promissory notes held by the TITAN financial trust. See Note 8 to Telecom’s consolidated financial statements as of and for the year ended December 31, 2003. Also in June 2003, Telecom Personal purchased and cancelled the equivalent of approximately US$80 million aggregate principal amount of its outstanding indebtedness under credit facilities with financial creditors (approximately 11% of its outstanding principal amount of indebtedness as of December 31, 2002) for aggregate consideration equal to the equivalent of US$44 million. Publicom also purchased and cancelled the equivalent of US$4 million aggregate principal amount of its outstanding indebtedness with financial creditors (82% of its outstanding principal amount of indebtedness as of December 31, 2002) for aggregate consideration of the equivalent of US$2 million. Telecom Personal and Publicom each purchased all such financial indebtedness at a purchase price of 55% of the original principal amount.

In April 2003, Núcleo S.A., or Núcleo, Telecom Personal’s Paraguayan mobile telephony subsidiary, reached an agreement with certain of its creditors to restructure approximately the equivalent of US$13.8 million principal amount of its total financial indebtedness, of which US$3.1 million was repaid as of December 31, 2003. Núcleo is currently in negotiations to refinance its remaining financial debt obligations, including its syndicated loan agreement, which amounted to US$59 million as of December 31, 2003 (including accrued but unpaid interest penalties and post-default interest rate increases). Because Núcleo’s restructured loan agreement includes a cross default suspension clause that expires on June 30, 2004, Núcleo may have to renegotiate its restructuring with all of its lenders if an agreement to refinance its remaining financial indebtedness is not completed by June 30, 2004 and any of the lenders whose loans have already been refinanced chooses to exercise its right of cross default.

In October 2003, Publicom repurchased all of its remaining financial indebtedness pursuant to an arrangement with one of its financial creditors. As a result of this and Publicom’s earlier debt repurchases carried out in June 2003, Publicom has effectively repaid or repurchased 100% of its financial indebtedness.

Telecom’s Restructuring Proposal and APE Solicitation

Telecom has been working with its financial advisors to develop a comprehensive plan to restructure its outstanding financial indebtedness not purchased and cancelled as described above.

Telecom has been engaged in discussions and negotiations with an ad hoc committee formed by six of Telecom’s lenders under its credit facilities (the “Committee”), including discussions on alternative proposals to effect a restructuring of its outstanding debt. Telecom has also been engaged in discussions and negotiations with representatives of certain of its bondholders. Although Telecom believes that it has addressed most of the principal concerns raised by its creditors in its discussions with them and has developed a plan to restructure its outstanding unconsolidated debt pursuant to the APE set forth in the APE Solicitation Statement, its restructuring plan does not address all of the concerns of its creditors, including creditors who are not participating on the Committee.

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

Telecom Personal’s Restructuring Proposal

Telecom Personal is also planning to conduct an APE solicitation in which it will seek to restructure the equivalent of approximately US$599 million of its outstanding unconsolidated debt as of December 31, 2003, including approximately the equivalent of US$27 million principal amount of intercompany obligations owed to Telecom as of December 31, 2003, by issuing loans to its existing creditors with new payment terms and by paying cash consideration and making partial cash interest payments. The terms of Telecom Personal’s loans pursuant to its restructuring are expected to be similar to the terms of Telecom’s unlisted notes pursuant to its APE.

Telecom is currently discussing its restructuring proposal with representatives of its creditors, and Telecom is not certain whether Telecom Personal will complete its restructuring plan on the terms proposed.

Telecom Personal’s debt restructuring proposal does not include Telecom Personal’s guarantee of approximately the equivalent of US$42.6 million principal face amount of financial indebtedness of Núcleo. Núcleo is currently negotiating a restructuring of its financial indebtedness with its creditors. The outcome of the Núcleo restructuring process is uncertain.

Factors Affecting Telecom’s Results of Operations

Described below are certain factors that may be helpful in understanding Telecom’s overall operating results. These factors are based on the information currently available to Telecom’s management and may not represent all of the factors that are relevant to an understanding of Telecom’s current or future results of operations.

Telecom’s operating revenues are derived principally from basic telephony services. Basic telephony services includes local and long-distance telephone services, public telephones, installation charges, interconnection services and supplementary services. Telecom also provides international long distance, data transmission and Internet services. Through its subsidiaries, Telecom also derives revenues from other telephone-related services such as cellular telephone services and directory publishing.

Basic telephony services are provided directly by Telecom. Telecom’s cellular telephone services are provided in Argentina through Telecom’s 99.99% owned subsidiary, Telecom Personal, and in Paraguay through Núcleo, a 67.5% owned subsidiary of Telecom Personal. Telecom’s telephone directory publishing business is conducted through Publicom, a 99.99% owned subsidiary of Telecom. Telecom Argentina USA, a wholly owned subsidiary of Telecom, operates as a wholesale supplier of international telephone services.

Telecom’s Net Sales

The principal factors which affect Telecom’s net sales are rates and the volume of use of services. As described below, the effect of macroeconomic conditions, rate regulation and competition have had a significant effect on net sales in recent periods and are expected to continue to have a significant effect on net sales.

Impact of Political and Economic Environment in Argentina on Net Sales. Levels of economic activity affect the volume of local and long-distance traffic, the demand for new lines and the levels of uncollectible accounts and disconnections. Demand for Telecom’s services and the amount of revenues Telecom collects are also affected by inflation.

Effect of Rate Regulation on Net Sales. The rates that Telecom charges in its basic telephony service business (including both monthly basic charges and measured service charges), installation charges in the basic telephony business, public telephone charges and charges for Internet dial up traffic are subject to regulation. These rates have been pesified and rate increases have been frozen by the Argentine government. Absent the Argentine government’s approval of an increase in regulated rates, future revenue from Telecom’s basic telephony business service will depend principally on the number of lines in service and the minutes of use or “traffic” for local and long distance services. Telecom has been in discussions with regulators with respect to rate adjustments. However, there can be no assurance as to whether, and to what extent, Telecom will be permitted to increase its regulated rates. In the first quarter of 2004, the Argentine government announced that it would apply some increases in gas and electricity tariffs for certain wholesale and large industrial customers only. The government has not made any announcements with respect to adjusting regulated rates for telecommunications services, except for the agreement the Argentine government entered into with Telecom and Telefónica de Argentina S.A. whereby Telecom and Telefónica de Argentina S.A. agreed to maintain the current tariff structure Telecom charges to its customers for basic telephony services until December 31, 2004. However, Telecom intends to continue its negotiations with the Argentine government regarding tariffs.

Effect of Competition on Net Sales. The market for telecommunications services has been open to competition since 2000. In the periods leading up to the Argentine economic crisis, the Argentine telecommunications market became increasingly competitive. Although the economic crises have affected the operations of some of Telecom’s competitors, the environment recently has been, and is expected to be, increasingly competitive as the Argentine economy recovers. In particular, Telecom expects that the domestic and international long-distance service, internet and cellular services will continue to be affected by competitive pressure.

These factors are expected to influence net sales in each of Telecom’s principal business segments as described below.

Basic Telephony Business. As noted above, in the absence of rate adjustments, net sales in the basic telephony business will primarily depend upon the number of customers and the volume of traffic. Telecom anticipates that the number of lines in service and traffic will continue to gradually increase as the country recovers from economic recession. Nonetheless, Telecom does not expect to attain pre-crisis levels in these measures in the near future. Telecom expects that overall penetration rates for fixed line service in Argentina will increase from approximately 21% at December 31, 2003 to approximately 23% at year-end 2011. Telecom estimates that Telecom’s total lines in service will be approximately 4,050,000 by 2011.

Although Telecom expects that net sales from public telephones will increase in the next few years, Telecom expects that net sales from public telephones will decline as a percentage of net sales. Interconnection fee revenues in future periods will be impacted by traffic volume, which is expected to increase in a manner which is consistent with overall economic activity. Telecom believes that revenues from international long-distance service will continue to decrease as a result of competition, lower relative pricing and decreasing market share.

Telecom expects that its percentage of revenues derived from data transmission will continue to increase over the next several years despite competitive pressures, principally as a result of increased traffic volume and connections driven by gross domestic product growth. Telecom expects net sales from Internet services to continue to grow as a result of increased penetration of Internet services, higher traffic volumes and increases in the non-regulated business rates.

Wireless Telecommunication. Growth in this revenue component is dependent on increased usage of wireless telecommunication service and an increase in rates charged for this service, a substantial part of which is not regulated but is subject to competitive pressures. While Telecom experienced an increase in its cellular customer base during the economic crisis, Telecom’s customers have switched to lower revenue generating plans, such as restricted use and prepaid plans. Telecom’s cellular customer base is expected to continue to grow at a faster rate than growth in the customer base for basic telephony services. Telecom expects that Telecom Personal’s subscribers will increase in coming years, particularly prepaid subscribers, as Argentina gradually recovers from the recession. Telecom estimate that it will reach a total of five million subscribers in or near 2011. However, average usage of wireless telecommunication service per user is expected to decline in the longer term as the customer base expands to incorporate lower-volume customers.

Telecom’s Cost of Services, General and Administrative and Selling Expenses

During fiscal year 2002, Telecom implemented a cost reduction plan. Through this plan, Telecom aimed to reduce costs by reducing its number of employees, lowering its media advertising, promotional and institutional campaign expenses, reducing its overhead costs, maintenance expenses and service fees, reducing levels of non-paying customers, improving the collection of its accounts and controlling its level of capital expenditures.

Telecom’s number of employees increased by 3.6% between December 31, 2002 and December 31, 2003 as a net result of the addition in October 2003 of 1,393 employees who had previously worked for Telecom as employees of third-party contractors, which more than offset the reduction of employees under Telecom’s cost reduction plan.

Telecom’s employees are both unionized and non-unionized. The wages of the unionized employees are subject to a collective bargaining agreement and to regulation by the Argentine government. Unionized wages were increased in July 2002, January 2003, March 2003 and May 2003. In addition, in July 2003, the Argentine government imposed a definitive, fixed increase in basic wages for employees covered by collective bargaining agreements. In September 2003 Telecom signed an agreement with certain trade unions that provides for wage adjustments for the employees represented by these unions and Telecom’s non-union employees received a salary increase and an extraordinary bonus. During the last quarter ended December 31, 2003, Telecom experienced an approximately 23% increase in wage costs compared to the same three month period in 2002, as a result of higher wages, extraordinary bonuses, higher labor taxes and the addition of new employees previously under third-party contracts. Telecom expects that its wage costs will increase approximately 13% in 2004 as a result of the net impact of these wage increases and the increase in the number of employees. Telecom expects that employee costs will be slightly higher in future periods as compared to levels experienced in 2003.

Telecom incurs materials and supplies charges which are directly related to the maintenance of Telecom’s network, hardware and software. A significant portion of these expenses is incurred in currencies other than the peso. Accordingly, any devaluation in the peso relative to these other currencies will increase Telecom’s costs. During 2002 and 2003, Telecom’s maintenance expense levels were lower than Telecom’s historical levels. Telecom expects to incur higher maintenance expenses in the coming years in order to maintain the quality of its fixed-line services. Near-term maintenance costs are expected to increase in order to satisfy Telecom’s operational needs arising from under-investment in 2002 and 2003.

Telecom pays interconnection fees to other operators for access, termination and long-distance transport for calls placed or received from those locations in the Southern Region where Telecom does not have network coverage. Telecom anticipates that these costs will increase in line with growth in traffic volumes associated with economic recovery and any applications of CER adjustments.

Telecom pays fees for various services such as legal, security and auditing services and other management services. Since 2002 Telecom has also incurred fees in connection with Telecom’s debt restructuring process, although Telecom expects that these costs will be eliminated once the APE is consummated. Management fees have been significantly reduced in recent years as a result of the suspension of the management fees paid to the Operators, although this reduction has been partially offset by an increase in fees related to the restructuring.

Telecom also incurs costs for media, advertising, promotional and institutional campaigns. Although Telecom has reduced these expenses in recent years as part of Telecom’s cost reduction plan, Telecom expects that these costs will increase in coming years as the economy improves and competition increases particularly with respect to Telecom’s cellular and ADSL services, where Telecom’s competitors have accelerated their technological upgrades and have intensified their marketing campaigns.

Telecom’s bad debt expense is generally affected by the economic and political environment in Argentina. At the beginning of the recession Telecom experienced an increase in bad debt expense, but Telecom has recently experienced reduced bad debt expense as customers with weaker credit have discontinued Telecom’s service and Telecom has collected amounts from overdue accounts. Telecom expects that increases in its customer base in future periods will likely cause a corresponding increase in its levels of uncollectibles. Telecom expects bad debt expense to gradually return to historical levels (approximately 3% of sales).

As a result of the foregoing factors, total expenses in future periods are expected to increase at a rate slightly higher than Telecom’s revenue growth. Operating costs, including sales and marketing expenses, are expected to grow at a faster rate than other costs.

Factors affecting Telecom’s results in 2003 have resulted in operating margins that are higher than Telecom’s historical average. These factors include an unusually low level of maintenance of fixed assets, unusually low sales and marketing costs, temporarily low levels of bad debt expense resulting from a financially stronger subscriber base, the collection of past due accounts, and lower employee costs than can be expected for future periods.

Telecom’s management believes that the operating margins experienced in 2003 are not sustainable, and expects that, on average, over the 2004-2011 period operating margins will decline to historical levels.

Telecom’s Gain on Repurchase of Debt

Telecom’s gain on repurchase of debt represents the gain resulting from Telecom’s repurchase of a portion of its outstanding financial indebtedness in the cash tender offer completed in June 2003. See Note 12 to Telecom’s consolidated financial statements as of and for the year ended December 31, 2003.

Argentine GAAP establishes that an exchange of debt instruments with substantially different terms is a debt extinguishment and that the old debt instrument should no longer be recognized after the exchange. Argentine GAAP provides that an exchange of debt instruments is deemed to have been accomplished upon the issuance of debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original debt instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. In accordance with Argentine GAAP, Telecom may recognize a gain on the extinguishment of the outstanding debt upon consummation of the APE, if it is completed.

Telecom’s Other (Net)

Other (Net) includes financial and holding results, other income and expenses (net) and investments in subsidiaries. The majority of Telecom’s revenues are received in pesos whereas the majority of Telecom’s financial indebtedness is, and after the APE will continue to be, substantially denominated in U.S. dollars and euro. Consequently, the “pesification” of Telecom’s rates and subsequent fluctuations in the exchange rates between the peso and the U.S. dollar and euro have affected and will continue to affect the amount of Telecom’s revenues in comparison to Telecom’s debt service obligations.

In accordance with Technical Resolution No. 6 of the FACPCE, financial items included in the income statement are presented after taking into account the effects of inflation to the extent inflation accounting is required for that period. Gains and losses from a monetary position represent the effects of inflation on Telecom’s monetary liabilities and assets. Accordingly, financial and holding results are subject to significant fluctuations based on the depreciation or appreciation in the peso relative to other currencies and reflect the impact of the adjustments for inflation required until February 28, 2003.

Telecom’s expectations regarding its future revenues, expenses and profits as described above are based on certain macroeconomic assumptions. Telecom has made assumptions that it believes are conservative because these macroeconomic assumptions involve factors that are not within Telecom’s control. The expectations and assumptions described above constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties. Actual results may differ materially from Telecom’s expectations and assumptions as a result of various factors, including the factors discussed under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Critical Accounting Policies

Nortel’s and Telecom’s financial statements are prepared in accordance with Argentine GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management continually evaluates its estimates and judgments based on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Nortel’s accounting polices are more fully described in the Notes to its consolidated financial statements as of and for the year ended December 31, 2003, particularly Notes 3, 4, 10 and 12. Management believes that the following are some of the more critical judgment areas in the application of accounting policies that currently affect Nortel’s financial condition and results of operations.

Income Taxes—Deferred tax assets and tax credit on minimum presumed income

As of December 31, 2003 and December 31, 2002, Telecom and Nortel had significant deferred tax assets which were generated principally by the devaluation of the peso. The recoverability of these deferred tax assets is assessed periodically. In accordance with Argentine GAAP, the recoverability of these assets depends on the existence of sufficient taxable income to offset against the tax credits within the carryforward period available under the tax law.

The Argentine government, through Decree No. 2568/02, stated that foreign currency exchange losses arising from holding assets and liabilities denominated in foreign currency as of January 6, 2002 had to be determined using an exchange rate of US$1=P$1.40. The net foreign currency exchange loss resulting from this calculation procedure (P$1.40 minus P$1.00) was to be considered deductible, for income tax purposes, at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was US$1=P$3.37. Under the terms of Decree No. 2568/02, the difference between P$1.40 and P$3.37 was to be deducted entirely for income tax purposes in fiscal year 2002. This Decree nullified the interpretations of the Company, which was that the whole exchange difference from year 2002 would be deferred in the period 2002 through 2006.

Since Telecom’s management has determined that it is more likely than not that some portion or all of the net deferred tax assets will not be realized, management has recorded a reserve as of December 31, 2002 and December 31, 2003 for the total value of Telecom’s and Telecom’s Personal’s deferred tax credits. Management’s judgments regarding the probability that these tax credits will be recognized may change based on future conditions particularly changes in exchange rates, the outcome of pending rate renegotiations with the Argentine government, the successful restructuring of debt obligations and other factors. These changes may require material adjustments to these deferred tax asset balances.

Telecom has also recorded an asset of P$151 million as of December 31, 2003 relating to the value of its tax credit related to minimum presumed income. Since this tax credit may be used in the next ten years, the Board of Directors of Telecom estimates that, based on current economic projections, the recoverability of this tax credit is more likely that not. Therefore, no reserve was recorded under Argentine GAAP as of December 31, 2003 against the tax credit for minimum presumed income.

Under U.S. GAAP, SFAS 109 provides more specific and strict rules relating to the evaluation of the recoverability of deferred tax assets. Under SFAS 109, when deciding whether to reserve against any deferred tax asset, an enterprise must consider several positive and negative factors and make a judgment as to whether to record a total or partial valuation allowance against these assets. Negative factors to be considered include uncertainties that may adversely affect operations and profit levels on a continuing basis in future years and whether the length of the carryforward period is so brief that it would limit the realization of the tax credit.

Although Telecom’s financial projections indicate that Telecom may be able to recover the tax credits related to the minimum presumed income tax credits of Telecom and Telecom Personal, due to the current macroeconomic environment and uncertainties surrounding Telecom’s and Telecom Personal’s business, the information provided in Telecom’s financial projections is not considered sufficient evidence of the recoverability of its tax credits under the criteria established by SFAS 109. Therefore, for purposes of Telecom’s reconciliation of Argentine GAAP to U.S. GAAP, Telecom has recorded a valuation allowance for the full amount of the minimum presumed income tax credits of Telecom and Telecom Personal as of December 31, 2003 under U.S. GAAP.

Fixed and intangible assets—Estimated useful lives and recoverability

Telecom has significant tangible and intangible assets. The determination of the estimated useful lives of these assets and whether or not these assets are impaired involves significant judgment.

These assets have been depreciated based on their useful lives which is estimated for each class of fixed and intangible assets. Whether the applicable depreciation rates are reasonable must be considered in the context of the deregulation and increased competition which has characterized the Argentine telecommunications market since October 1999.

As a consequence of its review of the useful lives of Telecom’s fixed assets performed in the year 2001 by an independent specialist, Telecom determined that the remaining lives of the copper external wiring and related infrastructure should be extended due to the development of the ADSL (Asymmetric Digital Subscriber Line)

technology and the massive deployment of its services during the year 2001. Therefore, Telecom extended the remaining useful life assigned to these assets by 5 years and adopted new depreciation rates and a broader classification for the new assets as of January 1, 2001.

The recoverable value of fixed and intangible assets depends on the ability of these assets to generate sufficient net cash flows to absorb the net book value of these assets during the estimated useful lives of such assets. The management of Telecom periodically evaluates the recoverable value of its fixed and intangible assets by preparing economic and financial projections which provide for alternative scenarios based on macroeconomic, financial and telecommunications market hypothesis that are both probable and conservative.

Argentine GAAP requires Telecom to assess whether the carrying amount of an asset is recoverable by estimating the sum of the undiscounted future cash flows expected to be derived from the asset. If the recoverable amount is less than the carrying amount, an impairment charge must be recognized. The amount of the impairment charge to be recognized should be based on the sum of the discounted future cash flows. This methodology is similar to the methodology provided by SFAS 144 under U.S. GAAP. Telecom analyzed the recoverability of the carrying values of its fixed assets using the methodology required by Argentine GAAP and determined that the value of its fixed assets and intangible assets is recoverable. Changes in Telecom’s current expectations and operating assumptions, including changes in Telecom’s business strategy, technology evolution, and/or changes in market conditions, as well as changes in future cash flow estimates due to, among other things, the outcome of the pending tariff negotiations with the Argentine government, could significantly impact these judgments and require future adjustments to recorded assets.

Intangible assets with indefinite useful life—PCS license

Beginning in year 2002, in accordance with new Argentine accounting standards, Telecom stopped amortizing the value of its PCS license because this license is an intangible asset with an indefinite useful life.

In accordance with Argentine GAAP, Telecom assessed whether the carrying amount of this license is recoverable by estimating the sum of the undiscounted future cash flows expected to be derived from this asset and did not find that the book value of the PCS license to be impaired.

SFAS No. 142, under U.S. GAAP, requires that intangible assets with indefinite useful lives should not be amortized but should be tested for impairment by comparing the asset’s book value to its estimated fair value. Based on Telecom’s assessment of the recoverability of its PCS license, using the methodology required by SFAS No. 142, Telecom concluded that the current book value of the asset is not impaired.

The recoverability of an indefinite life intangible asset such as the PCS license requires Telecom’s management to make assumptions about the future cash flows expected to be derived from such asset. Management’s judgments regarding future cash flows may change due to future market conditions, business strategy, technology evolution and other factors. These changes, if any, may require material adjustments to the book value of the PCS license.

Contingencies

Nortel and Telecom are subject to proceedings, lawsuits and other claims related to labor, civil and other matters. In order to determine the proper level of reserves relating to these contingencies, Nortel’s and Telecom’s management assess the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. Each of Nortel’s and Telecom’s management consults with internal legal counsel on matters related to litigation and consults with internal and external experts in the ordinary course of business. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. Telecom’s determination of the required reserves may change in the future due to new developments in each matter or changes in Telecom’s method of resolving such matters, such as a change in settlement strategy.

Capitalization of foreign currency exchange differences related to debt for fixed asset acquisitions.

As a consequence of the significant devaluation in the peso during the year 2002, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, or Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, (CPCECABA) issued Resolution No. 3/02, which was subsequently adopted by CNV General Resolution No. 398. This resolution provides that any exchange rate differences arising on or after

January 6, 2002 relating to liabilities denominated in foreign currency as of such date must be allocated to the cost of assets for which such liabilities were incurred (for example the assets constructed or refinanced with the proceeds of a debt financing) in accordance with the terms and conditions of the professional standards.

Under CNV General Resolution No. 398, a company may choose to, but is not required to, capitalize foreign exchange differences related to debt for fixed asset acquisitions, as described above. Under the CPCECABA Resolution No. 3/02, however, capitalization of foreign exchange differences related to debt for fixed asset acquisitions was mandatory. Telecom capitalized its foreign exchange differences related to debt for fixed asset acquisitions in accordance with CNV General Resolution No. 398. On July 28, 2003 the CPCECABA issued Resolution CD No. 87/03 which eliminated Resolution No. 3/02. Consequently, since July 29, 2003, Telecom has discontinued the capitalization of foreign currency exchange differences related to debt for fixed asset acquisitions. Under U.S. GAAP, the capitalization of foreign exchange differences related to debt for fixed asset acquisitions is not permitted. See Note 16 to Telecom’s consolidated financial statements as of and for the year ended December 31, 2003.

Significant Accounting Policies

The following accounting policies do not generally require management to make critical estimates and judgments comparable to those described under “Critical Accounting Policies.” However, Nortel believes that a description of these key accounting policies will facilitate an analysis and understanding of Telecom’s financial statements. The information set forth below should be read in conjunction with the more detailed information regarding Nortel’s and Telecom’s accounting policies set forth in the Notes to Nortel’s and Telecom’s consolidated financial statements, particularly Notes 3, 4, 10 and 12 to Nortel’s and Telecom’s consolidated financial statements as of and for the year ended December 31, 2003.

Accounting for Inflation

Telecom’s consolidated financial statements have been prepared in constant pesos recognizing the effects of wholesale inflation. In July 2002, the Argentine government issued Decree No. 1269/02 establishing accounting for inflation in financial statements. The CNV, through General Resolution No. 415/02, adopted this procedure but it was later discontinued for periods after February 28, 2003. Consequently, Nortel’s and Telecom’s audited financial statements as of and for the fiscal year ended December 31, 2003 reflect adjustments for inflation through February 28, 2003. Financial information as of and for the fiscal years ended December 31, 2002 and 2001, the twelve month period ended December 31, 2000 and the fiscal year ended September 30, 1999 has also been restated for comparative purposes based on constant pesos as of February 28, 2003.

Due to the increase in the wholesale price index of 118% in the period of January through December 31, 2002 and 0.7% in the period of January 1, 2003 through February 28, 2003, which is used to determine the adjustment for inflation, the reinstatement of inflation accounting in accordance with Argentine GAAP has had a significant effect on Telecom’s financial condition and results of operations.

Revenue recognition

Telecom’s recording of revenues is described in more detail in Note 4(b) to Telecom’s consolidated financial statements as of December 31, 2003, and for the years 2002 and 2001.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month. Basic fees are generally billed monthly in advance and are recognized on the month when services are provided. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided. Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Disclosure of Telecom’s debt

Since some of Telecom’s creditors have exercised their right to accelerate the maturity of Telecom’s debt and certain of its notes contain cross default and/or cross acceleration clauses, Telecom has categorized its financial indebtedness as current as of December 31, 2002 and December 31, 2003, except for the debt with the TITAN financial trust of Telecom Personal which was refinanced as indicated in Note 8 to Telecom’s consolidated financial statements as of and for the year ended December 31, 2003 and certain debt of Núcleo. Telecom’s decision to classify this debt as current is based on the creditor’s ability to require payment of these liabilities in the current period although these creditors have not generally sought to do so.

New Accounting Standards

On January 14, 2003, the CNV approved, with certain amendments, RT 16, 17, 18, 19 and 20 of the FACPCE which establish new accounting and disclosure principles under Argentine GAAP. These new RTs reflect the harmonization of Argentine GAAP with International Financial Reporting Standards (IFRS) undertaken by the International Accounting Standards Committee (IASC).

Nortel and Telecom adopted these new standards early as of January 1, 2002 as permitted by the resolution. The principal changes in valuation and disclosure criteria resulting from the adoption of these new standards are as follows:

•	RT 16—Framework for the Preparation and Presentation of Financial Statements.

•	In December 2000, the FACPCE issued RT 16, which sets out the concepts that underlie the preparation and presentation of financial statements for external reporting. The purpose of the framework is to assist the board of the FACPCE, preparers and auditors of financial statements, and other interested parties in achieving their aims. The framework does not define standards for any particular measurement or disclosure issue. Nothing in the framework overrides any specific Technical Resolution. Among other things, the framework deals with (a) the objective of financial statements; (b) the qualitative characteristics that determine the usefulness of information in financial statements; (c) the definition, recognition and measurement of the elements from which financial statements are constructed; and (d) the concepts of capital and capital maintenance.

•	RT 17—Overall Considerations for the Preparation of Financial Statements.

•	In December 2000, the FACPCE issued RT 17, which sets out guidelines for the recognition and measurement of assets and liabilities and the introduction of benchmark and alternative accounting treatments. The recognition and measurement of specific transactions and other events is dealt with in other Technical Resolutions.

•	Accounting Measurement of Certain Assets and Liabilities at Their Fair Value. Among other things, RT 17 sets out guidelines for the recognition and measurement of certain assets and liabilities at their fair value. RT 17 establishes that certain monetary assets and liabilities are to be measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of measurement, unless the company has the intent and ability to dispose of those assets or advance settlement of liabilities.

•	Loans Arising From Refinancing. RT 17 also establishes that an exchange of debt instruments with substantially different terms is a debt extinguishment and that the old debt instrument should be derecognized. RT 17 clarifies that from a debtor’s perspective, an exchange of debt instruments is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money.

•	PCS License. Telecom also adopted RT 17 provisions, as amended by the CPCECABA, for accounting recognition of indefinite life intangibles. This standard prescribes the accounting treatment for identifiable intangibles after initial recognition. Upon adoption of the standard, amortization of indefinite life intangibles cease. Periodic impairment testing of these assets is now required.

•	RT 18—Specific Considerations for the Preparation of Financial Statements

•	In December 2000, the FACPCE issued RT 18, which sets out the recognition, measurement and disclosure criteria for specific transactions and other events.

•	Temporary Differences from Translation. In particular, RT 18 prescribes the method used to translate the financial statements of foreign subsidiaries. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities.” A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of Nortel or Telecom. Telecom’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, as amended by the CPCECABA, financial statements were translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

•	RT 19—Amendments to Technical Resolutions No. 4, 5, 6, 8, 9, 11 and 14

•	In December 2000, the FACPCE issued RT 19.

•	Reclassification of Costs Included in Net Sales. In particular, RT 19 provides for certain specific disclosure provisions related to balance sheet and income statement items in the financial statements. Among others, RT 19 provides that only returns and other allowances should be deducted from net sales, while direct taxes and other costs directly associated with sales, i.e. turnover tax, should now be presented as operating costs.

•	Reclassification of Goodwill. Also, RT 19 prescribes that goodwill recorded by consolidated subsidiaries should be disclosed as a separate line item in the balance sheet.

•	RT 19 also amends Technical Resolution No. 8, or RT 8, and establishes that interim balance sheet amounts should be compared to the prior year-end while interim statement of income, changes in shareholders´ equity and cash flow amounts should be compared to the corresponding period of the prior year.

•	RT 20—Accounting for Derivative Instruments and Hedging Activities

•	Derivative Financial Instruments. In April 2002, the FACPCE issued RT 20, which establishes accounting and reporting standards for derivative instruments and for hedging activities. RT 20 requires that an entity recognizes all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated. RT 20, as amended by the CPCECABA, prescribes that changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified into earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Gains and losses on derivative instruments that are not designated as a hedging instrument are recognized in earnings in the period of change. Any hedge ineffectiveness and changes in the fair value of instruments that do not qualify as hedges are reported in current period earnings.

•	As of December 31, 2003, neither Nortel nor Telecom holds no derivative financial instruments and does not currently engage in hedging activities.

•	RT 21—Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions

•	In February 2003, the FACPCE issued RT 21, which amends Technical Resolutions No 4 and 5 and introduces certain amendments to other standards. This standard, as amended by the CPCECABA, was adopted by CNV in March 2004. This standard will be effective for fiscal year 2005. The recently enacted pronouncement, RT 17, requires redeemable preferred shares to be recorded as liabilities when their issue terms directly or indirectly require the issuer to redeem the shares for a determinable amount on a fixed or determinable date. Another recently enacted pronouncement, RT16, establishes the basic accounting principle that transactions and events must be accounted for based on their substance and economic reality.

(a) Consolidated

As discussed above, Nortel is a holding company whose principal asset is its 55% equity interest in Telecom. Therefore, the following discussion of Nortel’s consolidated financial condition and results of operations should be read in conjunction with the immediately following discussion set forth herein under Section (b) of this Item 5 and with Nortel’s Financial Statements and notes thereto included elsewhere in this Form 20-F and with Telecom’s financial statements and notes thereto and Item 5: “Operating and Financial Review and Prospects” included in the Telecom Form 20-F incorporated herein by reference and included as an exhibit hereto. Such financial statements and notes thereto have been prepared in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP, which differs in certain respects from U.S. GAAP. See Note 16 to the Financial Statements.

Results of Operations

The consolidated operating revenues of Nortel are derived principally from Telecom’s basic telephone services, comprised of local, long-distance telephone services and related services such as direct lines, public telephones, installation charges, charges for supplementary services, international long-distance service, data transmission and Internet services, access charges for the use of Telecom’s network, the leasing of facilities and other miscellaneous charges. Telecom, through its subsidiaries, also derives revenues from cellular telephone services and publication of telephone directories.

The principal factors which affect Telecom’s unconsolidated revenues from basic telephone services provided by Telecom are rates and the volume of use of services. See Item 5: “Operating and Financial Review and Prospects” in the Telecom Form 20-F, incorporated herein by reference under (c) of this Item 5.

During the year ended December 31, 2003, Telecom’s results of operations were affected by the current Argentine economic situation where weak economic development continues to affect local and long-distance traffic, the demand for new lines and the levels of uncollectibles and disconnections, as well as by significant decreases in rates in the domestic and international long-distance service as a continuing result of the opening of the market to competition.

As a consequence of the severe and ongoing deterioration of the economic situation in Argentina, effective January 6, 2002, the Argentine government introduced some measures that have had and are expected to continue to have a significant impact on the operations of Telecom, and consequently Nortel, particularly on Telecom’s rates. On January 6, 2002, the Argentine government enacted the Public Emergency Law and applicable regulations including Decree No. 293/02, putting an end to ten years of dollar-peso parity under the Convertibility Law and eliminating the requirement that the Central Bank’s reserves in gold, foreign currency and foreign currency denominated bonds be at all times equivalent to not less than 100% of the pesos in circulation plus the peso deposits of the financial sector with the Central Bank. The Public Emergency Law grants the executive branch of the Argentine government the power to set the system that will determine the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. In early January 2002, the executive branch established a temporary dual exchange rate system, a fixed rate for transactions subject to Central Bank approval and import and export transactions at an exchange rate of P$1.40 per dollar and a floating rate to be freely determined by the market for all other transactions. The Public Emergency Law also has: (i) converted to and fixed as pesos (at a rate of P$1.00=US$1.00) all tariffs for measured service, public telephone service, international long distance, some supplementary services and monthly basic and installation charges and eliminated contract clauses providing for adjustments to the value of payments with reference to the United States dollar or other foreign currencies as well as any indexation clauses (based on price indexes of other countries) or similar mechanism and

(ii) established that certain contracts signed between the Argentine government and privatized companies (such as Telecom) will be renegotiated, including tariffs that Telecom may charge in the future.

Telecom realizes substantially all of its revenues in Argentina in pesos and, as a result, the devaluation of the peso has had a material adverse effect on the U.S. dollar value of its earnings and its ability to service its debt which is largely denominated in U.S. dollars. In addition, the devaluation of the peso has had a material adverse effect on the financial conditions of Telecom, as its largely peso-denominated assets have depreciated accordingly against its largely foreign currency-denominated indebtedness. Telecom’s total consolidated financial debt as of December 31, 2002 amounted to P$11,197 million (expressed in constant pesos as of December 31, 2002). As of December 31, 2003, such amount was P$10,082 million.

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

As a result of the enactment of the Public Emergency Law, the political and economic changes that have occurred in Argentina subsequent to December 3, 2003 and the suspension of payment on, and proposed restructuring of, Telecom’s financial indebtedness, Nortel’s results of operations presented below for the periods ending December 31, 2003, 2002 and 2001 may not be indicative of the Company’s future results of operations and may not contain all of the information necessary to compare the Company’s financial position and operating results for the periods presented for future periods. See “—Economic and Political Developments in Argentina” for addition discussion of factors which have affected the Company’s financial position and results of operations.

The results of the several periods discussed below are in conformity with Argentine GAAP, which differs in certain respects with U.S. GAAP. For a discussion of the principal differences between Argentine GAAP and U.S. GAAP, see Note 16 to the Financial Statements.

Years ended December 31, 2003, 2002 and 2001

For purposes of these sections the fiscal years ended December 31, 2003, 2002 and 2001 are called “year 2003”, “year 2002” and “year 2001”, respectively.

Detailed below are the major components of net sales for the years ended December 31, 2003, 2002 and 2001.

	Year Ended December 31,		% of Change
	2003	2002	2001	2003-2002	2002-2001
	(P$ millions)		Increase/(Decrease)
Net sales
Voice, data and Internet
Measured service charges	917	1,019	1,794	(10.0)	(43.2)
Monthly basic charges	602	762	1,462	(21.0)	(47.9)
Installation charges	27	20	52	35.0	(61.5)
Public telephone service	168	193	378	(13.0)	(48.9)
International long-distance service	213	260	342	(18.1)	(24.0)
Data transmission	331	368	576	(10.1)	(36.1)
Interconnection revenues	164	172	220	(4.7)	(21.8)
Internet revenues	61	57	69	7.0	(17.4)
Other national basic telephone services	73	103	238	(29.1)	(56.7)
Wireless telecommunications service	1,163	1,035	1,822	12.4	(43.2)
Directory publishing	34	23	103	47.8	(77.7)

Total net sales	3,753	4,012	7,056	(6.5)	(43.1)

General

During year 2003, net sales decreased approximately 6.5% to P$3,753 million from P$4,012 million in 2002. As discussed above, the decrease in net sales was mainly due to the impact of the adjustment for inflation and Telecom’s inability to raise tariffs as a result of the freezing of rates after the “pesification” enforced by the Argentine government. These negative factors had a greater impact on Telecom’s net sales than higher prices charged for data transmission and Internet subscriptions, lower discounts in domestic long distance services and a recovery in demand, particularly in the cellular business in Argentina.

During year 2002, net sales decreased approximately 43.1% to P$4,012 million from P$7,056 million in year 2001. The decrease in net sales was mainly due to the restatement for inflation of the figures as of December 31, 2001 and the freezing of rates after the “pesification” enforced by the Argentine government.

Revenues from Voice, Data and Internet

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

Revenues from measures service charges and monthly basic charges also include charges for supplementary services (which include call waiting, call forwarding, three-way calling, direct inwards dialing, toll-free service and voicemail, among others.)

Revenues from traffic (defined as measured service plus monthly basic charges) represented 40.5% of Telecom’s total net sales for year 2003, compared to 44.4% of Telecom’s total net sales for year 2002. Revenues from traffic decreased 14.7% to P$1,519 million in year 2003 from P$1,781 million in year 2002. Measured service charges decreased 10.0% to P$917 million in year 2003 from P$1,019 million in year 2002. The decrease was due to the adjustment for inflation of figures as of December 31, 2002. This decrease was partially offset by an increase in revenues from domestic long distance traffic as a consequence of higher traffic. Revenues from local telephony also increased due to higher traffic.

Monthly basic charges decreased 21.0% to P$602 million in year 2003 when compared with year 2002. This decrease was mainly due to the adjustment for inflation of figures as of December 31, 2002. The decrease was partially offset by an increase in revenues from supplementary services. Lines in service as of December 31, 2003 increased to approximately 3,655,859 due to the slight recovery in demand, compared to approximately 3,590,284 as of December 31, 2002. Moreover, monthly charges remained stable after the “pesification” and freeze on rates enforced by the Argentine government on January 6, 2002.

Revenues from traffic represented 44.4% of total net sales for year 2002, compared to 46.1% of total net sales for year 2001. Revenues from traffic decreased 45.3% to P$1,781 million in year 2002 from P$3,256 million in year 2001. Measured service charges decreased 43.2% to P$1,019 million in year 2002 from P$1,794 million in year 2001. This decrease resulted from a reduction in revenues from local and domestic long distance traffic. In addition, the deterioration of the economic conditions in the country had a negative impact on the number of customer lines.

Monthly basic charges decreased 47.9% to P$762 million in year 2002 when compared with year 2001. The decrease was mainly due to a lower average number of lines in service (approximately 377,000 fewer lines were in service in year 2002 compared to year 2001) and a lower number of subscribers of supplementary services.

Installation Charges

During year 2003, installation charges received from new customers increased by 35.0% to P$27 million from P$20 million in year 2002. This increase was primarily due to an increase in the number of lines connected during this period.

During year 2002, installation charges from new customers decreased by 61.5% to P$20 million, from P$52 million in year 2001. The decrease was largely due to the impact of the restatement for inflation of the 2001 figures and a lower number of lines connected (approximately 134,000 lines were connected in year 2002 as compared to 322,000 lines connected during year 2001) but was partially offset by a higher average installation price.

Public Telephone Service

Revenues from public telephone service decreased approximately 13% to P$168 million in year 2003, from P$193 million in year 2002. This decrease was principally due to the impact of the inflation adjustment which had a greater negative impact than the positive impact derived from higher traffic generated by public telephony telecommunications centers, or Telecentros, in year 2003.

Revenues from public telephone service decreased approximately 48.9% to P$193 million in year 2002, from P$378 million in year 2001. This decrease was principally due to the restatement of the year 2001 figures in constant pesos as of February 28, 2003, the lower traffic generated by Telecentros and the lower revenues received from public payphones and telephone cards.

International Long-Distance Service

During year 2003, international long-distance service revenues decreased by approximately 18.1% to P$213 million from P$260 million in year 2002. This decrease was due to the adjustment for inflation of figures for year 2002, which was partially offset by lower discounts for international long distance rates. International long distance represented 5.7% of net sales for the year ended December 31, 2003 and 6.5% of sales for the year ended December 31, 2002.

During year 2002, international long-distance service revenues decreased by approximately 24.0% to P$260 million from P$342 million in year 2001. This decrease was due to the restatement of the year 2001 figures in constant pesos as of February 28, 2003, and lower outgoing traffic which was partially offset by the revenues generated by Telecom’s subsidiary Telecom USA. International long-distance revenues represented 4.8% of total net sales for the year 2001.

Data Transmission

Revenues generated by the data transmission business decreased 10.1% to P$331 million in year 2003 from P$368 million in year 2002. The decrease was due to adjustments of the December 31, 2002 figures for inflation, partially offset by higher revenues generated by the fixed line networks and the lease of data circuits. Additionally, Internet dial-up measured services increased as a consequence of the higher number of Internet subscribers of other Internet Service Providers, or ISPs, that access Telecom’s network. As of December 31, 2003, Internet minutes represented 34% of total traffic measured in minutes transported over Telecom’s fixed-line network.

Revenues generated by the data transmission business decreased 36.1% to P$368 million in year 2002 from P$576 million in year 2001. The decrease was due to restatement for inflation, partially offset by higher revenues generated by the ground networks and international connectivity. Additionally, Internet dial-up measured services increased as a consequence of the higher number of Internet subscribers of other ISPs that access Telecom’s network. As of December 31, 2002, Internet minutes represented 31% of total traffic measured in minutes transported over Telecom’s fixed-line network.

Interconnection Revenues

During year 2003, revenues generated by interconnection services, which primarily include access, termination and long-distance transport of calls, decreased 4.7% to P$164 million. The decrease was due to the adjustment for inflation of figures as of December 31, 2002 offset by the CER adjustment to prices of these services.

During year 2002, revenues generated by interconnection services decreased 21.8% to P$172 million. Interconnection revenues generated by fixed interconnection services decreased 25.8% to P$132 million in year 2002 from P$178 million in year 2001. Meanwhile, revenues generated by interconnection services provided to cellular operators decreased by 2.4% to P$40 million in year 2002.

Internet Revenues

Revenues generated by Internet subscription fees and Internet-related value-added services increased 7.0% to P$61 million in year 2003 compared to P$57 million in 2002. The effect of adjustment for inflation of figures for year 2002 was offset by an increase in the number of subscribers and an increase in ADSL high-speed access and dial-up monthly fees. As of December 31, 2003, the number of ADSL subscribers reached approximately 44,600 compared to 30,000 as of December 31, 2002. Most of this increase was the result of higher ADSL subscriber growth in the second half of 2003, which increased from approximately 32,000 ADSL subscribers at March 31, 2003, to approximately 35,000 ADSL subscribers at June 30, 2003, to approximately 40,000 ADSL subscribers customers at September 30, 2003, and to approximately 44,600 subscribers at December 31, 2003. Furthermore, Internet dial-up customers reached approximately 155,200 as of December 31, 2003 compared to 147,000 as of December 31, 2002. The number of ADSL connections Telecom provided to other ISPs also increased at a higher rate during the second half of 2003, growing from approximately 15,000 ADSL connections at March 31, 2003, to approximately 19,000 ADSL connections at June 30, 2003, to approximately 22,000 ADSL connections at September 30, 2003, and to approximately 26,000 ADSL connections at December 31, 2003.

Revenues generated by Internet subscription fees and Internet-related value-added services decreased 16.2% to P$57 million in year 2002 from P$69 million in year 2001. The decrease was mainly due to the restatement of figures to adjust for inflation. The decrease was partially offset by an increase in ADSL high-speed access fees. As of December 31, 2002, the number of ADSL subscribers reached approximately 30,000. Furthermore, Internet dial-up customers reached approximately 147,000.

Other National Telephone Services

Revenues from other national telephone services are derived mainly from dedicated lines, access charges and miscellaneous customer charges. During year 2003, revenues from other national telephone services decreased by approximately 29.1% to P$73 million from P$103 million in year 2002. The decrease was mainly due to the adjustment for inflation of year 2002 figures and a decrease in the lease of lines and circuits.

During year 2002, other national telephone revenues decreased by approximately 56.7% to P$103 million from P$238 million in year 2001. The decrease was mainly due to a decrease in leased lines and circuits and the restatement of year 2001 figures in constant pesos as of December 31, 2002 to adjust for inflation.

Revenues from Wireless Telecommunication Service

During year 2003, revenues from wireless telecommunication service increased by approximately 12.4% to P$1,163 million from P$1,035 million in year 2002. Telecom Personal’s revenues (excluding intercompany revenues) increased 16.9% to P$1,003 million in year 2003 from P$858 million in year 2002. This increase was mainly due to a higher average number of subscribers, higher sales of pre-paid cards, higher calling party pays (CPP) revenues, an increase in revenues due to charges for the termination of calls coming from other cellular operators and the increase in national and international roaming charges. Furthermore, the average revenue per user increased by 28% to P$32 per customer per month for year 2003. Total cellular subscribers of Telecom Personal in Argentina reached approximately 2,603,000 as of December 31, 2003, an increase of approximately 413,000 customers, or 19%, as compared to December 31, 2002. Telecom Personal experienced higher subscriber growth in the second half of 2003, increasing from approximately 2,235,000 customers at March 31, 2003 (a 2% increase over December 31, 2002), to approximately 2,254,000 customers at June 30, 2003 (a 0.1% increase over March 31, 2003), to approximately 2,425,000 customers at September 30, 2003 (a 7.6% increase in customers compared to

June 30, 2003), and to approximately 2,603,000 customers at December 31, 2003 (a 7.3% increase in customers compared to September 30, 2003).

Telecom Personal’s customer base as of December 31, 2003 was comprised of approximately 2,120,000 prepaid subscribers, representing 81% of the total customer base, and approximately 483,000 contract subscribers, representing the remaining 19% of the total customer base. Núcleo, which provides PCS and cellular services in Paraguay, generated revenues (excluding intercompany revenues) of P$160 million in year 2003, a decrease of 9.6% from P$177 million in year 2002. The decrease was mainly due to the appreciation of the peso against the Paraguayan currency, the guaraní, as Núcleo’s revenues are denominated in Paraguayan currency. Núcleo’s revenues are consolidated in Telecom Personal.

During year 2002, revenues from wireless telecommunication service decreased by approximately 43.2% to P$1,035 million from P$1,822 million in year 2001. Telecom Personal’s revenues (excluding intercompany revenues) decreased 49.2% to P$858 million in year 2002 from P$1,688 million in year 2001. This decrease was mainly due to a lower average number of subscribers during year 2002, lower levels of traffic and lower sales of handsets. Furthermore, the average revenue per user decreased by 11% to P$25 per customer per month for year 2002. Telecom Personal’s customer base as of December 31, 2002 was approximately 850,000 subscribers for the Metropolitan Area of Buenos Aires (AMBA), 1,279,000 subscribers for the Northern Region and 62,000 subscribers for the Southern Region. Telecom Personal’s total cellular subscribers in Argentina reached approximately 2,191,000 as of December 31, 2002, an increase of approximately 55,000 customers, or 2.5%, as compared to December 31, 2001. Núcleo generated revenues (excluding intercompany revenues) of P$177 million in year 2002, an increase of 32.1% from P$134 million in year 2001. The increase was mainly due to exchange differences and a slight increase in the customer base.

Revenues from Directory Publishing

During year 2003, revenues from telephone directory publishing increased by 47.8% to P$34 million in the year ended December 31, 2003 from P$23 million for year 2002. The increase was mainly due to revenues generated by advertising in the edition of the AMBA directory that was published in the fourth quarter of fiscal year 2003 partially offset by the restatement for inflation of year 2002 figures.

During year 2002, revenues from telephone directory publishing decreased by 77.7% from P$103 million in year 2001. This decrease was due to a decrease in the revenues generated by Publicom’s telephone directory publishing business as a result of lower levels of advertising activity and to the restatement for inflation of year 2002 figures.

Cost of Services, General and Administrative and Selling Expenses

Detailed below are the major components of the cost of services, general and administrative and selling expenses for years ended December 31, 2003, 2002 and 2001:

	Year Ended December 31,			% of Change
	2003	2002	2001	2003-2002	2002-2001
	(P$ millions)			Increase/(Decrease)
Cost of services, general and administrative and selling expenses
Salaries and social security	507	588	1,150	(13.8)	(48.9)
Depreciation of fixed assets	1,768	1,980	1,690	(10.7)	17.2
Bad debt expense	11	189	567	(94.2)	(66.7)
Management fees	2	23	231	(91.3)	(90.0)
Fees for services	98	119	217	(17.6)	(45.2)
Interconnection costs	136	141	214	(3.5)	(34.1)
Taxes	256	276	457	(7.2)	(39.6)
Other operating and maintenance expenses	871	904	1,659	(3.7)	(45.5)

Total cost of services, general and administrative and selling expenses	3,649	4,220	6,185	(13.5)	(31.8)

General

Total cost of services, general and administrative and selling expenses decreased by 13.5% to P$3,649 million in year 2003 from P$4,220 million in year 2002. This decrease was principally due to the adjustment of the December 31, 2002 figures for inflation and cost reduction plans implemented by Telecom.

Total cost of services, general and administrative and selling expenses decreased by 31.8% to P$4,220 million in year 2002 from P$6,185 million in year 2001. This decrease was principally due to the restatement of the December 31, 2001 figures for inflation and cost reduction plans implemented by Telecom.

Salaries and Social Security

During year 2003, the amount of salaries and social security charges was approximately P$507 million, representing a 13.8% decrease from the amount of salaries and social benefits incurred in 2002. This decrease was mainly due to the effect of the adjustment of the December 31, 2002 figures for inflation partially offset by an increase in social security contributions on March 1, 2003, extraordinary bonuses and salary increases implemented in September 2003 for unionized and non-unionized employees and an increase in the number of employees due to the addition in October 2003 of 1,393 employees who had previously worked for Telecom as employees of third-party contractors.

For year 2003, salaries and social security payments were approximately 13.5% of net sales. For year 2002, wages and social benefits were approximately 14.7% of net sales.

During year 2002, the amount of salaries and social security payments were approximately P$588 million, representing a 48.9% decrease from year 2001. This decrease was mainly due to the effect of the restatement for inflation of the December 31, 2001 figures and the reduction in labor costs of unionized and non-unionized employees as a consequence of the implementation of the cost reduction plan launched during the previous fiscal year. Additionally, Telecom Personal and Publicom reduced their total number of employees.

Salaries and social security payments were approximately 16.3% of net sales in year 2001.

Depreciation of Fixed Assets

Depreciation is calculated using the straight-line method based on the estimated useful life of the relevant asset. Fixed assets acquired after November 8, 1990, the date on which Telecom commenced operations upon the transfer from the Argentine government of the telecommunications system in the Northern Region, are being depreciated over an average of 10 years.

Depreciation expense was P$1,768 million in year 2003 and P$1,980 million in year 2002. Depreciation expense was equal to approximately 47.1% of net sales for year 2003 and 49.4% of net sales for year 2002. The decrease in depreciation expense was due to the end of the amortization period of some assets and to lower depreciation expense related to capitalized foreign currency exchange differences from financial indebtedness incurred to acquire these assets. The increase in depreciation as a percentage of net sales was due to a decrease in net sales in 2003 compared to 2002.

Depreciation expense was approximately P$1,980 million in year 2002 and P$1,690 million in year 2001. Depreciation expense was equivalent to 49.4% of net sales for year 2002 and 24.0% of net sales for year 2001. The increase in depreciation expense in year 2002 compared to year 2001 was primarily due to the effects of capitalized foreign currency exchange differences originated by financial indebtedness and the amortization of the new assets used in cellular and data transmission activities during year 2002.

Bad Debt Expense

During year 2003, bad debt expense decreased 94.2% to P$11 million from P$189 million in year 2002. This decrease was mainly attributable to a lower level of bad debt expense related to the fixed line business as the number of customer lines in service decreased as a consequence of the crisis in year 2002, and as customers with weaker credit have discontinued Telecom’s service and to improved collection methods for past due accounts. This decrease is also the result of the inflation adjustment of the figures for the year ended December 31, 2002.

During year 2002, bad debt expense decreased 66.7% to P$189 million from P$567 million in year 2001. This decrease was due to the restatement of the December 31, 2001 figures for inflation and the decrease in customer lines (as a result of the economic crisis), mainly in the residential segments.

Management Fees and Fees for Services

Management fees for services provided by the Operators pursuant to the Management Agreement (as described under Item 4 of the Telecom 20-F: “Information on the Company—History”) for year 2003 were approximately P$2 million compared to P$23 million in year 2002 representing a reduction of 91.3%. This reduction was a result of the suspension of the payment of the management fee beginning April 1, 2002.

Management fees for year 2003 represent fees paid to the Operators in exchange for the services of task forces comprised of specialized personnel provided to Telecom by the Operators at Telecom’s request in order to assist with specific projects.

Management fees provided by the Operators in year 2002 were approximately P$23 million. Management fees paid directly to the Operators decreased 90.0% in year 2002 in comparison to year 2001, mainly as a result of a decrease of the management fee from 3% to 1.25% of net sales for the first three months of year 2002 and a suspension of the payment of the management fee beginning April 1, 2002.

Other fees for various services, such as legal, security and auditing services, fees for the debt restructuring process and other management services, totaled approximately P$98 million for year 2003 and P$119 million for year 2002. This decrease was due to the effect of adjustment for inflation of December 31, 2002 figures, partially offset by higher fees related to information systems. For year 2003, these fees include P$4 million of fees paid to the Operators under the Management Agreement as compensation for the services of highly qualified personnel that the Operators provided to Telecom at Telecom’s request. Such amounts were charged based on hours of service at international market rates for such services.

Other fees for various services, such as legal, security and auditing services, including fees relating to the debt restructuring process that were incurred in and paid in 2002, and other management services, totaled approximately P$119 million for year 2002 and P$217 million for year 2001. For fiscal year 2002, these fees include P$4 million of fees paid to the Operators under the Management Agreement as compensation for the services of highly qualified personnel provided by the Operators to Telecom at Telecom’s request. These amounts were charged to Telecom based on the number of hours of service provided at the international market rate for such services.

Interconnection Costs

During year 2003, Telecom recorded P$136 million in interconnection costs compared with P$141 million of interconnection costs recorded in year 2002. This decrease was primarily due to the effects of the adjustment of the 2002 figures for inflation, offset by higher charges paid for local and long distance access, circuit rentals and termination charges for traffic related to Internet services and based on the CER adjustment.

During year 2002, Telecom expensed P$141 million in interconnection costs compared with P$214 million in year 2001. This decrease was primarily due to the effects of restatement for inflation which was offset by higher charges paid for local and long distance access, circuit rentals and termination charges for traffic related to Internet services.

Taxes

Expenses related to taxes decreased 7.2% to P$256 million in year 2003 from P$276 million in year 2002. This decrease was mainly due to the effects of the adjustment of the 2002 figures for inflation and a portion of a tax on checking account transfers that was transferred to customers and was offset by an increase in the turnover tax charge in the fixed telephony and the cellular business as a consequence of the increase in sales for these units and an increase in the turnover tax rate for the cellular business. Such tax is calculated based on not adjusted for inflation figures.

Expenses related to taxes decreased 39.6% to P$276 million in year 2002 from P$457 million in year 2001. This decrease was mainly due to the effects of the restatement of 2002 figures for inflation and was offset by an increase resulting from the reclassification of tax on bank withdrawals and deposits and the increase in turnover taxes and taxes on real property and land rights in certain jurisdictions.

Other Operating and Maintenance Expenses

Other operating and maintenance expenses decreased 3.7% to P$871 million in year 2003 from P$904 million in year 2002. This decrease was due to the effect of the restatement for inflation of the figures as of December 31, 2002. Other operating and maintenance expenses also decreased as a result of lower maintenance expenses in basic telephony services, partially offset by an increase in material and supplies costs due to a higher number of lines installed. These cost decreases were partially offset by higher advertising costs, as Telecom has increased its marketing efforts for cellular, ADSL and GSM services as a result of greater competition in these areas, despite other decreases in promotional and institutional advertising campaign expenses pursuant to Telecom’s cost control plan. In year 2003, Telecom also incurred higher costs of maintenance on submarine cables and hardware due to increased costs for components of imported materials.

Other operating and maintenance expenses decreased 45.5% to P$904 million in year 2002 from P$1,659 million in year 2001. This decrease was mainly due to the effect of the restatement of the figures for the year ended December 31, 2001 for inflation, a decrease in material and supplies costs resulting from a reduction in the number of lines installed and lower maintenance costs related to basic telephony service. Costs relating to advertising also decreased as Telecom has decreased media advertising and promotional and institutional advertising campaign expenses as part of Telecom’s cost control plan. These decreases were partially offset by higher costs of maintenance on submarine cables and hardware due to increased costs for components of imported materials.

Other (Net)

Other (Net) includes financial results, other income and expenses (net) and gains and losses from equity investments.

Financial Results, Net

During year 2003, we recorded a net financial gain of approximately P$55 million compared to a net financial loss of approximately P$5,301 million in year 2002. This change is mainly due to the foreign currency exchange differences realized as a result of the appreciation of the peso in year 2003 compared to the devaluation of the peso in year 2002.

During year 2002, we recorded a financial loss of approximately P$5,301 million compared to a financial loss of approximately P$507 million in year 2001. This increase in financial loss is mainly due to a loss of P$2,921 million in 2002 from currency exchange differences as a result of the peso devaluation. This loss was only partially offset by the higher capitalization of foreign currency exchange differences relating to fixed assets acquisitions of P$898 million. Furthermore, the interest on liabilities increased by P$244 million due to the deterioration of the value of the peso. Lastly, we recorded a loss of P$1,164 million in 2002 relating to the inflation effect on monetary assets and liabilities.

Other Expenses (Net)

Other expenses (net) includes severance payments and provisions for lawsuits.

For year 2003, other expenses (net) decreased to approximately P$167 million from approximately P$174 million in year 2002. The increase was mainly due to costs incurred to increase Telecom’s reserves for lawsuits and contingencies and higher severance and termination costs. The increase in these costs was partially offset by the adjustment for inflation.

During the years ended 2003 and 2002, approximately P$75 million and P$48 million of other expenses (net), respectively, related mainly to accrued severance costs for employees who were dismissed during the period or voluntarily retired pursuant to Telecom’s employee reduction program.

For year 2002, other expenses (net) increased to approximately P$174 million from P$130 million in year 2001. The increase in this expense was mainly a result of costs incurred to increase Telecom’s reserves for lawsuits and contingencies and Telecom’s write-off of cellular handsets provided without charge to customers entering into cellular leases. These cost increases were partially offset by lower severance payments.

During 2001, approximately P$84 million of such expenses represented severance payments to employees who were dismissed during the period or voluntarily retired pursuant to Telecom’s employee reduction program.

Net Income

For year 2003, Nortel recorded net income of approximately P$197 million, compared to a loss of P$2,403 million in year 2002. The improvement in reported net income was mainly due to net foreign currency gains of P$631 million in 2003 compared to a net loss of P$2,921 million in 2002 plus P$376 million of gains arising from the purchase of Telecom’s and its subsidiaries’ indebtedness.

For year 2002, Nortel recorded a net loss of approximately P$2,403 million, compared to a net income of P$53 million in year 2001. This decrease was mainly due to the deterioration of the macroeconomic environment in Argentina, including the devaluation and subsequent volatility in the peso and the effects of the inflation adjustment. Telecom’s inability to increase regulated tariffs after the Argentine government’s “pesification” of such tariffs at the rate of US$1.00=P$1.00, the decrease in traffic in the basic telephony business (mainly in the domestic and international long distance services) and the declines in both traffic and average revenue per user in the cellular business also had an negative impact on net income.

U.S. GAAP Reconciliation

The accounting principles applied in Argentina vary in certain significant respects from accounting principles applied in the United States. Application of accounting principles generally accepted in the United States (U.S. GAAP) would have affected the determination of amounts shown as net loss or income for the years ended December 31, 2003, 2002 and 2001 and the amount of total shareholders’ equity as of December 31, 2003, 2002 and 2001. For more detail see Note 16 to the consolidated financial statements as of and for the years ended December 31, 2003, 2002 and 2001.

The principal differences between Argentine GAAP and U.S. GAAP are the following:

•	the treatment of foreign-currency transactions as of December 31, 2001;

•	the impact of foreign currency translation;

•	the accounting for capitalization of foreign currency exchange differences;

•	the accounting for restructuring and repurchase of debt;

•	the accounting for derivative financial instruments;

•	other adjustments as inventories, present-value accounting and equity gain (loss) on related companies;

•	the tax effects and minority interest on U.S. GAAP adjustments described above;

•	the valuation allowance of tax credits on minimum presumed income tax; and

•	the accounting for the Preferred A shares of Nortel.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 16 to our consolidated financial statements as of December 31, 2003, 2002 and 2001.

Net income or loss under Argentine GAAP for the years ended December 31, 2003 and 2002 was a net income of approximately P$197 million and a net loss of approximately P$2,403 million, respectively, as compared to a net income of approximately P$222 million and a net loss of approximately P$759 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2003 was P$645 million, as compared to P$(229) million under U.S. GAAP.

Additionally, net income (loss) under Argentine GAAP for the years ended December 31, 2002 and 2001 was a net loss of approximately P$2,403 million and a net income of approximately P$53 million, respectively, as compared to a net loss of approximately P$759 million and a net loss of approximately P$1,966 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2002 and 2001 was P$448 million and P$2,851 million, respectively, as compared to P$(440) million and P$224 million, respectively, under U.S. GAAP.

Recently issued U.S. GAAP accounting pronouncements

In December 2003, the Financial Accounting Standards Board (“FASB”) issued a revision (“FIN 46R”) to Interpretation No. 46, “Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51” (the “Interpretation”). FIN 46R clarifies the application of ARB No. 51 “Consolidated Financial Statements” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of those entities, known as variable interest entities (“VIRs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s residual returns, or both.

Among other changes, the revisions of FIN 46R: (a) clarify some requirements of the original FIN 46, which was issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ended after December 15, 2003. We and Telecom do not currently have any interests that we believe fall within the scope of FIN 46 or FIN 46R and so we anticipate that the adoption of FIN 46 and FIN 46R will not have a material impact on our consolidated financial position, cash flows and results of operations.

In April 2003, the FASB issued SFAS No. 150, “Accounting for certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. In the opinion of our and Telecom’s management, the adoption of this rule has not had any effect on net income or shareholder’s equity for both us and Telecom.

Liquidity and Capital Resources

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom on the Class A and Class B Shares owned by Nortel and Nortel has used such cash dividends to satisfy Nortel’s payment obligations for the next calendar year. No dividends were declared by Telecom and consequently Nortel during year 2001, 2002 and 2003. In addition to not being able to make dividend payments, Nortel was also unable to pay the required amortization on its Series A Preferred Shares. Accordingly, the amount of the amortization and dividends on the Series A Preferred Shares will continue to accrue until Nortel has the cash required to make the payment. As of December 31, 2003, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was P$323 million including the effects of CER. As more fully described in “Presentation of Financial Information” CER is a reference stabilization rate designed to reflect the evolution of the Argentine consumer price index. Nortel also owed P$3.6 of interest (which accrues at LIBOR) on the amount of accrued but unpaid dividends and amortization on the Series A Preferred Shares. See Note 9 to our financial statements included in Item 18 of this annual report.

Should Telecom pay future dividends, Nortel expects to be able to service its obligations in respect of its debt and preferred shares out of such dividends received by it on its holdings of Telecom’s Class A and Class B shares. However, at present, Nortel is unable to predict whether Telecom will make future dividend payments. As previously discussed, Telecom is currently working with its financial advisors and creditors to restructure its financial indebtedness. Although the outcome of Telecom’s restructuring process is still uncertain, if Telecom’s APE proposal is implemented in its proposed form, the debt service requirements under the terms of the new notes (including semi-annual scheduled payments of principal and interest and mandatory prepayments based on Telecom’s “excess cash” as defined in the notes) will significantly reduce the amount of cash that Telecom will have available for payment of dividends. In addition, Telecom’s ability to pay dividends is subject to restrictions under the Argentine Companies Law and other applicable regulations. Accordingly, there can be no assurance that Telecom will be able to pay dividends in future periods, even if its debt restructuring process is completed as proposed. Restrictions on the payment of dividends by Telecom would have a material adverse effect on Nortel’s ability to meet its obligations.

As a consequence of the macroeconomic environment in Argentina, the devaluation and volatility of the peso, the “pesification” of certain of Telecom’s tariffs at the rate of US$1.00=P$1.00 and uncertainties in the time frame defined by the Argentine Government for the discussions related to the adjustment of the regulated tariffs, in the second quarter of 2002 Telecom announced the suspension of principal and interest payments on all of its financial debt obligations, including those of its subsidiaries in Argentina. As a result of these developments, as of December 31, 2003 Telecom and its subsidiaries (including Núcleo) have failed to make an aggregate of approximately US$1,937 million of scheduled principal and interest payments on its financial indebtedness and has defaulted with respect to such financial indebtedness.

On June 22, 2004, Telecom commenced a solicitation to obtain consents from holders of its unconsolidated financial indebtedness to enter into an APE whereby it proposes to restructure its outstanding unconsolidated financial indebtedness by issuing debt with new payment terms and by paying cash consideration and making partial cash interest payments. The solicitation will expire on July 21, 2004, unless Telecom extends it in its sole discretion. If the proposed restructuring plan is not approved Telecom will continue to be unable to pay its financial debt obligations and may be forced to seek the assistance of the Argentine Courts by filing for a reorganization proceeding (“concurso preventivo”) under which all of its outstanding financial indebtedness would be restructured, or may seek a prepackaged agreement (“acuerdo preventivo extrajudical”) with its creditors. See “Telecom’s Ongoing Restructuring Efforts”. Telecom does not expect to have access to bank credit or the financial markets either internationally or in Argentina until the restructuring of its existing indebtedness is completed. If the restructuring is implemented as proposed, Telecom’s ability to incur additional indebtedness will be limited by the terms of the new notes.

At December 31, 2003, Telecom had approximately P$2,216 million in cash and cash equivalents, and also had approximately P$58 million of government bonds, P$193 million of deposits with original maturities of more than three months which includes P$18 million related to Núcleo’s escrow account, which have been segregated for purposes of satisfying its debt obligations. There are P$11.2 million related to of cash restricted for use in connection with legal proceedings, classified in “Other Receivables” on Telecom’s balance sheet.

Aside from the cash and cash equivalents currently on hand or received by Telecom from operating activities Telecom has no other sources of working capital and, as described above, Telecom does not expect to have access to bank credit or the financial markets in the near or medium term.

Telecom’s net cash flow from operating activities was approximately P$2,015 during the year 2003. Net cash used in investing activities was approximately P$345 million during year 2003. For year 2003, cash flows used in financial activities were approximately P$768 million. Net cash flow from operating activities was approximately P$1,667 million during the year ended December 31, 2002. Net cash flow used in investing activities was approximately P$312 million during the year ended December 31, 2002. For the year ended December 31, 2002 cash used in financial activities was approximately P$470 million.

Telecom estimates that its consolidated capital expenditures for year 2004 will be approximately P$395 million. Telecom expects to finance these expenditures principally through working capital and therefore Telecom’s ability to fund these expenditures is dependent on, among other things, its ability to generate sufficient funds internally. The freezing of tariffs impacts Telecom’s ability to generate funds for capital expenditures because the cost of imported materials has increased in peso terms.

As of December 31, 2003 and December 31, 2002, Telecom had unconsolidated commercial obligations (which include account payables, intercompany and related party accounts payable, obligations to pay taxes, salaries and social security payments (including obligations to any federal, provincial or municipal tax or social security authorities), reserves and other liabilities) of the equivalent of P$653 million and P$607 million, respectively. Telecom plans to meet its commercial obligations out of its cash flow in pesos. Telecom’s ability to meet these obligations will depend on the generation of sufficient cash flow and, in the case of commercial obligations denominated in currencies other than pesos, Telecom’s ability to transfer funds outside of Argentina, a stable exchange rate between the applicable currency and the peso and the availability of foreign exchange. Telecom’s ability to pay these commercial obligations will also depend on the treatment of these obligations by the APE reviewing court.

As of December 31, 2003, Telecom had approximately the equivalent of P$10,082 million of consolidated outstanding financial indebtedness which consisted of:

•	Approximately the equivalent of P$4,912 million aggregate principal amount of notes issued under its medium term note programs, which we refer to in this section as the “medium term notes.” The medium term notes were issued in eight separate series and bear interest at rates ranging from 3.6804% (6 month EURIBOR plus 1.50% as of December 31, 2003) to 12%. The originally scheduled maturity dates of the medium term notes range from 2002 to 2008. See Note 8 to Telecom’s consolidated financial statements as of and for the year ended December 31, 2003 for additional information regarding each series of medium term notes.

•	Approximately the equivalent of P$4,319 million aggregate outstanding principal amount of debt, which we refer to in this discussion as the credit facility debt, owed to financial institutions relating to working capital loans, debt issuances and trade financings with originally scheduled maturities ranging from 2002 to 2016.

•	Approximately the equivalent of P$747 million aggregate accrued but unpaid interest on the medium term notes and credit facility debt and approximately the equivalent of P$104 million for penalty interest.

As a result of the default on principal and interest referred to above, lenders of Telecom’s financial indebtedness have the right to accelerate the maturity of such indebtedness and to demand payment of the full amounts payable under their respective notes. All of Telecom’s financial indebtedness has been classified as current debt on Telecom’s December 31, 2003 and 2002 balance sheets (except for amounts relating to Telecom Personal’s debt with the TITAN financial trust which has been refinanced as indicated in Note 8 to Telecom’s consolidated financial statements as of and for the year ended December 31, 2003 and certain debt of Núcleo).

In March 2004, Telecom Personal received a payment request from the TITAN financial trust in connection with a past due amount corresponding to US$0.2 million relating to Telecom Personal’s debt with the TITAN financial trust. Telecom Personal did not pay this amount because of the suspension of principal and interest payments on its outstanding debt. Once the grace period on this past due amount expired, the trustee for the TITAN financial trust issued a notice of acceleration to Telecom Personal requesting that all amounts owed to the TITAN financial trust become immediately payable. As a result of this notice of acceleration, Telecom Personal classified this debt as current at a nominal value.

Financial Ratio

Under the terms and conditions of the Series A and Series B Preferred Shares, the Company has agreed not to allow Telecom to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any financial debt, if as a result of doing so, Telecom’s ratio of total liabilities to its shareholders’ equity, as shown in its unconsolidated financial statements prepared under Argentine GAAP, exceeds 1.75. Since March 2002, the ratio of Telecom’s total liabilities to its shareholders’ equity exceeded 1.75 as a consequence of the devaluation of the peso. As a result of Nortel’s violation of this covenant, the Series B Preferred Shares acquired voting rights and, together with the Series A Preferred Shares, have elected Carlos Marcelo Villegas as a director. See Item 10. “Additional Information—Memorandum and Articles of Association—Nortel’s Capital Stock.”

Related Party Transactions

For a description of these transactions, see Item 7: “Major Shareholders and Related Party Transactions”

Taxes

Turnover Tax

The rate of turnover tax depends on the jurisdiction in which the revenue is generated and ranges from 2% to 6%. Until December 31, 2001, the amount of this tax was included in our income statements as a deduction from net revenues. Since December 31, 2002, this tax has been included in our income statements as part of the cost of services provided, therefore, the comparative figures for previous periods have been reclassified accordingly.

In compliance with CNT General Resolution No. 2345 which was issued in November 1994, or “Resolution 2345,” on November 28, 1994, as a result of the reduction in turnover taxes for the period from January 1991 through December 1994, Telecom deposited P$2.8 million in a special account for reimbursement of certain turnover taxes previously paid by federal district customers. General Resolution No. 2345 also established that the CNT should determine the method for reimbursing such clients.

In March 1996, the CNT issued General Resolution No. 86/96, or “Resolution No. 86/96,” which provided the method for reimbursing clients and established that the total amount to be reimbursed was P$5.6 million in principal and P$12 million in interest. Resolution No. 86/96 required Telecom to reimburse an additional P$2.8 million of principal and pay interest on this principal amount for the fourteen month period between the issuance of Resolution 2345 and Resolution 86/96.

Telecom has analyzed the CNT’s calculations used to determine the amount that it is required to reimburse and believes that the amount that it should reimburse to customers in the federal district is substantially lower. On March 1, 1996, Telecom filed an administrative appeal of Resolution No. 86/96 with the CNT. While this appeal is pending, Telecom has complied with Resolution No. 86/96 and has returned a total of P$17.6 million to customers in the federal district based on the amount of tax charged on bills issued and due after April 1, 1996.

Income Tax

Nortel’s income tax rate is currently 35% of taxable income. The amount of income subject to tax is calculated according to tax regulations which contain a different methodology for calculating net income than the methodology used for the preparation of our financial statement under Argentine GAAP. The differences between the methodology of computing income under the tax regulations and under Argentine GAAP make it difficult to determine taxable income from our income statements. For instance, some deductions from income normally accepted for accounting purposes must be added back to income for tax purposes. Moreover, the tax regulations do not currently provide for the restatement of figures to reflect inflation as is required in certain periods by Argentine GAAP.

Dividends paid by Nortel which exceed the difference between income as calculated under Argentine GAAP and income calculated under the tax regulations are subject to income tax at a rate of 35%. This withholding tax is known as the “equalization tax.”

Net losses can generally be carried forward and applied against future taxable income for 5 years. However, certain losses relating to the devaluation of the peso may only be deducted at a rate of 20% per fiscal year.

In fiscal year 2003, Nortel had a taxable income of P$5.0 million which was offset with the previous tax loss carryforwards. The amount of accumulated tax loss carryforwards that could be applied against future taxable income as of December 31, 2003 was P$3.6 million.

Costs Associated with Income Taxes Paid by Foreign Lenders

Pursuant to the terms and conditions of Telecom’s outstanding loans, Telecom is required to reimburse its foreign lenders for Argentine income taxes payable by the lenders with respect to the interest on the loans by increasing or “grossing up” the amount of interest paid to these lenders such that, after payment of the Argentine taxes, the lenders have received the contractual interest rate. Withholding rates on interest payments to foreign beneficiaries are currently 15.05% (17.7163% with gross up) if the lender is a bank or a financial entity located in a country whose central bank has adopted the Banking Supervision Standards of the Basle Committee. Previously, the withholding rate was 35% (53.8462% with gross up) if the lender did not meet the aforementioned requirements. However, Argentine Law No. 25,784, which was published in the Official Bulletin in October 2003, amended the requirement that a lender must be located in a jurisdiction that has adopted the Banking Supervision Standards of the Basle Committee. Under Law No. 25,784, the 15.05% withholding rate currently also applies to lenders who are banks or financial entities located in jurisdictions that are neither void nor subject to taxation according to Argentine income tax rulings or have entered into treaties with Argentina providing for exchange of information upon request by the respective authority. Further, unless their internal rulings provide otherwise, requests for banking, stock exchange or other secret information cannot be challenged. In order to be eligible for the 15.05% withholding rate, the financial entity must be under the supervision of a respective central bank or equivalent authority. Interest payments on obligaciones negociables that meet the requirements of Section 36 of the Negotiable Obligations Law and were held by foreign beneficiaries remain income tax exempt.

Thin Capitalization Rules

The 1998 tax reform introduced a limitation on the deduction of interest expense for income tax purposes. A company that is not a financial entity may deduct the following categories of interest without any restriction: interest on loans granted by individuals, interest subject to the 35% withholding tax and 40% of other interest payments. The remaining 60% of the interest in the residual category may be deducted if the company’s liabilities on which interest in the residual category is paid do not exceed 2.5 times the company’s equity or the amount of interest paid in the residual category is less than 50% of net income for the fiscal year (before the interest deduction). In the event that both limits are exceeded, a portion of the deduction for the remaining 60% of the interest in question is denied but, it can be deducted in the following five fiscal years, subject to the limitations described above. The nondeductible portion is equal to the greater of (i) the percentage by which the liabilities giving rise to in this residual category exceed 2.5 times the company’s equity or (ii) the percentage by which 100% of the interest in the residual category exceeds 50% of the company’s net taxable income (as defined above). During fiscal years 2002 and 2003, Nortel was not affected by these rules. Argentine Law No. 25,784 modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds two times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments.

Tax on Minimum Presumptive Income

Nortel pays an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of Nortel’s assets. The value of Nortel’s assets is determined in accordance with the criteria established under the tax laws and generally approximates market value. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of tax on minimum presumed income in excess of the income tax for such year may be carried forward for a ten year period. This excess may be treated as a credit that may be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for that year does not exceed income tax payable for such future year. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income. We paid minimum presumed income tax for years 2002 and 2003.

Tax on Company Indebtedness

Argentine Law No. 25,063, which was abolished as of July 1, 2002, imposed a tax on company indebtedness. The tax applied to interest and financial costs of the following obligations which are deductible for income tax purposes:

•	commercial paper, or obligaciones negociables, issued under Argentine Law No. 23,576,

•	loans borrowed from domestic financial entities regulated by Argentine Law No. 21,526, and

•	loans granted to companies by individuals.

The tax rate was originally 15% on interest and fees in the case of commercial paper issued under Argentine Law No. 23,576 and loans borrowed from domestic financial entities regulated by Argentine Law No. 21,526. Subsequently, the tax rate was reduced as follows:

Date of Reduction	Tax Rate
January 1, 2001	10%
July 1, 2001	8%
October 1, 2001	6%
January 1, 2002	4%
April 1, 2002	2%

The tax on commercial paper issued under Argentine Law No. 23,576 and loans borrowed from domestic financial entities regulated by Argentine Law No. 21,526 was originally limited to a maximum of 2.25% of the principal amount of debt, however, this limit was reduced to 1.5% of the principal amount of the debt as of January 1, 2001, 1.20% of the principal amount of the debt as of July 1, 2001, 0.90% of the principal amount of the debt as of October 1, 2001, 0.60% of the principal amount of the debt as of January 1, 2002 and 0.30% of the principal amount of the debt as of April 1, 2002.

In the case of loans granted to companies by individuals, the tax rate was originally 35% of the principal amount of debt but was reduced as follows:

Date of Reduction	Tax Rate
January 1, 2001	25%
July 1, 2001	20%
October 1, 2001	15%
January 1, 2002	10%
April 1, 2002	5%

The issuer of commercial paper or the borrower from financial entities or individuals as the case may be, was liable for the payment of the tax. With certain limitations, the tax amount paid was treated as a tax credit that could be applied against the income tax or the minimum assumed income tax, if any, corresponding to the same year.

During year 2003, Telecom did not charge any tax on company indebtedness to income, compared to a charge of P$4 million to income during year 2002 as a result of the tax on its indebtedness. During year 2001, Telecom charged P$15 million to income.

Value Added Tax (VAT)

VAT does not have a direct impact on Telecom’s results of operations. VAT paid by Telecom to its suppliers is applied as a credit toward the amount of VAT charged by Telecom to its customers and the net amount is passed through to the Argentine government. VAT rates are 21%, 27% and 10.5%, depending on the type of the transaction and tax status of the customer.

The import of services (including financial services) by Argentine VAT taxpayers registered for VAT purposes, or responsables inscriptos, is subject to VAT. In the case of loans, if the lender is a bank or a financial entity located in a country whose central bank has adopted the Banking Supervision Standards of the Basle Committee, the rate is 10.5%. If the foreign lender is one other than those mentioned above, the rate is 21%.

The burden of paying VAT is borne by the Argentine taxpayer.

Tax on Deposits and Withdrawal from Bank Accounts

The tax on deposits to and withdrawals from bank accounts under Law No. 21,526 applies to certain deposits to and withdrawals from bank accounts opened in Argentine financial entities and to other transactions that, due to their special nature and characteristics, are similar or could be used in lieu of a deposit to or withdrawal from a bank account. Therefore, any deposit to or withdrawal from a bank account opened in an entity regulated by Law No. 21,526, or any transaction deemed to be used in lieu of a deposit to or withdrawal from a bank account, is subject to the tax on deposits and withdrawals unless a particular exemption is applicable. The tax rate was originally 0.25% of the transaction. Beginning on May 3, 2001, the rate was increased to 0.4%, and in certain situations it has increased to 0.8%. Since August 1, 2001, the tax rate has been 0.6% of the transaction volume.

From May 3, 2001 to July 31, 2001, 37.5% of the tax paid could be used as a tax credit against income tax, VAT and the tax on minimum presumed income. From July 31, 2001 until February 18, 2002, the creditable portion of the tax was increased to 58%. As of February 18, 2002, this credit is no longer available.

On February 6, 2003, the Ministry of Economy, through General Resolution No. 72/03, authorized Telecom to increase the basic telephony services tariffs by the amount of the tax on deposits to and withdrawals from bank accounts as provided for in General Resolution No. 72/03. The amount of the tax charged must be shown in detail on the customers’ bills. The amounts charged before General Resolution No. 72/03 will be included in the tariff renegotiation process.

Decree No. 534/2004 provides that owners of bank accounts subject to the general tax rate of 0.6% may take into account as a tax credit 34% of the tax originated in credits on such bank accounts. This amount may be utilized as a credit for the Income Tax and Tax on Minimum Presumed Income. The amount computed as a credit is not deductible for income tax purposes.

Tax on Personal Property

Pursuant to Argentine Law 25.585 passed by the Argentine Congress in May 2002, the tax corresponding to the shares of corporations that issue stock, such as our Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares, and whose holders are individuals and/or undivided estates domiciled in Argentina or any other foreign country, and/or companies or other legal entities located in a foreign country, shall be assessed and paid by the corresponding Argentine company issuer of the shares, such as Nortel, unless there exists a corresponding tax treaty that does not grant taxing rights to Argentina.

The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity at the December 31 balance sheet. The minimum exempted of P$102,300 shall not be applicable. The tax paid is a definitive payment.

Pursuant to the above, it is presumed that shares of stock corporations, such as the Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares and/or equity interests of companies regulated by Argentine Companies Law 19,550, as amended, whose holders are companies, any other legal entities, enterprises, permanent establishments, trusts, and exploitations, domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

The companies in charge of the tax payment, such as Nortel, have the right to obtain the refund of the amounts paid, even by holding and/or foreclosing on the property related to the payment.

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

On November 4, 2003, Nortel requested from its holders as of December 31, 2002 of Series B ADS’s, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares reimbursement for the tax on personal property. As of June 1, 2004, holders of Ordinary Shares reimbursed Nortel for approximately US$92,700 and holders of Series B ADS’s, Series B Preferred Shares, and Series A Preferred Shares had reimbursed Nortel for approximately US$1,000. Nortel expects that a substantial portion of the remaining tax amount that is not reimbursed will result in an additional expense for Nortel.

Other Taxes and Levies

Telecom is subject to a levy of 0.5% of its monthly revenues from telecommunications services. The proceeds of this levy are used to finance the activities of the Regulatory Bodies. The amount of this levy is included in Telecom’s income statement within “other operating and maintenance expenses.”

Law No. 25,239 imposes a tax of 4% of amounts invoiced on cellular services excluding VAT but including the excise tax, which results in an effective tax rate of up to 4.1677%.

Since the beginning of year 2001, telecommunication services companies have been required to pay a universal service tax to fund universal service requirements. The universal service tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the universal service tax. The rate is 1% of total billed revenues.

Since the rates for their services are generally not regulated, as a result of increasing tax burdens on cellular operators, Telecom Personal and other Argentine cellular operators decided to include a special charge in their customers’ bills which reflects the impact of these regulatory taxes. However, pursuant to General Resolution No. 279/01, the SC prohibited cellular operators from billing this special charge. Telecom Personal has filed an administrative appeal objecting to the application of General Resolution No. 279/01. As of the date of this report, this appeal is still pending.

(b) Unconsolidated

Nortel is a holding company whose principal asset is its approximately 55% equity interest in Telecom. Therefore, the following discussion should be read in conjunction with Nortel’s and Telecom’s financial statements and notes thereto included elsewhere herein and in the Telecom Form 20-F, respectively, and with Item 5: “Operating and Financial Review and Prospects” in the Telecom Form 20-F incorporated herein by reference under (c) of this Item 5. Such financial statements and notes thereto have been prepared in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP. See Note 16 to the Financial Statements.

General

Nortel’s sole substantial activity is owning a controlling interest in Telecom’s ordinary shares and its sole substantial source of cash income is cash dividends paid on such shares. The unconsolidated financial data as of December 31, 2003 included herein accounts for Nortel’s approximately 55% equity interest in Telecom by the equity method. The Financial Statements included elsewhere in this Form 20-F consolidate Telecom’s operations with Nortel’s. Nortel’s principal use of cash is to make interest and redemption payments on its debt, dividend and redemption payments on its preferred stock and dividend payments on its ordinary shares. Prior to 2002, Nortel has historically met all such payment obligations in any calendar year out of the dividends received from Telecom in respect of the previous calendar year. Nortel is required to allocate earnings first, to make dividend and redemption (amortization) payments on the Series A Preferred Shares, payable before the end of May (February prior to the change of fiscal year end to December 31 from September 30). A percentage equal to 48.96%, calculated in accordance with a formula set forth in the terms of the Series B Preferred Shares, of cash remaining after Nortel has paid or reserved for its operating expenses is required to be distributed to the holders of Series B Preferred Shares. The remaining cash equal to 51.04% is distributed to holders of ordinary shares. Nortel is required to distribute all of its cash every year, according to the terms and conditions of the Series A and B Series Preferred Shares. Nortel may only make dividend payments to holders of Series A and Series B Preferred Shares and holders of ordinary shares and redemption payments on the Series A Preferred Shares if it has sufficient retained earnings legally available for distribution, in accordance with Argentine law, which provides that dividends may be paid out of liquid and realized profits based on a financial statement prepared under Argentine GAAP.

Due to Telecom’s financial condition, Telecom did not pay dividends for the fiscal years ended December 31, 2003, 2002 and 2001. Consequently, Nortel was unable to pay dividends or make the required amortization payments on the Series A shares for the years ended December 31, 2003, 2002 and 2001. See Item 10: “Additional Information—Nortel’s Capital Stock.”

Equity Income from Subsidiaries

For year 2003, Nortel’s equity gain (loss) from related companies increased to P$192 million from P$(2,402) million for the same period in 2002. For year 2002, Nortel’s equity income from subsidiaries decreased to P$(2,402) million from P$55 million for year 2001.

All variations in Nortel’s equity income from subsidiaries for any period correspond directly with the variations in Telecom’s net income for the same period. For a complete discussion of Telecom’s results of operations, see Item 5: “Operating and Financial Review and Prospects” in the Telecom Form 20-F incorporated herein by reference under (c) of this Item 5.

Administrative Expenses

Administrative expenses in each of years 2003, 2002 and 2001 were approximately P$3 million, P$4 million and P$2 million, respectively, consisting primarily of salaries, social security expenses and fees for services.

Financial Results, net

In year 2000, Nortel had P$55 million of investment earnings from its MEDS transaction. In years 2003 and 2002, Nortel did not have any such earnings as the MEDS had been terminated.

At Telecom’s annual shareholders’ meetings for the years ended December 31, 2001, 2002 and 2003 held on April 24, 2002, April 30, 2003 and April 29, 2004, respectively, the shareholders decided that because of Telecom’s financial condition and results of operations, Telecom did not pay dividends for the years ended December 31, 2001, 2002 and 2003, respectively. The decisions not to pay dividends adversely affected Nortel, its largest shareholder and as a result on April 25, 2002, April 30, 2003 and April 29, 2004, at Nortel’s shareholders’ meetings for the years ended December 31, 2001, 2002 and 2003, respectively, Nortel’s shareholders announced that no dividends would be paid and that there would be no amortization of Series A Preferred Shares for such years. At December 31, 2003, approximately P$3.6 million of interest had accrued in respect of the Series A Preferred Shares. See Item 10: “Additional Information—Nortel’s Capital Stock.”

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

Net Income

For year 2003, net income was P$197 million, representing an increase of P$2,600 million over year 2002. The increase reflects improved macroeconomic conditions in Argentina and a stabilization in the value of the peso.

For year 2002, net income was negative with a loss of P$2,403 million, representing a decrease of P$2,456 million over year 2001. This decrease reflects the macroeconomic environment in Argentina, including the devaluation and subsequent volatility in the peso and the effects of the inflation adjustment. Also, the inability of Telecom to increase regulated tariffs after the “pesification” of such tariffs at the rate of US$1.00=P$1.00 enforced by the Argentine government, the decrease in traffic in the basic telephony business (mainly in the domestic and international long distance services) and the declines in both traffic and average revenue per user in the cellular business had an impact on net income.

Liquidity and Capital Resources

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom on the Class A and Class B Shares owned by Nortel and Nortel has used such cash dividends to satisfy Nortel’s payment obligations for the next calendar year. No dividends were declared or paid by Telecom and consequently Nortel during year 2001, 2002 and 2003. In addition to not being able to make dividend payments, Nortel was also unable to pay the required amortization on its Series A Preferred Shares. Accordingly, the amount of the amortization and dividends on the Series A Preferred Shares will continue to accrue until Nortel has the cash required to make the payment. As of December 31, 2003, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was P$323 million including the effects of CER. As more fully described in “Presentation of Financial Information” CER is a reference stabilization rate designed to reflect the evolution of the Argentine consumer price index. We also owed P$3.6 of interest (which accrues at LIBOR) on the amount of accrued but unpaid dividends and amortization. See Note 9 of our consolidated financial statements included in Item 18 of this annual report.

At December 31, 2003 and 2002, Nortel had approximately P$14 million and P$20 million, respectively, of cash and cash equivalents.

Should Telecom pay future dividends, Nortel expects to be able to service its obligations in respect of its debt and preferred shares out of such dividends received by it on its holdings of Telecom’s Class A and Class B shares. However, at present, Nortel is unable to predict whether Telecom will make future dividend payments. As previously discussed, Telecom is currently working with its financial advisors and creditors to restructure its financial indebtedness. Although the outcome of Telecom’s restructuring process is still uncertain, if Telecom’s APE proposal is implemented in its proposed form, the debt service requirements under the terms of the new notes (including semi-annual scheduled payments of principal and interest and mandatory prepayments based on Telecom’s “excess cash” as defined in the notes) will significantly reduce the amount of cash that Telecom will have available for payment of dividends. In addition. Telecom’s ability to pay dividends is subject to restriction under the Argentine Companies Law and other applicable regulations. Accordingly, there can be no assurance that Telecom will be able to pay dividends in future periods, even if its debt restructuring process is completed as proposed.

(c) Telecom’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information contained under Item 5: “Operating and Financial Review and Prospects” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated herein by reference in partial answer to this Item 5. See Exhibit 12.3.

ITEM 6.	Directors, Senior Management and Employees

The Board of Directors

Nortel’s Board of Directors is responsible for the management of Nortel’s business. The Company’s bylaws provide that Nortel’s Board of Directors will consist of no less than 4 but no more than 8 members and an equal number of alternate directors, for the same term to filling any vacancies. Therefore, as of this date Nortel has six directors, and six alternate directors. Two directors and two alternate directors are independent and therefore are neither employed by, nor affiliated with, Telecom, the Telecom Italia Group or W de Argentina—Inversiones, S.L.. See Item 7: “Major Shareholders and Related Party Transactions.” The directors are so elected at a shareholders’ meeting and hold office for a renewable term of one year or until replaced at a shareholders’ meeting. See Item 7: “Major Shareholders and Related Party Transactions—Shareholders’ Agreements” in the Telecom Form 20-F included as an exhibit hereto. As a result of Nortel’s failure to pay the required amortization on the Series A preferred shares and Nortel’s failure to comply with the financial ratio covenant contained in the Series A and Series B Preferred Shares, the Series A and Series B shareholders are entitled to elect one director and one alternate director. See Item 10: “Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares—Nortel’s Capital Stock.”

The directors and alternate directors of the Company as of the date of this annual report (and as a ratified by the annual shareholders meeting held on April 29, 2004) are as follows:

Name	Position	Class of Shares Represented	Date of Designation
Alberto Messano	Chairman of the Board of Directors	Ordinary	April 29, 2004
Ricardo Alberto Ferreiro	Vice Chairman of the Board of Directors	Ordinary	April 29, 2004
Oscar Cristianci	Director	Ordinary	April 29, 2004
Eduardo Federico Bauer	Director	Ordinary	April 29, 2004
Guillermo Michelson Irusta	Director	Ordinary	April 29, 2004
Carlos Marcelo Villegas	Director	Prefer. A&B	April 29, 2004
Bruno Iapadre	Alternate Director	Ordinary	April 29, 2004
Franco Alfredo Livini	Alternate Director	Ordinary	April 29, 2004
Martin Gabriel Pou Quierolo	Alternate Director	Ordinary	April 29, 2004
Horacio Walter Bauer	Alternate Director	Ordinary	April 29, 2004
Alejandro Borda	Alternate Director	Ordinary	April 29, 2004
Domingo Jorge Messuti	Alternate Director	Prefer. A&B	April 29, 2004

Alberto Messano is an economist. He is President of Personal and of Publicom. He is also Director of Telecom Argentina and of Sofora Telecomunicaciones S.A. He was born on September 30, 1950.

Ricardo Alberto Ferreiro is a lawyer. He is Director of Seguridad Gestión y Administración Portuaria (SEGAP) S.A. He was born on November 26, 1953.

Oscar Carlos Cristianci is an accountant. He is President of Sofora Telecomunicaciones S.A. and Director of Telecom, Telecom Personal S.A. and Publicom S.A. He was born on September 27, 1942.

Eduardo Federico Bauer is a lawyer. He is Alternate Director of Caja de Seguros S.A., La Caja Aseguradora de Riesgos del Trabajo ART S.A., Instituto de Seguro de Misiones S.A., Ritenere S.A., Seguridad Gestión y Administración Portuaria (SEGAP) S.A. and of Sofora Telecomunicaciones S.A. He was born on January 14, 1950.

Guillermo Michelson Irusta is a lawyer. He is a partner in the law firm of Estudio Michelson Sociedad Civil. He was born on January 22, 1947.

Carlos Marcelo Villegas is a lawyer. He is partner of Nicholson & Cano Abogados and Vice-president of Center for Financial Stability (CEF). He was born on February 5, 1964.

Bruno Iapadre is a lawyer. He is vice-president of International Legal Affairs of Telecom Italia. He was born on June 4, 1956.

Franco Alfredo Livini is an engineer. He is president of Pirelli Argentina. He is director of Pirelli Cables, Pirelli Neumáticos, Sofora Telecomunicaciones S.A., Telecom Personal and Publicom. He is also an alternate director of Telecom. He was born on December 10, 1928.

Martin Gabriel Pou Queirolo is a lawyer. He is a partner in the law firm of Estudio Pou Queirolo & Asoc. He was born on September 28, 1963.

Horacio Walter Bauer is a lawyer. He is director of Caja de Ahorro y Seguro S.A., Instituto de Seguro dc Misiones S.A. and of Seguridad Gestión y Administración Portuaria (SEGAP) S.A.. He is also alternate director of La Caja de Seguros de Retiro S.A., of Ritenere S.A. and of Sofora Telecomunicaciones S.A. He was born on July 11, 1937.

Alejandro Borda is a lawyer. He is partner of estudio Juridico Borda. He was born on October 10, 1958.

Domingo Jorge Messuti is an economist. He is partner of Messuti & Asociados. He was born on May 17, 1938.

Supervisory Committee.

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

Name	Position and Date of Designation	Profession	Principal Occupation
María Rosa Villegas Arévalo	Member of the Supervisory Committee—April 29, 2004	lawyer	Member of Allende & Brea
Gerardo Prieto	Member of the Supervisory Committee—April 29, 2004	accountant	—
Enrrique Garrido	Member of the Supervisory Committee—April 29, 2004	lawyer	Member of Allende & Brea
Rafael la Porta Drago	Alternate Member of the Supervisory Committee—April 29, 2004	lawyer	Member of Allende & Brea

Germán A. Ferrarazo	Alternate Member of the Supervisory Committee—April 29, 2004	lawyer	Member of Allende & Brea

Guillermo Feldberg	Alternate Member of the Supervisory Committee—April 29, 2004	accountant	—

María Rosa Villegas Arévalo has been a member or alternate member of the Company’s Supervisory Committee since May 4, 1993. She is also Alternate Director of: Solvay Indupa S.A.I.C., Inergy Automotive Argentina S.A.,; Active Member of the Supervisory Committee of: Publicom S.A., Litoral Gas S.A., Tibsa Inversora S.A., Bankers Trust Argentina S.A. Sociedad de Bolsa, Telecom Argentine S.A., Micro sistemas S.A., Telecom Personal S.A., Sofora Telecomunicaciones S.A., Lottomatica Argentina S.A., Latin American Nautilus Argentine S.A.; Alternate Member of the Supervisory Committee of: Alchemy Asset Management S.A. and NYLI Holdings (Argentina) S.R.L. She was born on February 18, 1953.

Gerardo Prieto has been a member of our Supervisory Committee since 2004. He is also president of Campofin S.A, and of Polifin S-A., a Director of Caja de Seguros S.A., an alternate director of Caja de Ahorro y Seguro S.A., and a member of the Supervisory Committee of Sofora Telecomunicaciones and Telecom Argentina S.A. He was born on March 3, 1951.

Enrique Garrido has been a member or alternate member of the Company’s Supervisory Committee since December 16, 1999. He is also President of Eurofides S.A., Vice President of Juncal Compamía de Seguros S.A., Juncal Companía de Seguros de Vida S,A., Juncal Compamía de Seguros de Autos Patrimoniales S.A., Banca Nazionale del Lavoro S.A., La Estrella S.A. Companía de Seguros de Retiro, BNL Inversiones Argentina S.A., Fidia S.A. He is a director of Lottomatica Argentina S.A.and Todofutbol S.A., and a Member of the Supervisory Committee of Telecom Argentina SA, Publicom SA., Telecom Personal S.A., Micro Sistemas S.A., Sofora Telecomunicaciones S.A., and Aeropuertos Argentina 2000 S.A. He was born on June 7, 1937.

Rafael la Porta Drago has been an alternate member of our Supervisory Committee since 2004. He is also director of Chos Malal Video Cable S.A. and member of the Supervisory Committee of Colón Cable Color S.A., San Carlos, Visión S.A., Revico S.A., Televisión Capitán Sarmiento S.A., Suárez Video S.A., Telecable Péres S.A., Televisión Privada S.A., Sistema regional de Televisión S.A. and Video Cable Repetidora, and an alternate member of the Supervisory Committee of Sofora Telecomunicaciones and Telecom Argentina, S.A. He was born on August 1, 1938.

Germán A. Ferrarazo has been an alternate member of our Supervisory Committee since 2004. He is a lawyer. He is director of BNL Sociedad Gerente de Fondos de Inversión S.A., Bankers Trust Argentina S.A., Sociedad de Bolsa, Litoral Gas S.A., Tibsa Inversora S.A., Teledigital Cable S.A., Cable Visión del Comahue S.A., Chos Malal vides Cable S.A., Suarez Video S.A., Las Heras Televisión S.A., RCC S.A., TV Interactiva S.A., Sistema Regional de Televisión S.A., Revico S.A., Video Cable Repetidora S.A., Pampa TV S.A., TV Imagen S.A., Mercedes Cable Visión S.A., KTV S.A., Cable Visión Las Perdices S.A., Libres Cable Color S.A. and Information Technology Acquisition Corp. S.A., and alternate director of Juncal Compañía de Seguros S.A., Juncal Compañía de Seguros de Autos y Patrimoniales S.A., Juncal Compañía de Seguros de Vida S.A., La Durre S.A., Jacobel S.A., Reynolds Latas de Aluminio Argentina S.A., and alternate member of the Supervisory Committee of Alchemy Sociedad de Bolsa S.A., Alchemy Asset Management S.A., Nortel Inversora S.A., Sofora Telecommunicaciones S.A., Telecom Personal S.A., Micro Sistemas S.A., Publicom S.A. and Telecom Argentina, S.A. He was born on September 11, 1952.

Guillermo Feldberg has been an alternate member of our Supervisory Committee since 2004. He is also president of Pinfarko S.A., Caroline Establecimientos Agropecuarios S.A. and Agropecuaria La Victoria S.A. He is also vice-president of Doble “G” del Litoral S.A. and alternate director of Campofin S.A., Polifin S.A., Sofora Telecomunicaciones and Telecom Argentina, S.A. He was born on February 20, 1951.

Officer

José Gustavo Pozzi is the sole officer of Nortel, and has been the General Manager of Nortel since December 2003. Formely, Mr. Pozzi held various positions in the Pirelli Group in Argentina, including chief financial officer.

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

The General Manager of Nortel does not have any policy-making authority. The General Manager acts at the direction of the directors in carrying out the policies and business decisions of the directors. At the annual shareholders’ meeting held on April 29, 2004, the shareholders of Nortel agreed to the purchase of a civil liability insurance policy which shall cover Directors, Members of the Supervisory Committee and any other officer or manager of the Company, against any judicial or non-judicial claim, derived from or related to their duties at Nortel.

Compensation

The aggregate remuneration paid or accrued by Nortel during the twelve months ended December 31, 2003 to the members and alternate members of the Board of Directors, the members of the Supervisory Committee, and the officer of Nortel, as a group, was approximately P$0.38 million.

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

Pursuant to Resolution 400/02 of the CNV, published in the Official Gazette on April 5, 2002, the provisions of the Transparency Decree relating to the Audit Committees shall be applicable for the financial years beginning on or after January 1, 2004. The Audit Committee was required to be appointed on May 28, 2004 at the latest. However, prior to May 28, 2003, the companies subject to these provisions of the Transparency Decree were required to take certain steps towards the appointment of such committee. In this regard, the Company has undertaken the following steps, which were approved by the Board of Directors in April 2003: (a) defined the organization of the Audit

Committee and the minimum eligibility requirements for its members; (b) planned the main tasks of the Audit Committee, (c) identified the operating resources for the Audit Committee; and (d) established a basic training program for the members of the Audit Committee.

The Audit Committee was elected by the Board of Directors of the Company on May 10, 2004, and is composed of three members as from that date and until the next Annual Ordinary Shareholders meetings. The members appointed were: Guillermo Michelson Irusta (independent director); Carlos Marcelo Villegas (independent director) and Oscar Cristianci; all of which have the experience repaired by Section 13; Chapter II of the CNV rules.

There is no family relationship between any Director, Alternate Director, member of the Supervisory Committee or executive officer and any other Director, Alternate Director, member of the Supervisory Committee or executive officer.

On February 5, 2003, Nortel and Mr. Amadeo R. Vázquez, the Chairman of the Board of Directors, entered into an agreement under which Nortel agreed to appoint Mr. Vázquez as director of Telecom for three years. Mr. Vázquez agreed to perform his duties as director of Telecom in compliance with Argentine law. On March 10, 2003 the agreement was amended to take into consideration Mr. Vázquez’s proactive involvement in our current affairs.

As a result of the developments relating to economic uncertainty in Argentina, the devaluation and volatility of the Argentine peso, the pesification of rates and default on principal and interest on our financial debt obligations, our Board of Directors proposed to our shareholders at the April 30, 2003 General Shareholders Meeting that two accounting firms (Price Waterhouse & Co., a member firm of PricewaterhouseCoopers, and Pistrelli Henry Martin y Asociados S.R.L., a member firm of Ernst & Young Global) be designated as our independent auditors in connection with the audit of our financial statements for the year ended and as of December 31, 2003. As a result of the marginal improvements in the Argentine economy and further developments in our restructuring plan, our Board of Directors proposed to our shareholders at the April 29, 2004 General Shareholders Meeting that Price Waterhouse & Co. be designated as our independent auditors to audit our financial statements as of and for the year ended December 31, 2004. Our shareholders approved this resolution and, as a result, Price Waterhouse & Co. has been designated as the independent auditors to audit our financial statements for the year ended December 31, 2004.

Employees

As of December 31, 2003, Nortel has 3 employees. For information regarding Telecom’s employees, see Item 6: “Directors, Senior Management, and Employees—Employers and Labor Relations” in the Telecom Form 20-F included as an exhibit hereto.

Share Ownership

María Rosa Villegas Arévalo holds 115 Class B shares of Telecom. Enrique Garrido holds 231 Class B shares of Telecom. No other members of the Supervisory Committee of Nortel hold obligations or capital stock of Telecom or Nortel.

ITEM 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The ownership of Nortel’s common stock as of June 23, 2004 was as follows:

Shareholder	Percentage
Sofora Telecomunicaciones S.A.	100%

Sofora is an Argentine holding company. As of the date of this report, the Telecom Italia Group holds 50%, W de Argentina—Inversiones, S.L. holds 48% and the France Telecom Group holds 2% of Sofora’s capital stock. W de Argentina—Inversiones, S.L. owns a call option on the 2% of Sofora’s shares owned by France Telecom Group, exercisable from January 31, 2008 to December 31, 2013. Telecom Italia Group purchased from W de Argentina—Inversiones, S.L. two call options for US$60 million, one for the purchase of 48% of Sofora’s share capital, which can be exercised within 30 business days after December 31, 2008, and an additional call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013. Sofora owns 100% of the common stock, and 67.78% of the capital stock of Nortel.

The shares of common stock owned by Sofora constitute all of the total common capital stock of Nortel. In the event of certain payment defaults or breaches of covenants, holders of Nortel’s preferred stock collectively have the right to elect one director of Nortel and obtain voting rights.

Pursuant to the List of Conditions as amended by Resolutions S.C. No 111/03 and No 29/4: (i) any reduction of ownership of Nortel in the capital stock of Telecom to less than 51% without prior approval of the Regulatory Bodies; or (ii) any reduction of ownership of currently common shareholders in the capital stock with voting power of Nortel to less than 51% without prior approval of the Regulatory Bodies, may result in the revocation of Telecom’s telecommunications license.

Further, pursuant to the List of Conditions as amended, each of Telecom Italia Group and W de Argentina—Inversiones, S.L. shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority. The List of Conditions does not specifically provide a penalty if this restriction is violated.

Pursuant to a resolution adopted at Nortel’s Extraordinary Shareholders’ Meeting held on December 16, 1999, Nortel’s ordinary capital structure was modified to eliminate its Class C and D ordinary shares. As of the date of the filing of this annual report, Nortel has a single class of ordinary shares.

The following table sets forth, as of June, 2004 (except as described below), and based upon information available to the Company, each owner of 5% of any class of the Company’s equity securities and the total amount of each class of the Company’s equity securities owned by the Company’s directors and officers, as a group.

	Number of Shares Owned	Percent of Class
Series A Preferred Shares (1):
Citivic, London (2)	52,989	4.99%
Banco Rio, Buenos Aires (2)	616,350	58.01%
Banca Nazionale del Lavoro (2)	220,171	20.72%
Credit Lyonnais (2)	111,355	10.48%

Series B Preferred Shares (1):
Banco Rio, Buenos Aires (3)	1,469,060	99.91%

Ordinary Shares:
Sofora Telecomunicaciones S.A	5,330,400	100%

(1)	The Series A and Series B Preferred Shares have limited voting rights. See Item 10: “Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares—Nortel’s Capital Stock—Voting Rights” for a description of the voting rights of the Series A Preferred Shares and Series B Preferred Shares. The Series A Preferred shares, in general, have voting rights which are similar to those of the Series B Preferred Shares.

(2)	Share ownership information is based on the best information available to the Company. However, actual holdings may be different.

(3)	Share ownership information is based on the best information available to the Company as of May 31, 2004 and was provided by the Caja de Valores in Argentina. However, actual holdings may be different.

As of May 31, 2004, there were approximately 29,381,200 Series B ADSs (representing 1,469,060 Series B Preferred shares, or 99.91% of all Series B Preferred shares outstanding) held in the United States. Since certain of these Series B ADSs are held by nominees, the number of beneficial owners may be greater or less than such estimate. As of May 31, 2004 there were three record holders of the Series B Preferred Shares in Argentina.

The information contained under Item 7: “Major Shareholders and Related Party Transactions” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated herein by reference in partial answer to this Item 7. See Exhibit 12.3.

W de Argentina—Inversiones S.L

W de Argentina—Inversiones S.L., a company of the Werthein Group, is a company owned by Leo Werthein, Adrián Werthein, Daniel Werthein and Gerardo Werthein. The Werthein Group’s main lines of business include farming operations, insurance activities and real estate activities.

•	Farming Operations. The Werthein Group’s farming businesses are conducted through Gregorio, Numo y Noel Werthein S.A., or GNNW, which produces 40,000 tons of grains and 5,000 tons of bovine meat annually, employing an area of more than 100,000 hectares. GNNW also processes 40,000 tons of fruits through industrial production. The majority of this farming production is allocated to exports.

•	Insurance Activities. The Werthein Group controls Los W S.A., which has an interest in Caja de Ahorro y Seguro S.A., or CAYSSA, a leading insurance company in Argentina. CAYSSA controls, directly or indirectly, several subsidiaries that offer general, personal, life, accident, work risk insurance products and retirement insurance and life insurance products that complement retirement insurance. CAYSSA also has shareholdings in companies that provide marketing services and travelers assistance services.

•	Real Estate Activities. The Werthein Group conducts real estate, construction, consulting, public works and other real-estate related activities through its interests in other companies.

Sofora

As a result of the France Telecom Group’s and the Telecom Italia Group’s transfer of shares of Nortel to Sofora, and the sale of 96% of the France Telecom Group’s share ownership of Sofora to W de Argentina—Inversiones S.L. on December 19, 2003, the ownership of Sofora’s common stock as of the date of this solicitation statement is as follows:

Shareholders	Percentage
Telecom Italia Group(1)	50.00
W de Argentina—Inversiones S.L. (2)	48.00
France Telecom Group(3)	2.00
Total	100.00

(1)	Includes 17.50% of Sofora’s common stock owned through Telecom-Italia International N.V and 32.5% of Sofora’s common stock owned through Telecom Italia S.p.A. The Telecom Italia Group has an option to acquire the entire interest of W de Argentina—Inversiones S.L. in Sofora (exercisable from December 31, 2008 through December 31, 2013) for US$60 million.

(2)	W de Argentina—Inversiones S.L. has an option (exercisable from January 31, 2008 through December 31, 2013) to acquire the France Telecom Group’s remaining Sofora shares, which represent a 2% interest in Sofora.

(3)	Includes 1.3% of Sofora’s common stock owned by FCR and 0.7% of Sofora’s common stock owned by Atlas Services Belgium S.A.

Sofora owns 100% of the common stock and 67.78% of the total capital stock of Nortel.

Shareholders’ Agreements

In December 2003, the holders of class “A” common shares and of class “B” common shares of Nortel transferred 100% of their share participation in Nortel to Sofora Telecomunicaciones S.A. (hereinafter “Sofora”). Subsequently, France Cábles et Radio S.A. and Atlas Services Belgium S.A. transferred 48% of their share participation in Sofora, the current controlling shareholder of Nortel, to W de Argentina—Inversiones S.L. (hereinafter, “W de Argentina”).

In such connection a shareholders’ agreement was executed between W de Argentina—Inversiones S.L and the Telecom Italia Group in order to regulate their relationships with respect to Nortel and Telecom.

With regards to Sofora, W de Argentina will have the right to appoint three out of the six members of the board of directors, leaving the Telecom Italia Group to appoint the remaining three members of the board. Decisions will be made by a vote of a majority of the board members present at each meeting of Sofora’s board of directors.

With regards to Nortel, both W de Argentina and the Telecom Italia Group will have the right to appoint two directors each. In addition, W de Argentina and the Telecom Italia Group will jointly appoint a fifth director, who will be required to be independent, in accordance with applicable regulations. The sixth and last member of the board of directors will be appointed by the holders of preferred shares Classes “A” and “B”. Nortel’s board of directors make decisions by majority vote issued by the members present at each meeting of Nortel’s board of directors.

Regarding Telecom, Nortel will have the right to appoint five members of the board of directors, and Telecom’s minority shareholders will have the right to appoint one member of the board of directors. Of the five board members to be appointed by Nortel, three of them will be appointed by the Telecom Italia Group and the remaining two will be appointed by W de Argentina. One of these five directors will be required to be independent, in accordance with applicable regulations of CNV. Telecom’s board of directors will make its decisions by majority votes issued by the members present at each meeting of Telecom’s board of directors.

In addition, the shareholders agreement contemplates that representatives from the Telecom Italia Group and W de Argentina shall meet prior to those shareholders’ or board of directors’ meetings at which the matters to be discussed would be (i) subject to Shareholders’ Meetings approval or (ii) related to the holders of Nortel’s preferred shares. The purpose of these previous meetings will be to define the manner in which the respective representatives of the Telecom Italia Group and W de Argentina will vote in the respective meetings. Two representatives of the Telecom Italia Group and one representative of W de Argentina will attend these previous meetings, at which decisions will be made by majority vote cast by the respective representatives, except for certain relevant and essential matters to which W de Argentina will have the right to veto. These matters include:

(i)	the approval of any amendments to the by-laws,

(ii)	dividend policy,

(iii)	any capital increase or decrease, except for any capital increase or decrease connected to any possible debt restructuring,

(iv)	relocation of the Company’s headquarters,

(v)	any acquisition of subsidiaries and/or creation of subsidiaries,

(vi)	the sale, transfer, assignment or any other disposition of all or substantially all of the assets or any of its subsidiaries,

(vii)	decisions relating to the establishment of joint ventures,

(viii)	constitution of any liens, charges, encumbrance, pledge or mortgage over, exceeding in the aggregate the amount of US$20,000,000 (twenty million),

(ix)	any change of external auditors, to be chosen among auditors of international reputation,

(x)	any related party transaction which is not an arms’ length basis, exceeding the amount of US$5,000,000 (five million), with the exception of (i) any correspondent relationship, traffic agreements and/or roaming agreements with any national and/or international telecommunications operator or carrier, including the establishment, expansion or amendment of such correspondent relationship with any new telecommunications carriers; and (ii) any transaction connected with the debt restructuring,

(xi)	any extraordinary operation involving Telecom, exceeding the amount of US$30,000,000 (thirty million), except for of any transaction in connection with the restructuring of Telecom’s debt and

(xii)	the approval of the financial statements.

Finally, with respect to Telecom’s financial budget, the shareholders agreement provides for the formation of an advisory committee to be composed of two representatives of the Telecom Italia Group and two representatives of W de Argentina.

Related Party Transactions

(a) The ordinary shareholders of Nortel or Sofora or their affiliates have been involved in a number of transactions with Telecom since the Transfer Date. Section 73 of the Transparency Decree provides that before a publicly listed company may enter into an act or contract involving a “relevant amount” with a related party or parties, the publicly traded company must obtain approval from the Board of Directors and obtain a valuation report from the audit committee or two independent valuation firms that demonstrates that the terms of the transaction are consistent with those that could be obtained on an arm’s length basis. If the audit committee or two independent valuation firms do not find that the items of the contract are consistent with those that could be obtained on an arm’s length basis, approval must be obtained from the shareholders. For the purpose of section 73 of the Transparency Decree as amended by Decree No. 1020/03, “relevant amount” means an amount which exceeds 1% of the issuers’ net worth as contained in the latest approved financial statements, provided such amount exceeds $300,000.

Transactions with common shareholders of Nortel, Telecom Italia, FCR or their affiliates totaled approximately P$39 million during the year ended December 31, 2003. Of this amount, P$6 million related to services provided to Telecom under its the Management Agreement, P$33 million related to equipment purchases and related services procured by Telecom in the ordinary course of its business of providing telecommunications services. See Note 7 to Telecom’s consolidated financial statements as of and for the year ended December 31, 2003.

During the year ended December 31, 2003, Telecom Italia and FCR received P$6 million under the Management Agreement. This amount related to:

•	P$2 million relating to specific services provided by the Operators at Telecom’s request; and

•	P$4 million of compensation for services of highly qualified personnel that the Operators provided to Telecom at Telecom’s request. These amounts were charged based on hours of service at the international market rate for similar services.

In the ordinary course of its business Telecom may procure goods and services from the common shareholders of Nortel, Telecom Italia, W de Argentina—Inversiones S.L or their affiliates. During the year ended December 31, 2003 telecommunications services provided by these related parties aggregated P$24 million, and Telecom purchased equipment and materials from these related parties totaling P$9 million. Additionally, Telecom received services from Latin American Nautilus, Nahuelsat, Intelsat Ltd. and Multibrand (companies in which Telecom holds or has held indirect and insignificant minority shares) for approximately P$13 million. Telecom had accounts payable to Telecom’s parent and affiliates of P$2 million as of December 31, 2003.

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

On May 19, 2003, France Telecom filed with the Argentine government a letter by which it commenced the mandatory amicable negotiation period of six months which is a prerequisite for filing a formal claim against the Argentine government under the Treaty. France Telecom intends to seek compensation from the Argentine government for harm caused by the pesification and the freezing of tariffs on the basis that these actions constitute an expropriation of property under the Treaty. France Telecom may, at its option, initiate its claims before certain international arbitration tribunals or Argentine courts.

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

Telecom has not paid any dividends since 2000. At the Telecom annual shareholders’ meeting held on April 24, 2002, the shareholders decided that because of the political and economic situation in Argentina and our financial condition, Telecom did not pay dividends for the year ended December 31, 2001. In addition, as a result of our net losses for the years ended December 31, 2002 and 2003, under the Argentine Companies Law, Telecom was prohibited from paying dividends and therefore no dividends were paid for the year ended December 31, 2002 or 2003. Consequently, Nortel had not declared any dividends since 2000.

The table below sets forth the annual cash dividends paid by Nortel with respect to each period presented on each Series B Preferred Share and the equivalent of such dividends expressed in terms of dividends per Series B ADS, based on a ratio of 20 Series B ADSs per Series B Preferred Share.

		Cash Dividends per Class B Share (1)			Cash Dividends per ADS(2)
		Adjusted for Inflation	Nominal		Adjusted for Inflation	Nominal
Period	Payment Dates	P$(3)	P$(4)	US$(5)	P$(3)	P$(4)	US$(5)
Year Ended December 31, 2003	—	—	—	—	—	—	—
Year Ended December 31, 2002	—	—	—	—	—	—	—
Year Ended December 31, 2001	—	—	—	—	—	—	—
Three Months Ended December 31, 2000	May 2001	0.61	0.28	0.28	0.03	0.01	0.01
Year Ended September 30, 2000	January 2001	17.00	7.74	7.74	0.86	0.39	0.39
Year Ended September 30, 1999	December 1999	9.4	4.26	4.26	0.46	0.21	0.21
Year Ended September 30, 1998	December 1998	21.5	9.77	9.77	1.08	0.49	0.49

(1)	Assumes a total of 1,470,455 shares were outstanding in each period.

(2)	Assumes a total of 29,409,100 Series B ADS were outstanding in each period.

(3)	Represents dividends paid as restated for inflation as of February 28, 2003. See “Presentation of Financial Information.”

(4)	Amounts reflect nominal amounts at date of payment.

(5)	Represents nominal amounts at date of payment translated to dollars at the closing rate quoted by Banco Nación on the day of payment. See Item 3: “Key Information—Exchange Rates.”

ITEM 9.	The Offer and Listing

The capital stock of the Company is divided into three classes: Series A Preferred Shares, nominal value P$10.00 each, Series B Preferred Shares, nominal value P$10.00 each, and Ordinary Shares, nominal value P$10.00 each.

As of June 24, 2004, the number of shares outstanding was as follows:

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

	Per Series B ADS
	High	Low
	(dollars)
Annual
1999	19.88	13.31
2000	24.50	7.88
2001	14.20	3.40
2002	3.99	0.48
2003	6.93	1.25
Quarterly
2002
First Quarter	3.99	1.60
Second Quarter	1.67	0.88
Third Quarter	0.99	0.49
Fourth Quarter	1.38	0.48
2003
First Quarter	2.30	1.25
Second Quarter	3.40	1.85
Third Quarter	3.42	2.22
Fourth Quarter	6.93	3.20
2004
First Quarter	7.10	4.60
Monthly
2003
December	5.85	5.20
2004
January	7.10	5.36
February	5.54	4.60
March	5.44	4.85
April	5.20	4.95
May	5.07	4.50
June (through June 24) May	5.35	4.80

On June 24, 2004, the reported last sale price of the Series B ADSs on the New York Stock Exchange was US$5.34.

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

BYLAWS AND TERMS AND CONDITIONS OF ISSUANCE OF

SERIES A AND B PREFERRED SHARES

Register

The Company’s bylaws were originally registered in the Inspección General de Justicia (General Board of Corporations) on October 31, 1990 under number 8025, book 108, volume “A” of Corporations. The Company amended its bylaws on February 18, 2004 with such amendment registered with the Public Registry of Commerce-Inspección General de Justicia on April 28, 2004 under Nv. 5.169 of Book 24, of Corporations.

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

Nortel’s Capital Stock

The following is a summary of the rights of the holders of our shares. These rights are set out in our estatutos sociales (bylaws), the terms and conditions of issuance of the Series A and B Preferred Shares are provided for by applicable Argentine law, and may differ from those typically provided to shareholders of U.S. companies under the corporations laws of some states of the United States. In addition, as required by Argentine GAAP, the financial ratios and other calculations required under the terms of our preferred shares are calculated under Argentine GAAP, which differs in certain respects from US GAAP. Under Argentine GAAP, the Company’s unconsolidated financial statements are used for purposes of such calculations.

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

The Series A Preferred Shares have limited voting rights that in general are similar to the Series B Preferred Shares. The voting rights of the Series A Preferred Shares are triggered if Nortel fails to make the scheduled annual amortization payments on the Series A Preferred Shares. As a result of Nortel’s failure to make the required amortization payments on the Series A Preferred Shares for the years ended December 31, 2003, 2002 and 2001 the Series A Preferred shareholders were entitled to elect one director in 2004 and one director in 2003, respectively.

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

At the annual shareholders’ meetings for the fiscal years ended December 31, 2003, 2002 and 2001, held on April 29, 2004, April 30, 2003 and April 24, 2002 respectively, Telecom’s shareholders’ announced that due to Telecom’s financial condition and results of operations, no dividend payments would be made for the 2003, 2002 or 2001 fiscal years, respectively. Consequently, at Nortel’s annual shareholders’ meeting for the fiscal years ended December 31, 2003, 2002 and 2001 held on April 29, 2004, April 30, 2003 and April 25, 2002 respectively, Nortel’s shareholders’ announced that no dividends would be paid for the fiscal years ended December 31, 2003, 2002 or 2001 respectively.

Amounts payable to the holders of Series A Preferred Shares are determined pursuant to the terms of issuance of the Series A Preferred Shares. According to the terms of issuance, the Series A Preferred Shares are required to pay a base dividend on the nominal amount outstanding (P$317 million plus CER as of June 2004) prior to the end of May of each year. In addition, for each fiscal year for which net and realized profits are legally available for distribution after providing for payment of the base dividend, holders of Series A Preferred Shares will receive an additional dividend calculated based on a percentage of Telecom’s DROE, if the “DROE” is higher than 10%. DROE is defined pursuant to Argentine GAAP as (i) Telecom’s net distributable income of the fiscal year prior to the declaration of the dividend, divided by (ii) Telecom’s net worth for that fiscal year minus its earnings for that fiscal year. Net worth is defined as the reported value of all capital stock plus (less) accumulated earnings (losses), plus adjustments for inflation and legal reserves, excluding any surplus resulting from future technical revaluations of assets and goodwill. If the DROE is greater than 10% but less than 30%, this percentage is calculated by the following formula: (DROE—10%) x 25%. If the DROE is 30% or higher, however, this percentage is calculated by the following formula: [(DROE—30%) x 10%] + 5%.

The Series A Preferred Shares are scheduled to be redeemed in ten equal and consecutive annual installments from February 1998 to February 2007. The redemption payments on the Series A Preferred Shares reduce the amount which would otherwise be available to make dividend payments on Series B Preferred Shares and Nortel common stock.

In respect of any fiscal year, holders of Series B Preferred Shares are entitled to a dividend in an amount equal to 48.96% of the earnings of Nortel legally available for distribution remaining after providing for any dividend and redemption payments (whether scheduled or mandatory) in respect of Series A Preferred Shares. The failure to pay dividends in 2001, 2002 and 2003 did not trigger any voting rights with respect to the Series B Preferred Shares because there were no earnings of Nortel legally available for distribution. However, Nortel’s failure to comply with the financial ratio covenant in the Series B Preferred Shares and Series A Preferred Shares did trigger the Series A and B Preferred Shares’ voting rights. See “Voting Rights” above.

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

In the event of an increase in capital, shareholders of Nortel of any given class have a preemptive right to purchase any issue of shares of such class in an amount sufficient to maintain their proportionate ownership of Nortel’s capital stock. For any shares of a class not preempted by any holder of that class, the remaining holders of the class will assume pro rata the non-preempting shareholders’ preemptive rights. Pursuant to the bylaws, if any Class A or Class B shares of common stock are not preempted by the existing holders of each such class, the other class of common stock may preempt such class, subject to approval by the regulatory authorities. Preemptive rights must be exercised within 30 business days following the time when notices to the shareholders of their opportunity to preempt the capital increase are published for three days in the Official Gazette of the Republic of Argentina and a widely circulated newspaper in Argentina.

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

Change of Control

Article 4 of the Bylaws, as amended by Shareholders’ Meeting of February 18, 2004 and registered with the Public Registry of Commerce — Inspección General de Justicia — on April 28, 2004 under Nr. 5169 of Book 24, of Corporations, state that “The holder of the common stock, as of the Take Over Date according to the Conditions of the Privatization approved by Decree of the Executive Power Nr. 62/90, of January 5, 1990, and its amendments, will not be entitled to reduce its interest in the Company to less than 51% of the capital entitled to vote without the prior approval of the Regulatory Bodies.

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

Significant Differences between Nortel Inversora’s Corporate Governance Practices and US Companies’ Practices under NYSE Sections

Nortel Inversora’s corporate governance practices are governed by the applicable Argentine law (particularly, the Business Companies Law, Decree N° 677/01 and the Standards of the Comisión Nacional de Valores (the “CNV”)), as well as by its bylaws. Nortel Inversora has securities that are registered with the SEC and are listed on the NYSE, and is therefore subject to corporate governance requirements applicable to NYSE-listed non-US companies.

NYSE-listed non-US companies may, in general, follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements (the “NYSE Sections”) codified in Section 303A of the NYSE’s Listed Company Manual. However, NYSE-listed non-US companies must comply with NYSE Sections 303A.06, 303A.11 and 303A.12(b). NYSE-listed non-US companies must comply with Section 303A.06 prior to July 31, 2005 and with Sections 303A.11 and 303A.12(b) prior to the next annual meeting of shareholders held after January 15, 2004, or by October 31, 2004.

NYSE Section 303A.11 requires that non-US Companies disclose any significant ways in which their corporate governance practices differ from US companies under NYSE listing standards. In order to comply with NYSE Section 303A.11, we describe below the relevant differences between Nortel Inversora’s corporate governance practices and NYSE standards for listed companies.

Director Independence

Under NYSE Section 303A.01, a NYSE-listed company must have a majority of independent directors on its board of directors.

Under Argentine law, the board is not required to consist of a majority of independent directors. Notwithstanding, when directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent. As of May 28, 2004, Argentine companies are required to have at least two independent directors to appoint to the Audit Committee. Since December 19, 2003, Nortel Inversora has two independent directors out of its six members of the Board of Directors.

Standards for Evaluating Director Independence

NYSE Section 303A.02 establishes general standards to evaluate directors’ independence (no director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company)), and emphasizes that the concern is independence from management. The board is also required, on a case by case basis, to express an opinion with regard to the independence or lack of independence, of each individual director.

To qualify as an “independent” or “non-independent” director, CNV standards (General Resolution Nº 400) are substantially similar to NYSE standards. CNV standards provide that independence is required with respect to the Company, and to its controlling shareholders or to shareholders with material holdings (35% or more), and that, for any person to be appointed as an independent director, such person must not perform executive functions within the Company. Close relatives of any persons who would not qualify as “independent directors” would also not be considered “independent”.

Non-management Directors Meetings

Under NYSE Section 303A.03, non-management directors must meet at regularly scheduled executive meetings not attended by management. Neither Argentine law nor Nortel Inversora’s bylaws require that any such meetings be held.

Nominating/ Corporate Governance Committee

Under NYSE Section 303A.04, listed companies shall have a “nominating/corporate governance committee” comprised entirely of independent directors. Neither Argentine law nor Nortel Inversora’s bylaws require the formation of a “nominating/corporate governance committee”. The right to nominate directors is vested in the shareholders and the nomination is made at the shareholders’ meeting. Pursuant to CNV Standards, the person who nominates a director shall report at the shareholders’ meeting whether or not the nominee is an “independent person”, based on criteria established by CNV (which are substantially similar to NYSE standards).

Compensation Committee

Under NYSE Section 303A.05(a), listed companies shall have a “Compensation Committee” comprised entirely of independent directors. Neither Argentine law nor Nortel Inversora’s bylaws require the formation of a “compensation committee”. Under NYSE Section 303A.05(b), the “Compensation Committee” shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.05(b)(i). Neither Argentine law nor Nortel Inversora’s bylaws require the formation of a “compensation committee”.

Audit Committee

Under NYSE Section 303A.06, listed companies must have an “audit committee” that complies with SEC requirements. Foreign private issuers (non-US Companies) shall have this audit committee in place prior to July 31, 2005. Pursuant to Decree Nº 677/01 and CNV Standards, Nortel Inversora has its “Audit Committee” in place since May 10, 2004. Nortel Inversora shall comply, within the legally established term, with the requirements on the Audit Committee applying to it as per US laws, as a foreign issuer.

Under NYSE Section 303A.07(a), the Audit Committee shall consist of at least three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. Argentine law also requires the Audit Committee to be comprised of at least three members. Pursuant to CNV standards, Audit Committee members are required to be conversant in business, financial, or accounting issues. CNV Rules provide for the training of its members to carry out their duties and Nortel Inversora contemplates this training.

Under NYSE Section 303A.07(a), if a member of the Audit Committee is simultaneously a member of the Audit Committee of more than three public companies, and the listed company does not limit the number of Audit Committees on which its members may serve, then, in each case the board shall determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s Audit Committee, and shall report its decision in the annual proxy statement of the Company or in the Company’s annual report on Form 10-K filed with the SEC. No such provision regarding an Audit Committee member’s simultaneous membership on public companies exists under Argentine law or Nortel Inversora’s bylaws.

Under NYSE Section 303A.07(b), all members of the Audit Committee are required to be “independent”. Pursuant to Decree N° 677/01, a majority of Audit Committee members shall be “independent”.

Under NYSE Section 303A.07(c), the Audit Committee shall have a charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Section 10A of the Securities Exchange Act of 1934 (the “Exchange Act”) and as set forth in NYSE Section 303A.7(c) of the NYSE Manual. CNV Standards provide that prior to May 28, 2003, Companies are required to determine the essential issues relating to the Audit Committee. Accordingly, the Board of Nortel Inversora approved a “Section for the Implementation of the Audit Committee”. The functions and responsibilities of the Audit Committee in Argentina, established by Decree N° 677/01 and CNV Standards, are essentially the same as provided for under Section 10A of the Exchange Act.

NYSE Section 303A.07(c)(iii)(B) and (C) establishes Audit Committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations”“; (ii) to discuss the company’s press releases relating to its earnings, as well as the financial information and guidelines relating to its earnings that are supplied to equity researchers and rating agencies. No such provision is contained in the Argentine law or Nortel Inversora’s bylaws. However, CNV standards establish similar functions for the Audit Committee, namely, “to verify the reliability of the administrative-accounting system, and of all financial data, or of any significant data submitted to CNV and to self-regulated exchanges, in compliance with the applicable reporting regime”.

NYSE Section 303A.07(c)(iii)(B) provides that the Audit Committee shall establish clear policies for hiring external auditors’ employees. No such provision regarding hiring external auditors’ employees is contained in Argentine law or Nortel Inversora’s bylaws.

NYSE Section 303A.07(d) provides that each company must have an internal audit function in order to provide to the management and to the Audit Committee permanent assessments on the company’s risk management processes and internal control system. No such provision regarding an internal audit function is required by Argentine law or Nortel Inversora’s bylaws.

Disclosure of Corporate Governance Guidelines

NYSE Section 303A.09 provides that companies must adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and include such information on the company’s website, which should also include the charters of the Audit Committee, the Nominating Committee and the Compensation Committee.

Decree N° 677/01 required additional information that Companies must include in their Annual Reports, including information relating to the decision-making organization (corporate governance), the company’s internal controls system, norms for director and manager compensation, stock-options, and any other compensation system applicable to Board members and managers. Decree N° 677/01 does not address the remaining issues included in NYSE Section 303A.09. However, all relevant information sent by the Company to the CNV is forwarded to the CNV through the CNV’s Financial Reporting Highway and may be viewed on the website of CNV.

Evaluation of Board Performance

Under NYSE Section 303A.09, the Board of Directors must make a self-assessment of its performance at least once a year to determine if it or its Committees function effectively and report thereon. Under Argentine law, the board’s performance is evaluated at the annual Shareholders’ meeting.

Code of Ethics

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain. Nortel Inversora’s Board approved in June 2003 a “Code of Business Conduct and Ethics”, which applies to all directors, management, and employees, with no exceptions, the English translation of which was submitted to the SEC and to the NYSE.

Nortel Inversora believes that its Code complies with the NYSE requirements. Nortel Inversora’s Code is available to the public on Telecom Argentina’s website. The Code of Business Conduct and Ethics of Telecom Group provides that any waiver of the fulfillment thereof granted to a director, member of the supervisory committee or member of the management may only be granted by the Audit Committee or by the Board of Directors and such waivers shall be reported to control bodies. As of December 31, 2003 no waiver had been applied for or granted.

Certifications by the CEO

NYSE Section 303A.12 (a) provides that the CEO shall on a yearly basis certify to NYSE that he/she knows of no violation by the company of NYSE rules relating to corporate governance. No such certification is required by Argentine law or by Nortel Inversora’s bylaws.

Notification of Non-fulfillment

Under NYSE Section 303A.12 (b), the CEO shall notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfillment of any applicable provision under NYSE Section 303A.

No such provision regarding non-fulfillment of NYSE Section 303A is contained in Argentine law or Nortel Inversora’s bylaws, but Nortel Inversora’s CEO shall comply with the notice provisions as set forth under NYSE Section 303A.12(b).

MATERIAL CONTRACTS

For information regarding the Shareholders’ Agreement, see Item 7: “Major Shareholders and Related Party Transactions—Shareholders’ Agreements.”

EXCHANGE CONTROLS

The information contained under Item 10: “Additional Information—Exchange Controls” in the Telecom Form 20-F included as an exhibit hereto, is hereby incorporated by reference to this Item 10. See Exhibit 12.3.

TAXATION

Argentine Taxes

The following summary of certain Argentine tax matters is based upon the tax laws of Argentina, and regulations thereunder, in effect as of the date of this annual report on Form 20-F and is subject to any subsequent change in Argentine laws and regulations which may come into effect after such date.

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

Tax on Personal Property

Pursuant to the Argentine Personal Assets Tax Law (the “Tax Law”), the following persons are subject to an annual tax on certain assets, which is levied at a rate of 0.50% or 0.75% taking into consideration if the value of such assets as of December 31 of each year is equal to or higher than P$200,000, respectively (the “Personal Assets Tax”): (i) individuals domiciled in Argentina for assets located in Argentina and abroad and (ii) individuals domiciled outside of Argentina for assets located in Argentina. For purposes of the Tax Law, the Series B ADSs (held in book entry form or evidenced by ADRs), the Series B Preferred Shares, the Series A Preferred Shares and Ordinary Shares will be considered as assets located in Argentina.

Though as a rule the Tax Law does not explicitly apply to legal entities domiciled outside Argentina, pursuant to Argentine Law 25,585 passed by the Argentine Congress and published in the Official Gazette on May 15, 2002, the tax corresponding to the shares of stock corporations, such as the Series B ADSs (held in book entry form or evidenced by ADRs), Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares, or equity interests in companies regulated by the Argentine Companies Law 19,550, as amended, and whose holders are individuals and/or undivided estates domiciled within the country or in a foreign country, and/or companies and/or any other legal entity located in a foreign country, shall be assessed and paid by the corresponding Argentine company issuer of the shares, such as Nortel, unless the corresponding tax treaty does not grant taxing rights to Argentina.

The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity arising from the last balance sheet of the company at December 31. The minimum exempted of P$102,300 shall not be applicable. The tax so paid shall be considered as a definite payment.

Pursuant to the above mentioned, it is presumed—without the right to rebut such presumption—that shares of stock corporations, such as the Series B ADSs (held in book entry form or evidenced by ADRs), Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares, and/or equity interests of companies regulated by Argentine Companies Law 19,550, as amended, whose holders are companies, any other legal entities, enterprises, permanent establishments, trusts, and exploitations, domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

The companies in charge of the tax payment, such as Nortel, have the right to obtain the refund of the amounts paid, even by holding and/or foreclosing the property that originated the payment.

The amendment set forth by Law 25,585 applies as of December 31, 2002.

Therefore, Series B ADSs (held in book entry form or evidenced by ADRs), Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares held by individuals, irrespective of their place of residence, and legal entities domiciled outside of Argentine will be subject to this tax which, as mentioned above, shall be paid by Nortel on behalf of such holders of Series B ADSs (held in book entry form or evidenced by ADRs), Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares.

On November 4, 2003, Nortel requested from its holders as of December 31, 2002 of Series B ADS’s, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares reimbursement for the tax on personal property. As of June 1, 2004, holders of Ordinary Shares reimbursed Nortel for approximately US$92,700 and holders of Series B ADS’s, Series B Preferred Shares, and Series A Preferred Shares had reimbursed Nortel for approximately US$1,000. Nortel expects that a substantial portion of the remaining tax amount that is not reimbursed will result in an additional expense for Nortel.

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

In general, for U.S. federal income tax purposes, holders of Series B ADSs will be treated as the owners of the underlying Class B Shares.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with claiming the reduced rate of tax applicable to dividends received by certain non-corporate tax holders. Accordingly, the analysis of the creditability of Argentine taxes, and the availability of the reduced rate of tax for dividends received by certain non-corporate holders described below could be affected by actions taken by the parties to whom ADSs are released.

Taxation of Distributions

To the extent paid out of current or accumulated earnings and profits of Nortel (as determined in accordance with U.S. federal income tax principles), distributions made with respect to Series B ADSs or Series B Preferred Shares will be included in the income of a U.S. Holder as ordinary dividend income. Subject to applicable limitations, dividends paid to noncorporate U.S. Holders in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15%. U.S. Holders should consult their own tax advisors regarding the implications of this new legislation in their particular circumstances. The amount of this dividend will include any amounts withheld by us or our paying agent in respect of Argentine taxes. However, amounts paid on account of the Personal Assets Tax will not be eligible for credit against the U.S. Holder’s federal income tax liability. Dividends will be treated as foreign source dividend income to you and will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code. To the extent that a distribution exceeds Nortel’s current and accumulated earnings and profits, it will be treated as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the Series B ADSs or Series B Preferred Shares, and thereafter as capital gain. The amount of the distribution will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of Series B ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source income or loss. You should consult your own tax advisors to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.

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

Passive Foreign Investment Company rules

Nortel believes that it will not be considered a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year 2003. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that Nortel will not be considered a PFIC for any taxable year. If Nortel were treated as a PFIC for any taxable year during which a U.S. Holder held a Series B ADS or a Series B Preferred Share, certain adverse consequences could apply to the U.S. Holder.

If Nortel is treated as a PFIC for any taxable year, gain recognized by such U.S. Holder on a sale or other disposition of the Series B ADS or Series B Preferred Share would be allocated ratably over the U.S. Holder’s holding period for the Series B ADS or Series B Preferred Share. The amounts allocated to the taxable year of the sale or other exchange and to any year before Nortel became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of Series B ADSs or Series B Preferred Shares in excess of 125 percent of the average of the annual distributions on Series B ADSs or Series B Preferred Shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever if shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

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

Nortel is exposed to interest rate risk relating to the Series A Preferred Shares. Nortel is also exposed to market risk related to Telecom. At December 31, 2003 Nortel was not party to any derivative financial instruments.

Market Risk Associated with Series A Preferred Shares. As a result of Telecom’s decision not to pay dividends in respect of the 2001, 2002 and 2003 fiscal years, Nortel did not make the required amortization payments on the Series A Preferred Shares in 2001, 2002 and 2003. These accrued and unpaid redemption and dividend amounts bear interest at LIBOR. Nortel estimates that a change in the LIBOR rate of 100 basis points will result in a change of approximately P$1.78 million in the Company’s payment obligations.

In addition to the risk relating to LIBOR rates, pursuant to Decree No. 214/02, the amounts payable on the Series A Preferred Shares is adjusted by CER to reflect inflation. The unpaid dividends and outstanding redemption payments on the Series A Preferred Shares have been “pesified” at the exchange rate of P$1.00=US$1.00. Decree 214/02 provides that payment obligations that were converted into pesos will be adjusted to reflect inflation by applying a reference stabilization rate, referred to as CER. This rate, which is designed to reflect the evolution of the consumer price index published by the Argentine INDEC (Instituto Nacional se Estadistaicas y Censos), is published monthly by the Argentine Central Bank. For the twelve months ended December 31, 2003 the impact of the CER adjustment was P$26 million. See Note 9 to our consolidated financial statements included in Item 18 of this annual report.

Telecom Market Risk. Nortel is also subject to market risk applicable to Telecom. Telecom is exposed to market risk, including changes in foreign exchange rates and interest rates relating to its outstanding financial indebtedness, in the normal course of its business.

At December 31, 2003, 54% of Telecom’s consolidated debt obligations were issued at a fixed interest rate. The remainder of Telecom’s outstanding debt exposure is set at variable interest rates, principally related to changes in LIBOR. Debt obligations with variable interest rates are mainly based on LIBOR plus specified margins.

Telecom’s results of operations are very susceptible to changes in the peso/dollar and peso/euro exchange rates because the primary assets and revenues of Telecom are denominated in pesos while substantially all of Telecom’s liabilities are denominated in dollars or euro.

At December 31, 2003, a substantial majority of Telecom’s consolidated debt obligations (approximately 99%) were issued in currencies other than the Argentine peso. Approximately 45% of the obligations at December 31, 2003 were issued in US dollars, approximately 48% were issued in Euro (or predecessor currencies) and approximately 5% were issued in Japanese yen.

At December 31, 2003 Telecom was not party to any derivative financial instruments. Telecom terminated all outstanding interest rate and currency swap contracts during 2002.

At December 31, 2003, Telecom also had certain non-current investments in bonds issued by the Argentine government and Argentine provinces. The book value of these investments as of December 31, 2003 was approximately P$35 million. In addition, Telecom had certain current investments in Argentine government bonds and foreign sovereign bonds. The book value of the investments as of December 31, 2003 was approximately P$76 million.

For additional information see Item 11: “Quantitative and Qualitative Disclosure About Market Risk” in the Telecom Form 20-F included as an exhibit to this Form 20-F and incorporated by reference herein.

ITEM 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

As a consequence of the continuing devaluation and volatility of the peso, lower net cash flows being generated in the current economic environment in Argentina and the uncertain timetable for resolving discussions with the

Argentine government concerning adjustment of regulated rates, on April 2, 2002, Telecom announced the suspension of principal payments on its outstanding financial indebtedness as well as the outstanding financial indebtedness of its Argentine subsidiaries and on June 24, 2002, Telecom announced the suspension of interest payments on their outstanding financial indebtedness. In accordance with these announcements, Telecom and its Argentine subsidiaries (including Núcleo) have failed to make an aggregate of approximately US$1.8 billion of scheduled principal and interest payments as of March 31, 2004.

As a result of the developments referred to above, Telecom has defaulted in respect of its outstanding financial indebtedness. The aggregate principal amount of Telecom and its subsidiaries’ outstanding debt (including accrued but unpaid interest, penalties and post-default interest rate increases) as of March 31, 2004 was approximately US$3.5 billion. Telecom’s and its subsidiaries’ indebtedness generally consists of loan agreements and medium-term notes denominated in various currencies.

Telecom and its subsidiaries have received notices of default or of events of default from certain creditors, as well as notices of the acceleration of portions of their financial indebtedness.

At Telecom’s annual shareholders’ meetings for the years ended December 31, 2003, 2002, and 2001 held on April 29, 2004, April 30, 2003, and April 24, 2002, respectively, the shareholders decided that because of Telecom’s financial condition and results of operations, Telecom would not pay dividends for the years ended December 31, 2003 and December 31, 2002, and December 31, 2001 respectively. See Item 8: “Financial Information—Dividend Policy”. Consequently, at Nortel’s annual shareholder meetings for the years ended December 31, 2003, 2002 and 2001 held on April 29, 2003, April 30, 2002, and April 25, 2001 respectively, Nortel’s shareholders decided that the P$19 million, P$19 million and P$19 million respectively, in dividend payments required to be paid to the Series A Preferred Shareholders would not be paid and the P$55 million and P$55 million and P$55 million, respectively, of required Series A amortization would not occur. Nortel’s failure to pay the Series A amortization gave the holders of the Series A Preferred Shares the right to exercise their voting rights and appoint a member of Nortel’s board of directors.

Since March 2002 Nortel has failed to comply with the financial ratio covenant contained in the Series A and Series B Preferred Shares. As a result of Nortel’s failure to comply with the covenant, the holders of the Series A and Series B Preferred Shares have the right to elect one director. Accordingly, the Series A and Series B shareholders have elected Carlos Marcelo Villegas to the board of directors.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

Evaluation of disclosure controls and procedures

The Company’s General Manager and Sole Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-14(c) and 15-d-14(c)) as of a date (the “Evaluation Date”) within 90 days of the filing date of this annual report on Form 20-F, has concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to him by others within those entities.

Changes in internal controls

There were no significant changes in the Company’s internal controls or, to the knowledge of the Company’s General Manager and Sole Officer, in other factors that could significantly affect the Company’s internal controls subsequent to the Evaluation Date.

ITEM 16A.	Audit Committee Financial Expert

Nortel’s audit committee consists of at least one audit committee financial expert, Mr. Oscar Carlos Cristianci, a certified public accountant and the President of Telecom Italia in Argentina since 2004. From 1972 until 1976, Mr. Cristianci was Chief Officer of the Auditing Department of Pirelli Argentina Group. In 1976, Mr. Cristianci was

named Auditing Director. From 1981 until 1985, he was vice-general director and CFO of Pirelli Neumáticos. He was named general director of Pirelli Neumáticos in 1985. From 1992 until 1998, Mr. Cristianci was general director of Pirelli Pneus S.A. Brazil, where he was responsible for operations in North and South America. From 1998 until 2000, he was vice-general director of Pirelli Pneumatici S.p.A. In 2002, he was named CEO of Pirelli Cavi S.p.A, in Milan, Italy, where he was in charge of worldwide energy cable operations . In 2002 to 2004 Mr. Cristianci was operating director of Telecom Italia Group in Latin America.

Based on Mr. Cristianci’s professional background and training, Nortel has determined that he meets the criteria for an audit committee financial expert.

ITEM 16B.	Code of Ethics

The Board of Directors of Telecom has approved a Code of Business Conduct and Ethics which applies to directors, members of the Supervisory Committee, officers and employees of Telecom. See Exhibits 12.2 and 12.3 to our this annual report.

ITEM 16C.	Principal Accountant Fees and Services

The following table provides information on the aggregate fees charged by our accountants (in millions of P$) for the years ended December 31, 2003 and 2002:

Services Rendered	2003	2002	Total
	(P$ millions)
Audit Fees (1)	2.6	1.8	4.4
Audit-Related Fees	—	0.4	0.4
Tax Fees	0.2	0.2	0.4
All Other Fees	—	—	—

Total	2.8	2.4	5.2

(1)	Includes fees related to the audit of the consolidated financial statements as of December 31, 2003 and 2002, limited reviews of interim financial statements presented during 2003 and 2002, SEC filing reviews and other attest services.

Audit Committee Pre-Approval Policies and Procedures

As a holding Company with no active operations, Nortel does not demand extensive services from its auditors, apart from permitted services including the annual audit of Nortel’s financial statements, other audit services, audit-related services and tax services.

Consequently, Nortel’s Board of Directors’ approved a policy of pre-approval by the Audit Committee on a case-by-case basis for the engagement of specific services that its external auditors are permitted to provide.

Nortel’s pre-approval procedures permit its external auditors to provide certain insignificant services without pre-approval by the Audit Committee as long as in the aggregate, these services fall within a comprehensive fee cap for minor services set by the Board of Directors.

PART III

ITEM 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	Financial Statements

Reference is made to pages F-1 through F-66.

The following financial statements are filed as part of this Form 20-F:

Nortel Inversora SA:

ITEM 19.	Exhibits

Exhibits

1.1	Estatutos (Restated bylaws) of Nortel which include its corporate charter (English translation).

2.1	Form of Deposit Agreement (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).

2.2	Terms of Issuance of the Series B Preferred Shares, together with an English translation (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).

4.1	Amended and Restated Shareholders’ Agreement between STET Societá Finanziaria Telefonica p.a., and France Cables et Radio S.A. (incorporated by reference to Exhibit 10.9 to Telecom’s registration statement on Form F-1 (No. 33-98258)).

4.2	Amendment to the Amended and Restated Shareholders’ Agreement dated August 12, 1999 (incorporated by reference to Exhibit 4.2 to Nortel’s annual report on Form 20-F/A for 2000).

4.3	Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina—Inversiones S.L., dated September 9, 2003.

12.1	Certification of the General Manager and Sole Officer of Nortel Inversora S.A. pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code.

12.2	Corporate Code of Conduct and Ethics of Nortel (English translation) (incorporated by reference to Exhibit 12.2 to Nortel’s annual report on Form 20-F/A for 2002).

12.3	Annual report on Form 20-F, dated June 30, 2004, for the year ended December 31, 2003, of Telecom Argentina S.A. (incorporated by reference to Telecom’s annual report on Form 20-F (No. 1-13464).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager and Sole Officer of Nortel

Dated: June 30, 2004

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Financial Statements

as of December 31, 2003 and 2002 and for the years

ended December 31, 2003, 2002 and 2001

$	: Argentine peso
US$	: U.S. dollar
$2.93	= US$1 as of December 31, 2003

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Report of Independent Registered Public Accounting Firms

To the Board of Directors and Shareholders of Nortel Inversora S.A.

1.	We have audited the accompanying consolidated balance sheet of Nortel Inversora S.A. (“Nortel” or “the Company”) and its subsidiaries as of December 31, 2003 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	As indicated in Note 3.c), effective March 1, 2003, the Company has discontinued the restatement of the financial statements into constant currency, as required by a resolution issued by the Comisión Nacional de Valores (CNV). Since generally accepted accounting principles in Argentina require companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles in Argentina.

4.	In our opinion, with the exception of the matter described in the preceding paragraph, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Argentina.

5.	The accompanying financial statements have been prepared assuming that the Company and its majority-owned subsidiary Telecom Argentina S.A. (“Telecom”) will continue as a going concern. As indicated in Note 12 to the accompanying consolidated financial statements as of December 31, 2003 and for the year then ended, Telecom defaulted on its principal and interest debt obligations. Furthermore, the Company has an accumulated deficit as of December 31, 2003. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 12. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

6.	Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

Buenos Aires, Argentina

March 9, 2004

	PRICE WATERHOUSE & CO.	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. Member firm of Ernst & Young Global

By	/s/ Juan C. Grassi	/s/ Eduardo C. Coduri
	Juan C. Grassi (Partner)	Eduardo C. Coduri (Partner)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Telecom Personal S.A.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity, present fairly, in all material respects, the financial position of Telecom Personal S.A. and its subsidiaries at December 31, 2002, and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered net losses in the year ended December 31, 2002 of Argentine $905 million and has an accumulated deficit and negative working capital as of December 31, 2002 of Argentine $1.001 million and Argentine $1.756 million, respectively. In addition, as more fully described in Note 13 to the financial statements, as a result of the current macroeconomic situation in Argentina, on March 27, 2002 and June 24, 2002, the Board of Directors of Telecom Argentina Stet-France Telecom S.A., the Company’s parent company, decided to suspend the payment of principal and related interest, respectively, on its financial debt and that of its subsidiaries in Argentina, which includes that of the Company. Through the date of this report, the Company has not paid principal and related interest aggregating US$271 million, Argentine $201 million and JPY 3.837 million. All of these matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 13. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain important respects from the accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated net loss for the year ended December 31, 2002 and the determination of consolidated shareholders equity at December 31, 2002 to the extent summarized in Note 7 to the accompanying consolidated financial statements.

As discussed in Note 4.1 to the financial statements, Telecom Personal S.A. adopted new accounting standards in 2002 related to accounting principles generally accepted in Argentina.

Buenos Aires, Argentina

March 7, 2003

PRICE WATERHOUSE & Co.

By: /s/    Juan C. Grassi (Partner)

Juan C. Grassi

$      = Argentine pesos

US$ = US dollars

JPY = yens

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Nortel Inversora S.A.

We have audited the accompanying consolidated balance sheet of Nortel Inversora S.A. (“Nortel” or the “Company”) as of December 31, 2002 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Telecom Personal S.A. (“Telecom Personal”), an indirect majority-owned subsidiary of the Company, which statements reflect total assets of Ps. 2,951 million at December 31, 2002, and total revenues of Ps. 1,028 million and Ps. 1,741 million for the years ended December 31, 2002 and 2001, respectively. Those statements were audited by other auditors whose report, which has been furnished to us, included an explanatory paragraph regarding the existence of substantial doubt about Telecom Personal’s ability to continue as a going concern. Our opinion, insofar as it relates to data included for Telecom Personal, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nortel at December 31, 2002 and the consolidated results of its operations and its cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in Argentina.

The accompanying financial statements have been prepared assuming that the Company and its majority-owned subsidiary Telecom Argentina Stet-France Telecom S.A. (“Telecom”) will continue as a going concern, As indicated in Note 12 to the accompanying consolidated financial statements as of December 31, 2002 and for the year then ended, Telecom defaulted on its principal and interest obligations. Furthermore, the Company has an accumulated deficit as of December 31, 2002. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 12. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain significant respects from U.S. generally accepted accounting principles and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

Buenos Aires, Argentina

March 10, 2003

HENRY MARTIN, LISDERO Y ASOCIADOS
Member firm of Ernst & Young Global

/s/ Aldo O. Carugati Aldo O. Carugati (Partner)

Consolidated Balance Sheets as of December 31, 2003 and 2002

(In millions of Argentine pesos - see Note 3.c)

	As of December 31,
	2003	2002
ASSETS
Current Assets
Cash and banks	$27	$53
Investments	2,454	1,382
Accounts receivable, net	581	609
Other receivables, net	150	64
Inventories, net	14	12
Other assets	3	3

Total current assets	3,229	2,123

Non-Current Assets
Accounts receivable, net	—	1
Other receivables, net	193	143
Investments	47	59
Fixed assets, net	8,001	9,689
Intangible assets, net	845	946

Total non-current assets	9,086	10,838

TOTAL ASSETS	$12,315	$12,961

LIABILITIES
Current Liabilities
Accounts payable	$451	$394
Debt	9,996	11,135
Salaries and social security payable	78	61
Taxes payable	152	120
Other liabilities	31	42
Contingencies	15	9

Total current liabilities	10,723	11,761

Non-Current Liabilities
Debt	86	145
Salaries and social security payable	30	29
Other liabilities	39	29
Contingencies	210	142

Total non-current liabilities	365	345

TOTAL LIABILITIES	$11,088	$12,106

Minority interest	561	379
Foreign currency translation adjustments	21	28
SHAREHOLDERS’ EQUITY	$645	$448

TOTAL LIABILITIES, MINORITY INTEREST, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$12,315	$12,961

The accompanying notes are an integral part of these consolidated financial statements.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001

(In millions of Argentine pesos, except per share data in Argentine pesos -see Note 3.c)

	Years ended December 31,
	2003	2002	2001
Net sales	$3,753	$4,012	$7,056
Cost of services	(2,640)	(2,893)	(3,657)

Gross profit	1,113	1,119	3,399
General and administrative expenses	(225)	(285)	(543)
Selling expenses	(784)	(1,042)	(1,985)

Operating income (loss)	104	(208)	871
Equity gain (loss) from related companies	2	(23)	(6)
Amortization of goodwill	—	(10)	(18)
Financial results, net	55	(5,301)	(507)
Other expenses, net	(167)	(174)	(130)
Gain on repurchase of debt	376	—	—

Net income (loss) before income tax and minority interest	370	(5,716)	210
Income tax benefit, net	7	1,304	(112)
Minority interest	(180)	2,009	(45)

Net income (loss)	$197	$(2,403)	$53

Net income (loss) per share	16.23	(232.78)	2.42

The accompanying notes are an integral part of these consolidated financial statements.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Changes in Shareholders’ Equity for the years ended

December 31, 2003, 2002 and 2001

(In millions of Argentine pesos – see Note 3.c)

	Shareholders’ contributions					Unappropriated results			Total Shareholders’ equity
Concept	Capital Stock		Inflation adjustment to capital stock	Share issue premiums (1)	Total	Legal reserve	Retained earnings/ (Accumulated deficit)	Total
	Common stock	Preferred shares
Balances as of January 31, 2001	$53	27	128	1,042	1,250	137	1,679	1,816	$3,066
Redemption of shares on January 26, 2001 approved by the Shareholders’ Annual Ordinary and Extraordinary Meeting held on January 19, 2001	—	(1)	(2)	(118)	(121)	—	—	—	(121)
As approved by the Shareholders’ Annual Ordinary and Extraordinary Meeting held on January 19, 2001:
Legal reserve	—	—	—	—	—	21	(21)	—	—
Cash dividends	—	—	—	—	—	—	(104)	(104)	(104)
Redemption of shares on May4, 2001 approved by the Shareholders’ Annual Ordinary and Extraordinary Meeting held on April 26, 2001	—	(1)	(1)	(28)	(30)	—	—	—	(30)
As approved by the Shareholders’ Annual Ordinary and Extraordinary Meeting held on April 26, 2001:
Legal reserve	—	—	—	—	—	2	(2)	—	—
Cash dividends	—	—	—	—	—	—	(13)	(13)	(13)
Net income	—	—	—	—	—	—	53	53	53

Balance as of December 31, 2001	53	25	125	896	1,099	160	1,592	1,752	2,851
As approved by the Shareholders’ Annual Ordinary Meeting held on April 25, 2002:
Legal reserve	—	—	—	—	—	2	(2)	—	—
Net loss	—	—	—	—	—	—	(2,403)	(2,403)	(2,403)

Balance at December 31, 2002	53	25	125	896	1,099	162	(813)	(651)	448
Net income	—	—	—	—	—	—	197	197	197

Balance at December 31, 2003	$53	25	125	896	1,099	162	(616)	(454)	$645

(1) Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes are an integral part of these consolidated financial statements.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001

(In millions of Argentine pesos - see Note 3.c)

	Years ended December 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$197	$(2,403)	$53
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Allowance for doubtful accounts and other receivables	12	193	567
Depreciation of fixed assets	1,768	1,980	1,690
Amortization of intangible assets	109	111	134
Equity (gain) loss from related companies	(2)	23	6
Amortization of goodwill	—	10	18
Consumption of materials	39	47	65
Fixed assets disposal	8	50	5
Net book value of fixed assets sold	1	—	2
Provision for contingencies	90	101	39
Gain on repurchase of debt	(376)	—	—
Interest and other financial results	32	4,568	564
Minority interest	180	(2,009)	45
Income tax benefit, net	(8)	(1,304)	(123)
Net decrease (increase) in assets	(366)	996	(216)
Net increase (decrease) in liabilities	325	(691)	(415)

Total cash flows provided by operating activities	2,009	1.672	2,434

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(162)	(390)	(1,156)
Intangible asset acquisitions	(6)	(24)	(255)
Proceeds from the sale of fixed assets	3	2	2
(Increase) decrease in investments not considered as cash and cash equivalents	(180)	100	(9)

Total cash flows used in investing activities	(345)	(312)	(1,418)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	—	18	1,594
Repurchase of debt	(11)	(42)	(1,473)
Payment of debt	(422)	—	—
Payment of interest and debt-related expenses	(335)	(446)	(966)
Dividends paid	—	—	(117)
Dividends paid to minority shareholders	—	—	(208)
Redemption of Class “A” preferred shares	—	—	(151)

Total cash flows used in financing activities	(768)	(470)	(1,321)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	896	890	(305)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	1,334	444	749

CASH AND CASH EQUIVALENTS AT YEAR END	$2,230	$1,334	$444

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Index to the Notes to the Consolidated Financial Statements

(Notes 1 to 17 to the Consolidated Financial Statements are in millions of Argentine pesos, except as otherwise indicated)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

1. The Company and its operations

a)	Nortel Inversora S.A. (“The Company or Nortel”) was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina”) which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the “Transfer Date”).

The privatization was effected through a Transfer Agreement (the “Transfer Agreement”) between the Argentine Government, as one party, and the Company, at that time represented by the winning consortium, and was implemented through the transfer of operating assets of Empresa Nacional de Telecomunicaciones (“ENTel”), which has provided public telecomunications services in Argentina until its privatization necessary for the provision of telephone services in the northern region.

b)	Telecom Argentina and together with its subsidiaries, (the “Telecom Group”) was created by a decree of the Argentine government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of the change in the controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of the Company, the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, approved the change of the legal name of Telecom Argentina to Telecom Argentina S.A. Accordingly, Telecom Argentina amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications. As of the date of these financial statements, the amendment of the by-laws and change of legal name is pending approval from the CNV. Once the approval is obtained, these transactions will be recorded in the Public Registry of Commerce.

The Telecom Group provides fixed-line public telecommunication services and fixed telephone services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Telecom Group also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Telecom Group of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Upon the Transfer Date, Telecom Argentina entered into a management agreement with Telecom Italia S.p.A. (“Telecom Italia” and together with FCR, the “Operators”) pursuant to which the Operators agreed to manage the business and provide services, expertise and know-how. See Note 7 for an update of the management agreement.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the Department of Communications provided for a transition period, which ended on October 10, 1999. As from such date, the Telecom Group began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

2. Regulatory framework of the Telecom Group

(a)	Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Telecom Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the Department of Communications and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The Department of Communications has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

(b)	Licenses granted as of December 31, 2003

As of December 31, 2003, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of December 31, 2003, Telecom Argentina’s subsidiaries have been granted the following licenses:

•	Telecom Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Telecom Personal owns licenses to provide mobile cellular radiocommunication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	the interruption of all or a substantial portion of service;

•	the non-performance of material obligations;

•	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

•	the reduction of the Company’s interest in Telecom Argentina to less than 51%, or the reduction of the Company´s common shareholders’ interest in the Company to less than 51%, in either case without prior approval of the regulatory authorities; and

•	Telecom Argentina’s bankruptcy.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

2. Regulatory framework of the Telecom Group (continued)

Telecom Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and

obligations, without the prior approval of the regulatory authority;

•	any encumbrance of the license;

•	the voluntary insolvency proceedings or bankruptcy of Personal and,

•	the liquidation or dissolution of Personal, without the prior approval of the regulatory authority.

•	the liquidation or dissolution of Personal, without previous authorization of the CNC.

Nucleo´s licenses are revocable mainly in the case of:

•	interruption of services;

•	the bankruptcy of Nucleo and,

•	non-compliance with certain obligations.

(c)	Renegotiation of agreements with the Argentine government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“CPI”). These adjustments were not applied since 2000 according to a resolution of the Department of Communications.

However, in January 2002, the Argentine Government enacted Law No. 25,561, which provided, among other aspects, for the following:

•	The end of the relation $1 = US$1 (“pesification” of tariffs);

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contracts entered into by privatized companies with the Argentine government.

The Argentine government is entitled to renegotiate the agreements based on the following criteria:

•	The impact of the rates on the economy and its effect on people’s income;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the companies.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of such agreements, including agreements that govern the provision of fixed telephone services. Initially, the contractual renegotiation proposals were to be submitted to the government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the government, which included information on the impact caused by the economic crisis on the Telecom Group’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the government and future and on-going investments.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

2. Regulatory framework of the Telecom Group (continued)

Resolution No. 38/02 of the Ministry of Economy established that the regulatory bodies are not entitled to modify, directly or indirectly, the prices and tariffs for public services while the renegotiation talks with the companies are in progress. In August 2003, the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investments and Services issued Resolutions No. 188/03 and No. 44/03 which nullify Resolution No. 38/02.

Furthermore, Decree No. 311/03 created a special unit within the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investments and Services, pursuant to which all contracts entered into by the Argentine government with the privatized companies are to be analyzed and further renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was further extended through December 31, 2004. Congress will receive the renegotiation proposals from the Executive Power and will have a period of 60 days to approve or reject them. The proposals will be deemed approved if Congress neither approves nor rejects the proposals within this time-frame. In the event Congress rejects the proposals, the Executive Power will have to reinitiate the renegotiation of the respective contracts under discussion.

On April 24, 2003, Telecom Italia filed a notice with the relevant Argentine authorities for the formal commencement of proceedings to resolve the dispute with the Argentine State, pursuant to the “Bilateral Agreement between Italy and Argentina Concerning the Promotion and Protection of Investments”. The proceedings are aimed at receiving compensation for the damages deriving from the enactment, on the part of the Argentine government, of measures considered to be detrimental to the investment made in the Company. The filing of the notice started a six–month period in which the parties shall attempt to effect an amicable settlement. If no decision is reached during this period, Telecom Italia will have the right to start specific arbitration proceedings.

Also, FCR filed notices with the relevant Argentine authorities under the terms and conditions of bilateral agreements between Argentina and France concerning the protection of investments. FCR may, in its sole discretion, initiate actions against the Argentine government.

As of the date of these financial statements, there can be no assurance as to the final outcome of the renegotiation of the agreements with the Argentine government including but not limited to the renegotiation of tariffs.

3. Preparation of financial statements

(a)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”),considering the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 16 to these consolidated financial statements.

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

(b)	Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

3. Preparation of financial statements (continued)

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 15 for a description of certain condensed unconsolidated information).

The Company owns 54.74% of the capital stock and voting rights of Telecom Argentina.

A description of Telecom Argentina’s subsidiaries with their respective percentage of capital stock owned by Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned and voting rights as of December 31, 2003 (i)
Telecom Personal	99.99%
Nucleo	67.50%
Publicom S.A. (“Publicom”)	99.99%
Telecom Argentina USA	100.00%
Micro Sistemas (ii)	99.99%
Cable Insignia (iii)	75.00%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Not operating at December 31, 2003.
(iii)	In process of liquidation.

(c)	Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine government issued Decree 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the new inflationary environment in Argentina and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine government issued a decree, instructing the CNV to issue the necessary regulations for the acceptance of financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for discontinuing of inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

3. Preparation of financial statements (continued)

In November 2003, the CPCECABA issued Resolution MD No. 41/03 which also provided for discontinuing of inflation accounting as of September 30, 2003. Accordingly, since Argentine GAAP requires companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution mentioned in the preceding paragraph represents a departure from Argentine GAAP.

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which include restatement only through February 28, 2003:

	As restated through September 30, 2003	As reported	Effect
Total assets	12,183	12,315	(132)
Total liabilities	11,088	11,088	—
Shareholders’ equity	573	645	(72)
Net income	134	197	(63)

(d) New accounting standards in Argentina

In February 2003, the FACPCE issued Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT 21”), which codifies and amends Technical Resolutions No. 4 and 5 and introduces certain technical corrections to other standards. RT 21 should be applied in the preparation and presentation of consolidated financial statements for a group of enterprises under the control of a parent and also in accounting for investments in subsidiaries in a parent’s separate financial statements. It prescribes which entities are required to present consolidated financial statements, which entities should be included in such statements, the consolidation procedures to be followed, as well as disclosure requirements. This standard will be effective for fiscal years beginning after April 1, 2003. As of the date of these financial statements, the CNV has not adopted this resolution. The Company anticipates that the adoption of the standard will not have a material effect on the financial position and results of operations of the Company.

(e) Reclassifications

During the year ended December 31, 2001, the Company disclosed the cost associated with the tax on bank debits and credits as unusual losses. In 2002 the Company changed the presentation of this cost to include it as part of cost of services. This and certain other reclassifications of prior years information have been made to conform with the current year presentation.

(f) Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying consolidated financial statements were prepared assuming: a) a favorable result of the renegotiation of the Telecom Argentina’ tariffs mentioned in Note 2.c); and b) the successful outcome of the financial restructuring described in Note 12. The actual results could differ from those estimates. Therefore, the accompanying consolidated financial statements do not include any potential adjustments or classifications to the recorded amounts of assets or liabilities that might result from the adverse outcome of these uncertainties.

(g) Statement of cash flows

For the purpose of Cash flows the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

(h) Concentration of credit risk

The Telecom Group’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Telecom Group’s investment policy limits its credit exposure to any one issuer/obligor.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

3. Preparation of financial statements (continued)

The Telecom Group’s customers include numerous corporations. The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines (prepaid lines were not included) were 3,361,341 (unaudited) at December 31, 2003, 3,293,952 (unaudited) at December 31, 2002, and 3,583,622 (unaudited) at December 31, 2001 and wireless customer lines (prepaid lines were not included) were 482,796 (unaudited) at December 31, 2003, 462,730 (unaudited) at December 31, 2002 and 722,906 (unaudited) at December 31, 2001.

The Telecom Group provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(i) Earnings per share

The Company calculates net income (losses) per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net income (loss), less the dividends corresponding to the Class “A” and Class “B” preferred shares.

Additionally, the Company informs the reconciliation between the net income (loss) in the statements of income and the net income (loss) used to calculate the earning per ordinary share:

	Years ended
	12.31.03	12.31.02	12.31.01
Net income (loss) in the statements of income	197	(2,403)	53
Less:
Results corresponding to Class “A” and Class “B”	(110)	1,162	(40)
preferred shares

Total results used to calculate earning per ordinary share.	87	(1,241)	13

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”, as amended by CPCECABA. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation it its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, as amended by CPCECABA, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

(b) Revenue recognition

The Telecom Group’s principal sources of revenues are:

Voice, data and Internet services segment

- Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and measured charges for value-added services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

4. Summary of significant accounting policies (continued)

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Telecom Group from other local service providers and long-distance carriers for calls that originate on or transit their networks but terminate on the Telecom Group’s network. Revenue is recognized as services are provided.

- International long-distance services:

The Telecom Group provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Telecom Group and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

- Data transmission and Internet services:

Data and Internet revenues consist of fixed monthly fees received from residential and corporate customers for data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, broadcasting signal transport and videoconferencing services. These revenues are recognized as services are rendered.

Wireless telecommunication services segment

The Telecom Group provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of airtime usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Equipment sales consist principally of revenues from the sale of wireless mobile telephone handsets and accessories to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer, which is considered to be a separate earnings process from the sale of wireless services.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

4. Summary of significant accounting policies (continued)

Directory publishing segment

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Telecom Group’s contractual obligation to customers. A change in the timing of the publication of a directory could change the period in which the related revenues and expenses will be recognized.

(c) Foreign currency transaction gains/losses

Generally, foreign currency transaction gains and losses are included in the determination of net income or loss. During the years ended December 31, 2003, 2002 and 2001, net foreign currency transaction gains or losses were a gain of $631, and a loss of $2,921 and $15, respectively.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs accordingly.

In July 2003, the CPCECABA issued Resolution CD No. 87/03, which suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

As further discussed in Note 12.f., as of December 31, 2003 and 2002, the Telecom Group recognized the outstanding foreign-currency denominated liabilities existing as of January 6, 2002, and governed by foreign law, at their respective original foreign currencies, translated at year-end exchange rates.

(d) Cash and banks

Cash and banks are stated at nominal value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement, unless the Telecom Group has the intent and ability to dispose of those assets or advance settlement of liabilities.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

4. Summary of significant accounting policies (continued)

(f) Other receivables and payables in currency not included in (e) above (except for deferred tax assets and liabilities and retirement benefits)

Other receivables and payables not included in (e) above (except for deferred tax assets and liabilities and retirement benefits), are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of measurement, unless the Telecom Group has the intent and ability to dispose of those assets or advance settlement of liabilities.

(g) Investments

Time deposits are valued at their cost plus accrued interest at period end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statement of income.

The Telecom Group has investments in certain government bonds. The Telecom Group has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity. Such securities are recorded at amortized cost, subject to impairment evaluation. Due to the current economic situation and the deterioration of the public sector finances, there has been a significant impairment in the value of these securities. As such, the Telecom Group recognized other-than-temporary losses on these investments to carry them at fair value.

The Telecom Group has certain equity interests in unconsolidated companies, representing 0.15% and 5.75% of the capital stock in such companies as of December 31, 2003. These investments have been accounted for at the lower of cost or equity value. Because the financial statements of certain affiliates are not made available timely to the Telecom Group in order to apply the equity method of accounting, the Telecom Group’s proportionate share of the results of operations of these associated companies are included in the Company’s consolidated financial statements on a three month lag.

Management is not aware of any event or circumstances since the date of such companies’ financial statements that would modify or significantly affect their financial position or results of operations.

(h) Inventories, net

Inventories are stated at the lower of replacement cost or net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Telecom Group decides to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the Telecom Group’s overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(i) Other assets

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials. Where necessary, provision is made for obsolete, slow moving or defective raw materials.

Printing costs related to directories are carried at cost adjusted for inflation (See Note 3.c.), and deferred until the related directories are published.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

4. Summary of significant accounting policies (continued)

(j) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.). Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Estimated useful life (years)
Asset
Buildings	11-25
Transmission equipment	9-10
Switching equipment	10
Power equipment	5-10
External wiring	14
Telephony equipment, instrument and systems for improvement in services	6-8
Installations	3-11
Computer equipment	3-6

As of the date of these financial statements, the Telecom Group has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 4.73% of such assets. Nevertheless, the Telecom Group is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Telecom Group to its fixed asset category, the Telecom Group calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

The Telecom Group capitalizes interest on long-term construction projects. Interest capitalized was $6, $62 and $94 for the years ended December 31, 2003, 2002 and 2001, respectively.

Certain foreign currency transaction gains and losses were capitalized as part of the cost of the assets from January 2002 through July 2003 (See Note 4.c for details). The net capitalized costs were $566 as of December 31, 2003 and $762 as of December 31, 2002.

Leases classified as capital leases are recognized as assets and liabilities in the balance sheet at amounts equal to the fair value of the leased property at the inception of the lease or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between imputed finance charge and the reduction of the outstanding liability. The Telecom Group has no capital leases as of December 31, 2003.

The Telecom Group is subject to asset retirement obligations associated with its cell and switch sites operating leases. Accordingly, the Telecom Group records a liability for an asset retirement obligation. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset.

(k) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

4. Summary of significant accounting policies (continued)

The Telecom Group capitalizes interest on long-term construction projects. Interest capitalized was $nil, $4 and $10 for the years ended December 31, 2003, 2002 and 2001, respectively.

Intangible assets comprise the following:

- Software obtained or developed for internal use

The Telecom Group capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended December 31, 2003, 2002 and 2001 were not significant. These costs are being amortized on a straight-line basis over a period of 5 years.

- Debt issuance costs

Expenses incurred in connection with the issuance of debt have been deferred and are being amortized under the interest method over the life of the related issuances.

- PCS license

The Telecom Group adopted RT 17, “Overall considerations for the preparation of financial statements”, as amended by CPCECABA, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Periodic impairment testing of these assets is now required. The Telecom Group identified spectrum licenses as indefinite life intangibles. Concurrent with adoption of RT 17, and again in December 2002, the Telecom Group evaluated for impairment its indefinite life intangibles in accordance with the standard’s guidance and determined that these assets were not impaired.

- Band B license

The Telecom Group’s Band B license is amortized under the straight-line method over 10 years.

- Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Amounts paid are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s products. Amounts capitalized are being amortized over the life of the agreements, which range from 2 to 29 years.

- Website development costs

Costs relating to the development of web sites are capitalized or expensed depending on the phase of development of the sites: costs relating to the planning and operating stages are expensed, and costs related to development and creation of the design are capitalized and amortized on a straight-line basis over 2 years. Costs capitalized during the years ended December 31, 2003, 2002 and 2001 were not significant.

- Trademarks

Trademarks are amortized under the straight-line method over 15 years.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

4. Summary of significant accounting policies (continued)

(l) Impairment of long-lived assets

The Telecom Group periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of long-lived assets is considered impaired by the Telecom Group when the expected cash flows, undiscounted and without interest cost, from such assets, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Telecom Group’s financial position and results of operations, and changed the rules under which the Telecom Group operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Telecom Group has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each business segment. In these estimates, the Telecom Group has assumed that it will be able to implement a modification of the current level of Telecom Argentina’s tariffs which would enable the Telecom Group to continue providing services within a deregulated and competitive market environment, achieve a reasonable profit and meet its debt requirements.

Based on the foregoing, the Telecom Group considered an impairment charge not to be necessary for its long-lived assets.

(m) Severance indemnities

Severance payments made to employees are expensed as incurred.

(n) Taxes payable

- Income taxes

The Telecom Group did not either calculate or pay income taxes on a consolidated basis for any of the periods presented. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate was 35% for all the periods presented.

- Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of each year. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

4. Summary of significant accounting policies (continued)

The Telecom Group has estimated the existence of income tax losses for the years ended December 31, 2003, 2002 and 2001. The Telecom Group has determined an additional proportional charge for the year ended December 31, 2003 for the tax on minimum presumed income of $66, which, together with the 2002 and 2001 charges, were deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Telecom Group’s tax projections and the 10-year legal expiration term for use of the credit.

- Turnover tax

Under Argentine tax law, the Telecom Group is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were 3.65%, 3.29% and 3.33%, respectively, for the years ended December 31, 2003, 2002 and 2001.

(o) Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Telecom Group does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of December 31, 2003 and 2002.

(p) Litigation

The Telecom Group, in the ordinary course of business, is subject to various legal proceedings. While it is impossible to determine the ultimate outcome of these matters, it is management’s and legal counsel’s opinion that the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Telecom Group.

(q) Derivatives

In compliance with the controls and procedures associated with financial risk management, during the period where the peso was pegged to the US dollar, the Telecom Group used certain derivative financial instruments such as interest rate and currency swaps in order to reduce risks associated with changes in interest rates and foreign exchange rates relating to borrowings in foreign currencies other than dollars. These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Telecom Group considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

Effective January 1, 2002, the Telecom Group adopted RT 20, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value. Changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

4. Summary of significant accounting policies (continued)

Beginning in 2002, and due to the economic environment and change in rules under which the Telecom Group operates, principally the “pesification” of tariffs, the Telecom Group terminated all derivative agreements in the second quarter of fiscal year 2002. As such, the Telecom Group recognized a loss of $281, which is included in financial results, net, in the statement of income for the year ended December 31, 2002. The Telecom Group does not have any derivative instruments as of December 31, 2003.

(r) Vacation expense

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(s) Shareholders’ equity

Shareholders’ equity accounts are restated as described in Note 3.c, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

The redeemable preferred shares, whose characteristics are detailed in Note 9, have been valued at nominal value restated as detailed in Note 3.c, and disclosured in the equity shareholder’s, as a consequence of the analysis described below.

At the time of issuance of Class “A” preferred shares, there were no specific domestic standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company recorded such shares in its stockholders’ equity and valued them at their nominal value, restated in constant pesos at each year end, since, based on their issue terms, they were an equity instrument subject to corporate risk.

RT 17 establishes as a particular standard that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount and on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and exposed basically considering their substance and economic reality.

With the adoption of the new accounting standards, the Company’s Management –with it legal counsel’s assistance- made a new analysis of these shares in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares must continue being part of Nortel’s stockholders’ equity.

The grounds for this position include:

•	The redemption and dividend commitment of Class “A” preferred shares is subject to the condition of the existence of liquid and realized profits.

•	The liability to redeem Class “A” preferred shares arises only after meeting the condition precedent that there exist liquid and realized profits.

•	Therefore, holders of Class “A” preferred shares are shareholders and not creditors.

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of December 31, 2003	As of December 31, 2002
Cash	$4	$3
Banks	23	14
“Currency-like bonds” (i)	—	36

	$27	$53

(i)	From time to time, the Telecom Group receives from its customers national and provincial government bonds, which may be used by the Telecom Group to pay certain commercial and tax obligations in the respective jurisdictions of issuance. In the last few years, provincial governments in Argentina have historically settled their debts with suppliers through the issuance of provincial bonds, which were intended to circulate as money.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

5. Breakdown of the main accounts

(b) Investments

Investments consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Time deposits (i)	$2,186	$1,177
Mutual funds	192	19
Government bonds	76	186

	$2,454	$1,382

Non current
Equity investments	$10	$11
Government bonds	35	48
Financial trust	2	—

	$47	$59

(i)	Includes an amount of $886, which has been segregated by the Telecom Group for purposes of satisfying debt obligations and an amount of $18 from an escrow account, which has been segregated by the Telecom Group´s subsidiary Nucleo for purposes of satisfying debt obligations.

(c) Accounts receivable

Accounts receivable consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Voice, data and Internet	$386	$519
Wireless (i)	272	363
Directories publishing	35	25

Subtotal	693	907
Allowance for doubtful accounts	(112)	(298)

	$581	$609

Non current
Directories publishing	$—	$1

(i)	Includes $197 and $292 corresponding to wireless receivables in the Argentine Republic as of December 31, 2003 and 2002, respectively and, $75 and $71 corresponding to wireless abroad as of those dates.

(d) Other receivables

Other receivables consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Tax credits	$98	$17
Prepaid expenses	17	16
Advances to employees	5	8
Other	30	23

	$150	$64

Non current
Net deferred tax assets	$477	$596
Less:
Valuation allowance	(457)	(583)

Deferred tax assets, net of allowance (i)	20	13
Credit on minimum presumed income tax (ii)	151	85
Other tax credits	8	35
Prepaid expenses	7	6
Other	12	8

Subtotal	198	147
Allowance for doubtful accounts	(5)	(4)

	$193	$143

(i)	As of December 31, 2003 the net credits correspond to Publicom and Nucleo.
(ii)	Considering current expiration period (10 years), the Telecom Group considers the ultimate realization of the credit to be more likely than not based on current projections.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

5. Breakdown of the main accounts (continued)

(e) Inventories

Inventories consist of the following:

	As of December 31, 2003	As of December 31, 2002
Wireless handsets and equipment	$16	$18
Allowance for obsolescence	(2)	(6)

	$14	$12

(f) Other assets

Other assets consist of the following:

	As of December 31, 2003	As of December 31, 2002
Deferred printing cost	$1	$2
Raw materials	2	1

	$3	$3

(g) Accounts payable

Accounts payable consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Suppliers	$419	$361
Deferred revenues	30	20
Capital leases	—	2
Related parties (Note 7)	2	11

	$451	$394

(h) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Vacation, bonuses and social security payable	$55	$41
Special termination benefits	18	15
Other	5	5

	$78	$61

Non current
Special termination benefits	$22	$18
Other	8	11

	$30	$29

(i) Taxes payable

Taxes payable consist of the following:

	As of December 31, 2003	As of December 31, 2002
Tax on minimum presumed income	$58	$50
VAT, net	44	27
Turnover tax	30	24
Other	20	19

	$152	$120

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

5. Breakdown of the main accounts (continued)

(j) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Declared and available dividends payable	$1	$3
Declared and available Redemption of Class “A” Preferred shares payable	5	13
Contributions to government programs	13	13
Other	12	13

	$31	$42

Non current
Retirement benefits	$8	$6
Lease of international capacity	11	14
Asset retirement obligations	10	—
Other	10	9

	$39	$29

(k) Net sales

Net sales consist of the following:

	Years ended December 31,
	2003	2002	2001
Voice	$2,164	$2,529	$4,486
Data and Internet	392	425	645

Subtotal	2,556	2,954	5,131
Wireless	1,163	1,035	1,822
Directories publishing	34	23	103

	$3,753	$4,012	$7,056

(l) Equity gain/(loss) from related companies

Equity gain/(loss) consist of the following:

	Years ended December 31,
	2003	2002	2001
Latin American Nautilus	$—	$(15)	$(5)
Nahuelsat	2	(8)	(1)
Intelsat	—	—	2
Agroconnection	—	—	(2)

	$2	$(23)	$(6)

(m) Financial results, net

Financial results, net consist of the following:

	Years ended December 31,
	2003	2002	2001
Generated by assets
Interest income	$108	$76	$138
Foreign currency exchange gain/(loss)	(40)	626	(2)
Losses on exposure to inflation	(11)	(2,106)	—
Other	(10)	(140)	(16)

Total generated by assets	$47	$(1,544)	$120

Generated by liabilities
Interest expense	$(664)	$(928)	$(684)
Capitalized interest	6	66	104
Foreign currency exchange gain (loss)	671	(3,547)	(13)
Gain on exposure to inflation	4	942	—
Loss on termination of derivative	—	(281)	—
Other	(9)	(9)	(34)

Total generated by liabilities	$8	$(3,757)	$(627)

Total financial results	$55	$(5,301)	$(507)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

5. Breakdown of the main accounts (continued)

(n) Other expenses, net

Other expenses, net consist of the following:

	Years ended December 31,
	2003	2002	2001
Termination benefits	$(75)	$(48)	$(84)
Provision for contingencies	(90)	(101)	(39)
Other, net	(2)	(25)	(7)

	$(167)	$(174)	$(130)

(o) Gain on repurchase of debt

Gain on repurchase of debt consist of the following:

	Years ended December 31,
	2003	2002	2001
Discount on principal	$361	$—	$—
Discount on accrued and penalty interest	49	—	—
Reversal of capitalized foreign currency exchange differences	(21)	—	—
Other related expenses	(13)	—	—

	$376	$—	$—

6. Supplementary cash flow information

The cash flow statement has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statements of cash flows:

	As of December 31,
	2003	2002	2001	2000
Cash and banks	$27	$53	$129	$52
Current investments	2,454	1,382	347	754

Total as per balance sheet	$2,481	$1,435	$476	$806
Less:
Items not considered cash and cash equivalents
- “Currency-like bonds” (i)	—	(36)	(32)	—
- Time deposits with maturities of more than three months (ii)	(193)	—	—	—
- Government bonds	(58)	(iii) (65)	—	(iii) (57)

Total cash and cash equivalents as shown in the statement of cash flows	$2,230	$1,334	$444	$749

(i)	Corresponds to national and provincial government bonds restricted as to their use for paying commercial and tax obligations in the respective jurisdictions of issuance. See Note 5.a. for details.
(ii)	Includes $18 related to Nucleo’s escrow account. See Note 5.b for details.
(iii)	Corresponds to the current portion of held-to-maturity investments.

Changes in assets/liabilities components (including the effects of inflation on monetary accounts):

	Years ended December 31,
	2003	2002	2001
Decrease (increase) in assets
Investments not considered as cash or cash equivalents	$(5)	$61	$—
Trade accounts receivable	(334)	(106)	(211)
Other receivables	(19)	1,049	(152)
Inventories	(8)	(16)	143
Other assets	—	10	4

	$(366)	$998	$(216)

Increase (decrease) in liabilities
Accounts payable	$130	$(388)	$(444)
Compensation and social benefits payable	18	(127)	(2)
Taxes payable	195	(59)	88
Other liabilities	(1)	(21)	(16)
Contingencies	(17)	(96)	(41)

	$325	$(691)	$(415)

Income tax paid during the years ended December 31, 2003, 2002 and 2001 amounted to $1, $nil and $235, respectively. Interest paid during the years ended December 31, 2003, 2002 and 2001, amounted to $335, $446 and $966, respectively.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

6. Supplementary cash flow information (continued)

•	Non-cash investing and financing activities:

	Years ended December 31,
	2003	2002	2001
Acquisition of fixed assets through incurrence of debt	$59	$—	$—
Acquisition of fixed assets through incurrence of accounts payable	—	12	354
Acquisition of intangible assets through incurrence of accounts payable	—	—	4
Capitalized interest on fixed assets and intangible assets	6	66	104
Wireless handsets lent to customers at no cost (i)	3	10	33
Collection of receivables with government bonds	352	853	32
Government bonds exchanged for tax certificates	(44)	—	—
Payment of taxes with government bonds	(223)	(451)	—
Payment of accounts payable with government bonds	(123)	(224)	—

(i)	Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered as cash equivalents in the statement of cash flows:

	Years ended December 31,
	2003	2002	2001
Government bonds	$15	$100	$(9)
Time deposits with maturities of more than three months	(193)	—	—
Contribution to the “2003 Telecommunications Fund” (Note 11.c)	(2)	—	—

Total cash flows from investments not considered as cash equivalents	$(180)	$100	$(9)

Financing activities components:

	Years ended December 31,
	2003	2002	2001
Proceeds from Notes	$—	$—	$359
Proceeds from bank loans	—	18	1,235
Payment of Notes	(277)	—	(251)
Payment of bank loans	(156)	(42)	(1,222)
Payment of interest on Notes	(231)	(191)	(2)
Payment of interest on bank loans and others	(52)	(89)	—
Payment of interest on fixed asset and inventory financing	(52)	(99)	(669)
Payment of collateral on derivative instrument	—	(67)	(295)
Dividends paid	—	—	(117)
Dividends paid to minority shareholders	—	—	(208)
Redemption of Class “A” preferred shares	—	—	(151)

Total financing activities components	$(768)	$(470)	$(1,321)

The following table includes the cash from operating, investing and financing activities after disclosing the effects of inflation accounting and exchange rate changes on cash and cash equivalents:

	Years ended December 31,
	2003	2002	2001
Total cash flows provided by operating activities	$2,024	$1,698	$2,693
Total cash flows used in investing activities	(345)	(312)	(1,418)
Total cash flows used in financing activities	(768)	(470)	(1,580)
Effect of exchange rate changes on cash and cash equivalents	(15)	10	—
Effect of inflation accounting	—	(36)	—

Increases in cash and cash equivalents	$896	$890	$(305)

7 - Related party transactions

(a) Balances and transactions with related parties

The Telecom Group has had transactions in the normal course of business with certain related parties. The following is a summary of the balances and transactions with related parties:

	As of December 31,
	2003	2002
Accounts payable:
Multibrand (a)	$—	$1
Latin American Nautilus (a)	—	3
Pirelli Cables S.A.I.C. (c)	1	—
Teco Soft Argentina S.A. (c)	1	1
FCR Argentine branch (d)	—	6

	$2	$11

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

7 - Related party transactions (continued)

		Years ended December 31,
	Transaction description	2003	2002	2001
Services received:
Latin American Nautilus (a)	Lease of circuits and rental expenses	$—	$15	$4
Nahuelsat (b)	Rental expenses	7	7	11
Intelsat Ltd. (b)	Rental expenses	5	8	7
Multibrand (a)	Advertising	1	3	9
Telecom Italia S.p.A. Argentine branch (c)	Fees for services Management fees	3	13	119
Telesoft S.p.A. Argentine branch (c)	Fees for services	—	14	35
Teco Soft Argentina S.A. (c)	Fees for services	12	10	—
Olivetti Argentina S.A. (c)	Fees for services	—	2	7
FCR Argentine branch (d)	Fees for services Management fees	3	14	123
Sofrecom Argentina S.A. (d)	Fees for services	9	9	22
Tel3 S.A. (d)	Fees for services	3	1	7

Total operating costs		$43	$96	$344

	Years ended December 31,
	2003	2002	2001
Purchases of fixed assets/intangible assets:
Telesoft S.p.A. Argentine branch (c)	$—	$6	$50
Teco Soft Argentina S.A. (c)	1	4	—
Pirelli Cables S.A.I.C. (c)	—	1	2
Sofrecom Argentina S.A. (d)	8	14	33
Tel3 S.A. (d)	—	5	20
Olivetti Argentina S.A. (c)	—	—	2
Saritel S.A. (c)	—	—	4

Total fixed assets and intangible assets	$9	$30	$111

(a)	Telecom Argentina had between 10% and 25% of the capital stock in such companies.
(b)	The Telecom Group has between 0.15% and 5.75% of the capital stock in such companies.
(c)	Such companies form part of Telecom Italia Group.
(d)	Such companies form part of France Telecom Group.

The Telecom Group believes that the transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties.

As of December 31, 2003, Telecom Argentina had loans outstanding to three officers of Telecom Argentina, totaling $0.4, that corresponded to loans granted pursuant to retention plans and to car loans. The annual interest rate for these loans is 6%.

(b) Management agreement

On the Transfer Date, Telecom Argentina and the Operators entered into a management agreement (the “Management Agreement”) under which the Operators undertook the management and operation of Telecom Argentina and facilitated their expertise and technical assistance. The Management Agreement initially expired in October 1999, but was renewable automatically while Telecom Argentina continued rendering services on an exclusive basis.

In August 1999, the parties entered into an amended agreement (the “Amended Agreement”), with substantially similar terms and conditions, pursuant to which the Management Agreement was extended through October 9, 2004. The Amended Agreement is renewable for an additional 5-year period upon written agreement of the parties.

The management fee payable by Telecom Argentina is based on 3% of net sales. In October 2001, due to the economic situation prevailing in Argentina, the Operators agreed to reduce the fee to 1.25% without affecting any of their obligations under the agreement. Telecom Argentina paid this reduced fee from October 1, 2001 through March 31, 2002. In 2002, and due to the impact of the crisis on the Telecom Group’s financial position and results of operations, Telecom Argentina and the Operators agreed to suspend temporarily the provisions of Article II of the Management Agreement (which includes the provisions relating to the payment of the management fee) from April 1, 2002 through December 31, 2002, except for the provision of qualified management personnel, as necessary. Furthermore, the Operators notified Telecom Argentina that they would continue rendering management services as required by Telecom Argentina on an as-needed basis, being reimbursed only for certain costs and travel expenses. Subsequently, Telecom Argentina and the Operators agreed to suspend the Article II provisions until its expiration date in October 2004, except for the provision of qualified management personnel.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

7. Related party transactions (continued)

As a result of the change in the controlling group mentioned in Note 9.1.(a), the Department of Communications issued Resolution No. 111/03 authorizing Telecom Italia Group to remain as the exclusive operator of Telecom Argentina. Consequently, on December 19, 2003, Telecom Argentina and FCR terminated their relationship under the Management Agreement. However, the Management Agreement continues to be effective and binding without modifications between Telecom Argentina and Telecom Italia.

8 – Debt of the Telecom Group

Short-term and long-term debt comprises the following:

	As of December 31,
	2003	2002
Short-term debt:
- Principal:
Notes	$4,912	$5,407
Bank loans	1,638	2,097
Fixed assets financing	2,169	2,522
Inventory financing	426	511

Subtotal	9,145	10,537
- Accrued interest	747	564
- Penalty interest	104	34

Total short-term debt	$9,996	$11,135

Long-term debt:
- Principal:
Bank loans	$86	$142
- Accrued interest	—	3

Total long-term debt	86	145

Total short-term debt	$10,082	$11,280

(a) Short-term and Medium-term Notes Programs:

Telecom Argentina has issued various series of notes under its short-term and medium-term global programs. The Programs were approved by shareholders’ general meetings which in turn authorized the Board of Directors to determine the terms and conditions, including amount, price, interest rate and currency. The Global Programs and the notes issued thereunder were ranked by Argentine ratings agencies.

The terms and conditions of the various series of notes contained customary affirmative and negative covenants, including, but not limited to, creation of liens on assets and/or revenues of Telecom Argentina, mergers and others.

The detail of the outstanding series under the programs as of December 31, 2003 is as follows:

Global program	Date of issue	Nominal value (in millions)		Term, in years	Maturity date	Annual interest rate (i)	Book value at December 31, 2003	Market value at December 31, 2003
Program B:
Series C	11.15.95	US$	200	7	11.15.02	12.00	341	273
Series E (a)	5.5.97	US$	100	8	5.5.05	4.35	293	234
Series F (c)	5.30.97		Euro 207	10	5.30.07	8.87	699	544
Series H (b) (c)	3.18.98		Euro 207	10	3.18.08	3.68	692	516
Series I	4.8.99		Euro 200	5	4.8.04	8.37	687	498
Series K	7.1.99		Euro 250	3	7.1.02	7.25	757	574

Program D:
Series 1	4.7.00		Euro 250	3	4.7.03	7.62	832	667
Series 2	7.2.01		Euro 190	3	7.2.04	9.50	611	446

						Principal	4,912	3,752

						Accrued interest	522
						Penalty interest	31

							5,465

(i)	Percentages have been rounded
(a)	Accrue interest at 6-month LIBOR plus 3.125%. At December 31, 2003, LIBOR was 1.22%.
(b)	Accrue interest at 6-month LIBOR plus 1.5%.
(c)	Originally issued in Italian Lira.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

8 – Debt of the Telecom Group (continued)

- Global Program B:

Telecom Argentina has six series of bonds outstanding under the Global Program B, which expired on August 10, 1999. As of December 31, 2003, an amount of $3,844 is outstanding under the program. The net proceeds of the notes were used to refinance debt and meet working capital needs.

- Global Programs C and D

Telecom Argentina was authorized to create a short-term note program and a medium-term note program, C and D, respectively, for the issuance and re-issuance of unsecured non-convertible notes for up to US$ 200 million and US$ 1,500 million, respectively. As of December 31, 2003, two series (1 and 2) are outstanding under the Global Program D for an aggregate amount of $1,621. The net proceeds of the notes were used to refinance debt and meet working capital needs.

(b) Debt restructuring

Under Argentine Law No. 24,441 (the “Trust Law”), on August 23, 2000, the Telecom Group’s subsidiary, Telecom Personal, issued US$ 60 million in aggregate principal amount at maturity of zero coupon promissory notes (the “Promissory Notes”) originally due in August 2002 and 2003. Bank of America N.A. Sucursal Buenos Aires (BofA) was designated as the trustee of the TITAN Telecom Personal 2000 Class I Financial Trust (the “Trust”). Pursuant to the terms of the Trust, the trustee had to enter into forward purchase contracts to hedge the proceeds from the collection of the dollar-denominated promissory notes against the payment in pesos of the debt certificates issued by the Trust. Concurrently, Telecom Personal entered into an early prepayment agreement (the “Prepayment Agreement”) with the Trustee pursuant to which Telecom Personal would prepay the Promissory Notes and costs related to the early cancellation of the forward purchase contracts, upon the occurrence of certain events.

In February 2002, Telecom Personal notified the Trustee of an event of default under the terms and conditions of the Prepayment Agreement. As per Law 25,561, certain receivables and payables denominated in US dollars were “pesified”. Telecom Personal and the Trustee disputed whether these obligations were under the scope of the law, and consequently, they decided to submit the matter to arbitration proceedings.

On December 13, 2002, as a result of the arbitration proceedings, Telecom Personal and the Trustee entered into an amended agreement (the “Amended Agreement”) pursuant to which the Prepayment Agreement and the forward purchase contracts were retroactively terminated as of June 13, 2002. Under the Amended Agreement, Telecom Personal assumed the obligation to pay the costs of the early cancellation of the forward purchase contracts. Telecom Personal issued US$ 27 million in aggregate principal amount at maturity under four promissory notes (the “BofA Promissory Notes”), in satisfaction of the payment. The BofA Promissory Notes bear interest at Libor plus 3% per year and are payable in 18 consecutive quarterly installments beginning January 1, 2004, after giving effect to a grace period from June 13, 2002 through December 31, 2003, during which no principal and/or interest is payable.

Also, under the terms of the Amended Agreement, Telecom Personal issued a new US$ 27 million in aggregate principal amount promissory note (the “Holders Promissory Note”) to holders of the Promissory Notes in exchange for relinquishing their claims in respect of the existing Promissory Notes. The Holder Promissory Note bears interest at Libor plus 3% per year and is due June 13, 2008. Interest is payable quarterly beginning April 1, 2004, after the grace period expires. The interest rate may not be higher than 10% per year during the term of the Holders Promissory Note.

For the year ended December 31, 2002, the Telecom Group recorded a gain on the restructuring of the Promissory Notes of $43. According to Argentine GAAP, the new debt has been discounted to its present value using a discount rate of 12%.

As more fully described in Note 12, the Telecom Group completed a cash tender offer for a portion of the Telecom Group’s debt. Telecom Personal completed the tender offer for the early redemption of 100% of the BofA Promissory Notes and 8% of the Holders Promissory Note, pursuant to which approximately US$ 28 million and US$ 2 million, respectively, were redeemed. The net gain on repurchase of debt was approximately $24, which forms part of the $376 included in the statement of income.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

8 – Debt of the Telecom Group (continued)

(c) Bank loans

These include term loans payable to various banks, bearing an annual weighted average rate of 4.45%, due at various dates through April 2009.

(d) Fixed assets financing

These include term loans payable to various banks and other financial institutions, bearing an annual weighted average rate of 4.31%, due at various dates through May 2016. The most significant are:

Mediocredito Centrale:

Prior to the privatization of Entel, the Argentine government was granted a credit line from the Instituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”) for an aggregate amount of Euro 103 million, the proceeds of which were to be used to finance the digitalization of the telephone network in Argentina. Subsequently, under this credit line, the Argentine government ceded to Telecom Argentina the rights to an Euro 50-million loan payable semi-annually in 30 equal consecutive installments and bearing interest at a rate of 1.75% per year.

The Argentine government remains the debtor to the Mediocredito Centrale, however, Telecom Argentina assumed the obligation to service the debt according to the terms and conditions of the agreement. In the event Telecom Argentina fails to pay the corresponding installments, and the Argentine government settles the obligations, Telecom Argentina’s debt towards the government may be offset by the corresponding receivables for services rendered to certain governmental agencies. As of December 31, 2003, an amount of approximately $143 (principal plus accrued interest) or Euro 39 million is outstanding under the agreement.

Japan Bank for International Cooperation:

On June 29, 1998, Telecom Argentina entered into a credit line agreement with the Japan Bank for International Cooperation (“JBIC”) for up to Japanese yen 12,000 million loan due June 15, 2010. Telecom Argentina used Japanese yen 11,652 million under this credit line. As of December 31, 2003, an amount of approximately $328 (principal plus accrued interest) is outstanding under the agreement.

(e) Inventory financing

These include term loans payable to various banks and other financial institutions, bearing an annual weighted average rate of 3.56%.

9 – Shareholders’ equity

9.1 – Of the Company

(a) Common stock

As of December 31, 2003, total registered , authorized, issued and outstanding shares were as follows:

Capital stock	Subscribed and paid-in
Ordinary shares, $10 nominal value and one vote per share:
Class “A”	26,652,000
Class “B”	26,652,000

53,304,000

Preferred shares, $10 nominal value and one vote per share:
Class “A”	10,624,500
Class “B”	14,704,550

25,329,050

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

9 – Shareholders’ equity (continued)

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

(c) Preferred shares

Classes “A” and “B” preferred shares are ruled by the Argentine laws and are subject to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

•	Class “A” preferred shares

The issuance terms of Class “A” preferred shares provide:

a)	An annual cumulative preferential base dividend of 6% for the fiscal years until December 31, 2006 that, for the purposes of its calculation, is independent from the results generated in the period and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at LIBOR. At December 31,2003, this rate is 1.4568% and the amount of these interests is approximately $ 0.9 million.

b)	An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period that will be due on December 2006, if the distributable return on capital exceeded 10%.

c)	Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves. In the case of an accrued and unpaid redemption, said sum shall bear interest since the scheduled redemption payment date until the date they are made available to shareholders, at LIBOR. At December 31,2003, this rate is 1.4568% and the amount of these interests is approximately $ 2.70 million.

d)	Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of liquid and realized profits and/or distributable reserves.

e)	Holders of Class “A” preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 6 of the Terms of Issuance. In the case such right to vote are triggered, each holder of Class “A” preferred shares shall be entitled to cast one vote per share and will vote together with Class “B” preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class “B” preferred shares in the case they are also entitled to vote. The right to vote of Class “A” preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

9 – Shareholders’ equity (continued)

f)	Class “A” preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class “B” preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No. 214/02, and Laws No. 25,561 and 25,820, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S. dollars, has been converted into pesos at an exchange rate of $1=US$1 and, from February 3, 2002 is subject to the application of the “CER” (“reference stabilization index”).

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No.214/02 are as follows:

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares:
• Per value	11	11

• Amount calculated according to the issue terms:
Redemption accrued, non declared and non paid corresponding to fiscal year 2001	55	80
Redemption accrued, non declared and non paid corresponding to fiscal year 2002	55	80
Redemption non accrued fiscal year 2003 and thereafter	207	302

	317	462

Preferred dividends accrued, non declared and non paid:
Corresponding to fiscal year 2001	19	27.7
Corresponding to fiscal year 2002	19	27.7
Corresponding to fiscal year 2003	19	27.7
•	Class “B” preferred shares

The Terms of Issuance of Class “B” preferred shares set forth that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a share (49.46%) of the Company’s profits legally available for distribution after the payment of the dividends on Class “A” preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%) (currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 6 of the Terms of Issuance. In the case such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At December 31, 2003, the ratio has exceed 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No.12056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

9 – Shareholders’ equity (continued)

•	Voting right for Class “A” and Class “B” preferred shareholders

Considering that the Company did not pay Class “A” preferred shareholders the committed amount due to the fiscal years ended December 31, 2001 and 2002, these shareholders were entitled to vote, according to the issuance terms and conditions applicable to that class of shares. Additionally, as Telecom Argentina has exceeded the ratio of 1.75 before mentioned, during the fiscal year ended at December 31, 2002, Class “B” preferred shares holders were entitled to vote too, according to the issuance terms and conditions applicable to this class of shares. From fiscal year 2002 the voting right has been exercised jointly for both classes of shareholders, through the election of a regular director and an alternate director.

9.2 – Of Telecom Argentina

(a) Common stock

At December 31, 2003, Telecom Argentina has 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock, 436,323,992 shares of $1 par value Class B Common Stock and 46,022,687 shares of $1 par value Class C Common Stock. Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Telecom Argentina’s shares are authorized by the CNV, the Buenos Aires Stock Exchange (“BCBA”) and the New York Stock Exchange (“NYSE”) for public trading. Only Class B shares are traded. The Company owns all of the outstanding Class A shares and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

Telecom Argentina is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of Telecom Argentina and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

(c) Share ownership program

In 1992, a decree from the Argentine government, which provided for the creation of Telecom Argentina upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom Argentina and who elected to participate in the plan.

In 1999, a decree of the Argentine government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders´ meeting of Telecom Argentina approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares, of which 52,415,411 were converted. In May 2000, the employees sold 50,663,377 shares through an international and national bid process.

In September 2002, the Trustor requested Telecom Argentina to take all necessary actions in order to effect the conversion to Class B shares of up to 15,000,000 Class C shares out of the 45,932,738 shares held in the Trust, which had been released from the injunction. Subsequently, the Trustor informed Telecom Argentina that unrestricted Class C shares amounted to 10,334,176, of which 8,361,012 are still held in the Trust.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

9 – Shareholders’ equity (continued)

Telecom Argentina requested the Trustor to obtain judicial approval to permit the shareholders’ meeting to effect the conversion of the total amount of Class C shares to Class B shares in order to avoid calling for successive shareholders’ meetings every time restrictions on the shares are released for conversion. The Trustor informed Telecom Argentina that a judicial resolution in favor of the total conversion had not been granted. Telecom Argentina has also indicated that it is necessary to reach an agreement with the PPP for a timely and orderly sale of the converted Class B shares, because the sale of an inappropriate number of Class B shares could materially affect the price of the Class B shares. As of the date of these financial statements, the PPP lacks a legal representative.

(d) “Rueda Reducida” trading

As a result of the default situation described in Note 12, the BCBA decided to transfer the trading of Telecom Argentina’s notes to the so-called “Rueda Reducida” status, a special trading status of the BCBA for companies experiencing certain adverse financial conditions.

In addition, since Telecom Argentina’s accumulated losses have absorbed its reserves and at least 50% of the Telecom Argentina’s share capital, the BCBA has also decided to transfer the trading of Telecom Argentina´s common stock to the Rueda Reducida status.

(e) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law, if at the annual shareholders’ meeting, a company’s losses have absorbed its reserves and at least 50% of the share capital, a company is required to reduce its capital stock. Further, under paragraph 5 of section 94, if a company shareholders’ equity is negative, a company is required to commence dissolution proceedings unless its shareholders take action (either by making a capital contribution or authorizing the issuance of additional shares of the company) resulting in positive shareholders’ equity within 90 days of such annual shareholders’ meeting.

However, due to the current economic environment, the requirements of section 206 and paragraph 5 of section 94 were suspended temporarily until December 10, 2004. Since Telecom Argentina reported a loss for the year ended December 31, 2002, which absorbed Telecom Argentina’s reserves and significantly reduced its shareholders’ equity, Telecom Argentina qualifies for mandatory reduction of capital, although its application is temporarily suspended.

10. Income tax

No income tax provision has been recorded for any period presented as the Company and the Telecom Group have experienced net operating losses for income tax purposes.

Income tax (expense) benefit for the years ended December 31, 2003, 2002 and 2001 consists of the following:

	Years ended December 31,
	2003	2002	2001
Current tax expense	$—	$—	$—
Deferred tax (expense) benefit	7	1,304	(112)

Income tax (expense) benefit	$7	$1,304	$(112)

The Company and the Telecom Group account for income taxes in accordance with the guidelines of RT 17. RT 17 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

10. Income tax (continued)

	As of December 31,
	2003	2002
Deferred tax assets:
- Tax loss carryforwards	$1,788	$2,172
- Allowance for doubtful accounts	90	98
- Provision for contingencies	81	52
- Foreign exchange gains and losses	241	326
- Other	64	163

Total deferred tax assets	$2,264	$2,811

Deferred tax liabilities:
- Fixed assets	80	169
- Inflation adjustment (i)	1,428	1,746
- Foreign currency gains/losses (ii)	279	300

Total deferred tax liabilities	$1,787	$2,215

- Valuation allowance	457	583

Net deferred income tax assets	$20	$13

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes
(ii)	Mainly relate to capitalized interest and foreign currency exchange gains and losses in fixed assets

Income tax (expense) benefit for the years ended December 31, 2003, 2002 and 2001 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Years ended December 31,
	2003	2002	2001
Income tax (expense) benefit at statutory income tax rate on pretax income (loss)	$(130)	$2,000	$(74)
Permanent differences:
Non taxable items	17	(4)	(12)
Inflation adjustment of permanent differences	(2)	(115)	—
Amortization of PCS license	—	—	(15)
Change in valuation allowance	121	(565)	(3)
Equity gain (loss) from related companies and amortization of goodwill	1	(12)	(8)

Income tax (expense) benefit	$7	$1,304	$(112)

As of December 31, 2003, the Company and the Telecom Group had accumulated operating tax loss carryforwards of approximately $1,778. The following table details the operating tax loss carryforwards segregated by company and expiration date:

Expiration year	Nortel	Telecom Argentina	Publicom	Telecom Personal	Nucleo	Total consolidated
2004	9	—	—	—	—	9
2005	—	—	—	—	3	3
2006	1	—	—	—	—	1
2007	—	1,494	3	275	—	1,772
2008	—	—	3	—	—	3

Total	10	1,494	6	275	3	1,788

Decree No. 2,568/02 of the Argentine government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was to be considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was to be deducted entirely for income tax purposes in fiscal year 2002. On the contrary, the Telecom Group and its tax advisors had interpreted the Decree to require the entire amount ($3.37 minus $1) to be deduced for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company and the Telecom Group provide a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on a number of factors, including the Argentine government´s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Telecom Group anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a significant portion of its net deferred tax assets that a valuation allowance has been provided. The Telecom Group will continue to monitor the need for a change in the valuation allowance that has been provided.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

10. Income tax (continued)

(a) Impact of Resolution MD No. 11/03 of the CPCECABA

Under Argentine GAAP, there are currently two approaches to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements.

In one approach, the FACPCE, in line with IAS and US GAAP, reached a consensus that when preparing financial statements restated for general price-level changes, temporary differences under RT 17 are determined based on the difference between the price-level restated amount of assets and liabilities reported in the financial statements and the related tax basis amounts. Accordingly, following the guidelines of RT 17 and related interpretations, the Company and the Telecom Group have treated the differences between the tax basis and indexed book basis of non-monetary items as temporary from year 2002.

However, in April 2003, the CPCECABA issued Resolution MD No. 11/2003, which was intended to clarify certain concepts in connection with the accounting treatment of deferred tax assets and liabilities when companies prepare price-level restated financial statements. The CPCECABA reached a consensus that differences between the tax basis and the related indexed amounts of fixed assets would be permanent differences rather than being considered temporary.

In the opinion of management, this alternative approach departs from the liability method prescribed by RT 17. In order to comply with applicable rules and regulations, the Telecom Group consulted with the CNV and requested the regulatory authority to issue a statement on the subject, so as to permit the Company to give proper accounting effect in these financial statements. As of the date of these financial statements, the CNV has not yet addressed the issue.

Based on the foregoing, the Telecom Group has decided to continue treating the differences between the tax basis and price-level restated amounts of non-monetary assets and liabilities as temporary. Further, and considering that the Telecom Group has provided for a substantial portion of its net deferred tax assets, the CPCECABA resolution, if applied to the Company’s financial statements as of December 31, 2003, would not have a significant impact on the Company’s financial position and results of operations. Rather, the application of the resolution would have an effect on the disclosed amounts of net deferred tax assets and the components of the income tax expense for the year ended December 31, 2003, as follows:

Effect on net deferred tax assets:

	Net deferred tax assets	Valuation allowance	Net of valuation allowance
Balances as per books	$477	$(457)	$20
Plus (less):
Tax effect of inflation adjustment on fixed assets, intangible assets and other assets	1,428	—	1,428
Increase in valuation allowance	—	(1,428)	(1,428)

Balances as adjusted	$1,905	$(1,885)	$20

Effect on income tax:

(Loss)/ Gain	Balances as per books	Adjustments	Balances as adjusted
Deferred income tax	$(432)	$—	$(432)
Tax effect of inflation adjustment on fixed assets, intangible assets and other assets	318	(318)	—

Subtotal	(114)	(318)	(432)
Decrease in valuation allowance	121	318	439

Income tax	$7	$—	$7

In the event the Telecom Group decreases the level of the valuation allowance provided, the application of the resolution would have a material effect on the Company’s financial position and results of operations.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

11. Commitments and contingencies

(a) Purchase commitments

The Telecom Group has entered into various purchase commitments aggregating approximately $74 as of December 31, 2003, primarily related to the supply of switching equipment, maintenance and repair of public phones, infrastructure agreements and other service agreements.

(b) Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes “A” and “B” preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding;

2. The Pliego provides details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom Argentina are as follows:

a)	not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)	not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting rights, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to Sofora;

c)	that Telecom Italia and W de Argentina – Inversiones S.L., shall not reduce their equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the Pliego, excluding sub-sections h) and n).

(c) Investment commitments

In August 2003, Telecom Argentina has been notified by the Department of Communications of a proposal for the creation of a $70-million financial trust (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund. The Fund is aimed at, among others:

•	Creating alternative mechanisms for financing;

•	Completing projects if they prove to be long-standing, profitable and relate to the telecommunications system;

•	Developing and consolidating the 2003 Telecommunications Fund; and

•	Being the nexus between the major telecommunication companies and small and medium-sized companies and individual enterpreneurs within the sector, and harmonizing their interests with those of the State.

The Telecom Group has committed to contribute $1.5 at the inception of the Fund. The Telecom Group also committed further contributions of up to $3.5, payable on the first anniversary of the Fund, provided that the Telecom Group completed its financial restructuring successfully. In addition, management announced that it is the Telecom Group’s intention to promote agreements with local suppliers – for an estimated amount of $10 – which would facilitate their access to financing.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

11. Commitments and contingencies (continued)

(d) Contingencies

The Telecom Group is a party to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of its business. The Telecom Group has established reserves for an aggregate amount of $225 to cover potential losses under these claims.

In addition, the Telecom Group is subject to other claims and legal actions that have arisen in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Telecom Group’s management based upon the information available at this time and consultation with external legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Telecom Group’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these litigations.

Following is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine government, and not the Telecom Group, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine government have agreed to indemnify and hold the Telecom Group harmless in respect of such claims. Under current Argentine legislation, the government may settle any amounts payable to the Telecom Group for these claims through the issuance of treasury bonds. As of December 31, 2003, labor lawsuits in this connection amounted to $16.

Other claims

In November 1995, Telecom Argentina, Telefonica de Argentina (“Telefonica”), Telintar and the Argentine government were served notice of a legal action brought by a consumer group called “Consumidores Libres Cooperativa Limitada de Provision de Servicios Comunitarios” (“Consumidores”). The purpose of the action sought to declare null and void all regulations and rate agreements in force since the Transfer Agreement, the effect being to have the fixed telephone rates charged by licensees reduced, the amounts supposedly collected in excess refunded to customers and the licensees’ rate of return on the Telecom Group’s fixed assets, as determined by Decree No. 2,585/91, limited to an annual 16%. The Court of Appeals has rejected some claims but deferred decisions on others until final judgement is made.

In October 2001, the Court of Appeals awarded the plaintiffs an injunction ordering the Argentine government, Telefonica and Telecom Argentina to refrain from applying any indexing provisions to the tariffs pending final resolution in the case. Accordingly, Telecom Argentina was not able to adjust tariffs by the application of the United States Consumer Price Index (“USCPI”), as permitted by the Transfer Agreement, when calculating the price cap formula therein established. The Telecom Group appealed the decision before the Argentine Supreme Court rejecting the arguments stated therein. Furthermore, Law No. 25,561 also prohibited the application of any indexing provisions in the contracts entered into with the Argentine government, including the contracts related to telecommunication services.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

11. Commitments and contingencies (continued)

In August 2003, Telecom Argentina, Telefonica and the Department of Communications were served notice of another legal action brought by Consumidores alleging that certain amounts in connection with the provision of certain special equipment were included in monthly fees and that the amounts paid be reimbursed to customers. The Telecom Group contested the allegations on the grounds that the fees collected are permitted under the current applicable rules and regulations.

Certain amounts deposited in the Telecom Group’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2003, these restricted funds totaled $9. The Telecom Group has reclassified these balances to other receivables on the Telecom Group’s balance sheet.

12. Financial restructuring

(a) Background

As a result of the devaluation of the Argentine peso and subsequent “pesification” of Telecom Argentina’s tariffs, the uncertainties of the economic situation and the regulatory environment in which the Telecom Group operates, on March 27, 2002 and June 24, 2002, the Board of Directors of Telecom Argentina and its subsidiaries in Argentina defaulted on their principal and interest payment obligations under their debt agreements. Notwithstanding the defaults, the Telecom Group continues to conduct business as usual.

The terms and conditions of the Notes and loan agreements issued by the Telecom Group contain certain clauses, which provided for events of default, as follows:

•	Failure to pay principal or interest at maturity;

•	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom Argentina or its material subsidiaries, which equals or exceeds an aggregate amount of US$20 million;

•	The Telecom Group’s written notice of default on its debt;

•	Any final judgment providing for the payment of an aggregate amount equal to or exceeding US$20 million; and

•	Telecom Argentina’s or its material subsidiaries’ voluntary petition for bankruptcy, special bankruptcy proceedings (“Concurso Preventivo”) or out-of-court reorganization agreements.

As a result of the defaults, the bondholders and lenders under the agreements were entitled, at their option, to request the acceleration of all principal and accrued interest outstanding as of the date of the defaults. As of the date of these financial statements, the Telecom Group has received notices of acceleration from certain lenders representing loan amounts exceeding US$ 20 million. In addition, the indentures and loan agreements provide for a penalty interest rate in the event that payments are not made when due. Such penalty interest ranged from an average 2% to 5% per year.

The Telecom Group’s board of directors is currently taking all necessary actions aimed at preserving Telecom Argentina’s value and maximizing the Telecom Group’s cash flows. The Telecom Group reached an agreement with certain financial creditors on the repurchasing of a portion of its debt (see Note 12 b) and is currently developing a comprehensive plan to restructure the remaining indebtedness of Telecom Argentina and Telecom Personal (see Note 12 d). The Telecom Group’s subsidiary, Nucleo, is also in the process of restructuring a portion of its indebtedness for an aggregate amount of US$56 million. As of the date of these financial statements, Nucleo has refinanced US$14 million of its debt with local financial institutions.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

12. Financial restructuring (continued)

While the Telecom Group is optimistic that these transactions will be completed successfully, the Telecom Group cannot give assurance that these transactions will be completed on terms that are acceptable to it or its operating subsidiaries or at all.

(b) Cash tender offer

In April 2003, the Telecom Group announced that Telecom Argentina, Telecom Personal and Publicom were commencing a “Modified Dutch Auction” tender offer for a portion of the consolidated debt. The Telecom Group offered to buy back debt using cash up to US$310 million relating to Telecom Argentina, US$55 million relating to Telecom Personal and US$2 million relating to Publicom.

The Telecom Group also paid 100% of accrued interest through June 24, 2002, on all indebtedness, regardless of creditor participation in the tender offer and 30% of accrued interest from June 25, 2002 through December 31, 2002. Interest payments were made at contractual rates and did not consider penalty interest or other default interest provisions.

The following table presents the interest amounts paid by the Telecom Group as part of the tender offer:

Name of company	US$	Euro	Yen	Peso	US$ Equivalent
Telecom Argentina	22	63	85	2	98
Telecom Personal	11	—	17	9	14
Publicom (ii)	—	—	—	—	—

Total interest paid (i)	33	63	102	11	112

(i)	Includes US$ 2 million and US$ 1 million of withholding taxes paid for Telecom Argentina and Telecom Personal, respectively.
(ii)	Publicom paid US$48,000.

As a result of the tender offer, the Telecom Group purchased debt with a face value of approximately US$ 292 million, for a total purchase price of approximately US$ 161 million. This repurchase generated a net gain of US$ 131 million on discount on principal, which in addition to the gain of US$ 17 million obtained by the reversal of accrued interests, totaled a gain of US$ 148 million on repurchase of debt.

The following table summarizes that portion of the gain on repurchase of debt corresponding to the reduction of principal and interest amounts:

	Principal amount purchased				Purchase price paid				Gain on repurchase debt
Name of company	US$	Euro	Peso	I US$ (a)	US$	Euro	Peso	II US$ (a)	III=I-II Discount on Principal	IV Discount on interest	V=III+IV Cash tender offer
Telecom Argentina	44	142	—	208	24	78	—	115	93	13	106
Telecom Personal	69	—	30	80	37	—	17	44	36	4	40
Publicom	4	—	—	4	2	—	—	2	2	—	2

Total	117	142	30	292	63	78	17	161	131	17	148

(a)	Represent equivalent amounts in US$

The net gain on the repurchase, including the reversal of related capitalized foreign currency gains and other related expenses, was approximately $376 (See Note 5.o. for details) and was recorded as a separate line item in the consolidated statement of income.

As discussed further in c) below, Telecom Argentina and Telecom Personal satisfied the payments of principal and interest under the cash tender offer with the funds previously segregated into time deposits with foreign financial institutions.

On October 27, 2003, Publicom satisfactorily completed the restructuring of its remaining indebtedness. As a result, Publicom purchased debt with a face value of approximately $1.5, for a total purchase price of approximately $0.8. The net gain on the repurchase, including transaction costs, foreign currency gains and unamortized debt issuance costs, was approximately $0.7 and was included in gain on repurchase of debt in the consolidated statement of income.

As a result of the Telecom Group’s restructuring decisions and the repurchase, the Telecom Group has an aggregate amount of indebtedness of $10,082 as of December 31, 2003. Of the total amount of the outstanding debt, $5,676 is due (including principal amounts for US$ 1,065 million, Euro 438 million, Japanese yen 9,264 million and $175; and interest amounts for US$ 51 million, Euro 57 million, Japanese yen 517 million and $7 and US$ 41 million corresponding to Nucleo’s debt), $4,315 is payable on demand and $91 is not due ($32 and $59 corresponding to Nucleo and Personal, respectively).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

12. Financial restructuring (continued)

(c) Segregated funds

Prior to the commencement of the tender offer, in March 2003, the Telecom Group had segregated certain amounts into time deposits with foreign financial institutions in order to have sufficient funds to satisfy the payments of principal and interest under the cash tender offer. The Telecom Group previously obtained all necessary approvals from the regulatory authorities to remit and maintain these funds abroad. As of December 31, 2003, the Telecom Group has an aggregate remaining amount of $886 on deposit.

	Telecom Argentina		Telecom Personal US$	Total Consolidated
	US$	Euro		US$	Euro
Amounts in foreign currency	121	112	40	161	112
Amounts in Argentine pesos (i)	354	413	119	473	413

(i)	Equivalent amount in Argentine Pesos at 2.930 per US$ and 3.684 per Euro. This amount is included in current investments as of December 31, 2003.

(d) Restructuring plan

The cash tender offer described above was the first stage of the comprehensive restructuring plan designed by the Telecom Group to strengthen the Telecom Group’s financial position.

On January 9, 2004, Telecom Argentina announced a proposal to restructure all of its outstanding indebtedness through an out-of-court restructuring agreement governed by Argentine law or “Acuerdo Preventivo Extrajudicial (APE)” solicitation statement filed with the CNV, the SEC and the Commissione Nazionale per le Societá e la Borsa (CONSOB).

An “APE” is a private restructuring agreement between a debtor and a certain percentage of its unsecured creditors affected by the restructuring that is submitted to the reviewing court for approval pursuant to the Argentine Bankruptcy Law. The Argentine Bankruptcy Law requires the debtor to have the support of the requisite holders in order to obtain court approval.

Under the Proposal, as described in the solicitation statement contained in the registration statement filed with the SEC, and in the solicitation statements filed with other regulatory authorities, Telecom Argentina proposes to restructure all of its outstanding financial debt by issuing new unsecured notes, which will have new terms and will not be convertible into Telecom Argentina’s common shares, and/or by paying cash consideration pursuant to the different options included in the Proposal.

Concurrently with Telecom Argentina’s APE, its subsidiary, Telecom Personal, expects to offer its creditors restructuring options similar to those announced by Telecom Argentina.

(e) Legal actions brought against Telecom Argentina

Telecom Argentina has been served notice of claims brought by holders of Telecom Argentina’s notes seeking enforcement of their rights under the respective indentures. The claims amounted to US$ 2.4 million representing less than 1% of the total consolidated indebtedness of the Telecom Group. Due to certain judicial regulations, an amount equivalent to US$3.0 million held in bank accounts has been restricted for use as of the date of issuance of these financial statements.

In September 2003, Telecom Argentina was served notice of an involuntary bankruptcy petition filed against it by a note holder amounting to US$ 0.2 million. The petition has been dismissed.

In the opinion of the Telecom Group’s management and its legal counsel, the Telecom Group has meritorious defenses to each of these proceedings and does not expect that such proceedings will result in Telecom Argentina being declared bankrupt. The Telecom Group’s legal counsel estimates that the Telecom Group will be able to take all necessary measures to protect its normal course of business before other claims are brought against it.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

12. Financial restructuring (continued)

(f) Measurement and classification of liabilities

As of December 31, 2003, the Telecom Group has estimated an amount of $104 corresponding to penalties and post default interest increases for the default situation described in a) above. This balance is included in consolidated debt in these financial statements. As discussed in d) above, the manner and time of payment of the Telecom Group’s outstanding principal and interest payment obligations are addressed in its proposed APE restructuring plan. The Telecom Group’s legal counsel believes that based on the facts and circumstances which caused the Telecom Group to default on its principal and interest payment obligations, it is more likely than not that the Telecom Group will not have to pay the penalties and post default interest increases contemplated by the indentures and loan agreements governing its outstanding debt if the APE restructuring is completed successfully.

As discussed above, as of December 31, 2003 and 2002, a substantial portion of the Telecom Group’s outstanding debt is foreign-currency denominated and governed by foreign law. Notwithstanding the economic crisis in Argentina and subsequent devaluation and pesification, the Telecom Group recorded its outstanding debt at their respective original foreign currencies since the Telecom Group expects to complete the debt restructuring successfully.

If the APE restructuring plan is not completed on terms favorable to the Telecom Group or not completed at all, management would have to analyze different courses of action which may include the “pesification” of foreign-currency denominated debts governed by foreign law. In this event, management would legally argue the unconstitutionality and/or inapplicability of Decree No. 410/02 as further described below, and accordingly, would sustain the pesification of its foreign-currency denominated debt at a rate of $1 to US$1 or its equivalent in other foreign currencies. As pesified, this indebtedness would be adjusted based on a reference index (Coeficiente de Estabilización de Referencia or CER) as from February 3, 2002. The Telecom Group would take these actions among others in order to preserve the continuity of the services and operations of Telecom Argentina and Telecom Personal under Argentine law and regulations.

On January 6, 2002, the National Congress passed the Law No. 25,561 of “Public Emergency and Reform of the Exchange Rate Regime” (Law 25,561). Under Article 11 of Law 25,561, foreign-currency denominated debt arising from agreements between consenting parties governed by “rules and regulations of private law” were converted into pesos at 1 peso per dollar. Further, Article 11 states that “creditors would receive these amounts on account of the total debt” and that “both parties would have to negotiate the restructuring of the obligations to equally share the cost of the peso devaluation”.

Subsequently, Decree No. 214/02 forced the conversion into pesos of all foreign-currency denominated liabilities existing as of January 6, 2002, and established the indexing of the pesified amounts by the application of the CER index. Law No. 25,713 ratified, with few exceptions, the constitutionality of the application of the CER index to pesified debts. Management believes that those exceptions are not applicable to the Telecom Group’s situation.

However, Decree No. 410/02 which codified Law No. 25,561 and extended Decree No. 214/02, provided that foreign-currency denominated debt governed by “foreign law” fell outside the scope of the provisions of Decree No. 214/02 which required the pesification of liabilities. By introducing this language into the decree provisions, the government tried to narrow the meaning of “rules and regulations of private law” as mentioned in Article 11 of Law 25,561. Further, on December 4, 2003, Law No. 25,820 amended Article 11 of Law 25,561 as follows:

The main differences introduced to the text of Article 11 by Law 25,820 are:

(a) The language referring to “debt obligations existing as of the enactment date” was replaced by “debt obligations existing as of January 6, 2002”

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

12. Financial restructuring (continued)

(b) The language referring to “rules and regulations of private law” was eliminated as a preexisting condition to the pesification of foreign-currency denominated liabilities, and it may thus be argued that it would not be relevant whether or not these liabilities are governed by foreign law

(c) The pesification is not temporary, meaning that creditors will not receive the pesified amounts on account of the total debt as previously stated; however

(d) Any party may request an adjustment within the context of the law, thus permitting renegotiation between willing parties to share the cost of the devaluation of the peso as previously stated in decree 214/02 and,

(e) The pesified liabilities are adjusted based on a reference index, i.e. CER, as appropriate.

Notwithstanding the foregoing, and taking into account the restructuring proposals made to the Telecom Group’s creditors in January 2004 and the APE solicitation statement discussed in (d) above, management has decided to honor the original currencies of its foreign-currency denominated liabilities.

Since the Telecom Group has received notices of acceleration due to the default situation described above, the balances were reclassified as current liabilities as of December 31, 2003. On the other hand, as indicated in Note 8, the outstanding indebtedness under the TITAN agreement amounting to $59 (US$20 million) has been refinanced successfully. Accordingly, these balances were reclassified to non-current liabilities as of December 31, 2003. Also, the Telecom Group’s subsidiary, Nucleo, has also refinanced a portion of its debt amounting to $27, which has been reclassified to non-current liabilities as of December 31, 2003.

13. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Telecom Group is divided into three main lines of business: Voice, data and Internet services, wireless telecommunication services and directory publishing services. The Telecom Group manages its segments to the net income (loss) level of reporting.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the years ended December 31, 2003, 2002 and 2001, more than 90 percent of the Telecom Group’s revenues were from services provided within Argentina.

More than 95% of the Telecom Group’s fixed assets are in Argentina.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

13. Segment information (continued)

Segment financial information was as follows:

For the year ended December 31, 2003

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Nortel	Total
Net sales	2.556	1.163	34	—	3.753

Salaries and social security	(424)	(74)	(8)	(1)	(507)
Turnover tax	(86)	(51)	—	—	(137)
Materials and supplies	(117)	(33)	(14)	—	(164)
Bad debt expense	3	(10)	(4)	—	(11)
Interconnection costs	(136)	—	—	—	(136)
Cost of international outbound calls	(76)	—	—	—	(76)
Lease of circuits	(29)	(9)	—	—	(38)
Fees for debt restructuring	(12)	(4)	—	—	(16)
Fees for services	(69)	(9)	(2)	(2)	(82)
Management fees	(2)	—	—	—	(2)
Advertising	(23)	(20)	(1)	—	(44)
Cost of cellular handsets	—	(22)	—	—	(22)
Commissions	(57)	(103)	—	—	(160)
Others	(164)	(211)	(2)	—	(377)

Operating income before depreciation and amortization	1.364	617	3	(3)	1.981
Depreciation of fixed assets	(1.436)	(327)	(5)	—	(1.768)
Amortization of intangible assets	(63)	(46)	—	—	(109)

Operating (loss) income	(135)	244	(2)	(3)	104
Equity gain from related companies	—	—	2	—	2
Financial results, net	(132)	168	12	7	55
Other expenses, net	(121)	(37)	(10)	1	(167)
Gain on repurchase of debt	280	90	6	—	376

Net income (loss) before income tax and minority interest	(108)	465	8	5	370
Income tax	—	11	(4)	—	7
Minority interest	—	(21)	—	(159)	(180)

Net income (loss)	(108)	455	4	(154)	197

❑ Balance sheet information

Fixed assets, net	6,443	1,554	4	—	8,001
Intangible assets, net	110	731	4	—	845
Capital expenditures	81	101	—	—	182
Investment in intangible assets	—	4	—	—	4
Depreciation of fixed assets (a)	(1,436)	(343)	(5)	—	(1,784)
Amortization of intangible assets (b)	(67)	(58)	—	—	(125)
(a) Includes $16 in Foreign currency translation adjustments.
(b) Includes $6 in Financial results, net and $10 in Foreign currency translation adjustments.

❑ Cash flow information

Cash flows provided by operating activities	1,509	499	7	(6)	2,009

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(91)	(77)	—	—	(168)
Increase in investments not considered as cash and cash equivalents	(85)	(92)	—	—	(177)

Total cash flows used in investing activities	(176)	(169)	—	—	(345)

Cash flows from financing activities:
Debt proceeds	—	(11)	—	—	(11)
Repurchase of debt	(328)	(87)	(7)	—	(422)
Payment of interest and debt-related expenses	(283)	(52)	—	—	(335)
Inter-segment transfers of cash	5	(5)	—	—	—

Total cash flows used in financing activities	(606)	(155)	(7)	—	(768)

Increase in cash and cash equivalents	727	175	—	(6)	896
Cash and cash equivalents at the beginning of year	1,059	253	2	20	1,334

Cash and cash equivalents at year end	1,786	428	2	14	2,230

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

13. Segment information (continued)

For the year ended December 31, 2002

❑Income	statement information

	Voice, data and Internet	Wireless	Directories publishing	Nortel	Total
Net sales	2,954	1,035	23	—	4,012

Salaries and social security	(472)	(92)	(23)	(1)	(588)
Turnover tax	(91)	(40)	(1)	—	(132)
Materials and supplies	(144)	(33)	(11)	—	(188)
Bad debt expense	(129)	(54)	(6)	—	(189)
Interconnection costs	(141)	—	—	—	(141)
Cost of international outbound calls	(103)	—	—	—	(103)
Lease of circuits	(24)	(17)	—	—	(41)
Fees for debt restructuring	(15)	(3)	—	—	(18)
Fees for services	(85)	(10)	(3)	(3)	(101)
Management fees	(23)	—	—	—	(23)
Advertising	(14)	(14)	—	—	(28)
Cost of cellular handsets	—	(12)	—	—	(12)
Commissions	(70)	(62)	—	—	(132)
Others	(254)	(175)	(4)	—	(433)

Operating income (loss) before depreciation and amortization	1,389	523	(25)	(4)	1,883
Depreciation of fixed assets	(1,558)	(416)	(6)	—	(1,980)
Amortization of intangible assets	(66)	(45)	—	—	(111)

Operating income (loss)	(235)	62	(31)	(4)	(208)
Equity gain from related companies	(15)	—	(8)	—	(23)
Depreciation of goodwill	(10)	—	—	—	(10)
Financial results, net	(4,275)	(1,000)	(27)	1	(5,301)
Other expenses, net	(101)	(58)	(17)	2	(174)

Net loss before income tax and minority interest	(4,636)	(996)	(83)	(1)	(5,716)
Income tax	1,104	186	14	—	1,304
Minority interest	—	25	—	1,984	2,009

Net loss	(3,532)	(785)	(69)	1,983	(2,403)

❑ Balance sheet information

Fixed assets, net	7,881	1,800	8	—	9,689
Intangible assets, net	177	765	4	—	946
Capital expenditures	174	63	1	—	238
Investment in intangible assets	1	28	—	—	29
Depreciation of fixed assets (a)	(1,558)	(419)	(6)	—	(1,983)
Amortization of intangible assets (b)	(73)	(50)	—	—	(123)
(a) Includes $3 in Foreign currency translation adjustments.
(b) Includes $9 in Financial results, net and $3 in Foreign currency translation adjustments.

❑ Cash flow information

Cash flows provided by operating activities	1,297	370	—	5	1,672

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(260)	(154)	—	—	(414)
Decrease (increase) in investments not considered as cash and cash equivalents	112	(10)	—	—	102

Total cash flows used in investing activities	(148)	(164)	—	—	(312)

Cash flows from financing activities:
Decrease in debt, net	(4)	(20)	—	—	(24)
Payment of interest and debt-related expenses	(357)	(89)	—	—	(446)
Inter-segment transfers of cash	(85)	85	—	—	—

Total cash flows used in financing activities	(446)	(24)	—	—	(470)

Increase in cash and cash equivalents	703	182	—	5	890
Cash and cash equivalents at the beginning of year	356	71	2	15	444

Cash and cash equivalents at year end	1,059	253	2	20	1,334

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

13. Segment information (continued)

For the year ended December 31, 2001

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Nortel	Total
Net sales	5,131	1,822	103	—	7,056

Salaries and social security	(882)	(178)	(90)	—	(1,150)
Turnover tax	(162)	(69)	(4)	—	(235)
Materials and supplies	(286)	(37)	(26)	—	(349)
Bad debt expense	(406)	(135)	(26)	—	(567)
Interconnection costs	(214)	—	—	—	(214)
Cost of international outbound calls	(71)	—	—	—	(71)
Lease of circuits	(38)	(31)	—	—	(69)
Fees for services	(167)	(24)	(24)	(2)	(217)
Management fees	(231)	—	—	—	(231)
Advertising	(132)	(46)	(2)	—	(180)
Cost of cellular handsets	—	(113)	—	—	(113)
Commissions	(129)	(121)	—	—	(250)
Others	(377)	(327)	(11)	—	(715)

Operating income (loss) before depreciation and amortization	2,036	741	(80)	(2)	2,695
Depreciation of fixed assets	(1,292)	(394)	(4)	—	(1,690)
Amortization of intangible assets	(71)	(63)	—	—	(134)

Operating income (loss)	673	284	(84)	(2)	871
Equity gain from related companies	(6)	—	—	—	(6)
Depreciation of goodwill	(17)	(1)	—	—	(18)
Financial results, net	(361)	(146)	—	—	(507)
Other expenses, net	(99)	(22)	(9)	—	(130)

Net income (loss) before income tax	190	115	(93)	(2)	210
Income tax	(86)	(59)	33	—	(112)
Minority interest	—	—	—	(45)	(45)

Net income (loss)	104	56	(60)	(47)	53

❑ Balance sheet information

Fixed assets, net	8,772	1,828	13	—	10,613
Intangible assets, net	251	786	4	—	1,041
Capital expenditures	727	300	7	—	1,034
Investment in intangible assets	15	66	—	—	81
Depreciation of fixed assets	(1,292)	(394)	(4)	—	(1,690)
Amortization of intangible assets (a)	(78)	(67)	—	—	(145)

(a)	Includes $11 in Financial results, net.

❑ Cash flow information

	Voice, data and Internet	Wireless	Directories publishing	Nortel	Elimination	Total
Cash flows provided by operating activities	1,995	433	4	261	(259)	2,434
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(854)	(550)	(7)	—	—	(1,411)
Increase in investments not considered as cash and cash equivalents	(7)	—	—	—	—	(7)

Total cash flows used in investing activities	(861)	(550)	(7)	—	—	(1,418)

Cash flows from financing activities:
Repurchase of debt	40	108	4	(31)	—	121
Payment of interest and debt-related expenses	(817)	(147)	—	(2)	—	(966)
Dividends paid	(467)	—	—	(117)	467	(117)
Dividends paid to minority shareholders of Telecom Argentina	—	—	—	—	(208)	(208)
Redemption of Class “A” preferred shares	—	—	—	(151)	—	(151)
Inter-segment transfers of cash	(220)	220	—	—	—	—

Total cash flows used in financing activities	(1,464)	181	4	(301)	259	(1,321)

Increase in cash and cash equivalents	(330)	64	1	(40)	—	(305)
Cash and cash equivalents at the beginning of year	686	7	1	55	—	749

Cash and cash equivalents at year end	356	71	2	15	—	444

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

14. Selected consolidated quarterly information (unaudited)

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income (loss)	Financial results, net	Net income (loss)
Year 2003:
March 31,	851	452	(25)	961	497
June 30,	899	490	17	58	206
September 30,	961	503	30	(490)	(279)
December 31,	1.042	536	82	(474)	(227)

	3,753	1,981	104	55	197

Year 2002:
March 31,	1,373	610	68	(5,470)	(2,041)
June 30,	921	411	(90)	(1,450)	(494)
September 30,	857	396	(123)	1,059	269
December 31,	861	466	(63)	560	(137)

	4,012	1,883	(208)	(5,301)	(2,403)

Year 2001:
March 31,	1,796	695	251	(123)	37
June 30,	1,741	683	225	(122)	11
September 30,	1,818	733	272	(122)	25
December 31,	1,701	584	123	(140)	(20)

	7,056	2,695	871	(507)	53

15. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of December 31,
	2003	2002
ASSETS
Current Assets
Cash and banks	$1	$—
Investments	13	20

Total current assets	14	20

Non-Current Assets
Investments	639	447

Total non-current assets	639	447

TOTAL ASSETS	$653	$467

LIABILITIES
Current Liabilities
Salaries and social security payable	1	—
Taxes payable	1	2
Other liabilities	6	17

Total current liabilities	8	19

TOTAL LIABILITIES	$8	$19

SHAREHOLDERS’ EQUITY	$645	$448

TOTAL LIABILITIES, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$653	$467

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

15. Unconsolidated information (continued)

Statements of income:

	Years ended December 31,
	2003	2002	2001
General and administrative expenses	(3)	(4)	(2)
Equity gain (loss) from related companies	192	(2,402)	55
Financial results, net	7	1	—
Other income, net	1	2	—

Net income (loss) before income tax	197	(2,403)	53
Income tax benefit, net	—	—	—

Net income (loss)	$197	$(2,403)	$53

Condensed statements of cash flows:

	Years ended December 31,
	2003	2002	2001
Cash flows provided by operating activities	$(6)	$5	$261
Cash flows from investing activities
Proceeds (payment) of debt	—	—	(31)
Payment of interest and debt-related expenses	—	—	(2)
Dividends paid	—	—	(117)
Redemption of Class “A” preferred shares	—	—	(151)

Total cash flows used in investing activities	—	—	(301)

Increase (decrease) in cash and cash equivalents	(6)	5	(40)
Cash and cash equivalents at the beginning of year	20	15	55

Cash and cash equivalents at year end	$14	$20	$15

16. Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

I. Differences in measurement methods

Inflation accounting

As indicated in Note 3.c., in March 2003, the Argentine government issued a decree prohibiting companies from restating financial statements for the effects of inflation and instructing the CNV to issue applicable regulations to ensure that no price-level restated financial statements are accepted. In April 2003, the CNV issued a resolution discontinuing inflation accounting as of March 1, 2003. As a result, the Company’s consolidated financial statements include the effects of inflation until February 28, 2003. Comparative figures were also restated until that date. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from Argentine GAAP.

Under US GAAP, financial statements are prepared on a historical cost basis. However, the following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation required by the CNV, because, as permitted by the SEC, the application of this resolution represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than is historical cost-based financial reporting for both Argentine and US accounting purposes.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

16. Differences between Argentine GAAP and US GAAP (continued)

	Years ended December 31,
	2003	2002	2001
Reconciliation of net income (loss):

Total net income (loss) under Argentine GAAP	$197	$(2,403)	$53
US GAAP adjustments:
Redeemable preferred shares (a)	(48)	148	(48)
Translation of foreign-currency transactions as of December 31, 2001 (b)	—	3,552	(3,552)
Accounting for derivative instruments and hedging activities (c)	—	—	(*) —
Foreign currency translation (d)	(53)	64	—
Capitalization of foreign currency exchange differences (e)	196	(762)	—
Restructuring and repurchase of debt (f)	23	(43)	—
Other adjustments (g)	6	(5)	3
Tax effects on US GAAP adjustments (h)	(79)	(960)	1,244
Valuation allowance of tax credits (i)	24	908	(1,296)
Minority interest (j)	(44)	(1,258)	1,630

Net income (loss) under US GAAP	$222	$(759)	$(1,966)

(*)	The derivative financial instruments have been effective during the fiscal year 2001. Therefore, there are no charges to earnings due to the ineffectiveness of such contracts during such year.

	As of December 31,
	2003	2002	2001
Reconciliation of shareholders’ equity:

Total shareholders’ equity under Argentine GAAP	$645	$448	$2,851
US GAAP adjustments:
Redeemable preferred shares (a)	(484)	(436)	(584)
Translation of foreign-currency transactions as of December 31, 2001 (b)	—	—	(3,552)
Accounting for derivative instruments and hedging activities (c)	—	—	(209)
Foreign currency translation (d)	38	115	—
Capitalization of foreign currency exchange differences (e)	(566)	(762)	—
Restructuring and repurchase of debt (f)	(20)	(43)	—
Other adjustments (g)	7	1	6
Tax effects on US GAAP adjustments (h)	205	284	1,317
Valuation allowance of tax credits (i)	(364)	(388)	(1,296)
Minority interest (j)	310	341	1,691

Shareholders’ equity (deficit) under US GAAP	$(229)	$(440)	$224

	Years ended December 31,
	2003	2002	2001
Description of changes in shareholders’ equity under US GAAP:

Shareholders’ (deficit) equity as of the beginning of the year	$(440)	$224	$2,301
Cash dividends	—	—	(54)
Other comprehensive (loss) income	(11)	95	(57)
Net income (loss) under US GAAP	222	(759)	(1.966)

Shareholders’ equity (deficit) as of the end of the year	$(229)	$(440)	$224

a) Preferred shares

Under Argentine GAAP, and as described in Note 4.s, redeemable preferred shares (Class “A” preferred shares for Nortel) are included under the “Shareholders’ equity” caption, considering the economical and contractual entity of these shares.

Under U.S. GAAP, the redeemable Class “A” Preferred Shares were considered as liabilities, with the corresponding accrued and unpaid dividends.

b) Translation of foreign-currency transactions as of December 31, 2001

The Argentine government declared exchange holidays all working days between December 21, 2001 and January 10, 2002. On January 11, 2002, when the exchange market first opened, the exchange rate was $ 1.4 to US$ 1 (buying rate) and $ 1.6 to US$ 1 (selling rate). As of December 31, 2001, under Argentine GAAP, the Telecom Group accounted for its foreign currency assets and liabilities at an exchange rate of $ 1 to US$ 1.

Under US GAAP, the Telecom Group applied the guidance set forth in the EITF D-12 “Foreign Currency Translation – Selection of the Exchange Rate When Trading is Temporarily Suspended”, that states that when exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchange could be made shall be used. Accordingly, under US GAAP, the Telecom Group accounted for its foreign currency assets and liabilities using the buying rate of $1.4 and the selling rate of $1.6 to the dollar, as appropriate.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

16. Differences between Argentine GAAP and US GAAP (continued)

During the year ended December 31, 2002, this foreign currency exchange loss recognized under US GAAP at the end of fiscal year 2001, was recorded in net income (loss) for Argentine GAAP purposes; so at December 31, 2002 there is no difference between Argentine GAAP and US GAAP for the valuation of assets and liabilities in foreign currency.

c) Accounting for derivative instruments and hedging activities

Argentine GAAP and US GAAP provide for a similar accounting treatment applicable to derivative financial instruments, except for the following differences included in the reconciling information under US GAAP:

•	under Argentine GAAP, the changes in accounting measurement of effective cash flow hedges are reported as a separate line item “Temporary measurement differences of an effective cash flow hedges” between the liability and equity sections of the balance sheet, while US GAAP provides for their charge to OCI in Shareholders’ equity; and

•	although both standards provide for prospective application thereof as from their initial application, there are differences in their accounting effect in fiscal year 2001, as a result of a difference in the effective date of each standard.

d) Foreign currency translation

As indicated in Note 4.a., under Argentine GAAP, the financial statements of the Telecom Group’s subsidiaries are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

Under US GAAP, financial statements of foreign subsidiaries have been translated into Argentine pesos following the guidelines established in SFAS No. 52, “Foreign Currency Translation” (“SFAS 52”). Under SFAS 52, in the case of foreign subsidiaries whose local currency is not the functional currency, the monetary/non-monetary method of translation has been used to remeasure assets and liabilities to the functional currency prior to translation. This method involves the translation of monetary assets and liabilities at the exchange rate in effect at the end of each period, and the non- monetary assets and liabilities and equity at historical exchange rates (i.e., the exchange rates in effect when the transactions occur). Average exchange rates have been applied for the translation of the accounts that make up the results of the periods, except for those charges related to non-monetary assets and liabilities, which have been translated using historical exchange rates. Translation adjustments are included in the statement of income. Once the assets and liabilities have been remeasured to the functional currency, the current rate method of translation has been used to translate them to the reporting currency, the Argentine Peso for the Telecom Group. This method involves the translation of assets and liabilities at the exchange rate in effect at the end of each period. Average exchange rates have been applied for the translation of the accounts that make up the results of the periods. In this case, translation adjustments are recorded as a separate component of shareholders’ equity.

e) Capitalization of foreign currency exchange differences

As indicated in Note 4.c., under Argentine GAAP, foreign currency exchange differences (gains or losses) on or after January 6, 2002 through July 29, 2003, related to foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established were fulfilled. Under US GAAP, foreign currency exchange differences cannot be capitalized,and are expensed as incurred.

f) Restructuring and repurchase of debt

As explained in Note 8.b., in December 2002, Telecom Personal entered into an amended agreement pursuant to which the outstanding debt under the Promissory Notes (the “old debt” ) was restructured. Accordingly, Telecom Personal issued the BofA Promissory Notes and the Holders Promissory Note (the “new debt”). For Argentine GAAP purposes, the restructuring of the old debt was treated as an exchange of debt instruments with substantially different terms and the old debt was derecognized. For the year ended December 31, 2002, a gain of $43 was recognized in non-operating income. Under Argentine GAAP, the new debt was discounted to its present value using a discount rate of 12%.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

16. Differences between Argentine GAAP and US GAAP (continued)

For US GAAP purposes, the restructuring of the old debt was accounted for in accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS 15”) and EITF 02-04 “Determining whether a debtor’s modification or exchange of debt instruments is within the scope of SFAS 15”, as the creditors made certain concessions due to the financial difficulties of the Telecom Group. SFAS No. 15 requires that a comparison be made between the maximum future cash outflows associated with the new debt (including principal, stated interest and related costs), and the recorded assets and liabilities relating to the outstanding old debt as of the date of the exchange.

In the exchange of the old debt, the maximum future cash outflows associated with the new debt exceeded the carrying value of the assets and liabilities of the old debt tendered for exchange. Accordingly, for US GAAP purposes, no gain was recorded in December 2002 and the value of the new debt was initially recorded at the carrying value of the old debt. The effects of changes in the amount and timing of the future cash payments associated with the new debt were reflected in the year ended December 31, 2002. Interest expense was computed as the discount rate that equated the present value of the future cash payments specified by the new debt with the carrying amount of the old debt. The Telecom Group recorded interest expense on the new debt at a rate of 4.9%. Based on the foregoing, the basis of the liability is different under US GAAP as compared to Argentine GAAP.

However, as further indicated in Note 8.b., in June 2003, Telecom Personal purchased 100% of the BofA Promissory Notes and 8% of the Holders Promissory Note. Under Argentine GAAP, the Telecom Group recognized a net gain on repurchase of debt of approximately $24, which form part of the $376 included in the statement of income. The different basis in the liability under US GAAP gave rise to a difference in the calculation of the gain on repurchase. The reconciling item for 2003 represents the net effect of (1) the adjustment to the gain on repurchase and (2) loss on accretion.

g) Other adjustments

The Telecom Group has aggregated under this caption certain reconciling items which management believes are not significant to the Telecom Group’s financial position and results of operations. These items are described as follows:

•	Inventories

Under Argentine GAAP, inventories are stated at the lower of replacement cost or net realizable value. Under US GAAP, inventories are stated at the lower of cost or market.

•	Present-value accounting

As indicated in Note 4.f., under Argentine GAAP, certain monetary assets and liabilities are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of measurement, unless the company has the intent and ability to dispose of those assets or advance settlement of liabilities. Under US GAAP, present valuing or discounting of these assets and liabilities is precluded.

•	Equity gain (loss) on related companies

The Telecom Group held a 0.15% and 5.75% ownership interest in Intelsat and Nahuelsat as of December 31, 2003, respectively. Under Argentine GAAP, the Telecom Group has recorded these investments at the lower of cost or equity.

As of December 31, 2002, the Telecom Group wrote down its investment in Nahuelsat to zero since its original cost was considered to be permanently impaired based on available information as of that date. However, during the year ended December 31, 2003, under Argentine GAAP, the Telecom Group has written up this investment since management considered that Nahuelsat´s financial situation had improved. This write-up is included in equity gain (loss) from related companies in the statement of income.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

16. Differences between Argentine GAAP and US GAAP (continued)

For US GAAP purposes, the Telecom Group accounts for investments in non-marketable equity securities in accordance with Accounting Principles Board Opinion No. 18 (“APB 18”) and related interpretations. Under APB 18, investments in less than 20% of the capital stock are generally carried at cost. Under the cost method, investments are recorded and reported at original cost until they are partially or entirely disposed of or the original cost value has been impaired. As indicated above, the Telecom Group’s investment in Nahuelsat was written down to zero because its impairment was considered to be permanent, thus establishing a new cost basis for the investment. Subsequent write-ups are precluded under US GAAP.

h) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

i) Valuation allowance of tax credits

Under Argentine GAAP, the Telecom Group has provided a valuation allowance for a portion of its net deferred tax assets, as the future realization of the tax benefit is not considered by management to be more likely than not. Therefore, a full valuation allowance has been provided for net deferred tax assets of Telecom Argentina and Telecom Personal. Also, as indicated in Note 4.n., the Telecom Group is subject to a tax on minimum presumed income. Under Argentine GAAP, the Telecom Group considered the ultimate realization of the credit relating to the minimum presumed income tax to be more likely than not based on current projections and its legal expiration period of 10 years. As such, the Telecom Group deferred this amount as other non-current receivables in the balance sheet.

However, SFAS 109 establishes more specific and strict procedures to assess whether a valuation allowance should be established for deferred tax assets. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a deferred tax asset. Judgment must be used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a valuation allowance is not needed.

Accordingly, under US GAAP, a full valuation allowance has been provided for the tax credits related to tax on minimum presumed income of Telecom Argentina and Telecom Personal and the tax effects on US GAAP adjustments as described in g) above.

j) Minority interest

The adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

k) Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees.

Under US GAAP, Telecom Argentina has elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123. In accordance with AIN-APB No 25 “Accounting for Stock Issued to Employees – Accounting Interpretations of APB Opinion No 25”, the economic substance of a plan established by the principal stockholders is substantially the same for Telecom Argentina and the employee, whether the plan is adopted by Telecom Argentina or a principal stockholder. Consequently, Telecom Argentina should account for this type of plan when one is established or financed by a principal stockholder unless (1) the relationship between the stockholder and Telecom Argentina’s employee is one which would normally result in generosity, (2) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment, or (3) Telecom Argentina clearly does not benefit from the transaction. The rationale established in this Interpretation has been applied to other situations in which a principal stockholder undertakes transactions for the benefit of Telecom Argentina. SAB No. 79 (SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of Telecom Argentina to be accounted for according to its substance and not its form.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

16. Differences between Argentine GAAP and US GAAP (continued)

Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fairvalue of Telecom Argentina’s stock and the exercise price. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

The Argentine Government agreed to establish a Share Ownership Plan, principally for the benefit of the former employees of ENTel transferred to Telecom Argentina. Under the terms of the plan, employees eligible to participate acquired the shares of Telecom Argentina previously held by the Government for an amount significantly less than the then market value of the shares as of the Transfer Date. This discount arises because the eligible employees were only required to pay cash for the shares in an amount equivalent to the cash portion of the proceeds received by the Argentine Government from Nortel. The purchase price formula was originally established during the privatization.

Had Telecom Argentina been required by SEC regulations to include a reconciliation between Argentine GAAP and US GAAP for the fiscal year 1991, it would have included as a reconciling item a charge amounting to $465 in the statement of income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on shareholders´ equity or cash flows determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by Nortel as of the Transfer Date and the purchase price to be paid by eligible employees.

l) Indefinite-life intangibles impairment testing

As indicated in Note 4.k., the Telecom Group identified the PCS license as an indefinite life intangible. Under Argentine GAAP, indefinite life intangibles are not amortized but tested annually for impairment. The carrying value of these intangibles is considered impaired by the Telecom Group when the expected cash flows, undiscounted and without interest, from such assets are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The Telecom Group concluded that an impairment loss was not necessary.

Under US GAAP, the Telecom Group adopted SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), on January 1, 2002. Telecom determined that its license met the definition of indefinite-lived intangible assets under SFAS 142. Therefore, upon adoption of SFAS 142 Telecom ceased amortizing its license cost, and tested it annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This valuation determined that the carrying amount of the license did not exceed the fair value of the assets. As a result, no impairment has been recognized for US GAAP purposes.

m) Goodwill

Under Argentine GAAP, the Telecom Group continued to amortize goodwill until it was fully amortized during the year ended December 31, 2002. In prior periods, goodwill represented the excess of purchase price over the fair market value of a business acquired. For the year ended December 31, 2002, the amortization charge was $10.

Under US GAAP, Telecom adopted the provisions of SFAS 142 on January 1, 2002. Under the provisions of SFAS 142, goodwill is not amortized, but tested for impairment annually, or whenever there is an impairment indicator. As required by SFAS 142, Telecom ceased amortization and performed a transitional goodwill impairment assessment at the reporting unit level to determine whether there was an indication that goodwill was impaired at the date of adoption. As a result of the test, the Telecom Group determined that the carrying value of goodwill was not supported by estimated future cash flows, and accordingly, recorded an impairment charge of $10, which represented the full amount of unamortized goodwill at the time of the test.

As such, the carrying value of goodwill is zero for both Argentine GAAP and US GAAP purposes and therefore no reconciling item is presented.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

16. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

a) Disclosure of lease information

Under US GAAP, additional disclosures are required as per SFAS 13 “Accounting for Leases”, and subsequent pronouncements, as follows:

Operating leases

In the normal course of business, the Telecom Group leases cell sites, switch sites, satellite capacity and circuits under various noncancelable operating leases that expire on various dates through 2013. Rent expense is recognized ratably over the lease term. Future minimum lease payments as of December 31, 2003, are as follows:

Year ending December 31, 2004	41
Year ending December 31, 2005	14
Year ending December 31, 2006	9
Year ending December 31, 2007	7
Thereafter	9

Total	$80

Rental expense for the years ended December 31, 2003, 2002 and 2001 is included in Note 17.h.

Capital leases

As indicated in Note 4.j., the Telecom Group has no capital leases as of December 31, 2003, as a consequence of the expiration during the fiscal year 2003 of the computer equipment leasing contracts.

Depreciation expense related to fixed assets under capital leases was $42, $45 and $44 for the years ended December 31, 2003, 2002 and 2001, respectively. Such amounts are included in the amounts disclosed in Note 17.a.

Interest (expense) income related to capital leases was approximately $nil, $3 and $3 for the years ended December 31, 2003, 2002 and 2001, respectively.

b) Disclosures about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133, supersedes SFAS No. 105 and SFAS No. 119 and amends SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 3.g. for details of concentration of credit risk.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Telecom Group’s fair values should not be compared to those of other companies.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

16. Differences between Argentine GAAP and US GAAP (continued)

Under the Statement, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Telecom Group. For certain assets and liabilities, the information required under the Statement is supplemental with additional information relevant to an understanding of the fair value.

The methods and assumptions used to estimate the fair values of each class of financial instruments as of December 31, 2003 and December 31, 2002 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting of time deposits and mutual funds, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

Government securities

The fair value of government securities is based on quoted market prices for those or similar investments.

	As of December 31,
	2003		2002
	Carrying amount	Fair value	Carrying amount	Fair value
Government securities	111	85	234	175

Accounts receivable, net

Carrying amounts are considered to approximate fair value. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Accounts payable

The carrying amount of accounts and notes payable reported in the balance sheet approximates its fair value.

Debt

The fair value of the Telecom Group’s debt as of December 31, 2003 is estimated based on quoted market prices for the same or similar issues. The fair value of such debt was $7,645 and the related carrying amount was $10,082.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

c) Benefit under Collective Bargaining Agreement

As described in Note 4.o., retirement benefits consist of the payment of a single lump sum at retirement equal to one salary for each five years of service due to normal retirement, death or disability. Those employees who voluntary resign (for any reason) or retire for other reasons are ineligible. The Telecom Group accounts for such benefits under SFAS 87.

The following tables summarize benefit costs for the years ended December 31, 2003, 2002 and 2001, as well as the benefit obligations associated with postretirement benefit plans as of December 31, 2003 and 2002:

	As of December 31,
	2003	2002
Accumulated benefit obligation	$5	$2
Effect of future compensation increases	3	4

Projected benefit obligation	$8	$6

	Years ended December 31,
	2003	2002	2001
Service cost	$1	$—	$1
Interest cost	1	1	1
Settlement loss (gain) and other	—	(2)	(2)

Total benefit cost (gain)	$2	$(1)	$—

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

16. Differences between Argentine GAAP and US GAAP (continued)

The actuarial assumptions used are based on market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2003	2002	2001
Discount rate (1)	10%	10%	8%
Projected increase rate in compensation	2-10%	6-27%	0%

(1)	Represents estimates of real rate of interest rather than nominal rate.

d) Risks and uncertainties

The Telecom Group’s customers are mostly concentrated in Argentina. Social, political and economic conditions in Argentina are volatile and may impair the Telecom Group’s operations. This volatility could make it difficult for the Telecom Group to develop its business, generate revenues or achieve or sustain profitability. Historically, volatility has been caused by: currency devaluation, significant governmental influence over many aspects of local economies, political and economic instability, unexpected changes in regulatory requirements, social unrest or violence, slow or negative economic growth, imposition of trade barriers, and wage and price controls. Most or all of these factors occurred at various times in the past few years and still occur today in the Telecom Group’s core target market in Argentina. The Telecom Group has no control over these matters.

The Telecom Group’s future results of operations and financial condition could be impacted by the following factors, among others:

•	the ability to finance and manage expected growth;

•	customer churn-rates;

•	impact of competitive services, products and pricing;

•	dependence on key personnel;

•	legal proceedings;

•	ability to successfully restructure its debt (see Note 12 for details); and

•	government regulation.

e) Balance sheet classification differences

Deferred income taxes

Under Argentine GAAP, the net deferred tax asset has been classified as a non-current other receivable.

Under US GAAP, the Company applies the principles of SFAS 109. Pursuant to SFAS 109, the classification of the deferred tax for a temporary difference is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting or for loss carryforwards, the deferred tax should be classified according to the expected reversal date of the temporary difference or carryforward.

As of December 31, 2003 the net current deferred tax asset is $90 and the net non-current deferred tax liability is $70 under US GAAP.

Restricted cash

Under Argentine GAAP, as described in Note 11.d. and 12, the Telecom Group has classified restricted cash amounting to $11.2 as other receivables. Under US GAAP, restricted cash may be shown as a separate line item on the face of the balance sheet or classified as cash or investments, as appropriate, but identified in the notes to the financial statements. Restricted cash at December 31, 2003 represented cash in escrow related to certain judicial proceedings.

Revenue recognition

As indicated in Note 4.b., under Argentine GAAP, installation fees are recognized at the time of installation or activation. Associated direct expenses are expensed as incurred. These costs exceed installation revenues for all periods presented.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

16. Differences between Argentine GAAP and US GAAP (continued)

For US GAAP purposes, non-refundable installation fees are deferred and recognized over the estimated customer relationship period. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to the amount of deferred revenues. Since installation costs exceed installation revenues for all periods presented and considering that this excess is recognized immediately, there is no measurement difference between Argentine GAAP and US GAAP in this regard. However, the amount of assets and liabilities under US GAAP would differ as a result of the deferral of revenues and related costs. Additionally, this effect for US GAAP purposes of recording the related deferred asset and liability is not significant for the periods presented.

Held-to-maturity investments

Under Argentine GAAP, the Telecom Group reclassified as of December 31, 2002, certain held-to-maturity investments as current assets. Under US GAAP, these investments are classified as non-current assets.

f) Income statement classification differences

The following table reconciles the operating income (loss) as shown in the statement of income under Argentine GAAP to the operating income (loss) that would be reported under US GAAP, which contemplate classification differences under US GAAP:

	Years ended December 31,
	2003	2002	2001
Operating income (loss) under Argentine GAAP	$104	$(208)	$871
Foreign currency translation	(5)	(12)	—
Capitalization of foreign currency exchange differences	121	135	—
Goodwill	—	(10)	—
Other expenses, net as operating loss under US GAAP	(167)	(174)	(130)
Other	(2)	—	—

Operating income (loss) under US GAAP	$51	$(269)	$741

g) Earnings per share

Under Argentine GAAP, the Company computes net income (loss) per common share by dividing the net income (loss) for the period by the number of weighted common shares outstanding.

Under US GAAP, basic and diluted net income (loss) per share are presented in conformity with SFAS No. 128 “Earnings per Share” for all periods presented.

Basic net income (loss) per share is computed by dividing the net income (loss) available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in SFAS No. 128.

The following tables set forth the computation of basic and diluted net income (loss) per share for the years indicated:

	Years ended December 31,
	2003	2002	2001
Common Shares:
Numerator:
Net income (loss) under US GAAP	$222	$(759)	$(1,966)
Net (income) loss available to Preferred Shares Class B	(109)	372	962
Net income (loss) available to common shares	113	(387)	(1,004)
Denominator:
Number of common shares outstanding	5,330,400	5,330,400	5,330,400
Basic and diluted net income (loss) per common share	$21.26	$(72.69)	$(188.28)

Preferred Shares Class B:
Numerator:
Net (income) loss available to Preferred Shares Class B	$109	$(372)	$(962)
Denominator:
Number of Preferred Shares Class B outstanding	1,470,455	1,470,455	1,470,455
Basic and diluted net income (loss) per Preferred Shares Class B	$73.90	$(252.67)	$(654.49)

h) Statements of cash flows

The statement of cash flows presented in the primary financial statements are prepared using Argentine GAAP numbers. Under both Argentine GAAP and US GAAP, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the totals that would be reported in a statement of cash flows prepared using US GAAP numbers. However, as discussed further below, certain differences do exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities that would be prepared under SFAS No. 95 “Statement of Cash Flows”.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

16. Differences between Argentine GAAP and US GAAP (continued)

Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. A table reconciling the balances included as cash and banks in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows is included in Note 6 to the financial statements.

Under Argentine GAAP, cash outflows for the repayment of seller financing for the acquisition of productive assets were reported as investing activities. Under US GAAP, these transactions would be classified as cash flows from financing activities. Also, under Argentine GAAP, payments to creditors for interest were reported as financing activities whereas these transactions would be classified as cash flows from operating activities for US GAAP purposes.

In addition, under Argentine GAAP the effects of inflation and exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by US GAAP. Note 6 includes a table that presents such disclosures.

i) Severance indemnities

Under Argentine law and labor agreements, the Telecom Group is required to make minimum severance payments to its employees dismissed without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Telecom Group follows the guidelines established by SFAS No. 112, “Employers’ Accounting for Post-employment Benefits”, and SFAS No. 43, “Accounting for Compensated Absences”, which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Telecom Group expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Telecom Group has not recorded such liability.

j) Investments in debt securities

Under US GAAP, in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Telecom Group has classified its investments in government bonds as held-to-maturity securities. Note 17.c to the Argentine GAAP financial statements presents the additional disclosure requirements in accordance with SFAS 115.

k) Other comprehensive income

Under US GAAP, the Company adopted SFAS No. 130 (“SFAS 130”), “Reporting Comprehensive Income”. SFAS 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

	Years ended December 31,
	2003	2002	2001
Net income (loss) under US GAAP	$222	$(759)	$(1,966)
Other comprehensive income:
Derivative financial instruments
– Change on derivative financial instruments	—	(139)	(305)
– Reclassification into earnings	—	348	145
Foreign currency translation	(19)	38	—
Tax benefit (expense)	—	(73)	55
Minority interest	8	(79)	48

Comprehensive income (loss)	$211	$(664)	$(2,023)

	As of December 31,
	2003	2002	2001
Accumulated other comprehensive income (a)	$10	$20	$(74)

(a)	Accumulated other comprehensive income as of December 31, 2003 represents charges related to foreign currency translation adjustments.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

16. Differences between Argentine GAAP and US GAAP (continued)

l) Valuation and qualifying accounts

Under Rule 12-09 of Regulation S-X of the SEC, the Company is required to file Schedule II “Valuation and qualifying accounts”. This schedule is designed to present an analysis of valuation reserves, such as the allowance for doubtful accounts. Note 17.e to the Argentine GAAP financial statements presents the reserves activity of the Company for the periods presented. The Company considers this information is similar in format and content to that required by the SEC.

m) Disclosure of guarantees

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that upon issuance of a guarantee, a guarantor must disclose and recognize a liability for the fair value of an obligation assumed under a guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for interim or annual periods that end after December 15, 2002.

The guarantees issued by the Telecom Group as of December 31, 2003, are as follows:

In connection with Telecom Personal’s licenses to render PCS services, Telecom Argentina has granted sureties on promissory notes issued by Telecom Personal to the order of the Department of Communications:

•	for US$22.5 million (with a maturity date of May 7, 2002) as a performance guarantee in accordance with the list of conditions for the PCS service in Areas I and III;

•	together with Telefónica de Argentina S.A., on a promissory note issued by Miniphone S.A. for $15 million (with a maturity date of October 27, 2000) as a performance guarantee in accordance with the list of conditions for the PCS service in Area II; and

•	together with Telefónica de Argentina S.A. on a promissory note issued jointly by Telefónica Comunicaciones Personales S.A. and Telecom Personal S.A. for $30 million (with a maturity date of November 7, 2000), for the PCS service in the Area II.

Telecom Personal has submitted a report to the regulatory agency responsible for PCS service regulation stating that it has complied with its obligations under the licenses and notes, requesting the release of these promissory notes. Telecom Personal currently expects that once this regulatory agency has reviewed its report, the performance guarantees issued to ensure Telecom Personal’s compliance will be released. However, Telecom Personal cannot provide any assurance of this release as the Department of Communications has denied similar requests in the past.

n) Recently issued accounting pronouncements

In December 2003, the FASB issued a revision (“FIN 46R”) to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (the “Interpretation”). FIN 46R clarifies the application of ARB No. 51 “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of those entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s residual returns, or both.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

16. Differences between Argentine GAAP and US GAAP (continued)

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which was issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ended after December 15, 2003. We and Telecom do not currently have any interests that we believe fall within the scope of FIN 46 or FIN 46R and so we anticipate that the adoption of FIN 46 and FIN 46R will not have a material impact on our consolidated financial position, cash flows and results of operations.

In April 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. In the opinion of our and Telecom’s management, the adoption of this rule has not had effect on net income or shareholders’ equity.

The Telecom Group currently applies the provisions of Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (revised by SAB No. 104), to account for revenue arrangements with multiple deliverables. These arrangements include transactions such as the sale of wireless service with an accompanying handset. In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”, which affects revenue arrangements entered into by the Telecom Group after January 1, 2004. Issue No. 00-21 requires that revenue arrangements with multiple deliverables be divided into separate units of accounting if the deliverables in the arrangement meet specific criteria and generally requires that arrangement consideration be allocated among the separate units of accounting based on their relative fair values. Revenue recognition is then considered separately for each unit of accounting. The Telecom Group is currently assessing the impact of this issue on its financial statements.

17. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a. Fixed assets, net

b. Intangible assets, net

c. Securities and equity investments

d. Current investments

e. Allowances and provisions

f. Cost of services

g. Foreign currency assets and liabilities

h. Expenses

i. Aging of assets and liabilities

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

17. Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Capitalization and/or reversal of foreign currency exchange differences	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the year
Land	120	—	—	—	(1)	—	119
Building	1,671	4	(1)	—	5	(5)	1,674
Transmission equipment	5,068	10	(34)	11	59	(2)	5,112
Switching equipment	3,847	2	(21)	4	19	(4)	3,847
Power equipment	529	1	—	3	4	(1)	536
External wiring	5,955	—	(17)	—	5	—	5,943
Telephony equipment, instruments and systems for improvement in services	855	1	(1)	7	4	(2)	864
Cellular handsets given to customers at no charge	325	3	—	5	—	(1)	332
Vehicles	111	1	—	—	—	(3)	109
Furniture	107	—	—	—	—	—	107
Installations	503	5	—	1	2	—	511
Computer equipment	2,472	19	(2)	5	17	—	2,511
Work in progress	116	73	—	1	(124)	(3)	63
Materials	55	63	—	1	10	(39)	90

Total as of December 31, 2003	21,734	182	(a) (76)	38	—	(60)	21,818

Total as of December 31, 2002	20,717	238	897	23	—	(141)	21,734

	Depreciation					Net carrying value as of December 31, 2003	Net carrying value as of December 31, 2002
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Decreases and transfers	Accumulated as of the end of the year
Land	—	—	—	—	—	119	120
Building	(609)	4 – 9	(76)	1	(684)	990	1,062
Transmission equipment	(2,665)	10 – 11	(503)	4	(3,164)	1,948	2,403
Switching equipment	(2,315)	10	(373)	2	(2,686)	1,161	1,532
Power equipment	(268)	10 – 20	(52)	—	(320)	216	261
External wiring	(3,252)	7	(323)	2	(3,573)	2,370	2,703
Telephony equipment, instruments and systems for improvement in services	(615)	13 – 18	(68)	—	(683)	181	240
Cellular handsets given to customers at no charge	(316)	50	(12)	—	(328)	4	9
Vehicles	(90)	20 –40	(12)	3	(99)	10	21
Furniture	(69)	10 – 20	(7)	—	(76)	31	38
Installations	(314)	9 – 33	(44)	—	(358)	153	189
Computer equipment	(1,532)	18 – 33	(314)	—	(1,846)	665	940
Work in progress	—	—	—	—	—	63	116
Materials	—	—	—	—	—	90	55

Total as of December 31, 2003	(12,045)		(c) (1,784)	(b) 12	(13,817)	(e) 8,001	9,689

Total as of December 31, 2002	(10,104)		(d) (1,983)	42	(12,045)	9,689

(a)	Includes (24) corresponding to the reversal of gross capitalized foreign currency exchange differences upon repurchase of debt. This amount less related depreciation of $3 forms part of the gain on repurchase of debt (see Note 5.o.).
(b)	Includes 3 corresponding to depreciation related to the reversal of foreign currency exchange differences as explained in (a) above.
(c)	Includes (121) corresponding to the depreciation of capitalized foreign currency exchange differences and (16) corresponding to foreign currency translation adjustments.
(d)	Includes (135) corresponding to the depreciation of capitalized foreign currency exchange differences and (3) corresponding to foreign currency translation adjustments.
(e)	Includes 4 corresponding to the net carrying value of the capitalized cost of asset retirement obligations.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

17.	Other financial statement information (continued)

(b)	Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	Decreases	As of the end of the year
Software obtained or developed for internal use	423	4	3	—	430
Debt issue costs	79	—	1	—	80
PCS license	662	—	—	—	662
Band B license (Paraguay)	101	—	16	—	117
Rights of use	45	—	—	—	45
Exclusivity agreements	98	—	—	—	98
Website development costs	2	—	—	—	2
Trademarks	8	—	—	—	8

Total as of December 31, 2003	1,418	4	20	—	1,442

Total as of December 31, 2002	1,390	29	1	(2)	1,418

	Amortization				Net carrying value as of December 31, 2003	Net carrying value as of December 31, 2002
Principal account	Accumulated as of the beginning of the year	Amount		Accumulated as of the end of the year
Software obtained or developed for internal use	(215)	(a)	(86)	(301)	129	208
Debt issue costs	(65)	(b)	(7)	(72)	8	14
PCS license	(71)		—	(71)	591	591
Band B license (Paraguay)	(50)	(c)	(21)	(71)	46	51
Rights of use	(17)	(d)	(3)	(20)	25	28
Exclusivity agreements	(48)	(e)	(8)	(56)	42	50
Website development costs	(2)		—	(2)	—	—
Trademarks	(4)		—	(4)	4	4

Total as of December 31, 2003	(472)		(125)	(597)	845	946

Total as of December 31, 2002	(349)	(f)	(123)	(472)	946

a)	An amount of $28 is included in cost of services, $1 in general and administrative expenses and $54 in selling expenses. Also includes $3 corresponding to foreign currency translation adjustments which have been excluded from the income statement.
b)	An amount of $6 is included in financial results, net under interest expense and $1 corresponds to foreign currency translation adjustments which have been excluded from the income statement.
c)	An amount of $14 is included in cost of services and $1 in general and administrative expenses. Also includes $6 corresponding to foreign currency translation adjustments which have been excluded from the income statement.
d)	Included in general and administrative expenses.
e)	Included in selling expenses.
f)	An amount of $39 is included in cost of services; $9 in general and administrative expenses; $63 in selling expenses and $9 in financial results, net. Also includes $3 corresponding to foreign currency translation adjustments which have been excluded from the income statement.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

17. Other financial statement information (continued)

(c)	Securities and equity investments

Issuer and characteristic of the securities	Type	Nominal value (c)		Number of shares	Net realizable value	Cost value as of December 31, 2003	Book value as of December 31, 2003	Book value as of December 31, 2002
CURRENT INVESTMENTS
Government bonds
“Soberano” Bond		Euro	1	17,714,370	69	62	69	—
Argentina 2004 Bond (a)		US$	1	—	—	—	—	65
Secured 2018 Bond			$1	8,396,159	7	9	7	—
Argentina government bonds		US$	1	—	—	—	—	58
Argentina government bonds			$1	—	—	—	—	63

Total current investments					76	71	76	186

NON- CURRENT INVESTMENTS
Government bonds
Argentina 2004 Bond (a)		US$	1	12,000,000	9	30	35	40
Argentina government bonds			$1	—	—	—	—	8

Total government bonds					9	30	35	48

Equity investments
Intelsat Ltd.	Ordinary	US$	3	260,432		8	8	11
Nahuelsat (b)	Ordinary		$1,000	5,750		13	2	—

Total equity investments						21	10	11

Total non-current investments						51	45	59

(a)	See Note 4.g for details.
(b)	As of December 31, 2002, Telecom wrote down this investment to zero since its original cost was considered to be permanently impaired based on available information as of that date. However, as of December 31, 2003, under Argentine GAAP, Telecom has written up this investment since management determinated that Nahuelsat’s financial situation had improved. This write-up is included in other expenses, net in the statement of income.
(c)	Per share data.

(d)	Current investments

	Cost as of December 31, 2003	Book value as of
		December 31, 2003	December 31, 2002
CURRENT INVESTMENTS
Time deposits
In foreign currency	$1,678	$1,678	$659
In Argentine pesos	508	508	518
Mutual funds
In Argentine pesos	192	192	19

Total current investments	$2,378	$2,378	$1,196

NON CURRENT INVESTMENTS
Financial trust “2003 Telecommunications fund”	2	2	—

Total non current investments	$2	$2	$—

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

17. Other financial statement information (continued)

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2003
Deducted from current assets
Allowance for doubtful accounts receivables	298	11	—	(197)	112
Allowance for obsolescence	6	—	—	(4)	2

Deducted from non-current assets
Valuation allowance of net deferred tax assets	583	13	—	(139)	457
Allowance for doubtful accounts	4	1	—	—	5

Total deducted from assets	891	(a) 25	—	(c) (340)	576

Included under current liabilities
Provision for commissions	—	1	—	—	1
Provision for contingencies	9	—	19	(14)	14

Included under non-current liabilities
Provision for contingencies	142	90	(19)	(3)	210

Total included under liabilities	151	(b) 91	—	(d) (17)	225

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2002
Deducted from current assets
Allowance for doubtful accounts receivables	517	189	—	(408)	298
Allowance for obsolescence	4	4	—	(2)	6

Deducted from non-current assets
Valuation allowance of net deferred tax assets	37	565	—	(19)	583
Allowance for doubtful accounts	—	4	—	—	4

Total deducted from assets	558	(e) 762	—	(g) (429)	891

Included under current liabilities
Provision for contingencies	15	—	9	(15)	9

Included under non-current liabilities
Provision for contingencies	131	101	(9)	(81)	142

Total included under liabilities	146	(f) 101	—	(h) (96)	151

(a)	An amount of $11 is included in selling expenses, $1 in other expenses, net and $13 in income tax.
(b)	Includes $90 in other expenses, net and $1 in selling expenses.
(c)	Includes $7 corresponding to results on exposure to inflation.
(d)	Includes $1 corresponding to results on exposure to inflation.
(e)	An amount of $189 is included in selling expenses; $565 in income tax and $8 in other expenses, net.
(f)	Included in other expenses, net.
(g)	Includes $344 corresponding to results on exposure to inflation.
(h)	Includes $88 corresponding to results on exposure to inflation.

(f) Cost of services

Years ended December 31,	2003	2002	2001
Inventory balance at the beginning of the year	$18	$52	$190
Plus:
Purchases	38	3	37
Financial results, net	(6)	(3)	—
Cellular handsets given to customers at no charge (a)	(3)	(10)	(33)
Retirements not included in cost of cellular handsets	(9)	(12)	(29)
Cost of services (Note 17.h)	2,618	2,881	3,544
Less:
Inventory balance at the end of the year	(16)	(18)	(52)

COST OF SERVICES	$2,640	$2,893	$3,657

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

17. Other financial statement information (continued)

(g)	Foreign currency assets and liabilities

	As of December 31, 2003				As of December 31, 2002
Items	Amount of foreign currency		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Bank accounts	US$	1	2.930	$4	$—
	G	1,529	0.0005	2	3
Investments
Time deposits	US$	306	2.930	898	363
	EURO	211	3.684	776	296
	G	8,345	0.0005	4	—
Government bonds	US$	—	—	—	123
	EURO	19	3.684	69	—
Accounts receivable
	US$	19	2.930	55	46
	SDR	1	4.354	2	—
	GF	—	—	—	2
	G	134,907	0.0005	66	60
Other receivables
Tax credits	US$	14	2.930	42	—
	G	2,270	0.0005	1	—
Prepaid expenses	G	1,485	0.0005	1	—
Others	US$	—	—	—	7
	G	6,454	0.0005	2	2
Non-current assets
Investments
Government bonds	US$	12	2.930	35	40

Total assets				$1,957	$942

Current liabilities
Accounts payable
Suppliers	US$	22	2.930	$65	$47
	G	34,977	0.0005	17	16
	SDR	2	4.354	9	26
	EURO	2	3.684	9	2
Advances from customers	G	6,293	0.0005	3	1
Related parties	US$	—	—	—	3
Debt
Notes - Principal	US$	216	2.930	634	768
	EURO	1,161	3.684	4,278	4,639
Banks loans and others - Principal	US$	445	2.930	1,305	1,732
		¥6,506	0.027	178	187
Fixed assets financing - Principal	US$	583	2.930	1,707	2,050
	EURO	39	3.684	143	139
		¥11,656	0.027	319	333
Inventory financing - Principal	US$	142	2.930	417	511
Accrued interest	US$	92	2.930	271	184
	EURO	122	3.684	448	357
		¥585	0.027	16	9
Penalty interest	US$	26	2.930	76	27
	EURO	7	3.684	24	6
		¥143	0.027	4	1
Salaries and social security payable
Vacation, bonuses and social security payable	G	1,914	0.0005	1	—
Taxes payable
VAT	G	1,389	0.0005	1	—
Other liabilities
Declared and available dividends payable	US$	—	—	—	3
Declared and available Redemption of Class “A” Preferred shares payable	US$	—	—	—	13
Others	US$	—	—	—	4
Non-current liabilities
Debt
Banks loans and others - Principal	US$	29	2.930	86	142
Accrued interest	US$	—	—	—	3

Total Liabilities				$10,011	$11,203

(1)	US$ = United States dollars; SDR = Special drawing rights; GF = Golden franc; G= Guaraníes; ¥ = Yen.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

17. Other financial statement information (continued)

(h) Expenses

	Expenses			Year ended December 31, 2003
	Cost of services	General and administrative	Selling
Salaries and social security	$262	91	154	$507
Depreciation of fixed assets	1,501	49	218	1,768
Amortization of intangible assets	42	5	62	109
Taxes	56	2	25	83
Turnover tax	137	—	—	137
Taxes on bank debits and credits	36	—	—	36
Materials and supplies	116	8	40	164
Transportation and freight	6	3	19	28
Energy, water and others	26	5	7	38
Bad debt expense	—	—	11	11
Interconnection costs	136	—	—	136
Cost of international outbound calls	76	—	—	76
Lease of circuits	38	—	—	38
Rental expense	32	5	9	46
Fees for debt restructuring	—	16	—	16
Fees for services	22	20	40	82
Management fees	—	1	1	2
Advertising	—	—	44	44
Commissions	—	13	147	160
Others	132	7	7	146

Total	$2,618	$225	$784	$3,627

	Expenses			Year ended December 31, 2002
	Cost of services	General and administrative	Selling
Salaries and social security	$278	$102	$208	$588
Depreciation of fixed assets	1,614	70	296	1,980
Amortization of intangible assets	39	9	63	111
Taxes	84	2	12	98
Turnover tax	132	—	—	132
Taxes on bank debits and credits	46	—	—	46
Materials and supplies	156	5	27	188
Transportation and freight	19	6	14	39
Energy, water and others	29	6	9	44
Bad debt expense	—	—	189	189
Interconnection costs	141	—	—	141
Cost of international outbound calls	103	—	—	103
Lease of circuits	41	—	—	41
Rental expense	44	12	26	82
Fees for debt restructuring	—	18	—	18
Fees for services	32	27	42	101
Management fees	21	2	—	23
Advertising	—	—	28	28
Commissions	21	6	105	132
Others	81	20	23	124

Total	$2,881	$285	$1,042	$4,208

	Expenses			Year ended December 31, 2001
	Cost of services	General and administrative	Selling
Salaries and social security	$556	$220	$374	$1,150
Depreciation of fixed assets	1,276	71	343	1,690
Amortization of intangible assets	55	6	73	134
Taxes	156	7	26	189
Turnover tax	235	—	—	235
Taxes on bank debits and credits	33	—	—	33
Materials and supplies	288	26	35	349
Transportation and freight	33	26	37	96
Energy, water and others	55	9	22	86
Bad debt expense	—	—	567	567
Interconnection costs	214	—	—	214
Cost of international outbound calls	71	—	—	71
Lease of circuits	69	—	—	69
Rental expense	75	22	22	119
Fees for services	82	82	53	217
Management fees	211	20	—	231
Advertising	—	—	180	180
Commissions	21	4	225	250
Others	114	50	28	192

Total	$3,544	$543	$1.985	$6,072

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

17. Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	157		—	—	(a) 5,676		—	—	—

Not due
Payable on demand	—	—		—	—	(a) 4,315		—	—	—
First quarter 2004	2,454	410		77	451	—		51	91	29
Second quarter 2004	—	9		15	—	2		11	59	2
Third quarter 2004	—	4		14	—	—		7	2	—
Fourth quarter 2004	—	1		44	—	3		9	—	—
Jan. 2005 thru Dec. 2005	36	—		30	—	3		12	—	1
Jan. 2006 thru Dec. 2006	—	—		6	—	4		9	—	2
Jan. 2007 thru Dec. 2007	—	—		2	—	3		4	—	2
Jan. 2008 thru Dec. 2008	—	—		2	—	64		2	—	2
Jan. 2009 thru Dec. 2009	—	—		60	—	12		1	—	2
Jan. 2010 and thereafter	1	—		93	—	—		2	—	30

Total not due	2,491	424		343	451	4,406		108	152	70

Total as of December 31, 2003	2,491	581		343	(b) 451	10,082		108	152	70

Balances with indexation clauses	—	—		—	5	—		—	—	—
Balances bearing interest	2,489	152		6	3	9,978		—	—	—
Balances not bearing interest	2	429		337	443	104		108	152	70

Total	2,491	581		343	451	10,082		108	152	70

Average annual interest rate (%)	2.18	(c	)	—	41.22	(d	)	—	—	—

(a)	See Note 12. Includes 119 corresponding to Núcleo.
(b)	There are payables in kind that amounted to 1.
(c)	100 bear 50% over the Banco Nación Argentina notes payable discount rate, and 52 bear 20.82%.
(d)	See note 8.

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt	Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	194		—	—	(e) 3,689	—	—	—

Not due
Payable on demand	—	—		—	—	7,446	—	—	—
First quarter 2003	1,382	410		37	391	—	36	71	41
Second quarter 2003	—	4		5	1	—	11	49	1
Third quarter 2003	—	1		8	2	—	7	—	—
Fourth quarter 2003	—	—		14	—	—	7	—	—
Jan. 2004 thru Dec. 2004	40	1		53	—	30	11	—	1
Jan. 2005 thru Dec. 2005	—	—		2	—	21	8	—	3
Jan. 2006 thru Dec. 2006	6	—		1	—	18	7	—	3
Jan. 2007 thru Dec. 2007	—	—		1	—	15	2	—	2
Jan. 2008 thru Dec. 2008	—	—		1	—	61	1	—	2
Jan. 2009 and thereafter	2	—		85	—	—	—	—	18

Total not due	1,430	416		207	394	7,591	90	120	71

Total as of December 31, 2002	1,430	610		207	(b) 394	11,280	90	120	71

Balances with indexation clauses	—	—		31	17	—	—	—	—
Balances bearing interest	1,430	209		—	2	11,246	—	—	—
Balances not bearing interest	—	401		176	375	34	90	120	71

Total	1,430	610		207	394	11,280	90	120	71

Average annual interest rate (%)	6.91	(f	)	—	9.43	—	—	—	—

(e)	Includes 113 corresponding to Núcleo.
(f)	154 bear 50% over Banco Nación Argentina notes payable discount rate and 55 bear 9.02%.