Form 20-F/A
period 2003-12-31
NORTEL INVESTMENTS INC
filed 2004-07-02
CIK 877691

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Indicate by check mark which financial statement item the registrant has elected to follow.   Item 17  ☐    Item 18  ☒

Form 20-F is amended by the inclusion of Exhibit 12.3 attached hereto.

ITEM 19.	Exhibits

Exhibits

1.1	Estatutos (Restated bylaws) of Nortel which include its corporate charter (English translation).

2.1	Form of Deposit Agreement (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).

2.2	Terms of Issuance of the Series B Preferred Shares, together with an English translation (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).

4.1	Amended and Restated Shareholders’ Agreement between STET Societá Finanziaria Telefonica p.a., and France Cables et Radio S.A. (incorporated by reference to Exhibit 10.9 to Telecom’s registration statement on Form F-1 (No. 33-98258)).

4.2	Amendment to the Amended and Restated Shareholders’ Agreement dated August 12, 1999 (incorporated by reference to Exhibit 4.2 to Nortel’s annual report on Form 20-F/A for 2000).

4.3	Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina—Inversiones S.L., dated September 9, 2003.

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to Nortel’s annual report on Form 20-F for 2002.)

12.1	Certifications of the General Manager and Sole Officer of Nortel Inversora S.A.

12.2	Corporate Code of Conduct and Ethics of Nortel (English translation) (incorporated by reference to Exhibit 12.2 to Nortel’s annual report on Form 20-F/A for 2002).

12.3	Annual report on Form 20-F, dated June 30, 2004, for the year ended December 31, 2003, of Telecom Argentina S.A.

1

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager and Sole Officer of Nortel

Dated: July 2, 2004

2

INDEX TO EXHIBITS

Exhibits
1.1	Estatutos (Restated bylaws) of Nortel which include its corporate charter (English translation).*

2.1	Form of Deposit Agreement (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).

2.2	Terms of Issuance of the Series B Preferred Shares, together with an English translation (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).

4.1

Amended and Restated Shareholders’ Agreement between STET Societá Finanziaria Telefonica p.a., and France Cables et Radio S.A. (incorporated by reference to Exhibit 10.9 to Telecom’s registration statement on Form F-1 (No. 33-98258)).

4.2	Amendment to the Amended and Restated Shareholders’ Agreement dated August 12, 1999 (incorporated by reference to Exhibit 4.2 to Nortel’s annual report on Form 20-F/A for 2000).

4.3	Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina—Inversiones S.L., dated September 9, 2003.*

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to Nortel’s annual report on Form 20-F for 2002.)

12.1	Certifications of the General Manager and Sole Officer of Nortel Inversora S.A.

12.2	Corporate Code of Conduct and Ethics of Nortel (English translation) (incorporated by reference to Exhibit 12.2 to Nortel’s annual report on Form 20-F/A for 2002).

12.3	Annual report on Form 20-F, dated June 30, 2004, for the year ended December 31, 2003, of Telecom Argentina S.A. filed by Telecom (No. 1-13464).

*	Previously filed