Form 20-F
period 2004-12-31
NORTEL INVESTMENTS INC
filed 2005-06-29
CIK 877691

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2004

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

Item 17    ☐    Item 18    ☒

i

CERTAIN DEFINITIONS

Capitalized terms used but not defined in this annual report on Form 20-F for the year ended December 31, 2004 of Nortel Inversora S.A. (“Nortel” or the “Company”) (File No. 1-14270) (the “Form 20-F” or the “annual report”) have the meaning assigned to them in the annual report on Form 20-F for the year ended December 31, 2004 of Telecom Argentina S.A. (“Telecom”) (File No. 1-13464) (the “Telecom Form 20-F”) included as an exhibit hereto.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this annual report or incorporated by reference from the Telecom Form 20-F contains information that is forward-looking, including, but not limited to:

•	the impact of the emergency laws and subsequent related laws enacted by the Argentine government;

•	Telecom Argentina’s plans to restructure its financial indebtedness;

•	Telecom’s expectations for its future performance, revenues, income, earnings per share, capital expenditure, dividends, liquidity and capital structure;

•	the impact of rate changes on revenues;

•	the effects of operating in a competitive environment; and

•	the outcome of certain legal proceedings.

This annual report contains certain forward-looking statements and information relating to the Company and Telecom that are based on the current expectations, estimates and projections of its management and information currently available to the Company. These statements include, but are not limited to, statements about our and the Telecom Group’s strategies, plans, objectives, expectations, intentions, expenditures, and assumptions and other statements contained in this annual report that are not historical facts. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and “project” and other similar expressions are generally intended to identify forward-looking statements.

These statements reflect the current views of Nortel or Telecom with respect to future events. They are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among others:

•	uncertainties relating to political and economic conditions in Argentina;

•	uncertainties relating to the restructuring of Telecom Argentina’s financial indebtedness, including the possibility that Telecom Argentina’s restructuring pursuant to the APE will not be completed, or that Telecom Argentina’s restructuring may impact its ability to pay dividends, or that it will file or be forced into bankruptcy;

•	uncertainties relating to Telecom’s ability to continue as a going concern;

•	inflation and exchange rate risks;

•	the impact of the emergency laws enacted by the Argentine government which resulted in the amendment of the Convertibility Law and subsequent related laws and regulations enacted by the Argentine government;

•	the devaluation of the peso;

•	restrictions on the ability to exchange pesos into foreign currencies;

•	the adoption of a restrictive currency transfer policy;

•	the conversion into pesos of rates charged for certain public services;

•	the elimination of indexes to adjust rates charged for certain public services;

•	the possible adjustment to Telecom’s rates charged for public services;

•	the possible revocation of Telecom’s license;

•	the executive branch announced intention to renegotiate the terms of the concessions granted to public service providers, including Telecom;

•	nationalization;

•	the impact of regulatory reform and changes in the regulatory environment in which Telecom operates; and

•	the effects of competition.

Many of these factors are macroeconomic in nature and are therefore beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend, and does not assume any obligation, to update the forward-looking statements contained in this annual report.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult periodic filings made by Nortel and Telecom on Form 6-K, which are furnished to the United States Securities and Exchange Commission.

PRESENTATION OF FINANCIAL INFORMATION

In this annual report on Form 20-F, the terms, “we”, “us”, “our” “the Company” and “Nortel” refer to Nortel Inversora S.A. and its consolidated subsidiaries, unless otherwise indicated.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries Telecom Personal S.A., Núcleo S.A., Telecom Argentina USA Inc., Publicom SA, Cable Insignia SA and Micro Sistemas SA. The term “Telecom Group” refers to Telecom and its consolidated subsidiaries. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom and its subsidiaries.

The term “Telecom Personal” refers to Telecom Personal S.A., Telecom’s wholly owned consolidated subsidiary engaged in the provision of wireless communication services in Argentina. The term “Núcleo” refers to Núcleo S.A., Telecom Personal’s consolidated subsidiary engaged in the provision of wireless communication services in Paraguay.

Consolidated Financial Statements. Our consolidated financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-69 of this annual report.

The Consolidated Financial Statements are presented in Argentine Pesos and are prepared in accordance with Argentine GAAP considering the regulations of the CNV. Significant differences exist between Argentine GAAP and US GAAP which might be material to the financial information herein. Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities Exchange Commission (“SEC”). See Note 16 to our Consolidated Financial Statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and US GAAP, as they relate to us, and a reconciliation to US GAAP of net (loss) income and shareholders’ equity.

Our Consolidated Financial Statements have been prepared on the assumption that we will continue as a going concern. Telecom Argentina is currently in the late stages of a restructuring pursuant to an Acuerdo Preventivo Extrajudicial (“APE”), a restructuring agreement governed by Law No. 24,522. Pursuant to the terms of the APE, Telecom Argentina proposes to restructure all of its outstanding unsecured financial indebtedness through different options. The APE was approved by the Argentine court on May 26, 2005. Although Telecom Argentina expects that the restructuring process will be completed in the timeframe provided in the APE, there can be no assurance that the APE will be completed.

All of these circumstances raise substantial doubt about Nortel’s and Telecom Argentina’s ability to continue as a going concern. Nortel and Telecom’s Consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty. See “Risk Factors—Risks Associated with Telecom and its Operations—The outcome of Telecom Argentina’s debt restructuring is subject to uncertainty” below.

Exchange Rates. In this annual report, except as otherwise specified, references to “$”, “US$” and “dollars” are to U.S. dollars, references to “P”, “P$” and “pesos” are to Argentine pesos and references to “euro” or “€” are to the single currency of the participants in the European Economic and Monetary Union. The exchange rate (ask price) between the dollar and the peso as of December 31, 2004 was P$2.979=US$1.00. Prior to January 6, 2002, the exchange rate had been fixed at one peso per U.S. dollar in accordance with the Convertibility Law. However, as a result of the elimination of the fixed exchange rate and the devaluation of the peso, the exchange rate between the dollar and the peso has declined substantially. As of June 23, 2005, the exchange rate (ask price) was P$2.8725=US$1. Unless otherwise indicated, our balance sheets and income statements use the exchange rate as of each relevant date or period-end quoted by Banco Nación. Such translation should not be construed as representing that the peso amounts actually represent actual dollar amounts or that any person could convert the peso amounts into dollars at the rate indicated or at any other exchange rate. For more information regarding historical exchange rates and the peso, see Item 3: “Key Information—Exchange Rates.” We have provided as a convenience, translation as of December 31, 2004 for other currencies which are mentioned in this annual report, including the Japanese yen (P$2.91=100), and the euro (P$4.06=1).

Inflation Accounting. On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, in accordance with CNV resolutions and Argentine GAAP, we began accounting for our financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, our consolidated financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information for periods prior to August 31, 1995, was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant pesos”). The August 31, 1995 balances adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina and the conditions created by Law No. 25,561, the CPCECABA approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

Subsequently, on March 25, 2003, the Argentine government reinstructed the CNV to preclude companies from presenting price-level-restated financial statements. Therefore, on April 8, 2003, the CNV discontinued inflation accounting as of March 1, 2003. We complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. We restated prior year amounts until February 28, 2003 for comparative purposes only.

In October 2003, the CPCECABA discontinued inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP.

Change of Fiscal Year. Telecom Argentina’s shareholders’ meeting held on September 12, 2000 approved a change in the closing date for Telecom Argentina’s fiscal year from September 30 to December 31, as well as a corresponding amendment to article 17 of Telecom Argentina’s bylaws which sets forth the closing date for the fiscal year. The shareholders’ meeting of Nortel held on September 12, 2000 approved the change in the closing date for Nortel’s fiscal year from September 30 to December 31, as well as the corresponding amendment to article 21 of Nortel’s bylaws which sets forth the closing date for the fiscal year. References to “year 2004”, “year 2003”, “year 2002”, “year 2001” and “year 2000” are to the fiscal years ended December 31, 2004, December 31, 2003, December 31, 2002 and December 31, 2001 and the twelve-month period ended December 31, 2000, respectively.

Certain amounts and ratios contained in this annual report (including percentage amounts) have been rounded up or down in order to facilitate the summation of the tables in which they are presented. The effect of this rounding is not material. These rounded amounts are also included within the text of this annual report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

(a) Selected Consolidated Financial Data

The following tables set forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2004. Our consolidated selected financial data should be read in conjunction with, and are qualified in their entirety by, our Consolidated Financial Statements and Item 5: “Operating and Financial Review and Prospects.”

Our selected consolidated statement of income data for the years ended December 31, 2004 and 2003 and the selected consolidated balance sheet data as of December 31, 2004 and 2003 have been derived from Nortel’s audited Consolidated Financial Statements included elsewhere in this annual report, which have been audited by Price Waterhouse & Co. SRL (a member firm of PricewaterhouseCoopers), independent accountants.

Our selected consolidated statement of income data for the year ended December 31, 2002 and our selected consolidated balance sheet data as of December 31, 2002 have been derived from Nortel’s audited consolidated financial statements as of December 31, 2002 and for the year then ended, which have been audited by Henry Martin, Lisdero y Asociados SRL – one of the predecessor firms of Pistrelli, Henry Martin y Asociados S.R.L. – both member firms of Ernst & Young Global, independent accountants. The consolidated financial statements as of December 31, 2002 and for the year then ended are not included in this annual report.

Our selected consolidated statement of income data for the year ended December 31, 2001 and the selected consolidated balance sheet data as of December 31, 2001 have been derived from our audited consolidated financial statements, which have been audited by Henry Martin, Lisdero y Asociados SRL – one of the predecessor firms of Pistrelli, Henry Martin y Asociados S.R.L. – both member firms of Ernst & Young Global, independent accountants.

The consolidated financial statements as of December 31, 2001 and for the year then ended are not included in this annual report.

Our selected consolidated statement of income data for the twelve months ended December 31, 2000 and the selected consolidated balance sheet data as of December 31, 2000 have been derived from our audited consolidated financial statements, which have been audited by Price Waterhouse & Co. SRL (a member firm of PricewaterhouseCoopers), independent accountants. The consolidated financial statements as of December 31, 2000 and for the twelve months then ended are not included in this annual report.

These data are set forth in accordance with Argentine GAAP and US GAAP for all periods presented. See Note 16 to the Consolidated Financial Statements in Item 18 for information concerning certain differences between Argentine GAAP and US GAAP.

Our Consolidated Financial Statements have been prepared on the assumption that Nortel and Telecom Argentina each will continue as a going concern. Telecom Argentina is currently in the late stages of a restructuring of indebtedness pursuant to an Acuerdo Preventivo Extrajudicial (“APE”), a restructuring agreement governed by Law No. 24,522. Pursuant to the terms of the APE, Telecom Argentina proposes to restructure all of its outstanding unsecured financial indebtedness through different options. The APE was approved by the Argentine court on May 26, 2005. Although Telecom Argentina expects that the restructuring process will be completed in the timeframe provided in the APE, there can be no assurance that the APE will be completed.

All of these circumstances raise substantial doubt about Nortel’s and Telecom’s ability to continue as a going concern. Nortel and Telecom’s Consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty. See “Risk Factors—Risks Associated with Telecom and its Operations—The outcome of Telecom Argentina’s debt restructuring is subject to uncertainty” below.

In addition, Price Waterhouse & Co. SRL (a member firm of PricewaterhouseCoopers) has issued a qualified opinion on the Consolidated Financial Statements because of a departure from Argentine GAAP. As further discussed in Note 3.c to the Consolidated Financial Statements, we discontinued restating our financial statements into constant currency effective March 1, 2003, as required by a CNV resolution. Argentine GAAP required companies to restate financial statements for inflation through September 30, 2003.

As stated in footnote 1 to the selected consolidated income statement and balance sheet data, figures for the year ended December 31, 2003 reflect adjustments for inflation until February 28, 2003 and figures for the years ended December 31, 2002, 2001 and 2000 were restated in constant pesos as of February 28, 2003 for comparative purposes only. See “Presentation of Financial Information—Inflation Accounting.”

Recent Accounting Pronouncements — Argentine GAAP

As explained in “Operating and Financial Review and Prospects—New Accounting Standards under Argentine GAAP,” on January 14, 2003, the CNV approved with certain amendments RT 16, 17, 18, 19 and 20 of the FACPCE which establish new accounting and disclosure principles under Argentine GAAP. As permitted by the CNV, the Company made use of the early adoption provisions of the standards as of January 1, 2002. The Consolidated Selected Financial Data included herein as of and for the years ended 2001 and 2000 has been restated for these changes.

In March 2004, the CNV adopted RT No. 21, “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT 21”). RT 21 applies to the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent and to accounting for investments in subsidiaries in a parent’s separate financial statements. It prescribes which entities are required to present consolidated financial statements, which entities should be included in such statements, the consolidation procedures to be followed and additional disclosure requirements. This standard will be effective for the Company in the fiscal year beginning January 1, 2005. The adoption of this standard will not have a material impact on the Company’s financial position or results of operations.

We maintain our financial books and records and prepare our financial statements in pesos in conformity with Argentine GAAP, which differs in certain significant respects from US GAAP. For a summary description of the principal differences between Argentine GAAP and US GAAP, see Note 16 to our Consolidated Financial Statements.

Unconsolidated Financial Information

For information regarding our financial and operating results on an unconsolidated basis see Note 15 to our Consolidated Financial Statements.

CONSOLIDATED SELECTED INCOME STATEMENT AND BALANCE SHEET DATA

	As of and for the Year Ended December 31,
	2004	2003	2002	2001(10)	2000(10)
	(in millions of pesos, except per share data)
INCOME STATEMENT DATA(1)
Argentine GAAP
Net sales	4,494	3,753	4,012	7,056	7,403
Cost of services general and administrative and selling expenses	(4,097)	(3,649)	(4,220)	(6,185)	(6,200)
Operating income/(loss)	397	104	(208)	871	1,203
Other (net)(2)	(1,245)	(110)	(5,508)	(661)	(550)
Gain on debt restructuring	209	376	0	0	0
Income tax (expense) benefit, net	(27)	7	1,304	(112)	(318)
Minority interest	305	(180)	2,009	(45)	(150)
Net (loss) income	(361)	197	(2,403)	53	185
Net (loss)/income per ordinary share(3)	(37.37)	16.23	(232.78)	2.42	13
Net (loss)/income per B Preferred Share(4)	(129.91)	56.36	(809.19)	8.42	44.88
Dividends paid per Series B Preferred Share(4)(5)(6)	0	0	0	17.63	5.98
Dividends paid per ordinary share(3)(5)(6)	0	0	0	5.02	1.65
US GAAP Amounts(7)
Operating income/(loss)	440	51	(269)	741	1,109
Net (loss)/income	(519)	222	(759)	(1,966)	207
Net (loss)/income per ordinary share(3)	(49.70)	21.26	(72.69)	(188.32)	26.38
Net (loss)/income per Series B Preferred Share	(172.78)	73.9	(252.54)	(654.70)	68.79
BALANCE SHEET DATA(1)
Argentine GAAP
Current assets	4,445	3,198	2,123	2,666	3,181
Fixed assets, net	6,895	8,001	9,689	10,613	11,340
Total assets	12,343	12,284	12,961	14,574	15,785

Current liabilities	10,229	10,692	11,761	4,025	3,861
Current debt(8)	9,434	9,996	11,135	2,552	1,354
Non-current liabilities	1,549	365	345	5,318	6,312
Non-current debt(9)	1,219	86	145	4,592	5,412
Minority interest	257	561	379	2,380	2,546
Foreign currency translation adjustments	24	21	28	—	—
Total shareholders’ equity	284	645	448	2,851	3,066

Total liabilities, minority interest, foreign currency translation adjustments and shareholders’ equity	12,343	12,284	12,961	14,574	15,785

US GAAP Amounts(7)
Total assets	12,686	11,644	12,176	15,229	15,813
Current liabilities	10,221	10,692	11,761	12,864	3,861
Non-current liabilities	3,330	939	824	1,437	7,118
Minority interest	(117)	242	31	704	2,535

Total shareholders’ (deficit) equity	(748)	(229)	(440)	224	2,299

(1)	Figures for the year ended December 31, 2003 reflect adjustments for inflation until February 28, 2003. Figures for year 2002 reflect the adoption of inflation accounting for the entire period. Figures for years 2002, 2001, and 2000 have been restated in constant pesos as of February 28, 2003 for comparative purposes.

(2)	Other (net) includes equity gain (loss) from related companies, amortization of goodwill, financial results (net) and other expenses (net).

(3)	Calculated based on 5,330,400 ordinary shares outstanding during each period; excludes from net income amounts accrued for the payment of dividends to holders of preferred stock.

(4)	Calculated based on 1,470,455 Series B Preferred Shares outstanding during each period. In April 1997, Nortel’s shareholders decided in an extraordinary meeting to amend the right of dividends, reducing the formula for the calculation of dividends on Series B Preferred Shares from 49.46% to 48.96% from June 16, 1997.

(5)	No dividends were paid for years 2001, 2002, 2003 and 2004. See Item 8: “Financial Information—Dividend Policy.”

(6)	Figures have been restated for inflation and do not represent nominal amounts as of payment dates. Payment under year 2000 column includes payments of dividends for fiscal years ended December 31, 2000 and September 30, 2000 as a result of Nortel’s change of fiscal year-end from September 30 to December 31 effective as of January 1, 2001. See “Presentation of Financial Information” and “Dividend Policy and Dividends.”

(7)	The following tables show the principal reconciling items between our consolidated selected Argentine GAAP and US GAAP amounts shown for all periods presented. For a description of these differences please refer to Note 16 to the Consolidated Financial Statements.

	As of December 31,
	2004	2003	2002	2001	2000
Total assets under Argentine GAAP	12,343	12,284	12,961	14,574	15,785
Valuation differences:
Translation of foreign-currency transactions as of 12/31/2001	—	—	—	585	—
Foreign-currency translation	5	8	79	—	—
Capitalization of foreign currency exchange differences	(443)	(566)	(762)	—	—
Other adjustments	6	7	2	5	3
Tax effects on US GAAP adjustments	166	198	269	(204)	—
Deferred income tax and tax on minimum presumed income	(296)	(357)	(373)	203	—
Balance sheet classification differences:
Deferred income taxes	935	70	—	66	25
Other classifications(i)	(30)	—	—	—	—
Total assets under US GAAP	12,686	11,644	12,176	15,229	15,813

	As of December 31,
	2004	2003	2002	2001	2000
Total current liabilities under Argentine GAAP	10,229	10,692	11,761	4,025	3,861
Valuation differences:
Translation of foreign-currency transactions as of 12/31/2001	—	—	—	1,631	—
Accounting for derivative instruments and hedging activities(ii)	—	—	—	208	—
Other adjustments	5	—	—	—	—
Tax effects on US GAAP adjustments	3	—	—	(644)
Deferred income tax and tax on minimum presumed income	(3)	—	—	571	—
Balance sheet classification differences:
Financial indebtedness(iii)	—	—	—	7,073	—
Other classifications(i)	(13)	—	—	—	—
Total current liabilities under US GAAP	10,221	10,692	11,761	12,864	3,861
Total non-current liabilities under Argentine GAAP	1,549	365	345	5,318	6,312
Valuation differences:

	As of December 31,
	2004	2003	2002	2001	2000
Redeemable preferred shares	579	484	436	584	750
Translation of foreign-currency transactions as of 12/31/2001	—	—	—	2,491	—
Foreign-currency translation	(6)	—	—	—	—
2004 Debt Restructurings	235	—	—	—	—
Telecom Personal Pre-APE Debt Restructurings	—	20	43	—	—
Accounting for derivative instruments and hedging activities(ii)	—	—	—	—	48
Tax effects on US GAAP adjustments	(76)	(7)	(15)	(872)	(17)
Deferred income tax and tax on minimum presumed income	131	7	15	923	—
Balance sheet classification differences:
Deferred income taxes	935	70	—	66	25
Financial indebtedness(iii)	—	—	—	(7,073)	—
Other classifications(i)	(17)	—	—	—	—
Total non-current liabilities under US GAAP	3,330	939	824	1,437	7,118

	As of December 31,
	2004	2003	2002	2001	2000
Total minority interest under Argentine GAAP	257	561	379	2,380	2,546
Valuation differences:
Translation of foreign-currency transactions as of 12/31/2001	—	—	—	15	—
Foreign-currency translation	1	3	26	—	—
Tax effects on US GAAP adjustments	—	—	—	(5)	—
Deferred income tax and tax on minimum presumed income	—	—	—	5	—
Telecom’s adjustments	(375)	(322)	(374)	(1,691)	(11)
Total minority interest under US GAAP	(117)	242	31	704	2,535

	As of December 31,
	2004	2003	2002	2001	2000
Total shareholders’ equity under Argentine GAAP	284	645	448	2,851	3,066
Valuation differences:
Redeemable Preferred shares	(579)	(484)	(436)	(584)	(750)
Translation of foreign-currency transactions as of 12/31/2001	—	—	—	(3,552)	—
Foreign-currency translation	47	38	115	—	—
Capitalization of foreign currency exchange differences	(443)	(566)	(762)	—	—
2004 Debt Restructurings	(235)	—	—	—	—
Telecom Personal Pre-APE Debt Restructurings	—	(20)	(43)	—	—
Accounting for derivative instruments and hedging activities(ii)	—	—	—	(209)	(48)
Other adjustments	1	7	1	6	3
Tax effects on US GAAP adjustments	239	205	284	1,317	17
Deferred income tax and tax on minimum presumed income	(424)	(364)	(388)	(1,296)	—
Minority interest	362	310	341	1,691	11
Total shareholders’ (deficit) equity under US GAAP	(748)	(229)	(440)	224	2,299
Operating income (loss) under Argentine GAAP	397	104	(208)	871	1,203

	Years ended December 31,
	2004	2003	2002	2001	2000
Valuation differences:
Foreign-currency translation	1	(5)	(12)	—	—
Capitalization of foreign currency exchange differences	119	121	135	—	—
Goodwill	—	—	(10)	—	—
Other adjustments	(6)	(2)	—	—	—
Income statement classification differences:
Other expenses, net as operation loss under US GAAP	(71)	(167)	(174)	(130)	(94)
Operating income (loss) under US GAAP	440	51	(269)	741	1,109

	Years ended December 31,
	2004	2003	2002	2001	2000
Total net (loss) income under Argentine GAAP	(361)	197	(2,403)	53	185
Valuation differences:
Redeemable preferred shares	(95)	(48)	148	(48)	(48)
Income on MEDS	—	—	—	—	98
Translation of foreign-currency transactions as of 12/31/2001	—	—	3,552	(3,552)	—
Foreign-currency translation	9	(53)	64	—	—
Capitalization of foreign currency exchange differences	123	196	(762)	—	—
2004 Debt Restructurings	(235)	—	—	—	—
Telecom Personal Pre-APE Debt Restructurings	20	23	(43)	—	—
Cumulative-effect on prior years of customer acquisition costs, net of tax effect	—	—	—	—	(53)
Other adjustments	(6)	6	(5)	3	3
Tax effects on US GAAP adjustments	34	(79)	(960)	1,244	—
Deferred income tax and tax on minimum presumed income	(60)	24	908	(1,296)	—
Minority interest	52	(44)	(1,258)	1,630	22
Total net (loss) income under US GAAP	(519)	222	(759)	(1,966)	207

(i)	Includes the classifications corresponding to the acquisition and sale of indefeasible right of use. No classification was recorded for revenue recognition (installation fees), since the amounts involved were immaterial. See Note 16.II(f) to the Consolidated Financial Statements.

(ii)	Argentine GAAP and US GAAP provide for a similar accounting treatment applicable to derivative financial instruments. The US GAAP reconciling item for fiscal years 2001 and 2000 corresponds to the difference in the effective date of each standard.

(iii)	Under Argentine GAAP, the Company disclosed its outstanding debt as of December 31, 2001, considering the original maturities because no creditor had exercised his right of acceleration of maturities. However, SFAS 78 privileges the enforceability of liabilities by creditors, therefore, the total financial debt affected by the events of default was disclosed as current liabilities as of such date. Since during the fiscal year 2002 the Company has received notices of acceleration and therefore, classified its outstanding debt as current under Argentine GAAP, no disclosure differences exist between Argentine GAAP and US GAAP.

(8)	As of December 31, 2004, current debt primarily comprises the outstanding debt of Telecom Argentina. Telecom Argentina filed a restructuring proposal with the reviewing court and final approval was obtained on May 26, 2005. See Note 8 to the Consolidated Financial Statements for further information.

(9)	As of December 31, 2004, non-current debt comprises the outstanding debt of Telecom Personal and Núcleo which were restructured as of such date. See Note 8 to the Consolidated Financial Statements for further information.

(10)	Figures for years 2001 and 2000 have been restated for the application of the new accounting standards in Argentina.

(b) Selected Unconsolidated Financial Data

We show below selected unconsolidated information for Nortel. The unconsolidated financial statements of the Company are not included in this annual report since they are not required for SEC reporting purposes. You can find certain condensed unconsolidated information in Note 15 to the Consolidated Financial Statements, included elsewhere in this annual report.

Our selected unconsolidated financial information, relating to the twelve month period ended December 31, 2000 was derived from our unconsolidated financial statements which have been audited by Price Waterhouse & Co. SRL (a member firm of PricewaterhouseCoopers). Our annual unconsolidated financial statements relating to the twelve month period ended December 31, 2000 are not included herein. Our selected unconsolidated financial information, shown below, relating to the years ended December 31, 2002 and 2001 have been derived from our annual unconsolidated financial statements not included herein which have been audited by Henry Martin, Lisdero y Asociados—one of the predecessor firms of Pistrelli, Henry Martin y Asociados SRL -both member firms of Ernst & Young Global. Our selected unconsolidated financial information for the years ended December 31, 2004 and 2003 have been derived from our annual unconsolidated financial statements not included herein which have been audited by Price Waterhouse & Co. SRL (a member firm of PricewaterhouseCoopers). Unconsolidated information is included in Note 15 to our consolidated financial statements.

PriceWaterhouse & Co. SRL (a member firm of PricewaterhouseCoopers) has issued a qualified opinion on the unconsolidated financial statements of Nortel as of and for the years ended December 31, 2004 and 2003 because of a departure from Argentine GAAP. As further discussed in Note 3.c to the Financial Statements, Nortel has discontinued restating its financial statements into constant currency effective March 1, 2003, as required by a CNV resolution. Argentine GAAP required companies to restate financial statements for inflation through September 30, 2003. Such accountants’ report also includes a paragraph describing the existence of substantial doubt about our ability to continue as a “going concern.”

The selected unconsolidated financial information should be read in conjunction with Item 5: “Operating and Financial Review and Prospects—(b) Unconsolidated” and the Financial Statements. Financial data shown in Item 5: “Operating and Financial Review and Prospects—(b) Unconsolidated” will not correspond to the Consolidated Financial Statements because the Consolidated Financial Statements are prepared on a consolidated basis and therefore include the operations of Nortel’s subsidiary, Telecom. See Note 15 to the Financial Statements for unconsolidated financial information of Nortel.

Nortel’s unconsolidated financial statements account for its equity interest in Telecom Argentina through the equity method. Amounts included under the “equity income from subsidiary” caption of Nortel’s unconsolidated financial statements reflects approximately 55% of Telecom’s net income or loss for each of years 2000, 2001, 2002, 2003 and 2004.

	As of and for the Year Ended December 31,
	2004	2003	2002	2001(8)	2000(8)
	(in millions of pesos, except per share data)
INCOME STATEMENT DATA:(1)
Equity gain (loss) from related companies	(364)	192	(2,402)	55	210
General and administrative expenses	(3)	(3)	(4)	(2)	(3)
Operating (loss)/income	(367)	189	(2,406)	53	207
Financial results, net
Interest income	0	0	0	0	55
Interest expense	0	0	0	0	0
Other (including monetary results)	0	7	1	0	0

Total financial results, net		7	1	0	55
Other (net)	7	1
Income tax	(1)	—	—	—	—
Net (loss)/income	(361)	197	(2,403)	53	185
Net (loss)/income per ordinary share(2)	(37.37)	16.23	(232.78)	2.42	13

	As of and for the Year Ended December 31,
	2004	2003	2002	2001(8)	2000(8)
	(in millions of pesos, except per share data)
OTHER DATA(1):
Cash dividends from subsidiary(3)(6)(7)	0	0	0	0	257
Cash dividends paid on Nortel’s preferred stock(4)(5)(6)(7)	0	0	0	89	48
Cash dividends paid on Nortel’s ordinary shares(4)(5)(6)(7)	0	0	0	28	9

Total dividends paid	0	0	0	117	57

BALANCE SHEET DATA(1):
Total assets	286	653	467	2,864	3,107
Long-term debt	0	0	0	0	0
Retained earnings/Accumulated Deficit	(977)	(616)	(813)	1,592	1,679
Total shareholders’ equity	284	645	448	2,851	3,066

(1)	Figures for the year ended December 31, 2003 reflect adjustments for inflation until February 28, 2003. Figures for year 2002 reflect the adoption of inflation accounting for the entire period. Figures for years 2002, 2001 and 2000 have been restated in constant pesos as of February 28, 2003 for comparative purposes.

(2)	Calculated based on 5,330,400 shares outstanding during each period; excludes from net income amounts accrued for the payment of dividends to holders of preferred stock.

(3)	At Telecom Argentina’s annual shareholders’ meeting held on December 19, 2000, the shareholders approved the creation of a reserve for future dividend payments of approximately P$388 million and gave the Board of Directors the necessary authority to determine its distribution. The reserve was distributed and dividends were paid on January 24, 2001, of which Nortel received P$214.39 million. On April 24, 2001, Telecom Argentina’s Board of Directors decided to distribute a cash dividend of P$77.81 million, paid on May 3, 2001, of which the Company received P$42.64 million. At Telecom Argentina’s annual shareholders’ meetings for the years ended December 31, 2001, 2002, 2003 and 2004, held April 24, 2002, April 30, 2003, April 29, 2004 and April 27, 2005, respectively, Telecom Argentina’s shareholders decided that because of Telecom Argentina’s financial condition, Telecom Argentina would not pay dividends for the years ended December 31, 2001, 2002, 2003 and 2004, respectively.

(4)	The shareholders’ annual ordinary and extraordinary meeting held on January 19, 2001 approved the following distribution of profits for the year ended September 30, 2000: P$101.79 million for the payment of cash dividends (P$51.08 million paid as dividends on Series “A” Preferred Shares, P$25.01 million paid as dividends on Series “B” Preferred Shares and P$26.07 million paid as dividends on ordinary shares), payable in one installment, which was paid on January 26, 2001.

(5)	The shareholders’ annual ordinary and extraordinary meeting held on April 26, 2001 approved the following distribution of profits for the year ended December 31, 2000: P$10.90 million on Series A Preferred Shares, P$0.92 million on Series B Preferred Shares, and P$0.94 million on ordinary shares, payable in one installment which was paid on April 26, 2001.

(6)	No dividends were paid for years 2001, 2002, 2003 and 2004. See Item 8: “Financial Information—Dividend Policy.”

(7)	Figures have been restated for inflation and do not represent nominal amounts as of payment dates. Payment under year 2000 column includes payments of dividends for fiscal years ended December 31, 2000 and September 30, 2000 as a result of Nortel’s change of fiscal year-end from September 30 to December 31 effective as of January 1, 2001. See “Presentation of Financial Information” and Item 8: “Financial Information—Dividend Policy.”

(8)	Figures for year 2001 and 2000 have been restated for the application of the new accounting standards in Argentina.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See Item 10: “Additional Information—Exchange Controls.”

	High	Low	Average(1)	End of Period
Year Ended December 31, 2000	1.00	1.00	1.00	1.00
Year Ended December 31, 2001	1.00	1.00	1.00	1.00
Year Ended December 31, 2002	3.90	1.55	3.24	3.37
Year Ended December 31, 2003	3.35	2.76	2.95	2.93
Year Ended December 31, 2004	3.06	1.95	2.94	2.98
Month Ended December 31, 2004	2.99	2.94	2.97	2.98
Month Ended January 31, 2005	2.97	2.92	2.95	2.92
Month Ended February 28, 2005	2.94	2.89	2.92	2.94
Month Ended March 31, 2005	2.96	2.91	2.93	2.92
Month Ended April 30, 2005	2.92	2.88	2.90	2.91
Month Ended May 31, 2005	2.90	2.88	2.89	2.88
Month Ended June 30, 2005 (through June 23, 2005)	2.90	2.87	2.88	2.87

(1)	Yearly data reflect average of month-end rates.

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

On June 23, 2005, the closing exchange rate (ask price) quoted by Banco de la Nación Argentina (“Banco Nación”) was P$2.87=US$1.00.

Risk Factors

You should consider the following risks with respect to an investment in Nortel and investments in Argentine corporations that are not normally associated with investments in the securities of issuers in the United States and other jurisdictions.

Risk Factors Relating to Argentina

Overview

Nortel’s single largest investment, Telecom Argentina, has substantially all of its property, operations and customers located in Argentina and most of Telecom Argentina’s indebtedness is denominated in U.S. dollars and euro. Accordingly, Telecom Argentina’s financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina and on the rates of exchange between the peso and such other currencies. In the past several years, the Argentine economy has experienced a severe recession as well as a political crisis. The abandonment of dollar-peso parity has led to significant devaluation of the peso against major international currencies, resulting in Telecom Argentina’s need to restructure its financial indebtedness. These conditions have affected and will continue to affect each of Nortel’s and Telecom Argentina’s financial condition and results of operations and may impair Telecom Argentina’s ability to make payments of principal and/or interest on its financial indebtedness and Nortel’s and Telecom Argentina’s ability to pay dividends.

Devaluation of the peso will adversely affect Telecom’s results of operations and its ability to service its debt obligations.

Since Telecom realizes substantially all of its revenues in Argentina in pesos, any devaluation in the peso will negatively affect the U.S. dollar value of its earnings while increasing the cost, in peso terms, of its expenses and capital costs denominated in foreign currency (including the costs of servicing its indebtedness denominated in foreign currencies). A significant depreciation in the Argentine peso against major foreign currencies also may have a material adverse impact on Telecom’s capital expenditure program.

The Argentine peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. Given the economic and political uncertainties in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these uncertainties will affect the consumption of telephone services or Telecom’s ability to meet its debt obligations denominated in currencies other than the peso. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact any of these changes could have on the value of peso and, accordingly, on our financial condition and results of operations.

Substantial inflation may return, which would negatively impact Telecom Argentina’s revenues.

Argentina experienced high levels of inflation during 2002, when the Argentine consumer price index increased 41% and the wholesale price index increased 118%. The level of inflation reflects both the effect of the peso devaluation on production costs and a substantial change in relative prices, partially offset by the elimination of public utility rate adjustments and the large drop in demand resulting from the recession.

Inflation slowed in 2003, with the Argentine consumer price index increasing by 3.7% and the wholesale price index increasing by approximately 1.9%. In 2004, the Argentine consumer price index increased by 6.1% and the wholesale price index increased by 7.9%. In the three-month period ending on March 31, 2005, the consumer price index increased 4.0% and the wholesale price index increased 2.2%. Despite the relatively moderate levels of inflation in recent years, it is possible that the Argentine economy will experience significant inflation in the future. If the Central Bank issues significant amounts of currency to finance public sector spending to intervene in the foreign exchange market or to assist financial institutions in distress, or if the value of the peso cannot be stabilized by positive expectations for Argentina’s economic future and/or strict fiscal and monetary policies, an increase in inflation rates can be expected. Since Telecom derives the majority of its revenues from fees payable in pesos, unless its tariffs increase at a rate at least equal to the rate of inflation, any further increase in the rate of inflation would decrease its revenues in real terms and adversely affect Telecom’s results of operations. As discussed below under “Risks Associated with Telecom and its Operations,” Telecom Argentina is currently not able to increase its regulated rates, and its ability to increase its regulated rates is subject to tariff negotiations that are taking place with the Argentine government. Telecom cannot guarantee that the results of those negotiations will be favorable to Telecom and to its financial condition.

The deterioration of the Argentine economy and the effects of pesification may require Telecom and/or Nortel to undertake a mandatory capital stock reduction or commence dissolution proceedings.

Under Article 206 of the Argentine Companies Law No. 19,550, as amended, if at the annual shareholders’ meeting a corporation presents financial statements that report that the corporation’s losses exceed its reserves and at least 50% of its capital stock, the corporation is required to reduce its capital stock. Furthermore, under paragraph 5 of Article 94, if the corporation presents annual financial statements that report negative net worth, the corporation is required to commence dissolution proceedings unless its shareholders take action (either by making an additional capital contribution or authorizing the issuance of additional shares of the corporation) to increase the company’s capital stock.

Telecom and Nortel reported significant losses for the year ended December 31, 2002, which absorbed their reserves and significantly reduced their shareholders equity. Therefore, Telecom and Nortel qualify for mandatory reduction of capital as prescribed by Argentine law. This situation continues as of the date of this report.

The effectiveness of Article 206 had been suspended by successive decrees through December 10, 2004. From December 10, 2004 until June 1, 2005, Article 206 regained its effectiveness. During this period Telecom Argentina and Nortel held their annual shareholders’ meetings in which Telecom Argentina’s and Nortel’s financial statements as of December 31, 2004 were approved. In addition, Telecom Argentina’s and Nortel’s shareholders did not take any of the remedial corporate actions mandated by Article 206. Notwithstanding the above, on June 1, 2005, the Argentine government issued Decree No. 540/05, which suspended the effectiveness of Article 206 until December 10, 2005. At the time of this annual report neither Telecom Argentina nor Nortel is under no obligation to take any of the remedial measures mandated by Article 206.

Future Argentine government policies will likely significantly affect the economy as well as the operations of the telecommunications industry.

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. Due to the Argentine economic crisis, the Argentine government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. Under the Kirchner administration, the CNC has been aggressive in adopting new regulations and imposing fines on telecommunications companies, particularly privatized companies such as Telecom. The CNC has initiated administrative proceedings to collect fines against Telecom amounting to approximately P$10 million for the 2002 – 2004 period.

In addition, local municipalities in the regions where Telecom operates have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and wireless networks. Local and federal tax authorities have also brought an increasing number of claims against Telecom. Telecom disagrees with these proceedings and is vigorously contesting them. However, we cannot assure that laws and regulations currently governing the economy or the telecommunications industry will not change, or that any changes will not adversely affect its business, financial condition or results of operations as well as Telecom’s ability to honor its foreign currency denominated debt obligations.

In the event of further social or political crisis, companies in Argentina may also face the risk of further civil and social unrest, strikes, expropriation, nationalization, forced renegotiation or modification of existing contracts, and changes in taxation policies, including royalty and tax increases and retroactive tax claims.

In addition, investments in Argentine companies may be further affected by changes in laws and policies of the United States affecting foreign trade, taxation and investment.

Argentina continues to face considerable political and economic uncertainty.

Although general economic conditions have shown improvement and political protests and social disturbances have diminished considerably since the economic crisis of 2001 and 2002, the rapid and radical nature of the changes in the Argentine social, political, economic and legal environment over the past several years and the absence of a clear political consensus in favor of any particular set of economic policies have given rise to significant uncertainties about the country’s economic and political future. It is currently unclear whether the economic and political instability experienced over the past several years will continue and it is possible that, despite recent economic growth, Argentina may return to a deeper recession, higher inflation and unemployment and greater social unrest. If this instability persists, there could be a material adverse effect on our results of operations and financial condition.

Additionally, the Argentine government faces severe fiscal problems as a result of the devaluation of the Argentine peso. Due to the fact that almost all of the financial obligations of the Argentine government are denominated in foreign currencies, there was an increase in the cost of financial services (in terms of Argentine pesos) of the debt of the Argentine government as a result of the devaluation. The government’s fiscal revenues are also denominated, in large part, in Argentine pesos and although these revenues have increased in Argentine pesos, due to inflation and to the establishment of new sources of tax collection, the revenues decreased in US dollar-terms. For this reason, the government is severely affected in its ability to carry out its payment obligations using foreign-currency.

Argentina’s prolonged default on its public debt may impair economic recovery despite the results of the recent restructuring of that debt.

The Argentine government has defaulted on a significant part of its public debt in recent years. Due to a sustained lack of investor confidence in Argentina’s ability to make payments due on its sovereign debt and in the Argentine economy generally, Argentina’s opportunities to effectively raise capital in the international markets have been severely limited.

On September 17, 2004, the IMF approved the Argentine Government’s request to defer repayment of about US$1.1 billion. On January 10, 2005, Argentina launched a formal offer to restructure more than US$100 billion of defaulted debt. On March 3, 2005, the Argentine government announced that 76% of its creditors had accepted the offer. However, at this time it is impossible to determine what effects the results of the offer will have, if any, on investor confidence or on the Argentine economy generally. Moreover, there can be no assurance that the Argentine government will not default on its obligations under these new bonds in the event that it experiences another economic crisis. In addition, Argentina will have to withstand any legal actions that may be filed by bondholders who did not accept the Argentine government’s exchange offer.

It is too early to assess what effects, if any, the recent restructuring will have on the Argentine economy or on the government’s relationship with the IMF. The adoption of austere fiscal measures may be required to repay the Argentine government’s debt and to balance its budget, which measures could adversely affect economic growth. Even if the government succeeds in restructuring its debt, unsatisfied creditors may resort to litigation in various forums against the government. These factors could lead to deeper recession, higher inflation and unemployment and social unrest, which would negatively affect our financial condition and results of operations. In addition, the Government’s default and its consequences may continue to affect the ability of private companies, including Telecom and Nortel, in obtaining access to capital markets or other forms of financing.

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

Argentina’s economic growth and the relative stability of the country’s exchange rate and inflation during 2003 have allowed a gradual accumulation of deposits in Argentine financial institutions and improved the liquidity of the financial system. Nevertheless, during 2003 there was only a small increase in the amount of loans granted by these institutions, which resulted in the decrease of interest rates. A prolonged continuation of this situation could make the Argentine financial system face serious risks due to lack of profitability and possible insolvency. If the relationship between the credit supply and demand remains weak then the financial institutions’ probability of collapse (as a result of operating with negative margins for an extended period of time) would be high. Under these circumstances, the size of the Argentine financial market and the ability of private companies to obtain financing could be reduced.

During 2004 overall bank deposits continued to improve, increasing 22% in the ten months ending in October. While most of these deposits continue to be short-term in nature (mainly in demand deposit accounts and saving accounts), longer term certificates of deposit started to increase in October for the first time since the crisis. This situation led to an increase in loans granted by banks, which grew 22% in the ten months ending in October. Furthermore, financing for businesses increased 48% over that period.

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

Risk Factors Relating to Nortel

As a holding company, Nortel’s ability to meet its financial obligations and to pay dividends is dependent upon the receipt of cash dividends and other distributions paid on the common stock of Telecom that it owns. We have not paid any dividend since 2001 and do not expect to pay dividends in the near future.

Nortel is a holding company which owns shares of common stock of Telecom Argentina, Nortel’s sole substantial asset. As a holding company, Nortel’s ability to meet its financial obligations, and to pay dividends and other distributions (including mandatory redemption payments) on the Series A and B Preferred Shares is dependent upon the receipt of cash dividends and other distributions paid on the common stock of Telecom Argentina that it owns. Telecom Argentina and Nortel did not pay dividends for the years ended December 31, 2004, 2003, 2002 or 2001 and there can be no assurance that they will be able to pay dividends in the near future. The ability of Telecom, Argentina and consequently Nortel, to pay dividends is subject to Telecom’s ability to generate sufficient cash from operations and is also subject to limits imposed by applicable Argentine law. In particular, under Argentine Companies Law, Telecom Argentina and Nortel may only declare dividends out of liquid and realized profits determined in accordance with Argentine GAAP and other applicable regulations and must allocate 5% of each year’s net income to a legal reserve until the total amount of such reserve equals 20% of its subscribed equity capital. In addition, as discussed in more detail in Item 5: “Operating and Financial Review and Prospects—Telecom’s Ongoing Restructuring Efforts,” the terms of the new notes that Telecom Argentina proposes to issue in its restructuring include, in addition to semi-annual scheduled payments of principal and interest, mandatory payments to be made semi-annually based on Telecom Argentina’s “excess cash” (as defined in the notes). The notes that Telecom Argentina proposes to issue pursuant to the APE also provide that if Telecom Argentina makes any Distribution Payment (a term which includes any dividend), then the minimum excess cash payment for the relevant period must be at least two and a half times such Distribution Payment. As a result, Telecom Argentina does not expect to pay dividends in the near future.

In addition, the declaration and payment of dividends on Series B Shares is subject to the dividend and redemption payments on Nortel’s Series A Preferred Shares. Because Telecom Argentina did not pay dividends for the fiscal years ended December 31, 2001, 2002, 2003 and 2004, Nortel did not make any distributions on its Series A or Series B preferred shares for the years ended December 31, 2001, 2002, 2003 and 2004. Due to Telecom’s current financial condition, it is unlikely Telecom Argentina and Nortel will be able to pay dividends in the near future. Further, until 2007, Nortel is required to make redemption payments on its Series A Preferred Shares of P$55.1 million per year plus the adjustment coefficient set forth by Decree No. 214/02, also known as “CER”. These redemption payments reduce the amount of cash which would otherwise be available to make dividend payments on Series B Preferred Shares and Nortel ordinary shares. Any redemption and dividend payments not declared nor paid by Nortel when due will bear interest at LIBOR. Therefore, even if Telecom Argentina does make dividend payments in future years, Nortel will be unable to use this dividend income to make dividend payments to the Series B preferred and ordinary shareholders until all of the accrued but unpaid amortization and dividends on the Series A Preferred Shares have been paid.

Since January 6, 2002, the Convertibility Law which established a P$1.00 to US$1.00 exchange rate has been partially repealed and since that date the Argentine peso has experienced a significant devaluation. Since Nortel’s dividends are paid in Argentine pesos, such dividends, if and when paid, will have a lower value in dollar terms.

The outcome of the proposed debt restructuring of Telecom Argentina will have a material effect on our financial position and the value of our shares.

Our sole substantial asset is our equity ownership interest in Telecom Argentina. Telecom Argentina is currently in the late stages of a restructuring pursuant to an Acuerdo Preventivo Extrajudicial (“APE”), an out-of-court restructuring agreement governed by Law No. 24,522. Although the APE received the support of holders of more than 94% of the principal amount of Telecom Argentina’s financial indebtedness and has received approval of an Argentine court, Telecom Argentina cannot be certain that it will be successful in refinancing its outstanding debt through the APE.

If Telecom Argentina’s debt restructuring is not successful, it may be forced into bankruptcy or liquidation proceedings that could have a material adverse effect on the value of the Telecom shares. See “Risk Factors–Risk Factors Relating to Telecom and its Operations–Telecom may be forced into bankruptcy or to file for reorganization.”

Because Nortel is a holding company, upon the liquidation or reorganization of Telecom Argentina or its subsidiaries, Nortel’s right to participate in any distribution of their assets is subject to the prior claims of creditors of Telecom Argentina and the relevant subsidiary, including trade creditors.

If Telecom Argentina’s proposed restructuring is implemented in its proposed form, the debt service requirements under the terms of the new notes (including semi-annual scheduled payments of principal and interest and mandatory prepayments based on Telecom Argentina’s “excess cash” as defined in the notes) will be substantial. As a result, Telecom Argentina does not expect to pay dividends in the near future.

Sofora, as the principal shareholder of Nortel, exercises significant control over matters affecting Nortel.

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

Telecom Argentina and its subsidiaries have engaged in and will continue to engage in transactions with related parties of Nortel. Certain decisions concerning our operations or financial structure may present conflicts of interest between these shareholders as direct or indirect owners of Nortel’s and Telecom’s capital stock and as parties with interests in these related party contracts. See Item 7: “Major Shareholders and Related Party Transactions.”

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

Publicly available information about public companies in Argentina is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States and certain other countries. In addition, although Nortel is subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of domestic U.S. issuers. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of investors in such markets as compared with the securities markets in the United States and certain other developed countries. Nortel maintains its financial books and records and prepares its financial statements in conformity with Argentine GAAP, which differs in certain respects from US GAAP. See Note 16 to Nortel’s Consolidated Financial Statements for a description of the significant differences between Argentine GAAP and US GAAP as they relate to Nortel.

Risk Factors associated with Telecom Argentina and its Operations

The outcome of Telecom Argentina’s debt restructuring is subject to uncertainty

Telecom Argentina is currently in the late stages of a restructuring pursuant to an Acuerdo Preventivo Extrajudicial (“APE”), an out-of-court restructuring agreement governed by Law No. 24, 522. Although the APE received the support of holders of more than 94% of the principal amount of Telecom Argentina’s financial indebtedness and has received approval of an Argentine court, Telecom Argentina cannot assure you that it will be successful in refinancing its outstanding debt through the APE. The proposed APE is subject to a number of as-yet unsatisfied conditions including the expiration of a court-ordered period within which non-consenting or absent creditors may elect consideration to be provided to them and the delivery of the consideration to be provided under the APE. In addition, the APE procedure is a new statutory mechanism with few court cases interpreting these proceedings, and judicial treatment of the APE by the reviewing court and the enforcement of the APE by courts outside of Argentina is subject to uncertainty. It is possible that one or more of Telecom Argentina’s creditors may seek to attach Telecom Argentina’s assets prior to the completion of the proposed restructuring. In addition, if the APE is not completed and a claim is filed requesting Telecom Argentina’s bankruptcy, or quiebra, by one or more of its creditors, Telecom Argentina may seek the assistance of the Argentine courts by filing for reorganization, or concurso. If Telecom Argentina’s proposed restructuring is not consummated, there is a significant likelihood that it will have to commence bankruptcy proceedings or face involuntary insolvency proceedings.

It is possible that Telecom Argentina will not be able to pay the interest or the principal of the notes.

If the restructuring is successful, Telecom Argentina foresees being able to make payments of principal and interest on the notes to be issued by Telecom Argentina. Nonetheless, this expectation is based on certain assumptions regarding macroeconomic factors which will affect significant components of its business including:

•	an exchange rate between the Argentine peso and the US dollar that will remain in the range of P$3.00 to P$5.00 for US$ 1.00, for the period of duration of the notes.

•	lower rates of inflation for the period of the duration of the notes than those experienced in 2002.

•	a moderate increase in the internal Argentinean gross national product.

If any of these assumptions is incorrect, or if there are unforeseen events which significantly and adversely affect its operations or if restrictions are imposed on its ability to transfer funds abroad, it is possible that Telecom Argentina might not be in a position to make the interest and principal payments due under the notes. Investment in the notes, therefore, involves a high degree of risk.

Telecom Argentina cannot assure you that the publicly traded notes will be entitled to the benefits of the exemption from withholding tax provided in the Argentine negotiable obligations law. As a consequence, Telecom Argentina could be obliged to pay Argentine taxes on the publicly traded notes and such obligation, if imposed, could adversely affect its ability to satisfy its obligations under the notes and/or invest in its business.

Due to Telecom Personal’s significant debt service obligations, the terms of Telecom Personal’s loan agreements and the terms of the notes that Telecom Argentina proposes to issue pursuant to the APE, Telecom Personal’s cash flow is not available to Telecom Argentina. Accordingly, its ability to satisfy the debt service obligations under the notes will depend on the results of Telecom Argentina’s operations (excluding the operations of Telecom Personal and its subsidiaries). Because the terms of the notes that Telecom Argentina proposes to issue pursuant to the APE and the terms of the loans entered into by its principal subsidiaries also restrict the transfer of cash and assets among companies in the Telecom Group, each of Telecom Personal’s and Nucleo’s ability to satisfy their respective debt service obligations will depend on each company’s stand-alone results of operations.

Given that the notes will not be guaranteed by any of Telecom Argentina’s subsidiaries, the notes will be subordinated structurally to indebtedness incurred by its subsidiaries. Accordingly, upon the liquidation or reorganization of Telecom Argentina’s subsidiaries, its right to participate in any distribution of its assets is subject to the prior claims of creditors of the relevant subsidiary, including trade creditors. As of December 31, 2004, Telecom Argentina’s subsidiaries (among them, Telecom Personal and Núcleo) had liabilities reaching a total of US$547 million (including trade creditors and excluding inter-company obligations). Subject to certain restrictions,

Telecom Argentina’s subsidiaries can incur additional debt and all of that debt will be structurally senior to the notes.

There is no established market for the notes and the value of the market for the notes is uncertain

The notes will be newly issued securities without any established trading market. It is not possible to assure that such a market will develop. If such a market does not develop, the notes could be transferred at prices that could be higher or lower than those of the outstanding notes. This will depend on numerous factors, many of which are outside Telecom Argentina’s control. The liquidity of the notes could be adversely affected by changes in interest rates and the decline in volatility of the market for similar instruments and by the global economy, as well as by any change in Telecom Argentina’s financial condition and results of operations. In addition, if Telecom Argentina concludes that continuing a listing on a particular exchange is too onerous we may decide to delist from that particular stock exchange.

If Telecom Argentina’s restructuring is not consummated, there is a significant likelihood that it will pursue the pesification of its debt denominated in foreign currencies, and will have to commence reorganization proceedings or face bankruptcy proceedings.

Except for partial payments of accrued but unpaid interest of the equivalent of US$96 million (excluding withholding tax) made by Telecom Argentina in June 2003, Telecom Argentina has not made principal or interest payments to its financial creditors since the first half of 2002. As of December 31, 2004, the aggregate principal amount of Telecom Argentina’s outstanding debt, excluding accrued but unpaid interest, penalties and post-default interest rate increases, was the equivalent of US$2,685 million. Including accrued but unpaid interest, penalties and post-default interest rate increases, as of December 31, 2004, the aggregate amount of Telecom Argentina’s total outstanding debt on a stand-alone basis amounted to approximately the equivalent of US$3,161 million. As of December 2004, Telecom Argentina’s subsidiaries Telecom Personal and Núcleo successfully restructured their respective financial debt.

A substantial portion of Telecom’s outstanding debt is denominated in foreign currencies and is governed by foreign law. Notwithstanding the economic crisis in Argentina and subsequent devaluation and pesification, Telecom Argentina has recorded its outstanding debt at their respective original foreign currencies in the expectation that the debt restructuring would be completed successfully. If a restructuring plan pursuant to the APE is not completed substantially as proposed, Telecom’s management will have to consider different courses of action, which may include the “pesification” of foreign-currency-denominated debt governed by foreign law.

Telecom Argentina’s cash flow is currently insufficient to service its existing debt. Although Telecom Argentina expects to successfully complete the restructuring pursuant to the APE, there remains a possibility that it will have to commence reorganization, or concurso, proceedings under Argentine Bankruptcy Law or one of its creditors may force Telecom Argentina into bankruptcy proceedings, or quiebra.

Telecom Argentina has been advised by its Argentine counsel that in order to reorganize its outstanding debt under a concurso, it would need to obtain the approval of the majority of its unsecured creditors representing two-thirds of its liabilities filed in the concurso proceedings and admitted by the Argentine court. During the period of the concurso, the holders of such outstanding debt should expect the following:

•	Telecom Argentina will continue managing its business, subject to control and supervision by a bankruptcy trustee (síndico) and a committee of creditors. In addition, certain transactions will be subject to court approval (which approval would be subject to input from, but would not be bound by, the opinion of the committee of creditors).

•	All of Telecom Argentina’s obligations will become due and payable as provided for by applicable laws.

•	Existing judicial claims from creditors, including trade creditors, will be considered by the court and any proceedings relating to these claims will be stayed. Holders of Telecom Argentina’s outstanding debt therefore may be unable to control the process and their interests may be given less weight by the reviewing court when considered in relation to the interests of all of the affected creditors, including commercial creditors. In the APE, by contrast, commercial creditors will not have their claims accelerated and will continue to be paid on customary terms.

•	The claims of holders of Telecom Argentina’s outstanding debt will be restructured on terms that cannot be predicted at this time, but they could be more or less favorable than the terms being offered pursuant to the APE.

•	For purposes of calculating the requisite majorities and the relative positions of the creditors, restructured claims denominated in a currency other than pesos will be converted into pesos at the exchange rate as of the date of the bankruptcy trustee’s filing of its report discussing each proof of claim.

•	Reorganization (concurso) proceedings are likely to take a longer period of time than proceedings involving APE agreements and holders may therefore have to wait for an extended period of time before the concurso proceedings are completed. During this period, Telecom Argentina could lose significant value.

•	Accrual of interest on the affected unsecured debt will be suspended in the concurso.

•	Telecom Argentina’s assets would be protected against claims by its creditors, and the protection would include, but would not be limited to, a prohibition against attempts to attach or liquidate these assets.

•	No payments of principal or interest may be made by Telecom Argentina to its creditors.

•	Holders of Telecom Argentina’s indebtedness will lose any rights of set-off against Telecom Argentina that they had prior to the reorganization (concurso) unless the debt owed to holders was already due and payable prior to the date of filing of the reorganization (concurso).

•	If the reorganization (concurso) fails, holders of Telecom Argentina indebtedness will be left with a claim in a bankruptcy (quiebra) and may force Telecom Argentina into quiebra.

Telecom Argentina has been advised by its Argentine counsel that if it is forced into bankruptcy proceedings (quiebra) holders of its outstanding debt should expect the following:

•	A court-appointed trustee will manage Telecom Argentina’s business under the supervision of the Argentine court which will be subject to input from, but will not be bound by, the opinion of a committee of affected creditors. In this respect, if the court considers that the interruption of the provision of an essential public service may cause severe damage to Telecom Argentina’s customers, the court may authorize Telecom Argentina to continue providing this public service.

•	All of Telecom Argentina’s obligations will become due and payable immediately.

•	Existing judicial claims from creditors, including commercial creditors, will be considered by the reviewing court and any proceedings relating to these claims at the time of the bankruptcy (quiebra) will be stayed. Holders of outstanding Telecom Argentina debt therefore may not be able to control the process, and their interests shall be treated in accordance with Argentine Bankruptcy Law, taking into account the interests of all creditors as a whole. In the APE, by contrast, commercial creditors will not have their claims accelerated and will continue to be paid on customary terms.

•	Holders of Telecom Argentina’s outstanding debt may not exercise any set-off rights with respect to debt owed to them prior to the bankruptcy (quiebra) unless the debt owed to holders was already due and payable prior to the date of filing the bankruptcy (quiebra).

•	The bankruptcy (quiebra) proceedings may continue for a continued period of time and during this period Telecom Argentina could lose significant value.

•	Under the Argentine court’s supervision, the trustee will identify all of the assets and liabilities of Telecom Argentina, liquidate the assets (for which a specific procedure may apply under Argentine law according to the terms of Telecom Argentina’s license to provide telecommunications services) and distribute the proceeds from this liquidation among all of Telecom Argentina’s creditors in the preferential order set forth under Argentine Bankruptcy Law.

•	Foreign currency-denominated claims will be mandatorily converted into pesos at the exchange rate in effect on the date on which the bankruptcy is declared or upon the maturity of the claims, if maturity occurred before the bankruptcy was declared.

•	Interest on Telecom Argentina debt will cease to accrue.

•	Telecom Argentina’s assets would be protected against claims by its creditors, and the protection would include, but would not be limited to, a prohibition against attempts to attach or liquidate these assets.

•	Holders of Telecom Argentina indebtedness will lose any rights of set-off against Telecom Argentina that they had prior to the bankruptcy (quiebra) unless the debt owed to holders was already due and payable prior to the date of filing of the bankruptcy (quiebra).

•	If Telecom Argentina becomes subject to bankruptcy proceedings, the Argentine government has the power to revoke Telecom Argentina’s licenses to provide telecommunications services, including fixed-line telephony.

•	If Telecom Argentina’s license to provide fixed-line telephony services is revoked, Nortel may be forced to transfer Telecom Argentina’s shares and capital contributions in trust to the relevant regulatory entity, who will sell these shares and capital contributions in an auction. If this occurs, the proceeds of the sale minus fees, expenses, taxes and/or penalties will be delivered to Nortel. Once the shares and the capital contributions have been awarded to a new entity in the auction, a new license will be issued. During this period of time the regulatory entity may appoint one or more operators to temporarily provide the services formerly provided by Telecom Argentina. Any of these operators will be paid out of the proceeds of the sale of the shares.

In addition, the processes of reorganization (concurso)and bankruptcy (quiebra) proceedings are subject to considerable uncertainty because they will be governed by a statute that was amended in 2002, and substantial aspects of the amended statute have not yet been applied or interpreted by the courts. Consequently, the actual outcome might be less favorable or more favorable for creditors than the consequences described in this annual report in ways Telecom Argentina cannot foresee.

Uncertainties resulting from the current economic situation in Argentina and currently existing regulations affecting Telecom and uncertainties relating to the restructuring of Telecom Argentina’s outstanding debt currently raise substantial doubt about Nortel’s and Telecom’s ability to continue as a going concern and may continue to negatively impact Noretl’s and Telecom’s financial position and results of operations.

Nortel’s and Telecom Argentina’s Consolidated Financial Statements have been prepared assuming that each company will continue as a going concern.

Nortel’s and Telecom Argentina’s accountants’ report includes a paragraph describing the existence of substantial doubt about Nortel’s and Telecom’s ability to continue as a “going concern.” Although Telecom Argentina expects that completion of the APE, if successful, will reduce the risks associated with or Telecom Argentina’s ability to continue as a going concern, factors such as the strength of the Argentine economy and the devaluation of the peso may continue to negatively impact the financial position and consolidated results of operations of Nortel and of Telecom Argentina.

Telecom Argentina’s ability to operate its business will be constrained by restrictions and limitations imposed during the interim period for the APE and by the indenture governing the notes that Telecom Argentina proposes to issue in connection with the APE.

The indenture governing the notes proposed to be issued by Telecom Argentina pursuant to its APE will contain certain operating and financial restrictions and covenants that may adversely affect Telecom’s ability to finance its future operations or capital needs or to engage in certain business activities. Telecom Argentina will agree to observe these restrictions during the interim period for the APE. These agreements will limit, and in some cases prohibit, Telecom’s ability to:

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

In addition, the notes will, and Telecom Personal’s loans do, contain cash sweep provisions which will require Telecom Argentina and Telecom Personal to use any “excess cash” as defined in the notes to prepay Telecom Argentina’s and Telecom Personal’s notes, respectively, which will further limit Telecom Argentina’s ability to finance its future operations or capital needs. Due to these debt service obligations and the terms of these debt instruments, we do not expect Telecom Argentina to pay dividends in the near future.

Telecom Argentina is and will continue to be highly leveraged.

As of December 31, 2004, Telecom’s total consolidated bank and financial indebtedness, denominated in dollars, euro and yen amounted to the equivalent of approximately US$3,548 million, including accrued but unpaid interest, penalties and post-default interest rate increases. Telecom’s total consolidated peso-denominated debt amounted to P$84 million, including accrued but unpaid interest, and CER adjustment. Telecom’s leverage may impair its ability to service its indebtedness or obtain additional financing in the future, to withstand competitive pressure and adverse economic conditions or to take advantage of significant business opportunities that may arise.

In addition, Telecom’s subsidiary Telecom Personal is and will continue to be highly leveraged. As of December 31, 2004, Telecom Personal’s stand-alone nominal amount of outstanding debt was US$416 million (including the US$28 million nominal amount in intercompany obligations).

The “pesification” and freezing of rates may continue to adversely affect Telecom Argentina’s revenues.

In accordance with the Public Emergency Law, in January 2002, rates for basic telephony services and long distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00. The rates Telecom Argentina may charge in the future will be determined by negotiation between Telecom Argentina and the Argentine government. According to the Public Emergency Law, while undertaking these negotiations, the Argentine government must consider the effect of these rates on the competitiveness of the general economy, the quality of the services, the investment plans, consumer protection and accessibility of the services and the profitability of Telecom Argentina. In connection with these negotiations, on May 20, 2004, Telecom Argentina and Telefónica de Argentina S.A. signed a letter of understanding with the Argentine government whereby Telecom Argentina agreed, without waiving its right to continue negotiations, to maintain the current tariff structure it charges its customers for basic telephony services until December 31, 2004.

On October 17, 2004, Law No. 25,972 was published in the Argentine government’s Official Bulletin. The law provides for the extension (until December 31, 2005) of the term for the renegotiation of public works and services contracts specified in Article 9 of the Public Emergency Law. Law No. 25,972 also stipulates that the Argentine government will not be bound in its renegotiation of these contracts by any regulations with respect to public works and services currently in effect. The law also confirms that the effectiveness of the Public Emergency Law will continue until December 2005.

We are unable to predict the outcome of these negotiations and the rate scheme which will be applied in the future. Moreover, we are unable to predict whether the Argentine government, as a result of the current rate renegotiations, will impose additional conditions or requirements, and if these conditions or requirements are imposed, whether Telecom will be able to meet them.

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

Telecom must comply with conditions in its licenses, some of which are outside of its control.

Telecom is subject to a complex series of laws and regulations with respect to most of the telecommunications services it provides. Telecom provides telecommunications services pursuant to licenses that are subject to regulation by various regulatory bodies. Any partial or total revocation of the licenses would be likely to have a material adverse impact on Telecom’s financial condition and results of operations. Telecom’s dissolution and the declaration of bankruptcy are events which may lead to a revocation of Telecom’s licenses.

Certain license conditions are not within Telecom’s control. For example, any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the regulatory authorities may result in the revocation of Telecom’s license.

In addition, since December 2003, the Telecom Italia Group and W de Argentina—Inversiones S.L are each required to maintain direct ownership of at least 15% of the common stock of Sofora.

Nortel owns all of Telecom Argentina’s Class A Ordinary Shares (51% of Telecom Argentina’s total capital stock) and approximately 8.5% of Telecom Argentina’s Class B Ordinary Shares (3.74% of Telecom Argentina’s total capital stock) which, in the aggregate, represented approximately 54.74% of Telecom Argentina’s total capital stock. Telecom Argentina is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of Telecom Argentina’s capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders. See “Major Shareholders and Related Party Transactions—Shareholders’ Agreement”.

Pursuant to the List of Conditions as amended by Resolutions S.C. No 111/03 and No 29/4: (i) any reduction of ownership of Nortel in the capital stock of Telecom Argentina to less than 51% without prior approval of the Regulatory Bodies; or (ii) any reduction of ownership of currently common shareholders in the capital stock with voting power of Nortel to less than 51% without prior approval of the Regulatory Bodies, may result in the revocation of Telecom’s telecommunications license.

Telecom’s business operates in a competitive environment which may result in a reduction in its market share in the future.

Telecom competes with licensed provider groups, comprised of, among others, independent basic telephony service providers, mobile (cellular) and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina. Groups with data transmission networks and other companies providing wireless services may be indirect competitors of Telecom Argentina to the extent those services may be substitutes for fixed wireline telephony. As of December 31, 2004, more than 150 licenses for local and/or long distance services had been granted since the end of the exclusivity period. See “Information on Telecom—Our Business—Competition.”

Telecom expects that it will face pressure on the rates it charges for services and experience loss of market share for basic telephony service in the Northern Region as a result of this competition. In addition, the market for cellular services is quite competitive as certain of Telecom’s competitors are better capitalized than Telecom in their networks and have substantial telecommunications experience. In 2004, Telefónica Móviles, S.A. (“Telefónica Móviles”), the wireless affiliate of Telefónica, S.A., acquired the Argentine cellular business of Movicom, which resulted in Telefónica Móviles becoming Argentina’s largest cellular operator. The Internet services and wireless telecommunications markets, which Telecom expects will account for an increasing percentage of Telecom’s revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the basic telephony market, Telecom must invest in its fixed-line network in order to maintain and improve service quality. To remain competitive in the wireless telecommunications market, Telecom Personal must enhance its wireless networks by transitioning from TDMA to GSM technology, expand its network coverage, provide high service quality and attractive plans. To remain competitive in the Internet services market, Telecom must constantly upgrade its access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of its services. Telecom must also adapt to changing market conditions. Responding to these changes may require Telecom to devote substantial capital to the development, procurement or implementation of new technologies. See “Information on Telecom—Capital Expenditures.”

Telecom also anticipates that it will have to devote significant resources to the refurbishment and maintenance of its and its subsidiaries’ existing network infrastructures. In addition, Telecom may have to make significant expenditures for the repair or replacement of its equipment lost due to theft or vandalism.

The operating and financial restrictions under the terms of the notes (including limits on capital expenditures by Telecom Argentina and by Telecom Personal) and the macroeconomic situation in Argentina and Telecom’s related lack of access to bank financing and the capital markets may impede Telecom’s ability to successfully invest in, and implement, new technologies, coverage and services in a timely fashion. Accordingly, we cannot assure you that Telecom will have the ability to make needed capital expenditures. If Telecom is unable to make these expenditures, or if its competitors are able to invest in their businesses to a greater degree than Telecom is, Telecom’s competitive position will be adversely impacted.

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

Telecom Argentina could be delisted from the New York Stock Exchange and/or the Buenos Aires Stock Exchange which would result in a loss of liquidity for its securities.

Telecom Argentina’s Class B Shares are currently listed on the Buenos Aires Stock Exchange and its ADSs are currently listed on the New York Stock Exchange. See Item 9: “The Offer and Listing.” Under its regulations, the Buenos Aires Stock Exchange will delist shares of a company under certain circumstances which include the company reporting a deficit under Argentine GAAP, a bankruptcy judgment against the company, liquidation, revocation of the company’s public offering authorization by the CNV and delisting by a foreign stock market.

A company may be delisted from the New York Stock Exchange if its average global market capitalization falls below certain specified levels, its average daily closing price falls below certain specified levels for a specified period or if the listed company has a reduction in operating assets, undergoes bankruptcy or liquidation, violates public policy or its agreements with the New York Stock Exchange or the listed company’s securities are authoritatively determined to have no value. During 2002, Telecom Argentina was notified by the New York Stock Exchange that it did not meet the minimum share price criteria for continued listing on the exchange. However, its share price subsequently increased so that our ADSs met the New York Stock Exchange’s standards on minimum price per ADS. Although Telecom Argentina’s Board of Directors has been authorized to change the ratio of ADSs to common shares if necessary in the future, it is possible that the current economic and political conditions in which we are operating may result in circumstances that require the delisting of Telecom Argentina’s securities from the

New York and/or Buenos Aires Stock Exchange. The delisting of Telecom Argentina’s securities from either of these exchanges will result in a loss of liquidity for Telecom Argentina’s shares.

Telecom Argentina’s operations and financial condition could be affected by union activity and general labor unrest.

In Argentina, labor organizations have substantial support and have considerable political influence. The demands of Telecom’s labor organizations have increased recently as a result of the general labor unrest and dissatisfaction resulting from the disparity between the cost of living and salaries in Argentina as a result of the end of the Convertibility Law (although the Argentine government has attempted to alleviate this economic disparity through in-kind social welfare distributions). Moreover, labor organizations have advocated that certain of Telecom’s non-unionized employees should be represented by trade unions. If the number of employees covered by trade unions increases, Telecom may incur an increase in costs for the higher compensation that it and its contractors may need to pay to unionized employees.

In this context, and given the fact that Telecom is limited in its abilities to resolve these issues since it has not received authorization for tariff increases, Telecom concluded several agreements with various labor organizations representing Telecom’s fixed-line telephony employees. These agreements entered into effectiveness in January 2005 and will be in force for twelve months, such that Telecom expects to enter into new discussions at the end of this year. Such new discussions may include new claims by labor organizations. Please see “Item 6 – Directors, Senior Management and Employees – Employee and Labor Relations.”

The Argentine government may order salary increases to be paid to employees in the private sector, which would increase Telecom’s cost of doing business.

The Argentine government has in the past and may in the future promulgate laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees. In the aftermath of the Argentine economic crisis, both the government and private sector companies have experienced significant pressure from employees and labor organizations relating to wage levels and employee benefits. In early 2005 the Argentine government promised not to order salary increases by decree. However, there has been no abatement of pressure to mandate salary increases, and it is possible the government will adopt measures that will increase salaries or require Telecom to provide additional benefits, which would increase Telecom’s costs and, in the absence of an adjustment of regulated tariffs, reduce Telecom’s profitability.

Telecom is involved in various litigation proceedings which could result in unfavorable decisions and financial penalties for Telecom.

In addition to the court proceedings related to the APE, Telecom is party to a number of legal proceedings, some of which have been pending for several years. Telecom cannot be certain that these claims will be resolved in its favor, and responding to the demands of litigation may divert management time, attention and financial resources. Please see Item 8: “Financial Information – Legal Proceedings” in the Telecom Form 20-F attached as an exhibit hereto.

Telecom may be subject to measures by the Argentine government which may impose an obligation to provide telecommunications services without or with reduced compensation which may result in losses.

On June 12, 2002, the Argentine Congress passed Law No. 25,609 which, as of the date of this report, is not yet in effect. Law No. 25,609 provides that Argentine telephone operators such as Telecom Argentina must provide “indispensable telephony services” to certain public entities even if these beneficiaries do not pay for these services. The implementation of Law No. 25,609 and subsequent regulations may impact Telecom Argentina’s ability to set-off any amounts owed by these public entities against any amounts Telecom Argentina owes to the Argentine government. In addition, the fulfillment of these obligations may result in losses for Telecom Argentina.

As part of Telecom Argentina’s negotiations under Decree No. 293/02 on the tariff structure, on May 20, 2004, Telecom and Telefónica de Argentina S.A. signed a letter of understanding with the Argentine government whereby Telecom, together with Telefónica de Argentina S.A. agreed, among other things, to grant free prepaid calling cards to pensioners and to certain beneficiaries of Argentine government-sponsored social programs that currently have no wire telephone lines until December 31, 2004, and to establish special tariffs for the provision of Internet services within the Argentine provinces. Telecom has fulfilled its obligations included in the letter of understanding.

In addition, in April 2005, the SC instructed Telecom Argentina and Telefónica to incorporate the beneficiaries of the Chief of Household Plan to the current lists for access to the discounts granted for low consumption. The Ministry of Employment has begun to give information regarding qualifying beneficiaries so that it can proceed to offer these services to those beneficiaries who are eligible.

Our consolidated financial statement under Argentine GAAP may not give you the same information as financial statements prepared under US GAAP.

Publicly available information about public companies in Argentina is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States and certain other countries. In addition, although we are subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of domestic U.S. issuers. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of investors in these markets as compared with the securities markets in the United States and certain other developed countries. We maintain our financial books and records and prepare our financial statements in conformity with Argentine GAAP, which differs in certain significant respects from US GAAP. See Note 16 to the Consolidated Financial Statements for a description of the significant differences between Argentine GAAP and US GAAP as they relate to us.

The Central Bank has imposed restrictions on the transfer of funds outside of Argentina in the past and may do so in the future, which could prevent Telecom Argentina from making payments on its external debt.

In 2001 and 2002, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad. These restrictions severely limited Telecom’s ability to make payments on its debt to creditors outside of Argentina. Although these restrictions have generally been eliminated, there can be no assurance that the Central Bank will not again restrict the transfer of funds abroad for principal and/or interest payments by Telecom to its foreign creditors which would limit its ability to service its debt.

For a detailed explanation of risks associated with an investment in Telecom, see Item 3: “Key Information—Risk Factors” in the Telecom Form 20-F included as an exhibit hereto.

ITEM 4.	INFORMATION ON THE COMPANY

The Company

Nortel Inversora S.A. was organized by a consortium of Argentine and international investors to acquire a controlling interest in the common stock of Telecom as the first step in Argentina’s privatization of its fixed-link public telecommunications services and basic telephone services. See Item 7: “Major Shareholders and Related Party Transactions”. As of December 31, 2004, Nortel owned approximately 55% of the common stock of Telecom Argentina. Nortel’s sole substantial activity is owning such stock and its sole substantial source of cash income is cash dividends paid on such stock. (See Item 10: “Additional Information—Nortel’s Capital Stock”).

Nortel is a stock corporation (sociedad anónima) organized under the laws of Argentina on October 31, 1990. Nortel has decided not to adopt the regime (described more fully under Item 10: “Additional Information—Change of Control”) regarding mandatory tender offers which is applicable to all Argentine corporations with listed securities. The Company’s business offices are located at Alicia Moreau de Justo 50-11th Floor C1107 AAB Buenos Aires, Argentina and its telephone number is 541-14-968-3631. Nortel’s operations are limited only by its corporate purpose as stated in its bylaws, which is to invest in companies, other than financial services companies, generally, and to invest in Telecom specifically. Therefore, Nortel is able to expand into other businesses within its corporate purpose without regulatory approval. Nortel Inversora S.A.’s commercial names are “Nortel Inversora” outside of Argentina and “Nortel” or “Nortel Inversora” in Argentina.

For a description of Telecom’s business and its principal capital expenditures, see Item 4: “Information on the Company” in the Telecom Form 20-F included as an exhibit hereto.

Our authorized agent in the United States for SEC reporting purposes is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

Recent Developments

Telecom Argentina’s APE

On June 22, 2004, Telecom Argentina began to solicit consents from holders of its financial indebtedness on a stand-alone basis to enter into an APE. Assuming it is completed as proposed, the APE will allow Telecom Argentina to restructure its outstanding financial indebtedness on a stand-alone basis by issuing debt with new payment terms and by paying cash consideration and making partial cash interest payments. On October 21, 2004, having received the participation of 82.35% of its creditors (holding 94.47% of Telecom Argentina’s outstanding debt), Telecom Argentina filed its APE with the Commercial Court of Buenos Aires as required by Argentine law. The APE received court approval on May 26, 2005. The APE is subject to a number of as-yet unsatisfied conditions including the expiration of a court-ordered period within which non-consenting or absent creditors may elect consideration to be provided to them and the delivery of the consideration provided in the APE. For a description of the relevant court proceedings, see Item 4: “Information on the Company – Recent Developments” and Item 8: “Financial Information – Legal Proceedings” in the Telecom Form 20-F included as an exhibit hereto.

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

In addition, beginning with the Nortel fiscal year commencing January 1, 1994 and for each fiscal year thereafter for which liquid and realized profits are legally available for distribution after providing for payment of the Base Dividend, holders of Series A Preferred Shares will receive an additional dividend calculated based on the Distributable Return on Equity (“DROE”) of Telecom, if the DROE is higher than 10%. The Series A Preferred Shares are to be redeemed in ten equal annual installments of their subscription price commencing in 1998. The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves. Any redemption payments not declared nor paid by Nortel when due will bear interest, at LIBOR, from the due date until the actual payment date. Prior to the change in the Company’s fiscal year end these redemption payments were made prior to the end of February of each year and now will be made prior to the end of May of each year as a result of the change in the Company’s fiscal year end. On January 26, 2001, Nortel paid the fourth installment of the scheduled redemption of Series A Preferred Shares in an amount of approximately P$55.1 million (nominal amount at date of payment). On May 4, 2001, Nortel paid an additional installment of the redemption of Series A Preferred Shares in an amount of approximately P$14 million (nominal amount at date of payment) (corresponding to the proportional amount for the three month period ended December 31, 2000). On April 24, 2002, April 30, 2003, April 29, 2004 and April 27, 2005, at Telecom’s annual shareholders’ meetings for the fiscal years ended December 31, 2001, 2002, 2003 and 2004 respectively, Telecom’s shareholders decided that no dividend payments would be made due to Telecom’s financial condition and results of operations. Consequently, at Nortel’s annual shareholders’ meetings held on April 25, 2002, April 30, 2003, April 29, 2004 and April 27, 2005 for the fiscal years ending December 31, 2001, 2002, 2003 and 2004, respectively, Nortel’s shareholders decided that no dividends would be paid and that there would be no amortization of the Series A Preferred Shares. The non-payment of this amortization triggered the right of the holders of Series A Preferred Shares to exercise their voting rights and to appoint a member of Nortel’s board of directors, and Nortel’s failure to comply with the financial ratio covenant contained in the terms and conditions of the Series A and Series B Preferred Shares triggered the right of the Series A and Series B shareholders to appoint a member of Nortel’s board of directors. Accordingly, the Series A and Series B shareholders have jointly appointed Carlos Marcelo Villegas to Nortel’s board of directors.

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

Relationship between Nortel and Telecom

As of December 31, 2004, Nortel owns 502,034,299 of Telecom Argentina’s Class A Ordinary Shares, nominal value P$1.00 per share (the “Class A Shares”), representing 100% of Telecom Argentina’s issued and outstanding Class A Shares and 51% of Telecom Argentina’s total capital stock, and 36,832,408 of Telecom Argentina’s Class B Shares, nominal value P$1.00 per share, representing approximately 8.44% of Telecom Argentina’s issued and outstanding Class B Shares and approximately 3.74% of Telecom Argentina’s total capital stock. Pursuant to the Privatization Regulations and the terms and conditions of the Transfer Agreement, Nortel is required to own all of Telecom Argentina’s Class A Shares unless the Regulatory Bodies otherwise agree. See Item 4: “Information on the Company—Regulatory Framework” in the Telecom Form 20-F included as an exhibit hereto and Item 7: “Major Shareholders and Related Party Transactions.” Nortel is not required by the Privatization Regulations to own any of Telecom Argentina’s Class B Shares.

Under Argentine law, by virtue of its majority ownership of the common stock of Telecom Argentina, Nortel has control over substantially all decisions made at Telecom Argentina’s shareholders’ meetings, including decisions relating to capital increases, the proposal and approval of the annual financial statements, the issuance of securities, the allocation of profits and the declaration of dividends.

Nortel’s principal shareholder is Sofora Telecommunicacionos Sociedad Anonima, or Sofora. Sofora owns approximately 67.78% of Nortel’s capital stock as of the date of this report. Sofora is currently 50% owned by Telecom Italia Group, 48% owned by W de Argentina—Inversiones S.L and 2% owned by France Telecom Group. Telecom Italia acts as the Operator of Telecom, in accordance with regulations approved by Decree 62/90 (as amended), and prior to October 2004, pursuant to a management contract (the “Management Contract”) entered into on November 8, 1990 (the “Transfer Date”), as amended. See Item 4: “Information on the Company—The Business—Management Contract” and Item 7: “Major Shareholders and Related Party Transactions” in the Telecom Form 20-F included as an exhibit hereto.

Description of the Operator. The Telecom Italia Group, which has an indirect interest in Telecom, is now Telecom’s exclusive Operator. The Telecom Italia Group is a leader in the international information and communication technology sector. As leaders in wireline and mobile communications, Internet and media, information technology and R&D, its companies provide integrated and innovative services in Italy and certain countries outside of Italy. Moreover, the Telecom Italia Group also supplies office products and solutions, commercial systems and IT for gaming and lotteries.

In its domestic Italian market, the Telecom Italia Group is both a technological and market leader in the fastest-growing segments (mobile, broadband and data transmission). Its international operations are concentrated mainly in Latin America, Europe and the Mediterranean basin.

As of December 31, 2004, the Telecom Italia Group was one of the world’s largest wireline operators, with approximately 26.0 million lines (including the equivalent ISDN lines). In addition, through Telecom Italia Mobile S.p.A., or “TIM”, the Telecom Italia Group was the leading mobile operator in Italy, with approximately 26.3 million lines. At December 31, 2004, TIM had approximately 14.7 million lines outside of Italy, through TIM’s subsidiaries, resulting in a total of 40.9 million lines. Those lines exclude the lines of discontinued operations (Digitel and TIM Hellas) and the lines of AVEA, Telecom Italia Group’s Turkish joint venture. In Italy, TIM is one of the three mobile operators licensed to provide services using GSM 900 technology and one of the three operators licensed to provide services using GSM 1800 (formerly DCS 1800) technology. It is also one of five operators (of which four are in operation) holding a UMTS license to provide third-generation telephony services in Italy.

Property, Plant and Equipment

As a holding company, Nortel has no material physical properties.

The information contained under Item 4: “Information on the Company—Property, Plant and Equipment” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated herein by reference in partial answer to this section.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our Consolidated Financial Statements, including the notes to those financial statements, which appear elsewhere in this annual report. Our Consolidated Financial Statements have been prepared in accordance with Argentine GAAP, which differs in certain significant respects from US GAAP. For a discussion of the principal differences between Argentine GAAP and US GAAP as they relate to us a reconciliation of net income (loss) and total shareholder’s equity to US GAAP, see “Differences between Argentine GAAP and US GAAP’s in Note 16 to the Consolidated Financial Statements.

The following discussion and analysis is presented by management of our company and provides a view of our financial condition, operating performance and prospects from management’s perspective. The strategies and expectations referred to in this discussion are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives we implement and other factors. Since much of this discussion is forward-looking, you are urged to review carefully the factors referenced elsewhere in this annual report that may have a significant influence on the outcome of such forward-looking statements. We cannot provide assurance that the strategies and expectations referred to in this discussion will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and were generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. We also note that due to the significant impact of the 2001-2002 economic crisis and Telecom Argentina’s debt restructuring, our results of operations, liquidity and capital resources in the period under discussion may not be indicative of future periods. Please refer to “Forward-Looking Statements” and “Item 3. Key Information-Risk Factors” for descriptions of some of the factors relevant to this discussion and other forward-looking statements in this annual report.

Nortel is a holding company whose principal asset is its approximately 55% equity interest in Telecom Argentina. Therefore, the following discussion of Nortel’s financial condition and results of operations should be read in conjunction with Nortel’s Financial Statements and notes thereto included elsewhere in this Form 20-F and with Telecom’s financial statements and notes thereto and Item 5: “Operating and Financial Review and Prospects” included in the Telecom Form 20-F incorporated herein by reference and included as an exhibit hereto. Such financial statements and notes thereto have been prepared in accordance with Argentine GAAP, which differs in certain respects from US GAAP. See Note 16 to the Consolidated Financial Statements.

Management Overview

The 2004 financial year showed continued improvements in operating performance, particularly in the cellular business. Telecom’s operating results and financial condition remain highly vulnerable to fluctuations in the Argentine economy, and, in particular, the fluctuation of the Argentine Peso against the dollar and the Euro has had a considerable effect on Telecom’s financial debt. Economic indicators generally pointed to a stable environment, although some important economic measures have not yet returned to pre-crisis levels. During 2004 Telecom also made significant progress in its ongoing efforts to restructure its financial indebtedness.

Net sales increased by 19.7% in year 2004, reaching total consolidated net revenues of P$4,494 million. The increase reflects the increase in demand for Telecom’s services, particularly in the cellular business in Argentina.

Operating profit for year 2004 increased by P$293 million to P$400 million, as compared to 2003. Telecom had net loss of P$666 million for year 2004, compared to net income of P$351 million for the year 2003, mainly due to a net financial loss of approximately P$1,172 million compared to a net financial gain of approximately P$48 million in year 2003. The change can be largely attributed to a decrease of P$1,084 million related to net currency exchange differences. For an analysis of Telecom’s results of operations for fiscal year 2004, see “–Years ended December 31, 2004, 2003 and 2002” below.

Economic and Political Developments in Argentina

The Argentine economy improved during 2004. In 2004, the Argentine consumer price index increased by 6.1% and the wholesale price index increased by 7.9%. The peso remained relatively stable against the U.S. dollar, with a peso/dollar exchange rate of P$2.93 per US$1.00 at December 31, 2003 and of P$2.98 per US$1.00 at December 31, 2004. See “ –Economic and Political Developments” below.

Ongoing Restructuring Efforts

Telecom Argentina is currently in the late stages of a restructuring of its financial indebtedness pursuant to an Acuerdo Preventivo Extrajudicial (“APE”). Telecom Argentina commenced the solicitation of consents to the APE in June 2004. Approximately 82.35% of its creditors (holding 94.47% of Telecom Argentina’s outstanding debt) consented to the APE. The APE was filed with the Commercial Court of Buenos Aires on October 21, 2004 and was approved by the Argentine court on May 26, 2005.

The Telecom Personal and Núcleo debt restructurings were successfully completed in November 2004. See “ –Ongoing Restructuring Efforts” below.

Factors Affecting Telecom’s Results of Operations

Telecom’s results of operations continue to be affected by the pesification and freeze of regulated tariffs and by the fluctuation of the exchange rate of the peso vs. the U.S. dollar and the euro. For a discussion of these and other factors that may affect Telecom’s results of operations, please see “ –Factors Affecting Results of Operations” below.

Dividend Payments

Nortel’s sole substantial activity is owning a controlling interest in Telecom Argentina’s ordinary shares and its sole substantial source of cash income is cash dividends paid on such shares. Telecom Argentina has not paid any cash dividends since 2001. Consequently, Nortel has not paid dividends since 2001 and, as of December 31, 2004 had accrued but unpaid dividend obligations and amortization payments of P$456 million (including CER).

Economic and Political Developments in Argentina

Nortel’s most significant investment, Telecom Argentina, and the substantial majority of Telecom Argentina’s property and operations are located in Argentina. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general, and Telecom operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including those of Nortel and Telecom Argentina. In the past several years, Argentina has experienced negative growth, high inflation, a large currency devaluation, loss of international reserves and, at times, limited availability of foreign exchange. Although the Argentine economy has shown signs of improvement since the fiscal crisis of 2001 and 2002, developments in macroeconomic conditions will likely continue to have significant effect on Nortel’s and Telecom’s financial condition and results of operations and Telecom’s ability to make payments of principal and/or interest on its outstanding indebtedness.

Economic and Political Developments

Argentina entered into an economic recession in the second half of 1998 in the context of financial crisis in emerging markets (including in Asia, Russia and Brazil). The recession in Argentina deepened further as public sector accounts began to be affected by the decrease in tax collections due to the recession and high interest rates on

Argentina’s sovereign debt. Argentine real gross domestic product decreased by 3.4% in 1999, by 0.8% in 2000, by 4.4% in 2001, and by 10.9% in 2002, an overall decline of 18.4% for the period 1998 through 2002. In 2003, gross domestic product increased by 8.7% over 2002.

Beginning in the second half of 2001 through the first half of 2002, Argentina experienced increased capital outflows, further decreases in economic activity and political infighting. As the recession caused tax revenue to drop, country risk spreads (the difference between a sovereign bond and a U.S. bond of similar duration) climbed to extremely high levels, reflecting the public sector’s diminished creditworthiness. Financing for private sector companies was effectively eliminated under these circumstances. In January 2002 the Argentine government abandoned the Convertibility regime which had fixed the peso/U.S. dollar exchange rate at 1:1 and adopted emergency economic measures which, among other things, converted and froze Telecom’s tariffs into pesos at a 1:1 peso/U.S. dollar ratio (sometimes referred to as “pesification”).

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

The Argentine economy improved during 2003 and 2004. The peso remained stable dollar, from P$2.93 per US$1.00 at December 31, 2003, to P$2,86 per US$1.00 at March 31, 2004, to P$2.96 per US$1.00 at June 30, 2004, to P$2.98 per US$1.00 at September 30, 2004 and to P$2.98 per US$1.00 at December 31, 2004. In addition, economic activity began to recover in comparison to 2002 as consumers in Argentina purchased more domestic goods compared to imported products since the peso devaluation had caused imports to become even more expensive in comparison to locally produced goods. The impact of this import substitution resulted in a trade balance surplus of approximately US$14.1 billion in the twelve month period ended December 2004. However, despite these changes and certain other improvements in Argentina, many economic and social indicators are below pre-crisis levels. Moreover, while the key components of Telecom’s business remain strong in 2004 and Telecom’s operating results have been enhanced by the appreciation of the Argentine peso and the impact of Telecom’s cost reduction initiatives, Telecom nonetheless recorded a consolidated net loss of P$666 million for the fiscal year ended December 31, 2004, mainly due to the loss resulting from financial and holding results, compared to a net income of P$351 million for the year ended December 31, 2003. Telecom’s operating results and financial condition remain highly vulnerable to fluctuations in the Argentine economy.

During the first three months of 2005, the peso remained stable against the U.S. dollar, ending with a rate of P$2.92 per US$1.00 as of March 31, 2005 compared to P$2.98 per US$1.00 as of December 31, 2004.

Inflation

The changes introduced in Argentina over the past few years have triggered significant inflation, although such inflation slowed in 2003 and 2004. The cumulative increase in the consumer price index was 41% in 2002, 3.7% in 2003, and 6.1% in 2004. The wholesale price index increased 118% in 2002, 2.0% in 2003, and 7.9% in 2004 as reported by the Instituto Nacional de Estadística y Censos (the Argentine National Statistic and Census Institute), or INDEC. For the first three months of 2005, the increase in the consumer price index was 4.0%, and the increase in the wholesale price index was 2.2%, as reported by INDEC.

Telecom’s Ongoing Restructuring Efforts

As a consequence of a number of developments, including the deterioration of the economic environment in Argentina, the devaluation and volatility of the peso, the conversion into pesos and freezing of Telecom Argentina’s rates at the ratio of P$1.00=US$1.00 and uncertainties surrounding the adjustment of Telecom Argentina’s regulated rates, in the first half of 2002, Telecom announced the suspension of payments of principal and interest on its and its Argentine subsidiaries’ financial debt obligations. Since announcing the suspension of principal and interest payments on its financial indebtedness, each of Telecom Argentina, Telecom Personal and Publicom have undertaken various measures to restructure all of their respective financial debt obligations and have taken the following steps to restructure their respective financial indebtedness.

Telecom’s Interest Payments

In June 2003, Telecom Argentina made an aggregate interest payment equal to the equivalent of US$96 million (excluding withholding tax), Telecom Personal made an aggregate interest payment equal to the equivalent of US$13 million (excluding withholding tax) and Publicom made an aggregate interest payment equal to the equivalent of US$0.04 million (excluding withholding tax). These interest payments represented all accrued but unpaid interest on each respective entity’s outstanding financial indebtedness to and including June 24, 2002 (without giving effect to any penalties or post-default interest rate increases) and 30% of all accrued but unpaid interest (without giving effect to any penalties or post-default interest rate increases) on the outstanding principal of each entity’s respective outstanding financial indebtedness for the period beginning on June 25, 2002 and ending on December 31, 2002.

Telecom’s Repurchase and Cancellation of Outstanding Indebtedness

In June 2003, Telecom Argentina purchased and cancelled an aggregate principal amount equal to the equivalent of approximately US$175 million of its outstanding medium term notes and US$34 million of its outstanding indebtedness under credit facilities with financial creditors (approximately 11% of its outstanding medium term notes and 5% of its indebtedness under credit facilities with financial creditors as of December 31, 2002), for aggregate consideration of the equivalent of US$115 million. Telecom Argentina purchased all of this financial indebtedness at a purchase price of 55% of the original principal amount.

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

Telecom Personal Restructuring

On November 30, 2004, Telecom Personal completed its restructuring pursuant to an out-of-court restructuring agreement approved by 100% of the affected creditors. In connection with its restructuring, Telecom Personal issued P$136.4 million aggregate principal amount of Series A loans and P$1091.5 million aggregate principal amount of Series B loans (of which P$897.0 million were issued in the form of a syndicated loan agreement and P$194.5 million were issued in the form of bilateral agreements) and distributed cash payments to creditors of P$492 million.

On November 22, 2004, Núcleo S.A., or Núcleo, Telecom Personal’s Paraguayan mobile telephony subsidiary, completed a restructuring of its syndicated loan facility and other debts. In connection with this restructuring, Telecom Personal made a payment to Núcleo’s creditors under the syndicated loan in the amount of approximately US$4.3 million secure the full and unconditional release of Telecom Personal’s guarantee of such loan, and received a promissory note in the amount of approximately US$4.3 million. The promissory note is subordinate in right of payment to all financial debts of Núcleo.

The debt restructuring processes of Telecom Personal and Núcleo generated a gain of P$260 million. As of December 31, 2004, Telecom Personal’s and Núcleo’s outstanding nominal financial debt on a stand-alone basis amounted to US$416 million and US$44 million, respectively.

Telecom Argentina’s Restructuring Proposal and APE Solicitation

On June 22, 2004 Telecom Argentina began to solicit consents from holders of its financial indebtedness on a stand-alone basis to enter into an APE. Assuming it is completed as proposed, the APE will allow Telecom Argentina to restructure its outstanding financial indebtedness on a stand-alone basis by issuing debt with new payment terms and by paying cash consideration and making partial cash interest payments. On October 21, 2004, having received the participation of 82.35% of its creditors (holding 94.47% of the Company’s outstanding debt), Telecom Argentina filed its APE with the Commercial Court of Buenos Aires as required by Argentine law. The APE was approved by the Argentine court on May 26, 2005. The APE is subject to a number of as-yet unsatisfied conditions including the expiration of a court-ordered period within which non-consenting or absent creditors may elect consideration to be provided to them pursuant to the APE.

Nortel is not, and has not been, a participant in any of the negotiations with respect to Telecom Argentina’s restructuring. Information presented herein relating to Telecom Argentina’s restructuring process is based on Telecom Argentina’s press releases and other publicly available information.

Because Nortel’s cash flow is derived from dividends paid by Telecom Argentina, conditions imposed on Telecom Argentina in connection with the restructuring (including the “excess cash” provision discussed above in Item 3: “Key Information – Risk Factors”) will have a material adverse effect on Nortel’s financial condition.

Factors Affecting Telecom’s Results of Operations

Described below are certain factors that may be helpful in understanding Telecom’s overall operating results. These factors are based on the information currently available to Telecom’s management and may not represent all of the factors that are relevant to an understanding of Telecom’s current or future results of operations.

Telecom Argentina earns revenue primarily from basic telephony services within its voice, data and internet services segment. Basic telephony services include local and long-distance measured services and monthly basic charges, installation charges and public phone services, interconnection services and supplementary services. Telecom Argentina also earns revenue from international long distance, data transmission and internet services, all included in its voice, data and internet services segment.

Telecom earns revenue from domestic and international wireless telecommunication services through its subsidiaries Telecom Personal and Núcleo respectively. It also derives revenues from directory publishing services through its subsidiary Publicom.

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

Effect of Rate Regulation on Net Sales. The rates that Telecom Argentina charges in its basic telephony service business (including both monthly basic charges and measured service charges), installation charges in the basic telephony business, public telephone charges and charges for Internet dial up traffic are subject to regulation. These rates have been pesified and rate increases have been frozen by the Argentine government. Absent the Argentine government’s approval of an increase in regulated rates, future revenue from Telecom Argentina’s basic telephony business service will depend principally on the number of lines in service and the minutes of use or “traffic” for local and long distance services. Telecom Argentina has been in discussions with regulators with respect to rate adjustments. However, there can be no assurance as to whether, and to what extent, Telecom Argentina will be permitted to increase its regulated rates. In the first quarter of 2004, the Argentine government announced that it would apply some increases in gas and electricity tariffs for certain wholesale and large industrial customers only. The Argentine government has not made any announcements with respect to adjusting regulated rates for telecommunications services, except for the agreement the Argentine government entered into with Telecom Argentina and Telefónica de Argentina S.A. whereby Telecom Argentina and Telefónica de Argentina S.A. agreed to maintain the current tariff structure Telecom Argentina charges to its customers for basic telephony services until December 31, 2004, and except for the publication of Law No. 25,972, which extends the term for renegotiation of public works and services contracts until December 31, 2005. However, Telecom Argentina intends to continue its negotiations with the Argentine government regarding tariffs.

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

Telecom expects that its percentage of revenues derived from data transmission will increase over the next several years despite competitive pressures, principally as a result of increased traffic volume and connections driven by gross domestic product growth. Telecom expects net sales from Internet services to continue to grow as a result of increased penetration of Internet services, higher traffic volumes and increases in the non-regulated business rates.

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

However, Telecom’s number of employees increased by 3.6% between December 31, 2002 and December 31, 2003 as a net result of the addition in October 2003 of 1,393 employees who had previously worked for Telecom as employees of third-party contractors, which more than offset the reduction of employees under Telecom’s cost reduction plan. The number of employees increased by 0.8% between December 31, 2003 and December 31, 2004.

Telecom’s employees are both unionized and non-unionized. The wages of the unionized employees are subject to collective bargaining agreements and to regulation by the Argentine government. Unionized wages were increased in July 2002, January, March, May and September 2003 and December 2004. Telecom expects that its wage costs will increase approximately 14% in 2005 as a result of the net impact of wage increases.

Telecom incurs materials and supplies charges which are directly related to the maintenance of Telecom’s network, hardware and software. A significant portion of these expenses is incurred in foreign currencies. Accordingly, any devaluation in the peso relative to these other foreign currencies will increase Telecom’s costs. During 2002 and 2003, Telecom’s maintenance expense levels were lower than its historical levels. Telecom incurred higher maintenance expenses in 2004 to satisfy its operational needs arising from under-investment in 2002 and 2003. Telecom expects to continue to incur higher maintenance expenses in the coming years in order to maintain the quality of its fixed-line services.

Telecom pays interconnection fees to other operators for access, termination and long-distance transport for calls placed or received from those locations in the Southern Region where Telecom does not have network coverage. Telecom anticipates that these costs will increase in line with growth in traffic volumes associated with economic recovery and any applications of CER adjustments.

Telecom pays fees for various services such as legal, security and auditing services and other management services. Since 2002 Telecom has also incurred fees in connection with Telecom Argentina’s debt restructuring process, although Telecom Argentina expects that these costs will be eliminated once the APE is successfully completed. Management fees have been significantly reduced in recent years as a result of the suspension of the management fees paid to the Operators.

Telecom also incurs costs for media, advertising, promotional and institutional campaigns. Although Telecom has reduced these expenses in recent years as part of Telecom’s cost reduction plan, Telecom expects that these costs will increase in coming years as the economy improves and competition increases particularly with respect to cellular and ADSL services, where Telecom’s competitors have accelerated their technological upgrades and have intensified their marketing campaigns.

Telecom’s bad debt expense is generally affected by the economic and political environment in Argentina. At the beginning of the recession Telecom experienced an increase in bad debt expense, but since 2003 it has experienced reduced bad debt expense as customers with weaker credit have discontinued its service and it has collected amounts from overdue accounts. Telecom expects that increases in its customer base in future periods will likely cause a corresponding increase in its levels of uncollectibles. Telecom expects that its bad debt expense will gradually reach historic levels (approximately 3% of sales).

As a result of the foregoing factors, total expenses in future periods are expected to increase at a rate slightly higher than Telecom’s revenue growth. Operating costs, including sales and marketing expenses, are expected to grow at a faster rate than other costs.

Telecom’s Gain on Debt Restructuring

Gain on debt restructuring represents the gain resulting from Telecom Argentina’s repurchase of a portion of its outstanding financial indebtedness in the cash tender offer completed in June 2003 and the gain resulting from the Telecom Personal and Núcleo debt restructurings successfully completed in November 2004. See Note 8 to Telecom’s Consolidated Financial Statements.

Argentine GAAP establishes that an exchange of debt instruments with substantially different terms is a debt extinguishment and that the old debt instrument should no longer be recognized after the exchange. Argentine GAAP provides that an exchange of debt instruments is deemed to have been accomplished upon the issuance of debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original debt instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. In accordance with Argentine GAAP, Telecom Personal has initially recorded its new restructured debt at fair value discounting to its present value at a rate of 11%. The discount amounted to P$41 million, net of intercompany eliminations, and has been recognized for the year ended December 31, 2004. Telecom Argentina may recognize a gain on the extinguishment of the outstanding debt upon consummation of the APE, if it is completed.

Telecom’s Other (Net)

Other (Net) includes financial and holding results, other income and expenses (net) and investments in subsidiaries. The majority of Telecom’s revenues are received in pesos whereas the majority of Telecom’s financial indebtedness is, and after the restructuring will continue to be, substantially denominated in U.S. dollars and euro. Consequently, the “pesification” of Telecom’s rates and subsequent fluctuations in the exchange rates between the peso and the U.S. dollar and euro have affected and will continue to affect the amount of Telecom’s revenues in comparison to Telecom’s debt service obligations.

Critical Accounting Policies

Our Consolidated Financial Statements, prepared in accordance with Argentine GAAP and the reconciliation of our Consolidated Financial Statements from Argentine GAAP to US GAAP, are dependent upon and sensitive to accounting methods, assumptions and estimates that we use as bases for the preparation of our Consolidated Financial Statements and reconciliation. We have identified the following critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies, which we believe are essential to an understanding of the underlying financial reporting risks and the effect that these accounting estimates, assumptions and uncertainties have on our consolidated financial statements under Argentine GAAP and our reconciled US GAAP financial statement information.

Our accounting polices are more fully described in the Notes to our Consolidated Financial Statements. We believe that the following are some of the more critical judgment areas in the application policies that currently affect our financial condition and results of operations.

Income Taxes — Deferred income tax and tax on minimum presumed income

Income Tax

Telecom is required to estimate its income taxes in each of the jurisdictions in which Telecom operates. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from the different treatment of certain items, such as accruals and amortization, for tax and financial reporting purposes. These differences result in deferred-tax assets and liabilities, which are included in our consolidated balance sheets. Telecom must assess in the course of its tax planning procedures, the fiscal year of the reversal of Telecom’s deferred-tax assets and liabilities, and if there will be future taxable profits in those periods. Significant management judgment is required in determining Telecom’s provisions for income taxes, deferred-tax assets and liabilities. The analysis is based on estimates of taxable income in the jurisdictions in which the group operates and periods over which the deferred tax assets and liabilities will be recoverable. If actual results differ from these estimates, or Telecom adjusts those estimates in future periods, Telecom’s financial position and results of operations may be affected materially.

Under Argentine GAAP, the realization test is performed on a net deferred tax assets basis, considering the existence of sufficient taxable income within the carryforward period and future reversals of existing temporary differences.

US GAAP requires a valuation allowance to be established for deferred tax assets when it is more likely than not (a probability level of more than 50%) that they will not be realized. In addition, tax loss carryforwards are treated just like deductible temporary differences. An asset is automatically recorded for a loss carryforward, and the asset is reduced by a valuation allowance if it is more likely than not that the benefit will be lost.

As of December 31, 2004, we have significant net deferred tax assets which were generated principally by the devaluation of the peso. The recoverability of those assets is assessed periodically.

The going concern uncertainty for Telecom Argentina constitutes significant negative evidence under both Argentine GAAP and US GAAP and a valuation allowance was established for all net deferred income tax assets related to Telecom Argentina. Under US GAAP, a full valuation allowance was also provided for the tax effects on US GAAP adjustments relating to Telecom Argentina.

As discussed above, based on the guidance set forth in Argentine GAAP, Telecom Personal performed a realization test based on a net deferred tax asset basis. Under US GAAP, since a portion of the deferred income tax assets, primarily including the tax loss carryforwards, will not be realized, a full valuation allowance was established for this portion of the deferred income tax assets.

Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. Under Argentine GAAP, management considered that the tax credit related to minimum presumed income will be realized based on current projections and legal expiration term. The credit is classified as a non-current receivable in the consolidated balance sheet.

Under US GAAP, the Company applied the guidance established in SFAS No. 109 to assess whether a valuation allowance for this deferred tax credit is required. As discussed above, the going concern uncertainty for Telecom Argentina constitutes significant negative evidence and accordingly a full valuation allowance was provided under US GAAP for this deferred tax credit related to Telecom Argentina.

Accounting for and Recovery of Long-Lived Assets

Telecom’s accounting for long-lived assets and intangible assets involves the use of estimates for determining the fair value at the acquisition date, and the useful lives of the assets over which the costs of acquiring are depreciated.

Initial Valuation

Telecom records purchased property, plant and equipment, and purchased intangible assets (other than goodwill) at acquisition or construction cost (adjusted for inflation as necessary – see Note 3.c to the Consolidated Financial Statements). Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost. Property, plant and equipment and intangible assets are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of an asset’s estimated useful life involves significant judgment.

Property, plant and equipment are valued at acquisition or construction cost, less depreciation. Construction costs include directly allocable costs, an appropriate allocation of material and production overhead, and interest accrued during the construction period. However, general and administration expenses are not capitalized.

Recoverability

Under both Argentine GAAP and US GAAP, Telecom reviews long-lived assets, including property, plant and equipment, and amortizing intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets that are held and used is measured by comparing the sum of the future undiscounted cash flows derived from an asset (or a group of assets) to their carrying value. If the carrying value of the asset (or the group of assets) exceeds the sum of the future undiscounted cash flows, impairment is considered to exist. If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or groups of assets) requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates. Telecom has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each business segment. Based on the foregoing, Telecom considered an impairment charge not to be necessary for its long-lived assets.

Changes in Telecom’s current expectations and operating assumptions, including changes in its business strategy, technology, and/or changes in market conditions, as well as changes in future cash flows estimates due to, among other things, the outcome of the pending tariff negotiations with the Argentine government, could significantly impact these judgments and require future adjustments to the recorded assets.

Intangible assets with indefinite useful life—PCS license

Beginning in year 2002, in accordance with new Argentine accounting standards, Telecom ceased amortizing the value of its PCS license because it determined that this license is an intangible asset with an indefinite useful life.

Under Argentine GAAP, indefinite life intangibles are not amortized but tested annually for impairment. The carrying value of these intangibles is considered impaired by Telecom when the expected cash flows, undiscounted and without interest, from such assets are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Telecom concluded that an impairment loss was not necessary.

Under US GAAP, Telecom determined that its license met the definition of indefinite-lived intangible assets under SFAS 142. Therefore, Telecom ceased amortizing its license cost, and tested it annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This valuation determined that the carrying amount of the license did not exceed the fair value of the assets. As a result, no impairment has been recognized for US GAAP purposes.

The recoverability of an indefinite life intangible asset such as the PCS license requires Telecom Argentina’s management to make assumptions about the future cash flows expected to be derived from such asset. Telecom’s judgments regarding future cash flows may change due to future market conditions, business strategy, technology evolution and other factors. These changes, if any, may require material adjustments to the book value of the PCS license.

Contingencies

Nortel and Telecom are subject to proceedings, lawsuits and other claims related to labor, civil and other matters. In order to determine the proper level of reserves relating to these contingencies, Nortel’s and Telecom’s management assess the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. Each of Nortel’s and Telecom’s management consults with internal legal counsel on matters related to litigation and consults with internal and external experts in the ordinary course of business. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. Such determination of the required reserves may change in the future due to new developments in each matter or changes in the method of resolving such matters, such as a change in settlement strategy.

Allowance for Doubtful Accounts

Telecom’s management maintains an allowance for doubtful accounts to account for estimated losses resulting from the inability of its customers to make required payments. Management bases its estimates on the aging of Telecom’s accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms when evaluating the adequacy of allowance for doubtful accounts. If the financial condition of Telecom’s customers were to deteriorate, actual write-offs might be higher than expected.

Asset Retirement Obligations

Telecom is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. Telecom has the right to renew the initial term of most of these leases. Accordingly, Telecom records a liability for an ARO with respect to the leases following the guidance provided by SFAS 143. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows are recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates are considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates are treated as modifications of an existing ARO, and are measured at the historical interest rate used to measure the initial ARO.

As of December 31, 2004, Telecom’s asset retirement obligations included in other non-current liability amounted to P$13 million and the related net carrying value of the capitalized cost included in fixed asset amounted to P$6 million.

Customer reconnection fees

For both Argentine GAAP and US GAAP, reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses. The estimation of the expected average duration of the relationship is based on historical customer turnover. If management’s estimates are revised, differences may result in the amount and timing of our revenue for any period.

Multiple-Element Arrangements

Telecom has adopted under US GAAP the provisions of the Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) for multiple-element revenue arrangements entered into after December 31, 2003. EITF 00-21 requires that arrangements involving the delivery of bundled products or services be separated into individual component deliverables, each with its own separate earnings process. Revenue relating to the bundled contract is allocated among the different deliverables, based on their relative fair values (the relative fair value of the bundled deliverables). The determination of fair values in the wireless business is complex, because some of the components are price-sensitive and, thus, volatile in a competitive marketplace. Revisions to the estimates of these relative fair values may significantly affect the allocation of sales values among the different deliverables, affecting future operating results.

Debt Restructuring Results

In November 2004, Telecom Argentina’s subsidiary, Telecom Personal, under its APE and Telecom Personal’s subsidiary, Núcleo, completed the restructuring of their outstanding indebtedness. After giving effect to such restructuring, the outstanding indebtedness of Telecom Personal and Núcleo represents approximately 12% of Telecom Argentina’s total outstanding indebtedness as of December 31, 2004.

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money.

In accordance with Argentine GAAP, Telecom Personal has initially recorded its new restructured debt at fair value discounting to its present value at a rate of 11%. The discount amounted to P$41 million and has been recognized for the year ended December 31, 2004. Telecom Argentina may recognize a gain on the extinguishment of the outstanding debt upon consummation of the APE, if it is completed.

New Accounting Standards under Argentine GAAP

On January 14, 2003, the CNV approved, with certain amendments, RT 16, 17, 18, 19 and 20 of the FACPCE which establish new accounting and disclosure principles under Argentine GAAP. These new technical resolutions, or RTs, reflect the harmonization of Argentine GAAP with International Financial Reporting Standards (IFRS) undertaken by the International Accounting Standards Committee (IASC).

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

•

Temporary Differences from Translation. In particular, RT 18 prescribes the method used to translate the financial statements of foreign subsidiaries. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities.” A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the parent company. Our foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, as amended by the CPCECABA, financial statements were translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

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

Derivative Financial Instruments. In April 2002, the FACPCE issued RT 20, which establishes accounting and reporting standards for derivative instruments and for hedging activities. RT 20 requires that an entity recognizes all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated. RT 20, as amended by the CPCECABA, prescribes that changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified into earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Gains and losses on derivative instruments that are not designated as a hedging instrument are recognized in earnings in the period of change. Any hedge ineffectiveness and changes in the fair value of instruments that do not qualify as hedges are reported in current period earnings.

•	RT 21—Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions

In March 2004, the CNV adopted Technical Resolution No. 21, “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT 21”), which codifies and amends Technical Resolutions No. 4 and 5 and introduces certain technical corrections to other standards. RT 21 applies to the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent and to the accounting for investments in subsidiaries in a parent’s separate financial statements. It prescribes which entities are required to present consolidated financial statements, which entities should be included in such statements, the consolidation procedures to be followed, as well as additional disclosure requirements. Telecom will apply this standard in the fiscal year beginning January 1, 2005. The adoption of this standard will not have a material impact on the Nortel ‘s or Telecom’s financial position or results of operations.

See Note 16 to our Consolidated Financial Statements for a discussion of the differences between US GAAP and Argentine GAAP.

(a) Consolidated

As discussed above, Nortel is a holding company whose principal asset is its approximately 55% equity interest in Telecom Argentina. Therefore, the following discussion of Nortel’s consolidated financial condition and results of operations should be read in conjunction with the immediately following discussion set forth herein under Section (b) of this Item 5 and with Nortel’s Financial Statements and notes thereto included elsewhere in this Form 20-F and with Telecom’s financial statements and notes thereto and Item 5: “Operating and Financial Review and Prospects” included in the Telecom Form 20-F incorporated herein by reference and included as an exhibit hereto. Such financial statements and notes thereto have been prepared in accordance with Argentine GAAP, which differs in certain respects from US GAAP, which differs in certain respects from US GAAP. See Note 16 to the Financial Statements.

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

The principal factors which affect Telecom Argentina’s unconsolidated revenues from basic telephone services provided by Telecom Argentina are rates and the volume of use of services. See Item 5: “Operating and Financial Review and Prospects” in the Telecom Form 20-F, incorporated herein by reference under (c) of this Item 5.

Years ended December 31, 2004, 2003 and 2002

For purposes of these sections the fiscal years ended December 31, 2004, 2003 and 2002 are called “year 2004”, “year 2003” and “year 2002”, respectively.

As a result of the recent political and economic uncertainty in Argentina and the restructuring of Telecom Argentina’s outstanding debt pursuant to Telecom Argentina’s APE, results of operations presented below for the years ended December 31, 2004, 2003 and 2002 may not be indicative of current financial position or future results of operations and may not contain all of the information necessary to compare its financial position and operating results for the periods presented to previous or future periods. Actual results may differ materially from our expectations and assumptions and the expectations and assumptions of Telecom’s management as a result of various factors, including the factors discussed under “Risk Factors”.

Our results of operations are prepared in accordance with Argentine GAAP, which differs in certain respects from US GAAP. See Note 16 of our Consolidated Financial Statements.

For the year ended December 31, 2004, Nortel had net loss of P$361 million, compared to net income of P$197 million for the year ended December 31, 2003 mainly due to holding results.

Telecom had consolidated net revenues of P$4,494 million in year 2004 compared to P$3,753 million in year 2003. The increase of P$741 million can be largely attributed to the increase in demand, particularly in the wireless business segment in Argentina.

The cost of services, general and administrative expenses and selling expenses increased from P$3,649 million in year 2003 to P$4,097 million in year 2004 mainly due to the increase in commissions for handset sales, costs of handsets, TLRD costs (termination charges in third parties cellular networks) and advertising expenses. These costs are associated with the increase in sales and increasing competition in the mobile telephony business.

Although the overall economic situation in Argentina showed signs of improvement and stability in 2003 and 2004, as discussed above, Telecom’s operations continue to be influenced by the pesification and freezing of regulated tariffs and macroeconomic factors (particularly exchange rates).

Net Sales

Detailed below are the major components of net sales for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,			% of Change
	2004	2003	2002	2004-2003	2003-2002
	(P$ millions)			Increase/(Decrease)
Net sales
Voice, data and Internet segment
Measured service charges	958	917	1,019	4.5	(10.0)
Monthly basic charges	635	602	762	5.5	(21.0)
Installation charges	30	27	20	11.1	35.0
Public telephone service	170	168	193	1.2	(13.0)
International long-distance service	215	213	260	0.9	(18.1)
Data transmission	151	185	230	(18.4)	(19.6)
Interconnection revenues	210	164	172	28.0	(4.7)
Internet revenues	265	207	195	28.0	6.2
Other national telephone services	84	73	103	15.1	(29.1)
Wireless telecommunication service segment	1,733	1,163	1,035	49.0	12.4
Directory publishing segment	43	34	23	26.5	47.8

Total net sales	4,494	3,753	4,012	19.7	(6.5)

General

During year 2004, net sales increased approximately 19.7% to P$4,494 million from P$3,753 million in 2003. The increase can be largely attributed to the increase in demand, particularly in the cellular business in Argentina.

During year 2003, net sales decreased approximately 6.5% to P$3,753 million from P$4,012 million in year 2002. The decrease in net sales was mainly due to the impact of the adjustment for inflation and Telecom’s inability to raise tariffs as a result of the freezing of rates after the “pesification” enforced by the Argentine government. These negative factors had a greater impact on Telecom’s net sales than higher prices charged for data transmission and Internet subscriptions, lower discounts in domestic long distance services and a recovery in demand, particularly in the cellular business in Argentina.

Revenues from Voice, Data and Internet Business Segment

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

Revenues from measured service charges and monthly basic charges also include charges for supplementary services (which include call waiting, call forwarding, three-way calling, direct inwards dialing, toll-free service and voicemail, among others.)

Revenues from traffic (defined as measured service plus monthly basic charges) represented 35.4% of total net sales for year 2004, compared to 40.5% of total net sales for year 2003. Revenues from traffic increased 4.9% to P$1,593 million in year 2004 from P$1,519 million in year 2003. Measured service charges increased 4.5% to P$958 million in year 2004 from P$917 million in year 2003.

Monthly basic charges increased 5.5% to P$635 million in year 2004 when compared with year 2003, mainly due to the increase in customer lines. Lines in service as of December 31, 2004 increased to approximately 3,790,298 compared to approximately 3,655,859 as of December 31, 2003 due to the recovery in demand. However, the current level of lines in service is still lower than before the economic crisis (December 2001). Moreover, monthly charges remained stable after the “pesification” and freeze on rates enforced by the Argentine government on January 6, 2002.

Revenues from traffic represented 40.5% of total net sales for year 2003, compared to 44.4% of total net sales for year 2002. Revenues from traffic decreased 14.7% to P$1,519 million in year 2003 from P$1,781 million in year 2002. Measured service charges decreased 10% to P$917 million in year 2003 from P$1,019 million in year 2002. The decrease was due to the adjustment for inflation of figures as of December 31, 2002. This decrease was partially offset by an increase in revenues from domestic long distance traffic as a consequence of higher traffic. Revenues from local telephony also increased due to higher traffic.

Monthly basic charges decreased 21% to P$602 million in year 2003 when compared with year 2002. This decrease was mainly due to the adjustment for inflation of figures as of December 31, 2002. The decrease was partially offset by an increase in revenues from supplementary services. Lines in service as of December 31, 2003 increased to approximately 3,655,859 due to the slight recovery in demand, compared to approximately 3,590,284 as of December 31, 2002. Moreover, monthly charges remained stable after the “pesification” and freeze on rates enforced by the Argentine government on January 6, 2002.

Installation Charges

During year 2004, installation charges received from new customers increased by 11.1% to P$30 million from P$27 million in year 2003. This increase was primarily due to an increase in the number of lines connected during this period.

During year 2003, installation charges from new customers increased by 35.0% to P$27 million, from P$20 million in year 2002. This increase was primarily due to an increase in the number of lines connected during this period.

Public Telephone Service

Revenues from public telephone service increased approximately 1.2% to P$170 million in year 2004, from P$168 million in year 2003. This increase is mainly due to incremental traffic on public telephones and telecommunication centers.

Revenues from public telephone service decreased approximately 13% to P$168 million in year 2003, from P$193 million in year 2002. This decrease was principally due to the impact of the inflation adjustment which had a greater negative impact than the positive impact derived from higher traffic generated by public telephony telecommunications centers, or Telecentros, in year 2003.

International Long-Distance Service

During year 2004, international long-distance service revenues increased by approximately 0.9% to P$215 million from P$213 million in year 2003, mainly due to the higher traffic. Revenues from international long-distance service reflect payments under bilateral agreements between Telecom and foreign telecommunications carriers, covering inbound international long-distance calls.

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

Data Transmission

Revenues generated by the data transmission business decreased 18.4% to P$151 million in year 2004 from P$185 million in year 2003 mainly due to lower prices for data transmission services.

Revenues generated by the data transmission business decreased 19.6% to P$185 million in year 2003 from P$230 million in year 2002. The decrease was due to adjustments of the December 31, 2002 figures for inflation, partially offset by higher revenues generated by the fixed line networks and the lease of data circuits. Additionally, Internet dial-up measured services increased as a consequence of the higher number of Internet subscribers of other

Internet Service Providers, or ISPs, that access Telecom’s network. As of December 31, 2003, Internet minutes represented 34% of total traffic measured in minutes transported over Telecom’s fixed-line network.

Interconnection Revenues

During year 2004, revenues generated by interconnection services, which primarily include access, termination and long-distance transport of calls, increased 28% to P$210 million mainly due to the increase of traffic handled by fixed and cellular networks.

During year 2003, revenues generated by interconnection services decreased 4.7% to P$164 million from P$172 million in year 2002. The decrease was due to the adjustment for inflation of figures as of December 31, 2002 offset by the CER adjustment to prices of these services. Meanwhile, revenues generated by interconnection services provided to cellular operators were P$40 million in 2002.

Internet Revenues

Revenues generated by Internet subscription fees and Internet-related value-added services increased 28% to P$265 million in year 2004 compared to P$207 million in 2003, mainly due to an increase in the number of ADSL subscribers.

As of December 31, 2004, the number of ADSL subscribers reached approximately 124,700 compared to 70,400 as of December 31, 2003, increasing by 77% while Internet dial-up customers reached approximately 152,000 as of December 31, 2004 compared to 155,200 as of December 31, 2003, decreasing by 2%. Internet minutes represented 30% of total traffic measured in minutes transported over the fixed-line network. However, the internet minutes have fallen due to the steady migration of customers to the ADSL services.

Revenues generated by Internet subscription fees and Internet-related value-added services increased 6.2% to P$207 million in year 2003 from P$195 million in year 2002. The effect of adjustment for inflation of figures for year 2002 was offset by the increase in the number of subscribers and in ADSL high-speed access and dial-up monthly fees. Most of this increase was the result of higher ADSL subscriber growth in the second half of 2003. The number of ADSL connections Telecom provided to other ISPs also increased at a higher rate during the second half of 2003.

Other National Telephone Services

Revenues from other national telephone services are derived mainly from dedicated lines, access charges and miscellaneous customer charges. During year 2004, revenues from other national telephone services increased by approximately 15.1% to P$84 million from P$73 million in year 2003. This increase is mainly due to higher revenues related to billing and collection services charged to other operators.

During year 2003, other national telephone revenues decreased by approximately 29.1% to P$73 million from P$103 million in year 2002. The decrease was mainly due to the adjustment for inflation of year 2002 figures and a decrease in the lease of lines and circuits.

Revenues from Wireless Telecommunication Service Business Segment

During year 2004, revenues from wireless telecommunication service increased by approximately 49% to P$1,733 million from P$1,163 million in year 2003. Revenues increased 56.2% to P$1,567 million in year 2004 from P$1,003 million in year 2003. This trend was mainly due to a higher number of subscribers, an increase in total traffic and increase in sales of handsets as a consequence of the increase in the demand for cellular services and the development of the GSM network. Furthermore, the average revenue per user increased by 11% to P$35 per customer per month for year 2004. Total cellular subscribers in Argentina reached approximately 3,835,000 as of December 31, 2004, an increase of approximately 1,232,000 customers, or 47.3%, as compared to December 31, 2003. This increase in client base was fueled by the impressive growth in the number of GSM subscribers.

Telecom Personal’s customer base as of December 31, 2004 was comprised of approximately 2,872,000 prepaid subscribers, representing 75% of the total customer base, and approximately 963,000 contract subscribers, representing the remaining 25% of the total customer base. Telecom Personal’s consolidated subsidiary, Núcleo, which provides PCS and cellular services in Paraguay, generated revenues of P$167 million in year 2004, an increase of 4.4% from P$160 million in year 2003. The increase was mainly due to Núcleo’s launch of its GSM services in Paraguay, marking it the operator with the larger GSM/GPRS coverage in the country.

During year 2003, revenues from wireless telecommunication services increased by approximately 12.4% to P$1,163 million from P$1,035 million in year 2002. This increase was mainly due to a higher average number of subscribers, higher sales of pre-paid cards, higher calling party pays (CPP) revenues, an increase in revenues due to charges for the termination of calls coming from other cellular operators and the increase in national and international roaming charges. Furthermore, the average revenue per user increased by 28% to P$32 per customer per month for year 2003. Total cellular subscribers in Argentina reached approximately 2,603,000 as of December 31, 2003, an increase of approximately 413,000 customers, or 18.9%, as compared to December 31, 2002. Telecom Personal experienced higher subscriber growth in the second half of 2003.

Telecom Personal’s customer base as of December 31, 2003 was comprised of approximately 2,120,000 prepaid subscribers representing 81% of the total customer base, and approximately 483,000 contract subscribers, representing the remaining 19% of the total customer base. Núcleo generated revenues of P$160 million in year 2003, a decrease of 10% from P$177 million in year 2002. The decrease was mainly due to the appreciation of the peso against the Paraguayan currency, the guaraní, as Núcleo’s revenues are denominated in Paraguayan currency.

Revenues from Directory Publishing Business Segment

During year 2004, revenues from telephone directory publishing services increased by 26.5% to P$43 million in from P$34 million for year 2003. This was due to greater sales of advertising space in Paginas Amarillas directories and the launch of several new special directories.

During year 2003, revenues from telephone directory publishing services increased by 47.8% from P$23 million for year 2002. The increase was mainly due to revenues generated by advertising in the edition of the Metropolitan Area of Buenos Aires (AMBA) directory that was published in the fourth quarter of fiscal year 2003 partially offset by the restatement for inflation of year 2002 figures.

Cost of Services, General and Administrative and Selling Expenses

Detailed below are the major components of the cost of services, general and administrative and selling expenses for years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31,			% of Change
	2004	2003	2002	2004-2003	2003-2002
	(P$ millions)			Increase/(Decrease)
Cost of services, general and administrative and selling expenses
Salaries and social security	594	507	588	17.2	(13.8)
Depreciation of fixed assets	1,552	1,768	1,980	(12.2)	(10.7)
Bad debt expense	5	11	189	(54.5)	(94.2)
Management fees	—	2	23	(100.0)	(91.3)
Fees for services	103	98	119	5.1	(17.6)
Interconnection costs	135	136	141	(0.7)	(3.6)
Taxes	301	256	276	17.6	(7.2)
Other operating and maintenance expenses	1,407	871	904	61.5	(3.7)

Total cost of services, general and administrative and selling expenses	4,097	3,649	4,220	12.3	(13.5)

General

Total cost of services, general and administrative and selling expenses increased by 12.3% to P$4,097 million in year 2004 from P$3,649 million in year 2003. The increase was mainly due to the increase in commissions for handset sales, costs of handsets, TLRD costs (termination charges in third parties cellular networks) and advertising expenses. These costs are associated with the increase in sales and increasing competition in the mobile telephony business.

Total cost of services, general and administrative and selling expenses decreased by 13.5% to P$3,649 million in year 2003 from P$4,220 million in year 2002. This decrease was principally due to the adjustment of the December 31, 2002 figures for inflation and the cost reduction plans implemented by Telecom.

Salaries and Social Security

During year 2004, the amount of salaries and social security charges was approximately P$594 million, representing a 17.2% increase from the amount of salaries and social benefits incurred in 2003. This was primarily due to the increase in salaries granted during the year. Additionally, labor costs rose as a consequence of the increase in headcount.

For year 2004, salaries and social security payments were approximately 13.2% of net sales. For year 2003, wages and social benefits were approximately 13.5% of net sales.

During year 2003, the amount of salaries and social security payments were approximately P$507 million, representing a 13.8% decrease from year 2002. This decrease was mainly due to the effect of the adjustment of the December 31, 2002 figures for inflation partially offset by an increase in social security contributions on March 1, 2003, extraordinary bonuses and salary increases implemented in September 2003 for unionized and non-unionized employees and an increase in the number of employees due to the addition in October 2003 of 1,393 employees who had previously worked for Telecom as employees of third-party contractors. For year 2002, wages and social benefits were approximately 14.6% of net sales.

Depreciation of Fixed Assets

Depreciation is calculated using the straight-line method based on the estimated useful life of the relevant asset. Fixed assets acquired after November 8, 1990, the date on which Telecom commenced operations upon the transfer from the Argentine government of the telecommunications system in the Northern Region, are being depreciated over an average of 10 years.

Depreciation expense was P$1,552 million in year 2004 and P$1,768 million in year 2003. Depreciation expense was equal to approximately 34.5% of net sales for year 2004 and 47.1% of net sales for year 2003. The decrease was a consequence of the end of the amortization period of certain assets.

Depreciation expense was approximately P$1,768 million in year 2003 and P$1,980 million in year 2002. Depreciation expense was equivalent to 47.1% of net sales for year 2003 and 49.4% of net sales for year 2002. The decrease in depreciation expense was due to the end of the amortization period of some assets and to lower depreciation expense related to capitalized foreign currency exchange differences from financial indebtedness incurred to acquire these assets. The decrease in depreciation as a percentage of net sales was due to a decrease in net sales in 2003 compared to 2002.

Bad Debt Expense

During year 2004, bad debt expense decreased 54.5% to P$5 million from P$11 million in year 2003. This improvement was related to the improvement in levels of collection and the recovery of past due accounts mainly in the fixed telephony services business.

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

Management Fees and Fees for Services

Management fees for services provided by the Operators pursuant to the Management Agreement (as described under Item 4 of the Telecom 20-F: “Information on the Company—History”) for year 2004 were zero, compared to approximately P$2 million in year 2003. Management fees for 2003 represented a reduction of 91.3% from fees of approximately P$23 million in 2002. This reduction was a result of the suspension of the payment of the management fee beginning April 1, 2002.

Management fees for year 2003 represent fees paid to the Operators in exchange for the services of task forces comprised of specialized personnel provided to Telecom by the Operators at Telecom’s request in order to assist with specific projects.

Other fees for various services, such as legal, security and auditing services, fees for the debt restructuring process and other management services, totaled approximately P$103 million for year 2004 and P$98 million for year 2003. The increase was mainly due to fees for debt restructuring. For year 2004, these fees include P$3 million of fees paid to the Operator under the Management Agreement as compensation for the services of highly qualified personnel that the Operator provided to Telecom at Telecom’s request. Such amounts were charged based on hours of service at international market rates for such services.

Other fees for various services, such as legal, security and auditing services, fees for the debt restructuring process and other management services, totaled approximately P$98 million for year 2003 and P$119 million for year 2002. This decrease was due to the effect of adjustment for inflation of December 31, 2002 figures, partially offset by higher fees related to information systems. For year 2003, these fees include P$2 million of fees paid to the Operators under the Management Agreement as compensation for the services of highly qualified personnel that the Operators provided to Telecom at Telecom’s request. Such amounts were charged based on hours of service at international market rates for such services.

Interconnection Costs

During year 2004, Telecom recorded P$135 million in interconnection costs compared with P$136 million of interconnection costs recorded in year 2003.

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

Taxes

Expenses related to taxes increased 17.6% to P$301 million in year 2004 from P$256 million in year 2003. This increase was mainly due to higher turnover taxes as a consequence of the increase in revenues.

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

Other Operating and Maintenance Expenses

Other operating and maintenance expenses increased 61.5% to P$1,407 million in year 2004 from P$871 million in year 2003. The increase was due in part to higher advertising costs, maintenance costs, commissions for handset sales and TLRD costs.

Other operating and maintenance expenses decreased 3.7% to P$871 million in year 2003 from P$904 million in year 2002. This decrease was due to the effect of the restatement for inflation of the figures as of December 31, 2002. Other operating and maintenance expenses also decreased as a result of lower maintenance expenses in basic telephony services, partially offset by an increase in material and supplies costs due to a higher number of lines installed. These cost decreases were partially offset by higher advertising costs, as Telecom has increased its marketing efforts for cellular, ADSL and GSM services as a result of greater competition in these areas, despite other decreases in promotional and institutional advertising campaign expenses pursuant to our cost control plan. In year 2003, Telecom also incurred higher costs of maintenance on submarine cables and hardware due to increased costs for components of imported materials.

Other (Net)

Other (Net) includes financial results, other income and expenses (net) and gains and losses from equity interests.

Financial Results, Net

During year 2004, we recorded a net financial loss of approximately P$1,172 million compared to a net financial gain of approximately P$55 million in year 2003. The change can be largely attributed to a decrease of P$1,091 million related to net currency exchange differences. The fluctuation of the Argentine Peso against the dollar and the Euro has had a considerable effect on the financial debt of Telecom.

During year 2003, we recorded a net financial gain of approximately P$55 million compared to a financial loss of approximately P$5,301 million in year 2002. This change is mainly due to the foreign currency exchange differences realized as a result of the appreciation of the peso in year 2003 compared to the devaluation of the peso in year 2002.

Other Expenses (Net)

Other expenses (net) includes severance payments and provisions for lawsuits.

For year 2004, other expenses (net) decreased to approximately P$71 million from approximately P$167 million in year 2003, mainly as a result of lower severance payments and lower reserves for lawsuits.

During the years ended 2004 and 2003, approximately P$59 million and P$75 million of other expenses (net), respectively, related mainly to accrued severance costs for employees who were dismissed during the period or voluntarily retired pursuant to Telecom’s employee reduction program.

For year 2003, other expenses (net) decreased to approximately P$167 million from approximately P$174 million in year 2002. This decrease was mainly due to a decrease in Telecom’s reserves for lawsuits and other contingencies.

Net Loss/Income

For year 2004, Nortel recorded net loss of approximately P$361 million, mainly due to the loss resulting from holding results. Comparatively, consolidated net income for fiscal year 2003 was P$197 million.

For year 2003, Nortel recorded net income of approximately P$197 million, compared to a loss of P$2,403 million in year 2002. The improvement in reported net income was mainly due to net foreign currency gains of P$631 million in 2003 compared to a net loss of P$2,921 million in 2002 plus P$376 million of gains arising from the purchase of Telecom Argentina’s and its subsidiaries’ indebtedness.

Foreign Currency Fluctuations

Exchange Rate Exposure.

Telecom estimates, based on composition of its consolidated balance sheet as of December 31, 2004, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations for the euro and yen against the Argentine peso, plus or minus, would result in a variation of approximately P$280 million of Telecom’s consolidated financial indebtedness. These analyses are based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies. See Item 11: “Quantitative and Qualitative Disclosures About Market Risk.”

US GAAP Reconciliation

The accounting principles applied in Argentina vary in certain significant respects from accounting principles applied in the United States. Application of accounting principles generally accepted in the United States (US GAAP) would have affected the determination of amounts shown as net loss or income for the years ended December 31, 2004, 2003 and 2002 and the amount of total shareholders’ equity as of December 31, 2004, 2003 and 2002. For more detail see Note 16 to the Consolidated Financial Statements.

The principal differences between Argentine GAAP and US GAAP are the following:

•	the treatment of foreign-currency transactions as of December 31, 2001;

•	the impact of foreign currency translation;

•	the accounting for capitalization of foreign currency exchange differences;

•	the accounting for debt restructurings;

•	other adjustments as inventories, present-value accounting and equity gain (loss) on related companies;

•	the tax effects and minority interest on US GAAP adjustments described above;

•	the valuation allowance related to deferred income tax and tax on minimum presumed income; and

•	the accounting for the Preferred A shares of Nortel.

In addition, certain other disclosures required under US GAAP have been included in the US GAAP reconciliation. See Note 16 to our Consolidated Financial Statements.

Net income or loss under Argentine GAAP for the years ended December 31, 2004 and 2003 was a net loss of approximately P$361 million and a net income of approximately P$197 million, respectively, as compared to a net loss of approximately P$519 million and a net income of approximately P$222 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2004 was P$284 million, as compared to a shareholders’ deficit of P$748 million under US GAAP.

Additionally, net income (loss) under Argentine GAAP for the years ended December 31, 2003 and 2002 was a net income of approximately P$197 million and a net loss of approximately P$2,403 million, respectively, as compared to a net income of approximately P$222 million and a net loss of approximately P$759 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2003 and 2002 was P$645 million and P$448 million, respectively, as compared to a shareholder’s deficit of P$229 million and P$440 million, respectively, under US GAAP.

Recently issued US GAAP Accounting Pronouncements

On November 7, 2003, the FASB issued the final FASB Staff Position (“FSP”) FAS 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests under FASB Statement No. 150 (“FAS 150”), Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. The final FSP affects how public and nonpublic entities classify, measure, and disclose certain mandatorily redeemable non-controlling interests associated with finite-lived subsidiaries and mandatorily redeemable financial instruments and requires entities that have already adopted FAS 150 to rescind the adoption of certain provisions of FAS 150 and to permit them to present the adoption of the FSP either by restating previously issued financial statements or as a cumulative effect in the period of adoption. The Company has analyzed its financial instruments in light of FAS 150 and has determined that this statement is not applicable to its financial position and that the adoption of this statement has no impact on its consolidated statements. The classification and measurement provisions of SFAS 150 for certain mandatorily redeemable non-controlling interests with finite lived subsidiaries are deferred for an indefinite period. The Company will continue to evaluate the impact of SFAS 150, if any, and any further clarifications that may result from SFAS 150.

In December 2003, the FASB issued SFAS No. 132R (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106” (“SFAS 132”). The revised Statement retains the disclosure requirements contained in SFAS 132 before the amendment but requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The implementation of SFAS 132, as revised in 2003, did not have a material impact on the Company’s consolidated financial statements.

In December 2003, FASB issued a revised interpretation of FIN 46 (FIN 46-R), which supersedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities (“VIEs”). FIN 46-R clarifies the application of ARB No. 51 “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support. FIN 46-R requires the consolidation of those entities, known as VIEs, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receives a majority of the entity’s residual returns or both.

Among other changes, the revisions of FIN 46-R (a) clarified some requirements of FIN 46 which was issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46-R deferred the effective date of the implementation for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must a minimum apply the provisions of FIN 46-R to entities that were previously considered special purposes entities under the FASB literature prior to the issuance of FIN 46-R by the end of the first reporting period ended after December 15, 2003. The adoption of FIN 46 and FIN 46-R did not have a material impact on the Company’s financial reporting and disclosure.

In December 2003, the SEC issued SAB No. 104, Revenue Recognition, which updates the guidance in SAB No. 101, integrates the related set of Frequently Asked Questions, and recognizes the role of EITF 00-21. The adoption of SAB No. 104 did not have a material effect on the Company’s consolidated financial statements.

In March 2004, the EITF, reached consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, or EITF 03-1. EITF 03-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. EITF 03-1 is applicable to marketable debt and equity securities within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, or SFAS 115, and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations”, and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. In September 2004, the FASB issued FSP EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’”, which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued. The delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The adoption of EITF 03-1 is not expected to have a material impact on our results of operations and financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”—An Amendment of APB Opinion No. 29. APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets whose results are not expected to significantly change the future cash flows of the entity. The adoption of SFAS No. 153 is not expected to have any impact on the Company’s current financial condition or results of operations.

Effective in the first quarter of fiscal 2004, the Company adopted EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” which addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting, as well as how consideration under the arrangement should be measured and allocated to the separate units of accounting in the arrangement. The adoption of EITF No. 00-21 did not have a material impact on the Company’s financial position, results of operations or cash flows.

Liquidity and Capital Resources

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom Argentina on the Class A and Class B Shares owned by Nortel and Nortel has used such cash dividends to satisfy Nortel’s payment obligations for the next calendar year. No dividends were declared by Telecom Argentina and consequently Nortel during year 2001, 2002, 2003 or 2004. In addition to not being able to make dividend payments, Nortel was also unable to pay the required amortization on its Series A Preferred Shares. Accordingly, the amount of the amortization and dividends on the Series A Preferred Shares will continue to accrue until Nortel has the cash required to make the payment. As of December 31, 2004, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was P$456 million including the effects of CER.

Should Telecom Argentina pay future dividends, Nortel expects to service its obligations in respect of its debt and preferred shares out of such dividends received by it on its holdings of Telecom Argentina’s Class A and Class B shares. However, at present, Nortel is unable to predict whether Telecom Argentina will make future dividend payments. As previously discussed, Telecom Argentina is currently in the final stages of restructuring its financial indebtedness. Assuming that Telecom Argentina’s APE proposal is implemented in its proposed form, the debt service requirements under the terms of the new notes (including semi-annual scheduled payments of principal and interest and mandatory prepayments based on Telecom Argentina’s “excess cash” as defined in the notes) will significantly reduce the amount of cash that Telecom Argentina will have available for payment of dividends. The notes that Telecom Argentina proposes to issue pursuant to the APE also provide that if Telecom Argentina makes any Distribution Payment (a term which includes any dividend), then the minimum excess cash payment for the relevant period must be at least two and a half times such Distribution Payment. In addition, Telecom Argentina’s ability to pay dividends is subject to restrictions under the Argentine Companies Law and other applicable regulations. Accordingly, there can be no assurance that Telecom Argentina will be able to pay dividends in future periods, even if its debt restructuring process is completed as proposed. These restrictions on the payment of dividends by Telecom Argentina will have a material adverse effect on Nortel’s ability to meet its obligations.

As of December 31, 2004, Telecom and its consolidated subsidiaries had approximately P$2,940 million in cash and cash equivalents and also had approximately P$251 million of government bonds and P$463 million of deposits with original maturities of more than three months. Of this amount, approximately P$2,853 million of cash and cash equivalents and approximately P$251 million of government bonds and P$463 million of deposits with original maturities of more than three months are held by Telecom Argentina on a stand-alone basis. Approximately P$12 million of the cash held by Telecom Argentina is restricted for use in connection with legal proceedings (including those related to the debt restructuring process) classified in “Other Receivables” on our consolidated balance sheet. Telecom Personal’s loan agreements entered into pursuant to its restructuring contain significant debt service obligations and restrictions on Telecom Personal’s ability to make dividends or loans to Telecom Argentina, and accordingly, cash generated by Telecom Personal is not available to Telecom Argentina. As of December 31, 2004, Telecom Personal had approximately P$71 million in cash and cash equivalents.

During year 2004 Telecom Argentina’s net cash flow from operating activities was approximately P$1,739 million, its net cash used in investing activities was approximately P$671 million and no cash flows were used in financial activities. During year 2003 Telecom Argentina’s net cash flow from operating activities was approximately P$1,515 million, its net cash used in investing activities was approximately P$176 million and its net cash flows used in financial activities were approximately P$611 million.

Excluding cash flow from Telecom Personal’s consolidated subsidiary, Núcleo, during year 2004 Telecom Personal’s net cash flow from operating activities was approximately P$352 million, its net cash used in investing activities was approximately P$178 million and its net cash flows used in financial activities were approximately P$486 million. Excluding cash flow from Telecom Personal’s consolidated subsidiary, Núcleo, during year 2003 Telecom Personal’s net cash flow from operating activities was approximately P$427 million, its net cash used in investing activities was approximately P$135 million and its net cash flows used in financial activities were approximately P$128 million.

Telecom estimates that its consolidated capital expenditures for year 2005 will be approximately P$630 million. Telecom expects to finance these expenditures principally through working capital and therefore Telecom’s ability to fund these expenditures is dependent on, among other things, its ability to generate sufficient funds internally. The freezing of tariffs impacts Telecom’s ability to generate funds for capital expenditures because the cost of imported materials has increased in peso terms.

As of December 31, 2004 Telecom had approximately the equivalent of P$10,653 million of outstanding financial indebtedness on its consolidated balance sheet.

Of this amount approximately the equivalent of P$9,418 million was outstanding financial indebtedness of Telecom Argentina (excluding indebtedness of Telecom Personal and its subsidiary) which consisted of:

•	Approximately the equivalent of P$5,353 million aggregate principal amount of notes issued under its medium term note programs, which we refer to in this “Liquidity and Capital Resources” section as the “medium term notes.” The medium term notes were issued in eight separate series and bear interest at rates ranging from 3.7058% (6 month EURIBOR plus 1.50% as of December 31, 2004) to 12%. The originally scheduled maturity dates of the medium term notes range from 2002 to 2008. See Note 8 to Telecom’s consolidated financial statements as of and for the year ended December 31, 2004 for additional information regarding each series of medium term notes.

•	Approximately the equivalent of P$2,645 million aggregate outstanding principal amount of debt, which we refer to in this “Liquidity and Capital Resources” discussion as the credit facility debt, owed to financial institutions relating to working capital loans, debt issuances and trade financings with originally scheduled maturities ranging from 2002 to 2016.

•	Approximately the equivalent of P$1,250 million aggregate accrued but unpaid interest on the medium term notes and credit facility debt and approximately the equivalent of P$170 million for penalty interest.

As a result of the default on principal and interest referred to above, lenders of Telecom Argentina’s financial indebtedness have the right to accelerate the maturity of such indebtedness and to demand payment of the full amounts payable under their respective notes. All of Telecom Argentina’s financial indebtedness has been classified as current debt on our December 31, 2004 and 2003 balance sheets (except for amounts relating to the debt of Telecom Personal and Núcleo, which, as of December 31, 2004, had been refinanced as indicated in Note 8 to our Consolidated Financial Statements.

Financial Ratio

Under the terms and conditions of the Series A and Series B Preferred Shares, we have agreed not to allow Telecom to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any financial debt, if as a result of doing so, Telecom’s ratio of total liabilities to its shareholders’ equity, as shown in its unconsolidated financial statements prepared under Argentine GAAP, exceeds 1.75. Since March 2002, the ratio of Telecom’s total liabilities to its shareholders’ equity exceeded 1.75 as a consequence of the devaluation of the peso. As a result of Nortel’s violation of this covenant, the Series B Preferred Shares acquired voting rights and, together with the Series A Preferred Shares, have elected Carlos Marcelo Villegas as a director. See Item 10. “Additional Information—Memorandum and Articles of Association—Nortel’s Capital Stock.”

Related Party Transactions

For a description of these transactions, see Item 7: “Major Shareholders and Related Party Transactions”.

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

Income Tax

Nortel’s income tax rate is currently 35% of net taxable income. The amount of income subject to tax is calculated according to tax regulations which contain a different methodology for calculating net taxable income than the methodology used for the preparation of our Consolidated Financial Statements under Argentine GAAP. The differences between the methodology of computing income under the tax regulations and under Argentine GAAP make it difficult to determine taxable income from our income statements. For instance, some deductions from income normally accepted for accounting purposes must be added back to income for tax purposes. Moreover, the tax regulations do not currently provide for the restatement of figures to reflect inflation as is required in certain periods by Argentine GAAP.

The dividends paid by Nortel which exceed the difference between income as calculated under Argentine GAAP and income calculated under the tax regulations are subject to income tax at a rate of 35%. This withholding tax is known as the “equalization tax.”

Net losses can generally be carried forward and applied against future taxable income for 5 years. However, certain losses relating to the devaluation of the peso may only be deducted at a rate of 20% per fiscal year.

Costs Associated with Income Taxes Paid by Foreign Lenders

Pursuant to the terms and conditions of Telecom’s outstanding loans, Telecom is required to reimburse its foreign lenders for Argentine income taxes payable by the lenders with respect to the interest on the loans by increasing or “grossing up” the amount of interest paid to these lenders such that, after payment of the Argentine taxes, the lenders have received the contractual interest rate. Withholding rates on interest payments to foreign beneficiaries are currently 15.05% (17.7163% with gross up) if the lender is a bank or a financial entity located in a country whose central bank has adopted the Banking Supervision Standards of the Basle Committee. Previously, the withholding rate was 15.05% (17.7163% with gross up) if the lender did not meet the aforementioned requirements. However, Argentine Law No. 25,784, which was published in the Official Bulletin in October 2003, amended the requirement that a lender must be located in a jurisdiction that has adopted the Banking Supervision Standards of the Basle Committee. Under Law No. 25,784, the 15.05% withholding rate currently also applies to lenders who are banks or financial entities located in jurisdictions that are neither void nor subject to taxation according to Argentine income tax rulings or have entered into treaties with Argentina providing for exchange of information upon request by the respective authority. Further, unless their internal rulings provide otherwise, requests for banking, stock exchange or other secret information cannot be challenged. In order to be eligible for the 15.05% withholding rate, the financial entity must be under the supervision of a respective central bank or equivalent authority. Interest payments on obligaciones negociables that meet the requirements of Section 36 of the Negotiable Obligations Law and were held by foreign beneficiaries remain income tax exempt.

Thin Capitalization Rules

The 1998 tax reform introduced a limitation on the deduction of interest expense for income tax purposes. A company that is not a financial entity may deduct the following categories of interest without any restriction: interest on loans granted by individuals, interest subject to the 35% withholding tax and 40% of other interest payments. The remaining 60% of the interest in the residual category may be deducted if the company’s liabilities on which interest in the residual category is paid do not exceed 2.5 times the company’s equity or the amount of interest paid in the residual category is less than 50% of net income for the fiscal year (before the interest deduction). In the event that both limits are exceeded, a portion of the deduction for the remaining 60% of the interest in question is denied but, it can be deducted in the following five fiscal years, subject to the limitations described above. The nondeductible portion is equal to the greater of (i) the percentage by which the liabilities giving rise to in this residual category exceed 2.5 times the company’s equity or (ii) the percentage by which 100% of the interest in the residual category exceeds 50% of the company’s net taxable income (as defined above). During fiscal years 2002 and 2003, Nortel was not affected by these rules. Argentine Law No. 25,784 modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds two times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments. During fiscal year 2004, Nortel was not affected by these rules.

Tax on Minimum Presumptive Income

Nortel is required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of Nortel’s assets. The value of Nortel’s assets is determined in accordance with the criteria established under the tax laws and generally approximates market value. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of tax on minimum presumed income in excess of the income tax for such year may be carried forward for a ten year period. This excess may be treated as a credit that may be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for that year does not exceed income tax payable for such future year. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income. We paid minimum presumed income tax for years 2002, 2003 and 2004.

Tax on Company Indebtedness

Argentine Law No. 25,063, which was repealed as of July 1, 2002, imposed a tax on company indebtedness. The tax applied to interest and financial costs of the following obligations which are deductible for income tax purposes:

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

During year 2004 and 2003, Telecom did not charge any tax on company indebtedness. During year 2002, Telecom charged P$4 million to income as a result of the tax on its indebtedness.

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

During year 2004, Telecom and its subsidiaries charged to income P$34 million against as a result of this tax. During year 2003, Telecom charged to income P$36 million as a result of this tax.

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

Tax on Personal Property

Pursuant to Argentine Law 25,585 passed by the Argentine Congress in May 2002, the tax corresponding to the shares of corporations that issue stock, such as our Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares, and whose holders are individuals and/or undivided estates domiciled in Argentina or any other foreign country, and/or companies or other legal entities located in a foreign country, shall be assessed and paid by the corresponding Argentine company issuer of the shares, such as Nortel, unless there exists a corresponding tax treaty that does not grant taxing rights to Argentina.

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

On November 4, 2003, Nortel requested from its holders as of December 31, 2002 of Series B ADS’s, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares reimbursement for the tax on personal property. As of December, 2004, holders of Ordinary Shares reimbursed Nortel for approximately US$94,620 and holders of Series B ADS’s, Series B Preferred Shares, and Series A Preferred Shares had reimbursed Nortel for approximately US$1,000. Nortel expects that a substantial portion of the remaining tax amount that is not reimbursed will result in an additional expense for Nortel.

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

(b) Unconsolidated

Nortel is a holding company whose principal asset is its approximately 55% equity interest in Telecom Argentina. Therefore, the following discussion should be read in conjunction with Nortel’s and Telecom Argentina’s financial statements and notes thereto included elsewhere herein and in the Telecom Argentina Form 20-F, respectively, and with Item 5: “Operating and Financial Review and Prospects” in the Telecom Argentina Form 20-F incorporated herein by reference under (c) of this Item 5. Such financial statements and notes thereto have been prepared in accordance with Argentine GAAP, which differs in certain respects from US GAAP. See Note 16 to the Consolidated Financial Statements.

General

Nortel’s sole substantial activity is owning a controlling interest in Telecom Argentina’s ordinary shares and its sole substantial source of cash income is cash dividends paid on such shares. The unconsolidated financial data as of December 31, 2004 included herein accounts for Nortel’s approximately 55% equity interest in Telecom by the equity method. The Consolidated Financial Statements included elsewhere in this Form 20-F consolidate Telecom’s operations with Nortel’s. Nortel’s principal use of cash is to make interest and redemption payments on its debt, dividend and redemption payments on its preferred stock and dividend payments on its ordinary shares. Prior to 2002, Nortel has historically met all such payment obligations in any calendar year out of the dividends received from Telecom in respect of the previous calendar year. Nortel is required to allocate earnings first, to make dividend and redemption (amortization) payments on the Series A Preferred Shares, payable before the end of May (February prior to the change of fiscal year end to December 31 from September 30). A percentage equal to 48.96%, calculated in accordance with a formula set forth in the terms of the Series B Preferred Shares, of cash remaining after Nortel has paid or reserved for its operating expenses is required to be distributed to the holders of Series B Preferred Shares. The remaining cash equal to 51.04% is distributed to holders of ordinary shares. Nortel is required to distribute all of its cash every year, according to the terms and conditions of the Series A and B Series Preferred Shares. Nortel may only make dividend payments to holders of Series A and Series B Preferred Shares and holders of ordinary shares and redemption payments on the Series A Preferred Shares if it has sufficient retained earnings legally available for distribution, in accordance with Argentine law, which provides that dividends may be paid out of liquid and realized profits based on a financial statement prepared under Argentine GAAP.

Due to Telecom Argentina’s financial condition, Telecom Argentina did not pay dividends for the fiscal years ended December 31, 2004, 2003 2002 and 2001. Consequently, Nortel was unable to pay dividends or make the required amortization payments on the Series A shares for the years ended December 31, 2004, 2003 2002 and 2001. See Item 10: “Additional Information—Nortel’s Capital Stock.”

Equity Income from Subsidiaries

For year 2004, Nortel’s equity (loss) gain from related companies decreased to P$(364) million from P$192 million for the same period in 2003. For year 2003, Nortel’s equity income from subsidiaries increased to P$192 million from P$(2,402) million for the same period in year 2002.

All variations in Nortel’s equity income from subsidiaries for any period correspond directly with the variations in Telecom Argentina’s net income for the same period. For a complete discussion of Telecom Argentina’s results of operations, see Item 5: “Operating and Financial Review and Prospects” in the Telecom Form 20-F incorporated herein by reference under (c) of this Item 5.

Administrative Expenses

Administrative expenses in each of years 2004, 2003 and 2002 were approximately P$3 million, P$3 million and P$4 million, respectively, consisting primarily of salaries, social security expenses and fees for services.

Financial Results, net

Nortel had no investment earnings in years 2004, 2003 and 2002.

At Telecom Argentina’s annual shareholders’ meetings for the years ended December 31 2001, 2002, 2003 and 2004 held on April 25, 2002, April 30, 2003, April 29, 2004 and April 27, 2005, respectively, the shareholders decided that because of Telecom’s financial condition and results of operations, Telecom would not pay dividends for the years ended December 31, 2002, 2003 and 2004, respectively. The decisions not to pay dividends adversely affected Nortel, its largest shareholder and as a result on April 25, 2002, April 30, 2003, April 29, 2004 and April 27, 2005 at Nortel’s shareholders’ meetings for the years ended December 31, 2001, 2002, 2003 and 2004, respectively, Nortel’s shareholders announced that no dividends would be paid and that there would be no amortization of Series A Preferred Shares for such years. See Item 10: “Additional Information—Nortel’s Capital Stock.”

At present, Nortel is unable to predict whether Telecom Argentina and consequently, Nortel, will make future dividend payments.

Taxes

Under Argentine law, Nortel’s dividend income is not taxable. Pursuant to current regulations, in general, Argentine-source dividends received by individuals or corporate shareholders are not subject to income tax, except for those dividends paid by corporations corresponding to the excess of the difference between Argentine GAAP income and taxable income which are subject to an income tax withholding. See Item 1: “Additional Information—Taxation—Argentine Taxes—Taxation of Dividends.”

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

Net Income

For year 2004, net loss was P$361 million, representing a decrease of P$558 million over year 2003.

For year 2003, net income was P$197 million, representing an increase of P$2,600 million over year 2002. The increase reflects improved macroeconomic conditions in Argentina and a stabilization in the value of the peso.

Liquidity and Capital Resources

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom Argentina on the Class A and Class B Shares owned by Nortel and Nortel has used such cash dividends to satisfy Nortel’s payment obligations for the next calendar year. No dividends were declared or paid by Telecom Argentina and consequently Nortel during year 2001, 2002, 2003 and 2004. In addition to not being able to make dividend payments, Nortel was also unable to pay the required amortization on its Series A Preferred Shares. Accordingly, the amount of the amortization and dividends on the Series A Preferred Shares will continue to accrue until Nortel has the cash required to make the payment. As of December 31, 2004, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was P$456 million including the effects of CER. See Note 9 of our consolidated financial statements included in Item 18 of this annual report.

At December 31, 2004 and 2003, Nortel had approximately P$10 million and P$14 million, respectively, of cash and cash equivalents on a stand-alone basis (excluding amounts held by Telecom).

Should Telecom Argentina pay future dividends, Nortel expects to be able to service its obligations in respect of its debt and preferred shares out of such dividends received by it on its holdings of Telecom Argentina’s Class A and Class B shares. However, at present, Nortel is unable to predict whether Telecom Argentina will make future dividend payments. As previously discussed, Telecom Argentina is currently in the final stages of a restructuring of its financial indebtedness. Assuming that Telecom Argentina’s APE proposal is implemented in its proposed form, the debt service requirements under the terms of the new notes (including semi-annual scheduled payments of principal and interest and mandatory prepayments based on Telecom Argentina’s “excess cash” as defined in the notes) will significantly reduce the amount of cash that Telecom Argentina will have available for payment of dividends. The notes that Telecom Argentina proposes to issue pursuant to the APE also provide that if Telecom Argentina makes any Distribution Payment (a term which includes any dividend), then the minimum excess cash payment for the relevant period must be at least two and a half times such Distribution Payment. In addition. Telecom Argentina’s ability to pay dividends is subject to restriction under the Argentine Companies Law and other applicable regulations. Accordingly, there can be no assurance that Telecom Argentina will be able to pay dividends in future periods, even if its debt restructuring process is completed as proposed.

(c) Telecom Argentina’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information contained under Item 5: “Operating and Financial Review and Prospects” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated herein by reference in partial answer to this Item 5. See Exhibit 15(b).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors

Nortel’s Board of Directors is responsible for the management of Nortel’s business. The Company’s bylaws provide that Nortel’s Board of Directors will consist of no less than 4 but no more than 8 members and an equal number of alternate directors, for the same term to fill any vacancies. At their annual meeting, the shareholders appoint alternate directors, and may appoint a number of alternates equal to or less than the number of directors. Therefore, as of this date Nortel has six directors, and six alternate directors. Three directors and three alternate directors are independent and therefore are neither employed by, nor affiliated with, Telecom, the Telecom Italia Group or W de Argentina—Inversiones, S.L. See Item 7: “Major Shareholders and Related Party Transactions.” The directors are so elected at a shareholders’ meeting and hold office for a renewable term of one year or until replaced at a shareholders’ meeting. See Item 7: “Major Shareholders and Related Party Transactions—Shareholders’ Agreements” in the Telecom Form 20-F included as an exhibit hereto. As a result of Nortel’s failure to pay the required amortization on the Series A preferred shares and Nortel’s failure to comply with the financial ratio covenant contained in the Series A and Series B Preferred Shares, the Series A and Series B shareholders are entitled to elect one director and one alternate director. See Item 10: “Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares—Nortel’s Capital Stock.”

The directors and alternate directors of the Company as of the date of this annual report (and as a ratified by the annual shareholders meeting held on April 27, 2005) and by the special preferred A and B shareholders meeting held on May 24, 2005 are as follows:

Name	Position	Class of Shares Represented	Date of Designation*
Alberto Y. Messano Colucci	Chairman of the Board of Directors	Ordinary	April 27, 2005
Ricardo Alberto Ferreiro	Vice Chairman of the Board of Directors	Ordinary	April 27, 2005
Oscar Carlos Cristianci	Director	Ordinary	April 27, 2005
Eduardo Federico Bauer	Director	Ordinary	April 27, 2005
Guillermo Michelson Irusta	Director	Ordinary	April 27, 2005
Carlos Marcelo Villegas	Director	Prefer. A&B	May 24, 2005
Bruno Iapadre	Alternate Director	Ordinary	April 27, 2005
Franco Alfredo Livini	Alternate Director	Ordinary	April 27, 2005
Martin Gabriel Pou Quierolo	Alternate Director	Ordinary	April 27, 2005
Horacio Walter Bauer	Alternate Director	Ordinary	April 27, 2005
Alejandro Borda	Alternate Director	Ordinary	April 27, 2005
Domingo Jorge Messuti	Alternate Director	Prefer. A&B	May 24, 2005

*	Term of position expires or may be extended at the next annual shareholders’ meeting.

Alberto Y. Messano Colucci is an economist. He is President of Personal and of Publicom and of Micro Sistemas. He is also Director of Telecom Argentina and of Sofora Telecomunicaciones S.A. He was born on September 30, 1950.

Ricardo Alberto Ferreiro is a lawyer. He is Director of Publicom S.A. and Micro Sistemas S.A. and alternate director of Telecom Personal. He was born on November 26, 1953.

Oscar Carlos Cristianci is an accountant. He is President of Sofora Telecomunicaciones S.A. and Director of Telecom Argentina, Telecom Personal S.A. and Publicom S.A. He was born on September 27, 1942.

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

Carlos Marcelo Villegas is a lawyer. He is partner of Nicholson & Cano Abogados and Vice-president of Center for Financial Stability (CEF). He is also a member of the Supervising Committee of Argenclear S.A., Banco Comafi S.A. and of HSBC Bank Argentina S.A. He was born on February 5, 1964.

Bruno Iapadre is a lawyer. He is vice-president of International Legal Affairs of Telecom Italia. He was born on June 4, 1956.

Franco Alfredo Livini is an engineer. He is President of Pirelli Argentina. He is also President of Pirelli Cables and of Pirelli Neumáticos. He is director of Sofora Telecomunicaciones S.A., Telecom Personal and Publicom. He is also an Alternate Director of Telecom Argentina S.A. He was born on December 10, 1928.

Martin Gabriel Pou Queirolo is a lawyer. He is a partner in the law firm of Estudio Pou Queirolo & Asoc. He was born on September 28, 1963.

Horacio Walter Bauer is a lawyer. He is director of Caja de Ahorro y Seguro S.A., Instituto de Seguro dc Misiones S.A. and of Seguridad Gestión y Administración Portuaria (SEGAP) S.A.. He is also Alternate Director of Ritenere S.A. and of Sofora Telecomunicaciones S.A. He was born on July 11, 1937.

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

Name	Position and Date of Designation*	Profession	Principal Occupation
Silvia Graciela Poratelli	Member of the Supervisory Committee— April 27, 2005	lawyer	Member of Estudio Garrido
Gerardo Prieto	Member of the Supervisory Committee— April 27, 2005	accountant	–
Enrique Garrido	Member of the Supervisory Committee— April 27, 2005	lawyer	Member of Estudio Garrido
Jacqueline Berzon	Alternate Member of the Supervisory Committee— April 27, 2005	lawyer	Member of Estudio Garrido

Mariano Federici	Alternate Member of the Supervisory Committee— April 27, 2005	lawyer	Member of Estudio Garrido
Guillermo Feldberg	Alternate Member of the Supervisory Committee— April 27, 2005	accountant	–

*	Term of position expires or may be extended at the next annual shareholders’ meeting.

Silvia Graciela Poratelli has been a member of the Company’s Supervisory Committee since April 27, 2005. She is also Member of the Supervisory Committee of Telecom Argentina S.A., Telecom Personal S.A., Publicom S.A., Micro Sistemas S.A., Sofora Telecomunicaciones S.A. She was born on January 4, 1972.

Gerardo Prieto has been a member of our Supervisory Committee since 2004. He is also president of Campofin S.A, and of Polifin S-A., and Doble G del Litoral S.A., a Director of Caja de Seguros S.A., Instituto del Seguro del Netrio S.A. and La Caja de Seguro de Retiro an alternate director of Caja de Ahorro y Seguro S.A., and a member of the Supervisory Committee of Sofora Telecomunicaciones and Telecom Argentina S.A. He was born on March 3, 1951.

Enrique Garrido has been a member or alternate of the Company’s Supervisory Committee since December 16, 1999. He is also President of Eurofides S.A., Vice President of Juncal Compañía de Seguros S.A., Juncal Compañía de Seguros de Vida S.A., Juncal Compañía de Seguros de Autos Patrimoniales S.A., Banca Nazionale del Lavoro S.A., La Estrella S.A. Compañía de Seguros de Retiro, BNL Inversiones Argentina S.A., Fidia S.A.; Member of the Supervisory Committee of Telecom Argentina S.A., Publicom S.A., Telecom Personal S.A., Micro Sistemas S.A., Sofora Telecomunicaciones S.A., and Aeropuertos Argentina 2000 S.A. He is also Alternate Member of the boards of directors of Datanet S.A., Enequis S.A., Fintelco S.A., Video Cable Comunicación, and Video Canal de Compras. He was born on June 7, 1937.

Mariano Federici has been an Alternate Member of the Company’s Supervisory Committee since April 27, 2005. He is also a Member of the Supervisory Committee of, Adelia Maria Cable Color S.A., Cable Video Laguna Paiva S.A., Cable Vision del Comahue S.A., Cablevision Las Perdices S.A., Chos Malal Video Cable S.A., Colon Cable Color S.A., Imagen General Cabrera S.A., IVCSA, KTV S.A., Laboulaye Televisora Color S.A., Las Heras Television S.A., Libres Cable Color S.A., Mercedes Cable Vision S.A., Montes de Oca Cable Color S.A., Pampa TV S.A., Patagonia Televisora Color S.A., RCC S.A., Revico S.A., San Carlos Vision S.A., Sistema Regional de Television S.A., Suarez Video S.A., Telecable Perez S.A., Television Privada S.A., Televisora Capitan Sarmiento S.A., Televox Video Cable S.A., TV Imagen S.A., TV Interactiva S.A., Video Cable Repetidora S.A. Alternate Member of the Supervisory Committee of Telecom Argentina S.A., Telecom Personal S.A., Publicom S.A., Micro Sistemas S.A., Sofora Telecomunicaciones S.A. He was born on October 14, 1973.

Guillermo Feldberg has been an alternate member of our Supervisory Committee since 2004. He is also an alternate trustee of Telecom Argentina S.A., Telecom Personal, Publicom, Micro Sistemas, and Sofora Telecomunicaciones S.A. He is President of Pintarko S.A., Agropecuaria La Victoria S.A., Seed Capital Educación S.A. and Dav Satelital S.A. He is Vice President of Doble “G” del Litoral S.A., and Ineba S.A. He is an alternate director of Caroline Establecimientos Agropecuarios S.A., Campofin S.A. and Polifin S.A. Dr. Feldberg is a Public Accountant and is not included in the requirements of Technical Resolution No. 15 (“Resolución Técnica No. 15”) of the Federación de Consejos Profesionales de Ciencias Económicas with respect to accountant independence, nor is he subject to the requirements enumerated in the third paragraph of Article 4 of Chapter XXI of the Normas de la Comisión Nacional de Valores. He was born on February 20, 1951.

Jacqueline Berzón has been an Alternate Member of the Company’s Supervisory Committee since April 27, 2005. She is also a member of the Supervisory Committee of New York Life Argentina Holdings SRL, and alternate member of the Supervisory Committee of Telecom Argentina SA, Telecom Personal SA, Publicom SA, Micro Sistemas SA and Sofora Telecomunicaciones SA. She is also an alternate member of the boards of Holdings Teledigital Cable SA, Teledigital Cable SA, Adelia Maria Cable Color SA, Cable Video Laguna Paiva SA, Cable Visiòn del Comahue SA, Cablevisión Las Perdices SA, Chos Malal Video Cable SA, Colón Cable Color SA, Imagen General Cabrera SA, IVC SA, KTV SA, Laboulaye Televisora Color SA, Las Hems Televisión SA, Libres Cable Color SA, Mercedes Cable Visión SA, Montes de Oca Cable Color SA, Pampa TV SA, Patagonia Televisora Color SA, RCC SA, Revico SA, San Carlos Visión SA, Sistema Regional de Television SA, Súarez Video SA,

Telecable Pérez SA, Televisión Privada SA, Televisora Capitán Sarmiento SA, Televox Video Cable SA, TV Imagen SA, TV Interactiva SA and Video Cable Repetidora SA. She was born in October 9, 1975.

Officer

José Gustavo Pozzi is the sole officer of Nortel, and has been the General Manager of Nortel since December 2003. Formerly, Mr. Pozzi held various positions in the Pirelli Group in Argentina, including chief financial officer.

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

Compensation

The aggregate remuneration paid or accrued by Nortel during the twelve months ended December 31, 2004 to the members and alternate members of the Board of Directors, the members of the Supervisory Committee, and the officer of Nortel, as a group, was approximately P$0.46 million.

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

Pursuant to Resolution 400/02 of the CNV, published in the Official Gazette on April 5, 2002, the provisions of the Transparency Decree relating to the Audit Committees shall be applicable for the financial years beginning on or after January 1, 2004. The Audit Committee was required to be appointed on May 28, 2004 at the latest. However, prior to May 28, 2003, the companies subject to these provisions of the Transparency Decree were required to take certain steps towards the appointment of such committee. In this regard, the Company took the following steps, which were approved by the Board of Directors in April 2003: (a) defined the organization of the Audit Committee and the minimum eligibility requirements for its members; (b) planned the main tasks of the Audit Committee, (c) identified the operating resources for the Audit Committee; and (d) established a basic training program for the members of the Audit Committee.

The current Audit Committee was elected by the Board of Directors of the Company on April 27, 2005 and is composed of three members as from that date and until the next annual ordinary shareholders meeting. The members appointed were: Guillermo Michelson Irusta (independent director); Carlos Marcelo Villegas (independent director) and Ricardo Alberto Ferreiro (independent director); all of which have the experience repaired by Section 13; Chapter II of the CNV rules.

There is no family relationship between any Director, Alternate Director, member of the Supervisory Committee or executive officer and any other Director, Alternate Director, member of the Supervisory Committee or executive officer.

On February 5, 2003, Nortel and Mr. Amadeo R. Vázquez, who currently serves as the Chairman of the Board of Directors of Telecom, entered into an agreement under which Nortel agreed to appoint Mr. Vázquez as director of Telecom for three years. Mr. Vázquez agreed to perform his duties as director of Telecom in compliance with Argentine law. On March 10, 2003 the agreement was amended to take into consideration Mr. Vázquez’s proactive involvement in our current affairs.

Employees

As of December 31, 2004, Nortel has 3 employees. For information regarding Telecom’s employees, see Item 6: “Directors, Senior Management, and Employees—Employers and Labor Relations” in the Telecom Form 20-F included as an exhibit hereto.

Share Ownership

Enrique Garrido holds 231 Class B shares of Telecom. No other members of the Supervisory Committee of Nortel hold obligations or capital stock of Telecom or Nortel.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The ownership of Nortel’s common stock as of June 24, 2005 was as follows:

Shareholder	Percentage
Sofora Telecomunicaciones S.A.	100%

Sofora is an Argentine holding company. As of the date of this report, the Telecom Italia Group holds 50%, W de Argentina—Inversiones, S.L. holds 48% and the France Telecom Group holds 2% of Sofora’s capital stock. W de Argentina—Inversiones, S.L. owns a call option on the 2% of Sofora’s shares owned by France Telecom Group, exercisable from January 31, 2008 to December 31, 2013. Telecom Italia Group purchased from W de Argentina—Inversiones, S.L. two call options for US$60 million, one for the purchase of 48% of Sofora’s share capital, which can be exercised within 15 business days after December 31, 2008, and an additional call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013. Sofora owns 100% of the common stock, and 67.78% of the capital stock of Nortel.

The shares of common stock owned by Sofora constitute all of the total common capital stock of Nortel. In the event of certain payment defaults or breaches of covenants, holders of Nortel’s preferred stock collectively have the right to elect one director of Nortel and obtain voting rights.

Pursuant to the List of Conditions as amended by Resolutions S.C. No 111/03 and No 29/4: (i) any reduction of ownership of Nortel in the capital stock of Telecom Argentina to less than 51% without prior approval of the Regulatory Bodies; or (ii) any reduction of ownership of currently common shareholders in the capital stock with voting power of Nortel to less than 51% without prior approval of the Regulatory Bodies, may result in the revocation of Telecom’s telecommunications license.

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

The following table sets forth, as of June 24, 2005 (except as described below), and based upon information available to the Company, each owner of 5% of any class of the Company’s equity securities and the total amount of each class of the Company’s equity securities owned by the Company’s directors and officers, as a group.

	Number of Shares Owned	Percent of Class
Series A Preferred Shares (1):
Citivic, London (2)	52,989	4.99%
Banco Rio, Buenos Aires (2)	646,660	60.87%
Calyon (2)	111,355	10.48%

Banc of America Securities Limited – London	220,171	20.72%

Series B Preferred Shares (1)(3):
D.E. Shaw Laminar Portfolios, L.L.C.	191,225	13.0%
Michael A. Roth and Brian J. Stark, as joint filers	75,520	5.1%
Fintech Advisory Inc.	228,915	15.6%

Ordinary Shares:
Sofora Telecomunicaciones S.A	5,330,400	100%

(1)	The Series A and Series B Preferred Shares have limited voting rights. See Item 10: “Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares—Nortel’s Capital Stock—Voting Rights” for a description of the voting rights of the Series A Preferred Shares and Series B Preferred Shares. The Series A Preferred Shares, in general, have voting rights which are similar to those of the Series B Preferred Shares.

(2)	Share ownership information is based on the best information available to the Company. However, actual holdings may be different.

(3)	Banco Rio, Buenos Aires is the record holder of all of the Series B Preferred Shares. Information presented relates to reported ownership by beneficial owners holding 5% or more of the Series B Preferred Shares.

As of June 24, 2005, there were approximately 29,409,100 Series B ADSs (representing 1,470,453 Series B Preferred shares, or 100% of all Series B Preferred shares outstanding) held in the United States. Since certain of these Series B ADSs are held by nominees, the number of beneficial owners may be greater or less than such estimate.

The information contained under Item 7: “Major Shareholders and Related Party Transactions” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated herein by reference in partial answer to this Item 7. See Exhibit 15(b).

Telecom Italia Group

For a description of the Operator, see “Item 4 – Information on the Company – Relationship Between Nortel and Telecom.”

W de Argentina—Inversiones S.L.

W de Argentina—Inversiones S.L., a company of the Werthein Group, is a company owned by Leo Werthein, Adrián Werthein, Daniel Werthein and Gerardo Werthein. The Werthein Group’s main lines of business include farming operations, insurance activities and real estate activities.

•	Farming Operations. The Werthein Group’s farming businesses are conducted through Gregorio, Numo y Noel Werthein S.A., or GNNW, which produces 40,000 tons of grains and 5,000 tons of bovine meat annually, employing an area of more than 100,000 hectares. GNNW also processes 40,000 tons of fruits through industrial production. The majority of this farming production is allocated to exports.

•	Insurance Activities. The Werthein Group controls Los W S.A., which has an interest in Caja de Ahorro y Seguro S.A., or CAYSSA, a leading insurance company in Argentina. CAYSSA controls, directly or indirectly, several subsidiaries that offer general, personal, life, accident, work risk insurance products and retirement insurance and life insurance products that complement retirement insurance. CAYSSA also has shareholdings in companies that provide marketing services and travelers assistance services.

•	Real Estate Activities. The Werthein Group conducts real estate, construction, consulting, public works and other real-estate related activities through its interests in other companies.

Sofora

The ownership of Sofora’s common stock as of the date of this solicitation statement is as follows:

Shareholders	Percentage
Telecom Italia Group(1)	50.00
W de Argentina—Inversiones S.L.(2)	48.00
France Telecom Group(3)	2.00
Total	100.00

(1)	Includes 17.50% of Sofora’s common stock owned through Telecom-Italia International N.V and 32.5% of Sofora’s common stock owned through Telecom Italia S.p.A. The Telecom Italia Group has an option to acquire the entire interest of W de Argentina—Inversiones S.L. in Sofora (exercisable from December 31, 2008 through December 31, 2013) for US$60 million.

(2)	W de Argentina—Inversiones S.L. has an option (exercisable from January 31, 2008 through December 31, 2013) to acquire the France Telecom Group’s remaining Sofora shares, which represent a 2% interest in Sofora.

(3)	Includes 1.3% of Sofora’s common stock owned by FCR and 0.7% of Sofora’s common stock owned by Atlas Services Belgium S.A.

Sofora owns 100% of the common stock and 67.78% of the total capital stock of Nortel.

Shareholders’ Agreements

W de Argentina—Inversiones S.L and the Telecom Italia Group have entered into a shareholders’ agreement in order to regulate their relationships as shareholders of Sofora with respect to Nortel and Telecom.

With regards to Sofora, W de Argentina will have the right to appoint three out of the six members of the board of directors, leaving the Telecom Italia Group to appoint the remaining three members of the board. Decisions will be made by a vote of a majority of the board members present at each meeting of Sofora’s board of directors.

With regards to Nortel, both W de Argentina and the Telecom Italia Group will have the right to appoint two directors each. In addition, W de Argentina and the Telecom Italia Group will jointly appoint a fifth director, who will be required to be independent, in accordance with applicable regulations. The sixth and last member of the board of directors will be appointed by the holders of preferred shares Classes “A” and “B” as long as they are entitled to do so. Nortel’s board of directors make decisions by majority vote issued by the members present at each meeting of Nortel’s board of directors.

Regarding Telecom Argentina, the Telecom Italia Group appoints three directors, and two directors will be appointed by W de Argentina — Inversiones S.L.

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

(ix)	any change of external auditors, to be chosen among auditors of international reputation,

(x)	any related party transaction which is not an arms’ length basis, exceeding the amount of US$5,000,000 (five million), with certain exceptions,

(xi)	any extraordinary operation involving Telecom, exceeding the amount of US$30,000,000 (thirty million), except for of any transaction in connection with the restructuring of Telecom’s debt and,

(xii)	the approval of the financial statements.

Finally, with respect to Telecom’s financial budget, the shareholders agreement provides for the formation of an advisory committee to be composed of two representatives of the Telecom Italia Group and two representatives of W de Argentina.

Related Party Transactions

Telecom Argentina has been involved in a number of transactions with its related parties since the Transfer Date.

Section 73 of Law No. 17,811, as amended by the Transparency Decree, provides that before a publicly listed company may enter into an act or contract involving a “relevant amount” with a related party or parties, the publicly traded company must obtain approval from its Board of Directors and obtain a valuation report from its audit committee or two independent valuation firms that demonstrates that the terms of the transaction are consistent with those that could be obtained at an arm’s-length basis. For the period that Telecom Argentina’s Audit Committee was not yet operational, the valuation report from two independent firms was optional. If the Audit Committee or two independent valuation firms do not find that the terms of the contract are consistent with those that could be obtained on an arm’s-length basis, approval must be obtained from the shareholders. For the purpose of section 73 of the Transparency Decree as amended by Decree No. 1020/03, “relevant amount” means an amount which exceeds 1% of the issuers’ net worth as contained in the latest approved financial statements, provided this amount exceeds P$300,000.

Transactions with related parties of Sofora (including Telecom Italia and W de Argentina—Inversiones S.L. and/or their respective affiliates) resulted in expenses for Telecom Argentina of approximately P$92 million for the year ended December 31, 2004. Of that amount, P$88 million was paid to Telecom Italia and its affiliates for telecommunications services received by Telecom, international capacity hiring, purchases of equipment and materials and other services provided to Telecom and P$4 million was paid to W de Argentina—Inversiones’ affiliates for insurance costs. See Note 7 to our consolidated financial statements as of and for the year ended December 31, 2004.

Transactions with related parties of Nortel (including Telecom Italia and France Telecom and/or their respective affiliates) resulted in expenses for Telecom Argentina of approximately P$62 million for the year ended December 31, 2003. Of that amount, P$42 million was paid to Telecom Italia and its affiliates for telecommunications services received by Telecom, international capacity hiring, purchases of equipment and materials and other services provided to Telecom, and P$20 million was paid to France Telecom and its affiliates for purchases of equipment and materials and other services provided to Telecom. See Note 7 to our consolidated financial statements as of and for the year ended December 31, 2004.

Transactions with related parties of Nortel (including Telecom Italia and France Telecom and/or their respective affiliates) resulted in expenses for Telecom Argentina of approximately P$135 million for the year ended December

31, 2002. Of that amount, P$98 million was paid to Telecom Italia and its subsidiaries for telecommunications services received by Telecom, international capacity hiring, purchases of equipment and materials and other services provided to Telecom, and P$37 million was paid to France Telecom and its affiliates for purchases of equipment and materials and other services provided to Telecom. See Note 7 to our consolidated financial statements as of and for the year ended December 31, 2004.

Transactions with related parties of Sofora (including the Telecom Italia Group and the Werthein Group since December 19, 2003) resulted in income to Telecom Argentina of approximately P$30 million for the year ended December 31, 2004, corresponding to payments from Telecom Italia and its affiliates for telecommunications services provided by Telecom. See Note 7 to our consolidated financial statements as of and for the year ended December 31, 2004.

Transactions with related parties of Nortel (including the Telecom Italia Group and the France Telecom Group until December 19, 2003) resulted in income to Telecom Argentina of approximately P$26 million for the year ended December 31, 2003, corresponding to payments from Telecom Italia and its affiliates for telecommunications services provided by Telecom. See Note 7 to our consolidated financial statements as of and for the year ended December 31, 2004.

Transactions with related parties of Nortel (including the Telecom Italia Group and the France Telecom Group until December 19, 2003) resulted in income to Telecom Argentina of approximately P$32 million for the year ended December 31, 2002, corresponding to payments from Telecom Italia and its affiliates for telecommunications services provided by Telecom. See Note 7 to our consolidated financial statements as of and for the year ended December 31, 2004.

Pursuant to the Management Agreement, the Telecom Italia Group and the France Telecom Group until December 2003 and only the Telecom Italia Group thereafter received (i) P$3 million, P$4 million and P$4 million for years ended December 31 2004, 2003 and 2002, respectively, for services of highly qualified personnel that the Operators provided to Telecom, (ii) a P$20 million management fee for the year ended December 31, 2002, payment of which was suspended after April 1, 2002 and (iii) P$2 million and P$3 million for technical support services requested by Telecom for the years ended December 31, 2003 and 2002, respectively. All these payments are included under the heading “Fees for Services” in Note 17.h to the consolidated financial statements of Telecom for the fiscal years ended December 31, 2004, 2003 and 2002.

Related party transactions among Telecom Argentina and its subsidiaries (Telecom Personal, Publicom and Telecom Argentina USA) resulted in income for Telecom Argentina of approximately:

•	P$204 million for the year ended December 31, 2004, resulting from payments of (i) P$177 million from Telecom Personal for charges for network connectivity, traffic interchange costs, costs for billing and collecting services, interest charged and other charges for services exchanged between the related parties, (ii) P$20 million from Telecom Argentina USA for lease of circuits and (iii) P$7 million from Publicom for costs for billing and collecting services, interest charged and other charges for services exchanged between the related parties.

•	P$159 million for the year ended December 31, 2003, resulting from payments of (i) P$134 million from Telecom Personal for charges for network connectivity, traffic interchange costs, costs for billing and collecting services, interest charged and other charges for services exchanged between the related parties, (ii) P$22 million from Telecom Argentina USA for lease of circuits and (iii) P$3 million from Publicom for costs for billing and collecting services, interest charged and other charges for services exchanged between the related parties.

•	P$188 million for the year ended December 31, 2002, resulting from payments of (i) P$162 million from Telecom Personal for charges for network connectivity, traffic interchange costs, costs for billing and collecting services, interest charged and other charges for services exchanged between the related parties, (ii) P$23 million from Telecom Argentina USA for lease of circuits and (iii) P$3 million to Publicom for costs for billing and collecting services, interest charged and other charges for services exchanged between the related parties.

Related party transactions among Telecom Argentina and its subsidiaries (Telecom Personal, Publicom and Telecom Argentina USA) resulted in expenses for Telecom Argentina of approximately:

•	P$21 million for the year ended December 31, 2004, resulting from payments of (i) P$8 million to Telecom Personal for traffic interchange costs, (ii) P$6 million to Telecom Argentina USA for lease of circuits and (iii) P$7 million to Publicom for other services received by Telecom.

•	P$19 million for the year ended December 31, 2003, resulting from payments of (i) P$6 million to Telecom Personal for traffic interchange costs, (ii) P$8 million to Telecom Argentina USA for lease of circuits and (iii) P$5 million to Publicom for other services received by Telecom Argentina.

•	P$20 million for the year ended December 31, 2002, resulting from payments of (i) P$6 million to Telecom Personal for traffic interchange costs and (ii) P$14 million to Publicom for other services received by Telecom Argentina.

Similarly, Telecom Argentina received services from Nahuelsat, Intelsat Ltd. and Multibrand (entities in which Telecom Argentina has or had direct or indirect insignificant minority shares) amounting to approximately P$11 million, P$13 million and P$18 million for the fiscal years ended December 31, 2004, 2003 and 2002, respectively.

As of December 31, 2004, Telecom had loans outstanding to two executive officers of Telecom granted pursuant to retention plans, totaling P$0.4 million. The annual interest rate for these loans is 6%.

At December 31, 2003, Telecom had loans outstanding to three executive officers of Telecom totaling P$0.4 million. The annual interest rate for these loans was 6%. Most of that amount corresponded to loans granted pursuant to retention plans. Automobile loans accounted for the remainder.

At December 31, 2002, the total amount of loans to officers and directors outstanding was approximately P$3.2 million. Of that amount, approximately P$3 million corresponded to loans pursuant to retention plans. The annual interest rate for these loans was 6%. Automobile loans accounted for the remainder.

Telecom and its CEO, Carlos Felices, signed a contract in 2002 under which Telecom agreed to pay Mr. Felices or his heirs a fixed sum upon the occurrence of certain events. Please see “Item 6 – Directors, Senior Management and Employees – Compensation.”

As a result of Telecom Personal’s debt restructuring, Telecom Argentina holds P$67 million of financial indebtedness of Telecom Personal bearing interest at a rate of 5.53%. This debt is attributable to the restructuring of an earlier debt.

At December 31, 2004, the amount outstanding on loans by Telecom Personal to Núcleo stood at P$13 million. Funds from these loans were to be used to repay a syndicated loan of Núcleo’s, freeing Telecom Personal from its payment obligations as a guarantor thereunder. The interest rate on the outstanding amount is 6.74%.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18 for the Company’s Financial Statements. For a description of events that have occurred since the date of the Company’s Financial Statements see Item 4: “Information on the Company—Recent Developments”.

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

The information contained under Item 8: “Financial Information—Legal Proceedings” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated by reference herein in partial answer to this Item 8. See Exhibit 15(b).

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

Amounts payable to the holders of Series A Preferred Shares are determined pursuant to the Terms of Issuance of the Series A Preferred Shares. The Series A Preferred Shares pay a dividend of 6% per annum on the nominal amount outstanding (P$317 million plus CER as of the date hereof), referred to as the “base dividend”, which is required to be paid prior to the end of May of each year. In addition, beginning with the Nortel fiscal year commencing January 1, 1994 and for each fiscal year thereafter for which net and realized profits are legally available for distribution after providing for payment of the base dividend, holders of Series A Preferred Shares will receive an additional dividend calculated based on percentage of the Distributable Return on Equity of Telecom, if the DROE is higher than 10%. See Item 10: “Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and Series B Preferred Shares—Nortel’s Capital Stock—Dividends” and Note 9 to our consolidated financial statements included in Item 18 of this annual report.

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

Currently, Nortel’s interest in Telecom Argentina is its principal asset. Therefore, Nortel’s sources of funds for its own cash needs, including dividend, interest and redemption payments, are likely to be limited to dividend payments (if made) from Telecom Argentina and proceeds from any borrowings, which borrowings cannot exceed US$50 million without the approval of the holders of Nortel’s Series A and Series B Preferred Shares. Considering the current financial condition and results of operations of Telecom and Nortel, it is unlikely that Nortel will be able to access capital from outside sources.

Telecom Argentina has not paid any dividends since 2000. At the Telecom annual shareholders’ meeting held on April 24, 2002, the shareholders decided that because of the political and economic situation in Argentina and its financial condition, Telecom would not pay dividends for the year ended December 31, 2001. In addition, as a result of its net losses for the years ended December 31, 2002, 2003 and 2004, under the Argentine Companies Law, Telecom was prohibited from paying dividends and therefore no dividends were paid for the year ended December 31, 2002, 2003 or 2004. Consequently, Nortel had not paid any dividends since 2001.

The table below sets forth the annual cash dividends paid by Nortel with respect to each period presented on each Series B Preferred Share and the equivalent of such dividends expressed in terms of dividends per Series B ADS, based on a ratio of 20 Series B ADSs per Series B Preferred Share.

		Cash Dividends per Class B Share(1)			Cash Dividends per ADS(2)
		Adjusted for Inflation	Nominal		Adjusted for Inflation	Nominal
Period	Payment Dates	P$(3)	P$(4)	US$(5)	P$(3)	P$(4)	US$(5)
Year Ended December 31, 2004	—	—	—	—	—	—	—
Year Ended December 31, 2003	—	—	—	—	—	—	—
Year Ended December 31, 2002	—	—	—	—	—	—	—
Year Ended December 31, 2001	—	—	—	—	—	—	—
Three Months Ended December 31, 2000	May 2001	0.61	0.28	0.28	0.03	0.01	0.01
Year Ended September 30, 2000	January 2001	17.00	7.74	7.74	0.86	0.39	0.39

(1)	Assumes a total of 1,470,455 shares were outstanding in each period.

(2)	Assumes a total of 29,409,100 Series B ADS were outstanding in each period.

(3)	Represents dividends paid as restated for inflation as of February 28, 2003. See “Presentation of Financial Information.”

(4)	Amounts reflect nominal amounts at date of payment.

(5)	Represents nominal amounts at date of payment translated to dollars at the closing rate quoted by Banco Nación on the day of payment. See Item 3: “Key Information — Exchange Rates.”

ITEM 9.	THE OFFER AND LISTING

The capital stock of the Company is divided into three classes: Series A Preferred Shares, nominal value P$10.00 each, Series B Preferred Shares, nominal value P$10.00 each, and Ordinary Shares, nominal value P$10.00 each.

As of June 24, 2005, the number of shares outstanding was as follows:

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

	Per Series B ADS
	High	Low
	(dollars)
Annual
2000	24.50	7.88
2001	14.20	3.40
2002	3.99	0.48
2003	6.93	1.25
2004	9.96	4.80

Quarterly
2003
First Quarter	2.30	1.25
Second Quarter	3.40	1.85
Third Quarter	3.42	2.22
Fourth Quarter	6.93	3.20
2004
First Quarter	7.10	4.60
Second Quarter	6.18	4.50
Third Quarter	9.96	5.69

Fourth Quarter	9.00	6.31
2005
First Quarter	14.25	6.50

Monthly
2004
December	9	6.31
2005
January	7.40	6.50
February	10.27	7.39
March	14.25	9.18
April	11.66	7.94
May	10.96	8.26
June (through June 24) May	13.18	12.19

On June 23, 2005, the reported last sale price of the Series B ADSs on the New York Stock Exchange was US$12.58.

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

The information contained under Item 9: “The Offer and Listing” in the Telecom Form 20-F included as an exhibit hereto, is hereby incorporated by reference. See Exhibit 15(b).

ITEM 10.	ADDITIONAL INFORMATION

BYLAWS AND TERMS AND CONDITIONS OF ISSUANCE OF

SERIES A AND B PREFERRED SHARES

Register

The Company’s bylaws were originally registered in the Inspección General de Justicia (General Board of Corporations) on October 31, 1990 under number 8025, book 108, volume “A” of Corporations. The Company amended its bylaws on February 18, 2004 with such amendment registered with the Public Registry of Commerce—Inspección General de Justicia on April 28, 2004 under Nv. 5.169 of Book 24, of Corporations.

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

Limited Liability of Shareholders

Under Argentine law, a shareholder’s liability for losses of a company is generally limited to the value of his or her shareholdings in the company. Under Argentine law, however, a shareholder who votes in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third paraties resulting from such resolution.

In connection with recommending any action for approval by shareholders, the Board of Directors of Nortel has obtained opinions of counsel concerning the compliance of the actions with Argentine law and Nortel’s bylaws (or regulations, if any). Nortel currently intends to obtain similar opinions in the future. Although the issue is not free from doubt, based on advice of counsel, Nortel believes that a court in Argentina in which a case has been properly presented would hold that a non-controlling shareholder voting in good faith and without a conflict of interest in favor of such a resolution based on the advice of counsel that such resolution is not contrary to Argentine law or Nortel’s bylaws or regulations, would not be liable under this provision.

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

The Series A Preferred Shares have limited voting rights that in general are similar to the Series B Preferred Shares. The voting rights of the Series A Preferred Shares are triggered if Nortel fails to make the scheduled annual amortization payments on the Series A Preferred Shares. As a result of Nortel’s failure to make the required amortization payments on the Series A Preferred Shares for the years ended December 31, 2004, 2003, 2002 and 2001 the Series A Preferred shareholders acquired voting rights and elected Carlos Marcelo Villegas.

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

At the annual shareholders’ meetings for the fiscal years ended December 31, 2004, 2003, 2002 and 2001, held on April 27, 2005, April 29, 2004, April 30, 2003 and April 24, 2002 respectively, Telecom’s shareholders announced that due to Telecom’s financial condition and results of operations, no dividend payments would be made for the 2004, 2003, 2002 or 2001 fiscal years, respectively. Consequently, at Nortel’s annual shareholders’ meeting for the fiscal years ended December 31, 2004, 2003, 2002 and 2001 held on April 27, 2005, April 29, 2004, April 30, 2003 and April 25, 2002 respectively, Nortel’s shareholders’ announced that no dividends would be paid for the fiscal years ended December 31, 2004, 2003, 2002 or 2001 respectively.

Amounts payable to the holders of Series A Preferred Shares are determined pursuant to the terms of issuance of the Series A Preferred Shares. According to the terms of issuance, the Series A Preferred Shares are required to pay a base dividend on the nominal amount outstanding (P$515 million including CER as of June 24, 2005) prior to the end of May of each year. In addition, for each fiscal year for which liquid and realized profits are legally available for distribution after providing for payment of the base dividend, holders of Series A Preferred Shares will receive an additional dividend calculated based on a percentage of Telecom’s DROE, if the “DROE” is higher than 10%. DROE is defined pursuant to Argentine GAAP as (i) Telecom’s net distributable income of the fiscal year prior to the declaration of the dividend, divided by (ii) Telecom’s net worth for that fiscal year minus its earnings for that fiscal year. Net worth is defined as the reported value of all capital stock plus (less) accumulated earnings (losses), plus adjustments for inflation and legal reserves, excluding any surplus resulting from future technical revaluations of assets and goodwill. If the DROE is greater than 10% but less than 30%, this percentage is calculated by the following formula: (DROE—10%) x 25%. If the DROE is 30% or higher, however, this percentage is calculated by the following formula: [(DROE—30%) x 10%] + 5%.

The Series A Preferred Shares are scheduled to be redeemed in ten equal and consecutive annual installments from February 1998 to February 2007. The redemption payments on the Series A Preferred Shares reduce the amount which would otherwise be available to make dividend payments on Series B Preferred Shares and Nortel common stock.

In respect of any fiscal year, holders of Series B Preferred Shares are entitled to a dividend in an amount equal to 48.96% of the earnings of Nortel legally available for distribution remaining after providing for any dividend and redemption payments (whether scheduled or mandatory) in respect of Series A Preferred Shares. The failure to pay dividends in 2001, 2002, 2003 and 2004 did not trigger any voting rights with respect to the Series B Preferred Shares because there were no earnings of Nortel legally available for distribution. However, Nortel’s failure to comply with the financial ratio covenant in the Series B Preferred Shares and Series A Preferred Shares did trigger the Series A and B Preferred Shares’ voting rights. See “Voting Rights” above.

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

Meetings of Shareholders

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. Nortel is required to hold an annual ordinary meeting of shareholders in each fiscal year to consider the matters outlined in Article 234 of the Argentine Companies Law and Article 72 of Law 17,811 (as amended by the Transparency Decree), including, but not limited to:

•	approval of Nortel’s financial statements and general performance of the directors for the preceding fiscal year;

•	election, removal and remuneration of directors and members of the Supervisory Committee; and

•	allocation of profits.

Matters which may be considered at these or other ordinary meetings include consideration of the responsibility of directors and members of the Supervisory Committee, as well as capital increases and the issuance of negotiable obligations. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the scope of the ordinary meeting, including amendments to the bylaws, issuances of certain securities that permit profit sharing, anticipated dissolution, merger and transformation from one type of company to another. Shareholders’ meetings may be convened by the Board of Directors or the members of the Supervisory Committee. The Board of Directors or the members of the Supervisory Committee are also required to convene shareholders’ meetings upon the request of any shareholder or group of shareholders holding at least 5% in the aggregate of Nortel’s capital stock. If the Board of Directors or the members of the Supervisory Committee fail to do so, the meeting may be called by the CNV or by the courts.

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

Capital Increase and Reductions

Nortel may increase its capital upon authorization of the shareholders at an ordinary meeting. All capital increases must be registered with the CNV, published in the Official Gazette and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. A voluntary reduction of capital must be approved by an extraordinary meeting of the shareholders and may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or attachment. Reduction is mandatory when losses have exceeded reserves and at least 50% of the stated capital. Nevertheless, the application of the rule of the Argentine Companies Law that establishes the mandatory reduction of capital in this case is suspended until December 10, 2005 by Decree 540/2005.

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

Series A Preferred Shares are redeemable. The Series A Preferred Shares are to be redeemed in ten equal annual installments of their subscription price commencing in 1998. The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves. Any redemption payment not declared nor paid by Nortel when due shall bear interest as from the due date until the date they are made available to shareholders, at LIBOR. Prior to the change in Nortel’s fiscal year end these redemption payments were made prior to the end of February of each year and now will be made prior to the end of May of each year as a result of the change in Nortel’s fiscal year end.

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

(viii) to provide certain financial statements and annual reports to holders of Series A and Series B Preferred Shares and certain reports filed with the Securities and Exchange Commission in English to holders of Series B Preferred Shares; and

(ix) not to consolidate with, or merge with or into, or sell or convey all or substantially all of its assets in one transaction or a related series of transactions to any other entity, other than a merger in which Nortel is the surviving corporation.

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

Powers of the Directors

The by-laws of Nortel do not contain any provision regarding the ability to vote on a proposal, arrangement or contract where a director is an interested party. According to Argentine law, a director may sign with the Company contracts that are related to its activities as long as the conditions are on an arms’-length basis. If such contract does not meet such conditions, the agreement may only be subscribed with a prior approval of the Board of Directors or, in absence of quorum, with the approval of the Supervisory Committee. Such transactions must be dealt with at the following shareholders’ meeting, and if such Meeting does not approve them, the Board of Directors or the Supervisory Committee (as the case may be) are jointly responsible for the damages caused to the Company. Argentine law also requires that if a director has a personal interest contrary to the Company’s, this must be noted to the Board of Directors and to the Supervisory Committee. The director must refrain from participating in any deliberations or risk becoming jointly liable without limit for damages caused to the Company as a result of the conflict.

The Section 15 of the by-laws of the Company establishes that the remuneration of the members of the Board of Directors is to be determined by the shareholders at their annual meeting. The Audit Committee is to issue a prior opinion on the reasonability of the proposed remuneration, which the Board of Directors submits for approval to the shareholders. Therefore, the Directors do not have the ability to vote on compensation for themselves nor for any other director.

The by-laws of the Company do not contain any provision regarding the possibility of granting loans to members of the Board of Directors or Company executives.

The by-laws of the Company do not establish a maximum age to be member of the Board of Directors.

Neither the by-laws of the Company nor Argentine law require that members of the Board be shareholders.

Limitations on Foreign Investment in Argentina

Under the Argentine Foreign Investment Law, as amended (the “FIL”), the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments generally are unrestricted. However, foreign investments in certain industries, such as broadcasting, are restricted as to percentage. No approval is necessary to purchase the Series B Preferred Shares. The FIL does not limit the right of non-resident or foreign owners to hold or vote the Series B Preferred Shares, and there are no restrictions in the Company’s bylaws limiting the rights of non-residents or non-Argentines to hold or to vote the Company’s Series B Preferred Shares. Notwithstanding the foregoing, new regulations recently implemented by the CNV require that all shareholders that are companies who register to participate at a shareholder’s meeting should provide details for their registration in the Republic of Argentina. Non-Argentine companies are required to comply with the share ownership registration requirements as provided for under Sections 118 and 123 of the Argentine Companies Law.

Change of Control

Article 4 of the by-laws, as amended by Shareholders’ Meeting of February 18, 2004 and registered with the Public Registry of Commerce — Inspección General de Justicia — on April 28, 2004 under Nr. 5169 of Book 24, of Corporations, state that “The holder of the common stock, as of the Take Over Date according to the Conditions of the Privatization approved by Decree of the Executive Power Nr. 62/90, of January 5, 1990, and its amendments, will not be entitled to reduce its interest in the Company to less than 51% of the capital entitled to vote without the prior approval of the Regulatory Bodies.

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

Corporate Code of Conduct and Ethics

The Company has developed a Corporate Code of Conduct and Ethics which has been approved by its Board of Directors. See Exhibit 11.1 of this annual report on Form 20-F.

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

Under Argentine law, the board is not required to consist of a majority of independent directors. Notwithstanding, when directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent. As of May 28, 2004, Argentine companies are required to have at least two independent directors to appoint to the Audit Committee. During fiscal year 2004, Nortel had three independent directors out of the six members of its board of directors, as it will have through fiscal year 2005.

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

To qualify as an “independent” or “non-independent” director, CNV standards (General Resolution Nº 400) and NYSE standards are substantially similar. CNV standards require independence with respect to the Company and to its shareholders with significant direct or indirect holdings (35% or more). To be eligible as independent director, a person must not be hired by the company, nor have any professional relationship with the company or its shareholders with significant holdings whatsoever, nor receive any other compensation than that which corresponds to his/her performance as a member of the board. Moreover, such person shall not be a supplier of goods or services to the company or to its shareholders with significant direct or indirect holdings, for amounts substantially higher than his/her compensation as a member of the Board. Close relatives of any person who, in the event of being a director shall not be an independent director, shall not be considered independent directors.

Non-management Directors Meetings

Under NYSE Section 303A.03, non-management directors must meet at regularly scheduled executive meetings not attended by management. Neither Argentine law nor Nortel Inversora’s bylaws require that any such meetings be held.

Nominating/ Corporate Governance Committee

Under NYSE Section 303A.04, listed companies shall have a nominating/corporate governance committee comprised entirely of independent directors. Neither Argentine law nor Nortel Inversora’s bylaws require the formation of a nominating/corporate governance committee. The right to nominate directors is vested in the shareholders and the nomination is made at the shareholders’ meeting. Pursuant to CNV Standards, the person who nominates a director shall report at the shareholders’ meeting whether or not the nominee is an independent person, based on criteria established by CNV (which are substantially similar to NYSE standards).

Compensation Committee

Under NYSE Section 303A.05(a), listed companies shall have a Compensation Committee comprised entirely of independent directors. Neither Argentine law nor Nortel Inversora’s bylaws require the formation of a compensation committee. Under NYSE Section 303A.05(b), the Compensation Committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.05(b)(i). Neither Argentine law nor Nortel Inversora’s bylaws require the formation of a compensation committee.

Audit Committee

Under NYSE Section 303A.06, listed companies must have an audit committee that complies with the standards set forth in Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”). Foreign private issuers must comply with Rule 10A-3 by July 31, 2005. Pursuant to Decree Nº 677/01 and CNV Standards, Nortel has had

its Audit Committee in place since May 10, 2004. The present members of the Audit Committee were appointed by the Board on April 27, 2005; all of them are independent according to the criteria set forth in Rule 10A-3 under the Exchange Act.

Under NYSE Section 303A.07(a), the Audit Committee shall consist of at least three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. The three members of Nortel’s Audit Committee are conversant with financial and accounting issues. Taking into account Mr. Ricardo Alberto Ferreiro’s background and professional experience, Nortel’s Board has determined that Mr. Ferreiro meets the SEC’s standards to be an audit committee financial expert.

Under NYSE Section 303A.07(a), if a member of the Audit Committee is simultaneously a member of the Audit Committee of more than three public companies, and the listed company does not limit the number of Audit Committees on which its members may serve, then in each case the board shall determine whether the director’s simultaneous service would prevent such member from effectively serving on the listed company’s Audit Committee, and shall report its decision in the annual proxy statement of the Company or in the Company’s annual report on Form 10-K filed with the SEC. No such provision regarding an Audit Committee member’s simultaneous membership on public companies exists under Argentine law or Nortel’s bylaws. However, when appointing its members, the Board verified that none of them is member of the audit committee of more than three public companies. Moreover, in the event they shall be members of the audit committee of more than three companies, the members of Nortel’s Audit Committee have agreed to inform the Board. In such case, the Board shall analyze if such simultaneous membership would prevent said directors from fulfilling of their duties as regards the Audit Committee.

Under NYSE Section 303A.07(b), all members of the Audit Committee are required to be independent. Pursuant to Decree N° 677/01, a majority of Audit Committee members shall be independent. Each and every member of Nortel’s audit committee is independent as set forth in Rule 10A-3.

Under NYSE Section 303A.07(c), the Audit Committee shall have a charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Section 10A of the Securities Exchange Act of 1934 (the “Exchange Act”) and as set forth in NYSE Section 303A.7(c) of the NYSE Manual. The duties and responsibilities of the Audit Committee in Argentina, established by Decree N° 677/01 and CNV Standards, are substantially similar to those set forth in Rule 10A-3(b)(1) of the Exchange Act. Accordingly, Nortel’s Board approved a “Regulation for the Implementation of the Audit Committee” (the “Regulation”), in order to comply with such duties and responsibilities. In June 2005, the Board modified the Regulations to adapt them to the requirements set forth in Rule 10A-3 of the Exchange Act and paragraphs (b)(1) and (b)(3)(i) and (ii) of said Rule in particular.

NYSE Section 303A.07(c)(iii)(B) and (C) establishes Audit Committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations”; (ii) to discuss the company’s press releases relating to its earnings, as well as the financial information and guidelines relating to its earnings that are supplied to equity researchers and rating agencies. Provisions of Argentine law and the Regulation for the Implementation of the Audit Committee approved by Nortel’s Board establish similar duties for the Audit Committee, namely, “to verify the reliability of the administrative-accounting system, and of all financial data, or of any significant data submitted to CNV and to self-regulated exchanges, in compliance with the applicable reporting regulations.”

NYSE Section 303A.07(c)(iii)(B) provides that the Audit Committee shall establish clear policies for hiring external auditors’ employees. No such provision regarding hiring external auditors’ employees is contained in Argentine law or Nortel’s bylaws.

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

Code of Ethics

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain. Nortel’s Board approved in June 2003 a “Code of Business Conduct and Ethics,” which applies to all directors, management, and employees, with no exceptions, the English translation of which was submitted to the SEC and to the NYSE. Nortel’s Board approved in June 2003 a “Code of Business Conduct and Ethics”, (“the Code”), which applies with no exception to all its directors, management, and employees. The English translation of said Code was submitted to the SEC and the NYSE. Nortel believes that its Code complies with every and all of the NYSE requirements. On June 22, 2005, the Board modified the Code in order to include the procedures established by the Audit Committee for the receipt and treatment of complaints regarding accounting, internal accounting controls and auditing matters, as required by Rule 10 A-3 (b) (3) (i) and (ii) of the Securities Exchange Act.

The Code of Business Conduct and Ethics of Telecom Group provides that any waiver of the fulfillment thereof granted to a director, member of the supervisory committee or member of the management may only be granted by the Audit Committee or by the Board of Directors and such waivers shall be reported to control bodies. As of the date of this report, no waiver had been applied for or granted.

Nortel believes that its Code complies with the NYSE requirements. Nortel’s Code is filed with this report as Exhibit 11.1. The Code of Business Conduct and Ethics of Telecom Group provides that any waiver of the fulfillment thereof granted to a director, member of the supervisory committee or member of the management may only be granted by the Audit Committee or by the Board of Directors and such waivers shall be reported to control bodies. As of December 31, 2004 no waiver had been applied for or granted.

Certifications by the CEO

NYSE Section 303A.12(a) provides that the CEO shall on a yearly basis certify to NYSE that he or she knows of no violation by the company of NYSE rules relating to corporate governance. No such certification is required by Argentine law or by Nortel Inversora’s bylaws.

Notification of Non-fulfillment

Under NYSE Section 303A.12 (b), the CEO shall notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfillment of any applicable provision under NYSE Section 303A.

No such provision regarding non-fulfillment of NYSE Section 303A is contained in Argentine law or Nortel Inversora’s bylaws, but Nortel’s CEO shall comply with the notice provisions as set forth under NYSE Section 303A.12(b).

MATERIAL CONTRACTS

For information regarding the Shareholders’ Agreement, see Item 7: “Major Shareholders and Related Party Transactions—Shareholders’ Agreements.”

EXCHANGE CONTROLS

The information contained under Item 10: “Additional Information—Exchange Controls” in the Telecom Form 20-F included as an exhibit hereto, is hereby incorporated by reference to this Item 10. See Exhibit 15(b).

TAXATION

Argentine Taxes

The following summary of certain Argentine tax matters is based upon the tax laws of Argentina, and regulations thereunder, in effect as of the date of this annual report on Form 20-F and is subject to any subsequent change in Argentine laws and regulations which may come into effect after such date.

As used herein, a “U.S. Holder” is a beneficial owner of Series B ADSs, Series B Preferred Shares, Series A Preferred Shares or Ordinary Shares that is not a resident in Argentina, under Argentine law and that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Tax on Personal Property

Pursuant to the Argentine Personal Assets Tax Law (the “Tax Law”), the following persons are subject to an annual tax on certain assets, which is levied at a rate of 0.50% or 0.75% taking into consideration whether the value of such assets as of December 31 of each year is equal to or higher than P$200,000, respectively (the “Personal Assets Tax”): (i) individuals domiciled in Argentina for assets located in Argentina and abroad and (ii) individuals domiciled outside of Argentina for assets located in Argentina. For purposes of the Tax Law, the Series B ADSs (held in book entry form or evidenced by ADRs), the Series B Preferred Shares, the Series A Preferred Shares and Ordinary Shares will be considered as assets located in Argentina.

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

The amendment set forth by Law 25,585 applies as of December 31, 2002. Furthermore, Law 25,585 has been regulated by the AFIP through General Resolution 1497/03, published in the Official Gazette on May 5, 2003, which establishes that for the fiscal year 2002, the companies in charge of the payment of this tax with a net worth of P$300,000 or more (such as Nortel) shall determine and pay the tax by May 23, 2003.

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

On November 4, 2003, Nortel requested from its holders as of December 31, 2002 of Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares reimbursement for the tax on personal property. As of December 2004, holders of Ordinary Shares reimbursed Nortel for approximately US$94,620 and holders of Series B ADS’s, Series B Preferred Shares, and Series A Preferred Shares had reimbursed Nortel for approximately US$1,000. Nortel expects that a substantial portion of the remaining tax amount that is not reimbursed will result in an additional expense for Nortel.

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

United States Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax consequences of the acquisition, ownership and disposition of Series B ADSs or Series B Preferred Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire such securities. The summary applies only to persons that hold Series B ADSs or Series B Preferred Shares as capital assets for tax purposes and does not address the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding Series B ADSs or Series B Preferred Shares as part of a hedge, straddle, conversion transaction or other integrated transactions;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax;

•	tax-exempt organizations;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons holding Series B ADSs or Series B Preferred Shares that own or are deemed to own more than 10% of any class of Nortel stock; or

•	persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.

This summary is based upon the tax laws of the United States, including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. As mentioned above, there is currently no income tax treaty or convention in effect between Argentina and the United States. Prospective purchasers of the Series B ADSs or Series B Preferred Shares should consult their own tax advisors as to the United States, Argentine or other tax consequences of the acquisition, ownership and disposition of such securities in their particular circumstances, including the effect of any state or local tax laws.

In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related annual report will be performed in accordance with its terms.

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

Taxation of Distributions

To the extent paid out of current or accumulated earnings and profits of Nortel (as determined in accordance with U.S. federal income tax principles), distributions made with respect to Series B ADSs or Series B Preferred Shares will be included in the income of a U.S. Holder as ordinary dividend income. Subject to applicable limitations, and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to noncorporate U.S. Holders in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15%. U.S. Holders should consult their own tax advisors regarding the implications of this new legislation in their particular circumstances. The amount of this dividend will include any amounts withheld by us or our paying agent in respect of Argentine taxes. Dividends will be treated as foreign source dividend income to you and will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code. The amount of the distribution will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of Series B ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars. If the distribution is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source income or loss.

Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine taxes withheld from dividends on Class B shares or ADSs will be creditable against your U.S. federal income tax liability. However, amounts paid on account of the Personal Assets Tax will not be eligible for credit against a U.S. Holder’s federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Argentine taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

Sale and Other Dispositions of Series B ADSs or Series B Preferred Shares

Gain or loss realized by a U.S. Holder on the sale or exchange of Series B ADSs or Series B Preferred Shares will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the Series B ADSs or Series B Preferred Shares and the amount realized on the disposition. Gain or loss, if any, will be U.S. source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the U.S. federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and capital losses, the deductibility of which is subject to limitations.

Deposits and withdrawals of Series B Preferred Shares in exchange for Series B ADSs will not result in taxable gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company rules

Nortel believes that it will not be considered a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year 2004. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that Nortel will not be considered a PFIC for any taxable year. If Nortel were treated as a PFIC for any taxable year during which a U.S. Holder held a Series B ADS or a Series B Preferred Share, certain adverse consequences could apply to the U.S. Holder.

If Nortel is treated as a PFIC for any taxable year, gain recognized by such U.S. Holder on a sale or other disposition of the Series B ADS or Series B Preferred Share would be allocated ratably over the U.S. Holder’s holding period for the Series B ADS or Series B Preferred Share. The amounts allocated to the taxable year of the sale or other exchange and to any year before Nortel became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of Series B ADSs or Series B Preferred Shares in excess of 125 percent of the average of the annual distributions on Series B ADSs or Series B Preferred Shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

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

The information contained under Item 11: “Quantitative and Qualitative Disclosures About Market Risk” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated by reference to this Item 11. See Exhibit 15(b).

Nortel is exposed to interest rate risk relating to the Series A Preferred Shares. Nortel is also exposed to market risk related to Telecom. As of December 31, 2004 Nortel was not party to any derivative financial instruments.

Market Risk Associated with Series A Preferred Shares. As a result of Telecom’s decision not to pay dividends in respect of the 2001, 2002, 2003 and 2004 fiscal years, Nortel did not make the required amortization payments on the Series A Preferred Shares in 2001, 2002, 2003 and 2004.

Pursuant to Decree No. 214/02, the amounts payable on the Series A Preferred Shares is adjusted by CER to reflect inflation. The unpaid dividends and outstanding redemption payments on the Series A Preferred Shares have been “pesified” at the exchange rate of P$1.00=US$1.00. Decree 214/02 provides that payment obligations that were converted into pesos will be adjusted to reflect inflation by applying a reference stabilization rate, referred to as CER. This rate, which is designed to reflect the evolution of the consumer price index published by the Argentine INDEC (Instituto Nacional de Estadisticas y Censos), is published monthly by the Argentine Central Bank. For the twelve months ended December 31, 2004 the impact of the CER adjustment was P$25 million. See Note 9 to our consolidated financial statements included in Item 18 of this annual report.

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

As a consequence of the continuing devaluation and volatility of the peso, lower net cash flows being generated in the current economic environment in Argentina and the uncertain timetable for resolving discussions with the Argentine government concerning adjustment of regulated rates, on April 2, 2002, Telecom announced the suspension of principal payments on its outstanding financial indebtedness as well as the outstanding financial indebtedness of its Argentine subsidiaries and on June 24, 2002, Telecom announced the suspension of interest payments on their outstanding financial indebtedness. In accordance with these announcements, Telecom has failed to make an aggregate of approximately US$2.115 billion of scheduled principal and interest payments on their financial indebtedness as of May 31, 2005.

As a result of the developments referred to above, Telecom has defaulted in respect of its outstanding financial indebtedness. The aggregate principal amount of Telecom’s outstanding debt (including accrued but unpaid interest, penalties and post-default interest rate increases) as of the date of this report was approximately US$3.533 billion. Telecom’s and its subsidiaries’ indebtedness generally consists of loan agreements and medium-term notes denominated in various currencies.

Telecom has received notices of default or of events of default from certain creditors, as well as notices of the acceleration of portions of their financial indebtedness.

Telecom’s subsidiaries, Telecom Personal and Núcleo, successfully completed the restructuring of their respective debt obligations in 2004.

At Telecom Argentina’s annual shareholders’ meetings for the years ended December 31, 2004, 2003, and 2002 and 2001 held on April 27, 2005, April 29, 2004, April 30, 2003, and April 24, 2002 respectively, the shareholders decided that because of Telecom Argentina’s financial condition and results of operations, Telecom Argentina would not pay dividends for the years ended December 31, 2004, December 31, 2003, December 31, 2002 respectively. See Item 8 “Financial Information—Dividend Policy”. Consequently, at Nortel’s annual shareholder meetings for the years ended December 31, 2004, 2003 2002 and 2001 held on April 27, 2005, April 29, 2004, April 29, 2003, April 30, 2002 respectively, Nortel’s shareholders decided that the P$19 million, in dividend payments required to be paid to the Series A Preferred Shareholders for each year would not be paid and the P$55 million of required Series A amortization would not occur. Nortel’s failure to pay the Series A amortization gave the holders of the Series A Preferred Shares the right to exercise their voting rights and appoint a member of Nortel’s board of directors.

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

Evaluation of disclosure controls and procedures

The Company’s General Manager and Sole Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-14(c) and 15-d-14(c)) as of December 31, 2004 (the “Evaluation Date”), has concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to him by others within those entities.

Changes in internal controls

There were no significant changes in the Company’s internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Beginning with the fiscal year ending December 31, 2006, Section 404 of the Sarbanes–Oxley Act of 2002, or Section 404, will require us to include an internal control report of management with our annual report on Form 20-F. The internal control report must contain (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (3) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not our internal control over financial reporting is effective and (4) a statement that our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting. As of the date of this annual report, Telecom Argentina’s management is aware that certain internal controls over financial reporting must be improved. In particular, Telecom Argentina’s management is working to improve Telecom Argentina’s information systems and revenue assurance procedures. In connection with management’s evaluation of these internal controls and procedures, no items were identified that required a change in the financial statements included in this annual report.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Nortel’s Audit Committee has at least one audit committee financial expert, Mr. Ricardo Alberto Ferreiro, who is a lawyer. From 1970 to 1979, Mr. Ferreiro was assistant of the Financial Management of the Banco Central de la República Argentina at the Mercado de Valores Department (Stock Market Department). From 1976 to 1979, he worked on the study and analysis of the stock market. From 1979 to 1980, he worked at the Public Finance Management. From 1980 to 1989, he worked in the Management of Liquidations and Interventions of Financial Entities. From 1990 to 1994, Mr. Ferreiro was a Counselor of the President of the Banco Central de la Republic Argentina. From 1994 to 1999, he was Statutory Auditor in the Banco Central de la República Argentina. From 1999 to 2002, Mr. Ferreiro was Director of Caja de Ahorro y Seguro (holding), Director of Caja de Seguros S.A. and Director of Caja de Seguros de Vida S.A. From 2002 to 2003, he was Director of the Banco Central de la República Argentina. Since 2003, Mr. Ferreiro has been Director of Nortel S.A., Director of Publicom S.A., and Director of Microsistemas S.A. Based on Mr. Ferreiro’s professional background and training, Nortel has determined that he meets the requirements for an audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

The Board of Directors of Telecom Argentina has approved a Code of Business Conduct and Ethics which applies to directors, members of the Supervisory Committee, officers and employees of Telecom. This Code was modified by the Board of Directors on June 21, 2005. No waivers, express or implicit, have been granted to any officer or director of the Company with respect to any provision of the Code. See Exhibit 11.1 to this annual report on Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees billed by our principal accountants (in millions of pesos) for the years ended December 31, 2004 and 2003.

Services Rendered	2004	2003	Total
	(P$ millions)
Audit Fees (1)	2.0	2.5	4.5
Audit-Related Fees	0.5	—	0.5
Tax Fees	0.2	0.2	0.4
All Other Fees	—	—	—

Total	2.7	2.7	5.4

(1)	Includes fees related to the audit of the consolidated financial statements as of December 31, 2004 and 2003, limited reviews of interim financial statements presented during 2004 and 2003, SEC filing reviews and other attest services.

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

ITEM 16E.	EQUITY SECURITIES PURCHASED BY THE COMPANY OR ANY AFFILIATED PURCHASER

Since June 30, 2004 neither Nortel nor any “affiliated purchaser” (as defined in Rule 10b-18(a)(3)) repurchased any of Nortel’s Preferred B Shares (including American Depositary Shares, or American Depositary Receipts evidencing such shares).

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-69.

The following financial statements are filed as part of this Form 20-F:

Nortel Inversora SA:

ITEM 19.	EXHIBITS

Exhibits

1.1	Estatutos (Restated bylaws) of Nortel which include its corporate charter (English translation) (incorporated by reference to Nortel’s annual report on Form 20-F for 2003).

2(a).1	Terms of Issuance of the Series B Preferred Shares, together with an English translation (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).

2(a).2	Form of Deposit Agreement (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).

8.1	List of subsidiaries (incorporated by reference to Telecom Argentina S.A.’s annual report filed on Form 20-F for 2004)

11.1	Code of Business Conduct and Ethics of Nortel

11.2	Code of Business Conduct and Ethics of Nortel (English translation)

13(a)	Certification of the General Manager and sole officer of Nortel Inversora S.A. pursuant to Rule 13a-14(b).

15(a)	Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina—Inversiones S.L., dated September 9, 2003. (incorporated by reference to Exhibit 4.3 to Nortel’s annual report on Form 20-F for 2003)

15(b)	Annual report on Form 20-F, dated June 30, 2004, for the year ended December 31, 2004, of Telecom Argentina S.A. filed by Telecom (No. 1-13464).

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

Dated: June 29, 2005

NORTEL INVERSORA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

NORTEL INVERSORA S.A.

Consolidated Financial Statements

as of December 31, 2004 and December 31, 2003 and for the years ended December 31, 2004, 2003 and 2002

$ : Argentine peso

US$ : U.S. dollar

$2.979 = US$1 as of December 31, 2004

NORTEL INVERSORA S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nortel Inversora S.A.

1.	We have audited the accompanying consolidated balance sheets of Nortel Inversora S.A. (“Nortel” or “the Company”) and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	As indicated in Note 3.c), effective March 1, 2003, the Company has discontinued the restatement of the financial statements into constant currency, as required by a resolution issued by the Comisión Nacional de Valores (CNV). Since generally accepted accounting principles in Argentina require companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles in Argentina.

4.	In our opinion, with the exception of the matter described in the preceding paragraph, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Argentina.

5.	The accompanying consolidated financial statements have been prepared assuming that the Company and its majority-owned subsidiary Telecom Argentina S.A. (“Telecom”) will continue as a going concern. As indicated in Note 8 to the accompanying consolidated financial statements, Telecom defaulted on its principal and interest debt obligations. Furthermore, the Company has an accumulated deficit as of December 31, 2004. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 8. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

6.	Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

Buenos Aires, Argentina

March 8, 2005 (except as to

Note 16 to the consolidated

financial statements, for which the

date is June 24, 2005).

PRICE WATERHOUSE & CO. SRL

By	/s/ Juan C. Grassi (Partner)
Juan C. Grassi

Report of Independent Auditors

To the board of Directors and Shareholders of Nortel Inversora S.A.

We have audited the consolidated statements of income, shareholders’ equity, and cash flows of Nortel Inversora S.A. (“Nortel” or the “Company”) for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the consolidated financial statements of Telecom Personal S.A. (“Telecom Personal”), an indirect majority-owned subsidiary of the Company, which statements reflect total assets of Ps. 2,951 million and total revenues of Ps. 1,028 million for the year ended December 31, 2002. Those statements were audited by other auditors whose report, which has been furnished to us, included an explanatory paragraph regarding the existence of substantial doubt about Telecom Personal’s ability to continue as a going concern. Our opinion, insofar as it relates to data included for Telecom Personal, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Nortel for the year ended December 31, 2002 in conformity with accounting principles generally accepted in Argentina.

The financial statements have been prepared assuming that the Company and its majority-owned subsidiary Telecom Argentina Stet-France Telecom S. A. (“Telecom”) will continue as a going concern. As indicated in Note 8 to the consolidated financial statements as of December 31, 2002 and for the year then ended, Telecom defaulted on its principal and interest obligations. Furthermore, the Company has an accumulated deficit as of December 31, 2002. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 8. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

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

Aldo O. Carugati (Partner)

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

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered net losses in the year ended December 31, 2002 of Argentine $ 905 million and has an accumulated deficit and negative working capital as of December 31, 2002 of Argentine $ 1.001 million and Argentine $ 1.756 million, respectively. In addition, as more fully described in Note 13 to the financial statements, as a result of the current macroeconomic situation in Argentina, on March 27, 2002 and June 24, 2002, the Board of Directors of Telecom Argentina Stet-France Telecom S.A., the Company’s parent company, decided to suspend the payment of principal and related interest, respectively, on its financial debt and that of its subsidiaries in Argentina, which includes that of the Company. Through the date of this report, the Company has not paid principal and related interest aggregating US$ 271 million, Argentine $ 201 million and JPY 3.837 million. All of these matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 13. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain important respects from the accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated net loss for the year ended December 31, 2002 and the determination of consolidated shareholders’ equity at December 31, 2002 to the extent summarized in Note 7 to the accompanying consolidated financial statements.

As discussed in Note 4.1 to the financial statements, Telecom Personal S.A. adopted new accounting standards in 2002 related to accounting principles generally accepted in Argentina.

Buenos Aires, Argentina

March 7, 2003

PRICE WATERHOUSE & CO. S.R.L.

By	/s/ Juan C. Grassi (Partner)
Juan C. Grassi

$	= Argentine pesos
US$	= US dollars
JPY	= yens

NORTEL INVERSORA S.A.

Consolidated Balance Sheets as of December 31, 2004 and 2003

(In millions of Argentine pesos - see Note 3.c)

	As of December 31, 2004	As of December 31, 2003
ASSETS
Current Assets
Cash and banks	$32	$27
Investments, net	3,640	2,454
Accounts receivable, net	612	581
Other receivables, net	79	119
Inventories, net	79	14
Other assets	3	3

Total current assets	4,445	3,198

Non-Current Assets
Other receivables, net	228	193
Investments	2	47
Fixed assets, net	6,895	8,001
Intangible assets, net	773	845

Total non-current assets	7,898	9,086

TOTAL ASSETS	$12,343	$12,284

LIABILITIES
Current Liabilities
Accounts payable	$548	$451
Debt	9,434	9,996
Salaries and social security payable	79	78
Taxes payable	115	121
Other liabilities	23	31
Contingencies	30	15

Total current liabilities	10,229	10,692

Non-Current Liabilities
Accounts payable	$7	$—
Debt	1,219	86
Salaries and social security payable	33	30
Taxes payable	5	—
Other liabilities	71	39
Contingencies	214	210

Total non-current liabilities	1,549	365

TOTAL LIABILITIES	$11,778	$11,057

Minority interest	257	561
Foreign currency translation adjustments	24	21
SHAREHOLDERS’ EQUITY	$284	$645

TOTAL LIABILITIES, MINORITY INTEREST, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$12,343	$12,284

The accompanying notes are an integral part of these consolidated financial statements

NORTEL INVERSORA S.A.

Consolidated Statements of Income for the years ended December 31, 2004, 2003 and 2002

(In millions of Argentine pesos, except per share data in Argentine pesos - see Note 3.c)

	Years ended December 31,
	2004	2003	2002
Net sales	$4,494	$3,753	$4,012
Cost of services	(2,950)	(2,640)	(2,893)

Gross profit	1,544	1,113	1,119
General and administrative expenses	(247)	(225)	(285)
Selling expenses	(900)	(784)	(1,042)

Operating income (loss)	397	104	(208)
Equity (loss) gain from related companies	(2)	2	(23)
Amortization of goodwill	—	—	(10)
Financial results, net	(1,172)	55	(5,301)
Other expenses, net	(71)	(167)	(174)
Gain on debt restructuring	209	376	—

Net (loss) income before income tax and minority interest	(639)	370	(5,716)
Income tax (expense) benefit, net	(27)	7	1,304
Minority interest	305	(180)	2,009

Net (loss) income	$(361)	$197	$(2,403)

Net (loss) income per share	(37.37)	16.23	(232.78)

The accompanying notes are an integral part of these consolidated financial statements

NORTEL INVERSORA S.A.

Consolidated Statements of Changes in Shareholders’ Equity for the years ended

December 31, 2004, 2003 and 2002

(In millions of Argentine pesos - see Note 3.c)

	Shareholders’ contributions					Unappropriated results			Total Shareholders’ equity
	Capital Stock		Inflation adjustment to capital stock	Share issue Premiums (1)	Total	Legal reserve	Retained earnings/ (Accumulated deficit)	Total
Concept	Common stock	Preferred shares
Balances as of January 1, 2002	53	25	125	896	1,099	160	1,592	1,752	2,851
As approved by the Shareholders’ Annual Ordinary Meeting held on April 25, 2002:
Legal reserve	—	—	—	—	—	2	(2)	—	—
Net loss	—	—	—	—	—	—	(2,403)	(2,403)	(2,403)

Balances as of December 31, 2002	53	25	125	896	1,099	162	(813)	(651)	448
Net income	—	—	—	—	—	—	197	197	197

Balances as of December 31, 2003	$53	25	125	896	1,099	162	(616)	(454)	$645
Net loss	—	—	—	—	—	—	(361)	(361)	(361)

Balances as of December 31, 2004	$53	25	125	896	1,099	162	(977)	(815)	$284

(1)	Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes are an integral part of these consolidated financial statements

NORTEL INVERSORA S.A.

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002

(In millions of Argentine pesos - see Note 3.c)

	Years ended December 31,
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(361)	$197	$(2,403)
Adjustments to reconcile net (loss) income to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	63	12	193
Depreciation of fixed assets	1,552	1,768	1,980
Amortization of intangible assets	94	109	111
Equity (loss) gain from related companies	2	(2)	23
Amortization of goodwill	—	—	10
Consumption of materials	54	39	47
Fixed assets disposal	4	9	50
Provision for commissions	25	1	—
Provision for contingencies	24	90	101
Gain on debt restructuring	(209)	(376)	—
Interest and other financial results	1,407	32	4,568
Other income, net	(7)	(1)	(4)
Income tax benefit, net	27	(7)	(1,304)
Minority interest	(305)	180	(2,009)
Net (increase) decrease in assets	(183)	(350)	996
Net (decrease) increase in liabilities	(27)	308	(687)

Total cash flows provided by operating activities	2,160	2,009	1,672

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(461)	(162)	(390)
Intangible asset acquisitions	(12)	(6)	(24)
Proceeds for the sale of fixed assets and equity investments	4	3	2
(Increase) decrease in investments not considered as cash and cash equivalents	(382)	(180)	100

Total cash flows used in investing activities	(851)	(345)	(312)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	—	—	18
Payment of debt	(471)	(11)	(42)
Repurchase of debt	—	(422)	—
Payment of interest and debt-related expenses	(118)	(335)	(446)

Total cash flows used in financing activities	(589)	(768)	(470)

INCREASE IN CASH AND CASH EQUIVALENTS	720	896	890
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	2,230	1,334	444

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$2,950	$2,230	$1,334

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements

NORTEL INVERSORA S.A.

Index to the Notes to the Consolidated Financial Statements

(Notes 1 to 18 to the Consolidated Financial Statements are

in millions of Argentine Pesos, except as otherwise indicated - See Note 3.c)

NORTEL INVERSORA S.A.

1. The Company and its operations

a)	Nortel Inversora S.A. (“The Company or Nortel”) was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina”) which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom Argentina was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the “Transfer Date”).

The privatization was effected through a Transfer Agreement (the “Transfer Agreement”) between the Argentine Government, as one party, and the Company, at that time represented by the winning consortium, and was implemented through the transfer of operating assets of Empresa Nacional de Telecomunicaciones (“ENTel”), which has provided public telecommunication services in Argentina until its privatization necessary for the provision of telephone services in the northern region.

b)	Telecom Argentina and together with its subsidiaries, (the “Telecom Group”) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in Telecom Argentina’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of Telecom Argentina, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of Telecom Argentina to Telecom Argentina S.A. Accordingly, Telecom Argentina amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

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

NORTEL INVERSORA S.A.

2. Regulatory framework of the Telecom Group (continued)

The principal features of the regulatory framework have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

(b) Licenses granted as of December 31, 2004

As of December 31, 2004, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of December 31, 2004, Telecom Argentina’s subsidiaries have been granted the following licenses:

•	Telecom Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Telecom Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	the interruption of all or a substantial portion of service;

•	the non-performance of material obligations;

•	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

•	the reduction of the Company’s interest in Telecom Argentina to less than 51%, or the reduction of the Company’s original shareholders’ interest in the Company to less than 51%, in either case without prior approval of the regulatory authorities; and

•	Telecom Argentina’s bankruptcy.

Telecom Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights

•	any obligations, without the prior approval of the regulatory authority;

•	any encumbrance of the license;

•	the voluntary insolvency proceedings or bankruptcy of Personal and,

•	the liquidation or dissolution of Personal, without the prior approval of the regulatory authority.

•	the liquidation or dissolution of Personal, without previous authorization of the CNC.

Nucleo’s licenses are revocable mainly in the case of:

•	interruption of services;

•	the bankruptcy of Nucleo and,

•	non-compliance with certain obligations.

2. Regulatory framework of the Telecom Group (continued)

(c) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“U.S. C.P.I.”). These adjustments were not applied since 2000 according to a resolution of the Department of Communications.

However, in January 2002, the Argentine Government enacted Law No. 25,561, which provided, among other aspects, for the following:

•	The pesification of tariffs;

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

•	The overall impact of tariffs for public services on the economy and income levels;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements, including agreements that govern the provision of fixed telephone services. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on Telecom Argentina’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Resolution No. 38/02 of the Ministry of Economy established that the regulatory bodies were not entitled to modify, directly or indirectly, the prices and tariffs while the renegotiation talks with the parties were in progress. In August 2003, the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services issued Resolutions No. 188/03 and No. 44/03, which nullified Resolution No. 38/02.

Furthermore, in July 2003, Decree No. 311/03 created a “special unit” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004.

In May 2004, Telecom Argentina signed a letter of understanding with the Argentine Government pursuant to which Telecom Argentina committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom Argentina had expected to conclude before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of Argentine Government welfare programs and to extend internet services in the interior of the country at discounted prices.

As of the date of these financial statements, there can be no assurance as to the final outcome of the renegotiation process, including, but not limited to, the renegotiation of tariffs.

3. Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

In March 2004, the CNV adopted Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT 21”), which codifies and amends Technical Resolutions No. 4 and 5 and introduces certain technical corrections to other standards. RT 21 applies to the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent and to the accounting for investments in subsidiaries in a parent’s separate financial statements. It prescribes which entities are required to present consolidated financial statements, which entities should be included in such statements, the consolidation procedures to be followed, as well as additional disclosure requirements. This standard will be effective for the Company in the fiscal year beginning January 1, 2005. The adoption of this standard will not have a material impact on the Company’s financial position or results of operations.

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

A description of Telecom Argentina’s subsidiaries with their respective percentage of capital stock owned by Telecom Argentina is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of December 31, 2004 (i)
Voice, data and Internet	Telecom Argentina USA Micro Sistemas (ii)	100.00 99.99	% %

Wireless	Telecom Personal Nucleo Cable Insignia (iii)	99.99 67.50 75.00	% % %

Directories publishing	Publicom S.A. (“Publicom”)	99.99%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Not operating at December 31, 2004.
(iii)	In process of liquidation.

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

3. Preparation of financial statements (continued)

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP.

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As restated through September 30, 2003	As reported	Effect
Total assets	12,283	12,343	(60)
Total liabilities	11,778	11,778	—
Shareholders’ equity	224	284	(60)
Net (loss) income	(349)	(361)	12

(d) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying consolidated financial statements were prepared assuming: i) a favorable outcome to the tariff renegotiation process mentioned in Note 2.c) and ii) the successful outcome of the financial restructuring described in Note 8. Actual results could differ from those estimates. Therefore, the accompanying consolidated financial statements do not include any potential adjustments or classifications to the recorded amounts of assets or liabilities that might result from the adverse outcome of these uncertainties.

(e) Reclassifications

Certain reclassifications of prior year information have been made to conform with the current year presentation.

(f) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

(g) Concentration of credit risk

The Telecom Group’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Telecom Group’s investment policy limits its credit exposure to any one issuer/obligor.

3. Preparation of financial statements (continued)

The Telecom Group’s customers include numerous corporations. The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed service lines were 3,790,000 (unaudited) at December 31, 2004, 3,656,000 (unaudited) at December 31, 2003 and 3,590,000 (unaudited) at December 31, 2002 and wireless customer lines (prepaid lines were not included) were 1,004,262 (unaudited) at December 31, 2004, 482,796 (unaudited) at December 31, 2003 and 462,730 (unaudited) at December 31, 2002.

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

(h) Earnings per share

The Company calculates net (loss) income per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net (loss) income, less the dividends corresponding to the Class “A” and Class “B” preferred shares.

Additionally, the Company informs the reconciliation between the net (loss) income in the statements of income and the net (loss) income used to calculate the earning per ordinary share:

	Years ended December 31,
	2004	2003	2002
Net (loss) income in the statements of income	$(361)	$197	$(2,403)
Less: Results corresponding to Class “A” and Class “B” preferred shares	162	(110)	1,162

Total results used to calculate earning per ordinary share	$(199)	$87	$(1,241)

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”, as amended by CPCECABA. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, as amended by CPCECABA, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

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

4. Summary of significant accounting policies (continued)

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

Wireless telecommunication services segment

The Telecom Group provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Equipment sales consist principally of revenues from the sale of wireless mobile telephone handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer, which is considered to be a separate earnings process from the sale of wireless services.

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

4. Summary of significant accounting policies (continued)

(c) Foreign currency transaction gains/losses

Generally, foreign currency transaction gains and losses are included in the determination of net income or loss. During the years ended December 31, 2004, 2003 and 2002, net foreign currency transaction gains or losses were a loss of $460, a gain of $631 and a loss of $2,921, respectively.

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

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

As further discussed in Note 8, as of December 31, 2004 and December 31, 2003, the Telecom Group recognized the outstanding foreign-currency denominated liabilities existing as of January 6, 2002, and governed by foreign law, at their respective original foreign currencies, translated at year-end exchange rates.

(d) Cash and banks

Cash and banks are stated at face value.

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

(f) Other receivables and payables in currency not included in (e) above (except for deferred tax assets and liabilities and retirement benefits)

Other receivables and payables not included in (e) above (except for deferred tax assets and liabilities and retirement benefits), are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at year end, unless the Telecom Group has the intent and ability to dispose of those assets or advance settlement of liabilities.

(g) Investments

Time deposits are valued at their cost plus accrued interest at year end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statement of income.

The Telecom Group has investments in certain government bonds. The Telecom Group has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity. Such securities are recorded at amortized cost, subject to impairment evaluation. Due to the current economic situation and the deterioration of the public sector finances, there has been a significant impairment in the value of some of these securities. As such, the Telecom Group recognized other-than-temporary losses on these investments to carry them at fair value (see Note 11 for details).

The Telecom Group has certain equity interests in unconsolidated companies, representing from 0.15% to 5.75% of the capital stock in such companies as of December 31, 2004. These investments have been accounted for at the lower of cost or realizable value.

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

4. Summary of significant accounting policies (continued)

(i) Other assets

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost and deferred until the related directories are distributed.

(j) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.). Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Buildings	11-25
Transmission equipment	9-10
Switching equipment	10
Power equipment	5-10
External wiring	14
Telephony equipment and instrument	6-8
Installations	3-11
Computer equipment	3-6

As of the date of these financial statements, the Telecom Group has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 4.7% of such assets, representing $189 of net carrying value as of December 31, 2004. Nevertheless, the Telecom Group is in complete possession of these fixed assets and operates them normally.

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

The Telecom Group capitalizes interest on long-term construction projects. Interest capitalized was $5, $6 and $66 for the years ended December 31, 2004, 2003 and 2002, respectively.

Certain foreign currency transaction gains and losses were capitalized as part of the cost of the assets from January 2002 through July 2003 (See Note 4.c for details). The net carrying value of these capitalized costs were $443 as of December 31, 2004 and $566 as of December 31, 2003.

The Telecom Group does not have assets under capital leases as of December 31, 2004 and 2003.

The Telecom Group is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Telecom Group, in most cases, has the right to renew the initial lease term. Accordingly, the Telecom Group records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

(k) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

4. Summary of significant accounting policies (continued)

Intangible assets comprise the following:

- Software obtained or developed for internal use

The Telecom Group capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended December 31, 2004 and 2003 were not significant. These costs are being amortized on a straight-line basis over a period of 5 years.

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

- Trademarks

Trademarks are amortized under the straight-line method over 15 years.

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

4. Summary of significant accounting policies (continued)

(n) Taxes payable

- Income taxes

The provisions for income taxes in the statements of income for all periods presented have been computed on a separate return basis (i.e., assuming that the Company was not included in a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which the subsidiaries operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented. The statutory income tax rate in Paraguay was 30% for all periods presented.

- Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Telecom Group has utilized a portion of its tax loss carryforwards in the computation of income taxes for the years ended December 31, 2004 and 2003. However, there are remaining tax loss carryforwards as of December 31, 2004. Accordingly, the Telecom Group has determined an additional proportional charge for the year ended December 31, 2004 for the tax on minimum presumed income of $48, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Telecom Group’s tax projections and the 10-year legal expiration term for use of the credit.

- Turnover tax

Under Argentine tax law, the Telecom Group is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were 3.7%, 3.6% and 3.3% for the years ended December 31, 2004, 2003 and 2002, respectively.

(o) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Telecom Group does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of December 31, 2004 and 2003.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Up-front payments received are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), Telecom Argentina is subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. This fee may be paid in up to ten installments, thus Telecom Argentina classified a portion of the fee as non-current.

4. Summary of significant accounting policies (continued)

(p) Litigation

The Telecom Group, in the ordinary course of business, is subject to various legal proceedings. While it is impossible to determine the ultimate outcome of these matters, it is management’s and legal counsel’s opinion that the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Telecom Group.

(q) Derivatives

Effective January 1, 2002, the Telecom Group adopted RT 20, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument are adjusted to fair value through earnings.

In November and December 2004, Telecom entered into foreign currency forward contracts to manage exposure to fluctuations in the Euro exchange rate. Telecom does not enter into foreign exchange forward contracts for speculative or trading purposes. All derivatives have been recorded on the balance sheet at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. These contracts are not designated as hedges and are marked to market through operations each period, offsetting the gains or losses on the remeasurement.

The outstanding contracts at December 31, 2004 amounted to Euro 153 million, maturing in January and February 2005 with fixed exchange rates between 1.3315 and 1.3446 US$/Euro. As of December 31, 2004, the fair value of these derivatives was $9.

(r) Vacation expense

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(s) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the three years ended December 31, 2004, 2003 and 2002 are shown in Note 17.h. under the line item “Advertising expenses”.

(t) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money.

(u) Shareholders’ equity

Shareholders’ equity accounts are restated as described in Note 3.c, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

The redeemable preferred shares, whose characteristics are detailed in Note 9, have been valued at nominal value restated as detailed in Note 3.c, and accounted for in shareholders’ equity, as a consequence of the analysis described below.

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

4. Summary of significant accounting policies (continued)

With the adoption of the new accounting standards, the Company’s Management—with its legal counsel’s assistance—made a new analysis of these shares in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares must continue being part of Nortel’s stockholders’ equity.

The grounds for this position include:

•	The redemption and dividend commitment of Class “A” preferred shares is subject to the existence of liquid and realized profits.

•	The liability to redeem Class “A” preferred shares arises only after meeting the preceding condition that there exist liquid and realized profits.

•	Class “A” preferred shares have characteristics more of shareholders opposed to creditors.

(v) Gain on debt restructuring

Due to their materiality, the gains on debt restructurings and debt repurchase have been included in a separate line item in the statement of income titled “Gain on debt restructuring”.

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of December 31, 2004	As of December 31, 2003
Cash	$3	$4
Banks	29	23

	$32	$27

(b) Investments

Investments consist of the following:

	As of December 31, 2004	As of December 31, 2003
Current
Time deposits (i)	$3,340	$2,186
Government bonds, equity investments and mutual funds	356	268

Subtotal	3,696	2,454
Impairment loss on the Argentina 2004 bond	(56)	—

	$3,640	$2,454

Non current
2003 Telecommunications Fund	$2	$2
Government bonds	—	35
Equity investments	—	10

	$2	$47

(i)	Includes an amount of $2,228, which has been segregated by the Telecom Group for purposes of satisfying debt obligations.

(c) Accounts receivable

Accounts receivable consist of the following:

	As of December 31, 2004	As of December 31, 2003
Current
Voice, data and Internet	$379	$386
Wireless (i)	303	272
Directories publishing	34	35

Subtotal	716	693
Allowance for doubtful accounts	(104)	(112)

	$612	$581

(i)	Includes $49 as of December 31, 2004 and $76 as of December 31, 2003 corresponding to international wireless receivables.

5. Breakdown of the main accounts (continued)

(d) Other receivables

Other receivables consist of the following:

	As of December 31, 2004	As of December 31, 2003
Current
Tax credits	$27	$67
Prepaid expenses	17	17
Advances to employees	2	5
Other	33	30

	$79	$119

Non current
Deferred tax assets, net of valuation allowance (i)	—	20
Credit on minimum presumed income tax (ii)	200	151
Other tax credits	6	5
Prepaid expenses	14	7
Other	14	15

Subtotal	234	198
Allowance for doubtful accounts	(6)	(5)

	$228	$193

(i)	As of December 31, 2003, net credits correspond to Publicom and Nucleo.
(ii)	Considering current expiration period (10 years), the Telecom Group considers the ultimate realization of the credit to be more likely than not based on current projections.

(e) Inventories

Inventories consist of the following:

	As of December 31, 2004	As of December 31, 2003
Wireless handsets and equipment	$82	$16
Allowance for obsolescence	(3)	(2)

	$79	$14

(f) Other assets

Other assets consist of the following:

	As of December 31, 2004	As of December 31, 2003
Deferred printing cost	$1	$1
Raw materials	2	2

	$3	$3

(g) Accounts payable

Accounts payable consist of the following:

	As of December 31, 2004	As of December 31, 2003
Current
Suppliers	$490	$414
Deferred revenues	40	30
Related parties (Note 7)	18	7

	$548	$451

Non current
Suppliers	$7	$—

(h) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31, 2004	As of December 31, 2003
Current
Vacation, bonuses and social security payable	$58	$55
Special termination benefits	16	18
Other	5	5

	$79	$78

Non current
Special termination benefits	$29	$22
Other	4	8

	$33	$30

5. Breakdown of the main accounts (continued)

(i) Taxes payable

Taxes payable consist of the following:

	As of December 31, 2004	As of December 31, 2003
Current
Turnover tax	$39	$30
VAT, net	32	44
Tax on minimum presumed income, net	17	27
Income tax, net (i)	2	—
Other	25	20

	$115	$121

Non current
Deferred tax liabilities	$5	$—

(i)	Corresponds to Nucleo.

(j) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2004	As of December 31, 2003
Current
Declared and available dividends payable	$—	$1
Declared and available Redemption of Class “A” Preferred shares payable	—	5
Contributions to government programs	13	13
Court fee	2	—
Other	8	12

	$23	$31

Non current
Court fee	$20	$—
Asset retirement obligations	13	10
Deferred revenue on sale of capacity and related services	31	21
Retirement benefits	7	8

	$71	$39

(k) Net sales

Net sales consist of the following:

	Years ended December 31,
	2004	2003	2002
Voice	$2,302	$2,164	$2,529
Data	151	185	230
Internet	265	207	195

Subtotal	2,718	2,556	2,954
Wireless	1,733	1,163	1,035
Directories publishing	43	34	23

	$4,494	$3,753	$4,012

(l) Equity (loss) gain from related companies

Equity (loss) gain from related companies consist of the following:

	Years ended December 31,
	2004	2003	2002
Latin American Nautilus	$—	$—	$(15)
Nahuelsat	(2)	2	(8)

	$(2)	$2	$(23)

5. Breakdown of the main accounts (continued)

(m) Financial results, net

Financial results, net consist of the following:

	Years ended December 31,
	2004	2003	2002
Generated by assets
Interest income	$92	$108	$76
Foreign currency exchange gain (loss)	178	(40)	626
Losses on exposure to inflation	—	(11)	(2,106)
Impairment loss on the Argentina 2004 bond	(56)	—	—
Other	8	(10)	(140)

Total generated by assets	$222	$47	$(1,544)

Generated by liabilities
Interest expense	$(747)	$(664)	$(928)
less capitalized interest on fixed assets	5	6	66
Foreign currency exchange gain (loss)	(638)	671	(3,547)
Gain on exposure to inflation	—	4	942
Other	(14)	(9)	(290)

Total generated by liabilities	$(1,394)	$8	$(3,757)

Total financial results	$(1,172)	$55	$(5,301)

(n) Other expenses, net

Other expenses, net consist of the following:

	Years ended December 31,
	2004	2003	2002
Termination benefits	$(59)	$(75)	$(48)
Provision for contingencies	(24)	(90)	(101)
Other, net	12	(2)	(25)

	$(71)	$(167)	$(174)

(o) Gain on debt restructuring

Gain on debt restructuring consists of the following:

	Years ended December 31,
	2004	2003	2002
Discount on principal (i)	$113	$361	$—
Discount on accrued and penalty interest	142	49	—
Reversal of net capitalized foreign currency exchange differences	(4)	(21)	—
Court fee	(22)	—	—
Other, related expenses	(20)	(13)	—

	$209	$376	$—

(i)	Includes $41 of gain on discounting of debt.

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of December 31,
	2004	2003	2002	2001
Cash and banks	$32	$27	$53	$129
Current investments	3,640	2,454	1,382	347

Total as per balance sheet	$3,672	$2,481	$1,435	$476
Less:
Items not considered cash and cash equivalents
- “Currency-like bonds” (i)	—	—	(36)	(32)
- Time deposits with maturities of more than three months	(463)	(193)	—	—
- Government bonds (ii)	(251)	(58)	(65)	—
- Equity investments (Note 18)	(8)	—	—	—

Total cash and cash equivalents as shown in the statement of cash flows	$2,950	$2,230	$1,334	$444

(i)	Corresponds to national and provincial government bonds restricted as to their use for paying commercial and tax obligations in the respective jurisdictions of issuance.
(ii)	Corresponds to the current portion of held-to-maturity investments. In December 2004, includes $23 corresponding to the Argentina 2004 bond, net of impairment loss.

6. Supplementary cash flow information (continued)

Changes in assets/liabilities components:

	Years ended December 31,
	2004	2003	2002
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(90)	$(5)	$61
Trade accounts receivable	(32)	(334)	(106)
Other receivables	14	(3)	1,047
Inventories	(75)	(8)	(16)
Other assets	—	—	10

	$(183)	$(350)	$996

Net (decrease) increase in liabilities
Accounts payable	$53	$129	$(388)
Compensation and social benefits payable	4	18	(127)
Taxes payable	(73)	178	(59)
Other liabilities	7	—	(17)
Contingencies	(18)	(17)	(96)

	$(27)	$308	$(687)

The Company has not paid income taxes in any of the years presented. Interest paid during the years ended December 31, 2004, 2003 and 2002, amounted to $118, $335 and $446, respectively.

•	Non-cash investing and financing activities:

	Years ended December 31,
	2004	2003	2002
Acquisition of fixed and intangible assets through incurrence of accounts payable	$255	$198	$12
Capitalized interest on fixed assets	5	6	66
Wireless handsets lent to customers at no cost (i)	8	3	10
Provision for minimum presumed income tax	46	68	—
Capacity-related services	9	—	—
Payment of claims through the use of provision for contingencies	7	—	—
Government bonds and tax credits exchanged for tax certificates	3	(90)	—
Collection of receivables with government bonds	—	352	853
Payment of taxes with government bonds	—	(223)	(451)
Payment of accounts payable with government bonds	—	(123)	(224)

(i)	Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered as cash equivalents in the statement of cash flows:

	Years ended December 31,
	2004	2003	2002
Government bonds with maturities of more than three months	$(147)	$15	$100
Time deposits with maturities of more than three months	(235)	(193)	—
Contribution to the “2003 Telecommunications Fund”	—	(2)	—

Total cash flows from investments not considered as cash equivalents	$(382)	$(180)	$100

Financing activities components:

	Years ended December 31,
	2004	2003	2002
Proceeds from bank loans	$—	$—	$18
Payment of Notes	—	(277)	—
Payment of bank loans	(471)	(156)	(42)
Payment of interest on Notes	—	(231)	(191)
Payment of interest on bank loans	(118)	(52)	(87)
Payment of interest on fixed assets and inventory financing	—	(52)	(101)
Payment of collateral on derivative instruments	—	—	(67)

Total financing activities components	$(589)	$(768)	$(470)

The following table includes the cash from operating, investing and financing activities after disclosing the effects of inflation accounting and exchange rate changes on cash and cash equivalents:

	Years ended December 31,
	2004	2003	2002
Total cash flows provided by operating activities	$2,033	$2,022	$1,706
Total cash flows used in investing activities	(851)	(345)	(312)
Total cash flows used in financing activities	(589)	(768)	(470)
Effect of exchange rate changes on cash and cash equivalents	127	(13)	2
Effect of inflation accounting	—	—	(36)

Increases (decreases) in cash and cash equivalents	$720	$896	$890

7 - Related party transactions

(a) Balances and transactions with related parties

The Telecom Group has had transactions in the normal course of business with certain related parties. The following is a summary of the balances and transactions with related parties:

7 - Related party transactions (continued)

	As of December 31, 2004	As of December 31, 2003
Accounts receivable
Telecom Italia Mobile S.p.A. (a)	2	1
Entel PCS Telecomunicaciones S.A. (a)	2	2
TIM Celular S.A. (a)	—	1

	$4	$4

Accounts payable:
Telecom Italia Sparkle S.p.A. (a)	12	1
Pirelli Energía Cables y Sistemas de Argentina S.A.(a)	2	1
Entel Chile S.A. (a)	1	2
Telecom Italia S.p.A. Argentine branch (a)	1	—
Etec S.A. (a)	1	—
Tel3 S.A. (a)	1	—
Entel S.A. (Bolivia) (a)	—	1
Teco Soft Argentina S.A. (a)	—	2

	$18	$7

	Transaction description	Years ended December 31,
		2004	2003	2002
Services rendered:
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	$4	$4	$9
Golden Lines (a)	International inbound calls	1	1	1
Latin American Nautilus (a) (e)	International inbound calls	2	1	2
Entel S.A. (Bolivia) (a)	International inbound calls	1	1	1
Entel Chile S.A. (a)	International inbound calls	10	13	19
Entel PCS Telecomunicaciones S.A. (a)	Roaming	5	4	—
Telecom Italia Mobile S.p.A. (a)	Roaming	4	2	—
TIM Celular S.A. (a)	Roaming	2	—	—
Retevisión Móvil S.A. (a)	Roaming	1	—	—

Total net sales		$30	$26	$32

Services received:
Nahuelsat (d)	Rental expenses	$8	$7	$7
Intelsat Ltd. (d)	Rental expenses	3	5	8
Telecom Italia Argentine branch (a)	Fees for services	3	3	13
Teco Soft Argentina S.A. (a)	Fees for services	3	12	10
Tel3 S.A. (a)	Fees for services	14	3	1
Pirelli Energía Cables y Sistemas (a)	Fees for services	10	—	—
Pirelli Telecomunicaciones Cables y Sistemas (a)	Fees for services	4	—	—
Entel Chile S.A. (a)	International outbound calls	13	11	14
Entel S.A. (Bolivia) (a)	International outbound calls	4	3	5
Etec S.A. (a)	International outbound calls	3	4	2
Golden Lines (a)	International outbound calls	1	1	1
Telecom Italia Sparkle S.p.A. (a)	International outbound calls	3	3	5
Telecom Italia Mobile S.p.A. (a)	Roaming	1	1	—
Telesoft S.p.A. Argentine branch (a)	Fees for services	—	—	14
Olivetti Argentina S.A. (a)	Fees for services	—	—	2
La Caja ART S.A. (b)	Insurance	2	—	—
Caja de Seguros S.A. (b)	Insurance	2	—	—
FCR Argentine branch (c)	Fees for services	—	3	14
Sofrecom Argentina S.A. (c)	Fees for services	—	9	9
Latin American Nautilus (a) (e)	Lease of circuits	1	—	15
Multibrand (e)	Advertising	—	1	3

Total operating costs		$75	$66	$123

Purchases of fixed assets/intangible assets:
Telecom Italia Sparkle S.p.A. (a)		$24	$—	$—
Tel3 S.A. (a)		4	—	5
Teco Soft Argentina S.A. (a)		—	1	4
Pirelli Energía Cables y Sistemas de Argentina S.A.(a)		—	—	1
Telesoft S.p.A. Argentine branch (a)		—	—	6
Sofrecom Argentina S.A. (c)		—	8	14

Total fixed assets and intangible assets		$28	$9	$30

(a)	Such companies form part of Telecom Italia Group, a shareholder of the Company.
(b)	Such companies form part of W de Argentina - Inversiones S.L., a shareholder of the Company.
(c)	Such companies form part of France Telecom Group and were related parties up to December 19, 2003.
(d)	The Telecom Group has between 0.15% and 5.75% of the capital stock in such companies.
(e)	The Telecom Group had between 10% and 25% of the capital stock in such companies.

The Telecom Group believes that the transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. Transactions representing more than 1% of the total shareholders equity of Telecom Argentina were approved by the Audit Committee in compliance with Decree No. 677/01.

As of December 31, 2004, Telecom Argentina had loans outstanding to two officers of Telecom Argentina, totaling $0.4. The annual interest fixed rate for these loans is 6%.

(b) Management agreement

On October 10, 2004 the management agreement between Telecom Argentina and the Operators expired.

8 – Debt of the Telecom Group

8.1. The Telecom Group’s short-term and long-term debt

Short-term and long-term debt comprises the following:

	As of December 31, 2004	As of December 31, 2003
Short-term debt:
- Principal:
Notes	$5,353	$4,912
Bank loans	1,177	1,638
Fixed assets financing	1,475	2,169
Inventory financing	—	426

Subtotal	8,005	9,145
- Accrued interest	1,259	747
- Penalty interest	170	104

Total short-term debt	$9,434	$9,996

Long-term debt:
- Principal:
Bank loans	$1,260	$86
Gain on discounting of debt	(41)	—

Total long-term debt	1,219	86

Total debt	$10,653	$10,082

As of December 31, 2004, Personal and Nucleo’s debt had been restructured while the approval of Telecom Argentina’s debt restructuring proposal by the reviewing court is pending and expected to be approved in 2005. As of December 31, 2004, the total restructured debt and in-process restructuring debt is as follows:

	Telecom Argentina	Personal	Nucleo	Eliminations	Consolidated as of December 31, 2004
Restructured debt
• Principal	—	1,230	120	(83)	1,267
• Accrued interest	—	9	—	—	9

Subtotal	—	1,239	120	(83)	1,276
• Gain on discounting of debt	—	(57)	—	16	(41)

Total (8.2)	—	1,182	120	(67)	1,235

• Current	—	14	5	(3)	16
• Non current	—	1,168	115	(64)	1,219

In-process restructuring debt
• Principal	7,998	—	—	—	7,998
• Accrued interest	1,250	—	—	—	1,250
• Penalty interest	170	—	—	—	170

Total (8.3)	9,418	—	—	—	9,418

Total debt	9,418	1,182	120	(67)	10,653

• Current	9,418	14	5	(3)	9,434
• Non current	—	1,168	115	(64)	1,219

Due to their significance, the gains on debt restructurings and debt repurchase have been included in a separate line item in the consolidated statement of income titled “Gain on debt restructuring”. The table below shows (i) the gain on repurchase of debt recognized in the year ended December 31, 2003 and (ii) the gain on debt restructuring recognized in the year ended December 31, 2004; both classified by entity and component, as follows:

	Telecom Argentina	Personal	Nucleo	Publicom	Eliminations	Consolidated
Repurchase of debt
• Discount on principal	270	86	—	5	—	361
• Discount on accrued and penalty interest	37	11	—	1	—	49
• Reversal of capitalized foreign currency exchange differences	(14)	(7)	—	—	—	(21)
• Other related expenses	(13)	—	—	—	—	(13)

Total as of December 31, 2003	280	90	—	6	—	376

In-process restructuring debt
• Discount on principal	—	72	—	—	—	72
• Discount on accrued and penalty interest	—	145	11	—	(14)	142
• Court fees	(22)	—	—	—	—	(22)
• Other related expenses	1	(17)	(4)	—	—	(20)

Subtotal	(21)	200	7	—	(14)	172
• Gain on discounting of debt	—	57	—	—	(16)	41
• Reversal of capitalized foreign currency exchange differences	—	(4)	—	—	—	(4)

Total as of December 31, 2004	(21)	253	7	—	(30)	209

The Telecom Group had segregated certain amounts into time deposits with foreign financial institutions in order to have sufficient funds to satisfy the payments of principal and interest under its debt restructuring proposals. The Telecom Group previously obtained all necessary approvals from the regulatory authorities to remit and maintain these funds abroad. As of December 31, 2004, The Telecom Group has an aggregate remaining amount of $2,228 on deposit.

8 – Debt (continued)

8.2. Restructured debt

As further described below, Personal and Nucleo restructured their outstanding debt representing 12% of the total Company’s indebtedness as of December 31, 2004, as follows:

(a) Personal

In July 2004, Personal announced a proposal for the restructuring of its debt under an APE (see below for a description of an APE). Generally an APE requires court approval to be considered legal and binding between the parties. Telecom Personal’s APE Solicitation did not require court approval provided the level of creditor consent to the proposal was higher than 95%. Since such level reached 100% of the total Telecom Personal unsecured indebtedness, court review and approval was not required. Accordingly Telecom Personal completed the restructuring of its debt in November 2004 which comprised of a reduction in principal and interest of approximately US$ 71 million, a cash payout of approximately US$ 165 million and the extension of maturity of the remaining indebtedness, as follows:

	US$	Equivalent in Argentine pesos	Interest rate (i)	Maturity date
Series A	46	137	5.53% – 8%	October 2014
Series B	367	1,093	9%, 10% and 11%	October 2011

Total principal	413	1,230

(i)	Escalated interest rates for US dollar denominated notes – see table below for escalated interest rates for other currencies denominated notes.

The new debt provides for mandatory prepayment with excess cash as explained in 8.4 below.

The new debt was initially recorded at fair value. Fair value was determined by the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money. Based on the opinion of an external financial expert, the restructured debt has been discounted to its present value using a discount rate of 11%. The discount amounted to $57 recorded in a separate line item titled “Gain on discounting of debt”. This gain includes an amount of $16 corresponding to the discount of a restructured intercompany loan from Telecom Argentina (which originally amounted to $83). After intercompany eliminations, the gain on discounting of debt amounted to $41.

(b) Nucleo

In April 2003, Nucleo restructured its outstanding indebtedness amounting to US$ 14 million with local financial creditors which allowed certain concessions. Concessions resulted from the extension of maturity and forgiveness of accrued penalty interest rather than a reduction in principal amount. Furthermore, in November 2004, Nucleo completed the restructuring of its outstanding indebtedness of US$ 59 million with foreign creditors. Foreign creditors also agreed to an extension of maturity to December 2008 and the forgiveness of accrued penalty interest.

The restructured debt with local creditors accrues interest at an annual fixed interest rate of 7.125% while the restructured debt with foreign creditors accrues interest at a variable interest rate of three-month LIBO plus 4.5%.

Since contractual rates are commensurate with the risks of the debt instrument and time value of money the new debt has not been discounted.

8.3. In-process restructuring debt

(a) Background

As a result of the devaluation of the Argentine peso and subsequent “pesification” of Telecom Argentina’s tariffs, the uncertainties of the economic situation and the regulatory environment in which the Telecom Group operates, on March 27, 2002 and June 24, 2002, the Board of Directors of Telecom Argentina and its subsidiaries in Argentina defaulted on their principal and interest payment obligations under their debt agreements. Notwithstanding the defaults, the Telecom Group continued to conduct business as usual.

Following the debt restructuring of Personal and Nucleo as described above, the only in-process debt restructuring indebtedness of the Telecom Group is the one pertaining to Telecom Argentina. As of December 31, 2004, the in-process restructuring debt aggregated $9,418. Of the total amount of the outstanding debt, $6,505 is due (including principal amounts for US$ 816 million, Euro 792 million, Japanese yen 6,862 million and $71; and interest amounts for US$ 31 million, Euro 113 million, Japanese yen 554 million and $13) and $2,913 is payable on demand.

8 – Debt (continued)

The outstanding debt of Telecom Argentina is comprised of the following:

•	Short-term and Medium-term Notes Programs

Telecom Argentina issued various series of notes under short-term and medium-term global note programs (the “Notes”). These programs were approved by shareholders’ general meetings which authorized the Board of Directors to determine the respective terms and conditions of the Notes, including amount, price, interest rate and currency. These global programs and the Notes issued thereunder were ranked by Argentine rating agencies.

The terms and conditions of the various series of Notes contain customary affirmative and negative covenants, including, but not limited to, limitations on creation of liens on assets and/or revenues of Telecom Argentina, mergers and others.

The terms and conditions of the Notes and loan agreements issued by Telecom Argentina contain certain clauses, which provided for events of default, such as the following:

•	Failure to pay principal or interest at maturity;

•	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom Argentina or its material subsidiaries, which equals or exceeds an aggregate amount of US$20 million;

•	Telecom Argentina’s written notice of its inability to pay its debts as they mature;

•	Any final judgment providing for the payment of an aggregate amount exceeding US$20 million; and

•	Telecom Argentina’s or its material subsidiaries’ voluntary petition for bankruptcy, special bankruptcy proceedings (“Concurso Preventivo”) or similar judicial or extrajudicial reorganization arrangements.

As a result of the defaults, the bondholders and lenders were entitled, at their option, to request the acceleration of all principal and accrued interest outstanding as of the date of the defaults. As of the date of these financial statements, Telecom Argentina has received notices of acceleration from certain lenders representing loan amounts exceeding US$ 20 million. In addition, the indentures and loan agreements provide for a penalty interest rate in the event that payments are not made when due. Such penalty interest ranged from an average 2% to 5% per year.

The following table shows the outstanding series of Notes under the programs as of December 31, 2004:

Global program	Date of issue	Nominal value (in millions)		Term, in years	Maturity date	Annual interest rate (i)	Book value at December 31, 2004	Market value at December 31, 2004
Program B:
Series C	11.15.95	US$	200	7	11.15.02	12.00	347	312
Series E (a)	5.5.97	US$	100	8	5.5.05	5.48	298	278
Series F (c)	5.30.97	Euro	207	10	5.30.07	8.87	770	755
Series H (b) (c)	3.18.98	Euro	207	10	3.18.08	3.71	763	618
Series I	4.8.99	Euro	200	5	4.8.04	8.37	757	742
Series K	7.1.99	Euro	250	3	7.1.02	7.25	834	751

Program D:
Series 1	4.7.00	Euro	250	3	4.7.03	7.62	912	894
Series 2	7.2.01	Euro	190	3	7.2.04	9.50	672	659

Principal							5,353	5,009

Accrued interest							977
Penalty interest							91

							6,421

(i)	Percentages have been rounded.
(a)	Accrue interest at LIBOR plus 3.125%. (*)
(b)	Accrue interest at 6-month LIBOR plus 1.5%. (*)
(c)	Originally issued in Italian Lira.
(*)	As of December 31, 2004, LIBOR was 2.78%.

- Global Program B

Telecom Argentina has six series of Notes outstanding under Global Program B, with several maturity dates as shown in the table above. As of December 31, 2004, an amount of $4,492 is outstanding under the program. The net proceeds of the Notes were used to refinance debt and meet working capital needs.

- Global Programs C and D

Telecom Argentina was authorized to create a short-term note program and a medium-term note program, C and D, respectively, for the issuance and re-issuance of unsecured non-convertible notes for up to US$ 200 million and US$ 1,500 million, respectively. As of December 31, 2004, two series (1 and 2) are outstanding under Global Program D for an aggregate amount of $1,929. The net proceeds of the Notes were used to refinance debt and meet working capital needs.

8 – Debt (continued)

•	Bank loans

These include term loans payable to various banks, bearing an annual weighted average rate of 4.68%.

•	Fixed assets financing

These include term loans payable to various banks and other financial institutions, bearing an annual weighted average rate of 5.05%. The most significant are:

Mediocredito Centrale:

Prior to the privatization of ENTel, the Argentine Government was granted a credit line from the Instituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”) for an aggregate amount of Euro 103 million, the proceeds of which were used to finance the digitalization of the telephone network in Argentina. Under this credit line, the Argentine Government ceded to Telecom Argentina the rights to an Euro 50-million loan payable semi-annually in 30 equal consecutive installments and bearing interest at a rate of 1.75% per year.

The Argentine Government remains the debtor to the Mediocredito Centrale; however, Telecom Argentina assumes the obligation to service the debt. In the event Telecom Argentina fails to pay the loan installments, and the Argentine Government has to settle the obligations, Telecom Argentina’s debt towards the Argentine Government may be offset against receivables for services rendered to certain governmental agencies. As of December 31, 2004, an amount of approximately $167 (principal plus accrued and penalty interests) or Euro 41 million is outstanding under the agreement.

Japan Bank for International Cooperation:

On June 29, 1998, Telecom Argentina entered into a credit line agreement with the Japan Bank for International Cooperation (“JBIC”) for a loan of up to Japanese yen 12,000 million due June 15, 2010 of which Japanese yen 11,652 million were used. As of December 31, 2004, an amount of approximately $363 (principal plus accrued and penalty interest) is outstanding under the agreement.

(b) Filing of the APE with the Argentine courts

On June 22, 2004, Telecom Argentina filed a Registration Statement with the SEC in connection with the solicitation to grant powers of attorney or commitments to approve and execute an APE. Like documents were also filed with the CNV and the Commissione Nazionale per le Societá e la Borsa (CONSOB) (the “Italian Securities Commission”). The registration statements were partially amended on July 9, 2004.

Given that Telecom Argentina failed to obtain the consent of more than 95% of unsecured financial creditors, it was compelled, under the terms of the solicitation, to request court approval of the agreement.

An “APE” is a private restructuring agreement between a debtor and a certain percentage of its unsecured creditors affected by the restructuring that is submitted to the reviewing court for approval pursuant to the Argentine Bankruptcy Law. The Argentine Bankruptcy Law requires the debtor to have the support of the requisite holders in order to obtain court approval. Upon approval by the reviewing court, an APE becomes binding on all the debtor’s unsecured creditors affected by the restructuring proposal contained in the APE, whether or not those creditors have participated in the negotiation and execution of the APE.

The in-process restructuring debt comprises the unsecured creditors of Telecom Argentina as of August 31, 2004 which totaled $8,868 million as of that date (equivalent to US$ 2,959 million translated at the applicable exchange rate as of August 31, 2004). An amount of US$ 2,880 million out of the total US$ 2,959 million represents unsecured financial indebtedness while the remaining US$ 79 million represents unsecured commercial indebtedness.

On October 21, 2004, after reaching a level of consent of 82.35% of the total creditors representing 94.47% of the total financial indebtedness of Telecom Argentina as of August 31, 2004, the executive APE was filed with the reviewing court for approval.

Pursuant to the terms of the APE, Telecom Argentina proposed to restructure all of its outstanding unsecured financial indebtedness through different options including the issuance of new unsecured non-convertible notes (the “New Notes”) and/or cash payments. The unsecured commercial indebtedness will be paid in accordance with its original terms and conditions.

8 – Debt (continued)

On November 2, 2004, the Shareholders’ Meeting of Telecom Argentina approved the issuance of the New Notes for up to a maximum amount of US$ 1,872 million or its equivalent in other currencies for the purpose of the refinancing of its unsecured financial indebtedness as further explained below.

The equivalent dollar amounts were determined based on (1) the applicable exchange rate in force as of the reference date (August 4, 2004) and (2) the corresponding adjustment based on the CER Index.

Provided the conditions are met and approvals obtained, 47% of the New Notes will be Series A Notes and 53% will be Series B Notes, according to the options selected by consenting noteholders. For each US$ 1,058 of outstanding debt (which includes a capitalized interest coefficient factor as defined in the APE) consenting noteholders will receive the payment options as described in the table below:

	Participating holder selecting Option A (in US$, Euro, Peso or Yen)	Participating holder selecting Option B (in equivalent US$)	Participating holder selecting Option C (in equivalent US$)
Series A Notes	1,058	—	—
Series B Notes (i)	—	625	—
Cash	—	319	850

Total	1,058	944	850

(i)	Noteholders who selected Option B will have 37.5% of their outstanding debt allocated to Option C.

The APE provides that non-consenting creditors will receive consideration in the form of Series A Notes, or such other consideration as is ordered by the reviewing court.

Series A Notes will be due in 2014 and Series B Notes will be due in 2011. Series A Notes and Series B Notes will be further split into listed and unlisted notes. Series A-1 and B-1 listed notes (collectively the “New Listed Notes”) will be issued in exchange for outstanding Notes. Series A-2 and B-2 unlisted notes (collectively the “New Unlisted Notes”) will be issued in exchange for outstanding loans and loan commissions.

Series A-1 Notes may be dollar- or euro-denominated listed notes. Series A-2 may be dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes will be dollar-denominated notes only.

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrued at an additional annual rate of 2% on overdue principal and interest.

On November 26, 2004 the Shareholders’ Meeting of Telecom Argentina ratified the filing of the APE for court approval and further resolved that the proceedings will continue. Such Shareholders’ Meeting further authorized to file the proposal with foreign courts to the extent applicable or advisable to Telecom Argentina.

From the date the APE was filed, the reviewing court has been requesting Telecom Argentina to produce additional documentation which Telecom Argentina submitted in due course.

On February 4, 2005, the reviewing court called for a meeting of consenting noteholders. All of the creditors who attended the meeting voted in favor of the restructuring proposal described in the APE and ratified the form of consideration to be paid, assuming the APE is approved by the reviewing court.

On February 25, 2005, under the applicable laws and regulations, the reviewing court ordered the opening of the APE process and the publication of notices in order for the creditor opposition period to start. As an additional security to the creditors, certain property of Telecom Argentina was restricted as to disposal. The net carrying value of these assets amounted to $899 as of December 31, 2004.

8 – Debt (continued)

Under the court reviewing process, Telecom Argentina is subject to a court fee of 0.25% levied on the total amount of restructured debt. In the opinion of legal counsel, the court fee accrues as from the commencement of the reviewing process. It is expected that the fee will be payable in up to ten installments, accordingly, Telecom Argentina accrued a total amount of $22, of which $20 was classified as non-current other liabilities. The charge to the statement of income has been included in the line item gain on debt restructuring.

Although Telecom Argentina expects that the restructuring process will be successfully completed by June 2005, there can be no assurance that the APE will be approved by the reviewing courts in the timeframe provided in the APE.

If completed, the debt restructuring process will likely have a significant positive impact on the balance sheet and the statement of income.

(c) Legal actions brought against Telecom Argentina

Telecom Argentina has been served notice of claims brought by certain noteholders seeking enforcement of their rights under the respective indentures. The claims amounted to US$0.8 million as of the date of these financial statements, representing less than 1% of the total consolidated indebtedness of the Company. Due to certain judicial regulations, an amount equivalent to US$1.2 million held in bank accounts has been restricted as of the date of these financial statements.

Telecom Argentina was also served notice of three involuntary bankruptcy petitions.

As a result of the APE reviewing process, all of the proceedings mentioned above against Telecom Argentina have been stayed. Once court approval has been granted, the decision of the court shall apply to the claims mentioned.

8.4. Covenants of the New Notes (to be issued by Telecom Argentina as described above) and the restructured debt of Telecom Personal and Nucleo

Mandatory prepayments

If the relevant company has generated “Excess Cash” (calculated pursuant to the relevant debt instrument), then such company shall apply the Excess Cash, on a semi-annual basis, to make payments on the relevant debt instrument. Telecom Argentina and Telecom Personal may make payments on the remaining scheduled installments of their debt instruments in direct order of maturity, or, at the company’s option, retire the debt instruments through open market purchases or pro-rata prepayments. Prior to making any such payment with Excess Cash, each of Telecom Argentina and Telecom Personal is permitted to retain a specific portion of the Excess Cash to supplant the company’s existing cash balance and to retain a specified portion of the Excess Cash for specified uses relating to the operation of its business. Excess cash payments under Nucleo’s loans are to be applied in direct order of maturity as specified therein.

Excess cash shall be measured semi-annually based on the financial statements as of June 30 and as of December 31 of each year, and any excess cash must be applied no later than the due date of the amortizations immediately subsequent to each June 30 or December 31, respectively.

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the New Notes will have to be at least two and a half times such distribution payment.

Reinvestment of Telecom Personal and Nucleo distribution payments

If Telecom Personal and/or Nucleo makes any distribution payment (as defined in the indenture governing of the Notes, including but not limited to the payment of dividends) the aggregate amount of payments is required to be reinvested in the paying entity.

Negative covenants

The terms and conditions of the Telecom Argentina’s New Notes as well as the terms of the restructured debt of Telecom Personal and Nucleo require that the companies comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

8 – Debt (continued)

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless the relevant company meets a specified indebtedness/EBITDA ratio: (i) with respect to Telecom Argentina and its restricted subsidiaries (other than Telecom Personal and its subsidiaries), 2.75 to 1 or, if any specified adjustment event has occurred, 2.25 to 1, (ii) with respect to Telecom Personal and its restricted subsidiaries (other than Nucleo and its subsidiaries), 2.25 to 1 and (iii) with respect to Nucleo and its subsidiaries, 2.00 to 1, in addition to certain other conditions;

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, the company cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes and the Telecom Personal loans, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Telecom Personal and by Telecom Personal to Nucleo. These restricted payments covenants also restrict the ability of Telecom Personal and Nucleo to make loans to their respective parent companies (Telecom Argentina and Telecom Personal);

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions;

f)	Capital expenditures except for those expressly permitted;

g)	With respect to Nucleo, maintenance of certain financial ratios.

In the case of Telecom Argentina and its restricted subsidiaries, the negative covenants mentioned above will come into effect as soon as the New Notes are issued. However, in accordance with the terms of the APE agreement, until the date of issuance of the New Notes, the Telecom Group has agreed to meet the negative covenants as if the New Notes had been issued, except for certain cases as expressly defined in the APE.

As discussed above, the restricted net assets computed in accordance with Argentine GAAP as of December 31, 2004 for our consolidated subsidiaries, Telecom Personal and Núcleo, amounted to $798 and $62, respectively.

8.5. Events of default for Telecom Argentina, Telecom Personal and Nucleo

The terms and conditions of the Telecom Argentina’s New Notes as well as the terms of the restructured debt of Telecom Personal and Nucleo provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom Argentina’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million in the case of Telecom Argentina and Telecom Personal and US$2 million (if any payment default exists) or US$ 3 million (if any other default that results in acceleration exists) in the case of Nucleo;

(iii)	Any final judgment against Telecom Argentina and/or Telecom Personal providing for the payment of an aggregate amount exceeding US$ 20 million;

(iv)	Any final judgment against Nucleo providing for the payment of an aggregate amount exceeding US$ 4 million;

(v)	Telecom Argentina, Telecom Personal or Nucleo voluntary petition for bankruptcy, special bankruptcy proceedings or out-of-court reorganization agreements and,

(vi)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina, Telecom Personal and/or Nucleo and/or any of their restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations

Should any of the events of default above described occur, with respect to Telecom Argentina, Telecom Personal or Nucleo, or, if applicable, any of their restricted subsidiaries, then Telecom Argentina, Telecom Personal or Nucleo shall be in default under the New Notes and the new loan agreements, as applicable. Telecom Argentina’s default does not trigger an event of default under Telecom Personal or Nucleo’s loans. Telecom Personal’s default does not trigger an event of default under Nucleo’s loans.

Provided any of the events of default occurs the creditors (and or their agents or trustees) are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

8.6. Measurement and classification of liabilities

Penalty and post-default interest increases

The debt of Telecom Argentina under restructuring contemplated the payment of penalty interest in the event of default. Accordingly, The Telecom Group recorded penalties and post-default interest increases for approximately $170 as of December 31, 2004. This amount is included in the line item debt in the balance sheet.

8 – Debt (continued)

However, The Telecom Group’s legal counsel believes that based on the facts that (i) the APE does not prescribe the payment of penalty interest and (ii) the forgiveness of the penalty interest of Telecom Personal and Nucleo aggregating $37 as of December 31, 2004, it is more likely than not that Telecom Argentina will not have to pay the penalties and post default interest increases contemplated by the indentures and loan agreements governing its outstanding debt if the APE restructuring is completed successfully.

Denomination of Telecom Argentina’s debt

As discussed above, as of December 31, 2004 and December 31, 2003, a substantial portion of Telecom Argentina’s outstanding debt is foreign-currency denominated and governed by foreign law. Notwithstanding the economic crisis in Argentina and subsequent devaluation and pesification, Telecom Argentina recorded its outstanding debt at their respective original foreign currencies since Telecom Argentina expects to complete the debt restructuring successfully.

If the APE restructuring plan is not completed on terms favorable to Telecom Argentina or not completed at all, management would have to analyze different courses of action which may include the “pesification” of foreign-currency denominated debts governed by foreign law.

Notwithstanding the foregoing, and taking into account the restructuring proposals made to Telecom Argentina’s creditors and the APE, management has decided to honor the original currencies of its foreign-currency denominated liabilities.

Classification of Telecom Argentina’s debt

Since the noteholders, at their option, may request payment of principal and accrued interest in the event of default and that Telecom Argentina received notices of acceleration as described above, the total outstanding debt has been classified as current liabilities in these consolidated financial statements.

9 – Shareholders’ equity

9.1 – Of the Company

As of December 31, 2004 total registered, authorized, issued and outstanding shares are as follows:

Capital stock	Subscribed and paid-in
Ordinary shares, $10 nominal value and one vote per share:	53,304,000

Preferred shares, $10 nominal value and one vote per share:
Class “A”	10,624,500
Class “B”	14,704,550

25,329,050

(a) Common stock

On September 9, 2003, the Company was notified of the agreement entered into by the France Telecom Group and W de Argentina – Inversiones S.L., pursuant to which the France Telecom Group sold its stake in Nortel to W de Argentina – Inversiones S.L.

Prior to the consummation of the sale, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interest in Sofora.

On December 10, 2003, the sale was authorized by the SC trough Resolution No. 111/03 and, on December 15, 2003, the sale was authorized by the National Commission of the Defense of Competition (Technical Coordination Department) through Resolution No. 109/03.

On December 19, 2003 the France Telecom Group transferred the 48% of Sofora to W de Argentina – Inversiones S.L., plus a put option on the remaining 2% (which is exercisable from January 31, 2008 to December 31, 2013). The total purchase price is US$125 million.

Once the transfers of shares related to Sofora were completed, all the common stock of the Company are held by Sofora, whose shareholders are: the Telecom Italia Group, W de Argentina – Inversiones S.L. and the France Telecom Group, each of whom held 50%, 48% and 2% of Sofora’s shares, respectively.

W de Argentina - Inversiones S.L. has granted two call options to the Telecom Italia Group to purchase its equity interest in Sofora for an aggregate purchase price of US$ 60 million. The first call option to acquire 48% of the equity interest of Sofora may be exercised within 15 days after December 31, 2008. The second call option to acquire the remaining 2% of the equity interest of Sofora may be exercised at any time between December 31, 2008 and December 31, 2013.

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

•	Class “A” preferred shares

The issuance terms of Class “A” preferred shares provide:

a)	An annual cumulative preferential base dividend of 6% that, for the purposes of its calculation, is independent from the results generated in the period and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at a rate equal to LIBOR.

b)	An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period, if the distributable return on capital exceeded 10%.

c)	Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves, if any. In the case of the committed but unpaid redemption by the Company, said sum shall bear interest since the scheduled redemption payment date until the date they are made available to shareholders, at a rate equal to LIBOR.

d)	Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of liquid and realized profits and/or distributable reserves.

e)	Holders of Class “A” preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 6 of the Terms of Issuance. In the case such rights to vote are triggered, each holder of Class “A” preferred shares shall be entitled to cast one vote per share and will vote together with Class “B” preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class “B” preferred shares in the case they are also entitled to vote. The right to vote of Class “A” preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

f)	Class “A” preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class “B” preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No. 214/02, and Laws No. 25,561 and 25,820, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S. dollars, has been converted into pesos at an exchange rate of $1=US$1 and, from February 3, 2002 is subject to the application of the “CER” (“reference stabilization index”).

9 – Shareholders’ equity (continued)

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after Decree No.214/02 are as follows:

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares:
• Par value	11	11

• Amount calculated according to the issue terms:
Non declared and non paid redemption corresponding to fiscal year 2001	55	85
Non declared and non paid redemption corresponding to fiscal year 2002	55	85
Non declared and non paid redemption corresponding to fiscal year 2003	55	85
Redemption corresponding to fiscal year 2004 and thereafter	152	233

	317	488

Non declared and non paid preferred dividends:
Corresponding to fiscal year 2001	19	29
Corresponding to fiscal year 2002	19	29
Corresponding to fiscal year 2003	19	29
Corresponding to fiscal year 2004	19	29

	393	604

•	Class “B” preferred shares

The Terms of Issuance of Class “B” preferred shares set forth that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a share (49.46%) of the Company’s profits legally available for distribution after the payment of the dividends on Class “A” preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basis points (0.50%) (currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 6 of the Terms of Issuance. In the case such rights to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At December 31, 2004, the ratio has exceeded 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No.12056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

•	Voting right for Class “A” and Class “B” preferred shareholders

The Class “A” preferred shareholders are entitled to vote from April 25, 2002, considering that the Company did not pay the preferential base dividend corresponding to the fiscal year ended December 31, 2001, neither the subsequent fiscal years.

Additionally, as Telecom Argentina has exceeded the ratio of 1.75 that represents the total liabilities/shareholders’ equity (according to section “F”, clause 9 of the issuance terms and conditions of Class “B” preferred shares) from September 13, 2002, the Class “B” preferred shareholders are entitled to vote too, according to the issuance terms and conditions applicable to this class of shares. From fiscal year 2002 the voting right has been exercised jointly for both classes of shareholders, through the election of a regular director and an alternate director.

9 – Shareholders’ equity (continued)

(d) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law, if at the annual shareholders’ meeting, a company’s losses have absorbed its reserves and at least 50% of the share capital, a company is required to reduce its capital stock. Further, under paragraph 5 of section 94, if a company shareholders’ equity is negative, a company is required to commence dissolution proceedings unless its shareholders take action (either by making a capital contribution or authorizing the issuance of additional shares of the company) resulting in positive shareholders’ equity within 90 days of such annual shareholders’ meeting. Since the Company reported significant losses for the year ended December 31, 2004, which absorbed its reserves, the Company qualifies for mandatory reduction of capital.

The requirements of section 206 and paragraph 5 of section 94 had been temporarily suspended by a governmental decree until December 10, 2004.

Although the suspension period expired on December 10, 2004, the government has not formally issued an extension. Thus, the Board of Directors will inform the shareholders to take actions as appropriate to remediate the situation described above.

9.2 – Of Telecom Argentina

(a) Common stock

At December 31, 2004, Telecom Argentina has 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock, 436,323,992 shares of $1 par value Class B Common Stock and 46,022,687 shares of $1 par value Class C Common Stock. Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

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

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of Telecom Argentina upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom Argentina and who elected to participate in the plan.

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of Telecom Argentina approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares, of which 52,415,411 were converted. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

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

9 – Shareholders’ equity (continued)

Telecom Argentina requested the Trustor to obtain judicial approval to permit the shareholders’ meeting to effect the conversion of the total amount of Class C shares to Class B shares in order to avoid calling for successive shareholders’ meetings every time restrictions on the shares are released for conversion. The Trustor informed Telecom Argentina that a judicial resolution in favor of the total conversion had not been granted. Telecom Argentina has also indicated that it is necessary to reach an agreement with the PPP for a timely and orderly sale of the converted Class B shares, because the sale of an inappropriate number of Class B shares could affect the price of the Class B shares. In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for elections in order to establish the Executive Committee of the PPP. As of the date of these financial statements, these elections have not yet been called.

(d) “Rueda Reducida” trading

As a result of the default situation described in Note 8, the BCBA decided to transfer the trading of Telecom Argentina’s notes to the so-called “Rueda Reducida” status, a special trading status of the BCBA for companies experiencing certain adverse financial conditions.

In addition, since Telecom Argentina’s accumulated losses have absorbed its reserves and at least 50% of the Telecom Argentina’s share capital, the BCBA has also decided to transfer the trading of Telecom Argentina’s common stock to the Rueda Reducida status.

(e) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law, if at the annual shareholders’ meeting, a company’s losses have absorbed its reserves and at least 50% of the share capital, a company is required to reduce its capital stock. Further, under paragraph 5 of section 94, if a company shareholders’ equity is negative, a company is required to commence dissolution proceedings unless its shareholders take action (either by making a capital contribution or authorizing the issuance of additional shares of the company) resulting in positive shareholders’ equity within 90 days of such annual shareholders’ meeting. Since Telecom Argentina reported significant losses for the year ended December 31, 2002, which absorbed its reserves and significantly reduced its shareholders’ equity, Telecom Argentina qualifies for mandatory reduction of capital. This situation continues as of December 31, 2004.

The requirements of section 206 and paragraph 5 of section 94 had been temporarily suspended by a governmental decree until December 10, 2004.

Although the suspension period expired on December 10, 2004, the government has not formally issued an extension. Thus, the Board of Directors will inform the shareholders to take actions as appropriate to remediate the situation described above.

10. Income tax

Income tax (expense) benefit for the years ended December 31, 2004, 2003 and 2002 consists of the following:

	Years ended December 31,
	2004	2003	2002
Current tax expense	$(2)	$—	$
Deferred tax (expense) benefit	(25)	7		1,304

Income tax (expense) benefit	$(27)	$7		$1,304

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

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31,
	2004	2003
Deferred tax assets:
• Tax loss carryforwards	$1,573	$1,675
• Allowance for doubtful accounts	78	90
• Provision for contingencies	82	81
• Foreign exchange gains and losses	161	241
• Other	241	177

Total deferred tax assets	$2,135	$2,264

Deferred tax liabilities:
• Fixed assets	57	80
• Inflation adjustment (i)	1,152	1,428
• Foreign currency gains/losses (ii)	236	279

Total deferred tax liabilities	$1,445	$1,787

• Valuation allowance	695	457

Net deferred tax (liabilities) assets	$(5)	$20

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes

(ii)	Mainly relate to capitalized interest and foreign currency exchange gains and losses in fixed assets

10. Income tax (continued)

Income tax (expense) benefit for the years ended December 31, 2004, 2003 and 2002 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Years ended December 31,
	2004	2003	2002
Income tax (expense) benefit at statutory income tax rate on pretax income (loss)	$224	$(130)	$2,000
Permanent differences:
Non taxable items	(3)	16	(131)
Change in valuation allowance	(248)	121	(565)

Income tax (expense) benefit	$(27)	$7	$1,304

As of December 31, 2004, the Company has accumulated operating tax loss carryforwards of approximately $1,573. The following table details the operating tax loss carryforwards segregated by company and expiration date:

Expiration year	Nortel	Telecom Argentina	Publicom	Telecom Personal	Total consolidated
2007	—	1,416	—	155	1,571
2008	—	—	2	—	2

Total	—	1,416	2	155	1,573

Decree No. 2,568/02 of the Argentine Government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was to be considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was to be deducted entirely for income tax purposes in fiscal year 2002. On the contrary, the Telecom Group and its tax advisors had interpreted the Decree to require the entire amount($3.37 minus $1) to be deduced for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company and the Telecom Group provide a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on a number of factors, including the Argentine Government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Telecom Group anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a significant portion of its net deferred tax assets that, as of December 31, 2004, a valuation allowance has been provided for Telecom Argentina’s related net deferred tax assets.. The Telecom Group will continue to monitor the need for a change in the valuation allowance that has been provided.

11. Modification of the terms of issuance of “Argentina 2004” Bonds

In May 2001, the Argentine Government enacted Decree No. 424/01 obligating companies to purchase certain treasury bonds (Argentina 2004 Bonds or Patriotic Bonds). Accordingly, Telecom Argentina purchased approximately US$ 30 million of such bonds. Telecom Argentina intended to hold the securities to maturity in May 2004. Pursuant to the terms of issuance, these securities could be exchanged for tax certificates (“CEOI”) to settle federal tax obligations. A subsequent decree suspended this possibility and introduced certain significant changes to the regime. These changes included but were not limited to the establishment of monthly limits to the settlement of tax liabilities through the use of CEOI. In April 2004, the Argentine Government terminated the regime and conditioned its continuance upon the restructuring of the country’s sovereign debt.

Telecom Argentina filed administrative claims seeking nullification of the decrees, which claims were rejected by the government.

As of December 31, 2004, Telecom Argentina has Argentina 2004 bonds outstanding for an aggregate amount of $79 (US$ 27 million) which could have been exchanged for CEOI. Based on the facts and circumstances described above, management recognized an other-than-temporary impairment loss of $56 to carry the securities at fair value.

Management together with legal counsel evaluated alternative courses of action and finally resolved to participate in the sovereign debt exchange proposed by the Argentine Government. In 2005, Telecom Argentina exchanged Argentina 2004 bonds for new peso and dollar denominated Discount Bonds.

12. Commitments and contingencies

(a) Holding of shares commitments

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

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom Argentina are as follows:

a)	not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)	not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting rights, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to such company;

c)	that Telecom Italia and W de Argentina - Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the Pliego, excluding sub-sections h) and n).

(b) Purchase commitments

The Telecom Group has entered into various purchase commitments aggregating approximately $164 as of December 31, 2004, primarily related to the supply of switching equipment, maintenance and repair of public phones, infrastructure agreements and other service agreements.

(c) Investment commitments

In August 2003, Telecom Argentina was notified by the Department of Communications of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund. The Fund is aimed at, among others:

•	Creating alternative mechanisms for financing;

•	Completing projects if they prove to be long-standing, profitable and relate to the telecommunications system;

•	Developing and consolidating the 2003 Telecommunications Fund; and

•	Being the nexus between the major telecommunication companies and small and medium-sized companies and individual entrepreneurs within the sector, and harmonizing their interests with those of the State.

In November 2003, the Telecom Group contributed $1.5 at the inception of the Fund. The Telecom Group also committed further contributions of up to $3.5, payable on the first anniversary of the Fund, provided that the Telecom Group completed its financial restructuring successfully. In addition, management announced that it is the Telecom Group’s intention to promote agreements with local suppliers - for an estimated amount of $10 - which would facilitate their access to financing.

(d) Contingencies

The Telecom Group is a party to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of its business. The Telecom Group has established reserves for an aggregate amount of $244 to cover potential losses under these claims.

12. Commitments and contingencies (continued)

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

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

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

ENTel and the Argentine Government have agreed to indemnify and hold the Telecom Group harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Telecom Group for these claims through the issuance of treasury bonds. As of December 31, 2004, labor lawsuits in this connection amounted to $17.

Tax matters

In December 2000, the Argentine Tax Authority (the “AFIP”) assessed Telecom Argentina approximately $50.6 in additional income tax for fiscal years 1993 through 1999 resulting from an income tax audit for that period. The AFIP has asserted that Telecom Argentina improperly calculated its tax depreciation for its fiber optic network. In December 2001, the AFIP assessed an additional $2.2 in income tax for the same periods. The AFIP asserted a tax deficiency related to Telecom Argentina’s valuation of its equity interest in former equity investee Telintar. Telecom Argentina disagrees with these assessments and is vigorously contesting them. Management believes the ultimate outcome of these tax audits will not have a material adverse impact on Telecom Argentina’s financial position or results of operations.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on the Company´s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal. In October 2001, the court awarded the plaintiffs an injunction enjoining the indexing of tariffs by the U.S. C.P.I. as permitted by the Transfer Agreement pending a final resolution in the case. Telecom Argentina vigorously appealed this decision. Hearings on the case are currently in process. Telecom Argentina believes the claims have no merit. Telecom Argentina cannot predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage, but Telecom Argentina does not believe it has merit and intends to contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

12. Commitments and contingencies (continued)

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal courts alleging the unconstitutionality of certain resolutions issued by the Department of Communications. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

Management of the Company believes that none of the matters discussed above will have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

Certain amounts deposited in the Telecom Group’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2004, these restricted funds totaled $8. The Telecom Group has reclassified these balances to other receivables on the Telecom Group’s balance sheet.

13. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, Telecom Argentina conducts its business through seven legal entities which represent seven operating segments. These operating segments have been aggregated into reportable segments following the nature of the products and services provided. Telecom Argentina manages its segments to the net income (loss) level of reporting.

The companies aggregated reportable segments are as follows:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina Telecom Argentina USA Micro Sistemas (i)

Wireless	Telecom Personal Nucleo Cable Insignia (ii)

Directories publishing	Publicom

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

(i)	Not operating at December 31, 2004.

(ii)	In process of liquidation.

13. Segment information (continued)

For the years ended December 31, 2004, 2003 and 2002, more than 90 percent of Telecom Argentina’s revenues were from services provided within Argentina. More than 95% of Telecom Argentina’s fixed assets are in Argentina. Segment financial information was as follows:

For the year ended December 31, 2004

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Nortel	Total
Net sales	2,718	1,733	43	—	4,494

Salaries and social security	(491)	(90)	(12)	(1)	(594)
Turnover tax	(88)	(78)	—	—	(166)
Maintenance, materials and supplies	(184)	(34)	(15)	—	(233)
Bad debt expense	8	(12)	(1)	—	(5)
Interconnection costs	(135)	—	—	—	(135)
Cost of international outbound calls	(82)	—	—	—	(82)
Lease of circuits	(34)	(4)	—	—	(38)
Fees for services	(81)	(20)	(1)	(1)	(103)
Advertising	(27)	(64)	(2)	—	(93)
Cost of cellular handsets	—	(237)	—	—	(237)
Commissions	(54)	(184)	—	—	(238)
Others	(169)	(355)	(2)	(1)	(527)

Operating income (loss) before depreciation and amortization	1,381	655	10	(3)	2,043
Depreciation of fixed assets	(1,233)	(316)	(3)	—	(1,552)
Amortization of intangible assets	(48)	(45)	(1)	—	(94)

Operating income (loss)	100	294	6	(3)	397
Equity loss from related companies	—	—	(2)	—	(2)
Financial results, net	(989)	(184)	1	—	(1,172)
Other expenses, net	(68)	(10)	—	7	(71)
Gain on debt restructuring	(21)	230	—	—	209

Net (loss) income before income tax and minority interest	(978)	330	5	4	(639)
Income tax	—	(24)	(2)	(1)	(27)
Minority interest	—	3	—	302	305

Net (loss) income	(978)	309	3	305	(361)

❑ Balance sheet information

Fixed assets, net	5,387	1,507	1	—	6,895
Intangible assets, net	84	686	3	—	773
Capital expenditures excluding materials	160	268	—	—	428
Acquisition of intangible assets	24	—	—	—	24
Depreciation of fixed assets	(1,233)	(324)	(3)	—	(1,560)
Amortization of intangible assets	(50)	(53)	(1)	—	(104)

❑ Cash flow information

Cash flows provided by (used in) operating activities	1,737	428	(1)	(4)	2,160

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(208)	(265)	—	—	(473)
(Decrease) increase in investments not considered as cash and cash equivalents	(465)	87	—	—	(378)

Total cash flows used in investing activities	(673)	(178)	—	—	(851)

Cash flows from financing activities:
Payment of debt	—	(471)	—	—	(471)
Payment of interest and debt-related expenses	—	(118)	—	—	(118)

Total cash flows used in financing activities	—	(589)	—	—	(589)

Increase (decrease) in cash and cash equivalents	1,064	(339)	(1)	(4)	720
Cash and cash equivalents at the beginning of year	1,786	428	2	14	2,230

Cash and cash equivalents at year end	2,850	89	1	10	2,950

13. Segment information (continued)

For the year ended December 31, 2003

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Nortel	Total
Net sales	2,556	1,163	34	—	3,753

Salaries and social security	(424)	(74)	(8)	(1)	(507)
Turnover tax	(86)	(51)	—	—	(137)
Maintenance, materials and supplies	(117)	(33)	(14)	—	(164)
Bad debt expense	3	(10)	(4)	—	(11)
Interconnection costs	(136)	—	—	—	(136)
Cost of international outbound calls	(76)	—	—	—	(76)
Lease of circuits	(29)	(9)	—	—	(38)
Fees for services	(83)	(13)	(2)	(2)	(100)
Advertising	(23)	(20)	(1)	—	(44)
Cost of cellular handsets	—	(22)	—	—	(22)
Commissions	(57)	(103)	—	—	(160)
Others	(164)	(211)	(2)	—	(377)

Operating income (loss) before depreciation and amortization	1,364	617	3	(3)	1,981
Depreciation of fixed assets	(1,436)	(327)	(5)	—	(1,768)
Amortization of intangible assets	(63)	(46)	—	—	(109)

Operating (loss) income	(135)	244	(2)	(3)	104
Equity gain from related companies	—	—	2		2
Financial results, net	(132)	168	12	7	55
Other expenses, net	(121)	(37)	(10)	1	(167)
Gain on debt restructuring	280	90	6	—	376

Net (loss) income before income tax and minority interest	(108)	465	8	5	370
Income tax	—	11	(4)	—	7
Minority interest	—	(21)	—	(159)	(180)

Net (loss) income	(108)	455	4	(154)	197

❑ Balance sheet information

Fixed assets, net	6,443	1,554	4	—	8,001
Intangible assets, net	110	731	4	—	845
Capital expenditures excluding materials	57	73	—	—	130
Acquisition of intangible assets	—	4	—	—	4
Depreciation of fixed assets	(1,436)	(343)	(5)	—	(1,784)
Amortization of intangible assets	(67)	(58)	—	—	(125)

❑ Cash flow information

Cash flows provided by (used in) operating activities	1,509	499	7	(6)	2,009

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(91)	(77)	—	—	(168)
Decrease in investments not considered as cash and cash equivalents	(85)	(92)	—	—	(177)

Total cash flows used in investing activities	(176)	(169)	—	—	(345)

Cash flows from financing activities:
Decrease in debt	—	(11)	—	—	(11)
Repurchase of debt	(328)	(87)	(7)	—	(422)
Payment of interest and debt-related expenses	(283)	(52)	—	—	(335)
Inter-segment transfers of cash	5	(5)	—	—	—

Total cash flows used in financing activities	(606)	(155)	(7)	—	(768)

(Decrease) increase in cash and cash equivalents	727	175	—	(6)	896
Cash and cash equivalents at the beginning of year	1,059	253	2	20	1,334

Cash and cash equivalents at year end	1,786	428	2	14	2,230

13. Segment information (continued)

For the year ended December 31, 2002

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Nortel	Total
Net sales	2,954	1,035	23	—	4,012

Salaries and social security	(472)	(92)	(23)	(1)	(588)
Turnover tax	(91)	(40)	(1)	—	(132)
Maintenance, materials and supplies	(144)	(33)	(11)	—	(188)
Bad debt expense	(129)	(54)	(6)	—	(189)
Interconnection costs	(141)	—	—	—	(141)
Cost of international outbound calls	(103)	—	—	—	(103)
Lease of circuits	(24)	(17)	—	—	(41)
Fees for services	(123)	(13)	(3)	(3)	(142)
Advertising	(14)	(14)	—	—	(28)
Cost of cellular handsets	—	(12)	—	—	(12)
Commissions	(70)	(62)	—	—	(132)
Others	(254)	(175)	(4)	—	(433)

Operating income (loss) before depreciation and amortization	1,389	523	(25)	(4)	1,883
Depreciation of fixed assets	(1,558)	(416)	(6)	—	(1,980)
Amortization of intangible assets	(66)	(45)	—	—	(111)

Operating (loss) income	(235)	62	(31)	(4)	(208)
Equity gain from related companies	(15)	—	(8)		(23)
Amortization of goodwill	(10)	—	—	—	(10)
Financial results, net	(4,275)	(1,000)	(27)	1	(5,301)
Other expenses, net	(101)	(58)	(17)	2	(174)

Net (loss) income before income tax and minority interest	(4,636)	(996)	(83)	(1)	(5,716)
Income tax	1,104	186	14		1,304
Minority interest	—	25	—	1,984	2,009

Net (loss) income	(3,532)	(785)	(69)	1,983	(2,403)

❑ Balance sheet information

Fixed assets, net	7,881	1,800	8	—	9,689
Intangible assets, net	177	765	4	—	946
Capital expenditures excluding materials	158	63	1	—	222
Acquisition of intangible assets	1	28	—	—	29
Depreciation of fixed assets	(1,558)	(419)	(6)	—	(1,983)
Amortization of intangible assets	(73)	(50)	—	—	(123)

❑ Cash flow information

Cash flows provided by operating activities	1,297	370	—	5	1,672

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(260)	(154)	—	—	(414)
(Decrease) increase in investments not considered as cash and cash equivalents	112	(10)	—	—	102

Total cash flows used in investing activities	(148)	(164)	—	—	(312)

Cash flows from financing activities:
Payment of debt	(4)	(20)	—	—	(24)
Payment of interest and debt-related expenses	(357)	(89)	—	—	(446)
Inter-segment transfers of cash	(85)	85	—	—	—

Total cash flows used in financing activities	(446)	(24)	—	—	(470)

Increase in cash and cash equivalents	703	182	—	5	890
Cash and cash equivalents at the beginning of year	356	71	2	15	444

Cash and cash equivalents at year end	1,059	253	2	20	1,334

14. Selected consolidated quarterly information (unaudited)

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income (loss)	Financial results, net	Net (loss) income
Year 2004:
March 31,	1,017	493	64	95	67
June 30,	1,053	489	67	(393)	(194)
September 30,	1,141	499	76	(324)	(143)
December 31,	1,283	562	190	(550)	(91)

	4,494	2,043	397	(1,172)	(361)

Year 2003:
March 31,	851	452	(25)	961	497
June 30,	899	490	17	58	206
September 30,	961	503	30	(490)	(279)
December 31,	1,042	536	82	(474)	(227)

	3,753	1,981	104	55	197

Year 2002:
March 31,	1,373	610	68	(5,470)	(2,041)
June 30,	921	411	(90)	(1,450)	(494)
September 30,	857	396	(123)	1,059	269
December 31,	861	466	(63)	560	(137)

	4,012	1,883	(208)	(5,301)	(2,403)

15. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as information supplementary to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of December 31, 2004	As of December 31, 2003
ASSETS
Current Assets
Cash and banks	$—	$1
Investments	10	13
Other receivables	1	—

Total current assets	11	14

Non-Current Assets
Investments	275	639

Total non-current assets	275	639

TOTAL ASSETS	$286	$653

LIABILITIES
Current Liabilities
Salaries and social security payable	—	1
Taxes payable	1	1
Other liabilities	1	6

Total current liabilities	2	8

TOTAL LIABILITIES	$2	$8

SHAREHOLDERS’ EQUITY	$284	$645

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$286	$653

Statements of income:

	Years ended December 31,
	2004	2003	2002
General and administrative expenses	$(3)	$(3)	$(4)
Equity (loss) gain from related companies	(364)	192	(2,402)
Financial results, net	—	7	1
Other income, net	7	1	2

Net (loss) income before income tax	(360)	197	(2,403)
Income tax expense, net	(1)	—	—

Net (loss) income	$(361)	$197	$(2,403)

Condensed statements of cash flows:

	Years ended December 31,
	2004	2003	2002
Cash flows provided by (used in) operating activities	$(4)	$(6)	$5

(Decrease) increase in cash and cash equivalents	(4)	(6)	5
Cash and cash equivalents at the beginning of year	14	20	15

Cash and cash equivalents at year end	$10	14	$20

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

	Years ended December 31,
	2004	2003	2002
Reconciliation of net (loss) income:
Total net (loss) income under Argentine GAAP	$(361)	$197	$(2,403)
US GAAP adjustments:
Redeemable preferred shares (a)	(95)	(48)	148
Translation of foreign-currency transactions as of December 31, 2001 (b)	—	—	3,552
Foreign currency translation (c)	9	(53)	64
Capitalization of foreign currency exchange differences (d.1)	6	78	(897)
Capitalization of foreign currency exchange differences (d.2)	117	118	135
2004 Debt Restructurings (e)	(235)	—	—
Telecom Personal Pre-APE Debt Restructurings (f)	20	23	(43)
Other adjustments (g)	(6)	6	(5)
Tax effects on US GAAP adjustments (h)	34	(79)	(960)
Deferred income tax and tax on minimum presumed income (i)	(60)	24	908
Minority interest (j)	52	(44)	(1,258)

Net (loss) income under US GAAP	$(519)	$222	$(759)

	As of December 31,
	2004	2003	2002
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	$284	$645	$448
US GAAP adjustments:
Redeemable preferred shares (a)	(579)	(484)	(436)
Foreign currency translation (c)	47	38	115
Capitalization of foreign currency exchange differences (d.1)	(813)	(819)	(897)
Capitalization of foreign currency exchange differences (d.2)	370	253	135
2004 Debt Restructurings (e)	(235)	—	—
Telecom Personal Pre-APE Debt Restructurings (f)	—	(20)	(43)
Other adjustments (g)	1	7	1
Tax effects on US GAAP adjustments (h)	239	205	284
Deferred income tax and tax on minimum presumed income (i)	(424)	(364)	(388)
Minority interest (j)	362	310	341

Shareholders’ (deficit) equity under US GAAP	$(748)	$(229)	$(440)

	Years ended December 31,
	2004	2003	2002
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ equity (deficit) as of the beginning of the year	$(229)	$(440)	$224
Other comprehensive (loss) income	—	(11)	95
Net (loss) income under US GAAP	(519)	222	(759)

Shareholders’ (deficit) equity as of the end of the year	$(748)	$(229)	$(440)

16. Differences between Argentine GAAP and US GAAP (Continued)

a) Preferred shares

Under Argentine GAAP, and as described in Note 4.u, redeemable preferred shares (Class “A” preferred shares for Nortel) are included under the “Shareholders’ equity” caption, considering the economical and contractual entity of these shares.

Under US GAAP, the redeemable Class “A” preferred shares were considered as liabilities, with the corresponding accrued and unpaid dividends.

b) Translation of foreign-currency transactions as of December 31, 2001

The Argentine government declared exchange holidays all working days between December 21, 2001 and January 10, 2002. On January 11, 2002, when the exchange market first opened, the exchange rate was $1.4 to US$1 (buying rate) and $1.6 to US$1 (selling rate). As of December 31, 2001, under Argentine GAAP, the Company accounted for its foreign currency assets and liabilities at an exchange rate of $1 to US$1.

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

During the year ended December 31, 2002, this foreign currency exchange loss recognized under US GAAP at the end of fiscal year 2001, was recorded in net loss for Argentine GAAP purposes; so at December 31, 2002 there is no difference between Argentine GAAP and US GAAP for the valuation of assets and liabilities in foreign currency.

c) Foreign currency translation

As indicated in Note 4.a., under Argentine GAAP, the financial statements of the Telecom Group’s subsidiaries are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

Under US GAAP, financial statements of foreign subsidiaries have been translated into Argentine pesos following the guidelines established in SFAS No. 52, “Foreign Currency Translation” (“SFAS 52”). Under SFAS 52, in the case of foreign subsidiaries whose local currency is not the functional currency, the monetary/non-monetary method of translation has been used to remeasure assets and liabilities to the functional currency prior to translation. This method involves the translation of monetary assets and liabilities at the exchange rate in effect at the end of each period, and the non-monetary assets and liabilities and equity at historical exchange rates (i.e., the exchange rates in effect when the transactions occur). Average exchange rates have been applied for the translation of the accounts that make up the results of the periods, except for those charges related to non-monetary assets and liabilities, which have been translated using historical exchange rates. Translation adjustments are included in the statement of income. Once the assets and liabilities have been remeasured to the functional currency, the current rate method of translation has been used to translate them to the reporting currency, the Argentine Peso for the Telecom Group. This method involves the translation of assets and liabilities at the exchange rate in effect at the end of each period. Average exchange rates have been applied for the translation of the accounts that make up the results of the periods. In this case, translation adjustments are recorded as a separate component of shareholders’ equity.

d) Capitalization of foreign currency exchange differences

d.1) Under Argentine GAAP, foreign currency exchange differences (gains or losses) on or after January 6, 2002 through July 29, 2003, related to foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established were fulfilled. Under US GAAP, foreign currency exchange differences cannot be capitalized, and are expensed as incurred.

d.2) This adjustment represents the effect on accumulated depreciation of the adjustment described in d.1 above.

16. Differences between Argentine GAAP and US GAAP (Continued)

e) 2004 Debt Restructurings

As discussed in Note 8.2., Telecom Personal completed the restructuring of its outstanding indebtedness in November 2004 following an out-of-court restructuring agreement. Also, in November 2004, Telecom Personal’s subsidiary, Nucleo, completed the restructuring of its outstanding debt. Telecom Personal and Nucleo are collectively hereinafter referred to as the “entities” and the restructuring of the entities´ outstanding indebtedness are collectively referred hereinafter as to the “2004 Debt Restructurings”. After giving effect to the 2004 Debt Restructurings, the outstanding indebtedness of the entities represents approximately 12% of the total Telecom Group’s outstanding indebtedness as of December 31, 2004. The 2004 Debt Restructurings involved (i) the full settlement of certain outstanding loans of the entities and (ii) the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the entities with modified terms. In connection with (ii), the entities issued new debt instruments.

Under Argentine GAAP, the entities recorded a gain of $12 related to the loans which were fully settled. The entities also recorded an additional gain of $243 related to the partial settlement and refinancing of debt and an associated expenses amounting to $25. Interest expense on the new debt instruments amounted to $12 and has been included in financial results, net in the statement of income.

US GAAP requires an analysis to be performed under SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and EITF 02-04, “Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15”, to assess whether the 2004 Debt Restructurings constituted troubled debt restructurings. The entities concluded that the 2004 Debt Restructurings were in fact troubled debt restructurings as the entities were in financial difficulties and creditors had granted a concession to them, under the definitions of such conditions in the EITF 02-04 guidance. The concessions resulted primarily from the discount on principal and accrued interest, extension of maturity and forgiveness of penalty interest. Accordingly, under US GAAP, the 2004 Debt Restructurings were accounted for as (i) a full settlement of certain outstanding loans with cash and (ii) a combination of a partial debt settlement and a continuation of debt with modified terms.

For those outstanding loans which were fully settled, there was no difference in accounting treatment between Argentine GAAP and US GAAP. The gain was measured by the excess of the carrying amount of the payables over the cash surrendered.

For those outstanding loans which were restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, SFAS 15 requires an assessment of the total future cash payments specified by the new terms of the debt, including, principal, interest and contingent payments. No gain on restructuring is recognized unless the remaining carrying amount of the debt exceeds the total future cash payments specified by the new terms.

SFAS 15 also requires that the restructuring of each payable, including those negotiated and restructured jointly, to be accounted for individually. Accordingly, on a payable-by-payable basis, as the carrying value of these loans does not exceed the total future cash payments specified by the terms of the new instruments, no gain was recognized under US GAAP as of the date of the 2004 Debt Restructurings. The carrying value of the loans will be reduced as payments are made. Interest expense was computed as the discount rate that equated the present value of the future cash payments specified by the new debt with the carrying amount of the original loans.

In summary, the US GAAP reconciling item reflects the (a) reversal of the gain on restructuring recognized under Argentine GAAP for those outstanding loans restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, (b) reversal of the interest expense computed under Argentine GAAP and (c) the computation of the interest expense under US GAAP as described above.

The US GAAP reconciling item for the 2004 Debt Restructurings is comprised as follows:

Reversal of gain on restructuring recognized under Argentine GAAP (a)	$(238)
Reversal of interest expense computed under Argentine GAAP (b)	12
Computation of interest expense under US GAAP (c)	(9)

Total US GAAP reconciling item for 2004 Debt Restructurings	$(235)

f) Telecom Personal Pre-APE Debt Restructurings

In December 2002, Telecom Personal restructured a portion of its outstanding indebtedness under the Promissory Notes (the “2002 Debt Restructuring”). Telecom Personal exchanged the Promissory Notes for two new Notes, the BofA Promissory Notes and the Holders Promissory Notes (collectively herein referred to as the New Notes). Under Argentine GAAP, a gain of $43 was recognized in non-operating income. The restructured debt was discounted to its present value using an annual discount rate of 12%.

16. Differences between Argentine GAAP and US GAAP (Continued)

Under US GAAP, Telecom Personal performed an assessment under SFAS No.15 and EITF 02-04 to assess whether the debt restructuring constituted a troubled debt restructuring. Telecom Personal concluded that the debt restructuring was in fact a troubled debt restructuring as Telecom Personal was in financial difficulty and creditors had granted a concession under the definitions of such conditions in the EITF 02-04 guidance. As the carrying value of the Promissory Notes did not exceed the total future cash payments specified by New Notes, no gain was recognized under US GAAP as of the date of the restructuring. Interest expense was computed at a rate of 4.9%.

However, Telecom Personal completed a cash tender offer for 100% of the BofA Promissory Notes and 8% of the Holders Promissory Notes. Under Argentine GAAP, Telecom Personal recognized a net gain on repurchase of debt of approximately $24, which formed part of the $376 included in the statement of income. The different basis in the debt under US GAAP gave rise to a difference in the calculation of the gain on repurchase. The reconciling item for the year ended December 31, 2003 represents the effect of (i) the adjustment to the gain on repurchase and (ii) loss on accretion. The remaining 92% of the Holders Promissory Notes formed part of the outstanding indebtedness restructured in the 2004 Debt Restructurings described in e) above.

g) Other adjustments

The Telecom Group has aggregated under this caption certain reconciling items which management believes are not significant to the Telecom Group’s financial position and results of operations. The US GAAP reconciling items included under “other adjustments” were as follows for all periods presented:

Included in the reconciliation of net (loss) income:

	Years ended December 31,
	2004	2003	2002
Inventories	$—	$5	$(5)
Present-value accounting	(8)	3	—
Equity gain (loss) on related companies	2	(2)	—

Total other adjustments (f)	$(6)	$6	$(5)

Included in the reconciliation of shareholders’ equity:

	As of December 31,
	2004	2003	2002
Inventories	$—	$—	$(5)
Present-value accounting	1	9	6
Equity gain (loss) on related companies	—	(2)	—

Total other adjustments (f)	$1	$7	$1

•	Inventories

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

As of December 31, 2004, the Telecom Group holds a 5.75% ownership interest in Nahuelsat. Under Argentine GAAP, the Telecom Group has recorded this investment at the lower of cost or net realizable value.

For US GAAP purposes, the Telecom Group accounts for investments in non-marketable equity securities in accordance with Accounting Principles Board Opinion No. 18 (“APB 18”) and related interpretations. Under APB 18, investments in less than 20% of the capital stock are generally carried at cost. Under the cost method, investments are recorded and reported at original cost until they are partially or entirely disposed of or the original cost value has been impaired. Subsequent write-ups are prohibited under US GAAP.

As of December 31, 2002, the investment in Nahuelsat was written down to zero since its original cost was deemed to be permanently impaired. The cost basis of this investment was zero for both Argentine GAAP and US GAAP for the year ended December 31, 2002.

16. Differences between Argentine GAAP and US GAAP (Continued)

Subsequently, during the year ended December 31, 2003, the investment in Nahuelsat was written up for Argentine GAAP purposes. Since management considered that Nahuelsat’s financial condition had improved, a write-up of $2 was included in equity gain (loss) from related companies in the statement of income. For US GAAP purposes, the permanent impairment recorded in 2002 established a new cost basis for the investment, thus, the write-up recorded in 2003 was reversed.

During the year ended December 31, 2004, the Telecom Group recorded a new write-down of the investment of $2 for Argentine GAAP purposes. For US GAAP purposes, for the reasons described above, such write-down was reversed.

h) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

i) Deferred income tax and tax on minimum presumed income

Income tax

Under both Argentine GAAP and US GAAP, the Telecom Group records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Under Argentine GAAP, however, the realization test is performed on a net deferred tax asset basis, considering the existence of sufficient taxable income within the carryforward period and future reversals of existing temporary differences.

Under US GAAP, SFAS 109 requires a valuation allowance to be established for deferred tax assets when it is more likely than not (a probability level of more than 50%) that they will not be realized. In addition, under SFAS No. 109, tax loss carryforwards are treated just like deductible temporary differences. An asset is automatically recorded for a loss carryforward, and the asset is reduced by a valuation allowance if it is more likely than not that the benefit will be lost.

The going concern uncertainty for Telecom Argentina constitutes significant negative evidence under both Argentine GAAP and US GAAP and a valuation allowance was established for all net deferred income tax assets related to Telecom Argentina. Under US GAAP, a full valuation allowance was also provided for the tax effects on US GAAP adjustments as described in i) above, relating to Telecom Argentina.

As discussed above, based on the guidance set forth in Argentine GAAP, Telecom Personal performed a realization test based on a net deferred tax asset basis. Under US GAAP, since a portion of the deferred income tax assets, primarily including the tax loss carryforwards, will not be realized, a full valuation allowance was established for this portion of the deferred income tax assets.

Tax on minimum presumed income

As discussed in Note 4.n., the Telecom Group is subject to a tax on minimum presumed income. Under Argentine GAAP, management considered that the tax credit related to minimum presumed income will be realized based on current projections and legal expiration term. The credit is classified as a non-current receivable in the consolidated balance sheet.

Under US GAAP, the Telecom Group applied the guidance established in SFAS No. 109 to assess whether a valuation allowance for this deferred tax credit is required. As discussed above, the going concern uncertainty for Telecom Argentina constitutes significant negative evidence and accordingly a full valuation allowance was provided under US GAAP for this deferred tax credit related to Telecom Argentina.

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

16. Differences between Argentine GAAP and US GAAP (Continued)

Under US GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123. In accordance with AIN-APB No 25 “Accounting for Stock Issued to Employees—Accounting Interpretations of APB Opinion No 25”, the economic substance of a plan established by the principal stockholders is substantially the same for the company and the employee, whether the plan is adopted by the company or a principal stockholder. Consequently, the company should account for this type of plan when one is established or financed by a principal stockholder unless (1) the relationship between the stockholder and the company’s employee is one which would normally result in generosity, (2) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment, or (3) the company clearly does not benefit from the transaction. The rationale established in this Interpretation has been applied to other situations in which a principal stockholder undertakes transactions for the benefit of the company. Staff Accounting Bulletin (“SAB”) No. 79 (SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of the company to be accounted for according to its substance and not its form. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the company’s stock and the exercise price. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

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

Had Telecom Argentina been required by SEC regulations to include a reconciliation between Argentine GAAP and US GAAP for the fiscal year 1991, it would have included as a reconciling item a charge amounting to $465 in the statement of income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on shareholders’ equity or cash flows determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by Nortel as of the Transfer Date and the purchase price to be paid by eligible employees.

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

Under US GAAP, the Telecom Group adopted SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), on January 1, 2002. The Telecom Group determined that its license met the definition of indefinite-lived intangible assets under SFAS 142. Therefore, upon adoption of SFAS 142 the Telecom Group ceased amortizing its license cost, and tested it annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This valuation determined that the carrying amount of the license did not exceed the fair value of the assets. As a result, no impairment has been recognized for US GAAP purposes.

m) Goodwill

Under Argentine GAAP, the Telecom Group continued to amortize goodwill until it was fully amortized during the year ended December 31, 2002. In prior periods, goodwill represented the excess of purchase price over the fair market value of a business acquired. For the year ended December 31, 2002, the amortization charge was $10.

Under US GAAP, the Telecom Group adopted the provisions of SFAS 142 on January 1, 2002. Under the provisions of SFAS 142, goodwill is not amortized, but tested for impairment annually, or whenever there is an impairment indicator. As required by SFAS 142, the Telecom Group ceased amortization and performed a transitional goodwill impairment assessment at the reporting unit level to determine whether there was an indication that goodwill was impaired at the date of adoption. As a result of the test, the Telecom Group determined that the carrying value of goodwill was not supported by estimated future cash flows, and accordingly, recorded an impairment charge of $10, which represented the full amount of unamortized goodwill at the time of the test.

As such, the carrying value of goodwill was zero for both Argentine GAAP and US GAAP purposes and therefore no reconciling items was presented.

II. Additional disclosure requirements

a) Disclosure of lease information

Under US GAAP, additional disclosures are required as per SFAS 13 “Accounting for Leases”, and subsequent pronouncements, as follows:

Operating leases

In the normal course of business, the Telecom Group leases cell sites, switch sites, satellite capacity and circuits under various noncancellable operating leases that expire on various dates through 2013. Rent expense is recognized ratably over the lease term. Future minimum lease payments as of December 31, 2004, are as follows:

Year ending December 31, 2005	35
Year ending December 31, 2006	13
Year ending December 31, 2007	10
Year ending December 31, 2008	5
Thereafter	4

Total	$67

Rental expense for the years ended December 31, 2004, 2003 and 2002 is included in Note 17.h.

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

16. Differences between Argentine GAAP and US GAAP (Continued)

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

The methods and assumptions used to estimate the fair values of each class of financial instruments as of December 31, 2004 and 2003 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting of time deposits and mutual funds, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

16. Differences between Argentine GAAP and US GAAP (Continued)

Government securities

The fair value of government securities is based on quoted market prices for those or similar investments.

	As of December 31,
	2004		2003
	Carrying amount	Fair value	Carrying amount	Fair value
Government securities	251	251	111	85

Accounts receivable, net

Carrying amounts are considered to approximate fair value. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Accounts payable

The carrying amount of accounts payable reported in the balance sheet approximates its fair value.

Debt

The fair value of the Telecom Group’s debt in restructuring process as of December 31, 2004 is estimated based on quoted market prices for the same or similar issues. The carrying amount of the restructured debt reported in the balance sheet approximates its fair value. The fair value of the Telecom Group’s debt was $9,183 and the related carrying amount was $10,653.

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

The following tables summarize benefit costs for the years ended December 31, 2004, 2003 and 2002, as well as the benefit obligations associated with postretirement benefit plans as of December 31, 2004 and 2003:

	As of December 31,
	2004	2003
Accumulated benefit obligation	$5	$5
Effect of future compensation increases	2	3

Projected benefit obligation	$7	$8

16. Differences between Argentine GAAP and US GAAP (Continued)

	Years ended December 31,
	2004	2003	2002
Service cost	$1	$1	$—
Interest cost	1	1	1
Settlement loss (gain) and other	—	—	(2)

Total benefit cost (gain)	$2	$2	$(1)

The actuarial assumptions used are based on market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2004	2003	2002
Discount rate (1)	11%	10%	10%
Projected increase rate in compensation	2–12%	2–10%	6–27%

(1)	Represents estimates of real rate of interest rather than nominal rate.

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

16. Differences between Argentine GAAP and US GAAP (Continued)

The Telecom Group’s future results of operations and financial condition could be impacted by the following factors, among others:

•	the ability to finance and manage expected growth;

•	customer churn-rates;

•	impact of competitive services, products and pricing;

•	dependence on key personnel;

•	legal proceedings;

•	ability to successfully restructure its debt (see Note 8 for details); and

•	government regulation.

e) Asset retirement obligations

The balance of the Telecom Group’s asset retirement obligations at each of December 31, 2004 and 2003 was $13 and $10, respectively and is included in other long-term liabilities on the consolidated balance sheets. Accretion expense and settlements during 2004 and 2003 were not material.

f) Balance sheet classification differences

Deferred income taxes

Under Argentine GAAP, the net deferred tax liability has been classified as a non-current tax payable as of December 31, 2004.

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

As of December 31, 2004 the net current deferred tax asset is $935 and the net non-current deferred tax liability is $997 under US GAAP. As of December 31, 2003, the net current deferred tax asset is $90 and the net non-current deferred tax liability is $70 under US GAAP. As of December 31, 2002, the net deferred tax asset/liability is zero due to the full valuation allowance recognized under US GAAP for the net tax credits.

Current restricted cash

Under Argentine GAAP, as described in Notes 8.3.c. and 12.c., the Telecom Group has classified restricted cash amounting to $11.6 as other receivables. Under US GAAP, restricted cash may be shown as a separate line item on the face of the balance sheet or classified as cash or investments, as appropriate, but identified in the notes to the financial statements. Restricted cash at December 31, 2004 represented cash in escrow related to certain judicial proceedings. The restricted cash is $11.2 and zero as of December 31, 2003 and 2002, respectively.

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

Acquisition of indefeasible rights of use

In the fourth quarter of fiscal 2004, Telecom entered into a US$ 8.1 million capacity agreement with Telecom Italia Sparkle S.p.A., a related party, (the “TIS IRU Contract”) pursuant to which Telecom purchased the rights to use of fiber optic capacity for a period of 15 years. Under the terms of the agreement, Telecom paid an up-front amount of US$4.0 million with the remaining amount to be payable in the first quarter of fiscal 2005. Telecom is also committed to pay operation and maintenance costs (O&M) over the life of the TIS IRU contract aggregating US$3.7 million.

16. Differences between Argentine GAAP and US GAAP (Continued)

Under Argentine GAAP, Telecom recognized the cash up-front payment as an intangible asset. Telecom also recognized the remaining amount payable under the contract as an intangible assets. This intangible asset is being amortized under the straight-line method over the term of the contract, i.e. 15 years. Amortization expense was included under intangible amortization in the statement of income. In addition, Telecom also recognized a liability for the fair value of the O&M cost commitment. This cost was recorded as other receivables and is being amortized over the life of the agreement. Telecom determined that the capacity agreement is a service contract. Under US GAAP, neither the cash up-front payment nor the remaining amount payable under the agreement qualify for recognition as intangible assets. Rather the prepayment would be recognized as a prepaid asset. Telecom would recognize service expense, including operating and maintenance costs, on a straight-line basis over the term of the TIS IRU contract. Accordingly, amortization expense would have been reduced by $0.1 for the year ended December 31, 2004 and service expense would have been increased by same amount.

Furthermore, under US GAAP, the commitment to make future O&M payments does not qualify for liability recognition; rather, it represents a commitment to pay future operating expenses. Accordingly, the asset and liability related to the O&M cost would be reversed.

Sale of a portion of indefeasible rights of use purchased under the TIS IRU contract

In the fourth quarter of fiscal 2004, Telecom entered into a capacity agreement with Antel Uruguay, pursuant to which Telecom provides the right to use a portion of the capacity acquired under the TIS IRU contract for a total value of US$2.8 million (the “Antel Agreement”). Antel Uruguay will pay operating and maintenance costs over the term of the contract.

Under Argentine GAAP, Telecom also recognized the total O&M income to be received from Antel Uruguay as deferred revenue and cost. These deferred revenues and costs should be reversed under US GAAP.

Held-to-maturity investments

Under Argentine GAAP the Company reclassified certain held-to-maturity investments as current assets. Under US GAAP, these investments are classified as non-current assets.

g) Income statement classification differences

The following table reconciles the operating income (loss) as shown in the statement of income under Argentine GAAP to the operating income (loss) that would be reported under US GAAP, which contemplate classification differences under US GAAP:

	Years ended December 31,
	2004	2003	2002
Operating income (loss) under Argentine GAAP	$397	$104	$(208)
Foreign currency translation	1	(5)	(12)
Capitalization of foreign currency exchange differences	119	121	135
Goodwill	—	—	(10)
Other expenses, net as operating loss under US GAAP	(71)	(167)	(174)
Other	(6)	(2)	—

Operating income (loss) under US GAAP	$440	$51	$(269)

h) Earnings per share

Under Argentine GAAP, the Company computes net income (loss) per common share and dividends per share by dividing the net income (loss) for the period by the number of weighted common shares outstanding.

Under US GAAP, basic and diluted net income (loss) per share are presented in conformity with SFAS No. 128 “Earnings per Share” for all periods presented.

Basic net income (loss) per share is computed by dividing the net income (loss) available to common shareholders for the period by the

16. Differences between Argentine GAAP and US GAAP (Continued)

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

The following tables set forth the computation of basic and diluted net income (loss) per share for the years indicated:

	Years ended December 31,
	2004	2003	2002
Common Shares:
Numerator:
Net (loss) income under US GAAP	$(519)	$222	$(759)
Net loss (income) available to Preferred Shares Class B	254	(109)	372
Net (loss) income available to common shares	(265)	113	(387)
Denominator:
Number of common shares outstanding	5,330,400	5,330,400	5,330,400
Basic and diluted net (loss) income per common share	$(49.70)	$21.26	$(72.69)

Preferred Shares Class B:
Numerator:
Net (loss) income available to Preferred Shares B	$(254)	$109	$(372)
Denominator:
Number of Preferred Shares Class B outstanding	1,470,455	1,470,455	1,470,455
Basic and diluted net (loss) income per Preferred Share Class B	$(172.78)	$73.90	$(252.67)

16. Differences between Argentine GAAP and US GAAP (Continued)

i) Cash flows statement classification differences

The statement of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts. Under both Argentine GAAP and US GAAP, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the same totals that would be reported in a statement of cash flows prepared based on US GAAP amounts. However, as discussed further below, certain differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities that would be reported under SFAS No. 95 “Statement of Cash Flows”.

Under Argentine GAAP, cash outflows for the repayment of seller financing for the acquisition of productive assets, which amounted to $nil, $34 and $139 for the years ended December 31, 2004, 2003 and 2002, respectively, were reported as investing activities. Under US GAAP, these transactions would be classified as cash flows from financing activities. Also, under Argentine GAAP, payments to creditors for interest were reported as financing activities whereas these transactions would be classified as cash flows from operating activities for US GAAP purposes (see Note 6). Additionally, under Argentine GAAP, cash outflows for the acquisition of indefeasible rights of use, which amounted to $12 for fiscal year 2004, were reported as investing activities. Under US GAAP, these transactions would be classified as cash outflows from operating activities.

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

j) Severance indemnities

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

16. Differences between Argentine GAAP and US GAAP (Continued)

k) Investments in debt securities

Note 17.c. to the financial statements presents the additional disclosure requirements in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”.

l) Software developed or obtained for internal use

In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” This statement requires that certain internal and external costs associated with the purchase and/or development of internal use software be capitalized rather than expensed. Opportunely, the Telecom Group has adopted this statement for Argentine GAAP purposes. Accordingly, there is no difference in accounting treatment for software costs between Argentine GAAP and US GAAP.

m) Other comprehensive income

Under US GAAP, the Company adopted SFAS No. 130 (“SFAS 130”), “Reporting Comprehensive Income”. SFAS 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

16. Differences between Argentine GAAP and US GAAP (Continued)

	Years ended December 31,
	2004	2003	2002
Net income (loss) under US GAAP	$(519)	$222	$(759)
Other comprehensive income:
Derivative financial instruments
• Change on derivative financial instruments	—	—	(139)
• Reclassification into earnings	—	—	348
Foreign currency translation	—	(19)	38
Tax benefit (expense)	—	—	(73)
Minority interest	—	8	(79)

Comprehensive income (loss)	$(519)	$211	$(664)

	As of December 31,
	2004	2003	2002
Accumulated other comprehensive income (a)	$10	$10	$20

(a)	Accumulated other comprehensive income as of December 31, 2004, 2003 and 2002 represents charges related to foreign currency translation adjustments.

n) Valuation and qualifying accounts

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

o) Disclosure of guarantees

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that upon issuance of a guarantee, a guarantor must disclose and recognize a liability for the fair value of an obligation assumed under a guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for interim or annual periods that end after December 15, 2002.

The guarantees issued by the Telecom Group as of December 31, 2004, are as follows:

In connection with Telecom Personal’s licenses to render PCS services, Telecom Argentina has granted sureties on promissory notes issued by Telecom Personal to the order of the Department of Communications:

•	for US$22,5 million (with a maturity date of May 7, 2002) as a performance guarantee in accordance with the list of conditions for the PCS service in Areas I and III;

•	together with Telefónica de Argentina S.A., on a promissory note issued by Miniphone S.A. for $15 million (with a maturity date of October 27, 2000) as a performance guarantee in accordance with the list of conditions for the PCS service in Area II; and

•	together with Telefónica de Argentina S.A. on a promissory note issued jointly by Telefónica Comunicaciones Personales S.A. and Telecom Personal for $30 million (with a maturity date of November 7, 2000), for the PCS service in the Area II.

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

16. Differences between Argentine GAAP and US GAAP (Continued)

p) Recently issued accounting pronouncements

On November 7, 2003, the FASB issued the final FASB Staff Position (“FSP”) FAS 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests under FASB Statement No. 150 (“FAS 150”), Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. The final FSP affects how public and nonpublic entities classify, measure, and disclose certain mandatorily redeemable non-controlling interests associated with finite-lived subsidiaries and mandatorily redeemable financial instruments and requires entities that have already adopted FAS 150 to rescind the adoption of certain provisions of FAS 150 and to permit them to present the adoption of the FSP either by restating previously issued financial statements or as a cumulative effect in the period of adoption. The Telecom Group has analyzed its financial instruments in light of FAS 150 and has determined that this statement is not applicable to its financial position and that the adoption of this statement has no impact on its consolidated statements. The classification and measurement provisions of SFAS 150 for certain mandatorily redeemable non-controlling interests with finite lived subsidiaries are deferred for an indefinite period. The Telecom Group will continue to evaluate the impact of SFAS 150, if any, and any further clarifications that may result from SFAS 150.

16. Differences between Argentine GAAP and US GAAP (Continued)

In December 2003, the FASB issued SFAS No. 132R (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106” (“SFAS 132”). The revised Statement retains the disclosure requirements contained in SFAS 132 before the amendment but requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The implementation of SFAS 132, as revised in 2003, did not have a material impact on the Telecom Group’s consolidated financial statements.

In December 2003, FASB issued a revised interpretation of FIN 46 (FIN 46-R), which supersedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities (“VIEs”). FIN 46-R clarifies the application of ARB No. 51 “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support. FIN 46-R requires the consolidation of those entities, known as VIEs, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receives a majority of the entity’s residual returns or both.

Among other changes, the revisions of FIN 46-R (a) clarified some requirements of FIN 46 which was issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46-R deferred the effective date of the implementation for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must a minimum apply the provisions of FIN 46-R to entities that were previously considered special purposes entities under the FASB literature prior to the issuance of FIN 46-R by the end of the first reporting period ended after December 15, 2003. The adoption of FIN 46 and FIN 46-R did not have a material impact on the Telecom Group’s financial reporting and disclosure.

In December 2003, the SEC issued SAB No. 104, Revenue Recognition, which updates the guidance in SAB No. 101, integrates the related set of Frequently Asked Questions, and recognizes the role of EITF 00-21. The adoption of SAB No. 104 did not have a material effect on the Telecom Group’s consolidated financial statements.

In March 2004, the EITF, reached consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, or EITF 03-1. EITF 03-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. EITF 03-1 is applicable to marketable debt and equity securities within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, or SFAS 115, and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations”, and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. In September 2004, the FASB issued FSP EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’”, which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued. The delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The adoption of EITF 03-1 is not expected to have a material impact on our results of operations and financial position.

16. Differences between Argentine GAAP and US GAAP (Continued)

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”—An Amendment of APB Opinion No. 29. APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets whose results are not expected to significantly change the future cash flows of the entity. The adoption of SFAS No. 153 is not expected to have any impact on the Telecom Group’s current financial condition or results of operations.

Effective in the first quarter of fiscal 2004, the Telecom Group adopted EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” which addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting, as well as how consideration under the arrangement should be measured and allocated to the separate units of accounting in the arrangement. The adoption of EITF No. 00-21 did not have a material impact on the Telecom Group’s financial position, results of operations or cash flows.

17. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions		Foreign currency translation adjustments	Transfers	Decreases		As of the end of the year
Land	118		—	—	—		—	118
Building	1,648		2	—	14		(10)	1,654
Transmission equipment	5,112	(*)	20	4	115		(10)	5,241
Switching equipment	3,847		2	2	73		(2)	3,922
Power equipment	536		1	1	(3)		(1)	534
External wiring	5,943		—	—	9		(1)	5,951
Telephony equipment and instruments	864		1	3	15		—	883
Cellular handsets given to customers at no cost	332		8	2	—		—	342
Vehicles	109		15	—	(1)		(9)	114
Furniture	107		2	—	(1)		—	108
Installations	437		1	—	8		—	446
Improvements in third parties buildings	101		1	1	(1)		—	102
Computer equipment	2,511		17	3	58		(7)	2,582
Work in progress	63	(**)	358	—	(274)		—	147

Fixed assets excluding materials	21,728		428	16	12		(40)	22,144
Materials	90	(***)	72	—	(12)		(54)	96

Total as of December 31, 2004	21,818		500	16	—	(a)	(94)	22,240

Total as of December 31, 2003	21,734		182	38	—	(a)	(136)	21,818

(*)	Includes $2 transferred from materials.
(**)	Includes $158 transferred from materials.
(***)	Net of $160 transferred to fixed assets.

	Depreciation
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount		Decreases and transfers		Accumulated as of the end of the year	Net carrying value as of December 31, 2004		Net carrying value as of December 31, 2003
Land	—	—		—		—	—		118		118
Building	(679)	4 – 9		(75)		9	(745)		909		969
Transmission equipment	(3,164)	10 – 11		(442)		6	(3,600)		1,641		1,948
Switching equipment	(2,686)	10		(307)		(1)	(2,994)		928		1,161
Power equipment	(320)	10 – 20		(46)		1	(365)		169		216
External wiring	(3,573)	7		(308)		1	(3,880)		2,071		2,370
Telephony equipment and instruments	(683)	13 – 18		(60)		(1)	(744)		139		181
Cellular handsets given to customers at no cost	(328)	50		(9)		—	(337)		5		4
Vehicles	(99)	20 – 40		(9)		10	(98)		16		10
Furniture	(76)	10 – 20		(8)		—	(84)		24		31
Installations	(298)	9 – 33		(31)		(1)	(330)		116		139
Improvements in third parties buildings	(65)	4 – 25		(8)		(1)	(74)		28		36
Computer equipment	(1,846)	18 – 33		(257)		9	(2,094)		488		665
Work in progress	—	—		—		—	—		147		63

Fixed assets excluding materials	(13,817)			(1,560)		32	(15,345)		6,799		7,911
Materials	—	—		—		—	—		96		90

Total as of December 31, 2004	(13,817)		(b)	(1,560)	(e)	32	(15,345)	(c)	6,895	(c)	8,001

Total as of December 31, 2003	(12,045)		(d)	(1,784)		12	(13,817)		8,001

(a)	Includes (6) in 2004 and (76) in 2003 corresponding to the reversal of foreign currency exchange differences, which forms part of the Gain on debt restructuring.
(b)	Includes (119) corresponding to the depreciation of capitalized foreign currency exchange differences and (8) corresponding to foreign currency translation adjustments.
(c)	Includes 6 in 2004 and 4 in 2003 corresponding to the net carrying value of the capitalized cost of asset retirement obligations.
(d)	Includes (121) corresponding to the depreciation of capitalized foreign currency exchange differences and (16) corresponding to foreign currency translation adjustments.
(e)	Includes 2 corresponding to depreciation related to the reversal of foreign currency exchange differences, which forms part of the Gain on debt restructuring.

17.	Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	As of the end of the year
Software obtained or developed for internal use	430	—	1	431
Debt issue costs	80	—	1	81
PCS license	662	—	—	662
Band B license (Paraguay)	117	—	6	123
Rights of use	45	24	—	69
Exclusivity agreements	98	—	—	98
Trademarks	8	—	—	8

Total as of December 31, 2004	1,440	24	8	1,472

Total as of December 31, 2003	1,416	4	20	1,440

	Amortization
Principal account	Accumulated as of the beginning of the year	Amount		Accumulated as of the end of the year	Net carrying value as of December 31, 2004	Net carrying value as of December 31, 2003
Software obtained or developed for internal use	(301)		(72)	(373)	58	129
Debt issue costs	(72)		(6)	(78)	3	8
PCS license	(71)		—	(71)	591	591
Band B license (Paraguay)	(71)		(18)	(89)	34	46
Rights of use	(20)		(3)	(23)	46	25
Exclusivity agreements	(56)		(4)	(60)	38	42
Trademarks	(4)		(1)	(5)	3	4

Total as of December 31, 2004	(595)	(a)	(104)	(699)	773	845

Total as of December 31, 2003	(470)	(b)	(125)	(595)	845

a)	An amount of $40 is included in cost of services, $7 in general and administrative expenses, $47 in selling expenses and $5 in financial results, net. Also includes $5 corresponding to foreign currency translation adjustments.
b)	An amount of $42 is included in cost of services; $5 in general and administrative expenses; $62 in selling expenses, $6 in financial results, net. Also includes $10 corresponding to foreign currency translation adjustments.

(c) Securities and equity investments

Issuer and characteristic of the securities	Type		Nominal value/ Market value		Number of securities/ shares	Net realizable value	Cost value as of December 31, 2004	Book value as of December 31, 2004	Book value as of December 31, 2003
CURRENT INVESTMENTS
Government bonds
Secured 2018 Bond				$1	8,399,999	10	9	10	7
“Soberano” Bond			Euro	1	54,000,000	218	199	218	69
Argentina 2004 Bond (Note 11)			US$	1	26,507,106	23	56	79	—
Mutual funds
SUPAH$ Class B				$0.23	120,992,698	27	27	27	—
OPTIMUM$ Class B				$1.52	9,181,338	14	14	14	—
Other						—	—	—	192
Equity investments
Intelsat Ltd. (Note 18)	O	rdinary	US$	3	260,432	14	8	8	—

Total current investments						306	313	356	268

NON- CURRENT INVESTMENTS
Government bonds
Argentina 2004 Bond			US$	1	—	—	—	—	35

Total government bonds						—	—	—	35

Equity investments
Nahuelsat	O	rdinary		$1,000	5,750		13	—	2
Intelsat Ltd. (Note 18)							—	—	8

Total equity investments							13	—	10

Total non-current investments							13	—	45

(i)	Telecom has not received any dividends during the periods presented.

17. Other financial statement information (continued)

(d) Current investments

	Cost as of December 31, 2004	Book value as of
		December 31, 2004	December 31, 2003
CURRENT INVESTMENTS

Time deposits
In foreign currency	$3,036	$3,036	$1,678
In Argentine pesos	304	304	508

Total current investments	$3,340	$3,340	$2,186

(e) Allowances and provisions

Items	Opening balances	Additions		Reclassifications	Deductions		As of December 31, 2004
Deducted from current assets
Allowance for doubtful accounts receivables	112	(a)	5	—		(13)	104
Allowance for obsolescence	2	(b)	1	—		—	3
Impairment loss on the Argentina 2004 bond (Note 11)	—	(c)	56	—		—	56

Deducted from non-current assets
Valuation allowance of net deferred tax assets	457	(d)	238	—		—	695
Allowance for doubtful accounts	5	(b)	1	—		—	6

Total deducted from assets	576		301	—		(13)	864

Total deducted from assets as of December 31, 2003	891	(e)	25	—	(f)	(340)	576

Included under current liabilities
Provision for commissions	1	(a)	25	—		(12)	14
Provision for contingencies	14		—	20		(18)	16

Included under non-current liabilities
Provision for contingencies	210	(b)	24	(20)		—	214

Total included under liabilities	225		49	—		(30)	244

Total included under liabilities as of December 31, 2003	151	(g)	91	—	(h)	(17)	225

(a)	Included in selling expenses.
(b)	Included in other expenses, net.
(c)	Included in financial results, net.
(d)	Included in income tax (expense).
(e)	Includes $11 in selling expenses, $1 in other expenses, net and $13 in income tax (expense).
(f)	Includes $7 corresponding to results on exposure to inflation.
(g)	Includes $1 in selling expenses and $90 in other expenses, net.
(h)	Includes $1 corresponding to results on exposure to inflation.

(f) Cost of services

	Years ended December 31,
	2004	2003	2002
Inventory balance at the beginning of the year	$16	$18	$52
Plus:
Purchases	326	38	3
Financial results, net	(6)	(6)	(3)
Cellular handsets given to customers at no cost (a)	(8)	(3)	(10)
Replacements	(9)	(9)	(12)
Cost of services (Note 17.h)	2,713	2,618	2,881
Less:
Inventory balance at the end of the year	(82)	(16)	(18)

COST OF SERVICES	$2,950	$2,640	$2,893

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

17. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of December 31, 2004				As of December 31, 2003
Items	Amount of foreign currency		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Bank accounts	US$	4	2.97900	$12	$4
	G	2,558	0.00048	1	2
Investments
Time deposits	US$	509	2.97900	1,517	898
	EURO	372	4.05920	1,515	776
	G	7,273	0.00048	4	4
Government bonds	EURO	54	4.05920	218	69
	US$	27	2.97900	79	—
Impairment loss on the Argentina 2004 bond	US$	(19)	2.97900	(56)	—
Accounts receivable
	US$	16	2.97900	48	59
	SDR	—	—	—	2
	G	86,284	0.00048	41	66
Other receivables
Tax credits	US$	—	—	—	38
	G	3,723	0.00048	3	1
Prepaid expenses	US$	1	2.97900	2	—
	G	—	—	—	1
Others	G	3,473	0.00048	1	2
	US$	4	2.97900	11	—
Non-current assets
Other receivables
Tax credits	US$	—	—	—	4
Others	US$	3	2.97900	9	—
Investments
Government bonds	US$	—	—	—	35

Total assets				$3,405	$1,961

Current liabilities
Accounts payable
Suppliers	US$	57	2.97900	$170	$40
	G	11,257	0.00048	6	17
	SDR	1	4.62642	5	9
	EURO	1	4.05920	5	9
Advances from customers	G	4,425	0.00048	2	3
Related parties	US$	5	2.97900	14	4
Debt
Notes - Principal	US$	216	2.97900	644	634
	EURO	1,160	4.05920	4,709	4,278
Banks loans and others - Principal	US$	344	2.97900	1,026	1,305
		¥2,750	0.02914	80	178
Fixed assets financing - Principal	US$	328	2.97900	978	1,707
	EURO	39	4.05920	157	143
		¥11,652	0.02914	340	319
Inventory financing - Principal	US$	—	—	—	417
Accrued interest	US$	124	2.97900	369	271
	EURO	210	4.05920	851	448
		¥888	0.02914	26	16
Penalty interest	US$	31	2.97900	92	76
	EURO	17	4.05920	71	24
		¥261	0.02914	7	4
Salaries and social security payable
Vacation, bonuses and social security payable	G	—	—	—	1
Taxes payable
Income tax	G	2,589	0.00048	1	—
VAT	G	—	—	—	1
Other liabilities
Other	G	1,075	0.00048	1	—
Non-current liabilities
Accounts payable
Suppliers	US$	2	2.97900	$7	$—
Debt
Banks loans and others - Principal	US$	423	2.97900	1,260	86
Gain on discounting of debt	US$	(14)	2.97900	(41)	—
Taxes payable
Deferred tax liabilities	G	12,694	0.00048	6	—
Other liabilities
Deferred revenue on sale of capacity	US$	11	2.97900	31	21

Total liabilities				$10,817	$10,011

(1)	US$ = United States dollars; SDR = Special drawing rights; GF = Golden franc; G= Guaraníes; ¥ = Yen.

17. Other financial statement information (continued)

(h) Expenses

	Expenses			Year ended December 31, 2004
	Cost of services	General and administrative	Selling
Salaries and social security	$291	$103	$200	$594
Depreciation of fixed assets	1,335	42	175	1,552
Amortization of intangible assets	40	7	47	94
Taxes	103	5	27	135
Turnover tax	166	—	—	166
Maintenance, materials and supplies	184	6	43	233
Transportation and freight	9	3	23	35
Insurance	16	4	5	25
Energy, water and others	33	7	10	50
Bad debt expense	—	—	5	5
Interconnection costs	135	—	—	135
Cost of international outbound calls	82	—	—	82
Lease of circuits	38	—	—	38
Rental expense	39	4	12	55
Fees for services	26	49	28	103
Advertising	—	—	93	93
Commissions	—	13	225	238
Others	216	4	7	227

Total	$2,713	$247	$900	$3,860

	Expenses			Year ended December 31, 2003
	Cost of services	General and administrative	Selling
Salaries and social security	$262	$91	$154	$507
Depreciation of fixed assets	1,501	49	218	1,768
Amortization of intangible assets	42	5	62	109
Taxes	92	2	25	119
Turnover tax	137	—	—	137
Maintenance, materials and supplies	116	8	40	164
Transportation and freight	6	3	19	28
Insurance	18	4	5	27
Energy, water and others	26	5	7	38
Bad debt expense	—	—	11	11
Interconnection costs	136	—	—	136
Cost of international outbound calls	76	—	—	76
Lease of circuits	38	—	—	38
Rental expense	32	5	9	46
Fees for services	22	37	41	100
Advertising	—	—	44	44
Commissions	—	13	147	160
Others	114	3	2	119

Total	$2,618	$225	$784	$3,627

	Expenses			Year ended December 31, 2002
	Cost of services	General and administrative	Selling
Salaries and social security	$278	$102	$208	$588
Depreciation of fixed assets	1,614	70	296	1,980
Amortization of intangible assets	39	9	63	111
Taxes	130	2	12	144
Turnover tax	132	—	—	132
Maintenance, materials and supplies	156	5	27	188
Transportation and freight	19	6	14	39
Insurance	18	4	6	28
Energy, water and others	29	6	9	44
Bad debt expense	—	—	189	189
Interconnection costs	141	—	—	141
Cost of international outbound calls	103	—	—	103
Lease of circuits	41	—	—	41
Rental expense	44	12	26	82
Fees for services	53	47	42	142
Advertising	—	—	28	28
Commissions	21	6	105	132
Others	63	16	17	96

Total	$2,881	$285	$1,042	$4,208

17. Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable		Debt			Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	123		—		—	(b)	6,505		—	—	—

Not due
Payable on demand	—	—		—		—	(b)	2,913		—	—	—
First quarter 2005	3,640	463		53		548		—		51	95	21
Second quarter 2005	—	23		4		—		9		12	18	2
Third quarter 2005	—	3		3		—		—		8	2	—
Fourth quarter 2005	—	—		19		—		7		8	—	—
Jan. 2006 thru Dec. 2006	—	—		11		1		53		13	1	3
Jan. 2007 thru Dec. 2007	—	—		4		1		78		6	4	5
Jan. 2008 thru Dec. 2008	—	—		2		1		296		5	—	5
Jan. 2009 thru Dec. 2009	—	—		76		1		350		3	—	5
Jan. 2010 thru Dec. 2010	—	—		2		1		337		2	—	4
Jan. 2011 and thereafter	2	—		133		2		146		4	—	49
Not date due established	—	—		—		—		(41)		—	—	—

Total not due	3,642	489		307		555		4,148		112	120	94

Total as of December 31, 2004	3,642	612		307	(a)	555		10,653		112	120	94

Balances with indexation clauses	—	20		—		5		—		—	—	—
Balances bearing interest	3,609	128		—		—		10,483		—	—	—
Balances not bearing interest	33	464		307		550		170		112	120	94

Total	3,642	612		307		555		10,653		112	120	94

Average annual interest rate (%)	2.28	(c	)	—		—		(b	)	—	—	—

(a)	There are payables in kind that amounted to $1.
(b)	See note 8.
(c)	96 bear 50% over the Banco Nación Argentina notes payable discount rate and $32 bear 9.44%.

Date due	Investments	Accounts receivable	Other receivables	Accounts payable		Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	157	—		—	(d)	5,676	—	—	—

Not due
Payable on demand	—	—	—		—		4,315	—	—	—
First quarter 2004	2,454	410	46		451		—	51	60	29
Second quarter 2004	—	9	15		—		2	11	59	2
Third quarter 2004	—	4	14		—		—	7	2	—
Fourth quarter 2004	—	1	44		—		3	9	—	—
Jan. 2005 thru Dec. 2005	36	—	30		—		3	12	—	1
Jan. 2006 thru Dec. 2006	—	—	6		—		4	9	—	2
Jan. 2007 thru Dec. 2007	—	—	2		—		3	4	—	2
Jan. 2008 thru Dec. 2008	—	—	2		—		64	2	—	2
Jan. 2009 thru Dec. 2009	—	—	60		—		12	1	—	2
Jan. 2010 and thereafter	1	—	93		—		—	2	—	30

Total not due	2,491	424	312		451		4,406	108	121	70

Total as of December 31, 2003	2,491	581	312	(a)	451		10,082	108	121	70

Balances with indexation clauses	—	—	—		5		—	—	—	—
Balances bearing interest	2,489	151	6		3		9,978	—	—	—
Balances not bearing interest	2	430	306		443		104	108	121	70

Total	2,491	581	312		451		10,082	108	121	70

Average annual interest rate (%)	2.18	(e)	—		41.22		—	—	—	—

(d)	Includes $119 corresponding to Nucleo.
(e)	$100 bear 50% over the Banco Nación Argentina notes payable discount rate, and $52 bear 20.82%.

18. Subsequent events

As of December 31, 2004, Telecom Argentina has a 0.15% equity interest in Intelsat Ltd. representing 260,432 shares of common stock. As of December 31, 2004, 60,000 shares were pledged as guarantee for the payment of satellite services provided by Intelsat to Telecom Argentina.

In December 2004, the Board of Directors of Telecom Argentina authorized the sale of 100% of the common shares in Intelsat (including the 60,000 shares for which the pledge was previously released as discussed in the following paragraph) to Zeus Holdings Limited for US$ 5 million. The sale transaction was completed in the first quarter of 2005 generating a gain on the sale of approximately $6.

Prior to the completion of the sale, Intelsat agreed to release the pledge on the shares in exchange for a cash deposit of US$ 0.3 million to guarantee the payment of satellite services. This guarantee will be reviewed every six months and may be modified as appropriate.

The amount of the investment has been reclassified to current assets as of December 31, 2004.