Form 20-F/A
period 2004-12-31
NORTEL INVESTMENTS INC
filed 2005-06-30
CIK 877691

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

Item 17    ☐    Item 18    ☒

EXPLANATORY NOTE

The purpose of this amendment to the Annual Report on Form 20-F for the year ended December 31, 2004 filed by Nortel Inversora S.A. (“Nortel”) on June 29, 2005 (the “2004 Form 20-F”) is to:

•	Include Exhibit 15(b), Annual Report on Form 20-F dated June 29, 2005 for the year ended December 31, 2004 of Telecom Argentina S.A. (No. 1-13464).

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the 2004 20-F or reflect any events that have occurred after the 2004 Form 20-F was filed.

ITEM 19.	EXHIBITS

Exhibits

1.1	Estatutos (Restated bylaws) of Nortel which include its corporate charter (English translation) (incorporated by reference to Nortel’s annual report on Form 20-F for 2003).

2(a).1	Terms of Issuance of the Series B Preferred Shares, together with an English translation (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).

2(a).2	Form of Deposit Agreement (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).

8.1	List of subsidiaries (incorporated by reference to Telecom Argentina S.A.’s annual report filed on Form 20-F for 2004).

11.1	Code of Business Conduct and Ethics of Nortel (previously filed).

11.2	Code of Business Conduct and Ethics of Nortel (English translation) (previously filed).

13(a)	Certification of the General Manager and sole officer of Nortel Inversora S.A. pursuant to Rule 13a-14(b).

15(a)	Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina—Inversiones S.L., dated September 9, 2003 (incorporated by reference to Exhibit 4.3 to Nortel’s annual report on Form 20-F for 2003).

15(b)	Annual report on Form 20-F, dated June 29, 2005, for the year ended December 31, 2004, of Telecom Argentina S.A. (No. 1-13464).

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

Dated: June 30, 2005