Form 20-F
period 2005-12-31
NORTEL INVESTMENTS INC
filed 2006-06-30
CIK 877691

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report for the transition period from to

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement Item the registrant has elected to follow.

Item 17 ☐  Item 18 ☒

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

i

CERTAIN DEFINITIONS

Capitalized terms used but not defined in this Annual Report on Form 20-F for the year ended December 31, 2005 of Nortel Inversora S.A. (“Nortel” or the “Company”) (File No. 1-14270) (the “Form 20-F” or the “Annual Report”) have the meaning assigned to them in the Annual Report on Form 20-F for the year ended December 31, 2005 of Telecom Argentina S.A. (“Telecom”) (File No. 1-13464) (the “Telecom Form 20-F”) included as an exhibit hereto.

PRESENTATION OF FINANCIAL INFORMATION

In this Annual Report, the terms, “we”, “us”, “our”, “the Company” and “Nortel” refer to Nortel Inversora S.A. and its consolidated subsidiaries, unless otherwise indicated.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries Telecom Personal S.A., Núcleo S.A., Telecom Argentina USA Inc., Publicom SA, Cable Insignia SA and Micro Sistemas SA. The terms “Telecom Group” or “Telecom” refer to Telecom Argentina S.A. and its consolidated subsidiaries. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom and its subsidiaries.

The terms “Telecom Personal” or “Personal” refer to Telecom Personal S.A., Telecom’s subsidiary engaged in the provision of wireless communication services in Argentina. The term “Núcleo” refers to Núcleo S.A., Telecom Personal’s consolidated subsidiary engaged in the provision of wireless communication services in Paraguay.

Consolidated Financial Statements. Our Consolidated Financial Statements as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-70 of this Annual Report.

The Consolidated Financial Statements are presented in Argentine Pesos and are prepared in accordance with Argentine GAAP considering the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission (“CNV”)). Significant differences exist between Argentine GAAP and US GAAP which might be material to the financial information herein. Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities Exchange Commission (“SEC”). See Note 15 to our Consolidated Financial Statements contained elsewhere in this Annual Report for a description of the principal differences between Argentine GAAP and US GAAP, as they relate to us, and a reconciliation to US GAAP of net income (loss) and shareholders’ equity.

Exchange Rates. In this Form 20-F, except as otherwise specified, references to “$”, “US$” and “dollars” are to U.S. dollars, references to “P”, “P$” and “pesos” are to Argentine pesos and references to “euro” or “€” are to the single currency of the participants in the European Economic and Monetary Union. The exchange rate between the dollar and the peso as of December 31, 2005 was P$3.032=US$1.00. Prior to January 6, 2002, the exchange rate had been fixed at one peso per U.S. dollar in accordance with the Convertibility Law. However, as a result of the elimination of the fixed exchange rate and the devaluation of the peso, the exchange rate between the dollar and the peso has declined substantially. As of June 26, 2006, the exchange rate (ask price) was P$3.09=US$1.00. Unless otherwise indicated, our Consolidated Financial Statements use the exchange rate as of each relevant date or year-end quoted by Banco de la Nación Argentina (“Banco Nación”). Such translation should not be construed as representing that the peso amounts actually represent actual dollar amounts or that any person could convert the peso amounts into dollars at the rate indicated or at any other exchange rate. For more information regarding historical exchange rates and the peso, see: “Item 3—Key Information—Exchange Rates”. We have provided a convenience translation as of December 31, 2005 for other currencies which are mentioned in this Annual Report, including the Japanese yen (P$2.575=100), and the euro (P$3.587=1).

Inflation Accounting. On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, in accordance with CNV resolutions and Argentine GAAP, we began accounting for our financial transactions on a historical cost basis, without considering the effects of inflation. Prior to

September 1, 1995, our Consolidated Financial Statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statements information for periods prior to August 31, 1995, was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant pesos”). The August 31, 1995 balances adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina and the conditions created by Law No. 25,561, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”)) approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

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

•                  the implementation of our business strategy;

•                  the effects of Telecom’s debt restructuring process;

•                  Telecom’s expectations regarding payments and prepayments of outstanding indebtedness;

•                  the effects of operating in a competitive environment; and

•                  the outcome of certain legal proceedings.

This Annual Report contains certain forward-looking statements and information relating to the Company and Telecom that are based on the current expectations, estimates and projections of its management and information currently available to the Company. These statements include, but are not limited to, statements made in “Item 5—

Operating and Financial Review and Prospects” under the caption “Trend Information” and other statements about our and the Telecom Group’s strategies, plans, objectives, expectations, intentions, expenditures, and assumptions and other statements contained in this Annual Report that are not historical facts. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and “project” and other similar expressions are generally intended to identify forward-looking statements.

These statements reflect the current views of Nortel or Telecom with respect to future events. They are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause our actual results, performance or achievements, or those of the Telecom Group to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among others:

•                  uncertainties relating to political and economic conditions in Argentina;

•                  inflation, the devaluation of the peso and exchange rate risks;

•                  restrictions on the ability to exchange pesos into foreign currencies and transfer funds abroad;

•                  the elimination of indexes to adjust rates charged for certain public services;

•                  the final results of the contract renegotiation process with the Argentine Government regarding the adjustment to Telecom’s rates charged for public services;

•                  the creditworthiness of Telecom’s actual or potential customers;

•                  nationalization;

•                  technological changes;

•                  the impact of legal or regulatory reform and changes in the legal or regulatory environment in which we and Telecom operate; and

•                  the effects of competition

Many of these factors are macroeconomic in nature and are therefore beyond the control of our management or that of the Telecom Group. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend, and does not assume any obligation, to update the forward-looking statements contained in this Annual Report.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult periodic filings made by Nortel and Telecom on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

(a) Selected Consolidated Financial Data

The following tables set forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2005. Our consolidated selected financial data should be read in conjunction with, and are qualified in their entirety by, our Consolidated Financial Statements and: “Item 5—Operating and Financial Review and Prospects”.

Our selected consolidated income statement data for the years ended December 31, 2005, 2004 and 2003 and the selected consolidated balance sheet data as of December 31, 2005 and 2004 have been derived from Nortel’s audited Consolidated Financial Statements included elsewhere in this Annual Report. Our selected consolidated balance sheet data as of December 31, 2003 has been derived from our audited Consolidated Financial Statements as of December 31, 2003 and for the year then ended, which are not included in this Annual Report.

Our selected consolidated income statement data for the years ended December 31, 2002 and 2001 and our selected consolidated balance sheet data as of December 31, 2002 and 2001 have been derived from Nortel’s audited Consolidated Financial Statements as of December 31, 2002 and 2001 and for the years then ended. The Consolidated Financial Statements as of December 31, 2002 and 2001 and for the years then ended are not included in this Annual Report.

These data are set forth in accordance with Argentine GAAP and US GAAP for all periods presented. See Note 15 to the Consolidated Financial Statements in Item 18 for information regarding certain differences between Argentine GAAP and US GAAP.

As further discussed in Note 3.c to the Consolidated Financial Statements, we discontinued restating our financial statements into constant currency effective March 1, 2003, as required by a CNV resolution. Argentine GAAP required companies to restate financial statements for inflation through September 30, 2003.

As stated in footnote 1 to the selected consolidated income statement and balance sheet data, figures for the year ended December 31, 2003 reflect adjustments for inflation until February 28, 2003 and figures for the years ended December 31, 2002 and 2001 were restated in constant pesos as of February 28, 2003 for comparative purposes only. See “Presentation of Financial Information—Inflation Accounting”.

Recent Accounting Pronouncements

As explained in “Item 5—Operating and Financial Review and Prospects—New Accounting Standards under Argentine GAAP”, on December 29, 2005 and January 26, 2006, the CNV approved, with certain amendments, Resolution CD No. 93/05 issued by the CPCECABA, which establishes new accounting and disclosure standards under Argentine GAAP. These standards have been effective for the Company since January 1, 2006. The adoption of these new standards did not have any impact on the Company’s financial position or results of operations, except for the classification of foreign currency translation adjustments as a component of equity. As of December 31, 2005, 2004, 2003 and 2002, the foreign currency translation adjustments were P$31 million, P$24 million, P$21 million and P$28 million, respectively.

We maintain our financial books and records and prepare our financial statements in pesos in conformity with Argentine GAAP, which differ in certain significant aspects from US GAAP. For a summary description of the principal differences between Argentine GAAP and US GAAP, as they relate to us, see Note 15 to our Consolidated Financial Statements.

Supplementary Unconsolidated Financial Information

For information regarding our financial and operating results on an unconsolidated basis see Note 14 to our Consolidated Financial Statements.

CONSOLIDATED SELECTED INCOME STATEMENT AND BALANCE SHEET DATA

	As of and for the Year Ended December 31,
	2005	2004	2003	2002	2001
	(P$millions, except per share data)
INCOME STATEMENT DATA(1)
Argentine GAAP
Net sales	5,718	4,494	3,753	4,012	7,056
Cost of services general and administrative and selling expenses	(5,216)	(4,097)	(3,649)	(4,220)	(6,185)
Operating income/(loss)	502	397	104	(208)	871
Other, net(2)	(465)	(1,245)	(110)	(5,508)	(661)
Gain on debt restructuring	1,424	209	376	0	0
Income tax (expense) benefit, net	(122)	(27)	7	1,304	(112)
Minority interest	(612)	305	(180)	2,009	(45)
Net income (loss)	727	(361)	197	(2,403)	53
Net income (loss) per ordinary share(3)	66.49	(37.37)	16.23	(232.78)	2.42
Net income (loss) per B Preferred Share(4)	231.15	(129.91)	56.36	(809.19)	8.42
Dividends paid per Series B Preferred Share(4)(5)	0	0	0	0	17.63
Dividends paid per ordinary share(3)(5)	0	0	0	0	5.02
US GAAP Amounts(6)
Operating income (loss)	441	440	51	(269)	741
Net income (loss)	491	(519)	222	(759)	(1,966)
Net income (loss) per ordinary share(3)	47.02	(49.70)	21.26	(72.69)	(188.32)
Net income (loss) per Series B Preferred Share	163.46	(172.78)	73.9	(252.54)	(654.70)
BALANCE SHEET DATA(1)
Argentine GAAP Amounts
Current assets	1,550	4,450	3,198	2,123	2,666
Fixed assets, net	5,959	6,895	8,001	9,689	10,613
Total assets	8,565	12,339	12,284	12,961	14,574
Current liabilities	2,208	10,234	10,692	11,761	4,025
Current debt	905	9,434	9,996	11,135	2,552
Non-current liabilities	4,443	1,540	365	345	5,318
Non-current debt(6)	3,996	1,219	86	145	4,592
Minority interest	872	257	561	379	2,380
Foreign currency translation adjustments	31	24	21	28	—
Total shareholders’ equity	1,011	284	645	448	2,851
Total liabilities, minority interest, foreign currency translation adjustments and shareholders’ equity	8,565	12,339	12,284	12,961	14,574
US GAAP Amounts(7)
Total assets	8,713	12,692	11,644	12,176	15,229
Current liabilities	2,206	10,227	10,692	11,761	12,864
Non-current liabilities	6,353	3,330	939	824	1,437
Minority interest	408	(117)	242	31	704
Total shareholders’ (deficit) equity	(254)	(748)	(229)	(440)	224

(1)             Figures for the year ended December 31, 2003 reflect adjustments for inflation until February 28, 2003. Figures for year 2002 reflect the adoption of inflation accounting for the entire period. Figures for years 2002 and 2001, have been restated in constant pesos as of February 28, 2003 for comparative purposes. See “Presentation of Financial Information—Inflation Accounting”.

(2)             Other, net includes equity gain (loss) from related companies, amortization of goodwill, financial results, net and other expenses, net.

(3)             Calculated based on 5,330,400 ordinary shares outstanding during each year; excludes from net income amounts accrued for the payment of dividends to holders of preferred stock.

(4)             Calculated based on 1,470,455  Series B Preferred Shares outstanding during each year. In April 1997, Nortel’s shareholders decided in an extraordinary meeting to amend the right of dividends, reducing the formula for the calculation of dividends on Series B Preferred Shares from 49.46% to 48.96% from June 16, 1997.

(5)             No dividends were paid for years 2001, 2002, 2003, 2004 and 2005. See “Item 8—Financial Information—Dividend Policy”.

(6)             The amount of Telecom Argentina’s restructured debt recorded on the Company’s consolidated balance sheet as of December 31, 2005 has been discounted to its present value as required under Argentine GAAP. See “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Debt Restructuring Results”. As of December 31, 2005, such discount amounted to P$277 million. As of December 31, 2005, the outstanding nominal amount of total consolidated debt was P$5,178 million, including derivatives.

(7)             The following tables show the principal reconciling items between our consolidated selected Argentine GAAP and US GAAP amounts shown for all years presented. For a description of these differences please refer to Note 15 to the Consolidated Financial Statements.

	As of December 31,
	2005	2004	2003	2002	2001
Total assets under Argentine GAAP	8,565	12,339	12,284	12,961	14,574
Valuation differences:
Translation of foreign-currency transactions as of 12/31/2001	-	-	-	-	585
Foreign-currency translation	(10)	5	8	79	-
Capitalization of foreign currency exchange differences	(314)	(443)	(566)	(762)	-
Other adjustments	6	6	7	2	5
Tax effects on US GAAP adjustments	112	166	198	269	(204)
Valuation allowance	-	(296)	(357)	(373)	203
Balance sheet classification differences:
Deferred income taxes	361	935	70	-	66
Other classifications(i)	(7)	(20)	-	-	-
Total assets under US GAAP	8,713	12,692	11,644	12,176	15,229

	As of December 31,
	2005	2004	2003	2002	2001
Total current liabilities under Argentine GAAP	2,208	10,234	10,692	11,761	4,025
Valuation differences:
Translation of foreign-currency transactions as of 12/31/2001	-	-	-	-	1,631
Accounting for derivative instruments and hedging activities(ii)	-	-	-	-	208
Other adjustments	-	5	-	-	-
Tax effects on US GAAP adjustments	-	3	-	-	(644)
Valuation allowance	-	(3)	-	-	571
Balance sheet classification differences:
Financial indebtedness(iii)	-	-	-	-	7,073
Other classifications(i)	(2)	(12)	-	-	-
Total current liabilities under US GAAP	2,206	10,227	10,692	11,761	12,864

	As of December 31,
	2005	2004	2003	2002	2001
Total non-current liabilities under Argentine GAAP	4,443	1,540	365	345	5,318
Valuation differences:
Redeemable preferred shares	708	579	484	436	584
Translation of foreign-currency transactions as of 12/31/2001	-	-	-	-	2,491
Foreign-currency translation	(4)	(6)	-	-	-
Debt Restructurings	1,300	235	-	-	-
Telecom Personal Pre-APE Debt Restructurings	-	-	20	43	-
Other adjustments	3	-	-	-	-
Tax effects on US GAAP adjustments	(453)	(76)	(7)	(15)	(872)
Valuation allowance	-	131	7	15	923
Balance sheet classification differences:
Deferred income taxes	361	935	70	-	66
Financial indebtedness(iii)	-	-	-	-	(7,073)
Other classifications(i)	(5)	(8)	-	-	-
Total non-current liabilities under US GAAP	6,353	3,330	939	824	1,437

	As of December 31,
	2005	2004	2003	2002	2001
Total minority interest under Argentine GAAP	872	257	561	379	2,380
Valuation differences:
Translation of foreign-currency transactions as of 12/31/2001	-	-	-	-	15
Foreign-currency translation	(4)	1	3	26	-
Tax effects on US GAAP adjustments	-	-	-	-	(5)
Valuation allowance	-	-	-	-	5
Telecom’s adjustments	(460)	(375)	(322)	(374)	(1,691)
Total minority interest under US GAAP	408	(117)	242	31	704

	As of December 31,
	2005	2004	2003	2002	2001
Total shareholders’ equity under Argentine GAAP	1,011	284	645	448	2,851
Valuation differences:
Redeemable Preferred shares	(708)	(579)	(484)	(436)	(584)
Translation of foreign-currency transactions as of 12/31/2001	-	-	-	-	(3,552)
Foreign-currency translation	39	47	38	115	-
Capitalization of foreign currency exchange differences	(314)	(443)	(566)	(762)	-
Debt Restructurings	(1,300)	(235)	-	-	-
Telecom Personal Pre-APE Debt Restructurings	-	-	(20)	(43)	-
Accounting for derivative instruments and hedging activities(ii)	-	-	-	-	(209)
Other adjustments	3	1	7	1	6
Tax effects on US GAAP adjustments	565	239	205	284	1,317
Valuation allowance	-	(424)	(364)	(388)	(1,296)
Minority interest	450	362	310	341	1,691
Total shareholders’ (deficit) equity under US GAAP	(254)	(748)	(229)	(440)	224

	Years ended December 31,
	2005	2004	2003	2002	2001
Operating income (loss) under Argentine GAAP	502	397	104	(208)	871
Valuation differences:
Foreign-currency translation	2	1	(5)	(12)	-
Capitalization of foreign currency exchange differences	117	119	121	135	-
Goodwill	-	-	-	(10)	-
Other adjustments	(14)	(6)	(2)	-	-
Income statement classification differences:
Other expenses, net as operating loss under US GAAP	(166)	(71)	(167)	(174)	(130)
Operating income (loss) under US GAAP	441	440	51	(269)	741

	Years ended December 31,
	2005	2004	2003	2002	2001
Total net income (loss) under Argentine GAAP	727	(361)	197	(2,403)	53
Valuation differences:
Redeemable preferred shares	(129)	(95)	(48)	148	(48)
Translation of foreign-currency transactions as of 12/31/2001	-	-	-	3,552	(3,552)
Foreign-currency translation	(10)	9	(53)	64	-
Capitalization of foreign currency exchange differences	129	123	196	(762)	-
Debt Restructurings	(1,230)	(235)	-	-	-
Extinguishment of Personal’s restructured debt	165
Telecom Personal Pre-APE Debt Restructurings	-	20	23	(43)	-
Other adjustments	(5)	(6)	6	(5)	3
Tax effects on US GAAP adjustments	328	34	(79)	(960)	1,244
Valuation allowance	424	(60)	24	908	(1,296)
Minority interest	92	52	(44)	(1,258)	1,630
Total net (loss) income under US GAAP	491	(519)	222	(759)	(1,966)

(i)                Includes the classifications corresponding to the acquisition and sale of indefeasible right of use. No classification was recorded for revenue recognition (installation fees), since the amounts involved were immaterial. See Notes 15.II.g and15.II.h to the Consolidated Financial Statements.

(ii)             Argentine GAAP and US GAAP provide for a similar accounting treatment applicable to derivative financial instruments. The US GAAP reconciling item for fiscal year 2001 corresponds to the difference in the effective date of each standard.

(iii)          Under Argentine GAAP, the Company disclosed its outstanding debt as of December 31, 2001, considering the original maturities because no creditor had exercised his right of acceleration of maturities. However, SFAS 78 privileges the enforceability of liabilities by creditors, therefore, the total financial debt affected by the events of default was disclosed as current liabilities as of such date. Since during the fiscal year 2002 the Company has received notices of acceleration and therefore, classified its outstanding debt as current under Argentine GAAP, no disclosure differences exist between Argentine GAAP and US GAAP in this regard.

(b) Selected Unconsolidated Financial Data

We show below selected unconsolidated information for Nortel. The unconsolidated financial statements of the Company are not included in this Annual Report since they are not required for SEC reporting purposes. You can find certain condensed unconsolidated information in Note 14 to the Consolidated Financial Statements, included elsewhere in this Annual Report.

Our selected unconsolidated financial information, shown below, relating to the years ended December 31, 2005, 2004, 2003, 2002 and 2001 have been derived from our annual unconsolidated financial statements not included herein.

The selected unconsolidated financial information should be read in conjunction with: “Item 5—Operating and Financial Review and Prospects—(b) Unconsolidated” and the Financial Statements. Financial data shown in: “Item 5—Operating and Financial Review and Prospects—(b) Unconsolidated” will not correspond to the Consolidated Financial Statements because the Consolidated Financial Statements are prepared on a consolidated basis and therefore include the operations of Nortel’s subsidiary, Telecom. See Note 14 to the Financial Statements for unconsolidated financial information of Nortel.

Nortel’s unconsolidated financial statements account for its equity interest in Telecom Argentina through the equity method. Amounts included under the “equity income from subsidiary” caption of Nortel’s unconsolidated financial statements reflects 54.74% of Telecom’s net income or loss for each of years 2001, 2002, 2003, 2004 and 2005.

	As of and for the Year Ended December 31,
	2005	2004	2003	2002	2001
	(in millions of pesos, except per share data)
INCOME STATEMENT DATA:(1)
Equity gain (loss) from related companies	730	(364)	192	(2,402)	55
General and administrative expenses	(2)	(3)	(3)	(4)	(2)
Operating income (loss)	728	(367)	189	(2,406)	53
Financial results, net
Interest income	0	0	0	0	0
Interest expense	0	0	0	0	0
Other (including monetary results)	0	0	7	1	0
Total financial results, net	0	0	7	1	0
Other, net	(1)	7	1	2	-
Income tax	0	(1)	-	-	-
Net income (loss)	727	(361)	197	(2,403)	53
Net income (loss) per ordinary share(2)	66.49	(37.37)	16.23	(232.78)	2.42
OTHER DATA(1):
Cash dividends collected from subsidiary(3)(6)	0	0	0	0	257
Cash dividends paid on Nortel’s preferred stock(4)(5)(6)	0	0	0	0	88
Cash dividends paid on Nortel’s ordinary shares(4)(5)(6)	0	0	0	0	27
Total dividends paid	0	0	0	0	115
BALANCE SHEET DATA(1):
Total assets	1,013	286	653	467	2,864
Long-term debt	0	0	0	0	0
Retained earnings (accumulated deficit)	(250)	(977)	(616)	(813)	1,592
Total shareholders’ equity	1,011	284	645	448	2,851

(1)             Figures for the year ended December 31, 2003 reflect adjustments for inflation until February 28, 2003. Figures for year 2002 reflect the adoption of inflation accounting for the entire period. Figures for years 2002 and 2001 have been restated in constant pesos as of February 28, 2003 for comparative purposes.

(2)             Calculated based on 5,330,400 shares outstanding during each year; excludes from net income amounts accrued for the payment of dividends to holders of preferred stock.

(3)             At Telecom Argentina’s annual shareholders’ meeting held on December 19, 2000, the shareholders approved the creation of a reserve for future dividend payments of approximately P$388 million and gave the Board of Directors the necessary authority to determine its distribution. The reserve was distributed and dividends were paid on January 24, 2001, of which Nortel received P$214.39 million. On April 24, 2001, Telecom Argentina’s Board of Directors decided to distribute a cash dividend of P$77.81 million, paid on May 3, 2001, of which the Company received P$42.64 million. At Telecom Argentina’s annual shareholders’ meetings for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, held on April 24, 2002, April 30, 2003, April 29, 2004, April 27, 2005 and April 27, 2006, respectively, Telecom Argentina’s shareholders decided that because of Telecom Argentina’s financial condition, results of operations and debt service obligations, Telecom Argentina would not pay dividends for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively.

(4)             The shareholders’ annual ordinary and extraordinary meeting held on January 19, 2001 approved the following distribution of profits for the year ended September 30, 2000: P$102.57 million for the payment of cash dividends (P$51.44 million paid as dividends on Series ”A” Preferred Shares, P$25.04 million paid as dividends on Series ”B” Preferred Shares and P$26.09 million paid as dividends on ordinary shares), payable in one installment, which was paid on January 26, 2001.

(5)             The shareholders’ annual ordinary and extraordinary meeting held on April 26, 2001 approved the following distribution of profits for the year ended December 31, 2000: P$10.90 million on Series A Preferred Shares,

P$0.92 million on Series B Preferred Shares, and P$0.94 million on ordinary shares, payable in one installment which was paid on April 26, 2001.

(6)             No dividends were paid for years 2001, 2002, 2003, 2004 and 2005. See “Item 8—Financial Information—Dividend Policy”.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See: “Item 10—Additional Information—Foreign investment and exchange controls in Argentina”.

	High	Low	Average(1)	End of Period
Year Ended December 31, 2001	1.00	1.00	1.00	1.00
Year Ended December 31, 2002	1.00	1.00	1.00	1.00
Year Ended December 31, 2003	3.90	1.55	3.24	3.37
Year Ended December 31, 2004	3.35	2.76	2.95	2.93
Year Ended December 31, 2005	3.04	2.86	2.92	3.03
Month Ended December 31, 2005	3.04	2.98	3.02	3.03
Month Ended January 31, 2006	3.07	3.03	3.05	3.07
Month Ended February 28, 2006	3.08	3.07	3.07	3.07
Month Ended March 31, 2006	3.08	3.07	3.08	3.08
Month Ended April 30, 2006	3.09	3.04	3.07	3.05
Month Ended May 31, 2006	3.09	3.03	3.06	3.09
Month Ended June 30, 2006 (through June 26, 2006)	3.09	3.08	3.08	3.09

(1)             Yearly data reflect average of month-end rates.

Sources: BCRA; Banco de la Nación Argentina

Fluctuations in the exchange rate between the peso and the U.S. dollar may affect the dollar equivalent of the peso prices of the Company’s Series B Preferred Shares on the Buenos Aires Stock Exchange and, as a result, are likely to affect the market price of the Company’s American Depositary Shares (the “Series B ADSs”) in the United States.

On June 26, 2006, the closing exchange rate (ask price) quoted by Banco de la Nación Argentina (“Banco Nación”) was P$3.09=US$1.00.

Capitalization and Indebtedness

Not applicable

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should consider the following risks with respect to an investment in Nortel and investments in Argentine corporations that are not normally associated with investments in the securities of issuers in the United States and other jurisdictions.

Risk Factors Relating to Argentina

Overview

Nortel’s single largest investment, Telecom Argentina, has substantially all of its property, operations and customers located in Argentina and most of Telecom Argentina’s indebtedness is denominated in or swapped to U.S. dollars. Accordingly, Telecom Argentina’s financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina and on the rates of exchange between the peso and the U.S. dollar. In the past several years, the Argentine economy has experienced a severe recession as well as a political crisis. The abandonment of dollar-peso parity has led to significant devaluation of the peso against major international currencies, resulting in Telecom Argentina’s need to restructure its financial indebtedness. These conditions have affected and will continue to affect each of Nortel’s and Telecom Argentina’s financial condition and results of operations and may impair Telecom Argentina’s ability to make payments of principal and/or interest on its financial indebtedness and Nortel’s and Telecom Argentina’s ability to pay dividends.

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

Substantial inflation may return, which would negatively impact Telecom Argentina’s margins.

Argentina experienced high levels of inflation during 2002, when the Argentine consumer price index increased 41% and the wholesale price index increased 118%. The level of inflation reflected both the effect of the peso devaluation on production costs and a substantial change in relative prices, partially offset by the elimination of public utility rate adjustments and the large drop in demand resulting from the recession.

Inflation slowed in 2003, with the Argentine consumer price index increasing by 3.7% and the wholesale price index increasing by approximately 1.9%. In 2004, the Argentine consumer price index increased by 6.1% and the wholesale price index increased by 7.9%. In, 2005, the Argentine consumer price index increased by 12.3% and the wholesale price index increased by 10.7%. In the three-month period ending on March 31, 2006, the consumer price index increased 2.9% and the wholesale price index increased 2.4%. The Argentine Government has implemented several actions in order to monitor and control prices of the most relevant goods and services. Despite the relatively moderate levels of inflation in recent years, it is possible that the Argentine economy will experience significant inflation in the future. If the BCRA issues significant amounts of currency to finance public sector spending to intervene in the foreign exchange market or to assist financial institutions in distress, or if the value of the peso cannot be stabilized by positive expectations for Argentina’s economic future and/or strict fiscal and monetary policies, an increase in inflation rates can be expected. Since Telecom derives the majority of its revenues from fees payable in pesos, unless its tariffs increase at a rate at least equal to the rate of inflation, any further increase in the rate of inflation would decrease its revenues in real terms and adversely affect our results of operations. As discussed below under “Risks Associated with Telecom and its Operations”, Telecom Argentina’s ability to increase its regulated rates is subject to approval of regulatory authorities. Telecom cannot guarantee that the permitted increases will be sufficient to counter inflationary pressures and cannot assure you that the results of any future rate  negotiations will be favorable to Telecom and to its financial condition.

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

The requirements of Article 206 and paragraph 5 of Article 94 were temporarily suspended by governmental decrees until December 10, 2005.

Since Telecom reported significant losses for the year ended December 31, 2002, which absorbed Telecom’s reserves and significantly reduced its shareholders’ equity, Telecom qualified for mandatory reduction of its capital stock. This situation remained unchanged as of December 31, 2005. Accordingly, Telecom’s Ordinary Shareholders Meeting held on April 27, 2006 approved the use of the Telecom’s legal reserve and a portion of its capital adjustment account to absorb accumulated losses and remediate this situation. See “Item 9—The Offer and Listing” in the Telecom Form 20-F.

As of December 31, 2005 and March 31, 2006, Nortel’s accumulated deficit has not exceeded its reserves plus 50% of its stated capital. We did not report losses for the fiscal year ended December 31, 2005. However, we cannot guarantee that we will not report significant losses in the future and again qualify for capital stock reduction under Article 206 or under paragraph 5 of Article 94.

In the past periods of macroeconomic distress, such as those in 1989 and 2002, Articles 206 and paragraph 5 of Article 94 have been temporarily suspended. However, we cannot guarantee that in any future periods of macroeconomic distress such suspension would occur.

Future Argentine Government policies will likely significantly affect the economy as well as the operations of the telecommunications industry.

The Argentine Government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. Due to the Argentine economic crisis, the Argentine Government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. Under the Kirchner administration, the CNC has adopted new interpretations of applicable regulations and imposed fines on telecommunications companies, particularly incumbent operators such as Telecom. See “Item 8—Financial Information—Legal Proceedings” in the Telecom Form 20-F for more information. In addition, local municipalities in the regions where Telecom operates have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and wireless networks. Local and federal tax authorities have also brought an increasing number of claims against Telecom. Telecom disagrees with these proceedings and is vigorously contesting them. However, we cannot assure you that laws and regulations currently governing the economy or the telecommunications industry will not change, or that any changes will not adversely affect Telecom’s business, financial condition or results of operations as well as its ability to honor its foreign currency denominated debt obligations.

In the event of further social or political crisis, companies in Argentina may also face the risk of further civil and social unrest, strikes, expropriation, nationalization, forced renegotiation or modification of existing contracts, and changes in taxation policies, including royalty and tax increases and retroactive tax claims.

Argentina continues to face considerable economic, legal and political uncertainty.

Although general economic conditions have shown improvement and political protests and social disturbances have diminished considerably since the economic crisis of 2001 and 2002, the rapid and radical nature of the changes in the Argentine social, political, economic and legal environment over the past several years have given rise to significant uncertainties about the country’s economic and political future. It is currently unclear whether the economic and political instability experienced over the past several years will continue and it is possible that, despite recent economic growth, Argentina may return to a deeper recession, higher inflation and unemployment and greater social unrest. If instability persists, there could be a material adverse effect on our results of operations and financial condition.

In addition, Argentine Courts have issued rulings changing existing jurisprudence on labor matters and indicating an increase in the assumption by companies of the responsibility for, and the costs and risks associated with, utilizing sub-contracted labor.

In a context in which the governing law and applicable regulations change frequently, it is difficult to guarantee that Telecom’s commercial activities are not going to be affected in any way.

Argentina’s fiscal problems and sovereign debt default have negatively affected the macroeconomic environment.

The Argentine Government faced severe fiscal problems as a result of the devaluation of the Argentine peso. Due to the fact that almost all of the financial obligations of the Argentine Government were denominated in foreign currencies, there was an increase in the cost of financial services (in terms of Argentine pesos) of the debt of the Argentine Government as a result of the devaluation in 2001 and 2002. The Government’s fiscal revenues are also denominated, in large part, in Argentine pesos and although these revenues have increased in Argentine pesos, due to inflation and to the establishment of new sources of tax collection, the revenues decreased in US dollar-terms. For this reason, the Government was severely affected in its ability to carry out its payment obligations using foreign currency.

The Argentine Government has defaulted on a significant part of its public debt in recent years. Due to a sustained lack of investor confidence in Argentina’s ability to make payments due on its sovereign debt and in the Argentine economy generally, Argentina’s opportunities to effectively raise capital in the international markets have been severely limited.

On September 17, 2004, the IMF approved the Argentine Government’s request to defer repayment of about US$1.1 billion. On January 10, 2005, Argentina launched a formal offer to restructure more than US$100 billion of defaulted debt. On March 3, 2005, the Argentine Government announced that 76% of its creditors had accepted the offer. On June 2, 2005, new securities totaling approximately US$35.3 billion were issued by the government and corresponding debt service payments were made. However, there can be no assurance that the Argentine Government will not default on its obligations under these new bonds in the event that it experiences another economic crisis. In addition, Argentina will have to withstand any legal actions that may be filed by bondholders who did not accept the Argentine Government’s exchange offer. Finally, in January 2006, the Argentine Government completed an early repayment of all of its outstanding indebtedness with the IMF, an amount of approximately US$10.0 billion

It is too early to assess what effects, if any, the recent sovereign debt restructuring will have on investor confidence, the Argentine economy or on the government’s relationship with the holdouts. After the economic crisis in 2001, the Argentine Government has maintained a policy of fiscal surplus. To be able to repay its debt, the Argentine Government may be required to continue adopting austere fiscal measures that could adversely affect economic growth. A new default by the Government, could lead to a new recession, higher inflation and unemployment and social unrest, which would negatively affect our financial condition and results of operations. In addition, the Government’s default and its consequences may continue to affect the ability of private companies, including Telecom and Nortel, in obtaining access to capital markets or other forms of financing.

The Argentine banking system is still recovering from a collapse.

In recent years, the Argentine financial system has been characterized by extreme volatility. In the past, the Argentine Government has restricted bank withdrawals and required the conversion of dollar deposits to pesos. This led to a significant decrease in commercial and financial activities, diminished spending and greatly increased social unrest, resulting in widespread public protests against financial institutions.

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

Argentina’s economic growth and the relative stability of the country’s exchange rate and inflation evidenced since 2003 have allowed a gradual accumulation of deposits in Argentine financial institutions and improved the liquidity of the financial system. Since 2003, overall bank deposits continued to improve. The recovery in deposits was originally restricted to those of a short-term nature (mainly in demand deposit accounts and saving accounts), but longer term certificates of deposit started to increase in the second half of 2004, allowing a recovery of overall bank financing to the private sector accompanied by growth rates of 26% in 2004 and 38% in 2005.

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

Under Argentine law, a shareholder’s liability for losses of a company is limited to the value of his or her shareholdings in the company. Under Argentine law, however, shareholders who vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution. In connection with recommending any action for approval by shareholders, the Board of Directors of Nortel frequently obtains, and intends to obtain in the future, opinions of counsel concerning the compliance of the actions with Argentine law and Nortel’s bylaws (or regulations, if any). Although the issue is not free from doubt, based on advice of counsel, Nortel believes that a court in Argentina in which a case has been properly presented would hold that a non-controlling shareholder voting in good faith and without a conflict of interest in favor of such a resolution based on the advice of counsel that such resolution is not contrary to Argentine law or the Company’s bylaws or regulations would not be liable under this provision.

Risk Factors Relating to Nortel

As a holding company, Nortel’s ability to meet its financial obligations and to pay dividends is dependent upon the receipt of cash dividends and other distributions paid on the common stock of Telecom that it owns. We have not paid any dividend since 2001 and do not expect to pay dividends in the near future.

Nortel is a holding company which owns shares of common stock of Telecom Argentina, Nortel’s sole substantial asset. As a holding company, Nortel’s ability to meet its financial obligations, and to pay dividends and other distributions (including mandatory redemption payments) on the Series A and B Preferred Shares is dependent upon the receipt of cash dividends and other distributions paid on the common stock of Telecom Argentina that it owns. Telecom Argentina and Nortel did not pay dividends for the years ended December 31, 2005, 2004, 2003, 2002 or 2001 and there can be no assurance that they will be able to pay dividends in the near future. The ability of Telecom Argentina and consequently Nortel, to pay dividends is subject to Telecom’s ability to generate sufficient cash from operations and is also subject to limits imposed by applicable Argentine law. In particular, under Argentine Companies Law, Telecom Argentina and Nortel may only declare dividends out of liquid and realized profits determined in accordance with Argentine GAAP and other applicable regulations and must allocate 5% of each year’s net income to a legal reserve until the total amount of such reserve equals 20% of its subscribed equity capital. In addition, as discussed in more detail in “Item 5—Operating and Financial Review and Prospects—Telecom’s Ongoing Restructuring Efforts”, the terms of the new notes that Telecom Argentina issued in its restructuring include, in addition to semi-annual scheduled payments of principal and interest, mandatory payments to be made semi-annually based on Telecom Argentina’s “excess cash” (as defined in the notes). The notes that Telecom Argentina issued pursuant to its debt restructuring also provide that if Telecom Argentina makes any

Distribution Payment (a term which includes any dividend), then the minimum excess cash payment for the relevant period must be at least two and a half times such Distribution Payment. In addition, because Telecom Argentina used its legal reserve to absorb accumulated deficit, the Buenos Aires Stock Exchange has issued a notice to record owners of shares of Telecom Argentina indicating that, in accordance with Article 70 of the Argentine Companies Law, Telecom Argentina will not be permitted to distribute any dividends until it fully reconstitutes its legal reserve. As a result, Telecom Argentina does not expect to pay dividends in the near future.

In addition, the declaration and payment of dividends on Series B Shares is subject to the dividend and redemption payments on Nortel’s Series A Preferred Shares. Because Telecom Argentina did not pay dividends for the fiscal years ended December 31, 2001, 2002, 2003, 2004 and 2005, Nortel did not make any distributions on its Series A or Series B preferred shares for the years ended December 31, 2001, 2002, 2003, 2004 and 2005. Due to Telecom’s current financial condition, it is unlikely Telecom Argentina and Nortel will be able to pay dividends in the near future. Further, until 2007, Nortel is required to make redemption payments on its Series A Preferred Shares of P$55 million per year plus the adjustment coefficient set forth by Decree No. 214/02, also known as the “Coeficiente de Establizacion de Referencia” or “CER”. These redemption payments reduce the amount of cash which would otherwise be available to make dividend payments on Series B Preferred Shares and Nortel ordinary shares. Any redemption and dividend payments not declared nor paid by Nortel when due will bear interest at LIBOR. Therefore, even if Telecom Argentina does make dividend payments in future years, Nortel will be unable to use this dividend income to make dividend payments to the Series B preferred and ordinary shareholders until all of the accrued but unpaid amortization and dividends on the Series A Preferred Shares have been paid.

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

Sofora is Nortel’s principal shareholder, owning approximately 67.79% of Nortel’s capital stock as of the date of this report. Sofora is currently 50% owned by Telecom Italia Group, 48% owned by W de Argentina—Inversiones S.L, or W de Argentina—Inversiones (a company that is part of the Werthein Group de Argentina)  and 2% owned by France Telecom Group. Through their ownership of Sofora, the Telecom Italia Group and W de Argentina—Inversiones S.L will have the ability to determine the outcome of any action requiring Nortel’s shareholders’ approval, including the ability to elect a majority of directors.

Nortel has been informed that pursuant to the shareholders’ agreement entered into between the Telecom Italia Group the Werthein Group, the Telecom Italia Group and W de Argentina—Inversiones S.L. have agreed amongst themselves certain matters relating to the election of directors of Nortel and Telecom and have given W de Argentina—Inversiones S.L. veto power with respect to certain matters relating to Nortel and Telecom.

Telecom Argentina and its subsidiaries have engaged in and will continue to engage in transactions with related parties of Nortel. Certain decisions concerning our operations or financial structure may present conflicts of interest between these shareholders as direct or indirect owners of Nortel’s and Telecom’s capital stock and as parties with interests in these related party contracts. See “Item 7—Major Shareholders and Related Party Transactions”.

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

Nortel’s consolidated financial statements under Argentine GAAP may not give you the same information as financial statements prepared under U.S. GAAP.

There is a lower level of regulation of the Argentine securities markets and of the activities of investors in these markets as compared with the securities markets in the United States and certain other developed countries. We maintain our financial books and records and prepares our financial statements in conformity with Argentine GAAP, which differs in certain significant aspects from US GAAP. See Note 15 to Nortel’s Consolidated Financial Statements for a description of the significant differences between Argentine GAAP and US GAAP as they relate to Nortel.

Risk Factors associated with Telecom and its Operations

It is possible that Telecom Argentina will not be able to pay the interest or the principal of its indebtedness.

Having successfully completed the restructuring of its financial indebtedness in August 2005, Telecom Argentina foresees being able to make payments of principal and interest on the notes it issued pursuant to its APE. Nonetheless, this expectation is based on certain assumptions regarding macroeconomic factors which will affect significant components of Telecom’s business.

If any of these assumptions are incorrect, or if there are unforeseen events which significantly and adversely affect Telecom’s operations or if restrictions are imposed on its ability to transfer funds abroad, it is possible that Telecom Argentina might not be in a position to make the interest and principal payments due under its indebtedness. Investments in Telecom’s securities, therefore involve a high degree of risk. However, compliance with the prepayment obligations included in the terms and conditions of the Telecom Argentina notes issued pursuant to the APE has resulted in the cancellation of the principal mandatory amortizations scheduled through April 2009.

Although Telecom Argentina has fully complied with the applicable regulation, we cannot assure you that Telecom Argentina’s publicly traded notes will be entitled to the benefits of the exemption from withholding tax provided in the Argentine negotiable obligations law. As a consequence, Telecom Argentina could be obliged to pay Argentine taxes on the publicly traded notes and such obligation, if imposed, could adversely affect its ability to satisfy its obligations under the notes and/or invest in its business.

Due to Telecom Personal’s debt service obligations and other funding needs related to the expansion of its business, Telecom Personal’s cash flow is being fully applied to meet its own requirements for the near future and is not generally available to Telecom Argentina. Accordingly, Telecom Argentina’s ability to satisfy the debt service obligations under the notes will depend principally on the free cash flow generation of Telecom Argentina (excluding the operations of Telecom Personal and its subsidiaries).

Given that the debt instruments of Telecom Argentina are not guaranteed by any of Telecom Argentina’s subsidiaries, such instruments will be subordinated structurally to indebtedness incurred by its subsidiaries with respect to any assets of those subsidiaries. Accordingly, upon the liquidation or reorganization of Telecom Argentina’s subsidiaries, its right to participate in any distribution of their assets is subject to the prior claims of creditors of the relevant subsidiary, including trade creditors. As of December 31, 2005, Telecom Argentina’s subsidiaries (among them, Telecom Personal and Núcleo) had liabilities reaching a total equivalent amount of US$648 million (including trade creditors and excluding inter-company obligations). Subject to certain restrictions, Telecom Argentina’s subsidiaries can incur additional debt and all of that debt will be structurally senior to the debt instruments of Telecom Argentina.

Telecom Argentina’s ability to operate its business will be constrained by the indenture governing the notes that Telecom Argentina issued in connection with the APE.

The indenture governing the notes issued pursuant to Telecom Argentina’s APE contain certain operating and financial restrictions and covenants that could adversely affect Telecom Argentina’s ability to finance its future operations or capital needs or to engage in certain business activities. These agreements limit, and in some cases prohibit, Telecom Argentina’s ability to:

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

•                  engage in other lines of business; or

•                  engage in certain mergers.

In addition, the notes issued pursuant to Telecom Argentina’s APE contain cash sweep provisions which will require Telecom Argentina to use any “excess cash” as defined in the notes, to prepay Telecom Argentina’s notes, which will further limit Telecom Argentina’s ability to finance its future operations or capital needs. Due to significant accumulated losses and these debt service obligations, we do not expect Telecom Argentina to be able to pay dividends in the near future.

In March 2006, Telecom Argentina implemented certain modifications to the Indenture governing the notes issued pursuant to the APE, after obtaining the approval of noteholders represented at an Extraordinary Bondholders Meeting. The approved modifications removed restrictions on capital expenditures for Telecom Personal and eliminated Telecom Argentina’s obligation to reinvest in Telecom Personal any distribution payments received from Telecom Personal.

Telecom Argentina’s Series A and Series B notes contain mandatory prepayment terms and permit redemption at the option of Telecom Argentina.

The terms of the Series A and Series B notes that Telecom Argentina issued pursuant to the APE include mandatory prepayment terms that may require Telecom Argentina to prepay the principal amortization of the notes before their scheduled payment date. As of the date of this Annual Report, all principal payments on the notes scheduled to be made through April 15, 2009 have been paid. In addition to making note payments (which are applied to prepay the remaining installments of the notes in direct order of maturity) or optional redemptions (which are applied pro rata at par value), Telecom Argentina may retire the notes through purchases of the notes in the secondary market if the notes are available for purchase at a price below their par value. Telecom Argentina provides no assurance regarding the amount, timing or mechanism for any prepayment of the notes.

Telecom is highly leveraged in foreign currency.

As of December 31, 2005, Telecom’s total nominal consolidated bank and financial indebtedness, denominated in dollars, euro and yen amounted to the equivalent of approximately US$1,618 million, including accrued but unpaid interest and related derivatives. Telecom’s total consolidated peso-denominated debt amounted to P$273 million, equivalent to US$90 million. Telecom’s total leverage may impair its ability to service its indebtedness or obtain additional financing in the future, to withstand competitive pressure and adverse economic conditions or to take advantage of significant business opportunities that may arise.

In addition, Telecom Argentina’s subsidiary Telecom Personal is and will continue to be highly leveraged. As of December 31, 2005, Telecom Personal’s stand-alone outstanding debt was the equivalent of approximately  US$409 million, of which a significant portion is denominated in US dollars.

The “Pesification” and freezing of rates may continue to adversely affect Telecom’s revenues.

In accordance with the Public Emergency Law, in January 2002, rates for basic telephony services and long distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00. The rates Telecom Argentina may charge in the future will be determined by negotiation between Telecom Argentina and the Argentine Government. According to the Public Emergency Law, while undertaking these negotiations, the Argentine Government must consider the effect of these rates on the competitiveness of the general economy, the quality of the services, the investment plans, consumer protection and accessibility of the services and the profitability of public services companies such as Telecom Argentina. In connection with these negotiations, on May 20, 2004, Telecom Argentina and Telefónica de Argentina S.A. signed a Letter of Understanding with the Argentine Government whereby Telecom Argentina agreed, without waiving its right to continue negotiations, to maintain the current tariff structure charged to its customers for fixed line services until December 31, 2004.

On December 17, 2004, Law No. 25,972 was published in the Argentine Government’s Official Bulletin. The law extended the term for the renegotiation of public works and services contracts specified in Article 9 of the Public Emergency Law until December 31, 2005. Law No. 25,972 also stipulated that the Argentine Government would not be bound in its renegotiation of these contracts by any regulations with respect to public works and services currently in effect. The law also confirmed that the effectiveness of the Public Emergency Law would continue until December 2005. In January 2006, Law No. 26,077 was passed further extending the effectiveness through December 31, 2006.

On March 6, 2006, Telecom Argentina executed a new Letter of Understanding with the Argentine Government pursuant to which Telecom Argentina will be permitted to raise certain rates and incorporate certain modifications to the current regulatory framework. Under the Letter of Understanding, rate increases will be restricted to the termination charge for international incoming calls and the extension of the time bands for peak-hour tariffs applied to local and domestic long distance calls. Please see “Item 4—Information on the Company—Recent Developments” in the Telecom Form 20-F”.

We are unable to predict the outcome of the negotiations that are continuing with regard to further rate increases and the rate scheme which will be applied in the future. Moreover, we are unable to predict whether the Argentine Government, as a result of the current rate renegotiations, will impose additional conditions or requirements, and if these conditions or requirements are imposed, whether Telecom will be able to meet them.

Rate restrictions and reductions of some scope and magnitude may continue for a number of years and may reduce revenues from fixed line and other services. While Telecom intends to continue to strive to control operating costs and capital expenditures and improve productivity, those efforts may not offset, in whole or in part, the decline in operating margins that may result from mandatory rate freezing or reductions measured in dollar terms.

Additionally, as of the end of the year 2005, the Argentine Government had implemented various measures to control inflation. It is possible that services not currently regulated in this manner by the Argentine Government may be the subject of future price controls or that similar mechanisms affecting Telecom’s economic and financial situation may be implemented.

Uncertainties resulting from the current economic situation in Argentina and currently existing regulations affecting Nortel and Telecom and may continue to negatively impact Nortel’s and Telecom’s financial position and results of operations.

Telecom Argentina believes that the successful completion of the APE has substantially reduced the risks associated with Telecom Argentina’s financial position; however factors such as the strength of the Argentine economy and the devaluation of the peso, as further described in this “Risk Factors” section, may continue to negatively impact the financial position and results of the consolidated operations of Nortel and Telecom Argentina.

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

In addition, the Telecom Italia Group and W de Argentina—Inversiones S.L are each required to maintain direct ownership of at least 15% of the common stock of Sofora.

Nortel owns all of Telecom Argentina’s Class A Ordinary Shares (51% of Telecom Argentina’s total capital stock) and approximately 8.44% of Telecom Argentina’s Class B Ordinary Shares (3.74% of Telecom Argentina’s total capital stock) which, in the aggregate, represents approximately 54.74% of Telecom Argentina’s total capital stock. Telecom Argentina is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of Telecom Argentina’s capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders.

Pursuant to the provisions of Telecom Argentina’s List of Conditions as amended by Resolutions S.C. No 111/03 and No 29/04: (i) any reduction of ownership of Nortel in the capital stock of Telecom Argentina to less than 51% without prior approval of the Regulatory Bodies; or (ii) any reduction of ownership of currently common shareholders in the capital stock with voting power of Nortel to less than 51% without prior approval of the Regulatory Bodies, may result in the revocation of Telecom’s telecommunications license.

Pursuant to the provisions of the Telecom Personal List of Conditions for STM, SRMC and PCS, the license holders of these services may not assign, transfer, encumber or dispose of the licenses or of the rights arising therefrom unless there is an authorization from the CNC.

Telecom’s business operates in a competitive environment which may result in a reduction in our market share in the future.

Telecom competes with licensed provider groups, comprised of, among others, independent fixed line service providers, wireless (cellular) and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina. Groups with data transmission networks and other companies providing wireless services may be indirect competitors of Telecom Argentina and its subsidiaries to the extent those services may be substitutes for fixed wireline telephony. As of December 31, 2005, more than 150 licenses for local and/or long distance services had been granted since the end of the exclusivity period.

Telecom expects that it will face pressure on the rates it charges for services and it could experience loss of market share for fixed-line service as a result of this competition particularly in the long distance service and internet businesses. In addition, the market for wireless services is very competitive as certain of Telecom’s competitors have substantial telecommunications experience. In 2004, Telefónica Móviles, S.A. (“Telefónica Móviles”), the wireless affiliate of Telefónica de España, S.A., acquired the Argentine wireless business of Companía de Radiocomunicaciones Moviles S.A. “Movicom” which resulted in Telefónica Móviles becoming Argentina’s largest wireless operator in terms of numbers of subscribers. The Internet services and wireless telecommunications markets, which Telecom expects will continue to account for an increasing percentage of Telecom’s revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the fixed line market, Telecom must invest in its fixed-line network and information technology in order to maintain and improve service quality and to prepare the network for the development and provision of new services that require enhanced capacity. To remain competitive in the wireless telecommunications market, Telecom

Personal must enhance its wireless networks principally by completing the transition from TDMA to GSM technology), expand its GSM network coverage, provide high service quality and attractive plans. To remain competitive in the Internet services market, Telecom must constantly upgrade its access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of its services. Telecom must also adapt to changing market conditions. Future technological developments may result in decreased customer demand for certain of Telecom’s services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, wireless network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. Responding to these changes may require Telecom to devote substantial capital to the development, procurement or implementation of new technologies.

Telecom also anticipates that it will have to devote significant resources to the refurbishment and maintenance of its existing network infrastructures. In addition, Telecom may have to repair or replace its equipment lost due to theft or vandalism.

Certain operating and financial restrictions under the terms of Telecom’s indebtedness (including limits on capital expenditures by Telecom Argentina) and the macroeconomic situation in Argentina and Telecom’s related lack of access to bank financing and the capital markets may impede Telecom’s ability to successfully invest in, and implement, new technologies, coverage and services in a timely fashion. Accordingly, we cannot assure you that Telecom will have the ability to make needed capital expenditures and operating expenses. If Telecom is unable to make these expenditures, or if its competitors are able to invest in their businesses to a greater degree than Telecom is, Telecom’s competitive position will be adversely impacted.

Moreover, the products and services Telecom offers may fail to generate revenues or attract and retain customers. If Telecom’s competitors present similar or better responsiveness, functionality, services, speed, plans and features, Telecom’s customer base and Telecom’s user traffic may be materially affected.

Competition is and will continue to be affected by Telecom’s and its competitors’ respective business strategies and alliances. Accordingly, Telecom may face additional pressure on the rates it charges for its services or experience loss of market share in these areas. In addition, the general business and economic climate in Argentina, including economic turbulence and regional differences in growth, interest rates, inflation rates and the instability of the dollar/peso exchange rate may affect Telecom and its competitors differently, potentially to the relative disadvantage of Telecom. Telecom also expects that the level of competition in its markets will continue to increase in the future.

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

In this context, and given the fact that Telecom is limited in its ability to resolve these issues since it has not yet received authorization for tariff increases, Telecom concluded several agreements with various labor organizations representing Telecom’s fixed-line telephony employees. These agreements entered into effectiveness in January 2005 and remained in force for all of fiscal year 2005. Telecom entered into additional salary agreements in January 2006 and April 2006. Please see “Item 6—Directors, Senior Management and Employees—Employees and Labor Relations” and “Item 8—Financial Information—Legal Proceedings”, both in the Telecom Form 20-F.

The Argentine Government may order salary increases to be paid to employees in the private sector, which would increase Telecom’s cost of doing business.

The Argentine Government has in the past and may in the future promulgate laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees. In the aftermath of the Argentine economic crisis, both the Government and private sector companies have experienced significant pressure from employees and labor organizations relating to wage levels and employee benefits. In early 2005 the Argentine Government stated that it would not order salary increases by decree. During 2006 additional wage adjustments beyond those already negotiated with the labor organizations are not expected, nor are salary increases anticipated for the personnel outside such labor agreements. Furthermore, there is currently no indication that adjustments will be ordered by the Argentine Government in the near future. However, there has been no abatement of pressure to mandate salary increases, and it is possible the government will adopt measures that will increase salaries or require Telecom to provide additional benefits, which would increase Telecom’s costs and, in the absence of an adjustment of regulated tariffs, reduce Telecom’s profitability.

Moreover, the Argentine congress is discussing certain modifications to labor regulations that, if approved, could materially impact its relationship with its employees.

Telecom is involved in various litigation proceedings which could result in unfavorable decisions and financial penalties for Telecom.

Telecom is party to a number of legal proceedings, some of which have been pending for several years. Telecom cannot be certain that these claims will be resolved in its favor, and responding to the demands of litigation may divert management time, attention and financial resources. Please see “Item 8—Financial Information—Legal Proceedings” in the Telecom Form 20-F attached as an exhibit hereto.

In addition, in the last two years, certain changes in the treatment of employment matters under Argentine law have created new incentives for individuals to pursue employment-related litigation in Argentine courts. These changes include holdings that an employee of a subcontractor may file a direct action against the firm contracting the work, that any cap on severance pay in cases of dismissal without cause is unconstitutional, that an employee may bring a civil action in the event of an occupational accident, and the passage of an amendment to the Employment Contract Law to restrict an employer’s ability to change the form and conditions of work expected of an employee. As a result of these changes, there may be a heightened risk of employment-related litigation. For example, former sales representatives of Telecom Personal have brought legal actions for what they consider to be the untimely termination of their contracts and have submitted claims for the payment of different items such as commission differences, seniority bonuses and lost profit. Decisions on these claims are pending.

The tax authorities have reviewed certain interpretations that could affect the tax treatment of our bad debt expense and fiber optic improvements. See “Item 10—Additional Information—Taxation” and “Item 8—Financial Information—Legal Proceedings” in the Telecom Form 20-F.

Telecom may be subject to measures by the Argentine Government that may modify or impose obligations to provide telecommunications services without or with reduced compensation which may result in losses.

On June 12, 2002, the Argentine Congress passed Law No. 25,609. As of the date of this Annual Report, the executive branch had vetoed Law 25,609 and sent it back to the Congress where it is still being considered. Law No. 25,609 provides that Argentine telephone operators such as Telecom Argentina must provide “indispensable telephony services” to certain public entities even if these beneficiaries do not pay for these services. The implementation of Law No. 25,609 and subsequent regulations may impact Telecom Argentina’s ability to set-off any amounts owed by these public entities against any amounts Telecom Argentina owes to the Argentine Government. In addition, the fulfillment of these obligations may result in losses for Telecom Argentina. Please see “Regulatory Framework—Law No. 25,609”.

Certain regulatory measures that are still pending implementation, including regulations governing the unbundling of the local access (commonly known as local loop) and number portability, could have the affect of increasing competition for the services Telecom offers. Moreover, the Government could modify some of the current regulations, without granting Telecom corresponding compensation for changes in service requirements, could change its interpretation of existing regulations or introduce new obligations, among others, obligations relating to provision of customer services, universal service regulation, etc., which could have a material impact on Telecom’s operations.

The BCRA has imposed restrictions on the transfer of funds outside of Argentina in the past and may do so in the future, which could prevent Telecom Argentina from making payments on its debt.

In 2001 and 2002, the Argentine Government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tightened restrictions on transferring funds abroad, including for purposes of paying principal and interest on debt. Although these restrictions have generally been eliminated, restrictions on transfer of funds have in the past limited and may in the future limit Telecom’s ability to make payments on its debt to creditors outside of Argentina. There can be no assurance that the BCRA will not again restrict the transfer of funds abroad for principal and/or interest payments by Telecom to its foreign creditors, or require its prior authorization for such purposes, which would limit Telecom’s ability to service its debt. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina”.

For a detailed explanation of risks associated with an investment in Telecom, see “Item 3—Key Information—Risk Factors” in the Telecom Form 20-F included as an exhibit hereto.

ITEM 4.                    INFORMATION ON THE COMPANY

The Company

Nortel Inversora S.A. was organized by a consortium of Argentine and international investors to acquire a controlling interest in the common stock of Telecom as the first step in Argentina’s privatization of its fixed-link public telecommunications services and basic telephone services. See “Item 7—Major Shareholders and Related Party Transactions”. As of December 31, 2005, Nortel owned approximately 54.74% of the common stock of Telecom Argentina. Nortel’s sole substantial activity is owning such stock and its sole substantial source of cash income is cash dividends paid on such stock. (See “Item 10—Additional Information—Nortel’s Capital Stock”).

Nortel is a stock corporation (sociedad anónima) organized under the laws of Argentina on October 31, 1990. The duration of Nortel is 99 years from such date of organization. Nortel has decided not to adopt the regime (described more fully under “Item 10—Additional Information—Change of Control”) regarding mandatory tender offers which is applicable to all Argentine corporations with listed securities. The Company’s business offices are located at Alicia Moreau de Justo 50-11th Floor C1107 AAB Buenos Aires, Argentina and its telephone number is 54-11-4968-3631. Nortel’s operations are limited only by its corporate purpose as stated in its bylaws, which is to invest in companies, other than financial services companies, generally, and to invest in Telecom specifically. Therefore, Nortel is able to expand into other businesses within its corporate purpose without regulatory approval. Nortel Inversora S.A.’s commercial names are “Nortel Inversora” outside of Argentina and “Nortel” or “Nortel Inversora” in Argentina.

For a description of Telecom’s business and its principal capital expenditures, see “Item 4—Information on the Company” in the Telecom Form 20-F included as an exhibit hereto.

Our authorized agent in the United States for SEC reporting purposes is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

Recent Developments

Debt Restructuring

The effects of the Public Emergency Law and the devaluation of the peso made it difficult for Telecom Argentina and its subsidiaries to meet their debt service requirements on their financial indebtedness issued prior to the Argentine economic crisis of 2001, principally because most of their revenues were converted into pesos while most of those liabilities remained denominated in U.S. dollars, euro and Japanese yen. In addition, Telecom Argentina was unable to increase tariffs in peso terms to offset the devaluation because tariffs with respect to a large portion of its business may only be adjusted after renegotiation with the Argentine Government.

As a consequence of developments relating to the macroeconomic environment in Argentina and the Public Emergency Law, including the deterioration of the economic situation in Argentina, the devaluation and volatility of the Argentine peso, the pesification of Telecom’s rates and uncertainties surrounding the adjustment of their regulated rates, Telecom Argentina and its subsidiaries found it necessary to restructure their financial debt obligations issued prior to the Argentine economic crisis of 2001. Moreover, due to the restructuring of Telecom Personal, Núcleo was forced to refinance its financial obligations.

On August 31, 2005 Telecom Argentina successfully completed a restructuring of its financial indebtedness pursuant to an APE by issuing debt with new payment terms and by paying cash consideration and making partial cash interest payments.

The Telecom Personal and Núcleo debt restructurings were successfully completed in November 2004. On December 22, 2005, Personal successfully concluded a refinancing of all of the debt instruments issued as a consequence of its financial restructuring process by issuing new notes and loans. The new debt incurred in this refinancing transaction was approximately US$381 million. In the first quarter of 2006, Núcleo also concluded a refinancing of its restructured debt. See “Telecom Personal and Núcleo Refinancing” below.

More detail about the debt restructuring transactions and the terms of the notes issued pursuant thereto can be found in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Obligations and Debt Service Requirements” in the Telecom Form 20-F included as an exhibit hereto. The indenture pursuant to which the Telecom Argentina notes were issued has been filed as an exhibit to the Telecom Form 20-F.

Consent Solicitation

On February 24, 2006, Telecom Argentina launched a consent solicitation seeking consents from holders of its Series A notes and Series B notes issued under an indenture dated August 31, 2005 (the “Indenture”) and for an amendment to the Indenture to remove then existing restrictions on the ability of Telecom Personal to make capital expenditures and the requirement that Telecom Argentina reinvest distribution payments made by Telecom Personal into Telecom Personal. Pursuant to the consent solicitation, Telecom Argentina obtained consents from holders of 63.35% of the aggregate outstanding principal amount of the notes, reaching quorum to hold the bondholders’ meeting in first call. On March 27, 2006, a noteholders’ meeting was held at which the noteholders approved the proposed amendments. On that same date, Telecom Argentina executed a supplemental indenture with The Bank of New York, as trustee, registrar and paying agent.

Letter of Understanding 2006

On March 6, 2006, Telecom Argentina signed a Letter of Understanding (the “Letter of Understanding 2006”) with the UNIREN on behalf of the Argentine Government. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter of Understanding 2006 shall constitute the necessary background for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones (Minutes of Agreement of the Renegotiation of the Transfer Agreement) approved by Decree No. 2,332/90, as stated in Section 9 of Law No. 25,561.

The main terms and conditions of the Letter of Understanding 2006 include:

•                  The technical supervising offices (CNC and UNIREN) have determined that Telecom Argentina satisfactorily complied with most of the requirements contemplated in the Transfer Agreement and by the regulatory framework; and those requirements not fulfilled have been dealt with through sanctions. Some matters relating to Telecom’s usual and regular activities as a Licensee remain pending and shall be determined by June 30, 2006;

•                  Telecom Argentina’s commitment to invest in the technological development and updating of its network;

•                  Telecom Argentina’s commitment to the achievement of its long-term service quality goals;

•                  The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the regulatory framework in effect;

•                  The Argentine Government’s commitment to create an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications companies that shall take part in the process;

•                  Telecom Argentina’s commitment and the commitment of its indirect stockholders Telecom Italia S.p.A. and W de Argentina Inversiones SL, to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and to the License granted to Telecom Argentina by Decree No. 2,347/90, after 30 days from the end of the public hearing convened to deal with the Letter of Understanding 2006 have elapsed, and to discontinue said claims, appeals and petitions after the Minutes of Agreement of the Renegotiation have been ratified;

•                  An adjustment shall be made to increase the termination charge of international incoming calls to a local area to be equivalent to international values (at present such charges are steeply discounted); and

•                  Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter of Understanding 2006 was subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions shall form the foundation for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve said Minutes.

On June 16, 2006 Telecom communicated to UNIREN the above mentioned suspension.

Telecom Personal and Núcleo Refinancing

Telecom Personal originally restructured its outstanding financial indebtedness, including intercompany obligations in November 2004, pursuant to an out-of-court restructuring agreement approved by 100% of the affected creditors. In connection with its restructuring, Telecom Personal issued US$46 million aggregate principal amount of Series A loans, US$367 million aggregate principal amount of Series B loans (of which US$301 million were issued in the form of a syndicated loan agreement and US$66 million were issued in the form of bilateral agreements) and distributed cash payments to creditors of US$165 million (which included US$3 million of withholding tax).

In December 2005, Personal, with a main objective of improving its debt profile by modifying its interest rates and eliminating certain restrictive covenants, created a global program for the issuance of Notes in order to fully cancel the 2004 restructured debt. On December 22, 2005, Personal issued the Notes and successfully concluded the refinancing of all of the debt instruments issued as a consequence of its financial restructuring process. The new debt incurred in this refinancing transaction was approximately US$381 million.

Telecom Personal’s subsidiary, Núcleo, completed a restructuring of its syndicated loan facility and other debts on November 22, 2004. The restructured debt with local creditors (as of December 31, 2005, US$2 million) accrues interest at an annual fixed interest rate of 7.125% while the restructured debt with foreign creditors (as of December 31, 2005, US$15 million) accrues interest at a variable interest rate of three-month LIBOR plus 4.5%. During fiscal year 2005, Núcleo made optional prepayments of the new loans in an aggregate amount of US$28 million. After giving effect to these payments, as of December 31, 2005, Núcleo’s outstanding debt amounted to US$17 million. In the first quarter of fiscal year 2006, Núcleo made additional optional prepayments, using in part funds generated from the issuance of US$9.5 million in local bank debt. These prepayments resulted in the cancellation of all of its above-mentioned debt and associated debt instruments.

Acquisition Financing

To finance its acquisition of Telecom, Nortel incurred approximately US$202.4 million of debt (which was fully paid in 2001) and issued shares of Class A preferred stock (the “Series A Preferred Shares”) with a subscription price of US$713 million and shares of Class B preferred stock (the “Series B Preferred Shares”) with a subscription price of US$433 million. The Series A Preferred Shares pay a dividend of 6% per annum (the “Base Dividend”).

In addition, beginning with the Nortel fiscal year commencing January 1, 1994 and for each fiscal year thereafter for which liquid and realized profits are legally available for distribution after providing for payment of the Base Dividend, holders of Series A Preferred Shares will receive an additional dividend calculated based on the Distributable Return on Equity (“DROE”) of Telecom, if the DROE is higher than 10%. The Series A Preferred Shares are to be redeemed in ten equal annual installments of their subscription price commencing in 1998. The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves. Any redemption payments not declared nor paid by Nortel when due will bear interest, at LIBOR, from the due date until the actual payment date. On January 26, 2001, Nortel paid the fourth installment of the scheduled redemption of Series A Preferred Shares in an amount of approximately P$55.1 million (nominal amount at date of payment). On May 4, 2001, Nortel paid an additional installment of the redemption of Series A Preferred Shares in an amount of approximately P$14 million (nominal amount at date of payment) (corresponding to the proportional amount for the three month period ended December 31, 2000). On April 24, 2002, April 30, 2003, April 29, 2004, April 27, 2005 and April 27, 2006, at Telecom’s annual shareholders’ meetings for the fiscal years ended December 31, 2001, 2002, 2003, 2004 and 2005 respectively, Telecom’s shareholders decided that no dividend payments would be made due to Telecom’s financial condition, results of operations and debt service obligations. Consequently, at Nortel’s annual shareholders’ meetings held on April 25, 2002, April 30, 2003, April 29, 2004, April 27, 2005 and April 27, 2006 for the fiscal years ending December 31, 2001, 2002, 2003, 2004 and 2005, respectively, Nortel’s shareholders decided that no dividends would be paid and that there would be no amortization of the Series A Preferred Shares, due to the lack of liquid and realized profits and/or distributable reserves. As of December 31, 2005, Nortel had accrued but unpaid dividend obligations and amortization payments of P$638 million (including CER). Nortel’s failure to pay the Series A dividends due to the lack of liquid and realized profits and/or distributable reserves, triggered the right of the holders of Series A Preferred Shares to exercise their voting rights and to appoint a member of Nortel’s board of directors, and Nortel’s failure to comply with the financial ratio covenant contained in the terms and conditions of the Series A and Series B Preferred Shares triggered the right of the Series A and Series B shareholders to exercise their voting rights and to appoint a member of Nortel’s board of directors. However, the Series A and Series B shareholders present at Nortel’s annual shareholders meeting held on April 27, 2006, did not hold enough Series A and Series B shares to satisfy the quorum requirement for the appointment of said member of Nortel’s board of directors. Therefore, pursuant to certain regulations issued by the CNV, the appointment of Gustavo Sebastian Viramonte Olmos to Nortel’s board of directors was approved instead by the unanimous vote of all Nortel shareholders present at the general shareholders meeting, including all Series A and Series B shareholders in attendance.

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

At present, Nortel is unable to predict whether Telecom will be able to make future dividend payments. Please see “Item 3—Key Information—Risk Factors” in this Annual Report and in the Telecom Form 20-F attached as an Exhibit hereto.

Relationship between Nortel and Telecom

As of December 31, 2005, Nortel owns 502,034,299 of Telecom Argentina’s Class A Ordinary Shares, nominal value P$1.00 per share (the “Class A Shares”), representing 100% of Telecom Argentina’s issued and outstanding Class A Shares and 51% of Telecom Argentina’s total capital stock, and 36,832,408 of Telecom Argentina’s Class B Shares, nominal value P$1.00 per share, representing approximately 8.44% of Telecom Argentina’s issued and outstanding Class B Shares and approximately 3.74% of Telecom Argentina’s total capital stock. Pursuant to the Privatization Regulations and the terms and conditions of the Transfer Agreement, Nortel is required to own all of Telecom Argentina’s Class A Shares unless the Regulatory Bodies otherwise agree. See “Item 4—Information on the Company—Regulatory Framework” in the Telecom Form 20-F included as an exhibit hereto and “Item 7—Major Shareholders and Related Party Transactions”. Nortel is not required by the Privatization Regulations to own any of Telecom Argentina’s Class B Shares.

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

Nortel’s principal shareholder is Sofora Telecomunicaciones S.A., or Sofora. Sofora owns approximately 67.79% of Nortel’s capital stock as of the date of this report. Sofora is currently 50% owned by Telecom Italia Group, 48% owned by W de Argentina—Inversiones S.L, a holding company incorporated in the Kingdom of Spain, and a company of the Werthein Group and 2% owned by France Telecom Group. On the Transfer Date, Telecom Argentina also entered into a management agreement (the “Management Agreement”) with Telecom Italia and France Cables et Radio S.A. (“FCR”), a subsidiary of France Telecom S.A. (jointly, the “Operators”) pursuant to which the Operators agreed to provide services, expertise and know-how with respect to the Telecom Argentina’s activities. Telecom Italia was sole Operator under this agreement from December 2003 to October 2004. The Management Agreement expired on October 10, 2004.

Description of the Operator

The Telecom Italia Group, which has an indirect interest in Telecom Group, has been Telecom’s exclusive Operator since December 2003. The Telecom Italia Group is a world leader in the information and communication technology sector. As leaders in wireline and wireless communications, Telecom Italia Group companies provide integrated and innovative services in Italy and certain countries outside of Italy. Moreover, the Telecom Italia Group is also active in the media sector and it supplies office products and solutions, commercial systems and IT for gaming and lotteries.

In its domestic Italian market, the Telecom Italia Group is both a technological and market leader in the fastest-growing segments (wireless, broadband and data transmission). Its international operations are concentrated mainly in Latin America, Europe and the Mediterranean basin.

In particular, at December 31, 2005, the Telecom Italia Group was one of the world’s largest wireline operators, with approximately 25.0 million subscriber fixed lines installed (including ISDN equivalent lines). In addition, the Telecom Italia Group was the leading wireless operator in Italy with a total of 48.7 million wireless lines at December 31, 2005, of which 28.6 million lines were domestic and 20.1 million were foreign.

As a result of the merger with Tim Italia S.p.A. (effective as of March 1, 2006), Telecom Italia, S.p.A. is one of the three wireless operators licensed to provide services using GSM 900 technology in Italy and one of the three operators licensed to provide services using GSM 1800 (formerly DCS 1800) technology in Italy. It is also one of four operators holding a UMTS license and providing third-generation telephony services in Italy.

For more information see “Item 7—Major Shareholders and Related Party Transactions.”

Regulatory Framework

The telecommunications industry in Argentina is subject to extensive regulation. For more information on the regulatory framework within which Telecom operates, see “Item 4—Information on the Company—Regulatory Framework” in the Telecom Form 20-F included as an exhibit hereto.

Capital Expenditures

As a holding company, Nortel has no material capital expenditures.

The information contained under “Item 4—Information on the Company—Capital Expenditurest” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated herein by reference in partial answer to this section.

Property, Plant and Equipment

As a holding company, Nortel has no material physical properties.

The information contained under “Item 4—Information on the Company—Property, Plant and Equipment” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated herein by reference in partial answer to this section.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

None

ITEM 5.                    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our Consolidated Financial Statements, including the notes to those financial statements, which appear elsewhere in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with Argentine GAAP, which differs in certain significant aspects from US GAAP. For a discussion of the principal differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation of net income (loss) and shareholders’ equity to US GAAP, see “Differences between Argentine GAAP and US GAAP” in Note 15 to the Consolidated Financial Statements.

The following discussion and analysis is presented by the management of our company and provides a view of our financial condition, operating performance and prospects from management’s perspective. The strategies and expectations referred to in this discussion are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives we implement and other factors. Since much of this discussion is forward-looking, you are urged to review carefully the factors referenced elsewhere in this Annual Report that may have a significant influence on the outcome of such forward-looking statements. We cannot provide assurance that the strategies and expectations referred to in this discussion will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and were generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. We also note that due to the significant impact of the 2001-2002 economic crisis and Telecom Argentina’s debt restructuring, our results of operations, liquidity and capital resources in the period under discussion may not be indicative of future periods. Please refer to “Forward-Looking Statements” and “Item 3—Key Information—Risk Factors” for descriptions of some of the factors relevant to this discussion and other forward-looking statements in this Annual Report.

Nortel is a holding company whose principal asset is its 54.74% equity interest in Telecom Argentina. Therefore, the following discussion of Nortel’s financial condition and results of operations should be read in conjunction with Nortel’s Consolidated Financial Statements and notes thereto included elsewhere in this Form 20-F and with Telecom’s consolidated financial statements and notes thereto and “Item 5—Operating and Financial Review and Prospects” included in the Telecom Form 20-F incorporated herein by reference and included as an exhibit hereto. Such financial statements and notes thereto have been prepared in accordance with Argentine GAAP, which differs in certain respects from US GAAP. See Note 15 to the Consolidated Financial Statements.

Management Overview

The 2005 financial year showed continued growth in revenues, particularly in the wireless reportable segment. The fixed telephony reportable segment continues to grow at a moderate pace, with growth driven primarily by demand for broadband Internet and interconnection service. The wireless reportable segment experienced strong revenue growth, coupled with significant expenses including expenses for handset subsidies and vendors’ commissions. During 2005, Telecom Argentina also completed the restructuring of its financial indebtedness.

Telecom’s operating results and financial condition remain highly vulnerable to fluctuations in the Argentine economy, and, in particular, the fluctuation of the Argentine Peso against the U.S. Dollar and the effects of inflation.

Net sales increased by 27.2% in year 2005, reaching total consolidated net sales of P$5,718 million. The increase reflects the increase in demand for Telecom’s services, particularly in the wireless reportable segment in Argentina. Operating profit for Telecom in year 2005 increased by P$104 million, to P$504 million, as compared to 2004. Telecom’s net income was P$1,334 million for year 2005, compared to net loss of P$666 million for the year 2004, mainly due to the gain of P$1,424 million recognized on a result of the successful completion of Telecom Argentina’s debt restructuring in year 2005 and lower financial loss, net. For an analysis of Telecom’s results of operations for fiscal year 2005, see “Years ended December 31, 2005, 2004 and 2003” below.

Economic and Political Developments in Argentina

The Argentine economy expanded during 2005, experiencing 9.2% real gross domestic product growth over 2004. In 2005, the Argentine consumer price index increased by 12.3% (as compared to 6.1% in 2004) and the wholesale price index increased by 10.7%. The peso remained relatively stable against the U.S. dollar, with a peso/dollar exchange rate of P$2.98 per US$1.00 at December 31, 2004 and of P$3.03 per US$1.00 at December 31, 2005. See “Economic and Political Developments in Argentina” below.

Completion of Debt Restructuring

As a consequence of the abrupt devaluation and volatility of the peso, lower net cash flows generated during the economic crisis in Argentina and the uncertain timetable for resolving discussions with the Argentine Government concerning adjustment of regulated rates, in the second quarter of 2002 each of Telecom Argentina and Telecom Personal announced the suspension of payments on their respective outstanding financial indebtedness and commenced a debt restructuring process.

On August 31, 2005 Telecom Argentina completed the restructuring of its financial indebtedness pursuant to an APE by issuing debt with new payment terms and by paying cash consideration and making partial cash interest payments.

Telecom Personal and Núcleo completed their debt restructurings in November 2004. Subsequently, on December 22, 2005, Telecom Personal concluded a refinancing of all of the debt instruments issued in its financial restructuring process by issuing new notes and loans. The new debt incurred in this refinancing transaction was approximately US$381 million. In the first quarter of 2006, Núcleo also cancelled its remaining bank loans, which had been restructured in November 2004, with new debt proceeds, together with available cash.

See “Liquidity and Capital Resources—Debt Obligations and Debt Service Requirements” below for more detail on these transactions.

Mandatory Absorption of Accumulated Deficit of Telecom Argentina

As of December 31, 2005 Telecom Argentina had an accumulated deficit of P$2,469 million. Telecom Argentina’s shareholders, at their meeting of April 27, 2006, approved the absorption of part of the accumulated deficit with Telecom Argentina’s legal reserve and part with its inflation adjustment of capital account. See “Item 9—The Offer and Listing” in the Telecom Form 20-F.

Regulatory Framework

During 2005, Telecom Argentina’s regulated rates remained unchanged. On March 6, 2006, Telecom Argentina signed a Letter of Understanding with the Argentine Government relating to its regulated tariffs. See “Item 4—Information on the Company—Recent Developments”.

Factors Affecting Telecom’s Results of Operations

Telecom’s results of operations continue to be affected by the Pesification and freeze of regulated tariffs and by the fluctuation of the exchange rate of the peso against the U.S. Dollar. For a discussion of these and other factors that may affect Telecom’s results of operations, please see “Years ended December 31, 2005, 2004 and 2003” and “Trend Information” below.

Dividend Payments

Nortel’s sole substantial activity is owning a controlling interest in Telecom Argentina’s ordinary shares and its sole substantial source of cash income is cash dividends paid on such shares. Telecom Argentina has not paid any cash dividends since 2001. Consequently, due to the lack of liquid and realized profits and/or distributable reserves, Nortel has not paid dividends since 2001 and, as of December 31, 2005 had accrued but unpaid dividend obligations and amortization payments of P$638 million (including CER).

Economic and Political Developments in Argentina

Nortel’s most significant investment, Telecom Argentina, and the substantial majority of Telecom Argentina’s property and operations are located in Argentina. The Argentine Government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine Governmental actions concerning the economy could significantly affect private sector entities in general and Telecom operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including those of Nortel and Telecom Argentina. During the 1999-2002 period, Argentina experienced periods of negative growth, high inflation, a large currency devaluation, loss of international reserves and limited availability of foreign exchange. Although the Argentine economy has shown signs of improvement since the fiscal crisis of 2001 and 2002, developments in macroeconomic conditions will likely continue to have a significant effect on Nortel’s and Telecom’s financial condition and results of operations and Telecom’s ability to make payments of principal and/or interest on its indebtedness.

Argentina entered into an economic recession in the second half of 1998 in the context of financial crises in emerging markets (including in Asia, Russia and Brazil). The recession in Argentina deepened further as public sector accounts began to be affected by the decrease in tax collections due to the recession and high interest rates on Argentina’s sovereign debt. Argentine real gross domestic product decreased by 3.4% in 1999, by 0.8% in 2000, by 4.4% in 2001, and by 10.9% in 2002, an overall decline of 18.4% for the period 1998 through 2002.

Beginning in the second half of 2001 through the first half of 2002, Argentina experienced increased capital outflows, further decreases in economic activity and political infighting. As the recession caused tax revenue to drop, country risk spreads (the difference between a sovereign bond and a US bond of similar duration) climbed to extremely high levels, reflecting the public sector’s diminished creditworthiness. Financing for private sector companies was effectively eliminated under these circumstances. In January 2002, the Argentine Government abandoned the Convertibility regime which had fixed the peso/U.S. dollar exchange rate at 1:1 and adopted emergency economic measures which, among other things, converted and froze Telecom’s tariffs into pesos at a 1:1 peso/U.S. dollar ratio (sometimes referred to as “Pesification”).

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

The Argentine economy improved during 2003, 2004 and 2005. Gross domestic product increased by 8.8% in 2003, by 9.0% in 2004 and by 9.2% in 2005. The peso remained stable against the U.S. dollar, from P$2.93 per US$1.00 at December 31, 2003, to P$2.98 per US$1.00 at December 31, 2004 and to P$3.03 per US$1.00 December 31, 2005. However, despite improvements in Argentina, many economic and social indicators are still below pre-crisis levels. While the key components of Telecom’s business were strong in 2005 and Telecom’s operating results have been enhanced by the impact of Telecom’s cost reduction initiatives and Telecom’s successful debt restructuring, Telecom’s operating results and financial condition remain highly vulnerable to fluctuations in the Argentine economy.

The changes introduced in Argentina over the past few years have triggered significant inflation. Although such inflation slowed in 2003 and 2004, it increased again in 2005. The cumulative increase in the consumer price index was 41% in 2002, 3.7% in 2003, 6.1% in 2004 and 12.3% in 2005. The wholesale price index increased 118%

in 2002, 2.0% in 2003, 7.9% in 2004 and 10.7% in 2005 as reported by the Instituto Nacional de Estadística y Censos (the Argentine National Statistic and Census Institute (“INDEC”)).

Critical Accounting Policies

Our Consolidated Financial Statements, prepared in accordance with Argentine GAAP, and the reconciliation of our Consolidated Financial Statements from Argentine GAAP to US GAAP, are dependent upon and sensitive to accounting methods, assumptions and estimates that we use as a basis for the preparation of our Consolidated Financial Statements and reconciliation. We have identified the following critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies, which we believe are essential to an understanding of the underlying financial reporting risks and the effect that these accounting estimates, assumptions and uncertainties have on our Consolidated Financial Statements under Argentine GAAP and our reconciled US GAAP financial statement information.

Our accounting polices are fully described in the Notes to our Consolidated Financial Statements. We believe that the following are some of the more critical judgment areas in the application of policies that currently affect our financial condition and results of operations.

Use of estimates

Argentine GAAP requires management to make estimates that may significantly affect the reported amounts of assets and liabilities and any accompanying financial information.

Management considers financial projections in the preparation of the financial statements as further described below.

These financial projections anticipate scenarios deemed both likely and conservative based upon macroeconomic, financial and industry-specific assumptions. However, actual results may differ significantly from such estimates.

The most significant areas that have involved the use of financial projections are the following:

a) recoverability assessment of long-lived assets and intangible assets;

b) recoverability assessment of deferred tax assets, including tax loss carryforwards and the tax credit related to minimum presumed income;

c) cash flow estimates resulting from Telecom Argentina’s successful completion of its debt restructuring in light of prepayment and excess cash requirements; and

d) the effect of c) on the valuation and disclosure of the restructured financial indebtedness of Telecom Argentina at its present value.

Variations in the assumptions regarding exchange rates, rates of inflation, level of economic activity and consumption, creditworthiness of our actual and potential customers, aggressiveness of our actual or potential competitors and technological, legal or regulatory changes could also result in significant differences from financial projections used by Nortel and Telecom for valuation and disclosure of items described above under Argentine GAAP and US GAAP.

Income Taxes—Deferred income tax and tax on minimum presumed income

Income tax

The Company and Telecom (for each of the companies of Telecom Group) are required to estimate applicable income taxes. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from the different treatment of certain items, such as certain accruals and amortization, for tax and financial reporting purposes. These differences result in deferred-tax assets and liabilities, which are included in our and Telecom’s stand-alone and consolidated balance sheets. We must each assess in the course of our tax planning procedures, the fiscal year of the reversal of our deferred-tax assets and liabilities, and if there will be future taxable profits in those periods taking into account the expiration date. Significant management judgment is required in determining our provisions for income taxes, deferred-tax assets and liabilities. The analysis is based on estimates of taxable income in the jurisdictions in which Telecom operates and the periods over which the deferred tax assets and liabilities will be recoverable. If actual results differ from these estimates, or we adjust those estimates in future periods, our financial position and results of operations may be affected materially.

Our income tax rate is currently 35% of taxable net income for the companies located in Argentina and 20% for the year 2005 and 10% for the year 2006 for Núcleo. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated.

As of December 31, 2005, Telecom has significant tax loss carryforwards which were generated principally by the devaluation of the peso during 2002. The recoverability of deferred tax assets, including tax loss carryforwards, is assessed periodically. Due to the outcome of the debt restructuring of Telecom Argentina and based on its current future projections, the Company partially reversed the valuation allowance previously provided for. Therefore, as of December 31, 2005, a valuation allowance has still been provided for a portion of tax loss carryforwards of Telecom Argentina and Publicom and for the total tax law carryforwards of Nortel, as the future realization of the tax benefit is not considered by management to be more likely than not. The estimate of tax loss carryforwards recoverability of each of the companies of Telecom Group is performed based on Telecom’s best estimates of future taxable income at the issuance date of the respective financial statements. These estimates could significantly differ from actual taxable income in the future.

Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. Management considered that the tax credit related to minimum presumed income will be realized based on current projections and legal expiration term (10 years). The credit is classified as a non-current receivable in the stand-alone and consolidated balance sheets.

Accounting for and Recoverability of Long-Lived Assets

Telecom’s accounting for long-lived assets and intangible assets involves the use of estimates for determining the fair value at the acquisition date and the useful lives of the assets over which the costs of acquiring are depreciated.

Initial Valuation and Depreciation

Telecom records purchased property, plant and equipment, and purchased intangible assets (other than goodwill) at acquisition or construction cost (adjusted for inflation as necessary—see Note 3.c. to the Consolidated Financial Statements). Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost. Construction costs include directly allocable costs, an appropriate allocation of material and interest accrued during the construction period. However, general and administration expenses are not capitalized. Property, plant and equipment and intangible assets are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the estimated useful lives involves significant judgment. Telecom periodically reviews the estimated useful lives of its property, plant and equipment and purchased intangible assets based on the opinion of an independent appraiser.

Recoverability

Under both Argentine GAAP and US GAAP, Telecom reviews long-lived assets, including property, plant and equipment, and amortizing intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets that are held and used is measured by comparing the sum of the future undiscounted cash flows without interest derived from an asset (or a homogeneous group of assets) to their carrying value. If the carrying value of the asset (or the group of assets) exceeds the sum of the future undiscounted cash flows, impairment is considered to exist. If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or groups of assets) requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates.

Telecom has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. Based on the foregoing, Telecom considered an impairment charge not to be necessary for its long-lived assets in each operating segment.

Changes in Telecom’s current expectations and operating assumptions, including changes in its business strategy, technology, competition and/or changes in market conditions, as well as changes in future undiscounted cash flows estimates due to, among other things, the competition and the outcome of the tariff negotiations with the Argentine Government, could significantly impact these judgments and could require future adjustments to the recorded assets.

Additionally, as discussed in “New Accounting Standards under Argentine GAAP” below, in August 2005, the CPCECABA issued Resolution CD No. 93/05 which introduces certain amendments to the calculation of the impairment of long-lived assets under Argentine GAAP. Under the new standard in effective for Telecom as from January 1, 2006, the carrying value of a long-lived asset will be considered impaired when the expected discounted cash flows from such asset (or a homogeneous group of assets) are less than its carrying value. Telecom has evaluated the effect of the adoption of this new accounting standard and has determined that it has no impact on Telecom’s long-lived assets valuation. However, changes in Telecom’s current expected applicable discount rates could significantly impact its judgments about the recoverability of long-lived assets in the future.

Due to the above-mentioned change in Argentine GAAP, a new possible valuation difference between Argentine GAAP and US GAAP has been identified in relation to the Telecom’s long-lived assets recoverability assessment. Additionally, once the impairment loss is identified and recognized, under Argentine GAAP, future reversal of impairment loss is permitted if the original conditions which generated such impairment disappear or are no longer in existence. However, under US GAAP, subsequent write-ups are prohibited because an impairment loss establishes a new cost for written down long-lived assets.

Intangible assets with indefinite useful life—PCS license

Under Argentine GAAP, indefinite life intangible assets are not amortized but tested annually for impairment. The carrying value of these intangibles is considered impaired by Telecom when the expected cash flows, undiscounted and without interest, from such assets are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Telecom concluded that an impairment loss was not necessary.

Under Argentine GAAP and US GAAP, Telecom determined that its PCS license met the definition of indefinite-lived intangible assets for the periods presented. Therefore, the Company ceased amortizing its license cost, and tested it annually for impairment. Under US GAAP, SFAS 142 establishes that an impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value arising from discounted future expected cash flows. These evaluations determined that the carrying amount of the PCS license did not exceed the fair value of the assets. As a result, no impairment has been recognized for US GAAP and Argentine GAAP purposes.

The recoverability of an indefinite-lived intangible asset such as the PCS license requires Telecom’s management to make assumptions about the future cash flows expected to be derived from such asset. Telecom’s judgments regarding future cash flows may change due to future market conditions, business strategy, technology evolution and other factors. These changes, if any, may require material adjustments to the book value of the PCS license.

Contingencies

Telecom is subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory and other matters. In order to determine the proper level of reserves relating to these contingencies, Telecom assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. Telecom consults with internal and external legal counsels on these matters. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. Telecom’s determination of the required reserves may change in the future due to new developments in each matter, changes in jurisprudential precedents and Tribunal decision or changes in Telecom’s method of resolving such matters, such as a change in settlement strategy.

Allowance for Doubtful Accounts

Telecom maintains an allowance for doubtful accounts to account for estimated losses resulting from the inability of its customers to make required payments. Telecom bases its estimates on the aging of its accounts receivable balances and its historical write-off experience, customer credit worthiness and changes in its customer payment terms when evaluating the adequacy of its allowance for doubtful accounts. If the financial condition of Telecom’s customers were to deteriorate, Telecom’s actual write-offs might be higher than it expects.

Asset Retirement Obligations

Telecom is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. Telecom has the right to renew the initial term of most of these leases. Under Argentine GAAP, there are no specific standards for the recognition of asset retirement obligations. Therefore, Telecom records a liability for an ARO with respect to the leases following the guidance provided by SFAS 143. When the liability is initially recorded, Telecom capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, Telecom should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows are recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates are considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates are treated as modifications of an existing ARO, and are measured at the historical interest rate used to measure the initial ARO.

As of December 31, 2005, Telecom’s asset retirement obligations included in other non-current liability amounted to P$21 million and the related net carrying value of the capitalized cost included in fixed asset amounted to P$10 million.

Debt Restructuring Results

On August 31, 2005 Telecom Argentina completed a restructuring of its financial indebtedness on a stand-alone basis pursuant to APE by issuing debt instruments with new payment terms and by paying cash consideration and making partial cash interest payments.

Additionally, in November 2004, Telecom  Argentina’s subsidiaries, Telecom Personal and Núcleo, completed the restructuring of their outstanding indebtedness by issuing new debt instruments, which were subsequently refinanced on a stand-alone basis.

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. If this condition is met, the new debt instrument should be initially recorded at fair value and that amount should be used to determine the original debt extinguishment gain or loss. Fair value should be determined by the present value of the expected future cash flows to be paid under the terms of the new debt instrument discounted at an estimated prevailing market interest rate.

In accordance with Argentine GAAP, Telecom Personal initially recorded its restructured debt issued in 2004, discounting its expected future cash flows to be paid under terms of contracts at an estimated prevailing market annual interest rate of 11%. The discount amounted to P$41 million and was recognized as gain on discounting of debt for the year 2004, which was fully reversed as a loss on accretion for the year 2005 as a result of subsequent refinancing of all such restructured debt in December 2005. Telecom Argentina also completed its debt restructuring in August 2005 and has initially recorded its newly restructured debt, discounting its expected future cash flows to be paid under terms of contracts at an estimated prevailing market annual interest rate of 10.5% in U.S. dollars and the equivalent in other currencies. The discount amounted to P$352 million and has been recognized as gain on discounting of debt in the consolidated statement of income for the year ended December 31, 2005. The new restructured debt is subsequently accreted to their respective face value using the interest method and, consequently, a loss on accretion is recorded in the statement of income. The estimate of present value of the debt requires management to periodically make certain assumptions in the determination of its expectations regarding future cash flows to be paid, mainly due to mandatory prepayment features provided in the terms of Telecom’s restructured debt contracts. Changes in Telecom’s current expectations about future cash flows of Telecom Argentina could significantly impact its estimate about future financial debt prepayment and present value of debts.

As of December 31, 2005, the total consolidated debt, excluding derivatives, recorded on the consolidated balance sheet was P$4,824 million, net of the effect on discounting of Telecom Argentina’s debt of P$277 million.

New Accounting Standards under Argentine GAAP

On December 29, 2005 and January 26, 2006, the CNV approved, with certain amendments, Resolution CD No. 93/05 issued by the CPCECABA, which establishes new accounting and disclosure standards under Argentine GAAP. These standards are effective for the Company as from January 1, 2006. Following is a brief summary of the most significant provisions of the new accounting pronouncements which affect the Company:

Impairment of Long-lived Assets

In August 2005, the CPCECABA issued Resolution CD No. 93/05 which introduces certain amendments to the calculation of the impairment of long-lived assets. Previously, under Argentine GAAP, the Company periodically evaluated the carrying value of its long-lived assets for impairment when certain circumstances occur. The carrying value of a long-lived asset was considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset (or a homogeneous group of assets) were separately identifiable and less than its carrying value. In that event, a loss was recognized based on the amount by which the carrying value exceeded the fair market value of the long-lived asset. Fair market value was determined primarily using the expected cash flows discounted at a prevailing market rate applicable to the Company. Under the new standard, the carrying value of a long-lived asset will be considered impaired when the expected discounted cash flows from such asset (or homogeneous group of assets) are less than its carrying value. Telecom has evaluated the effect of the adoption of this new accounting standard and has determined that it has no impact on Telecom’s long-lived assets valuation.

Disclosure of Foreign Currency Translation Adjustments

Resolution CD No. 93/05 also requires disclosure of the adjustments resulting from foreign currency translation as a component of equity. Previously, under Argentine GAAP, foreign currency translation adjustments were accumulated and reported as a separate line item between the liability and equity sections of the balance sheet. Foreign currency translation adjustments amount to P$31 million as of December 31, 2005. See Note 15 to our Consolidated Financial Statements for a discussion of the differences between US GAAP and Argentine GAAP.

(a) Consolidated

As discussed above, Nortel is a holding company whose principal asset is its 54.74% equity interest in Telecom Argentina. Therefore, the following discussion of Nortel’s consolidated financial condition and results of operations should be read in conjunction with the immediately following discussion set forth herein under Section (b) of this Item 5 and with Nortel’s Consolidated Financial Statements and notes thereto included elsewhere in this Form 20-F and with Telecom’s Consolidated Financial Statements and notes thereto and “Item 5—Operating and Financial Review and Prospects” included in the Telecom Form 20-F incorporated herein by reference and included as an exhibit hereto. Such financial statements and notes thereto have been prepared in accordance with Argentine GAAP, which differs in certain respects from US GAAP. See Note 15 to the Consolidated Financial Statements.

Results of Operations

The consolidated operating revenues of Nortel are derived principally from Telecom’s basic telephone services, comprised of local, long-distance telephone services and related services such as direct lines, public telephones, installation charges, charges for supplementary services, international long-distance service, data transmission and Internet services, access charges for the use of Telecom’s network, the leasing of facilities and other miscellaneous charges. Telecom, through its subsidiaries, also derives an increasing portion of its revenues from cellular telephone services and the remainder from the publication of telephone directories.

The principal factors which affect our revenues (basic and cellular telephone services) are disclosed in “Item 5—Operating and Financial Review and Prospects” in the Telecom Argentina’s Form 20-F, incorporated herein by reference under (c) of this Item 5.

Years ended December 31, 2005, 2004 and 2003

For purposes of these sections the fiscal years ended December 31, 2005, 2004 and 2003 are called “year 2005”, “year 2004” and “year 2003”, respectively.

Nortel’s results of operations, (which include Telecom’s results of operations) are prepared in accordance with Argentine GAAP, which differs in certain aspects from US GAAP. See Note 15 to our Consolidated Financial Statements.

Telecom’s business comprises three reportable segments: voice, data and Internet; wireless; and directories publishing. In the voice, data and Internet reportable segment Telecom earns revenue primarily from fixed telephony services. Fixed telephony services include local and long-distance measured services and monthly basic charges, installation charges and public phone services, interconnection services and supplementary services. Telecom also earns revenue from broadband Internet access provided over its fixed telecommunication network, international long distance and data transmission services.

In the wireless reportable segment Telecom earns revenue from domestic and international wireless telecommunication services through its subsidiaries Telecom Personal and Núcleo, respectively.

Telecom also derives revenues from directory publishing services through its subsidiary Publicom.

The following table shows Telecom’s principal sources of revenues as a percentage of total sales within our reportable segments for the year ended December 31, 2005:

Reportable segment	Consolidated Company/Operating Segment	Net Sales (millions P$)	Percent of Net Sales
Voice, data and Internet	Telecom Argentina Telecom Argentina USA Micro Sistemas	2,871	50.2
Wireless	Telecom Personal Núcleo Cable Insignia	2,797	48.9

Directories publishing	Publicom	50	0.9

TOTAL		5,718	100.0

(A) Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding our operating results. These factors are based on the information currently available to our management and may not represent all of the factors that are relevant to an understanding of our current or future results of operations. Additional information regarding trends expected to influence Telecom’s results of operations in 2006 are analyzed below under “Trend Information”.

Impact of Political and Economic Environment in Argentina.   Levels of economic activity affect the volume of local and long-distance traffic, the demand for new fixed lines and for Cellular services and the levels of uncollectible accounts and disconnections. Demand for Telecom’s services and the amount of revenues it collects is also affected by inflation.

Rate Regulation.   Revenue from Telecom’s voice, data and Internet reportable segment will depend principally on the number of lines in service, the minutes of use or “traffic” for local and long distance services and the rates charged for services. The rates that Telecom Argentina charges in its fixed telephony service (including both monthly basic charges and measured service charges), installation charges in the fixed telephony business, public telephone charges and charges for Internet dial up traffic are subject to regulation. These rates were pesified and rate increases were frozen by the Argentine Government in 2002. Telecom Argentina has been in discussions with regulators with respect to rate adjustments and on March 6, 2006, Telecom Argentina signed a Letter of Understanding with the Argentine Government whereby it agreed to comply with the current regulatory framework in exchange for the ability to raise certain of its regulated rates. In particular, the Government has agreed that Telecom Argentina can increase the termination charges applied to incoming international calls and reduce the time bands for off-peak local tariffs. The agreement is subject to approval by the legislative branch.

Competition.   The Argentine telecommunications market has become increasingly competitive, particularly as the Argentine economy recovers from the economic crisis of 2001-2002. In Telecom’s voice, data and Internet reportable segment, competition is mainly focused in long distance and Internet service as well as in government and corporate accounts. The Argentine wireless market has been characterized by rapid growth and increasingly competitive conditions as the Argentine economy continues to recover from the 2001 economic crisis. Telecom expect that the wireless reportable segment will continue to be affected by competitive pricing pressure, at least in the short to medium term.

Technology Developments.   Improvements in technology influence demand for services. For example, demand for fixed line telecommunications services has been affected by continued significant growth in the wireless segment. Growth in the voice, data and Internet reportable segment at present is being driven by expansion of ADSL, which  permits increased use of VoIP technology, as well as wireless interconnection revenues. The increase in broadband adoption has also proven a critical factor in facilitating the offering of Value Added Services to customers and the bundling of services. In the wireless reportable segment, Telecom has seen an increase in the amount of subscribers due to the implementation of GSM technology and related services supported by GSM technology. Continued investment in GSM infrastructure is expected to fuel demand for Cellular services because it supports a wide variety of enhanced services such as short message systems (SMS) and data transmission.

Capital Expenditures.   Beginning in 2002, Telecom implemented a cost reduction plan as part of its financial restructuring process. This plan included significant restriction on capital expenditures and network maintenance. Following the completion of Telecom Argentina’s restructuring in August 2005, Telecom is in the process of making significant investments designed to take advantage of growth opportunities in its businesses. In the voice, data and Internet reportable segment, Telecom’s focus is on continued development of its broadband assets , including the ADSL high speed network and fiber optic infrastructure, as well as upgrading and enhancing information technology systems for the wireless reportable segment, Telecom is in the process of expanding its GSM network. Telecom’s maintenance expenses have increased in 2004 and 2005 as it made investments to satisfy our operational needs arising from under-investment in 2002 and 2003.

Wireless Subscriber Acquisition Costs and Promotional Expenditures.   The cost reduction plan that Telecom implemented in the 2002 — 2004 period also involved restrictions on subscriber acquisition costs in the wireless reportable segment and on other promotional activities such as advertising and promotional campaigns. Telecom’s wireless reportable segment has experienced a significant increase in subscriber acquisition costs as a result of higher subscription levels in the market for wireless services and intense competition. The voice, data and Internet reportable segment also has increased its promotional activities, particularly with respect to ADSL services, where Telecom’s competitors have intensified their marketing campaigns.

Currency Effects.   The majority of Telecom’s revenues are received in pesos whereas the majority of its financial indebtedness is substantially denominated in U.S. dollars.  Additionally, a significant portion of the materials and supplies related to the construction and maintenance of Telecom’s networks are incurred in foreign currencies. Consequently, the “Pesification” of Telecom’s rates and subsequent fluctuations in the exchange rates between the peso and the U.S. dollar will continue to affect the amount of Telecom’s revenues in comparison to its debt service obligations and other costs incurred in foreign currencies. Telecom’s financial results, net mainly include gains and losses arising from net currency exchange differences and interest income and loss.

(B)  Consolidated Results of Operations.

For the year ended December 31, 2005, the Company had net income of P$727 million, compared to a net loss of P$361 million for the year ended December 31, 2004. The Company’s net income in 2005 was mainly due to the positive effect of P$1,424 million resulting from the completion of Telecom Argentina’s debt restructuring process.

The Company had consolidated net revenues of P$5,718 million in year 2005 compared to P$4,494 million in year 2004. The increase of P$1,224 million can be largely attributed to the increase in demand, particularly in the wireless reportable segment in Argentina.

The cost of services, general and administrative expenses and selling expenses increased from P$4,097 million in year 2004 to P$5,216 million in year 2005 mainly due to the increase in commissions for handset sales, costs of handsets, TLRD costs (termination charges in third parties wireless networks) and advertising expenses. These costs are associated with the increase in sales and increasing competition in the wireless telephony business.

Although the overall economic situation in Argentina showed signs of improvement and stability in 2004 and 2005, as discussed above, Telecom’s operations continue to be influenced by the Pesification and freezing of regulated tariffs and macroeconomic factors (particularly exchange rates and inflation). See “Trend Information” below.

(B.1)  Year 2005 Compared to Year 2004

	Year Ended December 31,				Change by segment
	2005	2004	Total Change		Voice, data and Internet	Wireless	Directories publishing	Nortel
	(P$ millions)%				(P$ millions)
Net Sales	5,718	4,494	27.2	1,224	153	1,064	7	-
Cost of services, general and administrative and selling expenses	(5,216)	(4,097)	27.3	(1,119)	36	(1,150)	(6)	1
Operating income	502	397	26.0	105	189	(86)	1	1
Financial result, net	(306)	(1,172)	(73.9)	866	872	(7)	1	-
Gain on debt restructuring, net	1,424	209	581.3	1,215	1,445	(230)	-	-
Other, net(1)	(159)	(73)	117.8	(86)	(36)	(41)	(1)	(8)
Income tax expense, net	(122)	(27)	351.8	(95)	(219)	124	(1)	1
Minority interest	(612)	305	N/A	(917)	-	(11)	-	(906)
Net income (loss)	727	(361)	N/A	1,088	2,251	(251)	-	(912)

(1)             Other, net includes equity gain (loss) from related companies and other expenses, net.

Net Sales

The principal factors which affect Telecom’s net sales are rates, the volume of use of services in fixed line services and the growth in wireless telecommunication and Internet services.

During year 2005, net sales increased approximately 27.2% to P$5,718 million from P$4,494 million in 2004. The increase can be largely attributed to the increase of P$1,064 million in revenues generated by the wireless reportable segment.

In the voice, data and Internet reportable segment, revenues generated by the data transmission and Internet business increased by P$51 million, due to the increase in ADSL connections as a consequence of commercial policies, an enhanced portfolio of products and increased coverage of the services. Additionally, monthly charges increased by P$41 million, mainly due to the increase of 4% in customer lines and new Value Added Services. Revenues from interconnection services increased by P$44 million, mainly due to the increases in wireless traffic transported by and terminated on Telecom Argentina’s fixed line network.

Revenues for the wireless reportable segment reached P$2,797 million, increasing by 61.4%, due to growth in the customer base, total traffic, and sales of handsets. In 2005, the economic environment and the implementation of new technologies and services fueled significant growth in the wireless market, resulting in an increase in the customer base and increased consumption of wireless services. As of December 31, 2005, total wireless subscribers of Telecom Personal in Argentina reached approximately 6,150,200 representing an increase of approximately 2,314,800 customers from 2004.

For a further breakdown of our consolidated net sales, see “Results of Operations by Reportable Segment” below.

Cost of Services, General and Administrative and Selling Expenses

Total cost of services, general and administrative and selling expenses increased by 27.3% to P$5,216 million in 2005 from P$4,097 million in 2004. The increase was mainly due to the increase in sales, the effect of inflation in the overall cost structure and competition in the wireless business in Argentina. Additionally, in the wireless reportable segment, selling expenses and the cost of wireless handsets increased significantly.

					Change by segment
					Voice,
	Year Ended December 31,				data and		Directories
	2005	2004	Total Change		Internet	Wireless	publishing	Nortel
	(P$ millions)%				(P$ millions)
Salaries and social security	686	594	15.5	92	67	23	2	-
Taxes	395	301	31.2	94	17	77	-	-
Maintenance, materials and supplies	305	233	30.9	72	23	45	4	-
Bad debt expense	29	5	480.0	24	13	11	-	-
Interconnection costs	144	135	6.7	9	9	-	-	-
Costs of international outbound calls	94	82	14.6	12	12	-	-	-
Fees for services.	159	103	54.4	56	(2)	59	(1)	-
Advertising	152	93	63.4	59	14	45	-	-
Cost of wireless handsets	613	237	158.6	376	-	376	-	-
Agent commissions and distribution of prepaid cards commissions	386	177	118.1	209	(1)	210	-	-
Other commissions	82	61	34.4	21	3	16	2	-
Roaming	115	65	76.9	50	-	50	-	-
TLRD	271	137	97.8	134	-	134	-	-
Others	287	228	25.9	59	6	52	2	(1)
Subtotal cost before depreciation	3,718	2,451	51.7	1,267	161	1,098	9	(1)
Depreciation of fixed assets and intangible assets.	1,498	1,646	(9.0)	(148)	(197)	52	(3)	-
Total Cost of Services, General and Administrative and Selling Expenses	5,216	4,097	27.3	1,119	(36)	1,150	6	(1)

Salaries and Social Security

During year 2005, salaries and social security charges were approximately P$686 million, representing a 15.5% increase from 2004. This was primarily due to the increase in salary levels implemented during the year. Additionally, labor costs rose as a consequence of the increase in headcount, particularly in the wireless reportable segment, where increased demand for wireless services and the improvement of customer support required Telecom Personal to increase its number of employees. As of December 31, 2005, Telecom had 14,542 employees compared to 14,053 employees as of December 31, 2004.

For year 2005, salaries and social security payments were approximately 12% of net sales. For year 2004, salaries and social security payments were approximately 13.2% of net sales.

Taxes

Expenses related to taxes increased 31.2% to P$395 million in year 2005 from P$301 million, mainly due to the impact of taxes that are calculated on the basis of revenues and higher fees paid to the regulator in connection with the wireless telephony activity.

Maintenance, Materials and Supplies

Maintenance, materials and supplies expense increased by 30.9% to P$305 million in year 2005 from P$233 million in year 2004. This increase was due in part to higher maintenance costs across segments, and in part to increased costs associated with the growth in our wireless reportable segment.

Bad Debt Expense

During year 2005, bad debt expense increased to P$29 million from P$5 million in year 2004. The allowance for doubtful accounts represented 0.5% of net sales for 2005, as compared to 0.1% of net sales in 2004. This increase was due mainly to growth in the wireless customer base and changes in levels of collection and the lower recovery of past due accounts.

Fees for Services

Nortel’s and Telecom’s fees for various services, including legal, security, and auditing services, totaled approximately P$159 million for year 2005 and P$103 million for year 2004. This increase was due mainly to services relating to the upgrading of information technology systems in Telecom’s wireless reportable segment and outsourcing of call center services. In 2005, fees for services includes P$15 million paid to the Operator as compensation for the services of highly qualified personnel and technical assistance provided to Telecom in accordance with an agreement entered into between Telecom and Telecom Italia at the beginning of 2005. Such amounts were charged based on hours of service at international market rates for such services.

Advertising

Costs related to advertising increased by P$59 million, or 63.4%, to $152 million, mainly due to higher media advertising expenses for wireless and Internet services.

Agent Commissions and Distribution of Prepaid Card Commissions

Sales commissions increased to P$386 million in year 2005 from P$177 million in year 2004. This increase was mainly due to increased commissions paid for the acquisition of new customers in the wireless reportable segment and to higher distribution costs of prepaid cards. The migration to GSM technology has also influenced these expenses as it has been necessary to pay higher commissions to attract and retain high value customers.

Other Commissions

Other commissions increased by 34.4% to P$82 million in year 2005 from P$61 million in year 2004. This increase was mainly due to higher commissions paid for the invoicing and collection process as a result of the growth in Telecom’s wireless subscriber base.

Depreciation of Fixed Assets and Intangible Assets

Depreciation is calculated using the straight-line method based on the estimated useful life of the relevant asset. Fixed assets acquired after the Transfer Date are being depreciated over an average of 10 years.

Depreciation of fixed and intangible assets decreased by P$148 million, or 9%, to P$1,498 million during 2005 as a consequence of the end of the amortization period of certain assets in the voice, data and Internet reportable segment. Depreciation expense was equal to approximately 26.2% of net sales for year 2005 and 36.6% of net sales for year 2004.

For an analysis of interconnection and international outbound call costs, see “Results of Operations by Reportable Segment—Voice, Data and Internet Reportable Segment” below. For an analysis of wireless handset, roaming and TLRD costs, see “Results of Operations by Reportable Segment—Wireless Reportable Segment” below.

Operating Income

The following table shows our consolidated operating income in years 2005 and 2004 and its percentage of net sales in each year.

					Change by segment
					Voice,
	Year Ended December 31,				data and		Directories
	2005	2004	Total Change		Internet	Wireless	publishing	Nortel
	(P$ millions / %)%				(P$ millions)
Operating income before depreciation and amortization	2,000	2,043	(2.1)	(4.3)	(8)	(34)	(2)	1
As% of net sales	35	45.5	-	(10.5)
Depreciation and amortization	(1,498)	(1,646)	(9.0)	148	197	(52)	3	-
As% of net sales	(26.2)	(36.6)	-	10.4
Operating income	502	397	26.4	105	189	(86)	1	1
As% of net sales	8.8	8.8	-	0

During 2005, our consolidated operating income before depreciation and amortization decreased by P$43 million compared to year 2004. This decrease was significant as a percentage of net sales, which dropped to 35.0% of net sales in 2005 from 45.5% of the net sales in 2004. The decrease was mainly due to the decrease in operating margins in Telecom’s  wireless reportable segment resulting from a substantial increase in handset subsidies and selling expenses.

In 2005, our consolidated operating income was P$502 million compared to P$397 million in year 2004. Our operating income for the year 2005, as a percentage of net sales, was similar to year 2004. In 2005, the voice, data and Internet reportable segment contributed P$289 million, the wireless reportable segment contributed P$208 million, and the directories publishing reportable segment contributed P$7 million and Nortel contributed P$2 million (loss) to consolidated operating income. During 2005, the voice, data and Internet reportable segment and directories publishing reportable segment showed improvements of P$189 million and P$1 million, respectively, while the wireless reportable segment had a P$86 million decrease as compared to 2004. Nortel showed an improvement of P$1 million as compared to 2004.

The increase in operating income in 2005 is mainly due to the decrease in Telecom’s amortization charges in the voice, data and Internet reportable segment, which were partially offset by the decrease in operating margins in Telecom’s wireless reportable segment as described above.

Financial Results, Net

Financial results, net resulted in a loss of P$306 million for year 2005 compared to a loss of P$1,172 million in year 2004. The difference can be largely attributed to net foreign currency exchange results, which have a positive variation of P$865 million in 2005 compared to 2004. The gain from currency exchange differences in 2005 was mainly a consequence of the fluctuation of the peso-to-euro exchange rate during the year.

Gain on Debt Restructuring, Net

On August 31, 2005, Telecom Argentina successfully completed its debt restructuring process by issuing new notes and paying cash consideration in exchange for extinguishment of its outstanding debt, in accordance with the terms of the APE entered into by Telecom Argentina and its financial creditors. As a result, Telecom registered a P$1,424 million gain in year 2005. The gain on debt restructuring, net for year 2004 was P$209 million, representing the results of debt restructuring by Telecom Personal and Núcleo completed in November 2004. See Note 8 to our Consolidated Financial Statements. See also “Critical Accounting Policies—Debt Restructuring Results” above.

Other, Net

Other, net includes equity gain (loss) from related companies and other expenses, net. The increase in other, net corresponds mainly to increased other expenses, net which rose by P$73 million from 2004 to P$159 million in 2005 largely due to higher provisions for lawsuits and other contingencies.

During years 2005 and 2004, approximately P$57 million and P$59 million of other expenses, net, respectively, were recorded these expenses related mainly to accrued severance costs for employees who were dismissed during the period or voluntarily retired pursuant to Telecom’s employee reduction program.

Income Tax Expense, Net

Deferred income taxes result from temporary differences in the recognition of expenses for tax and financial reporting purposes and are accounted for in accordance with Argentine GAAP, which is consistent with SFAS No. 109. Argentine GAAP requires the asset and liability method of computing deferred income taxes.

During the year 2005, Telecom recorded a higher income tax expense as compared to year 2004 due to higher taxable net income in 2005 as a consequence of the significant gain on debt restructuring. Such higher income tax expense was offset in part by reversion of a portion of the valuation allowance of its deferred income tax asset.

Minority Interest

During the year 2005, we recorded a minority interest loss of P$612 million as compared to a gain of P$305 million in 2004. The difference is attributed to the net income (loss) of Telecom Argentina for year 2005 compared to year 2004.

Net Income (Loss)

For year 2005, the Company recorded net income of approximately P$727 million mainly due to gain resulting from holding companies.

(B.2)  Year 2004 Compared to Year 2003

					Change by segment
	Year Ended December 31,				Voice, data		Directories
	2004	2003	Total Change		and Internet	Wireless	publishing	Nortel
	(P$ millions)		%		(P$ millions)
Net Sales	4,494	3,753	19.7	741	162	570	9	-
Cost of services, general and administrative and selling expenses	(4,097)	(3,649)	12.3	(448)	73	(520)	(1)	-
Operating income	397	104	281.7	293	235	50	8	-
Financial result, net	(1,172)	55	N/A	(1,227)	(857)	(352)	(11)	(7)
Gain on debt restructuring, net	209	376	(44.4)	(167)	(301)	140	(6)	-
Other, net (1)	(73)	(165)	(55.7)	92	53	27	6	6
Income tax benefit (expense), net	(27)	7	N/A	(34)	-	(35)	2	(1)
Minority Interest	305	(180)	N/A	485	-	24	-	461
Net income (loss)	(361)	197	N/A	(558)	(870)	(146)	(1)	459

(1)             Other, net includes equity gain (loss) from related companies and other expenses, net.

Net Sales

During year 2004, net sales increased approximately 19.7% to P$4,494 million from P$3,753 million in 2003. The increase can be largely attributed to the increase in demand, particularly in the wireless reportable segment in Argentina.

In the voice, data and Internet reportable segment, monthly charges increased by P$33 million, or 5.5%, to P$635 million for year 2004, mainly due to the increase in customer lines. Customer lines as of December 31, 2004 increased to approximately 3,484,000, due to the recovery in demand, compared to approximately 3,361,000 as of December 31, 2003. Revenues generated by interconnection services increased by P$46 million, mainly due to the increase of traffic transported by the fixed and wireless networks. Internet services sales increased by P$58 million, mainly due to an increase in the number of ADSL clients.

Net sales from Telecom’s wireless reportable segment during year 2004 increased by P$570 million, or 49%, to P$1,733 million. Net sales of Telecom Personal in Argentina increased by P$562 million, or 56%, to P$1,566 million, mainly due to the higher number of subscribers, to the increase in total traffic, and to the increase in sales of handsets as a consequence of the increase in the demand for wireless services and the development of the GSM network. Total cellular subscribers of Telecom Personal in Argentina reached approximately 3,835,400 as of December 31, 2004, representing an increase of approximately 1,232,200 customers, or 47%. This increase in the customer base was fueled by the strong growth in the number of GSM subscribers.

For a further breakdown of Telecom’s net sales, see “Results of Operations by Reportable Segment” below.

Cost of Services, General and Administrative and Selling Expenses

Total cost of services, general and administrative and selling expenses increased by 12.3% to P$4,097 million in year 2004 from P$3,649 million in year 2003. The increase was mainly due to the increase in commissions, costs of handsets, TLRD costs (termination charges in third parties wireless networks) and advertising expenses. These costs are associated with the increase in sales and increased subscriber acquisition in the wireless reportable segment.

					Change by segment
					Voice,
	Year Ended December 31,				data and		Directories
	2004	2003	Total Change		Internet	Wireless	publishing	Nortel
	(P$ millions)%				(P$ millions)
Salaries and social security	594	507	17.2	87	67	16	4	-
Taxes	301	256	17.6	45	(2)	46	1	-
Maintenance, materials and supplies	233	164	42.1	69	67	1	1	-
Bad debt expense.	5	11	(54.5)	(6)	(5)	2	(3)	-
Interconnection costs	135	136	(0.7)	(1)	(1)	-	-	-
Costs of international outbound calls.	82	76	7.9	6	6	-	-	-
Fees for services.	103	100	3.0	3	(2)	7	(1)	(1)
Advertising	93	44	111.4	49	4	44	1	-
Cost of wireless handsets	237	22	977.3	215	-	215	-	-
Agent commissions and distribution of prepaid cards commissions.	177	96	84.4	81	(3)	84	-	-
Other commissions.	61	64	(4.7)	(3)	-	(3)	-	-
Roaming	65	39	66.7	26	-	26	-	-
TLRD	137	62	121.0	75	-	75	-	-
Others	228	195	16.9	33	14	19	(1)	1
Subtotal cost before depreciation	2,451	1,772	38.3	679	145	532	2	-
Depreciation of fixed assets and intangible assets.	1,646	1,877	(12.3)	(231)	(218)	(12)	(1)	-
Total Cost of Services, General and Administrative and Selling Expenses	4,097	3,649	12.3	448	(73)	520	1	-

Salaries and Social Security

During year 2004, salaries and social security charges were approximately P$594 million, representing a 17.2% increase from 2003. This was primarily due to the increase in salary levels implemented during the year. For year 2004, salaries and social security payments were approximately 13.2% of net sales. For year 2003, salaries and social security payments were approximately 13.5% of net sales.

Taxes

Expenses related to taxes increased 17.6% to P$301 million in year 2004 from P$256 million in year 2003, mainly due to higher turnover taxes as a consequence of the increase in revenues.

Maintenance, Materials and Supplies

Maintenance, materials and supplies expense increased by 42.1% to P$233 million in year 2004 from P$164 million in year 2003. This increase was primarily due to higher maintenance costs in our voice, data and Internet reportable segment.

Bad Debt Expense

During year 2004, bad debt expense decreased 54.5% to P$5 million from P$11 million in year 2003. This improvement was due to Telecom’s efforts in collection and recovery of past due accounts mainly in the voice, data and Internet reportable segment.

Fees for Services

The Company’s fees for various services, such as legal, security and auditing services and fees for the debt restructuring process totaled approximately P$103 million for year 2004 and P$100 million for year 2003. For year 2004, these fees include P$3 million of fees paid to the Operator compensation for the services of highly qualified personnel that the Operator provided to Telecom at Telecom’s request. Such amounts were charged based on hours of service at international market rates for such services.

Advertising

Costs related to advertising increased to P$93 million from P$44 million in year 2003. This was mainly due to higher media advertising expenses for the wireless and Internet services. Advertising costs were particularly high in the wireless reportable segment due to increased competition.

Agent commissions and distribution of prepaid card commissions

Sales commissions increased by P$81 million, or 84.4%, to P$177 million for year 2004, as a consequence of higher commissions paid for new customers and higher sales of wireless prepaid cards.

Other Commissions

Other commissions remained stable during year 2004 compared to those in year 2003.

Depreciation of Fixed Assets and Intangible Assets

Depreciation expense was P$1,646 million in year 2004 and P$1,877 million in year 2003. Depreciation expense was equal to approximately 36.6% of net sales for year 2004 and 50% of net sales for year 2003. The decrease was a consequence of the end of the amortization period of certain assets, particularly in Telecom’s voice, data and Internet reportable segment.

For an analysis of interconnection and international outbound call costs, see “Results of Operations by Reportable Segment—Voice, Data and Internet Reportable Segment” below. For an analysis of the cost of wireless handsets and roaming and TLRD costs, see “Results of Operations by Reportable Segment—Wireless Reportable Segment” below.

Operating Income

The following table shows our consolidated operating income in years 2004 and 2003 and its percentage of net sales in each year.

					Change by segment
					Voice,
	Year Ended December 31,				data and		Directories
	2004	2003	Total Change		Internet	Wireless	publishing	Nortel
	(P$ millions /%)%				(P$ millions)
Operating income before depreciation and amortization	2,043	1,981	3.1	62	17	38	7	-
As % of net sales	45.5	52.8	-	(7.3)
Depreciation and amortization	(1,646)	(1,877)	(12.3)	23.1	218	12	1	-
As % of net sales	(36.6)	(50.0)		13.4
Operating income	397	104	281.7	293	235	50	8	-
As % of net sales	8.8	2.8		6.0

During 2004, our consolidated operating income before depreciation and amortization increased by P$62 million compared to year 2003. However, as a percentage of net sales, our consolidated operating margin decreased by 7.3% in the same period due to a substantial increase in handset subsidies and selling expenses which affected the operating margins in Telecom’s wireless reportable segment.

In 2004, the Company’s consolidated operating income was P$397 million compared to the consolidated operating income of P$104 million in year 2003. This increase is attributed mainly to a P$235 million improvement in the operating income recorded in Telecom’s voice, data and Internet reportable segment as a consequence of the end of the amortization period of certain assets in such reportable segment. In 2004, the voice, data and Internet reportable segment contributed P$100 million, the wireless reportable segment contributed P$294 million, the directories publishing reportable segment contributed P$6 million and Nortel contributed P$3 million (loss) to the Company’s consolidated operating income.

Financial Results, Net

During year 2004, the Company recorded a net financial loss of approximately P$1,172 million compared to a net financial gain of approximately P$55 million in year 2003. The change can be largely attributed to a decrease of P$1,140 million related to net currency exchange differences. The fluctuation of the Argentine peso against the dollar and the euro has had a considerable effect on the financial debt of  Telecom.

Gain on Debt Restructuring, Net

In 2004, the debt restructuring processes of Telecom Personal and Núcleo generated positive results of P$209 million. The positive results were comprised of the discount on principal in the amount of P$72 million, the forgiveness of P$142 million of penalty interest and the valuation of the debt at net present value of P$41 million. These amounts were partially offset by other expenses amounting to P$46 million. See “Critical Accounting Policies—Debt Restructuring Results” above.

As mentioned above, we note that the gains due to the valuation at net present value were reversed in 2005 due to the refinancing of the debt of Telecom Personal. In 2003, the gain on debt restructuring, net corresponds to net gain on the repurchase of certain debt under the tender offer. As a result of this tender offer, Telecom purchased debt with a face value of approximately US$292 million, for a total purchase price of approximately US$161 million. This repurchase generated a net gain of US$131 million on discount of principal, which in addition to the gain of US$17 million obtained by the reversal of accrued interest, totaled a gain of US$148 million on repurchase of debt.

Other, Net

Other, net includes equity gain (loss) from related companies and other expenses. The decrease in other, net corresponds mainly to decreased other expenses, net in year 2004. For year 2004, other expenses, net decreased to approximately P$73 million from P$165 million in year 2003, mainly as a result of lower severance payments and lower reserves for lawsuits.

During years 2004 and 2003, Telecom incurred approximately P$59 million and P$75 million of other expenses, net, respectively, related mainly to accrued severance costs for employees who were dismissed during the period or voluntarily retired pursuant to Telecom’s employee reduction program.

Income Tax Benefit (Expense), Net

As of December 31, 2003, Telecom recorded a total write-down of its net deferred income tax assets as a consequence of the going concern uncertainty arising from Telecom’s debt restructuring process. As of December 31, 2004, due to the successful completion of debt restructuring of Telecom Personal, a valuation allowance was maintained for all net deferred income tax assets related to Telecom Argentina only.

Minority Interest

During the year 2004, we recorded a minority interest gain of P$305 million as compared to a loss of P$180 million in 2003. The difference is attributed to the net income (loss) of Telecom Argentine for year 2004 compared to year 2003.

Net Income (Loss)

For year 2004, the Company recorded a net loss of approximately P$361 million, mainly due to loss resulting from holding companies. Comparatively, consolidated net income for fiscal year 2003 was P$197 million.

(C)  Results of Operations by Reportable Segment

(C.1)  Voice, Data and Internet Reportable Segment

Results of operations for the voice, data and Internet reportable segment for years 2005, 2004 and 2003 are comprised as follows:

	Year Ended December 31,			% of Change
	2005	2004	2003	2005-2004	2004-2003
	(P$ millions)			Increase/(Decrease)
Net Sales	2,871	2,718	2,556	5.6	6.3
Cost of services, general and administrative and selling expenses	(2,582)	(2,618)	(2,691)	(1.4)	(2.7)
Operating income (loss)	289	100	(135)	189.0	N/A
Financial result, net	(117)	(989)	(132)	(88.2)	649.2
Gain (loss) on debt restructuring	1,424	(21)	280	N/A	N/A
Other, net(1)	(104)	(68)	(121)	52.9	(43.8)
Income tax expense, net	(219)	-	-	N/A	-
Net income (loss)	1,273	(978)	(108)	N/A	N/A

(1)             Other, net includes equity gain from related companies and other expenses, net.

Net Sales

During year 2005, net sales from the voice, data and Internet reportable segment increased 5.6% to P$2,871 million from P$2,718 million in year 2004. During year 2004, net sales increased approximately 6.3% from P$2,556 million in year 2003. The increase in each year was due to the increase in Telecom Argentina’s monthly basic charges and measured service charges, the increase in Telecom’s revenues from Internet services and the increase in Telecom’s interconnection services as a consequence of the general expansion of the wireless business.

Revenues from the voice, data and Internet reportable segment for years 2005, 2004 and 2003 are comprised as follows:

	Year Ended December 31,			% of Change
	2005	2004	2003	2005-2004	2004-2003
	(P$ millions)			Increase/(Decrease)
Measured service charges	973	959	917	1.5	4.6
Monthly basic charges	676	635	602	6.5	5.5
Internet revenues	317	265	207	19.6	28.0
Interconnection revenues	254	210	164	21.0	28.0
International long-distance service	224	215	213	4.2	0.9
Public telephone service	155	170	168	(8.8)	1.2
Data transmission	150	151	185	(0.7)	(18.4)
Installation charges	31	30	27	3.3	11.1
Other national telephone services	91	83	73	9.6	13.7
Total voice, data and Internet	2,871	2,718	2,556	5.6	6.3

Measured Service Charges and Monthly Basic Charges

Measured service charges are based on the number and duration of calls. Measured service revenues depend on the number of lines in service, the volume of usage, the number of new lines installed and applicable rates. Most of Telecom’s customers are billed monthly. Monthly basic charges differ for residential, professional and commercial customers.

Revenues from measured service and monthly basic charges also include charges for supplementary services (which include call-waiting, call-forwarding, three-way calling, caller ID, direct inwards dialing, toll-free service and voicemail, among others).

Revenues from measured service and monthly basic charges represented 57.4% of Telecom’s total segment net sales for year 2005, compared to 58.6% of Telecom’s total segment net sales for year 2004. Revenues from traffic increased 3.5% to P$1,649 million in year 2005 from P$1,594 million in year 2004. Measured service charges increased 1.5% to P$973 million in year 2005 from P$959 million in year 2004.

Monthly basic charges increased 6.5% to P$676 million in year 2005 when compared with year 2004, mainly due to the increase in customer lines. Lines in service as of December 31, 2005 increased to approximately 3,949,000 compared to approximately 3,790,000 as of December 31, 2004 due to the recovery in demand. It must be noted that the number of lines in service recovered by the end of 2005 to the level achieved as of December 2001, when the economic crisis began. However, fixed telephony tariffs remained stable after the “Pesification” and freeze enforced by the Argentine Government on January 6, 2002.

Revenues from measured service and monthly basic charges represented 58.6% of total segment net sales for year 2004, compared to 59.4% of total segment net sales for year 2003. Revenues from traffic increased 4.9% to P$1,594 million in year 2004 from P$1,519 million in year 2003. Measured service charges increased 4.6% to P$959 million in year 2004 from P$917 million in year 2003.

Monthly basic charges increased 5.5% to P$635 million in year 2004 when compared with year 2003, mainly due to the increase in customer lines. Lines in service as of December 31, 2004 increased to approximately 3,790,000 compared to approximately 3,656,000 as of December 31, 2003 due to the recovery in demand.

Internet Revenues

Revenues from Internet subscription fees and Internet-related value-added services increased by 19.6% to P$317 million in year 2005 compared to P$265 million in 2004 and increased by 28% in year 2004 compared to P$207 million in 2003, mainly due to an increase in the number of ADSL subscribers in each year.

As of December 31, 2005, the number of ADSL subscribers reached approximately 226,000 compared to 128,000 as of December 31, 2004, increasing by 76.6% while Internet dial-up customers were approximately 125,000 as of December 31, 2005 compared to 152,000 as of December 31, 2004, decreasing by 17.8%. As of

December 31, 2005 and 2004, Internet minutes represented 26.6% and 32.1% of total traffic measured in minutes transported over the fixed-line network. The Internet minutes have fallen due to the steady migration of customers to the ADSL services.

Interconnection Revenues

During year 2005, revenues from interconnection services, which primarily include access, termination and long-distance transport of calls, increased by 21% to P$254 million from P$210 million in 2004, mainly due to the increase in wireless traffic transported and terminated on Telecom’s fixed line network.

During year 2004, revenues from interconnection services increased 28% to P$210 million from P$164 million in 2003, mainly due to the increase of traffic handled by fixed and wireless networks.

International Long-Distance Service

Revenues from international long-distance service reflect payments made under bilateral agreements between the Company and foreign telecommunications carriers covering inbound international long-distance calls and earnings from outbound phone calls made by customers.

During year 2005, international long-distance service revenues increased by 4.2% to P$224 million from P$215 million in year 2004. During year 2004, international long-distance service revenues increased by approximately 0.9% from P$213 million in year 2003. The increase in each year was mainly due to higher incoming and outgoing traffic partially offset by a decrease in prices.

Public Telephone Service

Revenues from public telephone service decreased by 8.8% to P$155 million in year 2005 from P$170 million in year 2004. This decrease is mainly due to reduced traffic on public telephones and decreased use of telecommunication centers as a result of increased cellular adoption .

Revenues from public telephone service increased approximately 1.2% to P$170 million in year 2004 from P$168 million in year 2003. This increase was mainly due to incremental traffic on public telephones and telecommunication centers.

Data Transmission

Revenues from data transmission services remained stable at P$P150 million in year 2005 compared to P$151 million in year 2004. Revenues from data transmission services decreased 18.4% to P$151 million in year 2004 from P$185 million in year 2003, mainly due to lower prices for data transmission services.

Installation Charges

During year 2005 installation charges from new customers increased by 3.3% to P$31 million from P$30 million in year 2004. During year 2004, installation charges increased by 11.1% from P$27 million in year 2003. The increase in each year was primarily due to increases in the number of lines connected.

Other National Telephone Services

Revenues from other national telephone services are derived mainly from dedicated lines, access charges and miscellaneous customer charges. During year 2005, revenues from other national telephone services increased by 9.6% to P$91 million from P$83 million in year 2004. During year 2004, revenues from other national telephone services increased by approximately 13.7% from P$73 million in year 2003. The increase in each year is mainly due to higher revenues related to billing and collection services charged to other operators.

Cost of Services, General and Administrative and Selling Expenses

During year 2005, total cost of services, general and administrative expenses for the voice, data and Internet reportable segment decreased 1.4% to P$2,582 million compared to P$2,618 million in year 2004. During year 2004, total cost of services, general and administrative expenses decreased 2.7% from P$2,691 million in year 2003.

Both decreases correspond to lower depreciation charges partially offset by increases in salaries and maintenance costs.

Detailed below are the major components of Telecom’s cost of services, general and administrative and selling expenses for the years ended December 31, 2005, 2004 and 2003 related to Telecom’s voice, data and Internet reportable segment:

	Year Ended December 31,			% of Change
	2005	2004	2003	2005-2004	2004-2003
	(P$ millions)			Increase/(Decrease)
Salaries and social security	558	491	424	13.6	15.8
Taxes	165	148	150	11.5	(1.3)
Maintenance, materials and supplies	207	184	117	12.5	57.3
Bad debt expense	5	(8)	(3)	N/A	N/A
Interconnection costs	144	135	136	6.7	(0.7)
Costs of international outbound calls	94	82	76	14.6	7.9
Fees for services	79	81	83	(2.5)	(2.4)
Advertising	41	27	23	51.9	17.4
Distribution of prepaid cards commissions and Other commissions	56	54	57	3.7	(5.3)
Others	149	143	129	4.2	10.9
Subtotal before depreciation	1,498	1,337	1,192	12.0	12.2
Depreciation of fixed assets and intangible assets	1,084	1,281	1,499	(15.4)	(14.5)
Total voice, data and Internet	2,582	2,618	2,691	(1.4)	(2.7)

Salaries and Social Security

During year 2005, salaries and social security charges were approximately P$558 million, representing a 13.6% increase from 2004. This was primarily due to salary increases during the year partially offset by a decrease in the number of employees.

For year 2005, salaries and social security payments were approximately 19.4% of segment net sales. For year 2004, wages and social benefits were approximately 18.1% of segment net sales.

During year 2004, salaries and social security charges were approximately P$491 million, representing a 15.8% increase from 2003. This was primarily due to the salary increases during the year partially offset by a decrease in number of employees.

Taxes

Expenses related to taxes increased by 11.5% to P$165 million in year 2005 from P$148 million in year 2004, mainly due to higher turnover taxes as a consequence of the increase in revenues.

Expenses related to taxes remained stable at P$148 million in year 2004 compared to P$150 million in 2003. Turnover taxes increased approximately P$2 million from 2003 to 2004 as a consequence of the increase in revenues for this period. This increase was offset by a decrease in other taxes.

Maintenance, Materials and Supplies

Maintenance, materials and supplies expense increased by 12.5% to P$207 million in year 2005 from P$184 million in year 2004. During 2004, maintenance, materials and supplies expenses increased by 57.3% from P$117 million in year 2003. The increase in each year was primarily due to higher maintenance costs.

Bad Debt Expense

During year 2005, bad debt expense amounted to P$5 million whereas during years 2004 and 2003 bad debt expense reflected a net recovery of past due accounts of P$8 million and P$3 million, respectively. The increase in bad debt expenses in 2005 was mainly due to higher levels of recovery of past due accounts in years 2004 and 2003.

Interconnection Costs

During year 2005, Telecom recorded P$144 million in interconnection costs compared with P$135 million in year 2004. This increase is mainly due to the increase in Telecom’s interconnection revenues.

During year 2004, Telecom recorded P$135 million in interconnection costs compared with P$136 million in year 2003. The interconnection costs for the year 2003 included higher charges paid for local and long distance access, circuit rentals and termination charges for traffic related to Internet services and based on the CER adjustment.

Costs of International outbound calls

During year 2005, Telecom recorded P$94 million in costs of international outbound calls compared with P$82 million recorded in year 2004. During year 2004, Telecom recorded P$82 million in costs of international outbound calls compared with P$76 million recorded in year 2003. This increase is mainly due to the increase in call traffic originating in Telecom’s network and requiring fees for transport across international lines.

Fees for Services

Fees for services, such as legal, security and auditing services, and fees for the debt restructuring process and other services, totaled approximately P$79 million for year 2005 and P$81 million for year 2004. For year 2005 and 2004, these fees included P$10 million and P$3 million, respectively, of fees paid to the Operator as compensation for the services of highly qualified personnel and technical assistance that the Operator provided to Telecom at Telecom’s request. Such amounts were charged based on hours of service at international market rates for such services. Fees for services, such as legal, security and auditing services, fees for the debt restructuring process and other services, totaled approximately P$83 million for year 2003.

Advertising

During year 2005, Telecom recorded P$41 million in costs of advertising compared with P$27 million recorded in year 2004. This increase is mainly due to increased advertising campaigns as a result of the competition in the Internet services market. During year 2003, Telecom recorded P$23 million in advertising costs.

Distribution of Prepaid Card Commissions and Other Commissions

During year 2005, Telecom recorded P$56 million in costs relating to commissions for distribution of prepaid cards and other commissions, compared with P$54 million in year 2004. This increase is mainly due to an increase in the volume of commissions partially offset by less traffic on public telephones and through telecommunication centers. During year 2003, Telecom recorded P$57 million in costs relating to commissions for distribution of prepaid cards and other commissions.

Other Operating Expenses

Other operating expenses include accrued expenses such as transportation costs, insurance, energy and rentals. During year 2005, Telecom’s other operating expenses amounted to P$149 million compared to P$143 million in 2004 and P$129 million in 2003, respectively.

Depreciation of Fixed Assets and Intangible Assets

Depreciation expense were P$1,084 million in year 2005, P$1,281 million in year 2004 and P$1,499 million in year 2003. Depreciation expenses as a percentage of net sales were approximately 37.7% in 2005, 47.1% in 2004 and 58.7% in 2003, respectively. The decreases were principally due to the end of the amortization period of certain assets.

Operating Income (Loss)

The following table shows our operating income from the voice, data and Internet reportable segment in years 2005, 2004 and 2003 and its percentage of net sales in each year.

	Year Ended December 31,
	2005	2004	2003	2005-2004	2004-2003
	(P$ millions / %)			Increase / (Decrease)
Operating income before depreciation and amortization	1,373	1,381	1,364	(0.6%)	1.2%
As % of net sales	47.8%	50.8%	53.4%	(3.0%)	(2.6%)
Depreciation and amortization	(1,084)	(1,281)	(1,499)	(15.4%)	(14.5%)
As % of net sales	(37.7%)	(47.1%)	(58.7%)	9.4%	11.6%
Operating income (loss)	289	100	(135)	189.0%	N/A
As % of net sales	10.1%	3.7%	(5.3%)	6.4%	9.0%

Our operating income before depreciation and amortization from the voice, data and Internet reportable segment was P$1,373 million, P$1,381 million and P$1,364 million, representing 47.8% of net sales in 2005, 50.8% of net sales in 2004 and 53.4% of net sales in 2003, respectively. These decreases in the operating margin during the 2003-2005 period corresponds mainly to the increase in salaries and maintenance costs which was larger than the increase in net sales of each year.

In 2005, the operating income from the voice, data and Internet reportable segment increased by 189% to P$289 million from P$100 million in 2004. In 2004, the operating income from the voice, data and Internet reportable segment increased by P$235 million from P$135 million loss in 2003. The increase in each year were mainly due to the decreases in depreciation charges. The significant effect of depreciation decreases on operating income (loss) is partially offset by the decrease in operating margins in each year.

Financial Results, Net

During year 2005, we recorded a net financial loss of approximately P$117 million compared to a net financial loss of approximately P$989 million in year 2004. The difference can be largely attributed to the gain recognized from net currency exchange differences in year 2005. The gain was mainly a result of the fluctuation of the peso-to-euro exchange rate.

During year 2004, we recorded a net financial loss of approximately P$989 million compared to a net financial loss of approximately P$132 million in year 2003. The difference can be largely attributed to the loss registered from net currency exchange differences in year 2004. The loss was mainly a result of the fluctuation of the peso-to-euro exchange rate.

Gain (loss) on Debt Restructuring, Net

Gain on debt restructuring was P$1,424 million in year 2005 resulting from the Telecom Argentina debt restructuring completed in August 2005. The recorded P$21 million loss on debt restructuring for year 2004 corresponds to accrued expenses related to Telecom Argentina’s 2005 debt restructuring. In year 2003, a P$280 million gain was recognized as a result of Telecom’s repurchase of a portion of Telecom’s outstanding financial indebtedness in a cash tender offer completed in June 2003.

Other, Net

Equity Gain (Loss) from Related Companies

During year 2005, Telecom sold its investment in Intelsat Ltd. for approximately P$13 million. As a result of this transaction, a gain of P$7 million was recorded.

Other Expenses, Net

Other expenses, net include severance payments and provisions for lawsuits.

For year 2005, other expenses, net increased by P$43 million, or 63%, to P$111 million mainly as a result of higher provisions for lawsuits and other contingencies.

For year 2004, other expenses, net decreased to approximately P$68 million from P$121 million in year 2003, mainly as a result of lower severance payments and lower reserves for lawsuits.

Income Tax Expense (Benefit), Net

During year 2005, we recorded income tax expense due to taxable net income in 2005 as a consequence of the significant gain on debt restructuring, net. Such income tax expense in 2005 was partially offset by a reversion of a portion of the valuation allowance of its deferred income tax asset. As of December 31, 2004, Telecom Argentina recorded a total write-down of its net deferred income tax asset as a consequence of the going concern uncertainty arising from its debt restructuring process.

Net Income (Loss)

For year 2005, the voice, data and Internet reportable segment recorded net income of approximately P$1,273 million, mainly due to the successful completion of the restructuring of Telecom Argentina debt as described above.

For year 2004, Telecom recorded net loss of approximately P$978 million, mainly due to the financial loss, net as a consequence of the fluctuation of the Peso-to-Euro exchange rate during years 2003 and 2004. Comparatively, net loss for fiscal year 2003 was P$108 million.

(C.2)  Wireless Reportable Segment

Results of operations from the wireless reportable segment for years 2005, 2004 and 2003 are comprised as follows:

	Year Ended December 31,			% of Change
	2005	2004	2003	2005-2004	2004-2003
	(P$ millions)			Increase/(Decrease)
Net Sales	2,797	1,733	1,163	61.4	49.0
Cost of services, general and administrative and selling expenses	(2,589)	(1,439)	(919)	79.9	56.6
Operating income	208	294	244	(29.3)	20.5
Financial result, net	(191)	(184)	168	3.8	N/A
Gain on debt restructuring, net	-	230	90	-	155.6
Other, net(1)	(59)	(7)	(58)	742.9	(87.9)
Income tax benefit (expense), net	100	(24)	11	N/A	N/A
Net income	58	309	455	(81.2)	(32.1)

(1)             Other, net includes other expenses, net and minority interest.

Net Sales

Telecom provides wireless telephone service throughout Argentina and Paraguay through Telecom Personal and Núcleo, respectively, via cellular and PCS networks. Net sales from Argentina and Paraguay were approximately 92.1% and 7.9%, respectively, of total segment net sales in 2005, 90.4% and 9.6%, respectively, in 2004 and 86.3% and 13.7%, respectively, in 2003.

	Year Ended December 31,			% of Change
	2005	2004	2003	2005-2004	2004-2003
	(P$ millions)			Increase
Argentina
Service revenues(1)	2,254	1,431	989	57.5	44.7
Handset sales	322	135	15	138.5	800.0
Total net sales in Argentina	2,576	1,566	1,004	64.5	56.0
Weighted average number of subscribers during the year (thousands)	4,660	3,084	2,308	51.1	33.6
Paraguay
Service revenues	211	166	158	27.1	5.1
Handset sales	10	1	1	900.0	-
Total net sales in Paraguay	221	167	159	32.3	5.0

(1)             Certain components of service revenues are not included in the ARPU calculation.

An important operational measure used in the wireless reportable segment is ARPU, which is calculated by dividing total service revenue excluding certain components (outcollect wholesale roaming, cell site rental and activation fee revenue, among others) by weighted-average number of subscribers during the period. ARPU is not a measure calculated in accordance with Argentine GAAP and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Telecom Personal’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base in the wireless reportable segment. The following table shows the reconciliation of total service revenues in Argentina to such revenues included in the ARPU calculations

	Year Ended December 31,
	2005	2004	2003
	(P$ millions)
Total service revenues in Argentina	2,254	1,431	989
Components of service revenues not included in the ARPU calculation:
Outcollect wholesale roaming	(205)	(124)	(44)
Cell sites rental	(4)	(3)	-
Activation fees	(12)	-	-
Others	(10)	(7)	(7)
Total service revenues in Argentina included in the ARPU calculation	2,023	1,297	938

Net Sales in Argentina

During year 2005, Telecom Personal’s net sales in Argentina increased by 64.5% to P$2,576 million from P$1,566 million in year 2004, mainly due to increases in the number of subscribers, total traffic, demand for roaming and TLRD services and handset sales, each as detailed below.

ARPU in Argentina during year 2005 increased by 2.9% to P$36 from P$35 per customer per month in year 2004, principally as a result of the acquisition of high value customers.

The total number of Telecom Personal’s cellular subscribers in Argentina was approximately 6,150,200 as of December 31, 2005, which represents an increase of approximately 2,314,800, or 60.4%, as compared to 2004. This increase was fueled by a significant growth in the number of GSM subscribers which currently represent 63.6% of Telecom Personal’s total subscriber base. As of December 31, 2005, the subscriber base in Argentina amounted to approximately 4,038,000 prepaid subscribers, or 65.6% of the total subscriber base, approximately 546,000 postpaid subscribers, or 8.9% of the total subscriber base and approximately 1,566,200 “cuentas claras” plan subscribers, or 25.5% of the total subscriber base. Total wireless traffic increased by 54.9% during year 2005 as compared to year 2004.

During year 2004, Telecom Personal’s net sales in Argentina increased by 56.0% to P$1,566 million in year 2004 from P$1,004 million in year 2003. This growth in net sales reflects the heightened demand for wireless telephone services in Argentina and increased handsets sales during year 2004.

ARPU in Argentina for years 2004 and 2003 was P$35 and P34, respectively, per customer per month.

The total number of Telecom Personal’s cellular subscribers in Argentina rose 47.3% to 3,835,400 subscribers as of December 31, 2004 from 2,603,200 subscribers in 2003. This increase in the subscriber base resulted from increased market demand for services. The subscriber base in Argentina as of December 31, 2004 consisted of approximately 2,831,200 prepaid subscribers, or 74% of the total subscriber base, approximately 461,200 postpaid customers, or 12% of the total subscriber base and approximately 543,000 “cuentas claras” plan subscribers, or 14% of the total subscriber base.

Net sales in Paraguay

Núcleo, which provides wireless telephone services in Paraguay, generated P$221 million in net sales during year 2005, a 32.3% increase from the P$167 million in year 2004. Núcleo had approximately 651,000 subscribers as of December 31, 2005, which represents an increase of approximately 149,000 customers, or 29.7%, as compared to the level at December 31, 2004. As of December 31, 2005, Núcleo had approximately 530,000 prepaid subscribers, representing 81.4% of the total subscriber base. The number of GSM subscribers was approximately 279,000 customers, or 42.9% of Núcleo’s total subscriber base.

In 2004, Núcleo’s net sales were P$167 million, representing a 5.0% increase from the P$159 million generated in year 2003. The growth in revenue was mainly due to sales of the prepaid service.

General

During year 2005, total net sales from the wireless reportable segment, consisting of service revenues and handset sales, increased by 61.4% to P$2,797 million from P$1,733 million in year 2004. During year 2004, total net sales increased approximately 49.0% from P$1,163 million in year 2003.

Revenues from Telecom’s wireless reportable segment for years 2005, 2004 and 2003 are comprised as follows:

	Year Ended December 31,			% of Change
	2005	2004	2003	2005-2004	2004-2003
	(P$ millions)			Increase
Prepaid services	733	413	285	77.5	44.9
Monthly basic charges and airtime usage charges	624	373	288	67.3	29.5
Calling Party Pays	445	406	369	9.6	10.0
TLRD services	285	164	75	73.8	118.7
Roaming services	235	137	50	71.5	174.0
Other service sales	143	104	80	37.5	30.0
Subtotal Service Revenues	2,465	1,597	1,147	54.4	39.2
Handset sales	332	136	16	144.1	750.0
Total Wireless	2,797	1,733	1,163	61.4	49.0

Service Revenues

Service revenues in the wireless reportable segment consist of recurring monthly basic charges, airtime usage charges, roaming charges billed to Telecom’s customers for their use of Telecom’s and other carriers’ networks, roaming charges billed to other wireless service providers whose customers use Telecom’s network, TLRD and CPP charges, additional charges for Value Added Services, including call waiting, call forwarding, three way calling and voicemail, and for other miscellaneous cellular and PCS services.

Service revenues were approximately 88.1% of total segment net sales in 2005, 92.2% in 2004 and 98.6% in 2003, respectively.

Prepaid Services

The prepaid services sales increased by 77.5% to P$733 million in year 2005 from P$413 million in year 2004. The increase was primarily due to an increase in the number of subscribers which reached approximately 4,568,000 as of December 31, 2005, an increase of approximately 1,329,000 customers, or 41.0%, as compared to December 31, 2004.

During year 2004 the prepaid service sales increased 44.9% from P$285 million in year 2003, principally as a result of an increase in the number of subscribers which reached approximately 3,239,000 as of December 31, 2004, an increase of approximately 671,000 customers, or 26.1%, as compared to December 31, 2003.

Monthly Basic Charges and Airtime Usage Charges

During year 2005, monthly basic charges and airtime usage charges increased by 67.3% to P$624 million from P$373 million in year 2004. Monthly basic charges and airtime usage charges increased by 29.5% in year 2004 from P$288 million in year 2003. The increase in each year was mainly due to an increase in subscribers base resulting from strong growth in the number of GSM subscribers.

Calling Party Pays

Calling party pays’ sales increased by 9.6% to P$445 million in year 2005 from P$406 million in year 2004, and increased by 10.0% in year 2004 from P$369 million in year 2003. The increases in each year were due to the increase in the volume of total traffic.

TLRD Services

During year 2005, TLRD services revenue was P$285 million, representing a 73.8% increase from P$164 million in year 2004. TLRD services revenue increased to P$164 million in year 2004 from P$75 million in year 2003. The increases in each year were due to the increase in wireless traffic among wireless operators as a result of growth in the wireless customer base.

Roaming Services

During year 2005, roaming service revenue was P$235 million, representing a 71.5% increase from P$137 million in year 2004. Roaming service revenue increased by 174.0% in year 2004 from P$50 million in year 2003. The increases in each year were due to the increase in the volume of total traffic.

Other Service Sales

During year 2005, other service sales, including sales of Value Added Services, was approximately P$143 million representing an increase of 37.5% from P$104 million in year 2004. During year 2004, other service sales increased by 30.0% from P$80 million in year 2003. The increases in 2004 and 2005 were largely due to Telecom Personal’s efforts to create and market Value Added Services that featured technological innovation.

Handset sales

Handset sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues associated with the sale of wireless handsets, and related expenses are recognized when the products are delivered and accepted by the customers. In an effort to attract new customers and to maintain existing customers (by upgrading their handsets), Telecom Personal, like its competitors, has offered handsets to customers below cost.

This subsidy was approximately P$281 million or 45.8% of total cost of handset sales in 2005, P$101 million or 42.6% in 2004 and P$6 million or 27.3% in 2003, respectively.

During year 2005, handset sales increased to P$332 million from P$136 million in year 2004. This increase was mainly due to the expansion of the subscriber base and the fact that, in an effort to attract customers, Telecom Personal, like its competitors, has offered handsets to customers below cost.

During year 2004, handset sales increased to P$136 million from P$16 million in year 2003. This increase was mainly due to Telecom Personal’s strategy of expanding its subscriber base by selling handsets below cost like its competitors. This increase also corresponds with the introduction of GSM technology in the last quarter of 2003 and the positive growth of the post-crisis Argentine economy.

Cost of Services, General and Administrative and Selling Expenses

Total costs of services, general and administrative and selling expenses in the wireless reportable segment increased 79.9% to P$2,589 million in year 2005 from P$1,439 million in year 2004. During year 2004, these costs increased by 56.6% from P$919 million in year 2003. In each year, total costs increased at a faster rate than Telecom Personal’s revenues mainly as a result of a higher cost for subscriber acquisition. In connection with the increase in traffic, Telecom Personal also incurred increased costs of TLRD services (termination charges from third parties’ wireless networks) and roaming charges.

Detailed below are the major components of the cost of services, general and administrative and selling expenses for the years ended December 31, 2005, 2004 and 2003 in the wireless reportable segment:

	Year Ended December 31,			% of Change
	2005	2004	2003	2005-2004	2004-2003
	(P$ millions)			Increase/(Decrease)
Salaries and social security	113	90	74	25.6	21.6
Taxes	229	152	106	50.7	43.4
Maintenance, materials and supplies	79	34	33	132.4	3.0
Bad debt expense	23	12	10	91.7	20.0
Fees for services	79	20	13	295.0	53.8
Advertising	109	64	20	70.3	220.0
Cost of handset sales	613	237	22	158.6	977.3
Agent commissions	276	107	38	157.9	181.6
Distribution of prepaid cards commissions	93	52	37	78.8	40.5
Other commissions	41	25	28	64.0	(10.7)
Cost of Roaming	115	65	39	76.9	66.7
Cost of TLRD	271	137	62	97.8	121.0
Other operating expenses	135	83	64	62.7	29.7
Subtotal costs before depreciation of fixed assets and intangible assets	2,176	1,078	546	101.9	97.4
Depreciation of fixed assets and intangible assets	413	361	373	14.4	(3.2)
Total wireless	2,589	1,439	919	79.9	56.6

Argentina
Costs before depreciation of fixed assets and intangible assets	2,046	988	464	107.1	112.9
Depreciation of fixed assets and intangible assets	357	309	320	15.5	(3.44)
Total costs in Argentina	2,403	1,297	784	85.3	65.4
Paraguay
Costs before depreciation of fixed assets and intangible assets	130	90	82	44.4	9.8
Depreciation of fixed assets and intangible assets	56	52	53	7.7	(1.9)
Total costs in Paraguay	186	142	135	31.0	5.2

Salaries and Social Security

During year 2005, salaries and social security charges increased 25.6% to approximately P$113 million from P$90 million in year 2004. During year 2004, salaries and social security charges increased by 21.6% from P$74 million in year 2003. The increase in each year was mainly due to the salary increases implemented during the period. Similarly, labor costs increased as a result of the increase in the number of full time employees. The wireless reportable segment had 2,710 employees as of December 31, 2005, 2,256 as of December 2004, and 2,064 as of December 2003, respectively.

Salaries and social security were approximately 4.0% of total segment net sales in 2005, 5.2% of total segment net sales in 2004 and 6.4% of total segment net sales in 2003, respectively.

Taxes

During year 2005, tax-related expenses increased 50.7% to approximately P$229 million from P$152 million in year 2004. During year 2004, tax-related expense increased by 43.4% from P$106 million in year 2003. The increases in each year were attributable to the increase in total segment net sales.

Tax-related expenses were approximately 8.2% of total segment net sales for 2005, 8.8% for 2004 and 9.1% for 2003, respectively.

Maintenance, Materials and Supplies

During year 2005, maintenance, materials and supplies expenses increased to P$79 million from P$34 million in year 2004. The increase was mainly due to an increase in maintenance costs related to software developed or obtained for internal use and radio base systems related to the development of the GSM network. During year 2004, maintenance, materials and supplies expenses remain stable compared to the prior year.

Maintenance, materials and supplies were approximately 2.8% of total segment net sales for 2005, 2.0% for 2004 and 2.8% for 2003, respectively.

Bad Debt Expense

During year 2005, bad debt expense rose to P$23 million from P$12 million in year 2004, an increase of 91.7%. During year 2004, bad debt expense increase by 20.0% from P$10 million in year 2003. These increases results from the significant expansion of the customer base.

Bad debt expense was approximately 0.8% of total segment net sales for 2005, 0.7% for 2004 and 0.9% for 2003, respectively.

Fees for Services

During year 2005, fees for various services such as legal, security and auditing fees and other services was approximately P$79 million, representing an increase by 295.0% from P$20 million in year 2004. During year 2004, fees for services increased by 53.8% from P$13 million in year 2003. The increase in each year was due mainly to the project of technology replacement in our wireless reportable segment, which allowed Telecom Personal to retain its customers and permitted the migration of TDMA technology to GSM technology, and the outsourcing of call center.

Fees for services was approximately 2.8% of total segment net sales for 2005, 1.2% for 2004 and 1.1% for 2003, respectively.

Advertising

During year 2005, advertising expenses (including media, promotional and institutional campaigns rose to P$109 million from P$64 million in year 2004, representing an increase of 70.3%, as a result of Telecom Personal’s efforts to expand its customer base.

During year 2004, advertising expenses increased to P$64 million from P$20 million, as a result of Telecom Personal’s marketing efforts for GSM wireless telephone services due to greater competition in this area.

Costs of Handsets Sales

During year 2005, the cost of handset sales increased to approximately P$613 million from P$237 million in year 2004. This increase was mainly due to the increase in handset sales as a result of the expansion of the subscriber base.

During year 2004, the cost of handset sales increased to P$237 million from P$22 million in year 2003. In 2004, Telecom Personal, like its competitors, began efforts to expand its subscriber base through the introduction of GSM technology in the last quarter of 2003.

Agent Commissions

During year 2005, agent commissions rose to P$276 million from P$107 million in year 2004, representing an increase of 157.9%. This increase was due to Telecom Personal’s efforts to expand its high-value subscriber base. During year 2004, agent commissions increased by 181.6% from P$38 million in year 2003. The increase was due to a large expansion of Telecom Personal’s customer base.

Distribution of Prepaid Cards Commissions

During year 2005, distribution of prepaid cards commissions increased by 78.8% to approximately P$93 million from P$52 million in year 2004. During year 2004, distribution of prepaid cards commissions increased by 40.5% from P$37 million in year 2003. The increases were attributable to the increase in the prepaid customer base.

Other Commissions

During year 2005, other commissions such as the commission paid for the invoice and collection process increased by 64.0% to approximately P$41 million from P$25 million in year 2004. This increase was mainly due to the increase in the subscriber base. During year 2004, other commissions decreased by 10.7% from P$28 million in year 2003.

Costs of Roaming

During year 2005, costs of roaming increased by 76.9% to P$115 million from P$65 million in year 2004. During year 2004, costs of roaming increased by 66.7% from P$39 million in year 2003. The increases were due to a significant increase in the volume of total traffic.

Costs of TLRD

During year 2005, costs of TLRD increased by 97.8% to P$271 million from P$137 million in year 2004. During year 2004, cost of TLRD increased by 121% from P$62 million in year 2003. The increases were due to a significant increase in wireless traffic among wireless operators as a consequence of a strong growth in the total customer base.

Other Operating Expenses

Other operating expenses increased by 62.7% to P$135 million in year 2005 from P$83 million in year 2004. During year 2004, other operating expenses increased by 29.7% from P$64 million in year 2003. The increase in each year was mainly due to increased costs related to the distribution of wireless handsets, prepaid cards and Value Added Services provided by third parties to Telecom Personal’s clients.

Depreciation of Fixed assets and Intangible Assets

Depreciation of fixed assets and intangible assets expenses increased by 14.4% to P$413 million in year 2005 from P$361 million in year 2004. The increase was due to increased investments in assets and accelerated depreciation of P$31 million derived principally from a reduction in the useful life of Telecom Personal’s TDMA network equipment.

During year 2004, depreciation of fixed assets and intangible assets expenses decreased by 3.2% from P$373 million in year 2003.

Depreciation of fixed assets and intangible assets expenses were approximately 14.8% of total segment net sales in 2005, 20.8% in 2004 and 32% in 2003, respectively.

Operating Income

	Year Ended December 31,				Change by geographic area
	2005	2004	Total Change		Argentina	Paraguay
	(P$ millions /%)%			(P$ millions)
Operating income before SAC and depreciation of fixed assets and intangible assets (non-GAAP)(1)	1,287	927	38.8	360	343	17
As % of net sales	46.0%	53.5%		(7.5%)
SAC (non-GAAP)(2)	(666)	(272)	144.9	(394)	(391)	(3)
As % of net sales	(23.8%)	(15.7%)		(8.1%)
Operating income before depreciation of fixed assets and intangible assets	621	655	(5.2)	(34)	(48)	14
As % of net sales	22.2%	37.8%		(15.6%)
Depreciation of fixed assets and intangible assets	(413)	(361)	14.4	(52)	(48)	(4)
As % of net sales	(14.8%)	(20.8%)		6.0%
Operating income	208	294	(29.3)	(86)	(96)	10
As % of net sales	7.4%	17.0%		(9.6%)

(1)             Operating income before SAC and depreciation of fixed assets and intangible assets is not a measure calculated in accordance with Argentine GAAP and, therefore, should not be considered as an alternative to operating income or any other measure of performance under Argentine GAAP. This measure may not be calculated in the same manner as similarly titled measures used by other companies. In addition to the GAAP measure operating income, management uses this non-GAAP measure (which is derived from the Company’s accounting records) to assess operating results. Operating income before SAC and depreciation provides information about the operational performance excluding the effect of “one time” significant commercial costs (Subscriber Acquisition Costs, or “SAC”) and the effect of non-cash depreciation and amortization charges (i.e. amortization and depreciation of fixed and intangible assets). Management believes that this measure is especially relevant in assessing segment performance during periods of significant subscriber growth as is currently the case in Argentina, and as such provides investors with meaningful information concerning development of the wireless business.  See footnote 12 to our Consolidated Financial Statements for more information regarding segment performance. This measure is reconciled to the GAAP measure operating income by adding back depreciation and amortization charges and wireless SAC charges, each as shown in the table above.

(2)             The components of wireless SAC that arise from the accounting records are as follows:

	Year Ended December 31,				Change by geographic area
	2005	2004	Total Change		Argentina	Paraguay
	(P$ millions /%)%			(P$ millions)
Handset net sales	332	136	144.1%	196	187	9
Cost of handsets	(613)	(237)	158.6%	(376)	(369)	(7)
Gross loss on handset sales	(281)	(101)	178.2%	(180)	(182)	2
Advertising	(109)	(64)	70.3%	(45)	(43)	(2)
Agent commissions	(276)	(107)	157.9%	(169)	(166)	(3)
Total SAC	(666)	(272)	144.9%	(394)	(391)	(3)

In year 2005, our operating income before SAC and depreciation of fixed assets and intangible assets from the wireless reportable segment was P$1,287 million representing an increase of 38.8% from P$927 million in year 2004. It represents 46.0% and 53.5% of total net sales in year 2005 and 2004, respectively. The increase was mainly due to a 61.4% increase in net sales, partially offset by a higher level of costs including a 132.4% increase in maintenance, materials and supplies, a 295.0% increase in fees for services, a 78.8% increase in distribution of prepaid cards commissions, a 76.9% increase in cost of roaming and a 97.8% increase in cost of TLRD.

In year 2005, our operating income from the wireless reportable segment was P$208 million, representing a decrease of 29.3% from P$294 million in year 2004. The decrease was mainly due to higher SAC including a 157.9% increase in agent commissions, a 178.2% increase in increase in handsets subsidies, a 70.3% increase in advertising expenses, and an increase of 14.4% in depreciation of fixed assets and intangible assets.

	Year Ended December 31,				Change by geographic area
	2004	2003	Total Change		Argentina	Paraguay
	(P$ millions /%)%			(P$ millions)
Operating income before SAC and depreciation of fixed assets and intangible assets (non-GAAP)(1)	927	681	36.1	246	240	6
As % of net sales	53.5%	58.6%		(5.1%)
SAC (non-GAAP)(2)	(272)	(64)	325.0	(208)	(202)	(6)
As % of net sales	(15.7%)	(5.5%)		(10.2)%
Operating income before depreciation of fixed assets and intangible assets	655	617	6.2	38	38	-
As % of net sales	37.8%	53.1%		(15.3%)
Depreciation of fixed assets and intangible assets	(361)	(373)	(3.2)	12	11	1
As % of net sales	(20.8%)	(32.1%)		11.3%
Operating income	294	244	20.5	50	49	1
As % of net sales	17.0%	21.0%		(4.0%)

(1)             Operating income before SAC and depreciation of fixed assets and intangible assets is not a measure calculated in accordance with Argentine GAAP. See note 1 to the preceding table for a discussion of this measure. This measure is reconciled to the GAAP measure operating income by adding back depreciation and amortization charges and wireless SAC, each as shown in the table above.

(2)             The components of wireless SAC that arise from the accounting records are as follows:

	Year Ended December 31,				Change by geographic area
	2004	2003	Total Change		Argentina	Paraguay
	(P$ millions /%)%			(P$ millions)
Handset net sales	136	16	750.0%	120	120	-
Cost of handsets	(237)	(22)	977.3%	(215)	(211)	(4)
Gross loss on handset sales	(101)	(6)	1,583.3%	(95)	(91)	(4)
Advertising	(64)	(20)	220.0%	(44)	(43)	(1)
Agent commissions	(107)	(38)	181.6%	(69)	(68)	(1)
Total SAC	(272)	(64)	325.0%	(208)	(202)	(6)

In year 2004, our operating income before SAC and depreciation of fixed assets and intangible assets from the wireless reportable segment increased by 36.1% from P$681 million in year 2003. It represents 58.6% of total net sales in year 2003. The increase was mainly due to a 49.0% increase in net sales, partially offset by a higher level of costs including a 66.7% increase in cost of roaming and a 121.0% increase in cost of TLRD.

In year 2004, our operating income from the wireless reportable segment increased by 20.5% from P$244 million in year 2003. The increase in Telecom’s operating income was affected by a higher level SAC including a 181.6% increase in agent commissions, a 1,583.3% increase in handsets subsidies, and a 220.0% increase in advertising expenses.

Financial Results, Net

During year 2005, Telecom Personal recorded a net financial loss of approximately P$191 million compared to a net financial loss of P$184 million in year 2004. The difference can be attributed to P$8 million in higher holding losses on inventories, a P$20 million loss on accretion due to discounting the restructured debt and the reimbursement of P$10 million in interest to customers for the Universal Service Fund, partially offset by P$18 million in net currency exchange differences and P$16 million in interest savings.

During year 2004, Telecom Personal recorded a net financial loss of P$184 million compared to a net gain of P$168 million in year 2003. This change was mainly due to the foreign currency exchange differences as a result of the appreciation of the peso in year 2003 compared to the slight devaluation of the peso in year 2004.

Gain on Debt Restructuring, Net

In November 2004, Telecom Personal and Núcleo completed their debt restructurings. The completion of these restructurings resulted in the extinguishment of a portion of the unpaid principal and interest (net of debt issuance expenses) for a gain of approximately P$230 million.

In April 2003, Telecom Personal made a cash tender offer to purchase a portion of its financial debt instruments as a first step in the restructuring. The cash tender offer resulted in the purchase of approximately US$80 million principal amount of indebtedness for a purchase price of approximately US$44 million and the extinguishment of a portion of accrued but unpaid interest for a gain of P$90 million.

Other, Net

Other, net includes minority interest and other expenses, net.

Other Expenses, Net

Other expenses, net include severance payments for termination benefits, provisions for lawsuits and income from sales of fixed assets. During year 2005, other expenses, net increased to P$51 million from P$10 million in year 2004. The increase was mainly due to higher provisions for lawsuits and other contingencies in the amount of P$27 million, reimbursement of Universal Service charges to customers totaling P$11 million and a P$6 million higher allowance for obsolescence of inventories. These higher provisions were partially offset by increased sales of fixed assets.

For year 2004, other expenses, net declined by 73% from P$37 million in year 2003. The decrease was mainly due to lower reserves for litigation.

Income Tax Benefit (Expense), Net

Deferred income taxes result from temporary differences in the recognition of expenses for tax and financial reporting purposes and are accounted for in accordance with Argentine GAAP, which is consistent with SFAS No. 109. Argentine GAAP requires the asset and liability method of computing deferred income taxes.

As of December 31, 2003, Telecom Personal recorded a total write-down of its net deferred income tax asset as a consequence of the going concern uncertainty arising from its debt restructuring process. After the successful completion of its debt restructuring in November 2004, Telecom Personal reversed the valuation allowance previously provided for and then performed a realization test of its net deferred tax asset. No valuation allowance recorded as of December 31, 2005 and 2004 as a consequence of such realization test.

Net Income

During year 2005, Telecom’s wireless reportable segment reported a net income of P$58 million, representing a decrease of 81.2% from P$309 million during year 2004. The decrease in net income was mainly due to lower operating income in year 2005 as explained above, an increase in other expenses, net and no gain on debt restructuring in year 2005.

Net income for year 2004 decreased by 32.1% from P$455 million in year 2003. The decrease was mainly due to net foreign currency exchange losses in 2004, which were partially offset by the gain from the debt restructuring.

(C.3) Directory Publishing Reportable Segment

Operating results for the directory publishing reportable segment for the years ended December 31, 2005, 2004 and 2003 are comprised as follows:

	Year Ended December 31,			% of Change
	2005	2004	2003	2005-2004	2004-2003
	(P$ millions)			Increase/(Decrease)
Net Sales	50	43	34	16.3	26.5
Cost of services, general and administrative and selling expenses	(43)	(37)	(36)	16.2	2.8
Operating income (loss)	7	6	(2)	16.7	N/A
Financial result, net	2	1	12	100.0	(91.7)
Gain on debt restructuring, net	-	-	6	N/A	(100.0)
Other, net(1)	(3)	(2)	(8)	50.0	(75.0)
Income tax expense, net	(3)	(2)	(4)	50.0	(50.0)
Net income	3	3	4	-	(25.0)

(1)             Other, net includes equity gain (loss) from related companies and other expenses, net.

Net Sales

During year 2005, revenues from the telephone directory publishing services increased by 16.3% to P$50 million from P$43 million for year 2004. This was due to higher sales of advertising space in Páginas Amarillas directories and the acquisition of new customers.

Telecom’s business strategy in this segment is focused on the growth of graphic publicity that generates higher sales of advertising space in the directories. The primary actions taken to increase net sales in 2005 were the incorporation of advertising advisers and the implementation of sales planning by region.

During year 2004, revenues from the telephone directory publishing services increased by 26.5% to P$43 million from P$34 million for year 2003. This was due to higher sales of advertising space in Páginas Amarillas directories and the launch of several new, more specialized directories. The increases in the growth of total and graphic advertising investment in 2004 had a positive impact on the sales of advertising space in telephone directories.

Cost of Services, General and Administrative and Selling Expenses

Detailed below are the major components of Publicom’s cost of services, general and administrative and selling expenses for the years ended December 31, 2005, 2004 and 2003:

	Year Ended December 31,			% of Change
	2005	2004	2003	2005-2004	2004-2003
	(P$ millions)			Increase/(Decrease)
Salaries and social security	14	12	8	16.7	50.0
Materials and supplies	19	15	14	26.7	7.1
Bad debt expense	1	1	4	-	(75.0)
Others	8	5	5	60.0	-
Subtotal before depreciation	42	33	31	27.3	6.5
Depreciation of fixed assets and intangible assets	1	4	5	(75.0)	(20.0)
Total directory publishing	43	37	36	16.2	2.8

Salaries and Social Security

During year 2005, salaries and social security charges were approximately P$14 million, representing a 16.7% increase from 2004. This was primarily due to increases in salary levels granted during the year and the hiring of 65 new employees, mainly in the commercial area.

During year 2004, salaries and social security charges were approximately P$12 million, representing a 50.0% increase from 2003. This was primarily due to the increases in salary levels granted during the year and to the hiring of 150 new employees, mainly for the call center in the commercial area.

Materials and Supplies

Materials and supplies expenses increased by 26.7% to P$19 million in year 2005 from P$15 million in year 2004. This increase was due to the rise in the production costs of telephone directories, particularly the 25% increase in the price of paper and cost of distribution of these directories. Materials and supplies expenses for year 2004 remained stable compared to those costs in year 2003.

Bad Debt Expense

During years 2005 and 2004, bad debt expense remained at P$1 million, while such expense for year 2003 was P$4 million. The difference is mainly due to the continuing negative impact of the economic crisis in 2002 on collections from clients in 2003.

Other Operating Expenses

Other operating expenses were P$8 million in 2005, P$5 million in 2004 and P$5 million in 2003, respectively.

Depreciation of Fixed Assets and Intangible Assets

Depreciation expense was P$1 million in 2005, P$4 million in 2004 and P$5 million in 2003, respectively. The decrease in each year was a consequence of the end of the period of the amortization of the certain long-lived assets.

Operating Income (Loss)

Our operating income (loss) from the directory publishing reportable segment was P$7 million in 2005, P$6 million in 2004 and P$(2) million in 2003, respectively. The continued growth in net sales contributed to an increase in operating income in the 2003—2005 period.

Financial Results, Net

Net financial gain for the directory publishing reportable segment was P$2 million in 2005, P$1 million in 2004 and P$12 million in 2003, respectively. Net financial gain reported in year 2003 corresponds to a gain from net currency exchange differences resulting from the appreciation of the peso in year 2003. All financial debts of Publicom were cancelled under the tender offer during year 2003.

Gain on Debt Restructuring, Net

The gain on debt restructuring, net of P$6 million reported in year 2003 corresponds to the completion of the tender offer for the financial debt of Publicom. In such offer Publicom retired all of its financial debt.

Other, Net

Equity Gain (Loss) from Related Companies

Equity gain (loss) from related companies corresponds to results arising from Publicom’s investment in Nahuelsat, which was recorded at the lower of cost or net realizable value. During the year ended December 31, 2005, Publicom sold its interest in Nahuelsat, recording a gain of P$0.1 million.

Other Expenses, Net

Other expenses, net includes severance payments and provisions for lawsuits. For year 2005, other expenses, net increased by P$3 million mainly as a result of higher severance payments and reserves for lawsuits. For year 2003 other expenses, net was P$10 million, mainly as a result of higher reserves for lawsuits.

Net Income

Telecom’s directories publishing reportable segment recorded net income of approximately P$3 million in 2005, P$3 million in 2004 and P$4 million in 2003, respectively.

Foreign Currency Fluctuations

Exchange Rate Exposure.

We estimate, based on the composition of our balance sheet as of December 31, 2005, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations for the euro and yen against the Argentine peso, plus or minus, would result in a variation of approximately P$206 million of our consolidated financial indebtedness and approximately P$10 million of our consolidated financial investment. These analyses are based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies. See: “Item 11—Quantitative and Qualitative Disclosures About Market Risk”.

US GAAP Reconciliation

The accounting principles applied in Argentina vary in certain significant aspects from accounting principles applied in the United States. Application of US GAAP would have affected the determination of amounts shown as net income or loss for the years ended December 31, 2005, 2004 and 2003 and the amount of total shareholders’ equity as of December 31, 2005, 2004 and 2003. For more details see Note 15 to the Consolidated Financial Statements.

As of and for the year ended December 31, 2005, the principal differences between Argentine GAAP and US GAAP are the following:

•                  the accounting for the redeemable Preferred A shares of Nortel;

•                  the impact of foreign currency translation;

•                  the accounting for capitalization of foreign currency exchange differences;

•                  the accounting for debt restructurings and extinguishment of certain restructured debts;

•                  other adjustments as inventories, present-value accounting, accounting for investments in debt securities and equity gain (loss) on related companies;

•                  the tax effects and minority interest on US GAAP adjustments described above; and

•                  the valuation allowance related to deferred income tax.

In addition, certain other disclosures required under US GAAP have been included in the US GAAP reconciliation. See Note 15 to our Consolidated Financial Statements.

Net income or loss under Argentine GAAP for the years ended December 31, 2005 and 2004 was a net income of P$727 million and a net loss of P$361 million, respectively, as compared to a net income of P$491 million and a net loss of P$519 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2005 was P$1,011 million, as compared to a shareholders’ deficit of P$254 million under US GAAP.

Additionally, net income (loss) under Argentine GAAP for the years ended December 31, 2004 and 2003 was a net loss of P$361 million and a net gain of P$197 million, respectively, as compared to a net loss of P$519 million and a net income of P$222 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2004 and 2003 was P$284 million and P$645 million, respectively, as compared to a shareholder’s deficit of P$748 million and P$229 million, respectively, under US GAAP.

Recently Issued US GAAP Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), a replacement of APB Opinion No. 20, “Accounting Changes”, and Statement of Financial Accounting Standards No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. It is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The Company does not believe that the adoption of SFAS 154 will have a material effect on its financial statements.

Liquidity and Capital Resources

Sources and Uses of Funds

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom Argentina on the Class A and Class B Shares owned by Nortel and Nortel has used such cash dividends to satisfy Nortel’s payment obligations for the next calendar year. No dividends were declared by Telecom Argentina and consequently Nortel during year 2001, 2002, 2003, 2004 or 2005. In addition to not being able to make dividend payments, Nortel was also unable to pay the required amortization on its Series A Preferred Shares. Accordingly, the amount of the amortization and dividends on the Series A Preferred Shares will continue to accrue until Nortel has the cash required to make the payment. As of December 31, 2005, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was P$638 million including the effects of CER.

Because Nortel’s interest in Telecom Argentina is its principal asset, Nortel’s source of funds for its current and future cash needs, including dividend and redemption payments, currently are limited to dividend payments (if made) from Telecom Argentina and proceeds from any borrowings, which  borrowings cannot exceed US$50 million without the approval of the holders of Nortel’s Series A and Series B Preferred Shares. Notwithstanding the successful restructuring of Telecom Argentina’s indebtedness during 2005, considering the current financial condition and results of operation of Telecom and Nortel, it is unlikely that Nortel will be able to access capital from outside sources in the near term.

Should Telecom Argentina pay future dividends, Nortel expects to service its obligations in respect of its debt and preferred shares out of such dividends received by it on its holdings of Telecom Argentina’s Class A and Class B shares. However, at present, Nortel is unable to predict whether Telecom Argentina will make future dividend payments.

Historically, Telecom’s sources of liquidity have been cash flow from operations and long-term borrowings. In the past, Telecom maintained high levels of liquidity as a way to reduce debt-refinancing risks and provide flexibility during difficult market conditions. However, Telecom’s limited financing alternatives were curtailed after December 2001 when the Argentine Government defaulted on most of its financial obligations. In addition to Argentina’s debt crisis, beginning in late 2001, Telecom’s ability to access the capital and bank loan markets was effectively eliminated as a result of the economic recession and political instability in Argentina and the Argentine Government’s imposition of transfer restrictions on payments of foreign financial obligations.

As a consequence of the abrupt devaluation and volatility of the peso, lower net cash flows generated during the economic crisis in Argentina and the uncertain timetable for resolving discussions with the Argentine Government concerning adjustment of regulated rates, in the second quarter of 2002 Telecom announced the suspension of payments on its outstanding financial indebtedness and commenced a debt restructuring process.

As discussed below under “Debt Obligations and Debt Service Requirements”, Telecom Argentina completed its debt restructuring on August 31, 2005, and its subsidiaries, Telecom Personal and Núcleo completed debt restructurings in November 2004. Subsequently, Telecom Personal and Núcleo refinanced their financial indebtedness in December 2005 and March 2006, respectively, in order to secure more favorable terms.

The debt service requirements under the terms of Telecom Argentina’s new notes (including semi-annual scheduled payments of principal and interest and mandatory prepayments based on Telecom Argentina’s “excess cash” as defined in the notes) significantly reduce the amount of cash that Telecom Argentina will have available for payment of dividends. The notes that Telecom Argentina issued pursuant to the APE also provide that if Telecom Argentina makes any Distribution Payment (a term which includes any dividend), then the minimum excess cash payment for the relevant period must be at least two and a half times such Distribution Payment. In addition, Telecom Argentina’s ability to pay dividends is subject to restrictions under the Argentine Companies Law and other applicable regulations. Accordingly, there can be no assurance that Telecom Argentina will be able to pay dividends in future periods.

The terms of the notes issued by Telecom Argentina pursuant to its APE and the terms of Telecom Personal’s outstanding indebtedness contain significant debt service obligations and a number of restrictive covenants that, among other things, limit the ability of Telecom Argentina and its subsidiaries to incur additional indebtedness. Additionally, the terms of the notes issued by Telecom Argentina pursuant to the APE and the terms of Telecom Personal’s outstanding indebtedness include restrictions on Telecom Argentina’s ability to make loans to or investments in Telecom Personal, and vice-versa. Although there are no contractual restrictions on Telecom Personal’s ability to pay dividends to Telecom Argentina, due to Telecom Personal’s significant debt service obligations and substantial needs for capital investments, we expect that Telecom Personal’s cash flow will be dedicated to Telecom Personal’s debt service and capital expenditure needs in the near term. Each of Telecom Argentina, Telecom Personal and Núcleo expects to satisfy its debt service commitments and other liquidity needs using cash flow from its stand-alone operations.

We expect that the principal source of Telecom Argentina’s liquidity in the near term will be cash flows from Telecom Argentina’s operations (excluding the operations of Telecom Personal and its subsidiaries). Telecom Argentina’s principal uses of cash are expected to be debt service requirements on the notes, including scheduled debt service and prepayments, and capital expenditures, to the extent permitted by the terms of the notes. See “Item 11 — Quantitative and Qualitative Disclosures about Market Risk” in Telecom’s Form 20-F for  more detailed information on expected prepayments.

We expect that the principal source of Telecom Personal’s liquidity in the near term will be cash flows from Telecom Personal’s operations. Telecom Personal’s principal uses of cash are expected to be debt service requirements and capital expenditures.

As of December 31, 2005, Telecom had approximately P$602 million in cash and cash equivalents. As of December 31, 2004 and 2003, cash and cash equivalents amounted to P$2,940 million and P$2,216 million, respectively.

During year 2005, Telecom’s consolidated net cash flow from operating activities was approximately P$1,967 million, its consolidated net cash flow provided by investing activities was approximately P$87 million and its consolidated cash flow used in financial activities was approximately P$4,392 million. During year 2004 Telecom’s consolidated net cash flow from operating activities was approximately P$2,200 million, its consolidated net cash flow used in investing activities was approximately P$851 million and its consolidated net cash flow used in financial activities was approximately P$625 million. During year 2003, Telecom’s consolidated net cash flow from operating activities was approximately P$2,027 million, its consolidated net cash flow used in investing activities was approximately P$345 million and its consolidated net cash flow used in financial activities was approximately P$780 million.

Voice, data and Internet reportable segment. As of December 31, 2005, Telecom’s voice, data and Internet reportable segment had approximately P$443 million in cash and cash equivalents.

During year 2005, the voice, data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,458 million, its net cash flow provided by investing activities was approximately P$372 million and P$4,237 million net cash flow was used in financial activities. During year 2004, the voice, data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,754 million, its net cash flow used in investing activities was approximately P$673 million and its net cash flow used in  financial activities was approximately P$17 million.

The operating activities provided to the voice, data and Internet reportable segment approximately P$296 million less in net cash flow for 2005 compared to 2004 mainly due to the increase in several operating costs. For 2005, net cash flow from investing activities significantly increased compared to 2004 primarily due to the disposal of certain investments not previously considered as cash and cash equivalents. During 2005, net cash flow used in financing activities increased by P$4,220 million as compared to 2004 due to Telecom Argentina’s debt restructuring in August 2005.

During year 2003, the voice, data and Internet reportable segment’s net cash flow from operating activities related to the voice, data and Internet reportable segment was approximately P$1,521 million, its net cash flow used in investing activities was approximately P$176 million and its net cash flows used in financial activities was approximately P$618 million.

Wireless reportable segment. As of December 31, 2005, Telecom’s wireless reportable segment had approximately P$157 million in cash and cash equivalents.

During year 2005, the wireless reportable segment’s net cash flow from operating activities was approximately P$507 million, its net cash flow used in investing activities was approximately P$284 million and P$155 million net cash flow was used in financing activities. During year 2004, the wireless reportable segment’s net cash flow from operating activities was approximately P$447 million, its net cash flow used in investing activities was approximately P$178 million and its net cash flow used in financing activities was approximately P$608 million.

During year 2005, net cash inflow from operating activities increased by P$60 million from year 2004. The increase was mainly due to the higher cash collections partially offset by higher outflow from purchases of inventories, agent commissions, advertising, fees for services and taxes related to net sales. Net cash outflow from investing activities increased by P$106 million from year 2004. The increase was mainly due to the disposal of investments not considered as cash and cash equivalents in 2004 and higher payments from acquisitions of fixed assets in 2005 compared to 2004. Net cash outflow from financing activities decreased by P$453 million from year 2004. The decrease was mainly due to the unusual payments of debt and interest in 2004 arising from the restructuring of Personal and Núcleo’s financial debt in November 2004.

During year 2003, the wireless reportable segment’s net cash flow from operating activities was approximately P$499 million, its net cash flow used in investing activities was approximately P$169 million and its net cash flow used in financing activities was approximately P$155 million.

Directory publishing reportable segment. As of December 31, 2005, Telecom’s directory publishing reportable segment had approximately P$2 million in cash and cash equivalents.

During year 2005, the directory publishing reportable segment’s net cash flow from operating activities was approximately P$2 million and its net cash flow used in investing activities was approximately P$1 million. During year 2004, the directory publishing reportable segment’s net cash flow used in operating activities was approximately P$1 million. During year 2003, the directory publishing reportable segment’s net cash flow from operating activities was approximately P$7 million and its net cash flows used in financing activities was approximately P$7 million corresponding to the repurchase of debt.

Telecom’s Debt Obligations and Debt Service Requirements

Telecom Argentina.

Series A and B Notes Issued Pursuant to the APE. On August 31, 2005 (the “Issuance Date”), Telecom Argentina completed the restructuring of its outstanding financial indebtedness on a stand-alone basis by issuing debt with new payment terms and by paying cash consideration and making cash interest payments.

Set forth below is summary information regarding the consideration paid by Telecom Argentina on the Issuance Date:

1.               Telecom Argentina issued Series A notes in the following currencies and original principal amounts: P$26 million (including CER adjustment), US$105 million, Euro 534 million and Yen 12,328 million. The aggregate amount of Series A notes issued was equivalent to P$2,576 million (US$885 million). Additionally, Telecom Argentina paid to creditors who received Series A notes interest payments in an aggregate amount equivalent to P$194 million (US$67 million) for the period January 1, 2004 through August 31, 2005.

2.               Telecom Argentina issued US$999 million of Series B Notes. Additionally, Telecom Argentina paid to creditors who received Series B Notes interest payments in an aggregate amount of US$150 million for the period January 1, 2004 through August 31, 2005.

3.               Telecom Argentina paid an aggregate amount equal to US$565 million to creditors who selected or were allocated into the cash payment alternative pursuant to the APE. Additionally, Telecom Argentina paid these creditors interest for the period January 1, 2004 through August 31, 2005 totaling US$21 million.

4.               Telecom Argentina made cash payments equivalent to US$534 million under the terms of the new Notes issued pursuant to the APE consisting of:

a.               A payment of cash amounts reserved but not applied pursuant to the cash payment alternative under the APE (equal to US$98 million)

b.              Payment of the principal amortization payments scheduled for October 15, 2004 and April 15, 2005, equal to US$143 million; and

c.               A prepayment, applied as a Note Payment covering the principal amortization payments under the new notes up to and including October 15, 2007 equal to US$293 million.

The Series A notes mature in 2014 and bear interest at an initial interest rate of 5.53% (4.83% for euro-denominated, 1.93% for yen-denominated and 3.23% for peso-denominated Series A notes) from the Issuance Date through October 15, 2008 and at 8% for notes denominated in U.S. dollars (6.89% for euro-denominated, 3.69% for yen-denominated and 3.42% for peso-denominated Series A notes) from October 16, 2008 through October 15, 2014. The Series A notes amortize semi-annually in April and October of each year (unless otherwise prepaid), with total scheduled principal maturities of 3.2% in 2004, 5.6% in 2005, 4.8% in 2006, 1.6% in 2007, 0.8% in 2008, 14.28% in each year from 2009 to 2013 and 12.6% in 2014.

The Series B notes are issued in U.S. dollars, mature in 2011 and bear interest at an initial rate of 9.0% from the Issuance Date through October 15, 2005, 10.0% from October 16, 2005 through October 15, 2008 and 11.0% from October 16, 2008 through October 15, 2011. The Series B notes amortize semi-annually in April and October of each year (unless otherwise prepaid), with total scheduled principal maturities of 4% in 2004, 10.0% in 2005, 12% in 2006, 14% in 2007 and 15% in each year from 2008 through maturity in 2011.

As of December 31, 2005, Telecom Argentina had approximately P$3,898 million (equivalent to US$1,286 million of indebtedness on a stand-alone basis (excluding effect on discounting of debt). 42% of this aggregate amount was in the form of Series A notes and 58% is in the form of Series B notes.

Mandatory and Optional Prepayments on the Notes. The notes of each series may be prepaid by Telecom Argentina at any time by means of Note Payments (which are applied to prepay remaining installments of the notes in direct order of maturity); Optional Redemptions (which are applied pro rata) or market purchases (only below par value). In October 2005 Telecom Argentina made a Note Payment in an aggregate amount equal to US$78 million which was applied to pay the full amount of the scheduled amortization payments on the new notes payable in April 2008.

The notes of each series include a mandatory prepayment provision pursuant to which if Telecom Argentina generates “excess cash” (as defined in the notes), then Telecom Argentina will be required to use such excess cash for specified purposes, including certain mandatory prepayments of the notes. Excess cash shall be measured semi-annually based on the Consolidated Financial Statements of Telecom (excluding Telecom Personal and its subsidiaries) as of June 30 and December 31 of each year, and any excess cash must be applied no later than the due date of the scheduled amortizations payments immediately subsequent to each June 30 or December 31, respectively. On April 18, 2006 Telecom Argentina made a cash payment of P$663 million , corresponding to excess cash determined for the period ended as of December 31, 2005 and an additional prepayment on the notes Such payments were applied as note payments which prepaid the scheduled principal amortization payments on the notes through April 15, 2009. Consequently, after such payments the percentage of the original principal amount of the notes remaining outstanding are 76.86% for the Series A notes and 37.5% for the Series B notes. As a result of the mandatory prepayment provision, Telecom Argentina expects that any “excess cash” generated by it while the Series A and Series B notes are outstanding will be applied to prepay the Series A and Series B notes or for other uses permitted under the indenture.

Certain Covenants under the Notes. The Indenture governing the notes contains certain covenants relating to, among other things, limitations on the ability of Telecom Argentina and, in certain cases, its restricted subsidiaries (including Telecom Personal), to:

create or permit liens on property or assets unless the notes are equally and ratably secured;

•                  incur indebtedness, except for certain permitted indebtedness (see “Liquidity” below for more detail);

•                  sell assets;

•                  enter into sale and leaseback transactions;

•                  engage in transactions with shareholders and affiliates;

•                  make capital expenditures in excess of specified permitted capital expenditure amounts (not applicable for Telecom Personal or Núcleo);

•                  make restricted payments (including loans and investments);

•                  impose payment restrictions affecting restricted subsidiaries;

•                  issue equity interests of Telecom Personal resulting in loss of control of Telecom Personal;

•                  engage in other lines of business; or

•                  engage in certain mergers.

The covenants, among other things, limit Telecom Argentina’s ability to transfer cash and/or other assets to Telecom Personal and its subsidiaries. The notes also provide that if Telecom Argentina makes any Distribution Payment (a term which includes any dividend), then the minimum excess cash payment for the relevant period must be at least two and a half times such Distribution Payment.

The notes also contain a cross-acceleration provision which will make either the occurrence of any acceleration, or the existence of a payment default, with respect to an aggregate principal amount of the equivalent of US$20 million of debt of either Telecom Argentina or its restricted subsidiaries an event of default under the notes.

The notes are redeemable at the option of the holders upon the occurrence of certain change of control events.

In February 2006, Telecom Argentina called for a bondholders meeting in order to modify certain conditions of the Series A and Series B notes. The amendments eliminated the restriction on Telecom Personal’s ability to make capital expenditures and eliminated the obligation of Telecom Argentina to reinvest in Telecom Personal any dividends distributed to it by Telecom Personal. At the bondholders meeting which was held in March 2006 the bondholders approved the amendments, which went into effect on March 27, 2006.

Swaps

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, Telecom entered into two foreign exchange currency swap contracts to hedge its exposure to the euro and Japanese yen-denominated Series A notes fluctuating with respect to the U.S. dollar. The hedge contracts do not include any requirement to post collateral. As of December 31, 2005 the estimated market value of the U.S. dollar/euro swap contract was (US$21.9 million) and of the U.S. dollar/yen contract was (US$3.3 million). See Note 8.2 to our Consolidated Financial Statements for a more detailed discussion of our swap agreements.  Because Telecom primarily generates cash flows in Argentine pesos and the terms of the swap do not match the terms of the euro and Japanese yen-denominated obligations (due to the existence of mandatory prepayment terms in the underlying debt) these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Loss on derivatives”.

Telecom Personal

Telecom Argentina’s 99.99% owned subsidiary, Telecom Personal, originally restructured its outstanding financial indebtedness, including inter-company obligations, in November 2004, pursuant to an out-of-court restructuring agreement approved by 100% of the affected creditors. On December 22, 2005, Telecom Personal concluded the refinancing of all of its debt instruments issued pursuant to its November 2004 financial restructuring. The main objective of the refinancing was to improve its debt profile by modifying its interest rates and eliminating certain restrictive covenants. In particular, Telecom Personal’s new indebtedness does not contain mandatory prepayment obligations relating to generation of “excess cash” and does not restrict Telecom Personal’s ability to make capital expenditures. The new debt incurred in this refinancing transaction was approximately US$381 million and was issued in the form of three series of notes and syndicated loans.

As of December 31, 2005, Telecom Personal’s stand-alone financial indebtedness comprised P$43 million aggregate principal amount of Series 1 notes, P$87 million aggregate principal amount of Series 2 notes and US$240 million aggregate principal amount of Series 3 notes. The Series 1 notes mature in 2006, are denominated in pesos and bear interest at 12%. The Series 1 notes pay interest at maturity. The Series 2 notes mature in 2008, are issued in pesos and bear interest at the floating Badlar rate (average interest rate paid by banks in public and private sectors on deposits in excess of US$1 million for a term of 30 to 35 days) plus 6.5%. The Series 2 notes pay interest quarterly. The Series 3 notes mature in 2010, are issued in dollars and bear interest at 9.25%. The Series 3 notes pay interest semi-annually. In addition, Telecom Personal had two syndicated loans outstanding as of December 31, 2005 in amounts of P$87 million and US$69 million, each one in two tranches. At December 31, 2005, Tranche A of the Peso facility had an outstanding principal amount of P$57 million. Peso Tranche A will mature in June, 2007 and accrues interest at an annual rate of 12.20% over its 18 month term. Tranche B of the Peso facility had an outstanding principal amount of P$30 million. Peso Tranche B will mature in December, 2007 and accrues interest at an annual rate of 13.10% over its 24 month term. At December 31, 2005, Tranche A of the Dollar facility had an outstanding principal amount of US$34.5 million. Dollar Tranche A will mature in June, 2007 and accrues interest at an annual rate of three-month LIBOR plus 2% over its 18 month term. At December 31, 2005 Tranche B of the Dollar facility had an outstanding principal amount of US$34.5 million. Dollar Tranche B will mature in December, 2007 and accrues interest at an annual rate of three-month LIBOR plus 2.25% over its 24 month term. Telecom Personal’s notes and the syndicated loans contain certain covenants that, among other things, limit Telecom Personal’s ability and the ability of its restricted subsidiaries (including Núcleo) to make any investments in any person (individuals or entities), to incur indebtedness (except for certain permitted indebtedness), to dispose of assets, to create or permit liens on property or assets unless the notes are equally and ratably secured, to enter into sale and leaseback transactions, to engage in transactions with shareholders and affiliates and to engage in other lines of business. See “Liquidity” below for a discussion of Telecom Personal’s limitations on incurrence of indebtedness.

Núcleo

On November 22, 2004, Núcleo, Telecom Personal’s Paraguayan wireless telephony subsidiary, completed a restructuring of its syndicated loan facility and other financial indebtedness. In connection with this restructuring, Telecom Personal made a payment to Núcleo’s creditors under the syndicated loan in the amount of approximately US$4.3 million to secure the full and unconditional release of Telecom Personal’s guarantee of such loan, and received a promissory note in the amount of approximately US$4.3 million. The promissory note was subordinate in right of payment to all the financial debt of Núcleo. During fiscal year 2005, Núcleo made optional prepayments to holders of the new loans in an aggregate amount of US$28 million. Consequently, Núcleo’s outstanding debt as of December 31, 2005 amounted to US$17 million.

On January 27, 2006, Núcleo made additional optional prepayments to holders of the new loans for an aggregate amount of US$8 million, which payments were applied to pay the full amount of the scheduled amortization payments on the new loans payable up to June 27, 2008 and a portion of the scheduled amortization payments on the new loans payable up to December 27, 2008. The funds used for this payment derived from a loan from a Paraguayan branch of a bank for an amount of US$3.6 million and from Núcleo’s own funds (US$4.4 million). Through further optional prepayments on February 27, 2006 and March 29, 2006, Núcleo cancelled its remaining financial debt with banks (equivalent to US$4.4. million), together with all of Personal’s Promissory Note (equivalent to US$4.7 million). The funds used for said cancellations derived from two loans from Paraguayan branches of two banks for a total amount of US$5.9 million, and from Núcleo’s own funds (US$3.2 million). The new bank loans shall be repaid in semiannual installments ending on February 27, 2009. The loans accrue interest at an annual LIBOR-based variable rate, fixed for the first year at 5.9%. Additional information is given in Note 16 to our Consolidated Financial Statements.

Liquidity

As discussed above, the terms of the debt instruments that Telecom Personal, Núcleo and Telecom Argentina have entered into will restrict each company’s ability to transmit funds to other companies in the Telecom Group, including through payment of dividends by Núcleo or entering into inter-company loans. Accordingly, the liquidity position for each of Telecom Argentina, Telecom Personal and Núcleo will be significantly dependent on each individual company’s operating performance and debt service commitments.

The notes issued pursuant to the APE limit Telecom Argentina’s ability and the ability of Telecom Argentina’s restricted subsidiaries (including Telecom Personal) to incur indebtedness, except for certain permitted indebtedness, unless the ratio of Telecom Argentina’s net indebtedness to EBITDA (as defined in the Indenture governing the notes), or “leverage ratio”, is 2.75 to 1 (or upon the occurrence of certain events, 2.25 to 1) or less. As of the date of this Annual Report, Telecom Argentina satisfies this ratio.

Telecom Personal’s notes and loans limit its ability to incur indebtedness, except for certain permitted indebtedness, unless it meets a ratio of net indebtedness to consolidated EBITDA (as defined in the notes and loans), or “indebtedness ratio” of 3.25 to 1 or less, if such indebtedness is incurred prior to December 31, 2006 or 3.00 to 1 or less, if such indebtedness is incurred thereafter. As of December 31, 2005, Telecom Personal did not qualify to incur any additional indebtedness. However, Telecom Personal currently expects that it will satisfy this indebtedness ratio in the near future, and therefore may be able to incur additional indebtedness in the near to medium term. Additionally, Telecom Personal’s loans require it to maintain a ratio of net indebtedness to consolidated and adjusted EBITDA (as defined in the loans), or “maintenance ratio”. As of December 31, 2005, the maximum permitted maintenance ratio was 2 to 1, which Telecom Personal satisfied. Under the terms of the notes and loans, the permitted maintenance ratio decreases to 1.75 to 1 or less for the quarter ended March 31, 2006 and each quarter ended thereafter. Telecom Personal currently expects to continue to meet its maintenance ratio requirements in the near term. Finally, Telecom Personal’s loans require it to maintain a ratio of consolidated quarterly EBITDA to Interest accrued quarterly in a range between 1.5 and 3 to 1. For the quarter ended December 31, 2005, the minimum required ratio was 1.5 to 1 and was satisfied by Telecom Personal.

In addition, the terms and conditions of Nortel’s Series A and Series B Preferred Shares contain covenants which require Nortel to restrict Telecom’s ability to borrow if the ratio of Telecom’s total liabilities to shareholders’ equity is 1.75 or higher. If Nortel does not satisfy these covenants, Nortel’s Series A and Series B Preferred Shares  will acquire certain voting rights which will enable Nortel’s preferred shareholders to elect one director and one alternate director of Nortel. Telecom’s ratio of total liabilities to shareholder’s equity has exceeded this amount since March 2002, giving Nortel preferred shareholders such voting rights. See “Financial Ratio” below.

Telecom expects that its cash flow from operations will be sufficient to enable Telecom Argentina and its subsidiaries to satisfy their respective debt service commitments and other cash requirements in the near to medium term. As of the date of this Annual Report, Telecom Argentina has prepaid scheduled principal amortization payments on its Series A notes and Series B notes through April 15, 2009. Accordingly, its debt service obligations in the near to medium term relate principally to interest payment obligations. However, Telecom Argentina has significant commitments for repayment of principal on its indebtedness after October, 2009, and its ability to meet its obligations at that time will depend on its operating performance in future periods.

Telecom also expects that Telecom Personal’s cash flow from operations will be sufficient to enable Telecom Personal to satisfy its ongoing debt service commitments and other cash requirements in the near to medium term.

Telecom’s ability to generate sufficient cash from its operations to satisfy its debt service obligations and capital expenditure needs will be affected by macroeconomic factors affecting its business, including, without limitation: the exchange rate of Argentine pesos to U.S. dollars; rates of inflation; the achievement of ultimate tariff adjustments for basic charges, measured service charges and other rates for our services relative to inflation and growth in Argentine real gross domestic product. These factors are not within Telecom’s control. The statements expressed in the preceding paragraphs constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, including those describe in this Annual Report under “Risk Factors”. Actual results may differ materially from Telecom’s expectations described above as a result of various factors.

Due to Telecom’s debt service obligations and capital expenditure needs, Telecom does not expect to pay dividends in the near future.

As of December 31, 2005, Telecom Argentina and its consolidated subsidiaries had approximately P$602 million in cash and cash equivalents, approximately P$40 million of government bonds with original maturities of more than three months. Of this amount, approximately P$518 million of cash and cash equivalents, approximately P$40 million of government bonds with original maturities of more than three months are held by Telecom Argentina on a stand-alone basis. Telecom Group has approximately P$17 million of restricted cash in connection with legal proceedings and attachment proceedings originating from the suspension in the payment of the financial debt that is in the process of being released. Such restricted cash has been classified in “Other Receivables” on Telecom’s balance sheet.

Capital Expenditures

Telecom estimates that its capital expenditures for the 2006 fiscal year will be approximately P$1,000 — P$1,100 million. Of this amount, Telecom expects that approximately P$470 million will be invested by Telecom Argentina primarily to expand basic lines and ADSL high speed network (access, equipment and transmission infrastructure) a, improve transmission capacity, upgrade and enhance information technology systems, comply with regulatory infrastructure requirements and upgrade obsolete technologies, re-employ fiber optic network, replace certain external plant and power sources and upgrade existing hardware. Telecom expects that approximately P$560 million will be invested by Telecom Personal primarily to continue the migration from TDMA to GSM technology in order to meet the anticipated future demand for Cellular services. In particular, Telecom Personal intends to expand the GSM network in the Southern Region, improve its network, expand network capacity to support customers’ future traffic demand and reduce congestion in the network, increase the number of switches in the network to reduce operating costs, improve coverage and connections, expand the range of value-added services and improve its information systems, utilities and infrastructure. Telecom Argentina’s notes limit its ability to make capital expenditures. See “Risk Factors—Telecom operates in a competitive environment which may result in a reduction in its market share in the future”. Telecom expects that for so long as the notes restrict the amount of Telecom Argentina’s capital expenditures Telecom Argentina will invest close to the maximum amount permitted under the terms of the notes. Telecom expects to finance its capital expenditures through cash generated through operations and therefore its ability to fund these expenditures is dependent on, among other things, its ability to generate sufficient funds internally. Telecom Argentina’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its regulated rates, because the cost of imported materials has increased in peso terms. Please see “Item 4—Information on the Company—Capital Expenditures”.

Financial Ratio

Under the terms and conditions of the Series A and Series B Preferred Shares, we have agreed not to allow Telecom to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any financial debt, if as a result of doing so, Telecom’s ratio of total liabilities to its shareholders’ equity, as shown in its unconsolidated financial statements prepared under Argentine GAAP, exceeds 1.75. Since March 2002, the ratio of Telecom’s total liabilities to its shareholders’ equity exceeded 1.75 as a consequence of the devaluation of the peso. As a result of Nortel’s violation of this covenant, the Series B Preferred Shares acquired, together with the Series A Preferred Shares, the right to appoint a member of the Nortel Board of Directors. However, the Series A and Series B shareholders present at Nortel’s annual shareholders meeting held on April 27, 2006, did not hold enough Series A and Series B shares to satisfy the quorum requirement for the appointment said member of Nortel’s board of directors. Therefore, pursuant to certain regulations issued by the CNV, the appointment of Gustavo Sebastian Viramonte Olmos to Nortel’s board of directors was approved instead by the unanimous vote of all Nortel shareholders present at the general shareholders meeting, including all Series A and Series B shareholders in attendance. See “Item 10—Additional Information—Memorandum and Articles of Association—Nortel’s Capital Stock”.

Related Party Transactions

During year 2005, Telecom has entered into certain transactions with its indirect shareholders Telecom Italia, FCR and W de Argentina de Inversiones or their affiliates under the Management Agreement (2003 and 2004 only) and in the ordinary course of business. For a description of these transactions, see “Item 7—Major Shareholders and Related Party Transactions”.

Taxes

Turnover Tax

Under Argentine tax law, Telecom Argentina is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Rates ranged from 2% to 6% for the years ended December 31, 2005, 2004 and 2003.

Income Tax

Nortel’s income tax rate is currently 35% of taxable net income. Telecom’s income tax rate is currently 35% of taxable net income for the companies located in Argentina and 20% for the year 2005 and 10% for the year 2006 for Núcleo. The amount of income subject to tax is calculated according to tax regulations which contain a different methodology for calculating net taxable income than the methodology used for the preparation of our Consolidated Financial Statements under Argentine GAAP. The differences between the methodology of computing income under the tax regulations and under Argentine GAAP make it difficult to determine the taxable net income from our income statements. For instance, some deductions from income normally accepted for accounting purposes are non deductible and accordingly, must be added back to income for tax purposes. Moreover, the tax regulations do not currently provide for the restatement of figures to reflect inflation as is required in certain periods by Argentine GAAP.

The dividends paid by Nortel which exceed the difference between Argentine GAAP net income and taxable net income computed as provided in the tax regulations are subject to income tax at a rate of 35%. This withholding tax is known as the “equalization tax”. See “Taxation—Argentine Taxes—Taxation of Dividends”.

Net losses can generally be carried forward and applied against future taxable income for 5 years. However, certain losses relating to the devaluation of the peso (P$1.4 = US$1) may only be deducted at a rate of 20% per fiscal year.

Costs Associated with Income Taxes Paid by Foreign Lenders

Pursuant to the terms and conditions of Telecom’s outstanding loans, Telecom is required to reimburse its foreign lenders for Argentine income taxes payable by the lenders with respect to the interest on the loans by increasing or “grossing up” the amount of interest paid to these lenders such that, after payment of the Argentine taxes, the lenders have received the contractual interest rate. Withholding rates on interest payments to foreign beneficiaries are currently 15.05% (17.7163% with gross up) if the lender is a bank or a financial entity located in a country whose central bank has adopted the Banking Supervision Standards of the Basle Committee. Previously, the withholding rate was 35% (53.8462% with gross up) if the lender did not meet the aforementioned requirements. However, Argentine Law No. 25,784, which was published in the Official Bulletin in October 2003, amended the requirement that a lender must be located in a jurisdiction that has adopted the Banking Supervision Standards of the Basle Committee. Under Law No. 25,784, the 15.05% withholding rate currently also applies to lenders who are banks or financial entities located in jurisdictions that are neither tax-free nor subject to taxation according to Argentine income tax rulings or have entered into treaties with Argentina providing for exchange of information upon request by the respective authority. Further, unless their internal rulings provide otherwise, requests for banking, stock exchange or other secret information cannot be challenged. In order to be eligible for the 15.05% withholding rate, the financial entity must be under the supervision of a respective central bank or equivalent authority. Interest payments on obligaciones negociables that meet the requirements of Section 36 of the Negotiable Obligations Law and were held by foreign beneficiaries remain income tax exempt.

Thin Capitalization Rules

The 1998 tax reform introduced a limitation on the deduction of interest expense for income tax purposes. A company that is not a financial entity may deduct the following categories of interest without any restriction: interest on loans granted by individuals, interest subject to the 35% withholding tax and 40% of other interest payments (the “residual category”). The remaining 60% of the interest in the residual category may be deducted if the company’s liabilities on which interest in the residual category is paid do not exceed 2.5 times the company’s equity or the amount of interest paid in the residual category is less than 50% of net income for the fiscal year (before the interest deduction). In the event that both limits are exceeded, a portion of the deduction for the remaining 60% of the interest in the residual category is denied but, it can be deducted in the following five fiscal years, subject to the limitations described above. The nondeductible portion is equal to the greater of (i) the percentage by which the liabilities giving rise to interest in the residual category exceed 2.5 times the company’s equity or (ii) the percentage by which 100% of the interest in the residual category exceeds 50% of the company’s net taxable income (as defined above). During fiscal year 2002, Nortel was not affected by these rules. During fiscal year 2002, Telecom’s deduction of interest expenses was limited because it was not able to satisfy the conditions required in order to deduct the remaining 60% of the interest expense in the residual category. This interest deduction was taken in fiscal year 2005. Argentine Law No. 25,784, which was published in the Official Bulletin in October 2003, modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds 2 times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments. During fiscal years 2003, 2004 and 2005, Nortel’s and Telecom’s deduction of interest expenses was not limited because Nortel and Telecom were able to satisfy the conditions required for such deduction.

Tax on Minimum Presumed Income

Nortel is required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of Nortel’s assets. The value of Nortel’s assets is determined in accordance with the criteria established under the tax laws and generally approximates market value. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of tax on minimum presumed income in excess of the income tax for the year may be carried forward for a period of up to ten years. This excess may be treated as a credit that may be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for such year does not exceed income tax payable for such future year. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income. Telecom and the Company paid minimum presumed income tax for years 2002, 2003, 2004 and 2005.

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

Tax on Deposits to and Withdrawals from Bank Accounts

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

During years 2004 and 2005, Telecom charged to income P$34 million as a result of this tax. During year 2003, Telecom charged to income P$36 million as a result of this tax.

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

Tax on Personal Property

Argentine Law 25,585, which was passed by the Argentine Congress and published in the Official Gazette on May 15, 2002, and applies as from December 31, 2002, imposes a tax on shares of stock corporations, such as our Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares, and whose holders are individuals and/or undivided estates (regardless of whether such holders are domiciled in Argentina or in a foreign country). This tax is also imposed upon companies and/or other legal entities located in a country other than Argentina. It is presumed, without the right to rebut such presumption that shares of stock corporations, such as the Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares and other equity interests of companies regulated by Argentine Companies Law, as amended, whose holders are companies, any other legal entities, enterprises, permanent establishments, trusts, and exploitations, and are domiciled, settled or located in a foreign country, are owned indirectly by individuals or individual estates domiciled in a foreign country.

We are required to pay this tax on behalf of the holders of our ADSs, Series A and B Preferred Shares and Ordinary Shares. We have the right to obtain reimbursement of the amounts paid from our shareholders, even if this requires holding and/or foreclosing the property on which the tax is due but to date no effective procedures have been developed to collect from our shareholders the amount of this tax paid on their behalf. Therefore, as a practical matter, until such a mechanism is developed, the payment of this tax will constitute an additional expense for us.

The tax rate applied is 0.50%. This tax is computed based on the value of our shareholders’ equity as stated on the most recent annual balance sheet of the Company as of December 31, 2005. The amount paid by the Company and pending collection from our shareholders as of December 31, 2005, was approximately P$2.3 million and an allowance was recorded for such amount.

On November 4, 2003, Nortel requested from its holders as of December 31, 2002 of Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares reimbursement of the tax on personal property. As of December, 2004, holders of Ordinary Shares had reimbursed Nortel approximately US$94,620 and holders of Series B ADSs, Series B Preferred Shares, and Series A Preferred Shares had reimbursed Nortel approximately US$1,000. No further reimbursements have been obtained since then. Nortel expects that a substantial portion of the remaining tax amount that is not reimbursed will result in an additional expense for Nortel. As of December 31, 2005, Nortel recorded an allowance of P$3 million for the credit of the accounts paid by the Company for this tax.

Other Taxes and Levies

Telecom is subject to a levy of 0.5% of its monthly revenues from telecommunications services. The proceeds of this levy are used to finance the activities of the Regulatory Bodies. The amount of this levy is included in Telecom’s income statement within “other operating and maintenance expenses”.

Law No. 25,239 imposes a tax of 4% of amounts invoiced excluding VAT but including the excise tax, which results in an effective tax rate of up to 4.167%.

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

Since the rates for their services are generally not regulated, as a result of increasing tax burdens on wireless operators, Telecom Personal and other Argentine wireless operators decided to include a special charge in their customers’ bills which reflects the impact of these regulatory taxes. However, pursuant to General Resolution No. 279/01, the SC prohibited wireless operators from billing this special charge. Telecom Personal has filed an administrative appeal objecting to the application of General Resolution No. 279/01. As of the date of this Annual Report, this appeal is still pending. For more information on this regulation and related proceedings, see “Regulatory Framework—Universal Service Regulation” in the Telecom Form 20-F.

Trend Information

As a result of the political and economic uncertainty in Argentina and the restructuring of the outstanding debt of the Telecom Group, our results of operations presented above for the years ended December 31, 2005, 2004 and 2003 may not be indicative of our current financial position or future results of operations and may not contain all of the information necessary to compare our financial position and operating results for the periods presented to previous or future periods. The information set forth below includes statements that are “forward-looking statements” subject to risks and uncertainties. See “Forward-Looking Statements”. Actual results may differ materially from our expectations and assumptions as a result of various factors, including the factors discussed under “Item 3—Key Information—Risk Factors”.

Net Sales

Net sales are expected to continue to increase in 2006 at rates similar to those of 2005, primarily driven by growth in the Argentine wireless market and broadband development. For the first time in Telecom’s history, in 2006 sales in the wireless reportable segment are expected to account for over 50% of Telecom’s consolidated net sales.

Based on the progress made in contract renegotiation between Telecom Argentina and the Argentine Government as of the date of issuance of this Annual Report, Telecom Argentina believes that its sales will continue to be affected by the freezing of tariffs during most of fiscal year 2006.

Costs of Services, General and Administrative and Selling Expenses

In fiscal year 2005, operating costs before amortization and depreciation increased by 52%, primarily due to higher commercial costs in the wireless reportable segment. Telecom believes that the trend for these costs will continue in 2006, although the percentage increases are expected to be lower. However, in 2006 costs are expected to increase at a higher rate than consolidated revenues, because of increased labor and selling expenses and inflationary pressures on the Company’s cost structure. Accordingly, Telecom expects that operating income before amortization and depreciation will rise in absolute terms but decrease as a percentage of consolidated net sales (this percentage was 35% in 2005).

Furthermore, Telecom expects consolidated fixed asset depreciation and intangible asset amortization to continue to decrease at rates comparable to those of 2005. Depreciation in the voice, data and Internet reportable segment is expected to continue the downward trend due to the total depletion of certain fixed assets of Telecom Argentina, which is only partially offset by increased depreciation resulting from new asset acquisition scheduled for the next fiscal year. In contrast, Telecom expects that depreciation expense will continue to increase in the wireless reportable segment due to the investments made to enhance service coverage and the capacity of its GSM network.

Operating Income

As a result of the estimated increase in operating income before amortization and depreciation and anticipated lower consolidated depreciation and amortization, operating income is expected to be positive in all reportable segments, growing both in absolute terms and as a percentage of consolidated revenues. Telecom forecasts that its consolidated operating income margin will be higher than the 9% recorded in fiscal year 2005.

Other Expenses, Net

Telecom estimates that expenses for severance costs, legal disputes and other contingencies and other minor non-operating results will be similar to levels seen in 2005 or slightly above, mainly due to a greater number of labor, regulatory and commercial claims.

Financial Result, Net

Telecom expects interest expense on its net financial debt to continue to decrease as a result of reduction in Telecom Argentina’s financial indebtedness, in particular due to the mandatory prepayment provisions requiring the application of any “excess cash” to debt reduction. It is expected that, in addition to the prepayments made on April

15, 2006 for $663 million, Telecom Argentina will make prepayments of principal in October 2006 pursuant to the terms of its Series A and Series B notes.

A significant component of financial results is the exchange differences arising from foreign currency assets and liabilities, especially for the exposure of our net financial debt to U.S. dollar fluctuation. The impact on our financial results in 2006 will depend on the variation of the Argentine peso value in respect of the U.S. dollar. If the exchange rate at the end of 2006 is higher than the rate of P$ 3.032 for one dollar in effect as of December 31, 2005, the exchange differences will increase interest loss on our net financial debt. Conversely, if the Argentine peso improves against the dollar, our exchange differences are likely to be positive and compensate for interest expenses.

Given that small foreign currency exchange rate fluctuations may have a significant impact on our net financial debt and on our results of operations, we cannot estimate the impact of the foreign currency exchange differences for 2006.

Unusual and Extraordinary Results

No unusual and extraordinary results are expected for 2006.

Income Tax

The activities of all the companies of the Telecom Group are subject to income tax on the basis of the taxable results determined pursuant to the tax laws of every country where the company operates and according to the following rates on taxable income: (i) companies located in Argentina pay 35%; (ii) Núcleo (located in Paraguay) pays 10% in year 2006 and (iii) Telecom Argentina USA pays 20.5% in 2006.

As explained in more detail in the notes to the Consolidated Financial Statements, the income tax benefit (expense) is calculated by applying the deferred income method and, therefore, it includes the effect of the tax payable in the current year and the effect of the tax rate on temporary differences arising from the different accounting and fiscal valuation of assets and liabilities. In this regard, we do not expect significant permanent differences for fiscal year 2006.

Furthermore, the income tax expense, net will include changes in the calculation of the valuation allowance of deferred tax assets and particularly the recovery of the tax loss carryforwards of Telecom Argentina and Telecom Personal.

As of the date of issuance of this Annual Report, it is not possible to obtain an accurate assessment of 2006 income tax amount, mainly due to fluctuations in foreign currency exchange results and their impact on taxable results of fiscal year 2006 and the recoverability of the abovementioned tax loss carryforwards.

Net Income/Loss

As of the date of issuance of this Annual Report, we are not in a position to give an accurate estimate of the net result for fiscal year 2006 given the uncertainties mentioned above and those explained in the section entitled “—Significant Accounting Policies — Use of Estimates”.

Investment in Fixed and Intangible Assets

In 2006, Telecom expects a significant increase in its investment in fixed and intangible assets compared to fiscal year 2005. Total consolidated expenditures, including capital expenditures detailed under “—Capital Expenditures,” are expected to reach approximately P$1-1.1 billion in 2006. This increased investment is closely related to Broadband business development, Argentine wireless market growth and completion of GSM network deployment in Argentina and in Paraguay. Notwithstanding the increased investment level, the forecast investments by Telecom are still below consolidated depreciation and amortization levels estimated for 2006.

Telecom expects that approximately 40% of budgeted investments will be made in the voice, data and Internet reportable segment while the remaining 60% of the investments will be made in the wireless reportable segment. We should highlight that in 2006 the investment level estimated in the wireless reportable segment is expected to exceed depreciation and amortization figures for the first time since the macroeconomic crisis in late 2001.

Generation of Cashflow and Consolidated Financial Position

Telecom expects that operating cash flow will continue to increase in all reportable segments and will be sufficient to satisfy its planned investments in fixed and intangible assets and debt service. The increased investment will result in lower cash on hand compared to previous fiscal years.

In the absence of a foreign exchange crisis, we expect that cash generated by the different Telecom Group companies will be used to meet debt service requirements and in the case of Telecom Argentina, any excess cash will be allocated to the partial or total prepayment of principal amortizations. However, Telecom provides no assurance regarding the prepayment of any of the obligations of the Group companies.

Although it is not possible to estimate the future exchange rate level, it is likely that the Group net financial debt as of December 31, 2005 of US$ 1,405 million (including the effect on discounting the debt of Telecom Argentina) will continue to its downward trend as a result of the cash generation expected in fiscal year 2006.

Contractual Obligations

Our consolidated contractual obligations and purchase commitments as of December 31, 2005 were as follows:

	2006	2007	2008	2009	2010	After 2010	Total
	(in millions of Argentine pesos)
Debt obligations (1)(2)	1,164	1,334	1,278	168	889	1,627	6,460
Operating lease obligations	30	15	8	4	1	2	60
Purchase obligations	197	7	2	-	-	-	206
Other long-term liabilities (3)	17	10	9	7	5	28	76
Total	1,408	1,366	1,297	179	895	1,657	6,802

(1)             The schedule of debt obligations (including P$1,418 million of future interest) set forth above is based on the expected amortization schedule of the relevant debt instruments and takes into account the mandatory prepayment provisions. In April 2006 Telecom Argentina prepaid P$663 million of long-term indebtedness. This prepayment has reduced our estimates on future interest by P$136 million. Additionally, Núcleo made optional prepayments, using in part funds generated from the issuance of US$9.5 million in local bank debt. This prepayment and debt refinancing has reduced our estimated future interest payment by P$7 million.

(2)             Does not include derivatives or effect on discounting.

(3)             Includes special termination benefits, retirement benefits and court fees. Does not include the effect of present value accounting.

(b) Unconsolidated

Nortel is a holding company whose principal asset is its 54.74% equity interest in Telecom Argentina. Therefore, the following discussion should be read in conjunction with Nortel’s and Telecom Argentina’s financial statements and notes thereto included elsewhere herein and in the Telecom Argentina Form 20-F, respectively, and with “Item 5—Operating and Financial Review and Prospects” in the Telecom Argentina Form 20-F incorporated herein by reference under (c) of this Item 5. Such financial statements and notes thereto have been prepared in accordance with Argentine GAAP, which differs in certain respects from US GAAP. See Note 15 to the Consolidated Financial Statements.

General

Nortel’s sole substantial activity is owning a controlling interest in Telecom Argentina’s ordinary shares and its sole substantial source of cash income is cash dividends paid on such shares. The unconsolidated financial data as of December 31, 2005 included herein accounts for Nortel’s 54.74% equity interest in Telecom by the equity method. The Consolidated Financial Statements included elsewhere in this Form 20-F consolidate Telecom’s operations with Nortel’s. Nortel’s principal use of cash is to make redemption payments on any future debt, dividend and redemption payments on its preferred stock and dividend payments on its ordinary shares. Prior to 2002, Nortel has historically met all such payment obligations in any calendar year out of the dividends received from Telecom in respect of the previous calendar year. Nortel is required to allocate earnings first, to make dividend and redemption (amortization) payments on the Series A Preferred Shares, payable before the end of May. A percentage equal to 48.96%, calculated in accordance with a formula set forth in the terms of the Series B Preferred Shares, of cash remaining after Nortel has paid or reserved for its operating expenses is required to be distributed to the holders of

Series B Preferred Shares. The remaining cash equal to 51.04% is distributed to holders of ordinary shares. Nortel is required to distribute all of its cash every year, according to the terms and conditions of the Series A and Series  B Preferred Shares. Nortel may only make dividend payments to holders of Series A and Series B Preferred Shares and holders of ordinary shares and redemption payments on the Series A Preferred Shares if it has sufficient retained earnings legally available for distribution, in accordance with Argentine law, which provides that dividends may be paid out of liquid and realized profits based on a financial statement prepared under Argentine GAAP.

Due to Telecom Argentina’s financial condition, Telecom Argentina did not pay dividends for the fiscal years ended December 31, 2005, 2004, 2003 2002 and 2001. Consequently, Nortel was unable to pay dividends or make the required amortization payments on the Series A Preferred shares for the years ended December 31, 2005, 2004, 2003 2002 and 2001. See “Item 10—Additional Information—Nortel’s Capital Stock”.

Equity Income from Subsidiaries

For year 2005, Nortel’s equity gain (loss) from related companies increased to a P$730 million gain from a P$364 million loss for the same period in 2004. For year 2004, Nortel’s equity gain (loss) from related companies decreased to a P$364 million loss from a P$192 million gain for the same period in 2003.

All variations in Nortel’s equity income from subsidiaries for any period correspond directly with the variations in Telecom Argentina’s net income for the same period. For a complete discussion of Telecom Argentina’s results of operations, see “Item 5—Operating and Financial Review and Prospects” in the Telecom Form 20-F incorporated herein by reference under (c) of this Item 5.

Administrative Expenses

Administrative expenses in each of years 2005, 2004 and 2003 were approximately P$2 million, P$3 million and P$3 million, respectively, consisting primarily of salaries, social security expenses and fees for services.

Financial Results, net

Nortel had no investment earnings in years 2005, 2004 and 2003.

At Telecom’s annual shareholders’ meetings for the fiscal years ended December 31, 2001, 2002, 2003, 2004 and 2005 held on April 24, 2002, April 30, 2003, April 29, 2004, April 27, 2005 and April 27, 2006, respectively, Telecom’s shareholders decided that no dividend payments would be made due to Telecom’s financial condition, results of operations and debt service obligations. Consequently, at Nortel’s annual shareholders’ meetings held on April 25, 2002, April 30, 2003, April 29, 2004, April 27, 2005 and April 27, 2006 for the fiscal years ending December 31, 2001, 2002, 2003, 2004 and 2005, respectively, Nortel’s shareholders decided that no dividends would be paid and that there would be no amortization of the Series A Preferred Shares for such years. See “Item 10—Additional Information—Nortel’s Capital Stock”.

At present, Nortel is unable to predict whether Telecom Argentina and consequently, Nortel, will make future dividend payments.

Taxes

Under Argentine law, Nortel’s dividend income is not taxable. Pursuant to current regulations, in general, Argentine-source dividends received by individuals or corporate shareholders are not subject to income tax, except for those dividends paid by corporations corresponding to the excess of the difference between Argentine GAAP income and taxable income which are subject to an income tax withholding. See “Item 1—Additional Information—Taxation—Argentine Taxes—Taxation of Dividends”.

In 1998, a “tax on minimum presumed income” was established, replacing the prior assets tax. The taxable basis for purposes of computing the tax on minimum presumed income is 1% of the value of the company’s assets, determined in accordance with different criteria established under the tax laws (generally market value). The income tax paid in one year may be applied against the tax on minimum presumed income payable in such year. A ten-year carry forward system is envisaged for the tax on minimum presumed income in one year in excess of the income tax of such year. Such excess may be treated as a credit that may be applied against the income tax payable in a future year that exceeds the tax on minimum presumed income for such future year. Shares, such as the shares of Telecom owned by Nortel, and other equity participations in companies subject to the tax on minimum presumed income as well as dividends on such ownership interests are excluded from the tax.

Net Income

For year 2005, net income was P$727 million, representing an increase of P$1,088 million over year 2004.

For year 2004, net loss was P$361 million, representing a decrease of P$558 million over year 2003.

Liquidity and Capital Resources

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom Argentina on the Class A and Class B Shares owned by Nortel and Nortel has used such cash dividends to satisfy Nortel’s payment obligations for the next calendar year. No dividends were declared or paid by Telecom Argentina and consequently Nortel during year 2001, 2002, 2003, 2004 and 2005. In addition to not being able to make dividend payments, Nortel was also unable to pay the required amortization on its Series A Preferred Shares. Accordingly, the amount of the amortization and dividends on the Series A Preferred Shares will continue to accrue until Nortel has the cash required to make the payment. As of December 31, 2005, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was P$638 million including the effects of CER. See Note 9 of our consolidated financial statements included in Item 18 of this Annual Report.

At December 31, 2005 and 2004, Nortel had approximately P$8 million and P$10 million, respectively, of cash and cash equivalents on a stand-alone basis (excluding amounts held by Telecom).

Should Telecom Argentina pay future dividends, Nortel expects to be able to service its obligations in respect of its eventual debt and preferred shares out of such dividends received by it on its holdings of Telecom Argentina’s Class A and Class B shares. However, at present, Nortel is unable to predict whether Telecom Argentina will make future dividend payments. As previously discussed, Telecom Argentina issued new notes when it successfully restructured its financial indebtedness in August, 2005. The debt service requirements under the terms of the Telecom Argentina’s new notes (including semi-annual scheduled payments of principal and interest and mandatory prepayments based on Telecom Argentina’s “excess cash” as defined in the notes) significantly reduce the amount of cash that Telecom Argentina will have available for payment of dividends. The notes that Telecom Argentina issued pursuant to its debt restructuring also provide that if Telecom Argentina makes any Distribution Payment (a term which includes any dividend), then the minimum excess cash payment for the relevant period must be at least two and a half times such Distribution Payment. In addition, Telecom’s ability to pay dividends is subject to restrictions under the Argentine Companies Law and other applicable regulations (accumulated deficit from past periods must be previously absorbed and the statutory legal reserve must be previously constituted or reconstituted). Accordingly, there can be no assurance that Telecom Argentina will be able to pay dividends in future periods.

Off-Balance Sheet Arrangements

None

(c) Telecom Argentina’s Operating and Financial Review and Prospects

The information contained under “Item 5—Operating and Financial Review and Prospects” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated herein by reference in partial answer to this Item 5. See Exhibit 15(b).

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

Therefore, as of this date Nortel has six directors, and six alternate directors. Three directors and three alternate directors are independent and therefore are neither employed by, nor affiliated with, Telecom, the Telecom Italia Group or W de Argentina—Inversiones, S.L. See “Item 7—Major Shareholders and Related Party Transactions”. The directors are so elected at a shareholders’ meeting and hold office for a renewable term of one year or until replaced at a shareholders’ meeting. See “Item 7—Major Shareholders and Related Party Transactions—Shareholders’ Agreements” in the Telecom Form 20-F included as an exhibit hereto. As a result of Nortel’s failure to pay the required amortization on the Series A preferred shares and Nortel’s failure to comply with the financial ratio covenant contained in the Series A and Series B Preferred Shares, the Series A and Series B shareholders are entitled to elect one director and one alternate director. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares—Nortel’s Capital Stock”.

The directors and alternate directors of the Company as of the date of this Annual Report (and as appointed by the annual shareholders meeting held on April 27, 2006) are as follows:

Name	Position	Class of Shares Represented	Date of Designation*
Oscar Carlos Cristianci	Chairman of the Board of Directors	Ordinary	April 27, 2006
Ricardo Alberto Ferreiro	Vice Chairman of the Board of Directors	Ordinary	April 27, 2006
Franco Alfredo Livini	Director	Ordinary	April 27, 2006
Eduardo Federico Bauer	Director	Ordinary	April 27, 2006
Guillermo Michelson Irusta	Director	Ordinary	April 27, 2006
Gustavo Sebastian Viramonte Olmos	Director	Prefer. A&B	April 27, 2006
Bruno Iapadre	Alternate Director	Ordinary	April 27, 2006
Jorge Alberto Firpo	Alternate Director	Ordinary	April 27, 2006
Pablo Ginnetty	Alternate Director	Ordinary	April 27, 2006
Horacio Walter Bauer	Alternate Director	Ordinary	April 27, 2006
Alejandro Borda	Alternate Director	Ordinary	April 27, 2006
Joaquin Acuña	Alternate Director	Prefer. A&B	April 24, 2006

*                   Term of position expires or may be extended at the next annual shareholders’ meeting.

Oscar Carlos Cristianci is a public accountant. He is also President of Sofora and Director of Telecom Personal S.A. and of Publicom S.A. He is also Director of Telecom Argentina S.A. He was born on September 27, 1942.

Ricardo Alberto Ferreiro is a lawyer. He is Director of Publicom S.A.; Micro Sistemas S.A. and Alternate Director of Telecom Personal S.A. He was born on November 26, 1953.

Franco Alfredo Livini is an engineer. He is also Chairman of Pirelli Argentina de Mandatos S.A. and Pirelli Neumáticos SAIC. He is also Director of Sofora; Telecom Personal S.A. and Publicom S.A. He is also Alternate Director of Telecom Argentina S.A. He was born on December 10, 1928.

Eduardo Federico Bauer is a lawyer. He is Alternate Director of Caja de Seguros S.A.; La Caja Aseguradora de Riesgo de Trabajo ART S.A.; Institute de Seguro de Misiones S.A., Publicom S.A. and of Sofora Telecomunicaciones S.A. He was born on January 14, 1950.

Guillermo Michelson Irusta is a lawyer. He is partner at the law firm of Estudio Michelson. He was born on January 22, 1947.

Gustavo Sebastian Viramonte Olmos is a lawyer. He is Director of Transportadora de Gas del Sur S.A. and of Compania de Inversiones de Energia S.A. He was born on May 30, 1970.

Bruno Iapadre is a lawyer. He is Vice President of International Legal Affairs of Telecom Italia. He was born on June 4, 1956.

Jorge Alberto Firpo is an engineer. He is President of Micro Sistemas S.A. and Telecom Argentina USA, Inc., and director of Telecom Personal S.A.; Publicom S.A., Telecom Argentina, Nucleo S.A. and of Sofora Telecomunicaciones S.A. Formerly, he was Head of Purchases and Logistics of Telecom Italia America Latina, S.A. He was born on April 17, 1954.

Pablo Ginnetty is an accountant. He is partner of the firm Estudio Ginnetty. He was born on December 14, 1975.

Horacio Walter Bauer is a lawyer. He is Director of La Caja de Ahorro y Seguro S.A., Instituto de Seguro de Misiones S.A. and Alternate Director of Sofora Telecomunicaciones S.A. He was born on July 11, 1937.

Alejandro Borda is a lawyer. He is partner of Estudio Juridico Borda. He was born on October 10, 1958.

Joaquín Acuña is a lawyer. He is Alternate Director of Transportadora de Gas del SurS.A. and of Compania de Inversiones de Energia S.A. He was born on December 3, 1971

Supervisory Committee

Argentine law requires any corporation with share capital in excess of P$10,000,000 or which provides a public service or which is listed on any stock exchange or is controlled by a corporation that fulfills any of the aforementioned requirements to have a Supervisory Committee. The Supervisory Committee is responsible for overseeing the Company’s compliance with its bylaws and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the annual ordinary general meeting a report on the accuracy of the financial information presented to the shareholders by the Board of Directors. The members of the Supervisory Committee are also authorized (i) to call ordinary or extraordinary shareholders’ meetings, (ii) to place items on the agenda for meetings of shareholders, (iii) to attend meetings of shareholders, and (iv) generally to monitor the affairs of Nortel. Nortel’s bylaws provide that the Supervisory Committee is to be formed by three members and three alternate members, elected by the majority vote of all shareholders of ordinary shares. Members of the Supervisory Committee are elected to serve one-fiscal year terms and may be re-elected.

The members and alternate members of the Supervisory Committee as the date of this Annual Report are:

Name	Position and Date of Designation*	Profession
Enrique Garrido	Chairman of the Supervisory Committee—April 27, 2006	Lawyer
Silvia Graciela Poratelli	Member of the Supervisory Committee— April 27, 2006	Lawyer
Gerardo Prieto	Member of the Supervisory Committee— April 27, 2006	Accountant
Jacqueline Berzón	Alternate Member of the Supervisory Committee— April 27, 2006	Lawyer
Mariano Federici	Alternate Member of the Supervisory Committee— April 27, 2006	Lawyer
Guillermo Feldberg	Alternate Member of the Supervisory Committee— April 27, 2006	Accountant

*                   Term of position expires or may be extended at the next annual shareholders’ meeting.

Enrique Garrido has been a member of our Supervisory Committee since 1990. On April 27, 2006, he was reappointed as Chairman of the Supervisory Committee. He is also a Member of the Supervisory Committees of Aeropuertos Argentina 2000 S.A., Telecom Argentina S.A., Telecom Personal, Micro Sistemas S.A., Publicom S.A. and Sofora Telecomunicaciones S.A., La Estrella S.A. Compañía de Seguros de Retiro and Southel Holdings S.A. He is alternate director of Datanet S.A., Enequis S.A., Fintelco S.A., Video Cable Comunicación S.A. and Video Canal de Compras S.A. He was born on June 7, 1937.

Silvia Graciela Poratelli has been a member of our Supervisory Committee since 2005. She is also a member of the Supervisory Committees of Publicom S.A., Micro Sistemas S.A., Telecom Argentina S.A., Telecom Personal and Sofora Telecomunicaciones S.A.. She is also an alternate director of Southtel Holdings S.A. and Syndic (“Sindico”) of NYLI Holdings Argentina SRL. She was born on January 4, 1972.

Gerardo Prieto has been a member of our Supervisory Committee since 2004. He is also a member of the Supervisory Committees of Telecom Argentina S.A., Publicom S.A., Micro Sistemas S.A., Telecom Personal S.A. and Sofora Telecomunicaciones S.A.. He is Chairman of Campofin S.A. and Polifin S.A. He is also Director of Caja de Seguros S.A, Instituto de Seguros de Misiones S.A. y de Activos Turísticos S.A. and is member of the Comisión Fiscalizadora del Instituto de Neurociencias de Buenos Aires S.A. Dr. Prieto is a Public Accountant and is not

included in the requirements of RT No. 15 regarding accountant independence, nor is he subject to any of the requirements enumerated in the third paragraph of Article 4 of Chapter XXI of the Normas de la Comisión Nacional de Valores. He was born on March 3, 1951.

Jacqueline Berzón is a lawyer and has been an alternate member of our Supervisory Committee since April, 2005. She is also an alternate member of the Supervisory Committees of Telecom Argentina S.A., Publicom S.A., Micro Sistemas S.A., Telecom Personal S.A. and Sofora Telecomunicaciones S.A.. She is a member of the Supervisory Committee of NYLI Holdings (Argentina) S.R.L and an alternate member of the Supervisory Committee of Bariloche Cinco S.A., Bariloche Dos S.R.L., Bariloche Cuatro Circuito Chico S.R.L., Bariloche Seis S.R.L., Bariloche Tres Circuito Chico S.A. and Bariloche Uno S.A. She is an alternate director of Cablevisión del Comahue S.A., Chos Malal Video Cable S.A., Holding Teledigital Cable S.A., IVC S.A., Pampa TV S.A., Patagonia Televisora Color S.A., RCC S.A., Teledigital Cable S.A. and Televisora Capitán Sarmiento S.A. She was born on October 9, 1975.

Mariano Federici has been an alternate member of our Supervisory Committee since April, 2005. He is also an alternate  member of the Supervisory Committees of Telecom Argentina S.A., Publicom S.A., Micro Sistemas S.A., Telecom Personal and Sofora Telecomunicaciones S.A.. He is a member of the Supervisory Committees of Cablevisión del Comahue S.A., Chos Malal Video Cable S.A., IVC S.A., Pampa TV S.A., Patagonia Televisora Color S.A., RCC S.A. and Televisora Capitán Sarmiento S.A. and an alternate member of the Supervisory Committee of NYLI Holdings (Argentina) S.R.L. and Southtel Holdings S.A. He is also the Manager of Buenos Aires Investments S.R.L. He was born on October 14, 1973.

Guillermo Feldberg has been a alternate member of our supervisory committee since 2004. He is also an alternate trustee of Telecom Argentina S.A., Telecom Personal, Publicom, Micro Sistemas S.A. and Sofora Telecomunicaciones S.A.. He is Chairman of Pintarko S.A., Agropecuaria La Victoria S.A., Seed Capital Educación S.A. and Dav Satelital S.A. He is Vice Chairman of Doble “G” del Litoral S.A., and Ineba S.A. He is an alternate director of Caroline Establecimientos Agropecuarios S.A., Campofin S.A. and Polifin S.A. Dr. Feldberg is a Public Accountant and is not included in the requirements of RT No. 15 with respect to accountant independence, nor is he subject to the requirements enumerated in the third paragraph of Article 4 of Chapter XXI of the Normas de la Comisión Nacional de Valores. He was born on February 20, 1951.

Board Practices

The Supervisory Committee is responsible for overseeing Nortel’s compliance with its bylaws and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the annual ordinary general meeting a report on the accuracy of the financial information presented to the shareholders by the Board of Directors. See “—Supervisory Committee” for further information regarding the Supervisory Committee.

On May 22, 2001 the Argentine Government issued Decree No. 677/01, entitled “Regulation of Transparency of the Public Offering”, or the “Transparency Decree”. The intention of this decree was to move towards the creation of an adequate legal framework that may strengthen the level of protection of investors in the market. The term “investor” has a broad meaning including shareholders, institutional investors like pension funds and intermediaries. Other objectives of the Transparency Decree were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient reallocation from savings to investments and good practices in the administration of corporations.

The Transparency Decree has vested in members of the Board of Directors:

•                                          the duty to disclose certain events, such as any fact or situation which is capable of affecting the value of the securities or the course of negotiation;

•                                          the duty of loyalty and diligence;

•                                          the duty of confidentiality; and

•                                          the duty to consider the general interests of all shareholders over the interest of the controlling shareholder.

A director will not be liable if, notwithstanding his presence at a meeting at which a resolution was adopted or his knowledge of the resolution, a written record exists of his opposition thereto and he reports his opposition to the Supervisory Committee before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the shareholders’ meeting, the competent governmental agency or the courts. Any liability of a director vis-à-vis Nortel terminates upon approval of the directors’ performance by the shareholders’ meeting, provided that shareholders representing at least 5% of Nortel’s capital stock do not object and provided further that this liability does not result from a violation of the law or the bylaws or regulations.

Additionally, the Transparency Decree provides that those who infringe the provisions set forth therein shall be subject, in addition to civil and criminal liability (as applicable), to certain sanctions including warnings, fines, disqualification, suspension or prohibition from acting under the public offering regime.

The Transparency Decree also provides that companies making a public offering of their shares shall appoint an audit committee or the “Audit Committee” to be formed by three or more members of the Board of Directors. The majority of the members of the Audit Committee must be independent. In order to qualify as independent, the director must be independent with respect to the company, any controlling shareholders or any shareholders that are significant participants in the company and cannot carry out executive duties for the company. A member of the Board of Directors cannot qualify as an independent director if he or she is a relative of a person who would not qualify as an independent director if such relative were appointed as a member of the Board of Directors.

Among the duties of the Audit Committee shall be:

•                                          providing the market with complete information on transactions with which there might be a conflict of interest with the members of the corporate bodies or controlling shareholders;

•                                          giving an opinion on the fulfillment of legal requirements and reasonableness of the conditions for the issuance of shares or securities convertible into shares, in the case of capital increases where preemptive rights have been excluded or limited;

•                                          giving an opinion regarding transactions with related parties in certain cases;

•                                          supervising internal control systems and verifying norms of conduct; and

•                                          reviewing the plans of external auditors and evaluating their performance and their independence, among others.

Pursuant to General Resolution No. 400/02 of the CNV, published in the Official Gazette on April 5, 2002, the provisions of the Transparency Decree relating to the Audit Committee shall be applicable for the financial years beginning on or after January 1, 2004. The Audit Committee was required to be appointed on May 28, 2004 at the latest. However, prior to May 28, 2003, the companies subject to these provisions of the Transparency Decree were required to take certain steps towards the appointment of this committee. In this regard, the Company has undertaken the following steps, which were approved by the Board of Directors in April 2003: (a) defined the organization of the Audit Committee and the minimum eligibility requirements for its members; (b) planned the main tasks of the Audit Committee, (c) identified the operating resources for the Audit Committee; (d) established a basic training program for the members of the Audit Committee and (e) f Filed the  “Normativa de Implementación del Comité de Auditoría” (a set of guidelines for the Audit Committee) with the CNV. The CNV had no comments on these guidelines.

The current Audit Committee was elected by the Board of Directors of the Company on April 27, 2006 and is composed of three members as from that date and until the next annual ordinary shareholders meeting. The members appointed were:  Guillermo Michelson Irusta; Gustavo Sebastian Viramonte Olmos (both independent directors under CNV and SEC regulations) and Ricardo Alberto Ferreiro (an independent director under SEC regulations); all of which have the experience required by Section 13; Chapter II of the CNV rules. Mr. Ferreiro was appointed as the Committee’s financial expert.

There is no family relationship between any Director, Alternate Director, member of the Supervisory Committee or executive officer and any other Director, Alternate Director, member of the Supervisory Committee or executive officer.

On February 5, 2003, Nortel and Mr. Amadeo R. Vázquez, the Chairman of the Board of Directors of Telecom, entered into an agreement under which Nortel agreed to appoint Mr. Vázquez as director of Telecom for three years. Mr. Vázquez agreed to perform his duties as an independent director of Telecom in compliance with Argentine and US law. On March 10, 2003 the agreement was amended and in 2006 was extended until the date of Telecom’s annual shareholders meeting to consider Telecom’s financial statements for the year ended on December 31, 2006.

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

The General Manager of Nortel does not have any policy-making authority. The General Manager acts at the direction of the directors in carrying out the policies and business decisions of the directors. At the annual shareholders’ meeting held on April 29, 2004, the shareholders of Nortel agreed to the purchase of a civil liability insurance policy to cover Directors, Members of the Supervisory Committee and any other officer or manager of the Company, against any judicial or non-judicial claim, derived from or related to their duties at Nortel. Such insurance was thereafter purchased by Nortel and has remained in effect since then.

Compensation

The aggregate remuneration paid or accrued by Nortel during the twelve months ended December 31, 2005 to the members and alternate members of the Board of Directors, the members of the Supervisory Committee, and the officer of Nortel, as a group, was approximately P$0.48 million.

Employees

As of December 31, 2005, Nortel has 3 employees. For information regarding Telecom’s employees, see “Item 6—Directors, Senior Management, and Employees—Employers and Labor Relations” in the Telecom Form 20-F included as an exhibit hereto.

Share Ownership

Enrique Garrido holds 231 Class B shares of Telecom. No other members of the Supervisory Committee of Nortel hold obligations or capital stock of Telecom or Nortel.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The ownership of Nortel’s common stock as of June 26, 2006 was as follows:

Shareholder	Percentage
Sofora Telecomunicaciones S.A.	100%

Sofora

Sofora is an Argentine holding company. The ownership of Sofora’s stock as of the date of this Annual Report is as follows:

Shareholders	Percentage
Telecom Italia Group(1)	50.00
Werthein Group(2)	48.00
France Telecom Group(3)	2.00
Total	100.00

(1)             Includes 17.50% of Sofora’s stock owned through Telecom-Italia International N.V. and 32.5% of Sofora’s stock owned through Telecom Italia S.p.A. The Telecom Italia Group has two options to acquire the W de Argentina Inversiones’s entire interest in Sofora (exercisable from December 31, 2008 through December 31, 2013) for US$60 million (as described above).

(2)             W de Argentina—Inversiones has an option (exercisable from January 31, 2008 through December 31, 2013) to acquire the France Telecom Group’s remaining Sofora shares, which represent a 2% interest in Sofora.

(3)             Includes 1.3% of Sofora’s common stock owned by FCR and 0.7% of Sofora’s common stock owned by Atlas Services Belgium S.A.

Sofora owns 100% of the common stock and 67.79% of the total capital stock of Nortel.

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

The information contained under “Item 7—Major Shareholders and Related Party Transactions” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated herein by reference in partial answer to this Item 7. See Exhibit 15(b).

On September 9, 2003, Nortel was informed that FCR had entered into an agreement with the Argentine Werthein Group, under which FCR and its affiliate, Atlas Services Belgium S.A., both members of the France Telecom Group (we refer to FCR and Atlas Services Belgium S.A. collectively as the “France Telecom Group”) agreed, subject to regulatory approvals, to sell substantially all of its shares in the newly incorporated controlling company of Nortel to W de Argentina — Inversiones. In connection with the agreement, the France Telecom Group and the Telecom Italia Group transferred their respective shareholdings in Nortel to Sofora.

On December 10, 2003, the SC approved the transaction and authorized the Telecom Italia Group to continue as exclusive Operator of Telecom Argentina. On December 16, 2003, the Argentine Antitrust Commission approved the France Telecom Group’s transfer of shares. Once the authorizations were granted, on December 19, 2003 the France Telecom Group sold a 48% interest in the total share capital of Sofora to W de Argentina—Inversiones, for a total of US$125 million, along with an option (exercisable from January 31, 2008 through December 31, 2013), for the remaining 2% of the France Telecom Group’s shares, which represent a 2% interest in Sofora. We have been informed that the Telecom Italia Group has also acquired an option on W de Argentina—Inversiones’ entire interest in Sofora for US$60 million in the form of two call options, one for the purchase of 48% of Sofora’s share capital, which can be exercised within 15 business days after December 31, 2008, and an additional call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013. We have been informed that in connection with these transactions, a shareholders’ agreement between Telecom Italia Group and W de Argentina—Inversiones for the joint management of Sofora, Nortel, Telecom Argentina and its affiliates was executed.

W de Argentina—Inversiones S.L.

W de Argentina—Inversiones S.L., a company of the Werthein Group, is a company owned by Dario Werthein, Adrián Werthein, Daniel Werthein and Gerardo Werthein. The Werthein Group’s main lines of business include farming operations, insurance activities and real estate activities.

•                  Farming Operations. The Werthein Group’s farming businesses are conducted through Gregorio, Numo y Noel Werthein S.A., or GNNW, which produces 40,000 tons of grains and 5,000 tons of beef annually, employing an area of more than 100,000 hectares. GNNW also processes 40,000 tons of fruits through industrial production. The majority of this farming production is allocated to exports.

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

Telecom Italia Group

A description of the Telecom Italia Group is provided under “Item 4—Information on the Company—Relationship Between Nortel and Telecom”.

The following table sets forth, as of June 26, 2006 (except as described below), and based upon information available to the Company, each owner of 5% of any class of the Company’s equity securities and the total amount of each class of the Company’s equity securities owned by the Company’s directors and officers, as a group.

	Number of Shares Owned	Percent of Class
Series A Preferred Shares (1)(2):
Banco Rio, Buenos Aires	654,350	61.59%
Calyon	111,355	10.48%
Citigroup Global Markets	110,085	10.36%
Banc of America Securities Limited—London	110,086	10.36%
Citivic, London	52,989	4.99%
Series B Preferred Shares (1)(2)(3):
Fintech Advisory Inc.	228,915	15.6%
D.E. Shaw Laminar Portfolios, L.L.C.	196,225	13.34%
JPMorgan Chase & Co.	178,182	12.12%
Michael A. Roth and Brian J. Stark, as joint filers	74,704	5.1%
Ordinary Shares:
Sofora Telecomunicaciones S.A	5,330,400	100%

(1)             The Series A and Series B Preferred Shares have limited voting rights. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares—Nortel’s Capital Stock—Voting Rights” for a description of the voting rights of the Series A Preferred Shares and Series B Preferred Shares. The Series A Preferred Shares, in general, have voting rights which are similar to those of the Series B Preferred Shares.

(2)             Share ownership information is based on the best information available to the Company. However, actual holdings may be different.

(3)             Banco Rio, Buenos Aires is the record holder of all of the Series B Preferred Shares. Information presented relates to reported ownership by beneficial owners holding 5% or more of the Series B Preferred Shares.

As of June 26, 2006, there were approximately 29,409,100 Series B ADSs (representing 1,470,455 Series B Preferred shares, or 100% of all Series B Preferred shares outstanding) held in the United States. Since certain of these Series B ADSs are held by nominees, the number of beneficial owners may be greater or less than such estimate.

Shareholders’ Agreements

In December 2003, we were informed that a shareholders’ agreement came into effect between W de Argentina—Inversiones and Telecom Italia S.p.A. and Telecom Italia International, N.V., members of the Telecom Italia Group in order to regulate their relationship as shareholders of Sofora with respect to Nortel and Telecom.

In relation to Sofora, we were informed that W de Argentina—Inversiones S.L. will have the right to appoint three of the six directors of Sofora’s Board, while the Telecom Italia Group will appoint the remaining three directors. Decisions will be made by a majority of the members present at each meeting of Sofora’s Board.

With respect to Nortel, we were informed that both W de Argentina—Inversiones S.L. and the Telecom Italia Group will have the right to appoint two directors each out of the six directors on Nortel’s Board. W de Argentina—Inversiones S.L. and the Telecom Italia Group will jointly appoint a fifth independent director. The sixth director will be appointed jointly by the holders of preferred shares Classes “A” and “B” as long as they are entitled to do so. Resolutions of Nortel’s Board of Directors will be passed by majority vote from the members present at each meeting of Nortel’s Board.

We have been informed that the shareholders agreement regarding the Telecom Group’s Board of Directors provides that Telecom Italia Group shall nominate three directors, and W de Argentina—Inversiones S.L. shall nominate two directors.

In addition, we were informed that this shareholders agreement contemplates that meetings will occur between  the Telecom Italia Group and W de Argentina—Inversiones in advance of stockholder meetings and Board meetings at which matters (1) will be submitted for a vote at a meeting of stockholders or (2) relate to the holders of Nortel’s Preferred Shares. The purpose of these prior meetings will be to define the manner in which the respective representatives of the Telecom Italia Group and W de Argentina—Inversiones S.L. will vote at these meetings. Two representatives of the Telecom Italia Group and one representative of W de Argentina—Inversiones S.L. will attend these prior meetings, at which decisions will be made by majority vote of those members present, except for certain matters for which W de Argentina—Inversiones S.L. will have the right to veto. These matters include:

(i) the approval of any amendments to the by-laws,

(ii) dividend policy,

(iii) any increase or reduction of capital, except for any increases or reductions in capital in connection with any possible debt restructuring,

(iv) any change of the location of Telecom’s headquarters,

(v) any acquisition of subsidiaries and/or establishment of new subsidiaries,

(vi) the sale, transfer, granting, assignment or any other disposition of all or substantially all of the assets or any of its subsidiaries,

(vii) decisions to establish new joint ventures,

(viii) creating any lien, charge, encumbrance, pledge or mortgage of its assets that exceeds in aggregate US$20 million,

(ix) any change of external auditors, which must be chosen among auditors of international reputation,

(x) any transaction between related parties that is not carried out at arms length, and that exceeds the amount of US$5 million, with certain exceptions,

(xi) any extraordinary transaction involving Telecom that exceeds the amount of US$30 million, except for of any transaction in connection with the restructuring of Telecom’s debt and,

(xii) the approval of the financial statements.

Finally, with respect to Telecom’s financial budget, we were informed that the shareholders agreement anticipates the formation of an advisory committee comprised of two representatives of the Telecom Italia Group and two representatives of W de Argentina—Inversiones S.L.

Related Party Transactions

Telecom has been involved in a number of transactions with its related parties since the Transfer Date.

Section 73 of Law No. 17,811, as amended by the Transparency Decree, provides that before a publicly listed company may enter into an act or contract involving a “relevant amount” with a related party or parties, the publicly traded company must obtain approval from its Board of Directors and obtain a valuation report from its audit committee or two independent valuation firms that demonstrates that the terms of the transaction are consistent with those that could be obtained at an arm’s-length basis. For the period that Telecom Argentina’s Audit Committee was not yet operational, the valuation report from two independent firms was optional. If the Audit Committee or two independent valuation firms do not find that the terms of the contract are consistent with those that could be obtained on an arm’s-length basis, approval must be obtained from the shareholders. For the purpose of section 73 of the Transparency Decree as amended by Decree No. 1,020/03, “relevant amount” means an amount which exceeds 1% of the issuers’ shareholders’ equity as contained in the latest approved financial statements, provided this amount exceeds P$300,000.

Under the terms of the new financial debt of Telecom Argentina and Telecom Personal,  transactions with any  holder of 10% or more of its  shares and/or with any affiliate (any person that, directly or indirectly, controls  or is controlled by or under common control with the company) must be made with terms no less favorable than those than would be obtained in a similar  transaction between independent parties. Telecom Argentina and Telecom Personal have adopted measures to adequately ensure compliance with this requirement.

Transactions with related parties of Sofora (including Telecom Italia and W de Argentina—Inversiones and/or their respective affiliates) resulted in expenses or purchases for us of approximately P$101 million for the year ended December 31, 2005. Of that amount, P$97 million was paid to Telecom Italia and its affiliates for telecommunications services received by Telecom Argentina, international capacity hiring, purchases of equipment and materials and other services provided to Telecom Argentina and P$4 million was paid to W de Argentina—Inversiones’ affiliates for insurance costs. See Note 7 to our Consolidated Financial Statements for more detail.

Among the above mentioned expenses incurred through transactions with related parties of Sofora were payments of P$4 million in fiscal year 2005, made to Etec S.A. for international outbound calls. Etec S.A., the monopoly provider of fixed line and wireless telecommunications services in Cuba, is an affiliate of Telecom Italia Group. Telecom Italia holds, through Telecom Italia International, N.V., a 27% interest in Etec S.A. The other shareholders in the company include the Cuban government which controls 51% of the company and four other Cuban shareholders. In addition to its shareholding in Etec S.A., Telecom Italia International is a party to a shareholders’ agreement pursuant to which it has the right to designate certain senior executive officers and a majority of the board of directors of Etec S.A. on alternate years, and has also agreed to provide certain technical assistance to Etec S.A. We do not believe that our affiliation with Etec S.A. is material to our results of operations or financial condition.

Transactions with related parties of Sofora resulted in income to Telecom Argentina of approximately P$24 million for the year ended December 31, 2005, corresponding to payments from Telecom Italia and its affiliates for telecommunications services provided by Telecom Argentina. See Note 7 to our Consolidated Financial Statements for more detail.

At the beginning of 2005, Telecom Argentina and Telecom Italia entered into an agreement that permitted the continued provision of professional services of highly qualified personnel, on the same economic terms applied through October 10, 2004 under the Management Agreement that expired on that date. When such economic terms were agreed upon, they were submitted for evaluation by two independent firms that found them to be “reasonable” and “in accordance with market practice in all material respects”. The agreement with Telecom Italia was made for the period of one year, beginning October 11, 2004 and is automatically renewable for additional 12-month periods unless written notice is given by either party at least 30 days prior to the expiration of the current period. This agreement was submitted to the prior approval process established by Decree N° 677/01 for the relevant contracts with related parties. As a consequence, the agreement was submitted for consideration by the Audit Committee, which unanimously determined that the terms of the agreement “could reasonably be considered to be in accordance with normal and habitual market practice”. Subsequently, the agreement was approved by the Board of Directors and notice was provided to the CNV and the markets. Under this agreement, Telecom Argentina paid Telecom Italia P$3 million for the year ended December 31, 2005.

In January, 2005, Telecom Argentina entered into a contract for technical assistance with the development of broadband and Value Added Services with Telecom Italia. The approval of this agreement was also attained in accordance with the process established for relevant contracts with related parties and described above. During the fiscal year ended December 31, 2005, Telecom Argentina paid under this contract a total of P$7 million. As of the date of this Annual Report, all services called for under this agreement have been rendered.

Related party transactions among Telecom Argentina and its subsidiaries (Telecom Personal, Publicom and Telecom Argentina USA) resulted in income for Telecom Argentina of approximately:

- P$296 million for the year ended December 31, 2005, resulting from payments of (i) P$273 million from Telecom Personal for charges for network connectivity, traffic interchange costs, costs for billing and collecting services, interest charged and other charges for administrative services exchanged between the related parties, (ii) P$16 million from Telecom Argentina USA for lease of circuits and (iii) P$7 million from Publicom for costs for billing and collecting services and other charges for administrative services exchanged between the related parties.

Related party transactions among Telecom Argentina and its subsidiaries (Telecom Personal, Publicom and Telecom Argentina USA) resulted in expenses for Telecom Argentina of approximately:

- P$19 million for the year ended December 31, 2005, resulting from payments of (i) P$9 million to Telecom Personal for traffic interchange costs, (ii) P$2 million to Telecom Argentina USA for lease of circuits and (iii) P$8 million to Publicom for other services received by Telecom Argentina.

Similarly, Telecom Argentina received services from Nahuelsat S.A. and Intelsat Ltd. (entities in which Telecom has or had direct or indirect insignificant minority shares) amounting to approximately P$5 million for the fiscal year ended December 31, 2005.

As of December 31, 2005, Telecom had loans outstanding to two executive officers of Telecom Argentina granted pursuant to retention plans, totaling P$0.4 million. The annual interest rate for these loans is 6%.

At December 31, 2005, the amount outstanding on loans by Telecom Personal to Núcleo stood at P$14 million. Funds from these loans were to be used to repay a syndicated loan extended to Núcleo, freeing Telecom Personal from its payment obligations as a guarantor thereunder. The interest rate on the outstanding amount as of December 31, 2005 was LIBOR plus 4.5%. This loan was fully repaid in March 2006.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18 for the Company’s Financial Statements. For a description of events that have occurred since the date of the Company’s Financial Statements see “Item 4—Information on the Company—Recent Developments”.

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

The information contained under “Item 8—Financial Information—Legal Proceedings” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated by reference herein in partial answer to this Item 8. See Exhibit 15(b).

Dividend Policy

Under the Argentine Companies Law, dividends may only be declared out of liquid and realized profits determined based on a financial statement prepared in accordance with Argentine GAAP and other applicable regulations issued by the CNV and other regulatory bodies. Furthermore, liquid and realized profits can only be distributed when all of the accumulated deficit from past periods have been absorbed and the statutory legal reserve has been constituted (or reconstituted). Pursuant to the terms of issuance of the Series B Preferred Shares, in respect of any fiscal year, holders of Series B Preferred Shares are entitled to a dividend in an amount equal to approximately 48.96% of the earnings of Nortel legally available for distribution remaining after providing for any dividend and redemption payments (whether scheduled or mandatory) in respect of Series A Preferred Shares. The holders of Nortel’s common stock are entitled to receive the remaining 51.04%.

The dividends of the Series B Preferred Shares are not cumulative. However, any dividend that is due and payable but is not declared and made available for payment by the end of the fifth calendar month after the close of the respective fiscal year of Nortel will continue to be calculated and will bear interest from the last day of such calendar month until it is made available for payment to the shareholders, at an annual rate equal to the average of the rates per annum, rounded upward if necessary to the nearest 1/32 of one percent, at which deposits in dollars are offered to Morgan Guaranty Trust Company of New York and to National Westminster Bank in the London

interbank market (“LIBOR”). All dividends declared with respect to the Series B Preferred Shares are made available pro rata to the holders entitled thereto.

Amounts payable to the holders of Series A Preferred Shares are determined pursuant to the Terms of Issuance of the Series A Preferred Shares. The Series A Preferred Shares pay a dividend of 6% per annum on the nominal amount outstanding (P$317 million plus CER as of the date hereof), referred to as the “base dividend”, which is required to be paid prior to the end of May of each year. In addition, beginning with the Nortel fiscal year commencing January 1, 1994 and for each fiscal year thereafter for which net and realized profits are legally available for distribution after providing for payment of the base dividend, holders of Series A Preferred Shares will receive an additional dividend calculated based on percentage of the Distributable Return on Equity of Telecom, if the DROE is higher than 10%. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and Series B Preferred Shares—Nortel’s Capital Stock—Dividends” and Note 9 to our consolidated financial statements included in Item 18 of this Annual Report.

In addition, beginning in 1998 and continuing through 2007, Nortel has been and will continue to be required to make redemption payments on its Series A Preferred Shares of P$55 million per year plus CER and dividend payments. If Nortel does not have sufficient cash to make the required redemption and dividend payments, the redemption payments and dividend payments will continue to accrue and be due and payable when Nortel obtains the required cash. Such redemption payments reduce the amount which would otherwise be available to make dividend payments on Series B Preferred Shares and Nortel common stock.

Currently, Nortel’s interest in Telecom Argentina is its principal asset. Therefore, Nortel’s sources of funds for its own cash needs, including dividend and redemption payments, are likely to be limited to dividend payments (if made) from Telecom Argentina and proceeds from any borrowings, which borrowings cannot exceed US$50 million without the approval of the holders of Nortel’s Series A and Series B Preferred Shares. Considering the current financial condition and results of operations of Telecom and Nortel, it is unlikely that Nortel will be able to access capital from outside sources.

Telecom Argentina has not paid any dividends since 2000. At December 31, 2001, Telecom Argentina had unassigned positive results of P$901 million. However, at its annual shareholders’ meeting held on April 24, 2002, the shareholders decided that because of the political and economic situation in Argentina and the company’s financial condition, Telecom Argentina would not pay dividends for the year ended December 31, 2001. In the year ended December 31, 2002, Telecom Argentina suffered a P$4,386 million loss that reduced its net assets by 84.3 % and resulted in negative unassigned results, a situation that continued through subsequent periods. For this reason, Telecom Argentina did not meet the conditions required under the Argentine Companies Law for the distribution of dividends in years ended December 31, 2002, 2003 and 2004.

The notes that Telecom Argentina issued pursuant to the APE also provide that if Telecom Argentina makes any distribution payment (a term which includes any dividend), then the minimum excess cash payment for the relevant period must be at least two and a half times such distribution payment.

Telecom Argentina’s shareholders, at their meeting of April 27, 2006, approved the absorption of part of the accumulated deficit with Telecom Argentina’s legal reserve and part with its inflation adjustment of capital account. Following  this action, Telecom’s accumulated deficit amounted to P$1,836 million and its legal reserve was fully depleted. As a result, pursuant the Argentine Companies Law, Telecom Argentina was not permitted to distribute any dividends for the year ended December 31, 2005. Until it absorbs the remaining accumulated deficit and fully reconstitutes its legal reserve to an amount of P$277 million, Telecom Argentina will be similarly prohibited from making any distributions. Due to these restrictions, and the terms of its notes, Telecom Argentina does not expect to pay dividends in the near future. Consequently, Nortel has not paid any dividends since May 2001.

Significant Changes

No undisclosed significant change has occurred since the date of the annual Consolidated Financial Statements.

ITEM 9. THE OFFER AND LISTING

The capital stock of the Company is divided into three classes: Series A Preferred Shares, nominal value P$10.00 each, Series B Preferred Shares, nominal value P$10.00 each, and Ordinary Shares, nominal value P$10.00 each.

As of June 26, 2006, the number of shares authorized and outstanding was as follows:

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

	Per Series B ADS
	High	Low
	(dollars)
Annual
2001	14.20	3.40
2002	3.99	0.48
2003	6.93	1.30
2004	7.85	4.50
2005	12.20	6.50
Quarterly
2004
First Quarter	7.10	4.60
Second Quarter	5.77	4.50
Third Quarter	7.85	5.62
Fourth Quarter	7.48	6.20
2005
First Quarter	12.20	6.50
Second Quarter	10.10	7.94
Third Quarter	10.50	9.45
Fourth Quarter	10.43	8.59
2006
First Quarter	10.00	8.85
Monthly
2005
December	9.69	8.59
2006
January	9.63	8.85
February	9.60	9.14
March	10.00	9.56
April	9.70	8.83
May	8.90	7.84
June (through June 26)	7.80	6.80

On June 26, 2006, the reported last sale price of the Series B ADSs on the New York Stock Exchange was US$7.40.

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

On December 29, 1997, by Resolution No. 12.056 of the CNV, Nortel Inversora was admitted to the public offering regime in Argentina. On January 27, 1998, the Buenos Aires Stock Exchange authorized the listing of the Series B Preferred Shares. Since their listing on the Buenos Aires Stock Exchange, the Series B Preferred Shares have been illiquid.

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

Voting Rights

The holders of Series B Preferred Shares, or their proxies, shall be entitled to attend the Shareholder Meetings of Nortel but their attendance shall not be required to form a quorum and they shall have no voting rights, except: (i) if, after Nortel’s third full fiscal year in existence, dividends could be but have not been fully paid on the Series B Preferred Shares; (ii) if Nortel fails to comply with any of the covenants described below, including the covenant to ensure Telecom maintains a ratio, on a pro forma basis, of its total liabilities to net worth of not more than 1.75 to 1; or (iii) upon the occurrence of the events specified in Article 217 or Article 244, fourth paragraph, of the Corporations Law, including the voluntary delisting of securities, certain events of dissolution, change in corporate purpose or duration, transfer of corporate domicile outside of Argentina, repurchase of securities or merger in which Nortel is not the surviving corporation. In the event that the voting rights associated with the Series B Preferred Shares are triggered, each Series B Preferred shareholder will be entitled to exercise one vote per share and will vote together with the holders of Series A Preferred Shares (to the extent the Series A Preferred Shares are entitled to vote) and the common stock as one class, except as to matters related to the election of directors where, as set forth in Article 15 of Nortel’s bylaws, all the preferred shares of Nortel shall vote as a separate class and shall be entitled to elect one Acting and one Alternate director. The voting rights of the holders of Series B Preferred Shares will cease upon the full distribution by Nortel of all previously declared, accrued and unpaid dividends, plus any applicable interest thereon. Furthermore, in those cases where the granting of voting rights to the holders of Series B Preferred Shares would result in a violation of any commitment of Nortel under the Transfer Contract, or any other law or regulation applicable to the holding of a controlling interest by Nortel in Telecom, such voting rights may not be exercised until authorization has been obtained from the appropriate authority. As a result of Nortel’s violation of the covenant contained in the Series B and Series A Preferred Shares, which requires the ratio of Telecom’s total liabilities to shareholders’ equity to be less than 1.75, the Series B Preferred Shares acquired voting rights.

The Series A and Series B shareholders present at Nortel’s annual shareholders meeting held on April 27, 2006, did not hold enough Series A and Series B shares to satisfy the quorum requirement for the appointment said member of Nortel’s board of directors. Therefore, pursuant to certain regulations issued by the CNV, the appointment of Gustavo Sebastian Viramonte Olmos to Nortel’s board of directors was approved instead by the unanimous vote of all Nortel shareholders present at the general shareholders meeting, including all Series A and Series B shareholders in attendance.

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

The Series A Preferred Shares have limited voting rights that in general are similar to the Series B Preferred Shares. The voting rights of the Series A Preferred Shares are triggered if Nortel fails to make the required dividend payments on the Series A Preferred Shares. As a result of Nortel’s failure to make the required dividend payments on the Series A Preferred Shares for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 the Series A Preferred shareholders acquired voting rights to appoint a member of Nortel’s Board of Directors. See our comment above regarding the appointment of Gustavo Sebastian Viramonte Olmos to Nortel’s Board.

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

At the annual shareholders’ meetings for the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001, held on April 27, 2006, April 27, 2005, April 29, 2004, April 30, 2003 and April 24, 2002 respectively, Telecom’s shareholders announced that due to Telecom’s financial condition, results of operations and debt service obligations, no dividend payments would be made for the 2005, 2004, 2003, 2002 or 2001 fiscal years, respectively. Consequently, at Nortel’s annual shareholders’ meeting for the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001 held on April 27, 2006, April 27, 2005, April 29, 2004, April 30, 2003 and April 25, 2002 respectively, Nortel’s shareholders’ announced that no dividends would be paid for the fiscal years ended December 31, 2005, 2004, 2003, 2002 or 2001 respectively.

Amounts payable to the holders of Series A Preferred Shares are determined pursuant to the terms of issuance of the Series A Preferred Shares. According to the terms of issuance for each fiscal year for which liquid and realized profits are legally available for distribution, the Series A Preferred Shares are required to pay a base dividend on the nominal amount outstanding (P$317 million plus CER) prior to the end of May of each year. In addition, for each fiscal year for which liquid and realized profits are legally available for distribution after providing for payment of the base dividend, holders of Series A Preferred Shares will receive an additional dividend calculated based on a percentage of Telecom’s DROE, if the “DROE” is higher than 10%. DROE is defined pursuant to Argentine GAAP as (i) Telecom’s net distributable income of the fiscal year prior to the declaration of the dividend, divided by (ii) Telecom’s net worth for that fiscal year minus its earnings for that fiscal year. Net worth is defined as the reported value of all capital stock plus (less) accumulated earnings (deficit), plus adjustments for inflation and legal reserves, excluding any surplus resulting from future technical revaluations of assets and goodwill. If the DROE is greater than 10% but less than 30%, this percentage is calculated by the following formula: (DROE - 10%) x 25%. If the DROE is 30% or higher, however, this percentage is calculated by the following formula: [(DROE - 30%) x 10%] + 5%. The base dividends of the Series A Preferred Shares are cumulative. The DROE dividends of the Series A Preferred Shares are not cumulative.

The Series A Preferred Shares are scheduled to be redeemed in ten equal and consecutive annual installments from February 1998 to February 2007. The redemption payments on the Series A Preferred Shares reduce the amount which would otherwise be available to make dividend payments on Series B Preferred Shares and Nortel common stock.

In respect of any fiscal year, holders of Series B Preferred Shares are entitled to a dividend in an amount equal to 48.96% of the earnings of Nortel legally available for distribution remaining after providing for any dividend and redemption payments (whether scheduled or mandatory) in respect of Series A Preferred Shares. The failure to pay dividends in 2001, 2002, 2003, 2004 and 2005 did not trigger any voting rights with respect to the Series B Preferred Shares because there were no earnings of Nortel legally available for distribution. However, Nortel’s failure to comply with the financial ratio covenant in the Series B Preferred Shares and Series A Preferred Shares did trigger the Series A and B Preferred Shares’ voting rights to appoint a member of Nortel’s Board of Directors. See “Voting Rights” above.

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

Meetings of Shareholders

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. Nortel is required to hold an annual ordinary meeting of shareholders in each fiscal year to consider the matters outlined in Article 234 of the Argentine Companies Law, Article 72 of Law No. 17,811 (as amended by the Transparency Decree) and CNV rules, including, but not limited to:

•                  approval of Nortel’s financial statements and general performance of the directors and members of the Supervisory Committee for the preceding fiscal year;

•                  election, removal and remuneration of directors and members of the Supervisory Committee;

•                  allocation of profits; and

•                  appointment of external auditors.

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

The quorum for ordinary meetings consists of a majority of the stock entitled to vote and resolutions may be adopted by the affirmative vote of a majority of the stockholders present that have issued a valid vote, without counting voluntary abstentions. If no quorum is present at the meeting, a second meeting may be called at which shareholders present, whatever their number, shall constitute a quorum and resolutions may be adopted by a majority of the shareholders present. The quorum for extraordinary meetings is 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, the quorum requirement for the second meeting will be 30% of the stock entitled to vote. In both cases, decisions are adopted by an affirmative vote of a majority of the shareholders present, except for certain fundamental matters such as:

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

In some of these cases, a dissenting shareholder is entitled to appraisal rights. See “—Memorandum and Articles of Association —Nortel’s Capital Stock—Appraisal Rights”.

Any resolution adopted by the shareholders at ordinary or extraordinary shareholders’ meetings that affects the rights of one particular class of stock must also be ratified by a special meeting of that class of shareholders governed by the rules for ordinary meetings.

Capital Increase and Reductions

Nortel may increase its capital upon authorization of the shareholders at an ordinary meeting. All capital increases must be registered with the CNV, published in the Official Gazette and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. A voluntary reduction of capital must be approved by an extraordinary meeting of the shareholders and may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or attachment. Under the Argentine Companies Law, reduction is mandatory when the accumulated deficit has exceeded reserves and at least 50% of the stated capital. The application of such rule was suspended until December 10, 2005 by various Decrees issued by the Executive Branch. Nevertheless, as of December 31, 2005 and as of March 31, 2006, Nortel’s accumulated deficit has not exceeded its reserves plus 50% of its stated capital.

Shares issued in connection with any increase in capital must be divided among the various classes in proportion to the number of shares of each class outstanding at the date of the issuance, provided that the number of shares of each class actually issued may vary based on the exercise of preemptive rights and additional preemptive rights in accordance with the procedure described under “Preemptive Rights”.

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

Series A Preferred Shares are redeemable. The Series A Preferred Shares are to be redeemed in ten equal annual installments of their subscription price commencing in 1998. The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves. Any redemption payment not declared nor paid by Nortel when due shall bear interest as from the due date until the date they are made available to shareholders, at LIBOR. Prior to the change in Nortel’s fiscal year end these redemption payments were made prior to the end of February of each year and now are made prior to the end of May of each year as a result of the change in Nortel’s fiscal year end.

In addition, the Series A Preferred Shares may be subject to mandatory redemption if at any time Telecom Italia and FCR, jointly, sell or cease to own or control directly or indirectly more than 50% of the outstanding common stock of Nortel while any Series A Preferred Shares are outstanding (a “Change in Control”). In such case, each holder of Series A Preferred Shares will be entitled to have its Series A Preferred Shares redeemed by Nortel at a price in pesos determined by an international independent appraiser on the basis of the fair value of the Series A Preferred Shares. Such fair value shall be calculated on the basis of the present value on the redemption value date of the scheduled future redemption payments outstanding at that time and the future Base Dividends due on the Series A Preferred Shares through the last of the scheduled redemption dates, discounted annually at a rate of 28.24% per annum, subject to any reductions which in the appraiser’s opinion are appropriate taking into account the actual net worth and condition of Nortel at the time of the mandatory redemption.

Redemption payments (whether scheduled or mandatory) will be made only out of net and realized earnings and/or distributable reserves.

Series B Preferred Shares are not redeemable.

Priority on Liquidation

In the event of early termination, liquidation upon expiration of statutory term of existence or mandatory liquidation of Nortel (collectively, a “Liquidation”), the holders of Series A Preferred Shares shall be entitled to receive (i) accrued and unpaid base dividends and additional dividends and (ii) the subscription price less any previous redemption payments out of the proceeds of the Liquidation prior to the holders of the common stock, the holders of the Series B Preferred Shares and the holders of any other shares issued by Nortel ranking junior to the Series A Preferred Shares upon a Liquidation. In the event of a Liquidation, the holders of Series B Preferred Shares shall be entitled to receive the nominal value of their Series B Preferred Shares, but after the holders of Series A Preferred Shares and any other series of preferred stock of Nortel ranking senior to the Series B Preferred Shares have secured their full liquidation preferences. In such event, the holders of Series B Preferred Shares have the preferential right to receive the nominal value of their Series B Preferred Shares before payment of the nominal value of the common stock of Nortel. Amounts remaining after payment of the nominal value of both the Series B Preferred Shares and the common stock will be distributed in the same proportion established for dividend distributions. If upon any Liquidation, the amount payable with respect to the Series B Preferred Shares is not paid in full, the holders thereof will share equally and ratably with the holders of any series of preferred stock of Nortel ranking equally to the Series B Preferred Shares in proportion to the full liquidation preferences to which each is entitled.

Conflicts of Interest

A shareholder that votes on a business transaction in which its interest conflicts with that of Nortel may be liable for damages under Argentine law, but only if the transaction would not have been approved without its vote. See “Item 3—Key Information—Risk Factors—Risk Factors Relating to Investing in Argentine Companies—Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires”.

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

Pursuant to the Argentine Commercial Companies Law, preemptive rights could only be restricted or suspended in certain particular and exceptional cases by a resolution of an extraordinary meeting of shareholders when required by the interest of the Company.

If new ordinary shares are issued by Nortel, each holder of Series B Preferred Shares shall have the opportunity to subscribe for such number of additional Series B Preferred Shares necessary to preserve such holder’s participation in the earnings of Nortel and the liquidation value of the Series B Preferred Shares held by such holder prior to the new issuance of ordinary shares. See “Item 3—Key Information—Risk Factors—Risk Factors Relating to Nortel—Holders of Series B ADSs may not be able to exercise their preemptive rights should Nortel issue additional shares of common stock”.

Appraisal Rights

Whenever certain extraordinary resolutions are adopted at shareholders’ meetings such as a merger of Nortel into another entity, a change of corporate purpose, transformation from one type of corporate form to another, or Nortel’s shares cease to be traded publicly, any shareholder dissenting from the adoption of any such resolution may withdraw from Nortel and receive the book value per share determined on the basis of Nortel’s annual financial statements (as approved by the annual common shareholders’ meeting), provided that the shareholder exercises its appraisal rights within five days following the meeting at which the resolution was adopted in the case of a dissenting shareholder. This right must be exercised within 15 days following the meeting if the shareholder was absent and can prove that he was a shareholder on the day of the meeting. In the case of a merger of Nortel or a spin-off of Nortel, no appraisal rights may be exercised if the shares to be received are publicly traded shares.

Appraisal rights are extinguished if the resolution is subsequently overturned at another shareholders’ meeting held within sixty days of the expiration of the time period during which absent shareholders may exercise their appraisal rights.

Payment on the appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted. If the resolution is to cease to publicly offer Nortel’s stock, the payment period is reduced to sixty days from the date of the resolution.

Notwithstanding the foregoing, should the Company decide to cease trading its shares publicly, pursuant to Section 31 of the Transparency Decree No. 677/01, a tender offer by the Company would have to be conducted prior to the exercise of appraisal rights by any shareholder.

Covenants of Series A Preferred Shares and Series B Preferred Shares

Nortel has agreed to the following covenants, unless waived by the holders of two-thirds of the outstanding nominal amount of the Series A Preferred Shares or Series B Preferred Shares, respectively, at a special shareholders’ meeting of the class:

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

(vi) not to permit Telecom to create, incur, assume, guarantee or otherwise become liable with respect to or responsible for the payment of, any indebtedness (not including accounts payable or other indebtedness to trade creditors in the ordinary course of business), if, as a result thereof, the ratio, on a pro forma basis, of the total liabilities of Telecom to its net worth would exceed 1.75 to 1;

(vii) with certain exceptions, not to, and not to permit any subsidiary to, assume any encumbrance that restricts its ability to pay dividends or other distributions on its capital stock or indebtedness, make loans to Nortel or its subsidiaries, or transfer any of its property to Nortel or any of its subsidiaries;

(viii) to provide certain financial statements, annual reports and certain reports filed with the Securities and Exchange Commission in English to holders of Series A and Series B Preferred Shares; and

(ix) not to consolidate with, or merge with or into, or sell or convey all or substantially all of its assets in one transaction or a related series of transactions to any other entity, other than a merger in which Nortel is the surviving corporation.

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

Powers of the Directors

The by-laws of Nortel do not contain any provision regarding the ability to vote on a proposal, arrangement or contract where a director is an interested party. According to Argentine law, a director may sign with the Company contracts that are related to its activities as long as the conditions are on an arms’-length basis. If such contract does not meet such conditions, the agreement may only be entered into with a prior approval of the Board of Directors (with such director’s abstention) or, in absence of quorum, with the approval of the Supervisory Committee. Such transactions must be considered at the following shareholders’ meeting, and if shareholders at such meeting do not approve them, the Board of Directors or the Supervisory Committee (as the case may be) become jointly responsible for the damages caused to the Company. Argentine law also requires that if a director has a personal interest contrary to the Company’s, the director must disclose it to the Board of Directors and to the Supervisory Committee. The director must refrain from participating in any deliberations relating to the matter in which the director has an interest or risk becoming jointly and severally liable for all damages caused to the Company as a result of such conflict.

Additionally, the Transparency Decree dictates that any contracts between the Company and a director (that qualifies as a “related party”) that exceed 1% of the net worth of the Company, must be submitted to the prior approval of the Audit Committee or two independent evaluation firms to ensure that the transaction is in accordance with market conditions. Such transactions must also be approved by the Board of Directors and reported to the CNV and the markets where the shares of the Company are listed. If the Audit Committee or the independent evaluation firms have not determined the terms of the transaction to be “reasonably acceptable to the market”, then the contract in question must be submitted for consideration at a shareholders’ meeting.

Section 15 of the by-laws of the Company establishes that the remuneration of the members of the Board of Directors is to be determined by the shareholders at their annual meeting. The Audit Committee is to issue a prior opinion on the reasonability of the proposed remuneration, that the Board of Directors submits for approval to the shareholders. Therefore, Directors do not have the ability to vote on compensation for themselves nor for any other director.

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

Limitations on Foreign Investment in Argentina

Under the Argentine Foreign Investment Law, as amended (the “FIL”), the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments generally are unrestricted. However, foreign investments in certain industries, such as broadcasting, are restricted as to percentage. No approval is necessary to purchase the Class B Shares. The FIL does not limit the right of non-resident or foreign owners to hold or vote the Class B Shares, and there are no restrictions in the Company’s bylaws limiting the rights of non-residents or non-Argentines to hold or to vote the Company’s Class B Shares. Notwithstanding the foregoing, new regulations recently implemented by the CNV require that all shareholders that are companies who register to participate at a shareholders’ meeting should provide details of their registration in the Republic of Argentina. To acquire participation in a company in Argentina, non-Argentine companies are required to comply with the share ownership registration requirements as provided for under Section 123 of the Argentine Companies Law.

Change of Control

Article 4 of the by-laws, as amended by Shareholders’ Meeting of February 18, 2004 and registered with the Public Registry of Commerce — Inspección General de Justicia — on April 28, 2004 under Nr. 5169 of Book 24, of Corporations, provides that “The holder of the common stock, as of the Take Over Date provided for in the Conditions of the Privatization approved by Decree No. 62/90 of the Executive Power, dated January 5, 1990, as amended and its amendments, shall not reduce its interest in the Company to less than 51% of the capital entitled to vote without the prior approval of the Regulatory Bodies.”

Under the Transparency Decree and General Resolution No. 401/02 of the CNV, a party that wishes to obtain either a majority or a significant equity ownership interest in a corporation must offer the same price offered to the majority shareholder to all of the corporation’s shareholders. This regulation applies to all Argentine corporations with listed securities unless the corporation’s shareholders specifically vote not to adopt the regime, in which case the corporation is required to publicly disclose that its shareholders have voted not to be subject to the regime. On April 30, 2003, Nortel’s shareholders voted not to adopt the regime established by the Transparency Decree and General Resolution No. 401/02, under which the Company is actually a “Sociedad No Adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria  or a “Corporation Not Adhering to the Optional Statutory Regime of Public Offer of Mandatory Acquisition”.

Code of Business Conduct and Ethics

The Company has developed a Code of Business Conduct and Ethics which was approved by its Board of Directors on June 19, 2003 and amended on June 22, 2005. See Exhibits 11.1 and 11.2 of this Annual Report on Form 20-F.

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

Under Argentine law, the board is not required to consist of a majority of independent directors. Notwithstanding, when directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent. As of May 28, 2004, Argentine companies are required to have at least two independent directors to appoint to the Audit Committee. During fiscal year 2005, Nortel had three independent directors out of the six members of its board of directors, as it will have through fiscal year 2006.

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

To qualify as an “independent” or “non-independent” director, CNV standards (General Resolution Nº 400) and NYSE standards are substantially similar. CNV standards require independence with respect to the Company and to its shareholders with significant direct or indirect holdings (35% or more). To be eligible as an independent director, a person must not be hired by the company, nor have any professional relationship with the company or its shareholders with significant holdings whatsoever, nor receive any other compensation than that which corresponds to his/her performance as a  member of the board. Moreover, such person shall not be a supplier of goods or services to the company or to its shareholders with significant direct or indirect holdings, for amounts substantially higher than his/her compensation as a member of the Board. Close relatives of any person who, in the event of being a director shall not be an independent director, shall not be considered independent directors.

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

Audit Committee

Under NYSE Section 303A.06, listed companies must have an audit committee that complies with the standards set forth in Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”). Foreign private issuers must comply with Rule 10A-3 as of July 31, 2005. Pursuant to Decree Nº 677/01 and CNV Standards, Nortel has had its Audit Committee in place since May 10, 2004. The present members of the Audit Committee were appointed by the Board on April 27, 2006; all of them are independent according to the criteria set forth in Rule 10A-3 under the Exchange Act.

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

Under NYSE Section 303A.07(c), the Audit Committee shall have a charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Section 10A of the Securities Exchange Act of 1934 (the “Exchange Act”) and as set forth in NYSE Section 303A.7(c) of the NYSE Manual. The duties and responsibilities of the Audit Committee in Argentina, established by Decree N° 677/01 and CNV Standards, are substantially similar to those set forth in Rule 10A-3(b)(1) of the Exchange Act. Accordingly, Nortel’s Board approved a “Regulations for the Implementation of the Audit Committee” (the “Regulations”), in order to comply with such duties and responsibilities. In June 2005, the Board modified the Regulations to adapt them to the requirements set forth in Rule 10A-3 of the Exchange Act and paragraphs (b)(1) and (b)(3)(i) and (ii) of said Rule in particular.

NYSE Section 303A.07(c)(iii)(B) and (C) establishes Audit Committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations”; (ii) to discuss the company’s press releases relating to its earnings, as well as the financial information and guidelines relating to its earnings that are supplied to equity researchers and rating agencies. Provisions of Argentine law and the Regulation for the Implementation of the Audit Committee approved by Nortel’s Board establish similar duties for the Audit Committee, namely, “to verify the reliability of the administrative-accounting system, and of all financial data, or of any significant data submitted to CNV and to self-regulated exchanges, in compliance with the applicable reporting regulations”.

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

Disclosure of Corporate Governance Guidelines

NYSE Section 303A.09 provides that companies must adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and include such information on the company’s website, which should also include the charters of the Audit Committee, the Nominating Committee and the Compensation Committee. Decree N° 677/01 requires additional information that companies must include in their Annual Reports, including information relating to the decision-making organization (corporate governance), the company’s internal controls system, norms for director and manager compensation, stock-options, and any other compensation system applicable to board members and managers. Decree N° 677/01 does not address the remaining issues included in NYSE Section 303A.09. However, all relevant information sent by the company to the CNV is forwarded to the CNV through the CNV’s Financial Reporting Highway and may be viewed on the website of CNV.

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

The Code of Business Conduct and Ethics of Nortel provides that any waiver of the fulfillment thereof granted to a director, member of the supervisory committee or member of the management may only be granted by the Audit Committee or by the Board of Directors and such waivers shall be reported to control bodies. As of December 31, 2005 no waiver had been applied for or granted.

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

MATERIAL CONTRACTS

For information regarding the Shareholders’ Agreement, see “Item 7—Major Shareholders and Related Party Transactions—Shareholders’ Agreements”.

FOREIGN INVESTMENT AND EXCHANGE CONTROLS IN ARGENTINA

The information contained under “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina” in the Telecom Form 20-F included as an exhibit hereto, is hereby incorporated by reference to this Item 10. See Exhibit 15(b).

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

Taxation of Capital Gains

Capital gains earned by non-resident individuals or foreign companies from the sale, exchange or other disposition of Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares are not subject to tax.

Tax on Personal Property

Pursuant to the Argentine Personal Assets Tax Law (the “Tax Law”), the following persons are subject to an annual tax on certain assets, with a minimum exemption of P$102,300, which is levied at a rate of 0.50% or 0.75% taking into consideration whether the value of such assets as of December 31 of each year is equal to or higher than P$200,000, respectively (the “Personal Assets Tax”): (i) individuals domiciled in Argentina for assets located in Argentina and abroad and (ii) individuals domiciled outside of Argentina for assets located in Argentina. For purposes of the Tax Law, the Series B ADSs (held in book entry form or evidenced by ADRs), the Series B Preferred Shares, the Series A Preferred Shares and Ordinary Shares will be considered as assets located in Argentina.

Although as a rule the Tax Law does not explicitly apply to individuals or entities domiciled outside Argentina, pursuant to Argentine Law 25,585 passed by the Argentine Congress and published in the Official Gazette on May 15, 2002, shares of stock corporations, such as the Series B ADSs (held in book entry form or evidenced by ADRs), Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares, or other equity interests in companies regulated by the Argentine Companies Law 19,550, as amended, and whose holders are individuals and/or undivided estates domiciled in Argentina or in a foreign country, and/or companies and/or any other legal entity domiciled in a foreign country, shall be subject to the Personal Assets Tax . Such tax shall be assessed on and paid by the corresponding Argentine company issuer of the shares, such as Nortel.

The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity as stated in the most recent balance sheet of the company as of December 31, 2005. The minimum exempted of P$102,300 shall not be applicable. The tax so paid shall be considered as a definite payment.

The abovementioned rules include an irrebutable presumption that shares of stock corporations, such as the Series B ADSs (held in book entry form or evidenced by ADRs), Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares, and other equity interests of companies regulated by Argentine Companies Law 19,550, as amended, whose holders are companies, any other legal entities, enterprises, permanent establishments, trusts, and exploitations, domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

Nortel is required to pay this tax on behalf of the holders of its Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares. Nortel has the right to obtain reimbursement of the amounts paid from its shareholders even if this requires holding and/or foreclosing the property on which the tax is due.

The amendment set forth by Law 25,585 applies as of December 31, 2002. Furthermore, Law 25,585 has been regulated by the AFIP through General Resolution 1497/03, published in the Official Gazette on May 5, 2003, which establishes that for the fiscal year ended December 31, 2002, the companies in charge of the payment of this tax with a net worth of P$300,000 or more (such as Nortel) shall determine and pay the tax by May of each year, after 2003.

Therefore, Series B ADSs (held in book entry form or evidenced by ADRs), Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares held by individuals, irrespective of their place of residence, and legal entities domiciled outside of Argentina will be subject to the Personal Assets Tax which, as mentioned above, shall be paid by Nortel on behalf of such holders of Series B ADSs (held in book entry form or evidenced by ADRs), Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares.

On November 4, 2003, Nortel requested from its holders as of December 31, 2002 of Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares reimbursement of the Personal Assets Tax. As of December, 2004, holders of Ordinary Shares had reimbursed Nortel approximately US$94,620 and holders of Series B ADSs, Series B Preferred Shares, and Series A Preferred Shares had reimbursed Nortel approximately US$1,000. No further reimbursements have been obtained since then. Nortel expects that a substantial portion of the remaining tax amount that is not reimbursed will result in an additional expense for Nortel. As of December 31, 2005, Nortel recorded a provision of P$3 million for the credit of the accounts paid by the Company for this tax.

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

United States Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax consequences of the acquisition, ownership and disposition of Series B ADSs or Series B Preferred Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire such securities. This summary applies only to persons that hold Series B ADSs or Series B Preferred Shares as capital assets for U.S. federal income tax purposes and does not address the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as:

•                  certain financial institutions;

•                  insurance companies;

•                  dealers and traders in securities or foreign currencies;

•                  persons holding Series B ADSs or Series B Preferred Shares as part of a hedge, straddle, conversion transaction or other integrated transaction;

•                  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•                  persons liable for the alternative minimum tax;

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

This summary is based upon the tax laws of the United States, including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. As mentioned above, there is currently no income tax treaty or convention in effect between Argentina and the United States. Prospective purchasers of the Series B ADSs or Series B Preferred Shares should consult their own tax advisors as to the U.S., Argentine or other tax consequences of the acquisition, ownership and disposition of such securities in their particular circumstances, including the effect of any state or local tax laws.

In addition, this summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms.

As used herein, the term “U.S. Holder” means for U.S. federal income tax purposes, a beneficial owner of Series B ADSs or Series B Preferred Shares that is:

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

Taxation of Distributions

Subject to the passive foreign investment company rules discussed below, to the extent paid out of current or accumulated earnings and profits of Nortel (as determined in accordance with U.S. federal income tax principles), distributions made with respect to Series B ADSs or Series B Preferred Shares will be included in the income of a U.S. Holder as ordinary dividend income. Subject to applicable limitations, and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to noncorporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15% if the dividends represent “qualified dividend income”. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their particular circumstances. The amount of this dividend will include any amounts withheld by us or our paying agent in respect of Argentine taxes. Dividends will be treated as foreign source dividend income to you and will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code. The amount of the distribution will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of Series B ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars. If the distribution is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source income or loss.

Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine taxes withheld from dividends on ADSs or Series B Preferred shares will be creditable against a U.S. holder’s U.S. federal income tax liability. However, amounts paid on account of the Personal Assets Tax will not be eligible for credit against a U.S. Holder’s federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and U.S. holders should consult their own tax U.S. holders may elect to deduct otherwise creditable Argentine taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law.

Sale, Exchange and Other Disposition of Series B ADSs or Series B Preferred Shares

Subject to the passive foreign investment company rules discussed below, gain or loss realized by a U.S. Holder on the sale, exchange and other disposition of Series B ADSs or Series B Preferred Shares will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the Series B ADSs or Series B Preferred Shares and the amount realized on the disposition. Gain or loss, if any, will be U.S. source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the U.S. federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and capital losses, the deductibility of which is subject to limitations.

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

If Nortel is treated as a PFIC for any taxable year, gain recognized by such U.S. Holder on a sale or other disposition of the Series B ADS or Series B Preferred Share would be allocated ratably over the U.S. Holder’s holding period for the Series B ADS or Series B Preferred Share sold, exchanged or disposed.. The amounts allocated to the taxable year of the sale or other exchange and to any year before Nortel became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of Series B ADSs or Series B Preferred Shares in excess of 125 percent of the average of the annual distributions on Series B ADSs or Series B Preferred Shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

In addition, if Nortel were to be treated as a PFIC in a taxable year in which Nortel pays a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S. related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

DOCUMENTS ON DISPLAY

Nortel files annual and special reports and other information with the SEC. You may read and copy any document that Nortel files at the Public Reference Room of the SEC at 100 F Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect Nortel’s filings at the regional offices of the SEC located at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604 and 233 Broadway, New York, New York 10279. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

You may request a copy of these filings by writing or telephoning the offices of Nortel, Alicia Moreau de Justo 50, (C1107AAB) Buenos Aires, Argentina. Nortel’s telephone number is 011-54-11-4968-3631.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information contained under “Item 11—Quantitative and Qualitative Disclosures About Market Risk” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated by reference to this Item 11. See Exhibit 15(b).

Nortel is exposed to interest rate risk relating to the Series A Preferred Shares. Nortel is also exposed to market risk related to Telecom. As of December 31, 2005 Nortel was not party to any derivative financial instruments.

Market Risk Associated with Series A Preferred Shares. As a result of Telecom’s decision not to pay dividends in respect of the 2001, 2002, 2003, 2004 and 2005 fiscal years, Nortel did not make the required amortization payments on the Series A Preferred Shares in 2001, 2002, 2003, 2004 and 2005.

Pursuant to Decree No. 214/02, the amounts payable on the Series A Preferred Shares is adjusted by CER to reflect inflation. The unpaid dividends and outstanding redemption payments on the Series A Preferred Shares have been “pesified” at the exchange rate of P$1.00=US$1.00. Decree 214/02 provides that payment obligations that were converted into pesos will be adjusted to reflect inflation by applying a reference stabilization rate, referred to as CER. This rate, which is designed to reflect the evolution of the consumer price index published by the Argentine INDEC (Instituto Nacional de Estadisticas y Censos), is published monthly by the Argentine Central Bank. For the twelve months ended December 31, 2005 the impact of the CER adjustment was P$104 million. See Note 9 to our consolidated financial statements included in Item 18 of this Annual Report.

Telecom Market Risk. Nortel is also subject to market risk applicable to Telecom. Telecom is exposed to market risk, including changes in foreign exchange rates and interest rates relating to its outstanding financial indebtedness, in the normal course of its business. For additional information see “Item 11—Quantitative and Qualitative Disclosure About Market Risk” in the Telecom Form 20-F included as an exhibit to this Form 20-F and incorporated by reference herein.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As a consequence of the continuing devaluation and volatility of the peso, lower net cash flows being generated in the current economic environment in Argentina and the uncertain timetable for resolving discussions with the Argentine Government concerning adjustment of regulated rates, on April 2, 2002, Telecom Argentina announced the suspension of principal payments on its outstanding financial indebtedness as well as the outstanding financial indebtedness of its Argentine subsidiaries and on June 24, 2002, Telecom Argentina announced the suspension of interest payments on its outstanding financial indebtedness, triggering multiple events of default.

On August 31, 2005 Telecom Argentina successfully completed the restructuring of its outstanding financial indebtedness on a stand-alone basis by issuing debt with new payment terms and by paying cash consideration and making partial cash interest payments. In connection with the restructuring, Telecom Argentina issued P$26 million (including CER adjustment), US$105 million, euro 534 million and yen 12,328 million aggregate principal amounts of Series A notes and US$999 million aggregate principal amount of Series B notes and delivered the cash consideration in the amount of US$565 as contemplated in the APE. In addition Telecom Argentina paid creditors interest payments for the period January 1, 2004 through August 31, 2005 at a total cost of P$1 million, US$181 million, euro 43 million and yen 396 million. See “Operating and Financial Review and Prospects-Liquidity and Capital Resources”.

Telecom Argentina’s subsidiaries, Telecom Personal and Núcleo, successfully completed the restructuring of their respective debt obligations in 2004. In December 2005, Telecom Personal concluded a refinancing of all of the debt instruments issued as a consequence of its financial restructuring process. The new debt incurred in this refinancing transaction was approximately US$381 million. None of Telecom Argentina, Telecom Personal nor Núcleo are currently in default on any outstanding indebtedness.

At Telecom Argentina’s annual shareholders’ meetings for the years ended December 31, 2005, 2004, 2003, and 2002 and 2001 held on April 27, 2006, April 27, 2005, April 29, 2004, April 30, 2003, and April 24, 2002 respectively, the shareholders decided that because of Telecom Argentina’s financial condition, results of operations and debt service obligations, Telecom Argentina would not pay dividends for the years ended December 31, 2005, December 31, 2004, December 31, 2003, December 31, 2002 respectively. See “Item 8—Financial Information—Dividend Policy”. Consequently, at Nortel’s annual shareholder meetings for the years ended December 31, 2005, 2004, 2003 2002 and 2001 held on April 27, 2006, April 27, 2005, April 29, 2004, April 29, 2003, April 30, 2002 respectively, Nortel’s shareholders decided that the P$19 million, in dividend payments required to be paid to the Series A Preferred Shareholders for each year would not be paid and the P$55 million of required Series A amortization would not occur in both cases, due to the lack of liquid and realized profits and/or distributable reserves. As of the date of this Annual Report, the total amount accrued but unpaid to the holders of the Series A Preferred Shares in respect of dividend and amortization payments is P$672 million. Nortel’s failure to pay the Series A dividend due to the lack of liquid and realized profits and/or distributable reserves gave the holders of the Series A Preferred Shares the right to exercise their voting rights and appoint a member of Nortel’s board of directors.

Since March 2002 Nortel has failed to comply with the financial ratio covenant contained in the Series A and Series B Preferred Shares. The non-payment of the Series A dividend triggered the right of the holders of Series A Preferred Shares to exercise their voting rights and to appoint a member of Nortel’s board of directors, and Nortel’s failure to comply with the financial ratio covenant contained in the terms and conditions of the Series A and Series B Preferred Shares triggered the right of the Series A and Series B shareholders to appoint a member of Nortel’s board of directors. However, the Series A and Series B shareholders present at Nortel’s annual shareholders meeting held on April 27, 2006, did not hold enough Series A and Series B shares to satisfy the quorum requirement for the appointment of said member of Nortel’s board of directors. Therefore, pursuant to certain regulations issued by the CNV, the appointment of Gustavo Sebastian Viramonte Olmos to Nortel’s board of directors was approved instead by the unanimous vote of all Nortel shareholders present at the general shareholders meeting, including all Series A and Series B shareholders in attendance.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable with respect to Nortel. The information contained under “Item 14—Material Modifications to the Rights of Security Holders and Use of Proceeds” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated by reference to this Item 11. See Exhibit 15(b).

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

The Company’s General Manager and Sole Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2005 (the “Evaluation Date”), has concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

Changes in internal controls

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Beginning with the fiscal year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require us to include an internal control report of management with our annual report on Form 20-F. The internal control report must contain (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (3) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not our internal control over financial reporting is effective and (4) a statement that our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting.

As of the date of this Annual Report, the Telecom Group has completed the phases of documentation and evaluation of the design of its controls and identified certain areas where the Telecom’s internal controls diverged from best practices. This work was performed for the two companies  most significant for the Telecom Group (Telecom Argentina and Telecom Personal). The discrepancies between the Telecom practices and accepted best practices have been remedied or are in the process of being remedied by management.

In the second half of 2006, the Telecom Group will complete its testing activities in order to evaluate the effectiveness of the controls designed for financial reporting.

In each of these activities, the Company’s management has applied methodologies of documentation and evaluation of the internal controls that it believes are consistent with best market practices. In connection with these evaluations by management of the Company’s internal controls and procedures, no items were identified that required a change in the financial statements required in this Annual Report.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Nortel’s Audit Committee has at least one audit committee financial expert, Mr. Ricardo Alberto Ferreiro, who is a lawyer. From 1970 to 1979, Mr. Ferreiro worked in the Financial Management office of the Banco Central de la República Argentina at the Mercado de Valores Departament (Stock Market Department). From 1976 to 1979, he worked on the study and analysis of the stock market. From 1979 to 1980, he worked at the Public Finance Department. From 1980 to 1989, he worked in the Management of Liquidations and Interventions of Financial Entities. From 1990 to 1994, Mr. Ferreiro was a Counselor of the President of the Banco Central de la Republic Argentina. From 1994 to 1999, he was Statutory Auditor in the Banco Central de la República Argentina. From 1999 to 2002, Mr. Ferreiro was Director of Caja de Ahorro y Seguro (holding), Director of Caja de Seguros S.A. and Director of Caja de Seguros de Vida S.A. From 2002 to 2003, he was Director of the Banco Central de la República Argentina. Since 2003, Mr. Ferreiro has been Director of Nortel S.A., Director of Publicom S.A., and Director of Microsistemas S.A. Based on Mr. Ferreiro’s professional background and training, Nortel has determined that he meets the requirements for an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

The Board of Directors of Nortel has approved a Code of Business Conduct and Ethics which applies to directors, members of the Supervisory Committee, officers and employees of Nortel. This Code was modified by the Board of Directors on June 21, 2005. No waivers, express or implicit, have been granted to any senior officer or member of the Board of Directors of the Company with respect to any provision of the Code. See Exhibits 11.1 and 11.2 to this Annual Report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees billed by our principal accountants (in millions of pesos) for the years ended December 31, 2005 and 2004.

Services Rendered	2005	2004	Total
	(P$ millions)
Audit Fees(1)	3.0	2.0	5
Audit-Related Fees	0.3	0.5	0.8
Tax Fees	0.2	0.2	0.4
All Other Fees	—	—	—
Total	3.5	2.7	6.2

(1)             Includes fees related to the audit of the Consolidated Financial Statements as of December 31, 2005 and 2004, limited reviews of interim financial statements presented during 2005 and 2004, SEC filing reviews and other attestation services.

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

ITEM 16D.            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. EQUITY SECURITIES PURCHASED BY THE COMPANY OR ANY AFFILIATED PURCHASER

Neither Nortel, nor to Nortel’s knowledge, any “affiliated purchaser” (as defined in Rule 10b-18(a)(3)) repurchased any of Nortel’s Preferred B Shares (including American Depositary Shares, or American Depositary Receipts evidencing such shares) during fiscal year 2005.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-70.

The following financial statements are filed as part of this Form 20-F:

Nortel Inversora SA:

ITEM 19. EXHIBITS

Exhibits
1.1	Estatutos (Restated bylaws) of Nortel which include its corporate charter (English translation) (incorporated by reference to Nortel’s Annual Report on Form 20-F for 2003).
2(a).1	Terms of Issuance of the Series B Preferred Shares, together with an English translation (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).
2(a).2	Form of Deposit Agreement (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).
2(b).1	Acuerdo Preventivo Extrajudicial Agreement dated as of August 23, 2004 (incorporated by reference to Telecom’s annual report on Form 20-F/A for 2004 dated June 30, 2005).
2(b).2

Indenture dated August 31, 2005 between Telecom Argentina S.A. as Issuer and The Bank of New York as Trustee, Registrar, Paying Agent and Transfer Agent (incorporated by reference to Telecom’s report on Form 6-K dated January 27, 2006).

2(b).3

First Supplemental Indenture, dated as of March 27, 2006, between Telecom Argentina S.A. as Issuer and The Bank of New York as Trustee, Registrar, Paying Agent and Transfer Agent for Series A Notes due 2014 and Series B Notes due 2011 (incorporated by reference to Telecom’s report on Form 6-K dated April 12, 2006).

2(b).4

Indenture dated December 22, 2005 between Telecom Personal S.A. as Issuer, JPMorgan Chase Bank, N.A. as Trustee, Co-Registrar, New York Paying Agent and New York Transfer Agent, JPMorgan Bank Luxembourg S.A. as Luxembourg Paying Agent and Transfer Agent, Banco Río de la Plata S.A., as Argentina Paying Agent and Transfer Agent and Registrar and JPMorgan Chase Bank N.A., Sucursal Buenos Aires, as Trustee’s Representative*

8.1	List of subsidiaries (incorporated by reference to Telecom Argentina S.A.’s Annual Report filed on Form 20-F for 2005).
11.1	Code of Business Conduct and Ethics of Nortel (incorporated by reference to Nortel’s annual report on Form 20-F for 2004 dated June 29, 2005).
11.2	Code of Business Conduct and Ethics of Nortel (English translation)(incorporated by reference to Nortel’s annual report on Form 20-F for 2004 dated June 29, 2005).
12.1	Certification of the General Manager and Sole Officer of Nortel Inversora S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
13(a)	Certification of the General Manager and Sole Officer of Nortel Inversora S.A. pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
15(a)

Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina—Inversiones S.L., dated September 9, 2003. (incorporated by reference to Exhibit 4.3 to Nortel’s Annual Report on Form 20-F for 2003).

15(b)	Annual Report on Form 20-F, dated June 30, 2006, for the year ended December 31, 2005, of Telecom Argentina S.A. filed by Telecom (No. 1-13464).

*                    Pursuant to Instruction 1(b)(i) to Item 19 of Form 20-F, we undertake to furnish this document upon request of the Commission.

**             Our General Manager and Sole Officer acts as both the principal executive officer and principal financial officer.

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

Dated: June 30, 2006

NORTEL INVERSORA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

NORTEL INVERSORA S.A.

Consolidated Financial Statements as of December 31, 2005 and December 31, 2004 and for the years ended December 31, 2005, 2004 and 2003

$ : Argentine peso

US$ : U.S. dollar

$3.032 = US$1 as of December 31, 2005

NORTEL INVERSORA S.A.

NORTEL INVERSORA S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nortel Inversora S.A.

1.               We have audited the accompanying consolidated balance sheets of Nortel Inversora S.A. and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

3.               As indicated in Note 3.c), effective March 1, 2003, the Company has discontinued the restatement of the financial statements into constant currency, as required by a resolution issued by the Comisión Nacional de Valores (CNV). Since generally accepted accounting principles in Argentina require companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles in Argentina. This effect is no longer material to the consolidated financial statements of the Company as of December 31, 2005 and for the year then ended.

4.               In our opinion, except for the effects on the 2004 and 2003 financial statements for not adjusting for the effects of inflation as described in the preceding paragraph, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Argentina.

5.               Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F regarding the application of accounting for the effects of inflation. Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements. The effect of not accounting for the effects of inflation through September 30, 2003 is material to the information presented for all periods.

Buenos Aires, Argentina
March 9, 2006 (except as to
Note 15 to the consolidated
financial statements, for which the
date is June 28, 2006).

PRICE WATERHOUSE & CO. S.R.L.

By	/s/ Juan C. Grassi (Partner)
Juan C. Grassi

NORTEL INVERSORA S.A.

Consolidated Balance Sheets as of December 31, 2005 and 2004

(In millions of Argentine pesos - see Note 3.c)

	As of December 31,
	2005	2004

ASSETS
Current Assets
Cash and banks	$46	$32
Investments, net	604	3,640
Accounts receivable, net	705	612
Other receivables	86	84
Inventories, net	104	79
Other assets	5	3
Total current assets	1,550	4,450
Non-Current Assets
Other receivables, net	269	219
Investments	2	2
Fixed assets, net	5,959	6,895
Intangible assets, net	764	773
Other assets, net	21	-
Total non-current assets	7,015	7,889
TOTAL ASSETS	$8,565	$12,339

LIABILITIES
Current Liabilities
Accounts payable	$834	$514
Debt	905	9,434
Salaries and social security payable	104	79
Taxes payable	224	154
Other liabilities	31	23
Contingencies	110	30
Total current liabilities	2,208	10,234
Non-Current Liabilities
Debt	3,996	1,219
Salaries and social security payable	30	33
Taxes payable	92	5
Other liabilities	78	69
Contingencies	247	214
Total non-current liabilities	4,443	1,540
TOTAL LIABILITIES	$6,651	$11,774
Minority interest	872	257
Foreign currency translation adjustments	31	24
SHAREHOLDERS’ EQUITY	$1,011	$284
TOTAL LIABILITIES, MINORITY INTEREST, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$8,565	$12,339

The accompanying notes are an integral part of these consolidated financial statements.

NORTEL INVERSORA S.A.

Consolidated Statements of Income
for the years ended December 31, 2005, 2004 and 2003

(In millions of Argentine pesos, except per share data in Argentine pesos - see Note 3.c)

	Years ended December 31,
	2005	2004	2003

Net sales	$5,718	$4,494	$3,753
Cost of services	(3,704)	(2,968)	(2,643)
Gross profit	2,014	1,526	1,110
General and administrative expenses	(251)	(232)	(222)
Selling expenses	(1,261)	(897)	(784)
Operating income	502	397	104
Equity gain (loss) from related companies	7	(2)	2
Financial results, net	(306)	(1,172)	55
Other expenses, net	(166)	(71)	(167)
Gain on debt restructuring, net	1,424	209	376
Net income (loss) before income tax and minority interest	1,461	(639)	370
Income tax, net	(122)	(27)	7
Minority interest	(612)	305	(180)
Net income (loss)	$727	$(361)	$197
Net income (loss) per ordinary share	66.49	(37.37)	16.23

The accompanying notes are an integral part of these consolidated financial statements.

NORTEL INVERSORA S.A.

Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2005, 2004 and 2003

(In millions of Argentine pesos - see Note 3.c)

	Shareholders’ contributions					Unappropriated results
	Capital Stock
Concept	Common stock	Preferred shares	Inflation adjustment to capital stock	Share issue premiums(1)	Total	Legal reserve	Retained earnings/ (Accumulated deficit)	Total	Total Shareholders’ equity
Balances as of January 1, 2003	53	25	125	896	1,099	162	(813)	(651)	$448
Net income	-	-	-	-	-	-	197	197	197
Balances as of December 31, 2003	53	25	125	896	1,099	162	(616)	(454)	$645
Net loss	-	-	-	-	-	-	(361)	(361)	(361)
Balances as of December 31, 2004	$53	25	125	896	1,099	162	(977)	(815)	$284
Net income	-	-	-	-	-	-	727	727	727
Balances as of December 31, 2005	$53	25	125	896	1,099	162	(250)	(88)	$1,011

(1)     Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes are an integral part of these consolidated financial statements.

Oscar Carlos Cristianci President

NORTEL INVERSORA S.A.

Consolidated Statements of Cash Flows
for the years ended December 31, 2005, 2004 and 2003

(In millions of Argentine pesos - see Note 3.c)

	Years ended December 31,
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$727	$(361)	$197
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	57	63	12
Depreciation of fixed assets	1,454	1,552	1,768
Amortization of intangible assets	44	94	109
Equity (gain) loss from related companies	(7)	2	(2)
Consumption of materials	58	54	39
Fixed assets disposal	11	4	9
Provision for commissions	86	25	1
Provision for contingencies	88	24	90
Holdings results on inventories	14	6	5
Interest and other financial results on loans	70	1,406	32
Other income, net	-	(7)	(1)
Gain on debt restructuring	(1,424)	(209)	(376)
Income tax	111	27	(7)
Minority interest	612	(305)	180
Net increase in assets	(170)	(205)	(355)
Net increase in liabilities	234	26	320
Total cash flows provided by operating activities	1,965	2,196	2,021
CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(548)	(461)	(162)
Intangible asset acquisitions	(33)	(12)	(6)
Proceeds for the sale of fixed assets and equity investments	13	4	3
Decrease (increase) in investments not considered as cash and cash equivalents.	655	(382)	(180)
Total cash flows provided by (used in) investing activities	87	(851)	(345)
CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	1,236	-	-
Payment of debt	(4,684)	(471)	(11)
Repurchase of debt	-	-	(422)
Payment of interest and debt-related expenses	(944)	(154)	(347)
Total cash flows used in financing activities	(4,392)	(625)	(780)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,340)	720	896
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	2,950	2,230	1,334
CASH AND CASH EQUIVALENTS AT YEAR END	$610	$2,950	$2,230

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Oscar Carlos Cristianci President

NORTEL INVERSORA S.A.

Index to the Notes to the Consolidated Financial Statements

(Notes 1 to 17 to the Consolidated Financial Statements are in millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

Note		Page
1	The Company and its operations	F-6
2	Regulatory framework of the Telecom Group	F-6
3	Preparation of financial statements	F-10
4	Summary of significant accounting policies	F-13
5	Breakdown of the main accounts	F-21
6	Supplementary cash flow information	F-24
7	Related party transactions	F-25
8	Debt of the Telecom Group	F-27
9	Shareholders’ equity	F-35
10	Income tax	F-39
11	Commitments and contingencies	F-41
12	Segment information	F-43
13	Selected consolidated quarterly information (unaudited)	F-47
14	Unconsolidated information	F-47
15	Differences between Argentine GAAP and US GAAP	F-48
16	Other financial statement information	F-62
17	Subsequent events	F-68

NORTEL INVERSORA S.A.

1.       The Company and its operations

a)  Nortel Inversora S.A. (“The Company or Nortel”) was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina or Telecom”) which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom Argentina was awarded a non-expiring license to operate in the northern region of Argentina and began operations on November 8, 1990 (the “Transfer Date”).

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

b)  Telecom Argentina and together with its subsidiaries, (the “Telecom Group”) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in Telecom Argentina’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of Telecom Argentina, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of Telecom Argentina to Telecom Argentina S.A. Accordingly, Telecom Argentina amended its by-laws to effect this change in accordance with the prior approval obtained from the SC and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Telecom Group provides telecommunication services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Telecom Group also provides wireless telecommunication services in Argentina and Paraguay.

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

In this context, the Department of Communications (“SC”) provided for a transition period, which ended on October 10, 1999. As from such date, the Telecom Group began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2.       Regulatory framework of the Telecom Group

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The SC has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

NORTEL INVERSORA S.A.

2.       Regulatory framework of the Telecom Group (continued)

The principal features of the regulatory framework have been created by:

-                    The Privatization Regulations, including the List of Conditions;

-                    The Transfer Agreement;

-                    The Licenses granted to Telecom Argentina and its subsidiaries;

-                    The Tariff Agreements; and

-                    Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

(b) Licenses granted as of December 31, 2005

As of December 31, 2005, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

-       Local fixed telephony;

-       Public telephony;

-       Domestic and international long-distance telephony;

-       Domestic and international point-to-point link services;

-       Domestic and international telex services;

-       Value added services, data transmission, videoconferencing and broadcasting signal services; and

-       Internet access.

As of December 31, 2005, Telecom Argentina’s subsidiaries have been granted the following licenses:

-       Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

-       Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

-       the interruption of all or a substantial portion of service;

-       the serious non-performance of material obligations;

-       the modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

-       any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

-       the reduction of the Company’s interest in Telecom Argentina to less than 51%, or the reduction of the Company’s original shareholders’ interest in the Company to less than 51%, in either case without prior approval of the regulatory authorities;

-       the assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the regulatory authority; and

-       Telecom Argentina’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

-       repeated interruptions of the services;

-       any transfer of the license and/or the related rights and obligations, without the prior approval of the regulatory authority;

-       any encumbrance of the license;

-       the voluntary insolvency proceedings or bankruptcy of Personal and,

-       the liquidation or dissolution of Personal, without the prior approval of the regulatory authority.

Nucleo’s licenses are revocable mainly in the case of:

-       interruption of services;

-       the bankruptcy of Nucleo and,

-       non-compliance with certain obligations.

NORTEL INVERSORA S.A.

2.          Regulatory framework of the Telecom Group (continued)

(c) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“U.S. C.P.I.”). These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, which provided, among other aspects, for the following:

-                    The pesification of tariffs;

-                    The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

-                    The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

-                    The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

-                    The overall impact of tariffs for public services on the economy and income levels;

-                    Service quality and investment plans, as contractually agreed;

-                    The customers’ interests and access to the services;

-                    The security of the systems; and

-                    The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on Telecom Argentina’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created a “special unit” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. In December 2004, the Argentine Government enacted Law No. 25,972 pursuant to which this term was extended through December 31, 2005. In January 2006, the Argentine Government enacted Law No. 26,077 pursuant to which this term was extended through December 31, 2006.

In May 2004, Telecom Argentina signed a Letter of Understanding with the Argentine Government pursuant to which Telecom Argentina committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom Argentina expected to conclude before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Telecom Argentina has fulfilled its commitments; however, the Argentine Government has not made a specific offer with regard to the renegotiation of the tariffs.

NORTEL INVERSORA S.A.

2.       Regulatory framework of the Telecom Group (continued)

(d) Universal Service (“SU”) Regulation

The SU regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues to the SU fund. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation establishes a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the SU fund and the development of specific SU programs. However, material regulations to implement SU programs are still pending.

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance – in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network –, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that efforts should be made in the short term to go on with the initial programs, independently from the HPCM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After more than five years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU – and after four years from the coming into effect of its amendments-, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU, which supplies they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund. In relation to the abovementioned, Telecom decided not to record in its financial statements the net receivable it shall be entitled to when the SU Fund guidelines are issued.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU Fund. As of December 31, 2005, this provision amounted to $61. Personal, as well as the other cellular providers, is currently awaiting the establishment of the SU Fund as well as the guidelines to effect the contributions.

In May 2005, the SC issued Resolution No. 99/05 which prohibits billing and collecting the SU amount. The Resolution also instructs the CNC to (i) notify service providers to reimburse to customers any SU amounts improperly charged through billing and (ii) discontinue such practice immediately.

This resolution was implemented by CNC Resolution No. 2356/05 on July 8, 2005, which required service providers to reimburse customers the previously billed SU amounts during a 90-day period. On August 9, 2005, Personal filed an injunction against Resolution No. 2,356/05.

After the 90-day period and due to the fact that the SC had not ruled on the injunction, on October 11, 2005, Personal requested the CNC (i) to extend the reimbursement period, (ii) to issue more precise guidelines for the implementation of the resolution and (iii) to rule on the injunction.

On October 12, 2005, the SC issued Resolution No. 301/05 which:

a)              rejected the claims filed by Personal and the other cellular operators.

b)    nullified CNC Resolution No. 2,356/05; and

c)              instructed the CNC to order cellular providers to discontinue charging SU Fund amounts to customers and demanded reimbursement.

NORTEL INVERSORA S.A.

2.       Regulatory framework (continued)

On October 25, 2005, the CNC requested that Personal:

a)              discontinue billing SU amounts to customers;

b)             reimburse all collected SU amounts within 15 working days, plus interest (applying the same rate used for overdue invoices from customers);

c)              identify the reimbursed amounts in the invoices; and

d)             file within 40 working days following the period stated in b) above certain information to the regulatory authority for the verification of the reimbursements.

Personal’s management, together with its legal counsels, believes that it has solid legal grounds to appeal these resolutions. However, considering the situation, management decided to reimburse the SU amounts billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal will reimburse the SU amounts as mandated by the resolutions, it will not surrender any of its rights to consider the resolutions as illegitimate and without merit. A reserve amounting to $25 has been established to cover these reimbursements.

On November 16, 2005, Personal filed a request with the CNC for the extension of the reimbursement period. Such extension was granted for 30 working days on January 25, 2006.

However, in January 2006, Personal began reimbursing its active post-paid customers all previously billed SU amounts plus interest, and is in the process of reimbursing the SU amounts billed to its former and inactive post-paid customers.

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

On December 29, 2005 and January 26, 2006, the CNV approved, with certain amendments, Resolution CD No. 93/05 issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), which establishes new accounting and disclosure standards under Argentine GAAP. These standards will be effective for the Company as from January 1, 2006. Following is a brief summary of the most significant provisions of the new accounting pronouncements which affect the Company:

“Impairment of Long-lived Assets”

In August 2005, the CPCECABA issued Resolution CD No. 93/05 which introduces certain amendments to the calculation of the impairment of long-lived assets. Currently, under Argentine GAAP, the Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset are separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Under the new standard, the carrying value of a long-lived asset will be considered impaired when the expected discounted cash flows from such asset are less than its carrying value. The Company estimates that the adoption of this new standard will not have a material effect on the Company’s financial position and results of operations.

“Disclosure of Foreign Currency Translation Adjustments”

In August 2005, the CPCECABA issued Resolution CD No. 93/05 which required disclosure of the adjustments resulting from foreign currency translation as a component of equity. Currently foreign currency translation adjustments are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet. Foreign currency translation adjustments amount to $31 as of December 31, 2005.

NORTEL INVERSORA S.A.

3.       Preparation of financial statements (continued)

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

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 14 for a description of certain condensed unconsolidated information).

The Company owns 54.74% of the capital stock and voting rights of Telecom Argentina.

A description of Telecom Argentina’s subsidiaries with their respective percentage of capital stock owned by Telecom Argentina is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of December 31, 2005(i)
Voice, data and Internet	Telecom Argentina USA	100.00%
	Micro Sistemas (ii)	99.99%
Wireless	Personal	99.99%
	Nucleo	67.50%
	Cable Insignia S.A. (“Cable Insignia”) (iii)	75.00%
Directories publishing	Publicom S.A. (“Publicom”)	99.99%

(i)       Percentage of equity interest owned has been rounded.

(ii)      Dormant entity at December 31, 2005.

(iii)               Dormant entity. In process of liquidation.

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

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”) CPCECABA, approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 – February 2003	119.73
January 2002 – September 2003	115.03

NORTEL INVERSORA S.A.

3.       Preparation of financial statements (continued)

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP.

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the years ended December 31, 2005, 2004 and 2003 as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As of and for the year ended December 31, 2005
	As restated through September 30, 2003(*)	As reported(**)	Effect
	(I)	(II)	(I) — (II)
Total assets	8,474	8,565	(91)
Total liabilities	6,651	6,651	-
Minority interest and foreign currency translation adjustments	862	903	(41)
Shareholders’ equity	961	1,011	(50)

Net income	737	727	10

	As of and for the year ended December 31, 2004
	As restated through September 30, 2003(*)	As reported(**)	Effect
Total assets	12,229	12,339	(110)
Total liabilities	11,774	11,774	-
Minority interest and foreign currency translation adjustments	231	281	(50)
Shareholders’ equity	224	284	(60)

Net (loss) income	(349)	(361)	12

	As of and for the year ended December 31, 2003
	As restated through September 30, 2003(*)	As reported(**)	Effect
Total assets	12,152	12,284	(132)
Total liabilities	11,057	11,057	-
Minority interest and foreign currency translation adjustments	522	582	(60)
Shareholders’ equity	573	645	(72)

Net income	134	197	(63)

(*)  As required by Argentine GAAP.

(**) As required by CNV resolution.

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

The statement of cash flows has been prepared using the indirect method.

(g) Concentration of credit risk

The Telecom Group’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Telecom Group’s investment policy limits its credit exposure to any one issuer/obligor.

The Telecom Group’s customers include numerous corporations. The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,625,000 (unaudited) at December 31, 2005, 3,484,000 (unaudited) at December 31, 2004 and 3,361,000 (unaudited) at December 31, 2003 and wireless customer lines excluding prepaid lines (Argentina and Paraguay combined), were 2,233,000 (unaudited) at December 31, 2005, 1,098,000 (unaudited) at December 31, 2004 and 562,000 (unaudited) at December 31, 2003.

NORTEL INVERSORA S.A.

3.             Preparation of financial statements (continued)

The Telecom Group provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(h) Earnings per share

The Company calculates net income (loss) per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net income (loss), less the dividends corresponding to the Class “A” and Class “B” preferred shares.

Additionally, the Company informs the reconciliation between the net income (loss) in the statements of income and the net income (loss) used to calculate the earning per ordinary share:

	Years ended December 31,
	2005	2004	2003
Net income (loss) in the statements of income	$727	$(361)	$197
Less: Results corresponding to Class “A” and Class “B” preferred shares	(373)	162	110
Total results used to calculate earning per ordinary share.	$354	$(199)	$87

4.       Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”, as amended by CPCECABA. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, as amended by CPCECABA, financial statements of foreign entities are translated using year-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as Foreign currency translation adjustments,a separate line item between the liability and equity sections of the balance sheet.

(b) Revenue recognition

The Telecom Group’s principal sources of revenues by reportable segments are:

Voice, data and Internet services

- Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in accounts payable.

NORTEL INVERSORA S.A.

4.       Summary of significant accounting policies (continued)

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

- Data transmission and Internet services:

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission and Internet connectivity services, including dial-up and broadband, dedicated lines, private networks, broadcasting signal transport and videoconferencing services. These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services segment

The Telecom Group provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”) and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

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

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss. During the years ended December 31, 2005, 2004 and 2003, net foreign currency transaction gains or losses were a gain of $405, a loss of $460, and a gain of $631, respectively.

NORTEL INVERSORA S.A.

4.       Summary of significant accounting policies (continued)

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs to fixed assets accordingly..

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

The net carrying value of these capitalized costs was $314 as of December 31, 2005 and $443 as of December 31, 2004.

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at year-end.

As mentioned in Note 3.g, the Telecom Group provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

(f) Other receivables and payables in currency not included in (e) above (except for deferred tax assets and liabilities and retirement benefits)

Other receivables and payables not included in (e) above (except for deferred tax assets and liabilities and retirement benefits), are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at year end.

(g) Investments

Time deposits are valued at their cost plus accrued interest at year end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

Telecom Argentina has investments in certain government bonds which are carried at market value. Certain bonds had been classified as held-to-maturity as Telecom Argentina’s management had the intent and ability to hold those securities to maturity. Such securities were recorded at amortized cost, subject to impairment evaluation as of December 31, 2004.

Telecom Argentina had certain equity interests in unconsolidated companies, representing from 0.15% to 5.75% of the capital stock in such companies as of December 31, 2004. These investments had been accounted for at the lower of cost or realizable value.

(h) Inventories, net

Inventories are stated at replacement cost, which, does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

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

(i) Other assets, net

Buildings held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.) which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost and deferred until the related directories are distributed.

4.             Summary of significant accounting policies (continued)

(j) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

As of the date of these financial statements, Telecom has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 2.7% of the total transferred buildings, representing $17 of net carrying value as of December 31, 2005. Nevertheless, Telecom is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Telecom Group to its fixed asset category, the Telecom Group calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

The Telecom Group capitalizes interest on long-term construction projects. Interest capitalized was $6, $5 and $6 for the years ended December 31, 2005, 2004 and 2003, respectively.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	20
Buildings	11-50
Tower and pole	15
Transmission equipment	7-10
Switching equipment	7-10
Power equipment	10
External wiring	17
Telephony equipment and instruments	6-10
Installations	4-10
Computer equipment	3-5

During the second quarter ended June 30, 2005, independent appraisals helped the Company’s subsidiaries, Personal and Nucleo, to reassess the appropriateness of the useful lives of certain of their fixed assets. As a result of the work, Personal and Nucleo changed the useful lives of their TDMA and GSM networks and certain other network-related assets prospectively as from January 1, 2005. Accordingly, Personal and Nucleo recognized accelerated depreciation of $31 related to these assets.

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

Fixed assets as a whole do not exceed the estimated realizable value (See 4.l) below).

4.             Summary of significant accounting policies (continued)

(k) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

Intangible assets comprise the following:

- Software obtained or developed for internal use

The Telecom Group has capitalized certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended December 31, 2005 and 2004 were not significant. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 6.5 years.

- Debt issue costs

Expenses incurred in connection with the issuance of debt have been deferred and are being amortized under the interest method over the life of the related issuances. As a consequence of the closing of the debt restructuring process and the exchange of debt instruments, the related expenses of Telecom Argentina were fully amortized as of August 31, 2005.

- PCS license

The Telecom Group adopted RT 17, “Overall considerations for the preparation of financial statements”, as amended by CPCECABA, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Telecom Group identified Personal’s PCS licenses as indefinite life intangibles.

- Band B of Paraguay license

The Telecom Group’s Band B license is amortized under the straight-line method over 10 years.

- Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from 2 to 29 years.

- Trademarks

Trademarks are amortized under the straight-line method over 15 years.

(l) Impairment of long-lived assets

The Telecom Group periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Telecom Group when the expected cash flows, undiscounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

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

4.             Summary of significant accounting policies (continued)

In this regard, the Telecom Group has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Telecom Group has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

Based on the foregoing, the Telecom Group considered an impairment charge not to be necessary for its long-lived assets.

(m) Severance indemnities

Severance payments made to employees are expensed as incurred.

(n) Taxes payable

- Income taxes

As per Argentinean Tax Law, the provisions for income taxes in the statements of income for all periods presented have been computed on a separate return basis (i.e., assuming that the Company was not included in a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented. The statutory income tax rate in Paraguay was 20% for the fiscal year ended December 31, 2005 and 30% for the fiscal year ended December 31, 2004 and 2003, respectively.

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

The Telecom Group has utilized a portion of its tax loss carryforwards in the computation of income taxes for the years ended December 31, 2004 and 2003. However, there are remaining tax loss carryforwards as of December 31, 2005. Accordingly, the Telecom Group has determined an additional proportional charge for the year ended December 31, 2005 for the tax on minimum presumed income of $46, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Telecom Group’s tax projections and the 10-year legal expiration term for use of the credit.

- Turnover tax

Under Argentine tax law, companies are subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the years ended December 31, 2005, 2004 and 2003.

(o) Other liabilities

•                  Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

4.             Summary of significant accounting policies (continued)

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Telecom Group does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of December 31, 2005 and 2004.

•                  Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

•                 Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), Telecom Argentina was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court.

The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6%.

(p) Litigation

The Telecom Group, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

(q) Derivatives to compensate future risks or minimized financial costs

Effective January 1, 2002, Telecom Argentina adopted RT 20 issued by the FACPCE, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component between the Liabilities and the Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument are adjusted to fair value through earnings.

While the Convertibility Law was in effect, as part of its risk management strategy, Telecom had used derivative financial instruments to hedge its exposure to foreign exchange rate fluctuations related to Telecom Argentina’s indebtedness not denominated in US dollars in order to reach a “natural hedge” with its income fixed in US dollars. During the fiscal year 2002, due to the end of the Convertibility Law and the suspension of the payments of the financial debt, Telecom Group had to prepay all of these derivative financial instruments that have been designated and recorded as hedge instruments.

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, Telecom entered into two foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. The principal terms and conditions of these contracts are disclosed in Note 8.2.

Considering that Telecom Argentina´s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations (due to the existence of the prepaid terms described in Note 8.2), these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Loss on derivatives”.

Additionally, these instruments were negotiated with institutions and corporations with significant financial capacity; therefore, Telecom Argentina considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

4.             Summary of significant accounting policies (continued)

Telecom Argentina does not enter into derivative contracts for speculative purposes.

(r) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(s) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2005, 2004 and 2003 are shown in Note 16.h. under the line item “Advertising expenses”.

(t) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criteria was used by Personal and Telecom Argentina to account for their respective debt restructurings in November 2004 and August 2005, respectively. In November 2004, Nucleo’s new debt was stated at face value plus contractual interest that did not differ significantly from its fair value at the time of the restructuring.

Additional information is given in Note 8.

(u) Shareholders’ equity

Shareholders’ equity accounts are restated as described in Note 3.c, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

The redeemable preferred shares, whose characteristics are detailed in Note 9, have been valued at nominal value restated as detailed in Note 3.c, and disclosed in the shareholders’ equity, as a consequence of the analysis described below.

At the time of issuance of Class “A” preferred shares, there were no specific domestic standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company recorded such shares in its stockholders’ equity and valued them at their nominal value, restated in constant pesos at each period end, since, based on their issue terms, they were an equity instrument subject to corporate risk.

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

With the adoption of the new accounting standards, the Company’s Management —with it legal counsel’s assistance- made a new analysis of these shares in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares must continue being part of Nortel’s stockholders’ equity.

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

(v) Gain on debt restructuring, net

Due to its materiality, the gain on debt restructuring, net of related expenses, has been included in a separate line item in the statement of income entitled “Gain on debt restructuring, net” (see Note 5.o and Note 8.2).

5.             Breakdown of the main accounts

(a)          Cash and banks

Cash and banks consist of the following:

	As of December 31,2005	As of December 31,2004
Cash	$12	$3
Banks	34	29
	$46	$32

(b)          Investments

Investments consist of the following:

	As of December 31,2005	As of December 31,2004
Current
Time deposits	$559	$3,340
Government bonds, equity investments and mutual funds	45	356
Subtotal	604	3,696
Impairment loss on the Argentina 2004 bond	-	(56)
	$604	$3,640
Non current
2003 Telecommunications Fund	$2	$2
	$2	$2

(c)          Accounts receivable

Accounts receivable consist of the following:

	As of December 31,2005	As of December 31,2004
Current
Voice, data and Internet	$403	$379
Wireless(i)	363	301
Wireless - related parties	4	2
Directories publishing	36	34
Subtotal	806	716
Allowance for doubtful accounts	(101)	(104)
	$705	$612

(i) Includes $26 as of December 31, 2005 and $49 as of December 31, 2004 corresponding to Nucleo’s receivables.

(d)          Other receivables

Other receivables consist of the following:

	As of December 31,2005	As of December 31,2004
Current
Tax credits	$28	$27
Prepaid expenses	24	23
Restricted funds	10	6
Advances to employees	2	2
Derivative	-	9
Other	28	17
Subtotal	92	84
Allowance for doubtful accounts	(6)	-
	$86	$84
Non current
Credit on minimum presumed income tax(i)	$246	$200
Prepaid expenses	12	14
Other tax credits	10	6
Restricted funds	7	4
Other	4	1
Subtotal	279	225
Allowance for doubtful accounts	(10)	(6)
	$269	$219

(i)                Considering the current expiration period (10 years), Telecom Argentina considers the ultimate realization of the credit to be more likely than not based on current projections.

5.             Breakdown of the main accounts (continued)

(e)          Inventories

Inventories consist of the following:

	As of December 31,2005	As of December 31,2004
Wireless handsets and equipment	$113	$82
Allowance for obsolescence	(9)	(3)
	$104	$79

(f)            Other assets, net

Other assets, net consist of the following:

	As of December 31,2005	As of December 31,2004
Current
Buildings held for sale	3	-
Deferred printing cost	$1	$1
Raw materials	2	2
	$6	$3
Allowance for other assets	(1)	-
	5	3
Non current
Buildings held for sale	31	-
Allowance for other assets	(10)	-
	$21	$-

(g)         Accounts payable

Accounts payable consist of the following:

	As of December 31,2005	As of December 31,2004
Current
Suppliers	$679	$443
Deferred revenues	80	46
Agents commissions	37	11
SU reimbursement	25	-
Related parties (Note 7)	13	14
	$834	$514

(h)         Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31,2005	As of December 31,2004
Current
Vacation, bonuses and social security payable.	$84	$58
Special termination benefits	14	16
Other	6	5
	$104	$79
Non current
Special termination benefits	$30	$29
Other	-	4
	$30	$33

(i)            Taxes payable

Taxes payable consist of the following:

	As of December 31,2005	As of December 31,2004
Current
Tax on Universal Service	$61	$39
Turnover tax	46	39
VAT, net	41	32
Income tax, net(i)	30	2
Tax on minimum presumed income, net	9	17
Regulatory fees	8	6
Internal tax	9	5
Other	20	14
	$224	$154
Non current
Deferred tax liabilities (Note 10)	$92	$5

(i)      As of December 31, 2005 corresponds 22 and 8 to Telecom and Nucleo, respectively, and as of December 31, 2004 corresponds 1 and 1 to the Company and Nucleo, respectively.

5.      Breakdown of the main accounts (continued)

(j) Other liabilities

Other liabilities consist of the following:

	As of December 31,2005	As of December 31,2004
Current
Contributions to government programs	$13	$13
Court fee	3	2
Guarantees received	4	3
Other	11	5
	$31	$23
Non current
Deferred revenue on sale of capacity and related services	$32	$34
Asset retirement obligations	21	13
Court fee	15	15
Retirement benefits (Note 15.II.c)	10	7
	$78	$69

(k) Net sales

Net sales consist of the following:

	Years ended
	December 31, 2005	December 31, 2004	December 31, 2003
Voice	$2,404	$2,302	$2,164
Data	150	151	185
Internet	317	265	207
Subtotal	2,871	2,718	2,556
Wireless	2,797	1,733	1,163
Directories publishing	50	43	34
	$5,718	$4,494	$3,753

(l) Equity gain (loss) from related companies

Equity gain (loss) from related companies consists of the following:

	Years ended
	December 31, 2005	December 31, 2004	December 31, 2003
Gain on sale of equity interest in Intelsat Ltd	7	-	-
Nahuelsat	-	(2)	2
	$7	$(2)	$2

(m) Financial results, net

Financial results, net consist of the following:

	Years ended
	December 31, 2005	December 31, 2004	December 31, 2003
Generated by assets
Interest income	$103	$92	$108
Foreign currency exchange (loss) gain	(273)	178	(40)
Impairment loss on the Argentina 2004 Bond	-	(56)	-
Holding losses on inventories	(14)	(6)	(5)
Other	(16)	14	(16)
Total generated by assets	$(200)	$222	$47

5.             Breakdown of the main accounts (continued)

	Years ended
	December 31, 2005	December 31, 2004	December 31, 2003
Generated by liabilities
Interest expense(i)	$(674)	$(747)	$(664)
Loss on discounting of debt	(116)	(21)	-
Less capitalized interest on fixed assets	6	5	6
Foreign currency exchange gain (loss)	761	(638)	720
Loss on derivatives	(83)	-	-
Other	-	7	(54)
Total generated by liabilities	$(106)	$(1,394)	$8
Total financial results	$(306)	$(1,172)	$55

(i)                Includes $82 as of December 31, 2005, $134 as of December 31, 2004 and $72 as of December 31, 2003 corresponding to penalty interests.

(n) Other expenses, net

Other expenses, net consist of the following:

	Years ended
	December 31, 2005	December 31, 2004	December 31, 2003
Termination benefits	$(57)	$(59)	$(75)
Provision for contingencies	(88)	(24)	(90)
Other assets obsolescence	(11)	-	-
SU reimbursement	(11)	-	-
Allowance for obsolescence and other assets	(6)	-	-
Inventories obsolescence	(7)	(1)	-
Other, net	14	13	(2)
	$(166)	$(71)	$(167)

(o) Gain on debt restructuring, net (Note 8)

Gain on debt restructuring consist of the following:

	Years ended
	December 31, 2005	December 31, 2004	December 31, 2003
Discount on principal	$167	$72	$361
Discount on accrued and penalty interest	984	142	49
Gain on discounting of debt	352	41	-
Subtotal before related expenses and income tax	1,503	255	410
Other related expenses	(79)	(46)	(34)
	$1,424	$209	$376

6.             Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of December 31,
	2005	2004	2003	2002
Cash and banks	$46	$32	$27	$53
Current investments	604	3,640	2,454	1,382
Total as per balance sheet	$650	$3,672	$2,481	$1,435
Less:
Items not considered cash and cash equivalents
- “Currency-like bonds”(i)	-	-	-	(36)
- Time deposits with maturities of more than three months	-	(463)	(193)	-
- Government bonds	(40)	(ii)(251)	(58)	(65)
- Equity investments	-	(8)	-	-
Total cash and cash equivalents as shown in the statement of cash flows.	$610	$2,950	$2,230	$1,334

(i)                Corresponds to national and provincial government bonds restricted as to their use for paying commercial and tax obligations in the respective jurisdictions of issuance.

(ii)             Corresponds to the current portion of held-to-maturity investments. In December 2004, includes $23 corresponding to the Argentina 2004 bond, net of impairment loss.

6.                                     Supplementary cash flow information (continued)

Changes in assets/liabilities components:

	Years ended December 31,
	2005	2004	2003
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(2)	$(90)	$(5)
Trade accounts receivable	(118)	(31)	(334)
Other receivables	(1)	(3)	(3)
Inventories	(49)	(81)	(13)
	$(170)	$(205)	$(355)
Net (decrease) increase in liabilities
Accounts payable	$229	$81	$141
Salaries and social benefits payable	22	4	18
Taxes payable	(12)	(47)	178
Other liabilities	8	6	-
Contingencies	(13)	(18)	(17)
	$234	$26	$320

Income taxes paid during the year ended December 31, 2005 amounted to $11. Interest paid during the years ended December 31, 2005, 2004 and 2003, amounted to $944, $154 and $347, respectively.

•      Non-cash investing and financing activities:

	Years ended December 31,
	2005	2004	2003
Acquisition of fixed assets through incurrence of accounts payable	$194	$227	$188
Acquisition of intangible assets through incurrence of accounts payable	-	12	-
Debt issue costs	4	-	-
Capitalized interest on fixed assets	6	5	6
Wireless handsets lent to customers at no cost(i)	3	8	3
Asset retirement obligations	8	3	10
Provision for minimum presumed income tax	47	46	68
Government bonds and tax credits exchanged for tax certificates	-	4	(84)

(i)            Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2005	2004	2003
Government bonds with maturities of more than three months	$213	$(147)	$15
Time deposits with maturities of more than three months	442	(235)	(193)
Contribution to the “2003 Telecommunications Fund”	-	-	(2)
Total cash flows from investments not considered as cash equivalents	$655	$(382)	$(180)

Financing activities components:

	Years ended December 31,
	2005	2004	2003
Debt proceeds (Personal)	$1,236	$-	$-
Payment of Notes (Telecom Argentina)	(3,432)	-	(277)
Payment of bank loans (Telecom Argentina, Personal and Nucleo)	(1,252)	(471)	(156)
Payment of interest on Notes and debt-related taxes and fees (Telecom Argentina and Personal)	(773)	-	(231)
Payment of interest on bank loans (Personal and Nucleo)	(125)	(118)	(52)
Payment of debt restructuring related expenses (Telecom Argentina and Personal)	(46)	(36)	(12)
Payment of interest on fixed assets and inventory financing (Telecom Argentina and Personal)	-	-	(52)
Total financing activities components	$(4,392)	$(625)	$(780)

7.                                     Related party transactions

Related parties are those legal entities or individuals which are related to the Telecom Italia Group or to W de Argentina — Inversiones S.L., other than Sofora or any related company as defined under Law No. 19550, Section 33 (subsidiaries or unconsolidated companies).

7.                                     Related party transactions (continued)

(a) Balances and transactions with related parties

The Telecom Group has transactions in the normal course of business with certain related parties. The following is a summary of the balances and transactions with related parties as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003:

		As of	As of
		December 31, 2005	December 31, 2004
Accounts receivable
Telecom Italia Mobile S.p.A	Roaming	$3	$2
TIM Celular S.A.(a)	Roaming	1	-
		$4	$2
Accounts payable:
Telecom Italia Sparkle S.p.A.(a)	Rights of use	1	12
Telecom Italia Mobile S.p.A.(a)	Fees for services	5	-
Italtel S.A.(a)	Maintenance, mat. and supplies	4	-
Latin American Nautilus USA Inc(a)	International outbound calls	1	-
TIM SUL S.A.(a)	International outbound calls	1	-
La Caja ART S.A.(b)	Insurance	1	-
Telecom Italia S.p.A. Argentine Branch(a)	Fees for services	-	1
Etec S.A.(a)	International outbound calls	-	1
		$13	$14

		Years ended December 31,
	Transaction description	2005	2004	2003
Services rendered:
Related parties as of December 31, 2005
Telecom Italia Sparkle S.p.A.(a)	International inbound calls	$3	$4	$4
Entel S.A. (Bolivia)(a)	International inbound calls	1	1	1
Latin American Nautilus Argentina(a)	International inbound calls	1	-	-
Latin American Nautilus USA Inc(a)	International inbound calls	1	-	-
Telecom Italia Mobile S.p.A.(a)	Roaming	5	4	2
TIM Celular S.A.(a)	Roaming	6	2	-
Corporación Digitel CA(a)	Roaming	1	-	-
Latin American Nautilus(a)	International inbound calls	-	2	1
Former related parties(e)
Golden Lines(c)	International inbound calls	1	1	1
Entel Chile S.A.(c)	International inbound calls	3	10	13
Entel PCS Telecomunicaciones S.A.(c)	Roaming	2	5	4
Total net sales		$24	$29	$26
Services received:
Related parties as of December 31, 2005
Telecom Italia S.p.A. Argentine branch(a)	Fees for services	$(3)	$(3)	$(3)
Telecom Italia S.p.A.(a)	Fees for services	(7)	-	-
Entel S.A. (Bolivia)(a)	International outbound calls	(3)	(4)	(3)
Etec S.A.(a)	International outbound calls	(4)	(3)	(4)
Telecom Italia Sparkle S.p.A.(a)	International outbound calls	(9)	(3)	(3)
Telecom Italia Mobile S.p.A.(a)	Roaming and fees for services	(10)	(1)	(1)
TIM Celular S.A.(a)	Roaming	(3)	-	-
Italtel S.A.(a)	Maintenance, materials and supplies	(1)	-	-
Latin American Nautilus USA Inc.(a)	International outbound calls	(1)	-	-
Latin American Nautilus(a)	International outbound calls and lease of circuits	(1)	(1)	-
Teco Soft Argentina S.A. (in process of liquidation)(a)	Fees for services	-	(3)	(12)
La Caja ART S.A.(b)	Insurance	(3)	(2)	-
Caja de Seguros S.A.(b)	Insurance	(1)	(2)	-
Former related parties(e)
Tel3 S.A.(c)	Fees for services	(8)	(14)	(3)
Entel Chile S.A.(c)	International outbound calls	(3)	(13)	(11)
Golden Lines(c)	International outbound calls	(1)	(1)	(1)
Pirelli Energía Cables y Sistemas de Argentina S.A.(c)	Fees for services	-	(10)	-
Pirelli Telecomunicaciones Cables y Sistemas de Argentina S.A.(c)	Fees for services	-	(4)	-
FCR Argentine branch(d)	Fees for services	-	-	(3)
Sofrecom Argentina S.A.(d)	Fees for services	-	-	(9)
Nahuelsat(c)	Rental expenses	(4)	(8)	(7)
Intelsat Ltd.(c)	Rental expenses	(1)	(3)	(5)
Multibrand (c)	Advertising	-	-	(1)
Total operating costs		$(63)	$(75)	$(66)

7.             Related party transactions (continued)

	Years ended December 31,
	2005	2004	2003
Purchases of fixed assets/intangible assets:
Related parties as of December 31, 2005
Telecom Italia Sparkle S.A.(a)	$18	$24	$-
Italtel S.A. (a)	14	-	-
Italtel S.p.A. (a)	1	-	-
Latin American Nautilus Argentina (a)	1	-	-
Teco Soft Argentina S.A. (in process of liquidation) (a)	-	-	1
Former related parties (e)
Tel3 S.A. (c)	3	4	-
Pirelli Energía Cables y Sistemas de Argentina S.A. (c)	6	-	-
Sofrecom Argentina S.A. (d)	-	-	8
Total fixed assets and intangible assets	$43	$28	$9

(a)          Such companies form part of Telecom Italia Group, a shareholder of the Company.

(b)         Such companies form part of W de Argentina - Inversiones S.L., a shareholder of the Company.

(c)          These companies were a related party before December 31, 2005.

(d)         Such companies had formed part of France Telecom Group, a former shareholder of the Company and were related party until December 2003.

(e)          These entities are no longer related parties at December 31, 2005.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Decree No. 677/01.

As of December 31, 2005, Telecom Argentina had loans outstanding to two officers of Telecom Argentina, totaling $0.4. The annual interest fixed rate for these loans is 6%.

(b) Dissolution of Cable Insignia

Since Cable Insignia has no operations, on April 25, 2003, the Annual Shareholders’ Meeting of Cable Insignia approved the entity’s dissolution. Cable Insignia is currently in process of liquidation.

(c) Sale of the interest in Intelsat Ltd.

In December 2004, the Board of Directors of Telecom Argentina authorized the sale of its equity interest in Intelsat to Zeus Holdings Limited for US$ 5 million. The sale transaction was completed in the first quarter of 2005 generating a gain of approximately $6.

(d) Sale of the interest in Nahuelsat S.A.

In August 2005, Publicom sold its 5.75% equity interest in Nahuelsat S.A. for $0.1.

8.             Debt of the Telecom Group

8.1. The Telecom Group’s short-term and long-term debt

As of December 31, 2005 the Telecom Group’s short-term and long-term debt comprises the following:

	As of	As of
	December 31, 2005	December 31, 2004
Short-term debt:
- Principal:
Notes	$761	$5,353
Bank loans	39	1,177
Fixed assets financing	-	1,475
Subtotal	800	8,005
- Accrued interest	59	1,259
- Derivatives	46	-
- Penalty interest	-	170
Total short-term debt	$905	$9,434
Long-term debt:
- Principal:
Notes	$3,856	$-
Bank loans	386	1,260
Subtotal	4,242	1,260
- Effect on discounting of debt	(277)	(41)
- Derivatives	31	-
Total long-term debt	$3,996	$1,219
Total debt	$4,901	$10,653

8.             Debt (continued)

As further described below, on August 31, 2005, all the outstanding debt of Telecom was restructured. The following table segregates the Telecom Group’s debt by company as of December 31, 2005:

	Telecom	Personal (i)	Nucleo	Eliminations	Consolidated
Restructured debt
• Principal	3,766	1,238	52	(14)	5,042
• Accrued interest	55	4	-	-	59
Subtotal	3,821	1,242	52	(14)	5,101
• Effect on discounting of debt	(277)	-	-	-	(277)
• Derivatives	77	-	-	-	77
Total restructured debt	3,621	1,242	52	(14)	4,901
• Current	819	77	23	(14)	905
• Non current	2,802	1,165	29	-	3,996

(i)                      Includes new debt issued on December 22, 2005, to cancel the outstanding debt restructured on November 20, 2004 (see 8.3.a) below).

8.2. Restructured debt of Telecom Argentina

On August 31, 2005, Telecom Argentina completed its debt restructuring and complied with the terms of the APE, as follows:

1.               Telecom Argentina issued Series A Notes in the following currencies and original principal amounts: $26 million (including CER adjustment), US$105 million, Euro 534 million and Yen 12,328 million. Additionally, Telecom Argentina paid to creditors who received consideration under Option A, $1 million, US$10 million, Euro 43 million and Yen 396 million for accrued interest from January 1, 2004 through August 31, 2005 (based on the nominal amount of Series A Notes at the contractual interest rates).

2.               Telecom Argentina issued US$999 million of Series B Notes under Option B. Additionally, Telecom Argentina paid creditors who received consideration under Option B, US$150 million for accrued interest from January 1, 2004 through August 31, 2005 (based on the nominal amount of Series B Notes at the contractual interest rate).

3.               Telecom Argentina paid US$565 million to creditors who selected or were allocated into Option C. Additionally, Telecom Argentina paid creditors who received consideration under Option C, US$21 million for accrued interest from January 1, 2004 through August 31, 2005 (at an annual rate of 2.28%).

4.               Telecom Argentina made principal payments of US$534 million under the terms of the new Notes consisting of:

a.               mandatory principal payments originally scheduled for October 15, 2004 and April 15, 2005, amounting to US$143 million.

b.              cash reserved but not applied pursuant to Option C (equal to US$98 million) and additional principal prepayments, amounting to US$293 million. Such amount effectively prepaid all principal amortization payments originally scheduled through October 15, 2007, inclusive.

In compliance with the terms of the APE, on October 17, 2005, Telecom Argentina made a mandatory interest payment amounting to US$13 million covering the period August 31, 2005 through October 15, 2005, and an optional principal prepayment amounting to US$78 million. This amount prepaid all principal amortization payments originally scheduled on April 2008.

Pursuant to the terms of the APE, non-participating creditors were entitled to receive consideration in the form of Series A Notes and cash consideration under Option A. Such consideration, plus the payments described above, payable to non-participating creditors is available for collection provided they follow certain collection procedures.

•             New Notes

Terms and conditions

Series A Notes will be due in 2014 and Series B Notes will be due in 2011. Series A Notes and Series B Notes were split into listed and unlisted notes.

Series A-1 Notes are dollar- or euro-denominated listed notes. Series A-2 are dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes are dollar-denominated notes only.

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

8.             Debt (continued)

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

Rating

The new Notes have received a rating of B- by both Standard & Poors International Ratings LLC, Argentine branch and Fitch Ratings.

Covenants

Mandatory prepayments

If Telecom Argentina generates “Excess Cash” as contractually defined and calculated, such Excess Cash generally shall be applied on a semi-annual basis to make payments on the remaining scheduled installments of the debt instruments in direct order of maturity, or, at its option, retire the debt instruments through open market purchases or make a voluntary redemption.

Excess cash shall be measured semi-annually based on the consolidated financial statements of Telecom Argentina (excluding Personal and its subsidiaries) as of June 30 and December 31 of each year, and any excess cash must be applied no later than the due date of the scheduled amortization payments immediately subsequent to each June 30 or December 31, respectively. Based on these financial statements, Telecom Argentina has determined an “excess cash” of $370 (equivalent to US$ 122 million).

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the new Notes will have to be at least two and a half times such distribution payment.

Telecom will make an offer to redeem all outstanding notes, as described in the Indenture, in the case of a change of control.

Also, the Notes may be redeemed at Telecom Argentina’s option, without payment of any premium or penalty, in whole or in part, at any time after the issuance date and prior to the maturity date at the redemption price equal to 100% of the outstanding principal amount thereof (adjusted to take into account any prepayments or repurchases), together with accrued interest, if any, to the date fixed for redemption and any additional amounts.

Negative covenants

The terms and conditions of the new Notes require that Telecom Argentina complies with various negative covenants, including limitations on:

a)                                Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)                               Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless Telecom Argentina meets a specified indebtedness/EBITDA ratio with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and its subsidiaries) of 2.75 to 1, except for certain permitted liens;

c)                                Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, Telecom Argentina cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal.;

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

g)                               Telecom will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

Additional information on the terms and conditions is available at the sites www.sec.gov and www.cnv.gov.ar and in the restructuring section of Telecom Argentina’s website.These websites are not an integral part of these consolidated financial statements.

8.             Debt (continued)

Events of default

The terms and conditions of the new Notes provide for certain events of default as follows:

(i)                                    Failure to pay principal or interest;

(ii)                                 Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom Argentina’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

(iii)                              Any final judgment against Telecom Argentina providing for the payment of an aggregate amount exceeding US$ 20 million;

(iv)                             Any voluntary petition for bankruptcy by Telecom Argentina, special bankruptcy proceedings or out-of-court reorganization agreements and,

(v)                                Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina and/or any of its restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

Should any of the events of default above described occur, with respect to Telecom Argentina or, if applicable, any of its restricted subsidiaries, then Telecom Argentina shall be in default under the new Notes. Telecom Argentina’s default does not trigger an event of default under Personal or Nucleo’s loans. Personal’s default does not trigger an event of default under Nucleo’s loans.

Provided any of the events of default occurs, the creditors (and or their agents or trustees) are entitled, at their option and subject to certain conditions, to demand the principal amount and accrued interest of the relevant debt instrument to be due and payable.

Measurement of the new Notes

The new debt was initially recorded at fair value. Fair value was determined by the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the moment of the debt restructuring (August 31, 2005). Based on the opinion of an external financial expert, the mandatory payments of the restructured debt has been discounted to its present value using a discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes (all tax-free rates for the noteholders, if corresponds).

As a consequence of the closing of Telecom Argentina’s debt restructuring process, Telecom Argentina reduced the face value of its financial debt by $352 as of August 31, 2005, with a charge to Gain on debt restructuring. This gain on discounting of debt will be reversed overtime, up to the maturity of the related debt.

As described in Note 5.o, Telecom Argentina recorded a gain on debt restructuring of $1,503, equal to US$516 million, before related expenses and income tax, as follows:

Equivalent amounts in US$ million	Outstanding debt as of August 31, 2005 (I)	Amounts paid on August 31, 2005 (II)	Discounts (III)	Restructured debt (nominal value)(b) (IV) = (I) - (II) -(III)	Gain on discounting of debt (V)	Book value (VI) = (IV) - (V)
Principal	2,506	(a)(1,099)	(58)	1,349	(121)	1,228
Accrued interest	502	(247)	(255)	-	-	-
Penalty interest	82	-	(82)	-	-	-
	3,090	(1,346)	(395)	1,349	(121)	1,228

(a) Includes an optional payment equal to US$293 million.

(b) Corresponds to the issuance of Notes equal to US$1,883 million, net of a payment of US$534 million.

At the end of 2005, Telecom Argentina has considered new assumptions in the determination of its estimated cash flows available to service the restructured debt, resulting in a loss of $44 included in Financial results, net in the line “Loss on discounting of debt” and a reduction of the Effect on discounting of debt.

8.             Debt (continued)

Main characteristics of the new Notes

The following table shows the outstanding series of Notes as of December 31, 2005:

					Book value at December 31, 2005 (in million of $)
Series	Class	Nominal value (in millions)	Outstanding debt	Maturity date	Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total	Fair value as of December 31, 2005
Listed
A-1	1	US$98	US$82	October 2014	250	3	253	(32)	221	238
A-1	2	Euro 493	Euro 416	October 2014	1,492	16	1,508	(178)	1,330	1,404
B-1	-	US$933	US$490	October 2011	1,486	31	1,517	(4)	1,513	1,504
					3,228	50	3,278	(214)	3,064	3,146
Unlisted
A-2	1	US$7	US$6	October 2014	19	-	19	(2)	17	18
A-2	2	Euro 41	Euro 35	October 2014	124	1	125	(15)	110	116
A-2	3	Yen 12,328	Yen 10,405	October 2014	268	1	269	(46)	223	236
A-2	4	$ 26	$ 23	October 2014	23	-	23	-	23	23
B-2	-	US$66	US$35	October 2011	104	3	107	-	107	106
					538	5	543	(63)	480	499
					3,766	55	3,821	(277)	3,544	3,645

•                  Legal actions brought against Telecom Argentina

1.              Originated by the suspension in the payment of the financial debt

As of the date of these financial statements, eight summary attachment proceedings (juicios ejecutivos) for approximately US$3.8 filed against Telecom by individuals alleging to be holders of Telecom’s outstanding notes had concluded. At December 31, 2005, attachments for said proceedings amount approximately US$0.7 million, and are in the process of being released.

2.              Originated by the “homologation” (judicial approval) of the APE

On October 12, 2005, Telecom requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law. On December 14, 2005, the reviewing court ordered the APE execution, which order was not appealed.

As a consequence of said pronouncement, the injunction enjoining Telecom from disposing of certain of its assets ceased to be in force, holders of the outstanding notes shall have to file new proceedings for collection in case the terms and conditions of the new Notes are not fulfilled and, if such is the case, Telecom shall be authorized to apply the remedies set forth in the Bankruptcy Law if more than a year elapses from the issuance of the resolution of section 59 of the abovementioned law (for example, Telecom Argentina’s voluntary petition for special bankruptcy proceedings - “Concurso Preventivo”- or a new APE reviewing process).

3.              Potential judicial claims by non-participant creditors

Telecom Argentina believes that certain non-participating creditors may file actions in the United States of America against it to seek collection of their original investments. Accordingly, on September 13, 2005, Telecom Argentina filed a petition with the Courts of New York under Section 304 of the U.S. Bankruptcy Law seeking execution of the APE process in the United States. On October 11, 2005, the opposing party in the action, the US Bank N.A. (First Trust of New York), as Trustee of the Indenture, did not object to the execution of the APE process in the United States. However, an alleged creditor, the Argo Fund, filed an action against Telecom’s petition. During December 2005, both parties briefed the Court, and a ruling was granted in favor of Telecom Argentina’s position on February 24, 2006. The final judgment (i) approved the execution of the APE process in the United States, (ii) ruled that the Trustee of the Indenture and the non-participating creditors were bound by the terms of the APE process and (iii) ruled that the restructured notes were extinguished by law and had to be settled. The Argo Fund appealed the judgment with the District Court, which is still pending. If Telecom Argentina is granted un unfavorable ruling, it expects that any potential claim from unsecured non-participating creditors will be rejected under Articles 56 and 76 of the Argentine Ley de Concursos, which establishes that the APE is binding to all unsecured creditors outstanding as of the date of submission of the APE process for judicial approval.

8.             Debt (continued)

•                  Derivatives

As indicated in Note 4.q, having successfully completed its debt restructuring process, in August and September 2005, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen denominated new Notes. These swap agreements establish, among other typical provisions for this type of transaction, the early termination provision without any payment obligation by either party, in the event that (i) Telecom Argentina fails to pay certain of its obligations, (ii) certain of Telecom Argentina’s obligations are accelerated, (iii) Telecom Argentina repudiates or declares a moratorium with respect to certain of its obligations, (iv) Telecom Argentina restructures certain of its obligations in a certain way, or (v) Telecom Argentina becomes insolvent or bankrupt or is subject to in-court or out-of-court restructuring or a voluntary and/or involuntary bankruptcy proceeding. These hedge contracts do not include any collateral.

The nature and detail of the outstanding swap contracts at December 31, 2005 are as follows:

Characteristics of the agreement	Swap in euros	Swap in Yen
- Date of the contract	08.23.05	09.30.05
- Principal swap exchange rate	1.2214 US$/Euro	113.3 Yen/US$
- Principal to receive subject to contract	€431 million	¥9.951 million
- Principal to render subject to contract	US$526 million	US$88 million
- Interest rate to be received in Euro/Yen (*)	4.83% annual	1.93% annual
- Interest rate to be paid in	US$6.90% annual	6.02% annual
- Total principal and interest to be received	€484 million	¥10,442 million
- Total principal and interest to be paid	US$619 million	US$101 million
- Swap estimated market value as of 12.31.05 - liabilities	US$21.9 million	US$3.3 million

(*)  Coincident to the new Notes rates nominated in that currency in such period.

8.3. Restructured debt of the subsidiaries of Telecom

(a) Personal

1. New notes

In September 2005, the Board of Directors of Personal called for a shareholders meeting to create a global program for the issuance of notes (the “Global Program”) to pay down the outstanding notes restructured in 2004. Personal’s objective was to improve its debt profile, by modifying its interest rates and eliminating certain restrictive covenants.

In October 2005, the Ordinary and Extraordinary Shareholders Meeting approved the creation of the Global Program and the issuance of non-convertible unsecured and unsubordinated notes for up to a maximum amount of US$ 500 million or its equivalent in other currencies. The offering of the notes issued under the Global Program and the establishment of the Global Program were authorized by Resolution No. 15,238 of the CNV dated November 10, 2005.

The notes were issued on December 22, 2005, the proceeds of which together with the proceeds from the bank loans (as discussed in 2 below) and available cash were used to fully settle the outstanding principal and interest amount under Series A and Series B issued on November 30, 2004. The amounts paid were approximately US$ 412 million, of which US$ 404 million related to principal and US$ 8 million related to interest.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes. The notes have received international ratings of B- by both Fitch Argentina Calificadora de Riesgo S.A. and Standard & Poor´s International Ratings Ltd., Argentina branch.

8.             Debt (continued)

The following table shows the outstanding series of Notes as of December 31, 2005:

Series	Nominal value (in millions)	Term in years	Maturity date	Annual rate%	Book value as of December 31, 2005	Fair value as of December 31, 2005
1	$ 43	1	December 2006	12.00	43	43
2	$ 87	3	December 2008	(a) 13.78	87	87
3	US$240	5	December 2010	9.25	728	734
		Principal			858	864
		Accrued interest			1	-
		Issue discount and underwriting fees			(7)	-
		Total			852	864

(a) Floating Badlar plus 6.5%. Badlar for the period from issuance through March 22, 2006 is 7.28%. Total interest rate cannot be lower than 10% or higher than 20%.

Personal may, at any time and from time to time, purchase notes at market price in the secondary market.

2. Bank loans

In April 2005, Personal entered into a $13 million loan agreement with a financial institution. The proceeds were used to prepay down principal installments of the Series A and Series B loans. The loan matures in approximately one year.

In July 2005, Personal entered into loan agreements with certain financial institutions aggregating $17 million, the proceeds of which were used to purchase fixed assets. These loans mature between July and September 2006. In November 2005, Personal entered into a US$20 million loan agreement with a financial institution due February 2008. The proceeds of this loan was also used to acquire fixed assets.

On December 22, 2005, Personal entered into two Syndicated loans for an amount of US$ 69 million and $87, respectively.

The following table shows the main characteristics of the syndicated loans as of December 31, 2005:

Loans	Nominal value (in millions)	Term in months	Maturity date	Annual rate%	Book value as of December 31, 2005
Peso Facility
Tranche A	$ 57	18	June 2007	12.20	57
Tranche B	$ 30	24	December 2007	13.10	30
Dollar Facility
Tranche A	US$34.5	18	June 2007	(a) 6.5625	104
Tranche B	US$34.5	24	December 2007	(b) 6.8125	105
			Principal		296
			Accrued interest		1
			Total		297

(a) 3-months LIBOR of 4.5625 plus 2%.

(b) 3-months LIBOR of 4.5625 plus 2.25%.

3. Covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various covenants, including:

✓              in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

✓              in the case of Series 3, if at any time the Leverage Ratio is in excess of 3.00 to 1 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum for the remainder of the time the notes remain outstanding and shall accrue from such dividend payment date at the rate of 9.75% per annum.

The terms and conditions of Personal’s Syndicated loans require that Personal comply with various covenants, including:

❖           Maximum Leverage Ratio: the Leverage Ratio as of the end of the last four quarters shall not be greater than 2.00:1.0 as of December 31, 2005 and shall not be greater than 1.75:1.0 for the quarter ended March 31, 2006 and each quarter ended thereafter;

❖           Interest Coverage Ratio: the Interest Coverage Ratio (Consolidated quarterly EBITDA / accrued interest for quarterly - including amortization issue discount-) for any fiscal quarter shall be included in a range between 1.50 and 3.00 to 1.00 over the life of the loans.

8.             Debt (continued)

4. Negative covenants

The terms and conditions of Personal’s new Notes as well as the terms of the respective Syndicated loans require that Personal comply with various negative covenants, including limitations on:

a)             Incurrence and/or assumption of, and/or permitting to exist in Personal or its restricted subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)            Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed (a) 3.25 to 1, if such indebtedness is incurred prior to December 31, 2006; or (b) 3.00 to 1, if such indebtedness is incurred thereafter;

c)             Making any investments (other than permitted investments) either directly or indirectly through its subsidiaries in any person (individuals or entities);

d)            Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

e)             The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

f)               Sale and leaseback transactions;

g)            Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

5. Events of default

The terms and conditions of Personal’s new Notes as well as the terms of the Syndicated loans of Personal provide for certain events of default as follows:

a)             Failure to pay principal or interest;

b)            Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its restricted subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

c)             Any final judgment against Personal or its restricted subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)            Any voluntary petition for bankruptcy by Personal or its restricted subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)             Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

Should any of the events of default above described occur, with respect to Personal or, if applicable, any of its restricted subsidiaries, then Personal shall be in default under the new Notes and the new loan agreements, as applicable.

Provided any of the events of default occurs, the creditors (and/or their agents or trustees) are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

Additional information on the terms and conditions is available in the respective documents. These documents are not an integral part of these consolidated financial statements.

(b) Nucleo

In November 2004, Nucleo completed the restructuring of its outstanding indebtedness with foreign creditors, under which Nucleo refinanced US$ 59 million in principal amounts maturing on December 27, 2008.

The restructured debt with local creditors (as of December 31, 2005, US$ 2 million) accrues interest at an annual fixed interest rate of 7.125% while the restructured debt with foreign creditors (as of December 31, 2005, US$ 15 million) accrues interest at a variable interest rate of three-month LIBO plus 4.5%.

8.             Debt (continued)

Since contractual rates are commensurate with the risks of the debt instrument and time value of money at the moment of the debt restructuring, the new debt has not been discounted.

During fiscal year 2005, Nucleo made optional prepayments to holders of the new loans for an aggregate amount of US$ 28 million, that were applied to pay the full amount of the scheduled amortization payments on the new loans payable up to December 27, 2007 and a portion of the scheduled amortization payments on the new loans payable up to December 27, 2008 plus the accrued interests as of that dates. Consequently, Nucleo’s outstanding debt as of December 31, 2005, amounted to US$ 17 million with a maturity date on December 27, 2008.

On January 27, 2006, Nucleo made optional prepayments to holders of the new loans for an aggregate amount of US$ 8 million, that were applied to pay the full amount of the scheduled amortization payments on the new loans payable up to June 27, 2008 and a portion of the scheduled amortization payments on the new loans payable up to December 27, 2008. Consequently, Nucleo’s outstanding debt amounted to US$9 million with a maturity dates on December 27, 2008 and March 27, 2009. Additional information is given in Note 17.

9.             Shareholders’ equity

9.1 Of the Company

As of December 31, 2005 total registered, authorized, issued and outstanding shares are as follows:

Capital stock	Subscribed and paid-in
Ordinary shares, $10 nominal value and one vote per share:	53,304,000

Preferred shares, $10 nominal value and one vote per share:
Class “A”	10,624,500
Class “B”	14,704,550
25,329,050

(a) Common stock

On September 9, 2003, the Company was notified of the agreement entered into by the France Telecom Group and W de Argentina — Inversiones S.L., pursuant to which the France Telecom Group sold its stake in Nortel to W de Argentina — Inversiones S.L.

Prior to the consummation of the sale, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interest in Sofora.

Once the transfers of shares related to Sofora were completed, all the common stock of the Company are held by Sofora, whose shareholders are: the Telecom Italia Group, W de Argentina — Inversiones S.L. and the France Telecom Group, each of whom held 50%, 48% and 2%of Sofora’s shares, respectively.

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

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts).

(c) Preferred shares

Classes “A” and “B” preferred shares are ruled by the Argentine laws and are subject to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

9.             Shareholders’ equity (continued)

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

e)              Holders of Class “A” preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 9 of the Terms of Issuance. In the case such right to vote are triggered, each holder of Class “A” preferred shares shall be entitled to cast one vote per share and will vote together with Class “B” preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class “B” preferred shares in the case they are also entitled to vote. The right to vote of Class “A” preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

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

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at December 31, 2005, before and after of Decree No.214/02 are as follows:

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares:
a)Par value	11	11
1.Amount calculated according to the issue terms:
Non declared and non paid redemption corresponding to fiscal year 2001	55	95
Non declared and non paid redemption corresponding to fiscal year 2002	55	95
Non declared and non paid redemption corresponding to fiscal year 2003	55	95
Non declared and non paid redemption corresponding to fiscal year 2004	55	95
Redemption corresponding to fiscal year 2005 and thereafter	97	165
	317	545
Non declared and non paid preferred dividends:
Corresponding to fiscal year 2001	19	32.6
Corresponding to fiscal year 2002	19	32.6
Corresponding to fiscal year 2003	19	32.6
Corresponding to fiscal year 2004	19	32.6
Corresponding to fiscal year 2005	19	32.6
	95	163
	412	708

9.             Shareholders’ equity (continued)

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

c)              Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 9 of the Terms of Issuance. In the case such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d)             Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the  shares of common stock held by Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At December 31, 2005, the ratio has exceed 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No.12056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

•            Voting right for Class “A” and Class “B” preferred shareholders

The Class “A” preferred shares holders are entitled to vote from April 25, 2002, considering that the Company did not pay the preferential base dividend corresponding to the fiscal year ended December 31, 2001, neither the subsequent fiscal years.

Additionally, as Telecom Argentina has exceeded the ratio of 1.75 that represents the total liabilities/shareholder’s equity (according to section “F”, clause 9 of the issuance terms and conditions of Class “B” preferred shares) from September 13, 2002, the Class “B” preferred shares holders are entitled to vote too, according to the issuance terms and conditions applicable to this class of shares. From fiscal year 2002 the voting right has been exercised jointly for both classes of shareholders, through the election of a regular director and an alternate director.

(d) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law and the CNV provisions, if at the annual shareholders’ meeting, a company’s accumulated losses have absorbed its reserves and at least 50% of the adjusted share capital, a company is required to reduce its capital stock.

The requirements of section 206 had been temporarily suspended by some governmental decrees until December 10, 2005.

Since the Company reported significant accumulated losses for the year ended December 31, 2004, which absorbed the Company’s reserves and significantly reduced its shareholders’ equity, the Company qualified for mandatory reduction of capital as of June 30, 2005. This situation was not maintained as of December 31, 2005.

9.             Shareholders’ equity (continued)

9.2.         Of Telecom Argentina

(a) Common stock

At December 31, 2005, Telecom Argentina has 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock, 436,413,941 shares of $1 par value Class B Common Stock and 45,932,738 shares of $1 par value Class C Common Stock. Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Telecom Argentina’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only a portion of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

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

(b) Restrictions on distribution of profits

Telecom Argentina is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of the company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts).

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

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of Telecom Argentina approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

In September 2002, the Trustor requested Telecom Argentina to take all necessary actions in order to effect the conversion of the shares held in the Trust which had been released from the injunction, to Class B shares.

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

In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for elections in order to establish the Executive Committee of the PPP. The Meeting held on September 6, 2005, established this Committee with the purpose of the release of the injunction against 40,093,990 shares held in the Trust, in order to effect the conversion to Class B shares.

9.             Shareholders’ equity (continued)

(d) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law and CNV resolutions, if at the annual shareholders’ meeting, a company’s accumulated losses have absorbed its reserves and at least 50% of its adjusted share capital, a company is required to reduce its capital stock.

The requirements of section 206 were temporarily suspended by governmental decrees until December 10, 2005.

Since Telecom Argentina reported significant accumulated losses for the year ended December 31, 2005, which absorbed Telecom Argentina’s reserves and significantly reduced its shareholders’ equity, Telecom Argentina qualified for mandatory reduction of its capital stock. Accordingly, the Board of Directors will propose to the shareholders that they vote to absorb Telecom Argentina’s legal reserve for an amount of $277 and a portion of the inflation adjustment of common stock for an amount of $356 in order to remediate this situation.

This absorption does not affect the total Shareholders’ equity and only represents a qualitative variation.

10.          Income tax

Income tax (expense) benefit for the years ended December 31, 2005, 2004 and 2003 consists of the following:

	Years ended December 31,
	2005	2004	2003
Current tax expense	$ (i) (35)	$(2)	$-
Deferred tax (expense) benefit	(502)	223	(112)
Valuation allowance	415	(248)	119
Income tax (expense) benefit	$ (ii) (122)	$ (iii) (27)	$7

(i)                Corresponds $(25) to Telecom Argentina, $(8) to Nucleo and $(2) to Publicom.

(ii)             Corresponds $(219) to Telecom Argentina, $104 to Personal, $(4) to Nucleo and $(3) to Publicom.

(iii)          Corresponds $(1) to the Company, $(2) to Publicom, $(6) to Personal and $(18) to Nucleo.

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

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2005						As of December 31,
	Telecom	Personal	Núcleo	Publicom	Nortel	Total	2004

Tax loss carryforwards	$780	$192	$-	$2	$2	$976	$1,573
Foreign exchange gains and losses	63	17	-	-	-	80	161
Allowance for doubtful accounts	43	22	-	2	-	67	78
Provision for contingencies	71	52	-	4	-	127	82
Other deferred tax assets	50	9	-	-	-	59	241
Total deferred tax assets	1,007	292	-	8	2	1,309	2,135
Fixed assets	(145)	(65)	2	-	-	(208)	(293)
Inflation adjustments(i)	(780)	(129)	(4)	-	-	(913)	(1,152)
Total deferred tax liabilities	(925)	(194)	(2)	-	-	(1,121)	(1,445)
Subtotal deferred tax assets (liabilities)	82	98	(2)	8	2	188	690
- Valuation allowance	(276)	-	-	(2)	(2)	(280)	(ii)(695)
Net deferred tax assets (liabilities) As of December 31, 2005	$(194)	$98	$(2)	$6	$-	$92
Net deferred tax assets (liabilities) As of December 31, 2004	$-	$(6)	$(6)	$7	$-		$(5)

(i)                Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

(ii)             Corresponded to Telecom.

10.          Income tax (continued)

Income tax (expense) benefit for the years ended December 31, 2005, 2004 and 2003 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Years ended December 31,
	2005	2004	2003
Income tax (expense) benefit at statutory income tax rate on pretax income (loss)	$(511)	224	$(130)
Non taxable items	(1)	(3)	16
Tax payable(i)	(25)	-	-
Change in valuation allowance	415	(248)	121
Income tax (expense) benefit	$(122)	(27)	$7

(i)                Includes $(24) for National Fiscal Court’s unfavorable resolutions to Telecom corresponding to periods prior to 2005.

As of December 31, 2005, the Company has accumulated operating tax loss carryforwards of approximately $976. The following table details the operating tax loss carryforwards segregated by company and expiration date:

Expiration year	Nortel	Telecom Argentina	Publicom	Personal	Total consolidated
2007	1	748	-	159	908
2008	1	-	2	-	3
2009		32	-	-	32
2010	-	-	-	33	33
Total	2	780	2	192	976

Decree No. 2,568/02 of the Argentine Government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was to be considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was to be deducted entirely for income tax purposes in fiscal year 2002. However, the Telecom Group and its tax advisors had interpreted the Decree to require the entire amount ($3.37 minus $1) to be deducted for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company and the Telecom Group provide a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on a number of factors, including the Argentine Government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Telecom Group anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a portion of its deferred tax assets that, as of December 31, 2005, a valuation allowance for an amount of $276 has been provided for Telecom Argentina’s related deferred tax assets. Nortel also has recorded a valuation allowance for its deferred tax assets.

Impact of inflation adjustments on fixed assets

Under Argentine GAAP, there are currently two approaches to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements.

Under one approach, the FACPCE, in line with IFRS and US GAAP, reached a consensus that when preparing financial statements restated for general price-level changes, temporary differences under RT 17 are determined based on the difference between the price-level restated amount of assets reported in the financial statements and the related tax basis amounts. Accordingly, following the guidelines of RT 17 and related interpretations, the Telecom Group has treated the differences between the tax basis and indexed book basis of non-monetary items as temporary from year 2002.

Under a second approach, the CPCECABA reached a consensus that differences between the tax basis and the related indexed amounts of fixed assets would be considered permanent rather than temporary differences.

In order to comply with applicable rules and regulations, in May 2003, the Telecom Group consulted with the CNV and requested the regulatory authority to issue a statement on the subject, so as to permit the Telecom Group to give proper accounting effect in these financial statements. As of the date of these financial statements, the CNV has not yet addressed the issue.

10.          Income tax (continued)

In August 2005, the CPCECABA approved the RT and related interpretations issued by the FACPCE. The CPCECABA resolution permits entities who have recorded the difference between the tax basis and the indexed amounts of fixed assets as permanent to (i) continue treating the difference as permanent or (ii) treating the difference as temporary. Entities who have originally recorded the difference between the tax basis and the indexed amounts of fixed assets as temporary are not allowed the optional treatment. CNV Resolutions No. 485/05 and 487/06 adopted the new accounting standard which will be effective for the Telecom Group as from January 1, 2006. Since the Telecom Group has treated the difference as temporary, the application of the new accounting standard will not have an impact in the Telecom Group’s financial position or results of operations.

11.          Commitments and contingencies

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

2. The Pliego provide details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom Argentina are as follows:

a)              not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)             not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to such company;

c)              that Telecom Italia and W de Argentina - Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the Pliego, excluding sub-sections h) and n).

(b) Purchase commitments

The Telecom Group has entered into various purchase commitments amounting in the aggregate to approximately $206 as of December 31, 2005, primarily related to the supply of switching equipment, maintenance and repair of public phones, infrastructure agreements, inventory and other service agreements.

(c) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, Telecom Argentina contributed $1.5 at the inception of the Fund. In addition, management announced that it is Telecom’s intention to promote agreements with local suppliers which would facilitate their access to financing.

11.          Commitments and contingencies (continued)

(d) Contingencies

The Telecom Group is a party to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of its business. The Telecom Group has established reserves for an aggregate amount of $305 to cover potential losses under these claims.

In addition, the Telecom Group is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Telecom Group’s management, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Telecom Group’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

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

ENTel and the Argentine Government have agreed to indemnify and hold the Telecom Group harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Telecom Group for these claims through the issuance of treasury bonds. As of December 31, 2005, total claims in these labor lawsuits amounted to $17.

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network. In May 2005, Telecom Argentina was notified of the National Fiscal Court’s unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. Accordingly, in July 2005, Telecom Argentina paid $9.4 in principal and $24.8 in interest.

Under Argentine GAAP, the above referenced payment does not meet the criteria to be recognized as a tax credit. Thus, Telecom Argentina has recorded a charge to income taxes of $9.4 and financial results, net (interest generated by liabilities) of $24.8 in the statement of income.

Telecom Argentina has a contingent receivable against the National Government amounting to $34.2 which Telecom Argentina estimates it would recover through government bonds in the event judicial appeals are sustained in its favor.

Additionally, in December 2001, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes based on the amortization period utilized by Telecom Argentina to depreciate its optic fiber network in Telintar´s submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, as of June 30, 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income.

Telecom Argentina together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments. As of the date of these financial statements, Telecom Argentina appealed the first sentence issued by the National Fiscal Court and plans to appeal the second judgment in the short term.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

11.          Commitments and contingencies (continued)

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

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

Management of the Company believes that none of the matters discussed above will have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

Certain amounts deposited in the Telecom Group’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2005, these restricted funds totaled $15. The Telecom Group has reclassified these balances to other receivables on the Telecom Group’s balance sheet.

12.          Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, Telecom Argentina conducts its business through seven legal entities which represent seven operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. Telecom Argentina manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina Telecom Argentina USA Micro Sistemas(i)
Wireless	Personal Nucleo Cable Insignia(ii)
Directories publishing	Publicom

(i)                Dormant entity at December 31, 2005.

(ii)             Dormant entity. In process of liquidation.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

12.          Segment information (continued)

For the years ended December 31, 2005, 2004 and 2003, more than 90 percent of Telecom Argentina’s revenues were from services provided within Argentina. More than 95% of Telecom Argentina’s fixed assets are in Argentina. Segment financial information was as follows:

For the year ended December 31, 2005

•             Income statement information

	Voice, data and Internet	Wireless			Directories
	(a)	Personal	Nucleo	Subtotal	publishing	Nortel	Total
Services	2,871	2,254	211	2,465	50	-	5,386
Handsets	-	322	10	332	-	-	332
Net sales	2,871	2,576	221	2,797	50	-	5,718

Salaries and social security	(558)	(99)	(14)	(113)	(14)	(1)	(686)
Taxes	(165)	(223)	(6)	(229)	(1)	-	(395)
Maintenance, materials and supplies	(207)	(69)	(10)	(79)	(19)	-	(305)
Bad debt expense	(5)	(22)	(1)	(23)	(1)	-	(29)
Interconnection costs	(144)	-	-	-	-	-	(144)
Cost of international outbound calls	(94)	-	-	-	-	-	(94)
Lease of circuits	(30)	(11)	(7)	(18)	-	-	(48)
Fees for services	(79)	(74)	(5)	(79)	-	(1)	(159)
Advertising	(41)	(100)	(9)	(109)	(2)	-	(152)
Cost of wireless handsets	-	(602)	(11)	(613)	-	-	(613)
Agent commissions and distribution of prepaid cards commissions	(17)	(343)	(26)	(b)(369)	-	-	(386)
Other commissions	(39)	(40)	(1)	(41)	(2)	-	(82)
Roaming	-	(114)	(1)	(115)	-	-	(115)
Charges for termination of calls coming from other cellular operators (“TLRD”)	-	(251)	(20)	(271)	-	-	(271)
Others	(119)	(98)	(19)	(117)	(3)	-	(239)
Operating income (loss) before depreciation and amortization	1,373	530	91	621	8	(2)	2,000
Depreciation of fixed assets	(1,075)	(337)	(41)	(378)	(1)	-	(1,454)
Amortization of intangible assets	(9)	(20)	(15)	(35)	-	-	(44)
Operating income (loss)	289	173	35	208	7	(2)	502
Equity gain from related companies	7	-	-	-	-	-	7
Financial results, net	(117)	(188)	(3)	(191)	2	-	(306)
Other expenses, net	(111)	(52)	1	(51)	(3)	(1)	(166)
Gain on debt restructuring	1,424	-	-	-	-	-	1,424
Net income (loss) before income tax and minority interest	1,492	(67)	33	(34)	6	(3)	1,461
Income tax	(219)	104	(4)	100	(3)	-	(122)
Minority interest	-	-	(8)	(8)	-	(604)	(612)
Net income (loss)	1,273	37	21	58	3	(607)	727

(a)             Includes net sales of $29, operating income before depreciation of $14, operating profit of $13 and net income of $13 corresponding to Telecom Argentina USA. Also includes a net loss of $1 corresponding to Micro Sistemas.

(b)            Includes $276 corresponding to agent commissions ($260 corresponding to Personal and $16 corresponding to Nucleo).

12.          Segment information (continued)

•             Balance sheet information

Fixed assets, net	4,513	1,278	167	1,445	1	-	5,959
Intangible assets, net	91	644	26	670	3	-	764
Capital expenditures in fixed assets(c)	260	261	32	293	-	-	553
Capital expenditures in intangible assets	19	-	-	-	-	-	19
Depreciation of fixed assets	(1,075)	(337)	(41)	(378)	(1)	-	(1,454)
Amortization of intangible assets	(12)	(21)	(15)	(36)	-	-	(48)

(c)             Not including materials and asset retirement obligations.

•             Cash flow information

Cash flows provided by (used in) operating activities	1,458	391	116	507	2	(2)	1,965
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(296)	(264)	(20)	(284)	(1)	-	(581)
Decrease in investments not considered as cash and cash equivalents	668	-	-	-	-	-	668
Total cash flows provided by (used in) investing activities	372	(264)	(20)	(284)	(1)	-	87
Cash flows from financing activities:
Debt proceeds	-	1,236	-	1,236	-	-	1,236
Payment of debt	(3,432)	(1,165)	(87)	(1,252)	-	-	(4,684)
Payment of interest and debt-related expenses	(805)	(132)	(7)	(139)	-	-	(944)
Total cash flows used in financing activities	(4,237)	(61)	(94)	(155)	-	-	(4,392)
Increase (decrease) in cash and cash equivalents	(2,407)	66	2	68	1	(2)	(2,340)
Cash and cash equivalents at the beginning of year	2,850	88	1	89	1	10	2,950
Cash and cash equivalents at year-end	443	154	3	157	2	8	610

12.          Segment information (continued)

For the year ended December 31, 2004

•             Income statement information

	Voice, data and Internet	Wireless			Directories
	(a)	Personal	Nucleo	Subtotal	publishing	Nortel	Total
Services	2,718	1,431	166	1,597	43	-	4,358
Handsets	-	135	1	136	-	-	136
Net sales	2,718	1,566	167	1,733	43	-	4,494

Salaries and social security	(491)	(80)	(10)	(90)	(12)	(1)	(594)
Taxes	(148)	(144)	(8)	(152)	(1)	-	(301)
Maintenance, materials and supplies	(184)	(28)	(6)	(34)	(15)	-	(233)
Bad debt expense	8	(11)	(1)	(12)	(1)	-	(5)
Interconnection costs	(135)	-	-	-	-	-	(135)
Cost of international outbound calls	(82)	-	-	-	-	-	(82)
Lease of circuits	(34)	(8)	(4)	(12)	-	-	(46)
Fees for services	(81)	(18)	(2)	(20)	(1)	(1)	(103)
Advertising	(27)	(57)	(7)	(64)	(2)	-	(93)
Cost of wireless handsets	-	(233)	(4)	(237)	-	-	(237)
Agent commissions and distribution of prepaid cards commissions	(18)	(139)	(20)	(b)(159)	-	-	(177)
Other commissions	(36)	(23)	(2)	(25)	-	-	(61)
Roaming	-	(65)	-	(65)	-	-	(65)
Charges for TLRD	-	(124)	(13)	(137)	-	-	(137)
Others	(109)	(58)	(13)	(71)	(1)	(1)	(182)
Operating income (loss) before depreciation and amortization	1,381	578	77	655	10	(3)	2,043
Depreciation of fixed assets	(1,233)	(281)	(35)	(316)	(3)	-	(1,552)
Amortization of intangible assets	(48)	(28)	(17)	(45)	(1)	-	(94)
Operating income (loss)	100	269	25	294	6	(3)	397
Equity gain from related companies	-	-	-	-	(2)	-	(2)
Financial results, net	(989)	(166)	(18)	(184)	1	-	(1,172)
Other expenses, net	(68)	(11)	1	(10)	-	7	(71)
Gain on debt restructuring	(21)	223	7	230	-	-	209
Net income (loss) before income tax and minority interest	(978)	315	15	330	5	4	(639)
Income tax	-	(6)	(18)	(24)	(2)	(1)	(27)
Minority interest	-	-	3	3	-	302	305
Net income (loss)	(978)	309	-	309	3	305	(361)

(a)             Includes net sales of $38, operating income before depreciation of $14, operating profit of $13 and net income of $13 corresponding to Telecom Argentina USA.

(b)            Includes $107 corresponding to agent commissions ($94 corresponding to Personal and $13 corresponding to Nucleo).

•             Balance sheet information

Fixed assets, net	5,387	1,352	155	1,507	1	-	6,895
Intangible assets, net	84	648	38	686	3	-	773
Capital expenditures in fixed assets(c)	159	232	34	266	-	-	425
Capital expenditures in intangible assets	24	-	-	-	-	-	24
Depreciation of fixed assets	(1,233)	(281)	(35)	(316)	(3)	-	(1,552)
Amortization of intangible assets	(50)	(29)	(19)	(48)	(1)	-	(99)

(c)             Not including materials and asset retirement obligations.

•             Cash flow information

Cash flows provided by (used in) operating activities	1,754	366	81	447	(1)	(4)	2,196
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(208)	(233)	(32)	(265)	-	-	(473)
Decrease in investments not considered as cash and cash equivalents	(465)	69	18	87	-	-	(378)
Total cash flows provided by (used in) investing activities	(673)	(164)	(14)	(178)	-	-	(851)
Cash flows from financing activities:
Debt proceeds	-	(381)	(90)	(471)	-	-	(471)
Payment of interest and debt-related expenses	(17)	(116)	(21)	(137)	-	-	(154)
Total cash flows used in financing activities	(17)	(497)	(111)	(608)	-	-	(625)
Increase (decrease) in cash and cash equivalents	1,064	(295)	(44)	(339)	(1)	(4)	720
Cash and cash equivalents at the beginning of year	1,786	383	45	428	2	14	2,230
Cash and cash equivalents at year-end	2,850	88	1	89	1	10	2,950

12.          Segment information (continued)

For the year ended December 31, 2003

•             Income statement information

	Voice, data and Internet	Wireless			Directories
	(a)	Personal	Nucleo	Subtotal	publishing	Nortel	Total
Services	2,556	989	158	1,147	34	-	3,737
Handsets	-	15	1	16	-	-	16
Net sales	2,556	1,004	159	1,163	34	-	3,753

Salaries and social security	(424)	(64)	(10)	(74)	(8)	(1)	(507)
Taxes	(150)	(102)	(4)	(106)	-	-	(256)
Maintenance, materials and supplies	(117)	(27)	(6)	(33)	(14)	-	(164)
Bad debt expense	3	(8)	(2)	(10)	(4)	-	(11)
Interconnection costs	(136)	-	-	-	-	-	(136)
Cost of international outbound calls	(76)	-	-	-	-	-	(76)
Lease of circuits	(29)	(3)	(6)	(9)	-	-	(38)
Fees for services	(83)	(9)	(4)	(13)	(2)	(2)	(100)
Advertising	(23)	(14)	(6)	(20)	(1)	-	(44)
Cost of wireless handsets	-	(22)	-	(22)	-	-	(22)
Agent commissions and distribution of prepaid cards commissions	(21)	(60)	(15)	(b)(75)	-	-	(96)
Other commissions	(36)	(20)	(8)	(28)	-	-	(64)
Roaming	-	(39)	-	(39)	-	-	(39)
Charges for TLRD	-	(51)	(11)	(62)	-	-	(62)
Others	(100)	(45)	(10)	(55)	(2)	-	(157)
Operating income (loss) before depreciation and amortization	1,364	540	77	617	3	(3)	1,981
Depreciation of fixed assets	(1,436)	(288)	(39)	(327)	(5)	-	(1,768)
Amortization of intangible assets	(63)	(32)	(14)	(46)	-	-	(109)
Operating income (loss)	(135)	220	24	244	(2)	(3)	104
Equity gain from related companies	-	-	-	-	2	-	2
Financial results, net	(132)	134	34	168	12	7	55
Other expenses, net	(121)	(37)	-	(37)	(10)	1	(167)
Gain on debt restructuring	280	90	-	90	6	-	376
Net income (loss) before income tax and minority interest	(108)	407	58	465	8	5	370
Income tax	-	-	11	11	(4)	-	7
Minority interest	-	-	(21)	(21)	-	(159)	(180)
Net income (loss)	(108)	407	48	455	4	(154)	197

(a)             Includes net sales of $34, operating income before depreciation of $17, operating profit of $17 and net income of $17 corresponding to Telecom Argentina USA.

(b)            Includes $38 corresponding to agent commissions ($26 corresponding to Personal and $12 corresponding to Nucleo).

•             Balance sheet information

Fixed assets, net	6,443	1,405	149	1,554	4	-	8,001
Intangible assets, net	110	677	54	731	4	-	845
Capital expenditures in fixed assets(c)	52	53	15	68	-	-	120
Capital expenditures in intangible assets	-	2	2	4	-	-	4
Depreciation of fixed assets	(1,436)	(288)	(39)	(327)	(5)	-	(1,768)
Amortization of intangible assets	(67)	(32)	(16)	(48)	-	-	(115)

(c)             Not including materials and asset retirement obligations.

•             Cash flow information

Cash flows provided by (used in) operating activities	1,521	427	72	499	7	(6)	2,021
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(91)	(61)	(16)	(77)	-	-	(168)
Decrease in investments not considered as cash and cash equivalents	(85)	(74)	(18)	(92)	-	-	(177)
Total cash flows provided by (used in) investing activities	(176)	(135)	(34)	(169)	-	-	(345)
Cash flows from financing activities:
Decrease in debt	-	-	(11)	(11)	-	-	(11)
Repurchase of debt	(328)	(87)	-	(87)	(7)	-	(422)
Payment of interest and debt-related expenses	(295)	(36)	(16)	(52)	-	-	(347)
Inter-segment transfers of cash	5	(5)	-	(5)	-	-	-
Total cash flows used in financing activities	(618)	(128)	(27)	(155)	(7)	-	(780)
Increase (decrease) in cash and cash equivalents	727	164	11	175	-	(6)	896
Cash and cash equivalents at the beginning of year	1,059	219	34	253	2	20	1,334
Cash and cash equivalents at year-end	1,786	383	45	428	2	14	2,230

13. Selected consolidated quarterly information (unaudited)

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income (loss)	Financial results, net	Net (loss) income
Year 2005:
March 31,	1,237	507	141	175	152
June 30,	1,348	463	80	124	97
September 30,	1,472	510	125	(208)	637
December 31,	1,661	520	156	(397)	(159)
	5,718	2,000	502	(306)	727
Year 2004:
March 31,	1,017	493	64	95	67
June 30,	1,053	489	67	(393)	(194)
September 30,	1,141	499	76	(324)	(143)
December 31,	1,283	562	190	(550)	(91)
	4,494	2,043	397	(1,172)	(361)
Year 2003:
March 31,	851	452	(25)	961	497
June 30,	899	490	17	58	206
September 30,	961	503	30	(490)	(279)
December 31,	1,042	536	82	(474)	(227)
	3,753	1,981	104	55	197

14.          Unconsolidated information

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

Balance sheets:

	As of December 31, 2005	As of December 31, 2004
ASSETS
Current Assets
Investments	8	10
Other receivables	-	1
Total current assets	8	11
Non-Current Assets
Investments	1,005	275
Total non-current assets	1,005	275
TOTAL ASSETS	$1,013	$286
LIABILITIES
Current Liabilities
Taxes payable	2	1
Other liabilities	-	1
Total current liabilities	2	2
TOTAL LIABILITIES	$2	$2
SHAREHOLDERS’ EQUITY	$1,011	$284
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,013	$286

Statements of income:

	Years ended December 31,
	2005	2004	2003
General and administrative expenses	$(2)	$(3)	$(3)
Equity gain (loss) from long-term investments	730	(364)	192
Financial results, net	-	-	7
Other (expenses) income, net	(1)	7	1
Net income (loss) before income tax	727	(360)	197
Income tax, net	-	(1)	-
	$727	$(361)	$197

Condensed statements of cash flows:

	Years ended December 31,
	2005	2004	2003
Cash flows used in operating activities	$(2)	(4)	$(6)
Decrease in cash and cash equivalents	(2)	(4)	(6)
Cash and cash equivalents at the beginning of year	10	14	20
Cash and cash equivalents at year end	$8	10	14

15.          Differences between Argentine GAAP and US GAAP

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

Under US GAAP, financial statements are prepared on a historical cost basis. However, the following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation, because, as permitted by the SEC, it represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than  historical cost-based financial reporting for both Argentine GAAP and US GAAP.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Years ended December 31,
	2005	2004	2003

Reconciliation of net income (loss):
Total net income (loss) under Argentine GAAP	$727	$(361)	$197
US GAAP adjustments:
Redeemable preferred shares(a)	(129)	(95)	(48)
Foreign currency translation(b)	(10)	9	(53)
Capitalization of foreign currency exchange differences(c.1)	29	6	78
Capitalization of foreign currency exchange differences(c.2)	100	117	118
Debt Restructurings(d)	(1,230)	(235)	-
Extinguishment of Personal’s restructured debts(e)	165	-	-
Personal Pre-APE Debt Restructurings(f)	-	20	23
Other adjustments(g)	(5)	(6)	6
Tax effects on US GAAP adjustments(h.1)	328	34	(79)
Valuation allowance(h.2)	424	(60)	24
Minority interest(i)	92	52	(44)
Net income (loss) under US GAAP	$491	$(519)	$222

	As of December 31,
	2005	2004	2003
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	$1,011	$284	$645
US GAAP adjustments:
Redeemable preferred shares(a)	(708)	(579)	(484)
Foreign currency translation(b)	39	47	38
Capitalization of foreign currency exchange differences(c.1)	(784)	(813)	(819)
Capitalization of foreign currency exchange differences(c.2)	470	370	253
Debt Restructurings(d)	(1,300)	(235)	-
Personal Pre-APE Debt Restructurings(f)	-	-	(20)
Other adjustments(g)	3	1	7
Tax effects on US GAAP adjustments(h.1)	565	239	205
Valuation allowance(h.2)	-	(424)	(364)
Minority interest(i)	450	362	310
Shareholders’ equity (deficit) under US GAAP	$(254)	$(748)	$(229)

15.                               Differences between Argentine GAAP and US GAAP (Continued)

	Years ended December 31,
	2005	2004	2003
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ (deficit) equity as of the beginning of the year	$ (748)	$ (229)	$ (440)
Other comprehensive income (loss)	3	-	(11)
Net income (loss) under US GAAP	491	(519)	222
Shareholders’ equity (deficit) as of the end of the year	$ (254)	$ (748)	$ (229)

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

b) Foreign currency translation

As indicated in Note 4.a., under Argentine GAAP, the financial statements of the Telecom Group’s foreign subsidiaries are translated using period-end exchange rates for assets, liabilities and results of operations. Translation adjustments are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

Under US GAAP, the financial statements of the Telecom Group’s foreign subsidiaries are translated into Argentine pesos following the guidelines established in Statement of Financial Accounting Standards (“SFAS”) No.52, “Foreign Currency Translation” (“SFAS No.52”). Under SFAS No.52, in the case of foreign subsidiaries whose local currency is not the functional currency, the monetary/non-monetary method of translation has been used to remeasure assets and liabilities to the functional currency prior to translation. This method involves the translation of monetary assets and liabilities at the exchange rate in effect at the end of each year, and the non-monetary assets and liabilities and equity at historical exchange rates (i.e., the exchange rates in effect when the transactions occur). Average exchange rates have been applied for the translation of the accounts that make up the results of the years, except for those charges related to non-monetary assets and liabilities, which have been translated using historical exchange rates. Translation adjustments are included in the statement of income. Once the assets and liabilities have been remeasured to the functional currency, the year-end current rate has been used to translate them to the reporting currency, the Argentine Peso for the Telecom Group. In this case, translation adjustments are recorded as a separate component of shareholders’ equity.

c) Capitalization of foreign currency exchange differences

c.1) Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 29, 2003, in connection with foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met. Under US GAAP, foreign currency exchange differences cannot be capitalized, and were expensed as incurred.

c.2) This adjustment represents the effect on accumulated depreciation and the depreciation for the years ended December 31, 2005, 2004 and 2003, of the adjustment described in b.1 above.

d) Debt Restructurings

As discussed in Note 8.2., Telecom Argentina completed the restructuring of its outstanding indebtedness in August 2005. In November 2004 Personal and Personal’s subsidiary, Nucleo, completed the restructuring of their respective outstanding indebtedness. The restructuring of Telecom Argentina, Personal and Nucleo´s (referred hereinafter to as the “entities”) outstanding indebtedness are collectively referred hereinafter to as the “Debt Restructurings”. The Debt Restructurings involved (i) the full settlement of certain outstanding loans of the entities and (ii) the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the entities with modified terms. In connection with (ii), the entities issued new debt instruments.

15.          Differences between Argentine GAAP and US GAAP (Continued)

Under Argentine GAAP, during the year ended December 31, 2005, Telecom Argentina recorded a net pre-tax gain on debt restructuring of $1,424. In the fourth quarter of 2004, Personal and Nucleo recorded a net pre-tax gain on debt restructuring of $230. Under Argentine GAAP, the new debt instruments issued by the entities were recorded at estimated present value at each restructuring date. The new debt instruments are subsequently accreted to their respective face value using the interest method. Loss on accretion is recorded in the statement of income. For the year ended December 31, 2005, Telecom Argentina recorded a $75 loss on accretion. Personal recorded a $1 loss on accretion for the year ended December 31, 2004 and a $41 loss on accretion from January 1, 2005 through December 22, 2005, the date on which Personal’s restructured debt was extinguished (See Note 15.e. below for details).

Under US GAAP, the entities performed an analysis under both SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and EITF 02-04, “Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15”, to assess whether the Debt Restructurings represented troubled debt restructurings. Following the EITF 02-04 guidance, the entities concluded that the Debt Restructurings were in fact troubled debt restructurings since (i) the entities were in financial difficulties and (ii) creditors had granted them a concession. The concessions resulted primarily from the partial discount on principal and accrued interest, extension of maturity and full forgiveness of penalty interest. Accordingly, under US GAAP, the Debt Restructurings were accounted for as (i) a full settlement of certain outstanding loans with cash and (ii) a combination of a partial debt settlement and a continuation of debt with modified terms.

For those outstanding loans which were fully settled, there was no difference in measurement basis between Argentine GAAP and US GAAP. Under both Argentine GAAP and US GAAP the gain on debt restructuring was measured by the excess of the carrying amount of the payables over the cash surrendered.

For those outstanding loans which were restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, SFAS No.15 required an assessment of the total future cash payments specified by the new terms of the debt, including principal, and interest (and contingent payment, if applicable) on a payable-by-payable basis. Under SFAS No.15, no gain on restructuring is recognized unless the remaining carrying amount of the debt exceeds the total future cash payments specified by the new terms.

Accordingly, for those restructured loans where their carrying value did not exceed the total future cash payments specified by the terms of the new instruments, no gain was recognized under US GAAP as of the date of the Debt Restructurings. The carrying values of the loans are being reduced as payments are made. Interest expense is computed as the discount rate that equated the present value of the future cash payments specified by the new debt with the carrying amount of the original loans.

On the other hand, for those restructured loans where their total future cash payments specified by the new terms were less than the respective carrying amounts, then the carrying amounts were reduced to an amount equal to the total future cash payments specified by the new terms, and a gain on restructuring was recognized under US GAAP equal to the amount of the reduction. Thereafter, all cash payments under the new terms are accounted for as reductions of the carrying amount of the payables and no interest expense is recognized.

In summary, the US GAAP reconciling item reflects the (a) reversal of the loss on accretion recognized under Argentine GAAP, (b) reversal of a portion of gain on restructuring recognized under Argentine GAAP for those outstanding loans restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, (c) reversal of the interest expense computed under Argentine GAAP and (d) the computation of the interest expense under US GAAP as described above.

15.          Differences between Argentine GAAP and US GAAP (Continued)

The US GAAP reconciling item for the Debt Restructurings is comprised as follows:

Included in the reconciliation of net income (loss):

	Years ended December 31,
	2005	2004

Reversal of loss on accretion recognized under Argentine GAAP (a)	$ 116	$ 1
Reversal of a portion of gain on restructuring recognized under Argentine GAAP (b)	(1,393)	(239)
Reversal of interest expense computed under Argentine GAAP (c)	200	12
Computation of interest expense under US GAAP (d)	(153)	(9)
Total US GAAP reconciling item for Debt Restructurings	$ (1,230)	$ (235)

Included in the reconciliation of shareholders´ equity:

	As of December 31,
	2005	2004

Reversal of loss on accretion recognized under Argentine GAAP (a)	$ 117	$ 1
Reversal of a portion of gain on restructuring recognized under Argentine GAAP (b).	(1,632)	(239)
Reversal of interest expense computed under Argentine GAAP (c)	212	12
Computation of interest expense under US GAAP (d)	(162)	(9)
Extinguishment of Personal’s restructured debts (Note 15.d)	165	-
Total US GAAP reconciling item for Debt Restructurings	$ (1,300)	$ (235)

Breakdown by entity

	As of December 31,
	2005	2004

Telecom Argentina	$ (1,293)	$ -
Personal	-	(225)
Nucleo	(7)	(10)
Total US GAAP reconciling item for Debt Restructurings	$ (1,300)	$ (235)

e) Extinguishment of Personal’s restructured debts

As discussed in Note 8.3, on December 22, 2005, Personal issued three series of Notes and two term loan facilities, the net proceeds of which were used, together with available cash, to fully settle all amounts of principal and interest outstanding under Series A and Series B loans, which had been issued in November 2004 pursuant to Personal’s debt restructuring (“Personal’s restructured debts”).

As Personal’s restructured debts were fully settled, under both Argentine GAAP and US GAAP, the Company derecognized such debts and recorded a result on extinguishment of liabilities which was measured by the difference between the carrying amount of the debts and the cash surrendered.

As discussed in Note 15.d. above, Personal’s restructured debts had been accounted for under SFAS No.15 and EITF 02-04 under US GAAP. Accordingly, under US GAAP, the carrying amount of Personal’s restructured debts as of the date of extinguishment differed from such amount under Argentine GAAP. This difference between the US GAAP carrying amount basis of Personal’s restructured debts and the Argentine GAAP basis gave rise to a different gain on debt extinguishment which is shown as a reconciling item.

f) Personal Pre-APE Debt Restructurings

In December 2002, Personal restructured a portion of its outstanding indebtedness as of that date. Under Argentine GAAP, Personal recognized a gain to carry the restructured debt to its present value. Under US GAAP, Personal assessed the transaction under SFAS No. 15 and EITF 02-04 and treated the restructuring as a troubled debt restructuring. As the carrying value of the old debt did not exceed the total future cash payments specified by the new debt, no gain was recognized under US GAAP.

During the year ended December 31, 2004, Personal received notices of acceleration for the restructured debt in December 2002 amounting to US$ 27 million. Accordingly, Personal recorded a loss of $20 under Argentine GAAP to carry such debt at fair value. Since no gain had been originally recorded under US GAAP and the old debt had not been derecognized, the US GAAP adjustment reflects the reversal of the loss recorded under Argentine GAAP.

15.          Differences between Argentine GAAP and US GAAP (Continued)

g) Other adjustments

The Company has aggregated under this caption certain reconciling items which management believes are not significant to the Company’s financial position and results of operations. The US GAAP reconciling items included under “other adjustments” were as follows for all periods presented:

Included in the reconciliation of net income (loss):

	Years ended December 31,
	2005	2004	2003

Inventories	$ -	$ -	$ 5
Present-value accounting	2	(8)	3
Accounting for investments in debt securities	(7)	-	-
Equity gain (loss) on related companies	-	2	(2)
Total other adjustments (f)	$ (5)	$ (6)	$ 6

Included in the reconciliation of shareholders´ equity:

	As of December 31,
	2005	2004	2003

Present-value accounting	$ 3	$ 1	$ 9
Equity gain (loss) on related companies	-	-	(2)
Total other adjustments (f)	$ 3	$ 1	$ 7

- Inventories

Under Argentine GAAP, inventories are stated at replacement cost. Under US GAAP, inventories are stated at the lower of cost or market.

- Present-value accounting

As indicated in Note 4.f., under Argentine GAAP, certain monetary assets and liabilities are measured based on the calculation of their discounted value. Under US GAAP, discounting of these assets and liabilities is precluded.

- Accounting for investments in debt securities

Under Argentine GAAP, certain investments in debt securities were recorded at fair value with an unrealized gain of $7 recognized in the statement of income as of December 31, 2005. Under US GAAP, these investments were classified as available-for-sale and unrealized gain was excluded from earnings and reported as a separate component of shareholders equity until sale or disposal.

- Fixed assets held for sale

Under Argentine GAAP, Telecom Argentina classified certain fixed assets as held for sale and ceased depreciating them as from September 30, 2005. However, under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions in paragraph 30 of SFAS No.144 are met. As some of these conditions are not met, under US GAAP, these buildings are still classified as held and used and depreciated.

The depreciation of these assets for the three-month period from September 30, 2005 through December 31, 2005 is less than 1 million. Therefore, this effect is not shown on the summary table above.

- Equity gain (loss) on related companies

As of December 31, 2004, the Telecom Group held a 5.75% ownership interest in Nahuelsat. Under Argentine GAAP, the Telecom Group recorded this investment at the lower of cost or net realizable value.

15.          Differences between Argentine GAAP and US GAAP (Continued)

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

Subsequently, during the year ended December 31, 2003, the investment in Nahuelsat was written up for Argentine GAAP purposes. Since management considered that Nahuelsat´s financial condition had improved, a write-up of $2 was included in equity gain (loss) from related companies in the statement of income. For US GAAP purposes, the permanent impairment recorded in 2002 established a new cost basis for the investment, thus, the write-up recorded in 2003 was reversed.

During the year ended December 31, 2004, The Telecom Group recorded a new write-down of the investment of $2 for Argentine GAAP purposes. For US GAAP purposes, for the reasons described above, such write-down was reversed.

During the year ended December 31, 2005, The Telecom Group sold its investment in Nahuelsat, recording a gain of $0.1 for both Argentine GAAP and US GAAP.

h) Income taxes

h.1) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

h.2) Valuation allowance

Due to the outcome of the debt restructuring of Telecom Argentina and based on current future projections, the Company reversed the valuation allowance previously provided for under US GAAP.

Also, and based on current future projections, Personal fully reversed the valuation allowance previously provided for under US GAAP.

i) Minority interest

The adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

j) Accounting for stock transferred by the Argentine Government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees.

Under US GAAP, Telecom Argentina has elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123. In accordance with AIN-APB No 25 “Accounting for Stock Issued to Employees - Accounting Interpretations of APB Opinion No 25”, the economic substance of a plan established by the principal stockholders is substantially the same for Telecom Argentina and the employee, whether the plan is adopted by Telecom Argentina or a principal stockholder. Consequently, Telecom Argentina should account for this type of plan when one is established or financed by a principal stockholder unless (1) the relationship between the stockholder and Telecom Argentina’s employee is one which would normally result in generosity, (2) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment, or (3) Telecom Argentina clearly does not benefit from the transaction. The rationale established in this Interpretation has been applied to other situations in which a principal stockholder undertakes transactions for the benefit of Telecom Argentina. Staff Accounting Bulletin (“SAB”) No. 79 (SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of Telecom Argentina to be accounted for according to its substance and not its form. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of Telecom Argentina’s stock and the exercise price. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

15.          Differences between Argentine GAAP and US GAAP (Continued)

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

k) Indefinite-life intangibles impairment testing

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

Under US GAAP, the Telecom Group adopted SFAS No.142, Goodwill and Other Intangible Assets (“SFAS 142”), on January 1, 2002. The Telecom Group determined that its license met the definition of indefinite-lived intangible assets under SFAS 142. Under SFAS 142, indefinite-life intangibles are not amortized but subject to annual impairment testing or more frequent testing if an event occurs or circumstances change that would more likely than not reduce the fair value of the intangible asset below its carrying value. The Telecom Group has assessed the impairment of its PCS license under SFAS 142. The impairment testing involves determining the fair market value of its PCS license and comparing the value with its carrying value. Based on this assessment, there was no impairment identified for the periods presented.

l) Other Derivatives

As discussed in Notes 8.2 and 8.3, the Telecom Group entered into several financing arrangements as part of the Debt Restructurings and the issuance of Personal´s new debt. These financial instruments contain derivative instruments that are “embedded” in the financial instruments, i.e. zero-cost collar and optional redemption and/or mandatory prepayment features. The Telecom Group assessed whether the economic characteristics of these embedded derivatives are clearly and closely related to the economic characteristics of the remaining component of the financial instruments (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. Since it was determined that (i) the embedded derivative possesses economic characteristics that are clearly and closely related to the economic characteristics of the host contract, and (ii) a separate instrument with the same terms would not qualify as a derivative instrument, the embedded derivative were not separated from the host contract.

15.                               Differences between Argentine GAAP and US GAAP (Continued)

II. Additional disclosure requirements

a) Disclosure of lease information

Under US GAAP, additional disclosures are required as per SFAS No.13 “Accounting for Leases”, as follows:

Operating leases

In the normal course of business, the Telecom Group leases cell sites, switch sites, satellite capacity and circuits under various noncancelable operating leases that expire on various dates through 2015. Rent expense is recognized ratably over the lease terms. Future minimum lease payments as of December 31, 2005, are as follows:

Year ending December 31, 2006	30
Year ending December 31, 2007	15
Year ending December 31, 2008	8
Year ending December 31, 2009	4
Thereafter	3
Total	$ 60

Rental expense for the years ended December 31, 2005, 2004 and 2003 is included in Note 16.h.

The Company and the Telecom Group do not have assets under capital leases for the years ended December 31, 2005, 2004 and 2003.

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

The methods and assumptions used to estimate the fair values of each class of financial instruments as of December 31, 2005 and 2004 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting of time deposits and mutual funds, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

Government securities

The fair value of government securities is based on quoted market prices for those or similar investments.

	As of December 31,
	2005		2004
	Carrying amount	Fair value	Carrying amount	Fair value
Government securities	40	40	251	251

15.          Differences between Argentine GAAP and US GAAP (Continued)

Accounts receivable, net

Carrying amounts are considered to approximate fair value due to the short term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Accounts payable

The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short term nature of these accounts payables and no significant changes in interest rates.

Debt

The fair value of the Telecom Group’s debt as of December 31, 2005 is estimated based on quoted market prices for the same or similar issues. As of December 31, 2005, the fair value of the Telecom Group’s debt was $5,017 and the related carrying amount was $4,901. As of December 31, 2004, the fair value of the Telecom Group’s debt was $9,183 and the related carrying amount was $10,653.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

c) Benefit under Collective Bargaining Agreement

As described in Note 4.o., retirement benefits consist of the payment of a single lump sum at retirement equal to one salary for each five years of service due to normal retirement, death or disability. Those employees who voluntary resign (for any reason) or retire for other reasons are ineligible. Telecom Argentina accounts for such benefits under SFAS No.87.

The following tables summarize benefit costs for the years ended December 31, 2005, 2004 and 2003, as well as the benefit obligations associated with postretirement benefit plans as of December 31, 2005 and 2004:

	As of December 31,
	2005	2004
Accumulated benefit obligation	$ 4	$ 5
Effect of future compensation increases	6	2
Projected benefit obligation	$ 10	$ 7

	Years ended December 31,
	2005	2004	2003
Service cost	$ 1	$ 1	$ 1
Interest cost	2	1	1
Total benefit cost	$ 3	$ 2	$ 2

The actuarial assumptions used are based on market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2005	2004	2003
Discount rate(1)	10.5%	11%	10%
Projected increase rate in compensation	10-30%	2-12%	2-10%

(1)             Represents estimates of real rate of interest rather than nominal rate in $.

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

15.          Differences between Argentine GAAP and US GAAP (Continued)

The Telecom Group’s future results of operations and financial condition could be impacted by the following factors, among others:

-                    the ability to finance and manage expected growth;

-                    customer churn-rates;

-                    impact of competitive services, products and pricing;

-                    dependence on key personnel;

-                    legal proceedings; and

-                    government regulation.

e) Asset retirement obligations

The balance of the Telecom Group’s asset retirement obligations as of December 31, 2005 and 2004 was $21 and $13, respectively and is included in other long-term liabilities on the consolidated balance sheets. Accretion expense and settlements during 2005 and 2004 were not significant.

f) Segment Information

As discussed in Note 12, the Company has identified its operating segments to be the seven legal entities through which it conducts business. The identification of these segments is consistent with the requirements of paragraph 10 of SFAS No.131 “Disclosures about Segments of an Enterprise and Related Information”.

Under Argentine GAAP, the Company has combined these operating segments into three reportable segments based on the nature of products and services provided by the entities. The three reportable segments under Argentine GAAP are Voice, data and Internet services, Wireless services, Directory publishing services and Nortel.

Paragraph 17 of SFAS No.131 indicates that two or more operating segments may be combined into a single operating segment if aggregation is consistent with the objective and basic principles of the Statement, if the segments have similar economic characteristics, and, if the segments are similar in each of the following areas (a) the nature of products and services, (b) the nature of the production processes, (c) the type or class of customer for products and services, (d) the method used to distribute products or provide services and (e) if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.

The Company has assessed whether the operating segments combined to create the “Wireless services” reportable segment have similar economic characteristics. As such, the Company determined that Nucleo (the subsidiary which provides wireless services in Paraguay) does not show similar long-term average gross margins with those of Personal. Cable Insignia has been dormant and with no operations for all periods presented, and therefore has no impact in presentation. Accordingly, following the guidance in paragraph 17 of SFAS No. 131, Nucleo would not be aggregated together with Personal to create one reportable segment, but rather it would be shown as a separate operating segment.

Even though Nucleo and Personal have been combined into one reportable segment under Argentine GAAP, Note 12 to the consolidated financial statements shows information for both Personal and Nucleo separately and a column totaling both entities to report the wireless reportable segment.

Considering that separate information for Nucleo is already disclosed in Note 12, the effect of the application of paragraph 17 of SFAS No. 131 would only be the (i) elimination of the column totaling Personal and Nucleo and (ii) labeling Nucleo as a separate Wireless segment.

g) Balance sheet classification differences

Deferred income taxes

Under Argentine GAAP, the net deferred tax liability has been classified as a non-current tax payable as of December 31, 2005 and 2004.

Under US GAAP, the Company applies the principles of SFAS No.109. Pursuant to SFAS No.109, the classification of the deferred tax for a temporary difference is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting or for loss carryforwards, the deferred tax should be classified according to the expected reversal date of the temporary difference or carryforward.

15.          Differences between Argentine GAAP and US GAAP (Continued)

As of December 31, 2005, the net current deferred tax asset is $394 and the net non-current deferred tax asset is $79 under US GAAP. As of December 31, 2004, the net current deferred tax asset is $935 and the net non-current deferred tax liability is $997 under US GAAP.

Current restricted cash

Under Argentine GAAP, as described in Notes 8.2. and 11.c., Telecom Argentina has classified restricted cash amounting to $17 as other receivables. Under US GAAP, restricted cash may be shown as a separate line item on the face of the balance sheet or classified as cash or investments, as appropriate, but identified in the notes to the financial statements. Restricted cash at December 31, 2005 represented cash in escrow related to certain judicial proceedings. The restricted cash is $ 12 as of December 31, 2004.

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

h) Acquisition of indefeasible rights of use

During 2004 and 2005, Telecom Argentina entered into two capacity agreements for a total amount of US$14.5 million with Telecom Italia Sparkle S.p.A., a related party, (the “TIS IRU Contracts”) pursuant to which Telecom Argentina purchased the rights to use of fiber optic capacity for a period of 15 years. As of December 31, 2005, an amount of US$0.5 million is still outstanding under the “TIS IRU Contracts”. Telecom Argentina is also committed to pay operation and maintenance costs (O&M) over the life of the TIS IRU contracts aggregating US$6.6 million.

Under Argentine GAAP, Telecom Argentina recognized the up-front cash payment and the remaining payable related to the TIS IRU Contracts as an intangible asset. The intangible asset is being amortized under the straight-line method over the term of the Contracts, i.e. 15 years. Amortization expense is included under intangible amortization in the statement of income. Telecom Argentina determined that the two capacity agreements are service contracts.

Under US GAAP, neither the cash up-front payment nor the remaining amount payable under the contracts qualify for recognition as intangible assets. Rather the prepayment would be recognized as a prepaid asset. Telecom Argentina would recognize service expense, including operating and maintenance costs, on a straight-line basis over the term of the TIS IRU contracts. Accordingly, amortization expense would have been reduced by $1.8 and $0.1 for the years ended December 31, 2005 and 2004 and service expense would have been increased by same amounts for those years.

Sale of a portion of indefeasible rights of use purchased under the TIS IRU Contracts

During 2004 and 2005, Telecom Argentina entered into a capacity agreement with Antel Uruguay, pursuant to which Telecom Argentina provides the right to use a portion of the capacity acquired under the TIS IRU Contracts for a value of US$2.8 million and US$1.8 million, respectively (the “Antel Agreements”). As of December 31, 2005, US$1.8 million related to the 2005 Antel Agreement is still uncollected. Antel Uruguay will pay this amount in four consecutive quarterly installments. In addition, Telecom Argentina charges an O&M amount of 3% of total contract value to Antel Uruguay. Antel Uruguay will pay O&M costs over the term of the contract.

Under Argentine GAAP, Telecom Argentina recognized this uncollected receivable and liability (deferred revenue) related to the Antel Agreements. Telecom Argentina will recognize revenue under the straight-line method over the term of the Agreement (15 years).

Under US GAAP, the remaining amount under the contracts do not qualify for recognition as liability (deferred revenue), and therefore receivable and liability recognized under Argentine GAAP should be reversed under US GAAP.

15.          Differences between Argentine GAAP and US GAAP (Continued)

i) Income statement classification differences

The following table reconciles the operating income as shown in the statement of income under Argentine GAAP to the operating income that would be reported under US GAAP, which contemplate classification differences under US GAAP:

	Years ended December 31,
	2005	2004	2003
Operating income under Argentine GAAP	$ 502	$ 397	$ 104
Foreign currency translation	2	1	(5)
Capitalization of foreign currency exchange differences	117	119	121
Other expenses, net as operating loss under US GAAP	(166)	(71)	(167)
Other	(14)	(6)	(2)
Operating income under US GAAP	$ 441	$ 440	$ 51

j) Earnings per share

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

The following tables set forth the computation of basic and diluted net income (loss) per share for the years indicated:

	Years ended December 31,
	2005	2004	2003
Common Shares:
Numerator:
Net income (loss) under USGAAP	$ 491	$ (519)	$ 222
Net (income) loss available to Preferred Shares Class B	(240)	254	(109)
Net income (loss) available to common shares	251	(265)	113

Denominator:
Number of common shares outstanding	5,330,400	5,330,400	5,330,400
Basic and diluted net income (loss) per common share	$ (47.02)	$ (49.70)	$ 21.26

Preferred Shares Class B:
Numerator:
Net income (loss) available to Preferred Shares B	$ 240	$ (254)	$ 109

Denominator:
Number of Preferred Shares Class B outstanding	1,470,455	1,470,455	1,470,455
Basic and diluted net (loss) income per Preferred Share Class B	$ 163.46	$ (172.78)	$ 73.90

k) Cash flows statement classification differences

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

Under Argentine GAAP, cash outflows for the repayment of seller financing for the acquisition of productive assets, which amounted to $nil, $nil and $34 for the years ended December 31, 2005, 2004 and 2003, respectively, were reported as investing activities. Under US GAAP, these transactions would be classified as cash flows used in financing activities. Also, under Argentine GAAP, payments to creditors for interest and withholding tax payments were reported as financing activities whereas these transactions would be classified as cash flows used in operating activities for US GAAP purposes. Additionally, under Argentine GAAP, cash outflows for the acquisition of indefeasible rights of use, which amounted to $31 and $12 for fiscal years 2005 and 2004, respectively, were reported as investing activities. Under US GAAP, these transactions would be classified as cash outflows from operating activities.

15.          Differences between Argentine GAAP and US GAAP (Continued)

Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. A table reconciling the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows is included in Note 6 to the financial statements.

In addition, under Argentine GAAP the effects of inflation and exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by US GAAP.

The following tables set forth the condensed statements of cash flows prepared in accordance with U.S.GAAP:

	Years ended December 31,
	2005	2004	2003

Cash flows provided by operating activities	$1,302	$1,939	$1,709
Cash flows from investing activities
Acquisition of fixed assets and intangible assets	(550)	(461)	(134)
Decrease (increase) in investments not considered as cash and cash equivalents and others	668	(378)	(177)
Total cash flows provided by (used in) investing activities	118	(839)	(311)
Cash flows from financing activities
Debt proceeds	1,236	-	-
Payment and repurchase of debt	(4,684)	(471)	(467)
Payment of debt-related expenses	(59)	(36)	(12)
Total cash flows used in financing activities	(3,507)	(507)	(479)
Effect of exchange rate changes on cash and cash equivalents	(253)	127	(13)
Effect of inflation accounting on cash and cash equivalents	-	-	(10)
(Decrease) Increase in cash and cash equivalents	(2,340)	720	896
Cash and cash equivalents at the beginning of year	2,950	2,230	1,334
Cash and cash equivalents at year end	$610	$2,950	$2,230

l)           Change in the estimated useful lives of certain of fixed assets

As detailed in Note 4.j., during the year ended December 31, 2005, Personal and Nucleo changed the useful lives of certain assets prospectively as from January 1, 2005. The effect on net income for this change in the estimated useful lives was a loss of $20, which represents a loss of Argentine pesos 0.02 per share for the year 2005.

m)     Severance indemnities

Under Argentine law and labor agreements, the Telecom Group is required to make minimum severance payments to its employees dismissed without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Telecom Group follows the guidelines established by SFAS No.112, “Employers’ Accounting for Post-employment Benefits”, and SFAS No.43, “Accounting for Compensated Absences”, which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Telecom Group expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Telecom Group has not recorded such liability.

n)        Investments in debt securities

Note 16.c. to the financial statements presents the additional disclosure requirements in accordance with SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities”.

o)         Software developed or obtained for internal use

In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No.98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” This statement requires that certain internal and external costs associated with the purchase and/or development of internal use software be capitalized rather than expensed. The Telecom Group has adopted this statement for Argentine GAAP purposes. The adoption of this standard had no impact on the Telecom Group’s financial position or results of operations.

15.          Differences between Argentine GAAP and US GAAP (Continued)

p)         Other comprehensive income

Under US GAAP, the Company adopted SFAS No.130 (“SFAS 130”), “Reporting Comprehensive Income”. SFAS No.130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No.130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

	Years ended December 31,
	2005	2004	2003
Net income (loss) under US GAAP	$491	$(519)	$222
Other comprehensive income:
- Foreign currency translation	2	-	(19)
- Investments classified as available-for-sale	7	-	-
Tax expense	(2)	-	-
Minority interest	(4)	-	8
Comprehensive income (loss)	$494	$(519)	$211

	As of December 31,
	2005	2004	2003
Accumulated other comprehensive income (a)	$13	$10	$10

(a)             Accumulated other comprehensive income as of December 31, 2005 represents charges related to investments classified as available-for-sale and foreign currency translation adjustments. Accumulated other comprehensive income as of December 31, 2004 and 2003 represents charges related to foreign currency translation adjustments.

q)         Valuation and qualifying accounts

Under Rule 12-09 of Regulation S-X of the SEC, the Company is required to file Schedule II “Valuation and qualifying accounts”. This schedule is designed to present an analysis of valuation reserves, such as the allowance for doubtful accounts. Note 16.e to the Argentine GAAP financial statements presents this information for the periods indicated. The Company considers this information is similar in format and content to that required by the SEC.

r)         Disclosure of guarantees (FASB Interpretation No.45)

The guarantees issued by the Telecom Group as of December 31, 2005, are as follows:

In connection with Personal’s licenses to render PCS services, Telecom Argentina has granted sureties on promissory notes issued by Personal to the order of the Department of Communications:

-                    for US$22,5 million (with a maturity date of May 7, 2002) as a performance guarantee in accordance with the list of conditions for the PCS service in Areas I and III;

-                    together with Telefónica de Argentina S.A., on a promissory note issued by Miniphone S.A. for $15 million (with a maturity date of October 27, 2000) as a performance guarantee in accordance with the list of conditions for the PCS service in Area II; and

-                    together with Telefónica de Argentina S.A. on a promissory note issued jointly by Telefónica Comunicaciones Personales S.A. and Personal for $30 million (with a maturity date of November 7, 2000), for the PCS service in the Area II.

Personal has submitted a report to the regulatory agency responsible for PCS service regulation stating that it has complied with its obligations under the licenses and notes, requesting the release of these promissory notes. Personal currently expects that once this regulatory agency has reviewed its report, the performance guarantees issued to ensure Personal’s compliance will be released. However, Personal cannot provide any assurance of this release as the Department of Communications has denied similar requests in the past.

15.          Differences between Argentine GAAP and US GAAP (Continued)

s)         Recently issued accounting pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), a replacement of APB Opinion No. 20, “Accounting Changes”, and Statement of Financial Accounting Standards No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. It is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The Company does not believe that the adoption of SFAS 154 will have an effect on its financial statements.

16.          Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.  Fixed assets, net

b.                 Intangible assets, net

c.  Securities and equity investments

d. Current investments

e.  Allowances and provisions

f. Cost of services

g. Foreign currency assets and liabilities

h. Expenses

i. Aging of assets and liabilities

(a)              Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases (a)	As of the end of the year
Land	118	-	-	-	(8)	110
Building	1,544	-	-	6	(47)	1,503
Tower and pole	323	-	-	10	-	333
Transmission equipment	5,220	(*)10	12	81	(40)	5,283
Switching equipment	3,922	3	4	184	(28)	4,085
Power equipment	534	1	2	9	(2)	544
External wiring	5,951	-	-	58	(38)	5,971
Telephony equipment and instruments	883	3	6	7	(2)	897
Wireless handsets lent to customers at no cost	342	3	5	-	(3)	347
Vehicles	114	18	-	-	(5)	127
Furniture	108	1	1	-	-	110
Installations	241	-	1	79	(1)	320
Improvements in third parties buildings.	102	-	-	(73)	(1)	28
Computer equipment	2,582	19	6	57	(18)	2,646
Work in progress	147	(**)495	-	(418)	(2)	222
Subtotal	22,131	553	37	-	(195)	22,526
Asset retirement obligations	13	8		-	-	21
Materials	96	(***)56	-	-	(58)	94
Total as of December 31, 2005	22,240	617	37	-	(253)	22,641

Total as of December 31, 2004	21,818	500	16	-	(94)	22,240

(*)            Includes $2 transferred from materials.

(**)     Includes $189 transferred from materials.

(***) Net of $191 transferred to fixed assets.

16.                     Other financial statement information (continued)

							Net	Net
	Depreciation						carrying	carrying
	Accumulated			Foreign	Decreases	Accumulated	value	value
Principal account	as of the beginning of the year	Annual rate (%)	Amount	currency translation adjustments	and transfers (a)	as of the end of the year	as of December 31, 2005	as of December 31, 2004
Land	-	-	-	-	-	-	110	118
Building	(684)	4 - 9	(65)	-	18	(731)	772	860
Tower and pole	(213)	7	(19)	-	-	(232)	101	110
Transmission equipment	(3,589)	10 - 14	(427)	(5)	19	(4,002)	1,281	1,631
Switching equipment	(2,994)	10 - 14	(283)	(2)	39	(3,240)	845	928
Power equipment	(365)	10	(45)	(1)	5	(406)	138	169
External wiring	(3,880)	6	(318)	-	35	(4,163)	1,808	2,071
Telephony equipment and instruments	(744)	10 - 18	(51)	(2)	2	(795)	102	139
Wireless handsets lent to customers at no cost	(337)	50	(6)	(4)	3	(344)	3	5
Vehicles	(98)	20	(6)	-	5	(99)	28	16
Furniture	(84)	10	(6)	(1)	-	(91)	19	24
Installations	(181)	10 - 25	(16)	(1)	(65)	(263)	57	60
Improvements in third parties buildings.	(74)	2	-	-	66	(8)	20	28
Computer equipment	(2,094)	19 - 33	(209)	(5)	11	(2,297)	349	488
Work in progress	-	-	-	-	-	-	222	147
Subtotal	(15,337)		(1,451)	(21)	138	(16,671)	5,855	6,794
Asset retirement obligations	(8)		(3)	-	-	(11)	10	5
Materials	-		-	-	-	-	94	96
Total as of December 31, 2005	(15,345)		(b)(1,454)	(21)	138	(16,682)	5,959	6,895

Total as of December 31, 2004	(13,817)		(c)(1,552)	(8)	32	(15,345)	6,895

(a)             Includes $(12) corresponding to the carrying value of the reversal of capitalized foreign currency exchange differences included in Gain on debt restructuring and $(34) corresponding to the carrying value of the buildings held for sale included in Other assets.

(b)            Includes $(117) corresponding to the depreciation of capitalized foreign currency exchange differences.

(c)             Includes $(119) corresponding to the depreciation of capitalized foreign currency exchange differences.

(b)              Intangible assets, net

	Original value
	As of the		Foreign	As of the
Principal account	beginning of the year	Additions	currency translation adjustments	end of the year
Software obtained or developed for internal use	431	-	2	433
Debt issue costs	81	(c)17	1	99
PCS license	662	-	-	662
Band B license (Paraguay)	123	-	13	136
Rights of use	69	19	-	88
Exclusivity agreements	98	-	-	98
Trademarks	8	-	-	8
Total as of December 31, 2005	1,472	36	16	1,524

Total as of December 31, 2004	1,440	24	8	1,472

	Amortization				Net	Net
Principal account	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Accumulated as of the end of the year	carrying value as of December 31, 2005	carrying value as of December 31, 2004
Software obtained or developed for internal use	(373)	(21)	(3)	(397)	36	58
Debt issue costs	(78)	(4)	(1)	(83)	16	3
PCS license	(71)	-	-	(71)	591	591
Band B license (Paraguay)	(89)	(15)	(9)	(113)	23	34
Rights of use	(23)	(4)	-	(27)	61	46
Exclusivity agreements	(60)	(4)	-	(64)	34	38
Trademarks	(5)	-	-	(5)	3	3
Total as of December 31, 2005	(699)	(a)(48)	(13)	(760)	764	773

Total as of December 31, 2004	(595)	(b)(99)	(5)	(699)	773

a)                 An amount of $(39) is included in cost of services, $(5) in selling expenses, $(2) in financial results, net and $(2) in Gain on debt restructuring.

b)                An amount of $(43) is included in cost of services, $(4) in general and administrative expenses, $(47) in selling expenses and $(5) in financial results, net.

c)                 Corresponds to the issuance of Personal’s Notes.

16.                     Other financial statement information (continued)

(c) Securities and equity investments

Issuer and characteristic of the securities	Type	Nominal value/ Market value	Number of securities/ shares	Net realizable value as of December 31, 2005	Cost value as of December 31, 2005	Book value as of December 31, 2005	Book value as of December 31, 2004
CURRENT INVESTMENTS
Government bonds
Secured 2018 Bond		$1	8,399,999	12	9	12	10
Discount Peso Bond		$1	11,358,852	15	11	15	-
Discount US$ Bond		US$1	3,894,131	13	11	13	-
Argentina 2004 Bond		US$1		-	-	-	79
Other bonds		Euro 1		-	-	-	218
Total government bonds				40	31	40	307
Mutual funds
ROBLE$		$1.1	4,579,912	5	5	5	-
Other		$1		-	-	-	41
Total mutual funds				5	5	5	41
Equity investments
Intelsat Ltd.				-	-	-	8
Total equity investments				-	-	-	8
Total current investments				45	36	45	356

(d) Current investments

	Cost as of	Book value as of
	December 31, 2005	December 31, 2005	December 31, 2004

CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$319	$319	$2,625
In Argentine pesos	240	240	252
Subtotal	559	559	2,877
With an original maturity of more than three months
In foreign currency	$-	$-	$411
In Argentine pesos	-	-	52
Subtotal	-	-	463
Total current investments	$559	$559	$3,340

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2005
Deducted from current assets
Allowance for doubtful accounts receivables	104	29	-	(32)	101
Allowance for obsolescence of inventories	3	7	-	(1)	9
Impairment loss on the Argentina 2004 bond	56	-	-	(56)	-
Allowance for doubtful accounts	-	6	-	-	6
Allowance for other assets	-	-	1	-	1
Total deducted from current assets	163	42	1	(89)	117
Deducted from non-current assets
Valuation allowance of deferred tax assets (c)	695	-	-	(415)	280
Allowance for doubtful accounts	6	4	-	-	10
Allowance for other assets	-	11	(1)	-	10
Total deducted from non-current assets	701	15	(1)	(415)	300
Total deducted from assets	864	(a)57	-	(504)	417

Included under current liabilities
Provision for commissions	14	86	-	(48)	52
Provision for contingencies	16	-	55	(13)	58
Total included under current liabilities	30	86	55	(61)	110
Included under non-current liabilities
Provision for contingencies	214	88	(55)	-	247
Total included under non-current liabilities	214	88	(55)	-	247
Total included under liabilities	244	(b)174	-	(61)	357

(a)             Includes $29 in selling expenses and $28 in other expenses, net.

(b)            Includes $86 in selling expenses and $88 in other expenses, net.

(c)             As of December 31, 2005 and 2004 this allowance is included in Taxes payable non-current.

16.                     Other financial statement information (continued)

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2004
Deducted from current assets
Allowance for doubtful accounts receivables	112	5	-	(13)	104
Allowance for obsolescence of inventories	2	1	-	-	3
Impairment loss on the Argentina 2004 bond	-	56	-	-	56
Total deducted from current assets	114	62	-	(13)	163
Deducted from non-current assets
Valuation allowance of deferred tax assets (c)	457	238	-	-	695
Allowance for doubtful accounts	5	1	-	-	6
Total deducted from non-current assets	462	239	-	-	701
Total deducted from assets	576	(d)301	-	(13)	864

Included under current liabilities
Provision for commissions	1	25	-	(12)	14
Provision for contingencies	14	-	20	(18)	16
Total included under current liabilities	15	25	20	(30)	30
Included under non-current liabilities
Provision for contingencies	210	24	(20)	-	214
Total included under non-current liabilities	210	24	(20)	-	214
Total included under liabilities	225	(e)49	-	(30)	244

(d)            Includes $5 in selling expenses, $2 in other expenses, net, $56 in financial results, net and $238 in income tax expenses.

(e)             Includes $25 in selling expenses and $24 in other expenses, net.

(f) Cost of services

	Years ended December 31,
	2005	2004	2003
Inventory balance at the beginning of the year	$82	$16	$18
Plus:
Purchases	664	326	38
Holding results on inventories	(14)	(6)	(5)
Wireless handsets lent to customers at no cost (a)	(3)	(8	(3)
Replacements	(3)	(9	(10)
Cost of services (Note 16.h)	3,091	2,731	2,621
Less:
Inventory balance at year end	(113)	(82	(16)
COST OF SERVICES	$3,704	$2,968	$2,643

(a)             Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Years ended December 31,
	2005	2004	2003
Handsets
Net sales	$332	$136	$16
Cost of sales	(613)	(237)	(22)
Gross loss from handsets	$(281)	$(101)	$(6)
Services
Net sales	$5,386	$4,358	$3,737
Cost of sales	(3,091)	(2,731)	(2,621)
Gross profit from services	$2,295	$1,627	$1,116
TOTAL GROSS PROFIT	$2,014	$1,526	$1,110

16.                               Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of December 31, 2005				As of December 31, 2004
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	G	6,545	0.00049	$3	$-
Bank accounts	US$	2	3.03200	7	12
		¥453	0.02575	12	-
	G	2,036	0.00049	1	1
Investments
Time deposits	US$	81	3.03200	244	1,517
	EURO	20	3.58690	73	1,515
	G	2,904	0.00049	2	4
Government bonds	EURO	-	-	-	218
	US$	4	3.03200	13	79
Impairment loss on the Argentina 2004 bond	US$	-	-	-	(56)
Accounts receivable
	US$	12	3.03200	35	48
	G	50,970	0.00049	26	41
Related parties	US$	1	3.03200	4	-
Other receivables
Tax credits	G	4,528	0.00049	2	3
Prepaid expenses	US$	-	3.03200	-	2
Others	US$	-	3.03200	-	10
	G	3,579	0.00049	1	1
Total assets				$423	3,395
Current liabilities
Accounts payable
Suppliers	US$	37	3.03200	$111	$169
	G	12,646	0.00049	6	6
	SDR	-	-	-	5
	EURO	4	3.58690	15	5
Deferred revenues	G	9,394	0.00049	5	2
Related parties	US$	-	-	-	14
Debt
Notes - Principal	US$	172	3.03200	521	644
	EURO	47	3.58690	168	4,709
		¥1,078	0.02575	28	-
Banks loans and others - Principal	US$	3	3.03200	9	1,026
		¥-	-	-	80
Fixed assets financing - Principal	US$	-	-	-	978
	EURO	-	-	-	157
		¥-	-	-	340
Accrued interest	US$	12	3.03200	37	369
	EURO	5	3.58690	17	851
		¥43	0.02575	1	26
Derivatives	US$	15	3.03200	46	-
Penalty interest	US$	-	-	-	92
	EURO	-	-	-	71
		¥-	-	-	7
Salaries and social security payable
Vacation, bonuses and social security payable	G	2,036	0.00049	1	-
Taxes payable
Income tax	G	17,087	0.00049	8	1
VAT	G	2,036	0.00049	1	-
Other liabilities
Other	US$	1	3.03200	3	-
	G	1,060	0.00049	1	1
Non-current liabilities
Debt
Notes - Principal	US$	679	3.03200	2,060	-
	EURO	404	3.58690	1,448	-
		¥9,327	0.02575	240	-
Banks loans and others - Principal	US$	99	3.03200	299	1,260
Gain on discounting of debt	US$	(13)	3.03200	(38)	(41)
	EURO	(54)	3.58690	(193)	-
		¥(1,784)	0.02575	(46)	-
Derivatives	US$	10	3.03200	31	-
Taxes payable
Deferred tax liabilities	G	4,073	0.00049	2	6
Other liabilities
Deferred revenue on sale of capacity	US$	11	3.03200	32	29
Total liabilities				$4,813	$10,807

(i)                US$ = United States dollars; SDR = Special drawing rights; G= Guaraníes; ¥ = Yen.

16.                               Other financial statement information (continued)

(h) Expenses

	Expenses			Year ended
	Cost of services	General and administrative	Selling	December 31, 2005
Salaries and social security	$321	$123	$242	$686
Depreciation of fixed assets	1,278	38	138	1,454
Amortization of intangible assets	39	-	5	44
Taxes	140	13	24	177
Turnover tax	218	-	-	218
Maintenance, materials and supplies	244	12	49	305
Transportation and freight	14	5	28	47
Insurance	5	1	6	12
Energy, water and others	37	4	9	50
Bad debt expense	-	-	29	29
Interconnection costs	144	-	-	144
Cost of international outbound calls	94	-	-	94
Lease of circuits	48	-	-	48
Rental expense	47	3	10	60
Fees for services	30	50	79	159
Advertising	-	-	152	152
Agent commissions and distribution of prepaid cards commissions	-	-	386	386
Other commissions	-	-	82	82
Roaming	115	-	-	115
Charges for TLRD	271	-	-	271
Others	46	2	22	70
Total	$3,091	$251	$1,261	$4,603

	Expenses			Year ended
	Cost of services	General and administrative	Selling	December 31, 2004

Salaries and social security	$295	$97	$202	$594
Depreciation of fixed assets	1,342	36	174	1,552
Amortization of intangible assets	43	4	47	94
Taxes	103	5	27	135
Turnover tax	166	-	-	166
Maintenance, materials and supplies	184	6	43	233
Transportation and freight	9	3	23	35
Insurance	16	4	5	25
Energy, water and others	25	7	10	42
Bad debt expense	-	-	5	5
Interconnection costs	135	-	-	135
Cost of international outbound calls	82	-	-	82
Lease of circuits	46	-	-	46
Rental expense	39	4	12	55
Fees for services	26	49	28	103
Advertising	-	-	93	93
Agent commissions and distribution of prepaid cards commissions	-	-	177	177
Other commissions	-	13	48	61
Roaming	65	-	-	65
Charges for TLRD	137	-	-	137
Others	18	4	3	25
Total	$2,731	$232	$897	$3,860

16.                               Other financial statement information (continued)

	Expenses			Year ended
	Cost of services	General and administrative	Selling	December 31, 2003

Salaries and social security	$262	$91	$154	$507
Depreciation of fixed assets	1,501	49	218	1,768
Amortization of intangible assets	45	2	62	109
Taxes	92	2	25	119
Turnover tax	137	-	-	137
Maintenance, materials and supplies	116	8	40	164
Transportation and freight	6	3	19	28
Insurance	18	4	5	27
Energy, water and others	26	5	7	38
Bad debt expense	-	-	11	11
Interconnection costs	136	-	-	136
Cost of international outbound calls	76	-	-	76
Lease of circuits	38	-	-	38
Rental expense	32	5	9	46
Fees for services	22	37	41	100
Advertising	-	-	44	44
Agent commissions and distribution of prepaid cards commissions	-	-	96	96
Other commissions	-	13	51	64
Roaming	39	-	-	39
Charges for TLRD	62	-	-	62
Others	13	3	2	18
Total	$2,621	$222	$784	$3,627

(i)                                    Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables		Accounts payable	Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	-	185		-		-	-		-	-	-
Not due
First quarter 2006	602	503		60		811	39		58	206	22
Second quarter 2006	-	14		3		2	464		10	18	5
Third quarter 2006	-	3		3		-	17		9	-	1
Fourth quarter 2006	-	-		10		11	414		27	-	3
Jan. 2007 thru Dec. 2007	-	-		107		-	1,070		6	-	4
Jan. 2008 thru Dec. 2008	-	-		5		-	1,047		7	-	4
Jan. 2009 and thereafter	-	-		157		-	2,127		17	-	74
Not date due established	2	-		-		-	(277)		-	92	(4)
Total not due	604	520		345		824	4,901		134	316	109
Total as of December 31, 2005	604	705		345	(a)	824	4,901		134	316	109

Balances bearing interest	602	210		-		-	4,901		-	-	22
Balances not bearing interest	2	495		345		824	-		134	316	87
Total	604	705		345		824	4,901		134	316	109

Average annual interest rate (%)	4.99		(b)	-		-		(c)	-	-	-

(a)          There are payables in kind that amounted to $1.

(b)         See Note 8.

(c)          $139 bear 50% over the Banco Nación Argentina notes payable discount rate and $71 bear 18.85%.

17.                               Subsequent events

❖       Extraordinary Meeting of Noteholders- Consent Solicitation

On February 24, 2006, Telecom Argentina called for an extraordinary meeting of note holders to be held on March 27, 2006. Telecom Argentina is soliciting the consent of note holders to amend the Trust Agreement dated August 31, 2005 entered into by Telecom Argentina and the Bank of New York as Trustee, Payment Agent, Transfer Agent and Registrar. The proposed amendments are as follows:

(i)                           Amend Clauses (a) and (c) of Section 3.17 “Limitation on Capital Expenditures” to eliminate Personal’s restriction to its capacity to make capital expenditures;

(ii)                        Amend Section 3.21 “Reinvestment of Dividends Paid by Personal” to eliminate it in its entirety. This section establishes that Telecom Argentina should reinvest in Personal any dividend received by Personal; and

(iii)                     Eliminate certain definitions, such as, “Personal Permitted Capital Expenditures” and “Personal Distribution Payment”

17. Subsequent events (continued)

Pursuant to the Trust Agreement, any proposed amendment will be binding to all parties provided that an affirmative vote of at least the majority of the US dollar equivalent of the outstanding principal amount of the notes (voting as one class) is obtained from note holders present and/or represented in a meeting with the required quorum. The required quorum to hold a meeting on first call is at least 60% of the outstanding principal amount of the notes, while to hold a meeting on second call the required quorum is at least 30% of the outstanding principal amount of the notes.

Telecom Argentina has agreed to pay a consent fee to beneficial holders of the notes who shall give instructions to vote the amendments favorably provided the amendments are approved and become binding. The consent fee will be equal to 0.5% of the outstanding principal amount of the notes for which instructions are received.

Telecom Argentina shall also pay a processing fee to those holders who process instructions received from beneficial holders provided that the outstanding principal amount of the beneficiary holder is equal or lower to US$ 500,000 or its equivalent in other currencies. The processing fee will be equal to 0.25% of the outstanding principal amount of the notes for which instructions are received.

❖       Refinancing of Nucleo’s financial debt

On February 27, 2006, Nucleo cancelled its remaining financial debt with banks, which had been refinanced in November 2004 (equivalent to US$ 4.4 million), together with a part of Personal’s Promissory Note (equivalent to US$ 3.5 million). The funds used for said cancellations derived from two loans from Paraguayan banks for a total amount of
US$ 5.9 million, and from Nucleo’s own funds (US$ 2 million).

The terms and conditions of the new loans entered into between Nucleo and the Paraguayan banks include, among other standard provisions for this type of transaction, the following clauses:

✓              the reimbursement of the loan and the payment of compensation shall be made in semiannual payments, the later of which to be paid on February 27, 2009.

✓              the debt shall accrue interest at an annual nominal rate of 5.9% for its effective first year, and shall be adjusted according to LIBOR variations, in accordance with the conditions of each contract in particular.

Additionally, and among other standard provisions for this type of transaction, the new contracts stipulate that Nucleo is bound to comply with requirements related to the maintenance of the financial ratios (as, for example, Net financial debt/ EBITDA, Financial debt/equity and liquidity ratio).

❖         Letter of Understanding with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”) (Renegotiation and Analysis of Contracts of Public Services Division)

On March 6, 2006, Telecom Argentina signed a Letter of Understanding with the UNIREN on behalf of the Argentine Government. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter shall constitute the necessary background for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones (Minutes of Agreement of the Renegotiation) approved by Decree No. 2,332/90, as stated in Section 9 of Law No. 25,561.

The main terms and conditions of the Letter of Understanding include:

❖      The technical supervising offices (CNC and UNIREN) have determined that Telecom Argentina satisfactorily complied with most requirements contemplated in the Transfer Agreement and by the regulatory framework; and those requirements not fulfilled had been dealt with through sanctions; matters relating to Telecom Argentina’s usual and regular activities as a Licensee remain pending, and shall be determined by June 30, 2006;

❖      Telecom Argentina’s commitment to invest in the technological development and updating of its network;

❖      Telecom Argentina’s commitment to the achievement of its long-term service quality goals;

❖      The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the current regulatory framework;

❖      The Argentine Government’s commitment to create an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications companies that shall take part in the process;

17.                     Subsequent events (continued)

❖      Telecom Argentina’s commitment and the commitment of its indirect stockholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and to the License granted to Telecom Argentina by Decree No. 2,347/90, after 30 days from the end of the public hearing which shall be convened to deal with the Letter of Understanding have elapsed, and to discontinue said claims, appeals and petitions after the Minutes of Agreement of the Renegotiation have been ratified;

❖      An adjustment shall be made to increase the ending termination charge of international incoming calls to a local area to be equivalent to international values, which is at present strongly depreciated;

❖      Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

The Letter of Understanding shall be subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions shall form the foundation for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve said Minutes.

EXHIBIT INDEX

Exhibits
1.1	Estatutos (Restated bylaws) of Nortel which include its corporate charter (English translation) (incorporated by reference to Nortel’s Annual Report on Form 20-F for 2003).
2(a).1	Terms of Issuance of the Series B Preferred Shares, together with an English translation (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).
2(a).2	Form of Deposit Agreement (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).
2(b).1	Acuerdo Preventivo Extrajudicial Agreement dated as of August 23, 2004 (incorporated by reference to Telecom’s annual report on Form 20-F/A for 2004 dated June 30, 2005).
2(b).2

Indenture dated August 31, 2005 between Telecom Argentina S.A. as Issuer and The Bank of New York as Trustee, Registrar, Paying Agent and Transfer Agent (incorporated by reference to Telecom’s report on Form 6-K dated January 27, 2006).

2(b).3

First Supplemental Indenture, dated as of March 27, 2006, between Telecom Argentina S.A. as Issuer and The Bank of New York as Trustee, Registrar, Paying Agent and Transfer Agent for Series A Notes due 2014 and Series B Notes due 2011 (incorporated by reference to Telecom’s report on Form 6-K dated April 12, 2006).

2(b).4

Indenture dated December 22, 2005 between Telecom Personal S.A. as Issuer, JPMorgan Chase Bank, N.A. as Trustee, Co-Registrar, New York Paying Agent and New York Transfer Agent, JPMorgan Bank Luxembourg S.A. as Luxembourg Paying Agent and Transfer Agent, Banco Río de la Plata S.A., as Argentina Paying Agent and Transfer Agent and Registrar and JPMorgan Chase Bank N.A., Sucursal Buenos Aires, as Trustee’s Representative.*

8.1	List of subsidiaries (incorporated by reference to Telecom Argentina S.A.’s Annual Report filed on Form 20-F for 2005).
11.1	Code of Business Conduct and Ethics of Nortel (incorporated by reference to Nortel’s annual report on Form 20-F for 2004 dated June 29, 2005).
11.2	Code of Business Conduct and Ethics of Nortel (English translation)(incorporated by reference to Nortel’s annual report on Form 20-F for 2004 dated June 29, 2005).
12.1	Certification of the General Manager and Sole Officer of Nortel Inversora S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
13(a)	Certification of the General Manager and Sole Officer of Nortel Inversora S.A. pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
15(a)

Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina—Inversiones S.L., dated September 9, 2003. (incorporated by reference to Exhibit 4.3 to Nortel’s Annual Report on Form 20-F for 2003).

15(b)	Annual Report on Form 20-F, dated June 30, 2006, for the year ended December 31, 2005, of Telecom Argentina S.A. filed by Telecom (No. 1-13464).

*                    Pursuant to Instruction 1(b)(i) to Item 19 of Form 20-F, we undertake to furnish this document upon request of the Commission.

**             Our General Manager and Sole Officer acts as both the principal executive officer and principal financial officer.