Form 20-F
period 2006-12-31
NORTEL INVESTMENTS INC
filed 2007-06-28
CIK 877691

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2006

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

CERTAIN DEFINITIONS

Capitalized terms used but not defined in this Annual Report on Form 20-F for the year ended December 31, 2006 of Nortel Inversora S.A. (“Nortel” or the “Company”) (File No. 1-14270) (the “Form 20-F” or the “Annual Report”) have the meaning assigned to them in the Annual Report on Form 20-F for the year ended December 31, 2006 of Telecom Argentina S.A. (“Telecom”) (File No. 1-13464) (the “Telecom Form 20-F”) included as an exhibit hereto.

The term “Nortel Inversora” refers to Nortel Inversora S.A. excluding its consolidated subsidiaries, unless otherwise indicated.

PRESENTATION OF FINANCIAL INFORMATION

In this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms, “we”, “us”, “our”, “the Company” and “Nortel” refer to Nortel Inversora S.A. and its consolidated subsidiaries, unless otherwise indicated.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries Telecom Personal S.A., Núcleo S.A., Telecom Argentina USA Inc., Publicom S.A. and Micro Sistemas S.A.. The terms “Telecom Group” or “Telecom” refer to Telecom Argentina S.A. and its consolidated subsidiaries. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries.

The terms “Telecom Personal” or “Personal” refer to Telecom Personal S.A., Telecom Argentina’s subsidiary engaged in the provision of wireless communication services in Argentina. The term “Núcleo” refers to Núcleo S.A., Telecom Personal’s consolidated subsidiary engaged in the provision of wireless communication services in Paraguay.

Consolidated Financial Statements. Our Consolidated Financial Statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-67 of this Annual Report.

The Consolidated Financial Statements are presented in Argentine Pesos and are prepared in accordance with Argentine GAAP considering the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission (“CNV”). Differences exist between Argentine GAAP and US GAAP which might be material to the financial information herein. Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities Exchange Commission (“SEC”). See Note 14 to our Consolidated Financial Statements contained elsewhere in this Annual Report for a description of the principal differences between Argentine GAAP and US GAAP, as they relate to us, and a reconciliation to US GAAP of net income (loss) and shareholders’ equity.

Exchange Rates. In this Form 20-F, except as otherwise specified, references to “$”, “US$” and “dollars” are to U.S. dollars, references to “P”, “P$” and “pesos” are to Argentine pesos and references to “euro” or “€” are to the single currency of the participants in the European Economic and Monetary Union. The exchange rate between the dollar and the peso as of December 31, 2006 was P$3.062=US$1.00. Prior to January 6, 2002, the exchange rate had been fixed at one peso per U.S. dollar in accordance with the Convertibility Law during the period April 1, 1991 through January 6, 2002. However, as a result of the elimination of the fixed exchange rate and the devaluation of the peso, the exchange rate between the dollar and the peso has since declined substantially. As of June 26, 2007, the exchange rate (ask price) was P$3.09=US$1.00. Unless otherwise indicated, our Consolidated Financial Statements use the exchange rate as of each relevant date or year-end quoted by Banco de la Nación Argentina (“Banco Nación”). Such translation should not be construed as representing that the peso amounts actually represent actual dollar amounts or that any person could convert the peso amounts into dollars at the rate indicated or at any other exchange rate. For more information regarding historical exchange rates and the peso, see: “Item 3—Key Information—Exchange Rates”. We have provided, as a convenience, translations as of December 31, 2006 for other currencies which are mentioned in this Annual Report, including the Japanese yen (P$2.574=¥100), and the euro (P$4.039=€1).

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

However, as a result of the inflationary environment in Argentina and the conditions created by Law No. 25,561, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (the Professional Council of Economic Sciences of the City of Buenos Aires – CPCECABA) approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

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

In October 2003, the CPCECABA discontinued inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. The impact of not adjusting for the effects of inflation has not been material to the consolidated financial statements of the Company prepared under Argentine GAAP as of December 31, 2006 and 2005, and for the years then ended. The impact of not adjusting for the effects of inflation has been material to the 2004 consolidated financial statements prepared under Argentine GAAP. Under US GAAP, the effect of not accounting for the effects of inflation through September 30, 2003, has been material to the information presented for all periods.

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

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this Annual Report or incorporated by reference from the Telecom Form 20-F contains information that is forward-looking, including, but not limited to:

•	the impact of the emergency laws and subsequent related laws enacted by the Argentine Government;

•	Telecom’s expectations for its future performance, revenues, income, earnings per share, capital expenditure, dividends, liquidity and capital structure;

•	the implementation of our and Telecom’s business strategy;

•	the effects of Telecom’s debt restructuring process;

•	Telecom’s expectations regarding payments and prepayments of outstanding indebtedness;

•	the effects of operating in a competitive environment; and

•	the outcome of certain legal proceedings.

This Annual Report contains certain forward-looking statements and information relating to the Company and Telecom that are based on the current expectations, estimates and projections of its management and information currently available to the Company. These statements include, but are not limited to, statements made in “Item 5—Operating and Financial Review and Prospects” under the captions “Critical Accounting Policies” and “Trend Information” and other statements about our and the Telecom Group’s strategies, plans, objectives, expectations, intentions, capital expenditures, and assumptions and other statements contained in this Annual Report that are not historical facts. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and “project” and other similar expressions are generally intended to identify forward-looking statements.

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

(a) Selected Consolidated Financial Data

The following tables set forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2006. Our consolidated selected financial data should be read in conjunction with, and are qualified in their entirety by, our Consolidated Financial Statements and “Item 5—Operating and Financial Review and Prospects”.

Our selected consolidated income statement data for the years ended December 31, 2006, 2005 and 2004 and the selected consolidated balance sheet data as of December 31, 2006 and 2005 have been derived from our Consolidated Financial Statements included elsewhere in this Annual Report. Our selected consolidated balance sheet data as of December 31, 2004 has been derived from our Consolidated Financial Statements as of December 31, 2004 and 2003 and for the three years in the period ended December 31, 2004, which are not included in this Annual Report.

Our selected consolidated income statement data for the years ended December 31, 2003 and 2002 and our selected consolidated balance sheet data as of December 31, 2003 and 2002 have been derived from our Consolidated Financial Statements as of December 31, 2003 and 2002 and for the three years in the period ended December 31, 2003. The Consolidated Financial Statements as of December 31, 2003 and 2002 and for the three years in the period ended December 31, 2003 are not included in this Annual Report.

These data are set forth in accordance with Argentine GAAP and US GAAP for all periods presented. See Note 14 to the Consolidated Financial Statements in Item 18 for information regarding certain differences between Argentine GAAP and US GAAP.

As further discussed in Note 3.c to the Consolidated Financial Statements, we discontinued restating our financial statements into constant currency effective March 1, 2003, as required by a CNV resolution. Argentine GAAP required companies to restate financial statements for inflation through September 30, 2003. As stated in footnote 1 to the selected consolidated income statement and balance sheet data, figures for the year ended December 31, 2003 reflect adjustments for inflation until February 28, 2003 and figures for the year ended December 31, 2002 were restated in constant pesos as of February 28, 2003 for comparative purposes only. See “Presentation of Financial Information—Inflation Accounting”.

Recent Accounting Pronouncements

As explained in “Item 5—Operating and Financial Review and Prospects—New Accounting Standards under Argentine GAAP”, on December 29, 2005 and January 26, 2006, the CNV approved, with certain amendments, Resolution CD No. 93/05 issued by the CPCECABA, which establishes new accounting and disclosure standards under Argentine GAAP. These standards have been effective for the Company since January 1, 2006. The adoption of these new standards did not have any impact on the Company’s financial position or results of operations, except for the classification of foreign currency translation adjustments as a component of equity. As of December 31, 2006, 2005, 2004, 2003 and 2002, the foreign currency translation adjustments were P$49 million, P$31 million, P$24 million, P$21 million and P$28 million, respectively.

Additionally, in December 2006, the CNV approved RT 23 of the FACPCE, which had been adopted by the CPCECABA, “Accounting for post-employment and other long-term employee benefits.” This standard will be effective for the Company as from January 1, 2008. However, as permitted by the CNV, we made use of the early adoption provisions and applied the standard as of January 1, 2007. The adoption of RT 23 did not have any impact on the Company’s financial position, results of operations and disclosure.

We maintain our financial books and records and prepare our financial statements in pesos in conformity with Argentine GAAP, which differ in certain aspects from US GAAP. For a summary description of the principal differences between Argentine GAAP and US GAAP, as they relate to us, see Note 14 to our Consolidated Financial Statements.

Supplementary Unconsolidated Financial Information

For information regarding our financial and operating results on an unconsolidated basis, see Note 13 to our Consolidated Financial Statements.

CONSOLIDATED SELECTED INCOME STATEMENT AND BALANCE SHEET DATA

	As of and for the Year Ended December 31,
	2006	2005	2004	2003	2002
	(P$ millions, except per share data)
INCOME STATEMENT DATA(1)
Argentine GAAP Amounts
Net sales	7,437	5,718	4,494	3,753	4,012
Cost of services, general and administrative and selling expenses	(6,527)	(5,216)	(4,097)	(3,649)	(4,220)
Operating income (loss)	910	502	397	104	(208)
Other, net(2)	(665)	(465)	(1,245)	(110)	(5,508)
Gain on debt restructuring, net	—	1,424	209	376	—
Income tax benefit (expense), net	17	(122)	(27)	7	1,304
Minority interest	(133)	(612)	305	(180)	2,009
Net income (loss)	129	727	(361)	197	(2,403)
Net income (loss) per ordinary share(3)	8.91	66.49	(37.37)	16.23	(232.78)
Net income (loss) per B Preferred Share(4)	30.97	231.15	(129.91)	56.36	(809.19)
US GAAP Amounts(6)
Operating income (loss)	826	441	440	51	(269)
Net income (loss)	202	491	(519)	222	(759)
Net income (loss) per ordinary share(3)	19.35	47.02	(49.70)	21.26	(72.69)
Net income (loss) per Series B Preferred Share(4)	67.25	163.46	(172.78)	73.9	(252.54)
BALANCE SHEET DATA(1)
Argentine GAAP Amounts
Current assets	1,771	1,550	4,450	3,198	2,123
Fixed assets, net	5,741	5,959	6,895	8,001	9,689
Total assets	8,719	8,565	12,339	12,284	12,961
Current liabilities	3,375	2,208	10,234	10,692	11,761
Current debt(5)	1,395	905	9,434	9,996	11,135
Non-current liabilities	3,141	4,443	1,540	365	345
Non-current debt(5)	2,703	3,996	1,219	86	145
Minority interest	1,036	886	268	570	391
Total shareholders’ equity	1,167	1,028	297	657	464
Total liabilities, minority interest and shareholders’ equity	8,719	8,565	12,339	12,284	12,961
US GAAP Amounts(6)
Total assets	8,813	8,713	12,692	11,644	12,175
Current liabilities	2,646	1,858	10,227	10,692	11,761
Non-current liabilities	5,537	6,701	3,330	939	824
Minority interest	684	408	(117)	242	30
Total shareholders’ equity (deficit)	(54)	(254)	(748)	(229)	(440)

(1)	Figures for the year ended December 31, 2003 have been adjusted to reflect inflation until February 28, 2003. Figures for year 2002 reflect the adoption of inflation accounting for the entire period and have been restated in constant pesos as of February 28, 2003 for comparative purposes. See “Presentation of Financial Information—Inflation Accounting”.
(2)	Other, net includes equity gain (loss) on equity investees, amortization of goodwill, financial results, net and other expenses, net.
(3)	Calculated based on 5,330,400 ordinary shares outstanding during each year; excludes from net income amounts accrued for the payment of dividends to holders of preferred stock.
(4)	Calculated based on 1,470,455 Series B Preferred Shares outstanding during each year. In April 1997, Nortel’s shareholders decided in an extraordinary meeting to amend the right of dividends, reducing the formula for the calculation of dividends on Series B Preferred Shares from 49.46% to 48.96% from June 16, 1997.

(5)	The amount of Telecom Argentina’s restructured debt recorded on the Company’s consolidated balance sheet as of December 31, 2006 has been discounted to its present value as required under Argentine GAAP. See “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Debt Restructuring Results”. As of December 31, 2006, such discount amounted to P$146 million. As of December 31, 2006, the outstanding nominal amount of total consolidated debt was P$4,244 million, including derivatives.
(6)	The following tables show the principal reconciling items between our consolidated selected Argentine GAAP and US GAAP amounts shown for all years presented. For a description of these differences please refer to Note 14 to the Consolidated Financial Statements.

	As of December 31,
	2006	2005	2004	2003	2002
Total assets under Argentine GAAP	8,719	8,565	12,339	12,284	12,961
Valuation differences:
Foreign-currency translation	(50)	(10)	5	8	79
Capitalization of foreign currency exchange differences	(210)	(314)	(443)	(566)	(762)
Other adjustments	(3)	6	6	7	1
Tax effects on US GAAP adjustments	75	110	155	198	269
Valuation allowance of deferred tax assets	—	—	(285)	(357)	(373)
Balance sheet classification differences:
Deferred income taxes	295	363	935	70	—
Other classifications(i)	(13)	(7)	(20)	—	—
Total assets under US GAAP	8,813	8,713	12,692	11,644	12,175

	As of December 31,
	2006	2005	2004	2003	2002
Total current liabilities under Argentine GAAP	3,375	2,208	10,234	10,692	11,761
Valuation differences:
Other adjustments	—	—	5	—	—
Tax effects on US GAAP adjustments	—	—	(2)	—	—
Valuation allowance of deferred tax assets	—	—	2	—	—
Balance sheet classification differences:
Deferred income taxes	—	—	—	—	—
Financial indebtedness	(716)	(348)	—	—	—
Other classifications(i)	(13)	(2)	(12)	—	—
Total current liabilities under US GAAP	2,646	1,858	10,227	10,692	11,761

	As of December 31,
	2006	2005	2004	2003	2002
Total non-current liabilities under Argentine GAAP	3,141	4,443	1,540	365	345
Valuation differences:
Redeemable preferred shares	815	708	579	484	436
Foreign-currency translation	(1)	(4)	(6)	—	—
Debt Restructurings	875	1,300	235	—	—
Telecom Personal Pre-APE Debt Restructurings	—	—	—	20	43
Other adjustments	3	3	—	—	—
Tax effects on US GAAP adjustments	(307)	(455)	(82)	(7)	(15)
Valuation allowance of deferred tax assets	—	—	137	7	15
Balance sheet classification differences:
Deferred income taxes	295	363	935	70	—
Financial indebtedness	716	348	—	—	—
Other classifications(i)	—	(5)	(8)	—	—
Total non-current liabilities under US GAAP	5,537	6,701	3,330	939	824

	As of December 31,
	2006	2005	2004	2003	2002
Total minority interest under Argentine GAAP	1,036	886	268	570	391
Valuation differences:
Foreign-currency translation	(16)	(4)	1	3	26
Telecom’s adjustments	(336)	(474)	(386)	(331)	(387)
Total minority interest under US GAAP	684	408	(117)	242	30

	As of December 31,
	2006	2005	2004	2003	2002
Total shareholders’ equity under Argentine GAAP	1,167	1,028	297	657	464
Valuation differences:
Redeemable Preferred shares	(815)	(708)	(579)	(484)	(436)
Foreign-currency translation	(49)	(7)	11	7	78
Capitalization of foreign currency exchange differences, net	(210)	(314)	(443)	(566)	(762)
Debt Restructurings	(875)	(1,300)	(235)	—	—
Personal Pre-APE Debt Restructurings	—	—	—	(20)	(43)
Other adjustments	(6)	3	1	7	1
Tax effects on US GAAP adjustments	382	565	239	205	284
Valuation allowance of deferred tax assets	—	—	(424)	(364)	(388)
Minority interest	352	479	385	329	362
Total shareholders’ equity (deficit) under US GAAP	(54)	(254)	(748)	(229)	(440)

	Years ended December 31,
	2006	2005	2004	2003	2002
Operating income (loss) under Argentine GAAP	910	502	397	104	(208)
Valuation differences:
Foreign-currency translation	6	2	1	(5)	(12)
Depreciation of foreign currency exchange differences	104	117	119	121	135
Other adjustments	(6)	(14)	(6)	(2)	(10)
Income statement classification differences:
Other expenses, net as operating loss under US GAAP	(188)	(166)	(71)	(167)	(174)
Operating income (loss) under US GAAP	826	441	440	51	(269)

	Years ended December 31,
	2006	2005	2004	2003	2002
Total net income (loss) under Argentine GAAP	129	727	(361)	197	(2,403)
Valuation differences:
Redeemable preferred shares	(107)	(129)	(95)	(48)	148
Translation of foreign-currency transactions as of 12/31/2001	—	—	—	—	3,552
Foreign-currency translation	(17)	(10)	9	(53)	64
Depreciation of foreign currency exchange differences	104	129	123	196	(762)
Debt Restructurings	418	(1,230)	(235)	—	—
Extinguishment of Personal’s and Núcleo’s restructured debts	7	165	—	—	—
Personal Pre-APE Debt Restructurings	—	—	20	23	(43)

	Years ended December 31,
	2006	2005	2004	2003	2002
Other adjustments	(2)	(5)	(6)	6	(5)
Tax effects on US GAAP adjustments	(185)	328	34	(79)	(960)
Valuation allowance of deferred tax assets	—	424	(60)	24	908
Minority interest	(145)	92	52	(44)	(1,258)
Total net income (loss) under US GAAP	202	491	(519)	222	(759)

(i)	Includes the classifications corresponding to the acquisition and sale of indefeasible right of use. No classification was recorded for revenue recognition (installation fees), since the amounts involved were immaterial. See Notes 14.II.g and 14.II.h to the Consolidated Financial Statements.

(b) Selected Unconsolidated Financial Data

We show below selected unconsolidated information for Nortel. The unconsolidated financial statements of the Company are not included in this Annual Report since they are not required for SEC reporting purposes. You can find certain condensed unconsolidated information in Note 13 to the Consolidated Financial Statements, included elsewhere in this Annual Report.

Our selected unconsolidated financial information, shown below, relating to the years ended December 31, 2006, 2005, 2004, 2003 and 2002 have been derived from our annual unconsolidated financial statements not included herein.

The selected unconsolidated financial information should be read in conjunction with: “Item 5—Operating and Financial Review and Prospects—(b) Unconsolidated” and the Financial Statements. Financial data shown in: “Item 5—Operating and Financial Review and Prospects—(b) Unconsolidated” will not correspond to the Consolidated Financial Statements because the Consolidated Financial Statements are prepared on a consolidated basis and therefore include the operations of Nortel’s subsidiary, Telecom. See Note 13 to the Financial Statements for unconsolidated financial information of Nortel.

Nortel Inversora’s unconsolidated financial statements account for its equity interest in Telecom Argentina through the equity method. Amounts included under the “Equity gain (loss) from related companies” caption of Nortel’s unconsolidated financial statements reflects approximately 54.74% of Telecom’s net income or loss for each of years 2002, 2003, 2004, 2005 and 2006.

	As of and for the Year ended December 31,
	2006	2005	2004	2003	2002
	(in millions of pesos, except per share data)
INCOME STATEMENT DATA:(1)
Equity gain (loss) from related companies	133	730	(364)	192	(2,402)
General and administrative expenses	(2)	(2)	(3)	(3)	(4)
Operating income (loss)	131	728	(367)	189	(2,406)
Financial results, net
Interest income	—	—	—	—	—
Interest expense	—	—	—	—	—
Other (including monetary results)	—	—	—	7	1
Total financial results, net	—	—	—	7	1
Other, net	(2)	(1)	7	1	2
Income tax	—	0	(1)	—	—
Net income (loss)	129	727	(361)	197	(2,403)
Net income (loss) per ordinary share(2)	8.91	66.49	(37.37)	16.23	(232.78)
OTHER DATA(1):
Cash dividends collected from subsidiary(3)	—	—	—	—	—
Cash dividends paid on Nortel’s preferred stock(4)	—	—	—	—	—

	As of and for the Year ended December 31,
	2006	2005	2004	2003	2002
	(in millions of pesos, except per share data)
Cash dividends paid on Nortel’s ordinary shares(4)	—	—	—	—	—
Total dividends paid	—	—	—	—	—
BALANCE SHEET DATA(1):
Total assets	1,169	1,030	299	665	483
Long-term debt	—	—	—	—	—
Retained earnings (accumulated deficit)	(121)	(250)	(977)	(616)	(813)
Total shareholders’ equity	1,167	1,028	297	657	463

(1)	Figures for the year ended December 31, 2003 reflect adjustments for inflation until February 28, 2003. Figures for year 2002 reflect the adoption of inflation accounting for the entire period and have been restated in constant pesos as of February 28, 2003 for comparative purposes.
(2)	Calculated based on 5,330,400 shares outstanding during each year; excludes from net income amounts accrued for the payment of dividends to holders of preferred stock.
(3)	At Telecom Argentina’s annual shareholders’ meetings for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, held on April 30, 2003, April 29, 2004, April 27, 2005, April 27, 2006 and April 27, 2007, respectively, Telecom Argentina’s shareholders decided that because of Telecom Argentina’s financial condition, results of operations and debt service obligations, Telecom Argentina would not pay dividends for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, respectively.
(4)	No dividends were paid for years 2002, 2003, 2004, 2005 and 2006. See “Item 8—Financial Information—Dividend Policy”.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See: “Item 10—Additional Information—Foreign investment and exchange controls in Argentina”.

	High	Low	Average(1)	End of Period
Year Ended December 31, 2002	3.90	1.55	3.24	3.37
Year Ended December 31, 2003	3.35	2.76	2.95	2.93
Year Ended December 31, 2004	3.06	1.95	2.94	2.98
Year Ended December 31, 2005	3.04	2.86	2.92	3.03
Year Ended December 31, 2006	3.11	3.03	3.07	3.06
Month Ended December 31, 2006	3.08	3.05	3.06	3.06
Month Ended January 31, 2007	3.11	3.06	3.09	3.11
Month Ended February 28, 2007	3.11	3.10	3.10	3.10
Month Ended March 31, 2007	3.11	3.10	3.10	3.10
Month Ended April 30, 2007	3.10	3.08	3.09	3.09
Month Ended May 31, 2007	3.09	3.08	3.08	3.08
Month Ended June 30, 2007 (through June 26, 2007)	3.09	3.07	3.08	3.09

(1)	Yearly data reflect average of month-end rates.

Sources: Banco de la Nación Argentina

On June 26, 2007, the closing exchange rate (ask price) quoted by Banco Nación was P$3.09=US$1.00.

Capitalization and Indebtedness

Not applicable

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should consider the following risks with respect to an investment in Nortel and investments in Argentine corporations that are not normally associated with investments in the securities of issuers in the United States and other jurisdictions.

Risks Relating to Argentina

Overview

Nortel’s single largest investment, Telecom Argentina, has substantially all of its property, operations and customers located in Argentina and most of Telecom Argentina’s indebtedness is denominated in or swapped to U.S. dollars. Accordingly, Telecom Argentina’s financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina and on the rates of exchange between the peso and the U.S. dollar. In the past several years, the Argentine economy has experienced a severe recession as well as a political crisis. The abandonment of dollar-peso parity in 2002 has led to significant devaluation of the peso against major international currencies, resulting in Telecom Argentina’s need to restructure its financial indebtedness. These conditions have affected and may continue to affect each of Nortel’s and Telecom Argentina’s financial condition and results of operations and may impair Telecom Argentina’s ability to make payments of principal and/or interest on its financial indebtedness and Nortel’s and Telecom Argentina’s ability to pay dividends.

Devaluation of the peso will adversely affect Telecom’s results of operations and its ability to service its debt obligations.

Since Telecom realizes a substantial portion of its revenues in Argentina in pesos, any devaluation in the peso will negatively affect the U.S. dollar value of its earnings while increasing, in peso terms, its expenses and capital costs denominated in foreign currency (including the costs of servicing its indebtedness denominated in foreign currencies). A significant depreciation in the Argentine peso against major foreign currencies also may have a material adverse impact on Telecom’s capital expenditure program.

The Argentine peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. Given the economic and political uncertainties in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these uncertainties will affect the consumption of services provided by the Telecom Group or Telecom’s ability to meet its debt obligations denominated in currencies other than the peso. Moreover, we cannot predict whether the Argentine Government will further modify its monetary policy and, if so, what impact any of these changes could have on the value of peso and, accordingly, on our financial condition and results of operations.

Substantial inflation may return, which would negatively impact Telecom Argentina’s margins.

Argentina experienced high levels of inflation during 2002, when the Argentine consumer price index increased 41% and the wholesale price index increased 118%. The level of inflation reflected both the effect of the peso devaluation on production costs and a substantial change in relative prices, partially offset by the elimination of public service rate adjustments and the large drop in demand resulting from the recession.

Although levels of inflation were lower in years 2003 and 2004, they began to increase in year 2005 and remained higher in year 2006. In 2003, the Argentine consumer price index increased by 3.7% and the wholesale price index increased by approximately 2.0%. In 2004, the Argentine consumer price index increased by 6.1% and the wholesale price index increased by 7.9%. In 2005, the Argentine consumer price index increased by 12.3% and the wholesale price index increased by 10.7%. In 2006, the Argentine consumer price index increased by 9.8% and the wholesale price index increased by 7.2%. In the four-month period ending on April 30, 2007, the consumer price index increased 3.0% and the wholesale price index increased 3.5%. The Argentine Government has implemented several actions in order to monitor and control prices of the most relevant goods and services. Despite the relatively moderate levels of inflation in recent years, it is possible that the Argentine economy will experience significant inflation in the future. If the BCRA issues significant amounts of currency to finance public sector spending to intervene in the foreign exchange market or to assist financial institutions in distress, or if the value of the peso cannot be stabilized by positive expectations for Argentina’s economic future and/or strict fiscal and monetary policies, an increase in inflation rates can be expected. In addition, public sector spending has increased in the past few months, a trend, that if it continues, may cause the government to incur a fiscal deficit and lead to inflation. Since Telecom derives the majority of its revenues from fees payable in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our rates would decrease its revenues in real terms and adversely affect our results of operations. As discussed below under “Risks Associated with Telecom and its Operations”, Telecom Argentina’s ability to increase its regulated rates is subject to approval of regulatory authorities. Telecom cannot guarantee that the permitted increases will be sufficient to counter inflationary pressures and cannot assure you that the results of any future rate negotiations will be favorable to Telecom and to its financial condition.

In addition, the Instituto Nacional de Estadística y Censos (the Argentine National Statistics and Census Institute, or “INDEC”) has undergone changes in management and its public credibility as the reference source in publishing Argentine inflation indexes has been negatively affected.

Future Argentine Government policies will likely significantly affect the economy as well as the operations of the telecommunications industry.

The Argentine Government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. Due to the Argentine economic crisis, the Argentine Government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. Under the Kirchner administration, the CNC has adopted new interpretations of applicable regulations and imposed fines on telecommunications companies, particularly incumbent operators such as Telecom. See “Item 8—Financial Information—Legal Proceedings” in the Telecom Form 20-F for more information. In addition, local municipalities in the regions where Telecom operates have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and wireless networks. Local and federal tax authorities have also brought an increasing number of claims against Telecom. Telecom disagrees with these proceedings and is contesting them. However, we cannot assure you that laws and regulations currently governing the economy or the telecommunications industry will not change, that the claims will be resolved in Telecom’s favor and that any changes will not adversely affect Telecom’s business, financial condition or results of operations.

In the event of further social or political crisis, companies in Argentina may also face the risk of further civil and social unrest, strikes, expropriation, nationalization, forced renegotiation or modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims.

Argentina continues to face considerable economic, legal and political uncertainty.

Although general economic conditions have shown improvement and political protests and social disturbances have diminished considerably since the economic crisis of 2001 and 2002, the rapid and radical nature of the changes in the Argentine social, political, economic and legal environment over the past several years have given rise to significant uncertainties about the country’s economic and political future. Despite recent economic growth, it is currently unclear whether the economic and political instability experienced over the past several years could recur and we cannot guarantee that Argentina will not return to a period of recession, higher inflation, unemployment and greater social unrest. If instability returns, there could be a material adverse effect on our results of operations and financial condition.

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

On September 17, 2004, the IMF approved the Argentine Government’s request to defer repayment of about US$1.1 billion. On January 10, 2005, Argentina launched a formal offer to restructure more than US$100 billion of defaulted debt. On March 3, 2005, the Argentine Government announced that 76% of its creditors had accepted the offer. On June 2, 2005, new securities totaling approximately US$35.3 billion were issued by the government and corresponding debt service payments were made. Finally, in January 2006, the Argentine Government completed an early repayment of all of its outstanding indebtedness with the IMF, an amount of approximately US$10.0 billion. However, there can be no assurance that the Argentine Government will not default on its obligations under the new bonds in the event that it experiences another economic crisis. In addition, Argentina will have to withstand any legal actions that may be filed by bondholders who did not accept the Argentine Government’s 2005 exchange offer.

It remains too early to assess what effects, if any, the 2005 sovereign debt restructuring will have on long-term investor confidence, the Argentine economy or on the government’s relationship with the holdouts. After the economic crisis in 2001, the Argentine Government has maintained a policy of fiscal surplus. To be able to repay its debt, the Argentine Government may be required to continue adopting austere fiscal measures that could adversely affect economic growth. A new default by the Government, could lead to a new recession, higher inflation and unemployment and social unrest, which would negatively affect our financial condition and results of operations. In addition, the Government’s default and its consequences may continue to affect the ability of private companies, including Telecom and Nortel, in obtaining access to capital markets or other forms of financing.

The Argentine banking system is still recovering from a collapse.

In recent years, the Argentine financial system has been characterized by extreme volatility. At the end of 2001 and during 2002, the Argentine Government restricted bank withdrawals and required the conversion of dollar deposits to pesos. This led to a significant decrease in commercial and financial activities, diminished spending and greatly increased social unrest, resulting in widespread public protests against financial institutions.

Argentina’s economic growth and the relative stability of the country’s exchange rate and inflation evidenced since 2003 have allowed a gradual accumulation of deposits in Argentine financial institutions and improved the liquidity of the financial system. Since 2003, overall bank deposits continued to improve. The recovery in deposits was originally restricted to those of a short-term nature (mainly in demand deposit accounts and saving accounts), but longer term certificates of deposit started to increase in the second half of 2004, allowing a recovery of overall bank financing to the private sector accompanied by growth rates of 26% in 2004, 38% in 2005 and 40% in 2006.

Despite this recovery, we cannot be sure that another collapse will not occur in the future. The Argentine banking system’s collapse or the collapse of one or more of the larger banks in the system would have a material adverse effect on the prospects for economic recovery and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on Telecom by resulting in lower usage of its services and the possibility of a higher level of delinquent or uncollectible accounts.

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

Risks Relating to Nortel

As a holding company, Nortel’s ability to meet its financial obligations and to pay dividends is dependent upon the receipt of cash dividends and other distributions paid on the common stock of Telecom that it owns. We have not paid any dividend since 2001 and do not expect to pay dividends in the near future.

Nortel is a holding company which owns shares of common stock of Telecom Argentina, Nortel’s sole substantial asset. As a holding company, Nortel’s ability to meet its financial obligations, and to pay dividends and other distributions (including mandatory redemption payments) on the Series A and B Preferred Shares is dependent upon the receipt of cash dividends and other distributions paid on the common stock of Telecom Argentina that it owns. Telecom Argentina and Nortel did not pay dividends for the years ended December 31, 2006, 2005, 2004, 2003 or 2002 and there can be no assurance that they will be able to pay dividends in the near future. The ability of Telecom Argentina and consequently Nortel, to pay dividends is subject to Telecom’s ability to generate sufficient cash from operations and is also subject to limits imposed by applicable Argentine law. In particular, under Argentine Companies Law, Telecom Argentina and Nortel may only declare dividends out of liquid and realized profits determined in accordance with Argentine GAAP and other applicable regulations and must allocate 5% of each year’s net income to a legal reserve until the total amount of such reserve equals 20% of its subscribed equity capital. In addition, as discussed in more detail in “Item 5—Operating and Financial Review and Prospects—Telecom’s Ongoing Restructuring Efforts”, the terms of the new notes that Telecom Argentina issued in its restructuring include, in addition to semi-annual scheduled payments of principal and interest, mandatory payments to be made semi-annually based on Telecom Argentina’s “excess cash” (as defined in the notes). The notes that Telecom Argentina issued pursuant to its debt restructuring also provide that if Telecom Argentina makes any Distribution Payment (a term which includes any dividend), then the minimum excess cash payment for the relevant period must be at least two and a half times such Distribution Payment. In addition, because Telecom Argentina used its legal reserve to absorb accumulated deficit, the Buenos Aires Stock Exchange has issued a notice to record owners of shares of Telecom Argentina indicating that, in accordance with Article 70 of the Argentine Companies Law, Telecom Argentina will not be permitted to distribute any dividends until it fully reconstitutes its legal reserve. As a result, Telecom Argentina does not expect to pay dividends in the near future.

In addition, the declaration and payment of dividends on Series B Shares is subject to the dividend and redemption payments on Nortel’s Series A Preferred Shares. Because Telecom Argentina did not pay dividends for the fiscal years ended December 31, 2002, 2003, 2004, 2005 and 2006, Nortel did not make any distributions on its Series A or Series B preferred shares for the years ended December 31, 2002, 2003, 2004, 2005 and 2006. Due to Telecom’s current financial condition, it is unlikely Telecom Argentina and Nortel will be able to pay dividends in the near future. Further, until 2007, Nortel is required to make redemption payments on its Series A Preferred Shares of P$55 million per year plus the adjustment coefficient set forth by Decree No. 214/02, also known as the “Coeficiente de Estabilización de Referencia” or “CER”. These redemption payments reduce the amount of cash which would otherwise be available to make dividend payments on Series B Preferred Shares and Nortel ordinary shares. Any redemption and dividend payments not declared nor paid by Nortel when due will bear interest at LIBOR. Therefore, even if Telecom Argentina does make dividend payments in future years, Nortel will be unable to use this dividend income to make dividend payments to the Series B preferred and ordinary shareholders until all of the accrued but unpaid amortization and dividends on the Series A Preferred Shares have been paid.

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

Sofora is Nortel’s principal shareholder, owning approximately 67.79% of Nortel’s capital stock as of the date of this report corresponding to 100% of common capital stock. Sofora is currently 50% owned by Telecom Italia Group, 48% owned by W de Argentina–Inversiones S.L, or W de Argentina–Inversiones (a company that is part of the Werthein Group de Argentina) and 2% owned by France Telecom Group. Through their ownership of Sofora, the Telecom Italia Group and W de Argentina–Inversiones S.L may jointly determine the outcome of any action requiring Nortel’s shareholders’ approval, including the ability to elect a majority of directors.

Nortel has been informed that pursuant to the shareholders’ agreement entered into between the Telecom Italia Group the Werthein Group, the Telecom Italia Group and W de Argentina–Inversiones S.L. have agreed amongst themselves certain matters relating to the election of directors of Nortel and Telecom and have given W de Argentina–Inversiones S.L. veto power with respect to certain matters relating to Nortel and Telecom.

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

Fluctuations in Nortel’s share price depend on various factors, some of which are outside of our control.

The market price of our shares is subject to change due to various factors which are outside of our control such as changes in market expectations, the likelihood that Telecom will pay us dividends, changes in measures used by investors, market liquidity, or analysts to value our stock or market trends unrelated to our performance. We cannot predict when such external factors will affect our stock price or whether their effects will be positive or negative.

Finally, currency fluctuations could impact the value of your investment. Although our ADRs listed on the New York Stock Exchange are U.S. dollar denominated securities, they do not eliminate the currency risk associated with an investment in an Argentine company.

Nortel’s consolidated financial statements under Argentine GAAP may not give you the same information as financial statements prepared under U.S. GAAP.

There is a lower level of regulation of the Argentine securities markets and of the activities of investors in these markets as compared with the securities markets in the United States and certain other developed countries. We maintain our financial books and records and prepares our financial statements in conformity with Argentine GAAP, which differs in certain significant aspects from US GAAP. See Note 14 to Nortel’s Consolidated Financial Statements for a description of the significant differences between Argentine GAAP and US GAAP as they relate to Nortel.

Risks Associated with Telecom and its Operations

It is possible that Telecom Argentina will not be able to pay the interest or the principal of its indebtedness.

Having successfully completed the restructuring of its financial indebtedness in August 2005, Telecom Argentina foresees being able to make payments of principal and interest on the notes it issued pursuant to its APE. Nonetheless, this expectation is based on certain assumptions regarding macroeconomic factors which could affect significant components of Telecom’s business.

If any of these assumptions are incorrect, or if there are unforeseen events which significantly and adversely affect Telecom’s operations or if restrictions are imposed on its ability to transfer funds abroad, it is possible that Telecom Argentina might not be in a position to make the interest and principal payments due under its indebtedness. Investments in Telecom’s securities, therefore involve a certain degree of risk. However, compliance with the prepayment provisions included in the terms and conditions of the Telecom Argentina notes issued pursuant to the APE resulted in April 2007 in the cancellation of the principal mandatory amortizations scheduled through October 2009 and 31.8% of the scheduled principal amortization payable in April 2010. Additionally, the net cash proceeds from the sale of the equity interest in Publicom S.A. were applied through payments made on May 24, 2007 that cancelled an additional 42.2% of the scheduled principal amortization payable in April 2010. After giving effect to this payment, Telecom Argentina has cancelled 74.0% of such scheduled principal amortization payment due April 2010 and the outstanding principal amount of Telecom Argentina indebtedness as of the date of this Annual report is approximately equivalent to US$846 million.

Under Argentine law, note holders are entitled to the benefits of the exemption from withholding tax on interest payments provided they comply with the requirements established by the Argentine negotiable obligations law. In addition, the terms and conditions of Telecom Argentina’s listed notes call for payments to be made without withholding or tax reductions or any other current or future government charge. Although Telecom Argentina has fully complied with the applicable regulation, we cannot assure you that notes will be entitled in the future to the benefits of the exemption from withholding tax provided in the Argentine negotiable obligations law. In the event Telecom Argentina’s notes do not qualify for the exemption, Telecom Argentina could be obliged to pay Argentine taxes on the listed notes and such obligation, if imposed, would generate additional unanticipated payments which could adversely affect its ability to satisfy its obligations under the notes and/or invest in its business.

Due to Telecom Personal’s debt service obligations and other funding needs related to the expansion of its business, Telecom Personal’s cash flow is being fully applied to meet its own requirements and, for the near future, is not available to Telecom Argentina. Accordingly, Telecom Argentina’s ability to satisfy the debt service obligations under its notes in the near future will depend principally on the free cash flow generation of Telecom Argentina (excluding the operations of Telecom Personal and its subsidiaries). As used herein, free cash flow means cash flows provided by operating activities and proceeds from sales of fixed and other assets, net of cash flows used in fixed asset and intangible asset acquisitions.

Given that the debt instruments of Telecom Argentina are not guaranteed by any of Telecom Argentina’s subsidiaries, such instruments will be subordinated structurally to indebtedness incurred by its subsidiaries with respect to any assets of those subsidiaries. Accordingly, upon the liquidation or reorganization of Telecom Argentina’s subsidiaries, its right to participate in any distribution of their assets is subject to the prior claims of creditors of the relevant subsidiary, including trade creditors. As of December 31, 2006, Telecom Argentina’s subsidiaries (among them, Telecom Personal and Núcleo) had liabilities reaching a total equivalent amount of US$775 million (including trade creditors and excluding inter-company obligations). Telecom Argentina’s subsidiaries’ cash and cash equivalents as of December 31, 2006 amounted to US$58 million. Subject to certain restrictions, Telecom Argentina’s subsidiaries can incur additional debt and all of that debt will be structurally senior to the debt instruments of Telecom Argentina.

Telecom Argentina’s ability to operate its business will be constrained by the indenture governing the notes that Telecom Argentina issued in connection with the APE.

The indenture governing the notes issued pursuant to Telecom Argentina’s APE contain certain standard operating and financial restrictions and covenants that could adversely affect Telecom Argentina’s ability to finance its future operations or capital needs or to engage in certain business activities. These agreements limit, and in some cases prohibit, except in certain permitted situations, Telecom Argentina’s ability to:

•	incur liens;

•	incur indebtedness;

•	sell certain types of assets;

•	enter into sale and leaseback transactions;

•	engage in transactions with Telecom’s shareholders and affiliates;

•	make capital expenditures not expressly permitted;

•	make restricted payments (including loans and investments);

•	impose payment restrictions affecting restricted subsidiaries;

•	issue equity interests of Telecom Personal resulting in a loss of control of Telecom Personal;

•	engage in other lines of business; or

•	engage in certain mergers.

In addition, the notes issued pursuant to Telecom Argentina’s APE contain cash sweep provisions which will require Telecom Argentina to use any “excess cash” as defined in the notes, to prepay Telecom Argentina’s notes, which will further limit Telecom Argentina’s ability to finance its future operations or capital needs. Due to accumulated losses and these debt service obligations we do not expect Telecom Argentina to be able to pay dividends in the next year.

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

The terms of the Series A and Series B notes that Telecom Argentina issued pursuant to the APE include mandatory prepayment terms that may require Telecom Argentina to prepay the principal amortization of the notes before their scheduled payment date. As of the date of this Annual Report, all principal amortization payments on the notes scheduled to be made through October 2009 and 74.0% of the principal amortization payments scheduled to be made in April 2010 have been paid and the outstanding principal amount of Telecom Argentina indebtedness as of the date hereof is approximately equivalent to US$846 million. All principal amortization payments were made on a pari passu basis, as required by the notes. In addition to making note payments (which are applied to prepay the remaining installments of the notes in direct order of maturity) or optional redemptions (which are applied pro rata at par value), Telecom Argentina may retire the notes through purchases of the notes in the secondary market if the notes are available for purchase at a price below their par value. Telecom Argentina provides no assurance regarding the amount, timing or mechanism for any prepayment or redemption of the notes.

Telecom is leveraged in foreign currency.

As of December 31, 2006, Telecom’s total nominal consolidated bank and financial indebtedness, denominated in dollars, euro and yen amounted to the equivalent of approximately US$1,322 million, including accrued but unpaid interest and related derivatives. Telecom’s total consolidated peso-denominated debt amounted to P$196 million, equivalent to US$64 million. As of December 31, 2006, Telecom’s nominal consolidated cash and cash equivalents denominated in dollars, euro and yen amounted to the equivalent of approximately US$122 million and Telecom’s total consolidated peso-denominated cash and cash equivalents amounted to P$288 million, the equivalent of US$94 million. Telecom’s leverage may impair its ability to service its indebtedness or obtain additional financing in the future, to withstand competitive pressure and adverse economic conditions or to take advantage of significant business opportunities that may arise.

In addition, Telecom Argentina’s subsidiary Telecom Personal is and will continue to be leveraged. As of December 31, 2006, Telecom Personal’s stand-alone outstanding debt was the equivalent of approximately US$385 million, of which a significant portion is denominated in US dollars. As of December 31, 2006, Telecom Personal’s total cash and cash equivalents denominated in dollars amounted to the equivalent of approximately US$31 million and Telecom Personal’s total peso-denominated cash and cash equivalents amounted to P$57 million, the equivalent of US$19 million.

The Pesification and freezing of rates may continue to adversely affect Telecom’s revenues.

In accordance with the Public Emergency Law, in January 2002, rates for basic telephony services and long-distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00. The rates Telecom Argentina may charge in the future will be determined by negotiation between Telecom Argentina and the Argentine Government. According to the Public Emergency Law, while undertaking these negotiations, the Argentine Government must consider the effect of these rates on the competitiveness of the general economy, the quality of the services, the investment plans, consumer protection and accessibility of the services and the profitability of public services companies such as Telecom Argentina. In connection with these negotiations, on May 20, 2004, Telecom Argentina and Telefónica de Argentina S.A. signed a Letter of Understanding with the Argentine Government whereby Telecom Argentina agreed, without waiving its right to continue negotiations, to maintain the current tariff structure charged to its customers for fixed line services until December 31, 2004 (the “Letter of Understanding 2004”).

On December 17, 2004, Law No. 25,972 was published in the Argentine Government’s Official Bulletin. The law extended the term for the renegotiation of public works and services contracts specified in Article 9 of the Public Emergency Law until December 31, 2005. Law No. 25,972 also stipulated that the Argentine Government would not be bound in its renegotiation of these contracts by any regulations with respect to public works and services currently in effect. The law also confirmed that the effectiveness of the Public Emergency Law would continue until December 2005. In January 2006, Law No. 26,077 was passed, extending the effectiveness through December 31, 2006 and, in December 2006, Law No. 26,204 again extended the effectiveness through December 31, 2007.

On March 6, 2006, Telecom Argentina executed a new Letter of Understanding (the “Letter of Understanding 2006”) with the Argentine Government pursuant to which Telecom Argentina will be permitted to raise certain rates and incorporate certain modifications to the current regulatory framework. Under the Letter of Understanding 2006, rate increases will be restricted to the termination charge for international incoming calls and the extension of the time bands for peak-hour tariffs applied to local and domestic long-distance calls. Please see “Item 4—Information on the Company—Regulatory Framework” in the Telecom Form 20-F.

The Letter of Understanding 2006 contemplated the signing and effectiveness of Minutes of Agreement of the negotiation upon the fulfillment of certain necessary steps. As of the date hereof, such fulfillment has yet to occur. Although we expect such fulfillment and effectiveness in the near future, we cannot guarantee if or when this will happen. We are unable to predict the outcome of the negotiations that are continuing with regard to further rate increases and the rate scheme which will be applied in the future. Moreover, we are unable to predict whether the Argentine Government, as a result of the current rate renegotiations, will impose additional conditions or requirements, and if these conditions or requirements are imposed, whether Telecom will be able to meet them.

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

Additionally, since the end of the year 2005, the Argentine Government had implemented various measures to control inflation such as price controls of certain goods and services. It is possible that services not currently regulated in this manner by the Argentine Government may be the subject of future price controls or that similar mechanisms affecting Telecom’s economic and financial situation may be implemented.

Telecom must comply with conditions in its licenses, some of which are outside of its control.

Telecom is subject to a complex series of laws and regulations with respect to most of the telecommunications services it provides. Telecom provides telecommunications services pursuant to licenses that are subject to regulation by various regulatory bodies. Any partial or total revocation of the licenses would be likely to have a material adverse impact on Telecom’s financial condition and results of operations. Telecom’s dissolution and the declaration of bankruptcy are events which may lead to a revocation of Telecom Argentina’s licenses.

Certain license conditions are not within Telecom Argentina’s control. For example, any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the regulatory authorities may result in the revocation of Telecom’s license.

In addition, the Telecom Italia Group and W de Argentina–Inversiones S.L are each required to maintain direct ownership of at least 15% of the common stock of Sofora.

Nortel owns all of Telecom Argentina’s Class A Ordinary Shares (51% of Telecom Argentina’s total capital stock) and approximately 8.35% of Telecom Argentina’s Class B Ordinary Shares (3.74% of Telecom Argentina’s total capital stock) which, in the aggregate, represents approximately 54.74% of Telecom Argentina’s total capital stock. Telecom Argentina is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of Telecom Argentina’s capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders.

Pursuant to the provisions of Telecom Argentina’s List of Conditions as amended by Resolutions S.C. No. 111/03 and No. 29/04: (i) any reduction of ownership of Nortel in the capital stock of Telecom Argentina to less than 51% without prior approval of the Regulatory Bodies; or (ii) any reduction of ownership of currently common shareholders in the capital stock with voting power of Nortel to less than 51% without prior approval of the Regulatory Bodies, may result in the revocation of Telecom Argentina’s telecommunications license.

Pursuant to the provisions of the Telecom Personal List of Conditions for STM, SRMC and PCS, the license holders of these services may not assign, transfer, encumber or dispose of the licenses or of the rights arising therefrom unless there is an authorization from the CNC.

Telecom operates in a competitive environment which may result in a reduction in its market share in the future.

Telecom competes with licensed provider groups, comprised of, among others, independent fixed line service providers, wireless (cellular) and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina. Groups with data transmission networks and other companies providing wireless services may be indirect competitors of Telecom Argentina and its subsidiaries to the extent those services may be substitutes for fixed wireline telephony. As of December 31, 2006, more than 200 licenses for local and/or long-distance services had been granted since the end of the exclusivity period.

Telecom expects that it will face pressure on the rates it charges for services and it could experience loss of market share for Voice, Data and Internet services as a result of this competition particularly in the long-distance service and Internet businesses. In addition, the market for wireless services is very competitive as certain of

Telecom’s competitors have substantial telecommunications experience. In 2004, Telefónica Móviles, S.A. (“Telefónica Móviles”), the wireless affiliate of Telefónica, S.A., acquired the Argentine wireless business of Companía de Radiocomunicaciones Moviles S.A. “Movicom” which resulted in Telefónica Móviles becoming Argentina’s largest wireless operator in terms of numbers of subscribers. The Internet services and wireless telecommunications markets, which Telecom expects will continue to account for an increasing percentage of Telecom’s revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the Voice, Data and Internet services market, Telecom must invest in its fixed-line network and information technology in order to maintain and improve service quality and to prepare the network for the development and provision of new services that require enhanced capacity. To remain competitive in the wireless telecommunications market, Telecom Personal must enhance its wireless networks principally by completing the migration from TDMA to GSM technology, start providing 3G services, expand its GSM network coverage, provide high service quality and attractive plans and facilitate the synergy between fixed and wireless communications. To remain competitive in the Internet services market, Telecom must constantly upgrade its access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of its services. In the Wireless segment, Telecom expects to continue to need to devote resources to customer retention and loyalty and to the replacement of handsets due to technological updates. These enhancements and the introduction of new services will demand increased capital expenditures. Telecom must also adapt to changing market conditions. Future technological developments may result in decreased customer demand for certain of Telecom’s services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, wireless network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. Responding to these changes may require Telecom to devote substantial capital to the development, procurement or implementation of new technologies.

Telecom also anticipates that it will have to devote significant resources to the refurbishment and maintenance of its existing network infrastructure. In addition, Telecom may have to repair or replace its equipment lost due to theft or vandalism.

Certain operating and financial restrictions under the terms of Telecom’s indebtedness (including limits on capital expenditures by Telecom Argentina) and the macroeconomic situation in Argentina may impede Telecom’s ability to successfully invest in, and implement, new technologies, coverage and services in a timely fashion. Accordingly, we cannot assure you that Telecom will have the ability to make needed capital expenditures and operating expenses. If Telecom is unable to make these expenditures, or if its competitors are able to invest in their businesses to a greater degree than Telecom is, Telecom’s competitive position will be adversely impacted.

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

Future allocations of wireless frequency bands may affect the competitiveness of the Argentine wireless industry and could impact Telecom Personal’s competitive position within it.

The SC is responsible for the allocation of bands in the wireless spectrum within promulgated regulations. Nortel and Telecom cannot guarantee that Telecom Personal’s requests to participate in the reallocation process related to the bands to be released by Telefónica Móviles will be granted, or that the frequency bands will not be reallocated to existing or future competitors of Telecom Personal, negatively affecting Telecom Personal’s competitive position and ability to offer cellular services to its customers on a competitive basis. See “Item 4—Information on the Company—Regulatory Framework—Regulations Applicable to PCS Services” in the Telecom Form 20-F for a detailed description of Telecom Personal’s license.

Telecom’s operations and financial condition could be affected by union activity and general labor unrest.

In Argentina, labor organizations have substantial support and have considerable political influence. The demands of Telecom’s labor organizations have increased recently as a result of the general labor unrest and dissatisfaction resulting from the disparity between the cost of living, (which was significantly affected by the increased level of inflation in the last two years) and salaries in Argentina as a result of the end of the Convertibility Law (although the Argentine Government has attempted to alleviate this economic disparity through in-kind social welfare distributions). Moreover, labor organizations have advocated that certain of Telecom’s non-unionized employees should be represented by trade unions. If the number of employees covered by trade unions increases, Telecom may incur an increase in costs for the higher compensation that it and its contractors may need to pay to unionized employees.

In this context, and given the fact that Telecom is limited in its ability to resolve these issues since, among other things, Telecom Argentina has not yet received authorization for tariff increases, Telecom concluded several agreements with various labor organizations representing in particular its fixed-line telephony employees. Please see “Item 6—Directors, Senior Management and Employees—Employees and Labor Relations” and “Item 8—Financial Information—Legal Proceedings”, both in the Telecom Form 20-F.

The Argentine Government may order salary increases to be paid to employees in the private sector or changes in labor regulations, which would increase Telecom’s cost of doing business.

The Argentine Government has in the past and may in the future promulgate laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees (including higher levels of severance payments to former employees dismissed without proper cause). In the aftermath of the Argentine economic crisis, both the Government and private sector companies have experienced significant pressure from employees and labor organizations relating to wage levels and employee benefits. However, since early 2005 the Argentine Government has decided not to order new salary increases by decree. We cannot guarantee that the government will not again adopt measures that will increase salaries or require Telecom to provide additional benefits, which would increase Telecom’s costs and, among other things, in the absence of an adjustment of regulated tariffs, reduce Telecom’s profitability.

Moreover, the Argentine Congress is discussing certain modifications to labor regulations that, if approved, could materially impact Telecom’s relationship with its employees by increasing the labor cost and decreasing the flexibility to provide services to its clients.

Telecom is involved in various legal proceedings which could result in unfavorable decisions and financial penalties for Telecom.

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

The tax authorities have reviewed certain interpretations that could affect the tax treatment of Telecom’s bad debt expense and Fiber Optic improvements. Several claims for additional taxes have been brought against Telecom by the tax authorities and final resolution of such claims could result in the payment of additional taxes, accrued interest and fines. See “Item 10—Additional Information—Taxation” and “Item 8—Financial Information—Legal Proceedings” in the Telecom Form 20-F.

Telecom may be subject to measures by the Argentine Government that may modify or impose obligations to provide telecommunications services without or with reduced compensation which may result in losses.

On June 12, 2002, the Argentine Congress passed Law No. 25,609, which was subsequently vetoed by the executive branch and sent back to the Congress where it is still being considered. Law No. 25,609 provides that Argentine telephone operators such as Telecom Argentina must provide “indispensable telephony services” to certain public entities even if these beneficiaries do not pay for these services. The implementation of Law No. 25,609 and subsequent regulations may impact Telecom Argentina’s ability to set-off any amounts owed by these public entities against any amounts Telecom Argentina owes to the Argentine Government. In addition, the fulfillment of these obligations may result in losses for Telecom Argentina. Please see “Item 4—Information on the Company—Regulatory Framework—Law No. 25,609” in the Telecom Form 20-F.

Certain regulatory measures that are still pending implementation, including regulations governing the unbundling of the local access (commonly known as local loop) and number portability, could have the effect of increasing competition for the services we offer. Moreover, the Government could modify some of the current regulations, without granting the Company corresponding compensation for changes in service requirements, could change its interpretation of existing regulations or introduce new obligations such as, among others, those relating to Universal Service regulation (See “Item 4—Information on the Company—Regulatory Framework—Decree No. 764/00” in the Telecom Form 20-F) or to the provision of customer services, those resulting from the 1999, 2000 and 2001 Price Cap SC reviews still pending and those being established to apply in a tariff reduction any balance resulting from Rate Rebalancing. Any such changes could have a material impact on Telecom Argentina’s operations. However, these potential obligations may be offset by measures in Telecom Argentina’s favor, such as those contemplated in Resolution 41/07 (See “Item 4—Recent Developments—Tax Stability: Social Security Contribution Variations”).

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

The Company

Nortel Inversora S.A. was organized by a consortium of Argentine and international investors to acquire a controlling interest in the common stock of Telecom as the first step in Argentina’s privatization of its fixed-link public telecommunications services and basic telephone services. See “Item 7—Major Shareholders and Related Party Transactions”. As of December 31, 2006, Nortel owned approximately 54.74% of the common stock of Telecom Argentina. Nortel’s sole substantial activity is owning such stock and its sole substantial source of cash income is cash dividends paid on such stock. (See “Item 10—Additional Information—Nortel’s Capital Stock”).

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

Recent Developments

Sale of Telecom’s Subsidiary Publicom and Note Payment with the net cash proceeds

On March 29, 2007, Telecom Argentina’s Board of Directors approved the sale of Telecom Argentina’s entire share participation in Publicom (99.99% of capital and voting shares of Publicom) to the Spanish corporation Yell Publicidad S.A. for approximately US$60.8 million. The transaction closed on April 12, 2007. We owned the remaining 0.01% of the capital and voting shares of Publicom and simultaneously sold such participation to the same corporation for approximately US$6,000.

Despite the sale of its ownership interest, Telecom Argentina will continue to comply with its regulatory obligations related to the editing and distribution of telephone directories (“white pages”) to its clients through operating contracts entered into with Publicom. See “Item 5—Operating and Financial Review and Prospects—Management Overview” for more detail.

According to the terms and conditions of the notes issued by Telecom Argentina, on May 24, 2007, Telecom Argentina cancelled an additional 42.2% of the scheduled principal amortization payable in April 2010 with the net cash proceeds from the sale of Publicom. After giving effect to this payment, Telecom Argentina has cancelled 74.0% of such scheduled principal amortization payment due April 2010.

Núcleo Dividend Payment

On May 3, 2007, Núcleo paid its shareholders a dividend in an amount in Guaraníes equivalent to US$24 million, as stipulated by the General Shareholders Meeting held on April 2, 2007. Personal received US$16.2 million in the distribution. In accordance with current tax law in Paraguay, Núcleo withheld 15% of the amount distributed to Personal as income tax. Consequently, Personal received US$13.8 million in dividend proceeds and has a credit for taxes imposed on foreign earnings in an amount of US$2.4 million.

Change in Indirect Ownership of the Company

On the basis of publicly available information and also of what was reported in Telecom Italia S.p.A.’s 20-F, in April 2007 a group of Italian investors made up of Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A. and Sintonia S.A., together with Telefónica S.A., the Spain based international telecom operator, entered into an agreement aimed at the acquisition of the entire share capital of Olimpia S.p.A. (which holds approximately 18% of Telecom Italia S.p.A.’s voting capital) through a company vehicle named Telco S.p.A. This acquisition, as a result of which Telco S.p.A. will own approximately 23.6% of Telecom Italia S.p.A.’s voting capital, is subject to approval by the competent authorities and expected to be completed by October 2007. The agreement among the aforementioned parties provides that the Telecom Italia and Telefónica groups will be managed autonomously and independently. According to such agreement, the list to be submitted by Olimpia S.p.A. or Telco S.p.A., as the case may be, to the shareholders’ meeting of Telecom Italia S.p.A., for the appointment of the directors of Telecom Italia S.p.A., shall be made up pursuant to the following criteria: (i) Telefónica S.A. - to the extent holding at least 30% of Telco S.p.A.’s share capital - shall have the right vis-à-vis the other parties to designate two directors of Telecom Italia S.p.A. to be included as designees for appointment in the Board of Telecom Italia S.p.A. in the list presented by Olimpia S.p.A. or Telco S.p.A.(as the case may be) and, to the extent feasible, pursuant to article 2386, first paragraph of the Italian Civil Code (i.e. through appointment) and (ii) the Italian investors - to the extent holding at least 50% plus one share of Telco S.p.A.’s share capital - shall designate the other members of the list as follows: (a) three members unanimously and (b) the remaining members on the basis of a proportionality criterium (i.e. 1/5 each for Intesa Sanpaolo S.p.A., Sintonia S.A. and Mediobanca S.p.A. and 2/5 for Assicurazioni Generali S.p.A.).

Tax Stability: Social Security Contribution Variations

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in Social Security contributions occurring over the past several years. Resolution 41/07 will permit Telecom Argentina to offset the cost of Social Security contribution increases with savings generated by decreases in contributions over the same period.

The implementation by Telecom Argentina of Resolution 41/07 remains subject to tax audits by the relevant Regulatory Authority. Telecom’s management estimates that a positive balance in Telecom’s favor will result from such audits and will be applied to other regulatory obligations, existing or to be determined in the future. See “Item 4—Information on the Company—Regulatory Framework—Tax Stability; Social Security Contribution Variations” in the Telecom Form 20-F included as an exhibit hereto.

Change of Enterprise Resource Planning (ERP) System: Successful Implementation of SAP

In the third quarter of 2005, Telecom’s management launched a project to replace its JD Edwards ERP software and other site planning and control systems with a single, fully-integrated multi-company software supplied by SAP.

Following a critical review of the business processes of Telecom Argentina, Personal and Publicom in 2006, Telecom implemented use of the SAP software on a widespread basis on January 15, 2007. As of the date hereof, all of the Telecom Group’s companies based in Argentina are using SAP for all of their processes in the areas of: accounting, accounts payable, treasury, works in progress, logistics, fixed assets and materials and project management.

As of the date of this Annual Report, Telecom has started the second phase of the project with the objective of increasing functionalities regarding human resources, buildings and automotive fleet management and engineering planning, among others.

Changes to Class B Shareholders Voting Rights

Under the terms and conditions of the Series A and Series B Preferred Shares, we have agreed not to permit Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any financial debt, if as a result of doing so, Telecom Argentina’s ratio of total liabilities to its shareholders’ equity, as shown in its unconsolidated financial statements prepared under Argentine GAAP, exceeds 1.75. Beginning in March 2002, the ratio of Telecom Argentina’s total liabilities to its shareholders’ equity exceeded 1.75 as a consequence of the devaluation of the peso. As a result of Nortel’s violation of this covenant, the Series B Preferred Shares acquired, together with the Series A Preferred Shares, the right to appoint a member of the Nortel Board of Directors. As of December 31, 2006 such ratio no longer exceeded 1.75:1 and as a result, Class B Preferred Shareholders will have no director voting rights in fiscal year 2007.

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

In addition, beginning with the Nortel fiscal year commencing January 1, 1994 and for each fiscal year thereafter for which liquid and realized profits are legally available for distribution after providing for payment of the Base Dividend, holders of Series A Preferred Shares will receive an additional dividend calculated based on the Distributable Return on Equity (“DROE”) of Telecom Argentina, if the DROE is higher than 10%. The Series A Preferred Shares are to be redeemed in ten equal annual installments of their subscription price commencing in 1998. The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves. Any redemption payments not declared nor paid by Nortel when due will bear interest, at LIBOR, from the due date until the actual payment date. On January 26, 2001, Nortel paid the fourth installment of the scheduled redemption of Series A Preferred Shares in an amount of approximately P$55.1 million (nominal amount at date of payment). On May 4, 2001, Nortel paid an additional installment of the redemption of Series A Preferred Shares in an amount of approximately P$14 million (nominal amount at date of payment) (corresponding to the proportional amount for the three month period ended December 31, 2000). On April 30, 2003, April 29, 2004, April 27, 2005, April 27, 2006 and April 27, 2007, at Telecom’s annual shareholders’ meetings for the fiscal years ended December 31, 2002, 2003, 2004, 2005 and 2006 respectively, Telecom’s shareholders decided that no dividend payments would be made due to Telecom’s financial condition, results of operations and debt service obligations. Consequently, at Nortel’s annual shareholders’ meetings held on April 30, 2003, April 29, 2004, April 27, 2005, April 27, 2006 and April 27, 2007 for the fiscal years ending December 31, 2002, 2003, 2004, 2005 and 2006, respectively, Nortel’s shareholders decided that no dividends would be paid and that there would be no amortization of the Series A Preferred Shares, due to the lack of liquid and realized profits and/or distributable reserves.

As of December 31, 2006, Nortel had accrued but unpaid dividend obligations and amortization payments of approximately P$815 million (including CER). Nortel’s failure to pay the Series A dividends due to the lack of liquid and realized profits and/or distributable reserves, triggered the right of the holders of Series A Preferred Shares to exercise their voting rights and to appoint a member of Nortel’s board of directors, and Nortel’s subsequent failure to cause Telecom Argentina to comply with the financial ratio covenant contained in the terms and conditions of the Series A and Series B Preferred Shares triggered the right of the Series A and Series B shareholders to exercise their voting rights and to appoint a member of Nortel’s board of directors. As of December 31, 2006 such ratio no longer exceeded 1.75:1 and as a result, Class B Preferred Shareholders will have no director voting rights in fiscal year 2007. The Series A shareholders have retained their right to appoint a member of the Nortel Board of Directors as a consequence of the non-payment of the Series A dividends corresponding to the fiscal year ended December 31, 2001 and subsequent fiscal years. However, the Series A shareholders present at Nortel’s annual shareholders meeting held on April 27, 2007, did not hold enough Series A shares to satisfy the quorum requirement for the appointment of said member of Nortel’s board of directors. Therefore, pursuant to certain regulations issued by the CNV, the appointment of Gustavo Sebastian Viramonte Olmos to Nortel’s board of directors was approved instead by the unanimous vote of all Nortel shareholders present at the general shareholders meeting, including all Series A shareholders in attendance.

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

Relationship between Nortel and Telecom

As of December 31, 2006, Nortel owns 502,034,299 of Telecom Argentina’s Class A Ordinary Shares, nominal value P$1.00 per share (the “Class A Shares”), representing 100% of Telecom Argentina’s issued and outstanding Class A Shares and 51% of Telecom Argentina’s total capital stock, and 36,832,408 of Telecom Argentina’s Class B Shares, nominal value P$1.00 per share, representing approximately 8.35% of Telecom Argentina’s issued and outstanding Class B Shares and approximately 3.74% of Telecom Argentina’s total capital stock. Pursuant to the Privatization Regulations and the terms and conditions of the Transfer Agreement, Nortel is required to own all of Telecom Argentina’s Class A Shares unless the Regulatory Bodies otherwise agree. See “Item 4—Information on the Company—Regulatory Framework” in the Telecom Form 20-F included as an exhibit hereto and “Item 7—Major Shareholders and Related Party Transactions”. Nortel is not required by the Privatization Regulations to own any of Telecom Argentina’s Class B Shares.

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

Nortel’s principal shareholder is Sofora Telecomunicaciones S.A., or Sofora. Sofora owns approximately 67.79% of Nortel’s capital stock as of the date of this report. Sofora is currently 50% owned by Telecom Italia Group, 48% owned by W de Argentina–Inversiones S.L, a holding company incorporated in the Kingdom of Spain, and a company of the Werthein Group and 2% owned by France Telecom Group. On the Transfer Date, Telecom Italia and Finance Cable et Radio S.A. (“FCR”), a subsidiary of France Telecom S.A., were jointly designated as operators (the “Operators”) of Telecom Argentina. The Telecom Italia Group has been Telecom Argentina’s exclusive operator since December 2003.

Description of the Operator

The Telecom Italia Group, which holds an indirect interest in Telecom Group, has been Telecom’s exclusive Operator since December, 2003. The Telecom Italia Group is engaged principally in the communications sector and, particularly, in telephone and data services on fixed lines, for final retail customers and wholesale providers, in the development of fiber optic networks for wholesale customers, in innovative broadband services, in Internet services, in domestic and international mobile telecommunications (especially in Brazil), in the television sector using both analog and digital terrestrial technology and in the office products sector, and operates mainly in Europe, the Mediterranean Basin and in South America.

In particular, at December 31, 2006, the Telecom Italia Group was one of the world’s largest wireline operators, with approximately 23.7 million fixed network connections in Italy. In addition, the Telecom Italia Group was the leading mobile operator in Italy, with 32.4 million mobile telephone lines in Italy at December 31, 2006. As of the same date, the Telecom Italia Group had 25.4 million mobile telephone lines in Brazil. It has significantly expanded into broadband in recent years and, at December 31, 2006, it had 8.7 million broadband points of access, of which 6.8 million were in Italy and 1.9 million were elsewhere in Europe (France, Germany and The Netherlands).

For more information, see “Item 7—Major Shareholders and Related Party Transactions”.

Regulatory Framework

The telecommunications industry in Argentina is subject to extensive regulation. For more information on the regulatory framework within which Telecom operates, see “Item 4—Information on the Company—Regulatory Framework” in the Telecom Form 20-F included as an exhibit hereto.

Capital Expenditures

As a holding company, Nortel has no material capital expenditures.

The information contained under “Item 4—Information on the Company—Capital Expenditures” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated herein by reference in partial answer to this section.

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

You should read the following discussion in conjunction with our Consolidated Financial Statements, including the notes to those financial statements, which appear elsewhere in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with Argentine GAAP, which differs in certain significant aspects from US GAAP. For a discussion of the principal differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation of net income (loss) and shareholders’ equity to US GAAP, see “Differences between Argentine GAAP and US GAAP” in Note 14 to the Consolidated Financial Statements.

The following discussion and analysis is presented by the management of our company and provides a view of our financial condition, operating performance and prospects from management’s perspective. The strategies and expectations referred to in this discussion are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives we implement and other factors. Since much of this discussion is forward-looking, you are urged to review carefully the factors referenced elsewhere in this Annual Report that may have a significant influence on the outcome of such forward-looking statements. We cannot provide assurance that the strategies and expectations referred to in this discussion will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. We also note that due to the significant impact of the 2001-2002 economic crisis and Telecom Argentina’s debt restructuring, our results of operations, liquidity and capital resources in the period under discussion may not be indicative of future periods. Please refer to “Forward-Looking Statements” and “Item 3—Key Information—Risk Factors” for descriptions of some of the factors relevant to this discussion and other forward-looking statements in this Annual Report.

Nortel is a holding company whose principal asset is its approximately 54.74% equity interest in Telecom Argentina. Therefore, the following discussion of Nortel’s financial condition and results of operations should be read in conjunction with Nortel’s Consolidated Financial Statements and notes thereto included elsewhere in this Form 20-F and with Telecom’s consolidated financial statements and notes thereto and “Item 5—Operating and Financial Review and Prospects” included in the Telecom Form 20-F incorporated herein by reference and included as an exhibit hereto. Such financial statements and notes thereto have been prepared in accordance with Argentine GAAP, which differs in certain respects from US GAAP. See Note 14 to the Consolidated Financial Statements.

Management Overview

Fiscal year 2006 marked the fourth year of uninterrupted economic growth in Argentina. Such growth, combined with the Telecom Group’s strategy to develop the Wireless and Internet businesses through major investments, has enabled the continuous expansion of Telecom’s operations as measured by sales, customer base and operating margins across all segments.

We and Telecom’s management believe that the results detailed below are both satisfactory in the short term and should encourage confidence in Telecom’s operational and financial strength and potential to continue being one of the leading companies in the Argentine telecommunications market. Telecom’s operating results and financial condition remain highly vulnerable to fluctuations in the Argentine economy and, in particular, the fluctuation of the Argentine Peso against the U.S. dollar and the effects of inflation.

Continuing the trend of prior years, 2006 net sales increased by 30% compared to 2005, reaching P$7,437 million. Operating income before depreciation and amortization for fiscal year 2006 increased by P$302 million from 2005, to P$2,302 million, as compared to P$2,000 million in year 2005. As evidence of the focus on operations, operating income increased by 81% compared to 2005, and reached P$910 million (equivalent to 12.2% of net sales in 2006).

It should be noted that the three reportable segments –Voice, Data and Internet; Wireless; and Directories Publishing each experienced growth in their revenues and operating income. Such growth was particularly notable the Wireless reportable segment, whose net sales increased by 54% from 2005 and represent 58% of consolidated 2006 revenues as compared to 49% in 2005. Wireless customers reached 9.6 million, which represents a 41% increase from 2005.

To enable the expansion of the business and the growth of the customer base in fixed telephony, broadband and wireless, investments increased by 95% compared to 2005, reaching P$1,226 million.

Since December 2004, Telecom has consistently maintained a policy of reducing its net financial debt. As of December 31, 2006, its net financial debt amounted to P$3,351 million (US$ 1,094 million) equivalent to 1.5 times the operating income before depreciation and amortization for the year 2006. This reduction of net financial debt was possible due to the generation of P$1,507 million free cash flow (equivalent to 20% of net sales). As used herein, free cash flow means cash flows provided by operating activities and proceeds from sales of fixed assets, net of cash flows used in fixed asset and intangible asset acquisitions. Such cash was offset mainly by the financial cost of the net financial debt amounting to P$595 million (of which P$103 million were foreign currency exchange differences and P$492 million were interest, commissions and expenses).

Demonstrating its financial soundness, Telecom Argentina S.A. made principal prepayments amounting to P$982 million in 2006. These payments include mandatory prepayments due to the existence of “excess cash” (determined in accordance with the terms and conditions of the notes issued in the restructuring of its financial debt in August 2005), as well as an additional optional principal prepayment.

For an analysis of Telecom’s results of operations for fiscal year 2006, see “Years ended December 31, 2006, 2005 and 2004” below.

Economic and Political Developments in Argentina

The Argentine economy expanded during 2006, experiencing 8.5% real gross domestic product growth over 2005. The Argentine consumer price index increased by 9.8% over year 2006 (as compared to 12.3% in 2005) and the wholesale price index increased by 7.2%. The peso remained relatively stable against the U.S. dollar, with a peso/dollar exchange rate of P$3.032 per US$1.00 at December 31, 2005 and of P$3.062 per US$1.00 at December 31, 2006.

The substantial majority of Telecom’s property and operations are located in Argentina. The Argentine Government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine Governmental actions concerning the economy could significantly affect private sector entities in general and Telecom’s operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including Telecom’s. During the 1999-2002 period, Argentina experienced periods of negative growth, high inflation, a large currency devaluation, loss of international reserves and limited availability of foreign exchange. Although the Argentine economy has improved since the economic crisis of 2001 and 2002, macroeconomic developments will likely continue to have a significant effect on Telecom’s financial condition and results of operations and Telecom’s ability to make payments of principal and/or interest on its indebtedness.

Argentina entered into an economic recession in the second half of 1998 in the context of financial crises in emerging markets (including in Asia, Russia and Brazil). The recession in Argentina deepened further as public sector accounts began to be affected by the decrease in tax collections due to the recession and high interest rates on Argentina’s sovereign debt. Argentine real gross domestic product decreased by an overall 18.4% during the period 1998 through 2002, most severely in 2002 when it experienced a 10.9% drop.

Beginning in the second half of 2001 through the first half of 2002, Argentina experienced increased capital outflows, further decreases in economic activity and political infighting. As the recession caused tax revenue to drop, country risk spreads (the difference between a sovereign bond and a US bond of similar duration) climbed to extremely high levels, reflecting the public sector’s diminished creditworthiness. Financing for private sector companies was effectively eliminated under these circumstances. In January 2002, the Argentine Government abandoned the Convertibility regime which had fixed the peso/U.S. dollar exchange rate at 1:1 and adopted emergency economic measures which, among other things, converted and froze our tariffs into pesos at a 1:1 peso/U.S. dollar ratio (referred to herein as “Pesification”).

The rapid and radical nature of changes in the Argentine social, political, economic and legal environment created a very unstable macroeconomic environment. Capital outflows increased in the first half of 2002, leading to a massive devaluation of the peso and an upsurge in inflation. In the six-month period ended June 2002, the consumer price index increased 30.5%. During this period the value of the peso compared to the U.S. dollar declined to a low of P$3.80=US$1.00 as of June 30, 2002 before improving to P$3.37=US$1.00 at December 31, 2002 and P$2.93=US$1.00 at December 31, 2003. As a result, commercial and financial activities in Argentina decreased significantly in 2002, further aggravating the economic recession. Real gross domestic product dropped by an estimated 10.9% in 2002 and the unemployment rate rose to a high of 21.6% as of May 2002.

The Argentine economy has steadily improved since 2003 and showed accelerated recovery in the second half of 2006. Gross domestic product increased by 8.8% in 2003, 9.0% in 2004, 9.2% in 2005 and 8.5% in 2006. The peso also remained stable against the U.S. dollar during this period, with US$1.00 buying P$2.93 at December 31, 2003, P$2.979 at December 31, 2004, P$3.032 at December 31, 2005 and P$3.062 at December 31, 2006, respectively. However, despite improvements in Argentina, some economic and social indicators are still below pre-crisis levels. While the key components of Telecom’s business were strong in 2006 and its operating results have been enhanced by the impact of its cost reduction initiatives and its successful debt restructuring, Telecom’s operating results and financial condition remain highly vulnerable to fluctuations in the Argentine economy.

The changes introduced in Argentina over the past few years have triggered significant inflation. Although such inflation slowed in 2003 and 2004, it increased again in 2005 and 2006. The cumulative increase in the consumer price index was 41% in 2002, 3.7% in 2003, 6.1% in 2004, 12.3% in 2005. In 2006, consumer price index inflation decreased from 2005, but remained significant at 9.8%. The wholesale price index increased 118% in 2002, 2.0% in 2003, 7.9% in 2004, 10.7% in 2005 and 7.2% in 2006 as reported by the INDEC.

Mandatory Absorption of Accumulated Deficit of Telecom Argentina

Under Section 206 of the Argentine Companies Law and CNV resolutions, a company is required to reduce its capital stock if a company’s accumulated losses have exceeded reserves and at least 50% of its adjusted capital stock.

As of December 31, 2005, Telecom Argentina had an accumulated deficit of P$2,469 million. Therefore, as required by the aforementioned law and resolutions, Telecom Argentina’s shareholders, at their meeting of April 27, 2006, approved the absorption of part of the accumulated deficit with Telecom Argentina’s legal reserve and part with its inflation adjustment of capital account. See “Item 9 —The Offer and Listing” in the Telecom Form 20-F. As of December 31, 2006, Telecom Argentina had an accumulated deficit of P$1,592 million.

Sale of Publicom

On March 29, 2007, Telecom Argentina’s Board of Directors approved the sale of Telecom Argentina’s entire share participation in Publicom (99.99% of capital and voting shares of the subsidiary) to the Spanish corporation Yell Publicidad S.A. for a purchase price, excluding fees, of approximately US$60.8 million. On the same date we sold our participation in Publicom, the remaining 0.01%, to the same purchaser.

Previously, on November 14, 2006, the Ordinary and Extraordinary Unanimous Shareholders’ meeting of Publicom approved the capitalization of the total balance of the inflation adjustment of common stock account by the amount of P$11 million. Such shareholders’ meeting also approved the voluntary reduction of capital stock by P$14 million. In December 2006, this capital reduction was paid to Telecom Argentina through the intercompany balance settlement system.

In accordance with the share purchase agreement dated as of March 30, 2007, the transfer of shares was made on April 12, 2007 (the “Closing Date”) and Telecom Argentina collected the abovementioned price in its entirety.

The agreement establishes a price adjustment formula (the “Price Adjustment”) through which the original purchase price is subject to an adjustment that reflects any changes in Publicom’s “net financial debt” and “working capital” (as defined in the agreement) in the first quarter of 2007. The adjustment calculation excludes the effect of dividends approved by Publicom in the amount of P$9.4 million for fiscal year 2006 of which P$6.3 million have been paid to Telecom Argentina as of the date of this Annual Report.

The agreement contains standard representations and warranties and Telecom Argentina is obligated to indemnify the purchaser for a) certain third party claims successfully challenging Telecom Argentina’s valid marketable title to and/or the free transferability of the shares; b) damages resulting from breaches of Telecom Argentina’s representations and warranties; or c) damages resulting from the nonperformance of Telecom Argentina’s obligations contained in the agreement.

Telecom Argentina’s indemnification obligations are subject to time limitations and a financial cap. The indemnity period for claims arising under clause (b) above is three years following the Closing Date, except for claims relating to tax matters, for which the indemnity period is extended to five years from the Closing Date. The maximum amount payable pursuant to Telecom Argentina’s indemnification obligations related to such claims is capped at 20% of the adjusted sale price during the first year following the sale, 17.5% during the second year and 15% for subsequent years. Additionally, for those matters identified in the share purchase agreement as contingencies and/or claims, Telecom Argentina will only have to indemnify the purchaser for amounts in excess of P$9 million in the aggregate up to the abovementioned limits.

On the Closing Date and after the stock transfer was effected, Telecom Argentina and Publicom negotiated terms relating to the publishing and distribution of the directories pursuant to which Telecom Argentina will:

•	engage Publicom to edit Telecom Argentina’s white pages directories for a 5-year period, with an option to extend the term once it expires;

•	engage Publicom to distribute Telecom Argentina’s white pages directories for a 20-year period, with an option to extend the term once it expires;

•	engage Publicom to maintain the Internet portal that provides web access to the white pages for a 20-year period, with an option to extend the term once it expires;

•	grant Publicom the rights to lease advertising space in Telecom Argentina’s white pages directories for a 20-year period, with an option to extend the term once it expires; and

•	authorize the use of certain trademarks for the distribution and/or use on the Internet and/or advertising spaces agreements for the same specified period.

Telecom Argentina reserves the right to control Publicom’s performance of the abovementioned tasks in order to ensure, among other things, the fulfillment of regulatory obligations during the term of such engagement. In case of non-compliance by Publicom, Telecom Argentina will be able to apply economic sanctions and, in the case of serious non-compliance, mandate an early termination.

The negotiated terms include prices for the publishing, printing and distribution of the 2007 directories and provide assurances that services for subsequent editions will be contracted at market prices.

Telecom Argentina shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf of Publicom, without absorbing any delinquency.

In addition, in accordance with the terms and conditions of Telecom Argentina’s outstanding debt, the net cash proceeds from the sale of the Publicom shares had to be applied, within 45 days of completing the transaction, to the purchase or early redemption of the Notes. Accordingly, on May 24, 2007, Telecom Argentina cancelled an additional 42.2% of the scheduled principal amortization payable in April 2010 with the net cash proceeds from the sale of Publicom. After giving effect to that partial principal payment, Telecom Argentina has cancelled 74.0% of such scheduled principal amortization payment due April 2010.

The sale of Publicom shares generated approximately P$167 million in pre-tax income which was recorded in the second quarter of 2007 under “Discontinued Operations Results”.

Dissolution of Cable Insignia

Since Cable Insignia had no operations, on April 25, 2003, the Extraordinary Shareholders’ Meeting of Cable Insignia approved the company’s dissolution. On October 17, 2006, the Extraordinary Shareholders’ Meeting of Cable Insignia approved the closing financial statements and winding-up of assets and liabilities. Telecom Personal received P$0.4 million in this transaction. As of the date of this Annual Report, the dissolution of the corporate existence of Cable Insignia is underway.

Voluntary Reduction of Capital Stock and Capitalization of Núcleo

On March 27, 2006, the Extraordinary Shareholders’ Meeting of Núcleo approved the voluntary reduction of capital stock by 104,000 million Guaraníes; of which 86,000 million Guaraníes were designated the absorption of accumulated losses and 18,000 million Guaraníes (approximately P$10 million) were paid to Núcleo’s shareholders as a liquidation dividend in August 2006.

Additionally, in November 2006, another Extraordinary Shareholders’ Meeting of Núcleo approved the partial capitalization of the balance of the adjustment of common stock account by the amount of 100,000 million Guaraníes.

Núcleo Dividend Payment

On May 3, 2007, Núcleo paid its shareholders a dividend in an amount in Guaraníes equivalent to US$24 million, as stipulated by the General Shareholders Meeting held on April 2, 2007. Personal received US$16.2 million in the distribution. In accordance with current tax law in Paraguay, Núcleo withheld 15% of the amount distributed to Personal as income tax. Consequently, Personal received US$13.8 million in dividend proceeds and has a credit for taxes imposed on foreign earnings in an amount of US$2.4 million.

Change of Enterprise Resource Planning (ERP) System: Successful Implementation of SAP

In the third quarter of 2005, Telecom’s management launched a project to replace its JD Edwards ERP software and other site planning and control systems with a single, fully-integrated multi-company software supplied by SAP.

Following a critical review of the business processes of Telecom Argentina, Personal and Publicom in 2006, Telecom implemented use of the SAP software on a widespread basis on January 15, 2007. As of the date hereof, all of the Telecom Group’s companies based in Argentina are using SAP for all of their processes in the areas of accounting, accounts payable, treasury, works in progress, logistics, fixed assets and materials and project management.

Debt Restructuring

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

More detail about the debt restructuring transactions and the terms of the notes issued pursuant thereto can be found in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Obligations and Debt Service Requirements.”

Regulatory Framework

On March 6, 2006, Telecom Argentina signed the Letter of Understanding 2006 with the Argentine Government relating to its regulated tariffs. Despite the agreement by year-end 2006, full implementation of the agreement had not yet occurred. As a result, during 2006, Telecom Argentina’s regulated rates remained unchanged. See “Item 4—Information on the Company—Regulatory Framework” in the Telecom Form 20-F included as an exhibit hereto.

Factors Affecting Telecom’s Results of Operations

Telecom’s results of operations continue to be affected by the Pesification and freeze of regulated tariffs and by the fluctuation of the exchange rate of the peso against the U.S. Dollar. For a discussion of these and other factors that may affect Telecom’s results of operations, please see “—Years ended December 31, 2006, 2005 and 2004” and “—Trend Information” below.

Critical Accounting Policies

Our Consolidated Financial Statements, prepared in accordance with Argentine GAAP, and the reconciliation of our Consolidated Financial Statements from Argentine GAAP to US GAAP, are dependent upon and sensitive to accounting methods, assumptions and estimates that we use as a basis for the preparation of our Consolidated Financial Statements and reconciliation. We have identified the following critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies, which we believe are essential to an understanding of the underlying financial reporting risks and the effect that these accounting estimates, assumptions and uncertainties have on our Consolidated Financial Statements.

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

c) cash flow estimates resulting from Telecom Argentina’s successful completion of its debt restructuring in 2005, in light of prepayment and excess cash requirements; and

d) the effect of c) on the valuation and disclosure of the restructured financial indebtedness of Telecom Argentina at its present value.

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

Income Taxes—Deferred income tax and tax on minimum presumed income

Income tax

The Company and Telecom (for each of the companies of Telecom Group) are required to estimate applicable income taxes. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from the different treatment of certain items, such as certain accruals and amortization, for tax and financial reporting purposes. These differences result in deferred-tax assets and liabilities, which are included in our and Telecom’s stand-alone and consolidated balance sheets. We must assess in the course of our tax planning procedures, the fiscal year of the reversal of our deferred-tax assets and liabilities, and if there will be future taxable profits in those periods taking into account the expiration date. Significant management judgment is required in determining our provisions for income taxes, deferred-tax assets and liabilities. The analysis is based on estimates of taxable income in the jurisdictions in which Telecom operates and the periods over which the deferred tax assets and liabilities will be recoverable. If actual results differ from these estimates, or we adjust those estimates in future periods, our financial position and results of operations may be affected materially.

Our income tax rate is currently 35% of taxable net income for the companies located in Argentina and 10% for Núcleo. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated.

As of December 31, 2006, Telecom has significant tax loss carryforwards which were generated principally by the devaluation of the peso during 2002. The recoverability of deferred tax assets, including tax loss carryforwards, is assessed periodically. Due to the outcome of the debt restructuring of Telecom Argentina and based on its current future projections, the Company partially reversed the valuation allowance previously provided for. As of December 31, 2006, a valuation allowance has still been provided for a portion of tax loss carryforwards of Telecom Argentina and Publicom and for the total tax loss carryforwards of Nortel, as the future realization of the tax benefit is not considered by management to be more likely than not. The estimate of tax loss carryforwards recoverability of each of the companies of Telecom Group is performed based on Telecom’s best estimates of future taxable income at the issuance date of the respective financial statements. These estimates could significantly differ from actual taxable income in the future.

Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. Management considered that the tax credit related to minimum presumed income will be realized based on current projections and legal expiration term (10 years). The credit is classified as a non-current receivable in the consolidated balance sheets.

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

Under Argentine GAAP, the carrying value of a long-lived asset is considered impaired by Telecom when the expected cash flows from such asset, discounted and without interest cost, are less than its carrying value. In such event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily by using the anticipated cash flows discounted at a rate commensurate with the risk involved. Once an impairment loss is identified and recognized under Argentine GAAP, future reversal of impairment loss is permitted only if the original conditions which generated such impairment disappear or are no longer in existence.

Under U.S. GAAP, recoverability of assets that are held and used is measured by comparing the sum of the future undiscounted cash flows without interest cost to their carrying value. If the carrying value of the assets exceeds the sum of the future undiscounted cash flows, impairment is considered to exist. If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method. Once an impairment loss is identified and recognized subsequent write-ups are prohibited because an impairment loss establishes a new cost for written down long-live assets.

As mentioned above, a possible valuation difference between Argentine GAAP and US GAAP has been identified in relation to Telecom’s long-lived assets recoverability assessment. Once the impairment loss is identified and recognized, under Argentine GAAP, future reversal of impairment loss is permitted if the original conditions which generated such impairment disappear or are no longer in existence. However, under US GAAP, subsequent write-ups are prohibited because an impairment loss establishes a new cost for written down long-lived assets.

The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or groups of assets) requires Telecom’s management to make significant judgments concerning the validation of impairment indicators, expected cash flows and applicable discount rates.

Telecom has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. Based on the foregoing, Telecom considered an impairment charge not to be necessary for its long-lived assets in each operating segment.

However, changes in Telecom’s current expectations and operating assumptions, including changes in its business strategy, technology, competition and/or changes in market conditions, as well as changes in expected applicable discount rate and future undiscounted cash flows estimates due to, among other things, the competition and the outcome of the tariff negotiations with the Argentine Government, could significantly impact these judgments and could require future adjustments to the recorded assets.

Intangible assets with indefinite useful life—PCS license

Under Argentine GAAP and US GAAP, Telecom determined that its PCS license met the definition of indefinite-lived intangible assets for the periods presented. Therefore, it ceased amortizing its license cost, and tested it annually for impairment. Under Argentine GAAP and US GAAP, an impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value arising from discounted future expected cash flows. These evaluations determined that the carrying amount of the PCS license did not exceed the fair value of the assets. As a result, no impairment has been recognized by Telecom for US GAAP and Argentine GAAP purposes.

The recoverability of an indefinite lived intangible asset such as the PCS license requires Telecom’s management to make assumptions about the future cash flows expected to be derived from such asset. Telecom’s judgments regarding future cash flows may change due to future market conditions, business strategy, technology evolution and other factors. These changes, if any, may require material adjustments to the book value of the PCS license.

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

As of December 31, 2006, Telecom’s asset retirement obligations included in other non-current liability amounted to P$24 million and the related net carrying value of the capitalized cost included in fixed asset amounted to P$10 million.

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

In accordance with Argentine GAAP, Telecom Personal initially recorded its restructured debt issued in 2004, discounting its expected future cash flows to be paid under terms of contracts at an estimated prevailing market annual interest rate of 11% in U.S. dollars. The discount amounted to P$41 million and was recognized as gain on discounting of debt for the year 2004, which was fully reversed as a loss on accretion for the year 2005 as a result of subsequent refinancing of all such restructured debt in December 2005. Telecom Argentina also completed its debt restructuring in August 2005 and has initially recorded its newly restructured debt, discounting its expected future cash flows to be paid under terms of contracts at an estimated prevailing market annual interest rate of 10.5% in U.S. dollars and the equivalent in other currencies. The discount amounted to P$352 million and has been recognized as gain on discounting of debt in the consolidated statement of income for the year ended December 31, 2005. The new restructured debt is subsequently accreted to their respective face value using the interest method and, consequently, a loss on accretion is recorded in the statement of income. The estimate of present value of the debt requires management to periodically make certain assumptions in the determination of its expectations regarding future cash flows to be paid, mainly due to mandatory prepayment features provided in the terms of Telecom’s restructured debt contracts. Changes in Telecom’s current expectations about future cash flows of Telecom Argentina could significantly impact its estimate about future financial debt prepayment and present value of debts.

As of December 31, 2006, the total consolidated debt, excluding derivatives, recorded on the consolidated balance sheet was P$4,093 million, net of the effect on discounting of Telecom Argentina’s debt of P$146 million.

New Accounting Standards under Argentine GAAP

On December 29, 2005 and January 26, 2006, the CNV approved, with certain amendments, Resolution CD No. 93/05 issued by the CPCECABA, which established new accounting and disclosure standards under Argentine GAAP. These standards are effective for the Company as from January 1, 2006. Following is a brief summary of the most significant provisions of the new accounting pronouncements which affect the Company:

Impairment of Long-lived Assets

Under the old accounting standard, Telecom periodically evaluated the carrying value of its long-lived assets for impairment when certain circumstances occurred. The carrying value of a long-lived asset was considered impaired by Telecom when the expected cash flows, undiscounted and without interest, from such asset were separately identifiable and less than its carrying value. In that event, a loss was recognized based on the amount by which the carrying value exceeded the fair market value of the long-lived asset. Fair market value was determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Under the new accounting standard, the carrying value of a long-lived asset will be considered impaired when the expected discounted cash flows from such asset are less than its carrying value. The adoption of this standard did not have impact in its long-lived assets valuation.

Disclosure of Foreign Currency Translation Adjustments

Resolution CD No. 93/05 also requires disclosure of the adjustments resulting from foreign currency translation as a component of equity. Under the old accounting standard, foreign currency translation adjustments were accumulated and reported as a separate line item between the liability and equity sections of the balance sheet. Foreign currency translation adjustments amounted to P$49 million, P$31 million, P$24 million, P$21 million and P$28 million as of December 31, 2006, 2005, 2004, 2003 and 2002, respectively. As required by Argentine GAAP, prior year balances have been reclassified to conform with this new criteria. See Note 14 to our Consolidated Financial Statements for a discussion of the differences between US GAAP and Argentine GAAP.

Additionally, in December 2006, the CNV approved RT 23 of the FACPCE, which had been adopted by the CPCECABA, “Accounting for post-employment and other long-term employee benefits”. This standard will be effective for the Company as from January 1, 2008. However, as permitted by the CNV, we made use of the early adoption provision and applied the standard as of January 1, 2007. The adoption of RT 23 did not have any impact on the Company’s financial position, results of operations and disclosure.

(a) Consolidated

As discussed above, Nortel is a holding company whose principal asset is its approximately 54.74% equity interest in Telecom Argentina. Therefore, the following discussion of Nortel’s consolidated financial condition and results of operations should be read in conjunction with the immediately following discussion set forth herein under Section (b) of this Item 5 and with Nortel’s Consolidated Financial Statements and notes thereto included elsewhere in this Form 20-F and with Telecom’s Consolidated Financial Statements and notes thereto and “Item 5—Operating and Financial Review and Prospects” included in the Telecom Form 20-F incorporated herein by reference and included as an exhibit hereto. Such financial statements and notes thereto have been prepared in accordance with Argentine GAAP, which differs in certain respects from US GAAP. See Note 14 to the Consolidated Financial Statements.

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

The principal factors which affect our revenues (basic and cellular telephone services) are disclosed in “Item 5—Operating and Financial Review and Prospects” in the Telecom Form 20-F, incorporated herein by reference under (c) of this Item 5.

Years ended December 31, 2006, 2005 and 2004

For purposes of these sections the fiscal years ended December 31, 2006, 2005 and 2004 are called “year 2006”, “year 2005” and “year 2004”, respectively.

Our results of operations, (which include Telecom’s results of operations) are prepared in accordance with Argentine GAAP, which differs in certain aspects from US GAAP. See Note 14 to our Consolidated Financial Statements.

The Telecom Group provides customers with a wide range of telecommunication services. To fulfill its purpose, it conducts different activities that are distributed among the companies in the Group. Each company represents an operating segment which have been aggregated into three reportable segments according to the nature of the products and services provided. These reportable segments, and their operating segments are:

Reportable Segment	Company of the Telecom Group / Operating Segment
Voice, Data and Internet	Telecom Argentina S.A. Telecom Argentina USA, Inc. Micro Sistemas S.A. (*)
Wireless	Telecom Personal S.A. Núcleo S.A.
Directories Publishing	Publicom S.A. (**)

(*)	Dormant entity at December 31, 2006.
(**)	Entity sold on April 12, 2007. See “Management Overview”.

The main products and services in each reportable segment are:

•

Voice, Data and Internet: local area, national long-distance and international communications, supplementary services (including call waiting, itemized invoicing and voicemail), interconnection with other operators, data transmission (including private networks, point-to-point traffic, radio and TV signal transmission) and Internet services (dial-up and high-speed/broadband).

•

Wireless: local area, national long-distance and international communications, data transmission, sale of handsets, and Value Added Services, such as call waiting, voicemail, short message systems, multimedia and Internet access.

•	Directories Publishing: advertising in phone directories and on the Internet.

The following table shows Telecom’s principal sources of revenues as a percentage of total sales within our reportable segments for the year ended December 31, 2006:

Reportable segment	Net Sales (millions P$)	Percent of Consolidated Net Sales
Voice, Data and Internet	3,053	41.0
Wireless	4,319	58.1
Directories Publishing(*)	65	0.9

TOTAL	7,437	100.0

(*)	Entity sold on April 12, 2007. See “Management Overview”.

Additional information regarding reportable segments is disclosed in Note 12 to our Consolidated Financial Statements.

(A) Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding our operating results. These factors are based on the information currently available to our management and may not represent all of the factors that are relevant to an understanding of our current or future results of operations. Additional information regarding trends expected to influence Telecom’s results of operations in 2007 are analyzed below under “—Trend Information”.

Impact of Political and Economic Environment in Argentina. Levels of economic activity affect the volume of local and long-distance traffic, the demand for new fixed lines and for Cellular services and the levels of uncollectible accounts and disconnections. Demand for Telecom’s services and the amount of revenues it collects is also affected by inflation.

Rate Regulation. Revenue from Telecom’s Voice, Data and Internet reportable segment will depend principally on the number of lines in service, the minutes of use or “traffic” for local and long-distance services and the rates charged for services. The rates that Telecom Argentina charges in its fixed telephony service (including both monthly basic charges and measured service charges), installation charges in the fixed telephony business, public telephone charges and charges for Internet dial-up traffic are subject to regulation. These rates were pesified and rate increases were frozen by the Argentine Government in 2002. Telecom Argentina has been in discussions with regulators with respect to rate adjustments and on March 6, 2006, Telecom Argentina signed the Letter of Understanding 2006 with the Argentine Government whereby it agreed to comply with the current regulatory framework in exchange for the ability to raise certain of its regulated rates. In particular, the Government has agreed that Telecom Argentina can increase the termination charges applied to incoming international calls and reduce the time bands for off-peak local tariffs. The agreement is subject to the implementation of certain administrative steps and the pending approval by the legislative branch. Although the Company’s Management expects that the contract renegotiation process will be satisfactorily completed, to date there is no certainty regarding either its outcome or the timing of such resolution.

Competition. The Argentine telecommunications market has become increasingly competitive, particularly as the Argentine economy recovers from the economic crisis of 2001-2002. In Telecom’s Voice, Data and Internet reportable segment, competition is mainly focused in long-distance and Internet service as well as in government and corporate accounts. The Argentine wireless market has been characterized by rapid growth and increasingly competitive conditions as the Argentine economy continues to recover from the 2001 economic crisis. Telecom expects that the Wireless reportable segment will continue to be affected by competitive pricing pressure, at least in the short to medium term.

Technology Developments. Improvements in technology influence demand for services. For example, demand for fixed line telecommunications services has been affected by continued significant growth in the Wireless reportable segment. Growth in the Voice, Data and Internet reportable segment at present is being driven by expansion of ADSL, which permits increased use of VoIP technology, as well as wireless interconnection revenues. The increase in broadband adoption has also proven a critical factor in facilitating the offering of Value Added Services to customers and the bundling of services. In the Wireless reportable segment, we have seen an increase in the number of subscribers due to the implementation of GSM technology and related services supported by GSM technology. Continued investment in GSM infrastructure is expected to fuel demand for Cellular services because it supports a wide variety of enhanced services such as SMS, data transmission and 3G services.

Capital Expenditures. Beginning in 2002, Telecom implemented a cost reduction plan as part of its financial restructuring process. This plan included significant restriction on capital expenditures and network maintenance. Since the completion of Telecom Argentina’s restructuring in August 2005, Telecom is in the process of making significant investments designed to take advantage of growth opportunities in our businesses. In the Voice, Data and Internet reportable segment, Telecom’s focus is on continued development of its broadband assets, including the ADSL high speed network and Fiber Optic infrastructure, as well as upgrading and enhancing information technology systems. In the Wireless reportable segment, Telecom is in the process of expanding its GSM network. Telecom’s maintenance expenses have increased in 2004, 2005 and 2006 as it made investments to satisfy its operational needs arising from under-investment in 2002 and 2003.

Wireless Subscriber Acquisition Costs and Promotional Expenditures. The cost reduction plan that Telecom implemented in the 2002 – 2004 period also involved restrictions on subscriber acquisition costs in the Wireless reportable segment and on other promotional activities such as advertising and promotional campaigns. Telecom’s Wireless reportable segment has experienced a significant increase in subscriber acquisition costs as a result of higher subscription levels in the market for wireless services and intense competition. The Voice, Data and Internet reportable segment also has increased its promotional activities, particularly with respect to ADSL services, where Telecom’s competitors have intensified their marketing campaigns.

Currency Effects. The majority of Telecom’s revenues are received in pesos whereas the majority of its financial indebtedness is substantially denominated in U.S. dollars. Additionally, a significant portion of the materials and supplies related to the construction and maintenance of Telecom’s networks are incurred in foreign currencies. Consequently, the Pesification of Telecom’s rates and subsequent fluctuations in the exchange rates between the peso and the U.S. dollar and other currencies will continue to affect the amount of its revenues in comparison to its debt service obligations and other costs incurred in foreign currencies. Telecom’s financial results, net mainly include gains and losses arising from net currency exchange differences and interest income and loss.

(B) Consolidated Results of Operations.

In the year ended December 31, 2006, we reported a net income of P$129 million, compared to a net income of P$727 million for the year ended December 31, 2005. The year-to-year difference in net income was mainly due to the one-time gain of P$1,424 million resulting from the completion of Telecom Argentina’s debt restructuring process.

We reported consolidated net sales of P$7,437 million in year 2006 compared to P$5,718 million in year 2005. The increase of P$1,719 million can be largely attributed to the increase in the customer base, particularly in the Wireless reportable segment and in the ADSL access base.

In 2006, operating costs (including depreciation and amortization) totaled P$6,527 million representing a P$1,311 million increase (25% increase) due to the higher agent’s commissions for handset sales, costs of handsets, TLRD costs, advertising expenses, salaries and social security charges and taxes, among other reasons. These costs are associated with the increase in sales and particularly with growing competition in the wireless market in Argentina.

Although the economic situation in Argentina continued showing signs of improvement, Telecom’s fixed telephone service is still affected by the Pesification of the rates in early 2002; as a result, the increase in the structure of disbursement costs for the Voice, Data and Internet reportable segment (which was 20%) is higher than the rise in net sales (which was 6%). Consequently, Telecom’s operations continue to be influenced by the Pesification and freezing of regulated tariffs and macroeconomic factors (particularly exchange rates and inflation). See “—Trend Information” below.

(B.1) Year 2006 Compared to Year 2005

	Year Ended December 31,				Change by segment
	2006	2005	Total Change		Voice, data and Internet	Wireless	Directories publishing	Nortel
	(P$ millions)%			(P$ millions)
Net Sales	7,437	5,718	30.1	1,719	182	1,522	15	—
Cost of services, general and administrative and selling expenses	(6,527)	(5,216)	25.1	(1,311)	(144)	(1,163)	(4)	—
Operating income	910	502	81.3	408	38	359	11	—
Financial result, net	(482)	(306)	57.5	(176)	(258)	82	—	—
Gain on debt restructuring, net	—	1,424	(100.0)	(1,424)	(1,424)	—	—	—
Other, net (1)	(183)	(159)	15.1	(24)	(34)	10	1	(1)
Income tax expense, net	17	(122)	N/A	139	252	(111)	(2)	—
Minority interest	(133)	(612)	(78.3)	479	—	(14)	—	493
Net income (loss)	129	727	(82.3)	(598)	(1,426)	326	10	492

(1)	Other, net includes equity gain (loss) from related companies and other expenses, net.

Net Sales

The principal factors which affect Telecom’s net sales are rates, the volume of use of services in fixed line services and the growth in wireless telecommunication and Internet services.

During year 2006, net sales increased approximately 30.1% to P$7,437 million from P$5,718 million in 2005. The increase can be largely attributed to the increase of P$1,522 million in revenues generated by the Wireless reportable segment. It should be noted that all three reportable segments showed revenue increases, but at different growth rates.

In the Voice, Data and Internet reportable segment, voice sales grew by 4% due to the increase in the customer base, but saw a slight reduction in traffic volume. Regulated voice services are still affected by the Pesification of rates to pesos as discussed in more detail in “Item 4—Information on the Company—The Business—General—Voice, Data and Internet—(b) Wholesale—Rates” in the Telecom Form 20-F included as an exhibit hereto. Data sales grew by 11% due to the increase in the customer base and expanded corporate offerings. Internet sales led growth in this segment, with a 25% rise due to the fact that the customer base experienced 102% annual growth. It is worth pointing out that Internet revenues are affected by major discounts offered to new customers in the first three months of subscription.

Wireless revenues increased by 54% compared to 2005. In Argentina, revenues, net of intercompany sales, grew by 54% as a result of a 37% increase in the customer base and a 11% rise in ARPU. In Paraguay, sales grew by 61% due to a 79% increase in the customer base and a steady ARPU.

In 2006, service revenues in the Wireless reportable segment amounted to P$3,775 million, representing 53% growth from 2005. Year 2006 service revenue growth was 52.1% in Argentina and 64.5% in Paraguay.

The 30% increase in the Directories Publishing reportable segment is mainly attributable to the growth of this segment in the provinces due to the recovery of regional economies in recent years.

For the first time in Telecom’s history, 2006 Wireless reportable segment net sales represented more than 50% of its consolidated net sales (reaching 58%).

For a further breakdown of Telecom’s consolidated net sales, see “—Results of Operations by Reportable Segment” below.

Cost of Services, General and Administrative and Selling Expenses

Total cost of services, general and administrative and selling expenses increased by 25.1% to P$6,527 million in 2006 from P$5,216 million in 2005. The increase was mainly due to the increase in disbursement costs in the three reportable segments as a result of the rise in direct cost of sales, the effect of inflation in the overall cost structure and heavy competition in the wireless and broadband businesses in Argentina. Depreciation and amortization expenses evidenced a P$106 million reduction mainly in the Voice, Data and Internet reportable segment.

					Change by segment
	Year Ended December 31,
	2006	2005	Total Change		Voice, data and Internet	Wireless	Directories publishing	Nortel
	(P$ millions)%			(P$ millions)
Salaries and social security	841	686	22.6	155	105	53	(3)	—
Taxes	540	395	36.7	145	10	135	—	—
Maintenance, materials and supplies	367	309	18.8	58	46	9	3	—
Bad debt expense	64	29	120.7	35	11	24	—	—
Interconnection costs	159	144	10.4	15	15	–	—	—
Costs of international outbound calls	111	94	18.1	17	17	–	—	—
Fees for services	251	159	57.9	92	28	63	1	—
Advertising	228	152	50.0	76	29	46	1	—
Cost of wireless handsets	973	613	58.7	360	–	360	—	—
Agent commissions and distribution of prepaid cards commissions	548	386	42.0	162	4	158	—	—
Other commissions	121	82	47.6	39	3	35	1	—
Roaming	137	115	19.1	22	–	22	—	—
TLRD	445	271	64.2	174	–	174	—	—
Others	350	283	23.7	67	25	41	1	—
Depreciation of fixed assets and intangible assets	1,392	1,498	(7.1)	(106)	(149)	43	—	—
Total Cost of Services, General and Administrative and Selling Expenses	6,527	5,216	25.1	1,311	144	1,163	4	—

Salaries and Social Security

During year 2006, salaries and social security charges were approximately P$841 million, representing a 22.6% increase from 2005. This was primarily due to the increase in salary levels implemented during the year. Additionally, labor costs rose as a consequence of the increase in headcount in the Wireless reportable segment, where increased demand for wireless services and the improvement of customer support required Telecom Personal to increase its number of employees. As of December 31, 2006, Telecom had 15,340 employees compared to 14,542 employees as of December 31, 2005.

For year 2006, salaries and social security payments were approximately 11.3% of net sales. For year 2005, salaries and social security payments were approximately 12% of net sales.

Taxes

Expenses related to taxes increased 36.7% to P$540 million in year 2006 from P$395 million in year 2005, mainly due to the impact of taxes that are calculated on the basis of revenues and higher fees paid to the regulator in connection with the wireless telephony activity.

Maintenance, Materials and Supplies

Maintenance, materials and supplies expense increased by 18.8% to P$367 million in year 2006 from P$309 million in year 2005. This increase was due to higher maintenance costs across segments, particularly in Voice, Data and Internet reportable segment.

Bad Debt Expense

During year 2006, bad debt expense increased to P$64 million from P$29 million in year 2005. The allowance for doubtful accounts represented 0.9% of net sales for 2006, as compared to 0.5% of net sales in 2005. This increase was due mainly to growth in the wireless customer base and reduction in levels of collection and the lower recovery of past due accounts in Voice, Data and Internet reportable segment.

Fees for Services

Our and Telecom’s fees for various services, including legal, security, and auditing services, totaled approximately P$251 million for year 2006 and P$159 million for year 2005. This increase was due mainly to services relating to the technology replacement project in Telecom’s Wireless reportable segment. In 2006, fees for services include P$16 million paid to the Operator as compensation for the services of highly qualified personnel and technical assistance provided to Telecom in accordance with an agreement entered into between Telecom and Telecom Italia at the beginning of 2005. Such amounts were charged based on hours of service at international market rates for such services.

Advertising

Costs related to advertising increased by P$76 million, or 50%, to P$228 million, mainly due to higher media advertising expenses for wireless and Internet services.

Agent Commissions and Distribution of Prepaid Card Commissions

Sales commissions increased to P$548 million in year 2006 from P$386 million in year 2005. The increases in agent commissions and distribution of prepaid cards commissions year over year were mainly due to Telecom Personal’s efforts to expand its high-value subscriber base and to the increase in the prepaid subscriber base, respectively.

Other Commissions

Other commissions increased by 47.6% to P$121 million in year 2006 from P$82 million in year 2005. This increase was mainly due to higher commissions paid as a result of the growth in our wireless subscriber base.

Others

Others increased by 23.7% to P$350 million from P$283 million mainly due to the increase in other operating expenses in the Wireless Reportable Segment as a result of increased revenues and an increase in the customer base.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation of fixed assets and amortization of intangible assets decreased by P$106 million, or 7.1%, to P$1,392 million during 2006 mainly as a consequence of the end of the amortization period of certain assets in the Voice, Data and Internet reportable segment partially offset by an increase in the depreciation in increased investment of assets in the Wireless reportable segment. Depreciation expense was equal to approximately 18.7% of net sales for year 2006 and 26.2% of net sales for year 2005.

For an analysis of interconnection and international outbound call costs, see “Results of Operations by Reportable Segment—Voice, Data and Internet Reportable Segment” below. For an analysis of wireless handset, roaming and TLRD costs, see “—Results of Operations by Reportable Segment—Wireless Reportable Segment” below.

Operating Income

During the year ended December 31, 2006, consolidated operating income was P$910 million, with a P$408 million increase, or 81%, compared to 2005. Operating income represents 12.2% of net sales in 2006. Improvement in operating income in terms of sales margin was seen across all segments. Voice, Data and Internet grew from 10% to 11% of net sales due to the systematic decline of fixed asset depreciation; Wireless reportable segment almost doubled its margin, growing from 7% to 13% of net sales in 2006, while the Directories Publishing reportable segment doubled its profitability, reaching 28% of its net sales in 2006.

The increase in operating income in 2006 is mainly due to strong growth in the Wireless segment resulting from higher net sales, partially offset by higher costs associated with tax related expenses, fees for services, pre-paid card commission roaming and TLRD.

Financial Results, Net

Financial and holding results were negative by P$482 million, reporting a 57.5% increase over the net loss of the year 2005.

As a result of a P$908 million reduction in the net financial debt or 21% compared to the net financial debt at the end of the previous year, interest accrued on the net financial debt diminished by P$147 million. This financial cost represents 6.1% of consolidated sales in year 2006, up from 10.5% in year 2005.

Unlike the prior year, in 2006, the devaluation of the peso against the US dollar was 1% and against the Euro, 12.6%. This caused a net foreign currency exchange loss of P$198 million, which was softened by the effectiveness of the derivative financial instruments entered into in order to limit the risk of an increase in the Euro and Yen against the US dollar. These instruments created a P$114 million gain in the year 2006, unlike the prior year in which a P$83 million loss was recorded. In 2005, penalty interest that had accrued on Telecom Argentina’s financial debt was fully waived by creditors as part of the restructuring that took place on August 31, 2005.

Gain on Debt Restructuring, Net

In 2005, Telecom Argentina concluded the restructuring of its financial debt, generating an unusual profit of P$1,424 million. Additional information on the debt restructuring process is included in Notes 5.p and 8 to the Consolidated Financial Statements. See also “Critical Accounting Policies—Debt Restructuring Results” above.

Other, Net

Gain (Loss) on Equity Investees

In 2006, a P$5 million gain was reported, mainly due to the realization of P$6 million exchange differences generated by the P$10 million capital reimbursement made by Núcleo to its shareholders. Furthermore, in 2005, Telecom Argentina obtained a P$7 million gain on the sale of its equity interest in Intelsat.

Other expenses, net

Other expense, net, increased P$21 million or 13% from the year 2005, reaching P$186 million in 2006 mainly due to increases in litigation and other contingencies and higher slow-moving and obsolescence provisions.

Litigation and other contingency charges have increased at Telecom Argentina due to higher costs connected with labor and fiscal complaints. In contrast, in Personal there are reductions mainly attributable to the settlement of commercial lawsuits.

During years 2006 and 2005, approximately P$49 million and P$57 million of other expenses, net, respectively, were recorded related mainly to accrued severance payments and special termination benefits costs for employees who were dismissed during the period or voluntarily retired pursuant to Telecom’s employee reduction program.

Income Tax Benefit (Expense), Net

The income tax charge includes three effects: (i) the current tax for the year payable according to fiscal legislation applicable to each company in the Telecom Group; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to fiscal versus accounting criteria; and (iii) the analysis of recoverability of deferred tax assets, particularly, the loss carry-forwards accumulated by Telecom Argentina and Personal.

Deferred income taxes result from temporary differences in the recognition of expenses for tax and financial reporting purposes and are accounted for in accordance with Argentine GAAP, which is consistent with SFAS No. 109. Argentine GAAP requires the asset and liability method of computing deferred income taxes.

With respect to assessed taxes, since 2005, Publicom and Núcleo have generated accounting and fiscal income that requires them to pay taxes at the rates of 35% and 10%, respectively. On the other hand, Telecom Argentina and Personal have loss carry-forwards, which, although they have been diminishing since 2002, have not yet been fully absorbed thus allowing Telecom Argentina and Personal to avoid any income tax obligation for the periods under review. Telecom has received claims from the tax authority based on different ex-officio assessments that determined the accrual of P$25 million in 2005 and subsequent payment. For additional information on these claims, see Note 11.c to the Consolidated Financial Statements.

Furthermore, the profits made by all companies in the Telecom Group have generated negative charges on deferred taxes, particularly in Telecom Argentina for the year 2005, in which the profit on the restructuring of the financial debt reduced by P$498 million the loss carry forward recognized.

With respect to the recoverability of loss carry-forwards, the Telecom Group recognized, as of December 31, 2006, P$722 million of loss carry-forwards, of which P$653 million expire in 2007 (P$518 million for Telecom Argentina and P$135 million for Personal). According to estimates of taxable income for next year, it is estimated that Personal will be able to fully use its loss carry-forward, while for Telecom Argentina it is likely that it will lose a substantial portion. For that reason, as of December 31, 2006, a valuation allowance of P$195 million was recorded in Telecom Argentina, representing for 2006 a reduction of P$81 million in its valuation allowance (in 2005, the reduction amounted to P$419 million mainly as a result of the taxability of income due to the debt restructuring).

Minority Interest

During the year 2006, we recorded a minority interest loss of P$133 million as compared to a loss of P$612 million in 2005. The difference is attributed to the net income of Telecom Argentina for year 2006 compared to year 2005.

Net Income (Loss)

For year 2006, the Company recorded net income of approximately P$129 million mainly due to gain resulting from holding companies.

(B.2) Year 2005 Compared to Year 2004

	Year Ended December 31,				Change by segment
	2005	2004	Total Change		Voice, data and Internet	Wireless	Directories publishing	Nortel
	(P$ millions)%			(P$ millions)
Net Sales	5,718	4,494	27.2	1,224	153	1,064	7	—
Cost of services, general and administrative and selling expenses	(5,216)	(4,097)	27.3	(1,119)	36	(1,150)	(6)	1
Operating income	502	397	26.4	105	189	(86)	1	1
Financial result, net	(306)	(1,172)	(73.9)	866	872	(7)	1	—
Gain on debt restructuring, net	1,424	209	581.3	1,215	1,445	(230)	—	—
Other, net (1)	(159)	(73)	117.8	(86)	(36)	(41)	(1)	(8)
Income tax expense, net	(122)	(27)	351.8	(95)	(219)	124	(1)	1
Minority interest	(612)	305	N/A	(917)	—	(11)	—	(906)
Net income (loss)	727	(361)	N/A	1,088	2,251	(251)	—	(912)

(1)	Other, net includes equity gain (loss) from related companies and other expenses, net.

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

Revenues for the Wireless reportable segment reached P$2,797 million, increasing by 61.4%, due to growth in the customer base, total traffic, and sales of handsets. In 2005, the economic environment and the implementation of new technologies and services fueled significant growth in the wireless market, resulting in an increase in the customer base and increased consumption of wireless services. As of December 31, 2005, total wireless subscribers of Telecom Personal in Argentina reached approximately 6,150,000 representing an increase of approximately 2,315,000 customers from 2004.

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

					Change by segment
	Year Ended December 31,
	2005	2004	Total Change		Voice, data and Internet	Wireless	Directories publishing	Nortel
	(P$ millions)%			(P$ millions)
Salaries and social security	686	594	15.5	92	67	23	2	—
Taxes	395	301	31.2	94	17	77	—	—
Maintenance, materials and supplies	309	233	32.6	76	23	49	4	—
Bad debt expense	29	5	480.0	24	13	11	—	—
Interconnection costs	144	135	6.7	9	9	—	—	—
Costs of international outbound calls	94	82	14.6	12	12	—	—	—
Fees for services	159	103	54.4	56	(2)	59	(1)	—
Advertising	152	93	63.4	59	14	45	—	—
Cost of wireless handsets	613	237	158.6	376	—	376	—	—
Agent commissions and distribution of prepaid cards commissions	386	177	118.1	209	(1)	210	—	—
Other commissions	82	61	34.4	21	3	16	2	—
Roaming	115	65	76.9	50	—	50	—	—
TLRD	271	137	97.8	134	—	134	—	—
Others	283	228	24.1	55	6	48	2	(1)
Depreciation of fixed assets and intangible assets	1,498	1,646	(9.0)	(148)	(197)	52	(3)	—
Total Cost of Services, General and Administrative and Selling Expenses	5,216	4,097	27.3	1,119	(36)	1,150	6	(1)

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

Maintenance, Materials and Supplies

Maintenance, materials and supplies expense increased by 32.6% to P$309 million in year 2005 from P$233 million in year 2004. This increase was due in part to higher maintenance costs across segments, and in part to increased costs associated with the growth in our Wireless reportable segment.

Bad Debt Expense

During year 2005, bad debt expense increased to P$29 million from P$5 million in year 2004. The allowance for doubtful accounts represented 0.5% of net sales for 2005, as compared to 0.1% of net sales in 2004. This increase was due mainly to growth in the wireless customer base and changes in levels of collection and the lower recovery of past due accounts in the Voice, Data and Internet reportable segment.

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

Advertising

Costs related to advertising increased by P$59 million, or 63.4%, to P$152 million, mainly due to higher media advertising expenses for wireless and Internet services.

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

Others

Others increased by 24.1% to P$283 million from P$228 million mainly due to the increase in other operating expenses in the Wireless reportable segment.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation and amortization are calculated using the straight-line method based on the estimated useful life of the relevant asset. Fixed assets acquired after the Transfer Date are being depreciated over an average of 10 years.

Depreciation of fixed assets and amortization of intangible assets decreased by P$148 million, or 9%, to P$1,498 million during 2005 as a consequence of the end of the amortization period of certain assets in the Voice, Data and Internet reportable segment partially offset by the increase in investment in assets and accelerated depreciation derived principally by the reduction in the useful life of the TDMA network equipment. Depreciation and amortization expenses were equal to approximately 26.2% of net sales for year 2005 and 36.6% of net sales for year 2004.

For an analysis of interconnection and international outbound call costs, see “Results of Operations by Reportable Segment—Voice, Data and Internet Reportable Segment” below. For an analysis of wireless handset, roaming and TLRD costs, see “Results of Operations by Reportable Segment—Wireless Reportable Segment” below.

Operating Income

In 2005, our consolidated operating income was P$502 million compared to P$397 million in year 2004. Our operating income for the year 2005, as a percentage of net sales, was similar to year 2004. In 2005, the Voice, Data and Internet reportable segment contributed P$289 million, the Wireless reportable segment contributed P$208 million and the Directories Publishing reportable segment contributed P$7 million to consolidated operating income. During 2005, the Voice, Data and Internet reportable segment and Directories Publishing reportable segment showed improvements of P$189 million and P$1 million, respectively, while the Wireless reportable segment had a P$86 million decrease as compared to 2004.

The increase in operating income in 2005 is mainly due to the decrease in Telecom’s amortization charges in the Voice, Data and Internet reportable segment, which were partially offset by the decrease in operating margins in Telecom’s Wireless reportable segment resulting from a substantial increase in handset subsidies and selling expenses.

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

Other, Net

Other, net includes equity gain (loss) from related companies and other expenses, net. The increase in other, net corresponds mainly to increased other expenses, net which rose by P$71 million from 2004 to P$166 million in 2005 largely due to higher provisions for lawsuits and other contingencies.

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

During the year 2005, Telecom recorded a higher income tax expense as compared to year 2004 due to higher taxable net income in 2005 as a consequence of the significant gain on debt restructuring, net. Such higher income tax expense was offset in part by the reversal of a portion of the valuation allowance of its deferred income tax asset.

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

(C) Results of Operations by Reportable Segment

(C.1) Voice, Data and Internet Reportable Segment

Results of operations for the Voice, Data and Internet reportable segment for years 2006, 2005 and 2004 are comprised as follows:

	Year Ended December 31,			% of Change
	2006	2005	2004	2006-2005	2005-2004
	(P$ millions)			Increase/(Decrease)
Net sales	3,053	2,871	2,718	6.3	5.6
Cost of services, general and administrative and selling expenses	(2,726)	(2,582)	(2,618)	5.6	(1.4)
Operating income	327	289	100	13.1	189.0
Financial result, net	(375)	(117)	(989)	220.5	(88.2)
Gain (loss) on debt restructuring, net	—	1,424	(21)	(100.0)	N/A
Other, net (1)	(138)	(104)	(68)	32.7	52.9
Income tax benefit (expense), net	33	(219)	—	N/A	N/A
Net (loss) income	(153)	1,273	(978)	N/A	N/A

(1) Other, net includes equity gain (loss) on equity investees and other expenses, net.

Net Sales

During year 2006, net sales from the Voice, Data and Internet reportable segment increased 6.3% to P$3,053 million from P$2,871 million in year 2005. During year 2005, net sales increased approximately 5.6% from P$2,718 million in year 2004. The increase in each year was due to several factors, including an increase in Telecom’s customer base, which in turn generated greater basic and supplementary monthly charges. Specifically, in 2006, Telecom’s ADSL access base grew 102.2% over the ADSL access base in 2005 and the number of Arnet customers in 2006 grew by 136% over the number of Arnet customers in 2005. These increases were offset by a reduction in Dial-Up 0610 Internet traffic in 2006 that reduced revenue by P$23 million as compared to 2005. Other factors in the growth in net sales in 2006 were the increase in our revenues from Internet services and the increase in Telecom’s provision of interconnection services as a consequence of the general expansion of the wireless business.

Revenues from the Voice, Data and Internet reportable segment for years 2006, 2005 and 2004 are comprised as follows:

	Year Ended December 31,			% of Change
	2006	2005	2004	2006-2005	2005-2004
	(P$ millions)			Increase/(Decrease)
Measured service charges	964	973	959	(0.9)	1.5
Monthly basic charges	716	676	635	5.9	6.5
Internet revenues	396	317	265	24.9	19.6
Interconnection revenues	312	254	210	22.8	21.0
International long-distance service	243	224	215	8.5	4.2
Public telephone service	131	155	170	(15.5)	(8.8)
Data transmission	167	150	151	11.3	(0.7)
Installation charges	26	31	30	(16.1)	3.3
Other national telephone services	98	91	83	7.7	9.6
Total Voice, Data and Internet	3,053	2,871	2,718	6.3	5.6

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

Revenues from measured service and monthly basic charges represented 55% of Telecom’s total segment net sales for year 2006, compared to 57.4% of its total segment net sales for year 2005. Revenues from traffic increased 1.9% to P$1,680 million in year 2006 from P$1,649 million in year 2005. Measured service charges decreased 0.9% to P$964 million in year 2006 from P$973 million in year 2005.

Monthly basic charges increased 5.9% to P$716 million in year 2006 when compared with year 2005, mainly due to the increase in customer lines. Lines in service as of December 31, 2006 increased to approximately 4,095,000 compared to approximately 3,949,000 as of December 31, 2005 due to the recovery in demand. However, fixed telephony tariffs remained stable after the Pesification and freeze enforced by the Argentine Government on January 6, 2002.

Revenues from measured service and monthly basic charges represented 57.4% of Telecom’s total segment net sales for year 2005, compared to 58.6% of its total segment net sales for year 2004. Revenues from traffic increased 3.5% to P$1,649 million in year 2005 from P$1,594 million in year 2004. Measured service charges increased 1.5% to P$973 million in year 2005 from P$959 million in year 2004.

Monthly basic charges increased 6.5% to P$676 million in year 2005 when compared with year 2004, mainly due to the increase in customer lines. Lines in service as of December 31, 2005 increased to approximately 3,949,000 compared to approximately 3,790,000 as of December 31, 2004 due to the recovery in demand.

Internet Revenues

Revenues from Internet subscription fees and Internet-related Value Added Services increased by 24.9% to P$396 million in year 2006 compared to P$317 million in 2005 and increased by 19.6% in year 2005 compared to P$265 million in 2004, mainly due to an increase in the number of ADSL subscribers in each year.

As of December 31, 2006, the number of ADSL subscribers reached approximately 457,000 compared to 226,000 as of December 31, 2005, increasing by 102.2% while Internet dial-up customers were approximately 95,000 as of December 31, 2006 compared to 125,000 as of December 31, 2005, decreasing by 24.0%. As of December 31, 2006 and 2005, Internet minutes represented 20.1% and 26.6% of total traffic measured in minutes transported over the fixed-line network. The Internet minutes have fallen due to the steady migration of customers to the ADSL services.

Interconnection Revenues

During year 2006, revenues from interconnection services, which primarily include access, termination and long-distance transport of calls, increased by 22.8% to P$312 million from P$254 million in 2005, mainly due to the increase in wireless traffic transported and terminated on Telecom’s fixed line network.

During year 2005, revenues from interconnection services increased 21.0% to P$254 million from P$210 million in 2004, mainly due to the increase of traffic handled by fixed and wireless networks.

International Long-Distance Service

Revenues from international long-distance service reflect payments made under bilateral agreements between the Company and foreign telecommunications carriers covering inbound international long-distance calls and earnings from outbound phone calls made by customers.

During year 2006, international long-distance service revenues increased by 8.5% to P$243 million from P$224 million in year 2005. During year 2005, international long-distance service revenues increased by 4.2% to P$224 million from P$215 million in year 2004. The increase in each year was mainly due to higher incoming and outgoing traffic partially offset by a decrease in prices.

Public Telephone Service

Revenues from public telephone service decreased by 15.5% to P$131 million in year 2006 from P$155 million in year 2005. Revenues from public telephone service decreased by 8.8% to P$155 million in year 2005 from P$170 million in year 2004. The decrease each year is mainly due to reduced traffic on public telephones and decreased use of telecommunication centers as a result of expanded cellular usage.

Data Transmission

Revenues from data transmission services increased by 11.3% to P$167 million in year 2006 from P$150 million in year 2005 mainly due to the increase in data transmission services required by our customers. Revenues from data transmission services remained stable at P$150 million in year 2005 compared to P$151 million in year 2004.

Installation Charges

During year 2006, installation charges from new customers decreased by 16.1% to P$26 million from P$31 million in year 2005 while during year 2005 installation charges from new customers increased by 3.3% to P$31 million from P$30 million in year 2004. The decrease in installation charges in year 2006 is due to a 22% decrease in the average installation charge per connection in 2006 compared to year 2005, partially offset by a 2% increase in connected lines.

Other National Telephone Services

Revenues from other national telephone services are derived mainly from dedicated lines, Access charges and miscellaneous customer charges. During year 2006, revenues from other national telephone services increased by 7.7% to P$98 million from P$91 million in year 2005. During year 2005, revenues from other national telephone services increased by 9.6% to P$91 million from P$83 million in year 2004. The increase in each year is mainly due to higher revenues related to billing and collection services charged to other operators.

Cost of Services, General and Administrative and Selling Expenses

During year 2006, total cost of services, general and administrative expenses for the Voice, Data and Internet reportable segment increased 5.6% to P$2,726 million compared to P$2,582 million in year 2005. This is mainly due to increases in salaries and social security charges, maintenance, materials and supplies costs, fees for services, interconnection costs and advertising, partially offset by lower depreciation.

During year 2005, total cost of services, general and administrative expenses for the Voice, Data and Internet reportable segment decreased 1.4% to P$2,582 million compared to P$2,618 million in year 2004. This decrease corresponds to lower depreciation charges partially offset by increases in salaries and social security charges and maintenance, materials and supplies costs.

Detailed below are the major components of Telecom’s cost of services, general and administrative and selling expenses for the years ended December 31, 2006, 2005 and 2004 related to the Voice, Data and Internet reportable segment:

	Year Ended December 31,			% of Change
	2006	2005	2004	2006-2005	2005-2004
	(P$ millions)			Increase/(Decrease)
Salaries and social security	663	558	491	18.8	13.6
Taxes	175	165	148	6.1	11.5
Maintenance, materials and supplies	253	207	184	22.2	12.5
Bad debt expense	16	5	(8)	220.0	N/A
Interconnection costs	159	144	135	10.4	6.7
Costs of international outbound calls	111	94	82	18.1	14.6
Fees for services	107	79	81	35.4	(2.5)
Advertising	70	41	27	70.7	51.9
Distribution of prepaid cards commissions and Other commissions	63	56	54	12.5	3.7
Others	174	149	143	16.8	4.2
Subtotal before depreciation and amortization	1,791	1,498	1,337	19.6	12.0
Depreciation of fixed assets and amortization of intangible assets	935	1,084	1,281	(13.7)	(15.4)
Total Voice, Data and Internet	2,726	2,582	2,618	5.6	(1.4)

Salaries and Social Security

During year 2006, salaries and social security charges were approximately P$663 million, representing a 18.8% increase from 2005. This was primarily due to salary increases during the year partially offset by a decrease in the number of employees.

For year 2006, salaries and social security payments were approximately 21.7% of segment net sales. For year 2005, wages and social benefits were approximately 19.4% of segment net sales.

During year 2005, salaries and social security charges were approximately P$558 million, representing a 13.6% increase from 2004. This was primarily due to salary increases during the year partially offset by a decrease in the number of employees.

Taxes

Expenses related to taxes increased by 6.1% to P$175 million in year 2006 from P$165 million in year 2005, and increased by 11.5% to P$165 million in year 2005 from P$148 million in year 2004, mainly due to higher turnover taxes as a consequence of the increase in revenues.

Maintenance, Materials and Supplies

Maintenance, materials and supplies expense increased by 22.2% to P$253 million in year 2006 from P$207 million in year 2005. During 2005, maintenance, materials and supplies expenses increased by 12.5% from P$184 million in year 2004. The increase in each year was primarily due to higher maintenance costs.

Bad Debt Expense

During years 2006 and 2005, bad debt expense amounted to P$16 million and P$5 million, respectively, whereas during year 2004 bad debt expense reflected a net recovery of past due accounts of P$8 million. The increase in bad debt expenses in 2006 and 2005 was mainly due to a reduction in Telecom’s level of recovery of past due accounts.

Interconnection Costs

During year 2006, Telecom recorded P$159 million in interconnection costs compared with P$144 million in year 2005 and P$135 million in year 2004. Both increases are mainly due to growth in call traffic originated in Telecom’s network and ended in third party networks.

Costs of International outbound calls

During year 2006, Telecom recorded P$111 million in costs of international outbound calls compared with P$94 million recorded in year 2005 and P$82 million recorded in year 2004. This increase is mainly due to the increase in call traffic originating in Telecom’s network and requiring fees for transport across international lines.

Fees for Services

Fees for services, such as legal, security, auditing and other services totaled approximately P$107 million for year 2006 and P$79 million for year 2005. For years 2006 and 2005, these fees included P$13 million and P$10 million, respectively, of fees paid to the Operator as compensation for the services of highly qualified personnel and technical assistance that the Operator provided to Telecom at Telecom’s request. Such amounts were charged based on hours of service at international market rates for such services.

Fees for services, such as legal, security, auditing and other services, and fees for the debt restructuring process and other services, totaled approximately P$81 million for year 2004. These fees included P$3 million of fees paid to the Operator as compensation for the services of highly qualified personnel and technical assistance that the Operator provided to Telecom at Telecom’s request. Such amounts were charged based on hours of service at international market rates for such services.

Advertising

During year 2006, Telecom recorded P$70 million in costs of advertising compared with P$41 million recorded in year 2005. This increase is mainly due to increased advertising campaigns as a result of the competition in the Internet services market. During year 2004, Telecom recorded P$27 million in advertising costs.

Distribution of Prepaid Card Commissions and Other Commissions

During year 2006, Telecom recorded P$63 million in costs relating to commissions for distribution of prepaid cards and other commissions, compared with P$56 million in year 2005. This increase is mainly due to an increase in the volume of commissions partially offset by less traffic on public telephones and through telecommunication centers. During year 2004, Telecom recorded P$54 million in costs relating to commissions for distribution of prepaid cards and other commissions.

Other Operating Expenses

Other operating expenses include accrued expenses such as transportation costs, insurance, energy and rentals. During year 2006, Telecom’s other operating expenses amounted to P$174 million compared to P$149 million in 2005 and P$143 million in 2004.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation expense were P$935 million in year 2006, P$1,084 million in year 2005 and P$1,281 million in year 2004. Depreciation expenses as a percentage of net sales were approximately 30.6% in 2006, 37.7% in 2005 and 47.1% in 2004, respectively. The decreases were principally due to the end of the amortization period of certain assets.

Operating Income

The following table shows our operating income from the Voice, Data and Internet reportable segment in years 2006, 2005 and 2004 and its percentage of net sales in each year.

	Year Ended December 31,
	2006	2005	2004	2006-2005		2005-2004
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization	1,262	1,373	1,381	(8.1	) %	(0.6	) %
As % of net sales	41.3%	47.8%	50.8%	(6.5	) %	(3.0	) %
Depreciation and amortization	(935)	(1,084)	(1,281)	(13.7	) %	(15.4	) %
As % of net sales	(30.6)%	(37.7)%	(47.1)%	7.1%		9.4%
Operating income	327	289	100	13.1%		189.0%
As % of net sales	10.7%	10.1%	3.7%	0.6%		6.4%

Our operating income before depreciation and amortization from the Voice, Data and Internet reportable segment was P$1,262 million, P$1,373 million and P$1,381 million, representing 41.3% of net sales in 2006, 47.8% of net sales in 2005 and 50.8% of net sales in 2004, respectively. These decreases in the operating margin during the 2004-2006 period corresponds mainly to the increase in salaries and social security charges, fees for services, interconnection costs, advertising and maintenance, materials and supplies costs which, cumulatively, were larger than the increase in net sales of each year.

In 2006, the operating income from the Voice, Data and Internet reportable segment increased by 13.1% to P$327 million from P$289 million in 2005. In 2005, the operating income from the Voice, Data and Internet reportable segment increased by 189% to P$289 million from P$100 million in 2004. The increase in each year was mainly due to the decreases in depreciation charges. The significant effect of depreciation decreases on operating income is partially offset by the decrease in operating income before depreciation and amortization in each year.

Financial Results, Net

During year 2006, we recorded a net financial loss of approximately P$375 million compared to a net financial loss of approximately P$117 million in year 2005. The difference is mainly due to the loss recognized from net foreign currency exchange differences in 2006 of P$92 million, including the effects of changes in fair value of financial instruments, compared with the gain recognized from net foreign currency exchange differences in year 2005 of P$417 million, including the effects of changes in fair value of financial instruments. Also, during 2006 Telecom recorded net financial interest of P$294 million compared with P$522 million in 2005. This reduction in 2006 is mainly due to Telecom’s 2005 debt restructuring.

During year 2005, Telecom recorded a net financial loss of approximately P$117 million compared to a net financial loss of approximately P$989 million in year 2004. The difference can be largely attributed to the gain recognized from net foreign currency exchange differences in year 2005. The gain was mainly a result of the fluctuation of the peso-to euro exchange rate.

Gain (loss) on Debt Restructuring, Net

Gain on debt restructuring, net was P$1,424 million in year 2005 resulting from the Telecom Argentina debt restructuring completed in August 2005. The recorded P$21 million loss on debt restructuring for year 2004 corresponds to accrued expenses related to Telecom’s 2005 debt restructuring.

Other, Net

Equity Gain (Loss) on Equity Investees

During year 2006, a loss of P$1 million was recorded due to a decline in value of Telecom’s investment in “2003 Telecommunication Fund” (See Note 11.b to the Consolidated Financial Statements). During year 2005, Telecom sold its investment in Intelsat Ltd. for approximately P$13 million. As a result of this transaction, a gain of P$7 million was recorded.

Other Expenses, Net

Other expenses, net include severance payments and provisions for lawsuits and other contingencies.

For year 2006, other expenses, net increased by P$26 million, or 23.4%, to P$137 million. For year 2005, other expenses, net increased by P$43 million, or 63.2%, to P$111 million. The increase in each year is mainly due to higher provisions for lawsuits and other contingencies.

Income Tax Benefit (Expense), Net

During year 2006, Telecom recorded income tax benefit of P$33 million due to a reversal of a portion of the valuation allowance of its deferred income tax asset partially offset by the income tax expense due to taxable net income in 2006.

During year 2005, Telecom recorded income tax expense due to taxable net income in 2005 as a consequence of the significant gain on debt restructuring, net. Such income tax expense in 2005 was partially offset by a reversal of a portion of the valuation allowance of its deferred income tax asset. As of December 31, 2004, Telecom Argentina recorded a write-down of its net deferred income tax asset as a consequence of the going concern uncertainty arising from its debt restructuring process.

Net (Loss) Income

For year 2006, the Voice, Data and Internet reportable segment recorded net loss of approximately P$153 million, mainly due to the financial loss, net as a consequence of the fluctuation of the Peso-to-Dollar exchange rate during year 2006 and the net financial interest.

For year 2005, the Voice, Data and Internet reportable segment recorded net income of approximately P$1,273 million, mainly due to the successful completion of the restructuring of Telecom Argentina debt as described above.

For year 2004, Telecom recorded net loss of approximately P$978 million, mainly due to the financial loss, net as a consequence of the fluctuation of the Peso-to-Euro exchange rate during year 2004.

(C.2) Wireless Reportable Segment

Results of operations from the Wireless reportable segment for years 2006, 2005 and 2004 are comprised as follows:

	Year Ended December 31,			% of Change
	2006	2005	2004	2006-2005	2005-2004
	(P$ millions)			Increase/(Decrease)
Net sales	4,319	2,797	1,733	54.4	61.4
Cost of services, general and administrative and selling expenses	(3,752)	(2,589)	(1,439)	44.9	79.9
Operating income	567	208	294	172.6	(29.3)
Financial result, net	(109)	(191)	(184)	(42.9)	3.8
Gain on debt restructuring	—	—	230	—	(100.0)

	Year Ended December 31,			% of Change
	2006	2005	2004	2006-2005	2005-2004
	(P$ millions)			Increase/(Decrease)
Other, net (1)	(63)	(59)	(7)	6.8	742.9
Income tax benefit (expense), net	(11)	100	(24)	N/A	N/A
Net income	384	58	309	562.1	(81.2)

(1)	Other, net includes gain on equity investees, other expenses, net and minority interest.

Net Sales

Telecom provides wireless telephone service throughout Argentina and Paraguay through Telecom Personal and Núcleo, respectively, via cellular and PCS networks. Net sales from Argentina and Paraguay were approximately 91.8% and 8.2%, respectively, of total segment net sales in 2006, 92.1% and 7.9%, respectively, in 2005 and 90.4% and 9.6%, respectively, in 2004.

	Year Ended December 31,			% of Change
	2006	2005	2004	2006-2005	2005-2004
	(P$ millions)			Increase/(Decrease)
Argentina
Service revenues (1)	3,428	2,254	1,431	52.1	57.5
Handset sales	536	322	135	66.5	138.5
Total net sales in Argentina	3,964	2,576	1,566	53.9	64.5
Weighted-average number of subscribers during the year (thousands)	6,777	4,662	3,084	45.4	51.2
Paraguay
Service revenues	347	211	166	64.5	27.1
Handset sales	8	10	1	(20.0)	900.0
Total net sales in Paraguay	355	221	167	60.6	32.3

(1)	Certain components of service revenues are not included in the ARPU calculation.

An important operational measure used in the Wireless reportable segment is ARPU, which Telecom calculates by dividing total service revenue excluding certain components (outcollect wholesale roaming, cell site rental and activation fee revenue, among others) by weighted-average number of subscribers during the period. ARPU is not a measure calculated in accordance with Argentine GAAP and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Telecom Personal’s ARPU calculations presented in this Annual Report. Telecom’s management believes that this measure is helpful in assessing the development of the subscriber base in the Wireless reportable segment. The following table shows the reconciliation of total service revenues in Argentina to such revenues included in the ARPU calculations:

	Year Ended December 31,
	2006	2005	2004
	(P$ millions)
Total service revenues in Argentina	3,428	2,254	1,431
Components of service revenues not included in the ARPU calculation:
Outcollect wholesale roaming	(150)	(206)	(124)
Cell sites rental	(6)	(4)	(3)
Activation fees	(33)	(12)	(1)

Total service revenues in Argentina included in the ARPU calculation	3,239	2,032	1,303

Net Sales in Argentina

During year 2006, Telecom Personal’s net sales in Argentina increased by 53.9% to P$3,964 million from P$2,576 million in year 2005, mainly due to increases in the number of subscribers, total traffic, demand for roaming and TLRD services and handset sales, each as detailed below.

ARPU in Argentina during year 2006 increased by 11.1% to P$40 from P$36 per customer per month in year 2005 principally as a result of the acquisition of high value customers.

The total number of Telecom Personal’s cellular subscribers in Argentina was approximately 8,425,000 as of December 31, 2006, which represents an increase of approximately 2,275,000, or 37%, as compared to 2005. This increase was fueled by a significant growth in the number of GSM subscribers which currently represent 88.3% of Telecom Personal’s total subscriber base. As of December 31, 2006, the subscriber base in Argentina amounted to approximately 5,539,000 prepaid subscribers, or 65.7% of the total subscriber base, approximately 759,000 post-paid subscribers, or 9% of the total subscriber base and approximately 2,127,000 “cuentas claras” plan subscribers, or 25.3% of the total subscriber base. Total wireless traffic increased by 36.4% during year 2006 as compared to year 2005.

During year 2005, Telecom Personal’s net sales in Argentina increased by 64.5% to P$2,576 million from P$1,566 million in year 2004, mainly due to increases in the number of subscribers, total traffic, demand for roaming and TLRD services and handset sales, each as detailed below.

ARPU in Argentina during year 2005 increased by 2.9% to P$36 from P$35 per customer per month in year 2004 principally as a result of the acquisition of high value customers.

The total number of Telecom Personal’s cellular subscribers in Argentina was approximately 6,150,000 as of December 31, 2005, which represents an increase of approximately 2,315,000, or 60.4%, as compared to 2004. This increase was fueled by a significant growth in the number of GSM subscribers which represent 63.6% of Telecom Personal’s total subscriber base at the end of 2005. As of December 31, 2005, the subscriber base in Argentina amounted to approximately 4,038,000 prepaid subscribers, or 65.6% of the total subscriber base, approximately 546,000 post-paid subscribers, or 8.9% of the total subscriber base and approximately 1,566,000 “cuentas claras” plan subscribers, or 25.5% of the total subscriber base. Total wireless traffic increased by 54.9% during year 2005 as compared to year 2004.

Net Sales in Paraguay

Núcleo, which provides wireless telephone services in Paraguay, generated P$355 million in net sales during year 2006, a 60.6% increase from the P$221 million in year 2005. The growth in revenue was mainly due to sales of the prepaid service. Núcleo had approximately 1,164,000 subscribers as of December 31, 2006, which represents an increase of approximately 513,000 customers, or 78.8%, as compared to the level at December 31, 2005. As of December 31, 2006, Núcleo had approximately 1,018,000 prepaid subscribers, representing 87.5% of the total subscriber base. The number of GSM subscribers was approximately 875,000 customers, or 75.2% of Núcleo’s total subscriber base.

In 2005, Núcleo’s net sales were P$221 million, representing a 32.3% increase from the P$167 million generated in year 2004. The growth in revenue was mainly due to sales of the prepaid service. Núcleo had approximately 651,000 subscribers as of December 31, 2005, which represents an increase of approximately 149,000 customers, or 29.7%, as compared to the level at December 31, 2004. As of December 31, 2005, Núcleo had approximately 530,000 prepaid subscribers, representing 81.4% of the total subscriber base. The number of GSM subscribers was approximately 279,000 customers, or 42.9% of Núcleo’s total subscriber base.

General

During year 2006, total net sales from the Wireless reportable segment, consisting of service revenues and handset sales, increased by 54.4% to P$4,319 million from P$2,797 million in year 2005. During year 2005, total net sales increased by 61.4% to P$2,797 million from P$1,733 million in year 2004.

Revenues from the Wireless reportable segment for years 2006, 2005 and 2004 are comprised as follows:

	Year Ended December 31,			% of Change
	2006	2005	2004	2006-2005	2005-2004
	(P$ millions)			Increase
Prepaid services	1,472	733	413	100.8	77.5
Monthly basic charges and airtime usage charges	944	615	365	53.5	68.5
Calling Party Pays	525	445	406	18.0	9.6
TLRD and Roaming services	650	518	300	25.5	72.7
Other service sales	184	154	113	19.5	36.3
Subtotal Service Revenues	3,775	2,465	1,597	53.1	54.4
Handset sales	544	332	136	63.9	144.1
Total Wireless	4,319	2,797	1,733	54.4	61.4

Service Revenues

Service revenues in the Wireless reportable segment consist of recurring monthly basic charges, airtime usage charges, roaming charges billed to Telecom’s customers for their use of its and other carriers’ networks, roaming charges billed to other wireless service providers whose customers use Telecom’s network, TLRD and CPP charges, additional charges for Value Added Services and for other miscellaneous cellular and PCS services.

Service revenues were approximately 87.4% of total reportable segment net sales in 2006, 88.1% in 2005 and 92.2% in 2004, respectively.

Prepaid Services

The prepaid services sales increased by 100.8% to P$1,472 million in year 2006 from P$733 million in year 2005. The increase was primarily due to an increase in the number of subscribers which reached approximately 6,557,000 as of December 31, 2006, an increase of approximately 1,989,000 customers, or 43.5%, as compared to December 31, 2005.

During year 2005 the prepaid service sales increased 77.5% from P$413 million in year 2004, mainly as a result of an increase in the number of subscribers which reached approximately 4,568,000 as of December 31, 2005, an increase of approximately 1,329,000 customers, or 41.0%, as compared to December 31, 2004.

Monthly Basic Charges and Airtime Usage Charges

During year 2006, monthly basic charges and airtime usage charges increased by 53.5% to P$944 million from P$615 million in year 2005. Monthly basic charges and airtime usage charges increased by 68.5% in year 2005 from P$365 million in year 2004. The increase in each year was mainly due to an increase in subscriber base resulting from strong growth in the number of GSM subscribers.

Calling Party Pays

Calling party pays’ sales increased by 18.0% to P$525 million in year 2006 from P$445 million in year 2005, and increased by 9.6% in year 2005 from P$406 million in year 2004. The increases in each year were due to the increase in the volume of total traffic.

TLRD and Roaming Services

During year 2006, TLRD and roaming services revenue was P$650 million, representing a 25.5% increase from P$518 million in year 2005. TLRD and roaming services revenue increased by 72.7% in year 2005 from P$300 million in year 2004. The increases in each year were due to the increase in wireless traffic among wireless operators as a result of growth in the wireless customer base and to an increase in the volume of total traffic.

Other Service Sales

During year 2006, other service sales, including sales of certain Value Added Services, were approximately P$184 million representing an increase of 19.5% from P$154 million in year 2005. During year 2005, other service sales increased by 36.3% from P$113 million in year 2004. The increases in each year were largely due to Telecom Personal’s efforts to create and market Value Added Services that featured technological innovation.

Handset sales

Handset sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues associated with the sale of wireless handsets, and related expenses are recognized when the products are delivered and accepted by the customers, agents and other third party distributors. In an effort to attract new customers and to maintain existing customers (by upgrading their handsets), Telecom Personal, like its competitors, has offered handsets to customers, agents and other third party distributors below cost.

This subsidy was approximately P$429 million or 44.1% of total cost of handset sales in 2006, P$281 million or 45.8% in 2005 and P$101 million or 42.6% in 2004, respectively.

During year 2006, handset sales increased to P$544 million from P$332 million in year 2005, while during year 2005, handset sales increased to P$332 million from P$136 million in year 2004. The increase in each year was mainly due to the expansion of the subscriber base and the fact that, in an effort to attract customers, Telecom Personal, like its competitors, has offered handsets to customers below cost.

Cost of Services, General and Administrative and Selling Expenses

Total costs of services, general and administrative and selling expenses in the Wireless reportable segment increased 44.9% to P$3,752 million in year 2006 from P$2,589 million in year 2005. During year 2005, these costs increased by 79.9% from P$1,439 million in year 2004. In each year, costs for subscriber acquisition, costs for roaming and TLRD services and tax related expenses were the main items that contributed to year over year increases.

Detailed below are the major components of the cost of services, general and administrative and selling expenses for the years ended December 31, 2006, 2005 and 2004 in the Wireless reportable segment:

	Year Ended December 31,			% of Change
	2006	2005	2004	2006-2005	2005-2004
	(P$ millions)			Increase
Salaries and social security	166	113	90	46.9	25.6
Taxes	364	229	152	59.0	50.7
Maintenance, materials and supplies	92	83	34	10.8	144.1
Bad debt expense	47	23	12	104.3	91.7
Fees for services	142	79	20	79.7	295.0
Advertising	155	109	64	42.2	70.3
Cost of handset sales	973	613	237	58.7	158.6
Agent commissions and distribution of prepaid cards commissions	527	369	159	42.8	132.1
Other commissions	76	41	25	85.4	64.0
Cost of Roaming and TLRD	582	386	202	50.8	91.1
Other operating expenses	172	131	83	31.3	57.8
Subtotal costs before depreciation of fixed assets and amortization of intangible assets	3,296	2,176	1,078	51.5	101.9
Depreciation of fixed assets and amortization of intangible assets	456	413	361	10.4	14.4
Total wireless	3,752	2,589	1,439	44.9	79.9

	Year Ended December 31,			% of Change
	2006	2005	2004	2006-2005	2005-2004
	(P$ millions)			Increase
Argentina
Costs before depreciation of fixed assets and amortization of intangible assets	3,091	2,046	988	51.1	107.1
Depreciation of fixed assets and amortization of intangible assets	383	357	309	7.3	15.5
Total costs in Argentina	3,474	2,403	1,297	44.6	85.3
Paraguay
Costs before depreciation of fixed assets and amortization of intangible assets	205	130	90	57.7	44.4
Depreciation of fixed assets and amortization of intangible assets	73	56	52	30.4	7.7
Total costs in Paraguay	278	186	142	49.5	31.0

Salaries and Social Security

During year 2006, salaries and social security charges increased 46.9% to approximately P$166 million from P$113 million in year 2005. During year 2005, salaries and social security charges increased by 25.6% from P$90 million in year 2004. The increase in each year was mainly due to the salary increases implemented during the period. Similarly, labor costs increased as a result of the increase in the number of full time employees. The Wireless reportable segment had 3,636 employees as of December 31, 2006, 2,710 as of December 2005, and 2,256 as of December 2004, respectively.

Salaries and social security were approximately 3.8% of total segment net sales in 2006, 4.0% of total segment net sales in 2005 and 5.2% of total segment net sales in 2004, respectively.

Taxes

During year 2006, tax-related expenses increased 59.0% to approximately P$364 million from P$229 million in year 2005. During year 2005, tax-related expense increased by 50.7% from P$152 million in year 2004. The increases in each year were attributable to the increase in total segment net sales.

Tax-related expenses were approximately 8.4% of total segment net sales for 2006, 8.2% for 2005 and 8.8% for 2004, respectively.

Maintenance, Materials and Supplies

During year 2006, maintenance, materials and supplies expenses increased 10.8% to approximately P$92 million from P$83 million in year 2005. The increase was mainly due to an increase in maintenance costs related to radio base systems related to the development of the GSM network.

During year 2005, maintenance, materials and supplies expenses increased by 144.1% to approximately P$83 million from P$34 million in year 2004. The increase was mainly due to an increase in maintenance costs related to software developed or obtained for internal use and radio base systems related to the development of the GSM network.

Maintenance, materials and supplies were approximately 2.1% of total segment net sales for 2006, 3.0% for 2005 and 2.0% for 2004, respectively.

Bad Debt Expense

During year 2006, bad debt expense rose to P$47 million from P$23 million in year 2005, an increase of 104.3%. During year 2005, bad debt expense increase by 91.7% from P$12 million in year 2004. These increases results from the significant expansion of the customer base.

Bad debt expense was approximately 1.1% of total segment net sales for 2006, 0.8% for 2005 and 0.7% for 2004, respectively.

Fees for Services

During year 2006, fees for various services such as legal, security and auditing fees and other services was approximately P$142 million, representing an increase of 79.7% from P$79 million in year 2005. During year 2005, fees for services increased by 295.0% from P$20 million in year 2004. The increase in each year was due mainly to the technology replacement project in our Wireless reportable segment, which allowed Telecom Personal to retain its customers and permitted the migration of TDMA technology to GSM technology, and the outsourcing of the call center.

Fees for services was approximately 3.3% of total segment net sales for 2006, 2.8% for 2005 and 1.2% for 2004, respectively.

Advertising

During year 2006, advertising expenses including media, promotional and institutional campaigns increased by P$46 million to P$155 million from P$109 million in year 2005. During year 2005 such expenses increased by P$45 million from P$64 million in year 2004. The increase in each year was as a result of Telecom Personal’s efforts to expand its customer base.

Advertising expenses accounted for approximately 3.6% of total segment net sales for 2006, 3.9% for 2005 and 3.7% for 2004, respectively.

Costs of Handset Sales

During year 2006, the cost of handset sales increased to approximately P$973 million from P$613 million in year 2005. During year 2005, the cost of handset sales increased by 158.6% from P$237 million in year 2004. The increase in each year was mainly due to the increase in handset sales as a result of the expansion of the subscriber base.

Costs of handset sales accounted for approximately 22.5% of total segment net sales for 2006, 21.9% for 2005 and 13.7% for 2004, respectively.

Agent Commissions and Distribution of Prepaid Cards Commissions

During year 2006, agent commissions and distribution of prepaid cards commissions rose to P$527 million from P$369 million in year 2005, representing an increase of 42.8%. During year 2005, agent commissions and distribution of prepaid cards commissions increased by 132.1% from P$159 million in year 2004. The increase in agent commissions and distribution of prepaid cards commissions in each year was mainly due to Telecom Personal’s efforts to expand its high-value subscriber base and to the increase in the prepaid subscriber base, respectively.

Agent commissions and distribution of prepaid cards commissions accounted for approximately 12.2% of total segment net sales for 2006, 13.2% for 2005 and 9.2% for 2004, respectively.

Other Commissions

During year 2006, other commissions such as the commission paid for the invoice and collection process increased by 85.4% to approximately P$76 million from P$41 million in year 2005. During year 2005, other commissions increased by 64.0% from P$25 million in year 2004. The increases were mainly due to the increase in the subscriber base.

Other commissions accounted for approximately 1.8% of total segment net sales for 2006, 1.5% for 2005 and 1.4% for 2004, respectively.

Costs of Roaming and TLRD

During year 2006, costs of roaming and TLRD increased by 50.8% to approximately P$582 million from P$386 million in year 2005. During year 2005, costs of roaming and TLRD increased by 91.1% from P$202 million in year 2004. The increases were due to an increase in wireless traffic among wireless operators as a consequence of a strong growth in the total customer base and to an increase in the volume of total traffic.

Costs of roaming and TLRD accounted for approximately 13.5% of total segment net sales for 2006, 13.8% for 2005 and 11.7% for 2004, respectively.

Other Operating Expenses

Other operating expenses increased by 31.3% to approximately P$172 million in year 2006 from P$131 million in year 2005. During year 2005, other operating expenses increased by 57.8% from P$83 million in year 2004. The increases were mainly due to increased costs related to growth in the following categories:

•

Distribution of wireless handsets in Argentina increased by 133.3% to approximately P$7 million in year 2006 from P$3 million in year 2005. During year 2005, distribution of wireless handsets increased by 50.0% from P$1 million;

•

Distribution of prepaid cards in Argentina increased by 33.3% to approximately P$12 million in year 2006 from P$9 million in year 2005. During year 2005, distribution of prepaid cards increased by 50.0% from P$6 million in year 2004;

•

Value Added Services provided by third parties to Telecom Personal’s clients increased by 19.4% to approximately P$37 million in year 2006 from P$31 million in year 2005. During year 2005, Value Added Services increased by 675% from P$4 million;

•

Use of public network increased by 58.3% to approximately P$19 million in year 2006 from P$12 million in year 2005. During year 2005, use of public network increased by 71.4% from P$7 million in year 2004. The increases were mainly due to an increase in total volume of traffic;

•

Transportation and freight increased by 50.0% to approximately P$15 million in year 2006 from P$10 million in year 2005. During year 2005, such costs increased by 66.7% from P$6 million in year 2004. The increases were mainly due to the higher number of registered letters sent to delinquent clients and to the increase in traveling expenses;

•

Cell sites rental in Argentina increased by 35.3% to approximately P$23 million in year 2006 from P$17 million in year 2005. During year 2005, cell sites rental increased by 30.8% from P$13 million in year 2004. The increases were mainly due to the development of the GSM network; and

•

Rental expense in Argentina increased by 60.0% to approximately P$16 million in year 2006 from P$10 million in year 2005. During year 2005, rental expense increased by 25.0% from P$8 million in year 2004. The increases were mainly due to new commercial offices opened in order to improve customer care and expand the customer base.

Other operating expenses accounted for approximately 4.0% of total segment net sales for 2006, 4.7% for 2005 and 4.8% for 2004, respectively.

Depreciation of Fixed Assets and Amortization of Intangible Assets

During year 2006, depreciation of fixed assets and amortization of intangible assets expenses increased by 10.4% to approximately P$456 million in year 2006 from P$413 million in year 2005. The increase was due to increased investments in assets.

During year 2005, depreciation of fixed assets and amortization of intangible assets expenses increased by 14.4% from P$361 million in year 2004. The increase was due to increased investments in assets and accelerated depreciation of P$31 million derived principally from a reduction in the useful life of Telecom’s TDMA network equipment.

Depreciation of fixed assets and amortization of intangible assets expenses accounted for approximately 10.6% of total segment net sales in 2006, 14.8% in 2005 and 20.8% in 2004, respectively.

Operating Income

The following table shows our operating income from the Wireless reportable segment in years 2006 and 2005, its percentage of net sales in each year and changes between years and by geographic area.

	Year Ended December 31,				Change by geographic area
	2006	2005	Total Change		Argentina	Paraguay
	(P$ millions / %)%			(P$ millions)
Operating income before SAC and depreciation of fixed assets and amortization of intangible assets (non-GAAP)(1)	1,959	1,287	52.2	672	588	84
As % of net sales	45.4%	46.0%		(0.6)%
SAC (non-GAAP)(2)	(936)	(666)	40.5	(270)	(245)	(25)
As % of net sales	(21.7)%	(23.8)%		2.1%

Operating income before depreciation of fixed assets and amortization of intangible assets	1,023	621	64.7	402	343	59
As % of net sales	23.7%	22.2%		1.5%
Depreciation of fixed assets and amortization of intangible assets	(456)	(413)	10.4	(43)	(26)	(17)
As % of net sales	(10.6)%	(14.8)%		4.2%

Operating income	567	208	172.6	359	317	42
As % of net sales	13.1%	7.4%		5.7%

(1)	Operating income before SAC and depreciation of fixed assets and amortization of intangible assets is not a measure calculated in accordance with Argentine GAAP or US GAAP and, therefore, should not be considered as an alternative to operating income or any other measure of performance under Argentine GAAP or US GAAP. This measure may not be calculated in the same manner as similarly titled measures used by other companies. In addition to the GAAP measure operating income, management uses this non-GAAP measure to assess operating results. Operating income before SAC and depreciation and amortization provides information about the operational performance excluding the effect of “one time” significant commercial costs (Subscriber Acquisition Costs, or “SAC”) and the effect of non-cash depreciation and amortization charges (i.e. amortization and depreciation of fixed and intangible assets). Management believes that this measure is especially relevant in assessing segment performance during periods of significant subscriber growth as is currently the case in Argentina, and as such provides investors with meaningful information concerning development of the wireless business. See Note 12 to our Consolidated Financial Statements for more information regarding segment performance. This measure is reconciled to the GAAP measure operating income by adding back depreciation and amortization charges and wireless SAC charges, each as shown in the table above.
(2)	The components of wireless SAC that arise from the accounting records are as follows:

	Year Ended December 31,				Change by geographic area
	2006	2005	Total Change		Argentina	Paraguay
	(P$ millions)%			(P$ millions)
Handset net sales	544	332	63.9%	212	214	(2)
Cost of handsets	(973)	(613)	58.7%	(360)	(361)	1
Gross loss on handset sales	(429)	(281)	52.7%	(148)	(147)	(1)
Advertising	(155)	(109)	42.2%	(46)	(37)	(9)
Agent commissions	(352)	(276)	27.5%	(76)	(61)	(15)

Total SAC	(936)	(666)	40.5%	(270)	(245)	(25)

In year 2006, our operating income before SAC and depreciation of fixed assets and amortization of intangible assets from the Wireless reportable segment was P$1,959 million representing an increase of 52.2% from P$1,287 million in year 2005. It represents 45.4% and 46.0% of total segment net sales in year 2006 and 2005, respectively. The increase was mainly due to a 54.4% increase in net sales, partially offset by a higher level of operating costs including a 59.0% increase in tax-related expense, a 79.7% increase in fees for services, an 88.2% increase in distribution of prepaid cards commissions and a 50.8% increase in cost of roaming and TLRD.

In year 2006, our operating income from the Wireless reportable segment was P$567 million, representing an increase of 172.6% from P$208 million in year 2005. The increase was mainly due to the reasons explained above and to lower SAC and depreciation of fixed assets and amortization of intangible assets as a percentage of net sales.

The following table shows our operating income from the Wireless reportable segment in years 2005 and 2004, its percentage of net sales in each year and changes between years and by geographic area.

	Year Ended December 31,				Change by geographic area
	2005	2004	Total Change		Argentina	Paraguay
	(P$ millions)%			(P$ millions)
Operating income before SAC and depreciation of fixed assets and amortization of intangible assets (non-GAAP) (1)	1,287	927	38.8	360	343	17
As % of net sales	46.0%	53.5%		(7.5)%
SAC (non-GAAP) (2)	(666)	(272)	144.9	(394)	(391)	(3)
As % of net sales	(23.8)%	(15.7)%		(8.1)%

Operating income before depreciation of fixed assets and amortization of intangible assets	621	655	(5.2)	(34)	(48)	14
As % of net sales	22.2%	37.8%		(15.6)%
Depreciation of fixed assets and amortization of intangible assets	(413)	(361)	14.4	(52)	(48)	(4)
As % of net sales	(14.8)%	(20.8)%		6.0%

Operating income	208	294	(29.3)	(86)	(96)	10
As % of net sales	7.4%	17.0%		(9.6)%

(1)	Operating income before SAC and depreciation of fixed assets and amortization of intangible assets is not a measure calculated in accordance with Argentine GAAP or US GAAP. See note 1 to the preceding table for a discussion of this measure. This measure is reconciled to the GAAP measure operating income by adding back depreciation and amortization charges and wireless SAC, each as shown in the table above.
(2)	The components of wireless SAC that arise from the accounting records are as follows:

	Year Ended December 31,				Change by geographic area
	2005	2004	Total Change		Argentina	Paraguay
	(P$ millions)%			(P$ millions)
Handset net sales	332	136	144.1%	196	187	9
Cost of handsets	(613)	(237)	158.6%	(376)	(369)	(7)

Gross loss on handset sales	(281)	(101)	178.2%	(180)	(182)	2
Advertising	(109)	(64)	70.3%	(45)	(43)	(2)
Agent commissions	(276)	(107)	157.9%	(169)	(166)	(3)

Total SAC	(666)	(272)	144.9%	(394)	(391)	(3)

In year 2005, our operating income before SAC and depreciation of fixed assets and amortization of intangible assets from the Wireless reportable segment was P$1,287 million representing an increase of 38.8% from P$927 million in year 2004. It represents 46.0% and 53.5% of total segment net sales in year 2005 and 2004, respectively. The increase was mainly due to a 61.4% increase in net sales, partially offset by a higher level of costs including a 50.7% increase in tax-related expense, a 144.1% increase in maintenance, materials and supplies, a 295.0% increase in fees for services, a 78.8% increase in distribution of prepaid cards commissions and a 91.1% increase in cost of roaming and TLRD.

In year 2005, our operating income from the Wireless reportable segment was P$208 million, representing a decrease of 29.3% from P$294 million in year 2004. The decrease was mainly due to the reasons explained above and to higher SAC including a 157.9% increase in agent commissions, a 178.2% increase in handsets subsidies, a 70.3% increase in advertising expenses, and an increase of 14.4% in depreciation of fixed assets and amortization of intangible assets.

Financial Results, Net

During year 2006, the Wireless reportable segment recorded a net financial loss of approximately P$109 million compared to a net financial loss of P$191 million in year 2005. The decrease can be mainly attributed to P$9 million in lower holding losses on inventories, a P$10 million saving due to lower interest related to the reimbursement to customers for the Universal Service fund, a P$20 million gain due to net foreign currency exchange gain in 2006 compared to net foreign currency exchange loss in 2005 and a P$30 million saving due to lower loss on discounting of debt partially offset by higher interest expense.

During year 2005, the Wireless reportable segment recorded a net financial loss of P$191 million compared to a net financial loss of P$184 million in year 2004. The difference can be attributed to P$8 million in higher holding losses on inventories, a P$20 million loss on accretion due to discounting the restructured debt and the reimbursement of P$10 million in interest to customers for the Universal Service fund, partially offset by P$18 million in net currency exchange differences and P$16 million in interest savings.

Gain on Debt Restructuring, Net

In November 2004, Telecom Personal and Núcleo completed their debt restructurings. The completion of these restructurings resulted in the extinguishment of a portion of the unpaid principal and interest (net of debt issuance expenses) for a gain of approximately P$230 million.

Other, Net

Other, net includes gain on equity investees, minority interest and other expenses, net.

Gain on Equity Investees

In 2006, a P$6 million gain was reported due to the realization of exchange differences generated by the P$10 million capital reimbursement made by Núcleo to its shareholders.

Other Expenses, Net

Other expenses, net include severance payments for termination benefits, provisions for lawsuits and other contingencies and income from sales of fixed assets. During year 2006, other expenses, net decreased by 7.8% to approximately P$47 million from P$51 million in year 2005. The decrease was mainly due to lower provisions for lawsuits and other contingencies in the amount of P$11 million, the lack of negative results in year 2006 corresponding to the reimbursement of Universal Service charges to customers totaling P$11 million, partially offset by higher allowance for obsolescence of materials, doubtful other accounts receivables and other assets by P$16 million.

During year 2005, other expenses, net increased by 410.0% from P$10 million in year 2004. The increase was mainly due to higher provisions for lawsuits and other contingencies in the amount of P$27 million, reimbursement of Universal Service charges to customers totaling P$11 million and a P$6 million higher allowance for obsolescence of inventories. These higher provisions were partially offset by increased sales of fixed assets.

Income Tax Benefit (Expense), Net

Deferred income taxes result from temporary differences in the recognition of expenses for tax and financial reporting purposes and are accounted for in accordance with Argentine GAAP, which is consistent with SFAS No. 109. Argentine GAAP requires the asset and liability method of computing deferred income taxes.

As of December 31, 2003, Telecom Personal recorded a total write-down of its net deferred income tax asset as a consequence of the going concern uncertainty arising from its debt restructuring process. After the successful completion of its debt restructuring in November 2004, Telecom Personal reversed the valuation allowance previously provided for and then performed a realization test of its net deferred tax asset. No valuation allowance was recorded as of December 31, 2006, 2005 and 2004 as a consequence of such realization test.

During year 2006, the Wireless reportable segment recorded income tax expense of P$8 million due to the taxable net income in 2006 and a deferred income tax liability of P$3 million.

During year 2005, the Wireless reportable segment recorded income tax expense of P$8 million due to the taxable net income in 2005 and a deferred income tax asset of P$108 million.

Net Income

During year 2006, the Wireless reportable segment reported a net income of P$384 million as compared to P$58 million during year 2005. The increase in net income was mainly due to higher operating income in year 2006 as explained above and lower net financial loss.

Net income for year 2005 decreased by 81.2% from P$309 million in year 2004. The decrease in net income was mainly due to lower operating income in year 2005 as explained above, an increase in other expenses, net and no gain on debt restructuring in year 2005.

(C.3) Directories Publishing Reportable Segment

Operating results for the Directories Publishing reportable segment for the years ended December 31, 2006, 2005 and 2004 are comprised as follows:

	Year Ended December 31,			% of Change
	2006	2005	2004	2006-2005	2005-2004
	(P$ millions)			Increase/(Decrease)
Net sales	65	50	43	30.0	16.3
Cost of services, general and administrative and selling expenses	(47)	(43)	(37)	9.3	16.2
Operating income	18	7	6	157.1	16.7
Financial result, net	2	2	1	—	100.0
Other, net (1)	(2)	(3)	(2)	(33.3)	50.0
Income tax expense, net	(5)	(3)	(2)	66.7	50.0
Net income	13	3	3	333.3	—

(1)	Other, net includes loss on equity investees and other expenses, net.

Net Sales

During year 2006, revenues from the telephone directories publishing services increased by 30% to P$65 million from P$50 million for year 2005. This was due to higher sales of advertising space in Páginas Amarillas directories and the acquisition of new customers.

Telecom’s business strategy in this segment is focused on the growth of graphic publicity that generates higher sales of advertising space in the directories. The primary actions taken to increase net sales in 2006 were the incorporation of advertising advisers, the optimization of sales planning by region and the growth of publicity regarding the different products of Páginas Amarillas.

During year 2005, revenues from Telecom’s telephone directories publishing services increased by 16.3% to P$50 million from P$43 million for year 2004. This was also due to higher sales of advertising space in Páginas Amarillas directories and the acquisition of new customers.

Cost of Services, General and Administrative and Selling Expenses

Detailed below are the major components of Publicom’s cost of services, general and administrative and selling expenses for the years ended December 31, 2006, 2005 and 2004:

	Year Ended December 31,			% of Change
	2006	2005	2004	2006-2005	2005-2004
	(P$ millions)			Increase/(Decrease)
Salaries and social security	11	14	12	(21.4)	16.7
Materials and supplies	22	19	15	15.8	26.7
Bad debt expense	1	1	1	—	—
Other operating expenses	12	8	5	50.0	60.0
Subtotal before depreciation and amortization	46	42	33	9.5	27.3
Depreciation of fixed assets and amortization of intangible assets	1	1	4	—	(75.0)
Total Directories Publishing	47	43	37	9.3	16.2

Salaries and Social Security

During year 2006, salaries and social security charges were approximately P$11 million, representing a 21.4% decrease from 2005. This was primarily due to the transfer of 276 employees to Telecom Argentina, mainly in the call center section.

During year 2005, salaries and social security charges were approximately P$14 million, representing a 16.7% increase from 2004. This was primarily due to increases in salary levels granted during the year 2005 and the hiring of 65 new employees, mainly in the commercial area.

Materials and Supplies

Materials and supplies expenses increased by 15.8% to P$22 million in year 2006 from P$19 million in year 2005. This increase was due to the rise in the production costs of telephone directories, particularly by the increase in paper usage, printer costs and costs of distribution of these directories. Materials and supplies expenses for year 2005 increased by 26.7% from P$15 million in year 2004. This increase was due partly to the rise in the production cost of telephone directories, particularly the 25% increase in the price of the paper and cost of distribution of these directories.

Bad Debt Expense

During years 2006, 2005 and 2004, bad debt expense remained at P$1 million.

Other Operating Expenses

Other operating expenses mainly include mailing costs, usage of energy and water, freight and transportation, advertising and commissions for sales to third parties.

Other operating expenses were P$12 million in 2006, P$8 million in 2005 and P$5 million in 2004, respectively. The increase in 2006 is mainly due to higher expenses of advertising and commission for sales to third parties.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation expense was P$1 million in 2006 and 2005 and P$4 million in 2004. The decrease since the year 2005 was a consequence of the end of the period of the amortization of the certain long-lived assets.

Operating Income

Our operating income from the Directories Publishing reportable segment was P$18 million in 2006, P$7 million in 2005 and P$6 million in 2004, respectively. The continued growth in net sales contributed to an increase in operating income in the 2004-2006 period.

Financial Results, Net

Net financial gain for the Directories Publishing reportable segment was P$2 million in 2006 and 2005 and P$1 million in 2004. The increase was a consequence of the higher interest gain from receivables.

Other, Net

Loss on Equity investees

In 2006, no gain or loss on equity investees was recorded for the Directories Publishing reportable segment.

Loss on equity investees for year 2005 corresponds to results from the investment in Nahuelsat, which Publicom sold in 2005, recording a gain of P$0.1 million. Previously, in 2004, Publicom recognized a P$2 million loss from such investment.

Other Expenses, Net

Other expenses, net mainly includes severance payments and provisions for lawsuits and other contingencies. Other expenses, net for the years 2006, 2005 and 2004 were P$2 million, P$3 million and less than P$1 million, respectively.

Net Income

The Directories Publishing reportable segment recorded net income of approximately P$13 million in 2006, P$3 million in 2005 and P$3 million in 2004, respectively. The higher net income for the 2006 is mainly due to the increased operating income from such year.

Foreign Currency Fluctuations

Exchange Rate Exposure.

We estimate, based on the composition of our balance sheet as of December 31, 2006, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations for the euro and yen against the Argentine peso, plus or minus, would result in a variation of approximately P$91 million of our consolidated financial indebtedness and approximately P$8 million of our consolidated financial investment. These analyses are based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies. See: “Item 11—Quantitative and Qualitative Disclosures About Market Risk”.

US GAAP Reconciliation

The accounting principles applied in Argentina vary in certain significant aspects from accounting principles applied in the United States. Application of US GAAP would have affected the determination of amounts shown as net income or loss for the years ended December 31, 2006, 2005 and 2004 and the amount of total shareholders’ equity as of December 31, 2006, 2005 and 2004. For more details see Note 14 to the Consolidated Financial Statements.

As of and for the year ended December 31, 2006, the principal differences between Argentine GAAP and US GAAP are the following:

•	the accounting for the redeemable Preferred A shares of Nortel;

•	the impact of foreign currency translation;

•	the accounting for capitalization of foreign currency exchange differences;

•	the accounting for debt restructurings and extinguishment of certain restructured debts;

•

other adjustments such as present-value accounting, cost related to certain amendments of restructured debt terms, accounting for investments in debt securities, fixed assets held for sale and gain (loss) on equity investees;

•	the tax effects and minority interest on US GAAP adjustments described above; and

•	the valuation allowance related to deferred income tax.

In addition, certain other disclosures required under US GAAP have been included in the US GAAP reconciliation. See Note 14 to our Consolidated Financial Statements.

Net income under Argentine GAAP for the years ended December 31, 2006 and 2005 was P$129 million and P$727 million, respectively, as compared to net income of P$202 million and P$491 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2006 was P$1,167 million, as compared to shareholders’ deficit of P$54 million under US GAAP.

Additionally, net income or loss under Argentine GAAP for the years ended December 31, 2005 and 2004 was a net income of P$727 million and a net loss of P$361 million, respectively, as compared to a net income of P$491 million and a net loss of P$519 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2005 and 2004 was P$1,028 million and P$297 million, respectively, as compared to a shareholders’ deficit of P$254 million and P$748 million, respectively, under US GAAP.

Recently Issued US GAAP Accounting Pronouncements

In June 2006, the FASB issued the Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 addresses the recognition and measurement of uncertain income tax positions using a “more-likely-than-not” threshold and introduces new disclosure requirements. The evaluation of a tax position in accordance with FIN 48 is a two-step process: a) determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position; and b) a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN 48 is effective for the Company as from January 1, 2007. The adoption of FIN48 did not have any impact on the Company’s results and shareholders’ equity.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). The changes to current practice resulting from the application of SFAS 157 relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. The definition of fair value retains the exchange price notion in earlier definitions of fair value. SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently analyzing the impact that the adoption of SFAS 157 will have on the Company’s financial position and results of operations.

In September 2006, the Emerging Issues Task Force (“EITF”) issued the EITF No. 06-01, “Accounting for consideration given by a service provider to manufacturers or resellers of equipment necessary for an end-customer to receive service from the service provider”. The issue is whether the provisions of EITF No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” should be applied to payments made by a service provider to manufacturers and/or retailers/resellers of specialized equipment that is necessary for a customer to receive a service from the service provider and in that event, it should be characterized as a reduction of revenue or as an expense depending on the nature of the consideration. The EITF 06-01 is effective for financial statements issued for fiscal years beginning after June 15, 2007. The adoption of EITF 06-01 is not expected to have any significant impact on the Company’s current financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The fair value option for financial assets and financial liabilities – Including an amendment of FASB Statement No. 115” (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items (eligible items) at fair value at specified election dates. A business entity shall report unrealized gain and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: a) may be applied instrument by instrument; b) is irrevocable and c) is applied only to entire instruments and not to portions of instruments. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently analyzing the impact that the adoption of SFAS 159 will have on the Company’s financial position and results of operations.

Liquidity and Capital Resources

Sources and Uses of Funds

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom Argentina on the Class A and Class B Shares owned by Nortel and Nortel has used such cash dividends to satisfy Nortel’s payment obligations for the next calendar year. No dividends were declared by Telecom Argentina and consequently Nortel during years 2001, 2002, 2003, 2004, 2005 or 2006. In addition to not being able to make dividend payments, Nortel was also unable to pay the required amortization on its Series A Preferred Shares. Accordingly, the amount of the amortization and dividends on the Series A Preferred Shares will continue to accrue until Nortel has the cash required to make the payment. As of December 31, 2006, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was approximately P$815 million including the effects of CER.

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

As discussed below under “Telecom’s Debt Obligations and Debt Service Requirements”, Telecom Argentina completed its debt restructuring on August 31, 2005, and its subsidiaries, Telecom Personal and Núcleo completed debt restructurings in November 2004. Subsequently, Telecom Personal and Núcleo refinanced their financial indebtedness in December 2005 and March 2006, respectively, in order to secure more favorable terms.

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

Telecom Argentina expects that the principal source of its liquidity in the near term will be cash flows from its operations (excluding the operations of Telecom Personal and its subsidiaries). Telecom Argentina’s principal uses of cash are expected to be debt service requirements on the notes, including scheduled debt service and prepayments, and capital expenditures, to the extent permitted by the terms of the notes. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk” in the Telecom Form 20-F for more detailed information on expected prepayments.

We expect that the principal source of Telecom Personal’s liquidity in the near term will be cash flows from Telecom Personal’s operations. Telecom Personal’s principal uses of cash are expected to be debt service requirements and capital expenditures.

As of December 31, 2006, Telecom had approximately P$662 million in cash and cash equivalents. As of December 31, 2005 and 2004, cash and cash equivalents amounted to P$602 million and P$2,940 million, respectively.

During year 2006, Telecom’s consolidated net cash flow from operating activities was approximately P$2,400 million, its consolidated net cash flow used in investing activities was approximately P$804 million and its consolidated cash flow used in financial activities was approximately P$1,536 million. During year 2005, Telecom’s consolidated net cash flow from operating activities was approximately P$1,967 million, its consolidated net cash flow provided by investing activities was approximately P$87 million and its consolidated cash flow used in financial activities was approximately P$4,392 million. During year 2004, Telecom’s consolidated net cash flow from operating activities was approximately P$2,200 million, its consolidated net cash flow used in investing activities was approximately P$851 million and is consolidated net cash flow used in financial activities was approximately P$625 million.

Voice, Data and Internet reportable segment. As of December 31, 2006, the Voice, Data and Internet reportable segment had approximately P$409 million in cash and cash equivalents.

During year 2006, the Voice, Data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,647 million, its net cash flow used in investing activities was approximately P$373 million and P$1,308 million net cash flow was used in financial activities. During year 2005, the Voice, Data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,458 million, its net cash flow provided by investing activities was approximately P$372 million and P$4,237 million net cash flow was used in financial activities.

The operating activities provided to the Voice, Data and Internet reportable segment approximately P$189 million more in net cash flow for 2006 compared to 2005 mainly due to higher receivables collection resulting from increased net sales. Net cash flow from investing activities increased only slightly from P$372 million inflows in 2005 to P$373 million outflows in 2006 primarily due to the significant disposal in 2005 of certain investments not previously considered as cash and cash equivalents and higher acquisitions of fixed assets and intangible assets in 2006. During 2006, net cash flow used in financing activities decreased by P$2,929 million as compared to 2005 due to the one-time cash payment arising from Telecom Argentina’s debt restructuring in August 2005.

During year 2004, the Voice, Data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,754 million, its net cash flow used in investing activities was approximately P$673 million and its net cash flows used in financial activities was approximately P$17 million.

Wireless reportable segment. As of December 31, 2006, the Wireless reportable segment had approximately P$252 million in cash and cash equivalents.

During year 2006, the Wireless reportable segment’s net cash flow from operating activities was approximately P$754 million, its net cash flow used in investing activities was approximately P$431 million and P$228 million net cash flow was used in financing activities. During year 2005, the Wireless reportable segment’s net cash flow from operating activities was approximately P$507 million, its net cash flow used in investing activities was approximately P$284 million and its net cash flow used in financing activities was approximately P$155 million.

During year 2006, net cash inflow from operating activities increased by P$247 million from year 2005. The increase was mainly due to the higher cash collections as a consequence of the growth in net sales, partially offset by higher outflow to purchases of inventories, agent commissions, advertising, fees for services and taxes related to net sales. Net cash outflow from investing activities increased by P$147 million from year 2005. The increase was mainly due to higher payments from acquisitions of fixed assets and intangible assets in 2006 compared to 2005.

During year 2004, the Wireless reportable segment’s net cash flow from operating activities was approximately P$447 million, its net cash flow used in investing activities was approximately P$178 million and its net cash flow used in financing activities was approximately P$608 million.

Directories Publishing reportable segment. As of December 31, 2006, the Directories Publishing reportable segment had approximately P$1 million in cash and cash equivalents.

The Directories Publishing reportable segment’s net cash flows from operating activities for the years 2006, 2005 and 2004 was approximately P$1 million cash outflow, P$2 million cash inflow and P$1 million cash outflow, respectively. This segment had no significant cash flow from investing and financing activities for the years presented.

Telecom’s Debt Obligations and Debt Service Requirements

Telecom Argentina

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

The Series A notes mature in 2014 and bear interest at an initial interest rate of 5.53% for notes denominated in U.S. dollars (4.83% for euro-denominated, 1.93% for yen-denominated and 3.23% for peso-denominated Series A notes) from the Issuance Date through October 15, 2008 and at 8% for notes denominated in U.S. dollars (6.89% for euro-denominated, 3.69% for yen-denominated and 3.42% for peso-denominated Series A notes) from October 16, 2008 through October 15, 2014. The Series A notes amortize semi-annually in April and October of each year (unless otherwise prepaid), with total scheduled principal maturities of 3.2% in 2004, 5.6% in 2005, 4.8% in 2006, 1.6% in 2007, 0.8% in 2008, 14.28% in each year from 2009 to 2013 and 12.6% in 2014.

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

As of December 31, 2006, Telecom Argentina had approximately P$3,040 million (equivalent to US$993 million of indebtedness on a stand-alone basis (excluding effect on discounting of debt)). 67% of this aggregate amount was in the form of Series A notes and 33% is in the form of Series B notes.

Mandatory and Optional Prepayments on the Notes. The notes of each series may be prepaid by Telecom Argentina at any time by means of Note Payments (which are applied to prepay remaining installments of the notes in direct order of maturity); Optional Redemptions (which are applied pro rata) or market purchases (only below par value).

The notes of each series include a mandatory prepayment provision pursuant to which if Telecom Argentina generates “excess cash” (as defined in the notes), then Telecom Argentina will be required to use such excess cash for specified purposes, including certain mandatory prepayments of the notes. Excess cash shall be measured semi-annually based on the Consolidated Financial Statements of the Company (excluding Telecom Personal and its subsidiaries) as of June 30 and December 31 of each year, and any excess cash must be applied no later than the due date of the scheduled amortizations payments immediately subsequent to each June 30 or December 31, respectively.

In October 2005 Telecom Argentina made a Note Payment in an aggregate amount equal to US$78 million which was applied to pay the full amount of the scheduled principal amortization payments on the new notes payable in April 2008. In 2006 Telecom Argentina made a cash payment of P$982 million, corresponding to excess cash determined for the period ended as of December 31, 2005 and June 30, 2006, and an additional optional prepayment on the notes. Such payments were applied as Note Payments which prepaid the scheduled principal amortization payments on the notes through April 2009 and the 75% of the scheduled principal amortization payable in October 2009. The “excess cash” determined for the period ended as of December 31, 2006 was equal to P$254 million, which was paid on April 16, 2007. Such payments were applied as Note Payments which prepaid the remaining 25% of the scheduled principal amortization payable in October 2009 and the 31.8% of the scheduled principal amortization payable in April 2010. In addition, as a consequence of the sale of Publicom, on May 24, 2007, Telecom Argentina used the net cash proceeds of such sale to cancel the remaining 42.2% of the scheduled principal amortization payable in April 2010. After that partial Note Payment, the Company has cancelled 74.0% of such scheduled principal amortization payment due April 2010. Consequently, the percentages of the original principal amount of the notes remaining outstanding as of the date of this Annual Report are 64.4364% for the Series A notes and 24.45% for the Series B notes. See “Item 5—Operating and Financial Review and Prospects—Management Overview” for more detail.

Certain Covenants under the Notes. The Indenture governing the notes contains certain covenants relating to, among other things, limitations on the ability of Telecom Argentina and, in certain cases, its restricted subsidiaries (including Telecom Personal), to:

•	create or permit liens on property or assets unless the notes are equally and ratably secured;

•	incur indebtedness, except for certain permitted indebtedness (see “Liquidity” below for more detail);

•	sell assets;

•	enter into sale and leaseback transactions;

•	engage in transactions with shareholders and affiliates;

•	make capital expenditures in excess of specified permitted capital expenditure amounts (not applicable for Telecom Personal or Núcleo);

•	make restricted payments (including loans and investments);

•	impose payment restrictions affecting restricted subsidiaries;

•	issue equity interests of Telecom Personal resulting in loss of control of Telecom Personal;

•	engage in other lines of business; or

•	engage in certain mergers.

The covenants, among other things, limit Telecom Argentina’s ability to transfer cash and/or other assets to Telecom Personal and its subsidiaries. The notes also provide that if Telecom Argentina makes any Distribution Payment (a term which includes any dividend), then the minimum excess cash payment for the relevant period must be at least two and a half times such Distribution Payment.

The notes also contain a cross-acceleration provision which will make either the occurrence of any acceleration, or the existence of a payment default, with respect to an aggregate principal amount of the equivalent of US$20 million of debt of either Telecom Argentina or its restricted subsidiaries.

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

Swaps

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, Telecom entered into two foreign exchange currency swap contracts to hedge its exposure to the euro and Japanese yen-denominated Series A notes fluctuating with respect to the U.S. dollar. The hedge contracts do not include any requirement to post collateral. As of December 31, 2006 the estimated market value of the U.S. dollar/euro swap contract was positive US$30.2 million and of the U.S. dollar/yen contract was negative US$4.1 million. See Note 8.2 to our Consolidated Financial Statements for a more detailed discussion of our swap agreements. Because Telecom primarily generates cash flows in Argentine pesos and the terms of the swap do not match the terms of the euro and Japanese yen-denominated obligations (due to the existence of mandatory prepayment terms in the underlying debt) these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Gain (Loss) on derivatives”.

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

As of December 31, 2006, Telecom Personal’s stand-alone financial indebtedness comprised P$87 million aggregate principal amount of Series 2 notes and US$240 million aggregate principal amount of Series 3 notes. The Series 1 notes in the amount of P$43 million matured in 2006 and were fully paid, together with accrued interest, on December 22, 2006 as scheduled. The Series 2 notes mature in 2008, are issued in pesos and bear interest at the floating Badlar private rate (average interest rate paid by banks in public and private sectors on deposits in excess of P$1 million for a term of 30 to 35 days) plus 6.5%. The Series 2 notes pay interest quarterly. The Series 3 notes mature in 2010, are issued in dollars and bear interest at 9.25%. The Series 3 notes pay interest semi-annually. In addition, Telecom Personal had two syndicated loans outstanding as of December 31, 2006 in amounts of P$87 million and US$69 million, each one in two tranches. At December 31, 2006, Tranche A of the Peso facility had an outstanding principal amount of P$57 million. Peso Tranche A will mature in June, 2007 and accrues interest at an annual rate of 12.20% over its 18 month term. Tranche B of the Peso facility had an outstanding principal amount of P$30 million. Peso Tranche B will mature in December, 2007 and accrues interest at an annual rate of 13.10% over its 24 month term. At December 31, 2006, Tranche A of the Dollar facility had an outstanding principal amount of US$34.5 million. Dollar Tranche A will mature in June, 2007 and accrues interest at an annual rate of three-month LIBOR plus 2% over its 18 month term. At December 31, 2006 Tranche B of the Dollar facility had an outstanding principal amount of US$34.5 million. Dollar Tranche B will mature in December, 2007 and accrues interest at an annual rate of three-month LIBOR plus 2.25% over its 24 month term. Telecom Personal’s notes and the syndicated loans contain certain covenants that, among other things, limit Telecom Personal’s ability and the ability of its restricted subsidiaries (including Núcleo) to make any investments in any person (individuals or entities), to incur indebtedness (except for certain permitted indebtedness), to dispose of assets, to create or permit liens on property or assets unless the notes are equally and ratably secured, to enter into sale and leaseback transactions, to engage in transactions with shareholders and affiliates and to engage in other lines of business. See “—Liquidity” below for a discussion of Telecom Personal’s limitations on incurrence of indebtedness.

Núcleo

On November 22, 2004, Núcleo, Telecom Personal’s Paraguayan wireless telephony subsidiary, completed a restructuring of its syndicated loan facility and other financial indebtedness. In connection with this restructuring, Telecom Personal made a payment to Núcleo’s creditors under the syndicated loan in the amount of approximately US$4.3 million to secure the full and unconditional release of Telecom Personal’s guarantee of such loan, and received a promissory note in the amount of approximately US$4.3 million. The promissory note was subordinate in right of payment to all the financial debt of Núcleo. During fiscal year 2005, Núcleo made optional prepayments to holders of the new loans in an aggregate amount of US$28 million. On January 27, 2006, Núcleo made additional optional prepayments to holders of the new loans for an aggregate amount of US$8 million, which payments were applied to pay the full amount of the scheduled amortization payments on the new loans payable up to June 27, 2008 and a portion of the scheduled amortization payments on the new loans payable up to December 27, 2008. The funds used for this payment derived from a loan from a Paraguayan branch of a bank for an amount of US$ 3.6 million and from Núcleo´s own funds (US$ 4.4 million). Through further optional prepayments on February 27, 2006 and March 29, 2006, Núcleo cancelled its remaining financial debt with banks (equivalent to US$4.4. million), together with all of Personal’s Promissory Note (equivalent to US$4.7 million). The funds used for said cancellations derived from two loans from Paraguayan branches of two banks for a total amount of US$5.9 million, and from Núcleo’s own funds (US$3.2 million). The new bank loans shall be repaid in semiannual installments ending on February 27, 2009. The loans accrue interest at an annual LIBOR-based variable rate, fixed for the first year at 5.9%. Additional information is given in Note 8.3.b to our Consolidated Financial Statements. As of December 31, 2006, Núcleo’s outstanding debt amounted to US$8 million.

Liquidity

As discussed above, the terms of the debt instruments that Telecom Personal, Núcleo and Telecom Argentina have entered into will restrict each company’s ability to transmit funds to other companies in the Telecom Group, including payment of dividends by Núcleo to Telecom Argentina or entering into inter-company loans. Accordingly, the liquidity position for each of Telecom Argentina, Telecom Personal and Núcleo will be significantly dependent on each individual company’s operating performance and debt service commitments.

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

Telecom Personal’s notes and loans limit its ability to incur indebtedness, except for certain permitted indebtedness, unless it meets a ratio of net indebtedness to consolidated EBITDA (as defined in the notes and loans), or “indebtedness ratio” of 3.25 to 1 or less, if such indebtedness is incurred prior to December 31, 2006 or 3.00 to 1 or less, if such indebtedness is incurred thereafter. As of December 31, 2006, Telecom Personal was qualified to incur any additional indebtedness. Additionally, Telecom Personal’s loans require it to maintain a ratio of net indebtedness to consolidated and adjusted EBITDA (as defined in the loans), or “maintenance ratio”. As of December 31, 2006, the maximum permitted maintenance ratio was 1.75 to 1, which Telecom Personal satisfied. Telecom Personal currently expects to continue to meet its maintenance ratio requirements in the near term. Finally, Telecom Personal’s loans require it to maintain a ratio of consolidated quarterly EBITDA to Interest accrued quarterly in a range between 1.5 and 3 to 1. For the quarter ended December 31, 2006, the minimum required ratio was 2.5 to 1 and was satisfied by Telecom Personal.

In addition, the terms and conditions of Nortel’s Series A and Series B Preferred Shares contain covenants which require Nortel to restrict Telecom Argentina’s ability to borrow if the ratio of Telecom Argentina’s total liabilities to shareholders’ equity is 1.75 or higher. If Nortel does not satisfy these covenants, Nortel’s Series A and Series B Preferred Shares will acquire certain voting rights which will enable Nortel’s preferred shareholders to elect one director and one alternate director of Nortel. Telecom Argentina’s ratio of total liabilities to shareholder’s equity had exceeded this amount since March 2002, giving Nortel preferred shareholders such voting rights in fiscal year 2006. However, as of December 31, 2006, such ratio no longer exceeded 1.75 to 1 and as a result, Nortel’s Class B preferred shareholders will have no director voting rights in fiscal year 2007. See “—Financial Ratio” below.

Telecom expects that its cash flow from operations will be sufficient to enable Telecom Argentina and its subsidiaries to satisfy their respective debt service commitments and other cash requirements in the near to medium term. As of the date of this Annual Report, Telecom Argentina has prepaid scheduled principal amortization payments on its Series A notes and Series B notes through 74.0% of those due in April 2010. See “Item 5—Operating and Financial Review and Prospects—Management Overview” for more detail. Accordingly, its debt service obligations in the near to medium term relate principally to interest payment obligations. However, Telecom Argentina has significant commitments for repayment of principal on its indebtedness after October, 2009, and its ability to meet its obligations at that time will depend on its operating performance in future periods.

Telecom also expects that Telecom Personal’s cash flow from operations will be sufficient to enable Telecom Personal to satisfy its ongoing debt service commitments and other cash requirements in the near to medium term.

Telecom’s ability to generate sufficient cash from its operations to satisfy its debt service obligations and capital expenditure needs will be affected by macroeconomic factors affecting its business, including, without limitation: the exchange rate of Argentine pesos to U.S. dollars; rates of inflation; the achievement of ultimate tariff adjustments for basic charges, measured service charges and other rates for its services relative to inflation and growth in Argentine real gross domestic product. These factors are not within Telecom’s control. The statements expressed in the preceding paragraphs constitute forward-looking statements within the meaning of the Private

Securities Litigation Reform Act of 1995 and involve risks and uncertainties, including those describe in this Annual Report under “Risk Factors”. Actual results may differ materially from Telecom’s expectations described above as a result of various factors.

Due to its debt service obligations and capital expenditure needs, Telecom Argentina does not expect to pay dividends in the next year.

As of December 31, 2006, Telecom Argentina and its consolidated subsidiaries had approximately P$662 million in cash and cash equivalents. Of this amount, approximately P$484 million of cash and cash equivalents are held by Telecom Argentina on a stand-alone basis. Telecom Group has approximately P$44 million of restricted cash in connection with legal proceedings. Such restricted cash has been classified in “Other Receivables” on Telecom’s balance sheet.

Capital Expenditures

Telecom estimates that its capital expenditures for the 2007 fiscal year will be approximately P$1,500—P$1,600 million. Of this amount, Telecom expects that approximately 47% will be invested by Telecom Argentina primarily to expand basic lines and ADSL high speed network (access, equipment and transmission infrastructure), improve transmission capacity, upgrade and enhance information technology systems, develop NGN technology in certain areas, comply with regulatory infrastructure requirements and upgrade obsolete technologies such as transmission equipment, re-employ the Fiber Optic network, replace certain external plant and power sources and upgrade existing hardware. In addition, Telecom expects that approximately 48% of 2007 capital expenditures will be invested by Telecom Personal primarily to continue the migration from TDMA to GSM technology in order to meet the anticipated future demand for Cellular services. In particular, Telecom Personal intends to expand the GSM network in the Southern Region, improve its network, expand network capacity to support customers’ future traffic demand and reduce congestion in the network, increase the number of Switches in the network to reduce operating costs, improve coverage and connections, expand the range of Value Added Services and improve its information systems, utilities and infrastructure. Additionally, Telecom estimates that capital expenditures outside of Argentina (mainly for assets related to Núcleo) will be approximately 5% of 2007 capital expenditures. Telecom Argentina’s notes limit its ability to make capital expenditures. See “Item 3—Key Information—Risk Factors—Risks Associated with Telecom and its Operations—Telecom operates in a competitive environment which may result in a reduction in our market share in the future”. Telecom expects that for so long as the notes restrict the amount of Telecom Argentina’s capital expenditures Telecom Argentina will invest close to the maximum amount permitted under the terms of the notes. Telecom expects to finance its capital expenditures through cash generated through operations and therefore its ability to fund these expenditures is dependent on, among other things, its ability to generate sufficient funds internally. Telecom Argentina’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its regulated rates, because the cost of imported materials has increased in peso terms.

Financial Ratio

Under the terms and conditions of the Series A and Series B Preferred Shares, we have agreed not to allow Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any financial debt, if as a result of doing so, Telecom Argentina’s ratio of total liabilities to its shareholders’ equity, as shown in its unconsolidated financial statements prepared under Argentine GAAP, exceeds 1.75. Since March 2002, the ratio of Telecom Argentina’s total liabilities to its shareholders’ equity exceeded 1.75 as a consequence of the devaluation of the peso. As a result of Nortel’s violation of this covenant, the Series B Preferred Shares acquired, together with the Series A Preferred Shares, the right to appoint a member of the Nortel Board of Directors. As of December 31, 2006 such ratio no longer exceeded 1.75:1 and as a result, Class B Preferred Shareholders will have no director voting rights in fiscal year 2007. The Series A Shareholders have retained their right to appoint a member of the Nortel Board of Directors as a consequence of the non-payment of the Base Dividend (as such term is defined in the terms of issuance of such Preferred Class A Shares) corresponding to the fiscal year ended December 31, 2001 and subsequent fiscal years. However, the Series A shareholders present at Nortel’s annual shareholders meeting held on April 27, 2007, did not hold enough Series A hares to satisfy the quorum requirement for the appointment said member of Nortel’s board of directors. Therefore, pursuant to certain regulations issued by the CNV, the appointment of Gustavo Sebastian Viramonte Olmos to Nortel’s board of directors was approved instead by the unanimous vote of all Nortel shareholders present at the general shareholders meeting, including all Series A shareholders in attendance. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares—Nortel’s Capital Stock”.

Related Party Transactions

During year 2006, Telecom has entered into certain transactions with its indirect shareholders Telecom Italia, FCR and W de Argentina–Inversiones or their affiliates under the Management Agreement (2004 only) and in the ordinary course of business. For a description of these transactions, see “Item 7—Major Shareholders and Related Party Transactions”.

Taxes

Turnover Tax

Under Argentine tax law, Telecom Argentina is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Rates ranged from 2% to 6% for the years ended December 31, 2006, 2005 and 2004.

Income Tax

Nortel’s income tax rate is currently 35% of taxable net income. Telecom’s income tax rate is currently 35% of taxable net income for the companies located in Argentina and 10% for Núcleo. The amount of income subject to tax is calculated according to tax regulations which contain a different methodology for calculating net taxable income than the methodology used for the preparation of our Consolidated Financial Statements under Argentine GAAP. The differences between the methodology of computing income under the tax regulations and under Argentine GAAP make it difficult to determine the taxable net income from our income statements. For instance, some deductions from income normally accepted for accounting purposes are non deductible and accordingly, must be added back to income for tax purposes. Moreover, the tax regulations do not currently provide for the restatement of figures to reflect inflation as is required in certain periods by Argentine GAAP.

The dividends paid by Nortel which exceed the difference between Argentine GAAP net income and taxable net income (computed as provided in the tax regulations) are subject to income tax at a rate of 35%. This withholding tax is known as the “equalization tax”. See “Item 10—Additional Information—Taxation—Argentine Taxes—Taxation of Dividends”.

Net losses can generally be carried forward and applied against future taxable income for 5 years. However, certain losses relating to the devaluation of the peso in early 2002 (P$1.4 = US$1) may only be deducted at a rate of 20% per fiscal year commencing in 2002 through 2006.

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

Thin Capitalization Rules

The 1998 tax reform introduced a limitation on the deduction of interest expense for income tax purposes. A company that is not a financial entity may deduct the following categories of interest without any restriction: interest on loans granted by individuals, interest subject to the 35% withholding tax and 40% of other interest payments (the “residual category”). The remaining 60% of the interest in the residual category may be deducted if the company’s liabilities on which interest in the residual category is paid do not exceed 2.5 times the company’s equity or the amount of interest paid in the residual category is less than 50% of net income for the fiscal year (before the interest deduction). In the event that both limits are exceeded, a portion of the deduction for the remaining 60% of the interest in the residual category is denied but, it can be deducted in the following five fiscal years, subject to the limitations described above. The nondeductible portion is equal to the greater of (i) the percentage by which the liabilities giving rise to interest in the residual category exceed 2.5 times the company’s equity or (ii) the percentage by which 100% of the interest in the residual category exceeds 50% of the company’s net taxable income (as defined above). During fiscal year 2002, Nortel was not affected by these rules. During fiscal year 2002, Telecom’s deduction of interest expenses was limited because it was not able to satisfy the conditions required in order to deduct the remaining 60% of the interest expense in the residual category. This interest deduction was taken in fiscal year 2005. Argentine Law No. 25,784, which was published in the Official Bulletin in October 2003, modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds 2 times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments. During fiscal years 2004, 2005 and 2006, Nortel’s and Telecom’s deduction of interest expenses were not limited because Nortel and Telecom were able to satisfy the conditions required for such deduction.

Tax on Minimum Presumed Income

Nortel and certain of the companies in the Telecom Group located in Argentina are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of Nortel’s assets is determined in accordance with the criteria established under the tax laws and generally approximates market value. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of tax on minimum presumed income in excess of the income tax for such year may be carried forward for a period of up to ten years. This excess may be treated as a credit that may be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income. Nortel and Telecom paid minimum presumed income tax for years 2004, 2005 and 2006 for all entities located in Argentina except for Publicom, which in 2006 was not subject to any minimum presumed income tax.

Value Added Tax (VAT)

VAT does not have a direct impact on our or Telecom’s results of operations. VAT paid by Telecom to its suppliers is applied as a credit toward the amount of VAT charged by Telecom to its customers and the net amount is passed through to the Argentine Government. VAT rates are 21%, 27% and 10.5%, depending on the type of the transaction and tax status of the customer.

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

During years 2006, 2005 and 2004, Telecom charged to its income statement P$58 million, P$34 million and P$34 million, respectively, of this tax.

On February 6, 2003, the Ministry of Economy, through General Resolution No. 72/03, authorized us to increase the basic telephony services tariffs by the amount of the tax on deposits to and withdrawals from bank accounts as provided for in General Resolution No. 72/03. The amount of the tax charged must be shown in detail on the customers’ bills. The amounts charged before General Resolution No. 72/03 will be included in the tariff renegotiation process.

Decree No. 534/2004 provides that owners of bank accounts subject to the general tax rate of 0.6% may take into account as a tax credit 34% of the tax originated in credits on such bank accounts. This amount may be computed as a credit for the Income Tax and Tax on Minimum Presumed Income. The amount computed as a credit is not deductible for income tax purposes.

Tax on Personal Property

Argentine Law 25,585, which was passed by the Argentine Congress and published in the Official Bulletin on May 15, 2002, and applies as of December 31, 2002, imposes a tax on shares of stock corporations, such as our Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares, and whose holders are individuals and/or undivided estates (regardless of whether such holders are domiciled in Argentina or in a foreign country). This tax is also imposed upon companies and/or other legal entities located in a country other than Argentina. It is presumed, without the right to rebut such presumption that shares of stock corporations, such as the Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares and other equity interests of companies regulated by Argentine Companies Law, as amended, whose holders are companies, any other legal entities, enterprises, permanent establishments, trusts, and exploitations, and are domiciled, settled or located in a foreign country, are owned indirectly by individuals or individual estates domiciled in a foreign country.

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

The tax rate applied is 0.50%. This tax is computed based on the value of our shareholders’ equity as stated on the most recent annual balance sheet of the Company as of December 31, 2006. The amount paid by us and pending collection from our shareholders as of December 31, 2006, was approximately P$5.6 million and an allowance was recorded for such amount.

On November 4, 2003, July 30, 2004, October 26, 2005 and April 30, 2007, Nortel requested from its holders as of December 31, 2002, 2003, 2004, 2005 and 2006 of Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares reimbursement of the tax on personal property. As of the date hereof, holders of Ordinary Shares had reimbursed Nortel approximately US$92,600 and holders of Series B ADSs, Series B Preferred Shares, and Series A Preferred Shares had reimbursed Nortel approximately US$73,518. Nortel expects that a substantial portion of the remaining tax amount that is not reimbursed will result in an additional expense for Nortel. As of December 31, 2006, Nortel recorded an allowance of P$5.6 million for the credit of the accounts paid by the Company for this tax.

Other Taxes and Levies

Telecom is subject to a levy of 0.5% of its monthly revenues from telecommunications services. The proceeds of this levy are used to finance the activities of the Regulatory Bodies. The amount of this levy is included in Telecom’s income statement within “other operating and maintenance expenses”.

Law No. 25,239 imposes a tax on Telecom Personal of 4% of amounts invoiced excluding VAT but including the excise tax, which results in an effective tax rate of up to 4.167%.

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

Although the SC resolutions were appealed, management decided to reimburse the Universal Services amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing Universal Services amounts. As of the date of this Annual Report, Personal has completed the reimbursement process to active post-paid customers and continues such process with regards to its former customers and former post-paid customers that have changed into prepaid customers. Although Personal reimbursed the Universal Services amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit. In December 2006, the CNC issued a preliminary report on the verification and control of the Universal Service reimbursement, which stated that Personal fulfilled its obligations for the reimbursement of the amounts including interest. However, the CNC is analyzing if the interest rate applied was that required by the CNC. As of the date of this Annual Report, Personal has not received any claim on this matter. If any such claim is subsequently filed, Personal’s management together with its legal counsel believes that it has solid legal grounds to justify the interest rate applied.

For more information on this regulation and related proceedings, see “Item 4—Information on the Company—Regulatory Framework—Universal Service Regulation” in the Telecom Form 20-F included as an exhibit hereto.

Research and Development, Patents and Licenses, etc.

None.

Trend Information

As a result of the political and economic uncertainty in Argentina in the past several years and the restructuring of the outstanding debt of the Telecom Group completed in 2005, our results of operations presented above for the years ended December 31, 2006, 2005 and 2004 may not be indicative of our current financial position or future results of operations and may not contain all of the information necessary to compare our financial position and operating results for the periods presented to previous or future periods. The information set forth below includes statements that are “forward-looking statements” subject to risks and uncertainties. See “Forward-Looking Statements”. Actual results may differ materially from our expectations and assumptions as a result of various factors, including the factors discussed under “Item 3—Key Information—Risk Factors”.

Net Sales

Net sales are expected to continue to increase in 2007, primarily driven by growth in the Argentine wireless market and broadband development. In the Wireless reportable segment, which represented more than 50% of Telecom’s consolidated net sales in 2006 and is expected to continue to grow as a proportion of our business, we believe that the favorable market conditions exist for continuing with the expansion phase both in the customer base and in traffic levels, with a stronger relative weight of Value Added Services in the net sales of that segment. However, Telecom expects that the total 2007 net sales in the Wireless reportable segment will increase at rates slightly lower than those of 2006, due to high penetration already achieved in Argentina and increased competition.

Costs of Services, General and Administrative and Selling Expenses

In fiscal year 2006, operating costs before amortization and depreciation increased by 38.1%, primarily due to higher costs directly associated with increasing sales, the effect of inflation on the cost structure, and particularly, greater competition in the wireless and broadband markets. Telecom believes that the trend for these costs will continue in 2007, as Telecom’s consolidated net sales increase, although the percentage increases are expected to be lower. Accordingly, we expect that operating income before amortization and depreciation will increase in absolute terms in 2007, although it will remain at a similar level to that of year 2006 as a percentage of consolidated net sales (this percentage was 31% in 2006).

Furthermore, Telecom expects consolidated fixed asset depreciation and intangible asset amortization to remain similar to those of year 2006, but at a lower level as a percentage of consolidated net sales when compared to those of year 2006. Depreciation in the Voice, Data and Internet reportable segment is expected to continue the downward trend due to the total depletion of certain fixed assets of Telecom Argentina, which is expected to be only partially offset by increased depreciation resulting from new asset acquisition scheduled for year 2007. In contrast, Telecom expects that depreciation expense will continue to increase in the Wireless reportable segment due to the investments made to enhance service coverage and the capacity of its GSM network, increased investment in 3G technology and potentially higher rates of TDMA network depreciation due to an accelerated migration of clients from TDMA to GSM technology.

Operating Income

As a result of the expected increase in operating income before amortization and depreciation and anticipated similar or slightly higher consolidated depreciation and amortization to those of year 2006, operating income in 2007 is expected to increase, growing both in absolute terms and as a percentage of consolidated net sales. Telecom forecasts that its consolidated operating income margin will be higher than the 12.3% recorded in fiscal year 2006 but lower than 20%.

Other Expenses, Net

Telecom estimates that expenses for severance costs, legal disputes and other contingencies and other minor non-operating results will be similar to levels seen in 2006.

Financial Result, Net

Telecom expects interest expense on its net financial debt to continue to decrease as a result of reduction in Telecom Argentina’s financial indebtedness, in particular due to the mandatory prepayment provisions requiring the application of any “excess cash” to debt reduction. It is expected that, in addition to the mandatory prepayments made on April 16, 2007 and May 24, 2007, Telecom Argentina will continue making prepayments of principal during the year 2007 pursuant to the terms of its Series A and Series B notes.

A significant component of financial results is the exchange differences arising from foreign currency assets and liabilities, especially for the exposure of our net financial debt to U.S. dollar fluctuation. It should be noted that, in year 2005, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to U.S. dollar fluctuations related to the Euro and Japanese Yen-denominated Series A Notes. Therefore, the impact on Telecom’s financial results in 2007 will continue to mainly depend on the variation of the Argentine peso value in respect of the U.S. dollar. If the exchange rate at the end of 2007 is higher than the rate of P$3.062 for one dollar in effect as of December 31, 2006, the exchange differences will increase interest loss on Telecom’s net financial debt. Conversely, if the Argentine peso improves against the U.S. dollar, its exchange differences are likely to be positive and compensate for interest expenses.

Given that small foreign currency exchange rate fluctuations may have a significant impact on Telecom’s net financial debt and on its results of operations, Telecom cannot estimate the impact of the foreign currency exchange differences for 2007. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk—(a) Foreign Exchange Rate Risk” in the Telecom Form 20-F included as an exhibit hereto.

Discontinued Operations

The sale of the equity interest in Publicom generated a gross profit of approximately P$167 million, which was recorded in the second quarter of 2007 as a separate line item under “Gain from discontinued operations”. Telecom estimates that “Gain from discontinued operations, net of income tax” for year 2007 will be approximately P$100 million. See “Item 5—Operating and Financial Review and Prospects—Management Overview” for more details.

In addition, beginning in 2007, Telecom will identify assets, liabilities and results of operations corresponding to editing of directories for comparative periods as separate line items on the consolidated balance sheets and statements of income.

Unusual and Extraordinary Results

No unusual and extraordinary results are expected for 2007.

Income Tax

The Company’s business is subject to income tax on the basis of the taxable results determined pursuant to the tax laws of every country where the company operates and according to the following rates on taxable income: (i) companies located in Argentina pay 35%; (ii) Núcleo (located in Paraguay) pays 10% in year 2007 and (iii) Telecom Argentina USA pays 20.5% in 2007. It should be mentioned that Paraguayan law increases by 5% the tax rate applicable to dividend distributions.

As detailed in the notes to the Consolidated Financial Statements, the income tax benefit (expense) is calculated by applying the deferred income tax method and, therefore, it includes the effect of the tax payable in the current year and the effect of the tax rate on temporary differences arising from the different accounting and fiscal valuation of assets and liabilities. In this regard, we do not expect significant permanent differences for fiscal year 2007.

Furthermore, the income tax benefit (expense), net may include changes in the calculation of the valuation allowance of deferred tax assets and particularly, the recovery of the tax loss carryforwards of Telecom Argentina.

As of the date of issuance of this Annual Report, it is not possible to obtain an accurate assessment of 2007 income tax amount, mainly due to fluctuations in foreign currency exchange results and their impact on taxable results of fiscal year 2007 and the recoverability of the abovementioned tax loss carryforward.

Net Income/Loss

As of the date of issuance of this Annual Report, we are not in a position to give an accurate estimate of the net result for fiscal year 2007 given the uncertainties mentioned above and those explained in the section entitled “–Critical Accounting Policies – Use of Estimates”.

Investment in Fixed and Intangible Assets

Telecom’s investment in fixed and intangible assets is expected to continue to increase in 2007 as compared to fiscal year 2006. Total consolidated capital expenditures, detailed under “—Capital Expenditures,” are expected to reach approximately P$1.5-1.6 billion in 2007. This increased investment is closely related to Broadband business development, Argentine wireless market growth and completion of GSM, and 3G network deployment in Argentina. In 2007, Telecom’s investment in fixed and intangible assets is expected to reach the consolidated depreciation and amortization levels for the first time since the macroeconomic crisis in late 2001.

Telecom expects that approximately 47% of the budgeted investments will be made in the Voice, Data and Internet reportable segment, while the remaining 53% of the investments will be made in the Wireless reportable segment.

Cash Flows and Consolidated Net Financial Debt

Telecom expects that operating cash flows in 2007 will remain at a similar level to those in year 2006 and will be sufficient to satisfy its planned investments in fixed and intangible assets and debt service.

In the absence of a foreign exchange crisis, Telecom expects that cash generated by the different Telecom Group companies will be used to meet debt service requirements and in the case of Telecom Argentina, any excess cash will be allocated to the partial or total prepayment of principal. However, Telecom provides no assurance regarding the prepayment of any of the obligations of the Group companies.

Although it is not possible to estimate the future exchange rate level, it is likely that the Telecom Group net financial debt as of December 31, 2006 of US$1,094 million (including the effect on discounting the debt of Telecom Argentina) will continue to its downward trend as a result of the cash generation expected in fiscal year 2007.

Contractual Obligations

Our consolidated contractual obligations and purchase commitments as of December 31, 2006 were as follows:

	2007	2008	2009	2010	2011	After 2011	Total
	(in millions of Argentine pesos)
Debt obligations (1)(2)	1,631	1,070	547	1,599	—	—	4,847
Operating lease obligations	60	15	8	4	2	1	90
Purchase obligations	392	15	3	3	3	26	442
Other long-term liabilities (3)	20	12	10	8	7	54	111

Total	2,103	1,112	568	1,614	12	81	5,490

(1)	The schedule of debt obligations (including P$748 million of future interest) set forth above is based on the expected amortization schedule of the relevant debt instruments and takes into account the mandatory and optional prepayment provisions. In April and May 2007, Telecom Argentina made partial prepayments on the Notes corresponding to the “excess cash” determined for the period ended December 31, 2006 and the net cash proceeds from the sale of Publicom, respectively. After giving effect to these prepayments, the Company has cancelled 74% of scheduled principal amortization payments due April 2010. Our estimates on future interest after such prepayments have increased by P$6 million. For debt bearing variable interest, the obligation is calculated using the variable interest rate in effect as of December 31, 2006.
(2)	Does not include effect on discounting.
(3)	Includes special termination benefits, retirement benefits, asset retirement obligations and court fees.

(b) Unconsolidated

Nortel is a holding company whose principal asset is its approximately 54.74% equity interest in Telecom Argentina. Therefore, the following discussion should be read in conjunction with Nortel’s and Telecom Argentina’s financial statements and notes thereto included elsewhere herein and in the Telecom Argentina Form 20-F, respectively, and with “Item 5—Operating and Financial Review and Prospects” in the Telecom Argentina Form 20-F incorporated herein by reference under (c) of this Item 5. Such financial statements and notes thereto have been prepared in accordance with Argentine GAAP, which differs in certain respects from US GAAP. See Note 14 to the Consolidated Financial Statements.

General

Nortel’s sole substantial activity is owning a controlling interest in Telecom Argentina’s ordinary shares and its sole substantial source of cash income is cash dividends paid on such shares. The unconsolidated financial data as of December 31, 2006 included herein accounts for Nortel’s approximately 54.74% equity interest in Telecom by the equity method. The Consolidated Financial Statements included elsewhere in this Form 20-F consolidate Telecom’s operations with Nortel’s. Nortel’s principal use of cash is to make redemption payments on any future debt, dividend and redemption payments on its preferred stock and dividend payments on its ordinary shares. Prior to 2002, Nortel has historically met all such payment obligations in any calendar year out of the dividends received from Telecom in respect of the previous calendar year. Nortel is required to allocate earnings first, to make dividend and redemption (amortization) payments on the Series A Preferred Shares, payable before the end of May. A percentage equal to 48.96%, calculated in accordance with a formula set forth in the terms of the Series B Preferred Shares, of cash remaining after Nortel has paid or reserved for its operating expenses is required to be distributed to the holders of Series B Preferred Shares. The remaining cash equal to 51.04% is distributed to holders of ordinary shares. Nortel is required to distribute all of its cash every year, according to the terms and conditions of the Series A and Series B Preferred Shares. Nortel may only make dividend payments to holders of Series A and Series B Preferred Shares and holders of ordinary shares and redemption payments on the Series A Preferred Shares if it has sufficient retained earnings legally available for distribution, in accordance with Argentine law, which provides that dividends may be paid out of liquid and realized profits based on a financial statement prepared under Argentine GAAP.

Due to Telecom Argentina’s financial condition, Telecom Argentina did not pay dividends for the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002. Consequently, Nortel was unable to pay dividends or make the required amortization payments on the Series A Preferred shares for the years ended December 31, 2006, 2005, 2004, 2003 and 2002. See “Item 10—Additional Information—Nortel’s Capital Stock”.

Equity Income from Subsidiaries

For year 2006, Nortel’s equity gain from related companies decreased to a P$133 million gain from a P$730 million gain for year 2005. For year 2005, Nortel’s equity gain from related companies increased to a P$730 million gain from a P$364 million loss for year 2004.

All variations in Nortel’s equity income from subsidiaries for any period correspond directly with the variations in Telecom Argentina’s net income for the same period. For a complete discussion of Telecom Argentina’s results of operations, see “Item 5—Operating and Financial Review and Prospects” in the Telecom Form 20-F incorporated herein by reference under (c) of this Item 5.

Administrative Expenses

Administrative expenses in each of years 2006, 2005 and 2004 were approximately P$2 million, P$2 million and P$3 million, respectively, consisting primarily of salaries, social security expenses and fees for services.

Financial Results, net

Nortel had no investment earnings in years 2006, 2005 and 2004.

At Telecom’s annual shareholders’ meetings for the fiscal years ended December 31, 2002, 2003, 2004, 2005 and 2006 held on April 30, 2003, April 29, 2004, April 27, 2005, April 27, 2006 and April 27, 2007, respectively, Telecom’s shareholders decided that no dividend payments would be made due to Telecom’s financial condition, results of operations and debt service obligations. Consequently, at Nortel’s annual shareholders’ meetings held on April 30, 2003, April 29, 2004, April 27, 2005, April 27, 2006 and April 27, 2007 for the fiscal years ending December 31, 2002, 2003, 2004, 2005 and 2006, respectively, Nortel’s shareholders decided that no dividends would be paid and that there would be no amortization of the Series A Preferred Shares for such years. See “Item 10—Additional Information—Nortel’s Capital Stock”.

At present, Nortel is unable to predict whether Telecom Argentina and consequently, Nortel, will make future dividend payments.

Taxes

Under Argentine law, Nortel’s dividend income is not taxable. Pursuant to current regulations, in general, Argentine-source dividends received by individuals or corporate shareholders are not subject to income tax, except for those dividends paid by corporations corresponding to the excess of the difference between Argentine GAAP income and taxable income which are subject to an income tax withholding. See “Item 10—Additional Information—Taxation—Argentine Taxes—Taxation of Dividends”.

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

Net Income

For year 2006, net income was P$129 million, representing a decrease of P$598 million over year 2005.

For year 2005, net income was P$727 million, representing an increase of P$1,088 million over year 2004.

Liquidity and Capital Resources

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom Argentina on the Class A and Class B Shares owned by Nortel and Nortel has used such cash dividends to satisfy Nortel’s payment obligations for the next calendar year. No dividends were declared or paid by Telecom Argentina and consequently Nortel during year 2002, 2003, 2004, 2005 and 2006. In addition to not being able to make dividend payments, Nortel was also unable to pay the required amortization on its Series A Preferred Shares. Accordingly, the amount of the amortization and dividends on the Series A Preferred Shares will continue to accrue until Nortel has the cash required to make the payment. As of December 31, 2006, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was approximately P$815 million including the effects of CER. See Note 9 of our consolidated financial statements included in Item 18 of this Annual Report.

At December 31, 2006 and 2005, Nortel had approximately P$4 million and P$8 million, respectively, of cash and cash equivalents on a stand-alone basis (excluding amounts held by Telecom).

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

Off-Balance Sheet Arrangements

None

Safe Harbor

See the discussion at the beginning of this Item 5 and “Forward-Looking Statements” in the introduction of this Annual report, for forward-looking statement safe harbor provisions.

(c) Telecom Argentina’s Operating and Financial Review and Prospects

The information contained under “Item 5—Operating and Financial Review and Prospects” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated herein by reference in partial answer to this Item 5. See Exhibit 15(b).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors

Nortel’s Board of Directors is responsible for the management of Nortel’s business. The Company’s bylaws provide that Nortel’s Board of Directors will consist of no less than four but no more than eight members and an equal number of alternate directors, for the same term to fill any vacancies. At their annual meeting, the shareholders appoint alternate directors, and may appoint a number of alternates equal to or less than the number of directors. Therefore, as of this date Nortel has six directors, and six alternate directors. Three directors and three alternate directors are independent and therefore are neither employed by, nor affiliated with, Telecom, the Telecom Italia Group or W de Argentina–Inversiones, S.L. See “Item 7—Major Shareholders and Related Party Transactions”. The

directors are so elected at a shareholders’ meeting and hold office for a renewable term of one year or until replaced at a shareholders’ meeting. See “Item 7—Major Shareholders and Related Party Transactions—Shareholders’ Agreements” in the Telecom Form 20-F included as an exhibit hereto. As a result of Nortel’s failure to pay the required amortization on the Series A preferred shares, the Series A shareholders are entitled to elect one director and one alternate director. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares—Nortel’s Capital Stock”.

Holders of Nortel’s Class A Preferred Shares have exercised the right to vote since April 25, 2002, as a consequence of the non-payment of the Base Dividend (as such term is defined in the terms of issuance of such Preferred Class A Shares) corresponding to the fiscal year ended December 31, 2001 and subsequent fiscal years. Additionally, as Telecom Argentina’s total liabilities to equity ratio had exceeded 1.75/1 (as contemplated in item “F”, clause 9 of the terms of issuance of the Preferred Class B shares), since September 13, 2002, holders of Class B Preferred Shares also obtained the right to vote in accordance with the terms and conditions applicable to this class of shares. Both Class A Preferred Shareholders and Class B Preferred Shareholders have exercised their right to vote, since 2002, for the joint election of a regular and an alternate director.

Given that, according to its unconsolidated financial statements as of December 31, 2006, Telecom Argentina’s total liabilities to equity ratio no longer exceeds 1.75/1, since the approval of such financial statements by Telecom Argentina’s Board of Directors on March 8, 2007, the right to vote of the Class B Preferred Shareholders has ended while the right to vote of the Class A Preferred Shareholders continues to be in force given the abovementioned non-payment of the Base Dividend.

The directors and alternate directors of the Company as of the date of this Annual Report (and as appointed by the annual shareholders meeting held on April 27, 2007) are as follows:

Name	Position	Class of Shares Represented	Date of Designation*
Oscar Carlos Cristianci	Chairman of the Board of Directors	Ordinary	April 27, 2007
Ricardo Alberto Ferreiro	Vice Chairman of the Board of Directors	Ordinary	April 27, 2007
Franco Alfredo Livini	Director	Ordinary	April 27, 2007
Eduardo Federico Bauer	Director	Ordinary	April 27, 2007
Guillermo Michelson Irusta	Director	Ordinary	April 27, 2007
Gustavo Sebastian Viramonte Olmos	Director	Prefer. A	April 27, 2007
Bruno Iapadre	Alternate Director	Ordinary	April 27, 2007
Jorge Alberto Firpo	Alternate Director	Ordinary	April 27, 2007
Pablo Ginnetty	Alternate Director	Ordinary	April 27, 2007
Horacio Walter Bauer	Alternate Director	Ordinary	April 27, 2007
Alejandro Borda	Alternate Director	Ordinary	April 27, 2007
Joaquin Acuña	Alternate Director	Prefer. A	April 27, 2007

*	Term of position expires or may be extended at the next annual shareholders’ meeting.

Oscar Carlos Cristianci is a public accountant. He is also President of Sofora and Telecom Personal S.A. He is also Director of Telecom Argentina S.A. He was born on September 27, 1942.

Ricardo Alberto Ferreiro is a lawyer. He is Director of Micro Sistemas S.A. and Alternate Director of Telecom Personal S.A. He was born on November 26, 1953.

Franco Alfredo Livini is an industrial engineer. He is also Chairman of Pirelli Argentina de Mandatos S.A. and Pirelli Neumáticos SAIC. He is also Director of Sofora and Telecom Personal S.A. He was born on December 10, 1928.

Eduardo Federico Bauer is a lawyer. He is Alternate Director of Caja de Seguros S.A.; Caja Aseguradora de Riesgo de Trabajo ART S.A.; Institute de Seguro de Misiones S.A. and Sofora Telecomunicaciones S.A. He was born on January 14, 1950.

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

Bruno Iapadre is a lawyer. He is Vice President of International Legal Affairs of Telecom Italia. He was born on June 4, 1956.

Jorge Alberto Firpo is an electrical engineer and a graduate of Universidad Tecnológica Nacional. He is chairman of Núcleo, Telecom Argentina USA Inc. and Micro Sistemas and a director of Sofora and Telecom Personal. Previously, he was head of purchases and logistics at Telecom Italia America Latina, S.A. He was born on April 17, 1954.

Pablo Ginnetty is an accountant. He is partner of the firm Estudio Ginnetty. He was born on December 14, 1975.

Horacio Walter Bauer is a lawyer. He is Director of Caja de Ahorro y Seguro S.A., Instituto de Seguro de Misiones S.A. and Alternate Director of Sofora Telecomunicaciones S.A. He was born on July 11, 1937.

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

As of December 31, 2006, the members and alternate members of the Supervisory Committee, as elected at the annual shareholders meeting dated April 27, 2006, were:

Name	Position and Date of Designation*	Profession
Enrique Garrido	Chairman of the Supervisory Committee—April 27, 2006	Lawyer
Silvia Graciela Poratelli	Member of the Supervisory Committee—April 27, 2006	Lawyer
Gerardo Prieto	Member of the Supervisory Committee—April 27, 2006	Accountant
Jacqueline Berzón	Alternate Member of the Supervisory Committee—April 27, 2006	Lawyer
Mariano Federici	Alternate Member of the Supervisory Committee—April 27, 2006	Lawyer
Guillermo Feldberg	Alternate Member of the Supervisory Committee—April 27, 2006	Accountant

*	Term of position expires or may be extended at the next annual shareholders’ meeting.

Enrique Garrido is a lawyer. On April 27, 2007, he was elected as a director of Telecom Argentina S.A.. He is a Member of the Supervisory Committees of Aeropuertos Argentina 2000 S.A., La Estrella S.A. Compañía de Seguros de Retiro a and an alternate director of Huishang S.A. He was born on June 7, 1937.

Silvia Graciela Poratelli has been a member of our Supervisory Committee since 2005. She is also a member of the Supervisory Committees of Micro Sistemas S.A., Telecom Argentina S.A., Telecom Personal S.A. and Sofora Telecomunicaciones S.A.. She is also a syndic (internal auditor) of NYLI Holdings Argentina S.R.L. (currently in liquidation). She was born on January 4, 1972.

Gerardo Prieto has been a member of our Supervisory Committee since 2004. He is also a member of the Supervisory Committees of Telecom Argentina S.A., Micro Sistemas S.A., Telecom Personal S.A. and Sofora Telecomunicaciones S.A.. He is Chairman of Campofin S.A., Doble “G” del Litoral S.A. and Polifin S.A. He is also Director of Standard Bank Argentina S.A., Caja de Seguros S.A, Instituto de Seguros de Misiones S.A. and of Activos Turísticos S.A. Dr. Prieto is a public accountant and is not included in the requirements of RT No. 15 regarding accountant independence, nor is he subject to any of the requirements enumerated in the third paragraph of Article 4 of Chapter XXI of the Normas de la Comisión Nacional de Valores. He was born on March 3, 1951.

Jacqueline Berzón was an alternate member of our Supervisory Committee until April 27, 2007. She no longer serves on our Supervisory Committee. She was also an alternate member of the Supervisory Committees of Telecom Argentina S.A., Micro Sistemas S.A. and Sofora Telecomunicaciones S.A.. She is a member of the Supervisory Committee of NYLI Holdings (Argentina) S.R.L (currently in liquidation), an alternate member of the Supervisory Committee of Telecom Argentina, Micro Sistemas S.A. and Sofora Telecomunicaciones S.A. and an alternate director of Adelia María Cable Color S.A., Cable Video Laguna Paiva S.A., Cablevisión del Comahue S.A., Cable Visión Las Perdices S.A., Chos Malal Video Cable S.A., Colón Cable Color S.A., Holding Teledigital Cable S.A., Imagen General Cabrera S.A., IVC S.A., KTV S.A., Laboulaye Televisora Color S.A., Las Heras Televisión S.A., Libres Cable Color S.A., Mercedes Cable Visión S.A., Montes de Oca Cable Color S.A., Pampa TV S.A., Patagonia Televisora Color S.A., RCC S.A., Revico S.A., San Carlos Visión S.A., Sistema Regional de Televisión S.A., Telecable Pérez S.A., Teledigital Cable S.A., Televisión Privada S.A., Televox Video Cable S.A. and Televisora Capitán Sarmiento S.A. She was born on October 9, 1975.

Mariano Federici was an alternate member of our Supervisory Committee until April 27, 2007. He no longer serves on our Supervisory Committee. He was also an alternate member of the Supervisory Committees of Telecom Argentina S.A., Micro Sistemas S.A., Telecom Personal and Sofora Telecomunicaciones S.A.. He was born on October 14, 1973.

Guillermo Feldberg has been a alternate member of our supervisory committee since 2004. He is also an alternate member of the Supervisory Committee of Telecom Argentina S.A., Telecom Personal, Micro Sistemas S.A. and Sofora Telecomunicaciones S.A.. He is Chairman of Pintarko S.A., Agropecuaria La Victoria S.A., Seed Capital Educación S.A., Dav Satelital S.A., Caroline Establecimientos Agropecuarios S.A., Seed Capital Comunicaciones S.A., Ineba S.A., Izzalini Trade S.A. and Asociación ORT Argentina. He is vice chairman of Doble “G” del Litoral S.A. He is an alternate director of Haras El Roblecito S.A. and Explotaciones Agropecuarias El Roble S.A. Dr. Feldberg is a public accountant and is not included in the requirements of RT No. 15 with respect to accountant independence, nor is he subject to the requirements enumerated in the third paragraph of Article 4 of Chapter XXI of the Normas de la Comisión Nacional de Valores. He was born on February 20, 1951.

As of the date of this Annual Report, the members and alternate members of the Supervisory Committee, as elected at the annual shareholders meeting dated April 27, 2007, are:

Name	Position and Date of Designation*	Profession
Jorge Luis Pérez Alati	Member of the Supervisory Committee—April 27, 2007	Lawyer
Silvia Graciela Poratelli	Member of the Supervisory Committee—April 27, 2007	Lawyer
Gerardo Prieto	Member of the Supervisory Committee—April 27, 2007	Accountant
Diego Serrano Redonnet	Alternate Member of the Supervisory Committee—April 27, 2007	Lawyer
Diego Martín Garrido	Alternate Member of the Supervisory Committee—April 27, 2007	Lawyer
Guillermo Feldberg	Alternate Member of the Supervisory Committee—April 27, 2007	Accountant

*	Term of position expires or may be extended at the next annual shareholders’ meeting.

Jorge Luis Pérez Alati was appointed as a member of the Supervisory Committee of Nortel at the shareholder’s annual meeting held on April 27, 2007. He is also a member of the Supervisory Committee of Telecom Argentina and Telecom Personal. He is Chairman of Arena Argentina S.A., In Store Media Argentina S.A, Intelligent Monitoring System S.A., Inversiones Aluminé S.A., Inversiones Los Alpes S.A., Inversiones Meliquina S.A., ISDIN Argentina S.A., La Papelera del Plata S.A., Media Contacts Argentina S.A., Media Planning S.A., Nogal Central S.A. and Solcan S.A., vice chairman of Inversora Cordillera S.A., Lan Argentina S.A. and Puig Argentina S.A. and a director of Agco Argentina S.A., Aluflex S.A., CMPC Inversiones de Argentina S.A., Comercial e Inversiones Coiron S.A., Corandes S.A., Cork Supply Argentina S.A., Deutz S.A., Honda Motor de Argentina S.A., Indamo S.A., Inversiones Los Andes S.A., IVAX Argentina S.A., JM Huber (Argentina) S.A., Metroaire S.A., Motorola Argentina S.A., Naschel S.A., Pilar del Este S.A., Ricetec S.A., SACEIF Louis Dreyfus y Cia. Ltda. S.A., Sociedad de Servicios de Valor Agregado S.A., Watt’s Alimentos de Argentina S.A. and World Management Advisors Argentina S.A.. He is a member of the Supervisory Committee of Banco Santander Río S.A., BRS Investment S.A., Edesur S.A., Internacional Compañía de Seguros de Vida S.A., Linvest S.A., Lyon Consulting S.A., Orígenes AFJP S.A., Orígenes Seguros de Retiro S.A., Prevent Empresa de Servicios Eventuales S.A., Portal Universia Argentina S.A., Préstamos de Consumo S.A., Río Compañía de Seguros S.A., Río Trust S.A., Santander Investment S.A., Santander Merchant S.A., Santander Sociedad de Bolsa S.A. and Virginia Surety Compañía de Seguros S.A. He was born on September 14, 1954.

Diego Serrano Redonnet was appointed as an alternate member of the Supervisory Committee of Nortel at the shareholder’s annual meeting held on April 27, 2007. He is also an alternate member of the Supervisory Committee of Telecom Argentina and Telecom Personal. He is a director of Orígenes AFJP S.A. and Andean Investment Partners S.A., member of the Supervisory Committee of Banco Santander Río S.A., BRS Investment S.A., CMPC Inversiones de Argentina S.A., ICATU Hartford S.A., Linvest S.A., Lyon Consulting S.A., Perevent Empresa de Servicios Eventuales S.A., Préstamos de Consumo S.A., Rio Compañía de Seguros S.A., Rio Trust S.A., Santander Sociedad de Bolsa S.A., Gas Argentino S.A. and Metrogas S.A. He was born on September 18,1966.

Diego Martín Garrido is a lawyer. He was appointed as an alternate member of the Supervisory Committee of Nortel at the shareholders’ annual meeting on April 27, 2007. He is also an alternate member of the Supervisory Committee of Telecom Personal S.A. He is also a member of the Supervisory Committee of Sofora Telecomunicaciones S.A. and Micro Sistemas S.A. He is a director of Jinarg S.A., UOL Phone, UOL Sinectis, UOL Argentina Holdings, Novamedi S.A., Metropolitana Farmaceútica S.A. and Bematech Argentina S.A.; an alternate director of Salix S.A., Rosario Exterior S.A., Integration Consultoría Empresarial Argentina S.A., Circuito Chico Desarrollos S.A., Bariloche Uno S.A. and Bariloche Cinco S.A.; the Chairman of Holdem S.A. and Menard Properties; a manager of CC S.R.L. and an alternate manager of Bariloche Dos S.R.L. and Bariloche Seis S.R.L. He was born on December 8, 1970.

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

Pursuant to General Resolution No. 400/02 of the CNV, published in the Official Gazette on April 5, 2002, the provisions of the Transparency Decree relating to the Audit Committee shall be applicable for the financial years beginning on or after January 1, 2004. The Audit Committee was required to be appointed on May 28, 2004 at the latest. However, prior to May 28, 2003, the companies subject to these provisions of the Transparency Decree were required to take certain steps towards the appointment of this committee. In this regard, the Company has undertaken the following steps, which were approved by the Board of Directors in April 2003: (a) defined the organization of the Audit Committee and the minimum eligibility requirements for its members; (b) planned the main tasks of the Audit Committee, (c) identified the operating resources for the Audit Committee; (d) established a basic training program for the members of the Audit Committee and (e) filed the “Normativa de Implementación del Comité de Auditoría” (a set of guidelines for the Audit Committee) with the CNV. The CNV had no comments on these guidelines.

The current Audit Committee was elected by the Board of Directors of the Company on April 27, 2007 and is composed of three members as from that date and until the next annual ordinary shareholders meeting. The members appointed were: Guillermo Michelson Irusta; Gustavo Sebastian Viramonte Olmos (both independent directors under CNV and SEC regulations) and Ricardo Alberto Ferreiro (an independent director under SEC regulations); all of which have the experience required by Section 13; Chapter II of the CNV rules. Mr. Ferreiro was appointed as the Committee’s financial expert.

There is no family relationship between any Director, Alternate Director, member of the Supervisory Committee or executive officer and any other Director, Alternate Director, member of the Supervisory Committee or executive officer.

On February 5, 2003, Nortel and Mr. Amadeo R. Vázquez, the then Chairman of the Board of Directors of Telecom, entered into an agreement under which Nortel agreed to appoint Mr. Vázquez as director of Telecom for three years. Mr. Vázquez agreed to perform his duties as an independent director of Telecom in compliance with Argentine and US law. On March 10, 2003 the agreement was amended and in 2006 was extended until the date of Telecom’s annual shareholders meeting to consider Telecom’s financial statements for the year ended on December 31, 2006. Prior to the date of such shareholders’ meeting, Mr. Vázquez notified the Board of his intention to resign from his position on the Board and as President in order to concentrate on his professional activities as an independent director of other leading Argentine and global companies and in the academic forum, and to further his philanthropic pursuits. Mr. Vázquez’s resignation was effective as of April 27, 2007.

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

Compensation

The aggregate remuneration paid or accrued by Nortel during the twelve months ended December 31, 2006 to the members and alternate members of the Board of Directors, the members of the Supervisory Committee, and the officer of Nortel, as a group, was approximately P$0.76 million.

Employees

As of December 31, 2006, Nortel has 3 employees. For information regarding Telecom’s employees, see “Item 6—Directors, Senior Management, and Employees—Employers and Labor Relations” in the Telecom Form 20-F included as an exhibit hereto.

Share Ownership

None.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The ownership of Nortel’s common stock as of June 26, 2007 was as follows:

Shareholder	Percentage
Sofora Telecomunicaciones S.A.	100%

Sofora

Sofora is an Argentine holding company. The ownership of Sofora’s stock as of the date of this Annual Report is as follows:

Shareholders	Percentage
Telecom Italia Group(1)	50.00
Werthein Group(2)	48.00
France Telecom Group(3)	2.00
Total	100.00

(1)	Includes 17.50% of Sofora’s stock owned through Telecom-Italia International N.V. and 32.5% of Sofora’s stock owned through Telecom Italia S.p.A. The Telecom Italia Group also acquired an option on W. de Argentina–Inversiones’ entire interest in Sofora for US$60 million in the form of two call options, one for the purchase of 48% of Sofora’s share capital which can be exercised within 15 business days after December 31, 2008, and an additional call option of 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013.
(2)	W de Argentina–Inversiones has an option (exercisable from January 31, 2008 through December 31, 2013) to acquire the France Telecom Group’s remaining Sofora shares, which represent a 2% interest in Sofora.
(3)	Includes 1.3% of Sofora’s common stock owned by FCR and 0.7% of Sofora’s common stock owned by Atlas Services Belgium S.A.

Sofora owns 100% of the common stock and 67.79% of the total capital stock of Nortel.

The shares of common stock owned by Sofora constitute all of the total common capital stock of Nortel. In the event of certain payment defaults or breaches of covenants, holders of Nortel’s preferred stock collectively have the right to elect one director of Nortel and obtain voting rights. Currently, Class A Preferred Shareholders of Nortel have the right to elect one director of Nortel and the right to vote.

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

Further, pursuant to the List of Conditions as amended, each of Telecom Italia Group and W de Argentina–Inversiones, S.L. shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority. The List of Conditions does not specifically provide a penalty if this restriction is violated.

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

On September 9, 2003, Nortel was informed that FCR had entered into an agreement with the Argentine Werthein Group, under which FCR and its affiliate, Atlas Services Belgium S.A., both members of the France Telecom Group (we refer to FCR and Atlas Services Belgium S.A. collectively as the “France Telecom Group”) agreed, subject to regulatory approvals, to sell substantially all of its shares in the newly incorporated controlling company of Nortel to W de Argentina–Inversiones. In connection with the agreement, the France Telecom Group and the Telecom Italia Group transferred their respective shareholdings in Nortel to Sofora.

On December 10, 2003, the SC approved the transaction and authorized the Telecom Italia Group to continue as exclusive Operator of Telecom Argentina. On December 15, 2003, the Argentine Antitrust Commission approved the France Telecom Group’s transfer of shares. Once the authorizations were granted, on December 19, 2003 the France Telecom Group sold a 48% interest in the total share capital of Sofora to W de Argentina–Inversiones, for a total of US$125 million, along with an option (exercisable from January 31, 2008 through December 31, 2013), for the remaining 2% of the France Telecom Group’s shares, which represent a 2% interest in Sofora. We have been informed that the Telecom Italia Group has also acquired an option on W de Argentina–Inversiones’ entire interest in Sofora for US$60 million in the form of two call options, one for the purchase of 48% of Sofora’s share capital, which can be exercised within 15 business days after December 31, 2008, and an additional call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013. We have been informed that in connection with these transactions, a shareholders’ agreement between Telecom Italia Group and W de Argentina–Inversiones for the joint management of Sofora, Nortel, Telecom Argentina and its affiliates was executed.

W de Argentina–Inversiones S.L.

W de Argentina–Inversiones S.L., a company of the Werthein Group, is a company owned by Dario Werthein, Adrián Werthein, Daniel Werthein and Gerardo Werthein. The Werthein Group’s main lines of business include farming operations, insurance activities and real estate activities.

•

Farming Operations. Gregorio, Numo y Noel Werthein S.A. (“GNNW”) is the name of the company that handles the businesses of the Werthein Group related to food products. The company owns more than 227,000 acres in the primary farming areas of Argentina, harvesting more than 44,000 tons of different crops and with more than 54,000 heads of cattle dedicated to meat production. It is also involved in the manufacturing of processed fruits as well as teas and infusions. Most of its products are aimed to the international markets with important exports to the United States and Europe.

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

Telecom Italia Group

A description of the Telecom Italia Group is provided under “Item 4—Information on the Company—Relationship Between Nortel and Telecom”. See also “Item 4—Information on the Company—Recent Developments—Change in Indirect Ownership of the Company” for an update on the ownership of the Telecom Italia Group.

The following table sets forth, as of June 25, 2007 (except as described below), and based upon information available to the Company, each owner of 5% of any class of the Company’s equity securities and the total amount of each class of the Company’s equity securities owned by the Company’s directors and officers, as a group.

	Number of Shares Owned	Percent of Class
Series A Preferred Shares (1)(2):
Banco Santander Rio, Buenos Aires	654,920	61.63%
Fimex International Limited	346,413	32.61%
Series B Preferred Shares (1)(2)(3):
Fintech Advisory Inc.	172,760	11.75%
D.E. Shaw Laminar Portfolios, L.L.C.	196,225	13.34%
JPMorgan Chase & Co.	178,182	12.12%
Galisteo Investments C.V.	145,000	9.86%
Renaissance Technologies Corp. .	80,400	5.47%
Ordinary Shares:
Sofora Telecomunicaciones S.A	5,330,400	100%

(1)	The Series A and Series B Preferred Shares have limited voting rights. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares—Nortel’s Capital Stock—Voting Rights” for a description of the voting rights of the Series A Preferred Shares and Series B Preferred Shares. The Series A Preferred Shares, in general, have voting rights which are similar to those of the Series B Preferred Shares. However, the Series A shareholders currently have the right to appoint a member of the Nortel Board of Directors as a consequence of Nortel’s non-payment of the Base Dividend (as such term is defined in the terms of issuance of such Preferred Class A Shares) corresponding to the fiscal year ended December 31, 2001 and subsequent fiscal years. The Series B shareholders do not have such a right.
(2)	Share ownership information is based on the best information available to the Company. However, current holdings may be different.
(3)	Banco Santander Rio S.A., Buenos Aires is the record holder of all of the Series B Preferred Shares. Information presented relates to reported ownership by beneficial owners holding 5% or more of the Series B Preferred Shares.

As of May 31, 2007, there were approximately 29,409,100 Series B ADSs (representing 1,470,455 Series B Preferred shares, or 100% of all Series B Preferred shares outstanding) held in the United States. Since certain of these Series B ADSs are held by nominees, the number of beneficial owners may be greater or less than such estimate.

Shareholders’ Agreements

In December 2003, we were informed that a shareholders’ agreement came into effect between W de Argentina–Inversiones and Telecom Italia S.p.A. and Telecom Italia International, N.V., members of the Telecom Italia Group in order to regulate their relationship as shareholders of Sofora with respect to Nortel and Telecom.

In relation to Sofora, we were informed that W de Argentina–Inversiones S.L. will have the right to appoint three of the six directors of Sofora’s Board, while the Telecom Italia Group will appoint the remaining three directors. Decisions will be made by a majority of the members present at each meeting of Sofora’s Board.

With respect to Nortel, we were informed that both W de Argentina–Inversiones S.L. and the Telecom Italia Group will have the right to appoint two directors each out of the six directors on Nortel’s Board. W de Argentina–Inversiones S.L. and the Telecom Italia Group will jointly appoint a fifth independent director. The sixth director is appointed by the holders of preferred shares Classes “A” as long as they are entitled to do so. Resolutions of Nortel’s Board of Directors will be passed by majority vote from the members present at each meeting of Nortel’s Board.

We have been informed that the shareholders agreement regarding the Telecom Group’s Board of Directors provides that Telecom Italia Group shall nominate three directors, and W de Argentina–Inversiones S.L. shall nominate two directors.

In addition, we were informed that this shareholders agreement contemplates that meetings will occur between the Telecom Italia Group and W de Argentina–Inversiones in advance of stockholder meetings and Board meetings at which matters (1) will be submitted for a vote at a meeting of stockholders or (2) relate to the holders of Nortel’s Preferred Shares. The purpose of these prior meetings will be to define the manner in which the respective representatives of the Telecom Italia Group and W de Argentina–Inversiones S.L. will vote at these meetings. Two representatives of the Telecom Italia Group and one representative of W de Argentina–Inversiones S.L. will attend these prior meetings, at which decisions will be made by majority vote of those members present, except for certain matters for which W de Argentina–Inversiones S.L. will have the right to veto. These matters include:

(i)	the approval of any amendments to the bylaws,

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

Finally, with respect to Telecom’s financial budget, we were informed that the shareholders agreement anticipates the formation of an advisory committee comprised of two representatives of the Telecom Italia Group and two representatives of W de Argentina–Inversiones S.L.

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

Transactions with related parties of Sofora (including Telecom Italia and W de Argentina–Inversiones and/or their respective affiliates) resulted in expenses or purchases for us of approximately P$173 million for the year ended December 31, 2006. Of that amount, P$163 million was incurred with Telecom Italia and its affiliates for telecommunications services received by Telecom, international capacity hiring, purchases of equipment and materials and other services provided to Telecom, and P$10 million incurred with W de Argentina–Inversiones’ affiliates for insurance costs. See Note 7 to our Consolidated Financial Statements for more detail.

Among the above mentioned expenses incurred through transactions with related parties of Sofora were payments of P$4 million in fiscal year 2006 made to Etec S.A. for international outbound calls. Etec S.A., the monopoly provider of fixed line and wireless telecommunications services in Cuba, is an affiliate of the Telecom Italia Group. The Telecom Italia Group holds, through Telecom Italia International, N.V., a 27% interest in Etec S.A. The other shareholders in the company include the Cuban government which indirectly controls 73% of the company through four local shareholders. In addition to its shareholding in Etec S.A., Telecom Italia International is a party to a shareholders’ agreement pursuant to which it has the right to designate certain senior executive officers and a majority of the board of directors of Etec S.A. on alternate years, and has also agreed to provide certain technical assistance to Etec S.A. We do not believe that our affiliation with Etec S.A. is material to our results of operations or financial condition.

Transactions with related parties of Sofora resulted in income to Telecom Argentina of approximately P$23 million for the year ended December 31, 2006, corresponding to payments from Telecom Italia and its affiliates for telecommunications services provided by Telecom. See Note 7 to our Consolidated Financial Statements for more detail.

Telecom Argentina and Telecom Italia maintained a business management agreement through October 10, 2004 pursuant to which Telecom Italia provided professional services through highly qualified personnel. Both parties agreed to modify the economic terms of this agreement beginning in July 2003 to bring them in line with then-current market prices. When such economic terms were agreed upon, they were submitted for evaluation by two independent firms that found them to be “reasonable” and “in accordance with market practice in all material respects”.

Upon the expiration on the business management agreement, the parties entered into a new agreement that allowed the continued provision of professional services through highly qualified personnel maintaining the same terms and prices of the previous contract. The new agreement with Telecom Italia was entered into for a one-year period, beginning on October 11, 2004 and is automatically renewable for additional 12-month periods unless written notice is given by either party at least 30 days prior to the expiration of the current period.

This agreement was submitted for prior approval pursuant to the process established by Decree No. 677/01 for relevant contracts with related parties. As a consequence, the agreement was submitted for consideration by the Audit Committee, which unanimously determined that the terms of the agreement “could reasonably be considered to be in accordance with normal and habitual market practice”. Subsequently, the agreement was approved by the Board of Directors and notice was provided to the CNV and the markets. Under this agreement, Telecom Argentina incurred and paid to Telecom Italia P$4 million for the year ended December 31, 2006.

The following technical services agreements have been entered into by Telecom Argentina and Telecom Personal with Telecom Italia.

In 2005, Telecom Argentina entered into a technical services agreement that was submitted for evaluation by an independent firm that found it to be “reasonable” and “in accordance with market practice in all material respects”. Since Telecom Italia is a related party of Telecom Argentina, the 2005 agreement and an agreement containing similar terms entered into in 2006, were approved pursuant to the prior approval process described above. Both agreements were timely approved by Telecom Argentina’s Board of Directors. Under these agreements, Telecom Argentina incurred P$9 million for the year ended December 31, 2006 and P$7 million for the year ended December 31, 2005.

In 2007, Telecom Argentina and Telecom Italia entered into a new technical services agreement containing similar terms to those of the previous agreements that was also approved pursuant to the prior approval process described above.

In 2005, Telecom Personal entered into a technical services agreement with Telecom Italia Mobile S.p.A. (currently merged with Telecom Italia) and, in 2006, into a technical services agreement with Telecom Italia. As called for in the covenants assumed by Telecom Personal as part of its debt restructuring process and by the terms of its debt agreements, as the case may be, both the 2005 and 2006 technical services agreements were submitted for evaluation by an independent firm which concluded that these agreements were “reasonable” and “in accordance with market practice in all material respects” and were subsequently approved by Telecom Personal’s Board of Directors. Under these agreements, Telecom Personal incurred costs of P$3 million for the year ended December 31, 2006 and P$5 million for the year ended December 31, 2005.

Related party transactions among Telecom Argentina and its subsidiaries (Telecom Personal, Publicom and Telecom Argentina USA) resulted in income for Telecom Argentina of approximately:

•

P$396 million for the year ended December 31, 2006, resulting from income of (i) P$362 million from Telecom Personal for charges for network connectivity, traffic interchange costs, costs for billing and collecting services, and other charges for administrative services exchanged between the related parties, (ii) P$27 million from Telecom Argentina USA for lease of circuits and (iii) P$7 million from Publicom for costs for billing and collecting services and other charges for administrative services exchanged between the related parties.

Related party transactions among Telecom Argentina and its subsidiaries (Telecom Personal, Publicom and Telecom Argentina USA) resulted in expenses for Telecom Argentina of approximately:

•

P$28 million for the year ended December 31, 2006, resulting from expenses of (i) P$11 million to Telecom Personal for wireless traffic charge, (ii) P$14 million to Telecom Argentina USA for lease of circuits and (iii) P$3 million to Publicom for other services received by Telecom Argentina.

As of December 31, 2006, we had no loans outstanding to executive officers of Nortel and Telecom had no loans outstanding to executive officers of Telecom Argentina.

Interests of Experts and Counsel

Not applicable.

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

Telecom Argentina’s shareholders, at their meeting of April 27, 2006, approved the absorption of part of the accumulated deficit with Telecom Argentina’s legal reserve and part with its inflation adjustment of capital account. Following this action, Telecom’s accumulated deficit amounted to P$1,836 million and its legal reserve was fully depleted. As a result, pursuant the Argentine Companies Law, Telecom Argentina was not permitted to distribute any dividends for the year ended December 31, 2005. Similarly, Telecom Argentina’s shareholders, at their meeting of April 27, 2007, approved the transfer of the accumulated deficit at December 31, 2006, in its entirety, to the next fiscal year. Following this action, Telecom’s accumulated deficit amounted to P$1,592 million and no dividends were permitted for fiscal 2006. Until it absorbs the remaining accumulated deficit and fully reconstitutes its legal reserve to an amount of P$277 million, Telecom Argentina will be similarly prohibited from making any distributions. Due to these restrictions, and the terms of its notes, Telecom Argentina does not expect to pay dividends in the next year. Consequently, Nortel has not paid any dividends since May 2001.

Under the above-described restrictions, the legal ability of shareholders at any subsequent annual meeting of Telecom Argentina to vote to distribute dividends depends on: (i) the capacity of Telecom Argentina to absorb its accumulated deficit; (ii) the reconstitution of Telecom Argentina’s legal reserve that was used to partially absorb accumulated deficit (P$277 million absorbed on April 27, 2006); (iii) the existence of liquid and realized profits in excess of (i) and (ii) stated above; and (iv) satisfaction of the financial conditions necessary to distribute dividends without negatively affecting the interests of Telecom Argentina.

Significant Changes

No undisclosed significant changes have occurred since the date of the Consolidated Financial Statements.

ITEM 9.	THE OFFER AND LISTING

The capital stock of the Company is divided into three classes: Series A Preferred Shares, nominal value P$10.00 each, Series B Preferred Shares, nominal value P$10.00 each, and Ordinary Shares, nominal value P$10.00 each.

As of June 26, 2007, the number of shares authorized and outstanding was as follows:

Series A Preferred Shares	1,062,450
Series B Preferred Shares	1,470,455
Ordinary Shares	5,330,400

On June 24, 1997 Nortel established an American Depositary Receipt Facility pursuant to which 6,000,000 Series B ADSs, each representing 1/20th of a Series B Preferred Share of Nortel, were sold in an SEC-registered secondary public offering and listed on the New York Stock Exchange under the symbol “NTL”. The table below sets forth, for the periods indicated, the reported high and low sales price of the Series B ADSs on the New York Stock Exchange:

	Per Series B ADS
	High	Low
	(dollars)
Annual
2002	3.99	0.48
2003	6.93	1.30
2004	7.85	4.50
2005	12.20	6.50
2006	14.21	6.87
Quarterly
2004
First Quarter	7.10	4.60
Second Quarter	5.77	4.50
Third Quarter	7.85	5.62
Fourth Quarter	7.48	6.20
2005
First Quarter	12.20	6.50
Second Quarter	10.10	7.94
Third Quarter	10.50	9.45
Fourth Quarter	10.43	8.59
2006
First Quarter	10.00	8.85
Second Quarter	9.70	6.87
Third Quarter	8.93	7.61
Fourth Quarter	14.21	8.84
Monthly
2006
December	14.21	11.15
2007
January	15.72	13.30
February	15.80	13.52
March	15.05	12.52
April	16.25	14.50
May	22.98	16.15
June (through June 26)	28.05	22.95

On June 26, 2006, the reported last sale price of the Series B ADSs on the New York Stock Exchange was US$25.70.

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

On December 29, 1997, by Resolution No. 12.056 of the CNV, Nortel Inversora was admitted to the public offering regime in Argentina. On January 27, 1998, the Buenos Aires Stock Exchange authorized the listing of the

Series B Preferred Shares. Since their listing on the Buenos Aires Stock Exchange, the Series B Preferred Shares have been illiquid. See “Item 9—The Offer and Listing” in the Telecom Form 20-F for additional details on the Argentine Securities Market and the Buenos Aires Stock Exchange.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

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

Voting Rights

The holders of Series B Preferred Shares, or their proxies, shall be entitled to attend the Shareholder Meetings of Nortel but their attendance shall not be required to form a quorum and they shall have no voting rights, except: (i) if, after Nortel’s third full fiscal year in existence, dividends could be but have not been fully paid on the Series B Preferred Shares; (ii) if Nortel fails to comply with any of the covenants described below, including the covenant to ensure Telecom Argentina maintains a ratio, on a pro forma basis, of its total liabilities to net worth of not more than 1.75 to 1; or (iii) upon the occurrence of the events specified in Article 217 or Article 244, fourth paragraph, of the Corporations Law, including the voluntary delisting of securities, certain events of dissolution, change in corporate purpose or duration, transfer of corporate domicile outside of Argentina, repurchase of securities or merger in which Nortel is not the surviving corporation. In the event that the voting rights associated with the Series B Preferred Shares are triggered, each Series B Preferred shareholder will be entitled to exercise one vote per share and will vote together with the holders of Series A Preferred Shares (to the extent the Series A Preferred Shares are entitled to vote) and the common stock as one class, except as to matters related to the election of directors where, as set forth in Article 15 of Nortel’s bylaws, all the preferred shares of Nortel shall vote as a separate class and shall be entitled to elect one Acting and one Alternate director. The voting rights of the holders of Series B Preferred Shares will cease upon the full distribution by Nortel of all previously declared, accrued and unpaid dividends, plus any applicable interest thereon. Furthermore, in those cases where the granting of voting rights to the holders of Series B Preferred Shares would result in a violation of any commitment of Nortel under the Transfer Contract, or any other law or regulation applicable to the holding of a controlling interest by Nortel in Telecom, such voting rights may not be exercised until authorization has been obtained from the appropriate authority. As a result of Nortel’s violation in previous years of the covenant contained in the Series B and Series A Preferred Shares, which requires the ratio of Telecom Argentina’s total liabilities to shareholders’ equity to be less than 1.75, the Series B Preferred Shares acquired voting rights. As of December 31, 2006 such ratio no longer exceeded 1.75:1 and as a result Class B Preferred Shareholders will have no director voting rights in fiscal year 2007.

If and when applicable, the Series B Preferred Shares represented by Series B ADSs will be voted or caused to be voted by the Depositary in accordance with instructions of the holders of such Series B ADSs. In order for voting instructions to be valid, the Depositary must receive them on or before the date specified in the relevant notice. There is no guarantee that Series B ADS holders will receive voting materials in time to instruct the Depositary to vote.

The Series A Preferred Shares have limited voting rights that in general are similar to the Series B Preferred Shares. The voting rights of the Series A Preferred Shares are also triggered if Nortel fails to make the required dividend payments on the Series A Preferred Shares. As a result of Nortel’s failure to make the required dividend payments on the Series A Preferred Shares for the years ended December 31, 2006, 2005, 2004, 2003, 2002 and 2001 the Series A Preferred shareholders acquired voting rights to appoint a member of Nortel’s Board of Directors.

The Series A Shareholders present at Nortel’s annual shareholders meeting held on April 27, 2007 did not hold enough Series A shares to satisfy the quorum requirement for the appointment of said member of Nortel’s Board of Directors. Therefore, pursuant to certain regulations issued by the CNV, the appointment of Gustavo Sebastian Viramonte Olmos to Nortel’s Board of Directors was approved instead by the unanimous vote of all Nortel shareholders present at the general shareholders meeting, including all Series A shareholders.

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

At the annual shareholders’ meetings for the fiscal years ended December 31, 2006, 2005, 2004, 2003, 2002 and 2001, held on April 27, 2007, April 27, 2006, April 27, 2005, April 29, 2004, April 30, 2003 and April 24, 2002 respectively, Telecom’s shareholders announced that due to Telecom’s financial condition, results of operations and debt service obligations, no dividend payments would be made for the 2006, 2005, 2004, 2003, 2002 or 2001 fiscal years, respectively. Consequently, at Nortel’s annual shareholders’ meeting for the fiscal years ended December 31, 2006, 2005, 2004, 2003, 2002 and 2001 held on April 27, 2007, April 27, 2006, April 27, 2005, April 29, 2004, April 30, 2003 and April 25, 2002 respectively, Nortel’s shareholders’ announced that no dividends would be paid for the fiscal years ended December 31, 2006, 2005, 2004, 2003, 2002 or 2001 respectively.

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

In respect of any fiscal year, holders of Series B Preferred Shares are entitled to a dividend in an amount equal to 48.96% of the earnings of Nortel legally available for distribution remaining after providing for any dividend and redemption payments (whether scheduled or mandatory) in respect of Series A Preferred Shares. The failure to pay dividends in 2001, 2002, 2003, 2004, 2005 and 2006 did not trigger any voting rights with respect to the Series B Preferred Shares because there were no earnings of Nortel legally available for distribution. However, Nortel’s failure to cause Telecom Argentina to comply with the financial ratio covenant in the Series B Preferred Shares and Series A Preferred Shares did trigger the Series A and B Preferred Shares’ voting rights to appoint a member of Nortel’s Board of Directors. See “Voting Rights” above.

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

In some of these cases, a dissenting shareholder is entitled to appraisal rights. See “—Appraisal Rights” below.

Any resolution adopted by the shareholders at ordinary or extraordinary shareholders’ meetings that affects the rights of one particular class of stock must also be ratified by a special meeting of that class of shareholders governed by the rules for ordinary meetings.

Capital Increase and Reductions

Nortel may increase its capital upon authorization of the shareholders at an ordinary meeting. All capital increases must be registered with the CNV, published in the Official Gazette and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. A voluntary reduction of capital must be approved by an extraordinary meeting of the shareholders and may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or attachment. Under the Argentine Companies Law, reduction is mandatory when the accumulated deficit has exceeded reserves and at least 50% of the stated capital. The application of such rule was suspended until December 10, 2005 by various Decrees issued by the Executive Branch. Nevertheless, as of December 31, 2006 and as of March 31, 2007, Nortel’s accumulated deficit has not exceeded its reserves plus 50% of its stated capital.

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

Conflicts of Interest

A shareholder that votes on a business transaction in which its interest conflicts with that of Nortel may be liable for damages under Argentine law, but only if the transaction would not have been approved without its vote. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires”.

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

If new ordinary shares are issued by Nortel, each holder of Series B Preferred Shares shall have the opportunity to subscribe for such number of additional Series B Preferred Shares necessary to preserve such holder’s participation in the earnings of Nortel and the liquidation value of the Series B Preferred Shares held by such holder prior to the new issuance of ordinary shares. See “Item 3—Key Information—Risk Factors—Risks Relating to Nortel—Holders of Series B ADSs may not be able to exercise their preemptive rights should Nortel issue additional ordinary shares”.

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

(vi) not to permit Telecom Argentina to create, incur, assume, guarantee or otherwise become liable with respect to or responsible for the payment of, any indebtedness (not including accounts payable or other indebtedness to trade creditors in the ordinary course of business), if, as a result thereof, the ratio, on a pro forma basis, of the total liabilities of Telecom Argentina to its net worth would exceed 1.75 to 1;

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

Powers of the Directors

The bylaws of Nortel do not contain any provision regarding the ability to vote on a proposal, arrangement or contract where a director is an interested party. According to Argentine law, a director may sign with the Company contracts that are related to its activities as long as the conditions are on an arms’-length basis. If such contract does not meet such conditions, the agreement may only be entered into with a prior approval of the Board of Directors (with such director’s abstention) or, in absence of quorum, with the approval of the Supervisory Committee. Such transactions must be considered at the following shareholders’ meeting, and if shareholders at such meeting do not approve them, the Board of Directors or the Supervisory Committee (as the case may be) become jointly responsible for the damages caused to the Company. Argentine law also requires that if a director has a personal interest contrary to the Company’s, the director must disclose it to the Board of Directors and to the Supervisory Committee. The director must refrain from participating in any deliberations relating to the matter in which the director has an interest or risk becoming jointly and severally liable for all damages caused to the Company as a result of such conflict.

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

Section 15 of the bylaws of the Company establishes that the remuneration of the members of the Board of Directors is to be determined by the shareholders at their annual meeting. The Audit Committee is to issue a prior opinion on the reasonability of the proposed remuneration, that the Board of Directors submits for approval to the shareholders. Therefore, Directors do not have the ability to vote on compensation for themselves nor for any other director.

The bylaws of the Company do not contain any provision regarding the possibility of granting loans to members of the Board of Directors or Company executives.

The bylaws of the Company do not establish a maximum age to be member of the Board of Directors.

Neither the bylaws of the Company nor Argentine law require that members of the Board be shareholders.

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

Code of Business Conduct and Ethics

The Company has developed a Code of Business Conduct and Ethics which was approved by its Board of Directors on June 19, 2003 and amended on June 22, 2005. See Exhibits 11.1 and 11.2 of our Annual Report on Form 20-F for 2004 dated June 29, 2005.

Significant Differences between Nortel Inversora’s Corporate Governance Practices and US Companies’ Practices under New York Stock Exchange Sections

Nortel Inversora’s corporate governance practices are governed by the applicable Argentine law (particularly, the Argentine Companies Law, Decree N° 677/01 and the Standards of the CNV), as well as by its bylaws. Nortel Inversora has securities that are registered with the SEC and are listed on the New York Stock Exchange (the “NYSE”), and is therefore subject to corporate governance requirements applicable to NYSE-listed non-US companies.

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

Under Argentine law, the board is not required to consist of a majority of independent directors. Notwithstanding, when directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent. As of May 28, 2004, Argentine companies are required to have at least two independent directors to appoint to the Audit Committee. During fiscal year 2006, Nortel had three independent directors out of the six members of its board of directors, (including Ricardo Alberto Ferreiro, who is an independent director under SEC regulations but not under CNV regulations) as it will have through fiscal year 2007.

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

Audit Committee

Under NYSE Section 303A.06, listed companies must have an audit committee that complies with the standards set forth in Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”). Foreign private issuers must comply with Rule 10A-3 as of July 31, 2005. Pursuant to Decree Nº 677/01 and CNV Standards, Nortel has had its Audit Committee in place since May 10, 2004. The present members of the Audit Committee were appointed by the Board on April 27, 2007; all of them are independent according to the criteria set forth in Rule 10A-3 under the Exchange Act.

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

Disclosure of Corporate Governance Guidelines

NYSE Section 303A.09 provides that companies must adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and include such information on the company’s website, which should also include the charters of the Audit Committee, the Nominating Committee and the Compensation Committee. Decree N° 677/01 requires additional information that companies must include in their Annual Reports, including information relating to the decision-making organization (corporate governance), the company’s internal controls system, norms for director and manager compensation, stock-options, and any other compensation system applicable to board members and managers. Decree N° 677/01 does not address the remaining issues included in NYSE Section 303A.09. However, all relevant information sent by the company to the CNV is forwarded to the CNV through the CNV’s Financial Reporting Highway and may be viewed on the website of CNV (www.cnv.gov.ar). The Annual report and Financial Statements can be accessed at the Company’s website located at www.nortelsa.com.ar or http://contenidos.arnet.com.ar/nortel/index.htm. The contents of the website are not part of this Annual Report.

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

Nortel believes that its Code complies with the NYSE requirements. Nortel’s Code was filed as Exhibit 11.1 to its Annual Report on Form 20-F for the year ended December 31, 2004 on June 29, 2005.

The Code of Business Conduct and Ethics of Nortel provides that any waiver of the fulfillment thereof granted to a director, member of the supervisory committee or member of the management may only be granted by the Audit Committee or by the Board of Directors and such waivers shall be reported to control bodies. As of December 31, 2006 no waiver had been applied for or granted.

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

Tax on Personal Property

Pursuant to the Argentine Personal Assets Tax Law (the “Tax Law”), the following persons are subject to an annual tax on certain assets, which is levied at a rate of 0.50% or 0.75% taking into consideration whether the value of such assets as of December 31 of each year is equal to or higher than P$200,000, respectively (the “Personal Assets Tax”): (i) individuals domiciled in Argentina for assets located in Argentina and abroad and (ii) individuals domiciled outside of Argentina for assets located in Argentina. For purposes of the Tax Law, the Series B ADSs (held in book entry form or evidenced by ADRs), the Series B Preferred Shares, the Series A Preferred Shares and Ordinary Shares will be considered as assets located in Argentina. For individuals domiciled in Argentina, a minimum exemption of P$102,300 applies.

Although the Tax Law does not explicitly apply to individuals or entities domiciled outside Argentina, pursuant to Argentine Law 25,585 passed by the Argentine Congress and published in the Official Gazette on May 15, 2002, shares of stock corporations, such as the Series B ADSs (held in book entry form or evidenced by ADRs), Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares, or other equity interests in companies regulated by the Argentine Companies Law 19,550, as amended, and whose holders are individuals and/or undivided estates domiciled in Argentina or in a foreign country, and/or companies and/or any other legal entity domiciled in a foreign country, shall be subject to the Personal Assets Tax . Such tax shall be assessed on and paid by the corresponding Argentine company issuer of the shares, such as Nortel.

The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity as stated in the most recent balance sheet of the company as of December 31, 2006. The minimum exemption of P$102,300 shall not be applicable. The tax so paid shall be considered as a definite payment.

The abovementioned rules include an irrebuttable presumption that shares of stock corporations, such as the Series B ADSs (held in book entry form or evidenced by ADRs), Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares, and other equity interests of companies regulated by Argentine Companies Law 19,550, as amended, whose holders are companies, any other legal entities, enterprises, permanent establishments, trusts, and exploitations, domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

Nortel is required to pay this tax on behalf of the holders of its Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares. Nortel has the right to obtain reimbursement of the amounts paid from its shareholders even if this requires holding and/or foreclosing the property on which the tax is due.

The amendment set forth by Law 25,585 applies as of December 31, 2002. Furthermore, Law 25,585 has been regulated by the AFIP through General Resolution 1497/03, published in the Official Gazette on May 5, 2003, which establishes that for the fiscal year ended December 31, 2002, the companies in charge of the payment of this tax with a net worth of P$300,000 or more (such as Nortel) shall determine and pay the tax by May of each year.

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

On November 4, 2003, July 30, 2004, October 26, 2005 and April 30, 2007, Nortel requested from its holders as of December 31, 2002, 2003, 2004, 2005 and 2006 of Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares reimbursement of the Personal Assets Tax. As of the date hereof, holders of Ordinary Shares had reimbursed Nortel approximately US$92,600 and holders of Series B ADSs, Series B Preferred Shares, and Series A Preferred Shares had reimbursed Nortel approximately US$73,518. Nortel expects that a substantial portion of the remaining tax amount that is not reimbursed will result in an additional expense for Nortel. As of December 31, 2006, Nortel recorded a provision of P$5.6 million for the credit of the accounts paid by the Company for this tax.

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

United States Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax consequences of the ownership and disposition of Series B ADSs or Series B Preferred Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities. This summary applies only to persons that hold Series B ADSs or Series B Preferred Shares as capital assets for U.S. federal income tax purposes and does not address the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as:

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

Taxation of Distributions

Subject to the passive foreign investment company rules discussed below, to the extent paid out of current or accumulated earnings and profits of Nortel (as determined in accordance with U.S. federal income tax principles), distributions made with respect to Series B ADSs or Series B Preferred Shares will be included in the income of a U.S. Holder as ordinary dividend income. Since we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, distributions will generally be reported to U.S. holders as dividends. Subject to applicable limitations, and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, dividends paid to noncorporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15% if the dividends represent “qualified dividend income”. “Qualified dividend income” means dividends received from qualified foreign corporations, and a foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock which is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their particular circumstances. The amount of this dividend will include any amounts withheld by us or our paying agent in respect of Argentine taxes. Dividends will be treated as foreign source dividend income to you and will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code. The amount of the distribution will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of Series B ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars. If the distribution is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source income or loss.

Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine taxes withheld from dividends on ADSs or Series B Preferred shares will be creditable against a U.S. holder’s U.S. federal income tax liability. However, amounts paid on account of the Personal Assets Tax will not be eligible for credit against a U.S. Holder’s federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and U.S. holders should consult their own tax advisors regarding the availability of foreign tax credit in their particular circumstances. Instead of claiming a credit, U.S. holders may elect to deduct otherwise creditable Argentine taxes in computing their taxable income, subject to generally applicable limitations under U.S. tax law.

Sale, Exchange and Other Disposition of Series B ADSs or Series B Preferred Shares

Subject to the passive foreign investment company rules discussed below, gain or loss realized by a U.S. Holder on the sale, exchange and other disposition of Series B ADSs or Series B Preferred Shares will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if you held the ADSs or class B shares for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the Series B ADSs or Series B Preferred Shares and the amount realized on the disposition. Gain or loss, if any, will be U.S. source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the U.S. federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and capital losses, the deductibility of which is subject to limitations.

Deposits and withdrawals of Series B Preferred Shares in exchange for Series B ADSs will not result in taxable gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company rules

Nortel believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year 2006, and does not expect to be considered a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that Nortel will not be considered a PFIC for any taxable year. If Nortel were treated as a PFIC for any taxable year during which a U.S. Holder held a Series B ADS or a Series B Preferred Share, certain adverse consequences could apply to the U.S. Holder.

If Nortel is treated as a PFIC for any taxable year, gain recognized by such U.S. Holder on a sale or other disposition of the Series B ADS or Series B Preferred Share would be allocated ratably over the U.S. Holder’s holding period for the Series B ADS or Series B Preferred Share sold, exchanged or disposed. The amounts allocated to the taxable year of the sale or other exchange and to any year before Nortel became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of Series B ADSs or Series B Preferred Shares in excess of 125 percent of the average of the annual distributions on Series B ADSs or Series B Preferred Shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

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

Nortel is exposed to interest rate risk relating to the Series A Preferred Shares. Nortel is also exposed to market risk related to Telecom. As of December 31, 2006 Nortel was not party to any derivative financial instruments.

Market Risk Associated with Series A Preferred Shares. As a result of Telecom’s decision not to pay dividends in respect of the 2002, 2003, 2004, 2005 and 2006 fiscal years, Nortel did not make the required amortization payments on the Series A Preferred Shares in 2002, 2003, 2004, 2005 and 2006.

Pursuant to Decree No. 214/02, the amounts payable on the Series A Preferred Shares is adjusted by CER to reflect inflation. The unpaid dividends and outstanding redemption payments on the Series A Preferred Shares have been “pesified” at the exchange rate of P$1.00=US$1.00. Decree 214/02 provides that payment obligations that were converted into pesos will be adjusted to reflect inflation by applying a reference stabilization rate, referred to as CER. This rate, which is designed to reflect the evolution of the consumer price index published by the Argentine INDEC, is published monthly by the Argentine Central Bank. For the twelve months ended December 31, 2006 the impact of the CER adjustment was P$79 million. See Note 9 to our consolidated financial statements included in Item 18 of this Annual Report.

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

On August 31, 2005 Telecom Argentina successfully completed the restructuring of its outstanding financial indebtedness on a stand-alone basis by issuing debt with new payment terms and by paying cash consideration and making partial cash interest payments. Telecom Argentina’s subsidiaries, Telecom Personal and Núcleo, successfully completed the restructuring of their respective debt obligations in 2004 and in 2005, Telecom Personal refinanced its outstanding debt. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

None of Telecom Argentina, Telecom Personal nor Núcleo are currently in default on any outstanding indebtedness.

At Telecom Argentina’s annual shareholders’ meetings for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 held on April 27, 2007, April 27, 2006, April 27, 2005, April 29, 2004, and April 30, 2003, respectively, the shareholders decided that because of Telecom Argentina’s financial condition, results of operations and debt service obligations, Telecom Argentina would not pay dividends for the years ended December 31, 2006, December 31, 2005, December 31, 2004, December 31, 2003, and December 31, 2002 respectively. See “Item 8—Financial Information—Dividend Policy”. Consequently, at Nortel’s annual shareholder meetings for the years ended December 31, 2006, 2005, 2004 2003 and 2002 held on April 27, 2007, April 27, 2006, April 27, 2005, April 29, 2004, and April 29, 2003 respectively, Nortel’s shareholders decided that the P$19 million, in dividend payments required to be paid to the Series A Preferred Shareholders for each year would not be paid and the P$55 million of required Series A amortization would not occur in both cases, due to the lack of liquid and realized profits and/or distributable reserves. As of the date of this Annual Report, the total amount accrued but unpaid to the holders of the Series A Preferred Shares in respect of dividend and amortization payments is approximately P$862 million. Nortel’s failure to pay the Series A dividend due to the lack of liquid and realized profits and/or distributable reserves gave the holders of the Series A Preferred Shares the right to exercise their voting rights and appoint a member of Nortel’s board of directors.

The non-payment of the Series A dividend triggered the right of the holders of Series A Preferred Shares to exercise their voting rights and to appoint a member of Nortel’s board of directors. However, the Series A shareholders present at Nortel’s annual shareholders meeting held on April 27, 2007, did not hold enough Series A shares to satisfy the quorum requirement for the appointment of said member of Nortel’s board of directors. Therefore, pursuant to certain regulations issued by the CNV, the appointment of Gustavo Sebastian Viramonte Olmos to Nortel’s board of directors was approved instead by the unanimous vote of all Nortel shareholders present at the general shareholders meeting, including all Series A shareholders in attendance.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable with respect to Nortel. The information contained under “Item 14—Material Modifications to the Rights of Security Holders and Use of Proceeds” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated by reference to this Item 14. See Exhibit 15(b).

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company’s General Manager and Sole Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2006 (the “Evaluation Date”), has concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures, as they relate to the recording, processing and summarizing of information required to be disclosed by the Company, were effective. However, in 2006, due to a clerical error, certain information publicly disclosed in Argentina was not furnished to the SEC promptly thereafter. As such, management determined that additional procedures relating to reporting of information should be implemented to ensure effectiveness. Additional procedures have been implemented and, the Company’s General Manager and Sole Officer has concluded that, as of the date hereof, the Company’s disclosure controls and procedures are effective in all respects.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Nortel’s Audit Committee has at least one audit committee financial expert, Mr. Ricardo Alberto Ferreiro, who is a lawyer. From 1970 to 1979, Mr. Ferreiro worked in the Financial Management office of the Banco Central de la República Argentina at the Mercado de Valores Departament (Stock Market Department). From 1976 to 1979, he worked on the study and analysis of the stock market. From 1979 to 1980, he worked at the Public Finance Department. From 1980 to 1989, he worked in the Management of Liquidations and Interventions of Financial Entities. From 1990 to 1994, Mr. Ferreiro was a Counselor of the President of the Banco Central de la Republic Argentina. From 1994 to 1999, he was Statutory Auditor in the Banco Central de la República Argentina. From 1999 to 2002, Mr. Ferreiro was Director of Caja de Ahorro y Seguro (holding), Director of Caja de Seguros S.A. and Director of Caja de Seguros de Vida S.A. From 2002 to 2003, he was Director of the Banco Central de la República Argentina. Since 2003, Mr. Ferreiro has been Director of Nortel S.A. and Director of Microsistemas S.A. Based on Mr. Ferreiro’s professional background and training, Nortel has determined that he meets the requirements for an audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

The Board of Directors of Nortel has approved a Code of Business Conduct and Ethics which applies to directors, members of the Supervisory Committee, officers and employees of Nortel. This Code was modified by the Board of Directors on June 21, 2005. No waivers, express or implicit, have been granted to any senior officer or member of the Board of Directors of the Company with respect to any provision of the Code. See Exhibits 11.1 and 11.2 to Nortel’s Annual Report on Form 20-F for the year ended 2004.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees billed by our principal accountants (in millions of pesos) for the years ended December 31, 2006, and 2005.

Services Rendered	2006	2005	Total
	(P$ millions)
Audit Fees (1)	5.3	3.0	8.3
Audit-Related Fees	0.6	0.3	0.9
Tax Fees	0.2	0.2	0.4
All Other Fees	—	—	—

Total	6.1	3.5	9.6

(1)	Includes fees related to the audit of the Consolidated Financial Statements as of December 31, 2006 and 2005, limited reviews of interim financial statements presented during 2006 and 2005, SEC filing reviews and other attestation services. As of December 31, 2006, includes approximately P$2.2 million related to the Sarbanes-Oxley Section 404 certification fee of Telecom Argentina.

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

Neither Nortel, nor to Nortel’s knowledge, any “affiliated purchaser” (as defined in Rule 10b-18(a)(3)) repurchased any of Nortel’s Preferred B Shares (including American Depositary Shares, or American Depositary Receipts evidencing such shares) during fiscal year 2006.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-67.

The following financial statements are filed as part of this Form 20-F:

Nortel Inversora SA:

ITEM 19.	EXHIBITS

Exhibits
1.1	Estatutos (Restated bylaws) of Nortel which include its corporate charter (English translation) (incorporated by reference to Nortel’s Annual Report on Form 20-F for 2003).

2(a).1	Terms of Issuance of the Series B Preferred Shares, together with an English translation (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).

2(a).2	Form of Deposit Agreement (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).

2(b).1	Acuerdo Preventivo Extrajudicial Agreement dated as of August 23, 2004 (incorporated by reference to Telecom’s annual report on Form 20-F/A for 2004 dated June 30, 2005).

2(b).2	Indenture dated August 31, 2005 between Telecom Argentina S.A. as Issuer and The Bank of New York as Trustee, Registrar, Paying Agent and Transfer Agent (incorporated by reference to Telecom’s report on Form 6-K dated January 27, 2006).

2(b).3	First Supplemental Indenture, dated as of March 27, 2006, between Telecom Argentina S.A. as Issuer and The Bank of New York as Trustee, Registrar, Paying Agent and Transfer Agent for Series A Notes due 2014 and Series B Notes due 2011 (incorporated by reference to Telecom’s report on Form 6-K dated April 12, 2006).

2(b).4	Indenture dated December 22, 2005 between Telecom Personal S.A. as Issuer, JPMorgan Chase Bank, N.A. as Trustee, Co-Registrar, New York Paying Agent and New York Transfer Agent, JPMorgan Bank Luxembourg S.A. as Luxembourg Paying Agent and Transfer Agent, Banco Río de la Plata S.A., as Argentina Paying Agent and Transfer Agent and Registrar and JPMorgan Chase Bank N.A., Sucursal Buenos Aires, as Trustee’s Representative*

8.1	List of subsidiaries (incorporated by reference to Telecom Argentina S.A.’s Annual Report filed on Form 20-F for 2006).

11.1	Code of Business Conduct and Ethics of Nortel (incorporated by reference to Nortel’s annual report on Form 20-F for 2004 dated June 29, 2005).

11.2	Code of Business Conduct and Ethics of Nortel (English translation)(incorporated by reference to Nortel’s annual report on Form 20-F for 2004 dated June 29, 2005).

12.1	Certification of the General Manager and Sole Officer of Nortel Inversora S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

13(a)	Certification of the General Manager and Sole Officer of Nortel Inversora S.A. pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15(a)	Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina–Inversiones S.L., dated September 9, 2003 (incorporated by reference to Exhibit 4.3 to Nortel’s Annual Report on Form 20-F for 2003).

15(b)	Annual Report on Form 20-F, dated June 22, 2007, for the year ended December 31, 2006, of Telecom Argentina S.A. filed by Telecom (No. 1-13464).

*	Pursuant to Instruction 1(b)(i) to Item 19 of Form 20-F, we undertake to furnish this document upon request of the Commission.
**	Our General Manager and Sole Officer acts as both the principal executive officer and principal financial officer.

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

Dated: June 28, 2007

Consolidated Financial Statements as of December 31, 2006 and December 31, 2005 and for the years ended December 31, 2006, 2005 and 2004

$ : Argentine peso

US$ : US dollar

$3.062 = US$1 as of December 31, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nortel Inversora S.A.

1.	We have audited the accompanying consolidated balance sheets of Nortel Inversora S.A. and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	As indicated in Note 3.c), effective March 1, 2003, the Company has discontinued the restatement of the financial statements into constant currency, as required by a resolution issued by the Comisión Nacional de Valores (CNV). Since generally accepted accounting principles in Argentina require companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles in Argentina. This effect is no longer material to the consolidated financial statements of the Company as of December 31, 2006 and 2005 and for the years then ended.

4.	In our opinion, except for the effects on the 2004 financial statements for not adjusting for the effects of inflation as described in the preceding paragraph, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Argentina.

5.	Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP) and as allowed by Item 18 to Form 20-F regarding the application of accounting for the effects of inflation. Information relating to the nature and effect of such differences is presented in Note 14 to the consolidated financial statements. The effect of not accounting for the effects of inflation through September 30, 2003 is material to the information presented for all periods under US GAAP.

Buenos Aires, Argentina

March 8, 2007 (except as to

Note 14 to the consolidated

financial statements, for which the

date is June 22, 2007).

PRICE WATERHOUSE & CO. S.R.L.

By	/s/ Juan C. Grassi (Partner)
Juan C. Grassi

Consolidated Balance Sheets as of December 31, 2006 and 2005

(In millions of Argentine pesos - see Note 3.c)

	As of December 31, 2006	As of December 31, 2005
ASSETS
Current Assets
Cash and banks	$31	$46
Investments, net	635	604
Accounts receivable, net	783	705
Other receivables, net	128	86
Inventories, net	176	104
Other assets, net	18	5

Total current assets	1,771	1,550

Non-Current Assets
Other receivables, net	413	269
Investments	1	2
Fixed assets, net	5,741	5,959
Intangible assets, net	783	764
Other assets, net	10	21

Total non-current assets	6,948	7,015

TOTAL ASSETS	$8,719	$8,565

LIABILITIES
Current Liabilities
Accounts payable	$1,494	$834
Debt	1,395	905
Salaries and social security payable	132	104
Taxes payable	231	224
Other liabilities	36	31
Contingencies	87	110

Total current liabilities	3,375	2,208

Non-Current Liabilities
Debt	2,703	3,996
Salaries and social security payable	32	30
Taxes payable	63	92
Other liabilities	102	78
Contingencies	241	247

Total non-current liabilities	3,141	4,443

TOTAL LIABILITIES	$6,516	$6,651

Minority interest	1,036	886
SHAREHOLDERS’ EQUITY	$1,167	$1,028

TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	$8,719	$8,565

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004

(In millions of Argentine pesos, except per share data in Argentine pesos -see Note 3.c)

	For the years ended December 31,
	2006	2005	2004
Net sales	$7,437	$5,718	$4,494
Cost of services	(4,510)	(3,704)	(2,968)

Gross profit	2,927	2,014	1,526
General and administrative expenses	(274)	(243)	(232)
Selling expenses	(1,743)	(1,269)	(897)

Operating income	910	502	397
Gain (loss) on equity investees	5	7	(2)
Financial results, net	(482)	(306)	(1,172)
Other expenses, net	(188)	(166)	(71)
Gain on debt restructuring	—	1,424	209

Net income (loss) before income tax and minority interest	245	1,461	(639)
Income tax, benefit (expense) net	17	(122)	(27)
Minority interest	(133)	(612)	305

Net income (loss)	$129	$727	$(361)

Net income (loss) per ordinary share	8.91	66.49	(37.37)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2006, 2005 and 2004

(In millions of Argentine pesos - see Note 3.c)

Concept	Shareholders’ contributions					Unappropriated earnings				Total Shareholders’ equity
	Capital Stock		Inflation adjustment to capital stock	Share issue premiums (1)	Total	Legal reserve	Foreign currency translation adjustments	Accumulated deficit	Total
	Common stock	Preferred shares
Balances as of January 1, 2004	$53	25	125	896	1,099	162	12	(616)	(442)	$657

Foreign currency translation adjustments	—	—	—	—	—	—	1	—	1	1
Net income for the year	—	—	—	—	—	—	—	(361)	(361)	(361)

Balances as of December 31, 2004	$53	25	125	896	1,099	162	13	(977)	(802)	$297
Foreign currency translation adjustments	—	—	—	—	—	—	4	—	4	4
Net income for the year	—	—	—	—	—	—	—	727	727	727

Balances as of December 31, 2005	$53	25	125	896	1,099	162	17	(250)	(71)	$1,028
Foreign currency translation adjustments	—	—	—	—	—	—	10	—	10	10
Net income for the year	—	—	—	—	—	—	—	129	129	129

Balances as of December 31, 2006	$53	25	125	896	1,099	162	27	(121)	68	$1,167

(1)	Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004

(In millions of Argentine pesos - see Note 3.c)

	For the years ended December 31,
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the year	$129	$727	$(361)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	106	57	63
Depreciation of fixed assets	1,342	1,454	1,552
Amortization of intangible assets	50	44	94
(Gain) loss on equity investees	(5)	(7)	2
Consumption of materials	66	58	54
(Gain) loss on sale/disposal of fixed assets	(7)	11	4
Provision for lawsuits and contingencies	154	174	49
Holdings loss on inventories	5	14	6
Interest and other financial losses on loans	575	70	1,406
Other income, net	—	—	(7)
Gain on debt restructuring	—	(1,424)	(209)
Income tax	(38)	111	27
Minority interest	133	612	(305)
Net increase in assets	(306)	(166)	(199)
Net increase in liabilities	192	230	20

Total cash flows provided by operating activities	2,396	1,965	2,196

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(825)	(548)	(461)
Intangible asset acquisitions	(41)	(33)	(12)
Proceeds for the sale of fixed assets	17	—	—
Decrease (increase) in investments not considered as cash and cash equivalents	45	668	(378)

Total cash flows (used in) provided by investing activities	(804)	87	(851)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	36	1,236	—
Payment of debt	(1,111)	(4,684)	(471)
Payment of interest and debt-related expenses	(457)	(944)	(154)
Payment of liquidating dividend of Nucleo	(4)	—	—

Total cash flows used in financing activities	(1,536)	(4,392)	(625)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	56	(2,340)	720
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	610	2,950	2,230

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$666	$610	$2,950

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

b) Telecom Argentina and together with its subsidiaries, (the “Telecom Group”) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in Telecom Argentina’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of Telecom Argentina, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of Telecom Argentina to Telecom Argentina S.A. Accordingly, Telecom Argentina amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Telecom Group provides fixed-line public telecommunication services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Telecom Group also provides wireless telecommunication services in Argentina and Paraguay.

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

In this context, the SC provided for a transition period, which ended on October 10, 1999. As from such date, the Telecom Group began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

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

(b) Licenses granted as of December 31, 2006

As of December 31, 2006, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of December 31, 2006, Telecom Argentina’s subsidiaries have been granted the following licenses:

•

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

•	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services and Internet access in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	the interruption of all or a substantial portion of service;

•	the serious non-performance of material obligations;

•	the modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

•	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

•

the reduction of the Company’s interest in Telecom Argentina to less than 51%, or the reduction of the Company’s original shareholders’ interest in the Company to less than 51%, in either case without prior approval of the regulatory authorities;

•	the assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the regulatory authority; and Telecom Argentina’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

•	any encumbrance of the license;

•	the voluntary insolvency proceedings or bankruptcy of Personal and,

•	the liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Nucleo’s licenses are revocable mainly in the case of:

•	interruption of services;

•	the bankruptcy of Nucleo and,

•	non-compliance with certain obligations.

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

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

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

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2007.

In May 2004, Telecom Argentina signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which Telecom Argentina committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom Argentina expected to have concluded before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though Telecom Argentina fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the tariffs at the date set in the LOU.

2. Regulatory framework of the Telecom Group (continued)

(d) New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new Letter of Understanding (the “Letter”) with the UNIREN. Once the procedures set forth in the current regulations are fulfilled, the Letter will constitute the necessary precedent for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones (the Minute of Agreement of the Renegotiation) approved by Decree No. 2,332/90, as stated in Section 9 of Public Emergency Law.

The main terms and conditions of the Letter include:

•

The CNC and UNIREN determined that Telecom Argentina satisfactorily complied with the majority of the obligations required by the Transfer Agreement and the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006. The Regulatory Authority is currently analyzing these matters and their resolutions will be gradually known;

•	Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality objectives;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the current regulatory framework;

•

The Argentine Government’s commitment to consolidate an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that may take part in the process;

•

Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and proceedings filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other jurisdiction, on the grounds of any act or measure taken after the enactment of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect as from the 30th day of the conclusion of the public hearing to be held to debate the Letter. Once the Minute of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded. At the date of issuance of these financial statements, both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L. have fulfilled this commitment;

•	The ending termination charge of international incoming calls to a local area will be increased to be equivalent to international standards, which is at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was debated in a public hearing aimed at obtaining the necessary consensus for the final signing of the Minute of Agreement of the Renegotiation. The Minute of Agreement of Renegotiation will be effective once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve the Minute.

At the date of issuance of these financial statements, Telecom Argentina is expecting the fulfillment of the necessary steps for the signing of the Minutes of Agreement of the Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of Telecom Argentina’s management that the renegotiation agreement process will be successfully completed.

(e) Universal Service (“SU”) Regulation

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

2. Regulatory framework of the Telecom Group (continued)

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance -in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network-, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that efforts should be made in the short term to go on with the initial programs, independently from the HCPM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After more than seven years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU – and after six years from the coming into effect of its amendments-, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU, which supplies they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund. In relation to the abovementioned, Telecom decided not to record in its financial statements the net receivable it shall be entitled to when the SU fund guidelines are issued.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of December 31, 2006, this provision amounts to $95.

As from January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.

SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.

As a consequence, the CNC requested that Personal:

a)	discontinue billing SU amounts to customers;

b)	reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers);

c)	clearly identify the reimbursed amounts in the invoices; and

d)	file certain information to the regulatory authority for the verification of the reimbursements.

Although the SC resolutions were appealed, management decided to reimburse the SU amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal reimbursed the SU amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit.

During the first quarter of 2006, Personal fully reimbursed its active post-paid customers all previously billed SU amounts plus interest (amounting to $15). In addition, as from May 2006, Personal has reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to $4) and still remains pending an amount of $6 that is available for collecting.

In December 2006, the CNC issued a preliminary report on the verification and control of the SU reimbursement, which stated that Personal fulfilled the reimbursement of the amounts including interest. However, the CNC is analyzing if the interest rate applied is that required by the CNC. As of the date of these financial statements, Personal has not received any claim on this matter. If any, Personal’s management together with its legal counsel believes that it has solid legal grounds to justify the interest rate applied.

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

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

•	Recently issued accounting pronouncements

On December 29, 2005 and January 26, 2006, the CNV approved, with certain amendments, Resolution CD No. 93/05 issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), which established new accounting and disclosure standards under Argentine GAAP. These standards are effective for the Company as from January 1, 2006. Following is a brief summary of the most significant provisions of the new accounting pronouncements which affect the Company:

“Impairment of Long-lived Assets”

In August 2005, the CPCECABA issued Resolution CD No. 93/05 which introduces certain amendments to the calculation of the impairment of long-lived assets. Under the old accounting standard, the Telecom Group periodically evaluated the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset was considered impaired by the Telecom Group when the expected cash flows, undiscounted and without interest, from such asset were separately identifiable and less than its carrying value. In that event, a loss was recognized based on the amount by which the carrying value exceeded the fair market value of the long-lived asset. Fair market value was determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Under the new accounting standard, the carrying value of a long-lived asset will be considered impaired when the expected discounted cash flows from such asset are less than its carrying value. The adoption of this standard did not have an impact in its long-lived assets valuation.

“Disclosure of Foreign Currency Translation Adjustments”

In August 2005, the CPCECABA issued Resolution CD No. 93/05 which required disclosure of the adjustments resulting from foreign currency translation as a component of equity. Under the old accounting standard, foreign currency translation adjustments were accumulated and reported as a separate line item between the liability and equity sections of the balance sheet. Foreign currency translation adjustments amounted to $31 as of December 31, 2005. As required by Argentine GAAP, prior year balances have been reclassified to conform with this new criteria.

In December 2006, the CNV approved RT 23 of the CPCECABA, “Accounting for post-employment and other long-term employee benefits”. This standard will be effective for the Telecom Group as from January 1, 2008. The management of the Telecom Group is evaluating the impact of the adoption of this new accounting standard.

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

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 13 for a description of certain condensed unconsolidated information).

The Company owns 54.74% of the capital stock and voting rights of Telecom Argentina.

A description of Telecom Argentina’s subsidiaries with their respective percentage of capital stock owned by Telecom Argentina is presented as follows:

3. Preparation of financial statements (continued)

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of December 31, 2006 (i)
Voice, data and Internet	Telecom Argentina USA	100.00%
	Micro Sistemas (ii)	99.99%

Wireless	Personal	99.99%
	Nucleo	67.50%

Directories publishing	Publicom S.A. (“Publicom”)	99.99%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity at December 31, 2006.

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

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law, the CPCECABA, approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

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

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the year ended December 31, 2006, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As restated through September 30, 2003 (*) (I)	As reported (**) (II)	Effect (I) – (II)
Total assets	8,635	8,719	(84)
Total liabilities	6,486	6,516	(30)
Minority interest	1,011	1,036	(25)
Shareholders’ equity	1,138	1,167	(29)

Net income	132	129	3

(*)	As required by Argentine GAAP.
(**)	As required by CNV resolution.

3. Preparation of financial statements (continued)

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

(e) Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

(f) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

(g) Concentration of credit risk

The Company’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Telecom Group’s customers include numerous corporations. The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,750,000 (unaudited) at December 31, 2006, 3,625,000 (unaudited) at December 31, 2005 and 3,484,000 (unaudited) at December 31, 2004 and wireless customer lines, excluding prepaid lines (Argentina and Paraguay combined) were 3,032,000 (unaudited) at December 31, 2006, 2,233,000 (unaudited) at December 31, 2005 and 1,099,000 (unaudited) at December 31, 2004.

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

Additionally, the Company informs the reconciliation between the net income (loss) in the statements of income and the net income (loss) used to calculate the earning per ordinary share:

	Years ended December 31,
	2006	2005	2004
Net income (loss) in the statements of income	$129	$727	$(361)
Less:
Results corresponding to Class “A” and Class “B” preferred shares	(81.5)	(372.6)	161.8

Total results used to calculate earning per ordinary share.	$47.5	$354.4	$(199.2)

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using year-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate line item in the equity section (see Note 3.a).

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

Interconnection charges represent amounts received by the Telecom Group from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Telecom Group’s network. Revenue is recognized as services are provided.

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

4. Summary of significant accounting policies (continued)

- Data transmission and Internet services:

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services

The Telecom Group provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

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

Directory publishing

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Company’s contractual obligation to customers.

Revenues related to Internet advertising are recognized at the time the advertisement is available on the Internet network.

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 28, 2003.

The net carrying value of these capitalized costs was $210 as of December 31, 2006 and $314 as of December 31, 2005 and will be fully amortized through December 31, 2008.

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

4. Summary of significant accounting policies (continued)

As mentioned in Note 3.g, the Telecom Group provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at year end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and minimum presumed income tax credits are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences. Additional information on the impact of this treatment in the Company’s financial position is given in Note 10.

(h) Investments

Time deposits are valued at their cost plus accrued interest at year end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

The 2003 Telecommunications Fund is recorded at the lower of cost or net realizable value.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the management of Personal and Nucleo decide to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation as mentioned in Note 3.c. which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost and deferred until the related directories are distributed.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation as mentioned in Note 3.c.

As of the date of these financial statements, Telecom Argentina has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.6% of the total transferred buildings, representing $13 of net carrying value as of December 31, 2006. Nevertheless, Telecom Argentina is in complete possession of these fixed assets and operates them normally.

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

4. Summary of significant accounting policies (continued)

The Telecom Group capitalizes interest on long-term construction projects. Interest capitalized was $14, $6 and $5 for the years ended December 31, 2006, 2005 and 2004, respectively.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	20
Buildings	11-50
Tower and pole	12-20
Transmission equipment	7-9
Wireless network access	7-9
Switching equipment	7-9
Power equipment	10
External wiring	17
Telephony equipment and instruments	6-9
Installations	4-12
Computer equipment	5-6

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

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

(l) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation as mentioned in Note 3.c.

Intangible assets comprise the following:

- Software obtained or developed for internal use

The Telecom Group has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 6.5 years.

- Debt issue costs

Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

- PCS license

The Telecom Group adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Telecom Group identified Personal’s PCS licenses as indefinite life intangibles.

- PCS and Band B of Paraguay licenses

Nucleo’s PCS and Band B licenses are amortized under the straight-line method over 10 years through fiscal year 2007.

- Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

4. Summary of significant accounting policies (continued)

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from 7 to 29 years.

- Trademarks

Trademarks are amortized under the straight-line method over 15 years.

(m) Impairment of long-lived assets

The Telecom Group periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Telecom Group when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

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

(n) Severance indemnities

Severance payments made to employees are expensed as incurred.

(o) Taxes payable

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

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented. The statutory income tax rate in Paraguay was 10% for the year ended December 31, 2006, 20% for the year ended December 31, 2005, and 30% for the year ended December 31, 2004, respectively.

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

4. Summary of significant accounting policies (continued)

The Telecom Group has utilized a portion of its tax loss carryforwards in the computation of income taxes for the year ended December 31, 2005. However, there are remaining tax loss carryforwards as of December 31, 2006. Accordingly, the Telecom Group has determined an additional proportional charge for the year ended December 31, 2006 for the tax on minimum presumed income of $46, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Telecom Group’s tax projections and the 10-year legal expiration term for use of the credit.

- Turnover tax

Under Argentine tax law, the Telecom Group is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the years ended December 31, 2006, 2005 and 2004.

(p) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Telecom Group does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of December 31, 2006 and 2005.

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

The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

(q) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criterion was used by Telecom Argentina and Personal to account for their respective debt restructurings in August 2005 and November 2004, respectively. Personal settled its 2004 restructured debt in December 2005 and its new debt issuance was accounted for as stated in Note 3.e above. Additional information is given in Note 8.

(r) Litigation

The Telecom Group, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

4. Summary of significant accounting policies (continued)

(s) Derivatives to compensate future risks or minimized financial costs

Effective January 1, 2002, Telecom Argentina adopted RT 20 issued by the FACPCE, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component between the Liabilities and the Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings.

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, Telecom entered into two foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. The principal terms and conditions of these contracts are disclosed in Note 8.2.

Considering that Telecom Argentina’s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations (due to the existence of the prepaid terms described in Note 8.2), these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Loss on derivatives”.

Additionally, these instruments were negotiated with institutions and corporations with significant financial capacity; therefore, Telecom Argentina considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

Telecom Argentina does not enter into derivative contracts for speculative purposes.

(t) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(u) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2006, 2005 and 2004 are shown in Note 15.h. under the line item “Advertising expenses”.

(v) Shareholders’ equity

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

With the adoption of the new accounting standards, the Company’s Management –with it legal counsel’s assistance – made a new analysis of these shares in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares must continue being part of Nortel’s stockholders’ equity.

4. Summary of significant accounting policies (continued)

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

(w) Gain on debt restructuring

Due to its materiality, the gain on debt restructuring, net of related expenses, was included in a separate line item in the statement of income entitled “Gain on debt restructuring”.

5. Breakdown of the mai n accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of December 31, 2006	As of December 31, 2005
Cash	$13	$12
Banks	18	34

	$31	$46

(b) Investments

Investments consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Time deposits	$562	$559
Government bonds and mutual funds	73	45

	$635	$604

Non current
2003 Telecommunications Fund	$1	$2

	$1	$2

(c) Accounts receivable

Accounts receivable consist of the following:

	As of December 31, 2006	Ass of December 31, 2005
Current
Voice, data and Internet	$433	$403
Wireless (i)	411	363
Wireless – related parties (Note 7)	4	4
Directories publishing	45	36

Subtotal	893	806
Allowance for doubtful accounts	(110)	(101)

	$783	$705

(i)	Includes $28 as of December 31, 2006 and $26 as of December 31, 2005 corresponding to Nucleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Tax credits	$36	$28
Prepaid expenses	34	24
Restricted funds	29	10
Other	40	30

Subtotal	139	92
Allowance for doubtful accounts	(11)	(6)

	$128	$86

Non current
Credit on minimum presumed income tax (i)	$296	$246
Prepaid expenses	14	12
Other tax credits	14	10
Restricted funds	15	7
Derivatives	85	—
Other	3	4

Subtotal	427	279
Allowance for doubtful accounts	(14)	(10)

	$413	$269

(i)	Considering the current expiration period (10 years), Telecom Argentina considers the ultimate realization of the credit to be more likely than not based on current projections.

5. Breakdown of the main accounts (continued)

(e) Inventories

Inventories consist of the following:

	As of December 31, 2006	As of December 31, 2005
Wireless handsets and equipment	$188	$113
Allowance for obsolescence	(12)	(9)

	$176	$104

(f) Other assets

Other assets consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Fixed assets held for sale	$20	$3
Deferred printing cost	—	1
Raw materials	3	2

Subtotal	$23	$6
Allowance for other assets	(5)	(1)

	$18	$5

Non current
Fixed assets held for sale	$19	$31
Allowance for other assets	(9)	(10)

	$10	$21

(g) Fixed assets

Fixed assets consist of the following:

	As of December 31, 2006	As of December 31, 2005
Net carrying value (Note 15.a)	$5,763	$5,959
Write-off of materials	(22)	—

	$5,741	$5,959

(h)Accounts payable

Accounts payable consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Suppliers	$1,295	$680
Deferred revenues	83	80
Agent commissions	70	37
SU reimbursement	6	25
Related parties (Note 7)	40	12

	$1,494	$834

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Vacation, bonuses and social security payable	$115	$84
Special termination benefits	17	14
Other	—	6

	$132	$104

Non current
Special termination benefits	$32	$30

	$32	$30

(j) Taxes payable

Taxes payable consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Tax on Universal Service	$95	$61
Turnover tax	46	46
VAT, net	12	41
Income tax, net (i)	7	30
Tax on minimum presumed income, net	18	9
Regulatory fees	12	8
Internal taxes	13	9
Other	28	20

	$231	$224

Non current
Deferred tax liabilities (i)	$63	$92

(i)	See Note 10.

5. Breakdown of the main accounts (continued)

(k) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Contributions to government programs	$13	$13
Deferred revenue on sale of capacity and related services	6	2
Court fee	3	3
Guarantees received	5	4
Other	9	9

	$36	$31

Non current
Deferred revenue on sale of capacity and related services	$49	$32
Asset retirement obligations	24	21
Court fee	14	15
Retirement benefits	14	10
Other	1	—

	$102	$78

(l) Net sales

Net sales consist of the following:

	Years ended December 31,
	2006	2005	2004
Voice	$2,490	$2,404	$2,302
Data	167	150	151
Internet	396	317	265

Subtotal	3,053	2,871	2,718
Wireless	4,319	2,797	1,733
Directories publishing	65	50	43

	$7,437	$5,718	$4,494

(m) Gain (loss) on equity investees

Gain (loss) on equity investees consists of the following:

	Years ended December 31,
	2006	2005	2004
Gain on capital reimbursement of Nucleo	$6	$—	$—
Loss on 2003 Telecommunications Fund	(1)	—	—
Gain on sale of equity interest in Intelsat Ltd	—	7	—
Nahuelsat S.A	—	—	(2)

	$5	$7	$(2)

(n) Financial results, net

Financial results, net consist of the following:

	Years ended December 31,
	2006	2005	2004
Generated by assets
Interest income	$79	$103	$92
Foreign currency exchange gain (loss)	6	(273)	178
Impairment loss on the Argentina 2004 bond	—	—	(56)
Holding losses on inventories	(5)	(14)	(6)
Other	8	(16)	14

Total generated by assets	$88	$(200)	$222

Generated by liabilities
Interest expense (i)	$(365)	$(674)	$(747)
Less capitalized interest on fixed assets	14	6	5
Loss on discounting of debt	(131)	(116)	(21)
Foreign currency exchange gain (loss)	(204)	761	(638)
Gain (loss) on derivatives	114	(83)	—
Other	2	—	7

Total generated by liabilities	$(570)	$(106)	$(1,394)

	$(482)	$(306)	$(1,172)

(i)	Includes $82 as of December 31, 2005, and $134 as of December 31, 2004, corresponding to penalty interests.

5. Breakdown of the main accounts (continued)

(o) Other expenses, net

Other expenses, net consist of the following:

	Years ended December 31,
	2006	2005	2004
Provision for contingencies	$(97)$	(88)	$(24)
Severance indemnities and special termination benefits	(49)	(57)	(59)
Allowance for obsolescence of materials	(22)	—	—
Allowance for doubtful accounts and other assets	(15)	(21)	(1)
Allowance for obsolescence of inventories	(5)	(7)	(1)
SU reimbursement	—	(11)	—
Other, net	—	18	14

	$(188)	$(166)	$(71)

(p) Gain on debt restructuring

Gain on debt restructuring consists of the following:

	Years ended December 31,
	2006	2005	2004
Discount on principal	$—	$167	$72
Discount on accrued and penalty interest	—	984	142
Gain on discounting of debt	—	352	41

Subtotal before related expenses and income tax	—	1,503	255
Other related expenses	—	(79)	(46)

	$—	$1,424	$209

6. Supplement ary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of December 31,
	2006	2005	2004	2003
Cash and banks	$31	$46	$32	$27
Current investments	635	604	3,640	2,454

Total as per balance sheet	$666	$650	$3,672	$2,481
Less:
Items not considered cash and cash equivalents
- Time deposits with maturities of more than three months	—	—	(463)	(193)
- Government bonds (i)	—	(40)	(251)	(58)
- Equity investments	—	—	(8)	—

Total cash and cash equivalents as shown in the statement of cash flows	$666	$610	$2,950	$2,230

(i)	Corresponds to the current portion of held-to-maturity investments. In December 2004, includes $23 corresponding to the Argentina 2004 bond, net of impairment loss.

Changes in assets/liabilities components:

	Years ended December 31,
	2006	2005	2004
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(5)	$(2)	$(90)
Trade accounts receivable	(134)	(118)	(31)
Other receivables	(82)	3	3
Inventories	(85)	(49)	(81)

	$(306)	$(166)	$(199)

Net (decrease) increase in liabilities
Accounts payable	$247	$225	$75
Salaries and social benefits payable	30	22	4
Taxes payable	(32)	(13)	(47)
Other liabilities	22	9	6
Contingencies	(75)	(13)	(18)

	$192	$230	$20

Income taxes paid during the years ended December 31, 2006 and 2005, amounted to $21 and $11, respectively. Interest paid during the years ended December 31, 2006, 2005 and 2004 (including debt restructuring related expenses), amounted to $457, $944 and $154, respectively.

6. Supplementary cash flow information (continued)

•	Main non-cash operating transactions:

	Years ended December 31,
	2006	2005	2004
Provision for minimum presumed income tax	46	47	46
Derivatives	114	—	—
Foreign currency translation adjustments in assets	73	27	20
Foreign currency translation adjustments in liabilities	37	18	14
Government bonds and tax credits exchanged for tax certificates	—	—	4

•	Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2006	2005	2004
Acquisition of fixed assets (Note 15.a)	$(1,177)	$(617)	$(500)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(116)	(142)	(204)
Less:
Acquisition of fixed assets through incurrence of accounts payable	447	194	227
Capitalized interest on fixed assets	14	6	5
Wireless handsets lent to customers at no cost (i)	4	3	8
Asset retirement obligations	3	8	3

	$(825)	$(548)	$(461)

(i)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2006	2005	2004
Acquisition of intangible assets (Note 15.b)	$(72)	$(36)	$(24)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(6)	(14)	(1)
Less:
Acquisition of intangible assets through incurrence of accounts payable	13	4	13
Debt issue costs classified as financing activities	24	13	—

	$(41)	$(33)	$(12)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2006	2005	2004
Government bonds with maturities of more than three months	$45	$213	$(147)
Time deposits with maturities of more than three months	—	442	(235)
Proceeds for the sale of equity investments	—	13	4

Total cash flows from investments not considered as cash equivalents	$45	$668	(378)

Financing activities components:

	Years ended December 31,
	2006	2005	2004
Debt proceeds	$36	$1,236	—
Payment of Notes	(1,025)	(3,432)	—
Payment of bank loans	(86)	(1,252)	(471)
Payment of interest on Notes	(359)	(773)	—
Payment of interest on bank loans	(74)	(125)	(118)
Payment of debt restructuring related expenses	(24)	(46)	(36)
Payment of liquidating dividend of Nucleo	(4)	—	—

Total financing activities components	$(1,536)	$(4,392)	(625)

7 - Related party transacti ons

Related parties are those legal entities or individuals which are related to the Telecom Italia Group or to W de Argentina – Inversiones S.L., other than Sofora or any related company as defined under Law No. 19550, Section 33 (subsidiaries or unconsolidated companies).

(a) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the years presented, the Company has not conducted any transactions with executive officers and/or persons related to them. In addition, the Company has conducted non significant transactions with its direct shareholder, Nortel, for the years presented. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

The following is a summary of the balances and transactions with related parties as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004:

7 - Related party transactions (continued)

	As of December 31, 2006	As of December 31, 2005
Accounts receivable
Telecom Italia S.p.A. (a) (c)	$2	$3
TIM Celular S.A. (a)	2	1

	$4	$4

Accounts payable:
Telecom Italia S.p.A. (a) (c)	$7	$5
Telecom Italia Sparkle S.p.A. (a)	15	1
Italtel Argentina S.A. (a)	6	4
Italtel S.p.A. (a)	1	—
TIM Celular S.A. (a)	6	—
Entel S.A. (Bolivia) (a)	1	—
Etec S.A. (a)	1	—
Latin American Nautilus Argentina S.A. (a)	2	—
Latin American Nautilus USA Inc (a)	1	1
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (b)	—	1

	$40	$12

		Years ended December 31,
	Transaction description	2006	2005	2004
Services rendered:
Related parties as of December 31, 2006
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	$6	$3	$4
Entel S.A. (Bolivia) (a)	International inbound calls	2	1	1
Latin American Nautilus Argentina S.A. (a)	International inbound calls	1	1	—
Latin American Nautilus USA Inc (a)	International inbound calls	—	1	—
Latin American Nautilus S.A. (a)	International inbound calls	—	—	2
Telecom Italia S.p.A. (a) (c)	Roaming	5	5	4
TIM Celular S.A. (a)	Roaming	9	6	2
Former related parties (d)
Entel Chile S.A	International inbound calls	—	3	10
Golden Lines	International inbound calls	—	1	1
Entel PCS Telecomunicaciones S.A	Roaming	—	2	5
Corporacion Digitel C.A	Roaming	—	1	—

Total net sales		$23	$24	$29

Services received:
Related parties as of December 31, 2006
Telecom Italia S.p.A. (a) (c)	Fees for services and roaming	(17)	(20)	(4)
Entel S.A. (Bolivia) (a)	International outbound calls	(4)	(3)	(4)
Etec S.A. (a)	International outbound calls	(4)	(4)	(3)
Telecom Italia Sparkle S.p.A. (a)	International outbound calls	(19)	(9)	(3)
TIM Celular S.A. (a)	Roaming and Maintenance, materials and supplies	(10)	(3)	—
Italtel Argentina S.A. (a)	Maintenance, materials and supplies	(4)	(1)	—
Latin American Nautilus USA Inc (a)	International outbound calls	(1)	(1)	—
Latin American Nautilus Argentina S.A. (a)	Lease of circuits	(2)	(1)	(1)
La Caja Aseguradora de Riesgos del Trabajo ART S.A (b)	Insurance (*)	(6)	(3)	(2)
Caja de Ahorro y Seguro S.A. (b)	Insurance	(2)	—	—
Caja de Seguros S.A. (b)	Insurance	(2)	(1)	(2)
Former related parties (d)
Tel3 S.A	Lease of circuits	—	(8)	(14)
Entel Chile S.A	International outbound calls	—	(3)	(13)
Golden Lines	Roaming	—	(1)	(1)
Pirelli Energía Cables y Sistemas de Argentina S.A	Maintenance, materials and supplies	—	—	(10)
Pirelli Telecomunicaciones Cables y Sistemas de Argentina S.A	Maintenance, materials and supplies	—	—	(4)
Teco Soft Argentina S.A	Fees for services	—	—	(3)

Total operating costs		$(71)	$(58)	$(64)

(*)	Shown in Note 15.h. under the line item “Salaries and social security”.

	Years ended December 31,
	2006	2005	2004
Purchases of fixed assets/intangible assets:
Related parties as of December 31, 2006
Telecom Italia Sparkle S.p.A. (a)	$47	$18	$24
Italtel Argentina S.A. (a)	51	14	—
Italtel S.p.A. (a)	—	1	—
Latin American Nautilus Argentina S.A. (a)	3	1	—
Latin American Nautilus USA Inc. (a)	1	—	—
Former related parties (d)
Tel3 S.A	—	3	4
Pirelli Energía Cables y Sistemas de Argentina S.A	—	6	—

Total fixed assets and intangible assets	$102	$43	$28

(a)	Such companies relate to Telecom Italia Group.
(b)	Such companies relate to W de Argentina - Inversiones S.L.
(c)	Transactions with Telecom Italia Mobile S.p.A. are disclosed together with the transactions with Telecom Italia S.p.A., as a consequence of the merger of these companies.
(d)	These entities are no longer related parties at December 31, 2006.

7 – Related party transactions (continued)

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Decree No. 677/01.

(b) Dissolution of Cable Insignia

Since Cable Insignia has no operations, on April 25, 2003, the Annual Shareholders’ Meeting of Cable Insignia had approved the entity’s dissolution. On October 17, 2006, the Extraordinary Shareholders’ Meeting of Cable Insignia approved the closing financial statements and winding-up of assets and liabilities. Personal received $0.4 million in this connection.

(c) Sale of equity interest in Intelsat Ltd.

In December 2004, the Board of Directors of Telecom Argentina authorized the sale of its equity interest in Intelsat to Zeus Holdings Limited for $13 (equivalent to US$ 5 million). The sale transaction was completed in the first quarter of 2005 generating a gain of approximately $7.

8 – Debt of the Telecom Group

8.1. The Telecom Group’s short-term and long-term debt

As of December 31, 2006 and 2005, the Telecom Group’s short-term and long-term debt comprises the following:

	As of December 31, 2006	As of December 31, 2005
Short-term debt:
- Principal:
Notes	$1,014	$761
Bank loans	334	39

Subtotal	1,348	800
- Accrued interest	42	59
- Derivatives	5	46

Total short-term debt	$1,395	$905

Long-term debt:
- Principal:
Notes	$2,798	$3,856
Bank loans	51	386

Subtotal	2,849	4,242
- Effect on discounting of debt	(146)	(277)
- Derivatives	—	31

Total long-term debt	$2,703	$3,996

Total debt	$4,098	$4,901

The following table segregates the Telecom Group’s debt by company as of December 31, 2006:

	Telecom	Personal	Nucleo	Consolidated as of December 31, 2006	Consolidated as of December 31, 2005
• Principal	2,995	1,177	25	4,197	5,042
• Accrued interest	40	2	—	42	59

Subtotal	3,035	1,179	25	4,239	5,101
• Effect on discounting of debt	(146)	—	—	(146)	(277)
• Derivatives	5	—	—	5	77

Total debt	2,894	1,179	25	4,098	4,901

• Current	1,015	370	10	1,395	905
• Non current	1,879	809	15	2,703	3,996

8.2. Debt of Telecom Argentina

On August 31, 2005, Telecom Argentina completed its debt restructuring and complied with the terms of the APE. Telecom Argentina issued Series A and B Notes and made mandatory and optional principal prepayments. Such prepayments effectively prepaid all principal amortization payments originally scheduled through October 15, 2007. As from October 2005 through October 2006, Telecom Argentina has made mandatory and optional principal prepayments which prepaid all principal amortization payments originally scheduled up to April 2009 and 75% of the principal amortization payment originally scheduled due October 2009.

8 – Debt of the Telecom Group (continued)

Pursuant to the terms of the APE, non-participating creditors were entitled to receive consideration in the form of Series A Notes and cash consideration under Option A. Such consideration, plus the payments described above, payable to non-participating creditors was available for collection and transferred to the respective clearing houses, as ruled by the Courts of New York under Section 304 of the U.S. Bankruptcy Law.

•	New Notes

Terms and conditions

Series A Notes will be due in 2014 and Series B Notes will be due in 2011. Series A Notes and Series B Notes were split into listed and unlisted notes.

Series A-1 Notes are dollar- or euro-denominated listed notes. Series A-2 Notes are dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes are dollar-denominated notes only.

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 14, 2008	From October 15, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
December 31, 2006	B+	A+	B	A

Covenants

Mandatory prepayments

If Telecom Argentina generates “Excess Cash” as contractually defined and calculated, such Excess Cash generally will be applied on a semi-annual basis to make payments on the remaining scheduled installments of the debt instruments in its direct order of maturity.

Excess cash is measured semi-annually based on the consolidated financial statements of Telecom Argentina (excluding Personal and Nucleo) as of June 30 and December 31 of each year, and any excess cash should be applied no later than the due date of the scheduled amortization payments immediately subsequent to each June 30 or December 31, respectively. During fiscal year 2006, Telecom made a cash payment of $982 corresponding to (i) “excess cash” determined for periods ended on December 31, 2005 and June 30, 2006, and (ii) additional optional prepayments on the notes.

Based on these consolidated financial statements, the Telecom Group has determined an “excess cash” of $254 (equivalent to US$ 83 million).

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the new Notes will have to be at least two and a half times such distribution payment.

Also, the Notes are redeemed at Telecom Argentina’s option, in whole or in part, without payment of any premium or penalty, at any time after the issuance date and prior to the maturity date at the redemption price equal to 100% of the outstanding principal amount thereof (adjusted to take into account any prepayments or repurchases), together with accrued interest, if any, to the date fixed for redemption and the corresponding additional amounts, if any. Telecom Argentina, at its option, may make payments on the remaining scheduled installments of the debt instruments in direct order of maturity.

Telecom must make an offer to redeem all outstanding notes, as described in the Indenture, in the case of a change of control.

8 – Debt of the Telecom Group (continued)

Negative covenants

The terms and conditions of the new Notes require that Telecom Argentina complies with various negative covenants (that are standard for this type of transaction but not absolute), including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the Trust Agreement), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless Telecom Argentina meets a specified indebtedness/EBITDA ratio with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and Nucleo) of 2.75 to 1, except for certain permitted liens;

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, Telecom Argentina cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales, in some circumstances, shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions: Telecom shall apply any net cash proceeds of such transaction to the purchase or optional redemption of Notes;

f)	Capital expenditures except for those expressly permitted (the extraordinary meeting of noteholders held on March 27, 2006, has eliminated Personal’s restriction);

g)	Telecom will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

On March 27, 2006, Telecom Argentina held an extraordinary meeting of noteholders to amend the Trust Agreement dated August 31, 2005 entered into by Telecom Argentina and the Bank of New York as Trustee, Payment Agent, Transfer Agent and Registrar. The approved amendments were as follows:

(i)	Amend Clauses (a) and (c) of Section 3.17 “Limitation on Capital Expenditures” to eliminate Personal’s restriction to its capacity to make capital expenditures;

(ii)	Amend Section 3.21 “Reinvestment of Dividends Paid by Telecom Personal” to eliminate it in its entirety. This section establishes that Telecom Argentina should reinvest in Personal any dividend received by Personal; and

(iii)	Eliminate certain definitions, such as, “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment”

On March 27, 2006, the Bank of New York as Trustee entered into a supplementary Trust Agreement with Telecom Argentina in order to include the approved amendments. Telecom Argentina paid to the noteholders that voted the amendments consent fees for $18. These fees were deferred and are amortized under the interest method over the life of the debt.

Events of default

The terms and conditions of the new Notes provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom Argentina’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

(iii)	Any final judgment against Telecom Argentina providing for the payment of an aggregate amount exceeding US$ 20 million and, having passed the specified term, without being satisfied, discharged or stayed;

(iv)	Any voluntary petition for bankruptcy by Telecom Argentina, special bankruptcy proceedings or out-of-court reorganization agreements;

(v)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina and/or any of its restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations and,

(vi)	Any failure on the part of Telecom to duly observe and perform any of the commitments and covenants in respect of the Notes, in excess of the terms permitted under the Trust Agreement.

8 – Debt of the Telecom Group (continued)

Should any of the events of default above described occur, with respect to Telecom Argentina or, if applicable, any of its restricted subsidiaries, then Telecom Argentina shall be in default under the new Notes.

Provided any of the events of default occurs, the creditors are entitled, at their option, and subject to certain conditions, to demand the principal amount and accrued interest of the relevant debt instrument to be due and payable.

Upon a “major devaluation” event (a devaluation of the argentine peso of 25% or more in any period of six consecutive months after the issuance date as compared to January 1, 2004), Telecom Argentina may reschedule principal amortization payments on any or all series of notes under certain circumstances described in the Indenture. Telecom Argentina may exercise its right to reschedule principal payments with respect to any series of notes up to two times, but may not elect to reschedule two consecutive payments. Telecom Argentina’s right to reschedule any principal payment shall immediately terminate upon the making of any Distribution Payment by Telecom Argentina, among other circumstances, as described in the Indenture.

Measurement of the new Notes

The new debt was initially recorded at fair value. Fair value was determined by the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the moment of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the estimated payments of the restructured debt have been discounted to its present value (at each measurement date) using the August 31, 2005 discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes (all tax-free rates for the noteholders, as applicable).

Description of the new Notes

The following table shows the main characteristics of the outstanding series of Notes as of December 31, 2006:

Series	Class	Nominal value (in millions)	Outstanding debt	Maturity date	Book value at December 31, 2006 (in million of $)					Fair value as of December 31, 2006
					Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total
Listed
A-1	1	US$ 98	US$ 70	October 2014	214	2	216	(16)	200			212
A-1	2	Euro 493	Euro 353	October 2014	1,424	15	1,439	(97)	1,342			1,401
B-1	—	US$ 933	US$ 298	October 2011	911	19	930	(3)	927			953

					2,549	36	2,585	(116)	2,469			2,566

Unlisted
A-2	1	US$ 7	US$ 5	October 2014	16	—	16	(1)	15			16
A-2	2	Euro 41	Euro 29	October 2014	118	1	119	(8)	111			116
A-2	3	Yen 12,328	Yen 8,815	October 2014	227	1	228	(21)	207			226
A-2	4	$ 26	(**) $ 21	October 2014	21	1	22	—	22			22
B-2	—	US$ 66	US$ 21	October 2011	64	1	65	—	65			67

					446	4	450	(30)	420	(	*)	447

					2,995	40	3,035	(146)	2,889			3,013

(*)	Corresponds to the estimates made by Telecom Argentina considering the fair value of the Listed Notes.
(**)	The outstanding debt includes the CER adjustment.

•	Potential claims by non-participant creditors

On October 12, 2005, Telecom requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law. On December 14, 2005, the reviewing court ordered the APE execution, which order was not appealed.

Telecom Argentina believed that certain non-participating creditors might file actions in the United States against it to seek collection of their original investments. Accordingly, on September 13, 2005, Telecom Argentina filed a petition with the Courts of New York under Section 304 of the U.S. Bankruptcy Law seeking execution of the APE process in the United States.

On October 11, 2005, the opposing party in the action, the US Bank N.A. (First Trust of New York), did not object to the execution of the APE process in the United States. However, an alleged creditor, the Argo Fund, filed an action against Telecom’s petition. On February 24, 2006, a ruling was granted in favor of Telecom Argentina’s position. The final judgment (i) approved the execution of the APE process in the United States, (ii) ruled that the Trustee of the Indenture and the non-participating creditors were bound by the terms of the APE process and (iii) ruled that the restructured notes were extinguished by law and had to be settled. The Argo Fund appealed the judgment with the District Court. In November 2006, the appeal was denied and the judgment was confirmed. The Argo Fund re-appealed the judgment which is still pending resolution. Monies available to non-participating creditors’ were transferred to the respective clearing houses.

8 – Debt of the Telecom Group (continued)

In case Telecom Argentina is granted an unfavorable ruling, it expects that any potential claim from unsecured non-participating creditors will be rejected under Articles 56 and 76 of the Argentine Ley de Concursos, which establishes that the APE is binding to all unsecured creditors outstanding as of the date of submission of the APE process for judicial approval.

•	Derivatives

As indicated in Note 4.s, having successfully completed its debt restructuring process, in August and September 2005, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen-denominated new Notes. These swap agreements establish, among other typical provisions for this type of transaction, the early termination provision without any payment obligation by either party, in the event that (i) Telecom Argentina fails to pay certain of its obligations, (ii) certain of Telecom Argentina’s obligations are accelerated, (iii) Telecom Argentina repudiates or declares a moratorium with respect to certain of its obligations, (iv) Telecom Argentina restructures certain of its obligations in a certain way, or (v) Telecom Argentina becomes insolvent or bankrupt or is subject to in-court or out-of-court restructuring or a voluntary and/or involuntary bankruptcy proceeding. These hedge contracts do not include any collateral.

The nature and detail of the outstanding swap contracts at December 31, 2006 are as follows:

Characteristics of the agreement	Swap in euros	Swap in Yen
- Date of the contract	08.23.05	09.30.05
- Principal swap exchange rate	1.2214 US$/Euro	113.3 Yen/US$
- Outstanding principal to receive subject to contract	€ 379 million	¥ 8,742 million
- Outstanding principal to render subject to contract	US$ 462 million	US$ 77 million
- Interest rate to be received in Euro/Yen (*)	4.83% annual	1.93% annual
- Interest rate to be paid in US$	6.90% annual	6.02% annual
- Total principal and interest to be received	€ 409 million	¥ 9,024 million
- Total principal and interest to be paid	US$ 516 million	US$ 85 million

- Swap estimated market value as of 12.31.06 – (assets) liabilities	(US$ 30.2 million)	US$ 4.1 million

(*)	Coincident to the new Notes rates nominated in that currency in such period.

8.3. Restructured debt of the subsidiaries of Telecom Argentina

(a) Personal

1. New notes

On December 22, 2005, Personal used the proceeds of the issuance of new notes (as further described below) and bank loans together with available cash to fully settle the outstanding indebtedness which had been restructured back in November 2004. Personal’s objective was to improve its debt profile, by modifying its interest rates.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes.

In December 2006, Personal cancelled Series 1 for a total amount of $48 (corresponding $43 to principal and $5 to accrued interest).

The following table shows the outstanding series of Notes as of December 31, 2006:

Series	Nominal value (in millions)	Term in years	Maturity date	Annual rate %	Book value as of December 31, 2006 (in million of $)				Fair value as of December 31, 2006
					Principal	Accrued interest	Issue discount and underwriting fees	Total
2	$ 87	3	December 2008	(a) 16.26	87	—	—	87	(b	)	87
3	US$ 240	5	December 2010	9.25	735	1	(5)	731			776

				Total	822	1	(5)	818			863

(a)	Floating Badlar plus 6.5%. Badlar for the period December 22, 2006 through March 22, 2007 is 9.76%. Total interest rate cannot be lower than 10% or higher than 20%.
(b)	As there were no operations in institutional markets during the last quarter, Personal estimates that the fair value does not differ from book value.

Personal may, at any time and from time to time, purchase notes at market price in the secondary market.

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
December 31, 2006	B+	A+	B	A

8 – Debt of the Telecom Group (continued)

2. Bank loans

In July 2005, Personal entered into two loan agreements with certain financial institutions aggregating $17, the proceeds of which were used to purchase fixed assets. These loans matured in July and September 2006 and were fully cancelled.

In October 2005, Personal entered into a US$20 million loan agreement with a financial institution due February 2008. As of December 31, 2006, the book value of this loan amounts to $62. In February 2007, Personal made a principal prepayment of US$8 million.

On December 22, 2005, Personal entered into two Syndicated loans for an amount of US$ 69 million and $87, respectively.

The following table shows the main characteristics of the syndicated loans as of December 31, 2006:

Loans	Nominal value (in millions)	Term in months	Maturity date	Annual rate %	Book value at December 31, 2006 (in million of $)
					Principal	Accrued interest	Total
Peso Facility
Tranche A	$ 57	18	June 2007	12.20	57	—			57
Tranche B	$ 30	24	December 2007	13.10	30	—			30
Dollar Facility
Tranche A	US$ 34.5	18	June 2007	(a) 7.37	106	—			106
Tranche B	US$ 34.5	24	December 2007	(a) 7.62	106	—			106

				Total	299	—	(b	)	299

(a)	These loans were issued at a 3-months LIBOR plus 2% for Tranche A and plus 2.25% for Tranche B. LIBOR for the period December 22, 2006 through March 22, 2007 is 5.37%
(b)	As there were no operations in institutional markets during the last quarter, Personal estimates that the fair value does not differ from book value.

3. Covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various covenants, including:

•	in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

•

in the case of Series 3, if at any time the Leverage Ratio (total outstanding indebtedness / consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum for the remainder of the time the notes remain outstanding and shall accrue from such dividend payment date at the rate of 9.75% per annum.

The terms and conditions of Personal’s Syndicated loans require that Personal comply with various covenants, including:

•	Maximum Leverage Ratio: the Leverage Ratio as of the end of the last four quarters shall not be greater than 1.75:1.0;

•

Interest Coverage Ratio: the Interest Coverage Ratio (Consolidated quarterly EBITDA / accrued interest for quarterly - including amortization issue discount- ) for any fiscal quarter shall be included in a range between 1.50 and 3.00 to 1.00 over the life of the loans.

4. Negative covenants

The terms and conditions of Personal’s new Notes as well as the terms of the respective Syndicated loans require that Personal comply with various negative covenants (that are standard for this type of transaction but not absolute), including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Personal or its subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed (a) 3.25 to 1, if such indebtedness is incurred prior to December 31, 2006; or (b) 3.00 to 1, if such indebtedness is incurred thereafter;

c)	Making any investments (other than permitted investments) either directly or indirectly through its subsidiaries in any person (individuals or entities);

8 – Debt of the Telecom Group (continued)

d)	Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

e)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

f)	Sale and leaseback transactions;

g)	Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

5. Events of default

The terms and conditions of Personal’s new Notes as well as the terms of the respective Syndicated loans of Personal provide for certain events of default as follows:

a)	Failure to pay principal or interest;

b)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million and shall continue after the grace period;

c)	Any final judgment against Personal or its subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)	Any voluntary petition for bankruptcy by Personal or its subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)	Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

Should any of the events of default above described occur, with respect to Personal or, if applicable, any of its subsidiaries, then Personal shall be in default under the new Notes and the new loan agreements, as applicable.

Provided any of the events of default occurs, the creditors are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

(b) Nucleo

In November 2004, Nucleo had completed the restructuring of its outstanding indebtedness with foreign creditors, under which Nucleo had refinanced US$ 59 million in principal amounts maturing on December 27, 2008.

During the first quarter of 2006, Nucleo cancelled the remaining financial debt with banks, together with the Personal’s Promissory Note. The funds used for said cancellations derived from two loans from banks with operations in Paraguay for a total amount of US$ 9.5 million, and from Nucleo’s own funds (US$ 7.5 million).

At December 31, 2006, the outstanding debt of Nucleo amounts $25 (US$8 million). The terms and conditions of the new loans entered into between Nucleo and banks with operations in Paraguay include, among other standard provisions for this type of transaction, the following clauses:

•	the reimbursement of the loan and the payment of compensation shall be made in semiannual payments, the later of which to be paid on February 27, 2009.

•

the debt shall accrue interest at an annual nominal rate of 5.9% for its effective first year, and shall be adjusted according to LIBOR variations, in accordance with the conditions of each contract in particular.

Additionally, the new contracts stipulate that Nucleo is bound to comply with requirements related to the maintenance of certain financial ratios (as, for example, Net financial debt/ EBITDA, Financial debt/equity and liquidity ratio).

9 – Shareholders’ equity

9.1 – Of the Company

As of December 31, 2006 total registered, authorized, issued and outstanding shares are as follows:

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

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock).

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

b)	An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period, if the “distributable return on equity” (“DROE”) of Telecom Argentina (as defined in the “issuance terms”) exceeded 10%. Such DROE did not exceed 10% for the periods presented.

c)	Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves, if any. In the case of the committed but unpaid redemption by the Company, said sum shall bear interest since the scheduled redemption payment date until the date they are made available to shareholders, at a rate equal to LIBOR.

9 – Shareholders’ equity (continued)

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

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No.214/02 are as follows:

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares:
a) Par value	11	11

1. Amount calculated according to the issue terms:
Non declared and unpaid redemption corresponding to fiscal year 2001	55	104
Non declared and unpaid redemption corresponding to fiscal year 2002	55	104
Non declared and unpaid redemption corresponding to fiscal year 2003	55	104
Non declared and unpaid redemption corresponding to fiscal year 2004	55	104
Non declared and unpaid redemption corresponding to fiscal year 2005	55	104
Redemption corresponding to fiscal year 2006 and thereafter	42	79

	317	599

Non declared and unpaid preferred dividends:
Corresponding to fiscal year 2001	19	36
Corresponding to fiscal year 2002	19	36
Corresponding to fiscal year 2003	19	36
Corresponding to fiscal year 2004	19	36
Corresponding to fiscal year 2005	19	36
Corresponding to fiscal year 2006	19	36

	114	216

	431	815

•	Class “B” preferred shares

The Terms of Issuance of Class “B” preferred shares set forth that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a share (49.46%) of the Company’s profits legally available for distribution after the payment of the dividends on Class “A” preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%, currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

9 – Shareholders’ equity (continued)

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 9 of the Terms of Issuance. In the case such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At September 30, 2006, the ratio has exceeded 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively. At December 31, 2006, the ratio has not exceeded 1.75.

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

Considering that the abovementioned ratio of 1.75 has not been exceeded at December 31, 2006, since the approval of the consolidated financial statements as of December 31, 2006, the Class “B” preferred shares holders are not entitled to vote.

9.2 – Of Telecom Argentina

(a) Common stock

At December 31, 2006, Telecom Argentina had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock - see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Telecom Argentina’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 404,078,504 Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

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

9 – Shareholders’ equity (continued)

(b) Restrictions on distribution of profits

Telecom Argentina is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of Telecom Argentina and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Accordingly, Telecom Argentina has absorbed the legal reserve in its entirety. Telecom Argentina will not be able to distribute dividends until the Company absorbs the total amount of accumulated losses and restores the legal reserve.

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

In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for a meeting in order to establish the Executive Committee of the PPP. The Meeting held on September 6, 2005, established this Executive Committee with the purpose of the release of the injunction against 40,093,990 shares held in the Trust, in order to effect the conversion to Class B shares.

The Annual General and Extraordinary Meetings, and the Special Class “C” Meeting (the “Meetings”), held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place in one or more times, based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or Telecom Argentina’s executive officers. During fiscal year 2006, 4,496,471 Class “C” ordinary shares were converted into Class “B” ordinary shares.

Class “C” shares of the Fund of Guarantee and Repurchase which were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada” were not eligible for conversion. As of the date of these consolidated financial statements, the injunction was not released, although it is limited to the amount of 4,593,274 shares.

Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above.

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

Since Telecom Argentina reported significant accumulated losses for the year ended December 31, 2005, which absorbed Telecom Argentina’s reserves and significantly reduced its shareholders’ equity, Telecom Argentina qualified for mandatory reduction of its capital stock. As a result of this situation, the BCBA decided to transfer the trading of Telecom Argentina’s common stock and the notes to the so-called “Rueda Reducida” status, a special trading status of the BCBA for companies experiencing certain adverse financial conditions.

9 – Shareholders’ equity (continued)

Accordingly, the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2006, approved the absorption of the full amount of Telecom Argentina’s legal reserve ($277) and a portion of the inflation adjustment of common stock ($356) in order to remediate this situation. This absorption did not affect the total shareholders’ equity and represented a qualitative movement only. Consequently, Telecom Argentina does not qualify for mandatory reduction and, after the BCBA considered the June 2006 consolidated financial statements, does not qualify for the “Rueda Reducida” status either.

10. Income tax

As describe in Note 4.o, the Company and the Telecom Group account for income taxes in accordance with the guidelines of RT 17.

Income tax benefit (expense) for the years ended December 31, 2006, 2005 and 2004 consists of the following:

	Years ended December 31,
	2006	2005	2004
Current tax expense. (i)	$(12)	$(35)	$(2)
Deferred tax (expense) benefit	(52)	(502)	213
Valuation allowance	81	415	(238)

Income tax benefit (expense) (ii)	$17	$(122)	$(27)

(i)	In 2006, $(4) corresponds to Publicom and $(8) corresponds to Nucleo.

In 2005, $(25) corresponds to Telecom, $(2) corresponds to Publicom and $(8) corresponds to Nucleo.

In 2004, $(1) corresponds to the Company and $(1) corresponds to Nucleo.

(ii)	In 2006, $33 corresponds to Telecom, $(4) corresponds to Personal, $(7) corresponds to Nucleo and $(5) corresponds to Publicom.

In 2005, $(219) corresponds to Telecom, $104 corresponds to Personal, $(3) corresponds to Publicom and $(4) corresponds to Nucleo.

In 2004, $(1) corresponds to the Company, $(2) corresponds to Publicom, $(6) corresponds to Personal and $(18) corresponds to Nucleo.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2006						As of December 31, 2005
	Telecom	Personal	Nucleo	Publicom	Nortel	Total
Tax loss carryforwards	$556	$164	—	$2	2	$724	$976
Foreign exchange gains and losses	—	—	—	—	—	—	80
Allowance for doubtful accounts	38	29	—	2	—	69	67
Provision for contingencies	85	28	—	3	—	116	127
Other deferred tax assets	78	18	—	—	—	96	62

Total deferred tax assets	757	239	—	7	2	1,005	1,312
Fixed assets	(104)	(63)	—	—	—	(167)	(211)
Inflation adjustments (i)	(619)	(82)	(1)	—	—	(702)	(913)

Total deferred tax liabilities	(723)	(145)	(1)	—	—	(869)	(1,124)

Subtotal deferred tax assets (liabilities)	34	94	(1)	7	2	136	188
- Valuation allowance	(195)	—	—	(2)	(2)	(199)	(280)

Net deferred tax assets (liabilities) as of December 31, 2006	$(161)	$94	$(1)	$5	—	$(63)

Net deferred tax assets (liabilities) As of December 31, 2005	$(194)	$98	$(2)	$6	—		$92

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

Income tax benefit (expense) for the years ended December 31, 2006 and 2005 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

		Argentina	International	Total
Pre-tax income on a separate return basis		420	81	501
Non taxable items		(261)	(7)	(268)

	Subtotal	159	74	233
Statutory income tax rate		35%	10%

Income tax expense at statutory tax rate		(56)	(7)	(63)
Change in valuation allowance (*)		81	—	81
Expiration of tax loss carryforwards of Nortel		(1)	—	(1)

Income tax benefit (expense) as of December 31, 2006		24	(7)	17

Pre-tax income on a separate return basis		2,009	27	2,036
Non taxable items		(554)	(8)	(562)

	Subtotal	1,455	19	1,474
Statutory income tax rate		35%	20%

Income tax expense at statutory tax rate		(508)	(4)	(512)
Tax payable		(25)	—	(25)
Change in valuation allowance (*)		415	—	415

Income tax expense as of December 31, 2005		(118)	(4)	(122)

Pre-tax (loss) income on a separate return basis		(814)	8	(806)
Non taxable items		132	52	184

	Subtotal	(682)	60	(622)
Statutory income tax rate		35%	30%

Income tax (expense) benefit at statutory tax rate		239	(18)	221
Change in valuation allowance (*)		(238)	—	(238)
Expiration of tax loss carryforwards of Nortel		(10)	—	(10)

Income tax expense as of December 31, 2004		(9)	(18)	(27)

(*)	In 2006, corresponds to Telecom Argentina.

In 2005, $(2) corresponds to the Company, $419 corresponds to Telecom Argentina and $(2) corresponds to Publicom.

In 2004, $(10) corresponds to the Company, $(332) corresponds to Telecom Argentina and $84 corresponds to Personal.

10. Income tax (continued)

As of December 31, 2006, the Company and the Telecom Group had accumulated operating tax loss carryforwards of $724. The following table details the operating tax loss carryforwards segregated by company:

Expiration year	Nortel	Telecom Argentina	Personal	Publicom	Total consolidated
2007	$1	$518	$135	$—	$654
2008	—	—	—	2	2
2009	—	34	—	—	34
2010	1	—	29	—	30
2011	—	4	—	—	4

Total	$2	$556	$164	$2	$724

Decree No. 2,568/02 of the Argentine Government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was deducted entirely for income tax purposes in fiscal year 2002. However, the Telecom Group and its tax advisors had interpreted the Decree to require the entire amount ($3.37 minus $1) to be deducted for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company and the Telecom Group provide a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on a number of factors, including the Argentine Government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Telecom Group anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a portion of its deferred tax assets that, as of December 31, 2006, a valuation allowance for an amount of $195 has been provided for Telecom Argentina’s related deferred tax assets. Nortel also has recorded a valuation allowance for its deferred tax assets and a valuation allowance for an amount of $2 has also been provided for Publicom’s specific tax loss carryforwards.

11. Commitments an d contingencies

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

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom Argentina are as follows:

a)	not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)	not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to such company;

c)	that Telecom Italia and W de Argentina – Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the Pliego, excluding sub-sections h) and n).

11. Commitments and contingencies (continued)

(b) Purchase commitments

The Telecom Group has entered into various purchase commitments amounting in the aggregate to approximately $442 as of December 31, 2006, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

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

(d) Contingencies

Telecom Argentina is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of its business. In order to determine the proper level of reserves relating to these contingencies, the management of Telecom Argentina, based on the opinion of its internal and external legal counsels, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2006, Telecom Argentina has established reserves in an aggregate amount of $328 to cover potential losses under these claims and certain amounts deposited in Telecom Argentina’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2006, these restricted funds totaled $44. Telecom Argentina has classified these balances to other receivables on Telecom Argentina’s balance sheet.

In the last fiscal years, a series of changes in legal interpretations of precedents (among others, in tax matters) has affected Telecom Argentina’s positions. By means of this, in December 2003, the AFIP (the Argentine Federal Tax Authority) assessed additional income taxes for the 1997 tax year on certain deductions for uncollectible credits.

In August 2005, Telecom Argentina appealed the claim. During 2006, Telecom Argentina paid $10.8 in principal and $8.3 in interest (that were recorded as a provision during fiscal year 2005). In case the position is sustained in Telecom Argentina’s favor, there will be a contingent receivable against the National Government amounting to $19.1 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit.

The AFIP has also assessed additional income tax claims for the 1998, 1999 and 2000 tax years. As of the date of these financial statements, Telecom Argentina appealed these sentences issued by the National Fiscal Court. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses in case of any potential unfavorable judgment.

In addition, Telecom Argentina is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of Telecom Argentina’s management, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on Telecom Argentina’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not Telecom Argentina, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

11. Commitments and contingencies (continued)

ENTel and the Argentine Government have agreed to indemnify and hold Telecom Argentina harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to Telecom Argentina for these claims through the issuance of treasury bonds. As of December 31, 2006, total claims in these labor lawsuits amounted to $11.

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network. In May 2005, Telecom Argentina was notified of the National Fiscal Court’s unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. As of the date of issuance of these consolidated financial statements, Telecom Argentina paid $12.5 in principal and $24.8 in interest and has recorded a charge to income taxes of $12.5 and financial results, net (interest generated by liabilities) of $24.8 in the statement of income.

In the event judicial appeals are sustained in its favor, Telecom Argentina will have a contingent receivable against the National Government amounting to $37.3 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit.

Additionally, in December 2001, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes based on the amortization period utilized by Telecom Argentina to depreciate its optic fiber network in Telintar’s submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income.

As of the date of these financial statements, Telecom Argentina appealed these sentences issued by the National Fiscal Court. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2006, the AFIP assessed additional income taxes and taxes on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Subsequent to December 31, 2006, Personal appealed this assessment with the National Tax Court. The AFIP´s claim is contrary to some jurisprudential precedents, especially to other sentences issued by the Circuit of the National Tax Court where this matter is being treated. Consequently, Personal and its legal counsel believe they have meritorious legal defenses in case of any potential unfavorable judgment.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on Telecom Argentina´s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal.

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

11. Commitments and contingencies (continued)

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

Profit sharing bonds

Different legal actions were brought by former employees of Telecom Argentina against the National Government and Telecom Argentina requesting that Decree No. 395/92 – which expressly exempts Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23.696 – be stricken down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds failed to have been issued.

Although most of such actions are still pending, in such actions in which judgment has already been rendered, the Trial Court Judges hearing the matter resolved to dismiss the actions brought – relying upon the criterion upheld by the relevant Prosecutors in each case – pointing that such rule was valid and constitutional.

In turn, and after the plaintiffs appealed such decisions, the different Courts of Appeal hearing the matters passed judgments following different and contradictory criteria. While a Division confirmed the decisions of the relevant ad quo, another Division struck the aforementioned Decree unconstitutional.

Whenever the decision failed to match their position, both parties – and in the case of defendant, both the National Government and Telecom and, in the latter’s case, notwithstanding any other potential actions – have filed extraordinary appeals whereby the matter will be finally resolved by the Argentine Supreme Court of Justice.

Management of Telecom Argentina believes that none of the matters discussed above will have a material adverse effect on Telecom Argentina’s results of operations, liquidity or financial condition.

12. Segment inform ation

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

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/Operating segment
Voice, data and Internet	Telecom Argentina Telecom Argentina USA Micro Sistemas (i)
Wireless	Personal Nucleo
Directories publishing	Publicom

(i)	Dormant entity at December 31, 2006.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

12. Segment information (continued)

For the years ended December 31, 2006, 2005 and 2004, more than 95 % of the Telecom Group’s revenues were from services provided within Argentina. More than 95% of the Telecom Group’s fixed assets are in Argentina. Segment financial information was as follows:

For the year ended December 31, 2006

❑ Income statement information

	Voice, data and Internet (a)	Wireless			Directories publishing	Nortel	Total
		Personal	Nucleo	Subtotal
Services	3,053	3,428	347	3,775	65	—	6,893
Handsets	—	536	8	544	—	—	544

Net sales	3,053	3,964	355	4,319	65	—	7,437
Salaries and social security	(663)	(146)	(20)	(166)	(11)	(1)	(841)
Taxes	(175)	(355)	(9)	(364)	(1)	—	(540)
Maintenance, materials and supplies	(253)	(79)	(13)	(92)	(22)	—	(367)
Bad debt expense	(16)	(46)	(1)	(47)	(1)	—	(64)
Interconnection costs	(159)	—	—	—	—	—	(159)
Cost of international outbound calls	(111)	—	—	—	—	—	(111)
Lease of circuits	(30)	(12)	(14)	(26)	—	—	(56)
Fees for services	(107)	(131)	(11)	(142)	(1)	(1)	(251)
Advertising	(70)	(137)	(18)	(155)	(3)	—	(228)
Agent commissions and distribution of prepaid cards commissions	(21)	(476)	(51)	(527)	—	—	(548)
Other commissions	(42)	(71)	(5)	(76)	(3)	—	(121)
Cost of wireless handsets	—	(963)	(10)	(973)	—	—	(973)
Roaming	—	(135)	(2)	(137)	—	—	(137)
Charges for TLRD	—	(410)	(35)	(445)	—	—	(445)
Others	(144)	(130)	(16)	(146)	(4)	—	(294)

Operating income (loss) before depreciation and amortization	1,262	873	150	1,023	19	(2)	2,302
Depreciation of fixed assets	(924)	(366)	(52)	(418)	—	—	(1,342)
Amortization of intangible assets	(11)	(17)	(21)	(38)	(1)	—	(50)

Operating income (loss)	327	490	77	567	18	(2)	910
Equity gain from related companies	(1)	6	—	6	—	—	5
Financial results, net	(375)	(122)	13	(109)	2	—	(482)
Other expenses, net	(137)	(48)	1	(47)	(2)	(2)	(188)

Net income (loss) before income tax and minority interest	(186)	326	91	417	18	(4)	245
Income tax, net	33	(4)	(7)	(11)	(5)	—	17
Minority interest	—	—	(22)	(22)	—	(111)	(133)

Net income (loss)	(153)	322	62	384	13	(115)	129

(a) Includes net sales of $29, operating income before depreciation of $15, operating profit of $14 and net income of $14 corresponding to Telecom Argentina USA.

❑ Balance sheet information

Fixed assets, net	4,060	1,458	243	1,701	2	—	5,763
Intangible assets, net	147	622	12	634	2	—	783
Capital expenditures (without ARO and debt issue costs)	592	557	76	633	1	—	1,226
Depreciation of fixed assets	(924)	(366)	(52)	(418)	—	—	(1,342)
Amortization of intangible assets	(16)	(22)	(21)	(43)	(1)	—	(60)

❑ Cash flow information

Cash flows provided by (used in) operating activities	1,647	647	107	754	(1)	(4)	2,396

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(435)	(379)	(52)	(431)	—	—	(866)
Decrease in investments not considered as cash and cash equivalents and other concepts	62	—	—	—	—	—	62

Total cash flows used in investing activities	(373)	(379)	(52)	(431)	—	—	(804)

Cash flows from financing activities:
Debt proceeds	—	—	36	36	—	—	36
Payment of debt	(982)	(73)	(56)	(129)	—	—	(1,111)
Payment of interest and debt-related expenses	(326)	(128)	(3)	(131)	—	—	(457)
Payment of capital reimbursement of Nucleo	—	—	(4)	(4)	—	—	(4)

Total cash flows used in financing activities	(1,308)	(201)	(27)	(228)	—	—	(1,536)

Increase (decrease) in cash and cash equivalents	(34)	67	28	95	(1)	(4)	56
Cash and cash equivalents at the beginning of year	443	154	3	157	2	8	610

Cash and cash equivalents at the end of the year	409	221	31	252	1	4	666

12. Segment information (continued)

For the year ended December 31, 2005

❑ Income statement information

	Voice, data and Internet (a)	Wireless			Directories publishing	Nortel	Total
		Personal	Nucleo	Subtotal
Services	2,871	2,254	211	2,465	50	—	5,386
Handsets	—	322	10	332	—	—	332

Net sales	2,871	2,576	221	2,797	50	—	5,718
Salaries and social security	(558)	(99)	(14)	(113)	(14)	(1)	(686)
Taxes	(165)	(223)	(6)	(229)	(1)	—	(395)
Maintenance, materials and supplies	(207)	(73)	(10)	(83)	(19)	—	(309)
Bad debt expense	(5)	(22)	(1)	(23)	(1)	—	(29)
Interconnection costs	(144)	—	—	—	—	—	(144)
Cost of international outbound calls	(94)	—	—	—	—	—	(94)
Lease of circuits	(30)	(11)	(7)	(18)	—	—	(48)
Fees for services	(79)	(74)	(5)	(79)	—	(1)	(159)
Advertising	(41)	(100)	(9)	(109)	(2)	—	(152)
Agent commissions and distribution of prepaid cards commissions	(17)	(343)	(26)	(369)	—	—	(386)
Other commissions	(39)	(40)	(1)	(41)	(2)	—	(82)
Cost of wireless handsets	—	(602)	(11)	(613)	—	—	(613)
Roaming	—	(114)	(1)	(115)	—	—	(115)
Charges for TLRD	—	(251)	(20)	(271)	—	—	(271)
Others	(119)	(94)	(19)	(113)	(3)	—	(235)

Operating income (loss) before depreciation and amortization	1,373	530	91	621	8	(2)	2,000
Depreciation of fixed assets	(1,075)	(337)	(41)	(378)	(1)	—	(1,454)
Amortization of intangible assets	(9)	(20)	(15)	(35)	—	—	(44)

Operating income (loss)	289	173	35	208	7	(2)	502
Equity gain from related companies	7	—	—	—	—	—	7
Financial results, net	(117)	(190)	(1)	(191)	2	—	(306)
Other expenses, net	(111)	(52)	1	(51)	(3)	(1)	(166)
Gain on debt restructuring	1,424	—	—	—	—	—	1,424

Net income (loss) before income tax and minority interest	1,492	(69)	35	(34)	6	(3)	1,461
Income tax, net	(219)	104	(4)	100	(3)	—	(122)
Minority interest	—	—	(8)	(8)	—	(604)	(612)

Net income (loss)	1,273	35	23	58	3	(607)	727

(a)    Includes net sales of $29, operating income before depreciation of $14, operating profit of $13 and net income of $13 corresponding to Telecom Argentina USA. Additionally, includes a net loss of $1 corresponding to Micro Sistemas.

❑ Balance sheet information

Fixed assets, net	4,513	1,278	167	1,445	1	—	5,959
Intangible assets, net	91	644	26	670	3	—	764
Capital expenditures (without ARO and debt issue costs)	320	266	42	308	—	—	628
Depreciation of fixed assets	(1,075)	(337)	(41)	(378)	(1)	—	(1,454)
Amortization of intangible assets	(12)	(21)	(15)	(36)	—	—	(48)

❑ Cash flow information

Cash flows provided by (used in) operating activities	1,458	391	116	507	2	(2)	1,965

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(296)	(264)	(20)	(284)	(1)	—	(581)
Decrease in investments not considered as cash and cash equivalents	668	—	—	—	—	—	668

Total cash flows provided by (used in) investing activities	372	(264)	(20)	(284)	(1)	—	87

Cash flows from financing activities:
Debt proceeds	—	1,236	—	1,236	—	—	1,236
Payment of debt	(3,432)	(1,165)	(87)	(1,252)	—	—	(4,684)
Payment of interest and debt-related expenses	(805)	(132)	(7)	(139)	—	—	(944)

Total cash flows used in financing activities	(4,237)	(61)	(94)	(155)	—	—	(4,392)

Increase (decrease) in cash and cash equivalents	(2,407)	66	2	68	1	(2)	(2,340)
Cash and cash equivalents at the beginning of year	2,850	88	1	89	1	10	2,950

Cash and cash equivalents at the end of the year	443	154	3	157	2	8	610

12. Segment information (continued)

For the year ended December 31, 2004

❑ Income statement information

	Voice, data and Internet (a)	Wireless			Directories publishing	Nortel	Total
		Personal	Nucleo	Subtotal
Services	2,718	1,431	166	1,597	43	—	4,358
Handsets	—	135	1	136	—	—	136

Net sales	2,718	1,566	167	1,733	43	—	4,494
Salaries and social security	(491)	(80)	(10)	(90)	(12)	(1)	(594)
Taxes	(148)	(144)	(8)	(152)	(1)	—	(301)
Maintenance, materials and supplies	(184)	(28)	(6)	(34)	(15)	—	(233)
Bad debt expense	8	(11)	(1)	(12)	(1)	—	(5)
Interconnection costs	(135)	—	—	—	—	—	(135)
Cost of international outbound calls	(82)	—	—	—	—	—	(82)
Lease of circuits	(34)	(8)	(4)	(12)	—	—	(46)
Fees for services	(81)	(18)	(2)	(20)	(1)	(1)	(103)
Advertising	(27)	(57)	(7)	(64)	(2)	—	(93)
Agent commissions and distribution of prepaid cards commissions	(18)	(139)	(20)	(159)	—	—	(177)
Other commissions	(36)	(23)	(2)	(25)	—	—	(61)
Cost of wireless handsets	—	(233)	(4)	(237)	—	—	(237)
Roaming	—	(65)	—	(65)	—	—	(65)
Charges for TLRD	—	(124)	(13)	(137)	—	—	(137)
Others	(109)	(58)	(13)	(71)	(1)	(1)	(182)

Operating income (loss) before depreciation and amortization	1,381	578	77	655	10	(3)	2,043
Depreciation of fixed assets	(1,233)	(281)	(35)	(316)	(3)	—	(1,552)
Amortization of intangible assets	(48)	(28)	(17)	(45)	(1)	—	(94)

Operating income (loss)	100	269	25	294	6	(3)	397
Equity gain from related companies	—	—	—	—	(2)	—	(2)
Financial results, net	(989)	(166)	(18)	(184)	1	—	(1,172)
Other expenses, net	(68)	(11)	1	(10)	—	7	(71)
Gain (loss) on debt restructuring	(21)	223	7	230	—	—	209

Net (loss) income before income tax and minority interest	(978)	315	15	330	5	4	(639)
Income tax, net	—	(6)	(18)	(24)	(2)	(1)	(27)
Minority interest	—	—	3	3	—	302	305

Net (loss) income	(978)	309	—	309	3	305	(361)

(a) Includes net sales of $38, operating income before depreciation of $14, operating profit of $13 and net income of $13 corresponding to Telecom Argentina USA.

❑ Balance sheet information

Fixed assets, net	5,387	1,352	155	1,507	1	—	6,895
Intangible assets, net	84	648	38	686	3	—	773
Capital expenditures (without ARO)	254	232	35	267	—	—	521
Depreciation of fixed assets	(1,233)	(281)	(35)	(316)	(3)	—	(1,552)
Amortization of intangible assets	(50)	(29)	(19)	(48)	(1)	—	(99)

❑ Cash flow information

Cash flows provided by (used in) operating activities	1,754	366	81	447	(1)	(4)	2,196

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(208)	(233)	(32)	(265)	—	—	(473)
(Increase) decrease in investments not considered as cash and cash equivalents	(465)	69	18	87	—	—	(378)

Total cash flows used in investing activities	(673)	(164)	(14)	(178)	—	—	(851)

Cash flows from financing activities:
Payment of debt	—	(381)	(90)	(471)	—	—	(471)
Payment of interest and debt-related expenses	(17)	(116)	(21)	(137)	—	—	(154)

Total cash flows used in financing activities	(17)	(497)	(111)	(608)	—	—	(625)

Increase (decrease) in cash and cash equivalents	1,064	(295)	(44)	(339)	(1)	(4)	720
Cash and cash equivalents at the beginning of year	1,786	383	45	428	2	14	2,230

Cash and cash equivalents at the end of the year	2,850	88	1	89	1	10	2,950

13. Unconsolidated information

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

Balance sheets:

	As of December 31,
	2006	2005
ASSETS
Current Assets
Investments	4	8

Total current assets	4	8

Non-Current Assets
Investments	1,165	1,022

Total non-current assets	1,165	1,022

TOTAL ASSETS	$1,169	$1,030

LIABILITIES
Current Liabilities
Taxes payable	2	2

Total current liabilities	2	2

TOTAL LIABILITIES	$2	$2

SHAREHOLDERS’ EQUITY	$1,167	$1,028

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,169	$1,030

Statements of income:

	Years ended December 31,
	2006	2005	2004
Equity gain (loss) from related companies	$133	$730	$(364)
General and administrative expenses	(2)	(2)	(3)
Other expenses, net	(2)	(1)	7
Income tax expense	—	—	(1)

Net income (loss)	$129	$727	$(361)

Condensed statements of cash flows:

	Years ended December 31,
	2006	2005	2004
Cash flows used in operating activities	$(4)	$(2)	$(4)
Decrease in cash and cash equivalents	(4)	(2)	(4)
Cash and cash equivalents at the beginning of year	8	10	14

Cash and cash equivalents at the end of the year	$4	$8	$10

14. Differences between Argentine GAAP and US GAAP

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

14. Differences between Argentine GAAP and US GAAP (continued)

	Years ended December 31,
	2006	2005	2004
Reconciliation of net income (loss):
Total net income (loss) under Argentine GAAP	$129	$727	$(361)
US GAAP adjustments:
Redeemable preferred shares (a)	(107)	(129)	(95)
Foreign currency translation (b)	(17)	(10)	9
Reversal of capitalization of foreign currency exchange differences (c.1)	—	29	6
Depreciation of foreign currency exchange differences (c.2)	104	100	117
Debt Restructurings (d)	418	(1,230)	(235)
Extinguishment of Personal’s and Nucleo’s restructured debts (e)	7	165	—
Personal Pre-APE Debt Restructurings (f)	—	—	20
Other adjustments (g)	(2)	(5)	(6)
Tax effects on US GAAP adjustments (h.1)	(185)	328	34
Valuation allowance (h.2)	—	424	(60)
Minority interest (i)	(145)	92	52

Net income (loss) under US GAAP	$202	$491	$(519)

	As of December 31,
	2006	2005	2004
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	$1,167	$1,028	$297
US GAAP adjustments:
Redeemable preferred shares (a)	(815)	(708)	(579)
Foreign currency translation (b)	(49)	(7)	11
Capitalization of foreign currency exchange differences (c.1)	(784)	(784)	(813)
Accumulated depreciation of foreign currency exchange differences (c.2)	574	470	370
Debt Restructurings (d)	(875)	(1,300)	(235)
Other adjustments (g)	(6)	3	1
Tax effects on US GAAP adjustments (h.1)	382	565	239
Valuation allowance (h.2)	—	—	(424)
Minority interest (i)	352	479	385

Shareholders’ equity (deficit) under US GAAP	$(54)	$(254)	$(748)

	Years ended December 31,
	2006	2005	2004
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ equity (deficit) as of the beginning of the year	$(254)	$(748)	$(229)
Other comprehensive (loss) income	(2)	3	—
Net income (loss) under US GAAP	202	491	(519)

Shareholders’ equity (deficit) as of the end of the year	$(54)	$(254)	$(748)

a) Preferred shares

Under Argentine GAAP, and as described in Note 4.v, redeemable preferred shares (Class “A” preferred shares for Nortel) are included under the “Shareholders’ equity” caption, considering the economical and contractual entity of these shares.

Under US GAAP, the redeemable Class “A” preferred shares were considered as liabilities, with the corresponding accrued and unpaid dividends.

b) Foreign currency translation

As indicated in Note 4.a., under Argentine GAAP, the financial statements of the Telecom Argentina’s foreign subsidiaries are translated using year-end exchange rates for assets, liabilities and results of operations. Translation adjustments are accumulated and reported as a separate component of shareholders’ equity.

Under US GAAP, the financial statements of Telecom Argentina’s foreign subsidiaries are translated into Argentine pesos following the guidelines established in Statement of Financial Accounting Standards (“SFAS”) No.52, “Foreign Currency Translation” (“SFAS No.52”). Under SFAS No.52, in the case of foreign subsidiaries whose local currency is not the functional currency, the monetary/non-monetary method of translation has been used to remeasure assets and liabilities to the functional currency prior to translation. This method involves the translation of monetary assets and liabilities at the exchange rate in effect at the end of each year, and the non-monetary assets and liabilities and equity at historical exchange rates (i.e., the exchange rates in effect when the transactions occur). Average exchange rates have been applied for the translation of the accounts that make up the results of the years, except for those charges related to non-monetary assets and liabilities, which have been translated using historical exchange rates. Translation adjustments are included in the statement of income. Once the assets and liabilities have been remeasured to the functional currency, the year-end current rate has been used to translate them to the reporting currency, the Argentine Peso for Telecom Argentina. In this case, translation adjustments are recorded as a separate component of shareholders’ equity.

14. Differences between Argentine GAAP and US GAAP (continued)

c) Capitalization of foreign currency exchange differences

c.1) Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met. Under US GAAP, foreign currency exchange differences cannot be capitalized, and were expensed as incurred. Therefore, such capitalization and its reversal were reversed.

c.2) This adjustment represents the effect on accumulated depreciation and the depreciation for the years ended December 31, 2006, 2005 and 2004, of the adjustment described in b.1 above.

d) Debt Restructurings

As discussed in Note 8.2., Telecom Argentina completed the restructuring of its outstanding indebtedness in August 2005. In November 2004 Personal and Personal’s subsidiary, Nucleo, completed the restructuring of their respective outstanding indebtedness (see “Gain on debt Restructuring” on the Consolidated Statement of Income and Note 5.w). The restructurings of Telecom Argentina, Personal and Nucleo’s (referred hereinafter to as the “entities”) outstanding indebtedness are collectively referred hereinafter to as the “Debt Restructurings”. The Debt Restructurings involved (i) the full settlement of certain outstanding loans of the entities and (ii) the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the entities with modified terms. In connection with (ii), the entities issued new debt instruments.

Under Argentine GAAP, the new debt instruments issued by the entities were recorded at estimated net present value at each restructuring date. The new debt instruments are subsequently accreted to their respective face value using the interest method. Loss on accretion is recorded in the statement of income. For the years ended December 31, 2006, 2005 and 2004, Telecom Argentina recorded a $131, $116 and $1 loss on accretion, respectively.

As a result of the extinguishment of Personal’s and Nucleo’s restructured debts detailed in d) below, the only valuation difference arising from debt restructurings as of December 31, 2006 is that related to Telecom Argentina.

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

For those outstanding loans which were fully settled, there was no difference in measurement basis between Argentine GAAP and US GAAP. Under both Argentine GAAP and US GAAP a gain of $19 and $9 on debt restructuring related to Telecom Argentina and Personal debt restructuring, respectively, was measured by the excess of the carrying amount of the payables over the cash surrendered.

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

Accordingly, for those restructured loans where their carrying value did not exceed the total future mandatory cash payments specified by the terms of the new instruments, no gain was recognized under US GAAP as of the date of the Debt Restructurings. The carrying values of the loans are being reduced as payments are made. Interest expense is computed as the discount rate that equated the present value of the future cash payments specified by the new debt with the carrying amount of the original loans.

14. Differences between Argentine GAAP and US GAAP (continued)

On the other hand, for those restructured loans where their total future mandatory cash payments specified by the new terms were less than the respective carrying amounts, then the carrying amounts were reduced to an amount equal to the total future mandatory cash payments specified by the new terms, and a gain was recognized under US GAAP equal to the amount of the reduction. In the case of Telecom Argentina and Personal debt restructuring, such gain under US GAAP amounted to $91 and $7, respectively. Thereafter, all cash payments under the new terms are accounted for as reductions of the carrying amount of the payables and no interest expense is recognized.

When any principal prepayments are made, Telecom Argentina estimates the total new future mandatory cash payments and consequently records a gain under US GAAP as a result of the reduction of the estimated future cash payments at the time of prepayment.

In summary, the US GAAP reconciling item of net income (loss) reflects the (a) reversal of the loss on accretion recognized under Argentine GAAP, (b) reversal of a portion of gain on restructuring recognized under Argentine GAAP for those outstanding loans restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, (c) reversal of interest expense of new debt instruments computed under Argentine GAAP, (d) gain arising from principal prepayments and (e) computation of the interest expense under US GAAP as described above.

The US GAAP reconciling item for the Debt Restructurings is comprised as follows:

Included in the reconciliation of net income (loss):

	Years ended December 31,
	2006	2005	2004
Reversal of loss on accretion recognized under Argentine GAAP (a)	$131	$116	$1
Reversal of a portion of gain on restructuring recognized under argentine GAAP (b)	—	(1,393)	(239)
Reversal of interest expense computed under Argentine GAAP (c)	226	200	12
Gain on principal prepayments in April and October 2006 under US GAAP (d)	179	—	—
Computation of interest expense under US GAAP (e)	(118)	(153)	(9)

Total US GAAP reconciling item for Debt Restructurings	$418	$(1,230)	$(235)

Included in the reconciliation of shareholders´ equity:

Debt valuation differences between Argentine GAAP and US GAAP	As of December 31,
	2006	2005		2004
	Telecom Argentina	Telecom Argentina	Nucleo	Personal	Nucleo
Total debt under Argentine GAAP (a)	$2,894	$3,621	$38	$1,115	$120
Reversal of gain on discount on principal and interest under Argentine GAAP	1,151	1,151	11	203	11
Gain on the fully settled debt under US GAAP at restructuring date	(19)	(19)	—	(9)	—
Gain for restructured debts that their future cash payments are less then their carrying amount under US GAAP	(91)	(91)	—	(7)	—
Discounting of debt amount at year-end	146	277	—	40	—
Gain on principal prepayments in April and October 2006 under US GAAP	(179)	—	—	—	—
Difference between Argentine GAAP and US GAAP on the computed interest	(133)	(25)	(4)	(2)	(1)

Total debt under US GAAP (b)	$3,769	$4,914	$45	$1,340	$130

Breakdown by entity	As of December 31,
	2006	2005	2004
Telecom Argentina (b) – (a)	$875	$1,293	$—
Personal (b) – (a)	—	—	225
Nucleo (b) – (a)	—	7	10

Total US GAAP reconciling item for Debt Restructurings	$875	$1,300	$235

e) Extinguishment of Personal’s and Nucleo’s restructured debts

As discussed in Note 8.3., in December 2005, Personal issued new Notes and bank loans, the net proceeds of which were used, together with available cash, to fully settle all amounts of principal and interest outstanding under Series A and Series B loans, which had been issued in November 2004 pursuant to Personal’s debt restructuring (“Personal’s restructured debts”).

Additionally, as discussed in Note 8.3., in the first quarter of 2006, Nucleo issued new debt which, together with available cash, was used to settle the outstanding bank loans which had been restructured in November 2004.

14. Differences between Argentine GAAP and US GAAP (continued)

As Personal’s and Nucleo’s restructured debts were fully settled, under both Argentine GAAP and US GAAP, Telecom Argentina derecognized such debts and recorded, under US GAAP, a result on extinguishment of liabilities which was measured by the difference between the carrying amount of the debts and the cash surrendered.

As discussed in c) above, Personal’s and Nucleo’s restructured debts had been accounted for under SFAS No.15 and EITF 02-04 under US GAAP. Accordingly, under US GAAP, the carrying amount of Personal’s and Nucleo’s restructured debts as of the date of extinguishment differed from such amount under Argentine GAAP. This difference between the US GAAP carrying amount basis of Personal’s and Nucleo’s restructured debt and the Argentine GAAP basis gave rise to a different gain on debt extinguishment. The reconciling item of net income (loss) for the years ended December 31, 2006 and 2005 represents such different gain on Nucleo’s and Personal’s debt extinguishment, respectively.

f) Personal Pre-APE Debt Restructurings

During the year ended December 31, 2004, Personal received notices of acceleration for the restructured debt in December 2002. Accordingly, Personal recorded a loss of $20 under Argentine GAAP to carry such debt at fair value. Since no gain had been originally recorded under US GAAP and the old debt had not been derecognized, the US GAAP adjustment reflects the reversal of the loss recorded under Argentine GAAP.

g) Other adjustments

The Telecom Group has aggregated under this caption certain reconciling items which management believes are not significant to The Telecom Group’s financial position and results of operations. The US GAAP reconciling items included under “other adjustments” were as follows for all years presented:

Included in the reconciliation of net income (loss):

	Years ended December 31,
	2006	2005	2004
Present-value accounting	$(6)	$2	$(8)
Accounting for investments in debt securities	7	(7)	—
Cost related to certain amendments of restructured debt terms	(2)	—	—
Fixed assets held for sale	(1)	—	—
Equity gain on related companies	—	—	2

Total other adjustments (g)	$(2)	$(5)	$(6)

Included in the reconciliation of shareholders´ equity:

	As of December 31,
	2006	2005	2004
Present-value accounting	$(3)	$3	$1
Cost related to certain amendments of restructured debt terms	(2)	—	—
Fixed assets held for sale	(1)	—	—

Total other adjustments (g)	$(6)	$3	$1

- Present-value accounting

As indicated in Notes 4.f. and 4.g., under Argentine GAAP, certain monetary assets and liabilities are measured based on the calculation of their discounted value. Under US GAAP, discounting of these assets and liabilities is precluded.

- Accounting for investments in debt securities

Under Argentine GAAP, certain investments in debt securities were recorded at fair value with unrealized gain of $7, recognized in the statement of income for the year ended December 31, 2005. Under US GAAP, these investments were classified as available-for-sale and unrealized gain was excluded from earnings and reported as a separate component of shareholders equity until sale or disposal.

In the first quarter of 2006, Telecom Argentina sold these investments. Therefore, Telecom Argentina recognized the gain in the statement of income for US GAAP purposes during the year 2006.

- Costs related to certain amendments of restructured debt terms

As discussed in Note 8.2., in the first quarter of 2006, Telecom Argentina agreed with certain financial creditors to amend its restructured debt terms to modify certain covenants.

Under Argentine GAAP, costs related to such amendment are deferred and amortized under the interest method over the remaining life of the related debt.

14. Differences between Argentine GAAP and US GAAP (continued)

However, under US GAAP, Telecom Argentina followed the guidance in EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” which provides more specific rules to address how to account for costs related to the modification of debt terms. Under EITF 96-19, while the fees to be paid by the debtor to the creditor as part of the modification are to be amortized as an adjustment of interest expense over the remaining term of the modified debt instrument, the costs to be paid to third parties directly related to the modification (such as legal fees) are expensed as incurred. Therefore, the costs incurred during the period with third parties have to be recognized as expenses.

- Fixed assets held for sale

Under Argentine GAAP, Telecom Argentina classified certain fixed assets as held for sale which are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category and ceased depreciating them, as from September 30, 2005. However, under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions in paragraph 30 of SFAS No.144 are met. As some of these conditions are not met under US GAAP, these assets have to be classified as held and used and depreciated. The US GAAP adjustment for the year ended December 31, 2006 represents the depreciation of such assets. The depreciation of these assets for the fourth quarter of 2005 is less than $1.

- Gain (loss) on equity investees

As of December 31, 2004, Telecom Argentina held a 5.75% ownership interest in Nahuelsat, which was subsequently sold during the year 2005. Under Argentine GAAP, Telecom Argentina recorded this investment at the lower of cost or net realizable value.

For US GAAP purposes, Telecom Argentina accounts for investments in non-marketable equity securities in accordance with Accounting Principles Board Opinion No. 18 (“APB 18”) and related interpretations. Under APB 18, investments in less than 20% of the capital stock are generally carried at cost. Under the cost method, investments are recorded and reported at original cost until they are partially or entirely disposed of or the original cost value has been impaired. Subsequent write-ups are prohibited under US GAAP.

As of December 31, 2002, the investment in Nahuelsat was written down to zero since its original cost was deemed to be permanently impaired. The cost basis of this investment was zero for both Argentine GAAP and US GAAP for the year ended December 31, 2002.

During the year 2003, the investment in Nahuelsat was written up for Argentine GAAP purposes. Subsequently, during the year 2004, Telecom Argentina recorded a new write-down of the investment of $2 for Argentine GAAP purposes. For US GAAP purposes, for the reasons described above, such write-up and down were reversed.

- Inventories

Under Argentine GAAP, inventories are stated at replacement cost. Under US GAAP, inventories are stated at the lower of cost or market. This effect is not shown on the summary table above, because this US GAAP adjustment is less than $1 for all years presented.

h) Income taxes

h.1) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

h.2) Valuation allowance

The US GAAP reconciling item for the year ended December 31, 2005 reflects the full reversal of the valuation allowance previously provided for under US GAAP.

i) Minority interest

The adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

j) Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees.

14. Differences between Argentine GAAP and US GAAP (continued)

Under US GAAP, Telecom Argentina has elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123. In accordance with AIN-APB No 25 “Accounting for Stock Issued to Employees—Accounting Interpretations of APB Opinion No 25”, the economic substance of a plan established by the principal stockholders is substantially the same for the company and the employee, whether the plan is adopted by the company or a principal stockholder. Consequently, the company should account for this type of plan when one is established or financed by a principal stockholder unless (1) the relationship between the stockholder and the company’s employee is one which would normally result in generosity, (2) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment, or (3) the company clearly does not benefit from the transaction. The rationale established 0in this Interpretation has been applied to other situations in which a principal stockholder undertakes transactions for the benefit of the company. Staff Accounting Bulletin (“SAB”) No. 79 (SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of the company to be accounted for according to its substance and not its form. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the company’s stock and the exercise price. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

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

Had Telecom Argentina been required by SEC regulations to include a reconciliation between Argentine GAAP and US GAAP for the fiscal year 1991, it would have included as a reconciling item a charge amounting to $465 in the statement of income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on shareholders’ equity determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by Nortel as of the Transfer Date and the purchase price to be paid by eligible employees.

k) Other Derivatives

As discussed in Notes 8.2. and 8.3., Telecom Argentina entered into several financing arrangements as part of the Debt Restructurings and the issuance of Personal’s new debt. These financial instruments contain derivative instruments that are “embedded” in the financial instruments, i.e. zero-cost collar and optional redemption and/or mandatory prepayment features. Telecom Argentina assessed whether the economic characteristics of these embedded derivatives are clearly and closely related to the economic characteristics of the remaining component of the financial instruments (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. Since it was determined that (i) the embedded derivative possesses economic characteristics that are clearly and closely related to the economic characteristics of the host contract, and (ii) a separate instrument with the same terms would not qualify as a derivative instrument, the embedded derivative were not separated from the host contract.

l) Impairment of long-lived assets, except for indefinite-life PCS license

As indicated in Note 4.m., under Argentine GAAP, the carrying value of a long-lived asset is considered impaired by Telecom Argentina when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Under US GAAP, as a first step, the carrying value of a long-lived asset is considered impaired by Telecom Argentina when the expected cash flows, undiscounted and without interest cost, from such an asset, is less than its carrying value. In such case, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

14. Differences between Argentine GAAP and US GAAP (continued)

Based on both Argentine GAAP and US GAAP assessments, there was no impairment identified for long-lived assets.

II. Additional disclosure requirements

a) Disclosure of lease information

Under US GAAP, additional disclosures are required as per SFAS No.13 “Accounting for Leases”, as follows:

Operating leases

In the normal course of business, Telecom Argentina leases cell sites, switch sites, satellite capacity and circuits under various noncancelable operating leases that expire on various dates through 2016. Rental expense is recognized ratably over the lease terms. Future minimum lease payments as of December 31, 2006, are as follows:

Year ending December 31, 2007	60
Year ending December 31, 2008	15
Year ending December 31, 2009	8
Year ending December 31, 2010	4
Thereafter	3

Total	$90

Rental expense and lease of circuits for the years ended December 31, 2006, 2005 and 2004 are included in Note 15.h.

Telecom Argentina does not have assets under capital leases for the years ended December 31, 2006, 2005 and 2004.

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

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, Telecom Argentina’s fair values should not be compared to those of other companies.

Under the Statement, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not necessarily represent the underlying value of Telecom Argentina. For certain assets and liabilities, the information required under the Statement is supplemental with additional information relevant to an understanding of the fair value.

The methods and assumptions used to estimate the fair values of each class of financial instrument as of December 31, 2006 and 2005 are as follows:

14. Differences between Argentine GAAP and US GAAP (continued)

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting of time deposits and mutual funds, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

Government securities

The fair value of government securities is based on quoted market prices for those or similar investments.

	As of December 31,
	2006		2005
	Carrying amount	Fair value	Carrying amount	Fair value
Government securities	—	—	40	40

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

Debt

The fair value of the Company’s debt as of December 31, 2006 is estimated based on its quoted market prices as described in Note 8. As of December 31, 2006, the fair value of the Company’s debt was $4,267 and the related carrying amount was $4,098 under Argentine GAAP. As of December 31, 2005, the fair value of the Company’s debt was $5,017 and the related carrying amount was $4,901 under Argentine GAAP.

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

The following tables summarize benefit costs for the years ended December 31, 2006, 2005 and 2004, as well as the benefit obligations associated with postretirement benefit plans as of December 31, 2006 and 2005:

	As of December 31,
	2006	2005
Accumulated benefit obligation	$6	$4
Effect of future compensation increases	8	6

Projected benefit obligation	$14	$10

	Years ended December 31,
	2006	2005	2004
Service cost	$1	$1	$1
Interest cost	3	2	1

Total benefit cost	$4	$3	$2

The actuarial assumptions used are based on market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2006	2005	2004
Discount rate (1)	10.5%	10.5%	11%
Projected increase rate in compensation	10-12%	10-30%	2-12%

(1)	Represents estimates of real rate of interest rather than nominal rate in $.

14. Differences between Argentine GAAP and US GAAP (continued)

d) Risks and uncertainties

The Company’s customers are mostly concentrated in Argentina. Historically, social, political and economic conditions in Argentina are volatile and may impair the Company’s operations. This volatility could make it difficult for the Company to develop its business, generate revenues or achieve or sustain profitability. In the past, volatility has been caused by: currency devaluation, significant governmental influence over many aspects of local economies, political and economic instability, unexpected changes in regulatory requirements, social unrest or violence, slow or negative economic growth, imposition of trade barriers, and wage and price controls. Most or all of these factors occurred at various times in the past few years and still occur today in the Company’s core target market in Argentina. The Company has no control over these matters.

The Company’s future results of operations and financial condition could be impacted by the following factors, among others:

•	the ability to finance and manage expected growth;

•	customer churn-rates;

•	impact of competitive services, products and pricing;

•	dependence on key personnel;

•	legal proceedings; and

•	Government regulation.

e) Asset retirement obligations

The balance of Telecom Argentina’s asset retirement obligations as of December 31, 2006 and 2005 was $24 and $21, respectively and is included in other long-term liabilities on the consolidated balance sheets. Accretion expense and settlements during 2006 and 2005 were not significant.

f) Segment Information

As discussed in Note 12, the Telecom Group has identified its operating segments to be the six legal entities through which it conducts business. The identification of these segments is consistent with the requirements of paragraph 10 of SFAS No.131 “Disclosures about Segments of an Enterprise and Related Information”.

Under Argentine GAAP, the Telecom Group has combined these operating segments into three reportable segments based on the nature of products and services provided by the entities. The three reportable segments under Argentine GAAP are: Voice, data and Internet services, Wireless services and Directory publishing services.

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

The Telecom Group has assessed whether the operating segments combined to create the “Wireless services” reportable segment have similar economic characteristics. As such, the Telecom Group determined that Nucleo (the subsidiary which provides wireless services in Paraguay) does not show similar long-term average gross margins with those of Personal. Cable Insignia has been dormant and with no operations for all periods presented, and therefore has no impact in presentation. Accordingly, following the guidance in paragraph 17 of SFAS No. 131, Nucleo would not be aggregated together with Personal to create one reportable segment, but rather it would be shown as a separate operating segment.

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

14. Differences between Argentine GAAP and US GAAP (continued)

g) Balance sheet classification differences

Deferred income taxes

Under Argentine GAAP, the net deferred tax liability has been classified as a non-current tax payable as of December 31, 2006 and 2005.

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

As of December 31, 2006, the net current deferred tax asset is $369 and the net non-current deferred tax liability is $50 under US GAAP. As of December 31, 2005, the net current deferred tax asset is $272 and the net non-current deferred tax asset is $201 under US GAAP.

Current restricted cash

Under Argentine GAAP, as described in Note 11.c., Telecom Argentina has classified restricted cash amounting to $44 as other receivables, as of December 31, 2006. Under US GAAP, restricted cash may be shown as a separate line item on the face of the balance sheet or classified as cash or investments, as appropriate, but identified in the notes to the financial statements. Restricted cash at December 31, 2006 represented cash in escrow related to certain judicial proceedings. The restricted cash is $17 as of December 31, 2005.

Revenue recognition

As indicated in Note 4.b., under Argentine GAAP, installation fees are recognized at the time of installation or activation. Associated direct expenses are expensed as incurred. These costs exceed installation revenues for all periods presented.

For US GAAP purposes, non-refundable installation fees are deferred and recognized over the estimated customer relationship period. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to the amount of deferred revenues. Since installation costs exceed installation revenues for all periods presented and considering that this excess is recognized immediately, there is no measurement difference between Argentine GAAP and US GAAP in this regard. However, the amount of assets and liabilities under US GAAP would differ as a result of the deferral of revenues and related costs. This effect for US GAAP purposes of recording the related deferred asset and liability is not significant for the years presented.

Classification of Telecom Argentina’s restructured debt

Under Argentine GAAP, Telecom Argentina has classified the outstanding balance of its restructured debt as current and non-current based on the contractual maturity of the new debt instruments adjusted to reflect Telecom Argentina’s intent and ability to apply estimated cash flows to make prepayments. In making the classification, Telecom Argentina uses its best estimates of generating cash flows during the following periods.

Under US GAAP, current restructured debt includes amounts due within the next twelve months at the balance sheet date. All other amounts are classified as non-current. Therefore, as of December 31, 2006, current and non current debt under US GAAP would have been $679 and $4,294, respectively. As of December 31, 2005, current and non current debt under US GAAP would have been $557 and $5,644, respectively.

h) Acquisition of indefeasible rights of use

In the ordinary course of business, Telecom Argentina enters into certain capacity agreements (the “IRU Contracts”) pursuant to which Telecom Argentina purchases the rights to use of fiber optic capacity for a period of 15 years. The rights of use purchased in 2006 amounted to $52 of which $13 is still outstanding as of December 31, 2006. Telecom Argentina is also committed to pay operation and maintenance costs (O&M) over the life of the IRU contracts.

Under Argentine GAAP, Telecom Argentina recognized the up-front cash payment and the remaining payable related to the IRU Contracts as an intangible asset. The intangible asset is being amortized under the straight-line method over the term of the Contracts, i.e. 15 years. Amortization expense is included under intangible amortization in the statement of income. Telecom Argentina determined that the two capacity agreements are service contracts.

14. Differences between Argentine GAAP and US GAAP (continued)

Under US GAAP, the Company evaluated the guidance in EITF 01-08 “Determining whether an arrangement contains a lease”, and determined that the contracts do not contain a lease element, rather they are service contracts. In addition, under US GAAP, neither the cash up-front payments nor the remaining amount payables under the contracts qualify for recognition as intangible assets. Rather the prepayment would be recognized as a prepaid asset. The Company would recognize service expense, including operating and maintenance costs, on a straight-line basis over the term of the IRU contracts. Accordingly, amortization expense would have been reduced by $4 and $2 for the years ended December 31, 2006 and 2005, respectively, and service expense would have been increased by same amounts for those years.

i) Income statement classification differences

The following table reconciles the operating income as shown in the statement of income under Argentine GAAP to the operating income that would be reported under US GAAP, which contemplate classification differences under US GAAP:

	Years ended December 31,
	2006	2005	2004
Operating income under Argentine GAAP	$910	$502	$397
Foreign currency translation	6	2	1
Depreciation of foreign currency exchange differences	104	117	119
Other expenses, net as operating loss under US GAAP	(188)	(166)	(71)
Other	(6)	(14)	(6)

Operating income under US GAAP	$826	$441	$440

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

The following tables set forth the computation of basic and diluted net income (loss) per share for the years indicated:

	Years ended December 31,
	2006	2005	2004
Common Shares:
Numerator:
Net income (loss) under USGAAP	$202	$491	$(519)
Net (income) loss available to Preferred Shares Class B	(99)	(240)	254
Net income (loss) available to common shares	103	251	(265)
Denominator:
Number of common shares outstanding	5,330,400	5,330,400	5,330,400
Basic and diluted net income (loss) per common share	$19.35	$(47.02)	$(49.70)

Preferred Shares Class B:
Numerator:
Net income (loss) available to Preferred Shares B	$99	$240	$(254)
Denominator:
Number of Preferred Shares Class B outstanding	1,470,455	1,470,455	1,470,455
Basic and diluted net (loss) income per Preferred Share Class B	$67.25	$163.46	$(172.78)

As mentioned in Note 9, the Class A preferred shares are entitled to an additional non cumulative dividend for each fiscal year since 1994 until the last redemption period, if the DROE of Telecom Argentina (as defined in the “issuance terms”) exceeded 10%. Such DROE did not exceed 10% for any of the periods presented, therefore, no income has been allocated to the Class A preferred shares for this additional dividend in the earnings per share calculation.

k) Cash flows statement classification differences

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts. Under both Argentine GAAP and US GAAP, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the same totals that would be reported in a statement of cash flows prepared based on US GAAP amounts. However, as discussed further below, certain differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities that would be reported under SFAS No. 95 “Statement of Cash Flows”.

14. Differences between Argentine GAAP and US GAAP (continued)

Under Argentine GAAP, payments to creditors for interest and withholding tax payments were reported as financing activities whereas these transactions would be classified as cash flows used in operating activities for US GAAP purposes. Additionally, under Argentine GAAP, cash outflows for the acquisition of indefeasible rights of use, which amounted to $ 39, $31 and $12 for fiscal years 2006, 2005 and 2004, respectively, were reported as investing activities. Under US GAAP, these transactions would be classified as cash outflows from operating activities.

Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the years shown in the consolidated statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. A table reconciling the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows is included in Note 6 to the financial statements.

In addition, under Argentine GAAP the effect of exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by US GAAP.

The following tables set forth the condensed statements of cash flows prepared in accordance with U.S.GAAP:

	Years ended December 31,
	2006	2005	2004
Cash flows provided by operating activities	$1,943	$1,302	$1,939

Cash flows from investing activities
Acquisition of fixed assets and intangible assets	(828)	(550)	(461)
Decrease (increase) in investments not considered as cash and cash equivalents and others	62	668	(378)

Total cash flows (used in) provided by investing activities	(766)	118	(839)

Cash flows from financing activities
Debt proceeds	36	1,236	—
Payment of debt	(1,111)	(4,684)	(471)
Payment of debt-related expenses and others	(52)	(59)	(36)

Total cash flows used in financing activities	(1,127)	(3,507)	(507)

Effect of exchange rate changes on cash and cash equivalents	6	(253)	127
Increase (Decrease) in cash and cash equivalents	56	(2,340)	720
Cash and cash equivalents at the beginning of year	610	2,950	2,230

Cash and cash equivalents at year end	$666	$610	$2,950

l) Change in the estimated useful lives of certain of fixed assets

During the year 2005, independent appraisals helped Telecom Argentina’s subsidiaries, Personal and Nucleo, to reassess the appropriateness of the useful lives of certain of their fixed assets. As a result of the work, Personal and Nucleo changed the useful lives of their TDMA and GSM networks and certain other network-related assets prospectively as from January 1, 2005. Accordingly, Personal and Nucleo recognized accelerated depreciation of $31 related to these assets.

Net of tax effect on net income for this change in the estimated useful lives was a loss of $20, which represents a loss of Argentine pesos 0.02 per share for the year 2005.

m) Severance indemnities

Under Argentine law and labor agreements, Telecom Argentina is required to make minimum severance payments to its employees dismissed without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, Telecom Argentina follows the guidelines established by SFAS No.112, “Employers’ Accounting for Post-employment Benefits”, and SFAS No.43, “Accounting for Compensated Absences”, which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While Telecom Argentina expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly Telecom Argentina has not recorded such liability.

n) Investments in debt securities

Note 15.c. to the financial statements presents the additional disclosure requirements in accordance with SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities”.

14. Differences between Argentine GAAP and US GAAP (continued)

o) Software developed or obtained for internal use

In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No.98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” This statement requires that certain internal and external costs associated with the purchase and/or development of internal use software be capitalized rather than expensed. The adoption of this standard under Argentine GAAP had no impact on the Company’s financial position or results of operations since the Company’s policy in capitalizing/expensing software costs is aligned to SOP 98-1.

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

	Years ended December 31,
	2006	2005	2004
Net income (loss) under US GAAP	$202	$491	$(519)
Other comprehensive income:
- Foreign currency translation	2	2	—
- Investments classified as available-for-sale	(7)	7	—
Tax benefit (expense)	2	(2)	—
Minority interest	1	(4)	—

Comprehensive income (loss)	$200	$494	$(519)

	As of December 31,
	2006	2005	2004
Accumulated other comprehensive income (a)	$11	$13	$10

(a)	Accumulated other comprehensive income as of December 31, 2006, 2005 and 2004 includes charges related to foreign currency translation adjustments. In addition, accumulated other comprehensive income as of December 31, 2005 includes charges related to investments classified as available-for-sale.

q) Valuation and qualifying accounts

Under Rule 12-09 of Regulation S-X of the SEC, the Company is required to file Schedule II “Valuation and qualifying accounts”. This schedule is designed to present an analysis of valuation reserves, such as the allowance for doubtful accounts. Note 15.e to the Argentine GAAP financial statements presents this information for the years indicated. The Company considers this information is similar in format and content to that required by the SEC.

r) Recently issued accounting pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), a replacement of APB Opinion No. 20, “Accounting Changes”, and Statement of Financial Accounting Standards No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. It is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have an impact on the Company’s financial reporting and disclosure.

In June 2006, the FASB issued the Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 addresses the recognition and measurement of uncertain income tax position using a “more-likely-than-not” threshold and introduces new disclosures requirements. The evaluation of a tax position in accordance with FIN 48 is a two-step process: a) determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position; and b) a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

14. Differences between Argentine GAAP and US GAAP (continued)

FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 does not have any impact on the Company’s results and Shareholders’ equity.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). The changes to current practice resulting from the application of SFAS 157 relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. The definition of fair value retains the exchange price notion in earlier definitions of fair value. SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently analyzing the impact that the adoption of SFAS 157 will have on the Company’s financial position and results of operations.

In September 2006, the Emerging Issues Task Force (“EITF”) issued the EITF No. 06-01, “Accounting for consideration given by a service provider to manufacturers or resellers of equipment necessary for an end-customer to receive service from the service provider”. The issue is whether the provisions of EITF No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” should be applied to payments made by a service provider to manufacturers and/or retailers/resellers of specialized equipment that is necessary for a customer to receive a service from the service provider and in that event, it should be characterized as a reduction of revenue or as an expense depending on the nature of the consideration. The EITF 06-01 is effective for financial statements issued for fiscal years beginning after June 15, 2007. The adoption of EITF 06-01 is not expected to have any significant impact on the Company’s current financial condition or results of operations.

15. Other financial statement info rmation

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

15. Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions			Foreign currency translation adjustments	Transfers	Decreases			As of the end of the year
Land	110			—	1	—			(2)	109
Building	1,453			—	—	5			(8)	1,450
Tower and pole	333			—	7	12			—	352
Transmission equipment	3,776	(a	)	17	26	215			(16)	4,018
Wireless network access	1,446			1	9	111			(16)	1,551
Switching equipment	4,078			10	12	86			(17)	4,169
Power equipment	544			—	5	15			(2)	562
External wiring	5,971			—	—	97			(3)	6,065
Telephony equipment and instruments	827	(a	)	1	22	13			(32)	831
Wireless handsets lent to customers at no cost	347			4	18	—			(298)	71
Vehicles	127			25	2	—			(33)	121
Furniture	110			1	2	2			(38)	77
Installations	312			1	4	7			(3)	321
Improvements in third parties buildings	84			—	—	—			—	84
Computer equipment	2,786			21	21	180			(11)	2,997
Work in progress	222	(a	)	923	5	(699)			—	451

Subtotal	22,526			1,004	134	44			(479)	23,229
Asset retirement obligations	21			3	1	—			—	25
Materials	94	(b	)	170	1	(44)			(66)	155

Total as of December 31, 2006	22,641			1,177	136	—	(c	)	(545)	23,409

Total as of December 31, 2005	22,240			617	37	—	(c	)	(253)	22,641

	Depreciation										Net carrying value as of December 31, 2006	Net carrying value as of December 31, 2005
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount			Foreign currency translation adjustments	Decreases and transfers			Accumulated as of the end of the year
Land	—	—			—	—			—	—	109	110
Building	(715)	4 – 10			(57)	—			4	(768)	682	738
Tower and pole	(233)	5 – 8			(17)	(3)			—	(253)	99	100
Transmission equipment	(3,019)	11 – 14			(225)	(17)			(73)	(3,334)	684	757
Wireless network access	(966)	11 – 14			(159)	(3)			9	(1,119)	432	480
Switching equipment	(3,256)	11 – 15			(262)	(5)			104	(3,419)	750	822
Power equipment	(406)	10 – 11			(39)	(4)			2	(447)	115	138
External wiring	(4,163)	6			(295)	—			2	(4,456)	1,609	1,808
Telephony equipment and instruments	(751)	11 – 18			(39)	(13)			32	(771)	60	76
Wireless handsets lent to customers at no cost	(344)	50			(5)	(16)			298	(67)	4	3
Vehicles	(99)	20			(9)	(2)			33	(77)	44	28
Furniture	(91)	10			(5)	(1)			38	(59)	18	19
Installations	(225)	8 – 25			(13)	(3)			3	(238)	83	87
Improvements in third parties buildings.	(61)	3			(2)	—			—	(63)	21	23
Computer equipment	(2,342)	18 – 22			(211)	(18)			11	(2,560)	437	444
Work in progress	—	—			—	—			—	—	451	222

Subtotal	(16,671)				(1,338)	(85)			463	(17,631)	5,598	5,855
Asset retirement obligations	(11)	16 – 21			(4)	—			—	(15)	10	10
Materials	—				—	—			—	—	155	94

Total as of December 31, 2006	(16,682)		(d	)	(1,342)	(85)	(c	)	463	(17,646)	5,763	5,959

Total as of December 31, 2005	(15,345)		(d	)	(1,454)	(21)	(c	)	138	(16,682)	5,959

(a)	Includes $14 in Transmission equipment, $1 in Telephony equipment and instruments and $52 in Work in progress, transferred from materials.
(b)	Net of $67 transferred to fixed assets.
(c)	Includes (13) and $(34), in December 2006 and December 2005, respectively, corresponding to the net carrying value of certain assets held for sale, included in Other assets. Additionally, in December 2005 includes (12) corresponding to the reversal of capitalized foreign currency exchange differences, net of depreciation, included in Gain on debt restructuring.
(d)	Includes $(104) and $(117), in December 2006 and December 2005, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences.

15. Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions			Foreign currency translation adjustments	Decreases			As of the end of the year
Software obtained or developed for internal use	433			—	7			—	440
Debt issue costs	99	(c	)	20	4	(d	)	(69)	54
PCS license	658			—	—			—	658
Band B license and PCS license (Paraguay)	140			—	42			(1)	181
Rights of use	88			52	—			—	140
Exclusivity agreements	98			—	—			(36)	62
Trademarks	8			—	—			—	8

Total as of December 31, 2006	1.524			72	53			(106)	1.543

Total as of December 31, 2005	1,472			36	16			—	1,524

	Amortization									Net carrying value as of December 31, 2006	Net carrying value as of December 31, 2005
Principal account	Accumulated as of the beginning of the year	Amount			Foreign currency translation adjustments	Decreases			Accumulated as of the end of the year
Software obtained or developed for internal use	(397)			(17)	(6)			—	(420)	20	36
Debt issue costs	(83)			(10)	(4)	(d	)	69	(28)	26	16
PCS license	(70)			—	—			—	(70)	588	588
Band B license and PCS license (Paraguay)	(114)			(21)	(35)			—	(170)	11	26
Rights of use	(27)			(8)	—			—	(35)	105	61
Exclusivity agreements	(64)			(3)	—			36	(31)	31	34
Trademarks	(5)			(1)	—			—	(6)	2	3

Total as of December 31, 2006	(760)	(a	)	(60)	(45)			105	(760)	783	764

Total as of December 31, 2005	(699)	(b	)	(48)	(13)			—	(760)	764

a)	An amount of $(46) is included in cost of services, $(4) in selling expenses and $(10) in financial results, net.
b)	An amount of $(39) is included in cost of services, $(5) in selling expenses, $(2) in financial results, net and $(2) in Gain on debt restructuring.
c)	Corresponds to the consent fees and other related fees that were paid by the Company to the noteholders that voted the amendments to the Trust Agreement on the Noteholders’ Meeting held on March 27, 2006.
d)	As a consequence of the closing of the debt restructuring process and the exchange of debt instruments, the related expenses of Telecom Argentina were fully amortized as of August 31, 2005.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of December 31, 2006	Cost value as of December 31, 2006	Book value as of December 31, 2006	Book value as of December 31, 2005
CURRENT INVESTMENTS
Government bonds
Secured 2018 Bond			—	—	—	12
Discount Peso Bond			—	—	—	15
Discount US$ Bond			—	—	—	13

Total government bonds			—	—	—	40

Mutual funds
Super Ahorro $ Clase B	$0.25	154,832,789	39	39	39	—
Optimun CDB $ Clase B	$1.66	4,111,655	7	7	7	—
ROBLE Ahorro $ HF Clase I	$1.16	23,294,288	27	27	27	5

Total mutual funds			73	73	73	5

Total current investments			73	73	73	45

(d) Current investments

	Cost as of December 31, 2006	Book value as of
		December 31, 2006	December 31, 2005
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$362	$363	$319
In Argentine pesos	197	199	240

Total current investments	$559	$562	$559

15. Other financial statement information (continued)

(e) Allowances and provisions

Items	Opening balances	Additions			Reclassifications	Deductions			As of December 31, 2006
Deducted from current assets
Allowance for doubtful accounts receivables	101			65	—			(56)	110
Allowance for obsolescence of inventories	9			5	—			(2)	12
Allowance for doubtful accounts and other assets	7			10	2			(3)	16

Total deducted from current assets	117			80	2			(61)	138

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	280			—	—			(81)	199
Allowance for doubtful accounts and other assets	20			5	(2)			—	23
Write-off of materials	—			22	—			—	22

Total deducted from non-current assets	300			27	(2)	(d	)	(81)	244

Total deducted from assets	417	(b	)	107	—			(142)	382

Included under current liabilities
Provision for contingencies	110			57	103			(183)	87

Total included under current liabilities	110			57	103			(183)	87

Included under non-current liabilities
Provision for contingencies	247			97	(103)			—	241

Total included under non-current liabilities	247			97	(103)			—	241

Total included under liabilities	357	(c	)	154	—			(183)	328

(a)	As of December 31, 2006 and 2005 this allowance is included in Taxes payable non-current.
(b)	Includes $64 in selling expenses, $1 in foreign currency translation adjustments and $42 in other expenses, net.
(c)	Includes $57 in selling expenses and $97 in other expenses, net.
(d)	Included in income tax.

Items	Opening balances	Additions			Reclassifications	Deductions			As of December 31, 2005
Deducted from current assets
Allowance for doubtful accounts receivables	104			29	—			(32)	101
Allowance for obsolescence of inventories	3			7	—			(1)	9
Impairment loss on the Argentina 2004 bond	56			—	—			(56)	—
Allowance for doubtful accounts and other assets	—			6	1			—	7

Total deducted from current assets	163			42	1			(89)	117

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	695			—	—			(415)	280
Allowance for doubtful accounts and other assets	6			15	(1)			—	20

Total deducted from non-current assets	701			15	(1)	(d	)	(415)	300

Total deducted from assets	864	(e	)	57	—			(504)	417

Included under current liabilities
Provision for contingencies	30			86	55			(61)	110

Total included under current liabilities	30			86	55			(61)	110

Included under non-current liabilities
Provision for contingencies	214			88	(55)			—	247

Total included under non-current liabilities	214			88	(55)			—	247

Total included under liabilities	244	(f	)	174	—			(61)	357

(e)	Includes $29 in selling expenses and $28 in other expenses, net.
(f)	Includes $86 in selling expenses and $88 in other expenses, net.

(f) Cost of services

	Years ended December 31,
	2006	2005	2004
Inventory balance at the beginning of the year	$113	$82	$16
Plus:
Purchases	1,060	664	326
Holding results on inventories	(5)	(14)	(6)
Wireless handsets lent to customers at no cost (a)	(4)	(3)	(8)
Replacements	(4)	(3)	(9)
Foreign currency translation adjustments in inventory	1	—	—
Cost of services (Note 15.h)	3,537	3,091	2,731
Less:
Inventory balance at year end	(188)	(113)	(82)

COST OF SERVICES	$4,510	$3,704	$2,968

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Years ended December 31,
	2006	2005	2004
Services
Net sales	$6,893	$5,386	$4,358
Cost of sales	(3,537)	(3,091)	(2,731)

Gross profit from services	$3,356	$2,295	$1,627

Handsets
Net sales	$544	$332	$136
Cost of sales	(973)	(613)	(237)

Gross loss from handsets	$(429)	$(281)	$(101)

TOTAL GROSS PROFIT	$2,927	$2,014	$1,526

15. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of December 31, 2006				As of December 31, 2005
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	US$	1	3.06200	$3	$—
	G	4,481	0.0005866	3	3
Bank accounts	US$	1	3.06200	2	7
	G	11,886	0.0005866	7	1
		¥—	—	—	12
Investments
Time deposits	US$	113	3.06200	347	244
	EURO	3	4.03910	14	73
	G	—	—	—	2
		¥73	0.02574	2	—
Government bonds	US$	—	—	—	13
Accounts receivable
	US$	16	3.06200	50	35
	G	40,025	0.0005866	23	26
Related parties	US$	1	3.06200	4	4
Other receivables
Prepaid expenses	US$	2	3.06200	5	—
	G	2,719	0.0005866	1	—
Tax credits	G	3,751	0.0005866	2	2
Others	US$	6	3.06200	17	—
	G	3,210	0.0005866	2	1
Non-current assets
Other receivables
Derivatives	US$	27	3.06200	85	—

Total assets				$567	$423

Current liabilities
Accounts payable
Suppliers	US$	154	3.06200	$472	$111
	G	19,168	0.0005866	11	6
	EURO	7	4.03910	29	10
Deferred revenues	G	13,052	0.0005866	8	5
Related parties	US$	10	3.06200	32	—
	EURO	2	4.03910	7	5
Debt
Notes – Principal	US$	185	3.06200	569	521
	EURO	86	4.03910	347	168
		¥1,980	0.02574	51	28
Banks loans and others – Principal	US$	80	3.06200	247	9
Accrued interest	US$	8	3.06200	24	37
	EURO	4	4.03910	16	17
		¥36	0.02574	1	1
Derivatives	US$	2	3.06200	5	46
Salaries and social security payable
Vacation, bonuses and social security payable	G	1,584	0.0005866	1	1
Taxes payable
Income tax	G	4,724	0.0005866	3	8
VAT	G	—	—	—	1
Other liabilities
Deferred revenue on sale of capacity	US$	2	3.06200	6	2
Others	G	—	—	—	1
Non-current liabilities
Debt
Notes – Principal	US$	446	3.06200	1,366	2,060
	EURO	296	4.03910	1,195	1,448
		¥6,835	0.02574	176	240
Banks loans and others – Principal	US$	17	3.06200	51	299
Gain on discounting of debt	US$	(7)	3.06200	(20)	(38)
	EURO	(26)	4.03910	(105)	(193)
		¥(817)	0.02574	(21)	(46)
Derivatives	US$	—	—	—	31
Taxes payable
Deferred tax liabilities	G	1,227	0.0005866	1	2
Other liabilities
Deferred revenue on sale of capacity	US$	16	3.06200	49	32

Total liabilities				$4,521	$4,812

(i)	US$ = United States dollars; G = Guaraníes; ¥ = Japanese Yen.

15. Other financial statement information (continued)

(h) Expenses

	Expenses			Fixed assets Work in progress	Year ended December 31, 2006
	Cost of services	General and administrative	Selling
Salaries and social security	$386	$135	$320	$10	$851
Depreciation of fixed assets	1,183	42	117	—	1,342
Amortization of intangible assets	46	—	4	—	50
Taxes	214	2	36	—	252
Turnover tax	288	—	—	—	288
Maintenance, materials and supplies.	281	15	71	—	367
Transportation and freight	16	7	42	—	65
Insurance	3	4	5	—	12
Energy, water and others	43	5	13	—	61
Bad debt expense	—	—	64	—	64
Interconnection costs	159	—	—	—	159
Cost of international outbound calls	111	—	—	—	111
Lease of circuits	56	—	—	—	56
Rental expense	61	3	13	—	77
Fees for services	57	56	138	—	251
Advertising	—	—	228	—	228
Agent commissions and distribution of prepaid cards commissions	—	—	548	—	548
Other commissions	—	2	119	—	121
Roaming	137	—	—	—	137
Charges for TLRD	445	—	—	—	445
Others	51	3	25	—	79

Total	$3,537	$274	$1,743	$10	$5,564

	Expenses			Year ended December 31, 2005
	Cost of services	General and administrative	Selling
Salaries and social security	$321	$123	$242	$686
Depreciation of fixed assets	1,278	38	138	1,454
Amortization of intangible assets	39	—	5	44
Taxes	140	5	32	177
Turnover tax	218	—	—	218
Maintenance, materials and supplies.	248	12	49	309
Transportation and freight	14	5	28	47
Insurance	5	1	6	12
Energy, water and others	37	4	9	50
Bad debt expense	—	—	29	29
Interconnection costs	144	—	—	144
Cost of international outbound calls	94	—	—	94
Lease of circuits	48	—	—	48
Rental expense	47	3	10	60
Fees for services	30	50	79	159
Advertising	—	—	152	152
Agent commissions and distribution of prepaid cards commissions	—	—	386	386
Other commissions	—	—	82	82
Roaming	115	—	—	115
Charges for TLRD	271	—	—	271
Others	42	2	22	66

Total	$3,091	$243	$1,269	$4,603

	Expenses			Year ended December 31, 2004
	Cost of services	General and administrative	Selling
Salaries and social security	$295	$97	$202	$594
Depreciation of fixed assets	1,342	36	174	1,552
Amortization of intangible assets	43	4	47	94
Taxes	103	5	27	135
Turnover tax	166	—	—	166
Maintenance, materials and supplies.	184	6	43	233
Transportation and freight	9	3	23	35
Insurance	16	4	5	25
Energy, water and others	25	7	10	42
Bad debt expense	—	—	5	5
Interconnection costs	135	—	—	135
Cost of international outbound calls	82	—	—	82
Lease of circuits	46	—	—	46
Rental expense	39	4	12	55
Fees for services	26	49	28	103
Advertising	—	—	93	93
Agent commissions and distribution of prepaid cards commissions	—	—	177	177
Other commissions	—	13	48	61
Roaming	65	—	—	65
Charges for TLRD	137	—	—	137
Others	18	4	3	25

Total	$2,731	$232	$897	$3,860

15. Other financial statement information (continued)

(i)	Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable		Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	205		—		—	—		—	—	—
Not due
First quarter 2007	635	557		97		1,493	32		61	202	27
Second quarter 2007	—	15		16		1	769		22	29	6
Third quarter 2007	—	5		8		—	5		12	—	1
Fourth quarter 2007	—	1		7		—	589		37	—	2
January 2008 thru December 2008	—	—		137		—	952		9	—	7
January 2009 thru December 2009	—	—		272		—	409		7	—	22
January 2010 and thereafter	—	—		4		—	1,488		16	—	73
Not date due established	1	—		—		—	(146)		—	63	—

Total not due	636	578		541		1,494	4,098		164	294	138

Total as of December 31, 2006	636	783		541	(a)	1,494	4,098		164	294	138

Balances bearing interest	635	237		—		—	4,098		—	—	—
Balances not bearing interest	1	546		541		1,494	—		164	294	138

Total	636	783		541		1,494	4,098		164	294	138

Average annual interest rate (%)	7.51	(b	)	—		—	(c	)	—	—	6.00

(a)	Payables in kind amounted to $1.
(b)	$156 bear 50% over the Banco Nación Argentina notes payable discount rate and $83 bear 18.07%.
(c)	See Note 8.

EXHIBIT INDEX

Exhibits
1.1	Estatutos (Restated bylaws) of Nortel which include its corporate charter (English translation) (incorporated by reference to Nortel’s Annual Report on Form 20-F for 2003).

2(a).1	Terms of Issuance of the Series B Preferred Shares, together with an English translation (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).

2(a).2	Form of Deposit Agreement (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).

2(b).1	Acuerdo Preventivo Extrajudicial Agreement dated as of August 23, 2004 (incorporated by reference to Telecom’s annual report on Form 20-F/A for 2004 dated June 30, 2005).

2(b).2	Indenture dated August 31, 2005 between Telecom Argentina S.A. as Issuer and The Bank of New York as Trustee, Registrar, Paying Agent and Transfer Agent (incorporated by reference to Telecom’s report on Form 6-K dated January 27, 2006).

2(b).3	First Supplemental Indenture, dated as of March 27, 2006, between Telecom Argentina S.A. as Issuer and The Bank of New York as Trustee, Registrar, Paying Agent and Transfer Agent for Series A Notes due 2014 and Series B Notes due 2011 (incorporated by reference to Telecom’s report on Form 6-K dated April 12, 2006).

2(b).4	Indenture dated December 22, 2005 between Telecom Personal S.A. as Issuer, JPMorgan Chase Bank, N.A. as Trustee, Co-Registrar, New York Paying Agent and New York Transfer Agent, JPMorgan Bank Luxembourg S.A. as Luxembourg Paying Agent and Transfer Agent, Banco Río de la Plata S.A., as Argentina Paying Agent and Transfer Agent and Registrar and JPMorgan Chase Bank N.A., Sucursal Buenos Aires, as Trustee’s Representative.*

8.1	List of subsidiaries (incorporated by reference to Telecom Argentina S.A.’s Annual Report filed on Form 20-F for 2006).

11.1	Code of Business Conduct and Ethics of Nortel (incorporated by reference to Nortel’s annual report on Form 20-F for 2004 dated June 29, 2005).

11.2	Code of Business Conduct and Ethics of Nortel (English translation)(incorporated by reference to Nortel’s annual report on Form 20-F for 2004 dated June 29, 2005).

12.1	Certification of the General Manager and Sole Officer of Nortel Inversora S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

13(a)	Certification of the General Manager and Sole Officer of Nortel Inversora S.A. pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15(a)	Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina–Inversiones S.L., dated September 9, 2003 (incorporated by reference to Exhibit 4.3 to Nortel’s Annual Report on Form 20-F for 2003).

15(b)	Annual Report on Form 20-F, dated June 22, 2007, for the year ended December 31, 2006, of Telecom Argentina S.A. filed by Telecom (No. 1-13464).

*	Pursuant to Instruction 1(b)(i) to Item 19 of Form 20-F, we undertake to furnish this document upon request of the Commission.
**	Our General Manager and Sole Officer acts as both the principal executive officer and principal financial officer.