Form 20-F
period 2007-12-31
NORTEL INVESTMENTS INC
filed 2008-06-27
CIK 877691

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2007
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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐   Other ☒

Indicate by check mark which financial statement Item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	☐	No	☒

CERTAIN DEFINITIONS

Capitalized terms used but not defined in this Annual Report on Form 20-F for the year ended December 31, 2007 of Nortel Inversora S.A. (“Nortel” or the “Company”) (File No. 1-14270) (the “Form 20-F” or the “Annual Report”) have the meaning assigned to them in the Annual Report on Form 20-F for the year ended December 31, 2007 of Telecom Argentina S.A. (“Telecom”) (File No. 1-13464) (the “Telecom Form 20-F”) included as an exhibit hereto.

The term “Nortel Inversora” refers to Nortel Inversora S.A. excluding its consolidated subsidiaries, unless otherwise indicated.

PRESENTATION OF FINANCIAL INFORMATION

In this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms, “we,” “us,” “our,” “the Company” and “Nortel” refer to Nortel Inversora S.A. and its consolidated subsidiaries, unless otherwise indicated.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries Telecom Personal S.A., Núcleo S.A., Telecom Argentina USA Inc., Micro Sistemas S.A. and Publicom S.A. (entity sold on April 12, 2007).  The terms “Telecom Group” or “Telecom” refer to Telecom Argentina S.A. and its consolidated subsidiaries.  Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries.

The terms “Telecom Personal” or “Personal” refer to Telecom Personal S.A., Telecom Argentina’s subsidiary engaged in the provision of wireless communication services in Argentina.  The term “Núcleo” refers to Núcleo S.A., Telecom Personal’s consolidated subsidiary engaged in the provision of wireless communication and Internet services in Paraguay.

Consolidated Financial Statements.  Our Consolidated Financial Statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-78 of this Annual Report.

The Consolidated Financial Statements are presented in Argentine pesos and are prepared in accordance with Argentine GAAP considering the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission “CNV”).  Differences exist between Argentine GAAP and US GAAP which might be material to the financial information herein.  Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities Exchange Commission (“SEC”).  See Note 16 to our Consolidated Financial Statements contained elsewhere in this Annual Report for a description of the principal differences between Argentine GAAP and US GAAP, as they relate to us, and a reconciliation to US GAAP of net income and shareholders’ equity.

Exchange Rates.  In this Form 20-F, except as otherwise specified, references to “US$” and “dollars” are to U.S. dollars, references to “P$” and “pesos” are to Argentine pesos and references to “euro” or “€” are to the single currency of the participants in the European Economic and Monetary Union.  The exchange rate between the dollar and the peso as of December 31, 2007 was P$3.149=US$1.00.  Prior to January 6, 2002, the exchange rate had been fixed at one peso per U.S. dollar in accordance with the Convertibility Law during the period April 1, 1991 through January 6, 2002.  However, as a result of the elimination of the fixed exchange rate and the devaluation of the peso, the exchange rate between the dollar and the peso has since declined substantially.  As of June 25, 2008, the exchange rate (ask price) was P$3.018=US$1.00.  Unless otherwise indicated, our Consolidated Financial Statements use the exchange rate as of each relevant date or year-end quoted by Banco de la Nación Argentina (“Banco Nación”).  Such translation should not be construed as representing that the peso amounts actually represent actual dollar amounts or that any person could convert the peso amounts into dollars at the rate indicated or at any other exchange rate.  For more information regarding historical exchange rates and the peso, see: “Item 3—Key Information—Exchange Rates.” We have provided, as a convenience, translations as of December 31, 2007 for other currencies which are mentioned in this Annual Report, including the Japanese yen (P$2.793=¥100), and the euro (P$4.6315=€1).

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

Finally, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level-restated financial statements.  Therefore, on April 8, 2003, the CNV discontinued inflation accounting as of March 1, 2003.  We complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003.  In October 2003, the CPCECABA discontinued inflation accounting as of September 30, 2003.  Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP.  The impact of not adjusting for the effects of inflation has not been material to the Consolidated Financial Statements of the Company prepared under both Argentine GAAP and US GAAP.

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

•                  nationalization;

•                  technological changes;

•                  the impact of legal or regulatory matters or reform and changes in the legal or regulatory environment in which we and Telecom operate; and

•                  the effects of competition

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

ITEM 3. KEY INFORMATION

(a) Selected Consolidated Financial Data

The following tables set forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2007.  Our consolidated selected financial data should be read in conjunction with, and are qualified in their entirety by, our Consolidated Financial Statements and “Item 5—Operating and Financial Review and Prospects.”

Our selected consolidated income statement data for the years ended December 31, 2007, 2006 and 2005 and the selected consolidated balance sheet data as of December 31, 2007 and 2006 have been derived from our Consolidated Financial Statements included elsewhere in this Annual Report.  Our selected consolidated balance sheet data as of December 31, 2005 has been derived from our consolidated financial statements as of December 31, 2005 and 2004 and for the three years in the period ended December 31, 2005, which are not included in this Annual Report.

Our selected consolidated income statement data for the years ended December 31, 2004 and 2003 and our selected consolidated balance sheet data as of December 31, 2004 and 2003 have been derived from our consolidated financial statements as of December 31, 2004 and 2003 and for the three years in the period ended December 31, 2004.  The Consolidated Financial Statements as of December 31, 2004 and 2003 and for the three years in the period ended December 31, 2004 are not included in this Annual Report.

We maintain our financial books and records and prepare our financial statements in pesos in conformity with Argentine GAAP, which differ in certain aspects from US GAAP. For a summary description of the principal differences between Argentine GAAP and US GAAP as they relate to us, see Note 16 to our Consolidated Financial Statements.

As further discussed in Note 3.c to the Consolidated Financial Statements, we discontinued restating our financial statements into constant currency effective March 1, 2003, as required by a CNV resolution. Argentine GAAP required companies to restate financial statements for inflation through September 30, 2003.  As stated in footnote 1 to the selected consolidated income statement and balance sheet data, figures for the year ended December 31, 2003 reflect adjustments for inflation until February 28, 2003.  See “Presentation of Financial Information—Inflation Accounting.”

Recent Accounting Pronouncements

As explained in “Item 5—Operating and Financial Review and Prospects—New Accounting Standards under Argentine GAAP,” in December 2006, the CNV approved RT 23 of the FACPCE, which had been adopted by the CPCECABA, “Accounting for post-employment and other long-term employee benefits.”  As permitted by the CNV, we made use of the early adoption provisions and applied the standard as of January 1, 2007.  The adoption of RT 23 did not have any impact on the Company’s financial position, results of operations and disclosure.

On March 28, 2008, the FACPCE issued RT 24, “Disclosures and auditing standards for cooperatives,” which will be effective for fiscal years beginning on or after January 1, 2009. Since the Company is out of the scope of RT 24, its adoption will not have any impact on the Company’s financial position, results of operations and disclosure.

Supplementary Unconsolidated Financial Information

For information regarding our financial and operating results on an unconsolidated basis, see Note 15 to our Consolidated Financial Statements.

CONSOLIDATED SELECTED INCOME STATEMENT AND BALANCE SHEET DATA

	As of and for the Year Ended December 31,
	2007	2006	2005	2004	2003
	(P$ millions, except per share data)
INCOME STATEMENT DATA
Argentine GAAP Amounts
Continuing Operations
Net sales	9,074	7,372	5,668	4,451	3,719
Cost of services, general and administrative and selling expenses	(7,441)	(6,480)	(5,173)	(4,060)	(3,613)
Operating income (loss)	1,633	892	495	391	106
Other, net (1)	(542)	(665)	(464)	(1,244)	(114)
Gain on debt restructuring, net	—	—	1,424	209	370
Income tax (expense) benefit, net	(292)	22	(119)	(25)	11
Minority interest	(377)	(127)	(611)	306	(178)
Net income (loss) from continuing operations	422	122	725	(363)	195
Discontinued Operations
Income from discontinued operations	102	13	3	—	—
Minority interest	(46)	(6)	(1)	2	2
Net income from discontinued operations	56	7	2	2	2
Net income (loss)	478	129	727	(361)	197
Net income (loss) per ordinary share (2)	42.02	8.91	66.49	(37.37)	16.23
Net income (loss) per B Preferred Share (3)	146.14	30.97	231.15	(129.91)	56.43
US GAAP Amounts (4)
Operating income	1,586	810	437	434	63
Net income (loss)	515	202	491	(519)	222
Net income (loss) from continuing operations per ordinary share (2)	1.06	0.57	1.16	(0.79)	(0.49)
Net income from discontinued operations per ordinary share (2)	0.11	0.01	—	—	—
Net income (loss) per ordinary share (2)	49.34	19.35	47.02	(49.70)	21.26
Net income (loss) from continuing operations per Series B Preferred Share (3)	5.31	2.84	5.77	(3.99)	2.44
Net income from discontinued operations per Series B Preferred Share (3)	0.52	0.07	0.01	0.02	0.02
Net income (loss) per Series B Preferred Share (3)	171.38	67.25	163.46	(172.78)	73.9
BALANCE SHEET DATA
Argentine GAAP Amounts
Current assets	2,384	1,771	1,550	4,450	3,198
Fixed assets, net	5,738	5,739	5,958	6,894	7,997
Total assets	9,170	8,724	8,565	12,339	12,284
Current liabilities	3,647	3,375	2,208	10,234	10,692
Current debt	1,474	1,395	905	9,434	9,996
Non-current liabilities	2,419	3,146	4,443	1,540	365
Non-current debt	1,724	2,703	3,996	1,219	86
Minority interest	1,449	1,036	886	268	570
Total shareholders’ equity	1,655	1,167	1,028	297	657
Total liabilities, minority interest and shareholders’ equity	9,170	8,724	8,565	12,339	12,284
US GAAP Amounts (4)
Total assets	9,111	8,818	8,713	12,692	11,644
Current liabilities	2,913	2,646	1,858	10,227	10,692
Non-current liabilities	4,532	5,542	6,701	3,330	939
Minority interest	1,203	684	408	(117)	242
Total shareholders’ equity (deficit)	463	(54)	(254)	(748)	(229)

(1)         Other, net includes gain on equity investees, financial results, net and other expenses, net.

(2)         Calculated based on 5,330,400 ordinary shares outstanding during each year; excludes from net income amounts accrued for the payment of dividends to holders of preferred stock.

(3)         Calculated based on 1,470,455 Series B Preferred Shares outstanding during each year. In April 1997, Nortel’s shareholders decided in an extraordinary meeting to amend the right of dividends, reducing the formula for the calculation of dividends on Series B Preferred Shares from 49.46% to 48.96% from June 16, 1997.

(4)         For a description of these differences please refer to Note 16 to the Consolidated Financial Statements. The following tables show the principal reconciling items between our consolidated selected Argentine GAAP and US GAAP amounts shown for all years presented.

	As of December 31,
	2007	2006	2005	2004	2003
	(P$ millions)
Total assets under Argentine GAAP	9,170	8,724	8,565	12,339	12,284
Valuation differences:
Foreign-currency translation	(72)	(50)	(10)	5	8
Capitalization of foreign currency exchange differences	(106)	(210)	(314)	(443)	(566)
Other adjustments	5	(3)	6	6	7
Tax effects on US GAAP adjustments	35	75	110	155	198
Valuation allowance	—	—	—	(285)	(357)
Balance sheet classification differences:
Deferred income taxes	88	295	363	935	70
Other classifications(i)	(9)	(13)	(7)	(20)	—
Total assets under US GAAP	9,111	8,818	8,713	12,692	11,644

	As of December 31,
	2007	2006	2005	2004	2003
	(P$ millions)
Total current liabilities under Argentine GAAP	3,647	3,375	2,208	10,234	10,692
Valuation differences:
Other adjustments	—	—	—	5	—
Tax effects on US GAAP adjustments	—	—	—	(2)	—
Valuation allowance	—	—	—	2	—
Balance sheet classification differences:
Deferred income taxes	173	—	—	—	—
Financial indebtedness	(901)	(716)	(348)	—	—
Other classifications(i)	(6)	(13)	(2)	(12)	—
Total current liabilities under US GAAP	2,913	2,646	1,858	10,227	10,692

	As of December 31,
	2007	2006	2005	2004	2003
	(P$ millions)
Total non-current liabilities under Argentine GAAP	2,419	3,146	4,443	1,540	365
Valuation differences:
Redeemable preferred shares	923	815	708	579	484
Foreign-currency translation	—	(1)	(4)	(6)	—
Debt Restructurings	579	875	1,300	235	—
Telecom Personal Pre-APE Debt Restructurings	—	—	—	—	20
Other adjustments	2	3	3	—	—
Tax effects on US GAAP adjustments	(204)	(307)	(455)	(82)	(7)
Valuation allowance	—	—	—	137	7
Balance sheet classification differences:
Deferred income taxes	(85)	295	363	935	70
Financial indebtedness	901	716	348	—	—
Other classifications(i)	(3)	—	(5)	(8)	—
Total non-current liabilities under US GAAP	4,532	5,542	6,701	3,330	939

	As of December 31,
	2007	2006	2005	2004	2003
	(P$ millions)
Total minority interest under Argentine GAAP	1,449	1,036	886	268	570
Valuation differences:
Foreign-currency translation	(23)	(16)	(4)	1	3
Telecom’s adjustments	(223)	(336)	(474)	(386)	(331)
Total minority interest under US GAAP	1,203	684	408	(117)	242

	As of December 31,
	2007	2006	2005	2004	2003
	(P$ millions)
Total shareholders’ equity under Argentine GAAP	1,655	1,167	1,028	297	657
Valuation differences:
Redeemable Preferred shares	(923)	(815)	(708)	(579)	(484)
Foreign-currency translation	(72)	(49)	(7)	11	7
Capitalization of foreign currency exchange differences, net	(106)	(210)	(314)	(443)	(566)
Debt Restructurings	(579)	(875)	(1,300)	(235)	—
Personal Pre-APE Debt Restructurings	—	—	—	—	(20)
Other adjustments	3	(6)	3	1	7
Tax effects on US GAAP adjustments	239	382	565	239	205
Valuation allowance	—	—	—	(424)	(364)
Minority interest	246	352	479	385	329
Total shareholders’ equity (deficit) under US GAAP	463	(54)	(254)	(748)	(229)

	Year ended December 31,
	2007	2006	2005	2004	2003
	(P$ millions)
Operating income under Argentine GAAP	1,633	892	495	391	106
Valuation differences:
Foreign-currency translation	2	6	2	1	(5)
Depreciation of foreign currency exchange differences	104	104	117	119	121
Inventories	(51)	(5)	(14)	(6)	(2)
Other adjustments	(1)	(1)	—	—	—
Income statement classification differences:
Other expenses, net as operating loss under US GAAP	(101)	(186)	(163)	(71)	(157)
Operating income under US GAAP	1,586	810	437	434	63

	Year ended December 31,
	2007	2006	2005	2004	2003
	(P$ millions)
Total net income under Argentine GAAP	478	129	727	(361)	197
Valuation differences:
Redeemable preferred shares	(108)	(107)	(129)	(95)	(48)
Foreign-currency translation	(4)	(17)	(10)	9	(53)
Depreciation of foreign currency exchange differences	104	104	129	123	196
Debt Restructurings	296	418	(1,230)	(235)	—
Extinguishment of Personal’s and Núcleo’s restructured debts	—	7	165	—	—
Personal Pre-APE Debt Restructurings	—	—	—	20	23
Other adjustments	9	(2)	(5)	(6)	6
Tax effects on US GAAP adjustments	(143)	(185)	328	34	(79)
Valuation allowance of deferred tax assets	—	—	424	(60)	24
Minority interest	(117)	(145)	92	52	(44)
Total net income (loss) under US GAAP	515	202	491	(519)	222

(i)    Includes the classifications corresponding to the acquisition and sale of indefeasible right of use. No classification was recorded for revenue recognition (installation fees), since the amounts involved were immaterial.  See Notes 16.II.g and 16.II.h to the Consolidated Financial Statements.

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

Our selected unconsolidated financial information, shown below, relating to the years ended December 31, 2007, 2006, 2005, 2004 and 2003 have been derived from our annual unconsolidated financial statements not included herein.

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

Nortel Inversora’s unconsolidated financial statements account for its equity interest in Telecom Argentina through the equity method. Amounts included under the “Equity gain (loss) from related companies” caption of Nortel’s unconsolidated financial statements reflects approximately 54.74% of Telecom’s net income or loss for each of years 2003, 2004, 2005, 2006 and 2007.

	As of and for the Year ended December 31,
	2007	2006	2005	2004	2003
	(in millions of pesos, except per share data)
INCOME STATEMENT DATA:(1)
Equity gain (loss) from related companies	484	133	730	(364)	192
General and administrative expenses	(3)	(2)	(2)	(3)	(3)
Operating income (loss)	481	131	728	(367)	189
Financial results, net
Interest income	—	—	—	—	—
Interest expense	—	—	—	—	—
Other (including monetary results)	—	—	—	—	7
Total financial results, net	—	—	—	—	7
Other, net	(3)	(2)	(1)	7	1
Income tax	—	—	—	(1)	—
Net income (loss)	478	129	727	(361)	197
Net income (loss) per ordinary share(2)	42.02	8.91	66.49	(37.37)	16.23
OTHER DATA:(1)
Cash dividends collected from subsidiary(3)	—	—	—	—	—
Cash dividends paid on Nortel’s preferred stock(4)	—	—	—	—	—
Cash dividends paid on Nortel’s ordinary shares(4)	—	—	—	—	—
Total dividends paid	—	—	—	—	—
BALANCE SHEET DATA:(1)
Total assets	1,660	1,169	1,030	299	665
Long-term debt	1	—	—	—	—
Retained earnings (accumulated deficit)	357	(121)	(250)	(977)	(616)
Total shareholders’ equity	1,655	1,167	1,028	297	657

(1)          Figures for the year ended December 31, 2003 reflect adjustments for inflation until February 28, 2003.

(2)          Calculated based on 5,330,400 shares outstanding during each year; excludes from net income amounts accrued for the payment of dividends to holders of preferred stock.

(3)          At Telecom Argentina’s annual shareholders’ meetings for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, held on April 29, 2004, April 27, 2005, April 27, 2006, April 27, 2007 and April 29, 2008, respectively, Telecom Argentina’s shareholders decided that because of Telecom Argentina’s financial condition, results of operations and debt service obligations, Telecom Argentina would not pay dividends for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, respectively.

(4)          No dividends were paid for years 2003, 2004, 2005, 2006 and 2007. See “Item 8—Financial Information—Dividend Policy.”

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See: “Item 10—Additional Information—Foreign investment and exchange controls in Argentina.”

	High	Low	Average(1)	End of Period
Year Ended December 31, 2003	3.35	2.76	2.95	2.93
Year Ended December 31, 2004	3.06	1.95	2.94	2.98
Year Ended December 31, 2005	3.04	2.86	2.92	3.03
Year Ended December 31, 2006	3.11	3.03	3.07	3.06
Year Ended December 31, 2007	3.16	3.08	3.12	3.15
Month Ended December 31, 2007	3.15	3.13	3.14	3.15
Month Ended January 31, 2008	3.16	3.13	3.15	3.16
Month Ended February 29, 2008	3.17	3.15	3.16	3.16
Month Ended March 31, 2008	3.17	3.15	3.16	3.17
Month Ended April 30, 2008	3.18	3.15	3.17	3.16
Month Ended May 31, 2008	3.16	3.09	3.13	3.10
Month Ended June 30, 2008 (through June 25, 2008)	3.11	3.02	3.05	3.02

(1)          Yearly data reflect average of month-end rates.

Sources:  Banco Nación

On June 25, 2008, the closing exchange rate (ask price) quoted by Banco Nación was P$3.018=US$1.00.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should consider the following risks with respect to an investment in Nortel and investments in Argentine corporations that are not normally associated with investments in the securities of issuers in the United States and other jurisdictions.

Risks Relating to Argentina

Overview

Nortel’s single largest investment, Telecom Argentina, has substantially all of its property, operations and customers located in Argentina and most of Telecom Argentina’s indebtedness is denominated in or swapped to U.S. dollars.  Accordingly, Telecom Argentina’s financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina and on the rates of exchange between the peso and the U.S. dollar.  In 2001 and 2002, the Argentine economy experienced a severe recession as well as a political crisis.  The abandonment of dollar-peso parity in 2002 led to significant devaluation of the peso against major international currencies, resulting in Telecom Argentina’s need to restructure its financial indebtedness.  Although general economic and political conditions have shown improvement in recent years, these conditions have affected and may continue to affect each of Nortel’s and Telecom Argentina’s financial condition and results of operations.

Devaluation of the peso will adversely affect Telecom’s results of operations, its capital expenditure program and its ability to service its debt obligations.

Since Telecom realizes a substantial portion of its revenues in Argentina in pesos, any devaluation in the peso will negatively affect the U.S. dollar value of its earnings while increasing, in peso terms, its expenses and capital costs denominated in foreign currency (including the costs of servicing its indebtedness denominated in foreign currencies). A significant depreciation in the Argentine peso against major foreign currencies also may have a material adverse impact on Telecom’s capital expenditure program. It should be noted, however, that the exposure to the risk of devaluation of the peso has significantly decreased as a result of the mandatory and optional prepayments on the notes of Telecom Argentina. See “Item 5—Operating and Financial Review and

Prospects—Liquidity and Capital Resources—Telecom’s Debt Obligations and Debt Service Requirements” and “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

The Argentine peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future.  Given the economic and political uncertainties in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies.  We cannot predict how these uncertainties will affect the consumption of services provided by the Telecom Group or Telecom’s ability to meet its debt obligations denominated in currencies other than the peso.  Moreover, we cannot predict whether the Argentine Government will further modify its monetary policy and, if so, what impact any of these changes could have on the value of the peso and, accordingly, on our financial condition and results of operations.

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

Although levels of inflation were lower in years 2003 and 2004, they began to increase in years 2005 and 2006 and remained relatively high in year 2007. The accumulated Argentine consumer price index for the period 2003-2006 increased approximately 31% and the accumulated wholesale price index increased approximately 28%. In 2007, the Argentine consumer price index increased 8.5% and the wholesale price index increased 13.9%. In the five-month period ending on May 31, 2008, the consumer price index increased 4.0% and the wholesale price index increased 5.0%. It should be noted, however, that the Instituto Nacional de Estadística y Censos (the Argentine National Statistics and Census Institute or “INDEC”) has undergone changes both in its management and in the methodology used to calculate the CPI index (Consumer Price Index). As a result, public credibility of the INDEC as a reference for publishing Argentine inflation indexes has been adversely affected as from year 2007. There is also a substantial disparity between the inflation indexes published by the INDEC and the overall evolution of prices in the economy. Additionally, the target wage increase set by the Government for 2008 amounts to approximately 19%.

The Argentine Government has implemented several actions in order to monitor and control prices of the most relevant goods and services, such as price controls and restrictions on exports. Despite such actions, the Argentine economy continues to experience significant inflation. If the BCRA issues significant amounts of currency to finance public sector spending to intervene in the foreign exchange market or to assist financial institutions in distress, or if the value of the peso cannot be stabilized by positive expectations for Argentina’s economic future and/or strict fiscal and monetary policies, a significant increase in inflation rates can be expected.  In addition, public sector spending has increased over the past few years, a trend, that if it continues, may cause the Government to incur a fiscal deficit and lead to higher inflation.  Since Telecom derives the majority of its revenues from fees payable in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our rates would decrease its revenues in real terms and adversely affect our results of operations.  As discussed below under “Risks Associated with Telecom and its Operations,” Telecom Argentina’s ability to increase its regulated rates is subject to approval of regulatory authorities.  Telecom cannot guarantee that the permitted increases will be sufficient to counter inflationary pressures and cannot assure you that the results of any future rate negotiations will be favorable to Telecom and to its financial condition.

Future policies of the Argentine Government are likely to significantly affect the economy as well as the operations of the telecommunications industry.

The Argentine Government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment.  Due to the Argentine economic crisis of 2001 and 2002, the Argentine Government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular.  Under the Kirchner administration, the CNC adopted new interpretations of applicable regulations and imposed fines on telecommunications companies, particularly incumbent operators such as Telecom.  See “Item 8—Financial Information—Legal Proceedings” in the Telecom Form 20-F for more information.  In addition, local municipalities in the regions where Telecom operates have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and wireless networks.  Local and federal tax authorities have also brought an increasing number of claims against Telecom.  Telecom disagrees with these proceedings and is contesting them.  However, we cannot assure you that the laws and regulations currently governing the economy or the telecommunications industry will not change, that the claims will be resolved in Telecom’s favor or that any changes to the existing laws and regulations will not adversely affect Telecom’s business, financial condition or results of operations.

Argentina continues to face considerable economic, legal and political uncertainty.

Although general economic conditions have shown improvement and political protests and social disturbances have diminished considerably since the economic crisis of 2001 and 2002, the rapid and radical nature of the changes in the Argentine social, political, economic and legal environment over the past several years have given rise to significant uncertainties about the country’s economic and political future.  Despite recent economic growth, it is currently unclear whether the economic and political instability experienced over the past several years could recur and Argentina may return to a period of recession, higher inflation, unemployment and greater social unrest.  In addition, financial crises such as the outbreak of the subprime mortgage in the U.S. may negatively affect emerging economies like Argentina. Moreover, the decision of the Government of Cristina Fernández de Kirchner to raise export taxes on certain agricultural products has resulted in conflicts between the Government and the agricultural sector during 2008. If economic instability returns, there could be a material adverse effect on our results of operations and financial condition.

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

As Telecom operates in a context in which the governing law and applicable regulations change frequently, it is difficult to predict whether Telecom’s commercial activities will be affected positively, negatively or at all by such changes.

Argentina’s fiscal problems and sovereign debt default have negatively affected the macroeconomic environment.

The Argentine Government’s history of fiscal deficit was aggravated by the devaluation of the Argentine peso in early 2002. Since almost all of the financial obligations of the Argentine Government were denominated in foreign currencies at the time the dollar-peso parity was eliminated, there was an increase in the cost of financial services (in terms of Argentine pesos) of the debt of the Argentine Government as a result of the devaluation in 2001 and 2002. Since the Government’s fiscal revenues were denominated in large part in Argentine pesos, the Government was severely affected in its ability to carry out its payment obligations using foreign currency.

The Argentine Government defaulted on a significant part of its public debt in 2002. Due to a sustained lack of investor confidence in Argentina’s ability to make payments due on its sovereign debt and in the Argentine economy generally, Argentina’s opportunities to effectively raise capital in the international markets have been severely limited.

On September 17, 2004, the IMF approved the Argentine Government’s request to defer repayment of about US$1.1 billion.  On January 10, 2005, Argentina launched a formal offer to restructure more than US$100 billion of defaulted debt.  On March 3, 2005, the Argentine Government announced that 76% of its creditors had accepted the offer.  On June 2, 2005, new securities totaling approximately US$35.3 billion were issued by the Government and corresponding debt service payments were made.  Finally, in January 2006, the Argentine Government completed an early repayment of all of its outstanding indebtedness with the IMF, an amount of approximately US$10.0 billion.  However, there can be no assurance that the Argentine Government will not default on its obligations under the new bonds in the event that it experiences another economic crisis.  In addition, Argentina will have to withstand any legal actions that may be filed by bondholders who did not accept the Argentine Government’s 2005 exchange offer (approximately 24% of them). The Argentine Government is still in negotiations on its defaulted debt with certain international multilateral institutions such as the Paris Club.

After the economic crisis in 2001, the Argentine Government has maintained a policy of fiscal surplus.  To be able to repay its debt, the Argentine Government may be required to continue adopting austere fiscal measures that could adversely affect economic growth.

A new default by the Government, could lead to a new recession, higher inflation and unemployment and social unrest, which would negatively affect our financial condition and results of operations.  In addition, the Government’s default and its consequences may continue to negatively affect the ability of private companies, including Telecom and Nortel, to obtain access to capital markets or other forms of financing.

The Argentine banking system may be subject to instability.

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

Argentina’s economic growth and the relative stability of the country’s exchange rate and inflation evidenced since 2003 have allowed a gradual accumulation of deposits in Argentine financial institutions and improved the liquidity of the financial system.  Since 2003, overall bank deposits continued to improve.  The recovery in deposits was originally restricted to those of a short-term nature (mainly in demand deposit accounts and saving accounts), but longer term certificates of deposit started to increase in the second half of 2004, allowing a recovery of overall bank financing to the private sector accompanied by growth rates of 26% in 2004, 38% in 2005, 40% in 2006 and 43% in 2007. However, during 2008 certain events such as conflicts between the Argentine Government and certain sectors of the economy have deteriorated depositors’ confidence, which led to the decrease in deposits, the dollarization of certain deposits and an increase in interest rates.

Despite this recovery and the high level of reserves held by the BCRA, we cannot be sure that another collapse will not occur in the future.  The Argentine banking system’s collapse or the collapse of one or more of the larger banks in the system would have a material adverse effect on the prospects for economic growth and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers.  These conditions would have a material adverse effect on Telecom by resulting in lower usage of its services and the possibility of a higher level of delinquent and uncollectible accounts.

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

Nortel is a holding company which owns shares of common stock of Telecom Argentina, Nortel’s sole substantial asset.  As a holding company, Nortel’s ability to meet its financial obligations, and to pay dividends and other distributions (including mandatory redemption payments) on the Series A and B Preferred Shares is dependent upon the receipt of cash dividends and other distributions paid on the common stock of Telecom Argentina that it owns.  Telecom Argentina and Nortel did not pay dividends for the years ended December 31, 2007, 2006, 2005,

2004 or 2003 and there can be no assurance that they will be able to pay dividends in the near future.  The ability of Telecom Argentina and consequently Nortel, to pay dividends is subject to Telecom’s ability to generate sufficient cash from operations and is also subject to limits imposed by applicable Argentine law.  In particular, under Argentine Companies Law, Telecom Argentina and Nortel may only declare dividends out of liquid and realized profits determined in accordance with Argentine GAAP and other applicable regulations and must allocate 5% of each year’s net income to a legal reserve until the total amount of such reserve reaches 20% of capital (capital stock plus inflation adjustment to capital stock).  In addition, as discussed in more detail in “Item 5—Operating and Financial Review and Prospects—Telecom’s Ongoing Restructuring Efforts,” the terms of the new notes that Telecom Argentina issued in its restructuring include, in addition to semi-annual scheduled payments of principal and interest, mandatory payments to be made semi-annually based on Telecom Argentina’s “excess cash” (as defined in the notes).  The notes that Telecom Argentina issued pursuant to its debt restructuring also provide that if Telecom Argentina makes any Distribution Payment (a term which includes any dividend), then the minimum excess cash payment for the relevant period must be at least two and a half times such Distribution Payment. In addition, because Telecom Argentina used its legal reserve to absorb accumulated deficit, the Buenos Aires Stock Exchange has issued a notice to record owners of shares of Telecom Argentina indicating that, in accordance with Article 70 of the Argentine Companies Law, Telecom Argentina will not be permitted to distribute any dividends until it fully reconstitutes its legal reserve.  As a result, Telecom Argentina does not expect to pay dividends in the near future.

In addition, the declaration and payment of dividends on Series B Shares is subject to the dividend and redemption payments on Nortel’s Series A Preferred Shares. Because Telecom Argentina did not pay dividends for the fiscal years ended December 31, 2003, 2004, 2005, 2006 and 2007, Nortel did not make any distributions on its Series A or Series B preferred shares for the years ended December 31, 2003, 2004, 2005, 2006 and 2007. Due to Telecom’s current financial condition, it is unlikely Telecom Argentina and Nortel will be able to pay dividends in the near future. Further, until 2007, Nortel was required to make redemption payments on its Series A Preferred Shares of P$55 million per year plus the adjustment coefficient set forth by Decree No. 214/02, also known as the “Coeficiente de Estabilización de Referencia” or “CER.” See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources and Telecom’s Debt Obligations and Debt Service Requirements.” As of December 31, 2007, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was approximately P$923.3 million including the effects of CER. See Note 9 of our consolidated financial statements included in Item 18 of this Annual Report. These redemption payments reduce the amount of cash which would otherwise be available to make dividend payments on Series B Preferred Shares and Nortel ordinary shares. Any redemption and dividend payments not declared nor paid by Nortel when due will bear interest at LIBOR. Therefore, even if Telecom Argentina does make dividend payments in future years, Nortel will be unable to use this dividend income to make dividend payments to the Series B preferred and ordinary shareholders until all of the accrued but unpaid amortization and dividends on the Series A Preferred Shares have been paid.

Since January 6, 2002, the Convertibility Law which established a P$1.00 to US$1.00 exchange rate has been partially repealed and since that date the Argentine peso has experienced a significant devaluation. Since Nortel’s dividends are paid in Argentine pesos, such dividends, if and when paid, will have a lower value in dollar terms.

Sofora, as the principal shareholder of Nortel, exercises significant control over matters affecting Nortel; additionally, there are uncertainties regarding the controlling interests held in Sofora.

Sofora is Nortel’s principal shareholder. Sofora owns 100% of the common stock of Nortel, which represents 67.79% of the capital stock of Nortel.  As of December 31, 2007, Sofora was 50% owned by Telecom Italia Group, 48% owned by W de Argentina–Inversiones and 2% owned by France Telecom Group.

Nortel has been informed by W de Argentina–Inversiones that its option to purchase France Telecom Group’s 2% interest in Sofora was exercised on February 1, 2008. Additionally, Sofora has notified Nortel that: (i) on February 12, 2008, Sofora received from France Câbles et Radio and from Atlas Services Belgium a letter notifying Sofora of such companies’ transfer of the 2% interest in Sofora, and requesting that such transfer be registered in favor of W de Argentina–Inversiones; (ii) Sofora replied to the letter sent by France Câbles et Radio and Atlas Services Belgium by requesting a copy of the prior authorization from the SC to said transfer of shares, arguing that a prior authorization of the SC was necessary in accordance to rules and regulations in effect; to this date, Sofora has not received any answer, and neither the buyers nor the sellers have submitted any proof of such authorization; (iii) with the goal of protecting the interests of Sofora, its controlled companies and their respective shareholders, a petition was submitted to the SC requesting it to determine if, in accordance to rules and regulations in effect, the parties participating in said transaction had to request the prior authorization of the relevant authorities; (iv) this request to the SC was submitted as well to enable Sofora to determine what to do with respect to the registration of the transfer requested by the interested parties; (v) as soon as the SC decides upon this matter, Sofora will take the steps necessary to comply with such decision. Likewise, W de Argentina–Inversiones has submitted a note to Sofora stating that it is its position that prior authorization by the SC was not necessary and requesting Sofora to immediately register the interest transfer. Additionally W de Argentina–Inversiones has informed Sofora that they have brought legal actions accordingly. As of the date of this Annual Report, Nortel cannot predict how the SC will decide on the petition submitted by Sofora nor the outcome of the legal action brought by W de Argentina–Inversiones.

Additionally, in 2003 the Telecom Italia Group acquired for an aggregate purchase price of US$60 million two call options on W de Argentina–Inversiones’ entire interest in Sofora, one for the purchase of 48% of Sofora’s share capital, which can be exercised within 15 business days after December 31, 2008, and an additional call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013. At the time these call options were granted, the Argentine Antitrust Commission resolved and notified Telecom Italia International NV and W de Argentina-Inversiones that “in the event the options granted under the Call Option Agreement executed on September 9, 2003 were to be exercised, such exercise will need to be notified in accordance with Sections 6 and 8 of Law No. 25,156.”  As of the date of this Annual Report, Nortel cannot predict whether Telecom Italia will exercise these options. See “Item 7—Major Shareholders and Related Party Transactions” for additional information on the exercise of this option.

Through their ownership of Sofora, the Telecom Italia Group and W de Argentina–Inversiones currently have the ability to determine the outcome of any action requiring our shareholders’ approval, including the ability to elect a majority of directors.

Nortel has been informed that pursuant to the shareholders’ agreement entered into between the Telecom Italia Group and the Werthein Group, the Telecom Italia Group and W de Argentina–Inversiones S.L. have agreed amongst themselves certain matters relating to the election of directors of Nortel and Telecom and have given W de Argentina–Inversiones S.L. veto power with respect to certain matters relating to Nortel and Telecom.

Telecom Argentina and its subsidiaries have engaged in and will continue to engage in transactions with related parties of Nortel.  Certain decisions concerning Telecom Argentina’s operations or financial structure may present conflicts of interest between these shareholders as direct or indirect owners of Nortel’s and Telecom’s capital stock and as parties with interests in these related party contracts.

Nevertheless, any transactions with related parties for an amount of over 1% of the shareholders’ equity of Nortel and Telecom are subject to a prior approval process established by Decree No. 677/01 and requiring involvement of the Audit Committee and/or an opinion of two independent valuation firms as well as subsequent approval by the Board of Directors in order to verify that the agreement could reasonably be considered to be in accordance with normal and habitual market practice.  See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions”.

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

The market price of our shares is subject to change due to various factors which are outside of our control such as changes in market expectations, changes in the economic and political situation of Argentina, changes in measures used by investors or analysts to value our stock or market trends unrelated to our performance. We cannot predict when such external factors will affect our stock price or whether their effects will be positive or negative.

Finally, currency fluctuations could impact the value of an investment in Nortel. Although Nortel’s ADRs listed on the New York Stock Exchange are U.S. dollar denominated securities, they do not eliminate the currency risk associated with an investment in an Argentine company.

Nortel’s consolidated financial statements under Argentine GAAP may not give you the same information as financial statements prepared under U.S. GAAP.

There is a lower level of regulation of the Argentine securities markets and of the activities of investors in these markets as compared with the securities markets in the United States and certain other developed countries.  We maintain our financial books and records and prepares our financial statements in conformity with Argentine GAAP, which differs in certain significant aspects from US GAAP.  See Note 16 to Nortel’s Consolidated Financial Statements for a description of the principal differences between Argentine GAAP and US GAAP as they relate to Nortel.

Risks Associated with Telecom and its Operations

Telecom Argentina’s ability to operate its business will be constrained by the indenture governing the notes that Telecom Argentina issued in connection with the APE.

The indenture governing the notes issued pursuant to Telecom Argentina’s APE contains certain standard operating and financial restrictions and covenants that could adversely affect Telecom Argentina’s ability to finance its future operations or capital needs or to engage in certain business activities.  These agreements limit, and in some cases prohibit, except in certain permitted situations, Telecom Argentina’s ability to:

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

•                  engage in other lines of business; or

•                  engage in certain mergers.

Telecom Argentina’s failure to comply with the covenants and restrictions in its indenture could accelerate the repayment of the notes which could have an adverse effect on its liquidity and its business.

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

The terms of the Series A and Series B notes that Telecom Argentina issued pursuant to the APE include mandatory prepayment terms that may require Telecom Argentina to prepay the principal amortization of the notes before their scheduled payment date.  As of the date of this Annual Report, all principal amortization payments on the notes scheduled to be made through April 2011 and 45.0% of the principal amortization payments scheduled to be made in October 2011 have been paid and the outstanding principal amount of Telecom Argentina indebtedness as of May 31, 2008 is approximately equivalent to US$521 million (which represents approximately 45.1% of Series A notes and 4.1% of Series B notes original principal amount).  All principal amortization payments were made on a pari passu basis, as required by the notes.  In addition to making note payments (which are applied to prepay the remaining installments of the notes in direct order of maturity) or optional redemptions (which are applied pro rata at par value), Telecom Argentina may retire the notes through purchases of the notes in the secondary market if the notes are available for purchase at a price below their par value.  Telecom Argentina provides no assurance regarding the amount, timing or mechanism for any prepayment or redemption of the notes.

Telecom is leveraged in foreign currency.

As of December 31, 2007, Telecom’s total nominal consolidated bank and financial indebtedness, denominated in dollars, euro, yen and guaraníes amounted to the equivalent of approximately US$1,015 million, including accrued but unpaid interest and related derivatives.  Telecom’s total consolidated peso-denominated debt amounted to P$63 million, equivalent to US$20 million.  As of December 31, 2007, Telecom’s total consolidated cash and banks and financial investments denominated in dollars, euro, yen and guaraníes amounted to the equivalent of approximately US$266 million and Telecom’s total consolidated peso-denominated cash and banks and financial investments amounted to P$155 million, the equivalent of US$49 million.  Telecom’s leverage may impair its ability to service its indebtedness or obtain additional financing in the future, to withstand competitive pressure and adverse economic conditions or to take advantage of significant business opportunities that may arise.

In addition, Telecom Argentina’s subsidiary Telecom Personal is and will continue to be leveraged in foreign currency. As of December 31, 2007, Telecom Personal’s stand-alone outstanding debt was the equivalent of approximately US$265 million, of which a significant portion is denominated in U.S. dollars.  As of December 31, 2007, Telecom Personal’s total cash and banks and financial investments denominated in dollars amounted to approximately US$36 million and Telecom Personal’s total peso-denominated cash and banks and financial investments amounted to P$107 million, the equivalent of US$34 million.

It should be noted, however, that the exposure to the risk of devaluation of the peso has significantly decreased as a result of the mandatory and optional prepayments on the notes of Telecom Argentina and the good financial performance of Personal which has reduced its indebtedness. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Telecom’s Debt Obligations and Debt Service Requirements” and “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

The Pesification and freezing of rates may continue to adversely affect Telecom Argentina’s revenues.

In accordance with the Public Emergency Law, in January 2002, rates for Basic telephone services and long-distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00.  The rates Telecom Argentina may charge in the future will be determined by negotiation between Telecom Argentina and the Argentine Government.  According to the Public Emergency Law, while undertaking these negotiations, the Argentine Government must consider the effect of these rates on the competitiveness of the general economy, the quality of the services, the investment plans, consumer protection and accessibility of the services and the profitability of public services companies such as Telecom Argentina.  In connection with these negotiations, on May 20, 2004, Telecom Argentina and Telefónica de Argentina S.A. signed a Letter of Understanding with the Argentine Government whereby Telecom Argentina agreed, without waiving its right to continue negotiations, to maintain the current tariff structure charged to its customers for fixed line services until December 31, 2004 (the “Letter of Understanding 2004”).

On December 17, 2004, Law No. 25,972 was published in the Argentine Government’s Official Bulletin.  The law extended the term for the renegotiation of public works and services contracts specified in Article 9 of the Public Emergency Law until December 31, 2005.  Law No. 25,972 also stipulated that the Argentine Government would not be bound in its renegotiation of these contracts by any regulations with respect to public works and services currently in effect.  The law also confirmed that the effectiveness of the Public Emergency Law would continue until December 2005.  The effectiveness of the Public Emergency Law was subsequently extended by Laws No. 26,077, 26,204 and 26,339 through December 31, 2008.

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

The Letter of Understanding 2006 contemplated the signing and effectiveness of the Minutes of Agreement of the Renegotiation upon the fulfillment of certain necessary steps.  As of the date hereof, such fulfillment has yet to occur.  Although we expect such fulfillment and effectiveness in the near future, we cannot guarantee if or when this will happen.  We are unable to predict the outcome of the negotiations that are continuing with regard to further rate increases and the rate scheme which will be applied in the future.  Moreover, we are unable to predict whether the Argentine Government, as a result of the current rate renegotiations, will impose additional conditions or requirements, and if these conditions or requirements are imposed, whether Telecom will be able to meet them.

Rate restrictions may continue for a number of years and may affect revenues from fixed line and other services.  While Telecom intends to continue to strive to control operating costs and capital expenditures and improve productivity, those efforts may not offset, in whole or in part, the decline in operating margins that may result from mandatory rate freezing or reductions measured in dollar terms.

Additionally, since the end of the year 2005, the Argentine Government has implemented various measures to control inflation such as price controls of certain goods and services. In addition to price pressure from the competition, it is possible that services not currently regulated in this manner by the Argentine Government may be the subject of future price controls or that similar mechanisms affecting Telecom’s economic and financial situation may be implemented.

Telecom must comply with conditions in its license, and regulations and laws related thereto, and such compliance may at times be outside of its control.

Telecom is subject to a complex series of laws and regulations with respect to most of the telecommunications services it provides. Such laws and regulations are often governed by considerations of public policy. Telecom provides telecommunications services pursuant to licenses that are subject to regulation by various regulatory bodies. Any partial or total revocation of the licenses would be likely to have a material adverse impact on its financial condition and results of operations. Telecom’s dissolution and the declaration of bankruptcy, among others, are events which may lead to a revocation of Telecom Argentina’s licenses.

Certain license conditions are not within Telecom Argentina’s control. For example, any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the regulatory authorities may result in the revocation of Telecom Argentina’s license. Pursuant to the provisions of Telecom Argentina’s List of Conditions as amended by Resolutions S.C. No. 111/03 and No. 29/04: (i) any reduction of ownership of Nortel in the capital stock of Telecom Argentina to less than 51% without prior approval of the Regulatory Bodies; or (ii) any reduction of ownership of currently common shareholders in the capital stock with voting power of Nortel to less than 51% without prior approval of the Regulatory Bodies, may result in the revocation of Telecom Argentina’s telecommunications license.

Nortel owns all of Telecom Argentina’s Class A Ordinary Shares (51% of Telecom Argentina’s total capital stock) and approximately 8.35% of Telecom Argentina’s Class B Ordinary Shares (3.74% of Telecom Argentina’s total capital stock) which, in the aggregate, represents approximately 54.74% of Telecom Argentina’s total capital stock. Telecom Argentina is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of Telecom Argentina’s capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders. In addition, the Telecom Italia Group and W de Argentina–Inversiones (a company that is part of the Argentine Werthein Group) are each required to maintain direct ownership of at least 15% of the common stock of Sofora.

Telecom operates in a competitive environment which may result in a reduction in its market share in the future.

Telecom competes with licensed provider groups, comprised of, among others, independent fixed line service providers, wireless (cellular) and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina.  As of December 31, 2007, more than 500 licenses for local and/or long-distance services had been granted since the end of the exclusivity period.

Telecom expects that it will face pressure on the rates it charges for services and it could experience loss of market share for Voice, Data and Internet services as a result of this competition particularly in the long-distance service and Internet businesses.  In addition, the market for wireless services is very competitive as certain of Telecom’s competitors have substantial telecommunications experience. In 2004, Telefónica Móviles, S.A. (“Telefónica Móviles”), the wireless affiliate of Telefónica, S.A., acquired the Argentine wireless business of Compañía de Radiocomunicaciones Móviles S.A. (“Movicom”) which resulted in Telefónica Móviles becoming Argentina’s largest wireless operator in terms of numbers of subscribers at that time. The Internet services and wireless telecommunications markets, which Telecom expects will continue to account for an increasing percentage of Telecom’s revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products.  To remain competitive in the Voice, Data and Internet services market, Telecom must invest in its fixed-line network and information technology in order to maintain and improve service quality and to prepare the network for the development and provision of new services that require enhanced capacity.  Specifically, in the Internet services market, Telecom must constantly upgrade its access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of its services. To remain competitive in the wireless telecommunications market, Telecom Personal must enhance its wireless networks principally by expanding its GSM network coverage, provide 3G services, provide high service quality and attractive plans and facilitate the synergy between fixed and mobile communications.  In the Wireless segment, Telecom expects to continue to need to devote resources to customer retention and loyalty and to the replacement of handsets due to technological updates.  These enhancements and the introduction of new services will demand increased capital expenditures and higher subscriber retention costs.  Telecom must also adapt to changing market conditions.  Future technological developments may result in decreased customer demand for certain of Telecom’s services or even render them obsolete.  In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, wireless network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive.  Responding to these changes may require Telecom to devote substantial capital to the development, procurement or implementation of new technologies.

Telecom also anticipates that it will have to devote significant resources to the refurbishment and maintenance of its existing network infrastructure in order to comply with regulatory obligations regarding fixed line services and to remain competitive in the quality of its services.  In addition, Telecom may have to repair or replace its equipment lost due to theft or vandalism.

Certain operating and financial restrictions under the terms of Telecom’s indebtedness (including limits on capital expenditures by Telecom Argentina) and the macroeconomic situation in Argentina may adversely affect Telecom’s ability to successfully invest in, and implement, new technologies, coverage and services in a timely fashion.  Accordingly, we cannot assure you that Telecom will have the ability to make needed capital expenditures and operating expenses.  If Telecom is unable to make these capital expenditures, or if its competitors are able to invest in their businesses to a greater degree than Telecom is, Telecom’s competitive position will be adversely impacted.

Moreover, the products and services Telecom offers may fail to generate revenues or attract and retain customers.  If Telecom’s competitors present similar or better responsiveness, functionality, services, speed, plans and features, Telecom’s customer base and Telecom’s user traffic may be materially affected.

Competition is and will continue to be affected by Telecom’s competitors’ business strategies and alliances.  Accordingly, Telecom may face additional pressure on the rates it charges for its services or experience loss of market share in these areas.  In addition, the general business and economic climate in Argentina, including economic turbulence and change in levels of growth, interest rates, inflation rates and the instability of the dollar/peso exchange rate may affect Telecom and its competitors differently, potentially to the relative disadvantage of Telecom.  Telecom also expects that the level of competition in its markets will continue to increase in the future.

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

The SC is responsible for the allocation of bands in the wireless spectrum within promulgated regulations.  Telecom Personal cannot guarantee that its requests to participate in the reallocation process related to the bands to be released by Telefónica Móviles will be granted, or that the frequency bands will not be reallocated to existing or future competitors of Telecom Personal, negatively affecting Telecom Personal’s competitive position and ability to offer cellular services to its customers on a competitive basis.  See “Item 4—Information on the Company—Regulatory Framework—Regulations Applicable to PCS Services” in the Telecom Form 20-F for a detailed description of Telecom Personal’s license.

Telecom’s operations and financial condition could be affected by union activity.

In Argentina, labor organizations have substantial support and have considerable political influence.  The demands of Telecom’s labor organizations have increased as a result of the general labor dissatisfaction resulting from the disparity between the cost of living, (which was significantly affected by the increased level of inflation over the last three years) and salaries in Argentina as a result of the end of the Convertibility Law (although the Argentine Government has attempted to alleviate this economic disparity by increasing the minimum legal wage, imposing salary amounts which will initially be treated as non remunerative and setting target annual wage increases). Certain claims initiated in 2005 by labor organizations with respect to fixed line services led to negotiations that resulted in the improvement of salary levels and a reduction of working hours. Moreover, labor organizations have advocated that certain of Telecom’s non-unionized employees should be represented by trade unions.  If the number of employees covered by trade unions increases, Telecom may incur an increase in costs for the higher compensation that it and its contractors may need to pay to unionized employees.

In this context, Telecom concluded several agreements with various labor organizations representing in particular its fixed-line telephony employees.  Please see “Item 6—Directors, Senior Management and Employees—Employees and Labor Relations” and “Item 8—Financial Information—Legal Proceedings,” both in the Telecom Form 20-F.

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

Moreover, the Argentine Congress has discussed certain modifications to labor regulations that, if approved, could materially impact Telecom’s relationship with its employees by increasing the labor cost and decreasing the flexibility to provide services to its clients.

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

In addition, in recent years, certain changes in the treatment of employment matters under Argentine law have created new incentives for individuals to pursue employment-related litigation in Argentine courts.  These changes include holdings that an employee of a subcontractor may file a direct action against the firm contracting the work, that any cap on severance pay in cases of dismissal without cause is unconstitutional, that an employee may bring a civil action in the event of an occupational accident, and the passage of an amendment to the Employment Contract Act to restrict an employer’s ability to change the form and conditions of work expected of an employee.  As a result of these changes, there may be a heightened risk of employment-related litigation.  For example, former sales representatives of Telecom Personal have brought legal actions for what they consider to be the untimely termination of their contracts and have submitted claims for the payment of different items such as commission differences, seniority bonuses and lost profit.  Some of these claims have been settled and others are still pending.

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

Certain regulatory measures that are still pending implementation, including regulations governing the unbundling of the local access (commonly known as local loop) and number portability, could have the effect of increasing competition for the services we offer.  Moreover, the Government could modify some of the current regulations, without granting Telecom corresponding compensation for changes in service requirements, could change its interpretation of existing regulations or introduce new obligations such as, among others, those relating to Universal Service regulation (See “Item 4—Information on the Company—Regulatory Framework—Decree No. 764/00” in the Telecom Form 20-F), those relating to the provision of new customer services and those resulting from the 2000 and 2001 Price Cap SC reviews still pending. Any such changes could have a material impact on Telecom Argentina’s operations.  However, these potential obligations may be offset by measures in Telecom Argentina’s favor, such as those contemplated in Resolution 41/07 (see “Item 4—Information on the Company—Regulatory Framework—Tax Stability: Social Security Contribution Variations” in the Telecom Form 20-F included as an exhibit hereto).

The enforcement of regulations aimed at protecting consumers might have an adverse effect on Telecom.

The Consumer Protection Act No. 24,240, as amended and/or supplemented (the “Consumer Protection Act”) establishes a series of principles and rules for the protection of consumers and users. The Consumer Protection Act applies to the telecommunications industry and to any other industry in which consumers and users are involved.

On March 12, 2008, the Argentine Congress passed the legislative bill to reform the Consumer Protection Act, which was promulgated by the Executive Branch in Decree No. 565/2008 dated April 3, 2008, and published in the Official Bulletin on April 7, 2008.

This reform substantially amends various aspects of the Consumer Protection Act, the most important of which are: (i) the extension of the definition of a consumer; (ii) an increase in the fines that could be imposed to providers and the possibility that relevant administrative authorities may order providers to pay direct damages up to a maximum amount; (iii) the courts may order providers to pay punitive damages to consumers up to a maximum amount of P$5 million, depending on the seriousness of the breach, among other circumstances; and (iv) provisions governing the possibility that consumer associations commence class actions in representation of the rights of an indeterminate group of consumers.

These amendments might substantially increase the number of legal actions commenced against various companies that provide goods and services to individual users or consumers or to various groups or associations of consumers. This possibility might entail risks for Telecom concerning, among others, the collection of prices charged for its services, or the obligation to return amounts charged for its services. If such were the case, any of such consequences could have an adverse effect on Telecom’s financial situation and on the results of its operations.

The BCRA has imposed restrictions on the transfer of funds outside of Argentina in the past and may do so in the future, which could prevent Telecom Argentina from making payments on its debt and trade liabilities.

In 2001 and 2002, the Argentine Government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tightened restrictions or limitations on the access to foreign exchange markets and transfer of funds abroad, including for purposes of paying principal and interest on debt and trade liabilities to foreign suppliers.  Although these restrictions or limitations have generally been eliminated, restrictions on the access to foreign exchange markets and transfer of funds have in the past limited and may in the future limit Telecom’s ability to make payments on its debt to creditors and trade liabilities outside of Argentina.  There can be no assurance that the BCRA will not impose again similar restrictions for principal, interest and/or trade liabilities payments by Telecom to its foreign creditors, or require its prior authorization for such purposes, which would limit Telecom’s ability to service its debt and/or comply with payments related to trade contracts with foreign suppliers.  See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

For a detailed explanation of risks associated with an investment in Telecom, see “Item 3—Key Information—Risk Factors” in the Telecom Form 20-F included as an exhibit hereto.

ITEM 4. INFORMATION ON THE COMPANY

The Company

Nortel Inversora S.A. was organized by a consortium of Argentine and international investors to acquire a controlling interest in the common stock of Telecom as the first step in Argentina’s privatization of its fixed-link public telecommunications services and basic telephone services. See “Item 7—Major Shareholders and Related Party Transactions.”  As of December 31, 2007, Nortel owned approximately 54.74% of the common stock of Telecom Argentina.  Nortel’s sole substantial activity is owning such stock and its sole substantial source of cash income is cash dividends paid on such stock. (See “Item 10—Additional Information—Nortel’s Capital Stock”).

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

Recent Developments

Telecom Personal and Núcleo Dividend Payments

On March 31, 2008, Telecom Personal paid its shareholders a dividend in an amount of P$220 million, as stipulated by the General Shareholders Meeting held on March 27, 2008, of which P$.219.98 million were received by Telecom Argentina.

On April 15, 2008, Núcleo paid its shareholders a dividend in an amount in guaraníes equivalent to US$20.7 million, as stipulated by the General Shareholders Meeting held on March 14, 2008, of which US$14.0 million were received by Telecom Personal. In compliance with Paraguayan tax law, Núcleo withheld 15% of the amount distributed to Telecom Personal as income tax. Consequently, Telecom Personal received US$11.9 million in dividend proceeds and has a credit for taxes imposed on foreign earnings in an amount of US$2.1 million.

Mandatory and optional prepayment on the Notes

Due to the cash generation from operations in 2007 amounting to P$2,946 million, Telecom Argentina has continued reducing its consolidated financial indebtedness. Telecom Argentina made mandatory prepayments amounting to P$889 million in 2007 and made an additional prepayment on April 15, 2008 amounting to P$822 million (which includes P$427 million of mandatory prepayment corresponding to excess cash). After giving effect to the principal prepayment made in April 2008, Telecom Argentina has cancelled all principal amortization payments on the notes scheduled to be made through April 2011 and 45.0% of the scheduled principal amortization payments due October 2011. Consequently, as of the date of this Annual Report 45.087% of the original principal amount of Series A notes and 4.125% of the original principal amount of Series B notes remaining outstanding. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Telecom’s Debt Obligations and Debt Service Requirements.”

New Universal Service Regulation

Decree No. 558/08, published on April 4, 2008, recently caused certain changes to the Universal Service regime.

Decree No. 558/08 establishes that, with respect to obligations originated under Decree No. 764/00, the SC will assess the value of those that were complied with, and the level of funding from the Universal Service Fiduciary Fund for those that are still pending. Likewise, the SC could choose to consider as Universal Service other undertakings which are carried out by the telecommunication services providers, and provide for their compensation so as to guarantee their continuity.

In defining Universal Service, the new regulation establishes two categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determines that the SC will have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for interpreting and applying it.

The Decree requires Telecom Argentina and Telefónica to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of publication of the Decree. The SC will determine on a case by case basis if the providers will be compensated with funds from the Universal Service Fiduciary Fund.

The Decree also requires telecommunications service providers to propose, within 60 days from its effective date of publication, a procedure to select a fiduciary institution and to provide a fiduciary agreement proposal, both subject to the SC approval.

The level of financing of Universal Service programs which were established under the previous regulation and are still ongoing will be determined by the SC, whereas telecommunications providers appointed to participate in future Universal Service programs will be selected by competitive bidding.

The Decree requires telecommunications service providers to contribute 1% of their revenues (from telecommunications services, net of taxes) to the Universal Service Fiduciary Fund and keeps the “pay or play” mechanism for compliance with the mandatory contribution to the Universal Service Fiduciary Fund.

Decree No. 558/08 also mandates the creation of the Universal Service Fiduciary Fund and orders that it must be established within 180 days from the date of publication. The providers of telecommunications services shall act in their capacity as trustors in this trust, which shall rely on the assistance of a Technical Committee made up by seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers – two of which shall be appointed by Telecom Argentina and Telefónica and one by the rest of the providers – and another member to be appointed by cooperative operators). This Technical Committee will be informed by the SC of the programs to be financed and will be entrusted with administrating and controlling the Universal Service Fiduciary Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new Universal Services programs, with the prior approval of the SC.

At the date of issuance of this Annual Report, the management of Telecom Argentina and Personal have started to analyze the impact of this new regulation, which is still subject to further specifications to be issued by the SC. Please see “Item 4—Information on the Company—Regulatory Framework—Decree No. 764/00—Universal Service Regulation” in the Telecom Form 20-F.

Change of Enterprise Resource Planning (ERP) System: Successful Implementation of SAP

In January 2007, the Telecom Group successfully implemented its new SAP-based ERP system. The implementation replaced the previous ERP system and other works planning and control systems with a single, fully-integrated piece of multi-company software whose success has been proven in telecommunication companies all round the world.

The processes within the implementation scope of SAP included accounting, accounts payable, treasury, works in progress, logistics, fixed assets and materials and project management.  During 2007 and the beginning of 2008 the Telecom Group continued with the implementation process by adding new features, including human resources management, foreign trade, real estate, float maintenance and special services which were successfully implemented during March and April 2008.

Changes to Class B Shareholders Voting Rights

Under the terms and conditions of the Series A and Series B Preferred Shares, we have agreed not to permit Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any financial debt, if as a result of doing so, Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares), as shown in its unconsolidated financial statements prepared under Argentine GAAP, exceeds 1.75.  Beginning in March 2002, the ratio of Telecom Argentina’s total liabilities to its shareholders’ equity exceeded 1.75 as a consequence of the devaluation of the peso.  As a result of Nortel’s violation of this covenant, the Series B Preferred Shares acquired, together with the Series A Preferred Shares, the right to appoint a member of the Nortel Board of Directors.  As from December 31, 2006 such ratio no longer exceeded 1.75:1 and as a result, Class B Preferred Shareholders have not had and will not have director voting rights in fiscal years 2007 and 2008, respectively.

Proceeding related to Gerardo Werthein’s service as a member of Telecom Argentina’s Board of Directors

At the annual shareholders’ meeting of Telecom Argentina held on April 29, 2008, the shareholders of Telecom Argentina, with the majority vote of Nortel, voted not to approve the service of Gerardo Werthein as a member of Telecom Argentina’s Board of Directors for fiscal year 2007. Mr. Werthein has initiated a proceeding seeking to annul this decision. Within the scope of this proceeding, a private pre-trial conference was held on June 19, 2008, in which Mr. Werthein, Telecom Argentina and Nortel participated. No agreement between the parties was reached at that meeting. As of the date of this Annual Report, the matter is still pending.

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

In addition, beginning with the Nortel fiscal year commencing January 1, 1994 and for each fiscal year thereafter for which liquid and realized profits are legally available for distribution after providing for payment of the Base Dividend, holders of Series A Preferred Shares will receive an additional dividend calculated based on the Distributable Return on Equity (“DROE”) of Telecom Argentina, if the DROE is higher than 10%. The Series A Preferred Shares are to be redeemed in ten equal annual installments of their subscription price commencing in 1998.  The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves.  Any redemption payments not declared nor paid by Nortel when due will bear interest, at LIBOR, from the due date until the actual payment date.  On January 26, 2001, Nortel paid the fourth installment of the scheduled redemption of Series A Preferred Shares in an amount of approximately P$55.1 million (nominal amount at date of payment).  On May 4, 2001, Nortel paid an additional installment of the redemption of Series A Preferred Shares in an amount of approximately P$14 million (nominal amount at date of payment) (corresponding to the proportional amount for the three month period ended December 31, 2000).  On April 29, 2004, April 27, 2005, April 27, 2006, April 27, 2007 and April 29, 2008, at Telecom’s annual shareholders’ meetings for the fiscal years ended December 31, 2003, 2004, 2005, 2006 and 2007 respectively, Telecom’s shareholders decided that no dividend payments would be made due to Telecom’s financial condition, results of operations and debt service obligations. Consequently, at Nortel’s annual shareholders’ meetings held on April 29, 2004, April 27, 2005, April 27, 2006, April 27, 2007 and April 30, 2008 for the fiscal years ending December 31, 2003, 2004, 2005, 2006 and 2007, respectively, Nortel’s shareholders decided that no dividends would be paid and that there would be no amortization of the Series A Preferred Shares, due to the lack of liquid and realized profits and/or distributable reserves.

As of December 31, 2007, Nortel had accrued but unpaid dividend obligations and amortization payments of approximately P$923.3 million (including CER).  Nortel’s failure to pay the Series A dividends due to the lack of liquid and realized profits and/or distributable reserves, triggered the right of the holders of Series A Preferred Shares to exercise their voting rights and to appoint a member of Nortel’s board of directors. Nortel’s failure to cause Telecom Argentina to comply with the financial ratio covenant contained in the terms and conditions of the Series A and Series B Preferred Shares triggered the right of the Series A and Series B shareholders to exercise their voting rights and to appoint a member of Nortel’s board of directors.  As from December 31, 2006 such ratio no longer exceeded 1.75:1 and as a result, Class B Preferred Shareholders have not had and will not have director voting rights in fiscal years 2007 and 2008, respectively.  The Series A shareholders have retained their right to appoint a member of the Nortel Board of Directors as a consequence of the non-payment of the Series A dividends corresponding to the fiscal year ended December 31, 2001 and subsequent fiscal years.  Accordingly, at Nortel’s annual shareholders’ meeting held on April 30, 2008, the Series A Preferred shareholders have appointed Javier Errecondo (and his alternate director, Saturnino Jorge Funes).

Pursuant to the Public Emergency Law, the unpaid dividends and outstanding installments for the redemption of Series A preferred shares have been “pesified” at the exchange rate of P$1.00 = US$1.00 plus the adjustment coefficient set forth by Decree No. 214/02, also known as “CER.”  The Series B Preferred Shares are required to be paid an annual dividend in an amount equal to 48.96% of earnings legally and financially available for distribution and remaining after providing for payments of any amounts due and payable on account of any and all dividend and redemption payments in respect of Series A Preferred Shares. The Series B Preferred Shares are not redeemable.

At present, Nortel is unable to predict whether Telecom will be able to make future dividend payments. Please see “Item 3—Key Information—Risk Factors” in this Annual Report and in the Telecom Form 20-F attached as an Exhibit hereto.

Relationship between Nortel and Telecom

As of December 31, 2007, Nortel owns 502,034,299 of Telecom Argentina’s Class A Ordinary Shares, nominal value P$1.00 per share (the “Class A Shares”), representing 100% of Telecom Argentina’s issued and outstanding Class A Shares and 51% of Telecom Argentina’s total capital stock, and 36,832,408 of Telecom Argentina’s Class B Shares, nominal value P$1.00 per share, representing approximately 8.35% of Telecom Argentina’s issued and outstanding Class B Shares and approximately 3.74% of Telecom Argentina’s total capital stock. Pursuant to the Privatization Regulations and the terms and conditions of the Transfer Agreement, Nortel is required to own all of Telecom Argentina’s Class A Shares unless the Regulatory Bodies otherwise agree.  See “Item 4—Information on the Company—Regulatory Framework” in the Telecom Form 20-F included as an exhibit hereto and “Item 7—Major Shareholders and Related Party Transactions.”  Nortel is not required by the Privatization Regulations to own any of Telecom Argentina’s Class B Shares.

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

Nortel’s principal shareholder is Sofora Telecomunicaciones S.A., or Sofora. Sofora owns approximately 67.79% of Nortel’s capital stock as of the date of this report. As of December 31, 2007 Sofora was 50% owned by Telecom Italia Group, 48% owned by W de Argentina–Inversiones, a holding company incorporated in the Kingdom of Spain, and a company of the Werthein Group and 2% owned by France Telecom Group.  On the Transfer Date, Telecom Italia and Finance Cable et Radio S.A. (“FCR”), a subsidiary of France Telecom S.A., were jointly designated as operators (the “Operators”) of Telecom Argentina.  The Telecom Italia Group has been Telecom Argentina’s exclusive operator since December 2003.

Nortel has been informed by W de Argentina–Inversiones that its option to purchase France Telecom Group’s 2% interest in Sofora, which began to be exercisable on January 31, 2008 and remains exercisable through December 31, 2013, was exercised on February 1, 2008. As of the date of this Annual Report, the registration of the transfer of such shares is still pending subject to the outcome of a decision by the SC as to whether it requires a prior authorization by the SC. See “Item 7—Major Shareholders and Related Party Transactions” for additional information on France Telecom Group’s option.

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

In particular, at December 31, 2007, the Telecom Italia Group was one of the world’s largest wireline operators, with approximately 22.1 million fixed network connections in Italy. In addition, the Telecom Italia Group was the leading mobile operator in Italy, with 36.3 million mobile telephone lines in Italy at December 31, 2007. As of the same date, the Telecom Italia Group had 31.3 million mobile telephone lines in Brazil. It has significantly expanded into broadband in recent years and, at December 31, 2007, it had 11.1 million broadband accesses, of which 7.6 million were in Italy and 3.5 million were elsewhere in Europe (France, Germany and The Netherlands).

For more information, see “Item 7—Major Shareholders and Related Party Transactions.”

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

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our Consolidated Financial Statements, including the notes to those financial statements, which appear elsewhere in this Annual Report.  Our Consolidated Financial Statements have been prepared in accordance with Argentine GAAP, which differs in certain significant aspects from US GAAP.  For a discussion of the principal differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation of net income (loss) and shareholders’ equity to US GAAP, see “Differences between Argentine GAAP and US GAAP” in Note 16 to the Consolidated Financial Statements.

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

Management Overview

The fiscal year ended December 31, 2007 was the fifth consecutive year of economic growth in Argentina. Such growth, combined with Telecom’s strategy to develop the cellular and Internet businesses and introduce technological innovations in fixed line telecommunication services through major investments, has enabled the continuous expansion of Telecom Group’s operations in terms of sales, customer base and operating margins in the context of a highly competitive market.

We and Telecom’s management believe that the results detailed below are both satisfactory in the short term and should encourage confidence in Telecom’s operational and financial strength and its ability to continue to be one of the leading companies in the Argentine telecommunications market.

Continuing the trend of prior years, net sales in 2007 grew by 23.1% compared to 2006, reaching P$9,074 million. Operating income before depreciation and amortization in 2007 increased by P$767 million from 2006, reaching P$3,052 million, equivalent to 33.6% of net sales. Evidencing a strong focus on operations, operating income increased 83.0% in 2007 compared to 2006, reaching P$1,636 million, equivalent to 18.0% of net sales.

Two reportable segments

It should be noted that the two reportable segments – Voice, Data and Internet and Wireless – experienced growth both in revenues and in operating income, particularly the Wireless reportable segment, whose net sales in 2007 increased 33.6% from 2006 and represented 63.6% of consolidated net sales as compared to 58.6% in 2006. Wireless reportable segment customers exceeded 12 million as of December 31, 2007 (of which approximately 10.7 million are for Telecom Personal in Argentina), representing a 28.2% increase from 2006. Internet sales (excluding equipment sales) in 2007 reached P$524 million, a 22.4% increase compared to 2006, and internet subscribers at December 31, 2007 reached 866,000 customers in Argentina (including private virtual network customers), a 56.9% increase compared to 2006.

To enable the expansion of the business and the growth of the customer base in fixed line telecommunication, broadband and cellular services, capital expenditures including materials increased by 17.6% in 2007 compared to 2006, reaching P$1,441 million, representing 15.9% of net sales.

Additionally, due to the cash generation from operations in 2007 amounting to P$2,946 million, Telecom has continued reducing its consolidated financial indebtedness. As a result, as of December 31, 2007, the consolidated financial indebtedness was reduced to P$3,198 million (equivalent to US$ 1,016 million) from P$4,098 million (equivalent to US$1,338 million) as of December 31, 2006. Telecom Argentina made principal prepayments amounting to P$889 million in 2007 and made an additional prepayment in April 2008 amounting to P$822 million. After giving effect to the principal prepayment made in April 2008, Telecom Argentina has cancelled all principal amortization payments on the notes scheduled to be made through April 2011 and 45.0% of the scheduled principal amortization payments due October 2011. For more information about the payment made in April 2008, see “—Liquidity and Capital Resources—Telecom’s Debt Obligations and Debt Service Requirements.”

For an analysis of Telecom’s results of operations for fiscal year 2007, see “–Years ended December 31, 2007, 2006 and 2005” below.

Economic and Political Developments in Argentina

The Argentine economy expanded during 2007, experiencing 8.7% real gross domestic product growth over 2006. The Argentine consumer price index increased 8.5% over year 2007 (as compared to 9.8% in 2006) and the wholesale price index increased 13.9%. The peso remained relatively stable against the U.S. dollar, with a peso/dollar exchange rate of P$3.062 per US$1.00 at December 31, 2006 and of P$3.149 per US$1.00 at December 31, 2007.

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

The Argentine economy has steadily improved since 2003. Gross domestic product increased 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006 and 8.7% in 2007. The peso also remained stable against the U.S. dollar during this period, with US$1.00 buying P$2.93 at December 31, 2003, P$2.979 at December 31, 2004, P$3.032 at December 31, 2005, P$3.062 at December 31, 2006 and P$3.149 at December 31, 2007, respectively. While the key components of Telecom’s business were strong in 2007 and its operating results have increased, driven by the wireless and Internet business, Telecom’s operating results and financial condition remain vulnerable to fluctuations in the Argentine economy.

The crisis occurred in Argentina has triggered high levels of inflation. Although such inflation slowed in 2003 and 2004, it increased again in 2005, 2006 and 2007, and has become a very important issue going forward. The cumulative increase in the consumer price index was 41% in 2002, 3.7% in 2003, 6.1% in 2004 and 12.3% in 2005, decreasing to 9.8% in 2006 and 8.5% in 2007. The wholesale price index increased 118% in 2002, 2.0% in 2003, 7.9% in 2004, 10.7% in 2005, 7.2% in 2006 and 13.9% in 2007 as reported by the INDEC. Additionally, as explained in “Item 3—Key Information—Risk Factors—Risks relating to Argentina—Substantial inflation may return, which would negatively impact Telecom Argentina’s margins,” public credibility of the INDEC as a reference for publishing Argentine inflation indexes has been adversely affected as from year 2007.

Telecom Personal Dividend Payment

On March 31, 2008, Telecom Personal paid a dividend in an amount of P$220 million (of which P$219.98 million were received by Telecom Argentina), as approved in the General Shareholders Meeting held on March 27, 2008. The cash dividend received from Telecom Personal, together with available cash equivalents, were used by Telecom Argentina to make a payment on its financial indebtedness in April 2008.

Núcleo Dividend Payment

On April 15, 2008, Núcleo paid its shareholders a dividend in an amount in guaraníes equivalent to US$20.7 million, as approved at the General Shareholders Meeting held on March 14, 2008. Telecom Personal received US$14.0 million in this distribution. In accordance with current tax law in Paraguay, Núcleo withheld 15% of the amount distributed to Telecom Personal as income tax. Consequently, Telecom Personal received US$11.9 million in dividend proceeds and has a credit for taxes imposed on foreign earnings in an amount of US$2.1 million.

Regulatory Framework

On March 6, 2006, Telecom Argentina signed the Letter of Understanding 2006 with UNIREN, which signed on behalf of the Argentine Government. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter of Understanding 2006 will provide the framework for the signing of the Minutes of Agreement of the Renegotiation approved by Decree No. 2,332/90, as stated in Section 9 of the Public Emergency Law.

During 2007, the regulatory authority has made progress on resolving certain pending items, such as the completion of certain Price Cap audits, and the issuance of resolutions addressing the treatment of the impact of changes in Social Security contributions during the past several years and the treatment of the amounts of Tax on deposits and withdrawals from bank accounts accrued before the issuance of Resolution No. 72/03. However, full implementation of the Letter has not yet occurred. As a result, Telecom Argentina’s regulated rates remain unchanged.

Although Telecom’s management believes that the contract renegotiation process will be satisfactorily completed, to date there is no certainty regarding either the outcome or the timing of the resolution of the negotiations. See “Item 4—Information on the Company—Regulatory Framework” in the Telecom Form 20-F.

Sale of Publicom

As a result of the Telecom Group’s decision to focus its core business on fixed and mobile telephony, in April 2007 Telecom Argentina sold its 99.99% interest in Publicom (the directories publishing company) to Yell Publicidad S.A.

The sale of Publicom shares generated a net income of P$102 million (P$101 million from the sale of Publicom and P$1 million from Publicom’s net income prior to the date of sale).

For more information about the transaction and rights and obligations arising from this sale, see “Sale of equity interest in Publicom – Discontinued operations” in Note 12 to the Consolidated Financial Statements.

Change of Enterprise Resource Planning (ERP) System: Successful Implementation of SAP

In January 2007, the Telecom Group successfully implemented its project to replace its previous JD Edwards ERP system and other works planning and control systems, with a single, fully-integrated SAP-based software application with proven success in world-class telecommunications companies. The scope of the new ERP system includes areas within its implementation scope include accounting, accounts payable, treasury, works in progress, logistics, fixed assets and materials and project management.

During 2007, Telecom continued to introduce new features in stages, including those in the areas of human resources management, foreign trade, real estate, fleet maintenance and special services, which were implemented during March and April 2008.

Debt Restructuring

On August 31, 2005, Telecom Argentina successfully completed a restructuring of its financial indebtedness pursuant to an APE by issuing debt with new payment terms and by paying cash consideration and making partial cash interest payments.

The Telecom Personal and Núcleo debt restructurings were successfully completed in November 2004. On December 22, 2005, Personal successfully concluded a refinancing of all of the debt instruments issued as a consequence of its financial restructuring process by issuing new notes and loans. In the first quarter of 2006, Núcleo also concluded a refinancing of its restructured debt.

More detail about the debt restructuring transactions and the terms of the notes issued pursuant thereto can be found in “—Liquidity and Capital Resources—Telecom’s Debt Obligations and Debt Service Requirements.”

Factors Affecting Telecom’s Results of Operations

Telecom’s results of operations continue to be affected by the Pesification and freeze of regulated tariffs and by the fluctuation of the exchange rate of the peso against the U.S. Dollar. For a discussion of these and other factors that may affect Telecom’s results of operations, please see “—Years ended December 31, 2007, 2006 and 2005” and “—Trend Information” below.

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

As of December 31, 2007, Telecom has significant tax loss carryforwards which were generated principally by the devaluation of the peso during 2002.  The recoverability of deferred tax assets, including tax loss carryforwards, is assessed periodically.  As of December 31, 2007, a valuation allowance has been provided for a portion of tax loss carryforwards of Telecom Argentina and for the total tax loss carryforwards of Nortel, as the realization of the tax benefit before it expires is not considered by management to be more likely than not.  The estimate of tax loss carryforwards recoverability of each of the companies of Telecom Group is performed based on Telecom’s best estimates of future taxable income at the issuance date of the respective financial statements.  These estimates could significantly differ from actual taxable income in the future.

Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. Management considered that the tax credit related to minimum presumed income of Telecom Argentina will be realized based on current projections and legal expiration term (10 years).  Such credit is classified as a non-current receivable in the consolidated balance sheets.

Accounting for and Recoverability of Long-Lived Assets

Telecom’s accounting for long-lived assets and intangible assets involves the use of estimates for determining the fair value at the acquisition date and the useful lives of the assets over which the costs of acquiring are depreciated.

Initial Valuation and Depreciation

Telecom records purchased property, plant and equipment, and purchased intangible assets (other than goodwill) at acquisition or construction cost (adjusted for inflation as necessary—see Note 3.c. to the Consolidated Financial Statements).  Fixed assets received from “ENTel” have been valued at their transfer price.  Subsequent additions have been valued at cost.  Construction costs include directly allocable costs, an appropriate allocation of material and interest accrued during the construction period.  However, general and administration expenses are not capitalized. Property, plant and equipment and intangible assets, except for indefinite useful life intangibles, are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the estimated useful lives involves significant judgment. Telecom periodically reviews the estimated useful lives of its property, plant and equipment and purchased intangible assets. See “Changes in useful lives of fixed assets in the Telecom Group” in Note 13 to the Consolidated Financial Statements for information about recent reviews performed by the Telecom Group.

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

As of December 31, 2007, Telecom’s asset retirement obligations included in other non-current liability amounted to P$26 million and the related net carrying value of the capitalized cost included in fixed asset amounted to P$6 million.

Debt Restructuring Results

On August 31, 2005, Telecom Argentina completed a restructuring of its financial indebtedness on a stand-alone basis pursuant to APE by issuing debt instruments with new payment terms and by paying cash consideration and making partial cash interest payments.

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

As of December 31, 2007, the total consolidated debt, excluding derivatives, recorded on the consolidated balance sheet was P$3,195 million, net of the effect on discounting of Telecom Argentina’s debt of P$62 million.

New Accounting Standards under Argentine GAAP

In December 2006, the CNV approved RT 23 of the FACPCE, which had been adopted by the CPCECABA, “Accounting for post-employment and other long-term employee benefits.” As permitted by the CNV, we made use of the early adoption provision and applied the standard as of January 1, 2007.  The adoption of RT 23 did not have any impact on the Company’s financial position, results of operations and disclosure.

On March 28, 2008, the FACPCE issued RT 24, “Disclosures and auditing standards for cooperatives,” which will be effective for fiscal years beginning on or after January 1, 2009. Since the Company is out of the scope of RT 24, its adoption will not have any impact on the Company’s financial position, results of operations and disclosure.

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

Years ended December 31, 2007, 2006 and 2005

For purposes of these sections the fiscal years ended December 31, 2007, 2006 and 2005 are called “year 2007,” “year 2006” and “year 2005,” respectively.

Our results of operations, (which include Telecom’s results of operations) are prepared in accordance with Argentine GAAP, which differs in certain aspects from US GAAP.  See Note 16 to our Consolidated Financial Statements.

The Telecom Group provides customers with a wide range of telecommunication services. To fulfill its purpose, it conducts different activities that are distributed among the companies in the Group. Each company represents an operating segment which has been aggregated into two reportable segments according to the nature of the products and services provided.  These reportable segments, and their operating segments are:

Reportable Segment	Company of the Telecom Group / Operating Segment
Voice, Data and Internet	Telecom Argentina S.A. Telecom Argentina USA, Inc. Micro Sistemas S.A. (*)
Wireless	Telecom Personal S.A. Núcleo S.A.

(*)                   Dormant entity at December 31, 2007.

As a consequence of the sale of Telecom’s equity interest in Publicom on April 12, 2007, the former reportable segment “Directory publishing” has been accounted for as a “discontinued operation” and included in a separate line in the reportable segment “Voice, Data and Internet.” See Note 12 to the Consolidated Financial Statements in the Telecom Form 20-F.

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

The following table shows Telecom’s net sales as a percentage of total consolidated net sales within its reportable segments for the year ended December 31, 2007:

Reportable segment	Net Sales (millions P$)	Percent of Consolidated Net Sales

Voice, Data and Internet	3,302	36.4
Wireless	5,772	63.6
TOTAL	9,074	100.0

Additional information regarding reportable segments is disclosed in Note 14 to our Consolidated Financial Statements.

(A)  Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding our operating results. These factors are based on the information currently available to our management and may not represent all of the factors that are relevant to an understanding of our current or future results of operations. Additional information regarding trends expected to influence Telecom’s results of operations in 2008 are analyzed below under “—Trend Information.”

Impact of Political and Economic Environment in Argentina. Levels of economic activity affect the volume of local and long-distance traffic, the demand for new fixed lines, ADSL and for cellular services and the levels of uncollectible accounts and disconnections. Demand for Telecom’s services and the amount of revenues it collects is also affected by inflation, exchange rate variations and the rate of unemployment, among others.

Rate Regulation. Revenue from Telecom’s Voice, Data and Internet reportable segment will depend principally on the number of lines in service, the minutes of use or “traffic” for local and long-distance services and the rates charged for services. The rates that Telecom Argentina charges in its fixed telephony service (including both monthly basic charges and measured service charges), installation charges in the fixed telephony business, public telephone charges and charges for Internet dial-up traffic are subject to regulation. These rates were pesified and rate increases were frozen by the Argentine Government in 2002. Telecom Argentina has been in discussions with regulators with respect to rate adjustments and on March 6, 2006, Telecom Argentina signed the Letter of Understanding 2006 with the Argentine Government whereby it agreed to comply with the current regulatory framework in exchange for the ability to raise certain of its regulated rates. In particular, the Government has agreed that Telecom Argentina can increase the termination charges applied to incoming international calls and reduce the time bands for off-peak local tariffs. The agreement is still subject to the implementation of certain administrative steps and the pending approval by the legislative branch. Although Telecom’s management expects that the contract renegotiation process will be satisfactorily completed, to date there is no certainty regarding either the outcome of the negotiations or the timing of such outcome.

Competition. The Argentine telecommunications market has become increasingly competitive, particularly as the Argentine economy recovers from the economic crisis of 2001-2002. In Telecom’s Voice, Data and Internet reportable segment, competition is mainly focused in long-distance and Internet service as well as in government and corporate accounts. Since 2003, the Argentine wireless market has been characterized by rapid growth and increasingly competitive conditions. Telecom expects that the Wireless reportable segment will continue to be affected by competitive pricing pressure, at least in the short to medium term, and by the pressure exerted by relevant international operators.

Technology Developments. Improvements in technology influence demand for services. For example, demand for fixed line telecommunications services has been affected by continued significant growth in the Wireless reportable segment. Growth in the Voice, Data and Internet reportable segment at present is being driven by expansion of ADSL. The increase in broadband adoption has also proven a critical factor in facilitating the offering of Value Added Services to customers and the bundling of services. In the Wireless reportable segment, Telecom has seen an increase in the number of subscribers due to the implementation of GSM technology and related services supported by GSM technology. Continued investment in GSM infrastructure is expected to fuel demand for cellular services because it supports a wide variety of enhanced services such as SMS, data transmission and 3G services.

Capital Expenditures. Since the completion of Telecom Argentina’s restructuring in August 2005, Telecom is in the process of making significant investments designed to take advantage of growth opportunities in its businesses. In the Voice, Data and Internet reportable segment, Telecom’s focus is on the fulfillment of regulated services and the continued development of its broadband assets, including the ADSL high speed network and Fiber Optic infrastructure, as well as upgrading and enhancing information technology systems. In the Wireless reportable segment, Telecom is in the process of expanding its GSM network.

Wireless Subscriber Acquisition Costs and Promotional Activities. Telecom’s Wireless reportable segment has reached a significant level of subscriber acquisition costs as a result of the increase of our customer base and intense competition. The Voice, Data and Internet reportable segment also has increased its promotional activities, particularly with respect to ADSL services, where Telecom’s competitors have intensified their marketing campaigns.

Currency Effects. The majority of Telecom’s revenues are received in pesos whereas the majority of its financial indebtedness is substantially denominated in U.S. dollars. Additionally, a significant portion of the materials and supplies related to the construction and maintenance of Telecom’s networks are incurred in foreign currencies. Consequently, the Pesification of Telecom’s regulated rates and subsequent fluctuations in the exchange rates between the peso and the U.S. dollar and other currencies will continue to affect the amount of its revenues in comparison to its debt service obligations and other costs incurred in foreign currencies.

(B)  Consolidated Results of Operations

In the year ended December 31, 2007, we reported net income of P$478 million, compared to a net income of P$129 million for the year ended December 31, 2006.

We reported consolidated net sales of P$9,074 million in year 2007 compared to P$7,372 million in year 2006.  The increase of P$1,702 million can be largely attributed to the increase in the customer base, particularly in the Wireless reportable segment and in the ADSL access base.

In 2007, operating costs (including depreciation and amortization) totaled P$7,441 million representing an increase of P$961 million, or 14.8%, due to higher agent’s commissions, commissions for the distribution of prepaid cards, TLRD and Roaming costs, the cost of international outbound calls, advertising costs, costs of maintenance, materials and supplies and taxes, among other reasons.  These costs are associated with the increase in sales and particularly with growing competition in the wireless market in Argentina.

Although the economic situation in Argentina continued showing signs of improvement, Telecom’s fixed telephone service is still affected by the Pesification of the rates in early 2002; as a result, the increase in the structure of disbursement costs for the Voice, Data and Internet reportable segment (which was 18.1%) is higher than the increase in net sales (which was 8.2%). Consequently, Telecom’s operations continue to be influenced by the Pesification and freezing of regulated tariffs and macroeconomic factors (particularly exchange rates and inflation).

(B.1)  Year 2007 Compared to Year 2006

					Change by segment
	Year Ended December 31,				Voice, Data
	2007	2006	Total Change		and Internet	Wireless	Nortel
	(P$ millions)%				(P$ millions)
Net sales	9,074	7,372	23.1	1,702	249	1,453	—
Cost of services, general and administrative and selling expenses	(7,441)	(6,480)	14.8	(961)	(218)	(742)	(1)
Operating income	1,633	892	83.1	741	31	711	(1)
Financial result, net	(441)	(484)	(8.9)	43	113	(70)	—
Other, net (1)	(101)	(186)	(45.7)	85	77	4	(1)
Income tax (expense) benefit, net	(292)	22	N/A	(314)	(93)	(221)	—
Minority interest	(377)	(127)	196.9	(250)	—	(1)	(249)
Net income from continuing operations	422	122	245.9	300	217	423	(251)
Income from discontinued operations	56	7	700	49	89	—	(40)
Net income	478	129	70.5	349	217	423	(291)

(1)          Other, net includes equity gain (loss) from related companies and other expenses, net.

Net Sales

The principal factors which affect Telecom’s net sales are rates, the volume of use of services in fixed line services and the growth in wireless telecommunication and Internet services.

During year 2007, net sales increased approximately 23.1% to P$9,074 million from P$7,372 million in 2006. The increase is largely attributable to the increase of P$1,453 million in revenues generated by the Wireless reportable segment. It should be noted that both reportable segments showed revenue increases, but at different growth rates.

In the Voice, Data and Internet reportable segment, voice sales grew by 5.4% due to the increase in the customer base, which was partially offset by a slight reduction in traffic volume. Regulated voice services are still affected by the Pesification of rates to pesos as discussed in “Item 4—Information on the Company—The Business—Voice, Data and Internet—Rates” in the Telecom Form 20-F, in more detail. Data sales grew by 12.4% due to the increase in the customer base and expanded corporate offerings. Internet sales led growth in this segment with a 22.4% increase as a result of the 71.3% increase in our ADSL customer base. The increase in internet revenues was partially offset by major discounts offered to new customers in the first three months of subscription.

Wireless revenues increased 33.6% compared to 2006. In Argentina, revenues, net of intercompany sales, grew by 34.7% as a result of a 26.6% increase in the customer base. In Paraguay, net sales grew by 22.0%, which can be largely attributed to a 39.7% increase in the customer base.

In 2007, service revenues in the Wireless reportable segment amounted to P$5,182 million, representing 37.3% growth from 2006. Year 2007 service revenue growth was 38.7% in Argentina and 22.8% in Paraguay.

As in the previous year, net sales of the Wireless reportable segment represented more than 50% of Telecom’s consolidated net sales (reaching 63.6%) in 2007.

The chart below shows net sales for years 2007 and 2006 and their breakdown between reportable segments:

For a further breakdown of Telecom’s consolidated net sales, see “—Results of Operations by Reportable Segment” below.

Cost of Services, General and Administrative and Selling Expenses

Total cost of services, general and administrative and selling expenses increased by 14.8% to P$7,441 million in 2007 from P$6,480 million in 2006.  The increase was mainly due to the increase in disbursement costs in the two reportable segments as a result of the increase in direct cost of sales, the effect of inflation in the overall cost structure and heavy competition in the wireless and broadband businesses in Argentina. Depreciation and amortization expenses increased by P$25 million, mainly attributable to the Wireless reportable segment.

					Change by segment
	Year Ended December 31,				Voice, Data and
	2007	2006	Total Change		Internet	Wireless	Nortel
	(P$ millions)%				(P$ millions)
Salaries and social security	961	830	15.8	131	81	50	—
Taxes	660	539	22.4	121	21	100	—
Maintenance, materials and supplies	447	317	41.0	130	80	50	—
Bad debt expense	71	63	12.7	8	(4)	12	—
Interconnection costs	151	159	(5.0)	(8)	(8)	—	—
Costs of international outbound calls	138	111	24.3	27	27	—	—
Fees for services	302	260	16.2	42	33	8	1
Advertising	306	225	36.0	81	19	62	—
Cost of wireless handsets	875	973	(10.1)	(98)	—	(98)	—
Agent’s commissions and commissions for the distribution of prepaid cards	704	548	28.5	156	8	148	—
Other commissions	130	113	15.0	17	4	13	—
TLRD and Roaming	760	582	30.6	178	—	178	—
Others	520	369	40.9	151	64	87	—
Depreciation of fixed assets and amortization of intangible assets	1,416	1,391	1.8	25	(107)	132	—
Total Cost of Services, General and Administrative and Selling Expenses	7,441	6,480	14.8	961	218	742	1

The main operating costs and the changes in costs between years 2007 and 2006 are illustrated below:

(1)          Includes bad debt expense, other commissions and other operating expenses.

Salaries and Social Security

During year 2007, salaries and social security charges were approximately P$961 million, representing a 15.8% increase from 2006. This was primarily due to the increase in salary levels. Additionally, labor costs rose as a consequence of the increase in the number of full time employees in the Wireless reportable segment. As of December 31, 2007, we had 15,395 employees compared to 15,141 employees as of December 31, 2006.

For year 2007, salaries and social security payments were approximately 10.6% of net sales. For year 2006, salaries and social security payments were approximately 11.2% of net sales.

Taxes

Expenses related to taxes increased 22.4% to P$660 million in year 2007 from P$539 million in year 2006, mainly due to the impact of taxes that are calculated on the basis of revenues, reflecting an increase in total net sales during the year.

Maintenance, Materials and Supplies

Expenses related to maintenance, materials and supplies increased 41.0% to P$447 million in year 2007 from P$317 million in year 2006. This increase was due to higher maintenance costs across segments, particularly in the Voice, Data and Internet reportable segment.

Bad Debt Expense

During year 2007, bad debt expense increased to P$71 million from P$63 million in year 2006. The allowance for doubtful accounts represented 0.8% of net sales for 2007, as compared to 0.9% of net sales in 2006. The net increase was due mainly to growth in the wireless customer base partially offset by improved recovery of past due accounts in the Voice, Data and Internet reportable segment.

Fees for Services

Our and Telecom’s fees for various services, including legal, security, and auditing services, totaled P$302 million for year 2007 and P$260 million for year 2006. This increase was due mainly to higher service costs in the Voice, Data and Internet reportable segment. In 2007, fees for services included P$26 million paid to the Operator as compensation for the services of highly qualified personnel and technical assistance provided to Telecom in accordance with an agreement entered into between Telecom and Telecom Italia Group at the beginning of 2005 which is annually renewable. Such amounts were charged based on hours of service at international market rates for such services.

Advertising

Costs related to advertising increased by P$81 million, or 36.0%, to P$306 million, mainly due to higher media advertising expenses for wireless and Internet services as a result of efforts to retain and expand both customer bases.

Agent’s Commissions and Commissions for the Distribution of Prepaid Cards

Sales commissions increased by P$156 million to P$704 million in year 2007 from P$548 million in year 2006. The steady increase over the past few years in agent’s commissions and commissions for the distribution of prepaid cards is mainly due to Telecom Personal’s efforts to expand its high-value subscriber base and to the increase in the prepaid subscriber base, respectively.

Other Commissions

Other commissions increased 15.0% to P$130 million in year 2007 from P$113 million in year 2006. This increase was mainly due to higher commissions paid as a result of the growth in Telecom’s wireless subscriber base.

Other Operating Expenses

Other operating expenses increased 40.9% to P$520 million in year 2007 from P$369 million in year 2006 mainly due to the increase in other operating expenses in the Wireless reportable segment as a result of increased revenues and an increase in the customer base. For an analysis of the increase in other operating expenses in the Wireless reportable segment, see “—Results of Operations by Reportable Segment—Wireless Reportable Segment” below.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation of fixed assets and amortization of intangible assets increased by P$25 million, or 1.8%, to P$1,416 million during 2007 mainly as a consequence of increased capital expenditures in the Wireless reportable segment, partially offset by the end of the amortization period for certain assets in the Voice, Data and Internet reportable segment.  Additionally, during 2007, Telecom performed an integral review of the useful lives of its fixed assets. As a result, as from September 30, 2007, Telecom Argentina and Telecom Personal have changed the useful life of certain fixed assets resulting in a P$14 million decrease in depreciation expense for year 2007.  See “Changes in useful lives of fixed assets in the Telecom Group” in Note 13 to the Consolidated Financial Statements for information about recent integral reviews performed in the Telecom Group.  Depreciation expense was equal to approximately 15.6% of net sales for year 2007 and 18.9% of net sales for year 2006.

For an analysis of interconection and international outbound call costs, see “—Results of Operations by Reportable Segment—Voice, Data and Internet Reportable Segment” below. For an analysis of wireless handset, roaming and TLRD costs, see “—Results of Operations by Reportable Segment—Wireless Reportable Segment” below.

Operating Income

During the year ended December 31, 2007, consolidated operating income was P$1,633 million, with an increase of P$741 million, or 83.1%, compared to 2006. Operating income represented 18.0% of net sales in 2007. Improvement in operating income in terms of sales margin was seen across both reportable segments but at different rates of increase. Voice, Data and Internet grew from 10.7% to 10.8% of net sales in 2007 due to the systematic decline of fixed asset depreciation while the Wireless reportable segment grew from 13.1% to 22.1% of net sales in 2007.

The increase in operating income in 2007 was mainly due to strong growth in the Wireless reportable segment resulting from higher net sales, partially offset by an increase in salaries and social security costs, maintenance, materials and supplies, cost for subscriber acquisition, costs of roaming and TLRD and tax expenses.

Financial Results, Net

Net financial and holding resulted in a loss of P$441 million for 2007, reflecting a 8.9% loss decrease over the loss of P$484 million for 2006.

As a result of a P$1,359 million reduction in net financial debt, or 40.5% compared to the net financial debt at the end of the previous year, interest on net financial debt decreased by P$129 million. This financial cost represents 3.5% of consolidated sales in year 2007, as compared to 6.1% in year 2006.

In 2007, the devaluation of the peso against the US dollar was 2.8% and 14.7% against the euro. This caused a net foreign currency exchange loss of P$267 million, which was partially offset by gains on derivative financial instruments entered into to hedge foreign exchange exposure. These instruments generated a P$141 million gain in the year 2007 and a P$114 million gain in 2006.

Other, Net

Gain (Loss) on Equity Investees

No gain or loss was reported during 2007. In 2006, a P$5 million gain was reported, mainly due to the realization of P$6 million exchange differences generated by the P$10 million capital reimbursement made by Núcleo to its shareholders.

Other expenses, net

Other expenses, net include severance payments, provisions for lawsuits and other contingencies and income from sales of fixed assets.

Other expenses, net, decreased P$85 million or 45.7% from year 2006, reaching P$101 million in 2007 mainly due to a gain related to the impact of SC Resolution N° 41/07 of P$69 million and a tax benefit on deposits and withdrawals from bank accounts of P$23 million (see Note 2.h and 2.j to the Consolidated Financial Statements).

During years 2007 and 2006, approximately P$84 million and P$48 million of other expenses, net, respectively, were recorded related to accrued severance payments and costs of termination benefits for employees who were dismissed during the period or voluntarily retired pursuant to Telecom’s employee reduction program. Although fewer employees were dismissed or voluntarily retired during 2007 the amount of severance payments and termination benefits costs increased during 2007 mainly due to the fact that the average severance payment per employee increased by approximately 92%.

Income Tax (Expense) Benefit, Net

The income tax charge includes three effects: (i) the current tax for the year payable according to fiscal legislation applicable to each company in the Telecom Group; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to fiscal versus accounting criteria; and (iii) the analysis of recoverability of deferred tax assets, particularly, the tax loss carryforwards accumulated by Telecom Argentina.

Deferred income taxes result from temporary differences in the recognition of expenses for tax and financial reporting purposes and are accounted for in accordance with Argentine GAAP, which is consistent with SFAS No. 109. Argentine GAAP requires the asset and liability method of computing deferred income taxes.

As regards the current tax expenses of Telecom Argentina in the 2007 and 2006 fiscal years, Telecom Argentina was not required to pay taxes in 2007 as a result of an accumulated tax loss carryforward. As regards Personal, it generated enough profit in 2007 to offset the entire tax loss carryforwards accumulated at the beginning of the year, resulting in a tax liability which will be offset against a tax credit for minimum presumed income and other withholdings. Núcleo reported, in the years under review, a taxable profit. The tax expense of Núcleo in 2007 increased by the overcharge related to the payment of dividends to shareholders. As per Paraguayan tax law, an additional income tax rate of 5%  is imposed on dividends that are paid.

As regards the deferred tax, the expenses mainly arise from the reduction of the tax loss carryforwards of Telecom Argentina (P$364 million) and Personal (P$163 million), partially offset by income generated by variations in the temporary differences (P$205 million in Telecom Argentina and P$76 million in Personal), including, among others, a reduction of the deferred tax liability on fixed assets and its adjustment for inflation, and the higher allowance for doubtful accounts and provisions for lawsuits and other contingencies.

With respect to the recoverability of tax loss carryforwards, Telecom recognized, as of December 31, 2007, P$130 million worth of tax credit due to tax loss carryforwards, of which P$95 million expire in fiscal year 2007. For that reason, as of December 31, 2007, the related allowance amounts to P$95 million, representing a P$100 million reduction from the end of the previous year, compared to an P$81 million reduction in 2006. Additionally, Personal set up an P$11 million allowance during 2007 related to certain deferred tax assets of doubtful collectability.

Income from discontinued operations

In April 2007, Telecom sold its equity interest in Publicom (representing 99.99% of the capital stock and voting shares of the directory publishing subsidiary) to Yell Publicidad S.A. Under Argentine GAAP, the transaction was accounted for under “discontinued operations.” As a result, Telecom has consolidated Publicom as of December 31, 2007, 2006 and 2005, identifying the results of discontinued operations in a separate line item in its consolidated statement of income. As of December 31, 2007, P$56 million were accounted for as net income from discontinued operations, of which P$101 million corresponded to the sale of Publicom, P$1 million to Publicom’s net income prior to the date of sale and P$(46) to the minority interest.

Minority Interest

During the year 2007, we recorded a minority interest loss of P$(377) million as compared to a loss of P$(127) million in 2006. The difference is attributed to the net income of Telecom Argentina for year 2007 compared to year 2006.

Net Income (Loss)

For year 2007, the Company recorded net income of approximately P$478 million mainly due to gain resulting from holding companies.

(B.2)  Year 2006 Compared to Year 2005

					Change by segment
	Year Ended December 31,				Voice, Data
	2006	2005	Total Change		and Internet	Wireless	Nortel
	(P$ millions)%				(P$ millions)
Net sales	7,372	5,668	30.1	1,704	182	1,522	—
Cost of services, general and administrative and selling expenses	(6,480)	(5,173)	25.3	(1,307)	(144)	(1,163)	—
Operating income	892	495	80.2	397	38	359	—
Financial result, net	(484)	(308)	57.1	(176)	(258)	82	—
Gain on debt restructuring, net	—	1,424	(100.0)	(1,424)	(1,424)	—	—
Other, net (1)	(181)	(156)	16.0	(25)	(34)	10	(1)
Income tax benefit (expense), net	22	(119)	N/A	141	252	(111)	—
Minority interest	(127)	(611)	(79.2)	484	—	(14)	498
Net income from continuing operations	122	725	(83.2)	(603)	(1,426)	326	497
Net income from discontinued operations	7	2	250.0	5	10	—	(5)
Net income	129	727	(82.3)	(598)	(1,416)	326	492

(1)          Other, net includes equity gain (loss) from related companies and other expenses, net.

Net Sales

During year 2006, net sales increased approximately 30.1% to P$7,372 million from P$5,668 million in 2005.  The increase can be largely attributed to the increase of P$1,522 million in revenues generated by the Wireless reportable segment.  It should be noted that both reportable segments showed revenue increases, but at different growth rates.

Data sales grew by 12.5% due to the increase in the customer base and expanded corporate offerings. Internet sales led growth in this segment, with a 24.1% increase due to the fact that the ADSL customer base experienced 102.2% annual growth. The increase in internet revenues was partially offset by major discounts offered to new customers in the first three months of subscription.

Wireless revenues increased 54.4% compared to 2005. In Argentina, revenues, net of intercompany sales, grew by 53.9% as a result of a 37.0% increase in the customer base and a 11.4% increase in ARPU. In Paraguay, sales grew by 60.6% due to a 78.8% increase in the customer base and a steady ARPU.

In 2006, service revenues in the Wireless reportable segment amounted to P$3,775 million, representing 53.1% growth from 2005. Year 2006 service revenue growth was 52.1% in Argentina and 64.5% in Paraguay.

For the first time in Telecom’s history, 2006 Wireless reportable segment net sales represented more than 50% of its consolidated net sales (reaching 58.6%).

The chart below shows net sales for years 2006 and 2005 and their breakdown between reportable segments:

For a further breakdown of Telecom’s consolidated net sales, see “—Results of Operations by Reportable Segment” below.

Cost of Services, General and Administrative and Selling Expenses

Total cost of services, general and administrative and selling expenses increased by 25.3% to P$6,480 million in 2006 from P$5,173 million in 2005.  The increase was mainly due to the increase in disbursement costs in both reportable segments as a result of the increase in direct cost of sales, the effect of inflation in the overall cost structure and heavy competition in the wireless and broadband businesses in Argentina.  Depreciation and amortization expenses decreased by P$106 million mainly attributable to the Voice, Data and Internet reportable segment.

					Change by segment
	Year Ended December 31,				Voice, data and
	2006	2005	Total Change		Internet	Wireless	Nortel
	(P$ millions)%				(P$ millions)
Salaries and social security	830	672	23.5	158	105	53	—
Taxes	539	394	36.8	145	10	135	—
Maintenance, materials and supplies	317	276	14.9	41	30	11	—
Bad debt expense	63	28	125.0	35	11	24	—
Interconnection costs	159	144	10.4	15	15	—	—
Costs of international outbound calls	111	94	18.1	17	17	—	—
Fees for services	260	166	57.0	94	28	66	—
Advertising	225	150	50.0	75	29	46	—
Cost of wireless handsets	973	613	58.7	360	—	360	—
Agent’s commissions and commissions for the distribution of prepaid cards	548	386	42.0	162	4	158	—
Other commissions	113	77	46.8	36	3	33	—
TLRD and Roaming	582	386	50.8	196	—	196	—
Others	369	290	27.2	79	41	38	—
Depreciation of fixed assets and amortization of intangible assets	1,391	1,497	(7.1)	(106)	(149)	43	—
Total Cost of Services, General and Administrative and Selling Expenses	6,480	5,173	25.3	1,307	144	1,163	—

The main operating costs and the changes in costs between years 2006 and 2005 are illustrated below:

(1)          Includes bad debt expense, other commissions and other operating expenses.

Salaries and Social Security

During year 2006, salaries and social security charges were approximately P$830 million, representing a 23.5% increase from 2005.  This was primarily due to the increase in salary levels implemented during the year.  Additionally, labor costs rose as a consequence of the increase in headcount in the Wireless reportable segment, where increased demand for wireless services and the improvement of customer support required Telecom Personal to increase its number of employees. As of December 31, 2006, we had 15,141 employees compared to 14,338 employees as of December 31, 2005.

For year 2006, salaries and social security payments were approximately 11.2% of net sales.  For year 2005, salaries and social security payments were approximately 11.8% of net sales.

Taxes

Expenses related to taxes increased 36.8% to P$539 million in year 2006 from P$394 million in year 2005, mainly due to the impact of taxes that are calculated on the basis of revenues and higher fees paid to the regulator in connection with the wireless telephony activity.

Maintenance, Materials and Supplies

Maintenance, materials and supplies expense increased 14.9% to P$317 million in year 2006 from P$276 million in year 2005.  This increase was due to higher maintenance costs across segments, particularly in the Voice, Data and Internet reportable segment.

Bad Debt Expense

During year 2006, bad debt expense increased to P$63 million from P$28 million in year 2005.  The allowance for doubtful accounts represented 0.9% of net sales for 2006, as compared to 0.5% of net sales in 2005.  This increase was due mainly to growth in the wireless customer base and reduction in levels of collection and the lower recovery of past due accounts in the Voice, Data and Internet reportable segment in 2006.

Fees for Services

Our and Telecom’s fees for various services, including legal, security, and auditing services, totaled approximately P$260 million for year 2006 and P$166 million for year 2005.  This increase was due mainly to services relating to technology upgrades in Telecom’s Wireless reportable segment.  In 2006, fees for services include P$16 million paid to the Operator as compensation for the services of highly qualified personnel and technical assistance provided to Telecom in accordance with an agreement entered into between Telecom and the

Telecom Italia Group at the beginning of 2005 which is annually renewable Such amounts were charged based on hours of service at international market rates for such services.

Advertising

Costs related to advertising increased by P$75 million, or 50.0%, to P$225 million, mainly due to higher media advertising expenses for wireless and Internet services.

Agent’s Commissions and Commissions for the Distribution of Prepaid Cards

Sales commissions increased to P$548 million in year 2006 from P$386 million in year 2005.  The increases in agent’s commissions and commissions for the distribution of prepaid cards over the past few years were mainly due to Telecom Personal’s efforts to expand its high-value subscriber base and to the increase in the prepaid subscriber base, respectively.

Other Commissions

Other commissions increased 46.8% to P$113 million in year 2006 from P$77 million in year 2005. This increase was mainly due to higher commissions paid as a result of the growth in Telecom’s wireless subscriber base.

Other Operating Expenses

Other operating expenses increased 27.2% to P$369 million in year 2006 from P$290 million in year 2005, mainly due to the increase in other operating expenses in the Wireless reportable segment as a result of increased revenues and an increase in the customer base.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation of fixed assets and amortization of intangible assets decreased by P$106 million, or 7.1%, to P$1,391 million during 2006 mainly as a consequence of the end of the amortization period for certain assets in the Voice, Data and Internet reportable segment partially offset by an increase in the depreciation in increased investment of assets in the Wireless reportable segment.  Depreciation expense was equal to approximately 18.9% of net sales for year 2006 and 26.4% of net sales for year 2005.

For an analysis of interconnection and international outbound call costs, see “—Results of Operations by Reportable Segment—Voice, Data and Internet Reportable Segment” below. For an analysis of wireless handset costs, roaming and TLRD costs, see “—Results of Operations by Reportable Segment—Wireless Reportable Segment” below.

Operating Income

During the year ended December 31, 2006, consolidated operating income was P$892 million, with an increase of P$397 million, or 80.2%, compared to 2005. Operating income represented 12.1% of net sales in 2006. Improvement in operating income in terms of sales margin was seen across all segments but at different rates of increase. Voice, Data and Internet grew from 10.1% to 10.7% of net sales due to the systematic decline of fixed asset depreciation while the Wireless reportable segment grew from 7.4% to 13.1% of net sales in 2006.

The increase in operating income in 2006 is mainly due to strong growth in the Wireless segment resulting from higher net sales, partially offset by higher costs associated with tax related expenses, fees for services, pre-paid card commission roaming and TLRD.

Financial Results, Net

Financial and holding results resulted in a loss of P$484 million for 2006, reflecting a 57.1% increase over the net loss of P$308 million for the year 2005.

As a result of a P$909 million reduction in the net financial debt or 21.3% compared to the net financial debt at the end of the previous year, interest accrued on net financial debt decreased by P$147 million. This financial cost represented 6.1% of consolidated sales in year 2006, up from 10.6% in year 2005.

In 2006, the devaluation of the peso against the US dollar was 1.0% and against the euro, 12.6%. This caused a net foreign currency exchange loss of P$198 million in year 2006, which was softened by the effectiveness of the derivative financial instruments entered into in order to limit the risk of an increase in the euro and yen against the US dollar. These instruments created a P$114 million gain in the year 2006, unlike the prior year in which a P$83 million loss was recorded. In 2005, penalty interest that had accrued on Telecom Argentina’s financial debt was fully waived by creditors as part of the restructuring that took place on August 31, 2005.

Gain on Debt Restructuring, Net

In 2005, Telecom Argentina concluded the restructuring of its financial debt, generating an unusual profit of P$1,424 million.  Additional information on the debt restructuring process is included in Note 8 to the Consolidated Financial Statements.  See also “—Critical Accounting Policies—Debt Restructuring Results” above.

Other, Net

Gain (Loss) on Equity Investees

In 2006, a P$5 million gain was reported, mainly due to the realization of P$6 million exchange differences generated by the P$10 million capital reimbursement made by Núcleo to its shareholders. Furthermore, in 2005, Telecom Argentina obtained a P$7 million gain on the sale of its equity interest in Intelsat.

Other expenses, net

Other expense, net, increased P$25 million or 16.0% from the year 2005, reaching P$181 million in 2006 mainly due to increases in litigation and other contingencies and higher slow-moving and obsolescence provisions.

Litigation and other contingency charges have increased at Telecom Argentina due to higher costs connected with labor and fiscal complaints. In contrast, in Personal there are reductions mainly attributable to the settlement of commercial lawsuits.

During years 2006 and 2005, approximately P$48 million and P$56 million of other expenses, net, respectively, were recorded related mainly to accrued severance payments and termination benefits costs for employees who were dismissed during the period or voluntarily retired pursuant to Telecom’s employee reduction program.

Income Tax Benefit (Expense), Net

The income tax charge includes three effects: (i) the current tax for the year payable according to fiscal legislation applicable to each company in the Telecom Group; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to fiscal versus accounting criteria; and (iii) the analysis of recoverability of deferred tax assets, particularly, the tax loss carryforwards accumulated by Telecom Argentina and Personal.

Deferred income taxes result from temporary differences in the recognition of expenses for tax and financial reporting purposes and are accounted for in accordance with Argentine GAAP, which is consistent with SFAS No. 109.  Argentine GAAP requires the asset and liability method of computing deferred income taxes.

With respect to assessed taxes, in years 2006 and 2005, Núcleo generated accounting and fiscal income that required it to pay taxes at a rate of 10%. On the other hand, Telecom Argentina and Personal had tax loss carryforwards, which, although they diminished since 2002, had not been fully absorbed thus allowing Telecom Argentina and Personal to avoid any income tax obligation for the years 2006 and 2005. Telecom Argentina had received claims from the tax authority based on different ex-officio assessments that determined the accrual of P$25 million in 2005 which was subsequently paid. For additional information on these claims, see Note 11.c to the Consolidated Financial Statements.

Furthermore, the profits made by all companies in the Telecom Group have generated negative charges on deferred taxes, particularly in Telecom Argentina for the year 2005, in which the profit on the restructuring of the financial debt reduced by P$498 million the tax loss carryforward recognized.

With respect to the recoverability of tax loss carryforwards, the Telecom Group recognized, as of December 31, 2006, P$720 million of tax loss carryforwards, of which P$653 million expire in 2007 (P$518 million for Telecom

Argentina and P$135 million for Personal). According to estimates of taxable income for next year, it was estimated that Personal will be able to fully use its tax loss carryforward, while for Telecom Argentina it was likely that it will lose a substantial portion. For that reason, as of December 31, 2006, a valuation allowance of P$195 million was recorded in Telecom Argentina, representing for 2006 a reduction of P$81 million in its valuation allowance (in 2005, the reduction amounted to P$419 million mainly as a result of the taxability of income due to the debt restructuring).

Income from discontinued operations

As of December 31, 2006 and 2005, P$7 million and P$2 million, respectively, were accounted for as net income from discontinued operations, corresponding to income from Publicom operations prior to the date of sale and the minority interest.

Minority Interest

During the year 2006, we recorded a minority interest loss of P$127 million as compared to a loss of P$611 million in 2005. The difference is attributed to the net income of Telecom Argentina for year 2006 compared to year 2005.

Net Income

For year 2006, the Company recorded net income of approximately P$129 million mainly due to gain resulting from holding companies.

(C)  Results of Operations by Reportable Segment

(C.1)  Voice, Data and Internet Reportable Segment

Results of operations for the Voice, Data and Internet reportable segment for years 2007, 2006 and 2005 are comprised as follows:

	Year Ended December 31,			% of Change
	2007	2006	2005	2007-2006	2006-2005
	(P$ millions)			Increase/(Decrease)
Continuing operations
Net sales	3,302	3,053	2,871	8.2	6.3
Cost of services, general and administrative and selling expenses	(2,944)	(2,726)	(2,582)	8.0	5.6
Operating income	358	327	289	9.5	13.1
Financial result, net	(262)	(375)	(117)	(30.1)	220.5
Gain on debt restructuring, net	—	—	1,424	—	(100.0)
Other, net (1)	(61)	(138)	(104)	(55.8)	32.7
Income tax (expense) benefit, net	(60)	33	(219)	N/A	N/A
Net (loss) income from continuing operations	(25)	(153)	1,273	(83.7)	N/A

Discontinued operations
Income from discontinued operations	102	13	3	684.6	333.3
Net income (loss)	77	(140)	1,276	N/A	N/A

(1)   Other, net includes gain (loss) on equity investees and other expenses, net.

Net Sales

During year 2007, net sales from the Voice, Data and Internet reportable segment increased 8.2% to P$3,302 million from P$3,053 million in year 2006. During year 2006, net sales increased approximately 6.3% from P$2,871 million in year 2005. The increase in each year was due to several factors, including an increase in the customer base, which in turn generated greater basic and supplementary monthly charges. Specifically, in 2007, the base of

ADSL subscribers grew 71.3% as compared to 2006 which represented an increase in the ADSL Internet revenues of P$118 million, offset by a reduction in Dial-Up 0610 Internet traffic in 2007 of P$22 million as compared to 2006. Other factors in the growth in net sales in 2007 were the increase in Telecom’s revenues from data transmission services and the increase in Telecom’s provision of interconnection services as a consequence of the general expansion of the wireless business.

Revenues from the Voice, Data and Internet reportable segment for years 2007, 2006 and 2005 are comprised as follows:

	Year Ended December 31,			% of Change
	2007	2006	2005	2007-2006	2006-2005
	(P$ millions)			Increase/(Decrease)
Measured service charges	960	941	948	2.0	(0.7)
Monthly basic charges	746	716	675	4.2	6.1
Internet revenues	524	428	345	22.4	24.1
Interconnection revenues	373	318	258	17.3	23.3
International long-distance service	270	242	227	11.6	6.6
Public telephone service	117	131	155	(10.7)	(15.5)
Data transmission	172	153	136	12.4	12.5
Installation charges	18	23	31	(21.7)	(25.8)
Equipment sales	18	7	7	157.1	—
Other national telephone services	104	94	89	10.6	5.6
Total Voice, Data and Internet	3,302	3,053	2,871	8.2	6.3

The chart below shows net sales for the years 2007, 2006 and 2005 and their breakdown by service type:

(1)          Includes installation charges, equipment sales and other national telephone services.

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

Revenues from measured service and monthly basic charges represented 51.7% of Telecom’s total segment net sales for year 2007, compared to 54.3% of its total segment net sales for year 2006. Revenues from traffic and monthly basic charges increased 3.0% to P$1,706 million in year 2007 from P$1,657 million in year 2006. Measured service charges increased 2.0% to P$960 million in year 2007 from P$941 million in year 2006. Monthly basic charges increased 4.2% to P$746 million in year 2007 when compared with year 2006, mainly due to the increase in customer lines. Lines in service as of December 31, 2007 increased to approximately 4,208,000 compared to approximately 4,095,000 as of December 31, 2006 due to the recovery in demand. However, fixed telephony tariffs remained stable after the Pesification and freeze enforced by the Argentine Government on January 6, 2002.

Revenues from measured service and monthly basic charges represented 54.3% of Telecom’s total segment net sales for year 2006, compared to 56.5% of its total segment net sales for year 2005. Revenues from traffic and monthly basic charges increased 2.1% to P$1,657 million in year 2006 from P$1,623 million in year 2005. Measured service charges decreased 0.7% to P$941 million in year 2006 from P$948 million in year 2005. Monthly basic charges increased 6.1% to P$716 million in year 2006 when compared with year 2005, mainly due to the increase in customer lines. Lines in service as of December 31, 2006 increased to approximately 4,095,000 compared to approximately 3,950,000 as of December 31, 2005 due to the recovery in demand.

Internet Revenues

Revenues from Internet subscription fees and Internet-related Value Added Services increased 22.4% to P$524 million in year 2007 compared to P$428 million in 2006 and increased 24.1% in year 2006 compared to P$345 million in 2005, mainly due to an increase in the number of ADSL subscribers in each year.

As of December 31, 2007, the number of ADSL subscribers reached approximately 783,000, compared to 457,000 as of December 31, 2006, increasing by 71.3% while Internet dial-up customers, including private virtual network customers, totaled approximately 83,000 as of December 31, 2007 compared to 95,000 as of December 31, 2006, decreasing by 12.6%. As of December 31, 2007 and 2006, dial-up minutes represented 13.3% and 20.1%, respectively, of total traffic measured in minutes transported over the fixed-line network. Dial-up minutes have fallen due to the steady migration of customers to the ADSL services.

Interconnection Revenues

During year 2007, revenues from interconnection services, which primarily include access, termination and long-distance transport of calls, increased 17.3% to P$373 million from P$318 million in 2006. During year 2006, revenues from interconnection services increased 23.3% to P$318 million from P$258 million in 2005. The increase in each year was mainly due to the increase in wireless traffic transported and terminated on Telecom’s fixed line network.

International Long-Distance Service

Revenues from international long-distance service reflect payments made under bilateral agreements between Telecom and foreign telecommunications carriers covering inbound international long-distance calls and earnings from outbound phone calls made by customers.

During year 2007, international long-distance service revenues increased 11.6% to P$270 million from P$242 million in year 2006. During year 2006, international long-distance service revenues increased 6.6% to P$242 million from P$227 million in year 2005. The increase in each year was mainly due to higher incoming and outgoing traffic partially offset by a decrease in prices.

Public Telephone Service

Revenues from public telephone service decreased by 10.7% to P$117 million in year 2007 from P$131 million in year 2006. Revenues from public telephone service decreased by 15.5% to P$131 million in year 2006 from P$155 million in year 2005. The decrease in each year was mainly due to reduced traffic on public telephones and decreased use of telecommunication centers as a result of expanded cellular usage.

Data Transmission

Revenues from data transmission services increased 12.4% to P$172 million in year 2007 from P$153 million in year 2006. Revenues from data transmission services increased 12.5% to P$153 million in year 2006 from P$136 million in year 2005. The increase in each year was mainly due to an increase in the demand for data transmission services, especially due to the fulfillment of a significant connection-provision contract with the government of the province of Buenos Aires, which aims to provide a network which integrates all of the province’s municipalities.

Installation Charges

During year 2007, installation charges from new customers decreased by 21.7% to P$18 million from P$23 million in year 2006 due to a decrease in connected lines. During year 2006, installation charges from new customers decreased by 25.8% to P$23 million from P$31 million in year 2005. The decrease in installation charges in year 2006 is due to a 22% decrease in the average installation charge per connection in 2006 compared to year 2005, partially offset by a 2% increase in connected lines.

Equipment Sales

Revenues from equipment sales increased 157.1% to P$18 million in year 2007 from P$7 million in year 2006. The increase was mainly due to higher sales of new “Aladino” telephone sets, which allow SMS services or video calls in fixed lines depending on the model, and higher sales of modems as a consequence of the expansion of Telecom’s Internet services. Revenues from equipment sales remained stable at P$7 million during years 2006 and 2005.

Other National Telephone Services

Revenues from other national telephone services are derived mainly from dedicated lines, access charges and miscellaneous customer charges. During year 2007, revenues from other national telephone services increased 10.6% to P$104 million from P$94 million in year 2006. During year 2006, revenues from other national telephone services increased 5.6% to P$94 million from P$89 million in year 2005. The increase in each year was mainly due to higher revenues related to billing and collection services charged to other operators.

Cost of Services, General and Administrative and Selling Expenses

During year 2007, total cost of services, general and administrative expenses for the Voice, Data and Internet reportable segment increased 8.0% to P$2,944 million compared to P$2,726 million in year 2006. During year 2006, total cost of services, general and administrative expenses for the Voice, Data and Internet reportable segment decreased 5.6% to P$2,726 million compared to P$2,582 million in year 2005. The increase in each year was mainly due to increases in salaries and social security charges, maintenance, materials and supplies costs, fees for services, costs of international outbound calls and advertising, partially offset by lower depreciation.

Detailed below are the major components of Telecom’s cost of services, general and administrative and selling expenses for the years ended December 31, 2007, 2006 and 2005 related to the Voice, Data and Internet reportable segment:

	Year Ended December 31,			% of Change
	2007	2006	2005	2007-2006	2006-2005
	(P$ millions)			Increase/(Decrease)
Salaries and social security	744	663	558	12.2	18.8
Taxes	196	175	165	12.0	6.1
Maintenance, materials and supplies	307	227	197	35.2	15.2
Bad debt expense	12	16	5	(25.0)	220.0
Interconnection costs	151	159	144	(5.0)	10.4
Costs of international outbound calls	138	111	94	24.3	18.1
Fees for services	140	107	79	30.8	35.4
Advertising	89	70	41	27.1	70.7
Commissions for the distribution of prepaid cards and Other commissions	75	63	56	19.0	12.5
Cost of sales of equipment	18	26	10	(30.8)	160.0
Others	246	174	149	41.4	16.8
Subtotal before depreciation and amortization	2,116	1,791	1,498	18.1	19.6
Depreciation of fixed assets and amortization of intangible assets	828	935	1,084	(11.4)	(13.7)
Total Voice, Data and Internet	2,944	2,726	2,582	8.0	5.6

The main operating costs and the changes in costs between years 2007, 2006 and 2005 are illustrated below:

(1)               Includes bad debt expense, commissions for the distribution of prepaid cards and other commissions, cost of sales of equipment and other operating expenses.

Salaries and Social Security

During year 2007, salaries and social security charges were approximately P$744 million, representing a 12.2% increase from 2006. During year 2006, salaries and social security charges were approximately P$663 million, representing a 18.8% increase from 2005. These increases were primarily due to salary increases, particularly for unionized personnel of Telecom Argentina (approximately 72% of its personnel) reflecting an adjustment in collective bargaining agreements, partially offset by a decrease in the number of employees in this reportable segment.

For year 2007, salaries and social security payments were approximately 22.5% of segment net sales. For year 2006, salaries and social payments were approximately 21.7% of segment net sales.

Taxes

Expenses related to taxes increased 12.0% to P$196 million in year 2007 from P$175 million in year 2006, and increased 6.1% to P$175 million in year 2006 from P$165 million in year 2005, mainly due to higher turnover taxes as a consequence of the increase in revenues.

Maintenance, Materials and Supplies

Maintenance, materials and supplies expense increased 35.2% to P$307 million in year 2007 from P$227 million in year 2006. During 2006, maintenance, materials and supplies expenses increased 15.2% from P$197 million in year 2005. The increase in each year was primarily due to higher costs of maintenance for network equipment and utility vehicles.

Bad Debt Expense

During years 2007, 2006 and 2005, bad debt expense amounted to P$12 million, P$16 million and P$5 million, respectively. The lower bad debt expenses in year 2005 was mainly due to recovery of past due accounts during such year.

Interconnection Costs

Interconnection costs decreased by 5.0% to P$151 million in year 2007 from P$159 million in year 2006. The decrease was primarily due to lower call traffic originated in Telecom’s network and ended in third party networks. During 2006, interconnection costs increased 10.4% from P$144 million in year 2005.

Costs of International outbound calls

During year 2007, Telecom recorded P$138 million in costs of international outbound calls compared with P$111 million recorded in year 2006 and P$94 million recorded in year 2005. The increase in each year was mainly due to the increase in international call traffic originating in Telecom’s network and requiring fees for transport across international lines.

Fees for Services

Fees for services, such as legal, security, auditing and other services totaled approximately P$140 million for year 2007, P$107 million for year 2006 and P$79 million for year 2005. These fees included P$16 million, P$13 million and P$10 million, respectively, of fees paid to the Operator as compensation for the services of highly qualified personnel and technical assistance that the Operator provided to Telecom at its request. Such amounts were charged based on hours of service at international market rates for such services.

Advertising

During year 2007, Telecom recorded P$89 million in costs of advertising compared with P$70 million recorded in year 2006. During year 2005, Telecom recorded P$41 million in advertising costs. The increase in each year was mainly due to increased advertising campaigns as a result of the competition in the Internet services market.

Commissions for the Distribution of Prepaid Cards and Other Commissions

During year 2007, Telecom recorded P$75 million in costs relating to commissions for the distribution of prepaid cards and other commissions, compared with P$63 million in year 2006. This increase was mainly due to an increase in the volume of commissions partially offset by less traffic on public telephones and through telecommunication centers. During year 2005, Telecom recorded P$56 million in costs relating to commissions for the distribution of prepaid cards and other commissions.

Cost of Sales of Equipment

During years 2007, 2006 and 2005, Telecom recorded P$18 million, P$26 million and P$10 million in cost of sales of equipment mainly related to sales of “Aladino” telephone sets and Internet modems.

Other Operating Expenses

Other operating expenses include accrued expenses such as transportation costs, insurance, energy and rentals. During year 2007, Telecom’s other operating expenses amounted to P$246 million compared to P$174 million in 2006 and P$149 million in 2005.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation expense were P$828 million in year 2007, P$935 million in year 2006 and P$1,084 million in year 2005. Depreciation expenses as a percentage of net sales were approximately 25.1% in 2007, 30.6% in 2006 and 37.8% in 2005, respectively. The decreases were principally due to the end of the amortization period for certain assets.

During 2007, the Telecom Group performed an integral review of the useful lives of its fixed assets. As a result, as from September 30, 2007, Telecom Argentina has changed the useful life of certain fixed assets, resulting in a P$9 million decrease in depreciation expense for year 2007 in the Voice, Data and Internet Reportable Segment.  See “Changes in useful lives of fixed assets in the Telecom Group” in Note 13 to the Consolidated Financial Statements in the Telecom Form 20-F included as an exhibit hereto for information about recent integral reviews performed in the Telecom Group.

Operating Income

In 2007, the operating income from the Voice, Data and Internet reportable segment increased 9.5% to P$358 million from P$327 million in 2006. In 2006, the operating income from the Voice, Data and Internet reportable segment increased 13.1% to P$327 million from P$289 million in 2005. The increase in each year was mainly due to decreases in depreciation charges partially offset by the increase in disbursement operating expenses.

The following table shows the operating income from the Voice, Data and Internet reportable segment in years 2007, 2006 and 2005 and its percentage of net sales in each year.

	Year Ended December 31,
	2007	2006	2005	2007-2006	2006-2005
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization	1,186	1,262	1,373	(6.0)%	(8.1)%
As % of net sales	35.9%	41.3%	47.8%	(5.4)%	(6.5)%
Depreciation and amortization	(828)	(935)	(1,084)	(11.4)%	(13.7)%
As % of net sales	(25.1)%	(30.6)%	(37.7)%	5.5%	7.1%
Operating income	358	327	289	9.5%	13.1%
As % of net sales	10.8%	10.7%	10.1%	0.1%	0.6%

The operating income before depreciation and amortization from the Voice, Data and Internet reportable segment was P$1,186 million, P$1,262 million and P$1,373 million, representing 35.9% of net sales in 2007, 41.3% of net sales in 2006 and 47.8% of net sales in 2005, respectively. These decreases in the operating margin during the 2005-2007 period corresponds mainly to the increase in disbursement operating expenses such as salaries and social security charges, maintenance, materials and supplies costs, costs of international outbound calls, fees for services, and advertising which, cumulatively, were larger than the increase in net sales of each year.

Financial Results, Net

During year 2007, Telecom recorded a net financial loss of approximately P$262 million compared to a net financial loss of approximately P$375 million in year 2006. The difference was mainly due to lower net financial interest of P$126 million in year 2007 compared to year 2006.

During year 2006, Telecom recorded a net financial loss of approximately P$375 million compared to a net financial loss of approximately P$117 million in year 2005. The difference is mainly due to the loss recognized from net foreign currency exchange differences in 2006 of P$92 million, including the effects of changes in fair value of financial instruments, compared with the gain recognized from net foreign currency exchange differences in year 2005 of P$417 million, including the effects of changes in fair value of financial instruments. Also, during 2006 Telecom recorded net financial interest of P$294 million compared with P$522 million in 2005. This reduction in 2006 is mainly due to Telecom’s 2005 debt restructuring.

Gain on Debt Restructuring, Net

Gain on debt restructuring, net in year 2005 corresponds to Telecom Argentina debt restructuring completed in August 2005. New debt instruments were recorded at their estimated net present value at the restructuring date, resulting in a net pre-tax gain of P$1,424 million. Gain on debt restructuring, net is comprised of a gain on discount on principal and interest of P$1,151 million and a gain on discounting of debt of P$352 million, net of related expenses of P$79 million.

Other, Net

Gain (Loss) on Equity Investees

No gain or loss was reported during 2007. During year 2006, a loss of P$1 million was recorded due to a decline in value of Telecom’s investment in “2003 Telecommunication Fund” (See Note 11.b to the Consolidated Financial Statements). During year 2005, Telecom Argentina sold its investment in Intelsat Ltd. for approximately P$13 million. As a result of this transaction, a gain of P$7 million was recorded.

Other Expenses, Net

Other expenses, net include severance payments and provisions for lawsuits and other contingencies.

For year 2007, other expenses, net decreased by P$76 million, or 55.5%, to P$61 million compared to year 2006. Other expenses, net in year 2007 mainly consists of gain related to the impact of SC Resolution No. 41/07 of P$69 million and tax benefit on deposits and withdrawals from bank accounts of P$23 million (see Notes 2.h and 2.j to the Consolidated Financial Statements) and higher gain on sale of fixed assets and other assets, partially offset by higher provisions for lawsuits and other contingencies and severance payments and termination benefits. For year 2006, other expenses, net increased by P$26 million, or 23.4%, to P$137 million from P$111 million in year 2005. The increase in year 2006 is mainly due to higher provisions for lawsuits and other contingencies and for obsolescence of materials.

Income Tax (Expense) Benefit, Net

Income tax (expense) benefit, net includes three effects: (i) the current tax for the year payable according to fiscal legislation applicable to Telecom Argentina and Telecom Argentina USA; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to fiscal vs. accounting criteria; (iii) the analysis of recoverability of deferred tax assets, particularly, the tax loss carryforwards accumulated by Telecom Argentina.

During year 2007, the Voice, Data and Internet reportable segment recorded an income tax expense of P$60 million compared to an income tax benefit of P$33 million in year 2006. The income tax expense in year 2007 is mainly attributable to the reduction of the tax loss carryforwards of Telecom Argentina (which were reduced by P$364 million), and was partially offset by the income generated by the rest of temporary differences (amounting to P$205 million in Telecom Argentina) including, among others, a reduction of the deferred tax liability on fixed assets and its adjustment for inflation, and the higher allowance for doubtful accounts and provisions for lawsuits and other contingencies. As of December 31, 2007, a valuation allowance of P$95 million was recorded in Telecom Argentina, representing a reduction of P$100 million in its valuation allowance compared to year 2006.

During year 2006, Telecom recorded income tax benefit of P$33 million due to a reversal of a portion of the valuation allowance of its deferred income tax asset partially offset by the income tax expense due to taxable net income in 2006. During year 2005, Telecom recorded income tax expense of P$219 million due to taxable net income in 2005 as a consequence of the significant gain on debt restructuring, net. Such income tax expense in 2005 was partially offset by a reversal of a portion of the valuation allowance of its deferred income tax asset.

Net (Loss) Income from continuing operations

For year 2007, the Voice, Data and Internet reportable segment recorded a net loss of approximately P$25 million in comparison with a net loss of approximately P$153 million in year 2006. The lower net loss in year 2007 is mainly due to higher operating income, lower financial loss, net and lower other expenses, net, partially offset by higher income tax expense, as discussed above.

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

Income from Discontinued Operations

In April 2007, Telecom Argentina sold its 99.99% shareholding in Publicom (the directory publishing company) to Yell Publicidad S.A. According to Argentine GAAP, net income from the operations of Publicom and from the sale of Publicom has been accounted for under “discontinued operations, which was included in a specific caption “Results from discontinued operations” in the consolidated statements of income for the years ended December 2007, 2006 and 2005. The net income from discontinued operations for year 2007 amounted to P$102 million, of which P$101 million corresponded to the sale of Publicom, and P$1 million to Publicom’s net income prior to the date of sale. Comparatively, during years 2006 and 2005, the net income from the discontinued operations amounted to P$13 million and P$3 million, respectively, related to net income from the operations of Publicom.

Net Income (Loss)

For year 2007, the Voice, Data and Internet reportable segment recorded a net income of approximately P$77 million mainly due to the net income of P$102 million reflecting discontinued operations of Publicom which was partially offset by P$25 million loss from continuing operations.

For year 2006, the Voice, Data and Internet reportable segment recorded a net loss of approximately P$140 million, mainly due to the financial loss, net as a consequence of the fluctuation of the peso-to-dollar exchange rate during year 2006 and the net financial interest.

Comparatively, for year 2005, the Voice, Data and Internet reportable segment recorded net income of approximately P$1,276 million, mainly due to the successful completion of the restructuring of Telecom Argentina debt as described above.

(C.2)  Wireless Reportable Segment

Results of operations from the Wireless reportable segment for years 2007, 2006 and 2005 are comprised as follows:

	Year Ended December 31,			% of Change
	2007	2006	2005	2007-2006	2006-2005
	(P$ millions)			Increase/(Decrease)
Net sales	5,772	4,319	2,797	33.6	54.4
Cost of services, general and administrative and selling expenses	(4,494)	(3,752)	(2,589)	19.8	44.9
Operating income	1,278	567	208	125.4	172.6
Financial result, net	(179)	(109)	(191)	64.2	(42.9)
Other, net (1)	(60)	(63)	(59)	(4.8)	6.8
Income tax (expense) benefit, net	(232)	(11)	100	2,009.1	N/A
Net income	807	384	58	110.2	562.1

(1) Other, net includes gain on equity investees, other expenses, net and minority interest.

Net Sales

The Telecom Group provides wireless telephone service throughout Argentina and Paraguay through Telecom Personal and Núcleo, respectively, via cellular and PCS networks. Net sales from Argentina and Paraguay were approximately 92.5% and 7.5%, respectively, of total segment net sales in 2007, 91.8% and 8.2%, respectively, in 2006 and 92.1% and 7.9%, respectively, in 2005.

	Year Ended December 31,			% of Change
	2007	2006	2005	2007-2006	2006-2005
	(P$ millions)			Increase/(Decrease)
Argentina
Service revenues (1)	4,756	3,428	2,254	38.7	52.1
Handset sales	583	536	322	8.8	66.5
Total net sales in Argentina	5,339	3,964	2,576	34.7	53.9
Average number of subscribers during the year (thousands)	9,718	7,046	4,815	37.9	46.3
Paraguay
Service revenues	426	347	211	22.8	64.5
Handset sales	7	8	10	(12.5)	(20.0)
Total net sales in Paraguay	433	355	221	22.0	60.6

(1) Certain components of service revenues are not included in the ARPU calculation.

An important operational measure used in the Wireless reportable segment is ARPU, which Telecom calculates by dividing adjusted total service revenue (excluding outcollect wholesale roaming, cell site rental and activation fee revenue and including intercompany wireless sales) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with Argentine GAAP and its measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Telecom Personal’s ARPU calculations presented in this Annual Report. Telecom’s management believes that this measure is helpful in assessing the development of the subscriber base in the Wireless reportable segment. The following table shows the reconciliation of total service revenues in Argentina to such revenues included in the ARPU calculations:

	Year Ended December 31,
	2007	2006	2005
	(P$ millions)
Total service revenues in Argentina	4,756	3,428	2,254
Components of service revenues not included in the ARPU calculation:
Outcollect wholesale roaming	(207)	(150)	(206)
Cell sites rental	(7)	(6)	(4)
Activation fees	(32)	(33)	(12)
Intercompany wireless sales	13	11	9
Total service revenues in Argentina included in the ARPU calculation	4,523	3,250	2,041

Net Sales in Argentina

During year 2007, Telecom Personal’s net sales in Argentina increased 34.7% to P$5,339 million from P$3,964 million in year 2006, mainly due to increases in the number of subscribers. ARPU in Argentina during years 2007 and 2006 was approximately P$39 per customer per month.

The total number of Telecom Personal’s cellular subscribers in Argentina was approximately 10,666,000 as of December 31, 2007, which represents an increase of approximately 2,241,000, or 26.6%, as compared to 2006. This increase was fueled by increased penetration of cellular services in Argentina. As of December 31, 2007, the subscriber base in Argentina amounted to approximately 7,062,000 prepaid subscribers, or 66.2% of the total subscriber base, approximately 1,134,000 post-paid subscribers, or 10.6% of the total subscriber base and approximately 2,470,000 “cuentas claras” plan subscribers, or 23.2% of the total subscriber base. Total wireless traffic increased 30.7% during year 2007 as compared to year 2006. The number of GSM subscribers was approximately 10,394,000 customers, or 97.4% of Telecom Personal’s total subscriber base.

During year 2006, Telecom Personal’s net sales in Argentina increased 53.9% to P$3,964 million from P$2,576 million in year 2005, mainly due to increases in the number of subscribers, total traffic, demand for TLRD and roaming services and handset sales, each as detailed below. ARPU in Argentina during year 2006 increased 11.4% to P$39 from P$35 per customer per month in year 2005 principally as a result of the acquisition of high value customers.

The total number of Telecom Personal’s cellular subscribers in Argentina was approximately 8,425,000 as of December 31, 2006, which represents an increase of approximately 2,275,000, or 37.0%, as compared to 2005. This increase was fueled by a significant growth in the number of GSM subscribers which represented 88.3% of Telecom Personal’s total subscriber base as of December 31, 2006. As of December 31, 2006, the subscriber base in Argentina amounted to approximately 5,539,000 prepaid subscribers, or 65.7% of the total subscriber base, approximately 759,000 post-paid subscribers, or 9.0% of the total subscriber base and approximately 2,127,000 “cuentas claras” plan subscribers, or 25.3% of the total subscriber base. Total wireless traffic increased 36.4% during year 2006 as compared to year 2005.

Net Sales in Paraguay

Núcleo, which provides wireless telephone services in Paraguay, generated P$433 million in net sales during year 2007, a 22.0% increase from the P$355 million in year 2006. The growth in revenue was mainly due to sales of prepaid services. Núcleo had approximately 1,626,000 subscribers as of December 31, 2007, which represents an increase of approximately 462,000 customers, or 39.7%, as compared to the level at December 31, 2006. As of December 31, 2007, Núcleo had approximately 1,456,000 prepaid subscribers, representing 89.5% of the total subscriber base. The number of GSM subscribers was approximately 1,421,000 customers, or 87.4% of Núcleo’s total subscriber base.

In 2006, Núcleo’s net sales were P$355 million, representing a 60.6% increase from the P$221 million generated in year 2005. The growth in revenue was mainly due to sales of the prepaid service. Núcleo had approximately 1,164,000 subscribers as of December 31, 2006, which represents an increase of approximately 513,000 customers, or 78.8%, as compared to the level at December 31, 2005. As of December 31, 2006, Núcleo had approximately 1,018,000 prepaid subscribers, representing 87.5% of the total subscriber base. The number of GSM subscribers was approximately 875,000 customers, or 75.2% of Núcleo’s total subscriber base.

General

During year 2007, total net sales from the Wireless reportable segment, consisting of service revenues and handset sales, increased 33.6% to P$5,772 million from P$4,319 million in year 2006. During year 2006, total net sales increased 54.4% to P$4,319 million from P$2,797 million in year 2005.

Revenues from the Wireless reportable segment for years 2007, 2006 and 2005 are comprised as follows:

	Year Ended December 31,			% of Change
	2007	2006	2005	2007-2006	2006-2005
	(P$ millions)			Increase
Prepaid services	2,176	1,472	733	47.8	100.8
Monthly basic charges and airtime usage charges	1,289	944	615	36.5	53.5
Calling Party Pays	599	525	445	14.1	18.0
TLRD and Roaming services	915	650	518	40.8	25.5
Other service sales	203	184	154	10.3	19.5
Subtotal Service Revenues	5,182	3,775	2,465	37.3	53.1
Handset sales	590	544	332	8.5	63.9
Total Wireless	5,772	4,319	2,797	33.6	54.4

Service Revenues

Service revenues in the Wireless reportable segment consist of recurring monthly basic charges, airtime usage charges, prepaid services, roaming charges billed to Telecom’s customers for their use of its and other carriers’ networks, roaming charges billed to other wireless service providers whose customers use Telecom’s network, TLRD and CPP charges, additional charges for Value Added Services and for other miscellaneous cellular and PCS services.

As a result of the strong growth of the customer base, generally all types of service revenues have grown considerably during the years presented. Revenues from post-paid services (including a monthly basic charges and air time usage charges), prepaid services, and Value Added Services grew by 37.3% in year 2007 compared to year 2006 (38.7% in Argentina and 22.8% in Paraguay).

Service revenues were approximately 89.8% of total reportable segment net sales in 2007, 87.4% in 2006 and 88.1% in 2005, respectively.

Prepaid Services

Prepaid services sales increased 47.8% to P$2,176 million in year 2007 from P$1,472 million in year 2006. The increase was primarily due to an increase in the number of subscribers to approximately 8,518,000 as of December 31, 2007, an increase of approximately 1,961,000 customers, or 29.9%, as compared to December 31, 2006.

During year 2006 the prepaid service sales increased 100.8% from P$733 million in year 2005, mainly as a result of an increase in the number of subscribers which reached approximately 6,557,000 as of December 31, 2006, an increase of approximately 1,989,000 customers, or 43.5%, as compared to December 31, 2005.

Monthly Basic Charges and Airtime Usage Charges

During year 2007, monthly basic charges and airtime usage charges increased 36.5% to P$1,289 million from P$944 million in year 2006. Monthly basic charges and airtime usage charges increased 53.5% in year 2006 from P$615 million in year 2005. The increase in each year was mainly due to an increase in subscriber base.

Calling Party Pays

Calling party pays’ sales increased 14.1% to P$599 million in year 2007 from P$525 million in year 2006, and increased 18.0% in year 2006 from P$445 million in year 2005. The increase in each year was due to the increase in the volume of total traffic.

TLRD and Roaming Services

During year 2007, TLRD and roaming services revenue was P$915 million, representing a 40.8% increase from P$650 million in year 2006. TLRD and roaming services revenue increased 25.5% in year 2006 from P$518 million in year 2005. The increase in each year was due to the increase in wireless traffic among wireless operators as a result of growth in the wireless customer base and to an increase in the volume of total traffic.

Other Service Sales

During year 2007, other service sales, including sales of certain Value Added Services, were P$203 million representing an increase of 10.3% from P$184 million in year 2006. During year 2006, other service sales increased 19.5% from P$154 million in year 2005. The increase in each year was largely due to Telecom Personal’s efforts to create and market Value Added Services that featured technological innovation.

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

This subsidy was approximately P$285 million or 32.6% of total cost of handsets in 2007, P$429 million or 44.1% of total cost of handsets in 2006 and P$281 million or 45.8% of total cost of handsets in 2005, respectively.

During year 2007, handset sales increased to P$590 million from P$544 million in year 2006, while during year 2006, handset sales increased to P$544 million from P$332 million in year 2005. The increase in each year was mainly due to the expansion of the subscriber base and the fact that, in an effort to attract customers, Telecom Personal, like its competitors, has offered handsets to customers below cost.

Cost of Services, General and Administrative and Selling Expenses

Total costs of services, general and administrative and selling expenses in the Wireless reportable segment increased 19.8% to P$4,494 million in year 2007 from P$3,752 million in year 2006. During year 2006, these costs increased 44.9% from P$2,589 million in year 2005. In each year, costs for subscriber acquisition, roaming, TLRD services, maintenance, materials and supplies, salaries and social security costs and tax related expenses were the main items that contributed to year over year increases in Argentina and Paraguay.

Detailed below are the major components of the cost of services, general and administrative and selling expenses for the years ended December 31, 2007, 2006 and 2005 in the Wireless reportable segment:

	Year Ended December 31,			% of Change
	2007	2006	2005	2007-2006	2006-2005
	(P$ millions)			Increase/(Decrease)
Salaries and social security	216	166	113	30.1	46.9
Taxes	464	364	229	27.5	59.0
Maintenance, materials and supplies	140	90	79	55.6	13.9
Bad debt expense	59	47	23	25.5	104.3
Fees for services	160	152	86	5.3	76.7
Advertising	217	155	109	40.0	42.2
Cost of wireless handsets	875	973	613	(10.1)	58.7
Agent’s commissions and commissions for the distribution of prepaid cards	675	527	369	28.1	42.8
Other commissions	84	71	38	18.3	86.8
Cost of TLRD and roaming	760	582	386	30.6	50.8
Other operating expenses	256	169	131	51.5	29.0
Subtotal costs before depreciation of fixed assets and amortization of intangible assets	3,906	3,296	2,176	18.5	51.5
Depreciation of fixed assets and amortization of intangible assets	588	456	413	28.9	10.4
Total wireless	4,494	3,752	2,589	19.8	44.9

Argentina
Costs before depreciation of fixed assets and amortization of intangible assets	3,647	3,091	2,046	18.0	51.1
Depreciation of fixed assets and amortization of intangible assets	510	383	357	33.2	7.3
Total costs in Argentina	4,157	3,474	2,403	19.7	44.6

Paraguay
Costs before depreciation of fixed assets and amortization of intangible assets	259	205	130	26.3	57.7
Depreciation of fixed assets and amortization of intangible assets	78	73	56	6.8	30.4
Total costs in Paraguay	337	278	186	21.2	49.5

Salaries and Social Security

During year 2007, salaries and social security charges increased 30.1% to P$216 million from P$166 million in year 2006. During year 2006, salaries and social security charges increased 46.9% from P$113 million in year 2005. The increase in each year was mainly due to the salary increases implemented. Similarly, labor costs increased as a result of the increase in the number of full time employees. The Wireless reportable segment had 3,919 employees as of December 31, 2007, 3,636 as of December 2006, and 2,710 as of December 2005, respectively.

Salaries and social security were approximately 3.7% of total segment net sales in 2007, 3.8% of total segment net sales in 2006 and 4.0% of total segment net sales in 2005, respectively.

Taxes

During year 2007, tax-related expenses increased 27.5% to P$464 million from P$364 million in year 2006. During year 2006, tax-related expenses increased 59.0% from P$229 million in year 2005. The increase in each year was attributable to the increase in total segment net sales.

Tax-related expenses were approximately 8.0% of total segment net sales for 2007, 8.4% for 2006 and 8.2% for 2005, respectively.

Maintenance, Materials and Supplies

During year 2007, maintenance, materials and supplies expenses increased 55.6% to P$140 million from P$90 million in year 2006. During year 2006, such costs increased 13.9% to P$90 million from P$79 million in year 2005. The increase in each year was mainly due to an increase in maintenance costs related to radio base systems related to the development of the GSM network.

Costs related to maintenance, materials and supplies were approximately 2.4% of total segment net sales for 2007, 2.1% for 2006 and 2.8% for 2005, respectively.

Bad Debt Expense

During year 2007, bad debt expense rose to P$59 million from P$47 million in year 2006, an increase of 25.5%. During year 2006, bad debt expense increased 104.3% from P$23 million in year 2005. These increases results from the significant expansion of the customer base.

Bad debt expense was approximately 1.0% of total segment net sales for 2007, 1.1% for 2006 and 0.8% for 2005, respectively.

Fees for Services

During year 2007, fees for various services such as legal, security and auditing fees and other services were P$160 million, representing an increase of 5.3% from P$152 million in year 2006. During year 2006, fees for services increased 76.7% from P$86 million in year 2005. The increase in year 2006 was due mainly to technology upgrades in the Wireless reportable segment, which allowed Telecom Personal to retain its customers and permitted the migration of TDMA technology to GSM technology, and the outsourcing of the call center.

Fees for services were approximately 2.8% of total segment net sales for 2007, 3.5% for 2006 and 3.1% for 2005, respectively.

Advertising

During year 2007, advertising expenses including media, promotional and institutional campaigns increased by P$62 million to P$217 million from P$155 million in year 2006. During year 2006 such expenses increased by P$46 million from P$109 million in year 2005. The increase in each year was as a result of Telecom Personal’s efforts to expand its customer base.

Advertising expenses accounted for approximately 3.8% of total segment net sales for 2007, 3.6% for 2006 and 3.9% for 2005, respectively.

Cost of Wireless Handsets

During year 2007, the cost of handset sales decreased to P$875 million from P$973 million in year 2006. The decrease was mainly due to lower subsidies offered to customers, agents and other third party distributors. During year 2006, the cost of handset sales increased 58.7% from P$613 million in year 2005. The increase during the year 2006 was mainly due to a 63.9% increase in handset sales as a result of the expansion of the subscriber base.

Costs of handset sales accounted for approximately 15.2% of total segment net sales for 2007, 22.5% for 2006 and 21.9% for 2005, respectively.

Agent’s Commissions and Commissions for the Distribution of Prepaid Cards

During year 2007, agent’s commissions and commissions for the distribution of prepaid cards increased to P$675 million from P$527 million in year 2006, representing an increase of 28.1%. During year 2006, agent’s commissions and commissions for the distribution of prepaid cards increased 42.8% from P$369 million in year 2005. The increase in agent’s commissions and commissions for the distribution of prepaid cards in each year was mainly due to Telecom Personal’s efforts to expand its high-value subscriber base and to the increase in the prepaid subscriber base, respectively.

Agent’s commissions and commissions for the distribution of prepaid cards accounted for approximately 11.7% of total segment net sales for 2007, 12.2% for 2006 and 13.2% for 2005, respectively.

Other Commissions

During year 2007, other commissions, such as the commission paid for the invoice and collection process, increased 18.3% to P$84 million from P$71 million in year 2006. During year 2006, other commissions increased 86.8% from P$38 million in year 2005. The increases were mainly due to the increase in the subscriber base.

Other commissions accounted for approximately 1.5% of total segment net sales for 2007, 1.6% for 2006 and 1.4% for 2005, respectively.

Costs of TLRD and roaming

During year 2007, costs of TLRD and roaming increased 30.6% to P$760 million from P$582 million in year 2006. During year 2006, costs of TLRD and roaming increased 50.8% from P$386 million in year 2005. The increases were due to an increase in wireless traffic among wireless operators as a consequence of a strong growth in the total customer base and to an increase in the volume of total traffic.

Costs of TLRD and roaming accounted for approximately 13.2% of total segment net sales for 2007, 13.5% for 2006 and 13.8% for 2005, respectively.

Other Operating Expenses

Other operating expenses increased 51.5% to approximately P$256 million in year 2007 from P$169 million in year 2006. During year 2006, other operating expenses increased 29.0% from P$131 million in year 2005. The increases were mainly due to increased costs related to growth in the following categories:

•

Value Added Services provided by third parties to Telecom Personal’s clients increased 56.8% to approximately P$58 million in year 2007 from P$37 million in year 2006. During year 2006, costs of Value Added Services increased 19.4% from P$31 million;

•

Use of public network increased 63.2% to approximately P$31 million in year 2007 from P$19 million in year 2006. During year 2006, use of public network increased 58.3% from P$12 million in year 2005. The increases were mainly due to an increase in total volume of traffic;

•

Transportation and freight which also includes the distribution of wireless handsets and prepaid cards increased 93.9% to approximately P$64 million in year 2007 from P$33 million in year 2006. During year 2006, such costs increased 37.5% from P$24 million in year 2005. The increases were mainly due to the higher number of registered letters sent to delinquent clients and to the increase in traveling expenses.

•

Cell sites rental in Argentina increased 21.7% to approximately P$28 million in year 2007 from P$23 million in year 2006. During year 2006, cell sites rental increased 35.3% from P$17 million in year 2005. The increases were mainly due to the development of the GSM network; and

•

Rental expense in Argentina increased 56.3% to approximately P$25 million in year 2007 from P$16 million in year 2006. During year 2006, rental expense increased 60.0% from P$10 million in year 2005. The increases were mainly due to new commercial offices opened in order to improve customer care and expand the customer base.

Other operating expenses accounted for approximately 4.4% of total segment net sales for 2007, 3.9% for 2006 and 4.7% for 2005, respectively.

Depreciation of Fixed Assets and Amortization of Intangible Assets

During year 2007 depreciation of fixed assets and amortization of intangible assets increased 28.9% to P$588 million from P$456 million in year 2006. The increase was due to increased capital expenditures in years 2007 and 2006 as compared to year 2005 and accelerated depreciation of P$84 million in year 2007 arising principally from a reduction in the useful life of our TDMA network equipment as a result of the migration to GSM technology.  Since such migration was initially expected to be concluded by March 31, 2008, Personal recognized accelerated depreciation so as to reach full depreciation by March 31, 2008. However, Personal has been obliged to postpone the shutting down of the TMDA network in compliance with certain customer claims which were finally agreed upon requiring, among other things, Personal to continue providing TDMA services as normal until mid June 2008, when Personal shut down its TDMA network.

On the other hand, during 2007, Telecom performed an integral review of the useful lives of its fixed assets. As a result, as from September 30, 2007, Telecom Personal has changed the useful life of certain fixed assets resulting in a P$5 million decrease in depreciation expense for year 2007.  See “Changes in useful lives of fixed assets in the Telecom Group” in Note 13 to the Consolidated Financial Statements for information about recent integral reviews performed in the Telecom Group.

During year 2006, depreciation of fixed assets and amortization of intangible assets increased 10.4% from P$413 million in year 2005. The increase was due to increased capital expenditures in year 2006.

Depreciation of fixed assets and amortization of intangible assets expenses accounted for approximately 10.2% of total segment net sales in 2007, 10.6% in 2006 and 14.8% in 2005, respectively.

Operating Income

In year 2007, the operating income from the Wireless reportable segment was P$1,278 million, representing an increase of 125.4% from P$567 million in year 2006. The increase was mainly due to growth in service revenues partially offset by increases in advertising, maintenance, materials and supplies costs, other operating expenses, transportation and freight, commissions for the distribution of prepaid cards and wireless handsets, and increases in the cost of providing roaming and TLRD services.

The following table shows the operating income from the Wireless reportable segment in years 2007 and 2006, the percentage of net sales in each year and changes between years and by geographic area.

	Year Ended December 31,				Change by geographic area
	2007	2006	Total Change		Argentina	Paraguay
	(P$ millions / %)%				(P$ millions)
Operating income before SAC and depreciation of fixed assets and amortization of intangible assets (non-GAAP)(1)	2,825	1,959	44.2	866	828	38
As % of net sales	48.9%	45.4%		3.5%
SAC (non-GAAP)(2)	(959)	(936)	2.5	(23)	(9)	(14)
As % of net sales	(16.6)%	(21.7)%		5.1%
Operating income before depreciation of fixed assets and amortization of intangible assets	1,866	1,023	82.4	843	819	24
As % of net sales	32.3%	23.7%		8.6%
Depreciation of fixed assets and amortization of intangible assets	(588)	(456)	28.9	(132)	(127)	(5)
As % of net sales	(10.2)%	(10.6)%		0.4%
Operating income	1,278	567	125.4	711	692	19
As % of net sales	22.1%	13.1%		9.0%

(1)

Operating income before SAC and depreciation of fixed assets and amortization of intangible assets is not a measure calculated in accordance with Argentine GAAP or US GAAP and, therefore, should not be considered as an alternative to operating income or any other measure of performance under Argentine GAAP or US GAAP. This measure may not be calculated in the same manner as similarly titled measures used by other companies. In addition to the GAAP measure operating income, management uses this non-GAAP measure to assess operating results. Operating income before SAC and depreciation and amortization provides information about the operational performance excluding the effect of significant “one time” commercial costs (Subscriber Acquisition Costs, or “SAC”) and the effect of non-cash depreciation and amortization charges (i.e. amortization and depreciation of fixed and intangible assets). Management believes that this measure is especially relevant in assessing segment performance during periods of significant subscriber growth as is currently the case in Argentina, and as such provides investors with meaningful information concerning development of the wireless business. See Note 14 to our Consolidated Financial Statements for more information regarding segment performance. This measure is reconciled to the GAAP measure operating income by adding back depreciation and amortization charges and wireless SAC charges, each as shown in the table above.

(2)	The components of wireless SAC that arise from the accounting records are as follows:

	Year Ended December 31,				Change by geographic area
	2007	2006	Total Change		Argentina	Paraguay
	(P$ millions)%				(P$ millions)
Handset net sales	590	544	8.5	46	47	(1)
Cost of handsets	(875)	(973)	(10.1)	98	96	2
Gross loss on handset sales	(285)	(429)	(33.6)	144	143	1
Advertising	(217)	(155)	40.0	(62)	(58)	(4)
Agent’s commissions	(457)	(352)	29.8	(105)	(94)	(11)
Total SAC	(959)	(936)	2.5	(23)	(9)	(14)

In year 2007, the operating income before SAC and depreciation of fixed assets and amortization of intangible assets from the Wireless reportable segment was P$2,825 million representing an increase of 44.2% from P$1,959 million in year 2006. It represents 48.9% and 45.4% of total segment net sales in year 2007 and 2006, respectively. The increase was mainly due to a 37.3% increase in service revenues, partially offset by a higher level of operating costs including a 40.0% increase in advertising, a 55.6% increase in maintenance, materials and supplies, a 30.1% increase in salaries and social security costs, a 27.5% increase in taxes, a 28.1% increase in agent’s commissions and commissions for the distribution of prepaid cards and a 30.6% increase in cost of TLRD and roaming.

In year 2006, the operating income from the Wireless reportable segment was P$567 million, representing an increase of 172.6% from P$208 million in year 2005. The increase was mainly attributable to net sales growth and lower SAC and depreciation of fixed assets and amortization of intangible assets as a percentage of net sales, partially offset by increases in the costs of handsets, agent’s commissions and commissions for the distribution of prepaid cards, roaming and TLRD services and tax-related expenses.

The following table shows the operating income from the Wireless reportable segment in years 2006 and 2005, its percentage of net sales in each year and changes between years and by geographic area.

	Year Ended December 31,				Change by geographic area
	2006	2005	Total Change		Argentina	Paraguay
	(P$ millions / %)%				(P$ millions)
Operating income before SAC and depreciation of fixed assets and amortization of intangible assets (non-GAAP) (1)	1,959	1,287	52.2	672	588	84
As % of net sales	45.4%	46.0%		(0.6)%
SAC (non-GAAP) (2)	(936)	(666)	40.5	(270)	(245)	(25)
As % of net sales	(21.7)%	(23.8)%		2.1%
Operating income before depreciation of fixed assets and amortization of intangible assets	1,023	621	64.7	402	343	59
As % of net sales	23.7%	22.2%		1.5%
Depreciation of fixed assets and amortization of intangible assets	(456)	(413)	10.4	(43)	(26)	(17)
As % of net sales	(10.6)%	(14.8)%		4.2%
Operating income	567	208	172.6	359	317	42
As % of net sales	13.1%	7.4%		5.7%

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

(2)	The components of wireless SAC that arise from the accounting records are as follows:

	Year Ended December 31,				Change by geographic area
	2006	2005	Total Change		Argentina	Paraguay
	(P$ millions)%				(P$ millions)
Handset net sales	544	332	63.9	212	214	(2)
Cost of handsets	(973)	(613)	58.7	(360)	(361)	1
Gross loss on handset sales	(429)	(281)	52.7	(148)	(147)	(1)
Advertising	(155)	(109)	42.2	(46)	(37)	(9)
Agent’s commissions	(352)	(276)	27.5	(76)	(61)	(15)
Total SAC	(936)	(666)	40.5	(270)	(245)	(25)

In year 2006, the operating income before SAC and depreciation of fixed assets and amortization of intangible assets from the Wireless reportable segment was P$1,959 million representing an increase of 52.2% from P$1,287 million in year 2005. It represents 45.4% and 46.0% of total segment net sales in year 2006 and 2005, respectively. The increase was mainly due to a 53.1% increase in service revenues, partially offset by a higher level of operating costs including a 59.0% increase in tax-related expense, a 76.7% increase in fees for services, a 42.8% increase in agent’s commissions and commissions for the distribution of prepaid cards, a 58.7% increase in cost of handset sales and a 50.8% increase in cost of roaming and TLRD.

Financial Results, Net

During year 2007, the Wireless reportable segment recorded a net financial loss of P$179 million compared to a net financial loss of P$109 million in year 2006. The increase in net financial loss can be mainly attributed to P$54 million in higher holding losses on inventories and a P$39 million loss in net currency exchange differences, partially offset by a P$16 million reduction in interest expense.

During year 2006, the Wireless reportable segment recorded a net financial loss of P$109 million compared to a net financial loss of P$191 million in year 2005. This decrease in net financial loss is mainly attributable to P$9 million in lower holding losses on inventories, a P$10 million saving due to lower interest related to the reimbursement to customers for the Universal Service, a P$20 million gain due to net foreign currency exchange gain in 2006 compared to net foreign currency exchange loss in 2005 and a P$30 million saving due to lower loss on discounting of debt, net of higher interest expense.

Other, Net

Other, net includes gain on equity investees, minority interest and other expenses, net.

Gain on Equity Investees

No gain or loss was reported during 2007. In 2006, a P$6 million gain was reported due to the realization of exchange differences generated by the P$10 million capital reimbursement made by Núcleo to its shareholders.

Other Expenses, Net

Other expenses, net include severance payments for termination benefits, provisions for lawsuits and other contingencies and income from sales of fixed assets. During year 2007, other expenses, net decreased by 21.3% to P$37 million from P$47 million in year 2006. The decrease was mainly due to lower provisions for lawsuits and other contingencies in the amount of P$6 million and decreases in year 2007 in the allowance for obsolescence of materials, doubtful accounts, and other assets totaling P$18 million, partially offset by a P$12 million higher allowance for severance payments and termination benefits.

During year 2006, other expenses, net decreased by 7.8% to P$47 million from P$51 million in year 2005. The decrease was mainly due to lower provisions for lawsuits and other contingencies in the amount of P$11 million, the lack of negative results in year 2006 corresponding to the reimbursement of Universal Service charges to customers totaling P$11 million, partially offset by higher allowance for obsolescence of materials, doubtful accounts, inventories and other assets by P$16 million.

Income Tax (Expense) Benefit, Net

Income tax (expense) benefit, net includes three elements: (i) the current tax for the year payable according to fiscal legislation applicable to Telecom Personal and Núcleo; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to fiscal vs. accounting criteria; (iii) the analysis of recoverability of deferred tax assets.

In 2007, Telecom Personal generated enough profit in 2007 to offset the entire tax loss carryforwards accumulated at the beginning of the year, resulting in a tax liability which will be offset against a tax credit for minimum presumed income and other withholdings. Núcleo reported, in the years under review, a taxable profit. The tax expense of Núcleo in 2007 increased due to the overcharge resulting from the payment of dividends to shareholders. As per Paraguayan tax law, an additional income tax rate of 5% is imposed on dividends that are paid. The total current tax expense in the Wireless reportable segment amounted to P$133 million in 2007 compared to P$8 million in 2006.

As regards the deferred tax, expenses generally arose from the reduction of the tax loss carryforwards of Telecom Personal (P$163 million), partially offset by income generated by the other temporary differences (P$76 million in Telecom Personal), including, among others, a reduction of the deferred tax liability on fixed assets and its adjustment for inflation and the higher allowance for doubtful accounts. The total deferred tax expense in the Wireless reportable segment was P$88 million in 2007, including a P$1 million expense corresponding to Núcleo, compared to P$3 million in 2006.

Additionally, Telecom Personal established a P$11 million valuation allowance during 2007 for certain deferred tax assets.

During year 2006, the Wireless reportable segment recorded income tax expense of P$8 million due to the taxable net income in 2006 and a deferred income tax expense of P$3 million. During year 2005, the Wireless reportable segment recorded income tax expense of P$8 million due to the taxable net income in 2005 and a deferred income tax gain of P$108 million.

Net Income

During year 2007, the Wireless reportable segment reported net income of P$807 million as compared to P$384 million during year 2006. The increase in net income was mainly due to higher operating income in year 2007 offset by higher financial loss and income tax expense, as explained above.

During year 2006, the Wireless reportable segment reported net income of P$384 million as compared to P$58 million during year 2005. The increase in net income was mainly due to higher operating income in year 2006 as explained above and lower net financial loss.

Foreign Currency Fluctuations

Exchange Rate Exposure

We estimate, based on the composition of our balance sheet as of December 31, 2007, that each P$0.10 variation in the exchange rate against the U.S. dollar and proportional variations for the euro, yen and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately P$100 million of our consolidated financial indebtedness and approximately P$26 million of our consolidated financial investment. These analyses are based on the assumption that this fluctuation of the Argentine peso occurred at the same time against all other currencies. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

US GAAP Reconciliation

The accounting principles applied in Argentina vary in certain significant aspects from accounting principles applied in the United States.  Application of US GAAP would have affected the determination of amounts shown as net income or loss for the years ended December 31, 2007, 2006 and 2005 and the amount of total shareholders’ equity as of December 31, 2007, 2006 and 2005.  For more details see Note 16 to the Consolidated Financial Statements.

As of and for the year ended December 31, 2007, the principal differences between Argentine GAAP and US GAAP are the following:

•                  the accounting for the redeemable Preferred A shares of Nortel;

•                  the impact of foreign currency translation;

•                  the accounting for capitalization of foreign currency exchange differences;

•                  the accounting for debt restructurings and extinguishment of certain restructured debts;

•                  other adjustments such as inventories, present-value accounting, cost related to certain amendments of restructured debt terms, accounting for investments in debt securities, and fixed assets held for sale; and

•                  the tax effects and minority interest on US GAAP adjustments described above.

In addition, certain other disclosures required under US GAAP have been included in the US GAAP reconciliation.  See Note 16 to our Consolidated Financial Statements.

Net income or loss under Argentine GAAP for the years ended December 31, 2007 and 2006 was P$478 million and P$129 million, respectively, as compared to a net income of P$515 million and P$202 million, respectively, under US GAAP.  Shareholders’ equity under Argentine GAAP as of December 31, 2007 was P$1,655 million, as compared to a  shareholders’ equity of P$463 million under US GAAP.

Additionally, net income under Argentine GAAP for the years ended December 31, 2006 and 2005 was P$129 million and P$727 million, respectively, as compared to a net income of P$202 million and P$491 million, respectively, under US GAAP.  Shareholders’ equity under Argentine GAAP as of December 31, 2006 and 2005 was P$1,167 million and P$1,028 million, respectively, as compared to a shareholders’ deficit of P$54 million under US GAAP.

Recently Issued US GAAP Accounting Pronouncements

In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements” (“SFAS No.157”). The changes to current practice resulting from the application of SFAS No.157 relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. The definition of fair value retains the exchange price notion in earlier definitions of fair value. SFAS No.157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. SFAS No.157 was effective for the Company on January 1, 2008, except for one-year delay of effective date for certain nonfinancial assets and nonfinancial liabilities. The partial adoption of SFAS No.157 did not have any impact on the Company’s current financial position or results of operations.

In September 2006, the Emerging Issues Task Force issued the EITF No.06-1 “Accounting for consideration given by a service provider to manufacturers or resellers of equipment necessary for an end-customer to receive service from the service provider.” The issue is whether the provisions of EITF No.01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” should be applied to payments made by a service provider to manufacturers and/or retailers/resellers of specialized equipment that is necessary for a customer to receive a service from the service provider and in that event, it should be characterized as a reduction of revenue or as an expense depending on the nature of the consideration. The EITF No.06-1 was effective for the Company on January 1, 2008. The adoption of EITF No.06-1 did not have any impact on the Company’s current financial position or results of operations.

In February 2007, the FASB issued SFAS No.159, “The fair value option for financial assets and financial liabilities — Including an amendment of FASB Statement No. 115” (“SFAS No.159”). This Statement permits entities to choose to measure many financial instruments and certain other items (eligible items) at fair value, at specified election dates. A business entity shall report unrealized gain and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: a) is applied instrument by instrument, with a few exceptions; b) is irrevocable and c) is applied only to entire instruments and not to portions of instruments. The Company adopted the provisions of SFAS No.159 on January 1, 2008. Pursuant to this pronouncement, the fair value option was elected under US GAAP for the restructured debt of Telecom Argentina at the adoption date. The initial adjustment under US GAAP, net of tax effect, at the adoption date amounted to P$408 million and was recorded as a cumulative-effect adjustment to retained earnings as of January 1, 2008 in Shareholders’ equity.

In December 2007, the FASB issued SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51” (“SFAS No.160”). This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No.160 requires: a) noncontrolling interest to be presented in the consolidated statement of financial position within equity; and b) consolidated net income attributable to the noncontrolling interest to be presented on the face of the consolidated statement of income. In addition, the Statement requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS No.160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company is currently analyzing the impact that the adoption of SFAS No.160 will have on the Company’s financial position and results of operations.

Liquidity and Capital Resources

Sources and Uses of Funds

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom Argentina on the Class A and Class B Shares owned by Nortel and Nortel has used such cash dividends to satisfy Nortel’s payment obligations for the next calendar year.  No dividends were declared by Telecom Argentina and consequently Nortel during years 2001, 2002, 2003, 2004, 2005, 2006 or 2007. In addition to not being able to make dividend payments, Nortel was also unable to pay the required amortization on its Series A Preferred Shares. Accordingly, the amount of the amortization and dividends on the Series A Preferred Shares will continue to accrue until Nortel has the cash required to make the payment. As of December 31, 2007, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was approximately P$923.3 million including the effects of CER.

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

Should Telecom Argentina pay future dividends, Nortel expects to service its obligations in respect of its preferred shares out of such dividends received by Nortel on its holdings of Telecom Argentina’s Class A and Class B shares. However, at present, Nortel is unable to predict whether Telecom Argentina will make future dividend payments.

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

As a consequence of the abrupt devaluation and volatility of the peso, lower net cash flows generated during the economic crisis in Argentina and the uncertain timetable for resolving discussions with the Argentine Government concerning adjustment of regulated rates, in the second quarter of 2002 Telecom Argentina announced the suspension of payments on its outstanding financial indebtedness and commenced a debt restructuring process.

As discussed below under “Telecom’s Debt Obligations and Debt Service Requirements,” Telecom Argentina completed its debt restructuring on August 31, 2005, and its subsidiaries, Telecom Personal and Núcleo completed debt restructurings in November 2004. Subsequently, Telecom Personal and Núcleo refinanced their financial indebtedness in December 2005 and March 2006, respectively, in order to secure more favorable terms.

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

The terms of the notes issued by Telecom Argentina pursuant to its APE and the terms of Telecom Personal’s outstanding indebtedness contained significant debt service obligations and also continues to have certain restrictive covenants that, among other things, limit the ability of Telecom Argentina and its subsidiaries to incur additional indebtedness.  Additionally, the terms of the notes issued by Telecom Argentina pursuant to the APE include restrictions on Telecom Argentina’s ability to make loans to or investments in Telecom Personal. Each of Telecom Argentina, Telecom Personal and Núcleo expects to satisfy its debt service commitments and other liquidity needs using cash flow from its stand-alone operations. As described below under “—Telecom’s Debt Obligations and Debt Service Requirements,” a substantial portion of Telecom Argentina’s obligations has been prepaid.

Telecom Argentina expects that the principal source of its liquidity in the near term will be cash flows from its operations (excluding the operations of Telecom Personal and its subsidiaries) and the dividends that Telecom Personal could pay in such term. For information on the dividend paid by Telecom Personal on March 31, 2008, see “—Management Overview—Telecom Personal Dividend Payment.”  Telecom Argentina’s principal uses of operating cash flows are expected to be debt service requirements on the notes, including scheduled debt service and prepayments, capital expenditures and investment in other companies, to the extent permitted by the terms of the notes. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk” in the Telecom 20-F for more detailed information on expected prepayments.

We expect that the principal source of Telecom Personal’s liquidity in the near term will be cash flows from Telecom Personal’s operations and the dividends that Núcleo could pay in such term. For information on the dividend paid by Núcleo on April 15, 2008, see “—Management Overview—Núcleo Dividend Payment.”  Telecom Personal’s principal uses of operating cash flows are expected to be debt service requirements, capital expenditures and dividend payments to Telecom Argentina.

As of December 31, 2007, Telecom had approximately P$458 million in cash and cash equivalents. As of December 31, 2006 and 2005, cash and cash equivalents amounted to P$661 million and P$600 million, respectively.

During year 2007, Telecom’s consolidated net cash flow from operating activities was approximately P$2,946 million, its consolidated net cash flow used in investing activities was approximately P$1,573 million and its consolidated cash flow used in financial activities was approximately P$1,576 million. During year 2006, Telecom’s consolidated net cash flow from operating activities was approximately P$2,360 million, its consolidated net cash flow used in investing activities was approximately P$804 million and its consolidated cash flow used in financial activities was approximately P$1,495 million. During year 2005, Telecom’s consolidated net cash flow from operating activities was approximately P$1,965 million, its consolidated net cash flow provided by investing activities was approximately P$88 million and its consolidated net cash flow used in financial activities was approximately P$4,392 million.

Voice, Data and Internet reportable segment. As of December 31, 2007, the Voice, Data and Internet reportable segment had approximately P$147 million in cash and cash equivalents.

During year 2007, the Voice, Data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,738 million, its net cash flow used in investing activities was approximately P$929 million and P$1,071 million of net cash flow was used in financial activities. During year 2006, the Voice, Data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,606 million, its net cash flow used in investing activities was approximately P$373 million and P$1,267 million of net cash flow was used in financial activities.

During year 2005, the Voice, Data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,458 million, its net cash flow provided by investing activities was approximately P$372 million and P$4,237 million net cash flow was used in financial activities.

The operating activities of the Voice, Data and Internet reportable segment generated approximately P$132 million more in net cash flow for 2007 compared to 2006 mainly due to higher collection of receivables resulting from increased net sales. Net cash flow used in investing activities increased from P$373 million in 2006 to P$929 million in 2007 primarily due to increased acquisitions of fixed assets and intangible assets and a significant increase in investments not considered as cash and cash equivalents. During 2007, net cash flow used in financing activities decreased by P$196 million as compared to 2006 due to the lower payment of debt and interest expenses.

Wireless reportable segment. As of December 31, 2007, the Wireless reportable segment had approximately P$311 million in cash and cash equivalents.

During year 2007, the Wireless reportable segment’s net cash flow from operating activities was approximately P$1,208 million, net cash flow used in investing activities was approximately P$644 million and net cash flow used in financing was P$505 million. During year 2006, the Wireless reportable segment’s net cash flow from operating activities was approximately P$754 million, its net cash flow used in investing activities was approximately P$431 million and its net cash flow used in financing activities was approximately P$228 million.

During year 2005, the Wireless reportable segment’s net cash flow from operating activities was approximately P$507 million, its net cash flow used in investing activities was approximately P$284 million and its net cash flow used in financing activities was approximately P$155 million.

During year 2007, net cash inflow from operating activities increased by P$454 million from year 2006. The increase was mainly due to the higher cash collections which paralleled the growth in net sales, partially offset by a higher cash outflow due to agent’s commissions, advertising, fees for services and taxes related to net sales. Net cash outflow from investing activities increased by P$213 million from year 2006. The increase was mainly due to higher payments for the acquisition of fixed assets and intangible assets in 2007 compared to 2006. During 2007, net cash outflow used in financing activities increased by P$277 million as compared to 2006 due to Personal’s higher debt payment.

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

As of December 31, 2007, Telecom Argentina had approximately P$2,389 million (equivalent to US$759 million) of indebtedness on a stand-alone basis (excluding effect on discounting of debt)). 77% of this aggregate amount was in the form of Series A notes and 23% is in the form of Series B notes.

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

In October 2005 Telecom Argentina made a Note Payment in an aggregate amount equal to US$78 million which was applied to pay the full amount of the scheduled principal amortization payments on the new notes payable in April 2008. In 2006 Telecom Argentina made a cash payment of P$982 million, corresponding to excess cash determined for the period ended as of December 31, 2005 and June 30, 2006, and an additional optional prepayment on the notes. Such payments were applied as Note Payments which prepaid the scheduled principal amortization payments on the notes through April 2009 and 75% of the scheduled principal amortization payable in October 2009. In 2007 Telecom Argentina made a cash payment of P$889 million, corresponding to excess cash determined for the period ended as of December 31, 2006 and June 30, 3007 and to the net cash proceeds (as defined in the notes) from the sale of equity interest in Publicom. Such payments were applied as Note Payments which prepaid the scheduled principal amortization payments on the notes through April 2010 and the 73.6% of the scheduled principal amortization payable in October 2010. The excess cash determined for the period ended as of December 31, 2007 was equal to P$427 million, which was paid on April 15, 2008 together with an additional optional prepayment. Such payments were applied as Note Payments which prepaid the scheduled principal amortization payments on the notes through April 2011 and 45.0% of the scheduled principal amortization payable in October 2011. Consequently, the percentages of the original principal amount of the notes remaining outstanding as of the date of this Annual Report are 45.087% for the Series A notes and 4.125% for the Series B notes.

Certain Covenants under the Notes. The Indenture governing the notes contains certain covenants relating to, among other things, limitations on the ability of Telecom Argentina and, in certain cases, its restricted subsidiaries (including Telecom Personal), to:

•                  create or permit liens on property or assets unless the notes are equally and ratably secured;

•                  incur indebtedness, except for certain permitted indebtedness (see “–Liquidity” below for more detail);

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

Swaps

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, Telecom entered into two foreign exchange currency swap contracts to hedge its exposure to the euro and Japanese yen-denominated Series A notes fluctuating with respect to the U.S. dollar. The hedge contracts do not include any requirement to post collateral. As of December 31, 2007 the estimated market value of the U.S. dollar/euro swap contract was positive US$66.9 million and of the U.S. dollar/yen contract was negative US$0.5 million. See Note 8.2 to our Consolidated Financial Statements for a more detailed discussion of our swap agreements. Because Telecom primarily generates cash flows in Argentine pesos and the terms of the swap do not match the terms of the euro and Japanese yen-denominated obligations (due to the existence of mandatory prepayment terms in the underlying debt) these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Gain (Loss) on derivatives.”

Subsidiary Indebtedness

Telecom Personal. Telecom Argentina’s 99.99% owned subsidiary, Telecom Personal, originally restructured its outstanding financial indebtedness, including inter-company obligations, in November 2004, pursuant to an out-of-court restructuring agreement approved by 100% of the affected creditors. On December 22, 2005, Telecom Personal concluded the refinancing of all of its debt instruments issued pursuant to its November 2004 financial restructuring. The main objective of the refinancing was to improve its debt profile by modifying its interest rates and eliminating certain restrictive covenants. In particular, Telecom Personal’s new indebtedness does not contain mandatory prepayment obligations relating to generation of “excess cash” and does not restrict Telecom Personal’s ability to make capital expenditures. The new debt incurred in this refinancing transaction was approximately US$381 million and was issued in the form of three series of notes and syndicated loans.

As of December 31, 2007, Telecom Personal’s stand-alone financial indebtedness comprised P$43.5 million aggregate principal amount of Series 2 notes and US$240 million aggregate principal amount of Series 3 notes. The Series 1 notes in the amount of P$43 million matured in 2006 and were fully paid, together with accrued interest, on December 22, 2006 as scheduled. The Series 2 notes mature in 2008, are issued in pesos and bear interest at the floating Badlar private rate (average interest rate paid by banks in public and private sectors on deposits in excess of P$1 million for a term of 30 to 35 days) plus 6.5% (provided that the total interest rate cannot be lower than 10% or higher than 20%). The Series 2 notes pay interest quarterly. The Series 3 notes mature in 2010, are issued in dollars and bear interest at 9.25%. The Series 3 notes pay interest semi-annually. In 2007 Telecom Personal paid P$43.5 million of principal amortization of the Series 2 notes as scheduled; in addition, Telecom Personal also paid in full the two syndicated loans of P$87 million and US$69 million, each one in two tranches, on their respective maturity dates. Tranche A matured in June 2007 and Tranche B matured in December 2007. Telecom Personal’s notes contain certain covenants that, among other things, limit Telecom Personal’s ability and the ability of its restricted subsidiaries (including Núcleo) to incur indebtedness (except for certain permitted indebtedness), to dispose of assets, to create or permit liens on property or assets unless the notes are equally and ratably secured, to enter into sale and leaseback transactions, to engage in transactions with shareholders and affiliates and to engage in other lines of business. See “—Liquidity” below for a discussion of Telecom Personal’s limitations on incurrence of indebtedness.

Núcleo. On November 22, 2004, Núcleo, Telecom Personal’s Paraguayan wireless telephony subsidiary, completed a restructuring of its syndicated loan facility and other financial indebtedness. In connection with this restructuring, Telecom Personal made a payment to Núcleo’s creditors under the syndicated loan in the amount of approximately US$4.3 million to secure the full and unconditional release of Telecom Personal’s guarantee of such loan, and received a promissory note in the amount of approximately US$4.3 million. The promissory note was subordinate in right of payment to all the financial debt of Núcleo. During fiscal year 2005, Núcleo made optional prepayments to holders of the new loans in an aggregate amount of US$28 million. On January 27, 2006, Núcleo made additional optional prepayments to holders of the new loans for an aggregate amount of US$8 million, which payments were applied to pay the full amount of the scheduled amortization payments on the new loans payable up to June 27, 2008 and a portion of the scheduled amortization payments on the new loans payable up to December 27, 2008. The funds used for this payment derived from a loan from a Paraguayan branch of a bank for an amount of US$3.6 million and from Núcleo´s own funds (US$4.4 million). Through further optional prepayments on February 27, 2006 and March 29, 2006, Núcleo cancelled its remaining financial debt with banks (equivalent to US$4.4. million), together with all of Personal’s Promissory Note (equivalent to US$4.7 million). The funds used for said cancellations derived from two loans from Paraguayan branches of two banks for a total amount of US$5.9 million, and from Núcleo’s own funds (US$3.2 million). The new bank loans shall be repaid in semiannual installments ending on February 27, 2009. The loans accrue interest at an annual LIBOR-based variable rate, fixed for the first year at 5.9%. In the second quarter of 2007, Núcleo borrowed short-term loans for an amount of guaraníes 62,156 million (equivalent to US$12.1 million). Such loans mature at 6 and 9 months from their issuance date. Additional information is given in Note 8.3.b to our Consolidated Financial Statements. As of December 31, 2007, Núcleo’s outstanding debt amounted to US$11.8 million.

Liquidity

As discussed above, the terms of the debt instruments that Telecom Personal, Núcleo and Telecom Argentina have entered into will restrict each company’s ability to transmit funds to other companies in the Telecom Group, including inter-company loans. Accordingly, the liquidity position for each of Telecom Argentina, Telecom Personal and Núcleo will be significantly dependent on each individual company’s operating performance and debt service commitments.

The notes issued pursuant to the APE limit Telecom Argentina’s ability and the ability of Telecom Argentina’s restricted subsidiaries (including Telecom Personal) to incur indebtedness, except for certain permitted indebtedness, unless the ratio of Telecom Argentina’s net indebtedness to EBITDA (as defined in the Indenture governing the notes), or “leverage ratio,” is 2.75 to 1 (or upon the occurrence of certain events, 2.25 to 1) or less. As of the date of this Annual Report, Telecom Argentina satisfies this ratio.

Telecom Personal’s notes limit its ability to incur indebtedness, except for certain permitted indebtedness, unless it meets a ratio of net indebtedness to consolidated EBITDA (as defined in the notes and loans), or “indebtedness ratio” of 3.25 to 1 or less, if such indebtedness is incurred prior to December 31, 2006 or 3.00 to 1 or less, if such indebtedness is incurred thereafter. As of December 31, 2007, Telecom Personal was qualified to incur additional indebtedness under these ratios.

In addition, the terms and conditions of Nortel’s Series A and Series B Preferred Shares contain covenants which require Nortel to restrict Telecom Argentina’s ability to borrow if the ratio of Telecom Argentina’s total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) is 1.75 or higher. If Nortel does not satisfy these covenants, Nortel’s Series A and Series B Preferred Shares will acquire certain voting rights which will enable Nortel’s preferred shareholders to elect one director and one alternate director of Nortel. Telecom Argentina’s ratio of total liabilities to shareholder’s equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) had exceeded this amount since March 2002, giving Nortel preferred shareholders such voting rights. As from December 31, 2006, such ratio no longer exceeded 1.75 to 1 and as a result, Nortel’s Series B preferred shareholders have not had and will not have director voting rights in fiscal years 2007 and 2008, respectively.

Telecom expects that its cash flow from its operations will be sufficient to enable Telecom Argentina and its subsidiaries to satisfy their respective debt service commitments and other cash requirements in the near to medium term. As of the date of this Annual Report, Telecom Argentina has scheduled principal amortization payments on the notes through April 2011 and 45.0% of the scheduled principal amortization payable in October 2011. Accordingly, its debt service obligations in the near to medium term relate principally to interest payment obligations. However, Telecom Argentina has significant commitments for repayment of principal on its indebtedness after October, 2011, and its ability to meet its obligations at that time will depend on its operating performance in future periods.

Telecom also expects that Telecom Personal’s cash flow from operations will be sufficient to enable Telecom Personal to satisfy its ongoing debt service commitments and other cash requirements in the near to medium term.

Telecom’s ability to generate sufficient cash from its operations to satisfy its debt service obligations and capital expenditure needs will be affected by macroeconomic factors affecting its business, including, without limitation: the exchange rate of Argentine pesos to U.S. dollars; rates of inflation; the achievement of ultimate tariff adjustments for basic charges, measured service charges and other rates for its services relative to inflation and growth in Argentine real gross domestic product. These factors are not within Telecom’s control. The statements expressed in the preceding paragraphs constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, including those describe in this Annual Report in “Item 3—Key Information—Risk Factors.” Actual results may differ materially from Telecom’s expectations described above as a result of various factors.

Due to its accumulated deficit, Telecom Argentina does not expect to pay dividends in 2008.

As of December 31, 2007, Telecom Argentina and its consolidated subsidiaries had approximately P$458 million in cash and cash equivalents. Of this amount, approximately P$221 million of cash and cash equivalents are held by Telecom Argentina on a stand-alone basis. Telecom Group has approximately P$23 million of restricted cash in connection with legal proceedings. Such restricted cash has been classified in “Other Receivables” on Telecom’s balance sheet.

Capital Expenditures

Telecom estimates that its capital expenditures for the 2008 fiscal year will be approximately P$1.7 - P$1.8 billion. Of this amount, Telecom expects that Telecom Argentina will invest primarily to expand basic lines and ADSL high speed network (access, equipment and transmission infrastructure), improve transmission capacity, upgrade and enhance information technology systems, develop NGN technology in certain areas, comply with regulatory infrastructure requirements and upgrade obsolete technologies such as transmission equipment, deploy the Fiber Optic network, replace certain external plant and power sources and upgrade existing hardware. In addition, Telecom expects that Telecom Personal will invest primarily to expand the GSM network in the Southern Region, improve its network, expand network capacity to support customers’ future traffic demand and reduce congestion in the network, increase the number of switches in the network to reduce operating costs, improve coverage and connections, expand the range of Value Added Services and improve its information systems, utilities and infrastructure. See “Item 3—Key Information—Risk Factors—Risks Associated with Telecom and its Operations—Telecom operates in a competitive environment which may result in a reduction in Telecom’s market share in the future.” Telecom expects that for so long as the notes restrict the amount of Telecom Argentina’s capital expenditures Telecom Argentina will invest close to the maximum amount permitted under the terms of the notes. Telecom expects to finance its capital expenditures through cash generated through operations and therefore its ability to fund these expenditures is dependent on, among other things, its ability to generate sufficient funds internally. Telecom Argentina’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its regulated rates, since the cost of imported materials has increased in peso terms (as a result of the decline in the peso exchange rate).

Financial Ratio

Under the terms and conditions of the Series A and Series B Preferred Shares, we have agreed not to allow Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any financial debt, if as a result of doing so, Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares), as shown in its unconsolidated financial statements prepared under Argentine GAAP, exceeds 1.75. Since March 2002, the ratio of Telecom Argentina’s total liabilities to its shareholders’ equity exceeded 1.75 as a consequence of the devaluation of the peso. As a result of Nortel’s violation of this covenant, the Series B Preferred Shares acquired, together with the Series A Preferred Shares, the right to appoint a member of the Nortel Board of Directors.  As from December 31, 2006 such ratio no longer exceeded 1.75:1 and as a result, Class B

Preferred Shareholders have not had and will not have director voting rights in fiscal years 2007 and 2008, respectively.  The Series A Shareholders have retained their right to appoint a member of the Nortel Board of Directors as a consequence of the non-payment of the Base Dividend (as such term is defined in the terms of issuance of such Preferred Class A Shares) corresponding to the fiscal year ended December 31, 2001 and subsequent fiscal years.  Accordingly, at Nortel’s annual shareholders’ meeting held on April 30, 2008, the Series A  Preferred shareholders have appointed Javier Errecondo (and his alternate director, Saturnino Jorge Funes).  See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares—Nortel’s Capital Stock.”

Related Party Transactions

During year 2007, Telecom has entered into certain transactions with its indirect shareholders Telecom Italia and W de Argentina–Inversiones or their affiliates in the ordinary course of business.  For a description of these transactions, see “Item 7—Major Shareholders and Related Party Transactions.”

Taxes

Turnover Tax

Under Argentine tax law, Telecom is subject to a tax levied on gross revenues.  Rates differ depending on the jurisdiction where revenues are earned for tax purposes.  Rates ranged from 2% to 6% for the years ended December 31, 2007, 2006 and 2005.

Income Tax

Nortel’s and Telecom’s income tax rate is currently 35% of taxable net income for the companies located in Argentina and 10% for Núcleo. The amount of income subject to tax is calculated according to tax regulations which contain a different methodology for calculating net taxable income than the methodology used for the preparation of our Consolidated Financial Statements under Argentine GAAP. The differences between the methodology of computing income under the tax regulations and under Argentine GAAP make it difficult to determine the taxable net income from our income statements. For instance, some deductions from income normally accepted for accounting purposes are non deductible and accordingly, must be added back to income for tax purposes. Moreover, the tax regulations do not currently provide for the restatement of figures to reflect inflation as is required in certain periods by Argentine GAAP.

Any dividends paid by Nortel in excess of the amount of its accumulated income at the close of the previous taxable year (computed as provided in the tax regulations) are subject to income tax at a rate of 35%. This income tax is known as the “equalization tax.” See “Item 10—Additional Information—Taxation—Argentine Taxes—Taxation of Dividends.”

Tax on cash dividends received from a foreign subsidiary are calculated according to the statutory income tax rate. As per Paraguayan tax law, an additional income tax rate of 5% is imposed on dividends that are paid. Additionally, when dividends are being paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts which are paid to such shareholders. As per Argentine tax law, income tax paid abroad is recognized as tax credits.

Net losses can generally be carried forward and applied against future taxable income for 5 years. However, certain losses relating to the devaluation of the peso in early 2002 (P$1.4 = US$1) could only be deducted at a rate of 20% per fiscal year commencing in 2002 through 2006.

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

However, Argentine Law No. 25,784, which was published in the Official Bulletin in October 2003, amended the requirement that a lender must be located in a jurisdiction that has adopted the Banking Supervision Standards of the Basle Committee. Under Law No. 25,784, the 15.05% withholding rate currently also applies to lenders who are banks or financial entities located in jurisdictions that are neither tax-free nor subject to taxation according to Argentine income tax rulings or have entered into treaties with Argentina providing for exchange of information upon request by the respective authority. Further, unless their internal rulings provide otherwise, requests for banking, stock exchange or other secret information cannot be challenged. In order to be eligible for the 15.05% withholding rate, the financial entity must be under the supervision of a respective central bank or equivalent authority. Interest payments on notes (obligaciones negociables) that meet the requirements of Section 36 of the Negotiable Obligations Law and were held by foreign beneficiaries remain income tax exempt.

Thin Capitalization Rules

The 1998 tax reform introduced a limitation on the deduction of interest expense for income tax purposes. A company that is not a financial entity may deduct the following categories of interest without any restriction: interest on loans granted by individuals, interest subject to the 35% withholding tax and 40% of other interest payments (the “residual category”). The remaining 60% of the interest in the residual category may be deducted if the company’s liabilities on which interest in the residual category is paid do not exceed 2.5 times the company’s equity or the amount of interest paid in the residual category is less than 50% of net income for the fiscal year (before the interest deduction). In the event that both limits are exceeded, a portion of the deduction for the remaining 60% of the interest in the residual category is denied but, it can be deducted in the following five fiscal years, subject to the limitations described above. The nondeductible portion is equal to the greater of (i) the percentage by which the liabilities giving rise to interest in the residual category exceed 2.5 times the company’s equity or (ii) the percentage by which 100% of the interest in the residual category exceeds 50% of the company’s net taxable income (as defined above). During fiscal year 2002, Nortel was not affected by these rules. During fiscal year 2002, Telecom’s deduction of interest expenses was limited because it was not able to satisfy the conditions required in order to deduct the remaining 60% of the interest expense in the residual category. This interest deduction was taken in fiscal year 2005. Argentine Law No. 25,784, which was published in the Official Bulletin in October 2003, modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds 2 times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments. During fiscal years 2005, 2006 and 2007, Nortel and Telecom’s deduction of interest expenses was not limited because Nortel and Telecom were able to satisfy the conditions required for such deduction.

Tax on Minimum Presumed Income

Nortel and certain of the companies in the Telecom Group located in Argentina are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of Nortel’s assets is determined in accordance with the criteria established under the tax laws and generally approximates market value. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of tax on minimum presumed income in excess of the income tax for such year may be carried forward for a period of up to ten years. This excess may be treated as a credit that may be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income. Nortel and Telecom paid minimum presumed income tax for years 2005, 2006 and 2007 for Telecom Argentina and for years 2005 and 2006 for Telecom Personal.

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

During years 2007, 2006 and 2005, Telecom charged to its income statement P$73 million, P$58 million and P$34 million, respectively, of this tax.

On February 6, 2003, the Ministry of Economy, through General Resolution No. 72/03, authorized us to increase the Basic telephone services tariffs by the amount of the tax on deposits to and withdrawals from bank accounts as provided for in General Resolution No. 72/03. The amount of the tax charged must be shown in detail on the customers’ bills. The amounts charged before General Resolution No. 72/03 were approximately P$23 million and will be included in the tariff renegotiation process. In April 2007, Telecom Argentina provided the CNC with accounting information regarding those amounts and in May 2007 it submitted its preliminary economic evaluation to the regulatory authority. Telecom Argentina has been notified of the proceedings of the regulatory authority that confirm the abovementioned reported amounts and establish an offsetting mechanism as determined by Resolution N° 41/07. See “Item 4—Information on the Company—Regulatory Framework—Tax Stability: Social Security Contribution Variations” in the Telecom Form 20-F included as an exhibit hereto.

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

The tax rate applied is 0.50%.  This tax is computed based on the value of our shareholders’ equity as stated on the most recent annual balance sheet of the Company. The amount paid by us and pending collection from our shareholders as of December 31, 2007, was approximately P$8.3 million and an allowance was recorded for such amount.

On November 4, 2003, July 30, 2004, October 26, 2005 and April 30, 2007, we requested from our holders as of December 31, 2002, 2003, 2004, 2005 and 2006 of our Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares reimbursement of the tax on personal property. As of the date hereof, holders of Ordinary Shares have reimbursed Nortel approximately US$354,400 and holders of Series B ADSs, Series B Preferred Shares and Series A Preferred Shares have reimbursed Nortel approximately US$86,808.  Nortel expects that a substantial portion of the remaining tax amount that is not reimbursed will result in an additional expense for Nortel. As of December 31, 2007, Nortel recorded an allowance of P$8.3 million for the credit of the accounts paid by the Company for this tax.

Other Taxes and Levies

Telecom is subject to a levy of 0.5% of its monthly revenues from telecommunications services. The proceeds of this levy are used to finance the activities of the Regulatory Bodies. The amount of this levy is included in Telecom’s consolidated income statement within “other operating and maintenance expenses.”

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

Although the SC resolutions were appealed, management decided to reimburse the Universal Service amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Telecom Personal ceased billing Universal Service amounts. Although Telecom Personal reimbursed the Universal Service amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit. During the first quarter of 2006, Telecom Personal fully reimbursed its active post-paid customers all previously billed Universal Service amounts plus interest (amounting to P$15 million). In addition, since May 2006, Personal has reimbursed the Universal Service amounts billed to its former customers and former post-paid customers that have changed into prepaid customers and as of the date of this Annual Report, an amount of P$6 million still remains pending that is available for collection.

In December 2006, the CNC issued a preliminary report on the verification and control of the Universal Service reimbursement, which stated that Telecom Personal fulfilled its obligations for the reimbursement of the amounts including interest. However, the CNC is analyzing if the interest rate applied was that required by the CNC. As of the date of this Annual Report, Telecom Personal has not received any claim on this matter. If any such claim is subsequently filed, Telecom Personal’s management together with its legal counsel believes that it has solid legal grounds to justify the interest rate applied.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, for the period July 2007 – December 2007 Telecom Argentina has estimated receivables and filed the calculations for review by the regulatory authority, while Telecom Personal has determined accounts payable for the same period. For more information on this regulation and related proceedings, see “Item 4—Information on the Company—Regulatory Framework—Universal Service Regulation” in the Telecom Form 20-F included as an exhibit hereto.

Research and Development, Patents and Licenses, etc.

None.

Trend Information

As a result of the political and economic uncertainty in Argentina in the past several years, our results of operations presented above for the years ended December 31, 2007, 2006 and 2005 may not be indicative of our current financial position or future results of operations and may not contain all of the information necessary to compare our financial position and operating results for the periods presented to previous or future periods.  The information set forth below includes statements that are “forward-looking statements” subject to risks and uncertainties.  See “Forward-Looking Statements.”  Actual results may differ materially from our expectations and assumptions as a result of various factors, including the factors discussed under “Item 3—Key Information—Risk Factors.”

Net Sales

Net sales are expected to continue to increase in 2008, primarily driven by growth in the Argentine wireless market and broadband development, although the rate of growth is expected to slow in future periods due to the high penetration already achieved in the Wireless reportable segment and strong competitive conditions existing in both reportable segments.

In the Voice, Data and Internet reportable segment, Telecom expects to experience slight increases in the lines in service, confirming the trends of the last two fiscal years. Telecom’s management believes that additional opportunities exist for growth in the Telecom’s broadband products and offerings, and expects the customer base to surpass one million users during 2008. Telecom Argentina expects to be able to carry out during 2008 the obligations stipulated in the Letter of Understanding entered with the Argentine Government on March 6, 2006, as well as to realign the economic and financial position of Telecom Argentina so as to allow it to keep pace with technological innovation in the marketplace.

Telecom expects that the Wireless reportable segment will continue to experience growth in the number of customers in Argentina, although at more moderate rates than in 2007. With more than 90% market penetration in Argentina by the end of 2007, the challenge for cellular operators during year 2008 will be to achieve greater levels of consumption among their customer base, through the implementation of trademark differentiation strategies, technological and product innovation, and service quality. One of the sources of income growth will continue to be the increasing demand for Value Added Services (which in 2007 represented approximately 26% of Telecom Personal’s services sales).

Costs of Services, General and Administrative and Selling Expenses

In fiscal year 2007, operating costs before amortization and depreciation increased 18.4%, primarily due to higher costs directly associated with increasing sales, the effect of inflation on the cost structure, and particularly, greater competition in the wireless and broadband markets. Telecom believes that the trend for these costs will continue in 2008, as its consolidated net sales increase. Accordingly, Telecom expects that operating income before amortization and depreciation will increase in absolute terms in 2008, while it expects that it will slightly decrease as a percentage of consolidated net sales.

While the outcome of the renegotiation of tariffs of the regulated services is still unknown, in the Voice, Data and Internet reportable segment, Telecom plans to continue to pay close attention to its operating cost structure in 2008, as increases in the cost structure in fiscal year 2007 as a result of the inflationary conditions have caused deterioration in its operating income before amortization and depreciation as a percentage of segment net sales.

Furthermore, Telecom expects consolidated fixed asset depreciation and intangible asset amortization to remain similar to those of year 2007 in absolute terms, but at a lower level as a percentage of consolidated net sales when compared to those of year 2007.

Operating Income

Telecom’s operating income in 2008 is expected to increase, both in absolute terms and as a percentage of consolidated net sales. Telecom forecasts that its consolidated operating income margin will be higher than the 18% recorded in fiscal year 2007.

Financial Result, Net

Telecom expects interest expense on its financial debt to continue to decrease as a result of reduction in Telecom Argentina’s financial indebtedness, in particular due to the mandatory prepayment provisions requiring the application of any “excess cash” to debt reduction. It is expected that, in addition to the prepayments made in April, 2008, Telecom Argentina will continue making prepayments of principal during the year 2008 pursuant to the terms of its Series A and Series B notes.

The other significant component of financial results is the exchange differences arising from foreign currency assets and liabilities, especially for the exposure of our financial investments and debt to U.S. dollar fluctuation. It should be noted that, in year 2005, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to U.S. dollar fluctuations related to the euro and Japanese yen-denominated Series A Notes. Therefore, the impact on Telecom’s financial results will continue to mainly depend on the variation of the Argentine peso value in respect of the U.S. dollar. If the exchange rate at the end of 2008 is higher than the rate of P$3.149 for one dollar in effect as of December 31, 2007, the exchange differences will increase interest loss on Telecom’s financial debt. Conversely, if the Argentine peso improves against the U.S. dollar, our exchange differences are likely to be positive and compensate for interest expenses.

Given that foreign currency exchange rate fluctuations may have a significant impact on Telecom’s financial debt and on its results of operations Telecom cannot estimate the impact of the foreign currency exchange differences for 2008. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk—(a) Foreign Exchange Rate Risk” in the Telecom Form 20-F included as an exhibit hereto.

Other Expenses, Net

Telecom estimates that expenses for severance costs, legal disputes and other contingencies and other minor non-operating results will be similar to levels seen in 2007.

Unusual and Extraordinary Results

No unusual and extraordinary results are expected for 2008.

Income Tax

Telecom’s business is subject to income tax on the basis of the taxable results determined pursuant to the tax laws of every country where it operates and according to the following rates on taxable income: (i) companies located in Argentina pay 35%; (ii) Núcleo (located in Paraguay) pays 10% and (iii) Telecom USA pays between a range of 15% - 39% base on the level of taxable results for year 2008. It should be mentioned that Paraguayan law increases by 5% the tax rate applicable to dividend distributions.

As detailed in the notes to the Consolidated Financial Statements, the Income tax (expense) benefit, net is calculated by applying the deferred income tax method and, therefore, it includes the effect of the tax payable in the current year and the effect of the tax rate on temporary differences arising from the different accounting and fiscal valuation of assets and liabilities. In this regard, we do not expect significant permanent differences for fiscal year 2008.

As of the date of issuance of this Annual Report, it is not possible to obtain an accurate assessment of 2008 income tax amount, mainly due to fluctuations in foreign currency exchange results and their impact on taxable results of fiscal year 2008. However, it is expected that Telecom Argentina (after its tax loss carryforwards expiration in 2007) and Telecom Personal will generate current income tax expense in 2008 based on their taxable income estimates.

Net Income/Loss

As of the date of issuance of this Annual Report, we are not in a position to give an accurate estimate of the net result for fiscal year 2008 given the uncertainties mentioned above and those explained in the section entitled
“—Critical Accounting Policies—Use of Estimates.”

Capital Expenditures

Telecom’s capital expenditures are expected to continue to increase in 2008 as compared to fiscal year 2007. Total consolidated capital expenditures, detailed under “—Capital Expenditures” in the Telecom Form 20-F included as an exhibit hereto, are expected to reach approximately P$1.6 - P$1.7 billion in 2008.

The Telecom Group will continue investing to deliver new and better services to its customers. Telecom’s current investment plans require an investment equivalent to approximately 15% of the estimated consolidated net sales during year 2008. Telecom Argentina will focus its investments on enhancing its broadband infrastructure, the development of a new generation net (NGN), an infrastructure for cellular operators, and on the modernization of its commercial and support systems. Telecom Personal will continue to develop its net infrastructure, and will continue extending 3G technology coverage in order to broaden its Value Added Services offerings, including cellular broadband, which is expected to constitute its main offering for both existing and new customers.

Cash Flows and Consolidated Net Financial Indebtedness

Telecom expects that operating cash flows in 2008 will remain at a similar level to those in year 2007 and will be sufficient to satisfy the its planned investments in fixed and intangible assets and debt service. In the absence of a foreign currency exchange crisis, Telecom expects that cash generated by the different Group companies will be used to meet debt service requirements and in the case of Telecom Argentina, any excess cash will be allocated to the partial or total prepayment of principal.

Telecom expects to continue to use its operating cash flows as in the last years, and expects to continue applying cash flow generated from operations to reduce net financial indebtedness, without incurring additional indebtedness to finance investments. Although it is not possible to estimate the future foreign currency exchange rate level, we are optimistic that the Group net financial indebtedness will continue its downward trend as a result of the cash generation expected in fiscal year 2008.

Contractual Obligations

Our consolidated contractual obligations and purchase commitments as of December 31, 2007 were as follows:

	2008	2009	2010	2011	2012	After 2012	Total
	(in millions of Argentine pesos)
Debt obligations (1)(2)	1,413	1,138	826	—	—	—	3,377
Operating lease obligations	71	32	22	5	2	2	134
Purchase obligations	712	33	20	18	6	57	846
Other long-term liabilities (3)	23	18	15	13	13	68	150
Total	2,219	1,221	883	36	21	127	4,507

(1)          The schedule of debt obligations (including P$379 million of future interest) set forth above is based on the expected amortization schedule of the relevant debt instruments and takes into account the mandatory and optional prepayment provisions. In April 2008, Telecom Argentina made principal prepayment on the Notes corresponding to the “excess cash” determined for the period ended December 31, 2007 and an optional prepayment. After giving effect to these prepayments, Telecom Argentina has cancelled all principal amortization payments on the notes scheduled to be made through April 2011 and 45.0% of scheduled principal amortization payments due October 2011. Our estimates on future interest after such prepayments have decreased by P$0.5 million. For debt bearing variable interest, the obligation is calculated using the variable interest rate in effect as of December 31, 2007.

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

General

Nortel’s sole substantial activity is owning a controlling interest in Telecom Argentina’s ordinary shares and its sole substantial source of cash income is cash dividends paid on such shares. The unconsolidated financial data as of December 31, 2007 included herein accounts for Nortel’s approximately 54.74% equity interest in Telecom by the equity method. The Consolidated Financial Statements included elsewhere in this Form 20-F consolidate Telecom’s operations with Nortel’s. Nortel’s principal use of cash is to make redemption payments on any future debt, dividend and redemption payments on its preferred stock and dividend payments on its ordinary shares. Prior to 2002, Nortel has historically met all such payment obligations in any calendar year out of the dividends received from Telecom in respect of the previous calendar year. Nortel is required to allocate earnings first, to make dividend and redemption (amortization) payments on the Series A Preferred Shares, payable before the end of May.  A percentage equal to 48.96%, calculated in accordance with a formula set forth in the terms of the Series B Preferred Shares, of cash remaining after Nortel has paid or reserved for its operating expenses is required to be distributed to the holders of Series B Preferred Shares. The remaining cash equal to 51.04% is distributed to holders of ordinary shares. Nortel is required to distribute all of its cash every year, according to the terms and conditions of the Series A and Series B Preferred Shares. Nortel may only make dividend payments to holders of Series A and Series B Preferred Shares and holders of ordinary shares and redemption payments on the Series A Preferred Shares if it has sufficient retained earnings legally available for distribution, in accordance with Argentine law, which provides that dividends may be paid out of liquid and realized profits based on a financial statement prepared under Argentine GAAP.

Due to Telecom Argentina’s financial condition, Telecom Argentina did not pay dividends for the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003. Consequently, Nortel was unable to pay dividends or make the required amortization payments on the Series A Preferred shares for the years ended December 31, 2007, 2006, 2005, 2004 and 2003. See “Item 10—Additional Information—Nortel’s Capital Stock.”

Equity Income from Subsidiaries

For year 2007, Nortel’s equity gain from related companies increased to a P$484 million gain from a P$133 million gain for year 2006.  For year 2006, Nortel’s equity gain from related companies decreased to a P$133 million gain from a P$730 million gain for year 2005.

All variations in Nortel’s equity income from subsidiaries for any period correspond directly with the variations in Telecom Argentina’s net income for the same period. For a complete discussion of Telecom Argentina’s results of operations, see “Item 5—Operating and Financial Review and Prospects” in the Telecom Form 20-F incorporated herein by reference under (c) of this Item 5.

Administrative Expenses

Administrative expenses in each of years 2007, 2006 and 2005 were approximately P$3 million, P$2 million and P$2 million, respectively, consisting primarily of salaries, social security expenses and fees for services.

Financial Results, net

Nortel had no investment earnings in years 2007, 2006 and 2005.

At Telecom’s annual shareholders’ meetings for the fiscal years ended December 31, 2003, 2004, 2005, 2006 and 2007 held on April 29, 2004, April 27, 2005, April 27, 2006, April 27, 2007 and April 29, 2008, respectively, Telecom’s shareholders decided that no dividend payments would be made due to Telecom’s financial condition, results of operations and debt service obligations. Consequently, at Nortel’s annual shareholders’ meetings held on

April 29, 2004, April 27, 2005, April 27, 2006, April 27, 2007 and April 30, 2008 for the fiscal years ending December 31, 2003, 2004, 2005, 2006 and 2007, respectively, Nortel’s shareholders decided that no dividends would be paid and that there would be no amortization of the Series A Preferred Shares for such years. See “Item 10—Additional Information—Nortel’s Capital Stock.”

At present, Nortel is unable to predict whether Telecom Argentina and consequently, Nortel, will make future dividend payments.

Taxes

Under Argentine law, Nortel’s dividend income is not taxable. Pursuant to current regulations, in general, Argentine-source dividends received by individuals or corporate shareholders are not subject to income tax, except for those dividends paid by corporations corresponding to the excess of the difference between Argentine GAAP income and taxable income which are subject to an income tax withholding. See “Item 10—Additional Information—Taxation—Argentine Taxes—Taxation of Dividends.”

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

Net Income

For year 2007, net income was P$478 million, representing an increase of P$349 million over year 2006.

For year 2006, net income was P$129 million, representing a decrease of P$598 million over year 2005.

Liquidity and Capital Resources

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom Argentina on the Class A and Class B Shares owned by Nortel and Nortel has used such cash dividends to satisfy Nortel’s payment obligations for the next calendar year. No dividends were declared or paid by Telecom Argentina and consequently Nortel during year 2003, 2004, 2005, 2006 and 2007. In addition to not being able to make dividend payments, Nortel was also unable to pay the required amortization on its Series A Preferred Shares. Accordingly, the amount of the amortization and dividends on the Series A Preferred Shares will continue to accrue until Nortel has the cash required to make the payment. As of December 31, 2007, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was approximately P$923.3 million including the effects of CER. See Note 9 of our consolidated financial statements included in Item 18 of this Annual Report.

At December 31, 2007 and 2006, Nortel had approximately P$0.1 million and P$4 million, respectively, of cash and cash equivalents on a stand-alone basis (excluding amounts held by Telecom).

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors

Nortel’s Board of Directors is responsible for the management of Nortel’s business. The Company’s bylaws provide that Nortel’s Board of Directors will consist of no less than four but no more than eight members and an equal number of alternate directors, for the same term to fill any vacancies. At their annual meeting, the shareholders appoint alternate directors, and may appoint a number of alternates equal to or less than the number of directors. Therefore, as of this date Nortel has six directors, and six alternate directors. Four directors and three alternate directors are independent under SEC regulations and therefore are neither employed by, nor affiliated with, Telecom, the Telecom Italia Group or W de Argentina—Inversiones. See “Item 7—Major Shareholders and Related Party Transactions.” The directors are so elected at a shareholders’ meeting and hold office for a renewable term of one year or until replaced at a shareholders’ meeting. See “Item 7—Major Shareholders and Related Party Transactions—Shareholders’ Agreements” in the Telecom Form 20-F included as an exhibit hereto. As a result of Nortel’s failure to pay the required amortization on the Series A preferred shares, the Series A shareholders are entitled to elect one director and one alternate director. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares—Nortel’s Capital Stock.”

Holders of Nortel’s Class A Preferred Shares have exercised the right to vote since April 25, 2002, as a consequence of the non-payment of the Base Dividend (as such term is defined in the terms of issuance of such Preferred Class A Shares) corresponding to the fiscal year ended December 31, 2001 and subsequent fiscal years. Additionally, as Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) had exceeded 1.75/1, since September 13, 2002, holders of Class B Preferred Shares also obtained the right to vote in accordance with the terms and conditions applicable to this class of shares. Both Class A Preferred Shareholders and Class B Preferred Shareholders have exercised their right to vote, since 2002, for the joint election of a regular and an alternate director.

Given that, according to its unconsolidated financial statements as of December 31, 2006, Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) no longer exceeds 1.75/1, as from the time of approval of such financial statements by Telecom Argentina’s Board of Directors on March 8, 2007, the right to vote held by the Class B Preferred Shareholders has terminated while the right to vote held by the Class A Preferred Shareholders continues to be in force given the abovementioned non-payment of the Base Dividend.

The directors and alternate directors of the Company as of December 31, 2007 were as follows:

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

* Term of position expired or was extended at the annual shareholders’ meeting held April 30, 2008.

Oscar Carlos Cristianci is a public accountant.  He served as Chairman of the Board of Directors of Sofora and Telecom Personal S.A. during fiscal year 2007.  He was born on September 27, 1942.

Ricardo Alberto Ferreiro is a lawyer.  He is Director of Standard Bank of Argentina.  He was born on November 26, 1953.

Franco Alfredo Livini is an industrial engineer.  He is Chairman of Pirelli Argentina de Mandatos S.A. and Pirelli Neumáticos SAIC.  He is also Chairman of the Board of Directors of Sofora and Director of Telecom Personal S.A.  He was born on December 10, 1928.

Eduardo Federico Bauer is a lawyer.  He is Vice Chairman of the Board of Directors of Micro Sistemas S.A. He is a Director of Sofora Telecomunicaciones S.A. and Alternate Director of Telecom Argentina S.A., Telecom Personal S.A. and Núcleo S.A. He is also an Alternate Director of Caja de Seguros S.A., La Caja Aseguradora de Riesgos del Trabajo ART S.A., Instituto del Seguro de Misiones S.A., La Caja de Seguros de Retiro S.A., La Estrella S.A. Cía de Seguros de Retiro, Tradición Seguros S.A. and Ritenere S.A.  He was born on January 14, 1950.

Guillermo Michelson Irusta is a lawyer.  He is partner at the law firm of Estudio Michelson.  He was born on January 22, 1947.

Gustavo Sebastian Viramonte Olmos is a lawyer.  He is Director of Transportadora de Gas del Sur S.A. and of Compania de Inversiones de Energia S.A.  He was born on May 30, 1970.

Bruno Iapadre is a lawyer.  He is Vice Chairman of the Board of Directors of International Legal Affairs of Telecom Italia.  He is Alternate Director of Sofora Telecomunicaciones S.A.  He was born on June 4, 1956.

Jorge Alberto Firpo is an electronic engineer and a graduate of Universidad Tecnológica Nacional.  He is chairman of Núcleo, Telecom Argentina USA Inc. and Micro Sistemas S.A. and a Director of Sofora, Telecom Personal and Telecom Argentina S.A.  Previously, he was head of purchases and logistics at Telecom Italia America Latina, S.A.  He was born on April 17, 1954.

Pablo Ginnetty is an accountant.  He is partner of the firm Estudio Ginnetty.  He was born on December 14, 1975.

Horacio Walter Bauer is a lawyer.  He is Director of Caja de Ahorro y Seguro S.A., Instituto del Seguro de Misiones S.A. and Alternate Director of Sofora Telecomunicaciones S.A., Caja de Seguros de Retiro and Retinere S.A.   He was born on July 11, 1937.

Alejandro Borda is a lawyer.  He is partner of Estudio Juridico Borda.  He was born on October 10, 1958.

Joaquín Acuña is a lawyer.  He is Alternate Director of Transportadora de Gas del SurS.A. and of Compania de Inversiones de Energia S.A.  He was born on December 3, 1971

The directors and alternate directors of the Company as of the date of this Annual Report (as appointed by the annual shareholders meeting held on April 30, 2008) are as follows:

Name	Position	Class of Shares Represented	Date of Designation*
Franco Alfredo Livini	Chairman of the Board of Directors	Ordinary	April 30, 2008
Ricardo Alberto Ferreiro	Vice Chairman of the Board of Directors	Ordinary	April 30, 2008
Enrique Llerena	Director	Ordinary	April 30, 2008
Eduardo Federico Bauer	Director	Ordinary	April 30, 2008
Claudio Néstor Medone	Director	Ordinary	April 30, 2008
Javier Errecondo	Director	Prefer. A	April 30, 2008
Jorge Luis Pérez Alati	Alternate Director	Ordinary	April 30, 2008
Jorge Alberto Firpo	Alternate Director	Ordinary	April 30, 2008
Pablo Ginnetty	Alternate Director	Ordinary	April 30, 2008
Horacio Walter Bauer	Alternate Director	Ordinary	April 30, 2008
Luis Alberto Pérez Cassini	Alternate Director	Ordinary	April 30, 2008
Saturnino Jorge Funes	Alternate Director	Prefer. A	April 30, 2008

* Term of position expires or may be extended at the next annual shareholders’ meeting.

Enrique Llerena is a lawyer. He is Director of Llerena Amadeo S.A. and Alternate Director of SZ Consultores en Arte S.A. He was born on April 9, 1955.

Claudio Néstor Medone is a lawyer. He is Legal Manager of Hospital Italiano, Buenos Aires. He was born on February 15, 1965.

Javier Errecondo is a lawyer. He is Director of Eden S.A. and Alternate Director of AESCA S.A.  He is Member of the Supervisory Committee of AESEBA S.A., Pampa Energía S.A., Pampa Participaciones S.A., Pampa Real Estate S.A., Central Térmica Loma de la Lata S.A., Dolphin Energía S.A., Dolphin Créditos S.A., Dolphin Créditos Holding, Edenor S.A., IEASA S.A., Maltería del Puerto S.A., TGLT S.A., Desarrollos Caballito S.A., Pegasus Realty S.A., O.P.M. Inmobiliaria S.A., Entertainment Depot S.A., FinanGroup S.A., GSP S.A., Grupo Unión S.A. Credit Group S.A. and Freddo S.A. and Alternate Member of the Supervisory Committee of Fintelco S.A., Datanet S.A., Enequis S.A., Video Canal de Compras S.A., Video Cable Comunicación S.A., Cablevision S.A., Televisora La Plata S.A., Cablepost S.A., Construred S.A., Cablevision Federal S.A., Teledigital Cable S.A. Holding Teledigital Cable S.A., Pampa T.V. S.A., Cablevisión del Comahue S.A., Chos Malal Video Cable S.A., Televisora Capitán Sarmiento S.A. RCC S.A. Patagonia Televisora Color S.A., IVC S.A., Multicanal S.A., Teledigital Sur S.A., Teledigital IVC S.A., Teledigital RCC S.A., Pampa Generación S.A., Pampa Participaciones II S.A., Dolphin Créditos Holding, Préstamos y Servicios S.A., Grupo ST S.A. and B.A. Mall S.R.L. He was born on February 6, 1963.

Jorge Luis Pérez Alati is a lawyer. He is Chairman of Telecom Personal, In Store Media Argentina S.A., Inversiones Alumine S.A., Inversiones Los Alpes S.A., Inversiones Meliquina S.A., ISDIN Argentina S.A., La Papelera del Plata S.A., Nogal Central S.A. and Solcan S.A. He is Vicechairman of Puig Argentina S.A., Lan Argentina S.A., Inversora Cordillera S.A. and Farma System S.A. He is a director of Sofora, Aluflex S.A., CMPC Inversiones de Argentina S.A., Corandes S.A., Cork Supply Argentina S.A., Fabi Bolsas Industriales S.A., Honda Motor de Argentina S.A., Inversiones Los Andes S.A., Ivax Argentina S.A., Motorola Argentina S.A., Naschel S.A. and LDC Argentina S.A. He is a member of the supervisory committee of Banco Santander Río S.A., BRS Investment S.A., Distrilec Inversora S.A., Edesur S.A., Internacional Compañía de Seguros de Vida S.A., Linvest S.A., Lyon Consulting S.A., Portal Universia Argentina S.A., Perevent Empresa de Servicios Eventuales S.A., Prestamos de Consumo S.A., Santander Río Seguros S.A., Santander Río Trust S.A., Santander Merchant S.A. and Santander Sociedad de Bolsa S.A., and an alternate director of Telecom Argentina S.A. He was born on September 14, 1954.

Luis Alberto Pérez Cassini is a lawyer. He was born on June 27, 1961.

Saturnino Jorge Funes is a lawyer. He is Director of Eden S.A. and AEI Servicios Argentina S.A. and Alternate Director of Fintelco S.A., Datanet S.A., Enequis S.A., Video Canal de Compras S.A., Video Cable Comunicación S.A., Cablevision S.A., Pampa T.V., Cablevisión del Comahue S.A., Chos Malal Video Cable S.A., Televisora Capitán Sarmiento S.A. RCC S.A. Patagonia Televisora Color S.A., IVC S.A., Multicanal S.A., Teledigital Sur S.A., Teledigital IVC S.A. and Teledigital RCC S.A. He is Member of the Supervisory Committee of Desarollo Caballito S.A., B.A. Mall S.R.L., GSF S.A., Credit Group S.A. and Dolphin Energía S.A. and Alternate Member of the Supervisory Committee of Pegasus Realty S.A., O.P.M. Inmobiliaria S.A., Entertainment Depot S.A., FinanGroup s.A., Grupo Unión S.A., Freddo S.A. and Pampa Energía S.A. He was born on August 6, 1968.

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

As of December 31, 2007, the members and alternate members of the Supervisory Committee, as elected at the annual shareholders meeting dated April 27, 2007, were:

Name	Position and Date of Designation*	Profession
Jorge Luis Pérez Alati	Member of the Supervisory Committee— April 27, 2007	Lawyer
Silvia Graciela Poratelli	Member of the Supervisory Committee— April 27, 2007	Lawyer
Gerardo Prieto	Member of the Supervisory Committee— April 27, 2007	Accountant
Diego Serrano Redonnet	Alternate Member of the Supervisory Committee— April 27, 2007	Lawyer
Diego Martín Garrido	Alternate Member of the Supervisory Committee— April 27, 2007	Lawyer
Guillermo Feldberg	Alternate Member of the Supervisory Committee— April 27, 2007	Accountant

* Term of position expires or may be extended at the next annual shareholders’ meeting.

Jorge Luis Pérez Alati see “—Directors, Senior Management and Employees—The Board of Directors” above.

Silvia Graciela Poratelli was a member of our Supervisory Committee from 2005 until the annual shareholders’ meeting held on April 30, 2008.  She was also a member of the Supervisory Committees of Micro Sistemas S.A., Telecom Argentina S.A., Telecom Personal S.A. and Sofora Telecomunicaciones S.A. during that period.  She was born on January 4, 1972.

Gerardo Prieto has been a member of our Supervisory Committee since 2004. He is also a member of the Supervisory Committees of Micro Sistemas S.A., Telecom Personal S.A. and Sofora Telecomunicaciones S.A. He is Chairman of Campofin S.A. and Polifin S.A. He is also Director of Standard Bank Argentina S.A., Caja de Seguros S.A, Instituto del Seguros de Misiones S.A. and Activos Turísticos S.A.  Dr. Prieto is a public accountant and is not included in the requirements of RT No. 15 regarding accountant non-independence, nor is he comprised in the cases enumerated in the third paragraph of Article 4 of Chapter XXI of the Normas de la Comisión Nacional de Valores.  He was born on March 3, 1951.

Diego Serrano Redonnet is a member of the Supervisory Committee of Telecom Argentina, Telecom Personal, Sofora, Banco Santander Río S.A., BJ Services S.R.L., BRS Investment S.A., CMPC Inversiones de Argentina S.A., America Latina Tecnologia S.A., Santander Río Servicios S.A., Perevent Empresa de Servicios Eventuales S.A., Prestamos de Consumo S.A., Santander Río Seguros S.A., Santander Río Trust S.A., Santander Sociedad de Bolsa S.A., Gas Argentino S.A. and Metrogas S.A. He holds a law degree from the Argentine Catholic University and an LL.M. from Harvard Law School. He was born on September 18, 1966.

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

Guillermo Feldberg has been a alternate member of our supervisory committee since 2004. He is also an alternate member of the Supervisory Committee of Telecom Argentina S.A., Telecom Personal, Micro Sistemas S.A. and Sofora Telecomunicaciones S.A. He is Chairman of Pintarko S.A., Agropecuaria La Victoria S.A., Seed Capital Educación S.A., Dav Satelital S.A., Caroline Establecimientos Agropecuarios S.A., Seed Capital Comunicaciones S.A., Ineba S.A., Izzalini Trade S.A. and Asociación ORT Argentina.  He is Vice Chairman of Doble “G” del Litoral S.A.  He is an alternate director of Haras El Roblecito S.A. and Explotaciones Agropecuarias El Roble S.A.  Dr. Feldberg is a public accountant and is not included in the requirements of RT No. 15 with respect to accountant non-independence, nor is he comprised in the cases enumerated in the third paragraph of Article 4 of Chapter XXI of the Normas de la Comisión Nacional de Valores.  He was born on February 20, 1951.

As of the date of this Annual Report, the members and alternate members of the Supervisory Committee (as appointed by the annual shareholders meeting held on April 30, 2008) are as follows:

Name	Position and Date of Designation*	Profession
Diego Martín Garrido	Member of the Supervisory Committee— April 30, 2008	Lawyer
Diego Serrano Redonnet	Member of the Supervisory Committee— April 30, 2008	Lawyer
Gerardo Prieto	Member of the Supervisory Committee— April 30, 2008	Accountant
Guillermo Eduardo Quiñoa	Alternate Member of the Supervisory Committee— April 30, 2008	Lawyer
Guillermo Feldberg	Alternate Member of the Supervisory Committee— April 27, 2007	Accountant

* Term of position expires or may be extended at the next annual shareholders’ meeting.

Guillermo Eduardo Quiñoa is a lawyer. He is a director of Pilar del Este S.A. and Inversiones Los Alpes S.A. He is also a member of the Supervisory Committee of AGCO Argentina S.A., CMPC Inversiones de Argentina S.A., CMR Falabella S.A., Forestal Bosques Del Plata S.A. and La Papelera Del Plata S.A., and an alternate member of the Supervisory Committee of Telecom Argentina, Telecom Personal and Sofora. He was born on October 28, 1966.

Board Practices

The Supervisory Committee is responsible for overseeing our compliance with our bylaws and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the annual ordinary general meeting a report on the accuracy of the financial information presented to the shareholders by the Board of Directors. See “—Supervisory Committee” for further information regarding the Supervisory Committee.

On May 22, 2001 the Argentine Government issued Decree No. 677/01, entitled “Regulation of Transparency of the Public Offering,” or the “Transparency Decree.” The intention of this decree was to move towards the creation of an adequate legal framework that may strengthen the level of protection of investors in the market.  The term “investor” has a broad meaning including shareholders, institutional investors like pension funds and intermediaries. Other objectives of the Transparency Decree were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient reallocation from savings to investments and good practices in the administration of corporations.

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

A director will not be liable if, notwithstanding his presence at a meeting at which a resolution was adopted or his knowledge of the resolution, a written record exists of his opposition thereto and he reports his opposition to the Supervisory Committee before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the shareholders’ meeting, the competent governmental agency or the courts. Any liability of a director vis-à-vis Nortel terminates upon approval of the directors’ performance by the shareholders’ meeting, provided that shareholders representing at least 5% of our capital stock do not object and provided further that this liability does not result from a violation of the law or the bylaws or regulations.

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

Pursuant to General Resolution No. 400/02 of the CNV, published in the Official Bulletin on April 5, 2002, the provisions of the Transparency Decree relating to the Audit Committee became applicable for the financial years beginning on or after January 1, 2004.  The Audit Committee was required to be appointed on May 28, 2004 at the latest.  However, prior to May 28, 2003, the companies subject to these provisions of the Transparency Decree were required to take certain steps towards the appointment of this committee. In this regard, the Company has undertaken the following steps, which were approved by the Board of Directors in April 2003: (a) defined the organization of the Audit Committee and the minimum eligibility requirements for its members; (b) planned the main tasks of the Audit Committee, (c) identified the operating resources for the Audit Committee; (d) established a basic training program for the members of the Audit Committee and (e) filed the  “Normativa de Implementación del Comité de Auditoría” (a set of guidelines for the Audit Committee) with the CNV.  The CNV had no comments on these guidelines.

The current Audit Committee was elected by the Board of Directors of the Company on April 30, 2008 and is composed of three members as from that date and until the next annual ordinary shareholders meeting. The members appointed were: Enrique Llerena; Claudio Néstor Medone  (both independent directors under CNV and SEC regulations) and Ricardo Alberto Ferreiro (an independent director under SEC regulations); all of which have the experience required by Section 13; Chapter II of the CNV rules.  Mr. Ferreiro was appointed as the Committee’s financial expert.

There is no family relationship between any Director, Alternate Director, member of the Supervisory Committee or executive officer and any other Director, Alternate Director, member of the Supervisory Committee or executive officer.

The CNV has ruled on October 11, 2007 that management of publicly listed companies must disclose in their Argentine annual report whether they follow, and the manner in which they follow, the recommendations from the Código de Gobierno Societario (or Corporate Governance Code) approved by the CNV or, in the alternative, explain why they do not adopt, partially or totally, such recommendations and whether they consider adopting such recommendations in the future. Nortel will have to add this information to its Argentine annual report for fiscal year 2008.

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

Compensation

The aggregate remuneration paid or accrued by Nortel during the twelve months ended December 31, 2007 to the members and alternate members of the Board of Directors, the members of the Supervisory Committee, and the officer of Nortel, as a group, was approximately P$0.82 million.

Employees

As of December 31, 2007, Nortel had 3 employees. For information regarding Telecom’s employees, see “Item 6—Directors, Senior Management, and Employees—Employers and Labor Relations” in the Telecom Form 20-F included as an exhibit hereto.

Share Ownership

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The ownership of Nortel’s common stock as of June 27, 2007 was as follows:

Shareholder	Percentage
Sofora Telecomunicaciones S.A.	100%

Sofora

Sofora is an Argentine holding company which owns 100% of the common stock of Nortel, which represents 67.79% of the total capital stock of Nortel.

According to Sofora’s stock ledger, the ownership of Sofora’s stock as of the date of this Annual Report is as follows:

Shareholders	Percentage
Telecom Italia Group(1)	50.00
Werthein Group(2)	48.00
France Telecom Group(3)	2.00
Total	100.00

(1)          Includes 17.5% of Sofora’s stock owned through Telecom-Italia International N.V. and 32.5% of Sofora’s stock owned through Telecom Italia. The Telecom Italia Group also acquired for an aggregate purchase price of US$60 million two call options on W de Argentina–Inversiones’ entire interest in Sofora, one for the purchase of 48% of Sofora’s share capital which can be exercised within 15 business days after December 31, 2008, and an additional call option of 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013.

(2)          W de Argentina–Inversiones has an option (exercisable from January 31, 2008 through December 31, 2013) to acquire the France Telecom Group’s remaining Sofora shares, which represent a 2% interest in Sofora. Nortel has been informed by W de Argentina–Inversiones that this 2% option was exercised on February 1, 2008. For more information regarding this option and the notifications made by Sofora to Nortel about its exercise, see the description below within this section.

(3)          Includes 1.3% of Sofora’s common stock owned by FCR and 0.7% of Sofora’s common stock owned by Atlas Services Belgium S.A. See (2) above.

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

Further, pursuant to the List of Conditions as amended, each of Telecom Italia Group and W de Argentina–Inversiones shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the regulatory authority. The List of Conditions does not specifically provide a penalty if this restriction is violated.

Pursuant to a resolution adopted at Nortel’s Extraordinary Shareholders’ Meeting held on December 16, 1999, Nortel’s ordinary capital structure was modified to eliminate its Class C and D ordinary shares. As of the date of the filing of this Annual Report, Nortel has a single class of ordinary shares.

The information contained under “Item 7–Major Shareholders and Related Party Transactions” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated herein by reference in partial answer to this Item 7. See Exhibit 15(b).

On September 9, 2003, Nortel was informed that FCR had entered into an agreement with the Argentine Werthein Group, under which FCR and its affiliate Atlas Services Belgium S.A., both members of the France Telecom Group (we refer to FCR and Atlas Services Belgium S.A. collectively as the “France Telecom Group”) agreed, subject to regulatory approvals, to sell substantially all of its shares in the newly incorporated controlling company of Nortel to W de Argentina—Inversiones.  In connection with the agreement, the France Telecom Group and the Telecom Italia Group transferred their respective shareholdings in Nortel to Sofora.

On December 10, 2003, the SC approved the transaction and authorized the Telecom Italia Group to continue as exclusive Operator of Telecom Argentina.  On December 15, 2003, the Argentine Antitrust Commission approved the France Telecom Group’s transfer of shares.  Once the authorizations were granted, on December 19, 2003 the France Telecom Group sold a 48% interest in the total share capital of Sofora to W de Argentina–Inversiones, for a total of US$125 million, along with an option (exercisable from January 31, 2008 through December 31, 2013), for the remaining 2% of the France Telecom Group’s shares, which represent a 2% interest in Sofora.  Additionally, we have been informed that the Telecom Italia Group has also acquired for an aggregate purchase price of US$60 million two call options on W de Argentina–Inversiones’ entire interest in Sofora, one for the purchase of 48% of Sofora’s share capital, which can be exercised within 15 business days after December 31, 2008, and an additional call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013.

At the time these call options were granted, the Argentine Antitrust Commission resolved and notified Telecom Italia International N.V. and W de Argentina–Inversiones that “in the event the options granted under the Call Option Agreement executed on September 9, 2003, were to be exercised, such exercise will need to be notified in accordance with Sections 6 and 8 of Law No. 25,156.”

We have been informed that in connection with these transactions, a shareholders’ agreement between Telecom Italia Group and W de Argentina–Inversiones for the joint management of Sofora, Nortel, Telecom Argentina and its affiliates was executed. Telecom Italia is the operator of Telecom Argentina.

W de Argentina–Inversiones

W de Argentina–Inversiones, a company of the Werthein Group, is a company owned by Dario Werthein, Adrián Werthein, Daniel Werthein and Gerardo Werthein. The Werthein Group’s main lines of business include farming operations, insurance and financial activities and real estate activities.

•                  Farming Operations. Gregorio, Numo y Noel Werthein S.A. (“GNNW”) is the name of the company that handles the businesses of the Werthein Group related to food products.  The company owns more than 216,000 acres in the primary farming areas of Argentina, harvesting more than 44,000 tons of different crops and with more than 46,500 heads of cattle dedicated to meat production.  It is also involved in the manufacturing of processed fruits as well as teas and infusions.  Most of its products are aimed to the international markets with important exports to the United States and Europe.

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

•                  Financial Activities: The Werthein Group controls Holding W-S de Inversiones S.A., which has a minority interest in Standard Bank Argentina S.A. (an argentine commercial bank), Standard Investments S.A. (a mutual fund management company) and Inversora Diagonal S.A. (which provides cash and collection management services).

•                  Real Estate Activities. The Werthein Group conducts real estate, construction, consulting, public works and other real-estate related activities through its interests in other companies.

Nortel has been informed by W de Argentina–Inversiones that it exercised its 2% option on February 1, 2008. Additionally, Sofora has notified Nortel that: (i) on February 12, 2008, Sofora received from France Câbles et Radio and from Atlas Services Belgium a letter notifying Sofora of such companies’ transfer of the 2% interest in Sofora, and requesting that such transfer be registered in favor of W de Argentina—Inversiones; (ii) Sofora replied to the letter sent by France Câbles et Radio and Atlas Services Belgium by requesting a copy of the prior authorization from the SC to said transfer of shares, arguing that a prior authorization of the SC was necessary in accordance to rules and regulations in effect; to this date, Sofora has not received any answer, and neither the buyers nor the sellers have submitted any proof of such authorization; (iii) with the goal of protecting the interests of Sofora, its controlled companies and their respective shareholders, a petition was submitted to the SC requesting it to determine if, in accordance to rules and regulations in effect, the parties participating in said transaction had to request the prior authorization of the relevant authorities; (iv) this request to the SC was submitted as well to enable Sofora to determine what to do with respect to the registration of the transfer requested by the interested parties; (v) as soon as the SC decides upon this matter, Sofora will take the steps necessary to comply with such decision. Likewise, W de Argentina–Inversiones has submitted a note to Sofora stating that it is its position that prior authorization by the SC was not necessary and requesting Sofora to immediately register the interest transfer. Additionally W de Argentina—Inversiones has informed Sofora that they have brought legal actions accordingly.

Telecom Italia Group

A description of the Telecom Italia Group is provided under “Item 4—Information on the Company—Description of the Operator.”

In April 2007, Pirelli & C. S.p.A., Sintonia S.p.A. and Sintonia S.A. issued a joint statement regarding their agreement to transfer their respective shareholdings in Olimpia S.p.A. (which, as of that date, held 18% of Telecom Italia’s capital stock), to a joint company named Telco S.p.A. made up of Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. and Telefónica de España, which currently own approximately 24.5% of Telecom Italia’s voting shares (the “Transaction”).

Because Telefónica, an Argentinian subsidiary of Telefónica de España, is the main competitor of Telecom Argentina, before the Transaction closed Telecom Argentina’s directors and members of the Supervisory Committee analyzed the possible implications that the Transaction could have for Telecom Argentina, especially under the Antitrust Act (Ley de Defensa de la Competencia), resulting in the existence of divided opinions within the Board of Directors based on reports prepared by experts.

Telecom Argentina’s Board of Directors resolved that, since the Transaction involved the acquisition of an indirect minority shareholding which did not imply a direct modification of control over Telecom Argentina, the Transaction did not fall within the scope of Section 8 of the Antitrust Act and thus did not have to be notified to the Argentine Antitrust Commission; additionally, even if this acquisition of a minority shareholding were deemed to imply a modification of control (at least from a conceptual perspective), the fact that Telefónica de España committed not to intervene in any way whatsoever in the management of Telecom Argentina, ensures that these two companies will be managed independently, and therefore there is no contravention of Section 7 of the Antitrust Act.

The resolution adopted by Telecom’s Board was communicated to the regulatory authorities and subsequent notes were also submitted to the regulatory authorities both by Telecom Argentina and by directors and alternate directors of Telecom Argentina, expressing their personal conclusions regarding the Transaction. These notes are available at the CNV website (www.cnv.gov.ar).

The Argentine Antitrust Commission opened an administrative proceeding recorded as “Telefónica de España, Olimpia y Otros s/Diligencia Preliminar (DP No. 29),” with the purpose of determining whether the Transaction “could have an adverse effect on competition in Argentina’s telecommunications market in light of the existing regulatory framework,” and the Chairman and Vice Chairman of the Board of Directors of Telecom Argentina were called upon to testify. In connection with this administrative proceeding, on October 16, 2007, the Argentine Antitrust Commission issued Resolution No. 78/07, approving the implementation by the Argentine Antitrust Commission of a “mechanism of verification, control and monitoring” over Telecom Argentina for a period of two months, and appointing two Supervisors-Observers, one of them acting on behalf of the Argentine Antitrust Commission and the other on behalf of the CNC, who were requested to “act on behalf of public interests in the market, competition and users and consumers.” This two-month period was later extended two more months (until February 19, 2008). In performing their duties, the Supervisors-Observers requested information and documentation from Telecom Argentina, attended meetings of the decision-making boards (the Board of Directors and the Management Council), and interviewed on several occasions the members of the Board of Directors of Telecom Argentina, members of the Supervisory Committee of Telecom Argentina and members of the management of Telecom Argentina. They have at all times received assistance from Telecom Argentina. As of the date of this Annual Report, neither the Company nor Telecom Argentina have any formal knowledge of the content of any report prepared or filed by these Supervisors-Observers as requested by Resolution No. 78/07.

On October 25, 2007, Telefónica de España made the following public statement: “Telefónica, S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A, Mediobanca S.p.A and Sintonia S.A. (Benetton) have bought today, October 25, 2007, Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which holds approximately 23.6% of Telecom Italia’s voting shares.” As a consequence of additional share acquisitions in March 2008, Telco S.p.A. currently owns approximately 24.5% of Telecom Italia S.p.A.’s voting shares.

On November 8, 2007, Telecom Argentina’s Board of Directors adopted the following resolutions:

•                  A note was submitted to the Argentine Antitrust Commission (in Administrative File DP No. 29), declaring that Telecom Argentina had not taken part in the Transaction whatsoever. Additionally, and specifically since 46% of Telecom Argentina’s capital stock is listed on the BCBA and the NYSE, a request was submitted to the Argentine Antitrust Commission that any measure taken by the regulatory authorities with respect to the Transaction should not affect Telecom Argentina, as it was not a party to it. A copy of this note was submitted to the SC and the CNC.

•                  Notes were submitted to the SC and the CNC to the same effect. Copies of these notes were submitted to the Argentine Antitrust Commission.

•                  Telefónica de España and its Argentinian subsidiary Telefónica were notified to the effect that, if as a result of the Transaction, Telecom Argentina were to suffer any damage or loss of any nature, Telecom Argentina reserves the right to bring any and all legal actions that are deemed appropriate to obtain full and complete compensation for its losses.

On November 9, 2007, Nortel’s Board adhered to and supported the above mentioned decisions adopted by Telecom Argentina.

In response to these resolutions, Telefónica de España has insisted that “to the extent it has no participation whatsoever in Telecom Argentina S.A.’s management, it could hardly cause Telecom Argentina S.A. any damage, either directly or indirectly,” as it had previously declared before the relevant authorities.

As of the date of this Annual Report, we cannot predict if any measures will be taken by the Argentine Antitrust Commission, Regulatory Bodies or relevant authorities, and whether, if taken, they could affect Telecom Argentina’s operations.

On February 11, 2008, Telecom Argentina, Telecom Personal, Nortel and Sofora were notified that, in the course of a legal proceeding initiated by W de Argentina-Inversiones and Messrs. Adrián, Gerardo, Daniel and Darío Werthein, Commercial Court N° 16 – Secretariat No. 32 had rejected all provisional remedies requested by the claimants, and instead had appointed an Observer with monitoring authority over Telecom Argentina, Telecom Personal, Nortel and Sofora for a period of two months (until April 11, 2008). The Observer was in charge of reporting relevant information to the Court so that it can evaluate whether, as a result of Telefónica de España’s participation in Telco, there is a real risk of possible conflicts of interest in the decision-making of these companies. Nortel and other companies involved have appealed the adoption of this provisional remedy.

The Observer requested additional time to finish his work and prepare his report, and accordingly this two-month period was extended until 10 days after the General Shareholders Meetings of Telecom Argentina and Nortel. Telecom Argentina, Telecom Personal, Nortel and Sofora have also appealed such extension.

Within the scope of this proceeding, a private pre-trial conference was held on March 5, 2008, in which the Company and other companies of the group, and directors and alternate directors of Nortel were requested to participate.

On May 14, 2008, the Observer delivered his final report to the Court.  As per instructions adopted by the Court on the same date, the report was served to the parties. On June 3, 2008, Telecom Argentina filed its comments on the report. As of the date of this Annual Report a decision of the Court is still pending.

Ownership of Nortel’s Common Stock

The following table sets forth, as of June 25, 2008 (except as described below), and based upon information available to the Company, each owner of 5% of any class of the Company’s equity securities and the total amount of each class of the Company’s equity securities owned by the Company’s directors and officers, as a group.

	Number of Shares Owned	Percent of Class
Series A Preferred Shares (1)(2):
Banco Santander Rio, Buenos Aires	671,682	63.22%
Fimex International Limited	346,413	32.61%
Series B Preferred Shares (1)(2)(3):
Fintech Advisory Inc.	172,760	11.75%
JPMorgan Chase & Co.	178,182	12.12%
Galisteo Investments C.V.	145,000	9.86%
Ordinary Shares:
Sofora Telecomunicaciones S.A	5,330,400	100%

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

As of June 25, 2008, there were approximately 29,409,100 Series B ADSs (representing 1,470,455 Series B Preferred shares, or 100% of all Series B Preferred shares outstanding) held in the United States. Since certain of these Series B ADSs are held by nominees, the number of beneficial owners may be greater or less than such estimate.

Shareholders’ Agreements

In December 2003, we were informed that a shareholders’ agreement came into effect between W de Argentina—Inversiones and Telecom Italia and Telecom Italia International, N.V., members of the Telecom Italia Group in order to regulate their relationship as shareholders of Sofora with respect to Nortel and Telecom.

In relation to Sofora, we were informed that W de Argentina–Inversiones will have the right to appoint three of the six directors of Sofora’s Board, while the Telecom Italia Group will appoint the remaining three directors.  Decisions will be made by a majority of the members present at each meeting of Sofora’s Board.

With respect to Nortel, we were informed that both W de Argentina–Inversiones and the Telecom Italia Group will have the right to appoint two directors each out of the six directors on Nortel’s Board.  W de Argentina–Inversiones and the Telecom Italia Group will jointly appoint a fifth independent director.  The sixth director is appointed by the holders of preferred shares Classes “A” as long as they are entitled to do so.  Resolutions of Nortel’s Board of Directors will be passed by majority vote from the members present at each meeting of Nortel’s Board.

We have been informed that the shareholders agreement regarding the Board of Directors of Telecom Argentina and its subsidiaries provides that Telecom Italia Group shall nominate three directors, and W de Argentina–Inversiones shall nominate two directors, and their respective alternate directors.

In addition, we were informed that this shareholders agreement contemplates that meetings will occur between the Telecom Italia Group and W de Argentina–Inversiones in advance of shareholders’ meetings and Board meetings at which matters (1) will be submitted for a vote at a meeting of shareholders or (2) relate to the holders of Nortel’s Preferred Shares.  The purpose of these prior meetings will be to define the manner in which the respective representatives of the Telecom Italia Group and W de Argentina–Inversiones will vote at these meetings.  Two representatives of the Telecom Italia Group and one representative of W de Argentina–Inversiones will attend these prior meetings, at which decisions will be made by majority vote of those members present, except for certain matters for which W de Argentina–Inversiones will have the right to veto. These matters include:

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

Finally, with respect to Telecom’s financial budget, we were informed that the shareholders agreement anticipates the formation of an advisory committee comprised of two representatives of the Telecom Italia Group and two representatives of W de Argentina–Inversiones.

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

Transactions with related parties of Sofora (including Telecom Italia and W de Argentina—Inversiones and/or their respective affiliates) resulted in expenses or purchases for us of approximately P$192 million for the year ended December 31, 2007. Of that amount, P$179 million was incurred with Telecom Italia and its affiliates for telecommunications services received by Telecom, international capacity hiring, purchases of equipment and materials and other services provided to Telecom, and P$13 million incurred with W de Argentina—Inversiones’ affiliates for insurance costs. See Note 7 to our Consolidated Financial Statements for more detail.

Among the above mentioned expenses incurred through transactions with related parties of Sofora were payments of P$4 million in fiscal year 2007 made to Etec S.A. for international outbound calls. Etec S.A., the monopoly provider of fixed line and wireless telecommunications services in Cuba, is an affiliate of the Telecom Italia Group. The Telecom Italia Group holds, through Telecom Italia International, N.V., a 27% interest in Etec S.A. The other shareholders in the company include the Cuban government which controls 51% of the company and four other Cuban shareholders. In addition to its shareholding in Etec S.A., Telecom Italia International is a party to a shareholders’ agreement pursuant to which it has the right to designate certain senior executive officers and a majority of the board of directors of Etec S.A. on alternate years, and has also agreed to provide certain technical assistance to Etec S.A. We do not believe that our affiliation with Etec S.A. is material to our results of operations or financial condition.

Transactions with related parties of Sofora resulted in income to us of approximately P$36 million for the year ended December 31, 2007, corresponding to payments from Telecom Italia and its affiliates of P$30 million and from W de Argentina–Inversiones of P$6 million for telecommunications services provided by Telecom. See Note 7 to our Consolidated Financial Statements for more detail.

Telecom Argentina and Telecom Italia maintained a business management agreement through October 10, 2004 pursuant to which Telecom Italia provided professional services through highly qualified personnel. Both parties agreed to modify the economic terms of this agreement beginning in July 2003 to bring them in line with then-current market prices. When such economic terms were agreed upon, they were submitted for evaluation by two independent firms that found them to be “reasonable” and “in accordance with market practice in all material respects.”

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

This agreement was submitted for prior approval pursuant to the process established by Decree No. 677/01 for relevant contracts with related parties. As a consequence, the agreement was submitted for consideration by the Audit Committee, which unanimously determined that the terms of the agreement “could reasonably be considered to be in accordance with normal and habitual market practice.” Subsequently, the agreement was approved by the Board of Directors and notice was provided to the CNV and the markets. Under this agreement, Telecom Argentina incurred and paid to Telecom Italia P$4 million for the year ended December 31, 2007.

The following technical services agreements have been entered into by Telecom Argentina and Telecom Personal with Telecom Italia.

In 2005, Telecom Argentina entered into a technical services agreement that was submitted for evaluation by an independent firm that found it to be “reasonable” and “in accordance with market practice in all material respects.” Since Telecom Italia is a related party of Telecom Argentina, the 2005 agreement and an agreement containing similar terms entered into in 2006, were approved pursuant to the prior approval process described above. Both agreements were timely approved by Telecom Argentina’s Board of Directors. In 2007, Telecom Argentina and Telecom Italia entered into a new technical services agreement containing terms similar to those of the previous agreements, which was also approved pursuant to the prior approval process described above. Under these agreements, Telecom Argentina incurred P$12 million for the year ended December 31, 2007, P$9 million for the year ended December 31, 2006 and P$7 million for the year ended December 31, 2005.

In 2005, Telecom Personal entered into a technical services agreement with Telecom Italia Mobile S.p.A. (currently merged with Telecom Italia) and, in 2006 and 2007, into technical services agreements with Telecom Italia. As called for in the covenants assumed by Telecom Personal as part of its debt restructuring process and by the terms of its debt agreements, as the case may be, both the 2005 and 2006 technical services agreements, which amounts exceeded 1% of Telecom Personal’s shareholders’ equity, were submitted for evaluation by an independent firm which concluded that these agreements were “reasonable” and “in accordance with market practice in all material respects” and were subsequently approved by Telecom Personal’s Board of Directors. Since the amount of the technical services agreement entered into in 2007 did not exceed 1% of Telecom Personal’s shareholders’ equity, it only required the approval of the Board of Directors. Under these agreements, Telecom Personal incurred costs of P$10 million for the year ended December 31, 2007, P$3 million for the year ended December 31, 2006 and P$5 million for the year ended December 31, 2005.

Related party transactions among Telecom Argentina and its subsidiaries (Telecom Personal, Publicom – until April 2007, Núcleo and Telecom Argentina USA) resulted in income for Telecom Argentina of approximately:

•                  P$515 million for the year ended December 31, 2007, resulting from income of (i) P$484 million from Telecom Personal for charges for network connectivity, traffic interchange costs, costs for billing and collecting services, and other charges for administrative services exchanged between the related parties, (ii) P$28 million from Telecom Argentina USA for lease of circuits, (iii) P$1 million from Núcleo for traffic interchange costs, and (iv) P$2 million from Publicom for costs for billing and collecting services and other charges for administrative services exchanged between the related parties. Publicom was a related party until April 2007. See “Item 5—Operating and Financial Review and Prospects—Management Overview—Sale of Publicom.”

Related party transactions among Telecom Argentina and its subsidiaries (Telecom Personal and Telecom Argentina USA) resulted in expenses for Telecom Argentina of approximately:

•                  P$34 million for the year ended December 31, 2007, resulting from expenses of (i) P$13 million to Telecom Personal for wireless traffic charge, and (ii) P$21 million to Telecom Argentina USA for lease of circuits.

As of December 31, 2007, we had no loans outstanding to executive officers of Nortel and Telecom had no loans outstanding to executive officers of Telecom Argentina.

Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18 for the Company’s Financial Statements. For a description of events that have occurred since the date of the Company’s Financial Statements see “Item 4—Information on the Company—Recent Developments.”

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

Amounts payable to the holders of Series A Preferred Shares are determined pursuant to the Terms of Issuance of the Series A Preferred Shares. The Series A Preferred Shares pay a dividend of 6% per annum on the nominal amount outstanding (P$317 million plus CER as of the date hereof), referred to as the “base dividend,” which is required to be paid prior to the end of May of each year. In addition, beginning with the Nortel fiscal year commencing January 1, 1994 and for each fiscal year thereafter for which net and realized profits are legally available for distribution after providing for payment of the base dividend, holders of Series A Preferred Shares will receive an additional dividend calculated based on percentage of the Distributable Return on Equity of Telecom, if the DROE is higher than 10%. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and Series B Preferred Shares—Nortel’s Capital Stock—Dividends” and Note 9 to our consolidated financial statements included in Item 18 of this Annual Report.

In addition, beginning in 1998 and continuing through 2007, Nortel was required to make redemption payments on its Series A Preferred Shares of P$55 million per year plus CER and dividend payments. If Nortel does not have sufficient cash to make the required redemption and dividend payments, the redemption payments and dividend payments will continue to accrue and be due and payable when Nortel obtains the required cash.  Such redemption payments reduce the amount which would otherwise be available to make dividend payments on Series B Preferred Shares and Nortel common stock. Nortel has not made any redemption payments on the Series A Preferred Shares since 2001 due to the lack of liquid and realized profits and/or distributable reserves, therefore all scheduled redemption payments after that date remain due and payable. As of December 31, 2007, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was approximately P$923.3 million including the effects of CER.

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

Telecom Argentina’s shareholders, at their meeting of April 27, 2006, approved the absorption of part of the accumulated deficit with Telecom Argentina’s legal reserve and part with its inflation adjustment of capital account. Following this action, Telecom’s accumulated deficit amounted to P$1,836 million and its legal reserve was fully depleted.  As a result, pursuant to the Argentine Companies Law, Telecom Argentina was not permitted to distribute any dividends for the year ended December 31, 2005.  Similarly, Telecom Argentina’s shareholders, at their meeting of April 27, 2007, approved the transfer of the accumulated deficit at December 31, 2006, in its entirety, to the next fiscal year.  Following this action, Telecom’s accumulated deficit amounted to P$1,592 million and no dividends were permitted for fiscal year 2006.  Additionally, Telecom Argentina’s shareholders, at their meeting of April 29, 2008, approved the transfer of the accumulated deficit at December 31, 2007, in its entirety, to the next fiscal year.  Following this action, Telecom’s accumulated deficit amounted to P$708 million and no dividends were permitted for fiscal year 2007. Until it absorbs the remaining accumulated deficit and fully reconstitutes its legal reserve to an amount of P$277 million, Telecom Argentina will be similarly prohibited from making any distributions.  Due to these restrictions, and the terms of its notes, Telecom Argentina does not expect to pay dividends in 2008.  Consequently, Nortel has not paid any dividends since May 2001.

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

As of June 27, 2008, the number of shares authorized and outstanding was as follows:

Series A Preferred Shares	1,062,450
Series B Preferred Shares	1,470,455
Ordinary Shares	5,330,400

On June 24, 1997 Nortel established an American Depositary Receipt Facility pursuant to which 6,000,000 Series B ADSs, each representing 1/20th of a Series B Preferred Share of Nortel, were sold in an SEC-registered secondary public offering and listed on the New York Stock Exchange under the symbol “NTL.” The table below sets forth, for the periods indicated, the reported high and low sales price of the Series B ADSs on the New York Stock Exchange:

	Per Series B ADS
	High	Low
	(dollars)
Annual
2003	6.93	1.30
2004	7.85	4.50
2005	12.20	6.50
2006	14.21	6.87
2007	28.05	12.52
Quarterly
2005
First Quarter	12.20	6.50
Second Quarter	10.10	7.94
Third Quarter	10.50	9.45
Fourth Quarter	10.43	8.59
2006
First Quarter	10.00	8.85
Second Quarter	9.70	6.87
Third Quarter	8.93	7.61
Fourth Quarter	14.21	8.84
2007
First Quarter	15.80	12.52
Second Quarter	28.05	14.50
Third Quarter	25.79	17.30
Fourth Quarter	24.19	20.09
Monthly
2007
December	23.12	20.30
2008
January	20.85	17.80
February	20.03	17.81
March	19.88	16.10
April	18.63	16.15
May	18.00	16.00
June (through June 25)	19.50	13.33

On June 25, 2008, the reported last sale price of the Series B ADSs on the New York Stock Exchange was US$13.90.

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

ITEM 10. ADDITIONAL INFORMATION

BYLAWS AND TERMS AND CONDITIONS OF ISSUANCE OF
SERIES A AND B PREFERRED SHARES

Register

The Company’s bylaws were originally registered in the Inspección General de Justicia (General Board of Corporations) on October 31, 1990 under number 8025, book 108, volume “A” of Corporations. The Company amended its bylaws on February 18, 2004 and registered such amendment with the General Board of Corporations on April 28, 2004 under number 5.169, book 24, of Corporations.

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

Voting Rights

The holders of Series B Preferred Shares, or their proxies, shall be entitled to attend the Shareholder Meetings of Nortel but their attendance shall not be required to form a quorum and they shall have no voting rights, except: (i) if, after Nortel’s third full fiscal year in existence, dividends could be but have not been fully paid on the Series B Preferred Shares; (ii) if Nortel fails to comply with any of the covenants described below, including the covenant to ensure Telecom Argentina maintains a ratio, on a pro forma basis, of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) of not more than 1.75 to 1; or (iii) upon the occurrence of the events specified in Article 217 or Article 244, fourth paragraph, of the Corporations Law, including the voluntary delisting of securities, certain events of dissolution, change in corporate purpose or duration, transfer of corporate domicile outside of Argentina, repurchase of securities or merger in which Nortel is not the surviving corporation. In the event that the voting rights associated with the Series B Preferred Shares are triggered, each Series B Preferred shareholder will be entitled to exercise one vote per share and will vote together with the holders of Series A Preferred Shares (to the extent the Series A Preferred Shares are entitled to vote) and the common stock as one class, except as to matters related to the election of directors where, as set forth in Article 15 of Nortel’s bylaws, all the preferred shares of Nortel shall vote as a separate class and shall be entitled to elect one Acting and one Alternate director. The voting rights of the holders of Series B Preferred Shares will cease upon the full distribution by Nortel of all previously declared, accrued and unpaid dividends, plus any applicable interest thereon. Furthermore, in those cases where the granting of voting rights to the holders of Series B Preferred Shares would result in a violation of any commitment of Nortel under the Transfer Contract, or any other law or regulation applicable to the holding of a controlling interest by Nortel in Telecom, such voting rights may not be exercised until authorization has been obtained from the appropriate authority. As a result of Nortel’s violation in previous years of the covenant contained in the Series B and Series A Preferred Shares, which requires the ratio of Telecom Argentina’s total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) to be less than 1.75, the Series B Preferred Shares acquired voting rights.  As from December 31, 2006 such ratio no longer exceeded 1.75:1 and as a result Class B Preferred Shareholders have not had and will not have director voting rights in fiscal years 2007 and 2008, respectively.

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

The Series A Preferred Shares have limited voting rights that in general are similar to the Series B Preferred Shares. The voting rights of the Series A Preferred Shares are also triggered if Nortel fails to make the required dividend payments on the Series A Preferred Shares. As a result of Nortel’s failure to make the required dividend payments on the Series A Preferred Shares for the years ended December 31, 2007, 2006, 2005, 2004, 2003, 2002 and 2001 the Series A Preferred shareholders acquired voting rights to appoint a member of Nortel’s Board of Directors.  Accordingly, at Nortel’s annual shareholders’ meeting held on April 30, 2008, the Series A Preferred shareholders have appointed Javier Errecondo (and his alternate director, Saturnino Jorge Funes) to Nortel’s board of directors.

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

At the annual shareholders’ meetings for the fiscal years ended December 31, 2007, 2006, 2005, 2004, 2003 and 2002, held on April 29, 2008, April 27, 2007, April 27, 2006, April 27, 2005, April 29, 2004, April 30, 2003 and April 24, 2002, respectively, Telecom’s shareholders announced that due to Telecom’s financial condition, results of operations and debt service obligations, no dividend payments would be made for the 2007, 2006, 2005, 2004, 2003, or 2002 fiscal years, respectively. Consequently, at Nortel’s annual shareholders’ meeting for the fiscal years ended December 31, 2007, 2006, 2005, 2004, 2003 and 2002 held on April 30, 2008, April 27, 2007, April 27, 2006, April 27, 2005, April 29, 2004 and April 30, 2003, respectively, Nortel’s shareholders’ announced that no dividends would be paid for the fiscal years ended December 31, 2007, 2006, 2005, 2004, 2003 or 2002 respectively.

Amounts payable to the holders of Series A Preferred Shares are determined pursuant to the terms of issuance of the Series A Preferred Shares. According to the terms of issuance for each fiscal year for which liquid and realized profits are legally available for distribution, the Series A Preferred Shares are required to pay a base dividend on the nominal amount outstanding (P$317 million plus CER) prior to the end of May of each year. In addition, for each fiscal year for which liquid and realized profits are legally available for distribution after providing for payment of the base dividend, holders of Series A Preferred Shares will receive an additional dividend calculated based on a percentage of Telecom’s DROE, if the “DROE” is higher than 10%. DROE is defined pursuant to Argentine GAAP as (i) Telecom’s net distributable income of the fiscal year prior to the declaration of the dividend, divided by (ii) Telecom’s net worth for that fiscal year minus its earnings for that fiscal year. Net worth is defined as the reported value of all capital stock plus (less) accumulated earnings (deficit), plus adjustments for inflation and legal reserves, excluding any surplus resulting from future technical revaluations of assets and goodwill. If the DROE is greater than 10% but less than 30%, this percentage is calculated by the following formula: DROE - 10% x 25%. If the DROE is 30% or higher, however, this percentage is calculated by the following formula: (DROE - 30%) x 10% + 5%.  The base dividends of the Series A Preferred Shares are cumulative.  The DROE dividends of the Series A Preferred Shares are not cumulative.

The Series A Preferred Shares are scheduled to be redeemed in ten equal and consecutive annual installments from February 1998 to February 2007. The redemption payments on the Series A Preferred Shares reduce the amount which would otherwise be available to make dividend payments on Series B Preferred Shares and Nortel common stock.

In respect of any fiscal year, holders of Series B Preferred Shares are entitled to a dividend in an amount equal to 48.96% of the earnings of Nortel legally available for distribution remaining after providing for any dividend and redemption payments (whether scheduled or mandatory) in respect of Series A Preferred Shares. The failure to pay dividends in 2001, 2002, 2003, 2004, 2005, 2006 and 2007 did not trigger any voting rights with respect to the

Series B Preferred Shares because there were no earnings of Nortel legally available for distribution. However, Nortel’s failure to cause Telecom Argentina to comply with the financial ratio covenant in the Series B Preferred Shares and Series A Preferred Shares did trigger the Series A and B Preferred Shares’ voting rights to appoint a member of Nortel’s Board of Directors. See “Voting Rights” above.

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

Notice of the shareholders’ meeting must be published in the Official Bulletin of the Republic of Argentina and in a widely circulated newspaper in Argentina at least twenty days prior to the meeting. In order to attend a meeting, shareholders must submit proper evidence of their ownership of shares via book-entry account held at the Caja de Valores S.A.  If so entitled to attend the meeting, a shareholder may be represented by proxy.

The quorum for ordinary meetings consists of a majority of the stock entitled to vote and resolutions may be adopted by the affirmative vote of a majority of the shareholders present that have issued a valid vote, without counting voluntary abstentions.  If no quorum is present at the meeting, a second meeting may be called at which shareholders present, whatever their number, shall constitute a quorum and resolutions may be adopted by a majority of the shareholders present.  The quorum for extraordinary meetings is 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, the quorum requirement for the second meeting will be 30% of the stock entitled to vote. In both cases, decisions are adopted by an affirmative vote of a majority of the shareholders present, except for certain fundamental matters such as:

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

Capital Increase and Reductions

Nortel may increase its capital upon authorization of the shareholders at an ordinary meeting. All capital increases must be registered with the CNV, published in the Official Bulletin and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. A voluntary reduction of capital must be approved by an extraordinary meeting of the shareholders and may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or attachment. Under the Argentine Companies Law, reduction is mandatory when the accumulated deficit has exceeded reserves and at least 50% of the stated capital. The application of such rule was suspended until December 10, 2005 by various Decrees issued by the Executive Branch.  Nevertheless, as of December 31, 2007 and as of March 31, 2008, Nortel has no accumulated deficit.

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

Series A Preferred Shares are redeemable. The Series A Preferred Shares are to be redeemed in ten equal annual installments of their subscription price beginning in 1998 and continuing through 2007, payable within five months of the end of each fiscal year. The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves. Any redemption payment not declared nor paid by Nortel when due shall bear interest as from the due date until the date they are made available to shareholders, at LIBOR.

In addition, pursuant to their terms and conditions, the Series A Preferred Shares may be subject to mandatory redemption if at any time Telecom Italia and FCR, jointly, sell or cease to own or control directly or indirectly more than 50% of the outstanding common stock of Nortel while any Series A Preferred Shares are outstanding (a “Change in Control”).  In such case, each holder of Series A Preferred Shares will be entitled to have its Series A Preferred Shares redeemed by Nortel at a price in pesos determined by an international independent appraiser on the basis of the fair value of the Series A Preferred Shares. Such fair value shall be calculated on the basis of the present value on the redemption value date of the scheduled future redemption payments outstanding at that time and the future base dividends due on the Series A Preferred Shares through the last of the scheduled redemption dates, discounted annually at a rate of 28.24% per annum, subject to any reductions which in the appraiser’s opinion are appropriate taking into account the actual net worth and condition of Nortel at the time of the mandatory redemption. Since the last scheduled redemption date was May 31, 2008, as from such date, the mandatory redemption price of the Series A Preferred Shares is equal to the value of all accrued and outstanding scheduled redemption payments plus all accrued and unpaid base dividends.

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

In the event of an increase in capital, shareholders of Nortel of any given class have a preemptive right to purchase any issue of shares of such class in an amount sufficient to maintain their proportionate ownership of Nortel’s capital stock. For any shares of a class not preempted by any holder of that class, the remaining holders of the class will assume pro rata the non-preempting shareholders’ preemptive rights. Pursuant to the bylaws, if any Class A or Class B shares of common stock are not preempted by the existing holders of each such class, the other class of common stock may preempt such class, subject to approval by the regulatory authorities. Preemptive rights must be exercised within 30 business days following the time when notices to the shareholders of their opportunity to preempt the capital increase are published for three days in the Official Bulletin of the Republic of Argentina and a widely circulated newspaper in Argentina.

Pursuant to the Argentine Companies Law, preemptive rights could only be restricted or suspended in certain particular and exceptional cases by a resolution of an extraordinary meeting of shareholders when required by the interest of the Company.

If new ordinary shares are issued by Nortel, each holder of Series B Preferred Shares shall have the opportunity to subscribe for such number of additional Series B Preferred Shares necessary to preserve such holder’s participation in the earnings of Nortel and the liquidation value of the Series B Preferred Shares held by such holder prior to the new issuance of ordinary shares. See “Item 3—Key Information—Risk Factors—Risks Relating to

Nortel—Holders of Series B ADSs may not be able to exercise their preemptive rights should Nortel issue additional ordinary shares.”

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

Under the terms and conditions of the Series A and Series B Preferred Shares, failure to comply with the above mentioned covenants will result in both the Series A and Series B Preferred Shares acquiring voting rights. See “Voting Rights.”

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

Additionally, the Transparency Decree dictates that any contracts between the Company and a director (that qualifies as a “related party”) that exceed 1% of the shareholders’ equity of the Company, must be submitted to the prior approval of the Audit Committee or two independent evaluation firms to ensure that the transaction is in accordance with market conditions.  Such transactions must also be approved by the Board of Directors and reported to the CNV and the markets where the shares of the Company are listed.  If the Audit Committee or the independent evaluation firms have not determined the terms of the transaction to be “reasonably acceptable to the market,” then the contract in question must be submitted for consideration at a shareholders’ meeting.

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

Under the Transparency Decree and General Resolution No. 401/02 of the CNV, a party that wishes to obtain either a majority or a significant equity ownership interest in a corporation must offer the same price offered to the majority shareholder to all of the corporation’s shareholders.  This regulation applies to all Argentine corporations with listed securities unless the corporation’s shareholders specifically vote not to adopt the regime, in which case the corporation is required to publicly disclose that its shareholders have voted not to be subject to the regime.  On April 30, 2003, Nortel’s shareholders voted not to adopt the regime established by the Transparency Decree and General Resolution No. 401/02, under which the Company is actually a “Sociedad No Adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria” or a “Corporation Not Adhering to the Optional Statutory Regime of Public Offer of Mandatory Acquisition.”

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

Under Argentine law, the board is not required to consist of a majority of independent directors. Notwithstanding, when directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent.  As of May 28, 2004, Argentine companies are required to have at least two independent directors to appoint to the Audit Committee.  During fiscal year 2007, Nortel had three independent directors out of the six members of its board of directors, (including Ricardo Alberto Ferreiro, who is an independent director under SEC regulations but not under CNV regulations). During fiscal year 2008, Nortel will have four independent directors out of the six members of its board of directors, including Ricardo Alberto Ferreiro and Javier Errecondo, who are independent directors under SEC regulations but not under CNV regulations.

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

Audit Committee

Under NYSE Section 303A.06, listed companies must have an audit committee that complies with the standards set forth in Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”).  Foreign private issuers must comply with Rule 10A-3 as of July 31, 2005.  Pursuant to Decree Nº 677/01 and CNV Standards, Nortel has had its Audit Committee in place since May 10, 2004.  The present members of the Audit Committee were appointed by the Board on April 30, 2008 all of them are independent according to the criteria set forth in Rule 10A-3 under the Exchange Act.

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

Disclosure of Corporate Governance Guidelines

NYSE Section 303A.09 provides that companies must adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and include such information on the company’s website, which should also include the charters of the Audit Committee, the Nominating Committee and the Compensation Committee. Decree N° 677/01 requires additional information that companies must include in their Annual Reports, including information relating to the decision-making organization (corporate governance), the company’s internal controls system, norms for director and manager compensation, stock-options, and any other compensation system applicable to board members and managers. Decree N° 677/01 does not address the remaining issues included in NYSE Section 303A.09.  However, all relevant information sent by the company to the CNV is forwarded to the CNV through the CNV’s Financial Reporting Highway and may be viewed on the website of CNV (www.cnv.gov.ar).  The Annual report and Financial Statements can be accessed at the Company’s website located at www.nortelsa.com.ar.  The contents of the website are not part of this Annual Report.

Evaluation of Board Performance

Under NYSE Section 303A.09, the Board of Directors must make a self-assessment of its performance at least once a year to determine if it or its Committees function effectively and report thereon.  Under Argentine law, the board’s performance is evaluated at the annual shareholders’ meeting.

Code of Ethics

NYSE Section  303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain. Nortel’s Board approved in June 2003 a “Code of Business Conduct and Ethics,” (the “Code”), which applies with no exception to all its directors, management, and employees.  The English translation of said Code was submitted to the SEC and the NYSE. Nortel believes that its Code complies with every and all of the NYSE requirements.  On June 22, 2005, the Board modified the Code in order to include the procedures established by the Audit Committee for the receipt and treatment of complaints regarding accounting, internal accounting controls and auditing matters, as required by Rule 10 A-3 (b) (3) (i) and (ii) of the Securities Exchange Act.

Nortel believes that its Code complies with the NYSE requirements.  Nortel’s Code was filed as Exhibit 11.1 to its Annual Report on Form 20-F for the year ended December 31, 2004 on June 29, 2005.

The Code of Business Conduct and Ethics of Nortel provides that any waiver of the fulfillment thereof granted to a director, member of the supervisory committee or member of the management may only be granted by the Audit Committee or by the Board of Directors and such waivers shall be reported to control bodies.  As of December 31, 2007 no waiver had been applied for or granted.

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

MATERIAL CONTRACTS

For information regarding the Shareholders’ Agreement, see “Item 7—Major Shareholders and Related Party Transactions—Shareholders’ Agreements.”

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

Tax on Personal Property

Pursuant to the Argentine Personal Assets Tax Law (the “Tax Law”), as amended by Law No. 26,317 as from fiscal year ended on December 31, 2007, the following persons are subject to an annual tax on certain assets, which is levied at rates ranging from 0.50% or 1.25% depending on the value of such assets as of December 31 of each year: (i) individuals domiciled in Argentina for assets located in Argentina and abroad and (ii) individuals domiciled outside of Argentina for assets located in Argentina. For purposes of the Tax Law, the Series B ADSs (held in book entry form or evidenced by ADRs), the Series B Preferred Shares, the Series A Preferred Shares and Ordinary Shares will be considered as assets located in Argentina.  The tax applies to assets having an aggregate principal amount equal or higher than P$305,000.

Although the Tax Law does not explicitly apply to individuals or entities domiciled outside Argentina, pursuant to Argentine Law 25,585 passed by the Argentine Congress and published in the Official Bulletin on May 15, 2002, shares of stock corporations, such as the Series B ADSs (held in book entry form or evidenced by ADRs), Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares, or other equity interests in companies regulated by the Argentine Companies Law 19,550, as amended, and whose holders are individuals and/or undivided estates domiciled in Argentina or in a foreign country shall be subject to the Personal Assets Tax.  Such tax shall be assessed on and paid by the corresponding Argentine company issuer of the shares, such as Nortel.

The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity as stated in the most recent balance sheet of the company as of December 31, 2007.  The tax so paid shall be considered as a definite payment.

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

The amendment set forth by Law 25,585 applies as of December 31, 2002. Furthermore, Law 25,585 has been regulated by the AFIP through General Resolution 2151/06, published in the Official Bulletin on November 3, 2006, which establishes that since the fiscal year ended December 31, 2002, the companies in charge of the payment of this tax (such as Nortel) shall determine and pay the tax by May of each year.

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

On November 4, 2003, July 30, 2004, October 26, 2005, and April 30, 2007, Nortel requested from its holders as of December 31, 2002, 2003, 2004, 2005 and 2006 of Series B ADSs, Series B Preferred Shares, Series A Preferred Shares reimbursement of the Personal Assets Tax. As of the date hereof, holders of Ordinary Shares had reimbursed Nortel approximately US$354,400 and holders of Series B ADSs, Series B Preferred Shares, and Series A Preferred Shares had reimbursed Nortel approximately US$86,808. Although Nortel has the right to obtain reimbursement of remaining amounts paid on behalf of holders, as of the date of this Annual Report no effective procedure has been developed which would allow Nortel to collect from its shareholders the amount of the Tax on Personal Property paid by Nortel on their behalf. No assurances can be made that Nortel will be successful in seeking reimbursement of such taxes paid from holders of Series B ADSs, Series B Preferred Shares and Series A Preferred Shares. Until such procedures are developed, payment of such taxes will constitute additional expenses for Nortel. As of December 31, 2007, Nortel recorded a provision of P$8.3 million for the credit of the accounts paid by the Company for this tax.

Nortel expects that in 2008 it will similarly request reimbursement of the Personal Assets Tax from its holders as of December 31, 2007 of Series B ADSs, Series B Preferred Shares and Series A Preferred Shares.

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

United States Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of Series B ADSs or Series B Preferred Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities.  This summary applies only to persons that hold Series B ADSs or Series B Preferred Shares as capital assets for U.S. federal income tax purposes and does not address the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as:

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

•                  persons holding Series B ADSs or Series B Preferred Shares that own or are deemed to own 10% or more of any class of Nortel stock; or

•                  persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.

This summary is based upon the tax laws of the United States, including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect.  As mentioned above, there is currently no income tax treaty or convention in effect between Argentina and the United States.  U.S. Holders should consult their own tax advisors as to the U.S., Argentine or other tax consequences of the acquisition, ownership and disposition of Series B ADSs or Series B Preferred Shares in their particular circumstances, including the effect of any state or local tax laws.

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

The U.S. Treasury has expressed concerns that parties to whom American depositary receipts are released before delivery of shares to the depositary (“pre-release”) or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the American depositary receipts may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American depositary receipts.  Such actions would also be inconsistent with claiming the reduced rate of tax applicable to dividends received by certain non-corporate tax holders.  Accordingly, the analysis of the creditability of Argentine taxes, and the availability of the reduced rate of tax for dividends received by certain non-corporate holders described below could be affected by actions taken by such parties or intermediaries.

This discussion assumes that Nortel is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

To the extent paid out of current or accumulated earnings and profits of Nortel (as determined in accordance with U.S. federal income tax principles), distributions made with respect to Series B ADSs or Series B Preferred Shares will be included in the income of a U.S. Holder as ordinary dividend income.  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. holders as dividends.  Subject to applicable limitations, and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, dividends paid to certain noncorporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15% if the dividends represent “qualified dividend income.” “Qualified dividend income” means dividends received from qualified foreign corporations, and a foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock which is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded.  U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their particular circumstances.  The amount of this dividend will include any amounts withheld by us or our paying agent in respect of Argentine taxes.  Dividends will be treated as foreign source dividend income to you and will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code.  The amount of the distribution will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of Series B ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars.  If the distribution is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source income or loss.

Subject to applicable limitations and conditions that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes withheld from dividends on Series B ADSs or Series B Preferred shares will be creditable against a U.S. holder’s U.S. federal income tax liability.  However, amounts paid on account of the Personal Assets Tax will not be eligible for credit against a U.S. Holder’s federal income tax liability.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  The rules governing foreign tax credits are complex and U.S. holders should consult their own tax advisors regarding the availability of foreign tax credit in their particular circumstances.  Instead of claiming a credit, U.S. holders may elect to deduct otherwise creditable Argentine taxes in computing their taxable income, subject to generally applicable limitations under U.S. tax law.

Sale, Exchange or Other Disposition of Series B ADSs or Series B Preferred Shares

Gain or loss realized by a U.S. Holder on the sale, exchange and other disposition of Series B ADSs or Series B Preferred Shares will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Series B ADSs or Series B Preferred shares for more than one year.  The amount of the gain or loss will be equal to the difference between your tax basis in the Series B ADSs or Series B Preferred Shares and the amount realized on the disposition. Gain or loss, if any, will generally be U.S. source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the U.S. federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and capital losses, the deductibility of which is subject to limitations.

Deposits and withdrawals of Series B Preferred Shares in exchange for Series B ADSs will not result in taxable gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company rules

Nortel believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year 2007.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that Nortel will not be considered a PFIC for any taxable year.  If Nortel were treated as a PFIC for any taxable year during which a U.S. Holder held a Series B ADS or a Series B Preferred Share, certain adverse consequences could apply to the U.S. Holder.

If Nortel is treated as a PFIC for any taxable year, gain recognized by a U.S. Holder on a sale or other disposition of the Series B ADSs or Series B Preferred Shares would be allocated ratably over the U.S. Holder’s holding period for the Series B ADSs or Series B Preferred Shares sold, exchanged or disposed.  The amounts allocated to the taxable year of the sale or other exchange and to any year before Nortel became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of Series B ADSs or Series B Preferred Shares to the extent in excess of 125 percent of the average of the annual distributions on Series B ADSs or Series B Preferred Shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above.  Certain elections may be available to U.S. persons (including a mark to market election) that may mitigate the adverse consequences resulting from PFIC status.

In addition, if Nortel were to be treated as a PFIC in a taxable year in which Nortel pays a dividend or the prior taxable year, the 15% maximum tax rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

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

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

DOCUMENTS ON DISPLAY

Nortel files annual and special reports and other information with the SEC. You may read and copy any document that Nortel files at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect Nortel’s filings at the regional offices of the SEC located at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604 and 233 Broadway, New York, New York 10279.  In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

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

Nortel is exposed to interest rate risk relating to the Series A Preferred Shares. Nortel is also exposed to market risk related to Telecom. As of December 31, 2007 Nortel was not party to any derivative financial instruments.

Market Risk Associated with Series A Preferred Shares. As a result of Telecom’s decision not to pay dividends in respect of the 2003, 2004, 2005, 2006 and 2007 fiscal years, Nortel did not make the required amortization payments on the Series A Preferred Shares in 2003, 2004, 2005, 2006 and 2007.

Pursuant to Decree No. 214/02, the amounts payable on the Series A Preferred Shares is adjusted by CER to reflect inflation. The unpaid dividends and outstanding redemption payments on the Series A Preferred Shares have been “pesified” at the exchange rate of P$1.00=US$1.00. Decree 214/02 provides that payment obligations that were converted into pesos will be adjusted to reflect inflation by applying a reference stabilization rate, referred to as CER. This rate, which is designed to reflect the evolution of the consumer price index published by the Argentine INDEC, is published monthly by the Argentine Central Bank. For the twelve months ended December 31, 2007 the impact of the CER adjustment was P$108.3 million. See Note 9 to our consolidated financial statements included in Item 18 of this Annual Report.

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

At Telecom Argentina’s annual shareholders’ meetings for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 held on April 29, 2008, April 27, 2007, April 27, 2006, April 27, 2005 and April 29, 2004, respectively, the shareholders decided that because of Telecom Argentina’s financial condition, results of operations and debt service obligations, Telecom Argentina would not pay dividends for the years ended December 31, 2007, December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003, respectively.  See “Item 8—Financial Information—Dividend Policy.”  Consequently, at Nortel’s annual shareholder meetings for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 held on April 30, 2008, April 27, 2007, April 27, 2006, April 27, 2005 and April 29, 2004, respectively, Nortel’s shareholders decided that the P$19 million, in dividend payments required to be paid to the Series A Preferred Shareholders for each year would not be paid and the P$55 million of required Series A amortization would not occur in both cases, due to the lack of liquid and realized profits and/or distributable reserves. As of the date of this Annual Report, the total amount accrued but unpaid to the holders of the Series A Preferred Shares in respect of dividend and amortization payments is approximately P$989 million.  Nortel’s failure to pay the Series A dividend due to the lack of liquid and realized profits and/or distributable reserves gave the holders of the Series A Preferred Shares the right to exercise their voting rights and appoint a member of Nortel’s board of directors.

The non-payment of the Series A dividend triggered the right of the holders of Series A Preferred Shares to exercise their voting rights and to appoint a member of Nortel’s board of directors.  Accordingly, at Nortel’s annual shareholders meeting held on April 30, 2008, the Series A Preferred shareholders have appointed Javier Errecondo (and his alternate director, Saturnino Jorge Funes) to Nortel’s board of directors.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company’s General Manager and Sole Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2007 (the “Evaluation Date”), has concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures, were effective.

Management’s Report on Internal Control Over Financial Reporting

Nortel’s management is responsible for establishing and maintaining adequate internal control over financial reporting for Nortel as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of Nortel’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that Nortel’s internal control over financial reporting was effective as of December 31, 2007.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Security and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Nortel’s Audit Committee has at least one audit committee financial expert, Mr. Ricardo Alberto Ferreiro, who is a lawyer.  From 1970 to 1979, Mr. Ferreiro worked in the Financial Management office of the Banco Central de la República Argentina at the Mercado de Valores Departament (Stock Market Department). From 1976 to 1979, he worked on the study and analysis of the stock market.  From 1979 to 1980, he worked at the Public Finance Department.  From 1980 to 1989, he worked in the Management of Liquidations and Interventions of Financial Entities.  From 1990 to 1994, Mr. Ferreiro was a Counselor of the President of the Banco Central de la Republic Argentina.  From 1994 to 1999, he was Statutory Auditor in the Banco Central de la República Argentina.  From 1999 to 2002, Mr. Ferreiro was Director of Caja de Ahorro y Seguro (holding), Director of Caja de Seguros S.A. and Director of Caja de Seguros de Vida S.A.  From 2002 to 2003, he was Director of the Banco Central de la República Argentina.  Since 2003, Mr. Ferreiro has been Director of Nortel S.A. Since 2007, Mr. Ferreiro has been Director of Standard Bank Argentina, S.A.  Based on Mr. Ferreiro’s professional background and training, Nortel has determined that he meets the requirements for an audit committee financial expert.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees billed by our principal accountants (in millions of pesos) for the years ended December 31, 2007, and 2006.

Services Rendered	2007	2006
	(P$ millions)
Audit Fees (1)	4.6	5.3
Audit-Related Fees	0.2	0.6
Tax Fees	0.2	0.2
All Other Fees	0.1	—
Total	5.1	6.1

(1)          Includes fees related to the audit of the Consolidated Financial Statements as of December 31, 2007 and 2006, limited reviews of interim financial statements presented during 2007 and 2006, SEC filing reviews and other attestation services.

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

ITEM 16E. EQUITY SECURITIES PURCHASED BY THE COMPANY OR ANY AFFILIATED PURCHASER

Neither Nortel, nor to Nortel’s knowledge, any “affiliated purchaser” (as defined in Rule 10b-18(a)(3)) repurchased any of Nortel’s Preferred B Shares (including American Depositary Shares, or American Depositary Receipts evidencing such shares) during fiscal year 2007.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-78.

The following financial statements are filed as part of this Form 20-F:

Nortel Inversora S.A.:

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

8.1	List of subsidiaries (incorporated by reference to Telecom Argentina S.A.’s Annual Report filed on Form 20-F for 2007).
11.1	Code of Business Conduct and Ethics of Nortel (incorporated by reference to Nortel’s annual report on Form 20-F for 2004 dated June 29, 2005).
11.2	Code of Business Conduct and Ethics of Nortel (English translation)(incorporated by reference to Nortel’s annual report on Form 20-F for 2004 dated June 29, 2005).
12.1	Certification of the General Manager and Sole Officer of Nortel Inversora S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
13(a)	Certification of the General Manager and Sole Officer of Nortel Inversora S.A. pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
15(a)

Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina–Inversiones S.L., dated September 9, 2003. (incorporated by reference to Exhibit 4.3 to Nortel’s Annual Report on Form 20-F for 2003).

15(b)	Annual Report on Form 20-F, dated June 27, 2008, for the year ended December 31, 2007, of Telecom Argentina S.A. filed by Telecom (No. 1-13464).

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

Dated: June 27, 2008

Consolidated Financial Statements as of December 31, 2007 and December 31, 2006 and for the years ended December 31, 2007, 2006 and 2005

$  :  Argentine peso

US$  :  US dollar

$3.149  =  US$1 as of December 31, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nortel Inversora S.A.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Nortel Inversora S.A. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Argentina.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Argentina.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

PRICE WATERHOUSE & CO. S.R.L.

By /s/ Juan C. Grassi (Partner)
Juan C. Grassi

Buenos Aires, Argentina

March 7, 2008 (except as to

Note 16 to the consolidated

financial statements, for which the

date is June 12, 2008).

Consolidated Balance Sheets as of December 31, 2007 and 2006

(In millions of Argentine pesos - see Note 3.c)

	As of December 31, 2007	As of December 31, 2006
ASSETS
Current Assets
Cash and banks	$45	$30
Investments	947	635
Accounts receivable, net	898	743
Other receivables, net	332	128
Inventories, net	157	176
Other assets, net	5	15
Current assets from discontinued operations, net	—	44
Total current assets	2,384	1,771
Non-Current Assets
Other receivables, net	282	412
Investments	1	1
Fixed assets, net	5,738	5,739
Intangible assets, net	760	781
Other assets, net	5	10
Non-Current assets from discontinued operations, net	—	10
Total non-current assets	6,786	6,953
TOTAL ASSETS	$9,170	$8,724
LIABILITIES
Current Liabilities
Accounts payable	1,641	1,481
Debt	1,474	1,395
Salaries and social security payable	164	131
Taxes payable	269	223
Other liabilities	50	36
Contingencies	49	85
Current liabilities from discontinued operations	—	24
Total current liabilities	3,647	3,375
Non-Current Liabilities
Debt	1,724	2,703
Salaries and social security payable	43	32
Taxes payable	289	68
Other liabilities	120	102
Contingencies	243	234
Non-Current liabilities from discontinued operations	—	7
Total non-current liabilities	2,419	3,146
TOTAL LIABILITIES	$6,066	$6,521
Minority interest	1,449	1,036
SHAREHOLDERS’ EQUITY	$1,655	$1,167
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	$9,170	$8,724

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005

(In millions of Argentine pesos, except per share data in Argentine pesos - see Note 3.c)

	For the years ended December 31,
	2007	2006	2005
Continuing operations
Net sales	$9,074	$7,372	$5,668
Cost of services	(4,963)	(4,484)	(3,676)
Gross profit	4,111	2,888	1,992
General and administrative expenses	(345)	(269)	(238)
Selling expenses	(2,133)	(1,727)	(1,259)
Operating income	1,633	892	495
Gain on equity investees	—	5	7
Financial results, net	(441)	(484)	(308)
Other expenses, net	(101)	(186)	(163)
Gain on debt restructuring	—	—	1,424
Net income before income tax and minority interest	1,091	227	1,455
Income tax (expense) benefit, net	(292)	22	(119)
Minority interest	(377)	(127)	(611)
Net income from continuing operations	422	122	725
Discontinued operations
Income from the operations	1	13	3
Income from assets disposal	101	—	—
Minority interest	(46)	(6)	(1)
Net income from discontinued operations	56	7	2
Net income	$478	$129	$727
Net income per ordinary share	$42.02	$8.91	$66.49

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2007, 2006 and 2005

(In millions of Argentine pesos – see Note 3.c)

	Shareholders’ contributions					Unappropriated earnings
	Capital Stock		Inflation adjustment	Share issue			Foreign currency	Accumulated		Total
Concept	Common stock	Preferred shares	to capital stock	premiums (1)	Total	Legal reserve	translation adjustments	(deficit) / earnings	Total	Shareholders’ equity
Balances as of January 1, 2005	$53	25	125	896	1,099	162	13	(977)	(802)	$297
Foreign currency translation adjustments	—	—	—	—	—	—	4	—	4	4

Net income for the year	—	—	—	—	—	—	—	727	727	727
Balances as of December 31, 2005	$53	25	125	896	1,099	162	17	(250)	(71)	$1,028
Foreign currency translation adjustments	—	—	—	—	—	—	10	—	10	10

Net income for the year	—	—	—	—	—	—	—	129	129	129
Balances as of December 31, 2006	$53	25	125	896	1,099	162	27	(121)	68	$1,167
Foreign currency translation adjustments	—	—	—	—	—	—	10	—	10	10

Net income for the year	—	—	—	—	—	—	—	478	478	478
Balances as of December 31, 2007	$53	25	125	896	1,099	162	37	357	556	$1,655

(1) Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

(In millions of Argentine pesos - see Note 3.c)

	For the years ended December 31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	$478	$129	$727
Net income from discontinued operations	(56)	(7)	(2)
Net income for the year from continuing operations	422	122	725
Adjustments to reconcile net income to net cash flows provided by continuing operations
Allowance for doubtful accounts and other allowances	128	105	56
Depreciation of fixed assets	1,377	1,342	1,453
Amortization of intangible assets	39	49	44
Gain on equity investees	—	(5)	(7)
Consumption of materials	80	66	58
Loss on sale/disposal of fixed assets and other assets	(19)	(7)	(6)
Provision for lawsuits and contingencies	79	153	172
Holdings loss on inventories	59	5	14
Interest and other financial losses on loans	498	534	70
Gain on debt restructuring	—	—	(1,424)
Income tax	284	(43)	108
Minority interest	377	127	611
Net increase in assets	(370)	(285)	(147)
Net (decrease) increase in liabilities	(12)	193	236
Total cash flows provided by operating activities	2,942	2,356	1,963
CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(1,208)	(825)	(547)
Intangible asset acquisitions	(35)	(41)	(33)
Proceeds for the sale of fixed assets and other assets	20	17	—
Proceeds for the sale of equity investees (Note 12)	182	—	—
(Increase) decrease in investments not considered as cash and cash equivalents	(532)	45	668
Total cash flows provided by (used in) investing activities	(1,573)	(804)	88
CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	45	36	1,236
Payment of debt	(1,290)	(1,113)	(4,684)
Payment of interest and debt-related expenses	(293)	(414)	(944)
Dividends paid	(38)	—	—
Payment of capital reimbursement of Nucleo	—	(4)	—
Total cash flows used in financing activities	(1,576)	(1,495)	(4,392)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(207)	57	(2,341)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	665	608	2,949
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$458	$665	$608

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

The privatization was effected through a Transfer Agreement (the “Transfer Agreement”) between the Argentine Government, as one party, and the Company, at that time represented by the winning consortium, and was implemented through the transfer of operating assets of Empresa Nacional de Telecomunicaciones (“ENTel”), which has provided public telecommunication services in Argentina until its privatization.

b)            Telecom Argentina and together with its subsidiaries, (the “Telecom Group”) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in Telecom Argentina’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of Telecom Argentina, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of Telecom Argentina to Telecom Argentina S.A. Accordingly, Telecom Argentina amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”)and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

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

The principal features of the regulatory framework in Argentina have been created by:

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

Nucleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”).

(b) Licenses granted as of December 31, 2007

As of December 31, 2007, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•                  Local fixed telephony;

•                  Public telephony;

•                  Domestic and international long•distance telephony;

•                  Domestic and international point•to•point link services;

•                  Domestic and international telex services;

•                  Value added services, data transmission, videoconferencing and broadcasting signal services; and

•                  Internet access.

As of December 31, 2007, Telecom Argentina’s subsidiaries have been granted the following licenses:

•                  Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•                  Nucleo S.A. (“Nucleo”) has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services and Internet access in certain areas of that country.

(c) Revocation of the license

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

•                  the reduction of the Company’s interest in Telecom Argentina to less than 51%, or the reduction of the Company’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the regulatory authorities;

•                  the assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the regulatory authority; and

•                  Telecom Argentina’s bankruptcy.

2.            Regulatory framework of the Telecom Group (continued)

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

(d) Decree No. 764/00

Decree No. 764/00 substantially modified three regulations which basic guidelines are as follows:

•                  General Regulation of Licenses

This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, wireless, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting services companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies.

•                  Argentine Interconnection Regulation

Compared to the prior interconnection regulation (Decree No. 266/98), this regulation provides for an important reduction in the reference prices for interconnection in effect at the time. The regulation also increases the number of functions that the dominant operator must provide, including the obligation to provide interconnection at the local exchange level, to provide billing services and to unbundle the local loop. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

•                  Universal Service (“SU”) Regulation

The SU regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the SU fund. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation establishes a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the SU fund and the development of specific SU programs. However, material regulations to implement SU programs are still pending.

On June 8, 2007, the SC issued Resolution No. 80/07 which stipulates that until the SU Fund is effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, are required to deposit the contributions corresponding to future obligations originating since the Resolution was issued onward into a special individual account held in their name at the Banco de la Nación Argentina. The amounts to be deposited would be determined according to the provisions of CNC Resolution No. 2,713/07, issued in August 2007.

2.            Regulatory framework of the Telecom Group (continued)

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance –in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network–, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that efforts should be made in the short term to go on with the initial programs, independently from the HCPM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After more than eight years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU – and after seven years from the coming into effect of its amendments-, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU, which supplies they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, for the period July 2007 - December 2007 Telecom has estimated a receivable of $140 and filed the calculations for review by the Regulatory Authority. This receivable has not been recorded since it is subject to the review by the Regulatory Authority and the availability of funds in the trust. Such receivable arose since Telecom is obligated to provide telecommunication services in places or cities that are not profitable.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of December 31, 2007, this provision amounts to $97.

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

2.            Regulatory framework of the Telecom Group (continued)

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Personal has determined for the period July 2007 - December 2007 an account payable of $14. Personal has recorded a liability because it has discretion whether to invest or not in the non profitable areas. Accordingly, the “pay or play” mechanism requires Personal to pay a fee in lieu of investing in those areas.

As a consequence, as of December 31, 2007, Personal had deposited the correspondent contributions on their respective maturity date (amounting to $9) into the special individual account held in their name at the Banco de la Nación Argentina; these contributions were recorded as a receivable in the line item “Other receivables” of the consolidated balance sheets.

(e) Regulation for the call by call selection of the providers of long-distance services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved a system that allows callers to select their preferred long-distance provider for each call. This call by call selection system is referred to as “SPM”.

Subsequently, as a result of the claims submitted by several carriers objecting to General Resolution No. 613/01, the Ministry of Economy issued General Resolution No. 75/03, which introduced several changes to the regulations providing for SPM. The main changes relate to the following: long-distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising. Resolution No. 75/03 also provides that origin providers, both fixed and wireless, must have their equipment and networks available to provide the SPM service on June 6, 2003. As of the date of these consolidated financial statements, this long-distance service modality is not implemented.

(f) Public telephony in penal institutions

In June 2006, Decree No. 690/06 was issued, which granted the SC the powers to adapt the specific rules and regulations relative to the public telephony which is rendered in penal institutions. As a consequence of this, in August 2007, the SC issued Resolution No. 155/07, where it approves the “Rule for Communications that are started in Penal Institutions”. Said management stipulates technical requirements that must be complied with by all the telephone lines installed in penal institutions and system with the purpose of registering all the communications carried out.

Said rule shall be in force in one year, which may be extended to a similar period, counting as from sixty days from the date in which the technical definition the CNC must issue is actually available.

At the date of issuance of these consolidated financial statements, Telecom Argentina was evaluating the technical and economic impacts resulting from complying with this new rule.

(g) Regulation for Prepaid Calling Cards

In December 2006, the SC approved, through Resolution No. 242/06, the Regulation of Prepaid Calling Cards for Telecommunication Services. This regulation, designed to ensure market transparency and avoid the existence of irregularly issued cards, sets forth certain requirements that said cards must meet and creates a Telecommunications Prepaid Calling Cards Registry that reports to the CNC. It mandated that 180 days after the regulation becomes effective no cards may be issued unless they are registered with said Registry.

CNC Resolution No. 1/07 approved the operation of the Telecommunications Prepaid Calling Cards Registry and established that said Registry will report to the Engineering Department of the CNC. In July 2007, by means of CNC Resolution No. 2,275/07, all prepaid calling cards issued by Telecom Argentina were registered.

2.            Regulatory framework of the Telecom Group (continued)

(h) “Tax Stability” principle: impact of changes in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 addressing the treatment of the impact of changes in Social Security contributions that occurred in the past several years.

Subsequent to November 8, 1990, there were several increases in the rates of Social Security Contributions, which were duly paid by Telecom. At the same time, and under the framework of the argentina@internet.todos Program, Telecom Argentina paid, mostly during fiscal year 2000, reduced social security contribution rates.

Pursuant to Resolution No. 41/07, Telecom Argentina has the right to offset the net impact of rate increases in social security contributions.

Telecom Argentina made the required presentations to the SC of the net receivable under Resolution No. 41/07, which were subject to audits by the Regulatory Authority.

During the third quarter of 2007, the CNC performed the audits on the information given by Telecom Argentina. Telecom Argentina had access to documentation of the CNC audits, which resulted in no significant differences from the amounts as determined by Telecom.

At December 31, 2007, Telecom Argentina identified a receivable of approximately $91 and a payable from the argentina@internet.todos Program amounted to $23. By means of Resolution No. 41/07, Telecom Argentina offset both amounts, resulting in a remaining balance of $68. Additionally, on September 19, 2007, the Regulatory Authority authorized to offset fines due by Telecom Argentina amounting to $1.6 with the net receivable as of that date, confirming the effectiveness of the offsetting mechanism provided by the Resolution.

Therefore, at December 31, 2007, Telecom Argentina has a net receivable of $66, which is included in the line item “Other receivables” ($12 as current receivables and $54 as non-current receivables). The net effect of the application of the Resolution is a pretax gain of $87 ($18 included in “Salaries and social security” and $69 included in “Other expenses, net” in the consolidated statement of income).

Since the resolution allows Telecom Argentina to offset the receivables with existing and/or future regulatory duties and the intention of Telecom Argentina is to exercise its offsetting rights, the receivable was recorded net of reserves that were previously shown in “Contingencies”. At December 31, 2007, the reserves corresponding to these regulatory duties amounted to $76 (see (j) below and Note 17.e).

(i) Rendering of fixed telephony through mobile telephony infrastructure

In August 2007, by SC Resolution No. 151/07, fixed service with primary category is added to the granting of particular frequency bands, with the purpose of rendering a basic telephone service through the use of wireless infrastructure pertaining to the mobile telephony service in rural and suburban areas, which are within the licensees’ fix telephony service original Region.

During the last quarter of 2007, Telecom Argentina has installed fixed lines based on this technology in rural and suburban areas, in order to render this service in those areas.

(j) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of $9.5 million, by means of SC Resolution No. 4,269/99.

In December 2007, the Regulatory Authority notified Telecom Argentina its intention of offsetting this difference with the Resolution No. 41/07 receivables. As a consequence, as of December 31, 2007, Telecom Argentina recorded a reserve on the CNC final results which was shown as a deduction from the Resolution No. 41/07 receivables.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

2.            Regulatory framework of the Telecom Group (continued)

In September 2007, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by Telecom Argentina of $10.2. Management of Telecom Argentina is reviewing the results, and if the amount is appropriate, Telecom Argentina intends to offset this balance with the credit resulting from SC Resolution No. 41/07, described in (i) above.

On April 6, 2000, the Argentine Government, Telefónica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefónica) for the period of November 2000 to November 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by Telecom Argentina, it can be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentina Government, Telefónica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

However, a preliminary injunction against Telecom Argentina disallowed Telecom to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of issuance of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force. Additional information is given in Note 11.c – Other claims.

Tax on deposits to and withdrawals from bank accounts (“IDC”)

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, as from that date, tariff increases of the basic telephony services reflecting the impact of the IDC. The amount of the tax charged must be shown separately on the customers’ bills. Telecom Argentina has determined a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (k) below).

In April 2007, Telecom Argentina provided the CNC with supporting documentation on this amount for its audit. Telecom Argentina had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by Telecom Argentina and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, Telecom Argentina recorded as “Other receivable” a total of $23.

In accordance with the New Letter of Understanding (see (k) below) these matters should have been fulfilled by the Regulatory Bodies no further than June 30, 2006.

(k) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. C.P.I. These adjustments were not applied since 2000 according to a resolution of the SC.

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

2.            Regulatory framework of the Telecom Group (continued)

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

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2008.

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

2.            Regulatory framework of the Telecom Group (continued)

•             Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and proceedings filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other jurisdiction, on the grounds of any act or measure taken after the enactment of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect as from the 30th day of the conclusion of the public hearing to be held to debate the Letter. Once the Minute of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•             The ending termination charge of international incoming calls to a local area will be increased to be equivalent to international standards, which is at present strongly depreciated;

•             Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was debated in a public hearing aimed at obtaining the necessary consensus for the final signing of the Minute of Agreement of the Renegotiation. The Minute of Agreement of Renegotiation will be effective once all the requirements stipulated in the Agreement and in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve the Minute. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L. have opportunely fulfilled the Agreement’s commitments.

During fiscal year 2007, the Regulatory Authority has resolved some of these matters, as the closing of some Price Cap audits, the issuance of Resolution No. 41/07 and the IDC offsetting mechanism.

At the date of issuance of these financial statements, Telecom Argentina is expecting the fulfillment of the necessary steps for the signing of the Minutes of Agreement of the Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of Telecom Argentina’s management that the renegotiation agreement process will be successfully completed.

(l) “Buy Argentine” Act

In December 2001, the Argentine Government passed Public Law No. 25,551 (“Compre Trabajo Argentino” or the “Buy Argentine” Act) and in August 2002, passed Decree No. 1,600/02 which approved and brought into effect the Compre Trabajo Argentino. The law requires Telecom Argentina to give preference to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of public telephony services (sect.1 & 2).

Preference must be given so long as the price of such goods is equal to or lesser than the price of a non-national good (including Customs duties, taxes and other expenses related to a good’s nationalization) increased by 7% (when the offeror is a small or medium size company) or 5% (when the offeror is any other company) (sect.3).

Compre Trabajo Argentino also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with the information necessary for them to participate. This mandatory publication requires considerable lead-time prior to the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with Compre Trabajo Argentino is subject to criminal sanctions.

Public Law No. 18,875 establishes the obligation to exclusively contract services with local companies and professionals, as defined in such law. Any exception must receive prior approval by the corresponding Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for Telecom Argentina to present half-year affidavit on the fulfillment of these rules. Non-compliance with this procedure is subject to administrative sanctions.

This regulation, thus, reduces the operating flexibility of Telecom Argentina due to the time required to request bids for services and/or to obtain an approval of the relevant authority when necessary, and the higher administrative expenses derived from the obligation to present half-year affidavits.

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

A description of Telecom Argentina’s subsidiaries with their respective percentage of capital stock owned by Telecom Argentina is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of December 31, 2007 (i)
Voice, data and Internet	Telecom Argentina USA	100.00%
	Micro Sistemas (ii)	99.99%
Wireless	Personal	99.99%
	Nucleo	67.50%

(i)                                     Percentage of equity interest owned has been rounded.

(ii)                                  Dormant entity at December 31, 2007.

As of December 31, 2007, the operations from the former subsidiary Publicom has been consolidated in a separate caption in the consolidated statement of income (“Discontinued operations”); so, the former reportable segment “Directories publishing” has been replaced for this line item in the Segment information. Additional information is given in Note 12.

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

3.                                      Preparation of financial statements (continued)

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

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the year ended December 31, 2007, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As reported (*) (I)	As restated through September 30, 2003 (**) (II)	Effect (I) – (II)
Total assets	9,170	9,107	(63)
Total liabilities	6,066	6,044	(22)
Minority interest	1,449	1,432	(17)
Shareholders’ equity	1,655	1,631	(24)

Net income	478	485	7

(*)  As required by CNV resolution.

(**) As required by Argentine GAAP.

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

(e) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

(f) Concentration of credit risk

The Company’s cash equivalents and investments include high-quality securities placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Telecom Group’s customers include numerous corporations. The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,849,000 (unaudited) at December 31, 2007, 3,750,000 (unaudited) at December 31, 2006 and 3,625,000 (unaudited) at December 31, 2005 and wireless customer lines, excluding prepaid lines (Argentina and Paraguay combined) were 3,774,000 (unaudited) at December 31, 2007, 3,032,000 (unaudited) at December 31, 2006 and 2,233,000 (unaudited) at December 31, 2005.

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

(g) Earnings per share

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

Additionally, the Company informs the reconciliation between the net income (loss) in the statements of income and the net income (loss) used to calculate the earning per ordinary share:

	Years ended December 31,
	2007	2006	2006
Net income in the statements of income	$478	$129	$727
Less:
Results corresponding to Class “A” and Class “B” preferred shares	(254)	(81.5)	(372.6)
Total results used to calculate earning per ordinary share.	$224	$47.5	$354.4

4.                                      Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using year-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate line item in the equity section.

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

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue” in accounts payable.

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

The revenues and related expenses associated with the sale of equipment are recognized when the products are delivered and accepted by the customers.

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

Discontinued operations (former “Directory publishing”, see Note 12)

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Company’s contractual obligation to customers.

Revenues related to Internet advertising are recognized at the time the advertisement is available on the Internet network.

4.                                      Summary of significant accounting policies (continued)

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No. 398 allowed the application of CPCECABA Resolution MD No. 3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 28, 2003.

The net carrying value of these capitalized costs was $106 as of December 31, 2007 ($96 in the Voice, data and Internet segment and $10 in the Wireless segment) and $210 as of December 31, 2006 ($175 in the Voice, data and Internet segment and $35 in the Wireless segment).

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

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at year-end.

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

(h) Investments

Time deposits are valued at their cost plus accrued interest at year-end.

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

Other assets from discontinued operations are stated as follows:

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

As of the date of these financial statements, the Telecom Group has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.7% of the total transferred buildings, representing $11 of net carrying value as of December 31, 2007. Nevertheless, the Telecom Group is in complete possession of these fixed assets and operates them normally.

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

The Telecom Group capitalizes interest on long-term construction projects. Interest capitalized was $23, $14 and $6 for the years ended December 31, 2007, 2006 and 2005, respectively.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	20
Buildings	50
Tower and pole	15
Transmission equipment	10-20
Wireless network access	7-9
Switching equipment	7-8
Power equipment	7-15
External wiring	10-20
Computer equipment	3-7
Telephony equipment and instruments	5-10
Installations	3-10

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

4.                                      Summary of significant accounting policies (continued)

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

- PCS and Band B of Paraguay licenses

Nucleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through fiscal year 2007.

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

Intangible assets from discontinued operations (trademarks) are amortized under the straight-line method over 15 years.

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

4.                                      Summary of significant accounting policies (continued)

Based on the foregoing, the Telecom Group considered an impairment charge not to be necessary for its long-lived assets.

(n) Severance indemnities

Severance payments made to employees are expensed as incurred.

(o) Taxes payable

- Income taxes

As per Argentinean Tax Law, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented.

Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

The statutory income tax rate in Paraguay was 10% for all periods presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5%. Additionally, when dividends are paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts paid to the shareholders.

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

The Telecom Group has utilized a portion of its tax loss carryforwards in the computation of income taxes for the year ended December 31, 2006. However, there are remaining tax loss carryforwards as of December 31, 2007. Accordingly, Telecom has determined an additional proportional charge for the year ended December 31, 2007 for the tax on minimum presumed income of $34, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Telecom Group’s tax projections and the 10-year legal expiration term for use of the credit.

For the year ended December 31, 2007, Personal has estimated a provision for income taxes, net of its tax loss carryforwards, of the receivable from the tax on minimum presumed income (amounting to $103) and of payments in advance of income taxes (amounting to $13).

- Turnover tax

Under Argentine tax law, the Telecom Group is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the years ended December 31, 2007, 2006 and 2005.

- Property tax – Nortel’s substitute responsibility

It is the responsibility of Nortel as regards the tax on the holding of shares, either by individuals or legal entities, with domicile in a foreign country, by whom the Company is obliged required to pay in said tax, in its capacity as substitute responsible. The applicable rate is 0.50% over the equity that arises at the end of every fiscal year. This receivable has been fully provided for as of December 31, 2007 and 2006.

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

4.                                      Summary of significant accounting policies (continued)

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of December 31, 2007 and 2006 as required by RT 23. As of December 31, 2007, this provision amounts to $18.

The following tables summarize benefit costs for the years ended December 31, 2007, 2006 and 2005, as well as the benefit obligations associated with postretirement benefit plans as of December 31, 2007 and 2006:

	As of December 31,
	2007	2006
Accumulated benefit obligation	$7	$6
Effect of future compensation increases	11	8
Projected benefit obligation	$18	$14

	Years ended December 31,
	2007	2006	2005
Service cost	$1	$1	$1
Interest cost	3	3	2
Total benefit cost	$4	$4	$3

The actuarial assumptions used are based on market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2007	2006	2005
Discount rate (1)	10.5%	10.5%	10.5%
Projected increase rate in compensation	10.5-14%	10-12%	10-30%

(1)Represents estimates of real rate of interest rather than nominal rate in $.

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

(q) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criterion was used by Telecom Argentina to account for its respective debt restructuring in August 2005. Additional information is given in Note 8.

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

4.                                      Summary of significant accounting policies (continued)

(s) Derivatives to compensate future risks or minimized financial costs

Telecom Argentina has adopted the Caption No. 2 of RT 18 issued by the FACPCE, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component between the Liabilities and the Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings.

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

(u) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for years ended December 31, 2007, 2006 and 2005 are shown in Note 17.h. under the line item “Advertising”.

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

At the time of issuance of Class “A” preferred shares, there were no specific domestic standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company recorded such shares in its stockholders’ equity and valued them at their nominal value, restated in constant pesos at each year-end, since, based on their issue terms, they were an equity instrument subject to corporate risk.

RT 17 establishes as a particular standard that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount and on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and disclosed basically considering their substance and economic reality.

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

5.                                      Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of December 31, 2007	As of December 31, 2006
Cash	$7	$12
Banks	38	18
	$45	$30

(b) Investments

Investments consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Time deposits	$848	$562
Mutual funds	99	73
	$947	$635
Non current
2003 Telecommunications Fund	$1	$1
	$1	$1

(c) Accounts receivable

Accounts receivable consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Voice, data and Internet	$478	$433
Wireless (i)	539	411
Wireless – related parties (Note 7)	7	4
Subtotal	1,024	848
Allowance for doubtful accounts	(126)	(105)
	$898	$743

(i) Includes $25 as of December 31, 2007 and $28 as of December 31, 2006 corresponding to Nucleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Derivatives	$212	$—
Prepaid expenses	42	34
Tax credits	35	36
Credit on SC Resolution No. 41/07 and IDC (Note 2.h and j)	12	—
Restricted funds	9	29
SU credits (Note 2.d)	9	—
Other	36	40
Subtotal	355	139
Regulatory contingencies (Notes 2 h and j and 16.e)	(12)	—
Allowance for doubtful accounts	(11)	(11)
	$332	$128
Non current
Credit on minimum presumed income tax (i)	$227	$296
Derivatives	—	85
Credit on SC Resolution No. 41/07 and IDC (Note 2.h and j)	77	—
Restricted funds	14	15
Prepaid expenses	15	14
Other tax credits	21	14
Other	13	2
Subtotal	367	426
Regulatory contingencies (Notes 2 h and j and 16.e)	(64)	—
Allowance for doubtful accounts	(21)	(14)
	$282	$412

(i) Considering the current expiration period (10 years), the Telecom Group considers the ultimate realization of the credit to be more likely than not based on current projections.

(e) Inventories

Inventories consist of the following:

	As of December 31, 2007	As of December 31, 2006
Wireless handsets and equipment	$175	$188
Allowance for obsolescence	(18)	(12)
	$157	$176

5.                                      Breakdown of the main accounts (continued)

(f) Other assets

Other assets consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Fixed assets held for sale	$5	$20
Allowance for other assets	—	(5)
	$5	$15
Non current
Fixed assets held for sale	$9	$19
Allowance for other assets	(4)	(9)
	$5	$10

(g) Fixed assets

Fixed assets consist of the following:

	As of December 31, 2007	As of December 31, 2006
Non current
Net carrying value (Note 17.a)	$5,758	$5,761
Write-off of materials	(20)	(22)
	$5,738	$5,739

(h) Accounts payable

Accounts payable consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Fixed assets suppliers	$563	$463
Inventories suppliers	202	253
Other assets and services suppliers	680	568
Subtotal	1,445	1,284
Deferred revenues	103	81
Agent commissions	34	70
Related parties (Note 7)	53	40
SU reimbursement (Note 2.d)	6	6
	$1,641	$1,481

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Vacation, bonuses and social security payable	$145	$114
Termination benefits	19	17
	$164	$131
Non current
Termination benefits	$43	$32

(j) Taxes payable

Taxes payable consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Tax on SU (Note 2.d)	$97	$95
VAT, net	55	8
Turnover tax	43	46
Tax on minimum presumed income, net	15	18
Internal taxes	19	13
Regulatory fees	11	12
Income tax, net (i)	1	3
Other	28	28
	$269	$223
Non current
Deferred tax liabilities	$289	$68

(i) In 2007, Personal, Nucleo and Telecom Argentina USA had tax expenses. However, Personal has offset the expenses with $103 corresponding to credits on tax on minimum presumed income and $13 corresponding to payments in advance of income taxes; Nucleo has offset the expenses with $11 corresponding to payments in advance of income taxes and Telecom Argentina USA has offset the expenses with $1 corresponding to payments in advance of income taxes. In 2006, it corresponds to Nucleo.

5.                                      Breakdown of the main accounts (continued)

(k) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Contributions to government programs (Note 2.h)	$—	$13
Deferred revenue on sale of capacity and related services	7	6
Guarantees received	7	5
Court fee	3	3
Contingencies payable	20	—
Other	13	9
	$50	$36
Non current
Deferred revenue on sale of capacity and related services	$60	$49
Asset retirement obligations	26	24
Retirement benefits	18	14
Court fee	12	14
Other	4	1
	$120	$102

(l) Net sales

Net sales consist of the following:

	Years ended December 31,
	2007	2006	2005
Voice	$2,601	$2,467	$2,385
Data	173	156	140
Internet	528	430	346
Subtotal	3,302	3,053	2,871
Wireless in Argentina	5,339	3,964	2,576
Wireless in Paraguay	433	355	221
	$9,074	$7,372	$5,668

(m) Gain on equity investees

Gain on equity investees consists of the following:

	Years ended December 31,
	2007	2006	2005
Gain on capital reimbursement of Nucleo	$—	$6	$—
Loss on 2003 Telecommunications Fund	—	(1)	—
Gain on sale of equity interest in Intelsat Ltd	—	—	7
	$—	$5	$7

(n) Financial results, net

Financial results, net consist of the following:

	Years ended December 31,
	2007	2006	2005
Generated by assets
Interest income	$94	$77	$101
Related parties (Note 7)	1	—	—
Foreign currency exchange gain (loss)	26	6	(273)
Holding losses on inventories	(59)	(5)	(14)
Other	—	8	(16)
Total generated by assets	$62	$86	$(202)
Generated by liabilities
Interest expense (i)	$(294)	$(365)	$(674)
Less capitalized interest on fixed assets	23	14	6
Loss on discounting of debt	(84)	(131)	(116)
Foreign currency exchange gain (loss)	(293)	(204)	761
Gain (loss) on derivatives	141	114	(83)
Other	4	2	—
Total generated by liabilities	$(503)	$(570)	$(106)
	$(441)	$(484)	$(308)

(i) Includes $82 as of December 31, 2005, corresponding to penalty interests.

5.                                      Breakdown of the main accounts (continued)

(o) Other expenses, net

Other expenses, net consist of the following:

	Years ended December 31,
	2007	2006	2005
Provision for contingencies	$(79)	$(82)	$(79)
Provision for regulatory contingencies	(42)	(14)	(7)
Severance payments and termination benefits	(84)	(48)	(56)
Gain on SC Resolution No. 41/07 and IDC (Note 2.h and j)	92	—	—
Gain on sale of fixed assets and other assets	19	7	6
Allowance for doubtful accounts and other assets	(7)	(15)	(21)
Allowance for obsolescence of inventories	(7)	(5)	(7)
Allowance for obsolescence of materials	—	(22)	—
SU reimbursement	—	—	(11)
Other, net	7	(7)	12
	$(101)	$(186)	$(163)

(p) Gain on debt restructuring

Gain on debt restructuring consists of the following:

	Years ended December 31,
	2007	2006	2005
Discount on principal	$—	$—	$167
Discount on accrued and penalty interest	—	—	984
Gain on discounting of debt	—	—	352
Subtotal before related expenses	—	—	1,503
Other related expenses	—	—	(79)
	$—	$—	$1,424

6.                                      Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of December 31,
	2007	2006	2005	2004
Cash and banks	$45	$30	$44	$31
Current investments	947	635	604	3,640
Total as per balance sheet	$992	$665	$648	$3,671
Less:
Items not considered cash and cash equivalents
- Time deposits with maturities of more than three months.	(534)	—	—	(463)
- Government bonds (i)	—	—	(40)	(251)
- Equity investments	—	—	—	(8)
Total cash and cash equivalents as shown in the statement of cash flows	$458	$665	$608	$2,949

(i) Corresponds to the current portion of held-to-maturity investments.

The financial and holding results included in the total cash flows provided by operating activities are as follows:

	Years ended December 31,
	2007	2006	2005
Foreign currency exchange gain on cash and cash equivalents	$17	$6	$(253)
Interest income generated by current investments	52	42	69
Interest income generated by accounts receivable	41	35	32
Gain (loss) on swap settlement	12	(41)	—
Subtotal	122	42	(152)
Other cash flows provided by operating activities	2,820	2,314	2,115
Total cash flows provided by operating activities	$2,942	$2,356	$1,963

Income taxes eliminated from operating activities components:

	Years ended December 31,
	2007	2006	2005
Reversal of income tax included in the statement of income	$292	$(22)	$119
Income taxes paid	(8)	(21)	(11)
Total income taxes eliminated from operating activities	$284	$(43)	$108

6.                                      Supplementary cash flow information (continued)

Changes in assets/liabilities components:

	Years ended December 31,
	2007	2006	2005
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(2)	$(5)	$(2)
Trade accounts receivable	(221)	(132)	(118)
Other receivables	(96)	(63)	22
Inventories	(51)	(85)	(49)
	$(370)	$(285)	$(147)
Net (decrease) increase in liabilities
Accounts payable	$(21)	$247	$229
Salaries and social benefits payable	44	30	23
Taxes payable	6	(33)	(12)
Other liabilities	9	22	9
Contingencies	(50)	(73)	(13)
	$(12)	$193	$236

Interest paid during the years ended December 31, 2007, 2006 and 2005 (including debt restructuring related expenses), amounted to $293, $414 and $944, respectively.

•      Main non-cash operating transactions:

	Years ended December 31,
	2007	2006	2005
Provision for minimum presumed income tax	$34	$46	$47
Derivatives	129	155	(83)
Credit on minimum presumed income tax offset with income taxes	128	—	—
Income tax rate deducted from dividends collected from foreign companies	7	—	—
Foreign currency translation adjustments in assets	56	73	27
Foreign currency translation adjustments in liabilities	30	37	18

•      Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2007	2006	2005
Acquisition of fixed assets (Note 17.a)	$(1,416)	$(1,176)	$(616)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(445)	(116)	(142)
Less:
Acquisition of fixed assets through incurrence of accounts payable	623	446	194
Capitalized interest on fixed assets	23	14	6
Wireless handsets lent to customers at no cost (i)	5	4	3
Asset retirement obligations	2	3	8
	$(1,208)	$(825)	$(547)

(i)            Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2007	2006	2005
Acquisition of intangible assets (Note 17.b)	$(27)	$(72)	$(36)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(14)	(6)	(14)
Less:
Acquisition of intangible assets through incurrence of accounts payable	6	13	4
Debt issue costs classified as financing activities	—	24	13
	$(35)	$(41)	$(33)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2007	2006	2005
Time deposits with maturities of more than three months	$(532)	$—	$442
Government bonds with maturities of more than three months	—	45	213
Proceeds for the sale of equity investments	—	—	13
Total cash flows from investments not considered as cash equivalents	$(532)	$45	$668

•      Financing activities components:

	Years ended December 31,
	2007	2006	2005
Debt proceeds	$45	$36	$1,236
Payment of Notes	(932)	(1,027)	(3,432)
Payment of bank loans	(358)	(86)	(1,252)
Payment of interest on Notes	(264)	(316)	(773)
Payment of interest on bank loans	(29)	(74)	(125)
Dividends paid	(38)	—	—
Payment of debt restructuring related expenses	—	(24)	(46)
Payment of liquidating dividend of Nucleo	—	(4)	—
Total financing activities components	$(1,576)	$(1,495)	(4,392)

7 - Related party transactions

(a) Related parties

Related parties are those legal entities or individuals which are related to the indirect shareholders of the Company.

(b) Changes in the equity stocks of the indirect shareholders of Nortel

In April 2007, Pirelli & C. S.p.A., Sintonia S.p.A. and Sintonia S.A., jointly released a statement about an agreement oriented towards the transfer of their respective shares in Olimpia S.p.A. (which, as of that date, held 18% of Telecom Italia S.p.A.’s capital stock), to a joint company (“Telco”) made up by Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. and Telefonica, S.A. (from Spain), which would own approximately 23% of Telecom Italia’s capital stock with a right to vote (“the Transaction”).

As Telefonica de Argentina S.A., subsidiary of Telefonica, S.A. (from Spain), is Telecom Argentina’s main competitor, before the Transaction ended, Telecom Argentina’s directors and the member of its Supervisory Committee analyzed the consequences which the Transaction would have over said company, particularly as regards the Law for Defense of the Competition (Ley de Defensa de la Competencia or “LDC”), which in Telecom Argentina’s Board gave rise to different opinions, which are backed by reports written by experts in the area.

Telecom Argentina’s Board resolved that as the Transaction constitutes the acquisition of a minority shareholding which, under the terms of section 8 of LDC should not be notified, as it does not imply a modification on the “control” over Telecom Argentina and even when the conclusion shall be that said acquisition of a minority shareholding impartially implies a transfer of “control” (at least in the abstract), Telefonica, S.A. (from Spain) “auto-limitation” guarantees the independent management of both groups, by reason of which it is not in the presence of the situation banned by section 7 of LDC.

The controlling authorities were informed of the resolution adopted by the Board of Telecom Argentina. Additionally, Telecom Argentina and some regular or alternate directors submitted subsequent notes on the subject to said authorities, where they expressed their personal opinion about the transaction, and which are available at the Financial Information Highway of the CNV (www.cnv.gov.ar).

The National Commission for the Defense of the Competition (Comisión Nacional de Defensa de la Competencia or “CNDC”) opened an administrative proceeding recorded as “Telefónica de España, Olimpia y Otros s/Diligencia Preliminar (DP No. 29)”, with the purpose of determining if the Transaction “has an impact on the competitors in the Argentine market, according to the rules and regulations in force” and asked the President and Vice President of Telecom Argentina to testify in said respect. In connection with said file, on October 16, 2007, the CNDC issued Resolution No. 78/07 which granted the CNDC “a mechanism for the verification, control and monitoring”, in Telecom Argentina for a 2 month period, and determined the appointment of two Supervisors-Observers, one acting on behalf of the CNDC and the other on behalf of the CNC, who would be in charge of “the custody of the public interest of the market, competitors, users and customers”.

This period was extended for another 2 month period (up to February 19, 2008). In the performance of their duties, the Supervisors-Observers have requested from Telecom Argentina information and documentation, have attended the meetings of the decision-making organs of Telecom Argentina (Board of Directors and Management Council), and have interviewed the Board of Directors of Telecom Argentina, members of the Supervisory Committee of Telecom Argentina and several members of the Management of Telecom Argentina; they have at all times received the assistance of Telecom Argentina. At the date of issuance of these consolidated financial statements, neither the Company nor Telecom have no knowledge of any report prepared by these Supervisors-Observers as requested by Resolution No. 78/07.

On October 25, 2007, Telefonica, S.A. (from Spain) made a public statement that said: “Telefonica, S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A, Mediobanca S.p.A and Sintonia S.A. (Benetton) have bought today, October 25, 2007, Olimpia S.p.A.’s aggregate amount through the Italian company Telco S.p.A., which holds approximately 23.6% of Telecom Italia S.p.A.’s capital stock with a right to vote”.

7 - Related party transactions (continued)

At the closing date of the Transaction, Telecom Argentina’s Board of Directors adopted the following resolutions:

1.     A note was submitted to the CNDC, in Administrative File DP No. 29, with the purpose of clearly stating that Telecom Argentina has not taken any part in the Transaction whatsoever. Additionally, and taking into account that 46% of Telecom Argentina’s capital stock has the authorization to be listed on the BCBA and the NYSE, a request was submitted to the CNDC that any measure that said entity could adopt about the Transaction, shall not in any way affect Telecom Argentina, as this company is not an intervening party in said transaction and, for this reason, is not a party in the agreed transaction. A copy of this note shall be submitted to the SC and the CNC for the correct information before said entities.

2.     Notes were submitted to the SC and the CNC correspondingly, with the purposes abovementioned; additionally, copies of said notes were submitted to the CNDC.

3.     Telefonica, S.A. and Telefonica de Argentina S.A were notified, with the purpose of giving notice that, if due to the Transaction, Telecom Argentina suffered any damage or loss of any nature, Telecom Argentina reserves the right to bring any and all the legal actions that may correspond, with the purpose of demanding a full and complete compensation, including all the spending and costs resulting from the legitimate defense of Telecom Argentina’s rights.

On November 9, 2007, Nortel’s Board backed the above mentioned decisions adopted by Telecom Argentina.

Telefonica, S.A. (from Spain) reasserted what was informed to the corresponding authorities as regards “Telefonica, S.A. (from Spain) has no participation whatsoever in Telecom Argentina S.A.’s management and for this reason Telefonica, S.A. (from Spain) could hardly cause Telecom Argentina S.A any direct damage”.

On February 11, 2008, Telecom Argentina, Telecom Personal, Nortel Inversora and Sofora Telecomunicaciones were notified of the decision of the National Court of First Instance in Commercial Matters N° 16, Secretariat N° 32, upon the precautionary measure, where it is stipulated that an informing supervisor shall be appointed in the mentioned companies, for a period of two months, who shall have the powers of a supervisor. Said supervisor has the duty to duly submit his reports to the Court, so that the Court may evaluate if any risks due to conflict of interests in the decision making in Telecom Argentina S.A. may occur due to Telefonica S.A. (from Spain) entering in Telco.

Within the specified legal terms, Nortel Inversora and the rest of the companies under the precautionary measure have made an appeal against said measure.

The precautionary measure was requested by W de Argentina - Inversiones S.L. and Messrs. Adrián, Gerardo, Daniel and Darío Werthein. Within the scope of said actions, a private pre-trial conference was called on March 5, 2008, to which the Company and other companies of the group and the regular and alternate directors of Nortel Inversora, Mr.Franco Livini, Mr.Oscar Carlos Cristianci, Mr. Bruno Iapadre and Mr Jorge Alberto Firpo were summoned.

(c) Balances and transactions with related parties

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

The following is a summary of the balances and transactions with related parties as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005:

7 - Related party transactions (continued)

	As of December	As of December
	31, 2007	31, 2006
Accounts receivable
Telecom Italia S.p.A. (b) (c)	2	2
TIM Celular S.A. (b)	5	2
	$7	$4
Accounts payable:
Telecom Italia Sparkle S.p.A. (b)	$9	$15
Telecom Italia S.p.A. (b) (c)	12	7
Italtel Argentina S.A. (b)	25	6
Entel S.A. (Bolivia) (b)	2	1
Etec S.A. (b)	1	1
Latin American Nautilus Argentina S.A. (b)	2	2
Latin American Nautilus USA Inc. (b)	1	1
TIM Celular S.A. (b)	—	6
Italtel S.p.A. (b)	—	1
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	1	—
	$53	$40

		Years ended December 31,
	Transaction description	2007	2006	2005
Services rendered:
Related parties as of December 31, 2007
TIM Celular S.A. (b)	Roaming	$12	$9	$6
Telecom Italia S.p.A. (b) (c)	Roaming	7	5	5
Telecom Italia Sparkle S.p.A. (b)	International inbound calls	6	6	3
ENTEL S.A. (Bolivia) (b)	International inbound calls	3	2	1
Latin American Nautilus Argentina S.A. (b)	International inbound calls	2	1	1
Latin American Nautilus USA Inc.(b)	International inbound calls	—	—	1
Standard Bank (a) (d)	Usage of fixed telephony	5	—	—
Standard Bank (a) (d)	Interest	1	—	—
Former related parties (e)
Entel Chile S.A.	International inbound calls	—	—	3
Golden Lines	International inbound calls	—	—	1
ENTEL PCS Telecomunicaciones S.A.	Roaming	—	—	2
Corporacion Digitel C.A.	Roaming	—	—	1
Total services rendered		$36	$23	$24
Services received:
Related parties as of December 31, 2007
Telecom Italia S.p.A. (b) (c)	Fees for services and roaming	(28)	(17)	(20)
Telecom Italia Sparkle S.p.A. (b)	International outbound calls	(17)	(19)	(9)
ENTEL S.A. (Bolivia) (b)	International outbound calls	(5)	(4)	(3)
Etec S.A. (b)	International outbound calls	(4)	(4)	(4)
Latin American Nautilus USA Inc. (b)	International outbound calls	(1)	(1)	(1)
Latin American Nautilus Argentina S.A. (b)	Lease of circuits	(1)	(2)	(1)
TIM Celular S.A. (b)	Roaming and Maintenance, materials and supplies	(6)	(10)	(3)
Italtel Argentina S.A. (b)	Maintenance, materials and supplies	(3)	(4)	(1)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Salaries and social security	(8)	(6)	(3)
La Estrella Cía de Seguros de Retiro S.A. (a)	Salaries and social security	(1)	—	—
Caja de Ahorro y Seguro S.A. (a)	Insurance	(1)	(2)	—
Caja de Seguros S.A. (a)	Insurance	(2)	(2)	(1)
Haras El Capricho S.A. (a)	Advertising	(1)	—	—
Former related parties (e)
Tel3 S.A.	Lease of circuits	—	—	(8)
Entel Chile S.A.	International outbound calls	—	—	(3)
Golden Lines	International outbound calls	—	—	(1)
Total services received		$(78)	$(71)	$(58)
Purchases of fixed assets/intangible assets:
Related parties as of December 31, 2007
Italtel Argentina S.A. (b)		$85	$51	$14
Telecom Italia Sparkle S.p.A. (b)		26	47	18
Latin American Nautilus Argentina S.A. (b)		1	3	1
Telecom Italia S.p.A. (b)		2	—	—
Italtel S.p.A. (b)		—	—	1
Latin American Nautilus USA Inc.(b)		—	1	—
Former related parties (e)
Tel3 S.A.		—	—	3
Pirelli Energía Cables y Sistemas de Argentina S.A.		—	—	6
Total fixed assets and intangible assets		$114	$102	$43

(a)          Such companies relate to W de Argentina - Inversiones S.L.

(b)         Such companies relate to Telecom Italia Group.

(c)          Transactions with Telecom Italia Mobile S.p.A. are disclosed together with the transactions with Telecom Italia S.p.A., as a consequence of the merger of these companies.

(d)         This company is a related party as from April 2007.

(e)          These entities are no longer related parties at December 31, 2007.

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01.

7 - Related party transactions (continued)

(d) Dissolution of Cable Insignia

Since Cable Insignia has no operations, on April 25, 2003, the Annual Shareholders’ Meeting of Cable Insignia had approved the entity’s dissolution. On October 17, 2006, the Extraordinary Shareholders’ Meeting of Cable Insignia approved the closing financial statements and winding-up of assets and liabilities. Personal received $0.4 million in this connection. In February 2008, Cable Insignia was disolved.

8 – Debt of the Telecom Group

8.1. Short-term and long-term debt

As of December 31, 2007 and 2006, the Telecom Group’s short-term and long-term debt comprises the following:

	As of December	As of December
	31, 2007	31, 2006
Short-term debt:
- Principal:
Notes	$1,372	$1,014
Bank loans	69	334
Subtotal	1,441	1,348
- Accrued interest	30	42
- Derivatives	3	5
Total short-term debt	$1,474	$1,395
Long-term debt:
- Principal:
Notes	$1,781	$2,798
Bank loans	5	51
Subtotal	1,786	2,849
- Effect on discounting of debt	(62)	(146)
Total long-term debt	$1,724	$2,703
Total debt	$3,198	$4,098

The following table segregates the Telecom Group’s debt by company as of December 31, 2007:

	Telecom	Personal	Nucleo	Consolidated as of December 31, 2007	Consolidated as of December 31, 2006
• Principal	2,357	833	37	3,227	4,197
• Accrued interest	29	1	—	30	42
Subtotal	2,386	834	37	3,257	4,239
• Effect on discounting of debt	(62)	—	—	(62)	(146)
• Derivatives	3	—	—	3	5
Total debt	2,327	834	37	3,198	4,098
• Short-term debt	1,360	82	32	1,474	1,395
• Long-term debt	967	752	5	1,724	2,703

8.2. Debt of Telecom Argentina

On August 31, 2005, Telecom Argentina completed its debt restructuring and complied with the terms of the APE. Telecom Argentina issued Series A and B Notes and made mandatory and optional principal prepayments. Such prepayments effectively prepaid all principal amortization payments originally scheduled through October 15, 2007. As from October 2005 through October 2007, Telecom Argentina has made mandatory and optional principal prepayments, including the net cash proceeds from the sale of Publicom (see Note 12), which prepaid all principal amortization payments originally scheduled up to April 2010 and 73.6% of the principal amortization payment originally scheduled due October 2010. By means of this, since the issuance date of the notes, Telecom Argentina has cancelled 42.68% of Series A Notes and 83.02% of Series B Notes.

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

8 – Debt of the Telecom Group (continued)

•             Restructured Notes

Terms and conditions

Series A Notes are due in 2014 and Series B Notes are due in 2011. Series A Notes and Series B Notes were split into listed and unlisted notes.

Series A-1 Notes are dollar- or euro-denominated listed notes. Series A-2 Notes are dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes are dollar-denominated notes only.

                Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 14, 2008	From October 15, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

                Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
December 31, 2007	B+	A+	B	A
February 19, 2008	B+	A+	B+	AA-

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

On April 16, 2007, Telecom made a cash payment of $249 corresponding to “excess cash” determined for the period ended on December 31, 2006 and on October 16, 2007, Telecom made a cash payment of $455 corresponding to “excess cash” determined for the period ended on June 30, 2007. Based on the December 31, 2007 financial statements, Telecom Argentina has determined an “excess cash” of $427 (equivalent to US$ 136 million).

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

(ii)           Amend Section 3.21 “Reinvestment of Dividends Paid by Telecom Personal” to eliminate it in its entirety. This section establishes that Telecom Argentina should reinvest in Personal any dividend received by Personal; and

(iii)          Eliminate certain definitions, such as, “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment”.

On March 27, 2006, the Bank of New York as Trustee entered into a supplementary Trust Agreement with Telecom Argentina in order to include the approved amendments. Telecom Argentina paid to the noteholders that voted the amendments consent fees for $18. These fees were deferred and are amortized under the interest method over the life of the debt.

Telecom Argentina is in compliance with all debt covenants.

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

8 – Debt of the Telecom Group (continued)

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

Measurement of the restructured Notes

The new debt was initially recorded at fair value. Fair value was determined as the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the time of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the estimated payments of the restructured debt have been discounted to its present value (at each measurement date) using the August 31, 2005 discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes (all tax-free rates for the noteholders, as applicable).

Description of the restructured Notes

The following table shows the main characteristics of the outstanding series of Notes as of December 31, 2007:

					Book value at December 31, 2007 (in million of $)					Fair value
Series	Class	Nominal value (in millions)	Outstanding debt	Maturity date	Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total	as of December 31, 2007
Listed
A-1	1	US$ 98	US$ 56	October 2014	176	2	178	(8)	170	169
A-1	2	Euro 493	Euro 283	October 2014	1,308	13	1,321	(41)	1,280	1,229
B-1	1	US$ 933	US$ 158	October 2011	499	11	510	—	510	512
					1,983	26	2,009	(49)	1,960	1,910
Unlisted
A-2	1	US $7	US$ 4	October 2014	14	—	14	—	14	13
A-2	2	Euro 41	Euro 23	October 2014	109	1	110	(4)	106	102
A-2	3	Yen 12,328	Yen 7,067	October 2014	197	1	198	(9)	189	188
A-2	4	$ 26	(**) $ 19	October 2014	19	—	19	—	19	19
B-2	1	US$ 66	US$11	October 2011	35	1	36	—	36	36
					374	3	377	(13)	364	(*) 358
					2,357	29	2,386	(62)	2,324	2,268

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

8 – Debt of the Telecom Group (continued)

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

The main features of the outstanding swap contracts at December 31, 2007 are as follows:

Characteristics of the agreement	Swap in Euros	Swap in Yen
- Date of the contract	08.23.05	09.30.05
- Principal swap exchange rate	1.2214 US$/Euro	113.3 Yen/US$
- Outstanding principal to receive subject to contract	€ 296 million	¥ 6,830 million
- Outstanding principal to render subject to contract	US$ 361 million	US$ 60 million
- Interest rate to be received in Euro/Yen (*)	4.83% annual	1.93% annual
- Interest rate to be paid in US$ 6.90% annual	6.90% annual	6.02% annual
- Total principal and interest to be received	€ 309 million	¥ 6,953 million
- Total principal and interest to be paid	US$ 384 million	US$ 64 million

• Swap estimated market value as of 12.31.07 - (assets) liabilities	(US$ 66.9 million)	US$ 0.5 million

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

In June 2007 and December 2007, respectively, Personal paid the Series 2 installments for an aggregate amount of $25 each ($22 for principal and $3 for interest).

8 – Debt of the Telecom Group (continued)

The following table shows the outstanding series of Notes as of December 31, 2007:

					Book value as of December 31, 2007 (in million of $)				Fair value as of December 31, 2007
Series	Nominal value (in millions)	Term in years	Maturity Date	Annual rate %	Principal	Accrued interest	Issue discount and underwriting fees	Total
2	$ 87	3	December 2008 (a)	(b) 20.00	44	—	—	44	(c) 44
3	US$ 240	5	December 2010	9.25	756	1	(4)	753	767
				Total	800	1	(4)	797	811

(a) The maturity dates of the two outstanding installments of this series are: June 2008 and December 2008, respectively.

(b) Floating Badlar plus 6.5%. Badlar for the period December 22, 2007 through March 22, 2008 is 13.5688%. The terms and conditions of the Notes require that total interest rate cannot be lower than 10% or higher than 20%.

(c) Personal estimates that the fair value does not differ from book value.

Personal may, at any time and from time to time, purchase notes at market price in the secondary market.

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
December 31, 2007	B+	A+	B	A
February 19, 2008	B+	A+	B+	AA-

2. Bank loans

In October 2005, Personal entered into a US$20 million loan agreement with a financial institution due February 2008. As of December 31, 2007, the book value of this loan amounts to $37 (in February 2007, Personal prepaid US$8 million). In February 2008, Personal fully paid this loan at its maturity date for an aggregate amount of US$12 million, equivalent to $38.

On December 22, 2005, Personal entered into two Syndicated loans for US$ 69 million and $87, respectively. During 2007, Personal paid, on the due date, the Peso Facility and the Dollar Facility for an aggregate amount of $90 ($87 for principal and $3 for interest) and $219 ($215 for principal and $4 for interest), respectively.

3. Covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various covenants, including:

•                  in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

•                  in the case of Series 3, if at any time the Leverage Ratio (total outstanding indebtedness / consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1.00 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum.

4. Negative covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various negative covenants, including limitations on:

a)             Incurrence and/or assumption of, and/or permitting to exist in Personal or its subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)            Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed 3.00 to 1.00;

c)             Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

d)            The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

e)             Sale and leaseback transactions;

f)               Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

8 – Debt of the Telecom Group (continued)

5. Events of default

The terms and conditions of Personal’s new Notes provide for certain events of default as follows:

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

(b) Nucleo

During the first quarter of 2006, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of US$ 9.5 million; these funds plus Nucleo’s own funds (US$ 7.5 million) were used to cancel the remaining financial debt of US$ 59 million, refinanced in November 2004.

Related to the new debt, Nucleo cancelled US$ 1.5 million during July and August 2006, and US$ 3.2 million during fiscal year 2007. Additionally, during the first quarter of 2008, Nucleo cancelled US$ 1.6 million at the due date.

The terms and conditions of the new loans entered into between Nucleo and banks with operations in Paraguay include, among other standard provisions for this type of transaction, the following clauses:

•                  the reimbursement of the loan shall be made in semiannual payments, the later of which to be paid on February 27, 2009; the payment of accrued interests shall be made quarterly;

•                  the debt accrues interest at an annual nominal rate of 5.9% for its effective first year, and might be adjusted according to US LIBOR variations, in accordance with the conditions of each contract in particular.

Additionally, during the first half of 2007, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of Guaranies 62,156 million (equivalent to $40), with maturity dates in a range between six and nine months and a payment of accrued interests that shall be made quarterly. During the last quarter of 2007, Nucleo cancelled, at the due date, Guaranies 27,860 million (equivalent to $18) and in January 2008, cancelled, at the due date, Guaranies 21,547 million (equivalent to $14). In January 2008, Nucleo renewed a loan for a total amount of Guaranies 12,750 million (equivalent to $8). This new loan is a bullet loan with nine-month installments.

9 – Shareholders’ equity

9.1 – Of the Company

As of December 31, 2007 total registered, authorized, issued and outstanding shares are as follows:

Subscribed
Capital stock	and paid-in
Ordinary shares, $10 nominal value and one vote per share:	53,304,000

Preferred shares, $10 nominal value and one vote per share:
Class “A”	10,624,500
Class “B”	14,704,550
25,329,050

9 – Shareholders’ equity (continued)

(a)              Common stock

On September 9, 2003, the Company was notified of the agreement entered into by the France Telecom Group and W de Argentina – Inversiones S.L., pursuant to which the France Telecom Group sold its stake in Nortel to W de Argentina – Inversiones S.L.

On December 2003, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the France Telecom Group sold its 48% interest in Sofora plus a put option for the remaining 2% to W de Argentina – Inversiones S.L. The put option will be exercisable from January 31, 2008 through December 31, 2013.

Once the transfers of shares related to Sofora were completed, all the common stock of the Company are held by Sofora, whose shareholders are: the Telecom Italia Group, W de Argentina – Inversiones S.L. and the France Telecom Group, each of whom held 50%, 48% and 2% of Sofora’s shares, respectively.

The Company has been informed by W de Argentina – Inversiones S.L. that the put option for the 2% has been exercised on February 1°, 2008. Besides, Sofora has informed that: (i) on February 12, 2008, Sofora received from France Câbles et Radio and from Atlas Services Belgium a letter where the transfer of the shares of Sofora owned by said companies was informed, and requesting the transfer to be registered in favor of W de Argentina – Inversiones S.L.; (ii) Sofora answered the mentioned letter sent by France Câbles et Radio and Atlas Services Belgium requesting a copy of the previous authorization from the SC to said transfer of shares, authorization which is necessary according to the applicable rules and regulations in force. To this date, Sofora has not received any answer whatsoever and neither the buyers nor the sellers have submitted proof of said previous authorization; (iii) to the effect of protecting the interests of Sofora, its controlled companies and their respective shareholders, a petition was submitted to the SC requesting to inform if, in accordance to the rules and regulations in force, the parties intervening in said transaction had to ask the previous authorization from the corresponding authorities; (iv) the petition to the SC was made to give certainty about Sofora’s behavior as regards the registration of the transfer as required by the interested parties; (v) as soon as the SC decides upon this matter, Sofora shall proceed to take the necessary steps to fulfill said decision. Likewise, W de Argentina – Inversiones S.L., has submitted a note to the Company informing that, from their point of view, the previous authorization by the SC is not necessary, and has additionally informed that legal actions have been brought on account of said reason.

The Telecom Italia Group acquired for an aggregate purchase price of US$60 million two call options on W de Argentina – Inversiones S.L.’s entire interest in Sofora, one for the purchase of 48% of Sofora’s share capital, which can be exercised within 15 business days after December 31, 2008, and an additional call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013. At the time the call options were granted, the CNDC resolved and notified Telecom Italia International N.V. and W de Argentina – Inversiones S.L. that “in the event the options granted under the Call Option Agreement executed on September 9, 2003 were to be exercised, such exercise will need to be notified in accordance with Sections 6 and 8 of Law No 25.156”.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (capital stock plus inflation adjustment to capital stock).

9 – Shareholders’ equity (continued)

(c)  Preferred shares

Classes “A” and “B” preferred shares are ruled by the Argentine laws and are subject to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

•            Class “A” preferred shares

The issuance terms of Class “A” preferred shares provide:

a)              An annual cumulative preferential base dividend of 6% that, for the purposes of its calculation, is independent from the results generated in the year and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

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

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No. 214/02 are as follows:

9 – Shareholders’ equity (continued)

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares:
a) Par value	11	11
1. Amount calculated according to the issue terms:
Non declared and non paid redemption corresponding to fiscal year 2001	55.1	110.4
Non declared and non paid redemption corresponding to fiscal year 2002	55.1	110.4
Non declared and non paid redemption corresponding to fiscal year 2003	55.1	110.4
Non declared and non paid redemption corresponding to fiscal year 2004	55.1	110.4
Non declared and non paid redemption corresponding to fiscal year 2005	55.1	110.4
Redemption corresponding to fiscal year 2006 and thereafter	41.5	85.3
	317.0	650.3
Non declared and non paid preferred dividends:
Corresponding to fiscal year 2001	19.0	39.0
Corresponding to fiscal year 2002	19.0	39.0
Corresponding to fiscal year 2003	19.0	39.0
Corresponding to fiscal year 2004	19.0	39.0
Corresponding to fiscal year 2005	19.0	39.0
Corresponding to fiscal year 2006	19.0	39.0
Corresponding to fiscal year 2007	19.0	39.0
	133.0	273.0
	450.0	923.3

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

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At September 30, 2006, the ratio has exceeded 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively. At December 31, 2007, the ratio has not exceeded 1.75.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No. 12,056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

•            Voting right for Class “A” and Class “B” preferred shareholders

The Class “A” preferred shares holders are entitled to vote from April 25, 2002, considering that the Company did not pay the preferential base dividend nor the redemption payments corresponding to the fiscal year ended December 31, 2001, neither the subsequent fiscal years.

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

9 – Shareholders’ equity (continued)

Considering that the abovementioned ratio of 1.75 has not been exceeded at December 31, 2007 since the approval of the consolidated financial statements as of December 31, 2006, the Class “B” preferred shares holders are not entitled to vote.

9.2 – Of Telecom Argentina

(a)  Common stock

At December 31, 2007 Telecom Argentina had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock - see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

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

(b)  Restrictions on distribution of profits

Telecom Argentina is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of Telecom Argentina and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Accordingly, Telecom Argentina has absorbed the legal reserve in its entirety during fiscal year 2006 ($277). Telecom Argentina will not be able to distribute dividends until Telecom Argentina absorbs the total amount of accumulated losses and restores the legal reserve.

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

9 – Shareholders’ equity (continued)

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

On September 7, 2007, new authorities were appointed for PPP’s Executive Committee. Said authorities submitted a note to the Company where they informed that the Executive Committee has undersigned the “Agreement for the Dissolution of the Fund of Guarantee and Repurchase of the PPP” with Comafi Bursátil S.A. Sociedad de Bolsa, Mandatos PPP S.A. and the firm Nicholson y Cano Attorneys-at law, to which effect said Executive Committee is calling the PPP’s participants to sign the individual powers-of attorney in favor of Mandatos PPP S.A.

Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above.

10.          Income tax

As describe in Note 4.o, the Company and the Telecom Group account for income taxes in accordance with the guidelines of RT 17.

Income tax benefit (expense) for the years ended December 31, 2007, 2006 and 2005 consists of the following:

	Years ended December 31,
	2007	2006	2005
Current tax expense (i)	$(134)	$(8)	$(33)
Deferred tax expense	(246)	(51)	(503)
Valuation allowance	88	81	417
Current tax expense from discontinued operations	(63)	—	—
Income tax benefit (expense) (ii)	$(355)	$22	$(119)

(i)	In 2007, $(116) corresponds to Personal, $(17) corresponds to Nucleo and $(1) corresponds to Telecom Argentina USA.
In 2006, corresponds to Nucleo.
In 2005, $(25) corresponds to Telecom and $(8) corresponds to Nucleo.

(ii)	In 2007, $(59) corresponds to Telecom, $(214) corresponds to Personal, $(18) corresponds to Nucleo and $(1) corresponds to Telecom Argentina USA.
In 2006, $33 corresponds to Telecom, $(4) corresponds to Personal and $(7) corresponds to Nucleo.
In 2005, $(219) corresponds to Telecom, $104 corresponds to Personal and $(4) corresponds to Nucleo.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2007					As of December
	Telecom	Personal	Nucleo	Nortel	Total	31, 2006

Tax loss carryforwards	$129	$1	$—	$2	$132	$722
Allowance for doubtful accounts	40	41	—	—	81	67
Provision for contingencies	109	20	—	—	129	113
Other deferred tax assets	95	22	—	1	118	96
Total deferred tax assets	373	84	—	3	460	998
Fixed assets	(70)	(36)	3	—	(103)	(167)
Inflation adjustments (i)	(491)	(32)	(4)	—	(527)	(702)
Estimated cash dividends receivable from foreign companies	—	(9)	(1)	—	(10)	—
Total deferred tax liabilities	(561)	(77)	(2)	—	(640)	(869)
Subtotal deferred tax assets (liabilities)	(188)	7	(2)	3	(180)	129
- Valuation allowance	(95)	(11)	—	(3)	(109)	(197)
Net deferred tax (liabilities) assets as of December 31, 2007	$(283)	(4)	(2)	—	(289)
Net deferred tax (liabilities) assets as of December 31, 2006	$(161)	$94	$(1)	—		$(68)

(i)             Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

Income tax benefit (expense) from continuing operations for the years ended December 31, 2007, 2006 and 2005 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

10.          Income tax (continued)

	Argentina	International	Total
Pre-tax income on a separate return basis	1,877	89	1,966
Non taxable items – Gain on equity investees	(875)	—	(875)
Non taxable items – Other	(32)	17	(15)
Subtotal	970	106	1,076
Statutory income tax rate	35%	(**) (10)%
Income tax expense at statutory tax rate	(339)	(12)	(351)
Additional income tax from cash dividends paid by foreign companies	(21)	(7)	(28)
Expired tax loss carryforwards	(1)	—	(1)
Change in valuation allowance (*)	88	—	88
Income tax expense as of December 31, 2007	(273)	(19)	(292)

Pre-tax income on a separate return basis	397	79	476
Non taxable items – Gain on equity investees	(249)	—	(249)
Non taxable items – Other	(8)	(7)	(15)
Subtotal	140	72	212
Statutory income tax rate	35%	(**) (10)%
Income tax expense at statutory tax rate	(51)	(7)	(58)
Expired tax loss carryforwards	(1)	—	(1)
Change in valuation allowance (*)	81	—	81
Income tax benefit (expense) as of December 31, 2006	29	(7)	22

Pre-tax income on a separate return basis	2,001	27	2,028
Non taxable items – Loss on equity investees	(573)	—	(573)
Non taxable items – Other	25	(8)	17
Subtotal	1,453	19	1,472
Statutory income tax rate	35%	(**) (20)%
Income tax expense at statutory tax rate	(507)	(4)	(511)
Tax payable	(25)	—	(25)
Change in valuation allowance (*)	417	—	417
Income tax expense as of December 31, 2005	(115)	(4)	(119)

(*)         In 2007, corresponds $(1) to the Company, $100 to Telecom and $(11) corresponds to Personal.

In 2006 and 2005, corresponds to Telecom.

(**)  In 2007, the statutory tax rate in Paraguay was 10% and in the USA the effective tax rate was 39.5%.

As of December 31, 2007 the Company and the Telecom Group had accumulated operating tax loss carryforwards of $132. The following table details the operating tax loss carryforwards segregated by company:

	Amounts unused
Expiration year	Telecom Argentina	Personal	Nortel	Total consolidated
2007	95	—	—	95
2009	34	—	—	34
2010	—	—	1	1
2011	—	1	1	2
Total	$129	$1	$2	$132

The Company and the Telecom Group provide a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on a number of factors, including the Argentine Government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Telecom Group anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a portion of its deferred tax assets that, as of December 31, 2007, a valuation allowance for an amount of $95 has been provided for Telecom Argentina’s related deferred tax assets. Nortel also has recorded a valuation allowance for its deferred tax assets.

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

11.          Commitments and contingencies (continued)

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

(b)  Purchase commitments

The Telecom Group has entered into various purchase commitments amounting in the aggregate to approximately $846 as of December 31, 2007, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

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

(d) Contingencies

Telecom Argentina is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of its business. In order to determine the proper level of reserves relating to these contingencies, the management of Telecom Argentina, based on the opinion of its internal and external legal counsels, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2007, Telecom Argentina has established reserves in an aggregate amount of $368 to cover potential losses under these claims and certain amounts deposited in Telecom Argentina’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2007, these restricted funds totaled $23. Telecom Argentina has classified these balances to other receivables on Telecom Argentina’s balance sheet.

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

The AFIP has also assessed additional income tax claims for the 1998, 1999 and 2000 tax years. As of the date of these financial statements, Telecom Argentina appealed these sentences before the National Fiscal Court. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses in case of any potential unfavorable judgment.

11.          Commitments and contingencies (continued)

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

ENTel and the Argentine Government have agreed to indemnify and hold Telecom Argentina harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to Telecom Argentina for these claims through the issuance of treasury bonds. As of December 31, 2007, total claims in these labor lawsuits amounted to $11.

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network. In May 2005, Telecom Argentina was notified of the National Fiscal Court’s unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. As of the date of issuance of these consolidated financial statements, Telecom Argentina paid $12.5 in principal and $24.8 in interest and has recorded a charge to income taxes of $12.5 and financial results, net (interest generated by liabilities) of $24.8 in the statement of income. In October 2007, the National Court of Appeals has confirmed the resolution of the National Fiscal Court and has determined a fine amounting to $6.6. The Company appealed the decision to the Argentine Supreme Court of Justice.

In the event judicial appeals are sustained in its favor, Telecom Argentina will have a contingent receivable against the National Government amounting to $37.3 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit. If the judicial appeals are not favorably resolved, Telecom Argentina estimates it will be required to pay approximately $15 (including fines for $6.6).

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

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income. Telecom Argentina has appealed this sentence issued by the National Fiscal Court.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2006, the AFIP assessed additional income taxes and taxes on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Personal appealed this assessment with the National Tax Court. The AFIP’s claim is contrary to some jurisprudential precedents, especially to other sentences issued by the Circuit of the National Tax Court where this matter is being treated. Consequently, Personal and its legal counsel believe they have meritorious legal defenses in case of any potential unfavorable judgment.

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

12.          Sale of equity interest in Publicom – Discontinued operations

(a)        Description of the transaction

On March 29, 2007, Telecom’s Board of Directors approved the sale of its equity interest in Publicom (representing 99.99% of the capital stock and voting shares of the subsidiary) to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell) for US$ 60.8 million, basis price.

According to the undersigned stock sale, the stock transfer was executed on April 12, 2007 (“Closing Date”), and Telecom collected the total amount abovementioned.

The contract set a formula for price adjustment (the “Price Adjustment”) by means of which the basis price is subject to an adjustment which is to be determined within 45 days after Closing Date. Finally, the Price Adjustment resulted in a reduction of US$0.5 million, by means of which the final sell price was US$ 60.3 million (equivalent to $182).

Additionally, a series of declarations and guarantees, standard for this type of transactions, assumed by Telecom towards the buyer with respect to Publicom and to itself and others assumed by the buyer towards Telecom and towards itself are included in the contract. Reciprocal obligations and commitments are also set forth, between Telecom and the buyer.

It has been ruled that Telecom shall indemnify and shall hold the buyer harmless from any and all damages that might result from:

(i)    Any claim addressed to the buyer by third parties in which the owner’s equity, entitlement to inherent rights and /or unrestricted disposal of shares is successfully objected;

(ii)          Damages and losses of equity derived from incorrectness or inaccuracy of the declarations and guarantees;

(iii)       Damages and losses of equity derived from the non-fulfillment of the obligations and commitments undertaken by Telecom.

These indemnities granted by Telecom have time as well as economic limits. For objections on (ii) abovementioned, indemnity is granted for 3 years, except for fiscal matters; in the latter, the term expires 5 years after Closing Date. As regards economic limits, the maximum amount for objections on (ii) abovementioned shall not exceed 20% of the adjusted selling price in the first year, 17.5% in the second year and 15% in the subsequent years. Additionally, for those matters identified in the sales contract as contingencies and/or reserves related to objections, Telecom shall only indemnify when the payments that Publicom and/or the buyer shall make for these matters exceed the global amount of $9, and up to the abovementioned economic limits.

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom. According to said proposal, Telecom:

•                  engages Publicom to publish Telecom’s directories (“white pages”) for a 5-year period, which may be extended upon expiry date;

•                  engages Publicom to distribute Telecom’s white pages for a 20-year period, which may be extended upon expiry date;

•                  engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

•                  grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

•                  authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

Telecom reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom to require an early termination. In the latter case, Telecom could enter into an agreement with other providers.

12.          Sale of equity interest in Publicom – Discontinued operations (continued)

The proposal sets prices for the publishing, printing and distribution of the 2007 directories, and provides clauses for the subsequent editions in order to ensure Telecom that said services will be contracted at market price.

Telecom shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

(b)        Destination of the funds

According to the terms and conditions of the Notes issued by Telecom, the net proceeds for the sale of the equity interest in Publicom should be applied to the purchase of the Notes within 45 days after the transaction is completed. In May 2007, the Company cancelled an additional 42.2% of the scheduled principal amortization payable in April 2010 with the net cash proceeds from the sale of Publicom.

(c)         Accounting treatment

Under Argentine GAAP, the transaction described in a) above, shall be accounted for as “Discontinued operation” in accordance with the guidelines of RT 9, that considers that an entity’s component is discontinued if: i) it has been sold at the date of issuance of the financial statements; ii) it constitutes a separate line of business and iii) it is identified either as operating purposes or financial reporting purposes.

By this means, Telecom has consolidated Publicom as of December 31, 2007, 2006 and 2005, identifying the assets, liabilities and results of operations in separate lines of the consolidated balance sheets and statements of income. As Publicom’s cash and cash equivalents have been included in the line “Current assets from discontinued operations, net”, consolidated statements of cash flows for the years ended December 31, 2007, 2006 and 2005 do not include these cash flows. Further information is given in the tables below.

A summary of the assets, liabilities, results of operations and cash flows of Publicom, net of intercompany transactions, that were included in the separate lines “Assets from discontinued operations”, “Liabilities from discontinued operations” and “Income from discontinued operations”, is as follows:

•             Assets and liabilities from discontinued operations

As of December 31, 2006
Cash and banks	1
Accounts receivables, net	40
Other assets	3
Total current assets	44
Other receivables, net	6
Fixed assets	4
Total non-current assets	10
Total assets	54
Accounts payable	13
Salaries and social security payable	1
Taxes payable	8
Contingencies	2
Total current liabilities	24
Contingencies	7
Total non-current liabilities	7
Total liabilities	31
Shareholders’ equity	23
Total liabilities and shareholders’ equity	54

12.          Sale of equity interest in Publicom – Discontinued operations (continued)

•    Results from discontinued operations

	Years ended December 31,
	2007	2006	2005
Income from the operations
Net sales	3	65	50
Salaries and social security	(2)	(11)	(14)
Taxes	—	(1)	(1)
Maintenance, materials and supplies	—	(22)	(19)
Bad debt expense	—	(1)	(1)
Fees for services	—	(1)	—
Advertising	(1)	(3)	(2)
Other commissions	—	(3)	(2)
Others	(1)	(4)	(3)
Operating (loss) income before depreciation and amortization	(1)	19	8
Depreciation of fixed assets and amortization of intangible assets	—	(1)	(1)
Operating (loss) income	(1)	18	7
Financial results, net	1	2	2
Other expenses, net	—	(2)	(3)
Net income before income tax	—	18	6
Income tax benefit (expense)	1	(5)	(3)
Net income from the operations	1	13	3
Income from assets disposal
Net income from the sale of the shares (including the Price Adjustment)	182	—	—
Equity value at March 31, 2007	(15)	—	—
Assignment of Publicom’s dividends receivable at March 31, 2007	(3)	—	—
Net income before income taxes	164	—	—
Income taxes	(63)	—	—
Net income from assets disposal	101	—	—
Minority interest	(46)	(6)	(1)
Income from discontinued operations	56	7	2

•    Cash flows from discontinued operations

	Years ended December 31,
	2007	2006	2005
Net income	1	13	3
Allowance for doubtful accounts	—	1	1
Depreciation of fixed assets and amortization of intangible assets	—	1	1
Provision for lawsuits and contingencies	(1)	1	2
Income tax	(1)	5	3
Net decrease (increase) in assets	7	(21)	(2)
Net decrease in liabilities	(7)	(1)	(6)
Total cash flows provided by (used in) operating activities	(1)	(1)	2
Fixed assets acquisitions	—	—	(1)
Total cash flows used in investing activities	—	—	(1)
(Decrease) increase in cash and cash equivalents	(1)	(1)	1
Cash and cash equivalents at the beginning of year	1	2	1
Cash and cash equivalents at the end of the year	—	1	2

13.          Changes in useful lives of fixed assets in the Telecom Group

The Telecom Group performed an integral review of the useful lives of the fixed assets taking into account the rapid evolution of the telecommunications industry.

Telecom Argentina engaged independent appraisers (“Organización Levín de Argentina S.A.”) to reassess the appropriateness of the useful lives of their fixed assets as from September 30, 2007. As a result of the work, the independent appraisers confirmed the appropriateness of the useful lives of Telecom Argentina and Personal’s fixed assets with any exceptions as follows:

•     Personal

The report confirmed the appropriateness of the useful lives of Personal’s fixed assets with the following considerations:

GSM technology equipment balances are included within fixed asset line items categorized as “Wireless network access” and “Switching”. The independent report states that GSM technology in Argentina may be seriously affected by new replacement technology during the year 2015. The specialist recommended to extend only the remaining useful life of the 2005-2006 acquisitions by 2 years and to perform a new reassessment by the end of fiscal year 2009.

Software obtained or developed for internal use comprises different system modules which will be gradually replaced. New useful lives were estimated to accommodate the planned replacement dates, resulting in a general extension of the useful life of the related assets (up to December 2009).

13.          Changes of useful lives of fixed assets in the Telecom Group (continued)

•     Telecom Argentina

The improvement in the use and installation techniques of the cables added to the acquisition of fiber optic of higher technology, were considered as new facts necessary to the proper reassessment of the remaining useful life of the fiber optic network, included in the item line Transmission equipment. Accordingly, the recommendation of the independent appraisers was to extend the remaining useful life assigned to such assets by 10 years as from September 30, 2007. Additionally, they recommended for the new assets as from October 1, 2007 a new depreciation rate (20 years).

Accordingly, the Telecom Group adopted the recommendations of the independent appraisers affecting the charge for depreciation as from October 1, 2007. This change resulted in a $14 decrease in depreciation expense for the year ended December 31, 2007 ($9 in the Voice, data and Internet segment and $ 5 in the Wireless segment).

In addition, Personal decided to accelerate the migration from TDMA technology to GSM technology, which is expected to be concluded by March 2008 (originally was expected by December 2008). Accordingly, Personal recognized accelerated depreciation of $84 in order to be fully depreciated by March 31, 2008. The net book value of the TDMA network as of December 31, 2007, is $63.

14.          Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, Telecom Argentina conducts its business through five legal entities which represent five operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. Telecom Argentina manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (i)

Wireless	Personal
Nucleo

(i)            Dormant entity at December 31, 2007.

As a consequence of the sale of the equity interest in Publicom, the former reportable segment “Directory publishing” has been included in a separate line, “Results from discontinued operations”, in the reportable segment “Voice, data and Internet”. Additional information is given in Note 12.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the years ended December 31, 2007, 2006 and 2005, more than 95 percent of the Telecom Group’s revenues were from services provided within Argentina. More than 95% of the Telecom Group’s fixed assets are in Argentina. Segment financial information was as follows:

14.          Segment information (continued)

For the year ended December 31, 2007

•      Income statement information

	Voice, data and Internet	Wireless
	(a)	Personal	Nucleo	Subtotal	Nortel	Total
Results from continuing operations
Services	3,284	4,756	426	5,182	—	8,466
Equipment sales	18	583	7	590	—	608
Net sales	3,302	5,339	433	5,772	—	9,074

Salaries and social security	(744)	(188)	(28)	(216)	(1)	(961)
Taxes	(196)	(453)	(11)	(464)	—	(660)
Maintenance, materials and supplies	(307)	(122)	(18)	(140)	—	(447)
Bad debt expense	(12)	(57)	(2)	(59)	—	(71)
Interconnection costs	(151)	—	—	—	—	(151)
Cost of international outbound calls	(138)	—	—	—	—	(138)
Lease of circuits	(58)	(25)	(18)	(43)	—	(101)
Fees for services	(140)	(151)	(9)	(160)	(2)	(302)
Advertising	(89)	(195)	(22)	(217)	—	(306)
Agent commissions and distribution of prepaid cards commissions	(29)	(620)	(55)	(675)	—	(704)
Other commissions	(46)	(80)	(4)	(84)	—	(130)
Roaming	—	(149)	(2)	(151)	—	(151)
Charges for TLRD	—	(556)	(53)	(609)	—	(609)
Cost of sales	(18)	(867)	(8)	(875)	—	(893)
Others	(188)	(184)	(29)	(213)	—	(401)
Operating income before depreciation and amortization	1,186	1,692	174	1,866	(3)	3,049
Depreciation of fixed assets and amortization of intangible assets	(828)	(510)	(78)	(588)	—	(1,416)
Operating income	358	1,182	96	1,278	(3)	1,633
Financial results, net	(262)	(185)	6	(179)	—	(441)
Other expenses, net	(61)	(35)	(2)	(37)	(3)	(98)
Net income before income tax and minority interest	35	962	100	1,062	(6)	1,091
Income tax, net	(60)	(214)	(18)	(232)	—	(292)
Minority interest	—	—	(23)	(23)	(354)	(377)
Net (loss) income from continuing operations	(25)	748	59	807	(360)	422
Income from discontinued operations (Note 12)	102	—	—	—	(46)	56
Net income	77	748	59	807	(406)	884

(a)   Includes net sales of $40, operating income before depreciation of $9, operating profit of $8 and net income of $7 corresponding to Telecom Argentina USA.

•      Balance sheet information

Fixed assets, net	3,927	1,494	317	1,811	—	5,738
Intangible assets, net	154	606	—	606	—	760
Capital expenditures (without ARO and debt issue costs)	799	546	96	642	—	1,441
Depreciation of fixed assets	(815)	(498)	(64)	(562)	—	(1,377)
Amortization of intangible assets (without debt issue costs)	(13)	(12)	(14)	(26)	—	(39)
Net financial debt	(1,358)	(613)	(23)	(635)	—	(1,994)

•      Cash flow information

Cash flows provided by operating activities	1,738	1,052	156	1,208	(4)	2,942
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(600)	(547)	(96)	(643)	—	(1.243)
Increase in investments not considered as cash and cash equivalents and other	(329)	—	—	—	(1)	(330)
Total cash flows used in investing activities	(929)	(547)	(96)	(643)	(1)	(1,573)
Cash flows from financing activities:
Debt proceeds	—	—	45	45	—	45
Payment of debt	(889)	(371)	(30)	(401)	—	(1.290)
Payment of interest and debt-related expenses	(182)	(108)	(3)	(111)	—	(293)
Dividends paid	—	—	(38)	(38)	—	(38)
Total cash flows used in financing activities	(1,071)	(479)	(26)	(505)	—	(1,576)
Increase (decrease) in cash and cash equivalents	(262)	26	34	60	(5)	(207)
Cash and cash equivalents at the beginning of the year	409	221	31	252	4	665
Cash and cash equivalents at the end of the year	147	247	65	312	(1)	458

14.          Segment information (continued)

For the year ended December 31, 2006

•      Income statement information

	Voice, data and Internet	Wireless
	(a)	Personal	Nucleo	Subtotal	Nortel	Total
Services	3,046	3,428	347	3,775	—	6,821
Equipment sales	7	536	8	544	—	551
Net sales	3,053	3,964	355	4,319	—	7,372

Salaries and social security	(663)	(146)	(20)	(166)	(1)	(830)
Taxes	(175)	(355)	(9)	(364)	—	(539)
Maintenance, materials and supplies	(227)	(77)	(13)	(90)	—	(317)
Bad debt expense	(16)	(46)	(1)	(47)	—	(63)
Interconnection costs	(159)	—	—	—	—	(159)
Cost of international outbound calls	(111)	—	—	—	—	(111)
Lease of circuits	(30)	(12)	(14)	(26)	—	(56)
Fees for services	(107)	(141)	(11)	(152)	(1)	(260)
Advertising	(70)	(137)	(18)	(155)	—	(225)
Agent commissions and distribution of prepaid cards commissions	(21)	(476)	(51)	(527)	—	(548)
Other commissions	(42)	(66)	(5)	(71)	—	(113)
Roaming	—	(135)	(2)	(137)	—	(137)
Charges for TLRD	—	(410)	(35)	(445)	—	(445)
Cost of sales	(26)	(963)	(10)	(973)	—	(999)
Others	(144)	(127)	(16)	(143)	—	(287)
Operating income before depreciation and amortization	1,262	873	150	1,023	(2)	2,283
Depreciation of fixed assets and amortization of intangible assets	(935)	(383)	(73)	(456)	—	(1,391)
Operating income	327	490	77	567	(2)	892
Gain (loss) on equity investees	(1)	6	—	6	—	5
Financial results, net	(375)	(122)	13	(109)	—	(484)
Other expenses, net	(137)	(48)	1	(47)	(2)	(186)
Net (loss) income before income tax and minority interest	(186)	326	91	417	(4)	227
Income tax, net	33	(4)	(7)	(11)	—	22
Minority interest	—	—	(22)	(22)	(105)	(127)
Net (loss) income from continuing operations	(153)	322	62	384	(109)	122
Income from discontinued operations (Note 12)	13	—	—	—	(6)	7
Net (loss) income	(140)	322	62	384	(115)	129

(a)   Includes net sales of $29, operating income before depreciation of $15, operating profit of $14 and net income of $14 corresponding to Telecom Argentina USA.

•      Balance sheet information

Fixed assets, net	4,047	1,449	243	1,692	—	5,739
Intangible assets, net	147	622	12	634	—	781
Capital expenditures (without ARO and debt issue costs)	592	557	76	633	—	1,225
Depreciation of fixed assets	(924)	(366)	(52)	(418)	—	(1,342)
Amortization of intangible assets (without debt issue costs)	(11)	(17)	(21)	(38)	—	(49)
Net financial debt	(2,324)	(1,026)	(2)	(1,028)	4	(3,348)

•      Cash flow information

Cash flows provided by operating activities	1,606	647	107	754	(4)	2,356
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(435)	(379)	(52)	(431)	—	(866)
Decrease in investments not considered as cash and cash equivalents and other	62	—	—	—	—	62
Total cash flows used in investing activities	(373)	(379)	(52)	(431)	—	(804)
Cash flows from financing activities:
Debt proceeds	—	—	36	36	—	36
Payment of debt	(984)	(73)	(56)	(129)	—	(1,113)
Payment of interest and debt-related expenses	(283)	(128)	(3)	(131)	—	(414)
Payment of capital reimbursement of Nucleo	—	—	(4)	(4)	—	(4)
Total cash flows used in financing activities	(1,267)	(201)	(27)	(228)	—	(1,495)
(Decrease) increase in cash and cash equivalents	(34)	67	28	95	(4)	57
Cash and cash equivalents at the beginning of the year	443	154	3	157	8	608
Cash and cash equivalents at the end of the year	409	221	31	252	4	665

14.          Segment information (continued)

For the year ended December 31, 2005

•      Income statement information

	Voice, data and Internet	Wireless
	(a)	Personal	Nucleo	Subtotal	Nortel	Total
Services	2,864	2,254	211	2,465	—	5,329
Equipment sales	7	322	10	332	—	339
Net sales	2,871	2,576	221	2,797	—	5,668

Salaries and social security	(558)	(99)	(14)	(113)	(1)	(672)
Taxes	(165)	(223)	(6)	(229)	—	(394)
Maintenance, materials and supplies	(197)	(69)	(10)	(79)	—	(276)
Bad debt expense	(5)	(22)	(1)	(23)	—	(28)
Interconnection costs	(144)	—	—	—	—	(144)
Cost of international outbound calls	(94)	—	—	—	—	(94)
Lease of circuits	(30)	(11)	(7)	(18)	—	(48)
Fees for services	(79)	(81)	(5)	(86)	(1)	(166)
Advertising	(41)	(100)	(9)	(109)	—	(150)
Agent commissions and distribution of prepaid cards commissions	(17)	(343)	(26)	(369)	—	(386)
Other commissions	(39)	(37)	(1)	(38)	—	(77)
Roaming	—	(114)	(1)	(115)	—	(115)
Charges for TLRD	—	(251)	(20)	(271)	—	(271)
Cost of sales	(10)	(602)	(11)	(613)	—	(623)
Others	(119)	(94)	(19)	(113)	—	(232)
Operating income before depreciation and amortization	1,373	530	91	621	(2)	1,992
Depreciation of fixed assets and amortization of intangible assets	(1,084)	(357)	(56)	(413)	—	(1,497)
Operating income	289	173	35	208	(2)	495
Gain on equity investees	7	—	—	—	—	7
Financial results, net	(117)	(190)	(1)	(191)	—	(308)
Other expenses, net	(111)	(52)	1	(51)	(1)	(163)
Gain on debt restructuring	1,424	—	—	—	—	1,424
Net income (loss) before income tax and minority interest	1,492	(69)	35	(34)	(3)	1,455
Income tax, net	(219)	104	(4)	100	—	(119)
Minority interest	—	—	(8)	(8)	(603)	(611)
Net income from continuing operations	1,273	35	23	58	(606)	725
Income from discontinued operations (Note 12)	3	—	—	—	(1)	2
Net income	1,276	35	23	58	(607)	727

(a)   Includes net sales of $29, operating income before depreciation of $14, operating profit of $13 and net income of $13 corresponding to Telecom Argentina USA. Additionally, includes a net loss of $1 corresponding to Micro Sistemas.

•      Balance sheet information

Fixed assets, net	4,513	1,278	167	1,445	—	5,958
Intangible assets, net	91	644	26	670	—	761
Capital expenditures (without ARO and debt issue costs)	320	266	42	308	—	628
Depreciation of fixed assets	(1,075)	(337)	(41)	(378)	—	(1,453)
Amortization of intangible assets (without debt issue costs)	(9)	(20)	(15)	(35)	—	(44)
Net financial debt	(3,062)	(1,163)	(36)	(1,199)	8	(4,253)

•      Cash flow information

Cash flows provided by operating activities	1,458	391	116	507	(2)	1,963
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(296)	(264)	(20)	(284)	—	(580)
Decrease in investments not considered as cash and cash equivalents	668	—	—	—	—	668
Total cash flows provided by (used in) investing activities	372	(264)	(20)	(284)	—	88
Cash flows from financing activities:
Debt proceeds	—	1,236	—	1,236	—	1,236
Payment of debt	(3,432)	(1,165)	(87)	(1,252)	—	(4,684)
Payment of interest and debt-related expenses	(805)	(132)	(7)	(139)	—	(944)
Total cash flows used in financing activities	(4,237)	(61)	(94)	(155)	—	(4,392)
(Decrease) increase in cash and cash equivalents	(2,407)	66	2	68	(2)	(2,337)
Cash and cash equivalents at the beginning of the year	2,850	88	1	89	10	2,949
Cash and cash equivalents at the end of the year	443	154	3	157	8	608

15.          Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of December 31, 2007	As of December 31, 2006
ASSETS
Current Assets
Investments	—	4
Total current assets	—	4
Non-Current Assets
Investments	1,660	1,165
Total non-current assets	1,660	1,165
TOTAL ASSETS	$1,660	$1,169
LIABILITIES
Current Liabilities
Debt	$1	$—
Taxes payable	3	2
Total current liabilities	4	2
Non-Current Liabilities
Debt	1	—
Total non-current liabilities	1	—
TOTAL LIABILITIES	$5	$2
SHAREHOLDERS’ EQUITY	$1,665	$1,167
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,660	$1,169

Statements of income:

	Years ended December 31,
	2007	2006	2005
Equity gain from related companies	$484	$133	$730
General and administrative expenses	(3)	(2)	(2)
Other expenses, net	(3)	(2)	(1)
Net income	$478	$129	$727

Condensed statements of cash flows:

	Years ended December 31,
	2007	2006	2005
Cash flows used in operating activities	$(4)	$(4)	$(2)
Cash flows from investing activities	(1)	—	—
Cash flows from financing activities	1	—	—
Decrease in cash and cash equivalents	(4)	(4)	(2)
Cash and cash equivalents at the beginning of year	4	8	10
Cash and cash equivalents at year-end	$—	$4	$8

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

16.          Differences between Argentine GAAP and US GAAP (continued)

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Years ended December 31,
	2007	2006	2005

Reconciliation of net income:
Total net income under Argentine GAAP	$478	$129	$727
US GAAP adjustments:
Redeemable preferred shares (a)	(108)	(107)	(129)
Foreign currency translation (b)	(4)	(17)	(10)
Reversal of capitalization of foreign currency exchange differences (c.1)	—	—	29
Depreciation of foreign currency exchange differences (c.2)	104	104	100
Debt Restructurings (d)	296	418	(1,230)
Extinguishment of Personal’s and Nucleo’s restructured debts (e)	—	7	165
Other adjustments (f)	9	(2)	(5)
Tax effects on US GAAP adjustments (g.1)	(143)	(185)	328
Valuation allowance (g.2)	—	—	424
Minority interest (h)	(117)	(145)	92
Net income under US GAAP	$515	$202	$491

	As of December 31,
	2007	2006	2005
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	$1,655	$1,167	$1,028
US GAAP adjustments:
Redeemable preferred shares (a)	(923)	(815)	(708)
Foreign currency translation (b)	(72)	(49)	(7)
Capitalization of foreign currency exchange differences (c.1)	(784)	(784)	(784)
Accumulated depreciation of foreign currency exchange differences (c.2)	678	574	470
Debt Restructurings (d)	(579)	(875)	(1,300)
Other adjustments (f)	3	(6)	3
Tax effects on US GAAP adjustments (g.1)	239	382	565
Minority interest (h)	246	352	479
Shareholders’ equity (deficit) under US GAAP	$463	$(54)	$(254)

	Years ended December 31,
	2007	2006	2005
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ equity (deficit) as of the beginning of the year	$(54)	$(254)	$(748)
Other comprehensive income (loss)	2	(2)	3
Net income under US GAAP	515	202	491
Shareholders’ equity (deficit) as of the end of the year	$463	$(54)	$(254)

a) Preferred shares

Under Argentine GAAP, and as described in Note 4.v, redeemable preferred shares (Class “A” preferred shares for Nortel) are included under the “Shareholders’ equity” caption, considering the economical and contractual entity of these shares.

Under US GAAP, in accordance with FAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” the redeemable Class “A” preferred shares were considered as liabilities. The corresponding accrued and unpaid dividends were recorded to interest expense in the US GAAP consolidated statements of income.

b) Foreign currency translation

As indicated in Note 4.a., under Argentine GAAP, the financial statements of Telecom Argentina’s foreign subsidiaries are translated using year-end exchange rates for assets, liabilities and results of operations. Translation adjustments are accumulated and reported as a separate component of shareholders’ equity.

Under US GAAP, the financial statements of Telecom Argentina’s foreign subsidiaries are translated into Argentine pesos following the guidelines established in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation” (“SFAS No. 52”). Under SFAS No. 52, in the case of foreign subsidiaries whose local currency is not the functional currency, the monetary/non-monetary method of translation has been used to remeasure assets and liabilities to the functional currency prior to translation. This method involves the translation of monetary assets and liabilities at the exchange rate in effect at the end of each year, and the non-monetary assets and liabilities and equity at historical exchange rates (i.e., the exchange rates in effect when the transactions occur). Average exchange rates have been applied for the translation of the accounts that make up the results of the periods, except for those charges related to non-monetary assets and liabilities, which have been translated using historical exchange rates. Remeasurement adjustments are included in the statement of income. Once the assets and liabilities have been remeasured to the functional currency, the year-end current rate has been used to translate them to the reporting currency, the Argentine Peso for Telecom Argentina. In this case, translation adjustments are recorded as a separate component of shareholders’ equity.

16.          Differences between Argentine GAAP and US GAAP (continued)

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

c.2) This adjustment represents the effect on accumulated depreciation and the depreciation for the years ended December 31, 2007, 2006 and 2005, of the adjustment described in c.1) above.

d) Debt Restructurings

As discussed in Note 8.2., Telecom Argentina completed the restructuring of its outstanding indebtedness in August 2005. In November 2004 Personal and Nucleo completed the restructuring of their respective outstanding indebtedness. The restructurings of Telecom Argentina, Personal and Nucleo’s (referred hereinafter to as the “entities”) outstanding indebtedness are collectively referred hereinafter to as the “Debt Restructurings”. The Debt Restructurings involved (i) the full settlement of certain outstanding loans of the entities and (ii) the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the entities with modified terms. In connection with (ii), the entities issued new debt instruments.

As a result of the extinguishment of Personal’s and Nucleo’s restructured debts in the fourth quarter of 2005 and in the first quarter of 2006, respectively, the only valuation difference arising from debt restructurings as of December 31, 2007 is that related to Telecom Argentina. For the new debts of Personal and Nucleo after the restructuring, there are no difference in measurement basis between Argentine GAAP and US GAAP.

Under Argentine GAAP, the new debt instruments issued by the entities were recorded at estimated net present value at each restructuring date. The new debt instruments are subsequently accreted to their respective face value using the interest method. Loss on accretion is recorded in the statement of income. For the years ended December 31, 2007, 2006 and 2005, Telecom Argentina recorded a $84, $131 and $116 loss on accretion, respectively.

Under US GAAP, the entities performed an analysis under both SFAS No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and the Emerging Issues Task Force Issue No. 02-04 (“EITF No. 02-04”), “Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15”, to assess whether the Debt Restructurings represented troubled debt restructurings. Following the EITF No. 02-04 guidance, the entities concluded that the Debt Restructurings were in fact troubled debt restructurings since (i) the entities were in financial difficulties and (ii) creditors had granted them a concession. The concessions resulted primarily from the partial discount on principal and accrued interest, extension of maturity and full forgiveness of penalty interest. Accordingly, under US GAAP, the Debt Restructurings were accounted for as (i) a full settlement of certain outstanding loans with cash and (ii) a combination of a partial debt settlement and a continuation of debt with modified terms.

For those outstanding loans which were fully settled, there was no difference in measurement basis between Argentine GAAP and US GAAP. Under both Argentine GAAP and US GAAP a gain of $19 on debt restructuring related to Telecom Argentina restructured debt, was measured by the excess of the carrying amount of the payables over the cash surrendered.

For those outstanding loans which were restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, SFAS No. 15 required an assessment of the total future cash payments specified by the new terms of the debt, including principal, and interest (and contingent payment, if applicable) on a payable-by-payable basis. Under SFAS No. 15, no gain on restructuring is recognized unless the remaining carrying amount of the debt exceeds the total future cash payments specified by the new terms.

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

16.          Differences between Argentine GAAP and US GAAP (continued)

On the other hand, for those restructured loans where their total future mandatory cash payments specified by the new terms were less than the respective carrying amounts, then the carrying amounts were reduced to an amount equal to the total future mandatory cash payments specified by the new terms, and a gain was recognized under US GAAP equal to the amount of the reduction. In the case of Telecom Argentina debt restructuring, such gain under US GAAP amounted to $91. Thereafter, all cash payments under the new terms are accounted for as reductions of the carrying amount of the payables and no interest expense is recognized.

When any principal prepayments are made, Telecom Argentina estimates the total new future mandatory cash payments and consequently records a gain under US GAAP as a result of the reduction of the estimated future interest payments at the time of prepayment.

In summary, the US GAAP reconciling item of net income reflects the (a) reversal of the loss on accretion recognized under Argentine GAAP, (b) reversal of a portion of gain on restructuring recognized under Argentine GAAP for those outstanding loans restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, c) reversal of interest expense of new debt instruments computed under Argentine GAAP, (d) gain arising in the reduction of future interests resulting from principal prepayments and (e) computation of interest expense under US GAAP as described above.

The US GAAP reconciling item for the Debt Restructurings is comprised as follows:

Included in the reconciliation of net income:

	Years ended December 31,
	2007	2006	2005
Reversal of loss on accretion recognized under Argentine GAAP (a)	$84	$131	$116
Reversal of a portion of gain on restructuring recognized under argentine GAAP (b)	—	—	(1,393)
Reversal of interest expense computed under Argentine GAAP (c)	170	226	200
Gain on principal prepayments under US GAAP (d)	158	179	—
Computation of interest expense under US GAAP (e)	(116)	(118)	(153)
Total US GAAP reconciling item for Debt Restructurings	$296	$418	$(1,230)

Included in the reconciliation of shareholders´ equity:

	As of December 31,
	2007	2006	2005
Debt valuation differences between Argentine GAAP and US GAAP	Telecom Argentina	Telecom Argentina	Telecom Argentina	Nucleo
Total debt under Argentine GAAP (a)	$2,327	$2,894	$3,621	$38
Reversal of gain on discount on principal and interest under Argentine GAAP	1,151	1,151	1,151	11
Gain on the fully settled debt under US GAAP at restructuring date	(19)	(19)	(19)	—
Gain for restructured debts that their future cash payments are less then their carrying amount under US GAAP	(91)	(91)	(91)	—
Discounting of debt amount at year-end	62	146	277	—
Gain on principal prepayments under US GAAP	(337)	(179)	—	—
Difference between Argentine GAAP and US GAAP on the computed interest	(187)	(133)	(25)	(4)
Total debt under US GAAP (b)	$2,906	$3,769	$4,914	$45

	As of December 31,
Breakdown by entity	2007	2006	2005

Telecom Argentina (b) – (a)	$579	$875	$1,293
Nucleo (b) – (a)	—	—	7
Total US GAAP reconciling item for Debt Restructurings (b) – (a)	$579	$875	$1,300

e) Extinguishment of Personal’s and Nucleo’s restructured debts

As discussed in Note 8.3., in December 2005, Personal issued new Notes and bank loans, the net proceeds of which were used, together with available cash, to fully settle all amounts of principal and interest outstanding under Series A and Series B loans, which had been issued in November 2004 pursuant to Personal’s debt restructuring.

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

16.          Differences between Argentine GAAP and US GAAP (continued)

                As discussed in c) above, Personal’s and Nucleo’s restructured debts had been accounted for under SFAS No. 15 and EITF 02-04 under US GAAP. Accordingly, under US GAAP, the carrying amount of Personal’s and Nucleo’s restructured debts as of the date of extinguishment differed from such amount under Argentine GAAP. This difference between the US GAAP carrying amount basis of Personal’s and Nucleo’s restructured debt and the Argentine GAAP basis gave rise to a different gain on debt extinguishment. The reconciling item of net income for the years ended December 31, 2006 and 2005 represents such different gain on Nucleo’s and Personal’s debt extinguishment, respectively.

f) Other adjustments

The US GAAP reconciling items included under “other adjustments” were as follows for all years presented:

Included in the reconciliation of net income:

	Years ended December 31,
	2007	2006	2005

Inventories	$8	$—	$—
Present-value accounting	1	(6)	2
Cost related to certain amendments of restructured debt terms	1	(2)	—
Fixed assets held for sale	(1)	(1)	—
Accounting for investments in debt securities	—	7	(7)
Total other adjustments (e)	$9	$(2)	$(5)

Included in the reconciliation of shareholders´ equity:

	As of December 31,
	2007	2006	2005

Inventories	$8	$—	$—
Present-value accounting	(2)	(3)	3
Cost related to certain amendments of restructured debt terms	(1)	(2)	—
Fixed assets held for sale	(2)	(1)	—
Total other adjustments (e)	$3	$(6)	$3

- Inventories

As indicated in Note 4.i, under Argentine GAAP, inventories are stated at replacement cost. Under US GAAP, inventories are stated at the lower of cost or market.

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

However, under US GAAP, Telecom Argentina followed the guidance in EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” which provides more specific rules to address how to account for costs related to the modification of debt terms. Under EITF 96-19, while the fees to be paid by the debtor to the creditor as part of the modification are to be amortized as an adjustment of interest expense over the remaining term of the modified debt instrument, the costs to be paid to third parties directly related to the modification (such as legal fees) are expensed as incurred. Therefore, the costs incurred during the first quarter of 2006 with third parties were expensed as incurred under US GAAP.

- Fixed assets held for sale

Under Argentine GAAP, Telecom Argentina classified certain fixed assets as held for sale which are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category and ceased depreciating them. However, under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions in paragraph 30 of SFAS No. 144 are met. As some of these conditions are not met under US GAAP, these assets have to be classified as held and used and depreciated. The US GAAP adjustment for the years presented represents the depreciation of such assets held and used under US GAAP as of each year.

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

16.          Differences between Argentine GAAP and US GAAP (continued)

In the first quarter of 2006, Telecom Argentina sold these investments. Therefore, for the year ended December 31, 2006, Telecom Argentina recognized the gain in the statement of income for US GAAP purposes.

g) Income taxes

g.1) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

g.2) Valuation allowance

The US GAAP reconciling item for the year ended December 31, 2005 reflects the full reversal of the valuation allowance previously provided for under US GAAP.

h) Minority interest

The adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

i) Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees.

Under US GAAP, Telecom Argentina has elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123. In accordance with AIN-APB No. 25 “Accounting for Stock Issued to Employees - Accounting Interpretations of APB Opinion No. 25”, the economic substance of a plan established by the principal stockholders is substantially the same for the company and the employee, whether the plan is adopted by the company or a principal stockholder. Consequently, the company should account for this type of plan when one is established or financed by a principal stockholder unless (1) the relationship between the stockholder and the company’s employee is one which would normally result in generosity, (2) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment, or (3) the company clearly does not benefit from the transaction. The rationale established in this Interpretation has been applied to other situations in which a principal stockholder undertakes transactions for the benefit of the company. Staff Accounting Bulletin (“SAB”) No. 79 (SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of the company to be accounted for according to its substance and not its form. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the company’s stock and the exercise price. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

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

j) Other derivatives

As discussed in Notes 8.2. and 8.3., Telecom Argentina entered into several financing arrangements as part of the Debt Restructurings and the issuance of Personal’s new debt. These financial instruments contain derivative instruments that are “embedded” in the financial instruments, i.e. interest collar and optional redemption and/or mandatory prepayment features. Telecom Argentina assessed whether the economic characteristics of these embedded derivatives are clearly and closely related to the economic characteristics of the remaining component of the financial instruments (i.e., the host contract), according to SFAS No. 133 and the related implementation guidance. Since it was determined that the embedded derivative possesses economic characteristics that are clearly and closely related to the economic characteristics of the host contract, the embedded derivative were not separated from the host contract.

16.          Differences between Argentine GAAP and US GAAP (continued)

k) Impairment of long-lived assets, except for indefinite-life PCS license

As indicated in Note 4.m., under Argentine GAAP, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Under US GAAP, as a first step, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest cost, from such an asset, is less than its carrying value. In such case, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Based on both Argentine GAAP and US GAAP assessments, there was no impairment identified for long-lived assets.

l) Accounting for Uncertainty in Income Taxes (FIN No. 48)

The Company adopted the provisions of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (FIN No. 48), an interpretation of FASB Statement No. 109 “Accounting for income taxes” on January 1, 2007. The adoption of FIN No. 48 for the Telecom Group did not have any impact on the Company’s results nor Shareholders’ equity. Disclosures required under FIN No. 48 are not included because uncertain tax positions are immaterial.

II. Additional disclosure requirements

a)  Disclosure of lease information

Under US GAAP, additional disclosures are required as per SFAS No. 13 “Accounting for Leases”, as follows:

Operating leases

In the normal course of business, the Company leases cell sites, switch sites, satellite capacity and circuits under various noncancelable operating leases that expire on various dates through 2019. Rental expense is recognized ratably over the lease terms. Future minimum lease payments as of December 31, 2007, are as follows:

Year ending December 31, 2008	71
Year ending December 31, 2009	32
Year ending December 31, 2010	22
Year ending December 31, 2011	5
Thereafter	4
Total	$134

Rental expense and lease of circuits for the years ended December 31, 2007, 2006 and 2005 are included in Note 17.h.

The Company does not have assets under capital leases for the years ended December 31, 2007, 2006 and 2005.

b)  Disclosures about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133, supersedes SFAS No. 105 and SFAS No. 119 and amends SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 3.f. for details of concentration of credit risk.

16.          Differences between Argentine GAAP and US GAAP (continued)

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

Under the Statement, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not necessarily represent the underlying value of the Company. For certain assets and liabilities, the information required under the Statement is supplemental with additional information relevant to an understanding of the fair value.

The methods and assumptions used to estimate the fair values of each class of financial instrument as of December 31, 2007 and 2006 are as follows:

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

Accounts payable

The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short term nature of these accounts payable and no significant changes in interest rates.

Debt

The fair value of the Telecom Group’s debt as of December 31, 2007 is estimated based on its quoted market prices as described in Note 8. As of December 31, 2007, the fair value of the Telecom Group’s debt was $3,156 and the related carrying amount was $3,198 under Argentine GAAP. As of December 31, 2006, the fair value of the Telecom Group’s debt was $4,267 and the related carrying amount was $4,098 under Argentine GAAP.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

c)  Risks and uncertainties

The Telecom Group’s customers are mostly concentrated in Argentina. Historically, social, political and economic conditions in Argentina are volatile and may impair the Telecom Group’s operations. This volatility could make it difficult for the Telecom Group to develop its business, generate revenues or achieve or sustain profitability. In the past, volatility has been caused by: currency devaluation, significant governmental influence over many aspects of local economies, political and economic instability, unexpected changes in regulatory requirements, social unrest or violence, slow or negative economic growth, imposition of trade barriers, and wage and price controls. Most of all of these factors occurred at various times in the past few years and still occur today in the Telecom Group’s core target market in Argentina. The Telecom Group has no control over these matters.

16.          Differences between Argentine GAAP and US GAAP (continued)

The Telecom Group’s future results of operations and financial condition could be impacted by the following factors, among others:

•                  the ability to finance and manage expected growth;

•                  customer churn-rates;

•                  impact of competitive services, products and pricing;

•                  dependence on key personnel;

•                  legal proceedings; and

•                  Government regulation.

d)  Asset retirement obligations

The balance of the Company’s asset retirement obligations as of December 31, 2007 and 2006 was $26 and $24, respectively and is included in other long-term liabilities on the consolidated balance sheets. Accretion expense and settlements during 2007 and 2006 were not significant.

e)  Segment information

As discussed in Note 14, the Telecom Group has identified its operating segments to be the five legal entities through which it conducts business. The identification of these segments is consistent with the requirements of paragraph 10 of SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”.

Under Argentine GAAP, the Telecom Group has combined these operating segments into two reportable segments based on the nature of products and services provided by the entities. The two reportable segments under Argentine GAAP are: Voice, data and Internet services and Wireless services.

Paragraph 17 of SFAS No. 131 indicates that two or more operating segments may be combined into a single operating segment if aggregation is consistent with the objective and basic principles of the Statement, if the segments have similar economic characteristics, and, if the segments are similar in each of the following areas (a) the nature of products and services, (b) the nature of the production processes, (c) the type or class of customer for products and services, (d) the method used to distribute products or provide services and (e) if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.

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

Even though Nucleo and Personal have been combined into one reportable segment under Argentine GAAP, Note 14 to the consolidated financial statements discloses information for both Personal and Nucleo separately and a column totaling both entities to report the wireless reportable segment.

Considering that separate information for Nucleo is already disclosed in Note 14, the effect of the application of paragraph 17 of SFAS No. 131 would only be the (i) elimination of the column totaling Personal and Nucleo and (ii) labeling Nucleo as a separate Wireless segment.

f)  Sale of equity interest in Publicom

As discussed in Note 12, under Argentine GAAP, the sale of equity interest in Publicom has been accounted for as “Discontinued operation”.

Additionally, the Company has assessed whether this transaction shall be accounted for as a “Discontinued operation” under US GAAP in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).

16.          Differences between Argentine GAAP and US GAAP (continued)

The Company has considered that Publicom is a component of the entity whose disposal meets both of the two conditions stated in the paragraph 42 of SFAS 144. For our conclusion, we have assessed the guidance stated in EITF 03-13 “Applying the Conditions in paragraph 42 of SAFS 144 in Determining Whether to Report Discontinued Operations” and its decision tree provided in Exhibit 03-13A.

Although this disposal transaction is expected to be generated continuing cash flows by Telecom Argentina as result of its continuing involvement, the Company has considered that such continuing cash flows are not significant compared to those that would have been generated by Publicom absent the sale transaction and there is no significant continuing involvement in the operations and core business of Publicom. As a consequence, the Company concluded that classification of the sale of Publicom as a discontinued operation is also appropriate under US GAAP.

g)  Balance sheet classification differences

Deferred income taxes

Under Argentine GAAP, the net deferred tax liability has been classified as a non-current tax payable as of December 31, 2007 and 2006.

Under US GAAP, the Company applies the principles of SFAS No. 109. Pursuant to SFAS No. 109, the classification of the deferred tax for a temporary difference is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting or for loss carryforwards, the deferred tax should be classified according to the expected reversal date of the temporary difference or carryforward.

As of December 31, 2007, the net current deferred tax liability is $173 and the net non-current deferred tax asset is $123 under US GAAP. As of December 31, 2006, the net current deferred tax asset is $364 and the net non-current deferred tax liability is $50 under US GAAP.

Restricted cash

Under Argentine GAAP, as described in Note 11.c., the Company has classified restricted cash amounting to $23 as other receivables, as of December 31, 2007. Under US GAAP, restricted cash may be shown as a separate line item on the face of the balance sheet or classified as cash or investments, as appropriate, but identified in the notes to the financial statements. Restricted cash at December 31, 2007 represented cash in escrow related to certain judicial proceedings. The restricted cash is $44 as of December 31, 2006.

Revenue recognition

As indicated in Note 4.b., under Argentine GAAP, installation fees are recognized at the time of installation or activation. Associated direct expenses are expensed as incurred. These costs exceed installation revenues for all years presented.

For US GAAP purposes, non-refundable installation fees are deferred and recognized over the estimated customer relationship period. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to the amount of deferred revenues. Since installation costs exceed installation revenues for all years presented and considering that this excess is recognized immediately, there is no measurement difference between Argentine GAAP and US GAAP in this regard. However, the amount of assets and liabilities under US GAAP would differ as a result of the deferral of revenues and related costs. This effect for US GAAP purposes of recording the related deferred asset and liability is not significant for the years presented.

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

16.          Differences between Argentine GAAP and US GAAP (continued)

Under US GAAP, current restructured debt includes amounts due within the next twelve months at the balance sheet date. All other amounts are classified as non-current. Therefore, as of December 31, 2007, current and non current debt under US GAAP would have been $573 and $3,204, respectively. As of December 31, 2006, current and non current debt under US GAAP would have been $679 and $4,294, respectively.

h)  Indefeasible rights of use

Acquisition of indefeasible rights of use

In the ordinary course of business, Telecom Argentina enters into certain capacity agreements (the “IRU Contracts”) pursuant to which Telecom Argentina purchases the rights to use of fiber optic capacity for a period of 15 years. The rights of use purchased in 2007 amounted to $24 of which $6 is still outstanding as of December 31, 2007. Telecom Argentina is also committed to pay operation and maintenance costs (O&M) over the life of the IRU contracts.

Under Argentine GAAP, Telecom Argentina recognized the up-front cash payment and the remaining payable related to the IRU Contracts as an intangible asset. The intangible asset is being amortized under the straight-line method over the term of the Contracts, i.e. 15 years. Amortization expense is included under intangible amortization in the statement of income. Telecom Argentina determined that these capacity agreements are service contracts.

Under US GAAP, Telecom Argentina evaluated the guidance in EITF 01-08 “Determining whether an arrangement contains a lease”, and determined that these contracts do not contain a lease element, rather they are service contracts. In addition, under US GAAP, neither the cash up-front payments nor the remaining amount payables under the contracts qualify for recognition as intangible assets. Rather the prepayment would be recognized as a prepaid asset. Telecom Argentina would recognize service expense, including operating and maintenance costs, on a straight-line basis over the term of the IRU contracts. Accordingly, amortization expense would have been reduced by $7, $4 and $2 for the years ended December 31, 2007, 2006 and 2005, respectively, and service expense would have been increased by same amounts for those years.

Sale of a portion of indefeasible rights of use purchased

In the ordinary course of business, Telecom Argentina entered into certain capacity agreements, pursuant to which Telecom Argentina provides the right to use a portion of the capacity acquired under IRU Contracts mentioned above. As of December 31, 2007, $3 related to the 2007 capacity agreements is still uncollected.

Under Argentine GAAP, Telecom Argentina recognized this uncollected receivable and liability (deferred revenue) related to these agreements. Telecom Argentina will recognize revenue under the straight-line method over the term of the Agreement (15 years).

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

i)  Income statement classification differences

The following table reconciles the operating income as shown in the statement of income under Argentine GAAP to the operating income that would be reported under US GAAP, which contemplate classification differences under US GAAP:

	Years ended December 31,
	2007	2006	2005
Operating income under Argentine GAAP	$1,633	$892	$495
Foreign currency translation	2	6	2
Depreciation of foreign currency exchange differences	104	104	117
Other expenses, net as operating loss under US GAAP	(101)	(186)	(163)
Inventories	(51)	(5)	(14)
Other	(1)	(1)	—
Operating income under US GAAP	$1,586	$810	$437

16.          Differences between Argentine GAAP and US GAAP (continued)

j)  Earnings per share

Under Argentine GAAP, the Company computes net income per common share and dividends per share by dividing the net income for the period by the number of weighted common shares outstanding.

Under US GAAP, basic and diluted net incomes per share are presented in conformity with SFAS No. 128 “Earnings per Share” for all periods presented.

Basic net income per share is computed by dividing the net income available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in SFAS No. 128.

The following tables set forth the computation of basic and diluted net income per share (for continuing and discontinued operations) for the years indicated:

	Years ended December 31,
	2007	2006	2005
Common Shares:
Numerator:
Net income (loss) under US GAAP	$515	$202	$491
Net (income) loss available to Preferred Shares Class B	(252)	(99)	(240)
Net income (loss) available to common shares	263	103	251

Denominator:
Number of common shares outstanding	5,330,400	5,330,400	5,330,400
Basic and diluted net income (loss) per common share	$49.34	$19.35	$(47.02)

Preferred Shares Class B:
Numerator:
Net income (loss) available to Preferred Shares B	$252	$99	$240

Denominator:
Number of Preferred Shares Class B outstanding	1,470,455	1,470,455	1,470,455
Basic and diluted net (loss) income per Preferred Share Class B	$171.38	$67.25	$163.46

As mentioned in Note 9, the Class A preferred shares are entitled to an additional non cumulative dividend for each fiscal year since 1994 until the last redemption period, if the DROE of Telecom Argentina (as defined in the “issuance terms”) exceeded 10%. Such DROE did not exceed 10% for any of the periods presented; therefore, no income has been allocated to the Class A preferred shares for this additional dividend in the earnings per share calculation.

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

Under Argentine GAAP, payments to creditors for interest and withholding tax payments were reported as financing activities whereas these transactions would be classified as cash flows used in operating activities for US GAAP purposes. Additionally, under Argentine GAAP, cash outflows for the acquisition of indefeasible rights of use, which amounted to $31, $39 and $31 for fiscal years 2007, 2006 and 2005, respectively, were reported as investing activities. Under US GAAP, these transactions would be classified as cash outflows from operating activities.

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

16.          Differences between Argentine GAAP and US GAAP (continued)

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:

	Years ended December 31,
	2007	2006	2005

Cash flows provided by operating activities	$2,601	$1,945	$1,300

Cash flows from investing activities
Acquisition of fixed assets and intangible assets	(1,212)	(827)	(549)
Proceeds for the sale of equity investees	182	—	—
(Increase) Decrease in investments not considered as cash and cash equivalents and others	(512)	62	668
Total cash flows (used in) provided by investing activities	(1,542)	(765)	119

Cash flows from financing activities
Debt proceeds	45	36	1,236
Payment of debt	(1,290)	(1,113)	(4,684)
Payment of debt-related expenses and others	—	(52)	(59)
Dividends paid	(38)	—	—
Total cash flows used in financing activities	(1,283)	(1,129)	(3,507)

Effect of exchange rate changes on cash and cash equivalents	17	6	(253)
(Decrease) Increase in cash and cash equivalents	(207)	57	(2,341)
Cash and cash equivalents at the beginning of year	665	608	2,949
Cash and cash equivalents at year end	$458	$665	$608

l)  Changes in useful lives of fixed assets

As discussed in Note 13, during the year 2007, the Telecom Group performed an integral review of the useful lives of the fixed assets as from September 30, 2007 based on the work of independent appraisers, Organización Levin de Argentina S.A. As a result of this review, the remaining useful lives of certain fixed assets (fiber optic network, GSM technology network access and switching equipment, and certain software) were extended as from September 30, 2007. This reassessment resulted in a $14 reduction in depreciation expense for the year ended December 31, 2007.

In addition, the Telecom Group decided to accelerate the migration from TDMA technology to GSM technology, which is expected to be concluded by March 2008 (originally was expected by December 2008). Accordingly, during the year 2007, Personal recognized accelerated depreciation of $84 related to these assets in order to be fully depreciated by March 31, 2008.

Net of tax effect on net income for the mentioned changes in the estimated useful lives was a loss of $46, which represents a loss of Argentine pesos 0.05 per share for the year 2007.

During the year 2005, Organización Levin de Argentina S.A., independent appraisers, helped Personal and Nucleo to reassess the appropriateness of the useful lives of certain of their fixed assets. As a result of the work, Personal and Nucleo changed the useful lives of their TDMA and GSM networks and certain other network-related assets prospectively as from January 1, 2005. Accordingly, Personal and Nucleo recognized accelerated depreciation of $31 related to these assets, which represents a loss of Argentine pesos 0.02 per share for the year 2005.

m)  Severance payments

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its employees dismissed without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by SFAS No. 112, “Employers’ Accounting for Post-employment Benefits”, and SFAS No. 43, “Accounting for Compensated Absences”, which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

n)  Investments in debt securities

Note 17.c. to the financial statements presents the additional disclosure requirements in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

16.          Differences between Argentine GAAP and US GAAP (continued)

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

p)         Other comprehensive income

Under US GAAP, the Company adopted SFAS No. 130 (“SFAS 130”), “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

	Years ended December 31,
	2007	2006	2005
Net income under US GAAP	$515	$202	$491
Other comprehensive income:
- Foreign currency translation	3	2	2
- Investments classified as available-for-sale	—	(7)	7
Tax benefit (expense)	—	2	(2)
Minority interest	(1)	1	(4)
Comprehensive income	$517	$200	$494

	As of December 31,
	2007	2006	2005
Accumulated other comprehensive income (a)	$13	$11	$13

(a) Accumulated other comprehensive income as of December 31, 2007, 2006 and 2005 includes charges related to foreign currency translation adjustments. In addition, accumulated other comprehensive income as of December 31, 2005 includes charges related to investments classified as available-for-sale.

q)         Valuation and qualifying accounts

Under Rule 12-09 of Regulation S-X of the SEC, the Company is required to file Schedule II “Valuation and qualifying accounts”. This schedule is designed to present an analysis of valuation reserves, such as the allowance for doubtful accounts. Note 17.e to the Argentine GAAP financial statements presents this information for the years indicated. The Company considers this information is similar in format and content to that required by the SEC.

r)          Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). The changes to current practice resulting from the application of SFAS No. 157 relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. The definition of fair value retains the exchange price notion in earlier definitions of fair value. SFAS No. 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FASB Staff Position FAS 157-2, which delays the effective date of SAFS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This pronouncement partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for the mentioned items. The partial adoption of SFAS No. 157 will not have a significant impact on the Company’s current financial position or results of operations.

16.          Differences between Argentine GAAP and US GAAP (continued)

In September 2006, the Emerging Issues Task Force issued the EITF No. 06-1 “Accounting for consideration given by a service provider to manufacturers or resellers of equipment necessary for an end-customer to receive service from the service provider.” The issue is whether the provisions of EITF No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” should be applied to payments made by a service provider to manufacturers and/or retailers/resellers of specialized equipment that is necessary for a customer to receive a service from the service provider and in that event, it should be characterized as a reduction of revenue or as an expense depending on the nature of the consideration. The EITF No. 06-1 is effective for financial statements issued for fiscal years beginning after June 15, 2007. The adoption of EITF No. 06-1 will not have a significant impact on the Company’s current financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The fair value option for financial assets and financial liabilities – Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). This Statement permits entities to choose to measure many financial instruments and certain other items (eligible items) at fair value, at specified election dates. A business entity shall report unrealized gain and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: a) is applied instrument by instrument, with a few exceptions; b) is irrevocable and c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently analyzing the fair value option for certain debts existing at the time of adoption. If the fair value option is applied to such debts, the adoption of SFAS No. 159 is expected to have a significant impact on the Company’s financial position and results of operations under US GAAP.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (“SFAS No. 160”). This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 requires: a) noncontrolling interest to be presented in the consolidated statement of financial position within equity; and b) consolidated net income attributable to the noncontrolling interest to be presented on the face of the consolidated statement of income. In addition, the Statement requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company is currently analyzing the impact that the adoption of SFAS No. 160 will have on the Company’s financial position and results of operations.

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

d.                 Current investments

e.                  Allowances and provisions

f.                    Cost of services

g.                 Foreign currency assets and liabilities

h.                 Expenses

i.                     Aging of assets and liabilities

17.                     Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the year
Land	109	4	—	—	—	113
Building	1,450	—	—	8	(2)	1,456
Tower and pole	352	—	5	19	(1)	375
Transmission equipment	4,018	17	20	221	(8)	4,268
Wireless network access	1,551	—	—	49	(13)	1,587
Switching equipment	4,136	3	8	152	(1)	4,298
Power equipment	562	1	7	24	(1)	593
External wiring	6,065	—	6	125	(2)	6,194
Computer equipment	3,008	9	17	372	(1)	3,405
Telephony equipment and instruments	831	7	18	7	—	863
Equipment lent to customers at no cost	71	33	12	7	(2)	121
Vehicles	121	26	—	—	(15)	132
Furniture	74	1	1	1	—	77
Installations	316	—	3	8	—	327
Improvements in third parties buildings	84	—	—	18	—	102
Work in progress	451	1,174	12	(1,011)	—	626
Subtotal	23,199	(a) 1,275	109	—	(46)	24,537
Asset retirement obligations	25	2	—	—	(1)	26
Materials	155	(b) 139	1	—	(80)	215
Total as of December 31, 2007	23,379	1,416	110	—	(127)	24,778

Total as of December 31, 2006	22,611	1,176	136	—	(545)	23,378

							Net	Net
	Depreciation						carrying	carrying
	Accumulated			Foreign		Accumulated	value	value
	as of the			currency	Decreases	as of the	as of	as of
	beginning	Annual		translation	and	end of the	December	December
Principal account	of the year	rate (%)	Amount	adjustments	transfers	year	31, 2007	31, 2006
Land	—	—	—	—	—	—	113	109
Building	(768)	4 - 10	(58)	—	2	(824)	632	682
Tower and pole	(253)	5 - 8	(15)	(2)	—	(270)	105	99
Transmission equipment	(3,333)	11 - 14	(228)	(13)	8	(3,566)	702	685
Wireless network access	(1,119)	11 - 14	(194)	—	13	(1,300)	287	432
Switching equipment	(3,418)	11 - 15	(266)	(6)	1	(3,689)	609	718
Power equipment	(448)	10 - 11	(36)	(4)	—	(488)	105	114
External wiring	(4,456)	6	(287)	(3)	1	(4,745)	1,449	1,609
Computer equipment	(2,541)	18 - 22	(208)	(14)	1	(2,762)	643	467
Telephony equipment and instruments	(771)	11 - 18	(29)	(12)	—	(812)	51	60
Equipment lent to customers at no cost	(67)	50	(13)	(11)	2	(89)	32	4
Vehicles	(77)	20	(13)	—	15	(75)	57	44
Furniture	(56)	10	(6)	(1)	—	(63)	14	18
Installations	(233)	8 - 25	(13)	(2)	—	(248)	79	83
Improvements in third parties buildings	(63)	3	(6)	—	—	(69)	33	21
Work in progress	—	—	—	—	—	—	626	451
Subtotal	(17,603)		(1,372)	(68)	43	(19,000)	5,537	5,596
Asset retirement obligations	(15)	16- 21	(5)	—	—	(20)	6	10
Materials	—		—	—	—	—	215	155
Total as of December 31, 2007	(17,618)		(c) (1,377)	(68)	43	(19,020)	5,758	5,761

Total as of December 31, 2006	(16,653)		(c) (1,342)	(85)	463	(17,617)	5,761

(a)	Includes $13 in Transmission equipment, $27 in Equipment lent to customers at no cost, $2 in Telephony equipment and instruments and $339 in Work in progress, transferred from materials.
(b)	Net of $381 transferred to fixed assets.
(c)	Includes $(104) and $(104), in December 2007 and 2006, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences.

17.                     Other financial statement information (continued)

(b) Intangible assets, net

	Original value
			Foreign
	As of the		currency		As of the
Principal account	beginning of the year	Additions	translation adjustments	Decreases	end of the year
Software obtained or developed for internal use	440	—	6	—	446
Debt issue costs	54	—	3	(20)	37
PCS license	658	—	—	—	658
Band B license and PCS license (Paraguay)	181	—	30	—	211
Rights of use	140	24	—	—	164
Exclusivity agreements	62	3	—	(11)	54
Total as of December 31, 2007	1,535	27	39	(31)	1,570

Total as of December 31, 2006	1,516	72	53	(106)	1,535

						Net	Net
	Amortization					carrying	carrying
Principal account	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Decreases	Accumulated as of the end of the year	value as of December 31, 2007	value as of December 31, 2006
Software obtained or developed for internal use	(420)	(13)	(6)	—	(439)	7	20
Debt issue costs	(28)	(11)	(3)	20	(22)	15	26
PCS license	(70)	—	—	—	(70)	588	588
Band B license and PCS license (Paraguay)	(170)	(13)	(28)	—	(211)	—	11
Rights of use	(35)	(10)	—	—	(45)	119	105
Exclusivity agreements	(31)	(3)	—	11	(23)	31	31
Total as of December 31, 2007	(754)	(a) (50)	(37)	31	(810)	760	781

Total as of December 31, 2006	(755)	(b) (59)	(45)	105	(754)	781

(a)	An amount of $(35) is included in cost of services, $(1) in general and administrative expenses, $(3) in selling expenses and $(11) in financial results, net.
(b)	An amount of $(46) is included in cost of services, $(3) in selling expenses and $(10) in financial results, net.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of December 31, 2007	Cost value as of December 31, 2007	Book value as of December 31, 2007	Book value as of December 31, 2006
CURRENT INVESTMENTS
Mutual funds
HF $ Clase I	$1.24	56,816,602	71	71	71	27
Optimun CDB $ Clase B	$1.75	2,967,846	5	5	5	7
Lombard Renta $	$2.48	9,317,848	23	23	23	—
Other mutual funds			—	—	—	39
Total mutual funds			99	99	99	73
Total current investments			99	99	99	73

17.                     Other financial statement information (continued)

(d) Current investments

	Cost as of	Book value as of
	December 31, 2007	December 31, 2007	December 31, 2006

CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$282	$283	$363
In Argentine pesos	31	31	199
	$313	$314	$562
With an original maturity of more than three months
In foreign currency	$532	$534	$—
	$532	$534	$—
Total current investments	$845	$848	$562

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2007
Deducted from current assets
Allowance for doubtful accounts receivables	105	71	—	(50)	126
Regulatory contingencies	—	—	(f) 14)	(2)	12
Allowance for obsolescence of inventories	12	7	—	(1)	18
Allowance for doubtful accounts and other assets	16	—	5	(10)	11
Total deducted from current assets	133	78	19	(63)	167
Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	197	—	—	(d) (88)	109
Regulatory contingencies	—	42	(f) 22	—	64
Allowance for doubtful accounts and other assets	23	7	(5)	—	25
Write-off of materials	22	—	—	(2)	20
Total deducted from non-current assets	242	49	17	(90)	218
Total deducted from assets	375	(b) 127	36	(153)	385

Included under current liabilities
Provision for contingencies	85	—	14	(e) (50)	49
Total included under current liabilities	85	—	14	(50)	49
Included under non-current liabilities
Provision for contingencies	234	79	(70)	—	243
Total included under non-current liabilities	234	79	(70)	—	243
Total included under liabilities	319	(c) 79	(f) (56)	(50)	292

(a)	As of December 31, 2007 and 2006 this allowance is included in Taxes payable non-current.
(b)	Includes $71 in selling expenses and $56 in other expenses, net.
(c)	Included in other expenses, net.
(d)	Included in income tax.
(e)	Includes $8 by application of SC Resolution No. 41/07.
(f)	Reclassified $36 to other receivables — “Regulatory contingencies” and $20 to other liabilities — “Contingencies payable”.

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2006
Deducted from current assets
Allowance for doubtful accounts receivables	97	64	—	(56)	105
Allowance for obsolescence of inventories	9	5	—	(2)	12
Allowance for doubtful accounts and other assets	7	10	2	(3)	16
Total deducted from current assets	113	79	2	(61)	133
Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	278	—	—	(81)	197
Allowance for doubtful accounts and other assets	20	5	(2)	—	23
Write-off of materials	—	22	—	—	22
Total deducted from non-current assets	298	27	(2)	(d) (81)	242
Total deducted from assets	411	(g) 106	—	(142)	375

Included under current liabilities
Provision for contingencies	108	57	101	(181)	85
Total included under current liabilities	108	57	101	(181)	85
Included under non-current liabilities
Provision for contingencies	239	96	(101)	—	234
Total included under non-current liabilities	239	96	(101)	—	234
Total included under liabilities	347	(h) 153	—	(181)	319

(g)	Includes $63 in selling expenses, $1 in foreign currency translation adjustments and $42 in other expenses, net.
(h)	Includes $57 in selling expenses and $96 in other expenses, net.

17.                     Other financial statement information (continued)

(f) Cost of services

	Years ended December 31,
	2007	2006	2005
Inventory balance at the beginning of the year	$188	$113	$82
Plus:
Purchases	927	1,060	664
Holding results on inventories	(59)	(5)	(14)
Wireless handsets lent to customers at no cost (a)	(5)	(4)	(3)
Replacements	(2)	(4)	(3)
Foreign currency translation adjustments in inventory	1	1	—
Cost of services (Note 17.h)	4,088	3,511	3,063
Less:
Inventory balance at year end	(175)	(188)	(113)
COST OF SERVICES	$4,963	$4,484	$3,676

(a)

Under certain circumstances, Personal lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of Personal and customers are generally obligated to return them at the end of the respective agreements.

	Years ended December 31,
	2007	2006	2005
Services
Net sales	$8,466	$6,821	$5,329
Cost of sales	(4,070)	(3,485)	(3,053)
Gross profit from services	$4,396	$3,336	$2,276
Handsets
Net sales	$590	$544	$332
Cost of sales	(875)	(973)	(613)
Gross loss from handsets	$(285)	$(429)	$(281)
Voice, Internet and data equipment
Net sales	$18	$7	$7
Cost of sales	(18)	(26)	(10)
Gross loss from voice, Internet and data equipment	$—	$(19)	$(3)
TOTAL GROSS PROFIT	$4,111	$2,888	$1,992

17.       Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of December 31, 2007				As of December 31, 2006

Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	US$			$	$3
	G	—	—	—	3
Bank accounts	US$	3	3.14900	10	2
	G	15,224	0.0006413	10	7
Investments
Time deposits	US$	242	3.14900	761	347
	EURO	11	4.63150	49	14
		¥235	0.02793	7	2
Accounts receivable
	US$	22	3.14900	69	50
	G	36,510	0.0006413	23	23
Related parties	US$	2	3.14900	7	4
Other receivables
Prepaid expenses	US$	2	3.14900	7	5
	G	2,187	0.0006413	2	1
Tax credits	G	—	—	—	2
Derivatives	US$	67	3.14900	212	—
Others	US$	2	3.14900	5	17
	G	2,251	0.0006413	2	2
Non–current assets
Other receivables
Derivatives	US$			—	85
Total assets				$1,164	$567
Current liabilities
Accounts payable
Suppliers	US$	178	3.14900	$561	$472
	G	26,639	0.0006413	17	11
	EURO	6	4.63150	28	29
Deferred revenues	G	15,578	0.0006413	10	8
Related parties	US$	4	3.14900	12	32
	EURO	3	4.63150	12	7
Debt
Notes – Principal	US$	196	3.14900	617	569
	EURO	133	4.63150	618	347
		¥3,080	0.02793	86	51
Banks loans and others – Principal	US$	15	3.14900	47	247
	G	46,681	0.0006413	22	—
Accrued interest	US$	5	3.14900	15	24
	EURO	3	4.63150	14	16
		¥29	0.02793	1	1
Derivatives	US$	1	3.14900	3	5
Salaries and social security payable
Vacation, bonuses and social security payable.	G	1,855	0.0006413	1	1
Taxes payable
Income tax	G	2,020	0.0006413	1	3
VAT	G	1,794	0.0006413	1	—
Other liabilities
Deferred revenue on sale of capacity	US$	2	3.14900	7	6
Others	G	952	0.0006413	1	—
Non–current liabilities
Debt
Notes – Principal	US$	273	3.14900	859	1,366
	EURO	173	4.63150	799	1,195
		¥3,987	0.02793	111	176
Banks loans and others – Principal	US$	2	3.14900	5	51
Gain on discounting of debt	US$	(3)	3.14900	(8)	(20)
	EURO	(10)	4.63150	(45)	(105)
		¥(304)	0.02793	(9)	(21)
Taxes payable
Deferred tax assets	G	2,258	0.0006413	2	(1)
Other liabilities
Deferred revenue on sale of capacity	US$	19	3.14900	60	49
Total liabilities				$3,848	$4,519

(i) US$ = United States dollars; G= Guaraníes; ¥ = Japanese Yen.

17.       Other financial statement information (continued)

(h)   Expenses

	Expenses			Capitalized and	Year ended
	Cost of services	General and administrative	Selling	recoverable costs	December 31, 2007
Salaries and social security	$420	$163	$378	$30	$991
Depreciation of fixed assets	1,227	52	98	—	1,377
Amortization of intangible assets	35	1	3	—	39
Taxes	241	4	45	—	290
Turnover tax	370	—	—	—	370
Maintenance, materials and supplies	344	24	79	—	447
Cost of voice, Internet and data equipment sales	18	—	—	—	18
Cost of directories publishing	2	—	—	—	2
Bad debt expense	—	—	71	—	71
Interconnection costs	151	—	—	—	151
Cost of international outbound calls	138	—	—	—	138
Lease of circuits	101	—	—	—	101
Fees for services	59	76	167	—	302
Advertising	—	—	306	—	306
Agent commissions and distribution of prepaid cards commissions	—	—	704	—	704
Other commissions	—	1	129	—	130
Roaming	151	—	—	—	151
Charges for TLRD	609	—	—	—	609
Transportation and freight	16	9	117	—	142
Insurance	2	4	5	—	11
Energy, water and others	55	6	7	—	68
Rental expense	80	3	17	—	100
Others	69	2	7	—	78
Total	$4,088	$345	$2,133	$ (a)30	$6,596

a)	Included $18 in Non-current assets - “Credit on SC Resolution No. 41/07” and $12 capitalized in Fixed assets - “Work in progress”.

	Expenses			Fixed assets	Year ended
	Cost of services	General and administrative	Selling	Work in progress	December 31, 2006
Salaries and social security	$383	$132	$315	$10	$840
Depreciation of fixed assets	1,183	42	117	—	1,342
Amortization of intangible assets	46	—	3	—	49
Taxes	213	2	36	—	251
Turnover tax	288	—	—	—	288
Maintenance, materials and supplies.	229	13	75	—	317
Cost of voice, Internet and data equipment sales	26	—	—	—	26
Bad debt expense	—	—	63	—	63
Interconnection costs	159	—	—	—	159
Cost of international outbound calls	111	—	—	—	111
Lease of circuits	56	—	—	—	56
Fees for services	63	57	140	—	260
Advertising	—	—	225	—	225
Agent commissions and distribution of prepaid cards commissions	—	—	548	—	548
Other commissions	—	2	111	—	113
Roaming	137	—	—	—	137
Charges for TLRD	445	—	—	—	445
Transportation and freight	16	7	60	—	83
Insurance	3	4	5	—	12
Energy, water and others	43	5	13	—	61
Rental expense	61	3	13	—	77
Others	49	2	3	—	54
Total	$3,511	$269	$1,727	$10	$5,517

	Expenses			Year ended
	Cost of services	General and administrative	Selling	December 31, 2005
Salaries and social security	$313	$121	$238	$672
Depreciation of fixed assets	1,278	37	138	1,453
Amortization of intangible assets	39	—	5	44
Taxes	139	5	32	176
Turnover tax	218	—	—	218
Maintenance, materials and supplies	218	10	48	276
Cost of voice, Internet and data equipment sales	10	—	—	10
Bad debt expense	—	—	28	28
Interconnection costs	144	—	—	144
Cost of international outbound calls	94	—	—	94
Lease of circuits	48	—	—	48
Fees for services	33	52	81	166
Advertising	—	—	150	150
Agent commissions and distribution of prepaid cards commissions	—	—	386	386
Other commissions	—	—	77	77
Roaming	115	—	—	115
Charges for TLRD	271	—	—	271
Transportation and freight	14	5	42	61
Insurance	5	1	6	12
Energy, water and others	37	4	9	50
Rental expense	47	3	10	60
Others	40	—	9	49
Total	$3,063	$238	$1,259	$4,560

17.       Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	234		—	—	—		—	—	—
Not due
First quarter 2008	947	661		75	1,641	64		80	246	36
Second quarter 2008	—	3		51	—	831		34	23	4
Third quarter 2008	—	—		10	—	5		25	—	4
Fourth quarter 2008	—	—		196	—	574		25	—	6
January 2009 thru December 2009	—	—		263	—	1,034		12	—	11
January 2010 thru December 2010	—	—		10	—	752		9	—	26
January 2011 and thereafter	—	—		9	—	—		22	—	83
Not date due established	1	—		—	—	(62)		—	289	—
Total not due	948	664		614	1,641	3,198		207	558	170
Total as of December 31, 2007	948	898		614	1,641	3,198		207	558	170

Balances bearing interest	947	234		—	—	3,198		—	—	17
Balances not bearing interest	1	664		614	1,641	—		207	558	153
Total	948	898		614	1,641	3,198		207	558	170

Average annual interest rate (%)	5.44	(a	)	—	—	(b	)	—	—	6.00

(a)   $162 bear 50% over the Banco Nación Argentina notes payable discount rate and $72 bear 28.59%.

(b)   See Note 8.

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

8.1	List of subsidiaries (incorporated by reference to Telecom Argentina S.A.’s Annual Report filed on Form 20-F for 2007).
11.1	Code of Business Conduct and Ethics of Nortel (incorporated by reference to Nortel’s annual report on Form 20-F for 2004 dated June 29, 2005).
11.2	Code of Business Conduct and Ethics of Nortel (English translation)(incorporated by reference to Nortel’s annual report on Form 20-F for 2004 dated June 29, 2005).
12.1	Certification of the General Manager and Sole Officer of Nortel Inversora S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
13(a)	Certification of the General Manager and Sole Officer of Nortel Inversora S.A. pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
15(a)

Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina–Inversiones S.L., dated September 9, 2003. (incorporated by reference to Exhibit 4.3 to Nortel’s Annual Report on Form 20-F for 2003).

15(b)	Annual Report on Form 20-F, dated June 27, 2008, for the year ended December 31, 2007, of Telecom Argentina S.A. filed by Telecom (No. 1-13464).

* Pursuant to Instruction 1(b)(i) to Item 19 of Form 20-F, we undertake to furnish this document upon request of the Commission.

** Our General Manager and Sole Officer acts as both the principal executive officer and principal financial officer.