Form 20-F
period 2008-12-31
NORTEL INVESTMENTS INC
filed 2009-06-26
CIK 877691

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number:  1-14270

NORTEL INVERSORA S.A.
(Exact name of Registrant as specified in its charter)

NORTEL INVESTMENTS S.A.
(Translation of Registrant’s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Alicia Moreau de Justo 50 Piso 11 C1107AAB—Buenos Aires Argentina
(Address of principal executive offices)

José Gustavo Pozzi Tel: +54-11-4968-3631 gpozzi@ta.telecom.com.ar
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

☐ Yes   ☐ No

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

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

i

CERTAIN DEFINITIONS

Capitalized terms used but not defined in this Annual Report on Form 20-F for the year ended December 31, 2008 of Nortel Inversora S.A. (“Nortel” or the “Company”) (File No. 1-14270) (the “Form 20-F” or the “Annual Report”) have the meaning assigned to them in the Annual Report on Form 20-F for the year ended December 31, 2008 of Telecom Argentina S.A. (“Telecom”) (File No. 1-13464) (the “Telecom Form 20-F”) included as an exhibit hereto.

The term “Nortel Inversora” refers to Nortel Inversora S.A. excluding its consolidated subsidiaries, unless otherwise indicated.

PRESENTATION OF FINANCIAL INFORMATION

In this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms, “we,” “us,” “our,” “the Company” and “Nortel” refer to Nortel Inversora S.A. and its consolidated subsidiaries as of December 31, 2008, unless otherwise indicated.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries, as of December 31, 2008, Telecom Personal S.A., Núcleo S.A., Telecom Argentina USA Inc., Micro Sistemas S.A. and Cubecorp Argentina S.A.  The terms “Telecom Group” or “Telecom” refer to Telecom Argentina S.A. and its consolidated subsidiaries.  Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries.

The terms “Telecom Personal” or “Personal” refer to Telecom Personal S.A., Telecom Argentina’s subsidiary engaged in the provision of wireless communication services in Argentina.  The term “Núcleo” refers to Núcleo S.A., Telecom Personal’s consolidated subsidiary engaged in the provision of wireless communication and Internet services in Paraguay.

Consolidated Financial Statements.  Our Consolidated Financial Statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-77 of this Annual Report.

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

Exchange Rates.  In this Form 20-F, except as otherwise specified, references to “US$” and “dollars” are to U.S. dollars, references to “P$” and “pesos” are to Argentine pesos, references to the “yen” or “¥” are to Japanese currency, and references to “euro” or “€” are to the single currency of the participants in the European Economic and Monetary Union.  The exchange rate between the dollar and the peso as of December 31, 2008 was P$3.453=US$1.00.  Prior to January 6, 2002, the exchange rate had been fixed at one peso per U.S. dollar in accordance with the Convertibility Law during the period April 1, 1991 through January 6, 2002.  However, as a result of the elimination of the fixed exchange rate and the devaluation of the peso, the exchange rate between the dollar and the peso has since declined substantially.  As of June 24, 2009, the exchange rate (ask price) was P$3.79=US$1.00.  Unless otherwise indicated, our Consolidated Financial Statements use the exchange rate as of each relevant date or year-end quoted by Banco de la Nación Argentina (“Banco Nación”).  Such translation should not be construed as representing that the peso amounts actually represent actual dollar amounts or that any person could convert the peso amounts into dollars at the rate indicated or at any other exchange rate.  For more information regarding historical exchange rates and the peso, see: “Item 3—Key Information—Exchange Rates.” We have provided, as a convenience, translations as of December 31, 2008 for other currencies which are mentioned in this Annual Report, including the Japanese yen (P$3.813=¥100), and the euro (P$4.791=€1).

Certain amounts and ratios contained in this Annual Report (including percentage amounts) have been rounded up or down in order to facilitate the summation of the tables in which they are presented.  The effect of this rounding is not material.  These rounded amounts are also included within the text of this Annual Report.

The contents of our website are not part of this Annual Report.

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

ITEM 3.          KEY INFORMATION

(a) Selected Consolidated Financial Data

The following tables set forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2008.  Our consolidated selected financial data should be read in conjunction with, and are qualified in their entirety by, our Consolidated Financial Statements and “Item 5—Operating and Financial Review and Prospects.”

Our selected consolidated income statement data for the years ended December 31, 2008, 2007 and 2006 and the selected consolidated balance sheet data as of December 31, 2008 and 2007 have been derived from our Consolidated Financial Statements included elsewhere in this Annual Report.  Our selected consolidated balance sheet data as of December 31, 2006 has been derived from our consolidated financial statements as of December 31, 2006 and 2005 and for the three years in the period ended December 31, 2006, which are not included in this Annual Report.

Our selected consolidated income statement data for the years ended December 31, 2005 and 2004 and our selected consolidated balance sheet data as of December 31, 2005 and 2004 have been derived from our consolidated financial statements as of December 31, 2005 and 2004 and for the three years in the period ended December 31, 2005.  The Consolidated Financial Statements as of December 31, 2005 and 2004 and for the three years in the period ended December 31, 2005 are not included in this Annual Report.

We maintain our financial books and records and prepare our financial statements in pesos in conformity with Argentine GAAP, which differ in certain aspects from US GAAP. For a summary description of the principal differences between Argentine GAAP and US GAAP as they relate to us, see Note 15 to our Consolidated Financial Statements.

Recent Accounting Pronouncements

In March 2009, the FACPCE issued RT 26, “Adoption of the International Financial Reporting Standards from the International Accounting Standards Board,” which will be fully effective for fiscal years beginning on or after January 1, 2011. RT 26 also establishes certain disclosure requirements applicable to annual financial statements beginning on or after January 1, 2009.  As of the date of this Annual Report, RT 26 has not been adopted by the CNV. The Company is currently analyzing the impact that the adoption of RT 26 will have on the Company’s financial position and results of operations.

Supplementary Unconsolidated Financial Information

For information regarding our financial and operating results on an unconsolidated basis, see Note 14 to our Consolidated Financial Statements.

CONSOLIDATED SELECTED INCOME STATEMENT AND BALANCE SHEET DATA

	As of and for the Year Ended December 31,
	2008	2007	2006	2005	2004
	(P$ millions, except per share and per ADS data)
INCOME STATEMENT DATA
Argentine GAAP Amounts
Continuing Operations
Net sales	10,608	9,074	7,372	5,668	4,451
Cost of services, general and administrative and selling expenses	(8,570)	(7,441)	(6,480)	(5,173)	(4,060)
Operating income	2,038	1,633	892	495	391
Other, net (1)	(537)	(542)	(665)	(464)	(1,244)
Gain on debt restructuring, net	—	—	—	1,424	209
Income tax (expense) benefit, net	(535)	(292)	22	(119)	(25)
Minority interest	(447)	(377)	(127)	(611)	306
Net income (loss) from continuing operations	519	422	122	725	(363)
Discontinued Operations (2)
Income from discontinued operations	—	102	13	3	—
Minority interest	—	(46)	(6)	(1)	2
Net income from discontinued operations	—	56	7	2	2
Net income (loss)	519	478	129	727	(361)
Net income (loss) per ordinary share (3)	45.59	42.02	8.91	66.49	(37.37)
Net income (loss) per Series B Preferred Share (4)	158.76	146.14	30.97	231.15	(129.91)
US GAAP Amounts (5)
Operating income	1,799	1,586	810	437	434
Net income (loss)	484	515	202	491	(519)
Net income (loss) from continuing operations per share (6)	1.13	1.06	0.57	1.16	(0.79)
Net income from discontinued operations per ordinary share (6)	—	0.11	0.01	—	—
Net income (loss) per ordinary share (3)	46.35	49.34	19.35	47.02	(49.70)
Net income (loss) from continuing operations per ADS (7)	5.63	5.31	2.84	5.77	(3.99)
Net income from discontinued operations per ADS (7)	—	0.52	0.07	0.01	0.02
Net income (loss) per Series B Preferred Share (4)	161.13	171.38	67.25	163.46	(172.78)
BALANCE SHEET DATA
Argentine GAAP Amounts
Current assets	2,592	2,384	1,771	1,550	4,450
Fixed assets, net	6,188	5,738	5,739	5,958	6,894
Total assets	9,643	9,170	8,724	8,565	12,339
Current liabilities	4,067	3,647	3,375	2,208	10,234
Current debt	1,355	1,474	1,395	905	9,434
Non-current liabilities	1,487	2,419	3,146	4,443	1,540
Non-current debt	688	1,724	2,703	3,996	1,219
Minority interest	1,900	1,449	1,036	886	268
Total shareholders’ equity	2,189	1,655	1,167	1,028	297
Total liabilities, minority interest and shareholders’ equity	9,643	9,170	8,724	8,565	12,339

	As of and for the Year Ended December 31,
	2008	2007	2006	2005	2004
	(P$ millions, except per share and per ADS data)
US GAAP Amounts (5)
Total assets	9,506	9,111	8,818	8,713	12,692
Current liabilities	3,201	2,913	2,646	1,858	10,227
Non-current liabilities	3,142	4,532	5,542	6,702	3,330
Minority interest	1,951	1,203	684	407	(117)
Total shareholders’ equity (deficit)	1,212	463	(54)	(254)	(748)

(1)   Other, net includes gain on equity investees, “financial results, net” and other expenses, net.

(2)   Corresponds to the sale in April 2007 of our equity interest in Publicom (representing 99.99% of the capital stock and voting shares of Telecom Argentina’s former subsidiary, a publisher of directories) to Yell Publicidad S.A.

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

(5)   For a description of these differences please refer to Note 15 to the Consolidated Financial Statements. The following tables show the principal reconciling items between our consolidated selected Argentine GAAP and US GAAP amounts shown for all years presented.

(6)   Calculated based on 984,380,978 Telecom Argentina’s shares outstanding during each year.

(7)   Calculated based on 196,876,196 Telecom Argentina’s ADSs outstanding during each year.

	As of December 31,
	2008	2007	2006	2005	2004
	(P$ millions)
Total assets under Argentine GAAP	9,643	9,170	8,724	8,565	12,339
Valuation differences:
Foreign-currency translation	—	(72)	(50)	(10)	5
Capitalization of foreign currency exchange differences	(67)	(106)	(210)	(314)	(443)
Other adjustments	(11)	5	(3)	6	6
Tax effects on US GAAP adjustments	27	35	75	110	155
Valuation allowance	—	—	—	—	(285)
Balance sheet classification differences:
Deferred income taxes	(27)	88	295	363	935
Other classifications(i)	(59)	(9)	(13)	(7)	(20)
Total assets under US GAAP	9,506	9,111	8,818	8,713	12,692

	As of December 31,
	2008	2007	2006	2005	2004
	(P$ millions)
Total current liabilities under Argentine GAAP	4,067	3,647	3,375	2,208	10,234
Valuation differences:
Other adjustments	—	—	—	—	5
Tax effects on US GAAP adjustments	—	—	—	—	(2)
Valuation allowance	—	—	—	—	2
Balance sheet classification differences:
Deferred income taxes	273	173	—	—	—
Financial indebtedness	(1,137)	(901)	(716)	(348)	—
Other classifications(i)	(2)	(6)	(13)	(2)	(12)
Total current liabilities under US GAAP	3,201	2,913	2,646	1,858	10,227

(i)    Includes the classifications corresponding to the acquisition and sale of indefeasible right of use. No classification was recorded for revenue recognition (installation fees), since the amounts involved were immaterial.  See Notes 15.II.h and 15.II.i to the Consolidated Financial Statements.

	As of December 31,
	2008	2007	2006	2005	2004
	(P$ millions)
Total non-current liabilities under Argentine GAAP	1,487	2,419	3,146	4,443	1,540
Valuation differences:
Redeemable preferred shares	1,039	923	815	708	579
Foreign-currency translation	—	—	(1)	(3)	(6)
Debt Restructurings	—	579	875	1,300	235
Fair value option for Notes of Telecom Argentina	(254)	—	—	—	—
Other adjustments	2	2	3	3	—
Tax effects on US GAAP adjustments	88	(204)	(307)	(455)	(82)
Valuation allowance	—	—	—	—	137
Balance sheet classification differences:
Deferred income taxes	(300)	(85)	295	363	935
Financial indebtedness	1,137	901	716	348	—
Other classifications(i)	(57)	(3)	—	(5)	(8)
Total non-current liabilities under US GAAP	3,142	4,532	5,542	6,702	3,330

(i)    Includes the classifications corresponding to the acquisition and sale of indefeasible right of use. No classification was recorded for revenue recognition (installation fees), since the amounts involved were immaterial.  See Notes 15.II.h and 15.II.i to the Consolidated Financial Statements.

	As of December 31,
	2008	2007	2006	2005	2004
	(P$ millions)
Total minority interest under Argentine GAAP	1,900	1,449	1,036	886	268
Valuation differences:
Foreign-currency translation	—	(23)	(16)	(5)	1
Telecom’s adjustments	51	(223)	(336)	(474)	(386)
Total minority interest under US GAAP	1,951	1,203	684	407	(117)

	As of December 31,
	2008*	2007	2006	2005	2004
	(P$ millions)
Total shareholders’ equity under Argentine GAAP	2,189	1,655	1,167	1,028	297
Valuation differences:
Redeemable Preferred shares	(1,039)	(923)	(815)	(708)	(579)
Foreign-currency translation	—	(72)	(49)	(7)	11
Capitalization of foreign currency exchange differences, net	(67)	(106)	(210)	(314)	(443)
Debt Restructurings	—	(579)	(875)	(1,300)	(235)
Fair value option for Notes of Telecom Argentina	253	—	—	—	—
Other adjustments	(12)	3	(6)	3	1
Tax effects on US GAAP adjustments	(61)	239	382	565	239
Valuation allowance	—	—	—	—	(424)
Minority interest	(51)	246	352	479	385
Total shareholders’ equity (deficit) under US GAAP	1,212	463	(54)	(254)	(748)

*      On January 1, 2008, Telecom Argentina adopted the provisions of SFAS No.159, “The fair value option for financial assets and financial liabilities — Including an amendment of FASB Statement No. 115” (“SFAS No.159”). Telecom Argentina’s adjustment under US GAAP, net of tax effect, at the adoption date was P$408 million (P$0.41 per share) which was recorded as a cumulative-effect adjustment to retained earnings as of January 1, 2008, while the subsequent effects of fair value measurement were shown as a reconciliation item to income statement in the US GAAP reconciliation as of and for the year ended December 31, 2008.

	Year ended December 31,
	2008	2007	2006	2005	2004
	(P$ millions)
Operating income under Argentine GAAP	2,038	1,633	892	495	391
Valuation differences:
Foreign-currency translation	—	2	6	2	1
Depreciation of foreign currency exchange differences	39	104	104	117	119
Inventories	(14)	(51)	(5)	(14)	(6)
Reversal of amortization of Telecom Debt issuance costs recorded under Argentine GAAP	7	—	—	—	—
Other adjustments	—	(1)	(1)	—	—
Income statement classification differences:
Other expenses, net as operating loss under US GAAP	(271)	(101)	(186)	(163)	(71)
Operating income under US GAAP	1,799	1,586	810	437	434

	Year ended December 31,
	2008	2007	2006	2005	2004
	(P$ millions)
Total net income (loss) under Argentine GAAP	519	478	129	727	(361)
Valuation differences:
Redeemable preferred shares	(116)	(108)	(107)	(129)	(95)
Foreign-currency translation	—	(4)	(17)	(10)	9
Depreciation of foreign currency exchange differences, net of reversal of its capitalization	39	104	104	129	123
Debt Restructurings	—	296	418	(1,230)	(235)
Extinguishment of Telecom Personal’s and Núcleo’s restructured debts	—	—	7	165	—
Telecom Personal Pre-APE Debt Restructurings	—	—	—	—	20
Fair value option for Notes of Telecom Argentina	205	—	—	—	—
Other adjustments	(16)	9	(2)	(5)	(6)
Tax effects on US GAAP adjustments	(80)	(143)	(185)	328	34
Valuation allowance	—	—	—	424	(60)
Minority interest	(67)	(117)	(145)	92	52
Total net income (loss) under US GAAP	484	515	202	491	(519)

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

Our selected unconsolidated financial information, shown below, relating to the years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been derived from our annual unconsolidated financial statements not included herein.

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

Nortel Inversora’s unconsolidated financial statements account for its equity interest in Telecom Argentina through the equity method. Amounts included under the “Equity gain (loss) from related companies” caption of Nortel’s unconsolidated financial statements reflects approximately 54.74% of Telecom’s net income or loss for each of years 2004, 2005, 2006, 2007 and 2008.

	As of and for the Year ended December 31,
	2008	2007	2006	2005	2004
	(in millions of pesos, except per share data)
INCOME STATEMENT DATA:
Equity gain (loss) from related companies	526	484	133	730	(364)
General and administrative expenses	(3)	(3)	(2)	(2)	(3)
Operating income (loss)	523	481	131	728	(367)
Financial results, net
Interest income	—	—	—	—	—
Interest expense	(1)	—	—	—	—
Other (including monetary results)	—	—	—	—	—
Total financial results, net	(1)	—	—	—	—
Other, net	(3)	(3)	(2)	(1)	7
Income tax	—	—	—	—	(1)
Net income (loss)	519	478	129	727	(361)
Net income (loss) per ordinary share (1)	45.59	42.02	8.91	66.49	(37.37)
OTHER DATA:
Cash dividends collected from subsidiary (2)	—	—	—	—	—
Cash dividends paid on Nortel’s preferred stock (3)	—	—	—	—	—
Cash dividends paid on Nortel’s ordinary shares (3)	—	—	—	—	—
Total dividends paid	—	—	—	—	—
BALANCE SHEET DATA:
Total assets	2,201	1,660	1,169	1,030	299
Long-term debt	6	1	—	—	—
Retained earnings (accumulated deficit)	858	357	(121)	(250)	(977)
Total shareholders’ equity	2,189	1,655	1,167	1,028	297

(1)   Calculated based on 5,330,400 shares outstanding during each year; excludes from net income amounts accrued for the payment of dividends to holders of preferred stock.

(2)   At Telecom Argentina’s annual shareholders’ meetings for the years ended December 31, 2004, 2005, 2006, and 2007, held on April 27, 2005, April 27, 2006, April 27, 2007 and April 29, 2008, respectively, Telecom Argentina’s shareholders decided that because of Telecom Argentina’s financial condition, results of operations and debt service obligations, Telecom Argentina would not pay dividends for the years ended December 31, 2004, 2005, 2006 and 2007, respectively.

(3)   No dividends were paid for years 2004, 2005, 2006 and 2007. See “Item 8—Financial Information—Dividend Policy.”

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See: “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

	High	Low	Average(1)	End of Period
Year Ended December 31, 2004	3.06	1.95	2.94	2.98
Year Ended December 31, 2005	3.04	2.86	2.92	3.03
Year Ended December 31, 2006	3.11	3.03	3.07	3.06
Year Ended December 31, 2007	3.16	3.08	3.12	3.15
Year Ended December 31, 2008	3.45	3.03	3.18	3.45
Month Ended December 31, 2008	3.47	3.38	3.42	3.45
Month Ended January 31, 2009	3.49	3.45	3.46	3.49
Month Ended February 28, 2009	3.57	3.48	3.51	3.57
Month Ended March 31, 2009	3.72	3.60	3.66	3.72
Month Ended April 30, 2009	3.72	3.67	3.69	3.71
Month Ended May 31, 2009	3.75	3.70	3.73	3.75
Month Ended June 30, 2009 (through June 24, 2009)	3.79	3.74	3.76	3.79

(1)   Yearly data reflect average of month-end rates.

Sources:  Banco Nación

On June 24, 2009, the closing exchange rate (ask price) quoted by Banco Nación was P$3.79=US$1.00.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should consider the following risks with respect to an investment in Nortel and investments in Argentine corporations that are not normally associated with investments in the securities of issuers in the United States and other jurisdictions.

Risks Relating to Argentina

Overview

Nortel’s single largest investment, Telecom Argentina, has all of its property, operations and customers located in Argentina, and most of Telecom Argentina’s indebtedness is denominated in foreign currencies. Accordingly, Telecom Argentina’s financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina and on the rates of exchange between the peso and foreign currencies. In 2001 and 2002 the Argentine economy experienced a severe recession as well as a political crisis. The abandonment of dollar-peso parity in 2002 led to significant devaluation of the peso against major international currencies resulting in Telecom Argentina’ s need to restructure its financial indebtedness. Although Argentina has experienced economic growth and political conditions have shown improvement in recent years, these conditions have affected and may continue to affect each of Nortel’s and Telecom Argentina’s financial condition and results of operations.

Devaluation of the peso may adversely affect Telecom’s results of operations, its capital expenditure program and the ability to service its debt obligations.

Since Telecom realizes a substantial portion of its revenues in Argentina in pesos, any devaluation in the peso may negatively affect the U.S. dollar value of its earnings while increasing, in peso terms, its expenses and capital costs denominated in foreign currency (including costs of servicing our indebtedness denominated in foreign currencies). A significant depreciation in the Argentine peso against major foreign currencies also may have a material adverse impact on Telecom’s capital expenditure program and significantly increase the amount of its debt obligations. It should be noted, however, that the exposure to the risk of devaluation of the peso has significantly decreased as a result of the mandatory and optional prepayments as well as repurchases of the notes of Telecom Argentina. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Telecom’s Debt Obligations and Debt Service Requirements” and “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

The Argentine peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. In the five-month period ended May 31, 2009 the devaluation of the peso against the U.S. dollar was 9%. Given the economic and political uncertainties in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these uncertainties will affect the consumption of services provided by the Telecom Group or its ability to meet its debt obligations denominated in currencies other than the peso. Moreover, we cannot predict whether the Argentine Government will further modify its monetary policy and, if so, what impact any of these changes could have on the value of the peso and, accordingly, on Telecom’s financial condition and results of operations.

Substantial inflation may have an adverse effect on the economy and would negatively impact Telecom Argentina’s margins.

In the recent past, Argentina has experienced periods of high levels of inflation.  More recently, levels of inflation have increased since 2005 and have remained relatively high from 2006 to 2008. The IMF expects the current economic crisis will cause regional inflation to decrease in 2009.

The Instituto Nacional de Estadística y Censos (the Argentine National Statistics and Census Institute or “INDEC”) estimates that the Argentine consumer price increased from 9.8% in 2006, 8.5% in 2007, and 7.2% in 2008; and the wholesale price index increased 7.1% in 2006, 14.6% in 2007 and 8.8% in 2008.  In the five months ending May 31, 2009, the consumer price index in Argentina increased 2.3% and the wholesale price index increased 2.1%. The INDEC has undergone changes both in its management and in the methodology used to calculate the CPI index (Consumer Price Index). As a result, public credibility of the INDEC as a reference for publishing Argentine inflation indexes has been adversely affected. There is also a substantial disparity between the inflation indexes published by the INDEC and the overall evolution of prices in the economy.

The Argentine Government has implemented several actions in order to monitor and control prices for the most relevant goods and services, such as price controls and restrictions on imports and exports. Despite such actions and the effects of the current global economic crisis, the Argentine economy continues to experience significant inflation. If the BCRA issues significant amounts of currency to finance public sector spending, to intervene in the foreign exchange market or to assist financial institutions in distress, or if the value of the peso cannot be stabilized through strict fiscal and monetary policies, a significant increase in inflation rates can be expected.

In addition, public sector spending has increased over the past years, a trend, that if it continues, may cause the Government to incur a fiscal deficit and lead to higher inflation.  Since Telecom derives the majority of its revenues from fees payable in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in its rates would decrease its revenues in real terms and adversely affect its results of operations. As discussed below under “Risks Associated with Telecom and its Operations,” Telecom Argentina’s ability to increase its regulated rates is subject to approval of regulatory authorities. We cannot guarantee that the permitted increases will be sufficient to counter inflationary pressures and cannot assure you that the results of any future rate negotiations will be favorable to us and to our financial condition.

Future policies of the Argentine Government are likely to significantly affect the economy as well as the operations of the telecommunications industry.

The Argentine Government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. Due to the Argentine economic crisis of 2001 and 2002, the Argentine Government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. In this context, the CNC adopted new interpretations of applicable regulations and imposed fines on telecommunications companies, particularly incumbent operators such as Telecom Argentina. See “Item 8—Financial Information—Legal Proceedings” in the Telecom Form 20-F for more information. In addition, local municipalities in the regions where Telecom Argentina operates have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and wireless networks. Local and federal tax authorities have also brought an increasing number of claims against Telecom Argentina. Telecom Argentina disagrees with these proceedings and is contesting them. However, we cannot assure you that the laws and regulations currently governing the economy or the telecommunications industry will not change, that the claims will be resolved in Telecom’s favor, or that any changes to the existing laws and regulations will not adversely affect Telecom’s business, financial condition or results of operations.

The Argentine Government may exercise greater intervention in private sector companies, including Telecom Argentina.

The global financial crisis has resulted in a significant reduction in global GDP and a loss in consumer confidence in the financial sectors of many countries.  In order to improve the countries’ financial condition and assist certain troubled industries, certain governments have responded with extraordinary intervention in the private sector.  Certain governments of the leading industrialized nations have implemented various financial rescue plans outlining new regulatory frameworks that would be expected to remain in effect at least until market conditions and investor and consumer confidence have stabilized.

As a result of changes in the Argentine governmental policies, domestic problems in Argentina and given the global conditions described above, in November 2008 Argentina nationalized, through Law No. 26,425, all of its private pension and retirement system, which had been previously administered by AFJP, and appointed ANSES as its administrator. Argentina’s nationalization of its pension and retirement system constitutes a significant change in the government’s approach to exercising influence over Argentina’s main publicly-traded companies.  On average, approximately 20% of the share ownership and a significant portion of the public float of these companies were owned by AFJP and are now held by ANSES.

The government could exercise significant influence over corporate governance decisions of companies in which it owns shares by combining its ability to exercise its shareholder voting rights to designate board and supervisory committee members with its ability to dictate tax and regulatory matters.  Additionally, since AFJP was the primary institutional investor in Argentina, the nationalization of the private retirement system has had a significant impact on the levels of access to financing in capital markets for publicly-traded companies.  The role that the government will play, acting through ANSES, in making investments in new issuances of equity and debt in capital markets, is unclear due to the absence of clearly established policies.  This has caused a significant reduction in the volume of trading on and liquidity of Argentina’s capital markets.  Furthermore, the government’s selection criteria for the electing individuals to boards of directors in publicly-traded companies in which it owns shares is still unknown, as are its mandates to directors or supervisory committee members of said companies and the government’s response to situations such as, among others, companies participation in governmental bidding processes. Until the government’s practices and policies are defined, these matters could create uncertainties for investors in public companies in Argentina, including Telecom Argentina.

Article 8 of Law No. 26,425 (which ratifies Article 76(f) of Law 24,241) limits ANSES’ voting power to 5% of the company’s total voting shares, even if ANSES holds a greater ownership position.  However, there is a risk that the Argentine government could claim full voting rights at annual shareholder meetings, rather than limiting its voting rights to 5% of company shares, in accordance with the limitation prescribed by Law No. 26,425.  In fact, ANSES, has already attempted to exercise voting powers commensurate with its total share ownership at various shareholder meetings of other companies.  In the majority of these cases, these companies have opposed ANSES’ actions and the parties have reached an agreement.  The CNV has yet to issue a decision concerning this matter.

It is difficult for us to predict the actions that ANSES will take at Telecom Argentina’s next shareholders’ meeting.  Additionally, we cannot predict the impact on Telecom Argentina’s corporate matters if ANSES were to designate members of its Board and/or Supervisory Committee.

Argentina’s economy may not continue to grow at current rates or may contract in the future.

The effects of the recent global financial crisis and general weakness in the global economy may negatively affect emerging economies like Argentina. Although Argentina has experienced economic growth in recent years, current global financial instability has impacted and may continue to impact the Argentine economy and cause Argentina to return to a period of recession, higher inflation, unemployment and greater social unrest.

The recent global financial crisis has affected the Argentine economy in a number of ways, including the following:  reduction in the level of economic activity and the level of investments; depreciation of the currencies of Argentina’s main international trading partners, increased pressure on the devaluation of the peso as a result of greater investor and public risk aversion, a sharp decline in Argentina’s export product prices and contraction of consumer and investor spending. Further, although the nationalization of Argentina’s private pension system would likely help to maintain a positive primary surplus, it would complicate private access to the financial markets.

Substantially all of Telecom’s operations, properties and customers are located in Argentina, and, as a result, its business is, to a large extent, dependent upon economic conditions prevailing in Argentina. If economic conditions in Argentina were to deteriorate, they would be expected to have an adverse effect on its financial condition and results of operations.

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

In the past, the Argentinean government has responded to economic instability through significant government intervention that exacerbated social unrest.  During 2008, the decision of the Government of Cristina Fernández de Kirchner to raise export taxes on certain key agricultural products has resulted in conflicts between the Government and the agricultural sector. If economic instability returns, there could be a material adverse effect on Telecom’s results of operations and financial condition.

In the event of further economic, social or political crises, companies in Argentina may also face the risk of further civil and social unrest, strikes, expropriation, nationalization, forced renegotiation or modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing existing jurisprudence on labor matters and requiring companies to assume increasing responsibility for and assumption of costs and risks associated with utilizing sub-contracted labor. Since Telecom operates in a context in which the governing law and applicable regulations change frequently, it is difficult to predict whether its commercial activities will be affected positively, negatively or at all by such changes.

Argentina’s fiscal problems and the incomplete restructuring of Argentina’s sovereign debt may negatively affect the macroeconomic environment.

The Argentine Government’s history of fiscal deficit was aggravated by the devaluation of the Argentine peso in early 2002. Since almost all of the financial obligations of the Argentine Government were denominated in foreign currencies at the time the dollar-peso parity was eliminated, there was an increase in the cost of financial services (in terms of Argentine pesos) of the debt of the Argentine Government. Since the Government’s fiscal revenues were denominated in large part in Argentine pesos, the Government was severely affected in its ability to carry out its payment obligations using foreign currency and defaulted on a significant part of its public debt in 2002.  The Government’s sovereign debt default and its consequences may continue to negatively affect the ability of private companies, including Telecom, to obtain access to capital markets or other forms of financing.

The Argentine Government implemented a debt restructuring effort through a debt exchange offer that closed on February 25, 2005.  Despite a 76.15% acceptance of the offer, amounts not tendered for exchange totaled approximately US$20 billion.  The settlement of the debt exchange was completed on June 2005 and, in 2006, the

Argentine Government made an early payback of Argentina’s debt to the IMF, which involved a disbursement of US$9.5 billion.  Nonetheless, a number of bondholders who held out from the exchange offer have initiated legal actions against the Argentine government.  A judgment against the Argentine government in these pending cases could reduce sources for funding and investment capital and could potentially impact the government’s ability to adopt measures that promote economic growth.

After the economic crisis in 2001, the Argentine Government has maintained a policy of fiscal surplus. To be able to repay its debt, the Argentine Government may be required to continue adopting austere fiscal measures that could adversely affect economic growth. As of December 31, 2008, the outstanding principal amount of Argentina’s public debt was equivalent to US$146 billion (of which approximately 52.5% is denominated in foreign currency).

There can be no assurance that the Argentine Government will not default on its obligations under its bonds in the event that it experiences another economic crisis. A new default by the Government could lead to a new recession, higher inflation, restriction to access funds for Argentine companies, and unemployment and social unrest, which would negatively affect our financial condition, funding and results of operations.

The Argentine banking system may be subject to instability.

The Argentine banking system collapsed during 2001 and 2002 when the Argentine Government restricted bank withdrawals and required the conversion of dollar deposits to pesos.  From 2003 to 2007, a period of economic growth coupled with relative stability of the country’s exchange rate and inflation have resulted in restoration of public confidence, a gradual accumulation of deposits in Argentine financial institutions, and improved liquidity of the financial system. However, during 2008 certain events such as conflicts between the Argentine Government and certain sectors of the economy have deteriorated depositors’ confidence, leading to a decrease in deposits, the dollarization of certain deposits and an increase in interest rates. The capital outflow of the private sector in 2008 reached approximately US$11.7 billion and in the first quarter of 2009 it was approximately US$3.6 billion.

Despite improvements in stability since 2002 and the high level of reserves held by the BCRA, we cannot be sure that another collapse will not occur in the future. The Argentine banking system’s collapse or the collapse of one or more of the larger banks in the system would have a material adverse effect on the prospects for economic growth and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us by resulting in lower usage of our services and the possibility of a higher level of delinquent and uncollectible accounts.

Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires.

Under Argentine law, a shareholder’s liability for losses of a company is limited to the value of his or her shareholdings in the company. Under Argentine law, however, shareholders who vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution. In connection with recommending any action for approval by shareholders, the Board of Directors of Nortel frequently obtains and intends to obtain in the future, opinions of counsel concerning the compliance of the actions with Argentine law and Nortel’s bylaws (or regulations if any). Although the issue is not free from doubt, based on advice of counsel, Nortel believes that a court in Argentina in which a case has been properly presented would hold that a non-controlling shareholder voting in good faith and without a conflict of interest in favor of such a resolution based on the advice of counsel that such resolution is not contrary to Argentine law or the Company’s bylaws or regulations, would not be liable under this provision.

Risks Relating to Nortel

As a holding company, Nortel’s ability to meet its financial obligations and to pay dividends is dependent upon the receipt of cash dividends and other distributions paid on the common stock of Telecom that it owns.  We have not paid any dividend since 2001 and do not expect to pay dividends in the near future.

Nortel is a holding company which owns shares of common stock of Telecom Argentina, Nortel’s sole substantial asset.  As a holding company, Nortel’s ability to meet its financial obligations, and to pay dividends and other distributions (including mandatory redemption payments) on the Series A and B Preferred Shares is dependent upon the receipt of cash dividends and other distributions paid on the common stock of Telecom Argentina that it owns.  Telecom Argentina and Nortel did not pay dividends for the years ended December 31, 2007, 2006, 2005,

2004 and 2003.  Additionally, as of the date of this Annual Report, since Telecom Argentina had not declared a dividend for the fiscal year ending December 31, 2008, Nortel had not paid dividends to its shareholders or made  redemption payments on its Series A Preferred Shares for the fiscal year ending December 31, 2008.  There can be no assurance that Nortel and Telecom Argentina will be able to pay dividends in the near future.  The ability of Telecom Argentina and consequently Nortel, to pay dividends is subject to Telecom’s ability to generate sufficient cash from operations and is also subject to limits imposed by applicable Argentine law.  In particular, under Argentine Corporations Law, Telecom Argentina and Nortel may only declare dividends out of liquid and realized profits determined in accordance with Argentine GAAP and other applicable regulations and must allocate 5% of each year’s net income to a legal reserve until the total amount of such reserve reaches 20% of capital (capital stock plus inflation adjustment to capital stock).  In addition, as discussed in more detail in “Item 5—Operating and Financial Review and Prospects—Telecom’s Ongoing Restructuring Efforts,” the terms of the new notes that Telecom Argentina issued in its restructuring include, in addition to semi-annual scheduled payments of principal and interest, mandatory payments to be made semi-annually based on Telecom Argentina’s “excess cash” (as defined in the notes).  The notes that Telecom Argentina issued pursuant to its debt restructuring also provide that if Telecom Argentina makes any Distribution Payment (a term which includes any dividend), then the minimum excess cash payment for the relevant period must be at least two and a half times such Distribution Payment. In addition, because Telecom Argentina used its legal reserve to absorb accumulated deficit, the Buenos Aires Stock Exchange has issued a notice to record owners of shares of Telecom Argentina indicating that, in accordance with Article 70 of the Argentine Corporations Law, Telecom Argentina will not be permitted to distribute any dividends until it fully reconstitutes its legal reserve.  As a result, Telecom Argentina does not expect to pay dividends in the near future.

In addition, the declaration and payment of dividends on Series B Shares is subject to the dividend and redemption payments on Nortel’s Series A Preferred Shares. Because Telecom Argentina did not pay dividends for the fiscal years ended December 31, 2003, 2004, 2005, 2006 and 2007, Nortel did not make any distributions on its Series A or Series B preferred shares for the years ended December 31, 2003, 2004, 2005, 2006 and 2007. Telecom Argentina has stated that it does not intend to pay dividends for fiscal year 2008. Due to Telecom’s current financial condition, it is unlikely Telecom Argentina and Nortel will be able to pay dividends in the near future. Further, until 2007, Nortel was required to make redemption payments on its Series A Preferred Shares of P$55 million per year plus the adjustment coefficient set forth by Decree No. 214/02, also known as the “Coeficiente de Estabilización de Referencia” or “CER.” See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Telecom’s Debt Obligations and Debt Service Requirements.” Additionally, as of the date of this Annual Report, since Telecom Argentina had not declared a dividend for the fiscal year ending December 31, 2008, Nortel had not made any distributions on its Series A or Series B preferred shares for fiscal year ending 2008.  As of December 31, 2008, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was approximately P$1,038.9 million including the effects of CER. See Note 9 of our consolidated financial statements included in Item 18 of this Annual Report. These redemption payments reduce the amount of cash which would otherwise be available to make dividend payments on Series B Preferred Shares and Nortel ordinary shares. Any redemption and dividend payments not declared nor paid by Nortel when due will bear interest at LIBOR. Therefore, even if Telecom Argentina does make dividend payments in the near future, Nortel will be unable to use this dividend income to make dividend payments to the Series B preferred and ordinary shareholders until all of the accrued but unpaid amortization and dividends on the Series A Preferred Shares have been paid.

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

Sofora is Nortel’s principal shareholder. Sofora owns 100% of the common stock of Nortel, which represents 67.79% of the capital stock of Nortel.  According to Sofora’s stock ledger, as of December 31, 2008, Sofora was 50% owned by Telecom Italia Group, 48% owned by W de Argentina—Inversiones, a holding company incorporated in the Kingdom of Spain, and a company of the Werthein Group and 2% owned by France Telecom Group. As of the date of this Annual Report, Sofora is 50% owned by Telecom Italia Group and 50% owned by W de Argentina—Inversiones.

Through their ownership of Sofora, the Telecom Italia Group and W de Argentina—Inversiones have, as a general matter, the ability to determine the outcome of any action requiring our shareholders’ approval, including the ability to elect a majority of directors.  In addition, we have been informed that pursuant to the shareholders’ agreement entered into between the Telecom Italia Group and the Werthein Group, the Telecom Italia Group and W de Argentina—Inversiones have agreed amongst themselves certain matters relating to the election of directors of Nortel and Telecom.  However, as a result of the legal proceedings described below under “Our principal shareholders are involved in various legal proceedings which may impact our corporate governance,” the influence of our principal shareholders has been limited pending the outcome of such proceedings. See “Item 8—Financial Information—Legal Proceedings— Legal Proceedings Relating to Share Ownership.”

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

Nevertheless, any transactions with related parties for an amount of over 1% of the shareholders’ equity of Nortel and Telecom are subject to a prior approval process established by Decree No. 677/01 and requiring involvement of the Audit Committee and/or an opinion of two independent valuation firms as well as subsequent approval by the Board of Directors in order to verify that the agreement could reasonably be considered to be in accordance with normal and habitual market practice.  See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Our principal indirect shareholders are involved in various legal proceedings which may impact our corporate governance.

Our principal indirect shareholders are party to a number of legal proceedings which may affect our and Telecom Argentina’s Boards of Directors and matters of corporate governance. W de Argentina-Inversiones S.L., one of the Company’s principal indirect shareholders, has initiated a legal proceeding against another principal indirect shareholder of the Company, Telecom Italia S.p.A. and the members appointed by request of Telecom Italia S.p.A. to Nortel and Telecom Argentina’s Boards of Directors, alleging that Telefónica de España’s stake in Telco S.p.A. engenders a conflict of interest, since Telecom Argentina’s main competitor is Telefónica de Argentina S.A. (a subsidiary of Telefónica de España).  Argentine antitrust authorities are currently examining this matter. In connection with its review of this matter, in April 2009, Argentine antitrust authorities ordered members of the Boards of Directors of Nortel and Telecom Argentina appointed by request of Telecom Italia S.p.A to abstain from exercising — directly or indirectly — their voting rights until this issue had been resolved. Also, an Argentine court provisionally suspended Nortel and Telecom Argentina’s annual shareholder meetings pending resolution of an appeal of the voting ban. In May 2009, the Argentine Antitrust Commission requested, among other things, the reestablishment of the previously-dissolved Steering Committee of Telecom Argentina (internal committee of the Board of Directors) and revocation of Telecom Argentina’s decision to merge the roles of General Directors of Corporate Matters and Operations into one position of Chief Executive Officer.  With regards to this request of the Argentine Antitrust Commission, an Argentine court has ordered Telecom Argentina to abstain from considering Resolution 64/09 and related measures, at the meeting of the Board of Directors to be held on June 12, 2009.

Regulatory review and litigation over this matter is ongoing and we cannot predict its outcome.  For further detail, see “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership.”

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

The market price of our shares is subject to change due to various factors which are outside of our control such as changes in market expectations, changes in the economic and political situation of Argentina, changes in measures used by investors or analysts to value our stock or market trends unrelated to our performance and operations. We cannot predict when such external factors will affect our stock price or whether their effects will be positive or negative.

Finally, currency fluctuations could impact the value of an investment in Nortel. Although Nortel’s ADSs listed on the New York Stock Exchange are U.S. dollar denominated securities, they do not eliminate the currency risk associated with an investment in an Argentine company.

Nortel’s consolidated financial statements under Argentine GAAP may not give you the same information as financial statements prepared under U.S. GAAP.

There is a lower level of regulation of the Argentine securities markets and of the activities of investors in these markets as compared with the securities markets in the United States and certain other developed countries.  We maintain our financial books and records and prepare our financial statements in conformity with Argentine GAAP, which differs in certain significant aspects from US GAAP.  See Note 15 to Nortel’s Consolidated Financial Statements for a description of the principal differences between Argentine GAAP and US GAAP as they relate to Nortel.

Risks Associated with Telecom and its Operations

The Pesification and freezing of rates may continue to adversely affect Telecom Argentina’s revenues.

In accordance with the Public Emergency Law, in January 2002, rates for Basic telephone services and long-distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00.  The rates Telecom Argentina may charge in the future will be determined by negotiation between Telecom Argentina and the Argentine Government. According to the Public Emergency Law, while undertaking these negotiations, the Argentine Government must consider the effect of these rates on the competitiveness of the general economy, the quality of service and investment plans of service providers, as contractually agreed.  The Argentine government must also consider consumer protection, accessibility of the services and the profitability of public services providers such as Telecom Argentina. The Public Emergency Law has been subsequently extended through December 31, 2009. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rates” in the Telecom Form 20-F attached as an exhibit hereto.

On March 6, 2006, Telecom Argentina executed a Letter of Understanding (the “Letter of Understanding 2006”) with the Argentine Government pursuant to which Telecom Argentina will be permitted to raise certain rates and incorporate certain modifications to the current regulatory framework. Under the Letter of Understanding 2006, rate increases will be restricted to the termination charge for international incoming calls and the extension of the time bands for peak-hour tariffs applied to local and domestic long distance calls. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rates—Letter of Understanding 2006” in the Telecom Form 20-F attached as an exhibit hereto.

The Letter of Understanding 2006 contemplated the signing and effectiveness of the Minutes of Agreement of the Renegotiation upon the fulfillment of certain necessary steps. As of the date hereof, such fulfillment has yet to occur. Although we expect such fulfillment and effectiveness to occur, Telecom Argentina cannot guarantee if or when this will happen. Telecom is unable to predict the outcome of the negotiations that are continuing with regard to further rate increases and the rate scheme which will be applied in the future. Moreover, we are unable to predict whether the Argentine Government, as a result of the current rate renegotiations, will impose additional conditions or requirements, and if these conditions or requirements are imposed, whether Telecom Argentina will be able to meet them.

Rate restrictions may continue for a number of years and may affect revenues from fixed line and other services. While Telecom Argentina intends to continue to strive to control operating costs and capital expenditures and improve productivity, those efforts may not offset, in whole or in part, the decline in operating margins that may result from mandatory rate freezing and the increase of costs due to high levels of inflation.

Additionally, since the end of the year 2005, the Argentine Government has implemented various measures to control inflation such as price controls of certain goods and services.  It is possible that services not currently regulated in this manner by the Argentine Government may be the subject to future price controls or that similar mechanisms affecting our economic and financial situation may be implemented.

Telecom is leveraged in foreign currency.

As of December 31, 2008, Telecom’s total nominal consolidated bank and financial indebtedness, denominated in dollars, euro, yen and guaraníes amounted to the equivalent of approximately US$590 million, including accrued but unpaid interest and related derivatives.  Telecom’s total consolidated peso-denominated debt amounted to P$15 million, equivalent to US$4 million.  As of December 31, 2008, Telecom’s total consolidated cash and banks and financial investments denominated in dollars, euro, yen and guaraníes amounted to the equivalent of approximately US$244 million and Telecom’s total consolidated peso-denominated cash and banks and financial investments amounted to P$282 million, the equivalent of US$82 million.  Telecom’s leverage in foreign currency, in addition to the restrictions on access to foreign currency imposed by the BCRA, as described in this Risk Factors section, may affect its ability to service its indebtedness or obtain additional financing in the future, to withstand competitive pressure and adverse economic conditions or to take advantage of significant business opportunities that may arise.

In addition, Telecom Argentina’s subsidiary, Telecom Personal, is and will continue to be leveraged in foreign currency. As of December 31, 2008, Telecom Personal’s stand-alone outstanding debt was the equivalent of approximately US$226 million, which is denominated in U.S. dollars and Paraguayan guaraníes.  As of December 31, 2008, Telecom Personal’s total cash and banks and current investments denominated in dollars amounted to approximately US$89 million and Telecom Personal’s total peso-denominated cash and banks and current investments amounted to P$242 million, the equivalent of US$70 million.

It should be noted, however, that the exposure to the risk of devaluation of the peso has significantly decreased as a result of the mandatory and optional prepayments on the notes of Telecom Argentina and the strong financial performance of Telecom Personal which has reduced its indebtedness. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Telecom’s Debt Obligations and Debt Service Requirements” and “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

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

Nortel owns all of Telecom Argentina’s Class A Ordinary Shares (51% of Telecom Argentina’s total capital stock) and approximately 8.35% of Telecom Argentina’s Class B Ordinary Shares (3.74% of Telecom Argentina’s total capital stock) which, in the aggregate, represents approximately 54.74% of Telecom Argentina’s total capital stock. Telecom Argentina is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of Telecom Argentina’s capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders. In addition, the Telecom Italia Group and W de Argentina—Inversiones (a company that is part of the Argentine Werthein Group) are each required to maintain direct ownership of at least 15% of the common stock of Sofora. As of the date of this Annual Report we cannot predict if any measures will be taken by the Argentine Antitrust Commission, regulatory bodies or relevant authorities, and whether, if taken, they will affect our operations or the price of Telecom Argentina’s and our shares.

Telecom operates in a competitive environment which may result in a reduction in its market share in the future.

Telecom competes with licensed provider groups, comprised of, among others, independent fixed line service providers, wireless (cellular) and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina. As of December 31, 2008, more than 500 licenses for local and/or long distance services, payphones and value added services had been granted since the end of the exclusivity period.

Telecom expects that it will face pressure on the rates it charges for services and it could experience a loss of market share for Voice, Data and Internet services as a result of this competition, particularly in the long distance service and Internet businesses. In addition, the market for wireless services is very competitive as certain of Telecom’s competitors have substantial telecommunications experience. The Internet services and wireless telecommunications markets, which Telecom expects will continue to account for an increasing percentage of Telecom’s revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the Voice, Data and Internet services market, Telecom must invest in its fixed-line network and information technology in order to maintain and improve service quality, sustain the growth in broadband services and continue developing the NGN. Specifically, in the Internet services market, Telecom must constantly upgrade its access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of its services. To remain competitive in the wireless telecommunications market, Telecom must enhance its wireless networks by expanding its network infrastructure and extending 3G technology and bandwidth for mobile data transmission.  Telecom also aims to facilitate the synergy between fixed and mobile communications. In the Wireless segment, Telecom expects to continue to devote resources to customer retention and loyalty and to the replacement of handsets due to technological updates. These enhancements and the introduction of new services will demand increased capital expenditures and high subscriber retention costs. Telecom must also adapt to changing market conditions. Future technological developments may result in decreased customer demand for certain of its services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, wireless network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. Responding to these changes may require Telecom to devote substantial capital to the development, procurement or implementation of new technologies.

Telecom also anticipates that it will have to devote significant resources to the refurbishment and maintenance of its existing network infrastructure in order to comply with regulatory obligations regarding fixed line services and to remain competitive with the quality of its services.

The macroeconomic situation in Argentina and certain operating and financial restrictions under the terms of Telecom’s indebtedness (including limits on capital expenditures by Telecom Argentina) may adversely affect its ability to successfully invest in, and implement, new technologies, coverage and services in a timely fashion. Accordingly, we cannot assure you that Telecom will have the ability to make needed capital expenditures and operating expenses. If Telecom is unable to make these capital expenditures, or if its competitors are able to invest in their businesses to a greater degree than we are, Telecom’s competitive position will be adversely impacted.

Moreover, the products and services Telecom offers may fail to generate revenues or attract and retain customers. If Telecom’s competitors present similar or better responsiveness, functionality, services, speed, plans or features, Telecom’s customer base and its user traffic may be materially affected.

Competition is and will continue to be affected by Telecom’s competitors’ business strategies and alliances. Accordingly, Telecom may face additional pressure on the rates it charges for its services or experience loss of market share in these areas. In addition, the general business and economic climate in Argentina, including economic turbulence and changes in levels of growth, interest rates, inflation rates and the instability of the dollar/peso exchange rate may affect Telecom and its competitors differently, potentially to Telecom’s relative disadvantage. Telecom also expects that the level of competition in its markets will continue to increase in the future.

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

The SC is responsible for the allocation of bands in the wireless spectrum within promulgated regulations.  Telecom Personal cannot guarantee that its requests to participate in the reallocation process related to the bands to be released by Telefónica Móviles, S.A. will be granted, or that the frequency bands will not be reallocated to existing or future competitors of Telecom Personal, negatively affecting Telecom Personal’s competitive position and ability to offer cellular services to its customers on a competitive basis.  See “Item 4—Information on the Company—Regulatory Framework—Other Regulatory Regulations—Regulations Applicable to PCS Services” in the Telecom Form 20-F for a detailed description of Telecom Personal’s license.

Telecom Argentina’s ability to operate its business will be constrained by the indenture governing the notes that Telecom Argentina issued in connection with the APE.

The indenture governing the notes issued pursuant to Telecom Argentina’s APE and as modified in 2006 contains certain standard operating and financial restrictions and covenants that could adversely affect Telecom Argentina’s ability to finance its future operations or capital needs or to engage in certain business activities.  These agreements limit, and in some cases prohibit, except in certain permitted situations, Telecom Argentina’s ability to:

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

Telecom’s Series A notes contain mandatory prepayment terms and permit redemption at the option of Telecom Argentina.

The terms of the Series A notes that Telecom Argentina issued pursuant to the APE include mandatory prepayment terms that may require Telecom Argentina to prepay the principal amortization of the notes before their scheduled payment date. As of the date of this Annual Report, Telecom Argentina has cancelled all scheduled amortizations of the Series A notes payable through October 2011 and 48.75% of the scheduled principal amortization payments of the Series A notes due in April 2012.  Therefore, as of the date of this Annual Report, 37.679% of the original principal amount of  Series A notes remain outstanding. All principal amortization payments were made on a pari passu basis, as required by the notes. In addition to making note payments (which are applied to prepay the remaining installments of the notes in direct order of maturity) or optional redemptions (which are applied pro rata 10 at par value), Telecom Argentina may retire the notes through purchases of the notes in the secondary market if the notes are available for purchase at a price below their par value. Telecom Argentina provides no assurance regarding the amount, timing or mechanism for any prepayment or redemption of the notes.

Telecom’s operations and financial condition could be affected by union activity.

In Argentina, labor organizations have substantial support and have considerable political influence.  The demands of Telecom’s labor organizations have increased as a result of the general labor dissatisfaction resulting from the disparity between the cost of living (which was significantly affected by the increased level of inflation) and salaries in Argentina (although the Argentine Government has attempted to alleviate this economic disparity by increasing the minimum legal wage, imposing salary amounts which will initially be treated as non remunerative and setting target annual wage increases). Certain claims initiated in 2005 by labor organizations with respect to fixed line services led to negotiations that resulted in the improvement of salary levels and a reduction of working hours. Moreover, certain labor organizations have advocated that certain of Telecom’s non-unionized employees should be represented by trade unions. Union organizations could also request that Telecom delegate currently outsourced tasks to Company employees.  Furthermore, if the number of employees covered by trade unions increases, Telecom may incur increased costs for the higher compensation that Telecom and its contractors may need to pay to unionized employees.

In this context, Telecom reached several agreements with various labor organizations representing in particular its fixed-line telephony employees.  Please see “Item 8—Financial Information—Legal Proceedings—Civil, tax, commercial, labor and regulatory proceedings” in the Telecom Form 20-F.

The Argentine Government may order salary increases to be paid to employees in the private sector or changes in labor regulations, which would increase Telecom’s cost of doing business.

The Argentine Government has in the past and may in the future promulgate laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees (including higher levels of severance payments to former employees dismissed without proper cause).  In the aftermath of the 2002 Argentine economic crisis, both the Government and private sector companies have experienced significant pressure from employees and labor organizations relating to wage levels and employee benefits.  However, since early 2005, the Argentine Government has decided not to order new salary increases by decree.  Telecom cannot guarantee that the Government will not again adopt measures that will increase salaries or require Telecom to provide additional benefits, which would increase Telecom’s costs and, among other things, in the absence of an adjustment of regulated tariffs, reduce Telecom’s profitability.

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

Telecom is party to a number of legal proceedings, some of which have been pending for several years. Telecom cannot be certain that these claims will be resolved in its favor, and responding to the demands of litigation may divert management time, attention, and financial resources.

In addition, in recent years, certain changes in the treatment of employment matters under Argentine law have created new incentives for individuals to pursue employment-related litigation in Argentine courts.  These changes include holdings that an employee of a subcontractor may file a direct action against the firm contracting the work, that any cap on severance pay in cases of dismissal without cause is unconstitutional, that an employee may bring a civil action in the event of an occupational accident, and the passage of an amendment to the Employment Contract Act to restrict an employer’s ability to change the form and conditions of work expected of an employee.  As a result of these changes, there may be a heightened risk of employment-related litigation.  See “Item 8—Financial Information—Legal Proceedings—Civil, tax, commercial, labor and regulatory proceedings” in the Telecom Form 20-F attached as an exhibit hereto.

Telecom may be subject to measures by the Argentine Government that may modify or impose obligations to provide telecommunications services without or with reduced compensation which may result in losses.

Certain regulatory measures that are still pending implementation, including regulations governing the unbundling of the local access (commonly known as local loop) and number portability, could have the effect of increasing competition for the services Telecom offers and increasing capital expenditures.  Moreover, the Government could modify some of the current regulations, without granting Telecom corresponding compensation for changes in service requirements, could change its interpretation of existing regulations or introduce new obligations such as, among others, those relating to Universal Service regulation (See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Decree No. 764/00” in the Telecom Form 20-F), those relating to the provision of new customer services and those resulting from the 2000 and 2001 Price Cap SC reviews still pending. Any such changes could have a material impact on Telecom Argentina’s operations.  However, these potential obligations may be offset by measures in Telecom Argentina’s favor, such as those contemplated in Resolution 41/07 (see “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rate Regulation—Tax Stability: Social Security Contribution Variations” in the Telecom Form 20-F included as an exhibit hereto).

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

These amendments may increase the number of legal actions commenced against various companies that provide goods and services to individual users or consumers. This possibility might entail risks for Telecom Argentina and Personal concerning, among others, the prices charged for its services, or the obligation to return amounts charged for its services. If such were the case, any of such consequences could have an adverse effect on Telecom’s financial situation and on the results of its operations.

The BCRA has imposed restrictions on the transfer of funds outside of Argentina in the past; some restrictions currently exist and may increase in the future, which could prevent Telecom Argentina from making payments on its dividends, debt and trade liabilities.

In the past, the Argentine Government has imposed a number of monetary and currency exchange control measures, including restrictions on the free disposition of funds deposited with banks and restrictions or limitations on the access to foreign exchange markets and transfer of funds abroad, including for purposes of paying principal and interest on debt, trade liabilities to foreign suppliers, and dividend payments to foreign shareholders.  Although most significant restrictions or limitations have been eliminated, certain restrictions imposed by the BCRA on the access to foreign exchange markets and transfer of funds continue to apply to us and may in the future limit Telecom’s ability to make payments on its debt to creditors and trade liabilities outside of Argentina.  There can be no assurance that the BCRA will not increase restrictions to make payments of principal, interest and/or trade liabilities to Telecom’s foreign creditors, dividend payments to foreign shareholders or require its prior authorization for such purposes, which would limit Telecom’s ability to service its debt and/or comply with payments related to trade contracts with foreign suppliers.  Limitations on the early repayment of Telecom Argentina’s debt increase our exposure to foreign exchange risks. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

For a detailed explanation of risks associated with an investment in Telecom, see “Item 3—Key Information—Risk Factors” in the Telecom Form 20-F included as an exhibit hereto.

ITEM 4.                             INFORMATION ON THE COMPANY

The Company

Nortel Inversora S.A. was organized by a consortium of Argentine and international investors to acquire a controlling interest in the common stock of Telecom as the first step in Argentina’s privatization of its fixed-link public telecommunications services and basic telephone services. See “Item 7—Major Shareholders and Related Party Transactions.”  As of December 31, 2008, Nortel owned approximately 54.74% of the common stock of Telecom Argentina.  Nortel’s sole substantial activity is owning such stock and its sole substantial source of cash income is cash dividends paid on such stock. (See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares—Nortel’s Capital Stock”).

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

Recent Developments

Telecom Personal and Núcleo Dividend Payments

In April and June 2009, Telecom Personal paid its shareholders (Telecom Argentina and Nortel) P$730 million, corresponding to the cash dividend approved at Telecom Personal’s Annual Shareholders Meeting held on March 31, 2009.

In April 2009, Núcleo paid its shareholders a dividend in guaraníes equivalent to P$36 million, as approved at Núcleo’s Annual Shareholders Meeting held on March 25, 2009. Telecom Personal received P$24 million of this distribution.

Acquisition of Springville S.A.

In April 2009, Telecom Personal acquired the shares of Springville S.A., for an amount of Uruguayan pesos 237,180, equivalent to US$9,892.  Springville S.A. is a Uruguayan company that, since its formation, has not carried out any operations.  It was acquired by Telecom Personal for the purposes of rendering resale services relating to mobile telephony in Uruguay.

Legal Proceedings Relating to Share Ownership

Our principal indirect shareholders are party to a number of legal proceedings which may affect our Board of Directors and matters of corporate governance.  In 2009, the Argentine Antitrust Commission has issued various resolutions regarding this matter. See “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership.”

Changes to Series B Shareholders Voting Rights

Under the terms and conditions of the Series A and Series B Preferred Shares, we have agreed not to permit Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any financial debt, if as a result of doing so, Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares), as shown in its unconsolidated financial statements prepared under Argentine GAAP, exceeds 1.75.  Beginning in March 2002, the ratio of Telecom Argentina’s total liabilities to its shareholders’ equity exceeded 1.75 as a consequence of the devaluation of the peso.  As a result of Nortel’s violation of this covenant, the Series B Preferred Shares acquired, together with the Series A Preferred Shares, the right to appoint a member of the Nortel Board of Directors.  Since December 31, 2006 such ratio no longer exceeded 1.75:1 and as a result, Series B Preferred Shareholders have not had and will not have director voting rights in fiscal years 2007, 2008 and 2009, respectively.

Acquisition Financing

To finance its acquisition of Telecom, Nortel incurred approximately US$202.4 million of debt (which was fully paid in 2001) and issued shares of Series A preferred stock (the “Series A Preferred Shares”) with a subscription price of US$713 million and shares of Series B preferred stock (the “Series B Preferred Shares”) with a subscription price of US$433 million.  The Series A Preferred Shares pay a dividend of 6% per annum (the “Base Dividend”).

In addition, beginning with the Nortel fiscal year commencing January 1, 1994 and for each fiscal year thereafter for which liquid and realized profits are legally available for distribution after providing for payment of the Base Dividend, holders of Series A Preferred Shares will receive an additional dividend calculated based on the Distributable Return on Equity (“DROE”) of Telecom Argentina, if the DROE is higher than 10%. The Series A Preferred Shares were to be redeemed in ten equal annual installments of their subscription price commencing in 1998.  The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves.  Any redemption payments not declared nor paid by Nortel when due will bear interest, at LIBOR, from the due date until the actual payment date.  On January 26, 2001, Nortel paid the fourth installment of the scheduled redemption of Series A Preferred Shares in an amount of approximately P$55.1 million (nominal amount at date of payment).  On May 4, 2001, Nortel paid an additional installment of the redemption of Series A Preferred Shares in an amount of approximately P$14 million (nominal amount at date of payment) (corresponding to the proportional amount for the three month period ended December 31, 2000).  On April 27, 2005, April 27, 2006, April 27, 2007 and April 29, 2008, at Telecom’s annual shareholders’ meetings for the fiscal years ended December 31, 2004, 2005, 2006 and 2007, respectively, Telecom’s shareholders decided that no dividend payments would be made due to Telecom’s financial condition, results of operations and debt service obligations. Consequently, at Nortel’s annual shareholders’ meetings held on April 27, 2005, April 27, 2006, April 27, 2007 and April 30, 2008 for the fiscal years ending December 31, 2004, 2005, 2006 and 2007, respectively, Nortel’s shareholders decided that no dividends would be paid and that there would be no amortization of the Series A Preferred Shares, due to the lack of liquid and realized profits and/or distributable reserves.  Additionally, as of the date of this Annual Report, since Telecom Argentina had not declared a dividend for the fiscal year ending December 31, 2008, Nortel had not made redemption payments on its Series A Preferred Shares for fiscal year ending 2008.

As of December 31, 2008, Nortel had accrued but unpaid dividend obligations and amortization payments of approximately P$1,038.9 million (including CER).  Nortel’s failure to pay the Series A dividends due to the lack of liquid and realized profits and/or distributable reserves, triggered the right of the holders of Series A Preferred Shares to exercise their voting rights and to appoint a member of Nortel’s board of directors. Nortel’s failure to cause Telecom Argentina to comply with the financial ratio covenant contained in the terms and conditions of the Series A and Series B Preferred Shares triggered the right of the Series A and Series B shareholders to exercise their voting rights and to appoint a member of Nortel’s board of directors.  Since December 31, 2006 such ratio no longer exceeded 1.75:1 and as a result, Series B Preferred Shareholders have not had and will not have director voting rights in fiscal years 2007, 2008 and 2009, respectively.  The Series A shareholders have retained their right to appoint a member of the Nortel Board of Directors as a consequence of the non-payment of the Series A dividends corresponding to the fiscal year ended December 31, 2001 and subsequent fiscal years.  Accordingly, at Nortel’s annual shareholders’ meeting held on April 30, 2008, the Series A Preferred shareholders have appointed Javier Errecondo as Director and Saturnino Jorge Funes as his Alternate Director.  Since Nortel’s annual shareholders’ meeting has been provisionally suspended and directors and alternate directors are appointed at the annual shareholders’ meeting, there have been no changes to Nortel’s directors or alternate directors as of the date of this Annual Report.

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

Relationship between Nortel and Telecom

As of December 31, 2008, Nortel owns 502,034,299 of Telecom Argentina’s Class A Ordinary Shares, nominal value P$1.00 per share (the “Class A Shares”), representing 100% of Telecom Argentina’s issued and outstanding Class A Shares and 51% of Telecom Argentina’s total capital stock, and 36,832,408 of Telecom Argentina’s Class B Shares, nominal value P$1.00 per share, representing approximately 8.35% of Telecom Argentina’s issued and outstanding Class B Shares and approximately 3.74% of Telecom Argentina’s total capital stock. Pursuant to the Privatization Regulations and the terms and conditions of the Transfer Agreement, Nortel is required to own all of Telecom Argentina’s Class A Shares unless the Regulatory Bodies otherwise agree.  See “Item 4—Information on the Company—Regulatory Framework” in the Telecom Form 20-F included as an exhibit hereto and “Item 7—Major Shareholders and Related Party Transactions.”  Nortel is not required by the Privatization Regulations to own any of Telecom Argentina’s Class B Shares.

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

Nortel’s principal shareholder is Sofora Telecomunicaciones S.A., or Sofora. Sofora owns approximately 67.79% of Nortel’s capital stock as of the date of this report. As of December 31, 2008 Sofora was 50% owned by Telecom Italia Group, 48% owned by W de Argentina—Inversiones, a holding company incorporated in the Kingdom of Spain, and a company of the Werthein Group and 2% owned by France Telecom Group.  As of the date of this Annual Report, Sofora is 50% owned by the Telecom Italia Group and 50% owned by W de Argentina—Inversiones. See “Item 7 —Major Shareholders and Related Party Transactions” for additional information on France Telecom Group’s options.  On the Transfer Date, Telecom Italia and Finance Cable et Radio S.A. (“FCR”), a subsidiary of France Telecom S.A., were jointly designated as operators (the “Operators”) of Telecom Argentina.  The Telecom Italia Group has been Telecom Argentina’s exclusive operator since December 2003.

Description of the Operator

The Telecom Italia Group, which holds an indirect interest in the Telecom Group, has been Telecom’s exclusive operator since December 2003. The Telecom Italia Group is engaged primarily in the communications sector, specifically, in the fixed and mobile national and international telecommunications sector, the television sector and the office products sector.  The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and in South America.

As of December 31, 2008, the Telecom Italia Group was one of the world’s largest fixed telecommunications operators. In particular, by the end of 2008, in Italy, the Telecom Italia Group had reached approximately 20.0 million fixed network connections, 17.4 million physical accesses (“accesses” refers to any telecommunications connections offered by the Telecom Italia Group, including consumer and business connections), a wholesale customer portfolio of 5.0 million accesses for telephone services and 34.8 million mobile telephone lines. In addition, the Telecom Italia Group’s broadband portfolio in Italy reached 8.1 million accesses as of December 31, 2008 (including 6.8 million retail accesses and 1.3 million wholesale accesses). As of December 31, 2008, the Telecom Italia Group had 36.4 million mobile telephone lines in Brazil.

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

ITEM 4A.                    UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our Consolidated Financial Statements, including the notes to those financial statements, which appear elsewhere in this Annual Report.  Our Consolidated Financial Statements have been prepared in accordance with Argentine GAAP, which differs in certain significant aspects from US GAAP.  For a discussion of the principal differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation of net income and shareholders’ equity to US GAAP, see “Differences between Argentine GAAP and US GAAP” in Note 15 to the Consolidated Financial Statements.

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

Management Overview

The Telecom Group ended the 2008 fiscal year with a solid financial situation as well as a strong market position.  The Telecom Group has continued to expand its customer base, reaching 4.3 million fixed lines, 1.1 million broadband and Internet connections, and 14.4 million cellular subscribers. In every business segment, the market share of the Telecom Group has increased or remained stable.  Due to this fact, Telecom Argentina is considered to be one of the leading companies in the Argentine telecommunications sector. Telecom Argentina has attained this position without neglecting its commitment to generate economic value for its shareholders. Improvement in terms of profitability continues. In addition, the strong cash flow generation has allowed Telecom Argentina to increase its capital expenditures, to acquire a new company — Cubecorp, a Data center services provider — and, at the same time, to substantially reduce its net financial debt.

Continuing the trend of prior years, net sales in 2008 grew by 16.9% compared to 2007, reaching P$10,608 million. Operating income before depreciation and amortization in 2008 increased by P$278 million from 2007, reaching P$3,330 million, equivalent to 31.4% of net sales. Operating income increased P$405 million in 2008 compared to 2007, reaching P$2,041 million, equivalent to 19.2% of net sales.

Telecom’s results of operations continue to be affected by the Pesification and freeze of regulated tariffs and by the fluctuation of the exchange rate of the peso against the U.S. Dollar and the euro. For a discussion of these and other factors that may affect our results of operations, please see “—Factors Affecting Results of Operations” and “—Trend Information” below.

For a detailed analysis of Telecom’s results of operations for fiscal year 2008, see “—Years ended December 31, 2008, 2007 and 2006” below.

Economic and Political Developments in Argentina

Beginning in the second half of 2001 through the first half of 2002, Argentina experienced a deep recession and an economic and political crisis. The rapid and radical nature of changes in the Argentine social, political, economic and legal environment created a very unstable macroeconomic environment. In January 2002, the Argentine Government abandoned the Convertibility regime which had fixed the peso/U.S. dollar exchange rate at 1:1 and adopted emergency economic measures which, among other things, converted and froze our tariffs into pesos at a 1:1 peso/U.S. dollar ratio (referred to herein as “Pesification”). Capital outflows increased in the first half of 2002, leading to a massive devaluation of the peso and an upsurge in inflation. By the end of 2002, the peso had devalued by 237% (having devalued 280% as of June 30, 2002) while the wholesale price index increased 118% and the consumer price index increased 41%.

The Argentine economy has steadily improved since 2003. Gross domestic product increased 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 6.8% in 2008. The increase in the consumer price index was 3.7% in 2003, 6.1% in 2004, 12.3% in 2005, 9.8% in 2006, 8.5% in 2007 and 7.2 % in 2008, while the wholesale price index increased 2.0% in 2003, 7.9% in 2004, 10.7% in 2005, 7.1% in 2006, 14.6% in 2007 and 8.8% in 2008 as reported by the INDEC, though, since 2007, the public credibility of the INDEC as a reference for reporting Argentine economic statistics has been challenged.  For further detail regarding Argentine economic conditions see “Item 3—Key Information—Risk Factors—Risks relating to Argentina—Substantial inflation may have an adverse effect on the economy and would negatively impact Telecom Argentina’s margins.”

The peso remained stable against the U.S. dollar during the period 2003-2007, with US$1.00 trading for P$2.93 on December 31, 2003, P$2.979 on December 31, 2004, P$3.032 on December 31, 2005, P$3.062 on December 31, 2006 and P$3.149 on December 31, 2007.

The evolution of Argentina’s economic activity during 2008 continued exhibiting an overall positive trend of growth for the sixth year in a row. Nonetheless, during the second half of 2008, Argentina’s economic activity was affected by the international crisis.  Overall, as reported by the INDEC, Argentina’s gross domestic product increased by 6.8% during 2008 as compared with the prior year, the Argentine consumer price index increased 7.2% over year 2008 (as compared to 8.5% in 2007), and the wholesale price index increased 8.8%.

The exchange rate remained relatively stable during the first part of 2008, with an active policy by the Central Bank of the Argentine Republic (BCRA). From September onwards, the peso began to devalue vis-à-vis the dollar, though to a lesser extent as compared with the trend of the currencies of the other Latin American countries. The peso/dollar exchange rate was P$3.453 per US$1.00 at December 31, 2008 as compared of P$3.149 per US$1.00 at December 31, 2007. Additionally, the country risk soared due to a strong international aversion to risk and the effects of the nationalization of the AFJP.

Towards the end of 2008, the economic activity in Argentina suffered a deceleration that is expected to worsen in 2009. As a result, the investment growth and consumption rates are expected to drop, while a fall in the prices of primary products may endanger the tax surplus. Nonetheless, this deceleration is expected to cause a reduction of inflationary pressures on the economy.  Governmental implementation of monetary, tax and incentive policies to regulate production and employment will be of utmost importance to overcome the economic deceleration.

In sum, despite internal and external economic impact experienced in 2008, Argentina’s economy has improved over the past year, primarily due to increases in prices of principal products produced and the maintenance of a tax surplus. However, because the substantial majority of Telecom’s property and operations are located in Argentina macroeconomic and political conditions in Argentina will continue to affect them. The Argentine Government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general and Telecom’s operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including theirs. While the key components of Telecom’s business were strong in 2008, and its operating results have increased as a result of growth in our wireless and Internet business, its operating results and financial condition remain vulnerable to fluctuations in the Argentine economy.

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

b)    recoverability assessment of deferred tax assets and the tax credit related to minimum presumed income;

c)     cash flow estimates resulting from Telecom Argentina’s successful completion of its debt restructuring in 2005, in light of prepayment and excess cash requirements; and

d)    the effect of c) on the valuation and disclosure of the restructured financial indebtedness of Telecom Argentina at its present value.

Variations in the assumptions regarding exchange rates, rates of inflation, level of economic activity and consumption, creditworthiness of our actual and potential customers, aggressiveness of our actual or potential competitors and technological, legal or regulatory changes could also result in significant differences from financial projections used by the Company for valuation and disclosure of items described above under Argentine GAAP and US GAAP.

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

Our income tax rate is currently 35% of taxable net income for the companies located in Argentina and 10% for Núcleo.  The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated.

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

Under Argentine GAAP, the carrying value of a long-lived asset is considered impaired by Telecom when the expected discounted cash flows from such asset are less than its carrying value. In such event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily by using the anticipated cash flows discounted at a rate commensurate with the risk involved. Once an impairment loss is identified and recognized under Argentine GAAP, future reversal of impairment loss is permitted only if the original conditions which generated such impairment disappear or are no longer in existence.

Under U.S. GAAP, recoverability of assets that are held and used is measured by comparing the sum of the future undiscounted cash flows to their carrying value.  If the carrying value of the assets exceeds the sum of the future undiscounted cash flows, impairment is considered to exist.  If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method.  Once an impairment loss is identified and recognized subsequent write-ups are prohibited because an impairment loss establishes a new cost for written down long-live assets.

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

As of December 31, 2008, Telecom’s asset retirement obligations included in other non-current liabilities amounted to P$37 million and the related net carrying value of the capitalized cost included in fixed asset amounted to P$12 million.

Debt Restructuring Results

On August 31, 2005, Telecom completed a restructuring of its financial indebtedness on a stand-alone basis pursuant to an APE proceeding, by issuing debt instruments with new payment terms and by paying cash consideration and making partial cash interest payments.

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

The estimate of present value of the debt requires management to periodically make certain assumptions in the determination of its expectations regarding future cash flows to be paid, mainly due to mandatory prepayment features provided in the terms of our restructured debt contracts. Changes in Telecom Argentina’s current expectations about future cash flows of Telecom Argentina could impact our future financial debt prepayment and present value of debts under Argentine GAAP.

As of December 31, 2008, the total consolidated debt recorded on the consolidated balance sheet was P$2,043 million, net of the effect on discounting of Telecom Argentina’s debt of P$9 million.

Fair value of Notes of Telecom Argentina under US GAAP

Notes of Telecom Argentina were valued under Argentine GAAP as described in “Debt Restructuring Results” above. Under US GAAP, on January 1, 2008 Telecom Argentina adopted the provisions of SFAS No.159, “The fair value option for financial assets and financial liabilities — Including an amendment of FASB Statement No. 115” (“SFAS No.159”). Fair value measurements require the use of different valuation techniques which are also based on observable inputs. The fair value of Telecom Argentina’s notes as of December 31, 2008 was based on the purchase price of notes bought by the Telecom Argentina in the last quarter of 2008 or, if the purchase price was not available, on the average quoted market prices provided by financial agencies. Telecom Argentina’s determination of fair value may change in the future due to the changes in the inputs available and its related valuation techniques used to estimate fair value.

New Accounting Standards under Argentine GAAP

In March, 2009, the FACPCE issued RT 26, “Adoption of the International Financial Reporting Standards from the International Accounting Standards Board,” which will be fully effective for fiscal years beginning on or after January 1, 2011. RT 26 also establishes certain disclosure requirements applicable to annual financial statements beginning on or after January 1, 2009.  As of the date of this Annual Report, RT 26 has not been adopted by the CNV. The Company is currently analyzing the impact that the adoption of RT 26 will have on the Company’s financial position and results of operations.

(a) Consolidated

As discussed above, Nortel is a holding company whose principal asset is its approximately 54.74% equity interest in Telecom Argentina. Nortel’s consolidated operating income is derived principally from Telecom’s income. Therefore, the following discussion of Nortel’s consolidated financial condition and results of operations should be read in conjunction with the immediately following discussion set forth herein under Section (b) of this Item 5 and with Nortel’s Consolidated Financial Statements and notes thereto included elsewhere in this Form 20-F and with Telecom’s Consolidated Financial Statements and notes thereto and “Item 5—Operating and Financial Review and Prospects” included in the Telecom Form 20-F incorporated herein by reference and included as an exhibit hereto. Such financial statements and notes thereto have been prepared in accordance with Argentine GAAP, which differs in certain respects from US GAAP. See Note 15 to the Consolidated Financial Statements.

Years ended December 31, 2008, 2007 and 2006

For purposes of these sections the fiscal years ended December 31, 2008, 2007 and 2006 are called “year 2008,” “year 2007” and “year 2006,” respectively.

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

Reportable Segment	Company of the Telecom Group / Operating Segment
Voice, Data and Internet	Telecom Argentina S.A. Telecom Argentina USA, Inc. Cubecorp Argentina S.A. (i) Micro Sistemas S.A. (ii)
Wireless	Telecom Personal S.A. Núcleo S.A.

(i)    Cubecorp’s activities are being carried out by Telecom Argentina since January 1, 2009 due to a merger process between both companies. The merger was approved by Cubecorp’s shareholders’ meeting on March 19, 2009 and it is still pending approval by Telecom Argentina’s shareholders’ meeting, which was provisionally suspended. (See Item 8—Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership”).

(ii)   Dormant entity at December 31, 2008.

The main products and services in each reportable segment are:

•                  Voice, Data and Internet: local area, national long-distance and international communications, supplementary services (including call waiting, itemized invoicing and voicemail), interconnection with other operators, data transmission (including private networks, point-to-point traffic, radio and TV signal transmission), outsourcing of IT solutions and Internet services (dial-up and high-speed/broadband).

•                  Wireless: local area, national long-distance and international communications, data transmission, sale of handsets, and Value Added Services, such as call waiting, voicemail, short message systems, multimedia and Internet access.

The following table shows Telecom’s net sales as a percentage of total consolidated net sales within its reportable segments for the year ended December 31, 2008:

Reportable Segment	Net Sales (millions P$)	Percent of Consolidated Net Sales

Voice, Data and Internet	3,653	34.4
Wireless	6,955	65.6
TOTAL	10,608	100.0

Additional information regarding reportable segments is disclosed in Note 13 to our Consolidated Financial Statements.

Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding our operating results. These factors are based on the information currently available to our management and may not represent all of the factors that are relevant to an understanding of our current or future results of operations. Additional information regarding trends expected to influence Telecom’s results of operations in 2009 are analyzed below under “—Trend Information.”

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

Competition. The Argentine telecommunications market has become increasingly competitive. In Telecom’s Voice, Data and Internet reportable segment, competition is mainly focused in long-distance and Internet service as well as in government and corporate accounts. For the past several years, the Argentine wireless market has been characterized by rapid growth and increasingly competitive conditions. Telecom expects that the Wireless reportable segment will continue to be affected by competitive pricing pressure, at least in the short to medium term, and by the pressure exerted by relevant international operators.

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

Capital Expenditures. Telecom continues to make significant investments designed to take advantage of growth opportunities in its businesses. In the Voice, Data and Internet reportable segment, Telecom invests to sustain the growth in broadband services, to continue developing the NGN, to supply mobile operators with the necessary infrastructure and to continue with the updating of commercial and support systems. In the Wireless reportable segment, we are in the process of expanding the network infrastructure and extending the 3G technology coverage and bandwidth for mobile data transmission.

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

Currency Effects. The majority of Telecom’s revenues are received in pesos whereas the majority of its financial indebtedness is substantially denominated in foreign currencies. Additionally, a significant portion of the materials and supplies related to the construction and maintenance of Telecom’s networks are incurred in foreign currencies. Consequently, the Pesification of Telecom’s regulated rates and subsequent fluctuations in the exchange rates between the peso and the U.S. dollar and other currencies will continue to affect the amount of its revenues in comparison to its debt service obligations and other costs incurred in foreign currencies.

(A)  Consolidated Results of Operations

In the year ended December 31, 2008, we reported net income of P$519 million, compared to a net income of P$478 million for the year ended December 31, 2007.

We reported consolidated net sales of P$10,608 million in year 2008 compared to P$9,074 million in year 2007.  The increase of P$1,534 million can be largely attributed to the growth in the Wireless reportable segment and in the ADSL services.

In 2008, operating costs (including depreciation and amortization) totaled P$8,570 million representing an increase of P$1,129 million, or 15.2%, due to higher salaries and social security, taxes, maintenance, material and supplies, TLRD and Roaming costs, fees for services, advertising costs, and costs of wireless handsets, among other reasons. The higher costs are associated with the increase in sales, the effects of inflation on the cost structure and, in particular, with the growing competition in the wireless and broadband services markets in Argentina.

Although the economic situation in Argentina continued showing positive growth trends, Telecom’s fixed telephone service is still affected by the Pesification of the rates in early 2002; as a result, the increase in the structure of disbursement costs for the Voice, Data and Internet reportable segment (which was 23.8%) is higher than the increase in net sales (which was 10.6%). Consequently, Telecom’s operations continue to be influenced by the Pesification and freezing of regulated tariffs and macroeconomic factors (particularly exchange rates and inflation).

(A.1)  Year 2008 Compared to Year 2007

					Change by segment
	Year Ended December 31,				Voice, Data
	2008	2007	Total Change		and Internet	Wireless	Nortel
	(P$ millions)%			(P$ millions)
Net sales	10,608	9,074	16.9	1,534	351	1,183	—
Cost of services, general and administrative and selling expenses	(8,570)	(7,441)	15.2	(1,129)	(497)	(632)	—
Operating income	2,038	1,633	24.8	405	(146)	551	—
Financial results, net	(266)	(441)	(39.7)	175	96	79	—
Other, net (1)	(271)	(101)	168.3	(170)	(151)	(19)	—
Income tax	(535)	(292)	83.2	(243)	(83)	(160)	—
Minority interest	(447)	(377)	18.6	(70)	—	11	(81)
Net income from continuing operations	519	422	23.0	97	(284)	462	(81)
Income from discontinued operations	—	56	(100.0)	(56)	(102)	—	46
Net income	519	478	8.6	41	(386)	462	(35)

(1)          Other, net includes equity gain (loss) from related companies and other expenses, net.

Net Sales

As in previous years, the primary factors affecting Telecom’s net sales are rates, the volume of use of services in fixed line services and the growth in wireless telecommunication and Internet services.

During year 2008, net sales increased approximately 16.9% to P$10,608 million from P$9,074 million in 2007. The increase is largely attributable to the increase of P$1,183 million in revenues generated by the Wireless reportable segment (reaching 65.6% of the Telecom’s consolidated net sales). It should be noted that both reportable segments showed revenue increases, but at different growth rates.

Net sales in Voice, Data and Internet reportable segment increased by 10.6% compared to 2007. Internet sales, including internet equipment, led growth in this segment with a 39.2% increase (P$207 million) mainly as a result of the 33.1% increase in Telecom’s ADSL customer base. Data sales, including data equipment, grew by 25.4%, largely attributed to a higher number of leased circuits, dedicated traffic and a substantial growth in a private network service with additional new features. Finally, Voice sales grew by 3.8% due to an increase in the customer base, generating a higher number of monthly basic charges and charges for supplementary services, partially offset by a slight reduction in traffic volume. Regulated voice services are still affected by the Pesification of rates to pesos as discussed in “Item 4—Information on the Company—The Business—Voice, Data and Internet—Rates” in more detail.

Net sales for the Wireless reportable segment grew by 20.5% compared to 2007. The net increase was mainly due to growth in Argentina by 23.0% partially offset by a decrease in Paraguay of 9.9%. As a result of the strong growth of the customer base in Argentina, in general terms, all line items comprising net sales for the reportable segment have grown considerably. Particularly, revenues from Value Added Services, roaming services and TLRD, and post-paid services, including fixed-charge and excess minutes, all increased.

In 2008, service revenues in the Wireless reportable segment amounted to P$6,235 million, representing 20.3% growth from 2007. Year 2008 service revenue growth was 23.1% in Argentina while in Paraguay it represented a decrease of 10.3%.

The chart below shows net sales for years 2008 and 2007 and their breakdown between reportable segments:

For a further breakdown of Telecom’s consolidated net sales, see “—(B) Results of Operations by Reportable Segment” below.

Cost of Services, General and Administrative and Selling Expenses

Total cost of services, general and administrative and selling expenses increased by 15.2% to P$8,570 million in 2008 from P$7,441 million in 2007.  The increase was mainly due to the increase in disbursement costs in the two reportable segments as a result of a rise in direct cost of sales, the effects of inflation in the overall cost structure and heavy competition in the wireless and broadband businesses in Argentina. Depreciation and amortization expenses were reduced by P$127 million, mainly attributable to the Wireless reportable segment.

					Change by segment
					Voice, Data
	Year Ended December 31,				and
	2008	2007	Total Change		Internet	Wireless	Nortel
	(P$ millions)%			(P$ millions)
Salaries and social security	1,218	961	26.7	257	187	70	—
Taxes	825	660	25.0	165	27	138	—
Maintenance, materials and supplies	541	447	21.0	94	66	28	—
Bad debt expense	67	71	(5.6)	(4)	(2)	(2)	—
Interconnection costs	156	151	3.3	5	5	—	—
Costs of international outbound calls	145	138	5.1	7	7	—	—
Fees for services	391	302	29.5	89	41	48	—
Advertising	388	306	26.8	82	48	34	—
Cost of wireless handsets and Voice, Data, and Internet equipment	1,026	893	14.9	133	20	113	—
Agent’s commissions and commissions for the distribution of prepaid cards	769	704	9.2	65	14	51	—
Other commissions	159	130	22.3	29	5	24	—
TLRD and Roaming	941	760	23.8	181	—	181	—
Other operating expenses	655	502	30.5	153	85	68	—
Depreciation of fixed assets and amortization of intangible assets	1,289	1,416	(9.0)	(127)	(6)	(121)	—
Total Cost of Services, General and Administrative and Selling Expenses	8,570	7,441	15.2	1,129	497	632	—

The main operating costs and the changes in costs between years 2008 and 2007 are illustrated below:

(1)          Includes bad debt expense, other commissions and other operating expenses.

Salaries and Social Security

During year 2008, salaries and social security charges were approximately P$1,218 million, representing a 26.7% increase from 2007. This was primarily due to the increase in salary levels, mainly for unionized personnel reflecting an adjustment in collective bargaining agreements.  For year 2008, salaries and social security payments were approximately 11.5% of net sales, compared to 10.6% of net sales in year 2007.

Taxes

Expenses related to taxes increased 25.0% to P$825 million in year 2008 from P$660 million in year 2007, mainly due to the impact of taxes that are calculated on the basis of revenues, reflecting an increase in total net sales during the year.

Maintenance, Materials and Supplies

Expenses related to maintenance, materials and supplies increased 21.0% to P$541 million in year 2008 from P$447 million in year 2007. This increase was due to higher maintenance costs across segments, particularly in the Voice, Data and Internet reportable segment. The main reason for the change was an increased need for supplies as a result of the larger number of installed basic telephony and ADSL lines and an increase in the prices of certain supplies due to the effects of inflation.

Fees for Services

Our and Telecom’s fees for various services, including technical, commercial, legal, security, and auditing services, totaled P$391 million for year 2008 and P$302 million for year 2007. This increase was due mainly to the renegotiation of most of the contracts because of the effects of inflation and to higher service costs in both segments, especially costs related to Call Centers and software and hardware fees.

Advertising

Costs related to advertising increased by P$82 million, or 26.8%, to P$388 million in year 2008, mainly due to higher media advertising expenses for wireless and Internet services as a result of efforts to retain and expand both customer bases, as well as the sponsorship of the 2008 Beijing Olympic Games.

Cost of wireless handsets and Voice, Data and Internet equipment

During year 2008, the cost of wireless handsets and Voice, Data and Internet equipment increased to P$1,026 million from P$893 million in year 2007. The increase in costs incurred in the Wireless reportable segment was primarily attributable to an increase in the cost of handsets resulting from the expansion of the subscriber base. In addition, as a consequence of technological advances and new service offerings, more customers upgraded their mobile phone sets. That effect was partially offset by a decrease in subsidies offered to agents and other third party distributors.

Agent’s Commissions and Commissions for the Distribution of Prepaid Cards

Sales commissions increased by P$65 million to P$769 million in year 2008 from P$704 million in year 2007. The steady increase over the past few years in agent’s commissions and commissions for the distribution of prepaid cards is mainly due to Telecom Personal’s efforts to expand its high-value subscriber base and to the increase in the prepaid subscriber base, respectively.

TLRD and Roaming

During year 2008, costs of TLRD and roaming increased 23.8% to P$941 million from P$760 million in year 2007. The change was due to an increase in wireless traffic among wireless operators as a consequence of a strong growth in the total customer base and to an increase in the volume of total traffic.

Other Operating Expenses

Other operating expenses, which include lease of circuits, transportation and freight, rental and energy expenses, among others, increased 30.5% to P$655 million in year 2008 from P$502 million in year 2007 in both reportable segments as a result of increased revenues and an increase in the customer base and the effects of inflation.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation of fixed assets and amortization of intangible assets decreased by P$127 million, or 9.0%, to P$1,289 million during 2008 mainly as a consequence of the end of the amortization period for certain assets (among others, TDMA network equipment as a result of the migration to GSM technology) in the Wireless reportable segment. Depreciation expense was equal to approximately 12.2% of net sales for year 2008 and 15.6% of net sales for year 2007.

Operating Income

During the year ended December 31, 2008, consolidated operating income was P$2,038 million, with an increase of P$405 million, or 24.8%, compared to 2007. Operating income represented 19.2% of net sales in 2008.

The increase, net, in operating income in 2008 was due to strong growth in the Wireless reportable segment resulting from higher net sales, partially offset by an increase in salaries and social security costs, fees for services, cost for subscriber acquisition, costs of roaming and TLRD and tax expenses. Although sales increased in Voice, Data and Internet reportable segment, they were completely offset by an increase in salaries and social security costs, fees for services, maintenance, materials and supplies and advertising expenses, among others.

Financial Results, Net

Net financial results amounted to a loss of P$266 million for 2008, reflecting a reduction in loss of 39.7% as compared to prior year 2007. Financial results, net, represent 2.5% of consolidated sales in year 2008, as compared to 4.9% in year 2007.

As a result of a P$1,085 million reduction in net financial debt, or 54.4% compared to the net financial debt at the end of the previous year, interest on net financial debt decreased by P$124 million.

In 2008, the devaluation of the peso against the US dollar was 9.6% and 3.4% against the euro. This caused a net foreign currency exchange loss of P$158 million, which included the effect of derivative financial instruments entered into to hedge foreign exchange exposure. These instruments generated a P$29 million loss in the year 2008 and a P$141 million gain in 2007.

Other, Net

Other expenses, net

Other expenses, net mainly include severance payments and provisions for lawsuits and other contingencies.

Other expenses, net, increased P$170 million or 168.3% from year 2007, reaching P$271 million in 2008.  The change was mainly attributable to the fact that Other expenses, net in year 2007 included a gain of P$69 million related to the impact of SC Resolution N° 41/07 and a tax gain on deposits and withdrawals from bank accounts of P$23 million recognized in 2007 as a result of the regulatory resolution N°. 72/03 implemented by the Ministry of Economy (see Note 2.g and 2.i to the Consolidated Financial Statements).

Severance costs amounted to P$144 million in 2008 as compared to P$84 million in 2007, mainly due to a 114% increase in the number of employees retired or dismissed, partially offset by a 30% decrease in the average retirement and severance cost per employee.

Provision for contingencies charges have decreased at Telecom Argentina due to lower costs in connection with labor and fiscal complaints. Telecom Personal, conversely, has experienced a slight increase in those charges.

Income Tax

The income tax charge includes three effects: (i) the current tax for the year payable according to fiscal legislation applicable to each company in the Telecom Group; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to fiscal vs. accounting criteria; and (iii) the analysis of recoverability of deferred tax assets.

(i)           As regards the current tax expenses of Telecom Argentina, in 2007, the Company was not required to pay taxes as a result of the determination of an accumulated loss carryforward. In 2008, enough tax profit was generated to offset the entire accumulated loss carryforward and therefore a tax liability was determined, which will be offset against a tax credit for minimum presumed income and other withholdings. With regards to Telecom Personal, in 2007, enough tax profit was generated to offset the entire accumulated loss carryforward; therefore, a tax liability was determined. This tax liability was offset by a tax credit for minimum presumed income and other withholdings. In fiscal year 2008, tax profits generated gave rise to tax liabilities. This tax liability will be offset against a tax credit for minimum presumed income and other withholdings. In the years under review, Núcleo reported a tax profit and the charge was increased by the overcharge stemming from the payment of dividends to shareholders.

(ii)           As regards the deferred tax, in 2008 income was mainly generated at Telecom Argentina as a result of the reduction in the deferred tax liability on fixed assets and its adjustment for inflation and increased credit on the deduction of bad debts and lawsuits and other contingencies (P$119 million).  This income was partly offset by the use of net tax loss carryforward for P$34 million.  In 2007, expenses related to deferred tax mainly arose from the reduction of the tax loss carryforwards of Telecom Argentina (P$364 million) and Telecom Personal (P$163 million), partly offset by the income generated by variations in the temporary differences (P$205 million in Telecom Argentina and P$76 million in Telecom Personal), including, among others, a reduction of the deferred tax liability on fixed assets and its adjustment for inflation, and the higher credit for the deduction of bad debts and lawsuits and other contingencies.

(iii)          With respect to the recoverability of deferred tax loss carryforwards, the Telecom Group recognized, as of December 31, 2007, a P$130 million receivable for tax loss carryforwards, of which P$95 million expired in fiscal year 2007. For that reason, as of December 31, 2007, the related allowance amounted to P$95 million. As of December 31, 2008, Cubecorp’s tax loss carryforwards, amounting P$1 million, were considered to be non-recoverable; therefore, Telecom has recorded an allowance for such credits.

Minority Interest

During the year 2008, we recorded a minority interest loss of P$447 million as compared to a loss of P$377 million in 2007. The difference is attributed to the net income of Telecom Argentina for year 2008 compared to year 2007.

Net Income

For year 2008, the Company recorded net income of approximately P$519 million mainly due to a gain resulting from holding companies.

(A.2)  Year 2007 Compared to Year 2006

					Change by segment
	Year Ended December 31,				Voice, Data
	2007	2006	Total Change		and Internet	Wireless	Nortel
	(P$ millions)%			(P$ millions)
Net sales	9,074	7,372	23.1	1,702	249	1,453	—
Cost of services, general and administrative and selling expenses	(7,441)	(6,480)	14.8	(961)	(218)	(742)	(1)
Operating income	1,633	892	83.1	741	31	711	(1)
Financial result, net	(441)	(484)	(8.9)	43	113	(70)	—
Other, net (1)	(101)	(181)	44.2	80	77	4	(1)
Income tax (expense) benefit, net	(292)	22	N/A	(314)	(93)	(221)	—
Minority interest	(377)	(127)	196.9	(250)	—	(1)	(249)
Net income from continuing operations	422	122	245.9	300	128	423	(251)
Income from discontinued operations	56	7	700.0	49	89	—	(40)
Net income	478	129	70.5	349	217	423	(291)

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

The chart below shows net sales for years 2007 and 2006 and their breakdown between reportable segments:

For a further breakdown of Telecom’s consolidated net sales, see “—(B) Results of Operations by Reportable Segment” below.

Cost of Services, General and Administrative and Selling Expenses

Total cost of services, general and administrative and selling expenses increased by 14.8% to P$7,441 million in 2007 from P$6,480 million in 2006.  The change was mainly due to the increase in disbursement costs in the two reportable segments as a result of the increase in direct cost of sales, the effects of inflation in the overall cost structure and heavy competition in the wireless and broadband businesses in Argentina. Depreciation and amortization expenses increased by P$25 million, mainly attributable to the Wireless reportable segment.

					Change by segment
	Year Ended December 31,				Voice, Data
	2007	2006	Total Change		and Internet	Wireless	Nortel
	(P$ millions)%			(P$ millions)
Salaries and social security	961	830	15.8	131	81	50	—
Taxes	660	539	22.4	121	21	100	—
Maintenance, materials and supplies	447	317	41.0	130	80	50	—
Bad debt expense	71	63	12.7	8	(4)	12	—
Interconnection costs	151	159	(5.0)	(8)	(8)	—	—
Costs of international outbound calls	138	111	24.3	27	27	—	—
Fees for services	302	260	16.2	42	33	8	1
Advertising	306	225	36.0	81	19	62
Cost of wireless handsets and Voice, Data and Internet equipment	893	999	(10.6)	(106)	(8)	(98)	—
Agent’s commissions and commissions for the distribution of prepaid cards	704	548	28.5	156	8	148	—
Other commissions	130	113	15.0	17	4	13	—
TLRD and Roaming	760	582	30.6	178	—	178	—
Others	502	343	46.4	159	72	87	—
Depreciation of fixed assets and amortization of intangible assets	1,416	1,391	1.8	25	(107)	132	—
Total Cost of Services, General and Administrative and Selling Expenses	7,441	6,480	14.8	961	218	742	1

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

Cost of wireless handsets and Voice, Data and Internet equipment

During year 2007, the cost of wireless handsets and Voice, Data and Internet equipment decreased to P$893 million from P$999 million in year 2006, mainly attributable to decreased handset sales in the Wireless reportable segment. The decrease was mainly due to lower subsidies offered to customers, agents and other third party distributors.

Agent’s Commissions and Commissions for the Distribution of Prepaid Cards

Sales commissions increased by P$156 million to P$704 million in year 2007 from P$548 million in year 2006. The increase in agent’s commissions and commissions for the distribution of prepaid cards is mainly due to Telecom Personal’s efforts to expand its high-value subscriber base and to the increase in the prepaid subscriber base, respectively.

TLRD and Roaming

TLRD and roaming services revenue increased by P$178 million, or 30.6%, to P$760 million in year 2007. The change was mainly due to the growth in Telecom’s wireless subscriber base and higher wireless traffic.

Other Operating Expenses

Other operating expenses increased 46.4% to P$502 million in year 2007 from P$343 million in year 2006 for both reportable segments. The change was mainly attributable to increased revenues and to the increase in the customer base. For an analysis of the increase in other operating expenses in the Voice, Data and Internet and Wireless reportable segments, see “—Results of Operations by Reportable Segment” below.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation of fixed assets and amortization of intangible assets increased by P$25 million, or 1.8%, to P$1,416 million during 2007 mainly as a consequence of increased capital expenditures in the Wireless reportable segment, partially offset by the end of the amortization period for certain assets in the Voice, Data and Internet reportable segment.  Additionally, during 2007, Telecom performed an integral review of the useful lives of its fixed assets. As a result, since September 30, 2007, Telecom Argentina and Telecom Personal have changed the useful life of certain fixed assets resulting in a P$14 million decrease in depreciation expense for year 2007. Depreciation expense was equal to approximately 15.6% of net sales for year 2007 and 18.9% of net sales for year 2006.

Operating Income

During the year ended December 31, 2007, consolidated operating income was P$1,633 million, with an increase of P$741 million, or 83.1%, compared to 2006. Operating income represented 18.0% of net sales in 2007. Improvement in operating income in terms of sales margin was seen across both reportable segments but at different rates of increase. Voice, Data and Internet grew from 10.7% of net segment sales in 2006 to 10.8% of net segment sales in 2007 due to the systematic decline of fixed asset depreciation while the Wireless reportable segment grew from 13.1% of net segment sales in 2006 to 22.1% of net segment sales in 2007.

The increase in operating income in 2007 was mainly due to strong growth in the Wireless reportable segment resulting from higher net sales, partially offset by an increase in salaries and social security costs, maintenance, materials and supplies, cost for subscriber acquisition, costs of roaming and TLRD, advertising, and tax expenses.

Financial Results, Net

Net financial and holding resulted in a loss of P$441 million for 2007, reflecting a 8.9% loss decrease over the loss of P$484 million for 2006.

As a result of a P$1,354 million reduction in net financial debt, or 40.4% compared to the net financial debt at the end of 2006, interest on net financial debt decreased by P$129 million. This financial cost represents 3.5% of consolidated sales in year 2007, as compared to 6.1% in year 2006.

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

Other expenses, net

Other expenses, net included severance payments, provisions for lawsuits and other contingencies and income from sales of fixed assets.

Other expenses, net, decreased P$85 million or 45.7% from year 2006, amounting P$101 million in 2007 mainly due to a gain related to the impact of SC Resolution N° 41/07 of P$69 million and a tax gain on deposits and withdrawals from bank accounts of P$23 million (see Notes 2.g and 2.i to the Consolidated Financial Statements).

During years 2007 and 2006, approximately P$84 million and P$48 million of other expenses, net, respectively, were recorded related to accrued severance payments and costs of termination benefits for employees who were dismissed during the period or voluntarily retired pursuant to Telecom’s employee reduction program. Although fewer employees were dismissed or voluntarily retired during 2007, the amount of severance payments and  termination benefits costs increased during 2007 mainly due to the fact that the average severance payment per employee increased by approximately 92%.

Income Tax (Expense) Benefit, Net

The income tax charge included three effects: (i) the current tax for the year payable according to fiscal legislation applicable to each company in the Telecom Group; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to fiscal versus accounting criteria; and (iii) the analysis of recoverability of deferred tax assets, particularly, the tax loss carryforwards accumulated by Telecom Argentina.

Deferred income taxes resulted from temporary differences in the recognition of expenses for tax and financial reporting purposes and were accounted for in accordance with Argentine GAAP, which is consistent with SFAS No. 109. Argentine GAAP requires the asset and liability method of computing deferred income taxes.

As regards the current tax expenses of Telecom Argentina in the 2007 and 2006 fiscal years, Telecom Argentina was not required to pay taxes in 2007 as a result of an accumulated tax loss carryforward. As regards Telecom Personal, it generated enough profit in 2007 to offset the entire tax loss carryforwards accumulated at the beginning of the year, resulting in a tax liability which was offset against a tax credit for minimum presumed income and other withholdings. Núcleo reported, in the years under review, a taxable profit. The tax expense of Núcleo in 2007 increased by the overcharge related to the payment of dividends to shareholders. As per Paraguayan tax law, an additional income tax rate of 5%  is imposed on dividends that are paid.

As regards the deferred tax, the expenses mainly arose from the reduction of the tax loss carryforwards of Telecom Argentina (P$364 million) and Telecom Personal (P$163 million), partially offset by income generated by variations in the temporary differences (P$205 million in Telecom Argentina and P$76 million in Telecom Personal), including, among others, a reduction of the deferred tax liability on fixed assets and its adjustment for inflation, and the higher allowance for doubtful accounts and provisions for lawsuits and other contingencies.

With respect to the recoverability of tax loss carryforwards, Telecom recognized, as of December 31, 2007, P$130 million worth of tax credit due to tax loss carryforwards, of which P$95 million expired in fiscal year 2007. For that reason, as of December 31, 2007, the related allowance amounted to P$95 million, representing a P$100 million reduction from the end of the previous year, compared to an P$81 million reduction in 2006. Additionally, Telecom Personal set up an P$11 million allowance during 2007 related to certain deferred tax assets of doubtful collectability.

Income from discontinued operations

In April 2007, Telecom sold its equity interest in Publicom (representing 99.99% of the capital stock and voting shares of the directory publishing subsidiary) to Yell Publicidad S.A. Under Argentine GAAP, the transaction was accounted for under “discontinued operations.” As a result, Telecom has consolidated Publicom as of December 31, 2007 and 2006, identifying the results of discontinued operations in a separate line item in its consolidated statement of income. As of December 31, 2007, P$56 million were accounted for as net income from discontinued operations, of which P$101 million corresponded to the sale of Publicom, P$1 million to Publicom’s net income prior to the date of sale, offset by P$46 attributed to the minority interest loss.

Minority Interest

During the year 2007, we recorded a minority interest loss of P$377 million as compared to a loss of P$127 million in 2006. The difference is attributed to the net income of Telecom Argentina for year 2007 compared to year 2006.

Net Income (Loss)

For year 2007, the Company recorded net income of approximately P$478 million mainly due to a gain resulting from holding companies.

(B)  Results of Operations by Reportable Segment

(B.1)  Voice, Data and Internet Reportable Segment

Results of operations for the Voice, Data and Internet reportable segment for years 2008, 2007 and 2006 are comprised as follows:

	Year Ended December 31,			% of Change
	2008	2007	2006	2008-2007	2007-2006
	(P$ millions)			Increase/(Decrease)
Continuing operations
Net sales	3,653	3,302	3,053	10.6	8.2
Cost of services, general and administrative and selling expenses	(3,441)	(2,944)	(2,726)	16.9	8.0
Operating income	212	358	327	(40.8)	9.5
Financial result, net	(166)	(262)	(375)	(36.6)	(30.1)
Other, net (1)	(212)	(61)	(138)	247.5	(55.8)
Income tax (expense) benefit, net	(143)	(60)	33	138.3	N/A
Net loss from continuing operations	(309)	(25)	(153)	1,136.0	(83.7)

Discontinued operations
Income from discontinued operations	—	102	13	(100.0)	684.6
Net income (loss)	(309)	77	(140)	N/A	N/A

(1)          Other, net includes gain (loss) on equity investees and other expenses, net.

Net Sales

During year 2008, net sales from our Voice, Data and Internet reportable segment increased 10.6% to P$3,653 million from P$3,302 million in year 2007. During year 2007, net sales from our Voice, Data and Internet reportable segment increased 8.2% to P$3,302 million from P$3,053 million in year 2006. The increase in each year was due to several factors, including an increase in the customer base, which in turn generated greater basic and supplementary monthly charges. Particularly, in 2008, the base of ADSL subscribers grew 33.1% as compared to 2007, representing an increase in ADSL Internet revenues of P$214 million, offset by a reduction of P$7 million in Dial-Up 0610 Internet traffic in 2008 as compared to 2007. Other factors in the growth in net sales in 2008 were the increase in Telecom’s revenues from data transmission services, the increase in Telecom’s provision of interconnection services as a consequence of the general expansion of the wireless business and the increase in the customer base, generating a higher number of monthly basic charges and charges for supplementary services.

Revenues from the Voice, Data and Internet reportable segment for years 2008, 2007 and 2006 are comprised as follows:

	Year Ended December 31,			% of Change
	2008	2007	2006	2008-2007	2007-2006
	(P$ millions)			Increase/(Decrease)
Measured service charges	968	960	941	0.8	2.0
Monthly basic charges	799	746	716	7.1	4.2
Internet revenues	731	524	428	39.5	22.4
Interconnection revenues	400	373	318	7.2	17.3
International long-distance service	269	270	242	(0.4)	11.6
Public telephone service	86	117	131	(26.5)	(10.7)
Data transmission	205	172	153	19.2	12.4
Installation charges	19	18	23	5.6	(21.7)
Equipment sales(1)	41	18	7	127.8	157.1
Other national telephone services	135	104	94	29.8	10.6
Total Voice, Data and Internet	3,653	3,302	3,053	10.6	8.2

(1)          As of December 31, 2008, this item is composed of P$25 million of voice equipment, P$12 million of data equipment and P$4 million of Internet equipment. As of December 31, 2007, this item was composed of P$13 million of voice equipment, P$4 million of Internet equipment and P$1 million of data equipment.

The chart below shows net sales for the years 2008, 2007 and 2006 and their breakdown by service type:

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

Revenues from measured service and monthly basic charges represented 48.4% of Telecom’s total segment net sales for year 2008, compared to 51.7% of its total segment net sales for year 2007. Revenues from traffic and monthly basic charges increased 3.6% to P$1,767 million in year 2008 from P$1,706 million in year 2007. Measured service charges increased 0.8% to P$968 million in year 2008 from P$960 million in year 2007. Monthly basic charges increased 7.1% to P$799 million in year 2008 when compared with year 2007, mainly due to the increase in customer lines. Lines in service as of December 31, 2008 increased to approximately 4,299,000 compared to approximately 4,208,000 as of December 31, 2007 due to continuing recovery in demand. However, fixed telephony tariffs remained unchanged since 2002 as a result of the Pesification and freeze on tariffs imposed by the Argentine Government.

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

Internet Revenues

Revenues from Internet subscription fees and Internet-related Value Added Services increased 39.5% to P$731 million in year 2008 compared to P$524 million in 2007, and increased 22.4% in year 2007 compared to P$428 million in 2006, mainly due to an increase in the number of ADSL subscribers in each year.

As of December 31, 2008, the number of ADSL subscribers reached approximately 1,042,000, compared to 783,000 as of December 31, 2007, increasing by 33.1%.  During 2007, ADSL subscribers increased 71.3% from 457,000 as of December 31, 2006.  Internet dial-up customers  totaled approximately 65,000 as of December 31, 2008 compared to 76,000 as of December 31, 2007, decreasing by 14.5%. As of December 31, 2008 and 2007, dial-up minutes represented 9.0% and 13.3%, respectively, of total traffic measured in minutes transported over the fixed-line network. Dial-up minutes have fallen in the last years due to the steady migration of customers to ADSL services.

Interconnection Revenues

During year 2008, revenues from interconnection services, which primarily include access, termination and long-distance transport of calls, increased 7.2% to P$400 million from P$373 million in 2007. During year 2007, revenues from interconnection services increased 17.3% to P$373 million from P$318 million in 2006. The increase in each year was mainly due to the increase in wireless traffic transported and terminated on Telecom’s fixed line network.

International Long-Distance Service

Revenues from international long-distance service reflect payments made under bilateral agreements between the Company and foreign telecommunications carriers covering inbound international long-distance calls and earnings from outbound phone calls made by customers.

During year 2008, international long-distance service revenues decreased 0.4% to P$269 million from P$270 million in year 2007. The slight decrease was mainly due to a decrease in prices partially offset by higher incoming and outgoing traffic. During year 2007, international long-distance service revenues increased 11.6% to P$270 million from P$242 million in year 2006. The increase was mainly due to higher incoming and outgoing traffic partially offset by a decrease in prices.

Public Telephone Service

Revenues from public telephone service decreased by 26.5% to P$86 million in year 2008 from P$117 million in year 2007. Revenues from public telephone service decreased by 10.7% to P$117 million in year 2007 from P$131 million in year 2006. The decrease in each year was mainly due to reduced traffic on public telephones and decreased use of telecommunication centers as a result of expanded cellular usage.

Data Transmission

Revenues from data transmission services increased 19.2% to P$205 million in year 2008 from P$172 million in year 2007. The change was mainly due to an increase in various data transmission services, including an increase in private virtual network services, leases of circuits, volumes of traffic for dedicated lines, and growth in data center services as a result of the acquisition of Cubecorp. The majority of our revenues from data transmission services are denominated in US dollars and, consequently, in 2008, were affected by the fluctuations in the exchange rate between the peso and the US dollar resulting in an increase in data transmission revenues. During year 2007, revenues from data transmission services increased 12.4% to P$172 million from P$153 million in year 2006. The increase was mainly due to an increase in the demand for data transmission services, especially due to the fulfillment of a significant connection-provision contract with the government of the province of Buenos Aires, which aimed to provide a network that integrates all of the province’s municipalities.

Installation Charges

During year 2008, installation charges from new customers increased by 5.6% to P$19 million from P$18 million in year 2007 due to an increase in the amount of new connected lines during the period 2008 to 2007 as compared to the period 2007 to 2006. During year 2007, installation charges from new customers decreased by 21.7% to P$18 million from P$23 million in year 2006 due to a decrease in the amount of new connected lines during the period 2007 to 2006 as compared to the period 2006 to 2005.

Equipment Sales

Revenues from equipment sales increased 127.8% to P$41 million in year 2008 from P$18 million in year 2007.  During year 2007, revenues from equipment increased by 157.1%, to P$18 million in year 2007 from P$7 million in year 2006. The increase in 2008 was mainly due to higher sales of new “Aladino” telephone sets, which allow SMS services or video calls on fixed lines depending on the model, higher sales of modems as a result of the expansion of Telecom’s Internet services, and higher sales of data equipment.

Other National Telephone Services

Revenues from other national telephone services are derived mainly from dedicated lines, access charges and miscellaneous customer charges. During year 2008, revenues from other national telephone services increased 29.8% to P$135 million from P$104 million in year 2007. During year 2007, revenues from other national telephone services increased 10.6% to P$104 million from P$94 million in year 2006. The increase in each year was mainly due to higher revenues related to billing and collection services charged to other operators.

Cost of Services, General and Administrative and Selling Expenses

During year 2008, total cost of services, general and administrative expenses for the Voice, Data and Internet reportable segment increased 16.9% to P$3,441 million compared to P$2,944 million in year 2007. During year 2007, total cost of services, general and administrative expenses for the Voice, Data and Internet reportable segment increased 8.0% to P$2,944 million compared to P$2,726 million in year 2006. The increase in each year was mainly due to increases in salaries and social security charges, taxes, maintenance, materials and supplies costs, fees for services, and advertising.

Detailed below are the major components of Telecom’s cost of services, general and administrative and selling expenses for the years ended December 31, 2008, 2007 and 2006 related to the Voice, Data and Internet reportable segment:

	Year Ended December 31,			% of Change
	2008	2007	2006	2008-2007	2007-2006
	(P$ millions)			Increase/(Decrease)
Salaries and social security	931	744	663	25.1	12.2
Taxes	223	196	175	13.8	12.0
Maintenance, materials and supplies	373	307	227	21.5	35.2
Bad debt expense	10	12	16	(16.7)	(25.0)
Interconnection costs	156	151	159	3.3	(5.0)
Costs of international outbound calls	145	138	111	5.1	24.3
Fees for services	181	140	107	29.3	30.8
Advertising	137	89	70	53.9	27.1
Commissions for the distribution of prepaid cards and Other commissions	94	75	63	25.3	19.0
Cost of sales of equipment	38	18	26	111.1	(30.8)
Others	331	246	174	34.6	41.4
Subtotal before depreciation and amortization	2,619	2,116	1,791	23.8	18.1
Depreciation of fixed assets and amortization of intangible assets	822	828	935	(0.7)	(11.4)
Total Voice, Data and Internet	3,441	2,944	2,726	16.9	8.0

The main operating costs and the changes in costs between years 2008, 2007 and 2006 are illustrated below:

(1)          Includes bad debt expense, commissions for the distribution of prepaid cards and other commissions, cost of sales of equipment and other operating expenses.

Salaries and Social Security

During year 2008, salaries and social security charges were approximately P$931 million, representing a 25.1% increase from 2007. During year 2007, salaries and social security charges were approximately P$744 million, representing a 12.2% increase from 2006. These increases were primarily due to salary increases, particularly for unionized personnel of Telecom Argentina (approximately 73% of its personnel) reflecting an adjustment in collective bargaining agreements, partially offset by a decrease in the number of employees in this reportable segment.

For year 2008, salaries and social security payments were approximately 25.5% of segment net sales. For year 2007, salaries and social security payments were approximately 22.5% of segment net sales.

Taxes

Expenses related to taxes increased 13.8% to P$223 million in year 2008 from P$196 million in year 2007, and increased 12.0% to P$196 million in year 2007 from P$175 million in year 2006, mainly due to higher turnover taxes and other taxes on sales as a consequence of the increase in revenues.

Maintenance, Materials and Supplies

Maintenance, materials and supplies expense increased 21.5% to P$373 million in year 2008 from P$307 million in year 2007. During 2007, maintenance, materials and supplies expenses increased 35.2% to P$307 million in year 2007 from P$227 million in year 2006. The increase in each year was primarily due to higher maintenance costs for network equipment, buildings and utility vehicles and the increase in the prices of certain supplies due to the effects of inflation.

Costs of International outbound calls

During year 2008, Telecom recorded P$145 million in costs of international outbound calls compared with P$138 million recorded in year 2007 and P$111 million recorded in year 2006. The increase in each year was mainly due to the increase in international call traffic originating in Telecom’s network and requiring fees for transport across international lines.

Fees for Services

Fees for various services, including technical, commercial, legal, security and auditing services totaled approximately P$181 million for year 2008, P$140 million for year 2007 and P$107 million for year 2006. This increase was due mainly to the renegotiation of most of the contracts because of the effects of inflation and higher service costs in both segments, especially those related to the Call Centers and the software and hardware fees.

Advertising

During year 2008, Telecom recorded P$137 million in costs of advertising compared with P$89 million recorded in year 2007. During year 2006, Telecom recorded P$70 million in advertising costs. The increase in each year was mainly due to increased advertising campaigns as a result of competition in the Internet services market. Particularly, in year 2008, Telecom incurred advertising costs in connection with its sponsorship of the 2008 Beijing Games.

Commissions for the Distribution of Prepaid Cards and Other Commissions

During year 2008, Telecom recorded P$94 million in costs relating to commissions for the distribution of prepaid cards and other commissions, compared with P$75 million in year 2007. This increase was mainly due to an increase in the volume of commissions partially offset by less traffic on public telephones and through telecommunication centers. During year 2006, Telecom recorded P$63 million in costs relating to commissions for the distribution of prepaid cards and other commissions.

Cost of Sales of Equipment

During years 2008, 2007 and 2006, Telecom recorded P$38 million, P$18 million and P$26 million in cost of sales of equipment mainly related to sales of “Aladino” telephone sets, Internet modems and data equipment.

Other Operating Expenses

Other operating expenses include accrued expenses such as transportation costs, insurance, energy and rentals. During year 2008, Telecom’s other operating expenses amounted to P$331 million compared to P$246 million in 2007 and P$174 million in 2006. The increase in each year is related to increased revenues and higher prices due to the effects of inflation.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation expense were P$822 million in year 2008, P$828 million in year 2007 and P$935 million in year 2006. Depreciation expenses as a percentage of net sales of the segment were approximately 22.5% in 2008, 25.1% in 2007 and 30.6% in 2006, respectively. The decreases were primarily attributable to the end of the amortization period for certain assets.

During 2007, the Telecom Group performed an integral review of the useful lives of its fixed assets. As a result, since September 30, 2007, Telecom Argentina has changed the useful life of certain fixed assets, resulting in a P$9 million decrease in depreciation expense for year 2007 in the Voice, Data and Internet Reportable Segment.

Operating Income

In 2008, the operating income from the Voice, Data and Internet reportable segment decreased 40.8% to P$212 million from P$358 million in 2007. The decrease was mainly due to the fact that the annual increase in operating costs, excluding depreciation and amortization, exceeded the annual increase in sales in the segment. Depreciation in year 2008 was at a similar level of year 2007, with a slight 1% decrease. In 2007, the operating income from our Voice, Data and Internet reportable segment increased 9.5% to P$358 million from P$327 million in 2006. The increase in year 2007 was mainly due to decreases in depreciation charges partially offset by the increase in operating expenses.

The following table shows the operating income from the Voice, Data and Internet reportable segment in years 2008, 2007 and 2006 and its percentage of net sales in each year.

	Year Ended December 31,
	2008	2007	2006	2008-2007	2007-2006
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization	1,034	1,186	1,262	(12.8)%	(6.0)%
As % of net sales	28.3%	35.9%	41.3%	(7.6)%	(5.4)%
Depreciation and amortization	(822)	(828)	(935)	(0.7)%	(11.4)%
As % of net sales	(22.5)%	(25.1)%	(30.6)%	2.6%	5.5%
Operating income	212	358	327	(40.8)%	9.5%
As % of net sales	5.8%	10.8%	10.7%	(5.0)%	0.1%

Our operating income before depreciation and amortization from the Voice, Data and Internet reportable segment was P$1,034 million, P$1,186 million and P$1,262 million, representing 28.3% of net sales in 2008, 35.9% of net sales in 2007 and 41.3% of net sales in 2006, respectively. These decreases in the operating margin  from 2006 to 2008 correspond mainly to an increase in operating expenses such as salaries and social security charges, taxes, maintenance, materials, and supplies costs, costs of international outbound calls, fees for services, and advertising which, cumulatively, were larger than the increase in net sales of each year.

Financial Results, Net

During year 2008, Telecom recorded a net financial loss of approximately P$166 million compared to a net financial loss of approximately P$262 million in year 2007, reflecting a reduction in loss of 36.6% as compared to the previous year. The difference was mainly due to lower net financial interest of P$86 million in year 2008 as a result of a significant reduction in net financial debt compared to year 2007.  In 2008, the devaluation of the peso against the US dollar was 9.6% and 3.4% against the euro. This caused a net foreign currency exchange loss of P$107 million (including the effect of derivative financial instruments entered into to hedge foreign exchange exposure), which represents an increase of P$12 million compared to the net foreign currency exchange loss of P$95 million of year 2007.

During year 2007, Telecom recorded a net financial loss of approximately P$262 million compared to a net financial loss of approximately P$375 million in year 2006. The difference was mainly due to lower net financial interest of P$113 million in year 2007 compared to year 2006.

Other, Net

Gain (Loss) on Equity Investees

No gain or loss on equity investees was reported during 2008 and  2007. During year 2006, a loss of P$1 million was recorded due to a decline in value of Telecom’s investment in “2003 Telecommunication Fund” (See Note 11.c to the Consolidated Financial Statements).

Other Expenses, Net

Other expenses, net include severance payments and provisions for lawsuits and other contingencies.

For year 2008, other expenses, net increased by P$151 million to P$212 million compared to year 2007. Other expenses, net in year 2008 mainly consist of higher provisions for lawsuits and other contingencies and severance payments and termination benefits, as a result of an increase in the number of employees retired or dismissed, partially offset by a decrease in the average retirement and severance cost per employee. For year 2007, other expenses, net decreased by P$76 million, or 55.5%, to P$61 million compared to year 2006. Other expenses, net in year 2007 mainly consists of gain related to the impact of SC Resolution No. 41/07 of P$69 million and tax benefit on deposits and withdrawals from bank accounts of P$23 million (see Notes 2.g and 2.i to the Consolidated Financial Statements) and higher gain on sale of fixed assets and other assets, partially offset by higher provisions for lawsuits and other contingencies and severance payments and termination benefits.

Income Tax (Expense) Benefit, Net

Income tax (expense) benefit, net includes three effects: (i) the current tax for the year payable according to fiscal legislation applicable to Telecom Argentina and Telecom Argentina USA; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to fiscal vs. accounting criteria; and (iii) the analysis of recoverability of deferred tax assets, particularly, tax loss carryforwards accumulated by Telecom Argentina.

During year 2008, the Voice, Data and Internet reportable segment recorded an income tax expense of P$143 million compared to P$60 million in year 2007. The income tax expense in year 2008 is mainly attributable to the provision for current income tax (amounting to P$238 million) partially offset by income generated by a deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal vs. accounting criteria (amounting to P$93 million), and P$2 million reduction in the allowance for net deferred tax assets.

During year 2007, Telecom recorded an income tax expense of P$60 million in their Voice, Data and Internet reportable segment compared to an income tax benefit of P$33 million in year 2006. The income tax expense in year 2007 is mainly attributable to the reduction of the tax loss carryforwards of Telecom Argentina (which were reduced by P$364 million), which was partially offset by the income generated by the rest of temporary differences (amounting to P$205 million) including, among others, a reduction of the deferred tax liability on fixed assets and its adjustment for inflation, and the higher allowance for doubtful accounts and provisions for lawsuits and other contingencies. As of December 31, 2007, a valuation allowance of P$95 million was recorded in Telecom Argentina, representing a reduction of P$100 million in its valuation allowance compared to year 2006.

During year 2006, Telecom recorded income tax benefit of P$33 million due to a reversal of a portion of the valuation allowance of its deferred income tax asset partially offset by the income tax expense due to taxable net income in 2006.

Net Loss from continuing operations

For year 2008, the Voice, Data and Internet reportable segment recorded a net loss of approximately P$309 million in comparison with a net loss of approximately P$25 million in year 2007. The higher net loss in year 2008 is mainly due to lower operating income, higher other expenses, net and higher income tax expense partially offset by lower financial loss, net as discussed above.

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

Income from Discontinued Operations

In April 2007, Telecom Argentina sold its 99.99% shareholding in Publicom (the directory publishing company) to Yell Publicidad S.A. According to Argentine GAAP, net income from the operations of Publicom and from the sale of Publicom has been accounted for under “discontinued operations,” which was included in a specific caption “Results from discontinued operations” in the consolidated statements of income for the years ended December 2008, 2007 and 2006. The net income from discontinued operations for year 2007 amounted to P$102 million, of which P$101 million corresponded to the sale of Publicom, and P$1 million to Publicom’s net income prior to the date of sale. Comparatively, during the year 2006, the net income from the discontinued operations amounted to P$13 million, related to net income from the operations of Publicom.

Net Income (Loss)

For year 2008, the Voice, Data and Internet reportable segment recorded a net loss of approximately P$309 million. Since there are no results from discontinued operations for year 2008, see “—Net Loss from continuing operations” for an explanation of net losses for 2008.

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

(B.2)  Wireless Reportable Segment

Results of operations from the Wireless reportable segment for years 2008, 2007 and 2006 are comprised as follows:

	Year Ended December 31,			% of Change
	2008	2007	2006	2008-2007	2007-2006
	(P$ millions)			Increase/(Decrease)
Net sales	6,955	5,772	4,319	20.5	33.6
Cost of services, general and administrative and selling expenses	(5,126)	(4,494)	(3,752)	14.1	19.8
Operating income	1,829	1,278	567	43.1	125.4
Financial results, net	(99)	(179)	(109)	(44.7)	64.2
Other, net (1)	(68)	(60)	(63)	13.3	(4.8)
Income tax	(392)	(232)	(11)	69.0	2,009.1
Net income	1,270	807	384	57.4	110.2

(1)          Other, net includes gain on equity investees, other expenses, net and minority interest.

Net Sales

The Telecom Group provides wireless telephone service throughout Argentina and Paraguay through Telecom Personal and Núcleo, respectively, via cellular and PCS networks. Net sales from Argentina and Paraguay were approximately 94.4% and 5.6%, respectively, of total segment net sales in 2008, 92.5% and 7.5%, respectively, in 2007 and 91.8% and 8.2%, respectively, in 2006.

	Year Ended December 31,			% of Change
	2008	2007	2006	2008-2007	2007-2006
	(P$ millions)			Increase/(Decrease)
Argentina
Service revenues (1)	5,853	4,756	3,428	23.1	38.7
Handset sales	712	583	536	22.1	8.8
Total net sales in Argentina	6,565	5,339	3,964	23.0	34.7
Average number of subscribers during the year (thousands)	11,513	9,718	7,046	18.5	37.9
Paraguay
Service revenues	382	426	347	(10.3)	22.8
Handset sales	8	7	8	14.3	(12.5)
Total net sales in Paraguay	390	433	355	(9.9)	22.0

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

	Year Ended December 31,
	2008	2007	2006
	(P$ millions)
Total service revenues in Argentina	5,853	4,756	3,428
Components of service revenues not included in the ARPU calculation:
Outcollect wholesale roaming	(229)	(207)	(150)
Cell sites rental	(8)	(7)	(6)
Activation fees	(35)	(32)	(33)
Intercompany wireless sales	25	13	11
Total service revenues in Argentina included in the ARPU calculation	5,606	4,523	3,250

Net Sales in Argentina

During year 2008, Telecom Personal’s net sales in Argentina increased 23.0% to P$6,565 million from P$5,339 million in year 2007, mainly due to increases in the number of subscribers. ARPU in Argentina during 2008 was approximately P$41 per customer per month and was approximately P$39 per customer per month in 2007 and 2006.

The total number of Telecom Personal’s subscribers in Argentina was approximately 12,564,000 as of December 31, 2008, representing an increase of approximately 1,898,000, or 17.8%, as compared to 2007. This increase was fueled by increased penetration of cellular services in Argentina. As of December 31, 2008, the subscriber base in Argentina amounted to approximately 8,303,000 prepaid subscribers, or 66.1% of the total subscriber base, approximately 1,454,000 post-paid subscribers, or 11.6% of the total subscriber base and approximately 2,807,000 “cuentas claras” plan subscribers, or 22.3% of the total subscriber base. Total wireless traffic increased 16.8% during year 2008 as compared to year 2007.

During year 2007, Telecom Personal’s net sales in Argentina increased 34.7% to P$5,339 million from P$3,964 million in year 2006, mainly due to the increase in the subscribers base.

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

Net Sales in Paraguay

Núcleo, which provides wireless telephone services in Paraguay, generated P$390 million in net sales during year 2008, a 9.9% decrease from the P$433 million in year 2007. The decrease in revenue was mainly due to lower traffic volumes and the effect of the international crisis which affected the exchange rates, especially in the last semester of 2008 (since they are converted from guaraníes to argentine pesos). Núcleo had approximately 1,826,000 subscribers as of December 31, 2008 (1,811,000 are wireless subscribers and 15,000 are Internet subscribers), which represents an increase of approximately 200,000 customers, or 12.3%, as compared to the level at December 31, 2007. As of December 31, 2008, Núcleo had approximately 1,647,000 prepaid subscribers, representing 90.9% of Núcleo’s total wireless subscriber base. The number of GSM subscribers was approximately 1,705,000 customers, or 94.1% of Núcleo’s total wireless subscriber base.

In 2007, Núcleo’s net sales were P$433 million, representing a 22.0% increase from the P$355 million generated in year 2006. The growth in revenue was mainly due to sales of the prepaid services. Núcleo had approximately 1,626,000 subscribers as of December 31, 2007 (1,619,000 were wireless subscribers and 7,000 were Internet subscribers), which represents an increase of approximately 462,000 customers, or 39.7%, as compared to the level at December 31, 2006. As of December 31, 2007 Núcleo had approximately 1,456,000 prepaid subscribers, representing 89.9% of the total wireless subscriber base. The number of GSM subscribers was approximately 1,414,000 customers, or 87.3% of Núcleo’s total wireless subscriber base.

General

During year 2008, total net sales from the Wireless reportable segment, consisting of service revenues and handset sales, increased 20.5% to P$6,955 million from P$5,772 million in year 2007. During year 2007, total net sales increased 33.6% to P$5,772 million from P$4,319 million in year 2006.

Revenues from the Wireless reportable segment for years 2008, 2007 and 2006 are comprised as follows:

	Year Ended December 31,			% of Change
	2008	2007	2006	2008-2007	2007-2006
	(P$ millions)			Increase
Prepaid services	1,176	1,045	742	12.5	40.8
Monthly basic charges and airtime usage charges	1,455	1,244	906	17.0	37.3
Calling Party Pays	582	599	525	(2.8)	14.1
TLRD and Roaming services	1,142	915	650	24.8	40.8
Value added services	1,742	1,269	816	37.3	55.5
Other service sales	138	110	136	25.5	(19.1)
Subtotal Service Revenues	6,235	5,182	3,775	20.3	37.3
Handset sales	720	590	544	22.0	8.5
Total Wireless	6,955	5,772	4,319	20.5	33.6

Service Revenues

Service revenues in the Wireless reportable segment consist of recurring monthly basic charges, airtime usage charges, prepaid services, roaming charges billed to our customers for their use of our and other carriers’ networks, roaming charges billed to other wireless service providers whose customers use our network, TLRD and CPP charges, additional charges for Value Added Services and for other miscellaneous cellular and PCS services.

As a result of the strong growth of the customer base, generally all types of service revenues have grown considerably during the years presented. Revenues from post-paid services (including a monthly basic charges and air time usage charges), prepaid services and Value Added Services grew by 22.9% in year 2008 compared to year 2007 (an increase of 26.0% in Argentina, partially offset by a decrease of 9.8% in Paraguay).

Service revenues were approximately 89.6% of total reportable segment net sales in 2008, 89.8% in 2007 and 87.4% in 2006, respectively.

Prepaid Services

Prepaid services sales increased 12.5% to P$1,176 million in year 2008 from P$1,045 million in year 2007. The variation was primarily due to an increase in the number of subscribers to approximately 9,950,000 as of December 31, 2008, an increase of approximately 1,432,000 customers, or 16.8%, as compared to December 31, 2007.

During year 2007, prepaid service sales increased 40.8% from P$742 million in year 2006, mainly as a result of an increase in the number of subscribers which reached approximately 8,518,000 as of December 31, 2007, an increase of approximately 1,961,000 customers, or 29.9%, as compared to December 31, 2006.

Monthly Basic Charges and Airtime Usage Charges

During year 2008, monthly basic charges and airtime usage charges increased 17.0% to P$1,455 million from P$1,244 million in year 2007. Monthly basic charges and airtime usage charges increased 37.3% in year 2007 from P$906 million in year 2006. The increase in each year was mainly due to an increase in subscriber base and an increase in the volume of total traffic.

Calling Party Pays

Sales for Calling Party Pays service decreased 2.8% to P$582 million in year 2008 from P$599 million in year 2007, and increased 14.1% in year 2007 from P$525 million in year 2006. The major decrease occurred in Paraguay, as a result of lower traffic volumes and the effects of foreign currency translation from guaraníes to Argentine pesos.  This decrease was partially offset by a slight increase in total traffic volume in Argentina.

TLRD and Roaming Services

During year 2008, TLRD and roaming services revenue was P$1,142 million, representing a 24.8% increase from P$915 million in year 2007. The change was due to a strong growth in the total customer base and to an increase in the volume of total traffic. TLRD and roaming services revenue increased 40.8% in year 2007 from P$650 million in year 2006.

Value Added Services

Value added services which include Short Message Service (SMS), Multimedia Messaging System (MMS), General Packet Radio Service (GPRS), among others, increased 37.3% to P$1,742 million in year 2008 from P$1,269 million in year 2007, and increased 55.5% in year 2007 from P$816 million in year 2006. The increase in each year was largely due to Telecom Personal’s efforts to create Value Added Services that featured technological innovation.

Other Service Sales

During year 2008, other service sales, was P$138 million representing an increase of 25.5% from P$110 million in year 2007. During year 2007, other service sales decreased 19.1% from P$136 million in year 2006.

Handset sales

Handset sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues associated with the sale of wireless handsets, and related expenses are recognized when the products are delivered and accepted by the customers, agents and other third party distributors. In an effort to attract new customers and to maintain existing customers (by upgrading their handsets), Telecom Personal, like its competitors, may offer handsets to customers, agents and other third party distributors below cost.

This subsidy decreased along all the years presented. It was approximately P$268 million or 27.1% of total cost of handsets in 2008, P$285 million or 32.6% of total cost of handsets in 2007 and P$429 million or 44.1% of total cost of handsets in 2006, respectively.

During year 2008, handset sales increased to P$720 million from P$590 million in year 2007, while during year 2007, handset sales increased to P$590 million from P$544 million in year 2006. The increase in each year was mainly due to the expansion of the subscriber base. Also, as a consequence of technological advances and the offer of state-of-the-art services, more customers renewed their mobile handsets.

Cost of Services, General and Administrative and Selling Expenses

Total costs of services, general and administrative and selling expenses in the Wireless reportable segment increased 14.1% to P$5,126 million in year 2008 from P$4,494 million in year 2007. During year 2007, these costs increased 19.8% from P$3,752 million in year 2006. In each year, costs for subscriber acquisition, roaming and TLRD, maintenance, materials and supplies, salaries and social security costs and tax expenses were the main items that contributed to year over year increases in Argentina and Paraguay.

Detailed below are the major components of the cost of services, general and administrative and selling expenses for the years ended December 31, 2008, 2007 and 2006 in the Wireless reportable segment:

	Year Ended December 31,			% of Change
	2008	2007	2006	2008-2007	2007-2006
	(P$ millions)			Increase/(Decrease)
Salaries and social security	286	216	166	32.4	30.1
Taxes	602	464	364	29.7	27.5
Maintenance, materials and supplies	168	140	90	20.0	55.6
Bad debt expense	57	59	47	(3.4)	25.5
Fees for services	208	160	152	30.0	5.3
Advertising	251	217	155	15.7	40.0
Cost of wireless handsets	988	875	973	12.9	(10.1)

	Year Ended December 31,			% of Change
	2008	2007	2006	2008-2007	2007-2006
	(P$ millions)			Increase/(Decrease)
Agent’s commissions and distribution of prepaid cards commissions	726	675	527	7.6	28.1
Other commissions	108	84	71	28.6	18.3
TLRD and roaming	941	760	582	23.8	30.6
Other operating expenses	324	256	169	26.6	51.5
Subtotal costs before depreciation of fixed assets and amortization of intangible assets	4,659	3,906	3,296	19.3	18.5
Depreciation of fixed assets and amortization of intangible assets	467	588	456	(20.6)	28.9
Total wireless	5,126	4,494	3,752	14.1	19.8

Argentina
Costs before depreciation of fixed assets and amortization of intangible assets	4,404	3,647	3,091	20.8	18.0
Depreciation of fixed assets and amortization of intangible assets	375	510	383	(26.5)	33.2
Total costs in Argentina	4,779	4,157	3,474	15.0	19.7

Paraguay
Costs before depreciation of fixed assets and amortization of intangible assets	255	259	205	(1.5)	26.3
Depreciation of fixed assets and amortization of intangible assets	92	78	73	17.9	6.8
Total costs in Paraguay	347	337	278	3.0	21.2

(1) Includes maintenance, materials and supplies, bad debt expense, other commissions and other operating expenses.

Salaries and Social Security

During year 2008, salaries and social security charges increased 32.4% to P$286 million from P$216 million in year 2007. During year 2007, salaries and social security charges increased 30.1% from P$166 million in year 2006. The increase in each year was mainly due to the salary increases implemented. Similarly, labor costs increased as a result of the increase in the number of full time employees. The Wireless reportable segment had 4,109 employees as of December 31, 2008, 3,919 as of December 31, 2007, and 3,636 as of December 31, 2006, respectively.

Salaries and social security were approximately 4.1% of total segment net sales in 2008, 3.7% of total segment net sales in 2007 and 3.8% of total segment net sales in 2006, respectively.

Taxes

During year 2008, taxes increased 29.7% to P$602 million from P$464 million in year 2007. During year 2007, taxes increased 27.5% from P$364 million in year 2006. The increase in each year was attributable to the increase in total segment net sales.

Tax-related expenses were approximately 8.7% of total segment net sales for 2008, 8.0% for 2007 and 8.4% for 2006, respectively.

Maintenance, Materials and Supplies

During year 2008, maintenance, materials and supplies expenses increased 20.0% to P$168 million from P$140 million in year 2007. During year 2007, such costs increased 55.6% to P$140 million from P$90 million in year 2006. The increase in each year was mainly due to an increase in maintenance tasks of radio base systems related to the development of the GSM network and during the last year, the costs of the maintenance of BlackBerry’s equipments increased as compare to year 2007. The increase was also due to higher price of certain supplies generated by the effects of inflation.

Costs related to maintenance, materials and supplies were approximately 2.4% of total segment net sales for 2008, 2.4% for 2007 and 2.1% for 2006, respectively.

Fees for Services

During year 2008, fees for various services such as legal, security and auditing fees and other services were P$208 million, representing an increase of 30.0% from P$160 million in year 2007. During year 2007, fees for services increased 5.3% from P$152 million in year 2006. The increase in year 2008 was a result of an increase in the rates for the principal services received for the effects of inflation and higher service costs related to call centers and the software and hardware fees.

Fees for services were approximately 3.0% of total segment net sales for 2008, 2.8% for 2007 and 3.5% for 2006, respectively.

Advertising

During year 2008, advertising expenses including media, promotional and institutional campaigns, increased by P$251 million representing an increase of 15.7% from P$217 million in year 2007. This variation was mainly due to higher media advertising expenses as a result of efforts to retain and expand the wireless customer base. During year 2007, advertising expenses increased 40.0% from P$155 million in year 2006. The increase was a result of Telecom Personal’s efforts to expand its customer base.

Advertising expenses accounted for approximately 3.6% of total segment net sales for 2008, 3.8% for 2007 and 3.6% for 2006, respectively.

Cost of Wireless Handsets

During year 2008, the cost of handsets sold increased to P$988 million from P$875 million in year 2007. The increase was mainly due to an expansion of the subscriber base and increased customer upgrade of mobile phone sets as a result of technological advances and new service offerings. That effect was partially offset by lower subsidies offered to agents and other third party distributors. During year 2007, the cost of handset sales decreased 10.1% from P$973 million in year 2006. The decrease was mainly due to lower subsidies offered to customers, agents and other third party distributors.

Costs of handsets sold accounted for approximately 14.2% of total segment net sales for 2008, 15.2% for 2007 and 22.5% for 2006, respectively.

Agent’s Commissions and Commissions for the Distribution of Prepaid Cards

During year 2008, agent’s commissions and commissions for the distribution of prepaid cards increased to P$726 million from P$675 million in year 2007, representing an increase of 7.6%. During year 2007, agent’s commissions and commissions for the distribution of prepaid cards increased 28.1% from P$527 million in year 2006. The increase in agent’s commissions and commissions for the distribution of prepaid cards in each year was mainly due to Telecom Personal’s efforts to expand its high-value subscriber base and to the increase in the prepaid subscriber base, respectively.

Agent’s commissions and commissions for the distribution of prepaid cards accounted for approximately 10.4% of total segment net sales for 2008, 11.7% for 2007 and 12.2% for 2006, respectively.

Other Commissions

During year 2008, other commissions, such as the commission paid for the invoice and collection process, increased 28.6% to P$108 million from P$84 million in year 2007. During year 2007, other commissions increased 18.3% from P$71 million in year 2006. The increases were mainly due to the increase in the subscriber base.

Other commissions accounted for approximately 1.6% of total segment net sales for 2008, 1.5% for 2007 and 1.6% for 2006, respectively.

TLRD and roaming

During year 2008, costs of TLRD and roaming increased 23.8% to P$941 million from P$760 million in year 2007. During year 2007, costs of TLRD and roaming increased 30.6% from P$582 million in year 2006. The increases were due to an increase in wireless traffic among wireless operators as a consequence of a strong growth in the total customer base and to an increase in the volume of total traffic.

Costs of TLRD and roaming accounted for approximately 13.5% of total segment net sales for 2008, 13.2% for 2007 and 13.5% for 2006, respectively.

Other Operating Expenses

Other operating expenses increased 26.6% to approximately P$324 million in year 2008 from P$256 million in year 2007. During year 2007, other operating expenses increased 51.5% from P$169 million in year 2006. The increases were mainly due to increased costs related to growth in the following categories of expenses and due to higher costs because of the effects of inflation:

•                  Value Added Services provided by third parties to Telecom Personal’s clients increased 56.9% to approximately P$91 million in year 2008 from P$58 million in year 2007. During year 2007, costs of Value Added Services increased 56.8% from P$37 million;

•                  Use of public network increased 22.6% to approximately P$38 million in year 2008 from P$31 million in year 2007. During year 2007, use of public network increased 63.2% from P$19 million in year 2006. The increases were mainly due to an increase in total volume of traffic;

•                  Transportation and freight, including the distribution of wireless handsets and prepaid cards, increased 15.6% to approximately P$74 million in year 2008 from P$64 million in year 2007. During year 2007, such costs increased 93.9% from P$33 million in year 2006. The increases were mainly due to the higher costs related to the distribution of inventories and to the increase in traveling expenses;

•                  Cell sites rental in Argentina increased 28.6% to approximately P$36 million in year 2008 from P$28 million in year 2007. During year 2007, cell sites rental increased 21.7% from P$23 million in year 2006. The increases were mainly due to the deployment of the GSM network; and

•                  Rental expense in Argentina increased 40.0% to approximately P$35 million in year 2008 from P$25 million in year 2007. During year 2007, rental expense increased 56.3% from P$16 million in year 2006. The increases were mainly due to new commercial offices opened in order to improve customer care and expand the customer base.

Other operating expenses accounted for approximately 4.7% of total segment net sales for 2008, 4.4% for 2007 and 3.9% for 2006, respectively.

Depreciation of Fixed Assets and Amortization of Intangible Assets

During year 2008 depreciation of fixed assets and amortization of intangible assets decreased 20.6% to P$467 million from P$588 million in year 2007. The decrease was mainly as a consequence of the end of amortization period for certain assets (among others, TDMA network equipment as a result of the migration to GSM technology). Additionally, during 2007, Telecom Personal changed the useful life of certain fixed assets resulting in a P$5 million decrease in depreciation expense as compared to year 2006.

Depreciation of fixed assets and amortization of intangible assets expenses accounted for approximately 6.7% of total segment net sales in 2008, 10.2% in 2007 and 10.6% in 2006, respectively.

Operating Income

In year 2008, the operating income from the Wireless reportable segment was P$1,829 million, representing an increase of 43.1% from P$1,278 million in year 2007. The increase was mainly due to growth in service revenues partially offset by increases in costs, such as salaries and social security, taxes, advertising, maintenance, materials and supplies costs, fees for services, costs for subscriber acquisition, other operating expenses, and increases in the cost of providing roaming and TLRD services.

The following table shows the operating income from the Wireless reportable segment in years 2008 and 2007, the percentage of net sales in each year and changes between years and by geographic area.

	Year Ended December 31,				Change by geographic area
	2008	2007	Total Change		Argentina	Paraguay
	(P$ millions / %)%			(P$ millions)
Operating income before SAC and depreciation of fixed assets and amortization of intangible assets (non-GAAP)(1)	3,308	2,825	17.1	483	533	(50)
As % of net sales	47.6%	48.9%		(1.3)%
SAC (non-GAAP)(2)	(1,012)	(959)	5.5	(53)	(64)	11
As % of net sales	(14.6)%	(16.6)%		2.0%
Operating income before depreciation of fixed assets and amortization of intangible assets	2,296	1,866	23.0	430	469	(39)
As % of net sales	33.0%	32.3%		0.7%
Depreciation of fixed assets and amortization of intangible assets	(467)	(588)	(20.6)	121	135	(14)
As % of net sales	(6.7)%	(10.2)%		3.5%
Operating income	1,829	1,278	43.1	551	604	(53)
As % of net sales	26.3%	22.1%		4.2%

(1)          Operating income before SAC and depreciation of fixed assets and amortization of intangible assets is not a measure calculated in accordance with Argentine GAAP or US GAAP and, therefore, should not be considered as an alternative to operating income or any other measure of performance under Argentine GAAP or US GAAP. This measure may not be calculated in the same manner as similarly titled measures used by other companies. In addition to the GAAP measure operating income, management uses this non-GAAP measure to assess operating results. Operating income before SAC and depreciation and amortization provides information about the operational performance excluding the effect of significant “one time” commercial costs (Subscriber Acquisition Costs, or “SAC”) and the effect of non-cash depreciation and amortization charges (i.e. amortization and depreciation of fixed and intangible assets). Management believes that this measure is especially relevant in assessing segment performance during periods of significant subscriber growth as is currently the case in Argentina, and as such provides investors with meaningful information concerning development of the wireless business. See Note 13 to our Consolidated Financial Statements for more information regarding segment performance. This measure is reconciled to the GAAP measure operating income by adding back depreciation and amortization charges and wireless SAC charges, each as shown in the table above.

(2)          The components of wireless SAC that arise from the accounting records are as follows:

	Year Ended December 31,				Change by geographic area
	2008	2007	Total Change		Argentina	Paraguay
	(P$ millions)%			(P$ millions)
Handset net sales	720	590	22.0	130	129	1
Cost of handsets	(988)	(875)	12.9	(113)	(111)	(2)
Gross loss on handset sales	(268)	(285)	(6.0)	17	18	(1)
Advertising	(251)	(217)	15.7	(34)	(29)	(5)
Agent’s commissions	(493)	(457)	7.9	(36)	(53)	17
Total SAC	(1,012)	(959)	5.5	(53)	(64)	11

In year 2008, the operating income before SAC and depreciation of fixed assets and amortization of intangible assets from the Wireless reportable segment was P$3,308 million representing an increase of 17.1% from P$2,825 million in year 2007. It represents 47.6% of total segment net sales in year 2008, and 48.9% of total segment net sales in year 2007. The increase was mainly due to a 20.3% increase in service revenues, partially offset by a higher level of operating costs, including a 32.4% increase in salaries and social security costs, a 20.0% increase in maintenance, materials and supplies, a 29.7% increase in taxes, a 23.8% increase in cost of TLRD and roaming, a 30.0% increase in fees for services and a 26.6% increase in other operating expenses.

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

The following table shows operating income from the Wireless reportable segment in years 2007 and 2006, the percentage of net sales in each year and changes between years and by geographic area.

	Year Ended December 31,				Change by geographic area
	2007	2006	Total Change		Argentina	Paraguay
	(P$ millions / %)%			(P$ millions)
Operating income before SAC and depreciation of fixed assets and amortization of intangible assets (non-GAAP) (1)	2,825	1,959	44.2	866	828	38
As % of net sales	48.9%	45.4%		3.5%
SAC (non-GAAP) (2)	(959)	(936)	2.5	(23)	(9)	(14)
As % of net sales	(16.6)%	(21.7)%		5.1%
Operating income before depreciation of fixed assets and amortization of intangible assets	1,866	1,023	82.4	843	819	24
As % of net sales	32.3%	23.7%		8.6%
Depreciation of fixed assets and amortization of intangible assets	(588)	(456)	28.9	(132)	(127)	(5)
As % of net sales	(10.2)%	(10.6)%		0.4%
Operating income	1,278	567	125.4	711	692	19
As % of net sales	22.1%	13.1%		9.0%

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

In year 2007, operating income before SAC and depreciation of fixed assets and amortization of intangible assets from the Wireless reportable segment was P$2,825 million representing an increase of 44.2% from P$1,959 million in year 2006. It represents 48.9% and 45.4% of total segment net sales in year 2007 and 2006, respectively. The increase was mainly due to a 37.3% increase in service revenues, partially offset by a higher level of operating costs including a 40.0% increase in advertising, a 55.6% increase in maintenance, materials and supplies, a 30.1% increase in salaries and social security costs, a 27.5% increase in taxes and a 30.6% increase in cost of TLRD and roaming.

Financial Results, Net

During year 2008, the Wireless reportable segment recorded a net financial loss of P$99 million compared to a net financial loss of P$179 million in year 2007. The decrease in net financial loss can be mainly attributed to P$61 million in lower holding losses on inventories and a P$30 million reduction in interest expenses, partially offset by a P$20 million higher losses in net currency exchange differences.

During year 2007, the Wireless reportable segment recorded a net financial loss of P$179 million compared to a net financial loss of P$109 million in year 2006.  The difference can be mainly attributed to P$54 million in higher holding losses on inventories, P$39 million in net currency exchange differences, partially offset by P$16 million related to interest expense, among other reductions in expenses.

Other, Net

Other, net includes gain on equity investees, minority interest and other expenses, net.

Other Expenses, Net

Other expenses, net include severance payments for termination benefits, provisions for lawsuits and other contingencies and income from sales of fixed assets. During year 2008, other expenses, net increased by 51.4% to P$56 million from P$37 million in year 2007. The increase was mainly due to higher provisions for lawsuits and other contingencies in the amount of P$17 million and increases in the allowance for obsolescence of materials, and other assets totaling P$7 million.

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

Income Tax

Income tax includes three elements: (i) the current tax for the year payable according to fiscal legislation applicable to Telecom Personal and Núcleo; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to fiscal vs. accounting criteria; and (iii) the analysis of recoverability of deferred tax assets.

In 2007, Telecom Personal generated enough profit to offset the entire tax loss carryforwards accumulated at the beginning of the year, resulting in a tax liability which was offset against a tax credit for minimum presumed income and other withholdings. In fiscal year 2008, tax profits generated gave rise to tax liabilities. This tax liability will be offset against a tax credit for minimum presumed income and other withholdings. In the years under review,

Núcleo reported a tax profit and the charge was increased by the overcharge originated from the payment of dividends to shareholders. The total current tax expense in the Wireless reportable segment amounted to P$397 million in 2008 compared to P$133 million in 2007.

As regards the deferred tax, in 2008 a benefit was generated as a result of the reduction of the deferred tax liability on fixed assets and its adjustment for inflation, and the higher credit on the deduction of bad debts and lawsuits and other contingencies. The total deferred tax benefit in the Wireless reportable segment was P$5 million compared to P$88 million expense in 2007.

Additionally, Telecom Personal established a P$11 million valuation allowance during 2007 for certain deferred tax assets.

During year 2007, the Wireless reportable segment recorded income tax expense of P$133 million and a deferred income tax expense of P$88 million. During year 2006, the Wireless reportable segment recorded income tax expense of P$8 million and a deferred income tax of P$3 million.

Net Income

During year 2008, the Wireless reportable segment reported net income of P$1,270 million as compared to P$807 million during year 2007. During year 2007, net income increased to P$807 million from P$384 million in year 2006. The increase in net income in each year was mainly due to higher operating income in the year offset by higher financial loss and income tax expense, as explained above.

Foreign Currency Fluctuations

Exchange Rate Exposure

We estimate, based on the composition of our balance sheet as of December 31, 2008, that each P$0.10 variation in the exchange rate against the U.S. dollar and proportional variations for the euro, yen and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately P$48 million of our consolidated financial indebtedness and approximately P$24 million of our consolidated financial investment. These analyses are based on the assumption that this fluctuation of the Argentine peso occurred at the same time against all other currencies. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

US GAAP Reconciliation

The accounting principles applied in Argentina vary in certain significant respects from accounting principles applied in the United States.  Application of US GAAP would have affected the determination of amounts shown as net income for the years ended December 31, 2008, 2007 and 2006 and the amount of total shareholders’ equity as of December 31, 2008, 2007 and 2006.  For more details see Note 15 to the Consolidated Financial Statements.

As of and for the year ended December 31, 2008, the principal differences between Argentine GAAP and US GAAP are the following:

•                  the accounting for the redeemable Preferred A shares of Nortel;

•                  the accounting for capitalization of foreign currency exchange differences;

•                  fair value option for Notes of Telecom Argentina;

•                  other adjustments such as inventories, present-value accounting and fixed assets held for sale; and

•                  the tax effects on US GAAP adjustments described above.

In addition, certain other disclosures required under US GAAP have been included in the US GAAP reconciliation.  See Note 15 to our Consolidated Financial Statements.

Net income under Argentine GAAP for the years ended December 31, 2008 and 2007 was P$519 million and P$478 million, respectively, as compared to a net income of P$484 million and P$515 million, respectively, under US GAAP.  Shareholders’ equity under Argentine GAAP as of December 31, 2008 was P$2,189 million, as compared to a shareholders’ equity of P$1,212 million under US GAAP.

Additionally, net income under Argentine GAAP for the years ended December 31, 2007 and 2006 was P$478 million and P$129 million, respectively, as compared to a net income of P$515 million and P$202 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2007 was P$1,655 million as compared to a shareholder’s equity of P$463 million under US GAAP.

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

In December 2007, the FASB issued SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51” (“SFAS No.160”). This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No.160 requires: a) noncontrolling interest to be presented in the consolidated statement of financial position within equity; and b) consolidated net income attributable to the noncontrolling interest to be presented on the face of the consolidated statement of income. In addition, the Statement requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent company’s shareholders and the interests of the noncontrolling shareholders of a subsidiary. SFAS No.160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. As a result of the adoption of SFAS No.160, since January 1, 2009, a reconciling item for noncontrolling interest is included in total equity and net income under US GAAP.

In April 2009, the FASB issued FASB Staff Position (FSP) SFAS No.157-4, “Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly.” This FSP provides additional guidance for estimating fair value in accordance with SFAS No.157, when the volume and level of activity for assets or liabilities have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP SFAS No. 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The Company is currently analyzing the impact that the adoption of FSP SFAS No.157-4 will have on the Company’s financial position and results of operations.

In April 2009, the FASB issued FSP SFAS No.115-2 and No.124-2, “Recognition and presentation of other-than-temporary impairments” (“FSP SFAS No.115-2 and No.124-2”). This FSP amends the other-than-temporary impairment guidance in US GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities in the financial statements. FSP SFAS No. 115-2 and No. 124-2 is effective for interim and annual reporting periods ending after June 15, 2009. The Company is currently analyzing the impact that the adoption of FSP SFAS No.115-2 and No.124-2 will have on the Company’s financial position and results of operations.

In April 2009, the FASB issued FSP SFAS No.107-1 and APB No.28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP SFAS No.107-1 and APB No.28-1”). This FSP amends SFAS No.107 “Disclosures about fair value of financial instruments,” requiring disclosures about fair value of financial instruments for interim reporting periods of public companies as well as in annual financial statements. The FSP also amends APB Opinion No.28 “Interim Financial Reporting,” requiring those disclosures in summarized financial information at interim reporting periods. FSP SFAS No.107-1 and APB No.28-1 is effective for interim reporting periods ending after June 15, 2009. The Company is currently analyzing the impact that the adoption of SFAS No.107-1 and APB No.28-1 will have on the Company’s financial position and results of operations.

In May 2009, the FASB issued SFAS No.165 “Subsequent Events” (“SFAS No.165”). The objective of the SFAS No. 165 is to establish principles and requirements for subsequent events. This statement shall be applied to the accounting for and disclosure of subsequent events not addressed in other applicable generally accepted accounting principles under US GAAP. SFAS No.165 is effective for interim or annual financial periods ending after June 15, 2009. The Company is currently analyzing the impact that the adoption of SFAS No.165 will have on the Company’s financial position, results of operations or disclosure.

In June 2009, the FASB issued SFAS No.166 “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No.140” (“SFAS No.166”). The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. SFAS No.166 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company is currently analyzing the impact that the adoption of SFAS No.166 will have on the Company’s financial position and results of operations.

In June 2009, the FASB issued SFAS No.167 “Amendments to FASB Interpretation No. 46(R)” (“SFAS No.167”). The objective of this Statement is to amend certain requirements of FASB Interpretation No. 46, to improve financial reporting by enterprises involved with variable interest entities, and to provide more relevant and reliable information to users of financial statements. SFAS No.167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company is currently analyzing the impact that the adoption of SFAS No.167 will have on the Company’s financial position and results of operations.

Liquidity and Capital Resources

Sources and Uses of Funds

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom Argentina on the Class A and Class B Shares owned by Nortel and Nortel has used such cash dividends to satisfy Nortel’s payment obligations for the next calendar year.  No dividends were declared by Telecom Argentina, and consequently Nortel, during years 2001 to 2008. Telecom Argentina has stated that it does not intend to pay dividends for fiscal year 2008. In addition to not being able to make dividend payments, Nortel was also unable to pay the required amortization on its Series A Preferred Shares. Accordingly, the amount of the amortization and dividends on the Series A Preferred Shares will continue to accrue until Nortel has the cash required to make the payment. As of December 31, 2008, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was approximately P$1,038.9 million including the effects of CER.

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

Historically, Telecom’s sources of liquidity have been cash flow from operations and short and long-term borrowings. However, Telecom’s limited financing alternatives were curtailed after December 2001 when the Argentine Government defaulted on most of its financial obligations. In addition to Argentina’s debt crisis, beginning in late 2001, Telecom’s ability to access the capital and bank loan markets was effectively eliminated as a result of the economic recession and political instability in Argentina and the Argentine Government’s imposition of transfer restrictions on payments of foreign financial obligations.

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

As discussed below under “—Telecom’s Debt Obligations and Debt Service Requirements,” Telecom Argentina completed its debt restructuring on August 31, 2005, and its subsidiaries, Telecom Personal and Núcleo completed debt restructurings in November 2004. Subsequently, Telecom Personal and Núcleo refinanced their financial indebtedness in December 2005 and March 2006, respectively, in order to secure more favorable terms.  Since completing its debt restructuring, Telecom has significantly reduced its consolidated financial indebtedness by applying cash generated from operations to make mandatory and voluntary principal prepayments on its outstanding indebtedness.

The terms of the notes issued by Telecom Argentina pursuant to its APE and the terms of Telecom Personal’s outstanding indebtedness contain restrictive covenants that, among other things, limit the ability of Telecom Argentina and its subsidiaries to incur additional indebtedness.  Additionally, the terms of the notes issued by Telecom Argentina pursuant to the APE include restrictions on Telecom Argentina’s ability to make loans to or investments in Telecom Personal. Each of Telecom Argentina, Telecom Personal and Núcleo expects to satisfy its debt service commitments and other liquidity needs using cash flow from its stand-alone operations. A substantial portion of Telecom Argentina’s obligations has been prepaid.

Telecom Argentina expects that the principal source of its liquidity in the near term will be cash flows from its operations (excluding the operations of Telecom Personal and its subsidiaries) and the dividends that Telecom Personal could pay in such term. For information on the dividend paid by Telecom Personal during 2009, see “Item 4—Information on the Company—Introduction—Recent Developments.”  Telecom Argentina’s principal uses of operating cash flows are expected to be debt service requirements on the notes, including scheduled debt service and prepayments and capital expenditures, to the extent permitted by the terms of the notes. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk” in the Telecom Form 20-F for more detailed information on expected prepayments.

Telecom Argentina expects that the principal source of Telecom Personal’s liquidity in the near term will be cash flows from Telecom Personal’s operations and the dividends that Núcleo could pay in such term. For information on the dividend paid by Núcleo in April 2009, see “Item 4—Information on the Company—Recent Developments.”  Telecom Personal’s principal uses of operating cash flows are expected to be debt service requirements, capital expenditures and dividend payments to Telecom Argentina.

As of December 31, 2008, Telecom had approximately P$902 million in cash and cash equivalents. As of December 31, 2007 and 2006, cash and cash equivalents amounted to P$458 million and P$661 million, respectively.

During year 2008, Telecom’s consolidated net cash flow from operating activities was approximately P$3,319 million, its consolidated net cash flow used for investing activities was approximately P$1,317 million and its consolidated net cash flow used in financial activities was approximately P$1,558 million. During year 2007, Telecom’s consolidated net cash flow from operating activities was approximately P$2,946 million, its consolidated net cash flow used in investing activities was approximately P$1,573 million and its consolidated cash flow used in financial activities was approximately P$1,576 million. During year 2006, Telecom’s consolidated net cash flow from operating activities was approximately P$2,360 million, its consolidated net cash flow used in investing activities was approximately P$804 million and its consolidated cash flow used in financial activities was approximately P$1,495 million.

Voice, Data and Internet reportable segment. As of December 31, 2008, the Voice, Data and Internet reportable segment had approximately P$45 million in cash and cash equivalents.

During year 2008, the Voice, Data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,781 million, its net cash flow used in investing activities was approximately P$577 million and P$1,306 million net cash flow was used in financial activities. During year 2007, the Voice, Data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,738 million, its net cash flow used in investing activities was approximately P$929 million and P$1,071 million of net cash flow was used in financial activities. During year 2006, the Voice, Data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,606 million, its net cash flow used in investing activities was approximately P$373 million and P$1,267 million of net cash flow was used in financial activities.

The operating activities of the Voice, Data and Internet reportable segment generated approximately P$43 million more in net cash flow for 2008 compared to 2007 mainly due to higher collection of receivables resulting from increased net sales. Net cash flow used in investing activities decreased from P$929 million in 2007 to P$577 million in 2008 primarily due to a reduction in investments not considered as cash and cash equivalents partially offset by an increase in acquisitions of fixed assets and intangible assets and the acquisition of Cubecorp. During 2008, net cash flow used in financing activities increased by P$235 million as compared to 2007 due to the higher payment of debt partially offset by lower payment of interest expenses.

Wireless reportable segment. As of December 31, 2008, the Wireless reportable segment had approximately P$857 million in cash and cash equivalents.

During year 2008, the Wireless reportable segment’s net cash flow from operating activities was approximately P$1,538 million, net cash flow used in investing activities was approximately P$740 million and net cash flow used in financing activities was P$252 million. During year 2007, the Wireless reportable segment’s net cash flow from operating activities was approximately P$1,208 million, net cash flow used in investing activities was approximately P$644 million and net cash flow used in financing was P$505 million. During year 2006, the Wireless reportable segment’s net cash flow from operating activities was approximately P$754 million, its net cash flow used in investing activities was approximately P$431 million and its net cash flow used in financing activities was approximately P$228 million.

During year 2008, net cash inflow from operating activities increased by P$330 million from year 2007. The increase was mainly due to the higher cash collections of receivables resulting from increased net sales. Net cash flow used in investing activities increased by P$96 million from year 2007. The increase was mainly due to higher payments for the acquisition of fixed assets and intangible assets in 2008 compared to 2007. During 2008, net cash flow used in financing activities decreased by P$253 million as compared to 2007 due to Telecom Personal’s lower debt payment.

Telecom’s Debt Obligations and Debt Service Requirements

Telecom Argentina

Series A and B Notes Issued Pursuant to the APE. In 2005, Telecom Argentina completed the restructuring of its outstanding financial indebtedness on a stand-alone basis by issuing debt with new payment terms and by paying cash consideration and making cash interest payments. In connection with its restructuring, Telecom Argentina issued Series A notes denominated in pesos, dollars, euro and yen having an original aggregate principal amount equivalent to P$2,576 million (US$885 million), and issued US$999 million of Series B Notes.

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

After giving effect to the prepayments of principal as of the date of this Annual Report, Telecom Argentina has cancelled all scheduled amortizations of the Series A notes payable through October 2011 and 48.75% of the scheduled principal amortization payments of the Series A notes due in April 2012, and has prepaid all of the Series B notes.  As of the date of this Annual Report, 37.679% of the original principal amount of Series A notes remain outstanding.

As of December 31, 2008, Telecom Argentina had approximately P$1,272 million (equivalent to US$368 million) of indebtedness on a stand-alone basis (excluding effect on discounting of debt).

Mandatory and Optional Prepayments on the Notes. The notes may be prepaid by Telecom Argentina at any time by means of Note Payments (which are applied to prepay remaining installments of the notes in direct order of maturity); Optional Redemptions (which are applied pro rata) or market purchases (only below par value).  Telecom Argentina provides no assurance regarding the amount, timing or mechanism for any prepayment or redemption of the notes.

The notes include a mandatory prepayment provision pursuant to which if Telecom Argentina generates “excess cash” (as defined in the notes), then Telecom Argentina will be required to use such excess cash for specified purposes, including certain mandatory prepayments of the notes. Excess cash shall be measured semi-annually based on the Consolidated Financial Statements of the Company (excluding Telecom Personal and its subsidiaries) as of June 30 and December 31 of each year, and any excess cash must be applied no later than the due date of the scheduled amortizations payments immediately subsequent to each June 30 or December 31, respectively.

In 2008, Telecom Argentina made mandatory and voluntary principal prepayments amounting to P$822 million and P$253 million on April 15, 2008 and October 15, 2008, respectively. Such payments were applied as Note payments which prepaid the scheduled principal amortization payments on the notes through October 2011.

The excess cash determined for the period ended as of December 31, 2008 was equal to P$109 million, which was paid on April 15, 2009. Such payment was applied as note payment which prepaid the 48.75% of the principal amortization scheduled to be paid on April 15, 2012. Consequently, the percentage of the original principal amount of the notes remaining outstanding as of the date of this Annual Report is 37.679% for the Series A notes while Series B notes have been completely cancelled.

In addition, in 2008 and in April 2009, Telecom Argentina purchased 79 million euro and 18.5 million euro of aggregate principal amount of Series A notes in market purchase transactions, respectively.  These were subsequently cancelled according to the terms and conditions of the respective Indenture.

Certain Covenants under the Notes. The Indenture governing the notes contains certain covenants relating to, among other things, limitations on the ability of Telecom Argentina and, in certain cases, its restricted subsidiaries (including Telecom Personal), to:

•                  create or permit liens on property or assets unless the notes are equally and ratably secured;

•                  incur indebtedness, except for certain permitted indebtedness (see “—Liquidity” below for more detail);

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

Exemption from Withholding Tax

Under Argentine law, noteholders are entitled to the benefits of the exemption from withholding tax on interest payments provided they comply with the requirements established by the Argentine Negotiable Obligations Law. In addition, the terms and conditions of Telecom Argentina’s listed notes call for payments to be made without withholding or tax reductions or any other current or future government charge. Although Telecom Argentina has fully complied with the applicable regulation, we cannot assure you that notes will be entitled in the future to the benefits of the exemption from withholding tax provided in the Argentine Negotiable Obligations Law. In the event our notes do not qualify for the exemption, we could be obliged to pay Argentine taxes on the listed notes and such obligation, if imposed, would generate additional unanticipated payments which could adversely affect our ability to satisfy our obligations under the notes and/or invest in our business.

Swaps

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, Telecom entered into two foreign exchange currency swap contracts to hedge its exposure to the euro and Japanese yen-denominated Series A notes fluctuating with respect to the U.S. dollar. The hedge contracts did not include any requirement to post collateral. These swap agreements expired in October 2008, generating a net inflow of funds of approximately P$170 million during year 2008.  See Note 4.t to our Consolidated Financial Statements for a more detailed discussion of our swap agreements. Considering that Telecom’s cash flow generation is in Argentine pesos and the terms of the swap did not perfectly match the terms of the Euro and Japanese yen-denominated obligations, these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Gain (loss) on derivatives.”

Non-Deliverable Forward (“NDF”) Contracts to Purchase US Dollars at Fixed Rates

During the last quarter of 2008, Telecom Argentina entered into several contracts to purchase a total amount of US$ 108.5 million for a fixed forward average price of 3.49 P$/US$ maturing April 2009 in order to hedge its exposure to foreign currency fluctuations with respect to its Notes denominated in foreign currencies.

In January 2009, Telecom Argentina entered into two derivative contracts (a Euro “Zero Cost Collar” and a Yen NDF, both maturing in April 2009) to supplement the contracts mentioned above and to hedge its exposure to foreign currency fluctuations with respect to the Euro and Japanese Yen-denominated Notes. The terms of the contracts are related to: i) the purchase of a “Call Option” for an amount of €80.3 million and the sell of a “Put Option” for an equal amount, with a strike price of 1.36 US$/€ and 1.2795 US$/€, respectively; and ii) the purchase of a total amount of Japanese Yen 5,120 million for a fixed forward price of 88.88 Yen/US$. These contracts have expired without the abovementioned options being exercised.

During 2009, Telecom Argentina and Telecom Personal entered into several NDF contracts under Argentine legislation to purchase US Dollars at fixed rate in order to hedge its exposure to foreign currency fluctuations with respect to its Notes denominated in foreign currency.  These contracts mature in October 2009 and December 2009, respectively.

Considering that Telecom Argentina and Telecom Personal generate cash flows primarily in Argentine pesos and the terms of the NDF do not perfectly match the terms of the foreign currency denominated obligations (due to the existence of the prepaid terms in the case of Telecom Argentina), these hedges were regarded as ineffective.

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

During 2008 Telecom Personal paid the last two installments of its Series 2 notes. As of December 31, 2008, Telecom Personal’s stand-alone financial indebtedness comprised approximately US$200 million aggregate principal amount of Series 3 Medium Term Notes due in 2010.   The Series 3 notes are issued in dollars, bear interest at 9.25% and pay interest semi-annually. In 2008 and in the first quarter of 2009, Telecom Personal purchased, respectively, US$40 million and US$9 million aggregate principal amount of Series 3 notes in market purchase transactions, which were subsequently cancelled according to the terms and conditions of the respective Indenture.

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

Núcleo. As of December 31, 2008, Núcleo’s outstanding debt amounted to US$26 million. Additional information is given in Note 8.3.b to our Consolidated Financial Statements.

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

The notes issued pursuant to the APE limit Telecom Argentina’s ability and the ability of Telecom Argentina’s restricted subsidiaries (including Telecom Personal) to incur indebtedness, except for certain permitted indebtedness, unless the ratio of Telecom Argentina’s outstanding indebtedness to EBITDA (as defined in the Indenture governing the notes), or “leverage ratio,” is 2.75 to 1 (or upon the occurrence of certain events, 2.25 to 1) or less. As of the date of this Annual Report, Telecom Argentina satisfies this ratio.

Telecom Personal’s notes limit its ability to incur indebtedness, except for certain permitted indebtedness, unless it meets a ratio of outstanding indebtedness to consolidated EBITDA (as defined in the notes), or “indebtedness ratio” of 3.25 to 1 or less, if such indebtedness is incurred prior to December 31, 2006 or 3.00 to 1 or less, if such indebtedness is incurred thereafter. As of December 31, 2008, Telecom Personal was qualified to incur additional indebtedness under these ratios.

In addition, the terms and conditions of Nortel’s Series A and Series B Preferred Shares contain covenants which require Nortel to restrict Telecom Argentina’s ability to borrow if the ratio of Telecom Argentina’s total liabilities (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) to shareholders’ equity is 1.75 or higher. If Nortel does not satisfy these covenants, Nortel’s Series A and Series B Preferred Shares will acquire certain voting rights which will enable Nortel’s preferred shareholders to elect one director and one alternate director of Nortel. Telecom Argentina’s ratio of total liabilities to shareholder’s equity had exceeded this amount since March 2002, giving Nortel preferred shareholders such voting rights. After the approval of Telecom Argentina’s unconsolidated financial statements as of December 31, 2006, such ratio has no longer exceeded 1.75:1 and as a result, Series B Preferred Shareholders have not had voting rights in fiscal years 2007, 2008 and will not have directors voting rights in fiscal year 2009.

Telecom expects that its cash flow from its operations will be sufficient to enable Telecom Argentina and its subsidiaries to satisfy their respective debt service commitments and other cash requirements in the near to medium term. As of the date of this Annual Report, Telecom Argentina has prepaid all scheduled amortizations of the Series A notes payable through October 2011 and 48.75% of the scheduled principal amortization payments due in April 2012 and all the scheduled amortizations of the Series B notes. Accordingly, its debt service obligations in the near to medium term relate principally to interest payment obligations.

Telecom also expects that Telecom Personal’s cash flow from operations will be sufficient to enable Telecom Personal to satisfy its ongoing debt service commitments and other cash requirements in the near to medium term.  However, Telecom Personal may use short-term funding to cover occasional negative operational cash flows.

Telecom’s ability to generate sufficient cash from its operations to satisfy its debt service obligations and capital expenditure needs may be affected by macroeconomic factors influencing its business, including, without limitation: the exchange rate of Argentine pesos to U.S. dollars; rates of inflation; the achievement of ultimate tariff adjustments for basic charges, measured service charges and other rates for its services relative to inflation and growth in Argentine real gross domestic product. These factors are not within Telecom’s control. The statements expressed in the preceding paragraphs constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, including those describe in this Annual Report in “Item 3—Key Information—Risk Factors.” Actual results may differ materially from Telecom’s expectations described above as a result of various factors.

As of December 31, 2008, and for the first time since fiscal year 2002, Telecom Argentina reported positive retained earnings amounting to P$253 million. Before Telecom Argentina may pay any dividend it must first rebuild the legal reserve which was absorbed on April 27, 2006 (P$277 million). Consequently, Telecom Argentina does not expect to pay dividends in 2009.

As of December 31, 2008, Telecom Argentina and its consolidated subsidiaries had approximately P$902 million in cash and cash equivalents. Of this amount, approximately P$348 million of cash and cash equivalents are held by Telecom Argentina on a stand-alone basis. Telecom Group has approximately P$24 million of restricted cash in connection with legal proceedings. Such restricted cash has been classified in “Other Receivables” on Telecom’s balance sheet.

Capital Expenditures

Telecom estimates that its capital expenditures for the 2009 fiscal year will be approximately P$1.6 - P$1.7 billion. Of this amount, Telecom expects that Telecom Argentina will invest primarily to sustain the growth in broadband services, to continue developing the NGN, to supply mobile operators with the necessary infrastructure and to continue with the updating of commercial and support systems. Regarding Personal, the expansion of its network infrastructure will continue, and special effort will be made to extend 3G technology coverage and bandwidth for mobile data transmission. See “Item 3—Key Information—Risk Factors—Risks Associated with Telecom and its Operations—Telecom operates in a competitive environment which may result in a reduction in its market share in the future.” Telecom expects that, so long as the notes limit the amount of Telecom Argentina’s capital expenditures Telecom Argentina will invest close to the maximum amount permitted under the terms of the notes. Telecom expects to finance its capital expenditures through cash generated through operations; therefore, its ability to fund these expenditures is dependent on, among other factors, its ability to generate sufficient funds internally. Telecom Argentina’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its regulated rates, since the cost of imported materials has increased in peso terms (as a result of the decline in the peso/US dollar exchange rate).

Financial Ratio

Under the terms and conditions of the Series A and Series B Preferred Shares, we have agreed not to allow Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any financial debt, if as a result of doing so, Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares), as shown in its unconsolidated financial statements prepared under Argentine GAAP, exceeds 1.75. Since March 2002, the ratio of Telecom Argentina’s total liabilities to its shareholders’ equity exceeded 1.75 as a consequence of the devaluation of the peso. As a result of Nortel’s violation of this covenant, the Series B Preferred Shares acquired, together with the Series A Preferred Shares, the right to appoint a member of the Nortel Board of Directors.  Since December 31, 2006 such ratio no longer exceeded 1.75:1 and as a result, Series B Preferred Shareholders have not had and will not have director voting rights in fiscal years 2007, 2008 and 2009, respectively.  The Series A Shareholders have retained their right to appoint a member of the Nortel Board of Directors as a consequence of the non-payment of the Base Dividend (as such term is defined in the terms of issuance of such Preferred Series A Shares) corresponding to the fiscal year ended December 31, 2001 and subsequent fiscal years.  Accordingly, at Nortel’s annual shareholders’ meeting held on April 30, 2008, the Series A Preferred shareholders have appointed Javier Errecondo as Director and Saturnino Jorge Funes as his alternate director.  As a result of the provisional suspension of the Company’s 2009 annual shareholders’ meeting for fiscal year 2008 pursuant to an Argentine court’s order, Javier Errecondo and Saturnino Jorge Funes still occupy their respective seats as of the date of this Annual Report.  See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares—Nortel’s Capital Stock.”

Related Party Transactions

During year 2008, Telecom has entered into certain transactions with its indirect shareholders Telecom Italia and W de Argentina—Inversiones or their affiliates in the ordinary course of business.  For a description of these transactions, see “Item 7—Major Shareholders and Related Party Transactions.”

Taxes

Turnover Tax

Under Argentine tax law, Telecom is subject to a tax levied on gross revenues.  Rates differ depending on the jurisdiction where revenues are earned for tax purposes.  Rates ranged from 2% to 6.5% for the years ended December 31, 2008, 2007 and 2006.

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

Any dividends paid by Nortel which exceed the difference between Argentine GAAP net income and taxable net income (computed as provided in the tax regulations) are subject to income tax at a rate of 35%. This withholding income tax is known as the “equalization tax.” See “Item 10—Additional Information—Taxation—Argentine Taxes—Taxation of Dividends.”

Tax on cash dividends received from a foreign subsidiary is calculated according to the statutory income tax rate. As per Paraguayan tax law, an additional income tax rate of 5% is imposed on dividends that are paid. Additionally, when dividends are being paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts which are paid to such shareholders. As per Argentine tax law, income tax paid abroad is recognized as tax credit.

Net losses can generally be carried forward and applied against future taxable income for 5 years.

Costs Associated with Income Taxes Paid by Foreign Lenders

Pursuant to the terms and conditions of Telecom’s outstanding loans, Telecom is required to reimburse our foreign lenders for Argentine income taxes payable by the lenders with respect to the interest on the loans by increasing or “grossing up” the amount of interest paid to these lenders such that, after payment of the Argentine taxes, the lenders have received the contractual interest rate. Withholding rates on interest payments to foreign beneficiaries are currently 15.05% (17.7163% with gross up) if the lenders are banks or financial entities located in jurisdictions that are neither tax-free nor subject to taxation according to Argentine income tax rulings or have entered into treaties with Argentina providing for exchange of information upon request by the respective authority. Furthermore, unless their internal rulings provide otherwise, requests for banking, stock exchange or other secret information cannot be challenged. In order to be eligible for the 15.05% withholding rate, the financial entity must be under the supervision of a respective central bank or equivalent authority. If the Lender did not meet the aforementioned requirements, the withholding rate would be 35% (53.8462% with gross up).

Interest payments on notes (obligaciones negociobles) that meet the requirements of Section 36 of the Negotiable Obligations Law and were held by foreign beneficiaries remain income tax exempt.

Thin Capitalization Rules

Argentine Law No. 25,784, which was published in the Official Bulletin in October 2003, modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds by two times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments. During fiscal years 2006, 2007 and 2008, Nortel and Telecom’s deduction of interest expenses was not limited because Nortel and Telecom were able to satisfy the conditions required for such deduction.

Tax on Minimum Presumed Income

Nortel and certain of the companies in the Telecom Group located in Argentina are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of Nortel’s assets is determined in accordance with the criteria established under the tax laws. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of tax on minimum presumed income in excess of the income tax for such year may be carried forward for a period of up to ten years. This excess may be treated as a credit that may be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income. Telecom paid minimum presumed income tax for years 2006 and 2007 for Telecom Argentina and for year 2006 for Telecom Personal. Nortel paid minimum presumed income tax for years 2006, 2007 and 2008.

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

Tax on Deposits to and Withdrawals from Bank Accounts

The tax on deposits to and withdrawals from bank accounts under Law No. 21,526 applies to certain deposits to and withdrawals from bank accounts opened in Argentine financial entities and to other transactions that, due to their special nature and characteristics, are similar or could be used in lieu of a deposit to or withdrawal from a bank account. Therefore, any deposit to or withdrawal from a bank account opened in an entity regulated by Law No. 21,526, or any transaction deemed to be used in lieu of a deposit to or withdrawal from a bank account, is subject to the tax on deposits and withdrawals unless a particular exemption is applicable. The tax rate was originally 0.25% of the transaction. Beginning on May 3, 2001, the rate in effect since August 1, 2001 has been 0.6% of the transaction volume.

During years 2008, 2007 and 2006, Telecom charged to its income statement P$88 million, P$73 million and P$58 million, respectively, of this tax.

On February 6, 2003, the Ministry of Economy, through General Resolution No. 72/03, authorized us to increase the Basic telephone services tariffs by the amount of the tax on deposits to and withdrawals from bank accounts as provided for in General Resolution No. 72/03. The amount of the tax charged must be shown in detail on the customers’ bills. The amounts charged before General Resolution No. 72/03 were approximately P$23 million. This amount was subsequently corroborated by CNC audits, resulting in a receivable for the Company for P$ 23 million which was recorded under “Other receivables” during year 2007. That receivable can be offset with existing and/or future regulatory duties.  See “Item 4—Information on the Company—Regulatory Framework—Rate Regulations—Tax on deposits to and withdrawals from bank accounts (“IDC”),” in the Telecom Form 20-F included as an exhibit hereto.

Decree No. 534/2004 provides that owners of bank accounts subject to the general tax rate of 0.6% may take into account as a tax credit 34% of the tax originated in credits on such bank accounts. This amount may be computed as a credit for the Income Tax and Tax on Minimum Presumed Income. The amount computed as a credit is not deductible for income tax purposes.

Tax on Personal Property

Argentine Law No. 25,585, as amended by Law No. 26,317, imposes a tax on holders of shares of stock corporations, such as Telecom Argentina’s ADSs and the Class A, B and C Shares. See “Item 10—Additional Information—Taxation—Argentine Taxes—Tax on Personal Property.”

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

The tax rate applied is 0.50%.  This tax is computed based on the value of our shareholders’ equity as stated on the most recent annual balance sheet of the Company. The amount paid by us and pending collection from our shareholders as of December 31, 2008, was approximately P$11.0 million and an allowance was recorded for such amount.

On November 4, 2003, July 30, 2004, October 26, 2005, April 30, 2007 and August 2008, we requested from our holders as of December 31, 2002, 2003, 2004, 2005, 2006 and 2007 of our Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares reimbursement of the tax on personal property. As of the date hereof, holders of Ordinary Shares have reimbursed Nortel approximately US$354,400 and holders of Series B ADSs, Series B Preferred Shares and Series A Preferred Shares have reimbursed Nortel approximately US$91,484.  Nortel expects that a substantial portion of the remaining tax amount that is not reimbursed will result in an additional expense for Nortel. As of December 31, 2008, Nortel recorded an allowance of P$11.0 million for the credit of the accounts paid by the Company for this tax.

Other Taxes and Levies

Telecom is subject to a levy of 0.5% of its monthly revenues from telecommunications services. The proceeds of this levy are used to finance the activities of the Regulatory Bodies. The amount of this levy is included in Telecom’s consolidated income statement within “other operating and maintenance expenses.”

Law No. 25,239 imposes a tax on Telecom Personal of 4% (tax on wireless and satellite services) of amounts invoiced excluding VAT but including the excise tax, which results in an effective tax rate of up to 4.167%.

Since the beginning of year 2001, telecommunication services companies have been required to pay a Universal Service tax to fund Universal Service requirements. The Universal Service tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the Universal Service tax. The rate is 1% of total billed revenues. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Decree No. 764/00,” in the Telecom Argentina Form 20-F incorporated herein by reference.

Research and Development, Patents and Licenses, etc.

None.

Trend Information

As a result of the international financial crisis that unfolded in the second half of 2008 and deepened during the beginning of 2009, global economic conditions remain subject to uncertainty.  In this environment, it is particularly difficult to predict consumer demand and other related matters and therefore, it is probable that Telecom’s actual results could differ materially from current expectations. The information set forth below includes statements that are “forward-looking statements” subject to risks and uncertainties. See “Forward-Looking Statements.” Actual results may differ materially from our expectations and assumptions as a result of various factors, including the factors discussed under “Item 3—Key Information—Risk Factors.”

Telecom’s objective for 2009 is to reinforce the results achieved in 2008, following the strategy of increasing our customer base as well as our revenues in every business segment.

Growth in fixed line telephony is estimated to continue in line with the recent years’ trend as the market has already reached maturity. The expansion of the broadband business is expected to be the main driver for growth in the Voice, Data and Internet business, given that the Arnet brand has been positioned to capture market opportunities in both the individual customer segment and the corporate segment, including small, medium and large accounts.  Telecom believes that the combined offer of fixed, mobile and data services, together with the increased strength of our data center capabilities resulting from the acquisition of Cubecorp, will allow the Telecom Group to be in a more competitive position and to be selected by customers as a strategic supplier of telecommunications and related services.

In the Voice, Data and Internet business, pending regulatory issues require resolution in order to improve Telecom Argentina’s profitability and allow them to continue investing in technological innovations necessary for the development of the telecommunications infrastructure in Argentina.  The commitments included in the Letter of Understanding signed with the Argentine Government in March 6, 2006 and necessary tariff modifications for regulated services are still pending.  Telecom Argentina will continue paying special attention to its costs, which increased during fiscal year 2008 due to the effects of inflation, and resulted in a deterioration of profitability margins.

Another pending issue in the agenda of the Regulatory Authority is the implementation of the Universal Service Fund, which is designed to compensate incumbent operators for loss-incurring services rendered since 2001.  The implementation of the Universal Service Fund is expected to allow access to basic services of low income segments and to areas not yet covered by telecommunications services.

In 2009, Telecom expects that the wireless business will continue to expand its subscriber base, albeit at a more moderate pace as compared to that of recent years. Nonetheless, the Telecom’s positioning of the wireless business in Argentina favors its expectation of growth in market share, both in terms of customers and revenues.  Telecom plans to continue its strategy of acquiring high value customers and stimulating consumption through the launch of new services and products, in order to retain existing customer loyalty and strengthen the Telecom Personal brand among providers in the Argentine cellular industry. One of the most important drivers of growth will continue to be the expansion of value added services (which represented approximately 30% of Telecom Personal’s Services Sales in 2008). It is also expected that the offer of mobile Internet, launched under the umbrella of Telecom Group brand Arnet, will strengthen the growth of these services and will be supported by the deployment of third generation network that will allow higher speeds in data transmission and an increase in the number of locations where the service is available.

In order to provide Telecom customers with newer and better services, during the next fiscal year the Telecom Group will continue with its investment plans. Telecom estimates that these investment plans will require expenditures in an amount equivalent to 14% of consolidated net sales.  Telecom Argentina will invest to sustain the growth in broadband services, to continue developing the NGN, to supply mobile operators with the necessary infrastructure and to continue updating commercial and support systems. The expansion of Telecom Personal’s network infrastructure will continue, and a special effort will be made to extend 3G technology coverage and bandwidth for mobile data transmission.

The international financial crisis that unfolded in the second half of 2008 and deepened at the beginning of 2009 represents a significant challenge to the Telecom Group and the rest of the companies in Argentina.  The main question is to determine to what extent this global phenomenon will affect the Argentine economy, and in particular the financial condition of our customers.

Given Telecom’s experience with consumer patterns shown in recent economic crises, we to expect that this downturn will not have a substantial impact on the Group. Telecom also believes that the risk of uncollectible receivables is limited by the diversification in our portfolio of customers and the effect of revenues generated by pre-paid customers in the wireless segment.

The Telecom Group is in a strong financial position since it believes that there are no financial commitments during the next fiscal year which cannot be satisfied with cash flow generated by internal operations. The financial indicators have improved during fiscal year 2008 and it is estimated that they will continue to improve during the following fiscal year.

Contractual Obligations

Nortel does not have material contractual obligations or purchase commitments. Telecom Argentina’s consolidated contractual obligations and purchase commitments as of December 31, 2008 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Argentine pesos)
Debt obligations (1)(2)	1,472	754	—	—	2,226
Capital lease obligations	9	—	—	—	9
Operating lease obligations	100	107	9	—	216
Purchase obligations	757	35	12	72	876
Other long-term liabilities (3)	47	88	43	89	267
Total	2,385	984	64	161	3,594

(1)          The schedule of debt obligations (including P$181 million of future interest) set forth above is based on the expected amortization schedule of the relevant debt instruments as of December 31, 2008 and takes into account the mandatory and optional prepayment provisions. In April 2009, Telecom Argentina made principal prepayment on the Notes corresponding to the “excess cash” determined for the period ended December 31, 2008. After giving effect to this prepayment, Telecom Argentina has cancelled all scheduled amortizations of the Series A notes payable through October 2011 and 48.75% of scheduled principal amortization payments due April 2012.

(2)          Does not include effect of discounting.

(3)          Includes special termination benefits, retirement benefits, asset retirement obligations, court fees and other long-term payables.

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

General

Nortel’s sole substantial activity is owning a controlling interest in Telecom Argentina’s ordinary shares and its sole substantial source of cash income is cash dividends paid on such shares. The unconsolidated financial data as of December 31, 2008 included herein accounts for Nortel’s approximately 54.74% equity interest in Telecom by the equity method. The Consolidated Financial Statements included elsewhere in this Form 20-F consolidate Telecom’s operations with Nortel’s. Nortel’s principal use of cash is to make redemption payments on any debt, dividend and redemption payments on its preferred stock and dividend payments on its ordinary shares. Prior to 2002, Nortel has historically met all such payment obligations in any calendar year out of the dividends received from Telecom in respect of the previous calendar year. Nortel is required to allocate earnings first, to make dividend and redemption (amortization) payments on the Series A Preferred Shares, payable before the end of May.  A percentage equal to 48.96%, calculated in accordance with a formula set forth in the terms of the Series B Preferred Shares, of cash remaining after Nortel has paid or reserved for its operating expenses is required to be distributed to the holders of Series B Preferred Shares. The remaining cash equal to 51.04% is distributed to holders of ordinary shares. Nortel is required to distribute all of its cash every year, according to the terms and conditions of the Series A and Series B Preferred Shares. Nortel may only make dividend payments to holders of Series A and Series B Preferred Shares and holders of ordinary shares and redemption payments on the Series A Preferred Shares if it has sufficient retained earnings legally available for distribution, in accordance with Argentine law, which provides that dividends may be paid out of liquid and realized profits based on a financial statement prepared under Argentine GAAP.

Due to Telecom Argentina’s financial condition, Telecom Argentina did not pay dividends for the fiscal years ended December 31, 2007, 2006, 2005 and 2004. Consequently, Nortel was unable to pay dividends or make the required amortization payments on the Series A Preferred shares for the years ended December 31, 2007, 2006, 2005 and 2004. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares —Nortel’s Capital Stock.”

Equity Income from Subsidiaries

For year 2008, Nortel’s equity gain from related companies increased to a P$526 million gain from a P$484 million gain for year 2007. For year 2007, Nortel’s equity gain from related companies increased to a P$484 million gain from a P$133 million gain for year 2006.

All variations in Nortel’s equity income from subsidiaries for any period correspond directly with the variations in Telecom Argentina’s net income for the same period. For a complete discussion of Telecom Argentina’s results of operations, see “Item 5—Operating and Financial Review and Prospects” in the Telecom Form 20-F incorporated herein by reference under (c) of this Item 5.

Administrative Expenses

Administrative expenses in each of years 2008, 2007 and 2006 were approximately P$3 million, P$3 million and P$2 million, respectively, consisting primarily of salaries, social security expenses and fees for services.

Financial Results, Net

For year 2008, net financial results amounted to a loss of P$1 million due to interest on financial debt. Nortel did not generate any net financial results in years 2007 and 2006.

At Telecom’s annual shareholders’ meetings for the fiscal years ended December 31, 2004, 2005, 2006 and 2007 held on April 27, 2005, April 27, 2006, April 27, 2007 and April 29, 2008, respectively, Telecom’s shareholders decided that no dividend payments would be made due to Telecom’s financial condition, results of operations and debt service obligations. Consequently, at Nortel’s annual shareholders’ meetings held on April 27, 2005, April 27, 2006, April 27, 2007 and April 30, 2008 for the fiscal years ending December 31, 2004, 2005, 2006 and 2007, respectively, Nortel’s shareholders decided that no dividends would be paid and that there would be no amortization of the Series A Preferred Shares for such years. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares —Nortel’s Capital Stock.”  Additionally, as of the date of this Annual Report, since Telecom Argentina had not declared a dividend for the fiscal year ending December 31, 2008, Nortel had not made a dividend payment to its shareholders nor has it made a redemption payment for its Series A Preferred Shares for fiscal year ending 2008.

At present, Nortel is unable to predict whether Telecom Argentina will make future dividend payments and consequently, whether Nortel, will make future dividend or redemption payments.

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

Net Income

For year 2008, net income was P$519 million, representing an increase of P$41 million over year 2007.

For year 2007, net income was P$478 million, representing an increase of P$349 million over year 2006.

Liquidity and Capital Resources

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom Argentina on the Series A and Series B Shares owned by Nortel and Nortel has used such cash dividends to satisfy Nortel’s payment obligations for the next calendar year. No dividends were declared or paid by Telecom Argentina and consequently Nortel during year 2004, 2005, 2006, 2007 and 2008. Telecom Argentina has stated that it does not intend to pay dividends for fiscal year 2008. In addition to not being able to make dividend payments, Nortel was also unable to pay the required amortization on its Series A Preferred Shares. Accordingly, the amount of the amortization and dividends on the Series A Preferred Shares will continue to accrue until Nortel has the cash required to make the payment. As of December 31, 2008, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was approximately P$1,038.9 million including the effects of CER. See Note 9 of our consolidated financial statements included in Item 18 of this Annual Report.

At December 31, 2008 and 2007, Nortel had approximately P$0.2 million and P$0.1 million, respectively, of cash and cash equivalents on a stand-alone basis (excluding amounts held by Telecom).

Should Telecom Argentina pay future dividends, Nortel expects to be able to service its obligations in respect of its eventual debt and preferred shares out of such dividends received by it on its holdings of Telecom Argentina’s Class A and Class B shares. However, at present, Nortel is unable to predict whether Telecom Argentina will make future dividend payments. As previously discussed, Telecom Argentina issued new notes when it successfully restructured its financial indebtedness in August, 2005. The debt service requirements under the terms of the Telecom Argentina’s new notes (including semi-annual scheduled payments of principal and interest and mandatory prepayments based on Telecom Argentina’s “excess cash” as defined in the notes) significantly reduce the amount of cash that Telecom Argentina will have available for payment of dividends.  The notes that Telecom Argentina issued pursuant to its debt restructuring also provide that if Telecom Argentina makes any Distribution Payment (a term which includes any dividend), then the minimum excess cash payment for the relevant period must be at least two and a half times such Distribution Payment.  In addition, Telecom’s ability to pay dividends is subject to restrictions under the Argentine Corporations Law and other applicable regulations (accumulated deficit from past periods must be previously absorbed and the legal reserve must be previously constituted or reconstituted). Accordingly, there can be no assurance that Telecom Argentina will be able to pay dividends in future periods.

As of December 31, 2008, the Company had outstanding financial debt of approximately P$6.2 million in the form of various renewable one-year-term loans from Telecom Personal.  The average annual interest rate on these loans is 26.5% and the largest amount outstanding during the past fiscal year was P$6.2 million.  The outstanding amount of this facility as of this date is approximately P$12.7 million.  Nortel applied these funds to its fiscal and administrative expenses.

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

Holders of Nortel’s Series A Preferred Shares have exercised the right to vote since April 25, 2002, as a consequence of the non-payment of the Base Dividend (as such term is defined in the terms of issuance of such Preferred Series A Shares) corresponding to the fiscal year ended December 31, 2001 and subsequent fiscal years. Additionally, as Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) had exceeded 1.75/1, since September 13, 2002, holders of Series B Preferred Shares also obtained the right to vote in accordance with the terms and conditions applicable to this series of shares. Both Series A Preferred Shareholders and Series B Preferred Shareholders have exercised their right to vote, since 2002, for the joint election of a regular and an alternate director.

According to its unconsolidated financial statements since December 31, 2006, Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) no longer exceeds 1.75/1, therefore, since the time of approval of such financial statements by Telecom Argentina’s Board of Directors on March 8, 2007, the right to vote held by the Series B Preferred Shareholders has terminated while the right to vote held by the Series A Preferred Shareholders continues to be in force given the abovementioned non-payment of the Base Dividend.

Since Nortel’s annual shareholders’ meeting called for April 29, 2009 has been provisionally suspended and directors and alternate directors are appointed at annual shareholders’ meeting, there have been no changes to the directors or alternate directors of Nortel. Therefore, directors and alternate directors appointed at the annual shareholders’ meeting held on April 30, 2008 continue to hold their positions as of the date of this Annual Report.

Regarding legal and administrative proceedings that affect shareholders’ meetings, meetings of the Board of Directors of Sofora, Nortel and Telecom Argentina as well as other corporate governance matters, see “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership—The Argentine Antitrust Commission’s Resolutions No. 04/09, 43/09, 44/09, 62/09 and 64/09.”

The following table lists the directors and alternate directors of the Company as of December 31, 2008.

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

Ricardo Alberto Ferreiro is a lawyer.  He is Director of Standard Bank of Argentina.  He was born on November 26, 1953.

Enrique Llerena is a lawyer. He is Director of Llerena Amadeo S.A. and Alternate Director of SZ Consultores en Arte S.A. He was born on April 9, 1955.

Eduardo Federico Bauer is a lawyer.  He is Vice Chairman of the Board of Directors of Micro Sistemas S.A. He is a Director of Sofora Telecomunicaciones S.A. Cubecorp Argentina S.A. and Alternate Director of Telecom Argentina S.A., Telecom Personal S.A. and Núcleo S.A. He is also an Alternate Director of Caja de Seguros S.A., La Caja Aseguradora de Riesgos del Trabajo ART S.A., Instituto del Seguro de Misiones S.A., La Caja de Seguros de Retiro S.A., La Estrella S.A. Cía de Seguros de Retiro, Tradición Seguros S.A., Ritenere S.A. and Pluria Productores de Seguros S.A.  He was born on January 14, 1950.

Claudio Néstor Medone is a lawyer. He is Legal Manager of Hospital Italiano, Buenos Aires and a member of the Technical Consulting Commission (Comisión Técnica Asesora) of the School of Medicine (Instituto Universitario Escuela de Medicina) of the Hospital Italiano, Buenos Aires. He was born on February 15, 1965.

Javier Errecondo is a lawyer. He is Director of Eden S.A. and Dolphin Créditos S.A.  He is Member of the Supervisory Committee of AESEBA S.A., Pampa Participaciones S.A., Pampa Real Estate S.A., Central Térmica Loma de la Lata S.A., Dolphin Energía S.A., Edenor S.A., IEASA S.A., Maltería del Puerto S.A., TGLT S.A., Desarrollos Caballito S.A., Pegasus Realty S.A., O.P.M. Inmobiliaria S.A., Entertainment Depot S.A., FinanGroup S.A., GSP S.A., Grupo Unión S.A., Credit Group S.A. and Freddo S.A. and Alternate Member of the Supervisory Committee of

Cablevision S.A., Pampa Generación S.A., Pampa Participaciones II S.A., Grupo ST S.A. and B.A. Mall S.R.L. He is a founding partner of the law firm Errecondo, Salaverri, Della Torre, González & Burgio Abogados. He was born on February 6, 1963.

Jorge Luis Pérez Alati is a lawyer. He is Chairman of the Board of Directors of Telecom Personal, In Store Media Argentina S.A., Inversiones Alumine S.A., Inversiones Los Alpes S.A., Inversiones Meliquina S.A., ISDIN Argentina S.A., La Papelera del Plata S.A., Nogal Central S.A. and Solcan S.A. He is Vice Chairman of Puig Argentina S.A., Lan Argentina S.A., Inversora Cordillera S.A. and Farma System S.A. He is a director of Telecom Argentina, Sofora, Aluflex S.A., CMPC Inversiones de Argentina S.A., Corandes S.A., Cork Supply Argentina S.A., Fabi Bolsas Industriales S.A., Honda Motor de Argentina S.A., Inversiones Los Andes S.A., Ivax Argentina S.A., Motorola Argentina S.A., Naschel S.A. and LDC Argentina S.A. He is a member of the supervisory committee of Banco Santander Río S.A., BRS Investment S.A., Distrilec Inversora S.A., Edesur S.A., Internacional Compañía de Seguros de Vida S.A., Linvest S.A., Lyon Consulting S.A., Portal Universia Argentina S.A., Perevent Empresa de Servicios Eventuales S.A., Prestamos de Consumo S.A., Santander Río Seguros S.A., Santander Río Trust S.A., Santander Merchant S.A. and Santander Sociedad de Bolsa S.A. He was born on September 14, 1954.

Jorge Alberto Firpo is an electrical engineer and a graduate of the Universidad Tecnológica Nacional.  He is Chairman of Núcleo, Telecom Argentina USA, Inc., Cubecorp and Micro Sistemas S.A., and a Director of Sofora, Telecom Personal and Telecom Argentina S.A.  Previously, he was head of purchases and logistics at Telecom Italia America Latina, S.A.  He was born on April 17, 1954.

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

Luis Alberto Pérez Cassini is a lawyer. He was born on June 27, 1961.

Saturnino Jorge Funes is a lawyer. He is Director of AEI Servicios Argentina S.A. and Alternate Director of Cablevision S.A., Entertainment Depot S.A., PSA Energy Mendoza S.A. and PSA Energy Argentina S.A.  He is a Member of the Supervisory Committee of Desarollo Caballito S.A., B.A. Mall S.R.L., GSF S.A., Credit Group S.A., AESEBA S.A., CIT Leasing Argentina SRL, IEASA S.A., Emgasud S.A., Enersud Energy Service S.A., IWS Energy Service S.A. and Dolphin Energia S.A., and Alternate Member of the Supervisory Committee of Pegasus Realty S.A., FinanGroup S.A., Grupo Union S.A., Freddo S.A., EDEN S.A., Pampa Cheese S.A. and Pampa Energia S.A. He is a founding partner of the law firm Errecondo, Salaverri, Della Torre, González & Burgio Abogados.  He was born on August 6, 1968.

Supervisory Committee

Argentine law requires any corporation with share capital in excess of P$10,000,000 or which provides a public service or which is listed on any stock exchange or is controlled by a corporation that fulfills any of the aforementioned requirements to have a Supervisory Committee. The Supervisory Committee is responsible for overseeing the Company’s compliance with its bylaws and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the annual ordinary general meeting a report on the accuracy of the financial information presented to the shareholders by the Board of Directors. The members of the Supervisory Committee are also authorized

•                  to call ordinary or extraordinary shareholders’ meetings,

•                  to place items on the agenda for meetings of shareholders,

•                  to attend meetings of shareholders, and

•                  generally to monitor the affairs of Nortel. Nortel’s bylaws provide that the Supervisory Committee is to be formed by three members and three alternate members, elected by the majority vote of all shareholders of ordinary shares. Members of the Supervisory Committee are elected to serve one-fiscal year terms and may be re-elected.

As of December 31, 2008, the members and alternate members of the Supervisory Committee (as appointed by the annual shareholders meeting held on April 30, 2008) were:

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

Diego Martín Garrido is a lawyer.  He was appointed as member of the Supervisory Committee of Nortel at the shareholders’ annual meeting on April 30, 2008 and he is also a member of the Supervisory Committee of Sofora Telecomunicaciones S.A. and Micro Sistemas S.A.  He is also an alternate member of the Supervisory Committee of Telecom Personal S.A., Patagonia Bioenergía S.A. and La Estrella S.A. Cía. de Seguros de Retiro.  He is a director of Jinarg S.A., UOL Phone, UOL Sinectis, UOL Argentina Holdings, Novamedi S.A., Kubic S.A., HSBC New York Life Seguros de Vida (Argentina) S.A., HSBC New York Life Seguros de Retiro (Argentina) S.A., Vilau Latinoamerica S.A. and Bematech Argentina S.A.; an alternate director of Salix S.A., Rosario Exterior S.A., Metropolitana Farmaceútica S.A., Integration Consultoría Empresarial Argentina S.A., Circuito Chico Desarrollos S.A., Bariloche Uno S.A. and Bariloche Cinco S.A.; the Chairman of Holdem S.A., Palermo Hotels S.A. Real Estate Trusts S.A. and Menard Properties; a manager of CC S.R.L. and an alternate manager of Bariloche Dos S.R.L., Bariloche Seis S.R.L. and Dos Valles S.R.L.  He was born on December 8, 1970.

Diego Serrano Redonnet is a lawyer. He is a member of the Supervisory Committee of Telecom Personal, Sofora, Banco Santander Río S.A., BJ Services S.R.L., BRS Investment S.A., America Latina Tecnología S.A., Santander Río Servicios S.A., Perevent Empresa de Servicios Eventuales S.A., Prestamos de Consumo S.A., Santander Río Trust S.A., Santander Sociedad de Bolsa S.A., Gas Argentino S.A. and Metrogas S.A. He is also an alternate member of the Supervisory Committee of Cubecorp. He holds a law degree from the Argentine Catholic University and an LL.M. from Harvard Law School. He was born on September 18, 1966.

Gerardo Prieto has been a member of the Supervisory Committee since 2004. He is also a member of the Supervisory Committees of Sofora, Nortel, Telecom Personal, Cubecorp and Micro Sistemas S.A. He is Chairman of Campofin S.A., Polifin S.A., Pluria Productores de Seguros S.A., Cabaña Doble G del Litoral S.A. and Tradición Seguros S.A.  He is a Director of Standard Bank Argentina S.A., Caja de Seguros S.A., Instituto del Seguros de Misiones S.A., Ritenere S.A. and Activos Turísticos S.A. He is also an alternate director of La Caja Aseguradora de Riesgos del Trabajo ART S.A., La Caja de Seguros de Retiro S.A., Caja de Ahorro y Seguro S.A. and La Estrella S.A. Compañía de Seguros de Retiro. Dr. Prieto is a public accountant and is not included in the requirements of RT No. 15 regarding accountant non-independence, nor is he comprised in the cases enumerated in the third paragraph of Article 4 of Chapter XXI of the Normas de la Comisión Nacional de Valores. He was born on March 3, 1951.

Guillermo Eduardo Quiñoa is a lawyer. He is a director of Pilar del Este S.A. and Inversiones Los Alpes S.A. He is also a member of the Supervisory Committee of Cubecorp, AGCO Argentina S.A., CMPC Inversiones de Argentina S.A., CMR Falabella S.A., Forestal Bosques Del Plata S.A. and La Papelera Del Plata S.A., and an alternate member of the Supervisory Committee of Telecom Personal and Sofora. He was born on October 28, 1966.

Guillermo Feldberg is an accountant. He has been a alternate member of our supervisory committee since 2004. He is also an alternate member of the Supervisory Committee of Telecom Argentina S.A., Telecom Personal, Micro Sistemas S.A., Cubecorp, and Sofora Telecomunicaciones S.A. He is Chairman of Agropecuaria La Victoria S.A.,

Seed Capital Educación S.A., Dav Satelital S.A., Caroline Establecimientos Agropecuarios S.A., Seed Capital Comunicaciones S.A., Ineba S.A., Izzalini Trade S.A. and GWF S.A. Argentina.  He is Vice Chairman of Doble “G” del Litoral S.A.  Dr. Feldberg is a public accountant and is not included in the requirements of RT No. 15 with respect to accountant non-independence, nor is he comprised in the cases enumerated in the third paragraph of Article 4 of Chapter XXI of the Normas de la Comisión Nacional de Valores.  He was born on February 20, 1951.

Since Nortel’s annual shareholders’ meeting has been provisionally suspended and the members of the Supervisory Committee are appointed at the annual shareholders’ meeting, there have been no changes to the members of the Supervisory Committee of Nortel as of the date of this Annual Report. See “Item 8—Legal Proceedings—Legal Proceedings Related to Share Ownership— The Argentine Antitrust Commission’s Resolutions No. 04/09, 43/09, 44/09, 62/09 and 64/09.” Therefore, members of the Supervisory Committee appointed at the annual shareholders’ meeting held on April 30, 2008 remain in their positions as of the date of this Annual Report.

Board Practices

Under Argentine law, directors have the obligation to perform their duties with loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to Nortel, our shareholders and third parties for the improper performance of their duties, for violations of law, our bylaws or regulations and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a director by the bylaws or regulations or by resolution of the shareholders’ meeting. In these cases, a director’s liability will be determined with reference to the performance of these duties, provided that certain recording requirements are met. Under Argentine law, directors are prohibited from engaging in activities in competition with Nortel without express authorization of a shareholders’ meeting. Certain transactions between directors and Nortel are subject to ratification procedures established by Argentine law.

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

On May 22, 2001 the Argentine Government issued Decree No. 677/01, entitled “Regulation of Transparency of the Public Offering,” or the “Transparency Decree.” The intention of this decree was to move towards the creation of an adequate legal framework that may strengthen the level of protection of investors in the market. Main objectives of the Transparency Decree were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient reallocation from savings to investments and good practices in the administration of corporations.

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

Audit Committee

The Transparency Decree also provides that companies making a public offering of their shares shall appoint an audit committee, or the “Audit Committee,” to be formed by three or more members of the Board of Directors. The majority of the members of the Audit Committee must be independent. In order to qualify as independent, the director must be independent with respect to the company, any controlling shareholders or any shareholders that are significant participants in the company and cannot carry out executive duties for the company. A member of the Board of Directors cannot qualify as an independent director if he or she is a relative of a person who would not be qualified as an independent director if such relative were appointed as a member of the Board of Directors.

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

At the Board of Directors meeting held on April 29, 2004, the Board of Directors resolved the final composition of the Audit Committee, and the Audit Committee came into effect.

According to the “Normativa de Implementación del Comité de Auditoria,” (a set of guidelines for the Audit Committee filed with the CNV) in case of resignation, dismissal, death or lack of capacity of any of the members of the Audit Committee, the Board of Directors shall immediately appoint a replacement, who shall remain in such position until the following annual shareholders meeting.

At its meeting of April 30, 2008, the Board of Directors elected Mr. Enrique Llerena; Mr. Claudio Néstor Medone (both independent directors under CNV and SEC regulations) and Mr. Ricardo Alberto Ferreiro (an independent director under SEC regulations); all of which have the experience required by Section 13; Chapter II of the CNV rules.  Mr. Ferreiro was appointed as the Committee’s financial expert.

Since Nortel’s annual shareholders’ meeting has been provisionally suspended and directors and alternate directors are appointed at the annual shareholders’ meeting, there have been no changes to the members of the Audit Committee of Nortel as of the date of this Annual Report. See “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Related to Share Ownership—The Argentine Antitrust Commission’s Resolutions No. 04/09, 43/09, 44/09, 62/09 and 64/09.”

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

Compensation

The aggregate remuneration paid or accrued by Nortel during the twelve months ended December 31, 2008 to the members and alternate members of the Board of Directors, the members of the Supervisory Committee, and the officer of Nortel, as a group, was approximately P$0.9 million.

Employees

As of December 31, 2008, Nortel had 3 employees. For information regarding Telecom’s employees, see “Item 6—Directors, Senior Management, and Employees—Employees and Labor Relations” in the Telecom Form 20-F included as an exhibit hereto.

Share Ownership

None.

ITEM 7.                             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The ownership of Nortel’s common stock as of June 24, 2009 was as follows:

Shareholder	Percentage
Sofora Telecomunicaciones S.A.	100%

Sofora

Sofora is an Argentine holding company which owns 100% of the common stock of Nortel, which represents 67.79% of the total capital stock of Nortel.

According to Sofora’s stock ledger, the ownership of Sofora’s stock as of the date of this Annual Report is as follows:

Shareholders	Percentage
Telecom Italia Group(1)	50.00
Werthein Group(2)	50.00
Total	100.00

(1)          Includes 17.5% of Sofora’s stock owned through Telecom-Italia International N.V. and 32.5% of Sofora’s stock owned through Telecom Italia. The Telecom Italia Group also acquired for an aggregate purchase price of US$60 million two call options on W de Argentina—Inversiones’ entire interest in Sofora, one for the purchase of 48% of Sofora’s share capital which can be exercised within 15 business days after December 31, 2008, and an additional call option of 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013.

The shares of common stock owned by Sofora constitute all of the total common capital stock of Nortel. In the event of certain payment defaults or breaches of covenants, holders of Nortel’s preferred stock collectively have the right to elect one director of Nortel and obtain voting rights.  Currently, Series A Preferred Shareholders of Nortel have the right to elect one director of Nortel and the right to vote.

Pursuant to the List of Conditions as amended by Resolutions S.C. Nº 111/03 and Nº 29/4: (i) any reduction of ownership of Nortel in the capital stock of Telecom Argentina to less than 51% without prior approval of the Regulatory Bodies; or (ii) any reduction of ownership of currently common shareholders in the capital stock with voting power of Nortel to less than 51% without prior approval of the Regulatory Bodies, may result in the revocation of Telecom’s telecommunications license.

Further, pursuant to the List of Conditions as amended, each of Telecom Italia Group and W de Argentina—Inversiones shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the regulatory authority. The List of Conditions does not specifically provide a penalty if this restriction is violated.

Pursuant to a resolution adopted at Nortel’s Extraordinary Shareholders’ Meeting held on December 16, 1999, Nortel’s ordinary capital structure was modified to eliminate its Series C and D ordinary shares. As of the date of the filing of this Annual Report, Nortel has a single class of ordinary shares.

W de Argentina - Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. have signed a Shareholders’ Agreement for the joint management of Sofora, Nortel, Telecom and its subsidiaries, including Telecom Personal.

The information contained under “Item 7—Major Shareholders and Related Party Transactions” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated herein by reference in partial answer to this Item 7. See Exhibit 15(b).

Telecom Italia Group

The Telecom Italia Group is the operator of Telecom Argentina.  A description of the Telecom Italia Group is provided under “Item 4—Information on the Company—Description of the Operator.”

W de Argentina—Inversiones

W de Argentina—Inversiones, a company of the Werthein Group, is a company owned by Daniel Werthein, Adrián Werthein, Gerardo Werthein and Darío Werthein.

The Werthein Group’s main lines of business include farming operations, insurance and financial activities and real estate activities, as described below:

•                  Farming Operations. Gregorio, Numo y Noel Werthein S.A.A.G.C. e I. (“GNNW”) is the name of the company that handles the businesses of the Werthein Group, mainly related to agribusiness activities and food products.  The company owns more than 217,500 acres in the primary farming areas of Argentina, harvesting more than 37,500 tons of different crops and with more than 44,740 heads of cattle dedicated to meat production.  It is also involved in the manufacturing of processed fruits as well as teas and other infusions.  Most of its products are aimed to the international markets with important exports to the United States and Europe.

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

Call option acquired by W de Argentina — Inversiones S.L.

In September 2003, W de Argentina — Inversiones S.L., acquired a call option on the 2% interest in Sofora that was previously owned by France Câbles et Radio and Atlas Services Belgium. Nortel was informed by W de Argentina — Inversiones S.L. that it exercised its 2% option on February 1, 2008.

On April 14, 2009, the SC responded to a properly-formulated inquiry by Sofora in connection with the above-mentioned acquisition by stating that, “the regulatory framework of telecommunications does not pose an obstacle to the registration of the transfer of the inquired-about shares.”  On April 17, 2009, Sofora registered the above-mentioned transfer of shares.

Call options in favor of Telecom Italia International N.V.

In September 2003, Telecom Italia International N.V. acquired, for an aggregate purchase price of US$60 million, two call options on W de Argentina — Inversiones S.L.’ entire interest in Sofora (jointly, “the Telecom Italia International N.V. Options”). The Telecom Italia International N.V. Options are: a call option for the purchase of 48% of Sofora’s share capital, which can be exercised since December 31, 2008, and a call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013.

The exercise of the Telecom Italia International N.V. Options is subject to the prior approval of the SC (according to SC Note No. 1,004/08, dated June 26, 2008).

On December 29, 2008, the Argentine Antitrust Commission issued Resolution No. 123/08 resolving that until the Commission issues its decision in the matter of Telecom Italia International N.V. Options, as provided by Law No. 25,156, the Telecom Italia Group companies “must refrain from exercising, assigning, transferring or taking any other action with respect to, those purchase options.” The Telecom Italia Group filed an appeal against Resolution No. 123/08. On January 28, 2009, the Argentine Antitrust Commission, by means of Resolution No. 6/09, rejected the appeal on the grounds that the parties would keep their rights, because Resolution No. 123/08 only “implies a suspension of the terms provided in the purchase options contract until the Regulatory Authority mentioned in Law No. 25.156” resolves on the Transaction, as mentioned in “Changes in indirect holdings in Telecom Italia” below. Given the appeal’s rejection, Telecom Italia Group filed a complaint with the Civil and Commercial Federal Court of Appeals, requesting its review.  A decision regarding said complaint is currently pending.

On March 26, 2009, the First Federal Court of Appeals for Administrative Litigious Matters issued a precautionary measure declaring the suspension of the exercise of Telecom Italia International N.V.’s rights set forth in the purchase option contract, upon request of Grupo Dracma S.A., as presided by Mr. Adrián Werthein, and the W de Argentina- Inversiones S.L. This suspension will be effective until the SC renders a final decision regarding the validity of the possible legal effects of the Transaction in Argentina described under “Changes in indirect holdings in Telecom Italia” below, or, alternatively, when a final decision is rendered regarding the underlying matter for which the precautionary measure was issued, whichever occurs first.

Nortel has been informed that W de Argentina — Inversiones S.L. filed a complaint against Telecom Italia International N.V., before the National Commercial Court of First Instance N° 8, Secretariat N° 15 of the City of Buenos Aires, with the purpose of obtaining a decree of nullity on the Telecom Italia International N.V. Options. During said proceedings, the intervening judge ordered entry of the complaint in Sofora’s registry of shareholders, pursuant to the terms of section 229 of the National Civil and Commercial Code of Procedure. As of the date of this Annual Report, resolution of the complaint is still pending.

Changes in indirect holdings in Telecom Italia

In April 2007, Pirelli & C. S.p.A., Sintonia S.p.A. and Sintonia S.A. issued a joint statement regarding their agreement to transfer their respective shareholdings in Olimpia S.p.A. (which, as of that date, held 18% of Telecom Italia S.p.A.’s capital stock), to a joint company named Telco S.p.A. made up of Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. and Telefónica, S.A. (of Spain) (the “Transaction”). Telco S.p.A. currently owns approximately 24.5% of Telecom Italia S.p.A.’s voting shares. The Transaction was effective on October 25, 2007.

Because Telefónica de Argentina S.A., a subsidiary of Telefónica, S.A. (of Spain), is Telecom Argentina’s main competitor, before the Transaction closed, Telecom Argentina’s directors and Supervisory Committee members analyzed the possible implications that the Transaction could have for Telecom Argentina, especially under the Antitrust Act (“Ley de Defensa de la Competencia”), resulting in the existence of divided opinions within the Board of Directors based on reports prepared by experts.

Consequently, Telecom Argentina and its directors and alternate directors filed notes with the Regulatory Authorities, expressing their personal opinions regarding the Transaction. These notes are available at the CNV website (www.cnv.gov.ar).

On October 25, 2007, Telefónica, S.A. (of Spain) publicly announced the Transaction through the following statement: “Telefónica, S.A., Assicurazioni Generali S.p.A, Intesa San Paolo S.p.A, Mediobanca S.p.A and Sintonia S.A. (Benetton) have bought today, October 25, 2007, Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which holds approximately 23.6% of Telecom Italia S.p.A.’s voting shares.” As a consequence of additional share acquisitions in March 2008, Telco S.p.A. currently owns approximately 24.5% of Telecom Italia S.p.A.’s voting shares.

After the Transaction, Pirelli & C. S.p.A., its controlled subsidiaries and its related parties ceased to be related parties of Telecom Argentina and its controlled subsidiaries.

The Argentine Antitrust Commission opened an administrative proceeding recorded as “Telefónica de España, Olimpia y Otros s/Diligencia Preliminar (DP No. 29),” to determine whether the Transaction “could have an adverse effect on competition in Argentina’s telecommunications market in light of the existing regulatory framework.” In connection with this administrative proceeding, on October 16, 2007, the Argentine Antitrust Commission approved implementation of a “mechanism of verification, control and monitoring” over Telecom Argentina for an initial period of two months, later extended to February 19, 2008, and appointed two Supervisors-Observers, one of them acting on behalf of the Argentine Antitrust Commission and the other on behalf of the CNC.  The Argentine Antitrust Commission requested that the Supervisors-Observers “act on behalf of public interests in the market, competition and users and consumers.” In performing their duties, the Supervisors-Observers requested information and documentation from Telecom Argentina, attended meetings of the decision-making boards (the Board of Directors and the Steering Committee), and interviewed the members of the Board of Directors, members of the Supervisory Committee and members of the Management of Telecom Argentina on several occasions.

On November 8, 2007, Telecom Argentina’s Board of Directors resolved to take the following actions:

•                Submit a note to the Argentine Antitrust Commission in connection with the above-mentioned administrative proceeding declaring that Telecom Argentina had not taken any part whatsoever in the Transaction. Additionally, and specifically since 46% of Telecom Argentina’s capital stock is listed on the BCBA and the NYSE, the Board resolved to request that any measure taken by the Regulatory Authorities with respect to the Transaction should not affect Telecom Argentina, as it was not a party to it.

•                Notes to this effect were submitted to the SC and the CNC to the same effect. Copies of these notes were submitted the Argentine Antitrust Commission.

•                Telefónica, S.A. (of Spain) and Telefónica de Argentina S.A. were notified by Telecom Argentina’s Board of Directors to the effect that, if as a result of the Transaction, Telecom Argentina were to suffer any damage or loss of any nature, it reserved the right to bring any and all legal actions that are deemed appropriate to obtain full and complete compensation for its losses.

On November 9, 2007, Nortel’s Board adhered to and supported the above-mentioned decisions adopted by Telecom Argentina.  All the above-mentioned notes were submitted on November 20, 2007.

On December 7, 2007 Telefónica, S.A. (of Spain) responded by stating that “to the extent it has no participation whatsoever in Telecom Argentina’s Management, it could hardly cause Telecom Argentina any damage, either directly or indirectly” as it had previously declared before the relevant authorities.

On July 24, 2008, Sofora forwarded to Nortel a note and a copy of a letter sent by the Chairman of Telecom Italia S.p.A., stating that the two directors —out of a total of fifteen directors—then appointed to Telecom Italia’s Board pursuant to the proposal of Telefónica, S.A. (of Spain) through Telco S.p.A. (namely, Mr. César Alierta Izuel and Mr. Julio Linares López) had formally confirmed that they committed themselves to abstaining from taking part or voting in those meetings of the Board where proposals or matters related to the activities of Telecom Italia and its controlled companies in the telecommunications market in Argentina, as well as in the same market in Brazil, are to be considered. In addition, with respect to the participation of Mr. Julio Linares López in the Management Committee of Telecom Italia S.p.A., he also formally confirmed that he commits himself to abstaining from taking part or voting in those meetings of the Management Committee relating to the abovementioned proposals or matters.

In his letter, the Chairman of Telecom Italia S.p.A. explained that “the mentioned commitments were officially expressed and recorded at the meeting held by the Board of Directors of Telecom Italia S.p.A. on April 15, 2008. In view of this, Directors (Consiglieri) Mr. César Alierta Izuel and Mr. Julio Linares López shall abstain from taking part and/or voting in the meetings held by the Board of Directors of Telecom Italia, when the abovementioned matters are to be considered, and will not have access to the information relative to the Telecom Group and the rest of the activities of Telecom Italia S.p.A in Argentina.” According to the information provided, these prohibitions provide further assurance as to the complete operational and management separation that exists between the Telefónica Group and the Telecom Italia Group in Argentina.

Our principal shareholders are party to a number of legal proceedings relating to this Transaction which may affect our Board of Directors and matters of corporate governance.  See “Item 8— Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership.”

Ownership of Nortel’s Common Stock

The following table sets forth, as of June 25, 2009 (except as described below), and based upon information available to the Company, each owner of 5% of any class of the Company’s equity securities and the total amount of each class of the Company’s equity securities owned by the Company’s directors and officers, as a group.

	Number of Shares Owned	Percent of Class
Series A Preferred Shares (1)(2):
Banco Santander Rio, Buenos Aires	671,682	63.22%
Fimex International Limited	346,413	32.61%
Series B Preferred Shares (1)(2)(3):
Fintech Advisory Inc.	172,760	11.75%
JPMorgan Chase & Co.	178,182	12.12%
Galisteo Investments C.V.	145,000	9.86%
Ordinary Shares:
Sofora Telecomunicaciones S.A.	5,330,400	100%

(1)        The Series A and Series B Preferred Shares have limited voting rights. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares—Nortel’s Capital Stock—Voting Rights” for a description of the voting rights of the Series A Preferred Shares and Series B Preferred Shares. The Series A Preferred Shares, in general, have voting rights which are similar to those of the Series B Preferred Shares.  However, the Series A shareholders currently have the right to appoint a member of the Nortel Board of Directors as a consequence of Nortel’s non-payment of the Base Dividend (as such term is defined in the terms of issuance of such Preferred Series A Shares) corresponding to the fiscal year ended December 31, 2001 and subsequent fiscal years. The Series B shareholders do not have such a right.

(2)        Share ownership information is based on the best information available to the Company. However, current holdings may be different.

(3)        Banco Santander Rio S.A., Buenos Aires is the record holder of all of the Series B Preferred Shares.  Information presented relates to reported ownership by beneficial owners holding 5% or more of the Series B Preferred Shares.

As of June 25, 2009, there were approximately 29,409,100 Series B ADSs (representing 1,470,455 Series B Preferred shares, or 100% of all Series B Preferred shares outstanding) held in the United States. Since certain of these Series B ADSs are held by nominees, the number of beneficial owners may be greater or less than such estimate.

Shareholders’ Agreements

In December 2003, we were informed that a shareholders’ agreement came into effect between W de Argentina—Inversiones and Telecom Italia and Telecom Italia International, N.V., members of the Telecom Italia Group in order to regulate their relationship as shareholders of Sofora with respect to Nortel and Telecom.

In relation to Sofora, we were informed that W de Argentina—Inversiones will have the right to appoint three of the six directors of Sofora’s Board, while the Telecom Italia Group will appoint the remaining three directors.  Decisions will be made by a majority of the members present at each meeting of Sofora’s Board.

With respect to Nortel, we were informed that both W de Argentina—Inversiones and the Telecom Italia Group will have the right to appoint two directors each out of the six directors on Nortel’s Board.  W de Argentina—Inversiones and the Telecom Italia Group will jointly appoint a fifth independent director.  The sixth director is appointed by the holders of preferred shares Series “A” as long as they are entitled to do so.  Resolutions of Nortel’s Board of Directors will be passed by majority vote from the members present at each meeting of Nortel’s Board.  In the case of a tie, the Chairman’s vote shall break the tie.

We have been informed that the shareholders agreement regarding the Boards of Directors of Telecom Argentina and its subsidiaries provides that Telecom Italia Group shall nominate three directors, and W de Argentina—Inversiones shall nominate two directors, and their respective alternate directors.

In addition, we were informed that this shareholders agreement contemplates that meetings will occur between the Telecom Italia Group and W de Argentina—Inversiones in advance of shareholders’ meetings and Board meetings at which matters (1) will be submitted for a vote at a meeting of shareholders or (2) relate to the holders of Nortel’s Preferred Shares.  The purpose of these prior meetings will be to define the manner in which the respective representatives of the Telecom Italia Group and W de Argentina—Inversiones will vote at these meetings.  Two representatives of the Telecom Italia Group and one representative of W de Argentina—Inversiones will attend these prior meetings, at which decisions will be made by majority vote of those members present, except for certain matters for which W de Argentina—Inversiones will have the right to veto. These matters include:

(i) the approval of any amendments to the bylaws,

(ii) dividend policy,

(iii) any increase or reduction of capital, except for increases or reductions in capital in connection with any possible debt restructuring,

(iv) any change in the location of headquarters,

(v) any acquisition of subsidiaries and/or establishment of new subsidiaries,

(vi) the sale, transfer, granting, assignment or any other disposition of all or substantially all the assets or of any of its subsidiaries,

(vii) decisions to establish new joint ventures,

(viii) creating any lien, charge, encumbrance, pledge or mortgage of its assets that exceeds in the aggregate US$20 million,

(ix) any change of external auditors, which must be chosen among auditors of international reputation,

(x) any transaction between related parties that is not carried out at arms length, and that exceeds the amount of US$5 million, with certain exceptions,

(xi) any extraordinary transaction involving Telecom that exceeds the amount of US$30 million, except for of any transaction in connection with the restructuring of Telecom’s debt and,

(xii) the approval of financial statements.

Finally, with respect to the approval of Telecom’s financial budget, we were informed that the shareholders agreement provided for the formation of an advisory committee that will define the manner in which the vote will be exercised by their respective representatives in shareholders’ meetings and meetings of the Board of Directors. This committee is comprised of two representatives of the Telecom Italia Group and two representatives of W de Argentina—Inversiones.  The committee shall resolve matters with a majority vote of its members.

Regarding legal and administrative proceedings that affect shareholders’ meetings, meetings of the Board of Directors of Sofora, Nortel and Telecom Argentina, as well as other corporate governance matters, see “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Related to Share Ownership—The Argentine Antitrust Commission’s Resolutions No. 04/09, 43/09, 44/09, 62/09 and 64/09.”

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

Under the terms of the financial debt of Telecom Argentina and Telecom Personal, transactions with any holder of 10% or more of its shares and/or with any affiliate (any person that, directly or indirectly, controls or is controlled by or under common control with the company) must be made with terms no less favorable than those than would be obtained in a similar transaction between independent parties. Telecom Argentina and Telecom Personal have adopted measures to adequately ensure compliance with this requirement.

Transactions with related parties of Sofora (including Telecom Italia and W de Argentina—Inversiones and/or their respective affiliates) resulted in expenses or purchases for us of approximately P$243 million for the year ended December 31, 2008. Of that amount, P$229 million was incurred with Telecom Italia and its affiliates for telecommunications services received by Telecom, international capacity hiring, purchases of equipment and materials and other services provided to Telecom, and P$14 million incurred with W de Argentina—Inversiones’ affiliates for insurance costs. See Note 7 to our Consolidated Financial Statements for more detail.

Among the above mentioned expenses incurred through transactions with related parties of Sofora were payments of P$4 million in fiscal year 2008 made to Etec S.A. for international outbound calls. Etec S.A., the monopoly provider of fixed line and wireless telecommunications services in Cuba, is an affiliate of the Telecom Italia Group. The Telecom Italia Group holds, through Telecom Italia International, N.V., a 27% interest in Etec S.A. The other shareholders in the company include the Cuban government which controls 51% of the company and four other Cuban shareholders. In addition to its shareholding in Etec S.A., Telecom Italia International is a party to a shareholders’ agreement pursuant to which it has the right to designate certain senior executive officers and a majority of the board of directors of Etec S.A. on alternate years, and has also agreed to provide certain technical assistance to Etec S.A. We do not believe that our affiliation with Etec S.A. is material to our results of operations or financial condition.

Transactions with related parties of Sofora resulted in income to us of approximately P$34 million for the year ended December 31, 2008, corresponding to payments from Telecom Italia and its affiliates of P$29 million and from W de Argentina—Inversiones of P$5 million for telecommunications services provided by Telecom. See Note 7 to our Consolidated Financial Statements for more detail.

The following technical services agreements have been entered into by Telecom Argentina and Telecom Personal with Telecom Italia during 2006 to 2008.

Telecom Argentina entered into technical services agreements with Telecom Italia in 2006 and 2007.  The technical service agreement signed in 2007 was effective until February 2008.  These agreements were submitted for prior approval pursuant to the process established by Decree No. 677/01 for relevant contracts with related parties. The agreements were submitted to an independent firm for evaluation and found to be “reasonable” and “in accordance with market practice in all material respects.” These technical services agreements also were submitted and approved by Telecom Argentina’s Audit Committee and its Board of Directors.  Under these agreements, Telecom Argentina incurred P$3 million for the year ended December 31, 2008, P$12 million for the year ended December 31, 2007 and P$9 million for the year ended December 31, 2006.

Telecom Personal entered into technical services agreements with Telecom Italia in 2006 and 2007. The technical service agreement signed in 2007 was effective until August 2008. Because the amount of the 2006 technical service agreement exceeded 1% of its shareholders’ equity, covenants assumed by Telecom Personal in its debt restructuring process and the terms of its debt agreements required evaluation by an independent firm.  The independent firm concluded that the agreement was “reasonable” and “in accordance with market practice in all material respects” and it was subsequently approved by Telecom Personal’s Board of Directors. The technical service agreement in 2007 was approved by the Board of Directors and did not require separate independent firm approval. Under these agreements, Telecom Personal incurred costs of P$5 million for the year ended December 31, 2008, P$10 million for the year ended December 31, 2007 and P$3 million for the year ended December 31, 2006.

At the beginning of year 2009, Telecom Argentina and Telecom Personal entered into new technical services agreements with Telecom Italia for the term of one year.  Under these agreements, Telecom Argentina and Telecom Personal would incur costs of €2.5 million and €1.8 million, respectively, for the duration of the contract.

As of December 31, 2008, the Company had outstanding financial debt of approximately P$6.2 million in the form of various renewable one-year-term loans from Telecom Personal.  The average annual interest rate on these loans is 26.5% and the largest amount outstanding during the past fiscal year was P$6.2 million.  The outstanding amount of this facility as of this date is approximately P$12.7 million.  Nortel applied these funds to its fiscal and administrative expenses.

As of December 31, 2008, we had no loans outstanding to executive officers of Nortel and Telecom had no loans outstanding to executive officers of Telecom Argentina.

Interests of Experts and Counsel

Not applicable.

ITEM 8.                             FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18 for the Company’s Financial Statements. For a description of events that have occurred since the date of the Company’s Financial Statements, see “Item 4—Information on the Company—Recent Developments.”

Legal Proceedings

Legal Proceedings Relating to Share Ownership

In 2007, certain parties holding an indirect interest in Telecom Italia S.p.A, one of our principal indirect shareholders, entered into a transaction which resulted in a change in the indirect ownership in Telecom Italia.  See “Item 7—Major Shareholders and Related Party Transactions—Changes in indirect holdings in Telecom Italia.” Following announcement of the transaction, various legal and administrative proceedings have been initiated in Argentina, including challenges brought by W de Argentina - Inversiones S.L. and Messrs. Adrián, Gerardo, Daniel and Darío Werthein with respect to certain corporate governance matters; proceedings by the Argentine Antitrust Commission; challenges by Mr. Gerardo Werthein to certain Board and Shareholders resolutions and claims brought by two employees claiming that the Transaction may affect labor conditions.

Complaint requesting declaratory judgment brought by W de Argentina-Inversiones S.L. and Messrs. Werthein

W de Argentina - Inversiones S.L. and Messrs. Adrián, Gerardo, Daniel and Darío Werthein filed a request for a precautionary measure declaring that the Telecom Italia Group and directors appointed to companies in the Telecom Group at Telecom Italia Group’s request have a conflict of interest with companies in the Telecom Group.  The Court rejected the requests for precautionary measures in their entirety noting that “the granting of said legal remedy would imply in certain cases — prohibition of voting in shareholders’ meetings, preventing Board members from performing the regular duties of their office — a substantial modification in corporate governance, altering the present system of majorities and minorities; and similarly, said remedies could alter the decision making bodies, since the co-plaintiffs could, through said remedies, change the minority they have at present and, as a consequence, their opinions would prevail in the decisions to be adopted, not only altering legal rights, but also altering the economic interests under the respective agreements that the parties had entered into freely (cciv. 1197), since no claims were brought alleging flaws or defects in those contracts.  Furthermore, if the Court directly ordered the requested remedies, said order could in fact imply the setting of a new majority with effective control that not even Telecom Italia S.p.A. had at present, providing the co-plaintiffs with a benefit that would exceed the plaintiffs’ interests; furthermore, the plaintiffs did not explain how this possible consequence could be avoided, even when they seemed to have been aware of said possible consequence from the moment that they requested the appointment of an Observer to inform “about the actions of said directors authorized to act.” The plaintiffs did not appeal this resolution.

Notwithstanding the rejection of the above-mentioned precautionary measure, on February 11, 2008, the Court notified Telecom Argentina, Personal, Nortel and Sofora a precautionary measure by which it had appointed an Observer in charge of reporting relevant information to the Court so that it could evaluate whether Telefónica, S.A. (of Spain)’s participation in Telco S.p.A., would create a real risk of possible conflicts of interest in the decision-making of the Telecom Group companies, Nortel and Sofora. Telecom Argentina and the other companies affected by the precautionary measure appealed its adoption; however the Court rejected the appeal.

The Observer presented its reports on May 14, 2008, informing the Court, among other things, that he had not found any signs of Telefónica, S.A. (of Spain)’s influence in Telecom’s corporate businesses.  On June 3, 2008, Telecom Argentina filed its comments regarding said report.

The Observer’s original two-month period was extended by the Court and ended on September 19, 2008. The plaintiff asked the Court to extend the performance of the Observer for a new period, but the Court denied this request, considering that it was unnecessary because the documentation to be analyzed by the expert had already been submitted. The plaintiff appealed said resolution but then voluntarily dismissed said appeal reserving the right to request the extension of the Observer’s period at a later time.

In September 2008, the Observer delivered the final report (relating to the extended term of appointment) to the Court and Telecom Argentina filed its comments on the report.

On August 13, 2008, Nortel was notified about the complaint recorded “Werthein, Gerardo y Otros c/ Telecom Italia S.p.A y Otros s/ ordinario,” in connection to which the above-mentioned Observer was appointed.  This complaint consists of a request for a declaratory judgment stating that, as long as Telefónica, S.A. (of Spain) continues to hold the same amount of stock in Telecom Italia Group:  a) Telecom Italia S.p.A. and its subsidiary Telecom Italia International N.V. have a conflict of interest with Sofora, Nortel, Telecom Argentina and Personal (jointly “the Telecom Argentina Group Companies”) as a result of which the plaintiffs requested the Court to hold that said shareholders shall not be allowed to take part, discuss matters and vote in shareholders’ meetings held by the Telecom Argentina Group Companies; and b) directors appointed in abovementioned companies at Telecom Italia S.p.A.’s request have a conflict of interest with the Telecom Argentina Group Companies, as a result of which the plaintiffs requested the Court to hold that said directors shall not be allowed to discuss matters and vote in the meetings held by the Board.  Nortel and the defendant directors answered in due time and proper form requesting that said action be rejected in accordance with the factual and legal grounds stated in its answer to the complaint.

At the date of issuance of this Annual Report, the decision of the Court on the underlying question of law is still pending.

The Argentine Antitrust Commission’s Resolutions No. 04/09, 43/09, 44/09, 62/09 and 64/09

On January 9, 2009, the Argentine Antitrust Commission issued Resolution No. 04/09, in which it ruled that the companies involved in the Transaction were required to notify the Argentine Antitrust Commission of the Transaction, as provided by the Antitrust Act, and, until a decision on the merits is reached regarding the Transaction, its effects on the Argentine market and on the buyers’ rights would be suspended.  In particular, Resolution No. 04/09 stated that:

•                The companies that were parties to the Transaction must notify the Argentine Antitrust Commission of the Transaction for its examination.  The Resolution clarified that it does not modify the provisions set forth by Argentine Antitrust Commission Resolution 123/08 (see —Call Options in favor of Telecom Italia International N.V. above). On January 12, 2009, the Argentine Antitrust Commission publicly stated that the companies that were parties to the Transaction had complied with this requirement.

•                Until the Commission issues a resolution with respect to the Transaction, “Telefónica, S.A. (of Spain), Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Sintonia S.A. and Mediobanca S.p.A. shall abstain from exercising — directly or indirectly — their voting rights as direct or indirect shareholders of Telecom Italia S.p.A., Telco S.p.A., Olimpia S.p.A., Telecom Italia International N.V., Sofora Telecomunicaciones S.A., Nortel Inversora S.A., and Telecom Argentina S.A., and their controlled companies including those arising from shareholders’ agreements pursuant to the provisions of section 8 of Law No. 25,156.”

•                The Directors and members of the Supervisory Committee of Sofora, Nortel, Telecom Argentina, Telecom Personal, and their respective subsidiaries located in the Republic of Argentina, as appointed at the request of the Telecom Italia Group, must abstain from taking any action which may go against the provisions of Resolution No. 04/09.

On March 30, 2009, the Argentine Antitrust Commission issued Resolution No. 43/09, designating two Observers until April 30, 2009 charged with verifying that directors and members of the Supervisory Committee appointed at the request of Telecom Italia S.p.A. or Telecom Italia International N.V. to Sofora, Nortel, Telecom Argentina, Telecom Personal and their subsidiaries located in Argentina comply with terms of Resolution No. 04/09.  Further, through Resolution No. 62/09, notified to Nortel on May 7, 2009, the Argentine Antitrust Commission ordered that these same Observers carry out identical functions as those established in Resolution No. 43/09 for a period of 30 business days from the notification of said resolution.

Additionally, on April 3, 2009, the Argentine Antitrust Commission issued Resolution No. 44/09, resolving the following:

•                Telecom Italia S.p.A. and Telecom Italia International N.V., their attorneys-in-fact, officers and directors, and of their direct and indirect shareholders and the directors and members of the Supervisory Committee appointed by Telecom Italia S.p.A. or Telecom Italia Internacional N.V. at Sofora, Nortel, Telecom Argentina, Personal, Microsistemas and Cubecorp should have refrained and shall refrain from taking any actions which involved or may involve in the future, directly or indirectly, the exercise of the voting rights, exclusively, or from deciding or giving instructions for the exercise of voting rights,

•                Sofora, Nortel, Telecom Argentina, Personal, Microsistemas and Cubecorp must revoke and retract all decisions passed by the Board of Directors, Committees, Supervisory Committees, Attorneys-in-fact or Managers, or those holding similar positions, which implied the exercise of voting rights as from January 9, 2009, the date on which the Argentine Antitrust Commission passed Resolution No. 4/09, and

•                the Observers, appointed under Resolution No. 43/09 were ordered to appear at the mentioned companies to verify compliance with Resolution N° 44/09.

Resolutions 43/09 and 44/09 were appealed by the interested parties before the Argentine Antitrust Commission, but that Commission rejected these appeals.  Therefore, Nortel, among others, filed a complaint (“recurso de queja”)with the National Court of Appeals of Federal Civil and Commercial Matters seeking to overturn this rejection.  This complaint is currently under review.

In addition, Telecom Italia S.p.A. and Telecom Italia International N.V. have requested a precautionary measure for the suspension of Resolution No. 44/09 until a decision is reached in connection with their motion to reconsider rejection of an appeal against such resolution. On April 24, 2009, the Second National Court of Appeals in Federal Civil and Commercial Matters decided that “it is reasonable to temporarily suspend any discussion of matters relating to the Shareholder Meetings of the Telecom Group at Sofora and Nortel’s Board of Directors meetings, and to temporarily suspend Telecom Argentina and Nortel’s Ordinary and Extraordinary Shareholder Meetings until the Court renders a decision regarding the precautionary measure herein requested.”

On May 26, 2009, the Argentine Antitrust Commission issued Resolution 64/09 resolving to order the Board of Directors of Telecom Argentina S.A. the immediate reestablishment of the Steering Committee that had been previously dissolved and to order Telecom Argentina S.A. to revoke the previous unification of the roles of the General Directors (of Corporate Matters and of Operations) into the position of Chief Executive Officer and its designation, thereby restoring the roles prior to this unification as well as restoring modifications to the Authorization Regime.  Resolution 64/09 also ordered the revocation of all the decisions adopted which implied the exercise of voting rights since the issuance of Resolution 4/09 on January 9, 2009. In this regard, Telecom Argentina called a Meeting of its Board of Directors, to be held on June 12, 2009, which included an item in the agenda regarding Consideration of Resolution No. 64/09 of the Argentine Antitrust Commission and measures that, if any, correspond to be adopted.  On June 11, 2009, Telecom Argentina was notified of a Resolution of the Second Court of Appeals in Federal Civil and Commercial Matters by which Telecom Argentina was ordered to “abstain from considering, in the Meeting of the Board of Directors to be held on June 12, 2009, the item of the agenda “Consideration of Resolution No. 64/09 of the Argentine Antitrust Commission and measures which may have to be adopted.”

As of the date of this Annual Report, we cannot predict if additional measures will be taken by the Argentine Antitrust Commission or relevant authorities or courts, and whether, if taken, they could affect Telecom Argentina’s and Nortel’s operations.

Vote of non-approval of Mr. Gerardo Werthein’s performance as Regular Director and Mr. Werthein’s challenge to Board of Directors’ decisions

At the Annual Shareholders’ Meeting held on April 29, 2008, after the approval of the 2007 financial statements, Telecom Argentina’s shareholders decided, upon a majority vote, not to approve Mr. Gerardo Werthein’s performance as Regular Director during fiscal year 2007.  Mr. Werthein brought a claim before the courts requesting the annulment of this decision.  On September 5, 2008, Telecom Argentina was notified of this claim and answered the complaint in due time and proper form, requesting that it be completely rejected.  The decision of the court is still pending.

Nortel was also notified of this claim and appeared before the court as a third party to exercise its right of defense.

On October 16, 2008, Telecom Argentina was notified of claim brought against it entitled “Werthein, Gerardo c/Telecom Argentina S.A. s/Nulidad de Resoluciones de Directorio.”  At the pre-trial conference regarding the claim, it was determined that the purpose of the plaintiff’s claim was to challenge certain decisions adopted in Telecom Argentina’s Board meetings held on August 5 and September 10, 2008.  The pre-trial conference was concluded with no agreement reached between the parties. Telecom Argentina answered the complaint in due time and proper form, requesting that it be completely rejected. The decision of the court is still pending.

Employee objections to the Transaction and resulting precautionary measures dictated by Argentine Labor Courts

In December 2008, Telecom was notified of two precautionary measures imposed by two Labor Courts of the Province of Buenos Aires (Lanus and San Isidro cities) at the request of two employees of Telecom, who attempted to reject the modifications in the equity holdings of indirect shareholders resulting from the Transaction, on the ground, that, in the opinion of these employees, the ownership changes may affect the labor conditions of Telecom Argentina’s employees. The precautionary measures require Telecom to refrain from making changes that would result in alteration of Telecom’s legal ownership structure on the date that Telecom was notified of these precautionary measures, and making changes that could produce a monopoly in the telecommunications market. Telecom was also required to refrain from making modifications to employment terms that could imply impairment of labor conditions.

On February 2, 2009, the Labor Court of the city of Lanus declared itself incompetent, thus revoking its precautionary measure.

On March 17, 2009, the Labor Court of the City of San Isidro, at the request of Telecom Argentina, revoked the precautionary measure.

Nortel, Telecom Argentina and Telecom Personal have sent, in accordance with the Argentine rules on publication of material events, several notes and information on the subjects mentioned in this section, which are available at the CNV website:  www.cnv.gov.ar (section “Autopista Financiera”).

The information contained under “Item 8—Financial Information—Legal Proceedings” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated by reference herein in partial answer to this Item 8. See Exhibit 15(b).

Dividend Policy

Under the Argentine Corporations Law, dividends may only be declared out of liquid and realized profits determined based on non-consolidated financial statements prepared in accordance with Argentine GAAP and other applicable regulations issued by the CNV and other regulatory bodies.  Furthermore, liquid and realized profits can only be distributed when all of the accumulated deficit from past periods has been absorbed and the legal reserve has been constituted (or reconstituted).  Pursuant to the terms of issuance of the Series B Preferred Shares, in respect of any fiscal year, holders of Series B Preferred Shares are entitled to a dividend in an amount equal to approximately 48.96% of the earnings of Nortel legally available for distribution remaining after providing for any dividend and redemption payments (whether scheduled or mandatory) in respect of Series A Preferred Shares. The holders of Nortel’s common stock are entitled to receive the remaining 51.04%.

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

Amounts payable to the holders of Series A Preferred Shares are determined pursuant to the Terms of Issuance of the Series A Preferred Shares. The Series A Preferred Shares pay a dividend of 6% per annum on the nominal amount outstanding P$317 million plus CER as of the date hereof), referred to as the “base dividend,” which is required to be paid prior to the end of May of each year. In addition, beginning with the Nortel fiscal year commencing January 1, 1994 and for each fiscal year thereafter for which net and realized profits are legally available for distribution after providing for payment of the base dividend, holders of Series A Preferred Shares will receive an additional dividend calculated based on percentage of the Distributable Return on Equity of Telecom, if the DROE is higher than 10%. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares—Nortel’s Capital Stock—Dividends” and Note 9 to our consolidated financial statements included in Item 18 of this Annual Report.

In addition, beginning in 1998 and continuing through 2008, Nortel was required to make redemption payments on its Series A Preferred Shares of P$55 million per year plus CER and dividend payments. If Nortel does not have sufficient cash to make the required redemption and dividend payments, the redemption payments and dividend payments will continue to accrue and be due and payable when Nortel obtains the required cash.  Such redemption payments reduce the amount which would otherwise be available to make dividend payments on Series B Preferred Shares and Nortel common stock. Nortel has not made any redemption payments on the Series A Preferred Shares since 2001 due to the lack of liquid and realized profits and/or distributable reserves, therefore all scheduled redemption payments after that date remain due and payable. As of December 31, 2008, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was approximately P$1,038.9 million including the effects of CER.

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

The last time Telecom Argentina paid dividends was for the fiscal year ended December 31, 2000. At December 31, 2001, Telecom Argentina had unassigned positive results of P$901 million.  However, at its annual shareholders’ meeting held on April 24, 2002, the shareholders decided that because of the political and economic situation in Argentina and Telecom Argentina’s financial condition, it would not pay dividends for the year ended December 31, 2001. In the year ended December 31, 2002, Telecom Argentina suffered a P$4,386 million loss that reduced its net assets by 84.3 % and resulted in negative unassigned results, a situation that continued through subsequent periods.  For this reason, Telecom Argentina did not meet the conditions required under the Argentine Corporations Law for the distribution of dividends in years ended December 31, 2002, 2003 and 2004.

The notes that Telecom Argentina issued pursuant to the APE also provide that if Telecom Argentina makes any distribution payment (a term which includes any dividend), then the minimum excess cash payment for the relevant period must be at least two and a half times such distribution payment.

Telecom Argentina’s shareholders, at their meeting of April 27, 2006, approved the absorption of part of the accumulated deficit with Telecom Argentina’s legal reserve and part with its inflation adjustment of capital account. Following this action, Telecom’s accumulated deficit amounted to P$1,836 million and its legal reserve was fully depleted.  As a result, pursuant to the Argentine Corporations Law, Telecom Argentina was not permitted to distribute any dividends for the year ended December 31, 2005.  Similarly, Telecom Argentina’s shareholders, at their meeting of April 27, 2007, approved the transfer of the accumulated deficit at December 31, 2006, in its entirety, to the next fiscal year.  Following this action, Telecom’s accumulated deficit amounted to P$1,592 million and no dividends were permitted for fiscal year 2006.  Additionally, Telecom Argentina’s shareholders, at their meeting of April 29, 2008, approved the transfer of the accumulated deficit at December 31, 2007, in its entirety, to the next fiscal year.  Following this action, Telecom’s accumulated deficit amounted to P$708 million and no dividends were permitted for fiscal year 2007. Until it absorbs the remaining accumulated deficit and fully rebuilds its legal reserve to an amount of P$277 million, Telecom Argentina will be similarly prohibited from making any distributions.  Net income for the year 2008 was P$961 million, while Retained Earnings as of December 31, 2008 showed a positive balance of P$253 million. The Board of Directors submitted for consideration at the annual shareholders’ meeting, the allocation of Retained Earnings in the amount of P$253 million for the partial reconstitution of the legal reserve previously absorbed on April 27, 2006. However, Telecom Argentina’s shareholders meeting has been provisionally suspended by a precautionary measure and this decision has yet to be made. See “—Legal Proceedings Relating to Share Ownership—The Argentine Antitrust Commission’s Resolutions No. 04/09, 43/09, 44/09, 62/09 and 64/09” above.

Under the above-described restrictions, the legal ability of shareholders at any subsequent annual meeting of Telecom Argentina to vote to distribute dividends depends on: (i) the reconstitution of Telecom Argentina’s legal reserve that was used to partially absorb accumulated deficit (P$277 million absorbed on April 27, 2006); (ii) the existence of liquid and realized profits in excess of (i); and (iii) satisfaction of the financial conditions necessary to distribute dividends without negatively affecting the interests of Telecom Argentina.

In elaborating the annual report in compliance with Argentine requirements, at the end of each fiscal year, the Board of Directors analyzes Nortel’s economic and financial position and its compliance with the above-mentioned restrictions.  The Board of Directors then proposes a course of action with respect to retained earnings, which may or may not include a dividend distribution.  The decision with regards to the Board’s proposal is made by Nortel’s shareholders at the Shareholders Meeting.

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

As of June 24, 2009, the number of shares authorized and outstanding was as follows:

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

	Per Series B ADS
	High	Low
	(dollars)
Annual
2004	7.85	4.50
2005	12.20	6.50
2006	14.21	6.87
2007	28.05	12.52
2008	20.85	3.00
Quarterly
2006
First Quarter	10.00	8.85
Second Quarter	9.70	6.87
Third Quarter	8.93	7.61
Fourth Quarter	14.21	8.84
2007
First Quarter	15.80	12.52
Second Quarter	28.05	14.50
Third Quarter	25.79	17.30
Fourth Quarter	24.19	20.09
2008
First Quarter	20.85	16.10
Second Quarter	19.50	12.82
Third Quarter	15.10	10.10
Fourth Quarter	11.25	3.00
Monthly
2008
December	5.16	4.12
2009
January	4.60	4.10
February	4.63	4.00
March	4.48	3.57
April	4.44	3.89
May	5.60	4.70
June (through June 24, 2009)	6.30	5.63

On June 24, 2009, the reported last sale price of the Series B ADSs on the New York Stock Exchange was US$6.05.

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

Voting Rights

The holders of Series B Preferred Shares, or their proxies, shall be entitled to attend the Shareholder Meetings of Nortel but their attendance shall not be required to form a quorum and they shall have no voting rights, except: (i) if, after Nortel’s third full fiscal year in existence, dividends could be but have not been fully paid on the Series B Preferred Shares; (ii) if Nortel fails to comply with any of the covenants described below, including the covenant to ensure Telecom Argentina maintains a ratio, on a pro forma basis, of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) of not more than 1.75 to 1; or (iii) upon the occurrence of the events specified in Article 217 or Article 244, fourth paragraph, of the Corporations Law, including the voluntary delisting of securities, certain events of dissolution, change in corporate purpose or duration, transfer of corporate domicile outside of Argentina, repurchase of securities or merger in which Nortel is not the surviving corporation. In the event that the voting rights associated with the Series B Preferred Shares are triggered, each Series B Preferred shareholder will be entitled to exercise one vote per share and will vote together with the holders of Series A Preferred Shares (to the extent the Series A Preferred Shares are entitled to vote) and the common stock as one class, except as to matters related to the election of directors where, as set forth in Article 15 of Nortel’s bylaws, all the preferred shares of Nortel shall vote as a separate class and shall be entitled to elect one Acting and one Alternate director. The voting rights of the holders of Series B Preferred Shares will cease upon the full distribution by Nortel of all previously declared, accrued and unpaid dividends, plus any applicable interest thereon. Furthermore, in those cases where the granting of voting rights to the holders of Series B Preferred Shares would result in a violation of any commitment of Nortel under the Transfer Contract, or any other law or regulation applicable to the holding of a controlling interest by Nortel in Telecom, such voting rights may not be exercised until authorization has been obtained from the appropriate authority. As a result of Nortel’s violation in previous years of the covenant contained in the Series B and Series A Preferred Shares, which requires the ratio of Telecom Argentina’s total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) to be less than 1.75, the Series B Preferred Shares acquired voting rights.  Since December 31, 2006 such ratio has no longer exceeded 1.75:1 and as a result Series B Preferred Shareholders have not had director voting rights in fiscal years 2007 and 2008, and will not have director voting rights in fiscal year 2009.

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

The Series A Preferred Shares have limited voting rights that in general are similar to the Series B Preferred Shares. The voting rights of the Series A Preferred Shares are also triggered if Nortel fails to make the required dividend payments on the Series A Preferred Shares. As a result of Nortel’s failure to make the required dividend payments on the Series A Preferred Shares for the years ended December 31, 2007, 2006, 2005, 2004, 2003 and 2002 the Series A Preferred shareholders acquired voting rights to appoint a member of Nortel’s Board of Directors.  Accordingly, at Nortel’s annual shareholders’ meeting held on April 30, 2008, the Series A Preferred shareholders have appointed Javier Errecondo (and his alternate director, Saturnino Jorge Funes) to Nortel’s board of directors.  As a result of the provisional suspension of the Company’s 2009 annual shareholders’ meeting for fiscal year 2008 pursuant to an Argentine court’s order, Javier Errecondo and Saturnino Jorge Funes still occupy their respective seats as of the date of this Annual Report.

The common stock has full voting rights.

In addition, any person who enters into a voting agreement with other shareholders in a public company must inform the CNV of that voting agreement and must file a copy of that voting agreement with the CNV.

Dividends

Under the Argentine Corporations Law, dividends can be lawfully paid and declared only out of the company’s realized and liquid profits subject to the discretion of ordinary shareholders. The board of directors submits to the shareholders for approval at an ordinary meeting of shareholders, the company’s financial statements for the previous fiscal year, together with a report thereon by the board of directors. The shareholders, upon approving the financial statements, determine the allocation of net profits (if any) of the company. The Argentine Corporations Law requires Argentine companies to allocate 5% of such net profits to a legal reserve until the amount of such reserve equals 20% of the capital stock of the company. The legal reserve is not available for distribution. The remainder of net profits may be paid as dividends on common stock or retained as a voluntary reserve, contingency reserve or other account, or a combination thereof, all as determined by the shareholders. Dividends may not be paid if the legal reserve has been impaired.

At the annual shareholders’ meetings for the fiscal years ended December 31, 2007, 2006, 2005, 2004, 2003 and 2002, held on April 29, 2008, April 27, 2007, April 27, 2006, April 27, 2005, April 29, 2004, April 30, 2003 and April 24, 2002, respectively, Telecom’s shareholders announced that due to Telecom’s financial condition, results of operations and debt service obligations, no dividend payments would be made for the 2007, 2006, 2005, 2004, 2003, or 2002 fiscal years, respectively. Consequently, at Nortel’s annual shareholders’ meeting for the fiscal years ended December 31, 2007, 2006, 2005, 2004, 2003 and 2002 held on, April 30, 2008, April 27, 2007, April 27, 2006, April 27, 2005, April 29, 2004 and April 30, 2003, respectively, Nortel’s shareholders’ announced that no dividends would be paid for the fiscal years ended December 31, 2007, 2006, 2005, 2004, 2003 or 2002 respectively.  Additionally, as of the date of this Annual Report, since Telecom Argentina had not declared a dividend for the fiscal year ending December 31, 2008, Nortel had not made a dividend payment to its shareholders for fiscal year ending 2008.

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

The Series A Preferred Shares are scheduled to be redeemed in ten equal and consecutive annual installments from February 1998 to February 2007.  The redemption payments on the Series A Preferred Shares reduce the amount which would otherwise be available to make dividend payments on Series B Preferred Shares and Nortel common stock.  On April 27, 2005, April 27, 2006, April 27, 2007 and April 29, 2008 at Telecom’s annual shareholders’ meetings for the fiscal years ended December 31, 2004, 2005, 2006 and 2007 Telecom’s shareholders decided that no dividend payments would be made due to Telecom’s financial condition, results of operations and debt service obligations.  Consequently at Nortel’s annual shareholders’ meetings held on April 27, 2005, April 27, 2006, April 27, 2007 and April 30, 2008, for the fiscal years ended December 31, 2004, 2005, 2006 and 2007, respectively, Nortel’s shareholders decided that there would be no amortization of the Series A Preferred Shares, due to the lack of liquid and realized profits and/or distributable reserves.  Additionally, as of the date of this Annual Report, since Telecom Argentina had not declared a dividend for the fiscal year ending December 31, 2008, Nortel had not made redemption payments on its Series A Preferred Shares for fiscal year ending 2008.

In respect of any fiscal year, holders of Series B Preferred Shares are entitled to a dividend in an amount equal to 48.96% of the earnings of Nortel legally available for distribution remaining after providing for any dividend and redemption payments (whether scheduled or mandatory) in respect of Series A Preferred Shares. The failure to pay dividends in 2001, 2002, 2003, 2004, 2005, 2006 and 2007 did not trigger any voting rights with respect to the

Series B Preferred Shares because there were no earnings of Nortel legally available for distribution. However, Nortel’s failure to cause Telecom Argentina to comply with the financial ratio covenant in the Series B Preferred Shares and Series A Preferred Shares did trigger the Series A and B Preferred Shares’ voting rights to appoint a member of Nortel’s Board of Directors. See “—Voting Rights” above.

The dividends of the Series B Preferred Shares are not cumulative. However, any dividend that is due and payable but is not declared and made available for payment by the end of the fifth calendar month after the close of the respective fiscal year of Nortel will continue to be calculated, denominated and maintained in U.S. dollars and will bear interest from the last day of such calendar month until it is made available for payment to the shareholders, at an annual rate equal to LIBOR. All dividends declared with respect to the Series B Preferred Shares are made available pro rata to the holders entitled thereto. In calculating the amount of the dividend payable in respect of the Series B Preferred Shares, the earnings of Nortel legally available for distribution are determined in accordance with the Argentine Corporations Law.

Meetings of Shareholders

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. Nortel is required to hold an annual ordinary meeting of shareholders in each fiscal year to consider the matters outlined in Article 234 of the Argentine Corporations Law, Article 72 of Law No. 17,811 (as amended by the Transparency Decree) and CNV rules, including, but not limited to:

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

Capital Increase and Reductions

Nortel may increase its capital upon authorization of the shareholders at an ordinary meeting. All capital increases must be registered with the CNV, published in the Official Bulletin and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. A voluntary reduction of capital must be approved by an extraordinary meeting of the shareholders and may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or attachment. Under the Argentine Corporations Law, reduction is mandatory when the accumulated deficit has exceeded reserves and at least 50% of the stated capital. The application of such rule was suspended until December 10, 2005 by various Decrees issued by the Executive Branch.  Nevertheless, as of December 31, 2008 and as of March 31, 2009, Nortel has no accumulated deficit.

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

Series A Preferred Shares are redeemable. The Series A Preferred Shares were to be redeemed in ten equal annual installments of their subscription price beginning in 1998 and continuing through 2007, payable within five months of the end of each fiscal year. The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves. Any redemption payment not declared nor paid by Nortel when due shall bear interest as from the due date until the date they are made available to shareholders, at LIBOR.  On April 27, 2005, April 27, 2006, April 27, 2007 and April 29, 2008 at Telecom’s annual shareholders’ meetings for the fiscal years ended December 31, 2004, 2005, 2006 and 2007 Telecom’s shareholders decided that no dividend payments would be made due to Telecom’s financial condition, results of operations and debt service obligations.  Consequently at Nortel’s annual shareholders’ meetings held on April 27, 2005, April 27, 2006, April 27, 2007 and April 30, 2008, for the fiscal years ended December 31, 2004, 2005, 2006 and 2007, respectively, Nortel’s shareholders decided that there would be no amortization of the Series A Preferred Shares, due to the lack of liquid and realized profits and/or distributable reserves.  Additionally, as of the date of this Annual Report, since Telecom Argentina had not declared a dividend for the fiscal year ending December 31, 2008, Nortel had not made redemption payments on its Series A Preferred Shares for fiscal year ending 2008.

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

In the event of an increase in capital, shareholders of Nortel of any given class have a preemptive right to purchase any issue of shares of such class in an amount sufficient to maintain their proportionate ownership of Nortel’s capital stock. For any shares of a class not preempted by any holder of that class, the remaining holders of the class will assume pro rata the non-preempting shareholders’ preemptive rights. Pursuant to the bylaws, if any Series A or Series B shares of common stock are not preempted by the existing holders of each such class, the other class of common stock may preempt such class, subject to approval by the regulatory authorities. Preemptive rights must be exercised within 30 business days following the time when notices to the shareholders of their opportunity to preempt the capital increase are published for three days in the Official Bulletin of the Republic of Argentina and a widely circulated newspaper in Argentina.

Pursuant to the Argentine Corporations Law, preemptive rights could only be restricted or suspended in certain particular and exceptional cases by a resolution of an extraordinary meeting of shareholders when required by the interest of the Company.

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

Under the terms and conditions of the Series A and Series B Preferred Shares, failure to comply with the above mentioned covenants will result in both the Series A and Series B Preferred Shares acquiring voting rights. See “—Voting Rights.”

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

Neither the bylaws of the Company nor any Argentine law require that members of the Board be shareholders.

Limitations on Foreign Investment in Argentina

Under the Argentine Foreign Investment Law, as amended (the “FIL”), the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL.  Foreign investments generally are unrestricted.  However, foreign investments in certain industries, such as broadcasting, are restricted as to percentage.  No approval is necessary to purchase the Series B Shares.  The FIL does not limit the right of non-resident or foreign owners to hold or vote the Series B Shares, and there are no restrictions in the Company’s bylaws limiting the rights of non-residents or non-Argentines to hold or to vote the Company’s Series B Shares.  Notwithstanding the foregoing, regulations implemented by the CNV require that all shareholders that are companies who register to participate at a shareholders’ meeting should provide details of their registration in the Republic of Argentina.  To acquire participation in a company in Argentina, non-Argentine companies are required to comply with the share ownership registration requirements as provided for under Section 123 of the Argentine Corporations Law.

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

Under the Transparency Decree and General Resolution No. 401/02 of the CNV, a party that wishes to obtain either a majority or a significant equity ownership interest in a corporation must offer the same price offered to the majority shareholder to all of the corporation’s shareholders.  This regulation applies to all Argentine corporations with listed securities unless the corporation’s shareholders specifically vote not to adopt the regime, in which case the corporation is required to publicly disclose that its shareholders have voted not to be subject to the regime.  On April 30, 2003, Nortel’s shareholders voted not to adopt the regime established by the Transparency Decree and General Resolution No. 401/02, under which the Company is currently classified as a “Sociedad No Adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria” or a “Corporation Not Adhering to the Optional Statutory Regime of Public Offer of Mandatory Acquisition.”

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

Taxation of Dividends

Pursuant to Argentine Law No. 25,063 passed by the Argentine Congress on December 7, 1998, dividends of cash, property or capital stock of Nortel on the Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares are, in general, exempt from Argentine withholding tax and other taxes. Nevertheless, under such law, a corporation that makes a distribution of dividends to its shareholders in excess of the amount of its accumulated income at the close of the previous taxable year, as determined by application of the Argentine Income Tax Law (the “Income Tax Law”), shall have to withhold a 35% tax from such excess. For purposes of this rule, the amount of income to be considered shall be determined by (1) deducting from taxable income (calculated under the general rules of the Income Tax Law) the income tax paid by the Company during the fiscal year in which the profits that are being distributed were earned and (2) adding the dividends and profits received as distributions from other corporations not subject to tax. If the distribution is in kind, then the corporation must pay the tax to the tax authorities and will be entitled to seek reimbursement from the shareholders.

Taxation of Capital Gains

Capital gains earned by non-resident individuals or foreign companies from the sale, exchange or other disposition of Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares are not subject to tax.

Tax on Personal Property

Argentine Law No. 25,585, as amended by Law No. 26,317, imposes a Tax on Personal Property. According to this tax the following persons are subject to an annual tax on certain assets, which is levied at rates ranging from 0.50% to 1.25% depending on the value of such assets as of December 31 of each year: (i) individuals domiciled in Argentina for assets located in Argentina and abroad and (ii) individuals domiciled outside of Argentina for assets located in Argentina.

For purposes of this tax, shares of stock of Argentine corporations, such as Nortel’s Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares, are considered assets located in Argentina. The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity as stated in the most recent balance sheet of the company as of December 31 of each year. Such tax shall be assessed on and paid by the corresponding Argentine company issuer of the shares, such as Nortel. The tax so paid shall be considered as a definite payment.

Although Nortel is required to pay this tax on behalf of the holders of its Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares, it has the right to obtain reimbursement of the amounts paid from its shareholders even if this requires holding and/or foreclosing the property on which the tax is due.

Therefore, Nortel’s Series B ADSs (held in book entry form or evidenced by ADRs), Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares held by individuals, irrespective of their place of residence, and legal entities domiciled outside of Argentina are subject to the Personal Assets Tax which, as mentioned above, shall be paid by Nortel on behalf of such holders of Series B ADSs (held in book entry form or evidenced by ADRs), Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares.

On November 4, 2003, July 30, 2004, October 26, 2005, April 30, 2007, and August, 2008 Nortel requested reimbursement of the Personal Assets Tax the from its holders as of December 31, 2002, 2003, 2004, 2005, 2006 and 2007 of Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and ordinary shares. As of the date hereof, holders of Ordinary Shares had reimbursed Nortel approximately US$354,400 and holders of Series B ADSs, Series B Preferred Shares, and Series A Preferred Shares had reimbursed Nortel approximately US$91,484. Although Nortel has the right to obtain reimbursement of remaining amounts paid on behalf of holders, as of the date of this Annual Report no effective procedure has been developed which would allow Nortel to collect from its shareholders the amount of the Personal Assets Tax paid by Nortel on their behalf. No assurances can be made that Nortel will be successful in seeking reimbursement of such taxes paid on behalf of holders of Series B ADSs, Series B Preferred Shares and Series A Preferred Shares. Until such procedures are developed, payment of such taxes will constitute additional expenses for Nortel. As of December 31, 2008, Nortel recorded a provision of P$11.0 million for the credit of the accounts paid by the Company for this tax.

Nortel expects that in 2009 it will similarly request reimbursement of the Personal Assets Tax from its holders as of December 31, 2008 of Series B ADSs, Series B Preferred Shares and Series A Preferred Shares.

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

Deposit and Withdrawal of Series B Preferred Shares in Exchange for Series B ADSs

No Argentine tax is imposed on the deposit or withdrawal of Series B Preferred Shares in exchange for Series B ADSs.

Tax Treaties

There is currently no income tax treaty or convention in effect between Argentina and the United States.

United States Federal Income Taxes

The following discussion is a summary of the material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of Series B ADSs or Series B Preferred Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities.  This summary applies only to persons that hold Series B ADSs or Series B Preferred Shares as capital assets for U.S. federal income tax purposes and does not address the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as:

•                  certain financial institutions;

•                  dealers and traders in securities who use a mark-to-market method of tax accounting;

•                  persons holding Series B ADSs or Series B Preferred Shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the Series B ADSs or Series B Preferred Shares;

•                  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•                  persons liable for the alternative minimum tax;

•                  tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•                  entities classified as partnerships for U.S. federal income tax purposes;

•                  persons that own or are deemed to own 10% or more of any class of Nortel stock; or

•                  persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation, or

•                  persons holding shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Series B ADSs or Series B Preferred Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ADSs or Series B Shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the ADSs or Series B Shares.

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

•                  a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state therein or the District of Columbia; or

•                  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, for U.S. federal income tax purposes, holders of Series B ADSs will be treated as the owners of the underlying Series B Shares. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Series B Shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary (“pre-release”) or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares.  Such actions would also be inconsistent with claiming the reduced rate of tax applicable to dividends received by certain non-corporate holders.  Accordingly, the analysis of the creditability of Argentine taxes, and the availability of the reduced rate of tax for dividends received by certain non-corporate holders described below could be affected by actions taken by such parties or intermediaries.

This discussion assumes that Nortel is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

To the extent paid out of current or accumulated earnings and profits of Nortel (as determined in accordance with U.S. federal income tax principles), distributions made with respect to Series B ADSs or Series B Preferred Shares will be included in the income of a U.S. Holder as ordinary dividend income.  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. holders as dividends.  Subject to applicable limitations, and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15% if the dividends represent “qualified dividend income.” “Qualified dividend income” means dividends received from qualified foreign corporations, and a foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock which is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded.  U.S. Holders should consult their tax advisors regarding the availability of the reduced dividend tax rate in light of their particular circumstances.  The amount of this dividend will include any amounts withheld by us or our paying agent in respect of Argentine taxes.  Dividends will be treated as foreign source dividend income to you and will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code.  Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the Depositary’s) receipt of the dividend.  The amount of the distribution will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of Series B ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars.  If the distribution is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source income or loss.

Subject to applicable limitations and conditions that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes withheld from dividends on Series B ADSs or Series B Preferred shares will be creditable against a U.S. Holder’s U.S. federal income tax liability.  However, amounts paid on account of the Tax on Personal Property will not be eligible for credit against a U.S. Holder’s federal income tax liability.  The rules governing foreign tax credits are complex, and U.S. holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances.  Instead of claiming a credit, U.S. holders may elect to deduct otherwise creditable Argentine taxes in computing their taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale, Exchange or Other Disposition of Series B ADSs or Series B Preferred Shares

Gain or loss realized by a U.S. Holder on the sale, exchange and other disposition of Series B ADSs or Series B Preferred Shares will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the Series B ADSs or Series B Preferred shares for more than one year.  The amount of the gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the Series B ADSs or Series B Preferred Shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.  Gain or loss, if any, will generally be U.S. source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the U.S. federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and capital losses, the deductibility of which is subject to limitations.

Deposits and withdrawals of Series B Preferred Shares in exchange for Series B ADSs will not result in taxable gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Nortel believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our taxable year 2008.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Nortel will not be considered a PFIC for any taxable year.  If Nortel were a PFIC for any taxable year during which a U.S. Holder held a Series B ADS or a Series B Preferred Share, certain adverse consequences could apply to the U.S. Holder.

If Nortel were a PFIC for any taxable year during which a U.S. Holder held Series B ADSs or Series B Preferred Shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the Series B ADSs or Series B Preferred Shares would be allocated ratably over the U.S. Holder’s holding period for the Series B ADSs or Series B Preferred Shares sold, exchanged or disposed.  The amounts allocated to the taxable year of the sale or other exchange and to any year before Nortel became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in respect of Series B ADSs or Series B Preferred Shares to the extent in excess of 125 percent of the average of the annual distributions on Series B ADSs or Series B Preferred Shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain, described immediately above.  Certain elections may be available that would result in alternative treatments (such as mark to market treatment) of the Series B ADSs or Series B Preferred Shares.  U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If Nortel were a PFIC for any year during which a U.S. Holder held ADSs or Series B Shares, it generally would continue to be treated as a PFIC with respect to that holder for all succeeding years during which the U.S. Holder held ADSs or Series B Shares, even if the Company ceased to meet the threshold requirements for PFIC status.

In addition, if Nortel were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC in a taxable year in which Nortel pays a dividend or for the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S. related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certify it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

Nortel is exposed to interest rate risk relating to the Series A Preferred Shares. Nortel is also exposed to market risk related to Telecom. As of December 31, 2008 Nortel was not party to any derivative financial instruments.

Market Risk Associated with Series A Preferred Shares. As a result of Telecom’s decision not to pay dividends in respect of the 2004, 2005, 2006 and 2007 fiscal years, Nortel did not make the required amortization payments on the Series A Preferred Shares in 2004, 2005, 2006 and 2007. Additionally, as of the date of this Annual Report, since Telecom Argentina had not paid dividends for the fiscal year ending December 31, 2008, Nortel had not made an amortization payment on its Series A Preferred Shares in 2008.

Pursuant to Decree No. 214/02, the amounts payable on the Series A Preferred Shares is adjusted by CER to reflect inflation. The unpaid dividends and outstanding redemption payments on the Series A Preferred Shares have been “pesified” at the exchange rate of P$1.00=US$1.00. Decree 214/02 provides that payment obligations that were converted into pesos will be adjusted to reflect inflation by applying a reference stabilization rate, referred to as CER. This rate, which is designed to reflect the evolution of the consumer price index published by the Argentine INDEC, is published monthly by the Argentine Central Bank. For the twelve months ended December 31, 2008 the impact of the CER adjustment was P$73.6 million. See Note 9 to our consolidated financial statements included in Item 18 of this Annual Report.

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

At Telecom Argentina’s annual shareholders’ meetings for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 held on April 29, 2008, April 27, 2007, April 27, 2006, April 27, 2005 and April 29, 2004, respectively, the shareholders decided that because of Telecom Argentina’s financial condition, results of operations and debt service obligations, Telecom Argentina would not pay dividends for the years ended December 31, 2007, December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003, respectively.  See “Item 8—Financial Information—Dividend Policy.”  Consequently, at Nortel’s annual shareholder meetings for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 held on April 30, 2008, April 27, 2007, April 27, 2006, April 27, 2005 and April 29, 2004, respectively, Nortel’s shareholders decided that the P$19 million, in dividend payments required to be paid to the Series A Preferred Shareholders for each year would not be paid and the P$55 million of required Series A amortization would not occur in both cases, due to the lack of liquid and realized profits and/or distributable reserves.  Additionally, as of the date of this Annual Report, since Telecom Argentina had not paid dividends for the fiscal year ending December 31, 2008, there had been no amortization of Nortel’s Series A Preferred Shares for fiscal year ending 2008.  As of the date of this Annual Report, the total amount accrued but unpaid to the holders of the Series A Preferred Shares in respect of dividend and amortization payments is approximately P$1,038.9 million.  Nortel’s failure to pay the Series A dividend due to the lack of liquid and realized profits and/or distributable reserves gave the holders of the Series A Preferred Shares the right to exercise their voting rights and appoint a member of Nortel’s board of directors.

The non-payment of the Series A dividend triggered the right of the holders of Series A Preferred Shares to exercise their voting rights and to appoint a member of Nortel’s board of directors.  Accordingly, at Nortel’s annual shareholders meeting held on April 30, 2008, the Series A Preferred shareholders have appointed Javier Errecondo (and his alternate director, Saturnino Jorge Funes) to Nortel’s board of directors. As a result of the provisional suspension of the Company’s 2009 annual shareholders’ meeting pursuant to an Argentine court’s order, Javier Errecondo and Saturnino Jorge Funes still occupy their respective seats as of the date of this Annual Report.

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

ITEM 15.                      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company’s General Manager and Sole Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2008 (the “Evaluation Date”), has concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures, were effective.

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

Management conducted an evaluation of the effectiveness of Nortel’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that Nortel’s internal control over financial reporting was effective as of December 31, 2008.

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

ITEM 16A.             AUDIT COMMITTEE FINANCIAL EXPERT

Nortel’s Audit Committee has at least one audit committee financial expert, Mr. Ricardo Alberto Ferreiro, who is a lawyer.  From 1970 to 1979, Mr. Ferreiro worked in the Financial Management office of the Banco Central de la República Argentina at the Mercado de Valores Department (Stock Market Department). From 1976 to 1979, he worked on the study and analysis of the stock market.  From 1979 to 1980, he worked at the Public Finance Department.  From 1980 to 1989, he worked in the Management of Liquidations and Interventions of Financial Entities.  From 1990 to 1994, Mr. Ferreiro was a Counselor of the President of the Banco Central de la República Argentina.  From 1994 to 1999, he was Statutory Auditor in the Banco Central de la República Argentina.  From 1999 to 2002, Mr. Ferreiro was Director of Caja de Ahorro y Seguro (holding), Director of Caja de Seguros S.A. and Director of Caja de Seguros de Vida S.A.  From 2002 to 2003, he was Director of the Banco Central de la República Argentina.  Since 2003, Mr. Ferreiro has been Director of Nortel S.A. Since 2007, Mr. Ferreiro has been Director of Standard Bank Argentina, S.A.  Based on Mr. Ferreiro’s professional background and training, Nortel has determined that he meets the requirements for an audit committee financial expert.

Since Nortel’s annual shareholders’ meeting called for April 29, 2009 has been provisionally suspended and directors and alternate directors are appointed at annual shareholders’ meeting, there have been no changes to the Audit Committee of Nortel as of the date of this Annual Report. See “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership—The Argentine Antitrust Commission’s Resolutions No. 04/09, 43/09, 44/09, 62/09 and 64/09.” Therefore, Mr. Ferreiro continues to hold his position as of the date of this Annual Report.

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

ITEM 16C.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees billed by our principal accountants (in millions of pesos) for the years ended December 31, 2008, and 2007.

Services Rendered	2008	2007
	(P$ millions)
Audit Fees (1)	5.2	4.6
Audit-Related Fees (2)	1.2	0.2
Tax Fees	0.3	0.2
All Other Fees	0.1	0.1
Total	6.8	5.1

(1)     Includes fees related to the audit of the Consolidated Financial Statements as of December 31, 2008 and 2007, limited reviews of interim financial statements presented during 2008 and 2007, SEC filing reviews and other attestation services.

(2)     Includes fees for permitted internal control advice of Telecom Argentina.

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

ITEM 16D.             EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.               PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Neither Nortel, nor to Nortel’s knowledge, any “affiliated purchaser” (as defined in Rule 10b-18(a)(3)) repurchased any of Nortel’s Preferred B Shares (including American Depositary Shares, or American Depositary Receipts evidencing such shares) during fiscal year 2008.

ITEM 16F.               CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

No changes in registrant’s certifying accountant have occurred since the date of the prior Annual Report on Form 20-F.

ITEM 16G.             CORPORATE GOVERNANCE

Nortel’s corporate governance practices differ from corporate governance practices of U.S. companies.  Nortel maintains a detailed description of the significant differences in corporate governance practices on its website at www.nortelsa.com.ar, last updated in January 2009.

The following is a summary of the material aspects in which Nortel’s corporate governance policies differ from those followed by U.S. companies under New York Stock Exchange listing standards.

•                  Composition of the Board of Directors: The NYSE requires each board of directors to be composed of a majority of independent directors.  Although this is not required under Argentine law, as of the date of this summary, the six-member Board of Nortel has four directors who qualify as “independent” according to SEC Rules.

•                  Board of Directors Annual Self-Evaluation:  The NYSE requires boards of directors of listed companies to conduct a self-evaluation at least annually, and report thereon, determining whether it and its committees are functioning effectively.  Under Argentine law, the Board’s performance is evaluated at the Annual Ordinary Shareholders Meeting.

•                  Meetings of non-management directors:  The NYSE requires that non-management directors meet at regularly scheduled executive meetings not attended by management.  Neither Argentine law nor Nortel’s bylaws require that any such meetings be held.

•                  Nominating/Corporate Governance Committee: NYSE listed companies are required to have a nominating/corporate governance committee.  Neither Argentine law nor Nortel’s Bylaws require the creation of a nominating/corporate governance committee.  The right to nominate and appoint directors is vested in the shareholders who nominate and appoint regular and alternate directors at the Shareholders’ meetings.  Pursuant to CNV Standards, the person who nominates a director shall report at the shareholders’ meeting whether or not the nominee is an “independent person,” based on criteria established by CNV (which are substantially similar to NYSE standards).  On certain occasions, the Argentine Corporations Law delegates the right to designate directors to the Supervisory Committee.

•                  Compensation Committee: NYSE listed companies are required to have a compensation committee composed entirely of independent directors. Neither Argentine law nor Nortel’s bylaws require the creation of a “compensation committee.”

•                  Audit Committee Hiring Policies: The NYSE requires listed companies to have an audit committee which sets clear hiring policies for employees or former employees of the independent auditors.  There is no such provision regarding the hiring of external auditors’ employees contained in Argentine law or Nortel’s bylaws.

According to the provisions of General Resolution No. 516/07 of the CNV, which was effective for fiscal years beginning on or after January 1, 2008, Nortel prepares and submits to the CNV, on an annual basis, a report which indicates and details the CNV’s recommended corporate governance practices as set forth in the CNV Public Offer Regime, and explains the practices followed by Nortel and the reasons for any variation from practices recommended by the CNV.  Nortel’s first report regarding corporate governance practices, according to Resolution No. 516/07, was submitted to the CNV on June 12, 2009 and can be accessed through the CNV’s web site,  www.cnv.gov.ar.

PART III

ITEM 17.                      FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.                      FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-77.

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

8.1	List of subsidiaries (incorporated by reference to Telecom Argentina S.A.’s Annual Report filed on Form 20-F for 2008).
11.1	Code of Business Conduct and Ethics of Nortel (incorporated by reference to Nortel’s annual report on Form 20-F for 2004 dated June 29, 2005).
11.2	Code of Business Conduct and Ethics of Nortel (English translation)(incorporated by reference to Nortel’s annual report on Form 20-F for 2004 dated June 29, 2005).
12.1	Certification of the General Manager and Sole Officer of Nortel Inversora S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
13(a)	Certification of the General Manager and Sole Officer of Nortel Inversora S.A. pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

Exhibits
15(a)

Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina—Inversiones S.L., dated September 9, 2003. (incorporated by reference to Exhibit 4.3 to Nortel’s Annual Report on Form 20-F for 2003).

15(b)	Annual Report on Form 20-F, dated June 26, 2009, for the year ended December 31, 2008, of Telecom Argentina S.A. filed by Telecom (No. 1-13464).

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

Dated: June 26, 2009

Consolidated Financial Statements as of December 31, 2008 and December 31, 2007 and for the years ended December 31, 2008, 2007 and 2006

$   :   Argentine peso

US$   :   US dollar

$3.453   =   US$1 as of December 31, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nortel Inversora S.A.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Nortel Inversora S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in Argentina.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements.

PRICE WATERHOUSE & CO. S.R.L.

By	/s/ Juan C. Grassi (Partner)
Juan C. Grassi

Buenos Aires, Argentina

March 6, 2009 (except as to

Note 15 to the consolidated

financial statements, for which the

date is June 18, 2009).

Consolidated Balance Sheets as of December 31, 2008 and 2007

(In millions of Argentine pesos - see Note 3.c)

	As of December 31, 2008	As of December 31, 2007

ASSETS
Current Assets
Cash and banks	$36	$45
Investments	1,089	947
Accounts receivable, net	1,009	898
Other receivables, net	201	332
Inventories, net	251	157
Other assets, net	6	5
Total current assets	2,592	2,384
Non-Current Assets
Other receivables, net	87	282
Investments	1	1
Fixed assets, net	6,188	5,738
Intangible assets, net	772	760
Other assets, net	3	5
Total non-current assets	7,051	6,786
TOTAL ASSETS	$9,643	$9,170
LIABILITIES
Current Liabilities
Accounts payable	$1,771	$1,641
Debt	1,355	1,474
Salaries and social security payable	237	164
Taxes payable	622	269
Other liabilities	46	50
Contingencies	36	49
Total current liabilities	4,067	3,647
Non-Current Liabilities
Accounts payable	27	—
Debt	688	1,724
Salaries and social security payable	83	43
Taxes payable	224	289
Other liabilities	146	120
Contingencies	319	243
Total non-current liabilities	1,487	2,419
TOTAL LIABILITIES	$5,554	$6,066
Minority interest	1,900	1,449
SHAREHOLDERS’ EQUITY	$2,189	$1,655
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	$9,643	$9,170

The accompanying notes are an integral part of these consolidated financial statements.

Franco Livini
Chairman of the Board of Directors

Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006

(In millions of Argentine pesos, except per share data in Argentine pesos -see Note 3.c)

	For the years ended December 31,
	2008	2007	2006
Continuing operations
Net sales	$10,608	$9,074	$7,372
Cost of services	(5,648)	(4,973)	(4,494)
Gross profit	4,960	4,101	2,878
General and administrative expenses	(371)	(316)	(269)
Selling expenses	(2,551)	(2,152)	(1,717)
Operating income	2,038	1,633	892
Gain on equity investees	—	—	5
Financial results, net	(266)	(441)	(484)
Other expenses, net	(271)	(101)	(186)
Net income before income tax and minority interest	1,501	1,091	227
Income tax benefit (expense), net	(535)	(292)	22
Minority interest	(447)	(377)	(127)
Net income from continuing operations	519	422	122
Discontinued operations
Income from the operations	—	1	13
Income from assets disposal	—	101	—
Minority interest	—	(46)	(6)
Net income from discontinued operations	—	56	7
Net income	$519	$478	$129
Net income per ordinary share	$45.59	$42.02	$8.91

The accompanying notes are an integral part of these consolidated financial statements.

Franco Livini
Chairman of the Board of Directors

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2008, 2007 and 2006

(In millions of Argentine pesos – see Note 3.c)

	Shareholders’ contributions					Unappropriated earnings
	Capital Stock		Inflation adjustment	Share issue			Foreign currency	Accumulated		Total
Concept	Common stock	Preferred shares	to capital stock	premiums (1)	Total	Legal reserve	translation adjustments	(deficit) / earnings	Total	Shareholders’ equity
Balances as of January 1, 2006	$53	25	125	896	1,099	162	17	(250)	(71)	$1,028
Foreign currency translation adjustments	—	—	—	—	—	—	10	—	10	10
Net income for the year	—	—	—	—	—	—	—	129	129	129
Balances as of December 31, 2006	$53	25	125	896	1,099	162	27	(121)	68	$1,167
Foreign currency translation adjustments	—	—	—	—	—	—	10	—	10	10
Net income for the year	—	—	—	—	—	—	—	478	478	478
Balances as of December 31, 2007	$53	25	125	896	1,099	162	37	357	556	$1,655
As approved by the Shareholders’ Ordinary Meeting held on April 30, 2007:
Legal Reserve	—	—	—	—	—	18	—	(18)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	11	—	11	11
Changes in the fair value of cash flow hedges, net of tax	—	—	—	—	—	—	4	—	4	4
Net income for the year	—	—	—	—	—	—	—	519	519	519
Balances as of December 31, 2008	$53	25	125	896	1,099	180	52	858	1,090	$2,189

(1) Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes are an integral part of these consolidated financial statements.

Franco Livini
Chairman of the Board of Directors

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006

(In millions of Argentine pesos - see Note 3.c)

	For the years ended December 31,
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	$519	$478	$129
Net income from discontinued operations	—	(56)	(7)
Net income for the year from continuing operations	519	422	122
Adjustments to reconcile net income to net cash flows provided by continuing operations
Allowance for doubtful accounts and other allowances	102	128	105
Depreciation of fixed assets	1,267	1,377	1,342
Amortization of intangible assets	22	39	49
Gain on equity investees	—	—	(5)
Consumption of materials	110	80	66
Gain on sale/disposal of fixed assets and other assets	—	(19)	(7)
Provision for lawsuits and contingencies	100	79	153
Holdings (gain) loss on inventories	(2)	59	5
Interest and other financial losses on loans	563	498	534
Income tax	531	284	(43)
Minority interest	447	377	127
Net increase in assets	(489)	(370)	(285)
Net increase (decrease) in liabilities	144	(12)	193
Total cash flows provided by operating activities	3,314	2,942	2,356
CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(1,546)	(1,208)	(825)
Intangible asset acquisitions	(15)	(35)	(41)
Equity investees acquisitions	(97)	(1)	—
Proceeds for the sale of fixed assets and other assets	12	21	17
Proceeds for the sale of equity investees	—	182	—
Decrease (increase) in investments not considered as cash and cash equivalents	334	(532)	45
Total cash flows used in investing activities	(1,312)	(1,573)	(804)
CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	91	45	36
Payment of debt	(1,444)	(1,290)	(1,113)
Payment of interest and debt-related expenses	(185)	(293)	(414)
Cash dividends paid	(20)	(38)	—
Payment of capital reimbursement of Nucleo	—	—	(4)
Total cash flows used in financing activities	(1,558)	(1,576)	(1,495)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	444	(207)	57
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	458	665	608
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$902	$458	$665

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Franco Livini
Chairman of the Board of Directors

1.                                     The Company and its operations

a)                                    Nortel Inversora S.A. (“The Company or Nortel”) was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina or Telecom” and together with its subsidiaries, the “Telecom Group”) which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom Argentina was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the “Transfer Date”).

The privatization was effected through a Transfer Agreement (the “Transfer Agreement”) between the Argentine Government, as one party, and Telecom, at that time represented by the winning consortium, and was implemented through the transfer of operating assets of Empresa Nacional de Telecomunicaciones (“ENTel”), which has provided public telecommunication services in Argentina until its privatization.

b)                                    Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the SC provided for a transition period, which ended on October 10, 1999. As from such date, Telecom began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

The Telecom Group provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina. Accordingly, the Telecom Group had amended its by-laws in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

A description of Telecom’s subsidiaries with their respective percentage of capital stock owned by Telecom as of December 31, 2008, is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition
Voice, data and Internet	Telecom Argentina USA Inc.	100.00%		09.12.00
	Micro Sistemas Sociedad Anonima (“Micro Sistemas”) (ii)	99.99%		12.31.97
	Cubecorp Argentina S.A. (“Cubecorp”)	100.00%		07.15.08
Wireless	Telecom Personal S.A. (“Personal”)	99.99%		07.06.94
	Nucleo S.A. (“Nucleo”)	67.50%	Personal	02.03.98

(i)                                     Percentage of equity interest owned has been rounded.

(ii)                                  Dormant entity at December 31, 2008.

As of December 31, 2007 and 2006, the operations from the former Telecom’s subsidiary Publicom has been consolidated in a separate caption in the consolidated statement of income (“Discontinued operations”); so, the former reportable segment “Directories publishing” has been replaced for this line item in the Segment information.

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

Nucleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom Argentina USA, Telecom’s subsidiary, is supervised by the Federal Communications Commission (the “FCC”).

(b) Licenses granted as of December 31, 2008

As of December 31, 2008, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

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

•                  Value added services, data transmission, videoconferencing and broadcasting signal services; and

•                  Internet access.

As of December 31, 2008, Telecom Argentina’s subsidiaries have been granted the following licenses:

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

•                  the reduction of Nortel interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the regulatory authorities; (as of December 31, 2008 all of the ordinary shares of Nortel Inversora belong to Sofora; additional information in Note 7);

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

(d) Decree No. 764/00

Decree No. 764/00 substantially modified three regulations:

•                  General Regulation of Licenses

This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, wireless, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting service companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies.

•                  Argentine Interconnection Regulation

This regulation provides for an important reduction in the reference prices for interconnection. The regulation also increases the number of functions that the dominant operator must provide, including the obligation to provide interconnection at the local exchange level, to provide billing services and to unbundle the local loop. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

On January 22, 2009, the SC issued Resolution No. 8/09 by means of which it was created a Working Commission made up by members of the SC and the CNC, with a 120-days term to prepare a draft of the Number Portability Regulation.

•                  Universal Service (“SU”) Regulation

The SU regulation required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (“the SU fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation established a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

On June 8, 2007, the SC issued Resolution No. 80/07 which stipulated that until the SU Fund is effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, are required to deposit the contributions corresponding to future obligations originating since the Resolution was issued onward into a special individual account held in their name at the Banco de la Nación Argentina. The amounts to be deposited would be determined according to the provisions of CNC Resolution No. 2,713/07, issued in August 2007.

New SU Regulation

Decree No. 558/08, published on April 4, 2008, recently caused certain changes to the SU regime.

2.                                     Regulatory framework of the Telecom Group (continued)

The Decree establishes that, with respect to obligations originated under Decree No. 764/00, the SC will assess the value of those that were complied with, and the level of funding from the SU Fund for those that are still pending. Likewise, the SC could choose to consider as SU other undertakings which are carried out by the telecommunication services providers, and provide for their compensation so as to guarantee their continuity.

The new regulation establishes two SU categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determines that the SC will have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for interpreting and applying it.

It also establishes that the SC will review the SU programs which were established under the previous regulation, guaranteeing the continuity of those being under execution and implementing those that were reviewed.

The Decree requires Telecom and Telefonica de Argentina S.A. (“Telefonica”) to extend the coverage of their fixed line networks, within their respective areas of activity, within 60 months from the effective date of publication of the Decree. The SC will determine on a case by case basis if the providers will be compensated with funds from the SU Fund.

The level of financing of SU Programs which were established under the previous regulation and are still ongoing will be determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs will be selected by competitive bidding.

The Decree requires telecommunications service providers to contribute 1% of their revenues (net of taxes) to the SU Fund and keeps the “pay or play” mechanism for the contribution of the monthly fee or, if corresponds, the claim of the receivable.

Decree No. 558/08 also mandates the creation of the SU Fund and orders that it must be established within 180 days from the date of publication. The providers of telecommunications services shall act in their capacity as trustors in this trust, which shall rely on the assistance of a Technical Committee made up by seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers – two of which shall be appointed by Telecom and Telefonica and one by the rest of the providers – and another member to be appointed by independent carriers). This Technical Committee will be informed by the SC of the programs to be financed and will be entrusted with assisting and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval of the SC.

The Decree also requires telecommunications service providers to create, within 60 days from its effective date of publication, a procedure to select the Fiduciary institution and to provide a Fiduciary agreement proposal, both subject to the SC approval. At the date of issuance of these consolidated financial statements, the Technical Committee has been created and has begun to analyze the limit of its functions and the procedures associated to them. Likewise, telecommunications service providers had already selected the Fiduciary institution and had sent to the SC the Fiduciary agreement which was approved by the SC in January 2009, but there is still pending some administrative matters for the creation of the SU Fund.

On December 9, 2008, the SC issued Resolution No. 405/08 which stipulates that telecommunication service providers should deposit into their special accounts the 1% of the revenues as defined in Decree No. 558/08, without offsetting any cost incurred for the provision of this service.

On January 12, 2009, Telecom and Personal, filed their claims before the SC against the provisions of SC Resolution No. 405/08, based on the illegality of this rule, for it is opposite to the provisions of the Decree No. 558/08, and offends the rights of both licensees to consider in the determination of the investment contribution, the compensation for the provision of the programs of SU, in accordance with the “pay or play” mechanism, as stated in the Decree No. 558/08.

The management of the Telecom Group, with the opinion of its legal counsels, considers it has meritorious legal defenses for the favorable outcome of the claims filed against Resolution No. 405/08.

At the date of issuance of these consolidated financial statements, the SU programs are still pending of approval from the Regulatory Authority.

2.                                     Regulatory framework of the Telecom Group (continued)

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance –in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network–, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that, considering the complexity of this methodology, efforts should be made to go on with the initial programs, independently from the HCPM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After several years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, for the period July 2007 - December 2008 Telecom has estimated a receivable of $401 (unaudited) and filed the calculations for review by the Regulatory Authority. This receivable has not been recorded since it is subject to the approval of the SU programs, the review by the Regulatory Authority and the availability of funds in the trust.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of December 31, 2008, this provision amounts to $121. In addition, in compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Personal has determined for the period July 2007 - December 2008 an account payable of $39. As a consequence, as of December 31, 2008, Personal had deposited the correspondent contributions on their respective maturity date (amounting to $36) into the special individual account held in their name at the Banco de la Nación Argentina; these contributions were recorded as a receivable in the line item “Other receivables” of the consolidated balance sheets.

As from January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.

SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.

As a consequence, the CNC, by means of CNC Note No. 726/05, requested that Personal discontinue billing SU amounts to customers and reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers).

Although the SC resolutions were appealed, management decided to reimburse the SU amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal reimbursed the SU amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit.

During the first quarter of 2006, Personal fully reimbursed its active post-paid customers all previously billed SU amounts plus interest (amounting to $15 and calculated using the Banco Nación Argentina interest rate collected by banks). In addition, as from May 2006, Personal has reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to $4) and still remains pending an amount of $6 that is available for collecting.

In December 2006, the CNC issued a preliminary report on the verification of such SU reimbursement, which stated that Personal fulfilled the reimbursement of the amounts including interest. However, the report stated that the interest rate applied differed from the rate required by the CNC; so, on August 7, 2008, the CNC ordered Personal to adjust the reimbursement applying the same rate used for overdue invoices from customers (that is, one and a half of the Banco Nación Argentina interest rate collected by banks).

In September 2008, Personal has rejected the claim explaining its grounds to justify the interest rate applied. However, the management of Personal has considered the implementation of the reimbursement of the interests claimed by the CNC. As a consequence, Personal has recorded a provision of $9 with counterpart in the line item “Financial results, net”. Personal estimates this implementation would be ready soon.

2.                                     Regulatory framework of the Telecom Group (continued)

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

(f) Public telephony in penal institutions

As stated by Decree No. 690/06, in August 2007, the SC issued Resolution No. 155/07, where it approves the “Rule for Communications that are started in Penal Institutions”. Said management stipulates technical requirements that must be complied with by the telephone lines installed in penal institutions and system with the purpose of registering the communications carried out.

Said rule shall be in force in one year, which may be extended to a similar period, counting as from sixty days from the date in which the technical definition the CNC must issue is actually available.

At the date of issuance of these consolidated financial statements, Telecom Argentina was evaluating the feasible technical alternatives to implement in order to comply with this new rule.

(g) “Tax Stability” principle: impact of changes in Social Security contributions

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

During the third quarter of 2007, the CNC performed the audits on the information given by Telecom Argentina. Telecom Argentina had access to documentation of the CNC audits, which resulted in no significant differences from the amounts as determined by Telecom. Consequently, Telecom Argentina recorded a receivable from increases in social security contributions and cancelled payables from reduction in social security contribution rates and other fines due by Telecom Argentina.

At December 31, 2008, Telecom has a net receivable of $81 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the line item “Other receivables” ($11 as current receivables and $93 as non-current receivables).

Since the resolution allows Telecom to offset the receivables with existing and/or future regulatory duties and the intention of Telecom is to exercise its offsetting rights, the receivable was recorded net of reserves. At December 31, 2008, the reserves corresponding to these regulatory duties amounted to $86.

As from December 2008, Telecom has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

2.                                     Regulatory framework of the Telecom Group (continued)

(h) Rendering of fixed telephony through mobile telephony infrastructure

By SC Resolution No. 151/07, fixed service with primary category is added to the granting of particular frequency bands, with the purpose of rendering a basic telephone service through the use of wireless infrastructure pertaining to the mobile telephony service in rural and suburban areas, which are within the licensees’ fix telephony service original Region. Telecom Argentina has started to install fixed lines based on this technology in rural and suburban areas, in order to render this service in those areas.

(i) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of $9.5 million, by means of SC Resolution No. 4,269/99.

In December 2007, the Regulatory Authority notified Telecom Argentina its intention of offsetting this difference with the Resolution No. 41/07 receivables. As a consequence, during fiscal year 2007, Telecom Argentina recorded a reserve on this matter on behalf of the CNC final results, which was shown as a deduction from the Resolution No. 41/07 receivables.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

In September 2007, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by Telecom Argentina of $10.2. Management of Telecom Argentina is reviewing the results, and if the amount is appropriate, Telecom Argentina intends to offset this balance with the credit resulting from SC Resolution No. 41/07, described in (g) above.

On April 6, 2000, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefonica) for the period of November 2000 to November 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by Telecom Argentina it can be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

However, a preliminary injunction against Telecom Argentina disallowed Telecom to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of issuance of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force. Additional information is given in Note 11.d – Other claims.

Tax on deposits to and withdrawals from bank accounts (“IDC”)

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, as from that date, tariff increases of the basic telephony services reflecting the impact of the IDC. The amount of the tax charged must be shown separately on the customers’ bills. Telecom Argentina has determined a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (j) below).

In April 2007, Telecom Argentina provided the CNC with supporting documentation on this amount for its audit. Telecom Argentina had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by Telecom Argentina and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, as of December 31, 2008 and 2007, Telecom Argentina recorded as “Other receivable” a total of $23.

In accordance with the New Letter of Understanding (see (j) below) these matters should have been fulfilled by the Regulatory Bodies no further than June 30, 2006.

2.                                     Regulatory framework of the Telecom Group (continued)

(j) Renegotiation of agreements with the Argentine Government

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

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2009.

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

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Management of Telecom Argentina that the renegotiation agreement process will be successfully completed.

(k) “Buy Argentine” Act

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

2.                                     Regulatory framework of the Telecom Group (continued)

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

This regulation, thus, reduce the operating flexibility of Telecom Argentina due to the time required to request bids for services and/or to obtain an approval of the relevant authority when necessary, and the higher administrative expenses derived from the obligation to present half-year affidavits.

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

(b) Basis of consolidation

These consolidated financial statements include the accounts of Nortel and its subsidiary Telecom Argentina, over which it has effective control, and its indirect subsidiaries (Personal, Nucleo, Micro Sistemas, Telecom Argentina USA and Cubecorp). As of December 31, 2007 and 2006, the operations from the former indirect subsidiary Publicom has been consolidated in a separate caption in the consolidated statement of income (“Discontinued operations”); so, the former reportable segment “Directories publishing” has been replaced for this line item in the Segment information.

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

(c) Presentation of financial statements in constant Argentine Pesos

As required by the Argentine Government Decree No. 1,269/02 and CNV Resolution No. 415/02, the Company’s consolidated financial statements have been restated in constant Argentine pesos until February 28, 2003, following the method established by RT 6 of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”).

3.                                     Preparation of financial statements (continued)

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, CNV Resolution No. 441/03 resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

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

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the year ended December 31, 2008, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As reported (*) (I)	As restated through September 30, 2003 (**) (II)	Effect (I) - (II)
Total assets	9,643	9,593	(50)
Total liabilities	5,554	5,536	(18)
Minority interest	1,900	1,886	(14)
Shareholders’ equity	2,189	2,171	(18)
Net income	519	525	6

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

(g) Concentration of credit risk

The Telecom Argentina Group’s cash equivalents and investments include money market mutual funds placed with various major financial institutions with high credit ratings. Telecom Group’s investment policy limits its credit exposure to any one issuer/obligor.

Telecom Group’s customers include numerous corporations. Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,937,000 (unaudited) at December 31, 2008, 3,849,000 (unaudited) at December 31, 2007 and 3,750,000 (unaudited) at December 31, 2006 and wireless customer lines, excluding prepaid lines and Internet subscribers (Argentina and Paraguay combined) were 4,425,000 (unaudited) at December 31, 2008, 3,767,000 (unaudited) at December 31, 2007 and 3,032,000 (unaudited) at December 31, 2006.

3.                                     Preparation of financial statements (continued)

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

The Company presents the reconciliation between the net income (loss) in the statements of income and the net income (loss) used to calculate the earning per ordinary share:

	Years ended December 31,
	2008	2007	2006
Net income in the statements of income	$519	478	129
Less:
Results corresponding to Class “A” and Class “B” preferred shares	(276)	(254)	(81.5)
Total results used to calculate earning per ordinary share	$243	224	47.5

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

• Fixed telephone services:

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

• International long-distance services:

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

• Data transmission and Internet services:

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

Discontinued operations (former “Directory publishing”)

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

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. Telecom Group adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income as from July 28, 2003.

The net carrying value of these capitalized costs was $67 as of December 31, 2008 (in the Voice, data and Internet segment) and $106 as of December 31, 2007 ($96 in the Voice, data and Internet segment and $10 in the Wireless segment).

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

As mentioned in Note 3.h, the Telecom Group provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

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

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences. Additional information on the impact of this treatment in the Telecom Group’s financial position is given in Note 10.

(h) Investments

Time deposits are valued at their cost plus accrued interest at year-end.

Telecom has investments in certain government bonds. Telecom has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity.

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

4.                                     Summary of significant accounting policies (continued)

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

As of the date of these financial statements, the Telecom Group has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.7% of the total transferred buildings, representing $11 of net carrying value as of December 31, 2008. Nevertheless, the Telecom Group is in complete possession of these fixed assets and operates them normally.

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

The Telecom Group capitalizes interest on long-term construction projects. Additional information is given in Note 5.n.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	20
Buildings	50
Tower and pole	15
Transmission equipment	10-20
Wireless network access	5-10
Switching equipment	5-8
Power equipment	7-15
External wiring	10-20
Computer equipment	3-5
Telephony equipment and instruments	5-10
Installations	3-10

As a consequence of the commercial decision of accelerating the migration from TDMA technology to GSM technology, during fiscal year 2007 Personal had accelerated depreciation of the TDMA network, expecting to be concluded by March 31, 2008. As a consequence of the claim of several customers, the canceling of the TDMA network concluded in June 2008. By means of this, the depreciation of this network amounted to $243 and $64 for the years ended December 31, 2007 and 2008, respectively.

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

4.                                     Summary of significant accounting policies (continued)

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

• Software obtained or developed for internal use

The Telecom Group has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 6.5 years.

• Debt issue costs

Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

• PCS license

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

• PCS and Band B of Paraguay licenses

Nucleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through fiscal year 2007.

Renovation costs are being amortized in 5 years.

• Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

• Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from 7 to 29 years.

• Customer relationships

Acquired in the purchase of shares of Cubecorp, it is amortized over the terms of permanence of the customers which was estimated in 15 years.

Intangible assets as a whole does not exceed the estimated realizable value (See 4.m below).

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

The devaluation of the Argentine peso, which occurred in January 2002, and the “pesification” of Telecom Argentina’s tariffs materially affected the Telecom Group’s financial position and results of operations, and changed the rules under which the Telecom Group operated. However, as indicated in Note 2.j., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

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

(n) Capital leases

Fixed asset acquisitions financed by leases are recorded at the estimated price which would have been paid on a cash basis, with the unpaid amount discounted using the internal rate of return at the moment of the initial measurement (including the purchase price option), recorded as a liability.

At December 31, 2008 Telecom holds capital leases in the amount of $9, maturing in fiscal year 2009. A summary by major class of fixed assets covered by capital leases at December 31, 2008 is as follows:

	Book value	Lease terms	Amortization period
Computer equipment	19	3 years	5 years
Accumulated depreciation	(6)
Net value	13

(o) Severance indemnities

Severance payments made to employees are expensed as incurred.

(p) Taxes payable

• Income taxes

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

• Tax on minimum presumed income

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

For the year ended December 31, 2008, Telecom has estimated a provision for income taxes, net of part of the receivable from the tax on minimum presumed income and of payments in advance of income taxes. Accordingly, and considering that Telecom’s 2008 economic-financial projections estimate an income tax payable, the receivable for the tax on minimum presumed income was included in “Other non-current receivables”.

For the year ended December 31, 2008, Personal has estimated a provision for income taxes, net of the receivable from the tax on minimum presumed income and of payments in advance of income taxes.

4.                                     Summary of significant accounting policies (continued)

• Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the years ended December 31, 2008, 2007 and 2006.

• Property tax – Nortel’s substitute responsibility

It is the responsibility of Nortel as regards the tax on the holding of shares, either by individuals or legal entities, with domicile in a foreign country, by whom the Company is obliged required to pay in said tax, in its capacity as substitute responsible. The applicable rate is 0.50% over the equity that arises at the end of every fiscal year. This receivable has been fully provided for as of December 31, 2008 and 2007.

(q) Other liabilities

•                  Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by RT 23. The Telecom Group does not make plan contributions or maintain separate assets to fund the benefits at retirement.

The following tables summarize benefit costs for the years ended December 31, 2008, 2007 and 2006, as well as the benefit obligations associated with postretirement benefit plans as of December 31, 2008 and 2007:

	As of December 31,
	2008	2007
Accumulated benefit obligation	$5	$7
Effect of future compensation increases	4	11
Projected benefit obligation	$9	$18

	Years ended December 31,
	2008	2007	2006
Service cost	$1	$1	$1
Interest cost	3	3	3
Total benefit cost	$4	$4	$4

The actuarial assumptions used are based on market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2008	2007	2006
Discount rate (1)	10.5%	10.5%	10.5%
Projected increase rate in compensation	10-16%	10.5-14%	10-12%

(1)Represents estimates of real rate of interest rather than nominal rate in $.

•                  Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Telecom Group sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

•                  Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), the Telecom Group was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

4.                                     Summary of significant accounting policies (continued)

(r) Exchange of debt instruments

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

(s) Litigation

The Telecom Group, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

(t) Derivatives to hedge the Telecom Group exposure to foreign currency and/or interest rate fluctuations

The Telecom Group has adopted the Caption No. 2 of RT 18 issued by the FACPCE, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component of Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings.

1. Foreign currency swap contracts related to Notes

During fiscal year 2005, the Telecom Group entered into two foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. These swap agreements expired in October 2008, generating a net income of funds approximately equivalent to $170.

Considering that the Telecom Group’s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations, these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Gain (loss) on derivatives”.

2. Non-Deliverable Forward (“NDF”) contracts to purchase US Dollars at fixed rate

a) For Notes denominated in foreign currency

During last quarter of 2008, Telecom Argentina entered into several contracts to purchase a total amount of US$ 108.5 million for a fixed forward average price of Argentine peso 3.49 per US dollar maturing April 2009 in order to hedge its exposure to foreign currency fluctuations with respect to its Notes denominated in foreign currency. During January 2009, the Company entered into new supplementary derivative contracts (additional information in Note 17).

Considering that the Telecom  Group primarily generates cash flows in Argentine pesos and the terms of the NDF do not perfectly match the terms of the foreign currency-denominated obligations (due to the existence of the prepaid terms), these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Gain (loss) on derivatives” with the counterpart in the line “Other receivables” in an amount of $9.

4.                                     Summary of significant accounting policies (continued)

b) For foreign currency service contracts

In June 2008, Personal entered into several NDF contracts to purchase a total amount of US$ 39.7 million between September 2008 and December 2009 for fixed forward prices of Argentine peso 3.0785 through 3.4450 per US dollar in order to hedge its exposure to US dollar fluctuations related to a software license service contract to be quarterly cancelled in US dollars. Some of these contracts have matured (US$ 7.1 million in September 2008 and US$ 7.1 million in December 2008) and the outstanding contracts amount to US$ 25.4 million.

In July 2008, Telecom also entered into several NDF contracts to purchase a total amount of US$ 4.7 million between January 2009 and September 2009 for fixed forward prices of Argentine peso 3.11 through 3.30 per US dollars in order to hedge its exposure to US dollar fluctuations related to a software and hardware service contract to be monthly cancelled in US dollars.

The critical terms of NDF contracts and service contracts (amounts and maturities) are the same, allowing a perfect cash flows matching between both contracts.

Considering the management objective and strategy to reduce its exposure to US dollar fluctuations and denominate its obligations in Argentine peso, currency in which the Telecom Group mainly generates its cash flow, the Telecom Group designated these NDF contracts as effective cash flow hedges of software license service contract (an unrecognized firm commitment). Changes in the fair value of cash flow hedges were recognized as a separate component of Shareholders’ equity of the balance sheet, which subsequently will be reclassified to earnings when the hedged item affects earnings. As of December 31, 2008, the fair value of these derivative instruments was a receivable of $13.

These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Telecom Group considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

The Telecom Group does not enter into derivative contracts for speculative purposes.

(u) Vacation expenses

Vacation expenses are fully accrued in the year the employee renders services to earn such vacation.

(v) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2008, 2007 and 2006 are shown in Note 16.h. under the line item “Advertising”.

(w) Shareholders’ equity

Shareholders’ equity accounts are restated as described in Note 3.c, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

The redeemable preferred shares, whose characteristics are detailed in Note 9.1, have been valued at nominal value restated as detailed in Note 3.c, and disclosed in the shareholders’ equity, as a consequence of the analysis described below.

At the time of issuance of Class “A” preferred shares, there were no specific domestic standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company recorded such shares in its shareholders’ equity and valued them at their nominal value, restated in constant pesos at each year-end, since, based on their issue terms, they were an equity instrument subject to corporate risk.

RT 17 establishes that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount and on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and disclosed basically considering their substance and economic reality.

With the adoption of such accounting standards, the Management of the Company —with its legal counsel’s assistance- made a new analysis of these shares in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares must continue being part of Nortel’s shareholders’ equity.

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

(x) Results from discontinued operations

Under Argentine GAAP, the sale of the former subsidiary Publicom, approved by the Company’s Board of Directors in March 2007, shall be accounted for as “Discontinued operation” in accordance with the guidelines of RT 9, that considers that an entity’s component is discontinued if: i) it has been sold at the date of issuance of the financial statements; ii) it constitutes a separate line of business and iii) it is identified either as operating purposes or financial reporting purposes.

By this means, Telecom has consolidated Publicom as of the disposal date identifying the results of operations in a separate line “Income from discontinued operations” of the consolidated statements of income.

A summary of the results of operations of Publicom, net of intercompany transactions, which were included in this separate line, is as follows:

	Years ended December 31,
	2007	2006
Income from the operations
Net sales	$3	$65
Salaries and social security	(2)	(11)
Taxes	—	(1)
Maintenance, materials and supplies	—	(22)
Bad debt expense	—	(1)
Fees for services	—	(1)
Advertising	(1)	(3)
Other commissions	—	(3)
Others	(1)	(4)
Operating (loss) income before depreciation and amortization	(1)	19
Depreciation of fixed assets and amortization of intangible assets	—	(1)
Operating (loss) income	(1)	18
Financial results, net	1	2
Other expenses, net	—	(2)
Net income before income tax	—	18
Income tax benefit (expense)	1	(5)
Net income from the operations	1	13
Income from assets disposal
Income from the sale of the shares	182	—
Equity value at March 31, 2007	(15)	—
Assignment of Publicom’s dividends receivable at March 31, 2007	(3)	—
Net income before income taxes	164	—
Income taxes	(63)	—
Net income from assets disposal	101	—
Income from discontinued operations	$102	$13

5.             Breakdown of the main accounts

(a)   Cash and banks

Cash and banks consist of the following:

	As of December 31, 2008	As of December 31, 2007
Cash	$9	$7
Banks	27	38
	$36	$45

(b)   Investments

Investments consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Time deposits	$718	$848
Government bonds	223	—
Mutual funds	144	99
Related parties (Note 7)	4	—
	$1,089	$947
Non current
2003 Telecommunications Fund	1	1
	$1	$1

5.             Breakdown of the main accounts (continued)

(c)   Accounts receivable

Accounts receivable consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Voice, data and Internet	$538	$478
Wireless (i)	602	539
Wireless – related parties (Note 7)	5	7
Subtotal	1,145	1,024
Allowance for doubtful accounts (Note 16.e)	(136)	(126)
	$1,009	$898
Non current
Voice, data and Internet	$1	$—
Allowance for doubtful accounts (Note 16.e)	(1)	—
	$—	$—

(i) Includes $20 as of December 31, 2008 and $25 as of December 31, 2007 corresponding to Nucleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Prepaid expenses	$57	$42
Tax credits	48	40
SU credits (Note 2.d)	36	9
NDF for service contracts (Note 4.t.2.b)	13	—
NDF for Notes (Note 4.t.2.a and 4.t.1)	9	212
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	11	12
Restricted funds	9	9
Other	41	31
Subtotal	224	355
Regulatory contingencies (Notes 2.g and i and 15.e)	(11)	(12)
Allowance for doubtful accounts (Note 16.e)	(12)	(11)
	$201	$332
Non current
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	$93	$77
Other tax credits	28	21
Prepaid expenses	21	15
Credit on minimum presumed income tax	20	227
Restricted funds	15	14
Other	13	13
Subtotal	190	367
Regulatory contingencies (Notes 2.g and i and 15.e)	(75)	(64)
Allowance for doubtful accounts (Note 16.e)	(28)	(21)
	$87	$282

(e)   Inventories

Inventories consist of the following:

	As of December 31, 2008	As of December 31, 2007
Wireless handsets and equipment (Note 16.f)	$267	$175
Allowance for obsolescence (Note 16.e)	(16)	(18)
	$251	$157

(f) Other assets

Other assets consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Fixed assets held for sale	$7	$5
Allowance for other assets (Note 16.e)	(1)	—
	$6	$5
Non current
Fixed assets held for sale	$6	$9
Allowance for other assets (Note 16.e)	(3)	(4)
	$3	$5

5.             Breakdown of the main accounts (continued)

(g) Fixed assets

Fixed assets consist of the following:

	As of December 31, 2008	As of December 31, 2007
Non current
Net carrying value (Note 16.a)	$6,207	$5,758
Write-off of materials (Note 16.e)	(19)	(20)
	$6,188	$5,738

(h) Accounts payable

Accounts payable consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Fixed assets suppliers	$773	$563
Other assets and services suppliers	609	680
Inventories suppliers	157	202
Subtotal	1,539	1,445
Deferred revenues	134	103
Related parties (Note 7)	62	53
Agent commissions	21	34
SU reimbursement (Note 2.d.2)	15	6
	$1,771	$1,641
Non current
Fixed assets suppliers — Related parties (Note 7)	$27	$—

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Vacation, bonuses and social security payable	$193	$145
Termination benefits	44	19
	$237	$164
Non current
Termination benefits	$83	$43

(j) Taxes payable

Taxes payable consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Income tax, net	$290	$1
Tax on SU (Note 2.d)	121	97
VAT, net	67	55
Turnover tax	47	43
Internal taxes	25	19
Regulatory fees	15	11
Tax on minimum presumed income	—	15
Other	57	28
	$622	$269
Non current
Deferred tax liabilities	$224	$289

(k) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Guarantees received	$12	$7
Deferred revenue on sale of capacity and related services	10	7
Court fee	3	3
Contingencies payable	—	20
Other	21	13
	$46	$50
Non current
Deferred revenue on sale of capacity and related services	$86	$60
Asset retirement obligations	37	26
Court fee	11	12
Retirement benefits	9	18
Other	3	4
	$146	$120

5.             Breakdown of the main accounts (continued)

(l) Net sales

Net sales consist of the following:

	Years ended December 31,
	2008	2007	2006
Voice	$2,701	$2,601	$2,467
Internet	735	528	430
Data	217	173	156
Voice, data and Internet	3,653	3,302	3,053
Prepaid and post-paid	2,362	1,988	1,404
Roaming, TLRD and CPP	1,645	1,412	1,085
Value added services	1,735	1,264	815
Sale of handsets	712	583	536
Other	111	92	124
Wireless in Argentina	6,565	5,339	3,964
Prepaid and post-paid	269	301	244
Roaming, TLRD and CPP	79	102	90
Value added services	7	5	1
Sale of handsets	8	7	8
Internet	13	5	—
Other	14	13	12
Wireless in Paraguay	390	433	355
Total net sales	$10,608	$9,074	$7,372

(m) Gain on equity investees

Gain on equity investees consists of the following:

	Years ended December 31,
	2008	2007	2006
Gain on capital reimbursement of Nucleo	$—	$—	$6
Loss on 2003 Telecommunications Fund	—	—	(1)
	$—	$—	$5

(n) Financial results, net

Financial results, net consist of the following:

	Years ended December 31,
	2008	2007	2006
Generated by assets
Interest income	$85	$94	$77
Related parties (Note 7)	—	1	—
Foreign currency exchange gain	104	26	6
Holding (gain) loss on inventories	2	(59)	(5)
Other	7	—	8
Total generated by assets	$198	$62	$86
Generated by liabilities
Interest expense	$(203)	$(294)	$(365)
Less capitalized interest on fixed assets	20	23	14
Loss on discounting of debt	(53)	(84)	(131)
Foreign currency exchange loss	(233)	(293)	(204)
Gain (loss) on derivatives	(29)	141	114
Gain on purchase of Notes	34	—	—
Other	—	4	2
Total generated by liabilities	$(464)	$(503)	$(570)
	$(266)	$(441)	$(484)

(o) Other expenses, net

Other expenses, net consist of the following:

	Years ended December 31,
	2008	2007	2006
Severance payments and termination benefits	$(144)	$(84)	$(48)
Provision for contingencies (Note 16.e)	(100)	(79)	(82)
Allowance for obsolescence of inventories (Note 16.e)	(12)	(7)	(5)
Provision for regulatory contingencies (Note 16.e)	(12)	(42)	(14)
Allowance for doubtful accounts and other assets	(9)	(7)	(15)
Allowance for obsolescence of materials (Note 16.e)	(2)	—	(22)
Gain on sale of fixed assets and other assets	—	19	7
Gain on SC Resolution No. 41/07 and IDC (Note 2.g and i)	—	92	—
Other, net	8	7	(7)
	$(271)	$(101)	$(186)

6.            Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of December 31,
	2008	2007	2006	2005
Cash and banks	$36	$45	$30	$44
Current investments	1,089	947	635	604
Total as per balance sheet	$1,125	$992	$665	$648
Less:
Items not considered cash and cash equivalents
- Time deposits with maturities of more than three months	—	(534)	—	—
- Government bonds	(223)	—	—	(40)
Total cash and cash equivalents as shown in the statement of cash flows	$902	$458	$665	$608

The cash flows provided by operating activities (originated in financial transactions) are as follows:

	Years ended December 31,
	2008	2007	2006
Foreign currency exchange gain on cash and cash equivalents	$70	$17	$6
Interest income generated by current investments	43	53	42
Interest income generated by accounts receivable	42	41	35
Collection (payment) on swap settlement	170	12	(41)
Subtotal	325	123	42
Other cash flows provided by operating activities	2,989	2,819	2,314
Total cash flows provided by operating activities	$3,314	$2,942	$2,356

Income taxes eliminated from operating activities components:

	Years ended December 31,
	2008	2007	2006
Reversal of income tax included in the statement of income	$535	$292	$(22)
Income taxes paid	(4)	(8)	(21)
Total income taxes eliminated from operating activities	$531	$284	$(43)

Changes in assets/liabilities components:

	Years ended December 31,
	2008	2007	2006
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(23)	$(2)	$(5)
Trade accounts receivable	(175)	(221)	(132)
Other receivables	(183)	(96)	(63)
Inventories	(107)	(51)	(85)
Other assets	(1)	—	—
	$(489)	$(370)	$(285)
Net (decrease) increase in liabilities
Accounts payable	$53	$(21)	$247
Salaries and social benefits payable	112	44	30
Taxes payable	9	6	(33)
Other liabilities	8	9	22
Contingencies	(38)	(50)	(73)
	$144	$(12)	$193

Interest paid during the years ended December 31, 2008, 2007 and 2006, amounted to $185, $293 and $414, respectively.

•      Main non-cash operating transactions:

	Years ended December 31,
	2008	2007	2006
Provision for minimum presumed income tax	$—	$34	$46
Credit on minimum presumed income tax offset with income taxes	285	128	—
Derivatives	200	129	155
Credit on income tax from cash dividends paid by foreign companies	5	7	—
Foreign currency translation adjustments in assets	47	56	73
Foreign currency translation adjustments in liabilities	8	30	37

6.            Supplementary cash flow information (continued)

•                  Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2008	2007	2006
Acquisition of fixed assets (Note 16.a)	$(1,656)	$(1,416)	$(1,176)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(626)	(445)	(116)
Less:
Acquisition of fixed assets through incurrence of accounts payable	703	623	446
Capitalized interest on fixed assets	20	23	14
Wireless handsets lent to customers at no cost (i)	3	5	4
Asset retirement obligations	10	2	3
	$(1,546)	$(1,208)	$(825)

(i)           Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2008	2007	2006
Acquisition of intangible assets (Note 16.b)	$(41)	$(27)	$(72)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(5)	(14)	(6)
Less:
Acquisition of intangible assets through incurrence of accounts payable	31	6	13
Debt issue costs classified as financing activities	—	—	24
	$(15)	$(35)	$(41)

Equity investees acquisitions include:

	Years ended December 31,
	2008	2007	2006
Cash paid for the acquisition of the shares of Cubecorp and other	$(98)	$(1)	$—
Cash and cash equivalents included in the acquisition of Cubecorp	1	—	—
	$(97)	$(1)	$—

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2008	2007	2006
Collection of time deposits with maturities of more than three months	$334	$(532)	$—
Government bonds with maturities of more than three months	—	—	45
	$334	$(532)	$—

•                  Financing activities components:

	Years ended December 31,
	2008	2007	2006
Debt proceeds	$91	$45	$36
Payment of Notes	(1,119)	(932)	(1,027)
Purchase of Notes	(237)	—	—
Payment of bank loans	(88)	(358)	(86)
Payment of interest on Notes	(180)	(264)	(316)
Payment of interest on bank loans	(5)	(29)	(74)
Dividends paid	(20)	(38)	—
Payment of debt restructuring related expenses	—	—	(24)
Payment of liquidating dividend of Nucleo	—	—	(4)
Total financing activities components	$(1,558)	$(1,576)	(1,495)

In April 2008, Nucleo paid cash dividends amounting to $62, corresponding $20 to the minority shareholders. In May 2007, Nucleo had paid cash dividends amounting to $88, corresponding $38 to the minority shareholders.

7 – Related party transactions

(a) Related parties

Related parties are those legal entities or individuals which are related to Telecom Italia Group or with W de Argentina — Inversiones S.L..

(b) Changes in the equity stocks of the indirect shareholders of Telecom Italia

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefonica, S.A. (from Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Transaction”)”. As a consequence of additional share acquisitions in March 2008, Telco S.p.A. currently owns approximately 24.5% of Telecom Italia S.p.A.’s voting shares.

As a consequence of the Transaction, Pirelli & C. S.p.A. and its subsidiaries and controlled companies are no longer related parties of the Company and its subsidiaries.

The Transaction has generated different opinions with respect to its impact on Argentina’s telecommunications market in light of the Law for Defense of the Competition (Ley de Defensa de la Competencia) and the existing regulatory framework. Some of these different opinions were adopted by members of Telecom Argentina’s Board. Various legal actions involving Telecom’s indirect shareholders were also initiated.

Similarly, the Transaction required the intervention of the Argentine Antitrust Commission and the CNC.

Additional information on the Transaction and its consequences can be consulted in www.cnv.gov.ar (section “Autopista de Información Financiera”) and in www.sec.gov.

(c) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the years presented, the Company has not conducted any transactions with executive officers and/or persons related to them. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

The following is a summary of the balances and transactions with related parties as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006:

	As of December	As of December
	31, 2008	31, 2007
Investments
Standard Bank (a) (c)	$4	$—
	$4	$—
Accounts receivable
TIM Celular S.A. (b)	$2	$5
Telecom Italia S.p.A. (b)	3	2
	$5	$7
Current accounts payable:
Italtel Argentina S.A. (b)	$37	$25
Telecom Italia Sparkle S.p.A. (b)	12	9
Latin American Nautilus Argentina S.A. (b)	4	2
Latin American Nautilus Ltd. (b)	3	—
Telecom Italia S.p.A. (b)	2	12
Latin American Nautilus USA Inc. (b)	1	1
TIM Celular S.A. (b)	1	—
Etec S.A. (b)	1	1
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	1	1
Entel S.A. (Bolivia) (b) (d)	—	2
	$62	$53
Non-current accounts payable:
Telecom Italia Sparkle S.p.A. (b)	$24	$—
Latin American Nautilus Argentina S.A. (b)	2	—
Latin American Nautilus USA Inc. (b)	1	—
	$27	$—

7 – Related party transactions (continued)

		Years ended December 31,
	Transaction description	2008	2007	2006
Services rendered:
TIM Celular S.A. (b)	Roaming	$14	$12	$9
Telecom Italia S.p.A. (b)	Roaming	6	7	5
Telecom Italia Sparkle S.p.A. (b)	International inbound calls	7	6	6
Latin American Nautilus Argentina S.A. (b)	International inbound calls	1	2	1
Entel S.A. (Bolivia) (b) (d)	International inbound calls	—	3	2
Standard Bank (a) (c)	Usage of fixed telephony	5	5	—
Standard Bank (a) (c)	Interest	—	1	—
Total services rendered		$33	$36	$23
Services received:
Telecom Italia Sparkle S.p.A. (b)	International outbound calls	(41)	(17)	(19)
Telecom Italia S.p.A. (b)	Fees for services and roaming	(14)	(28)	(17)
Italtel Argentina S.A. (b)	Maintenance, materials and supplies	(6)	(3)	(4)
TIM Celular S.A. (b)	Roaming and Maintenance, materials and supplies	(5)	(6)	(10)
Etec S.A. (b)	International outbound calls	(4)	(4)	(4)
Latin American Nautilus Argentina S.A. (b)	Lease of circuits	(4)	(1)	(2)
Latin American Nautilus USA Inc. (b)	International outbound calls	(2)	(1)	(1)
Entel S.A. (Bolivia) (b) (d)	International outbound calls	(1)	(5)	(4)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Salaries and social security	(10)	(8)	(6)
Caja de Seguros S.A. (a)	Insurance	(3)	(2)	(2)
La Estrella Cía de Seguros S.A. (a)	Salaries and social security	(1)	(1)	—
Caja de Ahorro y Seguro S.A. (a)	Insurance	—	(1)	(2)
Haras El Capricho S.A. (a)	Advertising	—	(1)	—
Total services received		$(91)	$(78)	$(71)
Purchases of fixed assets/intangible assets:
Italtel Argentina S.A. (b)		$111	$85	$51
Telecom Italia Sparkle S.p.A. (b)		33	26	47
Latin American Nautilus Ltd.(b)		4	—	—
Latin American Nautilus Argentina S.A.(b)		2	1	3
Telecom Italia S.p.A. (b)		1	2	—
Latin American Nautilus USA Inc.(b)		1	—	1
Total fixed assets and intangible assets		$152	$114	$102

(a)          Such companies relate to W de Argentina - Inversiones S.L.

(b)         Such companies relate to Telecom Italia Group.

(c)          This company is a related party as from April 2007.

(d)         This entity is no longer related party at April 2008.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Decree No. 677/01

8 – Debt of the Telecom Group

8.1. Short-term and long-term debt

As of December 31, 2008 and 2007, the Telecom Group’s short-term and long-term debt comprises the following:

	As of December	As of December
	31, 2008	31, 2007
Short-term debt:
- Principal:
Notes	$1,255	$1,372
Bank loans and others	89	69
Subtotal	1,344	1,441
- Accrued interest	20	30
- Effect on discounting of debt	(9)	—
- Derivatives	—	3
Total short-term debt	$1,355	$1,474
Long-term debt:
- Principal:
Notes	$688	$1,781
Bank loans	—	5
Subtotal	688	1,786
- Effect on discounting of debt	—	(62)
Total long-term debt	$688	$1,724
Total debt	$2,043	$3,198

8 – Debt of the Telecom Group (continued)

The following table segregates the Telecom Group’s debt by company as of December 31, 2008:

	Telecom	Personal	Nucleo	Consolidated as of December 31, 2008	Consolidated as of December 31, 2007
• Principal	1,255	688	89	2,032	3,227
• Accrued interest	17	1	2	20	30
Subtotal	1,272	689	91	2,052	3,257
• Effect on discounting of debt	(9)	—	—	(9)	(62)
• Derivatives	—	—	—	—	3
Total debt	1,263	689	91	2,043	3,198
• Short-term debt	1,263	1	91	1,355	1,474
• Long-term debt	—	688	—	688	1,724

8.2. Debt of Telecom Argentina

In August 2005, Telecom Argentina issued Notes in compliance with the terms of the debt restructuring APE. The following table shows the main characteristics of the outstanding series of Notes as of December 31, 2008:

			Outstanding		Interest rate		Book value at December 31, 2008 (in million of $)					Fair value
Series	Class	Nominal value (in million)	nominal value (in million)	Outstanding debt	(“Step- up”) (*)	Maturity date	Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total	as of December 31, 2008
Listed

A-1

	1	US$ 98	US$ 98	US$ 40	8.00%	Oct 2014	139	2	141	(1)	140	108
A-1	2	Euro 493	Euro 414	Euro 170	6.89%	Oct 2014	816	12	828	(5)	823	661
							955	14	969	(6)	963	769

Unlisted
A-2	1	US$ 7	US$ 7	US$ 3	8.00%	Oct 2014	11	—	11	—	11	8
A-2	2	Euro 41	Euro 41	Euro 17	6.89%	Oct 2014	81	1	82	(1)	81	65
A-2	3	Yen 12,328	Yen 12,328	Yen 5,074	3.69%	Oct 2014	193	2	195	(2)	193	155
A-2	4	$ 26	$ 26	(**) $ 15	3.42%	Oct 2014	15	—	15	—	15	12
							300	3	303	(3)	300	(***)	240
							1,255	17	1,272	(9)	1,263	1,009

(*)                                Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

(**)                         The outstanding debt includes the CER adjustment.

(***)                  Corresponds to the estimates made by Telecom considering the fair value of the Listed Notes.

As from the issuance of the Notes through October 15, 2008, Telecom has made principal prepayments (mandatory and, sometimes, optional), which prepaid all principal amortization payments originally scheduled up to October 2011. By means of this, since the issuance date of the notes, Telecom has cancelled 58.84% of Series A Notes and 100% of Series B Notes (issued by US$999 million).

Since October 16, 2008, Telecom Argentina purchased Notes pursuant to market purchase transactions, acquiring an aggregate principal nominal amount of Euros 78,940,277 of Series A Regulation S Euro Notes Due 2014 (equivalent to an outstanding nominal amount of Euros 32,491,818). The Notes acquired were cancelled according with the terms and conditions of the respective Indentures. As a consequence of these operations, the Series A Notes nominal outstanding debt is 41.16%.

Measurement of the Notes

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

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
September 30, 2008	B+	AA-	B+	AA-
December 31, 2008	B	AA-	B	AA-
February 12, 2009	B-	AA-	B	AA-

8 – Debt of the Telecom Group (continued)

Covenants

Mandatory prepayments

If Telecom generates “Excess Cash” as contractually defined and calculated, such Excess Cash generally will be applied on a semi-annual basis to make payments on the remaining scheduled installments of the debt instruments in its direct order of maturity.

Excess cash is measured semi-annually based on the consolidated financial statements of the Telecom Group (excluding Personal and Nucleo) as of June 30 and December 31 of each year, and any excess cash should be applied no later than the due date of the scheduled amortization payments immediately subsequent to each June 30 or December 31, respectively.

Based on the December 31, 2007 and June 30, 2008 financial statements, Telecom has determined an “excess cash” of $427 and $179, respectively. As a consequence, with these “excess cash” and voluntary payments, Telecom Argentina made principal payments of Notes, in the amount of $822 and $ 253 on April 15, 2008 and October 15, 2008, respectively.

Based on the December 31, 2008 financial statements, Telecom has determined an “excess cash” of $109 (equivalent to US$ 32 million).

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the Notes will have to be at least two and a half times such distribution payment.

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

Negative covenants

The terms and conditions of the Notes require that Telecom complies with various negative covenants, including limitations on:

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

c)           Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, Telecom cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal;

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

8 – Debt of the Telecom Group (continued)

On March 27, 2006, Telecom held an extraordinary meeting of noteholders to amend the Trust Agreement dated August 31, 2005 entered into by Telecom and the Bank of New York as Trustee, Payment Agent, Transfer Agent and Registrar. The approved amendments were as follows:

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

On March 27, 2006, the Bank of New York as Trustee entered into a supplementary Trust Agreement with Telecom Argentina in order to include the approved amendments. Telecom paid to the noteholders that voted the amendments consent fees for $18. These fees were deferred and are amortized under the interest method over the life of the debt.

Telecom is in compliance with all debt covenants.

Events of default

The terms and conditions of the Notes provide for certain events of default as follows:

(i)            Failure to pay principal or interest;

(ii)           Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

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

Should any of the events of default above described occur, with respect to Telecom Argentina or, if applicable, any of its restricted subsidiaries, then Telecom Argentina shall be in default under the Notes.

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

•      Claims by non-participant creditors

In October 2005, Telecom requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law. On December 14, 2005, the reviewing court ordered the APE execution, which order was not appealed.

Telecom Argentina believed that certain non-participating creditors might file actions in the United States against it to seek collection of their original investments. Accordingly, in September 2005, Telecom Argentina filed a petition with the Courts of New York under Section 304 of the U.S. Bankruptcy Law seeking execution of the APE process in the United States.

8 – Debt of the Telecom Group (continued)

An alleged creditor, the Argo Fund, filed several actions against Telecom’s petition. All rulings were granted in favor of Telecom Argentina’s position. So, the final judgment (i) approved the execution of the APE process in the United States, (ii) ruled that the Trustee of the Indenture and the non-participating creditors were bound by the terms of the APE process and (iii) ruled that the restructured notes were extinguished by law and had to be settled.

8.3. Restructured debt of the subsidiaries

(a) Personal

1. Notes

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

During fiscal year 2008, Personal cancelled the two last Series 2 installments (including accrued interest) for an aggregate amount of $50 ($44 for principal amount and $6 for interest amount).

Additionally, during fiscal year 2008, Personal cancelled Series 3 interest for an amount of $65 (equivalent to US$20 million). During the last quarter of fiscal year 2008, Personal purchased Notes pursuant to market purchase transactions, acquiring an aggregate principal nominal amount of US$ 40,098,000 of Series 3 Medium Term Notes due 2010. The Notes acquired were cancelled according with the terms and conditions of the respective Indentures. At the date of issuance of these consolidated financial statements, Personal purchased Notes pursuant to market purchase transactions (additional information in Note 17).

The following table shows the outstanding series of Notes as of December 31, 2008:

												Fair
			Outstanding					Book value as of December 31, 2008 (in million of $)				value as
Series	Nominal value (in millions)		nominal value (in millions)		Term in years	Maturity date	Annual rate %	Principal	Accrued interest	Issue discount and underwriting fees	Total	of December 31, 2008
3	US$	240	US$	200	5	December 2010	9.25	690	1	(2)	689	602
							Total	690	1	(2)	689	602

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
September 30, 2008	B+	AA-	B+	AA-
December 31, 2008	B	AA-	B	AA-
February 12, 2009	B-	AA-	B	AA-

2. Bank loans

In October 2005, Personal entered into a US$20 million loan agreement with a financial institution due February 2008. At maturity date, Personal fully paid this loan for an aggregate amount of US$12 million, equivalent to $38 ($37 for principal and $1 for interest).

3. Covenants

The terms and conditions of Personal’s Notes require that Personal comply with various covenants, including:

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

8 – Debt of the Telecom Group (continued)

4. Negative covenants

The terms and conditions of Personal’s Notes require that Personal comply with various negative covenants, including limitations on:

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

5. Events of default

The terms and conditions of Personal’s Notes provide for certain events of default as follows:

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

(b) Nucleo

Debt in foreign currency (US$)

During fiscal year 2006, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of US$ 9.5 million; at December 31, 2008, Nucleo has cancelled US$ 7.9 million at the respective due date.

At the date of issuance of these consolidated financial statements, Nucleo has cancelled the remaining US$ 1.6 million.

Debt in local currency (Guaranies)

During fiscal year 2007, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of Guaranies 62,156 million (equivalent to $40), with a maturity date between six and nine months and a payment of accrued interests that shall be made quarterly. At December 31, 2008, Nucleo has cancelled, at the due date, Guaranies 49,406 million (equivalent to $32) and has renewed the remaining loan for a total amount of Guaranies 12,750 million (equivalent to $8). This new loan is a bullet loan with average four month installments. During fiscal year 2009, Nucleo has renewed this loan with a year-maturity date and a payment of accrued interests that shall be made quarterly.

During the second and third quarter of 2008, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of Guaranies 107,700 million (equivalent to $75), with an average maturity date of nine months. At the date of issuance of these consolidated financial statements, Nucleo has cancelled, Guaranies 20,800 million (equivalent to $15).

8 – Debt of the Telecom Group (continued)

(c) Cubecorp

At the time of incorporation to the Telecom Group, Cubecorp had bank loans for a total amount of $9 (equivalent to US$ 2.5 million). At December 31, 2008, such financial debt was totally cancelled.

9 – Shareholders’ equity

9.1 – Of the Company

As of December 31, 2008 total registered, authorized, issued and outstanding shares are as follows:

Subscribed
Capital stock	and paid-in
5.330.400 ordinary shares, $10 nominal value and one vote per share:	53,304,000

Preferred shares, $10 nominal value and one vote per share:
Class “A”	10,624,500
Class “B”	14,704,550
25,329,050

(a)     Common stock

On September 9, 2003, the Company was notified of the agreement entered into by the France Telecom Group and W de Argentina – Inversiones S.L., pursuant to which the France Telecom Group sold its stake in Nortel to W de Argentina – Inversiones S.L.

In December 2003, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora in exchange for shares of Sofora. At that time, the France Telecom Group sold the majority of its interest in Sofora to W de Argentina – Inversiones S.L.

As of December 31, 2008, Sofora’ s shares are owned by the Telecom Italia Group (50%), W de Argentina – Inversiones S.L. (48%) and France Câbles et Radio and Atlas Services Belgium (jointly the remaining 2%).

In connection with these transactions, a Shareholders’ Agreement between W de Argentina - Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. for the joint management of Sofora, Nortel, Telecom and its subsidiaries was executed.

The Telecom Italia Group is the operator of Telecom Argentina.

(a) 1. Put option acquired by W de Argentina – Inversiones S.L.

In September 2003, W de Argentina – Inversiones S.L., acquired a put option on the 2% interest in Sofora that was owned by France Câbles et Radio and Atlas Services Belgium. Nortel has been informed by W de Argentina – Inversiones S.L. that it exercised its 2% option on February 1, 2008. Additionally, Sofora has notified Nortel that on February 12, 2008, it received from France Câbles et Radio and from Atlas Services Belgium a letter notifying Sofora of such companies’ transfer of the 2% interest in Sofora, and requesting that such transfer be registered in favor of W de Argentina–Inversiones S.L.

Sofora, with the goal of obtaining certainty on this matter, submitted a petition to the SC requesting it to determine if, in accordance with rules and regulations in effect, the parties participating in said transaction had to request the prior authorization of the relevant authorities.

Similarly, W de Argentina – Inversiones S.L. has informed Nortel that it is their position that prior authorization by the SC was not necessary, and accordingly, that it requested the immediate registration of such transfer of interest and that it had  brought legal actions accordingly.

At the date of issuance of these consolidated financial statements, neither the Court nor the SC have decided on this subject.

(a) 2. Call options acquired by Telecom Italia International N.V.

In September 2003, Telecom Italia International N.V. acquired two call options on W de Argentina – Inversiones S.L.’ entire interest in Sofora (“the Telecom Italia International N.V. Options”) for an aggregate purchase price (premium price) of US$60 million.

The exercise of the Telecom Italia International N.V. Options is subject to the prior approval of the SC (according to SC Note No. 1,004/08, dated June 26, 2008).

9 – Shareholders’ equity (continued)

On December 29, 2008, the Argentine Antitrust Commission issued Resolution No. 123/08 resolving that until the Commission issues its decision over the Telecom Italia International N.V. Options, as provided by Law No. 25.156, the Telecom Italia Group companies “must refrain from exercising, assigning, transferring or taking any other action with respect to, those purchase options”. The Telecom Italia Group filed an appeal against CNDC Resolution No. 123/08. On January 28, 2009, the Argentine Antitrust Commission, by means of Resolution No. 6/09, rejected the appeal for lack of irreparable damage but affirmed that the parties would keep their rights, because the Resolution No. 123/08 only “implies a suspension of the terms provided in the Options until the Regulatory Authority mentioned in Law No. 25.156” resolves on the Transaction, as mentioned in Note 7.b).

Nortel has been informed that W de Argentina – Inversiones S.L. filed a complaint against Telecom Italia International N.V., before the National Court of First Instance N° 8, Secretariat N° 15 of the City of Buenos Aires, with the purpose of obtaining a decree of nullity on the Telecom Italia International N.V. Options. During said proceedings, the intervening judge ordered entry of the complaint in Sofora’s registry of shareholders, pursuant to the terms of section 229 of the National Civil and Commercial Code of Procedure. At the date of issuance of these consolidated financial statements, resolution of the complaint is still pending.

The Telecom Italia International N.V. Options are: (i) a call option for the purchase of 48% of Sofora’s share capital, which can be exercised since December 31, 2008, and (ii) a call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, after the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment to common stock).

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

The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves, if any. Any redemption payment not declared nor paid by Nortel when due shall bear interest since the scheduled redemption payment date until the date it is made available to shareholders, at a rate equal to LIBOR.

Because Telecom Argentina did not pay dividends for the fiscal years ended December 31, 2003, 2004, 2005, 2006 and 2007, Nortel did not make any distributions on its Series A or Series B preferred shares for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, due to the lack of liquid and realized profits and/or distributable reserves.

d)    Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of liquid and realized profits and/or distributable reserves.

9 – Shareholders’ equity (continued)

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

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No.214/02 are as follows:

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares:
a) Par value	11	11
Amount calculated according to the issue terms:
Non declared and non paid redemption corresponding to fiscal year 2001	55.1	122.0
Non declared and non paid redemption corresponding to fiscal year 2002	55.1	122.0
Non declared and non paid redemption corresponding to fiscal year 2003	55.1	122.0
Non declared and non paid redemption corresponding to fiscal year 2004	55.1	122.0
Non declared and non paid redemption corresponding to fiscal year 2005	55.1	122.0
Redemption corresponding to fiscal year 2006 and thereafter	41.5	92.0
	317.0	702.0
Non declared and non paid preferred dividends:
Corresponding to fiscal year 2001	19.0	42.1
Corresponding to fiscal year 2002	19.0	42.1
Corresponding to fiscal year 2003	19.0	42.1
Corresponding to fiscal year 2004	19.0	42.1
Corresponding to fiscal year 2005	19.0	42.1
Corresponding to fiscal year 2006	19.0	42.1
Corresponding to fiscal year 2007	19.0	42.1
Corresponding to fiscal year 2008	19.0	42.2
	152.0	336.9
	469.0	1,038.9

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

9 – Shareholders’ equity (continued)

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

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At December 31, 2006, the ratio has exceeded 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively. At December 31, 2008 and 2007, the ratio has not exceeded 1.75.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No. 12,056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

•    Voting right for Class “A” and Class “B” preferred shareholders

The Class “A” preferred shares holders are entitled to vote from April 25, 2002, considering that the Company did not pay the preferential base dividend nor the redemption payments corresponding to the fiscal year ended December 31, 2001, neither for the subsequent fiscal years.

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

Considering that the abovementioned ratio of 1.75 has not been exceeded at December 31, 2008 since the approval of the consolidated financial statements as of December 31, 2006, the Class “B” preferred shares holders are not entitled to vote.

9.2 – Of Telecom Argentina

(a) Common stock

At December 31, 2008, Telecom had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock - see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Telecom’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 404,078,504 of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

Telecom is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of Telecom and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment to common stock). Accordingly, Telecom Argentina has absorbed the legal reserve in its entirety during fiscal year 2006 ($277). Telecom Argentina will not be able to distribute dividends until Telecom absorbs the total amount of accumulated losses and restores the legal reserve.

9 – Shareholders’ equity (continued)

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of Telecom upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom and who elected to participate in the plan.

In 1999, Decree No. 1,623/99 of the Argentine Government eliminated the restrictions on some of the Class C shares held by the PPP, although it excluded Class C shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting of Telecom approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares (these shares didn’t belong to the Fund of Guarantee and Repurchase).

The Annual General and Extraordinary Meetings, held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place in one or more times, based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or Telecom’s executive officers. During fiscal year 2006, 4,496,471 Class “C” ordinary shares were converted into Class “B” ordinary shares.

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

On September 7, 2007, new authorities were appointed for PPP’s Executive Committee for a two-year term.

41,418,562 Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above. The remaining 17,205 Class “C” shares belong to individual shareholders, 2,822 of which are blocked by different injunctions.

10.          Income tax

As describe in Note 4.p, the Company accounts for income taxes in accordance with the guidelines of RT 17.

Income tax payable for the as of December 31, 2008 and 2007 consists of the following:

	As of December 31, 2008					As of December
	Telecom	Cubecorp	Personal	Nucleo	Total	31, 2007

Income tax provision	$238	$—	$390	$7	$635	$134
Credit on minimum presumed income tax	(230)	—	(5)	—	(235)	(103)
Payments in advance of income taxes	(8)	—	(94)	(8)	(110)	(30)
Income tax payable (receivable)	—	—	291	(1)	290	1
Non current net deferred tax liabilities (assets)	210	9	6	(1)	224	289
Total deferred tax liabilities (assets)	$210	$9	$297	$(2)	$514	$290

10.          Income tax (continued)

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2008						As of December 31
	Telecom	Cubecorp	Personal	Nucleo	Nortel	Total	2007

Tax loss carryforwards	$—	$1	$1	$—	3	$5	$132
Allowance for doubtful accounts	34	—	41	—	—	75	81
Provision for contingencies	125	—	30	—	—	155	129
Other deferred tax assets	105	1	7	—	1	114	118
Total deferred tax assets	264	2	79	—	4	349	460
Fixed assets	(63)	—	(49)	4	—	(108)	(103)
Inflation adjustments (i)	(387)	(10)	(16)	(3)	—	(416)	(527)
Purchase price allocation of Cubecorp’s fixed assets (ii)	(23)	—	—	—	—	(23)	—
Other deferred tax liabilities (iii)	(1)	—	(4)	—	—	(5)	—
Estimated cash dividends receivable from foreign companies	—	—	(5)	—	—	(5)	(10)
Total deferred tax assets (liabilities)	(474)	(10)	(74)	1	—	(557)	(640)
Subtotal deferred tax assets (liabilities)	(210)	(8)	5	1	4	(208)	(180)
- Valuation allowance	—	(1)	(11)	—	(4)	(16)	(109)
Net deferred tax asssets (liabilities)as of December 31, 2008	$(210)	$(9)	$(6)	$1	—	$(224)
Net deferred tax liabilities as of December 31, 2007	$(283)	—	$(4)	$(2)	—		$(289)

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.
(ii)	This deferred tax liability was generated by the acquisition of shares of Cubecorp and has no impact in the consolidated statement of income.
(iii)	This deferred tax liability was generated by the effect of changes in the fair value of cash flow hedges and has no impact in the consolidated statement of income.

Income tax benefit (expense) for the years ended December 31, 2008, 2007 and 2006 consists of the following:

	Year ended December 31, 2008
	Telecom	Cubecorp	Personal	Nucleo	Telecom Argentina USA	Nortel	Total

Current tax expense	$(238)	$—	$(390)	$(7)	$—	$—	$(635)
Deferred tax benefit (expense)	94	(1)	2	3	—	1	99
Valuation allowance	3	(1)	—	—	—	(1)	1
Income tax expense	$(141)	$(2)	$(388)	$(4)	$—	$—	$(535)

	Year ended December 31, 2007
	Telecom	Cubecorp	Personal	Nucleo	Telecom Argentina USA	Nortel	Total

Current tax expense	$—	$—	$(116)	$(17)	$(1)	$—	$(134)
Deferred tax (expense) benefit	(159)	—	(87)	(1)	—	1	(246)
Valuation allowance	100	—	(11)	—	—	(1)	88
Current tax expense from discontinued operations	(63)	—	—	—	—	—	(63)
Income tax expense	$(122)	$—	$(214)	$(18)	$(1)	$—	$(355)

	Year ended December 31, 2006
	Telecom	Cubecorp	Personal	Nucleo	Telecom Argentina USA	Nortel	Total

Current tax expense	$—	$—	$—	$(8)	$—	$—	$(8)
Deferred tax benefit (expense)	(48)	—	(4)	1	—	—	(51)
Valuation allowance	81	—	—	—	—	—	81
Income tax benefit (expense)	$33	$—	$(4)	$(7)	$—	$—	$22

Income tax benefit (expense) from continuing operations for the years ended December 31, 2008, 2007 and 2006 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Argentina	International	Total
Pre-tax income on a separate return basis	$2,705	$39	$2,744
Non taxable items - Gain on equity investees	(1,257)	—	(1,257)
Non taxable items - Other	51	(15)	36
Subtotal	1,499	24	1,523
Statutory income tax rate	35%	10%
Income tax expense at statutory tax rate	(526)	(2)	(528)
Additional income tax from cash dividends paid by foreign companies	(6)	(2)	(8)
Change in valuation allowance	1	—	1
Income tax expense as of December 31, 2008	$(531)	$(4)	$(535)

10.          Income tax (continued)

	Argentina	International	Total
Pre-tax income on a separate return basis	$1,877	$89	$1,966
Non taxable items - Gain on equity investees	(875)	—	(875)
Non taxable items - Other	(32)	17	(15)
Subtotal	970	106	1,076
Statutory income tax rate	35%	(* )
Income tax expense at statutory tax rate	(339)	(12)	(351)
Additional income tax from cash dividends paid by foreign companies	(21)	(7)	(28)
Expired tax loss carryforwards	(1)	—	(1)
Change in valuation allowance	88	—	88
Income tax expense as of December 31, 2007	$(273)	$(19)	$(292)

Pre-tax income on a separate return basis	$397	$79	$476
Non taxable items - Gain on equity investees	(249)	—	(249)
Non taxable items - Other	(8)	(7)	(15)
Subtotal	140	72	212
Statutory income tax rate	35%	10%
Income tax expense at statutory tax rate	(51)	(7)	(58)
Expired tax loss carryforwards	(1)	—	(1)
Change in valuation allowance	81	—	81
Income tax benefit (expense) as of December 31, 2006	$29	$(7)	$22

(*) In 2007, the statutory tax rate in Paraguay was 10% and in the USA the effective tax rate was 39.5%.

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

2. The List of Conditions provide details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

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

c)    that Telecom Italia and W de Argentina — Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the List of Conditions, excluding sub-sections h) and n).

(b) Purchase commitments

The Telecom Group has entered into various purchase commitments amounting in the aggregate to approximately $943 as of December 31, 2008, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

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

11.          Commitments and contingencies (continued)

In November 2003, Telecom contributed $1.5 at the inception of the Fund. In addition, management announced that it is Telecom’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(d) Commitments and contingencies assumed by Telecom from the sale of Publicom

On March 29, 2007, Telecom’s Board of Directors approved the sale of its equity interest in Publicom to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell), which was executed on April 12, 2007 (the “Closing Date”).

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

The proposal set prices for the publishing, printing and distribution of the 2007 directories, and provided clauses for the subsequent editions in order to ensure Telecom that said services will be contracted at market price.

Telecom shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

(e) Contingencies

Telecom is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of its business. In order to determine the proper level of reserves relating to these contingencies, the Management of Telecom, based on the opinion of its internal and external legal counsels, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2008, Telecom has established reserves in an aggregate amount of $441 to cover potential losses under these claims ($86 for regulatory contingencies deducted from assets and $355 included under liabilities) and certain amounts deposited in Telecom’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2008, these restricted funds totaled $24. (Included in the line item “Other receivables”).

11.          Commitments and contingencies (continued)

In the last fiscal years, a series of changes in legal interpretations of precedents (among others, in tax matters) has affected Telecom’s positions. By means of this, in December 2003, the AFIP (the Argentine Federal Tax Authority) assessed additional income taxes for the 1997 tax year on certain deductions for uncollectible credits.

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

In August 2008, the Supreme Court of Justice, when resolving a case against Telefonica, found the Decree No. 395/92 unconstitutional. Different legal actions were brought mainly by former employees of Telecom against the National Government and Telecom requesting that Decree No. 395/92 — which expressly exempted Telecom from issuing the profit sharing bonds provided in Law No. 23,696 — be stricken down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds failed to have been issued.

Although most of such actions are still pending, in such actions in which judgment has already been rendered, the Trial Court Judges hearing the matter resolved to dismiss the actions brought — relying upon the criterion upheld by the relevant Prosecutors in each case — pointing that such rule was valid and constitutional.

In turn, and after the plaintiffs appealed such decisions, the different Courts of Appeal hearing the matters passed judgments following different and contradictory criteria. While two Divisions confirmed the decisions of the relevant ad quo, another Division struck the aforementioned Decree unconstitutional.

In order to support its rights, Telecom filed appeals against those unfavorable decisions, and although said decisions have not yet been analyzed by the Supreme Court of Justice, it is to be noted that the abovementioned decision of the Supreme Court, when resolving on the similar case against Telefonica, has generated a judicial precedent which, to the opinion of the legal counsels of Telecom, increases the probabilities that Telecom has to affront these contingencies, notwithstanding the right of repetition that attends Telecom against the National State.

Said Court decision found the abovementioned decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay —licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the complaints set forth therein (percent of profit sharing, prescription criteria, distribution method between the beneficiaries of the program).

As of December 31, 2008, the management of Telecom, with the aid of its legal counsels, has recorded allowances that estimates sufficient to insure the risks derived from these claims, having considered the legal antecedents available at the date of issuance of these consolidated financial statements.

In addition, Telecom is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of Management of Telecom, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on Telecom’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

11.          Commitments and contingencies (continued)

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not Telecom, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold Telecom harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to Telecom for these claims through the issuance of treasury bonds. As of December 31, 2008, total claims in these labor lawsuits amounted to $9.

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network. In April 2005, Telecom Argentina was notified of the National Fiscal Court’s unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. As of the date of issuance of these consolidated financial statements, Telecom Argentina paid $12.5 in principal and $24.8 in interest and has recorded a charge to income taxes of $12.5 and financial results, net (interest generated by liabilities) of $24.8 in the statement of income. In October 2007, the National Court of Appeals has confirmed the resolution of the National Fiscal Court and has determined a fine amounting to $6.6. Telecom appealed the decision to the Argentine Supreme Court of Justice, which was granted.

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

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income. Telecom Argentina has appealed this sentence before the National Fiscal Court.

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

11.          Commitments and contingencies (continued)

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on Telecom´s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal.

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

12. Acquisition of Cubecorp

(i)  Description of the transaction

On July 15, 2008, Telecom Argentina acquired 100% of the shares of Cubecorp for approximately $98, equivalent to US$ 32.3 million at that date. Subsequently, Telecom transferred 5% of the shares to Personal for an approximate amount of $5, equivalent to US$ 1.6 million.

Within the framework of the positioning of Telecom Argentina as an integrated ICT (“Information and Communication Technology”) solutions provider for the corporate wholesale segment and for the Government, Telecom acquires with Cubecorp a Data Center located in Pacheco, Department of Buenos Aires. It provides IT outsourcing services which include: computerized equipment, connectivity, information security, monitoring, storage, backboard and data recovery, support, operation and administration. Furthermore, Telecom adds to its interdisciplinary professional staff dedicated to the Data Centers solutions, a specialized and qualified staff, dedicated both to the operation and maintenance of the Data Center and to the marketing of these services.

With this acquisition, Telecom strengthens its Data Center services, as the Data Center acquired is equipped with world class infrastructure, which permits to offer clients with high reliability, availability and scalability customized to their needs. This service quality is supported by several certifications obtained by Cubecorp (Banco Central de la República Argentina, SAP, EMC, Suntone, Cisco, Oracle and Microsoft).

12. Acquisition of Cubecorp (continued)

On August 1st, 2008, Telecom and Personal jointly made irrevocable capital contributions for $10.5 to Cubecorp in accordance with their respective participations, and the corresponding shares are expected to be issued during fiscal year 2009.

The Board of Directors of Telecom and Cubecorp held on September 10, 2008, and October 7, 2008, respectively, approved the Preliminary Agreement of Merger, by which Telecom would incorporate Cubecorp by merger, effective January 1st, 2009. As a consequence of this agreement and in order to facilitate the merger, Personal sold to Telecom its shares in an amount of US$1.8 million (equivalent to $6).

(ii)           Accounting treatment

Under Argentine GAAP, the transaction described in a) above, was accounted for in accordance with the guidelines of RT 18 and RT 21, using the “Purchase method”.

Telecom Argentina has then: i) determined the cost of acquisition as the total amount paid for the shares plus directly attributable costs related to the transaction and ii) assigned the cost of the acquisition to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The allocation of the acquisition cost to the assets acquired and liabilities assumed resulted in an increase of the value of the fixed assets acquired and the recognition of customer-related intangible assets, both net of tax effect.

The effects of the application of this method are included in “Application of the purchase method” in the table below.

In addition, at the time of the acquisition and in accordance with RT 21, Telecom has conformed the accounting policies used by Cubecorp to Telecom Argentina’s. The only significant adjustment was the recognition of a deferred tax liability generated by the difference between book value of the fixed assets adjusted for inflation and the tax value of those assets. The effect is included in “Conformity of accounting policies” in the table below.

(iii)         Effect of the acquisition in the consolidated financial statements

A summary of the assets acquired and liabilities assumed, based on an special financial statement as of June 30, 2008 issued by the seller, is as follows:

	Special financial statement as of June 30, 2008	Conformity of accounting policies	Application of the purchase method	Estimated fair value of Cubecorp’s assets and liabilities
ASSETS
Cash and banks	1	—	—		1
Other receivables	19	—	(9)		10
Fixed assets	30	—	100	(a)	130
Intangible assets — customer relationship	—	—	2	(b)	2
Total assets	50	—	93	(I)	143
LIABILITIES
Accounts payable	3	—	—		3
Loans	8	—	—		8
Salaries and social security payable	2	—	—		2
Taxes payable	—	3	27		30
Other liabilities	1	—	—		1
Contingencies	1	—	—		1
Total liabilities	15	3	27	(II)	45

Total paid for shares				(I) – (II)	98

(a)            Includes $64 of purchase price allocation to fixed assets.

(b)           Corresponds to Cubecorp’s customer relationship.

12. Acquisition of Cubecorp (continued)

The effect in the Group’s results of operations for the period between Cubecorp’s acquisition date and December 31, 2008 (that was included in the Voice, data and Internet reportable segment - see Note 13), is as follows:

Net sales	6
Salaries and social security	(2)
Taxes	(1)
Fees for services	(2)
Energy, water and others	(1)
Others	(1)
Operating loss before depreciation and amortization	(1)
Fixed assets depreciation	(4)
Operating loss	(5)
Financial results, net	1
Income tax expense	(2)
Net loss	(6)

Cubecorp’s cash flow contribution for the period between Cubecorp’s acquisition date and December 31, 2008, is as follows:

Cash flow used for operating activities	—

Cash flow provided by (used for) investing activities
Fixed asset acquisitions	(1)
Cash and cash equivalents included in Cubecorp’s acquisition	1
Cash flow provided by investing activities	—

Cash flow provided by (used for) financing activities
Capital contribution received	11
Payment of debt	(9)
Cash flow provided by financing activities	2
Increase in cash and cash equivalents	2
Cash and cash equivalents at the beginning of period	—
Cash and cash equivalents at year end	2

13.          Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, Telecom conducts its business through five legal entities which represent five operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. Telecom manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Cubecorp
Micro Sistemas (i)
Wireless	Personal
Nucleo

(i)           Dormant entity at December 31, 2008, 2007 and 2006.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

13.          Segment information (continued)

For the years ended December 31, 2008, 2007 and 2006, more than 95% of the Telecom Group’s revenues were from services provided within Argentina. More than 95% of the Telecom Group’s fixed assets are in Argentina. Segment financial information was as follows:

For the year ended December 31, 2008

•                  Income statement information

	Voice, data and Internet	Wireless
Results from continuing operations	(a)	Personal	Nucleo	Subtotal	Nortel	Total
Services	3,612	5,853	382	6,235	—	9,847
Equipment sales	41	712	8	720	—	761
Net sales	3,653	6,565	390	6,955	—	10,608
Salaries and social security	(931)	(256)	(30)	(286)	(1)	(1,218)
Taxes	(223)	(590)	(12)	(602)	—	(825)
Maintenance, materials and supplies	(373)	(148)	(20)	(168)	—	(541)
Bad debt expense	(10)	(55)	(2)	(57)	—	(67)
Interconnection costs	(156)	—	—	—	—	(156)
Cost of international outbound calls	(145)	—	—	—	—	(145)
Lease of circuits	(67)	(38)	(19)	(57)	—	(124)
Fees for services	(181)	(197)	(11)	(208)	(2)	(391)
Advertising	(137)	(224)	(27)	(251)	—	(388)
Agent commissions and distribution of prepaid cards commissions	(43)	(691)	(35)	(726)	—	(769)
Other commissions	(51)	(104)	(4)	(108)	—	(159)
Roaming	—	(174)	(3)	(177)	—	(177)
Charges for TLRD	—	(707)	(57)	(764)	—	(764)
Cost of sales	(38)	(978)	(10)	(988)	—	(1,026)
Others	(264)	(242)	(25)	(267)	—	(531)
Operating income (loss) before depreciation and amortization	1,034	2,161	135	2,296	(3)	3,327
Depreciation of fixed assets and amortization of intangible assets	(822)	(375)	(92)	(467)	—	(1,289)
Operating income (loss)	212	1,786	43	1,829	(3)	2,038
Financial results, net	(166)	(103)	3	(100)	—	(266)
Other expenses, net	(212)	(56)	—	(56)	(3)	(271)
Net income (loss) before income tax and minority interest	(166)	1,627	46	1,673	(6)	1,501
Income tax, net	(143)	(388)	(4)	(392)	—	(535)
Minority interest	—	—	(12)	(12)	(435)	(447)
Net income (loss)	(309)	1,239	30	1,269	(441)	519

(a)          Includes net sales of $40, operating income before depreciation of $10, operating profit of $8 and net income of $8 orresponding to Telecom Argentina USA.

•                  Balance sheet information

Fixed assets, net	4,032	1,788	368	2,156	—	6,188
Intangible assets, net	173	598	1	599	—	772
Capital expenditures (without ARO and debt issue costs)	924	661	102	763	—	1,687
Net book value of Cubecorp’s fixed assets included in the acquisition of shares	132	—	—	—	—	132
Depreciation of fixed assets	(806)	(370)	(91)	(461)	—	(1,267)
Amortization of intangible assets (without debt issue costs)	(16)	(5)	(1)	(6)	—	(22)
Net financial debt	(679)	(145)	(85)	(230)	—	(909)

•                  Cash flow information

Cash flows provided by (used in) operating activities	1,781	1,435	103	1,538	(5)	3,314
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(826)	(636)	(99)	(735)	—	(1,561)
Acquisition of Cubecorp	(97)	—	—	—	—	(97)
Decrease in investments not considered as cash and cash equivalents and other	346	—	—	—	—	346
Total cash flows used in investing activities	(577)	(636)	(99)	(735)	—	(1,312)
Cash flows from financing activities:
Debt proceeds	—	3	88	91	—	91
Payment of debt	(1,197)	(208)	(39)	(247)	—	(1,444)
Payment of interest and debt-related expenses	(109)	(72)	(4)	(76)	—	(185)
Cash dividends paid	—	—	(20)	(20)	—	(20)
Total cash flows provided by (used in) financing activities	(1,306)	(277)	25	(252)	—	(1,558)
Increase (decrease) in cash and cash equivalents	(102)	522	29	551	(5)	444
Cash and cash equivalents at the beginning of the year	147	247	65	312	(1)	458
Cash and cash equivalents at the end of the year	45	769	94	863	(6)	902

13.          Segment information (continued)

For the year ended December 31, 2007

•                  Income statement information

	Voice, data and Internet	Wireless
	(a)	Personal	Nucleo	Subtotal	Nortel	Total
Services	3,284	4,756	426	5,182	—	8,466
Equipment sales	18	583	7	590	—	608
Net sales	3,302	5,339	433	5,772	—	9,074
Salaries and social security	(744)	(188)	(28)	(216)	(1)	(961)
Taxes	(196)	(453)	(11)	(464)	—	(660)
Maintenance, materials and supplies	(307)	(122)	(18)	(140)	—	(447)
Bad debt expense	(12)	(57)	(2)	(59)	—	(71)
Interconnection costs	(151)	—	—	—	—	(151)
Cost of international outbound calls	(138)	—	—	—	—	(138)
Lease of circuits	(58)	(25)	(18)	(43)	—	(101)
Fees for services	(140)	(151)	(9)	(160)	(2)	(302)
Advertising	(89)	(195)	(22)	(217)	—	(306)
Agent commissions and distribution of prepaid cards commissions	(29)	(620)	(55)	(675)	—	(704)
Other commissions	(46)	(80)	(4)	(84)	—	(130)
Roaming	—	(149)	(2)	(151)	—	(151)
Charges for TLRD	—	(556)	(53)	(609)	—	(609)
Cost of sales	(18)	(867)	(8)	(875)	—	(893)
Others	(188)	(184)	(29)	(213)	—	(401)
Operating income (loss) before depreciation and amortization	1,186	1,692	174	1,866	(3)	3,049
Depreciation of fixed assets and amortization of intangible assets	(828)	(510)	(78)	(588)	—	(1,416)
Operating income (loss)	358	1,182	96	1,278	(3)	1,633
Financial results, net	(262)	(185)	6	(179)	—	(441)
Other expenses, net	(61)	(35)	(2)	(37)	(3)	(101)
Net income (loss)before income tax and minority interest	35	962	100	1,062	(6)	1,091
Income tax, net	(60)	(214)	(18)	(232)	—	(292)
Minority interest	—	—	(23)	(23)	(354)	(377)
Net income (loss) from continuing operations	(25)	748	59	807	(360)	422
Income from discontinued operations	102	—	—	—	(46)	56
Net income (loss)	77	748	59	807	(406)	478

(a)          Includes net sales of $40, operating income before depreciation of $9, operating profit of $8 and net income of $7 corresponding to Telecom Argentina USA.

•                  Balance sheet information

Fixed assets, net	3,927	1,494	317	1,811	—	5,738
Intangible assets, net	154	606	—	606	—	760
Capital expenditures (without ARO and debt issue costs)	799	546	96	642	—	1,441
Depreciation of fixed assets	(815)	(498)	(64)	(562)	—	(1,377)
Amortization of intangible assets (without debt issue costs)	(13)	(12)	(14)	(26)	—	(39)
Net financial debt	(1,358)	(613)	(23)	(636)	—	(1,994)

•                  Cash flow information

Cash flows provided by (used in) operating activities	1,738	1,052	156	1,208	(4)	2,942
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(600)	(547)	(96)	(643)	—	(1,243)
Increase in investments not considered as cash and cash equivalents and other	(329)	—	—	—	(1)	(330)
Total cash flows used in investing activities	(929)	(547)	(96)	(643)	(1)	(1,573)
Cash flows from financing activities:
Debt proceeds	—	—	45	45	—	45
Payment of debt	(889)	(371)	(30)	(401)	—	(1,290)
Payment of interest and debt-related expenses	(182)	(108)	(3)	(111)	—	(293)
Cash dividends	—	—	(38)	(38)	—	(38)
Total cash flows used in financing activities	(1,071)	(479)	(26)	(505)	—	(1,576)
Increase (decrease) in cash and cash equivalents	(262)	26	34	60	(5)	(207)
Cash and cash equivalents at the beginning of the year	409	221	31	252	4	665
Cash and cash equivalents at the end of the year	147	247	65	312	(1)	458

13.          Segment information (continued)

For the year ended December 31, 2006

•                  Income statement information

	Voice, data and Internet	Wireless
	(a)	Personal	Nucleo	Subtotal	Nortel	Total
Services	3,046	3,428	347	3,775	—	6,821
Equipment sales	7	536	8	544	—	551
Net sales	3,053	3,964	355	4,319	—	7,372
Salaries and social security	(663)	(146)	(20)	(166)	(1)	(830)
Taxes	(175)	(355)	(9)	(364)	—	(539)
Maintenance, materials and supplies	(227)	(77)	(13)	(90)	—	(317)
Bad debt expense	(16)	(46)	(1)	(47)	—	(63)
Interconnection costs	(159)	—	—	—	—	(159)
Cost of international outbound calls	(111)	—	—	—	—	(111)
Lease of circuits	(30)	(12)	(14)	(26)	—	(56)
Fees for services	(107)	(141)	(11)	(152)	(1)	(260)
Advertising	(70)	(137)	(18)	(155)	—	(225)
Agent commissions and distribution of prepaid cards commissions	(21)	(476)	(51)	(527)	—	(548)
Other commissions	(42)	(66)	(5)	(71)	—	(113)
Roaming	—	(135)	(2)	(137)	—	(137)
Charges for TLRD	—	(410)	(35)	(445)	—	(445)
Cost of sales	(26)	(963)	(10)	(973)	—	(999)
Others	(144)	(127)	(16)	(143)	—	(287)
Operating income (loss)before depreciation and amortization	1,262	873	150	1,023	(2)	2,283
Depreciation of fixed assets and amortization of intangible assets	(935)	(383)	(73)	(456)	—	(1,391)
Operating income (loss)	327	490	77	567	(2)	892
Gain (loss) on equity investees	(1)	6	—	6	—	5
Financial results, net	(375)	(122)	13	(109)	—	(484)
Other expenses, net	(137)	(48)	1	(47)	(2)	(186)
Net income (loss) before income tax and minority interest	(186)	326	91	417	(4)	227
Income tax, net	33	(4)	(7)	(11)	—	22
Minority interest	—	—	(22)	(22)	(105)	(127)
Net income (loss) from continuing operations	(153)	322	62	384	(109)	122
Income from discontinued operations	13	—	—	—	(6)	7
Net income (loss)	(140)	322	62	384	(115)	129

(b)         Includes net sales of $29, operating income before depreciation of $15, operating profit of $14 and net income of $14 corresponding to Telecom Argentina USA.

•                  Balance sheet information

Fixed assets, net	4,047	1,449	243	1,692	—	5,739
Intangible assets, net	147	622	12	634	—	781
Capital expenditures (without ARO and debt issue costs)	592	557	76	633	—	1,225
Depreciation of fixed assets	(924)	(366)	(52)	(418)	—	(1,342)
Amortization of intangible assets (without debt issue costs)	(11)	(17)	(21)	(38)	—	(49)
Net financial debt	(2,324)	(1,026)	(2)	(1,028)	4	(3,348)

•                  Cash flow information

Cash flows provided by (used in) operating activities	1,606	647	107	754	(4)	2,356
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(435)	(379)	(52)	(431)	—	(866)
Decrease in investments not considered as cash and cash equivalents and other	62	—	—	—	—	62
Total cash flows used in investing activities	(373)	(379)	(52)	(431)	—	(804)
Cash flows from financing activities:
Debt proceeds	—	—	36	36	—	36
Payment of debt	(984)	(73)	(56)	(129)	—	(1,113)
Payment of interest and debt-related expenses	(283)	(128)	(3)	(131)	—	(414)
Payment of capital reimbursement of Nucleo	—	—	(4)	(4)	—	(4)
Total cash flows used in financing activities	(1,267)	(201)	(27)	(228)	—	(1,495)
Increase (decrease) in cash and cash equivalents	(34)	67	28	95	(4)	57
Cash and cash equivalents at the beginning of the year	443	154	3	157	8	608
Cash and cash equivalents at the end of the year	409	221	31	252	4	665

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

Balance sheets:

	As of December 31, 2008	As of December 31, 2007
ASSETS
Non-Current Assets
Investments	$2,201	$1,660
Total non-current assets	2,201	1,660
TOTAL ASSETS	$2,201	$1,660
LIABILITIES
Current Liabilities
Accounts payable	$2	$1
Taxes payable	4	3
Total current liabilities	6	4
Non-Current Liabilities
Debt	6	1
Total non-current liabilities	6	1
TOTAL LIABILITIES	$12	$5
SHAREHOLDERS’ EQUITY	$2,189	$1,665
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,201	$1,660

Statements of income:

	Years ended December 31,
	2008	2007	2006
Gain on equity investees	$526	$484	$133
General and administrative expenses	(3)	(3)	(2)
Fiancial results, net	(1)	—	—
Other expenses, net	(3)	(3)	(2)
Net income	$519	$478	$129

Condensed statements of cash flows:

	Years ended December 31,
	2008	2007	2006
Cash flows used in operating activities	$(4)	$(4)	$(4)
Cash flows from investing activities	—	(1)	—
Cash flows used in financing activities	4	1	—
Decrease in cash and cash equivalents	—	(4)	(4)
Cash and cash equivalents at the beginning of year	—	4	8
Cash and cash equivalents at year-end	$—	$—	$4

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

I. Differences in measurement methods

As indicated in Note 3.c, the Company’s consolidated financial statements include the effects of inflation until February 28, 2003. Under US GAAP, financial statements are prepared on a historical cost basis.

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

15.          Differences between Argentine GAAP and US GAAP (continued)

	Years ended December 31,
	2008	2007	2006
Reconciliation of net income:
Total net income under Argentine GAAP	$519	$478	$129
US GAAP adjustments:
Redeemable preferred shares (a)	(116)	(108)	(107)
Foreign currency translation (b)	—	(4)	(17)
Depreciation of foreign currency exchange differences (c.2)	39	104	104
Telecom Argentina’s Debt Restructurings (d)	—	296	418
Extinguishment of Nucleo’s restructured debts (e)	—	—	7
Fair value option for Notes of Telecom Argentina (f)	205	—	—
Other adjustments (g)	(16)	9	(2)
Tax effects on US GAAP adjustments (h)	(80)	(143)	(185)
Minority interest (i)	(67)	(117)	(145)
Net income under US GAAP	$484	$515	$202

	As of December 31,
	2008	2007	2006
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	$2,189	$1,655	$1,167
US GAAP adjustments:
Redeemable preferred shares (a)	(1,039)	(923)	(815)
Foreign currency translation (b)	—	(72)	(49)
Capitalization of foreign currency exchange differences (c.1)	(784)	(784)	(784)
Accumulated depreciation of foreign currency exchange differences (c.2)	717	678	574
Telecom Argentina’s Debt Restructurings (d)	—	(579)	(875)
Fair value option for Notes of Telecom Argentina (f)	253	—	—
Other adjustments (g)	(12)	3	(6)
Tax effects on US GAAP adjustments (h)	(61)	239	382
Minority interest (i)	(51)	246	352
Shareholders’ equity under US GAAP	$1,212	$463	$(54)

	Years ended December 31,
	2008	2007	2006
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ equity as of the beginning of the year	$463	$(54)	$(254)
Cumulative-effect adjustment to retained earnings of the fair value option for Notes of Telecom Argentina, net of tax effect (*)	223	—	—
Other comprehensive income (loss)	42	2	(2)
Net income under US GAAP	484	515	202
Shareholders’ equity as of the end of the year	$1,212	$463	$(54)

(*) Cumulative-effect adjustment to retained earnings of the fair value option for Notes of Telecom Argentina is comprised as follows:

	January 1st, 2008	Gain (Loss)
Fair value option for Notes of Telecom Argentina
Book value of Notes under Argentine GAAP	$2,324
US GAAP adjustment for debt restructurings	579
Book value of Notes under US GAAP (i)	2,903
Fair value of Notes (ii)	2,268
Difference between book value and fair value of debt (i)-(ii)		$635
Reversal of Telecom Argentina debt issuance costs
Net carrying value of debt issuance costs under Argentine GAAP	8
US GAAP adjustment for the restructured debt issuance costs	(1)
Adjustment for net carrying value of debt issuance costs under US GAAP		(7)
Tax effects on US GAAP adjustments		(220)
Minority interest		(185)
Total cumulative-effect adjustment, net of tax effect		$223

a)              Preferred shares

Under Argentine GAAP, and as described in Note 4.w, redeemable preferred shares (Class “A” preferred shares for Nortel) are included under the “Shareholders’ equity” caption, considering the economical and contractual entity of these shares.

Under US GAAP, in accordance with FAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” the redeemable Class “A” preferred shares were considered as liabilities. The corresponding accrued and unpaid dividends were recorded to interest expense in the US GAAP consolidated statements of income.

15.          Differences between Argentine GAAP and US GAAP (continued)

b)              Foreign currency translation

As indicated in Note 4.a, under Argentine GAAP, the financial statements of the Telecom Argentina’s foreign subsidiaries are translated using year-end exchange rate in accordance with RT 18. Translation adjustments are accumulated and reported as a separate component of shareholders’ equity.

Under US GAAP, Statement of Financial Accounting Standards (“SFAS”) No.52, “Foreign Currency Translation” (“SFAS No.52”) requires determination of the functional currency related to foreign subsidiaries. In the case of foreign subsidiaries whose local currency is not the functional currency, the remeasurement of assets and liabilities to the functional currency is required prior to translation of assets and liabilities using the year-end exchange rate to the reporting currency.

Until December 31, 2007, the functional currency of Nucleo, a Paraguayan subsidiary, was the US dollar. Therefore, following the guidelines established in SFAS No.52, remeasurement adjustments were included in the income statement, while translation adjustments from the functional currency to the reporting currency, the Argentine Peso, were recorded as a separate component of shareholders’ equity.

Based on significant changes in the economic facts and circumstances affecting the operations of Nucleo, such as the generation of a substantial portion of its service revenues in guaraníes and the changes on the currency of its financial indebtedness from US dollar to guaraní, management has concluded that, as from the current year, the Paraguayan currency, the guaraní, is the functional currency of such subsidiary.

Consequently, since January 1st, 2008, the functional currency of Nucleo has been changed from the US dollar to the guaraní.

The effects of such change were applied prospectively since the beginning of the year. As the change results in the elimination of the reconciling item between Argentine GAAP and US GAAP, as from January 1st, 2008 there is no reconciling item that affects income and shareholders’ equity at the end of the year 2008.

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

c.2)         This adjustment represents the effect on accumulated depreciation and the depreciation for the years ended December 31, 2008, 2007 and 2006, of the adjustment described in c.1) above.

d)              Telecom Argentina’s Debt Restructurings

As discussed in Note 8.2, Telecom Argentina completed the restructuring of its outstanding indebtedness in August 2005 (“Debt Restructuring”). The Debt Restructuring involved (i) the full settlement of certain outstanding loans of Telecom Argentina and (ii) the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of Telecom Argentina with modified terms. In connection with (ii), Telecom Argentina issued new debt instruments.

Under Argentine GAAP, the new debt instruments issued by Telecom Argentina were recorded at estimated net present value at restructuring date, recognizing in the year 2005, a net pre-tax gain on Telecom Argentina’s debt restructuring of $1,424 (a gain on discount on principal and interest of $1,151 and a gain on discounting of debt of $352, net of related expenses of $79).

Under US GAAP, Telecom Argentina concluded under both SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and the Emerging Issues Task Force Issue No.02-04 (“EITF No.02-04”), “Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15”, that the Debt Restructuring represented a troubled debt restructuring. Accordingly, under US GAAP, the Debt Restructuring was accounted for as (i) a full settlement of certain outstanding loans with cash and (ii) a combination of a partial debt settlement and a continuation of debt with modified terms.

For those outstanding loans which were fully settled, there was no difference in measurement basis between Argentine GAAP and US GAAP. Accordingly, under both Argentine GAAP and US GAAP a gain of $19 on Debt Restructuring was recognized.

15.          Differences between Argentine GAAP and US GAAP (continued)

For those outstanding loans which were restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, Telecom Argentina has determined the total future cash payments specified by the new terms of the debt, including principal, and interest (and contingent payment, if applicable) on a payable-by-payable basis.

Accordingly, for those restructured loans where their carrying value did not exceed the total future mandatory cash payments specified by the terms of the new instruments, no gain was recognized under US GAAP as of the date of the Debt Restructuring. The carrying values of the loans are being reduced as payments were made. Interest expense was computed as the discount rate that equated the present value of the future cash payments specified by the new debt with the carrying amount of the original loans.

For those restructured loans where their total future mandatory cash payments specified by the new terms were less than the respective carrying amounts, the carrying amounts were reduced to an amount equal to the total future mandatory cash payments specified by the new terms, recording a gain of $91 under US GAAP. Thereafter, all cash payments under the new terms were accounted for as reductions of the carrying amount of the payables and no interest expense was recognized. When any principal prepayments were made, Telecom Argentina estimated the total new future mandatory cash payments and consequently recorded a gain under US GAAP as a result of the reduction of the estimated future interest payments at the time of prepayment.

This measurement criterion under US GAAP detailed above has been applied to the restructured debts of Telecom Argentina until December 31, 2007, the moment in which Telecom Argentina adopted SFAS No.159 as described in f) below.

In summary, the US GAAP reconciling item of net income for the years ended December 31, 2007 and 2006 reflects the (a) reversal of the loss on accretion recognized under Argentine GAAP, (b) reversal of interest expense of new debt instruments computed under Argentine GAAP, (c) gain arising under US GAAP from principal prepayments and (d) computation of interest expense under US GAAP, as described above.

The US GAAP reconciling item for the Debt Restructurings until the adoption of SFAS No.159 for the restructured debt of Telecom is comprised as follows:

Included in the reconciliation of net income:

	Years ended December 31,
	2007	2006
Reversal of loss on accretion recognized under Argentine GAAP (a)	$84	$131
Reversal of interest expense computed under Argentine GAAP (b)	170	226
Gain on principal prepayments under US GAAP (c)	158	179
Computation of interest expense under US GAAP (d)	(116)	(118)
Total US GAAP reconciling item for Debt Restructurings	$296	$418

Included in the reconciliation of shareholders´ equity:

	December 31,
Telecom Argentina’s Debt	2007	2006
Total debt under Argentine GAAP (a)	$2,327	$2,894
Reversal of gain on discount on principal and interest under Argentine GAAP	1,151	1,151
Gain on the fully settled debt under US GAAP at restructuring date	(19)	(19)
Gain for restructured debts that their future cash payments are less then their carrying amount under US GAAP	(91)	(91)
Discounting of debt amount at year-end	62	146
Gain on principal prepayments under US GAAP	(337)	(179)
Difference between Argentine GAAP and US GAAP on the computed interest	(187)	(133)
Total debt under US GAAP (b)	$2,906	$3,769
Total US GAAP reconciling item for Debt Restructurings (b) - (a)	$579	$875

e)              Extinguishment of Nucleo’s restructured debts

In the first quarter of 2006, Nucleo issued new debt which, together with available cash, was used to fully settle the outstanding bank loans which had been restructured in November 2004.

As Nucleo’s restructured debt was fully settled, under both Argentine GAAP and US GAAP, Telecom Argentina derecognized such debt and recorded, under US GAAP, a result on extinguishment of liabilities which was measured by the difference between the carrying amount of the debts and the cash surrendered.

15.          Differences between Argentine GAAP and US GAAP (continued)

Nucleo’s restructured debt had been accounted for under SFAS No.15 and EITF 02-04 under US GAAP, as “troubled debt restructuring”. Accordingly, under US GAAP, the carrying amount of Nucleo’s restructured debt as of the date of extinguishment differed from such amount under Argentine GAAP. This difference between the US GAAP carrying amount basis of Nucleo’s restructured debt and the Argentine GAAP basis gave rise to a different gain on debt extinguishment. The reconciling item of net income for the year ended December 31, 2006 represents such different gain on Nucleo’s debt extinguishment.

f)                Fair value option for Notes of Telecom Argentina

Telecom Argentina adopted the provisions of SFAS No.159, “The fair value option for financial assets and financial liabilities - Including an amendment of FASB Statement No. 115” (“SFAS No.159”) on January 1, 2008. Pursuant to this pronouncement, the fair value option can be elected on an instrument by instrument basis. Telecom Argentina elected to fair value all series of the Notes of Telecom Argentina at the adoption date. Such Notes were originated from a troubled debt restructuring concluded in August 2005 and were valued as described in d) above. Management of Telecom Argentina believed that the fair value option better reflects the current value of the debt and approximates such debt value to that recorded under Argentine GAAP. Moreover, the adoption of the fair value for Notes of Telecom Argentina is consistent with the valuation criterion followed for the swap contracts entered to in connection with this debt, which are recorded at fair value both under US GAAP and Argentine GAAP. Telecom Personal Notes were not generated from a troubled debt restructuring and therefore Management did not elect to fair value these Notes. No material differences existed between the fair value of the Notes of Telecom Personal and their book value under Argentine GAAP (which do not differ with respect to US GAAP for these instruments).

As a result of the adoption of SFAS 159, Telecom Argentina reversed the associated debt issuance costs previously capitalized.

The Telecom Argentina’s adjustment under US GAAP, net of tax effect, at the adoption date was $408 ($0.41 peso per share) which was recorded as a cumulative-effect adjustment to retained earnings as of January 1, 2008, while the subsequent effects of fair value measurement were shown as a reconciliation item to income statement in the US GAAP reconciliation as of and for the year ended December 31, 2008.

The US GAAP reconciling item for fair value option for Notes of Telecom Argentina is comprised as follows:

Included in the reconciliation of net income:

Year ended December 31, 2008	Gain (Loss)
Gain on change in fair value of Telecom Notes	$198
Reversal of amortization of Telecom debt issuance costs recorded under Argentine GAAP	7
Total US GAAP reconciling item for fair value option	$205

Included in the reconciliation of shareholders’ equity:

As of December 31, 2008
Book value of Telecom Argentina Notes under Argentine GAAP (a)	$1,263
Fair value of Telecom Argentina Notes (b)	1,009
Difference between book value and fair value of Telecom Argentina Notes (a)-(b)	254
Reversal of net carrying value of Telecom Argentina debt issuance costs	(1)
Total US GAAP reconciling item for fair value option	$253

g)             Other adjustments

The US GAAP reconciling items included under “other adjustments” were as follows for all years presented:

Included in the reconciliation of net income:

	Years ended December 31,
	2008	2007	2006
Inventories	$(16)	$8	$—
Present-value accounting	—	1	(6)
Fixed assets held for sale	—	(1)	(1)
Cost related to certain amendments of restructured debt terms	—	1	(2)
Accounting for investments in debt securities	—	—	7
Total other adjustments (g)	$(16)	$9	$(2)

Included in the reconciliation of shareholders’ equity:

	As of December 31,
	2008	2007	2006
Inventories	$(8)	$8	$—
Present-value accounting	(2)	(2)	(3)
Fixed assets held for sale	(2)	(2)	(1)
Cost related to certain amendments of restructured debt terms	—	(1)	(2)
Total other adjustments (g)	$(12)	$3	$(6)

15.          Differences between Argentine GAAP and US GAAP (continued)

•                  Inventories

As indicated in Note 4.i, under Argentine GAAP, inventories are stated at replacement cost. Under US GAAP, inventories are stated at the lower of cost or market. The adjustment corresponds to the difference between inventories at replacement cost and inventories at cost using the “First in first out” method (“FIFO”).

•                  Present-value accounting

As indicated in Note 4.f, under Argentine GAAP, certain monetary assets and liabilities are measured based on the calculation of their discounted value. Under US GAAP, discounting of these assets and liabilities is precluded.

•                  Fixed assets held for sale

Under Argentine GAAP, Telecom Argentina classified certain fixed assets as held for sale which are stated at the lower of cost less accumulated depreciation at the time of transfer to the held-for-sale category, or market. However, under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions in paragraph 30 of SFAS No.144 are met. As some of these conditions are not met under US GAAP, these assets have to be classified as held and used and depreciated. The US GAAP adjustment for the years presented represents the higher depreciation of such assets held and used under US GAAP as of each year.

•                  Costs related to certain amendments of restructured debt terms

As discussed in Note 8.2, in the first quarter of 2006, Telecom Argentina agreed with certain financial creditors to amend its restructured debt terms to modify certain covenants.

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

However, since the adoption of SFAS No.159 as described in f) above, this US GAAP reconciliation item related to debt issuance costs of Telecom Argentina has been eliminated.

•                  Accounting for investments in debt securities

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

j)                Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees. However, under US GAAP, Telecom Argentina has elected to follow Accounting Principles Board Opinion No. 25 (“APB No.25”), “Accounting for Stock Issued to Employees,” and related interpretations.

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

k)            Other Derivatives

As discussed in Notes 8.2 and 8.3, Telecom Argentina entered into several financing arrangements as part of the Debt Restructurings and the issuance of Personal’s new debt. These financial instruments contain derivative instruments that are “embedded” in the financial instruments, i.e. optional redemption and/or mandatory prepayment features. Telecom Argentina assessed whether the economic characteristics of these embedded derivatives are clearly and closely related to the economic characteristics of the remaining component of the financial instruments (i.e., the host contract), according to SFAS No.133 and the related implementation guidance. Since it was determined that the embedded derivative possesses economic characteristics that are clearly and closely related to the economic characteristics of the host contract, the embedded derivative were not separated from the host contract.

l)                Impairment of long-lived assets, except for indefinite-life PCS license

As indicated in Note 4.m, under Argentine GAAP, the carrying value of a long-lived asset is considered impaired by Telecom Argentina when the expected discounted cash flows, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Under US GAAP, as a first step, the carrying value of a long-lived asset is considered impaired by Telecom Argentina when the expected cash flows, undiscounted, from such an asset, is less than its carrying value. In such case, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Based on both Argentine GAAP and US GAAP assessments, there was no impairment identified for long-lived assets.

m)          Accounting for Uncertainty in Income Taxes (FIN No.48)

The Company adopted the provisions of FASB Interpretation No.48 “Accounting for Uncertainty in Income Taxes” (FIN No.48), an interpretation of FASB Statement No.109 “Accounting for income taxes” on January 1, 2007. The adoption of FIN No.48 for the Company did not have any impact on the Company’s results nor Shareholders’ equity. Disclosures required under FIN No.48 are not included because uncertain tax positions are immaterial.

II.   Additional disclosure requirements

a)         Disclosure of lease information

Under US GAAP, additional disclosures are required as per SFAS No.13 “Accounting for Leases”, as follows:

Operating leases

In the normal course of business, Telecom Argentina leases cell sites, switch sites, satellite capacity and circuits under various noncancelable operating leases that expire on various dates through 2016. Rental expense is recognized ratably over the lease terms. Future minimum lease payments as of December 31, 2008, are as follows:

Year ending December 31, 2009	100
Year ending December 31, 2010	69
Year ending December 31, 2011	38
Year ending December 31, 2012	7
Thereafter	2
Total	$216

15.          Differences between Argentine GAAP and US GAAP (continued)

Rental expense and lease of circuits for the years ended December 31, 2008, 2007 and 2006 are included in Note 16 h) under Lease of circuits and Rental expense accounts.

Information related to financial leases as of December 31, 2008 is described in Note 4.n.

b)         Additional disclosure related to financial assets and liabilities recognized at “fair value”.

Since 2008, SFAS No. 157 “Fair Value Measurements” (“SFAS 157”) was effective for the Company and the Telecom Group. SFAS 157 defines the fair value of assets and liabilities and establishes a framework to measure it. Its implementation had no impact on the valuation of assets and liabilities which were already recognized at fair value. However, this Statement establishes requirements for additional information disclosed in this section.

SFAS 157 establishes a hierarchy of fair value, based on the information used to measure the financial assets and liabilities and also establishes different valuation techniques (market approach, income approach and cost approach). According to SFAS 157, valuation techniques used to measure fair value shall maximize the use of observable inputs.

The levels of hierarchy of “fair value” under SFAS 157 are:

•                  Level 1: Fair value determined by observable inputs in active markets for the same assets or liabilities.

•                  Level 2: Fair value determined based on observable inputs that can result in prices of similar assets or liabilities in active markets, prices for identical assets or liabilities in inactive markets or from observable market correlation or other means.

•                  Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of December 31, 2008, their inputs, valuation techniques and the level of hierarchy, are listed below:

Derivative financial instruments (Forwards contracts to purchase US dollars at fixed exchange rates): These derivative financial instruments are included in other current receivables. The amount as of December 31, 2008, is $22. The fair value is determined by information obtained in the “Open Electronic Market (MAE)”, the most representative market for this type of instruments in Argentina. As MAE determines the values based on actual transactions and calculations regarding the volatility of the currency, the derivative financial instruments’ valuation is classified as Level 2.

Mutual Funds: These funds are included in current investments. The amount as of December 31, 2008, is $148. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year end, therefore its valuation is classified as Level 1.

Telecom Argentina notes: As detailed in f) above, Telecom Argentina Notes are recognized at fair value under US GAAP as of December 31, 2008. The fair value of these notes, which are included in current and non — current debt, is $ 1,009 as of December 31, 2008. The fair value of these notes is based on the purchase price of notes bought by Telecom Argentina in the last quarter of 2008 or, if the purchase price is not available, on the average quoted market prices provided by financial agencies. Therefore its valuation is classified as Level 2.

c)         Disclosures about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments. Under US GAAP, SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, it is required to disclose fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. SFAS No. 133, amends SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 3.g. for details of concentration of credit risk. The financial instruments which are discussed in this section include, among others, cash and cash equivalents, accounts receivable, accounts payable and other instruments.

15.          Differences between Argentine GAAP and US GAAP (continued)

Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, Telecom Argentina’s fair values should not be compared to those of other companies.

The methods and assumptions used to estimate the fair values of each class of financial instrument as of December 31, 2008 and 2007 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

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

Debt

The fair value of the Telecom Group’s debt as of December 31, 2008 is based on the purchase price of notes bought by the Company in the last quarter of 2008 or, if purchase price is not available, on the average quoted market prices. As of December 31, 2008, the fair value of the Telecom Group’s debt was $1,702 and the related carrying amount was $2,043 under Argentine GAAP. As of December 31, 2007, the fair value of the Telecom Group’s debt was $3,156 and the related carrying amount was $3,198 under Argentine GAAP.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

d)         Risks and uncertainties

The Telecom Group’s customers are mostly concentrated in Argentina. Historically, social, political and economic conditions in Argentina are volatile and may impair the Telecom Group’s operations. Furthermore, the Telecom Group may be affected by the international financial crisis which has negatively impacted most of the worldwide economies. This volatility could make it difficult for the Telecom Group to develop its business, generate revenues or achieve or sustain profitability. In the past, volatility in Argentina has been caused by: currency devaluation, significant governmental influence over many aspects of local economies, political and economic instability, unexpected changes in regulatory requirements, social unrest or violence, slow or negative economic growth, imposition of trade barriers and price and exchange controls. The Telecom Group has no control over these matters.

The Telecom Group’s future results of operations and financial condition could be impacted by the following factors, among others:

•                  the ability to finance and manage expected growth;

•                  customer churn-rates;

•                  impact of competitive services, products and pricing;

•                  dependence on key personnel;

•                  legal proceedings;

•                  government regulation; and

•                  level of economic activity in Argentina.

e)         Asset retirement obligations

The balance of the Telecom Group’s asset retirement obligations as of December 31, 2008 and 2007 was $37 and $26, respectively and is included in other long-term liabilities on the consolidated balance sheets. Accretion expense and settlements during 2008 and 2007 were not significant.

15.          Differences between Argentine GAAP and US GAAP (continued)

f)           Segment Information

As discussed in Note 13, the Telecom Group has identified its operating segments to be the six legal entities through which it conducts business. The identification of these segments is consistent with the requirements of paragraph 10 of SFAS No.131 “Disclosures about Segments of an Enterprise and Related Information”.

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

Even though Nucleo and Personal have been combined into one reportable segment under Argentine GAAP, Note 13 to the consolidated financial statements discloses information for both Personal and Nucleo separately and a column totaling both entities to report the wireless reportable segment.

Considering that separate information for Nucleo is already disclosed in Note 13, the effect of the application of paragraph 17 of SFAS No. 131 would only be the (i) elimination of the column totaling Personal and Nucleo and (ii) labeling Nucleo as a separate Wireless segment.

g)        Sale of equity interest in Publicom

As discussed in Note 4.x) under Argentine GAAP, the sale of equity interest in Publicom has been accounted for as “Discontinued operation”.

Additionally, the Company has assessed whether this transaction shall be accounted for as a “Discontinued operation” under US GAAP in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).

The Company has considered that Publicom is a component of the entity whose disposal meets both of the two conditions stated in the paragraph 42 of SFAS 144. For our conclusion, we have assessed the guidance stated in EITF 03-13 “Applying the Conditions in paragraph 42 of SFAS 144 in Determining Whether to Report Discontinued Operations” and its decision tree provided in Exhibit 03-13A.

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

h)        Balance sheet classification differences

Deferred income taxes

Under Argentine GAAP, the net deferred tax liability has been classified as a non-current tax payable as of December 31, 2008, 2007 and 2006.

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

As of December 31, 2008, the net current deferred tax liability is $273 and the net non-current deferred tax liability is $12 under US GAAP. As of December 31, 2007, the net current deferred tax liability is $173 and the net non-current deferred tax asset is $123 under US GAAP.

Restricted cash

Under Argentine GAAP, as described in Note 11, Telecom Argentina has classified restricted cash amounting to $24 as other receivables, as of December 31, 2008. Under US GAAP, restricted cash may be shown as a separate line item on the face of the balance sheet or classified as cash or investments, as appropriate, but identified in the notes to the financial statements. Restricted cash at December 31, 2008 represented cash in escrow related to certain judicial proceedings. The restricted cash was $23 as of December 31, 2007.

Revenue recognition

As indicated in Note 4.b, under Argentine GAAP, installation fees are recognized at the time of installation or activation. Associated direct expenses are expensed as incurred. These costs exceed installation revenues for all years presented.

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

Classification of Telecom Argentina’s restructured debt

Under Argentine GAAP, Telecom Argentina has classified the outstanding balance of its restructured debt as current and non-current based on the contractual maturity of the new debt instruments adjusted to reflect Telecom Argentina’s intent and ability to apply estimated cash flows to make prepayments. As described in Note 8 in making the classification, Telecom Argentina uses its best estimates of generating cash flows during the following periods.

Under US GAAP, current restructured debt includes amounts due within the next twelve months at the balance sheet date. All other amounts are classified as non-current. Therefore, as of December 31, 2008, current and non current debt under US GAAP would have been $218 and $1,571, respectively. As of December 31, 2007, current and non current debt under US GAAP would have been $573 and $3,204, respectively.

i)           Indefeasible rights of use

Acquisition of indefeasible rights of use

In the ordinary course of business, Telecom Argentina enters into certain capacity agreements (the “IRU Contracts”) pursuant to which Telecom Argentina purchases the rights to use of fiber optic capacity for a period of 10 - 15 years. The rights of use purchased in 2008 amounted to $40 of which $29 is still outstanding as of December 31, 2008. Telecom Argentina is also committed to pay operation and maintenance costs (O&M) over the life of the IRU contracts.

Under Argentine GAAP, Telecom Argentina recognized the up-front cash payment and the remaining payable related to the IRU Contracts as an intangible asset. The intangible asset is being amortized under the straight-line method over the term of the Contracts. Amortization expense is included under intangible amortization in the statement of income.

15.          Differences between Argentine GAAP and US GAAP (continued)

Under US GAAP, Telecom Argentina evaluated the guidance in EITF 01-08 “Determining whether an arrangement contains a lease”, and determined that these contracts do not contain a lease element, rather they are service contracts. In addition, under US GAAP, neither the cash up-front payments nor the remaining amount payables under the contracts qualify for recognition as intangible assets. Rather the prepayment would be recognized as a prepaid asset. Telecom Argentina would recognize service expense on a straight-line basis over the term of the IRU contracts. Accordingly, amortization expense would have been reduced by $10, $7 and $4 for the years ended December 31, 2008, 2007 and 2006, respectively, and service expense would have been increased by same amounts for those years.

Sale of a portion of indefeasible rights of use purchased

In the ordinary course of business, Telecom Argentina entered into certain capacity agreements, pursuant to which Telecom Argentina provides the right to use a portion of the capacity acquired under IRU Contracts mentioned above. As of December 31, 2008, $30 related to the capacity agreements is still uncollected.

Under Argentine GAAP, Telecom Argentina recognized this uncollected receivable and liability (deferred revenue) related to these agreements. Telecom Argentina will recognize revenue under the straight-line method over the term of the agreement.

Under US GAAP, the remaining amount under the contracts do not qualify for recognition as liability (deferred revenue), and therefore receivable and liability recognized under Argentine GAAP should be reversed under US GAAP.

j)           Income statement classification differences

The following table reconciles the operating income as shown in the statement of income under Argentine GAAP to the operating income that would be reported under US GAAP, which contemplate classification differences under US GAAP:

	Years ended December 31,
	2008	2007	2006
Operating income under Argentine GAAP	$2,038	$1,633	$892
Foreign currency translation	—	2	6
Depreciation of foreign currency exchange differences	39	104	104
Other expenses, net as operating loss under US GAAP	(271)	(101)	(186)
Inventories	(14)	(51)	(5)
Amortization of debt issue cost of Telecom	7	—	—
Other	—	(1)	(1)
Operating income under US GAAP	$1,799	$1,586	$810

k)       Earnings per share

Under Argentine GAAP, the Company computes net income per common share and dividends per share by dividing the net income for the year by the weighted average number of common shares outstanding.

Under US GAAP, basic and diluted net income per share is presented in conformity with SFAS No. 128 “Earnings per Share” for all years presented.

Basic net income per share is computed by dividing the net income available to common shareholders for the year by the weighted average shares of common stock outstanding during the year. Diluted net income per share is computed by dividing the net income for the year by the weighted average number of common and dilutive potential common shares then outstanding during the year. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in SFAS No. 128.

15.          Differences between Argentine GAAP and US GAAP (continued)

The following tables set forth the computation of basic and diluted net income per share (for continuing and discontinued operations) for the years indicated:

	Years ended December 31,
	2008	2007	2006
Common Shares:
Numerator:
Net income (loss) under USGAAP	$484	$515	$202
Net (income) loss available to Preferred Shares Class B	(237)	(252)	(99)
Net income (loss) available to common shares	247	263	103
Denominator:
Number of common shares outstanding	5,330,400	5,330,400	5,330,400
Basic and diluted net income (loss) per common share	$46.35	$49.34	$19.35
Preferred Shares Class B:
Numerator:
Net income (loss) available to Preferred Shares B	$237	$252	$99
Denominator:
Number of Preferred Shares Class B outstanding	1,470,455	1,470,455	1,470,455
Basic and diluted net (loss) income per Preferred Share Class B	$161.13	$171.38	$67.25

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

l)           Cash flows statement classification differences

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

Under Argentine GAAP, payments to creditors for interest and withholding tax payments were reported as financing activities whereas these transactions would be classified as cash flows used in operating activities for US GAAP purposes. Additionally, under Argentine GAAP, cash outflows for the acquisition of indefeasible rights of use, which amounted to $15, $31 and $39 for fiscal years 2008, 2007 and 2006, respectively, were reported as investing activities. Under US GAAP, these transactions would be classified as cash outflows from operating activities.

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

15.          Differences between Argentine GAAP and US GAAP (continued)

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:

	Years ended December 31,
	2008	2007	2006
Cash flows provided by operating activities	$3,044	$2,601	$1,945
Cash flows from investing activities
Acquisition of fixed assets and intangible assets	(1,546)	(1,212)	(827)
Proceeds for the sale of equity investees	—	182	—
Acquisition of Cubecorp	(97)	—	—
(Increase) Decrease in investments not considered as cash and cash equivalents and others	346	(512)	62
Total cash flows used in investing activities	(1,297)	(1,542)	(765)
Cash flows from financing activities
Debt proceeds	91	45	36
Payment of debt	(1,444)	(1,290)	(1,113)
Payment of debt-related expenses and others	—	—	(52)
Dividends paid	(20)	(38)	—
Total cash flows used in financing activities	(1,373)	(1,283)	(1,129)
Effect of exchange rate changes on cash and cash equivalents	70	17	6
Increase (decrease) in cash and cash equivalents	444	(207)	57
Cash and cash equivalents at the beginning of year	458	665	608
Cash and cash equivalents at year end	$902	$458	$665

m)     Changes in useful lives of fixed assets

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

In addition, and as a consequence of the migration from TDMA technology to GSM technology during the year 2007, Personal recognized accelerated depreciation of $84 related to these assets.

The effect on net income for the mentioned changes in the estimated useful lives was a loss of $46, which represented a loss of Argentine pesos 0.05 per share for the year 2007.

n)        Severance payments

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its employees dismissed without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by SFAS No.112, “Employers’ Accounting for Post-employment Benefits”, and SFAS No.43, “Accounting for Compensated Absences”, which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability under US GAAP.

o)         Investments in debt securities

Note 16.c to the financial statements presents the additional disclosure requirements in accordance with SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities”.

p)         Software developed or obtained for internal use

In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No.98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” This statement requires that certain internal and external costs associated with the purchase and/or development of internal use software be capitalized rather than expensed. The adoption of this standard under US GAAP had no impact on the Company’s financial position or results of operations since the Company’s policy in capitalizing/expensing software costs is aligned to SOP 98-1.

15.          Differences between Argentine GAAP and US GAAP (continued)

q)         Other comprehensive income

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

	Years ended December 31,
	2008	2007	2006
Net income under US GAAP	$484	$515	$202
Other comprehensive income:
- Foreign currency translation	70	3	2
- Derivative instruments	13	—	—
- Investments classified as available-for-sale	—	—	(7)
Tax benefit (expense)	(5)	—	2
Minority interest	(36)	(1)	1
Comprehensive income	$526	$517	$200

	As of December 31,
	2008	2007	2006
Accumulated other comprehensive income (a)	$55	$13	$11

(a) Accumulated other comprehensive income as of December 31, 2008, 2007 and 2006 includes charges related to foreign currency translation adjustments. In addition, accumulated other comprehensive income as of December 31, 2008 includes charges related to derivative instruments.

r)         Valuation and qualifying accounts

Under Rule 12-09 of Regulation S-X of the SEC, the Company is required to file Schedule II “Valuation and qualifying accounts”. This schedule is designed to present an analysis of valuation reserves, such as the allowance for doubtful accounts. Note 16.e to the Argentine GAAP financial statements presents this information for the years indicated. The Company considers this information is similar in format and content to that required by the SEC.

s)         Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No.157. The changes to current practice resulting from the application of SFAS No.157 relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. The definition of fair value retains the exchange price notion in earlier definitions of fair value. SFAS No.157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. SFAS No.157 was effective for the Company on January 1, 2008, except for one-year delay of effective date for certain nonfinancial assets and nonfinancial liabilities. The adoption of SFAS No.157, as far as it is effective, did not have any impact on the Company’s current financial position nor results of operations.

In September 2006, the Emerging Issues Task Force issued the EITF No.06-1 “Accounting for consideration given by a service provider to manufacturers or resellers of equipment necessary for an end-customer to receive service from the service provider.” The issue is whether the provisions of EITF No.01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” should be applied to payments made by a service provider to manufacturers and/or retailers/resellers of specialized equipment that is necessary for a customer to receive a service from the service provider and in that event, it should be characterized as a reduction of revenue or as an expense depending on the nature of the consideration. The EITF No.06-1 was effective for the Company on January 1, 2008. The adoption of EITF No.06-1 did not have any impact on the Company’s current financial position nor results of operations.

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

d.          Current investments

e.           Allowances and provisions

f.             Cost of services

g.          Foreign currency assets and liabilities

h.          Expenses

i.              Aging of assets and liabilities

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions from the acquisition of Cubecorp	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the year
Land	113	10	—	1	—	—	124
Building	1,456	81	—	—	9	(5)	1,541
Tower and pole	375	—	—	3	40	(2)	416
Transmission equipment	4,268	—	29	25	255	(45)	4,532
Wireless network access	1,587	—	24	7	261	(d) (172)	1,707
Switching equipment	4,298	—	—	8	183	—	4,489
Power equipment	593	12	—	5	50	(2)	658
External wiring	6,194	—	—	—	192	(20)	6,366
Computer equipment	3,405	32	20	17	341	(59)	3,756
Telephony equipment and instruments	863	—	3	16	9	—	891
Equipment lent to customers at no cost	121	—	36	12	7	(11)	165
Vehicles	132	—	28	1	—	(3)	158
Furniture	77	3	1	2	1	—	84
Installations	327	28	2	3	17	—	377
Improvements in third parties buildings	102	—	—	—	15	—	117
Work in progress	585	—	1,394	4	(1,351)	—	632
Subtotal	24,496	(a) 166	(b) 1,537	104	29	(319)	26,013
Asset retirement obligations	26	—	10	1	—	—	37
Advances to suppliers	—	—	19	—	—	—	19
Materials	256	—	(c) 90	5	(29)	(110)	212
Total as of December 31, 2008	24,778	166	1,656	110	—	(429)	26,281

Total as of December 31, 2007	23,379	—	1,416	110	—	(127)	24,778

	Depreciation							Net carrying	Net carrying
Principal account	Accumulated as of the beginning of the year	Additions from the acquisition of Cubecorp	Annual rate (%)	Amount	Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the year	value as of December 31, 2008	value as of December 31, 2007
Land	—	—	-	—	—	—	—	124	113
Building	(824)	(6)	4 - 10	(65)	—	5	(890)	651	632
Tower and pole	(270)	—	5 - 8	(16)	(3)	2	(287)	129	105
Transmission equipment	(3,566)	—	11 - 14	(211)	(13)	44	(3,746)	786	702
Wireless network access	(1,300)	—	11 - 14	(118)	(4)	(d) 172	(1,250)	457	287
Switching equipment	(3,689)	—	11 - 15	(197)	(5)	1	(3,890)	599	609
Power equipment	(488)	(5)	10 - 11	(38)	(5)	2	(534)	124	105
External wiring	(4,745)	—	6	(282)	—	20	(5,007)	1,359	1,449
Computer equipment	(2,762)	(21)	18 - 22	(222)	(13)	58	(2,960)	796	643
Telephony equipment and instruments	(812)	—	11 - 18	(25)	(11)	—	(848)	43	51
Equipment lent to customers at no cost	(89)	—	50	(38)	(11)	10	(128)	37	32
Vehicles	(75)	—	20	(19)	(1)	3	(92)	66	57
Furniture	(63)	(2)	10	(5)	—	—	(70)	14	14
Installations	(248)	(2)	8 - 25	(16)	(1)	—	(267)	110	79
Improvements in third parties buildings	(69)	—	3	(11)	—	—	(80)	37	33
Work in progress	—	—		—	—	—		632	585
Subtotal	(19,000)	(36)		(1,263)	(67)	317	(20,049)	5,964	5,496
Asset retirement obligations	(20)	—	16 - 21	(4)	(1)	—	(25)	12	6
Advances to suppliers	—	—		—	—	—	—	19	—
Materials	—	—		—	—	—	—	212	256
Total as of December 31, 2008	(19,020)	(36)		(e) (1,267)	(68)	317	(20,074)	6,207	5,758

Total as of December 31, 2007	(17,618)	—		(e) (1,377)	(68)	43	(19,020)	5,758

(a)          Includes $43 in Building and $22 in Installations corresponding to the purchase price allocation of Cubecorp.

(b)         Includes $26 in Transmission equipment, $24 in Wireless network access, $33 in Equipment lent to customers at no cost, $1 in Telephony equipment and instruments and $247 in Work in progress, transferred from materials.

(c)          Net of $331 transferred to fixed assets.

(d)         Corresponds to the canceling of the TDMA network.

(e)          Includes $(39) and $(104), in December 2008 and 2007, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences.

16.                     Other financial statement information (continued)

(b) Intangible assets, net

	Original value
	As of the	Additions		Foreign
Principal account	beginning of the year	from the acquisition of Cubecorp	Additions	currency translation adjustments	Decreases	As of the end of the year
Software obtained or developed for internal use	446	—	—	4	—	450
Debt issue costs	37	—	—	—	—	37
PCS license	658	—	—	—	—	658
Band B license and PCS license (Paraguay)	211	—	1	28	—	240
Rights of use	164	—	40	—	—	204
Exclusivity agreements	54	—	—	—	—	54
Cubecorp’s customer relationship	—	2	—	—	—	2
Total as of December 31, 2008	1,570	2	41	32	—	1,645

Total as of December 31, 2007	1,535	—	27	39	(a) (31)	1,570

	Amortization					Net carrying	Net carrying
Principal account	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Decreases	Accumulated as of the end of the year	value as of December 31, 2008	value as of December 31, 2007
Software obtained or developed for internal use	(439)	(5)	(3)	—	(447)	3	7
Debt issue costs	(22)	(10)	—	—	(32)	5	15
PCS license	(70)	—	—	—	(70)	588	588
Band B license and PCS license (Paraguay)	(211)	—	(28)	—	(239)	1	—
Rights of use	(45)	(12)	—	—	(57)	147	119
Exclusivity agreements	(23)	(5)	—	—	(28)	26	31
Cubecorp’s customer relationship	—	—	—	—	—	2	—
Total as of December 31, 2008	(810)	(b) (32)	(31)	—	(873)	772	760

Total as of December 31, 2007	(754)	(c) (50)	(37)	(a) 31	(810)	760

(a)          Includes $20 corresponding to decreases in Debt issue costs and $11 corresponding to decreases in Exclusivity agreements.

(b)         An amount of $(16) is included in cost of services, $(1) in administrative expenses, $(5) in selling expenses and $(10) in financial results, net.

(c)          An amount of $(35) is included in cost of services, $(1) in administrative expenses, $(3) in selling expenses and $(11) in financial results, net.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of December 31, 2008	Cost value as of December 31, 2008	Book value as of December 31, 2008	Book value as of December 31, 2007
CURRENT INVESTMENTS
Government bonds
Germany Government bonds (i)	€1	45,000,000	223	200	223	—
Total government bonds			223	200	223	—
Mutual funds
Superahorro$ Clase B	$0.28	232,455,950	65	65	65	—
Optimun CDB $ Clase B	$1.86	14,824,098	27	27	27	5
Fima $	$1.23	42,000,150	52	51	52	—
Other mutual funds			—	—	—	94
Total mutual funds			144	143	144	99
Related parties - Mutual funds
Alpha $ Clase A	$1.25	3,226,422	4	4	4	—
Total related parties			4	4	4	—
Total current investments			371	347	371	99

(i) The Company has classified these securities as held-to-maturity as management has the intent and ability to hold them to maturity (March 2009).

16.                     Other financial statement information (continued)

(d) Current investments

	Cost as of	Book value as of
	December 31, 2008	December 31, 2008	December 31, 2007

CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$611	$611	$283
In Argentine pesos	106	107	31
	$717	$718	$314
With an original maturity of more than three months
In foreign currency	$—	$—	$534
	$—	$—	$534
Total current investments	$717	$718	$848
NON-CURRENT INVESTMENTS
In Argentine pesos - Related parties	$—	$—	$1
Total non-current investments	$—	$—	$1

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2008
Deducted from current assets
Allowance for doubtful accounts receivables	126	67	(1)	(56)	136
Allowance for doubtful accounts and other assets	11	2	1	(1)	13
Regulatory contingencies	12	—	1	(2)	11
Allowance for obsolescence of inventories	18	12	—	(14)	16
Total deducted from current assets	167	81	1	(73)	176
Deducted from non-current assets
Allowance for doubtful accounts receivables	—	—	1	—	1
Valuation allowance of net deferred tax assets (a)	109	(1)	—	(92)	16
Regulatory contingencies	64	12	(1)	—	75
Allowance for doubtful accounts and other assets	25	7	(1)	—	31
Write-off of materials	20	2	—	(3)	19
Total deducted from non-current assets	218	20	(1)	(95)	142
Total deducted from assets	385	(b) 101	—	(168)	318

Included under current liabilities
Provision for contingencies	49	—	25	(38)	36
Total included under current liabilities	49	—	25	(38)	36
Included under non-current liabilities
Provision for contingencies	243	101	(25)	—	319
Total included under non-current liabilities	243	101	(25)	—	319
Total included under liabilities	292	(c) 101	—	(38)	355

(a)          This allowance is included in Taxes payable non-current.

(b)         Includes $67 in selling expenses, $35 in other expenses, net and $(1) in income tax.

(c)          Includes $100 in other expenses, net and $1 corresponds to the acquisition of Cubecorp.

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2007
Deducted from current assets
Allowance for doubtful accounts receivables	105	71	—	(50)	126
Allowance for doubtful accounts and other assets	16	—	5	(10)	11
Regulatory contingencies	—	—	(e) 14	(2)	12
Allowance for obsolescence of inventories	12	7	—	(1)	18
Total deducted from current assets	133	78	19	(63)	167
Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	197	—	—	(88)	109
Regulatory contingencies	—	42	(e) 22	—	64
Allowance for doubtful accounts and other assets	23	7	(5)	—	25
Write-off of materials	22	—	—	(2)	20
Total deducted from non-current assets	242	49	17	(90)	218
Total deducted from assets	375	(d) 127	36	(153)	385

Included under current liabilities
Provision for contingencies	85	—	14	(50)	49
Total included under current liabilities	85	—	14	(g) (50)	49
Included under non-current liabilities
Provision for contingencies	234	79	(70)	—	243
Total included under non-current liabilities	234	79	(70)	—	243
Total included under liabilities	319	(f) 79	(e) (56)	(50)	292

(d)         Includes $71 in selling expenses and $56 in other expenses, net.

(e)          Reclassified $36 to other receivables — “Regulatory contingencies” and $20 to other liabilities — “Contingencies payable”.

(f)            Included in other expenses.

(g)         Includes $8 by application of SC Resolution No. 41/07.

16.                     Other financial statement information (continued)

(f) Cost of services

	Years ended December 31,
	2008	2007	2006
Inventory balance at the beginning of the year	$175	$188	$113
Plus:
Purchases	1,105	927	1,060
Holding results on inventories	2	(59)	(5)
Wireless handsets lent to customers at no cost (a)	(3)	(5)	(4)
Replacements	(23)	(2)	(4)
Foreign currency translation adjustments in inventory	(1)	1	1
Cost of services (Note 16.h)	4,660	4,098	3,521
Less:
Inventory balance at year end	(267)	(175)	(188)
COST OF SERVICES	$5,648	$4,973	$4,494

(a)            Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Years ended December 31,
	2008	2007	2006
Services
Net sales	$9,847	$8,466	$6,821
Cost of sales	(4,622)	(4,080)	(3,495)
Gross profit from services	$5,225	$4,386	$3,326
Handsets
Net sales	$720	$590	$544
Cost of sales	(988)	(875)	(973)
Gross loss from handsets	$(268)	$(285)	$(429)
Voice, Internet and data equipment
Net sales	$41	$18	$7
Cost of sales	(38)	(18)	(26)
Gross profit (loss) from voice, Internet and data equipment	$3	$—	$(19)
TOTAL GROSS PROFIT	$4,960	$4,101	$2,878

(g) Foreign currency assets and liabilities

	As of December 31, 2008				As of December 31, 2007
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	G	5,733	0.0006976	4	—
Bank accounts	US$	1	3.45300	5	10
	G	—	—	—	10
Investments
Time deposits	US$	89	3.45300	307	761
	EURO	63	4.79070	304	49
		¥—	—	—	7
Government bonds	EURO	47	4.79070	223	—
Accounts receivable
	US$	25	3.45300	87	69
	SDR	1	5.31855	5	—
	G	22,973	0.0006976	17	23
Related parties	US$	1	3.45300	5	7
Other receivables
Prepaid expenses	US$	3	3.45300	10	7
	G	3,822	0.0006976	2	2
Derivatives	US$	—	—	—	212
Others	US$	5	3.45300	20	5
	G	1,724	0.0006976	1	2
Non-current assets
Others	US$	2	3.45300	8	—
	G	475	0.0006976	1	—
Total assets				$999	$1,164
Current liabilities
Accounts payable
Suppliers	US$	227	3.45300	784	$561
	G	25,291	0.0006976	18	17
	EURO	9	4.79070	42	28
Deferred revenues	G	9,656	0.0006976	7	10
Related parties	US$	5	3.45300	18	12
	EURO	—	—	—	12

16.                     Other financial statement information (continued)

	As of December 31, 2008				As of December 31, 2007
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Debt
Notes – Principal	US$	43	3.45300	150	617
	EURO	187	4.79070	897	618
		¥5,074	0.03813	193	86
Banks loans and others – Principal	US$	2	3.45300	5	47
	G	120,650	0.0006976	84	22
Accrued interest	US$	1	3.45300	3	15
	EURO	3	4.79070	13	14
		¥40	0.03813	2	1
	G	2,157	0.0006976	2	—
Gain on discounting of debt	US$	—	3.45300	(1)	—
	EURO	(1)	4.79070	(6)	—
		¥(52)	0.03813	(2)	—
Derivatives	US$	—	—	—	3
Salaries and social security payable
Vacation, bonuses and social security payable	G	930	0.0006976	1	1
Taxes payable
Income tax	G	—	—	—	1
VAT	G	—	—	—	1
Other liabilities
Deferred revenue on sale of capacity	US$	3	3.45300	10	7
Others	G	—	—	—	1
Non-current liabilities
Accounts payable
Related parties	US$	8	3.45300	27	—
Debt
Notes – Principal	US$	199	3.45300	688	859
	EURO	—	—	—	799
		¥—	—	—	111
Banks loans and others – Principal	US$	—	—	—	5
Gain on discounting of debt	US$	—	—	—	(8)
	EURO	—	—	—	(45)
		¥—	—	—	(9)
Taxes payable
Deferred tax liabilities (assets)	G	(1,615)	0.0006976	(1)	2
Other liabilities
Deferred revenue on sale of capacity	US$	25	3.45300	86	60
Others	US$	1	3.45300	2	—
Total liabilities				$3,022	$3,848

(i) US$ = United States dollars; G = Guaranies; ¥ = Japanese Yen; SDR = Special Drawing Rights.

(h)         Expenses

	Expenses
	Cost of services	General and administrative	Selling	Year ended December 31, 2008
Salaries and social security	$548	$209	$488	$1,245
Recoverable costs	(9)	(3)	(5)	(17)
Capitalized costs	(1)	(9)	—	(10)
Depreciation of fixed assets	1,129	32	106	1,267
Amortization of intangible assets	16	1	5	22
Taxes	316	9	65	390
Turnover tax	435	—	—	435
Maintenance, materials and supplies	438	17	86	541
Bad debt expense	—	—	67	67
Interconnection costs	156	—	—	156
Cost of international outbound calls	145	—	—	145
Lease of circuits	124	—	—	124
Fees for services	81	72	238	391
Advertising	—	—	388	388
Agent commissions and distribution of prepaid cards commissions	—	—	769	769
Other commissions	—	—	159	159
Roaming	177	—	—	177
Charges for TLRD	764	—	—	764
Cost of voice, Internet and data equipment sales	38	—	—	38
Cost of directories publishing	13	—	—	13
Transportation and freight	22	15	138	175
Insurance	3	3	3	9
Energy, water and others	59	7	13	79
Rental expense	44	16	24	84
International and satellite connectivity	55	—	—	55
Others	107	2	7	116
Total	$4,660	$371	$2,551	$7,582

16.                     Other financial statement information (continued)

	Expenses
	Cost of services	General and administrative	Selling	Year ended December 31, 2007
Salaries and social security	$433	$171	$387	$991
Recoverable costs	(9)	(3)	(6)	(18)
Capitalized costs	(1)	(11)	—	(12)
Depreciation of fixed assets	1,230	28	119	1,377
Amortization of intangible assets	35	1	3	39
Taxes	241	4	45	290
Turnover tax	370	—	—	370
Maintenance, materials and supplies	358	16	73	447
Bad debt expense	—	—	71	71
Interconnection costs	151	—	—	151
Cost of international outbound calls	138	—	—	138
Lease of circuits	101	—	—	101
Fees for services	59	75	168	302
Advertising	—	—	306	306
Agent commissions and distribution of prepaid cards commissions	—	—	704	704
Other commissions	—	1	129	130
Roaming	151	—	—	151
Charges for TLRD	609	—	—	609
Cost of voice, Internet and data equipment sales	18	—	—	18
Cost of directories publishing	2	—	—	2
Transportation and freight	16	9	117	142
Insurance	2	4	5	11
Energy, water and others	55	6	7	68
Rental expense	37	13	17	67
International and satellite connectivity	33	—	—	33
Others	69	2	7	78
Total	$4,098	$316	$2,152	$6,566

	Expenses
	Cost of services	General and administrative	Selling	Year ended December 31, 2006
Salaries and social security	$383	$142	$315	$840
Capitalized costs	—	(10)	—	(10)
Depreciation of fixed assets	1,183	42	117	1,342
Amortization of intangible assets	46	—	3	49
Taxes	213	2	36	251
Turnover tax	288	—	—	288
Maintenance, materials and supplies	229	13	75	317
Bad debt expense	—	—	63	63
Interconnection costs	159	—	—	159
Cost of international outbound calls	111	—	—	111
Lease of circuits	56	—	—	56
Fees for services	63	57	140	260
Advertising	—	—	225	225
Agent commissions and distribution of prepaid cards commissions	—	—	548	548
Other commissions	—	2	111	113
Roaming	137	—	—	137
Charges for TLRD	445	—	—	445
Cost of voice, Internet and data equipment sales	26	—	—	26
Transportation and freight	16	7	60	83
Insurance	3	4	5	12
Energy, water and others	43	5	13	61
Rental expense	44	3	3	50
International and satellite connectivity	27	—	—	27
Others	49	2	3	54
Total	$3,521	267	1,717	5,507

16.                     Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable	Other receivables	Accounts payable	Debt	Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	332	—	(a) 52	—	—	—	—
Not due
First quarter 2009	1,089	677	149	1,700	63	114	323	30
Second quarter 2009	—	—	24	15	374	43	299	8
Third quarter 2009	—	—	14	2	—	34	—	4
Fourth quarter 2009	—	—	14	2	918	46	—	4
January 2010 thru December 2010	—	—	71	7	688	22	—	12
January 2011 thru December 2011	—	—	10	20	—	17	—	11
January 2012 and thereafter	—	—	6	—	—	44	—	86
Not date due established	1	—	—	—	—	—	224	37
Total not due	1,090	677	288	1,746	2,043	320	846	192
Total as of December 31, 2008	1,090	1,009	288	1,798	2,043	320	846	192

Balances bearing interest	1,089	331	—	—	2,043	—	—	14
Balances not bearing interest	1	678	288	1,798	—	320	846	178
Total	1,090	1,009	288	1,798	2,043	320	846	192

Average annual interest rate (%)	4.19	(b)	—	—	(c)	—	—	6.00

(a)          At the date of issuance of these consolidated financial statements, $38 has been cancelled.

(b)         $45 bear 50% over the Banco Nación Argentina 30-day interest rate paid by banks, $123 bear 50% over the Banco Nación Argentina notes payable discount rate and $163 bear 28.46%.

(c)          See Note 8.

17.                     Subsequent events

•                  Derivatives related to Telecom’s Notes

In January 2009, Telecom entered into two derivative contracts (an Euro “Zero Cost Collar” and a yen NDF, both maturing in April 2009) as supplementary of the contracts mentioned in Note 4.t.2.a, to hedge its exposure to foreign currency fluctuations with respect to the Euro and Japanese yen-denominated Notes. The terms of the contracts are related to: i) the purchase of a “Call Option” for an amount of € 80.3 million and the sell of a “Put Option” for an equal amount, with a strike price of 1.36 US$/€ and 1.2795 US$/€, respectively; and ii) the purchase of a total amount of Japanese yen 5,120 million for a fixed forward price of 88.88 Yen/US$.

•                  Purchase of Notes of Personal

As of the date of issuance of these consolidated financial statements, Personal purchased Notes pursuant to market purchase transactions, acquiring an aggregate principal nominal amount of US$ 3,968,000 of Series 3 Medium Term Notes due 2010. The Notes acquired were cancelled according with the terms and conditions of the respective Indentures.

•                  Nucleo’s new loans

In February 2009, Nucleo has renewed two loans with banks with operations in Paraguay for: (i) a total amount of Guaranies 12,000 million (equivalent to $8) with a maturity date of five months and a payment of accrued interests that shall be made quarterly and (ii) a total amount of Guaranies 12,300 million (equivalent to $9) with a maturity date of twelve months and a payment of accrued interests that shall be made monthly. Additionally, Nucleo has entered into a new loan for a total amount of Guaranies 12,000 million (equivalent to $8) with a maturity date of six months and a payment of accrued interests that shall be made quarterly.

Franco Livini
Chairman of the Board of Directors

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

8.1	List of subsidiaries (incorporated by reference to Telecom Argentina S.A.’s Annual Report filed on Form 20-F for 2008).
11.1	Code of Business Conduct and Ethics of Nortel (incorporated by reference to Nortel’s annual report on Form 20-F for 2004 dated June 29, 2005).
11.2	Code of Business Conduct and Ethics of Nortel (English translation)(incorporated by reference to Nortel’s annual report on Form 20-F for 2004 dated June 29, 2005).
12.1	Certification of the General Manager and Sole Officer of Nortel Inversora S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
13(a)	Certification of the General Manager and Sole Officer of Nortel Inversora S.A. pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
15(a)

Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina—Inversiones S.L., dated September 9, 2003. (incorporated by reference to Exhibit 4.3 to Nortel’s Annual Report on Form 20-F for 2003).

15(b)	Annual Report on Form 20-F, dated June 26, 2009, for the year ended December 31, 2008, of Telecom Argentina S.A. filed by Telecom (No. 1-13464).

* Pursuant to Instruction 1(b)(i) to Item 19 of Form 20-F, we undertake to furnish this document upon request of the Commission.

** Our General Manager and Sole Officer acts as both the principal executive officer and principal financial officer.