Form 20-F
period 2009-12-31
NORTEL INVESTMENTS INC
filed 2010-06-29
CIK 877691

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

☐ Yes   ☒ No

i

CERTAIN DEFINITIONS

Capitalized terms used but not defined in this Annual Report on Form 20-F for the year ended December 31, 2009 of Nortel Inversora S.A. (“Nortel” or the “Company”) (File No. 1-14270) (the “Form 20-F” or the “Annual Report”) have the meaning assigned to them in the Annual Report on Form 20-F for the year ended December 31, 2009 of Telecom Argentina S.A. (“Telecom”) (File No. 1-13464) (the “Telecom Form 20-F”) included as an exhibit hereto.

The term “Nortel Inversora” refers to Nortel Inversora S.A. excluding its consolidated subsidiaries, unless otherwise indicated.

PRESENTATION OF FINANCIAL INFORMATION

In this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms, “we,” “us,” “our,” “the Company” and “Nortel” refer to Nortel Inversora S.A. and its consolidated subsidiaries as of December 31, 2009, unless otherwise indicated.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries, as of December 31, 2009, Telecom Personal S.A., Núcleo S.A., Springville S.A., Telecom Argentina USA, Inc. and Micro Sistemas S.A.  The terms “Telecom Group” or “Telecom” refer to Telecom Argentina S.A. and its consolidated subsidiaries.  Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries.

The terms “Telecom Personal” or “Personal” refer to Telecom Personal S.A., Telecom Argentina’s subsidiary engaged in the provision of wireless communication services in Argentina.  The term “Núcleo” refers to Núcleo S.A., Telecom Personal’s consolidated subsidiary engaged in the provision of wireless communication and Internet services in Paraguay.

Consolidated Financial Statements.  Our Consolidated Financial Statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-76 of this Annual Report.

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

Exchange Rates.  In this Form 20-F, except as otherwise specified, references to “US$” and “dollars” are to U.S. dollars, references to “P$” and “pesos” are to Argentine pesos.  The exchange rate between the dollar and the peso as of December 31, 2009 was P$3.800=US$1.00.  Prior to January 6, 2002, the exchange rate had been fixed at one peso per U.S. dollar in accordance with the Convertibility Law during the period April 1, 1991 through January 6, 2002.  However, as a result of the elimination of the fixed exchange rate and the devaluation of the peso, the exchange rate between the dollar and the peso has since declined substantially.  As of June 25, 2010, the exchange rate (ask price) was P$3.93=US$1.00.  Unless otherwise indicated, our Consolidated Financial Statements use the exchange rate as of each relevant date or year-end quoted by Banco de la Nación Argentina (“Banco Nación”).  Such translation should not be construed as representing that the peso amounts actually represent actual dollar amounts or that any person could convert the peso amounts into dollars at the rate indicated or at any other exchange rate.  For more information regarding historical exchange rates and the peso, see: “Item 3—Key Information—Exchange Rates.”

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

This Annual Report contains certain forward-looking statements and information relating to the Company and Telecom that are based on current expectations, estimates and projections of our management and information currently available to the Company.  These statements include, but are not limited to, statements made in “Item 5—Operating and Financial Review and Prospects” under the captions “Critical Accounting Policies” and “Trend Information” and other statements about our and the Telecom Group’s strategies, plans, objectives, expectations, intentions, capital expenditures, and assumptions and other statements contained in this Annual Report that are not historical facts.  When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and “project” and other similar expressions are generally intended to identify forward-looking statements.

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

•      the final results of the contract renegotiation process with the Argentine government regarding the adjustment to Telecom’s regulated rates charged for public services;

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

ITEM 3.          KEY INFORMATION

(a) Selected Consolidated Financial Data

The following tables set forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2009.  Our consolidated selected financial data should be read in conjunction with, and are qualified in their entirety by, our Consolidated Financial Statements and “Item 5—Operating and Financial Review and Prospects.”

Our selected consolidated income statement data for the years ended December 31, 2009, 2008 and 2007 and the selected consolidated balance sheet data as of December 31, 2009 and 2008 have been derived from our Consolidated Financial Statements included elsewhere in this Annual Report.  Our selected consolidated balance sheet data as of December 31, 2007 has been derived from our consolidated financial statements as of December 31, 2007 and 2006 and for the three years in the period ended December 31, 2007, which are not included in this Annual Report.

Our selected consolidated income statement data for the years ended December 31, 2006 and 2005 and our selected consolidated balance sheet data as of December 31, 2006 and 2005 have been derived from our consolidated financial statements as of December 31, 2006 and 2005 and for the three years in the period ended December 31, 2006.  The Consolidated Financial Statements as of December 31, 2006 and 2005 and for the three years in the period ended December 31, 2006 are not included in this Annual Report.

We maintain our financial books and records and prepare our financial statements in pesos in conformity with Argentine GAAP, which differ in certain aspects from US GAAP. For a summary description of the principal differences between Argentine GAAP and US GAAP as they relate to us, see Note 15 to our Consolidated Financial Statements.

Recent Accounting Pronouncements

In March 2009, the FACPCE approved Technical Resolution (“RT”) 26 “Adoption of International Financial Reporting Standards”.  RT 26 adopts IFRS as issued by the International Accounting Standards Board (“IASB”) and states that the adoption of IFRS is effective for publicly-listed companies beginning January 1, 2011.

On December 30, 2009, the CNV issued Resolution No. 562/09 (“RG 562/09”) adopting RT 26 of the FACPCE for certain public companies (as defined by Law No. 17,811 — Regime for Public Offering).  RG 562/09 requires public companies—such as Nortel—to prepare the financial statements according to RT 26 for fiscal years beginning on or after January 1, 2012, while early adoption is permitted for fiscal years beginning on or after January 1, 2011.  Resolution No. 562/09 also permits the preparation of financial statements in accordance with IFRS as additional information to a company’s statutory financial statements for the fiscal year beginning on or after January 1, 2010.  See Note 16 to our Consolidated Financial Statements.

As of the date of this Annual Report, the FACPCE is revising RT 26 in order to align the effective date of RT 26 with RG 562/09.

Supplementary Unconsolidated Financial Information

For information regarding our financial and operating results on an unconsolidated basis, see Note 14 to our Consolidated Financial Statements.

CONSOLIDATED SELECTED INCOME STATEMENT AND BALANCE SHEET DATA

	As of and for the Year Ended December 31,
	2009	2008	2007	2006	2005
	(P$ millions, except per share and per ADS data)
INCOME STATEMENT DATA
Argentine GAAP Amounts
Continuing Operations
Net sales	12,226	10,608	9,074	7,372	5,668
Cost of services and general, administrative and selling expenses	(9,468)	(8,570)	(7,441)	(6,480)	(5,173)
Operating income	2,758	2,038	1,633	892	495
Other, net (1)	(552)	(537)	(542)	(665)	(464)
Gain on debt restructuring, net	—	—	—	—	1,424
Income tax (expense) benefit, net	(797)	(535)	(292)	22	(119)
Noncontrolling interest	(651)	(447)	(377)	(127)	(611)
Net income from continuing operations	758	519	422	122	725
Discontinued Operations (2)
Income from discontinued operations	—	—	102	13	3
Noncontrolling interest	—	—	(46)	(6)	(1)
Net income from discontinued operations	—	—	56	7	2
Net income	758	519	478	129	727
Net income per ordinary share (3)	68.29	45.59	42.02	8.91	66.49
Net income per Series B Preferred Share (4)	237.35	158.76	146.14	30.97	231.15
US GAAP Amounts (5)
Operating income	2,587	1,865	1,622	838	463
Net income	1,113	998	1,055	480	1,011
Net income attributable to Nortel Inversora	543	484	515	202	491
Net income attributable to noncontrolling interest	570	514	540	278	520
Net income from continuing operations per ordinary share (6)	1.25	1.13	1.06	0.57	1.16
Net income from discontinued operations per ordinary share (6)	—	—	0.11	0.01	—
Net income per ordinary share (3)	52.00	46.35	49.34	19.35	47.02
Net income from continuing operations per ADS (7)	6.23	5.63	5.31	2.84	5.77
Net income from discontinued operations per ADS (7)	—	—	0.52	0.07	0.01
Net income per Series B Preferred Share (4)	180.77	161.13	171.38	67.25	163.46
BALANCE SHEET DATA
Argentine GAAP Amounts
Current assets	2,927	2,600	2,384	1,771	1,550
Fixed assets, net	6,839	6,188	5,738	5,739	5,958
Total assets	10,617	9,651	9,170	8,724	8,565
Current liabilities	4,176	4,075	3,647	3,375	2,208
Current debt	763	1,355	1,474	1,395	905
Non-current liabilities	936	1,487	2,419	3,146	4,443
Non-current debt	58	688	1,724	2,703	3,996
Noncontrolling interest	2,552	1,900	1,449	1,036	886
Total shareholders’ equity	2,953	2,189	1,655	1,167	1,028
Total liabilities, noncontrolling interest and shareholders’ equity	10,617	9,651	9,170	8,724	8,565

	As of and for the Year Ended December 31,
	2009	2008	2007	2006	2005
	(P$ millions, except per share and per ADS data)
US GAAP Amounts (5)
Total assets	10,621	9,514	9,111	8,818	8,713
Current liabilities	4,160	3,209	2,913	2,646	1,858
Non-current liabilities	2,165	3,142	4,532	5,542	6,702
Total Nortel Shareholders’ equity (deficit)	1,768	1,212	463	(54)	(254)
Noncontrolling interest	2,528	1,951	1,203	684	407
Total equity (8)	4,296	3,163	1,666	630	153

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

(4)   Calculated based on 1,470,455 Series B Preferred Shares outstanding during each year. In April 1997, Nortel’s shareholders decided in an extraordinary meeting to amend the right to dividends, reducing the formula for the calculation of dividends on Series B Preferred Shares from 49.46% to 48.96% beginning June 16, 1997.

(5)   For a description of the differences between Argentine GAAP and US GAAP as they relate to us, please refer to Note 15 to our Consolidated Financial Statements. The following tables show the principal reconciling items between our consolidated selected Argentine GAAP and US GAAP amounts shown for all years presented.

(6)   Calculated based on 984,380,978 Telecom Argentina’s shares outstanding during each year.

(7)   Calculated based on 196,876,196 Telecom Argentina’s ADSs equivalent to the shares outstanding during each year.

(8)   As required by ASC 810, total equity includes noncontrolling interest (see Note 15.I.h) to our Consolidated Financial Statements).

	As of December 31,
	2009	2008	2007	2006	2005
	(P$ millions)
Total assets under Argentine GAAP	10,617	9,651	9,170	8,724	8,565
Valuation differences:
Foreign-currency translation	—	—	(72)	(50)	(10)
Capitalization of foreign currency exchange differences	(57)	(67)	(106)	(210)	(314)
Other adjustments	(1)	(11)	5	(3)	6
Tax effects on US GAAP adjustments	20	27	35	75	110
Balance sheet classification differences:
Deferred income taxes	108	(27)	88	295	363
Other classification differences(i)	(66)	(59)	(9)	(13)	(7)
Total assets under US GAAP	10,621	9,514	9,111	8,818	8,713

	As of December 31,
	2009	2008	2007	2006	2005
	(P$ millions)
Total current liabilities under Argentine GAAP	4,176	4,075	3,647	3,375	2,208
Balance sheet classification differences:
Deferred income taxes	—	273	173	—	—
Financial indebtedness	—	(1,137)	(901)	(716)	(348)
Other classification differences(i)	(16)	(2)	(6)	(13)	(2)
Total current liabilities under US GAAP	4,160	3,209	2,913	2,646	1,858

(i)    Includes reclassification corresponding to the acquisition and sale of indefeasible rights of use. No reclassification was recorded for revenue recognition (installation fees), since the amounts involved were immaterial.  See Notes 15.II.h and 15.II.i to our Consolidated Financial Statements.

	As of December 31,
	2009	2008	2007	2006	2005
	(P$ millions)
Total non-current liabilities under Argentine GAAP	936	1,487	2,419	3,146	4,443
Valuation differences:
Redeemable preferred shares	1,156	1,039	923	815	708
Foreign-currency translation	—	—	—	(1)	(3)
Debt Restructurings	—	—	579	875	1,300
Fair value option for Notes of Telecom Argentina	—	(254)	—	—	—
Other adjustments	23	2	2	3	3
Tax effects on US GAAP adjustments	(8)	88	(204)	(307)	(455)
Balance sheet classification differences:
Deferred income taxes	108	(300)	(85)	295	363
Financial indebtedness	—	1,137	901	716	348
Other classification differences(i)	(50)	(57)	(3)	—	(5)
Total non-current liabilities under US GAAP	2,165	3,142	4,532	5,542	6,702

(i)    Includes reclassification corresponding to the acquisition and sale of indefeasible rights of use. No reclassification was recorded for revenue recognition (installation fees), since the amounts involved were immaterial.  See Notes 15.II.h and 15.II.i to our Consolidated Financial Statements.

	As of December 31,
	2009	2008	2007	2006	2005
	(P$ millions)
Total shareholders’ equity under Argentine GAAP	2,953	2,189	1,655	1,167	1,028
Valuation differences:
Redeemable Preferred shares	(1,156)	(1,039)	(923)	(815)	(708)
Foreign-currency translation	—	—	(27)	(18)	(3)
Capitalization of foreign currency exchange differences, net	(31)	(37)	(58)	(115)	(172)
Debt Restructurings	—	—	(317)	(479)	(710)
Fair value option for Notes of Telecom Argentina*	—	139	—	—	—
Other adjustments	(13)	(7)	2	(3)	2
Tax effects on US GAAP adjustments	15	(33)	131	209	309
Noncontrolling interest	2,528	1,951	1,203	684	407
Total equity under US GAAP	4,296	3,163	1,666	630	153

*      On January 1, 2008, Telecom Argentina adopted the provisions of ASC 825 regarding a fair value option for valuation of financial assets and liabilities. Telecom Argentina’s adjustment under US GAAP, net of tax effect, at the date of adoption of this provision was P$408 million (P$0.41 per share) which was recorded as a cumulative-effect adjustment to retained earnings as of January 1, 2008. The subsequent effects of fair value measurement were shown as a reconciliation item to the income statement in the US GAAP reconciliation as of and for the years ended December 31, 2009 and 2008.

	Year ended December 31,
	2009	2008	2007	2006	2005
	(P$ millions)
Operating income under Argentine GAAP	2,758	2,038	1,633	892	495
Valuation differences:
Foreign-currency translation	—	—	2	6	2
Depreciation of foreign currency exchange differences	10	39	104	104	117
Inventories	2	(14)	(51)	(5)	(14)
Reversal of amortization of Telecom Debt issuance costs recorded under Argentine GAAP	1	7	—	—	—
Other adjustments	—	—	(1)	(1)	—

	Year ended December 31,
	2009	2008	2007	2006	2005
	(P$ millions)
Income statement classification differences:
Other expenses, net as operating loss under US GAAP	(180)	(205)	(65)	(158)	(137)
Interest related to Asset Retirement Obligations as operating loss under US GAAP	(4)	—	—	—	—
Operating income under US GAAP	2,587	1,865	1,622	838	463

	Year ended December 31,
	2009	2008	2007	2006	2005
	(P$ millions)
Total net income under Argentine GAAP	758	519	478	129	727
Valuation differences:
Redeemable preferred shares	(117)	(116)	(108)	(107)	(129)
Foreign-currency translation	—	—	(1)	(7)	(4)
Depreciation of foreign currency exchange differences, net of reversal of its capitalization	6	21	57	57	71
Debt Restructurings	—	—	162	229	(673)
Extinguishment of Personal’s and Núcleo’s restructured debts	—	—	—	3	90
Fair value option for Notes of Telecom Argentina	(139)	112	—	—	—
Other adjustments	(13)	(9)	5	(1)	(3)
Tax effects on US GAAP adjustments	48	(43)	(78)	(101)	180
Valuation allowance	—	—	—	—	232
Noncontrolling interest	570	514	540	278	520
Total net income under US GAAP	1,113	998	1,055	480	1,011
Net Income attributable to Nortel Shareholders’ equity	543	484	515	202	491

(b) Selected Unconsolidated Financial Data

We show below selected unconsolidated information for Nortel.  The unconsolidated financial statements of the Company are not included in this Annual Report since they are not required for SEC reporting purposes.  You can find certain condensed unconsolidated information in Note 14 to our Consolidated Financial Statements, included elsewhere in this Annual Report.

Our selected unconsolidated financial information, shown below, relating to the years ended December 31, 2005, 2006, 2007, 2008 and 2009 have been derived from our annual unconsolidated financial statements not included herein.

The selected unconsolidated financial information should be read in conjunction with: “Item 5—Operating and Financial Review and Prospects—(b) Unconsolidated” and the Financial Statements. Financial data shown in “Item 5—Operating and Financial Review and Prospects—(b) Unconsolidated” does not correspond to the Consolidated Financial Statements because the Consolidated Financial Statements are prepared on a consolidated basis and therefore include the operations of Nortel’s subsidiary, Telecom. See Note 14 to our Financial Statements for unconsolidated financial information of Nortel.

Nortel Inversora’s unconsolidated financial statements account for its equity interest in Telecom Argentina through the equity method. Amounts included under the “Equity gain  from related companies” caption of Nortel’s unconsolidated financial statements reflects approximately 54.74% of Telecom’s net income for 2005, 2006, 2007, 2008 and 2009.

	As of and for the Year ended December 31,
	2009	2008	2007	2006	2005
	(in millions of pesos, except per share data)
INCOME STATEMENT DATA:
Equity gain from related companies	769	526	484	133	730
General and administrative expenses	(4)	(3)	(3)	(2)	(2)
Operating income	765	523	481	131	728
Financial results, net
Interest expense	(2)	(1)	—	—	—
Total financial results, net	(2)	(1)	—	—	—
Other, net	(5)	(3)	(3)	(2)	(1)
Net income	758	519	478	129	727
Net income per ordinary share (1)	68.29	45.59	42.02	8.91	66.49
OTHER DATA:
Cash dividends collected from subsidiary (2)	—	—	—	—	—
Cash dividends paid on Nortel’s preferred stock (3)	—	—	—	—	—
Cash dividends paid on Nortel’s ordinary shares (3)	—	—	—	—	—
Total dividends paid	—	—	—	—	—
BALANCE SHEET DATA:
Total assets	2,976	2,201	1,660	1,169	1,030
Current debt	16	—	—	—	—
Non-current debt	—	6	1	—	—
Retained earnings (accumulated deficit)	1,616	858	357	(121)	(250)
Total shareholders’ equity	2,953	2,189	1,655	1,167	1,028

(1)   Calculated based on 5,330,400 ordinary shares outstanding during each year; excludes from net income amounts accrued for the payment of dividends to holders of preferred stock.

(2)   At Telecom Argentina’s annual shareholders’ meetings for the years ended December 31, 2005, 2006 and 2007, held on April 27, 2006, April 27, 2007 and April 29, 2008, respectively, Telecom Argentina’s shareholders decided that because of Telecom Argentina’s financial condition, results of operations and debt service obligations, Telecom Argentina would not pay dividends for the years ended December 31, 2005, 2006 and 2007, respectively. At Telecom Argentina’s annual shareholders’ meeting held on April 28, 2010, Telecom Argentina’s shareholders decided not to pay dividends for the year ended December 31, 2008 in order to comply with Argentine Corporations Law, which requires Telecom Argentina to reconstitute its legal reserve, (previously absorbed on April 27, 2006 (P$277 million)) before making any dividend distribution.

(3)   Nortel did not pay any dividends in 2005, 2006 , 2007, 2008 or 2009. See “Item 8—Financial Information—Dividend Policy.”

At Telecom Argentina’s annual shareholders’ meeting for the year ended December 31, 2009, shareholders approved a cash dividend distribution.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See: “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

	High	Low	Average(1)	End of Period
Year Ended December 31, 2005	3.04	2.86	2.92	3.03
Year Ended December 31, 2006	3.11	3.03	3.07	3.06
Year Ended December 31, 2007	3.16	3.08	3.12	3.15
Year Ended December 31, 2008	3.45	3.03	3.18	3.45
Year Ended December 31, 2009	3.85	3.49	3.75	3.80
Month Ended December 31, 2009	3.82	3.79	3.81	3.80
Month Ended January 31, 2010	3.84	3.79	3.80	3.84
Month Ended February 28, 2010	3.86	3.83	3.85	3.86
Month Ended March 31, 2010	3.88	3.86	3.86	3.88
Month Ended April 30, 2010	3.89	3.87	3.88	3.89
Month Ended May 31, 2010	3.93	3.89	3.90	3.93
Month Ended June 30, 2010 (through June 25, 2010)	3.93	3.92	3.92	3.93

(1)   Yearly data reflect average of month-end rates.

Sources:  Banco Nación

On June 25, 2010, the closing exchange rate (ask price) quoted by Banco Nación was P$3.93=US$1.00.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should consider the following risks with respect to an investment in Nortel and investments in Argentine corporations that are not normally associated with investments in the securities of issuers in the United States and other jurisdictions.

Risks Relating to Argentina

Overview

Nortel’s single largest investment, Telecom Argentina, has all of its property, operations and customers located in Argentina, and a significant portion of Telecom Argentina’s indebtedness is denominated in foreign currencies. Accordingly, Telecom Argentina’s financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina and on the rates of exchange between the peso and foreign currencies. In 2001 and 2002, the Argentine economy experienced a severe recession as well as a political crisis. The abandonment of dollar-peso parity in 2002 led to significant devaluation of the peso against major international currencies resulting in Telecom Argentina’ s need to restructure its financial indebtedness. Although Argentina has experienced economic growth and political conditions have shown improvement in recent years, these conditions have affected and may continue to affect each of Nortel’s and Telecom Argentina’s financial condition and results of operations.

Devaluation of the peso may adversely affect Telecom’s results of operations, its capital expenditure program and the ability to service its debt obligations.

Since Telecom realizes a substantial portion of its revenues in Argentina in pesos, any devaluation in the peso may negatively affect the U.S. dollar value of its earnings while increasing, in peso terms, its expenses and capital costs denominated in foreign currency (including costs of servicing its indebtedness denominated in foreign currencies). A depreciation in the Argentine peso against major foreign currencies also may have an adverse impact on Telecom’s capital expenditure program and increase the amount of its debt obligations. Telecom seeks to manage the risk of devaluation of the peso by entering into certain NDF contracts to purchase U.S. dollars at a fixed rate in order to hedge its exposure to foreign currency fluctuations caused by its financial debt and trading liabilities denominated in foreign currencies. Additionally, Telecom may continue to repurchase its foreign currency-denominated notes in open market transactions in order to reduce its exposure to foreign currency fluctuations.  See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Telecom’s Debt Obligations and Debt Service Requirements” and “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

The Argentine peso has been subject to significant devaluation in the past and may be subject to fluctuations in the future. In the five-month period ended May 31, 2010 the devaluation of the peso against the U.S. dollar was 3.4%. Given the economic and political conditions in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these conditions will affect the consumption of services provided by the Telecom Group or its ability to meet its debt obligations denominated in currencies other than the peso. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact any of these changes could have on the value of the peso and, accordingly, on Telecom’s financial condition and results of operations.

Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.

In the past, Argentina has experienced periods of high levels of inflation.  More recently, levels of inflation have increased since 2005 and have remained relatively high from 2006 to 2009. The recent economic recovery could lead to higher inflation, which may result in increased costs.

The Instituto Nacional de Estadística y Censos (the Argentine National Statistics and Census Institute or “INDEC”) estimates that the Argentine consumer price increased by 8.5% in 2007, 7.2% in 2008 and 7.7% in 2009; and the wholesale price index increased by 14.6% in 2007, 8.8% in 2008 and 9.9% in 2009.  In the five months ending May 31, 2010, the consumer price index in Argentina increased 5.1% and the wholesale price index increased 7.0%.  There is a substantial disparity between the inflation indexes published by the INDEC and those estimated by private consulting firms.

The Argentine government has implemented several actions in order to monitor and control prices for the most relevant goods and services. Despite such actions and the effects of the current global economic crisis, the Argentine economy continues to experience high levels of inflation. If the BCRA issues significant amounts of currency to finance public sector spending, to service public debt, to intervene in the foreign exchange market or to assist financial institutions in distress, or if the value of the peso cannot be stabilized through strict fiscal and monetary policies, a significant increase in inflation rates can be expected.

In addition, public sector spending has increased over the past years, a trend, that if continued, may cause the government to incur a fiscal deficit and lead to higher inflation. Since the majority of Telecom’s revenues are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in its rates would decrease its revenues in real terms and adversely affect its results of operations. As discussed below under “Risks Associated with Telecom and its Operations,” Telecom Argentina’s ability to increase its regulated rates is subject to approval of regulatory authorities. We cannot guarantee that any possible rate increase will be sufficient to counter the effect of inflation and we cannot assure you that the results of any future rate negotiations will be favorable to us and to our financial condition.

Future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry.

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. Due to the Argentine economic crisis of 2001 and 2002, the Argentine government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. In this context, the CNC adopted new interpretations of applicable regulations and imposed fines on telecommunications companies, particularly incumbent operators such as Telecom Argentina. See “Item 8—Financial Information—Legal Proceedings” for more information. In addition, local municipalities in the regions where Telecom Argentina operates have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and wireless networks. Local and federal tax authorities have also brought an increasing number of claims against Telecom Argentina. Telecom Argentina disagrees with these proceedings and is contesting them. However, we cannot assure you that the laws and regulations currently governing the economy or the telecommunications industry will not change, that the claims will be resolved in Telecom’s favor, or that any changes to the existing laws and regulations will not adversely affect Telecom’s business, financial condition or results of operations.

The Argentine government may exercise greater intervention in private sector companies, including Telecom Argentina.

The recent global financial crisis has resulted in a significant reduction in global GDP and a loss in consumer confidence in the financial sectors of many countries.  In order to improve the countries’ financial condition and assist certain troubled industries, certain governments have responded with extraordinary intervention in the private sector.  Certain governments of the leading industrialized nations have implemented various financial rescue plans outlining new regulatory frameworks that would be expected to remain in effect at least until market conditions and investor and consumer confidence have stabilized.

In November 2008, Argentina nationalized, through Law No. 26,425, all of its private pension and retirement system, which had been previously administered by the AFJP, and appointed ANSES as its administrator. Argentina’s nationalization of its pension and retirement system constitutes a significant change in the government’s approach to exercising influence over Argentina’s main publicly-traded companies.  On average, approximately 20% of the share ownership and a significant portion of the public float of these companies were owned by the AFJP and are now held by ANSES.

The government could exercise influence over corporate governance decisions of companies in which it owns shares by combining its ability to exercise its shareholder voting rights to designate board and supervisory committee members with its ability to dictate tax and regulatory matters.  Additionally, since the AFJP were significant institutional investors in Argentina, the nationalization of the private retirement system affected the levels of access to financing in capital markets for publicly-traded companies.  The role that the government will play, acting through ANSES, in making investments in new issuances of equity and debt in capital markets, is unclear due to the absence of clearly established policies.  This has reduced the volume of trading and on the liquidity of Argentina’s capital markets.  Furthermore, ANSES’ selection criteria for the electing individuals to boards of directors in publicly-traded companies in which it owns shares is still unknown, as are its mandates to directors or supervisory committee members of said companies and the government’s response to situations such as, among others, companies participation in governmental bidding processes. Until the government’s practices and policies are defined, these matters could create uncertainties for investors in public companies in Argentina, including Telecom Argentina.

Article 8 of Law No. 26,425 (which ratifies Article 76(f) of Law 24,241) limits ANSES’ voting power to 5% of the company’s total voting shares, even if ANSES holds a greater ownership position.  However, there is a risk that ANSES could claim full voting rights at annual shareholder meetings, rather than limiting its voting rights to 5% of company shares, in accordance with the limitation prescribed by Law No. 26,425.  In fact, ANSES, has already attempted to exercise voting powers commensurate with its total share ownership at various shareholder meetings of many companies, including Telecom Argentina.  In the majority of these cases, these companies have opposed ANSES’ actions and the parties have reached an agreement.  As of the date of this Annual Report, the CNV has not yet taken a particular stance on this matter.

It is difficult for us to predict the actions that the ANSES will take at Telecom Argentina’s next shareholders’ meeting.  Additionally, we cannot predict the impact on Telecom Argentina’s corporate matters if ANSES were to designate members of its Board and/or Supervisory Committee.

Argentina’s economy may not continue to grow at current rates or may contract in the future.

The effects of the recent global financial crisis and general weakness in the global economy may negatively affect emerging economies like Argentina. Although Argentina has experienced economic growth in recent years, current global financial instability has impacted and may continue to impact the Argentine economy and cause Argentina to return to a period of recession, fiscal deficit, higher inflation, unemployment and greater social unrest.

The recent global financial crisis has affected the Argentine economy in a number of ways, including the following: reduction in the level of economic activity and the level of investments, increased pressure on the devaluation of the peso as a result of greater investor and public risk aversion, a decline in Argentina’s export product prices, contraction of consumer and investor spending and a significant drop in the primary fiscal surplus.

Although the current state of the international financial markets in terms of volatility, liquidity and access to credit has improved as compared to the second half of 2008 and most of 2009, several factors remain that could affect the global financial markets, such as, among other factors, a growing concern regarding government deficits, governments’ abilities to honor their respective sovereign debts and general uncertainty about the global economic recovery. If international economic conditions were to worsen, Argentina could be negatively affected as a result of lower international demand for its products and services, higher international interest rates, lower capital inflows and higher risk aversion.  These factors could cause the Argentine economy to contract.

Substantially all of Telecom’s operations, properties and customers are located in Argentina, and, as a result, its business is, to a large extent, dependent upon economic conditions prevailing in Argentina. If economic conditions in Argentina were to deteriorate, they would be expected to have an adverse effect on its financial condition and results of operations.

Argentina continues to face economic, legal and political uncertainty.

Although general economic conditions have shown improvement and political protests and social disturbances have diminished considerably since the economic crisis of 2001 and 2002, the rapid and radical nature of the changes in the Argentine social, political, economic and legal environment over the past several years have given rise to uncertainties about the country’s economic and political future.

In the event of further economic, social or political crises, companies in Argentina may face the risk of civil and social unrest, strikes, expropriation, nationalization, forced renegotiation or modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing existing jurisprudence on labor matters and requiring companies to assume increasing responsibility for and assumption of costs and risks associated with utilizing sub-contracted labor. Since Telecom operates in a context in which the governing law and applicable regulations change frequently, it is difficult to predict whether its commercial activities will be affected positively, negatively or at all by such changes.

Argentina’s past fiscal problems and the incomplete restructuring of Argentina’s sovereign debt may negatively affect the macroeconomic environment.

Although Argentina has shown a fiscal surplus in recent years, the Argentine government has a history of fiscal deficit that was aggravated by the devaluation of the Argentine peso in early 2002.  Since almost all of the financial obligations of the Argentine government were denominated in foreign currencies at the time the dollar-peso parity was eliminated, there was an increase in the cost of financial services (in terms of Argentine pesos) of the debt of the Argentine government. Since the Argentine government’s fiscal revenues were denominated in large part in Argentine pesos, the Argentine government was severely affected in its ability to carry out its payment obligations using foreign currency and defaulted on a significant part of its public debt in 2002.  The Argentine government’s sovereign debt default and its consequences may continue to negatively affect the ability of private companies, including Telecom, to obtain access to capital markets or other forms of financing.

The Argentine government implemented a debt restructuring effort through a debt exchange offer that closed on February 25, 2005.  Despite a 76.15% acceptance of the offer, amounts not tendered for exchange totaled approximately US$20 billion.  The settlement of the debt exchange was completed on June 2005 and, in 2006, the Argentine government made an early repayment of Argentina’s debt to the IMF, which involved a disbursement of US$9.5 billion.  Nonetheless, a number of bondholders who held out from the exchange offer have initiated legal actions against the Argentine government.  A judgment against the Argentine government in these pending cases could reduce sources for funding and investment capital and could potentially impact the government’s ability to adopt measures that promote economic growth.

Recently, the Argentine government made progress on another attempt to restructure its public debt, thereby, potentially significantly reducing the levels of country risk.   Nonetheless, the implementation of this restructuring plan has been delayed by disagreements regarding the use of Central Bank reserves to repay the outstanding public debt, a measure that has been challenged by courts and has been criticized for its possible inflationary effects on the economy. In April 2010, the Argentine government announced an exchange offer for the unrestructured debt.  It is expected that this process will be completed in late June.

After the economic crisis in 2001, the Argentine government has maintained a policy of fiscal surplus. To be able to repay its debt, the Argentine government may be required to continue adopting austere fiscal measures that could adversely affect economic growth.

As of December 31, 2009, the outstanding principal amount of Argentina’s public debt was equivalent to US$147,119 billion (of which approximately 54.06% is denominated in foreign currency).  There can be no assurance that the Argentine government will not default on its obligations under its bonds in the event that it experiences another economic crisis. A new default by the Argentine government could lead to a new recession, higher inflation, restrictions for Argentine companies to access funds, and unemployment and social unrest, which would negatively affect our financial condition, funding and results of operations.

The Argentine banking system may be subject to instability.

The Argentine banking system collapsed during 2001 and 2002 when the Argentine government restricted bank withdrawals and required the conversion of dollar deposits to pesos.  From 2005 to 2007, a period of economic growth coupled with relative stability of the country’s exchange rate and inflation resulted in the restoration of public confidence, a gradual accumulation of deposits in Argentine financial institutions, and improved liquidity of the financial system. However, since 2008 certain events such as conflicts between the Argentine government and certain sectors of the economy, together with the international financial crisis, have deteriorated depositors’ confidence, leading to a slowdown in the growth of deposits, an increase in the dollarization of certain deposits and an increase in interest rates on loans granted to the non-financial sector.

In the first half of 2009, midterm elections and certain expectations of a further devaluation of the peso impacted the Argentine financial system. Deposits decreased to levels below previous periods, while deposits denominated in U.S. dollars rose strongly. However, in the second half of 2009, deposits denominated in pesos have regained strength due to the recovery of the domestic and global economies. The private sector’s capital outflow reached approximately US$8.4 billion in 2009, most of such increase having occurred in the first half of the year.  This trend reversed in the first quarter of 2010, with a capital inflow of approximately US$7 million.

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

Under Argentine law, a shareholder’s liability for losses of a company is limited to the value of his or her shareholdings in the company. Under Argentine law, however, shareholders who vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution. In connection with recommending any action for approval by shareholders, Nortel’s Board of Directors frequently obtains and plans to obtain, opinions of counsel concerning the compliance of the actions with Argentine law and Nortel’s bylaws (or regulations if any). Although the issue is not free from doubt, based on advice of counsel, Nortel believes that a court in Argentina in which a case has been properly presented would hold that a noncontrolling shareholder voting in good faith and without a conflict of interest in favor of such a resolution and based on the advice of counsel that such resolution is not contrary to Argentine law or the Company’s bylaws or regulations, would not be liable under this provision.

Risks Relating to Nortel

As a holding company, Nortel’s ability to meet its financial obligations and to pay dividends is dependent upon the receipt of cash and other distributions paid on the common stock of Telecom that it owns.  We have not paid any dividend since 2001 and do not expect to pay dividends on Series B Shares in the near future.

Nortel is a holding company which owns shares of common stock of Telecom Argentina, Nortel’s sole substantial asset.  As a holding company, Nortel’s ability to meet its financial obligations, and to pay dividends and other distributions (including mandatory redemption payments) on its Series A and B Preferred Shares is dependent upon the receipt of cash dividends and other distributions paid on the common stock of Telecom Argentina that it owns. Telecom Argentina and Nortel did not pay dividends for the years ended December 31, 2001-2008.  On May 5, 2010, Telecom Argentina paid a dividend installment to its shareholders for the year ended December 31, 2009 of approximately P$689 million (of which P$377 million was paid to Nortel Inversora S.A.) and is scheduled to make a second dividend distribution of approximately P$364 million on December 20, 2010 (of which P$200 million is scheduled to be paid to Nortel Inversora S.A.). As of the date of this Annual Report, Nortel’s Board and its shareholders have yet to make a decision regarding the application of such proceeds.  Therefore, we cannot give you any assurance regarding the timing and amount of dividend or amortization payments made by Nortel, if any.  Were Nortel to make a dividend distribution, all accrued and unpaid amortization and dividends would first be paid to holders of Nortel’s Series A Preferred Shares, until all arrearages under the Series A Preferred Shares have been paid.  Consequently, Nortel does not anticipate issuing dividends to holders of its Series B Preferred Shares for fiscal year 2009.

Nortel is unable to predict whether Telecom Argentina will make any dividend payments in future periods. The ability of Telecom Argentina and consequently Nortel, to pay dividends is subject to Telecom’s ability to generate sufficient cash from operations and is also subject to limits imposed by applicable Argentine law.  In particular, under Argentine Corporations Law, Telecom Argentina and Nortel may only declare dividends out of liquid and realized profits determined in accordance with Argentine GAAP and other applicable regulations and must allocate 5% of each year’s net income to a legal reserve until the total amount of such reserve reaches 20% of capital (capital stock plus inflation adjustment to capital stock).

In addition, the declaration and payment of dividends on Series B Shares is subject to the dividend and redemption payments on Nortel’s Series A Preferred Shares. Because Telecom Argentina did not pay dividends for the fiscal years ended December 31, 2001-2008, Nortel did not make any distributions on its Series A or Series B preferred shares for the years ended December 31, 2001-2008. Further, until 2007, Nortel was required to make redemption payments on its Series A Preferred Shares of P$55 million per year plus an adjustment coefficient set forth by Decree No. 214/02, also known as the “Coeficiente de Estabilización de Referencia” or “CER.” See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Telecom’s Debt Obligations and Debt Service Requirements.”  As of December 31, 2009, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was approximately P$1,156 million including the effects of CER. See Note 9 of our consolidated financial statements included in Item 18 of this Annual Report. These redemption and dividend payments reduce the amount of cash which would otherwise be available to make dividend payments on Series B Preferred Shares and Nortel ordinary shares. Any redemption and dividend payments not declared nor paid by Nortel when due will bear interest at LIBOR. Therefore, even considering Telecom Argentina’s above-mentioned dividend payments and any additional dividend payments made by Telecom Argentina in the near future, Nortel will be unable to make dividend payments to the Series B preferred and ordinary shareholders until all of the accrued but unpaid amortization and dividends on the Series A Preferred Shares have been paid.

On January 6, 2002, the Convertibility Law, which established a P$1.00 to US$1.00 exchange rate, has been partially repealed and, since that date, the Argentine peso has experienced significant devaluation. Since Nortel’s dividends are paid in Argentine pesos, such dividends, if and when paid, will have a lower U.S. dollar value.

Sofora, as the principal shareholder of Nortel, exercises significant control over matters affecting Nortel; additionally, there are uncertainties regarding the controlling interests held in Sofora.

Sofora is Nortel’s principal shareholder. Sofora owns 100% of the ordinary shares of Nortel, which represents 67.79% of the capital stock of Nortel.  Sofora is 50% owned by Telecom Italia Group and 50% owned by W de Argentina—Inversiones, a holding company incorporated in the Kingdom of Spain.

Through their ownership of Sofora, the Telecom Italia Group and W de Argentina—Inversiones have, as a general matter, the ability to determine the outcome of any action requiring our shareholders’ approval, including the ability to elect a majority of directors.  In addition, we have been informed that pursuant to the shareholders’ agreement entered into between the Telecom Italia Group and the Werthein Group, the Telecom Italia Group and W de Argentina—Inversiones have agreed amongst themselves to certain matters relating to the election of directors of Nortel, Telecom and Sofora and have given W de Argentina—Inversiones veto power with respect to certain matters relating to us where the Telecom Italia Group would otherwise prevail.  However, as a result of the legal proceedings described below under “Our principal indirect shareholders are involved in various legal proceedings which impact our corporate governance and may result in changes of ownership by our controlling shareholders,” the influence of the Telecom Italia Group has been limited by judicial and administrative resolutions and the Telecom Italia Group and the Werthein Group were not able to elect new directors at the shareholders’ meeting held on April 30, 2010.  See “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership.”

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

Nevertheless, any transactions with related parties for an amount of over 1% of the shareholders’ equity of Nortel and Telecom are subject to a prior approval process established by Decree No. 677/01 and require involvement of the Audit Committee and/or an opinion of two independent valuation firms as well as subsequent approval by the Board of Directors in order to verify that the agreement could reasonably be considered to be in accordance with normal and habitual market practice.  See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Our principal indirect shareholders are involved in various legal proceedings which impact our corporate governance and may result in changes of ownership by our controlling shareholders.

Our principal indirect shareholders are party to a number of legal proceedings which have affected and may continue to affect our and Telecom Argentina’s Boards of Directors and matters of corporate governance and may result in changes of ownership by our controlling shareholders. W de Argentina-Inversiones S.L., one of the Company’s principal indirect shareholders, has initiated certain legal proceedings against another principal indirect shareholder of the Company, Telecom Italia S.p.A. and the members appointed by request of Telecom Italia S.p.A. to Nortel and Telecom Argentina’s Boards of Directors, alleging, among other things, that Telefónica S.A. (of Spain)’s stake in Telco S.p.A. engenders a conflict of interest and violates the Argentine Telecommunications regulatory framework, since Telefónica, S.A. (of Spain), the parent company of Telecom Argentina’s main competitor —Telefónica de Argentina S.A.— has an ownership stake in Telecom Italia S.p.A.

Various Argentine antitrust and regulatory authorities, and judicial bodies in related proceedings, have issued a series of rulings in connection with the transaction by which Telefónica (of Spain) acquired its stake in Telco S.p.A.  These actions affect the exercise of the voting rights of certain of Nortel’s indirect shareholders, Telecom Italia International N.V. and Telecom Italia S.p.A., and members of the Boards of Directors of Nortel and Telecom Argentina appointed at the request of Telecom Italia S.p.A.  Argentine courts have also repeatedly postponed Nortel and Telecom Argentina’s annual shareholder meetings and board meetings and suspended consideration of certain matters at the shareholders’ meeting scheduled for April 30, 2010.  These suspended agenda items for both Nortel and Telecom Argentina include, among other things, the election of the directors to their respective boards and the members of the Supervisory Committees.  Although Nortel, Telecom Argentina and the Telecom Italia Group have filed appeals and sought other relief from these actions, we do not know when or if the voting rights will be restored or whether similar actions will be taken in the future.

In addition, the CNDC and judicial bodies in related proceedings have issued orders relating to certain internal governance matters and it is possible that other resolutions will be issued in the future that affect our and Telecom Argentina’s governance matters.

Argentine antitrust and regulatory authorities and judicial bodies in related proceedings have also instituted legal proceedings relating to the Telecom Italia Group’s ownership in our principal shareholder, Sofora, which proceedings may affect the Telecom Italia Group’s ownership of our Company and consequently, of Telecom Argentina.  On December 29, 2008, the CNDC issued a resolution stating that the Telecom Italia Group must refrain from exercising, assigning, transferring or taking any other action with respect to certain call options that it holds with respect to shares of Sofora owned by W de Argentina-Inversiones S.L.  This resolution was annulled by Chamber A of the Criminal Economic Court of Appeals on June 17, 2010. Additionally, the SCI issued an order that would, if implemented, require the Telecom Italia Group to divest its entire direct and indirect ownership interest in Telecom Argentina. However, Chamber A of the Criminal Economic Court of Appeals annulled this resolution and ordered “that a new resolution be issued through the appropriate authority and through a new proceeding.”

Regulatory review and litigation over the matters described above are ongoing, and we cannot predict the outcome of these proceedings, or the effect that the proceedings may have on our governance matters, share ownership or our operations.  For further detail, see “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership.”

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

Nortel’s consolidated financial statements under Argentine GAAP may not give you the same information as financial statements prepared under US GAAP or IFRS.

There is a lower level of regulation of the Argentine securities markets and of the activities of investors in these markets as compared with the securities markets in the United States and certain other developed countries.  We maintain our financial books and records and prepare our financial statements in conformity with Argentine GAAP, which differs in certain significant aspects from US GAAP.  In this regard, we have included a description of the principal differences between Argentine GAAP and US GAAP as they relate to us in Note 15 to our Consolidated Financial Statements.

In March 2009, the FACPCE approved Technical Resolution (“RT”) 26, adopting IFRS as issued by the International Accounting Standards Board (“IASB”). The CNV subsequently adopted RT 26 through Resolution No. 562/09 for certain public companies such as Nortel.  This Resolution requires Nortel to prepare its financial statements in accordance with IFRS for fiscal years beginning January 1, 2012, and permits early adoption of IFRS for fiscal years beginning January 1, 2011. We have not quantified the impact that the adoption of IFRS would have on our financial condition or results of operations and therefore we cannot assure you that its adoption will not have an adverse effect on our financial condition or results of operations. However, we have provided you with a summary of the significant differences between Argentine GAAP and IFRS as they relate to us in Note 16 to our Consolidated Financial Statements.

Risks Associated with Telecom and its Operations

The Pesification and freezing of rates may continue to adversely affect Telecom Argentina’s revenues.

In accordance with the Public Emergency Law, in January 2002, rates for Basic telephone services and long-distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00.  The rates Telecom Argentina may charge in the future will be determined by negotiation between Telecom Argentina and the Argentine government. According to the Public Emergency Law, while undertaking these negotiations, the Argentine government must consider the effect of these rates on the competitiveness of the general economy, the quality of service and investment plans of service providers, as contractually agreed.  The Argentine government must also consider consumer protection, accessibility of the services and the profitability of public services providers such as Telecom Argentina. The Public Emergency Law has been subsequently extended through December 31, 2011. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rates” in the Telecom Form 20-F attached as an exhibit hereto.

On March 6, 2006, Telecom Argentina executed a Letter of Understanding (the “Letter of Understanding 2006”) with the Argentine government pursuant to which Telecom Argentina will be permitted to raise certain rates and incorporate certain modifications to the current regulatory framework.  Under the Letter of Understanding 2006, the only agreed upon adjustments to the rate structure were the rate increases to the termination charge for international incoming calls and the extension of the time bands for peak-hour rates applied to local and domestic long distance calls.  See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rates—Letter of Understanding 2006” in the Telecom Form 20-F attached as an exhibit hereto.

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

Additionally, since the end of 2005, the Argentine government has implemented various measures to control inflation such as price controls for certain goods and services.  It is possible that services not currently regulated in this manner by the Argentine government may be the subject to future price controls or that similar mechanisms affecting our economic and financial situation may be implemented.

Telecom must comply with conditions in its license, and regulations and laws related thereto, and such compliance may at times be outside of its control.

Telecom is subject to a complex series of laws and regulations with respect to most of the telecommunications services it provides. Such laws and regulations are often governed by public policy considerations. Telecom provides telecommunications services pursuant to licenses that are subject to regulation by various regulatory bodies. Any partial or total revocation of the licenses would be likely to have a material adverse impact on its financial condition and results of operations. Telecom’s dissolution and the declaration of bankruptcy, among other things, are events which may lead to a revocation of Telecom Argentina’s licenses.

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

As of the date of this Annual Report, we cannot predict if any measures will be taken by Regulatory Bodies, the CNDC, or other relevant authorities, and whether, if taken, they will affect our operations or the price of Telecom Argentina’s and our shares, among other things.

Telecom operates in a competitive environment which may result in a reduction in its market share in the future.

Telecom competes with licensed provider groups, comprised of, among others, independent fixed line service providers, wireless (cellular) and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina. As of December 31, 2009, more than 500 licenses for local and/or long distance services, payphones and Value Added Services had been granted since the end of the exclusivity period.

Telecom expects that it will face pressure on the rates it charges for services and it could experience a loss of market share for Voice, Data and Internet services as a result of this competition, particularly in the long distance service and Internet businesses. In addition, the market for wireless services is very competitive given the substantial telecommunications experience of many our competitors. The Internet services and wireless telecommunications markets, which Telecom expects will continue to account for an increasing percentage of Telecom’s revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the Voice, Data and Internet services market, Telecom must invest in its fixed-line network and information technology in order to maintain and improve service quality, sustain the growth in broadband services and continue developing the NGN. Specifically, in the Internet services market, Telecom must constantly upgrade its access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of its services. To remain competitive in the wireless telecommunications market, Telecom must enhance its wireless networks by expanding its network infrastructure and extending 3G technology and bandwidth for mobile data transmission.  Telecom also aims to facilitate the synergy between fixed and mobile communications. In the Wireless segment, Telecom expects to continue to devote resources to customer retention and loyalty and to the replacement of handsets due to technological updates. These enhancements and the introduction of new services will demand increased capital expenditures and high subscriber retention costs. Telecom must also adapt to changing market conditions. Future technological developments may result in decreased customer demand for certain of its services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, wireless network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. Responding to these changes may require Telecom to devote substantial capital to the development, procurement or implementation of new technologies.

Telecom also anticipates that it will have to devote significant resources to the refurbishment and maintenance of its existing network infrastructure in order to comply with regulatory obligations regarding fixed line services and to remain competitive with the quality of its services.

The macroeconomic situation in Argentina may adversely affect its ability to successfully invest in, and implement, new technologies, coverage and services in a timely fashion. Accordingly, we cannot assure you that Telecom will have the ability to make needed capital expenditures and operating expenses. If Telecom is unable to make these capital expenditures, or if its competitors are able to invest in their businesses to a greater degree than we are, Telecom’s competitive position will be adversely impacted.

Moreover, the products and services Telecom offers may fail to generate revenues or attract and retain customers. If Telecom’s competitors present similar or better responsiveness, functionality, services, speed, plans or features, Telecom’s customer base and its user traffic may be materially affected.

Competition is and will continue to be affected by the business strategies and alliances of Telecom’s competitors.  Accordingly, Telecom may face additional pressure on the rates it charges for its services or experience loss of market share in these areas. In addition, the general business and economic climate in Argentina, including economic turbulence and changes in levels of growth, interest rates, inflation rates and the instability of the dollar/peso exchange rate may affect Telecom and its competitors differently, potentially to Telecom’s relative disadvantage. Telecom also expects that the level of competition in its markets will continue to increase in the future.

In light of the range of regulatory, business and economic uncertainties Telecom faces, as discussed in this “Risk Factors” section, it is difficult for Telecom to predict with meaningful precision and accuracy its future market share in relevant geographic areas and customer segments, the speed with which change in its market share or prevailing prices for services may occur or the effects of competition.  Those effects could be material and adverse to Telecom’s overall financial condition and results of operations.

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

In Argentina, labor organizations have substantial support and have considerable political influence.  In recent years, the demands of Telecom’s labor organizations have increased as a result of the increase in cost of living (which was affected by the increased level of inflation) and salaries in Argentina. Certain claims initiated in 2005 by labor organizations with respect to fixed line services led to negotiations that resulted in the improvement of salary levels and a reduction of working hours. Moreover, certain labor organizations have advocated that certain of Telecom’s non-unionized employees should be represented by trade unions. Union organizations could also request that Telecom delegate currently outsourced tasks to Telecom employees.  Furthermore, if the number of employees covered by trade unions increases, Telecom may incur increased costs for the higher compensation that Telecom and its contractors may need to pay to unionized employees.

In this context, Telecom reached several agreements with various labor organizations representing its fixed-line telephony employees, in particular.  Please see “Item 8—Financial Information—Legal Proceedings—Civil, tax, commercial, labor and regulatory proceedings—Labor Claims”.

The Argentine government may order salary increases to be paid to employees in the private sector or changes in labor regulations, which would increase Telecom’s cost of doing business.

The Argentine government has in the past and may in the future promulgate laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees (including higher levels of severance payments to former employees dismissed without proper cause).  In the aftermath of the 2002 Argentine economic crisis, both the Argentine government and private sector companies have experienced significant pressure from employees and labor organizations relating to wage levels and employee benefits.  However, since early 2005, the Argentine government has decided not to order new salary increases by decree.  Telecom cannot guarantee that the government will not again adopt measures that will increase salaries or require Telecom to provide additional benefits, which would increase Telecom’s costs and, among other things, in the absence of an adjustment of regulated rates, reduce Telecom’s profitability.

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

In addition, in recent years, certain changes in the treatment of employment matters under Argentine law have created new incentives for individuals to pursue employment-related litigation in Argentine courts.  These changes include holdings that an employee of a subcontractor may file a direct action against the firm contracting the work, that any cap on severance pay in cases of dismissal without cause is unconstitutional, that an employee may bring a civil action in the event of an occupational accident, and the passage of an amendment to the Argentine Employment Contract Act to restrict an employer’s ability to change the form and conditions of work expected of an employee.

Recently, the Argentine Supreme Court has recognized that certain benefits paid by employers to employees qualify as part of employees’ compensation under the Argentine Employment Contract Act.  Additionally, certain organizations such as trade unions, OSTEL (Social Work Association of Telephone Workers and Employees of Argentina) and the Compensation Fund have filed complaints against Telecom Argentina objecting to the differences in the calculation of social contributions and have obtained favorable rulings for these claims.  As a result of these changes, Telecom may face increased risk of individual and collective employment litigation. If this occurs, Telecom cannot guarantee that this litigation will not have an adverse effect on its results of operations and financial condition.

Moreover, in 2009, the environmental agency required Telecom Argentina to be registered in the National Registry of Generators and Operators of Hazardous Waste (as it had been previously required to do in 1999). This registration would require Telecom Argentina to pay an annual fee calculated in accordance with a formula that takes into consideration the extent of the hazard and the quantity of the waste. Telecom Argentina filed a request for administrative review seeking to obtain rejection of the environmental agency’s ordinance. Telecom cannot guarantee that the rejection will be obtained.  If such rejection is not obtained, Telecom Argentina would face increased costs which may include retroactive fees.

See “Item 8—Financial Information—Legal Proceedings—Civil, tax, commercial, labor and regulatory proceedings”.

Telecom may be subject to measures by the Argentine government that may modify or impose obligations to provide telecommunications services with or without reduced compensation which may result in losses.

Certain regulatory measures that are still pending implementation, including regulations governing the unbundling of the local access (commonly known as local loop) and number portability, could have the effect of increasing competition for the services Telecom offers and increasing capital expenditures.  Moreover, the Argentine government could modify some of the current regulations, without granting Telecom its corresponding compensation for changes in service requirements, could change its interpretation of existing regulations or introduce new obligations such as, among others, those relating to Universal Service regulation (See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Decree No. 764/00” in the Telecom Form 20-F), those relating to the provision of new customer services and those resulting from the pending 2000 and 2001 Price Cap SC reviews.  Any such changes could have a material impact on Telecom Argentina’s operations.

The enforcement of regulations aimed at protecting consumers may have an adverse effect on Telecom.

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

These amendments may increase the number of legal actions commenced against various companies that provide goods and services to individual users or consumers.  This possibility may entail risks for Telecom Argentina and Personal concerning, among others, the prices charged for their services or the obligation to return amounts charged for their services.  If such were the case, any of these consequences could have an adverse effect on Telecom’s financial situation and on the results of its operations.

The BCRA has imposed restrictions on the transfer of funds outside of Argentina in the past; some restrictions currently exist and may increase in the future, which could prevent Telecom Argentina from making payments on dividends, debt and trade liabilities.

In the past, the Argentine government has imposed a number of monetary and currency exchange control measures, including restrictions on the free disposition of funds deposited with banks and restrictions or limitations on the access to foreign exchange markets and transfers of funds abroad, including for purposes of paying principal and interest on debt, trade liabilities to foreign suppliers, and dividend payments to foreign shareholders.  Although most significant restrictions or limitations have been eliminated, certain restrictions imposed by the BCRA on the access to foreign exchange markets and transfer of funds continue to apply to us and may in the future limit Telecom’s ability to make payments on its debt to creditors and trade liabilities outside of Argentina.  There can be no assurance that the BCRA will not increase restrictions for making payments of principal, interest and/or trade liabilities to Telecom’s foreign creditors, dividend payments to foreign shareholders or require its prior authorization for such purposes, which would limit Telecom’s ability to service its debt and/or comply with payments related to trade contracts with foreign suppliers.  See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

For a detailed explanation of risks associated with an investment in Telecom, see “Item 3—Key Information—Risk Factors” in the Telecom Form 20-F included as an exhibit hereto.

ITEM 4.                             INFORMATION ON THE COMPANY

The Company

Nortel Inversora S.A. was organized by a consortium of Argentine and international investors to acquire a controlling interest in the common stock of Telecom as the first step in Argentina’s privatization of its fixed-link public telecommunications services and basic telephone services. See “Item 7—Major Shareholders and Related Party Transactions.”  As of December 31, 2009, Nortel owned approximately 54.74% of the common stock of Telecom Argentina.  Nortel’s sole substantial activity is owning such stock and its sole substantial source of cash income is cash dividends paid on such stock. (See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares—Nortel’s Capital Stock”).

Nortel is a stock corporation (sociedad anónima) organized under the laws of Argentina on October 31, 1990.  The duration of Nortel is 99 years from such date of organization.  Nortel has decided not to adopt the regime (described more fully under “Item 10—Additional Information—Change of Control”) regarding mandatory tender offers which is applicable to all Argentine corporations with listed securities.  The Company’s business offices are located at Alicia Moreau de Justo 50-11th Floor C1107 AAB Buenos Aires, Argentina and its telephone number is 54-11-4968-3631.  Nortel’s operations are limited only by its corporate purpose as stated in its bylaws, which is to invest in companies, other than financial services companies generally, and to invest in Telecom specifically. Therefore, Nortel is able to expand into other businesses within its corporate purpose without regulatory approval.  Nortel Inversora S.A.’s commercial names are “Nortel Inversora” outside of Argentina and “Nortel” or “Nortel Inversora” in Argentina.

For a description of Telecom’s business and its principal capital expenditures, see “Item 4—Information on the Company” in the Telecom Form 20-F included as an exhibit hereto.

Our authorized agent in the United States for SEC reporting purposes is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

Recent Developments

Telecom Personal Dividend Payments

On May 5, 2010, Telecom Personal distributed a dividend of P$575 million.

Telecom Argentina Dividend Payments

Telecom Argentina’s shareholders, at their meeting of April 28, 2010, approved the distribution of dividends in two installments.  Telecom Argentina paid its shareholders P$689 million on May 5, 2010 (of which P$377 million was paid to Nortel Inversora S.A.) and is scheduled to pay its second installment of dividends in the amount of P$364 million on December 20, 2010 (of which P$200 million is scheduled to be paid to Nortel Inversora S.A.).

Legal Proceedings Relating to Share Ownership

Nortel and Telecom Argentina’s principal indirect shareholders are party to a number of legal proceedings which affect their respective Boards of Directors and matters of corporate governance.  In 2009, the CNDC, SC, SCI and certain judicial bodies have issued various resolutions regarding this matter. See “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership.”

Changes to Series B Shareholders Voting Rights

Under the terms and conditions of Nortel’s Series A and B Preferred Shares, we have agreed not to permit Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any financial debt, if as a result of doing so, Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares), as shown in Telecom Argentina’s unconsolidated financial statements prepared under Argentine GAAP, exceeds 1.75.  Beginning in March 2002, the ratio of Telecom Argentina’s total liabilities to its shareholders’ equity exceeded 1.75 as a consequence of the devaluation of the peso.  As a result of Nortel’s violation of this covenant, the Series B Preferred Shares acquired, together with the Series A Preferred Shares, the right to appoint one member of the Nortel Board of Directors.  Since December 31, 2006 such ratio no longer exceeded 1.75 to 1 and as a result, the Series B Preferred shareholders did not have director voting rights in fiscal years 2007-2009 and will not have such rights in 2010.

Acquisition Financing

To finance its acquisition of Telecom, Nortel incurred approximately US$202.4 million of debt (which was fully repaid in 2001) and issued the Series A Preferred Shares with a subscription price of US$713 million and the Series B Preferred Shares with a subscription price of US$433 million.  The Series A Preferred Shares pay a dividend of 6% per annum (the “Base Dividend”).

In addition, beginning with the Nortel fiscal year commencing on January 1, 1994 and for each fiscal year thereafter for which liquid and realized profits are legally available for distribution after payment of the Base Dividend, holders of Series A Preferred Shares will receive an additional dividend calculated based on the Distributable Return on Equity (“DROE”) of Telecom Argentina, if the DROE is higher than 10%. The Series A Preferred Shares were scheduled to be redeemed in ten equal annual installments of their subscription price commencing in 1998.  The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves. Any redemption payments not declared nor paid by Nortel when due bear interest, at LIBOR, from the due date until the actual payment date.

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom Argentina on the Class A and Class B Shares owned by Nortel.  On January 26, 2001 and May 4, 2001, Nortel paid the fourth and fifth installments of the scheduled redemptions of Series A Preferred Shares in a nominal amount at the dates of payment of approximately P$55.1 million and P$14 million, respectively (the latter, corresponding to the proportional amount for the three month period ended December 31, 2000).  Because Telecom Argentina did not pay dividends for fiscal years 2001-2008, Nortel was unable to make any dividend payments or pay the required amortization on its Series A Preferred Shares for the fiscal years ending December 31, 2001 and subsequent years. Accordingly, the amount of the accrued and unpaid amortization and dividends on its Series A Preferred Shares will continue to accrue until Nortel has the cash required to make the payment.  The amount of the accrued but unpaid amortization and dividends on Nortel’s Series A Preferred Shares was approximately P$1,156, including the effects of CER, as of December 31, 2009.  On May 5, 2010, Telecom Argentina paid a dividend installment to its shareholders for the year ended December 31, 2009 of approximately P$689 million (of which P$377 million was paid to Nortel Inversora S.A.) and is scheduled to make a second dividend distribution of approximately P$364 million on December 20, 2010 (of which P$200 million is scheduled to be paid to Nortel Inversora S.A.).  As of the date of this Annual Report, Nortel’s Board and its shareholders have yet to make a decision regarding the application of such proceeds.  Therefore, we cannot give you any assurance regarding the timing and amount of dividend or amortization payments made by Nortel, if any.  Were Nortel to make a dividend distribution, all accrued and unpaid amortization and dividends would first be paid to holders of Nortel’s Series A Preferred Shares, until all arrearages under the Series A Preferred Shares have been paid.  Consequently, Nortel does not anticipate issuing dividends to holders of its Series B Preferred Shares for fiscal year 2009.

Nortel’s failure to pay the Series A dividends due to the lack of liquid and realized profits and/or distributable reserves, triggered the right of the holders of Series A Preferred Shares to exercise their voting rights and to appoint a member of Nortel’s Board of Directors. Nortel’s failure to cause Telecom Argentina to comply with the financial ratio covenant contained in the terms and conditions of the Series A and Series B Preferred Shares triggered the right of the Series A and Series B shareholders to exercise their voting rights and to appoint a member of Nortel’s Board of Directors.  Since December 31, 2006 such ratio no longer exceeded 1.75:1 and as a result, Series B Preferred Shareholders did not have director voting rights in fiscal years 2007-2009 and will not have such rights in 2010.

The Series A shareholders have retained their right to appoint a member of Nortel’s Board of Directors as a result of the non-payment of the Series A dividends. Directors and alternate directors are appointed at the annual shareholders’ meeting. Accordingly, at Nortel’s annual shareholders’ meeting held on April 30, 2008, the Series A Preferred shareholders appointed Javier Errecondo as Director and Saturnino Jorge Funes as Alternate Director.  Since Nortel’s annual shareholders’ meeting originally called for April 29, 2009 and postponed to September 11, 2009 was provisionally suspended and a judicial precautionary measure issued on April 20, 2010 ordered Nortel to suspend consideration of certain agenda items at the annual shareholders’ meeting held on April 30, 2010, including the appointment of new members to the Board of Directors, as of the date of this Annual Report, there have been no changes to Nortel’s directors or alternate directors.

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

Notwithstanding Telecom’s dividend payment scheduled for December 2010, Nortel is unable to predict whether Telecom will be able to make any additional dividend payments. Please see “Item 3—Key Information—Risk Factors” in this Annual Report and in the Telecom Form 20-F attached as an Exhibit hereto.

Relationship between Nortel and Telecom

As of December 31, 2009, Nortel owns 502,034,299 of Telecom Argentina’s Class A Ordinary Shares, nominal value P$1.00 per share (the “Series A Shares”), representing 100% of Telecom Argentina’s issued and outstanding Class A Shares and 51% of Telecom Argentina’s total capital stock, and 36,832,408 of Telecom Argentina’s Class B Shares, nominal value P$1.00 per share, representing approximately 8.35% of Telecom Argentina’s issued and outstanding Class B Shares and approximately 3.74% of Telecom Argentina’s total capital stock. Pursuant to the Privatization Regulations and the terms and conditions of the Transfer Agreement, Nortel is required to own all of Telecom Argentina’s Class A Shares unless the Regulatory Bodies otherwise agree.  See “Item 4—Information on the Company—Regulatory Framework” in the Telecom Form 20-F included as an exhibit hereto and “Item 7—Major Shareholders and Related Party Transactions.”  Nortel is not required by the Privatization Regulations to own any of Telecom Argentina’s Class B Shares.

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

By the end of 2009, in Italy, the Telecom Italia Group had reached approximately 16.1 million retail accesses (“accesses” refers to any telecommunications connections offered by the Telecom Italia Group, including consumer and business connections), a wholesale customer portfolio of 6.2 million accesses and 30.8 million mobile telephone lines. In addition, the Telecom Italia Group’s broadband portfolio in Italy reached 8.7 million accesses as of

December 31, 2009 (including 7.0 million retail accesses and 1.7 million wholesale accesses). As of December 31, 2009, the Telecom Italia Group had 41.1 million mobile telephone lines in Brazil.

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

ITEM 4A.                    UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our Consolidated Financial Statements, including the notes to those financial statements, which appear elsewhere in this Annual Report.  Our Consolidated Financial Statements have been prepared in accordance with Argentine GAAP, which differs in certain significant aspects from US GAAP.  For a discussion of the principal differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation of net income and shareholders’ equity to US GAAP, see “Differences between Argentine GAAP and US GAAP” in Note 15 to our Consolidated Financial Statements.

The following discussion and analysis is presented by the management of our company and provides a view of our financial condition, operating performance and prospects from management’s perspective.  The strategies and expectations referred to in this discussion are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives that we implement and other factors.  Since much of this discussion is forward-looking, you are urged to review carefully the factors referenced elsewhere in this Annual Report that may have a significant influence on the outcome of such forward-looking statements.  We cannot provide assurance that the strategies and expectations referred to in this discussion will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements.  Please refer to “Forward-Looking Statements” and “Item 3—Key Information—Risk Factors” for descriptions of some of the factors relevant to this discussion and other forward-looking statements in this Annual Report.

Nortel is a holding company whose principal asset is its approximately 54.74% equity interest in Telecom Argentina.  Therefore, the following discussion of Nortel’s financial condition and results of operations should be read in conjunction with Nortel’s Consolidated Financial Statements and notes thereto included elsewhere in this

Form 20-F and with Telecom’s consolidated financial statements and notes thereto and “Item 5—Operating and Financial Review and Prospects” included in the Telecom Form 20-F incorporated by reference herein and included as an exhibit hereto.  Such financial statements and notes thereto have been prepared in accordance with Argentine GAAP, which differs in certain respects from US GAAP. See Note 15 to our Consolidated Financial Statements.

Management Overview

The Telecom Group ended the 2009 fiscal year in a solid financial situation as well as with a strong market position.  The Telecom Group has continued to expand its customer base, reaching 4.4 million fixed lines in service, 1.3 million Internet subscribers, and 16.3 million cellular subscribers. To promote the expansion of business and the growth of the customer base in every business segment, capital expenditures (including materials) were increased by 8% from 2008 to P$1,821 million in 2009, which represents 15% of consolidated net sales.

Telecom Argentina is considered to be one of the leading companies in the Argentine telecommunications sector. Telecom Argentina has attained this position without neglecting its commitment to generate economic value for its shareholders, demonstrating improvements in revenues and profitability. In addition, the strong cash flow generation has allowed Telecom Argentina to repay the balance of financial debt undertaken in 2005 as a result of its debt restructuring. The repayment was completed five years in advance of the schedule originally established with Telecom Argentina’s creditors. Telecom Argentina’s financial debt payments in 2009 totaled P$1,442 million.

Continuing the trend of prior years, net sales in 2009 grew by 15% compared to 2008, reaching P$12,226 million. Operating income before depreciation and amortization in 2009 increased by P$570 million from 2008, reaching P$3,900 million, equivalent to 32% of net sales. Operating income increased P$721 million in 2009 compared to 2008, reaching P$2,762 million, equivalent to 23% of net sales.

Telecom’s results of operations continue to be affected by the Pesification and freeze of regulated tariffs and by the fluctuation of the exchange rate of the peso against the U.S. dollar. For a discussion of these and other factors that may affect our results of operations, please see “—Years ended December 31, 2009, 2008 and 2007—Factors Affecting Results of Operations” and “—Trend Information” below.

For a detailed analysis of Telecom’s results of operations for fiscal year 2009, see “—Years ended December 31, 2009, 2008 and 2007” below.

Economic and Political Developments in Argentina

Beginning in the second half of 2001 and through the first half of 2002, Argentina experienced a deep recession and an economic and political crisis. The rapid and radical nature of changes in the Argentine social, political, economic and legal environment created a very unstable macroeconomic environment. In January 2002, the Argentine government abandoned the Convertibility regime which had fixed the peso/U.S. dollar exchange rate at 1:1 and adopted emergency economic measures which converted and froze our rates for regulated services in the Voice, Data and Internet reportable segment into pesos at a 1:1 peso/U.S. dollar ratio (referred to herein as “Pesification”), among other measures. Capital outflows increased in the first half of 2002, leading to a massive devaluation of the peso and an upsurge in inflation. By the end of 2002, the peso had devalued by 237% (having devalued 280% as of June 30, 2002) while the wholesale price index increased 118% and the consumer price index increased 41%.

After the above-mentioned crisis, the Argentine economy began a new period of rapid growth. Argentina’s gross domestic product increased for six years in a row from 2003 to 2008, at an average rate of 8.5%. However, the recent international financial crisis affected the country, and Argentina’s growth rate decreased significantly to 0.9% in 2009. In the last quarter of 2009, the economy showed notable signs of recovery and it is expected that the annual growth rate in 2010 will be approximately 4%.

The increase in the consumer price index was 12.3% in 2005, 9.8% in 2006, 8.5% in 2007, 7.2 % in 2008 and 7.7% in 2009, while the wholesale price index increased 10.7% in 2005, 7.1% in 2006, 14.6% in 2007, 8.8% in 2008 and 10.3% in 2009 as reported by the INDEC, though, since 2007, the public credibility of the INDEC as a reference for reporting Argentine economic statistics has been challenged.  For further detail regarding Argentine economic conditions see “Item 3—Key Information—Risk Factors—Risks relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.”

During the period between 2005 and 2007, the peso remained relatively stable against the U.S. dollar, with US$1.00 trading within a range of P$2.86 to P$3.16. However, the international financial crisis created uncertainty that affected the Argentine exchange rate, as reflected by a peso/dollar exchange rate of P$3.45 per US$1.00 dollar at December 31, 2008 and P$3.80 per US$1.00 dollar as of December 31, 2009, an increase of 9.5% and 10.1% per year, respectively.

Argentina’s economic activity during the first half of 2009 was affected by a significant decline in its industrial output, coupled with a severe drought that impacted its agricultural production. Capital outflows were fueled by uncertainties caused by mid-term elections. However, given Argentina’s strong trade surplus generated by a significant decrease in imports, coupled with a healthier performance in exports, the Central Bank took measures to maintain the stability of the peso/U.S. dollar exchange rate.

Additionally, the Argentine government made progress on restructuring the public debt that had not been restructured in 2005, thereby significantly reducing the levels of country risk. Nonetheless, the implementation of the restructuring plan has been delayed by disagreements regarding the use of Central Bank reserves to pay the unrestructured public debt. In April 2010, the Argentine government announced an exchange offer for the unrestructured debt.  It is expected that this process will be completed in late June.

The stagnation of the economy reduced Argentina’s fiscal surplus.  In order to maintain Argentina’s activity level, the government implemented certain expansive fiscal policies, increasing public spending by 27% annually, a figure that represents a higher rate than the total 18% growth of annual income.  Argentina’s public spending reduced the primary fiscal surplus to 1.5% of gross domestic product in 2009 from 3.1% in 2008.

In sum, despite having commenced 2009 with a reduction in growth, Argentina’s economy has shown signs of recovery, though this recovery has caused inflation to increase.  For 2010, it is expected that the Argentine economy will return to stronger growth and show higher levels of inflation.

Because the substantial majority of Telecom’s property and operations are located in Argentina, macroeconomic and political conditions in Argentina will continue to affect them. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general and Telecom’s operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including Telecom Argentina’s securities. While the key factors of Telecom’s business were strong in 2009, and its operating results have increased as a result of growth in our wireless and internet business, its operating results and financial condition remain vulnerable to fluctuations in the Argentine economy.

Critical Accounting Policies

Our Consolidated Financial Statements, prepared in accordance with Argentine GAAP, and the reconciliation of our Consolidated Financial Statements from Argentine GAAP to US GAAP, are dependent upon and sensitive to accounting methods, assumptions and estimates that we use as a basis for the preparation of our Consolidated Financial Statements and US GAAP reconciliation. We have identified the following critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies, which we believe are essential to an understanding of the underlying financial reporting risks and the effect that these accounting estimates, assumptions and uncertainties have on our Consolidated Financial Statements.

Our accounting policies are fully described in the Notes to our Consolidated Financial Statements. We believe that the following are some of the more critical judgment areas in the application of policies that currently affect our financial condition and results of operations.

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

The most significant areas that have involved the use of financial projections are the following:

a)     recoverability assessment of long-lived assets and intangible assets; and

b)    recoverability assessment of deferred tax assets and the tax credit related to minimum presumed income.

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

Income Taxes—Deferred income tax and tax on minimum presumed income

Income tax

The Company and Telecom (for each of the companies of the Telecom Group) are required to estimate applicable income taxes.  This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from the different treatment of certain items, such as certain accruals and amortization, for tax and financial reporting purposes.  These differences result in deferred-tax assets and liabilities, which are included in our and Telecom’s stand-alone and consolidated balance sheets.  In the course of our tax planning procedures, we must assess the fiscal year of the reversal of our deferred-tax assets and liabilities, and if there will be future taxable profits in those periods taking into account the expiration date.  Significant management judgment is required in determining our provisions for income taxes, deferred-tax assets and liabilities.  The analysis is based on estimates of taxable income in the jurisdictions in which Telecom operates and the periods over which the deferred tax assets and liabilities will be recoverable.  If actual results differ from these estimates, or we adjust those estimates in future periods, our financial position and results of operations may be affected materially.

Our income tax rate is currently 35% of taxable net income for the companies located in Argentina and 10% for Núcleo.  The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated.

Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income imposed on companies located in Argentina. Management considered that the tax credit related to minimum presumed income of Telecom Argentina will be realized based on current projections and a legal expiration term of 10 years.  This credit has been classified as a non-current receivable of P$7 million while P$23 million has been offset against current tax income liabilities in the consolidated balance sheet.

Accounting for and Recoverability of Long-Lived Assets

Telecom’s accounting for long-lived assets and intangible assets involves the use of estimates for determining the fair value at the acquisition date and the useful lives of the assets over which the costs of acquisition are depreciated.

Initial Valuation and Depreciation

Telecom records purchased property, plant and equipment, and purchased intangible assets  at acquisition or construction cost (adjusted for inflation as necessary—see Note 3.c. to our Consolidated Financial Statements).  Fixed assets received from “ENTel” have been valued at their transfer price.  Subsequent additions have been valued at cost.  Construction costs include directly allocable costs, an appropriate allocation of material and interest accrued during the construction period.  However, general and administration expenses are not capitalized. Property, plant and equipment and intangible assets, except for indefinite useful life intangibles, are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the estimated useful lives involves significant judgment. Telecom periodically reviews the estimated useful lives of its property, plant and equipment and purchased intangible assets.

Recoverability

Under both Argentine GAAP and US GAAP, Telecom reviews long-lived assets, including property, plant and equipment and amortizing intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

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

Under US GAAP, recoverability of assets that are held and used is measured by comparing the sum of the future undiscounted cash flows to their carrying value.  If the carrying value of the assets exceeds the sum of the future undiscounted cash flows, impairment is considered to exist.  If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method.  Once an impairment loss is identified and recognized, subsequent write-ups are prohibited because an impairment loss establishes a new cost for written down long-lived assets.

The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or groups of assets) require Telecom’s management to make significant judgments concerning the validation of impairment indicators, expected cash flows and applicable discount rates.

Telecom has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment.  Based on the foregoing, Telecom considered an impairment charge not to be necessary for its long-lived assets in each operating segment.

However, changes in Telecom’s current expectations and operating assumptions, including changes in its business strategy, technology, competition and/or changes in market conditions, as well as changes in the expected applicable discount rate and future undiscounted cash flows estimates due to, among other things, competition and the outcome of the tariff negotiations with the Argentine government, could significantly impact these judgments and could require future adjustments to the recorded assets.

Intangible assets with indefinite useful life—PCS license

Under Argentine GAAP and US GAAP, Telecom determined that its PCS license met the definition of an indefinite-lived intangible asset for the periods presented.  Therefore, it does not amortize the cost of its license; however, Telecom tests the license annually for impairment. Under Argentine GAAP and US GAAP, an impairment loss is recognized when the carrying amount exceeds the asset’s fair value based on discounted future expected cash flows.  Through this evaluation, it was determined that the carrying amount of the PCS license did not exceed the fair value of the asset.  As a result, no impairment has been recognized by Telecom for US GAAP and Argentine GAAP purposes.  Furthermore, the intangible asset recorded (totaling P$588 million as of December 31, 2009) is not at risk of failing the impairment test.

The recoverability of an indefinite-lived intangible asset such as the PCS license requires Telecom’s management to make assumptions about the future cash flows expected to be derived from such asset.  Telecom’s judgments regarding future cash flows may change due to future market conditions, business strategy, the evolution of technology and other factors.  These changes, if any, may require material adjustments to the book value of the PCS license.

Contingencies

Telecom is subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory and other matters.  In order to determine the proper level of reserves relating to these contingencies, Telecom assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes.  Telecom consults with internal and external legal counsel on these matters.  A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue.  Telecom’s determination of the required reserves may change in the future due to new developments in each matter, changes in jurisprudential precedents and tribunal decisions or changes in Telecom’s method of resolving such matters, such as changes in settlement strategy.

Allowance for Doubtful Accounts

Telecom maintains an allowance for doubtful accounts to account for estimated losses resulting from the inability of its customers to make required payments.  Telecom bases its estimates on the aging of its accounts receivable balances, its historical write-offs, customer creditworthiness and changes in its customer payment terms when evaluating the adequacy of its allowance for doubtful accounts.  If the financial condition of Telecom’s customers were to deteriorate, Telecom’s actual write-offs could be higher than expected.

Asset Retirement Obligations

Telecom is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases.  Telecom has the right to renew the initial term of most of these leases.  Under Argentine GAAP, there are no specific standards for the recognition of asset retirement obligations.  Therefore, Telecom records a liability for an ARO with respect to the leases following the guidance provided by ASC 410.  When the liability is initially recorded, Telecom capitalizes a cost by increasing the carrying amount of the related long-lived asset.  The capitalized cost is depreciated over the estimated useful life of the related asset.  Subsequent to the initial measurement, Telecom should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows.  Changes resulting from revisions in the timing or amount of estimated cash flows are recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost.  Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates are considered new obligations and initially measured using current credit-adjusted risk-free interest rates.  Any decreases in the ARO as a result of downward revisions in cash flow estimates are treated as modifications of an existing ARO and are measured at the historical interest rate used to measure the initial ARO.

As of December 31, 2009, Telecom’s asset retirement obligations included in other non-current liabilities amounted to P$44 million and the related net carrying value of the capitalized cost included in fixed asset amounted to P$13 million.

Fair value of Notes of Telecom Argentina under US GAAP

Telecom Argentina’s Series A Notes issued pursuant to the APE were paid in October 2009.

Telecom Argentina’s notes were valued under Argentine GAAP at estimated net present value. Under US GAAP, on January 1, 2008 Telecom Argentina adopted the provisions of ASC 825 regarding the fair value option for financial assets and financial liabilities. Fair value measurements required the use of different valuation techniques which were also based on observable inputs. The fair value of Telecom Argentina’s notes as of December 31, 2008 was based on the purchase price of notes bought by Telecom Argentina in the last quarter of 2008 or, if the purchase price was not available, on the average quoted market prices provided by financial agencies.

Derivative Instruments

Telecom Argentina records all derivative financial instruments as assets and/or liabilities at their estimated fair value. Changes in fair value of effective cash flow hedges are recognized as a separate component of shareholders’ equity on the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings. The Company’s determination of fair value may change in the future due to changes in the inputs available and its related valuation techniques used to estimate fair value.

Retirement Benefits

Collective bargaining agreements provide benefits to employees who retire upon reaching normal retirement age, or at an earlier time due to disability. These benefits consist of payments of a single lump sum equal to a one-month salary for every five years of service to Telecom. There is no vested benefit obligation until the occurrence of these conditions. Actuarial assumptions and demographic data, as applicable, are used to measure Telecom’s obligation to provide these benefits. Telecom does not make plan contributions or maintain separate assets to fund the benefits at retirement.

The actuarial assumptions used are based on market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. These changes, if any, may require adjustments to the recorded liabilities.

New Accounting Standards under Argentine GAAP

In March 2009, the FACPCE approved Technical Resolution (“RT”) 26 “Adoption of International Financial Reporting Standards”. RT 26 adopts IFRS as issued by the International Accounting Standards Board (“IASB”) and states that the adoption of IFRS is effective for publicly-listed companies as of January 1, 2011.

On December 30, 2009, the CNV issued Resolution No. 562/09 (“RG 562/09”) adopting RT 26 of the FACPCE for certain public companies (as defined by Law No. 17,811 — Regime for Public Offering). RG 562/09 requires public companies, such as the Company, to prepare its financial statements according to RT 26 for fiscal years beginning on or after January 1, 2012, while early adoption is permitted for fiscal years beginning on or after January 1, 2011. Resolution No. 562/09 also permits the preparation of financial statements in accordance with IFRS as additional information to a company’s statutory financial statements for the fiscal year beginning on or after January 1, 2010. See Note 16 to our Consolidated Financial Statements.

As of the date of this Annual Report, the FACPCE is revising RT 26 in order to align its effective date to that of RG 562/09.

(a) Consolidated

As discussed above, Nortel is a holding company whose principal asset is its approximately 54.74% equity interest in Telecom Argentina. Nortel’s consolidated operating income is derived principally from Telecom’s income. Therefore, the following discussion of Nortel’s consolidated financial condition and results of operations should be read in conjunction with the immediately following discussion set forth herein under Section (b) of this Item 5 and with Nortel’s Consolidated Financial Statements and notes thereto included elsewhere in this Form 20-F and with Telecom’s Consolidated Financial Statements and notes thereto and “Item 5—Operating and Financial Review and Prospects” included in the Telecom Form 20-F incorporated herein by reference and included as an exhibit hereto. Such financial statements and notes thereto have been prepared in accordance with Argentine GAAP, which differs in certain respects from US GAAP. See Note 15 to our Consolidated Financial Statements.

Years ended December 31, 2009, 2008 and 2007

For purposes of these sections the fiscal years ended December 31, 2009, 2008 and 2007 are called “2009,” “2008” and “2007,” respectively.

Our results of operations, (which include Telecom’s results of operations) are determined in accordance with Argentine GAAP, which differs in certain aspects from US GAAP.  See Note 15 to our Consolidated Financial Statements.

The Telecom Group provides customers with a broad range of telecommunication services. To fulfill its purpose, it conducts different activities that are distributed among the companies in the Group. Each company represents an operating segment.  These operating segments have been aggregated into two reportable segments according to the nature of the products and services provided.  These reportable segments, and their operating segments are:

Reportable Segment	Company of the Telecom Group / Operating Segment
Voice, Data and Internet	Telecom Argentina S.A. Telecom Argentina USA, Inc. Micro Sistemas S.A. (i)
Wireless	Telecom Personal S.A. Núcleo S.A. Springville S.A. (i)

(i)    Dormant entity at December 31, 2009.

The main products and services in each reportable segment are:

•                  Voice, Data and Internet: local area, national long-distance and international communications, supplementary services (including call waiting, itemized invoicing, voicemail, etc.), interconnection with other operators, data transmission (including private networks, point-to-point traffic, radio and TV signal transmission), outsourcing of IT solutions and Internet services.

•                  Wireless: GSM and 3G wireless communications over UMTS/ HSDPA networks (including GPRS, EDGE and HSDPA high-speed wireless, videoconferencing, full track download, multimedia messaging, online streaming, corporate mailing and BlackBerry solutions) and sale of wireless communication devices (cellular phones, 3G modems, 3G hotspots, wireless internet and netbooks).

The following table shows Telecom’s net sales as a percentage of total consolidated net sales within its reportable segments for the year ended December 31, 2009:

Reportable Segment	Net Sales (P$ million)	Percentage of Consolidated Net Sales

Voice, Data and Internet	4,157	34.0
Wireless	8,069	66.0
TOTAL	12,226	100.0

Additional information regarding reportable segments is disclosed in Note 13 to our Consolidated Financial Statements.

Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding our operating results. These factors are based on the information currently available to our management and may not represent all of the factors that are relevant to an understanding of our current or future results of operations. Additional information regarding trends expected to influence Telecom’s results of operations in 2010 are analyzed below under “—Trend Information.”

Impact of Political and Economic Environment in Argentina. Levels of economic activity affect the volume of local and long-distance traffic, the demand for new fixed lines, ADSL and cellular services and the levels of uncollectible accounts and disconnections. Demand for Telecom’s services and the amount of revenues it collects is also affected by inflation, exchange rate variations and the rate of unemployment, among others.

Rate Regulation. Revenue from Telecom’s Voice, Data and Internet reportable segment will depend principally on the number of lines in service, the minutes of use or “traffic” for local and long-distance services and the rates charged for services. The rates that Telecom Argentina charges in its fixed telephony service (including both monthly basic charges and measured service charges), installation charges in the fixed telephony business, public telephone charges and charges for Internet dial-up traffic are subject to regulation. These rates were pesified and rate increases were frozen by the Argentine government in 2002. Telecom Argentina has been in discussions with regulators with respect to rate adjustments and, on March 6, 2006, Telecom Argentina signed the Letter of Understanding 2006 with the Argentine government which permits Telecom Argentina to raise certain of its regulated rates. However, the agreement is still subject to the implementation of certain administrative steps and the pending approval by the legislative branch. Although Telecom’s management expects that the contract renegotiation process will be satisfactorily completed, to date there is no certainty regarding either the outcome of the negotiations or the timing of such outcome.

Competition. The Argentine telecommunications market has become increasingly competitive. In Telecom’s Voice, Data and Internet reportable segment, competition is mainly focused on long-distance and Internet service as well as on government and corporate accounts. For the past several years, the Argentine wireless market has been characterized by rapid growth and increasingly competitive conditions. The Wireless reportable segment’s customer base is expected to continue expanding in 2010, albeit at more moderate rates than those of recent years. We aim to obtain high-value wireless customers and encourage consumption via the launching of new products and services.

Technology Developments. Improvements in technology influence demand for services. For example, demand for fixed line telecommunications services has been affected by continued significant growth in the Wireless reportable segment. Growth in the Voice, Data and Internet reportable segment at present is being driven by the expansion of ADSL. The increase in broadband adoption has also proven to be a critical factor in facilitating the offering of Value Added Services to customers and the bundling of services. In the Wireless reportable segment, Telecom has seen an increase in the number of subscribers due to the implementation of 3G technology and related services supported by 3G technology. Continued investment in 3G infrastructure is expected to fuel demand for cellular services because it supports a wide variety of enhanced services such as data transmission and 3G services.

Capital Expenditures. Telecom continues to make significant investments designed to take advantage of growth opportunities in its businesses. In the Voice, Data and Internet reportable segment, Telecom invests to sustain the growth in broadband services, to continue developing the NGN, to develop a new portfolio of data center products and ICT infrastructure solutions to meet the needs of mobile operators and to continue with the updating of commercial and support systems. In the Wireless reportable segment, we are in the process of expanding the network infrastructure and extending the 3G technology coverage and bandwidth for mobile data transmission.

Wireless Subscriber Acquisition Costs, Subscriber Retention Costs and Promotional Activities. Telecom’s Wireless reportable segment has incurred a significant level of these costs as a result of the increase in our customer base and intense competition. The Voice, Data and Internet reportable segment has also increased its promotional activities, particularly with respect to ADSL services, where Telecom’s competitors have intensified their marketing campaigns.

Currency Effects. The majority of Telecom’s revenues are received in pesos whereas a significant portion of the materials and supplies related to the construction and maintenance of Telecom’s networks and services are incurred in foreign currencies. A significant portion of Telecom’s financial indebtedness is also denominated in foreign currencies. Consequently, the Pesification of Telecom’s regulated rates and subsequent fluctuations in the exchange rate between the peso and the U.S. dollar and other currencies will continue to affect the amount of its revenues in comparison to its costs and debt service obligations incurred in foreign currencies.

(A)  Consolidated Results of Operations

In the year ended December 31, 2009, we reported net income of P$758 million, compared to net income of P$519 million for the year ended December 31, 2008.

Consolidated net sales in 2009 were P$12,226 million compared to P$10,608 million in 2008.  The increase of P$1,618 million (a 15% increase) can be largely attributed to the growth in the Wireless reportable segment and in ADSL services.

In 2009, operating costs (including depreciation and amortization) totaled P$9,468 million, representing an increase of P$898 million, or 10%. The most significant changes in operating costs included an increase in salaries and social security contributions; an increase in taxes, mainly caused by the increase in sales and changes in average rates of gross revenues under multilateral agreements and provincial taxes; an increase in commissions as a result of the increase in the prepaid subscriber base; an increase in bad debt expense as a result of a reduction in the level of collection of receivables caused by the economic stagnation and an increase in maintenance costs and fees and other costs attributable to higher consumption and the effect of inflation on prices.

Although the economic situation in Argentina began to show signs of recovery from the global financial crisis in the last quarter of 2009, Telecom’s fixed telephone service is still affected by the Pesification of tariffs in early 2002; as a result, the increase in the structure of disbursable costs for the Voice, Data and Internet reportable segment (18%) is higher than the increase in net sales (14%). Consequently, Telecom’s operations continue to be influenced by the Pesification and freezing of regulated tariffs and macroeconomic factors.

(A.1)  2009 Compared to 2008

					Change by segment
	Year Ended December 31,				Voice, Data
	2009	2008	Total Change		and Internet	Wireless	Nortel
	(P$ millions)%			(P$ millions)
Net sales	12,226	10,608	15	1,618	504	1,114	—
Cost of services and general, administrative and selling expenses	(9,468)	(8,570)	10	(898)	(300)	(597)	(1)
Operating income	2,758	2,038	35	720	204	517	(1)
Gain on equity investees	13	—	—	13	—	13	—
Financial results, net	(331)	(266)	24	(65)	(6)	(59)	—
Other, net	(234)	(271)	(14)	37	64	(25)	(2)
Income tax	(797)	(535)	49	(262)	(128)	(134)	—
Noncontrolling interest	(651)	(447)	46	(204)	—	(3)	(201)
Net income	758	519	46	239	134	309	(204)

Net Sales

During 2009, net sales increased by approximately 15% to P$12,226 million from P$10,608 million in 2008. It should be noted that both reportable segments showed increases in revenue, albeit at different growth rates. As in the previous year, the main source of the Telecom Group revenues came from the Wireless reportable segment, which accounted for 66% of Telecom’s consolidated net sales in 2009.

Net sales in the Voice, Data and Internet reportable segment increased by 14% as compared to 2008.  Voice sales grew 5% due to an increase in the customer base, though the segment experienced a slight reduction in traffic volume.  Data sales rose 26% due to the increase in the customer base and new product offerings for corporate customers. Internet sales led growth in this segment with a 44% increase mainly attributable to 17% growth in the ADSL customer base despite Internet sales having been affected by major discounts offered to new customers in the first months of subscription. Regulated voice services are still affected by the Pesification of rates as discussed in more detail in “Item 4—Information on the Company—The Business—Voice, Data and Internet —Rates” in the Telecom Form 20-F incorporated herein by reference.

Net sales for the Wireless reportable segment increased by 16% compared to 2008. In Argentina, net sales grew 16% mainly as a result of a 15% increase in the customer base and a 34% increase in the sales of Value Added Services. In Paraguay, net sales increased 13% as compared to the previous year.

In 2009, service revenues in the Wireless reportable segment amounted to P$7,267 million, representing a 17% increase from 2008. Service revenues accounted for 90% of total sales in this reportable segment.

The chart below shows consolidated net sales for 2009 and 2008 and their breakdown between reportable segments:

For a further breakdown of our consolidated net sales, see “—Results of Operations by Reportable Segment” below.

Cost of Services and General, Administrative and Selling Expenses

Total cost of services and general, administrative and selling expenses increased by P$898 million totaling P$9,468 million in 2009, representing a 10% increase as compared to 2008. The increase was mainly due to an increase in disbursable costs in both reportable segments as a result of the increase in the variable costs of sales, the effect of inflation on our overall cost structure and particularly aggressive competition in the wireless and broadband businesses.

					Change by segment
	Year Ended December 31,				Voice, Data and
	2009	2008	Total Change		Internet	Wireless	Nortel
	(P$ millions)%			(P$ millions)
Salaries and social security	1,505	1,218	24	287	220	67	—
Taxes	999	832	20	167	36	131	—
Maintenance, materials and supplies	597	528	13	69	37	32	—
Bad debt expense	131	67	96	64	23	41	—
Interconnection costs	180	156	15	24	24	—	—
Costs of international outbound calls	152	145	5	7	7	—	—
Fees for services	502	402	25	100	33	67	—
Advertising	360	388	(7)	(28)	(19)	(9)	—
Cost of wireless handsets and Voice, Data, and Internet equipment	1,137	1,028	11	109	6	103	—
Agent’s commissions and commissions for the distribution of prepaid cards	878	769	14	109	7	102	—
Other commissions	190	159	19	31	4	27	—
TLRD and Roaming	898	941	(5)	(43)	—	(43)	—
Other operating expenses	801	648	24	153	81	71	1
Depreciation of fixed assets and amortization of intangible assets	1,138	1,289	(12)	(151)	(159)	8	—
Total Cost of Services and General, Administrative and Selling Expenses	9,468	8,570	10	898	300	597	1

The main operating costs and the changes between 2009 and 2008 are illustrated below:

(1)          Includes bad debt expense, other commissions and other operating expenses.

Salaries and Social Security

During 2009, salaries and social security charges were approximately P$1,505 million, representing a 24% increase from 2008. This was primarily due to an increase in salary levels, mainly caused by the adjustment in collective bargaining agreements between Telecom Argentina’s unionized personnel and Telecom Argentina (unionized personnel represent 73% of the total number of Telecom Argentina’s employees).

Taxes

Tax expenses increased 20% to P$999 million in 2009 from P$832 million in 2008, mainly due to charges of turnover tax (P$84 million) and other taxes calculated on the basis of revenues (P$43 million), as a result of the increase in total net sales during the year.  Additionally, in 2009 there was an increase of P$19 million in the tax on deposits and withdrawals from bank accounts, as a consequence of increased financial transactions, collection of dividends and payment of income tax.

Maintenance, Materials and Supplies

Expenses related to maintenance, materials and supplies increased 13% to P$597 million in 2009 from P$528 million in 2008. This increase was due to higher maintenance costs across both segments. In the Voice, Data and Internet reportable segment, the change was primarily due to higher maintenance costs for network equipment, buildings and utility vehicles and the increase in the prices of certain supplies due to the effects of inflation. In the Wireless reportable segment, the increase was mainly due to an increase in cost of maintenance of radio base systems related to the development of the GSM network, higher maintenance costs for buildings and the increase in prices of certain supplies due to the effects of inflation.

Bad Debt Expense

In 2009 bad debt expense amounted to P$131 million, an increase of 96% as compared to 2008, though it represents only 1% of consolidated net sales. The increase was mainly due to a reduction in the collection of receivables caused by the economic slowdown.

Interconnection Costs

In 2009, interconnection costs amounted to P$180 million, an increase of 15% as compared to 2008. The increase was mainly due to higher traffic volume from Telecom Argentina’s network and price increases caused by inflation.

Costs of International Outbound Calls

The costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in respect of outgoing calls made by its customers, increased 5% from P$145 million in 2008 to P$152 million in 2009. The increase is largely due to cost increases as a result of the devaluation of the peso against other foreign currencies, partially offset by decreases in outgoing call traffic.

Fees for Services

Our fees for services totaled P$502 million for 2009 as compared to P$402 million for 2008. This increase was mainly due to the renegotiation of most of the contracts reflecting the effects of inflation and to higher service costs in both segments, especially service costs related to call centers (P$58 million), software and hardware fees (P$18 million) and cleaning and security fees (P$11 million).

Advertising

Costs related to advertising decreased by P$28 million, or 7%, to P$360 million in 2009.  During 2009, Telecom Argentina continued advertising campaigns focused largely on the Internet business while Telecom Personal continued its marketing campaigns to acquire new subscribers and retain customers.

Cost of wireless handsets and Voice, Data, and Internet equipment

During 2009, the cost of wireless handsets and Voice, Data and Internet equipment increased to P$1,137 million from P$1,028 million in 2008. The increase in costs of handsets in the Wireless reportable segment was primarily attributable to an increase in handsets sold as a result of the expansion of the subscriber base and the number of customers that upgraded their handsets. The increase in costs in the Voice, Data and Internet reportable segment was primarily attributable to increased sales of “Aladino” telephone sets, which allow SMS services or video calls on fixed lines depending on the model, and modems as a result of the growth in the Internet business, partially offset by a decrease in sales of data equipment.

Agent’s Commissions and Commissions for the Distribution of Prepaid Cards

Sales commissions increased by P$109 million to P$878 million in 2009 from P$769 million in 2008. The steady increase over the past few years in agent’s commissions and commissions for the distribution of prepaid cards is mainly due to the increase in the prepaid subscriber base.

TLRD and Roaming

During 2009, costs of TLRD and roaming decreased 5% to P$898 million from P$941 million in 2008. The change was mainly due to a decrease in wireless traffic on other wireless operators’ networks.

Other Operating Expenses

Other operating expenses, which include lease of circuits, transportation and freight, rental and energy expenses, among others, increased 24% to P$801 million in 2009 from P$648 million in 2008 in both reportable segments as a result of the increase in the prices of fuel and electricity used to provide Telecom Argentina’s services and higher costs associated with the provision of Value Added Services to Telecom Personal customers, increased use of the public network, cost increases in transport and freight and higher costs of site leases.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation of fixed assets and amortization of intangible assets decreased by P$151 million, or 12%, to P$1,138 million during 2009. This decrease was mainly due to certain assets having reached the end of their respective amortization periods and the change in the useful lives of certain technical assets (see Note 12 to our Consolidated Financial Statements), partially offset by depreciation of assets acquired during the fiscal year.

For a further breakdown of our consolidated costs of services, general and administrative and selling expenses, see “—Results of Operations by Reportable Segment” below.

Operating Income

During 2009, consolidated operating income was P$2,758 million representing an increase of P$720 million or 35% from 2008. Operating income represented 23% of consolidated net sales in 2009. This increase was mainly due to growth in net sales, partially offset by higher salaries and social security contribution costs, fees for services, commissions, maintenance, materials and supplies and taxes.

Financial Results, Net

During 2009, we recorded a net financial loss of approximately P$331 million as compared to a net financial loss of approximately P$266 million in 2008, representing a 24% increase as compared to the previous year. As a result of a P$1,362 million or 150% reduction in the net financial debt as compared to the end of 2008, interest from loans (including the effect of the net present value) decreased by P$78 million or 32%. In 2009, the effect of differences in net foreign currency exchange generated an increased loss of P$78 million as compared to 2008. In addition, note repurchase transactions generated a P$2 million loss as compared to the P$34 million gain in fiscal year 2008, resulting in a negative variation of P$36 million.

Gain on equity investees

In 2009, Núcleo underwent a voluntary capital reduction which yielded a reimbursement of capital to its shareholders. Therefore, Telecom recorded a P$13 million foreign currency translation adjustment realized on Núcleo’s capital reimbursement.

Other, net

Main variations of Other, net are related to Gain on equity investees and Other expenses, net.

Other expenses, net

Other expenses, net mainly include severance payments, provisions for lawsuits and other contingencies and allowance for obsolescence of materials.

Other expenses, net decreased by P$37 million or 14% from fiscal year 2008, representing 2% of consolidated net sales. This change was mainly due to lower costs of severance payments as compared to the previous year, partially offset by increased costs of labor and tax claims and higher allowances for obsolescence of materials in both Telecom Argentina and Telecom Personal.

Income Tax

Our income tax charge includes three effects: (i) the current tax payable for the year pursuant to fiscal legislation applicable to Nortel and each company in the Telecom Group; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to fiscal vs. accounting criteria; and (iii) the analysis of recoverability of deferred tax assets.

(i)    Regarding the current tax expenses, Telecom Argentina, Personal and Núcleo generated tax profit in fiscal year 2009. Telecom Argentina’s income tax charge assessed in 2009 amounted to P$301 million as compared to P$238 million in fiscal year 2008.  In the case of Telecom Personal, in 2009, the current tax assessed amounted to P$511 million compared to P$390 million in the previous fiscal year. In both years, Telecom Argentina and Telecom Personal generated tax profits that gave rise to tax liabilities. These liabilities were offset against tax credits for minimum presumed income and withholdings.  Núcleo’s income tax increased in the fiscal years under review due to an overcharge related to the payment of dividends to shareholders.

(ii)   Regarding the deferred tax, in 2009 and 2008 income at Telecom Argentina was basically generated by changes in timing differences arising from tax vs. accounting criteria applied to the valuation of assets and liabilities. In fiscal year 2009, Telecom Argentina generated a gain of P$31 million mainly attributable to the decrease of tax liabilities from deferred tax on fixed assets while in 2008 it generated a gain of P$93 million. Telecom Personal and Núcleo generated an aggregate P$7 million loss in 2009 while they generated an aggregate P$5 million gain in 2008.

(iii)  Regarding deferred tax assets, in 2009, Telecom Personal recorded a valuation allowance for deferred tax assets of P$2 million while no changes in the mentioned allowance were recorded for Telecom Argentina in that year. As of December 31, 2008, Telecom Argentina recorded a P$2 million reduction of the deferred tax asset valuation allowance while no changes in the mentioned allowance were recorded for Telecom Personal in that year.

Noncontrolling Interest

During 2009, we recorded a noncontrolling interest loss of P$651 million as compared to a loss of P$447 million in 2008. The difference is attributed to the net income of Telecom Argentina for year 2009 compared to year 2008.

Net Income

For 2009, the Company recorded net income of approximately P$758 million mainly due to a gain resulting from holding companies.

(A.2)  2008 Compared to 2007

					Change by segment
	Year Ended December 31,				Voice, Data
	2008	2007	Total Change		and Internet	Wireless	Nortel
	(P$ millions)%			(P$ millions)
Net sales	10,608	9,074	17	1,534	351	1,183	—
Cost of services and general, administrative and selling expenses	(8,570)	(7,441)	15	(1,129)	(497)	(632)	—
Operating income	2,038	1,633	25	405	(146)	551	—
Financial results, net	(266)	(441)	(40)	175	96	79	—
Other, net	(271)	(101)	168	(170)	(151)	(19)	—
Income tax	(535)	(292)	83	(243)	(83)	(160)	—
Noncontrolling interest	(447)	(377)	19	(70)	—	11	(81)
Net income from continuing operations	519	422	23	97	(284)	462	(81)
Income from discontinued operations	—	56	(100)	(56)	(102)	—	46
Net income	519	478	9	41	(386)	462	(35)

Net Sales

During 2008, net sales increased approximately 17% to P$10,608 million from P$9,074 million in 2007. The increase is largely attributable to the increase of P$1,183 million in revenues generated by the Wireless reportable segment (reaching 66% of the Telecom’s consolidated net sales). It should be noted that both reportable segments showed revenue increases, but at different growth rates.

Net sales in Voice, Data and Internet reportable segment increased by 11% compared to 2007. Internet sales, including internet equipment, led growth in this segment with a 39% increase (P$207 million) mainly as a result of the 33% increase in Telecom’s ADSL customer base. Data sales, including data equipment, grew by 25%, largely attributed to a higher number of leased circuits, dedicated traffic and a substantial growth in a private network service with additional new features. Finally, Voice sales grew by 4% due to an increase in the customer base, generating a higher number of monthly basic charges and charges for supplementary services, partially offset by a slight reduction in traffic volume. Regulated voice services are still affected by the Pesification of rates to pesos as discussed in “Item 4—Information on the Company—The Business—Voice, Data and Internet—Rates” in the Telecom Form 20-F incorporated herein by reference.

Net sales for the Wireless reportable segment grew by 21% compared to 2007. The net increase was mainly due to growth in Argentina of 23%, partially offset by a decrease in Paraguay of 10%. As a result of the strong growth of the customer base in Argentina, as a general matter, all line items comprising net sales for the reportable segment have grown considerably. Particularly, revenues from Value Added Services, roaming services and TLRD, and post-paid services, including fixed-charge and excess minutes, all increased.

In 2008, service revenues in the Wireless reportable segment amounted to P$6,235 million, representing 20% growth from 2007. The growth of service revenue in 2008 was 23% in Argentina while in Paraguay, service revenue decreased by 10%.

The chart below shows net sales for 2008 and 2007 and their breakdown between reportable segments:

For a further breakdown of Telecom’s consolidated net sales, see “(B) Results of Operations by Reportable Segment” below.

Cost of Services and General, Administrative and Selling Expenses

Total cost of services and general, administrative and selling expenses increased 15% to P$8,570 million in 2008 from P$7,441 million in 2007.  The increase was mainly due to the increase in disbursement costs in the two reportable segments as a result of a rise in direct cost of sales, the effect of inflation on the overall cost structure and heavy competition in the wireless and broadband businesses in Argentina. Depreciation and amortization expenses were reduced by P$127 million, mainly attributable to the Wireless reportable segment.

					Change by segment
	Year Ended December 31,				Voice, Data and
	2008	2007	Total Change		Internet	Wireless	Nortel
	(P$ millions)%			(P$ millions)
Salaries and social security	1,218	961	27	257	187	70	—
Taxes	832	668	25	164	26	138	—
Maintenance, materials and supplies	528	436	21	92	68	24	—
Bad debt expense	67	71	(6)	(4)	(2)	(2)	—
Interconnection costs	156	151	3	5	5	—	—
Costs of international outbound calls	145	138	5	7	7	—	—
Fees for services	402	309	30	93	41	52	—
Advertising	388	306	27	82	48	34	—
Cost of wireless handsets and Voice, Data, and Internet equipment	1,028	897	15	131	18	113	—
Agent’s commissions and commissions for the distribution of prepaid cards	769	704	9	65	14	51	—
Other commissions	159	130	22	29	5	24	—
TLRD and Roaming	941	760	24	181	—	181	—
Other operating expenses	648	494	31	154	86	68	—
Depreciation of fixed assets and amortization of intangible assets	1,289	1,416	(9)	(127)	(6)	(121)	—
Total Cost of Services and General, Administrative and Selling Expenses	8,570	7,441	15	1,129	497	632	—

The main operating costs and the changes in costs between 2008 and 2007 are illustrated below:

(1)          Includes bad debt expense, other commissions and other operating expenses.

Salaries and Social Security

During 2008, salaries and social security charges were approximately P$1,218 million, representing a 27% increase from 2007. This was primarily due to the increase in salary levels, mainly for unionized personnel resulting from an adjustment in their collective bargaining agreements.

Taxes

Expenses related to taxes increased 25% to P$832 million in 2008 from P$668 million in 2007, mainly due to the impact of taxes that are calculated on the basis of revenues, reflecting an increase in total net sales during the year.

Maintenance, Materials and Supplies

Expenses related to maintenance, materials and supplies increased 21% to P$528 million in 2008 from P$436 million in 2007. This increase was due to higher maintenance costs across segments, particularly in the Voice, Data and Internet reportable segment. The main reason for the change was an increased need for supplies as a result of the larger number of installed basic telephony and ADSL lines and an increase in the prices of certain supplies due to the effects of inflation.

Fees for Services

Our and Telecom’s fees for various services, including technical, commercial, legal, security, and auditing services, totaled P$402 million for 2008 and P$309 million for 2007. This increase was due mainly to the renegotiation of most of the contracts because of the effects of inflation and to higher service costs in both segments, especially costs related to call centers and software and hardware fees.

Advertising

Costs related to advertising increased by P$82 million, or 27%, to P$388 million in 2008, mainly due to higher media advertising expenses for wireless and Internet services as a result of efforts to retain and expand both customer bases, as well as the sponsorship of the 2008 Beijing Olympic Games.

Cost of wireless handsets and Voice, Data and Internet equipment

During 2008, the cost of wireless handsets and Voice, Data and Internet equipment increased to P$1,028 million from P$897 million in 2007. The increase in costs incurred in the Wireless reportable segment was primarily attributable to an increase in the cost of handsets resulting from the expansion of the subscriber base. In addition, as a consequence of technological advances and new service offerings, more customers upgraded their mobile phone sets. That effect was partially offset by a decrease in subsidies offered to agents and other third party distributors.

Agent’s Commissions and Commissions for the Distribution of Prepaid Cards

Sales commissions increased by P$65 million to P$769 million in 2008 from P$704 million in 2007. The steady increase over the past few years in agent’s commissions and commissions for the distribution of prepaid cards is mainly due to Telecom Personal’s efforts to expand its high-value subscriber base and to the increase in the prepaid subscriber base, respectively.

TLRD and Roaming

During 2008, costs of TLRD and roaming increased 24% to P$941 million from P$760 million in 2007. The change was due to an increase in wireless traffic among wireless operators as a consequence of a strong growth in the total customer base and to an increase in the volume of total traffic.

Other Operating Expenses

Other operating expenses, which include lease of circuits, transportation and freight, rental and energy expenses, among others, increased 31% to P$648 million in 2008 from P$494 million in 2007 in both reportable segments as a result of increased revenues and an increase in the customer base and the effects of inflation.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation of fixed assets and amortization of intangible assets decreased by P$127 million, or 9%, to P$1,289 million during 2008 mainly as a consequence of the end of the amortization period for certain assets in the Wireless reportable segment (among others, TDMA network equipment as a result of the migration to GSM technology).

Operating Income

During the year ended December 31, 2008, consolidated operating income was P$2,038 million, with an increase of P$405 million, or 25%, compared to 2007. Operating income represented 19% of net sales in 2008.

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

Financial Results, Net

Net financial results amounted to a loss of P$266 million for 2008, reflecting a reduction in loss of 40% as compared to 2007. Financial results, net, represent 3% of consolidated sales in 2008, as compared to 5% in 2007.

As a result of a P$1,085 million reduction in net financial debt, or 54% compared to the net financial debt at the end of the previous year, interest on net financial debt decreased by P$124 million.

In 2008, the devaluation of the peso against the U.S. dollar was 10% and 3% against the euro. This caused a net foreign currency exchange loss of P$158 million, which included the effect of derivative financial instruments entered into to hedge foreign exchange exposure. These instruments generated a P$29 million loss in 2008 and a P$141 million gain in 2007.

Other, Net

Other expenses, net

Other expenses, net mainly include severance payments and provisions for lawsuits and other contingencies.

Other expenses, net, increased P$170 million or 168% from 2007, reaching P$271 million in 2008.  The change was mainly attributable to the fact that Other expenses, net in 2007 included a gain of P$69 million related to the impact of SC Resolution N° 41/07 and a tax gain on deposits and withdrawals from bank accounts of P$23 million recognized in 2007 as a result of the regulatory resolution No. 72/03 implemented by the Ministry of Economy (see Notes 2.g and 2.i to our Consolidated Financial Statements).

Severance costs amounted to P$144 million in 2008 as compared to P$84 million in 2007, mainly due to a 114% increase in the number of employees retired or dismissed, partially offset by a 30% decrease in the average retirement and severance cost per employee.

Provision for contingency charges decreased at Telecom Argentina between 2007 and 2008 due to lower costs in connection with labor and fiscal complaints. Telecom Personal, conversely, experienced a slight increase in those charges between 2007 and 2008.

Income Tax

As previously mentioned, our income tax charge includes the following three effects (See “—Years ended December 31, 2009, 2008 and 2007—Income Tax):

(i)    Current year’s tax payable pursuant to fiscal legislation: In 2007, as a result of a determination of an accumulated loss carryforward, Telecom was not required to pay taxes. In 2008, enough tax profit was generated to offset the entire accumulated loss carryforward and, accordingly, Telecom determined a tax liability, which was offset against a tax credit for minimum presumed income and other withholdings. With regards to Telecom Personal, in 2007, enough tax profit was generated to offset the entire accumulated loss carryforward; therefore, a tax liability was determined. This tax liability was offset by a tax credit for minimum presumed income and other withholdings. In fiscal year 2008, Telecom Personal generated tax profits which yielded a tax liability. This tax liability was offset against a tax credit for minimum presumed income and other withholdings. In the years under review, Núcleo reported a tax profit and this tax liability was increased by an overcharge resulting from a dividend distribution to its shareholders.

(ii)   Tax effect of applying the deferred tax method: In 2008, income yielded by Telecom Argentina was mainly generated as a result of the reduction in the deferred tax liability on fixed assets and its adjustment for inflation and increased credit on the deduction of bad debts and lawsuits and other contingencies (P$119 million). This income was partially offset by the use of net tax loss carryforward for P$34 million. In 2007, expenses related to deferred tax mainly arose from the reduction of the tax loss carryforwards of Telecom Argentina (P$364 million) and Telecom Personal (P$163 million), partially offset by the income generated by variations in the temporary differences (P$205 million in Telecom Argentina and P$76 million in Telecom Personal), including, among others, a reduction of the deferred tax liability on fixed assets and its adjustment for inflation, and the higher credit for the deduction of bad debts and lawsuits and other contingencies.

(iii)  Tax effect arising from the analysis of recoverability of deferred tax assets: As of December 31, 2008, the Telecom Group recorded a P$2 million reduction of the deferred tax asset allowance for Telecom Argentina. With respect to the recoverability of deferred tax loss carryforwards, the Telecom Group recognized, as of December 31, 2007, a P$130 million receivable for tax loss carryforwards, of which P$95 million expired in fiscal year 2007. For that reason, as of December 31, 2007, the related allowance amounted to P$95 million.

Net Income from Continuing Operations

For 2008, we recorded net income of approximately P$519 million. The Voice, Data and Internet reportable segment accounted for a loss of P$309 million while the Wireless reportable segment contributed a P$1,269 million gain to our consolidated net income in 2008.

Income from Discontinued Operations

In April 2007, Telecom Argentina sold its 99.99% shareholding in Publicom (the directory publishing company) to Yell Publicidad S.A. According to Argentine GAAP, net income from the operations of Publicom and from the sale of Publicom was accounted for under “discontinued operations,” which was included in a specific caption “Results from discontinued operations” in the consolidated statement of income for the year ended December 2007. The net income from discontinued operations for 2007 amounted to P$56 million, of which P$101 million corresponded to the sale of Publicom, P$1 million to Publicom’s net income prior to the date of sale and P$(46) million to Nortel’s noncontrolling interest.

Noncontrolling Interest

During 2008, we recorded a noncontrolling interest loss of P$447 million as compared to a loss of P$377 million in 2007. The increase is attributed to the difference in net income of Telecom Argentina for 2008 compared to 2007.

Net Income

For 2008, we recorded net income of approximately P$519 million mainly due to a gain resulting from holding companies.

(B)  Results of Operations by Reportable Segment

(B.1)  Voice, Data and Internet Reportable Segment

Results of operations for the Voice, Data and Internet reportable segment for 2009, 2008 and 2007 are comprised as follows:

	Year Ended December 31,			% of Change
	2009	2008	2007	2009-2008	2008-2007
	(P$ millions)			Increase/(Decrease)
Continuing operations
Net sales	4,157	3,653	3,302	14	11
Cost of services and general, administrative and selling expenses	(3,741)	(3,441)	(2,944)	9	17
Operating income	416	212	358	96	(41)
Financial result, net	(172)	(166)	(262)	4	(37)
Other expenses, net	(148)	(212)	(61)	(30)	248
Income tax	(271)	(143)	(60)	90	138
Net loss from continuing operations	(175)	(309)	(25)	(43)	1,136

Discontinued operations
Income from discontinued operations	—	—	102	—	(100)
Net (loss) income	(175)	(309)	77	(43)	N/A

Net Sales

During 2009, net sales from the Voice, Data and Internet reportable segment increased by 14% to P$4,157 million from P$3,653 million in 2008. During 2008, net sales increased by 11% to P$3,653 million from P$3,302 million in 2007. Regulated voice services are still affected by rate Pesification. The increase in each year was due to several factors, including an increase in the customer base, which increased the monthly consumption of the offered services. Particularly, in 2009, the Internet subscriber base grew by 15% compared to 2008, causing an increase of P$322 million in net sales of Internet services. Another contributing factor to increases in net sales in the Voice, Data and Internet reportable segment was an increase in revenue from sales of Data services and the increase in revenue from interconnection as a result of the general expansion in the wireless business.

Revenues from the Voice, Data and Internet reportable segment for 2009, 2008 and 2007 are comprised as follows:

	Year Ended December 31,			% of Change
	2009	2008	2007	2009-2008	2008-2007
	(P$ millions)			Increase/(Decrease)
Measured service charges	981	968	960	1	1
Monthly basic charges	842	799	746	5	7
Internet revenues	1,053	731	524	44	40
Interconnection revenues	448	400	373	12	7
International long-distance service	294	269	270	9	—
Public telephone service	70	86	117	(19)	(27)
Data transmission	268	205	172	31	19
Installation charges	15	19	18	(21)	6
Equipment sales(1)	43	41	18	5	128
Other national telephone services	143	135	104	6	30
Total Voice, Data and Internet	4,157	3,653	3,302	14	11

(1)          This line item is composed of voice, data and internet equipment in each year.

The chart below shows net sales for 2009, 2008 and 2007 and their breakdown by service type:

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

Revenues from measured service and monthly basic charges represented 44% of the total segment net sales for 2009 compared to 48% of the total segment net sales for 2008 and 52% of the total segment net sales for 2007. Revenues from traffic and monthly basic charges increased 3% to P$1,823 million in 2009 from P$1,767 million in 2008 and increased 4% in 2008 from P$1,706 million in 2007. Measured service charges increased 1% each year. Such increases are largely due to an increase in the number of lines in service. However, fixed telephony rates remained unchanged since 2002 as a result of the Pesification and freeze on rates imposed by the Argentine government.

Internet Revenues

Revenues from Internet subscription fees and Internet-related Value Added Services increased 44% to P$1,053 million in 2009 compared to P$731 million in 2008, and increased 40% in 2008 compared to P$524 million in 2007, mainly due to the increase in the ADSL customer base and to the increase in the average price of fixed charge services as a result of the completion of promotions granted to customers in the first months of subscription.

As of December 31, 2009, the number of ADSL subscribers reached approximately 1,223,000, compared to 1,042,000 as of December 31, 2008, increasing by 17%. During 2008, ADSL subscribers increased 33% from 783,000 as of December 31, 2007. Nonetheless, dial-up minutes have fallen in the last years due to the steady migration of customers to ADSL services.

Interconnection Revenues

During 2009, revenues from interconnection services, which primarily include access, termination and long-distance transport of calls, increased 12% to P$448 million from P$400 million in 2008 and increased 7% from P$373 million in 2007. The increase in each year was mainly due to the increase in wireless traffic transported and terminated on Telecom’s fixed line network.

International Long-Distance Service

Revenues from international long-distance service reflect payments made under bilateral agreements between Telecom and foreign telecommunications carriers covering inbound international long-distance calls and revenues from outbound phone calls made by our customers.

During 2009, international long-distance service revenues increased 9% to P$294 million from P$269 million in 2008. The increase was the result of an increase in incoming traffic and lower discounts to customers, partially offset by lower traffic of outgoing calls. During 2008, international long-distance service revenues slightly decreased mainly due to a decrease in prices, partially offset by higher incoming and outgoing traffic.

Public Telephone Service

Revenues from public telephone service decreased by 19% to P$70 million in 2009 from P$86 million in 2008. Revenues from public telephone service decreased by 27% to P$86 million in 2008 from P$117 million in 2007. The decrease in each year was mainly due to reduced traffic on public telephones and decreased use of telecommunication centers as a result of expanded cellular usage.

Data Transmission

Revenues from data transmission services increased 31% to P$268 million in 2009 from P$205 million in 2008. The change was mainly due to an increase in various data transmission services, including an increase in virtual private network services, private data network services replacing the point-to-point service, and growth in data center services. The majority of our revenues from data transmission services are denominated in U.S. dollars and, consequently, in 2009, were affected by the fluctuations in the exchange rate between the peso and the U.S. dollar resulting in an increase in data transmission revenues. During 2008, revenues from data transmission services increased 19% to P$205 million from P$172 million in 2007. The change was mainly due to an increase in various data transmission services, including an increase in private virtual network services, leases of circuits, volumes of traffic for dedicated lines, and growth in data center services.

Installation Charges

During 2009, installation charges from new customers decreased by 21% to P$15 million from P$19 million in 2008 due to a smaller number of new connected lines during 2009 as compared to 2008. During 2008, installation charges from new customers increased by 6% to P$19 million from P$18 million in 2007 due to an increase in the amount of new connected lines during 2008.

Equipment Sales

During 2009, revenues from equipment sales increased by 5%, to P$43 million in 2009 from P$41 million in 2008. The increase in 2009 was mainly due to higher sales of “Aladino” telephone sets, which permit SMS services or video calls on fixed lines depending on the model, and higher sales of modems as a result of the expansion of our Internet services, partially offset by decrease in sales of data equipment. Revenues from equipment sales increased by 128% to P$41 million in 2008 from P$18 million in 2007. The increase in 2008 was mainly due to higher sales of “Aladino” telephone sets, modems and data equipment.

Other National Telephone Services

Revenues from other national telephone services are derived mainly from dedicated lines, access charges and miscellaneous customer charges. During 2009, revenues from other national telephone services increased 6% to P$143 million from P$135 million in 2008 and increased 30% from P$104 million in 2007. The increase in each year was mainly due to higher revenues related to billing and collection services charged to other operators.

Cost of Services and General, Administrative and Selling Expenses

During 2009, total cost of services and general, administrative and selling expenses for the Voice, Data and Internet reportable segment increased 9% to P$3,741 million compared to P$3,441 million in 2008 and increased 17% in 2008 compared to P$2,944 million in 2007. The increase in each year was mainly due to increases in salaries and social security charges, taxes, maintenance, materials and supplies costs, interconnection costs, leases of lines and circuits and fees for services. Nonetheless, depreciation decreased P$159 million (a decrease of 19%) in 2009 and decreased P$6 million (a decrease of 1%) in 2008.

Detailed below are the major components of Telecom’s cost of services and general, administrative and selling expenses for the years ended December 31, 2009, 2008 and 2007 related to the Voice, Data and Internet reportable segment:

	Year Ended December 31,			% of Change
	2009	2008	2007	2009-2008	2008-2007
	(P$ millions)			Increase/(Decrease)
Salaries and social security	1,151	931	744	24	25
Taxes	266	230	204	16	13
Maintenance, materials and supplies	408	371	303	10	22
Bad debt expense	33	10	12	230	(17)
Interconnection costs	180	156	151	15	3
Costs of international outbound calls	152	145	138	5	5
Fees for services	214	181	140	18	29
Advertising	118	137	89	(14)	54
Commissions for the distribution of prepaid cards and Other commissions	105	94	75	12	25
Cost of sales of equipment	46	40	22	15	82
Others	405	324	238	25	36
Subtotal before depreciation and amortization	3,078	2,619	2,116	18	24
Depreciation of fixed assets and amortization of intangible assets	663	822	828	(19)	(1)
Total Voice, Data and Internet	3,741	3,441	2,944	9	17

The main operating costs and the changes in costs between 2009, 2008 and 2007 are illustrated below:

(1)          Includes bad debt expense, commissions for the distribution of prepaid cards and other commissions, cost of sales of equipment and other operating expenses.

Salaries and Social Security

During 2009, salaries and social security charges were approximately P$1,151 million, representing a 24% increase from 2008. During 2008, salaries and social security charges were approximately P$931 million, representing a 25% increase from 2007. These increases were primarily due to salary increases, particularly for unionized personnel of Telecom Argentina (approximately 73% of its personnel) reflecting an adjustment in collective bargaining agreements, partially offset by a decrease in the number of employees in this reportable segment.

Taxes

Expenses related to taxes increased 16% to P$266 million in 2009 from P$230 million in 2008, and increased 13% in 2008 from P$204 million in 2007, mainly due to charges of turnover tax (a P$22 million increase from 2008 to 2009 and a P$7 million increase from 2007 to 2008) and other taxes that are calculated on the basis of revenues (a P$4 million increase from 2008 to 2009 and no significant variation from 2007 to 2008), as a result of the increase in total net sales during the years. Additionally, in 2009 there was an increase of P$6 million in the tax on deposits to and withdrawals from bank accounts, as a result of increased financial transactions, collection of dividends and payment of income tax.

Maintenance, Materials and Supplies

During 2009, maintenance, materials and supplies expenses increased 10% to P$408 million from P$371 million in 2008. The expense for maintenance, materials and supplies increased 22% to P$371 million in 2008 from P$303 million in 2007. The increase in each year was primarily due to higher maintenance costs for network equipment, buildings and utility vehicles and the increase in the prices of certain supplies due to the effects of inflation.

Bad Debt Expense

In 2009, bad debt expense amounted to P$33 million, an increase of 230% as compared to 2008, though it represents only 1% of the Voice, Data and Internet reportable segment net sales. The increase was mainly due to a reduction in the collection of receivables caused by the economic slowdown. In 2008, bad debt expense decreased 17% to P$10 million from P$12 million in 2007.

Interconnection Costs

In 2009 interconnection costs amounted to P$180 million, an increase of 15% as compared to 2008. The increase was mainly due to higher traffic volume resulting from Telecom Argentina’s network and price increases as a result of inflation. In 2008 interconnection costs increased slightly by 3% to P$156 million from P$151 million in 2007.

Costs of International outbound calls

Costs of international outbound calls reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by our customers. During 2009, Telecom recorded P$152 million in costs of international outbound calls compared with P$145 million recorded in 2008 and P$138 million recorded in 2007. The increase in 2009 is largely due to cost increases as a consequence of the devaluation of the peso against other foreign currencies, partially offset by lower traffic of outgoing calls. The increase in 2008 was mainly due to the increase in international call traffic originating in our network and requiring fees to transport calls across international lines.

Fees for Services

Fees for services totaled P$214 million for 2009, P$181 million for 2008 and P$140 million for 2007. The increase in each year was mainly due to the renegotiation of most of the contracts as a result of the effects of inflation, and higher costs of services, especially those related to call centers (a P$14 million increase from 2008 to 2009), as a result of an increase in the commercial activity, cleaning and security fees (a P$7 million increase from 2008 to 2009) and technical fees (a P$5 million increase from 2008 to 2009).

Advertising

During 2009, Telecom recorded P$118 million in costs of advertising compared with P$137 million recorded in 2008 and P$89 million in 2007. Telecom Argentina continued its advertising campaigns as a result of competition in the Internet services market.  Advertising costs in 2008 reflect advertising costs incurred by Telecom in connection with its sponsorship of the 2008 Beijing Games.

Commissions for the Distribution of Prepaid Cards and Other Commissions

During 2009, Telecom recorded P$105 million in costs relating to commissions for the distribution of prepaid cards and other commissions, compared with P$94 million in 2008 and P$75 million in 2007. The increase in 2009 was mainly due to higher commissions for collections as a result of increased sales and higher unit cost for collection services. The increase in 2008 was mainly due to an increase in commissions for collections as a result of increased sales, partially offset by lower sales of prepaid cards.

Cost of Sales of Equipment

During 2009, 2008 and 2007, Telecom recorded P$46 million, P$40 million and P$22 million in cost of sales of equipment. The increase in costs incurred in each year was primarily attributable to increased sales of “Aladino” telephone sets and modems, as a result of the growth in the Internet business, partially offset by a decrease in sales of data equipment.

Other Operating Expenses

Other operating expenses include accrued expenses such as transportation costs, insurance, energy and rentals. During 2009, Telecom’s other operating expenses amounted to P$405 million compared to P$324 million in 2008 and P$238 million in 2007. The increase in 2009 was primarily due to the increase in prices of fuel and electricity used to provide Telecom Argentina’s services. The increase in 2008 was related to increased revenues and higher prices due to the effects of inflation.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation expenses were P$663 million in 2009, P$822 million in 2008 and P$828 million in 2007. The decrease was mainly due to the end of the amortization period for certain assets, partially offset by depreciation of assets acquired in each year. Particularly, in 2009, there was a change in the useful lives of certain of Telecom Argentina’s technical assets (see Note 12 to our Consolidated Financial Statements).

Operating Income

In 2009, the operating income from the Voice, Data and Internet reportable segment increased 96% to P$416 million from P$212 million in 2008, which represents 10% and 6% of net sales for this reportable segment in 2009 and 2008, respectively. The increase was mainly due to the fact that the annual increase in net sales exceeded the annual increase in operating costs, which reflected a decrease of 19% in the segment’s depreciation and amortization in 2009. In 2007, the Voice, Data and Internet reportable segment generated operating income of P$358 million, which represented 11% of net sales for the reportable segment for that year.

The following table shows the operating income from the Voice, Data and Internet reportable segment in 2009, 2008 and 2007 and its percentage of net sales in each year.

	Year Ended December 31,
	2009	2008	2007	2009-2008	2008-2007
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization	1,079	1,034	1,186	4%	(13%)
As % of net sales	26%	28%	36%
Depreciation and amortization	(663)	(822)	(828)	(19%)	(1%)
As % of net sales	(16%)	(23%)	(25%)
Operating income	416	212	358	96%	(41%)
As % of net sales	10%	6%	11%

Our operating income before depreciation and amortization from the Voice, Data and Internet reportable segment was P$1,079 million, P$1,034 million and P$1,186 million, representing 26% of net sales in 2009, 28% of net sales in 2008 and 36% of net sales in 2007, respectively.

Financial Results, Net

During 2009, Telecom recorded a net financial loss of approximately P$172 million compared to a net financial loss of approximately P$166 million in 2008, representing a 4% increase as compared to the previous year.

In 2009, the devaluation of the peso against the U.S. dollar was 10% and 14% against the euro. This situation generated a net foreign currency exchange loss in 2009 of $199 million (including the effect of derivative financial instruments entered into to hedge foreign exchange exposure) which represents an increase of P$92 million compared to the net foreign currency exchange loss of P$107 million reported in 2008. In addition, interest from current investments increased by P$24 million, interest on financial debt decreased P$41 million and charges for the present value effect of loans were P$44 million lower as compared to 2008.

During 2008, Telecom recorded a net financial loss of approximately P$166 million compared to a net financial loss of approximately P$262 million in 2007, reflecting a 37% reduction as compared to 2007. The difference was mainly due to lower net financial interest of P$86 million, partially offset by an increase of P$12 million in the net foreign currency exchange loss compared to 2007.

Other expenses, Net

Other expenses, net mainly includes severance payments and provisions for lawsuits and other contingencies.

In 2009, other expenses, net decreased by P$64 million to P$148 million as compared to 2008. This reduction is mainly due to severance payments decreasing by P$70 million, partially offset by a P$12 million increase in lawsuits and other contingencies.

For 2008, other expenses, net increased by P$151 million to P$212 million as compared to 2007. Other expenses, net in 2008 mainly consisted of higher provisions for lawsuits and other contingencies and severance payments and termination benefits, as a result of an increase in the number of employees retired or dismissed, partially offset by a decrease in the average retirement and severance cost per employee.

Income Tax

As previously mentioned, the income tax charge includes three effects (See —Years ended December 31, 2009, 2008 and 2007—Income Tax):

During 2009, the Voice, Data and Internet reportable segment recorded an income tax expense of P$271 million compared to P$143 million in 2008. The income tax expense in 2009 was mainly attributable to the provision for current income tax (amounting to P$301 million), partially offset by income generated by a deferred tax on temporary differences arising out of the asset and liability valuations according to fiscal vs. accounting criteria (amounting to P$30 million). No changes were recorded in the allowance for net deferred tax assets.

During 2008, the Voice, Data and Internet reportable segment recorded an income tax expense of P$143 million compared to P$60 million in 2007. The income tax expense in 2008 was mainly attributable to the provision for current income tax (amounting to P$238 million), partially offset by income generated by a deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal vs. accounting criteria (amounting to P$93 million) and a reduction in the allowance for net deferred tax assets (amounting to P$2 million).

During 2007, Telecom recorded an income tax expense of P$60 million in this segment compared to an income tax benefit of P$33 million in 2006. The income tax expense in 2007 was mainly attributable to a reduction of Telecom Argentina’s tax loss carryforwards (which were reduced by P$364 million), partially offset by income generated by other temporary differences (amounting to P$205 million) including, among others, a reduction of the deferred tax liability on fixed assets and its adjustment for inflation, and an increase in the allowance for doubtful accounts, provisions for lawsuits and other contingencies. As of December 31, 2007, a valuation allowance for deferred tax assets of P$95 million was recorded in Telecom Argentina.

Net Loss from continuing operations

For 2009, the Voice, Data and Internet reportable segment recorded a net loss of approximately P$175 million in comparison with a net loss of approximately P$309 million in 2008. The decreased net loss in 2009 was mainly due to higher operating income and lower other expenses, net, partially offset by higher income tax expense, as discussed above.

For 2008, the Voice, Data and Internet reportable segment recorded a net loss of approximately P$309 million in comparison with a net loss of approximately P$25 million in 2007. The higher net loss in 2008 was mainly due to lower operating income, higher other expenses, net and higher income tax expense, partially offset by lower financial loss, net as discussed above.

Income from Discontinued Operations

In April 2007, Telecom Argentina sold its 99.99% shareholding in Publicom (the directory publishing company) to Yell Publicidad S.A. According to Argentine GAAP, net income from the operations of Publicom and from the sale of Publicom was accounted for under “discontinued operations,” which was included in a specific caption “Results from discontinued operations” in the consolidated statements of income for the year ended December 2007. The net income from discontinued operations for 2007 amounted to P$102 million, of which P$101 million corresponded to the sale of Publicom, and P$1 million to Publicom’s net income prior to the date of sale.

Net (Loss) Income

For 2009 and 2008, the Voice, Data and Internet reportable segment recorded a net loss of approximately P$175 million and P$309 million, respectively. Since there were no results from discontinued operations for these years, see “—Net Loss from continuing operations” for an explanation of net losses for 2009 and 2008.

For 2007, the Voice, Data and Internet reportable segment recorded a net income of approximately P$77 million mainly due to the net income of P$102 million reflecting discontinued operations of Publicom, partially offset by a P$25 million loss from continuing operations.

(B.2)  Wireless Reportable Segment

Results of operations from the Wireless reportable segment for 2009, 2008 and 2007 are comprised as follows:

	Year Ended December 31,			% of Change
	2009	2008	2007	2009-2008	2008-2007
	(P$ millions)			Increase/(Decrease)
Net sales	8,069	6,955	5,772	16	21
Cost of services and general, administrative and selling expenses	(5,723)	(5,126)	(4,494)	12	14
Operating income	2,346	1,829	1,278	28	43
Financial results, net	(159)	(100)	(179)	59	(44)
Other, net (1)	(83)	(68)	(60)	22	13
Income tax	(526)	(392)	(232)	34	69
Net income	1,578	1,269	807	24	57

(1)  Other, net includes gain on equity investees, other expenses, net and noncontrolling interest.

Net Sales

The Telecom Group provides wireless telephone service throughout Argentina and Paraguay through Telecom Personal and Núcleo, respectively. Net sales from Argentina and Paraguay were approximately 95% and 5%, respectively, of total segment net sales in 2009, 94% and 6%, respectively, in 2008 and 92% and 8%, respectively, in 2007.

	Year Ended December 31,			% of Change
	2009	2008	2007	2009-2008	2008-2007
	(P$ millions)			Increase/(Decrease)
Argentina
Service revenues (1)	6,832	5,853	4,756	17	23
Handset sales	796	712	583	12	22
Total net sales in Argentina	7,628	6,565	5,339	16	23
Average number of subscribers during the year (thousands)	13,563	11,513	9,718	18	19
Paraguay
Service revenues	435	382	426	14	(10)
Handset sales	6	8	7	(25)	14
Total net sales in Paraguay	441	390	433	13	(10)

(1) Certain components of service revenues are not included in the ARPU calculation.

An important operational measure used in the Wireless reportable segment is ARPU, which Telecom calculates by dividing adjusted total service revenue (excluding outcollect wholesale roaming, cell site rental and activation fee revenue and including intercompany wireless sales) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with Argentine GAAP and its measure of ARPU may not be calculated in the same manner as similarly-titled measures used by other companies. In particular, certain components of service revenues are excluded from Telecom Personal’s ARPU calculations presented in this Annual Report. Telecom’s management believes that this measure is helpful in assessing the development of the subscriber base in the Wireless reportable segment. The following table shows the reconciliation of total service revenues in Argentina to such revenues included in the ARPU calculations:

	Year Ended December 31,
	2009	2008	2007
	(P$ millions)
Total service revenues in Argentina	6,832	5,853	4,756
Components of service revenues not included in the ARPU calculation:
Outcollect wholesale roaming	(216)	(229)	(207)
Cell sites rental	(14)	(8)	(7)
Activation fees	(31)	(35)	(32)
Intercompany wireless sales	38	25	13
Adjusted total service revenues in Argentina included in the ARPU calculation	6,609	5,606	4,523

Net Sales in Argentina

During 2009, Telecom Personal’s net sales in Argentina increased 16% to P$7,628 million from P$6,565 million in 2008, mainly due to increases in the number of subscribers. ARPU in Argentina during 2009 and 2008 remained stable at about P$41 per customer per month and was approximately P$39 per customer per month in 2007.

The total number of Telecom Personal’s subscribers in Argentina was approximately 14,475,000 as of December 31, 2009, representing an increase of approximately 1,911,000 or 15% as compared to 2008. The increase was fueled by increased penetration in the cellular services market in Argentina. As of December 31, 2009, the subscriber base in Argentina amounted to approximately 10,051,000 prepaid subscribers, or 69% of the total subscriber base, approximately 1,715,000 post-paid subscribers, or 12% of the total subscriber base and approximately 2,709,000 “cuentas claras” plan subscribers, or 19% of the total subscriber base. Total wireless traffic increased 16% during 2009 as compared to 2008.

During 2008, Telecom Personal’s net sales in Argentina increased 23% to P$6,565 million from P$5,339 million in 2007, mainly due to increases in the number of subscribers.

The total number of Telecom Personal’s subscribers in Argentina was approximately 12,564,000 as of December 31, 2008, representing an increase of approximately 1,898,000, or 18%, as compared to 2007. As of December 31, 2008, the subscriber base in Argentina amounted to approximately 8,303,000 prepaid subscribers (66% of the total subscriber base), 1,454,000 post-paid subscribers (12% of the total subscriber base) and 2,807,000 “cuentas claras” plan subscribers (22% of the total subscriber base). Total wireless traffic increased 17% during 2008 as compared to 2007.

Net Sales in Paraguay

Núcleo, which provides wireless telephone services in Paraguay, generated P$441 million in net sales during 2009, a 13% increase from P$390 million in 2008. This increase was mainly due to the 15% appreciation of the guaraní (the legal currency in Paraguay) as compared to the Argentine peso, partially offset by the decrease in prepaid services as a result of the impact of the international economic crisis on the Paraguayan economy and the effect of strong competition among operators.  Núcleo had approximately 1,794,000 wireless subscribers as of December 31, 2009 which represented a decrease of approximately 17,000 customers, or 1%, as compared to the level at December 31, 2008. As of December 31, 2009, Núcleo had approximately 1,605,000 prepaid subscribers, representing 89% of Núcleo’s total wireless subscriber base.

During 2008, Núcleo generated P$390 million in net sales, a 10% decrease from the P$433 million in 2007. The decrease in revenues was mainly due to lower traffic volumes and the effect of the international crisis which affected the exchange rates, especially in the second half of 2008.  Núcleo had approximately 1,811,000 wireless subscribers, which represented an increase of approximately 200,000 customers, or 12%, as compared to the level at December 31, 2007. As of December 31, 2008, Núcleo had approximately 1,647,000 prepaid subscribers, representing 91% of Núcleo’s total wireless subscriber base.

General

During 2009, total net sales from the Wireless reportable segment, consisting of service revenues and handset sales, increased 16% to P$8,069 million from P$6,955 million in 2008. During 2008, total net sales increased 21% to P$6,955 million from P$5,772 million in 2007.

Revenues from the Wireless reportable segment for 2009, 2008 and 2007 are comprised as follows:

	Year Ended December 31,			% of Change
	2009	2008	2007	2009-2008	2008-2007
	(P$ millions)			Increase
Prepaid services	1,245	1,089	986	14	10
Monthly basic charges and airtime usage charges	1,709	1,457	1,244	17	17
Calling Party Pays, TLRD and Roaming services	1,694	1,723	1,514	(2)	14
Value added services	2,470	1,831	1,326	35	38
Other service sales	149	135	112	10	21
Subtotal Service Revenues	7,267	6,235	5,182	17	20
Handset sales	802	720	590	11	22
Total Wireless	8,069	6,955	5,772	16	21

Service Revenues

Service revenues in the Wireless reportable segment consist of recurring monthly basic charges, airtime usage charges, prepaid services, roaming charges billed to our customers for their use of our and other carriers’ networks, roaming charges billed to other wireless service providers whose customers use our network, TLRD and CPP charges and charges for Value Added Services.

As a result of the growth in the customer base in Argentina, generally all types of service revenues have grown considerably during the years presented. Revenues from post-paid services (including monthly basic charges and air time usage charges), prepaid services and Value Added Services grew by 24% in 2009 as compared to 2008 (an increase of 24% in Argentina and 22% in Paraguay).

Service revenues were approximately 90% of total reportable segment net sales in each year of the period reported.

Prepaid Services

Prepaid services sales increased 14% to P$1,245 million in 2009 from P$1,089 million in 2008. The variation was primarily due to a 17% increase in the number of prepaid subscribers to approximately 11,656,000 as of December 31, 2009.

Prepaid services sales increased 10% to P$1,089 million in 2008 from P$986 million in 2007. The variation was primarily due to an increase in the number of subscribers to approximately 9,950,000 as of December 31, 2008, which represents an increase of approximately 1,432,000 customers or 17% as compared to December 31, 2007.

Monthly Basic Charges and Airtime Usage Charges

During 2009, monthly basic charges and airtime usage charges increased 17% to P$1,709 million from P$1,457 million in 2008. Monthly basic charges and airtime usage charges increased 17% in 2008 from P$1,244 million in 2007. The increase in each year was mainly due to an increase in the subscriber base and an increase in the volume of total traffic.

Calling Party Pays, TLRD and Roaming Services

During 2009, Calling Party Pays, TLRD and roaming services revenue was P$1,694 million, representing a 2% decrease from P$1,723 million in 2008. The decrease was primarily due to a smaller traffic volume in Paraguay and the effect of converting guaraníes into Argentine pesos, partially offset by a slight increase in the volume of traffic in Argentina. Calling Party Pays, TLRD and roaming services revenue increased 14% in 2008 from P$1,514 million in 2007.

Value Added Services

Value Added Services which include Short Message Service (SMS), Multimedia Messaging System (MMS) and General Packet Radio Service (GPRS), among others, increased 35% to P$2,470 million in 2009 from P$1,831  million in 2008, and increased 38% in 2008 from P$1,326 million in 2007. The increase in each year was largely due to Telecom Personal’s efforts to create Value Added Services which featured technological innovation.

Other Service Sales

During 2009, other service sales was P$149 million, representing an increase of 10% from P$135 million in 2008. During 2008, other service sales increased 21% from P$112 million in 2007.

Handset sales

Handset sales consist primarily of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues associated with the sale of wireless handsets and related expenses are recognized when the products are delivered and accepted by the customers, agents and other third party distributors. In an effort to attract new customers and to maintain existing customers (by upgrading their handsets), Telecom Personal, like its competitors, may offer handsets at below cost to customers, agents and other third party distributors.

This discount as a percentage of handset costs decreased in the period between 2007 and 2008 and increased slightly between 2008 and 2009. It was approximately P$289 million or 27% of total cost of handsets in 2009, P$268 million or 27% of total cost of handsets in 2008 and P$285 million or 33% of total cost of handsets in 2007, respectively.

During 2009, handset sales increased to P$802 million from P$720 million in 2008, while they increased to P$720 million in 2008 from P$590 million in 2007. The 11% increase in 2009 was primarily due to a higher selling price of handsets sold. The increase in 2008 was mainly due to the expansion of the subscriber base. Additionally, as a result of technological advances and our provision of state-of-the-art services, more customers upgraded their mobile handsets.

Cost of Services and General, Administrative and Selling Expenses

Total cost of services and general, administrative and selling expenses in the Wireless reportable segment increased 12% to P$5,723 million in 2009 from P$5,126 million in 2008. During 2008, these costs increased 14% from P$4,494 million in 2007. In line with our increases in revenue, during 2009, all items in the cost structure of the wireless segment experienced material increases, except for advertising and costs of roaming and TLRD. This trend reflects increases in the cost of acquiring and retaining customers, taxes, commissions directly associated with sales and expansions of the customer service staff.

Detailed below are the major components of the cost of services and general, administrative and selling expenses for the years ended December 31, 2009, 2008 and 2007 in the Wireless reportable segment:

	Year Ended December 31,			% of Change
	2009	2008	2007	2009-2008	2008-2007
	(P$ millions)			Increase/(Decrease)
Salaries and social security	353	286	216	23	32
Taxes	733	602	464	22	30
Maintenance, materials and supplies	189	157	133	20	18
Bad debt expense	98	57	59	72	(3)
Fees for services	286	219	167	31	31
Advertising	242	251	217	(4)	16
Cost of wireless handsets	1,091	988	875	10	13
Agent’s commissions and commissions for the distribution of prepaid cards	828	726	675	14	8
Other commissions	135	108	84	25	29
TLRD and roaming	898	941	760	(5)	24
Other operating expenses	395	324	256	22	27
Subtotal costs before depreciation of fixed assets and amortization of intangible assets	5,248	4,659	3,906	13	19
Depreciation of fixed assets and amortization of intangible assets	475	467	588	2	(21)
Total wireless	5,723	5,126	4,494	12	14

Argentina
Costs before depreciation of fixed assets and amortization of intangible assets	4,962	4,404	3,647	13	(21)
Depreciation of fixed assets and amortization of intangible assets	381	375	510	2	(27)
Total costs in Argentina	5,343	4,779	4,157	12	15

Paraguay
Costs before depreciation of fixed assets and amortization of intangible assets	286	255	259	12	(2)
Depreciation of fixed assets and amortization of intangible assets	94	92	78	2	18
Total costs in Paraguay	380	347	337	10	3

(1) Includes maintenance, materials and supplies, bad debt expense, other commissions and other operating expenses.

Salaries and Social Security

During 2009, salaries and social security charges increased 23% to P$353 million from P$286 million in 2008. During 2008, salaries and social security charges increased 32% to P$286 million from P$216 million in 2007. The increase in each year was mainly due to the salary increases that Telecom implemented and the increase in the number of full time employees. The Wireless reportable segment had 4,221 employees as of December 31, 2009, 4,109 as of December 31, 2008, and 3,919 as of December 31, 2007, respectively.

Taxes

During 2009, taxes increased 22% to P$733 million from P$602 million in 2008. During 2008, taxes increased 30% to P$602 million from P$464 million in 2007. The increase in each year was attributable to the increase in total segment net sales.

Maintenance, Materials and Supplies

During 2009, maintenance, materials and supplies expenses increased 20% to P$189 million from P$157 million in 2008. During 2008, such costs increased 18% to P$157 million from P$133 million in 2007. The increase in each year was mainly due to an increase in maintenance costs of radio base systems related to the development of the GSM network and increased costs of building maintenance. Additionally, in 2008 the costs of maintenance of BlackBerry equipment increased as compared to 2007. The increase was also due to higher prices of certain supplies caused by the effects of inflation.

Fees for Services

During 2009, fees for services totaled P$286 million, representing an increase of 31% from P$219 million in 2008. During 2008, fees for services increased 31% from P$167 million in 2007.  The increase in each year was mainly due to an increase in the rates for the principal services received caused by the effects of inflation, higher service costs related to call centers (a P$43 million increase from 2008 to 2009) and higher software and hardware fees (a P$17 million increase from 2008 to 2009).

Advertising

During 2009, advertising expenses including media, promotional and institutional campaigns, amounted to P$242 million, representing a decrease of 4% from P$251 million in 2008. During 2008, these expenses increased 16% from P$217 million in 2007. This variation was mainly due to higher media advertising expenses as a result of efforts to retain and expand the wireless customer base.

Cost of Wireless Handsets

During 2009, the cost of wireless handsets sold increased to P$1,091 million from P$988 million in 2008. In 2008 the cost of wireless handsets sold increased to P$988 million from P$875 million in 2007. The increase in both years was mainly due to an expansion of the subscriber base and increased customer upgrade of mobile phone sets as a result of technological advances and new service offerings. That effect was partially offset by lower subsidies offered to agents and other third party distributors.

Agent’s Commissions and Commissions for the Distribution of Prepaid Cards

During 2009, agent’s commissions and commissions for the distribution of prepaid cards increased to P$828 million from P$726 million in 2008, representing an increase of 14%. During 2008, agent’s commissions and commissions for the distribution of prepaid cards increased to P$726 million from P$675 million in 2007, representing an increase of 8%. The increase in agent’s commissions and commissions for the distribution of prepaid cards in each year was mainly due to the increase in the prepaid subscriber base.

Other Commissions

During 2009, other commissions, such as the commission paid for the invoice and collection process, increased 25% to P$135 million from P$108 million in 2008. During 2008, other commissions increased 29% to P$108 million from P$84 million in 2007. The increases were mainly due to the increase in the subscriber base.

TLRD and roaming

During 2009, costs of TLRD and roaming decreased 5% to P$898 million from P$941 million in 2008. The decrease was primarily due to a decrease in wireless traffic on other wireless operators’ networks. During 2008, costs of TLRD and roaming increased 24% to P$941 million from P$760 million in 2007. The increase was due to an increase in wireless traffic among wireless operators as a consequence of a strong growth in the total customer base and to an increase in the volume of total traffic.

Other Operating Expenses

Other operating expenses increased 22% to approximately P$395 million in 2009 from P$324 million in 2008. Other operating expenses increased 27% to approximately P$324 million in 2008 from P$256 million in 2007. The increase was largely due to the increase in costs associated with the provision of value added services to Telecom Personal customers, increased use of the public network, cost increases in transport and freight and higher costs of site leases.

Depreciation of Fixed Assets and Amortization of Intangible Assets

During 2009 depreciation of fixed assets and amortization of intangible assets increased 2% to P$475 million from P$467 million in 2008. The increase was the result of higher investment in fixed assets, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets and the change in the useful lives of certain technical assets (see Note 12 to our Consolidated Financial Statements). During 2008 depreciation of fixed assets and amortization of intangible assets decreased 21% to P$467 million from P$588 million in 2007. The decrease was mainly a consequence of the end of amortization period for certain assets (among others, the TDMA network equipment as a result of the migration to GSM technology).

Operating Income

In 2009, our operating income from the Wireless reportable segment was P$2,346 million, representing an increase of 28% from P$1,829 million in 2008. The increase was mainly due to growth in service revenues, partially offset by increases in costs, such as salaries and social security, taxes, maintenance, materials and supplies costs, fees for services, costs for subscriber acquisition and other operating expenses.

The following table shows the operating income from the Wireless reportable segment in 2009 and 2008, the percentage of net sales in each year and changes between years and by geographic area.

	Year Ended December 31,				Change by geographic area
	2009	2008	Total Change		Argentina	Paraguay
	(P$ millions / %)%			(P$ millions)
Operating income before SAC and SRC and depreciation of fixed assets and amortization of intangible assets (non-GAAP)(1)	3,914	3,308	18	606	587	19
As % of net sales	49%	48%
SAC and SRC (non-GAAP)(2)	(1,093)	(1,012)	8	(81)	(82)	1
As % of net sales	(14%)	(15%)
Operating income before depreciation of fixed assets and amortization of intangible assets	2,821	2,296	23	525	505	20
As % of net sales	35%	33%
Depreciation of fixed assets and amortization of intangible assets	(475)	(467)	2	(8)	(6)	(2)
As % of net sales	(6%)	(7%)
Operating income	2,346	1,829	28	517	499	18
As % of net sales	29%	26%

(1)         Operating income before SAC and SRC and depreciation of fixed assets and amortization of intangible assets is not a measure calculated in accordance with Argentine GAAP or US GAAP and, therefore, should not be considered as an alternative to operating income or any other measure of performance under Argentine GAAP or US GAAP. This measure may not be calculated in the same manner as similarly-titled measures used by other companies. In addition to the GAAP measure operating income, management uses this non-GAAP measure to assess operating results. Operating income before SAC and SRC and depreciation and amortization provides information about the operational performance excluding the effect of significant “one time” commercial costs (Subscriber Acquisition Costs, or “SAC”), the effect of Subscriber Retention Costs, or “SRC” and the effect of non-cash depreciation and amortization charges (i.e. amortization and depreciation of fixed and intangible assets). Management believes that this measure is especially relevant in assessing segment performance during periods of significant subscriber growth or in a highly competitive market, as is currently the case in Argentina, and as such, provides investors with meaningful information concerning development of the wireless business. See Note 13 to our Consolidated Financial Statements for more information regarding segment performance. This measure is reconciled to the GAAP measure operating income by adding back depreciation and amortization charges and wireless SAC and SRC charges, each as shown in the table above.

(2)         The components of wireless SAC and SRC that arise from the accounting records are as follows:

	Year Ended December 31,				Change by geographic area
	2009	2008	Total Change		Argentina	Paraguay
	(P$ millions)%			(P$ millions)
Handset net sales	802	720	11	82	84	(2)
Cost of handsets	(1,091)	(988)	10	(103)	(104)	1
Gross loss on handset sales	(289)	(268)	8	(21)	(20)	(1)
Advertising	(242)	(251)	(4)	9	8	1
Agents’ commissions	(562)	(493)	14	(69)	(70)	1
Total SAC and SRC	(1,093)	(1,012)	8	(81)	(82)	1

In 2009, the operating income before SAC and SRC and depreciation of fixed assets and amortization of intangible assets from the Wireless reportable segment was P$3,914 million representing an increase of 18% from P$3,308 million in 2008. It represents 49% of total segment net sales in 2009, and 48% of total segment net sales in 2008. The increase was mainly due to a 17% increase in service revenues, partially offset by a higher level of operating costs, including a 23% increase in salaries and social security costs, a 20% increase in maintenance, materials and supplies, a 22% increase in taxes and a 31% increase in fees for services.

The following table shows operating income from the Wireless reportable segment in 2008 and 2007, the percentage of net sales in each year and changes between years and by geographic area.

	Year Ended December 31,				Change by geographic area
	2008	2007	Total Change		Argentina	Paraguay
	(P$ millions / %)%			(P$ millions)
Operating income before SAC and SRC and depreciation of fixed assets and amortization of intangible assets (non-GAAP)(1)	3,308	2,825	17	483	533	(50)
As % of net sales	48%	49%
SAC and SRC (non-GAAP)(2)	(1,012)	(959)	6	(53)	(64)	11
As % of net sales	(15%)	(17%)
Operating income before depreciation of fixed assets and amortization of intangible assets	2,296	1,866	23	430	469	(39)
As % of net sales	33%	32%
Depreciation of fixed assets and amortization of intangible assets	(467)	(588)	(21)	121	135	(14)
As % of net sales	(7%)	(10%)
Operating income	1,829	1,278	43	551	604	(53)
As % of net sales	26%	22%

(1)         Operating income before SAC and SRC and depreciation of fixed assets and amortization of intangible assets is not a measure calculated in accordance with Argentine GAAP or US GAAP and, therefore, should not be considered as an alternative to operating income or any other measure of performance under Argentine GAAP or US GAAP. This measure may not be calculated in the same manner as similarly-titled measures used by other companies. In addition to the GAAP measure operating income, management uses this non-GAAP measure to assess operating results. Operating income before SAC and SRC and depreciation and amortization provides information about the operational performance excluding the effect of significant “one time” commercial costs (SAC), plus the effect of SRC and the effect of non-cash depreciation and amortization charges (i.e. amortization and depreciation of fixed and intangible assets). Management believes that this measure is especially relevant in assessing segment performance during periods of significant subscriber growth or in a highly competitive market, as is currently the case in Argentina, and as such provides investors with meaningful information concerning development of the wireless business. See Note 13 to our Consolidated Financial Statements for more information regarding segment performance. This measure is reconciled to the GAAP measure operating income by adding back depreciation and amortization charges and wireless SAC and SRC charges, each as shown in the table above.

(2)         The components of wireless SAC and SRC that arise from the accounting records are as follows:

	Year Ended December 31,				Change by geographic area
	2008	2007	Total Change		Argentina	Paraguay
	(P$ millions)%			(P$ millions)
Handset net sales	720	590	22	130	129	1
Cost of handsets	(988)	(875)	13	(113)	(111)	(2)
Gross loss on handset sales	(268)	(285)	(6)	17	18	(1)
Advertising	(251)	(217)	16	(34)	(29)	(5)
Agent’s commissions	(493)	(457)	8	(36)	(53)	17
Total SAC and SRC	(1,012)	(959)	6	(53)	(64)	11

In 2008, operating income before SAC and SRC and depreciation of fixed assets and amortization of intangible assets from the Wireless reportable segment was P$3,308 million representing an increase of 17% from P$2,825 million in 2007. It represents 48% of total segment net sales in 2008, and 49% of total segment net sales in 2007. The increase was mainly due to a 20% increase in service revenues, partially offset by a higher level of operating costs, including a 32% increase in salaries and social security costs, a 18% increase in maintenance, materials and supplies, a 30% increase in taxes, a 24% increase in cost of TLRD and roaming, a 31% increase in fees for services and a 27% increase in other operating expenses.

Financial Results, Net

During 2009, the Wireless reportable segment recorded a net financial loss of P$159 million compared to a net financial loss of P$100 million in 2008. The increase in net financial loss was mainly attributed to higher losses in the amount of P$52 million arising from net currency exchange differences and derivative financial instruments and to P$11 million of holding losses on inventories and other financial results, partially offset by an increase of P$8 million in interest income.

During 2008, the Wireless reportable segment recorded a net financial loss of P$100 million compared to a net financial loss of P$179 million in 2007. The decrease in net financial loss can be mainly attributed to P$61 million in lower holding losses on inventories and a P$31 million reduction in interest expense, partially offset by P$20 million higher losses in net currency exchange differences.

Other, Net

Main variations of Other, Net are related to Gain on equity investees and Other expenses, net.

Gain on equity investees

In 2009, Núcleo underwent a voluntary capital reduction which yielded a reimbursement of capital to its shareholders. As a result, Telecom recorded a P$13 million foreign currency translation adjustment realized as a result of the capital reimbursement by Núcleo.

Other Expenses, Net

Other expenses, net includes severance payments for termination benefits, provisions for lawsuits and other contingencies and income from sales of fixed assets. During 2009, other expenses, net increased by 45% to P$81 million from P$56 million in 2008. This increase was primarily a result of increased charges for lawsuits and other contingencies of P$10 million and increases in the allowance for obsolescence of materials and other assets totaling P$14 million.

During 2008, other expenses, net increased by 51% to P$56 million from P$37 million in 2007. The increase was mainly due to higher provisions for lawsuits and other contingencies in the amount of P$17 million and increases in the allowance for obsolescence of materials and other assets totaling P$7 million.

Income Tax

As previously mentioned, the income tax charge includes three effects (See “—Years ended December 31, 2009, 2008 and 2007—Income Tax”).

During 2009, the Wireless reportable segment recorded an income tax expense of P$526 million compared to P$392 million in 2008 and P$232 million in 2007. The income tax expense in 2009 was mainly attributable to a provision for current income tax amounting to P$517 million, a loss generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal vs. accounting criteria amounting to P$7 million and P$2 million increase in the allowance for net deferred tax assets.

In fiscal year 2008, tax profits generated in this reportable segment gave rise to tax liabilities. This tax liability was offset against a tax credit for minimum presumed income and other withholdings. With respect to the deferred tax, in 2008, a benefit was generated as a result of the reduction of the deferred tax liability on fixed assets and its adjustment for inflation, and the higher credit on the deduction of bad debts and lawsuits and other contingencies. The total deferred tax benefit in the Wireless reportable segment was P$5 million in 2008 as compared to P$88 million expense in 2007.

In 2007, Telecom Personal generated enough profit to offset the entire tax loss carryforwards accumulated at the beginning of the year, resulting in a tax liability which was offset against a tax credit for minimum presumed income and other withholdings. Additionally, Telecom Personal established a P$11 million valuation allowance during 2007 for certain deferred tax assets.

In 2007 and 2008, Núcleo reported a tax profit and the charge was increased by the overcharge originated from the payment of dividends to shareholders.

Net Income

During 2009, the Wireless reportable segment reported net income of P$1,578 million as compared to P$1,269 million during 2008 and to P$807 million during 2007. The increase in net income in each year was mainly due to higher operating income in the year offset by higher financial loss and income tax expense, as explained above.

Foreign Currency Fluctuations

Exchange Rate Exposure

We estimate, based on the composition of our balance sheet as of December 31, 2009, that each P$0.10 variation in the exchange rate against the U.S. dollar and proportional variations for the guaraní and Uruguayan peso against the Argentine peso, plus or minus, would result in a variation of approximately P$10 million of our consolidated financial indebtedness and approximately P$12 million of our consolidated financial investment. These analyses are based on the assumption that the Argentine peso fluctuated against all other currencies at the same time. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

US GAAP Reconciliation

The accounting principles applied in Argentina vary in certain significant respects from accounting principles applied in the United States.  Application of US GAAP would have affected the determination of amounts shown as net income for the years ended December 31, 2009, 2008 and 2007 and the amount of total equity as of December 31, 2009, 2008 and 2007.  For more details see Note 15 to our Consolidated Financial Statements.

As of and for the year ended December 31, 2009, the principal differences between Argentine GAAP and US GAAP are the following:

•                  the accounting for capitalization of foreign currency exchange differences;

•                  the presentation of noncontrolling interest within total equity and net income;

•                  other adjustments such as inventories, present-value accounting, fixed assets held for sale and the adjustment for foreign currency translation realized as a result of the reimbursement due to Núcleo’s voluntary capital reduction; and

•                  the tax effects on US GAAP adjustments described above, as applicable.

In addition, certain other disclosures required under US GAAP have been included in the US GAAP reconciliation. See Note 15 to our Consolidated Financial Statements.

Net income under Argentine GAAP for the years ended December 31, 2009 and 2008 was P$758 million and P$519 million, respectively, as compared to net income of P$1,113 million and P$998 million, respectively, under US GAAP. Total shareholders’ equity under Argentine GAAP as of December 31, 2009 was P$2,953 million, as compared to total equity of P$4,296 million under US GAAP.

Additionally, net income under Argentine GAAP for the years ended December 31, 2008 and 2007 was P$519 million and P$478 million, respectively, as compared to net income of P$998 million and P$1,055 million, respectively, under US GAAP. Total shareholders’ equity under Argentine GAAP as of December 31, 2008 was P$2,189 million as compared to total equity of P$3,163 million under US GAAP.

Recently Issued US GAAP Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update 2009-13 (ASU 2009-13). The objective of this update is to address amendments to the accounting for multiple-deliverable arrangements. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Telecom is currently analyzing the impact that the adoption of the ASU will have on its financial position and its results of operations.

In January 2010, the FASB issued Accounting Standards Update 2010-06 (ASU 2010-06), which modifies ASC 820-10 requiring new disclosures for assets and liabilities that are measured at fair value. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain disclosures in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Telecom is currently analyzing the impact that the adoption of the ASU will have on the Telecom’s financial position and its results of operations.

Liquidity and Capital Resources

Sources and Uses of Funds

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom Argentina on the Class A and Class B Shares owned by Nortel and Nortel has used such cash dividends to satisfy Nortel’s payment obligations for the next calendar year.  No dividends were declared by Telecom Argentina, and consequently Nortel, during years 2001 to 2008. In addition to not being able to make dividend payments, Nortel was also unable to pay the required amortization on its Series A Preferred Shares for the years specified. Accordingly, the amount of the accrued and unpaid amortization and dividends on the Series A Preferred Shares will continue to accrue until Nortel has the cash required to make the payment.  As of December 31, 2009, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was approximately P$1,156 including the effects of CER.

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

Historically, Telecom’s sources of liquidity have been cash flows from operations and short and long-term borrowings. However, Telecom’s limited financing alternatives were curtailed after December 2001 when the Argentine government defaulted on most of its financial obligations. In addition to Argentina’s debt crisis, beginning in late 2001, Telecom’s ability to access the capital and bank loan markets was effectively eliminated as a result of the economic recession and political instability in Argentina and the Argentine government’s imposition of transfer restrictions on payments of foreign financial obligations.

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

As discussed below under “—Telecom’s Debt Obligations and Debt Service Requirements,” Telecom Argentina completed its debt restructuring in August 2005, while Telecom Personal completed its debt restructuring in November 2004. Subsequently, Telecom Personal refinanced its financial indebtedness in December 2005 in order to secure more favorable terms.  Since completing its debt restructuring, Telecom has significantly reduced its consolidated financial indebtedness by applying cash generated from operations to make mandatory and voluntary principal prepayments on its outstanding indebtedness.  On October 15, 2009 Telecom Argentina fully paid its remaining financial debt issued in connection with the 2005 restructuring.

Telecom Argentina expects that the principal source of its liquidity in the near term will be cash flows from its operations and the dividends that Telecom Personal may pay to it.  Telecom Argentina’s principal uses of cash flows are expected to be for capital expenditures and dividend payments.  Telecom Argentina expects working capital and funds generated from operations to be sufficient for its present requirements.  For information on the dividend paid by Telecom Personal and Telecom Argentina during 2010 see “Item 4—Information on the Company—Introduction—Recent Developments.”

Telecom Argentina, on the other hand, expects that the principal source of Telecom Personal’s liquidity in the near term will be cash flows from Telecom Personal’s operations.  Telecom Personal’s principal uses of cash flows are expected to be for debt service requirements, capital expenditures and dividend payments to Telecom Argentina.

As of December 31, 2009, Nortel’s consolidated figures showed approximately P$1,273 million in cash and cash equivalents. As of December 31, 2008 and 2007, cash and cash equivalents amounted to P$902 million and P$458 million, respectively.

During 2009, Nortel’s consolidated net cash flow from operating activities was approximately P$3,280 million, our consolidated net cash flow used in investing activities was approximately P$1,223 million and our consolidated net cash flow used in financial activities was approximately P$1,686 million. During 2008, Nortel’s consolidated net cash flow from operating activities was approximately P$3,314 million, our consolidated net cash flow used for investing activities was approximately P$1,312 million and our consolidated net cash flow used in financial activities was approximately P$1,558 million. During 2007, Nortel’s consolidated net cash flow provided by operating activities from continuing operations was approximately P$ 2,942 million, our consolidated net cash flow used in investing activities from continuing operations was approximately P$1,755 million and our consolidated cash flow used in financial activities from continuing operations was approximately P$ 1,576 million. Additionally, in 2007, the cash flow provided by investing activities from discontinued operations was P$182 million.

Voice, Data and Internet reportable segment. As of December 31, 2009, the Voice, Data and Internet reportable segment had approximately P$579 million in cash and cash equivalents.

During 2009, the Voice, Data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,607 million, its net cash flow used in investing activities was approximately P$584 million and P$796 million net cash flow was used in financial activities.  During 2008, the Voice, Data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,781 million, its net cash flow used in investing activities was approximately P$577 million and P$1,075 million of net cash flow was used in financial activities. During 2007, the Voice, Data and Internet reportable segment’s net cash flow provided by operating activities from continuing operations was approximately P$1,738 million, its net cash flow used in investing activities from continuing operations was approximately P$1,111 million and P$1,071 million of net cash flow from operating activities was used in financial activities. Additionally, in 2007, the cash flow provided by investing activities from discontinued operations was P$182 million.

The operating activities of the Voice, Data and Internet reportable segment generated approximately P$174 million less in net cash flow for 2009 compared to 2008 mainly due to higher salaries and social security payments, higher payments for the acquisition of goods and services and lower collections of settlements of non-deliverable forward contracts, partially offset by higher collection of accounts receivable. Net cash flow used in investing activities increased slightly from P$577 million in 2008 to P$584 million in 2009 primarily due to an increase in acquisition of fixed assets and intangible assets and a reduction in the cash flows generated by investments not considered cash and cash equivalents, partially offset by P$97 million used for the acquisition of Cubecorp in 2008. During 2009, net cash flow used in financing activities decreased by P$279 million as compared to 2008 mainly due to an increase in the amount of Telecom Personal’s dividend payment, partially offset by higher debt payments.

The operating activities of the Voice, Data and Internet reportable segment generated approximately P$43 million more in net cash flow for 2008 compared to 2007 mainly due to higher collection of receivables resulting from increased net sales. Net cash flow used in investing activities decreased from P$1,111 million in 2007 to P$577 million in 2008 primarily due to a reduction in investments not considered as cash and cash equivalents, partially offset by an increase in acquisitions of fixed assets and intangible assets and the acquisition of Cubecorp. During 2008, net cash flow used in financing activities remained approximately the same as net cash flow used in financing activities in 2007.

Wireless reportable segment. As of December 31, 2009, the Wireless reportable segment had approximately P$694 million in cash and cash equivalents.

During 2009, the Wireless reportable segment’s net cash flow from operating activities was approximately P$1,683 million, net cash flow used in investing activities was approximately P$639 million and net cash flow used in financing activities was P$900 million. During 2008, the Wireless reportable segment’s net cash flow from operating activities was approximately P$1,538 million, net cash flow used in investing activities was approximately P$735 million and net cash flow used in financing activities was P$488 million. During 2007, the Wireless reportable segment’s net cash flow from operating activities was approximately P$1,208 million, its net cash flow used in investing activities was approximately P$643 million and its net cash flow used in financing activities was approximately P$506 million.

During 2009, net cash inflow from operating activities increased by P$145 million from 2008. The increase was mainly due to higher collection of accounts receivable, partially offset by higher payments for the acquisition of goods and services and higher income tax payments. Net cash flow used in investing activities decreased by P$96 million from 2008. The decrease was mainly due to a decrease in the acquisition of fixed assets and intangible assets. During 2009, net cash flow used in financing activities increased by P$412 million as compared to 2008, mainly due to higher dividend payments to Telecom Argentina and higher debt payments, partially offset by increased borrowing.

During 2008, net cash inflow from operating activities increased by P$330 million from 2007. The increase was mainly due to the higher cash collections of receivables resulting from increased net sales. Net cash flow used in investing activities increased by P$92 million from 2007. The increase was mainly due to higher payments for the acquisition of fixed assets and intangible assets in 2008 compared to 2007. During 2008, net cash flow used in financing activities decreased by P$18 million as compared to 2007 mainly due to Telecom Personal’s lower debt payment, partially offset by higher dividend payments to Telecom Argentina.

Telecom’s Debt Obligations and Debt Service Requirements

Telecom Argentina

Series A and B Notes Issued Pursuant to the APE. In August 2005, Telecom Argentina completed the restructuring of its outstanding financial indebtedness on a stand-alone basis by issuing debt with new payment terms and by paying cash consideration and making cash interest payments. In connection with its restructuring, Telecom Argentina issued Series A notes denominated in pesos, dollars, euro and yen having an original aggregate principal amount equivalent to P$2,576 million (US$885 million), and issued US$999 million of Series B Notes.

On October 15, 2009 Telecom Argentina paid off the remaining portion of its outstanding debt under the APE Notes together with accrued interest for a total amount of P$1,442 million. This payment was made five years in advance of the repayment schedule originally established with Telecom Argentina’s creditors. Under the terms and conditions of such Notes, Telecom Argentina was allowed to prepay the Notes at any time.

Non-Deliverable Forward (“NDF”) Contracts to Purchase U.S. Dollars at Fixed Rates

During 2009, Telecom Personal entered into several NDF contracts under Argentine legislation to purchase U.S. dollars at a fixed rate in order to hedge its exposure to foreign currency fluctuations with respect to its U.S. dollar-denominated financial debt.  The contracts were to purchase a total amount of US$25.2 million for a fixed forward average price of 4.384 P$/U.S. dollar maturing in June and December 2010 and to purchase a total amount of US$90.0 million for a fixed forward average price of 4.344 P$/U.S. dollar maturing in December 2010. Since the principal terms (amounts and due dates) of the NDF were substantially similar to the terms of the foreign currency-denominated obligations, these hedges were regarded as effective cash flow hedges.

Similarly, during 2009, Telecom Personal entered into several NDF contracts amounting to US$23.5 million, maturing between September 2009 and August 2010, in order to hedge its exposure to exchange rate fluctuations in connection with U.S. dollar-denominated accounts payable.  However, since the terms of these NDF contracts did not perfectly match the terms of the foreign currency -denominated obligations, these hedges were regarded as ineffective. Therefore, the changes in the fair value of these NDF contracts until the cancellation date are recognized as a gain (loss) in the item line “Financial results, net”. As of December 31, 2009, US$8.5 million of such contracts were outstanding, maturing between July and August 2010.

During January 2010, under its hedging policy, Telecom Personal entered into several NDF contracts to purchase U.S. dollars at fixed rates amounting to US$72 million.  Telecom Personal entered into these contracts in order to hedge its exposure to U.S. dollar fluctuations with respect to its financial debt which matures in December 2010. Telecom Personal designated these NDF contracts as effective cash flow hedges.

Also, during January 2010, Telecom Personal entered into several NDF contracts amounting to US$30.2 million (maturing January through December 2010), in order to hedge its exposure to U.S. dollar fluctuations related to the acquisition of licenses and hardware and software service contracts requiring payments in U.S. dollars. At inception, Telecom Personal designated these NDF contracts as effective cash flow hedges. Subsequently, Telecom Personal decided to pay the hedge transaction in advance and, as a result, the NDF contracts were no longer designated as effective cash flow hedges. The net derivative equity loss was reclassified into earnings.

Indebtedness of Subsidiaries

Telecom Personal. Telecom Argentina’s 99.99% owned subsidiary, Telecom Personal, originally restructured its outstanding financial indebtedness, including intercompany obligations, in November 2004, pursuant to an out-of-court restructuring agreement approved by 100% of the affected creditors. On December 22, 2005, Telecom Personal concluded the refinancing of all of its debt instruments issued pursuant to its November 2004 financial restructuring. The main objective of the refinancing was to improve its debt profile by modifying its interest rates and eliminating certain restrictive covenants. In particular, Telecom Personal’s new indebtedness contains standard market conditions and covenants but does not restrict Telecom Personal’s ability to make capital expenditures.

As of December 31, 2009, Telecom Personal’s stand-alone financial indebtedness comprised approximately US$180 million aggregate principal amount of Series 3 Medium Term Notes due in December 2010.   The Series 3 notes are issued in dollars, bear interest at 9.25% and pay interest semi-annually. In 2009 and in the first quarter of 2010, Telecom Personal purchased, respectively, US$19.5 million and US$5.85 million aggregate principal amount of Series 3 notes in market purchase transactions, which were subsequently cancelled according to the terms and conditions of the related indenture.

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

Núcleo. As of December 31, 2009, Núcleo’s outstanding debt amounted to an equivalent amount of US$34 million. Additional information is set forth in Note 8.3.b) to our Consolidated Financial Statements.

Liquidity

The liquidity position for each of Telecom Argentina, Telecom Personal and Núcleo is and will be significantly dependent on each individual company’s operating performance and its debt service commitments and receipt of dividends, if any, from its subsidiaries, if any.

Telecom Personal’s notes limit its ability to incur indebtedness, except for certain permitted indebtedness, unless it meets a ratio of outstanding indebtedness to consolidated EBITDA (as defined in the notes), or “indebtedness ratio” of 3.00 to 1 or less. As of December 31, 2009, Telecom Personal was qualified to incur additional indebtedness under this ratio.

In addition, the terms and conditions of Nortel’s Series A and Series B Preferred Shares contain covenants which require Nortel to restrict Telecom Argentina’s ability to borrow if the ratio of Telecom Argentina’s total liabilities (as calculated pursuant to Section 9 of the terms and conditions of Nortel’s Series A and B Preferred Shares) to shareholders’ equity is 1.75 or higher. If Nortel does not satisfy these covenants, Nortel’s Series A and Series B Preferred Shares will acquire certain voting rights which will enable Nortel’s preferred shareholders to elect one director and one alternate director of Nortel. From March 2002 until December 2006, Nortel’s preferred shareholders acquired such voting rights due to Telecom Argentina’s ratio of total liabilities to shareholder’s equity exceeding this amount.

Telecom Argentina expects that its cash flow from its operations will be sufficient to permit Telecom Argentina and its subsidiaries to satisfy their respective debt service commitments and other cash requirements in the near to medium term. Telecom also expects that Telecom Personal’s cash flow from operations will be sufficient to enable Telecom Personal to satisfy its ongoing debt service commitments and other cash requirements in the near to medium term.  However, Telecom Personal may use short-term funding to cover occasional negative operational cash flows.

Telecom’s ability to generate sufficient cash from its operations in order to satisfy its debt service obligations and capital expenditure needs may be affected by macroeconomic factors influencing its business, including, without limitation: the exchange rate of Argentine pesos to U.S. dollars; rates of inflation; the achievement of ultimate tariff adjustments for basic charges, measured service charges and other rates for its services relative to inflation and growth in Argentine real gross domestic product. These factors are not within Telecom’s control. The statements expressed in the preceding paragraphs constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, including those described in this Annual Report in “Item 3—Key Information—Risk Factors.” Actual results may differ materially from Telecom’s expectations as a result of various factors as described above.

As of December 31, 2009, Telecom Argentina reported positive retained earnings amounting to P$1,405 million. Before Telecom Argentina may pay any dividend it must first reconstitute the legal reserve which was previously absorbed on April 27, 2006 (P$277 million).

At Telecom Argentina’s shareholders’ meeting held on April 28, 2010, the shareholders approved the allocation of Telecom Argentina’s retained earnings, which included an amount to fully reconstitute Telecom Argentina’s legal reserve and a cash dividend distribution in the amount of P$1,053 million.  On May 5, 2010, Telecom Argentina paid a dividend installment to its shareholders for the year ended December 31, 2009 of approximately P$689 million (of which P$377 million was paid to Nortel Inversora S.A.) and a second dividend distribution of approximately P$364 million scheduled to be paid on December 20, 2010 (of which P$200 million is scheduled to be paid to Nortel Inversora S.A.).  As of the date of this Annual Report, Nortel’s Board and its shareholders have yet to make a decision regarding the application of such proceeds.  Therefore, we cannot give you any assurance regarding the timing and amount of dividend or amortization payments made by Nortel, if any.  Were Nortel to make a dividend distribution, all accrued and unpaid amortization and dividends would first be paid to holders of Nortel’s Series A Preferred Shares, until all arrearages under the Series A Preferred Shares have been paid.  Consequently, Nortel does not anticipate issuing dividends to holders of its Series B Preferred Shares for fiscal year 2009.  Nonetheless, Nortel expects dividends generated pursuant to its share ownership in Telecom Argentina to be sufficient for its present requirements.

Should Telecom Argentina pay any dividends in future periods, Nortel expects to service its obligations in respect of its preferred shares out of such dividends received by Nortel. However, at present, Nortel is unable to predict whether Telecom Argentina will make any additional future dividend payments, other than those mentioned above and consequently, whether Nortel will make future dividend or redemption payments.

As of December 31, 2009, Telecom Argentina and its consolidated subsidiaries had approximately P$1,273 million in cash and cash equivalents. Of this amount, approximately P$578 million of cash and cash equivalents were held by Telecom Argentina on a stand-alone basis. Telecom Group has approximately P$34 million of restricted cash in connection with legal proceedings. Such restricted cash has been classified within “Other Receivables” in Telecom’s balance sheet.

Capital Expenditures

Telecom estimates that its capital expenditures will be approximately P$2.2 to P$2.4 billion for 2010 (including materials). Telecom expects that Telecom Argentina will invest primarily to sustain the growth in broadband services, to continue developing the NGN, to supply mobile operators with the necessary infrastructure and to continue with the updating of commercial and support systems. Regarding Telecom Personal, the expansion of its network infrastructure will continue, and special effort will be made to extend 3G technology coverage and bandwidth for mobile data transmission. See “Item 3—Key Information—Risk Factors—Risks Associated with Telecom and its Operations—Telecom operates in a competitive environment which may result in a reduction in its market share in the future.” Telecom expects to finance its capital expenditures through cash generated through operations; therefore, its ability to fund these expenditures is dependent on, among other factors, its ability to generate sufficient funds internally.

Telecom Argentina’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its regulated rates, since the cost of imported materials has increased in peso terms (as a result of the decline in the peso/U.S. dollar exchange rate).

Financial Ratio

Under the terms and conditions of the Series A and Series B Preferred Shares, we have agreed not to allow Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any financial debt, if as a result of doing so, Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares), as shown in its unconsolidated financial statements prepared under Argentine GAAP, exceeds 1.75. Since March 2002, the ratio of Telecom Argentina’s total liabilities to its shareholders’ equity exceeded 1.75 as a consequence of the devaluation of the peso. As a result of Nortel’s violation of this covenant, the Series B Preferred Shares acquired, together with the Series A Preferred Shares, the right to appoint one member of the Nortel Board of Directors.  Since December 31, 2006 such ratio no longer exceeded 1.75 to 1 and as a result, Series B Preferred Shareholders did not have director voting rights in fiscal years 2007-2009 and will not have director voting rights in fiscal year 2010.  The Series A Shareholders have retained their right to appoint a member of the Nortel Board of Directors as a result of the non-payment of the Base Dividend (as such term is defined in the terms of issuance of such Preferred Series A Shares) corresponding to the fiscal year ended December 31, 2001 and subsequent fiscal years.  Accordingly, at Nortel’s annual shareholders’ meeting held on April 30, 2008, the Series A Preferred shareholders appointed Javier Errecondo as Director and Saturnino Jorge Funes as his alternate director.  As a result of the provisional suspension of Nortel’s 2009 annual shareholders’ meeting and the suspension of certain agenda items of Nortel’s 2010 annual shareholders meeting, pursuant to various Argentine court orders, Javier Errecondo and Saturnino Jorge Funes still occupy their respective seats as of the date of this Annual Report. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares—Nortel’s Capital Stock.”

Related Party Transactions

During year 2009, Telecom has entered into certain transactions with its indirect shareholders Telecom Italia and W de Argentina—Inversiones or their affiliates in the ordinary course of business.  For a description of these transactions, see “Item 7—Major Shareholders and Related Party Transactions.”

Taxes

Turnover Tax

Under Argentine tax law, Telecom is subject to a tax levied on gross revenues.  Rates differ depending on the jurisdiction where revenues are earned for tax purposes.  Rates ranged from 2% to 6.5% for the years ended December 31, 2009, 2008 and 2007.

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

Any dividends paid by Nortel are, in general, exempt from Argentine withholding tax and other taxes. Nevertheless, dividends paid by Nortel in excess of the amount of its accumulated income at the close of the previous taxable year, as determined by application of the Argentine Income Tax Law, are subject to income tax at a rate of 35% on such excess. This withholding income tax is known as the “equalization tax.” See “Item 10—Additional Information—Taxation—Argentine Taxes—Taxation of Dividends.”

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

Thin Capitalization Rules

Argentine Law No. 25,784, which was published in the Official Bulletin in October 2003, modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds by two times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments. During fiscal years 2009, 2008 and 2007, Nortel and Telecom’s deduction of interest expenses was not limited because Nortel and Telecom were able to satisfy the conditions required for such deduction.

Tax on Minimum Presumed Income

Nortel and certain of the companies in the Telecom Group located in Argentina are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of Nortel’s assets is determined in accordance with the criteria established under the tax laws. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of tax on minimum presumed income in excess of the income tax for such year may be carried forward for a period of up to ten years. This excess may be treated as a credit that may be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income. Telecom paid minimum presumed income tax for 2007 for Telecom Argentina. Nortel paid minimum presumed income tax for years 2007, 2008 and 2009.

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

Tax on Deposits to and Withdrawals from Bank Accounts

The tax on deposits to and withdrawals from bank accounts under Law No. 21,526 applies to certain deposits to and withdrawals from bank accounts opened in Argentine financial entities and to other transactions that, due to their special nature and characteristics, are similar or could be used in lieu of a deposit to or withdrawal from a bank account. Therefore, any deposit to or withdrawal from a bank account opened in an entity regulated by Law No. 21,526, or any transaction deemed to be used in lieu of a deposit to or withdrawal from a bank account, is subject to the tax on deposits and withdrawals unless a particular exemption is applicable. The tax rate in effect since August 1, 2001 has been 0.6% of the transaction volume.

During years 2009, 2008 and 2007, Telecom charged to its income statement P$107 million, P$88 million and P$73 million, respectively, of this tax.

On February 6, 2003, the Ministry of Economy, through General Resolution No. 72/03, authorized us to increase the Basic telephone services rates by the amount of the tax on deposits to and withdrawals from bank accounts as provided for in General Resolution No. 72/03. The amount of the tax charged must be shown in detail on the customers’ bills. The amounts charged before General Resolution No. 72/03 were approximately P$23 million. This amount was subsequently corroborated by CNC audits, resulting in a receivable for Telecom for P$ 23 million which was recorded under “Other receivables” during 2007. That receivable can be offset with existing and/or future regulatory duties.  See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rate Regulations—Tax on deposits to and withdrawals from bank accounts (“IDC”),” in the Telecom Form 20-F included as an exhibit hereto.

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

We are required to pay this tax on behalf of the holders of our ADSs, Series A and B Preferred Shares and Ordinary Shares.  We have the right to obtain reimbursement of the amounts paid from our shareholders, even if this requires holding and/or foreclosing the property on which the tax is due.  As a result, until shareholders reimburse Nortel for the amounts paid on their behalf, the payment of their tax constitutes a receivable for Nortel.

The tax rate applied is 0.50%.  This tax is computed based on the value of our shareholders’ equity as stated on the most recent annual balance sheet of the Company. The amount paid by us and pending collection from our shareholders as of December 31, 2009, was approximately P$16 million and an allowance was recorded for such amount.

We have, from time to time, requested that our shareholders reimburse us for the amounts of tax on personal property paid on their behalf and have received partial reimbursement of such taxes.  As of the date hereof, holders of Ordinary Shares have reimbursed us approximately US$354,400 and holders of Series B ADSs, Series B Preferred Shares and Series A Preferred Shares have reimbursed us approximately US$91,484.  We expect that a substantial portion of the remaining tax amount that is not reimbursed will result in an additional expense for us. As of December 31, 2009, we recorded an allowance of approximately P$16 million for the credit of the accounts paid by us for this tax.  Whenever applicable, Nortel may deduct amounts paid on behalf of its shareholders on account of the tax on personal property from any future dividend payment made to such shareholders.

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

Congress passed law N° 26,539 which amends the excise tax and establishes that the importation and sale of technological and computer goods, including mobile phones, will be subject to the excise tax at a rate of 17%, resulting in an effective tax rate of up to 20.48%, applicable beginning December 1, 2009.

Since the beginning of 2001, telecommunication services companies have been required to pay a Universal Service tax to fund Universal Service requirements. The Universal Service tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the Universal Service tax. The rate is 1% of total billed revenues. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Decree No. 764/00,” in the Telecom Form 20-F incorporated herein by reference.

Research and Development, Patents and Licenses, etc.

None.

Trend Information

The information contained under “Item 5—Operating and Financial Review and Prospects—Trend Information” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated herein by reference.

Contractual Obligations

Nortel does not have material contractual obligations or purchase commitments. Telecom Argentina’s consolidated contractual obligations and purchase commitments as of December 31, 2009 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Argentine pesos)
Debt obligations (1)	833	61	—	—	894
Operating lease obligations	95	82	14	4	195
Purchase obligations	858	28	14	93	993
Other long-term liabilities (2)	51	106	51	112	320
Total	1,837	277	79	209	2,402

(1)          Includes P$73 million of future interest.

(2)          Includes special termination benefits, retirement benefits, asset retirement obligations, court fees and other long-term payables.

The presentation above excludes financial debt of Nortel of approximately P$16 million in the form of short-term loans from Telecom Personal, which have been repaid as of the date of this Annual Report.

(b) Unconsolidated

Nortel is a holding company whose principal asset is its approximately 54.74% equity interest in Telecom Argentina. Therefore, the following discussion should be read in conjunction with Nortel’s and Telecom Argentina’s financial statements and notes thereto included elsewhere herein and in the Telecom Form 20-F, respectively, and with “Item 5—Operating and Financial Review and Prospects” in the Telecom Form 20-F incorporated herein by reference under (c) of this Item 5. Such financial statements and notes thereto have been prepared in accordance with Argentine GAAP, which differs in certain respects from US GAAP. See Note 15 to our Consolidated Financial Statements.

General

Nortel’s sole substantial activity is owning a controlling interest in Telecom Argentina’s ordinary shares and its sole substantial source of cash income is cash dividends paid on such shares. The unconsolidated financial data as of December 31, 2009 included herein accounts for Nortel’s approximately 54.74% equity interest in Telecom by the equity method. The Consolidated Financial Statements included elsewhere in this Form 20-F consolidate Telecom’s operations with Nortel’s. Nortel’s principal use of cash is to make redemption payments on any debt, dividend and redemption payments on its preferred stock and dividend payments on its ordinary shares. Prior to 2002, Nortel has historically met all such payment obligations in any calendar year out of the dividends received from Telecom in respect of the previous calendar year. Nortel is required to allocate earnings first, to make dividend and redemption (amortization) payments on the Series A Preferred Shares, payable before the end of May.  A percentage equal to 48.96%, calculated in accordance with a formula set forth in the terms of the Series B Preferred Shares, of cash remaining after Nortel has paid or reserved for its operating expenses is required to be distributed to the holders of Series B Preferred Shares. The remaining cash equal to 51.04% is distributed to holders of ordinary shares. Nortel is required to distribute all of its cash every year, according to the terms and conditions of the Series A and Series B Preferred Shares. Nortel may only make dividend payments to holders of Series A and Series B Preferred Shares and holders of ordinary shares and redemption payments on the Series A Preferred Shares if it has sufficient retained earnings legally available for distribution, in accordance with Argentine law, which provides that dividends may be paid out of liquid and realized profits based on a financial statement prepared under Argentine GAAP.

Because Telecom Argentina did not pay dividends for fiscal year 2001 and subsequent years, Nortel was unable to make any dividend payments or pay the required amortization on its Series A Preferred Shares for the fiscal years ending December 31, 2001-2008. Accordingly, the amount of the accrued and unpaid amortization and dividends on Nortel’s Series A Preferred Shares will continue to accrue until Nortel has the cash required to make the payment.  Though Telecom distributed a cash dividend to Nortel and is scheduled to make a second distribution in December 2010, (See “—Liquidity and Capital Resources” below), as of the date of this Annual Report, Nortel’s Board and shareholders have yet to make a decision regarding the application of such proceeds.  Therefore, we cannot give you any assurance regarding the timing and amount of dividend or amortization payments made by Nortel, if any.  Were Nortel to make a dividend distribution, all accrued and unpaid amortization and dividends would first be paid to holders of Nortel’s Series A Preferred Shares, until all arrearages under the Series A Preferred Shares have been paid.  Consequently, Nortel does not anticipate issuing dividends to holders of its Series B Preferred Shares for fiscal year 2009.

Equity Income from Subsidiaries

For 2009, Nortel’s equity gain from related companies increased to a P$769 million gain from a P$526 million gain for 2008.  For 2008, Nortel’s equity gain from related companies increased to a P$526 million gain from a P$484 million gain for 2007.

All variations in Nortel’s equity income from subsidiaries for any period correspond directly with the variations in Telecom Argentina’s net income for the same period. For a complete discussion of Telecom Argentina’s results of operations, see “Item 5—Operating and Financial Review and Prospects” in the Telecom Form 20-F incorporated herein by reference under (c) of this Item 5.

Administrative Expenses

Administrative expenses in each of 2009, 2008 and 2007 were approximately P$4 million, P$3 million and P$3 million, respectively, consisting primarily of salaries, social security expenses and fees for services.

Financial Results, Net

For 2009 and 2008, net financial results amounted to a loss of P$2 million and P$1 million, respectively due to interest on financial debt. Nortel did not generate any net financial results in 2007.

See “—Liquidity and Capital Resources,” below for a discussion of Nortel’s liquidity and details regarding the cash dividend issued by Telecom Argentina and Nortel’s application of proceeds therefrom.

At present, Nortel is unable to predict whether Telecom Argentina will make any additional future dividend payments other than those mentioned above, and consequently, whether Nortel will make future dividend or redemption payments.

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

Net Income

For 2009, net income was P$758 million, representing an increase of P$239 million over 2008.

For 2008, net income was P$519 million, representing an increase of P$41 million over 2007.

Liquidity and Capital Resources

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom Argentina on the Class A and Class B Shares owned by Nortel and Nortel has used such cash dividends to satisfy Nortel’s payment obligations for the next calendar year.  Because Telecom Argentina did not pay dividends for fiscal years 2001-2008, Nortel was unable to make any dividend payments or pay the required amortization on its Series A Preferred Shares for the fiscal years ending December 31, 2001-2008. Accordingly, the amount of the accrued and unpaid amortization and dividends on its Series A Preferred Shares will continue to accrue until Nortel has the cash required to make the payment.  The amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was approximately P$1,156 million, including the effects of CER, as of December 31, 2009. See Note 9 of our consolidated financial statements included in Item 18 of this Annual Report.

On May 5, 2010, Telecom Argentina paid a dividend installment to its shareholders for the year ended December 31, 2009 of approximately P$689 million (of which P$377 million was paid to Nortel Inversora S.A.) and is scheduled to make a second dividend distribution of approximately P$364 million on December 20, 2010 (of which P$200 million is scheduled to be paid to Nortel Inversora S.A.).  As of the date of this Annual Report, Nortel’s Board and its shareholders have yet to make a decision regarding the application of such proceeds.  Therefore, we cannot give you any assurance regarding the timing and amount of dividend or amortization payments made by Nortel, if any.  Were Nortel to make a dividend distribution, all accrued and unpaid amortization and dividends would first be paid to holders of Nortel’s Series A Preferred Shares, until all arrearages under the Series A Preferred Shares have been paid.  Consequently, Nortel does not anticipate issuing dividends to holders of its Series B Preferred Shares for fiscal year 2009.

At December 31, 2009 and 2008, Nortel had approximately P$0.1 million and P$0.2 million, respectively, of cash and cash equivalents on a stand-alone basis (excluding amounts held by Telecom).

Should Telecom Argentina pay dividends in future periods, Nortel expects to service its obligations in respect of its preferred shares out of such dividends received by it. However, at present, Nortel is unable to predict whether Telecom Argentina will make any additional future dividend payments other than those mentioned above.

As of December 31, 2009, Nortel had outstanding financial debt of approximately P$16 million in the form of various renewable one-year-term loans from Telecom Personal, which has been repaid as of the date of this Annual Report.  The average annual interest rate on these loans was 9.2% and the largest amount outstanding during the past fiscal year was P$6 million.  Nortel applied these funds to its fiscal and administrative expenses.

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

Holders of Nortel’s Series A Preferred Shares have exercised the right to vote since April 25, 2002, as a consequence of the non-payment of the Base Dividend (as such term is defined in the terms of issuance of such Preferred Series A Shares) corresponding to the fiscal year ended December 31, 2001 and subsequent fiscal years. Additionally, as Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) had exceeded 1.75/1, since September 13, 2002, holders of Series B Preferred Shares also obtained the right to vote in accordance with the terms and conditions applicable to this series of shares. Both Series A Preferred Shareholders and Series B Preferred Shareholders exercised their right to vote, since 2002, for the joint election of a regular and an alternate director.

According to its unconsolidated financial statements since December 31, 2006, Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) no longer exceeds 1.75/1, therefore, since the time of approval of such financial statements by Telecom Argentina’s Board of Directors on March 8, 2007, the right to vote held by the Series B Preferred Shareholders has terminated while the right to vote held by the Series A Preferred Shareholders continues to be in force given the above-mentioned non-payment of the Base Dividend.

Nortel’s annual shareholders’ meeting originally called for April 29, 2009, and later postponed to September 11, 2009, was provisionally suspended by an Argentine court. In March 2010, a new shareholders’ meeting was called for April 30, 2010. However, a precautionary measure was issued ordering the suspension of consideration of certain agenda items, including, among others, the suspension of the election of directors and alternate directors for fiscal year 2010.  As a result, as of the date of this Annual Report, the members and alternate members of Nortel’s Board of Directors appointed at the annual shareholders’ meeting of April 30, 2008 continue to hold their positions.

Furthermore, in August 2009, an Argentine court provisionally suspended members of the Board of Directors of Sofora, Nortel, Telecom Argentina and Telecom Personal appointed at the request of Telecom Italia S.p.A. and/or Telecom Italia International N.V. from exercising their respective duties until a final ruling is issued in the underlying proceeding. This suspension prohibits such directors from participating, deliberating and voting at meetings of the Board of Directors, though it does not suspend their right to information, or their right to exercise their duties as Audit Committee members.  This order was not enforced until March 2010, upon issuance of a new resolution by said Argentine court.

Regarding legal and administrative proceedings affecting shareholders’ meetings, meetings of the Board of Directors of Sofora, Nortel and Telecom Argentina, as well as other corporate governance matters, see “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership—Resolutions of the CNDC, SC and SCI and related court rulings.”

See “Item 7—Major Shareholders and Related Party Transactions—Shareholders’ Agreements” for a description of certain agreements relating to the appointment of members of the Board of Directors.

The following table lists the directors and alternate directors of the Company as of December 31, 2009 and as of the date of this Annual Report.

Name	Position	Class of Shares Represented	Date of Designation*
Franco Alfredo Livini**	Chairman of the Board of Directors	Ordinary	April 30, 2008
Ricardo Alberto Ferreiro	Vice Chairman of the Board of Directors	Ordinary	April 30, 2008
Enrique Llerena**	Director	Ordinary	April 30, 2008
Eduardo Federico Bauer	Director	Ordinary	April 30, 2008
Claudio Néstor Medone**	Director	Ordinary	April 30, 2008
Javier Errecondo	Director	Prefer. A	April 30, 2008
Jorge Luis Pérez Alati**	Alternate Director	Ordinary	April 30, 2008
Jorge Alberto Firpo**	Alternate Director	Ordinary	April 30, 2008
Pablo Ginnetty	Alternate Director	Ordinary	April 30, 2008
Horacio Walter Bauer	Alternate Director	Ordinary	April 30, 2008
Luis Alberto Pérez Cassini**	Alternate Director	Ordinary	April 30, 2008
Saturnino Jorge Funes	Alternate Director	Prefer. A	April 30, 2008

*                 Term of position expires or may be extended at the next annual shareholders’ meeting provided that the court order suspending election of directors is lifted or overturned.

**          Suspended as of the date of this Annual Report from exercising their duties as members of the Board of Directors under the terms of a precautionary measure issued by the National Court of First Instance for Federal Administrative, Litigious Matters N° 6 on August 26, 2009, executed in March 2010. See “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Related to Share Ownership—Resolutions of the CNDC, SC and SCI and related court rulings.”

Franco Alfredo Livini is an industrial engineer.  He is Chairman of Pirelli Neumáticos SAIC.  He is also Chairman of the Board of Directors of Sofora.  He was born on December 10, 1928.

Ricardo Alberto Ferreiro is a lawyer.  He is a Director of Standard Bank of Argentina.  He was born on November 26, 1953.

Enrique Llerena is a lawyer. He is a Director of Llerena Amadeo S.A. and an Alternate Director of SZ Consultores en Arte S.A. He was born on April 9, 1955.

Eduardo Federico Bauer is a lawyer. He is Vice Chairman of the Board of Directors of Micro Sistemas S.A. He is a Director of Sofora Telecomunicaciones S.A., Cubecorp Argentina S.A. and an Alternate Director of Telecom Argentina S.A., Telecom Personal S.A. and Núcleo S.A. He is also an Alternate Director of Caja de Seguros S.A., La Caja Aseguradora de Riesgos del Trabajo ART S.A., Instituto del Seguro de Misiones S.A., La Caja de Seguros de Retiro S.A., La Estrella S.A. Cía de Seguros de Retiro, Ritenere S.A. and Pluria Productores de Seguros S.A.  He was born on January 14, 1950.

Claudio Néstor Medone is a lawyer. He is Legal Manager of Hospital Italiano, Buenos Aires and a member of the Technical Consulting Commission (Comisión Técnica Asesora) of the School of Medicine (Instituto Universitario Escuela de Medicina) of the Hospital Italiano, Buenos Aires. He was born on February 15, 1965.

Javier Errecondo is a lawyer. He is a Director of Dolphin Créditos S.A., Patagonia Oil and Gas S.A., PSA Energy Argentina S.A. and PSA Energy Mendoza S.A. and an Alternate Director of Dico S.A.  He is a Member of the Supervisory Committees of IEASA S.A., Dolphin Energía S.A., Desarrollos Caballito S.A., Pegasus Realty S.A., O.P.M. Inmobiliaria S.A., Entertainment Depot S.A., EDEN S.A., FinanGroup S.A., GSF S.A., Grupo Unión S.A., Farmacity S.A., Freddo S.A., AESEBA S.A., Canepa Hermanos SAICAF, Central Térmica Loma de la Lata S.A., Chain Services S.A., Grupo Los Grobo S.A., LM Los Grobo S.A., Los Agropecuaria S.A., Los Grobo Inversora, S.A., Los Grobo San Pedro S.A., Los Grobo Servicios S.A., Los Silos del 13 de Abril S.A., Maltería del Puerto S.A., Pampa Participaciones S.A., Pampa Real Estate S.A., Partners I S.A., TGLT S.A., and Transelec Argentina S.A. and an Alternate Member of the Supervisory Committees of BA Mall S.R.L., Cablevision S.A., EASA, Energía Distribuidora S.A., Grupo S.T. S.A., Inversora Guemes S.A., Pampa Cheese S.A., Pampa Generación S.A., Pampa Participaciones II S.A. and Estancia María S.A. He is a founding partner of the law firm Errecondo, Salaverri, Della Torre, González & Burgio Abogados. He was born on February 6, 1963.

Jorge Luis Pérez Alati is a lawyer. He is Chairman of the Board of Directors of Telecom Personal, In Store Media Argentina S.A., Inversiones Alumine S.A., Inversiones Los Alpes S.A., Inversiones Meliquina S.A., ISDIN Argentina S.A., La Papelera del Plata S.A., Nogal Central S.A., Pilar del Este S.A., Alpe S.A.C.I.F.I.A. and Solcan S.A. He is Vice Chairman of Puig Argentina S.A., Lan Argentina S.A. and Inversora Cordillera S.A. He is a director of Telecom Argentina, Sofora, Aluflex S.A., CMPC Inversiones de Argentina S.A., Comercial e Inversiones Coiron S.A., Corandes S.A., Cork Supply Argentina S.A., Fabi Bolsas Industriales S.A., Honda Motor de Argentina S.A., Inversiones Los Andes S.A., Ivax Argentina S.A., Media Planning S.A., Motorola Argentina S.A., Naschel S.A., World Management Advisors Argentina S.A. and LDC Argentina S.A. and an alternate director of Arbumasa S.A., Bodegas Caro S.A., Cerámica San Lorenzo I.C.S.A., Proximia Havas Argentina S.A., Sociedad Alpe S.A., Salfa Construcciones Trasandinas S.A., Havas Sports Argentina S.A., Marina Holding S.A. and Navieras Americanas S.A. He is a member of the Supervisory Committees of América Latina Tecnología S.A., Banco Santander Río S.A., BRS Investment S.A., Distrilec Inversora S.A., Edesur S.A., Santander Río Servicios S.A., Portal Universia Argentina S.A., Perevent Empresa de Servicios Eventuales S.A., Prestamos de Consumo S.A., Santander Río Seguros S.A., Santander Río Trust S.A., Santander Merchant S.A. and Santander Sociedad de Bolsa S.A. He was born on September 14, 1954

Jorge Alberto Firpo is an electrical engineer and a graduate of the Universidad Tecnológica Nacional.  He is Chairman of Cubecorp and a director of Sofora, Telecom Argentina and Telecom Personal.  Previously, he was head of purchases and logistics at Telecom Italia America Latina, S.A.  He was born on April 17, 1954.

Pablo Ginnetty is an accountant.  He is a partner of the law firm Estudio Ginnetty.  He was born on December 14, 1975.

Horacio Walter Bauer is a lawyer.  He is a Director of Caja de Ahorro y Seguro S.A., Instituto del Seguro de Misiones S.A. and an Alternate Director of Sofora Telecomunicaciones S.A., La Caja de Seguros de Retiro S.A., Pluria Productores de Seguros S.A. and Retinere S.A.  He was born on July 11, 1937.

Luis Alberto Pérez Cassini is a lawyer. He was born on June 27, 1961.

Saturnino Jorge Funes is a lawyer. He is a Director of AEI Servicios Argentina S.A. and Alternate Director of Cablevision S.A., PSA Energy Mendoza S.A. and PSA Energy Argentina S.A.  He is a Member of the Supervisory Committees of Desarollo Caballito S.A., B.A. Mall S.R.L., GSF S.A., AESEBA S.A., EDEN S.A., CIT Leasing Argentina SRL, IEASA S.A., EMDERSA Generación Salta S.A., Emgasud S.A., Empresa de Sistemas Dispersos — ESED S.A., Empresa Distribuidora de Electricidad de La Rioja S.A., Empresa Distribuidora de Electricidad de Salta S.A., Empresa Distribuidora Eléctrica Regional S.A., Empresa Distribuidora San Luis S.A., Enersud Energy Service S.A., Farmacity S.A., IWS Energy Service S.A., Partners I S.A., Pegasus Realty S.A. and Dolphin Energia S.A., and an Alternate Member of the Supervisory Committees of FinanGroup S.A., Grupo Union S.A., Freddo S.A., Pampa Cheese S.A. and Entertaiment Depot S.A. He has a Masters on Business Law from the Universidad Austral. He worked at Shearman & Sterling LLP between 2000 and 2001. He is a founding partner of the law firm Errecondo, Salaverri, Della Torre, González & Burgio Abogados.  He was born on August 6, 1968.

Supervisory Committee

Argentine law requires any corporation with share capital in excess of P$10,000,000 or which provides a public service or which is listed on any stock exchange or is controlled by a corporation that fulfills any of the aforementioned requirements to have a Supervisory Committee. The Supervisory Committee is responsible for overseeing the Company’s compliance with its bylaws and Argentine law and, without prejudice to the role of external auditors, is required to present a report on the accuracy of the financial information presented to the shareholders by the Board of Directors at the annual ordinary shareholders’ meeting. The members of the Supervisory Committee are also authorized

•                                          to call ordinary or extraordinary shareholders’ meetings,

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

Nortel’s annual shareholders’ meetings called for April 29, 2009 and September 11, 2009 were suspended by certain legal proceedings. In addition, on April 20, 2010, a precautionary measure was issued ordering the suspension of the election of members and alternate members of the Supervisory Committee for fiscal year 2010 at Nortel’s annual shareholders’ meeting held on April 30, 2010. As a result, as of the date of this Annual Report, the members and alternate members of Nortel’s Supervisory Committee appointed at the annual shareholders’ meeting held on April 30, 2008 remain in their positions.

As of December 31, 2009, the members and alternate members of the Supervisory Committee (as appointed by the annual shareholders meeting held on April 30, 2008) were:

Name	Position and Date of Designation*	Profession
Diego Martín Garrido	Member of the Supervisory Committee—April 30, 2008	Lawyer
Diego Serrano Redonnet	Member of the Supervisory Committee—April 30, 2008	Lawyer
Gerardo Prieto	Member of the Supervisory Committee—April 30, 2008	Accountant
Guillermo Eduardo Quiñoa	Alternate Member of the Supervisory Committee—April 30, 2008	Lawyer
Guillermo Feldberg	Alternate Member of the Supervisory Committee—April 27, 2007	Accountant

*                 Term of position expires or may be extended at the next annual shareholders’ meeting.

Diego Martín Garrido is a lawyer.  He was appointed as member of the Supervisory Committee of Nortel at the shareholders’ annual meeting on April 30, 2008 and he is also a member of the Supervisory Committees of Sofora Telecomunicaciones S.A., Telecom Personal S.A., and HTAP-Oerating SRL.  He is an alternate member of the Supervisory Committees of Patagonia Bioenergía S.A., AGSA Argentina S.A. and La Estrella S.A. Cía. de Seguros de Retiro.  He is a director of Jinarg S.A., UOL Argentina Holdings, Kubic S.A., HSBC New York Life Seguros de Vida (Argentina) S.A., HSBC New York Life Seguros de Retiro (Argentina) S.A., Maxima AFJP, Vilau Latinoamerica S.A., Abeledo Perrot S.A., Real Estate Trusts S.A., Menard Properties S.A., Bematech Argentina S.A. and Fundación CIPPEC; an alternate director of Salix S.A., Rosario Exterior S.A., Metropolitana Farmaceútica S.A., Integration Consultoría Empresarial Argentina S.A., Novamendi S.A., Circuito Chico Desarrollos S.A.  (Bariloche I), Atlas Farmaceutica S.A., Club de Campo Dos Valles SRL (Bariloche Uno ), and Holdem S.A.; the Chairman of Palermo Hotels S.A. Real Estate Trusts S.A. and Menard Properties; and an alternate manager of CC S.R.L., Circuito Chico Desarrollos S.A., Club de Campo Dos Valles S.A. and Dos Valles S.R.L.  He was born on December 8, 1970.

Diego Serrano Redonnet is a lawyer. He is a member of the Supervisory Committees of Telecom Personal, Sofora, Banco Santander Río S.A., BJ Services S.R.L., BRS Investment S.A., America Latina Tecnología S.A., Santander Río Servicios S.A., Perevent Empresa de Servicios Eventuales S.A., Prestamos de Consumo S.A., Santander Río Trust S.A., Santander Sociedad de Bolsa S.A., Gas Argentino S.A. and Metrogas S.A. He is also an alternate member of the Supervisory Committee of Cubecorp. He holds a law degree from the Argentine Catholic University and a Master of Laws from Harvard Law School. He was born on September 18, 1966.

Gerardo Prieto is an accountant. He has been a member of the Supervisory Committee since 2004. He is also a member of the Supervisory Committees of Sofora, Telecom Personal, Telecom Argentina, Cubecorp and Micro Sistemas S.A. He is Chairman of Campofin S.A., Polifin S.A., Pluria Productores de Seguros S.A. and Cabaña Doble G del Litoral S.A.  He is a Director of Standard Bank Argentina S.A., Caja de Seguros S.A., Instituto del Seguros de Misiones S.A. and Ritenere S.A. He is also an alternate director of La Caja Aseguradora de Riesgos del Trabajo ART S.A., La Caja de Seguros de Retiro S.A., Caja de Ahorro y Seguro S.A. and La Estrella S.A. Compañía de Seguros de Retiro.  He was born on March 3, 1951.

Guillermo Eduardo Quiñoa is a lawyer. He is a director of Pilar del Este S.A., Estancia Celina S.A., Las Misiones S.A. Forestal del Río S.A. and Inversiones Los Alpes S.A. He is also an alternate director of Comercial e Inversiones Coiron S.A., Inversiones Los Andes S.A., Navieras Americanas S.A. and Fabi Bolsas Industriales S.A., member of the Supervisory Committees of Cubecorp, AGCO Argentina S.A., Calyx Siembra S.A., Calyx Tierra S.A., CMPC Inversiones de Argentina S.A., CMR Falabella S.A., Forestal Bosques Del Plata S.A. and La Papelera Del Plata S.A., and an alternate member of the Supervisory Committees of América Latina Tecnología S.A., Perevent Empresa de Servicios Eventuales S.A., Portal Universia S.A., Préstamos de Consumo S.A., Santander Merchant S.A., Santander Río Seguros S.A., Santander Río Servicios S.A., Santander Río Sociedad de Bolsa S.A., Santander Río Trust S.A., Banco Santander Río S.A., BRS Investment S.A., Corandes S.A., Virginia Surety Compañía de Seguros S.A., Wintershall Energía S.A., Telecom Personal , Telecom Argentina and Sofora.  He was born on October 28, 1966.

Guillermo Feldberg is a public accountant. He has been an alternate member of our Supervisory Committee since 2004. He is also an alternate member of the Supervisory Committees of Telecom Argentina S.A., Telecom Personal, Micro Sistemas S.A., Cubecorp, and Sofora Telecomunicaciones S.A. He is Chairman of Agropecuaria La Victoria S.A., Seed Capital Educación S.A., Dav Satelital S.A., Caroline Establecimientos Agropecuarios S.A., Seed Capital Comunicaciones S.A., Ineba S.A., Izzalini Trade S.A. and GWF S.A. and Pintarko S.A. He is Vice Chairman of Doble “G” del Litoral S.A., Fundación Ineba (Instituto de Neurociencias Buenos Aires) and Cachay S.A.  He was born on February 20, 1951.

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

Audit Committee

The Transparency Decree also provides that companies with publicly-listed shares shall appoint an audit committee, or the “Audit Committee,” to be formed by three or more members of the Board of Directors. Under CNV rules, the majority of the members of the Audit Committee must be independent. In order to qualify as independent, the director must be independent with respect to the company, any controlling shareholders or any shareholders that are significant participants in the company and the director cannot carry out executive duties for the company. A member of the Board of Directors cannot qualify as an independent director if he or she is a relative of a person who would not be qualified as an independent director if such relative were appointed as a member of the Board of Directors.

The duties of the Audit Committee include:

•                  disclosing complete information on transactions in which a conflict of interest may exist with the members of the corporate bodies or controlling shareholders;

•                  giving an opinion on the fulfillment of legal requirements and reasonableness of the conditions for the issuance of shares or securities convertible into shares, in the case of capital increases where preemptive rights have been limited or excluded;

•                  giving an opinion in certain cases regarding transactions with related parties;

•                  supervising internal control systems and verifying that norms of conduct are being followed; and

•                  reviewing the plans of external auditors and evaluating their performance and their independence, among other matters.

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

According to the “Normativa de Implementación del Comité de Auditoría,” (a set of guidelines for the Audit Committee filed with the CNV) in case of resignation, dismissal, death or lack of capacity of any of the members of the Audit Committee, the Board of Directors shall immediately appoint a replacement, who shall remain in such position until the following annual shareholders meeting.

At its meeting of April 30, 2008, the Board of Directors elected Mr. Enrique Llerena; Mr. Claudio Néstor Medone (both independent directors under CNV and SEC regulations) and Mr. Ricardo Alberto Ferreiro (an independent director under SEC regulations); all of whom have the experience required by Section 13; Chapter II of the CNV rules.  Mr. Ferreiro was appointed as the Committee’s financial expert.

As a result of certain legal proceedings, there have been no changes to the members of Nortel’s Audit Committee as of the date of this Annual Report. See “—The Board of Directors.”

There is no family relationship between any Director, Alternate Director, member of the Supervisory Committee or executive officer and any other Director, Alternate Director, member of the Supervisory Committee or executive officer.

Officer

José Gustavo Pozzi is the sole officer of Nortel and has been the General Manager of Nortel since December 2003.  Formerly, Mr. Pozzi held various positions in the Pirelli Group in Argentina, including chief financial officer.

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

The General Manager of Nortel does not have any policy-making authority. The General Manager acts at the direction of the directors in carrying out their policies and business decisions. At the annual shareholders’ meeting held on April 29, 2004, the shareholders of Nortel agreed to the purchase of a civil liability insurance policy to cover Directors, Members of the Supervisory Committee and any other officer or manager of the Company, against any judicial or non-judicial claim derived from or related to their duties at Nortel.  Such insurance was thereafter purchased by Nortel and has remained in effect since then.

Compensation

The aggregate compensation paid by Nortel or its subsidiaries or accrued by them during the twelve months ended December 31, 2009 to the members and alternate members of the Board of Directors, the members of the Supervisory Committee, and the officer of Nortel, as a group, was approximately P$2.7 million. Such amounts include compensation paid by Telecom Argentina to a director of Nortel for his service as a member of the Board of Directors of Telecom Argentina.

Employees

As of December 31, 2009, Nortel had 3 employees, each of which perform general and administrative services. For information regarding Telecom’s employees, see “Item 6—Directors, Senior Management, and Employees—Employees and Labor Relations” in the Telecom Form 20-F included as an exhibit hereto.

Share Ownership

None.

ITEM 7.                             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The ownership of Nortel’s ordinary shares as of June 25, 2010 was as follows:

Shareholder	Percentage
Sofora Telecomunicaciones S.A.	100%

Sofora

Sofora is an Argentine holding company which owns 100% of the ordinary shares of Nortel, which represents 67.79% of the total capital stock of Nortel.

The ownership of Sofora’s stock as of the date of this Annual Report is as follows:

Shareholders	Percentage
Telecom Italia Group (1)	50.00
Werthein Group	50.00
Total	100.00

(1)          Includes 17.5% of Sofora’s stock owned through Telecom-Italia International N.V. and 32.5% of Sofora’s stock owned through Telecom Italia. The Telecom Italia Group also acquired for an aggregate purchase price of US$60 million two call options on W de Argentina—Inversiones’ entire interest in Sofora. (See “—Call options in favor of Telecom Italia International N.V.”).

The ordinary shares owned by Sofora constitute all of Nortel’s common capital stock. In the event of certain payment defaults or breaches of covenants, holders of Nortel’s preferred stock collectively have the right to elect one director of Nortel and obtain voting rights.  Currently, Nortel’s Series A Preferred Shareholders have the right to elect one director to Nortel’s Board and a general right to vote for all matters other than the election of all other members of Nortel’s Board.

Pursuant to the List of Conditions as amended by Resolutions S.C. No 111/03 and No 29/4: (i) any reduction of Nortel’s ownership in the capital stock of Telecom Argentina to less than 51% without prior approval of the Regulatory Bodies or (ii) any reduction of ownership of current common shareholders in Nortel’s voting capital stock to less than 51% without prior approval of the Regulatory Bodies, may result in the revocation of Telecom’s telecommunications license.

Further, pursuant to the List of Conditions, as amended, neither of Telecom Italia Group nor W de Argentina—Inversiones shall reduce their respective equity interest in Sofora to less than 15%, without regulatory authority approval. The List of Conditions does not specifically provide a penalty if this restriction is violated.

Pursuant to a resolution adopted at Nortel’s Extraordinary Shareholders’ Meeting held on December 16, 1999, Nortel’s ordinary capital structure was modified to eliminate its Series C and D ordinary shares. As of the date of filing of this Annual Report, Nortel has a single class of ordinary shares.

W de Argentina - Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. have signed a Shareholders’ Agreement for the joint management of Sofora, Nortel, Telecom and its subsidiaries, including Telecom Personal.  However, as a result of the legal proceedings described under “Item 3—Key Information—Risk Factors—Risks Relating to Nortel—Our principal indirect shareholders are involved in various legal proceedings which impact our corporate governance and may result in changes of ownership by our controlling shareholders”, the influence of the Telecom Italia Group has been limited by judicial and administrative resolutions and neither the Telecom Italia Group nor the Werthein Group have been able to elect new directors at the shareholders’ meeting held on April 30, 2010. See “Item 8—Financial Information—Legal Proceedings— Legal Proceedings Relating to Share Ownership.”

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

The Werthein Group’s main lines of business include farming operations, insurance and financial activities and real estate activities, as described below:

•                  Farming Operations. Gregorio, Numo y Noel Werthein S.A.A.G.C. e I. (“GNNW”) is the name of the company that handles the businesses of the Werthein Group, mainly related to agribusiness activities and food products.  The company owns more than 217,576 acres in the primary farming areas of Argentina, harvesting more than 41,375 tons of different crops and with more than 30,651 heads of cattle dedicated to meat production.  It is also involved in the manufacturing of processed fruits as well as teas and other infusions.  Most of its products are aimed to the international markets with important exports worldwide.

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

•                  Financial Activities: The Werthein Group controls Holding W-S de Inversiones S.A., which has a minority interest in Standard Bank Argentina S.A. (an argentine commercial bank), Standard Investments S.A. Sociedad Gerente de Fondos Comunes de Inversión (a mutual fund management company) and Inversora Diagonal S.A. (which provides cash and collection management services).

•                  Real Estate Activities. The Werthein Group conducts real estate, construction, consulting, public works and other real-estate related activities through its interests in other companies.

Call options in favor of Telecom Italia International N.V.

In September 2003, Telecom Italia International N.V. acquired, for an aggregate purchase price of US$60 million, two call options on W de Argentina — Inversiones S.L.’S entire interest in Sofora (jointly, “the Telecom Italia Options”). The Telecom Italia Options are: a call option for the purchase of 48% of Sofora’s share capital, which can be exercised since December 31, 2008, and a call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013.

The exercise of the Telecom Italia Options is subject to the prior approval of the SC (according to SC Note No. 1,004/08, dated June 26, 2008 and SC Note 2,573/08, dated December 30, 2008) and is subject to legal proceedings described in this Annual Report.  See “Item 8—Financial Information—Legal Proceedings—Legal Proceeding Relating to Share Ownership—Resolutions of the CNDC, SC and SCI and related court rulings—c. Proceedings Relating to the Telecom Italia Group’s Ownership in Sofora—i. Proceedings Relating to the Telecom Italia Options”.

Ownership of Nortel’s Ordinary Shares

The following table sets forth, as of June 25, 2010 (except as described below), and based upon information available to the Company, each owner of 5% of any class of the Company’s equity securities and the total amount of each class of the Company’s equity securities owned by the Company’s directors and officers, as a group.

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

As of June 25, 2010, there were approximately 29,409,100 Series B ADSs (representing 1,470,455 Series B Preferred shares, or 100% of all Series B Preferred shares outstanding) held in the United States. Since certain of these Series B ADSs are held by nominees, the number of beneficial owners may be greater or less than such estimate.

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

Finally, with respect to the approval of Telecom’s financial budget, we were informed that the shareholders agreement provided for the formation of an advisory committee that will define the manner in which the vote will be exercised by their respective representatives in shareholders’ and meetings of the Board of Directors. This committee is comprised of two representatives of the Telecom Italia Group and two representatives of W de Argentina—Inversiones.  The committee shall resolve matters with a majority vote of its members.

Regarding legal and administrative proceedings that affect shareholders’ meetings, meetings of the Board of Directors of Sofora, Nortel and Telecom Argentina, and other corporate governance matters, see “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership—The Resolutions of the CNDC, SC and SCI and related court rulings.”

Related Party Transactions

Telecom has been involved in a number of transactions with its related parties since the Transfer Date.

Section 73 of Law No. 17,811, as amended by the Transparency Decree, provides that before a publicly-listed company may enter into an act or contract involving a “relevant amount” with a related party or parties, the publicly-listed company must obtain approval from its Board of Directors and obtain a valuation report from its audit committee or two independent valuation firms that demonstrates that the terms of the transaction are consistent with those that could be obtained at an arm’s-length basis. For the period that Telecom Argentina’s Audit Committee was not yet operational, the valuation report from two independent firms was optional. If the Audit Committee or two independent valuation firms do not find that the terms of the contract are consistent with those that could be obtained on an arm’s-length basis, approval must be obtained from the shareholders. For the purpose of section 73 of the Transparency Decree as amended by Decree No. 1,020/03, “relevant amount” means an amount which exceeds 1% of the issuers’ shareholders’ equity as contained in the latest approved financial statements, provided this amount exceeds P$300,000.

Under the terms of Telecom Personal’s financial debt, transactions with any holder of 10% or more of its shares and/or with any affiliate (any person that, directly or indirectly, controls or is controlled by or under common control with the company) must be made with terms no less favorable than those that would be obtained in a similar transaction between independent parties. Telecom Personal has adopted measures to adequately ensure compliance with this requirement.

Transactions with related parties of Sofora (including Telecom Italia and W de Argentina—Inversiones and/or their respective affiliates) resulted in expenses or purchases to Telecom of approximately P$159 million for the year ended December 31, 2009. Of that amount, P$139 million was incurred with Telecom Italia and its affiliates for telecommunications services received by Telecom, hiring of international capacity, purchases of equipment and materials and other services provided to Telecom, and P$20 million incurred with W de Argentina—Inversiones’ affiliates for insurance costs. See Note 7 to our Consolidated Financial Statements for more detail.

Among the above-mentioned expenses incurred through transactions with related parties of Sofora were payments of P$7 million in fiscal year 2009 made to Etec S.A. for international outbound calls. Etec S.A., the monopoly provider of fixed line and wireless telecommunications services in Cuba, is an affiliate of the Telecom Italia Group. The Telecom Italia Group holds, through Telecom Italia International, N.V., a 27% interest in Etec S.A. The other shareholders in the company include the Cuban government (which controls 51% of the company) and four other Cuban shareholders. In addition to its shareholding in Etec S.A., Telecom Italia International is a party to a shareholders’ agreement pursuant to which it has the right to designate certain senior executive officers and a majority of the board of directors of Etec S.A. on alternate years, and has also agreed to provide certain technical assistance to Etec S.A with respect to its fixed line and wireless services.  We do not believe that our affiliation with Etec S.A. is material to our results of operations or financial condition.

Transactions with related parties of Sofora resulted in income for services rendered by us of approximately P$40 million for the year ended December 31, 2009, corresponding to payments from Telecom Italia and its affiliates of P$29 million and from W de Argentina—Inversiones of P$11 million for telecommunications services provided by Telecom. See Note 7 to our Consolidated Financial Statements for more detail.

Transactions with related parties of Sofora for the year 2009 resulted in a net loss in financial results of P$6 million corresponding to transactions with W de Argentina—Inversiones.

At the beginning of 2009, Telecom Argentina and Telecom Personal entered into new technical services agreements with Telecom Italia for the term of one year.  These agreements were submitted for prior approval in accordance with the procedure established by Decree No. 677/01 for contracts with related parties. The agreements were submitted to an independent firm for evaluation and found to be “reasonable” and “in accordance with market practice in all material respects.” These technical services agreements also were submitted and approved by Telecom Argentina’s Audit Committee and its Board of Directors.  Under these agreements, Telecom Argentina and Telecom Personal incurred P$11 million and P$9 million for the year ended December 31, 2009, respectively, which are included in the total amount of expenses mentioned above.

In mid 2010, Telecom Argentina and Telecom Personal entered into new technical services agreements with Telecom Italia which expire in September 2010.  Under these agreements, Telecom Argentina and Telecom Personal will incur costs of €1.0 million and €0.6 million, respectively, for the duration of the contract.

As of December 31, 2009, Nortel had outstanding financial debt of approximately P$16 million in the form of various renewable one-year-term loans from Telecom Personal.  The average annual interest rate on these loans was 9.2% and the largest amount outstanding during the past fiscal year was P$6 million.  Nortel applied these funds to its fiscal and administrative expenses.  Nortel repaid these loans on May 6, 2010 and there is no indebtedness outstanding to Telecom Personal as of the date of this Annual Report.

As of December 31, 2009, we had no loans outstanding to executive officers of Nortel and Telecom had no loans outstanding to executive officers of Telecom Argentina.

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

Legal Proceedings

Legal Proceedings Relating to Share Ownership

In 2007, certain parties holding an indirect interest in Telecom Italia S.p.A, one of our indirect controlling shareholders, entered into a transaction which resulted in a change in the indirect ownership in Telecom Italia.  Following announcement of the transaction, various legal and administrative proceedings were initiated in Argentina, including challenges brought by W de Argentina - Inversiones S.L. and Messrs. Adrián, Gerardo, Daniel and Darío Werthein with respect to corporate governance matters and resolutions of the meetings of the Board of Directors and shareholders of Sofora, Nortel, Telecom Argentina and Telecom Personal (jointly the “Telecom Argentina Group Companies”), actions brought by Telecom Italia S.p.A. and Telecom Italia International N.V., lawsuits initiated by Jorge Luis Pérez Alati and other directors appointed at the request of the Telecom Italia Group, various resolutions of the CNDC, SC and SCI and related court rulings with respect to exercise of certain shareholder and director voting rights and other governance matters, and proceedings relating to the Telecom Italia Options and a divestment order issued by the CNDC.

Background—Description of the Transaction

On October 25, 2007, Telefónica, S.A. (of Spain) issued the following public statement: “Telefónica, S.A., Assicurazioni Generali S.p.A, Intesa San Paolo S.p.A, Mediobanca S.p.A and Sintonia S.A. (Benetton) have bought today, October 25, 2007, Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which holds approximately 23.6% of Telecom Italia S.p.A.’s voting shares.” We refer to this transaction as the “Transaction”. Pursuant to Telecom Italia’s last publicly-filed report (Telecom Italia S.p.A.’s financial statements as of December 31, 2009), Telco S.p.A. currently owns approximately 22.45% of Telecom Italia S.p.A.’s voting shares.

Actions Taken by Telecom Argentina’s Board of Directors With Respect to the Transaction

Because Telefónica de Argentina S.A., a subsidiary of Telefónica, S.A. (of Spain), is Telecom Argentina’s main competitor, before the Transaction closed, Telecom Argentina’s Board of Directors analyzed the possible implications that the Transaction could have for Telecom Argentina, especially under the Argentine Antitrust Act, resulting in the existence of divided opinions within the Board of Directors based on reports prepared by experts.

Consequently, Telecom Argentina and its directors and alternate directors filed notes with the Regulatory Authorities, expressing their personal opinions regarding the Transaction. These notes are available at the CNV website (www.cnv.gov.ar).

On November 8, 2007, Telecom Argentina’s Board of Directors resolved to undertake the following actions:

•                  Submit a note to the CNDC, the SC and the CNC in connection with the applicable administrative proceeding declaring that Telecom Argentina had not taken any part whatsoever in the Transaction. Additionally, and specifically since 46% of Telecom Argentina’s capital stock is either listed on the BCBA, the NYSE or the Mexican Stock Exchange or pertains to shares under the Share Ownership Plan, the Board resolved to request that any measure taken by the Regulatory Authorities with respect to the Transaction should not affect Telecom Argentina, as it was not a party to it.

•                  Notify Telefónica, S.A. (of Spain) and Telefónica de Argentina S.A. that, if as a result of the Transaction, Telecom Argentina were to suffer any damage or loss of any nature, it reserved the right to bring any and all legal actions deemed appropriate to obtain full and complete compensation for its losses.

On November 9, 2007, Nortel’s Board adhered to and supported the above-mentioned decisions adopted by Telecom Argentina.  All of the above-mentioned notes were submitted on November 20, 2007.

On December 7, 2007 Telefónica, S.A. (of Spain) responded by stating that “to the extent it has no participation whatsoever in Telecom Argentina’s management, it could hardly cause Telecom Argentina any damage, either directly or indirectly” as it had previously declared before the relevant authorities.

Proceedings brought by W de Argentina-Inversiones S.L. and Messrs. Werthein

With respect to the complaint “Werthein, Gerardo y Otros c/ Telecom Italia S.p.A y Otros s/ ordinario”, W de Argentina - Inversiones S.L. and Messrs. Adrián, Gerardo, Daniel and Darío Werthein filed a request for a precautionary measure before the National Court of First Instance for Federal Commercial Matters N° 16 (the “Court N°16”), declaring that the Telecom Italia Group and directors appointed to the Telecom Argentina Group Companies at the request of the Telecom Italia Group have a conflict of interest with the Telecom Argentina Group Companies. Court N°16, in accordance with article 204 of the Code of Civil and Commercial Procedure (“CPCCN”), rejected the request for the precautionary measure but designated an Observer to monitor the Telecom Argentina Group Companies (the “Reporting Observer”). The companies affected by the precautionary measure filed an appeal against such measure but the National Court of Appeals for Commercial Matters affirmed the resolution.

The Reporting Observer was appointed to assist Court N°16 in its evaluation of whether a real risk of conflict of interest in the decision-making of the Telecom Argentina Group Companies existed, as a result of Telefónica, S.A. (of Spain)’s participation in Telco S.p.A.  Court N°16 extended the Reporting Observer’s original two-month period until September 19, 2008.  The Reporting Observer submitted its reports regarding the original term of appointment on May 14, 2008 and delivered its final report to the Court in September 2008.  This report was the subject of objections on one hand and requests for expansion on the other hand by the parties involved in the trial.

The plaintiffs in the above-mentioned proceeding requested that a declaratory judgment be issued stating that, as long as Telefónica, S.A. (of Spain) continues to hold stock in the Telecom Italia Group:  a) Telecom Italia S.p.A. and its subsidiary Telecom Italia International N.V. have a conflict of interest with the Telecom Argentina Group Companies pursuant to Article 248 of Law No. 19,550 and b) directors appointed to the above-mentioned companies at Telecom Italia S.p.A.’s request have a conflict of interest with the Telecom Argentina Group Companies pursuant to Article 272 of Law No. 19,550. The Telecom Argentina Group Companies and directors who are defendants in this action have challenged the filed complaint. On February 15, 2010, the presiding judge rejected an appeal filed by certain co-defendants alleging lack of jurisdiction. As of the date of this Annual Report, the case has not yet entered the discovery phase.

On February 15, 2010, Nortel, Telecom Argentina and Telecom Personal were notified of a mediation session which would focus on three aspects of a separate case named “W de Argentina Inversiones S.L. and Adrián Werthein c/Telefónica, S.A. (of Spain), Telecom Italia S.p.A., Sofora Telecomunicaciones S.A., Telecom Argentina S.A., Nortel Inversora S.A. and Telecom Personal S.A.” dealing with: (i) piercing of the companies’ corporate veil; (ii) the assignment of responsibility to Telefónica, S.A. (of Spain) and Telecom Italia S.p.A. for actions carried out by Sofora and its subsidiaries, as vehicles and instruments used to violate Argentine public policy laws and (iii) compensation for damages caused.  The mediation process was terminated as (i) one of the claimants was not present at the mediation session and (ii) the mediator recused himself from the case.

Resolutions of the CNDC, SC and SCI and related court rulings

The Transaction has generated differing opinions regarding its impact on Argentina’s telecommunications market in light of the Argentine Antitrust Act and the existing regulatory framework. Consequently, the CNDC, the SC and the SCI have intervened in order to examine such effects.  Actions taken by these bodies include, among other things, the following matters: (i) the suspension of the Telecom Italia Group’s voting rights and the voting rights of directors appointed at the request of the Telecom Italia Group; (ii) certain resolutions regarding governance matters affecting the Company; (iii) legal proceedings relating to the Telecom Italia Group’s ownership in Sofora, including its ability to exercise the Telecom Italia Option and an order for the divestment by the Telecom Italia Group of its ownership in Sofora.

The Telecom Italia Group and, when party to the proceedings, the Telecom Argentina Group Companies, have filed a series of appeals objecting to certain orders issued in connection with these proceedings, as described below.

a. Proceedings affecting certain members of the Board of Directors and shareholder voting rights

On January 9, 2009, the CNDC issued Resolution No. 4/09, in which it ruled, among other things:

i)                 that the Transaction is subject to the prior analysis set forth in the Argentine Antitrust Act, and therefore, that the companies involved in the Transaction must comply with the provisions of such Act;

ii)              that, until the CNDC issues a resolution pursuant to section 8 of the Argentine Antitrust Act with respect to the Transaction, the purchasers shall abstain from exercising — directly or indirectly — their voting rights as direct or indirect shareholders of Telecom Italia S.p.A., Telco S.p.A., Olimpia S.p.A., Telecom Italia International N.V., Sofora, Nortel, Telecom Argentina and its controlled companies.

The Company has been informed that Resolution No. 4/09 was appealed and on June 17, 2010, Chamber A of the Criminal Economic Court of Appeals (“CNAPE”) ruled that the appeal against the order cited in above item (i) had been wrongly admitted and annulled the decision regarding voting rights cited in item ii) above.

On March 30, 2009, the CNDC issued Resolution No. 43/09, designating two Observers for a term ending on April 30, 2009, responsible for verifying that directors and members of the Supervisory Committee appointed by Telecom Italia S.p.A. or Telecom Italia International N.V. to the Telecom Argentina Group Companies comply with terms of Resolution No. 04/09. Subsequently, the CNDC extended the Observers’ term of appointment until June 22, 2009.

Additionally, on April 3, 2009, the CNDC issued Resolution No. 44/09, through which it resolved the following:

•                  Telecom Italia S.p.A. and Telecom Italia International N.V., their attorneys-in-fact, officers and directors, and the attorneys-in-fact, officers and directors of their direct and indirect shareholders and the directors and members of the Supervisory Committee appointed at the request of Telecom Italia S.p.A. or Telecom Italia Internacional N.V. at Sofora, Nortel, Telecom Argentina, Personal, Microsistemas and Cubecorp should have refrained and shall refrain from taking any actions which involved or may involve in the future, directly or indirectly, the exercise of the voting rights, exclusively, or from deciding or giving instructions for the exercise of voting rights, and

•                  Sofora, Nortel, Telecom Argentina, Personal, Microsistemas and Cubecorp must revoke and retract all decisions passed by the Board of Directors, Committees, Supervisory Committees, Attorneys-in-fact or Managers, or those holding similar positions, which implied the exercise of voting rights since January 9, 2009, the date on which the CNDC passed Resolution No. 4/09.

CNDC Resolution No. 44/09 was appealed, but the CNDC rejected said appeal. Therefore, the Telecom Argentina Group Companies, among others, filed a request for review with the Civil and Commercial Federal Court of Appeals (“CNACCF”) seeking to overturn this rejection. The CNACCF accepted the request for review and on

April 24, 2009, it suspended Nortel’s Annual Shareholders’ Meeting scheduled for April 29, 2009.(1)

On July 27, 2009, Chamber II of the CNACCF sustained a request for a precautionary measure filed by Telecom Italia Group suspending the effects of CNDC Resolution No. 44/09.

On June 17, 2010, Chamber A of the CNAPE annulled CNDC Resolution No. 44/09.

On May 27, 2009, the CNDC issued Resolution No. 64/09, ordering Telecom Argentina’s Board of Directors to carry out the following actions: (i) to immediately reestablish the previously-dissolved Steering Committee; (ii) to revoke the previous unification of the roles of the General Directors (of Corporate Matters and of Operations) into a single Chief Executive Officer position, thereby restoring the roles prior to this unification and (iii) to revoke the changes made to the internal authorization regime and any other decision adopted (which implies the exercise of voting rights) since the issuance of Resolution No. 4/09 on January 9, 2009 (which calls for the suspension of the exercise of voting rights). On October 21, 2009, the CNAPE, Chamber A, resolved the appeal against this Resolution which had been filed, by Telecom Argentina and certain of its directors, among others. The court declared said resolution null, holding that the CNDC was not entitled to issue precautionary measures such as those contained in Resolution No. 64/09.

On August 26, 2009, the National Court of First Instance for Federal Administrative, Litigious Matters N° 6 (“Court No. 6”) issued a precautionary measure ruling as follows: i) Telecom Italia International N.V., as part of the call option agreement, shall abstain from executing any legal act related to said agreement, including the exercise, assignment, or disposal of rights arising from the call option agreement; ii) the voting rights of Telecom Italia S.p.A and Telecom Italia International N.V., as direct shareholders of Sofora and indirect shareholders of Nortel, Telecom Argentina, Telecom Personal and their respective subsidiaries in Argentina, including those arising from the shareholders’ agreement entered into with W of Argentina Inversiones S.L. shall be suspended and iii) the members of the Board of Directors of Sofora, Nortel, Telecom Argentina and Telecom Personal appointed to carry out such duties at the request of Telecom Italia SpA and/or Telecom Italia International N.V shall be suspended. The latter suspension implies a prohibition to participate, deliberate and vote at meetings of the Board of Directors but does not entail the suspension of the directors’ information rights, nor the suspension of the exercise of their duties as members of the Audit Committee or their attendance at the meetings of Telecom Argentina’s Steering Committee. Court N° 6 issued a resolution on August 28, 2009, further clarifying the above-mentioned precautionary measure by stating that said suspension of the performance of certain directors’ duties “…also implies that they shall not count towards a quorum in Board meetings…”

The Telecom Argentina Group Companies filed a motion for reconsideration or, in the alternative, request for appeal against the decision mentioned in the preceding paragraph. Court No. 6 denied the motion for reconsideration and granted the appeal, though the grant of this appeal did not suspend the precautionary measure’s effects. On November 6, 2009, the National Federal Court of Appeals in Contentious Administrative Federal Matters, Chamber III upheld the above-mentioned precautionary measure.

On November 24, 2009, Nortel, Telecom Argentina and certain other parties filed an extraordinary appeal against this measure.  As of the date of this Annual Report, a decision of the Argentine Supreme Court has not yet been reached regarding this federal extraordinary appeal.

On March 8, 2010, in order to enforce the precautionary measure issued on August 26, 2009 which suspended the directors of the Telecom Argentina Group Companies appointed at the request of Telecom Italia Group, Court No. 6: (i) ordered the immediate suspension of all calls to board meetings and/or shareholders’ meetings made by the directors included in the precautionary measure, (ii) transferred, via a court order, all corporate books to the

(1)  The Telecom Italia Group and the Telecom Argentina Group Companies considered that the CNACCF was competent to hear the appeals relating to the antitrust matters. However, the CNDC considered that the CNAPE was competent to hear such appeals. Since both appellate courts considered themselves competent to hear the appeals, this created a conflict between the CNACCF and the CNAPE. The Argentine Supreme Court resolved the conflict on April 16, 2010 by ruling that all antitrust issues related to the Transaction were to be resolved by the CNAPE. Hence, all the case files held by the CNACCF were transferred to the CNAPE.

Vice-Chairman in exercise of the Chairman position and appointed him legal representative in each of the Telecom Argentina Group Companies, and (iii) notified other officers of Nortel, Telecom Argentina and Telecom Personal of the suspension of the directors appointed at the request of Telecom Italia S.p.A. Nortel was notified about this decision and the respective orders on March 9, 2010. On March 11, 2010, Chamber II of the CNACCF issued a resolution which denied a precautionary measure requested by Telecom Italia S.p.A. to suspend the precautionary measures issued by Court No. 6.

b. Judicial Resolutions suspending Board of Directors and Shareholders’ Meetings of the Telecom Argentina Group Companies

As mentioned before, on April 24, 2009, the CNACCF provisionally suspended Nortel’s annual shareholders’ meeting scheduled for April 29, 2009. On July 27, 2009, Chamber II of the CNACCF sustained a request for a precautionary measure filed by Telecom Italia Group suspending the effects of CNDC Resolution No. 44/09, which allowed Nortel to call a new annual shareholders’ meeting for September 11, 2009.

On September 3, 2009, Chamber II of the CNACCF notified Nortel of a new resolution issued in the case named “Telecom Italia S.p.A. y Otro s/Recurso de Queja por Recurso Directo Denegado” (Telecom Italia S.p.A. and others s/Appeal regarding Direct Rejected Appeal). The court decided to suspend Nortel’s annual shareholders’ meeting scheduled for September 11, 2009 and the meeting of the Board of Directors scheduled to take place immediately thereafter.

As a result of the enforcement order issued by Court No. 6 on March 8, 2010 and, given that Chamber II of the CNACCF issued a resolution on March 11, 2010 denying a precautionary measure requested by Telecom Italia S.p.A. to suspend the precautionary measures issued by Court No. 6, Nortel’s shareholders’ meetings for fiscal years 2008 and 2009 could be held, subject to certain limitations described below.

Consideration of certain items in the agendas for the annual shareholders meetings of Nortel, Telecom Argentina and Telecom Personal was suspended by precautionary measures issued by the Commercial Court of First Instance No. 26.  On April 20, 2010, the Commercial Court of First Instance No. 26 (“Court N° 26”), Secretariat No. 51 notified Nortel that it had sustained the precautionary measure requested by certain suspended directors in the case named “Pérez Alati Jorge Luis y otro c/ Telecom Personal S.A. s/ Ordinario”, thus suspending consideration of items 8, 13, 14, 15, 16, 21, 22 and 23 of the agenda at Nortel’s Annual Shareholders’ Meeting scheduled for April 30, 2010. The suspended items from Nortel’s agenda are as follows:

8) Consideration of the performance of the Board of Directors and the Supervisory Committee since April 30, 2008 until the date of the shareholders’ meeting.

13) Determination of the number of regular and alternate directors for the twenty-second fiscal year (“Fiscal Year 2010”).

14) Election of the regular and alternate directors for Fiscal Year 2010 by Class A Preferred Shares.

15) Election of the regular and alternate directors for Fiscal Year 2010 by Common Shares.

16) Election of the regular and alternate members of the Supervisory Committee for Fiscal Year 2010.

21) Consideration of Item Four of the Agenda of Shareholders’ Meeting dated April 30, 2008 which had not been fully resolved by the shareholders: “Consideration of the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended December 31, 2007.”

22) Consideration of Item Five of the Agenda of Shareholders’ Meeting dated April 30, 2008 which had not been fully resolved by the shareholders: “Consideration of the Board of Directors’ compensation for the fiscal year ending December 31, 2007, amounting to P$324,000.- (appropriated amount), equivalent to 0.10% of the “Calculated Profits”, determined as stipulated in Section 3° of Chapter III of the Rules of the Comisión Nacional de Valores, vis a vis the proposal of non-distribution of dividends due to the Company’s lack of liquidity.”

23) Consideration of Item Seven of the Agenda of Shareholders’ Meeting dated April 30, 2008 which had not been fully resolved by the shareholders: “Fees payable to the Supervisory Committee for the nineteenth fiscal year.”

Court N° 26 also suspended similar matters from Telecom Argentina’s and Telecom Personal’s agenda for their Annual Shareholders’ Meeting scheduled for April 28, 2010 and April 20, 2010, respectively. The Annual Shareholders’ Meeting of Nortel, Telecom Argentina and Telecom Personal were held and the provisions of the aforementioned precautionary measure were complied with. Nortel, Telecom Argentina and Telecom Personal have appealed the precautionary measures issued by Court N° 26.

c. Proceedings Relating to the Telecom Italia Group’s Ownership in Sofora

i.      Proceedings Relating to the Telecom Italia Options

On December 30, 2008, the Telecom Italia Group requested authorization from the SC to exercise the Telecom Italia Options and transfer the shares they would acquire.  This request was denied by SC Resolution No. 1/09 dated January 9, 2009.

On December 29, 2008, the CNDC issued Resolution No. 123/08 resolving that, until the CNDC issues its decision in the matter of Telecom Italia Options, as provided by Law No. 25,156 (the “Argentine Antitrust Act”), the Telecom Italia Group Companies “must refrain from exercising, assigning, transferring or taking any other action with respect to those purchase options.” The Telecom Italia Group filed an appeal against Resolution No. 123/08. On January 28, 2009, the CNDC, through Resolution No. 6/09, rejected the appeal. Given the rejection of the appeal, the Telecom Italia Group filed a complaint with the CNACCF, requesting its review. The CNACCF declared itself competent to review the appeal, granted the appeal and served the Argentine government with notice of said appeal. On April 16, 2010, the Argentine Supreme Court assigned the appeals related to the transaction filed against the CNDC and SCI resolutions relating to the Argentine Antitrust Act to the CNAPE, Chamber A.  On June 17, 2010, Chamber A of the CNAPE annulled CNDC Resolution No. 123/08.

On March 26, 2009, the Chamber I of the Federal Court of Appeals for Administrative Litigious Matters issued a precautionary measure at the request of Grupo Dracma S.A. and W de Argentina- Inversiones S.L, declaring the suspension of the exercise of the Telecom Italia International N.V.’s rights set forth in the purchase option contract. This suspension will be effective until the SC renders a final decision regarding the validity of the possible legal effects of the Transaction in Argentina or, alternatively, when a final decision is rendered regarding the underlying matter for which the precautionary measure was issued, whichever occurs first. Telecom Italia International N.V. filed an extraordinary federal appeal against said precautionary measure, and upon rejection of said appeal, filed a request for review with the Argentine Supreme Court. The matter is still pending before the Argentine Supreme Court.

As mentioned above in “Proceedings affecting certain members of the Board of Directors and shareholder voting rights,” Court N° 6 issued a precautionary measure on August 26, 2009 decreeing that Telecom Italia international N.V., as part of the shareholders’ agreement and the call option agreement, abstain from executing any legal act related to said agreements, including the exercise, assignment, or disposal of rights arising from the call option agreement.

Telecom Argentina has also been informed that W de Argentina — Inversiones S.L. filed a complaint against Telecom Italia International N.V., before the National Commercial Court of First Instance N° 8, Secretariat N° 15 of the City of Buenos Aires, with the purpose of obtaining a decree of nullity on the Telecom Italia Options. As of the date of this Annual Report, resolution of the complaint is still pending.

ii. Order to divest Telecom Italia’s S.p.A.’s Ownership in Sofora

On July 23, 2009, in accordance with the provisions of Section 16 of the Argentine Antitrust Act, the SC issued its report and reasoned opinion to the CNDC, concluding that the Transaction, to which Telecom is not a party, “violates the regulatory framework for telecommunications”. This report can be reviewed at www.secom.gov.ar.

On September 1, 2009, the CNDC notified Nortel of the SCI’s Resolution No. 483/09 which encompasses the conclusions of CNDC Opinion No. 744.  This resolution:

(i)    orders that the effectiveness of the Transaction shall be subordinated to the extent necessary to permit the effective and irrevocable compliance with an order for divestment all of the shares that Telecom Italia S.p.A. possesses, either directly or indirectly, in Sofora. The resolution also orders Telecom Italia S.p.A. to divest all assets and rights it could have in Sofora and its controlled companies, including the Telecom Italia Options;

(ii)   grants the CNDC powers to establish guidelines for divestment, within a maximum period of sixty days, and advises that said divestment be carried out within a maximum period of one year; and

(iii)  requires that, once the divestment process has been completed, the CNDC shall submit an opinion to the SCI, so that the SCI may issue a final resolution about the Transaction.

On January 6, 2010, the SCI issued Resolution No. 3/10, which approved the divestment guidelines set by the CNDC in its Resolution No. 1/10.  Nortel, Telecom Argentina and Telecom Personal, among others, filed appeals against SCI Resolution No. 3/10 and CNDC Resolution No. 1/10 and requested the issuance of a precautionary measure suspending their respective effects. The CNACCF granted the requested precautionary measure.

On February 1, 2010, Chamber A of the CNAPE annulled SCI Resolution No. 483/09 in a case to which the Telecom Argentina Group Companies are not party, and ordered “that a new resolution be issued through the appropriate authority after a new proceeding.” Given this decision, the Ministry of Economy and Public Finance issued Resolution No. 82/10, instructing the Ministry’s Secretary of Economic Policy to resolve the case pending before the CNDC which analyzes the Transaction. In turn, the Secretary of Economic Policy, via Resolution No. 14/10, resolved to: (i) confirm that the Transaction is subject to its prior review pursuant to Article 8 of Law No. 25,156, (ii) render ineffective SCI resolutions No. 483/09 and 3/10, and (iii) instruct the CNDC to take the necessary steps under the aforementioned case in order to redirect the procedure.

On February 25, 2010, the CNDC issued resolution No. 30/10 taking into account the above-mentioned Resolutions 82/10 and 14/10 as well as the potential decisions that could be adopted according to the Argentine Antitrust Act, ruling as follows: i) granting a hearing to Telecom Italia S.p.A. and Telecom Italia International N.V. so that they could challenge the resolutions and exercise their right to a legal defense within a 15-day period allotted for said challenge, in the case “Pirelli & C S.p.A. y Otros s/ Notificación Artículo 8° Ley 25.156.” (Pirelli & C S.p.A. and Others s/Notification Article 8 Law 25,156) and ii) notifying Telefónica S.A. (of Spain), Assicurazioni Generali S.p.A., Sintonía S.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Telco S.p.A., Pirelli & C S.p.A., Sintonía S.p.A., Sofora Telecomunicaciones S.A., Nortel Inversora S.A., Telecom Argentina S.A. and Telecom Personal S.A. of their standing to object to said resolutions.

On March 18, 2010, the CNDC issued Resolution No. 38/10, deciding inter alia, to grant the appeals filed against CNDC Resolution No. 30/10 (though the grant of this appeal did not suspend the effects of Resolution N° 30/10), to form an ancillary appeal and elevate this case to Chamber A of the CNAPE.

On May 6, 2010, Chamber A of the CNAPE resolved that the above-mentioned Resolutions No. 82/10, 14/10 and 30/10 are not subject to appeal.

Vote for non-approval of Mr. Gerardo Werthein’s performance as Regular Director and challenges to the decision of Telecom Argentina’s Board of Directors

a)     At the Annual Shareholders’ Meeting held on April 29, 2008, Telecom Argentina’s shareholders decided, upon a majority vote, not to approve Mr. Gerardo Werthein’s performance as Regular Director during fiscal year 2007.  Mr. Werthein brought a claim before the courts requesting the annulment of this decision. Nortel was cited as a third party in this claim pursuant Article 94 of the CPCCN. Telecom filed an answer to this complaint seeking that it be rejected. Subsequently, the plaintiffs alleged the existence of additional facts and the case is currently under review.

b)    On November 5, 2008, Mr. Gerardo Werthein initiated legal action against Telecom Argentina in order to have certain decisions that had been adopted at meetings of Telecom Argentina’s Board of Directors held on August 5, 2008 and September 10, 2008 declared null and void. Specifically, this legal action seeks to annul the decision to appoint Mr. Franco Bertone as Telecom’s Chief Operating Officer and the decision to reject several motions proposed by Mr. Gerardo Werthein, which he claimed were designed to adequately protect the best interests of the corporation. Telecom Argentina filed an answer to the complaint on May 27, 2009 requesting rejection of this complaint. A hearing was scheduled for April 29, 2010 pursuant to the terms of Article 360 of CPCCN. This hearing was not held given that both the hearing, and the case were stayed at the plaintiff’s request.

c)     Telecom was notified of a mediation session in August 2009 in connection with a separate case also identified as “Werthein, Gerardo c/ Telecom Argentina S.A. s / Nullity of Resolutions of the Board of Directors”. On August 24, 2009 the mediation ended as the parties had not arrived at any agreement. As of the date of this Annual Report, Nortel has not been notified of the commencement of a formal judicial proceeding in this case.

d)    In the case, “Pérez Alati, Jorge Luis and other c/o Telecom Personal S.A. and others,” certain suspended directors seek a declaratory judgment nullifying certain decisions adopted by Telecom Argentina’s and Telecom Personal’s Board of Directors at each of their meetings on March 16, 2010.  Said decisions consisted of the non-approval of transactions with Telecom Italia S.p.A. and related parties of the Telecom Italia Group.  On May 31, 2010, the mediation ended as the parties had not arrived at any agreement.

A court has yet to issue a decision regarding these matters.

Other Information

Nortel, Telecom Argentina and Telecom Personal have filed, in accordance with Argentine and SEC rules on publication of information regarding material events, several notices and information regarding the above matters.  This information is available in Spanish at the CNV website:  www.cnv.gov.ar (section “Autopista Financiera”) and in English at the SEC website: www.sec.gov.

As of the date of this Annual Report, we cannot predict if additional measures will be taken by the CNDC, the SC, the SCI, or other relevant authorities or courts, and whether and how, if taken, these could affect Nortel or Telecom’s operations.

Dividend Policy

Under the Argentine Corporations Law, dividends may only be declared out of liquid and realized profits determined based on non-consolidated financial statements prepared in accordance with Argentine GAAP and other applicable regulations issued by the CNV and other regulatory bodies.  Furthermore, liquid and realized profits can only be distributed when all of the accumulated deficit from past periods has been absorbed and the legal reserve has been constituted (or reconstituted).  Pursuant to the terms of issuance of the Series B Preferred Shares, in respect of any fiscal year, holders of Series B Preferred Shares are entitled to a dividend in an amount equal to approximately 48.96% of the earnings of Nortel legally available for distribution remaining after providing for any dividend and redemption payments (whether scheduled or mandatory) in respect of Series A Preferred Shares. The holders of Nortel’s ordinary shares are entitled to receive the remaining 51.04%.

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

In addition, beginning in 1998 and continuing through 2009, Nortel was required to make redemption payments on its Series A Preferred Shares of P$55 million per year plus CER and dividend payments. If Nortel does not have sufficient cash to make the required redemption and dividend payments, the redemption payments and dividend payments will continue to accrue and will become due and payable when Nortel obtains the required cash.  Such redemption payments reduce the amount which would otherwise be available to make dividend payments on Series B Preferred Shares and Nortel ordinary shares. Nortel has not made any redemption or dividend payments on the Series A Preferred Shares since 2001 due to the lack of liquid and realized profits and/or distributable reserves, therefore all scheduled redemption payments have continued to accrue. As of December 31, 2009, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was approximately P$1,156 million including the effects of CER.

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

The legal ability of shareholders at any annual meeting of Telecom Argentina to vote to distribute dividends depends on: (i) absence of any accumulated deficit and existence of required legal reserves; (ii) the existence of liquid and realized profits in excess of (i); and (iii) satisfaction of financial conditions necessary to distribute dividends without negatively affecting the interests of Telecom Argentina.

Telecom Argentina’s shareholders, at their meeting of April 29, 2008, approved the transfer of the accumulated deficit at December 31, 2007, in its entirety, to the next fiscal year.  Following this action, Telecom’s accumulated deficit amounted to P$708 million and no dividends were permitted for fiscal year 2007. As mentioned above, until it absorbed the remaining accumulated deficit and fully reconstituted its legal reserve to an amount of P$277 million, Telecom Argentina was prohibited from making any distributions. Net income for the 2008 was P$961 million, while retained earnings as of December 31, 2008 showed a positive balance of P$253 million. The Board of Directors submitted for consideration at the annual shareholders’ meeting, the allocation of retained earnings in the amount of P$253 million for the partial reconstitution of the legal reserve which had previously been absorbed on April 27, 2006. However, Telecom Argentina’s shareholders meetings were provisionally suspended by precautionary measures. See “—Legal Proceedings Relating to Share Ownership—Resolutions of the CNDC, SC and SCI and related court rulings”.  This measure was approved at Telecom Argentina’s shareholders’ meeting of April 28, 2010.

In addition, at this meeting, Telecom Argentina’s shareholders approved the distribution of a cash dividend in two installments. Telecom Argentina paid its shareholders approximately P$689 million on May 5, 2010 (of which P$377 million was paid to Nortel Inversora S.A.), subject to a deduction for the personal asset tax payable by shareholders in 2009, and is scheduled to pay a second installment of dividends in the amount of approximately P$364 million on December 20, 2010 (of which P$200 million is scheduled to be paid to Nortel Inversora S.A.).

In preparing the Annual Report in compliance with Argentine requirements, at the end of each fiscal year, the Board of Directors analyzes Nortel’s economic and financial position and its compliance with the above-mentioned restrictions.  The Board of Directors then proposes a course of action with respect to retained earnings, which may or may not include a dividend distribution.  Nortel’s shareholders will then make a decision on the Board’s proposal at the Shareholders Meeting.

Significant Changes

No undisclosed significant changes have occurred since the date of the Consolidated Financial Statements.

ITEM 9.                             THE OFFER AND LISTING

The capital stock of Nortel is divided into three classes: Series A Preferred Shares, nominal value P$10.00 each, Series B Preferred Shares, nominal value P$10.00 each, and Ordinary Shares, nominal value P$10.00 each.

As of June 25, 2010, the number of shares authorized and outstanding was as follows:

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

	Per Series B ADS
	High	Low
	(dollars)
Annual
2005	12.20	6.50
2006	14.21	6.87
2007	28.05	12.52
2008	20.85	3.00
2009	3.57	16.40
Quarterly
2007
First Quarter	15.80	12.52
Second Quarter	28.05	14.50
Third Quarter	25.79	17.30
Fourth Quarter	24.19	20.09
2008
First Quarter	20.85	16.10
Second Quarter	19.50	12.82
Third Quarter	15.10	10.10
Fourth Quarter	11.25	3.00
2009
First Quarter	4.63	3.57
Second Quarter	6.35	3.89
Third Quarter	10.55	6.20
Fourth Quarter	16.40	10.40
Monthly
2009
December	15.10	14.01
2010
January	16.80	14.90
February	17.50	15.25
March	20.00	16.75
April	22.60	19.96
May	21.91	16.78
June (through June 25, 2010) May	20.50	17.35

On June 25, 2010, the reported last sale price of the Series B ADSs on the New York Stock Exchange was US$20.20.

Under New York Stock Exchange rules, the ADSs average closing price of a security cannot be less than US$1.00 over a 30-day trading period. Consequently, on July 22, 2002, Nortel was notified by the New York Stock Exchange that (i) it did not meet the minimum share price criteria for continued listing on the exchange and (ii) it had to bring its share price and average share price back above $1.00 within six months of receipt of the notification or it would be delisted. Nortel agreed with the New York Stock Exchange that in order to remedy the price deficiency it would seek shareholder approval for a change in the ratio of ordinary shares to ADSs at the annual shareholders’ meeting on April 30, 2003. However, prior to April 30, 2003, Nortel’s share price increased so that Nortel’s ADSs met the New York Stock Exchange’s standards on minimum price per ADS at the time of its annual shareholders’ meeting. Nevertheless, at its annual shareholders’ meeting held on April 30, 2003, Nortel’s shareholders granted its board of directors the power to change the ratio of ADSs to ordinary shares if necessary in the future.

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

ITEM 10.                      ADDITIONAL INFORMATION

BYLAWS AND TERMS AND CONDITIONS OF ISSUANCE OF
SERIES A AND B PREFERRED SHARES

Register

The Company’s bylaws were originally registered in the Inspección General de Justicia (General Board of Corporations) on October 31, 1990 under number 8025, book 108, volume “A” of Corporations. The Company amended its bylaws on February 18, 2004 and registered the amendment with the General Board of Corporations on April 28, 2004 under number 5.169, book 24 of Corporations.

Objects and Purposes

The bylaws state that the purpose of the Company is to invest in other companies, except for those activities regulated by the Law of Financial Entities No. 21,526. In particular, the bylaws state that the purpose of the Company is to acquire and maintain a controlling interest in Sociedad Licenciataria Norte Sociedad Anónima (presently known as Telecom). The bylaws authorize the Company to take all actions permitted by law to fulfill the aforementioned Company purpose.

On April 30, 2003 Nortel’s shareholders voted not to adopt the regime established by Decree 677/01 (the Statutory Regime of Public Offer of Mandatory Acquisition) and approved the following modification to Article 1 of the Company’s bylaws:

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

In connection with recommending any action for approval by shareholders, the Board of Directors of Nortel has obtained opinions of counsel concerning the compliance of the actions with Argentine law and Nortel’s bylaws (or regulations, if any).  Nortel currently intends to obtain similar opinions in the future. Although the issue is not free from doubt, based on advice of counsel, Nortel believes that a court in Argentina in which a case has been properly presented would hold that a noncontrolling shareholder voting in good faith and without a conflict of interest in favor of such a resolution based on the advice of counsel that such resolution is not contrary to Argentine law or Nortel’s bylaws or regulations would not be liable under this provision.

Voting Rights

The holders of Series B Preferred Shares, or their proxies, shall be entitled to attend the Shareholder Meetings of Nortel but their attendance shall not be required to form a quorum and they shall have no voting rights, except: (i) if, after Nortel’s third full fiscal year in existence, dividends could be but have not been fully paid on the Series B Preferred Shares; (ii) if Nortel fails to comply with any of the covenants described below, including the covenant to ensure Telecom Argentina maintains a ratio, on a pro forma basis, of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) of not more than 1.75 to 1; or (iii) upon the occurrence of the events specified in Article 217 or Article 244, fourth paragraph, of the Corporations Law, including the voluntary delisting of securities, certain events of dissolution, change in corporate purpose or duration, transfer of corporate domicile outside of Argentina, repurchase of securities or merger in which Nortel is not the surviving corporation. In the event that the voting rights associated with the Series B Preferred Shares are triggered, each Series B Preferred shareholder will be entitled to exercise one vote per share and will vote together with the holders of Series A Preferred Shares (to the extent the Series A Preferred Shares are entitled to vote) and the ordinary shares as one class, except as to matters related to the election of directors where, as set forth in Article 15 of Nortel’s bylaws, all the preferred shares of Nortel shall vote as a separate class and shall be entitled to elect one Acting and one Alternate director. The voting rights of the holders of Series B Preferred Shares will cease upon the full distribution by Nortel of all previously declared, accrued and unpaid dividends, plus any applicable interest thereon. Furthermore, in those cases where the granting of voting rights to the holders of Series B Preferred Shares would result in a violation of any commitment of Nortel under the Transfer Contract, or any other law or regulation applicable to the holding of a controlling interest by Nortel in Telecom, such voting rights may not be exercised until authorization has been obtained from the appropriate authority. As a result of Nortel’s violation in previous years of the covenant contained in the Series B and Series A Preferred Shares, which requires the ratio of Telecom Argentina’s total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) to be less than 1.75, the Series B Preferred Shares acquired voting rights.  Since December 31, 2006 such ratio has no longer exceeded 1.75:1 and as a result Series B Preferred Shareholders have not had director voting rights in fiscal years 2007, 2008 and 2009, and will not have director voting rights in fiscal year 2010.

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

The Series A Preferred Shares have limited voting rights that, in general, are similar to the Series B Preferred Shares. The voting rights of the Series A Preferred Shares are also triggered if Nortel fails to make the required dividend payments on the Series A Preferred Shares. As a result of Nortel’s failure to make the required dividend payments on the Series A Preferred Shares for the year ended December 31, 2001 and succeeding years, the Series A Preferred shareholders acquired voting rights to appoint a member of Nortel’s Board of Directors.  Accordingly, at Nortel’s annual shareholders’ meeting held on April 30, 2008, the Series A Preferred shareholders appointed Javier Errecondo (and his alternate director, Saturnino Jorge Funes) to Nortel’s Board of Directors.  As a

result of the provisional suspension of Nortel’s 2009 annual shareholders’ meeting and the suspension of certain agenda items of Nortel’s 2010 annual shareholders’ meeting, pursuant to various Argentine court orders, Javier Errecondo and Saturnino Jorge Funes continue to occupy their respective seats as of the date of this Annual Report.

The ordinary shares have full voting rights.

In addition, any person who enters into a voting agreement with other shareholders in a public company must inform the CNV of that voting agreement and must file a copy of that voting agreement with the CNV.

Dividends

Under the Argentine Corporations Law, dividends can be lawfully paid and declared only out of the company’s realized and liquid profits subject to the discretion of ordinary shareholders. The board of directors submits to the shareholders for approval at an ordinary meeting of shareholders, the company’s financial statements for the previous fiscal year, together with a report thereon by the board of directors. The shareholders, upon approving the financial statements, determine the allocation of net profits (if any) of the company. The Argentine Corporations Law requires Argentine companies to allocate 5% of such net profits to a legal reserve until the amount of such reserve equals 20% of the capital stock of the company. The legal reserve is not available for distribution. The remainder of net profits may be paid as dividends on ordinary shares or retained as a voluntary reserve, contingency reserve or other account, or a combination thereof, all as determined by the shareholders. Dividends may not be paid if the legal reserve has been impaired.

Because Telecom Argentina did not pay dividends for fiscal years 2001-2008, Nortel was unable to make any dividend payments or pay the required amortization on its Series A Preferred Shares for the fiscal years ending December 31, 2001-2008.  At Telecom Argentina’s shareholders’ meeting held on April 28, 2010, the shareholders approved the allocation of Telecom Argentina’s retained earnings, which included an amount to fully reconstitute Telecom Argentina’s legal reserve, and a cash dividend distribution in the amount of P$1,053 million.  On May 5, 2010, Telecom Argentina paid a dividend installment to its shareholders for the year ended December 31, 2009 of approximately P$689 million (of which P$377 million was paid to Nortel Inversora S.A.) and is scheduled to make a second dividend distribution of approximately P$364 million on December 20, 2010 (of which P$200 million is scheduled to be paid to Nortel Inversora S.A.).  As of the date of this Annual Report, Nortel’s Board and its shareholders have yet to make a decision regarding the application of such proceeds.  Therefore, we cannot give you any assurance regarding the timing and amount of dividend or amortization payments made by Nortel, if any.  Were Nortel to make a dividend distribution, all accrued and unpaid amortization and dividends would first be paid to holders of Nortel’s Series A Preferred Shares, until all arrearages under the Series A Preferred Shares have been paid.  Consequently, Nortel does not anticipate issuing dividends to holders of its Series B Preferred Shares for fiscal year 2009.

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

The Series A Preferred Shares were scheduled to be redeemed in ten equal and consecutive annual installments from February 1998 to February 2007.  The redemption payments on the Series A Preferred Shares reduce the amount which would otherwise be available to make dividend payments on Series B Preferred Shares and Nortel’s ordinary shares.  As mentioned above, because Telecom Argentina did not pay dividends for fiscal years 2001-2008,

Nortel was unable to pay the required amortization on its Series A Preferred Shares for the fiscal years ending December 31, 2001-2008.  Accordingly, as of December 31, 2009, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was approximately P$1,156 million including the effects of CER.  This amount will continue to accrue until Nortel has the cash required to make the payment.  See Note 9 of our consolidated financial statements included in Item 18 of this Annual Report.  As of the date of this Annual Report, Nortel’s Board and its shareholders have yet to make a decision regarding the application of the dividends distributed by Telecom Argentina as explained above.

In respect of any fiscal year, holders of Series B Preferred Shares are entitled to a dividend in an amount equal to 48.96% of the earnings of Nortel legally available for distribution remaining after providing for any dividend and redemption payments (whether scheduled or mandatory) in respect of Series A Preferred Shares. The failure to pay dividends for fiscal year 2001 and subsequent years did not trigger any voting rights with respect to the Series B Preferred Shares because there were no earnings of Nortel legally available for distribution. See “—Voting Rights” above.

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

•                  allocation of profits; and

•                  appointment of external auditors.

Matters which may be considered at these or other ordinary meetings include consideration of the responsibility of directors and members of the Supervisory Committee, as well as capital increases and the issuance of negotiable obligations. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the scope of the ordinary meeting, including amendments to the bylaws, issuances of certain securities that permit profit sharing, anticipated dissolution, merger and transformation from one type of company to another. Shareholders’ meetings may be convened by the Board of Directors or the members of the Supervisory Committee. The Board of Directors or the members of the Supervisory Committee are also required to convene shareholders’ meetings upon request of any shareholder or group of shareholders holding at least 5% in the aggregate of Nortel’s capital stock.  If the Board of Directors or the members of the Supervisory Committee fail to do so, the meeting may be called by the CNV or by Argentine courts.

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

Capital Increase and Reductions

Nortel may increase its capital upon authorization of the shareholders at an ordinary meeting. All capital increases must be registered with the CNV, published in the Official Bulletin and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. A voluntary reduction of capital must be approved by an extraordinary meeting of the shareholders and may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or attachment. Under the Argentine Corporations Law, reduction is mandatory when the accumulated deficit has exceeded reserves and at least 50% of the stated capital. The application of this rule was suspended until December 10, 2005 by various decrees issued by the Executive Branch.  Nevertheless, as of December 31, 2009 and as of March 31, 2010, Nortel has no accumulated deficit.

Shares issued in connection with any increase in capital must be divided among the various classes in proportion to the number of shares of each class outstanding at the date of the issuance, provided that the number of shares of each class actually issued may vary based on the exercise of preemptive rights and additional preemptive rights in accordance with the procedure described under “— Preemptive Rights.”

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

Series A Preferred Shares are redeemable. The Series A Preferred Shares were to be redeemed in ten equal annual installments of their subscription price beginning in 1998 and continuing through 2007, payable within five months of the end of each fiscal year. The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves. Any redemption payment not declared nor paid by Nortel when due shall bear interest from the due date until the date they are made available to shareholders, at LIBOR.  See “—Dividends” above for a discussion of Nortel’s accrued amortization in respect of its Series A Preferred Shares.

In addition, pursuant to their terms and conditions, the Series A Preferred Shares may be subject to mandatory redemption if at any time Telecom Italia and FCR, jointly, sell or cease to own or control directly or indirectly more than 50% of the outstanding ordinary shares of Nortel while any Series A Preferred Shares are outstanding (a “Change in Control”).  In such case, each holder of Series A Preferred Shares will be entitled to have its Series A Preferred Shares redeemed by Nortel at a price in pesos determined by an international independent appraiser on the basis of the fair value of the Series A Preferred Shares. Such fair value shall be calculated on the basis of the present value on the redemption value date of the scheduled future redemption payments outstanding at that time and the future base dividends due on the Series A Preferred Shares through the last of the scheduled redemption dates, discounted annually at a rate of 28.24% per annum, subject to any reductions which in the appraiser’s opinion are appropriate taking into account the actual net worth and condition of Nortel at the time of the mandatory redemption. Since the last scheduled redemption date was May 31, 2008, as of such date, the mandatory redemption price of the Series A Preferred Shares is equal to the value of all accrued and outstanding scheduled redemption payments plus all accrued and unpaid base dividends.

Redemption payments (whether scheduled or mandatory) will be made only out of net and realized earnings and/or distributable reserves.

Series B Preferred Shares are not redeemable.

Priority on Liquidation

In the event of early termination, liquidation upon expiration of statutory term of existence or mandatory liquidation of Nortel (collectively, a “Liquidation”), the holders of Series A Preferred Shares shall be entitled to receive (i) accrued and unpaid base dividends and additional dividends and (ii) the subscription price less any previous redemption payments out of the proceeds of the Liquidation prior to the holders of the ordinary shares, the holders of the Series B Preferred Shares and the holders of any other shares issued by Nortel ranking junior to the Series A Preferred Shares upon a Liquidation. In the event of a Liquidation, the holders of Series B Preferred Shares shall be entitled to receive the nominal value of their Series B Preferred Shares, but after the holders of Series A Preferred Shares and any other series of preferred stock of Nortel ranking senior to the Series B Preferred Shares have secured their full liquidation preferences. In such event, the holders of Series B Preferred Shares have the preferential right to receive the nominal value of their Series B Preferred Shares before payment of the nominal value of the ordinary shares of Nortel. Amounts remaining after payment of the nominal value of both the Series B Preferred Shares and the ordinary shares will be distributed in the same proportion established for dividend distributions. If upon any Liquidation, the amount payable with respect to the Series B Preferred Shares is not paid in full, the holders thereof will share equally and ratably with the holders of any series of preferred stock of Nortel ranking equally to the Series B Preferred Shares in proportion to the full liquidation preferences to which each is entitled.

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

In the event of an increase in capital, shareholders of Nortel of any given class have a preemptive right to purchase any issue of shares of such class in an amount sufficient to maintain their proportionate ownership of Nortel’s capital stock. For any shares of a class not preempted by any holder of that class, the remaining holders of the class will assume pro rata the non-preempting shareholders’ preemptive rights. Pursuant to the bylaws, if any Series A or Series B ordinary shares are not preempted by the existing holders of each such class, the other class of ordinary shares may preempt such class, subject to approval by the regulatory authorities. Preemptive rights must be exercised within 30 business days following the time when notices to the shareholders of their opportunity to preempt the capital increase are published for three days in the Official Bulletin of the Republic of Argentina and a widely circulated newspaper in Argentina.

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

Notwithstanding the foregoing, should Nortel decide to cease trading its shares publicly, pursuant to Section 31 of the Transparency Decree No. 677/01, a tender offer by Nortel would have to be conducted prior to the exercise of appraisal rights by any shareholder.

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

(iv) not to create, incur, assume, guarantee or otherwise become liable with respect to or responsible for the payment of, any indebtedness (not including accounts payable or other indebtedness to trade creditors in the ordinary course of business) other than the Series A Notes, the Series B Notes, any indebtedness the proceeds of which are used to pay interest on the Series A Notes or the Series B Notes or to pay dividends to the holders of the Series A Preferred Shares, indebtedness in an aggregate principal amount not to exceed US$50,000,000 (or the equivalent thereof) at any one time outstanding, guarantees of the indebtedness of Telecom or indebtedness to any subsidiary in which Nortel owns directly or indirectly more than 50% of the capital stock and has the power in ordinary circumstances to elect at least a majority of the Board of Directors, managers or syndics;

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

Under the terms and conditions of the Series A and Series B Preferred Shares, failure to comply with the above-mentioned covenants will result in both the Series A and Series B Preferred Shares acquiring voting rights. See “—Voting Rights.”

Acquisitions of 5% or More of the Voting Stock of a Public Company

Under Argentine law, any person acquiring 5% or more of the voting stock of a public company must inform the CNV in writing of the acquisition of such voting stock.  Additionally, such person must inform the CNV in writing of each additional acquisition of 5% of the voting stock of that particular company until such person acquires control of that company.

Powers of the Directors

The bylaws of Nortel do not contain any provision regarding the ability to vote on a proposal, arrangement or contract where a director is an interested party.  According to Argentine law, a director may sign with the company contracts that are related to its activities as long as the conditions are on an arm’s length basis. If such contract does not meet such conditions, the agreement may only be entered into with a prior approval of the board of directors (with such director’s abstention) or, in absence of quorum, with the approval of the supervisory committee.  Such transactions must be considered at the following shareholders’ meeting, and if shareholders at such meeting do not approve them, the board of directors or the supervisory committee (as the case may be) become jointly responsible for the damages caused to the company. Argentine law also requires that if a director has a personal interest contrary to the company’s, the director must disclose it to the board of directors and to the supervisory committee.  The director must refrain from participating in any deliberations relating to the matter in which the director has an interest or risk becoming jointly and severally liable for all damages caused to the company as a result of such conflict.

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

Section 15 of the bylaws of Nortel establishes that the remuneration of the members of the Board of Directors is to be determined by the shareholders at their annual meeting.  The Audit Committee is to issue a prior opinion on the reasonability of the proposed remuneration, that the Board of Directors submits for approval to the shareholders.  Therefore, Directors do not have the ability to vote on compensation for themselves nor for any other director.

The bylaws of Nortel do not contain any provision regarding the possibility of granting loans to members of the Board of Directors or Nortel executives.

The bylaws of Nortel do not establish a maximum age to be member of the Board of Directors.

Neither the bylaws of Nortel nor any Argentine law require that members of the Board be shareholders.

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

Change of Control

Article 4 of the bylaws, as amended by Shareholders’ Meeting of February 18, 2004 and registered with the Public Registry of Commerce — Inspección General de Justicia — on April 28, 2004 under No. 5169 of Book 24, of Corporations, provides that “The holder of the common stock, as of the Take Over Date provided for in the Conditions of the Privatization approved by Decree No. 62/90 of the Executive Power, dated January 5, 1990, as amended, shall not reduce its interest in the Company to less than 51% of the capital entitled to vote without prior approval by the Regulatory Bodies.”

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

Taxation of Dividends

Pursuant to Argentine Law No. 25,063 passed by the Argentine Congress on December 7, 1998, dividends of cash, property or capital stock of Nortel on the Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares are, in general, exempt from Argentine withholding tax and other taxes. Nevertheless, under such law, a corporation that makes a distribution of dividends to its shareholders in excess of the amount of its accumulated taxable net income at the close of the previous taxable year, as determined by application of the Argentine Income Tax Law (the “Income Tax Law”), must withhold a 35% tax from such excess. For purposes of this rule, the amount of income to be considered shall be determined by (1) deducting from taxable income (calculated under the general rules of the Income Tax Law) the income tax paid by the company and (2) adding the dividends and profits not subject to tax received as distributions from other corporations. If the distribution is in kind, then the corporation must pay the tax to the tax authorities and will be entitled to seek reimbursement from the shareholders.

Taxation of Capital Gains

Capital gains earned by non-resident individuals or foreign companies from the sale, exchange or other disposition of Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares are not subject to tax.

Tax on Personal Property

Title VI of Argentine Law No. 23,966, as amended by Laws No. 25,585 and 26,317, imposes a tax on personal property. According to this tax, the following persons are subject to an annual tax on certain assets, which is levied at rates ranging from 0.50% to 1.25% depending on the value of such assets as of December 31 of each year: (i) individuals domiciled in Argentina for assets located in Argentina and abroad and (ii) individuals domiciled outside of Argentina for assets located in Argentina. The tax on personal property also applies to shareholders of Argentine companies —whether individuals, undivided estates or foreign entities- under a special regime, pursuant to which Argentine companies must (i) assess the tax by applying the 0.50% on the shareholders’ equity value as stated in the most recent balance sheet as of December 31 of each year, and (ii) pay such tax on behalf of their shareholders. The payment shall be deemed to discharge the shareholder’s tax liability. This special regime applies to the Series B ADSs, the Series B Preferred Shares, the Series A Preferred Shares and Ordinary Shares.

The above-mentioned rules include an irrebuttable presumption that shares of stock corporations such as the Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares and other equity interests of companies regulated by Argentine Corporations Law No. 19,550, as amended, whose holders are companies, any other legal entities, enterprises, permanent establishments and trusts domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

Although Nortel is required to pay this tax on behalf of the holders of its Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares, it has the right to obtain reimbursement of the amounts paid from its shareholders even if this requires holding and/or foreclosing the property on which the tax is due.

Therefore, Nortel’s Series B ADSs (held in book entry form or evidenced by ADRs), Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares held by individuals, irrespective of their place of residence, and legal entities domiciled outside of Argentina are subject to the tax on personal property which, as mentioned above, shall be paid by Nortel on behalf of such holders of Series B ADSs (held in book entry form or evidenced by ADRs), Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares.

Nortel has, from time to time, requested that its shareholders reimburse it for the amounts of tax on personal property paid on their behalf and has received partial reimbursement of such taxes, however, no assurances can be made that Nortel will be successful in seeking reimbursement of such taxes paid on behalf of holders of Series B ADSs, Series B Preferred Shares and Series A Preferred Shares.  Whenever applicable, Nortel may deduct amounts on account of the tax on personal property paid on behalf of its shareholders from any future dividend payment made to such shareholders.

Nortel expects that in 2010 it will again request reimbursement of the tax on personal property from its holders of Series B ADSs, Series B Preferred Shares and Series A Preferred Shares as of December 31, 2009.

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

United States Federal Income Taxes

The following discussion is a summary of the material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of Series B ADSs or Series B Preferred Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities.  This summary applies only to U.S. Holders (as defined below) that hold Series B ADSs or Series B Preferred Shares as capital assets for U.S. federal income tax purposes and does not address the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as:

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

•                  persons that own or are deemed to own 10% or more of any class of Nortel’s stock; or

•                  persons who acquired Nortel’s ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation, or

•                  persons holding shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Series B ADSs or Series B Preferred Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Series B ADSs or Series B Preferred Shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the Series B ADSs or Series B Preferred Shares.

This summary is based upon the tax laws of the United States, including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect.  As mentioned above, there is currently no income tax treaty or convention in effect between Argentina and the United States.  U.S. Holders should consult their own tax advisers as to the U.S., Argentine or other tax consequences of the acquisition, ownership and disposition of Series B ADSs or Series B Preferred Shares in their particular circumstances, including the effect of any state or local tax laws.

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

•                  an individual citizen or resident of the United States;

•                  a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state therein or the District of Columbia; or

•                  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, for U.S. federal income tax purposes, a U.S. Holder who owns Series B ADSs will be treated as the owner of the underlying Series B Preferred Shares. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges Series B ADSs for the underlying Series B Preferred Shares represented by those Series B ADSs.

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

Taxation of Distributions

To the extent paid out of current or accumulated earnings and profits of Nortel (as determined in accordance with U.S. federal income tax principles), distributions made with respect to Series B ADSs or Series B Preferred Shares will be included in the income of a U.S. Holder as ordinary dividend income.  Because Nortel does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends.  Subject to applicable limitations, and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15% if the dividends represent “qualified dividend income.” “Qualified dividend income” means dividends received from qualified foreign corporations, and a foreign corporation is generally treated as a qualified foreign corporation with respect to dividends paid on stock which is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our Series B ADSs are traded.  U.S. Holders should consult their tax advisers regarding the availability of the reduced dividend tax rate in light of their particular circumstances.  The amount of this dividend will include any amounts withheld by us or our paying agent in respect of Argentine taxes.  See “—Argentine Taxes.”  Dividends will generally be treated as foreign source dividend income to U.S. Holders and will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code.  Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of Series B ADSs, the Depositary’s) receipt of the dividend.  The amount of the distribution will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of Series B ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars.  If the distribution is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source income or loss.

Subject to applicable limitations and conditions that may vary depending upon the U.S. Holders’ circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes withheld from dividends on Series B ADSs or Series B Preferred Shares will be creditable against a U.S. Holder’s U.S. federal income tax liability.  However, amounts paid on account of the tax on personal property will not be eligible for credit against a U.S. Holder’s federal income tax liability.  See “—Argentine Taxes.” The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the availability of a foreign tax credit in their particular circumstances and to determine the tax consequences applicable to them as a result of amounts paid on account of the Argentine tax on personal property, including whether such amounts are includible in income or deductible for U.S. federal income tax purposes.  Instead of claiming a credit, U.S. Holders may elect to deduct otherwise creditable Argentine taxes in computing their taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale, Exchange or Other Disposition of Series B ADSs or Series B Preferred Shares

Gain or loss realized by a U.S. Holder on the sale, exchange or other disposition of Series B ADSs or Series B Preferred Shares will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the Series B ADSs or Series B Preferred Shares for more than one year.  The amount of the gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the Series B ADSs or Series B Preferred Shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.  Gain or loss, if any, will generally be U.S. source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisers regarding the U.S. federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and capital losses, the deductibility of which is subject to limitations.

Passive Foreign Investment Company Rules

Nortel believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its taxable year 2009. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Nortel will not be considered a PFIC for any taxable year.  If Nortel were a PFIC for any taxable year during which a U.S. Holder held a Series B ADS or a Series B Preferred Share, certain adverse consequences could apply to the U.S. Holder.

If Nortel were a PFIC for any taxable year during which a U.S. Holder held Series B ADSs or Series B Preferred Shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the

Series B ADSs or Series B Preferred Shares would be allocated ratably over the U.S. Holder’s holding period for the Series B ADSs or Series B Preferred Shares sold, exchanged or disposed of.  The amounts allocated to the taxable year of the sale or other disposition and to any year before Nortel became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in respect of Series B ADSs or Series B Preferred Shares to the extent in excess of 125 percent of the average of the annual distributions on Series B ADSs or Series B Preferred Shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain, described immediately above.  Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Series B ADSs or Series B Preferred Shares.  U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If Nortel were a PFIC for any year during which a U.S. Holder held Series B ADSs or Series B Preferred Shares, it generally would continue to be treated as a PFIC with respect to that holder for all succeeding years during which the U.S. Holder held Series B ADSs or Series B Preferred Shares, even if Nortel ceased to meet the threshold requirements for PFIC status.

In addition, if Nortel were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC in a taxable year in which Nortel pays a dividend or for the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S. related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

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

Nortel is exposed to interest rate risk relating to the Series A Preferred Shares. Nortel is also exposed to market risk related to Telecom. As of December 31, 2009 Nortel was not party to any derivative financial instruments.

Market Risk Associated with Series A Preferred Shares. As a result of Telecom’s decision not to pay dividends in respect of the fiscal years ended December 31, 2001-2008, Nortel has not made any dividend or amortization payments on the Series A Preferred Shares since May 2001.  The amount of the accrued but unpaid amortization and dividends on Nortel’s Series A Preferred Shares was approximately P$1,156, including the effects of CER, as of December 31, 2009.

Pursuant to Decree No. 214/02, the amounts payable on the Series A Preferred Shares is adjusted by CER to reflect inflation. The unpaid dividends and outstanding redemption payments on the Series A Preferred Shares have been “pesified” at the exchange rate of P$1.00=US$1.00. Decree 214/02 provides that payment obligations that were converted into pesos will be adjusted to reflect inflation by applying a reference stabilization rate, referred to as CER. This rate, which is designed to reflect the evolution of the consumer price index published by the Argentine INDEC, is published monthly by the Argentine Central Bank. For the twelve months ended December 31, 2009 the impact of the CER adjustment was P$72 million. See Note 9 to our consolidated financial statements included in Item 18 of this Annual Report.

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

ITEM 12.                      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D.3 Depositary Fees and Charges

JPMorgan Chase Bank, N.A. (formerly Morgan Guaranty Trust Company of New York), as depositary for the ADSs (the “Depositary”) collects its fees for delivery directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal.  The depositary also collects taxes and governmental charges from the holders of ADSs.  The depositary collects these fees and charges by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees (after attempting by reasonable means to notify the holder prior to such sale).

Persons depositing or withdrawing shares must pay US$5.00 for each 100 ADSs or portion thereof for issuances of ADSs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property.  Investors depositing shares or holders withdrawing deposited securities are charged fees and expenses in connection with stock transfers, taxes and other governmental charges, cable, telex and facsimile transmission and delivery charges imposed at such person’s request, transfer or registration fees for the registration of transfer of ADSs on any applicable register in connection with the deposit or withdrawal of ADSs and the depositary’s expenses in connection with the conversion of foreign currency.

PART II

ITEM 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of Telecom Argentina, Telecom Personal nor Núcleo are currently in default on any outstanding indebtedness.

Because Telecom Argentina did not pay dividends for fiscal years ended December 31, 2001-2008, Nortel was unable to make any dividend payments or pay the required amortization on its Series A Preferred Shares for the fiscal years ending December 31, 2001-2008. Accordingly, the amount of the accrued and unpaid amortization and dividends on its Series A Preferred Shares will continue to accrue until Nortel has the cash required to make the payment.  The amount of the accrued but unpaid amortization and dividends on Nortel’s Series A Preferred Shares was approximately P$1,156, including the effects of CER, as of December 31, 2009.  On May 5, 2010, Telecom Argentina paid a dividend installment to its shareholders for the year ended December 31, 2009 of approximately P$689 million (of which P$377 million was paid to Nortel Inversora S.A.) and is scheduled to make a second dividend distribution of approximately P$364 million on December 20, 2010 (of which P$200 million is scheduled to be paid to Nortel Inversora S.A.).  As of the date of this Annual Report, Nortel’s Board and its shareholders have yet to make a decision regarding the application of such proceeds.  Therefore, we cannot give you any assurance regarding the timing and amount of dividend or amortization payments made by Nortel, if any.  Were Nortel to make a dividend distribution, all accrued and unpaid amortization and dividends would first be paid to holders of Nortel’s Series A Preferred Shares, until all arrearages under the Series A Preferred Shares have been paid.

Consequently, Nortel does not anticipate issuing dividends to holders of its Series B Preferred Shares for fiscal year 2009.

Nortel’s failure to pay the Series A dividend due to the lack of liquid and realized profits and/or distributable reserves gave the holders of the Series A Preferred Shares the right to exercise their voting rights and appoint a member of Nortel’s Board of Directors.  Accordingly, at Nortel’s annual shareholders meeting held on April 30, 2008, the Series A Preferred shareholders appointed Javier Errecondo (and his alternate director, Saturnino Jorge Funes) to Nortel’s Board of Directors. As a result of the provisional suspension of Nortel’s 2009 annual shareholders’ meeting and the suspension of certain agenda items to be considered at Nortel’s 2010 annual shareholders’ meeting pursuant to various Argentine court orders, Javier Errecondo and Saturnino Jorge Funes continue to occupy their respective seats as of the date of this Annual Report.

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

ITEM 15.                      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company’s General Manager and Sole Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2009 (the “Evaluation Date”), has concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures, were effective.

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

Management conducted an evaluation of the effectiveness of Nortel’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that Nortel’s internal control over financial reporting was effective as of December 31, 2009.

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

As a result of certain legal proceedings, there have been no changes to the members of the Audit Committee of Nortel. Therefore, as of the date of this Annual Report , the members of the Audit Committee appointed at the annual shareholders’ meeting held on April 30, 2008 remain in their positions. See “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership—Resolutions of the CNDC, SC and SCI and related court rulings” for a discussion of legal proceedings affecting Telecom Argentina’s annual shareholders’ meeting.” Therefore, as of the date of this Annual Report, Mr. Ferreiro continues to hold his position.

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

ITEM 16C.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees for services rendered by our principal accountants (in millions of pesos) for the years ended December 31, 2009, and 2008.

Services Rendered	2009	2008
	(P$ millions)
Audit Fees (1)	5.6	5.2
Audit-Related Fees (2)	0.5	1.2
Tax Fees (3)	0.4	0.3
All Other Fees (4)	0.1	0.1
Total	6.6	6.8

(1)          Includes fees related to the audit of the Consolidated Financial Statements as of December 31, 2009 and 2008, limited reviews of interim financial statements presented during 2009 and 2008, SEC filing reviews and other attestation services.

(2)          Includes fees for permitted advisory services from Telecom Argentina regarding internal controls.

(3)          Includes fees for permitted tax compliance and tax advisory services.

(4)   Includes fees for subscription to business publications.

Audit Committee Pre-Approval Policies and Procedures

As a holding Company with no active operations, Nortel does not require extensive services from its auditors, other than permitted services which include the annual audit of Nortel’s financial statements, other audit services, audit-related services and tax services.

Consequently, Nortel’s Board of Directors’ approved a policy of requiring Audit Committee pre-approval on a case-by-case basis for the engagement of specific services from its external auditors.

Nortel’s pre-approval procedures permit its external auditors to provide certain minor services without Audit Committee pre-approval as long as the aggregate amount for these services falls below a fee cap for minor services set by the Board of Directors.

ITEM 16D.             EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.               PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Neither Nortel, nor to Nortel’s knowledge, any “affiliated purchaser” (as defined in Rule 10b-18(a)(3)) repurchased any of Nortel’s Preferred B Shares (including American Depositary Shares, or American Depositary Receipts evidencing such shares) during fiscal year 2009.

ITEM 16F.               CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

No changes in the registrant’s certifying accountant have occurred since the date of the prior Annual Report on Form 20-F.

ITEM 16G.             CORPORATE GOVERNANCE

Nortel’s corporate governance practices differ from corporate governance practices of U.S. companies.  Nortel maintains a detailed description of the significant differences in corporate governance practices on its website at www.nortelsa.com.ar, last updated in June 2010.

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

According to the provisions of General Resolutions No. 516/07 and 544/08 of the CNV, effective for fiscal years beginning on or after January 1, 2008, Nortel’s Board of Directors prepares and submits to the CNV, on an annual basis, a report which indicates and details the manner in which Nortel follows the recommendations set forth in the CNV’s Corporate Governance Code or explains the reasons for any deviation therefrom and, in such case, explains whether Nortel contemplates following such recommendations in the future.  Nortel’s first two reports regarding corporate governance practices, pursuant to the above-mentioned Resolutions, can be accessed through the CNV’s website www.cnv.gov.ar and Nortel’s website www.nortelsa.com.ar.

PART III

ITEM 17.                      FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.                      FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-76.

The following financial statements are filed as part of this Form 20-F:

Nortel Inversora S.A.:

ITEM 19.                      EXHIBITS

Exhibits
1.1		Estatutos (Restated bylaws) of Nortel which include its corporate charter (English translation) (incorporated by reference to Nortel’s Annual Report on Form 20-F for 2003).
2	(a).1	Terms of Issuance of the Series B Preferred Shares, together with an English translation (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).
2	(a).2	Form of Deposit Agreement (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).
2	(b).1	Acuerdo Preventivo Extrajudicial Agreement dated as of August 23, 2004 (incorporated by reference to Telecom’s annual report on Form 20-F/A for 2004 dated June 30, 2005).
2	(b).2

Indenture dated August 31, 2005 between Telecom Argentina S.A. as Issuer and The Bank of New York as Trustee, Registrar, Paying Agent and Transfer Agent (incorporated by reference to Telecom’s report on Form 6-K dated January 27, 2006).

2	(b).3

First Supplemental Indenture, dated as of March 27, 2006, between Telecom Argentina S.A. as Issuer and The Bank of New York as Trustee, Registrar, Paying Agent and Transfer Agent for Series A Notes due 2014 and Series B Notes due 2011 (incorporated by reference to Telecom’s report on Form 6-K dated April 12, 2006).

2	(b).4

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

8.1		List of subsidiaries (incorporated by reference to Telecom Argentina S.A.’s Annual Report filed on Form 20-F for 2008).
11.1		Code of Business Conduct and Ethics of Nortel (incorporated by reference to Nortel’s annual report on Form 20-F for 2004 dated June 29, 2005).
11.2		Code of Business Conduct and Ethics of Nortel (English translation)(incorporated by reference to Nortel’s annual report on Form 20-F for 2004 dated June 29, 2005).
12.1		Certification of the General Manager and Sole Officer of Nortel Inversora S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
13	(a)	Certification of the General Manager and Sole Officer of Nortel Inversora S.A. pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

Exhibits
15	(a)

Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina—Inversiones S.L., dated September 9, 2003. (incorporated by reference to Exhibit 4.3 to Nortel’s Annual Report on Form 20-F for 2003).

15	(b)	Annual Report on Form 20-F, dated June 29, 2010, for the year ended December 31, 2009, of Telecom Argentina S.A. filed by Telecom (No. 1-13464).

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
Name: José Gustavo Pozzi
Title: General Manager and Sole Officer of Nortel

Dated: June 29, 2010

EXHIBIT INDEX

Exhibits
1.1		Estatutos (Restated bylaws) of Nortel which include its corporate charter (English translation) (incorporated by reference to Nortel’s Annual Report on Form 20-F for 2003).
2	(a).1	Terms of Issuance of the Series B Preferred Shares, together with an English translation (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).
2	(a).2	Form of Deposit Agreement (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).
2	(b).1	Acuerdo Preventivo Extrajudicial Agreement dated as of August 23, 2004 (incorporated by reference to Telecom’s annual report on Form 20-F/A for 2004 dated June 30, 2005).
2	(b).2

Indenture dated August 31, 2005 between Telecom Argentina S.A. as Issuer and The Bank of New York as Trustee, Registrar, Paying Agent and Transfer Agent (incorporated by reference to Telecom’s report on Form 6-K dated January 27, 2006).

2	(b).3

First Supplemental Indenture, dated as of March 27, 2006, between Telecom Argentina S.A. as Issuer and The Bank of New York as Trustee, Registrar, Paying Agent and Transfer Agent for Series A Notes due 2014 and Series B Notes due 2011 (incorporated by reference to Telecom’s report on Form 6-K dated April 12, 2006).

2	(b).4

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

8.1		List of subsidiaries (incorporated by reference to Telecom Argentina S.A.’s Annual Report filed on Form 20-F for 2008).
11.1		Code of Business Conduct and Ethics of Nortel (incorporated by reference to Nortel’s annual report on Form 20-F for 2004 dated June 29, 2005).
11.2		Code of Business Conduct and Ethics of Nortel (English translation)(incorporated by reference to Nortel’s annual report on Form 20-F for 2004 dated June 29, 2005).
12.1		Certification of the General Manager and Sole Officer of Nortel Inversora S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
13	(a)	Certification of the General Manager and Sole Officer of Nortel Inversora S.A. pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
15	(a)

Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina—Inversiones S.L., dated September 9, 2003. (incorporated by reference to Exhibit 4.3 to Nortel’s Annual Report on Form 20-F for 2003).

15	(b)	Annual Report on Form 20-F, dated June 29, 2010, for the year ended December 31, 2009, of Telecom Argentina S.A. filed by Telecom (No. 1-13464).

* Pursuant to Instruction 1(b)(i) to Item 19 of Form 20-F, we undertake to furnish this document upon request of the Commission.

** Our General Manager and Sole Officer acts as both the principal executive officer and principal financial officer.

Consolidated Financial Statements as of December 31, 2009 and December 31, 2008 and for the years ended December 31, 2009, 2008 and 2007

$  :  Argentine peso

US$  :  US dollar

$3.80  =  US$1 as of December 31, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nortel Inversora S.A.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Nortel Inversora S.A. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in Argentina.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements.

PRICE WATERHOUSE & CO. S.R.L.

by	/s/ Alejandro P. Frechou (Partner)
Alejandro P. Frechou

Buenos Aires, Argentina

March 10, 2010 (except as to

Note 15 to the consolidated

financial statements, for which the

date is June 29, 2010).

Consolidated Balance Sheets as of December 31, 2009 and 2008

(In millions of Argentine pesos - see Note 3.c)

	As of December 31,
	2009	2008
ASSETS
Current Assets
Cash and banks	$62	$36
Investments	1,211	1,089
Accounts receivable, net	1,163	1,009
Other receivables, net	241	209
Inventories, net	243	251
Other assets, net	7	6
Total current assets	2,927	2,600
Non-Current Assets
Other receivables, net	74	87
Investments	1	1
Fixed assets, net	6,839	6,188
Intangible assets, net	773	772
Other assets, net	3	3
Total non-current assets	7,690	7,051
TOTAL ASSETS	$10,617	$9,651
LIABILITIES
Current Liabilities
Accounts payable	$2,214	$1,771
Debt	763	1,355
Salaries and social security payable	300	237
Taxes payable	774	630
Other liabilities	52	46
Contingencies	73	36
Total current liabilities	4,176	4,075
Non-Current Liabilities
Accounts payable	24	27
Debt	58	688
Salaries and social security payable	82	83
Taxes payable	212	224
Other liabilities	186	146
Contingencies	374	319
Total non-current liabilities	936	1,487
TOTAL LIABILITIES	$5,112	$5,562
Noncontrolling interest	2,552	1,900
SHAREHOLDERS’ EQUITY	$2,953	$2,189
TOTAL LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	$10,617	$9,651

The accompanying notes are an integral part of these consolidated financial statements.

Ricardo Alberto Ferreiro
Vice-President

Consolidated Statements of Income

for the years ended December 31, 2009, 2008 and 2007

(In millions of Argentine pesos, except per share data in Argentine pesos -see Note 3.c)

	For the years ended December 31,
	2009	2008	2007
Net sales	$12,226	$10,608	$9,074
Cost of services	(6,099)	(5,712)	(5,022)
Gross profit	6,127	4,896	4,052
General and administrative expenses	(453)	(367)	(313)
Selling expenses	(2,916)	(2,491)	(2,106)
Operating income	2,758	2,038	1,633
Gain on equity investees	13	—	—
Financial results, net	(331)	(266)	(441)
Other expenses, net	(234)	(271)	(101)
Net income before income tax and noncontrolling interest	2,206	1,501	1,091
Income tax expense, net	(797)	(535)	(292)
Noncontrolling interest	(651)	(447)	(377)
Net income from continuing operations	$758	$519	$422
Discontinued operations
Income from the operations	—	—	1
Income from assets disposal	—	—	101
Noncontrolling interest	—	—	(46)
Net income from discontinued operations	—	—	56
Net income	758	519	478
Net income per ordinary share	$68.29	$45.59	$42.02

The accompanying notes are an integral part of these consolidated financial statements.

Ricardo Alberto Ferreiro
Vice-President

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2009, 2008 and 2007

(In millions of Argentine pesos — see Note 3.c)

	Shareholders’ contributions					Unappropriated earnings
	Capital Stock		Inflation adjustment	Share issue			Foreign currency			Total
Concept	Common stock	Preferred shares	of common stock	premiums (1)	Total	Legal reserve	translation adjustments	Accumulated earnings	Total	Shareholders’ equity
Balances as of January 1, 2007	$53	25	125	896	1,099	162	27	(121)	68	$1,167
Foreign currency translation adjustments	—	—	—	—	—	—	10	—	10	10
Net income for the year	—	—	—	—	—	—	—	478	478	478
Balances as of December 31, 2007	$53	25	125	896	1,099	162	37	357	556	$1,655
As approved by the Shareholders’ Ordinary Meeting held on April 30, 2008:
Legal Reserve	—	—	—	—	—	18	—	(18)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	11	—	11	11
Changes in the fair value of cash flow hedges, net of tax	—	—	—	—	—	—	4	—	4	4
Net income for the year	—	—	—	—	—	—	—	519	519	519
Balances as of December 31, 2008	$53	25	125	896	1,099	180	52	858	1,090	$2,189
Foreign currency translation adjustments	—	—	—	—	—	—	10	—	10	10
Changes in the fair value of cash flow hedges, net of income tax	—	—	—	—	—	—	(4)	—	(4)	(4)
Net income for the year	—	—	—	—	—	—	—	758	758	758
Balances as of December 31, 2009	$53	25	125	896	1,099	180	58	1,616	1,854	$2,953

(1) Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes are an integral part of these consolidated financial statements.

Ricardo Alberto Ferreiro
Vice-President

Consolidated Statements of Cash Flows

for the years ended December 31, 2009, 2008 and 2007

(In millions of Argentine pesos - see Note 3.c)

	For the years ended December 31,
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net income for the year from continuing operations	$758	$519	$422
Adjustments to reconcile net income to net cash flows provided by continuing operations
Allowance for doubtful accounts and other allowances	187	111	128
Depreciation of fixed assets	1,119	1,267	1,377
Amortization of intangible assets	19	22	39
Gain on equity investees	(13)	—	—
Consumption of materials	109	109	80
Gain on sale/disposal of fixed assets and other assets	(10)	(8)	(19)
Provision for lawsuits and contingencies	122	100	79
Holdings (gain) loss on inventories	7	(2)	59
Interest and other financial losses on loans	371	563	498
Income tax	167	353	245
Noncontrolling interest	651	447	377
Net increase in assets	(389)	(497)	(370)
Net increase in liabilities	182	330	27
Total cash flows provided by operating activities from continuing operations	3,280	3,314	2,942
CASH FLOWS FROM INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Fixed asset acquisitions	(1,474)	(1,546)	(1,208)
Intangible asset acquisitions	(17)	(15)	(35)
Equity investees acquisitions	—	(97)	(1)
Proceeds for the sale of fixed assets and other assets	15	12	21
Decrease (increase) in investments not considered as cash and cash equivalents	253	334	(532)
Total cash flows used in investing activities from continuing operations	(1,223)	(1,312)	(1,755)
CASH FLOWS FROM FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Debt proceeds	361	91	45
Payment of debt	(1,852)	(1,444)	(1,290)
Payment of interest and debt-related expenses	(168)	(185)	(293)
Cash dividends paid	(19)	(20)	(38)
Payment of capital reimbursement of Núcleo	(8)	—	—
Total cash flows used in financing activities from continuing operations	(1,686)	(1,558)	(1,576)
CASH FLOWS FROM INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS
Proceeds for the sale of equity investees	—	—	182
Total cash flows provided by investing activities from discontinued operations	—	—	182

Net increase (decrease) in cash and cash equivalents from continuing operations	371	444	(389)
Net increase in cash and cash equivalents from discontinued operations	—	—	182
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	371	444	(207)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	902	458	665
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$1,273	$902	$458

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Ricardo Alberto Ferreiro
Vice-President

Notes to the Consolidated Financial Statements

1.                                      The Company and its operations

a)                                      Nortel Inversora S.A. (“The Company or Nortel”) was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina S.A. (“Telecom Argentina or Telecom” and together with its subsidiaries, the “Telecom Group”) which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom Argentina was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the “Transfer Date”).

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

b)                                      Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through October 10, 1999. As from such date, Telecom began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

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

A description of Telecom’s subsidiaries with their respective percentage of capital stock owned by Telecom as of December 31, 2009, is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition
Voice, data and Internet	Telecom Argentina USA Inc. (“Telecom USA”)	100.00%		09.12.00
	Micro Sistemas Sociedad Anonima (“Micro Sistemas”) (ii)	99.99%		12.31.97
Wireless	Telecom Personal S.A. (“Personal”)	99.99%		07.06.94
	Núcleo S.A. (“Núcleo”)	67.50%	Personal	02.03.98
	Springville S.A. (“Springville”) (ii)	100.00%	Personal	04.07.09

(i)                                     Percentage of equity interest owned has been rounded.

(ii)                                  Dormant entity at December 31, 2009.

2.                                      Regulatory framework of the Telecom Group

(a) Regulatory bodies and general legal framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is in charge of general oversight and supervision of telecommunications services. The SC has the power to develop, suggest and implement policies which are applicable to telecommunications services; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve major technical plans and to resolve administrative appeals filed against CNC resolutions.

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

2.                                      Regulatory framework of the Telecom Group (continued)

Núcleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom USA, Telecom’s subsidiary, is supervised by the Federal Communications Commission (the “FCC”).

(b) Licenses granted as of December 31, 2009

As of December 31, 2009, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

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

•                  Value added services, data transmission, videoconferencing and broadcasting signal services; and

•                  Internet access.

As of December 31, 2009, Telecom Argentina’s subsidiaries have been granted the following licenses:

•                  Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•                  Núcleo has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services, data transmission and videoconferences services and Internet access in certain areas of that country.

(c) Revocation of the license

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•                  an interruption of all or a substantial portion of service;

•                  a modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

•                  a sale or transfer of the license to third parties without prior approval of the Regulatory Bodies;

•                  any sale, encumbrance or transfer of assets which has the effect of reducing services provided, without the prior approval of the Regulatory Bodies;

•                  a reduction of Nortel interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the Regulatory Bodies; (as of December 31, 2009 all of the ordinary shares of Nortel Inversora belong to Sofora; additional information in Note 7);

•                  any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the Regulatory Bodies;

•                  an assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the Regulatory Bodies;

•                  Telecom Argentina’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•                  repeated interruptions of the services;

•                  any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

•                  any encumbrance of the license;

•                  any voluntary insolvency proceedings or bankruptcy of Personal;

2.                                      Regulatory framework of the Telecom Group (continued)

•                  a liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Núcleo’s licenses are revocable mainly in the case of:

•                  repeated interruptions of the services;

•                  any voluntary insolvency proceedings or bankruptcy of Núcleo;

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

•                  Argentine Interconnection Regulation

This regulation provides for an important reduction in the reference interconnection prices in effect at the time. The regulation also increases the number of infrastructure elements and services that the dominant operator is required to provide, including interconnection at the local exchange level, billing services and unbundling of local loops. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

On January 22, 2009, the SC issued Resolution No. 8/09 through which it created a Working Commission composed by members of the SC and the CNC to prepare a draft of the Number Portability Regulation.

•                  Universal Service (“SU”) Regulation

The SU regulation required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (“the SU fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation established a formula for calculating the subsidy for the provision of SU which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

On June 8, 2007, the SC issued Resolution No. 80/07 which stipulated that until the SU Fund is effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, are required to deposit any contributions accrued since the issuance of such Resolution into a special individual account held in their name at the Banco de la Nación Argentina. CNC Resolution No. 2,713/07, issued in August 2007, established how these contributions are to be calculated.

New SU Regulation

Decree No. 558/08, published on April 4, 2008, recently caused certain changes to the SU regime.

The Decree established that the SC will assess the value of service providers’ direct program contributions in compliance with obligations promulgated by Decree No. 764/00. It will also determine the level of funding required in the SU Fund for programs pending implementation. In the same manner, in order to guarantee the continuity of certain projects, the SC was given the choice to consider as SU contributions certain other undertakings made by telecommunication services providers and compensate providers’ for these undertakings.

2.                                      Regulatory framework of the Telecom Group (continued)

The new regulation established two SU categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determined that the SC would have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for its interpretation and application.

It also established that the SC will review SU programs which were established under the previous regulation, guaranteeing the continuity of those already being administered and implementing those that had been under review.

The Decree requires Telecom Argentina and Telefonica de Argentina S.A. (“Telefonica”) to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of publication of the Decree. The SC will determine on a case by case basis if the providers will be compensated with funds from the SU Fund.

The level of financing of SU ongoing programs established under the previous regulation will be determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs will be selected by competitive bidding.

The Decree requires telecommunications service providers to contribute 1% of their revenues (from telecommunication services, net of taxes) to the SU Fund and keeps the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the correspondent receivable, as the case may be.

Decree No. 558/08 also mandates the creation of the SU Fund and orders that it must be established within 180 days from the date of publication. Providers of telecommunications services shall act in their capacity as trustors for this fund, and shall rely on the assistance of a Technical Committee made up of seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers — two of which shall be appointed by Telecom Argentina and Telefonica and one by the rest of the providers — and another member will be appointed by independent local operators). This Technical Committee will be informed by the SC of the programs that will be financed and will be responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval by the SC.

The Decree also requires telecommunications service providers to create, subject to the SC approval, a procedure to select the Fiduciary institution and to provide a proposed Fiduciary agreement, within 60 days from its effective date of publication. At the date of issuance of these consolidated financial statements, the Technical Committee had been created and had begun to analyze the operative procedures associated to the functions derived from its responsibilities. Additionally, telecommunications service providers had already selected the Fiduciary institution and had sent the proposed Fiduciary agreement to the SC. The SC approved it in January 2009 through Resolution No. 7/09, but there is still pending resolution certain administrative and operative matters.

On December 9, 2008, the SC issued Resolution No. 405/08 which requires telecommunication service providers to deposit into special accounts the 1% of their revenues as defined in Decree No. 558/08, without passing on any costs incurred for the provision of their services.

On January 12, 2009, Telecom Argentina and Personal, filed claims before the SC objecting to the provisions of SC Resolution No. 405/08, based on the illegality of this rule, arguing that it contradicts Decree No. 558/08 because it violates the rights of both licensees to factor their compensation for the provision of the SU programs in the calculation of their investment contribution, in accordance with the “pay or play” mechanism stated in the Decree No. 558/08.

The management of the Group, with the opinion of its legal counsel, considers it has meritorious legal arguments for the claims filed against Resolution No. 405/08.

At the date of issuance of these consolidated financial statements, the SU programs are still pending approval by the SC.

2.                                      Regulatory framework of the Telecom Group (continued)

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a new program denominated “Telephony and Internet for towns without provision of basic Telephone services” that will be subsidized with funds from the SU Fund. The new program seeks to provide local telephony, domestic long distance, international long distance and Internet in towns that currently do not provide basic telephone services. SC Resolution No. 88/09 specifies the methodology that licensees will have to follow for proposals to render these services in several of the 1,491 towns and 1,496 schools identified in the Annex of the Resolution. The proposed projects approved by the SC will be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in a bidding process provided for in Decree No. 558/08.

In Telecom

By the end of 2002, the SC formed a working group responsible for analyzing the method to be applied for measuring the net costs of SU performance –particularly, the application of the Hybrid Cost Proxy Model (the “HCPM Model”), based on the incremental cost of a theoretical network. The working group was also tasked with defining “non-monetary benefits” and determining the methodology for its calculation, in order to assess the costs that would be offset due to performance of SU obligations. The working group decided that, given the complexity of this methodology, efforts should be made to continue the initial programs independently from application of the HCPM Model, and that there was a need to carry out a comprehensive review of the present general regulations relating to SU to ensure that these regulations were operative in the near term considering the existing social needs.

Several years after the market’s liberalization and the effectiveness of the first SU regulations, these regulations have yet to be implemented. Therefore, service providers affected by these regulations have not received set-offs for providing services as required by the SU regime.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, Telecom Argentina has estimated a receivable of $656 (unaudited) for the period initiated in July 2007 and filed its calculations for review by the regulatory authority. This receivable has not yet been recorded since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of December 31, 2009, this provision amounts to $155. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Personal has deposited the correspondent contributions on their respective maturity date (amounting to $66 as of December 31, 2009) into a special individual account held under their name at the Banco de la Nación Argentina; these contributions were recorded as a receivable in the caption “Other receivables” of the consolidated balance sheets.

As of January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.

SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.

As a result, the CNC, through CNC Note No. 726/05, requested that Personal discontinue billing SU amounts to customers and reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers).

Although the SC resolutions were appealed, management decided to reimburse the SU amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal reimbursed the SU amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit.

During the first quarter of 2006, Personal fully reimbursed all previously billed SU amounts plus interest to its active post-paid customers (amounting to $15, calculated using the Banco Nacion Argentina interest rate collected by banks). In addition, as of May 2006, Personal had reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to $4) and still remains pending an amount of $6 that is available for collecting.

2.                                      Regulatory framework of the Telecom Group (continued)

In December 2006, the CNC issued a preliminary report regarding verification of Personal’s SU reimbursement, which indicated that Personal completed the requirement of reimbursement of the SU amounts including interest. However, the report stated that the interest rate applied differed from the rate required by the CNC; finally, on August 7, 2008, the CNC ordered Personal to adjust the reimbursement applying the same rate used for overdue invoices from customers (that is, one and a half of the Banco Nacion Argentina interest rate collected by banks).

In September 2008, Personal has rejected this claim explaining its grounds for justification of the applied interest rate. However, the management of Personal has considered the reimbursement of the interests claimed by the CNC. As a result, Personal had recorded a provision of $10. During the third quarter of 2009, Personal has begun the reimbursement to its customers (amounting to $5 as of December 31, 2009).

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

(f) Public telephony in penal institutions

As stated by Decree No. 690/06, in August 2007, the SC issued Resolution No. 155/07, where it approves the “Regulation for Communications that are initiated in Penal Institutions”, establishing technical requirements for the system and the telephone lines installed in penal institutions, so that all communications carried out are registered.

Such Regulation shall be in effect in the term of one year, which may be extended to a similar period, counted sixty days from the date in which the technical definitions that the CNC must issue become available.

At the date of issuance of these consolidated financial statements, Telecom Argentina was evaluating feasible technical alternatives to implement in order to comply with this new rule.

(g) “Tax Stability” principle: impact of variations in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in Social Security contributions occurring over the past several years.

Subsequent to November 8, 1990, there were several increases in the rates of Social Security Contributions, which were duly paid by Telecom Argentina. At the same time, and under the framework of the argentina@internet.todos Program, Telecom Argentina paid, mostly during fiscal year 2000, reduced social security contribution rates.

Pursuant to Resolution No. 41/07, Telecom Argentina may offset the impact of costs borne as a result of increases in Social security contribution rates.

Telecom Argentina made the required presentations to the SC of the net receivable under Resolution No. 41/07, which were subject to audits by the Regulatory Authority.

During the third quarter of 2007, the CNC performed the audits on the information given by Telecom Argentina. Telecom had access to documentation of the CNC’s audits, which resulted in no significant differences from the net amounts it had determined. Consequently, Telecom Argentina recorded a receivable from increases in social security contributions and cancelled payables from reduction in social security contribution rates and other fines due by Telecom Argentina.

2.                                      Regulatory framework of the Telecom Group (continued)

At December 31, 2009, Telecom Argentina has a net receivable of $68 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the caption “Other receivables” ($4 as current receivables and $87 as non-current receivables).

Since the resolution allows Telecom Argentina to offset the receivables with existing and/or future regulatory duties and the intention of Telecom argentina is to exercise its offsetting rights, the receivable was recorded net of reserves. At December 31, 2009, the reserves corresponding to these regulatory duties amounted to $79.

Since December 2008, Telecom Argentina has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

(h) Rendering of fixed telephony through mobile telephony infrastructure

By SC Resolution No. 151/07, fixed telephony was granted access to particular frequency bands, with the purpose of enabling basic telephone services in rural and suburban areas to be rendered through the wireless infrastructure used for the provision of mobile telephony service. Licensees will provide such service within their respective fixed telephony service original regions. Telecom Argentina has started to install fixed lines based on this technology in order to satisfy service demand in rural and suburban areas.

(i) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of $9.5, by means of SC Resolution No. 4,269/99.

In December 2007, the Regulatory Authority notified Telecom Argentina that it will offset this difference with the Resolution No. 41/07 receivables. As a consequence, during fiscal year 2007, Telecom Argentina recorded a reserve on this matter on behalf of the CNC final results. In April 2009, the CNC notified the offsetting of the $9.5 Rate Rebalancing amount with the Resolution No. 41/07 receivables. So, Telecom Argentina has reduced the receivable with the corresponding reserve.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

In August 2009, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by Telecom Argentina of $3.1 plus interest. Telecom Argentina has offset this balance with the credit resulting from SC Resolution No. 41/07, described in (g) above.

On April 6, 2000, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefonica) for the period from November 2000 to November 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by Telecom Argentina it can be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

However, a preliminary injunction against Telecom Argentina disallowed Telecom to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of issuance of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force. Additional information is given in Note 11.e — Other claims.

2.                                      Regulatory framework of the Telecom Group (continued)

Tax on deposits to and withdrawals from bank accounts (“IDC”) charged to customers

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, going forward, tariff increases on basic telephony services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. Telecom Argentina has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (j) below).

In April 2007, Telecom Argentina provided the CNC with supporting documentation on this amount for its audit. Telecom Argentina had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by Telecom Argentina and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, as of December 31, 2009 and 2008, Telecom Argentina recorded as “Other receivable” a total of $23.

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

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2011.

2.                                      Regulatory framework of the Telecom Group (continued)

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

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new LOU (the “Letter”) with the UNIREN. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter will provide the framework for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Section 9 of the Public Emergency Law.

The main terms and conditions of the Letter include:

•             The CNC and UNIREN have determined that Telecom Argentina satisfactorily complied with most of the requirements contemplated in the Transfer Agreement and by the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006 (some of these matters are described below). Despite such expectation, the Regulatory Authority continues to analyze such open issues, the outcome of which will be disclosed when the analysis is completed;

•             Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•             Telecom Argentina’s commitment to the achievement of its long-term service quality goals;

•             The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the regulatory framework in effect;

•             The Argentine Government’s commitment to create an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that shall take part in the process;

•             Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect after the 30th day from the end of the public hearing convened to deal with the Letter. Once the Minutes of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•             An adjustment shall be made to increase the termination charge of international incoming calls to a local area to be equivalent to international values, which are at present strongly depreciated;

•             Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions will provide the framework for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve said Minutes. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L. have timely fulfilled the Agreement’s commitments.

2.             Regulatory framework of the Telecom Group (continued)

At the date of issuance of these financial statements, Telecom Argentina continues to await completion of the administrative steps required for the National Executive to submit to the National Congress a proposed Memorandum of Agreement for Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Management of Telecom Argentina that the renegotiation agreement process will be satisfactorily completed.

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

Preference must be given so long as the price of such goods is equal to or lesser than the price of a foreign good (including customs duties, taxes and other expenses that are linked to the nationality of goods) increased by 7% (when the Argentine offeror is a small or medium size company) or 5% (when the Argentine offeror is any other company) (sect.3).

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

Public Law No. 18,875 establishes the obligation to exclusively contract services with local companies and professionals, as defined in such law. Any exception must receive the prior approval of the relevant Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for Telecom Argentina to present half-year affidavits addressing the fulfillment of these rules. Non-compliance with this obligation is subject to administrative sanctions.

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

In March 2009, the Argentine Federation of Professional Boards of Economic Sciences (the “FACPCE”) approved Technical Resolution (“RT”)26 “Adoption of International Financial Reporting Standards”, which will be fully effective for companies making public offering of securities (such as the Company) as from January 1, 2011. In June 2009, the FACPCE approved RT27 which provides for amendments to the existing RT for those companies not adopting IFRS. On December 30, 2009, the CNV issued Resolution No. 562/09 adopting RT26 with a few differences related to the companies obliged to adopt IFRS and the date of adoption. FACPCE is revising RT26 in order to align RT26 and CNV Resolution No. 562/09. Additional information is given in Note 16.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Nortel and its subsidiary Telecom Argentina, over which it has effective control, and its indirect subsidiaries (Personal, Núcleo, Springville, Micro Sistemas and Telecom USA).

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

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the year ended December 31, 2009, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As reported (*) (I)	As restated through September 30, 2003 (**) (II)	Effect (II) – (I)
Total assets	10,617	10,574	(43)
Total liabilities	5,112	5,096	(16)
Noncontrolling interest	2,552	2,540	(12)
Shareholders’ equity	2,953	2,938	(15)

Net income	758	761	3

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

3.             Preparation of financial statements (continued)

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

Telecom Group’s customers include numerous corporations. Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,991,000 (unaudited) at December 31, 2009, 3,937,000 (unaudited) at December 31, 2008 and 3,849,000(unaudited) at December 31, 2007  and wireless customer lines, excluding prepaid lines and Internet subscribers (Argentina and Paraguay combined) were 4,613,000 (unaudited) at December 31, 2009, 4,425,000 (unaudited) at December 31, 2008 and 3,767,000 (unaudited) at December 31, 2007.

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

(h) Earnings per share

The Company computes net income per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net income, less the dividends corresponding to the Class “A” and Class “B” preferred shares.

The Company presents the reconciliation between the net income in the statements of income and the net income used to calculate the earning per ordinary share:

	Years ended December 31,
	2009	2008	2007
Net income in the statements of income	$758	$519	$478
Less:
Results corresponding to Class “A” and Class “B” preferred shares	(394)	(276)	(254)

Total results used to calculate earning per ordinary share	$364	$243	$224

4.             Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using year-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate caption in the equity section.

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

The net carrying value of these capitalized costs was $57 as of December 31, 2009 and $67 as of December 31, 2008, both in the Voice, data and Internet segment.

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

From time to time, the Management of Personal and Núcleo decide to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

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

As of the date of these financial statements, the Telecom Group has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.7% of the total transferred buildings, representing $10 of net carrying value as of December 31, 2009. Nevertheless, the Telecom Group is in complete possession of these fixed assets and operates them normally.

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

4.             Summary of significant accounting policies (continued)

Until the date of cancellation of its financial debt (see Note 8.2), the Telecom Group has capitalized interest on long-term construction projects. Additional information is given in Note 5.n.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below (additional information is given in Note 12):

Asset	Estimated useful life (years)
Buildings received from ENTel	35
Buildings	50
Tower and pole	15
Transmission equipment	3-20
Wireless network access	5-10
Switching equipment	5-13
Power equipment	7-15
External wiring	10-20
Computer equipment	3-5
Telephony equipment and instruments	5-10
Installations	3-10

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

Intangible assets comprise the following:

• Software obtained or developed for internal use

The Telecom Group has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 7.5 years.

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

• PCS and Band B of Paraguay licenses

Núcleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through fiscal year 2007.

Renovation costs are being amortized in 5 years.

4.             Summary of significant accounting policies (continued)

• Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

• Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from fiscal year 2009 to fiscal year 2028.

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

At December 31, 2009 Telecom has cancelled all its capital leases and in January 2010 has exercised the purchase price options in the amount of $0.1. A summary by major class of fixed assets covered by capital leases at December 31, 2009 is as follows:

	Book value	Lease terms	Amortization period
Computer equipment	19	3 years	5 years
Accumulated depreciation	(10)
Net value	9

(o) Severance indemnities

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

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all years presented.

Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

The statutory income tax rate in Paraguay was 10% for all years presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5%. Additionally, when dividends are paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts paid to the shareholders.

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

For the year ended December 31, 2009, Telecom has estimated a provision for income taxes.

• Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the years ended December 31, 2009, 2008 and 2007.

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

4.   Summary of significant accounting policies (continued)

The following tables summarize benefit costs for the years ended December 31, 2009, 2008 and 2007, as well as the benefit obligations associated with postretirement benefit plans as of December 31, 2009 and 2008:

	As of December 31,
	2009	2008
Accumulated benefit obligation	$6	$5
Effect of future compensation increases	5	4
Projected benefit obligation	$11	$9

	Years ended December 31,
	2009	2008	2007
Service cost	$1	$1	$1
Interest cost	3	3	3
Total benefit cost	$4	$4	$4

The actuarial assumptions used are based on market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2009	2008	2007
Discount rate (1)	10.3-12.3%	10.5%	10.5%
Projected increase rate in compensation (2)	12.6-16.7%	10-16%	10.5-14%

(1) Represents estimates of real rate of interest rather than nominal rate in $.

(2) In line with an estimated inflationary environment for the next three fiscal years.

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

•      Legal fee

Pursuant to Law No. 26,476 - Tax Regularization Regime (“Régimen de Regularización Impositiva Ley Nº 26,476” - see Note 11.e.2 -), Telecom Argentina is subject to a legal fee which shall be paid in twelve monthly consecutive installments without interest as from final judgment.

(r) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criterion was used by Telecom Argentina to account for its respective debt restructuring which was finished in August 2005 and fully cancelled on October 15, 2009 as described in Note 8.

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

4.          Summary of significant accounting policies (continued)

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

Changes in the fair value of effective cash flow hedges are recognized as a separate component of Shareholders’ equity of the balance sheet (in the item line “Foreign currency translation adjustments”) and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability.

Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings, being recorded in the item line “Gain (loss) on derivatives” of the statement of income’s caption “Financial results, net”.

These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Telecom Group considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

The Telecom Group does not enter into derivative contracts for speculative purposes.

As part of its hedging policy, the Telecom Group has entered into the following derivatives:

1. Foreign currency swap contracts related to Notes

During fiscal year 2005, Telecom Argentina entered into foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. Considering that Telecom’s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations, these hedges were regarded as ineffective. These swap agreements expired in October 2008.

2. Non-Deliverable Forward (“NDF”) contracts to purchase foreign currency and other derivatives

Between October 2008 and January 2009, the Telecom Group entered into several contracts to purchase a total amount of US$ 108.5 million and Yen 5,120 million, to hedge its exposure to foreign currency fluctuations with respect to its Notes. Additionally, in January 2009, the Telecom Group entered into a derivative contract (an Euro “Zero Cost Collar”) as supplementary of those contracts, to hedge its exposure to foreign currency fluctuations with respect to the Euro-denominated Notes. These contracts have expired in April 2009 and were regarded as ineffective.

Telecom also entered into several NDF contracts amounting to US$185 million in order to hedge its exposure to US dollar fluctuations with respect to its Notes, which were liquidated in October 2009 jointly with Telecom’s Notes. Telecom designated these NDF contracts as ineffective cash flow hedges. For the year ended December 31, 2009, the changes in the fair value of these hedges were recognized as a loss in the financial results as “Gain (loss) on derivatives” in an amount of $39.

Personal entered into several NDF contracts amounting to US$159 million in order to hedge its exposure to US dollar fluctuations with respect to its Notes, which were liquidated during fiscal year 2009. Personal designated these NDF contracts as ineffective cash flow hedges. For the year ended December 31, 2009, the changes in the fair value of these hedges were recognized as a loss in the financial results as “Gain (loss) on derivatives” in an amount of $42.

4. Summary of significant accounting policies (continued)

3. NDF contracts to purchase foreign currency for Notes and accounts payable

Personal entered into several contracts to purchase foreign currency which main characteristics at December 31, 2009, are the following:

a) For Notes

	Currency	Amount (in million)	Average exchange rate	Date	Expiring date	Book value at December 31, 2009 assets (liabilities)
Personal	US$	25.2	4.384 $/US$	August/December 2009	June 2010 – December 2010	(3)
	US$	90.0	4.344 $/US$	December 2009	December 2010	1
		115.2				(*) (2)

(*) Includes $1 in Other current receivables and $(3) in Current debt (which corresponds to related parties, see Note 7.e).

When entering into these NDF contracts, the management objective was to reduce its exposure to foreign currency fluctuations and denominate its Notes in Argentine pesos. At inception, as the main terms of the NDF were substantially similar to the terms of the foreign currency-denominated obligations, these hedges were designated as effective cash flow hedges. In accordance with Argentine GAAP changes in the fair value of these hedges were recognized in equity under “Foreign currency translation adjustments” and subsequently reclassified to earnings when the hedge items affect earnings.

For the year ended December 31, 2009 a loss of $2 was recclasified to financial results under “Gain (loss) on derivatives”.

During January 2010, and continuing with its Notes’ hedging policy, Personal entered into several NDF contracts amounting to US$72 million in order to hedge its exposure to US dollar fluctuations with respect to its Notes, maturing December 2010. Personal designated these NDF contracts as effective cash flow hedges.

b) For accounts payable

During fiscal year 2009, Personal entered into several NDF contracts amounting to US$23.5 million, maturing between September 2009 and August 2010, in order to hedge its exposure to US dollar fluctuations related to accounts payable.

However, as the terms of the NDF do not perfectly match the terms of the foreign currency-denominated obligations, these hedges were regarded as ineffective. Therefore, the changes in the fair value of these NDF until the cancellation date and the subsequent changes were recognized as a gain (loss) in the item line “Financial results, net”. At December 31, 2009, US$8.5 million are outstanding, maturing July and August 2010.

For the year ended December 31, 2009, the changes in the fair value of these hedges were recognized as a loss in the financial results as “Gain (loss) on derivatives” in an amount of $6 with counterpart in the item line “Accounts payable”.

During January 2010, Personal entered into several NDF contracts amounting to US$30.2 million (maturing January through December 2010), in order to hedge its exposure to US dollar fluctuations related to accounts payable. The Company designated these NDF contracts as effective cash flow hedges.

(u) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(v) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2009, 2008 and 2007 are shown in Note 17.h. under the caption “Advertising”.

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

4. Summary of significant accounting policies (continued)

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

(x) Results from discontinued operations

Under Argentine GAAP, the sale of the former subsidiary Publicom, approved by the Telecom’s Board of Directors in March 2007, shall be accounted for as “Discontinued operation” in accordance with the guidelines of RT 9, that considers that an entity’s component is discontinued if: i) it has been sold at the date of issuance of the financial statements; ii) it constitutes a separate line of business and iii) it is identified either as operating purposes or financial reporting purposes.

By this means, the Company has consolidated Publicom as of the disposal date identifying the results of operations in a separate line “Income from discontinued operations” of the consolidated statements of income. Therefore, the Company has separated the cash and cash equivalents provided by investing activities from discontinued operations in the consolidated statements of cash flows.

5.             Breakdown of the main accounts

(a)   Cash and banks

Cash and banks consist of the following:

	As of December 31, 2009	As of December 31, 2008
Cash	$12	$9
Banks	50	27
	$62	$36

(b)   Investments

Investments consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Time deposits (Note 17.d)	$1,075	$718
Mutual funds(Note 17.c)	120	144
Related parties (Note 7.c)	16	4
Government bonds (Note 17.c)	—	223
	$1,211	$1,089
Non current
2003 Telecommunications Fund	1	1
	$1	$1

(c)   Accounts receivable

Accounts receivable consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Voice, data and Internet	$621	$538
Wireless (i)	676	602
Wireless – related parties (Note 7.c)	10	5
Subtotal	1,307	1,145
Allowance for doubtful accounts (Note 17.e)	(144)	(136)
	$1,163	$1,009
Non current
Voice, data and Internet	$—	$1
Allowance for doubtful accounts (Note 17.e)	—	(1)
	$—	$—

(i) Includes $19 as of December 31, 2009 and $20 as of December 31, 2008 corresponding to Núcleo’s receivables.

5.             Breakdown of the main accounts (continued)

(d) Other receivables

Other receivables consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Prepaid expenses	$80	$65
SU credits (Note 2.d)	66	36
Tax credits	60	48
Restricted funds	10	9
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	4	11
Derivatives (Note 4.t)	1	22
Other	36	41
Subtotal	257	232
Regulatory contingencies (Notes 2.g and i and 16.e)	(4)	(11)
Allowance for doubtful accounts (Note 17.e)	(12)	(12)
	$241	$209
Non current
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	$87	$93
Other tax credits	37	28
Restricted funds	24	15
Prepaid expenses	19	21
Credit on minimum presumed income tax	7	20
Other	12	13
Subtotal	186	190
Regulatory contingencies (Notes 2.g and i and 16.e)	(75)	(75)
Allowance for doubtful accounts (Note 17.e)	(37)	(28)
	$74	$87

(e)   Inventories

Inventories consist of the following:

	As of December 31, 2009	As of December 31, 2008
Wireless handsets and equipment (Note 17.f)	$264	$267
Allowance for obsolescence (Note 17.e)	(21)	(16)
	$243	$251

(f) Other assets

Other assets consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Fixed assets held for sale	$8	$7
Allowance for other assets (Note 17.e)	(1)	(1)
	$7	$6
Non current
Fixed assets held for sale	$6	$6
Allowance for other assets (Note 17.e)	(3)	(3)
	$3	$3

(g) Fixed assets

Fixed assets consist of the following:

	As of December 31, 2009	As of December 31, 2008
Non current
Net carrying value (Note 17.a)	$6,864	$6,207
Write-off of materials (Note 17.e)	(25)	(19)
	$6,839	$6,188

(h) Accounts payable

Accounts payable consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Fixed assets suppliers	$1,053	$773
Other assets and services suppliers	692	609
Inventories suppliers	246	157
Subtotal	1,991	1,539
Deferred revenues	135	134
Agent commissions	45	21
Related parties (Note 7.c)	32	62
SU reimbursement (Note 2.d)	11	15
	$2,214	$1,771
Non current
Fixed assets suppliers – Related parties (Note 7.c)	$24	$27

5.                                      Breakdown of the main accounts (continued)

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Vacation, bonuses and social security payable	$264	$193
Termination benefits	36	44
	$300	$237
Non current
Termination benefits	$82	$83

(j) Taxes payable

Taxes payable consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Income tax, net (Note 10)	$431	$290
Tax on SU (Note 2.d)	155	122
Internal taxes	43	25
VAT, net	33	67
Turnover tax	25	47
Regulatory fees	24	22
Municipal taxes	12	8
Other	51	49
	$774	$630
Non current (Note 10)
Deferred tax liabilities	$199	$224
Law No. 26,476 Tax Regularization Regime	13	—
	$212	$224

(k) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Guarantees received	$16	$16
Deferred revenue on sale of capacity and related services	12	10
Customer loyalty programs	5	5
Court fee	3	3
Other	16	12
	$52	$46
Non current
Deferred revenue on sale of capacity and related services	$112	$86
Asset retirement obligations	44	37
Retirement benefits	11	9
Legal fee (Note 11.e.2)	11	—
Court fee	7	11
Customer loyalty programs	1	2
Other	—	1
	$186	$146

(l) Net sales

Net sales consist of the following:

	Years ended December 31,
	2009	2008	2007
Voice	$2,825	$2,701	$2,601
Internet	1,058	735	528
Data	274	217	173
Voice, data and Internet	4,157	3,653	3,302
Prepaid and post-paid	2,754	2,362	1,988
Roaming, TLRD and CPP	1,633	1,645	1,412
Value added services	2,331	1,736	1,264
Sale of handsets	796	712	583
Other	114	110	92
Wireless in Argentina	7,628	6,565	5,339
Prepaid and post-paid	200	184	242
Roaming, TLRD and CPP	61	78	102
Value added services	139	95	62
Sale of handsets	6	8	7
Internet	19	13	5
Other	16	12	15
Wireless in Paraguay	441	390	433
Total net sales	$12,226	$10,608	$9,074

5.                                      Breakdown of the main accounts (continued)

(m) Gain on equity investees

Gain on equity investees consist of the following:

	Years ended December 31,
	2009	2008	2007
Foreign currency translation adjustment realized on capital reimbursement of Núcleo	$13	$—	$—

(n) Financial results, net

Financial results, net consist of the following:

	Years ended December 31,
	2009	2008	2007
Generated by assets
Interest income	$125	$89	$95
Related parties (Note 7.c)	3	—	1
Foreign currency exchange gain	103	104	26
Holding (gain) loss on inventories (Note 17.f)	(7)	2	(59)
Other	—	3	(1)
Total generated by assets	$224	$198	$62
Generated by liabilities
Interest expense	$(173)	$(203)	(294)
Less capitalized interest on fixed assets	15	20	23
Gain(loss) on discounting of debt and other liabilities	12	(53)	(84)
Foreign currency exchange loss	(310)	(233)	(293)
Gain (loss) on derivatives	(94)	(29)	141
Loss on derivatives - related parties (Note 7.c)	(9)	—	—
Gain (loss) on purchase of Notes	(2)	34	—
Other	6	—	4
Total generated by liabilities	$(555)	(464)	$(503)
	$(331)	$(266)	$(441)

(o) Other expenses, net

Other expenses, net consist of the following:

	Years ended December 31,
	2009	2008	2007
Net reversal of provisions related to Law No. 26,476 Tax Regularization Regime (Note 11.e.2)	$36	$—	$—
Provision for contingencies (Note 17.e)	(158)	(100)	(79)
Severance payments and termination benefits	(73)	(144)	(84)
Allowance for obsolescence of inventories (Note 17.e)	(25)	(12)	(7)
Allowance for doubtful accounts and other assets	(9)	(9)	(7)
Provision for regulatory contingencies (Note 17.e)	(6)	(12)	(42)
Allowance for obsolescence of materials (Note 17.e)	(16)	(11)	—
Gain on sale of fixed assets and other assets	13	9	19
Gain on SC Resolution No. 41/07 and IDC (Note 2.g and i)	—	—	92
Other, net	4	8	7
	$(234)	$(271)	$(101)

6.                                      Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of December 31,
	2009	2008	2007	2006
Cash and banks	$62	$36	$45	$30
Current investments	1,211	1,089	947	635
Total as per balance sheet	$1,273	$1,125	$992	$665
Less:
Items not considered cash and cash equivalents
- Time deposits with maturities of more than three months	—	—	(534)	—
- Government bonds	—	(223)	—	—
Total cash and cash equivalents as shown in the statement of cash flows	$1,273	$902	$458	$665

6.                                      Supplementary cash flow information (continued)

The cash flows provided by operating activities (originated in financial transactions) are as follows:

	Years ended December 31,
	2009	2008	2007
Foreign currency exchange gain on cash and cash equivalents	$61	$70	$17
Interest income generated by current investments	76	43	53
Interest income generated by accounts receivable	49	46	42
Interest income generated by related parties	3	—	—
Collection (payment) on swap settlement	(84)	170	12
Subtotal (originated in financial transactions)	105	329	124
Income tax paid	(630)	(182)	(47)
Other cash flows provided by operating activities	3,805	3,167	2,865
Total cash flows provided by operating activities	$3,280	$3,314	$2,942

Income taxes eliminated from operating activities components:

	Years ended December 31,
	2009	2008	2007
Reversal of income tax included in the statement of income	$797	$535	$292
Income taxes paid (includes payments in advance)	(630)	(182)	(47)
Total income taxes eliminated from operating activities	$167	$353	$245

Changes in assets/liabilities components:

	Years ended December 31,
	2009	2008	2007
Increase in assets
Investments not considered as cash or cash equivalents	$(31)	$(23)	$(2)
Trade accounts receivable	(281)	(175)	(221)
Other receivables	(38)	(191)	(96)
Inventories	(38)	(107)	(51)
Other assets	(1)	(1)	—
	$(389)	$(497)	$(370)
Net (decrease) increase in liabilities
Accounts payable	$131	$53	$(21)
Salaries and social benefits payable	63	112	44
Taxes payable	(21)	195	45
Other liabilities	25	8	9
Contingencies	(16)	(38)	(50)
	$182	$330	$27

•                   Main non-cash operating transactions:

	Years ended December 31,
	2009	2008	2007
Credit on minimum presumed income tax offset with income taxes	$7	$285	$162
Derivatives	8	200	129
Credit on income tax from cash dividends paid by foreign companies	—	5	7
Legal fee from Tax Regularization Regime	14	—	—
Foreign currency translation adjustments in assets	92	47	56
Foreign currency translation adjustments in liabilities	36	8	30

•                   Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2009	2008	2007
Acquisition of fixed assets (Note 17.a)	$(1,801)	$(1,656)	$(1,416)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(652)	(626)	(445)
Less:
Acquisition of fixed assets through incurrence of accounts payable	945	703	623
Capitalized interest on fixed assets	15	20	23
Wireless handsets lent to customers at no cost (i)	16	3	5
Asset retirement obligations	3	10	2
	$(1,474)	$(1,546)	$(1,208)

(i)            Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

6.                                      Supplementary cash flow information (continued)

Intangible assets acquisitions include:

	Years ended December 31,
	2009	2008	2007
Acquisition of intangible assets (Note 17.b)	$(23)	$(41)	$(27)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(7)	(5)	(14)
Less:
Acquisition of intangible assets through incurrence of accounts payable	13	31	6
	$(17)	$(15)	$(35)

Equity investee acquisitions include:

	Years ended December 31,
	2009	2008	2007
Cash paid for the acquisition of the shares of Cubecorp	$—	$(98)	$(1)
Cash and cash equivalents included in the acquisition of Cubecorp	—	1	—
	$—	$(97)	$(1)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2009	2008	2007
Collection of (investment in) time deposits with maturities of more than three months	$—	$534	$(532)
Collection (acquisition) of Government bonds	253	(200)	—
Total cash flows from investments not considered as cash equivalents	$253	$334	$(532)

•                   Financing activities components:

	Years ended December 31,
	2009	2008	2007
Bank overdrafts	$218	$16	$—
Debt proceeds	143	75	45
Payment of Notes	(1,409)	(1,119)	(932)
Purchase of Notes	(108)	(237)	—
Payment of bank overdrafts	(218)	(16)	—
Payment of bank loans	(117)	(72)	(358)
Payment of interest on Notes	(149)	(180)	(264)
Payment of interest on bank loans	(13)	(5)	(29)
Payment of interest on bank overdrafts	(6)	—	—
Payment of capital reimbursement of Núcleo	(8)	—	—
Cash dividends paid	(19)	(20)	(38)
Total financing activities components	$(1,686)	$(1,558)	$(1,576)

During the second quarter of 2007, Telecom collected $182 corresponding to the sale of the equity investee in Publicom, separated as cash flow from investing activities from discontinued operations.

7 - Related party transactions

(a) Related parties

Related parties (as described in FACPCE RT 21) are those legal entities or individuals which are related to Telecom Italia Group or with W de Argentina — Inversiones S.L.

(b) Changes in the equity stocks of the indirect shareholders of Telecom Italia

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefonica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Transaction”)”. In accordance with the last public statement available (Telecom Italia S.p.A.’s financial statements as of September 30, 2009), Telco S.p.A. currently owns approximately 22.4% of Telecom Italia S.p.A.’s voting shares.

After the Transaction, since October 2007, Pirelli & C. S.p.A., its controlled subsidiaries and its related parties have ceased to be related parties of the Company and its direct and indirect subsidiaries.

The Transaction has generated different opinions with respect to its impact on Argentina’s telecommunications market in light of the Law for Defense of the Competition (Ley de Defensa de la Competencia or “LDC”) and the existing regulatory framework.

7 - Related party transactions (continued)

Consequently, the Transaction required the intervention of various administrative bodies whose decisions have been subject to various presentations and complaints before administrative and judicial courts. Consequently, as of the date of issuance of these consolidated financial statements, those decisions are still pending.

Additional information on the Transaction and its consequences can be reviewed at www.cnv.gov.ar (section “Autopista de Información Financiera”) and at www.sec.gov.

(c) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the years presented, the Company has not conducted any transactions with executive officers and/or persons related to them. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

The following is a summary of the balances and transactions with related parties as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007:

	As of December	As of December
	31, 2009	31, 2008
Investments
Standard Bank S.A. (Note 17.c) (a)	16	4
	$16	$4
Accounts receivable
TIM Celular S.A. (b)	$3	$2
Telecom Italia S.p.A. (b)	2	3
Standard Bank S.A. (a)	5	$—
	$10	$5
Current accounts payable:
Telecom Italia Sparkle S.p.A. (b)	$18	$12
Latin American Nautilus USA Inc. (b)	5	1
Telecom Italia S.p.A. (b)	3	2
Latin American Nautilus Argentina S.A. (b)	2	4
Etec S.A. (b)	2	1
Latin American Nautilus Ltd. (b)	—	3
TIM Celular S.A. (b)	—	1
Italtel Argentina S.A. (b) (c)	—	37
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	2	1
	$32	$62
Current debt
Standard Bank S.A. (a)	$3	$—
	$3	$—
Non-current accounts payable:
Telecom Italia Sparkle S.p.A. (b)	$22	$24
Latin American Nautilus Argentina S.A. (b)	2	2
Latin American Nautilus USA Inc. (b)	—	1
	$24	$27

		Years ended December 31,
	Transaction description	2009	2008	2007
Services rendered:
TIM Celular S.A. (b)	Roaming	$12	$14	$12
Telecom Italia Sparkle S.p.A. (b)	International inbound calls	9	7	6
Telecom Italia S.p.A. (b)	Roaming	7	6	7
Latin American Nautilus Argentina S.A. (b)	International inbound calls	1	1	2
Entel S.A. (Bolivia) (b) (d)	International inbound calls	—	—	3
Caja de Seguros S.A. (a)	Others	2	—	—
Standard Bank (a)	Usage of fixed telephony	9	5	5
Standard Bank (a)	Interest	3	—	1
Standard Bank (a)	Loss on derivatives	(9)	—	—
Total services rendered		$34	$33	$36
Services received:
Telecom Italia Sparkle S.p.A. (b)	International outbound calls and data	$(75)	$(41)	$(17)
Telecom Italia S.p.A. (b)	Fees for services and roaming	(27)	(14)	(28)
TIM Celular S.A. (b)	Roaming and Maintenance, materials and supplies	(7)	(5)	(6)
Etec S.A. (b)	International outbound calls	(7)	(4)	(4)
Latin American Nautilus USA Inc. (b)	International outbound calls	(6)	(2)	(1)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	(4)	(4)	(1)
Entel S.A. (Bolivia) (b) (d)	International outbound calls	—	(1)	(5)
Italtel Argentina S.A. (b) (c)	Maintenance, materials and supplies	—	(6)	(3)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Salaries and social security	(13)	(10)	(8)
Caja de Seguros S.A. (a)	Insurance	(5)	(3)	(2)
La Estrella Cía de Seguros de retiro S.A. (a)	Insurance	(2)	(1)	(1)
Caja de Ahorro y Seguro S.A. (a)	Insurance	—	—	(1)
Haras El Capricho S.A. (a)	Advertising	—	—	(1)
Total services received		$(146)	$(91)	$(78)

7 - Related party transactions (continued)

	Years ended December 31,
	2009	2008	2007
Purchases of fixed assets/intangible assets:
Latin American Nautilus Ltd. (b)	$11	$4	$—
Telecom Italia S.p.A. (b)	1	1	2
Latin American Nautilus Argentina S.A. (b)	1	2	1
Latin American Nautilus USA Inc. (b)	—	1	—
Telecom Italia Sparkle S.p.A. (b)	—	33	26
Italtel Argentina S.A. (b) (c)	—	111	85
Total fixed assets and intangible assets	$13	$152	$114

(a)          Such companies relate to W de Argentina - Inversiones S.L.

(b)         Such companies relate to Telecom Italia Group.

(c)          This company is no longer related party at December 2008.

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

(d) Merger of Cubecorp

In July 2008, Telecom Argentina acquired 100% of the shares of Cubecorp for approximately $98. With this acquisition, Telecom strengthens its Data Center services, as the Data Center acquired is equipped with world class infrastructure, which permits to offer clients with high reliability, availability and scalability customized to their needs.

The Board of Directors of Telecom and Cubecorp held on September 10, 2008, and October 7, 2008, respectively, approved a Preliminary Agreement of Merger, by which Telecom would merge Cubecorp, effective January 1st, 2009.

In March 2009, the Board of Directors of Cubecorp and Telecom approved the Merger Agreement, by which both companies would merge (subject to the approval of the CNV and to the approval of the Shareholders’ Meetings of Cubecorp and Telecom), being Telecom the continuing company and Cubecorp the dissolved without liquidation company. The CNV determined no legal or accounting observations for the merger and ordered the publication of the Merger Agreement in the Buenos Aires Stock Exchange’s (“the BCBA”) Daily Bulletin and in the CNV’s website (www.cnv.gov.ar, section “Autopista de Información Financiera”).

The Shareholders’ Meeting of Cubecorp held on March 19, 2009, approved the merger, the corresponding financial statements and the dissolution without liquidation of Cubecorp as provided by Law No. 19,550 section 94 art. 7. The merger had effect since January 1st, 2009, when Telecom assumed the rendering of Cubecorp’s services.

The Shareholders’ Meeting of Telecom, which in its Agenda was to consider all the documents of the merger, was first dated April 28, 2009 and subsequently dated September 9, 2009 but both times was provisionally suspended by resolutions of the Court of Appeals in Commercial Matters No. 2 in the file recorded as “Telecom Italia S.p.A. y Otro s/Recurso de Queja por Rec. Denegado”, as described in e) above.

The relevance of the merger in the shareholders’ equity, in accordance with the results of the Merger Special Consolidated Balance Sheet of Cubecorp and Telecom prepared as of December 31, 2008, with effect as from the first hour of January 1st, 2009, was the following:

	Telecom	Cubecorp	Elimination	Merged balance sheet
Current assets	1,141	10	(6)	1,145
Non-current investments - Cubecorp	64	—	(64)	—
Other non-current assets	5,888	69	—	5,957
Total assets	7,093	79	(70)	7,102
Current liabilities	2,391	5	(6)	2,390
Non-current liabilities	682	10	—	692
Total liabilities	3,073	15	(6)	3,082
Shareholders’ equity	4,020	64	(64)	4,020
Total liabilities and shareholders’ equity	7,093	79	(70)	7,102

7 - Related party transactions (continued)

(e) Acquisition of Springville

On April 7, 2009, Personal acquired the shares of the Uruguayan company Springville for an amount of Uruguayan peso 237,180, equivalent to US$9,892. It was acquired for the purposes of rendering resale services relating to telecommunications in Uruguay and currently, it is requesting the permits required by the Uruguayan authorities to offer this type of services. At the date of issuance of these consolidated financial statements, Springville has not carried out any operations.

(f) Núcleo’s voluntary capital reduction

On June 5, 2009, Núcleo’s General Extraordinary Shareholders’ Meeting approved the voluntary capital reduction in an amount of Guaraníes 24,800 million (equivalent to $21), which was reimbursed to the shareholders in October 2009, cancelling 2,480 ordinary shares (1,674 corresponding to Personal, equivalent to $13). This reduction resulted in a gain of $13 included in the item line “Gain on equity investees” corresponding to the realization of the foreign currency translation adjustments originally included in the item line “Foreign currency translation adjustments” in the Shareholders’ equity.

8 — Debt of the Telecom Group

8.1. Short-term and long-term debt

As of December 31, 2009 and 2008, the Telecom Group’s short-term and long-term debt comprises the following:

	As of December	As of December
	31, 2009	31, 2008
Short-term debt:
- Principal:
Notes	$686	$1,255
Issue discount and underwriting fees	(1)	—
Bank loans	72	89
Subtotal	757	1,344
- Accrued interest	3	20
- Derivatives	3	—
- Effect on discounting of debt	—	(9)
Total short-term debt	$763	$1,355
Long-term debt:
- Principal:
Notes	$—	$690
Issue discount and underwriting fees	—	(2)
Bank loans	58	—
Total long-term debt	$58	$688
Total debt	$821	$2,043

The following table segregates the Telecom Group’s debt by company as of December 31, 2009:

		Personal	Núcleo	Consolidated as of December 31, 2009	Consolidated as of December 31, 2008
•	Principal	685	130	815	2,032
•	Accrued interest	1	2	3	20
	Subtotal	686	132	818	2,052
•	Derivatives	3	—	3	—
•	Effect on discounting of debt	—	—	—	(9)
	Total debt	689	132	821	2,043
	• Short-term debt	689	74	763	1,355
	• Long-term debt	—	58	58	688

8.2. Debt of Telecom Argentina

In August 2005, Telecom Argentina issued Notes in compliance with the terms of the debt restructuring APE. On October 15, 2009, and together with the payment of interest, Telecom Argentina fully cancelled its financial debt. The debt was prepaid 5 years in advance of the repayment schedule originally agreed upon the financial creditors. By means of this, at December 31, 2009, Telecom Argentina has no financial debt.

8 — Debt of the Telecom Group (continued)

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

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
December 31, 2009	B-	AA	B	AA-

During 2009, Personal purchased Notes pursuant to market purchase transactions, acquiring an aggregate principal nominal amount of US$ 19.5 million of Series 3 Medium Term Notes due 2010. The Notes acquired were cancelled according with the terms and conditions of the respective Indentures. Additional information is given in Note 18.

The following table shows the outstanding series of Notes as of December 31, 2009:

			Outstanding					Book value as of December 31, 2009 (in millions of $)				Fair value as
Series	Nominal value (in millions)		nominal value (in millions)		Term in years	Maturity date	Annual rate %	Principal	Accrued interest	Issue discount and underwriting fees	Total	of December 31, 2009
3	US$	240	US$	180	5	December 2010	9.25	686	1	(1)	686	721
							Total	686	1	(1)	686	721

2. Covenants

The terms and conditions of Personal’s Notes require that Personal comply with various covenants, including:

•                  in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

•                  if at any time the Leverage Ratio (total outstanding indebtedness / consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1.00 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum.

3. Negative covenants

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

8 — Debt of the Telecom Group (continued)

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

4. Events of default

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

(b) Núcleo

Debt in foreign currency (US$)

During fiscal year 2006, Núcleo entered into new loans with banks with operations in Paraguay for a total amount of US$ 9.5 million. During fiscal year 2009, Núcleo has cancelled the remaining US$ 1.6 million (equivalent to $5).

Debt in local currency (Guaraníes)

The following table shows the outstanding loans with banks with operations in Paraguay and the main terms as of December 31, 2009:

Nominal value (in million of	Amortization	Book value (in million of $)
Guaraníes)	term	Current	Non-current
67,180	2 years	26	29
36,800	1 year	30	—
32,000	2 years	10	16
15,400	2 years	4	9
7,000	2 years	2	4
158,380		72	58

The average annual rate of these loans is 9.64% in Guaraníes.

The terms and conditions of Núcleo’s loans provide for certain events of default which are considered standard for these kind of operations.

9 — Shareholders’ equity

9.1 — Of the Company

As of December 31, 2009 total registered, authorized, issued and outstanding shares are as follows:

Subscribed
Capital stock	and paid-in
5.330.400 ordinary shares, $10 nominal value and one vote per share:	53,304,000

Preferred shares, $10 nominal value and one vote per share:
Class “A”	10,624,500
Class “B”	14,704,550
25,329,050

9 — Shareholders’ equity (continued)

(a)              Common stock

On September 9, 2003, the Company was notified of the agreement entered into by the France Telecom Group and W de Argentina — Inversiones S.L., pursuant to which the France Telecom Group sold its stake in Nortel to W de Argentina — Inversiones S.L.

In December 2003, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora in exchange for shares of Sofora. At that time, the France Telecom Group sold the majority of its interest in Sofora to W de Argentina — Inversiones S.L.

As of December 31, 2009, Sofora’s shares are owned by the Telecom Italia Group (50%) and by W de Argentina — Inversiones S.L. (50%).

In connection with these transactions, a Shareholders’ Agreement between W de Argentina - Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. for the joint management of Sofora, Nortel, Telecom and its subsidiaries was executed.

The Telecom Italia Group is the operator of Telecom Argentina.

(b) Call options acquired by Telecom Italia International N.V.

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

According to SC Note No. 1,004/08, dated June 26, 2008 and to SC Note No. 2,573/08, dated December 30, 2008, the exercise of the Telecom Italia International N.V. Options is subject to the prior approval of the SC.

Additionally, the Argentine Antitrust Commission (or the “CNDC”) Resolution No. 123/08 resolved that until the CNDC issues its decision in the matter of Telecom Italia International N.V. Options, as provided by Law No. 25,156, the Telecom Italia Group companies “must refrain from exercising, assigning, transferring or taking any other action with respect to those purchase options”.

The Telecom Italia Group filed an appeal against CNDC Resolution No. 123/08. On January 28, 2009, the CNDC, through Resolution No. 6/09, rejected the appeal on the grounds that the parties did not lose their rights, because CNDC Resolution No. 123/08 only “implies a suspension of the terms provided in the Options purchase contract until the Regulatory Authority mentioned in Law No. 25.156” issues a decision regarding the Transaction, as mentioned in Note 7.b). Given the rejection of the appeal, Telecom Italia Group filed a complaint with the Second National Court of Appeals for Federal Civil and Commercial Matters (“the CNACCF”), requesting its review. The CNACCF declared itself competent to review the appeal, granted the appeal and served the National Government with notice of said appeal. A decision regarding said appeal is currently pending.

On March 26, 2009, the First National Court of Appeals for Federal Administrative Litigious Matters issued a precautionary measure declaring the suspension of the exercise of Telecom Italia International N.V.’s rights set forth in the purchase option contract, upon request of the company Grupo Dracma S.A., presided by Mr. Adrián Werthein, and W de Argentina- Inversiones S.L. This suspension will be effective until the SC renders a final decision regarding the validity of the legal effects in Argentina of the Transaction described in Note 7.b), or, alternatively, when a final decision is rendered regarding the underlying matter for which the precautionary measure was issued, whichever occurs first. Telecom Italia International N.V. filed a special federal appeal against said precautionary measure, and upon its rejection, filed an appeal with Argentina’s Supreme Court of Justice. The matter is still pending before Argentina’s Supreme Court of Justice.

Nortel has been informed that W de Argentina — Inversiones S.L. filed a complaint against Telecom Italia International N.V., before the National Commercial Court of First Instance N° 8, Secretariat N° 15 of the City of Buenos Aires, with the purpose of obtaining a decree of nullity on the Telecom Italia International N.V. Options. During said proceedings, the intervening judge ordered entry of the complaint in Sofora’s stock ledger, pursuant to the terms of section 229 of the National Civil and Commercial Code of Procedure. As of the date of issuance of these consolidated financial statements, resolution of the complaint is still pending.

9 — Shareholders’ equity (continued)

With respect to Resolutions No. 483/2009 and No. 3/2010 issued by the Secretary of Internal Commerce (“SCI”) and the precautionary measure issued on August 31, 2009, by the First Instance Federal Court in Contentious Administrative Matters No. 6 dated August 31, 2009, in favor of Telecom Italia International N.V. regarding the Telecom Italia International N.V. Options, it is noted the following: (i) the administrative resolutions have been repealed; and (ii) the above-mentioned precautionary measure has been affirmed by the National Federal Court of Appeals in Contentious Administrative Federal Matters, Chamber III. A special federal appeal has been filed against this decision. At the time of issuance of these financial statements, the special federal appeal remains under review.

(c) Restrictions on distribution of profits

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

(d) Preferred shares

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

9 — Shareholders’ equity (continued)

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

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No.214/02 are as follows:

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares:
a) Par value	11	11
1. Amount calculated according to the issue terms:
Non declared and non paid redemption corresponding to fiscal year 2001	55.1	130.5
Non declared and non paid redemption corresponding to fiscal year 2002	55.1	130.5
Non declared and non paid redemption corresponding to fiscal year 2003	55.1	130.5
Non declared and non paid redemption corresponding to fiscal year 2004	55.1	130.5
Non declared and non paid redemption corresponding to fiscal year 2005	55.1	130.5
Redemption corresponding to fiscal year 2006 and thereafter	41.5	98.3
	317.0	750.8
Non declared and non paid preferred dividends:
Corresponding to fiscal year 2001	19.0	45.0
Corresponding to fiscal year 2002	19.0	45.0
Corresponding to fiscal year 2003	19.0	45.0
Corresponding to fiscal year 2004	19.0	45.0
Corresponding to fiscal year 2005	19.0	45.1
Corresponding to fiscal year 2006	19.0	45.1
Corresponding to fiscal year 2007	19.0	45.1
Corresponding to fiscal year 2008	19.1	45.1
Corresponding to fiscal year 2009	19.1	45.1
	171.2	405.5
	488.2	1.156.3

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

9 — Shareholders’ equity (continued)

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At December 31, 2006, the ratio has exceeded 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively. At December 31, 2009 and 2008, the ratio has not exceeded 1.75.

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

Considering that the abovementioned ratio of 1.75 has not been exceeded at December 31, 2009 since the approval of the consolidated financial statements as of December 31, 2006, the Class “B” preferred shares holders are not entitled to vote.

9.2 — Of Telecom Argentina

(a) Common stock

At December 31, 2009, Telecom had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock - see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

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

9 — Shareholders’ equity (continued)

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

The Annual General and Extraordinary Meetings, held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or Telecom’s executive officers. From the total shares eligible for conversion approved by the Shareholders´ Meetings, 4,496,971 Class “C” ordinary shares were converted into Class “B” ordinary shares.

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

In October 2009, the comptroller of the PPP, who was timely appointed by the National Court of Federal Civil and Commercial No.10, informed to Telecom that he intends to obtain the release of the injunctions affecting part of the shares included in the Fund of Guarantee and Repurchase, for the purpose of allowing the cancellation of the balance belonging to former employees who had transferred their shares to the Fund.

10.          Income tax

As describe in Note 4.p, the Company accounts for income taxes in accordance with the guidelines of RT 17.

Income tax payable as of December 31, 2009 and December 31, 2008 consists of the following:

	As of Dccember 31, 2009					As of
	Telecom	Personal	Núcleo	Telecom USA	Total	December 31, 2008

Income tax provision	$286	$503	$8	$—	$797	$635
Credit on minimum presumed income tax	(23)	—	—	—	(23)	(235)
Payments in advance of income taxes	(41)	(296)	(9)	—	(346)	(110)
Law No. 26,476 Tax Regularization Regime (Note 11.e.2)	3	—	—	—	3	—
Current Income tax payable (receivable)	225	207	(1)	—	431	290
Law No. 26,476 Tax Regularization Regime (Note 11.e.2)	13	—	—	—	13	—
Non current net deferred tax liabilities	187	10	—	2	199	224
Non-current Income tax payable	200	10	—	2	212	224
Total Income tax liabilities (assets)	$425	$217	$(1)	$2	$643	$514

10.          Income tax (continued)

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2009							As of December
	Telecom		Personal	Núcleo	Telecom USA	Nortel	Total	31 2008

Tax loss carryforwards	$—		$1	$—	$—	$4	$5	$5
Allowance for doubtful accounts	21		33	1	—	—	55	75
Provision for contingencies	141		43	—	—	—	184	155
Inventories	—		20	—	—	—	20	4
Other deferred tax assets	69		4	—	—	2	75	110
Total deferred tax assets	231		101	1	—	6	339	349
Fixed assets	(62)		(85)	7	(2)	—	(142)	(108)
Inflation adjustments (i)	(356)		(13)	(8)	—	—	(377)	(416)
Purchase price allocation of Cubecorp’s fixed assets	—		—	—	—	—	—	(23)
Derivatives (ii)	—		—	—	—	—	—	(5)
Estimated cash dividends receivable from foreign companies	—		—	—	—	—	—	(5)
Total deferred tax liabilities	(418)		(98)	(1)	(2)	—	(519)	(557)
Subtotal deferred tax (liabilities) assets	(187)		3	—	(2)	6	(180)	(208)
- Valuation allowance (Note 17.e)	—		(13)	—	—	(6)	(19)	(16)
Net deferred tax liabilities as of December 31, 2009	(187)		(10)	—	(2)	—	(199)
Net deferred tax (liabilities) assets as of December 31, 2008	$(iii)	(219)	$(6)	$1	$—	$—	$––	$(224)

(i)	Mainly related to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.
(ii)	This deferred tax liability was generated by the effect of changes in the fair value of cash flow hedges.
(iii)	Includes $(9) of net deferred tax liabilities incorporated on January 1st, 2009, from the merger with Cubecorp.

Income tax expense for the year ended December 31, 2009, 2008 and 2007 consists of the following:

Years ended December 31, 2009
Telecom	Personal	Núcleo	Telecom USA	Nortel	Total

Current tax expense	$(301)	$(511)	$(6)	$—	$—	$(818)
Deferred tax benefit (expense)	31	(6)	(1)	(1)	2	25
Valuation allowance (Note 17.e)	—	(2)	—	—	(2)	(4)
Income tax expense	$(270)	$(519)	$(7)	$(1)	$—	$(797)

Years ended December 31, 2008
Telecom	Personal	Núcleo	Telecom USA	Nortel	Total

Current tax expense	$(238)	$(390)	$(7)	$—	$—	$(635)
Deferred tax benefit	93	2	3	—	1	99
Valuation allowance (Note 17.e)	2	—	—	—	(1)	1
Income tax expense	$(a)	(143)	$(388)	$(4)	$—	$—	$(535)

Years ended December 31, 2007
Telecom	Personal	Núcleo	Telecom USA	Nortel	Total

Current tax expense	$—	$(116)	$(17)	$(1)	$—	$(134)
Deferred tax expense	(159)	(87)	(1)	—	1	(246)
Valuation allowance	100	(11)	—	—	(1)	88
Current tax expense from discontinued operations	(63)	—	—	—	—	(63)
Income tax expense	$(122)	$(214)	$(18)	$(1)	$—	$(355)

(a) Includes $(2) corresponding to Cubecorp, entity that was merged in January 1st, 2009

Income tax expense for years ended December 31, 2009, 2008 and 2007 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Argentina	International		Total
Pre-tax income on a separate return basis	$3,888	$53		$3,941
Non taxable items — Gain on equity investees	(1,747)	—		(1,747)
Non taxable items — Other	29	20		49
Subtotal	2,170	73		2,243
Statutory income tax rate	35%	(*	)
Income tax expense at statutory tax rate	(760)	(8)		(768)
Change in deferred assets and liabilities	(6)	—		(6)
Law No. 26,476 Tax Regularization Regime (Note 11.e.2)	(19)	—		(19)
Change in valuation allowance (Note 17.e)	(4)	—		(4)
Income tax expense as of December 31, 2009	$(789)	$(8)		$(797)

10.                               Income tax (continued)

	Argentina	International	Total
Pre-tax income on a separate return basis	$2,705	$39	$2,744
Non taxable items — Gain on equity investees	(1,257)	—	(1,257)
Non taxable items — Other	51	(15)	36
Subtotal	1,499	24	1,523
Statutory income tax rate	35%	(* )
Income tax expense at statutory tax rate	(526)	(2)	(528)
Additional income tax from cash dividends paid by foreign companies	(6)	(2)	(8)
Change in valuation allowance (Note 17.e)	1	—	1
Income tax expense as of December 31, 2008	$(531)	$(4)	$(535)

Pre-tax income on a separate return basis	$1,877	$89	$1,966
Non taxable items — Gain on equity investees	(875)	—	(875)
Non taxable items — Other	(32)	17	(15)
Subtotal	970	106	1,076
Statutory income tax rate	35%	(* )
Income tax expense at statutory tax rate	(339)	(12)	(351)
Additional income tax from cash dividends paid by foreign companies	(21)	(7)	(28)
Expired tax loss carryforwards	(1)		(1)
Change in valuation allowance	88	—	88
Income tax expense as of December 31, 2007	$(273)	$(19)	$(292)

(*) The statutory tax rate in Paraguay was 10% and in the USA the effective tax rate was 33.5%, 20.5% and 39.5% in 2009, 2008 and 2007, respectively.

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

(b) Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $1,111 as of December 31, 2009, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in d) below.

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

(e) Contingencies

Telecom is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of reserves relating to these contingencies, the Management of Telecom, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes.

11.                               Commitments and contingencies (continued)

A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2009, Telecom has established reserves in an aggregate amount of $526 to cover potential losses under these claims ($79 for regulatory contingencies deducted from assets and $447 included under liabilities) and certain amounts deposited in Telecom’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2009, these restricted funds totaled $34 (included in the caption “Other receivables”).

Below is a summary of the most significant claims and legal actions for which reserves have been established:

1. Profit sharing bonds

In August 2008, the Supreme Court of Justice, when resolving a case against Telefonica, found the Decree No. 395/92 unconstitutional. Different legal actions were brought, mainly by former employees of Telecom against the National Government and Telecom, requesting that Decree No. 395/92 — which expressly exempted Telecom from issuing the profit sharing bonds provided in Law No. 23,696 — be struck down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds had not been issued.

In those suits for which judgment has already been rendered, the trial court judges hearing the matter resolved to dismiss the actions brought — relying on arguments made by each case’s respective prosecutors — pointing that such rule was valid and constitutional. However, and based on the National Supreme Court of Justice’s judgment on this matter, the three Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional.

In order to defend its rights, Telecom Argentina filed various appeals against these unfavorable decisions, and although said decisions have not been reviewed by the National Supreme Court of Justice, it should be noted that the abovementioned ruling of the Supreme Court on the case against Telefonica has created a judicial precedent that, in the opinion of the legal counsel of Telecom Argentina, increases the probability that Telecom Argentina has to face certain contingencies as a result of an adverse ruling, notwithstanding the right of reimbursement that attends Telecom against the National State.

Said Court decision found the abovementioned decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay —licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the complaints set forth therein (percentage of profit sharing, statue of limitation, distribution method between the beneficiaries of the program).

As of December 31, 2009, the management of Telecom Argentina, with the aid of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with these claims, having considered the legal background up to the date of issuance of these consolidated financial statements.

2.         Tax matters included in the Law No. 26,476 “Tax Regularization Regime”

In December 2008, the National Congress approved Law No. 26,476, the “Law on Tax Regularization and Repatriation of Capital” establishing a regime for the regularization of tax liabilities, the repatriation of funds and the registration of employees. Title I of the law provides taxpayers with a complete exemption for penal responsibilities in tax matters, for fines and a partial exemption for interest arising out of tax or social security liabilities prior to December 31, 2007.

As discussed in previous financial statements, Telecom was party to various legal proceedings arising from claims by AFIP (the Argentine Federal Tax Authority) with regards to:

(i)  AFIP’s claim for income tax for fiscal years 1993 to 1999 arising from disagreements in the calculation of depreciation of its fiber optic network.

(ii)  AFIP’s claims for income tax for fiscal years 1997 to 2000 challenging certain deductions for bad debt expenses of Telecom Argentina.

Upon detailed analysis of the Regularization Regime, Telecom Argentina decided to settle the AFIP’s claims in the time-frame established by Title I of the above-mentioned law.

11.                               Commitments and contingencies (continued)

Telecom Argentina’s compliance with the Regularization Regime resulted in a reversion of reserves and recognition of a new debt owed to AFIP in the amount of $38 (nominal value), $2 payable upon Telecom Argentina’s joining the Regime and the balance payable in 120 monthly installments at an annual interest rate of 9%. Telecom Argentina has also recognized a liability for legal fees in connection with these regularized processes estimated at $14 (nominal value). The value of both liabilities has been estimated at net present value according to Argentine GAAP and has been set forth under the section “Taxes payable” and “Other liabilities” in the consolidated balance sheet, classified by each liability’s nature and due date. The corresponding entries to the Income statement were classified under “Financial results, net - generated by liabilities”, “Other expenses, net”, and “Income taxes -current and deferred-” as appropriate.

In addition, Telecom Argentina is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Management of Telecom Argentina, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on Telecom Argentina’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

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

ENTel and the Argentine Government have agreed to indemnify and hold Telecom harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to Telecom for these claims through the issuance of treasury bonds. As of December 31, 2009, total claims in these labor lawsuits amounted to $9.

Tax matters

In December 2001, the AFIP made an additional income tax claim on the amortization period utilized by Telintar to depreciate its optic fiber network in submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the above paragraph, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income. Telecom Argentina and Telefonica appealed this judgment before the corresponding Federal Court. In June 2009, the Court revoked the ruling of the Fiscal Court and nullified the tax assessment that had been appealed.

The management of Telecom Argentina together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments and that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2006, the AFIP assessed additional income tax and tax on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Personal appealed this assessment with the National Fiscal Tribunal. The AFIP’s claim is contrary to certain jurisprudential precedents by the National Fiscal Tribunal. Consequently, Personal and its legal counsel believe that the matter will be resolved in its favor when the appeal process is completed.

11. Commitments and contingencies (continued)

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina was served with notice of a complaint filed by a consumer trade union, “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios,” against Telecom Argentina, Telefónica, Telintar and the Argentine Government. The suit seeks to declare null, illegal and unconstitutional all tariff rules and agreements as of the Transfer Agreement and to reduce the tariffs of the licensees so as to obtain a return rate not in excess of an annual 16% on fixed assets as described in the List of Conditions. Furthermore, the complaint seeks reimbursement of sums allegedly received in excess of the 16% return rate as well as sums resulting from the reduction in the rate of turnover tax for the city of Buenos Aires.

In October 2001, the Federal Court of Appeals for Contentious and Administrative Matters issued a precautionary measure suspending the ability of telecommunications companies to increase tariffs by reference to the U.S. consumer price index.

However, the Public Emergency Law and the reformation of the exchange regime, have had an analogous result to that proposed by the precautionary measure, by prohibiting, as of January 6, 2002, contracts held with the public administration, including public work and services contracts, from being adjusted to dollars or other foreign currencies. A decision of the Court of Appeals is still pending.

Additionally, upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction revoking the licenses granted to telecommunication service providers and termination of the exclusivity period. This case is currently in a preliminary stage.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is ready for sentence, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this proceeding, or reasonably estimate a range of possible loss given the current status of the litigation.

12 — Changes in useful lives of fixed assets in the Telecom Group

The Telecom Group performed an integral review of the useful lives of the fixed assets taking into account the rapid evolution of the telecommunications industry.

During the second quarter of 2009, the Telecom Group engaged independent appraisals (“Organización Levín de Argentina S.A.”) to reassess the appropriateness of the remaining useful lives of their fixed assets and certain intangible assets as from January 1st, 2009. As a result of the work, the independent appraisals confirmed the appropriateness of the existing useful lives of Telecom Argentina and Personal’s fixed assets with some exceptions as follows:

•                 Telecom Argentina

External access copper cables based on the analysis of the materials used for the deployment of the copper network, its state of maintenance, the replacement plans, the extensive development of Broadband over copper networks and the depreciation policies applied by other operators, the independent appraisals recommended to extend the current useful life as of December 31, 2008, from a total of 15 years to a total of 18 years.

TDM Switches based on Telecom plans for improvement and maintenance of the existing switches which will allow at least their continuous use until late 2014, the independent appraisals recommended to extend their remaining useful life until December 31, 2014. They also recommended that TDM additions that may occur as from fiscal year 2009 shall be depreciated considering the mentioned time limit.

12 — Changes in useful lives of fixed assets in the Telecom Group (continued)

Customer premises transmission equipment the dynamism of telecommunications, the incremental bandwidth required by customers as well as technological advances, significantly reduce the possibility to reuse these types of equipment once the first stage of contracts with customers is over. Considering these facts, the independent appraisals recommended to shorten the useful life of the existing customer premises equipment from the current 5 years to 3 years. They also suggested that new additions as from January 1st, 2009 shall be depreciated in 3 years.

•                 Personal

2G GSM technology equipment balances are included within fixed asset item lines categorized as “Wireless network access” and “Switching”. The independent report states that 2G GSM technology in Argentina may be seriously affected by new replacement technology during the year 2017. The specialist recommended:

(i)                                     to extend only the remaining useful life of the 2007-2008 acquisitions by 2 years;

(ii)                                  to maintain the current useful life (7 years) for the 2009-2010 acquisitions; and

(iii)                               to perform a new reassessment by the end of fiscal year 2011.

Software obtained or developed for internal use comprises different system modules which will be gradually replaced. New useful lives were estimated to accommodate the planned replacement dates, resulting in a general extension of the useful life of the related assets.

Accordingly, the Telecom Group adopted the recommendations of the independent appraisals affecting the charge for depreciation as from January 1st, 2009. This change resulted in a $129 decrease in depreciation expense ($84 net of tax effect) for the year ended December 31, 2009 ($113 in the Voice, data and Internet segment and $16 in the Wireless segment).

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

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom USA
Micro Sistemas (i)
Wireless	Personal
Núcleo
Springville (i)

(i)                                       Dormant entity at December 31, 2009, 2008 and 2007.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

13.          Segment information (continued)

For the years ended December 31, 2009, 2008 and 2007, more than 95% of the Telecom Group’s revenues were from sales generated in Argentina. More than 93% of the Telecom Group’s fixed assets are in Argentina. Segment financial information was as follows:

For the year ended December 31, 2009

•    Income statement information

	Voice, data and Internet	Wireless
	(a)	Personal	Núcleo	Subtotal	Nortel	Total
Services	4,114	6,832	435	7,267	—	11,381
Equipment sales	43	796	6	802	—	845
Net sales	4,157	7,628	441	8,069	—	12,226
Salaries and social security	(1,151)	(314)	(39)	(353)	(1)	(1,505)
Taxes	(266)	(716)	(17)	(733)	—	(999)
Maintenance, materials and supplies	(408)	(165)	(24)	(189)	—	(597)
Bad debt expense	(33)	(96)	(2)	(98)	—	(131)
Interconnection costs	(180)	—	—	—	—	(180)
Cost of international outbound calls	(152)	—	—	—	—	(152)
Lease of circuits	(83)	(34)	(25)	(59)	—	(142)
Fees for services	(214)	(270)	(16)	(286)	(2)	(502)
Advertising	(118)	(216)	(26)	(242)	—	(360)
Agent commissions and distribution of prepaid cards commissions	(50)	(794)	(34)	(828)	—	(878)
Other commissions	(55)	(128)	(7)	(135)	—	(190)
Roaming	—	(164)	(4)	(168)	—	(168)
Charges for TLRD	—	(675)	(55)	(730)	—	(730)
Cost of sales	(46)	(1,082)	(9)	(1,091)	—	(1,137)
Others	(322)	(308)	(28)	(336)	(1)	(659)
Operating income (loss) before depreciation and amortization	1,079	2,666	155	2,821	(4)	3,896
Depreciation of fixed assets and amortization of intangible assets	(663)	(381)	(94)	(475)	—	(1,138)
Operating income (loss)	416	2,285	61	2,346	(4)	2,758
Gain on equity investees	—	13	—	13	—	13
Financial results, net	(172)	(152)	(7)	(159)	—	(331)
Other expenses, net	(148)	(79)	(2)	(81)	(5)	(234)
Net income (loss) before income tax and noncontrolling interest	96	2,067	52	2,119	(9)	2,206
Income tax, net	(271)	(519)	(7)	(526)	—	(797)
Noncontrolling interest	—	—	(15)	(15)	(636)	(651)
Net income (loss)	(175)	1,548	30	1,578	(645)	758

(a)   Includes net sales of $42, operating income before depreciation of $15, operating profit of $11 and net income of $10 corresponding to Telecom USA.

•    Balance sheet information

Fixed assets, net	4,176	(b)	2,192	471	2,663	—	6,839
Intangible assets, net	176		594	3	597	—	773
Capital expenditures (without ARO and debt issue costs)	915	(b)	790	116	906	—	1,821
Depreciation of fixed assets	(646)		(379)	(94)	(473)	—	(1,119)
Amortization of intangible assets (without debt issue costs)	(17)		(2)	—	(2)	—	(19)
Net financial debt	579	(b)	(12)	(114)	(126)	—	453

(b)   In Fixed assets, net and Capital expenditures, includes $1 from Springville; in Net financial asset, includes $2 of Cash and banks from Springville.

•    Cash flow information

Cash flows provided by (used in) operating activities	1,607	1,551	132	1,683	(10)	3,280
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(852)	(566)	(73)	(639)	—	(1,491)
Decrease in investments not considered as cash and cash equivalents and other	268	—	—	—	—	268
Total cash flows used in investing activities	(584)	(566)	(73)	(639)	—	(1,223)
Cash flows from financing activities:
Debt proceeds	—	218	143	361	—	361
Payment of debt	(1,442)	(293)	(117)	(410)	—	(1,852)
Payment of interest and debt-related expenses	(84)	(71)	(13)	(84)	—	(168)
Cash dividends paid	—	—	(19)	(19)	—	(19)
Payment of capital reimbursement of Núcleo	—	—	(8)	(8)	—	(8)
Inter-segment transfers of cash	730	(707)	(33)	(740)	10	—
Total cash flows provided by (used in) financing activities	(796)	(853)	(47)	(900)	10	(1,686)
Increase in cash and cash equivalents	227	132	12	144	—	371
Cash and cash equivalents at the beginning of the year	352	544	6	550	—	902
Cash and cash equivalents at the end of the year	579	(b) 676	18	694	—	1,273

13.          Segment information (continued)

For the year ended December 31, 2008

•    Income statement information

	Voice, data and Internet	Wireless
	(a)	Personal	Núcleo	Subtotal	Nortel	Total
Services	3,612	5,853	382	6,235	—	9,847
Equipment sales	41	712	8	720	—	761
Net sales	3,653	6,565	390	6,955	—	10,608
Salaries and social security	(931)	(256)	(30)	(286)	(1)	(1,218)
Taxes	(230)	(590)	(12)	(602)	—	(832)
Maintenance, materials and supplies	(371)	(137)	(20)	(157)	—	(528)
Bad debt expense	(10)	(55)	(2)	(57)	—	(67)
Interconnection costs	(156)	—	—	—	—	(156)
Cost of international outbound calls	(145)	—	—	—	—	(145)
Lease of circuits	(67)	(38)	(19)	(57)	—	(124)
Fees for services	(181)	(208)	(11)	(219)	(2)	(402)
Advertising	(137)	(224)	(27)	(251)	—	(388)
Agent commissions and distribution of prepaid cards commissions	(43)	(691)	(35)	(726)	—	(769)
Other commissions	(51)	(104)	(4)	(108)	—	(159)
Roaming	—	(174)	(3)	(177)	—	(177)
Charges for TLRD	—	(707)	(57)	(764)	—	(764)
Cost of sales	(40)	(978)	(10)	(988)	—	(1,028)
Others	(257)	(242)	(25)	(267)	—	(524)
Operating income (loss) before depreciation and amortization	1,034	2,161	135	2,296	(3)	3,327
Depreciation of fixed assets and amortization of intangible assets	(822)	(375)	(92)	(467)	—	(1,289)
Operating income (loss)	212	1,786	43	1,829	(3)	2,038
Financial results, net	(166)	(103)	3	(100)	—	(266)
Other expenses, net	(212)	(56)	—	(56)	(3)	(271)
Net (loss) income before income tax and noncontrolling interest	(166)	1,627	46	1,673	(6)	1,501
Income tax, net	(143)	(388)	(4)	(392)	—	(535)
Noncontrolling interest	—	—	(12)	(12)	(435)	(447)
Net (loss) income	(309)	1,239	30	1,269	(441)	519

(a)   Includes net sales of $40, operating income before depreciation of $10, operating profit of $8 and net income of $8 corresponding to Telecom USA. It also includes net sales of $6, operating loss before depreciation of $(1), operating loss of $(3) and net loss of $(4) corresponding to Cubecorp.

•    Balance sheet information

Fixed assets, net	4,032	1,788	368	2,156	—	6,188
Intangible assets, net	173	598	1	599	—	772
Capital expenditures (without ARO and debt issue costs)	924	661	102	763	—	1,687
Net book value of Cubecorp’s fixed assets included in the acquisition of shares	132	—	—	—	—	132
Depreciation of fixed assets	(806)	(370)	(91)	(461)	—	(1,267)
Amortization of intangible assets (without debt issue costs)	(16)	(5)	(1)	(6)	—	(22)
Net financial debt	(679)	(145)	(85)	(230)	—	(909)

•    Cash flow information

Cash flows provided by (used in) operating activities	1,781	1,435	103	1,538	(5)	3,314
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(826)	(636)	(99)	(735)	—	(1,561)
Acquisition of Cubecorp	(97)	—	—	—	—	(97)
Increase in investments not considered as cash and cash equivalents and other	346	—	—	—	—	346
Total cash flows used in investing activities	(577)	(636)	(99)	(735)	—	(1,312)
Cash flows from financing activities:
Debt proceeds	—	3	88	91	—	91
Payment of debt	(1,197)	(208)	(39)	(247)	—	(1,444)
Payment of interest and debt-related expenses	(109)	(72)	(4)	(76)	—	(185)
Cash dividends paid	—	—	(20)	(20)	—	(20)
Inter-segment transfers of cash	231	(199)	(37)	(236)	5	—
Total cash flows provided by (used in) financing activities	(1,075)	(476)	(12)	(488)	5	(1,558)
Increase (decrease) in cash and cash equivalents	129	323	(8)	315	—	444
Cash and cash equivalents at the beginning of the year	223	221	14	235	—	458
Cash and cash equivalents at the end of the year	352	544	6	550	—	902

For the year ended December 31, 2007

•    Income statement information

	Voice, data and Internet	Wireless
	(a)	Personal	Núcleo	Subtotal	Nortel	Total
Services	3,284	4,756	426	5,182	—	8,466
Equipment sales	18	583	7	590	—	608
Net sales	3,302	5,339	433	5,772	—	9,074
Salaries and social security	(744)	(188)	(28)	(216)	(1)	(961)
Taxes	(204)	(453)	(11)	(464)	—	(668)
Maintenance, materials and supplies	(303)	(115)	(18)	(133)	—	(436)
Bad debt expense	(12)	(57)	(2)	(59)	—	(71)
Interconnection costs	(151)	—	—	—	—	(151)
Cost of international outbound calls	(138)	—	—	—	—	(138)
Lease of circuits	(58)	(31)	(18)	(49)	—	(107)
Fees for services	(140)	(158)	(9)	(167)	(2)	(309)
Advertising	(89)	(195)	(22)	(217)	—	(306)
Agent commissions and distribution of prepaid cards commissions	(29)	(620)	(55)	(675)	—	(704)
Other commissions	(46)	(80)	(4)	(84)	—	(130)
Roaming	—	(149)	(2)	(151)	—	(151)
Charges for TLRD	—	(556)	(53)	(609)	—	(609)
Cost of sales	(22)	(867)	(8)	(875)	—	(897)
Others	(180)	(178)	(29)	(207)	—	(387)
Operating income (loss) before depreciation and amortization	1,186	1,692	174	1,866	(3)	3,049
Depreciation of fixed assets and amortization of intangible assets	(828)	(510)	(78)	(588)	—	(1,416)
Operating income (loss)	358	1,182	96	1,278	(3)	1,633
Financial results, net	(262)	(185)	6	(179)	—	(441)
Other expenses, net	(61)	(35)	(2)	(37)	(3)	(101)
Net income (loss) before income tax and noncontrolling interest	35	962	100	1,062	(6)	1,091
Income tax, net	(60)	(214)	(18)	(232)	—	(292)
Noncontrolling interest	—	—	(23)	(23)	(354)	(377)
Net (loss) income from continuing operations	(25)	748	59	807	(360)	422
Income from discontinued operations	102	—	—	—	(46)	56
Net income (loss)	77	748	59	807	(406)	478

(a)   Includes net sales of $40, operating income before depreciation of $9, operating profit of $8 and net income of $7 corresponding to Telecom USA.

•    Balance sheet information

Fixed assets, net	3,927	1,494	317	1,811	—	5,738
Intangible assets, net	154	606	—	606	—	760
Capital expenditures (without ARO and debt issue costs)	799	546	96	642	—	1,441
Depreciation of fixed assets	(815)	(498)	(64)	(562)	—	(1,377)
Amortization of intangible assets (without debt issue costs)	(13)	(12)	(14)	(26)	—	(39)
Net financial debt	(1,358)	(613)	(23)	(636)	—	(1,994)

•    Cash flow information

Cash flows provided by (used in) operating activities	1,738	1,052	156	1,208	(4)	2,942
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(600)	(547)	(96)	(643)	—	(1,243)
Increase in investments not considered as cash and cash equivalents and other	(511)	—	—	—	(1)	(512)
Total cash flows used in investing activities	(1,111)	(547)	(96)	(643)	(1)	(1,755)
Cash flows from financing activities:
Debt proceeds	—	—	45	45	—	45
Payment of debt	(889)	(371)	(30)	(401)	—	(1,290)
Payment of interest and debt-related expenses	(182)	(108)	(3)	(111)	—	(293)
Cash dividends paid	—	—	(38)	(38)	—	(38)
Inter-segment transfers of cash	—	42	(43)	(1)	1	—
Total cash flows provided by (used in) financing activities	(1,071)	(437)	(69)	(506)	1	(1,576)
Cash flows from investing activities from discontinued operations
Proceeds for the sale of equity investees	182	—	—	—	—	182
Total cash flows provided by investing activities from discontinued operations	182	—	—	—	—	182
(Decrease) increase in cash and cash equivalents from continuing operations	(444)	68	(9)	59	(4)	(389)
Increase in cash and cash equivalents from discontinued operations	182	—	—	—		182
Increase (decrease) in cash and cash equivalents	(262)	68	(9)	59	(4)	(207)
Cash and cash equivalents at the beginning of the year	485	153	23	176	4	665
Cash and cash equivalents at the end of the year	223	221	14	235	—	458

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

Balance sheets:

	As of December 31, 2009	As of December 31, 2008
ASSETS
Non-Current Assets
Investments	2,976	2,201
Total non-current assets	2,976	2,201
TOTAL ASSETS	$2,976	$2,201
LIABILITIES
Current Liabilities
Accounts payable	$2	$2
Loans	16	—
Taxes payable	5	4
Total current liabilities	23	6
Non-Current Liabilities
Debt	—	6
Total non-current liabilities	—	6
TOTAL LIABILITIES	$23	$12
SHAREHOLDERS’ EQUITY	$2,953	$2,189
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,976	$2,201

Statements of income:

	Years ended December 31,
	2009	2008	2007
Gain on equity investees	$769	$526	$484
General and administrative expenses	(4)	(3)	(3)
Financial results, net	(2)	(1)	—
Other expenses, net	(5)	(3)	(3)
Net income	$758	$519	$478

Condensed statements of cash flows:

	Years ended December 31,
	2009	2008	2007
Cash flows used in operating activities	$(8)	$(4)	$(4)
Cash fows used in investing activities	—	—	(1)
Cash flows provided by financing activities	8	4	1
Increase in cash and cash equivalents	—	—	(4)
Cash and cash equivalents at the beginning of year	—	—	4
Cash and cash equivalents at year-end	$—	$—	$—

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

15. Differences between Argentine GAAP and US GAAP (continued)

	Years ended December 31,
	2009	2008	2007
Reconciliation of net income:
Total net income under Argentine GAAP	$758	$519	$478
US GAAP adjustments:
Redeemable preferred shares (a)	(117)	(116)	(108)
Foreign currency translation (b)	—	—	(1)
Depreciation of foreign currency exchange differences (c.2)	6	21	57
Telecom Argentina’s Debt Restructurings (d)	—	—	162
Fair value option for Notes of Telecom Argentina (e)	(139)	112	—
Other adjustments (f)	(13)	(9)	5
Tax effects on US GAAP adjustments (g)	48	(43)	(78)
Noncontrolling interest (h)	570	514	540
Net income under US GAAP	$1,113	$998	$1,055

	As of December 31,
	2009	2008	2007
Reconciliation of total equity:
Total equity under Argentine GAAP	$2,953	$2,189	$1,655
US GAAP adjustments:
Redeemable preferred shares (a)	(1,156)	(1,039)	(923)
Foreign currency translation (b)	—	—	(27)
Capitalization of foreign currency exchange differences (c.1)	(429)	(429)	(429)
Accumulated depreciation of foreign currency exchange differences (c.2)	398	392	371
Telecom Argentina’s Debt Restructurings (d)	—	—	(317)
Fair value option for Notes of Telecom Argentina (e)	—	139	—
Other adjustments (f)	(13)	(7)	2
Tax effects on US GAAP adjustments (g)	15	(33)	131
Noncontrolling interest (h)	2,528	1,951	1,203
Total equity under US GAAP	$4,296	$3,163	$1,666

	Years ended December 31,
	2009	2008	2007
Description of changes in total equity under US GAAP:
Total equity as of the beginning of the year	$3,163	$1,666	$630
Cumulative-effect adjustment to retained earnings of the fair value option for Notes of Telecom Argentina, net of tax effect (*)	—	223	—
Other comprehensive income	13	42	2
Noncontrolling interest variation	7	234	(21)
Net income under US GAAP	1,113	998	1,055
Total equity as of the end of the year	$4,296	$3,163	$1,666

(*) Cumulative-effect adjustment to retained earnings of the fair value option for Notes of Telecom Argentina is comprised as follows:

	January 1st, 2008	Gain (Loss)
Fair value option for Notes of Telecom Argentina
Book value of Notes under Argentine GAAP	$2,324
US GAAP adjustment for debt restructurings	579
Book value of Notes under US GAAP (i)	2,903
Fair value of Notes (ii)	2,268
Difference between book value and fair value of debt (i) – (ii)		$635
Reversal of Telecom Argentina debt issuance costs
Net carrying value of debt issue costs under Argentine GAAP	8
US GAAP adjustment for the restructured debt issue costs	(1)
Adjustment for net carrying value of debt issuance costs under US GAAP		(7)
Tax effects on US GAAP adjustments		(220)
Total cumulative-effect adjustment, net of tax effect		$408
Total cumulative-effect adjustment, net of tax effect attributable to Non-controlling interest		$185
Total cumulative-effect adjustment, net of tax effect attributable to Nortel		$223

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

15.          Differences between Argentine GAAP and US GAAP (continued)

b) Foreign currency translation

As indicated in Note 4.a, under Argentine GAAP, the financial statements of the Telecom Group’s foreign subsidiaries are translated using the year-end exchange rate in accordance with RT 18. Translation adjustments are accumulated and reported as a separate component of shareholders’ equity.

Under US GAAP, Accounting Standards Codification (“ASC”) 830 requires determination of the functional currency related to foreign subsidiaries. In the case of foreign subsidiaries whose local currency is not the functional currency, the remeasurement of assets and liabilities to the functional currency is required prior to translation of assets and liabilities using the year-end exchange rate to the reporting currency.

Until December 31, 2007, the functional currency of Núcleo, a Paraguayan subsidiary, was the US dollar. Therefore, following the guidelines established in ASC 830, remeasurement adjustments were included in the income statement, while translation adjustments from the functional currency to the reporting currency, the Argentine Peso, were recorded as a separate component of shareholders’ equity.

Based on significant changes in the economic facts and circumstances affecting the operations of Núcleo, such as the generation of a substantial portion of its service revenues in guaraníes and the changes on the currency of its financial indebtedness from US dollar to guaraní, management has concluded that, as from year 2008, the Paraguayan currency, the guaraní, is the functional currency of such subsidiary.

Consequently, since January 1st, 2008, the functional currency of Núcleo has been changed from the US dollar to the guaraní.

The effects of such change were applied prospectively since the beginning of the year 2008. As the change resulted in the elimination of the reconciling item between Argentine GAAP and US GAAP, as from January 1st, 2008 there is no reconciling item that affects net income and total equity for the years 2009 and 2008.

c) Capitalization of foreign currency exchange differences

c.1) Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met. Under US GAAP, foreign currency exchange differences cannot be capitalized, and were expensed as incurred. Therefore, such capitalization and its depreciation were reversed.

c.2) This adjustment represents the effect on depreciation for the years ended December 31, 2009, 2008 and 2007 and the accumulated depreciation at each year-end, of the adjustment described in c.1) above.

d) Telecom Argentina’s Debt Restructurings

As discussed in Note 8.2 in year 2005 Telecom Argentina issued Notes in connection with the restructuring of its outstanding indebtedness (“Debt Restructuring”). The Debt Restructuring involved (i) the full settlement of certain outstanding loans of Telecom Argentina and (ii) the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of Telecom Argentina with modified terms. In connection with (ii), Telecom Argentina issued new debt instruments.

Under Argentine GAAP, the new debt instruments issued by Telecom Argentina were recorded at estimated net present value at restructuring date.

Under US GAAP, Telecom Argentina concluded under ASC 470-60 that the Debt Restructuring represented a “troubled debt restructuring”. Accordingly, under US GAAP, the Debt Restructuring was accounted for as (i) a full settlement of certain outstanding loans with cash and (ii) a combination of a partial debt settlement and a continuation of debt with modified terms.

US GAAP reconciling item of net income for the year ended December 31, 2007 reflects the (i) reversal of the loss on accretion recognized under Argentine GAAP, (ii) reversal of interest expense of new debt instruments computed under Argentine GAAP, (iii) gain arising under US GAAP from principal prepayments and (iv) computation of interest expense under US GAAP.

This measurement criterion under US GAAP detailed above has been applied to the restructured debts of Telecom Argentina until December 31, 2007, the moment in which Telecom Argentina adopted the amendments made to ASC 825 as described in e) below.

15.          Differences between Argentine GAAP and US GAAP (continued)

e) Fair value option for Notes of Telecom Argentina

On January 1, 2008, Telecom Argentina adopted the provisions of ASC 825 regarding fair value option for valuation of financial assets and liabilities. The fair value option can be elected on an instrument by instrument basis. Telecom Argentina elected to fair value all series of the Notes of Telecom Argentina at the adoption date. Such Notes were originated from a troubled debt restructuring and were accounted for under US GAAP as described in d) above. Management of Telecom Argentina believed that the fair value option better reflected the current value of the debt and approximated such debt value to that recorded under Argentine GAAP. Moreover, the adoption of the fair value for Notes of Telecom Argentina is consistent with the valuation criterion followed for the derivative contracts entered into in connection with this debt, which were recorded at fair value both under US GAAP and Argentine GAAP. Telecom Personal Notes were not generated from a troubled debt restructuring and therefore Management did not elect to fair value these Notes. No material differences existed between the fair value of the Notes of Telecom Personal and their book value under Argentine GAAP (which do not differ with respect to US GAAP for these instruments).

As a result of the election to fair value all series of the Notes of Telecom Argentina, Telecom reversed the associated debt issuance costs previously capitalized.

The Telecom Argentina’s adjustment under US GAAP, net of tax effect, at the adoption date was $408 ($0.41 peso per share), which was recorded as a cumulative-effect adjustment to retained earnings as of January 1, 2008, while the subsequent effects of the fair value measurement were shown as a reconciliation item in the reconciliation between Argentine GAAP and US GAAP for each year.

On October 15, 2009, Telecom has cancelled the outstanding debt issued in accordance with the terms and conditions of the APE. As a result, Telecom Argentina reversed the fair value adjustment made as of December 31, 2008 by $253, which was shown as an adjustment between net income under Argentine GAAP and US GAAP for the year 2009. Such adjustment under US GAAP, net of noncontrolling interest was $ 138.

f) Other adjustments

The US GAAP reconciling items included under “other adjustments” were as follows for all years presented:

Included in the reconciliation of net income:

	Years ended December 31,
	2009	2008	2007
Inventories	$6	$(9)	$4
Present-value accounting	(12)	—	1
Foreign currency translation adjustment realized on Capital reimbursement of Núcleo	(7)	—	—
Fixed assets held for sale	—	—	(1)
Cost related to certain amendments of restructured debt terms	—	—	1
Total other adjustments (f)	$(13)	$(9)	$5

Included in the reconciliation of total equity:

	As of December 31,
	2009	2008	2007
Inventories	$1	$(5)	$4
Present-value accounting	(13)	(1)	(1)
Fixed assets held for sale	(1)	(1)	(1)
Total other adjustments (f)	$(13)	$(7)	$2

• Inventories

As indicated in Note 4.i., under Argentine GAAP, inventories are stated at replacement cost. Under US GAAP, inventories are stated at the lower of cost or market.

The adjustment corresponds to the difference between inventories at replacement cost and inventories at cost using the “First in first out” method (“FIFO”).

• Present-value accounting

As indicated in Note 4.f., under Argentine GAAP, certain monetary liabilities are measured based on the calculation of their discounted value. Under US GAAP, discounting of these liabilities is precluded.

• Foreign currency translation adjustment realized on Capital reimbursement of Núcleo

15.          Differences between Argentine GAAP and US GAAP (continued)

Under Argentine GAAP, RT 18 requires translation adjustments to be disclosed and accumulated in a separate category of equity until the sale of the investment or until total or partial capital reimbursement takes place. Under US GAAP, ASC 830, requires translation adjustments to be disclosed and accumulated in a separate component of the consolidated equity until sale or until complete or substantially complete liquidation of the net investment in the foreign entity takes place. Consequently, the foreign currency translation gain adjustment realized on Capital reimbursement of $7 (net of noncotrolling interest) booked under Argentine GAAP must be reversed under US GAAP.

•      Fixed assets held for sale

Under Argentine GAAP, the Telecom Group classified certain fixed assets as held for sale which are stated at the lower of cost less accumulated depreciation at the time of transfer to the held-for-sale category, or market. However, under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions of ASC 360 are met. As some of these conditions are not met under US GAAP, these assets have to be classified as held and used and depreciated. The US GAAP adjustment for the years presented represents the higher depreciation of such assets held and used under US GAAP as of each year-end.

• Costs related to certain amendments of restructured debt terms

During 2006, Telecom Argentina agreed with certain financial creditors to amend its restructured debt terms to modify certain covenants.

Under Argentine GAAP, costs related to such amendment were deferred and amortized under the interest method over the remaining life of the related debt.

However, under US GAAP, Telecom Argentina followed the guidance in ASC 470-50 which provides more specific rules to address how to account for costs related to the modification of debt terms. Under ASC 470-50, while the fees to be paid by the debtor to the creditor as part of the modification are to be amortized as an adjustment of interest expense over the remaining term of the modified debt instrument, the costs to be paid to third parties directly related to the modification (such as legal fees) are expensed as incurred. Therefore, the costs incurred with third parties during 2006 were expensed as incurred under US GAAP.

However, since the adoption of fair value measurement for Notes of Telecom Argentina as described in e) above, this US GAAP reconciliation item related to debt issuance costs of Telecom Argentina has been eliminated.

g) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

h) Noncontrolling interest

The Company adopted in year 2009, the provisions of ASC 810 regarding accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary requiring that: a) noncontrolling interest to be presented in the consolidated statement of financial position within equity; and b) consolidated net income attributable to the noncontrolling interest to be presented on the face of the consolidated statement of income. As a result of the adoption of these standards, a reconciling item for the Noncontrolling interest was included within the Total equity and Net income under US GAAP and, additionally, the adjustment included until December 31, 2008 for the effect of Noncontrolling interest on the US GAAP adjustments was eliminated.

Net income under US GAAP for each year presented and Total equity under US GAAP as of each year-end are comprised as follows:

Net income under US GAAP

	Years ended December 31,
	2009	2008	2007
Net Income under US GAAP attributable to Nortel	$543	$484	$515
Net Income under US GAAP attributable to Noncontrolling Interest	570	514	540
Net income under US GAAP	$1,113	$998	$1,055

Total equity under US GAAP

	As of December 31,
	2009	2008	2007
Total Nortel Shareholders’ equity under US GAAP	$1,768	$1,212	$463
Noncontrolling Interest under US GAAP	2,528	1,951	1,203
Total equity under US GAAP	$4,296	$3,163	$1,666

15.          Differences between Argentine GAAP and US GAAP (continued)

Changes in Noncontrolling interest under US GAAP for each year presented are comprised as follows:

Description of Changes in Noncontrolling Interest under US GAAP

	Years ended December 31,
	2009	2008	2007
Noncontrolling Interest as of the beginning of the year	$1,951	$1,203	$684
Dividends	(12)	(20)	(24)
Noncontrolling interest’s foreign currency translation adjustments	29	65	3
Foreign currency translation adjustment realized on Capital reimbursement of Núcleo	(6)	—	—
Cumulative-effect adjustment to retained earnings of the fair value option for Notes of Telecom Argentina, net of tax effect	—	185	—
Derivative instruments, net of tax effects	(4)	4	—
Net income under US GAAP	570	514	540
Noncontrolling Interest as of the end of the year	$2,528	$1,951	$1,203

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

Had Telecom Argentina been required by SEC regulations to include a reconciliation between Argentine GAAP and US GAAP for the fiscal year 1991, it would have included as a reconciling item a charge amounting to $465 in the statement of income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on total equity determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by Nortel as of the Transfer Date and the purchase price to be paid by eligible employees.

j) Other Derivatives

As discussed in Note 8, The Telecom Group entered into several financing arrangements as part of the Debt Restructurings and the issuance of Personal’s new debt. These financial instruments contained derivative instruments that were “embedded” in the financial instruments, i.e. optional redemption and/or mandatory prepayment features. The Telecom Group assessed whether the economic characteristics of these embedded derivatives were clearly and closely related to the economic characteristics of the remaining component of the financial instruments (i.e., the host contract), according to the requirements of ASC 815. Since it was determined that the embedded derivative possessed economic characteristics that were clearly and closely related to the economic characteristics of the host contract, the embedded derivative were not separated from the host contract.

k) Impairment of long-lived assets, except for indefinite-life PCS license

As indicated in Note 4.m., under Argentine GAAP, the carrying value of a long-lived asset is considered impaired by the Telecom Group when the expected discounted cash flows from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Under US GAAP, as a first step, the carrying value of a long-lived asset is considered impaired by the Telecom Group when the expected cash flows, undiscounted, from such an asset, is less than its carrying value. In such case, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Based on both Argentine GAAP and US GAAP assessments, there was no impairment identified for long-lived assets.

l) Accounting for Uncertainty in Income Taxes

Since January 1st, 2007, the Company and the Telecom Group has adopted the provisions of ASC 740-10 in relation with the accounting for uncertainty in Income Taxes. The adoption did not have any impact on the Company’s results of operations or on its Shareholders’ equity. Disclosures required under ASC 740-10 are not included because uncertain tax positions are immaterial.

15.                               Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

a)         Disclosure of lease information

Under US GAAP, additional disclosures are required as per ASC 840, as follows:

Operating leases

In the normal course of business, the Telecom Group leases cell sites, switch sites, satellite capacity and circuits under various noncancelable operating leases that expire on various dates through 2019. Rental expense is recognized ratably over the lease terms. Future minimum lease payments as of December 31, 2009, are as follows:

Year ending December 31, 2010	95
Year ending December 31, 2011	62
Year ending December 31, 2012	20
Year ending December 31, 2013	9
Thereafter	9
Total	$195

Rental expense and lease of circuits for the years ended December 31, 2009, 2008 and 2007 are included in Note 17 h) under Lease of circuits and Rental expense accounts.

Information related to financial leases as of December 31, 2009 is described in Note 4.n.

b)         Additional disclosure related to financial assets and liabilities recognized at “fair value”.

Since 2008, the Company and the Telecom Group adopted provisions of ASC 820 regarding the definition of the fair value of assets and liabilities and the framework to measure it. Its implementation had no impact on the valuation of assets and liabilities which were already recognized at fair value. However, ASC 820 establishes requirements for additional information disclosed in this section.

Among other things, ASC 820 establishes a hierarchy of fair value, based on the information used to measure the financial assets and liabilities and also establishes different valuation techniques (market approach, income approach and cost approach). According to ASC 820, valuation techniques used to measure fair value shall maximize the use of observable inputs.

The levels of hierarchy of “fair value” under ASC 820 are:

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

Financial assets and liabilities recognized at fair value as of December 31, 2009 and 2008, their inputs, valuation techniques and the level of hierarchy, are listed below:

Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates): These derivative financial instruments are included in other current receivables and in current debt by $1 and $3, respectively, as of December 31, 2009. Their fair value arises from quoted market prices provided by major financial institutions, therefore their valuation is classified as Level 2.

Comparatively, derivative financial instruments included in other current receivables amounted $22 as of December 31, 2008. Their fair value was determined by information obtained in the “Open Electronic Market” (the MAE), the most representative market for this type of instruments in Argentina. As the MAE determines the values based on actual transactions and calculations regarding the volatility of the currency, the derivative financial instruments’ valuation was classified as Level 2.

Mutual Funds: These funds are included in current investments. The amount as of December 31, 2009 and 2008, is $ 136 and $148, respectively. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year end; therefore its valuation is classified as Level 1.

15.                               Differences between Argentine GAAP and US GAAP (continued)

Telecom Argentina notes: As detailed in I.e) above, Telecom Argentina Notes were recognized at fair value under US GAAP as of December 31, 2008. The fair value of these notes, which are included in current and non — current debt, was $ 1,009 as of December 31, 2008. The fair value of these notes was based on the purchase price of notes bought by Telecom Argentina in the last quarter of 2008 or, if the purchase price was not available, on the average quoted market prices provided by financial agencies. Therefore its valuation is classified as Level 2. As detailed in I.e) above, these notes were cancelled during 2009.

c)         Disclosures about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments. Under US GAAP, it is required to disclose fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Additionally it is required the disclosure of credit risk concentrations. See Note 3.g. for details of concentration of credit risk. The financial instruments which are discussed in this section include, among others, cash and cash equivalents, accounts receivable, accounts payable and other instruments.

Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

The methods and assumptions used to estimate the fair values of each class of financial instrument as of December 31, 2009 and 2008 are as follows:

Cash and cash equivalents

The Company and the Telecom Group considers all highly liquid investments with original maturities of three months or less, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

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

Debt

The fair value of the Telecom Group’s debt as of December 31, 2009 and 2008 is based on the purchase price of notes bought by the Telecom Group or, if purchase price is not available, on the average quoted market prices. As of December 31, 2009, the fair value of the Telecom Group’s debt was $853 and the related carrying amount was $818 under Argentine GAAP. As of December 31, 2008, the fair value of the Telecom Group’s debt was $1,702 and the related carrying amount was $2,043 under Argentine GAAP.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

d)              Risks and uncertainties

The Telecom Group’s customers are mostly concentrated in Argentina. Historically, social, political and economic conditions in Argentina are volatile and may impair the Telecom Group’s operations. Furthermore, Argentine economy was affected in year 2009 by the international financial crisis as well as many other countries worldwide. This volatility could make it difficult for the Telecom Group to develop its business, generate revenues or achieve or sustain profitability. In the past, volatility has been caused by: currency devaluation, significant governmental influence over many aspects of local economies, political and economic instability, unexpected changes in regulatory requirements, social unrest or violence, slow or negative economic growth, imposition of trade barriers, and monetary and currency exchange and price controls. Most of all of these factors occurred at various times in the past few years and still occur today in the Telecom Group’s core target market in Argentina. The Telecom Group has no control over these matters.

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

e)         Asset retirement obligations

The balance of the Telecom Group’s asset retirement obligations as of December 31, 2009 and 2008 was $44 and $37, respectively and is included in other long-term liabilities on the consolidated balance sheets. Accretion expense and settlements during 2009 and 2008 were not significant.

f)           Segment Information

As discussed in Note 13, the Telecom Group has identified its operating segments to be the six legal entities through which it conducts business. The identification of these segments is consistent with the requirements of ASC 280-10.

Under Argentine GAAP, the Telecom Group has combined these operating segments into two reportable segments based on the nature of products and services provided by the entities. The two reportable segments under Argentine GAAP are: Voice, data and Internet services and Wireless services.

ASC 280-10 indicates that two or more operating segments may be combined into a single operating segment if aggregation is consistent with the objective and basic principles of the Statement, if the segments have similar economic characteristics, and, if the segments are similar in each of the following areas (a) the nature of products and services, (b) the nature of the production processes, (c) the type or class of customer for products and services, (d) the method used to distribute products or provide services and (e) if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.

The Telecom Group has assessed whether the operating segments combined to create the “Wireless services” reportable segment have similar economic characteristics. As such, the Telecom Group determined that Núcleo (the subsidiary which provides wireless services in Paraguay) does not show similar long-term average gross margins with those of Personal. Accordingly, following the guidance in ASC 280-10, Núcleo would not be aggregated together with Personal to create one reportable segment, but rather it would be shown as a separate operating segment.

Even though Núcleo and Personal have been combined into one reportable segment under Argentine GAAP, Note 13 to the consolidated financial statements discloses information for both Personal and Núcleo separately and a column totaling both entities to report the wireless reportable segment.

Considering that separate information for Núcleo is already disclosed in Note 13, the effect of the application of ASC 280-10 would only be the (i) elimination of the column totaling Personal and Núcleo and (ii) labeling Núcleo as a separate Wireless segment.

g)        Sale of equity interest in Publicom

As discussed in Note 4.w) under Argentine GAAP, the sale of equity interest in Publicom has been accounted for as “Discontinued operation”.

Additionally, the Company and Telecom has assessed whether this transaction shall be accounted for as a “Discontinued operation” under US GAAP in accordance with ASC 360.

The Company and Telecom has concluded that the disposal of Publicom meets the conditions stated under US GAAP to be reported as discontinued operations. Although this disposal transaction is expected to be generated continuing cash flows by Telecom Argentina as result of its continuing involvement, the Company and Telecom has considered that such continuing cash flows are not significant compared to those that would have been generated by Publicom absent the sale transaction and there is no significant continuing involvement in the operations and core business of Publicom. As a consequence, the Company and Telecom concluded that classification of the sale of Publicom as a discontinued operation is also appropriate under US GAAP.

15.                               Differences between Argentine GAAP and US GAAP (continued)

h)        Balance sheet classification differences

Deferred income taxes

Under Argentine GAAP, the net deferred tax asset or liability has been classified as a non-current tax receivable or payable as of each year end.

Under US GAAP, the classification of the deferred tax for a temporary difference is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting or for loss carryforwards, the deferred tax should be classified according to the expected reversal date of the temporary difference or carryforward.

As of December 31, 2009, the net current deferred tax asset was $128 and the net non-current deferred tax liability was $299 under US GAAP. As of December 31, 2008, the net current and non-current deferred tax liability was $273 and $12, respectively under US GAAP.

Restricted cash

Under Argentine GAAP, as described in Note 11, the Telecom Group has classified restricted cash amounting to $34 as other receivables, as of December 31, 2009. Under US GAAP, restricted cash may be shown as a separate line item on the face of the balance sheet or classified as cash or investments, as appropriate, but identified in the notes to the financial statements. The restricted cash was $24 as of December 31, 2008.

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

Classification of Telecom Argentina’s restructured debt

Under Argentine GAAP, Telecom Argentina has classified the outstanding balance of its restructured debt as of December 31, 2008 as current and non-current based on the contractual maturity of the new debt instruments adjusted to reflect Telecom Argentina’s intent and ability to apply estimated cash flows to make prepayments. As described in Note 8 in making the classification, Telecom Argentina used its best estimates of generating cash flows during the following years.

Under US GAAP, current restructured debt included amounts due within the next twelve months at the balance sheet date. All other amounts were classified as non-current. Therefore, as of December 31, 2008, current and non current debt under US GAAP would have been $218 and $1,571, respectively.

i)           Indefeasible rights of use

Acquisition of indefeasible rights of use

In the ordinary course of business, the Telecom Group enters into certain capacity agreements (the “IRU Contracts”) pursuant to which the Telecom Group purchases the rights to use of fiber optic capacity for a period of 10 - 15 years. The rights of use purchased in 2009 amounted to $23 of which $18 is still outstanding as of December 31, 2009. The Telecom Group is also committed to pay operation and maintenance costs (O&M) over the life of the IRU contracts. In relationship to the rights of use purchased in 2008, $22 is still outstanding as of December 31, 2009.

Under Argentine GAAP, the Telecom Group recognized the up-front cash payment and the remaining payable related to the IRU Contracts as an intangible asset. The intangible asset is being amortized under the straight-line method over the term of the Contracts. Amortization expense is included under intangible amortization in the statement of income.

15.                               Differences between Argentine GAAP and US GAAP (continued)

Under US GAAP, the Telecom Group determined that these contracts do not contain a lease element, rather they are service contracts. In addition, under US GAAP, neither the cash up-front payments nor the remaining amount payables under the contracts qualify for recognition as intangible assets. Rather the prepayment would be recognized as a prepaid asset. The Telecom Group would recognize service expense on a straight-line basis over the term of the IRU contracts. Accordingly, amortization expense would have been reduced by $11, $10 and $7 for the years ended December 31, 2009, 2008 and 2007, respectively, and service expense would have been increased by same amounts for those years.

Sale of indefeasible rights of use

In the ordinary course of business, Telecom Argentina entered into certain capacity agreements, pursuant to which Telecom Argentina provides the right to use capacity. As of December 31, 2009, $26 related to the capacity agreements is still uncollected.

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

j)           Income statement classification differences

The following table reconciles the operating income as shown in the statement of income under Argentine GAAP to the operating income that would be reported under US GAAP, which contemplate classification differences under US GAAP:

	Years ended December 31,
	2009	2008	2007
Operating income under Argentine GAAP	$2,758	$2,038	$1,633
Depreciation of foreign currency exchange differences	10	39	104
Other expenses, net classified as operating loss under US GAAP	(180)	(205)	(65)
Inventories	2	(14)	(51)
Amortization of debt issuance cost of Telecom	1	7	—
Interests related to asset retirement obligations as operating loss under US GAAP	(4)	—	—
Foreign currency translation	—	—	2
Other	—	—	(1)
Operating income under US GAAP	$2,587	$1,865	$1,622

k)       Earnings per share

Under Argentine GAAP, the Company computes net income per common share and dividends per share by dividing the net income for the period by the weighted average number of common shares outstanding.

Under US GAAP, basic and diluted net income per share is presented in conformity with ASC 260 for all years presented.

Basic net income per share is computed by dividing the net income available to common shareholders for the year by the weighted average shares of common stock outstanding during the year. Diluted net income per share is computed by dividing the net income for the year by the weighted average number of common and dilutive potential common shares then outstanding during the year. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in ASC 260.

The following tables set forth the computation of basic and diluted net income per share (for continuing and discontinued operations) for the years indicated:

	Years ended December 31,
	2009	2008	2007
Common Shares:
Numerator:
Net income under US GAAP attributable to Nortel	$543	$484	$515
Net income available to Preferred Shares Class B	(266)	(237)	(252)
Net income available to common shares	277	247	263
Denominator:
Number of common shares outstanding	5,330,400	5,330,400	5,330,400
Basic and diluted net income per common share	$52.00	$46.35	$49.34

Preferred Shares Class B:
Numerator:
Net income available to Preferred Shares B	$266	$237	$252
Denominator:
Number of Preferred Shares Class B outstanding	1,470,455	1,470,455	1,470,455
Basic and diluted net income per Preferred Share Class B	$180.77	$161.13	$171.38

15.                               Differences between Argentine GAAP and US GAAP (continued)

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

l)           Cash flows statement classification differences

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts. Under both Argentine GAAP and US GAAP, the Company and the Telecom Group considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the same totals that would be reported in a statement of cash flows prepared based on US GAAP amounts. However, as discussed further below, certain differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities.

Under Argentine GAAP, payments to creditors for interest and withholding tax payments were reported as financing activities whereas these transactions would be classified as cash flows used in operating activities for US GAAP purposes. Additionally, under Argentine GAAP, cash outflows for the acquisition of indefeasible rights of use, which amounted to $17, $15 and $31 for fiscal years 2009, 2008 and 2007, respectively, were reported as investing activities. Under US GAAP, these transactions would be classified as cash outflows from operating activities.

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

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:

	Years ended December 31,
	2009	2008	2007
Cash flows provided by operating activities from continuing operations	$3,034	$3,044	$2,601

Cash flows from investing activities from continuing operations
Acquisition of fixed assets and intangible assets	(1,474)	(1,546)	(1,212)
Acquisition of Cubecorp	—	(97)	—
Investments not considered as cash and cash equivalents and others	268	346	(512)
Total cash flows used in investing activities from continuing operations	(1,206)	(1,297)	(1,724)

Cash flows from financing activities from continuing operations
Debt proceeds	361	91	45
Payment of debt	(1,852)	(1,444)	(1,290)
Payment of capital reimbursement of Núcleo	(8)	—	—
Dividends paid	(19)	(20)	(38)
Total cash flows used in financing activities from continuing operations	(1,518)	(1,373)	(1,283)

Cash flows from investing activities from discontinued operations
Proceeds for the sale of equity investees	—	—	182
Total cash flows provided by investing activities from continuing operations	—	—	182

Increase (Decrease) in cash and cash equivalents from continuing operations	310	374	(406)
Increase in cash and cash equivalents from discontinued operations	—	—	182
Effect of exchange rate changes on cash and cash equivalents	61	70	17
Increase (Decrease) in cash and cash equivalents	371	444	(201)
Cash and cash equivalents at the beginning of year	902	458	665
Cash and cash equivalents at year end	$1,273	$902	$458

15.                               Differences between Argentine GAAP and US GAAP (continued)

m)     Changes in useful lives of fixed assets

As indicated in Note 12, during the second quarter of 2009 the Telecom Group performed an integral review of the useful lives of the fixed assets and certain intangible assets as from January 1st, 2009, based on the work of independent appraisals (“Organización Levín de Argentina S.A.”).

As a result of this review, independent appraisals confirmed the appropriateness of the existing useful lives of Telecom Argentina and Personal’s fixed assets, with certain exceptions relating to the External access copper cables, TDM Switches, Customer premises transmission equipment, 2G GSM technology equipment and Software obtained or developed for internal use.

The Telecom Group has adopted the recommendations made by the independent appraisals on the items above-mentioned and, as provided for in current accounting standards, adjusted the charge for depreciation for the year, prospectively since January 1, 2009. This change resulted in a $129 decrease in depreciation expense for the year ended December 31, 2009 ($113 in the Voice, data and Internet segment and $16 in the Wireless segment).

n)        Severance payments

Under Argentine law and labor agreements, the Company and the Telecom Group is required to make minimum severance payments to its employees dismissed without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. US GAAP requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company and the Telecom Group expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company and the Telecom Group has not recorded such liability under US GAAP.

o)         Investments in debt securities

Note 17.c) to the financial statements presents the additional disclosure requirements in accordance with ASC 320, related to the accounting for Certain Investments in Debt and Equity Securities.

p)         Software developed or obtained for internal use

Under US GAAP, ASC 350-40 requires that certain internal and external costs associated with the purchase and/or development of internal use software be capitalized rather than expensed. The adoption of this standard under US GAAP had no impact on the Telecom Group’s financial position or results of operations since the Telecom Group’s policy in capitalizing/expensing software costs is aligned to ASC 350-40.

q)         Other comprehensive income

Under US GAAP, ASC 220 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This ASC requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

	Years ended December 31,
	2009	2008	2007
Net income under US GAAP	$1,113	$998	$1,055
Other comprehensive income:
- Foreign currency translation adjustments	17	38	2
- Derivative instruments	(7)	7	—
- Noncontrolling interest	25	69	3
Tax benefit (expense)	3	(3)	—
Total Other Comprehensive income	$38	$111	$5
Comprehensive income	$1,151	$1,109	$1,060

	As of December 31,
	2009	2008	2007
Foreign currency translation adjustments	186	140	37
Gain for derivative instruments	—	13	—
Tax income	—	(5)	—
Accumulated other comprehensive income	$186	$148	$37

15.                               Differences between Argentine GAAP and US GAAP (continued)

r)         Valuation and qualifying accounts

Under the Regulation S-X of the SEC, the Company is required to file Schedule II “Valuation and qualifying accounts”. This schedule is designed to present an analysis of valuation reserves, such as the allowance for doubtful accounts. Note 17.e) to the Argentine GAAP financial statements presents this information for the years indicated. The Company considers this information is similar in format and content to that required by the SEC.

s)         Recently issued accounting pronouncements

In June 2009, the FASB included amendments to ASC 860-10 to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The amendments are effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The adoption of the amendments will not have any impact on the Company and the Telecom Group’s current financial position nor results of operations.

In June 2009, the FASB included amendments to ASC 810-10 with the objective of improving financial reporting by enterprises involved with variable interest entities, and to provide more relevant and reliable information to users of financial statements. These amendments are effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The adoption of the amendments will not have any impact on the Company and the Telecom Group’s current financial position nor results of operations.

In August 2009, the FASB issued Accounting Standards Update 2009-05 (ASU 2009-05), which includes modifications to ASC 820-10. This update provides additional guidance in circumstances in which a quoted price in an active market for the identical liability is not available. This ASU is effective for the first reporting period (including interim periods) beginning after its issuance. The adoption of this ASU did not have any impact on the Company and the Telecom Group’s current financial position nor results of operations.

In October 2009, the FASB issued Accounting Standards Update 2009-13 (ASU 2009-13). The objective of this Update is to address amendments to the accounting for multiple-deliverable arrangements. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company and the Telecom Group is currently analyzing the impact that the adoption of the ASU will have on the Company and the Telecom Group’s financial position and results of operations.

In January 2010, the FASB issued Accounting Standards Update 2010-06 (ASU 2010-06), which modifies ASC 820-10 requiring new disclosures for assets and liabilities that are measured at fair value. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain disclosures about Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this ASU will not have any impact on the Company and the Telecom Group’s current financial position nor results of operations.

16.                     Adoption of IFRS

On December 30, 2009, the CNV issued Resolution No. 562/09 (“RG 562/09”) adopting RT26 of the FACPCE for certain public companies (as defined by Law No. 17,811 — Regime for Public Offering). RT26 adopts IFRS as issued by the International Accounting Standards Board (“IASB”). RG 562/09 requires public companies to prepare financial statements according with RT 26 for fiscal years beginning January 1, 2012, while early adoption is permitted for fiscal year beginning January 1, 2011. RG 562/09 also provides for the preparation of financial statements in accordance with IFRS as supplementary information of the statutory financial statements for the fiscal year beginning January 1, 2010.

16.                     Adoption of IFRS (continued)

RG 562/09 also establishes that the Board of Directors of the companies that are required to prepare its financial statements according with RT26 — i.e. the Company, its direct subsidiary Telecom and its indirect subsidiary Personal- should make a public release to the market (the latter March 25, 2010) to inform the approval of an specific implementation plan (“the Implementation Plan”) as “Relevant event” through the CNV and the BCBA.

At the date of issuance of these consolidated financial statements, the Company and its subsidiaries has prepared an Implementation Plan following the guidance of RG 562/09 to be approved by the Board of Directors, considering the adoption dates established in RG 562/09.

It is noted that since RT26 was issued, the Company has made progress in the diagnostic of the main measurement and disclosures differences between Argentine GAAP and IFRS in the Telecom Group.

The main valuation differences between Argentine GAAP and IFRS which have been identified as of the date of these financial statements are as follows:

a)            Inventories: Under Argentine GAAP inventories are stated at replacement cost. Under IFRS inventories are valued at cost, while “last in first out” method is not allowed.

b)           Capitalization of foreign currency exchange differences: Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met. Under IFRS, capitalization of foreign currency exchange differences is permitted within certain limits. Therefore, the amounts capitalized under Argentine GAAP in excess of those allowed by IFRS and its reductions, net of accumulated depreciation, should be reversed.

c)            Fixed assets held for sale: Under Argentine GAAP the Company classifies certain fixed assets as held for sale which are included under the caption “Other assets”. Under IFRS a long-lived asset to be sold is classified as held for sale only if certain conditions are met. As some of these conditions are not met under IFRS, these assets have to be included under Fixed assets and be depreciated.

d)           Customer loyalty programs: Personal offers to its customers an incentive program. Under Argentine GAAP such program is accounted for based on actuarial calculations considering the cost of the points expected to be exchanged by the customers. Such cost is recorded as operating expenses. Under IFRS the obligations related to such program should be accounted for accounted for based on actuarial calculations considering the fair value of the points expected to be exchanged by the customers and should be accounted for in the item “Net sales”.

e)            Noncontrolling Interest: Under IFRS noncontrolling interest in a subsidiary should be presented as a caption of the consolidated statement of changes in Shareholders’ equity instead of being presented as a separate caption between total liabilities and equity as required by Argentine GAAP. Moreover, consolidated net income, consolidated comprehensive income and the related amounts of each attributable to the parent and the noncontrolling interest, should be disclosed separately on the face of the consolidated statement of income.

Additionally, other typical differences of telecommunications industry have been identified, such as:

f)              Revenue recognition: IFRS establish specific rules for revenue recognition for bundling transactions (i.e. handsets and service contracts).Those rules differ in certain aspects with Argentine GAAP.

g)           Intangible assets: Under IFRS certain directly attributable subscriber acquisition costs regarding contracts with a minimum contractual period and an enforced termination penalty can be capitalized only if certain conditions are met (as is the case for postpaid and “cuentas claras” customers in the mobile business). There are no similar provisions for the treatment of subscriber acquisition costs under Argentine GAAP.

Additionally, the Company is evaluating the potential impact on valuation and disclosure that may have the Classes “A” and “B” preferred shares issued by Nortel. IFRS provides specific guidelines for classifying such shares as “equity instrument” or “debt instrument”, depending on certain characteristics of the instrument and its issue terms.

16.                     Adoption of IFRS (continued)

Moreover, the main disclosure differences that have been identified as of the date of issuance of these consolidated financial statements are the following:

a)            IFRS allows presentation of assets and liabilities in increasing or decreasing order of liquidity in the statement of financial position, however Argentine GAAP requires following a decreasing order of liquidity.

b)           There are no specific rules under IFRS in the form to present the income statement of a company. Presentation of income and expenses by nature or by activity is allowed (cost of services provided, administration and selling expenses).

c)            The items that are included under Other expenses under Argentine GAAP should be classified as operating expenses or financial results under IFRS, as the case may be.

d)           IFRS contemplate the preparation of condensed Interim financial statements which result in an easier set of information than the annual financial statements and, in certain aspects, differ from the present consolidated financial statements.

On the other hand, IFRS establish more disclosure requirements than those actually required under Argentine GAAP (for annual reports), basically related to credit, liquidity and market risks, related parties, financial instruments and fair value of assets and liabilities, among others.

It should be noted that the abovementioned differences result from the differences between Argentine GAAP and IFRS that are effective as of the date of issuance of these consolidated financial statements.

Finally, it is important to point out that valuation differences mentioned in a), b), c) y e) above are the same than those that have been identified for the preparation of the reconciliation between Argentine GAAP and US GAAP. Consequently, their accumulated impact as of December 31, 2009 and 2008 is disclosed in Note 15 to these consolidated financial statements.

Once the Board of Directors approves the Implementation Plan, the Company and its subsidiaries would advance on its implementation.

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

d.          Current investments

e.           Allowances and provisions

f.             Cost of services

g.          Foreign currency assets and liabilities

h.          Expenses

i.              Aging of assets and liabilities

17.                     Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the year
Land	124	—	1	2	—	127
Building	1,541	—	—	9	(5)	1,545
Tower and pole	416	—	8	23	—	447
Transmission equipment	4,532	19	56	221	(16)	4,812
Wireless network access	1,707	—	17	186	(15)	1,895
Switching equipment	4,489	2	20	166	—	4,677
Power equipment	658	—	11	75	—	744
External wiring	6,366	—	—	237	(1)	6,602
Computer equipment	3,756	31	43	504	—	4,334
Telephony equipment and instruments	891	1	32	8	—	932
Equipment lent to customers at no cost	165	48	27	1	(27)	214
Vehicles	158	22	2	—	(13)	169
Furniture	84	2	2	3	—	91
Installations	377	2	5	14	—	398
Improvements in third parties buildings	117	1	—	12	—	130
Work in progress	632	1,543	10	(1,452)	—	733
Subtotal	26,013	(a) 1,671	234	9	(77)	27,850
Asset retirement obligations	37	3	1	—	—	41
Advances to suppliers	19	—	—	(4)	—	15
Materials	212	(b) 127	9	(5)	(109)	234
Total as of December 31, 2009	26,281	1,801	244	—	(186)	28,140

Total as of December 31, 2008	24,778	(c) 1,822	110	—	(429)	26,281

							Net	Net
	Depreciation						carrying	carrying
	Accumulated			Foreign		Accumulated	value	value
Principal account	as of the beginning of the year	Annual rate (%)	Amount	currency translation adjustments	Decreases and transfers	as of the end of the year	as of December 31, 2009	as of December 31, 2008
Land	—	—	—	—	—	—	127	124
Building	(890)	2 - 7	(34)	—	4	(920)	625	651
Tower and pole	(287)	5 - 7	(20)	(5)	—	(312)	135	129
Transmission equipment	(3,746)	10 - 13	(201)	(29)	16	(3,960)	852	786
Wireless network access	(1,250)	10 - 12	(110)	(9)	12	(1,357)	538	457
Switching equipment	(3,890)	10 - 15	(123)	(15)	—	(4,028)	649	599
Power equipment	(534)	7 - 10	(35)	(9)	(1)	(579)	165	124
External wiring	(5,007)	6	(184)	—	4	(5,187)	1,415	1,359
Computer equipment	(2,960)	18 - 20	(291)	(30)	—	(3,281)	1,053	796
Telephony equipment and instruments	(848)	13 - 20	(12)	(28)	—	(888)	44	43
Equipment lent to customers at no cost	(128)	50	(48)	(25)	27	(174)	40	37
Vehicles	(92)	20	(24)	(2)	13	(105)	64	66
Furniture	(70)	9 - 11	(5)	(2)	—	(77)	14	14
Installations	(267)	7 - 10	(18)	(4)	2	(287)	111	110
Improvements in third parties buildings	(80)	3	(12)	—	(1)	(93)	37	37
Work in progress	—	—	—	—	—	—	733	632
Subtotal	(20,049)		(1,117)	(158)	76	(21,248)	6,602	5,964
Asset retirement obligations	(25)	10 - 14	(2)	(1)	—	(28)	13	12
Advances to suppliers	—	—	—	—	—	—	15	19
Materials	—	—	—	—	—	—	234	212
Total as of December 31, 2009	(20,074)		(d) (1,119)	(159)	76	(21,276)	6,864	6,207

Total as of December 31, 2008	(19,020)		(d) (1,303)	(68)	317	(20,074)	6,207

(a)          Includes $17 in Transmission equipment, $48 in Equipment lent to customers at no cost and $125 in Work in progress, transferred from materials.

(b)         Net of $190 transferred to fixed assets.

(c)          Includes $166 corresponding to additions incorporated through the acquisition of Cubecorp.

(d)         Includes $(10) and $(39) in December 2009 and 2008, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences (Note 4.c). In December 2008, includes $(36) corresponding to the accumulated depreciation from the additions incorporated through the acquisition of Cubecorp.

17.                     Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	As of the end of the year
Software obtained or developed for internal use	450	—	10	460
Debt issue costs	37	—	—	37
PCS license	658	—	—	658
Band B license and PCS license (Paraguay)	240	—	54	294
Rights of use	204	23	—	227
Exclusivity agreements	54	—	—	54
Customer relationship	2	—	—	2
Total as of December 31, 2009	1,645	23	64	1,732

Total as of December 31, 2008	1,570	(a) 43	32	1,645

	Amortization				Net carrying	Net carrying
Principal account	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Accumulated as of the end of the year	value as of December 31, 2009	value as of December 31, 2008
Software obtained or developed for internal use	(447)	(2)	(10)	(459)	1	3
Debt issue costs	(32)	(3)	—	(35)	2	5
PCS license	(70)	—	—	(70)	588	588
Band B license and PCS license (Paraguay)	(239)	—	(54)	(293)	1	1
Rights of use	(57)	(14)	—	(71)	156	147
Exclusivity agreements	(28)	(3)	—	(31)	23	26
Customer relationship	—	—	—	—	2	2
Total as of December 31, 2009	(873)	(b) (22)	(64)	(959)	773	772

Total as of December 31, 2008	(810)	(c) (32)	(31)	(873)	772

(a)     Includes $2 corresponding to additions incorporated through the acquisition of Cubecorp.

(b)    An amount of $(16) is included in cost of services, $(3) in selling expenses and $(3) in financial results, net.

(c)     An amount of $(16) is included in cost of services, $(1) in administrative expenses, $(5) in selling expenses and $(10) in financial results, net.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of December 31, 2009	Cost value as of December 31, 2009	Book value as of December 31, 2009	Book value as of December 31, 2008
CURRENT INVESTMENTS
Mutual funds
FBA Renta $ Banco Frances	$2.59	22,508,828	58	58	58	—
Fima Premium Clase B Banco Galicia	$1.30	36,993,516	48	48	48	52
Optimun CDB$ Clase B BNP	$1.97	7,064,900	14	14	14	27
Other mutual funds			—	—	—	65
Total mutual funds			120	120	120	144
Government bonds
Germany Government bonds			—	—	—	(i) 223
Total government bonds			—	—	—	223
Related parties — Mutual funds
Alpha $ Clase A Standard Bank	$1.32	11,974,913	16	16	16	4
Total related parties			16	16	16	4
Total current investments			136	136	136	371

(i) Telecom had classified these securities as held-to-maturity as management had the intent and ability to hold them to maturity (March 2009).

17.                     Other financial statement information (continued)

(d) Current investments

	Cost as of	Book value as of
	December 31, 2009	December 31, 2009	December 31, 2008

CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency (Note 17.g)	$418	$418	$611
In Argentine pesos	653	657	107
Total cash and cash equivalents	$1,071	$1,075	$718
Total current investments	$1,071	$1,075	$718

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2009
Deducted from current assets
Allowance for doubtful accounts receivables	136	131	1	(124)	144
Allowance for doubtful accounts and other assets	13	—	—	—	13
Regulatory contingencies	11	—	6	(13)	4
Allowance for obsolescence of inventories	16	25	—	(20)	21
Total deducted from current assets	176	156	7	(157)	182
Deducted from non-current assets
Allowance for doubtful accounts receivables	1	—	(1)	—	—
Valuation allowance of net deferred tax assets (a)	16	4	—	(1)	19
Regulatory contingencies	75	6	(6)	—	75
Allowance for doubtful accounts and other assets	31	9	—	—	40
Write-off of materials	19	16	—	(10)	25
Total deducted from non-current assets	142	35	(7)	(11)	159
Total deducted from assets	318	(b) 191	—	(168)	341

Included under current liabilities
Provision for contingencies	36	26	41	(30)	73
Total included under current liabilities	36	26	41	(d) (30)	73
Included under non-current liabilities
Provision for contingencies	319	96	(41)	—	374
Total included under non-current liabilities	319	96	(41)	—	374
Total included under liabilities	355	(c) 122	—	(30)	447

(a)          This allowance is included in Taxes payable non-current.

(b)         Includes $131 in selling expenses, $56 in other expenses, net and $4 in income tax.

(c)          Includes $(36) and $158 in other expenses, net.

(d)         Includes $(14) corresponding to legal fees for compliance with the Tax Regularization Regime, reclassified to Other liabilities.

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2008
Deducted from current assets
Allowance for doubtful accounts receivables	126	67	(1)	(56)	136
Allowance for doubtful accounts and other assets	11	2	1	(1)	13
Regulatory contingencies	12	—	1	(2)	11
Allowance for obsolescence of inventories	18	12	—	(14)	16
Total deducted from current assets	167	81	1	(73)	176
Deducted from non-current assets
Allowance for doubtful accounts receivables	—	—	1	—	1
Valuation allowance of net deferred tax assets (a)	109	(1)	—	(92)	16
Regulatory contingencies	64	12	(1)	—	75
Allowance for doubtful accounts and other assets	25	7	(1)	—	31
Write-off of materials	20	11	—	(12)	19
Total deducted from non-current assets	218	29	(1)	(104)	142
Total deducted from assets	385	(e) 110	—	(177)	318

Included under current liabilities
Provision for contingencies	49	—	25	(38)	36
Total included under current liabilities	49	—	25	(38)	36
Included under non-current liabilities
Provision for contingencies	243	101	(25)	—	319
Total included under non-current liabilities	243	101	(25)	—	319
Total included under liabilities	292	(f) 101	—	(38)	355

(e)          Includes $67 in selling expenses, $44 in other expenses, net and $(1) in income tax.

(f)            Includes $100 in other expenses, net and $1 corresponds to the acquisition of Cubecorp.

17.                     Other financial statement information (continued)

(f) Cost of services

	Years ended December 31,
	2009	2008	2007
Inventory balance at the beginning of the year	$267	$175	$188
Plus:
Purchases	1,134	1,101	928
Holding results on inventories	(7)	2	(59)
Deductions from allowance for obsolescence of inventories	(20)	(14)	(1)
Wireless handsets lent to customers at no cost (a)	(16)	(3)	(5)
Replacements	(5)	(5)	(2)
Foreign currency translation adjustments in inventory	2	(1)	1
Cost of services (Note 17.h)	5,008	4,724	4,147
Less:
Inventory balance at year end	(264)	(267)	(175)
COST OF SERVICES	$6,099	$5,712	$5,022

(a)            Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Years ended December 31,
	2009	2008	2007
Services
Net sales	$11,381	$9,847	$8,466
Cost of sales	(4,962)	(4,684)	(4,125)
Gross profit from services	$6,419	$5,163	$4,341
Handsets
Net sales	$802	$720	$590
Cost of sales	(1,091)	(988)	(875)
Gross loss from handsets	$(289)	$(268)	$(285)
Voice, data and Internet equipment
Net sales	$43	$41	$18
Cost of sales	(46)	(40)	(22)
Gross profit from voice, data and Internet equipment	$(3)	$1	$(4)
TOTAL GROSS PROFIT	$6,127	$4,896	$4,052

(g) Foreign currency assets and liabilities

	As of December 31, 2009				As of December 31, 2008
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	US$	1	3.800	$2	$—
	EURO	—	5.453	1	—
	G	4,910	0.000821	4	4
Bank accounts	US$	5	3.800	18	5
	G	16,376	0.000821	13	—
	$U	11	0.1935	2	—
Investments
Time deposits	US$	110	3.800	418	307
	EURO	—	—	—	304
Government bonds	EURO	—	—	—	223
Accounts receivable
	US$	29	3.800	110	87
	SDR	2	5.9572	9	5
	G	17,836	0.000821	16	17
	GBP	—	6.149	1	—
Related parties	US$	1	3.8000	5	5
Other receivables
Prepaid expenses	US$	4	3.800	17	10
	EURO	—	5.453	1	—
	G	3,751	0.000821	3	2
Others	US$	4	3.800	16	20
	G	2,139	0.000821	3	1
Non-current assets
Other receivables
Others	US$	1	3.800	3	8
	G	1,025	0.000821	1	1
Total assets				$643	$999

17.                     Other financial statement information (continued)

	As of December 31, 2009				As of December 31, 2008
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current liabilities
Accounts payable
Suppliers	US$	258	3.800	$982	$784
	G	29,119	0.000821	24	18
	EURO	11	5.453	59	42
Deferred revenues	G	5,096	0.000821	4	7
Related parties	US$	6	3.8000	23	18
	EURO	1	5.453	5	—
	SDR	—	5.9572	2	—
Debt
Notes – Principal	US$	180	3.800	685	150
	EURO	—	—	—	897
		¥—	—	—	193
Banks loans and others – Principal	US$	—	—	—	5
	G	88,040	0.000821	72	84
Accrued interest	US$	—	3.800	1	3
	EURO	—	—	—	13
		¥—	—	—	2
	G	2,661	0.000821	2	2
Gain on discounting of debt	US$	—	—	—	(1)
	EURO	—	—	—	(6)
		¥—	—	—	(2)
Salaries and social security payable
Vacation, bonuses and social security payable	G	1,017	0.000821	1	1
Taxes payable
Deferred tax liabilities (assets)	G	(1,482)	0.000821	(1)	—
VAT	G	434	0.000821	1	—
Other liabilities
Deferred revenue on sale of capacity	US$	3	3.800	12	10
	US$	2	3.800	8	—
Others	G	332	0.000821	1	—
Non – current liabilities
Accounts payable
Related parties	US$	6	3.800	24	27
Debt
Notes – Principal	US$	—	—	—	688
Banks loans and others – Principal	G	70,340	0.000821	58	—
Taxes payable
Deferred tax liabilities (assets)	G	—	—	—	(1)
	US$	1	3.800	2	—
Other liabilities
Deferred revenue on sale of capacity	US$	29	3.800	112	86
Others	US$	1	3.800	2	2
Total liabilities				$2,079	$3,022

(i) US$ = United States dollar; G= Guaraníes; ¥ = Japanese Yen; SDR= Special Drawing Rights; $U= Uruguayan peso; GBP= Great Britain Pound.

17.                     Other financial statement information (continued)

(h) Expenses

	Expenses
	Cost of services	General and administrative	Selling	Year ended December 31, 2009
Salaries and social security	$676	$249	$594	$1,519
Recoverable costs	(6)	(2)	(3)	(11)
Capitalized costs	—	(3)	—	(3)
Depreciation of fixed assets	957	40	122	1,119
Amortization of intangible assets	16	—	3	19
Turnover tax	519	—	—	519
Taxes with the Regulatory Authority	260	—	—	260
Other taxes	211	2	7	220
Maintenance, materials and supplies	479	35	83	597
Bad debt expense	—	—	131	131
Interconnection costs	180	—	—	180
Cost of international outbound calls	152	—	—	152
Lease of circuits	142	—	—	142
Fees for services (a)	95	86	321	502
Advertising	—	—	360	360
Agent commissions and distribution of prepaid cards commissions	—	—	878	878
Other commissions	—	—	190	190
Roaming	168	—	—	168
Charges for TLRD	730	—	—	730
Cost of voice, Internet and data equipment sales	46	—	—	46
Transportation, freight and travel expenses	29	8	177	214
Energy, water and others	91	8	12	111
Rental expense	55	25	31	111
International and satellite connectivity	81	—	—	81
Others	127	5	10	142
Total	$5,008	$453	$2,916	$8,377

	Expenses
	Cost of services	General and administrative	Selling	Year ended December 31, 2008
Salaries and social security	$548	$209	$488	$1,245
Recoverable costs	(9)	(3)	(5)	(17)
Capitalized costs	(1)	(9)	—	(10)
Depreciation of fixed assets	1,129	32	106	1,267
Amortization of intangible assets	16	1	5	22
Turnover tax	435	—	—	435
Taxes with the Regulatory Authority	217	—	—	217
Other taxes	170	5	5	180
Maintenance, materials and supplies	436	17	75	528
Bad debt expense	—	—	67	67
Interconnection costs	156	—	—	156
Cost of international outbound calls	145	—	—	145
Lease of circuits	124	—	—	124
Fees for services	81	72	249	402
Advertising	—	—	388	388
Agent commissions and distribution of prepaid cards commissions	—	—	769	769
Other commissions	—	—	159	159
Roaming	177	—	—	177
Charges for TLRD	764	—	—	764
Cost of voice, Internet and data equipment sales	40	—	—	40
Transportation, freight and travel expenses	22	15	138	175
Energy, water and others	59	7	13	79
Rental expense	44	16	24	84
International and satellite connectivity	48	—	—	48
Others	123	5	10	138
Total	$4,724	$367	$2,491	$7,582

(a) Includes $9 in General and administrative expenses corresponding to Directors and Supervisory Committee’s fees.

17.                     Other financial statement information (continued)

	Expenses
	Cost of services	General and administrative	Selling	Year ended December 31, 2007
Salaries and social security	$433	$171	$387	$991
Recoverable costs	(9)	(3)	(6)	(18)
Capitalized costs	(1)	(11)	—	(12)
Depreciation of fixed assets	1,230	28	119	1,377
Amortization of intangible assets	35	1	3	39
Turnover tax	370	—	—	370
Taxes with the Regulatory Authority	162	—	—	162
Other taxes	132	1	3	136
Maintenance, materials and supplies	357	16	63	436
Bad debt expense	—	—	71	71
Interconnection costs	151	—	—	151
Cost of international outbound calls	138	—	—	138
Lease of circuits	107	—	—	107
Fees for services	59	75	175	309
Advertising	—	—	306	306
Agent commissions and distribution of prepaid cards commissions	—	—	704	704
Other commissions	—	1	129	130
Roaming	151	—	—	151
Charges for TLRD	609	—	—	609
Cost of voice, Internet and data equipment sales	22	—	—	22
Transportation, freight and travel expenses	16	9	117	142
Energy, water and others	49	6	7	62
Rental expense	37	13	16	66
International and satellite connectivity	26	—	—	26
Others	73	6	12	91
Total	$4,147	$313	$2,106	$6,566

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	356		—	(a) 75	—		—	—	—
Not due
First quarter 2010	1,211	807		193	2,119	11		197	333	30
Second quarter 2010	—	—		20	12	43		89	439	12
Third quarter 2010	—	—		14	6	12		8	1	5
Fourth quarter 2010	—	—		14	2	697		6	1	5
January 2011 thru December 2011	—	––		56	24	58		23	3	26
January 2012 thru December 2012	—	—		6	—	—		18	2	14
January 2013 and thereafter	—	—		12	—	—		41	8	102
No date due established	1	—		—	—	—		—	199	44
Total not due	1,212	807		315	2,163	821		382	986	238
Total as of December 31, 2009	1,212	1,163		315	2,238	821		382	986	238

Balances bearing interest	1,211	353		—	—	821		—	34	13
Balances not bearing interest	1	810		315	2,238	—		382	952	225
Total	1,212	1,163		315	2,238	821		382	986	238

Average annual interest rate (%)	5.86	(b	)	—	—	(c	)	—	9.00	6.00

(a)          At the date of issuance of these consolidated financial statements, $43 has been cancelled.

(b)         $42 bear 50% over the Banco Nación Argentina 30-day interest rate paid by banks, $165 bear 50% over the Banco Nación Argentina notes payable discount rate and $146 bear 28.49%.

(c)          See Note 8

18.       Subsequent events

•                  Purchase of Notes

In January and February of 2010, Personal purchased Notes pursuant to market purchase transactions amounting to $23, acquiring an aggregate principal nominal amount of US$ 5.85 million of Series 3 Medium Term Notes due 2010. The Notes acquired were cancelled according with the terms and conditions of the respective Indentures.

Ricardo Alberto Ferreiro
Vice-President