Form 20-F
period 2011-12-31
NORTEL INVESTMENTS INC
filed 2012-04-30
CIK 877691

As filed with the Securities and Exchange Commission on April 30, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

Jorge Alberto Firpo Tel: +54-11-4968-3631, Fax: +54-11-4313-1298 jfirpo@ta.telecom.com.ar
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

Series A Preferred Shares	401,794
Series B Preferred Shares	1,470,455
Ordinary Shares	5,330,400

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

CERTAIN DEFINITIONS

Nortel Inversora S.A. (“Nortel” or the “Company”) is a company incorporated under the laws of Argentina. Capitalized terms used but not defined in this Annual Report on Form 20-F for the year ended December 31, 2011 of Nortel (File No. 1-14270) (the “Form 20-F” or the “Annual Report”) have the meaning assigned to them in the Annual Report on Form 20-F for the year ended December 31, 2011 of Telecom Argentina S.A. (“Telecom”) (File No. 1-13464) (the “Telecom Form 20-F”) included as an exhibit hereto.

The term “Nortel Inversora” refers to Nortel Inversora S.A. excluding its consolidated subsidiaries, unless otherwise indicated.

PRESENTATION OF FINANCIAL INFORMATION

In this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms, “we,” “us,” “our,” “the Company” and “Nortel” refer to Nortel Inversora S.A. and its consolidated subsidiaries as of December 31, 2011, unless otherwise indicated.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries, as of December 31, 2011, Telecom Personal S.A., Núcleo S.A., Springville S.A., Telecom Argentina USA, Inc. and Micro Sistemas S.A. The terms “Telecom Group” or “Telecom” refer to Telecom Argentina S.A. and its consolidated subsidiaries. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries.

The terms “Telecom Personal” or “Personal” refer to Telecom Personal S.A., Telecom Argentina’s subsidiary engaged in the provision of mobile telecommunication services in Argentina. The term “Núcleo” refers to Núcleo S.A., Telecom Personal’s consolidated subsidiary engaged in the provision of mobile telecommunication services in Paraguay.

Our Consolidated Financial Statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011 and 2010, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-71 of this Annual Report.

Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been approved by resolution of the Board of Directors’ meeting held on March 23, 2012.

The mandatory adoption of IFRS for public companies in Argentina is effective for fiscal years beginning January 1, 2012. Therefore, the consolidated financial statements as of December 31, 2011 for filing with the Argentine National Securities Commission (“CNV”) were prepared in accordance with Generally Accepted Accounting Principles in Argentina (“Argentine GAAP”). Argentine GAAP differs in certain respects from IFRS. According to the CNV regulations, financial statements under IFRS for the year 2011 can be presented as “additional information” to the consolidated financial statements prepared under Argentine GAAP.

Our Consolidated Financial Statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, as included in this report, have been audited by our independent registered public accounting firm.

Nortel maintains its accounting records and prepares its financial statements in Argentine Pesos, its functional currency.

Telecom Argentina and its Argentine subsidiaries maintain their accounting records and prepare their financial statements in Argentine Pesos, which is their functional currency. The subsidiaries Núcleo, Telecom USA and Springville, however, maintain their accounting records and prepare their financial statements in Guaraníes, U.S. dollars and Uruguayan pesos, respectively. Our Consolidated Financial Statements include the results of these subsidiaries translated into Argentine Pesos. Assets and liabilities are translated at year-end exchange rates and revenue and expense accounts at average exchange rates for the year.

Certain financial information contained in this Annual Report has been presented in U.S. dollars. This Annual Report contains translations of various Argentine Peso amounts into U.S. dollars at specified rates solely for convenience of the reader. You should not construe these translations as representations by us that the Argentine Peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Except as otherwise specified, all references to “US$”, “U.S. dollars” or “dollars” are to United States dollars and references to “P$,” “Argentine Pesos” or “pesos” are to Argentine Pesos. Unless otherwise indicated, we have translated the Argentine Peso amounts using a rate of P$4.304 = US$1.00, the U.S. dollar ask rate published by the Banco de la Nación Argentina (Argentine National Bank) on December 31, 2011. On April 27, 2012, the exchange rate was P$4.417= US$1.00.

For the purpose of this Annual Report, “billion” means a thousand million.

Certain amounts and ratios contained in this Annual Report (including percentage amounts) have been rounded up or down to facilitate the summation of the tables in which they are presented. The effect of this rounding is not material. These rounded amounts are also included within the text of this Annual Report.

The contents of our website are not part of this Annual Report.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this Annual Report or incorporated by reference from the Telecom Form 20-F contains information that is forward-looking, including, but not limited to:

•                  Telecom’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure;

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

•                  regulatory and legal developments; and

•                  other factors identified or discussed under “Item 3—Key Information—Risk Factors.”

This Annual Report contains certain forward-looking statements and information relating to the Company and the Telecom Group that are based on current expectations, estimates and projections of our Management and information currently available to the Company. These statements include, but are not limited to, statements made in “Item 3—Key Information—Risk Factors,” Item 5—Operating and Financial Review and Prospects” under the captions “Critical Accounting Policies” and “Trend Information,” “Item 8—Financial Information—Legal Proceedings” and other statements about our and the Telecom Group’s strategies, plans, objectives, expectations, intentions, capital expenditures, and assumptions and other statements contained in this Annual Report that are not historical facts. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “should” and other similar expressions are generally intended to identify forward-looking statements.

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

•                  nationalization, expropriation and/or increased government intervention in companies;

•                  technological changes;

•                  the impact of legal or regulatory matters or reform and changes in the legal or regulatory environment in which we and Telecom operate; and

•                  the effects of increased competition

Many of these factors are macroeconomic in nature and therefore beyond the control of our Management or that of the Telecom Group. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend, and does not assume any obligation, to update the forward-looking statements contained in this Annual Report.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult filings made by Nortel and Telecom on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission.

PART I

ITEM 1.                             IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                             OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                             KEY INFORMATION

Selected Financial Data

The following table presents our summary financial data for each of the years in the three-year period ended December 31, 2011. Our audited consolidated financial statements as of December 31, 2010 and for the year then ended were the first annual audited financial statements that are fully compliant with IFRS, as issued by the IASB. Before December 31, 2010, our consolidated financial statements were prepared in accordance with Argentine GAAP.

The mandatory adoption of IFRS for public companies in Argentina is effective for fiscal years beginning January 1, 2012. Therefore, the consolidated financial statements as of December 31, 2010 for filing with the Argentine National Securities Commission (“CNV”) were prepared in accordance with Argentine GAAP, which differs in certain respects from IFRS. According to the CNV regulations, financial statements under IFRS for the year 2011 and 2010 can be presented as “additional information” to the consolidated financial statements prepared under Argentine GAAP.

The selected consolidated income statement data for the years ended December 31, 2011, 2010 and 2009 and the selected consolidated balance sheet data as of December 31, 2011 and 2010 have been prepared in accordance with IFRS and have been derived from our Consolidated Financial Statements included elsewhere in this Annual Report. The selected consolidated balance sheet data as of December 31, 2009 prepared in accordance with IFRS have been derived from our consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009 included in our Annual Report on Form 20-F for the year ended December 31, 2010, filed on June 30, 2011.

You should read the information below in conjunction with our Consolidated Financial Statements and the notes thereto, as well as “Presentation of Financial Information” and “Item 5—Operating and Financial Review and Prospects.”

CONSOLIDATED SELECTED INCOME STATEMENT AND FINANCIAL POSITION DATA

	2011(1)	2011	2010	2009
	(US$ millions, except per share and per ADS data in US$)	(P$ millions, except per share and per ADS data in P$)	(P$ millions, except per share and per ADS data in P$)
INCOME STATEMENT DATA
Total revenues	4,311	18,553	14,659	12,204
Operating expenses (without depreciation and amortization)	(2,919)	(12,562)	(9,794)	(8,052)
Operating income before depreciation and amortization (2)	1,392	5,991	4,865	4,152
Depreciation and amortization	(501)	(2,158)	(1,712)	(1,545)
Operating income	891	3,833	3,153	2,607
Other, net (3)	—	—	(292)	(520)
Income tax expense	(324)	(1,394)	(1,076)	(798)
Net income	567	2,439	1,785	1,289
Net income attributable to the Parent	296	1,273	895	642
Net income attributable to Noncontrolling Interest	271	1,166	890	647
Number of ordinary shares outstanding at year-end	—	5,330,400	5,330,400	5,330,400
Net income per ordinary share (4)	28.32	121.91	85.71	61.48

Number of Series B preferred shares outstanding at year-end	—	1,470,455	1,470,455	1,470,455

Net income per Series B Preferred Shares (5)	98.46	423.79	297.95	213.72
Number of shares outstanding at year-end of Telecom Argentina		984,380,978	984,380,978	984,380,978
Net income per share (basic and diluted) (6)	0.59	2.55	1.97	1.43
Net income per ADS (7)	2.96	12.76	9.83	7.14
Dividends per share of Telecom Argentina (8)	0.23	0.93	1.07	—
Dividends per ADS of Telecom Argentina (8)	1.14	4.65	5.35	—
FINANCIAL POSITION DATA
Current assets	1,282	5,516	3,837	2,927
PP&E and intangible assets	2,262	9,735	8,598	7,839
Other non-current assets	32	139	104	77
Total assets	3,576	15,390	12,539	10,843
Current liabilities	1,384	5,958	5,160	4,208
Non-current liabilities	380	1,635	1,634	2,217
Total liabilities	1,764	7,593	6,794	6,425
Total equity	1,812	7,797	5,745	4,418
Equity attributable to Owners of the Parent	934	4,022	2,739	1,837
Noncontrolling Interest	877	3,775	3,006	2,581

Capital Stock	16,746,396	72,076,490	78,633,050	78,633,050

(1)          Argentine Peso amounts were translated into U.S. dollars using exchange rate published by the Banco Nación de la República Argentina (National Bank of Argentina) on December 31, 2011.

(2)          See “Item 5—Operating and Financial Review and Prospects—Management Overview” for a description of the relevance for the Company of the Operating income before depreciation and amortization measure.

(3)          Other, net includes Other income from investments and Finance income and expense.

(4)          Calculated based on the weight average number of ordinary shares outstanding during the period; excludes from net income amounts accrued for the payment of dividends to holders of preferred stock.

(5)          Calculated based on the weight average number of Series B Preferred Shares outstanding during each year. In April 1997, Nortel’s shareholders decided in an extraordinary meeting to amend the right to dividends, reducing the formula for the calculation of dividends on Series B Preferred Shares from 49.46% to 48.96% beginning June 16, 1997.

(6)          Calculated based on Telecom Argentina’s weighted average number of ordinary shares outstanding during the period.

(7)          Calculated based on Telecom Argentina’s 196,876,196 ADSs equivalent to the weighted average number of ordinary shares outstanding during the period.

(8)          U.S. dollar amount was calculated based on the exchange rate prevailing on dividend payment date.

OTHER SELECTED DATA

	2011	2010	2009
Number of installed fixed lines (thousands) (1)	4,793	4,689	4,595
Number of fixed lines in service (thousands) (2)	4,141	4,107	4,060
Fixed lines in service per 100 inhabitants (3)	21	21	21
Lines in service per employee	373	379	366
ARBU (in P$/month) (national + international)	46	43	41
Fixed Internet access lines (thousands)	1,550	1,380	1,214
Arnet subscribers (thousands) (4)	1,540	1,377	1,184
ARPU/ADSL (access + ISP) (in P$/month)	87	76	67
Mobile subscribers in Argentina (thousands)	18,193	16,333	14,475
Subscribers at year-end per employee	3,774	3,738	3,810
ARPU (in P$/month)	51	44	41
Mobile subscribers in Paraguay (thousands) (5)	2,149	1,878	1,806
Subscribers at year-end per employee	4,945	4,512	4,251
ARPU (in P$/month)	26	22	20
Telecom Group Headcount	16,345	15,629	15,300

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

	High	Low	Average(1)	End of Period
Year Ended December 31, 2007	3.16	3.08	3.12	3.15
Year Ended December 31, 2008	3.45	3.03	3.18	3.45
Year Ended December 31, 2009	3.85	3.49	3.75	3.80
Year Ended December 31, 2010	3.99	3.84	3.92	3.98
Year Ended December 31, 2011	4.30	3.97	4.15	4.30
Month Ended October 31, 2011	4.24	4.21	4.22	4.24
Month Ended November 30, 2011	4.28	4.24	4.26	4.28
Month Ended December 31, 2011	4.30	4.28	4.29	4.30
Month Ended January 31, 2012	4.34	4.30	4.32	4.34
Month Ended February 29, 2012	4.36	4.33	4.35	4.36
Month Ended March 31, 2012	4.38	4.34	4.36	4.38
Month Ended April 30, 2012 (through April 27, 2012)	4.42	4.38	4.40	4.42

(1)          Yearly data reflect average of month-end rates.

Sources:  Banco Nación de la República Argentina

On April 27, 2012, the exchange rate was P$4.417=US$1.00.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this Annual Report. The risks described below are not the only ones that we face. Additional risks that we do not presently consider material, or of which we are not currently aware, may also affect us. Our business, results of operations, financial condition and cash flows could be harmed if any of these risks materialize and, as a result, the market price of our shares and our ADSs could decline. You should consider these risks with respect to an investment in Nortel and investments in Argentine corporations that are not normally associated with investments in the securities of issuers in the United States and other jurisdictions.

Risks Relating to Argentina

Overview

Nortel’s single largest investment, Telecom Argentina, has all of its property, operations and customers located in Argentina, and a portion of Telecom Argentina’s assets and liabilities are denominated in foreign currencies. Accordingly, Telecom Argentina’s financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina and on the exchange rates between the peso and foreign currencies. In 2001 and 2002, the Argentine economy experienced a severe recession as well as a political crisis. The abandonment of dollar-peso parity in 2002 led to the significant devaluation of the peso against major international currencies. Although Argentina has experienced economic growth and political conditions have shown improvement in the last decade, uncertainty remains as to whether the current growth is sustainable, as well as the Argentine government’s ability to reduce high inflation rates and to improve trade balance and fiscal surplus, since it has depended to a significant extent on favorable exchange rates, high commodity prices, low international interest rates and a period of opening international commercial markets.

Devaluation of the peso may adversely affect Telecom’s results of operations, its capital expenditure program and the ability to service its liabilities and transfer funds abroad.

Since Telecom realizes a substantial portion of its revenues in Argentina in pesos (its functional currency), any devaluation in the peso may negatively affect the U.S. dollar value of its earnings while increasing, in peso terms, its expenses and capital costs denominated in foreign currency. A depreciation in the Argentine Peso against major foreign currencies may also have an adverse impact on Telecom’s capital expenditure program and increase the peso amount of its trade liabilities denominated in foreign currencies. Telecom seeks to manage the risk of devaluation of the peso by entering from time to time into certain NDF contracts to purchase U.S. dollars at a fixed rate to partially hedge its exposure to foreign currency fluctuations caused by its liabilities denominated in foreign currencies. Telecom also has cash and cash equivalents denominated in U.S. dollars that contribute to reduce the exposure to trade payables in foreign currencies. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

The Argentine Peso has been subject to significant devaluation in the past and may be subject to fluctuations in the future. In the three-month period ended March 31, 2012, the devaluation of the peso against the U.S. dollar was 1.7%, according to the exchange rate published by the Banco de la Nación Argentina. However, during October and November 2011, new measures were implemented to limit the purchase of foreign currency. As a result, the implied exchange rate in the quotation of the Argentine Securities that trade in foreign markets and Argentina increased by approximately 11.7% in the three month period ended March 31, 2012. Given the economic and political conditions in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these conditions will affect the consumption of services provided by the Telecom Group or its ability to meet its liabilities denominated in currencies other than the peso. Moreover, we cannot predict whether the Argentine government will further modify its monetary, fiscal and exchange rate policy and, if so, what impact any of these changes could have on the value of the peso and, accordingly, on Telecom’s financial condition, results of operations and cash flows, and on its ability to transfer funds abroad in order to comply with commercial or financial obligations or dividend payments to shareholders located abroad.

Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.

In the past, Argentina has experienced periods of high levels of inflation. More recently, levels of inflation have increased since 2005 and have remained relatively high from 2006 to 2011. The recent economic recovery has led to higher inflation, resulting in increased costs, which may continue or even increase in the future.

The Instituto Nacional de Estadística y Censos (the Argentine National Statistics and Census Institute or “INDEC”) estimates that the Argentine consumer price increased by 7.2% in 2008, 7.7% in 2009, 10.9% in 2010 and 9.5% in 2011; and the wholesale price index increased by 8.8% in 2008, 10.0% in 2009, 14.6% in 2010 and 12.7% in 2011. In the three months ending March 31, 2012, the consumer price index in Argentina increased 2.6% and the wholesale price index increased 3.0%. There is a substantial disparity between the inflation indexes published by the INDEC and those higher estimated by private consulting firms.

The Argentine government has implemented several actions to monitor and control prices for the most relevant goods and services. Despite such actions, the Argentine economy continues to experience levels of annual consumer index of inflation close to 10%, according to the INDEC, which is substantially lower than private estimates. If the BCRA issues significant amounts of currency to finance public sector spending, to service public debt, to intervene in the foreign exchange market or to assist financial institutions in distress, or if the value of the peso cannot be stabilized through strict fiscal and monetary policies, a significant increase in inflation rates could be expected.

Moreover, high inflation may also undermine Argentina’s foreign competitiveness in international markets, negatively affecting the level of economic growth, exports, balance of payments and employment. In addition, public sector spending has increased over the past years, as reducing fiscal surplus, a trend, that if continued, may cause the government to incur a fiscal deficit and lead to higher inflation or higher government debt.

Since the majority of Telecom’s revenues are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in its prices would decrease its revenues in real terms and adversely affect its results of operations. As discussed below under “Risks Associated with Telecom and its Operations,” Telecom Argentina’s ability to increase its regulated rates is subject to approval of regulatory authorities. We cannot guarantee that any possible rate increase will be sufficient to counter the effect of inflation and we cannot assure you that the results of any future rate negotiations will be favorable to us and to our financial condition.

Also, higher inflation leads to a reduction in the purchasing power of the population, mainly those unemployed and with low salary levels, thus increasing the risk of a lower level of service consumption from our fixed and mobile customers in Argentina.

Future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry.

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. Due to the Argentine economic crisis of 2001 and 2002, the Argentine government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. In this context, the CNC adopted new interpretations of applicable regulations and imposed fines on telecommunications companies, particularly incumbent operators such as Telecom Argentina. See “Item 8—Financial Information—Legal Proceedings—Regulatory Proceedings” in the Telecom Argentina Form 20-F incorporated herein by reference for more information. In addition, local municipalities in the regions where Telecom Argentina operates have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed-line and mobile networks. Provinces have increased, and are continuing to increase, their tax rates, particularly the turnover tax rates, resulting in the highest rates in history. Municipal, provincial and federal tax authorities have also brought an increasing number of claims against Telecom Argentina. Telecom Argentina disagrees with these proceedings and is contesting them. See “Item 8—Financial Information—Legal Proceedings” in the Telecom Argentina Form 20-F incorporated herein by reference. However, we cannot assure you that the laws and regulations currently governing the economy or the telecommunications industry will not change, that the claims will be resolved in Telecom’s favor, or that any changes to the existing laws and regulations will not adversely affect Telecom’s business, financial condition, results of operations and cash flows.

Also, in recent years the Argentine government has taken several actions reverting concessions and public services contracts that were privatized in the 90’s, such as Aguas Argentinas S.A., Aerolíneas Argentina S.A. and recently YPF S.A. In April 2012, Decree 530/12 from National Executive Branch established the intervention of YPF S.A., Argentina’s largest company and the main oil and gas producer. In addition, a bill was presented to the Argentine Congress to declare the public interest of exploitation, production, transport and commercialization of oil and gas and also to declare the expropriation of 51% of the YPF S.A.’s shares. There is no certainty about the consequences that the expropriation of YPF S.A. would have in Argentina’s economy, on the confidence of local and international investors, on the business environment in Argentina and what reaction it will cause from other countries or international organizations or economic blocs. We cannot assure that these kinds of actions of the National government will not be extended to other companies and or other sectors in the future.

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

In November 2008, Argentina nationalized, through Law No. 26,425, its private pension and retirement system, which had been previously administered by the AFJP, and appointed ANSES as its administrator. Argentina’s nationalization of its pension and retirement system constitutes a significant change in the government’s approach to exercising influence over Argentina’s main publicly-traded companies. A significant portion of the public float of these companies was owned by the AFJP and is currently held by ANSES.

The government could exercise influence over corporate governance decisions of companies in which it owns shares by combining its ability to exercise its shareholder voting rights to designate board and supervisory committee members with its ability to dictate tax and regulatory matters. Additionally, since the AFJP were significant institutional investors in Argentina, the nationalization of the private retirement system affected the way to access financing in capital markets for publicly-traded companies. The role that the government will play, acting through ANSES, in making investments in new issuances of equity and debt in capital markets, is unclear due to the absence of clearly established policies. This has reduced the volume of trading and the liquidity of Argentina’s capital markets. Until the government’s practices and policies are clearly established, these matters could create uncertainties for investors of public companies in Argentina, including Telecom Argentina.

On April 13, 2011, the Presidential Decree No. 441/11 was published in the Argentine Official Bulletin annulling Article 76(f) of Law No. 24,241, which limited ANSES’ voting power to 5% of the company’s total voting shares, even if ANSES held a greater ownership position. Unless the Presidential Decree and/or its effects are reversed by a competent Authority or Court, ANSES would be able to exercise the total voting power corresponding to its shares in all resolutions to be adopted at those companies’ shareholders meetings where it has share participation, including decisions related to the allocation of retained earnings and the election of directors and Supervisory Committee members, among others.

Argentina’s economy may not continue to grow at current rates or may contract in the future.

The effects of the global economic and financial crisis in recent years and the general weakness in the global economy may negatively affect emerging economies like Argentina’s. Although Argentina has experienced economic growth in the most recent years, current global financial instability has impacted and may continue to impact the Argentine economy and cause Argentina to return to a period of recession, fiscal deficit, higher inflation, increased unemployment and greater social unrest.

Although the current state of the international financial markets in terms of volatility, liquidity and access to credit has improved as compared to 2008 and 2009, several international economic, social and political factors could affect the global financial markets, such as, among other factors, a growing concern regarding government deficits, governments’ abilities to honor their respective sovereign debts, social unrest and general uncertainty about the global economic recovery.

Moreover, the growth trend that the Argentine economy has experienced in the most recent years might be negatively affected by several domestic factors such as an appreciation of the real exchange rate, which could affect its competitiveness, diminish or even reverse the country’s positive trade balance and, if coupled with an increase in capital outflows, reduce consumption and investment levels as a result of increased pressure on and volatility of exchange rates. Additionally, abrupt changes in monetary and fiscal policies could rapidly affect local economic output, while lack of appropriate levels of investment in certain economic sectors could reduce long term growth. Moreover, limited access to the international financial markets could cause an increase in public spending not correlated with an increase in public revenues, which could affect the country’s fiscal results and generate uncertainties that might affect the economy’s level of growth.

If international and domestic economic conditions for Argentina were to worsen, Argentina could be negatively affected as a result of lower international demand and lower prices for its products and services, higher international interest rates, lower capital inflows and higher risk aversion, which may also adversely affect our business, results of operations, financial condition and cash flows.

Argentina continues to face economic and legal uncertainty.

Although general economic conditions have shown improvement, and political protests and social disturbances have diminished considerably since the economic crisis of 2001 and 2002, the rapid and radical nature of the changes in the Argentine social, political, economic and legal environment over the past several years has given rise to uncertainties about the country’s business environment.

In the event of further economic, social or political crises, companies in Argentina may face the risk of civil and social unrest, strikes, expropriation, nationalization, forced renegotiation or modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing existing jurisprudence on labor matters and requiring companies to assume increasing responsibility for and assumption of costs and risks associated with utilizing sub-contracted labor and how to calculate salaries, severance payments and social security contributions. Also, there was an increase in claims regarding compensations for work accidents over the cap established by the current relevant legislation. Since Telecom operates in a context in which the governing law and applicable regulations change frequently, it is difficult to predict whether its commercial activities will be affected positively, negatively or at all by such changes.

Substantially all of Telecom’s operations, properties and customers are located in Argentina, and, as a result, its business is, to a large extent, dependent upon economic conditions prevailing in Argentina. If economic conditions in Argentina were to deteriorate, they would be expected to have an adverse effect on Telecom’s and our financial condition, results of operations and cash flows.

Argentina’s past fiscal problems and the incomplete restructuring of Argentina’s sovereign debt may negatively affect the macroeconomic environment.

Although Argentina has shown a fiscal surplus in recent years, it has a history of fiscal deficits. Since almost all of the financial obligations of the Argentine government were denominated in foreign currencies at the time the dollar-peso parity was eliminated in early 2002, there was an increase in the cost of financial services (in terms of Argentine Pesos) of the debt of the Argentine government. Also, since the Argentine government’s fiscal revenues were denominated in large part in Argentine Pesos, the Argentine government was severely affected in its ability to carry out its payment obligations using foreign currency and defaulted on a significant part of its public debt in 2002. The Argentine government’s sovereign debt default and its consequences may continue to negatively affect the ability of private companies, including Telecom, to access the capital markets or other forms of financing.

The Argentine government implemented a debt restructuring effort mainly through two debt exchange offers. The first and largest was closed on February 25, 2005 and the second took place in 2010. Nonetheless, a number of bondholders who held out from the exchange offers have initiated legal actions against the Argentine government. A judgment against the Argentine government in these pending cases could reduce sources of funding and investment capital and could potentially impact the government’s ability to adopt measures that promote economic growth.

After the economic crisis in 2002, the Argentine government has maintained a policy of fiscal surplus. To be able to repay its debt, the Argentine government may be required to continue adopting austere fiscal measures that could adversely affect economic growth.

As of September 30, 2011, the outstanding principal amount of Argentina’s public debt was equivalent to US$175.5 billion (of which approximately 61% was denominated in foreign currency) of which US$11.1 billion were not presented to the exchange offers and are still pending for restructuring.

There can be no assurance that the Argentine government will not default on its obligations under its bonds if it experiences another economic crisis. A new default by the Argentine government could lead to a new recession, higher inflation, restrictions on Argentine companies to access funds, higher unemployment and social unrest, which would negatively affect our financial condition, results of operations and cash flows.

The Argentine banking system may be subject to instability.

The Argentine banking system collapsed in 2001 and 2002, when the Argentine government restricted bank withdrawals and required mandatory conversion of dollar deposits to pesos. From 2005 to 2007, a period of economic growth coupled with relative stability of the country’s exchange rate and inflation resulted in the restoration of public confidence, a gradual accumulation of deposits in Argentine financial institutions, and improved liquidity of the financial system. However, in 2008 and 2009, certain events such as conflicts between the Argentine government and certain sectors of the economy, together with the international financial crisis, decreased depositors’ confidence, led to a slowdown in the growth of deposits, increased the dollarization of certain deposits and increased interest rates on loans granted to the nonfinancial sector.

Despite improvements in stability since 2002, and after the Argentine economic recovery experienced in 2010, we cannot be certain that another collapse will not occur in the future.

A new crisis of the Argentine banking system or the consequent instability of one or more of the larger banks, public or private, could have a material adverse effect on the prospects for economic growth and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us by resulting in lower usage of our services and the possibility of a higher level of uncollectible accounts or increase the credit risk of the counterparties regarding the Company investments in local financial institutions.

In March 2012, Law No. 26,739 was enacted establishing the modification of the Organic Charter of the BCRA modifying the relationship between the monetary base and the level of reserves. The modification also changes the mission of the BCRA. According to this new law, the BCRA obtained more flexibility to attend the financial system’s needs, issue Argentine pesos and finance the public sector, among others.

Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires.

Under Argentine law, a shareholder’s liability for losses of a company is limited to the value of his or her shareholdings in the company. Under Argentine law, however, shareholders who vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution. In connection with recommending any action for approval by shareholders, Nortel’s Board of Directors occasionally obtains and plans to obtain opinions of counsel concerning the compliance of its actions with Argentine law and Nortel’s bylaws (or regulations if any). Although the issue is not free from doubt, based on advice of counsel, Nortel believes that a court in Argentina in which a case has been properly presented would hold that a noncontrolling shareholder voting in good faith and without a conflict of interest in favor of such a resolution and based on the advice of counsel that such resolution is not contrary to Argentine law or the Company’s bylaws or regulations, would not be liable under this provision.

Delays in the attribution and allocation of radio spectrum can adversely affect Argentina’s mobile industry.

The SECOM is the authority responsible for administering the use of radio electric spectrum and, consequently, for the attribution of new segments of frequencies and the reallocation of the existing ones for the mobile service. Possible delays in the allocation of new frequencies, the reallocation of the existing ones and their subsequent auction could affect the future development of the sector and the implementation and commercialization of new advanced services, among others, such as mobile broadband and its applications.

Risks Relating to Nortel

As a holding company, Nortel’s ability to meet its financial obligations and to pay dividends is dependent upon the receipt of cash and other distributions paid on the common stock of Telecom that it owns. We did not pay any dividends during the period of 2001 to 2009.  We do not expect to pay dividends on Series B Shares in the near future.

Nortel is a holding company which owns shares of common stock of Telecom Argentina, Nortel’s sole substantial asset. As a holding company, Nortel’s ability to meet its financial obligations and to pay dividends and other distributions (including mandatory redemption payments) on its Series A and B Preferred Shares is dependent upon the receipt of cash dividends and other distributions paid on the common stock of Telecom Argentina that it owns. Due to Telecom Argentina not paying dividends for the years ended December 31, 2001 to December 31, 2008, Nortel did not pay any dividends for the years 2001 to 2009. During 2010, Telecom paid dividends for the year ended December 31, 2009, of approximately P$1,053 million of which P$689 million was paid on May 5, 2010 and P$364 million was paid on December 20, 2010 (of which P$377 million and P$200 million was paid to Nortel respectively). This allowed Nortel to make available to the holders of Series A Preferred Shares dividends for the year ended December 31, 2010 of approximately P$389 million (of which P$356 was approved by Nortel’s Board on October 5, 2010 as provisional dividend and later ratified by the shareholders’ meeting held on April 7, 2011, and P$33 million was approved by such shareholders’ meeting) and an amortization payment of approximately P$196 million (also approved by the shareholders’ meeting held on April 7, 2011). On April 19, 2011, Telecom Argentina paid a dividend of approximately P$915 million to its shareholders for the year ended December 31, 2010 (of which approximately P$501 million was paid to Nortel). This allowed Nortel to make available to the holders of Series A Preferred Shares (i) a scheduled redemption payment of approximately P$349 million, (ii) dividends for the year ended December 31, 2010 of approximately P$58 million to the Series A Preferred Shares subject to the schedule redemption mentioned in (i) above, and (iii) an amount of approximately P$25 million as an additional distribution amount to those Series A Preferred Shareholders who have entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1 = P$1) and releasing Nortel from any claims relating to the “pesificación,” the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the shares subject to such scheduled redemption (all of them approved by Nortel’s shareholders’ meeting held on August 2, 2011). The Board of Directors resolved on its meeting held on April 26, 2012 to call a new meeting following Telecom Argentina’s Annual Shareholders’ meeting, to (i) analyze Telecom’s expected decision to distribute a cash dividend, which would allow Nortel to make a scheduled redemption and dividend payment to the holders of its Series A Preferred Shares, and (ii) convene a General and Special Class “A” Preferred shareholders’ meeting for that purpose. On April 27, 2012, Telecom Argentina’s Annual Shareholders’ meeting approved, among other items the distribution of a cash dividend of P$807 million (P$0.82 per share, of which P$442 million correspond to Nortel) for the year ended December 31, 2011, to be paid on May 10, 2012. On the same day Nortel’s Annual Shareholders’ meeting approved, among other items, the allocation of Nortel’s non-appropriated profit amount as of December 31, 2011, to a voluntary reserve created for the future distribution of dividends, based on Nortel’s lack of liquidity as of the date of the Annual Shareholders’ meeting. If Nortel decides to make a dividend distribution following Telecom’s dividend distribution, all accrued and unpaid amortization and dividends would first be paid to holders of Nortel’s Series A Preferred Shares, until all arrearages under the Series A Preferred Shares have been paid. Nortel does not anticipate issuing dividends to holders of its Series B Preferred Shares for fiscal year 2011.

Nortel is unable to predict whether Telecom Argentina will make any dividend payments in future periods, other than the dividend payment approved by Telecom Argentina’s Annual Shareholders’ meeting held on April 27, 2012. The ability of Telecom Argentina and consequently Nortel, to pay dividends is subject to Telecom’s ability to generate sufficient cash from operations and its expectation of future cash needs, and is also subject to limits imposed by applicable Argentine law. In particular, under Argentine Corporations Law, Telecom Argentina and Nortel may only declare dividends out of liquid and realized profits determined in accordance with Argentine GAAP and other applicable regulations and must allocate 5% of each year’s net income to a legal reserve until the total amount of such reserve reaches 20% of capital (capital stock plus inflation adjustment to capital stock).

In addition, the declaration and payment of dividends on Series B Shares is subject to the dividend and redemption payments on Nortel’s Series A Preferred Shares. Because Telecom Argentina did not pay dividends for the fiscal years ended December 31, 2001-2008, Nortel did not make any distributions on its Series A or Series B preferred shares for the years ended December 31, 2001-2009. Further, until 2007, Nortel was required to make redemption payments on its Series A Preferred Shares of P$55 million per year plus an adjustment coefficient set forth by Decree No. 214/02, also known as the “Coeficiente de Estabilización de Referencia” or “CER.” Since

Telecom Argentina made dividend distributions for the fiscal years ended December 31, 2009 and December 31, 2010, as described above, Nortel was able to make dividend payments and amortization payments for the fiscal year ended December 31, 2010. As of December 31, 2011, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was approximately P$423.4 million including the effects of CER. See Note 12 of our consolidated financial statements included in Item 18 of this Annual Report. These redemption and dividend payments reduce the amount of cash which would otherwise be available to make dividend payments on Series B Preferred Shares and Nortel ordinary shares. Any redemption and dividend payments not declared nor paid by Nortel when due will bear interest at LIBOR. Therefore, even considering Telecom Argentina’s above-mentioned dividend payments and any additional dividend payments made by Telecom Argentina in the near future, Nortel will be unable to make dividend payments to the Series B preferred and ordinary shareholders until all of the accrued but unpaid amortization and dividends on the Series A Preferred Shares have been paid. On April 27, 2012, Telecom Argentina’s Annual Shareholders’ meeting approved, among other items the distribution of a cash dividend of P$807 million (P$0.82 per share, of which P$442 million correspond to Nortel) for the year ended December 31, 2011, to be paid on May 10, 2012. The use of such funds for payment of the accrued but unpaid amortization and dividend payments to the holders of Nortel’s Series A Preferred Shares will be considered by Nortel’s Board of Directors.

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

Sofora is Nortel’s principal shareholder. Sofora owns 100% of the ordinary shares of Nortel, which currently represents 74.01% of the capital stock of Nortel. Sofora is 68% owned by Telecom Italia Group and 32% owned by W de Argentina—Inversiones, a holding company incorporated in the Kingdom of Spain.

Through their ownership of Sofora and the Shareholders’ Agreement between them, the Telecom Italia Group and W de Argentina—Inversiones have, as a general matter, the ability to determine the outcome of any action requiring our shareholders’ approval, including the ability to elect a majority of directors and members of the Supervisory Committee. In addition, we have been informed that, pursuant to the shareholders’ agreement entered into between the Telecom Italia Group and the Werthein Group, the Telecom Italia Group and W de Argentina—Inversiones have agreed among themselves to certain matters relating to the election of directors of Nortel, Telecom and Sofora and have given W de Argentina—Inversiones veto power with respect to certain matters relating to us. See “Item 7—Major Shareholders and Related Party Transactions—Shareholders’ Agreement.

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

Nevertheless, all related parties’ transactions were made on an arm’s-length basis and those which exceed 1% of the shareholders’ equity of Nortel and Telecom are subject to a prior approval process established by Decree No. 677/01 and require involvement of the Audit Committee and/or an opinion of two independent valuation firms as well as subsequent approval by the Board of Directors to verify that the agreement could reasonably be considered to be in accordance with normal and habitual market practice. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Holders of Series B ADSs may not be able to exercise their preemptive rights should Nortel issue additional ordinary shares.

The terms and conditions of the Series B Preferred Shares include preemptive rights to holders of the Series B Preferred Shares which require Nortel to offer holders of the Series B Preferred Shares the right to purchase a sufficient number of the Series B Preferred Shares to maintain their existing ownership percentage if Nortel issues additional ordinary shares. United States holders of Series B ADSs will not be able to exercise through Morgan Guaranty Trust Company, as Depositary (the “Depositary”), the preemptive rights for Series B Preferred Shares underlying their Series B ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirement thereunder is available. Nortel intends to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement as well as the indirect benefits to it of enabling the holders of Series B ADSs to exercise preemptive rights and any other factors Nortel considers appropriate at the time. No assurance can be given that any registration statement would be filed. To the extent holders of Series B ADSs are unable to exercise their preemptive rights because a registration statement has not been filed and no exemption from such registration requirement under the Securities

Act is available, the Depositary would sell such holders’ preemptive rights and distribute the net proceeds thereof to the holders of Series B ADSs, and such holders’ equity interest in Nortel would be proportionately diluted.  The Depositary, after consultation with Nortel, has discretion to determine the procedure for making rights available to holders of Series B ADSs or for disposing of such rights and making the net proceeds available to such holders. If by the terms of a rights offering or for any other reason the Depositary may not make such rights or net proceeds available to any holder of Series B ADSs, the Depositary may allow the rights to lapse.

Fluctuations in Nortel’s share price depend on various factors, some of which are outside of our control.

The market price of our shares is subject to change due to various factors which are outside of our control such as changes in market expectations, changes in the economic and political situation of Argentina and changes in measures used by investors or analysts to value our stock or market trends unrelated to our performance and operations. We cannot predict when such external factors will affect our stock price or whether their effects will be positive or negative.

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

In accordance with the Public Emergency Law, in January 2002, rates for Basic telephone services and long-distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00. The rates that Telecom Argentina may charge in the future will be determined by negotiations between Telecom Argentina and the Argentine government. According to the Public Emergency Law, while undertaking these negotiations, the Argentine government must consider the effect of these rates on the competitiveness of the general economy, the quality of service and investment plans of service providers, as contractually agreed. The Argentine government must also consider consumer protection, accessibility of the services and the profitability of public service providers such as Telecom Argentina. The Public Emergency Law has been subsequently extended through December 31, 2013. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rates” in the Telecom Form 20-F attached as an exhibit hereto.

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

The Letter of Understanding 2006 contemplated the signing and effectiveness of the Minutes of Agreement of the Renegotiation upon the fulfillment of certain necessary steps. As of the date of this Annual Report, such fulfillment has yet to occur. Although we expect such fulfillment to occur, Telecom Argentina cannot guarantee if or when this will happen. Telecom is unable to predict the outcome of the negotiations that are continuing with regard to further rate increases and the rate scheme which will be applied in the future. Moreover, we are unable to predict whether the Argentine government, as a result of the current rate renegotiations, will impose additional conditions or requirements, and if these conditions or requirements are imposed, whether Telecom Argentina will be able to satisfy them.

Rate restrictions for regulated services may continue for a number of years and may affect revenues from fixed-line and other services. While Telecom Argentina intends to continue to strive to control operating costs and capital expenditures and improve productivity, these efforts has not offset the significant decline in profit margins and operating results that resulted from mandatory rate freezing and the increase in costs due to high levels of investments in capital expenditures and higher operating costs.

Telecom must comply with conditions in its license, and regulations and laws related thereto, and such compliance may at times be outside of its control.

Telecom is subject to a complex series of laws and regulations with respect to most of the telecommunications services that it provides. Such laws and regulations are often governed by considerations of public policy. Telecom provides telecommunications services pursuant to licenses that are subject to regulation by various regulatory bodies. Any partial or total revocation of the licenses would likely have a material adverse impact on its financial condition, results of operations and cash flows. Telecom’s dissolution and the declaration of bankruptcy, among others, are events that may lead to a revocation of Telecom Argentina’s licenses.

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

Nortel owns all of Telecom Argentina’s Class A Ordinary Shares (51% of Telecom Argentina’s total capital stock) and approximately 7.66% (7.71% as of December 31, 2011) of Telecom Argentina’s Class B Ordinary Shares (3.74% of Telecom Argentina’s total capital stock) which, in the aggregate, represents approximately 54.74% of Telecom Argentina’s total capital stock. Telecom Argentina is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of Telecom Argentina’s capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders. In addition, the Telecom Italia Group and W de Argentina—Inversiones (a company that is part of the Argentine Werthein Group) are each required to maintain direct ownership of at least 15% of the common stock of Sofora.

Compliance with conditions in Telecom’s license and related regulations and laws may be affected by events or circumstances outside of our and their control, and therefore we cannot predict whether such events or circumstances will occur and if any do occur, this could result in an adverse effect on Telecom’s and our financial condition, operations and cash flows.

Telecom operates in a competitive environment that may result in a reduction in its market share in the future.

Telecom competes with licensed provider groups, composed of, among others, independent fixed-line service providers, mobile and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina. As of December 31, 2011, more than 1000 licenses for local and/or long distance services, payphones and Value Added Services had been granted since the end of the exclusivity period.

Internet and mobile services, which Telecom expects will continue to account for an increasing percentage of Telecom’s revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the fixed telecommunications market, Telecom must invest in its fixed-line network and information technology. Specifically, in the Internet services market, Telecom must constantly upgrade its access technology and software in order to increase the speed, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of its services. Also, to remain competitive in the mobile telecommunications market, Telecom must enhance its mobile networks by expanding its network infrastructure and extending 3G technology and bandwidth in mobile data transmission. In addition, a key factor for Personal’s competitiveness is to be awarded with new mobile frequency bands. Future technological developments may result in decreased customer demand for certain of its services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

Telecom also anticipates that it will have to devote significant resources to the refurbishment and maintenance of its existing network infrastructure to comply with regulatory obligations particularly regarding fixed-line services and to remain competitive with the quality of its services in both Internet and mobile segments. Telecom also expects to continue to devote resources to customer retention and loyalty.

An increase in competition between service providers could be expected as a result of the implementation of the Number Portability Regulation that took place in March 2012 for Personal Mobile Services segment, which could also result in higher customer retention costs and increased churn amongst high value customers in the Argentinean mobile market. Telecom’s market share may be affected positively, negatively or not at all by the number portability.

In addition, Personal will participate in the spectrum auction and hopes to acquire spectrum to complete its “Spectrum cap” throughout Argentina. We cannot ensure that Personal will be awarded spectrum in the tender. If the auction is delayed or the spectrum is awarded to other existing or new competitors, it could adversely affect its competitive position or ability to offer mobile services to its customers on a competitive basis, and may require higher capital expenditures regarding the construction of additional cell sites.

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

Moreover, the products and services that Telecom offers may fail to generate revenues or attract and retain customers. If Telecom’s competitors present similar or better responsiveness, functionality, services, speed, plans or features, Telecom’s customer base and its revenues may be materially affected.

Telecom also expects that the level of competition in its markets will continue to increase in the future, particularly as a result of the possible inclusion of new mobile virtual network operators. Competition is and will continue to be affected by its competitors’ business strategies and alliances. Accordingly, Telecom may face additional pressure on the rates that it charges for its services or experience a loss of market share particularly in the Internet and mobile services. In addition, the general business and economic climate in Argentina may affect Telecom and its competitors differently; thus its ability to compete in the market could be adversely affected.

Even though Telecom grew and developed in recent years in a highly competitive market, because of the range of regulatory, business and economic uncertainties Telecom faces, as discussed in this “Risk Factors” section, it is difficult for Telecom to predict with meaningful precision and accuracy its future market share in relevant geographic areas and customer segments, the drop in our customer’s consumption, which could result in a reduction of our revenue and market share, the speed with which change in its market share or prevailing prices for services may occur or the effects of competition. Those effects could be material and adverse to Telecom’s overall financial condition, results of operations and cash flows.

Changes in the laws and regulations of the mobile industry could adversely affect us.

The mobile industry is currently subject to an important set of regulations that has enabled the development of a high competitive and intense capital expenditure environment. Notwithstanding that, in 2011 a bill was presented to the lower Congress Chamber proposing a substantial change through the declaration of the mobile industry as a “public service”. That bill did not obtain the necessary support to be treated at the lower Congress Chamber. We cannot assure that similar initiatives will not be proposed in the future and will not obtain the approval of the National Congress.

Future allocations of mobile frequency bands may affect the competitiveness of the Argentine mobile industry and could impact Personal’s competitive position within it.

Telefónica Móviles Argentina S.A. returned to the Argentine government the frequency bands exceeding an aggregate 50 MHz, as a result of the combination of operations of Unifón and Movicom in 2004, in accordance with the current laws and pursuant to a plan to be subsequently issued. In 2005, the SC issued its plan relating to the return of those frequency bands although it did not stipulate how the returned bands would be reallocated or assigned to other operators.

The launch of the auction to reassign the 850 MHz and 1900 MHz frequency bands returned by Telefónica Móviles Argentina S.A. because they exceeded their 50 MHz spectrum cap was postponed several times. Finally, SECOM launched the auction; which is expected to take place in May 2012.

Personal is participating in the spectrum auction process and expects to acquire additional spectrum to complete its “Spectrum cap” throughout Argentina.

If Personal is not one of the tenders awarded, it could adversely affect its competitive position and may require higher tangible capital expenditures to offer mobile services to its customers on a competitive basis in comparison with other operators that would obtain additional spectrum resulting from the auction. See “Item 4—Information on the Company—Regulatory Framework—Other Regulatory Regulations—Regulations Applicable to PCS Services” in the Telecom Form 20-F for a detailed description of Personal’s license.

Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to litigation or decreased mobile communications usage.

The effects of, and any damage caused by, exposure to an electromagnetic field were and are the subject of careful evaluations by the international scientific community, but until now there is no scientific evidence of harmful effects on health. Telecom cannot rule out that exposure to electromagnetic fields or other emissions originating from mobile handsets will finally not be identified as a health risk.

Although Argentine mobile operators comply with the international security standards established by the World Health Organization and Argentine regulations, which are similar, Telecom’s mobile business may be harmed as a result of these alleged health risks. For example, the perception of these health risks could result in a lower number of customers, reduced usage per customer or potential consumer liability. In addition, these concerns may cause regulators and municipalities to impose restrictions on the construction of base station towers or other infrastructure, which may hinder the completion of network build-outs and the commercial availability of new services and may require additional investments.

Telecom’s operations and financial condition could be affected by union negotiations.

In Argentina, labor organizations have substantial support and have considerable political influence. In recent years, the demands of Telecom’s labor organizations have increased mainly as a result of the increase in the cost of living (which was affected by the increased level of inflation) and a decline in the population’s purchasing power.

In addition to the recategorization expected in 2012 for Telecom Argentina’s nonunionized employees, certain labor organizations have advocated that some of Telecom’s nonunionized employees should be represented by trade unions. Unions have also requested that we delegate currently outsourced tasks to Company’s employees. See “Item 6—Directors, Senior Management and Employees—Employees and Labor Relations” in the Telecom Argentina Form 20-F incorporated herein by reference.

If the number of employees covered by trade unions increases or Personal’s employees (currently included in the collective bargain agreement of the Argentine Federation of Commercial and Service Employees “FAECyS”) are included in the new collective bargain agreement for the mobile industry, we may incur increased costs for the higher compensation that we may need to pay.

The Argentine government may order salary increases to be paid to employees in the private sector or changes in labor regulations, which would increase Telecom’s cost of doing business.

The Argentine government has in the past and may in the future promulgate laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees (including higher levels of severance payments to former employees dismissed without proper cause). Telecom cannot guarantee that the government will not again adopt measures, as it did in the past, which will increase salaries or require Telecom to provide additional benefits, which would increase Telecom’s costs and, among other things, in the absence of an adjustment of regulated rates in our fixed services segment, continue reducing Telecom’s profit margins.

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

Telecom is party to a number of legal proceedings, some of which have been pending for several years. Telecom cannot be certain that these claims will be resolved in its favor, and responding to the demands of litigation may divert management’s time, attention, and financial resources.

In addition, in recent years, certain changes in the treatment of employment matters under Argentine law have created new incentives for individuals to pursue employment-related litigation in Argentine courts. These changes include holdings that an employee of a subcontractor may file a direct action against the firm contracting the work, that any cap on severance pay in cases of dismissal without cause is unconstitutional, that an employee may bring a civil action in the event of an occupational accident, and that an employee can bring a lawsuit against the employer because of changes in working conditions. Additionally, Telecom is exposed to claims of employees of subcontractors and commercial agents claiming direct or indirect responsibility of Telecom based on a broad interpretation of the rules of labor law.

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

In the past, Personal was subject and currently is subject to claims by former representatives (commercial agents) who end their business relationship by making claims for reasons that are not always justified by contract terms.

As a result, Telecom Argentina and Personal may face increased risk of employment and commercial litigation. If this occurs, we cannot guarantee that this litigation will not have an adverse effect on our results of operations, financial condition and cash flows, despite the provisions that Telecom has recorded to cover from these matters, as it is described in “Item 8—Financial Information—Legal Proceedings” in the Telecom Argentina Form 20-F incorporated herein by reference.

The CNC is the authority to control telecommunications services in Argentina and in its capacity is empowered to apply economic sanctions against licensees for breaches of the current regulatory framework. Recently, there has been a growing trend of imposing sanctions on Telecom Argentina for technical reasons, mainly related to the delay in repairing defective lines and / or installing new lines. Although penalties are appealed in the administrative stage, if the appeals are not solved in its favor or the penalties imposed by the CNC increased, it could have an adverse effect on our financial situation, results of our operations and cash flows.

Moreover, in 2009, the environmental agency required Telecom Argentina to be registered in the National Registry of Generators and Operators of Hazardous Waste as a result of alleged problems with its liquid drainage at an underground chamber (as it had been previously required to do in 1999). This registration would require Telecom Argentina to pay an annual fee calculated in accordance with a formula that takes into consideration the extent of the hazard and the quantity of the waste. Telecom Argentina filed a request for administrative review seeking to obtain rejection of the environmental agency’s ordinance. Telecom cannot guarantee that the rejection will be obtained. In addition, changes in environmental legislation or the evolution of products and services we offer could require us to be registered in the National Registry of Generators and Operators of Hazardous Waste. In that case or if the rejection of the environmental agency’s ordinance is not obtained, Telecom Argentina would face increased costs which may include retroactive fees.

See “Item 8—Financial Information—Legal Proceedings—Civil, commercial, labor, regulatory, tax and other matters proceedings” in the Telecom Argentina Form 20-F incorporated herein by reference.

The enforcement of regulations aimed at protecting consumers may have an adverse effect on Telecom.

The Consumer Protection Act No. 24,240 (the “Consumer Protection Act”) establishes a series of principles and rules for the protection of consumers and users. The Consumer Protection Act applies to the telecommunications industry and to any other industry in which consumers and users are involved.

Telecom Argentina and Personal have received several customer complaints in connection with the provisions of the Consumer Protection Act that were filed with different law enforcement bodies (national, provincial or municipal) and, in the last few years, there was also an increase in legal actions brought by consumer associations. See “Item 8—Financial Information—Legal Proceedings—Civil, commercial, labor, regulatory, tax and other matters proceedings—General Proceedings—Consumer Trade Union Proceedings.” in the Telecom Argentina Form 20-F incorporated herein by reference.

This situation may entail risks for Telecom Argentina and Personal concerning, among others, the prices charged for their services or the obligation to return amounts charged for their services. If such were the case, any of these consequences could have an adverse effect on Telecom’s financial situation, results of operations and cash flows.

The BCRA has imposed restrictions on the transfer of funds outside of Argentina in the past; some restrictions currently exist and may increase in the future, which could prevent Telecom Argentina and Nortel from making payments on dividends and liabilities.

In the past, the Argentine government has imposed a number of monetary and currency exchange control measures, including temporary restrictions on the free disposition of funds deposited with banks and restrictions or limitations on the access to foreign exchange markets and transfers of funds abroad, including for purposes of paying principal and interest on debt, trade liabilities to foreign suppliers and dividend payments to foreign shareholders. Although significant restrictions or limitations have been eliminated over the years, certain restrictions imposed by the BCRA on the access to foreign exchange markets and transfer of funds continues to apply to us. In addition, during the months of October and November 2011, new measures were implemented to control and limit the purchase of foreign currency, such as the prior approval of the AFIP for any purchase of foreign currency. There can be no assurance that the BCRA or other government agencies will not increase controls and restrictions for making payments to our foreign creditors, dividend payments to foreign shareholders or require its prior authorization for such purposes, which would limit our ability to timely comply with payments related to our liabilities with foreign creditors or non-resident shareholders. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

In addition, in October 2011, Decree No. 1,722 eliminated an exception for oil and mining companies, and thus requires these companies to settle in the foreign exchange market all their export receipts. Moreover, the National Insurance Bureau, issued in October 2011, Resolution No. 36,162 imposing the obligation for insurance companies to have all investments and liquid assets allocated in Argentina. We cannot ensure that similar measures will not be taking for other companies and or other sectors in the future.

Starting in January 2012, the AFIP and the SCI must be notified in advance and must approve all import operations of goods and services. This new procedure could negatively affect the provision of imported products and services. Such procedure could also negatively affect our supply chain, as some raw materials, equipment and handsets are imported by our suppliers.

For a detailed explanation of risks associated with an investment in Telecom, see “Item 3—Key Information—Risk Factors” in the Telecom Form 20-F included as an exhibit hereto.

ITEM 4.                             INFORMATION ON THE COMPANY

The Company

Nortel Inversora S.A. was organized by a consortium of Argentine and international investors to acquire a controlling interest in the common stock of Telecom as the first step in Argentina’s privatization of its fixed-link public telecommunications services and basic telephone services. See “Item 7—Major Shareholders and Related Party Transactions.” As of December 31, 2011, Nortel owned approximately 54.74% of the common stock of Telecom Argentina. Nortel’s sole substantial activity is owning such stock and its sole substantial source of cash income is cash dividends paid on such stock. (See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares—Nortel’s Capital Stock”).

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

Recent Developments

Nortel’s Annual shareholders’ meeting

Nortel’s shareholders, at their meeting held on April 27, 2012, approved, among other items, the allocation of Nortel’s non-appropriated profit amount as of December 31, 2011, in accordance with the new requirements established by Resolution No. 593/11 (See “Item 8—Financial Information—Dividend Policy”), to a voluntary reserve created for the future distribution of dividends, based on Nortel’s lack of liquidity as of the date of the Annual Shareholders’ meeting.

Nortel’s Capital Reduction

The annual shareholders’ meeting and the Board of Directors’ meeting of Nortel held on April 7 and April 18, 2011, respectively, approved the scheduled redemption of 242,454 Series A Preferred Shares and the consequent capital reduction from P$78,633,050 to P$76,208,510, pursuant to the terms and conditions of issuance of the Series A Preferred Shares. In addition, the shareholders’ meeting and Board of Directors’ meeting of Nortel held on August 2 and August 17, 2011, respectively, approved the scheduled redemption of 418,202 Series A Preferred Shares and the consequent capital reduction from P$76,208,510 to P$72,026,490 pursuant to the terms and conditions of issuance of the Series A Preferred Shares.

Telecom Argentina Annual shareholders’ meeting

Telecom Argentina’s shareholders, at their meeting held on April 27, 2012, approved, among other items, the allocation of retained earnings as of December 31, 2011, in accordance with the new requirements established by Resolution No. 593/11 (See “Item 8—Financial Information—Dividend Policy”): (i) P$121 million to the legal reserve, (ii) distribution of cash dividends of P$807 million (P$0.82 per share) to be paid on May 10, 2012, and (iii) the constitution of a voluntary reserve for future capital expenditures by P$2,553 million.

Personal Annual shareholders’ meeting

Personal’s shareholders, at their meeting held on April 19, 2012, approved, in accordance with the new requirements established by Resolution No. 593/11 (See “Item 8—Financial Information—Dividend Policy”) among other items, the allocation of retained earnings as of December 31, 2011 as follows: (i) distribution of cash dividends of P$800 million (P$2.58 per share) in two installments, the first one on April 26, 2012 and the second one on June 18, 2012 in the amount of P$250 million and P$550 million, respectively, (ii) the constitution of a reserve for future cash dividends by P$910 million, and (iii) the constitution of a voluntary reserve for the finance of working capital and capital expenditures in Argentina by P$1,237 million. The shareholders also approved the delegation of authority in Personal’s Board of Directors to determine the amount, time, terms and conditions to release the reserve for future cash dividends and the voluntary reserve for the finance of working capital and capital expenditures in Argentina.

Changes to Series B Shareholders Voting Rights

Under the terms and conditions of Nortel’s Series A and B Preferred Shares, we have agreed not to permit Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any financial debt, if as a result of doing so, Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares), as shown in Telecom Argentina’s unconsolidated financial statements prepared under Argentine GAAP, exceeds 1.75. Beginning in March 2002, the ratio of Telecom Argentina’s total liabilities to its shareholders’ equity exceeded 1.75 as a consequence of the devaluation of the peso. As a result of Nortel’s violation of this covenant, the Series B Preferred Shares acquired, together with the Series A Preferred Shares, the right to appoint one member of Nortel’s Board of Directors. Since December 31, 2006 such ratio no longer exceeded 1.75 to 1 and as a result, the Series B Preferred shareholders did not have director voting rights in fiscal years 2007-2011 and will not have such rights in 2012. The Series A Preferred Shareholders have retained such right as a result of the non-payment of the Series A dividends.

Acquisition Financing

To finance its acquisition of Telecom, Nortel incurred approximately US$202.4 million of debt (which was fully repaid in 2001) and issued the Series A Preferred Shares with a subscription price of US$713 million and the Series B Preferred Shares with a subscription price of US$433 million. The Series A Preferred Shares pay a dividend of 6% per annum (“Base Dividend”).

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

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom Argentina on the Class A and Class B Shares owned by Nortel. On January 26, 2001 and May 4, 2001, Nortel paid the fourth and fifth installments of the scheduled redemptions of Series A Preferred Shares in a nominal amount at the dates of payment of approximately P$55.1 million and P$14 million, respectively (the latter, corresponding to the proportional amount for the three month period ended December 31, 2000). Because Telecom Argentina did not pay dividends for fiscal years 2001-2008, Nortel was unable to make any dividend payments or pay the required amortization on its Series A Preferred Shares for the fiscal years ended December 31, 2001-2009. Since Telecom Argentina made dividend distributions for the fiscal years ended December 31, 2009 (of approximately P$1,053 million) and December 31, 2010 (of approximately P$915 million), Nortel was able to make various dividend and amortization payments for the fiscal year ended December 31, 2010 (of approximately P$447 million in the aggregate and P$545 million in the aggregate, respectively). As of December 31, 2011, the amount of the accrued but unpaid amortization and dividends on Nortel’s Series A Preferred Shares was approximately P$423.4 million including the effects of CER. The Board of Directors resolved on its meeting held on April 26, 2012 to call a new meeting following Telecom Argentina’s Annual Shareholders’ meeting, to (i) analyze Telecom’s expected decision to distribute a cash dividend, which would allow Nortel to make a scheduled redemption and dividend payment to the holders of its Series A Preferred Shares, and (ii) convene a General and Special Class “A” Preferred shareholders’ meeting for that purpose. On April 27, 2012, Telecom Argentina’s Annual Shareholders’ meeting approved, among other items the distribution of a cash dividend of P$807 million (P$0.82 per share, of which P$442 million correspond to Nortel) for the year ended December 31, 2011, to be paid on May 10, 2012. On the same day Nortel’s Annual Shareholders’ meeting approved, among other items, the allocation of Nortel’s non-appropriated profit amount as of December 31, 2011, to a voluntary reserve created for the future distribution of dividends, based on Nortel’s lack of liquidity as of the date of the Annual Shareholders’ meeting. If Nortel decides to make a dividend distribution following Telecom’s dividend distribution, all accrued and unpaid amortization and dividends would first be paid to holders of Nortel’s Series A Preferred Shares, until all arrearages under the Series A Preferred Shares have been paid. Nortel does not anticipate issuing dividends to holders of its Series B Preferred Shares for fiscal year 2011.

Nortel’s failure to pay the Series A dividends due to the lack of liquid and realized profits and/or distributable reserve, triggered the right of the holders of Series A Preferred Shares to exercise their voting rights and to appoint a member of Nortel’s Board of Directors. Nortel’s failure to cause Telecom Argentina to comply with the financial ratio covenant contained in the terms and conditions of the Series A and Series B Preferred Shares triggered the right of the Series A and Series B shareholders to exercise their voting rights and to appoint a member of Nortel’s Board of Directors. Since December 31, 2006 such ratio no longer exceeded 1.75:1 and as a result, Series B Preferred Shareholders did not have director voting rights in fiscal years 2007-2011 and will not have such rights in 2012. The Series A shareholders have retained their right to appoint a member of Nortel’s Board of Directors as a result of the non-payment of the Series A dividends. Directors and alternate directors are appointed at the annual shareholders’ meeting every three years. Accordingly, at Nortel’s annual shareholders’ meeting held on April 7, 2011, the Series A

Preferred shareholders appointed Javier Errecondo as Director and Saturnino Jorge Funes as Alternate Director who remain in their positions as of the date of this Annual Report.

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

Nortel is unable to predict whether Telecom will be able to make any additional dividend payments other than those approved at Telecom’s Annual shareholder’s meeting on April 27, 2012. Please see “Item 3—Key Information—Risk Factors” in this Annual Report and in the Telecom Form 20-F attached as an Exhibit hereto.

Relationship between Nortel and Telecom

As of December 31, 2011, Nortel owns 502,034,299 of Telecom Argentina’s Class A Ordinary Shares, nominal value P$1.00 per share (the “Series A Shares”), representing 100% of Telecom Argentina’s issued and outstanding Class A Shares and 51% of Telecom Argentina’s total capital stock, and 36,832,408 of Telecom Argentina’s Class B Shares, nominal value P$1.00 per share, representing approximately 7.71% of Telecom Argentina’s issued (as of the date of this Annual Report the percentage is 7.66%) and outstanding Class B Shares and approximately 3.74% of Telecom Argentina’s total capital stock. Pursuant to the Privatization Regulations and the terms and conditions of the Transfer Agreement, Nortel is required to own all of Telecom Argentina’s Class A Shares unless the Regulatory Bodies otherwise agree. See “Item 4—Information on the Company—Regulatory Framework” in the Telecom Form 20-F included as an exhibit hereto and “Item 7—Major Shareholders and Related Party Transactions.” Nortel is not required by the Privatization Regulations to own any of Telecom Argentina’s Class B Shares.

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

Nortel’s principal shareholder is Sofora Telecomunicaciones S.A., or Sofora. Sofora owns approximately 74.01% of Nortel’s capital stock as of the date of this report. Sofora is 68% owned by the Telecom Italia Group and 32% owned by W de Argentina—Inversiones. On the Transfer Date, Telecom Italia and Finance Cable et Radio S.A. (“FCR”), a subsidiary of France Telecom S.A., were jointly designated as operators (the “Operators”) of Telecom Argentina. The Telecom Italia Group has been Telecom Argentina’s exclusive operator since December 2003.

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

Management Overview

The Telecom Group ended the 2011 fiscal year in a solid financial situation as well as with a strong market position. The Telecom Group has continued to expand its customer base, reaching 4.1 million fixed lines in service, 1.6 million fixed Internet accesses, and 20.3 million mobile subscribers (including Personal and Núcleo subscribers). To promote the expansion of business and the growth of the customer base in every business segment, total additions in PP&E and intangible assets were increased by 33% from 2010, amounting to P$3,359 million in 2011, and increased by 15% from 2009 amounting to P$2,534 million in 2010. Total additions in PP&E and intangible assets represented 18% and 17% of consolidated total revenues in 2011 and 2010, respectively.

Telecom is considered one of the leading companies in the Argentine telecommunications sector. The Company has attained this position without neglecting its commitment to generate economic value for its shareholders, demonstrating improvements in revenues and profitability. Telecom Argentina had consolidated net financial assets of P$2,684 million as of December 31, 2011, compared to consolidated net financial assets of P$1,224 million and P$469 million as of December 31, 2010 and 2009, respectively. The strong cash flow generation has allowed Personal and Telecom Argentina to increase the level of capital expenditures and has allowed Telecom Argentina to pay P$915 million in cash dividends during 2011 without incurring in financial indebtedness.

The following discussion and analysis summarizes relevant measures of results of operations presenting items by nature. The Company believes that the presentation of the measure “operating income before depreciation and amortization” provides investors and financial analysts with appropriate information that is relevant to understanding the Company’s past, present and future performance. Moreover, operating income before depreciation and amortization is one of the key performance measures used by Telecom’s management for monitoring the Company’s profitability and financial position, at each segment and at consolidated levels.

Continuing the trend of prior years, revenues in 2011 grew by 26% compared to 2010, reaching P$18,498 million, and grew by 20% in 2010 compared to 2009, reaching P$14,627 million. Operating income before depreciation and amortization in 2011 increased P$1,141 million as compared to 2010, reaching P$6,015 million (equivalent to 32% of total revenues), while in 2010 it increased P$713 million as compared to 2009, reaching P$4,874 million (equivalent to 33% of total revenues). Operating income increased P$695 million in 2011 as compared to 2010, reaching P$3,857 million (equivalent to 21% of total revenues) while in 2010 it increased P$546 million as compared to 2009, reaching P$3,162 million (equivalent to 22% of total revenues). Net income increased P$593 million in 2011 as compared to 2010, reaching P$2,542 million (equivalent to 14% of total revenues), while it increased P$532 million in 2010 as compared to 2009, reaching P$1,949 million (equivalent to 13% of total revenues).

Telecom’s results of operations continue to be affected by the Pesification and freeze of regulated rates in the Fixed Services segment and macroeconomic factors. For a discussion of these and other factors that may affect our results of operations. See “—Years ended December 31, 2011, 2010 and 2009—Factors Affecting Results of Operations” and “—Trend Information” below.

For a detailed analysis of Telecom’s results of operations for fiscal year 2011, see “—Years ended December 31, 2011, 2010 and 2009” below.

Economic and Political Developments in Argentina

Beginning in the second half of 2001 and through the first half of 2002, Argentina experienced a deep economic recession together with an overwhelming financial and political crisis. The rapid and radical nature of changes in the Argentine social, political, economic and legal environment created a very unstable macroeconomic environment. In January 2002, the Argentine government abandoned the Convertibility regime which had fixed the peso/U.S. dollar exchange rate at 1:1 and adopted emergency economic measures which converted and froze our rates for the voice-regulated services in the Fixed Services segment into pesos at a 1:1 peso/U.S. dollar ratio (referred to herein as “Pesification”), among other measures. Capital outflows increased sharply, leading to a massive devaluation of the peso and an upsurge in inflation. By the end of 2002, the peso had devalued by 237% (having devalued 280% as of June 30, 2002) while the wholesale price index increased 118% and the consumer price index increased 41%.

After the abovementioned crisis, the Argentine economy began a new period of rapid growth. Argentina’s GDP increased for six years in a row from 2003 to 2008, at an average rate of 8.5%. However, the international financial crisis affected the country and its growth rate decreased significantly to 0.9% in 2009. In 2010, the economy showed a rapid and strong recovery growing at a 9.2% rate, and this expansion continued through 2011 with an estimated growth rate of 8.9%. Inflation emerged as a main concern for the economy. According to official statistics reported by the INDEC, the consumer price index rose 8.5% in 2007, 7.2 % in 2008, 7.7% in 2009, 10.9% in 2010 and 9.5% in 2011, while the wholesale price index increased 13.9% in 2007, 9.0% in 2008, 10.0% in 2009, 14.6% in 2010 and 12.7% in 2011. Nonetheless, since 2007, the public credibility of the INDEC as a reference for reporting Argentine economic statistics has been challenged. For further detail regarding Argentine economic conditions see “Item 3—Key Information—Risk Factors—Risks relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.”

During the period between 2005 and 2007, the peso remained relatively stable against the U.S. dollar, with US$1.00 trading within a range of P$2.86 to P$3.16. However, the international financial crisis created uncertainty that affected the Argentine exchange rate, as reflected by a peso/dollar exchange rate increase of 9.5% and 10.1% in 2008 and 2009 per year, respectively. In the past two years, the peso/dollar exchange rate was relatively stable, ending 2010 at P$3.98 per US$1.00 and 2011 at P$4.30 per US$1.00, increasing 4.7% and 8.0% respectively.

In 2011, private consumption continued to be the main driver of economic expansion, along with good performance from the industrial and construction sectors. Expansive fiscal policies negatively affected fiscal surplus, and by the end of the 2011, the government started to tackle the problem by tightening its fiscal policy, mainly through the reduction of subsidies. Inflation remained at high levels, although slightly lower than 2010, and remains to be the major challenge for the future.

The most significant event of 2011 was the reelection of President Cristina Fernández de Kirchner with almost 54% of the votes. The elections were held in October 2011, amid a strong capital outflow with substantial international reserve losses. The government intended to attack this problem with new measures to restrict access to foreign currency. These measures were especially directed to those whose only purpose was accumulating foreign currency. Initially, the measures hurt public confidence and intensified reserve losses. However, by the end of 2011, the macroeconomic scenario was calmer.

The combination of several factors led Argentina’s economy to continue its growth trend during 2011. Among others, the most important factors were:

•                  The global economy experienced a high level of growth, but with a minor deceleration from 2010 impacted by the financial and fiscal crisis in the euro zone and the natural disasters that occurred in Japan in the beginning of 2011. The financial uncertainty generated by European economic problems strongly increased investor risk aversion and motivated a capital outflow from emerging markets. The Argentine market was not excluded from this situation. A positive factor was the substantial rise in the price of commodities, despite a slight decrease by the end of 2011.

•                  Private consumption continued driving demand at a fast level, mainly prompted by expansive fiscal policies, which increased the population’s disposable income, coupled with a lax monetary policy that maintained real interest rates at low levels and promoted lending to the private sector. Consumption also increased as a result of an increase in salaries above consumer price growth. However, inflation remained at high levels and, according to INDEC, the annual inflation as of December 31, 2011 was 9.5%, which substantially differed from private estimates.

•                  Exports grew by 24%, amounting to US$ 84.3 billion due to higher prices (up 16%) and higher export volumes (up 6%). Record commodities prices and an increased demand of industrial goods from Brazil gave support to this expansion. The trade surplus amounted to US$ 10.3 billion, a decrease of 11% as compared to 2010. The trade surplus decline was caused partially by an increase of 31% in imports. This growth was due to higher prices (up 10%) and higher volumes of imported goods (up 19%). The energy sector led imports growth, more than doubling its imports from 2010.

•                  The primary fiscal surplus totaled P$4.921 million, showing a decrease of 80% compared to 2010, representing approximately 0.3% of the GDP. The deterioration of fiscal results was due to the growth in public spending, which was mainly consigned to public subsidies to the energy and transport sectors and social transfers. The economic recovery based in consumption, exports increase and inflation led to an annual growth in public spending of 33%, while public revenues increased 27% annually. As a result, public spending reached a record level of 30% of the GDP. Also, a significant portion of the government revenues came from extraordinary transfers from the BCRA and national pension funds.

•                  The exchange rate remained relatively stable throughout 2011 with a depreciation of 8.0%, ending 2011 at P$4.30 per US$1.00 dollar. The BCRA intervened in the exchange market acquiring and selling foreign currency when supply and demand grew strongly, avoiding a nominal appreciation and high volatility on the exchange rate. The Government also implemented measures to increase control over the exchange market requiring an authorization from the AFIP when acquiring foreign currency. While this measure generated uncertainty in the beginning, by the end of 2011 the situation seemed controlled.

•                  Monetary indicators continued to show signs of expansion during 2011, supporting the economic activity with low real interest rates. Also, the BCRA lent the Government international reserves to serve public debt, maintained a floating policy for foreign exchange and participated in the spot and futures exchange market. Loans to the private sector expanded by 48%, largely due to higher private consumption. The monetary base grew by approximately 39%, whereas foreign reserves totaled US$ 46,376 million, decreasing 11% compared to 2010.

•                  The labor market evolution benefited from the economic performance, with an unemployment rate of 6.7% in the fourth quarter of 2011. Salaries expanded 29% annually according to INDEC.

•                  Argentina holds a solid position in terms of public indebtedness. Gross National Public Debt amounted to approximately US$175 billion in September 2011, which represented approximately 42.7% of Argentina’s GDP, not including securities that were eligible for, but not tendered in, 2005 and 2010. More than half of the total debt stock is held by National Public Sector Agencies (for example, the ANSES); 10.4% are bilateral performing debts and loans from multilateral credit organizations; 3.7% are debts in arrears, eligible for renegotiation within the Paris Club; and the remaining 33.4% are debts owed by the private sector, most of them in the form of public bonds or guaranteed loans. As a result, the portion of public debt exposed to “market risk” represents nearly one third of the total debt.

The Argentine economy ended 2011 with a high level of growth. The Argentine government is moving to consolidate fiscal surplus by reducing subsidies and stabilizing its debt financial condition, although inflation remains the major challenge. The international context remains a key factor to the Argentine economic performance for the following years, with commodities prices and a final resolution to the European financial problems being the main concerns.

The telecommunications sector had a satisfactory performance, taking advantage of the increase in public consumption to expand its customer base and increase the usage level of services provided to its customers, both in mobile and fixed businesses.

Because the substantial majority of Telecom’s property and operations are located in Argentina, macroeconomic and political conditions in Argentina will continue to affect them. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general and Telecom’s operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including ours. While the key factors of Telecom’s business were strong in 2011, and its operating results have increased as a result of growth in its mobile and Internet business, its operating results, financial condition and cash flows remain vulnerable to fluctuations in the Argentine economy.

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

Our accounting policies are fully described in Note 3 to our Consolidated Financial Statements. We believe that the following are the most critical judgment areas in the application of policies that currently affect our financial condition, results of operations and cash flows.

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

The most important accounting estimates, those which require a high degree of subjective assumptions and judgments, are the following:

Revenue recognition

Revenues are recognized to the extent that it is probable that economic benefits will flow to the Telecom Group and their amount can be measured reliably. Revenues are stated net of estimated discounts and returns.

Revenues from upfront connection fees for fixed, data and Internet services that are non- separable from the service are accounted for as a single transaction and deferred over the term of the contract or, in the case of indefinite period contracts, over the average period of the customer relationship (approximately nine years for the fixed telephony customers). Therefore, these revenues are influenced by the estimated expected duration of customer relationships for indefinite period contracts.

Revenues are also subject to estimations of the traffic measures. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on the traffic and are accrued at the end of the month. In addition, revenues from unexpired prepaid calling cards are recognized on the basis of the minutes used, at the contract price per minute.

PP&E and intangible assets

Useful lives and residual value

Telecom records PP&E and intangible assets at acquisition or construction cost. PP&E and intangible assets, except for indefinite useful life intangibles, are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the depreciable amount of the assets and their useful lives involves significant judgment. Telecom periodically reviews, at least at each financial year-end, the estimated useful lives of its PP&E and amortizing intangible assets.

Recoverability assessment of PP&E and intangible assets with finite useful life

At least at every annual closing date, Telecom assesses, whenever events or changes in circumstances indicate that PP&E and amortizing intangible assets may be impaired.

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

For the years presented, Telecom estimated that there are no indicators of impairment of assets that are subject to amortization.

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

Intangible assets with indefinite useful life—PCS license

Telecom determined that Personal’s PCS license met the definition of an indefinite-lived intangible asset for the years presented. Therefore, Personal does not amortize the cost of its license; however, Personal tests it annually for impairment. An impairment loss is recognized when the carrying amount exceeds the recoverable amount. The recoverability assessment of an indefinite-lived intangible asset such as the PCS license requires Telecom’s Management to make assumptions about the future cash flows expected to be derived from such asset.

Such estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, etc.

Personal’s net cash flows projection is denominated in Argentine pesos, its functional currency. However, due to the fact that there is no prevailing long-term discount rate in Pesos available in the market, Personal: (a) has converted such peso-denominated cash flows into U.S. dollars using future estimated exchange rates applicable to each period; and (b) has discounted these U.S. dollar-denominated cash flows at an annual U.S. dollar rate of approximately 14% in order to obtain the recoverable value of intangible assets with indefinite useful life. Future cash flows estimates are based on Management’s projections for a period not to exceed five years and then taken to perpetuity assuming a growth rate of 2% per annum.

Through this evaluation, it was determined that the carrying amount of the PCS license did not exceed the recoverable amount of the asset. As a result, no impairment has been recognized.

Our judgments regarding future cash flows may change due to future market conditions, competition, business strategy, the evolution of technology and other factors. These changes, if any, may require material adjustments to the carrying amount of the PCS license.

Income Taxes and Recoverability assessment of deferred income tax assets

We are required to estimate our income taxes (current and deferred) in each of the companies of the Telecom Group according to a reasonable interpretation of the tax law in effect in each jurisdiction where the companies operate. This process may involve complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets requires estimating future taxable income based on Telecom’s projections and takes into account conservative tax planning. If actual results differ from these estimates due to changes in tax authority’s interpretations and the new fiscal jurisprudence, or we adjust those estimates in future periods, our financial position, results of operation and cash flows may be materially affected.

The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated.

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long-term receivables and payables. The estimated discount rate used to determine the discounted cash flow of long-term receivables and payables is an annual rate in pesos ranging between 18% and 23% for years 2010 and 2009 and an annual rate in pesos ranging between 19% and 28% for 2011. Additionally, an annual U.S. dollars rate of approximately 8% was used for discounting long-term receivables denominated in U.S. dollars during 2011. The difference between the initial fair value and the nominal amount of receivables and payables is recognized as finance income or expense using the effective interest method over the relevant period.

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

Years ended December 31, 2011, 2010 and 2009

For purposes of these sections, the fiscal years ended December 31, 2011, 2010 and 2009 are called “2011,” “2010” and “2009,” respectively.

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

(i)    Dormant entity at December 31, 2011.

The main products and services in each segment are:

•                  Fixed Services: local area, national long-distance and international communications, supplementary services (including call waiting, itemized invoicing, voicemail, etc.), interconnection with other operators, data transmission (including private networks, point-to-point traffic, radio and TV signal transmission), Internet services (Broadband and Arnet Mobile), IT solution outsourcing and sales of equipment.

•                  Personal Mobile Services and Núcleo Mobile Services: voice communications, GSM and 3G mobile communications over UMTS/HSDPA/HSDPA+ networks (including high-speed mobile Internet content and applications download, multimedia messaging, online streaming, corporate e-mail, social network access and contacts save services) and sale of mobile communication devices (handsets, 3G modems and tablets).

The following table shows Telecom’s total revenues as a percentage of total consolidated revenues within its segments for the year ended December 31, 2011:

Segment	Total Revenues (1) (P$ million)	Percentage of Consolidated Total Revenues

Fixed Services	5,369	28.9
Personal Mobile Services	12,470	67.2
Núcleo Mobile Services	714	3.9
TOTAL	18,553	100.0

(1)   Includes service revenues, equipment sales and other income with third parties.

Management’s explanations under “(B) Results of Operations by Segment” below regarding changes in financial condition and results of operations for years 2011, 2010 and 2009 related to segments of the Company have been provided based on financial information under IFRS as disclosed in Note 28 to our Consolidated Financial Statements. For the year 2011, the General Manager assessed the operating segments performance both under Argentina GAAP and IFRS. During the years 2010 and 2009, the financial information provided to the General Manager was based on Argentine GAAP. However, we believe that Management discussion based on IFRS provides a more useful and easier understanding of the Company’s business and represents the measurement principles most consistent with those used in measuring the corresponding amounts in our Consolidated Financial Statements.

Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding our operating results. These factors are based on the information currently available to our Management and may not represent all of the factors that are relevant to an understanding of our current or future results of operations. Additional information regarding trends expected to influence Telecom’s results of operations in 2012 are analyzed under “—Trend Information” in the Telecom Argentina Form 20-F incorporated herein by reference.

Impact of Political and Economic Environment in Argentina. Levels of economic activity affect Telecom Argentina’s customers’ consumption of local and long-distance traffic, the demand for new fixed lines, Broadband and mobile services and the levels of uncollectible accounts and disconnections. Demand for Telecom’s services and the amount of revenues it collects is also affected by inflation, exchange rate variations and the rate of unemployment, among others. The same factors, but to a lower degree, affect the activity of Núcleo, that operates in Paraguay.

Rate Regulation. Revenue from Telecom’s Fixed Services segment will depend principally on the number of lines in service, the minutes of use or “traffic” for local and long-distance services and the rates charged for services. The rates that Telecom Argentina charges in its fixed telephony service (including both monthly basic charges and measured service charges), installation charges, public telephone charges and charges for Internet Dial-Up traffic are subject to regulation. These rates were pesified and rate increases were frozen by the Argentine government in 2002. Telecom Argentina has been in discussions with regulators with respect to rate adjustments and, on March 6, 2006, Telecom Argentina signed the Letter of Understanding 2006 with the Argentine government which permits Telecom Argentina to raise certain of its regulated rates. However, the agreement is still subject to the implementation of certain administrative steps and the pending approval by the legislative branch. Although Telecom’s Management expects that the contract renegotiation process will be satisfactorily completed, to date there is no certainty regarding either the outcome of the negotiations or the timing of such outcome. The impact of the rates Pesification on Telecom Argentina’s results of operations has been particularly relevant in recent years as a result of inflationary pressures on Telecom Argentina’s costs structure. See “Risk Factors” and “—Economic and Political Developments in Argentina.”

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

Personal and Núcleo subscribers bases are expected to continue expanding in 2012 although at more moderate rates than those of recent years, especially in Broadband and mobile Internet subscribers. Telecom aims to obtain high-value mobile subscribers and encourage consumption through the launch of new products and services. Value Added Services will continue to be one of the main drivers of revenue growth in the mobile services business.

In addition, Telecom Personal will participate in the spectrum auction and hopes to acquire spectrum to complete its “Spectrum cap” along throughout Argentina. We cannot ensure that Personal will be awarded the tender. If the spectrum is awarded to other existing or new competitors, it could adversely affect its competitive position or ability to offer mobile services to its customers on a competitive basis, and may require higher costs on capital expenditures regarding the construction of additional cell sites.

Also, an increase in competition between mobile service providers could be expected as a result of the implementation of the Number Portability Regulation that took place in March 2012, which could also result in higher subscriber retention costs in the future

Technology Developments and Capital Expenditures. Improvements in technology influence demand for services and equipment by Telecom’s customers. For example, demand for fixed-line telecommunications services has been affected by continued significant growth in mobile business. Growth in the fixed services business at present is being driven by the expansion of Broadband for individuals and corporations and our continuous updating of commercial and support systems. The increase in Broadband adoption has also proven to be a critical factor in facilitating the offering of Value Added Services to customers and the bundling of services. In the fixed-services business, Telecom must invest in its fixed-line network and information technology. Specifically, in Internet services, it must constantly upgrade its access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of its services.

In the mobile business, Telecom has seen an increase in the number of subscribers due to the implementation of 3G technology, a wider offer of smartphones and related services supported by this technology. To provide its subscribers with new and better services, Personal has to enhance its mobile networks by expanding the network infrastructure, 3G technology and bandwidth for mobile data transmission.

Devaluation of the peso. The peso has been subject to significant devaluations in the past. The majority of our revenues are received in pesos whereas a portion of the materials and supplies related to the construction and maintenance of our networks and services are incurred in foreign currencies. Consequently, the Pesification of our regulated rates in the fixed services and the high level of competition is a limitation to transfer to our customers the fluctuations in the exchange rates between the Argentine peso and the U.S. dollar and other currencies. In addition, any devaluation of the peso against foreign currencies may increase operating costs and capital expenditures, which will adversely affect our results of operations, considering the net effect on revenues and costs.

Increase in inflation. In the past, Argentina has experienced periods of high inflation. In recent years, inflation levels have been increasing and have remained relatively high. The economic recovery, a higher increase in public spending or a fast devaluation of the Argentine peso could lead to higher inflation. Any increase in inflation levels not accompanied by an increase in the rates we charge our customers could adversely affect our results of operations in nominal and real terms.

Tax pressures and litigation. Local municipalities in the regions where Telecom operates have introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed-line and mobile networks. Local and federal tax authorities have brought an increasing number of claims against Telecom. Telecom disagrees with these proceedings and is contesting them. Also, jurisprudential changes in labor and pension matters have generated higher claims from employees and former employees and also increased claims from employees of a subcontractor alleging joint liability. We cannot assure you that the laws and regulations currently governing the economy or the telecommunications industry will not change, that the claims will be resolved in Telecom’s favor, or that any changes to the existing laws and regulations will not adversely affect Telecom’s and our business, financial condition, results of operations and cash flows as well.

(A)  Consolidated Results of Operations

In the year ended December 31, 2011, we reported net income of P$2,439 million, compared to net income of P$1,785 million for the year ended December 31, 2010, and net income of P$1,289 million for the year ended December 31, 2009.

Consolidated net revenues in 2011 were P$18,553 million compared to P$14,659 million in 2010 and P$12,204 million in 2009. The increase of P$3,894 million in 2011 (a 27% increase) can be largely attributed to the growth in the Personal Mobile Services segment and in Internet services included in the Fixed Services segment.

In 2011, operating expenses (including depreciation and amortization) totaled P$14,720 million, representing an increase of P$3,214 million, or 28%. The most significant changes in operating expenses included increases in employee benefit expenses and severance payments, taxes and fees with the Regulatory Authority (mainly caused by the increase in revenues), cost of equipment and handsets (due to an expansion of the subscriber base and customer upgrade of mobile handsets), commissions (as a result of the increase in the prepaid subscriber base), advertising (mainly as a result of Personal’s rebranding and other promotional campaigns) and fees for services, maintenance, materials and supplies (attributable to increased service costs related to call centers, higher supplies consumption and the effect of inflation on prices).

In 2010, operating expenses (including depreciation and amortization) totaled P$11,506 million, representing an increase of P$1,909 million, or 20%, compared to 2009. The most significant changes in operating expenses included increases in employee benefit expenses and severance payments, taxes and fees with the Regulatory Authority (mainly caused by the increase in revenues), cost of equipment and handsets (due to an expansion of the subscriber base and customer upgrade of mobile handsets), commissions (as a result of the increase in the prepaid subscriber base), provisions (due to higher regulatory and tax claims) and in fees for services, maintenance, materials and supplies (attributable to increased hired services, higher supplies consumption and the effect of inflation on prices).

Although the Argentine economy ended 2011 with a healthy level of growth, our fixed telephony service is still affected by the Pesification and freezing of regulated rates in early 2002; as a result, the increase in the 2011 structure of operating expenses for the Fixed Services segment (24%) is higher than the increase in total revenues (15%).

(A.1)  2011 Compared to 2010

					Change by segment (1)
						Personal	Núcleo
	Year Ended December 31,				Fixed	Mobile	Mobile
	2011	2010	Total Change		Services	Services	Services	Nortel
	(P$ millions)%			(P$ millions)
Total revenues	18,553	14,659	27	3,894	689	2,957	248	—
Operating expenses (without depreciation and amortization)	(12,562)	(9,794)	28	(2,768)	(859)	(1,755)	(139)	(15)
Operating income before depreciation and amortization	5,991	4,865	23	1,126	(170)	1,202	109	(15)
Depreciation and amortization	(2,158)	(1,712)	26	(446)	(42)	(349)	(55)	—
Operating income	3,833	3,153	22	680	(212)	853	54	(15)
Financial results, net	80	(292)	n/a	292	(30)	247	—	75
Income tax expense	(1,394)	(1,076)	30	(318)	50	(365)	(4)	1
Net income	2,439	1,785	37	654	(192)	735	50	61

Net income attributable to:
Owners of the Parent	1,273	895	42	378
Noncontrolling interest	1,166	890	31	276

(1)          Net of the Intersegment transactions effect.

Total revenues

During 2011, total consolidated revenues increased by 27% to P$18,553 million from P$14,659 million in 2010, mainly driven by our mobile, Broadband and data transmission businesses.

					Change by segment (1)
						Personal	Núcleo
	Years Ended December 31,				Fixed	Mobile	Mobile
	2011	2010	Total Change		Services	Services	Services
	(P$ millions)%			(P$ millions)
Voice	9,184	8,247	11	937	206	632	99
Data	5,316	3,641	46	1,675	95	1,485	95
Internet	2,411	1,643	47	768	349	383	36
Service Revenues	16,911	13,531	25	3,380	650	2,500	230
Equipment (2)	1,587	1,096	45	491	19	454	18
Other income	55	32	72	23	20	3	—
Total Revenues	18,553	14,659	27	3,894	689	2,957	248

Total consolidated revenues for 2011 and 2010 are comprised as follows:

(1)          Net of the Intersegment revenues effect.

(2)          This item is composed of voice, data and Internet equipment in each year.

Voice

Revenues from voice services increased 11% to P$9,184 million in 2011 from P$8,247 million in 2010. Such increase is largely due to a growth in the mobile subscriber base, as well as an increase in (i) the number of lines in service and (ii) the prices of our services in the Personal Mobile Services segment. Revenues from voice services represented 50% of our total consolidated revenues for 2011 compared to 56% of our total consolidated revenues for 2010.

Fixed services

Revenues from voice services represented 58% of our total Fixed Services segment revenues for 2011 compared to 62% of our total segment revenues for 2010.

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

Monthly basic charges and charges for supplementary services increased 8% to P$1,017 million in 2011 from P$944 million in 2010. Such growth was due to an increase in the number of lines in service and in the level of service packages sold as well as increased prices for non-regulated services during the period.

Measured service charges increased 6% to P$1,182 million in 2011 from P$1,110 million in 2010. Such increase was due to higher local calls and an increase in the number of lines in service. However, some fixed services rates remained unchanged since 2002 as a result of the Pesification and freeze of rates imposed by the Argentine government.

Public telephone service and other services increased 1% to P$158 million in 2011 from P$157 million in 2010.

Interconnection services increased 10% to P$422 million in 2011 from P$382 million in 2010. The increase in 2011 was due to higher fixed traffic transported and terminated on Telecom’s fixed-line network.

International long-distance services increased 11% to P$103 million in 2011 from P$93 million in 2010. The increase in 2011 was due to higher international long-distance incoming traffic.

Revenues related to billing and collection services charged to other operators increased 3% to P$104 million in 2011 from P$101 million in 2010. Such increase is mainly a consequence of a growth in CPP billing and collected.

Other wholesale revenues increased 6% to P$118 million in 2011 from P$111 million in 2010.

Personal Mobile services

Revenues from voice services represented 46% of our total Personal Mobile Services segment revenues for 2011 compared to 54% for 2010.

Voice services mainly include revenues from monthly basic charges, airtime usage charges and roaming charges to our customers for their use of our and other carriers’ networks, CPP, TLRD and roaming charges to other mobile service providers whose customers use our network.

Monthly basic charges increased 30% to P$1,698 million in 2011 from P$1,307 million in 2010. Airtime usage charges increased 4% to P$2,022 million in 2011 from P$1,947 million in 2010. Roaming charges and other services to our customers increased 41% to P$281 million in 2011 from P$199 million in 2010. Such increases were mainly due to an increase in the subscriber base, an increase in the volume of total traffic and an increase in prices of our services.

CPP and TLRD increased 8% to P$1,503 million in 2011 from P$1,392 million in 2010. Such increases were mainly due to an increase in the volume of traffic in Argentina.

Roaming charges and other services decreased 11% to P$223 million in 2011 from P$250 million in 2010 mainly due to a reduction in the volume of traffic in Argentina.

In Núcleo Mobile Services segment, voice revenues increased 39% to P$353 million in 2011 compared to P$254 million in 2010 mainly due to an increase in the subscriber base and the appreciation of the Paraguayan currency with respect to the Argentine Peso.

Data and Internet

Revenues from data and Internet services increased 46% to P$7,727 million in 2011 from P$5,284 million in 2010. Revenues from data and Internet represented 42% of our total consolidated revenues for 2011 compared to 36% of our total consolidated revenues for 2010.

Internet revenues in the Fixed segment increased 29% to P$1,553 million in 2011 from P$1,204 million in 2010. The increase was mainly due to the growth in the number of Internet accesses and to the increase in the average price of fixed charge services as a result of the completion of promotions granted to customers in the first months of subscription. As of December 31, 2011, the number of Internet accesses reached approximately 1,550,000 compared to 1,380,000 as of December 31, 2010, increasing by 12%.

Revenues from data services in the Fixed segment increased 19% to P$583 million in 2011 from P$488 million in 2010. The increase was mainly due to an increase in virtual private network services, private data network services replacing the point-to-point service, leases of circuits, dedicated lines and the growth in data center services. The majority of our revenues from data transmission services is denominated in U.S. dollars and, consequently, in 2011 and 2010, was affected by the fluctuations in the exchange rate between the peso and the U.S. dollar resulting in an increase in data transmission revenues.

In the Mobile Services segments, data and Internet services mainly include SMS, MMS, GPRS and Internet. Revenues from data and Internet in the Personal Mobile segment increased 55% to P$5,256 million in 2011 from P$3,388 million in 2010. The increase was largely due to Personal’s efforts to create value added services which featured technological innovation. In particular, revenues of SMS increased 53% to P$3,847 million in 2011 from P$2,519 million in 2010 (the monthly average number of SMS grew 20% to 5,559 million in 2011 from 4,614 million in 2010). Also, mobile Internet revenues in the Personal Mobile segment increased 98% to P$774 million in 2011 from P$391 million in 2010. Such increases were mainly due to an increase in the subscriber base.

Equipment

Revenues from equipment increased by 45% to P$1,587 million in 2011 from P$1,096 million in 2010. In the Fixed Services segment, the increase was mainly due to higher sales of “Aladino” telephone sets and data equipment. In the Mobile Services segments, the increases were primarily due to the expansion of the subscriber base and a higher selling price of handsets sold. Additionally, as a result of technological advances and our provision of state-of-the-art services, more subscribers upgraded their mobile handsets.

Other income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided, and gain on the sale of PP&E. During 2011, other income increased 72% to P$55 million from P$32 million in 2010 mainly due to an increase in penalties collected from suppliers and gain on sale of PP&E.

For a further breakdown of our consolidated total revenues, see “—Results of Operations by Segment” below.

Operating expenses (without depreciation and amortization)

Total operating expenses increased by P$2,768 million totaling P$12,562 million in 2011, representing a 28% increase as compared to 2010. The increase was mainly due to increases in employee benefit expenses and severance payments, fees for services, maintenance, materials and supplies, taxes and fees with the Regulatory Authority, commissions and Cost of equipment and handsets.

					Change by segment (1)
	Years Ended					Personal	Núcleo
	December 31,				Fixed	Mobile	Mobile
	2011	2010	Total Change		Services	Services	Services	Nortel
	(P$ millions)%			(P$ millions)
Employee benefit expenses and severance payments	2,615	1,977	32	638	447	172	15	4
Interconnection costs and other telecommunications charges	1,503	1,377	9	126	10	79	37	—
Fees for services, maintenance, materials and supplies	1,706	1,329	28	377	136	228	12	1
Taxes and fees with the Regulatory Authority	1,607	1,257	28	350	63	271	7	9
Commissions	1,515	1,141	33	374	39	296	39	—
Cost of equipment and handsets	1,657	1,207	37	450	4	446	—	—
Advertising	599	441	36	158	12	134	12	—
Provisions	225	130	73	95	93	2	—	—
Bad debt expense	169	119	42	50	4	42	4	—
Other operating expenses	966	816	18	150	51	85	13	1
Total operating expenses (without depreciation and amortization)	12,562	9,794	28	2,768	859	1,755	139	15

(1)          Net of the Intersegment transactions effect.

Employee benefit expenses and severance payments

During 2011, employee benefit expenses and severance payments were P$2,615 million, representing a 32% increase from 2010. This was primarily due to salary increases that Telecom implemented across all segments and the increase in Telecom’s headcount. In the Fixed Services segment, the increases were mainly due to salary increases and severance payments and termination benefits, as a result of an increase in the number of employees who retired or were dismissed. In the Personal Mobile Services segment there was a 10% increase in the number of employees (from 4,370 employees in 2010 to 4,820 employees in 2011).

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by our customers. Additionally, the cost of roaming and TLRD is included in the Mobile Services segments. In 2011, interconnection costs and other telecommunications charges amounted to P$1,503 million compared with P$1,377 million in 2010. In the Fixed Services segment the increase was mainly due to higher traffic volume in Telecom Argentina’s network and price increases resulting from inflation and an increase in traffic of outgoing calls originated in our network that required the payment of fees to transport such calls across international lines.  In the Mobile Services segments, the increase was mainly due to higher traffic volume resulting from Personal’s network and higher costs of roaming due to an increase in mobile traffic among mobile operators as a consequence of a growth in the total subscriber base.

Fees for services, maintenance, materials and supplies

Expenses related to fees for services, maintenance, materials and supplies increased 28% to P$1,706 million in 2011 from P$1,329 million in 2010. This increase was mainly due to higher maintenance costs across all segments (maintenance costs for network equipment, buildings and vehicles, maintenance costs of radio base systems and maintenance of BlackBerry equipment) due to inflation and devaluation of the Argentine Peso against the U.S. dollar which amounted to P$133 million, and also to higher fees for services related to call centers (a P$157 million increase from 2010 to 2011).

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority increased 28% to P$1,607 million in 2011 from P$1,257 million in 2010, mainly due to charges of turnover tax (P$166 million increase from 2010 to 2011) as a result of the increase in total revenues during 2011 and from taxes with the Regulatory Authority (an increase of P$95 million from 2010).

Commissions

Commissions increased by P$374 million, or 33%, to P$1,515 million in 2011 from P$1,141 million in 2010. The increase was mainly due to the growth in the subscriber base, higher commissions for the distribution of prepaid cards and higher commissions for collections as a result of the increase in revenues and a higher transaction cost for collection services.

Cost of equipment and handsets

During 2011, the cost of equipment and handsets increased to P$1,657 million from P$1,207 million in 2010, representing a 37% increase. The increase in costs of mobile handsets in both Mobile Services segments was P$446 million and was primarily attributable to an expansion of the subscriber base and the number of customers that upgraded their handsets as a result of technological advances and new service offerings, especially smartphones. The increase in costs in the Fixed Services segment was P$4 million and it was primarily attributable to an increase in sales of “Aladino” telephone sets and data equipment.

Advertising

Costs related to advertising increased by P$158 million, or 36%, to P$599 million in 2011. During 2011, Telecom Argentina continued its focus on advertising campaigns as a result of competition in the Internet services market while Personal recorded higher media advertising expenses including the effects of the rebranding in 2011.

Provisions

During 2011, we recorded P$225 million in provisions compared to P$130 million recorded in 2010, representing a 73% increase. The increase in 2011 was mainly due to an increase in labor claims amounting to P$78 million and the increase of civil and commercial proceedings amounting to P$10 million.

Bad Debt Expense

In 2011, bad debt expense amounted to P$169 million, an increase of 42% as compared to 2010, representing less than 1% of consolidated total revenues in both years. The increase was mainly due to higher revenues in 2011 (+ 27%) as compared to 2010 and higher aging of the accounts receivables of voice retail customers.

Other Operating Expenses

Other operating expenses, which include costs associated with Value Added Services, transportation costs, insurance, energy and rentals, among others, increased 18% to P$966 million in 2011 from P$816 million in 2010 primarily as a result of the increase in the prices of transportation, fuel and electricity used to provide Telecom Argentina’s services. Other operating expenses also were higher due to higher costs associated with the provision of Value Added Services to Personal and Núcleo’s subscribers, higher costs of site leases and international and satellite connectivity.

Operating income before depreciation and amortization

Our consolidated operating income before depreciation and amortization was P$5,991 million in 2011 and P$4,865 million in 2010, representing 32% and 33% of total consolidated revenues, respectively.

Depreciation of PP&E and Amortization of Intangible Assets

Depreciation of PP&E and amortization of intangible assets increased by P$446 million, or 26%, to P$2,158 million during 2011. This increase was the result of higher investment in PP&E and intangible assets and higher amortization of subscriber acquisitions costs (“SAC”) in the Personal Mobile Services segment, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

For a further breakdown of our consolidated operating expenses, see “—Results of Operations by Segment” below.

Operating income

During 2011, consolidated operating income was P$3,833 million, representing an increase of P$680 million or 22% from 2010. Operating income represented 21% of consolidated total revenues in 2011 versus 22% in 2010.

	Years Ended December 31,		% of Change
	2011	2010	2011-2010
	(P$ million / %)		Increase
Operating income before depreciation and amortization	5,991	4,865	23
As % of total revenues	32	33
Depreciation and amortization	(2,158)	(1,712)	26
As % of total revenues	(12)	(12)
Operating income	3,833	3,153	22
As % of total revenues	21	22

Financial results, net

During 2011, Nortel recorded a net financial result of P$nil compared to a net financial loss of P$292 million in 2010. The positive change in the net financial results was mainly due to lower net foreign currency exchange losses by P$88 million as compared to 2010 (including the effect of loss on derivatives), lower interest on financial debt of P$119 million and higher interest on cash equivalents, investments and receivables by P$93 million partially offset by higher interest on provisions by P$42 million.

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

(i)             Regarding current tax expenses, Telecom Argentina, Personal and Núcleo generated tax profit in fiscal year 2011, resulting in an income tax payable of P$1,434 million versus P$1,067 million in 2010. Telecom Argentina’s income tax expense assessed in 2011 amounted to P$379 million as compared to P$408 million in 2010; Personal’s, in 2011, amounted to P$1,039 million compared to P$655 million in 2010; and Núcleo’s, in 2011, amounted to P$16 million compared to P$4 million in 2010.

(ii)          Regarding the deferred tax, in 2011 and 2010, the Company recorded a deferred tax benefit of P$1 million and P$ nil million, respectively; Telecom Argentina recorded a deferred tax benefit of P$99 million and P$79 million, respectively; Personal recorded a deferred tax loss of P$58 million and P$79 million in 2011 and 2010, respectively; and Núcleo generated a P$2 million gain in 2011 and a P$6 million loss in 2010, totaling P$44 million of deferred tax benefit in 2011 and P$6 million of deferred tax expense in 2010.

(iii)       Regarding the analysis of recoverability of deferred tax assets, Personal recorded a valuation allowance for deferred tax assets of P$5 million and P$3 million in 2011 and 2010, respectively, while no charges were recorded for Telecom Argentina and Núcleo in those years.

Net income

For 2011, we recorded net income of P$2,439 million (13% of total consolidated revenues), of which P$1,273 million is attributable to the owners of the Parent. The Fixed Services segment accounted for a gain of P$516 million, the Personal Mobile Services segment accounted for a P$1,937 million gain and the Núcleo Mobile Services segment accounted for a gain of P$89 million, representing 8%, 15% and 12% of the total segment revenues, respectively, and the Nortel segment accounted for a loss of P$103 million.

For 2010, we recorded net income of P$1,785 million (12% of total consolidated revenues), of which P$895 million are attributable to the owners of the Parent. The Fixed Services segment accounted for a gain of P$592 million, the Personal Mobile Services segment accounted for a P$1,315 million gain and the Núcleo Mobile Services segment accounted for a gain of P$42 million, representing 11%, 14% and 9% of the total segment revenues, respectively, and the Nortel segment accounted for a loss of P$164 million.

(A.2)  2010 Compared to 2009

					Change by segment(1)
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

Total consolidated revenues for 2010 and 2009 are shown as follows:

					Change by segment (1)
						Personal	Núcleo
	Year Ended December 31,				Fixed	Mobile	Mobile
	2010	2009	Total Change		Services	Services	Services
	(P$ millions)%			(P$ millions)
Voice	8,247	7,545	9	702	101	588	13
Data	3,641	2,649	37	992	95	847	50
Internet	1,643	1,131	45	512	278	1,065	16
Service revenues	13,531	11,325	19	2,206	474	1,653	79
Equipment (2)	1,096	845	30	251	27	222	2
Other income	32	34	(6)	(2)	(7)	5	—
Total Revenues	14,659	12,204	20	2,455	494	1,880	81

(1)          Net of the Intersegment revenues effect

(2)          This item is composed of voice, data and Internet equipment in each year.

Voice

Revenues from voice services increased 9% to P$8,247 million in 2010 from P$7,545 million in 2009. Such increase is largely due to a growth in the mobile subscriber base, as well as an increase in (i) the number of lines in service and (ii) the prices of our services in the Personal Mobile Services segment. Revenues from voice services represented 56% of our total consolidated revenues for 2010 compared to 62% of our total consolidated revenues for 2009.

The breakdown of revenues from voice services by segment is the following:

Fixed services

Revenues from voice services represented 62% of our total Fixed Services segment revenues for 2010 compared to 67% of our total segment revenues for 2009.

Monthly basic charges and charges for supplementary services increased 12% to P$944 million in 2010 from P$844 million in 2009. Such growth was due to an increase in the number of lines in service and in the level of service packages sold that also raised their prices during the period.

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

Interconnection services decreased 2% to P$382 million in 2010 from P$389 million in 2009. Such decreases were due to lower fixed traffic transported and terminated on Telecom’s fixed-line network.

International long-distance services decreased 8% to P$93 million in 2010 from P$101 million in 2009. Such decreases were due to lower international long-distance incoming traffic.

Revenues related to billing and collection services charged to other operators increased 3% to P$101 million in 2010 from P$98 million in 2009. Such increases are mainly a consequence of a growth in CPP billing and collected.

Other wholesale revenues remained stable at P$111 million and P$109 million during 2010 and 2009, respectively.

Personal Mobile services

Revenues from voice services represented 54% of our total Personal Mobile Services segment revenues for 2010 compared to 59% for 2009.

Monthly basic charges increased 18% to P$1,307 million in 2010 from P$1,109 million in 2009. Airtime usage charges increased 15% to P$1,947 million in 2010 from P$1,690 million in 2009. Roaming charges and other services to our customers increased 45% to P$199 million in 2010 from P$137 million in 2009. Such increases were mainly due to an increase in the subscriber base, an increase in the volume of total traffic and an increase in prices of our services.

CPP and TLRD increased 4% to P$1,392 million in 2010 from P$1,343 million in 2009. Roaming charges and other services to the operators increased 10% to P$250 million in 2010 from P$228 million in 2009. Such increases were mainly due to an increase in the volume of traffic in Argentina.

In the Núcleo Mobile Services segment, voice revenues increased P$13 million to P$254 million in 2010.

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

In the Mobile Services segments, data and Internet services mainly include SMS, MMS, GPRS and Internet services. The increase of P$1,131 million was largely due to Personal and Núcleo’s efforts to create Value Added Services which feature technological innovations. The total number of Personal’s subscribers was approximately 16,333,000 as of December 31, 2010, representing an increase of approximately 13% as compared to 2009. The increase was driven by increased penetration in the mobile services market in Argentina. As of December 31, 2010, the subscriber base in Argentina amounted to approximately 11,426,000 prepaid subscribers, or 70% of the total subscriber base, approximately 2,111,000 post-paid subscribers, or 13% of the total subscriber base and approximately 2,796,000 “Cuentas Claras” plan subscribers, or 17% of the total subscriber base. Núcleo had approximately 1,868,000 mobile subscribers as of December 31, 2010, which represented an increase of approximately 4% as compared to 2009. As of December 31, 2010, Núcleo had approximately 1,604,000 prepaid subscribers, representing 86% of Núcleo’s total mobile subscriber base.

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

Other income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided, and gain on the sale of PP&E. During 2010, other income decreased 6% to P$32 million from P$34 million in 2009 mainly due to a reduction in the sales of PP&E.

For a further breakdown of our consolidated total revenues, see “—Results of Operations by Segment” below

Operating expenses (without depreciation and amortization)

Total operating expenses increased by P$1,742 million totaling P$9,794 million in 2010, representing a 22% increase as compared to 2009. The increase was mainly due to increases in employee benefit expenses and severance payments, fees for services, maintenance, materials and supplies, taxes and fees with the Regulatory Authority, commissions and cost of equipment and handsets.

					Change by segment (1)
	Years Ended					Personal	Núcleo
	December 31,				Fixed	Mobile	Mobile
	2010	2009	Total Change		Services	Services	Services	Nortel
	(P$ millions)%			(P$ millions)
Employee benefit expenses and severance payments	1,977	1,573	26	404	289	109	5	1
Interconnection costs and other telecommunications charges	1,377	1,361	1	16	2	14	—	—
Fees for services, maintenance, materials and supplies	1,329	1,073	24	256	78	163	14	1
Taxes and fees with the Regulatory Authority	1,257	1,016	24	241	34	208	1	(2)
Commissions	1,141	942	21	199	11	179	9	—
Cost of equipment and handsets	1,207	906	33	301	9	288	4	—
Advertising	441	357	24	84	24	50	10	—
Provisions	130	48	171	82	55	28	(1)	—
Bad debt expense	119	131	(9)	(12)	(9)	(4)	1	—
Other operating expenses	816	645	27	171	61	102	8	—
Total operating expenses (without depreciation and amortization)	9,794	8,052	22	1,742	554	1,137	51	—

(1)          Net of the Intersegment transactions effect.

Employee benefit expenses and severance payments

During 2010, employee benefit expenses and severance payments were P$1,977 million, representing a 26% increase from 2009. This was primarily due to salary increases that Telecom implemented across all segments and the increase in Telecom’s headcount. In the Fixed Services segment, severance payments and termination benefits grew as a result of an increase in the number of employees who retired or were dismissed in 2010, partially offset by a 2% decrease in the number of employees (from 11,079 employees in 2009 to 10,845 employees in 2010). On the other hand, in the Personal Mobile Services segment, there was a 15% increase in the number of employees (from 3,799 employees in 2009 to 4,370 employees in 2010).

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by our customers. Additionally, the cost of roaming and TLRD is included in the Mobile Services segments. In 2010, interconnection costs and other telecommunications charges amounted to P$1,377 million compared with P$1,361 million in 2009. The increase was mainly due to higher traffic volume in Telecom Argentina’s and Personal’s network and price increases as a result of inflation, partially offset by lower traffic of outgoing calls originated in our network, requiring fees to transport calls across international lines.

Fees for services, maintenance, materials and supplies

Expenses related to fees for services, maintenance, materials and supplies increased 24% to P$1,329 million in 2010 from P$1,073 million in 2009. This increase was mainly due to higher maintenance costs across all segments due to inflation and devaluation of the Argentine peso against the U.S. dollar (maintenance costs for network equipment, buildings and vehicles, maintenance costs of radio base systems and maintenance of BlackBerry equipment), which amounted to P$91 million and also to higher service costs related to call centers (a P$119 million increase from 2009 to 2010).

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority expenses increased 24% to P$1,257 million in 2010 from P$1,016 million in 2009, mainly due to charges of turnover tax (P$139 million increase from 2009 to 2010) as a result of the increase in total revenues during 2010 and from taxes with the Regulatory Authority (an increase of P$70 million from 2009).

Commissions

Commissions increased by P$199 million, or 21%, to P$1,141 million in 2010 from P$942 million in 2009. The increase was mainly due to the growth in the subscriber base, higher commissions for the distributions of prepaid cards, and higher commissions for collections as a result of the increase in revenues and a higher transaction cost for collection services.

Cost of equipment and handsets

During 2010, the cost of equipment and handsets increased to P$1,207 million from P$906 million in 2009, representing a 33% increase. The increase in costs of mobile handsets in both Mobile Services segments was P$292 million and it was primarily attributable to an expansion of the subscriber base and the number of customers that upgraded their handsets as a result of technological advances and new service offerings. The increase in costs in the Fixed Services segment was P$9 million and it was primarily attributable to an increase in sales of “Aladino” telephone sets, data equipment and higher sales of modems as a result of the growth in the Internet business.

Advertising

Costs related to advertising increased by P$84 million, or 24%, to P$441 million in 2010. During 2010, Telecom Argentina continued its focus on advertising campaigns as a result of competition in the Internet services market while Personal recorded higher media advertising expenses as a result of efforts to retain and expand its subscriber base.

Provisions

During 2010, we recorded P$130 million in provisions compared to P$48 million recorded in 2009, representing a 171% increase. The increase in 2010 was due to an increase in regulatory and tax claims amounting to P$70 million (including the effect of 2009 reversal of P$36 million related to Law No. 26,476 Tax Regularization Regime), an increase in labor claims amounting to P$6 million and the increase of civil and commercial proceedings amounting to P$6 million.

Bad Debt Expense

In 2010, bad debt expense amounted to P$119 million, a decrease of 9% as compared to 2009, representing less than 1% of consolidated total revenues. The decrease was mainly due to an improvement in the collection of receivables in both Fixed Services and Personal Mobile Services segments.

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

Operating income before depreciation and amortization

Our consolidated operating income before depreciation and amortization was P$4,865 million in 2010 and P$4,152 million in 2009, representing 33% and 34% of total consolidated revenues, respectively. The increase was primarily due to the increase of operating expenses by 22% versus higher consolidated revenues of 20%.

Depreciation of PP&E and Amortization of Intangible Assets

Depreciation of PP&E and amortization of intangible assets increased by P$167 million, or 11%, to P$1,712 million during 2010. This increase was the result of higher investment in PP&E and intangible assets, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets and by a reduction in the amortization of subscriber acquisitions costs (“SAC”) in the Personal Mobile Services segment.

For a further breakdown of our consolidated operating expenses, see “—Results of Operations by Segment” below.

Operating income

During 2010, consolidated operating income was P$3,153 million, representing an increase of P$546 million, or 21%, from 2009. Operating income represented 22% of consolidated total revenues in 2010 versus 21% in 2009. This increase was mainly due to growth in operating income before depreciation and amortization by 17%, net of the increase of 11% in depreciation and amortization.

	Years Ended December 31,		% of Change
	2010	2009	2010-2009
	(P$ million / %)		Increase
Operating income before depreciation and amortization	4,865	4,152	17
As % of total revenues	33	34
Depreciation and amortization	(1,712)	(1,545)	11
As % of total revenues	(12)	(13)
Operating income	3,153	2,607	21
As % of total revenues	22	21

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

(i)             Regarding current tax expenses, Telecom Argentina, Personal and Núcleo generated tax profit in fiscal year 2010 resulting in an income tax payable of P$1,067 million versus P$818 million in 2009. Telecom Argentina’s income tax expense assessed in 2010 amounted to P$408 million as compared to P$301 million in 2009; Personal’s, in 2010, amounted to P$655 million compared to P$511 million in 2009 and Núcleo’s, in 2010, amounted to P$4 million compared to P$6 million in 2009.

(ii)          Regarding the deferred tax, in 2010 and 2009, Telecom Argentina recorded a deferred tax benefit of P$79 million and P$29 million, respectively; Personal recorded a deferred tax loss of P$79 million and P$6 million in 2010 and 2009, respectively, and Núcleo generated a P$6 million loss in 2010, and no deferred tax was recorded in 2009 for Núcleo, totaling P$6 million of deferred tax expense in 2010 and a P$22 million deferred tax benefit in 2009.

(iii)       Regarding the analysis of recoverability of deferred tax assets, Personal recorded a valuation allowance for deferred tax assets of P$3 million and P$2 million in 2010 and 2009, respectively, while no charges were recorded for Telecom Argentina and Núcleo in those years.

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

For 2009, we recorded net income of P$1,289 million (11% of consolidated total revenues) of which P$642 million is attributable to the owners of the Parent. The Fixed Services segment accounted for a gain of P$478 million, the Personal Mobile Services segment accounted for a P$906 million gain, the Núcleo Mobile Services segment accounted for a gain of P$33 million, representing 10%, 12% and 9% of the total segment revenues, respectively and the Nortel segment accounted for a cost of P$128 million.

(B)  Results of Operations by Segment

(B.1)  Fixed Services Segment

Results of operations for our Fixed Services segment for 2011, 2010 and 2009 are comprised as follows:

	Years Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ millions)			Increase/(Decrease)

Total revenues	6,254	5,419	4,873	15	11
Operating expenses (without depreciation and amortization)	(4,614)	(3,725)	(3,154)	24	18
Operating income before depreciation and amortization	1,640	1,694	1,719	(3)	(1)
Depreciation and amortization	(818)	(776)	(721)	5	8
Operating income	822	918	998	(10)	(8)
Financial results, net	(27)	3	(247)	n/a	n/a
Income tax expense	(279)	(329)	(273)	(15)	21
Net income	516	592	478	(13)	24

Total revenues

During 2011, total revenues from our Fixed Services segment increased by 15% to P$6,254 million from P$5,419 million in 2010. During 2010, total revenues from our Fixed Services segment increased by 11% to from P$4,873 million in 2009. Regulated voice services are still affected by rate Pesification. The increase in each year was due to several factors, including a 12% and 14% growth in Internet accesses in 2011 and 2010, respectively, and a 1% growth in the number of lines in service in both years, which increased the monthly consumption of the offered services.

Total revenues from our Fixed Services segment for 2011, 2010 and 2009 are comprised as follows:

	Years Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ millions)			Increase/(Decrease)
Voice—retail	2,357	2,211	2,100	7	5
Voice—wholesale	747	687	697	9	(1)
Data	583	488	393	19	24
Internet	1,553	1,204	926	29	30
Service Revenues	5,240	4,590	4,116	14	12
Equipment (1)	89	70	43	27	63
Other income	40	20	27	100	(26)
Subtotal third party revenues	5,369	4,680	4,186	15	12
Intersegment	885	739	687	20	8
Total Fixed Services revenues	6,254	5,419	4,873	15	11

(1)          This item is composed of voice, data and Internet equipment in each year.

Voice—retail

Revenues from voice—retail represented 38% of our total segment revenues for 2011 compared to 41% of our total segment revenues for 2010 and 43% of our total segment revenues for 2009. Revenues from voice—retail increased 7% to P$2,357 million in 2011 from P$2,211 million in 2010 and increased 5% in 2010 from P$2,100 million in 2009.

Voice-retail mainly includes revenues from monthly basic charges (which differ for residential, professional and commercial customers), charges for supplementary services, measured service (national and international calls) and public telephone service. Charges for supplementary services include call-waiting, call-forwarding, three-way calling, caller ID, direct inwards dialing, toll-free service and voicemail, among others. Measured service charges are based on the number and duration of calls. Measured service revenues depend on the number of lines in service, the volume of usage, the number of new lines installed and applicable rates. Most of our customers are billed monthly.

Monthly basic charges and charges for supplementary services increased 8% to P$1,017 million in 2011 from P$944 million in 2010 and increased 12% from P$844 million in 2009. Such growth was due to an increase in the number of lines in service and in the level of service packages as well as increased prices in non-regulated services during the periods.

Measured service charges increased 6% to P$1,182 million in 2011 from P$1,110 million in 2010 and increased 1% from P$1,095 million in 2009. Such increases were due to higher local calls and an increase in the number of lines in service. However, some fixed services rates remained unchanged since 2002 as a result of the Pesification and freeze of rates imposed by the Argentine government.

Public telephone service and other services increased 1% to P$158 million in 2011 from P$157 million in 2010 and decreased 2% from P$161 million in 2009.

Voice—wholesale

Revenues from voice-wholesale represented 12% of our total segment revenues for 2011 compared to 13% and 14% in 2010 and 2009, respectively. Revenues from voice—wholesale increased 9% to P$747 million in 2011 from P$687 million in 2010 and decreased 1% from P$697 million in 2009.

Voice—wholesale mainly includes interconnection services (which primarily include access, termination and long-distance transport of calls), international long-distance services (which reflect payments made under bilateral agreements between the Company and foreign telecommunications carriers covering inbound international long-distance calls) and revenues related to billing and collection services charged to other operators.

Interconnection services increased 10% to P$422 million in 2011 from P$382 million in 2010 and decreased 2% from P$389 million in 2009. The increase in 2011 was due to higher fixed traffic transported and terminated on Telecom’s fixed-line network while the decrease in 2010 was due to a reduction of such traffic.

International long-distance service services increased 11% to P$103 million in 2011 from P$93 million in 2010 and decreased 8% from P$101 million in 2009.  The increase in 2011 was due to higher international long-distance incoming traffic while the decrease in 2010 was due to a reduction of such traffic.

Revenues related to billing and collection services charged to other operators increased 3% to P$104 million in 2011 from P$101 million in 2010 and increased 3% from P$98 million in 2009. Such increases are mainly consequence of a growth in CPP billing and collected.

Other wholesale revenues increased 6% to P$118 million in 2011 from P$111 million in 2010, which were similar to P$109 million in 2009.

Data and Internet

Revenues from data and Internet represented 34% of our total segment revenues in 2011 compared to 31% and 27% in 2010 and 2009, respectively. Revenues from data and Internet services increased 26% to P$2,136 million in 2011 from P$1,692 million in 2010 and increased 28% from P$1,319 million in 2009.

Revenues from Internet increased 29% to P$1,553 million in 2011 from P$1,204 million in 2010 and increased 30% from P$926 million in 2009. The increase was mainly due to the growth in the number of Internet accesses and to the increase in the average price of fixed charge services as a result of the completion of promotions granted to customers in the first months of subscription. As of December 31, 2011, the number of Internet accesses increased approximately 12% to 1.6 million from 1.4 million as of December 31, 2010 and increased 14% from 1.2 million as of December 31, 2009.

Revenues from data services increased 19% to P$583 million in 2011 from P$488 million in 2010 and increased 24% from P$393 million in 2009. The increase was mainly due to an increase in virtual private network services, private data network services replacing the point-to-point service, leases of circuits, dedicated lines and the growth in data center services. The majority of our revenues from data transmission services is denominated in U.S. dollars and, consequently, in 2011 and 2010, was affected by the fluctuations in the exchange rate between the peso and the U.S. dollar resulting in an increase in data transmission revenues.

Equipment

Revenues from equipment increased by 27%, to P$89 million in 2011 from P$70 million in 2010 and increased 63% from P$43 million in 2009. The increase was mainly due to higher sales of “Aladino” telephone sets and data equipment. In particular, we recorded P$25 million and P$14 million due to construction contracts during 2011 and 2010, respectively.

Intersegment

Intersegment revenues mainly includes interconnection services, which primarily include access, termination and transport of calls, leases of circuits, revenues related to billing and collection services charged.

During 2011, our intersegment revenues increased 20% to P$885 million from P$739 million in 2010 and increased 8% from P$687 million in 2009. This increase was mainly due to higher revenues on leases of circuits to Personal as part of the growth of its network traffic. The intersegment revenues are eliminated at consolidated level.

Other Income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided, and gain on sale of PP&E. During 2011, other income increased 100% to P$40 million from P$20 million mainly due to an increase in penalties collected from suppliers and gain on sale of PP&E. In 2010, other income decreased 26% from P$27 million in 2009 mainly due to a reduction in sales of PP&E.

Operating Expenses (without depreciation and amortization)

During 2011, total operating expenses for the Fixed Services segment increased 24% to P$4,614 million in 2011 from P$3,725 million in 2010 and increased 18% from P$3,154 million in 2009. The increase was mainly due to increases in employee benefit expenses and severance payments, fees for services, maintenance, materials and supplies, taxes and fees with the Regulatory Authority and provisions.

Detailed below are the major components of our operating expenses for the years ended December 31, 2011, 2010 and 2009 related to our Fixed Services segment:

	Year Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ millions)			Increase/(Decrease)
Employee benefit expenses and severance payments	1,949	1,502	1,213	30	24
Interconnection costs and other telecommunications charges	497	456	430	9	6
Fees for services, maintenance, materials and supplies	815	679	601	20	13
Taxes and fees with the Regulatory Authority	367	304	270	21	13
Commissions	139	100	89	39	12
Cost of equipment	59	55	46	7	20
Advertising	154	142	118	8	20
Provisions	164	71	16	131	344
Bad debt expenses	28	24	33	17	(27)
Other operating expenses	442	392	338	13	16
Total Fixed Services	4,614	3,725	3,154	24	18

Employee benefit expenses and severance payments

During 2011, employee benefit expenses and charges for severance payments were approximately P$1,949 million, representing a 30% increase from P$1,502 million in 2010. In 2010, these charges increased 24% from P$1,213 million in 2009. The increase was mainly due to salary increases and severance payments and termination benefits, as a result of an increase in the number of employees who retired or were dismissed, and an increase in the number of employees in this segment in 2011. The Fixed Services segment had 11,092, 10,845 and 11,079 employees as of December 31, 2011, 2010 and 2009, respectively.

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by our customers.

In 2011 interconnection costs and other telecommunications charges amounted to P$497 million, representing an increase of 9% from P$456 million in 2010. In 2010 these charges increased 6% from P$430 million in 2009. The increase was mainly due to higher traffic volume resulting from Telecom Argentina’s network and price increases resulting from inflation and an increase in outgoing traffic originated in our network that required the payment of fees to transport such calls across international lines.

Fees for Services, Maintenance, Materials and Supplies

During 2011, fees for services, maintenance, materials and supplies increased 20% to P$815 million from P$679 million in 2010 and increased 13% from P$601 million in 2009. The increase was mainly due to higher maintenance costs for network equipment, buildings and utility vehicles, the increase in the prices of certain supplies due to the effects of inflation and higher costs of services, especially those related to call centers (a P$28 million increase from 2010 to 2011 and a P$11 million increase from 2009 to 2010), as a result of an increase in the commercial activity, as well as cleaning and security fees (a P$17 million increase from 2010 to 2011 and a P$12 million increase from 2009 to 2010).

Taxes and fees with the Regulatory Authority

Expenses related to taxes and fees with the Regulatory Authority increased 21% to P$367 million in 2011 from P$304 million in 2010 and increased 13% from P$270 million in 2009, mainly due to charges of turnover tax (a P$33 million increase from 2010 to 2011 and a P$28 million increase from 2009 to 2010) as a result of the increase in total revenues during both years.

Commissions

During 2011, costs relating to commissions amounted to approximately P$139 million, representing an increase of 39% as compared to P$100 million in 2010. In 2010, these charges increased 12% from P$89 million in 2009. The increase in both years was mainly due to higher commissions for collections as a result of increased sales and higher transaction cost for collection services.

Cost of Equipment

During 2011, 2010 and 2009 we recorded P$59 million, P$55 million and P$46 million in cost of equipment, respectively. The increases in costs incurred were primarily attributable to increased sales of “Aladino” telephone sets and data equipment (including P$14 million and P$10 million due to construction contracts in 2011 and 2010, respectively).

Advertising

During 2011, we recorded P$154 million in costs of advertising representing an increase of 8% as compared to P$142 million recorded in 2010. In 2010, theses charges increased 20% from P$118 million in 2009. Telecom Argentina continued its advertising campaigns as a result of competition in the Internet services market.

Provisions

During 2011, we recorded P$164 million in provisions compared to P$71 million recorded in 2010 and P$16 million recorded in 2009. The increase in 2011 was mainly due to the higher labor claims for approximately P$75 million and higher regulatory and tax claims for approximately P$19 million, partially offset by a reduction in trade claims. In 2010 the increase was mainly due to the higher trade claims for approximately P$8 million and higher regulatory and tax claims for approximately P$48 million (including the effect of 2009 reversal P$36 million related to Law No. 26,476 Tax Regularization Regime), partially offset by a reduction in labor claims.

Bad Debt Expenses

In 2011, bad debt expenses amounted to P$28 million, representing an increase of 17% from P$24 million in 2010. The increase was mainly due to higher aging in accounts receivables of voice wholesale and data customers, partially offset by lower aging in accounts receivables of voice retail customers. In 2010 theses charges decreased 27% from P$33 million in 2009. The charges in each year represented less than 1% of the Fixed Services segment total revenues.

Other Operating Expenses

Other operating expenses include accrued expenses such as transportation costs, insurance, international and satellite connectivity, energy and rentals.

During 2011, our other operating expenses amounted to P$442 million compared to P$392 million in 2010 and P$338 million in 2009. The increase in both years was primarily due to the increase in prices of transportation, fuel and electricity used to provide Telecom Argentina’s services.

Operating Income before depreciation and amortization

Our operating income before depreciation and amortization from the Fixed Services segment was P$1,640 million in 2011, P$1,694 million in 2010 and P$1,719 million in 2009, representing 26%, 31% and 35% of total segment revenues, respectively. The decrease was mainly due to the fact that the annual increase in operating costs exceeded the increase in total revenues which are still affected by rate Pesification.

Depreciation of PP&E and Amortization of Intangible Assets

Depreciation expenses were P$818 million in 2011, P$776 million in 2010 and P$721 million in 2009. The increase was mainly due to assets acquired during 2011 and 2010, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

Operating Income

Operating income represented 13%, 17% and 20% of total segment revenues in 2011, 2010 and 2009, respectively. In 2011, the operating income from our Fixed Services segment decreased 10% to P$822 million from P$918 million in 2010. In 2010, operating income decreased 8% from P$998 million in 2009. The decrease in both years was mainly due to a reduction in our operating income before depreciation and amortization and an increase in depreciation and amortization as explained above.

The following table shows our operating income from the Fixed Services segment in 2011, 2010 and 2009 and its percentage of total revenues in each year.

	Years Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization	1,640	1,694	1,719	(3)	(1)
As % of total revenues	26	31	35
Depreciation and amortization	(818)	(776)	(721)	5	8
As % of total revenues	(13)	(14)	(15)
Operating income	822	918	998	(10)	(8)
As % of total revenues	13	17	20

Financial results, net

During 2011, we recorded a net financial loss of P$27 million compared to a net financial income of P$3 million in 2010. The decrease in our financial results was mainly attributed to lower interest from investments of approximately P$17 million and higher interest of approximately P$21 million related to provisions for legal claims and severance payments and termination benefits. In addition, during 2011, a net foreign currency exchange gain of P$4 million was recorded.

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

Income tax expense

As previously mentioned, the income tax charge includes three effects (See “—Years ended December 31, 2011, 2010 and 2009—Income Tax Expense”).

During 2011, our Fixed Services segment recorded an income tax expense of P$279 million compared to P$329 million in 2010 and P$273 million in 2009. The decrease in 2011 was mainly due to the decrease in our pre-tax income compared to 2010. The increase in 2010 was mainly due to the increase in our pre-tax income compared to 2009.

The income tax expense in 2011 was mainly attributable to the recognition of current income tax expense (amounting to P$379 million), partially offset by income generated by a deferred tax on temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria (amounting to P$100 million). The income tax expense in 2010 was mainly attributable to the recognition of current income tax expense (amounting to P$408 million), partially offset by income generated by a deferred tax on temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria (amounting to P$79 million). The income tax expense in 2009 was mainly attributable to the recognition of current income tax expense (amounting to P$301 million), partially offset by income generated by a deferred tax on temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria (amounting to P$28 million).

Net Income

For 2011, 2010 and 2009, the Fixed Services segment recorded net income of P$516 million, P$592 million and P$478 million, respectively. The decrease in 2011 was mainly due to a reduction in our operating income and the loss recorded in our financial results, net compared to the gain recorded in 2010, partially offset by a reduction in the income tax expense as detailed above. The increase in 2010 was mainly due to the gain recorded in our financial results, net compared to the loss recorded in 2009 partially offset by a reduction in our operating income and the increase of the income tax expense as detailed above.

(B.2)  Personal Mobile Services Segment

Results of operations from our Personal Mobile Services segment for 2011, 2010 and 2009 are comprised as follows:

	Years Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ millions)			Increase/(Decrease)
Total revenues	12,563	9,571	7,674	31	25
Operating expenses (without depreciation and amortization)	(8,452)	(6,549)	(5,364)	29	22
Operating income before depreciation and amortization	4,111	3,022	2,310	36	31
Depreciation and amortization	(1,190)	(841)	(740)	41	14
Operating income	2,921	2,181	1,570	34	39
Other income from investments	—	—	13	n/a	n/a
Financial results, net	118	(129)	(158)	n/a	(18)
Income tax expense	(1,102)	(737)	(519)	50	42
Net income	1,937	1,315	906	47	45

Total revenues

During 2011, total revenues from our Personal Mobile Services segment increased by 31% to P$12,563 million from P$9,571 million in 2010 and increased 25% from P$7,674 million in 2009. The increase in each year was mainly due to the growth in the subscriber base, the increase in prices of our services and the increase in the monthly consumption of the offered services, primarily data and Internet services.

An important monthly operational measure used in the Personal Mobile Services segment is ARPU, which we calculate by dividing adjusted total service revenues —excluding outcollect wholesale roaming, cell site rental and reconnection fee revenues— (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly-titled measures used by other companies. In particular, certain components of service revenues are excluded from Personal’s ARPU calculations presented in this Annual Report. Our Management believes that this measure is helpful in assessing the development of the subscriber base in the Personal Mobile Services segment.

The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations:

	Years Ended December 31,
	2011	2010	2009
	(P$ millions)
Total service revenues (1)	11,076	8,541	6,871
Components of service revenues not included in the ARPU calculation:
Outcollect wholesale roaming	(210)	(229)	(216)
Cell sites rental	(18)	(24)	(14)
Reconnection fees	(82)	(57)	(31)
Adjusted total service revenues included in the ARPU calculation	10,766	8,231	6,610
Average number of subscribers during the year (thousands)	17,433	15,426	13,562

(1)          Certain components of service revenues are not included in the ARPU calculation. Includes Intersegment revenues for P$93 million in 2011, P$58 million in 2010 and P$41 million in 2009.

During 2011, ARPU increased 16% to approximately P$51 per customer per month compared to approximately P$44 per customer per month in 2010.  ARPU reached P$41 per customer per month in 2009.

The total number of Personal’s subscribers increased approximately 11% to 18,193,000 as of December 31, 2011 from 16,333,000 as of December 31, 2010 and increased 13% from 14,475,000 as of December 31, 2009. The increase in both years was fueled by increased penetration in the mobile services market in Argentina. As of December 31, 2011, the subscriber base in Argentina amounted to approximately 12,414,000 prepaid subscribers, or 68% of the total subscriber base, approximately 2,640,000 post-paid subscribers, or 15% of the total subscriber base and approximately 3,139,000 “Cuentas Claras” plan subscribers, or 17% of the total subscriber base.

Revenues from our Personal Mobile Services segment for 2011, 2010 and 2009 are comprised as follows:

	Years Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ millions)			Increase
Voice—retail	4,001	3,453	2,936	16	18
Voice—wholesale	1,726	1,642	1,571	5	5
Data	4,482	2,997	2,150	49	39
Internet	774	391	173	98	126
Services Revenues	10,983	8,483	6,830	29	24
Equipment	1,472	1,018	796	45	28
Other income	15	12	7	25	71
Subtotal third party revenues	12,470	9,513	7,633	31	25
Intersegment	93	58	41	60	41
Total Personal Mobile Services Revenues	12,563	9,571	7,674	31	25

Voice—retail

Revenues from voice—retail represented 32% of our total segment revenues in 2011 compared to 36% and 38% of our total segment revenues in 2010 and 2009, respectively. Revenues from voice—retail increased 16% to P$4,001 million in 2011 from P$3,453 million in 2010 and increased 18% from P$2,936 million in 2009.

Voice—retail mainly includes revenues from monthly basic charges, airtime usage charges and roaming charges billed to our customers for their use of our and other carriers’ networks.

Monthly basic charges increased 30% to P$1,698 million in 2011 from P$1,307 million in 2010 and increased 18% from P$1,109 million in 2009. Airtime usage charges increased 4% to P$2,022 million in 2011 from P$1,947 million in 2010 and increased 15% from P$1,690 million in 2009. Roaming charges billed and other services increased 41% to P$281 million in 2011 from P$199 million in 2010 and increased 45% from P$137 million in 2009. Such increases were mainly due to an increase in the subscriber base, an increase in the volume of total traffic and an increase in the prices of our services.

Voice—wholesale

Revenues from voice—wholesale represented 14% of our total segment revenues in 2011 compared to 17% and 20% of our total segment revenues in 2010 and 2009, respectively. Revenues from voice—wholesale increased 5% to P$1,726 million in 2011 from P$1,642 million in 2010 and increased 5% from P$1,571 million in 2009.

Voice—wholesale mainly includes revenues from CPP, TLRD and roaming charges billed to other mobile service providers whose customers use our network.

CPP and TLRD increased 8% to P$1,503 million in 2011 from P$1,392 million in 2010 and increased 4% from P$1,343 million in 2009. Such increases were mainly due to increased traffic volume in Argentina.

Roaming charges billed and other services decreased 11% to P$223 million in 2011 from P$250 million in 2010 while these charges increased 10% from P$228 million in 2009. The decrease in 2011 was due to a reduction in the traffic volume in Argentina while the increase in 2010 was mainly due to an increase in such traffic volume.

Data and Internet

Data and Internet services mainly include SMS, MMS, GPRS and Internet. Data and Internet represented 42%, 35% and 30% of our total segment revenues for 2011, 2010 and 2009, respectively.

Revenues from data mainly include SMS, MMS and other value added services. Revenues from data increased 49% to P$4,482 million in 2011 from P$2,997 million in 2010. Revenues from data increased 39% in 2010 from P$2,150 million in 2009. The increase was largely due to Telecom Personal’s efforts to create value added services which featured technological innovation.

In particular, revenues of SMS increased 53% to P$3,847 million in 2011 from P$2,519 million in 2010 (the monthly average number of SMS growth 20% to P$5,559 million in 2011 from P$4,614 million in 2010). Revenues of SMS increased 38% in 2010 from P$1,821 million in 2009 (the monthly average number of SMS growth 52% in 2010 from 3,034 million in 2009).

Revenues from Internet increased 98% to P$774 million in 2011 from P$391 million in 2010. Revenues from Internet increased 126% in 2010 from P$173 million in 2009. Such increases were mainly due to an increase in the subscriber base.

Equipment

Equipment revenues consist primarily of revenues from the mobile handsets sold to new and existing subscribers and to agents and other third-party distributors. The revenues associated with the sale of mobile handsets and related expenses are recognized when the products are delivered and accepted by the subscribers, agents and other third party distributors.

During 2011, handset revenues increased 45% to P$1,472 million from P$1,018 million in 2010 and increased 28% from P$796 million in 2009. The increases were primarily due to the expansion of the subscriber base and a higher selling price of handsets sold. Additionally, as a result of technological advances and our provision of state-of-the-art services, more subscribers upgraded their mobile handsets.

Intersegment

Intersegment revenues mainly include services rendered to Telecom Argentina and primarily consist in monthly basic charges, airtime usage charges and Value Added Services. During 2011, our intersegment revenues increased 60% to P$93 million in 2011 from P$58 million in 2010 and increased 41% from P$41 million in 2009. The intersegment revenues are eliminated at the consolidated level.

Other Income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2011, other income was P$15 million, representing an increase of 25% from P$12 million in 2010 and increased 71% from P$7 million in 2009.

Operating Expenses (without depreciation and amortization)

Total operating expenses in our Personal Mobile Services segment increased 29% to P$8,452 million in 2011 from P$6,594 million in 2010 and increased 22% from P$5,364 million in 2009. In line with our increases in revenues, during 2011 and 2010, all items in the cost structure of the Personal Mobile Services segment experienced material increases, except for bad debt expenses in 2010. This trend reflects increases in certain costs related to acquiring and retaining customers, taxes, commissions associated with sales and expansion of the customer service staff.

Detailed below are the major components of the operating expenses for the years ended December 31, 2011, 2010 and 2009 in the Personal Mobile Services segment:

	Years Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ millions)			Increase/(Decrease)
Employee benefit expenses and severance payments	605	433	324	40	34
Interconnection costs and other telecommunications charges	1,618	1,428	1,381	13	3
Fees for services, maintenance, materials and supplies	949	691	523	37	32
Taxes and fees with the Regulatory Authority	1,205	934	726	29	29
Commissions	1,353	1,051	869	29	21
Cost of equipment	1,585	1,139	851	39	34
Advertising	400	266	216	50	23
Provisions	61	59	31	3	90
Bad debt expenses	134	92	96	46	(4)
Other operating expenses	542	456	347	19	31
Total Personal Mobile Services (1)	8,452	6,549	5,364	29	22

(1)          Includes intersegment costs from Fixed Services Segment of P$880 million, P$733 million and P$686 million in 2011, 2010 and 2009, respectively, in Interconnection costs and other telecommunications charges, fees for services, maintenance, materials and supplies, commissions and other operating expenses. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2011, employee benefit expenses and severance payments charges increased 40% to P$605 million from P$433 million in 2010 and increased 34% from P$324 million in 2009. The increase was mainly due to the salary increases that Personal implemented and the increase in the number of full time employees. The Personal Mobile Services segment had 4,820, 4,370 and 3,799 employees as of December 31, 2011, 2010 and 2009, respectively.

Interconnection Costs and other telecommunications charges

During 2011, interconnection costs and other telecommunications charges increased 13% to P$1,618 million in 2011 from P$1,428 in 2010 and increased 3% from P$1,381 million in 2009. The increase was mainly due to higher traffic volume resulting from Personal’s network and higher costs of roaming due to an increase in mobile traffic among mobile operators as a consequence of a growth in the total subscriber base. Interconnection costs and other telecommunications charges includes intersegment costs from Fixed Services Segment of P$648 million, P$540 million and P$505 million in 2011, 2010 and 2009, respectively, that are eliminated at consolidated level.

Fees for services, Maintenance, Materials and Supplies

In 2011, fees for services, maintenance, materials and supplies expenses increased 37% to P$949 million from P$691 million in 2010 and increased 32% from P$523 million in 2009. The increase was mainly due to an increase in the rates for the principal services received caused by the effects of inflation, higher service costs related to call centers (a P$106 million increase from 2010 to 2011 and a P$111 million increase from 2009 to 2010), as a result of an increase in the commercial activity and higher maintenance costs of radio base systems and maintenance of BlackBerry equipment. Fees for services, maintenance, materials and supplies expenses includes intersegment costs from Fixed Services Segment of P$122 million, P$92 million and P$86 million in 2011, 2010 and 2009, respectively, that are eliminated at consolidated level.

Taxes and fees with the Regulatory Authority

During 2011, taxes and fees with the Regulatory Authority increased 29% to P$1,205 million from P$934 million in 2010 and increased 29% from P$726 million in 2009. The increase in each year was mainly attributable to the increase in total segment revenues.

Commissions

In 2011, commissions increased 29% to P$1,353 million from P$1,051 million in 2010 and increased 21% from P$869 million in 2009. These increases were mainly due to a growth in commercial activity and a growth in the subscriber base. Commissions include intersegment costs from Fixed Services Segment of P$61 million, P$55 million and P$52 million in 2011, 2010 and 2009, respectively, that are eliminated at consolidated level.

Cost of Equipment

During 2011, the Cost of equipment and handsets sold increased 39% to P$1,585 million from P$1,139 million in 2010 and increased 34% from P$851 million in 2009. The increase was mainly due to an increase of approximately 18 % and 12% in the quantity of handsets sold in 2011 and 2010, respectively, as a consequence of an expansion of the subscriber base, and an increase in customer upgrades of mobile handsets, as a result of technological advances and new service offerings, especially smartphones. Also, the increase in the cost of equipment and handsets sold was due to an increase in the average handset unit costs, primarily due to the effect of the excise taxes not charged to the customers (known as the Technological Tax).

Advertising

During 2011, advertising expenses including media, promotional and institutional campaigns, amounted to P$400 million, representing an increase of 50% from P$266 million in 2010. During 2010, these costs increased 23% from P$216 million in 2009. This variation was mainly due to higher media advertising expenses for approximately P$91 million and P$23 million in 2011 and 2010, respectively, including in 2011 the effects of the Personal rebranding and other promotional campaigns for approximately P$43 million and P$27 million, as a result of efforts to retain and expand the mobile subscriber base.

Provisions

During 2011, we recorded P$61 million in provisions compared with P$59 million and P$31 million recorded in 2010 and 2009, respectively. The increase in 2011 was mainly due to higher claims recorded, in particular an increase in labor claims for P$29 million, partially offset by lower trade claims for P$19 million and regulatory and tax claims for P$8 million. The increase in 2010 was mainly due to the higher claims recorded, in particular an increase in labor claims for P$7 million, trade claims for P$16 million and regulatory and tax claims for P$5 million.

Bad Debt Expenses

In 2011 bad debt expenses amounted to P$134 million, representing an increase of 46% from P$92 million in 2010. The increase was mainly due to higher revenues in 2011 (+31%) as compared to 2010 and higher aging in accounts receivables in voice retail customers. In 2010, bad debt expenses decreased 4% from P$96 million in 2009. The charges in each year represented approximately 1% of the Personal Mobile Services segment total revenues.

Other Operating Expenses

Other operating expenses include accrued expenses such as costs associated with the provision of Value Added Services, transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased 19% to P$542 million in 2011 from P$456 million in 2010 an increased 31% from P$347 million in 2009. The increase was mainly due to higher costs associated with the provision of Value Added Services to subscribers for approximately P$36 million and P$24 million in 2011 and 2010, respectively; and higher costs of transportation, freight and travel for P$36 million and P$10 million in 2011 and 2010, respectively. Other operating expenses include intersegment costs from Fixed Services Segment of P$49 million, P$46 million and P$43 million in 2011, 2010 and 2009, respectively, that are eliminated at consolidated level.

Operating Income before depreciation and amortization

Our operating income before depreciation and amortization from the Personal Mobile Services segment reached P$4,111 million in 2011, P$3,022 million in 2010 and P$2,310 million in 2009, representing 33%, 32% and 30% of total segment revenues in 2011, 2010 and 2009, respectively. The increase in each year was mainly due to higher growth in total revenues, partially offset by lower increases as percentage in operating costs (before depreciation and amortization).

Depreciation of PP&E and Amortization of Intangible Assets

During 2011 depreciation of PP&E and amortization of intangible assets increased 41% to P$1,190 million from P$841 million in 2010 and increased 14% from P$740 million in 2009. The increase was the result of higher investment in PP&E and intangible assets, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets. In particular, during 2011 amortization of SAC increased P$192 million and depreciation of PP&E and other intangible assets increased P$157 million compared to 2010. During 2010 amortization of SAC decreased P$48 million, while depreciation of PP&E and other intangible assets increased P$149 million compared to 2009.

Operating Income

In 2011, our operating income from the Personal Mobile Services segment was P$2,921 million, representing an increase of 34% from P$2,181 million in 2010, and increased 39% from P$1,570 million in 2009. Operating income represented 23% of total revenues for this segment in 2011 and 2010, and 20% in 2009. The increase in operating income was mainly due to the growth in service and equipment revenues, partially offset by increases in operating expenses and depreciation and amortization as explained above.

The following table shows our operating income from the Personal Mobile Services segment in 2011, 2010 and 2009 and its percentage of total revenues in each year:

	Year Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ million / %)			Increase / (Decrease)

Operating income before depreciation and amortization	4,111	3,022	2,310	36	31
As % of total revenues	33	32	30
Depreciation and amortization	(1,190)	(841)	(740)	41	14
As % of total revenues	9	9	10
Operating income	2,921	2,181	1,570	34	39
As % of total revenues	23	23	20

Financial results, net

During 2011, the Personal Mobile Services segment recorded a net financial gain of P$118 million compared to a net financial loss of P$129 million in 2010 and a net financial loss of P$158 million in 2009. The gain recorded in 2011 was mainly attributed to interest from investments of approximately P$136 million. In addition, the devaluation of the peso against the U.S. dollar was approximately 8% and generated a net foreign currency exchange loss of P$24 million (including the effect of derivative financial instruments entered into to hedge foreign exchange exposure) in 2011. The decrease in net financial loss in 2010 was mainly attributed to lower financial interest losses of approximately P$11 million due to the total cancellation of Personal’s financial debt and higher interest from investments of approximately P$21 million. In addition, the devaluation of the peso against the U.S. dollar was approximately 5% and 10% in 2010 and 2009 and generated a net foreign currency exchange loss of P$105 million and P$112 million (including the effect of derivative financial instruments entered into to hedge foreign exchange exposure) in 2010 and 2009, respectively.

Income Tax Expense

As previously mentioned, the income tax charge includes three effects (See “—Years ended December 31, 2011, 2010 and 2009—Income Tax Expense”).

During 2011, our Personal Mobile Services segment recorded an income tax expense of P$1,102 million compared to P$737 million in 2010 and P$519 million in 2009 mainly due to the increase in our pre-tax income in each year. The income tax expense in 2011 was mainly attributable to the recognition of current income tax expense amounting to P$1,039 million, the loss generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria amounting to P$58 million and the P$5 million increase in the allowance for net deferred tax assets.

The income tax expense in 2010 was mainly attributable to the recognition of current income tax expense amounting to P$655 million, the loss generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria amounting to P$79 million and the P$3 million increase in the allowance for net deferred tax assets.

The income tax expense in 2009 was mainly attributable to the recognition of current income tax expense amounting to P$511 million, the loss generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria amounting to P$6 million and the P$2 million increase in the allowance for net deferred tax assets.

Net Income

During 2011, our Personal Mobile Services segment reported net income of P$1,937 million as compared to P$1,315 million during 2010 and P$906 million in 2009. The increase in net income in 2011 was mainly due to higher operating income and financial results, partially offset by higher income tax expense, as explained above. The increase in net income in 2010 was mainly due to higher operating income and lower financial losses, partially offset by higher income tax expense, as explained above.

(B.3)  Núcleo Mobile Services Segment

Results of operations from our Núcleo Mobile Services segment for 2011, 2010 and 2009 are comprised as follows:

	Years Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ millions)			Increase
Total revenues	718	469	388	53	21
Operating expenses (without depreciation and amortization)	(454)	(311)	(256)	46	21
Operating income before depreciation and amortization	264	158	132	67	20
Depreciation and amortization	(150)	(95)	(84)	58	13
Operating income	114	63	48	81	31
Financial results, net	(11)	(11)	(9)	—	22
Income tax expense	(14)	(10)	(6)	40	67
Net income	89	42	33	112	27

Total revenues

During 2011, total revenues from Núcleo increased by 53% to P$718 million from P$469 million in 2010. This increase was mainly due to higher Value Added Services sales (included in Data and Internet services), which grew by 48% in 2011 as compared to 2010. Other factors contributing to the increase in total revenues were the increase in the volume of traffic, as a consequence of the growth in the subscriber base, and the increase in the number of handsets sold as a result of technological advances. Núcleo had approximately 2,141,000 mobile subscribers as of December 31, 2011, which represented an increase of approximately 15% as compared to 2010. As of December 31, 2011, Núcleo had approximately 1,792,000 prepaid subscribers, representing 84% of Núcleo’s total mobile subscriber base.

During 2010, total revenues from Núcleo increased by 21% to P$469 million from P$388 million in 2009. This increase was mainly due to higher Value Added Services sales (included in Data and Internet services), which grew by 46% in 2010 as compared to 2009. Other factors contributing to the increase in total revenues were the increase in the volume of traffic, as a consequence of the growth in the subscriber base, and the increase in the number of handsets sold as a result of technological advances. Núcleo had approximately 1,868,000 mobile subscribers as of December 31, 2010, which represented an increase of approximately 4% as compared to 2009. As of December 31, 2010, Núcleo had approximately 1,604,000 prepaid subscribers, representing 86% of Núcleo’s total mobile subscriber base.

Revenues from our Núcleo Mobile Services segment for 2011, 2010 and 2009 are comprised as follows:

	Years Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ millions)			Increase
Voice	353	254	241	39	5
Data	251	156	106	137	47
Internet	84	48	32	75	50
Service revenues	688	458	379	50	21
Equipment	26	8	6	225	33
Subtotal third party revenues	714	466	385	53	21
Intersegment revenues (1)	4	3	3	33	—
Total revenues	718	469	388	53	21

(1)          The intersegment revenues are eliminated at the consolidated level.

Operating Expenses (without depreciation and amortization)

Total operating expenses in our Núcleo Mobile Services segment increased 46% to P$454 million in 2011 from P$311 million in 2010. In that year operating expenses increased 21% from P$256 million in 2009. In line with our increases in revenues, during 2011 and 2010, all items in the cost structure of the Núcleo Mobile Services segment experienced increases, except for provisions. This trend reflected increases in certain costs of acquiring and retaining subscribers, and commissions directly associated with sales and expansions of the customer service staff.

Detailed below are the major components of the operating expenses for the years ended December 31, 2011, 2010 and 2009 related to Núcleo Mobile Services segment:

	Years Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ millions)			Increase/(Decrease)
Employee benefit expenses and severance payments	55	40	35	38	14
Interconnection costs and other telecommunications charges	118	77	74	53	4
Fees for services, maintenance, materials and supplies	64	52	37	23	41

	Years Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ millions)			Increase/(Decrease)
Taxes and fees with the Regulatory Authority	23	16	15	44	7
Commissions	84	45	36	87	25
Cost of equipment	13	13	9	—	44
Advertising	45	33	23	36	43
Provisions	—	—	1	—	n/a
Bad debt expense	7	3	2	133	50
Other operating expenses	45	32	24	41	33
Total Núcleo Mobile Services	454	311	256	46	21

Employee benefit expenses and severance payments

During 2011, employee benefit expenses and severance payments increased 38% to P$55 million from P$40 million in 2010. During that year, these costs increased 14% from P$35 million in 2009. The increase was mainly due to salary increases that Núcleo implemented and an increase in the number of employees in 2011. Núcleo had 433 employees as of December 31, 2011. As of December 31, 2010 and 2009 it had 414 and 422, respectively.

Interconnection Costs and Other Telecommunication Charges

During 2011, interconnection costs and other telecommunication charges increased 53% to P$118 million from P$77 million in 2010. During 2010, those charges increased 4% from P$74 million in 2009. The increase was mainly due to higher traffic volume resulting from Núcleo’s network.

Fees for Services, Maintenance, Materials and Supplies

During 2011, fees for services and maintenance, materials and supplies totaled P$64 million, representing an increase of 23% from P$52 million in 2010. During 2010, they increased 41% from P$37 million in 2009. The increase was mainly due to higher costs related to the installation of the new Customer Contact Centers, higher maintenance costs of the fiber-optic network between some cities of Paraguay (like Asunción, Ciudad del Este and Encarnación) and higher maintenance costs related to the expansion of the 3G network (covering 62 new locations).

Taxes and fees with the Regulatory Authority

During 2011, taxes and fees with the Regulatory Authority increased 44% to P$23 million from P$16 million in 2010 and increased 7% from P$15 million in 2009. The increase in the year was attributable to the increase in total segment revenues.

Commissions

During 2011, commissions increased to P$84 million from P$45 million in 2010, representing an increase of 87%. During 2010, commissions increased 25% from P$36 million in 2009. The increases were mainly due to the growth in the subscriber base.

Cost of Equipment

During 2011 and 2010, the cost of handsets sold was P$13 million. During 2010, the cost of handsets sold increased 44% from P$9 million in 2009. The increase was mainly due to an expansion of the subscriber base and increased customer upgrade of mobile handsets as a result of technological advances and new service offerings.

Advertising

During 2011, advertising expenses including media, promotional and institutional campaigns, amounted to P$45 million, representing an increase of 36% from 2010. During 2010, these expenses amounted to P$33 million, representing an increase of 43% from P$23 million in 2009. This variation was mainly due to campaigns related to Internet 3G, the Interconnection Network and to strengthening the Personal brand position in Paraguay.

Other Operating Expenses

Other operating expenses include accrued expenses such as costs associated with the provision of Value Added Services, transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased 41% to P$45 million in 2011 and 33% to P$32 million in 2010 from P$24 million in 2009. The increase was mainly due to the increase in costs associated with the provision of Value Added Services to customers and higher costs of site leases.

Operating Income before depreciation and amortization

Operating income before depreciation and amortization was P$264 million in 2011 and P$158 million in 2010, representing 37% and 34% of total revenues, respectively. Operating income before depreciation and amortization was P$132 million in 2009, representing 34% of total revenues in that year. The increase was mainly due to growth in service revenues, partially offset by increases in costs, such as fees for services and maintenance, materials and supplies, cost of handsets, advertising and commissions.

Depreciation of PP&E and Amortization of Intangible Assets

During 2011 depreciation of PP&E and amortization of intangible assets increased 58% to P$150 million from P$95 million in 2010. During 2010 depreciation and amortization increased 13% from P$84 million in 2009. The increase was the result of higher investment in PP&E and intangible assets (especially SAC in 2011), partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

Operating Income

In 2011, our operating income from the Núcleo Mobile Services segment was P$114 million, representing an increase of 81% from P$63 million in 2010, which represent 16% and 13% of total revenues for this segment in 2011 and 2010, respectively. In 2009, our operating income was P$48 million, representing 12% of total revenues for this segment.

The following table shows our operating income from the Núcleo Mobile Services segment in 2011, 2010 and 2009 and its percentage of total revenues in each year:

	Year Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization	264	158	132	67	20
As % of total revenues	37	34	34
Depreciation and amortization	(150)	(95)	(84)	58	13
As % of total revenues	(21)	(20)	(22)
Operating income	114	63	48	81	31
As % of total revenues	16	13	12

Financial results, net

During 2011 and 2010, the Núcleo Mobile Services segment recorded a net financial loss of P$11 million, compared to a net financial loss of P$9 million in 2009. The increase was mainly due to higher interest on financial debt.

Income Tax Expense

As previously mentioned, the income tax charge includes three effects (See “—Years ended December 31, 2011, 2010 and 2009—Income Tax Expense”).

During 2011, our Núcleo Mobile Services segment recorded an income tax expense of P$14 million compared to P$10 million in 2010. The income tax expense in 2011 was mainly attributable to the recognition of current income tax expense amounting to P$16 million partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria amounting to P$2 million.

During 2010, our Núcleo Mobile Services segment recorded an income tax expense of P$10 million compared to P$6 million in 2009. The income tax expense in 2010 was mainly attributable to the recognition of current income tax expense amounting to P$4 million and the loss generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria amounting to P$6 million.

Net Income

During 2011, our Núcleo Mobile Services segment reported net income of P$89 million as compared to P$42 million during 2010, representing 12% and 9% of total revenues in 2011 and 2010, respectively. In 2009, our net income was P$33 million, representing 9% of total revenues. The increase in net income was mainly due to higher operating income.

Liquidity and Capital Resources

Sources and Uses of Funds

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom Argentina on the Class A and Class B Shares owned by Nortel and Nortel has used such cash dividends to satisfy Nortel’s payment obligations for the next calendar year. No dividends were declared by Telecom Argentina for the years 2001 to 2008 and consequently Nortel did not make any distributions on its Series A or Series B Preferred Shares for the years 2001 to 2009. In addition to not being able to make dividend payments, Nortel was also unable to pay the required amortization on its Series A Preferred Shares for the years specified. During 2010, Telecom paid dividends for the year ended December 31, 2009 of approximately P$1,053 million (of which P$577 million was paid to Nortel), which allowed Nortel to make available to the holders of Class “A” Preferred Shares dividends for the year ended December 31, 2010, of approximately P$389 million (of which P$356 million were approved by Nortel’s Board on October 5, 2010 as provisional dividends and later ratified by the shareholders’ meeting held on April 7, 2011, and P$33 million was approved by such shareholder’s meeting) and an amortization payment of approximately P$196 million (also approved by the shareholders’ meeting held on April 7, 2011). On April 19, 2011, Telecom Argentina paid a dividend of approximately P$915 million to its shareholders for the year ended December 31, 2010 (of which approximately P$501 million was paid to Nortel). This allowed Nortel to make available to the holders of Series A Preferred Shares (i) a scheduled redemption payment of approximately P$349 million, (ii) dividends for the year ended December 31, 2010 of approximately  P$58 million to the Series A Preferred Shares subject  to the schedule redemption mentioned in (i) above, and (iii) an amount of approximately P$25 million as an additional distribution amount to those Series A Preferred Shareholders who have entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1 = P$1) and releasing Nortel from any claims relating to the “pesificación,” the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the shares subject to such scheduled redemption (all of them approved by Nortel’s shareholders’ meeting held on August 2, 2011). As of December 31, 2011, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was approximately P$423.4 million. The Board of Directors resolved on its meeting held on April 26, 2012 to call a new meeting following Telecom Argentina’s Annual Shareholders’ meeting, to (i) analyze Telecom’s expected decision to distribute a cash dividend, which would allow Nortel to make a scheduled redemption and dividend payment to the holders of its Series A Preferred Shares, and (ii) convene a General and Special Class “A” Preferred shareholders’ meeting for that purpose. On April 27, 2012, Telecom Argentina’s Annual Shareholders’ meeting approved, among other items the distribution of a cash dividend of P$807 million (P$0.82 per share, of which of P$442 million correspond to Nortel) for the year ended December 31, 2011, to be paid on May 10, 2012. On the same day Nortel’s Annual Shareholders’ meeting approved, among other items, the allocation of Nortel’s non-appropriated profit amount as of December 31, 2011, to a voluntary reserve created for the future distribution of dividends, based on Nortel’s lack of liquidity as of the date of the Annual Shareholders’ meeting.

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

Telecom Argentina expects that the principal source of its liquidity in the near term will be cash flows from its operations and the dividends that Personal may pay to it. Telecom Argentina’s principal uses of cash flows are expected to be for capital expenditures and operating expenses and the payment of dividends to its shareholders. Telecom Argentina expects working capital and funds generated from operations to be sufficient for its present requirements.

Telecom Argentina expects that the principal source of Personal’s liquidity in the near term will be cash flows from operations. Personal’s principal uses of cash flows are expected to be for capital expenditures, operating expenses and dividend payments to Telecom Argentina.

The Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on December 15, 2011, approved the creation of a Medium-Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years. As of the date of this Annual Report, Telecom Argentina is preparing the documentation required by the CNV to approve this program.

The Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, approved the creation of a Medium-term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV has approved this program.

The table below summarizes, for the years ended December 31, 2011, 2010 and 2009, Nortel’s cash flows:

	Year Ended December 31,
	2011	2010	2009
	(P$ millions)

Cash flows from operating activities	5,407	4,246	3,679
Cash flows used in investing activities	(3,020)	(2,342)	(1,688)
Cash flows used in financing activities	(1,122)	(1,609)	(1,681)
Net foreign exchange differences on cash and cash equivalents	31	18	61
Increase in cash and cash equivalents	1,296	313	371
Cash and cash equivalents at the beginning of the year	1,586	1,273	902
Cash and cash equivalents at the end of the year	2,882	1,586	1,273

As of December 31, 2011, 2010 and 2009 Nortel had P$2,882, P$1,586 million and P$1,273 million in cash and cash equivalents, respectively.

Cash flows from operating activities were P$5,407 million, P$4,246 million and P$3,679 million in 2011, 2010 and 2009, respectively. The increase of P$1,161 million in 2011 was mainly due to an increase in the collection of trade receivables, resulting from an increase in revenues, partially offset by higher employee benefit expenses and severance payments and higher income tax paid. The increase of P$567 million in 2010 was mainly due to an increase in the collection of trade receivables resulting from an increase in revenues, partially offset by higher employee benefit expenses and severance payments, higher payments for the acquisition of goods and services and higher income tax paid.

Cash flows used in investing activities were P$3,020 million, P$2,342 million and P$1,688 million in 2011, 2010 and 2009, respectively. The increase of P$678 million in 2011 was mainly due to a higher acquisition of PP&E (amounting to P$421 million) and intangible assets (especially SAC and service connection costs) amounting to P$306 million principally in the Personal Mobile Services segment. The increase of P$654 million in 2010 was mainly due to a reduction in the cash flows generated by investments not considered cash and cash equivalents (amounting to P$230 million) and a higher acquisition of PP&E (amounting to P$314 million) and intangible assets (especially SAC and service connection costs) amounting to P$82 million, principally in the Personal Mobile Services segment.

Cash flows used in financing activities were P$1,122 million, P$1,609 million and P$1,681 million in 2011, 2010 and 2009, respectively. The decrease of P$487 million in 2011 was mainly due to lower payments of debt and related interest amounting to P$522 million. The decrease of P$72 million in 2010 was mainly due to a decrease in the amount of debt payments of the Telecom Argentina Group made during 2010 as a consequence of the total cancellation of Telecom Argentina’s debt during 2009 (amounting to P$959 million) offset by the P$476 million of dividends paid by Telecom Argentina to its noncontrolling shareholders and to the P$354 million paid to Series A Preferred Shareholders.

Debt Obligations and Debt Service Requirements

Non-Deliverable Forward (“NDF”) Contracts to Purchase U.S. Dollars at Fixed Rates

During October 2011, Personal entered into several NDF contracts to purchase a total amount of US$40 million (maturing December 2011) to hedge its exposure to U.S. dollar fluctuations related to accounts payable. However, as the terms of the NDF did not perfectly match the terms of the foreign currency-denominated obligations, these hedges were regarded as ineffective.

Also during October 2011, Personal entered into several NDF contracts amounting to US$12.7 million (maturing December 2011 and March 2012), to hedge its exposure to U.S. dollar fluctuations related to accounts payable. The Company designated these NDF contracts as effective cash flow hedges. As of December 31, 2011, US$6.4 million was outstanding.

In January 2010, and in accordance with its Notes’ hedging policy, Personal entered into several NDF contracts amounting to US$72 million to hedge its exposure to U.S. dollar fluctuations with respect to its Notes (maturing December 2010). Personal designated these NDF contracts as effective cash flow hedges.

In addition, in January 2010, Personal entered into several NDF contracts amounting to US$30.2 million (maturing January through December 2010), to hedge its exposure to U.S. dollar fluctuations related to accounts payable. Personal designated these NDF contracts as effective cash flow hedges.

Indebtedness of Subsidiaries

Personal. In December 2010, Personal amortized its outstanding Series 3 Notes for an amount of approximately US$173 million, according to the terms and conditions of the related indenture. As of December 31, 2011, Personal had no outstanding financial debt.

Núcleo. As of December 31, 2011, Núcleo’s outstanding debt amounted to an equivalent amount of US$41 million. Additional information is set forth in Note 12 to our Consolidated Financial Statements.

Liquidity

The liquidity position for each of Telecom Argentina, Personal and Núcleo is and will be significantly dependent on each individual company’s operating performance, its indebtedness, capital expenditure programs and receipt of dividends, if any, from its subsidiaries, if any.

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

Telecom Argentina expects that its cash flow from its operations will be sufficient to permit Telecom Argentina and its subsidiaries to satisfy their respective indebtedness and other cash requirements in the near to medium-term. However, Telecom Personal may use short-term funding to cover occasional negative operational cash flows.

Telecom’s ability to generate sufficient cash from its operations to satisfy its indebtedness and capital expenditure needs may be affected by macroeconomic factors influencing its business, including, without limitation: the exchange rate of Argentine Pesos to U.S. dollars; rates of inflation; and the achievement of ultimate rates adjustments for basic charges and measured service charges, among others. These factors are not within Telecom’s control. The statements expressed in the preceding paragraphs constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, including those described in this Annual Report in “Item 3—Key Information—Risk Factors.” Actual results may differ materially from Telecom’s expectations as a result of various factors as described above.

Telecom is able to distribute dividends up to the limit of retained earnings determined under Argentine Corporations Law, which must be calculated under Argentine GAAP until it adoption of IFRS for statutory financial reporting as from January 1, 2012.

During 2010, Telecom paid dividends for the year ended December 31, 2009 of approximately P$1,053 million of which P$689 million was paid on May 5, 2010 and P$364 million was paid on December 20, 2010 (of which P$377 million and P$200 million was paid to Nortel, respectively).  This allowed Nortel to make available to the holders of Series A Preferred Shares dividends for the year ended December 31, 2010 of approximately P$389 million (of which P$356 million was approved by Nortel’s Board on October 5, 2010 as provisional dividends and later ratified by the shareholders’ meeting held on April 7, 2011, and P$33 million was approved by such shareholders’ meeting) and an amortization payment of approximately P$196 million (also approved by the shareholders’ meeting held on April 7, 2011). On April 19, 2011, Telecom Argentina paid a dividend of approximately P$915 to its shareholders for the year ended December 31, 2010 (of which P$501 million was paid to Nortel). This allowed Nortel to make available to the holders of Series A Preferred Shares (i) a scheduled redemption payment of approximately P$349 million, (ii) dividends for the year ended December 31, 2010 of approximately  P$58 million to the Series A Preferred Shares subject  to the schedule redemption mentioned in (i) above, and (iii) an amount of approximately P$25 million as an additional distribution amount to those Series A Preferred Shareholders who have entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$ 1= P$1) and releasing Nortel from any claims relating to the “pesificación,” the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the shares subject to such scheduled redemption (all of them approved by Nortel’s shareholders’ meeting held on August 2, 2011). The Board of Directors resolved on its meeting held on April 26, 2012 to call a new meeting following Telecom Argentina’s Annual Shareholders’ meeting, to (i) analyze Telecom’s expected decision to distribute a cash dividend, which would allow Nortel to make a scheduled redemption and dividend payment to the holders of its Series A Preferred Shares, and (ii) convene a General and Special Class “A” Preferred shareholders’ meeting for that purpose. On April 27, 2012, Telecom Argentina’s Annual Shareholders’ meeting approved, among other items the distribution of a cash dividend of P$807 million (P$0.82 per share, of which P$442 million correspond to Nortel) for the year ended December 31, 2011, to be paid on May 10, 2012. On the same day Nortel’s Annual Shareholders’ meeting approved, among other items, the allocation of Nortel’s non-appropriated profit amount as of December 31, 2011, to a voluntary reserve created for the future distribution of dividends, based on Nortel’s lack of liquidity as of the date of the Annual Shareholders’ meeting. If Nortel decides to make a dividend distribution following Telecom’s dividend distribution, all accrued and unpaid amortization and dividends would first be paid to holders of Nortel’s Series A Preferred Shares, until all arrearages under the Series A Preferred Shares have been paid. Nortel does not anticipate issuing dividends to holders of its Series B Preferred Shares for fiscal year 2011. Nonetheless, Nortel expects dividends generated pursuant to its share ownership in Telecom Argentina to be sufficient for its present operations requirements.

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

As of December 31, 2011, Telecom Argentina and its consolidated subsidiaries had approximately P$2,818 million in cash and cash equivalents. Of this amount, approximately P$829 million of cash and cash equivalents were held by Telecom Argentina on a stand-alone basis. Telecom Group has approximately P$46 million of restricted cash in connection with legal proceedings. Such restricted cash has been classified within “Other Receivables” in Telecom’s balance sheet.

Although Telecom had negative working capital as of December 31, 2011, Telecom does not believe that this situation represents a concern as regards Telecom’s ability to continue its operational activities in the foreseeable future considering its high level of cash flow generation and the lack of financial indebtedness.

Capital Expenditures

Telecom estimates that its capital expenditures will be approximately P$4.0 billion for 2012 (P$3.0 billion in tangible assets and P$1.0 billion in intangible assets, particularly SAC). Telecom expects that Telecom Argentina will invest primarily to sustain the growth in Broadband services, to supply mobile operators with the necessary infrastructure and to continue with the updating of commercial and support systems. Regarding Personal, the expansion of its network infrastructure will continue, and special effort will be made to extend 3G technology coverage and bandwidth for mobile data transmission and to acquire subscribers in order to remain in a competitive position and to increase our customer base. See “Item 3—Key Information—Risk Factors—Risks Associated with Telecom and its Operations—Telecom operates in a competitive environment which may result in a reduction in its market share in the future.” Telecom expects to finance its capital expenditures through cash generation through its operations and cash on hand; therefore, its ability to fund these expenditures is dependent on, among other factors, its ability to generate sufficient funds internally. Telecom Argentina’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its regulated rates, since the cost of imported materials may increase in peso terms (as a result of the decline in the peso/U.S. dollar exchange rate and higher inflation).

Financial Ratio

Under the terms and conditions of the Series A and Series B Preferred Shares, we have agreed not to allow Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any financial debt, if as a result of doing so, Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares), as shown in its unconsolidated financial statements prepared under Argentine GAAP, exceeds 1.75. Since March 2002, the ratio of Telecom Argentina’s total liabilities to its shareholders’ equity exceeded 1.75 as a consequence of the devaluation of the peso. As a result of Nortel’s violation of this covenant, the Series B Preferred Shares acquired, together with the Series A Preferred Shares, the right to appoint one member of the Nortel Board of Directors. Since December 31, 2006 such ratio no longer exceeded 1.75 to 1 and as a result, Series B Preferred Shareholders did not have director voting rights in fiscal years 2007-2011 and will not have director voting rights in fiscal year 2012. The Series A Shareholders have retained their right to appoint a member of the Nortel Board of Directors as a result of the non-payment of the Base Dividend (as such term is defined in the terms of issuance of such Preferred Series A Shares) corresponding to the fiscal year ended December 31, 2001 and subsequent fiscal years. Accordingly, at Nortel’s annual shareholders’ meeting held on April 7, 2011, the Series A Preferred shareholders appointed Javier Errecondo as Director and Saturnino Jorge Funes as his alternate director. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares—Nortel’s Capital Stock.”

Related Party Transactions

During 2011, Telecom entered into certain transactions with its indirect shareholders Telecom Italia and W de Argentina—Inversiones or their affiliates in the ordinary course of business. For a description of these transactions, see “Item 7—Major Shareholders and Related Party Transactions.”

Taxes

Turnover Tax

Under Argentine tax law, the Company is subject to a tax levied on interest from financial investments at a rate of 6% and Telecom is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Rates in effect ranged from 2.5% to 6.5% for the years ended December 31, 2011, 2010 and 2009, depending on the jurisdiction or goods and services subject to the tax.

Income Tax

Nortel’s and Telecom’s income tax rate is currently 35% of taxable net income for the companies located in Argentina, 10% for Núcleo, 25% for Springville and 34% for Telecom USA. The amount of income subject to tax is calculated according to tax regulations which contain a different methodology for calculating net taxable income than the methodology used for the preparation of our Consolidated Financial Statements under IFRS. The differences between the methodology of computing income under the tax regulations and under IFRS make it difficult to determine the taxable net income from our income statements. For instance, some deductions from income normally accepted for accounting purposes are not deductible and accordingly, must be added back to income for tax purposes.

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

Net losses can generally be carried forward and applied against future taxable income for five years.

Costs Associated with Income Taxes Paid by Foreign Lenders

Pursuant to the terms and conditions of Telecom’s loans outstanding during 2010 and 2009, Telecom was required to reimburse its foreign lenders for Argentine income taxes payable by the lenders with respect to the interest on the loans by increasing or “grossing up” the amount of interest paid to these lenders such that, after payment of the Argentine taxes, the lenders have received the contractual interest rate. The withholding rate on interest payments to foreign beneficiaries is 15.05% (17.7163% with gross-up) if the lenders are banks or financial entities located in jurisdictions that are neither tax-free nor subject to taxation according to Argentine income tax rulings or have entered into treaties with Argentina providing for exchange of information upon request by the respective authority. Furthermore, unless their internal rulings provide otherwise, requests for banking, stock exchange or other secret information cannot be challenged. To be eligible for the 15.05% withholding rate, the financial entity must be under the supervision of a respective central bank or equivalent authority. If the lender did not meet the aforementioned requirements, the withholding rate would be 35% (53.8462% with gross-up). Interest payments on notes (obligaciones negociables) that met the requirements of Section 36 of the Negotiable Obligations Law and are held by foreign beneficiaries remained income tax-exempt.

Thin Capitalization Rules

Argentine Law No. 25,784, which was published in the Official Bulletin in October 2003, modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds by two times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments. During fiscal years 2011, 2010 and 2009, Nortel and Telecom’s deduction of interest expenses was not limited because Nortel and Telecom were able to satisfy the conditions required for such deduction.

Tax on Minimum Presumed Income

Nortel and certain of the companies in the Telecom Group located in Argentina are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of Nortel’s assets is determined in accordance with the criteria established under the tax laws. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of tax on minimum presumed income in excess of the income tax for such year may be carried forward for a period of up to ten years. This excess may be treated as a credit that may be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. During fiscal years 2011, 2010 and 2009, income tax was higher than tax on minimum presumed income. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income. Nortel paid minimum presumed income tax for years 2009, 2010 and 2011.

Value Added Tax (VAT)

VAT does not have a direct impact on our or Telecom’s results of operations. VAT paid by Telecom to its suppliers is applied as a credit toward the amount of VAT charged by Telecom to its customers and the net amount is passed through to the Argentine government. VAT rates are 21%, 27% and 10.5%, depending on the type of the transaction and tax status of the customer.

The import of services (including financial services) by Argentine VAT taxpayers registered for VAT purposes, or responsables inscriptos, such as Telecom, is subject to VAT. In the case of loans, if the lender is a bank or a financial entity located in a country whose central bank has adopted the Banking Supervision Standards of the Basel Committee, the rate is 10.5%. If the foreign lender is one other than those mentioned above, the rate is 21%.

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

During 2011, 2010 and 2009, the Company and Telecom charged to its income statement P$172, P$140 million and P$107 million, respectively, of this tax.

On February 6, 2003, the Ministry of Economy, through General Resolution No. 72/03, authorized us to increase the Basic telephone services rates by the amount of the tax on deposits to and withdrawals from bank accounts as provided for in General Resolution No. 72/03. The amount of the tax charged must be shown in detail on the customers’ bills. The amounts charged before General Resolution No. 72/03 were approximately P$23 million. This amount was subsequently corroborated by CNC audits, resulting in a receivable for Telecom for P$23 million which was recorded under “Other receivables” during 2007. That receivable can be offset with existing and/or future regulatory duties. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rate Regulations—Tax on deposits to and withdrawals from bank accounts (“IDC”),” in the Telecom Form 20-F included as an exhibit hereto.

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

The tax rate applied is 0.50%. This tax is computed based on the value of our shareholders’ equity as stated on the most recent annual balance sheet of the Company. The amount paid by us and pending collection from our shareholders as of December 31, 2011, was approximately P$19 million and an allowance was recorded for such amount.

We have, from time to time, requested that our shareholders reimburse us for the amounts of tax on personal property paid on their behalf and have received partial reimbursement of such taxes. As of the date hereof, holders of Ordinary Shares have reimbursed us approximately US$354,400 and holders of Series B ADSs, Series B Preferred Shares and Series A Preferred Shares have reimbursed us approximately US$2,007,292. We expect that a substantial portion of the remaining tax amount that is not reimbursed will result in an additional expense for us. As of December 31, 2011, we recorded an allowance of approximately P$17 million for the credit of the accounts paid by us for this tax. Whenever applicable, Nortel may continue to deduct amounts paid on behalf of its shareholders on account of the tax on personal property from any future dividend payment made to such shareholders.

Other Taxes and Levies

Telecom is subject to a levy of 0.5% of its monthly revenues from telecommunications services. The proceeds of this levy are used to finance the activities of the Regulatory Bodies. The amount of this levy is included in Telecom’s consolidated income statement within “Taxes and fees with the Regulatory Authority.”

Law No. 25,239 imposes a tax on Personal of 4% (tax on mobile and satellite services) of amounts invoiced excluding VAT but including the excise tax, which results in an effective tax rate of up to 4.167%.

Law No. 26,539 amends the excise tax and establishes that the importation and sale of technological and computer goods, including mobile phones, is subject to the excise tax at a rate of 17%, resulting in an effective tax rate of up to 20.48%, effective from December 1, 2009.

Since the beginning of 2001, telecommunication services companies have been required to pay a Universal Service tax to fund Universal Service requirements. The Universal Service tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the Universal Service tax. The rate is 1% of total billed revenues. See “Item 4—Information on the Company—Regulatory Framework——Regulatory Environment—Decree No. 764/00,” in the Telecom Argentina Form 20-F incorporated herein by reference.

Law No. 26,573, which was regulated in 2010, imposes a levy of 1% of the monthly revenues from telecommunication services, excluding prepaid services, which must be collected from the customers. The proceeds of this levy are used to finance the activities of the Ente Nacional de Alto Rendimiento Deportivo — ENARD (National Board of High Performance Sport).

Research and Development, Patents and Licenses, etc.

None.

Trend Information

The information contained under “Item 5—Operating and Financial Review and Prospects—Trend Information” in the Telecom Argentina Form 20-F included as an exhibit hereto is hereby incorporated herein by reference.

Contractual Obligations

Nortel does not have material contractual obligations or purchase commitments. Telecom Argentina’s consolidated contractual obligations and purchase commitments as of December 31, 2011 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Argentine Pesos)
Debt obligations (1)	29	125	8	—	162
Operating lease obligations	214	305	104	90	713
Purchase obligations (2)	1,924	43	51	179	2,197
Other long-term liabilities (3)	59	110	62	60	291
Total	2,226	583	225	329	3,363

(1)          Includes P$28 million of future interest.

(2)          Other than operating lease obligations.

(3)          Includes voluntary retirement program, pension benefits and other long-term payables.

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

General

Nortel’s sole substantial activity is owning a controlling interest in Telecom Argentina’s ordinary shares and its sole substantial source of cash income is cash dividends paid on such shares. The unconsolidated financial data as of December 31, 2011 included herein accounts for Nortel’s approximately 54.74% of the common stock of Telecom. The Consolidated Financial Statements included elsewhere in this Form 20-F consolidate Telecom’s operations with Nortel’s. Nortel’s principal use of cash is to make redemption payments on any debt, dividend and redemption payments on its preferred stock and dividend payments on its ordinary shares. Nortel is required to allocate earnings first, to make dividend and redemption (amortization) payments on the Series A Preferred Shares, payable before the end of May. A percentage equal to 48.96%, calculated in accordance with a formula set forth in the terms of the Series B Preferred Shares, of cash remaining after Nortel has paid or reserved for its operating expenses is required to be distributed to the holders of Series B Preferred Shares. The remaining cash equal to 51.04% is distributed to holders of ordinary shares. Nortel is required to distribute all of its cash every year, according to the terms and conditions of the Series A and Series  B Preferred Shares. Nortel may only make dividend payments to holders of Series A and Series B Preferred Shares and holders of ordinary shares and redemption payments on the Series A Preferred Shares if it has sufficient retained earnings legally available for distribution, in accordance with Argentine law, which provides that dividends may be paid out of liquid and realized profits based on a financial statement prepared under Argentine GAAP.

See “Liquidity and Capital Resources” in the consolidated financial analysis above for a discussion of Telecom Argentina’s cash dividend payments and Nortel’s application of proceeds therefrom.

Administrative Expenses

Administrative expenses in 2011 and 2010 were approximately P$24 million and P$9 million, respectively, consisting primarily of employee benefit expenses, taxes and fees for services.

Financial Results, Net

For 2011 and 2010, net financial results amounted to P$80 million and a loss of P$155 million, respectively, due to interest on financial debt including payments to holders of Series A Preferred Shares.

See “—Liquidity and Capital Resources,” in the consolidated financial analysis above for a discussion of Nortel’s liquidity and details regarding the cash dividend issued by Telecom Argentina and Nortel’s application of proceeds therefrom.

At present, Nortel is unable to predict whether Telecom Argentina will make any additional future dividend payments, and consequently, whether Nortel will make future dividend or redemption payments.

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

At December 31, 2011 and 2010, Nortel had approximately P$64 million and P$210 million, respectively, of cash and cash equivalents on a stand-alone basis (excluding amounts held by Telecom).

Should Telecom Argentina pay dividends in future periods, Nortel expects to service its obligations in respect of its preferred shares out of such dividends received by it. However, at present, Nortel is unable to predict whether Telecom Argentina will make any additional future dividend payments.

As of December 31, 2011, Nortel’s only outstanding financial debt consisted of approximately P$423.4 million payable to holders of Series A Preferred Shares, which is considered indebtedness under IFRS.

Off-Balance Sheet Arrangements

None.

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

ITEM 6.                             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors

Nortel’s Board of Directors is responsible for the management of Nortel’s business. The Company’s bylaws provide that Nortel’s Board of Directors will consist of no less than four but no more than eight members and an equal number of alternate directors, for the same term to fill any vacancies. Shareholders must appoint a number of alternate directors equal to or less than the number of directors. Therefore, as of this date Nortel has seven directors, and seven alternate directors. Three directors and three alternate directors are independent under SEC regulations and therefore are neither employed by, nor affiliated with, Telecom, the Telecom Italia Group or W de Argentina—Inversiones. See “Item 7—Major Shareholders and Related Party Transactions.” The directors are so elected at a shareholders’ meeting and hold office for a renewable term of three years (pursuant to an amendment to the Company’s bylaws approved by the extraordinary shareholders’ meeting held on October 26, 2010) or until replaced at a shareholders’ meeting. See “Item 7—Major Shareholders and Related Party Transactions—Shareholders’ Agreements” in the Telecom Form 20-F included as an exhibit hereto. As a result of Nortel’s failure to pay the required dividends on the Series A preferred shares, the Series A shareholders are entitled to elect one director and one alternate director. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares—Nortel’s Capital Stock.”

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

See “Item 7—Major Shareholders and Related Party Transactions—Shareholders’ Agreement” for a description of certain agreements relating to the appointment of members of the Board of Directors.

The following table lists the directors and alternate directors of the Company as of December 31, 2011:

Name	Position	Class of Shares Represented	Date of Designation
Franco Alfredo Livini	Chairman of the Board of Directors	Ordinary	April 7, 2011
Eduardo Federico Bauer	Vice Chairman of the Board of Directors	Ordinary	April 7, 2011
Andrea Balzarini	Director	Ordinary	April 7, 2011
Ciro Di Cecio	Director	Ordinary	April 7, 2011
Enrique Llerena	Director	Ordinary	April 7, 2011
Julio Pedro Naveyra	Director	Ordinary	April 7, 2011
Javier Errecondo	Director	Preferred A	April 7, 2011
Dionisio Dima	Alternate Director	Ordinary	April 7, 2011
Francesco Saverio Bruno	Alternate Director	Ordinary	April 7, 2011
Pedro Eugenio Aramburu	Alternate Director	Ordinary	April 7, 2011
Maria Paola Martinuzzi (1)	Alternate Director	Ordinary	December 16, 2011
Pablo Rodrigo Tarantino	Alternate Director	Ordinary	April 7, 2011
Fabiana Leticia Marges	Alternate Director	Ordinary	April 7, 2011
Saturnino Jorge Funes	Alternate Director	Preferred A	April 7, 2011

(1)   Provisionally appointed by the Supervisory Committee to replace Magdalena Maria Herrera Poitevin, elected as alternate director on April 7, 2011, whose resignation was accepted by Nortel’s Board on December 16, 2011.

Franco Alfredo Livini is an industrial engineer. He is Chairman of Pirelli Neumáticos SAIC. He is also Chairman of the Board of Directors of Sofora. He was born on December 10, 1928.

Eduardo Federico Bauer is a lawyer. He is Vice Chairman of the Board of Directors of Micro Sistemas. He is an alternate director of Sofora, Telecom Argentina S.A. and Personal S.A. He is also an Alternate Director of Caja de Seguros S.A., La Caja Aseguradora de Riesgos del Trabajo ART S.A., La Caja de Seguros de Retiro S.A., La Estrella S.A. Cía de Seguros de Retiro, Ritenere S.A. and Pluria Productores de Seguros S.A. He was born on January 14, 1950.

Andrea Balzarini is an economist.  Mr. Balzarini has carried out different roles in Pirelli, Olivetti and joined the Telecom Italia Group in 2003. He is Head of Finance, in the Administration, Finance and Control and International Development Department in Telecom Italia S.p.A. He was born on September 19, 1970.

Ciro Di Cecio holds a PhD in Political sciences. He has been the legal representative of Telecom ltalia S.p.A. in Argentina starting from January 2011. Mr. Di Cecio has carried out increased responsibilities in a twenty-year career in Human Resources management in Autostrade S.p.A., Pirelli, Olivetti and Telecom ltalia Mobile (TIM) where he was Human Resources Vice President. From 2007 to 2011 Mr. Di Cecio was CEO of Telecontact Center S.p.A. (100% owned by Telecom Italia) managing customer services for Telecom ltalia customers. He was born on September 21, 1959.

Enrique Llerena is a lawyer. He is a Director of Tradelog S.A. and an Alternate Director of SZ Consultores en Arte S.A. He was born on April 9, 1955.

Julio Pedro Naveyra is an accountant. He is Director of Gas Natural Ban S.A. and Grupo Concesionario Oeste S.A. He is member of the Supervisory Committees of Exxon Mobil, Exxon Exploration, Exxon Business Center, Ford Motor, Ford Credit Plant Ovalo, Sandoz Laboratories and Supermercados Makro (SAV). He was born on March 24, 1941.

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

Pedro Eugenio Aramburu is a lawyer. He is, among others, president of Salfa Construcciones Trasandinas S.A., director of Compañía Naviera Horamar S.A., Globe Metales S.A., Ultracore Energy S.A., TMLUC Argentina S.A., Ojo de Vino S.A., OCP de Argentina S.A., Ficosa Argentina S.A. and Sato Argentina S.A., alternate director of Achernar S .A., Distrilec Inversora S.A., syndic of Centro Logístico Aplicado S.A., Empresas Verdes Argentinas S.A., EPD de Argentina S.R.L., Las Misiones S.A., L’Unión de Paris Compañía Argentina de Seguros S.A, Patagonia Organic Meat Company S .A., Servicios de Personal Logístico S.A., AVEX S.A. and Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A., and alternate syndic of Pilar del Este S.A. In 2003 he was associated with the Madrid offices of Cuatrecasas. During 1997 and 1998 he was a New York based associate with law firm Dewey Ballantine (currently Dewey & LeBoeuf). He holds a law degree from the Argentine Catholic University and a Master of Laws from Columbia Law School. He was born on September 23, 1971.

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

Maria Paola Martinuzzi is an accountant. She is an alternate director of Sofora. Mrs. Martinuzzi joined the Telecom Italia Group in 1996. She was born on April 9, 1969.

The following table lists the directors and alternate directors of the Company as of the date of this Annual Report:

Name	Position	Class of Shares Represented	Date of Designation
Patrizio Graziani (1)	Chairman of the Board of Directors	Ordinary	April 27, 2012
Eduardo Federico Bauer	Vice Chairman of the Board of Directors	Ordinary	April 7, 2011
Andrea Balzarini	Director	Ordinary	April 7, 2011
Ciro Di Cecio	Director	Ordinary	April 7, 2011
Enrique Llerena	Director	Ordinary	April 7, 2011
Julio Pedro Naveyra	Director	Ordinary	April 7, 2011
Javier Errecondo	Director	Preferred A	April 7, 2011
Dionisio Dima	Alternate Director	Ordinary	April 7, 2011
Francesco Saverio Bruno	Alternate Director	Ordinary	April 7, 2011
Pedro Eugenio Aramburu	Alternate Director	Ordinary	April 7, 2011
Maria Paola Martinuzzi (2)	Alternate Director	Ordinary	April 27, 2012
Pablo Rodrigo Tarantino	Alternate Director	Ordinary	April 7, 2011
Fabiana Leticia Marges	Alternate Director	Ordinary	April 7, 2011
Saturnino Jorge Funes	Alternate Director	Preferred A	April 7, 2011

(1)   Provisionally appointed by the Supervisory Committee to replace Franco Alfredo Livini, elected as Chairman of the Board of Directors on April 7, 2011, whose resignation was accepted by Nortel’s Board on April 18, 2012 and took effect on April 27, 2012.

(2)   Ratified as alternate director by the Annual shareholders’ meeting held on April 27, 2012.

Patrizio Graziani is graduated in Economics and Commerce. He is Assistant of the Chairman of Telecom Italia S.p.A. and Chairman of HR Services. He is also a director of Personal and Sofora. He was born on April 3, 1965.

Eduardo Federico Bauer - see directors and alternate directors of the Company through December 31, 2011 above.

Andrea Balzarini - see directors and alternate directors of the Company through December 31, 2011 above.

Ciro Di Cecio - see directors and alternate directors of the Company through December 31, 2011 above.

Enrique Llerena - see directors and alternate directors of the Company through December 31, 2011 above.

Julio Pedro Naveyra  — see directors and alternate directors of the Company through December 31, 2011 above.

Javier Errecondo - see directors and alternate directors of the Company through December 31, 2011 above.

Dionisio Dima - see directors and alternate directors of the Company through December 31, 2011 above.

Francesco Saverio Bruno - see directors and alternate directors of the Company through December 31, 2011 above.

Pedro Eugenio Aramburu - see directors and alternate directors of the Company through December 31, 2011 above.

Pablo Rodrigo Tarantino - see directors and alternate directors of the Company through December 31, 2011 above.

Fabiana Leticia Marges - see directors and alternate directors of the Company through December 31, 2011 above.

Saturnino Jorge Funes - see directors and alternate directors of the Company through December 31, 2011 above.

Maria Paola Martinuzzi - see directors and alternate directors of the Company through December 31, 2011 above.

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

Nortel’s bylaws provide that the Supervisory Committee is to be formed by three members and three alternate members, elected by the majority vote of all shareholders of ordinary shares. Members of the Supervisory Committee are elected to serve one-fiscal year terms and may be reelected.

The following table lists the members and alternate members of the Supervisory Committee through December 31, 2011 and, otherwise mentioned, as of the date of this Annual Report:

Name	Position and Date of Designation*	Profession
Adela Alicia Codagnone	Member of the Supervisory Committee— April 27, 2012	Lawyer
Diego Serrano Redonnet	Member of the Supervisory Committee— April 27, 2012	Lawyer
Gerardo Prieto	Member of the Supervisory Committee— April 27, 2012	Accountant
Luis Miguel Incera (1)	Alternate Member of the Supervisory Committee— April 7, 2011	Lawyer
Lautaro Damián Ferro (2)	Alternate Member of the Supervisory Committee— April 7, 2011	Lawyer
Guillermo Feldberg	Alternate Member of the Supervisory Committee— April 27, 2012	Accountant

*                 Term of position expires or may be extended at the next annual shareholders’ meeting.

(1)   Replaced by Cristian Alberto Krüger, designated as alternate Member of the Supervisory Committee by the Annual shareholders’ meeting held on April 27, 2012.

(2)   Replaced by Pablo Rueda, designated as alternate Member of the Supervisory Committee by the Annual shareholders’ meeting held on April 27, 2012.

Adela Alicia Codagnone is a lawyer. She joined Estudio Pérez Alati, Grondona, Benites, Arntsen y Martínez de Hoz (h) in December 1995. She holds a bachelor’s degree in law (1989) and a law degree (1991) from the Universidad de Buenos Aires. She also completed a postgraduate course on business law (1994) at the Universidad Argentina de la Empresa and completed a postgraduate course on corporate law (2003) at the Universidad de Buenos Aires. She has also attended several courses on commercial and corporate law. She is a member of the Buenos Aires City Bar Association and of the Bar Association of San Martín, Province of Buenos Aires. She is a member of the Supervisory Committee of Sofora, Nortel, Telecom Argentina, Personal and Micro Sistemas. She is an alternate member of the Supervisory Committee of Lan Argentina S.A., Inversora Cordillera S.A. and Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A. She was born on December 20, 1966.

Diego Serrano Redonnet is a lawyer. He is a member of the Supervisory Committees of Personal, Sofora, Micro Sistemas, Banco Santander Río S.A., BJ Services S.R.L., BRS Investment S.A., America Latina Tecnología S.A., Santander Río Servicios S.A., Perevent Empresa de Servicios Eventuales S.A., Prestamos de Consumo S.A., Santander Río Trust S.A., Santander Sociedad de Bolsa S.A., Gas Argentino S.A. and Metrogas S.A. He holds a law degree from the Argentine Catholic University and a Master of Laws from Harvard Law School. He was born on September 18, 1966.

Gerardo Prieto is an accountant. He has been a member of the Supervisory Committee since 2004. He is also a member of the Supervisory Committees of Sofora, Personal, Telecom Argentina and Micro Sistemas. He is

Chairman of Campofin S.A., Polifin S.A., Pluria Productores de Seguros S.A., La Caja Aseguradora de Riesgos del Trabajo ART S.A. and Cabaña Doble G del Litoral S.A. He is a Director of Standard Bank Argentina S.A., Caja de Seguros S.A., Gregorio Numo y Noel Werthein S.A.A.G.C. e I. and Ritenere S.A. He is also an alternate director of La Caja de Seguros de Retiro S.A., Caja de Ahorro y Seguro S.A. and La Estrella S.A. Compañía de Seguros de Retiro. He was born on March 3, 1951.

Luis Miguel Incera is a lawyer. He is a member of the Advisory Committee of Alpargatas S.A.I.C. and a member of the Supervisory Committees of Alpargatas Textil S.A., Alpargatas Calzados S.A., Alpargatas Textil Exportadora S.A., Calzado Catamarca S.A., Textil Catamarca S.A., Confecciones Textiles S.A., Alpaline S.A., and Fiduciaria del Sur S.A. He is a director and Chairman of the Board of Directors of Viñas Don Martín S.A. and an alternate director of Arbumasa S.A. He is an alternate member of the Supervisory Committees of Personal, Telecom Argentina, Micro Sistemas and Sofora. He was born on March 16, 1957.

Lautaro Damián Ferro is a lawyer. He graduated from the Universidad de Buenos Aires in 1999, with honors. During the years 2007 and 2008 he studied for a Master in Business Law at the Universidad de San Andres. He is the author of “Prescription Concursal vs Tributaria,” La Ley, Supl. Economico, June 17, 2008. Since May 2004, he has been a senior associate at Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz (h) in Buenos Aires, Argentina. He specializes in complex litigation matters. He is an alternate member of the Supervisory Committee of Telecom Argentina and Alpargatas. He was born on October 25, 1972.

Guillermo Feldberg is a public accountant. He has been an alternate member of our Supervisory Committee since 2004. He is also an alternate member of the Supervisory Committees of Telecom Argentina S.A., Personal, Micro Sistemas S.A., Cubecorp, and Sofora Telecomunicaciones S.A. He is Chairman of Agropecuaria La Victoria S.A., Caroline Establecimientos Agropecuarios S.A., Ineba S.A., Izzalini Trade S.A., GWF S.A., Majuida S.A., Asociación ORT Argentina and Pintarko S.A. He is Vice Chairman of Doble “G” del Litoral S.A. and Fundación Ineba (Instituto de Neurociencias Buenos Aires). He was born on February 20, 1951.

Cristian Alberto Krüger is a lawyer. He holds a law degree from the School of Law, University of Buenos Aires and a Master of Laws from the Southern Methodist University, Dallas, Texas. He was born on August 12, 1965.

Pablo Rueda is a lawyer. He holds a law degree from the School of Law, University of Buenos Aires. He was born on May 15, 1964.

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

On May 22, 2001 the Argentine government issued Decree No. 677/01, entitled “Regulation of Transparency of the Public Offering,” or the “Transparency Decree.” The intention of this decree was to move towards the creation of an adequate legal framework that may strengthen the level of protection of investors in the market. The main objectives of the Transparency Decree are to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient reallocation from savings to investments and good practices in the administration of corporations.

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

At the Board of Directors meeting held on May 10, 2004, the Board of Directors resolved the final composition of the Audit Committee, and the Audit Committee came into effect.

According to the “Normativa de Implementación del Comité de Auditoría,” (a set of guidelines for the Audit Committee filed with the CNV) in case of resignation, dismissal, death or lack of capacity of any of the members of the Audit Committee, the Board of Directors shall immediately appoint a replacement, who shall remain in such position until the following annual shareholders’ meeting.

At its meeting of April 27, 2012, the Board of Directors elected Mr. Enrique Llerena, Mr. Julio Pedro Naveyra and Mr. Javier Errecondo (all of whom have the experience required by Section 13, Chapter II of the CNV rules and are independent directors under SEC regulations). Under CNV rules, Mr. Enrique Llerena and Mr. Julio Naveyra are independent directors and Mr. Javier Errecondo is a non-independent director. Mr. Naveyra was appointed as the Committee’s financial expert.

There is no family relationship between any Director, Alternate Director, member of the Supervisory Committee or executive officer and any other Director, Alternate Director, member of the Supervisory Committee or executive officer.

Officer

One June 23, 2011, José Gustavo Pozzi, who had been the sole officer General Manager of Nortel since December 2003, informed the Board of Directors of his departure as Nortel’s General Manager, effective as of June 30, 2011, due to personal reasons. The Board accepted the terms and conditions of Mr. Pozzi’s resignation and appointed Mr. Jorge Alberto Firpo as Nortel’s General Manager and Responsible for Market Relations, effective as of July 1, 2011.

Jorge Alberto Firpo is an electrical engineer and a graduate of the Universidad Tecnológica Nacional. He is a director of Telecom Argentina USA Inc. and alternate director of Telecom Personal. Previously, he was head of purchases and logistics at Telecom Italia America Latina S.A.

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

Compensation

The aggregate compensation paid by Nortel and its subsidiaries or accrued by them during the twelve months ended December 31, 2011 to the members and alternate members of the Board of Directors, the members of the Supervisory Committee, and the officer of Nortel (including exiting officer José Gustavo Pozzi and current officer Jorge Alberto Firpo), as a group, was approximately P$ 10.5 million. Such amounts include compensation paid by Telecom Argentina and Telecom Personal to directors and members of the Supervisory Committee of Nortel for their services as members of the Board of Directors and the Supervisory Committee of Telecom Argentina and Telecom Personal, as applicable, and, in the case of the officer of Nortel, include fixed and variable compensation, retention plan benefits and severance payments.

Employees

As of December 31, 2011, Nortel had 3 employees, each of which perform general and administrative services. For information regarding Telecom’s employees, see “Item 6—Directors, Senior Management, and Employees—Employees and Labor Relations” in the Telecom Form 20-F included as an exhibit hereto.

Share Ownership

None.

ITEM 7.                             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The ownership of Nortel’s ordinary shares as of April 30, 2012 was as follows:

Shareholder	Percentage
Sofora Telecomunicaciones S.A.	100%

Sofora

Sofora is an Argentine holding company which owns 100% of the ordinary shares of Nortel, which represents 74.01% of the total capital stock of Nortel.

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

W de Argentina - Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. have signed a Shareholders’ Agreement for the joint management of Sofora, Nortel, Telecom Argentina and its subsidiaries, including Telecom Personal, which was amended on August 5, 2010, on October 2010 and on March 2011.

The information contained under “Item 7—Major Shareholders and Related Party Transactions” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated herein by reference in partial answer to this Item 7. See Exhibit 15(b).

The Telecom Italia Group

The Telecom Italia Group operates mainly in Europe, South America and the Mediterranean Basin.

The Telecom Italia Group is engaged principally in the communications sector and, particularly, the fixed and mobile national (Italy) and international telecommunications sector, the television sector and the office products sector.

As of December 31, 2011, the Telecom Italia Group had approximately 14.7 million physical accesses (consumer and business) in Italy, a decrease of 0.7 million compared to December 31, 2010. The wholesale customer portfolio in Italy reached approximately 7.1 million accesses for telephone services as of December 31, 2011, an increase of approximately 0.3 million compared to December 31, 2010.

The broadband portfolio in Italy reached 9.1 million accesses as of December 31, 2011 (consisting of approximately 7.1 million retail accesses and 2.0 million wholesale accesses), stable compared to December 31, 2010 (a market share of 53%).

In addition, the Telecom Italia Group had approximately 32.2 million mobile telephone lines as of December 31, 2011 in Italy, an increase of 1.2 million mobile telephone lines compared to December 31, 2010.

As of December 31, 2011, the Telecom Italia Group had 64.1 million mobile telephone lines in Brazil (51.0 million as of December 31, 2010).

During 2011, Telecom Italia International N.V (a company of the Telecom Italia Group) acquired 8% of Nortel’s total Class B Preferred Shares (without voting rights) and also made a public announcement together with Telecom Italia S.p.A. regarding the acquisition of Class B Shares representing 1.58% of Telecom Argentina’s capital stock through the local company Tierra Argentea S.A.

After the above-mentioned acquisitions and as of the date of this Annual Report, the Telecom Italia Group direct and indirect stake in Telecom Argentina amounts to 22.7% of its economic rights.

W de Argentina — Inversiones S.L.

W de Argentina—Inversiones, a company of the Werthein Group, is a company owned by Daniel Werthein, Adrián Werthein, Gerardo Werthein and Darío Werthein. The Werthein Group’s main lines of business include farming and oil operations, insurance and financial activities and real estate activities, as described below:

•                  Farming and Oil Operations. Gregorio, Numo y Noel Werthein S.A.A.G.C. e I. (“GNNW”) is the name of the company that handles the businesses of the Werthein Group, mainly related to agribusiness activities and food products. The company owns more than 217,576 acres in the primary farming areas of Argentina, harvesting more than 57,675 tons of different crops and with more than 27,439 heads of cattle dedicated to meat production.  It is also involved in the manufacturing of processed fruits as well as teas and other infusions.  Most of its products are aimed at the international markets with important exports worldwide. GNNW is also carrying out, through joint ventures, studies, exploration and exploitation of hydrocarbon in Province of La Pampa, Argentina.

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

•                  Real Estate Activities. The Werthein Group conducts real estate, construction, consulting, public works and other real estate related activities through its interests in other companies.

Ownership of Nortel’s Ordinary Shares

The following table sets forth, as of April 30, 2012 (except as described below), and based upon information available to the Company, each owner of 5% of any class of the Company’s equity securities and the total amount of each class of the Company’s equity securities owned by the Company’s directors and officers, as a group.

	Number of Shares Owned	Percent of Class
Series A Preferred Shares (1)(2):
Banco Santander Rio, Buenos Aires	254,017	63.22%
Standard Bank Plc	131,006	32.61%
Series B Preferred Shares (1)(2)(3):
Fintech Advisory Inc.	172,760	11.75%
Berkley Ventures Ltd	180,568	12.28%
Galisteo Investments C.V.	145,000	9.86%
Inversiones Milano S.A. (in the process of changing its name to Tierra Argentea S.A.)	117,588	8.00%
Ordinary Shares:
Sofora Telecomunicaciones S.A.	5,330,400	100%

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

As of April 30, 2012, there were approximately 29,409,100 Series B ADSs (representing 1,470,455 Series B Preferred shares, or 100% of all Series B Preferred shares outstanding) held in the United States. Since certain of these Series B ADSs are held by nominees, the number of beneficial owners may be greater or less than such estimate.

“Telco” and “TI-W” Commitments

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefónica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Telco Transaction”). On December 22, 2009, Sintonia S.A. (Benetton) left the consortium and its participation was assumed by the remaining shareholders of Telco S.p.A. on a pro rata basis. As of December 31, 2011, Telco holds 22.4% of Telecom Italia S.p.A.’s voting shares. As a result of the Telco Transaction, since October 2007, Pirelli & C. S.p.A., its controlled subsidiaries and its related parties have ceased to be related parties of Telecom Argentina and its subsidiaries.

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

On August 5, 2010, Telecom Italia S.p.A., Telecom Italia Internacional N.V. and W de Argentina agreed to:

•                  A settlement agreement to end all legal proceedings existing between the parties as direct shareholders of Sofora and indirect shareholders of the remaining companies of the Telecom Argentina Group (Sofora, Nortel, Telecom Argentina and its subsidiaries and Personal and its subsidiaries), which had been originated as a result of the Telco Transaction.

•                  Amend the 2003 Shareholders Agreement. The amendment includes, among other things, certain measures to guarantee a more efficient corporate governance of the Telecom Argentina Group companies. As part of the agreement, a Telecom Argentina and Personal’s Regulatory Compliance Committee was created and will remain in place for as long as Telefónica, S.A. (of Spain) owns any subsidiaries in Argentina and concurrently maintains any direct or indirect participation in the Telecom Italia Group and maintains corporate rights similar to those provided by the Telco Transaction.

•                  The transfer of 8% of the capital stock of Sofora from W de Argentina to Telecom Italia International N.V., subject to the applicable authorizations. This increased Telecom Italia Group’s participation to 58% of the capital stock of Sofora (the “TI-W Transaction”).

On October 6, 2010, Telefónica, S.A. (of Spain), Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A. Telco S.p.A, Telecom Italia S.p.A., and, as intervening parties, Telecom Italia International N.V., Sofora, Nortel, Telecom Argentina, Personal, Telefónica de Argentina S.A. and Telefónica Móviles Argentina S.A., submitted before the CNDC an agreement (the “Telco Commitment”). The Telco Commitment ensures the separation and independence of the activities in the Argentine telecommunications market, of Telefónica, S.A. (of Spain) and its controlled subsidiaries, on one hand, and Telecom Italia S.p.A., Telecom Italia International N.V., Sofora, Telecom Argentina and Personal, on the other, preserving and encouraging the competition conditions of such companies’ activities in the national market.

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

On October 13, 2010, the transfer of 8% of the shares of Sofora in favor of Telecom Italia International N.V. was perfected. Based on information provided by Sofora’s shareholders, the consideration was (i) US$1 (one U.S. dollar w/o cents) and (ii) the execution of certain agreements dated as of August 5, 2010, between the Telecom Italia Group and the Werthein Group. Thus, the Telecom Italia Group reached a participation of 58% of the shares and possible votes in Sofora while W de Argentina reached the remaining 42% of such shares and votes.

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

Shareholders’ Agreement

On August 5, 2010, Telecom Italia S.p.A. and Telecom Italia International N.V. (jointly, the “Telecom Italia Group”) and W de Argentina Inversiones (jointly with the Telecom Italia Group, the “Parties”), have entered into the 2010 Amended and Restated Shareholders’ Agreement, as amended on October 13, 2010 — as a consequence of the TI-W Commitment — and on March 9, 2011 (the “New Shareholders’ Agreement”) that amended the provisions and terms of the 2003 Amended and Restated Shareholders’ Agreement (the “2003 Shareholders’ Agreement”).

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

The New Shareholders’ Agreement provides for the establishment of a Regulatory Compliance Committee for Telecom Argentina, composed of three members to be selected among the members of Telecom Argentina’s and Personal’s Boards of Directors, other than those members nominated exclusively by the Telecom Italia Group or jointly with W de Argentina.

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

The New Shareholders’ Agreement still provides for meetings between the Telecom Italia Group and W de Argentina (set forth in Section 4 of the New Shareholders’ Agreement) before Shareholders’ or Board of Directors’ meetings of Sofora, Nortel, Telecom Argentina or its subsidiaries regarding matters that must be treated by Shareholders’ meetings or those related to preferred Shareholders of Nortel, but it excludes resolutions to be adopted by certain non-executive committees. Therefore, the resolutions to be adopted at the Audit Committee, the Supervisory Committee and the Regulatory Compliance Committee will not be dealt with in such prior meetings, but following the rules of majority of each of those committees.

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

Transactions with related parties of Sofora (including Telecom Italia and W de Argentina—Inversiones and/or their respective affiliates) resulted in expenses or purchases of approximately P$330 million for the year ended December 31, 2011. Of that amount, P$289 million was incurred with Telecom Italia and its affiliates for telecommunications services received by Telecom, international capacity hiring, purchases of equipment and materials and other services provided to Telecom, and P$41 million incurred with W de Argentina—Inversiones’ affiliates for insurance costs.

Transactions with related parties of Sofora resulted in income for services rendered by us of approximately P$111 million for the year ended December 31, 2011, corresponding to payments from Telecom Italia and its affiliates of P$32 million and from W de Argentina—Inversiones of P$79 million for telecommunications services provided by Telecom.

Among the above-mentioned transactions with related parties of Sofora were included P$40,347 of income for services rendered to Etec S.A and P$544,194 of expenses incurred with Etec S.A. during January 2011, both for international outbound calls. On January 31, 2011, Telecom Italia completed the sale of its 27% stake in Etec S.A. to the Cuban company Rafin S.A. After that transaction, Etec S.A. ceased to be a related party of Telecom Italia.

In addition, transactions with related parties of Sofora for the year 2011 resulted in P$4 million gain in finance income corresponding to transactions with W de Argentina — Inversiones.

See Note 27 to our Consolidated Financial Statements for more detail regarding related parties transactions for the year ended December 31, 2011.

During 2011, Telecom Argentina and Personal entered into technical services agreements with Telecom Italia which expired in December 2011. These agreements were submitted to an independent firm for evaluation, which found them to be “reasonable” and “in accordance with market practice in all material respects”, in accordance with the procedure established by Decree No. 677/01 for contracts with related parties. These technical services agreements were also submitted and approved by Telecom Argentina’s Audit Committee and its Board of Directors. Under these agreements, Telecom Argentina and Personal incurred in expenses of P$14 million and P$12 million for the year ended December 31, 2011, respectively.

In January 2012, Telecom Argentina and Personal entered into new technical services agreements with Telecom Italia which expire in December 2012. Under these agreements, Telecom Argentina and Personal will incur costs of €2.4 million and €1.7 million, respectively, for the duration of the contract.

As of December 31, 2011, we had no loans outstanding to executive officers of Nortel and Telecom had no loans outstanding to executive officers of Telecom Argentina.

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

Amounts payable to the holders of Series A Preferred Shares are determined pursuant to the Terms of Issuance of the Series A Preferred Shares. The Series A Preferred Shares pay a dividend of 6% per annum on the nominal amount outstanding P$119.9 million plus CER (as of the date hereof), referred to as the “base dividend,” which is required to be paid prior to the end of May of each year. In addition, beginning with the Nortel fiscal year commencing January 1, 1994 and for each fiscal year thereafter for which net and realized profits are legally available for distribution after providing for payment of the base dividend, holders of Series A Preferred Shares will receive an additional dividend calculated based on percentage of the Distributable Return on Equity of Telecom, if the DROE is higher than 10%. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and B Preferred Shares—Nortel’s Capital Stock—Dividends” and Note 9 to our consolidated financial statements included in Item 18 of this Annual Report.

In addition, beginning in 1998 and continuing through 2009, Nortel was required to make redemption payments on its Series A Preferred Shares of P$55 million per year plus CER and dividend payments. If Nortel does not have sufficient cash to make the required redemption and dividend payments, the redemption payments and dividend payments continue to accrue and become due and payable when Nortel obtains the required cash. Such redemption payments reduce the amount which would otherwise be available to make dividend payments on Series B Preferred Shares and Nortel ordinary shares. Nortel did not make any redemption or dividend payments on the Series A Preferred Shares for the years ended December 31, 2001-2009 due to the lack of liquid and realized profits and/or distributable reserves. During that period, all scheduled redemption payments continued to accrue until April 7, 2011, when Nortel’s annual shareholders’ meeting approved an amortization payment of approximately P$196 million in connection with its consideration of fiscal year 2010 results. On August 2, 2011, Nortel’s shareholders’ meeting approved an additional amortization payment of approximately P$349 million also in connection with its consideration of final year 2010 results. As of December 31, 2011, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was approximately P$423.4 million including the effects of CER.

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

Resolution No. 593/11, issued in November 2011 by the CNV, established that a shareholders’ meeting that approves financial statements in which retained earnings are positive must make a specific determination on the use of such earnings in accordance with the Law No. 19,550 and, as a result, must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. As a result of the implementation of the new procedure established by the Resolution No. 593/11, the balance of retained earnings after the allocation approved by the annual shareholders’ meeting should be zero.

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

Telecom paid dividends for the year ended December 31, 2009 of approximately P$1,053 million (of which P$577 million was paid to Nortel), and Nortel made available to the holders of Series A Preferred Shares dividends for the year ended December 31, 2010 of approximately P$389 million (of which approximately P$7.6 million was deducted as reimbursement for tax on personal property previously paid by Nortel on behalf of its Series A Preferred Shareholders) and an amortization payment of approximately P$196 million. At its meeting held on April 7, 2011, Telecom Argentina’s shareholders approved the distribution of a cash dividend of P$915 million which was paid on April 19, 2011 (of which approximately P$501 million were paid to Nortel). This allowed Nortel to make available to the holders of Series A Preferred Shares (i) a scheduled redemption payment of approximately P$349 million, (ii) dividends for the year ended December 31, 2010 of approximately  P$58 million to the Series A Preferred Shares subject  to the schedule redemption mentioned in (i) above, and (iii) an amount of approximately P$25 million as an additional distribution amount to those Series A Preferred Shareholders who have entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1 = P$1) and releasing Nortel from any claims relating to the “pesificación,” the accrual of Interest and the calculation, allocation or priority of all redemption and dividend payments made on the shares subject to such scheduled redemption (all of them approved by Nortel’s shareholders’ meeting held on August 2, 2011).The Board of Directors resolved on its meeting held on April 26, 2012 to call a new meeting following Telecom Argentina’s Annual Shareholders’ meeting, to (i) analyze Telecom’s expected decision to distribute a cash dividend, which would allow Nortel to make a scheduled redemption and dividend payment to the holders of its Series A Preferred Shares, and (ii) convene a General and Special Class “A” Preferred shareholders’ meeting for that purpose. On April 27, 2012, Telecom Argentina’s Annual Shareholders’ meeting approved, among other items the distribution of a cash dividend of P$807 million (P$0.82 per share, of which P$442 million correspond to Nortel) for the year ended December 31, 2011, to be paid on May 10, 2012.

On the same day Nortel’s Annual Shareholders’ meeting approved, among other items, the allocation of Nortel’s non-appropriated profit amount as of December 31, 2011, to a voluntary reserve created for the future distribution of dividends, based on Nortel’s lack of liquidity as of the date of the Annual Shareholders’ meeting.

Beginning in 2012, distributable profits will be determined based on nonconsolidated financial statements prepared in compliance with RT 26, as amended by RT 29.  RT 26 “Adoption of International Financial Reporting Standards” of the FACPCE, as amended by RT 29, was approved in December 2009 by the CNV through Resolution No. 562/09, which is mandatory for companies making public offering of securities (such as Telecom Argentina) beginning on January 1, 2012.

In preparing the Annual Report in compliance with Argentine requirements, at the end of each fiscal year, the Board of Directors analyzes Nortel’s economic and financial position and its compliance with the above-mentioned restrictions. The Board of Directors then proposes a course of action with respect to retained earnings, which may or may not include a dividend distribution. Nortel’s shareholders then make a decision on the Board’s proposal at the Shareholders’ Meeting.

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

As of April 30, 2012, the number of shares authorized and outstanding was as follows:

Series A Preferred Shares	401,794
Series B Preferred Shares	1,470,455
Ordinary Shares	5,330,400

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

	Per Series B ADS
	High	Low
	(dollars)
Annual
2007	28.05	12.52
2008	20.85	3.00
2009	16.40	3.57
2010	33.07	14.90
2011	35.34	19.68
Quarterly
2010
First Quarter	20.00	14.90
Second Quarter	22.60	16.78
Third Quarter	24.50	18.79
Fourth Quarter	33.07	23.89
2011
First Quarter	35.34	27.05
Second Quarter	30.20	25.20
Third Quarter	29.23	22.53
Fourth Quarter	25.22	19.68
Monthly
2011
December	23.64	22.08
2012
January	26.90	22.69
February	25.99	22.70
March	23.67	19.80
April (through April 27, 2012)	20.60	16.35

On April 27, 2012, the reported last sale price of the Series B ADSs on the New York Stock Exchange was US$16.67.

Under New York Stock Exchange rules, the ADSs average closing price of a security cannot be less than US$1.00 over a 30-day trading period. Consequently, on July 22, 2002, Nortel was notified by the New York Stock Exchange that (i) it did not meet the minimum share price criteria for continued listing on the exchange and (ii) it had to bring its share price and average share price back above $1.00 within six months of receipt of the notification or it would be delisted. Nortel agreed with the New York Stock Exchange that to remedy the price deficiency it would seek shareholder approval for a change in the ratio of ordinary shares to ADSs at the annual shareholders’ meeting on April 30, 2003. However, prior to April 30, 2003, Nortel’s share price increased so that Nortel’s ADSs met the New York Stock Exchange’s standards on minimum price per ADS at the time of its annual shareholders’ meeting. Nevertheless, at its annual shareholders’ meeting held on April 30, 2003, Nortel’s shareholders granted its board of directors the power to change the ratio of ADSs to ordinary shares if necessary in the future.

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

Voting Rights

The holders of Series B Preferred Shares, or their proxies, shall be entitled to attend the Shareholder Meetings of Nortel but their attendance shall not be required to form a quorum and they shall have no voting rights, except: (i) if, after Nortel’s third full fiscal year in existence, dividends could be but have not been fully paid on the Series B Preferred Shares; (ii) if Nortel fails to comply with any of the covenants described below, including the covenant to ensure Telecom Argentina maintains a ratio, on a pro forma basis, of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) of not more than 1.75 to 1; or (iii) upon the occurrence of the events specified in Article 217 or Article 244, fourth paragraph, of the Corporations Law, including the voluntary delisting of securities, certain events of dissolution, change in corporate purpose or duration, transfer of corporate domicile outside of Argentina, repurchase of securities or merger in which Nortel is not the surviving corporation. In the event that the voting rights associated with the Series B Preferred Shares are triggered, each Series B Preferred shareholder will be entitled to exercise one vote per share and will vote together with the holders of Series A Preferred Shares (to the extent the Series A Preferred Shares are entitled to vote) and the ordinary shares as one class, except as to matters related to the election of directors where, as set forth in Article 15 of Nortel’s bylaws, all the preferred shares of Nortel shall vote as a separate class and shall be entitled to elect one Acting and one Alternate director. The voting rights of the holders of Series B Preferred Shares will cease upon the full distribution by Nortel of all previously declared, accrued and unpaid dividends, plus any applicable interest thereon. Furthermore, in those cases where the granting of voting rights to the holders of Series B Preferred Shares would result in a violation of any commitment of Nortel under the Transfer Contract, or any other law or regulation applicable to the holding of a controlling interest by Nortel in Telecom, such voting rights may not be exercised until authorization has been obtained from the appropriate authority. As a result of Nortel’s violation in previous years of the covenant contained in the Series B and Series A Preferred Shares, which requires the ratio of Telecom Argentina’s total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) to be less than 1.75, the Series B Preferred Shares acquired voting rights. Since December 31, 2006 such ratio has no longer exceeded 1.75:1 and as a result Series B Preferred Shareholders have not had director voting rights in fiscal years 2007 to 2011, and will not have director voting rights in fiscal year 2012.

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

Dividends

Under the Argentine Corporations Law, dividends can be lawfully paid and declared only out of the company’s realized and liquid profits subject to the discretion of ordinary shareholders. The board of directors submits to the shareholders for approval at an ordinary meeting of shareholders, the company’s financial statements for the previous fiscal year, together with a report thereon by the board of directors. The shareholders, upon approving the financial statements, determine the allocation of net profits (if any) of the company. The Argentine Corporations Law requires Argentine companies to allocate 5% of such net profits to a legal reserve until the amount of such reserve equals 20% of the capital stock of the company. The legal reserve is not available for distribution. The remainder of net profits may be paid as dividends on ordinary shares or retained as a voluntary reserve, or other account, or a combination thereof, all as determined by the shareholders. Dividends may not be paid if the legal reserve has been impaired. Under CNV Resolution No. 593/11, a shareholders’ meeting convened to approve the financial statements in which retained earnings are positive must make a specific decision on the use of such earnings in accordance with Law No. 19,550 and, as a result, must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. See Note 29 to our Consolidated Financial Statements regarding restrictions on distributions of profit and dividend.

Amounts payable to the holders of Series A Preferred Shares are determined pursuant to the terms of issuance of the Series A Preferred Shares. According to the terms of issuance for each fiscal year for which liquid and realized profits are legally available for distribution, the Series A Preferred Shares are required to pay a base dividend on the nominal amount outstanding ( as of the date hereof P$119.9 million plus CER) prior to the end of May of each year. In addition, for each fiscal year for which liquid and realized profits are legally available for distribution after providing for payment of the base dividend, holders of Series A Preferred Shares will receive an additional dividend calculated based on a percentage of Telecom’s DROE, if the “DROE” is higher than 10%. DROE is defined pursuant to Argentine GAAP as (i) Telecom’s net distributable income of the fiscal year prior to the declaration of the dividend, divided by (ii) Telecom’s net worth for that fiscal year minus its earnings for that fiscal year. Net worth is defined as the reported value of all capital stock plus (less) accumulated earnings (deficit), plus adjustments for inflation and legal reserves, excluding any surplus resulting from future technical revaluations of assets and goodwill. If the DROE is greater than 10% but less than 30%, this percentage is calculated by the following formula: (DROE - 10%) x 25%. If the DROE is 30% or higher, however, this percentage is calculated by the following formula: (DROE - 30%) x 10% + 5%. The base dividends of the Series A Preferred Shares are cumulative. The DROE dividends of the Series A Preferred Shares are not cumulative.

The Series A Preferred Shares were scheduled to be redeemed in ten equal and consecutive annual installments from February 1998 to February 2007. The redemption payments on the Series A Preferred Shares reduce the amount which would otherwise be available to make dividend payments on Series B Preferred Shares and Nortel’s ordinary shares.

Because Telecom Argentina did not pay dividends for fiscal years 2001-2008, Nortel was unable to make any dividend payments or pay the required amortization on its Series A Preferred Shares for the fiscal years ending December 31, 2001-2009. At Telecom Argentina’s shareholders’ meeting held on April 28, 2010, the shareholders approved the allocation of Telecom Argentina’s retained earnings, which included an amount to fully reconstitute Telecom Argentina’s legal reserve, and a cash dividend distribution in the amount of P$1,053 million (of which P$577 million was paid to Nortel Inversora S.A.). As a result, Nortel made available to the holders of Class “A” Preferred Shares dividends for the year ended December 31, 2010 of approximately P$389 million and an amortization payment of approximately P$196 million. On April 19, 2011 Telecom Argentina paid a dividend of approximately P$915 million to its shareholders for the year ended December 31, 2010 (of which P$501 million was paid to Nortel. This allowed Nortel to make available to the holders of Series A Preferred Shares (i) a scheduled redemption payment of approximately P$349 million, (ii) dividends for the year ended December 31, 2010 of approximately  P$58 million to the Series A Preferred Shares subject  to the schedule redemption mentioned in (i) above, and (iii) an amount of approximately P$25 million as an additional distribution amount to those Series A Preferred Shareholders who have entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1 = P$1) and releasing Nortel from any claims relating to the “pesificación,” the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the shares subject to such scheduled redemption (all of them approved by Nortel’s shareholders’ meeting held on August 2, 2011). The Board of Directors resolved on its meeting held on April 26, 2012 to call a new meeting following Telecom Argentina’s Annual Shareholders’ meeting, to (i) analyze Telecom’s expected decision to distribute a cash dividend, which would allow Nortel to make a scheduled redemption and dividend payment to the holders of its Series A Preferred Shares, and (ii) convene a General and Special Class “A” Preferred shareholders’ meeting for that purpose. On April 27, 2012, Telecom Argentina’s Annual Shareholders’ meeting approved, among other items the distribution of a cash dividend of P$807 million (P$0.82 per share, of which P$442 million correspond to Nortel) for the year ended December 31, 2011, to be paid on May 10, 2012. On the same day Nortel’s Annual Shareholders’ meeting approved, among other items, the allocation of Nortel’s non-appropriated profit amount as of December 31, 2011, to a voluntary reserve created for the future distribution of dividends, based on Nortel’s lack of liquidity as of the date of the Annual Shareholders’ meeting. If Nortel decides to make a dividend distribution following Telecom’s dividend distribution, all accrued and unpaid amortization and dividends would first be paid to holders of Nortel’s Series A Preferred Shares, until all arrearages under the Series A Preferred Shares have been paid. Nortel does not anticipate issuing dividends to holders of its Series B Preferred Shares for fiscal year 2011.

As of December 31, 2011, the amount of the accrued but unpaid amortization and dividends on the Series A Preferred Shares was approximately P$423.4 million including the effects of CER. See Note 12 of our consolidated financial statements included in Item 18 of this Annual Report.

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

Capital Increase and Reductions

Nortel may increase its capital upon authorization of the shareholders at an ordinary meeting. All capital increases must be registered with the CNV, published in the Official Bulletin and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. A voluntary reduction of capital must be approved by an extraordinary meeting of the shareholders and may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or attachment. Under the Argentine Corporations Law, reduction is mandatory when the accumulated deficit has exceeded reserves and at least 50% of the stated capital (capital stock plus inflation adjustment of capital stock). The application of this rule was suspended until December 10, 2005 by various decrees issued by the Executive Branch. Nevertheless, as of December 31, 2011 and as of March 31, 2012, Nortel has no accumulated deficit.

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

The annual shareholders’ meeting and the Board’s meeting of Nortel held on April 7 and April 18, 2011 respectively, approved the scheduled redemption of 242,454 Class A shares and the consequent capital reduction from P$78,633,050 to P$76,208,510, pursuant to the terms and conditions of issuance of the Class A Preferred Shares. In addition, the shareholders’ meeting and Board of Directors’ meeting of Nortel held on August 2 and August 17, 2011, respectively, allowed the scheduled redemption of 418,202 Series A Preferred Shares and the consequent capital reduction from P$76,208,510 to P$72,026,490 pursuant to the terms and conditions of issuance of the Series A Preferred Shares.

Redemption or Repurchase

Nortel’s stock is subject to redemption in connection with a reduction of capital by a majority vote of shareholders at an extraordinary shareholders’ meeting. Nortel may repurchase its stock with retained earnings or available reserves, upon a determination of the board of directors that the repurchase is necessary to avoid severe damage to Nortel’s business (subject to shareholder ratification) or in connection with a merger or acquisition or pursuant to the Transparency Decree (up to a maximum of 10% of the Company’s share capital) so long as the Company complies with the requirements and procedures stated therein. In the third case, Nortel must resell the repurchased shares within three years and must give shareholders a preemptive right to purchase such shares. In the first two cases, the repurchased shares must be sold within one year, unless the shareholders extend the term.

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

The annual shareholders’ meeting and the Board’s meeting of Nortel held on April 7 and April 18, 2011 respectively, approved the scheduled redemption of 242,454 Series A shares and the consequent capital reduction from P$78,633,050 to P$76,208,510, pursuant to the terms and conditions of issuance of the Series A Preferred Shares. In addition, the shareholders’ meeting and Board of Directors’ meeting of Nortel held on August 2 and August 17, 2011, respectively, allowed the scheduled redemption of 418,202 Series A Preferred Shares and the consequent capital reduction from P$76,208,510 to P$72,026,490 pursuant to the terms and conditions of issuance of the Series A Preferred Shares. The Board of Directors resolved on its meeting held on April 26, 2012 to call a new meeting following Telecom Argentina’s Annual Shareholders’ meeting, to (i) analyze Telecom’s expected decision to distribute a cash dividend, which would allow Nortel to make a scheduled redemption and dividend payment to the holders of its Series A Preferred Shares, and (ii) convene a General and Special Class “A” Preferred shareholders’ meeting for that purpose. On April 27, 2012, Telecom Argentina’s Annual Shareholders’ meeting approved, among other items the distribution of a cash dividend of P$807 million (P$0.82 per share, of which of P$442 million correspond to Nortel) for the year ended December 31, 2011, to be paid in May 2012.

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

Limitations on Foreign Investment in Argentina

Under the Argentine Foreign Investment Law, as amended (the “FIL”), the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments generally are unrestricted. However, foreign investments in certain industries, such as broadcasting, are restricted as to percentage. No approval is necessary to purchase the

Series B Shares. The FIL does not limit the right of nonresident or foreign owners to hold or vote the Series B Shares, and there are no restrictions in the Company’s bylaws limiting the rights of nonresidents or non-Argentines to hold or to vote the Company’s Series B Shares. Notwithstanding the foregoing, regulations implemented by the CNV require that all shareholders that are companies who register to participate at a shareholders’ meeting should provide details of their registration in the Republic of Argentina. To acquire participation in a company in Argentina, non-Argentine companies are required to comply with the share ownership registration requirements as provided for under Section 123 of the Argentine Corporations Law.

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

Therefore, Nortel’s Series B ADSs (held in book entry form or evidenced by ADRs), Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares held by individuals, irrespective of their place of residence, and legal entities domiciled outside of Argentina are subject to the tax on personal property, which, as mentioned above, shall be paid by Nortel on behalf of such holders of Series B ADSs (held in book entry form or evidenced by ADRs), Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares.

Nortel has, from time to time, requested that its shareholders reimburse it for the amounts of tax on personal property paid on their behalf and has received partial reimbursement of such taxes, however, no assurances can be made that Nortel will be successful in seeking reimbursement of such taxes paid on behalf of holders of Series B ADSs, Series B Preferred Shares and Series A Preferred Shares. As of the date hereof, holders of Ordinary Shares have reimbursed us approximately US$354,400 and holders of Series B ADS, Series B Preferred Shares and Series A Preferred Shares have reimbursed us approximately US$2,007,292.  Whenever applicable, Nortel may deduct amounts on account of the tax on personal property paid on behalf of its shareholders from any future dividend payment made to such shareholders.

Nortel expects that in 2012 it will again request reimbursement of the tax on personal property from its holders of Series B ADSs, Series B Preferred Shares and Series A Preferred Shares as of December 31, 2011.

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary (“pre-release”) or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. Such actions would also be inconsistent with claiming the reduced rate of tax applicable to dividends received by certain noncorporate holders. Accordingly, the creditability of Argentine taxes, and the availability of the reduced rate of tax for dividends received by certain noncorporate holders described below could be affected by actions taken by such parties or intermediaries.

This discussion assumes that Nortel is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

To the extent paid out of current or accumulated earnings and profits of Nortel (as determined in accordance with U.S. federal income tax principles), distributions made with respect to Series B ADSs or Series B Preferred Shares will be included in the income of a U.S. Holder as ordinary dividend income. Because Nortel does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations, and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, dividends paid to certain noncorporate U.S. Holders in taxable years beginning before January 1, 2013 will be taxable at a maximum rate of 15% if the dividends represent “qualified dividend income.” “Qualified dividend income” means dividends received from qualified foreign corporations, and a foreign corporation is generally treated as a qualified foreign corporation with respect to dividends paid on stock which is readily tradable on a securities market in the United States (such as the New York Stock Exchange, where our Series B ADSs are traded). U.S. Holders should consult their tax advisors regarding the availability of the reduced dividend tax rate in light of their particular circumstances. The amount of this dividend will include any amounts withheld by us or our paying agent in respect of Argentine income taxes.  Dividends will generally be treated as foreign source dividend income to U.S. Holders and will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of Series B ADSs, the Depositary’s) receipt of the dividend. See “—Argentine Taxes.” The amount of the distribution will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of Series B ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars. If the distribution is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S.-source income or loss.

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

Passive Foreign Investment Company Rules

Nortel believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its taxable year 2011. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Nortel will not be considered a PFIC for any taxable year. If Nortel were a PFIC for any taxable year during which a U.S. Holder held a Series B ADS or a Series B Preferred Share, certain adverse consequences could apply to the U.S. Holder.

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

In addition, if Nortel were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC in a taxable year in which Nortel pays a dividend or for the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain noncorporate holders would not apply.

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

Certain U.S. Holders who are individuals to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution).  Certain U.S. Holders who are entities may be subject to similar rules in the future. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of Series B ADSs or Series B Preferred Shares.

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

Nortel is exposed to interest rate risk relating to the Series A Preferred Shares. Nortel is also exposed to market risk related to Telecom. As of December 31, 2011 Nortel was not party to any derivative financial instruments.

Market Risk Associated with Series A Preferred Shares. As a result of Telecom’s decision not to pay dividends in respect of the fiscal years ended December 31, 2001-2008, Nortel did not make any dividend or amortization payments on the Series A Preferred Shares in respect of the fiscal years ended December 31, 2001-2009. The amount of the accrued but unpaid amortization and dividends on Nortel’s Series A Preferred Shares was approximately P$423.4 million, including the effects of CER, as of December 31, 2011. During 2010, Telecom paid dividends for the year ended December 31, 2009, of approximately P$1,053 million (of which P$577 million was paid to Nortel). This allowed Nortel to make available to the holders of Series A Preferred Shares dividends for the year ended December 31, 2010, of approximately P$389 million (of which P$356 million was approved by Nortel’s Board on October 5, 2010 as provisional dividends and later ratified by the shareholders’ meeting held on April 7, 2011, and P$33 million was approved by such shareholders’ meeting) and an amortization payment of approximately P$196 million (also approved by the shareholders’ meeting held on April 7, 2011). On April 19, 2011, Telecom Argentina paid a dividend of approximately P$915 million to its shareholders for the year ended December 31, 2010 (of which approximately P$501 million was paid to Nortel). This allowed Nortel to make available to the holders of Series A Preferred Shares (i) a scheduled redemption payment of approximately P$349 million, (ii) dividends for the year ended December 31, 2010 of approximately  P$58 million to the Series A Preferred Shares subject  to the schedule redemption mentioned in (i) above, and (iii) an amount of approximately P$25 million as an additional distribution amount to those Series A Preferred Shareholders who have entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$l = P$1) and releasing Nortel from any claims relating to the “pesificación,” the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the shares subject to such scheduled redemption (all of them approved by Nortel’s shareholders’ meeting held on August 2, 2011). The Board of Directors resolved on its meeting held on April 26, 2012 to call a new meeting following Telecom Argentina’s Annual Shareholders’ meeting, to (i) analyze Telecom’s expected decision to distribute a cash dividend, which would allow Nortel to make a scheduled redemption and dividend payment to the holders of its Series A Preferred Shares, and (ii) convene a General and Special Class “A” Preferred shareholders’ meeting for that purpose. On April 27, 2012, Telecom Argentina’s Annual Shareholders’ meeting approved, among other items the distribution of a cash dividend of P$807 million (P$0.82 per share, of which P$442 million correspond to Nortel) for the year ended December 31, 2011, to be paid on May 10, 2012. On the same day Nortel’s Annual Shareholders’ meeting approved, among other items, the allocation of Nortel’s non-appropriated profit amount as of December 31, 2011, to a voluntary reserve created for the future distribution of dividends, based on Nortel’s lack of liquidity as of the date of the Annual Shareholders’ meeting.

Pursuant to Decree No. 214/02, the amounts payable on the Series A Preferred Shares is adjusted by CER to reflect inflation. The unpaid dividends and outstanding redemption payments on the Series A Preferred Shares have been “pesified” at the exchange rate of P$1.00=US$1.00. Decree 214/02 provides that payment obligations that were converted into pesos will be adjusted to reflect inflation by applying a reference stabilization rate, referred to as CER. This rate, which is designed to reflect the evolution of the consumer price index published by the Argentine INDEC, is published monthly by the Argentine Central Bank. For the twelve months ended December 31, 2011 the impact of the CER adjustment was P$91.4 million. See Note 12 to our consolidated financial statements included in Item 18 of this Annual Report.

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

PART II

ITEM 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of Telecom Argentina, Personal, Núcleo or Telecom Argentina USA are currently in default on any outstanding indebtedness.

Because Telecom Argentina did not pay dividends for fiscal years ended December 31, 2001-2008, Nortel was unable to make any dividend payments or pay the required amortization on its Series A Preferred Shares for the fiscal years ending December 31, 2001-2009. The amount of the accrued but unpaid amortization and dividends on Nortel’s Series A Preferred Shares was approximately P$423.4 million, including the effects of CER, as of December 31, 2011.  Telecom paid dividends for the year ended December 31, 2009 of approximately P$1,053 million (of which P$577 million was paid to Nortel), and Nortel made available to the holders of Series A Preferred

Shares dividends for the year ended December 31, 2010 of approximately P$389 million and an amortization payment of approximately P$196 million. On April 19, 2011 Telecom Argentina paid a dividend of approximately P$915 million to its shareholders for the year ended December 31, 2010 (of which P$501 million was paid to Nortel). This allowed Nortel to make available to the holders of Series A Preferred Shares (i) a scheduled redemption payment of approximately P$349 million, (ii) dividends for the year ended December 31, 2010 of approximately  P$58 million to the Series A Preferred Shares subject  to the schedule redemption mentioned in (i) above, and (iii) an amount of approximately P$25 million as an additional distribution amount to those Series A Preferred Shareholders who have entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$ 1= P$1) and releasing Nortel from any claims relating to the “pesificación,” the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the shares subject to such scheduled redemption (all of them approved by Nortel’s shareholders’ meeting held on August 2, 2011). The Board of Directors resolved on its meeting held on April 26, 2012 to call a new meeting following Telecom Argentina’s Annual Shareholders’ meeting, to (i) analyze Telecom’s expected decision to distribute a cash dividend, which would allow Nortel to make a scheduled redemption and dividend payment to the holders of its Series A Preferred Shares, and (ii) convene a General and Special Class “A” Preferred shareholders’ meeting for that purpose. On April 27, 2012, Telecom Argentina’s Annual Shareholders’ meeting approved, among other items the distribution of a cash dividend of P$807 million (P$0.82 per share, of which P$442 million correspond to Nortel) for the year ended December 31, 2011, to be paid on May 10, 2012. On the same day Nortel’s Annual Shareholders’ meeting approved, among other items, the allocation of Nortel’s non-appropriated profit amount as of December 31, 2011, to a voluntary reserve created for the future distribution of dividends, based on Nortel’s lack of liquidity as of the date of the Annual Shareholders’ meeting. If Nortel decides to make a dividend distribution following Telecom’s dividend distribution, all accrued and unpaid amortization and dividends would first be paid to holders of Nortel’s Series A Preferred Shares, until all arrearages under the Series A Preferred Shares have been paid. Nortel does not anticipate issuing dividends to holders of its Series B Preferred Shares for fiscal year 2011.

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

ITEM 15.                      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company’s General Manager and Sole Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2011 (the “Evaluation Date”), has concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures, were effective.

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

Management conducted an evaluation of the effectiveness of Nortel’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management concluded that Nortel’s internal control over financial reporting was effective as of December 31, 2011.

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

On April 27, 2012, the Board of Directors reelected the same members of the Audit Committee for fiscal year 2012.

ITEM 16B.             CODE OF ETHICS

The Board of Directors of Nortel has approved a Code of Business Conduct and Ethics which applies to directors, members of the Supervisory Committee, officers and employees of Nortel. The latest amendment to  this Code was made by the Board of Directors on October 26, 2010, incorporating an additional chapter to the Code of Business Conduct and Ethics, which includes the general duties and responsibilities of directors, members of the Supervisory Committee and all personnel of the Company arising from the Telco Commitment and the TI-W Commitment pursuant to Resolutions No. 148/10 and No. 149/10 issued by the Secretary of Economic Policy of the Economy Ministry with certain clarifications and details made by the CNDC. The Code of Business Conduct and Ethics is available on our website at www.nortelsa.com.ar. No waivers, express or implicit, have been granted to any senior officer or member of the Board of Directors of the Company with respect to any provision of the Code.

ITEM 16C.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees for services rendered by our principal accountants (in millions of pesos) for the years ended December 31, 2011 and 2010.

Services Rendered	2011	2010
	(P$ millions)
Audit Fees (1)	7.5	6.4
Audit-Related Fees (2)	0.4	1.5
Tax Fees (3)	0.6	0.5
All Other Fees (4)	0.1	0.1
Total	8.6	8.5

(1)          Includes fees related to the audit of the Consolidated Financial Statements as of December 31, 2011 and 2010, limited reviews of interim financial statements presented during 2011 and 2010, SEC filing reviews and other attestation services.

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

ITEM 16D.             EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.               PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

The following table reflects purchases of our equity securities, including in the form of ADSs, by us or our affiliates in 2011.

Telecom Italia International N.V.

Issuer Purchases of Equity Securities (Period)	Total Number of ADS Purchased	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of ADSs that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	2,351,752	28.00	—	—
February 1 to February 31	—	—	—	—
March 1 to March 31	—	—	—	—
April 1 to April 31	—	—	—	—
May 1 to May 31	—	—	—	—
June 1 to June 31	—	—	—	—
July 1 to July 31	—	—	—	—
August 1 to August 31	—	—	—	—
September 1 to September 31	—	—	—	—
October 1 to October 31	—	—	—	—
November 1 to November 31	—	—	—	—
December 1 to December 31	—	—	—	—
Total	2,351,752	28.00	—	—

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

•                  Board of Directors Annual Self-Evaluation:  The NYSE requires Boards of Directors of listed companies to conduct a self-evaluation at least annually, and report thereon, determining whether it and its committees are functioning effectively. Under Argentine law, the Board of Directors’ performance is evaluated at the Annual Ordinary Shareholders’ meeting.

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

According to the provisions of General Resolutions No. 516/07 and 544/08 of the CNV, effective for fiscal years beginning on or after January 1, 2008, Nortel’s Board of Directors prepares and submits to the CNV, on an annual basis, a report which indicates and details the manner in which Nortel follows the recommendations set forth in the CNV’s Corporate Governance Code or explains the reasons for any deviation therefrom and, in such case, explains whether Nortel contemplates following such recommendations in the future. Nortel’s 2011 Corporate Governance Report was submitted to the CNV as part of the Statutory Annual Report on February, 2012. Nortel’s Corporate Governance Reports submitted to the CNV up to date can be through the CNV’s website www.cnv.gob.ar and Nortel’s website www.nortelsa.com.ar.

ITEM 16H.             MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                      FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.                      FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-71.

The following financial statements are filed as part of this Form 20-F:

Nortel Inversora S.A.:

ITEM 19.                      EXHIBITS

Exhibits
1.1		Estatutos (bylaws) of Nortel, as amended (English translation) (incorporated by reference to Nortel’s annual report on Form 20-F for 2010 dated June 30, 2011).
2	(a).1	Terms of Issuance of the Series B Preferred Shares, together with an English translation (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).
2	(a).2	Form of Deposit Agreement (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).
2	(b).1	Acuerdo Preventivo Extrajudicial Agreement dated as of August 23, 2004 (incorporated by reference to Telecom’s annual report on Form 20-F/A for 2004 dated June 30, 2005).
2	(b).2

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

15	(b)	Annual Report on Form 20-F, dated April 30, 2012, for the year ended December 31, 2011, of Telecom Argentina S.A. filed by Telecom (No. 1-13464).

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

Nortel Inversora S.A.

By:	/s/ Jorge Alberto Firpo
	Name:	Jorge Alberto Firpo
	Title:	General Manager and Sole Officer of Nortel

Dated: April 30, 2012

EXHIBIT INDEX

Exhibits
1.1		Estatutos (bylaws) of Nortel, as amended (English translation) (incorporated by reference to Nortel’s annual report on Form 20-F for 2010 dated June 30, 2011).
2	(a).1	Terms of Issuance of the Series B Preferred Shares, together with an English translation (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).
2	(a).2	Form of Deposit Agreement (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).
2	(b).1	Acuerdo Preventivo Extrajudicial Agreement dated as of August 23, 2004 (incorporated by reference to Telecom’s annual report on Form 20-F/A for 2004 dated June 30, 2005).
2	(b).2

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

15	(b)	Annual Report on Form 20-F, dated April 30, 2012, for the year ended December 31, 2011, of Telecom Argentina S.A. filed by Telecom (No. 1-13464).

* Pursuant to Instruction 1(b)(i) to Item 19 of Form 20-F, we undertake to furnish this document upon request of the Commission.

** Our General Manager and Sole Officer acts as both the principal executive officer and principal financial officer.

NORTEL INVERSORA S.A.

Consolidated Financial Statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$ : Argentine peso

US$ : US dollar

$4.304 = US$1 as of December 31, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Nortel Inversora S.A.:

In our opinion, the accompanying consolidated statements of financial position, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Nortel Inversora S.A. and its subsidiaries (the “Company”) at December 31, 2011 and 2010 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Buenos Aires, Argentina

March 23, 2012

PRICE WATERHOUSE & CO. S.R.L.

by /s/ Alejandro P. Frechou (Partner)
Alejandro P. Frechou

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		As of December 31,
	Note	2011	2010
ASSETS
Current Assets
Cash and cash equivalents	4	2,882	1,595
Investments	4	—	2
Trade receivables, net	5	1,790	1,463
Other receivables, net	6	308	325
Inventories, net	7	536	452
Total current assets		5,516	3,837
Non-Current Assets
Trade receivables, net	5	30	—
Other receivables, net	6	108	103
Investments	4	1	1
Property, plant and equipment, net	8	8,247	7,365
Intangible assets, net	9	1,488	1,233
Total non-current assets		9,874	8,702
TOTAL ASSETS		15,390	12,539
LIABILITIES
Current Liabilities
Trade payables	10	3,408	2,737
Deferred revenues	11	292	225
Financial debt	12	441	681
Salaries and social security payables	13	539	390
Income tax payables	14	605	491
Other taxes payables	15	463	539
Other liabilities	16	37	33
Provisions	17	173	64
Total current liabilities		5,958	5,160
Non-Current Liabilities
Deferred revenues	11	307	190
Financial debt	12	115	453
Salaries and social security payables	13	136	110
Deferred income tax liabilities	14	210	247
Income tax payables	14	13	14
Other liabilities	16	72	39
Provisions	17	782	581
Total non-current liabilities		1,635	1,634
TOTAL LIABILITIES		7,593	6,794
EQUITY (see Consolidated Statement of Changes in Equity)
Equity attributable to owners of the Parent	19	4,022	2,739
Non-controlling interest	19	3,775	3,006
TOTAL EQUITY		7,797	5,745
TOTAL LIABILITIES AND EQUITY		15,390	12,539

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos)

		For the years ended December 31,
	Note	2011	2010	2009
Revenues	21	18,498	14,627	12,170
Other income	21	55	32	34
Total revenues		18,553	14,659	12,204
Employee benefit expenses and severance payments	22	(2,615)	(1,977)	(1,573)
Interconnection costs and other telecommunication charges	22	(1,503)	(1,377)	(1,361)
Fees for services, maintenance, materials and supplies	22	(1,706)	(1,329)	(1,073)
Taxes and fees with the Regulatory Authority	22	(1,607)	(1,257)	(1,016)
Commissions	22	(1,515)	(1,141)	(942)
Cost of equipments and handsets	7	(1,657)	(1,207)	(906)
Advertising	22	(599)	(441)	(357)
Provisions	17	(225)	(130)	(48)
Bad debt expenses	5	(169)	(119)	(131)
Other operating expenses	22	(966)	(816)	(645)
Depreciation and amortization	22	(2,158)	(1,712)	(1,545)
Operating income	23	3,833	3,153	2,607
Other income from investments	27.d	—	—	13
Finance income	24	342	208	254
Finance expenses	24	(342)	(500)	(787)
Net income before income tax expense		3,833	2,861	2,087
Income tax expense	14	(1,394)	(1,076)	(798)
Net income for the year		2,439	1,785	1,289

Attributable to:
Owners of the Parent		1,273	895	642
Non-controlling interest		1,166	890	647
		2,439	1,785	1,289

Basic and diluted earnings per share attributable to owners of the Parent
Ordinary shares	25	121.91	85.71	61.48
Class “B” preferred shares	25	423.79	297.95	213.72

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	For the years ended December 31,
	2011	2010	2009

Net income for the year	2,439	1,785	1,289

Other components of the Statements of Comprehensive Income
Currency translation adjustments (non-taxable) (i)	27	18	28
Cash flow hedges	—	—	(13)
Income tax effect on cash flow hedges	—	—	5
Other components of the comprehensive income, net of tax	27	18	20

Total comprehensive income for the year	2,466	1,803	1,309

Attributable to:
Owners of the Parent	1,283	902	645
Non-controlling interest	1,183	901	664
	2,466	1,803	1,309

(i)             In 2009, net of a gain of $13 realized on capital reimbursement of Núcleo (Note 27.d).

The accompanying notes are an integral part of these consolidated financial statements.

The movements of the components of the Statements of Comprehensive Income for the years ended December 31, 2011, 2010 and 2009 and the corresponding tax effect are the following:

	Cash flow hedges			Currency
	Gross amount	Income Tax	Total	translation adjustment

At January 1, 2009	13	(5)	8	—
Increase	—	—	—	41
Reclassification to income statement	(13)	5	(8)	(13)
At December 31, 2009	—	—	—	28
Increase	—	—	—	18
At December 31, 2010	—	—	—	46
Increase	—	—	—	27
At December 31, 2011	—	—	—	73

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Capital stock (1)		Inflation adjustment	Share issue	Economic Rights Class “A” preferred shares included in		Currency				Equity attributable
	Common stock	Preferred shares	of capital stock	premiums (1)	financial debt (2)	Legal reserve	translation adjustment	Reserves	Retained earnings	Total	to non-controlling interest	Total Equity
Balances at January 1, 2009	53	25	125	896	(1,039)	180	—	4	948	1,192	1,936	3,128
Economic rights Class “A” preferred shares included in financial debt	—	—	—	—	(117)	—	—	—	117	—	—	—
Capital reimbursement of Núcleo (Note 27.d)	—	—	—	—	—	—	—	—	—	—	(6)	(6)
Dividends of Núcleo	—	—	—	—	—	—	—	—	—	—	(13)	(13)
Comprehensive income(loss):					—
Net income for the year	—	—	—	—	—	—	—	—	642	642	647	1,289
Other comprehensive income	—	—	—	—	—	—	7	(4)	—	3	17	20
Total Comprehensive Income (loss)	—	—	—	—	—	—	7	(4)	642	645	664	1,309
Balances at December 31, 2009	53	25	125	896	(1,156)	180	7	—	1,707	1,837	2,581	4,418
Economic rights Class “A” preferred shares included in financial debt	—	—	—	—	(5) 185	—	—	—	(185)	—	—	—
Dividends (3)	—	—	—	—	—	—	—	—	—	—	(476)	(476)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	895	895	890	1,785
Other comprehensive income	—	—	—	—	—	—	7	—	—	7	11	18
Total Comprehensive Income	—	—	—	—	—	—	7	—	895	902	901	1,803
Balances at December 31, 2010	53	25	125	896	(971)	180	14	—	2,417	2,739	3,006	5,745
Economic rights Class “A” preferred shares included in financial debt	—	—	—	—	(112)	—	—	—	112	—	—	—
As approved by the Shareholders’ Meeting held on April 7 and August 2, 2011 (Note 12)
- Redemption of Class “A” preferred shares	—	(6)	(11)	(528)	545	—	—	—	—	—	—	—
- Dividends	—	—	—	—	91	—	—	—	(91)	—	—	—
- Additional distribution	—	—	—	—	25	—	—	—	(25)	—	—	—
Dividends (4)	—	—	—	—	—	—	—	—	—	—	(414)	(414)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	1,273	1,273	1,166	2,439
Other comprehensive income	—	—	—	—	—	—	10	—	—	10	17	27
Total Comprehensive Income	—	—	—	—	—	—	10	—	1,273	1,283	1,183	2,466
Balances at December 31, 2011	53	19	114	368	(422)	180	24	—	3,686	4,022	3,775	7,797

(1) As of December 31, 2011, there were 5,330,400 ordinary shares, 1,470,455 Series “B” Preferred shares and 401,794 Series “A” Preferred shares issued and fully paid (Note 19.a).

(2) See Note 12.

(3) As approved by Telecom Argentina’s Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2010.

(4) As approved by Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 7, 2011

(5) Includes $356 of provisional cash dividends which were ratified in the Annual Shareholder’s Meeting (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		For the years ended December 31,
	Note	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year		2,439	1,785	1,289
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses and other allowances		191	134	181
Depreciation of property, plant and equipment	8	1,538	1,302	1,098
Amortization of Subscriber Acquisition Costs (“SAC”) and service connection or habilitation costs	9	602	387	428
Amortization of intangible assets	9	18	23	19
Other income from investments	27.d	—	—	(13)
Consumption of materials	8	104	92	88
Gain on disposal of property, plant and equipment		(22)	(6)	(10)
Provisions	17	225	130	48
Interest and other financial losses		219	362	521
Income tax expense	14	1,394	1,076	798
Income tax paid	4.b	(1,316)	(1,007)	(630)
Net increase in assets	4.b	(713)	(823)	(421)
Net increase in liabilities	4.b	728	791	283
Total cash flows provided by operating activities		5,407	4,246	3,679
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	4.b	(2,179)	(1,758)	(1,444)
SAC and service connection or habilitation costs	4.b	(765)	(567)	(495)
Other intangible asset acquisitions	4.b	(135)	(27)	(17)
Proceeds from the sale of property, plant and equipment		39	10	15
Decrease in investments not considered as cash and cash equivalents	4.b	20	—	253
Total cash flows used in investing activities		(3,020)	(2,342)	(1,688)
CASH FLOWS FROM FINANCING ACTIVITIES
Financial debt proceeds	4.b	78	175	342
Payment of financial debt	4.b	(656)	(878)	(1,837)
Payment of interest	4.b	(130)	(430)	(167)
Cash dividends paid	4.b	(414)	(476)	(13)
Payment of capital reimbursement of Núcleo to the non-controlling interest	27.d	—	—	(6)
Total cash flows used in financing activities		(1,122)	(1,609)	(1,681)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		31	18	61

INCREASE IN CASH AND CASH EQUIVALENTS		1,296	313	371
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4.b	1,586	1,273	902
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4.b	2,882	1,586	1,273

See Note 4.b for additional information on the consolidated statements of cash flows.

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

ADS:  Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

AFIP (Administración Federal de Ingresos Públicos):  The Argentine federal tax authority.

Argentine GAAP:  Generally Accepted Accounting Principles in force in Argentina through December 31, 2011 for the Company.

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

W de Argentina—Inversiones:  W de Argentina—Inversiones S.L.

Note 1 — Description of business and basis of preparation of the consolidated financial statements

a)              The Company and its operations

Nortel was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina, which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom Argentina was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990.

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

The Telecom Group provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina and through its subsidiaries, mobile services in Argentina and Paraguay and international wholesale services in the United States of America. Information on the Telecom Group’s licenses and the regulatory framework is described in Note 2.

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

(ii)                                  Dormant entity at December 31, 2011, 2010 and 2009.

(iii)                               Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

b)              Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the CEO, who is responsible for allocating resources and assessing performance of the operating segments. The CEO assesses the performance of the operating segments at the net income (loss) level and under the accounting principles effective at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

During the years 2010 and 2009 the financial information provided to the CEO was based on Argentine GAAP. For year 2011 the CEO assessed the operating segments performance both under Argentine GAAP and IFRS. Given that IFRS amounts are the measurement principles most consistent with those used in measuring the corresponding amounts in these financial statements, the Company has presented the segment information under IFRS for all years presented. As a result, segment information for the years 2010 and 2009 previously presented under Argentine GAAP — and reconciliated with IFRS - was modified to report figures under IFRS to conform to the current year presentation. Figures under IFRS for the years 2010 and 2009 were also reported as additional segment information in Note 30 to the Company’s consolidated financial statements under IFRS as of December 31, 2010 and 2009.

Information regarding segment reporting is included in Note 28.

c)              Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. IFRS comprises all effective IAS together with all the SIC and all interpretations issued by the IFRIC.

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

The Company has split certain items in the current and noncurrent liabilities of the statement of financial position in order to enable users of the financial statements to better understand the information contain therein. As a result a new item “Deferred revenues” was added in the statement of financial position. In addition asset retirement obligation liabilities previously reported under “Other liabilities” were classified under the “Provisions” item line. Information for year 2010 was also reclassified to conform to the current year presentation.

The financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are perceived or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

The accompanying consolidated financial statements have also been prepared on a going concern basis (further details are provided in Note 3).

Publication of these consolidated financial statements for the year ended December 31, 2011 was approved by resolution of the Board of Directors’ meeting held on March 23, 2012.

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

These consolidated financial statements contain all material disclosures required under IFRS. Some additional disclosures required by the Argentine Corporations Law have been included in the accompanying consolidated financial statements.

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

(b) Licenses granted as of December 31, 2011

As of December 31, 2011, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•                  Local fixed telephony;

•                  Public telephony;

•                  Domestic and international long-distance telephony;

•                  Domestic and international point-to-point link services;

•                  Domestic and international telex services;

•                  VAS, data transmission, videoconferencing and broadcasting signal services; and

•                  Internet access.

As of December 31, 2011, Telecom Argentina’s subsidiaries have been granted the following licenses:

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

Auction to reassign frequency bands

In May 2011, the SC through Resolution No. 57/11 launched an auction to reassign the 850 MHz and 1900 MHz frequency bands returned by Telefónica Móviles Argentina S.A. because this company had exceeded its 50 MHz spectrum cap. The total spectrum to be auctioned in each region is: 30 MHz. in Region I (“North”); 37.5 in Region II (“Amba”) and 35 MHz in Region III (“South”).

Personal will participate in the spectrum auction and expects to acquire additional spectrum to complete its “Spectrum cap” along throughout Argentina. Personal can expect to acquire, respectively, up to 5 MHz in the first Region, up to 7.5 MHz in the second and up to 10 MHz in the third.

As of the date of issuance of these consolidated financial statements, the SC has postponed the auction for April 2012.

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

•                  a reduction of Nortel’s interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the Regulatory Bodies; (as of December 31, 2011 all of the ordinary shares of Nortel belong to Sofora; additional information in Note 27);

•                  any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the Regulatory Bodies;

•                  Telecom Argentina´s bankruptcy.

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

Related to the Regulation for the call by call selection of the providers of long-distance services, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved this Regulation, subsequently modified by Resolution No. 75/03 of the Ministry of Economy, which introduced several changes related to the service mandatory, habilitation and blockage modality and the availability of the service on December 6, 2003. Nevertheless and having Telecom Argentina fulfilled with all its obligations, as of the date of these consolidated financial statements, this long-distance service modality is not implemented.

Related to the number portability, on January 22, 2009, the SC issued Resolution No. 08/09 pursuant to which an ad hoc Working Commission was created with representatives of the SC and the CNC, for the purpose of preparing a draft of the Number Portability Regime.

On August 19, 2010, through SC Resolution No. 98/2010, the SC approved the Number Portability Regime (“NP”), covering the STM, SRMC, PCS and SRCE (trunking) mobile services, defined in the resolution as portable services.

The implementation timetable was approved by Resolutions No. 8/2011 and 3/2011 jointly issued by the SC and the Ministry of Domestic Trade.

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

The Portability Committee sent earlier this year for SC approval, the agreed Portability processes and specification of the Database Administrator.

On June 14, 2011, the SC issued Resolution No. 67/11 replacing several sections of the NP regime. It also approved the Processes and Technical and Operational Specifications relating to the implementation and correct application of the NP, the Bidding Specifications for the selection of the Database Administrator and the model contract, and the Network Technical Specification for the implementation of the NP in the Networks Mobile Communications.

On July 7, 2011, the Portability Committee convened companies with extensive international experience to participate in the private tender for the selection of the Database Administrator, resulting selected the company Telcordia Technologies Inc. together with his argentine partner Telmark S.A. (hereinafter “the Administrator of the Portability”).

Having reported the proceedings to the SC, on October 12, 2011, and under the provisions of SC Resolution No. 98/10 and No. 67/11, the contract for the integration and management of the Database, between the four service providers and the Administrator of the Portability, was formalized.

Mobile service providers are finalizing the adaptations of their respective networks and the development and testing of software applications necessary to implement the NP during March 2012.

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

Providers of telecommunications services shall rely on the assistance of a Technical Committee made up of seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers — two of which shall be appointed by Telecom Argentina and Telefónica and one by the rest of the providers — and another member will be appointed by independent local operators). This Technical Committee is informed by the SC of the programs to be financed and is responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval by the SC.

The Technical Committee has been created and it is fully operative. Additionally, telecommunications service providers had already sent the proposed Fiduciary agreement to the SC. The SC approved it in January 2009 through Resolution No. 7/09.

On December 9, 2008, the SC issued Resolution No. 405/08 which was objected by Telecom Argentina and Personal. These objections were resolved by the SC through its Resolution No. 154/10.

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

On December 1st, 2010, the SC issued Resolutions No. 147/10 and 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aim to reclaim the Broadband Internet service to state-run educational institutions and public libraries, respectively, and will be implemented through the use of the FFSU resources. At the date of issuance of these consolidated financial statements, it has been conducted the first auction of the “Internet for educational institutions” program and it is developing the bidding of the “Internet for public libraries” program.

On November 11, 2010, the SC issued Resolution No. 154/10 adopting the methodology for the deposit of the SU contributions to the trustee’s escrow account. The resolution includes several provisions related to the determination of the contributions that correspond to previous and posterior periods to the dictation of the Decree No. 558/2008. It also provides that until the SC determines the existence of programs, the amounts that may correspond to their implementation may be discounted by the telecommunication providers when determining their contribution to the SU Fund. If completed the verification from the SC there were unrecognized amounts, they must be contributed into the FFSU or for the development of new works of the SU, with the approval of the SC.

At the date of issuance of these consolidated financial statements, the SU programs are still pending approval by the SC.

On December 30, 2010, the trustee notified Telecom Argentina and Personal the trustee’s escrow account number in which they shall deposit the SU contributions under the provisions of SC Resolution No. 154/10.

On January 26, 2011 the SC issued Resolution No. 9/11 determining the “Infrastructure and Facilities Program”. The resolution provides that telecommunications services providers may affect to investment projects under this program, exclusively the amounts corresponding to their pending obligations of investment contributions born under Annex III of Decree No. 764/00, prior to Decree No. 558/08.

In Telecom Argentina

By the end of 2002, the SC formed a working group responsible for analyzing the method to be applied for measuring the net costs of SU performance —particularly, the application of the Hybrid Cost Proxy Model (the “HCPM Model”), based on the incremental cost of a theoretical network. The working group was also tasked with defining “non-monetary benefits” and determining the methodology for its calculation, in order to assess the costs that would be offset due to performance of SU obligations. The working group decided that, given the complexity of this methodology, efforts should be made to continue the initial programs independently from application of the HCPM Model, and that there was a need to carry out a comprehensive review of the present general regulations relating to SU to ensure that these regulations were operative in the near term considering the existing social needs.

Several years after the market’s liberalization and the effectiveness of the first SU regulations, service providers affected by these regulations have not received set-offs for providing services as required by the SU regime.

In compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713 /07, Telecom Argentina has estimated a receivable of $1,027 (unaudited) for the period initiated in July 2007 and filed its calculations for review by the regulatory authority. This receivable has not yet been recorded since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” — amounting approximately to $829 and which are included in the abovementioned receivable - do not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution. As of the date of these consolidated financial statements, the resolution of this appeal is still pending.

In Personal

Since January 2001, Personal recorded a provision related to its obligation to make contributions to the SU fund. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, Personal deposited the correspondent contributions into an account held under their name at the Banco de la Nación Argentina. As of December 31, 2010 these contributions amounted to $112 and were recorded as a receivable in the caption “Other receivables” of the consolidated balance sheets.

During the first quarter of 2011, the above mentioned funds were transferred to the trustee’s escrow account, in compliance with the provisions of SC Resolution No. 154/10 previously described. Since January 2011, FFSU contributions are now being made into such escrow account.

In March 2011, Personal submitted to the SC a $70 investment project, pursuant to SC Resolution No. 9/11, for the development of a network infrastructure in locations in the Northern Region of Argentina with no mobile coverage. At the date of issuance of these consolidated financial statements, the project is still pending approval by the Regulatory Authority.

In June 2011, under the provisions of SC Resolution No. 88/09, Personal submitted to the SC a new SU project for the rendering of basic telephone services, Broadband Internet access and mobile services in almost 150 cities included under the scope of this resolution. This project, in addition with the ones submitted by other service providers, will cause the SC to order to the SU Technical Committee the completion of a new tender.

(e) “Tax Stability” principle: impact of variations in Social Security contributions

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

At December 31, 2011, Telecom Argentina has a net receivable of $67 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the non-current caption “Other receivables”.

Since the resolution allows Telecom Argentina to offset the receivables with existing and/or future regulatory duties and the intention of Telecom Argentina is to exercise its offsetting rights, the receivable was recorded net of reserves. At December 31, 2011, the reserves corresponding to these regulatory duties amounted to $90.

Since December 2008, Telecom Argentina has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

(f) Tariff structure of the national and international regulated fixed line services

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

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom Argentina tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

In August 2009, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by Telecom Argentina of $3.1 plus interest. Telecom Argentina has offset this balance with the credit resulting from SC Resolution No. 41/07, described in (e) above.

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

Tax on deposits to and withdrawals from bank accounts (“IDC”) charged to customers

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, going forward, tariff increases on basic telephony services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. Telecom Argentina has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (g) below).

In April 2007, Telecom Argentina provided the CNC with supporting documentation on this amount for its audit. Telecom Argentina had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by Telecom Argentina and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, as of December 31, 2011 and 2010, Telecom Argentina recorded as “Other receivable” a total of $23.

(g) Renegotiation of agreements with the Argentine Government

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

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on the Company’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2013.

In May 2004, Telecom Argentina signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which Telecom Argentina committed not to modify the current rate structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom Argentina expected to have concluded before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

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

(h) “Buy Argentine” Act

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

Note 3 — Significant accounting policies

a)              Going concern

The consolidated financial statements for the years ended December 31, 2011 and 2010 have been prepared on a going concern basis as there is a reasonable expectation that Nortel will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than 12 months).

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

b)              Foreign currency translation

Items included in the financial statements of each of Nortel and of the Telecom Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Argentine pesos ($), which is the functional currency of Nortel and all Telecom Group’s companies located in Argentina. The functional currency for the foreign subsidiaries of the Telecom Group is the respective legal currency of each country.

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

d)              Consolidation

These consolidated financial statements include the accounts of Nortel and its subsidiary Telecom Argentina, over which it has effective control and its indirect subsidiaries (Personal, Núcleo, Springville, Micro Sistemas and Telecom USA) as of December 31, 2011 and 2010.

Control exists when the Parent (Nortel) has the power to determine the financial and operating policies of a subsidiary. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

In the preparation of the consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and non-controlling interests in the equity and in the profit (loss) for the year are disclosed separately under appropriate captions, respectively, in the consolidated statement of financial position, in the consolidated income statement and in the consolidated statement of comprehensive income.

All intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

Financial year-end of all the subsidiaries’ financial statements coincides with that of the Parent.

e)              Revenues

Revenues are recognized to the extent that it is considered probable that economic benefits will flow to the Telecom Group and their amount can be measured reliably. Final outcome may differ from those estimates.

Revenues are stated net of discounts and returns.

Telecom Group discloses its revenues into two groups: services and equipment. Service revenues are the main source of income for Telecom Group and are disclosed by nature: Voice services and Data transmission and Internet services. This classification of revenues is given by different commercial offers and products, type of contracts and kind of customers. Equipment sales represent a precursor of service revenues; therefore, from time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs in order to acquire new contracts with a minimum non-cancelable period of permanence.

Other income mainly includes penalties collected from suppliers and gains on the sale of PP&E, which are realized in the ordinary course of business but are not the main business objective.

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

Revenues from the sale of prepaid calling cards are recognized on the basis of the minutes used, at the contract price per minute, or when the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue on prepaid calling cards” under Deferred revenues line item in the statement of financial position.

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

Revenue on construction contracts recognized in the years ended December 31, 2011, 2010 and 2009 total $25, $14 and $nil, respectively.

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

Mobile telecommunication services and products

Telecom Group provides mobile services throughout Argentina via cellular and PCS networks. Cellular fees consist of monthly basic fees, airtime usage charges, roaming, charges for TLRD, CPP charges and additional charges for VAS, including call waiting, call forwarding, three-way calling, voicemail, SMS, GPRS, Mobile Internet and for other miscellaneous cellular services. These revenues are recognized as services when they are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from the corresponding accounts receivable.

Revenues from the sale of prepaid calling cards are recognized on the basis of the minutes used, at the contract price per minute, or when the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue on prepaid calling cards” under Deferred revenues line item in the statement of financial position.

Revenues from sales of goods, such as handsets, sim cards, tablets, smartphones and other equipment are recognized when the significant risks and rewards of ownership are transferred to the buyer.

Personal and Núcleo offer to their subscribers a customer loyalty program. Under such program Personal and Núcleo grant award credits as part of the sales transactions which can be subsequently redeemed for goods or services provided by Personal and Núcleo or third parties. The fair value of the award credits is accounted for as deferred revenue, and recognized as revenue when the award credits are redeemed or expire, whichever occurs first. Those revenues are classified as service or goods revenues depending on the goods or services redeemed by the customers.

Applicable to both fixed telephony and mobile telephony, for offerings including separately identifiable components (as equipment and service), the Telecom Group recognizes revenues related to the sale of the equipment when it is delivered to the final customer whereas service revenues are recorded when rendered. The total revenue generated by this type of transactions is allocated to the separately identifiable units of accounting based on their fair values, provided that the total amount of revenue to be recognized does not exceed the contract revenue. IFRS does not prescribe a specific method for such allocation of revenue. However, telecommunications industry practice generally applies the method known as “residual method”. The “residual method” requires identifying all the components that comprise a transaction and allocating its fair value on an individual basis to each of them. Under this method, the fair value of a delivered item (which could not be individually determined) is determined as the difference between the total arrangement consideration and the sum of the fair values of those elements for which fair value can be estimated on a stand-alone basis.

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

As of December 31, 2010, the Telecom Group had investments in certain government bonds. Telecom Group valued these securities at amortized cost as Management had the intent and ability to hold those securities to maturity (November 2011).

Impairment of financial assets

At every annual or interim closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the consolidated income statement for financial assets measured at cost or amortized cost.

Certain circumstances of impairment of financial assets that the Group assesses to determine whether there is objective evidence of an impairment loss could include: delay in the payments received from customers; customers that enter bankruptcy; the disappearance of an active market for that financial asset because of financial difficulties; observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets, significant financial difficulty of the obligor, among others.

f.2) Financial liabilities

Financial liabilities comprise trade payables, financial debt (excluding Derivatives), salaries and social security payables (see n) below) and certain other liabilities.

As described in Note 12, Nortel’s Class “A” preferred shares provide a mandatory repayment schedule. Although payments to the holders of such shares become due only to the extent that the Company has liquid and realized profits, legally available for distribution under Argentine law, the Company’s payment obligation does not disappear as a result of the temporary lack of such profits. Therefore, according to IFRS, the Company’s payment obligations under the terms of issuance of the Class “A” preferred shares are classified as liability and valued at their amortized cost.

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

For additional information about derivatives operations during 2011 and 2010 and related balances see Note 20.

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

h)             PP&E

PP&E is stated at acquisition or construction cost. Subsequent expenditures are capitalized only when they represent an improvement, it is probable that future economic benefits associated with the item will flow to Telecom Group and the cost of the item can be measured reliably.

All other subsequent costs are recognized as expense in the period in which they are incurred. When a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items if they are significant.

PP&E cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized in the statement of financial position under Provisions line item at its present value. These capitalized costs are depreciated and charged to the income statement over the useful life of the related tangible assets in the Depreciation and amortization item line.

The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are reviewed annually, at each financial year-end. Changes in the above liability are recognized as an increase or decrease of the cost of the relative asset and are depreciated prospectively.

Until the date of cancellation of its financial debt, the Telecom Group had also capitalized interest on long-term construction projects as part of its cost. No interest was capitalized during 2011 and 2010. Interest capitalized during 2009 amounted to $15.

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

Intangible assets comprise the following:

• Subscriber acquisition costs (“SAC”)

Direct and incremental costs incurred for the acquisition of new subscribers with a minimum contractual period are capitalized when the conditions for the recognition of an intangible asset are met. The cost of acquiring postpaid and “cuentas claras” subscribers in mobile telephony and broadband customers in fixed telephony meet the conditions established by IFRS for its recognition as intangible asset, since these contracts establish a minimum contractual period, include an enforceable termination penalty and provide for fixed monthly billing for services. SAC are mainly related to the mobile services; and are mainly comprised of upfront commissions paid to third parties and subsidies granted to customers on the sale of handsets.

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

• PCS and Band B licenses (Paraguay)

Initial acquisition costs of Núcleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through financial year 2007. Renewal costs are being amortized over 5 years.

• Internet and data transmission license (Paraguay)

Núcleo’s license is amortized over 5 years through fiscal year 2016.

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

• Software obtained or developed for internal use

Telecom Group capitalized certain costs associated with the development of computer software for internal use. These costs were fully amortized as of December 31, 2010.

• Debt issue costs

Expenses incurred in connection with the issuance of financial debt were deferred and amortized under the interest method over the life of the related debts. These costs were fully amortized as of December 31, 2010.

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

At December 31, 2011 the Telecom Group holds finance leases which represent current liabilities in the amount of $5. A summary by major class of fixed assets covered by finance leases at December 31, 2011 is as follows:

	Book value	Lease terms	Amortization period
Computer equipment	17	2 years	3 years
Accumulated depreciation	(6)
Net value	11

As of December 31, 2010 Telecom Group had no finance leases.

Operating leases

Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative.

In the normal course of business, the Telecom Group leases cell sites, switch sites, satellite capacity and circuits under various non-cancellable operating leases that expire on various dates through 2020. Rental expense is included under Other operating expenses item line in the consolidated income statements.

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

Telecom Group has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each legal entity. In the preparation of such estimates and in connection with the fixed-line business, Telecom Group has considered different scenarios, some of which contemplate the increase of Telecom Argentina’s regulated rates that remain affected by the freeze of the rates established by Law No. 25,561 (see Note 2.g).

Intangible assets with an indefinite useful life (including intangible assets not ready to use) are not subject to amortization and are tested at least annually for impairment. The only intangible asset with an indefinite useful life held by Telecom Group at December 31, 2011 and 2010 is the PCS license (Argentina), which is entirely allocated to the Personal Mobile Service operating segment. Its recoverable amount is determined based on the value in use, which is estimated using discounted net cash flows projections.

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

Personal´s net cash flows projection is denominated in Argentine pesos, its functional currency. However, due to the fact that there is no prevailing long-term discounting rate in pesos available in the market, Telecom Group: a) has converted such peso-denominated cash flows into US dollars using future estimated exchange rates applicable to each period; and b) has discounted these US dollar-denominated cash flows at an annual US dollar rate of approximately 14% in order to obtain the recoverable value of intangible assets with indefinite useful life. Future cash flows estimates are based on management’s projections for a period not to exceed five years and then taken to perpetuity assuming a growth rate of 2% per annum.

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

The actuarial assumptions used are based on market interest rates, past experience and Management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2011	2010	2009
Discount rate (1)	5.6 - 12.1%	1.2-7.4%	10.3-12.3%
Projected increase rate in compensation (2)	15 - 25.7%	15.3-22%	12.6-16.7%

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

m)          Deferred revenues

Deferred revenues include:

•                 Deferred revenues on prepaid calling cards

Revenues from unused traffic for unexpired calling cards are deferred and recognized as revenue when the minutes are used or when the card expires, whichever happens first. See Note 3.e. Revenues — Fixed telecommunication services and products.

•                 Deferred revenues on connection fees

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of customer relationship. See Note 3.e. Revenues — Fixed telecommunication services and products.

•                 Customer Loyalty Programs

The fair value of the award credits regarding Personal and Núcleo’s customer loyalty program is accounted for as deferred revenue, and recognized as revenue when the award credits are redeemed or expire, whichever occurs first. See Note 3.e. Revenues — Mobile telecommunication services.

•                 Deferred revenue on sale of capacity and related services

Under certain network capacity purchase agreements, Telecom Group sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided. Those revenues are recorded under “Data and Internet” item line in the Fixed services segment.

n)             Salaries and social security payables

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

o)              Taxes payables

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

As per Argentinean Tax Law, income taxes payables have been computed on a separate return basis (i.e., Telecom Group is not allowed to prepare a consolidated income tax return). All income tax payments are made by each of the subsidiaries as required by the tax laws of the countries in which they operate. Telecom Group records income taxes in accordance with IAS 12.

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

Telecom Group is subject to a tax levied on revenues and other income, net of certain deductible expenses. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services and equipment). Average rates were approximately 4.4%, 4.6% and 4.4% for the years ended December 31, 2011, 2010 and 2009, respectively.

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

Congress passed Law No. 26,539 which amends the excise tax and establishes that the importation and sale of technological and computer goods, including mobile phones, will be subject to the excise tax at a rate of 17%, resulting in an effective tax rate of up to 20.48%, applicable beginning on December 1, 2009. Telecom Group has the right to transfer this tax to its customers but this is not always possible. Such cost is included in the item line “Cost of equipments and handsets”.

p)              Provisions

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

Provisions also include the expected costs of dismantling assets and restoring the site if a legal or constructive obligation exists, as mentioned in Note 3.h). The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are reviewed annually, at each financial year-end.

q)              Dividends

Dividends payable to third parties are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

r)              Finance income and expenses

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

s)              Earnings per share

Basic earnings per share are calculated by dividing the net income or loss attributable to owners of the Parent by the weighted average number of ordinary and Class “B” preferred shares outstanding during the year (see Note 25).

t)                Use of estimates

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
Useful lives and residual value of PP&E and Intangible assets

PP&E and intangible assets, except for indefinite useful life intangibles, are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the depreciable amount of the assets and their useful lives involves significant judgment. Telecom Group periodically reviews, at least at each financial year-end, the estimated useful lives of its PP&E and amortizable intangible assets.

Recoverability of PP&E and intangible assets with finite useful life

At least at every annual closing date, an assessment is made regarding whenever events or changes in circumstances indicate that PP&E and amortizing intangible assets may be impaired.

The recoverable amount is the higher of the fair value (less costs to sell) and its value in use. The identification of impairment indicators and the estimation of the value in use for assets (or groups of assets or cash generating units) require management to make significant judgments concerning the validation of impairment indicators, expected cash flows and applicable discount rates. Estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, capital cost, etc.

For the years presented Telecom Group estimated that there are no indicators of impairment of assets that are subject to amortization. However, changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition and/or changes in market conditions, and the outcome of the rates negotiations for regulated fixed services with the Argentine government, could significantly impact these judgments and could require future adjustments to the recorded assets.

Intangible assets with indefinite useful life—PCS license

Telecom Group determined that Personal’s PCS license met the definition of an indefinite-lived intangible asset for the years presented and tests it annually for impairment. The recoverability assessment of an indefinite-lived intangible asset such as the PCS license requires our Management to make assumptions about the future cash flows expected to be derived from such asset.

Such estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, etc. The discount rate used to determine the discounted cash flow is an annual US dollar rate of approximately 14%.

Our judgments regarding future cash flows may change due to future market conditions, business strategy, the evolution of technology and other factors. These changes, if any, may require material adjustments to the carrying amount of the PCS license.

Financial statement item / area	Accounting estimates
Income taxes and recoverability assessment of deferred tax assets

Income taxes (current and deferred) are calculated in each company of the Telecom Group according to a reasonable interpretation of the tax laws in effect in each jurisdiction where the companies operate. The recoverability assessment of deferred tax assets sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets takes into account the estimate of future taxable income based on Telecom Group’s projections and on conservative tax planning.

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long term receivables and payables. The estimated discount rate used to determine the discounted cash flow of long term receivables and payables is an annual rate in pesos ranging between 18% and 23% for years 2010 and 2009 and an annual rate in pesos ranging between 19% and 28% for 2011. Additionally, an annual U.S. dollars rate of approximately 8% was used for discounting long term receivables denominated in U.S. dollars during 2011.

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

In the absence of a Standard or an Interpretation that specifically applies to a particular transaction, Management carefully considers the IFRS general framework and valuation techniques generally applied in the telecommunication industry and uses its judgment to evaluate the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Group, reflect the economic substance of the transactions, be neutral, be prepared on a prudent basis and be completed in all material respects.

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

The application of this standard is not expected to have a material impact on the Company’s financial position and results of operations.

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

The application of this standard is not expected to have a material impact on the Company’s financial position and results of operations.

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

As a result of the adoption of IFRS 12 since January 1, 2013 additional disclosure regarding summarized financial information about each subsidiary could be required if its non-controlling interest is material to the Company.

IFRS 13 (Fair value measurement)

On May 12, 2011 the IASB published IFRS 13. This standard contains new guidance on fair value measurement and disclosure requirements. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The application of this standard is not expected to have a material impact on the Company’s financial position and results of operations.

IAS 19 revised (Employee benefits)

On June 16, 2011 the IASB published IAS 19 revised. The amendments make important improvements by:

• eliminating an option to defer the recognition of gains and losses, known as the ‘corridor method’, improving comparability and faithfulness of presentation;

• streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income (OCI), thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations;

• enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.

IAS 19 revised is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The application of these amendments is not expected to have a material impact on the Company’s financial position and results of operations.

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

These amendments are effective for financial years beginning on or after July 1, 2012. The application of these amendments is not expected to have a material impact on the Company’s financial position and results of operations.

Amendments to IAS 32 (Requirements for offsetting financial instruments)

On December 16, 2011 the IASB published amendments to IAS 32.

The amendments clarify the meaning of ‘currently has a legally enforceable right of set-off and also clarify the application of the IAS 32 offsetting criteria to settlement systems which apply gross settlement mechanisms that are not simultaneous.

These amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively. Early application is permitted. The Company is currently analyzing the impact that the adoption of these amendments will have on the Company’s financial position and results of operations.

Amendments to IFRS 7 (Offsetting financial assets and financial liabilities)

On December 16, 2011 the IASB published amendments to IFRS 7. These amendments require disclosure to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position.

These amendments are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively.

The Company is currently analyzing the impact that the adoption of these amendments will have on the Company’s financial position and results of operations.

Note 4 — Cash and cash equivalents and Investments. Additional information on the consolidated statements of cash flows

a)              Cash and cash equivalents and Investments

Cash and cash equivalents consist of the following:

	As of December 31,
Cash and cash equivalents	2011	2010
Cash	8	8
Banks	103	112
Time deposits	2,693	1,452
Time deposits — Related parties (Note 27.c)	69	22
Mutual funds	9	—
Mutual funds — Related parties (Note 27.c)	—	1
Total cash and cash equivalents	2,882	1,595

Investments consist of the following:

	As of December 31,
Current investments	2011	2010
Government bonds	—	2
Total other investments	—	2

	As of December 31,
Non-current investments	2011	2010
2003 Telecommunications Fund	1	1
Total other investments	1	1

b)              Additional information on the consolidated statements of cash flows

The consolidated statements of cash flows have been prepared using the indirect method.

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition) and bank overdrafts (in the consolidated statements of financial position, bank overdrafts are included in current financial debt).

	As of December 31,
	2011	2010	2009
Cash and cash equivalents	2,882	1,595	1,273
Bank overdrafts	—	(9)	—
Total cash and cash equivalents at year-end	2,882	1,586	1,273

•      Changes in assets/liabilities components:

	Years ended December 31,
	2011	2010	2009
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	3	—	(31)
Trade receivables, net	(516)	(476)	(314)
Other receivables, net	(99)	(111)	(39)
Inventories, net	(101)	(236)	(37)
	(713)	(823)	(421)
Net (decrease) increase in liabilities
Trade payables	376	502	241
Deferred revenues	184	37	29
Salaries and social security payables	175	91	55
Other taxes payables	32	188	(21)
Other liabilities	17	9	(5)
Provisions	(56)	(36)	(16)
	728	791	283

Income tax paid consists of the following:

	Years ended December 31,
	2011	2010	2009
Income tax returns	(529)	(451)	(321)
Payments in advance	(703)	(494)	(231)
Other payments	(84)	(62)	(78)
Total payments of income tax	(1,316)	(1,007)	(630)

•      Main non-cash operating transactions:

	Years ended December 31,
	2011	2010	2009
SU receivables offset with taxes payable	112	—	—
Property tax provision	5	5	—
Government bonds received in exchange for trade receivables	—	2	—
Credit on minimum presumed income tax offset with income taxes	—	3	7
Legal fee from Tax Regularization Regime (Note 3.l)	—	—	14

•      Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2011	2010	2009
Capex	(2,318)	(1,921)	(1,663)
Purchases of materials (net of transfers to PP&E)	(167)	(41)	(108)
Fixed assets additions	(2,485)	(1,962)	(1,771)
Plus:
Payments of trade payables originated in prior years acquisitions	(1,065)	(924)	(652)
Less:
Acquisition of fixed assets through incurrence of trade payables	1,353	1,121	945
Capitalized interest on fixed assets	—	—	15
Mobile handsets lent to customers at no cost (i)	6	4	16
Asset retirement obligations	12	3	3
	(2,179)	(1,758)	(1,444)

(i)            Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2011	2010	2009
SAC and service connection or habilitation fees	(768)	(552)	(419)
Other intangible assets	(106)	(20)	(23)
Intangible assets Capex (Note 9)	(874)	(572)	(442)
Plus:
Payments of trade payables originated in prior years acquisitions	(118)	(127)	(187)
Less:
Acquisition of intangible assets through incurrence of trade payables	92	105	117
	(900)	(594)	(512)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2011	2010	2009
Collection of investments/Government bonds	20	—	253
	20	—	253

•      Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

	Years ended December 31,
	2011	2010	2009
Bank overdrafts — Núcleo and Personal	78	42	218
Debt proceeds — Núcleo	—	133	124
Total financial debt proceeds	78	175	342
Redemption of Class “A” preferred shares	(542)	—	—
Payment of Notes — Personal and Telecom Argentina	—	(683)	(1,409)
Purchase of Notes — Personal and Telecom Argentina	—	(35)	(108)
Payment of bank overdrafts — Núcleo and Personal	(78)	(42)	(218)
Payment of bank loans — Núcleo	(36)	(118)	(102)
Total payment of financial debt	(656)	(878)	(1,837)
Payment of dividends on Class “A” preferred shares	(116)	(354)	—
Payment of interest on Notes — Personal and Telecom Argentina	—	(63)	(149)
Payment of interest on bank loans — Núcleo	(14)	(13)	(12)
Payment of interest on bank overdrafts — Personal	—	—	(6)
Total payment of interest	(130)	(430)	(167)

The Annual General Ordinary Shareholders’ Meeting of Telecom Argentina held on April 7, 2011 approved a cash dividend distribution in the amount of $915 (equivalent to $0.93 peso per share of Telecom Argentina), which was paid on April 19, 2011, of which $414 corresponds to its non-controlling shareholders.

The Annual General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2010 approved a cash dividend distribution in the amount of $1,053 (of which $476 corresponds to its non-controlling shareholders) payable in two installments: the first was paid on May 5, 2010, amounting to $689 (equivalent to $0.70 per share) and the second was paid on December 20, 2010, for the balance of $364 (equivalent to $0.37 per share).

In addition, Núcleo paid cash dividends in the amount of $13 to its non-controlling shareholders during the year ended December 31, 2009.

Note 5 — Trade receivables, net

Trade receivables, net consist of the following:

	As of December 31,
	2011	2010
Current trade receivables, net
Fixed services	724	643
Fixed services — Related parties (Note 27.c)	1	10
Personal mobile services	1,188	932
Personal mobile services — Related parties (Note 27.c)	11	3
Núcleo mobile services	36	26
Subtotal	1,960	1,614
Allowance for doubtful accounts	(170)	(151)
	1,790	1,463
Non-current trade receivables, net
Fixed services	30	—
	30	—
Total trade receivables, net	1,820	1,463

Movements in the allowance for current doubtful accounts are as follows:

	Years ended December 31,
	2011	2010
Current allowance for doubtful accounts
At January 1,	(151)	(144)
Additions — Bad debt expenses	(169)	(119)
Uses	152	113
Currency translation adjustments	(2)	(1)
At December 31,	(170)	(151)

Note 6 — Other receivables, net

Other receivables, net consist of the following:

	As of December 31,
	2011	2010
Current other receivables, net
Prepaid expenses	164	114
SU credits (Note 2.d)	—	112
Tax credits	58	54
Restricted funds	23	15
Related parties (Note 27.c)	1	—
Other	74	43
Subtotal	320	338
Allowance for doubtful accounts	(12)	(13)
	308	325
Non-current other receivables, net
Credit on SC Resolution No. 41/07 and IDC (Note 2.e. and f)	90	90
Restricted funds	23	31
Tax credits	34	30
Prepaid expenses	68	55
Credit on minimum presumed income tax	9	9
Other	8	8
Subtotal	232	223
Allowance for regulatory matters (Note 2 e. and f)	(90)	(90)
Allowance for doubtful accounts	(34)	(30)
	108	103
Total other receivables, net	416	428

Movements in the allowances are as follows:

	Years ended December 31,
	2011	2010
Current allowance for regulatory matters
At January 1,	—	(4)
Reclassifications (*)	—	4
At December 31,	—	—
Non-current allowance for regulatory matters
At January 1,	(90)	(75)
Additions (**)	—	(13)
Reclassifications (*)	—	(2)
At December 31,	(90)	(90)

(*)   In 2010, includes reclassifications of $2 to Provisions.

(**) Included in Provisions in the consolidated income statements.

	Years ended December 31,
	2011	2010
Current allowance for doubtful accounts
At January 1,	(13)	(12)
Additions (***)	—	(1)
Reversals (***)	1	—
At December 31,	(12)	(13)
Non-current allowance for doubtful accounts
At January 1,	(30)	(37)
Additions (***)	(4)	—
Reversals (***)	—	7
At December 31,	(34)	(30)

(***) Included in Taxes and fees with the Regulatory Authority in the consolidated income statements.

Note 7 — Inventories, net

Inventories, net consist of the following:

	As of December 31,
	2011	2010
Mobile handsets and equipment	536	467
Fixed telephones and equipment	19	8
Subtotal	555	475
Allowance for obsolescence of inventories	(19)	(23)
	536	452

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2011	2010
Allowance for obsolescence of inventories
At January 1,	(23)	(23)
Additions (*)	(11)	(28)
Uses	15	28
At December 31,	(19)	(23)

(*) Included in Cost of equipment and handsets in the consolidated income statements.

The cost of equipment and handsets is as follows:

	Years ended December 31,
	2011	2010	2009
Inventory balance at the beginning of the year	475	273	270
Plus:
Purchases	2,223	1,797	1,177
Deferred costs from SAC (Note 3.i)	(470)	(375)	(253)
Net additions (decreases) from allowance for obsolescence	(4)	—	5
Mobile handsets lent to customers at no cost	(6)	(4)	(16)
Replacements to customers	(7)	(3)	(5)
Currency translation adjustments in inventory	1	(6)	1
Less:
Inventory balance at year end	(555)	(475)	(273)
COST OF EQUIPMENTS AND HANDSETS	1,657	1,207	906

	Years ended December 31,
	2011	2010	2009
Cost of handsets — Mobile services	1,598	1,152	860
Cost of equipments — Fixed services (in 2011 and 2010, includes $14 and $10, respectively, corresponding to construction contracts)	59	55	46
COST OF EQUIPMENTS AND HANDSETS	1,657	1,207	906

Note 8 — Property, plant and equipment, net

PP&E consist of the following:

	As of December 31,
	2011	2010
Land and buildings	873	861
Computer equipment and software	1,165	1,136
Switching and transmission equipment	2,173	1,997
Mobile network access and external wiring	2,209	1,965
Work in progress	1,420	1,081
Other tangible assets	182	171
Subtotal	8,022	7,211
Materials	240	176
Valuation allowance for materials	(15)	(22)
	8,247	7,365

Movements in Materials are as follows:

	As of December 31,
	2011	2010
Balance at the beginning of the year	176	226
Plus:
Purchases	398	323
Less:
Transfers to PP&E	(231)	(282)
Decreases	(104)	(92)
Currency translation adjustments	1	1
Balance at the end of the year	240	176

Movements in the valuation allowance for materials are as follows:

	As of December 31,
	2011	2010
Write-off of materials
At January 1	(22)	(29)
Additions (*)	(7)	—
Reversals (*)	2	4
Uses	12	3
At December 31,	(15)	(22)

(*) Included in Fees for services, maintenance, materials and supplies in the consolidated income statements.

Details on the nature and movements during the years ended December 31, 2011 and 2010 are as follows:

	Gross value as of December 31, 2010	CAPEX	Currency translation adjustments	Transfers	Decreases	Gross value as of December 31, 2011
Land	136	—	1	6	(6)	137
Building	1,579	—	—	17	(14)	1,582
Tower and pole	483	—	5	60	—	548
Transmission equipment	4,899	28	40	202	—	5,169
Mobile network Access	2,078	—	11	270	—	2,359
Switching equipment	4,878	—	13	269	(4)	5,156
Power equipment	808	—	8	64	—	880
External wiring	6,638	—	—	355	(18)	6,975
Computer equipment and software	4,728	4	36	536	(2)	5,302
Telephony equipment and instruments	916	—	23	4	—	943
Equipment lent to customers at no cost	60	55	—	—	(14)	101
Handsets lent to customers at no cost	168	6	25	—	—	199
Vehicles	179	24	1	(6)	(7)	191
Furniture	95	1	2	10	—	108
Installations	439	—	5	59	—	503
Improvements in third parties buildings	154	—	—	21	(1)	174
Work in progress	1,081	2,188	18	(1,867)	—	1,420
Asset retirement obligations	35	12	—	—	—	47
Total	29,354	2,318	188	—	(66)	31,794

	Accumulated depreciation as of December 31, 2010	Depreciation	Currency translation adjustments	Decreases and transfers	Accumulated depreciation as of December 31, 2011	Net carrying value as of December 31, 2011
Land	—	—	—	—	—	137
Building	(964)	(24)	—	3	(985)	597
Tower and pole	(338)	(21)	(5)	—	(364)	184
Transmission equipment	(4,054)	(193)	(34)	—	(4,281)	888
Mobile network Access	(1,488)	(182)	(11)	—	(1,681)	678
Switching equipment	(4,104)	(231)	(2)	4	(4,333)	823
Power equipment	(615)	(33)	(8)	—	(656)	224
External wiring	(5,263)	(200)	—	19	(5,444)	1,531
Computer equipment and software	(3,592)	(517)	(30)	2	(4,137)	1,165
Telephony equipment and instruments	(872)	(14)	(22)	—	(908)	35
Equipment lent to customers at no cost	(28)	(42)	—	14	(56)	45
Handsets lent to customers at no cost	(160)	(9)	(21)	—	(190)	9
Vehicles	(118)	(16)	(1)	7	(128)	63
Furniture	(82)	(4)	(2)	—	(88)	20
Installations	(329)	(31)	(4)	—	(364)	139
Improvements in third parties buildings	(110)	(19)	—	—	(129)	45
Work in progress	—	—	—	—	—	1,420
Asset retirement obligations	(26)	(2)	—	—	(28)	19
Total	(22,143)	(1,538)	(140)	49	(23,772)	8,022

	Gross value as of December 31, 2009	CAPEX	Currency translation adjustments	Transfers	Decreases	Gross value as of December 31, 2010
Land	131	—	1	4	—	136
Building	1,555	—	—	28	(4)	1,579
Tower and pole	445	1	4	33	—	483
Transmission equipment	4,707	20	19	153	—	4,899
Mobile network Access	1,892	19	5	162	—	2,078
Switching equipment	4,584	23	6	265	—	4,878
Power equipment	741	2	3	62	—	808
External wiring	6,450	—	—	190	(2)	6,638
Computer equipment and software	4,223	28	18	460	(1)	4,728
Telephony equipment and instruments	899	—	9	8	—	916
Equipment lent to customers at no cost	53	36	—	1	(30)	60
Handsets lent to customers at no cost	155	4	9	—	—	168
Vehicles	169	14	—	—	(4)	179
Furniture	90	2	1	8	(6)	95
Installations	396	4	2	37	—	439
Improvements in third parties buildings	131	—	—	23	—	154
Work in progress	729	1,765	6	(1,419)	—	1,081
Asset retirement obligations	40	3	—	—	(8)	35
Advances to suppliers	15	—	—	(15)	—	—
Total	27,405	1,921	83	—	(55)	29,354

	Accumulated				Accumulated	Net
	depreciation				depreciation	carrying
	as of		Currency	Decreases	as of	value as of
	December 31,		translation	and	December 31,	December
	2009	Depreciation	adjustments	transfers	2010	31, 2010
Land	—	—	—	—	—	136
Building	(929)	(39)	—	4	(964)	615
Tower and pole	(311)	(24)	(2)	(1)	(338)	145
Transmission equipment	(3,866)	(188)	(9)	9	(4,054)	845
Mobile network Access	(1,356)	(128)	(4)	—	(1,488)	590
Switching equipment	(3,937)	(153)	(5)	(9)	(4,104)	774
Power equipment	(577)	(36)	(2)	—	(615)	193
External wiring	(5,076)	(189)	—	2	(5,263)	1,375
Computer equipment and software	(3,173)	(407)	(12)	—	(3,592)	1,136
Telephony equipment and instruments	(856)	(9)	(7)	—	(872)	44
Equipment lent to customers at no cost	(25)	(33)	—	30	(28)	32
Handsets lent to customers at no cost	(142)	(8)	(10)	—	(160)	8
Vehicles	(105)	(23)	—	10	(118)	61
Furniture	(76)	(5)	(1)	—	(82)	13
Installations	(286)	(41)	(2)	—	(329)	110
Improvements in third parties buildings	(93)	(18)	—	1	(110)	44
Work in progress	—	—	—	—	—	1,081
Asset retirement obligations	(27)	(1)	—	2	(26)	9
Advances to suppliers	—	—	—	—	—	—
Total	(20,835)	(1,302)	(54)	48	(22,143)	7,211

Note 9 — Intangible assets, net

Intangible assets consist of the following:

	Gross value as of December 31, 2010	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2011
SAC	895	746	—	(624)	1,017
Service connection or habilitation costs	258	22	—	(50)	230
PCS license (Argentina)	658	—	—	—	658
PCS and Band B and Internet licenses (Paraguay)	298	1	21	—	320
Rights of use	244	105	1	—	350
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software obtained or developed for internal use	461	—	3	—	464
Debt issue costs	10	—	—	(10)	—
Total	2,867	874	25	(684)	3,082

	Accumulated depreciation as of December 31, 2010	Depreciation	Currency translation adjustments	Decreases	Accumulated depreciation as of December 31, 2011	Net carrying value as of December 31, 2011
SAC	(536)	(576)	—	624	(488)	529
Service connection or habilitation costs	(153)	(26)	—	50	(129)	101
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B and Internet licenses (Paraguay)	(297)	—	(21)	—	(318)	2
Rights of use	(87)	(15)	—	—	(102)	248
Exclusivity agreements	(20)	(3)	—	—	(23)	18
Customer relationship	—	—	—	—	—	2
Software obtained or developed for internal use	(461)	—	(3)	—	(464)	—
Debt issue costs	(10)	—	—	10	—	—
Total	(1,634)	(620)	(24)	684	(1,594)	1,488

	Gross value as of December 31, 2009	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2010
SAC	739	534	1	(379)	895
Service connection or habilitation costs	240	18	—	—	258
PCS license (Argentina)	658	—	—	—	658
PCS and Band B and Internet licenses (Paraguay)	282	—	16	—	298
Rights of use	227	20	—	(3)	244
Exclusivity agreements	54	—	—	(13)	41
Customer relationship	2	—	—	—	2
Software obtained or developed for internal use	458	—	3	—	461
Debt issue costs	37	—	—	(27)	10
Total	2,697	572	20	(422)	2,867

	Accumulated depreciation as of December 31, 2009	Depreciation	Currency translation adjustments	Decreases	Accumulated depreciation as of December 31, 2010	Net carrying value as of December 31, 2010
SAC	(553)	(361)	(1)	379	(536)	359
Service connection or habilitation costs	(127)	(26)	—	—	(153)	105
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B and Internet licenses (Paraguay)	(281)	—	(16)	—	(297)	1
Rights of use	(71)	(19)	—	3	(87)	157
Exclusivity agreements	(31)	(2)	—	13	(20)	21
Customer relationship	—	—	—	—	—	2
Software obtained or developed for internal use	(457)	(2)	(2)	—	(461)	—
Debt issue costs	(35)	(*) (2)	—	27	(10)	—
Total	(1,625)	(412)	(19)	422	(1,634)	1,233

(*)   Included in Finance expenses. The amount is related to Personal’s financial debt which was fully cancelled on December 22, 2010.

Note 10 — Trade payables

Trade payables consist of the following:

	As of December 31,
	2011	2010
Current trade payables
PP&E suppliers	1,405	1,261
Other assets and services suppliers	1,209	847
Inventory suppliers	643	450
Related parties (Note 27.c)	117	110
Agent commissions	23	58
SU reimbursement	11	11
Total trade payables	3,408	2,737

Note 11 — Deferred revenues

Deferred revenues consist of the following:

	As of December 31,
	2011	2010
Current deferred revenues
Deferred revenue on prepaid calling cards	228	172
Deferred revenue on connection fees	27	27
Deferred revenue on customer loyalty programs	13	11
Deferred revenue on sale of capacity and related services	22	14
Deferred revenue from CONATEL (Note 18.e)	2	1
	292	225
Non-current deferred revenues
Deferred revenue on sale of capacity and related services	208	112
Deferred revenue on connection fees	73	73
Deferred revenue on customer loyalty programs	18	3
Deferred revenue from CONATEL (Note 18.e)	8	2
	307	190
Total deferred revenues	599	415

Note 12 — Financial debt

Financial debt consists of the following:

	As of December 31,
	2011	2010
Current financial debt
Class “A” preferred shares	422	639
Bank loans	17	31
Bank overdrafts	—	9
Accrued interest	2	2
	441	681
Non-current financial debt
Class “A” preferred shares	—	332
Bank loans	115	121
	115	453
Total financial debt	556	1,134

Financial debt of the Company

In accordance with Decree No. 214/02, and Laws No. 25,561 and No. 25,820, the redemption of principal corresponding to preferred shares, that under the issuance terms should be in U.S. dollars, has been converted into pesos at an exchange rate of $1=US$1 and, as from February 3, 2002, is subject to the application of the “CER” (“reference stabilization index”).

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year/period-end, before and after of Decree No.214/02 are as follows:

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares (a):
Amount calculated according to the issue terms	317.0	890.7
Redemption of Class “A” preferred shares from 04.07.2011	(72.3)	(196.2)
Redemption of Class “A” preferred shares from 08.02.2011	(124.8)	(349.1)
	119.9	345.4
Non declared and non paid preferred dividends:
Corresponding to fiscal year 2008	5.4	15.6
Corresponding to fiscal year 2009	7.2	20.7
Corresponding to fiscal year 2010	7.2	20.7
Corresponding to fiscal year 2011	7.3	21.0
	27.1	78.0
Total economic rights Class “A” preferred shares as of December 31, 2011	147.0	423.4

(a) Nominal value of Class “A” preferred shares is $4 as of December 31, 2011.

The Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on April 28, 2010, approved a cash dividend distribution in the amount of $1,053 of which Nortel collected $577.

As a result of the above, and further to having a positive balance of retained earnings, on October 5, 2010, the Board of Directors of the Company approved the distribution of a provisional cash dividend of $356.2 to the Class “A” preferred shareholders which was made available on October 22, 2010 and was ratified in the Annual Shareholders’ Meeting held on April 7, 2011, applying such amount to the basic preferred dividends accumulated during years 2001 through 2007 and to the 24.747438% of the basic preferred dividend for the year 2008. At the date of issuance of these consolidated financial statements, $354 was paid.

Additionally, the Annual Ordinary, Extraordinary and Special Class “A” preferred Shareholders’ Meeting and the Board of Directors Meeting held on April 7, 2011 and April 18, 2011, respectively, approved the following resolutions:

a) The scheduled redemption of 242,454 Class “A” Preferred Shares in an amount of $196.2, corresponding to the 22.819897% of such shares (of which $195.2 was already paid), and,

b) The payment of $32.4 as discharge of all the basic preferred dividends accumulated as of such date by the shares subject to the scheduled redemption referred to in paragraph a) above. At the date of issuance of these consolidated financial statements, $32.2 was already paid.

The Annual General Ordinary Shareholders’ Meeting of Telecom Argentina held on April 7, 2011 approved a cash dividend distribution in the amount of $915, of which Nortel collected $501.

Similar to fiscal year 2010, as a result of the above, and further to having a positive balance of retained earnings, the Annual Ordinary, Extraordinary and Special Class “A” preferred Shareholders’ Meeting and the Board of Directors Meeting held on August 2, 2011 and August 17, 2011, respectively, approved the following resolutions:

a) The scheduled redemption of 418,202 Class “A” Preferred Shares in an amount of $349.1, of which $347.2 was already paid;

b) The distribution of $57.6 corresponding to the basic preferred dividends subject to redemption to the Class “A” preferred shareholders, applying such amount to the remaining 75.252562% for the year 2008 and to the basic preferred dividends accumulated for the years 2009 and 2010 subject to redemption;

c) The distribution of $24.8 as an additional distribution, payable only and exclusively to those holders of Class “A” Preferred Shares subject to redemption who have executed, before August 15, 2011, a settlement agreement with the Company (under Nortel’s satisfaction) releasing and irrevocably and definitively terminating any claims relating to the above mentioned shares.

At the date of issuance of these consolidated financial statements, $429.5 was paid.

Bank loans

The following table shows the outstanding loans with local banks in Paraguay and their main terms as of December 31, 2011:

Principal
nominal value
(in million of	Amortization	Book value (in million of $)
Guaraníes)	term	Current	Non-current	Total
36,000	3.5 years	4	30	34
37,500	3 years	3	32	35
47,500	3 years	3	42	45
18,750	2 years	7	11	18
139,750		17	115	132

The weighted average annual rate of these loans is 9.61% in Guaraníes and the weighted average amortization term of these loans is approximately 3 years.

The terms and conditions of Núcleo’s loans provide for certain events of default which are considered standard for these kinds of operations.

Global Programs for the issuance of Notes

Telecom Argentina

The Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on December 15, 2011, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years. At the date of issuance of these financial statements, Telecom Argentina is preparing the documentation required by the CNV to approve this program.

Personal

The Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV has approved this program.

Note 13 — Salaries and social security payables

Salaries and social security payables include unpaid salaries, vacation and bonuses and its related social security contributions, as well as termination benefits

As of December 31, 2011, the total number of employees was 16,345, of which approximately 66% were unionized. All Management and senior positions are held by non-unionized employees.

In the field of compensation policy for Directors and Managers, the Company and its subsidiaries have a scheme that includes fixed and variable components. While fixed compensation is dependent upon the level of responsibility required for the position and its market competitiveness, variable compensation is comprised of compensation driven by the goals established on an annual basis and also by compensation regarding the fulfillment of long term goals.

Telecom Group has no stock option plans for their employees.

Salaries and social security payables consist of the following:

	As of December 31,
	2011	2010
Current
Vacation and bonuses	359	261
Social security payables	113	83
Termination benefits	67	46
	539	390
Non-current
Termination benefits	136	110
	136	110
Total salaries and social security payables	675	500

Compensation for the Key Managers for the years ended December 31, 2011, 2010 and 2009 is shown in Note 27.e).

Note 14 — Income tax payables and deferred income tax

Income tax payables as of December 31, 2011 and 2010 consist of the following:

	As of December 31, 2011					As of
	Telecom			Telecom		December
	Argentina	Personal	Núcleo	USA	Total	31, 2010

Income tax payables	376	1,033	16	—	1,425	1,071
Payments in advance of income taxes	(317)	(501)	(5)	—	(823)	(584)
Law No. 26,476 Tax Regularization Regime	3	—	—	—	3	3
Current income tax payables	62	532	11	—	605	(*) 490

Deferred income tax liabilities	2	206	1	1	210	247
Law No. 26,476 Tax Regularization Regime	13	—	—	—	13	14
Non-current Income tax payables	15	206	1	1	223	261

(*)  Includes (1) from Núcleo´s receivable which is included in Current other receivables, net - Tax credits.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2011						As of
	Telecom			Telecom			December
	Argentina	Personal	Núcleo	USA	Nortel	Total	31, 2010
Tax loss carryforwards	—	2	—	—	5	7	8
Allowance for doubtful accounts	35	35	1	—	—	71	49
Provisions	243	101	—	—	—	344	241
Inventory	—	14	—	—	—	14	8
Termination benefits	66	—	—	—	—	66	54
Deferred revenues on connection fees	33	6	—	—	—	39	35
Other deferred tax assets	36	11	—	—	(5)	42	50
Total deferred tax assets	413	169	1	—	—	583	445
PP&E and intangible assets	(116)	(322)	(3)	(1)		(442)	(330)
Inflation adjustments (i)	(299)	(4)	1	—		(302)	(336)
Other deferred tax liabilities	—	(28)	—	—		(28)	(5)
Total deferred tax liabilities	(415)	(354)	(2)	(1)	—	(772)	(671)
Subtotal net deferred tax liabilities	(2)	(185)	(1)	(1)	—	(189)	(226)
– Valuation allowance	—	(ii) (21)	—	—	—	(21)	(21)
Net deferred tax liabilities	(2)	(206)	(1)	(1)	—	(210)	(247)

(i)             Mainly related to inflation adjustment on PP&E and intangible assets for financial reporting purposes booked prior to the adoption of IFRS and included in the deemed cost of long lived assets.

(ii)          Includes (1) corresponding to Springville.

As of December 31, 2011, the Company had tax loss carryforward of $7 which expires: $2 in 2011 (from Personal) and $5 in 2014.

Income tax expense for the years ended December 31, 2011, 2010 and 2009 consists of the following:

	Year ended December 31, 2011
	Telecom			Telecom
	Argentina	Personal	Núcleo	USA	Nortel	Total

Current tax expense	(379)	(1,039)	(16)	—		(1,434)
Deferred tax benefit (expense)	99	(58)	2	1	(4)	40
Valuation allowance	—	(5)	—	—	5	—
Income tax expense	(280)	(1,102)	(14)	1	1	(1,394)

	Year ended December 31, 2010
	Telecom			Telecom
	Argentina	Personal	Núcleo	USA	Nortel	Total

Current tax expense	(408)	(655)	(4)	—		(1,067)
Deferred tax benefit (expense)	79	(79)	(6)	—	1	(7)
Valuation allowance	—	(3)	—	—	(1)	(4)
Income tax expense	(329)	(737)	(10)	—	—	(1,076)

	Year ended December 31, 2009
	Telecom			Telecom
	Argentina	Personal	Núcleo	USA	Nortel	Total

Current tax expense	(301)	(511)	(6)	—		(818)
Deferred tax benefit (expense)	29	(6)	—	(1)	2	24
Valuation allowance	—	(2)	—	—	(2)	(4)
Income tax expense	(272)	(519)	(6)	(1)	—	(798)

Income tax expense for the years ended December 31, 2011, 2010 and 2009 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	For the years ended December 31,
	2011	2010	2009
Pre-tax income	3,833	2,861	2,087
Non taxable items — Other income from investments	—	—	(13)
Non taxable items — Series “A” preferred shares	112	171	117
Non taxable items — Other	17	39	49
Subtotal	3,962	3,071	2,240
Weighted statutory income tax rate (*)	34.7%	34.4%	34.3%
Income tax expense at weighted statutory tax rate	(1,377)	(1,056)	(769)
Other changes in tax assets and liabilities	(17)	(16)	(6)
Law No. 26,476 Tax Regularization Regime	—	—	(19)
Changes in valuation allowance	—	(4)	(4)
	(1,394)	(1,076)	(798)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Company has operations. The statutory tax rate in Argentina was 35% for all the years presented, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the years presented, in Uruguay the statutory tax rate was 25% for all the years presented and in the USA the effective tax rate was 40%, 34% and 21%, respectively.

Note 15 — Other taxes payables

Other taxes payables consist of the following:

	As of December 31,
	2011	2010
Current
VAT, net	129	126
Tax on SU (Note 2.d)	85	206
Tax withholdings	91	71
Internal taxes	50	40
Turnover tax	40	40
Regulatory fees	40	31
Municipal taxes	13	8
Retention Decree No. 583/10 ENARD	8	5
Other	7	12
	463	539

Note 16 — Other liabilities

Other liabilities consist of the following:

	As of December 31,
	2011	2010
Current
Guarantees received	8	9
Other	29	24
	37	33
Non-current
Pension benefits	23	22
Legal fees	11	11
Vendor guarantees on third parties claims	34	—
Other	4	6
	72	39
Total other liabilities	109	72

Movements in the pension benefits are as follows:

	As of December 31,
	2011	2010
At January 1	22	11
Service cost (*)	2	2
Interest cost (*)	5	2
Actuarial loss (gain) (*)	(6)	7
At December 31,	23	22

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

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2011, Telecom Group has established provisions in an aggregate amount of $1,045 to cover potential losses under these claims ($90 for regulatory contingencies deducted from assets and $955 included under provisions) and certain amounts deposited in the Telecom Group’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2011, these restricted funds totaled $46 (included under Other receivables, net item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances					Balances					Balances
	as of December	Additions (iii)				as of December	Additions (iii)				as of December
	31, 2009	Capital	Interest	Reclassifications	Uses	31, 2010	Capital	Interest	Reclassifications	Uses	31, 2011
Current
Provision for civil and commercial proceedings	12	—	—	21	(8)	25	—	—	1	(10)	16
Provision for labor claims	54	—	—	12	(28)	38	—	—	135	(45)	128
Provision for regulatory, tax and other matters claims	7	—	—	(6)	—	1	—	—	29	(1)	29
Total current provisions	73	—	—	27	(36)	64	—	—	165	(56)	173
Non-current
Provision for civil and commercial proceedings	92	5	9	(19)	—	87	15	16	(1)	—	117
Provision for labor claims	97	51	19	(12)	—	155	129	71	(135)	—	220
Provision for regulatory, tax and other matters claims	185	61	42	6	—	294	81	25	(16)	—	384
Asset retirement obligations	44	3	4	—	(6)	45	12	4	—	—	61
Total non-current provisions	418	120	74	(25)	(6)	581	237	116	(152)	—	782

Total provisions	491	120	74	(i) 2	(42)	645	237	116	(ii) 13	(56)	955

(i)        $2 was reclassified from Other receivables, net — Allowance for regulatory proceedings.

(ii)       Includes a reclassification of $13 from current liabilities.

(iii)     The breakdown of the additions (including the allowances for regulatory contingencies detailed in Note 6) is the following:

	Years ended December 31,
	2011	2010	2009
Provisions - capital	225	117	78
Provisions - capital (included in PP&E)	12	3	3
Provisions - capital (reversal related to Law No. 26,476)	—	—	(36)
Allowance for regulatory contingencies - capital (Note 6)	—	13	6
Subtotal	237	133	51
Interest on Provisions (Note 24)	112	70	80
Interest on asset retirement obligations	4	4	4
Total	353	207	135

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

In order to defend its rights, Telecom Argentina filed various appeals against these unfavorable decisions. Up to date, the National Supreme Court of Justice has denied the first extraordinary appeals. It should be noted that the abovementioned ruling of the Supreme Court on the case against Telefónica has created a judicial precedent that, in the opinion of the legal counsel of Telecom Argentina, increases the probability that Telecom Argentina has to face certain contingencies as a result of an adverse ruling, notwithstanding the right of reimbursement that attends Telecom Argentina against the National State.

Said Court decision found the abovementioned decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay —licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the condemnation amounts (percentage of profit sharing, status of limitation, distribution method between the beneficiaries of the program). It should be mentioned that there is no uniformity of opinion in the Courts in relation to each of those concepts.

As of December 31, 2011, the management of Telecom Argentina, with the aid of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with these claims, having considered the legal background up to the date of issuance of these consolidated financial statements.

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

In this regard, the Supreme Court of Justice has recognized that food vouchers are remunerative and are part of the employees’ compensations, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Employment Contract Act (which gives them the character of social benefits). Considering these judicial precedents, at December 31, 2011, the Management of Telecom Argentina, with the aid of its legal counsel, has recorded a provision for contingencies that it estimates is sufficient to cover the risks associated with these claims at the date of issue of these consolidated financial statements.

In addition, Telecom Argentina is subject to other claims and legal actions that have arisen in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Management of Telecom Argentina, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on Telecom Argentina’s financial position, liquidity or results of operations. In accordance with IAS 37, no provisions have been established for the outcome of these actions.

Contingent liabilities other than remote

In November 2011, Personal was notified of a lawsuit filed by the Financial Consumers Defense Association (Consumidores Financieros Asociación Civil para su defensa) claiming that Personal made allegedly abusive charges to its customers by implementing per-minute billing and setting an expiration date for prepaid telecommunication cards.

The lawsuit demands: Personal to i) cease such practices and bill its customers only for the exact time of telecommunication services used; ii) reimburse the amounts collected in excess in the ten years preceding the date of the lawsuit; iii) credit its customers for unused minutes on expired prepaid cards in the ten years preceding the date of the lawsuit; iv) pay interest equal to the lending rate charged by the Banco de la Nación Argentina in addition to the claims mentioned in i) and ii); and v) pay punitive damages provided by article 52 bis of Law No. 24,240.

Personal responded in a timely manner, arguing the grounds by which the lawsuit should be dismissed, with particular emphasis on the regulatory framework that explicitly endorse Personal’s practices, now challenged by the plaintiff in disregard of such regulations.

The plaintiffs are seeking damages for unspecified amounts. Currently, Personal is quantifying the risk involved in this contingency. Although Personal believes there are strong defense arguments for which the claim should not succeed, in the absence of jurisprudence on the matter, Personal’s Management (with the assistance of its legal counsel) has classified the claim as possible until a judgment is rendered.

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

(b) Purchase commitments

Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $2,910 as of December 31, 2011 (of which $244 and $1 corresponds to PP&E and intangible assets commitments, respectively), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in d) and e) below.

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

Telecom Argentina reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom Argentina to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom Argentina to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom Argentina to require an early termination. In the latter case, Telecom Group could enter into an agreement with other providers.

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

(e) Commitments assumed by Núcleo

During 2010, the CONATEL awarded Núcleo a public bidding for the implementation of the expansion of the infrastructure of networks used as platform for the mobile telephony access services and the basic service in areas of public or social interest in Paraguay.

Núcleo committed to install and render satisfactorily functioning all the assets and services covered by the bidding, by means of an approximate investment of $18 (which was fully completed), of which $12 were subsidized by the CONATEL. The CONATEL has disbursed approximately $9. The works were completed and the CONATEL is conducting the final inspection, without having yet given its report.

Additionally, in August 2011, the CONATEL awarded Núcleo a new public bidding for the implementation of the expansion of the infrastructure of networks as a platform for the mobile telephony access services and the basic service in the Department of Caaguazú. Núcleo committed to install and render satisfactorily functioning all the assets and services covered by the bidding within six months from the date of signing of the contract, by means of an approximate investment of $7(which, at the date of issuance of these consolidated financial statements, are completed over than 70%), of which $5 will be subsidized by the CONATEL. The CONATEL has disbursed approximately $1 related to this bidding.

CONATEL’s disbursements amounting to $10 were included under “Deferred revenues” item line, corresponding $8 and $2 to current and non-current deferred revenues, respectively.

Note 19 — Equity

Equity includes:

	As of December 31,
	2011	2010
Equity attributable to owners of the Parent	4,022	2,739
Equity attributable to non-controlling interest	3,775	3,006
Total equity (*)	7,797	5,745

(*) Additional information is given in the consolidated statements of changes in equity.

(a) The Company’s Capital information

The composition of the capital stock at December 31, 2011 is the following:

Authorized, issued and outstanding shares
Ordinary Shares - $10 peso nominal value	53,304,000

Class “A” Preferred Shares - $10 peso nominal value	4,017,940
Class “B” Preferred Shares - $10 peso nominal value	14,704,550
Total	18,722,490

At December 31, 2011, all the shares are fully paid.

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

Because Telecom Argentina did not pay dividends during years 2002 to 2009, Nortel did not make any distributions on its Series A or Series B preferred shares for the same years, due to the lack of “liquid and realized profits” and/or distributable reserves. For year 2010 see Note 4.(w).

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

Likewise, in accordance with Decree No. 214/02, and Laws No. 25,561 and No. 25,820, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S. dollars, has been converted into pesos at an exchange rate of $1=US$1 and, from February 3, 2002 is subject to the application of the “CER” (“reference stabilization index”). Additional information is given in Note 12.

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

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At December 31, 2006, the ratio has exceeded 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively. At December 31, 2011 and 2010, the ratio has not exceeded 1.75.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No. 12,056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

•            Voting right for Class “A” and Class “B” preferred shareholders

The Class “A” preferred shares holders are entitled to vote from April 25, 2002, considering that the Company did not totally pay the preferential base dividends.

Additionally, as Telecom Argentina has exceeded the ratio of 1.75 that represents the total liabilities/shareholders’ equity (according to section “F”, clause 9 of the issuance terms and conditions of Class “B” preferred shares) from September 13, 2002, the Class “B” preferred shares holders were entitled to vote too, according to the issuance terms and conditions applicable to this class of shares. From fiscal year 2002 the voting right had been exercised jointly for both classes of shareholders, through the election of a regular director and an alternate director.

Considering that the abovementioned ratio of 1.75 has not been exceeded at December 31, 2011 since the approval of the consolidated financial statements as of December 31, 2006, the Class “B” preferred shares holders are not entitled to vote.

– Of Telecom Argentina

(a) Common stock

At December 30, 2011, Telecom Argentina had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 477,753,405 shares of $1 par value Class B Common Stock (48.5% of the total capital stock) and 4,593,274 shares of $1 par value Class C Common Stock (0.5% of the total capital stock). Common shareholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Telecom Argentina’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 410,567,505 of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares correspond to the share ownership program.

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO.

(b) Restrictions on distribution of profits

Telecom Argentina is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of Telecom Argentina and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). When a company uses the legal reserve to absorb accumulated losses, it will not be able to distribute dividends until it restores the legal reserve.

Telecom Argentina’s Annual General and Extraordinary Shareholders’ Meeting held on April 28, 2010, approved the restoring of the legal reserve that has been absorbed in the fiscal year 2006.

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

In 1999, Decree No. 1,623/99 of the Argentine Government eliminated the restrictions on some of the Class C shares held by the PPP, although it excluded Class C shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting of Telecom Argentina approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares (these shares didn’t belong to the Fund of Guarantee and Repurchase), most of which was sold in a secondary public offering in May 2000.

The Annual General and Extraordinary Meetings held on April 27, 2006, approved that the power for the additional conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or Telecom Argentina’s executive officers. At December 31, 2011, all the 41,339,464 shares were converted into Class “B” ordinary shares in eleven tranches.

The remaining 4,593,274 Class “C” shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which was released. The General Ordinary and Extraordinary and Special Class “C” Shares Meetings held on December 15, 2011, approved that the power for the additional conversion of up to 4,593,274 Class “C” ordinary shares into the same amount of Class “B” ordinary shares in one or more tranches, be delegated to the Board of Directors.

By means of this, Telecom Argentina requested from the CNV and the BCBA the transfer of authorization for public offering and trading due to conversion, in a first Tranche, of 3,281,265 Class “C” shares into an equal amount of Class “B” shares. As of the date of issuance of these consolidated financial statements, the CNV has granted the authorization.

Note 20 — Financial instruments

Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2011 and 2010, in accordance with the categories established by IFRS 9, the supplementary disclosures on financial instruments required by IFRS 7 and the schedules of gains and losses.

		Fair value
As of December 31, 2011	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	2,873	9	—	2,882
Investments	—	1	—	1
Trade receivables, net	1,820	—	—	1,820
Other receivables, net (2)	133	—	—	133
Total	4,826	10	—	4,836

Liabilities
Trade payables	3,408	—	—	3,408
Financial debt	556	—	—	556
Salaries and social security payables	675	—	—	675
Other liabilities (2)	86	—	—	86
Total	4,725	—	—	4,725

		Fair value
As of December 31, 2010	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	1,595	—	—	1,595
Investments	2	1	—	3
Trade receivables, net	1,463	—	—	1,463
Other receivables, net (2)	213	—	—	213
Total	3,273	1	—	3,274

Liabilities
Trade payables	2,737	—	—	2,737
Financial debt	1,134	—	—	1,134
Salaries and social security payables	500	—	—	500
Other liabilities (2)	53	—	—	53
Total	4,424	—	—	4,424

(1)          Includes $102 and $121 as of December 31, 2011 and 2010, respectively, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company.

(2)          Only includes financial assets and liabilities according to the scope of IFRS 7.

Gains and losses by category — Year 2011

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	334	267
Financial liabilities at amortized cost	(225)	(141)
Financial assets at fair value through profit or loss	8	—
Financial liabilities at fair value through other comprehensive income (loss)	—	—
Financial liabilities at fair value through profit or loss	(1)	—
Total	116	126

Gains and losses by category — Year 2010

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	201	175
Financial liabilities at amortized cost	(359)	(293)
Financial assets at fair value through profit or loss	7	—
Financial liabilities at fair value through profit or loss	(63)	—
Financial liabilities at fair value through other comprehensive income (loss)	(5)	—
Total	(219)	(118)

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

•                  Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•                  Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of December 31, 2011 and 2010, their inputs, valuation techniques and the level of hierarchy are listed below:

Mutual Funds: These funds are included in Cash and cash equivalents. The amount as of December 31, 2011 is $9. As of December 31, 2010 the Company had $1. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end; therefore its valuation is classified as Level 1.

Trade payables - Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates): During October 2011, Personal entered into several Non-Deliverable Forward (“NDF”) contracts to purchase US dollars amounting to US$12.7 million, maturing December 2011 and March 2012, in order to hedge its exposure to US dollar fluctuations related to trade payables. The Company designated these NDF contracts as effective cash flow hedges. As their fair value was determined by information obtained in the most representative financial institutions in Argentina, the derivative financial instruments’ valuation was classified as Level 2.

During 2011 and 2010 there were no significant transfers between Level 1 and Level 2 of the fair value hierarchy.

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

The methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 7 as of December 31, 2011 and 2010 are as follows:

Cash and banks

Carrying amounts approximate its fair value.

Time deposits (included in Cash and cash equivalents and Investments)

Telecom Group’s considers all short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months, to be cash and cash equivalents. The carrying amount reported in the statement of financial position approximates fair value.

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

Other financial debt (Except for NDF)

As of December 31, 2011 and 2010, the fair value of the Company’s financial debt approximates its fair value and it was $134 and $163, respectively.

Salaries and social security payables

The carrying amount of Salaries and social security payables reported in the statement of financial position approximates its fair value.

Other receivables, net and other liabilities (except for NDF)

The carrying amount of other receivables, net and other liabilities reported in the statement of financial position approximates its fair value.

Hedge accounting

For transactions designated and qualifying for hedge accounting, Telecom Group documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Telecom Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

As part of its hedging policy, the Telecom Group has entered into the following derivatives:

1)         NDF contracts to purchase foreign currency for accounts payable during 2011 and 2010

During October 2011, Personal entered into several NDF contracts to purchase a total amount of US$40 million maturing December 2011 in order to hedge its exposure to US dollar fluctuations related to accounts payable. However, as the terms of the NDF did not perfectly match the terms of the foreign currency-denominated obligations, these hedges were regarded as ineffective.

During October 2011, Personal also entered into several NDF contracts amounting to US$12.7 million (maturing December 2011 and March 2012), in order to hedge its exposure to US dollar fluctuations related to accounts payable. Personal designated these NDF contracts as effective cash flow hedges. As of December 31, 2011, US$6.4 million were outstanding and the changes in the fair value of these NDF (a debt amounting to $0.1 and included in Trade payables) were recognized in Other comprehensive income.

During January 2010, Personal entered into several NDF contracts amounting to US$30.2 million (maturing January through December 2010), in order to hedge its exposure to US dollar fluctuations related to accounts payable. Personal designated these NDF contracts as effective cash flow hedges.

2)         NDF contracts to purchase foreign currency for Notes during 2010

During January 2010, Personal entered into several NDF contracts amounting to US$72 million in order to hedge its exposure to US dollar fluctuations with respect to its Notes, maturing in December 2010. Personal designated these NDF contracts as effective cash flow hedges.

Note 21 — Revenues

Telecom Group discloses its service revenues in three groups by nature: Voice, Data and Internet. At December 31, 2011, 2010 and 2009, the customers by segment (unaudited) were the following:

	December 31,
	2011	2010	2009
Fixed customer lines	4,057,000	4,019,000	3,967,000
ADSL subscribers	1,550,000	1,380,000	1,214,000
Personal mobile services customers	18,193,000	16,333,000	14,475,000
Núcleo mobile services customers	2,149,000	1,878,000	1,806,000

In addition to service revenues, the table below also discloses the equipment sales and other income:

	Years ended December 31,
	2011	2010	2009
Voice	3,104	2,898	2,797
Data	583	488	393
Internet	1,553	1,204	926
Equipment (excluding network construction contracts)	64	56	43
Network construction contracts	25	14	—
Total Fixed services	5,329	4,660	4,159
Voice	5,727	5,095	4,507
Data	4,482	2,997	2,150
Internet	774	391	173
Equipment	1,472	1,018	796
Total Personal mobile services	12,455	9,501	7,626
Voice	353	254	241
Data	251	156	106
Internet	84	48	32
Equipment	26	8	6
Total Núcleo mobile services	714	466	385
	18,498	14,627	12,170

Other income consists of the following:

	Years ended December 31,
	2011	2010	2009
Penalties collected from suppliers	27	15	16
Gain on the sale of PP&E	22	7	13
Other	6	10	5
	55	32	34

Note 22 — Operating expenses

Operating expenses disclosed by nature of expense amounted to $14,720, $11,506 and $9,597 for the years ended December 31, 2011, 2010 and 2009, respectively.

The main components of the operating expenses are the following:

Employee benefit expenses and severance payments

	Years ended December 31,
	2011	2010	2009
Wages and salaries	(1,860)	(1,431)	(1,154)
Social security expenses	(538)	(417)	(327)
Severance indemnities and termination benefits	(156)	(94)	(65)
Training costs	(8)	(9)	(10)
Other employee benefits	(53)	(26)	(17)
	(2,615)	(1,977)	(1,573)

Interconnection costs and other telecommunication charges

	Years ended December 31,
	2011	2010	2009
Fixed telephony interconnection costs	(190)	(196)	(180)
Cost of international outbound calls	(150)	(134)	(152)
Lease of circuits	(169)	(143)	(139)
Mobile services - charges for roaming	(241)	(199)	(167)
Mobile services - charges for TLRD	(753)	(705)	(723)
	(1,503)	(1,377)	(1,361)

Fees for services, maintenance, materials and supplies

	Years ended December 31,
	2011	2010	2009
Maintenance of hardware and software	(235)	(157)	(110)
Technical maintenance	(101)	(94)	(99)
Maintenance of buildings, vehicles and other assets	(178)	(126)	(97)
Service connection fees for fixed lines and Internet lines	(116)	(106)	(113)
Service connection fees capitalized as SAC (Note 3.i)	5	5	9
Service connection fees capitalized as Intangible assets (Note 3.i)	22	18	19
Other maintenance costs	(232)	(242)	(190)
Call center fees	(477)	(318)	(224)
Call center fees capitalized as SAC (Note 3.i)	6	4	4
Fees for IT services	(92)	(93)	(76)
Cleaning and security fees	(118)	(96)	(81)
Other fees for services	(175)	(112)	(106)
Directors and Supervisory Committee’s fees	(15)	(12)	(9)
	(1,706)	(1,329)	(1,073)

Taxes and fees with the Regulatory Authority

	Years ended December 31,
	2011	2010	2009
Turnover tax	(825)	(658)	(519)
Taxes with the Regulatory Authority	(425)	(330)	(260)
Tax on deposits to and withdrawals from bank accounts	(172)	(140)	(107)
Municipal taxes	(98)	(76)	(68)
Other taxes	(87)	(53)	(62)
	(1,607)	(1,257)	(1,016)

Commissions

	Years ended December 31,
	2011	2010	2009
Agent commissions	(1,019)	(705)	(600)
Agent commissions capitalized as SAC (Note 3.i)	248	137	121
Distribution of prepaid cards commissions	(458)	(338)	(274)
Collection commissions	(220)	(171)	(142)
Other commissions	(66)	(64)	(47)
	(1,515)	(1,141)	(942)

Advertising

	Years ended December 31,
	2011	2010	2009
Media advertising	(377)	(272)	(223)
Fairs and exhibitions	(108)	(77)	(65)
Customer rewards	(24)	(23)	(14)
Market research and other costs	(32)	(22)	(20)
Other advertising costs	(58)	(47)	(35)
	(599)	(441)	(357)

Other operating expenses

	Years ended December 31,
	2011	2010	2009
Transportation, freight and travel expenses	(299)	(239)	(210)
Delivery costs capitalized as SAC (Note 3.i)	17	13	13
Rental expense	(170)	(146)	(109)
Cost of mobile value added services	(178)	(142)	(94)
Energy, water and others	(160)	(131)	(111)
International and satellite connectivity	(109)	(97)	(81)
Other	(67)	(74)	(53)
	(966)	(816)	(645)

D&A

	Years ended December 31,
	2011	2010	2009
Depreciation of PP&E	(1,538)	(1,302)	(1,098)
Amortization of SAC and service connection costs	(602)	(387)	(428)
Amortization of other intangible assets	(18)	(23)	(19)
	(2,158)	(1,712)	(1,545)

As required by the Argentine Corporations Law, the operating expenses disclosed by function are as follows:

	Years ended December 31,
	2011	2010	2009
Cost of sales and services	(9,110)	(7,352)	(6,243)
General and administrative expenses	(719)	(539)	(475)
Selling expenses	(4,666)	(3,485)	(2,831)
Provisions	(225)	(130)	(48)
	(14,720)	(11,506)	(9,597)

Operating leases

Future minimum lease payments as of December 31, 2011, 2010 and 2009 are as follows:

	Less than 1 year	1-5 years	More than 5 years	Total
2009	86	185	4	275
2010	193	259	23	475
2011	214	409	90	713

Note 23 — Operating income

	Years ended December 31,
	2011	2010	2009
Operating income from services and other income
Revenues and other income	16,966	13,563	11,359
Operating expenses	(10,905)	(8,587)	(7,146)
Operating income before D&A (a)	6,061	4,976	4,213
D&A (b)	(2,158)	(1,712)	(1,545)
Operating income from services	3,903	3,264	2,668
Operating loss from equipment sales
Revenues	1,587	1,096	845
Cost of equipments and handsets	(1,657)	(1,207)	(906)
Operating loss before D&A from equipment sales (c)	(70)	(111)	(61)

Total operating income	3,833	3,153	2,607

Consolidated operating income
Operating income before D&A (a)+(c)	5,991	4,865	4,152
D&A (b)	(2,158)	(1,712)	(1,545)
Total operating income	3,833	3,153	2,607

The breakdown of Operating income by segment is as follows:

Year ended December 31, 2011	Fixed services	Mobile services	Nortel	Total consolidated
Services and other revenues
Third party revenues	5,280	11,686	—	16,966
Intersegment revenues	885	97	—	982
Third party operating expenses	(4,458)	(6,423)	(24)	(10,905)
Intersegment operating expenses	(97)	(885)	—	(982)
Operating income (loss) before D&A from services (1)	1,610	4,475	(24)	6,061

Equipments and handsets sales
Third party revenues	89	1,498	—	1,587
Third party operating expenses	(59)	(1,598)	—	(1,657)
Operating income (loss) from equipments and handsets sales (2)	30	(100)	—	(70)
Total operating income before D&A (3)=(1)+(2)	1,640	4,375	(24)	5,991

D&A (4)	(818)	(1,340)	—	(2,158)
Operating income (5)=(3)-(4)	822	3,035	(24)	3,833

Net effect of the intersegment eliminations (6)	(788)	788	—	—

Net segment contribution to the Operating income before D&A (7)=(3)+(6)	852	5,163	(24)	5,991
Net segment contribution to the Operating income (8)=(5)+(6)	34	3,823	(24)	3,833

Year ended December 31, 2010	Fixed services	Mobile services	Nortel	Total consolidated
Services and other revenues
Third party revenues	4,610	8,953	—	13,563
Intersegment revenues	739	61	—	800
Third party operating expenses	(3,609)	(4,969)	(9)	(8,587)
Intersegment operating expenses	(61)	(739)	—	(800)
Operating income before D&A from services (1)	1,679	3,306	(9)	4,976

Equipments and handsets sales
Third party revenues	70	1,026	—	1,096
Third party operating expenses	(55)	(1,152)	—	(1,207)
Operating income (loss) from equipments and handsets sales (2)	15	(126)	—	(111)
Total operating income before D&A (3)=(1)+(2)	1,694	3,180	(9)	4,865

D&A (4)	(776)	(936)	—	(1,712)
Operating income (5)=(3)-(4)	918	2,244	(9)	3,153

Net effect of the intersegment eliminations (6)	(678)	678	—	—

Net segment contribution to the Operating income before D&A (7)=(3)+(6)	1,016	3,858	(9)	4,865
Net segment contribution to the Operating income (8)=(5)+(6)	240	2,922	(9)	3,153

Year ended December 31, 2009	Fixed services	Mobile services	Nortel	Total consolidated
Services and other revenues
Third party revenues	4,143	7,216	—	11,359
Intersegment revenues	687	44	—	731
Third party operating expenses	(3,064)	(4,073)	(9)	(7,146)
Intersegment operating expenses	(44)	(687)	—	(731)
Operating income before D&A from services (1)	1,722	2,500	(9)	4,213

Equipments and handsets sales
Third party revenues	43	802	—	845
Third party operating expenses	(46)	(860)	—	(906)
Operating loss from equipments and handsets sales (2)	(3)	(58)	—	(61)
Total operating income before D&A (3)=(1)+(2)	1,719	2,442	(9)	4,152

D&A (4)	(721)	(824)	—	(1,545)
Operating income (5)=(3)-(4)	998	1,618	(9)	2,607

Net effect of the intersegment eliminations (6)	(643)	643	—	—

Net segment contribution to the Operating income before D&A (7)=(3)+(6)	1,076	3,085	(9)	4,152
Net segment contribution to the Operating income (8)=(5)+(6)	355	2,261	(9)	2,607

Note 24 — Finance income and expenses

	Years ended December 31,
	2011	2010	2009
Interest on cash equivalents	199	116	69
Interest on investments	1	—	—
Interest on receivables	66	58	49
Gains on Mutual Funds	8	7	10
Foreign currency exchange gains	67	26	103
Gain on discounting of other liabilities	—	—	21
Other	1	1	2
Total finance income	342	208	254
Interest on financial debt	(128)	(247)	(262)
Interest on taxes and accounts payable	(4)	(11)	(19)
Interest on provisions	(112)	(70)	(80)
Interest on termination benefits	(8)	(27)	(8)
Loss on discounting of other liabilities	(5)	(7)	—
Foreign currency exchange losses	(84)	(64)	(310)
Loss on derivatives	(1)	(68)	(103)
Loss on purchase of Notes	—	(2)	(2)
Other	—	(4)	(3)
Total finance expenses	(342)	(500)	(787)
Total finance expenses, net	—	(292)	(533)

Note 25 — Earnings per share

The Company computes net income per common share by dividing net income for the year attributable to owners of the Parent by the weighted average number of common shares outstanding during the year. Diluted net income per share is computed by dividing the net income for the year by the weighted average number of common and dilutive potential common shares then outstanding during the year. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

The following tables set forth the computation of basic and diluted net income per share for the years indicated:

	Years ended December 31,
	2011	2010	2009
Numerator:
Net income attributable to Nortel	1,273	895	642
Net income available to Preferred Shares Class B	(623.16)	(438.12)	(314.27)
Net income available to common shares	649.84	456.88	327.73
Denominator:
Number of common shares outstanding	5,330,400	5,330,400	5,330,400
Basic and diluted net income per common share	121.91	85.71	61.48

Preferred Shares Class B:
Numerator:
Net income available to Preferred Shares B	623.16	438.12	314.27
Denominator:
Number of Preferred Shares Class B outstanding	1,470,455	1,470,455	1,470,455
Basic and diluted net income per Preferred Share Class B	423.79	297.95	213.72

Note 26 — Financial risk management

1)     Financial risk factors

Telecom Group is exposed to the following financial risks in the ordinary course of its business operations:

•    market risk: stemming from changes in exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed. As regards to changes in interest rates, as of December 31, 2011 Telecom Group had no outstanding floating rate borrowings. Therefore, the Telecom Group is not currently exposed to significant fluctuations in the cash flows of its debt obligations.

•    credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•    liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•             the definition of guidelines for directing operations;

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

The policies to manage and the sensitivity analyses of the above financial risks by Telecom Group are described below.

•             Market risk

The main Telecom Group’s market risks are its exposure to changes in foreign currency exchange rates in the markets in which it operates principally Argentina and Paraguay.

Foreign currency risk is the risk that the future fair values or cash flows of a financial instrument may fluctuate due to exchange rate changes. The Telecom Group’s exposure to exchange variation risks is related mainly to its operating activities (when income or expenses are denominated in a currency other than the Telecom Group’s functional currency).

The financial risk management policies of the Group are directed towards diversifying market risks by the acquisition of goods and services in the functional currency and minimizing interest rate exposure by an appropriate diversification of the portfolio. This may also be achieved by using carefully selected derivative financial instruments to mitigate long-term positions in foreign currency.

As of December 31, 2011 and 2010, Telecom Argentina and Personal have no financial debt outstanding. However, both companies and Núcleo have commercial debt nominated in USD. Additionally, Núcleo’s financial debt is denominated in guaraníes, its functional currency at fixed rates.

Additionally the Telecom Group has cash and cash equivalents denominated in USD (approximately 29% of total investments) that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency. As of December 31, 2011, Personal had US$6.4 million outstanding in NDF contracts, in order to hedge its exposure to US dollar fluctuations related to accounts payable.

The following table shows a breakdown of Telecom Argentina’s assessed financial position exposure to currency risk as of December 31, 2011 and 2010.

12.31.11
Amount of foreign currency (1)		Amount in local currency
US$	(135)	(583)
G	(182,167)	(171)
EURO	(16)	(90)
SDR	2	14
$U	2	1
	Net debt	(829)

12.31.10
Amount of foreign currency (1)		Amount in local currency
US$	(220)	(865)
G	(216,947)	(191)
EURO	(12)	(64)
SDR	1	8
$U	9	2
	Net debt	(1,110)

(1) US$ = United States dollar; G= Guaraníes; SDR= Special Drawing Rights; $U= Uruguayan peso.

The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. These analyses illustrate the effects produced by a given and assumed change in the levels of the relevant variables in the various markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on Other comprehensive income. A description on the sensitivity analysis of exchange rate and interest rate risks is given below:

Exchange rate risk — Sensitivity analysis

Management estimates, based on the composition of the statement of financial position as of December 31, 2011, that every variation in the exchange rate of $0.10 peso against the U.S. dollar and proportional variations for Euros and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately $20 of the consolidated amounts of foreign currency position. This analysis is based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

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

As a result of Telecom Argentina’s decision not to pay dividends in respect of the financial years 2001 through 2008, Nortel was unable to make any dividend payments or pay the required amortization on its Class “A” Preferred Shares for the financial years 2001 through 2009. As of December 31, 2010, the amount of the accrued but unpaid amortization and dividends on Nortel’s Class “A” Preferred Shares was $971, including the effects of CER. Telecom Argentina paid dividends for the year ended December 31, 2009, of $1,053 (of which $577 million were paid to Nortel),and Nortel made available to the holders of Class “A” preferred shares dividends for the year ended December 31, 2010, of $389 and an amortization payment of $196. On April 19, 2011, Telecom Argentina paid a dividend of $915 to its shareholders for the year ended December 31, 2010 (of which $501 were paid to Nortel),and Nortel made available to the holders of Class “A” preferred shares dividends for the year ended December 31, 2011, of $83 and an amortization payment of $349.

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

As of December 31, 2011 and 2010, Telecom Group had no outstanding floating rate borrowings. Therefore, Telecom Group is not currently exposed to significant cash flow risk in this connection.

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

Date due	Banks and cash equivalents	Investments	Trade receivables, net	Other receivables, net	Total
Total due	—	—	516	—	516
Total not due	2,882	1	1,304	137	4,324
Total as of December 31, 2011	2,882	1	1,820	137	4,840

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with Telecom Group); (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, historical write-offs, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $516 at December 31, 2011 ($385 at December 31, 2010).Further details are provided in Note 5.

Regarding the credit risk relating to the asset included in the “Net financial debt or asset”, it should be noted that Telecom Group evaluates the outstanding credit of the counterparty and the levels of investment, based on their credit rating and the equity size of the counterparty. Deposits are made with leading high-credit-quality banking and financial institutions and generally for periods of less than three months.

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

•                 Liquidity risk

Liquidity risk represents the risk that Telecom Group has no funds to meet its obligations of any nature (financial, labor, commercial).

Telecom Group manages its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. The average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

Telecom Group maintains a liquidity policy that translates into a significant volume of available cash through its normal course of business as it is shown in the consolidated statement of cash flows. Telecom Group has consolidated cash and cash equivalents amounting to $2,818 (equivalent to US$660 million) as of December 31, 2011 (in 2010, $1,385 equivalent to US$352 million).

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Maturity Date	Trade payables	Debt	Salaries and social security payables	Other liabilities	Total
Due	(*) 115	—	—	—	115
First quarter 2012	3,283	5	347	27	3,662
Second quarter 2012	10	430	111	9	560
Third quarter 2012	—	5	67	1	73
Fourth quarter 2012	—	11	15	—	26
January 2013 thru December 2013	—	57	45	51	153
January 2014 thru December 2014	—	68	38	2	108
January 2015 and thereafter	—	8	82	—	90
	3,408	584	705	90	4,787

(*) At the date of issuance of these consolidated financial statements, $56 was paid.

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2011 and 2010.

The Company does not have to comply with regulatory capital adequacy requirements.

Note 27 — Related party transactions

(a) Controlling group

As of December 31, 2011, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina, representing 54.74% of the total common stock of Telecom Argentina.

As of December 31, 2011 Nortel’s ordinary shares (74% of the capital stock) were owned by Sofora.

During 2003, a Shareholders’ Agreement between W de Argentina - Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. for the joint management of Sofora, Nortel and Telecom Argentina, including Personal, was executed. On August 5, 2010, such Shareholders’ Agreement was modified as a consequence of the TI-W Commitment assumed by the shareholders of Sofora before the Argentine Antitrust Commission (or the “CNDC”), that introduced, on October 13, 2010 and on March 9, 2011, new modifications. Additional information on this New Shareholders’ Agreement can be reviewed at www.cnv.gob.ar (section “Autopista de Información Financiera”).

During the first quarter of 2011, the Telecom Italia Group entered into two share purchase agreements which consist of the following:

1) In January 2011, Telecom Italia International N.V. (a company of the Telecom Italia Group) finalized the purchase of the 8% of Nortel’s total Class B Preferred Shares (without voting rights).

2) In March 2011, W de Argentina - Inversiones S.L. agreed to sell common shares of Sofora representing 10% of Sofora’s share capital, to Telecom Italia International NV. Consequently, as of December 31, 2011, 68% of Sofora’s shares are owned by the Telecom Italia Group and 32% by W de Argentina - Inversiones S.L.

As a result of these transactions plus subsequent purchases of the Company’s shares in the public market, the economic interest of Telecom Italia Group in Telecom Argentina increased from 16.2% to 22.7% and in Nortel increased from 29.6% to 38.6%.

The transaction abovementioned in 2) does not alter or modify (i) the governance rights of the Telecom Group set forth in the shareholders’ agreement between the Telecom Italia Group and W de Argentina — Inversiones S.L., nor (ii) the commitments assumed by the Telecom Italia Group before the Argentine antitrust authorities (see b) below). However, the Telecom Italia Group and W de Argentina - Inversiones S.L. made presentations to the CNDC and the SC in connection with this transaction.

(b) Changes in the equity stocks of the indirect shareholders of Telecom Italia

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefónica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Telco Transaction”)”. It must be mentioned that on December 22, 2009, Sintonia S.A. (Benetton) retired from the referred consortium and its participation was assumed by the remaining shareholders of Telco S.p.A. on a pro rata basis. In accordance with the last public statement available as of September 30, 2011, such participation is currently 22.4% of Telecom Italia S.p.A.’s voting shares. After the Telco Transaction, since October 2007, Pirelli & C. S.p.A., its controlled subsidiaries and its related parties have ceased to be related parties of Nortel, Telecom Argentina and its subsidiaries.

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

b)  Amend the 2003 Sofora’s Shareholders Agreement, including, among others, certain measures to guarantee a more efficient corporate governance of the Telecom Group (formed by Sofora, Nortel, Telecom Argentina, Personal and the subsidiaries of the last both companies). For such purposes a Telecom Argentina and Personal’s Regulatory Compliance Committee was created and it will exercise its functions for as long as Telefónica, S.A. (of Spain) owns any subsidiaries in our country and maintains any direct or indirect participation in the Telecom Italia Group and hold similar rights to those provided in the Telco Transaction;

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

On October 12, 2010, the CNDC issued its Opinions No. 835 and 836 in connection with the Telco Transaction and the TI-W Transaction, respectively, which are available to the public at www.mecon.gov.ar/cndc. In its first Opinion, the CNDC advised —among others —the Secretariat of Economic Policy of the Ministry of Economy and Public Finances (hereinafter, “the Secretariat of Economic Policy”) to accept the Telco Commitment with the clarifications and specifications made in Title XIV of such CNDC Opinion No. 835, and subject the approval of the Telco Transaction, pursuant to Section 13, paragraph b) of the LDC, to the irrevocable and effective fulfilling of the Telco Commitment, with the clarifications and points made in Title XIV of the CNDC Opinion No. 835. In addition, the CNDC made some pro competition recommendations to the SC and to the CNC, which are included like Annex I to such Opinion.

The terms and conditions of the Telco Commitment offered by the above mentioned companies are detailed in Title XIV of the above mentioned Opinion, together with the clarifications and specifications made by the CNDC.

Through its Opinion No. 836, the CNDC advised —among others —to accept the TI-W Commitment, with the clarifications and specifications made in Title V.2 of the same Opinion and to authorize the TI-W Transaction, in the terms of Section 13 paragraph b) of the LDC. The terms and conditions of the TI-W Commitment are described in Title V of Opinion No. 836, together with the observations made by the CNDC.

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

The Telco Commitment and the TI-W Commitment are available to the public at www.nortel.com.ar/compromisos.

Nortel, Telecom Argentina and Personal have filed, in accordance with the applicable regulations referred to the disclosure of Relevant Facts, various notes and reports on the questions described in this section, which are available to the public at www.cnv.gob.ar (financial information section) for further review of the above.

(c) Balances and transactions with related parties

Related parties (as described in IAS 24) are those legal entities or individuals which are related to the entity that is preparing its financial statements. Related party transactions and balances are disclosed in an entity’s financial statements. The transactions between Nortel’s subsidiary, Telecom Argentina and its indirect subsidiaries(Telecom USA, Micro Sistemas, Personal, Núcleo and Springville) are eliminated in the preparation of the consolidated financial statements of the Group.

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

The following is a summary of the balances and transactions with related parties as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, respectively:

		As of December	As of December
	Type of related party	31, 2011	31, 2010
Cash and cash equivalents
Standard Bank S.A. (a)	Other related party	69	23
		69	23
Trade receivables, net
Fixed services
Standard Bank S.A. (a)	Other related party	1	4
Caja de Seguros S.A. (a)	Other related party	—	1
TIM Participações S.A. (b)	Other related party	—	1
Telecom Italia Sparkle S.p.A. (b) (c)	Other related party	—	4
		1	10
Personal mobile services
Caja de Seguros S.A. (a)	Other related party	10	—
TIM Participações S.A. (b)	Other related party	1	3
		11	3
Total trade receivables, net		12	13
Other receivables, net
Sofora	Direct Parent company	1	—
		1	—
Trade payables
Caja de Seguros S.A. (a)	Other related party	10	7
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Other related party	4	3
Italtel Group (b) (d)	Other related party	59	46
Telecom Italia S.p.A. (b)	Parent company	30	11
Telecom Italia Sparkle S.p.A. (b) (c)	Other related party	4	2
Latin American Nautilus Ltd. (b) (c)	Other related party	3	32
Latin American Nautilus USA Inc. (b)	Other related party	3	5
TIM Participações S.A. (b)	Other related party	2	—
Latin American Nautilus Argentina S.A. (b)	Other related party	2	4
		117	110

	Transaction		Years ended December 31,
Services rendered	description	Type of related party	2011	2010	2009
Caja de Seguros S.A. (a)	Others	Other related party	57	19	2
Standard Bank (a)	Others	Other related party	22	13	9
Telecom Italia Sparkle S.p.A. (b) (c)	International inbound calls	Other related party	19	11	9
TIM Participações S.A. (b)	Roaming	Other related party	10	16	12
Telecom Italia S.p.A. (b)	Roaming	Parent company	2	5	7
Latin American Nautilus Ltd. (b)	International inbound calls	Other related party	—	1	—
Latin American Nautilus Argentina S.A. (b)	International inbound calls and roaming	Other related party	1	—	1
Total services rendered			111	65	40

	Transaction		Years ended December 31,
Services received	description	Type of related party	2011	2010	2009
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Salaries and social security	Other related party	(26)	(21)	(13)
Caja de Seguros S.A. (a)	Insurance	Other related party	(11)	(8)	(5)
La Estrella Cía de Seguros de retiro S.A. (a)	Insurance	Other related party	(4)	(2)	(2)
Latin American Nautilus Ltd. (b).(c)	International inbound calls and data	Other related party	(84)	(60)	—
Italtel Group (b) (d)	Maintenance, materials and supplies	Other related party	(55)	(23)	—
Telecom Italia Sparkle S.p.A. (b) (c)	International outbound calls and others	Other related party	(32)	(32)	(75)
Telecom Italia S.p.A. (b)	Fees for services and roaming	Parent company	(30)	(20)	(27)
Latin American Nautilus USA Inc. (b)	International outbound calls	Other related party	(9)	(3)	(6)
TIM Participações S.A. (b)	Roaming	Other related party	(7)	(7)	(7)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	Other related party	(6)	(6)	(4)
Etec S.A. (b) (e)	International outbound calls	Other related party	—	(11)	(7)
Total services received			(264)	(193)	(146)

	Transaction		Years ended December 31,
	description	Type of related party	2011	2010	2009
Finance income (expense)
Standard Bank (a)	Interest	Other related party	6	3	3
Standard Bank (a)	Loss on derivatives	Other related party	—	(12)	(9)
Total finance expense			6	(9)	(6)

		Years ended December 31,
	Type of related party	2011	2010	2009
Purchases of PP&E and intangible assets
Italtel Group (b) (d)	Other related party	66	14	—
Telecom Italia S.p.A. (b)	Parent company	—	—	1
Latin American Nautilus Ltd.(b)	Other related party	—	—	11
Latin American Nautilus Argentina S.A.(b)	Other related party	—	—	1
Total purchases of PP&E and intangible assets		66	14	13

		As of December	As of December
Commitments	Type of related party	31, 2011	31, 2010
	Parent Company	6	1
	Other related parties	278	193
		284	194

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

(e) Key Managers

Compensation for the Key Managers, including social security contribution, amounted to $54, $47 and $33 for the years ended December 31, 2011, 2010 and 2009, respectively, and were recorded as expenses under the item line “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Years ended December 31,
	2011	2010	2009
Salaries (*)	20	16	15
Variable compensation (*)	22	20	11
Social security contributions	11	9	6
Termination benefits	5	3	2
	58	48	34

(*) Gross compensation. Social security and income tax retentions are in charge of the employee.

As of December 31, 2011, 2010 and 2009, respectively, an amount of $31, $21 and $13 remained unpaid.

Note 28 — Segment information

Telecom Group conducts its business through six legal entities each one has been identified as an operating segment.

Telecom Group has combined the operating segments into three reportable segments: “Fixed services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Segment financial information for the years 2011, 2010 and 2009 was as follows:

For the year ended December 31, 2011

•             Income statement information

	Fixed	Mobile services
	services	Personal	Núcleo	Subtotal	Nortel	Eliminations	Total
Total revenues (1)	6,254	12,563	718	13,281	—	(982)	18,553
Employee benefit expenses and severance payments	(1,949)	(605)	(55)	(660)	(6)	—	(2,615)
Interconnection costs and other telecommunication charges	(497)	(1,618)	(118)	(1,736)	—	730	(1,503)
Fees for services, maintenance, materials and supplies	(815)	(949)	(64)	(1,013)	(4)	126	(1,706)
Taxes and fees with the Regulatory Authority	(367)	(1,205)	(23)	(1,228)	(12)	—	(1,607)
Commissions	(139)	(1,353)	(84)	(1,437)	—	61	(1,515)
Cost of equipments and handsets	(59)	(1,585)	(13)	(1,598)	—	—	(1,657)
Advertising	(154)	(400)	(45)	(445)	—	—	(599)
Provisions	(164)	(61)	—	(61)	—	—	(225)
Bad debt expenses	(28)	(134)	(7)	(141)	—	—	(169)
Other operating expenses	(442)	(542)	(45)	(587)	(2)	65	(966)
Operating (loss) income before D&A	1,640	4,111	264	4,375	(24)	—	5,991
Depreciation of PP&E	(731)	(686)	(121)	(807)	—	—	(1,538)
Amortization of SAC and service connection costs	(70)	(503)	(29)	(532)	—	—	(602)
Amortization of other intangible assets	(17)	(1)	—	(1)	—	—	(18)
Operating income	822	2,921	114	3,035	(24)	—	3,833
Financial results, net	(27)	118	(11)	107	(80)	—	—
Net income before income tax expense	795	3,039	103	3,142	(104)	—	3,833
Income tax expense, net	(279)	(1,102)	(14)	(1,116)	1	—	(1,394)
Net income	516	1,937	89	2,026	(103)	—	2,439

Net income attributable to owners of the Parent							1,273
Net income attributable to non-controlling interest							1,166
							2,439

(1)

Service revenues	5,240	10,983	688	11,671	—	—	16,911
Equipment sales	89	1,472	26	1,498	—	—	1,587
Other income	40	15	—	15	—	—	55
Subtotal third party revenues	5,369	12,470	714	13,184	—	—	18,553
Intersegment revenues	885	93	4	97	—	(982)	—
Total revenues	6,254	12,563	718	13,281	—	(982)	18,553

•             Balance sheet information

PP&E, net	4,886	2,740	621	3,361	—	—	8,247
Intangible assets, net	385	1,078	25	1,103	—	—	1,488
Capital expenditures on PP&E (a)	1,187	997	134	1,131	—	—	2,318
Capital expenditures on intangible assets (b)	176	661	37	698	—	—	874
Total capital expenditures (a)+ (b)	1,363	1,658	171	1,829	—	—	3,192
Total additions on PP&E and intangible assets	1,530	1,658	171	1,829	—	—	3,359
Net financial asset (debt)	833	1,969	(118)	1,851	(413)	—	2,271

•             Geographic information

	Total revenues		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	17,794	17,513	9,208
Abroad	759	1,040	661
Total	18,553	18,553	9,869

For the year ended December 31, 2010

•             Income statement information

	Fixed	Mobile services
	services	Personal	Núcleo	Subtotal	Nortel	Eliminations	Total
Total revenues (1)	5,419	9,571	469	10,040	—	(800)	14,659
Employee benefit expenses and severance payments	(1,502)	(433)	(40)	(473)	(2)	—	(1,977)
Interconnection costs and other telecommunication charges	(456)	(1,428)	(77)	(1,505)	—	584	(1,377)
Fees for services, maintenance, materials and supplies	(679)	(691)	(52)	(743)	(3)	96	(1,329)
Taxes and fees with the Regulatory Authority	(304)	(934)	(16)	(950)	(3)	—	(1,257)
Commissions	(100)	(1,051)	(45)	(1,096)	—	55	(1,141)
Cost of equipments and handsets	(55)	(1,139)	(13)	(1,152)	—	—	(1,207)
Advertising	(142)	(266)	(33)	(299)	—	—	(441)
Provisions	(71)	(59)	—	(59)	—	—	(130)
Bad debt expenses	(24)	(92)	(3)	(95)	—	—	(119)
Other operating expenses	(392)	(456)	(32)	(488)	(1)	65	(816)
Operating income before D&A	1,694	3,022	158	3,180	(9)	—	4,865
Depreciation of PP&E	(687)	(529)	(86)	(615)	—	—	(1,302)
Amortization of SAC and service connection costs	(68)	(311)	(8)	(319)	—	—	(387)
Amortization of other intangible assets	(21)	(1)	(1)	(2)	—	—	(23)
Operating income	918	2,181	63	2,244	(9)	—	3,153
Financial results, net	3	(129)	(11)	(140)	(155)	—	(292)
Net income before income tax expense	921	2,052	52	2,104	(164)	—	2,861
Income tax expense, net	(329)	(737)	(10)	(747)	—	—	(1,076)
Net income	592	1,315	42	1,357	(164)	—	1,785

Net income attributable to owners of the Parent							895
Net income attributable to non-controlling interest							890
							1,785

(1)

Service revenues	4,590	8,483	458	8,941	—	—	13,531
Equipment sales	70	1,018	8	1,026	—	—	1,096
Other income	20	12	—	12	—	—	32
Subtotal third party revenues	4,680	9,513	466	9,979	—	—	14,659
Intersegment revenues	739	58	3	61	—	(800)	—
Total revenues	5,419	9,571	469	10,040	—	(800)	14,659

•             Balance sheet information

PP&E, net	4,366	2,440	559	2,999	—		7,365
Intangible assets, net	296	921	16	937	—		1,233
Capital expenditures on PP&E (a)	918	815	188	1,003	—		1,921
Capital expenditures on intangible assets (b)	76	475	21	496	—		572
Total capital expenditures (a)+ (b)	994	1,290	209	1,499	—		2,493
Total additions on PP&E and intangible assets	1,087	1,266	181	1,447	—		2,534
Net financial asset (debt)	874	504	(154)	350	(761)	—	463

•             Geographic information

	Total revenues		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	14,145	13,878	8,111
Abroad	514	781	591
Total	14,659	14,659	8,702

For the year ended December 31, 2009

•             Income statement information

	Fixed	Mobile services
	services	Personal	Núcleo	Subtotal	Nortel	Eliminations	Total
Total revenues (1)	4,873	7,674	388	8,062	—	(731)	12,204
Employee benefit expenses and severance payments	(1,213)	(324)	(35)	(359)	(1)	—	(1,573)
Interconnection costs and other telecommunication charges	(430)	(1,381)	(74)	(1,455)	—	524	(1,361)
Fees for services, maintenance, materials and supplies	(601)	(523)	(37)	(560)	(2)	90	(1,073)
Taxes and fees with the Regulatory Authority	(270)	(726)	(15)	(741)	(5)	—	(1,016)
Commissions	(89)	(869)	(36)	(905)	—	52	(942)
Cost of equipments and handsets	(46)	(851)	(9)	(860)	—	—	(906)
Advertising	(118)	(216)	(23)	(239)	—	—	(357)
Provisions	(16)	(31)	(1)	(32)	—	—	(48)
Bad debt expenses	(33)	(96)	(2)	(98)	—	—	(131)
Other operating expenses	(338)	(347)	(24)	(371)	(1)	65	(645)
Operating income before D&A	1,719	2,310	132	2,442	(9)	—	4,152
Depreciation of PP&E	(636)	(379)	(83)	(462)	—	—	(1,098)
Amortization of SAC and service connection costs	(68)	(359)	(1)	(360)	—	—	(428)
Amortization of other intangible assets	(17)	(2)	—	(2)	—	—	(19)
Operating income	998	1,570	48	1,618	(9)	—	2,607
Other income from investments	—	13	—	13	—	—	13
Financial results, net	(247)	(158)	(9)	(167)	(119)	—	(533)
Net income before income tax expense	751	1,425	39	1,464	(128)	—	2,087
Income tax expense, net	(273)	(519)	(6)	(525)	—	—	(798)
Net income	478	906	33	939	(128)	—	1,289

Net income attributable to owners of the Parent							642
Net income attributable to non-controlling interest							647
							1,289

(1)

Service revenues	4,116	6,830	379	7,209	—	—	11,325
Equipment sales	43	796	6	802	—	—	845
Other income	27	7	—	7	—	—	34
Subtotal third party revenues	4,186	7,633	385	8,018	—	—	12,204
Intersegment revenues	687	41	3	44	—	(731)	—
Total revenues	4,873	7,674	388	8,062	—	(731)	12,204

•             Balance sheet information

PP&E, net	4,120	2,193	454	2,647	—	—	6,767
Intangible assets, net	309	760	3	763	—	—	1,072
Capital expenditures on PP&E (a)	784	777	102	879	—	—	1,663
Capital expenditures on intangible assets (b)	82	357	3	360	—	—	442
Total capital expenditures (a)+ (b)	866	1,134	105	1,239	—	—	2,105
Total additions on PP&E and intangible assets	960	1,148	105	1,253	—	—	2,213
Net financial asset (debt)	579	(12)	(114)	(126)	(1,156)	—	(703)

•             Geographic information

	Total revenues		Total non-current assets (*)
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	11,777	11,523	7,443
Abroad	427	681	472
Total	12,204	12,204	7,915

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

	2011	2010		2009

Class “A” preferred shares dividends declared by Nortel during the year	116	356	(*)	—

Proposed for approval at the Annual General Meeting	—	116		356

(*) At the date of issuance of these Financial Statements, $354 was paid.