Form 20-F
period 2012-12-31
NORTEL INVESTMENTS INC
filed 2013-04-15
CIK 877691

As filed with the Securities and Exchange Commission on April 15, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Series B Preferred Shares	1,470,455
Shares of common stock	5,330,400

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

☐ Yes   ☒ No

CERTAIN DEFINITIONS

Nortel Inversora S.A. (“Nortel” or the “Company”) is a company incorporated under the laws of Argentina. Capitalized terms used but not defined in this Annual Report on Form 20-F for the year ended December 31, 2012 of Nortel (File No. 1-14270) (the “Form 20-F” or the “Annual Report”) have the meaning assigned to them in the Annual Report on Form 20-F for the year ended December 31, 2012 of Telecom Argentina S.A. (“Telecom”) (File No. 1-13464) (the “Telecom Form 20-F”) included as an exhibit hereto.

The term “Nortel Inversora” refers to Nortel Inversora S.A. excluding its consolidated subsidiaries, unless otherwise indicated.

PRESENTATION OF FINANCIAL INFORMATION

In this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms, “we,” “us,” “our,” “the Company” and “Nortel” refer to Nortel Inversora S.A. and its consolidated subsidiaries as of December 31, 2012, unless otherwise indicated.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries, as of December 31, 2012, Telecom Personal S.A., Núcleo S.A., Springville S.A., Telecom Argentina USA, Inc. and Micro Sistemas S.A. The terms “Telecom Group” or “Telecom” refer to Telecom Argentina S.A. and its consolidated subsidiaries. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries.

The terms “Telecom Personal” or “Personal” refer to Telecom Personal S.A., Telecom Argentina’s subsidiary engaged in the provision of mobile telecommunication services in Argentina. The term “Núcleo” refers to Núcleo S.A., Telecom Personal’s consolidated subsidiary engaged in the provision of mobile telecommunication services in Paraguay.

Our Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, and the notes thereto, as included in this report, have been audited by our independent registered public accounting firm (the “Consolidated Financial Statements”) and are set forth on pages F-1 through F-66 of this Annual Report.

Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been approved by resolution of the Board of Directors’ meeting held on February 28, 2013.

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

Certain financial information contained in this Annual Report has been presented in U.S. dollars. This Annual Report contains translations of various Argentine Peso amounts into U.S. dollars at specified rates solely for convenience of the reader. You should not construe these translations as representations by us that the Argentine Peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Except as otherwise specified, all references to “US$,” “U.S. dollars” or “dollars” are to United States dollars and references to “P$,” “Argentine Pesos” or “pesos” are to Argentine Pesos. Unless otherwise indicated, we have translated the Argentine Peso amounts using a rate of P$4.918 = US$1.00, the U.S. dollar ask rate published by the Banco de la Nación Argentina (Argentine National Bank) on December 31, 2012. On April 12, 2013, the exchange rate was P$5.15= US$1.00.

For the purpose of this Annual Report, “billion” means a thousand million.

Certain amounts and ratios contained in this Annual Report (including percentage amounts) have been rounded up or down to facilitate the summation of the tables in which they are presented. The effect of this rounding is not material. These rounded amounts are also included within the text of this Annual Report.

The contents of our website and other websites referred to herein are not part of this Annual Report.

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

This Annual Report contains certain forward-looking statements and information relating to the Company and the Telecom Group that are based on current expectations, estimates and projections of our Management and that of the Telecom Group and information currently available to the Company and the Telecom Group. These statements include, but are not limited to, statements made in “Item 3—Key Information—Risk Factors,” Item 5—Operating and Financial Review and Prospects” under the captions “Critical Accounting Policies” and “Trend Information,” “Item 8—Financial Information—Legal Proceedings” and other statements about our and the Telecom Group’s strategies, plans, objectives, expectations, intentions, capital expenditures, and assumptions and other statements contained in this Annual Report that are not historical facts. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will” and “should” and other similar expressions are generally intended to identify forward-looking statements.

These statements reflect the current views of the Management of Nortel or Telecom with respect to future events. They are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

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

•                  the final results of the contract renegotiation process with the Argentine government regarding the adjustment to Telecom’s regulated rates in the fixed services;

•                  the creditworthiness of Telecom’s actual or potential customers;

•                  nationalization, expropriation and/or increased government intervention in companies;

•                  technological changes;

•                  the lack of additional mobile frequency bands;

•                  the impact of legal or regulatory matters , changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which we and Telecom operate; and

•                  the effects of increased competition

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

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                        KEY INFORMATION

Selected Financial Data

The following table presents our summary financial data for each of the years in the four-year period ended December 31, 2012.

The selected consolidated income statement data for the years ended December 31, 2012, 2011 and 2010 and the selected consolidated financial position data as of December 31, 2012 and 2011 have been prepared in accordance with IFRS as issued by the IASB (“IFRS”) and have been derived from our Consolidated Financial Statements included elsewhere in this Annual Report. The selected consolidated income statement data for the year ended December 31, 2009 and the selected consolidated financial position data as of December 31, 2010 prepared in accordance with IFRS have been derived from our consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 included in our Annual Report on Form 20-F for the year ended December 31, 2011, filed on April 30, 2012. The selected consolidated financial position data as of December 31, 2009 prepared in accordance with IFRS have been derived from our consolidated financial statements as of December 31, 2010 and 2009 and for the years then ended included in our Annual Report on Form 20-F for the year ended December 31, 2010, filed on June 30, 2011.

Our audited consolidated financial statements as of December 31, 2010 and for the year then ended were our first annual audited financial statements that are fully compliant with IFRS, as issued by the IASB. Before December 31, 2010, our consolidated financial statements were prepared in accordance with Argentine GAAP. Our financial statements as of December 31, 2009 and for the year then ended, originally prepared in accordance with Argentine GAAP, have been adjusted to fully comply with IFRS as issued by the IASB, and all of our subsequent audited consolidated financial statements fully comply with IFRS as issued by the IASB.

The mandatory adoption of IFRS for public companies in Argentina was effective for fiscal years beginning January 1, 2012. Therefore, our consolidated financial statements as of December 31, 2011 and 2010 for filing with the Argentine National Securities Commission (“CNV”) were prepared in accordance with Argentine GAAP, which differs in certain respects from IFRS. According to CNV regulations, financial statements under IFRS for the years 2011 and 2010 were presented as “additional information” to the consolidated financial statements prepared under Argentine GAAP.

You should read the information below in conjunction with our Consolidated Financial Statements and the notes thereto, as well as “Presentation of Financial Information” and “Item 5—Operating and Financial Review and Prospects.”

CONSOLIDATED SELECTED INCOME STATEMENT AND FINANCIAL POSITION DATA

	2012(1)
	(US$ millions, except per share and per	2012	2011	2010	2009
	ADS data in US$)	(P$ millions, except per share and per ADS data in P$)
INCOME STATEMENT DATA
Total revenues and other income	4,513	22,196	18,528	14,652	12,191
Operating expenses (without depreciation and amortization)	(3,180)	(15,640)	(12,559)	(9,794)	(8,052)
Operating expenses - depreciation and amortization	(531)	(2,612)	(2,158)	(1,712)	(1,545)
Gain on disposal of PP&E	2	8	22	7	13
Operating income	804	3,952	3,833	3,153	2,607
Other, net (2)	38	187	—	(292)	(520)
Income tax expense	(298)	(1,464)	(1,394)	(1,076)	(798)
Net income	544	2,675	2,439	1,785	1,289
Net income attributable to Nortel (Controlling company)	287	1,413	1,273	895	642
Net income attributable to Non-controlling Interest	257	1,262	1,166	890	647

Number of shares of common stock outstanding at year-end	5,330,400	5,330,400	5,330,400	5,330,400	5,330,400

Net income per share of common stock (3)	27.52	135.32	121.91	85.71	61.48
Number of Series B preferred shares outstanding at year-end	1,470,455	1,470,455	1,470,455	1,470,455	1,470,455
Net income per Series B Preferred Shares (4)	95.65	470.39	423.79	297.95	213.72
Number of shares outstanding at year-end of Telecom Argentina	984,380,978	984,380,978	984,380,978	984,380,978	984,380,978
Net income per share (basic and diluted) (5)	0.56	2.73	2.55	1.97	1.43
Net income per ADS (6)	2.77	13.64	12.76	9.83	7.14
Dividends per share of Telecom Argentina (7)	0.17	0.82	0.93	1.07	—
Dividends per ADS of Telecom Argentina (7)	0.83	4.10	4.65	5.35	—

FINANCIAL POSITION DATA
Current assets	1,423	7,000	5,516	3,837	2,927
PP&E and intangible assets	2,145	10,549	9,735	8,598	7,839
Other non-current assets	56	277	139	104	77
Total assets	3,624	17,826	15,390	12,539	10,843
Current liabilities	1,199	5,895	5,958	5,160	4,208
Non-current liabilities	359	1,768	1,635	1,634	2,217
Total liabilities	1,558	7,663	7,593	6,794	6,425
Total equity	2,066	10,163	7,797	5,745	4,418
Equity attributable to Nortel (Controlling company)	1,110	5,457	4,022	2,739	1,837
Non-controlling Interest	956	4,706	3,775	3,006	2,581
Capital Stock	13,828,497	68,008,550	72,076,490	78,633,050	78,633,050

(1)         Argentine Peso amounts were translated into U.S. dollars using exchange rate published by the Banco de la Nación Argentina (National Bank of Argentina) on December 31, 2012 (P$4.92 = US$1.00).

(2)         Other, net includes Other income from investments and Finance income and expense.

(3)         Calculated based on the weight average number of shares of common stock outstanding during the period; excludes from net income amounts accrued for the payment of dividends to holders of preferred stock.

(4)         Calculated based on the weight average number of Series B Preferred Shares outstanding during each year. In April 1997, Nortel’s shareholders decided in an extraordinary meeting to amend the right to dividends, reducing the formula for the calculation of dividends on Series B Preferred Shares from 49.46% to 48.96% beginning June 16, 1997.

(5)         Calculated based on Telecom Argentina’s weighted average number of shares of common stock outstanding during the period.

(6)         Calculated based on Telecom Argentina’s 196,876,196 ADSs equivalent to the weighted average number of shares of common stock outstanding during the period.

(7)         U.S. dollar amount was calculated based on the exchange rate prevailing on the dividend payment date.

OTHER SELECTED DATA

	2012	2011	2010	2009
Number of installed fixed lines (thousands) (1)	4,851	4,793	4,689	4,595
Number of fixed lines in service (thousands) (2)	4,128	4,141	4,107	4,060
Fixed lines in service per 100 inhabitants (3)	21	21	21	21
Lines in service per employee	371	373	379	366
ARBU (in P$/month) (national + international)	48.2	45.7	42.8	40.9
Fixed Internet access lines (thousands)	1,629	1,550	1,380	1,214
Arnet subscribers (thousands)	1,622	1,540	1,377	1,184
ARPU/ADSL (access + ISP) (in P$/month)	102.3	87.0	76.1	66.7
Mobile subscribers in Argentina (thousands)	18,975	18,193	16,333	14,475
Subscribers at year-end per employee	3,612	3,774	3,738	3,810
ARPU (in P$/month)	57.7	51.4	44.4	40.7
Mobile subscribers in Paraguay (thousands) (4)	2,301	2,149	1,878	1,806
Subscribers at year-end per employee	5,226	4,944	4,512	4,251
ARPU (in P$/month)	31.6	26.3	22.2	19.5
Telecom Group Headcount (5)	16,808	16,346	15,647	15,330

(1)         Reflects total number of lines available in Switches.

(2)        Includes lines customers, own usage, public telephony and ISDN channels.

(3)         Corresponds to the Northern Region of Argentina.

(4)         Includes Wi-Max Internet customers.

(5)         Includes temporary employees.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See: “Item 10—Additional Information—Foreign Investment and exchange controls in Argentina.”

	High	Low	Average(1)	End of Period
Year Ended December 31, 2008	3.45	3.03	3.18	3.45
Year Ended December 31, 2009	3.85	3.49	3.75	3.80
Year Ended December 31, 2010	3.99	3.84	3.92	3.98
Year Ended December 31, 2011	4.30	3.97	4.15	4.30
Year Ended December 31, 2012	4.92	4.30	4.55	4.92
Month Ended October 31, 2012	4.77	4.70	4.73	4.77
Month Ended November 30, 2012	4.84	4.77	4.80	4.84
Month Ended December 31, 2012	4.92	4.84	4.88	4.92
Month Ended January 31, 2013	4.98	4.93	4.95	4.98
Month Ended February 28, 2013	5.05	4.98	5.01	5.05
Month Ended March 31, 2013	5.12	5.05	5.09	5.12
Month Ended April 30, 2013 (through April 12, 2013)	5.15	5.13	5.14	5.15

(1)         Yearly data reflect average of month-end rates.

Sources:  Banco de la Nación Argentina

On April 12, 2013, the exchange rate was P$5.15=US$1.00.

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

Risks Relating to Argentina

Overview

Nortel’s single largest investment, Telecom Argentina, has all of its property, operations and customers located in Argentina, and a portion of Telecom Argentina’s assets and liabilities are denominated in foreign currencies. Accordingly, Telecom Argentina’s financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina and on the exchange rates between the peso and foreign currencies. In 2001 and 2002, the Argentine economy experienced a severe recession as well as a political crisis. The abandonment of dollar-peso parity in 2002 led to the significant devaluation of the peso against major international currencies. Although Argentina has experienced economic growth and political conditions have shown improvement in the last decade, uncertainty remains as to whether the growth is sustainable, as well as how several factors would impact the Argentine economy including among others inflation rates, exchange rates, commodity prices and maintain healthy trade and fiscal balances.

Devaluation of the peso may adversely affect Telecom’s results of operations, its capital expenditure program and the ability to service its liabilities and transfer funds abroad.

Since Telecom realizes a substantial portion of its revenues in Argentina in pesos (our functional currency), any devaluation in the peso may negatively affect the U.S. dollar value of its earnings while increasing, in peso terms, its expenses and capital costs denominated in foreign currency. A depreciation in the Argentine Peso against major foreign currencies may also have an adverse impact on Telecom’s capital expenditure program and increase the peso amount of its trade liabilities denominated in foreign currencies. Telecom seeks to manage the risk of devaluation of the peso by entering from time to time into certain NDF contracts to purchase U.S. dollars at a fixed rate to partially hedge its exposure to foreign currency fluctuations caused by its liabilities denominated in foreign currencies. Telecom also has cash and cash equivalents denominated in U.S. dollars that contribute to reduce the exposure to trade payables in foreign currencies. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

The Argentine Peso has been subject to significant devaluation in the past and may be subject to fluctuations in the future. In the three-month period ended March 31, 2013, the devaluation of the peso against the U.S. dollar was 4%, according to the exchange rate published by the Banco de la Nación Argentina.

In order to ensure the level of reserves of the Banco Central de la República Argentina (“BCRA”) that are often used to fulfill payment obligations of public debt, the Argentine government implemented in late 2011 a series of measures aimed at maintaining the level of the BCRA reserves. To that effect, during the last quarter of 2011 and 2012, new measures were implemented to limit the purchase of foreign currency made by private companies and individuals; the need for an authorization of the tax authorities to access the foreign exchange market became required, among other restrictions. As a result, the implied exchange rate in the quotation of Argentine securities that trade in foreign markets and in the local market increased significantly. Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies, which could partially or totally reduce the current gap between the exchange rate published by the Banco de la Nación Argentina and the implied exchange rate. We cannot predict how these conditions will affect the consumption of services provided by the Telecom Group or its ability to meet our liabilities denominated in currencies other than the peso. Moreover, we cannot predict whether the Argentine government will further modify its monetary, fiscal, and exchange rate policy and, if so, what impact any of these changes could have on the value of the peso and, accordingly, on Telecom’s financial condition, results of operations and cash flows, and on its ability to transfer funds abroad in order to comply with commercial or financial obligations or dividend payments to shareholders located abroad.

Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and remained relatively high since then.

The Instituto Nacional de Estadística y Censos (the Argentine National Statistics and Census Institute or “INDEC”) estimates that the Argentine consumer price increased by 7.7% in 2009, 10.9% in 2010, 9.5% in 2011and 10.8% in 2012; and the wholesale price index increased 10.0% in 2009, 14.6% in 2010, 12.7% in 2011 and 13.1% in 2012. In the two months ending February 28, 2013, the consumer price index in Argentina increased 1.6% and the wholesale price index increased 2.1%. There is a substantial disparity between the inflation indexes published by the INDEC and those higher estimated by private consulting firms.

The Argentine government continued implementing several actions to monitor and control prices for the most relevant goods and services. Despite such actions, the Argentine economy continues to experience consumer inflation above 10%, according to the INDEC. If the BCRA issues significant amounts of currency to finance public sector spending, to service public debt, to intervene in the foreign exchange market or to assist any financial institutions in distress, or if the value of the peso cannot be stabilized through fiscal and monetary policies, a significant increase in inflation rates could be expected.

Moreover, high inflation may undermine Argentina’s foreign competitiveness in international markets, negatively affecting the level of economic growth, exports, balance of payments and employment. In addition, public sector spending has increased over the past years, which will continue reducing the fiscal surplus causing a fiscal deficit and leading to higher inflation.

Since the majority of Telecom’s revenues are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in its prices would decrease its revenues in real terms and adversely affect its results of operations. As discussed below under “—Risks Associated with Telecom and its Operations,” Telecom Argentina’s ability to increase its regulated rates is subject to approval of regulatory authorities and Personal’s ability to increase its rates could also be negatively impacted by the governmental policy of freezing of prices that was extended to non-regulated sectors. We cannot guarantee that any possible rate increase will be sufficient to counter the effect of inflation and we cannot assure you that the results of any future regulated rate negotiations of Telecom Argentina will be favorable to them and to their financial condition.

Also, higher inflation leads to a reduction in the purchasing power of the population, mainly those unemployed and with low salary levels, thus increasing the risk of a lower level of service consumption from our fixed and mobile customers in Argentina.

Future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry.

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. Due to the Argentine economic crisis of 2001 and 2002, the Argentine government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. In this context, the Argentine National Communications Commission (Comisión Nacional de Comunicaciones or “CNC”) adopted new interpretations of applicable regulations and imposed fines on telecommunications companies, particularly incumbent operators such as Telecom Argentina. See “Item 8—Financial Information—Legal Proceedings—Regulatory Proceedings” in the Telecom Argentina Form 20-F incorporated herein by reference for more information. In addition, local municipalities in the regions where Telecom Argentina operates have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed-line and mobile networks. Provinces have increased, and are continuing to increase, their tax rates, particularly the turnover tax rates, resulting in the highest rates in history. Municipal, provincial and federal tax authorities have also brought an increasing number of claims against Telecom Argentina. Telecom Argentina disagrees with these proceedings and is contesting them. See “Item 8—Financial Information—Legal Proceedings” in the Telecom Argentina Form 20-F incorporated herein by reference. However, we cannot assure you that the laws and regulations currently governing the economy or the telecommunications industry will not change, that the claims will be resolved in Telecom’s favor, or that any changes to the existing laws and regulations will not adversely affect Telecom’s business, financial condition, results of operations and cash flows.

In particular, in recent years the Argentine government has taken several actions to re-nationalize concessions and public services companies that were privatized in the 1990’s, such as Aguas Argentinas S.A. and Aerolíneas Argentinas S.A. Additionally, in May 2012, Law No. 26,741, established the expropriation of the 51% of the capital stock of YPF S.A. and the 51 % of the capital stock of YPF GAS S.A., which were directly or indirectly owned by Repsol YPF S.A. (Repsol). To date, the Argentine Government has not compensated any of the expropriated investors. These actions had a negative effect on the markets. We cannot provide any assurance that similar actions of the Argentine government will not be extended to other private companies or other sectors in the near future.

The Argentine government may exercise greater intervention in private sector companies, including Telecom Argentina.

The global economic and financial crisis in the recent years has resulted in a significant reduction in global GDP growth and a loss in consumer confidence in the financial sectors of many countries. To improve the countries’ financial condition and assist certain troubled industries, certain governments have responded with extraordinary intervention in the private sector. Certain governments of the leading industrialized nations have implemented various financial rescue plans outlining new regulatory frameworks that would be expected to remain in effect at least until market conditions and investor and consumer confidence have stabilized.

In November 2008, Argentina nationalized, through Law No. 26,425, its private pension and retirement system, which had been previously administered by the AFJP, and appointed ANSES as its administrator. Argentina’s nationalization of its pension and retirement system constituted a significant change in the government’s approach to exercising influence over Argentina’s main publicly-traded companies. A significant portion of the public float of these companies was owned by the AFJP and is currently held by ANSES.

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

On April 13, 2011, the Presidential Decree No. 441/11 was published in the Argentine Official Bulletin annulling Article 76(f) of Law No. 24,241, which limited ANSES’ voting power to 5% of the company’s total voting shares, even if ANSES held a greater ownership position. Consequently, ANSES would be able to exercise the total voting power corresponding to its shares in all resolutions to be adopted at those companies’ shareholders meetings where it has share participation, including decisions related to the allocation of retained earnings and the election of directors and Supervisory Committee members, among others.

In addition during 2012, Decree No. 1,278/12 stated that the Secretary of Economic Policy and Development Planning of the Ministry of Economy and Public Finance is now responsible for the implementation of policies and actions regarding the exercise of shareholder rights of the equity shares of companies where the Argentine Government is a minority shareholder and approved for that purpose a Regulation of officers and directors appointed by the shares or equity interests of the Argentine government, establishing the rules that they must follow in performing their duties.

Subsequently, the Secretary of Economic Policy and Development Planning approved Resolution No. 110/12 which assigns the responsibilities, powers and duties set forth in Decree No. 1,278/12 to the National Department of Companies whenever the Government is a shareholder.

In January 2013, a new Capital Market Act (No. 26,831) came into effect, granting new intervention powers to the CNV. See “Item 9—The Offer and Listing—The Argentine Securities Market—New Capital Market Act No. 26,831” in the Telecom Form 20-F.

These matters could create uncertainties for investors of public companies in Argentina, including Telecom Argentina.

Argentina’s economy may contract in the future due to international and domestic conditions.

The effects of the global economic and financial crisis in recent years and the general weakness in the global economy may negatively affect emerging economies like Argentina’s. Although Argentina has experienced economic growth in recent years, current global financial instability has impacted and may continue to impact the

Argentine economy and cause Argentina a slowdown of the growth rate or could led to a recession, generating fiscal deficit and increased unemployment.

Several international economic, social and political factors could affect the global financial markets, such as, among other factors, a growing concern regarding government deficits, governments’ abilities to honor their respective sovereign debts, social unrest and general uncertainty about the global economic recovery.

Moreover, the growth trend that the Argentine economy has experienced in the most recent years might be negatively affected by several domestic factors such as an appreciation of the real exchange rate, which could affect its competitiveness, diminishing or even reversing the country’s positive trade balance and, if coupled with an increase in capital outflows, might reduce consumption and investment levels as a result of increased pressure on the foreign exchange rates. Additionally, abrupt changes in monetary and fiscal policies or foreign exchange regime could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long term growth. Because access to the international financial market could be limited, an increase in public spending not correlated with an increase in public revenues could affect the country’s fiscal results and generate uncertainties that might affect the economy’s level of growth.

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

Economic and legal conditions in Argentina could be uncertain.

Although general economic conditions have shown improvement, and political protests and social disturbances have diminished considerably since the economic crisis of 2001 and 2002, the nature of the changes in the Argentine political, economic and legal environment over the past several years has given rise to uncertainties about the country’s business environment.

In the event of any economic, social or political crises, companies in Argentina may face the risk of strikes, expropriation, nationalization, forced modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing existing jurisprudence on labor matters and requiring companies to assume increasing responsibility for and assumption of costs and risks associated with utilizing sub-contracted labor and how to calculate salaries, severance payments and social security contributions. Also, there was an increase in claims regarding compensations for work accidents over the cap established by the current relevant legislation. Since Telecom operates in a context in which the governing law and applicable regulations change frequently, it is difficult to predict whether its commercial activities will be affected positively, negatively or at all by such changes.

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

Although Argentina has shown improved fiscal results in recent years, it has a history of fiscal deficits. Since almost all of the financial obligations of the Argentine government were denominated in foreign currencies at the time the dollar-peso parity was eliminated in early 2002, there was an increase in the cost of financial services (in terms of Argentine Pesos) of the debt of the Argentine government. Also, since the Argentine government’s fiscal revenues were denominated in large part in Argentine Pesos, the Argentine government was severely affected in its ability to carry out its payment obligations using foreign currency and defaulted on a significant part of its public debt in 2002. The Argentine government’s sovereign debt default and its consequences may continue to negatively affect the ability of private companies, including Telecom, to access the capital markets or other forms of financing.

The Argentine government implemented a debt restructuring effort mainly through two debt exchange offers. The first and largest was closed on February 25, 2005 and the second took place in 2010. Nonetheless, a number of bondholders who held out from the exchange offers have initiated legal actions against the Argentine government. In late 2012, further rulings favoring the holdout positions and putting into risk the ability to service its debt under foreign legislation. This has exacerbated uncertainties and increased sovereign risk. A judgment against the Argentine government in these pending cases could lead to a default of its public debt and reduce the sources of funding and investment capital and could potentially impact the government’s ability to adopt measures that promote economic growth.

After the economic crisis in 2002, the Argentine government has maintained a policy of fiscal surplus. To be able to repay its debt, the Argentine government may be required to continue adopting austere fiscal measures that could adversely affect economic growth.

As of June 30, 2012, the outstanding principal amount of Argentina’s public debt was equivalent to US$175.5 billion (of which approximately 61% was denominated in foreign currency) of which US$11.1 billion were not presented to the exchange offers and are still pending for restructuring.

There can be no assurance that the Argentine government will not default on its obligations under its bonds if it experiences another economic crisis. A new default by the Argentine government could lead to a new recession, higher inflation, restrictions on Argentine companies to access financing and funds, limit the operations of Argentine companies in the international markets, higher unemployment and social unrest, which would negatively affect our financial condition, results of operations and cash flows.

The Argentine banking system may be subject to instability.

The Argentine banking system collapsed in 2001 and 2002, when the Argentine government restricted bank withdrawals and required mandatory conversion of dollar deposits to pesos. From 2005 to 2007, a period of economic growth coupled with relative stability of the country’s exchange rate and inflation resulted in the restoration of public confidence, a gradual accumulation of deposits in Argentine financial institutions, and improved liquidity of the financial system. However, since 2008 certain events like internal conflicts with certain sectors of the economy, the international financial crisis and the increased regulation on the foreign exchange market decreased depositors’ confidence. These events led to a slowdown in the growth of deposits, initially increased the dollarization of private deposits and were followed by substantial withdrawals of the dollarized deposits. Despite improvements in stability since 2002, we cannot be certain that another collapse will not occur in the future.

Financial institutions are particularly subject to significant regulation from multiple regulatory authorities, all of which may, amongst other things, establish limits on commissions and impose sanctions on the institutions. The lack of a stable regulatory framework could impose significant limitations on the activities of the financial institutions and could create uncertainty with respect to the financial system’s stability.

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

The SC is the authority responsible for administering the use of radio electric spectrum and, consequently, for the attribution of new segments of frequencies and the reallocation of the existing ones for the mobile service. Additionally, the regulation of administration, management and control of radio spectrum provides for the prior intervention of the CNDC, and for a joint performance with the SC, in certain circumstances, for example, in determining the safeguards designed to prevent the concentration of spectrum and the occurrence of a dominant position. Delays in the allocation of new frequencies, the reallocation of the existing ones and their subsequent auction could affect the quality of services, the future development of the sector and the implementation and commercialization of new advanced services, among others, such as mobile broadband and its applications.

Risks Relating to Nortel

As a holding company, Nortel’s ability to meet its financial obligations and to pay dividends is dependent upon the receipt of cash and other distributions paid on the common stock of Telecom that it owns. We did not pay any dividends during the period of 2001 to 2009.

Nortel is a holding company which owns shares of common stock of Telecom Argentina, Nortel’s sole substantial asset. As a holding company, Nortel’s ability to meet its financial obligations and to pay dividends on its Series B Preferred Shares is dependent upon the receipt of cash dividends and other distributions paid on the common stock of Telecom Argentina that it owns. Due to Telecom Argentina not paying dividends for the years ended December 31, 2001 to December 31, 2008, Nortel did not pay any dividends for the years 2001 to 2009. In each year from 2010 to 2012, Telecom paid dividends in respect of the prior fiscal year. This allowed Nortel to make dividends available to some or all of its shareholders for the fiscal years ended December 31, 2010 and 2011, which were paid in 2011 and 2012, respectively.

Until June 14, 2012, when all of Nortel’s outstanding Series A Preferred Shares were finally redeemed, the declaration and payment of dividends on Series B Preferred Shares was subject to the dividend and redemption payments on the Series A Preferred Shares. In 2010 and 2011 Nortel was able to make certain amortization, dividend and other payments on the Series A Preferred Shares, but did not pay any dividends on the Series B Preferred Shares. In 2012, Nortel redeemed all outstanding Series A Preferred Shares. In addition, in 2012 Nortel paid (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2011 of approximately P$5.4 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2011 of approximately P$5.6 million. For further information on the dividend payments received from Telecom Argentina and paid to Nortel shareholders, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”. For further information on the terms of the Series A and Series B Preferred Shares, see “Item 10. Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and Series B Preferred Shares”.

On March 18, 2013, Telecom Argentina’s Board of Directors called a shareholders’ meeting to be held on April 23, 2013, to consider among other issues the allocation of Telecom Argentina’s non-appropriated retained earnings as of December 31, 2012. Telecom Argentina’s Board proposed to allocate P$1,000 million as a Reserve for Future Dividends in Cash and to authorize the Board of Directors to approve the reduction of such Reserve for the purpose of distributing dividends in cash. On the same day, Nortel’s Board of Directors called a shareholders’ meeting to be held on April 26, 2013, to consider among other issues the allocation of Nortel’s non-appropriated retained earnings as of December 31, 2012. Nortel’s Board proposed to allocate P$1,466 million as a Voluntary Reserve for the Future Dividends and to authorize the Board of Directors to approve the timing and amounts to be deducted from such Reserve for the purpose of distributing dividends, taking into account Nortel’s future liquidity.

Nortel is unable to predict whether Telecom Argentina will make any dividend payments in future periods.

The ability of Telecom Argentina and consequently Nortel, to pay dividends is subject to Telecom’s ability to generate sufficient cash from operations and its expectation of future cash needs, and is also subject to limits imposed by applicable Argentine law. In particular, under Argentine Corporations Law, Telecom Argentina and Nortel may only declare dividends out of liquid and realized profits determined in accordance with GAAP effective in Argentina (IFRS in the case of listed companies such as Nortel) and other applicable regulations and must allocate 5% of each year’s net income to a legal reserve until the total amount of such reserve reaches 20% of capital (capital stock plus inflation adjustment to capital stock).

As provided-by CNV Resolution No. 609/12, positive retained earnings generated by the mandatory adoption of IFRS as from January 1, 2012, should be reassigned to a Special Reserve that can only be utilized for its capitalization or to absorb negative retained earnings. As a result, a total of P$204 million of positive retained earnings generated by the application of IFRS in Nortel’s 2012 statutory financial statements have to be assigned to the Special Reserve. Such constitution shall be approved by the Ordinary and Extraordinary Annual Shareholders’ Meeting to consider the Consolidated Financial Statements for 2012 which is appointed to be held April 26, 2013.

On January 6, 2002, the Convertibility Law, which established a P$1.00 to US$1.00 exchange rate, was partially repealed and, since that date, the Argentine Peso has experienced significant devaluation. Since Nortel’s dividends are paid in Argentine Pesos, such dividends, if and when paid, will have a lower U.S. dollar value. Nortel’s ability to pay dividends may also be affected by imposition of monetary and currency exchange restrictions on the transfer of funds outside of Argentina. See also “—Risks Associated with Telecom and its Operations—The BCRA has imposed restrictions on the transfer of funds outside of Argentina in the past; some restrictions currently exist and may increase in the future, which could prevent Telecom Argentina and Nortel from making payments on dividends and liabilities”.

Sofora, as the principal shareholder of Nortel, exercises significant control over matters affecting Nortel.

Sofora is Nortel’s principal shareholder. Sofora owns 100% of the shares of common stock of Nortel, which currently represents 78.38% of the capital stock of Nortel. Sofora is 68% owned by Telecom Italia Group and 32% owned by W de Argentina — Inversiones.

Through their ownership of Sofora and the Shareholders’ Agreement between them, the Telecom Italia Group and W de Argentina — Inversiones have, as a general matter, the ability to determine the outcome of any action requiring our shareholders’ approval, including the ability to elect a majority of directors and members of the Supervisory Committee. In addition, we have been informed that, pursuant to the shareholders’ agreement entered into between the Telecom Italia Group and the Werthein Group, the Telecom Italia Group and W de Argentina — Inversiones have agreed among themselves to certain matters relating to the election of directors of Nortel, Telecom and Sofora and have given W de Argentina — Inversiones veto power with respect to certain matters relating to us. See “Item 7—Major Shareholders and Related Party Transactions—Shareholders’ Agreement.”

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

Nevertheless, all related parties’ transactions were made on an arm’s-length basis and those which exceed 1% of the shareholders’ equity of Nortel and Telecom are subject to a prior approval process established by Decree No. 677/01, which was replaced on January 28, 2013 by Law No. 26,831, and require involvement of the Audit Committee and/or an opinion of two independent valuation firms as well as subsequent approval by the Board of Directors to verify that the agreement could reasonably be considered to be in accordance with normal and habitual market practice. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Holders of Series B ADSs may not be able to exercise their preemptive rights should Nortel issue additional shares of common stock.

The terms and conditions of the Series B Preferred Shares include preemptive rights to holders of the Series B Preferred Shares which require Nortel to offer holders of the Series B Preferred Shares the right to purchase a sufficient number of the Series B Preferred Shares to maintain their existing ownership percentage if Nortel issues additional shares of common stock. United States holders of Series B ADSs will not be able to exercise through Morgan Guaranty Trust Company, as Depositary (the “Depositary”), the preemptive rights for Series B Preferred Shares underlying their Series B ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirement thereunder is available. Nortel intends to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement as well as the indirect benefits to it of enabling the holders of Series B ADSs to exercise preemptive rights and any other factors Nortel considers appropriate at the time. No assurance can be given that any registration statement would be filed. To the extent holders of Series B ADSs are unable to exercise their preemptive rights because a registration statement has not been filed and no exemption from such registration requirement under the Securities Act is available, the Depositary would sell such holders’ preemptive rights and distribute the net proceeds thereof to the holders of Series B ADSs, and such holders’ equity interest in Nortel would be proportionately diluted. The Depositary, after consultation with Nortel, has discretion to determine the procedure for making rights available to holders of Series B ADSs or for disposing of such rights and making the net proceeds available to such holders. If by the terms of a rights offering or for any other reason the Depositary may not make such rights or net proceeds available to any holder of Series B ADSs, the Depositary may allow the rights to lapse.

Fluctuations in Nortel’s share price depend on various factors, some of which are outside of our control.

The market price of our shares is subject to change due to various factors which are outside of our control such as changes in market expectations, changes in the economic, financial and political situation of Argentina and changes in measures used by investors or analysts to value our stock or market trends unrelated to our performance and operations. We cannot predict when such external factors will affect our stock price or whether their effects will be positive or negative.

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

Rate restrictions for regulated services may continue for a number of years and may affect revenues from fixed-line and other services. While Telecom Argentina intends to continue to strive to control operating costs and capital expenditures and improve productivity, these efforts has not offset the significant decline in profit margins and operating results that resulted from mandatory rate freezing and the increase in costs due to high levels of investment in capital expenditures and higher operating costs.

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

Nortel owns all of Telecom Argentina’s Class A shares of common stock (51% of Telecom Argentina’s total capital stock) and approximately 7.64% of Telecom Argentina’s Class B shares of common stock (3.74% of Telecom Argentina’s total capital stock) which, in the aggregate, represents approximately 54.74% of Telecom Argentina’s total capital stock as of the date of this Annual Report. Telecom Argentina is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of Telecom Argentina’s capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders. In addition, the Telecom Italia Group and W de Argentina — Inversiones (a company that is part of the Argentine Werthein Group) are each required to maintain direct ownership of at least 15% of the common stock of Sofora.

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

Telecom competes with licensed provider groups, composed of, among others, independent fixed-line service providers, mobile and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina. As of December 31, 2012, more than 1000 licenses for local and/or long distance services, payphones and Value Added Services had been granted since the end of the exclusivity period.

Internet and mobile services, which Telecom expects will continue to account for an increasing percentage of Telecom’s revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the fixed telecommunications market, Telecom must invest in its fixed-line network and information technology. Specifically, in the Internet services market, Telecom must constantly upgrade its access technology and software in order to increase the speed, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of its services. Also, to remain competitive in the mobile telecommunications market, Telecom must enhance its mobile networks by expanding its network infrastructure and extending 3G (and HSPA+) technology and bandwidth in mobile data transmission. In addition, a key factor for Personal’s competitiveness is to be awarded with new mobile frequency bands. Future technological developments may result in decreased customer demand for certain of its services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

Telecom also anticipates that it will have to devote significant resources to the refurbishment and maintenance of its existing network infrastructure to comply with regulatory obligations particularly regarding fixed-line services and to remain competitive with the quality of its services in both Internet and mobile business. Telecom also expects to continue to devote resources to customer retention and loyalty in such segments.

As a result of the implementation of the Number Portability regulation that took place in March 2012 for the Personal Mobile Service segment, there was an increase in competition among service providers, also there were higher customer retention costs and increased churn amongst high value customers in the Argentine mobile market. This increased competition is expected to continue.

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

Telecom also expects that the level of competition in its markets will continue to increase in the future, particularly as a result of the emergence of the operator Argentine Satellite Solution Corporation S.A. (“ARSAT” — a company wholly owned by the Argentine Government) which could initially result, among other things, in a decline in governmental agency customers regarding fixed and mobile services due to a potential preference of public entities to hire ARSAT. Competition is and will continue to be affected by its competitors’ business strategies and alliances. Accordingly, Telecom may face additional pressure on the rates that it charges for its services or experience a loss of market share of fixed and mobile services. In addition, the general business and economic climate in Argentina may affect Telecom and its competitors differently; thus its ability to compete in the market could be adversely affected.

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

Changes in the laws and regulations of the Argentine mobile industry, or restrictions on rate increases could adversely affect Personal.

The Argentine mobile industry is currently subject to an important set of regulations that has enabled the development of a highly competitive and intense capital expenditure environment. Notwithstanding that, in the last few years several bills were introduced in the Argentine Congress proposing a substantial change through the declaration of the mobile industry as a “public service” which could result in deeper and specific regulations regarding rates, quality of service, coverage areas or other core aspects of our business. Other bills were also presented in the Congress proposing changes to specific rules that regulate Personal’s services, such as changes in billing processes and customer service. In December 2012, a bill proposing that remaining unused credit should be available for 180 days before expiration, achieved Lower Chamber approval and, if adopted by the Senate in 2013, it may become law, which could have an adverse effect on Personal’s operations, financial situation, results of operations and cash flows.

We cannot assure that similar initiatives will not be proposed in the future and will not obtain the approval of the National Congress.

In addition, in early 2013 the Argentine government adopted certain initiatives in order to reduce current inflation rates, including price agreements with certain non-regulated sectors such as supermarkets and retailers. In this context and taking into account the current situation of the mobile telecommunications market, Personal could not implement the rate increases announced at the end of 2012 (to be effective as from March 2013) for postpaid and “cuentas claras” customers. Although mobile telephony is a non rate regulated industry, we cannot predict whether current or new factors —including governmental initiatives in order to reduce inflation rates— would negatively impact Personal’s ability to apply rate increases, thus negatively affecting the profit margins and the level of cash flows.

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

The launch of the auction to reassign the 850 MHz and 1900 MHz frequency bands returned by Telefónica Móviles Argentina S.A. was postponed several times. Finally, the auction was launched by Resolution No. SC 57/11.

Personal took part in the spectrum auction process and expected to acquire additional spectrum to complete its “Spectrum cap” throughout Argentina, but, on September 5, 2012, Personal was notified of SC Resolution No. 71, by which, as provided for in Article 10 of the List of Conditions, the auction approved by SC Resolution No. 57/11 was canceled for reasons of opportunity, merit and convenience of the Argentine Government. As part of that process, the CNDC issued an opinion as requested by the SC, by which it recommended against assigning additional frequency bands that were subject to auction to Personal — regardless of the cap established by the regulatory authority — in order to avoid the risks that such additional spectrum could cause.  However, this recommendation was not considered in evaluating Personal’s background in the auction nor in the reasons for cancelling the auction.  Personal believes that the grounds of this opinion are clearly contrary to the current regulatory framework and to the previous actions of the Government.

By Presidential Decree No. 2426/12 issued in December 2012, the current spectrum and telecommunication license general regulation was modified to allow the SC to allocate spectrum directly to Government organizations (or organizations where the state is the main owner) without proceeding with a public auction as was required before this modification. It also mandates the SC to allocate the spectrum from the recently cancelled auction (which represents approximately 20% of current mobile spectrum available) to Argentine Satellite Solution Corporation S.A. (“ARSAT” — a company wholly owned by the Argentine Government). See “Item 4—Information on the Company—Regulatory Framework—Regulatory Bodies and General Legal Framework” in the Telecom Form 20-F for a description of the dispositions of Decree No. 2426/12.

In December 2012 the President announced the launching of a new state owned mobile service branded “libre.ar”. The business plan has not been presented and details of these operations were not disclosed yet.

The government’s dual-role, as both regulator and competitor, represents a significant change in the mobile industry. We cannot assure that it could not open several risks to Personal’s business including possible adverse changes in the regulatory framework and the current market rules. The lack of allocation of additional frequency bands is negatively affecting the quality of service of all the Argentine mobile operators and the evolution of the sector. It could also adversely affect Personal’s competitive position and may require higher capital expenditures for Personal to continue providing high quality mobile services to its customers. See “Item 4—Information on the Company—Regulatory Framework—Other Regulations—Regulations Applicable to PCS Services” in the Telecom Form 20-F for a detailed description of Personal’s license.

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

Operational risks could adversely affect Telecom Argentina’s reputation and its profitability.

Telecom Argentina faces operational risks inherent in its business, including those resulting from inadequate internal and external processes, fraud, employee errors or misconduct, failure to comply with applicable laws, failure to document transactions properly or systems failures. In addition, unauthorized access to Telecom Argentina’s information systems or institutional sites could cause the loss or improper use of confidential information, unauthorized changes in Telecom Argentina’s information and network systems or alterations to Telecom Argentina’s information published on these sites. These events could result in direct or indirect losses, technical failures in Telecom Argentina’s ability to provide its services, inaccurate information for decision making, adverse legal and regulatory proceedings, and harm its reputation and operational effectiveness, among others.

Telecom Argentina has risk management practices at the highest levels designed to detect, manage and monitor the evolution of these kind of operational risks, and for this purpose it established a Risk Management Committee in September 2012.

However, there is no guarantee that these measures will be successful in effectively mitigating the operational risks that Telecom Argentina faces and such failures could have a material adverse effect on its results of operations and could harm its reputation.

Telecom’s operations and financial condition could be affected by union negotiations.

In Argentina, labor organizations have substantial support and have considerable political influence. In recent years, the demands of Telecom’s labor organizations have increased mainly as a result of the increase in the cost of living (which was affected by increased inflation) and a decline in the population’s purchasing power.

In addition to the recategorization process executed in 2012 for Telecom Argentina’s nonunionized employees, certain labor organizations have advocated that some of Telecom’s nonunionized employees should be represented by trade unions. Unions have also requested that we delegate currently outsourced tasks to Telecom’s employees.

If the number of employees covered by trade unions increases or Personal’s employees (currently included in the collective bargain agreement of the Argentine Federation of Commercial and Service Employees “FAECyS”) are included in the new collective bargain agreement for the mobile industry, this could result in reduced flexibility in our relationship with Personal’s employees and increased costs, including the higher compensation that Telecom may need to pay. See “Item 6—Directors, Senior Management and Employees—Employees and Labor Relations.” See “Item 6—Directors, Senior Management and Employees—Employees and Labor Relations” in the Telecom Argentina Form 20-F incorporated herein by reference.

The Argentine government may order salary increases to be paid to employees in the private sector or changes in labor regulations, which would increase Telecom’s cost of doing business.

The Argentine government has in the past and may in the future promulgate laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees (including higher levels of severance payments to former employees dismissed without proper cause). Telecom cannot guarantee that the government will not adopt measures, as it did in the past, which will increase salaries or require Telecom to provide additional benefits, which would increase Telecom’s costs and, among other things, in the absence of an adjustment of regulated rates in our fixed services segments, continue reducing Telecom’s profit margins.

Moreover, there are certain bills pending in the Argentine Congress regarding modifications to labor regulations, such as increasing severance payments or considering amounts paid to employees that are currently not subject to social security contributions as part of the normal and usual employees’ salaries, increasing liability of the companies for the contractor’s and sub-contractor’s employees in outsourced tasks and the implementation of a regime that would entitle employees to participate in the profits of companies that employ them.

If such bills are approved, the modifications in current labor regulations and conditions could materially impact Telecom’s relationship with its employees by increasing the labor cost and in some cases decreasing the flexibility to provide services to its clients.

The Regulatory Authorities may impose increased penalties on Telecom Argentina and Personal

The Regulatory Authorities have increased the number of cases and the amount of fines applied to Telecom Argentina mainly in connection with alleged delays in the fixed lines installation and maintenance of services. Additionally, the Regulatory Authorities have initiated different administrative procedures against Telecom Argentina and Personal related to temporary interruptions of services caused by different incidents. Lately the Authorities have threatened Telecom Personal with the applications of fines and the obligation to pay compensation to the clients involved. In many of these cases, we believe that the Authorities are misinterpreting of the legal framework of our telecommunication license or exceeding the legal terms of the service provision. Final administrative nor judicial decisions on these cases have not been made yet. We cannot foresee whether the Regulatory Authorities based on the increased number of administrative complaints will seek to apply significant sanctions to Telecom Argentina or Telecom Personal, any of which could have an adverse effect on Telecom Argentina or Personal´s operations, financial situation, results of operations and cash flows.

Telecom is involved in various legal proceedings which could result in unfavorable decisions and financial penalties for Telecom.

Telecom is party to a number of legal proceedings, some of which have been pending for several years. Telecom cannot be certain that these claims will be resolved in its favor. Responding to the demands of litigation may divert Management’s time, attention and financial resources.

In addition, in recent years, certain changes in the treatment of employment matters under Argentine law have created new incentives for individuals to pursue employment-related litigation in Argentine courts. These changes include holdings that an employee of a contractor or subcontractor may file a direct action against the company contracting the work, that any cap on severance pay in cases of dismissal without cause is unconstitutional, that an employee may bring a civil action in the event of an occupational accident, and that an employee can bring a lawsuit against the employer because of changes in working conditions. Additionally, Telecom is exposed to claims of employees of contractors and subcontractors and commercial agents claiming direct or indirect responsibility of Telecom based on a broad interpretation of the rules of labor law.

Also, Telecom is subject to various lawsuits initiated by some employees and former employees who claim wage differences caused by the impact of the concepts “non-remunerative sums (amounts not subject to social security contributions)” and “food vouchers” over the settlement of items such as overtime, productivity, vacation, supplementary annual salary and other additional benefits provided by the Collective Bargaining Agreement and, in certain cases, have obtained favorable rulings for these claims. Additionally, Telecom Argentina cannot assure that after the recategorization process executed by Telecom Argentina in 2012 as a result of the agreements reached with the labor organizations, individual employee claims will not be filed regarding such recategorization process.

In the past, Personal was subject and currently is subject to claims by former representatives (commercial agents) who end their business relationship by making claims for reasons that are not always justified by contract terms.

As a result, Telecom Argentina and Personal may face increased risk of employment and commercial litigation. If this occurs, we cannot guarantee that it will not have an adverse effect on our results of operations, financial condition and cash flows, despite the provisions that Telecom has recorded to cover from these matters, as it is described in “Item 8—Financial Information—Legal Proceedings” in the Telecom Argentina Form 20-F incorporated herein by reference.

The Argentine National Communications Commission (Comisión Nacional de Comunicaciones or “CNC”) regulates telecommunications services in Argentina and in its capacity is empowered to apply economic sanctions against licensees for breaches of the current regulatory framework. Recently, there has been a growing trend of imposing sanctions on Telecom Argentina for technical reasons, mainly related to the delay in repairing defective lines and / or installing new lines. In addition, there was an increased number of sanctions on Telecom Argentina and Personal regarding service failures. Although penalties are appealed in the administrative stage, if the appeals are not solved in its favor in the administrative or judicial stage, or the penalties imposed by the CNC increased, it could have an adverse effect on our financial situation, results of our operations and cash flows.

In 2009, the environmental agency required Telecom Argentina to be registered in the National Registry of Generators and Operators of Hazardous Waste as a result of alleged problems with its liquid drainage at an underground chamber (as it had been previously required to do in 1999). This registration would require Telecom

Argentina to pay an annual fee calculated in accordance with a formula that takes into consideration the extent of the hazard and the quantity of the waste. Telecom Argentina filed a request for administrative review seeking to obtain rejection of the environmental agency’s ordinance. Telecom cannot guarantee that the rejection will be obtained.  In addition, changes in environmental legislation or the evolution of products and services we offer could require Telecom Argentina to be registered in the National Registry of Generators and Operators of Hazardous Waste. In that case or if the rejection of the environmental agency’s ordinance is not obtained, Telecom Argentina would face increased costs which may include retroactive fees.

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

Telecom Argentina and Personal have received several customer complaints in connection with the provisions of the Consumer Protection Act that were filed with different law enforcement bodies (national, provincial or municipal). In the last few years there was also an increase in legal actions brought by consumer associations. See “Item 8—Financial Information—Legal Proceedings—Civil, commercial, labor, regulatory, tax and other matters proceedings—General Proceedings—Consumer Trade Union Proceedings.” in the Telecom Argentina Form 20-F incorporated herein by reference.

This situation may entail risks for Telecom Argentina and Personal concerning, among others, the prices charged for their services or the obligation to return amounts charged for their services. If such were the case, any of such consequences could have an adverse effect on Telecom’s financial situation, results of operations and cash flows.

The BCRA has imposed restrictions on the transfer of funds outside of Argentina in the past; some restrictions currently exist and may increase in the future, which could prevent Telecom Argentina and Nortel from making payments on dividends and liabilities.

In the past, the Argentine government has imposed a number of monetary and currency exchange control measures, including temporary restrictions on the free availability of funds deposited with banks and restrictions or limitations on the access to foreign exchange markets and transfers of funds abroad, including for purposes of paying principal and interest on debt, trade liabilities to foreign suppliers and dividend payments to foreign shareholders. Between the end of 2001 and 2002, the Argentine government implemented a unified exchange market (Mercado Único y Libre de Cambiós — MULC) with significant regulations and restrictions for the purchase and transfer of foreign currency.

Since late 2011 the Argentine government implemented a series of measures aimed to increase controls on the foreign trade and capital flows. To that effect, certain measures were implemented to control and limit the purchase of foreign currency, such as the prior approval of the AFIP for any purchase of foreign currency made by private companies and individuals for saving purposes. In addition, the BCRA expanded the controls and measures to make payments abroad accessing the local foreign exchange market, regarding trade payables and financial debt, and also established demanding procedures that must be met to pay certain trade payables with related parties. Although there are no regulations that prohibit making dividend payment to foreign shareholders, in practice authorities have substantially limited any purchase of foreign currency to pay dividends since these exchange controls were implemented. There can be no assurance that the BCRA or other government agencies will not increase controls and restrictions for making payments to foreign creditors or dividend payments to foreign shareholders, which would limit our ability to comply in a timely manner with payments related to our liabilities to foreign creditors or non-resident shareholders. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

Pursuing the same objective, in October 2011 Decree No. 1,722 eliminated an exception for oil, gas and mining companies, and thus requires these companies to liquidate all their export receipts in the local foreign exchange market. Moreover, in October 2011 the National Insurance Bureau issued Resolution No. 36,162 imposing the obligation for insurance companies to repatriate all investments and liquid assets allocated outside Argentina. We cannot ensure that similar measures will not be implemented for other private companies or other sectors in the future.

In addition, starting in February 2012 all import operations of goods and services must be filed and approved in advance by AFIP. Such procedure could also negatively affect our supply chain, as some raw materials, equipment and handsets are imported by our suppliers.

For a detailed explanation of risks associated with an investment in Telecom, see “Item 3—Key Information—Risk Factors” in the Telecom Form 20-F included as an exhibit hereto.

ITEM 4.                        INFORMATION ON THE COMPANY

The Company

Nortel Inversora S.A. was organized by a consortium of Argentine and international investors to acquire a controlling interest in the common stock of Telecom as the first step in Argentina’s privatization of its fixed-link public telecommunications services and basic telephone services. See “Item 7—Major Shareholders and Related Party Transactions.” As of December 31, 2012, Nortel owned approximately 54.74% of the common stock of Telecom Argentina. Nortel’s sole substantial activity is owning such stock and its sole substantial source of cash income is cash dividends paid on such stock. (See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series B Preferred Shares—Nortel’s Capital Stock”).

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

Recent Developments

Nortel’s Final Redemption and Cancellation of Series A Preferred Shares. Capital reduction.

The shareholders’ meeting and the Board of Directors’ meeting of Nortel held on June 13 and June 14, 2012, respectively, approved the scheduled redemption of 401,794 Series A Preferred Shares, which at the time represented 100% of the outstanding Series A Preferred Shares, and the consequent capital reduction from P$72,026,490 to P$68,008,550, pursuant to the terms and conditions of issuance of the Series A Preferred Shares. This resulted in the cancellation of all ADRs representing Series A Preferred Shares, which were delisted from the Luxembourg Stock Exchange as of August 15, 2012.

As of the date of this Annual Report no Series A Preferred Shares are outstanding and, consequently, following Nortel’s payment of all accrued Series A dividends, no right to vote or appoint a member of Nortel’s Board of Directors director is held by any preferred shareholder.

Nortel Board of Directors called for the Annual Shareholders’ Meeting

On March 18, 2013, Nortel’s Board of Directors called a shareholders’ meeting to be held on April 26, 2013, to consider among other issues: (i) the allocation of Nortel’s non-appropriated retained earnings as of December 31, 2012 as follows: P$204 million to the constitution of a Special Reserve for implementation of IFRS according to Resolution CNV No. 609/12 and P$1,446 million as a Voluntary Reserve for the Future Dividends, and the authorization of the Board of Directors to approve the timing and amounts to be deducted from the latter Reserve for the purpose of distributing dividends, taking into account Nortel’s future liquidity; (ii) the election of two directors and one alternate director; and (iii) the election of the members of the Supervisory Committee for fiscal year 2013.

Administrative complaints in connection with Telecom Personal’s service cuts

On March 11, 2013, the CNC notified Telecom Personal of an administrative complaint related to a network incident that took place on March 8, 2013, affecting only the 3G service in Buenos Aires City and some clients of few localities in the North Region of the country. The incident lasted only around 2½ hours.

Telecom Personal filed its defenses against such penalty procedures, based on the arguments by which such penalties should be released, but, on April 5, 2013, the CNC notified Telecom Personal a Resolution applying a sanction of P$6 million, and imposing the obligation to repay the sum of P$30 to each affected customer.

The Management of Telecom Personal, with the advice of their legal counsels, believes that there are solid arguments to file defenses against such penalty. However, it cannot be assured that we will have a favorable result in the administrative stage. Otherwise, we cannot assure what actions the company would take to defend its rights at court.

Additionally, on April 4, 2013, the CNC notified Telecom Personal of an administrative complaint related to a network incident that took place on April 2, 2013, and affected the provision of the services in the City of La Plata, due to the floods resulting from the devastating storm that occurred across the city on that day.

Telecom Personal will file its defenses against such penalty procedure, based on the arguments by which such penalties should be released.

Telecom Argentina Board of Directors called for the Annual Shareholders’ Meeting

Telecom Argentina’s Board of Directors, at their meeting held on March 18, 2013, called a shareholders’ meeting to be held on April 23, 2013, to consider among other issues: (i) the allocation of Telecom Argentina’s non-appropriated retained earnings as of December 31, 2012 as follows: P$153 million to the legal reserve; P$351 million to the constitution of a Special Reserve for implementation of IFRS according to Resolution CNV No. 609/12; P$1,000 million as a Reserve for future dividends in cash; P$1,200 million to the constitution of a voluntary reserve for investments in own shares and P$351 million to a voluntary reserve for future capital expenditures; (ii) The election of directors and alternate directors for a three years term; and (iii) The election of members of the Supervisory Committee for the year 2013 and their appointment.

SC Resolution No. 1/13

On April 8, 2013, the SC Resolution No. 1/13 was published in the Official Bulletin, establishing that all mobile operators should guarantee the service provision, even in emergencies or catastrophe situations, in which case the normal service provision should be restored in a maximum term of 1 hour. Mobile operators, must, in all cases, prioritize the access to emergency services in the affected areas. Moreover, Resolution No. 1/13 requires that mobile operators present within 45 days a contingency plan that includes, among other things, an equipment replacement system or redundance system in order to assure the service continuity. As of the date of this Annual Report, Personal is analyzing the effects that this new resolution could have in its operations, financial situation and cash flows, as well as the actions that could be taken.

Personal Annual Shareholders’ Meeting

Personal’s shareholders, at their meeting held on April 10, 2013, approved, in accordance with the requirements established by Resolution No. 593/11 and No. 609/12 (See “Item 8—Financial Information—Dividend Policy” in the Telecom Form 20-F attached as an Exhibit hereto) among other items, the allocation of retained earnings as of December 31, 2012 as follows: (i) the constitution of a Special Reserve for implementation of IFRS according to Resolution CNV No. 609/12 by P$405 million, (ii) the constitution of a voluntary reserve for the finance of working capital and capital expenditures in Argentina by P$233 million and (iii) the allocation of P$1,950 million to the reserve for future cash dividends. The shareholders also approved the delegation of authority in Personal’s Board of Directors to determine the amount, time, terms and conditions to allocate the reserve for future cash dividends and the reserve for the finance of working capital and capital expenditures in Argentina.

Acquisition Financing

To finance its acquisition of Telecom, Nortel incurred approximately US$202.4 million of debt (which was fully repaid in 2001) and issued the Series A Preferred Shares with a subscription price of US$713 million and the Series B Preferred Shares with a subscription price of US$433 million. Until their final redemption on June 14, 2012, the Series A Preferred Shares paid a dividend of 6% per annum (“Base Dividend”).

In addition, beginning with the Nortel fiscal year commencing on January 1, 1994 and for each fiscal year thereafter for which liquid and realized profits were legally available for distribution after payment of the Base Dividend, holders of Series A Preferred Shares were to receive an additional dividend calculated based on the Distributable Return on Equity (“DROE”) of Telecom Argentina, if the DROE was higher than 10%. The Series A Preferred Shares were scheduled to be redeemed in ten equal annual installments of their subscription price commencing in 1998. The redemption payments were to be made exclusively with funds out of liquid and realized profits and/or distributable reserves. Any redemption payments not declared nor paid by Nortel when due bore interest, at LIBOR, from the due date until the actual payment date.

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom Argentina on the Class A and Class B Shares owned by Nortel. On January 26, 2001 and May 4, 2001, Nortel paid the fourth and fifth installments of the scheduled redemptions of Series A Preferred Shares in a nominal amount at the dates of payment of approximately P$55.1 million and P$14 million, respectively (the latter, corresponding to the proportional amount for the three month period ended December 31, 2000). Because Telecom Argentina did not pay dividends for fiscal years 2001-2008, Nortel was unable to make any dividend payments or pay the required amortization on its Series A Preferred Shares for the fiscal years ended December 31, 2001-2009. Since Telecom Argentina made dividend distributions for the fiscal years ended December 31, 2009 (of approximately P$1,053 million), December 31, 2010 (of approximately P$915 million) and December 31, 2011 (of approximately P$807), Nortel was able to make various dividend, amortization and settlement payments for the fiscal years ended December 31, 2010 (of approximately P$1,016 million) and December 31, 2011 (of approximately P$476), thus paying all accrued and unpaid amortization and dividends on the Series A Preferred Shares and causing the final redemption and cancellation of such shares. In addition, the liquidity obtained from Telecom Argentina’s payment of dividends for the fiscal year ended December 31, 2011 allowed Nortel to make available (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2011 of approximately P$5.39 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2011 of approximately P$5.61 million. On March 18, 2013, Telecom Argentina’s Board of Directors called a shareholders’ meeting to be held on April 23, 2013, to consider among other issues the allocation of Telecom Argentina’s non-appropriated retained earnings as of December 31, 2012. Telecom Argentina’s Board proposed to allocate P$1,000 million as a Reserve for Future Dividends in Cash and to authorize the Board of Directors to approve the reduction of such Reserve for the purpose of distributing dividends in cash. On the same day, Nortel’s Board of Directors called a shareholders’ meeting to be held on April 26, 2013, to consider among other issues the allocation of Nortel’s non-appropriated retained earnings as of December 31, 2012. Nortel’s Board proposed to allocate P$1,466 million as a Voluntary Reserve for the Future Dividends and to authorize the Board of Directors to approve the timing and amounts to be deducted from such Reserve for the purpose of distributing dividends, taking into account Nortel’s future liquidity.

Nortel’s failure to pay the Series A dividends due to the lack of liquid and realized profits and/or distributable reserve, triggered the right of the holders of Series A Preferred Shares to exercise their voting rights and to appoint a member of Nortel’s Board of Directors. Nortel’s failure to cause Telecom Argentina to comply with the financial ratio covenant contained in the terms and conditions of the Series A and Series B Preferred Shares also triggered the right of the Series A and Series B shareholders to exercise their voting rights and to appoint a member of Nortel’s Board of Directors. Since December 31, 2006 such ratio no longer exceeded 1.75:1 and as a result, Series B Preferred Shareholders did not have director voting rights in fiscal years 2007-2012 and will not have such rights in 2013. The Series A shareholders retained their right to appoint a member of Nortel’s Board of Directors as a result of the non-payment of the Series A dividends until June 29, 2012, when all accrued Series A dividends were made available by Nortel to the Series A Preferred Shareholders, following the final redemption of the Series A Preferred Shares. On such date, Javier Errecondo and Saturnino Jorge Funes, who had been appointed as Director and Alternate Director, respectively, by a Special Meeting of the Series A Preferred Shareholders on April 7, 2011, ceased to occupy their positions.

Pursuant to the Public Emergency Law, the unpaid dividends and outstanding installments for the redemption of Series A preferred shares were “pesified” at the exchange rate of P$1.00 = US$1.00 plus the adjustment coefficient set forth by Decree No. 214/02, also known as “CER.”

Holders of Series B Preferred Shares are entitled to a dividend in an amount equal to 48.96% of the earnings of Nortel legally available for distribution in any fiscal year. Under the Argentine Corporations Law, dividends can be lawfully paid and declared only out of the Company’s realized and liquid profits subject to the decision of the Shareholders’ Meeting. See “See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series B Preferred Shares—Nortel’s Capital Stock—Dividends”. Due to the Series A Preferred Shares’ final redemption on June 14, 2012, such dividend is no longer subject to a provision for payments of amounts due to the Series A Preferred Shares. The Series B Preferred Shares are not redeemable.

Nortel is unable to predict whether Telecom will be able to make any additional dividend payments. Please see “Item 3—Key Information—Risk Factors” in this Annual Report and in the Telecom Form 20-F attached as an Exhibit hereto.

Relationship between Nortel and Telecom

As of December 31, 2012, Nortel owns 502,034,299 of Telecom Argentina’s Class A shares of common stock, nominal value P$1.00 per share (the “Series A Shares”), representing 100% of Telecom Argentina’s issued and outstanding Class A Shares and 51% of Telecom Argentina’s total capital stock, and 36,832,408 of Telecom Argentina’s Class B Shares, nominal value P$1.00 per share, representing approximately 7.6% of Telecom Argentina’s issued and outstanding Class B Shares and approximately 3.74% of Telecom Argentina’s total capital stock. Pursuant to the Privatization Regulations and the terms and conditions of the Transfer Agreement, Nortel is required to own all of Telecom Argentina’s Class A Shares unless the Regulatory Bodies otherwise agree. See “Item 4—Information on the Company—Regulatory Framework” in the Telecom Form 20-F included as an exhibit hereto and “Item 7—Major Shareholders and Related Party Transactions.” Nortel is not required by the Privatization Regulations to own any of Telecom Argentina’s Class B Shares.

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

Nortel’s principal shareholder is Sofora Telecomunicaciones S.A., or Sofora. Sofora owns approximately 78.38% of Nortel’s capital stock as of the date of this report. Sofora is 68% owned by the Telecom Italia Group and 32% owned by W de Argentina — Inversiones, a holding company incorporated in the Kingdom of Spain and a company of the Werthein Group. On the Transfer Date, Telecom Italia and Finance Cable et Radio S.A. (“FCR”), a subsidiary of France Telecom S.A., were jointly designated as operators of Telecom Argentina. The Telecom Italia Group was Telecom Argentina’s exclusive operator from December 2003 until October 2010. On October 13, 2010, the SC issued Resolution No. 136/10 which, among other issues, authorized the change of control of Telecom Argentina and Personal resulting from the TI-W Transaction. On the same Resolution, the legal figure of the “Operator” included in the List of Conditions, Decree No. 62/90 as amended, was left without effect with respect to Telecom Argentina. See “Item 7—Major Shareholders and Related Party Transactions—“Telco” and “TI-W” Commitments.”

Regulatory Framework

The telecommunications industry in Argentina is subject to extensive regulation. For more information on the regulatory framework within which Telecom operates, see “Item 4—Information on the Company—Regulatory Framework” in the Telecom Form 20-F included as an exhibit hereto.

DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT OF 2012 (ITRSHRA)

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose in its annual or quarterly reports filed with the SEC whether the issuer or any of its affiliates has knowingly engaged in certain activities, transactions or dealings with the Government of Iran, relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the annual or quarterly report. Disclosure is required even when the activities were conducted outside the United States by non-U.S. entities and even when such activities were conducted in compliance with applicable law.

In accordance with our Code of Ethics and Conduct, we seek to comply with all applicable laws.

See “Item 4—Information on the Company—Regulatory Framework—Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRSHRA)” in the Telecom Form 20-F attached as an exhibit and incorporated by reference hereto.

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

Management Overview

The Telecom Group ended the 2012 fiscal year in a solid financial situation as well as with a strong market position. The Telecom Group has continued to expand its Internet accesses base, reaching 1.6 million fixed Internet accesses, and its mobile subscribers base, reaching 21.3 million mobile subscribers (including Personal and Núcleo). To promote the expansion of business total additions in PP&E and intangible assets amounted to P$3,416 million in 2012, representing 15% of consolidated total revenues in 2012.

Telecom is considered one of the leading companies in the Argentine telecommunications sector. The Company has attained this position without neglecting its commitment to generate economic value for its shareholders, demonstrating good performance in terms of revenues and profitability. Telecom Argentina had consolidated net financial assets of P$3,648 million as of December 31, 2012, compared to consolidated net financial assets of P$2,684 million and P$1,224 million as of December 31, 2011 and 2010, respectively. The strong cash flow generation has allowed Personal and Telecom Argentina to maintain the high level of capital expenditures and has allowed Telecom Argentina to pay P$807 million in cash dividends during 2012 without incurring any financial indebtedness.

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

Continuing the trend of prior years, revenues in 2012 grew by 20% compared to 2011, reaching P$22,117 million, and grew by 26% in 2011 compared to 2010, reaching P$18,498 million. Operating income before depreciation and amortization in 2012 increased P$577 million as compared to 2011, reaching P$6,570 million (equivalent to 30% of total revenues), while in 2011 it increased P$1,126 million as compared to 2010, reaching P$5,993 million (equivalent to 32% of total revenues). Operating income increased P$109 million in 2012 as compared to 2011, reaching P$3,966 million (equivalent to 18% of total revenues) while in 2011 it increased P$695 million as compared to 2010, reaching P$3,857 million (equivalent to 21% of total revenues). Net income increased P$190 million in 2012 as compared to 2011, reaching P$2,732 million (equivalent to 12% of total revenues), while it increased P$593 million in 2011 as compared to 2010, reaching P$2,542 million (equivalent to 14% of total revenues).

Telecom’s results of operations continue to be affected by the Pesification and freeze of regulated rates in the Fixed Services segment and macroeconomic factors. For a discussion of these and other factors that may affect our results of operations. See “—Years ended December 31, 2012, 2011 and 2010—Factors Affecting Results of Operations” and “—Trend Information” below.

For a detailed analysis of Telecom’s results of operations for fiscal year 2012, see “—Years ended December 31, 2012, 2011 and 2010” below.

Economic and Political Developments in Argentina

In the second half of 2001 and through the first half of 2002, Argentina experienced a deep economic recession together with an overwhelming financial and political crisis. The rapid and radical nature of changes in the Argentine social, political, economic and legal environment created a very unstable macroeconomic environment. In January 2002, the Argentine government abandoned the Convertibility regime which had fixed the peso/U.S. dollar exchange rate at 1:1 and adopted emergency economic measures which converted and froze Telecom Argentina’s rates for the voice-regulated services in the Fixed Services segment into pesos at a 1:1 peso/U.S. dollar ratio (referred to herein as “Pesification”), among other measures. Capital outflows increased sharply, leading to a massive devaluation of the peso and an upsurge in inflation. By the end of 2002, the peso had devalued by 237% (having devalued 280% as of June 30, 2002) while the wholesale price index increased 118% and the consumer price index increased 41%.

After the abovementioned crisis, the Argentine economy began a new period of rapid growth. Argentina’s GDP increased for six consecutive years, from 2003 to 2008, at an average rate of 8.5%. However, the international financial crisis affected the country decreasing its growth rate significantly to 0.9% in 2009. Throughout 2010 and 2011, the economy showed a rapid and strong recovery growing at a 9.2% and 8.9% annual rate respectively, but in 2012 a slowdown affected the economy. Inflation emerged as a main concern for the economy. According to official statistics reported by the INDEC, the consumer price index rose, 7.7% in 2009, 10.9% in 2010,9.5% in 2011 and 10.8% in 2012, while the wholesale price index increased 10.0% in 2009, 14.6% in 2010,12.7% in 2011 and 13.1% in 2012. Nonetheless, since 2007, the public credibility of the INDEC as a reference for reporting Argentine economic statistics has been challenged. For further detail regarding Argentine economic conditions see “Item 3—Key Information—Risk Factors—Risks relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.”

During the period between 2005 and 2007, the peso remained relatively stable against the U.S. dollar, with US$1.00 trading within a range of P$2.86 to P$3.16. However, the international financial crisis created uncertainty that affected the Argentine exchange rate, as reflected by a peso/dollar exchange rate increase of 9.5% and 10.1% per year in 2008 and 2009, respectively. The peso/dollar exchange rate was relatively stable in 2010 and 2011, ending 2010 at P$3.98 per US$1.00 and 2011 at P$4.30 per US$1.00, increasing 4.7% and 8.0% respectively. In 2012, the pace of peso devaluation accelerated to 14.4% and the official exchange rate ended the year at a P$4.92 per US$1.00. Increasing restrictions on the foreign exchange (“FX”) market has been established, and an authorization from the “AFIP” (National Tax Authority) is now required to access the FX market to acquire foreign currencies. These restrictions intensified the gap between the FX rate and the implicit FX rate, reached through the valuation of securities trading in the local market in pesos and those trading in an external market in other currency.

After a vigorous growth in 2010—2011, several factors influenced the slowing in the Argentine economy in 2012. The global economy did not expand as strong as expected, and financial volatility continued at high levels. Locally, key agricultural sectors suffered from a heavy drought, reducing production and Argentine’s exports. Investment levels were hit by import restrictions and by a significant deterioration in the construction sector, mainly due to the increasing restrictions in the FX market, disturbing the normal functioning of the housing market. Private consumption remained positive, although growing at a much slower pace. In the second half of the year, the economy started showing some signs of recovery, ending 2012 with an economic growth of 1.9% over 2011.

The most important factors for the economy in 2012 can be summarized as follows:

•                  The fiscal and debt difficulties in developed countries continued affecting global growth and financial stability. Particularly, in the euro area, the return to recovery after a protracted contraction is delayed, while developing countries showed a less dynamic level of growth. On the other hand agricultural commodities prices reached high levels, mainly due to climatic problems across the globe, giving support to the already reduced Argentine crop harvest. The Brazilian economy suffered a significant deceleration that reduced imports from Argentine products by 1.2% year-on-year.

•                  Private consumption still remained positive and continued moving the demand forward, although slower than previous years, due to lower consumer confidence. Consumption was encouraged mainly by expansive fiscal policies and lax monetary policy that maintained real interest rates at low levels and promoted consumption. On the other hand, investment levels were affected by uncertainties in the access to the FX market and by limitations on equipments and parts purchased from abroad. Inflation remained high and, according to INDEC, the annual inflation as of December 2012 was 10.8%, which is substantially lower than private estimates.

•                  Argentine international commerce contracted in 2012, due to lower levels of exports of 3%, amounting to US$ 81.2 billion and reduced imports of 7%, totaling US$68,5 billion. As a result, the trade balance totaled US$12.7 billion increasing 27% over 2011. The strong drought affected agricultural production and its exports, while industrial exports dropped 4% year over year, mainly due to a weaker demand from the Brazilian economy. The imports reduction is due to the lower levels of investments and the decelerated economic growth.

•                  Expansive fiscal spending continued through 2012, growing by 31%. Despite efforts to cap public subsidies and transfers to the provinces, the increase on public social spending contributed to record high spending as a percent GDP. Fiscal revenues expanded 30% over 2011, due to a slowing economy and diminished export taxes, which helped to reach the first non-Financial Public Sector deficit in decades, of 4.4 billion pesos or 0.2% of GDP. When public debt services (interests and GDP Warrants) are considered the Fiscal Deficit reached 55.6 billion pesos, close to 2.5% in GDP terms. A significant portion of government revenues were obtained from transfers from the Central Bank and the National Pension Funds.

•                  The official exchange rate slightly accelerated through 2012 with depreciation of 14.4%, ending 2012 at P$4.92 per US$1.00 dollar. The BCRA intervened in the exchange market acquiring and selling foreign currency when supply and demand grew strongly, avoiding a nominal appreciation or depreciation and reducing the volatility on the exchange rate. The Government continued implementing measures to increase control over the exchange market, such as the need for prior authorization from the tax authorities (“AFIP”) when acquiring foreign currency in the market. The new restrictions deepened the gap between the official FX rate and the implicit FX rate already mentioned.

•                  Monetary indicators continued to show signs of expansion; the monetary base rose 38% in 2012. This expansion was mainly driven by increasing assistance from the Central Bank to the National Treasury and the Central Bank’s positive net purchases of foreign currencies in the exchange market, part of which were then transferred to the national government to serve service the national debt. Private deposits in pesos rose 41% annually, helped by the growth in time deposits, on the contrary deposits in dollars decreased 35% when compared to the end of 2011. As a result, interest rates on placements (Private Badlar rate) performed at an average rate of 14%. Despite the economic slowdown, loans granted in pesos continued expanding due to the high liquidity of the financial system and BCRA initiatives to foster lending, thus encouraging private consumption. Finally, international reserves totaled 43,292 million dollars as of December 31, 2012, showing a 7% year over year decrease.

•                  The labor market was relatively stable despite a slowing economy, reaching an unemployment rate of 6.9% in the final quarter of 2012, a small increase from the same quarter a year ago. Furthermore, salaries in nominal terms expanded 24.5% annually, as of December 2012.

•                  According to public figures, the Gross National Public Debt amounted to US$183 billion as of June 2012, which represented approximately 41.5% of Argentina’s GDP, not including those securities that were eligible for, but not tendered in 2005 and 2010 Debt Exchanges of its 2002 defaulted debt. The holdouts situation has not been resolved and is subject to continued litigation, which is disturbing the normal access to the international financial markets and impacting sovereign risk. Nonetheless, Argentina holds a solid position in terms of public indebtedness; its level of debt to GDP is relatively low, and a significant amount is held by National Public Sector Agencies (54.9% of the total National Debt) like ANSES. As a result, the portion of public debt exposed to “market risk” represents nearly one third of the total debt.

The Argentine economy faced many changes in 2012 and showed a strong deceleration that had an impact on the telecommunication sector. An improved scenario is expected for 2013, hopefully aided by the recovery of the agricultural production and the Brazilian economy.

Because the substantial majority of Telecom’s property and operations are located in Argentina, macroeconomic and political conditions in Argentina will continue to affect them. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general and Telecom’s operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including ours. While Telecom’s business continued growing in 2012, its operating results, financial condition and cash flows remain vulnerable to fluctuations in the Argentine economy. See “Item 3—Key Information—Risk Factors—Risks relating to Argentina”.

Critical Accounting Policies

Our Consolidated Financial Statements, prepared in accordance with IFRS, are dependent upon and sensitive to accounting methods, assumptions and estimates that we use as a basis for its preparation. We have identified critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies (that are fully described in Note 3 to our Consolidated Financial Statements), which we believe are essential to an understanding of the underlying financial reporting risks. Additionally we have identified the effect that these accounting estimates, assumptions and uncertainties have on our Consolidated Financial Statements.

Use of estimates

IFRS involves the use of assumptions and estimates that may significantly affect the reported amounts of assets, liabilities and results of operations and any accompanying financial information.

Management considers financial projections in the preparation of the financial statements as further described below. These financial projections anticipate scenarios deemed both likely and conservative based upon macroeconomic, financial and industry-specific assumptions. However, actual results may differ significantly from such estimates.

Variations in the assumptions regarding exchange rates, rates of inflation, level of economic activity and consumption, creditworthiness of our current and potential customers, aggressiveness of our current or potential competitors and technological, legal or regulatory changes could also result in significant differences from financial projections used by us for valuation and disclosure of items under IFRS.

The most important accounting estimates, those which require a high degree of subjective assumptions and judgments, are the following:

Revenue recognition

Revenues are recognized to the extent that it is probable that economic benefits will flow to the Telecom Group and their amount can be measured reliably. Revenues are stated net of estimated discounts and returns.

Revenues from upfront connection fees for fixed, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract or, in the case of indefinite period contracts, over the average period of the customer relationship (approximately nine years for the fixed telephony customers). Therefore, these revenues are influenced by the estimated expected duration of customer relationships for indefinite period contracts.

Revenues are also subject to estimations of the traffic measures. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on the traffic and are accrued at the end of the month. In addition, revenues from unexpired prepaid calling cards are recognized on the basis of the minutes used, at the contract price per minute.

Changes in these estimations, if any, may require adjustments to recorded revenues.

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

Recoverability assessment of PP&E and intangible assets with finite useful life

At least at every annual closing date, Telecom assesses, whenever events or changes in circumstances indicate that PP&E and amortizable intangible assets may be impaired.

Under IFRS, the carrying value of a long-lived asset is considered impaired by Telecom when the recoverable amount of such asset is lower than its carrying value. In such event, a loss would be recognized based on the amount by which the carrying value exceeds the recoverable amount of the long-lived asset. The recoverable amount is the higher of the fair value (less costs to sell) and its value in use (present value of the future cash flows expected to be derived from the asset, group of assets or cash generating unit). Once an impairment loss is identified and recognized, future reversal of impairment loss is permitted only if the indicators of the impairment no longer exist or have decreased.

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

However, changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition, changes in market conditions or regulations, and the outcome of the rates negotiations for regulated fixed services with the Argentine government, could significantly impact these judgments and could require future adjustments to the carrying amount of recorded assets.

Intangible assets with indefinite useful life—PCS license

Telecom determined that Personal’s PCS license met the definition of an indefinite-lived intangible asset for the years presented. Therefore, Personal does not amortize the cost of its license. However, Personal tests it annually for impairment. An impairment loss is recognized when the carrying amount exceeds the recoverable amount. The recoverability assessment of an indefinite-lived intangible asset such as the PCS license requires Telecom’s Management to make assumptions about the future cash flows expected to be derived from such asset.

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

Our judgments regarding future cash flows may change due to future market conditions, competition, business strategy, the evolution of technology, changes in regulations and other factors. These changes, if any, may require material adjustments to the carrying amount of the PCS license.

Income Taxes and Recoverability assessment of deferred income tax assets

We are required to estimate our income taxes (current and deferred) in each of the companies of the Telecom Group according to a reasonable interpretation of the tax law in effect in each jurisdiction where the companies operate. This process may involve complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized for all deductible temporary differences to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets requires estimating future taxable income based on Telecom’s projections and takes into account conservative tax planning. If actual results differ from these estimates due to changes in tax authority’s interpretations and the new fiscal jurisprudence, or we adjust those estimates in future periods, our financial position, results of operation and cash flows may be materially affected.

The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law as of the end of the reporting period and the effects of future changes in tax laws or rates are not anticipated.

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long-term receivables and payables. The estimated discount rate used to determine the discounted cash flow of long-term receivables and payables is an annual rate in pesos ranging between 19% and 28% for years 2012 and 2011. Additionally, an annual U.S. dollar rate of approximately 8% was used for discounting long-term receivables denominated in U.S. dollars during 2012 and 2011. The difference between the initial fair value and the nominal amount of receivables and payables is recognized as finance income or expense using the effective interest method over the relevant period.

Changes in these estimated discount rates could materially affect our financial position and results of operations.

Provisions

Telecom is subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory and other matters. In order to determine the proper level of provisions relating to these contingencies, Telecom assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. Telecom consults with internal and external legal counsel on these matters. A determination of the amount of provisions required, if any, is made after careful analysis of each individual issue. Telecom’s determination of the required provisions may change in the future due to new developments in each matter, changes in jurisprudential precedents and tribunal decisions or changes in Telecom’s method of resolving such matters, such as changes in settlement strategy, and, therefore, these changes may materially affect our financial position and results of operations.

Allowance for Doubtful Accounts

Telecom maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make the required payments. Telecom bases its estimates on the aging of its accounts receivable balances, its historical write-offs, customer creditworthiness and changes in its customer payment terms when evaluating the adequacy of its allowance for doubtful accounts. If the financial condition of Telecom’s customers were to deteriorate, Telecom’s actual write-offs could be higher than expected.

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

Years ended December 31, 2012, 2011 and 2010

For purposes of these sections, the fiscal years ended December 31, 2012, 2011 and 2010 are called “2012,” “2011” and “2010,” respectively.

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

(i)    Dormant entity at December 31, 2012.

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

•                  Personal Mobile Services and Núcleo Mobile Services: voice communications, GSM and 3G mobile communications over UMTS / HSPA / HSPA+ networks (including high-speed mobile Internet content and applications download, multimedia messaging, online streaming, corporate e-mail, social network access and contacts save services) and sale of mobile communication devices (handsets, 3G modems and tablets).

The following table shows a breakdown of Telecom’s revenues by business segment for the year ended December 31, 2012:

Segment	Revenues (1) (P$ millions)	Percentage of Consolidated Revenues

Fixed Services	6,023	27.2
Personal Mobile Services	15,227	68.9
Núcleo Mobile Services	867	3.9
TOTAL	22,117	100.0

(1)      Includes service revenues and equipment sales and the effect of elimination of intersegment transactions.

Management’s explanations under “(B) Results of Operations by Segment” below regarding changes in financial condition and results of operations for years 2012, 2011 and 2010 related to segments of the Company have been provided based on financial information under IFRS as disclosed in Note 28 to our Consolidated Financial Statements. For the year 2011, the General Manager assessed the operating segments performance both under Argentine GAAP and IFRS. During the year 2010, the financial information provided to the General Manager was based on Argentine GAAP. However, we believe that Management discussion based on IFRS for years 2011 and 2010 provides a more useful and easier understanding of the Company’s business and represents the measurement principles most consistent with those used in measuring the corresponding amounts in our Consolidated Financial Statements.

Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding our operating results. These factors are based on the information currently available to our Management and may not represent all of the factors that are relevant to an understanding of our current or future results of operations. Additional information regarding trends expected to influence Telecom’s results of operations are analyzed under “Item 5—Operating and Financial Review and Prospects—Trend Information” in the Telecom Argentina Form 20-F incorporated herein by reference.

Impact of Political and Economic Environment in Argentina. Levels of economic activity affect Telecom Argentina’s customers’ consumption of local and long-distance traffic, the demand for new fixed lines, Broadband and mobile services and the levels of uncollectible accounts and disconnections. Demand for Telecom’s services and the amount of revenues it collects is also affected by inflation, exchange rate variations and the rate of unemployment, among others. The same factors, but to a lesser degree, affect the activity of Núcleo, that operates in Paraguay.

Rate Regulation. Revenue from Telecom’s Fixed Services segment will depend principally on the number of lines in service, the minutes of use or “traffic” for local and long-distance services and the rates charged for services. The rates that Telecom Argentina charges in its fixed telephony service (including both monthly basic charges and measured service charges), installation charges, public telephone charges and charges for Internet Dial-Up traffic (“Regulated Services”) are subject to regulation. These rates were pesified and rate increases were frozen by the Argentine government in 2002. Telecom Argentina has been in discussions with regulators with respect to rate adjustments and, on March 6, 2006, Telecom Argentina signed the Letter of Understanding 2006 with the Argentine government which permits Telecom Argentina to raise certain of its regulated rates. However, the agreement is still subject to the implementation of certain administrative steps and the pending approval by the legislative branch. Although Telecom’s Management expects that the contract renegotiation process will be satisfactorily completed, to date there is no certainty regarding either the outcome of the negotiations or the timing of such outcome. The impact of the rates Pesification on Telecom Argentina’s results of operations has been particularly relevant in recent years as a result of inflationary pressures on Telecom Argentina’s costs structure. See “Item 3—Key Information—Risk Factors” and “—Economic and Political Developments in Argentina.”

The mobile business is not a rate-regulated industry. However, certain social or political factors could negatively affect rate adjustments, thus delaying their application to set-off the cost increases and higher capital expenditures that are required to maintain the quality of services. See “Item 3—Key Information—Risk Factors—Risks associated with Telecom and its operations.”

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

Personal and Núcleo subscribers bases are expected to continue expanding in 2013 although at more moderate rates than those of recent years, especially in Broadband and mobile Internet subscribers. Telecom aims to obtain high-value mobile subscribers and encourage consumption through the launch of new products and services. Value Added Services will continue to be one of the main drivers of revenue growth in the mobile services business.

Also, competition has increased as a result of the implementation of the Number Portability Regulation in March 2012, which also resulted in higher subscriber retention costs.

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

In the mobile business, to provide its subscribers with new and better services, Personal has to enhance its mobile networks by expanding the network infrastructure and extending 3G and HSPA+ technology and bandwidth for mobile data transmission.

In addition, as new technologies develop, equipment may need to be replaced or upgraded and network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

Devaluation of the peso. The peso has been subject to significant devaluations in the past. The majority of our revenues are received in pesos whereas a portion of the materials and supplies related to the construction and maintenance of our networks and services are incurred in foreign currencies. Consequently, the Pesification of our regulated rates in the fixed services and the high level of competition limits our ability to transfer to our customers the fluctuations in the exchange rates between the peso and the U.S. dollar and other currencies. In addition, any devaluation of the peso against foreign currencies may increase operating costs and capital expenditures, which will adversely affect our results of operations, considering the net effect on revenues and costs.

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

Tax pressures and litigation. Local municipalities in the regions where Telecom operates have introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed-line and mobile networks. Local and federal tax authorities have brought an increasing number of claims against Telecom. Telecom disagrees with these proceedings and is contesting them. Also, jurisprudential changes in labor and pension matters have generated higher claims from employees and former employees and also increased claims from employees of a contractor or subcontractor alleging joint liability. We cannot assure you that the laws and regulations currently governing the economy or the telecommunications industry will not change, that the claims will be resolved in Telecom’s favor, or that any changes to the existing laws and regulations will not adversely affect Telecom’s and our business, financial condition, results of operations and cash flows as well.

(A)  Consolidated Results of Operations

In the year ended December 31, 2012, we reported net income of P$2,675 million, compared to net income of P$2,439 million for the year ended December 31, 2011, and net income of P$1,785 million for the year ended December 31, 2010.

Consolidated revenues in 2012 were P$22,117 million compared to P$18,498 million in 2011 and P$14,627 million in 2010. The increase of P$3,619 million in 2012 (a 20% increase) can be largely attributed to the growth in the Personal Mobile Services segment and in Internet services included in the Fixed Services segment.

In 2012, operating expenses (including depreciation and amortization) totaled P$18,252 million, representing an increase of P$3,535 million, or 24%. The most significant changes in operating expenses included increases in employee benefit expenses and severance payments, taxes and fees with the Regulatory Authority (mainly caused by the increase in revenues), cost of equipments and handsets (due to an expansion of the subscriber base and customer upgrade of mobile handsets), commissions (as a result of the increase in prepaid subscriber base), energy fees, restructuration costs and in fees for services, maintenance, materials and supplies (attributable to increased service costs related to call centers, and the effect of inflation on prices).

In 2011, operating expenses (including depreciation and amortization) totaled P$14,717 million, representing an increase of P$3,211 million, or 28% compared to 2010. The most significant changes in operating expenses included increases in employee benefit expenses and severance payments, taxes and fees with the Regulatory Authority (mainly caused by the increase in revenues), cost of equipments and handsets (due to an expansion of the subscriber base and customer upgrade of mobile handsets), commissions, advertising (mainly as a result of Personal’s rebranding and other promotional campaigns) and in fees for services, maintenance, materials and supplies (attributable to increased service costs related to call centers, higher supplies consumption and the effect of inflation on prices).

Our fixed telephony service (10% of the consolidated revenue in 2012 vs. 12 % in 2011) is still affected by the Pesification and freezing of regulated rates in early 2002; as a result, the increase in the 2012 structure of operating expenses for the Fixed Services segment (18%) is higher than the increase in revenues (14%).

Since fiscal year 2012, the Company’s Management has changed the calculating method of the Operating income before Depreciation and Amortization by not considering within it the “Gain on disposal of PP&E” previously disclosed within the line “Revenues and other income” and from this fiscal year are shown below Operating income before Depreciation and Amortization, as part of Operating income. Accordingly, comparative figures for years ended December 31, 2011 and 2010 have been adapted in the consolidated income statements.

(A.1)  2012 Compared to 2011

					Change by segment (1)
	Years Ended December 31,				Fixed	Personal Mobile	Núcleo Mobile
	2012	2011	Total Change		Services	Services	Services	Nortel
	(P$ millions)%			(P$ millions)
Revenues	22,117	18,498	20	3,619	694	2,772	153	—
Other income	79	30	163	49	55	(6)	—	—
Operating expenses (without depreciation and amortization)	(15,640)	(12,559)	25	(3,081)	(860)	(2,146)	(85)	10
Operating income before depreciation and amortization (2)	6,556	5,969	10	587	(111)	620	68	10
Depreciation and amortization	(2,612)	(2,158)	21	(454)	(111)	(336)	(7)	—
Gain on disposal of PP&E	8	22	(64)	(14)	(13)	(1)	—	—
Operating income	3,952	3,833	3	119	(235)	283	61	10
Financial results, net	187	—	n/a.	187	83	64	2	38
Income tax expense	(1,464)	(1,394)	5	(70)	5	(67)	(6)	(2)
Net income	2,675	2,439	10	236	(147)	280	57	46

					Change by segment (1)
	Years Ended December 31,				Fixed	Personal Mobile	Núcleo Mobile
	2012	2011	Total Change		Services	Services	Services	Nortel
Net income attributable to:
Nortel (Controlling Company)	1,413	1,273	11	140
Non-controlling interest	1,262	1,166	8	96

(1)         Includes the effect of eliminations of Intersegment transactions.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Revenues

During 2012, total consolidated revenues increased by 20% to P$22,117 million from P$18,498 million in 2011, mainly driven by our mobile, Broadband and data transmission businesses.

Consolidated revenues for 2012 and 2011 are comprised as follows:

					Change by segment (1)
	Years Ended December 31,				Fixed	Personal Mobile	Núcleo Mobile
	2012	2011	Total Change		Services	Services	Services
	(P$ millions)%			(P$ millions)
Voice	9,927	9,184	8	743	110	572	61
Data	6,767	5,316	27	1,451	152	1,283	16
Internet	3,395	2,411	41	984	440	474	70
Service Revenues	20,089	16,911	19	3,178	702	2,329	147
Equipment (2)	2,028	1,587	28	441	(8)	443	6
Revenues	22,117	18,498	20	3,619	694	2,772	153

(1)         Net of the Intersegment revenues effect.

(2)         This item is composed of voice, data and Internet equipment in each year.

Voice

Revenues from voice services increased 8% to P$9,927 million in 2012 from P$9,184 million in 2011. Such increase is largely due to a growth in the mobile subscriber base, as well as an increase in the prices of our services in the Personal Mobile Services segment. Revenues from voice services represented 45% of our total consolidated revenues for 2012 compared to 50% of our total consolidated revenues s for 2011.

Fixed services

Revenues from voice services represented 53% of our total Fixed Services segment revenues attributable to third parties for 2012 compared to 58% of our total segment revenues for 2011.

Voice services mainly include revenues from monthly basic charges, charges for supplementary services, measured service (national and international calls) and public telephone service. Charges for supplementary services include call waiting, call forwarding, three-way calling, caller ID, direct inwards dialing, toll-free service and voicemail, among others. Measured service charges are based on the number and duration of calls. Measured service revenues depend on the number of lines in service, the volume of usage, the number of new lines installed and applicable rates. Most of our customers are billed monthly. They also include interconnection services (which primarily include access, termination and long-distance transport of calls), international long-distance service (which reflect payments made under bilateral agreements between the Company and foreign telecommunications carriers covering inbound international long-distance calls) and revenues related to billing and collection services charged to other operators.

Revenues from voice retail increased 5% to P$2,475 million and are still affected by the Pesification and freezing of regulated rates in early 2002. Revenues from regulated rate services represented 36% of our total segment revenues in 2012 compared with a 41% in 2011. See “(B) Results of Operations by Segment—(B.1) Fixed Services Segment—Revenues—Voice — retail” for a description of the services included as voice retail.

Monthly basic charges increased P$75 million or 8% to P$1,032 million in 2012 from P$957 million in 2011. Such growth was due to the increase of non-regulated services during the period.

Measured service charges for supplementary services increased 5% to P$1,306 million in 2012 from P$1,242 million in 2011. Such increase was due to the effect of the flat rate packs. In relative terms, revenues from local measured service increased 6% vs. 2011 and domestic long distance increased 5% vs. 2011.

Voice wholesale revenues (including fixed and mobile interconnection revenues, together with the revenues generated by the subsidiary Telecom USA amounting to $43) amounted to $739 (-1% vs. 2011).

Interconnection services decreased 2% to P$516 million in 2012 from P$525 million in 2011. Other wholesale revenues reached P$223 million in 2012 and P$222 million in 2011.

Personal Mobile services

Revenues from voice services represented 41% of our total Personal Mobile Services segment revenues attributable to third parties for 2012 compared to 46% for 2011.

Voice services mainly include revenues from monthly basic charges, airtime usage charges and roaming charges to our customers for their use of our and other carriers’ networks, CPP, TLRD and roaming charges to other mobile service providers whose customers use our network.

Voice retail revenues reached P$4,461 million in 2012 (+11% vs. 2011). The increase was mainly due to increase in prices and an increase in the subscriber base.

Voice wholesale revenues reached P$1,838 million in 2012 (+6% vs. 2011). The increase was mainly due to higher traffic with mobile operators (TLRD) and an increase in roaming revenues, also due to higher traffic.

In Núcleo Mobile Services segment, voice revenues increased 17% to P$414 million in 2012 compared to P$353 million in 2011 mainly due to an increase in the subscriber base.

Data and Internet

Revenues from data and Internet services increased 32% to P$10,162 million in 2012 from P$7,727 million in 2011. Revenues from data and Internet represented 46% of our total consolidated revenues for 2012 compared to 42% of our total consolidated revenues for 2011.

Internet revenues in the Fixed segment increased 28% to P$1,993 million in 2012 from P$1,553 million in 2011. The increase was mainly due to the substantial expansion of the Broadband service (+5% of customers vs. 2011), an increase in average prices resulting in an improvement in the Average Monthly Revenue per User (“ARPU”) amounted to P$102.3 in 2012 vs. P$87 in 2011. As of December 31, 2012, the number of Internet accesses reached approximately 1,629,000 equivalent to 39% of fixed lines in service of Telecom Argentina (vs. 37% in 2011), compared to 1,550,000 as of December 31, 2011, increasing by 5%.

Revenues from data services in the Fixed segment increased 26% to P$735 million in 2012 from P$583 million in 2011, where the focus was to strengthen Telecom Argentina’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was mainly due to an increase in virtual private network services (private data network services replacing the point-to-point service) leases of circuits, dedicated lines and the growth in data center services. The majority of our revenues from data transmission services is denominated in U.S. dollars and, consequently, in 2012 and 2011, was affected by the fluctuations in the exchange rate between the peso and the U.S. dollar resulting in an increase in data transmission revenues.

In the Mobile Services segments, data and Internet services mainly include SMS, MMS, GPRS and Internet. Revenues from data and Internet in the Personal Mobile segment increased 33% to P$7,013 million in 2012 from P$5,256 million in 2011.

Mobile data revenues reached $5.765 (29% vs. 2011). This increase is mainly due to the SMS traffic performance, related to the increase in the subscriber base and higher prices of this service, both in prepaid or postpaid customers.

As a consequence of the voice traffic increase, the usage of VAS (Internet and data) and the prices increase implemented in 2012, the ARPU increased to P$57.7 in 2012 (vs. P$51.4 in 2011).

Mobile Internet revenues in the Personal Mobile segment increased 61% to P$1,248 million in 2012 from P$774 million in 2011. Such increases were mainly due to an increase in the subscriber base.

Equipment

Revenues from equipment increased by 28% to P$2,028 million in 2012 from P$1,587 million in 2011. This increase is mainly related to the Personal Mobile services segment in the retail business with an increase of $443 vs. 2011 and was due to a mix between the increase in the average price of the handsets of 34% and the decrease of 5% in the handsets sold.

Other Income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2012, other income increased 163% to P$79 million from P$30 million, mainly due to an increase in penalties collected from suppliers.

Operating expenses (without depreciation and amortization)

Total operating expenses increased by P$3,081 million totaling P$15,640 million in 2012, representing a 25% increase as compared to 2011. The increase was mainly due to increases in employee benefit expenses and severance payments, fees for services, maintenance, materials and supplies, taxes and fees with the Regulatory Authority, commissions, energy fees, restructuring costs and cost of equipments and handsets.

					Change by segment (1)
	Years Ended December 31,				Fixed	Personal Mobile	Núcleo Mobile
	2012	2011	Total Change		Services	Services	Services	Nortel
	(P$ millions)%			(P$ millions)
Employee benefit expenses and severance payments	3,276	2,615	25	661	431	220	9	1
Interconnection costs and other telecommunications charges	1,707	1,497	14	210	(5)	199	16	—
Fees for services, maintenance, materials and supplies	2,114	1,723	23	391	135	245	10	1
Taxes and fees with the Regulatory Authority	2,019	1,607	26	412	82	337	4	(11)
Commissions	1,949	1,515	29	434	30	396	8	—
Cost of equipments and handsets	2,043	1,640	25	403	(15)	396	22	—
Advertising	660	599	10	61	17	36	8	—
Provisions	153	225	(32)	(72)	(75)	4	(1)	—
Bad-debt expense	275	169	63	106	28	77	1	—
Restructuring Costs	90	—	n/a	90	83	7	—	—
Other operating expenses	1,354	969	40	385	149	229	8	(1)
Total operating expenses (without depreciation and amortization)	15,640	12,559	25	3,081	860	2,146	85	(10)

(1)         Net of the Intersegment transactions effect.

Employee benefit expenses and severance payments

During 2012, employee benefit expenses and severance payments were P$3,276 million, representing a 25% increase from 2011. This was primarily due to salary increases that Telecom implemented across all segments and the increase in Telecom’s headcount. In the Fixed Services segment, the increases were mainly due to salary increases and severance payments and termination benefits, as a result of an increase in the number of employees who retired or were dismissed. In the Personal Mobile Services segment there was a 9% increase in the number of employees (from 4,820 employees in 2011 to 5,254 employees in 2012).

With a total headcount of 16,808 at the end of 2012 (+3% vs. 2011), lines in service per employee reached 371 in the Fixed Services segment (slightly lower to 2011), 3,612 in the Personal mobile services segment (-4% vs. 2011) and 5,226 in the Núcleo mobile services segment (+6% vs. 2011).

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by our customers. Additionally, the cost of roaming and TLRD is included in the Mobile Services segments. In 2012, interconnection costs and other telecommunications charges amounted to P$1,707 million compared with P$1,497 million in 2011. The increase was mainly due to higher traffic volume.

Fees for services, maintenance, materials and supplies

Expenses related to fees for services, maintenance, materials and supplies increased 23% to P$2,114 million in 2012 from P$1,723 million in 2011. This increase was mainly due to higher maintenance costs across all segments, and to higher fees for services related to call centers (a P$173 million increase from 2011 to 2012).

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, IDC, municipal and other taxes) increased 26% to P$2,019 million in 2012 from P$1,607 million in 2011, mainly due to charges of turnover tax (P$221 million increase from 2011 to 2012) as a result of the increase in revenues during 2012 and from taxes with the Regulatory Authority (an increase of P$92 million from 2011).

Commissions

Commissions increased by P$434 million, or 29%, to P$1,949 million in 2012 from P$1,515million in 2011. The increase was mainly due to higher commissions related to commercial agents associated with increased revenues because of major acquisition and retention costs, higher card sales, and prepaid recharges and collections.

Commissions are net of agent commissions capitalized as SAC, which totaled P$314 (+P$66 million or 27% vs. 2011), and are directly related to the increase in the postpaid subscribers’ base in the Personal Mobile Services segment.

Cost of equipments and handsets

During 2012, the cost of equipments and handsets increased to P$2,043 million from P$1,640 million in 2011, representing a 25% increase. The increase in costs of mobile handsets in both Mobile Services segments was P$418 million and was mainly due to higher average unit cost of sales (+26% vs. 2011) offset by a decrease in the number of handsets sold (-5% vs. 2011).

Cost of equipments and handsets are net of costs capitalized as SAC (P$463 million in 2012, P$7 million or 1% lower than 2011).

Advertising

Costs related to advertising increased by P$61 million, or 10%, to P$660 million in 2012. During 2012, Telecom Argentina continued its focus on advertising campaigns as a result of competition in the Internet services market while Personal recorded higher media advertising expenses to strengthen the brand position of the Telecom Group.

Provisions

During 2012, we recorded P$153 million in provisions compared to P$225 million recorded in 2011, representing a 32% decrease. The decrease in 2012 was mainly due to a decrease in labor claims amounting to P$68 million and in regulatory tax proceedings amounting to P$24 million, partially offset by an increase in civil and commercial proceedings amounting to P$20 million.

Bad Debt Expense

In 2012, bad debt expense amounted to P$275 million, an increase of 63% as compared to 2011, representing 1% of consolidated revenues in 2012 and less than 1% in 2011. The increase was mainly due to higher revenues in 2012 (+ 20%) as compared to 2011 and higher aging of the accounts receivables, mainly in voice retail customers in the Personal Mobile Services segment.

Restructuring Costs

In the last quarter of 2012, the Telecom Argentina’s Management decided to implement a restructuring plan aimed to improve the efficiency of the Telecom Group’s organizational structure. This plan contemplates the removal and / or merger of management structures in various areas of Telecom Argentina and Personal. The plan involves the dismissal of about 90 employees with a total estimated cost of P$90 million. As of December 31, 2012, 45 dismissals have been made effective, 40 employees of Telecom Argentina and 5 employees of Personal, for a total amount of P$36 million. The remaining P$54 million has been accrued.

Other Operating Expenses

Other operating expenses, which include costs associated with Value Added Services, transportation costs, energy and rentals, among others, increased 40% to P$1,354 million in 2012 from P$969 million in 2011 primarily as a result of the subsidies elimination on certain public services. Other operating expenses also were higher due to higher costs associated with the provision of Value Added Services, higher costs of site leases and international and satellite connectivity.

Operating income before depreciation and amortization

Our consolidated operating income before depreciation and amortization was P$6,556 million in 2012, representing an increase of P$587 million or 10% from P$5,969 million in 2011. It represented 30% and 32% of total consolidated revenues, respectively.

Depreciation and Amortization

Depreciation of PP&E and amortization of intangible assets increased by P$454 million, or 21%, to P$2,612 million during 2012. The increase in PP&E depreciation reached P$254 million, in amortization of SAC and Service connection or habilitation costs totaled P$195 million and in amortization of other intangible assets totaled P$5 million.

For a further breakdown of our consolidated operating expenses, see “—Results of Operations by Segment” below.

Gain on disposal of PP&E

The gain amounted to P$8 million, a reduction of P$14 million vs. 2011 and mainly corresponds to the Fixed Services segment.

Operating income

During 2012, consolidated operating income was P$3,952 million, representing an increase of P$119 million or 3% from 2011. Operating income represented 18% of consolidated revenues in 2012 versus 21% in 2011. The decrease in the margin was mainly due to the increase of operating expenses (including depreciation and amortization) of 24% partially offset by the increase in revenues of 20%.

	Years Ended December 31,		% of Change
	2012	2011	2012-2011
	(P$ millions / %)		Increase/(Decrease)
Operating income before depreciation and amortization (1)	6,556	5,969	10
As % of revenues	30	32
Depreciation and amortization	(2,612)	(2,158)	21
As % of revenues	(12)	(12)
Gain on disposal of PP&E	8	22	(64)
Operating income	3,952	3,833	3
As % of revenues	18	21

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Financial results, net

During 2012, Nortel recorded a net financial gain of P$187 million compared to a net financial result of P$ nil million in 2011. The positive change in the net financial results was mainly due to higher gains from net financial position of P$172 million and lower interest loss on provisions of P$34 million, partially offset by higher net foreign currency exchange losses by P$30 million as compared to 2011 (including the effect of loss on derivatives).

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

(i)    Regarding current tax expenses, Telecom Argentina, Telecom Argentina USA, Personal and Núcleo generated tax profit in fiscal year 2012, resulting in an income tax payable of P$1,522 million versus P$1,434 million in 2011. Fixed Segment income tax expense assessed in 2012 amounted to P$312 million as compared to P$379 million in 2011; Personal’s, in 2012, amounted to P$1,187 million compared to P$1,039 million in 2011; and Núcleo’s, in 2012, amounted to P$23 million compared to P$16 million in 2011.

(ii)   Regarding the deferred tax, in 2012 and 2011, the Company recorded a deferred tax benefit of P$3 million and a deferred tax loss of P$4 million, respectively, Telecom Argentina and Telecom USA recorded a deferred tax benefit of P$39 million and P$101 million, respectively; Personal recorded a deferred tax benefit of P$20 million and a deferred tax loss of P$59 million in 2012 and 2011, respectively; and Núcleo generated a P$3 million gain in 2012 and a P$2 million gain in 2011, totaling P$65 million of deferred tax benefit in 2012 and P$40 million of deferred tax benefit in 2011.

(iii)  Regarding the analysis of recoverability of deferred tax assets, the Company recorded a valuation allowance for deferred tax assets of P$4 million and a reversal of the valuation allowance for deferred tax assets of P$5 million in 2012 and 2011, respectively. Personal recorded a valuation allowance for deferred tax assets of P$3 million and P$5 million in 2012 and 2011, respectively, while no charges were recorded for Telecom Argentina, Telecom Argentina USA and Núcleo in those years.

Net income

For 2012, we recorded net income of P$2,675 million (12% of total consolidated revenues), of which P$1,413 million is attributable to Nortel. The Fixed Services segment accounted for a gain of P$502 million, the Personal Mobile Services segment accounted for a P$2,085 million gain and the Núcleo Mobile Services segment accounted for a gain of P$145 million, representing 7%, 14% and 17% of the total segment revenues, respectively.

For 2011, we recorded net income of P$2,439 million (13% of total consolidated revenues), of which P$1,273 million are attributable to Nortel. The Fixed Services segment accounted for a gain of P$517 million, the Personal Mobile Services segment accounted for a P$1,936 million gain and the Núcleo Mobile Services segment accounted for a gain of P$89 million, representing 8%, 15% and 12% of the total segment revenues, respectively.

(A.2)  2011 Compared to 2010

					Change by segment (1)
	Years Ended December 31,				Fixed	Personal Mobile	Núcleo Mobile
	2011	2010	Total Change		Services	Services	Services	Nortel
	(P$ millions)%			(P$ millions)
Revenues	18,498	14,627	26	3,871	669	2,954	248	—
Other Income	30	25	20	5	5	—	—	—
Operating expenses (without depreciation and amortization)	(12,559)	(9,794)	28	(2,765)	(859)	(1,752)	(139)	(15)
Operating income before depreciation and amortization (2)	5,969	4,858	23	1,111	(185)	1,202	109	(15)
Depreciation and amortization	(2,158)	(1,712)	26	(446)	(42)	(349)	(55)	—
Gain on disposal of PP&E	22	7	214	15	15	—	—	—
Operating income	3,833	3,153	22	680	(212)	853	54	(15)
Financial results, net	—	(292)	n/a	292	(30)	247	—	75
Income tax expense	(1,394)	(1,076)	30	(318)	51	(366)	(4)	1
Net income	2,439	1,785	37	654	(191)	734	50	61

Net income attributable to:
Nortel (Controlling Company)	1,273	895	42	378
Non-controlling interest	1,166	890	31	276

(1)         Includes the effect of eliminations of Intersegment transactions.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Revenues

During 2011, total consolidated revenues increased by 26% to P$18,498 million from P$14,627 million in 2010, mainly driven by our mobile, Broadband and data transmission businesses.

Total consolidated revenues for 2011 and 2010 are comprised as follows:

					Change by segment (1)
	Years Ended December 31,				Fixed	Personal Mobile	Núcleo Mobile
	2011	2010	Total Change		Services	Services	Services
	(P$ millions)%			(P$ millions)
Voice	9,184	8,247	11	937	206	632	99
Data	5,316	3,641	46	1,675	95	1,485	95
Internet	2,411	1,643	47	768	349	383	36
Service Revenues	16,911	13,531	25	3,380	650	2,500	230
Equipment (2)	1,587	1,096	45	491	19	454	18
Revenues	18,498	14,627	26	3,871	669	2,954	248

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

Fixed services

Revenues from voice services represented 58% of our total Fixed Services segment revenues attributable to third parties for 2011 compared to 62% of our total segment revenues attributable to third parties for 2010.

Voice services mainly include revenues from monthly basic charges, charges for supplementary services, measured service (national and international calls) and public telephone service. Charges for supplementary services include call waiting, call forwarding, three-way calling, caller ID, direct inwards dialing, toll-free service and voicemail, among others. Measured service charges are based on the number and duration of calls. Measured service revenues depend on the number of lines in service, the volume of usage, the number of new lines installed and applicable rates. Most of our customers are billed monthly. They also include interconnection services (which primarily include access, termination and long-distance transport of calls), international long-distance service (which reflect payments made under bilateral agreements between the Company and foreign telecommunications carriers covering inbound international long-distance calls) and revenues related to billing and collection services charged to other operators.

Revenues from voice retail increased 7% to P$2,357 million in 2011. Revenues from regulated rate services represented 41% of our total segment revenues in 2011 compared with 45% in 2010.

Monthly basic charges increased 1% to P$957 million in 2011 from P$944 million in 2010. Such growth was due to an increase in the number of lines in service and in the level of service packages sold as well as increased prices for non-regulated services during the period.

Measured service charges increased 12% to P$1,242 million in 2011 from P$1,110 million in 2010. Such increase was due to higher local calls and an increase in the number of lines in service. However, some fixed services rates remained unchanged since 2002 as a result of the Pesification and freeze of rates imposed by the Argentine government.

Interconnection services increased 1% to P$525 million in 2011 from P$522 million in 2010. The increase in 2011 was due to higher fixed traffic transported and terminated on Telecom’s fixed-line network.

Personal Mobile services

Revenues from voice services represented 46% of our total Personal Mobile Services segment revenues to third parties for 2011 compared to 54% for 2010.

Voice services mainly include revenues from monthly basic charges, airtime usage charges and roaming charges to our customers for their use of our and other carriers’ networks, CPP, TLRD and roaming charges to other mobile service providers whose customers use our network.

Voice retail revenues reached P$4,001 million in 2011 (+16% vs. 2010). The increase was mainly due to increases in prices and the growth of our subscriber base.

Voice wholesale revenues reached P$1,726 million in 2011 (+5% vs. 2010). The increase was mainly due to higher traffic with mobile operators (TLRD) and an increase in roaming revenues.

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

Internet revenues in the Fixed segment increased 29% to P$1,553 million in 2011 from P$1,204 million in 2010. The increase was mainly due to the growth in the number of Internet accesses and to the increase in the average price of fixed charge services as a result of the completion of promotions granted to customers in the first months of subscription (“ARPU” amounted to P$87 in 2011, vs. P$76 in 2010). As of December 31, 2011, the number of Internet accesses reached approximately 1,550,000 (equivalent to 37% of lines in service) compared to 1,380,000 as of December 31, 2010 (33% of lines in service), increasing by 12%.

Revenues from data services in the Fixed segment increased 19% to P$583 million in 2011 from P$488 million in 2010. The increase was mainly due to an increase in virtual private network services (private data network services replacing the point-to-point service) leases of circuits, dedicated lines and the growth in data center services. The majority of our revenues from data transmission services is denominated in U.S. dollars and, consequently, in 2011 and 2010, was affected by the fluctuations in the exchange rate between the peso and the U.S. dollar resulting in an increase in data transmission revenues.

In the Mobile Services segments, data and Internet services mainly include SMS, MMS, GPRS and Internet. Revenues from data and Internet in the Personal Mobile segment increased 55% to P$5,256 million in 2011 from P$3,388 million in 2010.

Mobile data revenues reached P$4,482 million (50% vs. 2010). This increase is mainly due to the SMS traffic performance, related to the increase in the subscriber base and higher prices of this service, both in prepaid and postpaid customers.

Mobile Internet revenues in the Personal Mobile segment increased 98% to P$774 million in 2011 from P$391 million in 2010. Such increase was mainly due to an increase in the subscriber base.

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

For a further breakdown of our consolidated revenues, see “—Results of Operations by Segment” below.

Other Income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2011, other income increased 20% to P$30 million from P$25 million in 2010.

Operating expenses (without depreciation and amortization)

Total operating expenses increased by P$2,765 million totaling P$12,559 million in 2011, representing a 28% increase as compared to 2010. The increase was mainly due to increases in employee benefit expenses and severance payments, fees for services, maintenance, materials and supplies, taxes and fees with the Regulatory Authority, commissions and cost of equipments and handsets.

					Change by segment (1)
	Years Ended December 31,				Fixed	Personal Mobile	Núcleo Mobile
	2011	2010	Total Change		Services	Services	Services	Nortel
	(P$ millions)%			(P$ millions)
Employee benefit expenses and severance payments	2,615	1,980	32	635	444	172	15	4
Interconnection costs and other telecommunications charges	1,497	1,377	9	120	8	83	29	—
Fees for services, maintenance, materials and supplies	1,723	1,336	29	387	129	245	12	1
Taxes and fees with the Regulatory Authority	1,607	1,257	28	350	63	271	7	9
Commissions	1,515	1,155	31	360	25	296	39	—
Cost of equipments and handsets	1,640	1,197	37	443	14	429	—	—
Advertising	599	441	36	158	12	134	12	—
Provisions	225	130	73	95	93	2	—	—
Bad-debt expense	169	119	42	50	4	42	4	—
Other operating expenses	969	802	21	167	67	78	21	1
Total operating expenses (without depreciation and amortization)	12,559	9,794	28	2,765	859	1,752	139	15

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

Telecom’s total headcount of 16,346 at the end of 2011 (+4% vs. 2010), lines in service per employee reached 373 in the Fixed Services segment (2% lower than 2010), 3,774 in the Personal mobile services segment (+1% vs. 2010) and 4,944 in the Núcleo mobile services segment (+10% vs. 2010).

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by our customers. Additionally, the cost of roaming and TLRD is included in the Mobile Services segments. In 2011, interconnection costs and other telecommunications charges amounted to P$1,497 million compared with P$1,377 million in 2010. In the Fixed Services segment, the increase was mainly due to higher traffic volume in Telecom Argentina’s network and price increases resulting from inflation and an increase in traffic of outgoing calls originated in our network that required the payment of fees to transport such calls across international lines. In the Mobile Services segments, the increase was mainly due to higher traffic volume resulting from Personal’s network and higher costs of roaming due to an increase in mobile traffic among mobile operators as a consequence of a growth in the total subscriber base.

Fees for services, maintenance, materials and supplies

Expenses related to fees for services, maintenance, materials and supplies increased 29% to P$1,723 million in 2011 from P$1,336 million in 2010. This increase was mainly due to higher maintenance costs across all segments (maintenance costs for network equipment, buildings and vehicles, maintenance costs of radio base systems and maintenance of BlackBerry equipment) due to inflation and devaluation of the Argentine Peso against the U.S. dollar which amounted to P$133 million, and also to higher fees for services related to call centers (a P$149 million increase from 2010 to 2011).

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority increased 28% to P$1,607 million in 2011 from P$1,257 million in 2010, mainly due to charges of turnover tax (P$166 million increase from 2010 to 2011) as a result of the increase in revenues during 2011 and from taxes with the Regulatory Authority (an increase of P$95 million from 2010).

Commissions

Commissions increased by P$360 million, or 31%, to P$1,515 million in 2011 from P$1,155 million in 2010. The increase was mainly due to the growth in the subscriber base, higher commissions for the distribution of prepaid cards and higher commissions for collections as a result of the increase in revenues and a higher transaction cost for collection services.

Cost of equipments and handsets

During 2011, the cost of equipments and handsets increased to P$1,640 million from P$1,197 million in 2010, representing a 37% increase. The increase in costs of mobile handsets in both Mobile Services segments was P$429 million and was primarily attributable to an expansion of the subscriber base and the number of customers that upgraded their handsets as a result of technological advances and new service offerings, especially smartphones. The increase in costs in the Fixed Services segment was P$14 million and it was primarily attributable to an increase in sales of “Aladino” telephone sets and data equipment.

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

Bad Debt Expense

In 2011, bad debt expense amounted to P$169 million, an increase of 42% as compared to 2010, representing less than 1% of consolidated revenues in both years. The increase was mainly due to higher revenues in 2011 (+ 26%) as compared to 2010 and higher aging of the accounts receivables of voice retail customers.

Other Operating Expenses

Other operating expenses, which include costs associated with Value Added Services, transportation costs, insurance, energy and rentals, among others, increased 21% to P$969 million in 2011 from P$802 million in 2010 primarily as a result of the increase in the prices of transportation, fuel and electricity used to provide Telecom Argentina’s services. Other operating expenses also were higher due to higher costs associated with the provision of Value Added Services to Personal and Núcleo’s subscribers, higher costs of site leases and international and satellite connectivity.

Operating income before depreciation and amortization

Our consolidated operating income before depreciation and amortization was P$5,969 million in 2011 and P$4,858 million in 2010, representing 32% and 33% of total consolidated revenues, respectively.

Depreciation and Amortization

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

Gain on disposal of PP&E

The gain on disposal of PP&E amounted to P$22 million, an increase of P$15 million vs. 2010 and mainly corresponds to the Fixed Services segment.

Operating income

During 2011, consolidated operating income was P$3,833 million, representing an increase of P$680 million or 22% from 2010. Operating income represented 21% of consolidated revenues in 2011 versus 22% in 2010.

	Years Ended December 31,		% of Change
	2011	2010	2011-2010
	(P$ millions / %)		Increase
Operating income before depreciation and amortization (1)	5,969	4,858	23
As % of revenues	32	33
Depreciation and amortization	(2,158)	(1,712)	26
As % of revenues	(12)	(12)
Gain on disposal of PP&E	22	7	214
Operating income	3,833	3,153	22
As % of revenues	21	22

(1)         (1)   Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Financial results, net

During 2011, Nortel recorded a net financial result of P$ nil compared to a net financial loss of P$292 million in 2010. The positive change in the net financial results was mainly due to lower net foreign currency exchange losses by P$90 million as compared to 2010 (including the effect of loss on derivatives), lower interest on financial debt of P$119 million and higher interest on cash equivalents, investments and receivables by P$96 million partially offset by higher interest on provisions by P$42 million.

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

(i)    Regarding current tax expenses, Telecom Argentina, Telecom Argentina USA, Personal and Núcleo generated tax profit in fiscal year 2011, resulting in a current income tax of P$1,434 million versus P$1,067 million in 2010. Telecom Argentina’s current income tax expense assessed in 2011 amounted to P$379 million as compared to P$408 million in 2010; Personal’s, in 2011, amounted to P$1,039 million compared to P$655 million in 2010; and Núcleo’s, in 2011, amounted to P$16 million compared to P$4 million in 2010.

(ii)   Regarding the deferred tax, in 2011 and 2010, the Company recorded a deferred tax expense of P$4 million and a deferred tax benefit of P$1 million, respectively; Telecom Argentina and Telecom USA recorded a deferred tax benefit of P$101 million and P$79 million, respectively; Personal recorded a deferred tax loss of P$59 million and P$79 million in 2011 and 2010, respectively; and Núcleo generated a P$2 million gain in 2011 and a P$6 million loss in 2010, totaling P$40 million of deferred tax benefit in 2011 and P$5 million of deferred tax expense in 2010.

(iii)  Regarding the analysis of recoverability of deferred tax assets, the Company recorded the reversal of the valuation allowance for deferred tax assets of P$5 million in 2011 and a valuation allowance for deferred tax assets of P$1 million in 2010, Personal recorded a valuation allowance for deferred tax assets of P$5 million and P$3 million in 2011 and 2010, respectively, while no charges were recorded for Telecom Argentina and Núcleo in those years.

Net income

For 2011, we recorded net income of P$2,439 million (13% of total consolidated revenues), of which P$1,273 million is attributable to Nortel. The Fixed Services segment accounted for a gain of P$517 million, the Personal Mobile Services segment accounted for a P$1,936 million gain and the Núcleo Mobile Services segment accounted for a gain of P$89 million, representing 8%, 15% and 12% of the total segment revenues, respectively, and the Nortel segment accounted for a loss of P$103 million.

For 2010, we recorded net income of P$1,785 million (12% of total consolidated revenues), of which P$895 million are attributable to Nortel. The Fixed Services segment accounted for a gain of P$592 million, the Personal Mobile Services segment accounted for a P$1,315 million gain and the Núcleo Mobile Services segment accounted for a gain of P$42 million, representing 11%, 14% and 9% of the total segment revenues, respectively, and the Nortel segment accounted for a loss of P$164 million.

(B)  Results of Operations by Segment

(B.1)  Fixed Services Segment

Results of operations for our Fixed Services segment for 2012, 2011 and 2010 are comprised as follows:

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ millions)			Increase/(Decrease)

Revenues (1)	7,061	6,208	5,393	14	15
Other Income (2)	84	26	21	223	24
Operating expenses (without depreciation and amortization)	(5,500)	(4,614)	(3,725)	19	24
Operating income before depreciation and amortization (3)	1,645	1,620	1,689	2	(4)
Depreciation and amortization	(929)	(818)	(776)	14	5
Gain on disposal of PP&E	7	20	5	(65)	300
Operating income	723	822	918	(12)	(10)
Financial results, net	52	(27)	3	n/a	n/a
Income tax expense	(273)	(278)	(329)	(2)	(16)
Net income	502	517	592	(3)	(13)

(1)         Includes intersegment revenues of P$1,038 million, P$879 million and P$733 million in 2012, 2011 and 2010, respectively.

(2)         Includes intersegment other income of P$9 million, P$6 million and P$6 million in 2012, 2011 and 2010, respectively.

(3)         Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Revenues

During 2012, revenues from our Fixed Services segment increased by 14% to P$7,061 million from P$6,208 million in 2011. During 2011, revenues from our Fixed Services segment increased by 15% from P$5,393 million in 2010. Regulated voice services are still affected by rate Pesification. The increase in each year was due to several factors, including a 5% and 12% growth in Internet accesses in 2012 and 2011, respectively, and a 1% growth in the number of lines in service in 2011, which increased the monthly consumption of the offered services.

Revenues from our Fixed Services segment for 2012, 2011 and 2010 are comprised as follows:

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ millions)			Increase/(Decrease)
Voice — retail	2,475	2,357	2,211	5	7
Voice — wholesale	739	747	687	(1)	9
Data	735	583	488	26	19
Internet	1,993	1,553	1,204	28	29
Service Revenues	5,942	5,240	4,590	13	14
Equipment (1)	81	89	70	(9)	27
Subtotal third party revenues	6,023	5,329	4,660	13	14
Intersegment	1,038	879	733	18	20
Total Fixed Services revenues	7,061	6,208	5,393	14	15

(1)         This item is composed of voice, data and Internet equipment in each year.

Voice — retail

Revenues from voice - retail represented 35% of our total segment revenues for 2012 compared to 38% of our total segment revenues for 2011 and 41% of our total segment revenues for 2010. Revenues from voice - retail increased 5% to P$2,475 million in 2012 from P$2,357 million in 2011 and increased 7% in 2011 from P$2,211 million in 2010.

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

Monthly basic charges increased 8 % to P$1,032 million in 2012 from P$957 million in 2011 and increased 1% from P$944 million in 2010. Such growth was due to the level of service packages sold as well as increased prices for non-regulated services during the period.

Measured service charges increased 5 % to P$1,306 million in 2012 from P$1,242 million in 2011and increased 12% from P$1,110 million in 2010. Such increases were due to higher local calls. However, some fixed services rates remained unchanged since 2002 as a result of the Pesification and freeze of rates imposed by the Argentine government.

Voice — wholesale

Revenues from voice - wholesale represented 10% of our total segment revenues for 2012 compared to 12% and 13% in 2011 and 2010, respectively. Revenues from voice-wholesale decreased 1% to P$739 million in 2012 from P$747 million in 2011 and increased 9% from P$687 million in 2010.

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

Interconnection services decreased 2 % to P$516 million in 2012 from P$525 million in 2011 and increased 1% from P$522 million in 2010.

Data and Internet

Revenues from data and Internet represented 39% of our total segment revenues in 2012 compared to 34% and 31% in 2011 and 2010, respectively. Revenues from data and Internet services increased 28% to P$2,728 million in 2012 from P$2,136 million in 2011 and increased 26% from P$1,692 million in 2010.

Revenues from Internet increased 28% to P$1,993 million in 2012 from P$1,553 million in 2011 and increased 29% from P$1,204 million in 2010. The increase was mainly due to the growth in the number of Internet accesses and to the increase in the average price of fixed charge services as a result of the completion of promotions granted to customers in the first months of subscription. As of December 31, 2012, the number of Internet accesses increased approximately 5% to 1.63 million from 1.55 million as of December 31, 2011 and increased 12% from 1.38 million as of December 31, 2010.

Revenues from data services increased 26% to P$735 million in 2012 from P$583 million in 2011 and increased 19% from P$488 million in 2010. The increase was mainly due to an increase in virtual private network services (private data network services replacing the point-to-point service) leases of circuits, dedicated lines and the growth in data center services. The majority of our revenues from data transmission services is denominated in U.S. dollars and, consequently, in 2012 and 2011, was affected by the fluctuations in the exchange rate between the peso and the U.S. dollar resulting in an increase in data transmission revenues.

Equipment

Revenues from equipment decreased by 9%, to P$81 million in 2012 from P$89 million in 2011 and increased 27% from P$70 million in 2010. The decrease in 2012 was principally due to the decrease of sales of equipment related to construction contracts. The increase in 2011 was mainly due to higher sales of “Aladino” telephone sets and data equipment. In particular, we recorded P$25 million and P$14 million due to construction contracts during 2011 and 2010, respectively.

Intersegment

Intersegment revenues mainly includes interconnection services, which primarily include access, termination and transport of calls, leases of circuits, revenues related to billing and collection services charged.

During 2012, our intersegment revenues increased 18% to P$1,038 million from P$879 million in 2011 and increased 20% from P$733 million in 2010. This increase was mainly due to higher revenues on leases of circuits to Personal as part of the growth of its network traffic. The intersegment revenues are eliminated at consolidated level.

Other Income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2012, other income increased 223% to P$84 million from P$26 million, mainly due to P$57 million of penalties collected from suppliers. In 2011, other income increased 24% from P$21 million in 2010 mainly due to an increase in penalties collected from suppliers.

Operating Expenses (without depreciation and amortization)

During 2012, total operating expenses for the Fixed Services segment increased 19% to P$5,500 from P$4,614 million in 2011 and increased 24% from P$3,725 million in 2010. The increase was mainly due to increases in employee benefit expenses and severance payments, fees for services, maintenance, materials and supplies and taxes and fees with the Regulatory Authority.

Detailed below are the major components of our operating expenses for the years ended December 31, 2012, 2011 and 2010 related to our Fixed Services segment:

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ millions)			Increase/(Decrease)
Employee benefit expenses and severance payments	2,380	1,949	1,505	22	30
Interconnection costs and other telecommunications charges	507	491	456	3	8
Fees for services, maintenance, materials and supplies	950	815	686	17	19
Taxes and fees with the Regulatory Authority	449	367	304	22	21
Commissions	169	139	114	22	22
Cost of equipments	44	59	45	(25)	31

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ millions)			Increase/(Decrease)
Advertising	171	154	142	11	8
Provisions	89	164	71	(46)	131
Bad debt expenses	56	28	24	100	17
Restructuring Costs	83	—	—	n/a	n/a
Other operating expenses	602	448	378	34	19
Total Fixed Services (1)	5,500	4,614	3,725	19	24

(1)         Includes intersegment cost of P$112 million, P$86 million and P$56 million in 2012, 2011 and 2010, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2012, employee benefit expenses and charges for severance payments were approximately P$2,380 million, representing a 22% increase from P$1,949 million in 2011. In 2011, these charges increased 30% from P$1,505 million in 2010. The increase was mainly due to salary increases and an increase in the number of employees in this segment in 2012. The Fixed Services segment had 11,115, 11,093 and 10,855 employees as of December 31, 2012, 2011 and 2010, respectively.

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by our customers.

In 2012 interconnection costs and other telecommunications charges amounted to P$507 million, representing an increase of 3% from P$491 million in 2011. In 2011 these charges increased 8% from P$456 million in 2010. The increase was mainly due to higher traffic volume resulting from Telecom Argentina’s network, price increases resulting from inflation and an increase in outgoing traffic originated in our network that required the payment of fees to transport such calls across international lines.

Fees for Services, Maintenance, Materials and Supplies

During 2012, fees for services, maintenance, materials and supplies increased 17% to P$950 million from P$815 million in 2011 and increased 19% from P$686 million in 2010. The increase was mainly due to higher maintenance costs, the increase in the prices of certain supplies due to the effects of inflation and higher costs of services, especially those related to call centers (a P$32 million increase from 2011 to 2012 and a P$28 million increase from 2010 to 2011), as a result of an increase in the commercial activity, as well as technical maintenance fees (a P$38 million increase from 2011 to 2012 and a P$26 million increase from 2010 to 2011).

Taxes and fees with the Regulatory Authority

Expenses related to taxes and fees with the Regulatory Authority increased 22% to P$449 million in 2012 from P$367 million in 2011 and increased 21% from P$304 million in 2010, mainly due to charges of turnover tax (a P$37 million increase from 2011 to 2012 and a P$33 million increase from 2010 to 2011) as a result of the increase in revenues during both years.

Commissions

During 2012, costs relating to commissions amounted to approximately P$169 million, representing an increase of 22% as compared to P$139 million in 2011. In 2011, these charges increased 22% from P$114 million in 2010. The increase in both years was mainly due to higher commissions for collections as a result of increased sales and higher transaction cost for collection services.

Cost of Equipments

During 2012, 2011 and 2010 we recorded P$44 million, P$59 million and P$45 million in cost of equipments, respectively. The decrease in 2012 was mainly due to the decrease in the costs of construction contracts. The increases in costs incurred in 2011 were primarily attributable to increased sales of “Aladino” telephone sets and data equipment (including P$14 million and P$10 million due to construction contracts in 2011 and 2010, respectively).

Advertising

During 2012, we recorded P$171 million in costs of advertising representing an increase of 11% as compared to P$154 million recorded in 2011. In 2011, these charges increased 8% from P$142 million in 2010. Telecom Argentina continued its advertising campaigns as a result of competition in the Internet services market.

Provisions

During 2012, we recorded P$89 million in provisions compared to P$164 million recorded in 2011 and P$71 million recorded in 2010. The decrease in 2012 was mainly due to the decrease in labor claims of approximately P$54 million and lower regulatory and tax claims for approximately P$21 million. In 2011 the increase was mainly due to the higher labor claims for approximately P$75 million and higher regulatory and tax claims for approximately P$19 million, partially offset by a reduction in trade claims.

Bad Debt Expenses

In 2012, bad debt expenses amounted to P$56 million, representing an increase of 100% from P$28 million in 2011. The increase was mainly due to higher aging in accounts receivable, mainly in the “Residential, professional and commercial” customers segment. In 2011 theses charges increased 17% from P$24 million in 2010. The charges in each year represented less than 1% of the Fixed Services segment revenues.

Restructuring Costs

In the last quarter of 2012 Telecom Argentina’s Management decided to implement a restructuring plan aimed to improve the efficiency of the Telecom Group’s organizational structure. This plan contemplates the removal and / or merger of management structures in various areas of Telecom Argentina. The total estimated cost amounted to P$83 million in 2012.

Other Operating Expenses

Other operating expenses include accrued expenses such as transportation costs, insurance, international and satellite connectivity, energy and rentals.

During 2012, our other operating expenses amounted to P$602 million compared to P$448 million in 2011 and P$378 million in 2010. The increases were primarily due to the elimination of subsidies on certain public services and the increase in prices of transportation, fuel and electricity used to provide Telecom Argentina’s services.

Operating Income before depreciation and amortization

Our operating income before depreciation and amortization from the Fixed Services segment was P$1,645 million in 2012, P$1,620 million in 2011 and P$1,689 million in 2010, representing 23%, 26% and 31% of total segment revenues, respectively.

Depreciation and Amortization

Depreciation and amortization expenses were P$929 million in 2012, P$818 million in 2011 and P$776 million in 2010. The increase was mainly due to assets acquired during 2012 and 2011, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

Gain on disposal of PP&E

The gain amounted to P$7 million, P$20 million and P$5 million in 2012, 2011 and 2010, respectively.

Operating Income

Operating income represented 10%, 13% and 17% of total segment revenues in 2012, 2011 and 2010, respectively. In 2012, the operating income from our Fixed Services segment decreased 12% to P$723 million from P$822 million in 2011. In 2011, operating income decreased 10% from P$918 million in 2010. The decrease in both years was mainly due to a reduction in Operating Income before Depreciation and Amortization margin and an increase in depreciation and amortization as explained above.

Telecom Argentina operating income in the Fixed Services Segment continues to be affected by the Pesification and freeze of regulated rates. See “—Factors affecting results of operations—Rate Regulation”.

The following table shows our operating income from the Fixed Services segment in 2012, 2011 and 2010 and its percentage of revenues in each year.

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ millions / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	1,645	1,620	1,689	2	(4)
As % of revenues	23	26	31
Depreciation and amortization	(929)	(818)	(776)	14	5
As % of revenues	(13)	(13)	(14)
Gain on disposal of PP&E	7	20	5	(65)	300
Operating income	723	822	918	(12)	(10)
As % of revenues	10	13	17

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Financial results, net

During 2012, we recorded a net financial gain of P$52 million compared to a net financial loss of P$27 million in 2011. The increase in our financial results was mainly attributed to higher interest from cash equivalents and investments of approximately P$38 million and lower interest of approximately P$47 million related to provisions for legal claims and severance payments and termination benefits. In addition, during 2012, a net foreign currency exchange gain of P$6 million was recorded.

During 2011, we recorded a net financial loss of P$27 million compared to a net financial income of P$3 million in 2010. The decrease in our financial results was mainly attributed to lower interest from investments of approximately P$17 million and higher interest of approximately P$40 million related to provisions. In addition, during 2011, a net foreign currency exchange gain of P$4 million was recorded.

Income tax expense

As previously mentioned, the income tax charge includes three effects (See “—Years ended December 31, 2012, 2011 and 2010—(A) Consolidated Results of Operations—(A.1) 2012 Compared to 2011—Income tax expense”).

During 2012, our Fixed Services segment recorded an income tax expense of P$273 million compared to P$278 million in 2011 and P$329 million in 2010. The decrease in 2012 and 2011 was mainly due to the decrease in our pre-tax income compared to 2011and 2010, respectively.

The income tax expense in 2012 was mainly attributable to the recognition of current income tax expense (amounting to P$312 million), partially offset by income generated by a deferred tax on temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria (amounting to P$39 million). The income tax expense in 2011 was mainly attributable to the recognition of current income tax expense (amounting to P$379 million), partially offset by income generated by a deferred tax on temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria (amounting to P$101 million). The income tax expense in 2010 was mainly attributable to the recognition of current income tax expense

(amounting to P$408 million), partially offset by income generated by a deferred tax on temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria (amounting to P$79 million).

Net Income

For 2012, 2011 and 2010, the Fixed Services segment recorded net income of P$502 million, P$517 million and P$592 million, respectively. The decrease in 2012 was mainly due to a reduction in our operating income compared to the gain recorded in 2011, partially offset by an increase in Financial Results and a reduction in the income tax expense as detailed above. The decrease in 2011 was mainly due to a reduction in our operating income, and the loss recorded in our financial results, net compared to the gain recorded in 2010, partially offset by a reduction in the income tax expense as detailed above.

(B.2)  Personal Mobile Services Segment

Results of operations from our Personal Mobile Services segment for 2012, 2011 and 2010 are comprised as follows:

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ millions)			Increase/(Decrease)
Revenues (1)	15,350	12,548	9,559	22	31
Other Income	4	10	10	(60)	—
Operating expenses (without depreciation and amortization)	(10,760)	(8,449)	(6,549)	27	29
Operating income before depreciation and amortization (2)	4,594	4,109	3,020	12	36
Depreciation and amortization	(1,526)	(1,190)	(841)	28	41
Gain on disposal of PP&E	1	2	2	(50)	—
Operating income	3,069	2,921	2,181	5	34
Financial results, net	186	118	(129)	58	n/a
Income tax expense	(1,170)	(1,103)	(737)	6	50
Net income	2,085	1,936	1,315	8	47

(1)         Includes intersegment revenues of P$123 million, P$93 million and P$58 million in 2012, 2011 and 2010, respectively.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Revenues

During 2012, revenues from our Personal Mobile Services segment increased by 22% to P$15,350 million from P$12,548 million in 2011 and increased 31% from P$9,559 million in 2010. The increase in each year was mainly due to the growth in the subscriber base, the increase in prices of our services and the increase in the monthly consumption of the offered services, primarily data and Internet services.

An important monthly operational measure used in the Personal Mobile Services segment is ARPU, which we calculate by dividing adjusted total service revenues — excluding outcollect wholesale roaming, cell site rental and reconnection fee revenues and others — (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Personal’s ARPU calculations presented in this Annual Report. Our Management believes that this measure is helpful in assessing the development of the subscriber base in the Personal Mobile Services segment.

The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations:

	Years Ended December 31,
	2012	2011	2010
	(P$ millions)
Total service revenues (1)	13,435	11,076	8,541
Components of service revenues not included in the ARPU calculation:
Outcollect wholesale roaming	(250)	(210)	(229)
Cell sites rental	(25)	(18)	(24)
Reconnection fees and others	(220)	(145)	(83)
Adjusted total service revenues included in the ARPU calculation	12,940	10,703	8,205
Average number of subscribers during the year (thousands)	18,687	17,336	15,426

(1)         Certain components of service revenues are not included in the ARPU calculation. Includes Intersegment revenues for P$123 million in 2012, P$93 million in 2011 and P$58 million in 2010.

During 2012, ARPU increased 12% to approximately P$57.7 per customer per month compared to approximately P$51.4 per customer per month in 2011. ARPU reached P$44.4 per customer per month in 2010.

The total number of Personal’s subscribers increased approximately 4% to 18,975,000 as of December 31, 2012 from 18,193,000 as of December 31, 2011 and increased 11% from 16,333,000 as of December 31, 2010. The increase in both years was fueled by increased penetration in the mobile services market in Argentina. As of December 31, 2012, the subscriber base in Argentina amounted to approximately 12,774,000 prepaid subscribers, or 67% of the total subscriber base, approximately 2,535,000 post-paid subscribers, or 14% of the total subscriber base and approximately 3,666,000 “Cuentas Claras” plan subscribers, or 19% of the total subscriber base.

Revenues from our Personal Mobile Services segment for 2012, 2011 and 2010 are comprised as follows:

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ millions)			Increase
Voice — retail	4,461	4,001	3,453	11	16
Voice — wholesale	1,838	1,726	1,642	6	5
Data	5,765	4,482	2,997	29	50
Internet	1,248	774	391	61	98
Services Revenues	13,312	10,983	8,483	21	29
Equipment	1,915	1,472	1,018	30	45
Subtotal third party revenues	15,227	12,455	9,501	22	31
Intersegment	123	93	58	32	60
Total Personal Mobile Services Revenues	15,350	12,548	9,559	22	31

Voice — retail

Revenues from voice - retail represented 29% of our total segment revenues in 2012 compared to 32% and 36% of our total segment revenues in 2011 and 2010, respectively. Revenues from voice - retail increased 11% to P$4,461 million in 2012 from P$4,001 million in 2011 and increased 16% from P$3,453 million in 2010.

Voice - retail mainly includes revenues from monthly basic charges, airtime usage charges and roaming charges billed to our customers for their use of our and other carriers’ networks.

Monthly basic charges increased 26% to P$2,137 million in 2012 from P$1,698 million in 2011 and increased 30% in 2011 from P$1,307 million in 2010. Airtime usage charges decreased 3% to P$1,961million in 2012 from P$2,022 million in 2011 and increased 4% to P$2,022 million in 2011 from P$1,947 million in 2010. Roaming charges billed and other services increased 29% to P$363 million in 2012 from P$281 million in 2011 and increased 41% in 2011 from P$199 million in 2010. Such increases were mainly due to an increase in the subscriber base, an increase in the volume of total traffic and an increase in the prices of our services.

Voice — wholesale

Revenues from voice - wholesale represented 12% of our total segment revenues in 2012 compared to 14% and 17% of our total segment revenues in 2011 and 2010, respectively. Revenues from voice - wholesale increased 6% to P$1,838 million in 2012 from P$1,726 million in 2011 and increased 5% from P$1,642 million in 2010.

Voice — wholesale mainly includes revenues from CPP, TLRD and roaming charges billed to other mobile service providers whose customers use our network.

CPP and TLRD increased 4% to P$1,568 million in 2012 from P$1,503 million in 2011 and increased 8% from P$1,392 million in 2010. Such increases were mainly due to increased traffic volume in Argentina.

Roaming charges billed and other services increased 21% to P$270 million in 2012 from P$223 million in 2011 and decreased 11% from P$250 million in 2010. The increase in 2012 was due to an increase in the traffic volume in Argentina, while the decrease in 2011 was due to a reduction in the traffic volume in Argentina.

Data and Internet

Data and Internet services mainly include SMS, MMS, GPRS and Internet. Data and Internet represented 46%, 42% and 35% of our total segment revenues for 2012, 2011, and 2010, respectively.

Revenues from data mainly include SMS, MMS and other value added services. Revenues from data increased 29% to P$5,765 million in 2012 from P$4,482 million in 2011. Revenues from data increased 50% in 2011 from P$2,997 million in 2010. The increases were largely due to Telecom Personal’s efforts to create value added services which featured technological innovation.

In particular, revenues of SMS increased 21% to P$4,668 million in 2012 from P$3,847 million in 2011 (the monthly average number of SMS growth 3% to 5,769 million in 2012 from 5,587 million in 2011). Revenues of SMS increased 53% to P$3,847 million in 2011 from P$2,519 million in 2010 (the monthly average number of SMS growth 21% to 5,587 million in 2011 from 4,614 million in 2010).

Revenues from Internet increased 61% to P$1,248 million in 2012 from P$774 million in 2011. Revenues from Internet increased 98% in 2011 from P$391 million in 2010. Such increases were mainly due to an increase in the subscriber base.

Equipment

Equipment revenues consist primarily of revenues from the mobile handsets sold to new and existing subscribers and to agents and other third-party distributors. The revenues associated with the sale of mobile handsets and related expenses are recognized when the products are delivered and accepted by the subscribers, agents and other third-party distributors.

During 2012, handset revenues increased 30% to P$1,915 million from P$1,472 million in 2011 and increased 45% from P$1,018 million in 2010. The increases were primarily due to the expansion of the subscriber base and a higher selling price of handsets sold. Additionally, as a result of technological advances and our provision of state-of-the-art services, more subscribers upgraded their mobile handsets.

Intersegment

Intersegment revenues mainly include services rendered to Telecom Argentina and primarily consist in monthly basic charges, airtime usage charges and Value Added Services. During 2012, our intersegment revenues increased 32% to P$123 million in 2012 from P$93 million in 2011 and increased 60% from P$58 million in 2010. The intersegment revenues are eliminated at the consolidated level.

Other Income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2012, other income was P$4 million, representing a decrease of 60% from P$10 million in 2011 and 2010.

Operating Expenses (without depreciation and amortization)

Total operating expenses in our Personal Mobile Services segment increased 27% to P$10,760 million in 2012 from P$8,449 million in 2011 and increased 29% from P$6,549 million in 2010. In line with our increases in revenues, during 2012 and 2011, all items in the cost structure of the Personal Mobile Services segment experienced material increases. This trend reflects increases in certain costs related to acquiring and retaining customers, taxes, commissions associated with sales and expansion of the customer service staff.

Detailed below are the major components of the operating expenses for the years ended December 31, 2012, 2011 and 2010 in the Personal Mobile Services segment:

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ millions)			Increase/(Decrease)
Employee benefit expenses and severance payments	825	605	433	36	40
Interconnection costs and other telecommunications charges	1,947	1,621	1,428	20	14
Fees for services, maintenance, materials and supplies	1,242	966	691	29	40
Taxes and fees with the Regulatory Authority	1,542	1,205	934	28	29
Commissions	1,745	1,353	1,051	29	29
Cost of equipments	1,964	1,568	1,139	25	38
Advertising	436	400	266	9	50
Provisions	65	61	59	7	3
Bad debt expenses	211	134	92	57	46
Restructuring Costs	7	—	—	n/a	n/a
Other operating expenses	776	536	456	45	18
Total Personal Mobile Services (1)	10,760	8,449	6,549	27	29

(1)         Includes intersegment cost of P$1,049 million, P$884 million and P$736 million in 2012, 2011 and 2010, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2012, employee benefit expenses and severance payments charges increased 36% to P$825 million from P$605 million in 2011 and increased 40% from P$433 million in 2010. The increase was mainly due to the salary increases that Personal implemented and the increase in the number of full-time employees. The Personal Mobile Services segment had 5,254, 4,820 and 4,370 employees as of December 31, 2012, 2011 and 2010, respectively.

Interconnection Costs and other telecommunications charges

During 2012, interconnection costs and other telecommunications charges increased 20% to P$1,947 million from P$1,621 in 2011 and increased 14% from P$1,428 million in 2010. The increase was mainly due to higher traffic volume resulting from Personal’s network and higher costs of roaming due to an increase in mobile traffic among mobile operators as a consequence of a growth in the total subscriber base. Interconnection costs and other telecommunications charges includes intersegment costs of P$780 million, P$652 million and P$542 million in 2012, 2011 and 2010, respectively, that are eliminated at consolidated level.

Fees for services, Maintenance, Materials and Supplies

In 2012, fees for services, maintenance, materials and supplies expenses increased 29% to P$1,242 million from P$966 million in 2011 and increased 40% from P$691 million in 2010. The increase was mainly due to an increase in the prices for the principal services received caused by the effects of inflation, higher service costs related to call centers (a P$143 million increase from 2011 to 2012 and a P$106 million increase from 2010 to 2011), as a result of an increase in the commercial activity and higher maintenance costs of hardware and software. Fees for services, maintenance, materials and supplies expenses includes intersegment costs of P$153 million, P$122 million and P$92 million in 2012, 2011 and 2010, respectively, that are eliminated at consolidated level.

Taxes and fees with the Regulatory Authority

During 2012, taxes and fees with the Regulatory Authority increased 28% to P$1,542 million from P$1,205 million in 2011 and increased 29% from P$934 million in 2010. The increase in each year was mainly attributable to the increase in total segment revenues.

Commissions

In 2012, commissions increased 29% to P$1,745 million from P$1,353 million in 2011 and increased 29% from P$1,051 million in 2010. These increases were mainly due to a growth in commercial activity and a growth in the subscriber base. Commissions include intersegment cost of P$57 million, P$61 million and P$55 million in 2012, 2011, and 2010, respectively, that are eliminated at consolidated level.

Cost of Equipments

During 2012, the cost of equipments and handsets sold increased 25% to P$1,964 million from P$1,568 million in 2011 and increased 38% from P$1,139 million in 2010. The increase in costs of mobile handsets in 2012 was mainly due to higher average unit cost of sales (+26% vs. 2011) offset by a decrease in the number of handsets sold (-5% vs. 2011). The increase in costs of mobile handsets in 2011 was mainly due to an increase in the number of handsets sold (+18% vs. 2010).

Advertising

During 2012, advertising expenses including media, promotional and institutional campaigns, amounted to P$436 million, representing an increase of 9% from P$400 million in 2011. This increase was due to the increase in promotional campaigns. During 2011, these costs increased 50% from P$266 million in 2010. This variation was mainly due to higher media advertising expenses for approximately P$91 million including the effects of the Personal rebranding, and other promotional campaigns for approximately P$43 million and P$27 million, as a result of efforts to retain and expand the mobile subscriber base.

Provisions

During 2012, we recorded P$65 million in provisions compared with P$61 million and P$59 million recorded in 2011 and 2010, respectively. The increase in 2012 was mainly due to higher claims recorded, in particular an increase in trade claims for P$20 million, partially offset by lower labor claims for P$14 million. The increase in 2011 was mainly due to higher claims recorded, in particular an increase in labor claims for P$29 million, partially offset by lower trade claims for P$19 million and regulatory and tax claims for P$8 million.

Bad Debt Expenses

In 2012 bad debt expenses amounted to P$211 million, representing an increase of 57% from P$134 million in 2011. The increase was mainly due to higher revenues in 2012 (+22%) as compared to 2011 and higher aging in accounts receivables in voice retail customers. In 2011, bad debt expenses increased 46% from P$92 million in 2010. These charges in each year represented approximately 1% of the Personal Mobile Services segment revenues.

Restructuring Costs

In the last quarter of 2012 the Management decided to implement a restructuring plan aimed to improve the efficiency of the Telecom Group’s organizational structure. This plan contemplates the removal and / or merger of management structures in various areas of Personal. The plan involves the dismissal of about 9 members of middle and upper management with a total estimated cost of P$7 million.

Other Operating Expenses

Other operating expenses include accrued expenses such as costs associated with the provision of Value Added Services, transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased 45% to P$776 million in 2012 from P$536 million in 2011 and increased 18% from P$456 million in 2010. The increase was mainly due to higher costs associated with the provision of Value Added Services to subscribers for approximately P$135 million and P$36 million in 2012 and 2011, respectively, and higher costs of transportation, freight and travel for P$17 million and P$36 million in 2012 and 2011, respectively. Other operating expenses include intersegment costs of P$59 million, P$49 million and P$47 million in 2012, 2011, and 2010, respectively, that are eliminated at consolidated level.

Operating Income before depreciation and amortization

Our operating income before depreciation and amortization from the Personal Mobile Services segment reached P$4,594 million in 2012, P$4,109 million in 2011 and P$3,020 million in 2010, representing 30%, 33% and 32% of total segment revenues in 2012, 2011 and 2010, respectively. The increase in each year was mainly due to higher growth in revenues, partially offset by increases in operating costs (before depreciation and amortization).

Depreciation of PP&E and Amortization of Intangible Assets

During 2012 depreciation of PP&E and amortization of intangible assets increased 28% to P$1,526 million from P$1,190 million in 2011 and increased 41% from P$841 million in 2010. The increase was the result of higher investment in PP&E and intangible assets, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets. In particular, during 2012 amortization of SAC increased P$193 million and depreciation of PP&E and other intangible assets increased P$143 million compared to 2011. During 2011 amortization of SAC increased P$192 million and depreciation of PP&E and other intangible assets increased P$157 million compared to 2010.

Gain on disposal of PP&E

The gain amounted to P$1 million in 2012 and P$2 million a in 2011 and 2010.

Operating Income

In 2012, our operating income from the Personal Mobile Services segment was P$3,069 million, representing an increase of 5% from P$2,921 million in 2011, and increased 34% from P$2,181 million in 2010. Operating income represented 20% of revenues in 2012 and 23% of revenues for this segment in 2011 and 2010. The increase in operating income was mainly due to the growth in service and equipment revenues, partially offset by increases in operating expenses and depreciation and amortization as explained above.

The following table shows our operating income from the Personal Mobile Services segment in 2012, 2011 and 2010 and its percentage of revenues in each year:

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ millions / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	4,594	4,109	3,020	12	36
As % of revenues	30	33	32
Depreciation and amortization	(1,526)	(1,190)	(841)	28	41
As % of revenues	(10)	(9)	(9)
Gain on disposal of PP&E	1	2	2	(50)	—
Operating income	3,069	2,921	2,181	5	34
As % of revenues	20	23	23

(1)        Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Financial results, net

During 2012, the Personal Mobile Services segment recorded a net financial gain of P$186 million compared to a net financial gain of P$118 million in 2011 and a net financial loss of P$129 million in 2010. The gain recorded in 2012 was mainly attributed to interest from cash equivalents and investments of approximately P$232 million. In addition, the devaluation of the peso against the U.S. dollar generated a net foreign currency exchange loss of P$55 million in 2012. The gain recorded in 2011 was mainly attributed to interest from cash and cash equivalents and investments of approximately P$136 million. In addition, the devaluation of the peso against the U.S. dollar was approximately 8% and generated a net foreign currency exchange loss of P$24 million (including the effect of derivative financial instruments entered into to hedge foreign exchange exposure) in 2011.

Income Tax Expense

During 2012, our Personal Mobile Services segment recorded an income tax expense of P$1,170 million compared to P$1,103 million in 2011 and P$737 million in 2010. The increase was mainly due to higher pre-tax income in each year. The income tax expense in 2012 was mainly attributable to the recognition of current income tax expense amounting to P$1,187 million, partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria amounting to P$20 million and the P$3 million increase in the allowance for net deferred tax assets.

The income tax expense in 2011 was mainly attributable to the recognition of current income tax expense amounting to P$1,039 million, the loss generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria amounting to P$59 million and a loss of P$5 million in the allowance for net deferred tax assets.

The income tax expense in 2010 was mainly attributable to the recognition of current income tax expense amounting to P$655 million, the loss generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria amounting to P$79 million and a loss of P$3 million in the allowance for net deferred tax assets.

Net Income

During 2012, our Personal Mobile Services segment reported net income of P$2,085 million as compared to P$1,936 million during 2011 and P$1,315 million in 2010. The increase in net income in 2012 and 2011was mainly due to higher operating income and financial results, partially offset by higher income tax expense, as explained above.

(B.3)  Núcleo Mobile Services Segment

Results of operations from our Núcleo Mobile Services segment for 2012, 2011 and 2010 are comprised as follows:

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ millions)			Increase / (Decrease)
Total revenues (1)	873	718	469	22	53
Operating expenses (without depreciation and amortization)	(542)	(454)	(311)	19	46
Operating income before depreciation and amortization (2)	331	264	158	25	67
Depreciation and amortization	(157)	(150)	(95)	5	58
Operating income	174	114	63	53	81
Financial results, net	(9)	(11)	(11)	(18)	—
Income tax expense	(20)	(14)	(10)	43	40
Net income	145	89	42	63	112

(1)         Includes intersegment revenues of P$6 million, P$4 million and P$3 million in 2012, 2011 and 2010, respectively.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Revenues

During 2012, total revenues from Núcleo increased by 22% to P$873 million from P$718 million in 2011. This increase was mainly due to an increase of 7% in Núcleo’s subscriber base that reached approximately 2,295,000 mobile subscribers as of December 31, 2012, the appreciation of the Guaraní of 9% and the increase in internet revenues (+83%). As of December 31, 2012, Núcleo had approximately 1,872,000 prepaid subscribers, representing 82% of Núcleo’s total mobile subscriber base.

Value Added Services sales (included in Data and Internet services) grew by 26% in 2012 as compared to 2011.

During 2011, total revenues from Núcleo increased by 53% to P$718 million from P$469 million in 2010. This increase was mainly due to the increase in the volume of traffic, as a consequence of the growth in the subscriber base, the appreciation of the Guarani and the increase in the number of handsets sold as a result of technological advances. Núcleo had approximately 2,141,000 mobile subscribers as of December 31, 2011, which represented an increase of approximately 15% as compared to 2010. As of December 31, 2011, Núcleo had approximately 1,792,000 prepaid subscribers, representing 84% of Núcleo’s total mobile subscriber base.

Value Added Services sales (included in Data and Internet services) grew by 64% in 2011 as compared to 2010.

Revenues from our Núcleo Mobile Services segment for 2012, 2011 and 2010 are comprised as follows:

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ millions)			Increase
Voice	414	353	254	17	39
Data	267	251	156	6	61
Internet	154	84	48	83	75
Service revenues	835	688	458	21	50
Equipment	32	26	8	23	225
Subtotal third party revenues	867	714	466	21	53
Intersegment	6	4	3	50	33
Total revenues	873	718	469	22	53

Operating Expenses (without depreciation and amortization)

Total operating expenses in our Núcleo Mobile Services segment increased 19% to P$542 million in 2012 from P$454 million in 2011. In 2011 operating expenses increased 46% from P$311 million in 2010. In line with our increases in revenues, during 2012 and 2011, all items in the cost structure of the Núcleo Mobile Services segment experienced increases, except for provisions and cost of equipments in 2011. This trend reflected increases in certain costs of acquiring and retaining subscribers, and commissions directly associated with sales and expansions of the customer service staff.

Detailed below are the major components of the operating expenses for the years ended December 31, 2012, 2011 and 2010 related to Núcleo Mobile Services segment:

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ millions)			Increase/(Decrease)
Employee benefit expenses and severance payments	64	55	40	16	38
Interconnection costs and other telecommunications charges	128	110	77	16	43
Fees for services, maintenance, materials and supplies	76	64	52	19	23
Taxes and fees with the Regulatory Authority	27	23	16	17	44
Commissions	92	84	45	10	87

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ millions)			Increase/(Decrease)
Cost of equipments	35	13	13	169	—
Advertising	53	45	33	18	36
Provisions	(1)	—	—	n/a	—
Bad debt expense	8	7	3	14	133
Other operating expenses	60	53	32	13	66
Total Núcleo Mobile Services (1)	542	454	311	19	46

(1)         Includes intersegment cost of P$15 million, P$12 million and P$8 million in 2012, 2011 and 2010, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2012, employee benefit expenses and severance payments increased 16% to P$64 million from P$55 million in 2011. During that year, these costs increased 38% from P$40 million in 2010. The increase was mainly due to salary increases that Núcleo implemented and an increase in the number of employees mainly in 2011. Núcleo had 439 employees as of December 31, 2012. As of December 31, 2011 and 2010 it had 433 and 414, respectively.

Interconnection Costs and Other Telecommunication Charges

During 2012, interconnection costs and other telecommunication charges increased 16% to P$128 million from P$110 million in 2011. During 2011, those charges increased 43% from P$77 million in 2010. The increase was mainly due to higher traffic volume resulting from Núcleo’s network.

Fees for Services, Maintenance, Materials and Supplies

During 2012, fees for services and maintenance, materials and supplies totaled P$76 million, representing an increase of 19% from P$64 million in 2011. During 2011, they increased 23% from P$52 million in 2010. The increases in 2012 correspond to higher miscellaneous fees for services, while the increases in 2011were mainly due to higher costs related to the installation of the new Customer Contact Centers, higher maintenance costs of the fiber-optic network between some cities of Paraguay (like Asunción, Ciudad del Este and Encarnación) and higher maintenance costs related to the expansion of the 3G network (covering 62 new locations).

Taxes and fees with the Regulatory Authority

During 2012, taxes and fees with the Regulatory Authority increased 17% to P$27 million from P$23 million in 2011 and increased 44% from P$16 million in 2010. The increase in the year was attributable to the increase in total segment revenues.

Commissions

During 2012, commissions increased to P$92 million from P$84 million in 2011, representing an increase of 10%. During 2011, commissions increased 87% from P$45 million in 2010. The increases were mainly due to the growth in the subscriber base.

Cost of Equipments

During 2012 , the cost of handsets sold increased to P$35 million from P$13 million, representing an increase of 169%. During 2010, the cost of handsets was P$13 million. The increase in 2012 was mainly due to an expansion of the subscriber base and increased customer upgrade of mobile handsets as a result of technological advances and new service offerings.

Advertising

During 2012, advertising expenses including media, promotional and institutional campaigns, amounted to P$53 million, representing an increase of 18% from 2011. During 2011, these expenses amounted to P$45 million, representing an increase of 36% from P$33 million in 2010. This variation was mainly due to campaigns related to Internet 3G, the Interconnection Network and to strengthening the Personal brand position in Paraguay and Number Portability.

Other Operating Expenses

Other operating expenses include accrued expenses such as costs associated with the provision of Value Added Services, transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased 13% to P$60 million in 2012 and 66% to P$53 million in 2011 from P$32 million in 2010. The increase was mainly due to the increase in costs associated with the provision of Value Added Services to customers and higher costs of site leases.

Operating Income before depreciation and amortization

Operating income before depreciation and amortization was P$331 million in 2012 and P$264 million in 2011, representing 38% and 37% of total revenues, respectively. Operating income before depreciation and amortization was P$158 million in 2010, representing 34% of total revenues in that year. The increase was mainly due to growth in service revenues, partially offset by increases in costs, such as fees for services and maintenance, materials and supplies, cost of handsets, advertising and commissions.

Depreciation of PP&E and Amortization of Intangible Assets

During 2012 depreciation of PP&E and amortization of intangible assets increased 5% to P$157 million from P$150 million in 2011. During 2011 depreciation and amortization increased 58% from P$95 million in 2010. The increase was the result of higher investment in PP&E and intangible assets, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

Operating Income

In 2012, our operating income from the Núcleo Mobile Services segment was P$174 million, representing an increase of 53% from P$114 million in 2011, which represent 20% and 16% of total revenues for this segment in 2012 and 2011, respectively. In 2010, our operating income was P$63 million, representing 13% of total revenues for this segment.

The following table shows our operating income from the Núcleo Mobile Services segment in 2012, 2011 and 2010 and its percentage of total revenues in each year:

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ millions / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	331	264	158	25	67
As % of total revenues	38	37	34
Depreciation and amortization	(157)	(150)	(95)	5	58
As % of total revenues	(18)	(21)	(20)
Operating income	174	114	63	53	81
As % of total revenues	20	16	13

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Financial results, net

During 2012, the Núcleo Mobile Services segment recorded a net financial loss of P$9, compared to a net financial loss of P$11 million in 2011 and 2010. The decrease in the loss was mainly due to lower interest on financial debt.

Income Tax Expense

During 2012, our Núcleo Mobile Services segment recorded an income tax expense of P$20 million compared to P$14 million in 2011. The income tax expense in 2012 was mainly attributable to the recognition of current income tax expense amounting to P$23 million partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria amounting to P$3 million.

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

Net Income

During 2012, our Núcleo Mobile Services segment reported net income of P$145 million as compared to P$89 million during 2011, representing 17% and 12% of total revenues in 2012 and 2011, respectively. In 2010, our net income was P$42 million, representing 9% of total revenues. The increase in net income was mainly due to higher operating income partially offset by the higher income tax expense.

Liquidity and Capital Resources

Sources and Uses of Funds

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom Argentina on the Class A and Class B Shares owned by Nortel and Nortel has used such cash dividends to satisfy Nortel’s payment obligations for the next calendar year. No dividends were declared by Telecom Argentina for the years 2001 to 2008 and consequently Nortel did not make any distributions on its Series A or Series B Preferred Shares for the years 2001 to 2009. In addition to not being able to make dividend payments, Nortel was also unable to pay the required amortization on its Series A Preferred Shares for the years specified. During 2010, Telecom paid dividends for the year ended December 31, 2009 of approximately P$1,053 million (of which P$577 million was paid to Nortel), which allowed Nortel to make available to the holders of Series “A” Preferred Shares dividends for the year ended December 31, 2010, of approximately P$389 million (of which P$356 million were approved by Nortel’s Board on October 5, 2010 as provisional dividends and later ratified by the shareholders’ meeting held on April 7, 2011, and P$33 million was approved by such shareholder’s meeting) and an amortization payment of approximately P$196 million (also approved by the shareholders’ meeting held on April 7, 2011). On April 19, 2011, Telecom Argentina paid a dividend of approximately P$915 million to its shareholders for the year ended December 31, 2010 (of which approximately P$501 million was paid to Nortel). This allowed Nortel to make available to the holders of Series A Preferred Shares (i) a scheduled redemption payment of approximately P$349 million, (ii) dividends for the year ended December 31, 2010 of approximately P$58 million to the Series A Preferred Shares subject to the schedule redemption mentioned in (i) above, and (iii) an amount of approximately P$25 million as an additional distribution amount to those Series A Preferred Shareholders who have entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1 = P$1) and releasing Nortel from any claims relating to the “pesificación”, the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the shares subject to such scheduled redemption (all of them approved by Nortel’s shareholders’ meeting held on August 2, 2011). On May 10, 2012, Telecom Argentina paid a dividend of approximately P$807 million to its shareholders for the year ended December 31, 2011 (of which approximately P$442 million was paid to Nortel). This allowed Nortel to redeem all outstanding Series A Preferred Shares, by making available to their holders (i) a scheduled redemption payment of approximately P$363 million,

(ii) dividends for the year ended December 31, 2011 of approximately P$105 million, and (iii) an amount of approximately P$8.3 million as an additional distribution amount to those Series A Preferred Shareholders who then entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1 = P$1) and releasing Nortel from any claims relating to the “pesificación,” the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the Series A Preferred Shares (all of them approved by Nortel’s shareholders’ meeting held on June 13, 2012). In addition, the liquidity obtained from Telecom Argentina’s payment of dividends allowed Nortel to make available (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2011 of approximately P$5.4 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2011 of approximately P$5.6 million (both of them also approved by Nortel’s shareholders’ meeting held on June 13, 2012).

Because Nortel’s interest in Telecom Argentina is its principal asset, Nortel’s source of funds for its current and future cash needs, including dividend and redemption payments, currently are limited to dividend payments (if made) from Telecom Argentina and proceeds from any borrowings, which borrowings cannot exceed US$50 million without the approval of the holders of Nortel’s Series B Preferred Shares (and, before their full redemption on June 14, 2012, Nortel’s Series A Preferred Shares).

Telecom Argentina expects that the principal source of its liquidity in the near term will be cash flows from its operations and the dividends that Personal may pay to it. Telecom Argentina’s principal uses of cash flows are expected to be for capital expenditures and operating expenses and retributions to its shareholders. Telecom Argentina expects working capital and funds generated from operations to be sufficient for its present requirements.

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

The Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, approved the creation of a Medium-term Notes Global Program for a maximum outstanding amount of US$500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV has approved this program.

The table below summarizes, for the years ended December 31, 2012, 2011 and 2010, Nortel’s cash flows:

	Years Ended December 31,
	2012	2011	2010
	(P$ millions)

Cash flows from operating activities	5,015	5,328	4,246
Cash flows used in investing activities	(3,943)	(2,941)	(2,342)
Cash flows used in financing activities	(904)	(1,122)	(1,609)
Net foreign exchange differences on cash and cash equivalents	118	31	18
Increase in cash and cash equivalents	286	1,296	313
Cash and cash equivalents at the beginning of the year	2,882	1,586	1,273
Cash and cash equivalents at the end of the year	3,168	2,882	1,586

As of December 31, 2012, 2011 and 2010 Nortel had P$3,168, P$2,882 and P$1,586 million in cash and cash equivalents, respectively.

Cash flows from operating activities were P$5,015, P$5,328 million and P$4,246 million in 2012, 2011 and 2010, respectively. The decrease of P$313 million in 2012 was mainly due to higher employee benefit expenses and severance payments and higher income tax paid. The increase of P$1,082 million in 2011 was mainly due to an increase in the collection of trade receivables, resulting from an increase in revenues, partially offset by higher employee benefit expenses and severance payments and higher income tax paid.

Cash flows used in investing activities were P$3,943, P$2,941 million and P$2,342 million in 2012, 2011 and 2010, respectively. The increase of P$1,002 million in 2012 was mainly due to a higher payments for the acquisition of PP&E (amounting to P$272 million) and intangible assets (especially SAC and service connection costs) amounting to P$54 million and an increase of P$650 million in investments not considered as cash and cash equivalents. The increase of P$599 million in 2011 was mainly due to a higher payment for the acquisition of PP&E (amounting to P$435 million) and intangible assets (especially SAC and service connection costs) amounting to P$213 million principally in the Personal Mobile Services segment.

Cash flows used in financing activities were P$904, P$1,122 million and P$1,609 million in 2012, 2011 and 2010, respectively. The decrease of P$218 million in 2012 was mainly due to lower payments of dividends. The decrease of P$487 million in 2011 was mainly due to lower payments of debt and related interest amounting to P$558 million.

Debt Obligations and Debt Service Requirements

Non-Deliverable Forward (“NDF”) Contracts to Purchase U.S. Dollars at Fixed Rates

During 2012, Telecom Argentina and Personal entered into several NDF contracts to purchase approximately US$20.0 million and US$26.3 million, respectively, maturing September 2012 and December 2012, to hedge its exposure to U.S. dollar fluctuations related to accounts payable. However, as the terms of the NDF did not perfectly match the terms of the foreign currency-denominated obligations, these hedges were regarded as ineffective. Changes in the fair value of these instruments during 2012 represented a loss of approximately P$1.0 million and P$0.5 million for Telecom Argentina and Personal, respectively. The loss was recognized in “Financial results, net” against “Trade payables.”

Also during 2012, Personal entered into several NDF contracts to purchase a total amount of US$6.4 million maturing in September 2012 in order to hedge its exposure to US dollar fluctuations related to accounts payable. These NDF contracts were regarded as effective.

With respect to 2011, during October 2011, Personal entered into several NDF contracts to purchase a total amount of US$40 million (maturing December 2011) to hedge its exposure to U.S. dollar fluctuations related to accounts payable. However, as the terms of the NDF did not perfectly match the terms of the foreign currency-denominated obligations, these hedges were regarded as ineffective.

Also during October 2011, Personal entered into several NDF contracts amounting to US$12.7 million (maturing December 2011 and March 2012), to hedge its exposure to U.S. dollar fluctuations related to accounts payable. The Company designated these NDF contracts as effective cash flow hedges. As of December 31, 2011, US$6.4 million was outstanding. Changes in the fair value of these instruments represented a liability of approximately P$0.1 million included in “Trade payables” against “Other Comprehensive Income.”

As of December 31, 2012 all NDF contracts were cancelled.

Indebtedness of Subsidiaries

Núcleo. As of December 31, 2012, Núcleo’s outstanding debt is denominated in Guaranies and amounted to approximately P$141 million. Additional information is set forth in Note 12 to our Consolidated Financial Statements.

Liquidity

The liquidity position for each of Telecom Argentina, Personal and Núcleo is and will be significantly dependent on each individual company’s operating performance, its indebtedness, capital expenditure programs and receipt of dividends, if any, from its subsidiaries, if any.

In addition, the terms and conditions of Nortel’s Series B Preferred Shares contain covenants which require Nortel to restrict Telecom Argentina’s ability to borrow if the ratio of Telecom Argentina’s total liabilities (as calculated pursuant to Section 9 of the terms and conditions of Nortel’s B Preferred Shares) to shareholders’ equity is 1.75 or higher. If Nortel does not satisfy these covenants, Nortel’s Series B Preferred Shares will acquire certain voting rights which will enable their holders to elect one director and one alternate director of Nortel. Similar covenants and voting rights were applicable under the terms and conditions of Nortel’s Series A Preferred Shares, which were terminated as a result of the full redemption of Nortel’s Series A Preferred Shares on June 14, 2012. From March 2002 until December 2006, Nortel’s preferred shareholders acquired such voting rights due to Telecom Argentina’s ratio of total liabilities to shareholders’ equity exceeding this amount.

Telecom Argentina expects that its cash flow from its operations will be sufficient to permit Telecom Argentina and its subsidiaries to satisfy their respective indebtedness and other cash requirements in the near to medium-term. However, Telecom Personal may use short-term funding to cover occasional negative operational cash flows.

Telecom’s ability to generate sufficient cash from its operations to satisfy its indebtedness and capital expenditure needs may be affected by macroeconomic factors influencing its business, including, without limitation: the exchange rate of Argentine Pesos to U.S. dollars; rates of inflation; and the achievement of ultimate rates adjustments for regulated services in the Fixed Services segment, among others. These factors are not within Telecom’s control. The statements expressed in the preceding paragraphs constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, including those described in this Annual Report in “Item 3—Key Information—Risk Factors.” Actual results may differ materially from Telecom’s expectations as a result of various factors as described above.

Telecom is able to distribute dividends up to the limit of retained earnings determined under Argentine Corporations Law. As provided by CNV Resolution No. 609/12, positive retained earnings generated by the mandatory adoption of IFRS as from January 1, 2012, should be reassigned to a Special Reserve that can only be utilized for its capitalization or to absorb negative retained earnings. Positive retained earnings generated by the application of IFRS in Telecom Argentina’s 2012 statutory financial statements amounted to P$370 million, of which P$19 million have to be allocated to the legal resrve and P$351 million have to be assigned to the Special Reserve established by CNV Resolution No. 609/12. Such constitution shall be voted at the Ordinary Shareholders’ Meeting to consider the Consolidated Financial Statements for 2012.

During 2010, Telecom paid dividends for the year ended December 31, 2009 of approximately P$1,053 million of which P$689 million was paid on May 5, 2010 and P$364 million was paid on December 20, 2010 (of which P$377 million and P$200 million was paid to Nortel, respectively). This allowed Nortel to make available to the holders of Series A Preferred Shares dividends for the year ended December 31, 2010 of approximately P$389 million (of which P$356 million was approved by Nortel’s Board on October 5, 2010 as provisional dividends and later ratified by the shareholders’ meeting held on April 7, 2011, and P$33 million was approved by such shareholders’ meeting) and an amortization payment of approximately P$196 million (also approved by the shareholders’ meeting held on April 7, 2011). On April 19, 2011, Telecom Argentina paid a dividend of approximately P$915 to its shareholders for the year ended December 31, 2010 (of which P$501 million was paid to Nortel). This allowed Nortel to make available to the holders of Series A Preferred Shares (i) a scheduled redemption payment of approximately P$349 million, (ii) dividends for the year ended December 31, 2010 of approximately P$58 million to the Series A Preferred Shares subject to the schedule redemption mentioned in (i) above, and (iii) an amount of approximately P$25 million as an additional distribution amount to those Series A Preferred Shareholders who have entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$ 1= P$1) and releasing Nortel from any claims relating to the “pesificación,” the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the shares subject to such scheduled redemption (all of them approved by Nortel’s shareholders’ meeting held on August 2, 2011). On May 10, 2012, Telecom Argentina paid a dividend of approximately P$807 million to its shareholders for the year ended December 31, 2011 (of which approximately P$442 million was paid to Nortel). This allowed Nortel to redeem all outstanding Series A Preferred Shares, by making available to their holders (i) a scheduled redemption payment of approximately P$363 million, (ii) dividends for the year ended December 31, 2011 of approximately P$105 million, and (iii) an amount of approximately P$8.3 million as an additional distribution amount to those Series A Preferred Shareholders who then entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1 = P$1) and releasing Nortel from any claims relating to the “pesificación”, the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the Series A Preferred Shares (all of them approved by Nortel’s shareholders’ meeting held on June 13, 2012). In addition, the liquidity obtained from Telecom Argentina’s payment of dividends allowed Nortel to make available (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2011 of approximately P$5.4 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2011 of approximately P$5.6 million (both of them also approved by Nortel’s shareholders’ meeting held on June 13, 2012). On March 18, 2013, Telecom Argentina’s Board of Directors called a shareholders’ meeting to be held on April 23, 2013, to consider among other issues the allocation of Telecom Argentina’s non-appropriated retained earnings as of December 31,

2012. Telecom Argentina’s Board proposed to allocate P$1,000 million as a Reserve for Future Dividends in Cash and to authorize the Board of Directors to approve the reduction of such Reserve for the purpose of distributing dividends in cash. On the same day, Nortel’s Board of Directors called a shareholders’ meeting to be held on April 26, 2013, to consider among other issues the allocation of Nortel’s non-appropriated retained earnings as of December 31, 2012. Nortel’s Board proposed to allocate P$1,466 million as a Voluntary Reserve for the Future Dividends and to authorize the Board of Directors to approve the timing and amounts to be deducted from such Reserve for the purpose of distributing dividends, taking into account Nortel’s future liquidity.

Should Telecom Argentina pay any dividends in future periods, Nortel expects to service its obligations in respect of its Series B preferred shares out of such dividends received by Nortel. However, at present, Nortel is unable to predict whether Telecom Argentina will make any additional future dividend payments, and consequently, whether Nortel will make future dividend payments.

As provided-by CNV Resolution No. 609/12, positive retained earnings generated by the mandatory adoption of IFRS as from January 1, 2012, should be reassigned to a Special Reserve that can only be utilized for its capitalization or to absorb negative retained earnings. As a result, a total of P$204 million of positive retained earnings generated by the application of IFRS in Nortel’s 2012 statutory financial statements have to be assigned to the Special Reserve established by CNV Resolution No. 609/12. Such constitution shall be voted by the Ordinary and Extraordinary Annual Shareholders’ Meeting to consider the Consolidated Financial Statements for 2012 which is scheduled to be held on April 26, 2013.

As of December 31, 2012, Telecom Argentina and its consolidated subsidiaries had approximately P$3,160 million in cash and cash equivalents. Of this amount, approximately P$1,159 million of cash and cash equivalents was held by Telecom Argentina on a stand-alone basis. Telecom Group has approximately P$35 million of restricted cash in connection with legal proceedings. Such restricted cash has been classified as “Other Receivables, net” on our balance sheet.

Capital Expenditures

Telecom estimates that its capital expenditures for 2013 will be approximately P$4.7 billion (P$3.6 billion in tangible assets and P$1.1 billion in intangible assets, particularly SAC). Telecom expects that Telecom Argentina will invest primarily to sustain the growth in Broadband services and new initiatives of VAS, to supply mobile operators with the necessary infrastructure and to continue with the updating of commercial and support systems. Regarding Personal, the expansion of its network infrastructure will continue, and special effort will be made to extend 3G and HSPA+ technology coverage and bandwidth for mobile data transmission and commercial systems improvements. See “Item 3—Key Information—Risk Factors—Risks Associated with Telecom and its Operations—Telecom operates in a competitive environment that may result in a reduction in its market share in the future.” Telecom expects to finance its capital expenditures through cash generated through its operations and cash on hand; therefore, its ability to fund these expenditures is dependent on, among other factors, its ability to generate sufficient funds internally. Telecom Argentina’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its regulated rates, since the cost of imported materials may increase in peso terms (as a result of the decline in the peso/U.S. dollar exchange rate and higher inflation).

Financial Ratio

Under the terms and conditions of the Series B Preferred Shares (and the Series A Preferred Shares until their final redemption on June 14, 2012), we have agreed not to allow Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any financial debt, if as a result of doing so, Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares), as shown in its unconsolidated financial statements prepared under Argentine GAAP, exceeds 1.75. Since March 2002, the ratio of Telecom Argentina’s total liabilities to its shareholders’ equity exceeded 1.75 as a consequence of the devaluation of the peso. As a result of Nortel’s violation of this covenant, the Series B Preferred Shares acquired, together with the Series A Preferred Shares, the right to appoint one member of the Nortel Board of Directors. Since December 31, 2006 such ratio no longer exceeded 1.75 to 1 and as a result, Series B Preferred Shareholders did not have director voting rights in fiscal years 2007-2012 and will not have director voting rights in fiscal year 2013. The Series A Preferred Shareholders retained their right to appoint a member of the Nortel Board of Directors as a result of the non-payment of the Series A dividends until June 29, 2012, when all accrued Series A dividends were made available by Nortel to the Series A Preferred Shareholders, following the final redemption of the Series A Preferred Shares. On such date, Javier Errecondo and Saturnino Jorge Funes, who had been appointed as Director and Alternate Director, respectively, by a Special Meeting of the Series A Preferred Shareholders on April 7, 2011, ceased to occupy their positions. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series B Preferred Shares—Nortel’s Capital Stock.”

Related Party Transactions

During 2012, Telecom entered into certain transactions with its indirect shareholders Telecom Italia and W de Argentina — Inversiones or their affiliates in the ordinary course of business. For a description of these transactions, see “Item 7—Major Shareholders and Related Party Transactions.”

Taxes

Turnover Tax

Under Argentine tax law, the Company is subject to a tax levied on interest from financial investments at a rate of 6% and Telecom is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Rates in effect ranged from 2.5% to 7.0% for the years ended December 31, 2012, 2011 and 2010, depending on the jurisdiction or goods and services subject to the tax.

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

Any cash dividends paid by Nortel are, in general, exempt from Argentine withholding tax and other taxes. Nevertheless, dividends paid by Nortel in excess of the amount of its accumulated taxable net income at the close of the previous taxable year, as determined by application of the Argentine Income Tax Law, shall have to withhold a 35% tax from such excess. This withholding income tax is known as the “equalization tax.” See “Item 10—Additional Information—Taxation—Argentine Taxes—Taxation of Dividends.”

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

Thin Capitalization Rules

Argentine Law No. 25,784, which was published in the Official Bulletin in October 2003, modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds by two times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments. During fiscal years 2012, 2011 and 2010, Nortel and Telecom’s deduction of interest expenses was not limited because Nortel and Telecom were able to satisfy the conditions required for such deduction.

Tax on Minimum Presumed Income

Nortel and certain of the companies in the Telecom Group located in Argentina are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of Nortel’s assets is determined in accordance with the criteria established under the tax laws. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of tax on minimum presumed income in excess of the income tax for such year may be carried forward for a period of up to ten years. This excess may be treated as a credit that may be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. During fiscal years 2012, 2011 and 2010, income tax was higher than tax on minimum presumed income. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income. Nortel paid minimum presumed income tax for years 2012, 2011 and 2010.

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

During 2012, 2011 and 2010, the Company and Telecom charged to its income statement P$220, P$172 million and P$140 million, respectively, of this tax.

On February 6, 2003, the Ministry of Economy and Public Finance, through General Resolution No. 72/03, authorized us to increase the Basic telephone services rates by the amount of the tax on deposits to and withdrawals from bank accounts as provided for in General Resolution No. 72/03. The amount of the tax charged must be shown in detail on the customers’ bills. The amounts charged before General Resolution No. 72/03 were approximately P$23 million. This amount was subsequently corroborated by CNC audits, resulting in a receivable for Telecom for P$23 million which was recorded under “Other receivables” during 2007. That receivable can be offset with existing and/or future regulatory duties. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rate Regulations—Tax on Deposits to and Withdrawals from Bank Accounts (“IDC”)” in the Telecom Form 20-F included as an exhibit hereto.

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

We are required to pay this tax on behalf of the holders of our ADSs, Series B Preferred Shares and shares of common stock. We have the right to obtain reimbursement of the amounts paid from our shareholders, even if this requires holding and/or foreclosing the property on which the tax is due. As a result, until shareholders reimburse Nortel for the amounts paid on their behalf, the payment of their tax constitutes a receivable for Nortel.

The tax rate applied is 0.50%. This tax is computed based on the value of our shareholders’ equity as stated on the most recent annual balance sheet of the Company. The amount paid by us and pending collection from our shareholders as of December 31, 2012, was approximately P$19 million of which P$13 million are included in the allowance for doubtful accounts, based on the recoverability assessment made.

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

Since the beginning of 2001, telecommunication services companies have been required to pay a Universal Service tax to fund Universal Service requirements. The Universal Service tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the Universal Service tax. The rate is 1% of total billed revenues. See “Item 4—Information on the Company—Regulatory Framework——Regulatory Environment—Decree No. 764/00” in the Telecom Argentina Form 20-F incorporated herein by reference.

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

Contractual Obligations

Nortel does not have material contractual obligations or purchase commitments. Telecom Argentina’s consolidated contractual obligations and purchase commitments as of December 31, 2012 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Argentine Pesos)
Debt obligations (1)	55	83	34	—	172
Operating lease obligations	262	320	95	77	754
Purchase obligations (2)	1,500	95	78	173	1,846
Other long-term liabilities (3)	69	100	59	59	287
Total	1,886	598	266	309	3,059

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

General

Nortel’s sole substantial activity is owning a controlling interest in Telecom Argentina’s shares of common stock and its sole substantial source of cash income is cash dividends paid on such shares. The unconsolidated financial data as of December 31, 2012 included herein accounts for Nortel’s approximately 54.74% of the common stock of Telecom. The Consolidated Financial Statements included elsewhere in this Form 20-F consolidate Telecom’s operations with Nortel’s. Nortel’s principal use of cash is to make redemption payments on any debt and dividend payments on its Series B preferred stock and shares of common stock. A percentage equal to 48.96%, calculated in accordance with a formula set forth in the terms of the Series B Preferred Shares, of cash remaining after Nortel has paid or reserved for its operating expenses is required to be distributed to the holders of Series B Preferred Shares. The remaining cash equal to 51.04% is distributed to holders of shares of common stock. Nortel is required to distribute all of its cash every year, according to the terms and conditions of the Series B Preferred Shares. Before their final redemption on June 14, 2012, dividend and redemption (amortization) payments on Nortel’s Series A Preferred Shares had priority over dividend payments on Nortel’s Series B shares and Nortel’s shares of common stock. Nortel may only make dividend payments to holders of Series B Preferred Shares and holders of shares of common stock if it has sufficient retained earnings legally available for distribution, in accordance with Argentine law, which provides that dividends may be paid out of liquid and realized profits based on a financial statement prepared under GAAP effective in Argentina (IFRS in the case of listed companies such as Nortel).

See “—Liquidity and Capital Resources” in the consolidated financial analysis above for a discussion of Telecom Argentina’s cash dividend payments and Nortel’s application of proceeds therefrom.

Administrative Expenses

Administrative expenses in 2012 and 2011 were approximately P$14 million and P$24 million, respectively, consisting primarily of employee benefit expenses, taxes and fees for services.

Financial Results, Net

For 2012 and 2011, net financial results amounted to a loss of P$42 million and a loss of P$80 million, respectively, due to interest on financial debt including payments to holders of Series A Preferred Shares.

See “—Liquidity and Capital Resources,” in the consolidated financial analysis above for a discussion of Nortel’s liquidity and details regarding the cash dividend issued by Telecom Argentina and Nortel’s application of proceeds therefrom.

At present, Nortel is unable to predict whether Telecom Argentina will make any additional future dividend payments, and consequently, whether Nortel will make future dividend payments.

Taxes

Under Argentine law, Nortel’s dividend income is not taxable. Pursuant to current regulations, in general, Argentine-source dividends received by individuals or corporate shareholders are not subject to income tax, except for those dividends paid by corporations corresponding to the excess of the difference between Argentine GAAP income and taxable net income which are subject to a withholding income tax. This withholding income tax is known as the “equalization tax.” See “Item 10—Additional Information—Taxation—Argentine Taxes—Taxation of Dividends,” and “—Tax on Minimum Presumed Income” and “—Tax on Personal Property” above.

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

At December 31, 2012 and 2011, Nortel had approximately P$8 million and P$64 million, respectively, of cash and cash equivalents on a stand-alone basis (excluding amounts held by Telecom).

Should Telecom Argentina pay dividends in future periods, Nortel expects to service its obligations in respect of its preferred shares out of such dividends received by it. However, at present, Nortel is unable to predict whether Telecom Argentina will make any additional future dividend payments.

As of December 31, 2012, Nortel’s only outstanding financial debt consisted of approximately P$2 million.

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

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors

Nortel’s Board of Directors is responsible for the management of Nortel’s business. The Company’s bylaws provide that Nortel’s Board of Directors will consist of no less than four but no more than eight members and an equal number of alternate directors, for the same term to fill any vacancies. Shareholders must appoint a number of alternate directors equal to or less than the number of directors. Therefore, as of this date Nortel has seven directors, and seven alternate directors. Three directors and three alternate directors are independent under SEC regulations and therefore are neither employed by, nor affiliated with, Telecom, the Telecom Italia Group or W de Argentina — Inversiones. See “Item 7—Major Shareholders and Related Party Transactions.” The directors are so elected at a shareholders’ meeting and hold office for a renewable term of three years (pursuant to an amendment to the

Company’s bylaws approved by the extraordinary shareholders’ meeting held on October 26, 2010) or until replaced at a shareholders’ meeting. See “Item 7—Major Shareholders and Related Party Transactions—Shareholders’ Agreements” in the Telecom Form 20-F included as an exhibit hereto.

Prior to their final redemption on June 14, 2012, the Series A shareholders were entitled to elect one director and one alternate director as a result of Nortel’s failure to pay the required dividends on the Series A preferred shares. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series B Preferred Shares—Nortel’s Capital Stock.” Holders of Nortel’s Series A Preferred Shares had exercised the right to vote since April 25, 2002, as a consequence of the non-payment of the Base Dividend (as such term was defined in the terms of issuance of such Preferred Series A Shares, which are now terminated) corresponding to the fiscal year ended December 31, 2001 and subsequent fiscal years. Additionally, as Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) had exceeded 1.75/1, since September 13, 2002, holders of Series B Preferred Shares also obtained the right to vote in accordance with the terms and conditions applicable to this series of shares. Both Series A Preferred Shareholders and Series B Preferred Shareholders exercised their right to vote, since 2002, for the joint election of a regular and an alternate director. According to its unconsolidated financial statements since December 31, 2006, Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) no longer exceeds 1.75/1, therefore, since the time of approval of such financial statements by Telecom Argentina’s Board of Directors on March 8, 2007, the right to vote held by the Series B Preferred Shareholders was terminated. The right to vote held by the Series A Preferred Shareholders was terminated on June 29, 2012, when all accrued Series A dividends were made available by Nortel to the Series A Preferred Shareholders, following the final redemption of the Series A Preferred Shares.

See “Item 7—Major Shareholders and Related Party Transactions—Shareholders’ Agreement” for a description of certain agreements relating to the appointment of members of the Board of Directors.

The following table lists the directors and alternate directors of the Company as of December 31, 2012 and as of the date of this Annual Report:

Name	Position	Class of Shares Represented	Date of Designation
Patrizio Graziani (1)	Chairman of the Board of Directors	Common stock	April 27, 2012
Eduardo Federico Bauer	Vice Chairman of the Board of Directors	Common stock	April 7, 2011
Andrea Balzarini	Director	Common stock	April 7, 2011
Ciro Di Cecio	Director	Common stock	April 7, 2011
Enrique Llerena	Director	Common stock	April 7, 2011
Julio Pedro Naveyra	Director	Common stock	April 7, 2011
María Inés Cecilia de San Martín (2)	Director	Common stock	July 26, 2012
Dionisio Dima	Alternate Director	Common stock	April 7, 2011
Francesco Saverio Bruno	Alternate Director	Common stock	April 7, 2011
Pedro Eugenio Aramburu	Alternate Director	Common stock	April 7, 2011
Maria Paola Martinuzzi (3)	Alternate Director	Common stock	December 16, 2011
Pablo Rodrigo Tarantino	Alternate Director	Common stock	April 7, 2011
Fabiana Leticia Marges	Alternate Director	Common stock	April 7, 2011
Mario Biondi (4)	Alternate Director	Common stock	July 26, 2012

(1)        Ratified as director by the Annual shareholders’ meeting held on June 13, 2012.

(2)         Provisionally appointed by the Supervisory Committee to replace Javier Errecondo, elected as director on April 7, 2011, whose resignation was accepted by Nortel’s Board on June 14, 2012.

(3)         Ratified as alternate director by the Annual shareholders’ meeting held on April 27, 2012.

(4)         Provisionally appointed by the Supervisory Committee to replace Saturnino Jorge Funes, elected as alternate director on April 7, 2011, whose resignation was accepted by Nortel’s Board on June 14, 2012.

Patrizio Graziani holds a degree in Economy and Commerce. He is the Assistant of Telecom Italia S.p.A.’s Chairman and the Chairman of HR Services. He is also a director of Telecom Argentina, Telecom Personal and Sofora and Chairman of Tierra Argentea S.A. He was born on April 3, 1965.

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

Andrea Balzarini is an economist. Mr. Balzarini has carried out different roles in Pirelli and Olivetti and joined the Telecom Italia Group in 2003. Since 2010, he has been Head of Finance for the Telecom Italia Group, as well as Chairman of Telecom Italia Finance S.A. and Telecom Italia Capital S.A. He was born on September 19, 1970.

Ciro Di Cecio holds a cum laude degree in Political Sciences (International Politics course). He has been the legal representative of Telecom Italia S.p.A. in Argentina starting from January 2011 and is also the President of the Board of Director of Sofora S.A. and Tierra Argentea S.A. Mr. Di Cecio has carried out increased responsibilities in a twenty-year career in Human Resources management in Autostrade S.p.A., Pirelli, Olivetti and Telecom Italia Mobile (TIM) where he was Human Resources Vice President. From 2007 to 2011 Mr. Di Cecio was CEO of Telecontact Center S.p.A. (100% owned by Telecom Italia) managing customer services for Telecom Italia customers. He was born on September 21, 1959.

Enrique Llerena is a lawyer. He is a Director of Tradelog S.A. and an Alternate Director of SZ Consultores en Arte S.A. He was born on April 9, 1955.

Julio Pedro Naveyra is an accountant. He is Director of Gas Natural Ban S.A. and Grupo Concesionario Oeste S.A. He is member of the Supervisory Committees of Exxon Mobil, Exxon Exploration, Exxon Business Center, Ford Motor, Ford Credit Plant Ovalo, Sandoz Laboratories and Supermercados Makro (SAV) and Deputy Director of Banco Galicia. He was born on March 24, 1941.

María Inés Cecilia de San Martín holds a law degree from the University of Buenos Aires and a Master of Law from the University of Pennsylvania, U.S.A. She has worked as outside counsel for several financial institutions, and has served both as director and syndic in a group of companies in the gas industry. She has extensive experience in litigation and international commercial arbitration. She was born on September 19, 1959.

Dionisio Dima is a lawyer. Mr. Dima joined the Telecom Italia Group in 1995, currently he is in charge of International Business Development in the International Legal Affairs Department of Telecom Italia S.p.A. He was born on September 13, 1967.

Francesco Saverio Bruno is an engineer. Mr. Bruno has built a career with thirty years of experience in the telecom industry working in different roles within SIRTI, Stet, Stet International and Telecom Italia. Currently he is a member of the board of directors at several subsidiaries of the Telecom Italia Group including Telecom Italia International NV and Sofora. He was born on June 9, 1955.

Pedro Eugenio Aramburu is a lawyer. He holds a law degree from the Argentine Catholic University and a Master of Laws from Columbia Law School. Mr. Aramburu is, among others, president of Salfa Construcciones Trasandinas S.A., director of Compañía Naviera Horamar S.A., Globe Metales S.A. and Ultracore Energy S.A. In 2003 he was associated with the Madrid offices of Cuatrecasas. During 1997 and 1998 he was a New York based associate with law firm Dewey Ballantine. He was born on September 23, 1971.

Maria Paola Martinuzzi is an accountant. She is an alternate director of Sofora. Mrs. Martinuzzi joined the Telecom Italia Group in 1996. She was born on April 9, 1969.

Pablo Rodrigo Tarantino is a lawyer. He is an alternate director of Sofora. He was born on July 7, 1975.

Fabiana Leticia Marges is an accountant. She was born on November 13, 1959.

Mario Biondi is an accountant. Mr. Biondi is an accounting professor at the Facultad de Ciencias Económicas, Universidad de Buenos Aires. He is a former accounting professor from Argentine Catholic University, Universidad de Belgrano and Universidad Nacional de Lomas de Zamora. Between 1995 and 2004, he was a member of the Board of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires. During the period 2007-2010, he was President of the Ethics Court (Tribunal de Etica) of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires. He has been a Director of Renault Argentina S.A. and is currently a member of the Comisión Fiscalizadora (legality control) of Grupo Concesionario del Oeste S.A. He is a conferencist and has written books on his specialty as well as many articles in specialized accounting magazines. He was born on September 5, 1951.

Supervisory Committee

Argentine law requires any corporation with share capital in excess of P$10,000,000 or which provides a public service or which is listed on any stock exchange or is controlled by a corporation that fulfills any of the aforementioned requirements, to have a Supervisory Committee. The Supervisory Committee is responsible for overseeing the Company’s compliance with its bylaws and Argentine law and, without prejudice to the role of external auditors, is required to present a report on the accuracy of the financial information presented to the shareholders by the Board of Directors at the Annual Ordinary Shareholders’ Meeting. The members of the Supervisory Committee are also authorized

•                                          to call ordinary or extraordinary Shareholders’ Meetings;

•                                          to place items on the agenda for meetings of shareholders;

•                                          to attend meetings of shareholders; and

•                                          generally to monitor the affairs of Nortel.

Nortel’s bylaws provide that the Supervisory Committee is to be formed by three members and three alternate members, elected by the majority vote of all holders of shares of common stock. Members of the Supervisory Committee are elected to serve one-fiscal year terms and may be reelected.

The following table lists the members and alternate members of the Supervisory Committee through December 31, 2012 and as of the date of this Annual Report:

Name	Position and Date of Designation*	Profession
Adela Alicia Codagnone	Member of the Supervisory Committee— April 27, 2012	Lawyer
Diego Serrano Redonnet	Member of the Supervisory Committee— April 27, 2012	Lawyer
Gerardo Prieto	Member of the Supervisory Committee— April 27, 2012	Accountant
Cristian Alberto Krüger	Alternate Member of the Supervisory Committee— April 27, 2012	Lawyer
Pablo Rueda	Alternate Member of the Supervisory Committee— April 27, 2012	Lawyer
Guillermo Feldberg	Alternate Member of the Supervisory Committee— April 27, 2012	Accountant

*                 Term of position expires or may be extended at the next annual shareholders’ meeting.

Adela Alicia Codagnone is a lawyer. She joined Estudio Pérez Alati, Grondona, Benites, Arntsen y Martínez de Hoz (h) in December 1995. She holds a bachelor’s degree in law (1989) and a law degree (1991) from the Universidad de Buenos Aires. She also completed a postgraduate course on business law (1994) at the Universidad Argentina de la Empresa and completed a postgraduate course on corporate law (2003) at the Universidad de Buenos Aires. She has also attended several courses on commercial and corporate law. She is a member of the Buenos Aires City Bar Association and of the Bar Association of San Martín, Province of Buenos Aires. She is a member of the Supervisory Committee of Sofora, Telecom Argentina, Personal and Micro Sistemas. She is an alternate member of the Supervisory Committee of Lan Argentina S.A., Inversora Cordillera S.A. and Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A. She was born on December 20, 1966.

Diego Serrano Redonnet is a lawyer. He holds a law degree from the Argentine Catholic University and a Master of Law from Harvard Law School. He is a member of the Supervisory Committees of Personal, Sofora, Micro Sistemas, Banco Santander Río S.A., BJ Services S.R.L., BRS Investment S.A., America Latina Tecnología S.A., Santander Río Servicios S.A., Perevent Empresa de Servicios Eventuales S.A., Prestamos de Consumo S.A., Santander Río Trust S.A., Santander Sociedad de Bolsa S.A., Gas Argentino S.A. and Metrogas S.A. He was born on September 18, 1966.

Gerardo Prieto is an accountant. He has been a member of the Supervisory Committee since 2004. He is also a member of the Supervisory Committees of Sofora, Personal, Telecom Argentina and Micro Sistemas. He is Chairman of Campofin S.A., Polifin S.A., Pluria Productores de Seguros S.A., La Caja Aseguradora de Riesgos del Trabajo ART S.A. and Cabaña Doble G del Litoral S.A. He is a Director of ICBC Argentina S.A., Caja de Seguros S.A., Gregorio Numo y Noel Werthein S.A.A.G.C. e I. and Ritenere S.A. He is also an alternate director of La Caja de Seguros de Retiro S.A., Caja de Ahorro y Seguro S.A. and La Estrella S.A. Compañía de Seguros de Retiro. He was born on March 3, 1951.

Cristian Krüger is a lawyer. He is Director of L´ Union de Paris and alternate Director of Media Planning S.A. He is member of the Supervisory Committee of Honda Motor de Argentina S.A., Inversiones Los Alpes S.A., Kia Argentina S.A., La Papelera del Plata S.A., Puig Argentina S.A. and Santander Rio Asset Management Gerente de Fondos Comunes de Inversion S.A. He is an alternate member of the Supervisory Committee of Sofora, Personal, Micro Sistemas, Aluflex S.A., Fabi Bolsas Industriales S.A. and Isdin Argentina S.A. He was born on August 12, 1965.

Pablo Rueda is a lawyer. He holds a law degree from the School of Law, University of Buenos Aires. He is Director of Santander Rio Asset Management Gerente de Fondos Comunes de Inversion S.A. He is member of the Supervisory Committee of Avex S.A., Flora Danica S.A.I.C and Flora San Luis S.A. He is an alternate member of the Supervisory Committee of Sofora, Telecom Argentina, Personal, Micro Sistemas and La Papelera del Plata S.A. He was born on May 15, 1964.

Guillermo Feldberg is a public accountant. He has been an alternate member of our Supervisory Committee since 2004. He is also an alternate member of the Supervisory Committees of Telecom Argentina, Personal, Micro Sistemas and Sofora. He is Chairman of Agropecuaria La Victoria S.A., Caroline Establecimientos Agropecuarios S.A., Ineba S.A., Izzalini Trade S.A., GWF S.A., Majuida S.A., Asociación ORT Argentina and Pintarko S.A. He is Vice Chairman of Doble “G” del Litoral S.A. and Fundación Ineba (Instituto de Neurociencias Buenos Aires). He was born on February 20, 1951.

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

On May 22, 2001 the Argentine government issued Decree No. 677/01, entitled “Regulation of Transparency of the Public Offering,” or the “Transparency Decree” (replaced since January 28, 2013 by equivalent articles included in Law No. 26,831. See “Item 9. The Offer and Listing—The Argentine Securities Market — New Capital Market Act—Law No. 26,831” below). The intention of this decree was to move towards the creation of an adequate legal framework that may strengthen the level of protection of investors in the market. The main objectives of the Transparency Decree were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient reallocation from savings to investments and good practices in the administration of corporations.

The Transparency Decree vested in members of the Board of Directors:

•                  the duty to disclose certain events, such as any fact or situation capable of affecting the value of the securities or the course of negotiation;

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

Additionally, the Transparency Decree provided, and Law No. 26,831 provides, that those who infringe the provisions set forth therein shall be subject, in addition to civil and criminal liability (as applicable), to certain sanctions including warnings, fines, disqualification, suspension or prohibition from acting under the public offering regime.

In July 2012, Decree No. 1,278/12 approved a Regulation of officers and directors appointed by the shares or equity interests of the Argentine Government through the Secretary of Economic Policy and Development Planning of the Ministry of Economy and Public Finance. The Argentine Government has no shares or equity interests, nor officers or directors, in Nortel. Therefore, the above mentioned regulation is not applicable to Nortel.

Audit Committee

The Transparency Decree also provided, and Law No. 26,831 still provides, that companies with publicly-listed shares shall appoint an audit committee, or the “Audit Committee,” to be formed by three or more members of the Board of Directors. Under CNV rules, the majority of the members of the Audit Committee must be independent. To qualify as independent, the director must be independent with respect to the company, any controlling shareholders or any shareholders that are significant participants in the company and the director cannot carry out executive duties for the company. A member of the Board of Directors cannot qualify as an independent director if he or she is a relative of a person who would not be qualified as an independent director if such relative were appointed as a member of the Board of Directors.

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

Pursuant to General Resolution No. 400/02 of the CNV, published in the Official Bulletin on April 5, 2002, the provisions of the Transparency Decree relating to the Audit Committee were applicable for the financial years beginning on or after January 1, 2004.

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

At its meeting of April 27, 2012, the Board of Directors elected Mr. Enrique Llerena and Mr. Julio Pedro Naveyra to the Audit Committee. Ms. María Inés Cecilia de San Martín was elected on July 26, 2012. All members have the experience required by Section 13, Chapter II of the CNV rules and are independent directors under SEC regulations and CNV rules. Mr. Naveyra was appointed as the Committee’s financial expert.

There is no family relationship between any Director, Alternate Director, member of the Supervisory Committee or executive officer and any other Director, Alternate Director, member of the Supervisory Committee or executive officer.

Officer

Jorge Alberto Firpo is the sole officer of Nortel and has been the General Manager of Nortel since July 1, 2011.

Mr. Firpo is an electrical engineer and a graduate of the Universidad Tecnológica Nacional. He is a director of Telecom Argentina USA Inc. and an alternate director of Telecom Personal. Previously, he was head of purchases and logistics at Telecom Italia America Latina S.A.

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

Compensation

The aggregate compensation paid by Nortel and its subsidiaries or accrued by them during the twelve months ended December 31, 2012 to the members and alternate members of the Board of Directors, the members of the Supervisory Committee, and the officer of Nortel, as a group, was approximately P$10.8 million. Such amount includes compensation paid by Telecom Argentina and Telecom Personal to directors and members of the Supervisory Committee of Nortel for their services as members of the Board of Directors and the Supervisory Committee of Telecom Argentina and Telecom Personal, as applicable, and, in the case of the officer of Nortel, includes fixed and variable compensation, retention plan benefits and severance payments.

Employees

As of the date of this Annual Report, Nortel has 5 employees, each of which perform general and administrative services. For information regarding Telecom’s employees, see “Item 6—Directors, Senior Management, and Employees—Employees and Labor Relations” in the Telecom Form 20-F included as an exhibit hereto.

Share Ownership

None.

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The ownership of Nortel’s shares of common stock as of April 12, 2013 was as follows:

Shareholder	Percentage
Sofora Telecomunicaciones S.A.	100%

Sofora

Sofora is an Argentine holding company which owns 100% of the shares of common stock of Nortel, which represents 78.38% of the total capital stock of Nortel.

The ownership of Sofora’s stock as of the date of this Annual Report is as follows:

Shareholders	Percentage
Telecom Italia Group (1)	68.00
W de Argentina — Inversiones S.L.	32.00
Total	100.00

(1)         Includes 35.5% of Sofora’s stock owned through Telecom-Italia International N.V. and 32.5% of Sofora’s stock owned through Telecom Italia.

The shares of common stock owned by Sofora constitute all of Nortel’s common capital stock. In the event of certain breaches of covenants, holders of Nortel’s Series B preferred stock have the right to elect one director of Nortel and obtain voting rights. No such right is currently held.

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

Further, pursuant to the List of Conditions, as amended, neither of Telecom Italia Group nor W de Argentina — Inversiones shall reduce their respective equity interest in Sofora to less than 15%, without regulatory authority approval. The List of Conditions does not specifically provide a penalty if this restriction is violated.

Pursuant to a resolution adopted at Nortel’s Extraordinary Shareholders’ Meeting held on December 16, 1999, Nortel’s capital structure was modified to eliminate its Series C and D shares of common stock. As of the date of filing of this Annual Report, Nortel has a single class of shares of common stock.

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

The Telecom Italia Group

The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.

The Telecom Italia Group is engaged principally in the communications sector and, particularly, the fixed and mobile national (Italy) and international telecommunications sector.

As of December 31, 2012, the Telecom Italia Group had approximately 14.0 million physical accesses (retail) in Italy, a decrease of 0.7 million compared to December 31, 2011. The wholesale customer portfolio in Italy reached approximately 7.2 million accesses for telephone services as of December 31, 2012, an increase of approximately 0.1 million compared to December 31, 2011.

The broadband portfolio in Italy reached 9.0 million accesses as of December 31, 2012 (consisting of approximately 7.0 million retail accesses and 2.0 million wholesale accesses), stable compared to December 31, 2011 (a market share of 52%).

In addition, the Telecom Italia Group had approximately 32.2 million mobile telephone lines as of December 31, 2012 in Italy, stable compared to December 31, 2011.

As of December 31, 2012, the Telecom Italia Group had 70.4 million mobile telephone lines in Brazil (64.1 million as of December 31, 2011).

During 2011, Telecom Italia International N.V (a company of the Telecom Italia Group) acquired 8% of Nortel’s total Class B Preferred Shares (without voting rights) and also made a public announcement together with Telecom Italia S.p.A. regarding the acquisition of Class B Shares representing 1.58% of Telecom Argentina’s capital stock through the local company Inversiones Milano S.A. (which has changed its name to Tierra Argentea S.A.).

After the above-mentioned acquisitions and as of the date of this Annual Report, the Telecom Italia Group direct and indirect stake in Telecom Argentina amounts to 22.7% of its economic rights.

W de Argentina — Inversiones S.L.

W de Argentina — Inversiones S.L., a company of the Werthein Group, is a company owned by Daniel Werthein, Adrián Werthein, Gerardo Werthein and Darío Werthein. The Werthein Group’s main lines of business include farming and oil operations, insurance and real estate activities, as described below:

•                  Farming and Oil Operations. Gregorio, Numo y Noel Werthein S.A.A.G.C. e I. (“GNNW”) is the name of the company that handles the businesses of the Werthein Group, mainly related to agribusiness activities and food products. The company owns more than 206,873 acres in the primary farming areas of Argentina, harvesting more than 49,061 tons of different crops and with more than 24,698 heads of cattle dedicated to meat production. It is also involved in the manufacturing of processed fruits as well as teas and other infusions. Most of its products are aimed at the international markets with important exports worldwide. GNNW is also carrying out, through joint ventures, studies, exploration and exploitation of hydrocarbon in Province of La Pampa, Argentina.

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

•                  Real Estate Activities. The Werthein Group conducts real estate, construction, consulting, public works and other real estate-related activities through its interests in other companies.

W de Argentina — Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. have signed a shareholders’ agreement for the joint management of Sofora, Nortel, Telecom Argentina and its subsidiaries, including Personal which was amended in August 2010, October 2010 and March 2011. See “—Shareholders’ Agreement” below.

On August 5, 2010, the shareholders’ agreement was amended by the parties. As a result of the commitment of the shareholders of Sofora Telecomunicaciones S.A. before the CNDC, on October 13, 2010 further modifications were introduced. On March 9, 2011, in connection with the transfer of 10% of the share capital of Sofora Telecomunicaciones SA in favor of Telecom Italia International NV held on that date, further amendments to the Shareholders’ Agreement were introduced in order to preserve the government rights that parties had until then, clarifying that even though W de Argentina — Inversiones S.L. would have 32% of the share capital of Sofora Telecomunicaciones SA, W de Argentina — Inversiones S.L. kept the same government rights that it had under the shareholders’ agreement, as it if continued to hold 42% of the share capital of Sofora Telecomunicaciones SA (hereinafter the shareholders’ agreement and its modifications, the “New Shareholders’ Agreement”). For additional information about the New shareholders’ agreement, see “—Shareholders’ Agreement” below.

Ownership of Nortel’s Shares of common stock

The following table sets forth, as of April 12, 2013 (except as described below), and based upon information available to the Company, each owner of 5% of any class of the Company’s equity securities and the total amount of each class of the Company’s equity securities owned by the Company’s directors and officers, as a group.

	Number of Shares Owned	Percent of Class
Series B Preferred Shares (1)(2)(3):
Fintech Advisory Inc.	172,760	11.75%
Berkley Ventures Ltd.	183,610	12.50%
Galisteo Investments C.V.	145,000	9.86%
Tierra Argentea S.A	117,588	8.00%
Shares of common stock:
Sofora Telecomunicaciones S.A.	5,330,400	100%

(1)         The Series B Preferred Shares have limited voting rights, which are not currently in effect. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series B Preferred Shares—Nortel’s Capital Stock—Voting Rights” for a description of the voting rights of the Series B Preferred Shares.

(2)         Share ownership information is based on the best information available to the Company. However, current holdings may be different.

(3)         Banco Santander Rio S.A., Buenos Aires is the record holder of all of the Series B Preferred Shares. Information presented relates to reported ownership by beneficial owners holding 5% or more of the Series B Preferred Shares.

As of April 12, 2013, there were approximately 29,409,100 Series B ADSs (representing 1,470,455 Series B Preferred shares, or 100% of all Series B Preferred shares outstanding) held in the United States. Since certain of these Series B ADSs are held by nominees, the number of beneficial owners may be greater or less than such estimate.

“Telco” and “TI-W” Commitments

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefónica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Telco Transaction”). On December 22, 2009, Sintonia S.A. (Benetton) left the consortium and its participation was assumed by the remaining shareholders of Telco S.p.A. on a pro rata basis. As of December 31, 2012, Telco holds 22.4% of Telecom Italia S.p.A.’s voting shares. As a result of the Telco Transaction, since October 2007, Pirelli & C. S.p.A., its controlled subsidiaries and its related parties have ceased to be related parties of Telecom Argentina and its subsidiaries.

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

On October 13, 2010, the SC issued Resolution No. 136/10 which, among other issues, authorized the change of control of Telecom Argentina and Personal resulting from the TI-W Transaction. On the same Resolution, the legal figure of the “Operator” included in the List of Conditions, Decree No. 62/90 as amended, was left without effect with respect to Telecom Argentina.

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

With respect to Nortel:

•                  W de Argentina shall have the right to appoint two out of seven Board members and the Telecom Italia Group shall have the right to appoint four Board members. The seventh director will be nominated by the Preferred Series A and Preferred Series B Shareholders of Nortel, as long as they have such rights in accordance with the terms and conditions of issuance of the preferred shares. In the event that Preferred Series A shares and / or Preferred Series B shares lose their right to appoint a director, the Telecom Italia Group and W de Argentina acquire the right to jointly appoint a director. As of December 31, 2012 there were no outstanding Preferred Series A shares. Decisions will be made by the majority of directors present at each meeting. In case of a tie, the chairman shall cast the deciding vote.

•                  W de Argentina shall be entitled to nominate the Chairman of the Audit Committee of Nortel.

With respect to Telecom Argentina:

•                  As a general rule, Nortel shall have the right to nominate six directors and the minority shareholders shall have the right to nominate one director. Four of the abovementioned six Board members to be nominated by Nortel shall be nominated by the Telecom Italia Group and the remaining two shall be nominated by W de Argentina. In the event that other shareholders of Telecom Argentina had the right to appoint more than one director, the composition of the Board of Directors of Telecom Argentina shall be modified so that the Telecom Italia Group shall nominate the majority of the members appointed by Nortel. Decisions will be made by the majority of directors present at each meeting. In case of a tie, the Chairman shall cast the deciding vote.

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

The New Shareholders’ Agreement also provides for the establishment of a Steering Committee for Telecom Argentina, which shall be composed of two members appointed by the Telecom Italia Group and two members appointed by W de Argentina. The Steering Committee shall be in charge of resolving matters concerning Telecom Argentina’s business plan, annual budget and general employee compensation policy for Telecom Argentina and Personal, among others. The Steering Committee shall meet with the majority of its members and resolve any matter by unanimous vote of the members attending the meeting. In case any matter is not approved by the majority of its members, the Board of Directors shall resolve such matter.

The New Shareholders’ Agreement still provides for meetings between the Telecom Italia Group and W de Argentina (set forth in Section 4 of the New Shareholders’ Agreement) before Shareholders’ or Board of Directors’ meetings of Sofora, Nortel, Telecom Argentina or its subsidiaries regarding matters that must be treated at Shareholders’ meetings or those related to preferred Shareholders of Nortel, but it excludes resolutions to be adopted by certain non-executive committees. Therefore, the resolutions to be adopted at the Audit Committee, the Supervisory Committee and the Regulatory Compliance Committee will not be dealt with in such prior meetings, but following the rules of the majority of each of those committees.

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

Telecom’s policy is to make transactions with related parties on arm’s-length basis. In addition, Section 72 of Law No. 26,831, provides that before a publicly-listed company may enter into an act or contract involving a “relevant amount” with a related party or parties, the publicly-listed company must obtain approval from its Board of Directors and obtain a valuation report from its Audit Committee or two independent valuation firms that demonstrates that the terms of the transaction are consistent with those that could be obtained at an arm’s-length basis. For the period that Telecom Argentina’s Audit Committee was not yet operational, the valuation report from two independent firms was optional. If the Audit Committee or two independent valuation firms do not find that the terms of the contract are consistent with those that could be obtained on an arm’s-length basis, approval must be obtained from the shareholders. “Relevant amount” means an amount which exceeds 1% of the issuers’ equity as contained in the latest approved financial statements.

Transactions with related parties of Sofora (including Telecom Italia and W de Argentina — Inversiones and/or their respective affiliates) resulted in expenses or purchases of approximately P$385 million for the year ended December 31, 2012. Of that amount, P$329 million was incurred with Telecom Italia and its affiliates for telecommunications services received by Telecom, international capacity hiring, purchases of equipment and materials and other services provided to Telecom, and P$56 million incurred with W de Argentina — Inversiones’ affiliates for insurance and labor costs.

Transactions with related parties of Sofora resulted in income for services rendered by us of approximately P$203 million for the year ended December 31, 2012, corresponding to payments from Telecom Italia and its affiliates of P$31 million and from W de Argentina — Inversiones of P$172 million for telecommunications services provided by Telecom.

In addition, transactions with related parties of Sofora for the year 2012 resulted in P$5 million gain in finance income corresponding to transactions with related parties of W de Argentina — Inversiones.

See Note 27 to our Consolidated Financial Statements for more detail regarding related parties transactions for the year ended December 31, 2012.

During 2012, Telecom Argentina and Personal entered into technical services agreements with Telecom Italia which expired in December 2012. These agreements were submitted to an independent firm for evaluation, which found them to be “reasonable” and “in accordance with market practice in all material respects” and in accordance with the procedure established by Decree No. 677/01 (which was similar to that provided for under Law No. 26,831) for contracts with related parties. These agreements were also submitted and approved by Telecom Argentina’s Audit Committee and its Board of Directors. Under these agreements, Telecom Argentina and Personal incurred in expenses of P$14.6 million and P$10.6 million for the year ended December 31, 2012, respectively.

In March 2013, Personal entered into a new technical services agreement with Telecom Italia which expires in March 2014. Under this agreement, Personal will incur costs of €1.8 million for the duration of the contract.

As of December 31, 2012, we had no loans outstanding to executive officers of Nortel and Telecom had no loans outstanding to executive officers of Telecom Argentina.

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

Dividend Policy

Under the Argentine Corporations Law, dividends may only be declared out of liquid and realized profits determined based on non-consolidated financial statements prepared in accordance with GAAP effective in Argentina (IFRS in the case of listed companies such as Nortel) and other applicable regulations issued by the CNV and other regulatory bodies. Furthermore, liquid and realized profits can only be distributed when all of the accumulated losses from past periods has been absorbed and the legal reserve has been constituted (or reconstituted). Pursuant to the terms of issuance of the Series B Preferred Shares, in respect of any fiscal year, holders of Series B Preferred Shares are entitled to a dividend in an amount equal to approximately 48.96% of the earnings of Nortel legally available for distribution. The holders of Nortel’s shares of common stock are entitled to receive the remaining 51.04%.

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

Until the final redemption of the Series A Preferred Shares on June 14, 2012, the dividends of the Series B Preferred Shares were subject to the prior right of payment of dividend and redemption amounts due to the Series A Preferred Shares, which were determined pursuant to the Terms of Issuance of the Series A Preferred Shares. The Series A Preferred Shares paid a dividend of 6% per annum on the nominal amount outstanding P$119.9 million plus CER (as of the date hereof), referred to as the “base dividend,” and, beginning with the Nortel fiscal year commencing January 1, 1994 and for each fiscal year thereafter for which net and realized profits were legally available for distribution after providing for payment of the base dividend, an additional dividend calculated based on percentage of the Distributable Return on Equity of Telecom, if the DROE was higher than 10%. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series B Preferred Shares—Nortel’s Capital Stock—Dividends” and Note 9 to our consolidated financial statements included in Item 18 of this Annual Report. In addition, beginning in 1998 and continuing through 2009, Nortel was required to make redemption payments on its Series A Preferred Shares of P$55 million per year plus CER.

Nortel did not make any redemption or dividend payments on the Series A Preferred Shares for the years ended December 31, 2001-2009 due to the lack of liquid and realized profits and/or distributable reserves. During that period, all scheduled redemption and dividend payments continued to accrue until 2011. Telecom paid dividends for the year ended December 31, 2009 of approximately P$1,053 million (of which P$577 million was paid to Nortel), and Nortel made available to the holders of Series A Preferred Shares dividends for the year ended December 31, 2010 of approximately P$389 million (of which approximately P$7.6 million was deducted as reimbursement for tax on personal property previously paid by Nortel on behalf of its Series A Preferred Shareholders) and an amortization payment of approximately P$196 million. At its meeting held on April 7, 2011, Telecom Argentina’s shareholders approved the distribution of a cash dividend of P$915 million which was paid on April 19, 2011 (of which approximately P$501 million were paid to Nortel). This allowed Nortel to make available to the holders of Series A Preferred Shares (i) a scheduled redemption payment of approximately P$349 million, (ii) dividends for the year ended December 31, 2010 of approximately P$58 million to the Series A Preferred Shares subject to the schedule redemption mentioned in (i) above, and (iii) an amount of approximately P$25 million as an additional distribution amount to those Series A Preferred Shareholders who have entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1 = P$1) and releasing Nortel from any claims relating to the “pesificación,” the accrual of Interest and the calculation, allocation or priority of all redemption and dividend payments made on the shares subject to such scheduled redemption (all of them approved by Nortel’s shareholders’ meeting held on August 2, 2011). On May 10, 2012, Telecom Argentina paid a dividend of approximately P$807 million to its shareholders for the year ended December 31, 2011 (of which approximately P$442 million was paid to Nortel). This allowed Nortel to redeem all outstanding Series A Preferred Shares, by making available to their holders (i) a scheduled redemption payment of approximately P$363 million, (ii) dividends for the year ended December 31, 2011 of approximately P$105 million, and (iii) an amount of approximately P$8.3 million as an additional distribution amount to those Series A Preferred Shareholders who then entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1 = P$1) and releasing Nortel from any claims relating to the “pesificación,” the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the Series A Preferred Shares (all of them approved by Nortel’s shareholders’ meeting held on June 13, 2012). In addition, the liquidity obtained from Telecom Argentina’s payment of dividends allowed Nortel to make available (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2011 of approximately P$5.4 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2011 of approximately P$5.6 million (both of them also approved by Nortel’s shareholders’ meeting held on June 13, 2012).

Currently, Nortel’s interest in Telecom Argentina is its principal asset. Therefore, Nortel’s sources of funds for its own cash needs, including dividend payments, are likely to be limited to dividend payments (if made) from Telecom Argentina and proceeds from any borrowings, which borrowings cannot exceed US$50 million without the approval of the holders of Nortel’s Series B Preferred Shares.

Resolution No. 593/11, issued in November 2011 by the CNV, established that a shareholders’ meeting that approves financial statements in which retained earnings are positive must make a specific determination on the use of such earnings in accordance with the Law No. 19,550 and, as a result, must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. As a result of the implementation of the new procedure established by the Resolution No. 593/11, the balance of retained earnings after the allocation approved by the annual shareholders’ meeting should be zero. As provided-by CNV Resolution No. 609/12, positive retained earnings generated by the mandatory adoption of IFRS as from January 1, 2012, should be reassigned to a Special Reserve that can only be utilized for its capitalization or to absorb negative retained earnings. As a result, a total of P$204 million of positive retained earnings generated by the application of IFRS in Nortel’s 2012 statutory financial statements have to be assigned to the Special Reserve. Such constitution shall be approved by the Ordinary and Extraordinary Annual Shareholders’ Meeting to consider the Consolidated Financial Statements for 2012 which is appointed to be held April 26, 2013.

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

ITEM 9.                        THE OFFER AND LISTING

The capital stock of Nortel is divided into two classes: Series B Preferred Shares, nominal value P$10.00 each, and shares of common stock, nominal value P$10.00 each. Series A Preferred Shares were outstanding until June 14, 2012, date of their final redemption.

As of April 12, 2013, the number of shares authorized and outstanding was as follows:

Series B Preferred Shares	1,470,455
Shares of common stock	5,330,400

On June 24, 1997 Nortel established an American Depositary Receipt Facility pursuant to which 6,000,000 Series B ADSs, each representing 1/20th of a Series B Preferred Share of Nortel, were sold in an SEC-registered secondary public offering and listed on the New York Stock Exchange under the symbol “NTL.” At its annual shareholders’ meeting held on April 30, 2003, Nortel’s shareholders granted its board of directors the power to change the ratio of ADSs to shares of common stock if necessary in the future. The table below sets forth, for the periods indicated, the reported high and low sales price of the Series B ADSs on the New York Stock Exchange:

	Per Series B ADS
	High	Low
	(dollars)
Annual
2008	20.85	3.00
2009	16.40	3.57
2010	33.07	14.90
2011	35.34	19.68
2012	26.90	9.10
Quarterly
2011
First Quarter	35.34	27.05
Second Quarter	30.20	25.20
Third Quarter	29.23	22.53
Fourth Quarter	25.22	19.68
2012
First Quarter	26.90	19.80
Second Quarter	20.60	14.01
Third Quarter	16.28	9.10
Fourth Quarter	14.06	10.56
Monthly
2012
October	11.42	10.56
November	11.56	10.67
December	14.06	11.38
2013
January	16.49	14.60
February	16.40	12.47
March	15.24	12.36
April (through April 12, 2012)	16.18	14.22

On April 12, 2013, the reported last sale price of the Series B ADSs on the New York Stock Exchange was US$16.18.

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

New Capital Market Act — Law No. 26,831

On December 28, 2012, the new Capital Market Law (Law No. 26,831) was published in the Official Bulletin. This Law eliminates capital market’s self-regulation and grants new powers to the CNV, including the ability to request reports and documents, conduct investigations and inspections of natural and legal persons under its control, call to testify and take informative and testimonial declaration. Likewise, if as a result of investigations performed, it is determined that non-controlling interests or the interests of holders of securities subject to public offering have been harmed, the CNV, according to the severity of the harm determined, may appoint overseers with the power to veto resolutions adopted by the Board of Directors and/or discontinue the Board of Directors for a maximum period of 180 days until deficiencies found are remedied.

Law No. 26,831, which became effective on January 28, 2013, supersedes Law No. 17,811 and Decree No. 677/01, among other rules.

The CNV must regulate Law No. 26,831 and adapt CNV rules thereto within 180 days of Law No. 26,831 having become effective.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

ITEM 10.                 ADDITIONAL INFORMATION

BYLAWS AND TERMS AND CONDITIONS OF ISSUANCE OF
SERIES B PREFERRED SHARES

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

On April 30, 2003, Nortel’s shareholders voted not to adopt the Statutory Regime of Public Offer of Mandatory Acquisition established by Transparency Decree 677/01.

However, since January 28, 2013, when Law No. 26,831 became effective, the universal scope of the Statutory Regime of Public Offer of Mandatory Acquisition governs, as provided in the Law, which states: “Article 90. — Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual participation regime regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application.”

Nortel’s Capital Stock

The following is a summary of the rights of the holders of our shares. These rights, which are set out in our estatutos sociales (bylaws), and in the terms and conditions of issuance of the Series B Preferred Shares, are subject to applicable Argentine law, and may differ from those typically provided to shareholders of U.S. companies under the corporations laws of some states of the United States. In addition, as required by Argentine GAAP, the financial ratios and other calculations required under the terms of our preferred shares are calculated under Argentine GAAP, which differs in certain respects from US GAAP. Under Argentine GAAP, the Company’s unconsolidated financial statements are used for purposes of such calculations.

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

Voting Rights

The holders of Series B Preferred Shares, or their proxies, shall be entitled to attend the Shareholder Meetings of Nortel but their attendance shall not be required to form a quorum and they shall have no voting rights, except: (i) if, after Nortel’s third full fiscal year in existence, dividends could be but have not been fully paid on the Series B Preferred Shares; (ii) if Nortel fails to comply with any of the covenants described below, including the covenant to ensure Telecom Argentina maintains a ratio, on a pro forma basis, of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series B Preferred Shares) of not more than 1.75 to 1; or (iii) upon the occurrence of the events specified in Article 217 or Article 244, fourth paragraph, of the Corporations Law, including the voluntary delisting of securities, certain events of dissolution, change in corporate purpose or duration, transfer of corporate domicile outside of Argentina, repurchase of securities or merger in which Nortel is not the surviving corporation. In the event that the voting rights associated with the Series B Preferred Shares are triggered, each Series B Preferred shareholder will be entitled to exercise one vote per share and will vote together with the holders of shares of common stock, except as to matters related to the election of directors where, as set forth in Article 15 of Nortel’s bylaws, all the preferred shares of Nortel shall vote as a separate class and shall be entitled to elect one Acting and one Alternate director. The voting rights of the holders of Series B Preferred Shares will cease upon the full distribution by Nortel of all previously declared, accrued and unpaid dividends, plus any applicable interest thereon. Furthermore, in those cases where the granting of voting rights to the holders of Series B Preferred Shares would result in a violation of any commitment of Nortel under the Transfer Contract, or any other law or regulation applicable to the holding of a controlling interest by Nortel in Telecom, such voting rights may not be exercised until authorization has been obtained from the appropriate authority. As a result of Nortel’s violation in previous years of the covenant contained in the terms and conditions of issuance of the Series B (and, before their final redemption on June 14, 2012, the Series A Preferred Shares), which requires the ratio of Telecom Argentina’s total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of such terms of issuance) to be less than 1.75, the Series B Preferred Shares acquired voting rights. Since December 31, 2006 such ratio has no longer exceeded 1.75:1 and as a result Series B Preferred Shareholders have not had director voting rights in fiscal years 2007 to 2012, and will not have director voting rights in fiscal year 2013.

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

Before their final redemption on June 14, 2012, the Series A Preferred Shares had limited voting rights that, in general, were similar to the Series B Preferred Shares. The voting rights of the Series A Preferred Shares were also triggered if Nortel failed to make the required dividend payments on the Series A Preferred Shares. As a result of Nortel’s failure to make the required dividend payments on the Series A Preferred Shares for the year ended

December 31, 2001 and succeeding years, the Series A Preferred shareholders acquired voting rights to appoint a member of Nortel’s Board of Directors and retained such rights until June 29, 2012, when all accrued Series A dividends were made available by Nortel to the Series A Preferred Shareholders, following the final redemption of the Series A Preferred Shares. On such date, Javier Errecondo and Saturnino Jorge Funes, who had been appointed as Director and Alternate Director, respectively, by a Special Meeting of the Series A Preferred Shareholders on April 7, 2011, ceased to occupy their positions.

The shares of common stock have full voting rights.

In addition, any person who enters into a voting agreement with other shareholders in a public company must inform the CNV of that voting agreement and must file a copy of that voting agreement with the CNV.

Dividends

Under the Argentine Corporations Law, dividends can be lawfully paid and declared only out of the company’s realized and liquid profits subject to the discretion of holders of shares of common stock. The board of directors submits to the shareholders for approval at an ordinary meeting of shareholders, the company’s financial statements for the previous fiscal year, together with a report thereon by the board of directors. The shareholders, upon approving the financial statements, determine the allocation of net profits (if any) of the company. The Argentine Corporations Law requires Argentine companies to allocate 5% of such net profits to a legal reserve until the amount of such reserve equals 20% of the capital stock of the company. The legal reserve is not available for distribution. The remainder of net profits may be paid as dividends or retained as a voluntary reserve or other account, or a combination thereof, all as determined by the shareholders. Dividends may not be paid if the legal reserve has been impaired. Under CNV Resolution No. 593/11, a Shareholders’ Meeting convened to approve the financial statements in which retained earnings are positive must make a specific decision on the use of such earnings in accordance with Law No. 19,550 and, as a result, must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. See Note 30 to our Consolidated Financial Statements regarding restrictions on distributions of profit and dividend. As provided-by CNV Resolution No. 609/12, positive retained earnings generated by the mandatory adoption of IFRS as from January 1, 2012, should be reassigned to a Special Reserve that can only be utilized for its capitalization or to absorb negative retained earnings. As a result, a total of P$204 million of positive retained earnings generated by the application of IFRS in Nortel’s 2012 statutory financial statements have to be assigned to the Special Reserve established by CNV Resolution No. 609/12. Such constitution shall be approved by the Ordinary and Extraordinary Annual Shareholders’ Meeting to consider the Consolidated Financial Statements for 2012 which is appointed to be held April 26, 2013.

In respect of any fiscal year, holders of Series B Preferred Shares are entitled to a dividend in an amount equal to 48.96% of the earnings of Nortel legally available for distribution. The failure to pay dividends for fiscal year 2001 and subsequent years did not trigger any voting rights with respect to the Series B Preferred Shares because there were no earnings of Nortel legally available for distribution. See “—Voting Rights” above.

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

Before the final redemption of Nortel’s Series A Preferred Shares on June 14, 2012, the declaration and payment of dividends on Series B Shares was subject to the dividend and redemption payments on the Series A Preferred Shares as determined pursuant to the terms of issuance of such shares. For each fiscal year for which liquid and realized profits were legally available for distribution, the Series A Shares were required to pay a base dividend on the nominal amount outstanding and an additional dividend calculated based on a percentage of Telecom’s DROE, if the “DROE” was higher than 10%. The base dividends of the Series A Preferred Shares were cumulative. The DROE dividends of the Series A Preferred Shares were not cumulative. In addition, the Series A Preferred Shares were scheduled to be redeemed in ten equal and consecutive annual installments from February 1998 to February 2007.

Because Telecom Argentina did not pay dividends for fiscal years 2001-2008, Nortel was unable to make any dividend payments or pay the required amortization on its Series A Preferred Shares for the fiscal years ending December 31, 2001-2009. During 2010, Telecom paid dividends for the year ended December 31, 2009, of approximately P$1,053 million of which P$689 million was paid on May 5, 2010 and P$364 million was paid on December 20, 2010 (of which P$377 million and P$200 million was paid to Nortel respectively). This allowed Nortel to make available to the holders of Series A Preferred Shares dividends for the year ended December 31, 2010 of approximately P$389 million (of which P$356 was approved by Nortel’s Board on October 5, 2010 as a provisional dividend and later ratified by the Shareholders’ Meeting held on April 7, 2011, and P$33 million was approved by such Shareholders’ Meeting) and an amortization payment of approximately P$196 million (also approved by the Shareholders’ Meeting held on April 7, 2011). On April 19, 2011 Telecom Argentina paid a dividend of approximately P$915 million to its shareholders for the year ended December 31, 2010 (of which P$501 million was paid to Nortel. This allowed Nortel to make available to the holders of Series A Preferred Shares (i) a scheduled redemption payment of approximately P$349 million, (ii) dividends for the year ended December 31, 2010 of approximately P$58 million to the Series A Preferred Shares subject to the schedule redemption mentioned in (i) above, and (iii) an amount of approximately P$25 million as an additional distribution amount to those Series A Preferred Shareholders who have entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1 = P$1) and releasing Nortel from any claims relating to the “pesificación,” the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the shares subject to such scheduled redemption (all of them approved by Nortel’s Shareholders’ Meeting held on August 2, 2011). On May 10, 2012, Telecom Argentina paid a dividend of approximately P$807 million to its shareholders for the year ended December 31, 2011 (of which approximately P$442 million was paid to Nortel). This allowed Nortel to redeem all outstanding Series A Preferred Shares, by making available to their holders (i) a scheduled redemption payment of approximately P$363 million, (ii) dividends for the year ended December 31, 2011 of approximately P$105 million, and (iii) an amount of approximately P$8.3 million as an additional distribution amount to those Series A Preferred Shareholders who then entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1 = P$1) and releasing Nortel from any claims relating to the “pesificación,” the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the Series A Preferred Shares (all of them approved by Nortel’s Shareholders’ Meeting held on June 13, 2012). In addition, the liquidity obtained from Telecom Argentina’s payment of dividends allowed Nortel to make available (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2011 of approximately P$5.4 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2011 of approximately P$5.6 million (both of them also approved by Nortel’s Shareholders’ Meeting held on June 13, 2012). On March 18, 2013, Telecom Argentina’s Board of Directors called a shareholders’ meeting to be held on April 23, 2013, to consider among other issues the allocation of Telecom Argentina’s non-appropriated retained earnings as of December 31, 2012. Telecom Argentina’s Board proposed to allocate P$1,000 million as a Reserve for Future Dividends in Cash and to authorize the Board of Directors to approve the reduction of such Reserve for the purpose of distributing dividends in cash. On the same day, Nortel’s Board of Directors called a shareholders’ meeting to be held on April 26, 2013, to consider among other issues the allocation of Nortel’s non-appropriated retained earnings as of December 31, 2012. Nortel’s Board proposed to allocate P$1,466 million as a Voluntary Reserve for the Future Dividends and to authorize the Board of Directors to approve the timing and amounts to be deducted from such Reserve for the purpose of distributing dividends, taking into account Nortel’s future liquidity.

Meetings of Shareholders

Shareholders’ Meetings may be ordinary meetings or extraordinary meetings. Nortel is required to hold an Annual Ordinary Meeting of shareholders in each fiscal year to consider the matters outlined in Article 234 of the Argentine Corporations Law, Article 71 of Law No. 26,831 and CNV rules, including, but not limited to:

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

Capital Increase and Reductions

Nortel may increase its capital upon authorization of the shareholders at an ordinary meeting. All capital increases must be registered with the CNV, published in the Official Bulletin and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. A voluntary reduction of capital must be approved by an extraordinary meeting of the shareholders and may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or attachment, except in the case of a redemption of shares (with liquid and realized profits). Under the Argentine Corporations Law, reduction is mandatory when the accumulated deficit has exceeded reserves and at least 50% of the stated capital (capital stock plus inflation adjustment of capital stock). The application of this rule was suspended until December 10, 2005 by various decrees issued by the Executive Branch. Nevertheless, as of December 31, 2012 and as of March 31, 2013, Nortel has no accumulated deficit.

Shares issued in connection with any increase in capital must be divided among the various classes in proportion to the number of shares of each class outstanding at the date of the issuance, provided that the number of shares of each class actually issued may vary based on the exercise of preemptive rights and additional preemptive rights in accordance with the procedure described under “—Preemptive Rights.”

The annual Shareholders’ Meeting and the Board’s meeting of Nortel held on June 13 and June 14, 2012 respectively, approved the scheduled redemption of 401,794 Series A Preferred Shares, which at the time represented 100% of the outstanding Series A Preferred Shares, and the consequent capital reduction from P$72,026,490 to P$68,008,550, pursuant to the terms and conditions of issuance of the Series A Preferred Shares.

Redemption or Repurchase

Nortel’s stock is subject to redemption in connection with a reduction of capital by a majority vote of shareholders at an extraordinary shareholders’ meeting. Nortel may repurchase its stock with liquid and realized profits or available reserves, upon a determination of the board of directors that the repurchase is necessary to avoid severe damage to Nortel’s business (subject to shareholder ratification) or in connection with a merger or acquisition or pursuant to Law No. 26,831, (up to a maximum of 10% of the Company’s share capital) so long as the Company complies with the requirements and procedures stated therein. In the third case, Nortel must resell the repurchased shares within three years and must give shareholders a preemptive right to purchase such shares. In the first two cases, the repurchased shares must be sold within one year, unless the shareholders extend the term.

Series B Preferred Shares are not redeemable.

Before their final redemption on June 14, 2012, Series A Preferred Shares were redeemable in ten equal annual installments at their subscription price beginning in 1998 and continuing through 2007, and were subject to mandatory redemption in case of a change of control.

The annual shareholders’ meeting and the Board’s meeting of Nortel held on June 13 and June 14, 2012 respectively, approved the scheduled redemption of 401,794 Series A Shares, which at the time represented 100% of the outstanding Series A Preferred Shares, and the consequent capital reduction from P$72,026,490 to P$68,008,550, pursuant to the terms and conditions of issuance of the Series A Preferred Shares. This resulted in the final redemption of the Series A Preferred Shares.

Priority on Liquidation

In the event of early termination, liquidation upon expiration of statutory term of existence or mandatory liquidation of Nortel (collectively, a “Liquidation”), the holders of the Series B Preferred Shares shall be entitled to receive the nominal value of their Series B Preferred Shares before payment of the nominal value of the shares of common stock of Nortel (but after the holders of any series of preferred stock of Nortel ranking senior to the Series B Preferred Shares have secured their full liquidation preferences, if any). Amounts remaining after payment of the nominal value of both the Series B Preferred Shares and the shares of common stock will be distributed in the same proportion established for dividend distributions. If upon any Liquidation, the amount payable with respect to the Series B Preferred Shares is not paid in full, the holders thereof will share equally and ratably with the holders of any series of preferred stock of Nortel ranking equally to the Series B Preferred Shares in proportion to the full liquidation preferences to which each is entitled.

Before their final redemption on June 14, 2012, the Series B Preferred Shares’ Liquidation preference was subject to payment of the Series A Preferred Shares’ Liquidation preference.

Conflicts of Interest

A shareholder that votes on a business transaction in which its interest conflicts with that of Nortel may be liable for damages under Argentine law, but only if the transaction would not have been approved without its vote. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires.” See also “—Powers of the Directors” below for a description of conflict of interest regarding Directors.

Preemptive Rights

Under Argentine law, holders of Nortel’s shares of common stock of any given class have preferential or preemptive rights, proportional to the number of shares owned by each holder, to subscribe for any shares of capital stock of the same class as the shares owned by the shareholder or for any securities convertible into such shares issued by Nortel.

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

Pursuant to the Argentine Corporations Law, preemptive rights may only be restricted or suspended in certain particular and exceptional cases by a resolution of an Extraordinary Meeting of shareholders when required by the interest of the Company.

If new shares of common stock are issued by Nortel, each holder of Series B Preferred Shares shall have the opportunity to subscribe for such number of additional Series B Preferred Shares necessary to preserve such holder’s participation in the earnings of Nortel and the liquidation value of the Series B Preferred Shares held by such holder prior to the new issuance of shares of common stock. See “Item 3—Key Information—Risk Factors—Risks Relating to Nortel—Holders of Series B ADSs may not be able to exercise their preemptive rights should Nortel issue additional shares of common stock.”

Appraisal Rights

Whenever certain extraordinary resolutions are adopted at Shareholders’ Meetings such as a merger of Nortel into another entity, a change of corporate purpose, transformation from one type of corporate form to another, or Nortel’s shares cease to be traded publicly, any shareholder dissenting from the adoption of any such resolution may withdraw from Nortel and receive the book value per share determined on the basis of Nortel’s annual financial statements (as approved by the Annual Ordinary Shareholders’ Meeting), provided that the shareholder exercises its appraisal rights within five days following the meeting at which the resolution was adopted in the case of a dissenting shareholder. This right must be exercised within 15 days following the meeting if the shareholder was absent and can prove that he was a shareholder on the day of the meeting. In the case of a merger of Nortel or a spin-off of Nortel, no appraisal rights may be exercised if the shares to be received are publicly traded shares.

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

Notwithstanding the foregoing, should Nortel decide to cease trading its shares publicly, pursuant to Article 97 of Law No. 26,831, a tender offer by Nortel must be conducted prior to the exercise of appraisal rights by any shareholder.

Covenants of Series B Preferred Shares

Nortel has agreed to the following covenants, unless waived by the holders of two-thirds of the outstanding nominal amount of the Series B Preferred Shares at a special shareholders’ meeting of such class:

(i) not to issue any additional Series B Preferred Shares except to satisfy preemptive rights or as a free payment to existing holders to capitalize reserves, revaluation surpluses or similar concepts;

(ii) to annually apply all cash derived from earnings legally and financially available for the payment of shareholder dividends to the Series B Preferred Shares;

(iii) not to permit Telecom to merge or consolidate with or into, or sell, lease or convey all or substantially all of its assets (whether in one transaction or a series of transactions) to any other entity, except a merger in which Telecom is the surviving corporation;

(iv) not to create, incur, assume, guarantee or otherwise become liable with respect to or responsible for the payment of, any indebtedness (not including accounts payable or other indebtedness to trade creditors in the ordinary course of business) other than the Series A Notes, the Series B Notes, any indebtedness the proceeds of which are used to pay interest on the Series A Notes or the Series B Notes, indebtedness in an aggregate principal amount not to exceed US$50,000,000 (or the equivalent thereof) at any one time outstanding, guarantees of the indebtedness of Telecom or indebtedness to any subsidiary in which Nortel owns directly or indirectly more than 50% of the capital stock and has the power in ordinary circumstances to elect at least a majority of the Board of Directors, managers or syndics;

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

Under the terms and conditions of the Series B Preferred Shares, failure to comply with the above-mentioned covenants will result in the Series B Preferred Shares acquiring voting rights. See “—Voting Rights.”

Before their final redemption on June 14, 2012, the terms and conditions of issuance of the Series A Preferred Shares made Nortel subject to similar covenants.

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

Additionally, Law No. 26,831 dictates that any contracts between the company and a director (that qualifies as a “related party”) that exceed 1% of the shareholders’ equity of the company, must be submitted to the prior approval of the audit committee or two independent evaluation firms to ensure that the transaction is in accordance with market conditions. Such transactions must also be approved by the board of directors and reported to the CNV and the exchanges on which the shares of the company are listed. If the audit committee or the independent evaluation firms have not determined the terms of the transaction to be “reasonably adequate to ordinary market conditions,” then the contract in question must be submitted for consideration at a Shareholders’ Meeting.

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

Neither the bylaws of Nortel nor any Argentine law require that the members of the Board of Directors be shareholders.

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

Under the now derogated Transparency Decree and General Resolution No. 401/02 of the CNV, a party that wished to obtain either a majority or a significant equity ownership interest in a corporation had to offer the same price offered to the majority shareholder to all of the corporation’s shareholders, unless the corporation’s shareholders had specifically voted not to adopt the regime, in which case the corporation was required to publicly disclose such opt out decision. On April 30, 2003, Nortel’s shareholders voted to opt out from such regime and therefore became classified as a “Sociedad No Adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria” or a “Corporation Not Adhering to the Optional Statutory Regime of Public Offer of Mandatory Acquisition.” However, since January 28, 2013, when Law No. 26,831 became effective, the universal scope of the Statutory Regime of Public Offer of Mandatory Acquisition governs, as provided in the Law, which states: “Article 90. — Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual participation regime regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application.”

However, the option not to adopt such regime has been eliminated pursuant to Law No. 26,831 of Capital Markets. Therefore, since January 28, 2013, the Statutory Regime of Public Offer of Mandatory Acquisition is fully applicable to Nortel.

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

Taxation of Dividends

Pursuant to Argentine Law No. 25,063 passed by the Argentine Congress on December 7, 1998, dividends of cash, property or capital stock of Nortel on the Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and shares of common stock are, in general, exempt from Argentine withholding tax and other taxes. Nevertheless, under such law, a corporation that makes a distribution of dividends to its shareholders in excess of the amount of its accumulated taxable net income at the close of the previous taxable year, as determined by application of the Argentine Income Tax Law (the “Income Tax Law”), must withhold a 35% tax from such excess. For purposes of this rule, the amount of income to be considered shall be determined by (1) deducting from taxable income (calculated under the general rules of the Income Tax Law) the income tax paid by the company and (2) adding the dividends and profits not subject to tax received as distributions from other corporations. If the distribution is in kind, then the corporation must pay the tax to the tax authorities and will be entitled to seek reimbursement from the shareholders.

Taxation of Capital Gains

Capital gains earned by non-resident individuals or foreign companies from the sale, exchange or other disposition of Series B ADSs, Series B Preferred Shares and shares of common stock are not subject to tax.

Tax on Personal Property

Argentine Law No. 25,585, as amended by law No. 26,317, imposes a tax on personal property. According to this tax, the following persons are subject to an annual tax on certain assets, which is levied at rates ranging from 0.50% to 1.25% depending on the value of such assets as of December 31 of each year: (i) individuals domiciled in Argentina for assets located in Argentina and abroad and (ii) individuals domiciled outside of Argentina for assets located in Argentina. The tax on personal property also applies to shareholders of Argentine companies — whether individuals, undivided estates or foreign entities — under a special regime, pursuant to which Argentine companies must (i) assess the tax by applying the 0.50% on the shareholders’ equity value as stated in the most recent balance sheet as of December 31 of each year, and (ii) pay such tax on behalf of their shareholders. The payment shall be deemed to discharge the shareholder’s tax liability. This special regime applies to the Series B ADSs, the Series B Preferred Shares and the shares of common stock.

The above-mentioned rules include an irrebuttable presumption that shares of stock corporations such as the Series B ADSs, the Series B Preferred Shares and the shares of common stock and other equity interests of companies regulated by Argentine Corporations Law No. 19,550, as amended, whose holders are companies, any other legal entities, enterprises, permanent establishments and trusts domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

Although Nortel is required to pay this tax on behalf of the holders of its Series B ADSs, Series B Preferred Shares and shares of common stock, it has the right to obtain reimbursement of the amounts paid from its shareholders even if this requires holding and/or foreclosing the property on which the tax is due.

Therefore, Nortel’s Series B ADSs (held in book entry form or evidenced by ADRs), Series B Preferred Shares and shares of common stock held by individuals, irrespective of their place of residence, and legal entities domiciled outside of Argentina are subject to the tax on personal property, which, as mentioned above, shall be paid by Nortel on behalf of such holders of Series B ADSs (held in book entry form or evidenced by ADRs), Series B Preferred Shares and shares of common stock.

Nortel has, from time to time, requested that its shareholders reimburse it for the amounts of tax on personal property paid on their behalf and has received partial reimbursement of such taxes; however, no assurances can be made that Nortel will be successful in seeking reimbursement of such taxes paid on behalf of holders of Series B ADSs and Series B Preferred Shares. Therefore, as of December 31, 2012, Nortel has recorded an allowance of P$13 for the amounts pending collection.

Nortel expects that in 2013 it will again request reimbursement of the tax on personal property from its holders of Series B ADSs and Series B Preferred Shares as of December 31, 2012.

Value-Added Tax

The sale or disposition of Series B ADSs, Series B Preferred Shares and shares of common stock is not subject to the value-added tax.

Other Taxes

There are no national Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of Series B ADSs, Series B Preferred Shares or shares of common stock. There are no Argentine stamp, issue, registration or similar taxes or duties payable by holders of Series B ADSs, Series B Preferred Shares or shares of common stock.

Deposit and Withdrawal of Series B Preferred Shares in Exchange for Series B ADSs

No Argentine tax is imposed on the deposit or withdrawal of Series B Preferred Shares in exchange for Series B ADSs.

Tax Treaties

Argentina has entered into tax treaties with several countries. There is currently no income tax treaty or convention in effect between Argentina and the United States.

United States Federal Income Taxes

The following discussion is a summary of the material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of Series B ADSs or Series B Preferred Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities. This summary applies only to U.S. Holders (as defined below) that hold Series B ADSs or Series B Preferred Shares as capital assets for U.S. federal income tax purposes and does not address all of the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as:

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

•                  persons liable for tax under the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax;

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

•                  persons who acquired Nortel’s ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

•                  persons holding ADSs or Series B Preferred Shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Series B ADSs or Series B Preferred Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Series B ADSs or Series B Preferred Shares and partners in such partnerships should consult their tax advisers regarding the particular U.S. federal income tax consequences of holding and disposing of the Series B ADSs or Series B Preferred Shares.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. As mentioned above, there is currently no income tax treaty or convention in effect between Argentina and the United States. U.S. Holders should consult their tax advisers as to the U.S., Argentine or other tax consequences of the acquisition, ownership and disposition of Series B ADSs or Series B Preferred Shares in their particular circumstances, including the effect of any state or local tax laws.

In addition, this summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms.

As used herein, the term “U.S. Holder” means a holder that, for U.S. federal income tax purposes, is a beneficial owner of Series B ADSs or Series B Preferred Shares and is:

•                  a citizen or individual resident of the United States;

•                  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•                  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, for U.S. federal income tax purposes, holders of Series B ADSs will be treated as the owners of the underlying Series B Preferred Shares represented by those Series B ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges Series B ADSs for the underlying Series B Preferred Shares represented by those Series B ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. Such actions would also be inconsistent with claiming the preferential rates of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Argentine taxes, and the availability of the preferential rates of tax for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes that Nortel is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

To the extent paid out of current or accumulated earnings and profits of Nortel (as determined in accordance with U.S. federal income tax principles), distributions made with respect to Series B ADSs or Series B Preferred Shares will generally be included in the income of a U.S. Holder as ordinary dividend income. Because Nortel does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends represent “qualified dividend income.” “Qualified dividend income” means dividends received from qualified foreign corporations, and a foreign corporation is generally treated as a qualified foreign corporation with respect to dividends paid on stock which is readily tradable on a securities market in the United States (such as the New York Stock Exchange, where our Series B ADSs are traded). U.S. Holders should consult their tax advisers regarding the availability of the preferential dividend tax rates in light of their particular circumstances. The amount of a dividend will include any amounts withheld by Nortel or its paying agent in respect of Argentine income taxes. Dividends will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the “dividends-received deduction” generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of Series B ADSs, the Depositary’s) receipt of the dividend. See “Taxation—Argentine Taxes.” The amount of the distribution will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of Series B ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars. If the distribution is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S.-source income or loss.

Subject to applicable limitations and conditions that may vary depending upon the U.S. Holders’ circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes withheld from dividends on Series B ADSs or Series B Preferred Shares will be creditable against a U.S. Holder’s U.S. federal income tax liability. However, amounts paid on account of the tax on personal property will not be eligible for credit against a U.S. Holder’s federal income tax liability. See “Taxation—Argentine Taxes.” The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances and to determine the tax consequences applicable to them as a result of amounts paid on account of the Argentine tax on personal property, including whether such amounts are includible in income or deductible for U.S. federal income tax purposes. Instead of claiming a credit, U.S. Holders may elect to deduct otherwise creditable Argentine taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale, Exchange or Other Disposition of Series B ADSs or Series B Preferred Shares

Gain or loss realized by a U.S. Holder on the sale, exchange or other disposition of Series B ADSs or Series B Preferred Shares will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the Series B ADSs or Series B Preferred Shares for more than one year. The amount of the gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the Series B ADSs or Series B Preferred Shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Gain or loss, if any, will generally be U.S.-source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisers regarding the U.S. federal income tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and capital losses, the deductibility of which is subject to limitations.

Passive Foreign Investment Company Rules

Nortel believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its taxable year 2012. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Nortel will not be a PFIC for any taxable year.

If Nortel were a PFIC for any taxable year during which a U.S. Holder held Series B ADSs or Series B Preferred Shares, gain recognized by a U.S. Holder on a sale, exchange or other disposition (including certain pledges) of the Series B ADSs or Series B Preferred Shares would be allocated ratably over the U.S. Holder’s holding period for the Series B ADSs or Series B Preferred Shares sold, exchanged or disposed of. The amounts allocated to the taxable year of the sale, exchange or other disposition and to any year before Nortel became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of Series B ADSs or Series B Preferred Shares, to the extent it exceeds 125 percent of the average of the annual distributions on Series B ADSs or Series B Preferred Shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Series B ADSs or Series B Preferred Shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If Nortel were a PFIC for any year during which a U.S. Holder held Series B ADSs or Series B Preferred Shares, it generally would continue to be treated as a PFIC with respect to that holder for all succeeding years during which the U.S. Holder held Series B ADSs or Series B Preferred Shares, even if Nortel ceased to meet the threshold requirements for PFIC status.

In addition, if Nortel were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC in a taxable year in which Nortel pays a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate holders would not apply.

If a U.S. Holder owns Series B ADSs or Series B Preferred Shares during any year in which Nortel is a PFIC, the U.S. Holder may be required to file an annual report with the Internal Revenue Service containing such information as the U.S. Treasury may require.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (and under proposed Treasury regulations, certain entities controlled by individuals) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this requirement on their ownership and disposition of Series B ADSs or Series B Preferred Shares.

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

Nortel maintains a website at www.nortelsa.com.ar. The contents of the website are not part of this Annual Report.

ITEM 11.                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information contained under “Item 11—Quantitative and Qualitative Disclosures About Market Risk” in the Telecom Form 20-F included as an exhibit hereto is hereby incorporated by reference to this Item 11. See Exhibit 15(b).

Nortel is subject to market risk applicable to Telecom. Telecom is exposed to market risk, including changes in foreign exchange rates and interest rates relating to its outstanding financial indebtedness, in the normal course of its business. For additional information see “Item 11—Quantitative and Qualitative Disclosure About Market Risk” in the Telecom Form 20-F included as an exhibit to this Form 20-F and incorporated by reference herein. As of December 31, 2012, Nortel was not party to any derivative financial instruments.

See Note 26 to our Consolidated Financial Statements for a description of financial risk management.

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

ITEM 14.                 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company’s General Manager and Sole Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2012 (the “Evaluation Date”), has concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures, were effective.

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

Management conducted an evaluation of the effectiveness of Nortel’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management concluded that Nortel’s internal control over financial reporting was effective as of December 31, 2012.

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

The Board of Directors’ meeting appointing the Audit Committee members for year 2013 has not yet been held. As a result, the members of the Audit Committee appointed at the Board of Directors’ meetings of April 27, 2012 and July 26, 2012 continue to hold their positions.

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

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees for services rendered by our principal accountants (in millions of pesos) for the years ended December 31, 2012 and 2011.

Services Rendered	2012	2011
	(P$ millions)
Audit Fees (1)	9.1	7.5
Audit-Related Fees (2)	0.1	0.4
Tax Fees (3)	0.7	0.6
All Other Fees (4)	0.5	0.1
Total	10.4	8.6

(1)         Includes fees related to the audit of the Consolidated Financial Statements as of December 31, 2012 and 2011, limited reviews of interim financial statements presented during 2012 and 2011, SEC filing reviews and other attestation services.

(2)         Includes fees for permitted advisory services from Telecom Argentina regarding internal controls.

(3)         Includes fees for permitted tax compliance and tax advisory services.

(4)         Includes fees for subscription to business publications and other permitted internal control advice.

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

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.       CORPORATE GOVERNANCE

Nortel’s corporate governance practices differ from corporate governance practices of U.S. companies. Nortel maintains a detailed description of the significant differences in corporate governance practices on its website at www.nortelsa.com.ar, last updated in February 2013.

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

According to the provisions of General Resolution No. 606/2012 of the CNV, which has replaced General Resolutions No. 516/07 and 544/08 of the CNV as from fiscal years beginning on or after January 1, 2012, Nortel’s Board of Directors must prepare and submit to the CNV, on an annual basis, a report on (i) its degree of compliance with, and the manner in which Nortel follows, the recommendations set forth in the CNV’s Corporate Governance Code, attached as an Exhibit to such General Resolution No. 606/2012, and (ii) the reasons for any deviation therefrom and, in such case, whether Nortel contemplates following such recommendations in the future. Nortel’s 2012 Corporate Governance Report was submitted to the CNV as part of the Statutory Annual Report on February, 2013. Nortel’s previous Corporate Governance Reports submitted to the CNV pursuant to Resolutions No. 516/07 and 544/08 can be reviewed through the CNV’s website www.cnv.gob.ar and Nortel’s website www.nortelsa.com.ar.

ITEM 16H.       MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                 FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.                 FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-66.

The following financial statements are filed as part of this Form 20-F:

Nortel Inversora S.A.:

ITEM 19.                 EXHIBITS

Exhibits
1.1		Estatutos (bylaws) of Nortel, as amended (English translation) (incorporated by reference to Nortel’s annual report on Form 20-F for 2010 dated June 30, 2011).
2	(a).1	Terms of Issuance of the Series B Preferred Shares, together with an English translation (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).
2	(a).2	Form of Deposit Agreement (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).
8.1		List of subsidiaries (incorporated by reference to Telecom Argentina S.A.’s Annual Report filed on Form 20-F for 2008).
11.1		Code of Business Conduct and Ethics of Nortel (incorporated by reference to Nortel’s annual report on Form 20-F for 2004 dated June 29, 2005).
11.2		Code of Business Conduct and Ethics of Nortel (English translation) (incorporated by reference to Nortel’s annual report on Form 20-F for 2004 dated June 29, 2005).
12.1		Certification of the General Manager and Sole Officer of Nortel Inversora S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13	(a)	Certification of the General Manager and Sole Officer of Nortel Inversora S.A. pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15	(a)

Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina — Inversiones S.L., dated September 9, 2003. (incorporated by reference to Exhibit 4.3 to Nortel’s Annual Report on Form 20-F for 2003).

15	(b)	Annual Report on Form 20-F, dated April 15, 2013, for the year ended December 31, 2012, of Telecom Argentina S.A. filed by Telecom (No. 1-13464).

*                             Our General Manager and Sole Officer acts as both the principal executive officer and principal financial officer.

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

Dated: April 15, 2013

NORTEL INVERSORA S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$               : Argentine peso

US$                    : US dollar

$4.918 = US$1 as of December 31, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Nortel Inversora S.A.:

In our opinion, the accompanying consolidated statements of financial position, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Nortel Inversora S.A. and its subsidiaries (the “Company”) at December 31, 2012 and 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Buenos Aires, Argentina

February 28, 2013

PRICE WATERHOUSE & CO. S.R.L.

by	/s/ Alejandro P. Frechou (Partner)
Alejandro P. Frechou

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		As of December 31,
	Note	2012	2011
ASSETS
Current Assets
Cash and cash equivalents	4	3,168	2,882
Investments	4	561	—
Trade receivables, net	5	2,181	1,790
Other receivables, net	6	457	308
Inventories, net	7	633	536
Total current assets		7,000	5,516
Non-Current Assets
Trade receivables, net	5	23	30
Deferred income tax asset	14	62	—
Other receivables, net	6	122	108
Investments	4	70	1
Property, plant and equipment, net	8	9,035	8,247
Intangible assets, net	9	1,514	1,488
Total non-current assets		10,826	9,874
TOTAL ASSETS		17,826	15,390
LIABILITIES
Current Liabilities
Trade payables	10	3,660	3,408
Deferred revenues	11	362	292
Financial debt	12	43	441
Salaries and social security payables	13	638	539
Income tax payables	14	458	605
Other taxes payables	15	558	463
Other liabilities	16	42	37
Provisions	17	134	173
Total current liabilities		5,895	5,958
Non-Current Liabilities
Trade payables	10	20	—
Deferred revenues	11	329	307
Financial debt	12	101	115
Salaries and social security payables	13	128	136
Deferred income tax liabilities	14	220	210
Income tax payables	14	12	13
Other liabilities	16	51	72
Provisions	17	907	782
Total non-current liabilities		1,768	1,635
TOTAL LIABILITIES		7,663	7,593
EQUITY
Equity attributable to Nortel (Controlling Company)	19	5,457	4,022
Non-controlling interest	19	4,706	3,775
TOTAL EQUITY		10,163	7,797
TOTAL LIABILITIES AND EQUITY		17,826	15,390

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos)

		For the years ended December 31,
	Note	2012	2011	2010
Revenues	21	22,117	18,498	14,627
Other income	21	79	30	25
Total revenues and other income		22,196	18,528	14,652
Employee benefit expenses and severance payments	22	(3,276)	(2,615)	(1,980)
Interconnection costs and other telecommunication charges	22	(1,707)	(1,497)	(1,377)
Fees for services, maintenance, materials and supplies	22	(2,114)	(1,723)	(1,336)
Taxes and fees with the Regulatory Authority	22	(2,019)	(1,607)	(1,257)
Commissions	22	(1,949)	(1,515)	(1,155)
Cost of equipments and handsets	22	(2,043)	(1,640)	(1,197)
Advertising	22	(660)	(599)	(441)
Provisions	17	(153)	(225)	(130)
Bad debt expenses	5	(275)	(169)	(119)
Restructuring costs	22	(90)	—	—
Other operating expenses	22	(1,354)	(969)	(802)
Depreciation and amortization	22	(2,612)	(2,158)	(1,712)
Gain on disposal of property, plant and equipment	22	8	22	7
Operating income	23	3,952	3,833	3,153
Finance income	24	581	348	208
Finance expenses	24	(394)	(348)	(500)
Net income before income tax expense		4,139	3,833	2,861
Income tax expense	14	(1,464)	(1,394)	(1,076)
Net income for the year		2,675	2,439	1,785

Attributable to:
Nortel (Controlling Company)		1,413	1,273	895
Non-controlling interest		1,262	1,166	890
		2,675	2,439	1,785

Basic and diluted earnings per share attributable to Nortel (Controlling Company)

Ordinary shares	25	135.32	121.91	85.71
Class “B” preferred shares	25	470.39	423.79	297.95

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	For the years ended December 31,
	2012	2011	2010

Net income for the year	2,675	2,439	1,785

Other components of the Statements of Comprehensive Income
Currency translation adjustments (non-taxable)	90	27	18
Other components of the comprehensive income, net of tax	90	27	18

Total comprehensive income for the year	2,765	2,466	1,803

Attributable to:
Nortel (Controlling Company)	1,446	1,283	902
Non-controlling interest	1,319	1,183	901
	2,765	2,466	1,803

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

					Economic		Voluntary
	Capital stock			Share	Rights Class “A”		reserve for				Equity
	(1)		Inflation	issue	preferred shares		future	Currency			attributable to
	Common	Preferred	adjustment of	premiums	included in	Legal	dividends	translation	Retained		non-controlling	Total
	stock	shares	capital stock	(1)	financial debt	reserve	payments	adjustment	earnings	Total	interest	Equity
Balances as of January 1, 2010	53	25	125	896	(1,156)	180	—	7	1,707	1,837	2,581	4,418
Economic rights Class “A” preferred shares included in financial debt	—	—	—	—	184	—	—	—	(184)	—	—	—
Dividends (2)	—	—	—	—	—	—	—	—	—	—	(476)	(476)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	895	895	890	1,785
Other comprehensive income	—	—	—	—	—	—	—	7	—	7	11	18
Total Comprehensive Income	—	—	—	—	—	—	—	7	895	902	901	1,803
Balances as of December 31, 2010	53	25	125	896	(972)	180	—	14	2,418	2,739	3,006	5,745
Economic rights Class “A” preferred shares included in financial debt	—	—	—	—	(112)	—	—	—	112	—	—	—
- Dividends (3)	—	—	—	—	34	—	—	—	(34)	—	—	—
- Redemption of Class “A” preferred shares (3)	—	(2)	(4)	(190)	196	—	—	—	—	—	—	—
- Dividends (4)	—	—	—	—	—	—	—	—	—	—	(414)	(414)
- Dividends (5)	—	—	—	—	82	—	—	—	(82)	—	—	—
- Redemption of Class “A” preferred shares (5)	—	(4)	(7)	(338)	349	—	—	—	—	—	—	—
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	1,273	1,273	1,166	2,439
Other comprehensive income	—	—	—	—	—	—	—	10	—	10	17	27
Total Comprehensive Income	—	—	—	—	—	—	—	10	1,273	1,283	1,183	2,466
Balances as of December 31, 2011	53	19	114	368	(423)	180	—	24	3,687	4,022	3,775	7,797
Economic rights Class “A” preferred shares included in financial debt	—	—	—	—	(53)	—	—	—	53	—	—	—
- Voluntary reserve for future dividends payments	—	—	—	—	—	—	3,483	—	(3,483)	—	—	—
- Dividends (7)	—	—	—	—	113	—	(124)	—	—	(11)	—	(11)
- Redemption of Class “A” preferred shares (7)	—	(4)	(6)	(353)	363	—	—	—	—	—	—	—
- Dividends (8)	—	—	—	—	—	—	—	—	—	—	(365)	(365)
- Núcleo’s dividends (9)	—	—	—	—	—	—	—	—	—	—	(23)	(23)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	1,413	1,413	1,262	2,675
Other comprehensive income	—	—	—	—	—	—	—	33	—	33	57	90
Total Comprehensive Income	—	—	—	—	—	—	—	33	1,413	1,446	1,319	2,765
Balances as of December 31, 2012	53	15	108	15	—	180	3,359	57	1,670	5,457	4,706	10,163

(1) As of December 31, 2011 and 2010 all ordinary shares, all Series “B” Preferred shares and all Series “A” Preferred shares were issued and fully paid. As of December 31, 2012 all ordinary shares and Series “B” Preferred shares were issued and fully paid. All Series “A” Preferred shares were cancelled on June 14, 2012.

(2) As approved by Telecom Argentina’s Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2010.

(3) As approved by Series “A” Preferred shares’ Ordinary, Extraordinary and Special Shareholders’ Meeting held on April 7, 2011.

(4) As approved by Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 7, 2011.

(5) As approved by Series “A” Preferred shares’ Ordinary, Extraordinary and Special Shareholders’ Meeting held on August 2, 2011.

(6) As approved by Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2012.

(7) As approved by Series “A” Preferred shares’ Ordinary, Extraordinary and Special Shareholders’ Meeting held on June 13, 2012.

(8) As approved by Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 27, 2012.

(9) As approved by Núcleo’s Ordinary Shareholders’ Meeting held on March 16, 2012.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		For the years ended December 31,
	Note	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year		2,675	2,439	1,785
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses and other allowances		293	191	133
Depreciation of property, plant and equipment	8	1,792	1,538	1,302
Amortization of intangible assets	9	820	620	410
Consumption of materials	8	125	104	92
Gain on disposal of property, plant and equipment	22	(8)	(22)	(7)
Provisions	17	235	341	191
Restructuring provision	17	54	—	—
Interest and other financial losses		(53)	118	276
Income tax expense	14	1,464	1,394	1,076
Income tax paid	4.b	(1,647)	(1,316)	(1,007)
Net increase in assets	4.b	(925)	(731)	(761)
Net increase in liabilities	4.b	190	652	756
Total cash flows provided by operating activities		5,015	5,328	4,246
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	4.b	(2,465)	(2,193)	(1,758)
Intangible asset acquisitions	4.b	(861)	(807)	(594)
Proceeds from the sale of property, plant and equipment		13	39	10
Investments not considered as cash and cash equivalents	4.b	(630)	20	—
Total cash flows used in investing activities		(3,943)	(2,941)	(2,342)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	4.b	47	—	133
Payment of debt	4.b	(539)	(694)	(1,190)
Payment of interest	4.b	(13)	(14)	(76)
Payment of cash dividend	4.b and 12	(399)	(414)	(476)
Total cash flows used in financing activities		(904)	(1,122)	(1,609)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		118	31	18

INCREASE IN CASH AND CASH EQUIVALENTS		286	1,296	313
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4.b	2,882	1,586	1,273
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4.b	3,168	2,882	1,586

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

ADS:  Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

ADSL (Asymmetric Digital Subscriber Line): A modem technology that converts existing twisted-pair telephone lines into access paths for multimedia and high-speed data communications.

Argentine GAAP:  Generally Accepted Accounting Principles in force in Argentina through December 31, 2011 for the Company.

ARSAT: Argentine Satellite Solutions Corporation whose shares belong entirely to the Argentine state.

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

“Cuentas Claras”: Under the “Cuentas Claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

D&A: Depreciation and amortization.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas):  Argentine Federation of Professional Councils of Economic Sciences.

IAS:  International Accounting Standards.

IASB:  International Accounting Standards Board.

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

Telecom Argentina: Telecom Argentina S.A.

Telecom Italia Group:  Telecom Italia S.p.A. and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A. and Telecom Italia International, N.V.

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

VPP (Valor Patrimonial Proporcional): Equity method.

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

Telecom Argentina commenced operations on November 8, 1990, upon the transfer to the Company of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”). Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through October 10, 1999. As from such date, the Company also began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

Telecom Argentina provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina and through its subsidiaries, mobile telecommunications services in Argentina and Paraguay and international wholesale services in the United States of America. Information on the Telecom Group’s licenses and the regulatory framework is described in Note 2.

Entities included in consolidation and the respective equity interest owned by Nortel and Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned by Nortel and voting rights	Percentage of capital stock owned by Telecom Argentina and voting rights	Indirect control through	Date of acquisition
Telecom Argentina	54.74%			11.08.90
Personal	0.01%	99.99%	Telecom Argentina	07.06.94
Micro Sistemas (a)	0.01%	99.99%	Telecom Argentina	12.31.97
Telecom USA		100.00%	Telecom Argentina	09.12.00
Springville (i)		100.00%	Personal	04.07.09
Núcleo (ii)		67.50%	Personal	02.03.98

(i)                                     Dormant entity at December 31, 2012, 2011 and 2010.

(ii)                                  Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

b)             Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 28.

c)              Basis of preparation

These consolidated financial statements have been prepared in accordance with RT 26 as adopted by the CPCECABA, and as required by the CNV.

These consolidated financial statements are prepared in accordance with RT 26 for statutory purposes. The consolidated financial statements as of December 31, 2011 were prepared in accordance with FACPCE RT 6, 8, 9, 14, 16, 17, 18, 21 and 23, as adopted by the CPCECABA. However, as from January 1, 2012, and in accordance with CNV framework, the Company must prepare its financial statements under IFRS as issued by the IASB (and as provided by RT 26). Notwithstanding, the Company had prepared the 2011 and 2010 Annual consolidated financial statements under IFRS as issued by the IASB which were included in their respective 20F, so the fiscal year 2012 is not the first IFRS adoption for the Company as provided by IAS 1.

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

The financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

The accompanying consolidated financial statements have also been prepared on a going concern basis (further details are provided in Note 3.a) and the figures are expressed in millions of pesos, otherwise indicated.

Publication of these consolidated financial statements for the year ended December 31, 2012 was approved by resolution of the Board of Directors’ meeting held on February 28, 2013.

d)             Financial statement formats

The financial statement formats adopted are consistent with IAS 1. In particular:

•                  the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the year-end;

•                  the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and represents the way that the business of the Group is monitored by the Management, and, additionally, are in line with the usual presentation of expenses in the telecommunication industry;

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

These consolidated financial statements contain all material disclosures required under IFRS. Some additional disclosures required by the Argentine Corporations Law or CNV regulations have been included in the accompanying consolidated financial statements.

Note 2 - Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the CNC. The CNC is in charge of general oversight and supervision of telecommunications services. The SC has the power to develop, suggest and implement policies which are applicable to telecommunications services; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve major technical plans and to resolve administrative appeals filed against CNC resolutions.

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

(b) Licenses granted as of December 31, 2012

As of December 31, 2012, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•                  Local fixed telephony;

•                  Public telephony;

•                  Domestic and international long-distance telephony;

•                  Domestic and international point-to-point link services;

•                  Domestic and international telex services;

•                  VAS, data transmission, videoconferencing and transportation of audio and video signals; and

•                  Internet access.

As of December 31, 2012, Telecom Argentina’s subsidiaries have been granted the following licenses:

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

Radio electric spectrum auction

In May 2011, the SC through Resolution No. 57/11 launched an auction to reassign the 850 MHz and 1900 MHz frequency bands returned by Telefónica Móviles de Argentina S.A. because this company had exceeded its 50 MHz spectrum cap. The SC had postponed the auction of the spectrum and estimated that it would take place in May 2012.

On September 5, 2012, Personal was notified of SC Resolution No. 71/12, by which, as provided for in Article 10 of the List of Conditions, the auction approved by SC Resolution No. 57/11 was canceled for reasons of opportunity, merit and convenience of the Argentine Government.

On December 13, 2012, the PEN, through Decree No. 2,426/12, amended the Regulation on Management and Control Spectrum, incorporating paragraph 8.5 to Article 8 of that Regulation, establishing: “Notwithstanding the provisions of Article 8.1., the Regulatory Authority may assign frequencies directly to National Organizations, State Agencies and Entities majority-owned by the Argentine Government.”

Also, the mentioned Decree conferred to ARSAT the authorization for the use of the frequencies involved in the auction approved by Resolution SC No. 57/11.

The mentioned Decree also amended Article 8 of the Regulation for Telecommunications Services Licenses in force, incorporating the following provision: “Article 8 bis - Mobile Virtual Network Operator. Those interested in offering mobile services that not have radio spectrum frequencies assigned for the provision of these services must have the license for telecommunications services and the registration as Mobile Virtual Network Operator. Mobile services operators will be responsible for the services rendered to its customers, and are liable for the application of the respective sanction system. The Regulatory Authority may issue the application and interpretation acts that deems appropriate. “

The same Decree instructs the SC to implement the appropriate measures in order to attribute the bands between 1,710-1,755 MHz; 2,110-2155 MHz and 698-806 MHz exclusively for terrestrial mobile telecommunications services.

On December 13, 2012, the PEN, through Decree No. 2,427/12, declared of public interest the development, implementation and operation of the “Federal Wireless Network”, in charge of the Ministry of Federal Planning, Public Investment and Services, to be executed through ARSAT, under the National Telecommunications Plan “Argentina Conectada”, which provides the infrastructure necessary for this purpose, according to the general guidelines established in the Decree’s Annex.

In addition, by Article 2 of that Decree, the PEN instructed the Ministry of Federal Planning, Public Investment and Services, as major shareholder of ARSAT, to take the necessary corporate actions and decisions, that allow the execution of works and services required as a result of the implementation of the “Federal Wireless Network”.

Also, on December 21, 2012, the SC Resolution No. 222/09 was published in the Official Bulletin, which assigned ARSAT the telecommunication services license that authorizes the state company to provide any kind of telecommunication services with or without owned infrastructure. It also provided the authorization for the provision of value-added services, data transmission and transportation of audio and video signals.

By Resolution No. 9/13, published on February 7, 2013, the SC granted ARSAT the registration of Mobile Services and National and International Long Distance Services and the Provision of Telecommunication Facilities.

Personal Management continues evaluating the implications of SC Resolution No. 71/12 and Decree No. 2,426/12 in Telecom Argentina, as well as the necessary actions which allow Personal to continue providing high quality standards mobile services.

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

•                  Telecom Argentina’s bankruptcy.

If the license of Telecom Argentina was revoked, Nortel must transfer its stake in Telecom Argentina to the Regulatory Authority in trust for subsequent sale through public auction. After the sale of the shares to a new management group, the Regulatory Authority may renew the license to Telecom Argentina under terms to be determined.

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

Related to the Regulation for the call by call selection of the providers of long-distance services, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved this Regulation, subsequently modified by Resolution No. 75/03 of the Ministry of Economy, which introduced several changes related to the obligation of service provision and habilitation and blockage modality and the availability of the service on December 6, 2003. Nevertheless and having Telecom Argentina fulfilled with all its obligations, as of the date of these consolidated financial statements, this long-distance service modality is not implemented.

Related to the number portability, on January 22, 2009, the SC issued Resolution No. 08/09 pursuant to which an ad hoc Working Commission was created with representatives of the SC and the CNC, for the purpose of preparing a draft of the Number Portability Regime.

On August 19, 2010, through SC Resolution No. 98/10, the SC approved the Number Portability Regime (“NP”), covering the STM, SRMC, PCS and SRCE (trunking) mobile services, defined in the resolution as portable services.

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

On October 12, 2011, and under the provisions of SC Resolution No. 98/10 and No. 67/11, the contract for the integration and management of the Database, between the four service providers and the Administrator of the Portability, was formalized, resulting selected the company Telcordia Technologies Inc. together with his argentine partner Telmark S.A.

Personal and the other mobile service providers finalized the adjustments of their respective networks as well as developments and testing of the necessary information technology applications, implementing the NP during March 2012.

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

On December 9, 2008, the SC issued Resolution No. 405/08 which was objected by Telecom Argentina and Personal. These objections were resolved by the SC through its Resolution No.154/10.

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a program denominated “Telephony and Internet for towns without provision of basic Telephone services” that will be subsidized with funds from the SU Fund. The program seeks to provide local telephony, domestic long distance, international long distance and Internet in towns that did not provide basic telephone services. The proposed projects approved by the SC would be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in a bidding process provided for in Decree No. 558/08.

On December 1, 2010, the SC issued Resolutions No. 147/10 and 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aim to reclaim the Broadband Internet service to state-run educational institutions and public libraries, respectively, and would be implemented through the use of the FFSU resources. As of the date of these consolidated financial statements, the first auction of the “Internet for educational institutions” program has been conducted and the bidding of the “Internet for public libraries” program is being developed. Telecom Argentina was awarded and is finishing the last project facilities which will reach 1,540 schools involved and a billing to the FFSU of approximately $5 per year for a period of 5 years. On the other hand, the auction “Internet for public libraries” program was cancelled by the Regulatory Authority for its redefinition. Also, during 2012, the auction “Telephony and Internet for towns without provision of Basic Telephone Service” took place according to Resolution No. 88/09, which involved the service provision in 430 locations. Personal presented its offer to the action. As of the date of these consolidated financial statements, the auction is in pre-award stage.

On November 11, 2010, the SC issued Resolution No. 154/10 adopting the methodology for the deposit of the SU contributions to the trustee’s escrow account. The resolution includes several provisions related to the determination of the contributions that correspond to previous and posterior periods to the dictation of the Decree No. 558/08. It also provides that until the SC determines the existence of programs, the amounts that may correspond to their implementation may be discounted by the telecommunication providers when determining their contribution to the SU Fund. If completed the verification from the SC there were unrecognized amounts, they must be contributed into the FFSU or for the development of new works of the SU, with the approval of the SC.

On December 30, 2010, the trustee notified Telecom Argentina and Personal the trustee’s escrow account number in which they shall deposit the SU contributions under the provisions of SC Resolution No. 154/10.

On January 26, 2011 the SC issued Resolution No. 9/11 determining the “Infrastructure and Facilities Program”. The resolution provided that telecommunications services providers would affect to investment projects under this program, exclusively the amounts corresponding to their pending obligations of investment contributions born under Annex III of Decree No. 764/00, prior to Decree No. 558/08.

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

As of the date of these consolidated financial statements and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713 /07, Telecom Argentina has filed its monthly calculations since July 2007 for the review of the Regulatory Authority and estimated a receivable of $1,212 (unaudited). This receivable has not yet been recorded since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” — amounting approximately to $999 since July 2007 to date and which are included in the abovementioned receivable - did not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution. As of the date of these consolidated financial statements, the resolution of this appeal is still pending.

On July 12, 2012, Telecom Argentina was notified of SC Resolutions No. 53 and 54/12 and on July 25, 2012, it was notified of SC Resolutions No. 59, 60, 61 and 62/12, pursuant to which the “Special Service of Information 110”, the “Discounts for Retired People, Pensioners and Low Consumption Households”, the services of “Social Public Telephony and Loss-Making Public Telephony”, the “Services and Discounts relating to the Information Society Program argentin@internet.todos”, the “Services for Deaf-Mute People” and the “Free Access to Special Emergency Services and Special Community Services”, provided by Telecom Argentina did not qualify as an Initial Indicative Program, pursuant to the terms of Article 26 of Annex III of Decree No. 764/00, and that, taking into account the conditions and legal framework within which such services were developed by Telecom Argentina, they did not constitute different services involving a SU provision, and therefore cannot be financed with SU funds, pursuant to the terms of Article 2 of Decree No. 558/08.

On August 21, 2012, Telecom Argentina was notified of SC Resolutions No. 69 and 70/12, pursuant to which the “Value Added Service 0611 and 0612” and the “Long Distance Semipublic Service “ provided by Telecom Argentina did not qualify as an Initial Indicative Program, pursuant to the terms of Article 26 of Annex III of Decree No. 764/00, and that, taking into account the conditions and legal framework within which such services were developed by Telecom Argentina, they did not constitute different services involving a SU provision, and therefore cannot be financed with SU funds, pursuant to the terms of Article 2 of Decree No. 558/08.

Telecom Argentina’s Management, with the advice of its legal counsels, has filed appeals against SC Resolutions Nos. 53, 54, 59, 60, 61, 62, 69 and 70 presenting the legal arguments based on which such resolutions should be revoked. The deductions that were objected by the SC Resolutions amount to approximately $450 and are included in the credit balance mentioned in the third paragraph.

On September 13, 2012, the CNC required Telecom Argentina to deposit approximately $208. Telecom Argentina has filed a recourse refusing the CNC’s request on the grounds that various appeals against SC Resolutions are still pending. However, it cannot be assured that these issues will be favorably resolved at the administrative stage.

In Personal

Since January 2001, Personal recorded a provision related to its obligation to make contributions to the SU fund. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, Personal deposited the correspondent contributions of approximately $112 into an account held under their name at the Banco de la Nación Argentina in January 2011.

During the first quarter of 2011, the above mentioned funds were transferred to the trustee’s escrow account, in compliance with the provisions of SC Resolution No. 154/10 previously described. Since January 2011, FFSU contributions are now being made into such escrow account.

In March 2011, Personal submitted to the SC a $70 investment project, pursuant to SC Resolution No. 9/11, for the development of a network infrastructure in locations in the Northern Region of Argentina with no mobile coverage. As of the date of these consolidated financial statements, the project is still pending approval by the Regulatory Authority.

On July 5, 2012, the SC issued Resolution No. 50/12 pursuant to which it notified that the services referred to by the Mobile Communications Services Providers, which were filed as High Cost Areas or services provided in non-profitable areas, services provided to clients with physical limitations (deaf-mute and blind people), rural schools, and the request relating to the installation of radio-bases and/or investment in the infrastructure development in various localities, do not constitute items that may be discounted from the amount of contributions to the SU pursuant to Article 3, last part, of Resolution No. 80/07, or Article 2 of Decree No. 558/08. It also provides that certain amounts already deducted may be used for investment projects within the framework of the Program of SC Resolution No. 9/11, or deposited in the SU Fund, as applicable.

Personal has filed an administrative resource against SC Resolution No. 50/12, requesting its nullity of the SC’s actions in connection with it. As of the date of these consolidated financial statements, the resolution of this matter is still pending.

On October 1, 2012, responding to an SC’s requirement, Personal deposited under protest approximately $23 in the SU Fund, corresponding to the assessment of the SU services provided by Personal since the issuance of Decree No. 558/08, reserving its right to take all actions it may deem appropriate to claim its reimbursement, as informed to the SC and the CNC on October 15, 2012. Since August 2012, Personal is paying under claim of those concepts in their monthly calculations.

The Management of Personal could not assure that this issue would be favorably resolved at the administrative stage.

(e) Administrative complaint in connection with the service cuts affecting Telecom Argentina and Personal’s customers

On June 25, 2012, the CNC notified Telecom Argentina of an administrative complaint relating to an incident that took place on June 12, 2012, in an optic fiber link of Telecom Argentina, caused by a construction company for which Telecom Argentina is not liable, which affected the interurban and ADSL services in localities at the North Region of the country, also affecting the mobile communication services provided by Personal. Such services were quickly restored, after slightly more than two hours of labor, thanks to the networks’ redundancy. On the same date, within the same procedure, the CNC also notified Personal of an administrative complaint in connection with the problems affecting its mobile communication services.

Telecom Argentina and Personal filed their defense against such penalty procedures, exposing the arguments based on which such procedures should be left without effect. On October 11, 2012, the CNC notified Telecom Argentina and Personal that the procedures begun on June 25, 2012 were left without effect because the regulations on which the complaint was based (Article 10.1 of Annex I of Decree No. 764/00) were not applicable to Telecom Argentina nor to Personal. Nevertheless, the CNC filed a new complaint against both companies for the alleged non-compliance of the regulations provided in the List of Conditions of the Basic Telephone Service and the Mobile Telephone Service, respectively.

The Management of Telecom Argentina and Personal, with the advice of their legal counsels, believes that there are solid arguments to defend themselves against the new complaint. This incident is different from other cases reviewed by the CNC of network outages of other mobile operators occurred during the second quarter of 2012, so that any possible sanctions should not materially affect the financial and economic position of Telecom Argentina and Personal. Nevertheless, it cannot be assured that the new procedure will not result in administrative penalties that will make it necessary for Telecom Argentina and Personal to defend their rights at court.

(f) Assessment of Mobile Services: SC Resolution No. 45/12

On May 31, 2012, the SC issued Resolution No. 45/12 providing that the assessment time of calls originated in users of mobile services shall start from the moment in which the call’s recipient answers the phone in person or through a message box, until the moment in which the communication ends, and that any communications that are not answered by the recipient (either in person or through a message box) shall not be invoiced or charged in any way.

The assessment provided by Resolution No. 45 was successfully implemented by Personal as from October 11, 2012.

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

As of December 31, 2012, Telecom Argentina has a net receivable of $62 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the non-current caption “Other receivables”.

Since the resolution allows Telecom Argentina to offset the receivables with existing and/or future regulatory duties and the intention of Telecom Argentina is to exercise its offsetting rights, the receivable was recorded net of reserves. As of December 31, 2012, the reserves corresponding to these regulatory duties amounted to $85.

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

However, a preliminary injunction against Telecom Argentina disallowed Telecom Argentina to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force.

Tax on deposits to and withdrawals from bank accounts charged to customers

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

In April 2007, Telecom Argentina provided the CNC with supporting documentation on this amount for its audit. Telecom Argentina had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by Telecom Argentina and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, Telecom Argentina has recorded as “Non-current Other receivable” a total of $23.

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

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new LOU (the “Letter”) with the UNIREN. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter will provide the framework for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Article 9 of the Public Emergency Law.

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

As of the date of these financial statements, Telecom Argentina continues to await completion of the administrative steps required for the National Executive to submit to the National Congress a proposed Memorandum of Agreement for Renegotiation.

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

Note 3 — Significant accounting policies

a)             Going concern

The consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 have been prepared on a going concern basis as there is a reasonable expectation that Nortel will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

b)             Foreign currency translation

Items included in the financial statements of each of the Telecom Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Argentine pesos ($), which is the functional currency of all Telecom Group’s companies located in Argentina. The functional currency for the foreign subsidiaries of the Telecom Group is the respective legal currency of each country.

The financial statements of the Telecom Argentina’s foreign subsidiaries (Núcleo, Telecom USA and Springville) are translated using the exchange rates in effect at the reporting date (the current method); income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are recognized in Other Comprehensive Income. The cash flows of foreign consolidated subsidiaries expressed in foreign currencies included in the consolidated statement of cash flows are translated at the average exchange rates for the year.

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

d)             Consolidation

These consolidated financial statements include the accounts of Nortel with Telecom Argentina and its subsidiaries over which it has effective control (Personal, Núcleo, Springville, Micro Sistemas and Telecom USA) as of December 31, 2012, 2011 and 2010.

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

Financial year-end of all the subsidiaries’ financial statements coincides with that of the Parent and have been prepared in accordance with the same accounting policies.

e)              Revenues

Revenues are recognized to the extent that it is considered probable that economic benefits will flow to Telecom Argentina and their amount can be measured reliably. Final outcome may differ from those estimates.

Revenues are stated net of discounts and returns.

Telecom Argentina discloses its revenues into two groups: services and equipment. Service revenues are the main source of income for Telecom Argentina and are disclosed by nature: Voice services, Internet services and Data transmission services. This classification of revenues is given by different commercial offers and products, type of contracts and kind of customers. Equipment sales represent a precursor of the mentioned service revenues; therefore, from time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs in order to acquire new contracts with a minimum non-cancelable period of permanence.

Other income mainly includes penalties collected from suppliers which are realized in the ordinary course of business but are not the main business objective.

The Company’s principal sources of revenues are:

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

Interconnection charges represent amounts received by Telecom Argentina from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on Telecom Argentina’s network. Revenue is recognized as services when they are provided.

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

Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period up to an amount equal to or less than the amount of deferred revenues. Generally, reconnection revenues are higher than its associated direct expenses.

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

Revenue on construction contracts recognized in the years ended December 31, 2011 and 2010 amounted to $25, $14, respectively. No revenue on construction contracts was recorded for year 2012.

Revenue from international telecommunications services mainly includes voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between Telecom Argentina and foreign telecommunications carriers, covering inbound international long-distance calls.

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

Mobile telecommunication services and products

Telecom Argentina provides mobile services throughout Argentina via cellular and PCS networks. Cellular fees consist of monthly basic fees, airtime usage charges, roaming, charges for TLRD, CPP charges and additional charges for VAS, including call waiting, call forwarding, three-way calling, voicemail, SMS, GPRS, Mobile Internet and for other miscellaneous cellular services. These revenues are recognized as services when they are rendered.

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

Applicable to both fixed telephony and mobile telephony, for offerings including separately identifiable components (as equipment and service), Telecom Argentina and its subsidiaries recognize revenues related to the sale of the equipment when it is delivered to the final customer whereas service revenues are recorded when rendered. The total revenue generated by this type of transactions is assigned to the separately identifiable units of accounting based on their fair values, provided that the total amount of revenue to be recognized does not exceed the contract revenue. IFRS does not prescribe a specific method for such assignation of revenue. However, telecommunications industry practice generally applies the method known as “residual method”, which was used in the preparation of the present consolidated financial statements. The “residual method” requires identifying all the components that comprise a transaction and allocating its fair value on an individual basis to each of them. Under this method, the fair value of a delivered item (which could not be individually determined) is determined as the difference between the total arrangement consideration and the sum of the fair values of those elements for which fair value can be estimated on a stand-alone basis.

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

Financial assets include:

Cash and cash equivalents

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed three months.

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

Investments

Investments over 90 days maturity are recorded at amortized cost.

Argentine companies notes and government bonds (whereas, in both cases, Telecom Group’s intention is to hold them until its maturity date) are measured at amortized costs.

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

Certain circumstances of impairment of financial assets that the Telecom Group assesses to determine whether there is objective evidence of an impairment loss could include: delay in the payments received from customers; customers that enter bankruptcy; the disappearance of an active market for that financial asset because of financial difficulties; observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets, significant financial difficulty of the obligor, among others.

f.2) Financial liabilities

Financial liabilities comprise trade payables, financial debt (excluding Derivatives), salaries and social security payables (see n) below) and certain other liabilities.

Until the redemption of the shares on June 14, 2012 and in accordance with the Terms and Conditions of issuance (see Note 12), Nortel’s Class “A” preferred shares provided a mandatory repayment schedule. Although payments to the holders of such shares became due only to the extent that the Company had liquid and realized profits, legally available for distribution under Argentine law, the Company’s payment obligation did not disappear as a result of the temporary lack of such profits. Therefore, the Company’s payment obligations under the terms of issuance of the Class “A” preferred shares were classified as liability and valued at their amortized cost (as provided by CNV Resolution No. 576/09).

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

f.3) Derivatives

Derivatives are used by the Company to manage its exposure to exchange rate and sometimes interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to pre-established operational limits.

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

For additional information about derivatives operations during 2012 and 2011 see Note 20. As of December 31, 2012 all NDF contracts were cancelled.

g)             Inventories

Inventories are measured at the lower of cost and estimated net realizable value. Cost is determined on a weighted average cost basis. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Allowances are made for obsolete and slow-moving inventories.

From time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs. This strategy is aimed at achieving higher service revenues or at retention of high value customers by reducing customer access costs while maintaining the companies’ overall mobile business profitability since the customer subscribes a monthly service contract for a minimum non-cancelable period. For the estimation of the net realizable value in these cases the Company considers the estimated selling price less applicable variable selling expenses plus the expected margin from the service contract signed during its minimum non-cancelable term.

h)             PP&E

PP&E is stated at acquisition or construction cost. Subsequent expenditures are capitalized only when they represent an improvement, it is probable that future economic benefits associated with the item will flow to Telecom Argentina and the cost of the item can be measured reliably.

All other subsequent costs are recognized as expense in the period in which they are incurred. When a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items if they are significant.

PP&E cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized in the statement of financial position under Provisions line item at its present value. These capitalized costs are depreciated and charged to the consolidated income statement over the useful life of the related tangible assets in the Depreciation and amortization item line.

The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are annually reviewed. Changes in the above liability are recognized as an increase or decrease of the cost of the relative asset and are depreciated prospectively.

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

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously taking into account, among others, technological obsolescence, maintenance and condition of the assets and different intended use from previous estimates. The effect of such changes is recognized prospectively in the consolidated income statement.

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

• PCS license (Argentina)

Telecom Argentina, based on an analysis of all of the relevant factors, has considered the license having an indefinite useful life since there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

• PCS and Band B licenses (Paraguay)

Initial acquisition costs of Núcleo’s PCS and Band B licenses were amortized under the straight-line method over 120 months. These licenses were successively renewed for a period of 5years, estimating the finalization of its amortization during year 2017.

• Internet and data transmission license (Paraguay)

Núcleo’s license is amortized over 5 years through fiscal year 2016.

• Rights of use

Telecom Argentina purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a specified period of time. Acquisition costs are capitalized as intangible assets and amortized over the terms of the respective capacity agreements, generally 15 years.

• Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of Telecom Argentina’s services and products. Amounts capitalized are being amortized over the life of the agreements, with expiration ranging from financial year 2009 to financial year 2028.

• Customer relationships

Customer relationships identified as part of the purchase price allocation performed upon the acquisition of Cubecorp Argentina S.A. (a company engaged in data center business) in financial year 2008, are being amortized over the estimated duration of the relationship for customers in the data center business (15 years).

j)                Leases

Finance leases

Leases that transfer substantially all the risks and benefits incidental to ownership of the leased asset are classified as finance leases. Telecom Argentina recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Subsequently, minimum lease payments are apportioned between a finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents, if any, are charged as expenses in the periods in which they are incurred.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned.

As of December 31, 2012 the Telecom Group holds finance leases which represent current liabilities in the amount of $21 and non-current commercial liabilities of $20. A summary by major class of fixed assets covered by finance leases as of December 31, 2012 is as follows:

	Book value	Lease terms	Amortization period
Computer equipment	53	3 years	3 years
Accumulated depreciation	(9)
Net value	44

Operating leases

Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative.

In the normal course of business, Telecom Argentina leases cell sites, switch sites, satellite capacity and circuits under various non-cancellable operating leases that expire on various dates through 2022. Rental expense is included under Other operating expenses item line in the consolidated income statements.

k)             Impairment of intangible assets and PP&E

At every annual or interim closing date, Telecom Argentina assesses whether there are any indicators of impairment of assets that are subject to amortization. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Telecom Group over market capitalization.

The carrying value of an asset is considered impaired by Telecom Argentina when it is higher than its recoverable amount. In that event, a loss would be recognized in the statement of income.

The recoverable value of an asset is the higher of its fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Where it is not possible to estimate the recoverable value of an individual asset, Telecom Argentina estimates the recoverable value of the cash-generating unit to which the asset belongs. Telecom Argentina considers each legal entity of the Telecom Group as a cash-generating unit.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded if no impairment loss had been recognized. The reversal of an impairment loss is recognized as income in the consolidated income statement.

Intangible assets with an indefinite useful life (including intangible assets not ready to use) are not subject to amortization and are tested at least annually for impairment. The only intangible asset with an indefinite useful life held by Telecom Argentina as of December 31, 2012 and 2011 is the PCS license (Argentina), which is entirely allocated to the Personal Mobile Service operating segment. Its recoverable amount is determined based on the value in use, which is estimated using discounted net cash flows projections.

For the years presented, Telecom Argentina estimated that there are no indicators of impairment of assets that are subject to amortization.

l)                Other liabilities

•                      Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. Telecom Argentina does not sponsor any stock option plan.

Pension benefits shown under Other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability in Telecom Argentina. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by IAS 19. Telecom Argentina does not make plan contributions or maintain separate assets to fund the benefits at retirement.

The actuarial assumptions used are based on market interest rates, past experience and Management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following rates and salary ranges:

	2012	2011	2010
Discount rate (1)	4.1 – 13.1%	5.6 – 12.1%	1.2 – 7.4%
Projected increase rate in compensation (2)	15.0 – 25.2%	15.0 – 25.7%	15.3 – 22.0%

(1) Represents estimates of real rate of interest rather than nominal rate in $.

(2) In line with an estimated inflationary environment for the next three financial years.

Additional information on pension benefits is provided in Note 16.

•                      Legal fee

Pursuant to Law No. 26,476 - Tax Regularization Regime (“Régimen de Regularización Impositiva Ley Nº 26,476”), Telecom Argentina is subject to a legal fee which shall be paid in twelve monthly consecutive installments without interest as from final judgment. It is carried at amortized cost.

m)         Deferred revenues

Deferred revenues include:

•                 Deferred revenues on prepaid calling cards

Revenues from unused traffic and data packs for unexpired calling cards are deferred and recognized as revenue when the minutes and the data are used by customers or when the card expires, whichever happens first. See Note 3.e. Revenues — Fixed telecommunication services and products.

•                 Deferred revenues on connection fees

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of customer relationship. See Note 3.e. Revenues — Fixed telecommunication services and products and Mobile telecommunication services and products.

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

•                 Deferred revenue on sale of capacity and related services

Under certain network capacity purchase agreements, Telecom Argentina sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided. Those revenues are recorded under “Data” item line in the Fixed services segment.

n)             Salaries and social security payables

Include unpaid salaries, vacation and bonuses and its related social security contributions, as well as termination benefits and restructuring indemnities. See f.2) above for a description of the accounting policy regarding the measurement of financial liabilities.

Termination benefits represent severance indemnities that are payable when employment is terminated in accordance with labor regulations and current practices, or whenever an employee accepts voluntary redundancy in exchange for these benefits. In the case of severance compensations resulting from agreements with employees leaving Telecom Argentina upon acceptance of voluntary redundancy, the compensation is usually comprised of a special cash bonus paid upon signing the severance agreement, and in certain cases may include a deferred compensation, which is payable in monthly installments calculated as a percentage of the prevailing wage at the date of each payment (“prejubilaciones”). The employee’s right to receive the monthly installments mentioned above starts on the date they leave Telecom Argentina and ends either when they reach the legal mandatory retirement age or upon the decease of the beneficiary, whichever occurs first.

Restructuring debt represent the indemnities that are payable for the layoffs related to the restructuring plan that the Telecom Group has begun by the end of 2012. Further information on the restructuring plan is provided in Note 17 to the consolidated financial statements.

o)             Taxes payables

Telecom Argentina is subject to different taxes and levies such as municipal taxes, tax on deposits to and withdrawals from bank accounts, turnover taxes, regulatory fees (including SU) and income taxes, among others, that represent an expense for the Group. It is also subject to other taxes over its activities that generally do not represent an expense (internal taxes, VAT, ENARD tax).

The principal taxes that represent an expense for Telecom Argentina are the following:

• Income taxes

Income taxes are recognized in the consolidated income statement, except to the extent that they relate to items directly recognized in Other comprehensive income or directly in equity. In this case, the tax is also recognized in Other comprehensive income or directly in equity, respectively. The income tax expense for the period comprises current and deferred tax.

As per Argentinean Tax Law, income taxes payables have been computed on a separate return basis (i.e., the Company is not allowed to prepare a consolidated income tax return). All income tax payments are made by each of the subsidiaries as required by the tax laws of the countries in which they operate. Telecom Argentina records income taxes in accordance with IAS 12.

Deferred taxes are recognized using the “liability method”. Temporary differences arise when the tax base of an asset or liability differs from their carrying amounts in the consolidated financial statements. A deferred income tax asset or liability is recognized on those differences, except for those differences related to investments in subsidiaries that generate a deferred income tax liability, where the timing of the reversal of the temporary difference is controlled by the Telecom Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same tax authority and there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates in the respective jurisdictions in which the Telecom Group operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The statutory income tax rate in Argentina was 35% for all years presented. Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

The statutory income tax rate in Paraguay was 10% for all years presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5% (this is the criterion used by Núcleo for the recording of its deferred tax assets and liabilities, representing an effective tax rate of 15%). However, the effect of the additional income tax rate according to the Argentine tax law in force on the undistributed profits of Núcleo is fully recognized as it is considered probable that those results will flow to Personal in the form of dividends.

The statutory income tax rate in Uruguay was 25% for all years presented.

The statutory income tax rate in the United States was 39.50%, 39.50% and 36.50% for the years ended December 31, 2012, 2011 and 2010, respectively.

• Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on revenues and other income, net of certain deductible expenses. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services and equipment). Average rates resulting from the turnover tax charge over the total revenues were approximately 4.7%, 4.4% and 4.5% for the years ended December 31, 2012, 2011 and 2010, respectively. In the case of the Company, interest on financial investments are taxed at a rate of 6%.

• Other taxes and levies

Since the beginning of 2001, telecommunication services companies have been required to make a SU contribution to fund SU requirements. The SU tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the SU tax and other deductions stated by regulations. The rate is 1% of total billed revenues and adopts the “pay or play” mechanism for compliance with the mandatory contribution to the SU fund.

Congress passed Law No. 26,539 which amends the excise tax and establishes that the importation and sale of technological and computer goods, including mobile phones, will be subject to the excise tax at a rate of 17%, resulting in an effective tax rate of up to 20.48%, applicable beginning on December 1, 2009. The Company has the right to transfer this tax to its customers but this is not always possible. Such incremental cost is included in the item line “Cost of equipments and handsets”.

p)             Provisions

The Telecom Group records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value of money is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as “Finance expenses”. Additional information is given in Note 17.

Provisions also include the expected costs of dismantling assets and restoring the corresponding site if a legal or constructive obligation exists, as mentioned in h) above. The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are reviewed annually, at each financial year-end.

q)             Dividends

Dividends payable are reported as a change in equity in the year in which they are approved by the Shareholders’ Meeting.

r)              Finance income and expenses

Finance income and expenses include:

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

s)               Earnings per share

Basic earnings per share are calculated by dividing the net income or loss attributable to owners of the Parent by the weighted average number of ordinary shares outstanding during the year (see Note 25).

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

For the years presented the Company estimated that there are no indicators of impairment of assets that are subject to amortization. However, changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition and/or changes in market conditions, and the outcome of the rates negotiations for regulated fixed services with the Argentine government, could significantly impact these judgments and could require future adjustments to the recorded assets.

Intangible assets with indefinite useful life—PCS license

The Company determined that Personal’s PCS license met the definition of an indefinite-lived intangible asset for the years presented and tests it annually for impairment. The recoverability assessment of an indefinite-lived intangible asset such as the PCS license requires our Management to make assumptions about the future cash flows expected to be derived from such asset.

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

Our judgments regarding future cash flows may change due to future market conditions, business strategy, the evolution of technology and other factors. These changes, if any, may require adjustments to the carrying amount of the PCS license.

Income taxes and recoverability assessment of deferred tax assets

Income taxes (current and deferred) are calculated in each company of the Telecom Group according to a reasonable interpretation of the tax laws in effect in each jurisdiction where the companies operate. The recoverability assessment of deferred tax assets sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets takes into account the estimate of future taxable income based on the Company’s projections and on conservative tax planning.

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long term receivables and payables. The estimated discount rate used to determine the discounted cash flow of non-current receivables and payables is an annual rate in pesos ranging between 19% and 28% for years 2012 and 2010. Additionally, an annual U.S. dollars rate of approximately 8% was used for discounting long term receivables denominated in U.S. dollars during 2012 and 2011.

Provisions

The Company is subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory and commercial. In order to determine the proper level of provisions, Management assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. Internal and external legal counsels are consulted on these matters. A determination of the amount of provisions required, if any, is made after careful analysis of each individual issue. The determination of the required provisions may change in the future due to new developments in each matter, changes in jurisprudential precedents and tribunal decisions or changes in its method of resolving such matters, such as changes in settlement strategy.

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

New Standards and Interpretations issued by the IASB not in force

As required by IAS 8, the IFRS issued by the IASB not in force as of the date of these consolidated financial statements are reported below and briefly summarized. These standards have not been adopted by the Company.

IFRS 10 (Consolidated Financial Statements)

In May 2011 the IASB published IFRS 10 which supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities and is effective for financial years beginning on or after January 1, 2013. Earlier application is permitted.

The application of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

IFRS 12 (Disclosure of Interests in Other Entities)

In May 2011 the IASB issued IFRS 12 “Disclosure of Interest in Other Entities”, a new standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

The IFRS is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

As a result of the adoption of IFRS 12 since January 1, 2013 additional disclosure regarding summarized financial information about each subsidiary could be required if its noncontrolling interest is material to the Company.

IFRS 13 (Fair value measurement)

In May 2011 the IASB issued IFRS 13 “Fair Value Measurement”. This standard contains guidance on fair value measurement and disclosure requirements. The requirements do not extend the use of fair value accounting as a general rule, but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs.

IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The application of this standard is not expected to have a material impact on the Company’s financial position and results of operations.

IAS 19 revised (Employee benefits)

In June 2011 the IASB issued IAS 19 revised. The amendments make important improvements regarding the recognition of the actuarial gains and losses, the presentation of changes in assets and liabilities arising from defined benefit plans(requiring to be presented in OCI), and further disclosure requirements for defined benefit plans.

IAS 19 revised is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The application of these amendments is not expected to have a material impact on the Company’s financial position and results of operations.

Amendments to IAS 1 (Presentation requirements for Other Comprehensive Income)

In June 2011 the IASB issued amendments to IAS 1. The amendments require companies to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

These amendments are effective for financial years beginning on or after July 1, 2012. The application of these amendments is not expected to have a material impact on the Company’s financial position and results of operations.

Amendments to IAS 32 (Requirements for offsetting financial instruments)

In December 2011 the IASB issued amendments to IAS 32.

The amendments clarify the meaning of currently has a legally enforceable right of set-off and also clarify the application of the IAS 32 offsetting criteria to settlement systems which apply gross settlement mechanisms that are not simultaneous.

These amendments are effective for financial years beginning on or after January 1, 2014 and are required to be applied retrospectively. Early application is permitted. The Company is currently analyzing the impact that the adoption of these amendments will have on the Telecom Group’s financial position and results of operations.

Amendments to IFRS 7 (Offsetting financial assets and financial liabilities)

In December 2011 the IASB issued amendments to IFRS 7. These amendments require disclosure to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position.

These amendments are effective for financial years beginning on or after January 1, 2013. The required disclosures should be provided retrospectively.

The Company is currently analyzing the impact that the adoption of these amendments will have on the Telecom Group’s financial position and results of operations.

Annual improvements to IFRSs (2009-2011 cycle)

In May 2012 the IASB published the Annual improvements to IFRS (2009-2011 cycle), which introduce amendments to IFRS 1, IAS 1, IAS 16, IAS 32 and IAS 34. These amendments introduce clarifications in all cases that the IASB considered necessary as there was diversity and confusion in the application of certain requirements, but not substantially modify the respective standards. The adoption of these amendments will have no significant impact on the Company’s financial position or results of operations.

The amendments are effective for financial years beginning on or after January 1, 2013. Earlier application is permitted.

Investment entities (amendments to IFRS 10, IFRS 12 and IAS 27)

The IASB issued an amendment to IFRS 10 Consolidated Financial Statements, which provides an exception to consolidation for entities that meet the definition of an investment entity. This exception requires that these entities do not consolidate its subsidiaries in the Consolidated Financial Statements, those investments must be measured at fair value. Additionally, amendments to exposure requirements of IFRS 12 and IAS 27 were made for such entities.

These amendments are effective for financial years beginning on or after January 1, 2014. Earlier application is permitted. The adoption of these amendments will have no significant impact on the Company’s consolidated financial position or results of operations.

Note 4 — Cash and cash equivalents and Investments. Additional information on the consolidated statements of cash flows

a)             Cash and cash equivalents and Investments

Cash and cash equivalents consist of the following:

	As of December 31,
Cash and cash equivalents	2012	2011
Cash	12	8
Banks	127	103
Time deposits	2,625	2,762
Mutual funds	404	9
Total cash and cash equivalents	3,168	2,882

Investments consist of the following:

	As of December 31,
Current investments	2012	2011
Investments over 90 days maturity	540	—
Argentine companies notes	20	—
Government bonds	1	—
Total current investments	561	—

	As of December 31,
Non-current investments	2012	2011
Argentine companies notes	69	—
2003 Telecommunications Fund	1	1
Total non-current investments	70	1

b)             Additional information on the consolidated statements of cash flows

The consolidated statements of cash flows have been prepared using the indirect method.

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition) and bank overdrafts (in the consolidated statements of financial position, bank overdrafts are included in current loans).

	As of December 31,
	2012	2011	2010
Cash and cash equivalents	3,168	2,882	1,595
Bank overdrafts	—	—	(9)
Total cash and cash equivalents at year-end	3,168	2,882	1,586

•                   Changes in assets/liabilities components:

	Years ended December 31,
	2012	2011	2010
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	—	3	—
Trade receivables, net	(654)	(534)	(405)
Other receivables, net	(163)	(107)	(120)
Inventories, net	(108)	(93)	(236)
	(925)	(731)	(761)
Net (decrease) increase in liabilities
Trade payables	169	293	440
Deferred revenues	90	178	37
Salaries and social security payables	8	175	118
Other taxes payables	84	31	188
Other liabilities	(40)	31	9
Provisions	(121)	(56)	(36)
	190	652	756

Income tax paid consists of the following:

	Years ended December 31,
	2012	2011	2010
Income tax returns	(389)	(529)	(451)
Payments in advance	(1.168)	(703)	(494)
Other payments	(90)	(84)	(62)
Total payments of income tax	(1.647)	(1,316)	(1,007)

•                   Main non-cash operating transactions:

	Years ended December 31,
	2012	2011	2010
VAT offset with income tax payments	23	—	—
Compensation Fund contribution reclassified between:		—	—
Provisions and other receivables and salaries and social security contributions	39	—	—
Provisions and other liabilities	27	—	—
SAC acquisitions offset with trade receivables	161	95	57
SU receivables offset with taxes payable	—	112	—
Minimum presumed income credit and various retentions	—	—	3
Government bonds received in exchange for trade receivables	—	—	2

•                   Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2012	2011	2010
Fixed assets additions (Note 8)	(2,574)	(2,485)	(1,962)
Plus:
Payments of trade payables originated in prior years acquisitions	(1,223)	(1,065)	(924)
Less:
Acquisition of fixed assets through incurrence of trade payables	1,317	1,351	1,124
Mobile handsets lent to customers at no cost (i)	15	6	4
	(2,465)	(2,193)	(1,758)

(i)            Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2012	2011	2010
Intangible assets acquisitions (Note 9)	(842)	(874)	(572)
Plus:
Payments of trade payables originated in prior years acquisitions	(92)	(105)	(127)
Trade receivables offset	(161)	(95)	(57)
Less:
Acquisition of intangible assets through incurrence of trade payables	234	267	162
	(861)	(807)	(594)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2012	2011	2010
Investments over 90 days maturity	(540)	20	—
Argentine companies notes	(70)	—	—
Government bonds	(20)	—	—
	(630)	20	—

•                   Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

	Years ended December 31,
	2012	2011	2010
Debt proceeds – Núcleo	47	—	133
Total financial debt proceeds	47	—	133
Redemption of Class “A” preferred shares	(363)	(542)	(354)
Payment of dividends on Class “A” preferred shares redemption	(113)	(116)	—
Payment of Notes – Personal and Telecom Argentina	—	—	(683)
Purchase of Notes – Personal and Telecom Argentina	—	—	(35)
Payment of bank loans – Núcleo	(63)	(36)	(118)
Total payment of debt	(539)	(694)	(1,190)
Payment of interest on Notes – Personal and Telecom Argentina	—	—	(63)
Payment of interest on bank loans – Núcleo	(13)	(14)	(13)
Total payment of interest	(13)	(14)	(76)

Telecom Group’s Dividends Distribution

The Annual General Ordinary Shareholders’ Meeting of Telecom Argentina held on April 27, 2012 approved a cash dividend distribution in the amount of $807 (equivalent to $0.82 peso per share of Telecom Argentina). Of such amount, which was paid on May 10, 2012, $365 corresponded to its non-controlling shareholders.

The Annual General Ordinary Shareholders’ Meeting of Telecom Argentina held on April 7, 2011 approved a cash dividend distribution in the amount of $915 (equivalent to $0.93 peso per share of Telecom Argentina). Of such amount, which was paid on April 19, 2011, $414 corresponded to its non-controlling shareholders.

The Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on April 28, 2010 approved a cash dividend distribution in the amount of $1,053 (equivalent to $1.07 per share of Telecom Argentina). Of such amount, which was paid in two installments in May and December 2010, $476 corresponded to its non-controlling shareholders.

Núcleo’s Dividends Distribution

The Núcleo’s Annual General Ordinary Shareholders’ Meeting held on March 16, 2012 approved the following cash dividends distribution to its shareholders:

Dividends payment date	Dividends belonging to Personal	Dividends belonging to non-controlling shareholders’	Total
April 2012	28	12	40
October 2012	21	11	32
Total	49	23	72

Note 5 — Trade receivables, net

Trade receivables, net consist of the following:

	As of December 31,
	2012	2011
Current trade receivables, net
Fixed services	853	725
Personal mobile services	1,469	1,199
Núcleo mobile services	61	36
Subtotal	2,383	1,960
Allowance for doubtful accounts	(202)	(170)
	2,181	1,790
Non-current trade receivables, net
Fixed services	23	30
	23	30
Total trade receivables, net	2,204	1,820

Movements in the allowance for current doubtful accounts are as follows:

	Years ended December 31,
	2012	2011
Current allowance for doubtful accounts
At the beginning of the fiscal year	(170)	(151)
Additions – Bad debt expenses	(275)	(169)
Uses	243	152
Currency translation adjustments	—	(2)
As of December 31,	(202)	(170)

Note 6 — Other receivables, net

Other receivables, net consist of the following:

	As of December 31,
	2012	2011
Current other receivables, net
Prepaid expenses	206	164
Receivable for suppliers indemnities	61	—
Tax credits	62	58
Restricted funds	13	23
Compensation Fund	19	—
Related parties (Note 27.b)	—	1
Other	111	74
Subtotal	472	320
Allowance for doubtful accounts	(15)	(12)
	457	308
Non-current other receivables, net
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and h)	85	90
Restricted funds	22	23
Tax credits	30	39
Prepaid expenses	86	68
Other	14	12
Subtotal	237	232
Allowance for regulatory matters (Note 2 g. and h)	(85)	(90)
Allowance for doubtful accounts	(30)	(34)
	122	108
Total other receivables, net	579	416

Movements in the allowances are as follows:

	Years ended December 31,
	2012	2011
Non-current allowance for regulatory matters
At the beginning of the year	(90)	(90)
Uses	5	—
As of December 31,	(85)	(90)

	Years ended December 31,
	2012	2011
Current allowance for doubtful accounts
At the beginning of the year	(12)	(13)
Additions	(3)	—
Reversals	—	1
As of December 31,	(15)	(12)
Non-current allowance for doubtful accounts
At the beginning of the year	(34)	(30)
Additions	(1)	(4)
Uses	5	—
As of December 31,	(30)	(34)

Note 7 — Inventories, net

Inventories, net consist of the following:

	As of December 31,
	2012	2011
Mobile handsets and equipment	626	536
Fixed telephones and equipment	15	19
Subtotal	641	555
Allowance for obsolescence of inventories	(8)	(19)
	633	536

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2012	2011
Allowance for obsolescence of inventories
At the beginning of the year	(19)	(23)
Additions – Fees for services, maintenance and materials	(14)	(11)
Uses	25	15
As of December 31,	(8)	(19)

Note 8 — Property, plant and equipment, net

PP&E consist of the following:

	As of December 31,
	2012	2011
Land, buildings and installations	900	873
Computer equipment and software	1,236	1,165
Switching and transmission equipment (i)	2,286	2,173
Mobile network access and external wiring	2,532	2,209
Construction in progress	1,534	1,420
Other tangible assets	281	182
Subtotal	8,769	8,022
Materials	280	240
Valuation allowance for materials	(14)	(15)
	9,035	8,247

(i) Includes tower and pole, transmission equipment, switching equipment, power equipment and equipment lent to customers at no cost.

Movements in Materials are as follows:

	As of December 31,
	2012	2011
At the beginning of the year	240	176
Plus:
Purchases	368	398
Less:
Transfers to PP&E	(209)	(231)
Decreases	(125)	(104)
Currency translation adjustments	6	1
As of December 31,	280	240

Movements in the valuation allowance for materials are as follows:

	As of December 31,
Write-off of materials	2012	2011
At the beginning of the year	(15)	(22)
Additions – Fees for services, maintenance and materials	(5)	(7)
Reversals – Fees for services, maintenance and materials	—	2
Uses	6	12
As of December 31,	(14)	(15)

Details on the nature and movements during the years ended December 31, 2012 and 2011 are as follows:

	Gross value as of December 31, 2011	CAPEX	Currency translation adjustments (*)	Transfers and reclassifications	Decreases	Gross value as of December 31, 2012
Land	137	—	(3)	3	—	137
Building	1,582	1	20	34	—	1,637
Tower and pole	548	—	50	67	—	665
Transmission equipment	5,167	13	(196)	198	(1)	5,181
Mobile network access	2,359	1	120	181	(1)	2,660
Switching equipment	5,156	1	169	311	(1)	5,636
Power equipment	880	—	(5)	82	—	957
External wiring	6,975	—	—	483	(8)	7,450
Computer equipment	5,291	18	344	576	(5)	6,224
Telephony equipment and instruments	943	—	(194)	14	—	763
Equipment lent to customers at no cost	101	69	—	—	(19)	151
Handsets lent to customers at no cost	199	15	68	—	—	282
Vehicles	191	40	—	1	(9)	223
Furniture	108	1	(3)	15	—	121
Installations	503	—	(18)	63	—	548
Improvements in third parties buildings	174	4	39	77	—	294
Special projects	7	—	—	41	—	48
Construction in progress	1,420	2,239	16	(2,141)	—	1,534
Asset retirement obligations	47	8	2	—	—	57
Total	31,788	2,410	409	5	(44)	34,568

	Accumulated depreciation as of December 31, 2011	Depreciation	Currency translation adjustments (*)	Decreases and transfers	Accumulated depreciation as of December 31, 2012	Net carrying value as of December 31, 2012
Land	—	—	—	—	—	137
Building	(985)	(29)	(15)	—	(1,029)	608
Tower and pole	(364)	(24)	(3)	—	(391)	274
Transmission equipment	(4,280)	(198)	99	1	(4,378)	803
Mobile network access	(1,681)	(211)	(24)	1	(1,915)	745
Switching equipment	(4,333)	(289)	(163)	1	(4,784)	852
Power equipment	(656)	(39)	22	—	(673)	284
External wiring	(5,444)	(228)	—	8	(5,664)	1,786
Computer equipment	(4,129)	(603)	(300)	4	(5,028)	1,196
Telephony equipment and instruments	(908)	(10)	180	—	(738)	25
Equipment lent to customers at no cost	(56)	(54)	—	19	(91)	60
Handsets lent to customers at no cost	(190)	(10)	(69)	—	(269)	13
Vehicles	(128)	(18)	(1)	9	(138)	85
Furniture	(88)	(5)	3	—	(90)	31
Installations	(364)	(37)	8	—	(393)	155
Improvements in third parties buildings	(129)	(30)	(18)	—	(177)	117
Special projects	(3)	(4)	—	—	(7)	41
Construction in progress	—	—	—	—	—	1,534
Asset retirement obligations	(28)	(3)	(3)	—	(34)	23
Total	(23,766)	(1,792)	(284)	43	(25,799)	8,769

(*) Includes certain reclassifications between items.

	Gross value as of December 31, 2010	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2011
Land	136	—	1	6	(6)	137
Building	1,579	—	—	17	(14)	1,582
Tower and pole	483	—	5	60	—	548
Transmission equipment	4,898	28	40	201	—	5,167
Mobile network access	2,078	—	11	270	—	2,359
Switching equipment	4,878	—	13	269	(4)	5,156
Power equipment	808	—	8	64	—	880
External wiring	6,638	—	—	355	(18)	6,975
Computer equipment	4,726	4	36	533	(8)	5,291
Telephony equipment and instruments	916	—	23	4	—	943
Equipment lent to customers at no cost	60	55	—	—	(14)	101
Handsets lent to customers at no cost	168	6	25	—	—	199
Vehicles	179	24	1	(6)	(7)	191
Furniture	95	1	2	10	—	108
Installations	439	—	5	59	—	503
Improvements in third parties buildings	154	—	—	21	(1)	174
Special projects	3	—	—	4	—	7
Construction in progress	1,081	2,188	18	(1,867)	—	1,420
Asset retirement obligations	35	12	—	—	—	47
Total	29,354	2,318	188	—	(72)	31,788

	Accumulated depreciation as of December 31, 2010	Depreciation	Currency translation adjustments	Decreases and transfers	Accumulated depreciation as of December 31, 2011	Net carrying value as of December 31, 2011
Land	—	—	—	—	—	137
Building	(964)	(24)	—	3	(985)	597
Tower and pole	(338)	(21)	(5)	—	(364)	184
Transmission equipment	(4,054)	(192)	(34)	—	(4,280)	887
Mobile network access	(1,488)	(182)	(11)	—	(1,681)	678
Switching equipment	(4,104)	(231)	(2)	4	(4,333)	823
Power equipment	(615)	(33)	(8)	—	(656)	224
External wiring	(5,263)	(200)	—	19	(5,444)	1,531
Computer equipment	(3,591)	(516)	(30)	8	(4,129)	1,162
Telephony equipment and instruments	(872)	(14)	(22)	—	(908)	35
Equipment lent to customers at no cost	(28)	(42)	—	14	(56)	45
Handsets lent to customers at no cost	(160)	(9)	(21)	—	(190)	9
Vehicles	(118)	(16)	(1)	7	(128)	63
Furniture	(82)	(4)	(2)	—	(88)	20
Installations	(329)	(31)	(4)	—	(364)	139
Improvements in third parties buildings	(110)	(19)	—	—	(129)	45
Special projects	(1)	(2)	—	—	(3)	4
Construction in progress	—	—	—	—	—	1,420
Asset retirement obligations	(26)	(2)	—	—	(28)	19
Total	(22,143)	(1,538)	(140)	55	(23,766)	8,022

Note 9 — Intangible assets, net

Intangible assets consist of the following:

	Gross value as of December 31, 2011	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2012
SAC	1,017	821	17	(577)	1,278
Service connection or habilitation costs	230	21	—	(31)	220
PCS license (Argentina)	658	—	—	—	658
PCS and Band B and Internet licenses (Paraguay)	320	—	75	—	395
Rights of use	350	—	1	—	351
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	464		25	—	489
Total	3,082	842	118	(608)	3,434

	Accumulated depreciation as of December 31, 2011	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2012	Net carrying value as of December 31, 2012
SAC	(488)	(769)	(12)	577	(692)	586
Service connection or habilitation costs	(129)	(28)	—	31	(126)	94
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B and Internet licenses (Paraguay)	(318)	—	(77)	—	(395)	—
Rights of use	(102)	(22)	—	—	(124)	227
Exclusivity agreements	(23)	(1)	—	—	(24)	17
Customer relationship	—	—	—	—	—	2
Software developed for internal use	(464)	—	(25)	—	(489)	—
Total	(1,594)	(820)	(114)	608	(1,920)	1,514

	Gross value as of December 31, 2010	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2011
SAC	895	746	—	(624)	1,017
Service connection or habilitation costs	258	22	—	(50)	230
PCS license (Argentina)	658	—	—	—	658
PCS and Band B (Paraguay)	298	1	21	—	320
Rights of use	244	105	1	—	350
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	461	—	3	—	464
Debt issue costs	10	—	—	(10)	—
Total	2,867	874	25	(684)	3,082

	Accumulated depreciation as of December 31, 2010	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2011	Net carrying value as of December 31, 2011
SAC	(536)	(576)	—	624	(488)	529
Service connection or habilitation costs	(153)	(26)	—	50	(129)	101
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B (Paraguay)	(297)	—	(21)	—	(318)	2
Rights of use	(87)	(15)	—	—	(102)	248
Exclusivity agreements	(20)	(3)	—	—	(23)	18
Customer relationship	—	—	—	—	—	2
Software developed for internal use	(461)	—	(3)	—	(464)	—
Debt issue costs	(10)	—	—	10	—	—
Total	(1,634)	(620)	(24)	684	(1,594)	1,488

Note 10 — Trade payables

Trade payables consist of the following:

	As of December 31,
	2012	2011
Current trade payables
PP&E suppliers	1,427	1,476
Other assets and services suppliers	1,608	1,255
Inventory suppliers	584	643
Agent commissions	30	23
SU reimbursement	11	11
	3,660	3,408
Non-current trade payables
PP&E suppliers	20	—
	20	—
Total trade payables	3,680	3,408

Note 11 — Deferred revenues

Deferred revenues consist of the following:

	As of December 31,
	2012	2011
Current deferred revenues
Deferred revenue on prepaid calling cards	270	228
Deferred revenue on connection fees	30	27
Deferred revenue on sale of capacity and related services	34	22
Deferred revenue on customer loyalty programs	26	13
Deferred revenue from CONATEL	2	2
	362	292
Non-current deferred revenues
Deferred revenue on sale of capacity and related services	217	208
Deferred revenue on connection fees	64	73
Deferred revenue on customer loyalty programs	39	18
Deferred revenue from CONATEL	9	8
	329	307
Total deferred revenues	691	599

Note 12 — Financial debt

Financial debt consists of the following:

	As of December 31,
	2012	2011
Current financial debt
Class “A” preferred shares	—	423
Bank loans	40	17
Accrued interest	3	1
	43	441
Non-current financial debt
Bank loans	101	115
	101	115
Total financial debt	144	556

Class “A “preferred shares economic rights

Class “A” preferred shares economic rights are as follows:

	As of December 31, 2012	As of December 31, 2011
Class “A” preferred shares capital	—	345
Non declared and non paid preferred dividends:
Corresponding to fiscal year 2008	—	15
Corresponding to fiscal year 2009	—	21
Corresponding to fiscal year 2010	—	21
Corresponding to fiscal year 2011	—	21
	—	78
Total economic rights Class “A” preferred shares	—	423

As a result of having a positive balance of retained earnings, during 2012 Nortel constituted a voluntary reserve for future dividends payments of $3,483. Therefore, the Annual General Ordinary Shareholders’ Meeting of Telecom Argentina held on April 27, 2012 approved a cash dividend distribution in the amount of $807, of which $442 corresponds to the Company.

As the Company had recorded at March 31, 2012, a $439 liability corresponding to the Class “A” Preferred shares economic rights in the line item “Financial debt” of the consolidated statement of financial position, with counterpart in Shareholders´ equity, and considering its liquidity after the collection of the abovementioned dividends, the Ordinary and Extraordinary General and Special Class “A” preferred Shareholders’ Meeting and the Board Meeting held on June 13, 2012 and June 14, 2012, respectively, approved the following resolutions:

1)              the scheduled redemption of 401,794 Class “A” Preferred Shares, i.e., 100% of the outstanding Class “A” Preferred Shares, for an aggregate redemption price of Ps. 363 million;

2)              payment of $81.7 to cancel 100% of the outstanding preferred basic dividend corresponding as of such date to the Class “A” Preferred Shares;

3)              payment of $22.8 as additional dividend corresponding to the Class “A” Preferred Shares for fiscal year 2011;

4)              payment of $8.3 as additional distribution, payable only and exclusively to those holders of Class “A” Preferred Shares who have entered into a settlement agreement with the Company, to the Company’s satisfaction, before June 27, 2012, releasing and irrevocably, finally and definitively terminating any claim relating to the Class “A” Preferred Shares;

5)              payment of $5.4 to the holders of Class “B” Preferred Shares as dividend corresponding to fiscal year 2011; and

6)              payment of $5.6 to the holders of ordinary stock as dividend corresponding to fiscal year 2011.

The scheduled redemption referred to in item 1) above was reflected in the Company’s books as a reduction of the accounts Capital Stock, Inflation Adjustment of Capital Stock and Share Issue Premiums, while payments referred to in items 2) to 6) were reflected as a reduction of the Voluntary Reserve for the Future Distribution of Dividends.

Bank loans

The following table shows the outstanding loans with local banks in Paraguay and their main terms as of December 31, 2012:

Principal nominal value (in millions of	Amortization	Book value (in millions of $)
Guaraníes)	term	Current	Non-current
46,000	4 years	2	50
32,000	2.6 years	11	26
34,000	1.6 years	14	25
11,750	7 months	13	—
123,750		40	101

The weighted average annual rate of these loans is 10.2% in Guaraníes and the weighted average amortization term of these loans is approximately 2 years.

The terms and conditions of Núcleo’s loans provide for certain events of default which are considered standard for these kinds of operations.

Global Programs for the issuance of Notes

Telecom Argentina

The Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on December 15, 2011, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years. As of the date of these financial statements, Telecom Argentina is preparing the documentation required by the CNV to approve this program.

Personal

The Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV has approved this program.

Note 13 — Salaries and social security payables

Salaries and social security payables include unpaid salaries, vacation and bonuses and its related social security contributions, as well as termination benefits and restructuring indemnities.

As of December 31, 2012, the total number of employees was 16,808 (includes 3 temporary employees), of which approximately 77% were unionized. All Management and senior positions are held by non-unionized employees.

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

The Company and its subsidiaries have no stock option plans for their employees.

Salaries and social security payables consist of the following:

	As of December 31,
	2012	2011
Current
Vacation and bonuses	392	359
Social security payables	144	113
Termination benefits	62	67
Restructuring debt	14	—
Compensation Fund debt	26	—
	638	539
Non-current
Termination benefits	128	136
	128	136
Total salaries and social security payables	766	675

Compensation for the Key Managers for the years ended December 31, 2012, 2011 and 2010 is shown in Note 27.e).

Note 14 — Income tax payables and deferred income tax

Income tax asset and liability, net as of December 31, 2012 and 2011 consist of the following:

	As of December 31, 2012					As of
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total	December 31, 2011

Income tax payables	304	1,184	30	2	1.520	1,425
Payments in advance of income taxes	(247)	(803)	(14)	(1)	(1,065)	(823)
Law No. 26,476 Tax Regularization Regime	3	—	—	—	3	3
Current income tax liability, net	60	381	16	1	458	605
Non-current deferred income tax liabilities/(asset)	(54)	220	(8)	—	158	210
Law No. 26,476 Tax Regularization Regime	12	—	—	—	12	13
Non-current Income tax liability/(asset), net	(42)	220	(8)	—	170	223

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2012						As of December 31, 2011
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total	Argentina	Abroad
Tax loss carryforwards	(4)	—	(1)	—	—	(5)	(1)	(1)
Allowance for doubtful accounts	—	(40)	(54)	(2)	—	(96)	(70)	(1)
Provisions	—	(248)	(120)	—	—	(368)	(344)	—
Inventory	—	—	(19)	—	—	(19)	(14)	—
Termination benefits	—	(63)	—	—	—	(63)	(66)	—
Deferred revenues on connection fees	—	—	—	—	—	—	(50)	—
Other deferred tax assets, net	—	(108)	(3)	(11)	—	(122)	(34)	—
Total deferred tax assets	(4)	(459)	(197)	(13)	—	(673)	(579)	(2)
PP&E and intangible assets	—	405	348	—	—	753	740	2
Other deferred tax liabilities	—	—	45	5	—	50	28	—
Total deferred tax liabilities	—	405	393	5	—	803	768	2
Subtotal net deferred tax liabilities/(assets)	(4)	(54)	196	(8)	—	130	189	—
Valuation allowance	4	—	24	—	—	28	20	1
Net deferred tax liabilities/(assets)	—	(54)	220	(8)	—	158	209	1

Income tax expense for the years ended December 31, 2012, 2011 and 2010 consists of the following:

	Year ended December 31, 2012
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	—	(310)	(1,187)	(23)	(2)	(1,522)
Deferred tax benefit	3	38	20	3	(1)	65
Valuation allowance	(4)	—	(3)	—	—	(7)
Income tax expense	(1)	(272)	(1,170)	(20)	(1)	(1,464)

	Year ended December 31, 2011
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	—	(379)	(1,039)	(16)	—	(1,434)
Deferred tax benefit (expense)	(4)	101	(59)	2	—	40
Valuation allowance	5	—	(5)	—	—	—
Income tax income (expense)	1	(278)	(1,103)	(14)	—	(1,394)

	Year ended December 31, 2010
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	—	(408)	(655)	(4)	—	(1,067)
Deferred tax benefit (expense)	1	78	(79)	(6)	1	(5)
Valuation allowance	(1)	—	(3)	—	—	(4)
Income tax income (expense)	—	(330)	(737)	(10)	1	(1,076)

Income tax expense for the years ended December 31, 2012, 2011 and 2010 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	For the years ended December 31,
	2012	2011	2010
Pre-tax income	4,139	3,833	2,861
Non taxable items – Class “A” preferred shares	53	112	171
Non taxable items – Others	(31)	20	32
Subtotal	4,161	3,965	3,064
Weighted statutory income tax rate (*)	34.9%	34.7%	34.4%
Income tax expense at weighted statutory tax rate	(1,453)	(1,377)	(1,053)
Other changes in tax assets and liabilities	(4)	(17)	(19)
Changes in valuation allowance	(7)	—	(4)
	(1,464)	(1,394)	(1,076)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Company and the Telecom Group have operations. The statutory tax rate in Argentina was 35% for all the years presented, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the years presented, in Uruguay the statutory tax rate was 25% for all the years presented and in the USA the effective tax rate was 39.5%, 39.5% and 36.5%, respectively.

Note 15 — Other taxes payables

Other taxes payables consist of the following:

	As of December 31,
	2012	2011
Current
VAT, net	180	129
Tax on SU (Note 2.d)	88	85
Tax withholdings	91	85
Internal taxes	55	50
Turnover tax	54	40
Regulatory fees	48	40
Municipal taxes	17	13
Retention Decree No.583/10 ENARD	9	8
Other	16	13
	558	463

Note 16 — Other liabilities

Other liabilities consist of the following:

	As of December 31,
	2012	2011
Current
Legal fees	12	—
Guarantees received	7	8
Other	23	29
	42	37
Non-current
Suppliers guarantees on third parties claims	12	34
Pension benefits	38	23
Legal fees	—	11
Other	1	4
	51	72
Total other liabilities	93	109

Movements in the pension benefits are as follows:

	As of December 31,
	2012	2011
At the beginning of the year	23	22
Service cost (*)	5	2
Interest cost (*)	11	5
Actuarial gain (*)	(1)	(6)
As of December 31,	38	23

(*) Included in Employee benefit expenses and severance payments.

Note 17 — Provisions

The Company is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of Telecom Argentina, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is made after careful analysis of each individual case.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2012, the Telecom Group has established provisions in an aggregate amount of $1,126 to cover potential losses under these claims ($85 for regulatory contingencies deducted from assets and $1,041 included under provisions) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2011, these restricted funds totaled $35 (included under Other receivables, net item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances as of					Balances as of				Uses		Balances as of
	December	Additions (recoveries)				December	Additions (recoveries)			Debt		December
	31, 2010	Capital	Interest (i)	Reclassifications	Uses	31, 2011	Capital	Interest (i)	Reclassifications	recognition	Payments	31, 2012
Current
Provision for civil and commercial proceedings	25	—	—	1	(10)	16	—	—	24	—	(7)	33
Provision for labor claims	38	—	—	135	(45)	128	—	—	54	(57)	(93)	32
Restructuring	—	—	—	—	—	—	(ii) 54	—	—	—	—	54
Provision for regulatory, tax and other matters claims	1	—	—	29	(1)	29	—	—	31	(24)	(21)	15
Total current provisions	64	—	—	165	(56)	173	54	—	109	(81)	(121)	134
Non-current
Provision for civil and commercial proceedings	87	13	16	1	—	117	33	19	(24)	—	—	145
Provision for labor claims	155	128	71	(134)	—	220	60	39	(54)	(10)	—	255
Provision for regulatory, tax and other matters claims	295	84	24	(19)	—	384	60	19	(31)	—	—	432
Asset retirement obligations	44	12	5	—	—	61	9	5	—	—	—	75
Total non-current provisions	581	(iv) 237	116	(152)	—	782	(iii) 162	82	(109)	(10)	—	907

Total provisions	645	237	116	(v) 13	(56)	955	216	82	—	(91)	(121)	1,041

(i)                Charged to finance costs.

(ii)              Charged to restructuring costs.

(iii)            Charged 153 to Provisions, 8 to PP&E capex and 1 to currency translation adjustments.

(iv)            Charged 225 to Provisions and 12 to PP&E capex.

(v)              Includes a reclassification of 13 from current liabilities.

Restructuring Plan

In the last quarter of 2012 Telecom Argentina’s Management decided to implement a restructuring plan aimed to improve the efficiency of the Telecom Group’s organizational structure. This plan contemplates the removal and / or merger of management structures in various areas of Telecom Argentina and Personal. The plan involves the dismissal of about 90 members of middle and upper management with a total estimated cost of $90. As of December 31, 2012, 45 dismissals has been made effective, 40 employees of Telecom Argentina and 5 employees of Personal, for a total amount of $36, of which $14 were still pending of payment . Such amount is disclosed in Salaries and Social Security payables. The remaining $54 has been accrued as the requirements of IAS 37 paragraphs 70-83 have been accomplished. The remaining dismissals will be realized during the first quarter of 2013.

Below is a summary of the most significant claims and legal actions for which provisions have been established:

•                  Profit sharing bonds

Different legal actions were brought, mainly by former employees of Telecom Argentina against the National Government and Telecom Argentina, requesting that Decree No. 395/92 – which expressly exempted Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23,696 – be struck down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds had not been issued.

In those suits for which judgment has already been rendered, the trial court judges hearing the matter resolved to dismiss the actions brought – relying on arguments made by each case’s respective prosecutors – pointing that such rule was valid and constitutional. However, in August 2008, the Supreme Court of Justice, when resolving a case against Telefónica, found the Decree No. 395/92 unconstitutional.

Since the National Supreme Court of Justice’s judgment on this matter, the three Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional.

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

Said Court decision found the abovementioned Decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay –licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the condemnation amounts (percentage of profit sharing, status of limitation, distribution method between the beneficiaries of the program). It should be mentioned that there is no uniformity of opinion in the Courts in relation to each of those concepts.

As of December 31, 2012, the management of Telecom Argentina, with the advice of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with these claims, having considered the legal background up to the date of issuance of these consolidated financial statements.

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

In this regard, the Supreme Court of Justice has recognized that food vouchers are remunerative and are part of the employees’ compensations, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Employment Contract Act (which gives them the character of social benefits). Considering these judicial precedents, at December 31, 2012, the Management of Telecom Argentina, with the advice of its legal counsel, has recorded a provision for contingencies that it estimates is sufficient to cover the risks associated with these claims at the date of issue of these consolidated financial statements.

In addition, Telecom Argentina is subject to other claims and legal actions that have arisen in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Management of Telecom Argentina, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Telecom Argentina’s financial position, liquidity or results of operations. In accordance with IAS 37, no provisions have been established for the outcome of these actions.

Contingent liabilities other than remote

•                  “Consumidores Financieros Asociación Civil para su defensa” demand

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

•                  Lawsuit against Personal on changes in services prices

On June 2012, Personal was notified of a lawsuit from the Consumer Association “Proconsumer”, which claims alleged insufficiencies in the information disclosed to Personal’s clients when changes in the prices conditions took place during the period May 2008 - May 2011. The remedy requested in the lawsuit is that certain clients –those who are charged by a fixed monthly fee- be reimbursed amounts of money for a period of two months as from the moment in which the inconsistencies of information alleged by the claimant took place. The complaint is for an undetermined amount and Personal was evaluating the possible amounts involved. The Management of Personal considered that it had adequately disclosed and given publicity of the changes in contractual conditions, and therefore believed that this complaint should not be successful.

On September 5, 2012 the Court considered as formally answered by Personal the lawsuit filed by the Consumers Association “Proconsumer”. Before continuing with the trial, the Court will have to make a decision on some preliminary defenses presented by Personal (incompetence and lack of legitimacy of the claimant).

While Management of Personal considers that there are solid arguments for the favorable resolution of this lawsuit, in case it was resolved unfavorably, it would not have a significant impact on the financial position and results of Personal.

Note 18 — Commitments

(a) Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes “B” preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding (before the cancellation of Class “A” preferred shares according to its Terms and Conditions of Issuance - see Note 13 -, the Terms and Conditions of Issuance of Class “A” preferred shares imposed the same restriction).

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

c)            that Telecom Italia Group and W de Argentina – Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the List of Conditions, excluding sub-sections h) and n).

(b) Telecom Group Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $2,600 as of December 31, 2012 (of which $971 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in d) and e) below.

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

In November 2003, Telecom Argentina contributed $1.5 at the inception of the Fund. In addition, Management announced that it is Telecom Argentina’s s intention to promote agreements with local suppliers which would facilitate their access to financing.

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

These indemnities granted by Telecom Argentina have time as well as economic limits, which as of December 31, 2012 were accomplished.

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

Telecom Argentina reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom Argentina to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom Argentina to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom Argentina to require an early termination. In the latter case, the Company could enter into an agreement with other providers.

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

(e) Commitments assumed by Núcleo

During 2010, the CONATEL awarded Núcleo a public bidding for the implementation of the expansion of the infrastructure of networks used as platform for the mobile telephony access services and the basic service in areas of public or social interest in Paraguay. The total investment was approximately of $17, of which $11 would be subsidized by CONATEL.

As of the date of these financial statements, Núcleo has timely fulfilled its investments obligations and the total assets and services have been installed and are satisfactorily functioning. The CONATEL has disbursed approximately $10 related to this bidding, while $1 is still pending.

Additionally, in August 2011, the CONATEL awarded Núcleo a new public bidding for the implementation of the expansion of the infrastructure of networks as a platform for the mobile telephony access services and the basic service in the Department of Caaguazú. Núcleo committed to install and render satisfactorily functioning all the assets and services covered by the bidding within six months from the date of signing of the contract, by means of an approximate investment of $6 (of which $5 would be subsidized by the CONATEL). As of the date of these financial statements, the work is finished. The CONATEL has disbursed approximately $1 related to this bidding.

CONATEL’s total differed disbursements as of December 31, 2012 amounted to $11 and were included under “Deferred revenues” item line, corresponding $2 and $9 to current and non-current deferred revenues, respectively.

Note 19 — Equity

Equity includes:

	As of December 31,
	2012	2011
Equity attributable to Nortel (Controlling Company)	5,457	4,022
Equity attributable to non-controlling interest	4,706	3,775
Total equity (*)	10,163	7,797

(*) Additional information is given in the consolidated statements of changes in equity.

The Company has implemented a mechanism that allows preferred shares to be traded in the United States of America and other places through ADS-denominated securities.

On June 14, 2012, the Company redeemed 100% of its Class “A” Preferred shares, pursuant to their Terms and Conditions of Issuance (see Note 12). As a consequence of such redemption, the ADS representing Class A preferred shares, which had been listed on the Luxembourg Stock Exchange since 1992, were cancelled and delisted from such Stock Exchange on August 15, 2012.

Class “B” preferred shares converted into ADS were registered with the SEC, and since June 16, 1997 are listed on the NYSE. They are also listed on the Luxembourg Stock Exchange since 1992.

(a) The Company’s Capital information

On September 9, 2003 Nortel took note of the agreement reached by the France Telecom Group with W de Argentina - Inversiones S.L. for the sale of their interest in the Company. In December 2003, the France Telecom Group and the Telecom Italia Group transferred their interests in Nortel to a new company called Sofora, while France Telecom Group sold its entire stake in Sofora to W de Argentina - Inversiones SL.

Thus, all of the ordinary shares of Nortel belong to Sofora. As of December 31, 2012, these shares represent 78.38% of Nortel capital stock.

(b) Class “B” preferred shares

Classes “B” preferred shares are subject to Argentine laws and to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

The Terms of Issuance of Class “B” preferred shares provide that:

a)             Class “B” preferred shares are not redeemable.

b)             A non cumulative dividend equivalent to a percentage (49.46%) of the Company’s profits legally available for distribution. On April 25, 1997, an Extraordinary Shareholders’ Meeting resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basis points (0.50%, currently 48.96%) beginning on June 16, 1997. This resolution was filed with the Public Registry of Commerce on July 16, 1997 under number 7388. Before to the total cancellation of the Class “A” preferred shares, which took place on June 14, 2012, the non-cumulative dividend corresponding to the Class “B” preferred shares was subject to the previous payment of dividends on Class “A” preferred shares.

c)              Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in Section 9 of the Terms of Issuance. If such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with the shares of common stock; except for those matters relating to the election of Directors, in which case the holders of Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, pursuant to Section 15 of the Company’s Bylaws. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the circumstances that triggered such right.

d)             Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock of Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become liable or responsible for the payment of any debt excluding accounts payable resulting from the ordinary course of business, if as a result of doing so Telecom Argentina’s ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. As of December 31, 2006, Telecom Argentina had exceeded such ratio exclusively as a consequence of the devaluation of the peso during year 2002. As of December 31, 2012, such ratio is not exceeded.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No. 12,056. On January 27, 1998, as a result of such admittance, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

(c) Telecom Argentina’s Capital information

The capital stock of Telecom Argentina amounts to 984,380,978, and it is represented by an equal number of common shares, of one argentine peso of nominal value each and one vote per share. The capital is fully paid and registered with the Public Registry of Commerce.

Telecom Argentina’s shares are authorized by the CNV and the SEC, for public trading in the BCBA and the New York Stock Exchange (“NYSE”). Only Class B shares are traded since Nortel owns all of the outstanding Class A shares, which have regulatory restrictions, and Class C shares correspond to the share ownership program.

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO.

(d) Share ownership program

In 1992, a Decree from the Argentine Government, which provided for the creation of Telecom Argentina upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class “C” shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class “C” shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom Argentina and who elected to participate in the plan.

In 1999, Decree No. 1,623/99 of the Argentine Government eliminated the restrictions on some of the Class “C” shares held by the PPP, although it excluded Class “C” shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class “C” shares into Class “B” shares (these shares didn’t belong to the Fund of Guarantee and Repurchase), most of which was sold in a secondary public offering in May 2000.

The Annual General and Extraordinary Meetings held on April 27, 2006, approved that the power for the additional conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Company’s executive officers. As of December 31, 2011, all the 41,339,464 shares were converted into Class “B” ordinary shares in eleven tranches.

The remaining 4,593,274 Class “C” shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which was released. The General Ordinary and Extraordinary and Special Class “C” Shares Meetings held on December 15, 2011, approved that the power for the additional conversion of up to 4,593,274 Class “C” shares into the same amount of Class “B” shares in one or more tranches, be delegated to the Board of Directors. Of such amount, 4,222,553 Class “C” shares have already been converted into Class “B” shares in 5 tranches. As of the date of these consolidated financial statements, 370,721 Class “C” shares are still pending to be converted into Class “B” shares.

(e) New Capital Market Act - Law No. 26,831

As of December 31, 2012, Article 24 of Decree No. 677/01 was in force, which provided that the filers could be excluded from the Obligatory Acquisition Publicly-Listed Regime by resolution of its Ordinary Shareholders’ Meeting and the inclusion of such resolution in its Bylaws. So did Telecom Argentina through its Ordinary and Extraordinary Shareholders’ Meeting held on April 30, 2003.

On December 28, 2012 the new Capital Market Law (Law No. 26,831) was published in the Official Bulletin. This Law eliminates self-regulation of the capital market; grants new powers to the CNV and supersedes Law No. 17,811 and Decree No. 677/01, among other rules. The Law became effective on January 28, 2013. Since that date, governs the universal scope of the Statutory Regime of Public Offer of Mandatory Acquisition, as provided the Law, which states: “Article 90. – Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual rules of participation regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application. “

Note 20 — Financial instruments

Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2012 and 2011, in accordance with the categories established by IFRS 9, the supplementary disclosures on financial instruments required by IFRS 7 and the schedules of gains and losses.

		Fair value
As of December 31, 2012	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	2,764	404	—	3,168
Investments	630	1	—	631
Trade receivables, net	2,204	—	—	2,204
Other receivables, net (2)	180	—	—	180
Total	5,778	405	—	6,183

Liabilities
Trade payables	3,680	—	—	3,680
Loans	144	—	—	144
Salaries and social security payables	766	—	—	766
Other liabilities (2)	55	—	—	55
Total	4,645	—	—	4,645

		Fair value
As of December 31, 2011	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	2,873	9	—	2,882
Investments	—	1	—	1
Trade receivables, net	1,820	—	—	1,820
Other receivables, net (2)	79	—	—	79
Total	4,772	10	—	4,782

Liabilities
Trade payables	3,408	—	—	3,408
Loans	557	—	—	557
Salaries and social security payables	675	—	—	675
Other liabilities (2)	84	—	—	84
Total	4,724	—	—	4,724

(1) Includes $139 and $111 as of December 31, 2012 and 2011, respectively, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company.

(2) Only includes financial assets and liabilities according to the scope of IFRS 7.

Gains and losses by category — Year 2012

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	563	401
Financial liabilities at amortized cost	(308)	(102)
Financial assets at fair value through profit or loss	17	—
Financial liabilities at fair value through profit or loss	(2)	—
Total	270	299

Gains and losses by category — Year 2011

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	340	268
Financial liabilities at amortized cost	(231)	(146)
Financial assets at fair value through profit or loss	8	—
Financial liabilities at fair value through profit or loss	(1)	—
Total	116	122

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

Financial assets and liabilities recognized at fair value as of December 31, 2012 and 2011, their inputs, valuation techniques and the level of hierarchy are listed below:

Mutual Funds: These funds are included in Cash and cash equivalents. The Group had mutual funds amounting to $404 and $9 as of December 31, 2012 and 2011, respectively. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end; therefore its valuation is classified as Level 1.

Trade payables - Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates): The fair value of the Telecom Group’s NDF contracts, disclosed below in the chapter “Hedge Accounting” was determined by information obtained in the most representative financial institutions in Argentina, the derivative financial instruments’ valuation was classified as Level 2.

During 2012 and 2011 there were no significant transfers between Level 1 and Level 2 of the fair value hierarchy.

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

The methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 7 as of December 31, 2012 and 2011 are as follows:

Cash and banks

Carrying amounts approximate its fair value.

Time deposits (included in Cash and cash equivalents and Investments)

The Company considers all short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months, to be cash and cash equivalents; and those which their original maturity or remaining maturity at the date of purchase exceed 3 months, as investments. The carrying amount reported in the statement of financial position approximates fair value.

Investments

Carrying amounts approximate its fair value.

Trade receivables, net

Carrying amounts are considered to approximate fair value due to the short term nature of these accounts receivables. All amounts that are assumed to be uncollectible within a reasonable period are written off and/or reserved.

Trade payables

The carrying amount of accounts payable reported in the consolidated statement of financial position approximates its fair value due to the short term nature of these accounts payable.

Loans (except for NDF)

As of December 31, 2012 and 2011, the fair value of the Company’s loans approximates its fair value and it was $144 and $556, respectively.

Salaries and social security payables

The carrying amount of Salaries and social security payables reported in the consolidated statement of financial position approximates its fair value.

Other receivables, net and other liabilities (except for NDF)

The carrying amount of other receivables, net and other liabilities reported in the consolidated statement of financial position approximates its fair value.

Hedge accounting

For transactions designated and qualifying for hedge accounting, Telecom Argentina documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

• During 2012

During 2012, Telecom Argentina and Personal entered into several NDF contracts to purchase a total amount of US$20 million and US$26.3 million, respectively, maturing in September and December 2012 in order to hedge its exposure to US dollar fluctuations related to accounts payable. However, as the terms of the NDF did not perfectly match the terms of the foreign currency-denominated obligations, these hedges were regarded as ineffective. As of December 31, 2012, the changes in the fair value of these NDF resulted into a loss of approximately $1 for Telecom Argentina and $0.5 for Personal, which were recognized in “Financial results” and “Trade Payables”.

Also during 2012, Personal entered into several NDF contracts to purchase a total amount of US$6.4 million maturing in September 2012 in order to hedge its exposure to US dollar fluctuations related to accounts payable. This NDF contracts were regarded as effective.

As of December 31, 2012 all NDF contracts were cancelled.

• During 2011

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

Note 21 — Revenues

The Company discloses its service revenues in three groups by nature: Voice, Data and Internet. At December 31, 2012, 2011 and 2010, the customers by segment (unaudited) were the following:

	December 31,
In thousands	2012	2011	2010
Fixed customer lines	4,045	4,057	4,019
ADSL subscribers	1,629	1,550	1,380
Personal mobile services customers	18,975	18,193	16,333
Núcleo mobile services customers	2,301	2,149	1,878

In addition to service revenues, the table below also discloses the equipment sales and other income:

	Years ended December 31,
	2012	2011	2010
Services
Voice - Retail	2,475	2,357	2,211
Voice - Wholesale	739	747	687
Internet	1,993	1,553	1,204
Data	735	583	488
Total Fixed services	5,942	5,240	4,590
Voice - Retail	4,461	4,001	3,453
Voice - Wholesale	1,838	1,726	1,642
Internet	1,248	774	391
Data	5,765	4,482	2,997
Total Personal mobile services	13,312	10,983	8,483
Voice - Retail	329	286	211
Voice - Wholesale	85	67	43
Internet	154	84	48
Data	267	251	156
Total Núcleo mobile services	835	688	458
Total services revenues (a)	20,089	16,911	13,531

Equipment
Fixed services - excluding network construction contracts	81	64	56
Fixed services - network construction contracts	—	25	14
Mobile services – Personal	1,915	1,472	1,018
Mobiles services – Núcleo	32	26	8
Total equipment revenues (b)	2,028	1,587	1,096

Other income
Fixed services (i)	75	20	15
Mobile services – Personal	4	10	10
Total other income (c)	79	30	25

Total revenues and other income (a)+(b)+(c)	22,196	18,528	14,652

(i) Includes $57 of supplier’s indemnities.

Note 22 — Operating expenses

Operating expenses disclosed by nature of expense amounted to $18,244, $14,695 y $11,499 for the years ended December 31, 2012, 2011 and 2010, respectively.

The main components of the operating expenses are the following:

Employee benefit expenses and severance payments

	Years ended December 31,
	2012	2011	2010
Salaries	(2,395)	(1,873)	(1,431)
Social security expenses	(713)	(539)	(417)
Severance indemnities and termination benefits	(108)	(156)	(94)
Other employee benefits	(60)	(47)	(38)
	(3,276)	(2,615)	(1,980)

Interconnection costs and other telecommunication charges

	Years ended December 31,
	2012	2011	2010
Fixed telephony interconnection costs	(217)	(216)	(213)
Cost of international outbound calls	(135)	(150)	(144)
Lease of circuits	(164)	(133)	(116)
Mobile services - charges for roaming	(366)	(245)	(199)
Mobile services - charges for TLRD	(825)	(753)	(705)
	(1,707)	(1,497)	(1,377)

Fees for services, maintenance, materials and supplies

	Years ended December 31,
	2012	2011	2010
Maintenance of hardware and software	(297)	(238)	(157)
Technical maintenance	(373)	(327)	(277)
Service connection fees for fixed lines and Internet lines	(130)	(116)	(100)
Service connection fees capitalized as SAC	11	11	9
Service connection fees capitalized as Intangible assets	21	22	18
Other maintenance costs	(215)	(202)	(200)
Call center fees	(665)	(492)	(343)
Other fees for services	(449)	(367)	(275)
Directors and Supervisory Committee’s fees	(17)	(14)	(11)
	(2,114)	(1,723)	(1,336)

Taxes and fees with the Regulatory Authority

	Years ended December 31,
	2012	2011	2010
Turnover tax	(1,046)	(825)	(658)
Taxes with the Regulatory Authority	(517)	(425)	(330)
Tax on deposits to and withdrawals from bank accounts	(220)	(172)	(140)
Municipal taxes	(128)	(100)	(76)
Other taxes	(108)	(85)	(53)
	(2,019)	(1,607)	(1,257)

Commissions

	Years ended December 31,
	2012	2011	2010
Agent commissions	(1,365)	(1,014)	(719)
Agent commissions capitalized as SAC (Note 3.i)	314	248	137
Distribution of prepaid cards commissions	(509)	(449)	(338)
Collection commissions	(317)	(230)	(171)
Other commissions	(72)	(70)	(64)
	(1,949)	(1,515)	(1,155)

Cost of equipment and handsets

	Years ended December 31,
	2012	2011	2010
Inventories at the beginning of the year	(555)	(475)	(273)
Plus:
Equipment acquisitions	(2,625)	(2,223)	(1,797)
SAC deferred costs	463	470	375
Currency translation effect	(2)	(1)	6
Decreases net of allowance of obsolescence	6	21	10
Handsets lent to customers at no cost - Núcleo	15	6	4
Decreases not charged to material cost	14	7	3
Less:
Inventories as of December 31	641	555	475
Cost of equipment and handsets	(2,043)	(1,640)	(1,197)

Advertising

	Years ended December 31,
	2012	2011	2010
Media advertising	(378)	(366)	(272)
Fairs and exhibitions	(142)	(120)	(77)
Other advertising costs	(140)	(113)	(92)
	(660)	(599)	(441)

Restructuring costs

	Years ended December 31,
	2012	2011	2010
Dismissals indemnities (i)	(90)	—	—
	(90)	—	—

(i) Includes ($54) charged to provisions related to the pending restructuring plan.

Other operating expenses

	Years ended December 31,
	2012	2011	2010
Transportation, freight and travel expenses	(364)	(301)	(239)
Delivery costs capitalized as SAC	33	17	13
Rental expense	(214)	(170)	(146)
Cost of mobile value added services	(326)	(182)	(142)
Energy, water and others	(294)	(154)	(131)
International and satellite connectivity	(124)	(109)	(97)
Other	(65)	(70)	(60)
	(1,354)	(969)	(802)

D&A

	Years ended December 31,
	2012	2011	2010
Depreciation of PP&E	(1,792)	(1,538)	(1,302)
Amortization of SAC and service connection costs	(797)	(602)	(387)
Amortization of other intangible assets	(23)	(18)	(23)
	(2,612)	(2,158)	(1,712)
Gain on disposal of property, plant and equipment	8	22	7

Operating leases

Future minimum lease payments as of December 31, 2012, 2011 and 2010 are as follows:

	Less than 1 year	1-5 years	More than 5 years	Total
2010	193	259	23	475
2011	214	409	90	713
2012	262	415	77	754

Note 23 — Operating income

	Years ended December 31,
	2012	2011	2010
Operating income from services and other income
Revenues and other income	20,168	16,941	13,556
Operating expenses	(13,597)	(10,919)	(8,597)
Operating income before D&A (a)	6,571	6,022	4,959
D&A	(2,612)	(2,158)	(1,712)
Gain on disposal of PP&E	8	22	7
Operating income from services and other income	3,967	3,886	3,254

Operating loss from equipment sales
Revenues	2,028	1,587	1,096
Cost of equipments and handsets	(2,043)	(1,640)	(1,197)
Operating loss before D&A from equipment sales (b)	(15)	(53)	(101)

Total operating income	3,952	3,833	3,153

Consolidated operating income
Operating income before D&A (a)+(b)	6,556	5,969	4,858
D&A	(2,612)	(2,158)	(1,712)
Gain on disposal of PP&E	8	22	7
Total operating income	3,952	3,833	3,153

The breakdown of Operating income by segment is as follows:

Year ended December 31, 2012	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	6,017	14,151	—	20,168
Intersegment revenues	1,047	129	—	1,176
Third party operating expenses	(5,327)	(8,256)	(14)	(13,597)
Intersegment operating expenses	(129)	(1,047)	—	(1,176)
Operating income before D&A from services (1)	1,608	4,977	(14)	6,571

Equipments and handsets revenues
Third party revenues	81	1,947	—	2,028
Third party operating expenses	(44)	(1,999)	—	(2,043)
Operating income (loss) before D&A from equipments and handsets revenues (2)	37	(52)	—	(15)
Total operating income before D&A (3)=(1)+(2)	1,645	4,925	(14)	6,556

D&A (4)	(929)	(1,683)	—	(2,612)
Gain on disposal of PP&E (5)	7	1	—	8
Operating income (6)=(3)-(4)+(5)	723	3,243	(14)	3,952

Net effect of the intersegment eliminations (7)	(918)	918	—	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	727	5,843	(14)	6,556
Net segment contribution to the Operating income (9)=(6)+(7)	(195)	4,161	(14)	3,952

Year ended December 31, 2011	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	5,260	11,681	—	16,941
Intersegment revenues	885	97	—	982
Third party operating expenses	(4,458)	(6,437)	(24)	(10,919)
Intersegment operating expenses	(97)	(885)	—	(982)
Operating income before D&A from services (1)	1,590	4,456	(24)	6,022

Equipments and handsets revenues
Third party revenues	89	1,498	—	1,587
Third party operating expenses	(59)	(1,581)	—	(1,640)
Operating income (loss) before D&A from equipments and handsets revenues (2)	30	(83)	—	(53)
Total operating income before D&A (3)=(1)+(2)	1,620	4,373	(24)	5,969

D&A (4)	(818)	(1,340)	—	(2,158)
Gain on disposal of PP&E (5)	20	2	—	22
Operating income (6)=(3)-(4)+(5)	822	3,035	(24)	3,833

Net effect of the intersegment eliminations (7)	(788)	788	—	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	832	5,161	(24)	5,969
Net segment contribution to the Operating income (9)=(6)+(7)	34	3,823	(24)	3,833

Year ended December 31, 2010	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	4,605	8,951	—	13,556
Intersegment revenues	739	61	—	800
Third party operating expenses	(3,619)	(4,969)	(9)	(8,597)
Intersegment operating expenses	(61)	(739)	—	(800)
Operating income before D&A from services (1)	1,664	3,304	(9)	4,959

Equipments and handsets revenues
Third party revenues	70	1,026	—	1,096
Third party operating expenses	(45)	(1,152)	—	(1,197)
Operating income (loss) before D&A from equipments and handsets revenues (2)	25	(126)	—	(101)
Total operating income before D&A (3)=(1)+(2)	1,689	3,178	(9)	4,858

D&A (4)	(776)	(936)	—	(1,712)
Gain on disposal of PP&E (5)	5	2	—	7
Operating income (6)=(3)-(4)+(5)	918	2,244	(9)	3,153

Net effect of the intersegment eliminations (7)	(678)	678	—	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	1,011	3,856	(9)	4,858
Net segment contribution to the Operating income (9)=(6)+(7)	240	2,922	(9)	3,153

Note 24 — Finance income and expenses

	Years ended December 31,
	2012	2011	2010
Interest on cash equivalents	283	201	116
Interest on investments	21	1	—
Interest on receivables	89	67	58
Gains on Mutual Funds	16	8	7
Foreign currency exchange gains	162	69	26
Other	10	2	1
Total finance income	581	348	208
Interest on loans	(66)	(128)	(247)
Interest on salaries and social security payable, other taxes payables and accounts payable	(16)	(13)	(38)
Interest on provisions	(82)	(116)	(74)
Loss on discounting of other liabilities	(19)	(4)	(7)
Foreign currency exchange losses	(207)	(84)	(64)
Loss on derivatives	(1)	(1)	(68)
Loss on purchase of Notes	—	—	(2)
Other	(3)	(2)	—
Total finance expenses	(394)	(348)	(500)
Total finance income (expenses), net	187	—	(292)

Note 25 — Earnings per share

The Company computes net income per common share by dividing net income for the year attributable to Nortel (Controlling Company) by the weighted average number of common shares outstanding during the year. Diluted net income per share is computed by dividing the net income for the year by the weighted average number of common and dilutive potential common shares then outstanding during the year. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

The following tables set forth the computation of basic and diluted net income per share for the years indicated:

	Years ended December 31,
	2012	2011	2010
Numerator:
Net income attributable to Nortel	1,413	1,273	895
Net income available to Preferred Shares Class B	(691.69)	(623.16)	(438.12)
Net income available to common shares	721.31	649.84	456.88
Denominator:
Number of common shares outstanding	5,330,400	5,330,400	5,330,400
Basic and diluted net income per common share	135.32	121.91	85.71

Preferred Shares Class B:
Numerator:
Net income available to Preferred Shares B	691.69	623.16	438.12
Denominator:
Number of Preferred Shares Class B outstanding	1,470,455	1,470,455	1,470,455
Basic and diluted net income per Preferred Share Class B	470.39	423.79	297.95

Note 26 — Financial risk management

Financial risk factors

Telecom Group is exposed to the following financial risks in the ordinary course of its business operations:

•             market risk: stemming from changes in exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed. As regards to changes in interest rates, as of December 31, 2012 the Telecom Group had no outstanding floating rate borrowings. Therefore, the Telecom Group is not currently exposed to significant fluctuations in the cash flows of its debt obligations.

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

As of December 31, 2012 and 2011, Telecom Argentina and Personal have no financial debt outstanding. However, both companies and Núcleo have part of its commercial debt nominated in USD and euros. Additionally, Núcleo’s financial debt is denominated in guaraníes, its functional currency at fixed rates.

Additionally the Company and the Telecom Group have cash and cash equivalents denominated in USD (approximately 29% of total investments) that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency

The following table shows a breakdown of the Company and the Telecom Group’s net assessed financial position exposure to currency risk as of December 31, 2012 and 2011.

12.31.12

Amount of foreign currency (1)		Amount in local currency
US$	(136)	(679)
G	(118,791)	(136)
EURO	(10)	(63)
DEG	3	22
	Net debt	(856)

12.31.11

Amount of foreign currency (1)		Amount in local currency
US$	(135)	(583)
G	(182,167)	(171)
EURO	(16)	(90)
DEG	2	14
$U	2	1
	Net debt	(829)

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

Exchange rate risk — Sensitivity analysis

Management estimates, based on the composition of the consolidated statement of financial position as of December 31, 2012, that every variation in the exchange rate of $0.10 peso against the U.S. dollar and proportional variations for Euros and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately $18 of the consolidated amounts of foreign currency position. This analysis is based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of the financial instruments. The actual impact of market foreign exchange rate changes on the financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Interest rate risk — Sensitivity analysis

As of December 31, 2012 and 2011, the Telecom Group had no outstanding floating rate borrowings. Therefore, it is not currently exposed to significant cash flow risk in this connection.

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

Date due	Banks and cash equivalents	Investments	Trade receivables, net	Other receivables, net	Total
Total due	—	—	767	—	767
Total not due	3,168	631	1,437	180	5,416
Total as of December 31, 2012	3,168	631	2,204	180	6,183

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with Telecom Argentina); (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, historical write-offs, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $767 at December 31, 2011 ($516 at December 31, 2011).

Regarding the credit risk relating to the asset included in the “Net financial debt or asset”, it should be noted that Telecom Argentina evaluates the outstanding credit of the counterparty and the levels of investment, based on their credit rating and the equity size of the counterparty. Deposits are made with leading high-credit-quality banking and financial institutions and generally for periods of less than three months.

Telecom Argentina serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, Telecom Argentina’s account receivables are not subject to significant concentration of credit risk.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different first-class financial entities. Consequently, there are no significant positions with any one single counterpart.

•                  Liquidity risk

Liquidity risk represents the risk that Telecom Argentina has no funds to meet its obligations of any nature (financial, labor, commercial).

Telecom Argentina manages its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. The average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

Telecom Argentina maintains a liquidity policy that translates into a significant volume of available cash through its normal course of business as it is shown in the consolidated statement of cash flows. The Company and the Telecom Group have consolidated cash and cash equivalents amounting to $3,168 (equivalent to US$649 million) as of December 31, 2012 (in 2011, $2,882 equivalent to US$676 million).

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Maturity Date	Trade payables	Debt	Salaries and social security payables	Other liabilities	Total
Due	(*) 147	—	—	—	147
First quarter 2013	3,491	8	381	23	3,903
Second quarter 2013	—	16	195	14	225
Third quarter 2013	21	8	98	5	132
Fourth quarter 2013	1	23	25	5	54
January 2014 thru December 2014	20	55	50	13	138
January 2015 thru December 2015	—	28	36	—	64
January 2016 and thereafter	—	34	70	—	104
	3,680	172	855	60	4,767

(*) As of the date of these consolidated financial statements, $88 was paid.

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2012 and 2011.

The Company and the Telecom Group do not have to comply with regulatory capital adequacy requirements.

Note 27 — Related party transactions

(a) Controlling group

Nortel’s ordinary shares are owned by Sofora. As of December 31, 2012 Nortel’s ordinary shares represented 78.38% of Nortel’s capital stock.

(b) Balances and transactions with related parties

Related parties (as described in IAS 24) are those legal entities or individuals which are related to the entity that is preparing its financial statements, in this case, related parties are the Telecom Italia Group and W de Argentina Inversions — S.L., except for Sofora. Related party transactions and balances are disclosed in an entity’s financial statements.

Under IAS 24, Telefónica, S.A. (of Spain) and its controlled companies, including Telefónica and Telefónica Móviles de Argentina S.A. are not considered related parties. As of the date of these consolidated financial statements, such situation has been confirmed by the commitments assumed before the CNDC to ensure the separation and independence between the Telecom Italia Group and the Telecom Group, on one hand, and Telefónica S.A. (of Spain) and its controlled companies, on the other, with respect to their activities in the Argentine telecommunications market, such as it has been corroborated by the applicable authorities.

The Telecom Group has transactions in the normal course of business with certain related parties. For the years presented, the Telecom Group has not conducted any transactions with executive officers and/or persons related to them.

The following is a summary of the balances and transactions with related parties as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, respectively:

		As of December	As of December
	Type of related party	31, 2012	31, 2011
Cash and cash equivalents
Standard Bank S.A. (a) (f)	Other related party	—	69
Total cash and cash equivalents		—	69
Trade receivables, net
Telecom Italia S.p.A. (b)	Indirect controlling company	21	—
TIM Participações S.A. (b)	Other related party	2	—
Telecom Italia Sparkle S.p.A. (b)	Other related party	9	—
Latin American Nautilus Argentina S.A. (b)	Other related party	1	—
TIM Participações S.A. (b)	Other related party	—	1
Standard Bank (a) (f)	Other related party	—	1
Caja de Seguros S.A. (a)	Other related party	21	10
Total trade receivables, net		54	12
Other receivables, net
Sofora	Direct Parent company	—	1
Total other receivables, net		—	1
Trade payables
Grupo Italtel (b)	Other related party	97	59
Latin American Nautilus Ltd. (b)	Other related party	30	3
Telecom Italia S.p.A. (b)	Indirect controlling company	42	30
Telecom Italia Sparkle S.p.A. (b)	Other related party	10	4
Latin American Nautilus USA Inc. (b)	Other related party	2	3
Latin American Nautilus Argentina S.A. (b)	Other related party	1	2
TIM Participações S.A. (b)	Other related party	4	2
Caja de Seguros S.A. (a)	Other related party	23	10
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Other related party	5	4
Total trade payables		214	117

	Transaction		Years ended December 31,
Services rendered	description	Type of related party	2012	2011	2010
Caja de Seguros S.A. (a)	Others	Other related party	148	57	19
Standard Bank (a) (f)	Others	Other related party	24	22	13
Telecom Italia Sparkle S.p.A. (b) (c)	International inbound calls	Other related party	12	19	11
TIM Participações S.A. (b)	Roaming	Other related party	13	10	16
Telecom Italia S.p.A. (b)	Roaming	Indirect controlling company	3	2	5
Latin American Nautilus Ltd. (b)	International inbound calls	Other related party	—	—	1
Latin American Nautilus Argentina S.A. (b)	International inbound calls and roaming	Other related party	3	1	—
Total services rendered			203	111	65

	Transaction		Years ended December 31,
Services received	description	Type of related party	2012	2011	2010
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Salaries and social security	Other related party	(36)	(26)	(21)
Caja de Seguros S.A. (a)	Insurance	Other related party	(14)	(11)	(8)
La Estrella Cía de Seguros de retiro S.A. (a)	Insurance	Other related party	(6)	(4)	(2)
Latin American Nautilus Ltd. (b).(c)	International inbound calls and data	Other related party	(101)	(84)	(60)
Grupo Italtel (b) (d)	Maintenance, materials and supplies	Other related party	(75)	(55)	(23)
Telecom Italia Sparkle S.p.A. (b) (c)	International outbound calls and others	Other related party	(29)	(32)	(32)
Telecom Italia S.p.A. (b)	Fees for services and roaming	Indirect controlling company	(28)	(30)	(20)
Latin American Nautilus USA Inc. (b)	International outbound calls	Other related party	(3)	(9)	(3)
TIM Participações S.A. (b)	Roaming	Other related party	(12)	(7)	(7)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	Other related party	(8)	(6)	(6)
Etec S.A. (b) (e)	International outbound calls	Other related party	—	—	(11)
Total services received			(312)	(264)	(193)

	Transaction		Years ended December 31,
	description	Type of related party	2012	2011	2010
Finance income (expense)
Standard Bank (a) (f)	Interest	Other related party	6	6	3
Standard Bank (a) (f)	Loss on derivatives	Other related party	—	—	(12)
Total finance expense			6	6	(9)

		Years ended December 31,
	Type of related party	2012	2011	2010
Purchases of PP&E and intangible assets
Italtel Group (b) (d)	Other related party	69	66	14
Telecom Italia S.p.A. (b)	Indirect controlling company	4	—	—
Total purchases of PP&E and intangible assets		73	66	14

		As of December	As of December
Commitments	Type of related party	31, 2012	31, 2011
	Parent Company	—	6
	Other related parties	384	278
		384	284

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

(f)           This entity is no longer related party as from November 2012.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Decree No. 677/01.

(e) Key Managers

Compensation for the Key Managers, including social security contribution, amounted to $51, $54 and $47 for the years ended December 31, 2012, 2011 and 2010, respectively, and were recorded as expenses under the item line “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Years ended December 31,
	2012	2011	2010
Salaries (*)	22	19	15
Variable compensation (*)	17	22	20
Social security contributions	10	11	9
Termination benefits	2	2	3
	51	54	47

(*) Gross compensation. Social security and income tax retentions are in charge of the employee.

As of December 31, 2012, 2011 and 2010, respectively, an amount of $19, $28 and $21 remained unpaid.

Note 28 — Segment information

The Telecom Group conducts its business through six legal entities each one has been identified as an operating segment.

The Telecom Group has combined the operating segments into three reportable segments: “Fixed services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Since fiscal year 2012, the Telecom Argentina’s Management has changed the calculating method of the “Operating income before D&A” by not considering within it the “Gain on disposal of PP&E” previously disclosed within the line “Revenues and other income” and from this fiscal year are shown below “Operating income before D&A”, as part of “Operating income”. According to this, comparative figures for years ended December 31, 2011 and 2010 have been adapted in the consolidated income statements.

Segment financial information for the years 2012, 2011 and 2010 was as follows:

For the year ended December 31, 2012

•             Income statement information

	Fixed	Mobile services
	services	Personal	Núcleo	Subtotal	Nortel	Eliminations	Total
Total revenues and other income (1)	7,145	15,354	873	16,227	—	(1,176)	22,196
Employee benefit expenses and severance payments	(2,380)	(825)	(64)	(889)	(7)	—	(3,276)
Interconnection costs and other telecommunication charges	(507)	(1,947)	(128)	(2,075)	—	875	(1,707)
Fees for services, maintenance, materials and supplies	(950)	(1,242)	(76)	(1,318)	(5)	159	(2,114)
Taxes and fees with the Regulatory Authority	(449)	(1,542)	(27)	(1,569)	(1)	—	(2,019)
Commissions	(169)	(1,745)	(92)	(1,837)	—	57	(1,949)
Cost of equipments and handsets	(44)	(1,964)	(35)	(1,999)	—	—	(2,043)
Advertising	(171)	(436)	(53)	(489)	—	—	(660)
Provisions	(89)	(65)	1	(64)	—	—	(153)
Bad debt expenses	(56)	(211)	(8)	(219)	—	—	(275)
Restructuring costs	(83)	(7)	—	(7)	—	—	(90)
Other operating expenses	(602)	(776)	(60)	(836)	(1)	85	(1,354)
Operating income before D&A	1,645	4,594	331	4,925	(14)	—	6,556
Depreciation of PP&E	(833)	(830)	(129)	(959)	—	—	(1,792)
Amortization of intangible assets	(96)	(696)	(28)	(724)	—	—	(820)
Gain on disposal of PP&E	7	1	—	1	—	—	8
Operating income	723	3,069	174	3,243	(14)	—	3,952
Financial results, net	52	186	(9)	177	(42)	—	187
Net income before income tax expense	775	3,255	165	3,420	(56)	—	4,139
Income tax expense, net	(273)	(1.170)	(20)	(1.190)	(1)	—	(1,464)
Net income	502	2,085	145	2,230	(57)	—	2,675

		Net income attributable to Nortel (Controlling Company)					1,413
		Net income attributable to non-controlling interest					1,262
							2,675

(1)

Service revenues	5,942	13,312	835	14,147	—	—	20,089
Equipment sales	81	1,915	32	1,947	—	—	2,028
Other income	75	4	—	4	—	—	79
Subtotal third party revenues	6,098	15,231	867	16,098	—	—	22,196
Intersegment revenues	1,047	123	6	129	—	(1,176)	—
Total revenues and other income	7,145	15,354	873	16,227	—	(1,176)	22,196

•             Balance sheet information

PP&E, net	5,399	2,851	785	3,636	—	—	9,035
Intangible assets, net	372	1,115	28	1,143	—	(1)	1,514
Capital expenditures on PP&E (a)	1,347	902	166	1,068	—	—	2,415
Capital expenditures on intangible assets (b)	83	733	27	760	—	(1)	842
Total capital expenditures (a)+ (b)	1,430	1,635	193	1,828	—	(1)	3,257
Total additions on PP&E and intangible assets	1,548	1,679	190	1,869	—	(1)	3,416
Net financial asset (debt)	1,454	2,295	(101)	2,194	6	—	3,654

•             Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	21,286	21,030	9,994
Abroad	910	1,166	832
Total	22,196	22,196	10,826

For the year ended December 31, 2011

•             Income statement information

	Fixed	Mobile services
	services	Personal	Núcleo	Subtotal	Nortel	Eliminations	Total
Total revenues and other income (1)	6,234	12,558	718	13,276	—	(982)	18,528
Employee benefit expenses and severance payments	(1,949)	(605)	(55)	(660)	(6)	—	(2,615)
Interconnection costs and other telecommunication charges	(491)	(1,621)	(110)	(1,731)	—	725	(1,497)
Fees for services, maintenance, materials and supplies	(815)	(966)	(64)	(1,030)	(4)	126	(1,723)
Taxes and fees with the Regulatory Authority	(367)	(1,205)	(23)	(1,228)	(12)	—	(1,607)
Commissions	(139)	(1,353)	(84)	(1,437)	—	61	(1,515)
Cost of equipments and handsets	(59)	(1,568)	(13)	(1,581)	—	—	(1,640)
Advertising	(154)	(400)	(45)	(445)	—	—	(599)
Provisions	(164)	(61)	—	(61)	—	—	(225)
Bad debt expenses	(28)	(134)	(7)	(141)	—	—	(169)
Other operating expenses	(448)	(536)	(53)	(589)	(2)	70	(969)
Operating income before D&A	1,620	4,109	264	4,373	(24)	—	5,969
Depreciation of PP&E	(731)	(686)	(121)	(807)	—	—	(1,538)
Amortization of intangible assets	(87)	(504)	(29)	(533)	—	—	(620)
Gain on disposal of PP&E	20	2	—	2	—		22
Operating income	822	2,921	114	3,035	(24)	—	3,833
Financial results, net	(27)	118	(11)	107	(80)	—	—
Net income before income tax expense	795	3,039	103	3,142	(104)	—	3,833
Income tax expense, net	(278)	(1,103)	(14)	(1,117)	1	—	(1,394)
Net income	517	1,936	89	2,025	(103)	—	2,439

		Net income attributable to Nortel (Controlling Company)					1,273
		Net income attributable to non-controlling interest					1,166
							2,439

(1)

Service revenues	5,240	10,983	688	11,671	—	—	16,911
Equipment sales	89	1,472	26	1,498	—	—	1,587
Other income	20	10	—	10	—	—	30
Subtotal third party revenues	5,349	12,465	714	13,179	—	—	18,528
Intersegment revenues	885	93	4	97	—	(982)	—
Total revenues and other income	6,234	12,558	718	13,276	—	(982)	18,528

•             Balance sheet information

PP&E, net	4,886	2,740	621	3,361	—	—	8.247
Intangible assets, net	385	1,078	25	1,103	—	—	1.488
Capital expenditures on PP&E (a)	1,187	997	134	1,131	—	—	2.318
Capital expenditures on intangible assets (b)	176	661	37	698	—	—	874
Total capital expenditures (a)+ (b)	1,363	1,658	171	1,829	—	—	3.192
Total additions on PP&E and intangible assets	1,530	1,658	171	1,829	—	—	3.359
Net financial asset (debt)	833	1,969	(118)	1,851	(358)	—	2.326

•             Geographic information

	Total revenues and other income		Total non- current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	17,769	17,488	9,213
Abroad	759	1,040	661
Total	18,528	18,528	9,874

For the year ended December 31, 2010

•             Income statement information

	Fixed	Mobile services
	services	Personal	Núcleo	Subtotal	Nortel	Eliminations	Total
Total revenues and other income (1)	5,414	9,569	469	10,038	—	(800)	14,652
Employee benefit expenses and severance payments	(1,505)	(433)	(40)	(473)	(2)	—	(1,980)
Interconnection costs and other telecommunication charges	(456)	(1,428)	(77)	(1,505)	—	584	(1,377)
Fees for services, maintenance, materials and supplies	(686)	(691)	(52)	(743)	(3)	96	(1,336)
Taxes and fees with the Regulatory Authority	(304)	(934)	(16)	(950)	(3)	—	(1,257)
Commissions	(114)	(1,051)	(45)	(1,096)	—	55	(1,155)
Cost of equipments and handsets	(45)	(1,139)	(13)	(1,152)	—	—	(1,197)
Advertising	(142)	(266)	(33)	(299)	—	—	(441)
Provisions	(71)	(59)	—	(59)	—	—	(130)
Bad debt expenses	(24)	(92)	(3)	(95)	—	—	(119)
Other operating expenses	(378)	(456)	(32)	(488)	(1)	65	(802)
Operating income before D&A	1,689	3,020	158	3,178	(9)	—	4,858
Depreciation of PP&E	(687)	(529)	(86)	(615)	—	—	(1,302)
Amortization of intangible assets	(89)	(312)	(9)	(321)	—	—	(410)
Gain on disposal of PP&E	5	2	—	2	—	—	7
Operating income	918	2,181	63	2,244	(9)	—	3,153
Financial results, net	3	(129)	(11)	(140)	(155)	—	(292)
Net income before income tax expense	921	2,052	52	2,104	(164)	—	2,861
Income tax expense, net	(329)	(737)	(10)	(747)	—	—	(1,076)
Net income	592	1,315	42	1,357	(164)	—	1,785

		Net income attributable to Nortel (Controlling Company)					895
		Net income attributable to non-controlling interest					890
							1,785

(1)

Service revenues	4,590	8,483	458	8,941	—	—	13,531
Equipment sales	70	1,018	8	1,026	—	—	1,096
Other income	15	10	—	10	—	—	25
Subtotal third party revenues	4,675	9,511	466	9,977	—	—	14,652
Intersegment revenues	739	58	3	61	—	(800)	—
Total revenues and other income	5,414	9,569	469	10,038	—	(800)	14,652

•             Balance sheet information

PP&E, net	4,366	2,440	559	2,999	—	—	7,365
Intangible assets, net	296	921	16	937	—	—	1,233
Capital expenditures on PP&E (a)	918	815	188	1,003	—	—	1,921
Capital expenditures on intangible assets (b)	76	475	21	496	—	—	572
Total capital expenditures (a)+ (b)	994	1,290	209	1,499	—	—	2,493
Total additions on PP&E and intangible assets	1,087	1,266	181	1,447	—	—	2,534
Net financial asset (debt)	874	504	(154)	350	(761)	—	463

•             Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	14,138	13,871	8,111
Abroad	514	781	591
Total	14,652	14,652	8,702

Note 29 — Quarterly consolidated information (unaudited information)

Quarter	Revenues	Operating income before D&A	Operating income	Financial Results, net (loss) gain	Net income	Net income attributable to Nortel
Fiscal year 2012:
March 31	5,126	1,644	1,030	47	691	365
June 30	5,254	1,488	845	22	552	282
September 30	5,645	1,584	918	48	627	335
December 31	6,092	1,840	1,159	70	805	431
	22,117	6,556	3,952	187	2,675	1,413
Fiscal year 2011:
March 31	4,134	1,426	953	(10)	606	313
June 30	4,450	1,468	965	(44)	590	297
September 30	4,775	1,490	928	22	609	328
December 31	5,139	1,585	987	32	634	335
	18,498	5,969	3,833	—	2,439	1,273

Note 30 — Restrictions on distribution of profits and dividends

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

As provided RG No. 609/12 of the CNV, since this fiscal year, positive retained earnings generated by the adoption of IFRS, will be reassigned to a Special Reserve that can only be unaffected for its capitalization or to absorb negative retained earnings. The constitution of the Special Reserve shall be approved by the Ordinary Annual Shareholders’ Meeting to consider the consolidated financial statements for fiscal year 2012.

(b) Dividends

The Company is able to distribute dividends up to the limit of retained earnings determined under the Argentine Corporate Law, as abovementioned in a).

	2013		2012	2011

Dividends declared and paid corresponding to Class “B” preferred shares and ordinary shares		(*)	11	—

(*) As of the date of these consolidated financial statements, Nortel’s Board of Directors has resolved to defer the proposal of assignation of retained earnings up to the call of the Annual Shareholders’ Meeting.

Note 31 — Subsequent events as of December 31, 2012

In January 2013 Telecom Argentina entered into an agreement with Latin American Nautilus MED, Latin American Nautilus USA and Latin American Nautilus Argentina (all three together, “LAN”), a transaction that was approved by the Board of Directors on December 20, 2012. The transaction extends the term of existing agreements of lease-mode IP international capacity with LAN until December 2016, and also increasing its capacity to 20 Gbps. The agreement amounts to US$53.7 million for the four years that includes the operation. Such amount was fully paid by the Telecom Argentina on February 26, 2013 in pesos, amounting to $267.6.