Form 20-F
period 2013-12-31
NORTEL INVESTMENTS INC
filed 2014-04-14
CIK 877691

As filed with the Securities and Exchange Commission on April 14, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Maria Blanco Salgado

Tel: +54-11-4968-3631, Fax: +54-11-4313-1298

mblancosalgado@ta.telecom.com.ar

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement Item the registrant has elected to follow.    Item 17  ☐    Item 18☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

CERTAIN DEFINITIONS

Nortel Inversora S.A. (“Nortel” or the “Company”) is a company incorporated under the laws of Argentina. Capitalized terms used but not defined in this Annual Report on Form 20-F for the year ended December 31, 2013 of Nortel (File No. 1-14270) (the “Form 20-F” or the “Annual Report”) have the meaning assigned to them in the Annual Report on Form 20-F for the year ended December 31, 2013 of Telecom Argentina S.A. (“Telecom Argentina”) (File No. 1-13464) (the “Telecom Argentina Form 20-F”) incorporated herein by reference.

The term “Nortel Inversora” refers to Nortel Inversora S.A. excluding its consolidated subsidiaries, unless otherwise indicated.

PRESENTATION OF FINANCIAL INFORMATION

In this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms, “we,” “us,” “our,” “the Company” and “Nortel” refer to Nortel Inversora S.A. and its consolidated subsidiaries as of December 31, 2013, unless otherwise indicated.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries, as of December 31, 2013, Telecom Personal S.A., Núcleo S.A., Springville S.A. (“Springville”), Telecom Argentina USA Inc. (“Telecom Argentina USA”) and Micro Sistemas S.A. The terms “Telecom Group” or “Telecom” refer to Telecom Argentina S.A. and its consolidated subsidiaries. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries.

The terms “Telecom Personal” or “Personal” refer to Telecom Personal S.A., Telecom Argentina’s subsidiary engaged in the provision of mobile telecommunication services in Argentina. The term “Núcleo” refers to Núcleo S.A., Telecom Personal’s consolidated subsidiary engaged in the provision of mobile telecommunication services in Paraguay.

Our Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, and the notes thereto, as included in this report, have been audited by our independent registered public accounting firm (the “Consolidated Financial Statements”) and are set forth on pages F-1 through F-80 of this Annual Report.

Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been approved by resolution of the Board of Directors’ meeting held on February 28, 2014.

Nortel maintains its accounting records and prepares its financial statements in Argentine Pesos, its functional currency.

Telecom Argentina and its Argentine subsidiaries maintain their accounting records and prepare their financial statements in Argentine Pesos, which is their functional currency. The subsidiaries Núcleo, Telecom Argentina USA and Springville, however, maintain their accounting records and prepare their financial statements in Guaraníes, U.S. dollars and Uruguayan pesos, respectively. Our Consolidated Financial Statements include the results of these subsidiaries translated into Argentine Pesos. Assets and liabilities are translated at year-end exchange rates and revenue and expense accounts at average exchange rates for the year.

Certain financial information contained in this Annual Report has been presented in U.S. dollars. This Annual Report contains translations of various Argentine Peso amounts into U.S. dollars at specified rates solely for convenience of the reader. You should not construe these translations as representations by us that the Argentine Peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Except as otherwise specified, all references to “US$,” “U.S. dollars” or “dollars” are to United States dollars and references to “P$,” “Argentine Pesos” or “pesos” are to Argentine Pesos. Unless otherwise indicated, we have translated the Argentine Peso amounts using a rate of P$6.52 = US$1.00, the U.S. dollar ask rate published by the Banco de la Nación Argentina (Argentine National Bank) on December 31, 2013. During the first three months of 2014, the exchange rate of the Argentine peso suffered a devaluation of approximately 23% against the U.S. dollar. On April 11, 2014, the exchange rate was P$8.00 = US$1.00. As a result of fluctuations in the Argentine peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Consequently, these translations should not be construed as a representation that the peso amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate. See “Item 3—Key Information—Exchange Rates,” and “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Devaluation of the peso may adversely affect our results of operations, our capital expenditure program and the ability to service our liabilities and transfer funds abroad.”

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

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this Annual Report or incorporated herein by reference from the Telecom Argentina Form 20-F contains information that is forward-looking, including, but not limited to:

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

This Annual Report contains certain forward-looking statements and information relating to the Company and the Telecom Group that are based on current expectations, estimates and projections of our Management and that of the Telecom Group and information currently available to the Company and the Telecom Group. These statements include, but are not limited to, statements made in “Item 3—Key Information—Risk Factors,” “Item 5—Operating and Financial Review and Prospects” under the captions “Critical Accounting Policies” and “Trend Information,” “Item 8—Financial Information—Legal Proceedings” and other statements about our and the Telecom Group’s strategies, plans, objectives, expectations, intentions, capital expenditures, and assumptions and other statements contained in this Annual Report that are not historical facts. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will” and “should” and other similar expressions are generally intended to identify forward-looking statements.

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

Many factors could cause our actual results, performance or achievements, or those of the Telecom Group to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among others:

•	Telecom’s ability to successfully implement its business strategy;

•	Telecom’s ability to introduce new products and services that enable business growth;

•	uncertainties relating to political and economic conditions in Argentina;

•	inflation, the devaluation of the peso and exchange rate risks;

•	restrictions on the ability to exchange pesos into foreign currencies and transfer funds abroad;

•	the final results of the contract renegotiation process with the Argentine government regarding the adjustment to Telecom’s regulated rates in the fixed services;

•	the creditworthiness of Telecom’s actual or potential customers;

•	nationalization, expropriation and/or increased government intervention in companies;

•	technological changes;

•	the lack of additional mobile frequency bands;

•	the impact of legal or regulatory matters , changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which we and Telecom Argentina operate; and

•	the effects of increased competition

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

Selected Financial Data

The following table presents our summary financial data for each of the years in the five-year period ended December 31, 2013.

The selected consolidated income statement data for the years ended December 31, 2013, 2012 and 2011 and the selected consolidated financial position data as of December 31, 2013 and 2012 have been prepared in accordance with IFRS as issued by the IASB (“IFRS”) and have been derived from our Consolidated Financial Statements included elsewhere in this Annual Report. The selected consolidated income statement data for the years ended December 31, 2010 and 2009 and the selected consolidated financial position data as of December 31, 2011 and 2010 have been prepared in accordance with IFRS and have been derived from our consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 included in our Annual Report on Form 20-F for the year ended December 31, 2011, filed on April 30, 2012. The selected consolidated financial position data as of December 31, 2009 prepared in accordance with IFRS have been derived from our consolidated financial statements as of December 31, 2010 and 2009 and for the years then ended included in our Annual Report on Form 20-F for the year ended December 31, 2010, filed on June 30, 2011.

Our audited consolidated financial statements as of December 31, 2010 and for the year then ended were our first annual audited financial statements that are fully compliant with IFRS. Before December 31, 2010, our consolidated financial statements were prepared in accordance with Argentine GAAP. Our financial statements as of December 31, 2009 and for the year then ended, originally prepared in accordance with Argentine GAAP, were adjusted to fully comply with IFRS, and all of our subsequent audited consolidated financial statements fully comply with IFRS.

The mandatory adoption of IFRS for public companies in Argentina was effective for fiscal years beginning January 1, 2012. Therefore, our consolidated financial statements as of December 31, 2011 and 2010 for filing with the Argentine National Securities Commission (“CNV”) were prepared in accordance with Argentine GAAP, which differs in certain respects from IFRS. According to the CNV regulations, financial statements under IFRS for the years 2011 and 2010 were presented as “additional information” to the consolidated financial statements prepared under Argentine GAAP.

You should read the information below in conjunction with our Consolidated Financial Statements and the notes thereto, as well as “Presentation of Financial Information” and “Item 5—Operating and Financial Review and Prospects.”

CONSOLIDATED SELECTED INCOME STATEMENT AND FINANCIAL POSITION DATA

	2013	2012	2011	2010	2009
	(P$ millions, except per share and per ADS data in P$)
INCOME STATEMENT DATA
Total revenues and other income	27,350	22,196	18,528	14,652	12,191
Operating expenses (without depreciation and amortization)	(19,804)	(15,640)	(12,559)	(9,794)	(8,052)
Operating expenses – depreciation and amortization	(2,873)	(2,612)	(2,158)	(1,712)	(1,545)
Gain on disposal of PP&E and impairment of PP&E	(173)	8	22	7	13
Operating income	4,500	3,952	3,833	3,153	2,607
Other, net (1)	516	187	—	(292)	(520)
Income tax expense	(1,807)	(1,464)	(1,394)	(1,076)	(798)
Net income	3,209	2,675	2,439	1,785	1,289
Net income attributable to Nortel (Controlling company)	1,720	1,413	1,273	895	642
Net income attributable to Non-controlling Interest	1,489	1,262	1,166	890	647

Number of shares of common stock outstanding at year-end	5,330,400	5,330,400	5,330,400	5,330,400	5,330,400

Net income per share of common stock (2)	164.72	135.32	121.91	85.71	61.48
Number of Series B preferred shares outstanding at year-end	1,470,455	1,470,455	1,470,455	1,470,455	1,470,455
Net income per Series B Preferred Shares (3)	572.60	470.39	423.79	297.95	213.72
Number of shares outstanding at year-end of Telecom Argentina	984,380,978	984,380,978	984,380,978	984,380,978	984,380,978
Net income per share (basic and diluted) (4)	3.27	2.73	2.55	1.97	1.43
Net income per ADS (5)	16.35	13.64	12.76	9.83	7.14
Dividends per share of Telecom Argentina (6)	1.03	0.82	0.93	1.07	—
Dividends per ADS of Telecom Argentina (7)	5.11	4.10	4.65	5.35	—

FINANCIAL POSITION DATA
Current assets	9,836	7,000	5,516	3,837	2,927
PP&E and intangible assets	12,745	10,549	9,735	8,598	7,839
Other non-current assets	636	277	139	104	77
Total assets	23,217	17,826	15,390	12,539	10,843
Current liabilities	9,086	5,895	5,958	5,160	4,208
Non-current liabilities	2,029	1,768	1,635	1,634	2,217
Total liabilities	11,115	7,663	7,593	6,794	6,425
Total equity	12,102	10,163	7,797	5,745	4,418
Equity attributable to Nortel (Controlling company)	6,603	5,457	4,022	2,739	1,837
Non-controlling Interest	5,499	4,706	3,775	3,006	2,581
Capital Stock	68,008,550	68,008,550	72,076,490	78,633,050	78,633,050

(1)	Other, net includes Other income from investments and Finance income and expense.
(2)	Calculated based on the weight average number of shares of common stock outstanding during the period; excludes from net income amounts accrued for the payment of dividends to holders of preferred stock.
(3)	Calculated based on the weight average number of Series B Preferred Shares outstanding during each year. In April 1997, Nortel’s shareholders decided in an extraordinary meeting to amend the right to dividends, reducing the formula for the calculation of dividends on Series B Preferred Shares from 49.46% to 48.96% beginning June 16, 1997.

(4)	Calculated based on Telecom Argentina’s weighted average number of shares of common stock outstanding during the period.
(5)	Calculated based on Telecom Argentina’s 195,787,816 ADSs equivalent to the weighted average number of shares of common stock outstanding during the period.
(6)	The 2013 dividend per share Argentine peso amount translated into U.S. dollars using the ask rate published by the Banco de la Nación Argentina (National Bank of Argentina) as of the date when dividends were available is US$0.16.
(7)	The 2013 dividend per ADS Argentina peso amount translated into U.S. dollars using the ask rate published by the Banco de la Nación Argentina (National Bank of Argentina) as of the date when dividends were available is US$0.79.

OTHER SELECTED DATA

	2013	2012	2011	2010	2009
Number of installed fixed lines (thousands) (1)	4,700	4,851	4,793	4,689	4,595
Number of fixed lines in service (thousands) (2)	4,124	4,128	4,141	4,107	4,060
Fixed lines in service per 100 inhabitants (3)	20	21	21	21	21
Lines in service per employee	375	371	373	379	366
ARBU (in P$/month) (national + international)	52.5	48.2	45.7	42.8	40.9
Fixed Internet access lines (thousands)	1,707	1,629	1,550	1,380	1,214
Arnet subscribers (thousands)	1,687	1,622	1,540	1,377	1,184
ARPU/ADSL (access + ISP) (in P$/month)	124.7	102.3	87.0	76.1	66.7
Mobile subscribers in Argentina (thousands)	20,088	18,975	18,193	16,333	14,475
Subscribers at year-end per employee	3,897	3,612	3,774	3,738	3,810
ARPU (in P$/month)	66.8	57.7	51.4	44.4	40.7
Mobile subscribers in Paraguay (thousands) (4)	2,420	2,301	2,149	1,878	1,806
Subscribers at year-end per employee	5,696	5,226	4,944	4,512	4,251
ARPU (in P$/month)	34.6	27.5	26.4	22.2	18.8
Telecom Group Headcount (5)	16,581	16,808	16,346	15,647	15,330

(1)	Reflects total number of lines available in Switches.
(2)	Includes lines customers, own usage, public telephony and ISDN channels.
(3)	Corresponds to the Northern Region of Argentina.
(4)	Includes Wi-Max Internet customers.
(5)	Includes temporary employees.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See: “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

	High	Low	Average(1)	End of Period
Year Ended December 31, 2009	3.85	3.49	3.75	3.80
Year Ended December 31, 2010	3.99	3.84	3.92	3.98
Year Ended December 31, 2011	4.30	3.97	4.15	4.30
Year Ended December 31, 2012	4.92	4.30	4.55	4.92
Year Ended December 31, 2013	6.52	4.98	5.55	6.52
Month Ended October 31, 2013	5.91	5.80	5.85	5.91
Month Ended November 30, 2013	6.14	5.93	6.02	6.14
Month Ended December 31, 2013	6.52	6.16	6.32	6.52
Month Ended January 31, 2014	8.02	6.55	7.12	8.01
Month Ended February 28, 2014	8.01	7.76	7.85	7.87
Month Ended March 31, 2014	8.01	7.86	7.93	8.00
April 2014 (through April 11, 2014)	8.00	8.00	8.00	8.00

(1)	Yearly data reflect average of month-end rates.

Sources: Banco de la Nación Argentina

During the first three months of 2014, the exchange rate of the Argentine peso suffered a devaluation of approximately 23% against the U.S. dollar. On April 11, 2014, the exchange rate was P$8.00=US$1.00. As a result of fluctuations in the Argentine peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Consequently, translations based on these exchange rates should not be construed as a representation that the peso amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this Annual Report. The risks described below are not the only ones that we face. Additional risks that we do not presently consider material, or of which we are not currently aware, may also affect us. Our business, results of operations, financial condition and cash flows could be materially and adversely affected if any of these risks materializes and, as a result, the market price of our shares and our ADSs could decline. You should carefully consider these risks with respect to an investment in Nortel.

Risks Relating to Argentina

Overview

Nortel’s single largest investment, Telecom Argentina, has substantially all of its property, operations and customers located in Argentina, and a portion of Telecom Argentina’s assets and liabilities are denominated in foreign currencies. Accordingly, Telecom Argentina’s financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina and on the exchange rates between the peso and foreign currencies. In 2001 and 2002, the Argentine economy experienced a severe recession as well as a political crisis. The abandonment of dollar-peso parity in 2002 led to the significant devaluation of the peso against major international currencies. Although Argentina has experienced economic growth and political conditions have shown improvement in the last decade, uncertainty remains as to whether the growth is sustainable, as well as how several factors would impact the Argentine economy, including among others, inflation rates, exchange rates, commodity prices and healthy trade and fiscal balances.

Devaluation of the peso may adversely affect Telecom’s results of operations, its capital expenditure program and the ability to service its liabilities and transfer funds abroad.

Since Telecom realizes a substantial portion of its revenues in pesos (our functional currency), any devaluation may negatively affect the U.S. dollar value of its earnings while increasing, in peso terms, its expenses and capital costs denominated in foreign currency. A depreciation in the Argentine Peso against major foreign currencies may also have an adverse impact on Telecom’s capital expenditure program and increase the peso amount of its trade liabilities denominated in foreign currencies. Telecom seeks to manage the risk of devaluation of the peso by entering from time to time into certain NDF contracts to partially hedge its exposure to foreign currency fluctuations caused by its liabilities denominated in foreign currencies (mainly U.S. dollars). Telecom also has cash and cash equivalents denominated in U.S. dollars that contribute to reduce the exposure to trade payables in foreign currencies. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. According to the exchange rate published by the Banco de la Nación Argentina, in the year ended December 31, 2013, the devaluation of the peso against the U.S. dollar was 32.5% and in the three months ended March 31, 2014 it was approximately 23%.

In late 2011 the Argentine government implemented a series of measures aimed at maintaining the level of reserves of the Banco Central de la República Argentina (“BCRA”) which are often used to fulfill payment obligations of public debt. To that effect, during the last quarter of 2011 and throughout 2012 and 2013, new measures to limit the purchase of foreign currency by private companies and individuals, such as requiring the authorization of tax authorities to access the foreign exchange market, were implemented. As a result, the implied exchange rate in the quoted price of Argentine securities that trade in foreign markets and in the local market increased significantly. Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies, which could partially or totally reduce the current gap between the exchange rate published by the Banco de la Nación Argentina and the implied exchange rate. We cannot predict how these conditions will affect the consumption of services provided by the Telecom Group or its ability to meet our liabilities denominated in currencies other than the peso. Moreover, we cannot predict whether the Argentine government will further modify its monetary, fiscal, and exchange rate policy and, if so, what impact any of these changes could have on the value of the peso and, accordingly, on Telecom’s financial condition, results of operations and cash flows, and on its ability to transfer funds abroad in order to comply with commercial or financial obligations or dividend payments to shareholders located abroad.

Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and has remained relatively high since then.

The Instituto Nacional de Estadística y Censos (the Argentine National Statistics and Census Institute or “INDEC”) estimates that the Argentine consumer price increased by 10.9% in 2010, 9.5% in 2011, 10.8% in 2012 and 10.9% in 2013; and the wholesale price index increased 14.6% in 2010, 12.7% in 2011, 13.1% in 2012 and 14.8% in 2013. There has been a substantial disparity between the inflation indexes published by the INDEC and those higher estimated by private consulting firms.

Since January 2014, a new consumer price index is published in order to improve the accuracy of the macroeconomic statistics. The new index integrates a set of price indexes which allows the monitoring of the change in several prices in the economy (wholesale, commodities and construction costs, among others). In the two-month period ended February 28, 2014, the new consumer price index showed an increase of 7.2%.

The Argentine government continued implementing several actions to monitor and control prices for the most relevant goods and services. Despite such actions, the Argentine economy continues to experience consumer inflation. If the BCRA issues significant amounts of currency to finance public sector spending, to service public debt, to intervene in the foreign exchange market or to assist any financial institutions in distress, or if the value of the peso cannot be stabilized through fiscal and monetary policies, a significant increase in inflation rates could be expected.

Moreover, high inflation may undermine Argentina’s foreign competitiveness in international markets, negatively affecting the level of economic growth, exports, balance of payments and employment. In addition, public sector spending has increased over the past years, which will probably cause continuing deterioration of the fiscal balance and lead to higher inflation.

Since the majority of Telecom’s revenues are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in its prices would decrease its revenues in real terms and adversely affect its results of operations. As discussed below under “—Risks Associated with Telecom and its Operations,” Telecom Argentina’s ability to increase its regulated rates is subject to approval of regulatory authorities and Personal’s ability to increase its rates could also be negatively impacted by the governmental policy of freezing of prices that was extended to non-regulated sectors and by other regulation. See “—Changes in the laws and regulations of the Argentine mobile industry or restrictions on rate increases could adversely affect Personal.” We cannot guarantee that any possible rate increase will be sufficient to counter the effect of inflation, and we cannot assure you that the results of any future regulated rate negotiations of Telecom Argentina will be favorable to them and to their financial condition.

Also, higher inflation leads to a reduction in the purchasing power of the population, mainly those unemployed and with low salary levels, thus increasing the risk of a lower level of service consumption from our fixed and mobile customers in Argentina.

Future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry.

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. Due to the economic crisis of 2001 and 2002, the Argentine government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. In this context, the Argentine National Communications Commission (Comisión Nacional de Comunicaciones or “CNC”) adopted new interpretations of applicable regulations and imposed fines on telecommunications companies, particularly incumbent operators such as Telecom Argentina. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Decree No. 764/00—Universal Service Regulation” and “Item 8—Financial Information—Legal Proceedings—Regulatory Proceedings” in the Telecom Argentina Form 20-F incorporated herein by reference for more information. In addition, local municipalities in the regions where Telecom Argentina operates have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and mobile networks. For example, municipalities usually restrict areas where antennas may be deployed, causing negative impact for the mobile service coverage. Provinces have increased, and are continuing to increase, their tax rates, particularly the turnover tax rates, resulting in the highest rates in history. Municipal and provincial tax authorities have also brought an increasing number of claims against Telecom Argentina. Telecom Argentina disagrees with these proceedings and is contesting them. See “Item 4—Information on the Company—Regulatory

Framework—Regulatory Environment—Decree No. 764/00—Universal Service Regulation” and “Item 8—Financial Information—Legal Proceedings—Tax Matters” in the Telecom Argentina Form 20-F incorporated herein by reference. However, we cannot assure you that the laws and regulations currently governing the economy or the telecommunications industry will not change, that the claims will be resolved in Telecom’s favor, or that any changes to the existing laws and regulations will not adversely affect Telecom’s business, financial condition, results of operations and cash flows.

Resolution SC No. 5/13, issued in July 2013, has set new benchmarks for the quality of services provided by telecommunications operators, including Telecom Argentina and Personal, setting metrics to be achieved that are considered high when compared to international standards and considering the current allocation of the spectrum and the lack of authorization to install antennas given by municipalities. This resolution has a gradual implementation schedule. Telecom Argentina, Personal and other telecommunications operators have submitted technical comments for a review of the metrics. However, if the technical comments are not taken into account, compliance with the metrics could be difficult which may result in potential penalties for telecommunications operators including Telecom Argentina and Personal. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Resolution SC No. 5/13” in the Telecom Argentina Form 20-F incorporated herein by reference.

In particular, in recent years the Argentine government has taken several actions to re-nationalize concessions and public services companies that were privatized in the 1990’s, such as Aguas Argentinas S.A. and Aerolíneas Argentinas S.A. Additionally, in May 2012, Law No. 26,741, established the expropriation of the 51% of the capital stock of YPF S.A. and the 51 % of the capital stock of YPF GAS S.A., which were directly or indirectly owned by Repsol YPF S.A. (Repsol). After almost two years of negotiations, in February 2014 a final agreement was reached through which the Argentine government set the compensation for the expropriated capital stock in the amount of US$5 billion to be paid with government securities. The agreement was approved by Repsol and its shareholders and is subject to the approval of the Argentine Congress.

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

In November 2008, Argentina nationalized, through Law No. 26,425, its private pension and retirement system, which had been previously administered by the AFJP, and appointed ANSES as its administrator. Argentina’s nationalization of its pension and retirement system constituted a significant change in the government’s approach towards Argentina’s main publicly traded companies. A significant portion of the public float of these companies was owned by the AFJP and is currently held by ANSES.

The government could exercise influence over corporate governance decisions of companies in which it owns shares by combining its ability to exercise its shareholder voting rights to designate board and supervisory committee members with its ability to dictate tax and regulatory matters. Additionally, since the AFJP were significant institutional investors in Argentina, the nationalization of the private retirement system affected the way to access financing in capital markets for publicly traded companies.

In addition during 2012, Decree No. 1,278/12 stated that the Secretary of Economic Policy and Development Planning of the Ministry of Economy and Public Finance is responsible for the implementation of policies and actions regarding the exercise of shareholder rights of the equity shares of companies where the Argentine government is a minority shareholder and approved for that purpose a Regulation of officers and directors appointed by the shares or equity interests of the Argentine government, establishing the rules that they must follow in performing their duties.

Subsequently, the Secretary of Economic Policy and Development Planning approved Resolution No. 110/12 which assigns the responsibilities, powers and duties set forth in Decree No. 1,278/12 to the “Dirección Nacional de Empresas con participación del Estado” (National Direction of Corporations with government participation).

In January 2013, a new Capital Market Act (No. 26,831) came into effect, granting new intervention powers to the CNV. In September 2013, the CNV issued regulations pursuant to Law No. 26,831 through Resolution No 622/13 that approved the new text of the CNV rules. See “Item 9—The Offer and Listing—The Argentine Securities Market—New Capital Market Act—Law No. 26,831” in the Telecom Argentina Form 20-F incorporated herein by reference.

These matters could create uncertainties for some investors of public companies in Argentina, including Telecom Argentina.

Argentina’s economy may contract in the future due to international and domestic conditions.

The effects of the global economic and financial crisis in recent years and the general weakness in the global economy may negatively affect emerging economies like Argentina’s. Although Argentina has experienced economic growth in recent years, and developed countries had a better performance in 2013, global financial instability may impact the Argentine economy and cause Argentina a slowdown of the growth rate or could lead to a recession generating a fiscal deficit and increased unemployment.

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

Economic and legal conditions in Argentina remain uncertain.

Although general economic conditions have shown improvement in the last decade, and political protests and social disturbances have diminished considerably since the economic crisis of 2001 and 2002, the nature of the changes in the Argentine political, economic and legal environment over the past several years has given rise to uncertainties about the country’s business environment.

In the event of any economic, social or political crises, companies in Argentina may face the risk of strikes, expropriation, nationalization, forced modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing the existing jurisprudence on labor matters and requiring companies to assume increasing responsibility for, and assumption of costs and risks associated with, utilizing sub-contracted labor and the calculation of salaries, severance payments and social security contributions. Also, there was an increase in claims regarding compensations for work accidents over the cap established by the current relevant legislation. Since Telecom operates in a context in which the governing law and applicable regulations change frequently, it is difficult to predict whether its commercial activities will be affected positively, negatively or at all by such changes.

Substantially all of Telecom’s operations, properties and customers are located in Argentina, and, as a result, its business is, to a large extent, dependent upon economic and legal conditions prevailing in Argentina. If economic and legal conditions in Argentina were to deteriorate, they would be expected to have an adverse effect on Telecom’s and our financial condition, results of operations and cash flows.

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

The Argentine government implemented a debt restructuring effort mainly through two debt exchange offers. The first and largest was closed on February 25, 2005 and the second took place in 2010. Nonetheless, a number of bondholders who held out from the exchange offers have initiated legal actions against the Argentine government. In late 2012, further rulings favoring the holdout positions and putting into risk the ability to serve its debt under foreign legislation exacerbated uncertainties and increased sovereign risk. In 2013, the New York State Court of Appeals ratified its ruling against Argentina. Argentina has appealed to the Supreme Court of the United States, and the case is still pending resolution. A judgment against the Argentine government in these pending cases could lead to a default of its public debt and reduce the sources of funding and investment capital and could potentially impact the government’s ability to adopt measures that promote economic growth.

After the economic crisis in 2002, the Argentine government has maintained a policy of fiscal surplus. To be able to repay its debt, the Argentine government may be required to continue adopting austere fiscal measures that could adversely affect economic growth.

As of June 30, 2013, the outstanding principal amount of Argentina’s public debt was equivalent to US$196.1 billion (of which approximately 59% was denominated in foreign currency) of which US$11.5 billion were not tendered in the exchange offers and are still pending to be restructured.

There can be no assurance that the Argentine government will not default on its obligations under its bonds if it experiences another economic crisis. A new default by the Argentine government could lead to a new recession, higher inflation, restrictions on Argentine companies to access financing and funds, limit the operations of Argentine companies in the international markets, higher unemployment and social unrest, which would negatively affect our financial condition, results of operations and cash flows. In addition, Telecom Argentina has investments in sovereign Argentine bonds which could be restructured in a way that negatively affects their valuation and repayment terms. See Note 20 to our Consolidated Financial Statements.

The Argentine banking system may be subject to instability.

The Argentine banking system collapsed in 2001 and 2002, when the Argentine government restricted bank withdrawals and required mandatory conversion of dollar deposits to pesos. From 2005 to 2007, a period of economic growth coupled with relative stability of the country’s exchange rate and inflation resulted in the restoration of public confidence, a gradual accumulation of deposits in Argentine financial institutions, and improved liquidity of the financial system. However, since 2008 certain events like internal conflicts with certain sectors of the economy, the international financial crisis and finally, the increased regulation on the foreign exchange market, decreased depositors’ confidence. These events led to a slowdown in the growth of deposits, initially increased the dollarization of private deposits and were followed by substantial withdrawals of the dollarized deposits. Despite improvements in stability since 2002 we cannot be certain that another collapse will not occur in the future.

Financial institutions are particularly subject to significant regulation from multiple regulatory authorities, all of whom may, amongst other things, establish limits on commissions and impose sanctions on the institutions. The lack of a stable regulatory framework could impose significant limitations on the activities of the financial institutions and could create uncertainty with respect to the financial system stability.

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

Under Argentine law, a shareholder’s liability for losses of a company is limited to the value of his or her shareholdings in the company. Under Argentine law, however, shareholders who vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution. In connection with recommending any action for approval by shareholders, Nortel’s Board of Directors occasionally obtains and plans to obtain opinions of counsel concerning the compliance of its actions with Argentine law and Nortel’s bylaws (or regulations if any). Although, based on advice of counsel, Nortel believes that a court in Argentina in which a case has been properly presented would hold that a noncontrolling shareholder voting in good faith and without a conflict of interest in favor of such a resolution and based on the advice of counsel that such resolution is not contrary to Argentine law or the Company’s bylaws or regulations, would not be liable under this provision, we cannot assure you that such a court would in fact rule in this manner.

Delays in the attribution and allocation of radio spectrum can adversely affect Argentina’s mobile industry.

The SC is the authority responsible for administering the use of radio electric spectrum and, consequently, for the attribution of new segments of frequencies and the reallocation of the existing segments of frequencies for mobile service. Additionally, the regulation of administration, management and control of radio spectrum provides for the prior intervention of the CNDC, and for a joint performance with the SC, in certain circumstances, for example, in determining the safeguards designed to prevent the concentration of spectrum and the occurrence of a dominant position. It is important to point out that, current spectrum used by mobile operators in the “Area Múltiple Buenos Aires” (AMBA) is 132.5 Mhz while in 1999 it was 170.0 Mhz, representing a 37.5 Mhz reduction in the spectrum used in that area. Such reduction is equivalent to the frequency bands needed for the operation of a unique operator. Delays in the allocation of new frequencies, the reallocation of existing frequencies and their subsequent auction could affect the quality of services, the future development of the sector and the implementation and commercialization of new advanced services, among others, such as mobile Broadband and its applications.

The recently proposed reform of the Argentine Civil Code and Commercial Code may materially impact our contractual relationships.

The Argentine Senate approved a reform of Argentina’s Civil Code and Commercial Code in November 2013, hereinafter, the “bill.” Approval by the Chamber of Deputies is pending.

Among the reforms introduced by the bill are the addition of new categories of contracts, such as adhesion contracts with standard form clauses and consumer contracts. The reform also includes a series of general principles with respect to consumer contracts which complement the Consumer Protection Law (Law No. 24,240). Practices that limit consumers’ freedom of contract, particularly practices that tie the provision of goods and services to the simultaneous acquisition of other goods and services, are specifically regulated.

The proposed reform provides that contracts with payment denominated in foreign currency are to be regarded as contracts for goods which may be paid for in Argentine pesos.

The proposed reform also creates modern contract forms such as commercial agency, commercial concession, distribution and franchise contracts which were not previously covered by existing law. The reform expands limitations on the assumption of freely bargained contracts which previously had only been applicable to consumer contracts. The reform would also allow judges to modify unfair clauses in contracts.

With respect to agency contracts, the proposed law would assume an indefinite duration period unless otherwise specified by the parties. The continuation of an agency relationship beyond the term of a contract would create a new contract for an indefinite period on the same terms. For either party to end the relationship, that party must provide advance notice of one month per year of the duration of the agreement. A party who fails to give such notice would be liable for consequential damages, lost profits and other damages.

The bill will require judicial interpretation, and the ultimate consequences of the reform may be unpredictable. If approved, we will have to review, among other things, contractual guidelines with Telecom

Group suppliers and customers (for example, bundling offers), as well as payments under Telecom Group and our contracts denominated in foreign currency.

Risks Relating to Nortel

As a holding company, Nortel’s ability to meet its financial obligations and to pay dividends is dependent upon the receipt of cash and other distributions paid on the common stock of Telecom that it owns. We did not pay any dividends during the period of 2001 to 2009.

Nortel is a holding company which owns shares of common stock of Telecom Argentina, Nortel’s sole substantial asset. As a holding company, Nortel’s ability to meet its financial obligations and to pay dividends on its Series B Preferred Shares is dependent upon the receipt of cash dividends and other distributions paid on the common stock of Telecom Argentina that it owns. Due to Telecom Argentina not paying dividends for the years ended December 31, 2001 to December 31, 2008, Nortel did not pay any dividends for the years 2001 to 2009. In each year from 2010 to 2012, Telecom Argentina paid dividends in respect of the prior fiscal year. This allowed Nortel to make dividends available to some or all of its shareholders for the fiscal years ended December 31, 2010 and 2011, which were paid in 2010, 2011 and 2012.

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

On December 27, 2013, Telecom Argentina paid a dividend of approximately P$1,000 million to its shareholders for the year ended December 31, 2012 (of which approximately P$556 million was paid to Nortel). This allowed Nortel to make available also on December 27, 2013 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2012 of approximately P$228 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2012 of approximately P$237 million. For further information on the dividend payments received from Telecom Argentina and paid to Nortel shareholders, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” For further information on the terms of the Series A and Series B Preferred Shares, see “Item 10. Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and Series B Preferred Shares.”

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

Pursuant to CNV Resolution No. 609/12, which provides that positive retained earnings generated by the mandatory adoption of IFRS as from January 1, 2012, should be reassigned to a Special Reserve that can only be utilized for its capitalization or to absorb negative retained earnings, a total of P$204 million of positive retained earnings generated by the application of IFRS in Nortel’s 2012 statutory financial statements were assigned to such Special Reserve by the Ordinary and Extraordinary Annual Shareholders’ Meeting held on April 26, 2013.

On January 6, 2002, the Convertibility Law, which established a P$1.00 to US$1.00 exchange rate, was partially repealed and, since that date, the Argentine Peso has experienced significant devaluation. Since Nortel’s dividends are paid in Argentine Pesos, such dividends, if and when paid, will have a lower U.S. dollar value. Nortel’s ability to pay dividends may also be affected by imposition of monetary and currency exchange restrictions on the transfer of funds outside of Argentina. See also “—Risks Associated with Telecom and its Operations—The BCRA has imposed restrictions on the transfer of funds outside of Argentina in the past; some restrictions currently exist and may increase in the future, which could prevent Telecom Argentina and Nortel from making payments on dividends and liabilities.”

Sofora, as the principal shareholder of Nortel, exercises significant control over matters affecting Nortel.

Sofora is Nortel’s principal shareholder. Sofora owns 100% of the shares of common stock of Nortel, which currently represents 78.38% of the capital stock of Nortel. Sofora is 68% owned by Telecom Italia Group and 32% owned by W de Argentina – Inversiones.

On November 14, 2013 Telecom Italia S.p.A and Telecom Italia International N.V. (collectively, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea” a company controlled by the Sellers) announced their acceptance of the offer made by Fintech Group (“Fintech”) to acquire Telecom Italia’s controlling shareholding in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel, and Tierra Argentea.

Closing of the transfer of the shares held by the Telecom Italia Group in Sofora is subject to prior approval by regulatory authorities.

Through their ownership of Sofora and the Shareholders’ Agreement between them, the Telecom Italia Group and W de Argentina – Inversiones have, as a general matter, the ability to determine the outcome of any action requiring our shareholders’ approval, including the ability to elect a majority of directors and members of the Supervisory Committee. In addition, we have been informed that, pursuant to the shareholders’ agreement entered into between the Telecom Italia Group and the Werthein Group, the Telecom Italia Group and W de Argentina – Inversiones have agreed among themselves to certain matters relating to the election of directors of Nortel, Telecom and Sofora and have given W de Argentina—Inversiones veto power with respect to certain matters relating to us. See “Item 7—Major Shareholders and Related Party Transactions—Shareholders’ Agreement.”

Telecom Argentina and its subsidiaries have engaged in and will continue to engage in transactions with related parties of Nortel. Certain decisions concerning Telecom Argentina’s operations or financial structure may present conflicts of interest between these shareholders as indirect owners of Nortel’s and Telecom’s capital stock and as parties with interests in these related party contracts.

Nevertheless, all related parties’ transactions were made on an arm’s-length basis and those which exceed 1% of the shareholders’ equity of Nortel and Telecom are subject to a prior approval process established by Law No. 26,831 (which replaced Decree No. 677/01 on January 28, 2013), and require involvement of the Audit Committee and/or an opinion of two independent valuation firms as well as subsequent approval by the Board of Directors to verify that the agreement could reasonably be considered to be in accordance with normal and habitual market practice. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

In accordance with the Public Emergency Law, in January 2002, rates for Basic telephone services and long distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00. The rates that Telecom Argentina may charge in the future will be determined by negotiations between Telecom Argentina and the Argentine government. According to the Public Emergency Law, while undertaking these negotiations, the Argentine government must consider the effect of these rates on the competitiveness of the general economy, the quality of service and investment plans of service providers, as contractually agreed. The Argentine government must also consider consumer protection, accessibility of the services and the profitability of public service providers such as Telecom Argentina. The Public Emergency Law has been subsequently extended through December 31, 2015. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rates” in the Telecom Argentina Form 20-F incorporated herein by reference.

On March 6, 2006, Telecom Argentina executed a Letter of Understanding (the “Letter of Understanding 2006”) with the Argentine government pursuant to which Telecom Argentina will be permitted to raise certain rates and incorporate certain modifications to the current regulatory framework. Under the Letter of Understanding 2006, the only agreed-upon adjustments to the rate structure were the rate increases to the termination charge for international incoming calls and the extension of the time bands for peak-hour rates applied to local and domestic long distance calls. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rates” in the Telecom Argentina Form 20-F incorporated herein by reference.

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

Certain license conditions are not within Telecom Argentina’s control. For example, any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the regulatory authorities may result in the revocation of Telecom Argentina’s license. See “Item 7—Major Shareholder and Related Party Transactions—Shareholders of Nortel” in the Telecom Argentina Form 20-F incorporated herein by reference. Pursuant to the provisions of Telecom Argentina’s List of Conditions as amended by Resolutions SC No. 111/03 and No. 29/04: (i) any reduction of ownership of Nortel in the capital stock of Telecom Argentina to less than 51% without prior approval of the Regulatory Bodies; or (ii) any reduction of ownership of currently common shareholders in the capital stock with voting power of Nortel to less than 51% without prior approval of the Regulatory Bodies, may result in the revocation of Telecom’s telecommunications license.

Nortel owns all of Telecom Argentina’s Class A Ordinary Shares (51% of Telecom Argentina’s total capital stock) and approximately 7.64% of Telecom Argentina’s Class B Ordinary Shares (3.74% of Telecom Argentina’s total capital stock) which, in the aggregate, represents approximately 54.74% of Telecom Argentina’s total capital stock as of the date of this Annual Report. Because Telecom Argentina owns 15,221,373 of its own Class B shares as of the date of this Annual Report, our ownership of the outstanding shares amounts to 55.60% (51.80% consists of the Class A Ordinary Shares and 3.80% of the Class B Ordinary Shares). Telecom Argentina is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of Telecom Argentina’s capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders. In addition, the Telecom Italia Group and W de Argentina—Inversiones (a company that is part of the Argentine Werthein Group) are each required to maintain direct ownership of at least 15% of the common stock of Sofora.

Compliance with conditions in Telecom’s license and related regulations and laws may be affected by events or circumstances outside of our and their control, and therefore we cannot predict whether such events or circumstances will occur and if any do occur, this could result in an adverse effect on Telecom’s and our financial condition, operations and cash flows.

Telecom operates in a competitive environment, that may result in a reduction in its market share in the future.

Telecom competes with licensed provider groups, composed of, among others, independent fixed line service providers, mobile and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina. As of December 31, 2013, more than 1,000 licenses for local and/or long distance services, payphones and Value Added Services had been granted since the end of the exclusivity period.

Internet and mobile services, which Telecom expects will continue to account for an increasing percentage of Telecom’s revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the fixed telecommunications market, Telecom must invest in its fixed-line network and information technology. Specifically, in the Internet services market, Telecom must constantly upgrade its access technology and software in order to increase the speed, embrace emerging transmission technologies and improve the commercial offers and the user experience. Also, to remain competitive in the mobile telecommunications market, Telecom must enhance its mobile networks by expanding its network infrastructure and extending 3G and HSPA+ technology and bandwidth in mobile data transmission. In addition, a key factor for Personal’s competitiveness is to be awarded with new mobile frequency bands. Future technological developments may result in decreased customer demand for certain of its services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

Telecom also anticipates that it will have to devote significant resources to the refurbishment and maintenance of its existing network infrastructure to comply with regulatory obligations particularly regarding fixed line services and to remain competitive with the quality of its services in both Internet and mobile business. Telecom also expects to continue to devote resources to customer retention and loyalty in such segments.

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

Telecom also expects that the level of competition in its markets may continue to increase in the future, particularly as a result of the emergence of the operator Argentine Satellite Solution Corporation S.A. (“ARSAT” – a company wholly owned by the Argentine government) which could initially result, among other things, in increased wholesale competition and in a decline in governmental agency customers for fixed and mobile services due to a potential preference of public entities to hire ARSAT.

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

Changes in the laws and regulations of the Argentine mobile industry or restrictions on rate increases could adversely affect Personal.

The Argentine mobile industry is currently subject to an important set of regulations that has enabled the development of a highly competitive and intense capital expenditure environment. Notwithstanding, in the last few years several bills were introduced in the Argentine Congress proposing a substantial change through the classification of the mobile industry as a “public service” which could result in deeper and specific regulations regarding rates, quality of service, coverage areas or other core aspects of our business. Other bills were also introduced in the Congress proposing changes to specific rules that regulate Personal’s services, such as changes in billing processes and customer service.

In addition, in September 2013 the SC issued a resolution establishing a procedure for public comment on the Draft Regulation for Users of Mobile Communication Services. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment” in the Telecom Argentina Form 20-F incorporated herein by reference for a description of these regulations.

Although mobile telephony is a non rate regulated industry, we cannot predict whether current or new factors, including governmental initiatives in order to reduce inflation rates, would negatively impact Personal’s ability to apply rate increases, thus negatively affecting the profit margins and the level of cash flows.

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

The launch of the auction to reassign the 850 MHz and 1,900 MHz frequency bands returned by Telefónica Móviles Argentina S.A. was postponed several times. Finally, in May 2011 the auction was launched by SC Resolution No. 57/11. Personal took part in the spectrum auction process and expected to acquire additional spectrum to complete its “Spectrum cap” throughout Argentina, but, on September 5, 2012, Personal was notified of SC Resolution No. 71/12, by which the auction was canceled for reasons of opportunity, merit and convenience of the Argentine government. As part of that process, the CNDC issued an opinion, as requested by the SC, by which it recommended against assigning additional frequency bands through auction to Personal regardless of the cap established by the regulatory authority in order to avoid the risk that such additional spectrum could cause. However, this recommendation was not considered in evaluating Personal in the auction nor in the reasons for cancelling the auction. Personal believes that the grounds of this opinion are clearly contrary to the current regulatory framework and to the previous actions of the government.

By Presidential Decree No. 2426/12 issued in December 2012, the current spectrum and telecommunication license general regulation was modified to allow the SC to allocate spectrum directly to government organizations (or organizations where the state is the main owner) without proceeding with a public auction as was required before this modification. It also mandates the SC to allocate the spectrum from the recently cancelled auction (which represents approximately 20% of current mobile spectrum available) to Argentine Satellite Solution Corporation S.A. (“ARSAT”—a company wholly owned by the Argentine government). See “Item 4—Information on the Company—Regulatory Framework—Regulatory Bodies and General Legal Framework” in the Telecom Argentina Form 20-F incorporated herein by reference for a description of the dispositions of Decree No. 2,426/12.

In December 2012 the President announced the launching of a new state owned mobile service branded “libre.ar”. The business plan has not been presented and details of these operations were not disclosed yet.

The government’s dual-role, as both regulator and competitor, represents a significant change in the mobile industry. We cannot assure you that it could not open several risks to Personal’s business including possible adverse changes in the regulatory framework and the current market rules. The lack of allocation of additional frequency bands is negatively affecting the quality of service of all the Argentine mobile operators and the evolution of the sector, exposing Personal to the loss of revenues, difficulties in developing new business, claims of customers and fines imposed by authorities. It could also adversely affect Personal’s competitive position and may require higher capital expenditures for Personal to continue providing high quality mobile services to its customers. See “Item 4—Information on the Company—Regulatory Framework—Other Regulations—Regulations Applicable to PCS Services” in the Telecom Argentina Form 20-F incorporated herein by reference for a detailed description of Personal’s license.

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

Although Argentine mobile operators comply with the international security standards established by the World Health Organization and Argentine regulations, which are similar, Telecom’s mobile business may be harmed as a result of these alleged health risks. For example, the perception of these health risks could result in a lower number of customers, reduced usage per customer or potential consumer liability. In addition, these concerns may cause regulators and municipalities to impose restrictions on the construction of base station towers or other infrastructure, which may hinder the completion of network build-outs and the commercial availability of new services and/or may require additional investments.

Operational risks could adversely affect Telecom Argentina’s reputation and its profitability.

Telecom Argentina faces operational risks inherent in its business, including those resulting from inadequate internal and external processes, fraud, inability to perform certain operations required by the judiciary due to inadequate technology, employee errors or misconduct, failure to comply with applicable laws, failure to document transactions properly or systems failures. In addition, unauthorized access to Telecom Argentina’s information systems or institutional sites could cause the loss or improper use of confidential information, unauthorized changes in Telecom Argentina’s information and network systems or alterations to Telecom Argentina’s information published on these sites. These events could result in direct or indirect losses, technical failures in Telecom Argentina’s ability to provide its services, inaccurate information for decision making, adverse legal and regulatory proceedings, and harm to its reputation and operational effectiveness, among others.

Telecom Argentina has risk management practices at the highest levels designed to detect, manage and monitor the evolution of these kinds of operational risks, and for this purpose it established a Risk Management Committee in September 2012.

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

In addition, telecommunication labor organizations continue to request that Telecom delegate currently outsourced tasks to Telecom Argentina’s employees.

If labor organization claims continue or are sustained, this could result in increased costs and greater conflict in the negotiation process. See “Item 6—Directors, Senior Management and Employees—Employees and Labor Relations” in the Telecom Argentina Form 20-F incorporated herein by reference.

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

The Regulatory Bodies may impose increased penalties on Telecom Argentina and Personal.

The Regulatory Bodies have increased the number of cases and the amount of fines applied to Telecom Argentina mainly in connection with alleged delays in repairing defective fixed lines installation and/or installing new fixed lines. Additionally, the Regulatory Bodies have initiated various administrative procedures against Telecom Argentina and Personal related to temporary interruptions of services caused by various incidents. Lately the authorities have threatened Personal with the applications of fines and the obligation to pay compensation to the clients involved. In many of these cases, we believe that the authorities are misinterpreting the legal framework of our telecommunication license or exceeding the legal terms of the service provision. Neither final administrative nor judicial decisions on these cases have not been made yet. We cannot foresee whether the Regulatory Bodies based on the increased number of administrative complaints will seek to apply significant sanctions to Telecom Argentina or Personal, any of which could have an adverse effect on Telecom Argentina or Personal’s operations, financial situation, results of operations and cash flows. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment” in the Telecom Argentina Form 20-F incorporated herein by reference.

Telecom is involved in various legal proceedings which could result in unfavorable decisions and financial penalties for Telecom.

Telecom is party to a number of legal proceedings, some of which have been pending for several years. Telecom cannot be certain that these claims will be resolved in its favor. Responding to the demands of litigation may divert Management’s time and attention and financial resources.

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

Also, Telecom is subject to various lawsuits initiated by some employees and former employees who claim wage differences arguing different reasons. The Argentine Supreme Court in a case against “Cervecería y Malteria Quilmes” ruled that “non-remunerative” items resulting from collective bargaining agreements should be considered as salaries for all purposes. Such ruling creates a negative precedent in this matter and could imply increased labor costs for us. See “Item 8—Financial Information—Legal Proceedings—Labor Claims—Wage differences by food vouchers and non-remunerative sums” in the Telecom Argentina Form 20-F incorporated herein by reference.

Additionally, we cannot assure you that after the recategorization process executed by Telecom Argentina in 2012 as a result of the agreements reached with the labor organizations, individual employee claims will not be filed regarding such recategorization process.

In the past, Personal was subject and currently is subject to claims by former representatives (commercial agents) who end their business relationship by making claims for reasons that are not always justified by contract terms.

Personal maintains agreements with VAS suppliers. Amounts billed to its customers resulting from these agreements are recorded as Personal’s revenues while commissions paid to VAS suppliers as a percentage of services billed to customers are recorded as expenses (Costs of VAS). Personal’s customers can subscribe to VAS services directly from the VAS supplier. During 2013 there was a significant increase of VAS revenues resulting in an increase of the customers’ claims regarding these services. Although Personal has taken actions in connection with the VAS suppliers in order to reduce risks regarding the provision of the services to its customers, we can not assure you that significant claims regarding VAS services will not be presented in the future.

As a result, Telecom Argentina and Personal may face increased risk of employment, commercial, regulatory and customers’ proceedings. If this occurs, we cannot guarantee that it will not have an adverse effect on our results of operations, financial condition and cash flows, despite the provisions that Telecom has recorded to cover from these matters, as it is described in “Item 8—Financial Information” in the Telecom Argentina Form 20-F incorporated herein by reference.

The CNC regulates telecommunications services in Argentina and in its capacity is empowered to apply economic sanctions against licensees for breaches of the current regulatory framework. Recently, there has been a growing trend of imposing sanctions on Telecom Argentina for technical reasons, mainly related to the delay in repairing defective lines and / or installing new lines. In addition, there were an increased number of sanctions on Telecom Argentina and Personal regarding service failures. Although penalties are appealed in the administrative stage, if the appeals are not solved in its favor in the administrative or judicial stage, or the penalties imposed by the CNC increased, it could have an adverse effect on our financial situation, results of our operations and cash flows. See “Item 8—Financial Information—Legal Proceedings—Regulatory Proceedings” in the Telecom Argentina Form 20-F incorporated herein by reference.

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

This situation may entail risks for Telecom Argentina and Personal concerning, among others, the prices charged for their services, or the obligation to return amounts charged for their services. If such were the case, any of such consequences could have an adverse effect on Telecom’s financial situation, results of operations and cash flows.

The BCRA has imposed restrictions on the transfer of funds outside of Argentina in the past; some restrictions currently exist and may increase in the future, which could prevent Telecom Argentina and Nortel from making payments on dividends and liabilities.

In the past, the Argentine government has imposed a number of monetary and currency exchange control measures, including temporary restrictions on the free availability of funds deposited with banks and restrictions or limitations on the access to foreign exchange markets and transfers of funds abroad, including for purposes of paying principal and interest on debt, trade liabilities to foreign suppliers and dividend payments to foreign shareholders. Between the end of 2001 and 2002, the Argentine government implemented a unified exchange market (Mercado Único y Libre de Cambios – MULC) with significant regulations and restrictions for the purchase and transfer of foreign currency.

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

For a detailed explanation of risks associated with an investment in Telecom, see “Item 3—Key Information—Risk Factors” in the Telecom Argentina Form 20-F incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

The Company

Nortel Inversora S.A. was organized by a consortium of Argentine and international investors to acquire a controlling interest in the common stock of Telecom as the first step in Argentina’s privatization of its fixed-link public telecommunications services and basic telephone services. See “Item 7—Major Shareholders and Related Party Transactions.” As of December 31, 2013, Nortel owned approximately 54.74% of the common stock of Telecom Argentina. Because Telecom Argentina owns 15,221,373 of its own Class B Shares as of the date of this Annual Report, our ownership of the outstanding shares amounts to 55.60%. Nortel’s sole substantial activity is owning such stock and its sole substantial source of cash income is cash dividends paid on such stock. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series B Preferred Shares—Nortel’s Capital Stock.”

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

For a description of Telecom’s business and its principal capital expenditures, see “Item 4—Information on the Company” in the Telecom Argentina Form 20-F incorporated herein by reference.

Our authorized agent in the United States for SEC reporting purposes is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

Recent Developments

Telecom Argentina Dividend Payment

On December 27, 2013, Telecom Argentina paid a dividend to its shareholders for the year ended December 31, 2012 of approximately P$1,000 million (of which approximately P$556 million was paid to Nortel).

Nortel Dividend Payment

On December 27, 2013, Nortel made available (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2012 of approximately P$228 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2012 of approximately P$237 million (both of them approved by Nortel’s Board of Directors at its meeting held on December 16, 2013, pursuant to the powers delegated to it by Nortel’s shareholders at meetings held on April 27, 2012 and April 26, 2013).

Offer to Acquire Control

On November 14, 2013 Telecom Italia S.p.A and Telecom Italia International N.V. (collectively, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea”, a company controlled by the Sellers) announced their acceptance of the offer made by Fintech to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel, and Tierra Argentea.

On December 10, 2013 Tierra Argentea completed the transfer to Fintech of (i) Class B shares of Telecom Argentina, representing 1.58% of the capital stock of such company, and (ii) Nortel’s ADRs representing 8% of the aggregate Series “B” Preferred Shares of Nortel.

The transfer of the shares held by the Telecom Italia Group in Sofora is conditional upon prior approval by regulatory authorities.

Nortel Board of Directors called for the Annual Shareholders’ Meeting

On March 17, 2014, Nortel’s Board of Directors called a shareholders’ meeting to be held on April 29, 2014, to consider among other issues: (i) the allocation of Nortel’s non-appropriated retained earnings of

P$1,720 million as of December 31, 2013 as Voluntary Reserve for the Future Distribution of Dividends, and the authorization of the Board of Directors to deduct and distribute dividends from the latter Reserve; (ii) the election of all members of the Board of Directors; and (iii) the election of all members of the Supervisory Committee for fiscal year 2014.

Telecom Argentina’s Board of Directors called for the Annual Shareholders’ Meeting

Telecom Argentina’s Board of Directors, at their meeting held on March 14, 2014, called a shareholders’ meeting to be held on April 29, 2014, to consider among other issues: (i) the allocation of Telecom Argentina’s retained earnings as of December 31, 2013 suggested by the Board of Directors as follows: P$9 million to the legal reserve; P$1,202 million (P$1.24 per outstanding share) for distribution of cash dividends in two equal installments of P$601 million each, the first one to be paid on May 8, 2014 and the second one during September 2014; and P$1,991 million to a Voluntary Reserve for Capital Investments; and (ii) the delegation of authority in Telecom Argentina’s Board of Directors to determine the allocaiton of the Voluntary Reserve for Capital Investments.

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

Telecom Personal Board of Directors called for the Annual Shareholders’ Meeting and approved disaffecting the Reserve for Future Cash Dividends

Personal’s Board of Directors, at their meeting held on March 14, 2014, decided to call an ordinary and extraordinary shareholders’ meeting to be held on April 23, 2014, which, among other issues, will consider the allocation of P$2,664 million of retained earnings as of December 31, 2013 to a Reserve for Future Cash Dividends and the delegation of authority in the Board for disaffecting and distributing such reserve based on the proposal made by the Board of Directors. The Board of Directors also approved disaffecting the remaining amount of the Reserve for Future Cash Dividends for an aggregate amount of P$250 million to distribute as cash dividends on March 21, 2014.

Sale of the Equity Interest in Springville

On February 10, 2014 Personal’s Board of Directors decided to approve the sale of its entire equity interest in Springville (representing 100% of Springville’s capital stock), a company incorporated in Montevideo, República Oriental del Uruguay. The price of the transaction was US$27,223, which was collected by Personal on February 19, 2014 (equivalent to P$0.2 million).

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

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom Argentina on the Class A and Class B Shares owned by Nortel. On January 26, 2001 and May 4, 2001, Nortel paid the fourth and fifth installments of the scheduled redemptions of Series A Preferred Shares in a nominal amount at the dates of payment of approximately P$55.1 million and P$14 million, respectively (the latter, corresponding to the proportional amount for the three month period ended December 31, 2000). Because Telecom Argentina did not pay dividends for fiscal years 2001-2008, Nortel was unable to make any dividend payments or pay the required amortization on its Series A Preferred Shares for the fiscal years ended December 31, 2001-2009. Since Telecom Argentina made dividend distributions for the fiscal years ended December 31, 2009 (of approximately P$1,053 million), December 31, 2010 (of approximately P$915 million) and December 31, 2011 (of approximately P$807), Nortel was able to make various dividend, amortization and settlement payments for the fiscal years ended December 31, 2010 (of approximately P$1,016 million) and December 31, 2011 (of approximately P$476), thus paying all accrued and unpaid amortization and dividends on the Series A Preferred Shares and causing the final redemption and cancellation of such shares. In addition, the liquidity obtained from Telecom Argentina’s payment of dividends for the fiscal year ended December 31, 2011 allowed Nortel to make available (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2011 of approximately P$5.39 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2011 of approximately P$5.61 million. On December 27, 2013, Telecom Argentina paid a dividend of approximately P$1,000 million to its shareholders for the year ended December 31, 2012 (of which approximately P$556 million was paid to Nortel). This allowed Nortel to make available also on December 27, 2013 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2012 of approximately P$228 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2012 of approximately P$237 million.

Nortel’s failure to pay the Series A dividends due to the lack of liquid and realized profits and/or distributable reserve, triggered the right of the holders of Series A Preferred Shares to exercise their voting rights and to appoint a member of Nortel’s Board of Directors. Nortel’s failure to cause Telecom Argentina to comply with the financial ratio covenant contained in the terms and conditions of the Series A and Series B Preferred Shares also triggered the right of the Series A and Series B shareholders to exercise their voting rights and to appoint a member of Nortel’s Board of Directors. Since December 31, 2006 such ratio no longer exceeded 1.75:1 and as a result, Series B Preferred Shareholders did not have director voting rights in fiscal years 2007-2013 and will not have such rights in 2014. The Series A shareholders retained their right to appoint a member of Nortel’s Board of Directors as a result of the non-payment of the Series A dividends until June 29, 2012, when all accrued Series A dividends were made available by Nortel to the Series A Preferred Shareholders, following the final redemption of the Series A Preferred Shares. On such date, Javier Errecondo and Saturnino Jorge Funes, who had been appointed as Director and Alternate Director, respectively, by a Special Meeting of the Series A Preferred Shareholders on April 7, 2011, ceased to occupy their positions.

Pursuant to the Public Emergency Law, the unpaid dividends and outstanding installments for the redemption of Series A preferred shares were “pesified” at the exchange rate of P$1.00=US$1.00 plus the adjustment coefficient set forth by Decree No. 214/02, also known as “CER.”

Holders of Series B Preferred Shares are entitled to a dividend in an amount equal to 48.96% of the earnings of Nortel legally available for distribution in any fiscal year. Under the Argentine Corporations Law, dividends can be lawfully paid and declared only out of the Company’s realized and liquid profits subject to the decision of the Shareholders’ Meeting. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series B Preferred Shares—Nortel’s Capital Stock—Dividends.” Due to the Series A Preferred Shares’ final redemption on June 14, 2012, such dividend is no longer subject to a provision for payments of amounts due to the Series A Preferred Shares. The Series B Preferred Shares are not redeemable.

Nortel is unable to predict whether Telecom will be able to make any additional dividend payments. See “Item 3—Key Information—Risk Factors” in this Annual Report and in the Telecom Argentina Form 20-F incorporated herein by reference.

Relationship between Nortel and Telecom

As of December 31, 2013, Nortel owns 502,034,299 of Telecom Argentina’s Class A shares of common stock, nominal value P$1.00 per share (the “Series A Shares”), representing 100% of Telecom Argentina’s issued and outstanding Class A Shares and 51% of Telecom Argentina’s total capital stock, and 36,832,408 of Telecom Argentina’s Class B Shares, nominal value P$1.00 per share, representing approximately 7.6% of Telecom Argentina’s issued and outstanding Class B Shares and approximately 3.74% of Telecom Argentina’s total capital stock. Pursuant to the Privatization Regulations and the terms and conditions of the Transfer

Agreement, Nortel is required to own all of Telecom Argentina’s Class A Shares unless the Regulatory Bodies otherwise agree. See “Item 4—Information on the Company—Regulatory Framework” in the Telecom Argentina Form 20-F incorporated herein by reference and “Item 7—Major Shareholders and Related Party Transactions.” Nortel is not required by the Privatization Regulations to own any of Telecom Argentina’s Class B Shares.

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

Nortel’s principal shareholder is Sofora Telecomunicaciones S.A., or Sofora. Sofora owns approximately 78.38% of Nortel’s capital stock as of the date of this report. Sofora is 68% owned by the Telecom Italia Group and 32% owned by W de Argentina – Inversiones S.L., a holding company incorporated in the Kingdom of Spain and a company of the Werthein Group. On November 14, 2013, Telecom Italia S.p.A and Telecom Italia International N.V. (collectively, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea,” a company controlled by the Sellers) announced their acceptance of the offer made by Fintech to acquire Telecom Italia’s controlling shareholding in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel, and Tierra Argentea. Closing of the transfer of the shares held by the Telecom Italia Group in Sofora is subject to prior approval by regulatory authorities.

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

Regulatory Framework

The telecommunications industry in Argentina is subject to extensive regulation. For more information on the regulatory framework within which Telecom operates, see “Item 4—Information on the Company—Regulatory Framework” in the Telecom Argentina Form 20-F incorporated herein by reference.

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

Activities relating to Iran

We are not to our knowledge engaged in any activities, transactions or dealings with the government of Iran or that relate in any way to Iran. We are also required to disclose our affiliates’ activities relating to Iran.

Telecom Group

The only activity Telecom Argentina has that, to our knowledge, relates in any way to Iran is its roaming agreement with Mobile Company of Iran (MCI) (formerly TCI).

Telecom Argentina’s roaming agreements allow its mobile customers to use his or her mobile device on a network outside the subscriber’s home network. See “Glossary of Terms—Roaming” in the Telecom Argentina Form 20-F incorporated herein by reference.

Like all major mobile networks, in response to the competition and customers’ demands Personal has entered into roaming agreements with many foreign mobile networks, including MCI, to allow their customers to make and receive calls abroad.

Roaming agreements are, including the one relating to Iran, on standard terms and conditions. Entering into roaming agreements is an activity carried out in the ordinary course of business by a mobile network operator.

Roaming agreements are, generally, reciprocal. Pursuant to a roaming agreement when Telecom Argentina’s mobile customers are in a foreign country covered by the network of an operator with which Telecom Argentina has a roaming agreement (the “Foreign Operator”), its mobile customers may make and receive calls on their mobile phone using the Foreign Operator’s network. Likewise, the Foreign Operator’s customers may make and receive calls using Telecom Argentina’s networks when these customers are in Argentina.

The Foreign Operator bills Telecom Argentina for the calls made and received by its roaming customers at the rate agreed upon in the applicable roaming agreement. Telecom Argentina then bills these customers according to the specific roaming fees in their subscription agreement. Likewise, Telecom Argentina bills the Foreign Operator at the roaming rate agreed upon in the applicable roaming agreement. The Foreign Operator bills its clients for the calls made and received using Telecom Argentina’s networks according to customer agreements. Roaming agreements do not, generally, contemplate other fees or disbursements.

In 2013, the consolidated impact on net profit (loss) arising from Telecom Argentina’s roaming agreements with MCI was as follows:

•	Telecom Argentina’s total revenues under roaming agreements with MCI were approximately US$367 (three hundred and sixty seven U.S. dollars).

•	Telecom Argentina’s total charges paid under roaming agreements with MCI were approximately US$220 (two hundred and twenty U.S. dollars).

These revenues and charges are immaterial to Telecom Argentina’s consolidated revenues and operating expenses, respectively. Because Telecom Argentina does not separately allocate costs directly attributable to the service provision or other overhead costs to these transactions, the amount of its consolidated net profits earned under these agreements is not determinable, but it does not exceed its gross revenues from the agreements.

The purpose of the roaming agreements is to provide Telecom Argentina’s customers with coverage in areas where Telecom Argentina does not own networks. For that purpose, Telecom Argentina intends to continue maintaining our roaming agreements.

Telecom Italia

We have been informed that other members of the Telecom Italia Group also have entered into roaming agreements with Iranian telecommunications operators. The information in this section is based solely on information provided to us by our Parent Telecom Italia S.p.A. for purposes of complying with our obligations under Section 13(r) of the Exchange Act. Information set forth below is for the consolidated Telecom Italia Group and includes the impact of our revenues and charges described above.

The Telecom Italia Group operates one of the largest mobile networks in Italy. Through its foreign subsidiaries, Telecom Italia also has large mobile operations in Brazil (Tim Participações S.A. by means of its subsidiary TIM Celular S.A.) and Argentina (Telecom Argentina S.A. by means of Telecom Personal S.A.).

Telecom Italia informs us that the only activities that Telecom Italia has that, to its knowledge, relate in any way to Iran are:

•	roaming agreements with the following Iran mobile phone operators: Taliya, KFZO – TKC, Irancell (MTN) and Mobile Company of Iran (MCI); and

•	commercial relationship for the delivery of traffic from Iran to its networks and from its networks to Iran (“International Carrier Agreements”). To this end, its subsidiary Telecom Italia Sparkle S.p.A. (“TI Sparkle”) entered into agreements with Telecommunication Company of Iran. In addition, Telecom Italia S.p.A. has also entered into certain agreements (of a small amount) for the provision of TLC services (marine radio traffic) with Telecommunication Company of Iran and Islamic Republic of Iran Shipping Lines.

Roaming. Telecom Italia informs us that in 2013, the impact on Telecom Italia Group net profit (loss) arising from such roaming contracts is analyzed as follows:

•	its total revenues from roaming agreements with Iranian networks were approximately 182 thousand euros (of which 159 thousand euros were recorded by Telecom Italia S.p.A.); and

•	its total charges from roaming agreements with Iranian networks were approximately 212 thousand euros (of which 210 thousand euros were recorded by Telecom Italia S.p.A.).

The purpose of all of these roaming agreements is to provide Telecom Italia’s customers with coverage in areas where Telecom Italia does not own networks. For that purpose, it intends to continue maintaining these roaming agreements.

International Carrier Agreements. As a rule in the modern telecommunication business, when traffic from a specific network is placed to or transported through another carrier’s network (the “Host Network”), the Host Network receives a fee from the incoming network.

Telecom Italia informs us that in 2013, the impact on its net profit (loss) arising from the above International Carrier Agreements is analyzed as follows:

•	its total revenues from traffic from networks located in Iran to its networks were approximately 1.4 million euros; and

•	its total charges from traffic to networks in Iran from its networks were approximately 0.5 million euros.

The purpose of this agreement is to allow exchange of international traffic. Consequently, Telecom Italia intends to continue maintaining this agreement.

All such amounts of revenues and charges are de minimis with respect to Telecom Italia consolidated revenues and operating expenses, respectively.

Capital Expenditures

As a holding company, Nortel has no material capital expenditures.

The information contained under “Item 4—Information on the Company—Capital Expenditures” in the Telecom Argentina Form 20-F included as an exhibit hereto is hereby incorporated herein by reference in partial answer to this section.

Property, Plant and Equipment

As a holding company, Nortel has no material physical properties.

The information contained under “Item 4—Information on the Company—Property, Plant and Equipment” in the Telecom Argentina Form 20-F included as an exhibit hereto is hereby incorporated herein by reference in partial answer to this section.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our Consolidated Financial Statements, including the notes to those financial statements, which appear elsewhere in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with IFRS. See “Item 3—Key Information—Selected Financial Data.” The following discussion and analysis is presented by the Management of our company and provides a view of our financial condition, operating performance and prospects from Management’s perspective. The strategies and expectations referred to in this discussion are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives that we implement and other factors. Since much of this discussion is forward-looking, you are urged to review carefully the factors referenced elsewhere in this Annual Report that may have a significant influence on the outcome of such forward-looking statements. We cannot provide assurance that the strategies and expectations referred to in this discussion will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. Please refer to “Forward-Looking Statements” and “Item 3—Key Information—Risk Factors” for descriptions of some of the factors relevant to this discussion and other forward-looking statements in this Annual Report.

Nortel is a holding company whose principal asset is its approximately 54.74% of the common stock of Telecom Argentina. Because Telecom Argentina owns 15,221,373 of its own Class B Shares as of the date of this Annual Report, our ownership of the outstanding shares amounts to 55.60%. Therefore, the following discussion of Nortel’s financial condition and results of operations should be read in conjunction with Nortel’s Consolidated Financial Statements and notes thereto included elsewhere in this Form 20-F and with Telecom’s consolidated financial statements and notes thereto and “Item 5—Operating and Financial Review and Prospects” included in the Telecom Argentina Form 20-F incorporated herein by reference. Such financial statements and notes thereto have been prepared in accordance with IFRS.

Management Overview

The Telecom Group ended the 2013 fiscal year in a solid financial situation as well as with a strong market position. The Telecom Group has continued to expand its Internet accesses base, reaching 1.7 million fixed Internet accesses, and its mobile subscribers base, reaching 22.5 million mobile subscribers (including Personal and Núcleo). To promote the expansion of business total additions in PP&E and intangible assets amounted to P$5,214 million in 2013, representing 19% of consolidated total revenues in 2013 (its capital expenditures, total additions in PP&E and intangible assets less materials amounted to P$4,851 million in 2013, equivalent to 18% of consolidated revenues).

Telecom is considered one of the leading companies in the Argentine telecommunications sector. Telecom has attained this position without neglecting its commitment to generate economic value for its shareholders, demonstrating good performance in terms of revenues and profitability. Telecom had consolidated net financial assets of P$5,354 million as of December 31, 2013, compared to consolidated net financial assets of P$3,648 million and P$2,684 million as of December 31, 2012 and 2011, respectively. The strong cash flow generation has allowed Personal, Telecom Argentina and Núcleo to maintain the high level of capital expenditures and has allowed Telecom Argentina to distribute P$1,000 million in cash dividends by reducing the Reserve for Future Cash Dividends constituted by the shareholders’ meeting held on May 21, 2013 (second tranche), without incurring any financial indebtedness.

The following discussion and analysis summarizes relevant measures of results of operations presenting items by nature. The Company believes that the presentation of the measure “operating income before depreciation and amortization” provides investors and financial analysts with appropriate information that is relevant to understanding the Company’s past, present and future performance. Moreover, operating income before depreciation and amortization is one of the key performance measures used by Telecom’s Management for monitoring the Company’s profitability and financial position, at each segment and at the consolidated levels.

Continuing the trend of prior years, revenues in 2013 grew by 23% compared to 2012, reaching P$27,287 million, and grew by 20% in 2012 compared to 2011, reaching P$22,117 million. Operating income before depreciation and amortization in 2013 increased P$994 million as compared to 2012, reaching P$7,564 million (equivalent to 28% of total revenues), while in 2012 it increased P$577 million as compared to 2011, reaching

P$6,570 million (equivalent to 30% of total revenues). Operating income increased P$552 million in 2013 as compared to 2012, reaching P$4,518 million (equivalent to 17% of total revenues) while in 2012 it increased P$109 million as compared to 2011, reaching P$3,966 million (equivalent to 18% of total revenues). Net income increased P$522 million in 2013 as compared to 2012, reaching P$3,254 million (equivalent to 12% of total revenues), while it increased P$190 million in 2012 as compared to 2011, reaching P$2,732 million (equivalent to 12% of total revenues). Net income attributable to Telecom Argentina increased P$517 million in 2013 as compared to 2012, reaching P$3,202 million, while it increased P$172 million in 2012 as compared to 2011, reaching P$2,685 million.

Telecom’s results of operations continue to be affected by the Pesification and freeze of regulated rates in the Fixed Services segment and macroeconomic factors. For a discussion of these and other factors that may affect our results of operations. See “—Years ended December 31, 2013, 2012 and 2011—Factors Affecting Results of Operations” and “—Trend Information” below.

For a detailed analysis of Telecom’s results of operations for fiscal year 2013, see “—Years ended December 31, 2013, 2012 and 2011” below.

Economic and Political Developments in Argentina

In the second half of 2001 and through the first half of 2002, Argentina experienced a deep economic recession together with an overwhelming financial and political crisis. The rapid and radical nature of changes in the Argentine social, political, economic and legal environment created a very unstable macroeconomic environment. In January 2002, the Argentine government abandoned the convertibility regime which had fixed the peso / U.S. dollar exchange rate at 1:1 and adopted emergency economic measures which converted and froze Telecom Argentina’s rates for the voice-regulated services in the Fixed Services segment into pesos at a 1:1 peso / U.S. dollar ratio (referred to herein as “Pesification”), among other measures. Capital outflows increased sharply, leading to a massive devaluation of the peso and an upsurge in inflation. By the end of 2002, the peso had devalued by 237% (having devalued 280% as of June 30, 2002) while the wholesale price index increased 118% and the consumer price index increased 41%.

After the abovementioned crisis, the Argentine economy began a new period of rapid growth. Argentina’s GDP increased for six consecutive years, from 2003 to 2008, at an average rate of 8.5%. However, the international financial crisis affected the country decreasing its growth rate significantly to 0.9% in 2009. Throughout 2010 and 2011, the economy showed a rapid and strong recovery growing at a 9.2% and 8.9% annual rate respectively, but in 2012 a slowdown affected the economy and growth was reduced to 1.9%. In 2013, better economic conditions helped to increase the economic activity. Inflation continued to be the main concern for the economy. According to official statistics reported by the INDEC, the consumer price index rose 10.9% in 2010, 9.5% in 2011, 10.8% in 2012 and 10.9% in 2013, while the wholesale price index increased 14.6% in 2010, 12.7% in 2011, 13.1% in 2012 and 14.8% in 2013. Nonetheless, since 2007, the public credibility of the INDEC as a reference for reporting Argentine economic statistics has been challenged. In January 2014, the government published a new CPI Index (“IPCNu”) that reached 7.2% for the first two months of the year. For further detail regarding Argentine economic conditions see “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.”

During the period between 2005 and 2007, the peso remained relatively stable against the U.S. dollar, with US$1.00 trading within a range of P$2.86 to P$3.16. However, the international financial crisis created uncertainty that affected the Argentine exchange rate, as reflected by a peso/dollar exchange rate increase of 9.5% and 10.1% per year in 2008 and 2009, respectively. The peso/dollar exchange rate was relatively stable in 2010 and 2011, ending 2010 at P$3.98 per US$1.00 and 2011 at P$4.30 per US$1.00, increasing 4.7% and 8.0% respectively. In 2012 and 2013, the pace of peso devaluation accelerated to 14.4% and 32.5% respectively; and the official exchange rate ended the year at a P$6.52 per US$1.00. During the first three months of 2014, the exchange rate of the Argentine peso suffered a devaluation of approximately 23% against the U.S. dollar. On April 11, 2014, the exchange rate was P$8.00=US$1.00. Increasing restrictions on the foreign exchange (“FX”) market have been established, and an authorization from the “AFIP” (National Tax Authority) is required to access the FX market to acquire foreign currencies.

After a slowdown in the Argentine economy in 2012, a positive first half of 2013 with an improved agricultural production, nominal wage increases that helped sustain consumption trends and a more dynamic industry helped to increase the economic activity in 2013. The global economy showed some signs of recovery which fostered a better economic environment. Private consumption remained positive, although growing at a much slower pace. In the second half of the year, due to certain reduction on the industrial exports, the economic activity started showing some signs of deterioration, ending 2013 with an economic growth of 3.0% over 2012.

The most important factors for the economy in 2013 can be summarized as follows:

•	The Brazilian economy returned to growth and drove industrial exports from Argentina. Similarly, stable agricultural commodity prices together with a better crop harvest were a key factor.

•	Private consumption and investment continued moving demand forward. Consumption was encouraged mainly by expansive fiscal policies and lax monetary policy that maintained real interest rates at low levels and promoted consumption. An upturn in the construction sector and increases in the import of capital assets helped to raise the level of investment. Inflation remained high and according to INDEC, the annual inflation as of December 2013 was 10.9%, which is substantially lower than private estimates.

•	Argentine international commerce expanded in 2013, due to higher levels of exports of 3%, amounting to US$ 83.0 billion and increased imports of 8%, totaling US$74.0 billion. As a result, the trade balance totaled US$9.0 billion, decreasing 27% over 2012. The improved agricultural production fostered exports, while industrial exports grew 3% year over year, mainly due to the demand from the Brazilian economy. The imports expansion is due to higher energy imports and the accelerated economic growth.

•	Expansive fiscal spending continued through 2013. Higher transfers to the provinces, public subsidies, and public social expenditures contributed to record high spending as a percent of GDP. Fiscal revenues expanded 26% over 2012, due to higher social security and value added tax collection. A significant portion of government revenues were obtained from transfers from the Central Bank and the National Pension Funds.

•	The official exchange rate accelerated through 2013 with a strong depreciation of the peso of 32.5%, ending 2013 at P$6.52 per US$1.00 dollar. In the second part of the year the BCRA intervened in the exchange market accelerating a nominal depreciation of the exchange rate. The government continued implementing measures to increase control over the exchange market, such as applying a 35% tax on the official FX rate to acquire foreign currency for tourism as a payment in advance of Income and Personal Asset taxes.

•	Monetary indicators continued to show signs of expansion; the monetary base rose 24% in 2013. This expansion was mainly driven by increasing assistance from the Central Bank to the National Treasury and partially offset by the Central Bank’s sale of foreign currency. Private deposits in pesos rose 29% annually, helped by the growth in time deposits. As a result, interest rates on placements (Private Badlar rate) performed at an average rate of 17%. Meanwhile, loans granted in pesos continued expanding due to a low real interest rate that fostered lending, thus encouraging private consumption. Finally, international reserves totaled 30,599 million dollars as of December 31, 2013, a 35% year over year decrease.

•	The labor market was relatively stable despite a slowing economy, reaching an unemployment rate of 6.4% in the last quarter of 2013, a small decrease from the same quarter one year prior. Furthermore, salaries in nominal terms expanded 25.9% annually, as of December 2013.

•	According to public figures, the Gross National Public Debt amounted to US$196 billion as of June 2013, which represented approximately 43.6% of Argentina’s GDP. The holdouts situation has not been resolved and is subject to continued litigation, which is disturbing the normal access to the international financial markets and impacting sovereign risk. Nonetheless, Argentina holds a solid position in terms of public indebtedness; its level of debt to GDP is relatively low, and a significant amount is held by National Public Sector Agencies like ANSES. As a result, the portion of public debt exposed to “market risk” represents a minor portion of the total debt.

The Argentine economy faced many changes in 2013 and showed an increase in economic activity. Nevertheless certain economic variables deteriorated with an impact on the telecommunication sector.

As the substantial majority of Telecom’s property and operations are located in Argentina, macroeconomic and political conditions will continue to affect them. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general and Telecom’s operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including ours. While Telecom’s business continued growing in 2013, its operating results, financial condition and cash flows remain vulnerable to fluctuations in the Argentine economy. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina.”

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

Recoverability assessment of PP&E and intangible assets with finite useful life

At least at every annual closing date, Telecom assesses whenever events or changes in circumstances indicate that PP&E and amortizable intangible assets may be impaired.

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

For the years presented, Telecom estimated that there are no indicators of impairment of assets that are subject to amortization, except for those mentioned in Note 3.k to the Financial Statements for a total of P$187 million.

However, changes in our current expectations and operating assumptions, including changes in Telecom’s business strategy, technology, competition, changes in market conditions or regulations, and the outcome of the rates negotiations for regulated fixed services with the Argentine government, could significantly impact these judgments and could require future adjustments to the carrying amount of recorded assets.

Although there are no impairment indicators, Telecom Argentina’s Management has analyzed the recoverability of its PP&E and intangible assets assuming different probable scenarios that contemplate the update of the regulated services rates. Considering these assumptions, the management of Telecom Argentina considers that the carrying amount of its fixed assets is recoverable.

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

Personal’s net cash flows projection is denominated in Argentine Pesos, its functional currency. However, due to the fact that there is no prevailing long-term discount rate in pesos available in the market, Personal: (a) has converted such peso-denominated cash flows into U.S. dollars using future estimated exchange rates applicable to each period; and (b) has discounted these U.S. dollar-denominated cash flows at an annual U.S. dollar rate of approximately 13% in order to obtain the recoverable value of intangible assets with indefinite useful life.

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

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long-term receivables and payables. The estimated discount rate used to determine the discounted cash flow of long-term receivables and payables is an annual rate in pesos ranging between 20% and 32% for year 2013. Additionally, the estimated discount rate used to determine the discounted cash flow of long-term receivables and payables is an annual rate in pesos ranging between 19% and 28% for years 2012 and 2011. The estimated discount rate used to determine the discounted cash flow of long-term receivables in U.S. dollars is an annual rate of 8% for years 2013, 2012 and 2011. The difference between the initial fair value and the nominal amount of receivables and payables is recognized as finance income or expense using the effective interest method over the relevant period.

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

(a) Consolidated

As discussed above, Nortel is a holding company whose principal asset is its approximately 55.60% of the common stock of Telecom Argentina. Therefore, the following discussion of Nortel’s consolidated financial condition and results of operations should be read in conjunction with the immediately following discussion set forth herein under Section (b) of this Item 5 and with Nortel’s Consolidated Financial Statements and notes thereto included elsewhere in this Form 20-F and with Telecom’s Consolidated Financial Statements and notes thereto and “Item 5—Operating and Financial Review and Prospects” included in the Telecom Argentina Form 20-F incorporated herein by reference. Such financial statements and notes thereto have been prepared in accordance with IFRS.

Years ended December 31, 2013, 2012 and 2011

For purposes of these sections, the fiscal years ended December 31, 2013, 2012 and 2011 are referred to as “2013,” “2012” and “2011,” respectively.

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

Segment	Company of the Telecom Group / Operating Segment
Fixed Services	Telecom Argentina S.A. Telecom Argentina USA, Inc. Micro Sistemas S.A. (i)
Personal Mobile Services	Telecom Personal S.A. Springville S.A. (i) (ii)
Núcleo Mobile Services	Núcleo S.A.

(i)	Dormant entity as of and for the fiscal years ended December 31, 2013, 2012 and 2011.

(ii)	The sale of all the shares of Springville, representing 100% of the capital and voting rights of that company, was approved by the Personal’s meeting of the Board of Directors on February 10, 2014. The sale was completed on February 19, 2014.

The main products and services in each segment are:

•	Fixed Services: local area, national long-distance and international communications, supplementary services (including call waiting, itemized invoicing, voicemail, etc.), interconnection with other operators, data transmission (including private networks, point-to-point traffic, radio and TV signal transmission), Internet services (Broadband and Arnet Mobile), IT solution outsourcing and sales of equipment.

•	Personal Mobile Services and Núcleo Mobile Services: voice communications, GSM and 3G mobile communications over UMTS / HSPA / HSPA+ networks (including high-speed mobile Internet content and applications download, multimedia messaging, online streaming, corporate e-mail, social network access and contacts save services) and sale of mobile communication devices (handsets, 3G modems and tablets).

The following table shows a breakdown of Telecom’s revenues by business segment for the years ended December 31, 2013, 2012 and 2011:

	2013		2012		2011
Segment	Revenues (1) (P$ million)	% of Consolidated Revenues	Revenues (1) (P$ million)	% of Consolidated Revenues	Revenues (1) (P$ million)	% of Consolidated Revenues
Fixed Services	7,006	25.7	6,023	27.2	5,329	28.8
Personal Mobile Services	19,129	70.1	15,227	68.9	12,455	67.3
Núcleo Mobile Services	1,152	4.2	867	3.9	714	3.9

TOTAL	27,287	100.0	22,117	100.0	18,498	100.0

(1)	Includes service revenues and equipment sales and the effect of elimination of intersegment transactions.

Management’s explanations under “(B) Results of Operations by Segment” below regarding changes in financial condition and results of operations for years 2013, 2012 and 2011 related to segments of the Company have been provided based on financial information under IFRS as disclosed in Note 28 to our Consolidated Financial Statements.

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

Competition. The Argentine telecommunications market has become increasingly competitive. Competition is mainly focused on Internet and mobile services. To remain competitive, we must devote significant resources to capital expenditures and trade expenses (including selling commissions).

Personal and Núcleo subscribers bases are expected to continue expanding in 2014 although at lower rates than those of recent years. Value Added Services, especially mobile Internet, will continue to be one of the main drivers of revenue growth in the mobile services business.

Technology Developments and Capital Expenditures. Improvements in technology influence demand for services and equipment by Telecom’s customers. For example, demand for fixed-line telecommunications services has been affected by continued significant growth in mobile business. Growth in the fixed-services business at present is being driven by the expansion of Broadband for individuals and corporations and Telecom Argentina’s continuous updating of commercial and support systems. The increase in Broadband adoption has also proven to be a critical factor in facilitating the offering of Value Added Services to customers and the bundling of services. In the fixed-services business, Telecom must invest in its fixed-line network and information technology. Specifically, in Internet services, it must constantly upgrade its access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of its services.

In the mobile business, to provide its subscribers with new and better services, Personal has to enhance its mobile networks by extending 3G and HSPA+ technology and bandwidth for mobile data transmission.

In addition, as new technologies develop, equipment may need to be replaced or upgraded and network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

Devaluation of the peso. The peso has been subject to significant devaluations in the past and may be subject to fluctuation in the future. In the three months ended March 31, 2014, there was a significant devaluation which amounted to approximately 23%. The majority of Telecom revenues are received in pesos whereas a portion of the materials and supplies related to the construction and maintenance of our networks and services are incurred in foreign currencies. Consequently, the Pesification of Telecom Argentina’s regulated rates in the fixed services and the high level of competition limit our ability to transfer to our customers the fluctuations in the exchange rates between the peso and the U.S. dollar and other currencies. In addition, any devaluation of the peso against foreign currencies may increase operating costs and capital expenditures, which will adversely affect our results of operations, considering the net effect on revenues and costs.

Increase in inflation. In the past, Argentina has experienced periods of high inflation. In recent years, inflation levels have been increasing and have remained relatively high. The economic recovery, a higher increase in public spending or a fast devaluation of the Argentine peso could lead to higher inflation. Any increase in inflation levels not accompanied by an increase in the rates we charge Telecom customers could adversely affect our results of operations in nominal and real terms.

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

(A) Consolidated Results of Operations

In the year ended December 31, 2013, we reported net income of P$3,209 million, compared to net income of P$2,675 million for the year ended December 31, 2012, and net income of P$2,439 million for the year ended December 31, 2011. Net income attributable to Nortel increased P$307 million in 2013 as compared to 2012, reaching P$1,720 million, while it increased P$140 million in 2012 as compared to 2011, reaching P$1,413 million, from P$1,273 in 2011.

Consolidated revenues in 2013 were P$27,287 million compared to P$22,117 million in 2012 and P$18,498 million in 2011. The increase of P$5,170 million in 2013 (a 23% increase) can be largely attributed to the growth in the Personal Mobile Services segment including handset revenues and in Internet and Data services included in the Fixed Services segment.

In 2013, operating expenses (including depreciation and amortization and gain on disposal of PP&E and impairment of PP&E) totaled P$22,850 million, representing an increase of P$4,606 million, or 25%. The most significant changes in operating expenses included increases in employee benefit expenses and severance payments, taxes and fees with the Regulatory Authority (mainly caused by the increase in revenues and higher average rates of the turnover tax in the City of Buenos Aires, Córdoba, Chaco, Jujuy and Mendoza), cost of equipment and handsets (due to customer upgrade of mobile handsets), in fees for services, maintenance, materials and supplies, the increase in cost of VAS, provisions (due to higher regulatory and municipal claims and higher civil and commercial claims) and an impairment loss of P$187 million recognized in 2013.

In 2012, operating expenses (including depreciation and amortization and gain on disposal of PP&E and impairment of PP&E) totaled P$18,244 million, representing an increase of P$3,549 million, or 24% compared to 2011. The most significant changes in operating expenses included increases in employee benefit expenses and severance payments, taxes and fees with the Regulatory Authority (mainly caused by the increase in revenues), cost of equipment and handsets (due to an expansion of the subscriber base and customer upgrade of mobile handsets), commissions (as a result of the increase in prepaid subscriber base), cost of VAS and fees for services, maintenance, materials and supplies (attributable to increased service costs related to call centers, higher supplies consumption and the effect of inflation on prices).

Our regulated fixed telephony service (8% of the consolidated revenue in 2013 vs. 10% in 2012) is still affected by the Pesification and freezing of regulated rates in early 2002; as a result, the increase in the 2013 structure of operating expenses for the Fixed Services segment (20%) is higher than the increase in revenues including intersegment revenues (17%).

Since fiscal year 2012, the Company’s Management has changed the calculation method of the Operating income before Depreciation and Amortization by not considering within it the “Gain on disposal of PP&E” previously disclosed within the line “Revenues and other income” and from fiscal year 2012 are shown below Operating income before Depreciation and Amortization, as part of Operating income. Accordingly, comparative figures for the year ended December 31, 2011 have been adapted in the consolidated income statements.

(A.1) 2013 Compared to 2012

	Years Ended December 31,		Total Change		Change by segment (1)
					Fixed Services	Personal Mobile Services	Núcleo Mobile Services	Nortel
	2013	2012
	(P$ million)%			(P$ million)
Revenues	27,287	22,117	23	5,170	983	3,902	285	—
Other Income	63	79	(20)	(16)	(42)	20	6	—
Operating expenses (without depreciation and amortization)	(19,804)	(15,640)	27	(4,164)	(1,058)	(2,911)	(191)	(4)
Operating income before depreciation and amortization (2)	7,546	6,556	15	990	(117)	1,011	100	(4)
Depreciation and amortization	(2,873)	(2,612)	10	(261)	(90)	(102)	(69)	—
Gain on disposal of PP&E and impairment of PP&E	(173)	8	n/a	(181)	(113)	(69)	1	—
Operating income	4,500	3,952	14	548	(320)	840	32	(4)
Financial results, net	516	187	176	329	142	162	(10)	35
Income tax expense	(1,807)	(1,464)	23	(343)	(24)	(302)	(3)	(14)
Net income	3,209	2,675	20	534	(202)	700	19	17

Net income attributable to:
Nortel (Controlling Company)	1,720	1,413	22	307
Non-controlling interest	1,489	1,262	18	227

(1)	Includes the effect of eliminations of Intersegment transactions.
(2)	Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Revenues

During 2013, total consolidated revenues increased by 23% to P$27,287 million from P$22,117 million in 2012, mainly driven by our mobile, Broadband and data transmission businesses.

Consolidated revenues for 2013 and 2012 are comprised as follows:

	Years Ended December 31,		Total Change		Change by segment (1)
					Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	2013	2012
	(P$ million)%			(P$ million)
Voice	10,645	9,927	7	718	228	404	86
Data	8,488	6,767	25	1,721	228	1,447	46
Internet	4,879	3,395	44	1,484	528	840	116
Service Revenues	24,012	20,089	20	3,923	984	2,691	248
Equipment (2)	3,275	2,028	61	1,247	(1)	1,211	37
Revenues	27,287	22,117	23	5,170	983	3,902	285

(1)	Net of the Intersegment revenues effect.
(2)	This item is composed of voice, data and Internet equipment in each year.

Voice

Revenues from voice services increased 7% to P$10,645 million in 2013 from P$9,927 million in 2012. Such increase is largely due to a growth in the mobile subscriber base, as well as an increase in monthly charges for Telecom Argentina’s services in the Personal Mobile Services segment. Revenues from voice services represented 39% of our total consolidated revenues for 2013 compared to 45% of our total consolidated revenues for 2012.

Fixed services

Revenues from voice services represented 49% of our total Fixed Services segment revenues attributable to third parties for 2013 compared to 53% for 2012.

Voice services mainly include revenues from monthly basic charges, charges for supplementary services, measured service (national and international calls) and public telephone service. Charges for supplementary services include call waiting, call forwarding, three-way calling, caller ID, direct inwards dialing, toll-free service and voicemail, among others. Measured service charges are based on the number and duration of calls. Measured service revenues depend on the number of lines in service, the volume of usage, the number of new lines installed and applicable rates. They also include interconnection services (which primarily include access, termination and long-distance transport of calls), international long-distance service (which reflect payments made under bilateral agreements between Telecom Argentina and foreign telecommunications carriers covering inbound international long-distance calls) and revenues related to billing and collection services charged to other operators.

Revenues from voice-retail increased 7% to P$ 2,656 million and are still affected by the Pesification and freezing of regulated rates in early 2002. Revenues from regulated rate services represented 33% of our total segment revenues in 2013 compared with a 36% in 2012. See “—(B) Results of Operations by Segment—(B.1) Fixed Services Segment—Revenues —Voice-Retail” for a description of the services included as voice-retail.

Monthly basic charges and supplementary services increased P$89 million or 9% to P$1,121 million in 2013 from P$1,032 million in 2012. Such growth was due to the increase of prices of non-regulated services and the increase in the subscriber base during the year.

Measured service charges increased 7% to P$1,395 million in 2013 from P$1,306 million in 2012. Such increase was due to the effect of the flat rate packs. This increase is mainly explained by the increase in revenues from local and domestic long distance plans.

Voice-wholesale revenues (including fixed and mobile interconnection revenues, together with the revenues generated by the subsidiary Telecom Argentina USA amounting to P$70 million) amounted to P$786 million (+6% vs. 2012).

Interconnection services increased 6% to P$547 million in 2013 from P$516 million in 2012. Other wholesale revenues reached P$239 million in 2013 and P$223 million in 2012.

Personal Mobile services

Revenues from voice services represented 35% of our total Personal Mobile Services segment revenues attributable to third parties for 2013 compared to 41% for 2012.

Voice services mainly include revenues from monthly basic charges, airtime usage charges and roaming charges to our customers for their use of our and other carriers’ networks, CPP, TLRD and roaming charges to other mobile service providers whose customers use our network.

Voice-retail revenues reached P$4,773 million in 2013 (+7% vs. 2012). The increase was mainly due to increase in monthly charges prices and an increase in the subscriber base, especially in prepaid and “Cuentas Claras” subscribers.

Voice-wholesale revenues reached P$1,930 million in 2013 (+5% vs. 2012). The increase was mainly due to higher traffic with mobile operators (TLRD) and an increase in roaming revenues and to the increase of mobile leases, mainly due to new agreements and to the renegotiation of the existing ones.

In Núcleo Mobile Services segment, voice revenues increased 21% to P$500 million in 2013 compared to P$414 million in 2012 mainly due to an increase in the subscriber base (+5.2%) and to the appreciation of the Guaraní with respect to the Argentine peso (+33% inter-annual).

Data and Internet

Revenues from data and Internet services increased 32% to P$13,367 million in 2013 from P$10,162 million in 2012. Revenues from data and Internet represented 49% of our total consolidated revenues for 2013 compared to 46% of our total consolidated revenues for 2012.

In the Mobile Services segments, data and Internet services mainly include SMS, contents via SMS, MMS, Browsing and Internet. Revenues from data and Internet in the Personal Mobile segment increased 33% to P$9,300 million in 2013 from P$7,013 million in 2012.

As a consequence of the increase in the usage of VAS (Internet and data), the ARPU increased to P$66.8 per month in 2013 (vs. P$57.7 per month in 2012).

Data

Revenues from data services in the Fixed segment increased 31% to P$963 million in 2013 from P$735 million in 2012, where the focus was to strengthen Telecom Argentina’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was mainly due to an increase in Integra and VPN IP services, to the increase in the IP traffic in the wholesale segment, and to the increase in the monthly charges and transmission Datacenter services (especially in hosting and housing monthly charges, and Value Added Services transmission). The majority of our revenues from data transmission services is denominated in U.S. dollars and, consequently, in 2013 and 2012, was affected by the fluctuations in the exchange rate between the peso and the U.S. dollar resulting in an increase in data transmission revenues.

Mobile data revenues reached P$7,212 (+25% vs. 2012). This increase is mainly due to constant SMS sales increase as a result of several campaigns launched by Personal and especially due to the increase in revenues from the sale of contents via SMS, both in prepaid or postpaid customers.

Internet

Internet revenues in the Fixed segment increased 26% to P$2,521 million in 2013 from P$1,993 million in 2012. The increase was mainly due to the substantial expansion of the Broadband service (+5% of customers vs. 2012), an increase in average prices resulting in an improvement in the Average Monthly Revenue per User (“ARPU”) amounted to P$124.7 per month in 2013 vs. P$102.3 per month in 2012. As of December 31, 2013 the number of Internet accesses reached approximately 1.7 million equivalent to 41% of fixed lines in service of Telecom Argentina (vs. 39% in 2012), compared to 1.6 million as of December 31, 2012, an increase of 5%.

Mobile Internet revenues in the Personal Mobile segment increased 67% to P$2,088 million in 2013 from P$1,248 million in 2012. Such increases were mainly due to new subscribers, and the migration of existing ones to higher-value plans, partially offset by the revenues decrease generated by the decrease of Mobile Internet subscribers.

Equipment

Revenues from equipment increased by 61% to P$3,275 million in 2013 from P$2,028 million in 2012. This increase was due to a mix between the increase in the average price of the handsets of 72% and the decrease of 5% in the handsets sold by Personal. This situation was mainly generated by a subsidy reduction policy, the increase in average prices related to higher-value handsets demand, the business strategy to attract high-value subscribers, a decrease in discounts as a result of the finalization of commercial promotions and lower retail revenues.

Other Income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2013, other income decreased 20% to P$63 million from P$79 million in 2012, mainly due to a decrease in indemnities collected from suppliers.

Operating expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization and gain on disposal and impairment of PP&E) increased by P$4,164 million totaling P$19,804 million in 2013, representing a 27% increase as compared to 2012. The increase was mainly due to increases in employee benefit expenses and severance payments, cost of VAS, fees for services, maintenance, materials and supplies, taxes and fees with the Regulatory Authority, commissions, and cost of equipment and handsets.

					Change by segment (1)
	Years Ended December 31,		Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services	Nortel
	2013	2012
	(P$ million)%			(P$ million)
Employee benefit expenses and severance payments	4,155	3,276	27	879	611	252	20	(4)
Interconnection costs and other telecommunications charges	1,829	1,707	7	122	21	60	41	—
Fees for services, maintenance, materials and supplies	2,652	2,114	25	538	176	334	22	6
Taxes and fees with the Regulatory Authority	2,692	2,019	33	673	129	534	8	2
Commissions	2,203	1,949	13	254	8	226	20	—
Cost of equipment and handsets	3,111	2,043	52	1,068	30	992	46	—
Cost of VAS	708	326	117	382	2	371	9	—
Advertising	656	660	(1)	(4)	(12)	6	2	—
Provisions	270	153	76	117	80	36	1	—
Bad-debt expense	283	275	3	8	2	3	3	—
Restructuring Costs (recovery)	(8)	90	n/a	98	(91)	(7)	—	—
Other operating expenses	1,253	1,028	22	225	102	104	19	—
Total operating expenses (without depreciation and amortization)	19,804	15,640	27	4,164	1,058	2,911	191	4

(1)	Net of the Intersegment transactions effect.

Employee benefit expenses and severance payments

During 2013, employee benefit expenses and severance payments were P$4,155 million, representing a 27% increase from 2012. This was primarily due to salary increases that Telecom implemented across all segments.

With a total headcount of 16,586 at the end of 2013 (-1% vs. 2012), lines in service per employee reached 375 in the Fixed Services segment (slightly higher than 2012), 3,897 in the Personal mobile services segment (+8% vs. 2012) and 5,696 in the Núcleo mobile services segment (+9% vs. 2012).

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by our customers. Additionally, the cost of roaming and TLRD is included in the Mobile Services segments. In 2013, interconnection costs and other telecommunications charges amounted to P$1,829 million compared with P$1,707 million in 2012. The increase was mainly due to higher traffic volume in the domestic market.

Fees for services, maintenance, materials and supplies

Expenses related to fees for services, maintenance, materials and supplies increased 25% to P$2,652 million in 2013 from P$2,114 million in 2012. This increase was mainly due to higher maintenance costs of radio bases, systems and buildings in the mobile services segments, as a result of an increase in technical assistance cost of radio bases, higher maintenance costs of licenses and higher costs of building maintenance, and to higher fees for services related to call centers (a P$98 million increase from 2012 to 2013).

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, IDC, municipal and other taxes) increased 33% to P$2,692 million in 2013 from P$2,019 million in 2012, mainly due to charges of turnover tax (P$412 million increase from 2012 to 2013 due to an increase in revenues during 2013 and higher average rates of the turnover tax in the City of Buenos Aires, Córdoba, Chaco, Jujuy and Mendoza) and from taxes with the Regulatory Authority (an increase of P$120 million from 2012) as a result of the increase in revenues during 2013.

Commissions

Commissions increased by P$254 million, or 13%, to P$2,203 million in 2013 from P$1,949 million in 2012. The increase was mainly due to higher commissions related to commercial agents associated with increased revenues because of major acquisition and retention costs, higher card sales, and prepaid recharges and collections.

Commissions are net of agent commissions capitalized as SAC, which totaled P$551 million (+P$237 million or 75% vs. 2012), and are directly related to the increase in the postpaid subscribers’ base in the Personal Mobile Services segment and the increase in the commissions prices.

Cost of equipment and handsets

During 2013, the cost of equipment and handsets increased to P$3,111 million from P$2,043 million in 2012, representing a 52% increase. This increase was mainly due to the increase in costs of mobile handsets in both Mobile Services segments of P$1,038 million, as a consequence of higher average unit cost of sales (+72% vs. 2012) offset by a decrease in the number of handsets sold (-5% vs. 2012).

Cost of equipment and handsets are net of costs capitalized as SAC (P$255 million in 2013, P$208 million or 45% lower than 2012).

Cost of VAS

Cost of VAS amounted to P$708 million (+P$382 million vs. 2012), mainly due to the increase of VAS sales in the Personal Mobile Services segment (mainly the SMS service) as a consequence of several campaigns launched by Personal and especially due to the increase in revenues from the sale of contents via SMS.

Advertising

Costs related to advertising decreased by P$4 million, or 1%, to P$656 million in 2013, due to a reduction in advertising Personal and Arnet’s campaigns.

Provisions

During 2013, we recorded P$270 million in provisions compared to P$153 million recorded in 2012, representing a 76% increase. The increase in 2013 was mainly due to an increase in regulatory tax proceedings amounting to P$84 million and an increase in civil and commercial proceedings amounting to P$62 million, partially offset by a decrease in labor claims amounting to P$29 million.

Bad Debt Expense

In 2013, bad debt expense amounted to P$283 million, an increase of 3% as compared to 2012, representing 1% and 1.2% of consolidated revenues in 2013 and 2012, respectively. The increase was mainly due to higher aging of the accounts receivables, mainly in voice-retail customers in the Núcleo Mobile Services segment.

Restructuring Costs/Recovery

In the last quarter of 2012 the Telecom Group’s Management decided to implement a restructuring plan aimed at improving the efficiency of the Telecom Group’s organizational structure. This plan contemplates the removal and / or merger of management structures in various areas of Telecom Argentina and Personal. The plan involves the dismissal of about 90 employees with a total estimated cost of P$90 million. The recovery of these costs in 2013 amounts to P$8 million as a consequence of the end of the restructuring Plan in June, 2013.

Other Operating Expenses

Other operating expenses, which include transportation costs, energy and rentals, among others, increased 22% to P$1,253 million in 2013 from P$1,028 million in 2012 primarily as a result of an increase in prices on related services and an increase in rent prices because of new and renegotiated rental contracts.

For a further breakdown of our consolidated operating expenses, see “—Results of Operations by Segment” below.

Operating income before depreciation and amortization

Our consolidated operating income before depreciation and amortization was P$7,546 million in 2013, representing an increase of P$990 million or 15% from P$6,556 million in 2012. It represented 28% and 30% of total consolidated revenues, respectively. This growth was mainly fueled by the Personal Mobile Services segment.

Depreciation and Amortization

Depreciation of PP&E and amortization of intangible assets increased by P$261 million, or 10%, to P$2,873 million during 2013. The increase in PP&E depreciation reached P$191 million, in amortization of SAC and Service connection or habilitation costs totaled P$70 million and in amortization of other intangible assets remains the same as in 2012.

Gain on disposal of PP&E and impairment of PP&E

The gain on disposal of PP&E amounted to P$14 million, an increase of P$6 million vs. 2012 and mainly corresponds to the Fixed Services segment. Impairment of PP&E amounted to P$187 million in 2013 and is mainly related to the discontinuation of commercial systems of Personal, amounting to P$65 million and to the impairment of certain PP&E items related to some projects undertaken by Telecom Argentina with the public sector and the private sector that present uncertainty regarding their development and future associated cash flows, amounting to P$122 million.

Operating income

During 2013, consolidated operating income was P$4,500 million, representing an increase of P$548 million or 14% from 2012. Operating income represented 16% of consolidated revenues in 2013 versus 18% in 2012. The decrease in the margin was mainly due to the increase of operating expenses (including depreciation and amortization and gain on disposal of PP&E and impairment of PP&E) of 24% partially offset by the increase in revenues of 23%.

	Years Ended December 31,		% of Change
	2013	2012	2013-2012
	(P$ million / %)		Increase/(Decrease)
Operating income before depreciation and amortization (1)	7,546	6,556	15
As % of revenues	28	30
Depreciation and amortization	(2,873)	(2,612)	10
As % of revenues	(11)	(12)
Gain on disposal of PP&E and impairment of PP&E	(173)	8	n/a
Operating income	4,500	3,952	14
As % of revenues	16	18

(1)	Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Financial results, net

During 2013, Nortel recorded a net financial gain of P$516 million compared to a net financial gain of P$187 million in 2012. This was mainly due to higher gains from financial interest on time deposits and other investments (+P$350 million vs. 2012), higher gains on mutual funds (+P$69 million vs. 2012), higher gains on Financial derivatives (+P$55 million vs. 2012), and higher interests on receivables (+P$35 million vs. 2012), partially offset by a higher foreign currency exchange loss of P$232 million.

Income tax expense

The Company’s income tax charge includes three effects: (i) the current tax payable for the year pursuant to tax legislation applicable to each company in the Telecom Group; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria; and (iii) the analysis of recoverability of deferred tax assets.

(i) Regarding current tax expenses, Nortel, Telecom Argentina, Telecom Argentina USA, Personal and Núcleo generated tax profit in fiscal year 2013, resulting in an income tax payable of P$1,970 million (including fiscal year 2012 return adjustment of P$3 million) versus P$1,522 million in 2012. Fixed segment income tax expense assessed in 2013 amounted to P$344 million as compared to P$312 million in 2012; Personal’s, in 2013, amounted to P$1,585 million compared to P$1,187 million in 2012; Núcleo’s, in 2013, amounted to P$24 million compared to P$23 million in 2012 and Nortel´s in 2013 P$17 million and P$nil in 2012.

(ii) Regarding the deferred tax, in 2013 and 2012, the Company recorded a deferred tax benefit of P$2 million and a deferred tax benefit of P$3 million, respectively, Telecom Argentina and Telecom Argentina USA recorded a deferred tax benefit of P$47 million and P$39 million, respectively; Personal recorded a deferred tax benefit of P$120 million and a deferred tax benefit of P$20 million in 2013 and 2012, respectively; and Núcleo generated a P$1 million gain in 2013 and a P$3 million gain in 2012, totaling P$170 million of deferred tax benefit in 2013 and P$65 million of deferred tax benefit in 2012. The gain in 2013 was mainly generated by the tax effects of temporary differences related to PP&E and intangible assets, inventories and provisions.

(iii) Regarding the analysis of recoverability of deferred tax assets, Personal recorded a valuation allowance for deferred tax assets of P$4 million and P$3 million in 2013 and 2012, respectively, while no charges were recorded for Telecom Argentina, Telecom Argentina USA and Núcleo in those years. Nortel recorded a valuation allowance for deferred tax assets of P$nil and P$4 million in 2013 and 2012 respectively.

Net income

For 2013, we recorded net income of P$3,209 million (12% of total consolidated revenues), of which P$1,720 million is attributable to Nortel. The Fixed Services segment accounted for a gain of P$538 million, the Personal Mobile Services segment accounted for a P$2,556 million gain and the Núcleo Mobile Services segment accounted for a gain of P$160 million, representing 7%, 13% and 14% of the total segment revenues, respectively.

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

(A.2) 2012 Compared to 2011

	Years Ended December 31,		Total Change		Change by segment (1)
					Fixed Services	Personal Mobile Services	Núcleo Mobile Services	Nortel
	2012	2011
	(P$ million)%			(P$ million)
Revenues	22,117	18,498	20	3,619	694	2,772	153	—
Other Income	79	30	163	49	55	(6)	—	—
Operating expenses (without depreciation and amortization)	(15,640)	(12,559)	25	(3,081)	(860)	(2,146)	(85)	10
Operating income before depreciation and amortization (2)	6,556	5,969	10	587	(111)	620	68	10
Depreciation and amortization	(2,612)	(2,158)	21	(454)	(111)	(336)	(7)	—
Gain on disposal of PP&E	8	22	(64)	(14)	(13)	(1)	—	—
Operating income	3,952	3,833	3	119	(235)	283	61	10
Financial results, net	187	—	n/a.	187	83	64	2	38

	Years Ended December 31,		Total Change		Change by segment (1)
					Fixed Services	Personal Mobile Services	Núcleo Mobile Services	Nortel
	2012	2011
	(P$ million)%			(P$ million)
Income tax expense	(1,464)	(1,394)	5	(70)	5	(67)	(6)	(2)
Net income	2,675	2,439	10	236	(147)	280	57	46

Net income attributable to:
Nortel (Controlling Company)	1,413	1,273	11	140
Non-controlling interest	1,262	1,166	8	96

(1)	Includes the effect of eliminations of Intersegment transactions.
(2)	Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure. Revenues

Revenues

During 2012, total consolidated revenues increased by 20% to P$22,117 million from P$18,498 million in 2011, mainly driven by our mobile, Broadband and data transmission businesses.

Consolidated revenues for 2012 and 2011 are comprised as follows:

	Years Ended December 31,		Total Change		Change by segment (1)
					Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	2012	2011
	(P$ million)%			(P$ million)
Voice	9,927	9,184	8	743	110	572	61
Data	6,767	5,316	27	1,451	152	1,283	16
Internet	3,395	2,411	41	984	440	474	70
Service Revenues	20,089	16,911	19	3,178	702	2,329	147
Equipment (2)	2,028	1,587	28	441	(8)	443	6
Revenues	22,117	18,498	20	3,619	694	2,772	153

(1)	Net of the Intersegment revenues effect.
(2)	This item is composed of voice, data and Internet equipment in each year.

Voice

Revenues from voice services increased 8% to P$9,927 million in 2012 from P$9,184 million in 2011. Such increase is largely due to a growth in the mobile subscriber base, as well as an increase in the prices of Telecom Argentina’s services in the Personal Mobile Services segment. Revenues from voice services represented 45% of our total consolidated revenues for 2012 compared to 50% of our total consolidated revenues for 2011.

Fixed services

Revenues from voice services represented 53% of our total Fixed Services segment revenues attributable to third parties for 2012 compared to 58% for 2011.

Voice services mainly include revenues from monthly basic charges, charges for supplementary services, measured service (national and international calls) and public telephone service. Charges for supplementary services include call waiting, call forwarding, three-way calling, caller ID, direct inwards dialing, toll-free service and voicemail, among others. Measured service charges are based on the number and duration of calls. Measured service revenues depend on the number of lines in service, the volume of usage, the number of new lines installed and applicable rates. They also include interconnection services (which primarily include access, termination and long-distance transport of calls), international long-distance service (which reflect payments made under bilateral agreements between Telecom Argentina and foreign telecommunications carriers covering inbound international long-distance calls) and revenues related to billing and collection services charged to other operators.

Revenues from voice-retail increased 5% to P$2,475 million and were still affected by the Pesification and freezing of regulated rates in early 2002. Revenues from regulated rate services represented 36% of our total segment revenues in 2012 compared with a 41% in 2011. See “—(B) Results of Operations by Segment—(B.1) Fixed Services Segment—Revenues—Voice-Retail” for a description of the services included as voice-retail.

Monthly basic charges and supplementary services increased P$75 million or 8% to P$1,032 million in 2012 from P$957 million in 2011. Such growth was due to the increase of non-regulated services during the period.

Measured service charges increased 5% to P$1,306 million in 2012 from P$1,242 million in 2011. Such increase was due to the effect of the flat rate packs. In relative terms, revenues from local measured service increased 6% vs. 2011 and domestic long distance increased 5% vs. 2011.

Voice-wholesale revenues (including fixed and mobile interconnection revenues, together with the revenues generated by the subsidiary Telecom Argentina USA amounting to P$43 million) amounted to P$739 million (-1% vs. 2011).

Interconnection services decreased 2% to P$516 million in 2012 from P$525 million in 2011. Other wholesale revenues reached P$223 million in 2012 and P$222 million in 2011.

Personal Mobile services

Revenues from voice services represented 41% of our total Personal Mobile Services segment revenues attributable to third parties for 2012 compared to 46% for 2011.

Voice services mainly include revenues from monthly basic charges, airtime usage charges and roaming charges to our customers for their use of our and other carriers’ networks, CPP, TLRD and roaming charges to other mobile service providers whose customers use Telecom Argentina’s network.

Voice-retail revenues reached P$4,461 million in 2012 (+11% vs. 2011). The increase was mainly due to increase in prices and an increase in the subscriber base.

Voice-wholesale revenues reached P$1,838 million in 2012 (+6% vs. 2011). The increase was mainly due to higher traffic with mobile operators (TLRD) and an increase in roaming revenues, also due to higher traffic.

In Núcleo Mobile Services segment, voice revenues increased 17% to P$414 million in 2012 compared to P$353 million in 2011 mainly due to an increase in the subscriber base.

Data and Internet

Revenues from data and Internet services increased 32% to P$10,162 million in 2012 from P$7,727 million in 2011. Revenues from data and Internet represented 46% of Telecom total consolidated revenues for 2012 compared to 42% of Telecom total consolidated revenues for 2011.

In the Mobile Services segments, data and Internet services mainly include SMS, contents via SMS, MMS, Browsing and Internet. Revenues from data and Internet in the Personal Mobile segment increased 33% to P$7,013 million in 2012 from P$5,256 million in 2011.

As a consequence of the voice traffic increase, the usage of VAS (Internet and data) and the prices increase implemented in 2012, the ARPU increased to P$57.7 per month in 2012 (vs. P$51.4 per month in 2011).

Data

Revenues from data services in the Fixed segment increased 26% to P$735 million in 2012 from P$583 million in 2011, where the focus was to strengthen Telecom Argentina’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was mainly due to an increase in virtual private network services (private data network services replacing the point-to-point service), leases of circuits, dedicated lines and the growth in data center services. The majority of our revenues from data transmission services is denominated in U.S. dollars and, consequently, in 2012 and 2011, was affected by the fluctuations in the exchange rate between the peso and the U.S. dollar resulting in an increase in data transmission revenues.

Mobile data revenues reached P$5,765 million (+29% vs. 2011). This increase is mainly due to the SMS traffic performance, related to the increase in the subscriber base and higher prices of this service, both in prepaid or postpaid customers.

Internet

Internet revenues in the Fixed segment increased 28% to P$1,993 million in 2012 from P$1,553 million in 2011. The increase was mainly due to the substantial expansion of the Broadband service (+5% of customers vs. 2011), an increase in average prices resulting in an improvement in the ARPU amounted to P$102.3 per month in 2012 vs. P$87 per month in 2011. As of December 31, 2012, the number of Internet accesses reached approximately 1.6 million equivalent to 39% of fixed lines in service of Telecom Argentina (vs. 37% in 2011), compared to 1.5 million as of December 31, 2011, an increase of 5%.

Mobile Internet revenues in the Personal Mobile segment increased 61% to P$1,248 million in 2012 from P$774 million in 2011. Such increases were mainly due to an increase in the subscriber base.

Equipment

Revenues from equipment increased by 28% to P$2,028 million in 2012 from P$1,587 million in 2011. This increase is mainly related to the Personal Mobile services segment in the retail business with an increase of P$443 million vs. 2011 and was due to a mix between the increase in the average price of the handsets of 34% and the decrease of 5% in the handsets sold.

Other Income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2012, other income increased 163% to P$79 million from P$30 million, mainly due to an increase in penalties and indemnities collected from suppliers.

Operating expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization) increased by P$3,081 million totaling P$15,640 million in 2012, representing a 25% increase as compared to 2011. The increase was mainly due to increases in employee benefit expenses and severance payments, fees for services, maintenance, materials and supplies, taxes and fees with the Regulatory Authority, commissions, energy fees, restructuring costs and cost of equipment and handsets.

					Change by segment (1)
	Years Ended December 31,		Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services	Nortel
	2012	2011
	(P$ million)%			(P$ million)
Employee benefit expenses and severance payments	3,276	2,615	25	661	431	220	9	1
Interconnection costs and other telecommunications charges	1,707	1,497	14	210	(5)	199	16	—
Fees for services, maintenance, materials and supplies	2,114	1,723	23	391	135	245	10	1
Taxes and fees with the Regulatory Authority	2,019	1,607	26	412	82	337	4	(11)
Commissions	1,949	1,515	29	434	30	396	8	—
Cost of equipment and handsets	2,043	1,640	25	403	(15)	396	22	—
Cost of VAS	326	182	79	144	4	135	5
Advertising	660	599	10	61	17	36	8	—
Provisions	153	225	(32)	(72)	(75)	4	(1)	—
Bad-debt expense	275	169	63	106	28	77	1	—
Restructuring costs	90	—	n/a	90	83	7	—	—
Other operating expenses	1,028	787	31	241	145	94	3	(1)
Total operating expenses (without depreciation and amortization)	15,640	12,559	25	3,081	860	2,146	85	(10)

(1)	Net of the Intersegment transactions effect.

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

Commissions

Commissions increased by P$434 million, or 29%, to P$1,949 million in 2012 from P$1,515 million in 2011. The increase was mainly due to higher commissions related to commercial agents associated with increased revenues because of major acquisition and retention costs, higher card sales, and prepaid recharges and collections.

Commissions are net of agent commissions capitalized as SAC, which totaled P$314 million (+P$66 million or 27% vs. 2011), and are directly related to the increase in the postpaid subscribers’ base in the Personal Mobile Services segment.

Cost of equipment and handsets

During 2012, the cost of equipment and handsets increased to P$2,043 million from P$1,640 million in 2011, representing a 25% increase. The increase in costs of mobile handsets in both Mobile Services segments was P$418 million and was mainly due to higher average unit cost of sales (+26% vs. 2011) offset by a decrease in the number of handsets sold (-5% vs. 2011).

Cost of equipment and handsets are net of costs capitalized as SAC (P$463 million in 2012, P$7 million or 1% lower than 2011).

Cost of VAS

Cost of VAS amounted to P$326 million (+P$144 million vs. 2012), mainly due to the increase of VAS sales in the Personal Mobile Services segment (mainly the SMS service).

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

Bad Debt Expense

In 2012, bad debt expense amounted to P$275 million, an increase of 63% as compared to 2011, representing 1% of consolidated revenues in 2012 and less than 1% in 2011. The increase was mainly due to higher revenues in 2012 (+ 20%) as compared to 2011 and higher aging of the accounts receivables, mainly in voice-retail customers in the Personal Mobile Services segment.

Restructuring Costs

In the last quarter of 2012, Telecom’s Management decided to implement a restructuring plan aimed at improving the efficiency of the Telecom Group’s organizational structure. This plan contemplates the removal and / or merger of management structures in various areas of Telecom Argentina and Personal. The plan involves the dismissal of about 90 employees with a total estimated cost of P$90 million. As of December 31, 2012, 45 dismissals have been made effective, 40 employees of Telecom Argentina and 5 employees of Personal, for a total amount of P$36 million. The remaining P$54 million has been accrued.

Other Operating Expenses

Other operating expenses, which include transportation costs, energy and rentals, among others, increased 31% to P$1,028 million in 2012 from P$787 million in 2011 primarily as a result of the subsidies elimination on certain public services. Other operating expenses also were higher due to higher costs of site leases and international and satellite connectivity.

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

	Years Ended December 31,		% of Change
	2012	2011	2012-2011
	(P$ million / %)		Increase/(Decrease)
Operating income before depreciation and amortization (1)	6,556	5,969	10
As % of revenues	30	32
Depreciation and amortization	(2,612)	(2,158)	21
As % of revenues	(12)	(12)
Gain on disposal of PP&E	8	22	(64)
Operating income	3,952	3,833	3
As % of revenues	18	21

(1)	Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

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

Income tax expense

The Company’s income tax charge includes three effects: (i) the current tax payable for the year pursuant to tax legislation applicable to each company in the Telecom Group; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria; and (iii) the analysis of recoverability of deferred tax assets.

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

(ii) Regarding the deferred tax, in 2012 and 2011, the Company recorded a deferred tax benefit of P$3 million and a deferred tax loss of P$4 million, respectively, Telecom Argentina and Telecom Argentina USA recorded a deferred tax benefit of P$39 million and P$101 million, respectively; Personal recorded a deferred tax benefit of P$20 million and a deferred tax loss of P$59 million in 2012 and 2011, respectively; and Núcleo generated a P$3 million gain in 2012 and a P$2 million gain in 2011, totaling P$65 million of deferred tax benefit in 2012 and P$40 million of deferred tax benefit in 2011. The gain in 2012 was mainly generated by the tax effects of temporary differences related to the allowance for doubtful accounts and provisions. The gain in 2011 was mainly generated by the tax effects of temporary differences related to provisions, partially offset by the tax effects of temporary differences related to PP&E and intangible assets.

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

(B) Results of Operations by Segment

(B.1) Fixed Services Segment

Results of operations for our Fixed Services segment for 2013, 2012 and 2011 are comprised as follows:

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million)			Increase/(Decrease)
Revenues (1)	8,254	7,061	6,208	17	14
Other Income(2)	43	84	26	(49)	223
Operating expenses (without depreciation and amortization)	(6,550)	(5,500)	(4,614)	19	19
Operating income before depreciation and amortization (3)	1,747	1,645	1,620	6	2
Depreciation and amortization	(1,019)	(929)	(818)	10	14
Gain on disposal of PP&E and impairment of PP&E	(106)	7	20	n/a	(65)
Operating income	622	723	822	(14)	(12)
Financial results, net	213	52	(27)	310	n/a
Income tax expense	(297)	(273)	(278)	9	(2)
Net income	538	502	517	7	(3)

(1)	Includes intersegment revenues of P$1,248 million, P$1,038 million and P$879 million in 2013, 2012 and 2011, respectively.
(2)	Includes intersegment other income of P$10 million, P$9 million and P$6 million in 2013, 2012 and 2011, respectively.
(3)	Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Revenues

During 2013, revenues from our Fixed Services segment increased by 17% to P$8,254 million from P$7,061 million in 2012. During 2012, revenues from our Fixed Services segment increased by 14% to P$7,061 million from P$6,208 million in 2011. The increase in each year was mainly due to data transmission and Broadband with a 5% growth in Internet accesses in both 2013 and 2012.

Revenues from our Fixed Services segment for 2013, 2012 and 2011 are comprised as follows:

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million)			Increase/(Decrease)
Voice-retail	2,656	2,475	2,357	7	5
Voice-wholesale	786	739	747	6	(1)
Data	963	735	583	31	26
Internet	2,521	1,993	1,553	26	28
Service Revenues	6,926	5,942	5,240	17	13
Equipment (1)	80	81	89	(1)	(9)
Subtotal third party revenues	7,006	6,023	5,329	16	13
Intersegment	1,248	1,038	879	20	18
Total Fixed Services revenues	8,254	7,061	6,208	17	14

(1)	This item is composed of voice, data and Internet equipment in each year.

Voice-retail

Revenues from voice-retail represented 32% of our total segment revenues for 2013 compared to 35% of our total segment revenues for 2012 and 38% of our total segment revenues for 2011. Revenues from voice-retail increased 7% to P$2,656 million in 2013 from P$2,475 million in 2012 and increased 5% in 2012 from P$2,357 million in 2011.

Voice-retail mainly includes revenues from monthly basic charges (which differ for residential, professional and commercial customers), charges for supplementary services, measured service (national and international calls) and public telephone service. Charges for supplementary services include call-waiting, call-forwarding, three-way calling, caller ID, direct inwards dialing, toll-free service and voicemail, among others. Measured service charges are based on the number and duration of calls. Measured service revenues depend on the number of lines in service, the volume of usage, the number of new lines installed and applicable rates. Most of Telecom Argentina’s customers are billed monthly.

Monthly basic charges increased 9% to P$1,121 million in 2012 from P$1,032 million in 2012 and increased 8% from P$957 million in 2011. Such growth was due to the level of service packages sold as well as increased prices for non-regulated services during the period.

Measured service charges increased 7% to P$1,395 million in 2013 from P$1,306 million in 2012 and increased 5% from P$1,242 million in 2011. Such increases were due to the increase in the commercialization of domestic plans and domestic long distance services.

Voice-wholesale

Revenues from voice-wholesale represented 10% of our total segment revenues for 2013 and 2012 compared to 12% in 2011. Revenues from voice-wholesale increased 6% to P$786 million in 2013 from P$739 million in 2012 and decreased 1% from P$747 million in 2011.

Voice-wholesale mainly includes interconnection services (which primarily include access, termination and long-distance transport of calls), international long-distance services (which reflect payments made under bilateral agreements between Telecom Argentina and foreign telecommunications carriers covering inbound international long-distance calls) and revenues related to billing and collection services charged to other operators.

Interconnection services increased 6% to P$547 million in 2013 from P$516 million in 2012 and decreased 2% from P$525 million in 2011.

Data and Internet

Revenues from data and Internet represented 42% of our total segment revenues in 2013 compared to 39% and 34% in 2012 and 2011, respectively. Revenues from data and Internet services increased 28% to P$3,484 million in 2013 from P$2,728 million in 2012 and increased 28% from P$2,136 million in 2011.

Internet

Revenues from Internet increased 26% to P$2,521 million in 2013 from P$1,993 million in 2012 and increased 28% from P$1,553 million in 2011. The increases were mainly due to the growth in the number of Internet accesses and to the increase in the average price of fixed charge services as a result of the completion of promotions granted to customers in the first months of subscription. As of December 31, 2013, the number of Internet accesses increased approximately 5% to 1.71 million from 1.63 million as of December 31, 2012 and increased 5% from 1.55 million as of December 31, 2011.

Data

Revenues from data services increased 31% to P$963 million in 2013 from P$735 million in 2012 and increased 26% from P$583 million in 2011. The increases were mainly due to the growth of Integra and VPN IP services (private data networks services that replace the point to point services); and due to the increase in monthly charges and Datacenter services (especially in hosting and housing monthly charges, and Value Added Services).

Equipment

Revenues from equipment amount to P$80 million in 2013 compared to P$81 million in 2012 and decreased 9% from P$89 million in 2011. The decrease in 2012 was principally due to the decrease of sales of equipment related to construction contracts.

Intersegment

Intersegment revenues mainly includes interconnection services, which primarily include access, termination and transport of calls, leases of circuits, revenues related to billing and collection services charged.

During 2013, our intersegment revenues increased 20% to P$1,248 million from P$1,038 million in 2012 and increased 18% from P$879 million in 2011. These increases were mainly due to higher revenues on leases of circuits to Personal as part of the growth of its network traffic. The intersegment revenues are eliminated at the consolidated level.

Other Income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2013, other income decreased 49% to P$43 million from P$84 million in 2012. The decrease in 2013 was mainly due to a decrease in indemnities and penalties collected from suppliers. In 2012, other income increased 223% from P$26 million in 2011 mainly due to an increase in indemnities collected from suppliers.

Operating Expenses (without depreciation and amortization)

During 2013, total operating expenses (without depreciation and amortization) for the Fixed Services segment increased 19% to P$6,550 from P$5,500 million in 2012 and increased 19% from P$4,614 million in 2011. The increases were mainly due to increases in employee benefit expenses and severance payments, fees for services, maintenance, materials and supplies, provisions and taxes and fees with the Regulatory Authority.

Detailed below are the major components of our operating expenses for the years ended December 31, 2013, 2012 and 2011 related to our Fixed Services segment:

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	2,991	2,380	1,949	26	22
Interconnection costs and other telecommunications charges	525	507	491	4	3
Fees for services, maintenance, materials and supplies	1,126	950	815	19	17
Taxes and fees with the Regulatory Authority	578	449	367	29	22
Commissions	177	169	139	5	22
Cost of equipment	74	44	59	68	(25)
Cost of VAS	11	9	5	22	80
Advertising	159	171	154	(7)	11
Provisions	169	89	164	90	(46)
Bad debt expenses	58	56	28	4	100
Restructuring Costs (recovery)	(8)	83	—	n/a	n/a
Other operating expenses	690	593	443	16	34
Total Fixed Services (1)	6,550	5,500	4,614	19	19

Includes intersegment cost of P$104 million, P$112 million and P$86 million in 2013, 2012 and 2011, respectively.

(1)	These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2013, employee benefit expenses and charges for severance payments were approximately P$2,991 million, representing a 26% increase from P$2,380 million in 2012. In 2012, these charges increased 22% from P$1,949 million in 2011. The increases were mainly due to salary increases in 2013 and 2012. The Fixed Services segment had 11,002, 11,115 and 11,093 employees as of December 31, 2013, 2012 and 2011, respectively.

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by our customers.

In 2013 interconnection costs and other telecommunications charges amounted to P$525 million, representing an increase of 4% from P$507 million in 2012. In 2012 these charges increased 3% from P$491 million in 2011. The increases were mainly due to higher traffic volume resulting from Telecom Argentina’s network.

Fees for Services, Maintenance, Materials and Supplies

During 2013, fees for services, maintenance, materials and supplies increased 19% to P$1,126 million from P$950 million in 2012 and increased 17% from P$815 million in 2011. The increases were mainly due to higher maintenance costs, the increase in the prices of certain supplies due to the effects of inflation and higher costs of services, especially those related to call centers (a P$7 million increase from 2012 to 2013 and a P$32 million increase from 2011 to 2012), as a result of an increase in the commercial activity, as well as technical maintenance fees (a P$51 million increase from 2012 to 2013 and a P$38 million increase from 2011 to 2012).

Fees for services, maintenance, materials and supplies are net of service connection fees capitalized (P$36 million in 2013, P$4 million or 12% higher than 2012).

Taxes and fees with the Regulatory Authority

Expenses related to taxes and fees with the Regulatory Authority increased 29% to P$578 million in 2013 from P$449 million in 2012 and increased 22% from P$367 million in 2011, mainly due to charges of turnover tax (a P$75 million increase from 2012 to 2013 and a P$37 million increase from 2011 to 2012) as a result of the increase in revenues during both years and an increase in rates. Also, in 2013 the increase was a result of higher average rates of the turnover tax in the City of Buenos Aires, Córdoba, Chaco, Jujuy and Mendoza.

Commissions

During 2013, costs relating to commissions amounted to approximately P$177 million, representing an increase of 5% as compared to P$169 million in 2012. In 2012, these charges increased 22% from P$139 million in 2011. The increase in both years was mainly due to higher commissions for collections as a result of increased sales and higher transaction cost for collection services.

Cost of Equipment

During 2013, 2012 and 2011 we recorded P$74 million, P$44 million and P$59 million in cost of equipment, respectively. The variation in these years is related mainly to the variation in the costs of construction contracts.

Cost of equipment includes P$16 million and P$14 million related to equipment construction contract costs in 2013 and 2011, respectively. No costs were recorded for this concept in 2012.

Cost of VAS

Cost of VAS increased P$2 million to P$11 million in 2013 from P$9 million in 2012.

Advertising

During 2013, we recorded P$159 million in costs of advertising representing a decrease of 7% as compared to P$171 million recorded in 2012. The decrease was mainly due to a reduction in the commercial campaigns of Arnet as compared to 2012. In 2012, these charges increased 11% from P$154 million in 2011. Telecom Argentina continued its advertising campaigns as a result of competition in the Internet services market.

Provisions

During 2013, we recorded P$169 million in provisions compared to P$89 million recorded in 2012 and P$164 million recorded in 2011. The increase in 2013 was mainly due to the increase in regulatory and municipal claims for approximately P$85 million. The decrease in 2012 was mainly due to the decrease in labor claims of approximately P$54 million and lower regulatory and tax claims for approximately P$21 million.

Bad Debt Expenses

In 2013, bad debt expenses amounted to P$58 million, and P$56 million in 2012. In 2012 theses charges increased 100% from P$28 million in 2011. The increase in 2012 was mainly due to higher aging in accounts receivable, mainly in the “Residential, professional and commercial” customers segment.

Restructuring Costs

In the last quarter of 2012 Telecom Management decided to implement a restructuring plan aimed at improving the efficiency of the Telecom Group’s organizational structure. This plan contemplates the removal and / or merger of management structures in various areas of Telecom Argentina. The total estimated cost amounted to P$83 million in 2012. The recovery of these costs in 2013 amounts to P$8 million as a consequence of the end of the restructuring Plan in June, 2013.

Other Operating Expenses

Other operating expenses include accrued expenses such as transportation costs, insurance, international and satellite connectivity, energy and rentals.

During 2013, our other operating expenses amounted to P$690 million compared to P$593 million in 2012 and P$443 million in 2011. The increases were primarily due to the increase in prices of transportation, freight, energy, water and others to provide Telecom Argentina’s services and rental expenses.

Operating Income before depreciation and amortization

Telecom Argentina’s operating income before depreciation and amortization from the Fixed Services segment was P$1,747 million in 2013, P$1,645 million in 2012 and P$1,620 million in 2011, representing 21%, 23% and 26% of total segment revenues, respectively.

Depreciation and Amortization

Depreciation and amortization expenses were P$1,019 million in 2013, P$929 million in 2012 and P$818 million in 2011. The increase was mainly due to assets acquired during 2013 and 2012, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

Gain on disposal of PP&E and impairment of PP&E

The gain on disposal of PP&E amounted to P$16 million, P$7 million and P$20 million in 2013, 2012 and 2011, respectively. Impairment loss of PP&E amounted to P$122 million in 2013 and is mainly related to the impairment of certain PP&E items related to some projects undertaken by Telecom Argentina with the public sector and the private sector that present uncertainty regarding their development and future associated cash flows.

Operating Income

Operating income represented 8%, 10% and 13% of total segment revenues in 2013, 2012 and 2011, respectively. In 2013, the operating income from our Fixed Services segment decreased 14% to P$622 million from P$723 million in 2012. In 2012, the operating income from our Fixed Services segment decreased 12% to P$723 million from P$822 million in 2011.

Telecom Argentina’s operating income in the Fixed Services Segment continues to be affected by the Pesification and freeze of regulated rates. See “—Factors affecting results of operations—Rate Regulation”.

The following table shows our operating income from the Fixed Services segment in 2013, 2012 and 2011 and its percentage of revenues in each year.

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	1,747	1,645	1,620	6	2
As % of revenues	21	23	26
Depreciation and amortization	(1,019)	(929)	(818)	10	14
As % of revenues	(12)	(13)	(13)
Gain on disposal of PP&E and impairment of PP&E	(106)	7	20	n/a	(65)
Operating income	622	723	822	(14)	(12)
As % of revenues	8	10	13

(1)	Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Financial results, net

During 2013, we recorded a net financial gain of P$213 million compared to a net financial gain of P$52 million in 2012. The increase in our financial results was mainly attributed to higher interest from cash equivalents and investments of approximately P$15 million and a net foreign currency exchange gain of P$103 million.

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

Income tax expense

As previously mentioned, the income tax charge includes three effects (See “—Years ended December 31, 2013, 2012 and 2011—Income Tax”).

During 2013, our Fixed Services segment recorded an income tax expense of P$297 million compared to P$273 million in 2012 and P$278 million in 2011. The increase in 2013 was mainly due to the increase in our pre-tax income compared to 2012. The decrease in 2012 was mainly due to the decrease in our pre-tax income compared to 2011.

The income tax expense in 2013 was mainly attributable to the recognition of current income tax expense (amounting to P$344 million), partially offset by income generated by deferred tax on temporary differences arising out of the asset and liability valuations due to tax versus financial accounting criteria (amounting to P$47 million). The income tax expense in 2012 was mainly attributable to the recognition of current income tax expense (amounting to P$312 million), partially offset by income generated by a deferred tax on temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria (amounting to P$39 million). The income tax expense in 2011 was mainly attributable to the recognition of current income tax expense (amounting to P$379 million), partially offset by income generated by a deferred tax on temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria (amounting to P$101 million).

Net Income

For 2013, 2012 and 2011, the Fixed Services segment recorded net income of P$538 million, P$502 million and P$517 million, respectively. The increase in 2013 was mainly due to an increase in financial results, partially offset by a reduction in our operating income compared to the gain recorded in 2012, and an increase in the income tax expense as detailed above. The decrease in 2012 was mainly due to a reduction in our operating income compared to the gain recorded in 2011, partially offset by an increase in financial results and a reduction in the income tax expense as detailed above.

(B.2) Personal Mobile Services Segment

Results of operations from our Personal Mobile Services segment for 2013, 2012 and 2011 are comprised as follows:

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million)			Increase/(Decrease)
Revenues (1)	19,245	15,350	12,548	25	22
Other Income	24	4	10	500	(60)
Operating expenses (without depreciation and amortization)	(13,879)	(10,760)	(8,449)	29	27
Operating income before depreciation and amortization (2)	5,390	4,594	4,109	17	12
Depreciation and amortization	(1,628)	(1,526)	(1,190)	7	28
Gain on disposal of PP&E and impairment of PP&E	(68)	1	2	n/a	(50)
Operating income	3,694	3,069	2,921	20	5
Financial results, net	334	186	118	80	58
Income tax expense	(1,472)	(1,170)	(1,103)	26	6
Net income	2,556	2,085	1,936	23	8
(1)	Includes intersegment revenues of P$116 million, P$123 million and P$93 million in 2013, 2012 and 2011, respectively.
(2)	Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Revenues

During 2013, revenues from our Personal Mobile Services segment increased by 25% to P$19,245 million from P$15,350 million in 2012 and increased 22% from P$12,548 million in 2011. The increase in each year was mainly due to the growth in the subscriber base, the increase in prices of our services and the increase in the monthly consumption of the offered services, primarily data and Internet services.

An important monthly operational measure used in the Personal Mobile Services segment is ARPU, which we calculate by dividing adjusted total service revenues—excluding outcollect wholesale roaming, cell site rental and reconnection fee revenues and others—(divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Personal’s ARPU calculations presented in this Annual Report. Our Management believes that this measure is helpful in assessing the development of the subscriber base in the Personal Mobile Services segment. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations:

	Years Ended December 31,
	2013	2012	2011
	(P$ million)
Total service revenues	16,119	13,435	11,076
Components of service revenues not included in the ARPU calculation:
Outcollect wholesale roaming	(270)	(250)	(210)
Cell sites rental	(32)	(25)	(18)
Reconnection fees and others	(239)	(220)	(145)

Adjusted total service revenues included in the ARPU calculation (1)	15,578	12,940	10,703

Average number of subscribers during the year (thousands)	19,448	18,687	17,336

(1)	Certain components of service revenues are not included in the ARPU calculation. Includes Intersegment revenues for P$116 million in 2013, P$123 million in 2012 and P$93 million in 2011.

During 2013, ARPU increased 16% to approximately P$66.8 per customer per month compared to approximately P$57.7 per customer per month in 2012. ARPU reached P$51.4 per customer per month in 2011.

The total number of Personal’s subscribers increased approximately 6% to 20.1 million as of December 31, 2013 from 19.0 million as of December 31, 2012 and increased 4% from 18.2 million as of December 31, 2011. The increase in both years was fueled by increased penetration in the mobile services market in Argentina. As of December 31, 2013, the subscriber base in Argentina amounted to approximately 13.6 million prepaid subscribers, or 68% of the total subscriber base, approximately 2.5 million post-paid subscribers, or 12% of the total subscriber base and approximately 4.0 million “Cuentas Claras” plan subscribers, or 20% of the total subscriber base.

Revenues from our Personal Mobile Services segment for 2013, 2012 and 2011 are comprised as follows:

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million)			Increase/(Decrease)
Voice-retail	4,773	4,461	4,001	7	11
Voice-wholesale	1,930	1,838	1,726	5	6
Data	7,212	5,765	4,482	25	29
Internet	2,088	1,248	774	67	61
Services Revenues	16,003	13,312	10,983	20	21
Equipment	3,126	1,915	1,472	63	30
Subtotal third party revenues	19,129	15,227	12,455	26	22
Intersegment	116	123	93	(6)	32
Total Personal Mobile Services Revenues	19,245	15,350	12,548	25	22

Voice-retail

Revenues from voice-retail represented 25% of our total segment revenues in 2013 compared to 29% and 32% of our total segment revenues in 2012 and 2011, respectively. Revenues from voice-retail increased 7% to P$4,773 million in 2013 from P$4,461 million in 2012 and increased 11% from P$4,001 million in 2011.

Voice-retail mainly includes revenues from monthly basic charges, airtime usage charges and roaming charges billed to our customers for their use of our and other carriers’ networks.

Monthly basic charges increased 11% to P$2,369 million in 2013 from P$2,137 million in 2012 and increased 26% in 2012 from P$1,698 million in 2011. Airtime usage charges increased 2% to P$2,005 million in 2013 from P$1,961 million in 2012 and decreased 3% to P$1,961 million in 2012 from P$2,022 million in 2011. Roaming charges billed and other services increased 10% to P$399 million in 2013 from P$363 million in 2012 and increased 29% in 2012 from P$281 million in 2011. Such growth was mainly due to an increase in the subscriber base (especially in prepaid and “Cuentas Claras”), an increase in the volume of total traffic and an increase in the prices of our services.

Voice-wholesale

Revenues from voice-wholesale represented 10% of our total segment revenues in 2013 compared to 12% and 14% of our total segment revenues in 2012 and 2011, respectively. Revenues from voice-wholesale increased 5% to P$1,930 million in 2013 from P$1,838 million in 2012 and increased 6% from P$1,726 million in 2011.

Voice-wholesale mainly includes revenues from CPP, TLRD and roaming charges billed to other mobile service providers whose customers use our network.

CPP and TLRD increased 4% to P$1,634 million in 2013 from P$1,568 million in 2012 and increased 4% from P$1,503 million in 2011. Such increases were mainly due to increased traffic volume in Argentina.

Roaming charges billed and other services increased 10% to P$296 million in 2013 from P$270 million in 2012 and increased 21% from P$223 million in 2011. The increase was due to an increase in the traffic volume in Argentina.

Data and Internet

Data and Internet services mainly include SMS, MMS, Browsing and Internet. Data and Internet represented 48%, 46% and 42% of our total segment revenues for 2013, 2012, and 2011, respectively.

Data

Revenues from data mainly include contents via SMS, SMS, MMS and other Value Added Services. Revenues from data increased 25% to P$7,212 million in 2013 from P$5,765 million in 2012. Revenues from data increased 29% in 2012 from P$4,482 million in 2011. This increase was mainly due to the constant SMS sales increase as a result of several campaigns launched by Personal and especially due to the increase in revenues from the sale of contents via SMS, which represented an inter-annual increase of P$1,280 million, a 141% of growth in 2013.

In particular, revenues of SMS increased 3% to P$4,792 million in 2013 from P$4,668 million in 2012 (the monthly average number of SMS decreased 6% to 5,435 million in 2013 from 5,769 million in 2012). Revenues of SMS increased 21% to P$4,668 million in 2012 from P$3,847 million in 2011 (the monthly average number of SMS grew 3% to 5,769 million in 2012 from 5,587 million in 2011).

Internet

Revenues from Internet increased 67% to P$2,088 million in 2013 from P$1,248 million in 2012. Revenues from Internet increased 61% in 2012 from P$774 million in 2011. Such increases were mainly due to an increase in the subscriber base and the increase in consumption by Personal’s subscribers.

Equipment

Equipment revenues consist primarily of revenues from the mobile handsets sold to new and existing subscribers and to agents and other third-party distributors. The revenues associated with the sale of mobile handsets and related expenses are recognized when the products are delivered and accepted by the subscribers, agents and other third-party distributors.

During 2013, handset revenues increased 63% to P$3,126 million from P$1,915 million in 2012 and increased 30% from P$1,472 million in 2011. This increase was due to a mix between the increase in the average price of the handsets of 72% and the decrease of 5% in the handsets sold by Personal. This situation was mainly generated by a subsidy reduction policy, the increase in average prices related to higher-value handsets demand, the business strategy to attract high-value subscribers, a decrease in discounts as a result of the finalization of commercial promotions and lower retail revenues.

Intersegment

Intersegment revenues mainly include services rendered to Telecom Argentina and primarily consist in monthly basic charges, airtime usage charges and Value Added Services. During 2013, our intersegment revenues decreased 6% to P$116 million in 2013 from P$123 million in 2012 and increased 32% from P$93 million in 2011. The intersegment revenues are eliminated at the consolidated level.

Other Income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2013, other income was P$24 million, representing an increase of 500% from P$4 million in 2012 and P$10 million in 2011.

Operating Expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization) in our Personal Mobile Services segment increased 29% to P$13,879 million in 2013 from P$10,760 million in 2012 and increased 27% from P$8,449 million in 2011. In line with our increases in revenues, during 2013 and 2012, all items in the cost structure of the Personal Mobile Services segment experienced material increases. This trend reflects increases in certain costs related to acquiring and retaining customers, taxes, commissions associated with sales and expansion of the customer service staff.

Detailed below are the major components of the operating expenses for the years ended December 31, 2013, 2012 and 2011 in the Personal Mobile Services segment:

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	1,077	825	605	31	36
Interconnection costs and other telecommunications charges	2,148	1,947	1,621	10	20
Fees for services, maintenance, materials and supplies	1,634	1,242	966	32	29
Taxes and fees with the Regulatory Authority	2,076	1,542	1,205	35	28
Commissions	1,970	1,745	1,353	13	29
Cost of equipment	2,956	1,964	1,568	51	25
Cost of VAS	663	292	157	127	86
Advertising	442	436	400	1	9
Provisions	101	65	61	55	7
Bad debt expenses	214	211	134	1	57
Restructuring Costs	—	7	—	n/a	n/a
Other operating expenses	598	484	379	24	28
Total Personal Mobile Services(1)	13,879	10,760	8,449	29	27

(1)	Includes intersegment cost of P$1,257 million, P$1,049 million and P$884million in 2013, 2012 and 2011, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2013, employee benefit expenses and severance payments charges increased 31% to P$1,077 million from P$825 million in 2012 and increased 36% from P$605 million in 2011. The increase was mainly due to the salary increases that Personal implemented and the increase in the number of full-time employees. The Personal Mobile Services segment had 5,155, 5,254 and 4,820 employees as of December 31, 2013, 2012 and 2011, respectively.

Interconnection Costs and other telecommunications charges

During 2013, interconnection costs and other telecommunications charges increased 10% to P$2,148 million from P$1,947 million in 2012 and increased 20% from P$1,621 million in 2011. The increases were mainly due to higher traffic volume resulting from Personal’s network and higher costs of roaming and TLRD due to an increase in mobile traffic among mobile operators as a consequence of a growth in the total subscriber base. Interconnection costs and other telecommunications charges includes intersegment costs of P$921 million, P$780 million and P$652 million in 2013, 2012 and 2011, respectively, that are eliminated at the consolidated level.

Fees for services, Maintenance, Materials and Supplies

In 2013, fees for services, maintenance, materials and supplies expenses increased 32% to P$1,634 million from P$1,242 million in 2012 and increased 29% from P$966 million in 2011. The increase was mainly due to an increase in the prices for the principal services received caused by the effects of inflation, higher service costs related to call centers (a P$86 million increase from 2012 to 2013 and a P$143 million increase from 2011 to 2012), as a result of an increase in the commercial activity and higher maintenance costs of hardware and software. Fees for services, maintenance, materials and supplies expenses includes intersegment costs of P$211 million, P$153 million and P$122 million in 2013, 2012 and 2011, respectively, that are eliminated at the consolidated level.

Taxes and fees with the Regulatory Authority

During 2013, taxes and fees with the Regulatory Authority increased 35% to P$2,076 million from P$1,542 million in 2012 and increased 28% from P$1,205 million in 2011. The increase in each year was mainly attributable to the increase in total segment revenues and higher average rates of the turnover tax.

Commissions

In 2013, commissions increased 13% to P$1,970 million from P$1,745 million in 2012 and increased 29% from P$1,353 million in 2011. These increases were mainly due to a growth in commercial activity (mainly due to the increase in commercial agents’ commissions) and a growth in the subscriber base. Commissions include intersegment cost of P$56 million, P$57 million and P$61 million in 2013, 2012, and 2011, respectively, that are eliminated at the consolidated level.

Cost of Equipment

During 2013, the cost of equipment and handsets sold increased 51% to P$2,956 million from P$1,964 million in 2012 and increased 25% from P$1,568 million in 2011. The increase in costs of mobile handsets in 2013 was mainly due to higher average unit cost of sales (+72% vs. 2012) offset by a decrease in the number of handsets sold (-5% vs. 2012). The increase in costs of mobile handsets in 2012 was mainly due to higher average unit cost of sales (+26% vs. 2011) offset by a decrease in the number of handsets sold (-5% vs. 2011).

Cost of equipment and handsets are net of costs capitalized as SAC (P$225 million in 2013, P$217 million or 49% lower than 2012).

Cost of VAS

Cost of VAS amounted to P$663 million (+P$371 million vs. 2012), mainly due to the increase of VAS (mainly the SMS service) as a consequence of several campaigns launched by Personal and especially due to the increase in revenues from the sale of contents via SMS.

Advertising

During 2013, advertising expenses including media, promotional and institutional campaigns, amounted to P$442 million, representing an increase of 1% from P$436 million in 2012. During 2012, these costs increased 9% from P$400 million in 2011. This increase was due to the increase in promotional campaigns.

Provisions

During 2013, we recorded P$101million in provisions compared with P$65 million and P$61 million recorded in 2012 and 2011, respectively. The increase in 2013 was mainly due to higher claims recorded, in particular an increase in civil and commercial claims for P$62 million, partially offset by lower labor claims for P$24 million. The increase in 2012 was mainly due to higher claims recorded, in particular an increase in trade claims for P$20 million, partially offset by lower labor claims for P$14 million.

Bad Debt Expenses

In 2013 bad debt expenses amounted to P$214 million, representing a lower increase of 1% from P$211 million in 2012. In 2012, bad debt expenses increased 57% from P$134 million in 2011. The increase was mainly due to higher revenues in 2012 (+22%) as compared to 2011 and higher aging in accounts receivables in voice-retail customers.

Restructuring Costs

In the last quarter of 2012 the Management decided to implement a restructuring plan aimed at improving the efficiency of the Telecom Group’s organizational structure. This plan contemplates the removal and / or merger of management structures in various areas of Personal. The plan involves the dismissal of about 9 members of middle and upper management with a total estimated cost of P$7 million.

Other Operating Expenses

Other operating expenses include accrued expenses such as costs associated with the provision of transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased 24% to P$598 million in 2013 from P$484 million in 2012 and increased 28% from P$379 million in 2011. The increase was mainly due to higher costs associated with an increase in freight and transportation costs. Other operating expenses include intersegment costs of P$69 million, P$59 million and P$49 million in 2013, 2012, and 2011, respectively, that are eliminated at the consolidated level.

Operating Income before depreciation and amortization

Our operating income before depreciation and amortization from the Personal Mobile Services segment reached P$5,390 million in 2013, P$4,594 million in 2012 and P$4,109 million in 2011, representing 28%, 30% and 33% of total segment revenues in 2013, 2012 and 2011, respectively. The increase in each year was mainly due to higher growth in revenues, partially offset by increases in operating costs (before depreciation and amortization).

Depreciation of PP&E and Amortization of Intangible Assets

During 2013 depreciation of PP&E and amortization of intangible assets increased 7% to P$1,628 million from P$1,526 million in 2012 and increased 28% from P$1,190 million in 2011. The increase was the result of higher investment in PP&E and intangible assets, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets. In particular, during 2013, amortization of SAC increased P$44 million and depreciation of PP&E and other intangible assets increased P$58 million compared to 2012. During 2012 amortization of SAC increased P$193 million and depreciation of PP&E and other intangible assets increased P$143 million compared to 2011.

Gain on disposal of PP&E and impairment of PP&E

The loss on disposal of PP&E amounted to P$3 million in 2013 and the gain on disposal of PP&E amounted to P$1 million in 2012. Impairment of PP&E amounted to P$65 million in 2013 and is mainly related to the discontinuation of a commercial system.

Operating Income

In 2013, our operating income from the Personal Mobile Services segment was P$3,694 million, representing an increase of 20% from P$3,069 million in 2012, and increased 5% from P$2,921 million in 2011. Operating income represented 19% of revenues in 2013 for this segment, 20% of revenues in 2012 and 23% in 2011. The increase in operating income was mainly due to the growth in service and equipment revenues, partially offset by increases in operating expenses and depreciation and amortization as explained above.

The following table shows our operating income from the Personal Mobile Services segment in 2013, 2012 and 2011 and its percentage of revenues in each year:

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	5,390	4,594	4,109	17	12
As % of revenues	28	30	33
Depreciation and amortization	(1,628)	(1,526)	(1,190)	7	28
As % of revenues	(8)	(10)	(9)
Gain on disposal of PP&E and impairment of PP&E	(68)	1	2	n/a	(50)
Operating income	3,694	3,069	2,921	20	5
As % of revenues	19	20	23

(1)	Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Financial results, net

During 2013, the Personal Mobile Services segment recorded a net financial gain of P$334 million compared to a net financial gain of P$186 million in 2012 and a net financial gain of P$118 million in 2011. The gain recorded in 2013 was mainly attributed to interest from cash equivalents and investments of approximately P$650 million. In addition, the devaluation of the peso against the U.S. dollar generated a net foreign currency exchange loss of P$328 million in 2013. The gain recorded in 2012 was mainly attributed to interest from cash equivalents and investments of approximately P$232 million. In addition, the devaluation of the peso against the U.S. dollar generated a net foreign currency exchange loss of P$55 million in 2012.

Income Tax Expense

During 2013, our Personal Mobile Services segment recorded an income tax expense of P$1,472 million compared to P$1,170 million in 2012 and P$1,103 million in 2011. The increase was mainly due to higher pre-tax income in each year. The income tax expense in 2013 was mainly attributable to the recognition of current income tax expense amounting to P$1,588 million, partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$120 million and P$4 million loss in the allowance for net deferred tax assets.

The income tax expense in 2012 was mainly attributable to the recognition of current income tax expense amounting to P$1,187 million, partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$20 million and P$3 million loss in the allowance for net deferred tax assets.

The income tax expense in 2011 was mainly attributable to the recognition of current income tax expense amounting to P$1,039 million, the loss generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$59 million and a loss of P$5 million in the allowance for net deferred tax assets.

Net Income

During 2013, our Personal Mobile Services segment reported net income of P$2,556 million as compared to P$2,085 million during 2012 and P$1,936 million in 2011. The increase in net income in 2013 and 2012 was mainly due to higher operating income and financial results, partially offset by higher income tax expense, as explained above.

(B.3) Núcleo Mobile Services Segment

Results of operations from our Núcleo Mobile Services segment for 2013, 2012 and 2011 are comprised as follows:

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million)			Increase / (Decrease)
Revenues (1)	1,160	873	718	33	22
Other Income	6	—	—	n/a	—
Operating expenses (without depreciation and amortization)	(739)	(542)	(454)	36	19
Operating income before depreciation and amortization (2)	427	331	264	29	25
Depreciation and amortization	(226)	(157)	(150)	44	5
Gain on disposal of PP&E	1	—	—	n/a	—
Operating income	202	174	114	16	53
Financial results, net	(19)	(9)	(11)	111	(18)
Income tax expense	(23)	(20)	(14)	15	43
Net income	160	145	89	10	63

(1)	Includes intersegment revenues of P$8 million, P$6 million and P$4 million in 2013, 2012 and 2011, respectively.
(2)	Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Revenues

During 2013, total revenues from Núcleo increased by 33% to P$1,160 million from P$873 million in 2012. This increase was mainly due to an increase of 5% in Núcleo’s subscriber base that reached approximately 2.4 million mobile subscribers as of December 31, 2013 and the appreciation of the Guaraní of 33%. As of December 31, 2013, Núcleo had approximately 1.9 million prepaid subscribers, representing 80% of Núcleo’s total mobile subscriber base.

Value Added Services sales (included in Data and Internet services) grew by 38% in 2013 as compared to 2012.

During 2012, total revenues from Núcleo increased by 22% to P$873 million from P$718 million in 2011. This increase was mainly due to an increase of 7% in Núcleo’s subscriber base that reached approximately 2.3 million mobile subscribers as of December 31, 2012, the appreciation of the Guaraní of 9% and the increase in internet revenues (+83%). As of December 31, 2012, Núcleo had approximately 1.9 million prepaid subscribers, representing 82% of Núcleo’s total mobile subscriber base.

Value Added Services sales (included in Data and Internet services) grew by 26% in 2012 as compared to 2011.

Revenues from our Núcleo Mobile Services segment for 2013, 2012 and 2011 are comprised as follows:

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million)			Increase
Voice	500	414	353	21	17
Data	313	267	251	17	6
Internet	270	154	84	75	83
Service revenues	1,083	835	688	30	21
Equipment	69	32	26	116	23
Subtotal third party revenues	1,152	867	714	33	21
Intersegment	8	6	4	33	50
Total revenues	1,160	873	718	33	22

Other Income

Other income mainly includes indemnities collected from suppliers. During 2013, other income was P$6 million.

Operating Expenses (without depreciation and amortization)

Total operating expenses in our Núcleo Mobile Services segment increased 36% to P$739 million in 2013 from P$542 million in 2012. In 2012 operating expenses increased 19% from P$454 million in 2011. In line with our increases in revenues, during 2013 and 2012, all items in the cost structure of the Núcleo Mobile Services segment experienced increases. This trend reflected increases in certain costs of acquiring and retaining subscribers, and commissions directly associated with sales and expansions of the customer service staff, also, the increase is mainly due to the appreciation of the Guaraní with respect to the Argentine peso (+33% inter-annual).

Detailed below are the major components of the operating expenses for the years ended December 31, 2013, 2012 and 2011 related to Núcleo Mobile Services segment:

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	84	64	55	31	16
Interconnection costs and other telecommunications charges	171	128	110	34	16
Fees for services, maintenance, materials and supplies	101	76	64	33	19
Taxes and fees with the Regulatory Authority	35	27	23	30	17
Commissions	112	92	84	22	10
Cost of equipment	81	35	13	131	169
Cost of VAS	34	25	20	36	25
Advertising	55	53	45	4	18
Provisions	—	(1)	—	n/a	n/a

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million)			Increase/(Decrease)
Bad debt expense	11	8	7	38	14
Other operating expenses	55	35	33	57	6
Total Núcleo Mobile Services(1)	739	542	454	36	19

(1)	Includes intersegment cost of P$21 million, P$15 million and P$12 million in 2013, 2012 and 2011, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2013, employee benefit expenses and severance payments increased 31% to P$84 million from P$64 million in 2012. During that year, these costs increased 16% from P$55 million in 2011. The increase was mainly due to salary increases that Núcleo implemented in 2013, partially offset by a decrease in the number of employees as of December 2013. The increase was mainly due to salary increases that Núcleo implemented and an increase in the number of employees in 2012. Núcleo had 424 employees as of December 31, 2013. As of December 31, 2012 and 2011 it had 439 and 433, respectively.

Interconnection Costs and Other Telecommunication Charges

During 2013, interconnection costs and other telecommunication charges increased 34% to P$171 million from P$128 million in 2012. During 2012, those charges increased 16% from P$110 million in 2011. The increase was mainly due to higher traffic volume resulting from Núcleo’s network.

Fees for Services, Maintenance, Materials and Supplies

During 2013, fees for services and maintenance, materials and supplies totaled P$101 million, representing an increase of 33% from P$76 million in 2012. During 2012, they increased 19% from P$64 million in 2011. The increases in 2013 correspond to higher maintenances costs, while the increases in 2012 correspond to higher miscellaneous fees for services.

Taxes and fees with the Regulatory Authority

During 2013, taxes and fees with the Regulatory Authority increased 30% to P$35 million from P$27 million in 2012 and increased 17% from P$23 million in 2011. The increase in the year was attributable to the increase in total segment revenues.

Commissions

During 2013, commissions increased to P$112 million from P$92 million in 2012, representing an increase of 22%. During 2012, commissions increased 10% from P$84 million in 2011. The increases were mainly due to the growth in the subscriber base.

Cost of Equipment

During 2013, the cost of handsets sold increased to P$81 million from P$35 million, representing an increase of 131%. During 2011, the cost of handsets was P$13 million. The increase in 2013 and 2012 was mainly due to an expansion of the subscriber base and increased customer upgrade of mobile handsets as a result of technological advances and new service offerings.

Cost of VAS

Cost of VAS increased P$9 million to P$34 million in 2013 from P$25 million in 2012.

Advertising

During 2013, advertising expenses including media, promotional and institutional campaigns, amounted to P$55 million, representing an increase of 4% from 2012. During 2012, these expenses amounted to P$53 million, representing an increase of 18% from P$45 million in 2011. This variation was mainly due to campaigns related to Internet 3G, the Interconnection Network and to strengthening the Personal brand position in Paraguay and Number Portability.

Other Operating Expenses

Other operating expenses include accrued expenses such as costs associated with the provision of transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased 57% to P$55 million in 2013 and increased 6% to P$35 million in 2012 from P$33 million in 2011. The increase was mainly due to the higher costs of site leases.

Operating Income before depreciation and amortization

Operating income before depreciation and amortization was P$427 million in 2013 and P$331 million in 2012, representing 37% and 38% of total revenues, respectively. Operating income before depreciation and amortization was P$264 million in 2011, representing 37% of total revenues in that year. The increase was mainly due to growth in service revenues, partially offset by increases in costs, such as fees for services and maintenance, materials and supplies, cost of handsets and commissions.

Depreciation of PP&E and Amortization of Intangible Assets

During 2013, depreciation of PP&E and amortization of intangible assets increased 44% to P$226 million from P$157 million in 2012. During 2012 depreciation and amortization increased 5% from P$150 million in 2011. The increase was the result of higher investment in PP&E and intangible assets, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

Operating Income

In 2013, our operating income from the Núcleo Mobile Services segment was P$202 million, representing an increase of 16% from P$174 million in 2012, which represent 17% and 20% of total revenues for this segment in 2013 and 2012, respectively. In 2011, our operating income was P$114 million, representing 16% of total revenues for this segment.

The following table shows our operating income from the Núcleo Mobile Services segment in 2013, 2012 and 2011 and its percentage of total revenues in each year:

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	427	331	264	29	25
As % of total revenues	37	38	37
Depreciation and amortization	(226)	(157)	(150)	44	5
As % of total revenues	(19)	(18)	(21)
Gain on disposal of PP&E	1	—	—	n/a	—
Operating income	202	174	114	16	53
As % of total revenues	17	20	16

(1)	Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Financial results, net

During 2013, the Núcleo Mobile Services segment recorded a net financial loss of P$19 million, compared to a net financial loss of P$9 million in 2012 and P$11 million in 2011. The increase in the loss in 2013 was mainly due to higher interest on financial debt and higher exchange differences.The decrease in the loss in 2012 was mainly due to lower interest on financial debt.

Income Tax Expense

During 2013, our Núcleo Mobile Services segment recorded an income tax expense of P$23 million compared to P$20 million in 2012. The income tax expense in 2013 was mainly attributable to the recognition of current income tax expense amounting to P$24 million partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$1 million.

During 2012, our Núcleo Mobile Services segment recorded an income tax expense of P$20 million compared to P$14 million in 2011. The income tax expense in 2012 was mainly attributable to the recognition of current income tax expense amounting to P$23 million partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$3 million.

During 2011, our Núcleo Mobile Services segment recorded an income tax expense of P$ 14 million compared to P$10 million in 2010. The income tax expense in 2011 was mainly attributable to the recognition of current income tax expense amounting to P$16 million partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$2 million.

Net Income

During 2013, our Núcleo Mobile Services segment reported net income of P$160 million as compared to P$145 million during 2012, representing 14% and 17% of total revenues in 2013 and 2012, respectively. In 2011, our net income was P$89 million, representing 12% of total revenues. The increase in net income was mainly due to higher operating income partially offset by the higher income tax expenses.

Liquidity and Capital Resources

Sources and Uses of Funds

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom Argentina on the Class A and Class B Shares owned by Nortel and Nortel has used such cash dividends to satisfy Nortel’s payment obligations for the next calendar year. No dividends were declared by Telecom Argentina for the years 2001 to 2008 and consequently Nortel did not make any distributions on its Series A or Series B Preferred Shares for the years 2001 to 2009. In addition to not being able to make dividend payments, Nortel was also unable to pay the required amortization on its Series A Preferred Shares for the years specified. During 2010, Telecom Argentina paid dividends for the year ended December 31, 2009 of approximately P$1,053 million (of which P$577 million was paid to Nortel), which allowed Nortel to make available to the holders of Series “A” Preferred Shares dividends for the year ended December 31, 2010, of approximately P$389 million (of which P$356 million were approved by Nortel’s Board on October 5, 2010 as provisional dividends and later ratified by the shareholders’ meeting held on April 7, 2011, and P$33 million was approved by such shareholder’s meeting) and an amortization payment of approximately P$196 million (also approved by the shareholders’ meeting held on April 7, 2011). On April 19, 2011, Telecom Argentina paid a dividend of approximately P$915 million to its shareholders for the year ended December 31, 2010 (of which approximately P$501 million was paid to Nortel). This allowed Nortel to make available to the holders of Series A Preferred Shares (i) a scheduled redemption payment of approximately P$349 million, (ii) dividends for the year ended December 31, 2010 of approximately P$58 million to the Series A Preferred Shares subject to the schedule redemption mentioned in (i) above, and (iii) an amount of approximately P$25 million as an additional distribution amount to those Series A Preferred Shareholders who have entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1 = P$1) and releasing Nortel from any claims relating to the “pesificación”, the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the shares subject to such scheduled redemption (all of them approved by Nortel’s shareholders’ meeting held on August 2, 2011). On May 10, 2012, Telecom Argentina paid a dividend of approximately P$807 million to its shareholders for the year ended December 31, 2011 (of which approximately P$442 million was paid to Nortel). This allowed Nortel to redeem all outstanding Series A Preferred Shares, by making available to their holders (i) a scheduled redemption payment of approximately P$363 million, (ii) dividends for the year ended December 31, 2011 of approximately P$105 million, and (iii) an amount of approximately P$8.3 million as an additional distribution amount to those Series A Preferred Shareholders who then entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1 = P$1) and releasing Nortel from any claims relating to the “pesificación,” the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the Series A Preferred Shares (all of them approved by Nortel’s shareholders’ meeting held on June 13, 2012). In addition, the liquidity obtained from Telecom Argentina’s payment of dividends allowed Nortel to make available (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2011 of approximately P$5.4 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2011 of approximately P$5.6 million (both of them also approved by Nortel’s shareholders’ meeting held on June 13, 2012). On December 27, 2013, Telecom Argentina paid a dividend of approximately P$1,000 million to its shareholders for the year ended December 31, 2012 (of which approximately P$556 million was paid to Nortel). This allowed Nortel to make available also on December 27, 2013 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2012 of approximately P$228 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2012 of approximately P$237 million (both of them approved by Nortel’s Board of Directors at its meeting held on December 16, 2013, pursuant to the powers delegated to it by Nortel’s shareholders at meetings held on April 27, 2012 and April 26, 2013).

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

The Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, approved the creation of a Medium-Term Notes Global Program for a maximum outstanding amount of US$500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV approved this program.

The table below summarizes, for the years ended December 31, 2013, 2012 and 2011, Nortel’s cash flows:

	Years Ended December 31,
	2013	2012	2011
	(P$ million)
Cash flows from operating activities	7,089	5,015	5,328
Cash flows used in investing activities	(3,896)	(3,943)	(2,941)
Cash flows used in financing activities	(1,288)	(904)	(1,122)
Net foreign exchange differences on cash and cash equivalents	228	118	31

Increase in cash and cash equivalents	2,133	286	1,296
Cash and cash equivalents at the beginning of the year	3,168	2,882	1,586

Cash and cash equivalents at the end of the year	5,301	3,168	2,882

As of December 31, 2013, 2012 and 2011 Nortel had P$5,301 million, P$3,168 million and P$2,882 million in cash and cash equivalents, respectively.

Cash flows from operating activities were P$7,089 million, P$5,015 million and P$5,328 million in 2013, 2012 and 2011, respectively. The increase of P$2,074 million in 2013 was mainly due to an increase in the collection of trade receivables, resulting from an increase in revenues. The decrease of P$313 million in 2012 was mainly due to higher employee benefit expenses and severance payments and higher income tax paid.

Cash flows used in investing activities were P$3,896 million, P$3,943 million and P$2,941 million in 2013, 2012 and 2011, respectively. The decrease of P$47 million in 2013 was mainly due to a decrease in investments not considered as cash and cash equivalents (amounting to P$911 million) partially offset by higher payments for the acquisition of PP&E (amounting to P$887 million).The increase of P$1,002 million in 2012 was mainly due to higher payments for the acquisition of PP&E (amounting to P$272 million) and intangible assets (especially SAC and service connection costs) amounting to P$54 million and an increase of P$650 million in investments not considered as cash and cash equivalents.

Cash flows used in financing activities were P$1,288 million, P$904 million and P$1,122 million in 2013, 2012 and 2011, respectively. The increase in 2013 of P$384 million was mainly due to the acquisition of treasury shares by P$461 million and a higher payment of dividends of P$463 million. The decrease of P$218 million in 2012 was mainly due to lower payments of dividends.

Debt Obligations and Debt Service Requirements

Non-Deliverable Forward (“NDF”) Contracts to Purchase U.S. Dollars at Fixed Rates

During 2013 Personal entered into several NDF agreements to hedge/cover a total amount of US$182 million maturing December 2013. The purpose of these NDF agreements is to eliminate the risks associated with the fluctuation of the exchange rate and to align the payment currency of Personal’s commercial commitments to its functional currency. These NDF agreements were regarded as cash flow hedges, but these did not comply with effectiveness requirements. As of December 31, 2013, changes in fair value of these instruments represented a gain of approximately P$55 million, which was recognized in “Financial results.” As of December 31, 2013, about P$13 million were collected and P$42 million were included in other receivables.

During 2012, Telecom Argentina and Personal entered into several NDF contracts to hedge/cover approximately US$20.0 million and US$26.3 million, respectively, maturing September and December 2012, in order to hedge its exposure to U.S. dollar fluctuations related to accounts payable. These NDF agreements were regarded as cash flow hedges, but these did not comply with effectiveness requirements. As of December 31, 2012, the changes in the fair value of these NDF agreements resulted in a loss of approximately P$1.0 million and P$0.5 million for Telecom Argentina and Personal, respectively. The loss was recognized in “Financial results, net” against “Trade payables.”

Also during 2012, Personal entered into several NDF contracts to purchase a total amount of US$6.4 million maturing in September 2012 in order to hedge its exposure to US dollar fluctuations related to accounts payable. These NDF agreements were regarded as cash flow hedges, but these did not comply with effectiveness requirements.

Indebtedness of Subsidiaries

Núcleo. As of December 31, 2013, Núcleo’s outstanding debt is denominated in Guaraníes and amounted to approximately P$235 million. Additional information is set forth in Note 12 to our Consolidated Financial Statements.

Liquidity

The liquidity position for each of Telecom Argentina, Personal and Núcleo is and will be significantly dependent on each individual company’s operating performance, its indebtedness, capital expenditure programs and receipt of dividends from its subsidiaries, if any.

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

Telecom expects that its cash flow from operations will be sufficient to permit Telecom Argentina and its subsidiaries to satisfy their respective indebtedness and other cash requirements in the near to medium term.

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

Telecom Argentina is able to distribute dividends up to the limit of retained earnings determined under Argentine Corporations Law. As provided by CNV Resolution No. 609/12, positive retained earnings generated by the mandatory adoption of IFRS as from January 1, 2012, should be reassigned to a Special Reserve that can only be utilized for its capitalization or to absorb negative retained earnings. Positive retained earnings generated by the application of IFRS in Telecom Argentina’s 2012 statutory financial statements amounted to P$370 million, of which P$19 million were allocated to Legal Reserve and P$351 million were assigned to the Special Reserve established by CNV Resolution No. 609/12, as approved by the Ordinary Shareholders’ Meeting held on May 21, 2013 (second tranche).

Telecom Argentina’s Board of Directors, at their meeting held on March 14, 2014, called a shareholders’ meeting to be held on April 29, 2014, to consider among other issues the allocation of Telecom Argentina’s retained earnings as of December 31, 2013. The Board proposed to allocate P$1,202 million (P$1.24 per outstanding share) for distribution of cash dividends, in two equal installments of P$601 million each, the first one to be paid on May 8, 2014 and the second one during September 2014.

The General Ordinary Shareholders’ Meeting of Telecom Argentina of April, 23, 2013 adjourned to May 21, 2013, approved the allocation of P$1,000 million to a Reserve for Future Cash Dividends. The Shareholders´ Meeting resolved to delegate to the Board of Directors the powers to determine the allocation of the Reserve for Future Cash Dividends.

On December 13, 2013, the Board of Directors decided to determine the total withdrawal and distribution to Shareholders of the Reserve for Future Cash Dividend in the amount of P$1,000 million. The amount distributed was equivalent to P$1.03182179 per outstanding share or P$5.15910896 per ADR, prior to deductions of the Personal Asset Tax and Income Tax obligations. The dividends were made available from December 27, 2013. Dividends were not paid nor reserved to Treasury shares.

During 2010, Telecom Argentina paid dividends for the year ended December 31, 2009 of approximately P$1,053 million of which P$689 million was paid on May 5, 2010 and P$364 million was paid on December 20, 2010 (of which P$377 million and P$200 million was paid to Nortel, respectively). This allowed Nortel to make available to the holders of Series A Preferred Shares dividends for the year ended December 31, 2010 of approximately P$389 million (of which P$356 million was approved by Nortel’s Board on October 5, 2010 as provisional dividends and later ratified by the shareholders’ meeting held on April 7, 2011, and P$33 million was approved by such shareholders’ meeting) and an amortization payment of approximately P$196 million (also approved by the shareholders’ meeting held on April 7, 2011). On April 19, 2011, Telecom Argentina paid a dividend of approximately P$915 to its shareholders for the year ended December 31, 2010 (of which P$501 million was paid to Nortel). This allowed Nortel to make available to the holders of Series A Preferred Shares (i) a scheduled redemption payment of approximately P$349 million, (ii) dividends for the year ended December 31, 2010 of approximately P$58 million to the Series A Preferred Shares subject to the schedule redemption mentioned in (i) above, and (iii) an amount of approximately P$25 million as an additional distribution amount to those Series A Preferred Shareholders who have entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$ 1= P$1) and releasing Nortel from any claims relating to the “pesificación,” the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the shares subject to such scheduled redemption (all of them approved by Nortel’s shareholders’ meeting held on August 2, 2011). On May 10, 2012, Telecom Argentina paid a dividend of approximately P$807 million to its shareholders for the year ended December 31, 2011 (of which approximately P$442 million was paid to Nortel). This allowed Nortel to redeem all outstanding Series A Preferred Shares, by making available to their holders (i) a scheduled redemption payment of approximately P$363 million, (ii) dividends for the year ended December 31, 2011 of approximately P$105 million, and (iii) an amount of approximately

P$8.3 million as an additional distribution amount to those Series A Preferred Shareholders who then entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1 = P$1) and releasing Nortel from any claims relating to the “pesificación”, the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the Series A Preferred Shares (all of them approved by Nortel’s shareholders’ meeting held on June 13, 2012). In addition, the liquidity obtained from Telecom Argentina’s payment of dividends allowed Nortel to make available (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2011 of approximately P$5.4 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2011 of approximately P$5.6 million (both of them also approved by Nortel’s shareholders’ meeting held on June 13, 2012). On December 27, 2013, Telecom Argentina paid a dividend of approximately P$1,000 million to its shareholders for the year ended December 31, 2012 (of which approximately P$556 million was paid to Nortel). This allowed Nortel to make available also on December 27, 2013 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2012 of approximately P$228 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2012 of approximately P$237 million (both of them approved by Nortel’s Board of Directors at its meeting held on December 16, 2013, pursuant to the powers delegated to it by Nortel’s shareholders at meetings held on April 27, 2012 and April 26, 2013).

At a meeting held on April 23, 2013, Telecom’ shareholders approved, among other proposals, the allocation of Telecom’s non-appropriated retained earnings as of December 31, 2012, resolving to allocate P$1,000 million as a Reserve for Future Dividends in Cash and authorizing the Board of Directors to approve the reduction of such Reserve for the purpose of distributing dividends in cash, taking into account the economic and financial condition of Telecom.

The Board of Directors at its meeting held on December 13, 2013, approved the reduction of the Reserve in the amount of P$ 1,000 million (equivalent to P$1.03 per share). These dividends were available on December 27, 2013.

Telecom’s Annual Shareholders meeting held on April 27, 2012 approved the allocation of the Company’s retained earnings, which included a cash dividend distribution of P$807 million (P$0.82 per share) which was paid in May 2012.

Should Telecom pay any dividends in future periods, Nortel expects to service its obligations in respect of its Series B preferred shares out of such dividends received by Nortel. However, at present, Nortel is unable to predict whether Telecom will make any additional future dividend payments, and consequently, whether Nortel will make future dividend payments.

As provided-by CNV Resolution No. 609/12, positive retained earnings generated by the mandatory adoption of IFRS as from January 1, 2012, should be reassigned to a Special Reserve that can only be utilized for its capitalization or to absorb negative retained earnings. As a result, a total of P$204 million of positive retained earnings generated by the application of IFRS in Nortel’s 2012 statutory financial statements were assigned to the Special Reserve established by CNV Resolution No. 609/12 at the Ordinary and Extraordinary Annual Shareholders’ Meeting held on April 26, 2013.

As of December 31, 2013, Telecom Argentina and its consolidated subsidiaries had approximately P$5,224 million in cash and cash equivalents. Of this amount, approximately P$1,662 million of cash and cash equivalents was held by Telecom Argentina on a stand-alone basis. Telecom Group has approximately P$63 million of restricted cash in connection with legal proceedings. Such restricted cash has been classified as “Other Receivables, net” on our balance sheet.

Capital Expenditures

Telecom estimates that its capital expenditures for 2014 will be approximately P$5.6 billion (P$4.3 billion in tangible assets and P$1.3 billion in intangible assets, particularly SAC). The main investment projects of the Telecom Group in the Fixed Service Segment are related to the reconversion of the network architecture, which involves the replacement of copper by fiber optics in different points (FTTC or fiber connection in the connection lockers, FTTB or fiber in buildings and FTTH or fiber in homes), with the aim of improving the commercial offer and the Internet user experience. The evolution towards new technology helps to optimize the quality of service in terms of stability and availability. In the Mobile Service Segment, Telecom continues with the reconversion technological network plan, mainly through the installation of a second 3G carrier nationwide, which optimizes mobile services in order to have greater speed and capacity accompanying the growth in demand for data traffic. Telecom expects to continue increasing the 3G network capacity to optimize the use of the available spectrum.

See “Item 3—Key Information—Risk Factors—Telecom operates in a competitive environment, that may result in a reduction in its market share in the future.” Telecom expects to finance its capital expenditures through cash generated through its operations and cash on hand; therefore, its ability to fund these expenditures is dependent on, among other factors, its ability to generate sufficient funds internally. Telecom Argentina’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its regulated rates, since the cost of imported materials may increase in peso terms (as a result of the decline in the peso/U.S. dollar exchange rate and higher inflation).

Financial Ratio

Under the terms and conditions of the Series B Preferred Shares (and the Series A Preferred Shares until their final redemption on June 14, 2012), we have agreed not to allow Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any financial debt, if as a result of doing so, Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares), as shown in its unconsolidated financial statements prepared under Argentine GAAP, exceeds 1.75. Since March 2002, the ratio of Telecom Argentina’s total liabilities to its shareholders’ equity exceeded 1.75 as a consequence of the devaluation of the peso. As a result of Nortel’s violation of this covenant, the Series B Preferred Shares acquired, together with the Series A Preferred Shares, the right to appoint one member of the Nortel Board of Directors. Since December 31, 2006 such ratio no longer exceeded 1.75 to 1 and as a result, Series B Preferred Shareholders did not have director voting rights in fiscal years 2007-2013 and will not have director voting rights in fiscal year 2014. The Series A Preferred Shareholders retained their right to appoint a member of the Nortel Board of Directors as a result of the non-payment of the Series A dividends until June 29, 2012, when all accrued Series A dividends were made available by Nortel to the Series A Preferred Shareholders, following the final redemption of the Series A Preferred Shares. On such date, Javier Errecondo and Saturnino Jorge Funes, who had been appointed as Director and Alternate Director, respectively, by a Special Meeting of the Series A Preferred Shareholders on April 7, 2011, ceased to occupy their positions. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series B Preferred Shares—Nortel’s Capital Stock.”

Related Party Transactions

During 2013, Telecom entered into certain transactions with our indirect shareholders Telecom Italia and W de Argentina–Inversiones or their affiliates in the ordinary course of business. For a description of these transactions see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Taxes

Turnover Tax

Under Argentine tax law, Telecom is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Rates in effect ranged from 2.5% to 8.0% for the years ended December 31, 2013, 2012 and 2011, depending on the jurisdiction or goods and services subject to the tax.

Income Tax

Nortel’s and Telecom’s income tax rate is currently 35% of net taxable income for the companies located in Argentina, 10% for Núcleo, 25% for Springville and 34% for Telecom Argentina USA. The amount of income subject to tax is calculated according to tax regulations which contain a different methodology for calculating net taxable income than the methodology used for the preparation of our Consolidated Financial Statements under IFRS. The differences between the methodology of computing income under the tax regulations and under IFRS make it difficult to determine the net taxable income from our income statements. For instance, some deductions from income normally accepted for accounting purposes are not deductible and, accordingly, must be added back to income for tax purposes.

Prior to September 23, 2013, cash dividends paid by Nortel were, in general, exempt from Argentine withholding tax and other taxes. As of September 23, 2013, dividend distributions and gains from transfers of stocks of Argentine companies are subject to income tax. Additionally, under Argentine Income Tax Law, a corporation that makes a distribution of dividends to its shareholders in excess of the amount of its accumulated net taxable income at the close of the previous taxable year, as determined by application of the Argentine Income Tax

Law, shall have to withhold a 35% tax from such excess. This withholding income tax is known as the “equalization tax.” See “Item 10—Additional Information—Taxation—Argentine Taxes—Taxation of Dividends.”

Tax on cash dividends received from a foreign subsidiary is calculated according to the statutory income tax rate. As per Paraguayan tax law, an additional income tax rate of 5% is imposed on dividends that are paid. Additionally, under such law, when dividends are being paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts which are paid to such shareholders. As per Argentine tax law, income tax paid abroad is recognized as tax credit.

Net losses can generally be carried forward and applied against future taxable income for five years.

Thin Capitalization Rules

Argentine Law No. 25,784 modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds by two times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments. During fiscal years 2013, 2012 and 2011, Nortel and Telecom’s deduction of interest expenses was not limited because Nortel and Telecom were able to meet the conditions required for such deduction.

Tax on Minimum Presumed Income

Nortel and certain of the companies in the Telecom Group located in Argentina are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of Nortel’s assets is determined in accordance with the criteria established under the tax laws. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of any tax on minimum presumed income paid in excess of the income tax for such year may be carried forward for a period of up to ten years. This excess may be treated as a credit to be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. During fiscal years 2012 and 2011, income tax was higher than tax on minimum presumed income. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income. Nortel will pay minimum presumed income tax for year 2013, and paid income tax for years 2012 and 2011.

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

Tax on Deposits to and Withdrawals from Bank Accounts

The tax on deposits to and withdrawals from bank accounts under Law No. 21,526 applies to certain deposits to and withdrawals from bank accounts with Argentine financial institutions and to other transactions that, due to their special nature and characteristics, are similar or could be used in lieu of a deposit to or withdrawal from a bank account. Therefore, any deposit to or withdrawal from a bank account opened in an institution regulated by Law No. 21,526, or any transaction deemed to be used in lieu of a deposit to or withdrawal from a bank account, is subject to the tax on deposits and withdrawals unless a particular exemption is applicable. The tax rate in effect since August 1, 2001 has been 0.6% of the transaction volume.

During 2013, 2012 and 2011, the Company and Telecom charged to its income statement P$261 million, P$220 million and P$172 million, respectively, of this tax.

On February 6, 2003, the Ministry of Economy and Public Finance, through General Resolution No. 72/03, authorized us to increase the Basic telephone services rates by the amount of the tax on deposits to and withdrawals from bank accounts as provided for in General Resolution No. 72/03. The amount of the tax charged must be shown in detail on the customers’ bills. The amounts charged before General Resolution No. 72/03 were approximately P$23 million. This amount was subsequently corroborated by CNC audits, resulting in a receivable for Telecom for P$23 million which was recorded under “Other receivables” during 2007. That receivable can be offset with existing and/or future regulatory duties. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rate Regulations—Tax on Deposit to and Withdrawals from Bank Accounts (“IDC”)” in the Telecom Argentina Form 20-F incorporated herein by reference.

Decree No. 534/2004 provides that owners of bank accounts subject to the general tax rate of 0.6% may take into account as a tax credit 34% of the tax originated in credits on such bank accounts. This amount may be computed as a credit for the Income Tax and Tax on Minimum Presumed Income. The amount computed as a credit is not deductible for income tax purposes.

Tax on Personal Property

Argentine Law No. 25,585, as amended by Law No. 26,317, imposes a tax on shares of stock corporations, such as Telecom Argentina’s ADSs and the Class A, B and C Shares. See “Item 10—Additional Information—Taxation—Argentine Taxes—Tax on Personal Property.”

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

The tax rate applied is 0.50%. This tax is computed based on the value of the shareholders’ equity as stated on the most recent annual balance sheet of the Company. The amount paid by us and pending collection from our shareholders as of December 31, 2013, was approximately P$20 million of which P$13 million are included in the allowance for doubtful accounts, based on the recoverability assessment made.

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

Law No. 26,573, which was regulated in 2010, imposes a levy of 1% of the monthly revenues from telecommunication services, excluding prepaid services, which must be collected from the customers. The proceeds of this levy are used to finance the activities of the Ente Nacional de Alto Rendimiento Deportivo—ENARD (National Board of High Performance Sport).

Research and Development, Patents and Licenses, etc.

None.

Trend Information

The information contained under “Item 5—Operating and Financial Review and Prospects—Trend Information” in the Telecom Argentina Form 20-F included as an exhibit hereto is hereby incorporated herein by reference.

Contractual Obligations

Nortel does not have material contractual obligations or purchase commitments. Telecom Argentina’s consolidated contractual obligations and purchase commitments as of December 31, 2013 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in million of Argentine Pesos)
Debt obligations (1)	31	113	159	—	303
Operating lease obligations	372	375	149	71	967
Purchase obligations (2)	4,112	89	67	122	4,390
Other long-term liabilities (3)	94	93	53	70	310

Total	4,609	670	428	263	5,970

(1)	Includes P$68 million of future interest.
(2)	Other than operating lease obligations.
(3)	Includes voluntary retirement program, pension benefits and other long-term payables.

(b) Unconsolidated

Nortel is a holding company whose principal asset is its approximately 55.60% of the common stock of Telecom Argentina. Therefore, the following discussion should be read in conjunction with Nortel’s and Telecom Argentina’s financial statements and notes thereto included elsewhere herein and in the Telecom Argentina Form 20-F incorporated herein by reference, respectively, and with “Item 5—Operating and Financial Review and Prospects” in the Telecom Argentina Form 20-F incorporated herein by reference under (c) of this Item 5. Such financial statements and notes thereto have been prepared in accordance with IFRS.

General

Nortel’s sole substantial activity is owning a controlling interest in Telecom Argentina’s shares of common stock and its sole substantial source of cash income is cash dividends paid on such shares. The unconsolidated financial data as of December 31, 2013 included herein accounts for Nortel’s approximately 54.74% of the common stock of Telecom. Because Telecom Argentina owns 15,221,373 of its own Class B Shares at the date of this Annual Report, our ownership of the outstanding shares amounts to 55.60%. The Consolidated Financial Statements included elsewhere in this Form 20-F consolidate Telecom’s operations with Nortel’s. Nortel’s principal use of cash is to make redemption payments on any debt and dividend payments on its Series B preferred stock and shares of common stock. A percentage equal to 48.96%, calculated in accordance with a formula set forth in the terms of the Series B Preferred Shares, of cash remaining after Nortel has paid or reserved for its operating expenses is required to be distributed to the holders of Series B Preferred Shares. The remaining cash equal to 51.04% is distributed to holders of shares of common stock. Nortel is required to distribute all of its cash every year, according to the terms and conditions of the Series B Preferred Shares. Before their final redemption on June 14, 2012, dividend and redemption (amortization) payments on Nortel’s Series A Preferred Shares had priority over dividend payments on Nortel’s Series B shares and Nortel’s shares of common stock. Nortel may only make dividend payments to holders of Series B Preferred Shares and holders of shares of common stock if it has sufficient retained earnings legally available for distribution, in accordance with Argentine law, which provides that dividends may be paid out of liquid and realized profits based on a financial statement prepared under GAAP effective in Argentina (IFRS in the case of listed companies such as Nortel).

See “—Liquidity and Capital Resources” in the consolidated financial analysis above for a discussion of Telecom Argentina’s cash dividend payments and Nortel’s application of proceeds therefrom.

Administrative Expenses

Administrative expenses in 2013 and 2012 were approximately P$18 million and P$14 million, respectively, consisting primarily of employee benefit expenses, taxes and fees for services.

Financial Results, Net

For 2013 and 2012, net financial results amounted to a loss of P$12 million and a loss of P$42 million, respectively, due to interest on tax duties and to interest on financial debt including payments to holders of Series A Preferred Shares, respectively.

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

At December 31, 2013 and 2012, Nortel had approximately P$77 million and P$8 million, respectively, of cash and cash equivalents on a stand-alone basis (excluding amounts held by Telecom).

Should Telecom Argentina pay dividends in future periods, Nortel expects to service its obligations in respect of its preferred shares out of such dividends received by it. However, at present, Nortel is unable to predict whether Telecom Argentina will make any additional future dividend payments.

As of December 31, 2013, Nortel does not have outstanding financial debt.

Off-Balance Sheet Arrangements

None.

Safe Harbor

See the discussion at the beginning of this Item 5 and “Forward-Looking Statements” in the introduction of this Annual Report, for forward-looking statement safe harbor provisions.

(c) Telecom Argentina’s Operating and Financial Review and Prospects

The information contained under “Item 5—Operating and Financial Review and Prospects” in the Telecom Argentina Form 20-F included as an exhibit hereto is hereby incorporated herein by reference in partial answer to this Item 5. See Exhibit 15(g).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors

Nortel’s Board of Directors is responsible for the management of Nortel’s business. The Company’s bylaws provide that Nortel’s Board of Directors will consist of no less than four but no more than eight members and an equal number of alternate directors, for the same term to fill any vacancies. Shareholders must appoint a number of alternate directors equal to or less than the number of directors. Therefore, as of this date Nortel has seven directors, and seven alternate directors. Three directors and three alternate directors are independent under SEC regulations and therefore are neither employed by, nor affiliated with, Telecom, the Telecom Italia Group or W de Argentina – Inversiones. See “Item 7—Major Shareholders and Related Party Transactions.” The directors are so elected at a shareholders’ meeting and hold office for a renewable term of three years (pursuant to an amendment to the Company’s bylaws approved by the extraordinary shareholders’ meeting held on October 26, 2010) or until replaced at a shareholders’ meeting. See “Item 7—Major Shareholders and Related Party Transactions—Shareholders’ Agreements” in the Telecom Argentina Form 20-F incorporated herein by reference.

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

The following table lists the directors and alternate directors of the Company as of December 31, 2013 and as of the date of this Annual Report:

Name	Position	Class of Shares Represented	Date of Designation
Patrizio Graziani (1)	Chairman of the Board of Directors	Common stock	April 27, 2012
Eduardo Federico Bauer	Vice Chairman of the Board of Directors	Common stock	April 7, 2011
Andrea Balzarini	Director	Common stock	April 7, 2011
Lorenzo Canu	Director	Common stock	April 26, 2013
Domingo Jorge Messuti	Director	Common stock	April 26, 2013
Julio Pedro Naveyra	Director	Common stock	April 7, 2011
María Inés Cecilia de San Martín (2)	Director	Common stock	July 26, 2012
Dionisio Dima	Alternate Director	Common stock	April 7, 2011
Francesco Saverio Bruno (3)	Alternate Director	Common stock	April 7, 2011
Diego María Serrano Redonnet (4)	Alternate Director	Common stock	July 29, 2013
Daniel Cristian Falck (4)	Alternate Director	Common stock	July 29, 2013
Pablo Rodrigo Tarantino	Alternate Director	Common stock	April 7, 2011
Fabiana Leticia Marges	Alternate Director	Common stock	April 7, 2011
Mario Biondi (5)	Alternate Director	Common stock	July 26, 2012

(1)	Ratified as director by the Annual shareholders’ meeting held on June 13, 2012.

(2)	Ratified as director by the Annual shareholders’ meeting held on April 26, 2013.
(3)	Mr. Bruno submitted his resignation for personal reasons on March 18, 2014, which resignation shall be considered by the Board of Directors at its meeting to be held on April 14, 2014.
(4)	Provisionally appointed by the Supervisory Committee to replace María Paola Martinuzzi and Pedro Eugenio Aramburu, elected as alternate directors on December 16, 2011 and April 7, 2011, respectively, whose resignations were accepted by Nortel’s Board on July 29, 2013.
(5)	Ratified as alternate director by the Annual shareholders’ meeting held on April 26, 2013.

Patrizio Graziani holds a degree in Economics and Business Administration from Universitá degli Studi La Sapienza, Roma and a Doctor degree in Economics. Accounting expert and Legal auditor. He is at present appointed Chairman of Sofora Telecomunicaciones S.A., and Tierra Argentea S.A. Since November 2013 he is appointed Director of Purchasing and Real Estate Department of Telecom Argentina S.A. Mr. Graziani is also Director and member of Internal Control and Risk Committee, and Remuneration Committee of TIM Participasoes (Brazil) and since April 2010 he is appointed Chairman of HR Services, company of Telecom Italia Group. He was Director and member of Operations Committee of Telecom Argentina (2012-oct.´13) and Telecom Personal (2010-oct´2013). In April 2011 he assumed as Assistant and Head of Staff Manager to the Chairman & CEO of Telecom Italia Group, until October 2013. He was born on April 3, 1965.

Eduardo Federico Bauer is a lawyer. He is Vice Chairman of the Board of Directors of Micro Sistemas. He is director of Sofora. He is an alternate director of Telecom Argentina S.A. and Personal S.A. He is also an Alternate Director of Caja de Seguros S.A., La Caja Aseguradora de Riesgos del Trabajo ART S.A., La Caja de Seguros de Retiro S.A., La Estrella S.A. Cía de Seguros de Retiro, Ritenere S.A. and Pluria Productores de Seguros S.A. He was born on January 14, 1950.

Andrea Balzarini is an economist. Mr. Balzarini has carried out different roles in Pirelli and Olivetti and joined the Telecom Italia Group in 2003. Since 2010, he has been Head of Finance for the Telecom Italia Group, as well as Chairman of Telecom Italia Finance S.A. and Telecom Italia Capital S.A. He was born on September 19, 1970.

Lorenzo Canu has been in charge of management of corporate affairs of the international subsidiaries of the Telecom Italia Group, within the Legal Affairs Department of Telecom Italia S.p.A., since 1997. He is a member of the Board of Directors of Telecom Personal S.A. and alternate Board member in Telecom Argentina S.A. Mr. Canu was born in Rome in 1963 and has a University Degree in Law.

Domingo Jorge Messuti holds a Master’s degree in Business Administration from Columbia University, and a Ph.D. in Economics from the University of Buenos Aires. He has an extensive professional and academic experience. He was born in Buenos Aires on May 17, 1938.

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

Dionisio Dima is a lawyer. Mr. Dima joined the Telecom Italia Group in 1995, currently he is in charge of Group M&A in the Finance and M&A Legal Affairs Department of Telecom Italia S.p.A. He was born on September 13, 1967.

Francesco Saverio Bruno is an engineer. Mr. Bruno has built a career with thirty years of experience in the telecom industry working in different roles within SIRTI, Stet, Stet International and Telecom Italia. Currently he is a member of the board of directors at several subsidiaries of the Telecom Italia Group including Telecom Italia International NV and Sofora. He was born on June 9, 1955.

Diego Serrano Redonnet is a lawyer. He holds a law degree from the Argentine Catholic University and a Master of Laws from Harvard Law School. He is a member of the Supervisory Committees of Microsistemas, Banco Santander Río S.A., BRS Investment S.A., ISBAN Argentina S.A., Santander Río Servicios S.A., Santander Río Trust S.A., Santander Río Sociedad de Bolsa S.A., RSA Seguros Argentina S.A., Aseguradora de Créditos y

Garantías S.A., Atlantis Sociedad Inversora S.A., El Comercio Compañía de Seguros a Prima Fija S.A., Perevent Empresa de Servicios Eventuales S.A. and Santa María del Sol S.A., as well as an Alternate Director of Sofora and Personal. He is an alternate member of the Supervisory Committees of Virginia Surety Compañía de Seguros S.A. and Combined Insurance Company de Argentina S.A. He is also a professor at Universidad Católica Argentina. He was born on September 18, 1966.

Daniel Cristian Falck is a lawyer. He is Director of Cocovi S.A., Bromelia S.A., Optimar S.A.I.C. He is member of the Supervisory Committees of Ingenieria Gastronomica S.A., Fortin de Gainza S.A., Sidernet S.A., Prestaciones Globales Siderurgica S.A. He was born in Buenos Aires (República Argentina) on May 20 1956.

Pablo Rodrigo Tarantino is a lawyer and has 10 years of experience in the practice of corporate law. He is also a Director of Sofora. He is member of the City of Buenos Aires Bar. He was born on July 7, 1975.

Fabiana Leticia Marges is an accountant. She is a Certified Auditor in Informatics Systems (since 1992) and Certified Administrator in Information Security (since 2004). She has been a partner of PricewaterhouseCoopers until 2002, in the area of Global Risk Management Solutions, performing tasks of auditing and consulting in financial entities and insurance companies among others. She acts as a facilitator, at workshops related to COBJT standard, organized by ISACA, ABA and AGN. She has been professor of Audit and Control Systems at several Argentine universities. She was also an instructor in internal and external courses conducted by PricewaterhouseCoopers. and at the CISA program organized by ISACA Buenos Aires Chapter . She also stands as a speaker at international conferences LATIN CACS of ISACA. She is a founding member of the Buenos Aires Chapter of ISACA, Chairman of such chapter for the periods 1994/95 and 2004/2005, and member of the Institute of Internal Auditors of Argentina. Since 2004, she has been a partner of MIA Consultores and has managed projects related to the implementation of governance models for the information technology such as COBIT and IS027000, for financial entities and other companies in Argentina, Brazil, Colombia, Costa Rica, Mexico and Paraguay. She was born on November 13, 1959.

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

Supervisory Committee

Argentine law requires that any corporation with share capital in excess of P$10,000,000 or which provides a public service or which is listed on any stock exchange or is controlled by a corporation that fulfills any of the aforementioned requirements, to have a Supervisory Committee. The Supervisory Committee is responsible for overseeing the Company’s compliance with its bylaws and Argentine law and, without prejudice to the role of external auditors, is required to present a report on the accuracy of the financial information presented to the shareholders by the Board of Directors at the Annual Ordinary Shareholders’ Meeting. The members of the Supervisory Committee are also authorized

•	to call ordinary or extraordinary Shareholders’ Meetings;

•	to place items on the agenda for meetings of shareholders;

•	to attend meetings of shareholders; and

•	generally to monitor the affairs of Nortel.

Pursuant to Law No. 26,831, all members of the Supervisory Committee of a public company must be independent.

Nortel’s bylaws provide that the Supervisory Committee is to be formed by three members and three alternate members, elected by the majority vote of all holders of shares of common stock. Members of the Supervisory Committee are elected to serve one-fiscal year terms and may be reelected.

The following table lists the members and alternate members of the Supervisory Committee through December 31, 2013 and as of the date of this Annual Report:

Name	Position and Date of Designation*	Profession
Susana Margarita Chiaramoni	Member of the Supervisory Committee—April 26, 2013	Lawyer
Ignacio Arrieta	Member of the Supervisory Committee—April 26, 2013	Lawyer
Gerardo Prieto	Member of the Supervisory Committee—April 26, 2013	Accountant
Jacqueline Berzón	Alternate Member of the Supervisory Committee— April 26, 2013	Lawyer
Tomás Insausti	Alternate Member of the Supervisory Committee— April 26, 2013	Lawyer
Guillermo Feldberg	Alternate Member of the Supervisory Committee— April 26, 2013	Accountant

*	Term of position expires or may be extended at the next annual shareholders’ meeting.

All members of the Supervisory Committee are independent under CNV rules.

Ignacio Arrieta is a lawyer. Mr. Arrieta’s practice comprises all aspects of corporate law, with a focus on mergers and acquisitions, securities issues and corporate finance, private equity and venture capital transactions. His work covers a wide range of industries; he has particular expertise in advising on deals in the energy and the agribusiness sectors. His clients include corporations, private equity funds and investment banks. From 2006 to 2010 he was a partner at Fortunati Abogados. Prior to founding lnsausti & Arrieta, Mr. Arrieta worked at Hope Duggan & Silva in Buenos Aires and at Covington & Burling in Washington, D.C. (2003-2004), where he advised clients on international arbitration proceedings before the World Bank. In recent years, he has served as board member of major publicly held companies, including Petrobras Energia & Participaciones S.A. He is currently director and member of the audit committee of Quickfood S.A., an Argentine company controlled by Brasil Foods. Mr. Arrieta received a JD degree from the University of Buenos Aires Law School in 1999 and an LL.M. degree from the University of Chicago Law School in 2003. He is admitted to practice in the New York State Bar since 2004. He was born on October 7, 1975.

Susana Margarita Chiaramoni is a lawyer with extensive experience in corporate and financial law and degree in Management and History of Arts. She is a member of the Supervisory Committee of Telecom Argentina S.A since 2013. She was born on June 24, 1953.

Gerardo Prieto is an accountant. He has been a member of the Supervisory Committee since 2004. He is also a member of the Supervisory Committees of Sofora, Personal, Telecom Argentina and Micro Sistemas. He is Chairman of Campofin S.A., Polifin S.A., Pluria Productores de Seguros S.A., La Caja Aseguradora de Riesgos del Trabajo ART S.A. and Cabaña Doble G del Litoral S.A. He is a director of Industrial and Commercial Bank of China (Argentina) S.A., Caja de Seguros S.A. Gregorio, Numo y Noel Wethein SAAGCel and Ritenere S.A. He is also an alternate director of La Caja de Seguros de Retiro S.A., Caja de Ahorro y Seguro S.A. and La Estrella S.A. Compañía de Seguros de Retiro. He was born on March 3, 1951.

Tomás Insausti began his career with Seitún law firm, where he worked from June 2001 through September 2007. In April 2008, he was appointed commercial manager of Central Resources in Argentina. Among other responsibilities, he was in charge of crude marketing, treasury, relations with unions and institutional relations. He represented the company at the CEPH, the Association of Crude Oil Producing Companies and with the federal and provincial authorities. In September 2009 Tomás returned to the law practice. His practice primarily involves Oil & Gas law, Corporate law, Business law and Corporate Social Responsibility. He is also currently part time advisor to the Government of the City of Buenos Aires. He was born on April 13, 1977.

Jacqueline Berzón is a lawyer. From 2005 to 2010 she served as an alternate member and as a member of the Supervisory Committee of Telecom Argentina. She is a member of the Supervisory Committee again since 2013. She is currently a member of the Supervisory Committee of Telecom Personal S.A., Monsanto Argentina SAIC and Chairwoman of Hungry Man Argentina S.R.L. She was born on October 9, 1975.

Guillermo Feldberg is a public accountant. He has been an alternate member of our Supervisory Committee since 2004. He is also an alternate member of the Supervisory Committees of Telecom Argentina, Personal, Micro Sistemas and Sofora. He is Chairman of Agropecuaria La Victoria S.A., Caroline Establecimientos Agropecuarios S.A., Ineba S.A., Izzalini Trade S.A., GWF S.A., Majuida S.A., Viosan S.A., Associacion ORT Argentina and Pintarko S.A. He is Vice Chairman of Doble “G” del Litoral S.A. and Fundación Ineba (Instituto de Neurociencias Buenos Aires). He was born on February 20, 1951.

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

On May 22, 2001 the Argentine government issued Decree No. 677/01, entitled “Regulation of Transparency of the Public Offering,” or the “Transparency Decree” (replaced since January 28, 2013 by equivalent articles included in Law No. 26,831. See “Item 9. The Offer and Listing—The Argentine Securities Market—New Capital Market Act – Law No. 26,831” below). The intention of this decree was to move towards the creation of an adequate legal framework that may strengthen the level of protection of investors in the market. The main objectives of the Transparency Decree were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient reallocation from savings to investments and good practices in the administration of corporations.

The Transparency Decree (and now Law No. 26,831) vests in members of the Board of Directors:

•	the duty to disclose certain events, such as any fact or situation capable of affecting the value of the securities or the course of negotiation;

•	the duty of loyalty and diligence;

•	the duty of confidentiality; and

•	the duty to consider the general interests of all shareholders over the interest of the controlling shareholder.

A director will not be liable if, notwithstanding his presence at a meeting at which a resolution was adopted or his knowledge of the resolution, a written record exists of his opposition thereto and he reports his opposition to the Supervisory Committee before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the Shareholders’ Meeting, the competent governmental agency or the courts. Any liability of a director vis-à-vis Nortel terminates upon approval of the directors’ performance by the Shareholders’ Meeting, provided that shareholders representing at least 5% of our capital stock do not object and provided further that this liability does not result from a violation of the law or the Company’s bylaws or regulations.

Additionally, Law No. 26,831 provides that those who infringe the provisions set forth therein shall be subject, in addition to civil and criminal liability (as applicable), to certain sanctions including warnings, fines, disqualification, suspension or prohibition from acting under the public offering regime.

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

Audit Committee

Law No. 26,831 provides that companies with publicly-listed shares shall appoint an audit committee, or the “Audit Committee,” to be formed by three or more members of the Board of Directors. Under CNV rules, the majority of the members of the Audit Committee must be independent. In order to qualify as independent, the director must be independent with respect to the company, any controlling shareholders or any shareholders that are significant participants in the company and cannot carry out executive duties for the company. A member of the Board of Directors cannot qualify as an independent director if he or she is a relative of a person who would not qualify as an independent director if such relative were appointed as a member of the Board of Directors.

Among the duties of the Audit Committee shall be:

•	providing the market with complete information on transactions with which there might be a conflict of interest with the members of the corporate bodies or controlling shareholders;

•	giving an opinion on the fulfillment of legal requirements and reasonableness of the conditions for the issuance of shares or securities convertible into shares, in the case of capital increases where preemptive rights have been excluded or limited;

•	giving an opinion regarding transactions with related parties in certain cases;

•	supervising internal control systems and verifying the fulfillment of norms of conduct; and

•	reviewing the plans of external auditors and evaluating their performance and their independence, among others.

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

At its meeting of April 26, 2013, the Board of Directors elected Mr. Julio Pedro Naveyra, Mr. Domingo Jorge Messuti and Ms. María Inés Cecilia de San Martín to the Audit Committee. All members have the experience required by Section 13, Chapter II of the CNV rules and are independent directors under SEC regulations and CNV rules. Mr. Naveyra was appointed as the Committee’s financial expert.

There is no family relationship between any Director, Alternate Director, member of the Supervisory Committee or executive officer and any other Director, Alternate Director, member of the Supervisory Committee or executive officer.

Officer

On April 15, 2013, Jorge Alberto Firpo ceased to occupy his position as General Manager and sole officer of Nortel, which he had occupied since July 1, 2011. He thereafter remained as advisor to Nortel’s Chairman of the Board until December 31, 2013.

As from April 15, 2013, all managerial functions have been performed by Nortel’s Chairman of the Board who, under Argentine law, is also Nortel’s President.

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

A General Manager of Nortel would not have any policy-making authority. A General Manager would act at the direction of the directors in carrying out their policies and business decisions. At the annual shareholders’ meeting held on April 29, 2004, the shareholders of Nortel agreed to the purchase of a civil liability insurance policy to cover Directors, Members of the Supervisory Committee and any other officer or manager of the Company, against any judicial or non-judicial claim derived from or related to their duties at Nortel. Such insurance was thereafter purchased by Nortel and has remained in effect since then.

Compensation

The compensation of the members of the Board of Directors and the Supervisory Committee of Nortel is established for each fiscal year at the annual meeting of shareholders.

During the year ended December 31, 2013, Nortel was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

Accrued compensation as of December 31, 2013 for the members of the Board of Directors and the members of the Supervisory Committee acting as from April 26, 2013 was approximately P$6.97 million and P$3.61 million, respectively. The portion of these amounts corresponding to Nortel results from the proposal made by Nortel’s Board of Directors, with the prior favorable opinion of the Audit Committee, for the aggregate compensation to the members of the Board of Directors and the Supervisory Committee in connection with their duties performed since April 26, 2013. Such compensation is subject to approval by the Annual Ordinary Shareholders’ meeting which will be held on April 29, 2014.

As of December 31, 2013 compensation paid by Nortel and its subsidiaries as advance payments to the members of the Board of Directors and members of the Supervisory Committee of Nortel acting since April 26, 2013 was approximately P$1.48 million and P$1.33 million, respectively, for fiscal year 2013. Therefore, the aggregate compensation paid by Nortel and its subsidiaries to the members of Nortel’s Board of Directors and the members of Nortel’s Supervisory Committee acting as from April 26, 2013, was approximately P$2.81 million for fiscal year 2013.

Nortel has no stock option plans for its personnel, or for its members of the Board of Directors or the Supervisory Committee.

Employees

As of the date of this Annual Report, Nortel has 5 employees, each of whom performs general and administrative services. For information regarding Telecom Argentina’s employees, see “Item 6—Directors, Senior Management, and Employees—Employees and Labor Relations” in the Telecom Argentina Form 20-F incorporated herein by reference.

Share Ownership

None.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The ownership of Nortel’s shares of common stock as of April 14, 2014 was as follows:

Shareholder	Percentage
Sofora Telecomunicaciones S.A.	100%

Sofora

Sofora is an Argentine holding company which owns 100% of the shares of common stock of Nortel, which represents 78.38% of the total capital stock of Nortel.

The ownership of Sofora’s stock as of the date of this Annual Report is as follows:

Shareholders	Percentage
Telecom Italia Group (1)	68.00
W de Argentina – Inversiones S.L.	32.00
Total	100.00

(1)	Includes 35.5% of Sofora’s stock owned through Telecom-Italia International N.V. and 32.5% of Sofora’s stock owned through Telecom Italia.

On November 14, 2013 Telecom Italia S.p.A and Telecom Italia International N.V. (collectively, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea”, a company controlled by the Sellers) announced their acceptance of the offer made by Fintech to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel, and Tierra Argentea. The purchase offer was for a total amount of US$960 million, of which US$859.5 million will be paid as consideration for the sale of:

•	68% of the ordinary shares of Sofora held by Telecom Italia and Telecom Italia International (US$750.8 million);

•	15,533,834 Class B Shares of Telecom Argentina, representing 1.58% of the share capital, held by Tierra Argentea (US$61.2 million);

•	2,351,752 American Depositary Shares, representing 117,588 Preferred B Shares of Nortel, equal to 8% of the Preferred B Shares held by Tierra Argentea (US$47.5 million).

The remaining US$100.5 million will be paid pursuant to additional agreements related to the transaction, including an agreement to continue providing the Telecom Argentina companies technical support and other services for up to three years, the waiver and amendment of certain rights under the current Shareholders’ Agreement relating to Telecom Argentina, in favor of the Werthein Group, which will retain 32% of the voting shares of Sofora, and the commitment by Fintech to pay amounts already reserved for dividends by Telecom Argentina, if such dividends are not declared and paid by the Telecom Argentina group prior to closing.

In implementing the above-mentioned agreements, on December 10, 2013, the Class B Shares of Telecom Argentina and the Class B Shares of Nortel owned by Tierra Argentea were transferred to Fintech for a total amount of US$108.7 million. As a result, the Telecom Italia Group’s economic interest in Telecom Argentina is now reduced to 19.3%.

The transfer of the shares held by the Telecom Italia Group in Sofora is conditional upon prior approval by regulatory authorities.

If the transaction is consummated, Fintech will have the ability to exert significant control over Telecom Argentina, including the right to nominate, through us and Sofora, the majority of Telecom Argentina’s directors pursuant to the terms of the Shareholders’ Agreement.

The shares of common stock owned by Sofora constitute all of Nortel’s common capital stock. In the event of certain payment defaults or breaches of covenants, holders of Nortel’s Series B preferred stock obtain voting rights and collectively have the right to elect one director of Nortel. No such right is currently held.

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

Further, pursuant to the List of Conditions, as amended, neither of Telecom Italia Group nor W de Argentina – Inversiones shall reduce their respective equity interest in Sofora to less than 15%, without regulatory authority approval. The List of Conditions does not specifically provide a penalty if this restriction is violated.

Pursuant to a resolution adopted at Nortel’s Extraordinary Shareholders’ Meeting held on December 16, 1999, Nortel’s capital structure was modified to eliminate its Series C and D shares of common stock. As of the date of filing of this Annual Report, Nortel has a single class of shares of common stock.

W de Argentina—Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. have signed a Shareholders’ Agreement for the joint management of Sofora, Nortel, Telecom Argentina and its subsidiaries, including Telecom Personal, which was amended on August 5, 2010, on October 2010 and on March 2011.

The Telecom Italia Group

The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.

The Telecom Italia Group is engaged principally in the communications sector and, particularly, the fixed and mobile national (Italy) and international telecommunications sector.

As of December 31, 2013, the Telecom Italia Group had approximately 13.2 million physical accesses (retail) in Italy, a decrease of 0.8 million compared to December 31, 2012. The Wholesale customer portfolio in Italy reached approximately 7.2 million accesses for telephone services at December 31, 2013 (stable compared to December 31, 2012).

The Broadband portfolio in Italy reached 8.7 million accesses at December 31, 2013 (consisting of approximately 6.9 million retail accesses corresponding to a market share of approximately 50% and 1.8 million wholesale accesses), a decrease of approximately 0.2 million compared to December 31, 2012.

In addition, the Telecom Italia Group had approximately 31.2 million mobile telephone lines in Italy at December 31, 2013, a decrease of approximately 0.9 million compared to December 31, 2012.

As of December 31, 2013, the Telecom Italia Group had 73.4 million mobile telephone lines in Brazil (70.4 million at December 31, 2012).

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

After the above-mentioned acquisitions and as of the date of this Annual Report, the Telecom Italia Group direct and indirect stake in Telecom Argentina amounts to 19.3% of its economic rights.

W de Argentina – Inversiones S.L.

W de Argentina – Inversiones S.L., a company of the Werthein Group, is a company owned by Daniel Werthein, Adrián Werthein, Gerardo Werthein and Darío Werthein. The Werthein Group’s main lines of business include farming and oil operations, insurance and real estate activities, as described below:

•

Farming and Oil Operations. Gregorio, Numo y Noel Werthein S.A.A.G.C. e I. (“GNNW”) is the name of the company that handles the businesses of the Werthein Group, mainly related to agribusiness activities and food products. The company owns more than 196,453 acres in the primary farming areas of Argentina, harvesting more than 43,144 tons of different crops and with more than 23,820 heads of cattle dedicated to meat production. It is also involved in the manufacturing of processed fruits as well as teas and other infusions. Most of its products are aimed at the international markets with important exports worldwide. GNNW is also carrying out, through joint ventures, studies, exploration and exploitation of hydrocarbon in Province of La Pampa, Argentina.

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

W de Argentina – Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. have signed a shareholders’ agreement for the joint management of Sofora, Nortel, Telecom Argentina and its subsidiaries, including Personal which was amended in August 2010, October 2010 and March 2011. See “—Shareholders’ Agreement” below.

On August 5, 2010, the Shareholders’ Agreement was amended by the parties. As a result of the commitment of the shareholders of Sofora Telecomunicaciones S.A. before the CNDC, on October 13, 2010 further modifications were introduced. On March 9, 2011, in connection with the transfer of 10% of the share capital of Sofora Telecomunicaciones SA in favor of Telecom Italia International NV held on that date, further amendments to the Shareholders’ Agreement were introduced in order to preserve the government rights that parties had until then, clarifying that even though W de Argentina—Inversiones S.L. would have 32% of the share capital of Sofora Telecomunicaciones SA, W de Argentina—Inversiones S.L. kept the same government rights that it had under the Shareholders’ Agreement, as it if continued to hold 42% of the share capital of Sofora Telecomunicaciones SA (hereinafter the Shareholders’ Agreement and its modifications, the “New Shareholders’ Agreement”). For additional information about the New Shareholders’ Agreement, see “—Shareholders’ Agreement” below.

Ownership of Nortel’s Shares of common stock

The following table sets forth, as of April 14, 2014 (except as described below), and based upon information available to the Company, each owner of 5% of any class of the Company’s equity securities and the total amount of each class of the Company’s equity securities owned by the Company’s directors and officers, as a group.

	Number of Shares Owned	Percent of Class
Series B Preferred Shares (1)(2)(3):
Fintech Advisory Inc.	228,915	15.57%
Berkley Capital	189,039	12.80%
Galisteo Investments C.V.	145,000	9.86%

Shares of common stock:
Sofora Telecomunicaciones S.A.	5,330,400	100%

(1)	The Series B Preferred Shares have limited voting rights, which are not currently in effect. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series B Preferred Shares—Nortel’s Capital Stock—Voting Rights” for a description of the voting rights of the Series B Preferred Shares.
(2)	Share ownership information is based on the best information available to the Company. However, current holdings may be different.
(3)	Banco Santander Rio S.A., Buenos Aires is the record holder of all of the Series B Preferred Shares. Information presented relates to reported ownership by beneficial owners holding 5% or more of the Series B Preferred Shares.

As of April 14, 2014, there were approximately 29,409,100 Series B ADSs (representing 1,470,455 Series B Preferred shares, or 100% of all Series B Preferred shares outstanding) held in the United States. Since certain of these Series B ADSs are held by nominees, the number of beneficial owners may be greater or less than such estimate.

“Telco” and “TI-W” Commitments

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefónica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Telco Transaction”). On December 22, 2009, Sintonia S.A. (Benetton) left the consortium and its participation was assumed by the remaining shareholders of Telco S.p.A. on a pro rata basis. As of December 31, 2013, Telco holds 22.4% of Telecom Italia S.p.A.’s voting shares.

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

On August 5, 2010, Telecom Italia S.p.A., Telecom Italia Internacional N.V. and W de Argentina agreed to:

•	A settlement agreement to end all legal proceedings existing between the parties as direct shareholders of Sofora and indirect shareholders of the remaining companies of the Telecom Argentina Group (Sofora, Nortel, Telecom Argentina and its subsidiaries and Personal and its subsidiaries), which had been originated as a result of the Telco Transaction.

•	Amend the 2003 Shareholders’ Agreement. The amendment includes, among other things, certain measures to guarantee a more efficient corporate governance of the Telecom Argentina Group companies. As part of the agreement, a Telecom Argentina and Personal’s Regulatory Compliance Committee was created and will remain in place for as long as Telefónica, S.A. (of Spain) owns any subsidiaries in Argentina and concurrently maintains any direct or indirect participation in the Telecom Italia Group and maintains corporate rights similar to those provided by the Telco Transaction.

•	The transfer of 8% of the capital stock of Sofora from W de Argentina to Telecom Italia International N.V., subject to the applicable authorizations. This increased Telecom Italia Group’s participation to 58% of the capital stock of Sofora (the “TI-W Transaction”).

On October 6, 2010, Telefónica, S.A. (of Spain), Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Telco S.p.A, and, as intervening parties, Telecom Italia S.p.A., Telecom Italia International N.V., Sofora, Nortel, Telecom Argentina, Personal, Telefónica de Argentina S.A. and Telefónica Móviles Argentina S.A., submitted before the CNDC an agreement (the “Telco Commitment”). The Telco Commitment ensures the separation and independence of the activities in the Argentine telecommunications market, of Telefónica, S.A. (of Spain) and its controlled subsidiaries, on one hand, and Telecom Italia S.p.A., Telecom Italia International N.V., Sofora, Telecom Argentina and Personal, on the other, preserving and encouraging the competition conditions of such companies’ activities in the national market.

In addition, in connection with the TI-W Transaction, Sofora’s shareholders submitted before the CNDC an agreement with respect to the administration and governance of the Telecom Argentina Group (the “TI-W Commitment”).

On October 12, 2010, the CNDC issued Opinions No. 835 and 836 in connection with the Telco Transaction and the TI-W Transaction, respectively. In Opinion No. 835, the CNDC advised, among other things, the Secretary of Economic Policy of the Economy Ministry to accept the Telco Commitment with the clarifications and specifications made in Title XIV of such Opinion, and, consequently, subject the approval of the Telco Transaction, pursuant to Section 13, paragraph b) of the Argentine Antitrust Act to the irrevocable and effective fulfilling of the Telco Commitment with the clarifications and specifications as mentioned. In addition, the CNDC made some pro-competition recommendations to the SC and to the CNC, which are included as Annex I to such Opinion.

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

On October 26, 2010, Nortel’s Board of Directors ratified the execution by Nortel of the Telco Commitment, accepted all the obligations and commitments that Nortel has assumed in the Telco Commitment, with the clarifications and specifications relating to them, made by the CNDC in Chapter XIV of its Opinion No. 835, and adopted a number of measures for its effective implementation, including the creation of a Regulatory Compliance Committee. In addition, it accepted its own obligations arising from the TI-W Commitment submitted to the CNDC, in the file referring to the TI-W Transaction, with the clarifications and specifications that are referred to them, made by the CNDC in Paragraph V.2 of its Opinion No. 836 dated October 12, 2010, and adopted a series of measures for their effective implementation.

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

Shareholders’ Agreement

On August 5, 2010, Telecom Italia S.p.A. and Telecom Italia International N.V. (jointly, the “Telecom Italia Group”) and W de Argentina Inversiones (jointly with the Telecom Italia Group, the “Parties”), entered into the 2010 Amended and Restated Shareholders’ Agreement, as amended on October 13, 2010 – as a consequence of the TI-W Commitment – and on March 9, 2011 (the “New Shareholders’ Agreement”) that amended the provisions and terms of the 2003 Amended and Restated Shareholders’ Agreement (the “2003 Shareholders’ Agreement”).

Below is a brief summary of the main terms and conditions of the New Shareholders’ Agreement and the principal amendments to the 2003 Shareholders’ Agreement, considering the new composition of capital stock of Sofora (68% for Telecom Italia Group and 32% for W de Argentina Inversiones):

With respect to Sofora:

•	W de Argentina shall have the right to appoint four out of nine Board members and the Telecom Italia Group shall have the right to appoint the remaining five Board members. Decisions will be made by the majority of directors present at each meeting.

•	W de Argentina shall have the right to nominate the Chairman of the Supervisory Committee.

With respect to Nortel:

•	W de Argentina shall have the right to appoint two out of seven Board members and the Telecom Italia Group shall have the right to appoint four Board members. The seventh director will be nominated by the Preferred Series A and Preferred Series B Shareholders of Nortel, as long as they have such rights in accordance with the terms and conditions of issuance of the preferred shares (as of December 31, 2013 there were no outstanding Preferred Series A shares). In the event that Preferred Series A shares and / or Preferred Series B shares lose their right to appoint a director, the Telecom Italia Group and W de Argentina acquire the right to jointly appoint a director. As of December 31, 2012 there were no outstanding Preferred Series A shares. Decisions will be made by the majority of directors present at each meeting. In case of a tie, the chairman shall cast the deciding vote.

•	W de Argentina shall be entitled to nominate the Chairman of the Audit Committee of Nortel.

With respect to Telecom Argentina:

•	As a general rule, Nortel shall have the right to nominate six directors and the minority shareholders shall have the right to nominate one director. Four of the abovementioned six Board members to be nominated by Nortel shall be nominated by the Telecom Italia Group and the remaining two shall be nominated by W de Argentina. In the event that other shareholders of Telecom Argentina had the right to appoint more than one director, the composition of the Board of Directors of Telecom Argentina shall be modified so that the Telecom Italia Group shall nominate the majority of the members appointed by Nortel. Decisions will be made by the majority of directors present at each meeting. In case of a tie, the Chairman shall cast the deciding vote.

•	W de Argentina shall be entitled to nominate the Chairman of the Audit Committee of Telecom Argentina. The New Shareholders’ Agreement also provides that the resolutions of the Audit Committee shall be taken by the unanimous vote of its members.

•	The Chairman of Telecom Argentina’s Board of Directors shall meet the following requirements: (i) be an Argentine professional of recognized reputation and (ii) shall not have served as member of the Board of Directors or officer at any direct or indirect competitor of any company of the Telecom Argentina Group in the Argentine telecommunications market within the previous twelve months from his appointment.

The New Shareholders’ Agreement provides for the establishment of a Regulatory Compliance Committee for Telecom Argentina, composed of three members to be selected among the members of Telecom Argentina’s and Personal’s Boards of Directors, other than those members nominated exclusively by the Telecom Italia Group or jointly with W de Argentina.

The New Shareholders’ Agreement also provides for the establishment of a Steering Committee for Telecom Argentina, which shall be composed of two members appointed by the Telecom Italia Group and two members appointed by W de Argentina. The Steering Committee shall be in charge of resolving matters concerning Telecom Argentina’s business plan, annual budget and general employee compensation policy for Telecom Argentina and Personal, among others. The Steering Committee shall meet with the majority of its members and resolve any matter by unanimous vote of the members attending the meeting. In case any matter is not approved by the unanimous vote of its members, the Board of Directors shall resolve such matter.

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

On November 14, 2013 Telecom Italia S.p.A and Telecom Italia International N.V. (collectively, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea”, a company controlled by the Sellers) announced their acceptance of the offer made by Fintech to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel, and Tierra Argentea. See “Item 7—Major Shareholder and Related Party Transactions—Shareholders of Nortel.”

Pursuant to the Mutual Shareholder Release and the Deed of Adherence each dated as of November 13, 2013, upon the closing of the Fintech transaction, all of the Sellers’ rights, liabilities and obligations under the Shareholders’ Agreement will be terminated, and Fintech will irrevocably and unconditionally adhere to the Shareholders’ Agreement as a party thereto.

Changes in Telco S.p.A’s ownership

As disclosed by Telecom Italia S.p.A.—hereinafter “TI” – in its latest Annual Report on Form 20-F, the Italian company Telco is one of its main shareholders, with a participation of the 22.39% of the voting shares of TI, the company that indirectly controls Telecom Argentina S.A.

On September 24, 2013, the Company’s Management became aware that Telefónica, S.A. (de España), hereinafter “Telefónica”, publicly disclosed that it had reached an agreement with the other Telco shareholders with respect to their ownership of Telco. On the same day, the Company issued a Relevant Fact notification pursuant to the CNV rules, reproducing the information published by Telefónica. The pertinent portion of Telefónica’s notification states as follows:

“Telefónica and the remaining shareholders of the Italian company Telco, S.p.A. (which holds a capital stake of 22.4% of the voting share capital of Telecom Italia S.p.A.) have reached an agreement by virtue of which:

As of today, Telefónica has subscribed for and paid out a capital increase in Telco, S.p.A., through the contribution of 323,772,468 euros in cash, receiving in return non-voting shares of Telco, S.p.A. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remains unchanged (i.e. 46.18%, as Telefónica currently holds), although its interest in the total share capital of Telco, S.p.A. is increased to 66%. The current governance at Telco, S.p.A.’s level remains unaffected, including the obligation by Telefónica of abstaining from participating or influencing in any decisions which could affect the markets in which both Telefónica and Telecom Italia S.p.A. are present.

Telco, S.p.A. will use the proceeds received from the capital increase to reduce its banking debt.

Subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina), Telefónica will subscribe for and pay out a second capital increase in Telco, S.p.A., through the contribution of 117,227,532 euros in cash and receiving in return non-voting shares of Telco, S.p.A. As a result of this second capital increase, the interest of Telefónica in the voting share capital of Telco, S.p.A. will remain unchanged (i.e. 46.18%, as Telefónica currently holds), although its interest in the total share capital will be then increased to 70%.

Telco, S.p.A. will use the proceeds received from the second capital increase to partially repay its notes.

Starting from January 1, 2014, subject to receiving any required relevant antitrust and telecommunications approvals (including in Brazil and Argentina), Telefónica may convert all or a portion of the non-voting shares in Telco, S.p.A. held by Telefónica, reaching a maximum of 64.9% of the voting share capital of Telco, S.p.A.

The Italian shareholders of Telco, S.p.A. have granted to Telefonica a call option to acquire all of their shares in Telco, S.p.A., whose exercise is subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina). The call option may be exercised by Telefonica starting from January 1, 2014 while the Shareholders’ Agreement remains in effect, except (i) between June 1,2014 and June 30, 2014 and between January 15, 2015 and February 15, 2015, and (ii) during certain periods, in case the Italian shareholders Telco, S.p.A. request the demerger of Telco, S.p.A.

The purchase price of the shares, payable in cash, will be based on the equity of Telco, S.p.A. at the end of the month prior to the closing. For this purpose, the value of the shares in Telecom Italia S.p.A. held by Telco, S.p.A. will be valued at the higher of: (i) 1.10 euros per share of TI, and (ii) the average closing trading price of the 30 days prior to the call option exercise notice.

As of today, Telefónica will acquire from the remaining Telco, S.p.A.’s shareholders 23.8% of the non-convertible notes issued by Telco, S.p.A., in exchange of 39,021,411 Telefónica’s treasury shares, which represent 0.9% of its share capital. In this respect, the remaining Telco, S.p.A.’s shareholders have committed: i) to refrain from selling the aforementioned shares during the next 15th business days, and ii) to assume some restrictions that, in case of sale, ensure an orderly sale of such shares.

Telefónica has assumed a standstill obligation under which Telefónica commits not to buy shares in Telecom Italia S.p.A. except if a third party acquires a relevant stake (10% or higher) in the aforementioned company.

Madrid, September 24, 2013.”

Related Party Transactions

Telecom has been involved in a number of transactions with its related parties since the Transfer Date.

Telecom’s policy is to make transactions with related parties on arm’s-length basis. In addition, Section 72 of Law No. 26,831 provides that before a publicly-listed company may enter into an act or contract involving a “relevant amount” with a related party or parties, the publicly-listed company must obtain approval from its Board of Directors and obtain a valuation report from its Audit Committee or two independent valuation firms that demonstrates that the terms of the transaction are consistent with those that could be obtained at an arm’s-length basis. For the period that Telecom Argentina’s Audit Committee was not yet operational, the valuation report from two independent firms was optional. If the Audit Committee or two independent valuation firms do not find that the terms of the contract are consistent with those that could be obtained on an arm’s-length basis, approval must be obtained from the shareholders. “Relevant amount” means an amount which exceeds 1% of the issuers’ equity as contained in the latest approved financial statements.

Transactions with related parties of Sofora (including Telecom Italia and W de Argentina – Inversiones and/or their respective affiliates) resulted in expenses or purchases of approximately P$479 million for the year ended December 31, 2013. Of that amount, P$405 million was incurred with Telecom Italia and its affiliates for telecommunications services received by Telecom, international capacity hiring, purchases of equipment and materials and other services provided to Telecom, and P$74 million incurred with W de Argentina – Inversiones’ affiliates for insurance and labor costs.

Transactions with related parties of Sofora resulted in income for services rendered by us of approximately P$266 million for the year ended December 31, 2013, corresponding to payments from Telecom Italia and its affiliates of P$35 million and from W de Argentina–Inversiones of P$231 million for telecommunications services provided by Telecom.

In addition, there were no financial transactions with related parties of Sofora for the year.

See Note 27 to our Consolidated Financial Statements for more detail regarding related parties transactions for the year ended December 31, 2013.

During 2012, Telecom Argentina and Personal entered into technical services agreements with Telecom Italia. The technical service agreement of Telecom Argentina expired in December 2012 and the technical service agreement of Personal expired in March 2014. These agreements were submitted to an independent firm for evaluation, which found them to be “reasonable” and “in accordance with market practice in all material respects” and in accordance with the procedure established by Law No. 26,831 for contracts with related parties. These were also submitted and approved by Telecom Argentina’s Audit Committee and its Board of Directors. Under the Personal agreement, P$14.3 million were incurred in expenses for the year ended December 31, 2013.

As of the date of this Annual Report, Telecom Argentina and Personal new technical services agreements with Telecom Italia are pending renegotiation.

As of December 31, 2013, we had no loans outstanding to the executive officers of Nortel and Telecom Argentina.

Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18 for the Company’s Financial Statements. For a description of events that have occurred since the date of the Company’s Financial Statements, see “Item 4—Information on the Company—Introduction—Recent Developments.”

Legal Proceedings

The information contained under “Item 8—Financial Information—Legal Proceedings” in the Telecom Argentina Form 20-F included as an exhibit hereto is hereby incorporated by reference herein in partial answer to this Item 8.

Tax Matters

In 2013, the Argentine Federal Tax Authorities (AFIP) commenced an audit process on the Company relating to income tax for taxable years 2006 to 2010.

In November 2013, the Company’s Management, having received corresponding technical advice, proceeded to (i) file amended income tax returns for taxable years 2006 to 2010, pursuant to the adjustments proposed by the AFIP, complying with such proposed adjustments although not agreeing with AFIP’s criterion, (ii) file amended income tax returns for taxable years 2011 and 2012 following a criterion similar to that adopted by AFIP, and (iii) pay to AFIP the amount resulting from the amended income tax returns for taxable years 2011 and 2012 of approximately $13 million (net of $4 million corresponding to tax credit for minimum presumed income tax) and pay approximately $9 million as (compensatory) interest charges corresponding to taxable years 2011 and 2012.

The accounting effect of such filings entailed the recognition of a tax credit of $17 million in favor of the Company, shown in “Other Non-current Receivables”, which has been totally provisioned in the “Income Tax” line, and a $9 million charge in the “Interest on Other Taxes Payables” line.

Dividend Policy

Under the Argentine Corporations Law, dividends may only be declared out of liquid and realized profits determined based on non-consolidated financial statements prepared in accordance with GAAP effective in Argentina (IFRS in the case of listed companies such as Nortel) and other applicable regulations issued by the CNV and other regulatory bodies. Furthermore, liquid and realized profits can only be distributed when all of the accumulated losses from past periods have been absorbed and the legal reserve has been constituted (or reconstituted). Pursuant to the terms of issuance of the Series B Preferred Shares, in respect of any fiscal year, holders of Series B Preferred Shares are entitled to a dividend in an amount equal to approximately 48.96% of the earnings of Nortel legally available for distribution. The holders of Nortel’s shares of common stock are entitled to receive the remaining 51.04%.

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

Nortel did not make any redemption or dividend payments on the Series A Preferred Shares for the years ended December 31, 2001-2009 due to the lack of liquid and realized profits and/or distributable reserves. During that period, all scheduled redemption and dividend payments continued to accrue until 2011. Telecom Argentina paid dividends for the year ended December 31, 2009 of approximately P$1,053 million (of which P$577 million was paid to Nortel), and Nortel made available to the holders of Series A Preferred Shares dividends for the year ended December 31, 2010 of approximately P$389 million (of which approximately P$7.6 million was deducted as reimbursement for tax on personal property previously paid by Nortel on behalf of its Series A Preferred Shareholders) and an amortization payment of approximately P$196 million. At its meeting held on April 7, 2011, Telecom Argentina’s shareholders approved the distribution of a cash dividend of P$915 million which was paid on April 19, 2011 (of which approximately P$501 million were paid to Nortel). This allowed Nortel to make available to the holders of Series A Preferred Shares (i) a scheduled redemption payment of approximately P$349 million, (ii) dividends for the year ended December 31, 2010 of approximately P$58 million to the Series A Preferred Shares subject to the schedule redemption mentioned in (i) above, and (iii) an amount of approximately P$25 million as an additional distribution amount to those Series A Preferred Shareholders who have entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1 = P$1) and releasing Nortel from any claims relating to the “pesificación,” the accrual of Interest and the calculation, allocation or priority of all redemption and dividend payments made on the shares subject to such scheduled redemption (all of them approved by Nortel’s shareholders’ meeting held on August 2, 2011). On May 10,

2012, Telecom Argentina paid a dividend of approximately P$807 million to its shareholders for the year ended December 31, 2011 (of which approximately P$442 million was paid to Nortel). This allowed Nortel to redeem all outstanding Series A Preferred Shares, by making available to their holders (i) a scheduled redemption payment of approximately P$363 million, (ii) dividends for the year ended December 31, 2011 of approximately P$105 million, and (iii) an amount of approximately P$8.3 million as an additional distribution amount to those Series A Preferred Shareholders who then entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1 = P$1) and releasing Nortel from any claims relating to the “pesificación,” the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the Series A Preferred Shares (all of them approved by Nortel’s shareholders’ meeting held on June 13, 2012). In addition, the liquidity obtained from Telecom Argentina’s payment of dividends allowed Nortel to make available (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2011 of approximately P$5.4 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2011 of approximately P$5.6 million (both of them also approved by Nortel’s shareholders’ meeting held on June 13, 2012). On December 27, 2013, Telecom Argentina paid a dividend of approximately P$1,000 million to its shareholders for the year ended December 31, 2012 (of which approximately P$ 556 million was paid to Nortel). This allowed Nortel to make available, also on December 27, 2013 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2012 of approximately P$228 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2012 of approximately P$237 million (both of them approved by Nortel’s Board of Directors at its meeting held on December 16, 2013, pursuant to the powers delegated to it by Nortel’s shareholders at meetings held on April 27, 2012 and April 26, 2013).

Currently, Nortel’s interest in Telecom Argentina is its principal asset. Therefore, Nortel’s sources of funds for its own cash needs, including dividend payments, are likely to be limited to dividend payments (if made) from Telecom Argentina and proceeds from any borrowings, which borrowings cannot exceed US$50 million without the approval of the holders of Nortel’s Series B Preferred Shares.

According to CNV rules (New Text 2013) approved by CNV Resolution 622/2013, Shareholders’ Meetings that approve financial statements in which retained earnings are positive must make a specific determination on the use of such earnings in accordance with the Law No. 19,550 and, as a result, must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. As a result of this rule the balance of retained earnings after the allocation approved by the Annual Shareholders’ Meeting should be zero.

Under the above-described restrictions, the legal ability of shareholders at any annual meeting of Telecom Argentina to vote to distribute dividends depends on: (i) the existence of liquid and realized profits and (ii) satisfaction of the financial conditions necessary to distribute dividends without negatively affecting the interests of Telecom Argentina.

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

As of April 14, 2014, the number of shares authorized and outstanding was as follows:

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

	Per Series B ADS
	High	Low
	(dollars)
Annual
2009	16.40	3.57
2010	33.07	14.90
2011	35.34	19.68
2012	26.90	9.10
2013	23.42	12.36
Quarterly
2012
First Quarter	26.90	19.80
Second Quarter	20.60	14.01
Third Quarter	16.28	9.10
Fourth Quarter	14.06	10.56
2013
First Quarter	16.49	12.36
Second Quarter	18.59	14.20
Third Quarter	20.34	13.88
Fourth Quarter	23.42	19.20
Monthly
2013
October	21.94	19.20
November	23.42	20.80
December	22.85	19.80
2014
January	19.60	15.90
February	18.91	16.96
March	18.40	16.62
April (through April 11, 2014)	18.11	17.62

On April 11, 2014, the reported last sale price of the Series B ADSs on the New York Stock Exchange was US$17.87.

On December 29, 1997, by Resolution No. 12,056 of the CNV, Nortel Inversora was admitted to the public offering regime in Argentina. On January 27, 1998, the Buenos Aires Stock Exchange authorized the listing of the Series B Preferred Shares. Since their listing on the Buenos Aires Stock Exchange, the Series B Preferred Shares have been illiquid. See “Item 9—The Offer and Listing” in the Telecom Argentina Form 20-F incorporated herein by reference for additional details on the Argentine Securities Market and the Buenos Aires Stock Exchange.

New Capital Market Act—Law No. 26,831

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

Law No. 26,831 supersedes Law No. 17,811 and Decree No. 677/01, among other rules, and became effective on January 28, 2013.

In August 2013, the Executive Branch issued Decree No. 1,023/13 regulating certain sections of Law No. 26,831 and in September 2013, the CNV issued the Resolution No. 622/13 which established the new comprehensive rules of the CNV and also implements regulation related to certain sections of Law No. 26,831.

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

Objects and Purposes

The bylaws state that the purpose of the Company is to invest in other companies, except for those activities regulated by the Law of Financial Entities No. 21,526. In particular, the bylaws state that the purpose of the Company is to acquire and maintain a controlling interest in Sociedad Licenciataria Norte Sociedad Anónima (presently known as Telecom Argentina). The bylaws authorize the Company to take all actions permitted by law to fulfill the aforementioned Company purpose.

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

Voting Rights

The holders of Series B Preferred Shares, or their proxies, shall be entitled to attend the Shareholder Meetings of Nortel but their attendance shall not be required to form a quorum and they shall have no voting rights, except: (i) if, after Nortel’s third full fiscal year in existence, dividends could be but have not been fully paid on the Series B Preferred Shares; (ii) if Nortel fails to comply with any of the covenants described below, including the covenant to ensure Telecom Argentina maintains a ratio, on a pro forma basis, of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series B Preferred Shares) of not more than 1.75 to 1; or (iii) upon the occurrence of the events specified in Article 217 or Article 244, fourth paragraph, of the Corporations Law, including the voluntary delisting of securities, certain events of dissolution, change in corporate purpose or duration, transfer of corporate domicile outside of Argentina, repurchase of securities or merger in which Nortel is not the surviving corporation. In the event that the voting rights associated with the Series B Preferred Shares are triggered, each Series B Preferred shareholder will be entitled to exercise one vote per share and will vote together with the holders of shares of common stock, except as to matters related to the election of directors where, as set forth in Article 15 of Nortel’s bylaws, all the preferred shares of Nortel shall vote as a separate class and shall be entitled to elect one Acting and one Alternate director. The voting rights of the holders of Series B Preferred Shares will cease upon the full distribution by Nortel of all previously declared, accrued and unpaid dividends, plus any applicable interest thereon. Furthermore, in those cases where the granting of voting rights to the holders of Series B Preferred Shares would result in a violation of any commitment of Nortel under the Transfer Contract, or any other law or regulation applicable to the holding of a controlling interest by Nortel in Telecom Argentina, such voting rights may not be exercised until authorization has been obtained from the appropriate authority. As a result of Nortel’s violation in previous years of the covenant contained in the terms and conditions of issuance of the Series B (and, before their final redemption on June 14, 2012, the Series A Preferred Shares), which requires the ratio of Telecom Argentina’s total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of such terms of issuance) to be less than 1.75, the Series B Preferred Shares acquired voting rights. Since December 31, 2006 such ratio has no longer exceeded 1.75:1 and as a result Series B Preferred Shareholders have not had director voting rights in fiscal years 2007 to 2012, and will not have director voting rights in fiscal year 2013.

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

Dividends

Under the Argentine Corporations Law, dividends can be lawfully paid and declared only out of the company’s realized and liquid profits subject to the discretion of holders of shares of common stock. The board of directors submits to the shareholders for approval at an ordinary meeting of shareholders, the company’s financial statements for the previous fiscal year, together with a report thereon by the board of directors. The shareholders, upon approving the financial statements, determine the allocation of net profits (if any) of the company. The Argentine Corporations Law requires Argentine companies to allocate 5% of such net profits to a legal reserve until the amount of such reserve equals 20% of the capital stock of the company. The legal reserve is not available for distribution. The remainder of net profits may be paid as dividends or retained as a voluntary reserve or other account, or a combination thereof, all as determined by the shareholders. Dividends may not be paid if the legal reserve has been impaired. Under CNV Resolution No. 593/11, a Shareholders’ Meeting convened to approve the financial statements in which retained earnings are positive must make a specific decision on the use of such earnings in accordance with Law No. 19,550 and, as a result, must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. See Note 30 to our Consolidated Financial Statements regarding restrictions on distributions of profit and dividend. As provided-by CNV Resolution No. 609/12, positive retained earnings generated by the mandatory adoption of IFRS as from January 1, 2012, should be reassigned to a Special Reserve that can only be utilized for its capitalization or to absorb negative retained earnings. As a result, a total of P$204 million of positive retained earnings generated by the application of IFRS in Nortel’s 2012 statutory financial statements were assigned to the Special Reserve established by CNV Resolution No. 609/12 by the Ordinary and Extraordinary Annual Shareholders’ Meeting held on April 26, 2013.

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

Because Telecom Argentina did not pay dividends for fiscal years 2001-2008, Nortel was unable to make any dividend payments or pay the required amortization on its Series A Preferred Shares for the fiscal years ending December 31, 2001-2009. During 2010, Telecom Argentina paid dividends for the year ended December 31, 2009, of approximately P$1,053 million of which P$689 million was paid on May 5, 2010 and P$364 million was paid on December 20, 2010 (of which P$377 million and P$200 million was paid to Nortel respectively). This allowed Nortel to make available to the holders of Series A Preferred Shares dividends for the year ended December 31,

2010 of approximately P$389 million (of which P$356 was approved by Nortel’s Board on October 5, 2010 as a provisional dividend and later ratified by the Shareholders’ Meeting held on April 7, 2011, and P$33 million was approved by such Shareholders’ Meeting) and an amortization payment of approximately P$196 million (also approved by the Shareholders’ Meeting held on April 7, 2011). On April 19, 2011 Telecom Argentina paid a dividend of approximately P$915 million to its shareholders for the year ended December 31, 2010 (of which P$501 million was paid to Nortel. This allowed Nortel to make available to the holders of Series A Preferred Shares (i) a scheduled redemption payment of approximately P$349 million, (ii) dividends for the year ended December 31, 2010 of approximately P$58 million to the Series A Preferred Shares subject to the schedule redemption mentioned in (i) above, and (iii) an amount of approximately P$25 million as an additional distribution amount to those Series A Preferred Shareholders who have entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1=P$1) and releasing Nortel from any claims relating to the “pesificación,” the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the shares subject to such scheduled redemption (all of them approved by Nortel’s Shareholders’ Meeting held on August 2, 2011). On May 10, 2012, Telecom Argentina paid a dividend of approximately P$807 million to its shareholders for the year ended December 31, 2011 (of which approximately P$442 million was paid to Nortel). This allowed Nortel to redeem all outstanding Series A Preferred Shares, by making available to their holders (i) a scheduled redemption payment of approximately P$363 million, (ii) dividends for the year ended December 31, 2011 of approximately P$105 million, and (iii) an amount of approximately P$8.3 million as an additional distribution amount to those Series A Preferred Shareholders who then entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1 = P$1) and releasing Nortel from any claims relating to the “pesificación,” the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the Series A Preferred Shares (all of them approved by Nortel’s Shareholders’ Meeting held on June 13, 2012). In addition, the liquidity obtained from Telecom Argentina’s payment of dividends allowed Nortel to make available (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2011 of approximately P$5.4 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2011 of approximately P$5.6 million (both of them also approved by Nortel’s Shareholders’ Meeting held on June 13, 2012). On December 27, 2013, Telecom Argentina paid a dividend of approximately P$1,000 million to its shareholders for the year ended December 31, 2012 (of which approximately P$ 556 million was paid to Nortel). This allowed Nortel to make available also on December 27, 2013 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2012 of approximately P$228 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2012 of approximately P$237 million (both of them approved by Nortel’s Board of Directors at its meeting held on December 16, 2013, pursuant to the powers delegated to it by Nortel’s shareholders at meetings held on April 27, 2012 and April 26, 2013).

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

Matters which may be considered at these or other ordinary meetings include consideration of the responsibility of directors and members of the Supervisory Committee, as well as capital increases and the issuance of negotiable obligations. Extraordinary Shareholders’ Meetings may be called at any time to consider matters beyond the scope of the ordinary meeting, including amendments to the bylaws, issuances of certain securities that permit profit sharing, anticipated dissolution, merger and transformation from one type of company to another, etc. Shareholders’ Meetings may be convened by the Board of Directors or the members of the Supervisory Committee. The Board of Directors or the members of the Supervisory Committee are also required to convene Shareholders’ Meetings upon the request of any shareholder or group of shareholders holding at least 5% in the aggregate of Nortel’s capital stock. If the Board of Directors or the members of the Supervisory Committee fail to do so, the meeting may be called by the CNV or by the courts.

Notice of the Shareholders’ Meeting must be published in the Official Bulletin of the Republic of Argentina and in a widely circulated newspaper in Argentina at least twenty days before the meeting. In order to attend a meeting, shareholders must submit proper evidence of their ownership of shares via book-entry account held at the Caja de Valores S.A. If so entitled to attend the meeting, a shareholder may be represented by proxy.

The quorum for ordinary meetings consists of a majority of the stock entitled to vote and resolutions may be adopted by the affirmative vote of a majority of the shareholders present that have issued a valid vote, without counting voluntary abstentions. If no quorum is present at the meeting, a second meeting may be called at which shareholders present, whatever their number, shall constitute a quorum and resolutions may be adopted by a majority of the shareholders present. The quorum for extraordinary meetings is 60% of the stock entitled to vote. However, if a quorum is not present at the first meeting, the quorum requirement for the second meeting will be 30% of the stock entitled to vote. In both cases, decisions are adopted by a majority of valid votes, except for certain fundamental matters such as:

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

Capital Increase and Reductions

Nortel may increase its capital upon authorization of the shareholders at an ordinary meeting. All capital increases must be registered with the CNV, published in the Official Bulletin and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. A voluntary reduction of capital must be approved by an extraordinary meeting of the shareholders and may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or attachment, except in the case of a redemption of shares (with liquid and realized profits). Under the Argentine Corporations Law, reduction is mandatory when the accumulated deficit has exceeded reserves and at least 50% of the stated capital (capital stock plus inflation adjustment of capital stock). The application of this rule was suspended until December 10, 2005 by various decrees issued by the Executive Branch. Nevertheless, as of December 31, 2013 and as of March 31, 2014, Nortel has no accumulated deficit.

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

Appraisal Rights

Whenever certain extraordinary resolutions are adopted at Shareholders’ Meetings such as a merger of Nortel into another entity, a change of corporate purpose or transformation from one type of corporate form to another, any shareholder dissenting from the adoption of any such resolution may withdraw from Nortel and receive the book value per share determined on the basis of Nortel’s annual financial statements (as approved by the Annual Ordinary Shareholders’ Meeting), provided that the shareholder exercises its appraisal rights within five days following the meeting at which the resolution was adopted in the case of a dissenting shareholder. This right may be exercised within 15 days following the meeting if the dissenting shareholder was absent and can prove that he was a shareholder on the day of the meeting. In the case of a merger of Nortel or a spin-off of Nortel, no appraisal rights may be exercised if the shares to be received are publicly traded shares.

Appraisal rights are extinguished if the resolution is subsequently overturned at another Shareholders’ Meeting held within sixty days of the expiration of the time period during which absent shareholders may exercise their appraisal rights.

In addition, pursuant to Article 97 of Law No. 26,831, should Nortel decide to cease offering its shares to the public, it would have to make a tender offer to all shareholders who have not voted in favor of such decision, in which case the applicable price shall be determined based on the market value of the shares.

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

Powers of the Directors

The bylaws of Nortel do not contain any provision regarding the ability to vote on a proposal, arrangement or contract where a director is an interested party. Under Argentine law, a director may sign contracts with the company that are related to the company’s activities so long as the conditions are on an arm’s-length basis. If such contract does not meet such conditions, the agreement may only be subscribed with the prior approval of the Board of Directors or, in absence of quorum, with the approval of the Supervisory Committee. Such transactions must be discussed at the following Shareholders’ Meeting, and if they are not thereat ratified, then the Board of Directors or the Supervisory Committee, as applicable, becomes jointly responsible for any damages caused to the company. Argentine law also requires any director having a personal interest contrary to the company’s, to disclose such interest to the Board of Directors and the Supervisory Committee and to refrain from participating in any deliberations. Failure to do so makes the director jointly and severally liable for all damages caused to the company as a result of such conflict.

Additionally, Law No. 26,831 provides that any contracts between a company and a director (who qualifies as a “related party”) exceeding 1% of the shareholders’ equity of the company, must be submitted to prior approval by the Audit Committee or by two independent evaluation firms to ensure that the transaction is in accordance with market conditions. Such transactions must also be approved by the Board of Directors and reported to the CNV and the exchanges on which the company’s shares are listed. If the Audit Committee or the independent evaluation firms have not determined the terms of the transaction to be “reasonable according to ordinary market conditions” then the contract must be submitted for consideration at a Shareholders’ Meeting.

Section 15 of the bylaws of Nortel establishes that the remuneration of the members of the Board of Directors is to be determined by the shareholders at their annual meeting. The Audit Committee is to issue a prior opinion on the reasonability of the remuneration proposed by the Board of Directors to the shareholders. This means that directors do not have the ability to vote on compensation for themselves nor for any other director.

The bylaws of Nortel do not contain any provision regarding the possibility of granting loans to members of the Board of Directors or Nortel executives.

The bylaws of Nortel do not establish a maximum age to be member of the Board of Directors.

Neither the bylaws of Nortel nor any Argentine law require the members of the Board of Directors to be shareholders.

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

Change of Control

Article 4 of the bylaws, as amended by Shareholders’ Meeting of February 18, 2004 and registered with the Public Registry of Commerce—Inspección General de Justicia—on April 28, 2004 under No. 5169 of Book 24, of Corporations, provides that “The holder of the common stock, as of the Take Over Date provided for in the Conditions of the Privatization approved by Decree No. 62/90 of the Executive Branch, dated January 5, 1990, as amended, shall not reduce its interest in the Company to less than 51% of the capital entitled to vote without prior approval by the Regulatory Bodies.”

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

However, since January 28, 2013, when Law No. 26,831 became effective, the universal scope of the Statutory Regime of Public Offer of Mandatory Acquisition governs, as provided by Law, which states: “Article 90. – Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual participation regime regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application.” Therefore, since January 28, 2013, the Statutory Regime of Public Offer of Mandatory Acquisition is fully applicable to Nortel.

MATERIAL CONTRACTS

For information regarding the Shareholders’ Agreement, see “Item 7—Major Shareholders and Related Party Transactions—Shareholders’ Agreement.” We are not a party to the Shareholders’ Agreement.

FOREIGN INVESTMENT AND EXCHANGE CONTROLS IN ARGENTINA

The information contained under “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina” in the Telecom Argentina Form 20-F included as an exhibit hereto is hereby incorporated by reference to this Item 10. See Exhibit 15(g).

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

Recent amendments to the Income Tax Law

On September 23, 2013, Law No. 26,893 was published in the Official Bulletin, incorporating amendments to the Argentine Income Tax Laws in connection with, among others, the taxation of gains derived from transfers of stocks and dividend distributions. On February 7, 2014, the Executive Branch issued Decree No 2,334/13 which regulates Law No 26,893. Law No 26,893 became effective on September 23, 2013 and applies to taxable events on or after that date.

Taxation of Dividends

Prior to September 23, 2013, pursuant to Argentine Law No. 25,063 passed by the Argentine Congress on December 7, 1998, dividends of cash, property or capital stock of Nortel on the Series B ADSs, Series B Preferred Shares, Series A Preferred Shares and shares of common stock were, in general, exempt from Argentine withholding tax and other taxes (other than the “Equalization Tax” described below). But, as of Law No. 26,893’s effective date, dividends and other profits paid in cash or in kind, except for stock dividends or quota dividends, by companies and other entities incorporated in Argentina referred to in Argentine Income Tax Law Sections 69 (a) (1), (2), (3), (6) and (7), and Section 69 (b), are subject to income tax at a 10% rate, except for dividends received by Argentine companies and other Argentine entities, which continue not to be subject to income tax. Dividends distributed to nonresidents shall be subject to a 10% withholding tax, as a unique and definitive payment. Consequently, any dividend distribution made by Nortel to its shareholders shall be subject to this broadened tax, except for those beneficiaries that are domestic corporate taxpayers, referred to as “sujetos empresa” (such as, for instance, distributions made from Telecom to Nortel or from Nortel to Sofora) and in addition to withholding, if applicable, of the so called “Equalization Tax” (as described below).

Under Argentine income tax law, a corporation that makes a distribution of dividends to its shareholders in excess of the amount of its accumulated taxable net income at the close of the previous taxable year, as determined by application of the Argentine Income Tax Law (the “Income Tax Law”), must withhold a 35% tax from such excess (the “Equalization Tax”). For purposes of this rule, the amount of income to be considered shall be determined by (1) deducting from taxable income (calculated under the general rules of the Income Tax Law) the income tax paid by the company and (2) adding the dividends and profits not subject to tax received as distributions from other corporations. If the distribution is in kind, then the corporation must pay the tax to the tax authorities and will be entitled to seek reimbursement from the shareholders.

Taxation of Capital Gains

Prior to September 23, 2013, gains earned by non-resident individuals or foreign companies from the sale, exchange or other disposition of Series B ADSs, Series B Preferred Shares and shares of common stock were not subject to tax in Argentina. As of September 23, 2013, gains from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax, regardless of the type of beneficiary who realizes the gain. The statutory tax rate applicable is 15%.

However, gains from the transfer of such securities are exempt from such income tax when the securities are listed on a stock exchange and the gains are realized by Argentine individuals or undivided estates.

Capital gains obtained by nonresidents from the transfer of shares, quotas and other equity interests, titles, bonds and other securities are subject to this new tax on capital gains. The tax is to be assessed at the nonresident seller’s option by either (i) applying the 15% tax rate on 90% of the sales price or (ii) the excess of the sale price over the acquisition cost, net of the other expenses incurred in Argentina necessary to obtain, maintain and preserve this gain. There is currently no guidance under Argentine law with respect to how this election is made. When both the seller and the buyer are nonresidents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences of holding and disposing of Series B ADSs, Series B Preferred Shares and shares of common stock.

Tax on Personal Property

Argentine Law No. 25,585, as amended by law No. 26,317, imposes a tax on personal property. According to this tax, the following persons are subject to an annual tax on certain assets, which is levied at rates ranging from 0.50% to 1.25% depending on the value of such assets as of December 31 of each year: (i) individuals domiciled in Argentina for assets located in Argentina and abroad and (ii) individuals domiciled outside of Argentina for assets located in Argentina. The tax on personal property also applies to shareholders of Argentine companies – whether individuals, undivided estates or foreign entities—under a special regime, pursuant to which Argentine companies must (i) assess the tax by applying the 0.50% on the shareholders’ equity value as stated in the most recent balance sheet as of December 31 of each year, and (ii) pay such tax on behalf of their shareholders. The payment shall be deemed to discharge the shareholder’s tax liability. This special regime applies to the Series B ADSs, the Series B Preferred Shares and the shares of common stock.

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

Nortel has, from time to time, requested that its shareholders reimburse it for the amounts of tax on personal property paid on their behalf and has received partial reimbursement of such taxes; however, no assurances can be made that Nortel will be successful in seeking reimbursement of such taxes paid on behalf of holders of Series B ADSs and Series B Preferred Shares. Therefore, as of December 31, 2013, Nortel has recorded an allowance of P$13 for the amounts pending collection.

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

Deposit and Withdrawal of Series B Preferred Shares in Exchange for Series B ADSs.

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

Taxation of Distributions

To the extent paid out of current or accumulated earnings and profits of Nortel (as determined in accordance with U.S. federal income tax principles), distributions made with respect to Series B ADSs or Series B Preferred Shares will generally be included in the income of a U.S. Holder as ordinary dividend income. Because Nortel does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends represent “qualified dividend income.” “Qualified dividend income” means dividends received from a “qualified foreign corporation,” and a foreign corporation is generally treated as a “qualified foreign corporation” with respect to dividends paid on stock which is readily tradable on a securities market in the United States (such as the New York Stock Exchange, where our Series B ADSs are traded). U.S. Holders should consult their tax advisers regarding the availability of the preferential dividend tax rates in light of their particular circumstances. The amount of a dividend will include any amounts withheld by Nortel or its paying agent in respect of Argentine income taxes. Dividends will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the “dividends-received deduction” generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of Series B ADSs, the Depositary’s) receipt of the dividend. See “Taxation—Argentine Taxes.” The amount of the distribution will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of Series B ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars. If the distribution is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S.-source income or loss.

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

Sale, Exchange or Other Disposition of Series B ADSs or Series B Preferred Shares

Gain or loss realized by a U.S. Holder on the sale, exchange or other disposition of Series B ADSs or Series B Preferred Shares will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the Series B ADSs or Series B Preferred Shares for more than one year. The amount of the gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the Series B ADSs or Series B Preferred Shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. If an Argentine tax is withheld on the sale or disposition of Series B ADSs or Series B Preferred Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or disposition before deduction of the Argentine tax. See “—Argentine Taxes—Taxation of Capital Gains” for a description of when a disposition may be subject to taxation by Argentina. Such gain or loss, if any, will generally be U.S.-source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisers as to whether the Argentine tax on gains may be creditable against the U.S. Holder’s U.S. federal income tax on foreign-source income from other sources. Long-term capital gains recognized by non-corporate taxpayers are subject to reduced tax rates. The deductibility of capital losses, the deductibility of which is subject to limitations.

Passive Foreign Investment Company Rules

Nortel believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its taxable year 2013. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Nortel will not be a PFIC for any taxable year.

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

If a U.S. Holder owns Series B ADSs or Series B Preferred Shares during any taxable year in which Nortel is a PFIC, the U.S. Holder will generally be required to file IRS Form 8621 with their annual federal income tax return, subject to certain exceptions.

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

The information contained under “Item 11—Quantitative and Qualitative Disclosures About Market Risk” in the Telecom Argentina Form 20-F included as an exhibit hereto is hereby incorporated by reference to this Item 11. See Exhibit 15(g).

Nortel is subject to market risk applicable to Telecom. Telecom is exposed to market risk, including changes in foreign exchange rates and interest rates relating to its outstanding financial indebtedness, in the normal course of its business. For additional information see “Item 11—Quantitative and Qualitative Disclosure About Market Risk” in the Telecom Argentina Form 20-F included as an exhibit hereto and hereby incorporated by reference. As of December 31, 2013, Nortel was not party to any derivative financial instruments.

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

Evaluation of Disclosure Controls and Procedures

The Company’s Chairman of the Board of Directors, who under Argentine law is also our President and acts as both the principal executive officer and principal financial officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2013 (the “Evaluation Date”), has concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures, were effective.

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

Management conducted an evaluation of the effectiveness of Nortel’s internal control over financial reporting based on the framework in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management concluded that Nortel’s internal control over financial reporting was effective as of December 31, 2013.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Nortel’s Audit Committee has at least one audit committee financial expert, Mr. Julio Pedro Naveyra, who is a certified public accountant and a former managing partner of PricewaterhouseCoopers (formerly Coopers & Lybrand Argentina). From 1973 until 1975, Mr. Naveyra worked in the United States, where he was an audit supervisor and manager with Coopers & Lybrand Detroit. Mr. Naveyra is also a former Chairman of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, (CPCECABA) from 1983 through 1985, and a former Chairman of the Technical Institute of Public Accountants from 1979 through 1980. Mr. Naveyra has been Director of Nortel S.A. since October 2010. Based on Mr. Naveyra’s professional background and training, Nortel has determined that he meets the requirements for an Audit Committee financial expert. Mr. Naveyra is an independent director under SEC regulations and CNV rules.

The Board of Directors’ meeting appointing the Audit Committee members for year 2014 has not yet been held. As a result, the members of the Audit Committee appointed at the Board of Directors’ meeting of April 26, 2013 continue to hold their positions.

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

The following table provides information on the aggregate fees for services rendered by our principal accountants (in million of pesos) for the years ended December 31, 2013 and 2012.

Services Rendered	2013	2012
	(P$ million)
Audit Fees (1)	11.3	9.1
Audit-Related Fees (2)	—	0.1
Tax Fees (3)	0.8	0.7
All Other Fees (4)	1.1	0.5

Total	13.2	10.4

(1)	Includes fees related to the audit of the Consolidated Financial Statements as of December 31, 2013 and 2012, limited reviews of interim financial statements presented during 2013 and 2012, SEC filing reviews and other attestation services.
(2)	Includes fees for permitted advisory services from Telecom Argentina regarding internal controls.
(3)	Includes fees for permitted tax compliance and tax advisory services.
(4)	Includes fees for subscription to business publications and other permitted internal control advice.

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

Nortel’s corporate governance practices differ from corporate governance practices of U.S. companies. Nortel maintains a detailed description of the significant differences in corporate governance practices on its website at www.nortelsa.com.ar, last updated in February 2014.

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

According to the provisions of Title IV, Chapter I, Section I of the 2013 CNV Rules (which has replaced General Resolutions Nos. 606/2012, 516/07 and 544/08 of the CNV), Nortel’s Board of Directors must prepare and submit to the CNV, on an annual basis, a report on (i) its degree of compliance with, and the manner in which Nortel follows, the recommendations set forth in the CNV’s Corporate Governance Code, attached as an Exhibit to suchTitle IV, and (ii) the reasons for any deviation therefrom and, in such case, whether Nortel contemplates following such recommendations in the future. Nortel’s 2013 Corporate Governance Report was submitted to the CNV as part of the Statutory Annual Report on February, 2014. Nortel’s previous Corporate Governance Reports submitted to the CNV pursuant to Resolutions Nos. 606/2012, 516/07 and 544/08 can be reviewed through the CNV’s website www.cnv.gob.ar and Nortel’s website www.nortelsa.com.ar.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-80.

The following financial statements are filed as part of this Form 20-F:

Nortel Inversora S.A.:

ITEM 19.	EXHIBITS

Exhibits

1.1	Estatutos (bylaws) of Nortel, as amended (English translation) (incorporated by reference to Nortel’s Annual Report on Form 20-F for 2010 dated June 30, 2011).

2(a).1	Terms of Issuance of the Series B Preferred Shares, together with an English translation (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).

2(a).2	Form of Deposit Agreement (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).

8.1	List of subsidiaries

12.1	Certification of the Chairman of the Board of Directors of Nortel Inversora S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13(a)	Certification of the Chairman of the Board of Directors of Nortel Inversora S.A. pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15(a)

Amended and Restated Shareholders’ Agreement between Telecom Italia S.p.A., Telecom Italia International N.V. and W de Argentina – Inversiones S.L. dated August 5, 2010 (“Shareholders’ Agreement”) (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D filed on October 22, 2010).

15(b)	First Amendment to the Shareholders’ Agreement dated October 13, 2010 (incorporated by reference to Exhibit 4 to Telecom Italia S.p.A.’s Schedule 13D filed on October 22, 2010).

15(c)	Second Amendment to the Shareholders’ Agreement dated March 9, 2011 (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D/A filed on March 10, 2011).

15(d)	Third Amendment to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 6 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).

15(e)	Mutual Shareholder Release to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 7 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).

15(f)	Deed of Adherence to the Shareholders’ Agreement dated November 13, 2013 ((incorporated by reference to Exhibit 8 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).

15(g)	Annual Report on Form 20-F, dated April 14, 2014, for the year ended December 31, 2013, of Telecom Argentina S.A. filed by Telecom Argentina (No. 1-13464).

*	Our Chairman of the Board of Directors, who under Argentine law is also our President, acts as both the principal executive officer and principal financial officer.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

By:	/s/ Patrizio Graziani
	Name:	Patrizio Graziani
	Title:	Chairman of the Board of Directors*

Dated: April 14, 2014

*	Our Chairman of the Board of Directors, who under Argentine law is also our President, acts as both the principal executive officer and principal financial officer.

EXHIBIT INDEX

Exhibits

1.1	Estatutos (bylaws) of Nortel, as amended (English translation) (incorporated by reference to Nortel’s Annual Report on Form 20-F for 2010 dated June 30, 2011).

2(a).1	Terms of Issuance of the Series B Preferred Shares, together with an English translation (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).

2(a).2	Form of Deposit Agreement (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).

8.1	List of subsidiaries

12.1	Certification of the Chairman of the Board of Directors of Nortel Inversora S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13(a)	Certification of the Chairman of the Board of Directors of Nortel Inversora S.A. pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15(a)

Amended and Restated Shareholders’ Agreement between Telecom Italia S.p.A., Telecom Italia International N.V. and W de Argentina – Inversiones S.L. dated August 5, 2010 (“Shareholders’ Agreement”) (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D filed on October 22, 2010).

15(b)	First Amendment to the Shareholders’ Agreement dated October 13, 2010 (incorporated by reference to Exhibit 4 to Telecom Italia S.p.A.’s Schedule 13D filed on October 22, 2010).

15(c)	Second Amendment to the Shareholders’ Agreement dated March 9, 2011 (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D/A filed on March 10, 2011).

15(d)	Third Amendment to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 6 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).

15(e)	Mutual Shareholder Release to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 7 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).

15(f)	Deed of Adherence to the Shareholders’ Agreement dated November 13, 2013 ((incorporated by reference to Exhibit 8 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).

15(g)	Annual Report on Form 20-F, dated April 14, 2014, for the year ended December 31, 2013, of Telecom Argentina S.A. filed by Telecom Argentina (No. 1-13464).

*	Our Chairman of the Board of Directors, who under Argentine law is also our President, acts as both the principal executive officer and principal financial officer.

NORTEL INVERSORA S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$6.521 = US$1 as of December 31, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Nortel Inversora S.A.:

In our opinion, the accompanying consolidated statements of financial position, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Nortel Inversora S.A. and its subsidiaries (the “Company”) at December 31, 2013 and 2012 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Buenos Aires, Argentina

February 28, 2014

PRICE WATERHOUSE & CO. S.R.L.
by	/s/ Alejandro P. Frechou (Partner)
Alejandro P. Frechou

NORTEL INVERSORA S.A.

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		As of December 31,
ASSETS	Note	2013	2012
Current Assets
Cash and cash equivalents	4	5,301	3,168
Investments	4	123	561
Trade receivables	5	2,986	2,181
Other receivables	6	654	457
Inventories	7	772	633

Total current assets		9,836	7,000

Non-Current Assets
Trade receivables	5	21	23
Deferred income tax asset	14	130	62
Other receivables	6	242	122
Investments	4	243	70
Property, plant and equipment	8	11,226	9,035
Intangible assets	9	1,519	1,514

Total non-current assets		13,381	10,826

TOTAL ASSETS		23,217	17,826

LIABILITIES
Current Liabilities
Trade payables	10	6,131	3,660
Deferred revenues	11	423	362
Financial debt	12	15	43
Salaries and social security payables	13	742	638
Income tax payables	14	801	458
Other taxes payables	15	696	558
Other liabilities	16	54	42
Provisions	17	224	134

Total current liabilities		9,086	5,895

Non-Current Liabilities
Trade payables	10	1	20
Deferred revenues	11	453	329
Financial debt	12	220	101
Salaries and social security payables	13	118	128
Deferred income tax liabilities	14	126	220
Income tax payables	14	10	12
Other liabilities	16	68	51
Provisions	17	1,033	907

Total non-current liabilities		2,029	1,768

TOTAL LIABILITIES		11,115	7,663

EQUITY
Equity attributable to Nortel (Controlling Company)		6,603	5,457
Equity attributable to non-controlling interest		5,499	4,706

TOTAL EQUITY (See Consolidated Statements of Changes in Equity)	19	12,102	10,163

TOTAL LIABILITIES AND EQUITY		23,217	17,826

The accompanying notes are an integral part of these consolidated financial statements.

NORTEL INVERSORA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		For the years ended December 31,
	Note	2013	2012	2011
Revenues	21	27,287	22,117	18,498
Other income	21	63	79	30

Total revenues and other income		27,350	22,196	18,528

Employee benefit expenses and severance payments	22	(4,155)	(3,276)	(2,615)
Interconnection costs and other telecommunication charges	22	(1,829)	(1,707)	(1,497)
Fees for services, maintenance, materials and supplies	22	(2,652)	(2,114)	(1,723)
Taxes and fees with the Regulatory Authority	22	(2,692)	(2,019)	(1,607)
Commissions	22	(2,203)	(1,949)	(1,515)
Cost of equipments and handsets	22	(3,111)	(2,043)	(1,640)
Advertising	22	(656)	(660)	(599)
Cost of VAS	22	(708)	(326)	(182)
Provisions	17	(270)	(153)	(225)
Bad debt expenses	5	(283)	(275)	(169)
Recovery of restructuring costs /(restructuring costs)	22	8	(90)	—
Other operating expenses	22	(1,253)	(1,028)	(787)
Depreciation and amortization	22	(2,873)	(2,612)	(2,158)
Gain on disposal of PP&E and impairment of PP&E	22	(173)	8	22

Operating income	23	4,500	3,952	3,833
Finance income	24	1,414	581	348
Finance expenses	24	(898)	(394)	(348)

Income before income tax expense		5,016	4,139	3,833
Income tax expense	14	(1,807)	(1,464)	(1,394)

Net income for the year		3,209	2,675	2,439

Attributable to:
Nortel (Controlling Company)		1,720	1,413	1,273
Non-controlling interest		1,489	1,262	1,166

		3,209	2,675	2,439

Earnings per share attributable to Nortel – basic and diluted
Shares of common stock	25	164.72	135.32	121.91
Class “B” Preferred shares	25	572.60	470.39	423.79

The accompanying notes are an integral part of these consolidated financial statements.

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	For the years ended December 31,
	2013	2012	2011
Net income for the year	3,209	2,675	2,439

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (non-taxable)	140	90	27
Will not be reclassified subsequently to profit or loss
Actuarial results (Notes 3. l and 16)	(10)	—	—
Tax effect	3	—	—

Other components of the comprehensive income, net of tax	133	90	27

Total comprehensive income for the year	3,342	2,765	2,466

Attributable to:
Nortel (Controlling Company)	1,766	1,446	1,283
Non-controlling interest	1,576	1,319	1,183

	3,342	2,765	2,466

The accompanying notes are an integral part of these consolidated financial statements.

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Nortel
	Capital stock (1)		Inflation adjustment of capital stock	Share issue premiums (1)	Economic Rights Class “A” preferred shares included in financial debt	Subsidiary’s treasury shares acquisition effect (2)	Legal reserve	Voluntary reserve for future dividends payments	Special reserve for IFRS implemen- tation	Currency translation adjustment	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
	Common stock	Preferred shares
Balances as of January 1, 2011	53	25	125	896	(972)	—	180	—	—	14	2,418	2,739	3,006	5,745

Economic rights Class “A” preferred shares included in financial debt	—	—	—	—	(112)	—	—	—	—	—	112	—	—	—
- Dividends (3)	—	—	—	—	34	—	—	—	—	—	(34)	—	—	—
- Redemption of Class “A” preferred shares (3)	—	(2)	(4)	(190)	196	—	—	—	—	—	—	—	—	—
- Dividends (4)	—	—	—	—	—	—	—	—	—	—	—	—	(414)	(414)
- Dividends (5)	—	—	—	—	83	—	—	—	—	—	(83)	—	—	—
- Redemption of Class “A” preferred shares (5)	—	(4)	(7)	(338)	349	—	—	—	—	—	—	—	—	—
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	—	1,273	1,273	1,166	2,439
Other comprehensive income	—	—	—	—	—	—	—	—	—	10	—	10	17	27

Total Comprehensive Income	—	—	—	—	—	—	—	—	—	10	1,273	1,283	1,183	2,466

Balances as of December 31, 2011	53	19	114	368	(422)	—	180	—	—	24	3,686	4,022	3,775	7,797

Economic rights Class “A” preferred shares included in financial debt	—	—	—	—	(53)	—	—	—	—	—	53	—	—	—
- Voluntary reserve for future dividends payments (6)	—	—	—	—	—	—	—	3,483	—	—	(3,483)	—	—	—
- Dividends (7)	—	—	—	—	113	—	—	(124)	—	—	—	(11)	—	(11)
- Redemption of Class “A” preferred shares (7)	—	(4)	(6)	(353)	363	—	—	—	—	—	—	—	—	—
- Dividends (8)	—	—	—	—	—	—	—	—	—	—	—	—	(365)	(365)
- Núcleo’s dividends (9)	—	—	—	—	—	—	—	—	—	—	—	—	(23)	(23)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	—	1,413	1,413	1,262	2,675
Other comprehensive income	—	—	—	—	—	—	—	—	—	33	—	33	57	90

Total Comprehensive Income	—	—	—	—	—	—	—	—	—	33	1,413	1,446	1,319	2,765

Balances as of December 31, 2012	53	15	108	15	—	—	180	3,359	—	57	1,670	5,457	4,706	10,163

- Núcleo’s dividends (10)	—	—	—	—	—	—	—	—	—	—	—	—	(33)	(33)
- Special reserve for IFRS implementation (11)	—	—	—	—	—	—	—	—	204	—	(204)	—	—	—
- Voluntary reserve for future dividends payments (11)	—	—	—	—	—	—	—	1,466	—	—	(1,466)	—	—	—
- Subsidiary treasury shares acquisition effect (2)	—	—	—	—	—	(155)	—	—	—	—	—	(155)	(306)	(461)
- Dividends (12)	—	—	—	—	—	—	—	—	—	—	—	—	(444)	(444)
- Dividends (13)	—	—	—	—	—	—	—	(465)	—	—	—	(465)	—	(465)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	—	1,720	1,720	1,489	3,209
Other comprehensive income	—	—	—	—	—	—	—	—	—	46	—	46	87	133

Total Comprehensive Income	—	—	—	—	—	—	—	—	—	46	1,720	1,766	1,576	3,342

Balances as of December 31, 2013	53	15	108	15	—	(155)	180	4,360	204	103	1,720	6,603	5,499	12,102

(1) As of December 31, 2013 and 2012 all shares of common stock and all Series “B” Preferred shares were issued and fully paid. All Series “A” Preferred shares were cancelled on June 14, 2012. As of December 31, 2011 all shares of common stock, all Series “A” Preferred shares and all Series “B” Preferred shares were issued and fully paid.

(2) See Note 3 – Significant accounting policies.

(3) As approved by Series “A” Preferred shares’ Ordinary, Extraordinary and Special Stockholders’ Meeting held on April 7, 2011.

(4) As approved by Telecom Argentina’s Ordinary Stockholders’ Meeting held on April 7, 2011.

(5) As approved by Series “A” Preferred shares’ Ordinary, Extraordinary and Special Stockholders’ Meeting held on August 2, 2011.

(6) As approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 27, 2012.

(7) As approved by Series “A” Preferred shares’ Ordinary, Extraordinary and Special Stockholders’ Meeting held on June 13, 2012.

(8) As approved by Telecom Argentina’s Ordinary Stockholders’ Meeting held on April 27, 2012.

(9) As approved by Núcleo’s Ordinary Stockholders’ Meeting held on March 16, 2012.

(10) As approved by Núcleo’s Ordinary Stockholders’ Meeting held on March 22, 2013.

(11) As approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2013.

(12) As approved by Telecom Argentina’s Board of Directors’ Meeting held on December 13, 2013 (second tranche).

(13) As approved by the Board of Directors’ Meeting held on December 16, 2013.

The accompanying notes are an integral part of these consolidated financial statements.

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

	Note	For the years ended December 31,
		2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year		3,209	2,675	2,439
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses and other allowances		396	293	191
Depreciation of property, plant and equipment	8	1,983	1,792	1,538
Amortization of intangible assets	9	890	820	620
Consumption of materials	8	147	125	104
Gain on disposal of property, plant and equipment	22	(14)	(8)	(22)
Impairment of property, plant and equipment	22	187	—	—
Recovery of restructuring costs/(restructuring costs)	22	(8)	54	—
Provisions	17	345	235	341
Interest and other financial results		(207)	(53)	118
Income tax expense	14	1,807	1,464	1,394
Income tax paid	4.b	(1,622)	(1,647)	(1,316)
Net increase in assets	4.b	(1,661)	(925)	(731)
Net increase in liabilities	4.b	1,637	190	652

Total cash flows provided by operating activities		7,089	5,015	5,328

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	4.b	(3,352)	(2,465)	(2,193)
Intangible asset acquisitions	4.b	(846)	(861)	(807)
Proceeds from the sale of property, plant and equipment		21	13	39
Investments not considered as cash and cash equivalents	4.b	281	(630)	20

Total cash flows used in investing activities		(3,896)	(3,943)	(2,941)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	4.b	208	47	—
Payment of financial debt	4.b	(157)	(539)	(694)
Payment of interest	4.b	(16)	(13)	(14)
Payment of cash dividends	4.b	(862)	(399)	(414)
Subsidiary treasury shares acquisition	4 and 19	(461)	—	—

Total cash flows used in financing activities		(1,288)	(904)	(1,122)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		228	118	31

INCREASE IN CASH AND CASH EQUIVALENTS		2,133	286	1,296
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		3,168	2,882	1,586

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		5,301	3,168	2,882

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

ADS: Nortel’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

ADSL (Asymmetric Digital Subscriber Line): A modem technology that converts existing twisted-pair telephone lines into access paths for multimedia and high-speed data communications.

ARSAT: Argentine Satellite Solutions Corporation whose shares belong entirely to the Argentine state.

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): Argentine Antitrust Commission

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

D&A: Depreciation and amortization.

ENTel (Empresa Nacional de Telecomunicaciones): Argentine State Telecommunication Company, which was privatized in November, 1990.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

FFSU (Fondo Fiduciario del Servicio Universal): Universal Service Fiduciary Fund

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

IDC (Impuesto a los débitos y créditos bancarios): Tax on deposits to and withdrawals from bank accounts.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

LSC (Ley de Sociedad Comerciales): Argentine Corporations Law.

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

NP: Number Portability Regime, for mobile services in Argentina.

Núcleo: Núcleo S.A.

NYSE: Ney York Stock Exchange.

OCI: Other Comprehensive Income.

PCS (Personal Communications Service): A wireless communications service with systems that operate in a manner similar to cellular systems.

NORTEL INVERSORA S.A.

PEN (Poder Ejecutivo Nacional): Argentine National Government.

Personal: Telecom Personal S.A.

PP&E: Property, plant and equipment.

Price Cap: rate regulation mechanism applied to determine rate discounts based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. The mentioned factor was established initially in the List of Conditions and afterwards in different regulations by the SC.

Publicom: Publicom S.A.

Regulatory Bodies: Collectively, the SC and the CNC.

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

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

Value-Added Services (VAS): Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as SMS, Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc), MMS (Mobile Multimedia Services) and Voice Mail, among others.

NORTEL INVERSORA S.A.

Note 1 – Description of business of the Company and the Telecom Group and basis of preparation of the consolidated financial statements

a) The Company and the Telecom Group operations

Nortel was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina, which was formed as a result of the privatization of ENTel, the public telecommunication services company in Argentina.

Telecom Argentina was created through the privatization of ENTel, the state-owned company that provided telecommunication services in Argentina. Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina since November 8, 1990 through October 10, 1999. As from such date, Telecom Argentina also began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

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

Entities included in consolidation and the respective equity interest owned by Nortel and Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned by Nortel and voting rights	Percentage of capital stock owned by Telecom Argentina and voting rights	Indirect control through	Date of acquisition
Telecom Argentina	55.60% (iv)			11.08.90
Personal	0.01%	99.99%	Telecom Argentina	07.06.94
Micro Sistemas (i)	0.01%	99.99%	Telecom Argentina	12.31.97
Telecom USA		100.00%	Telecom Argentina	09.12.00
Springville (ii)		100.00%	Personal	04.07.09
Núcleo (iii)		67.50%	Personal	02.03.98

(i)	Dormant entity as of and for the fiscal years ended December 31, 2013, 2012 and 2011.
(ii)	On February 10, 2014 Personal’s Board of Directors approved the sale of its equity interest in Springville, which was completed on February 19, 2014 (described in Notes 30 and 33 to these consolidated financial statements). Dormant entity as of and for the fiscal years ended December 31, 2013, 2012 and 2011.
(iii)	Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.
(iv)	Corresponds to Nortel’s equity interest in Telecom Argentina as of December 31, 2013, considering Telecom Argentina’s total outstanding shares. Nortel’s equity interest in Telecom Argentina’s total capital amounts to 54.74% as of December 31, 2013.

b) Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group’s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the Telecom Group’s CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS) at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 28.

c) Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and in accordance with RT 26 (as amended by RT 29) of FACPCE as adopted by the CPCECABA, and as required by the CNV in Argentina for most of public companies.

NORTEL INVERSORA S.A.

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

Publication of these consolidated financial statements for the year ended December 31, 2013 was approved by resolution of the Board of Directors’ meeting held on February 28, 2014.

d) Financial statement formats

The financial statement formats adopted are consistent with IAS 1. In particular:

•	the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the year-end;

•	the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and represents the way that the business of the Group is monitored by the Management, and, additionally, are in line with the usual presentation of expenses in the telecommunication industry;

•	the consolidated statements of comprehensive income include the profit or loss for the year as shown in the consolidated income statement and all components of other comprehensive income;

•	the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the year, (ii) other comprehensive income (loss) for the year, and (iii) transactions with shareholders (owners and non-controlling interest);

•	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IFRS. Some additional disclosures required by the LSC and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Article 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 7, 8, 9, 17, 20, 22 and 26 to these consolidated financial statements, as admitted by IFRS.

Note 2 – Regulatory framework

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

NORTEL INVERSORA S.A.

Núcleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom USA, Telecom Argentina’s subsidiary, is supervised by the Federal Communications Commission (the “FCC”).

(b) Licenses granted as of December 31, 2013

As of December 31, 2013, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

-	Local fixed telephony;

-	Public telephony;

-	Domestic and international long-distance telephony;

-	Domestic and international point-to-point link services;

-	Domestic and international telex services;

-	VAS, data transmission, videoconferencing and transportation of audio and video signals; and

-	Internet access.

As of December 31, 2013, Telecom Argentina’s subsidiaries have been granted the following licenses:

-	Personal has been granted non-exclusive, non-expiring licenses to provide mobile telecommunication services (STM) in the northern region of Argentina, data transmission and VAS throughout the country, mobile radio communication services (SRMC) in the Federal District and Greater Buenos Aires areas, PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

-	Núcleo has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services, data transmission and videoconferences services and Internet access in certain areas of that country.

Radio electric spectrum auction

In May 2011, the SC through Resolution No. 57/11 launched an auction to reassign the 850 MHz and 1900 MHz frequency bands returned by Telefónica Móviles de Argentina S.A. because this company had exceeded its 50 MHz spectrum cap. This auction was discontinued by SC Resolution No. 71/12 for reasons of opportunity, merit and convenience of the Argentine Government.

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

The mentioned Decree also amended Article 8 of the Regulation for Telecommunications Services Licenses in force, incorporating the following provision: “Article 8 bis – Mobile Virtual Network Operator. Those interested in offering mobile services that not have radio spectrum frequencies assigned for the provision of these services must have the license for telecommunications services and the registration as Mobile Virtual Network Operator. Mobile services operators will be responsible for the services rendered to its customers, and are liable for the application of the respective sanction system. The Regulatory Authority may issue the application and interpretation acts that deems appropriate.”

The same Decree instructs the SC to implement the appropriate measures in order to attribute the bands between 1,710-1,755 MHz; 2,110-2,155 MHz and 698-806 MHz exclusively for terrestrial mobile telecommunications services.

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

NORTEL INVERSORA S.A.

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

(c) Revocation of the licenses

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

-	an interruption of all or a substantial portion of the service;

-	a modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

-	a sale or transfer of the license to third parties without prior approval of the Regulatory Bodies;

-	any sale, encumbrance or transfer of assets which has the effect of reducing services provided, without the prior approval of the Regulatory Bodies;

-	a reduction of Nortel’s interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51% of its voting rights capital, in either case without prior approval of the Regulatory Bodies (as of December 31, 2013, all Nortel’s shares of common stock belong to Sofora. Additional information in Note 27);

-	any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the Regulatory Bodies;

-	Telecom Argentina’s bankruptcy.

If the license of Telecom Argentina was revoked, Nortel must transfer its stake in Telecom Argentina to the Regulatory Authority in trust for subsequent sale through public auction.

After the sale of the shares to a new management group, the Regulatory Authority may renew the license to Telecom Argentina under terms to be determined.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

-	repeated interruptions of the services;

-	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

-	any encumbrance of the license;

-	any voluntary insolvency proceedings or bankruptcy of Personal;

-	a liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Núcleo’s licenses are revocable mainly in the case of:

-	repeated interruptions of the services;

-	any voluntary insolvency proceedings or bankruptcy of Núcleo;

-	non-compliance with certain obligations.

(d) Decree No. 764/00

Decree No. 764/00 substantially modified three regulations:

•	General Regulation of Licenses

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

NORTEL INVERSORA S.A.

•	Interconnection Regulation

This regulation provides for an important reduction in the reference interconnection prices in effect at the time. The regulation also increases the number of infrastructure elements and services that the dominant operator is required to provide, including interconnection at the local exchange level, billing services and unbundling of local loops. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audio text, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

Related to the Regulation for the call by call selection of the providers of long-distance services, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved this Regulation, subsequently modified by Resolution No. 75/03 of the Ministry of Economy, which introduced several changes related to the obligation of service provision and habilitation and blockage modality and the availability of the service on December 6, 2003. Nevertheless and having Telecom Argentina fulfilled with all its obligations, as of the date of issuance of these consolidated financial statements, this long-distance service modality is not implemented.

Related to the number portability, on January 22, 2009, the SC issued Resolution No. 08/09 pursuant to which an ad hoc Working Commission was created with representatives of the SC and the CNC, for the purpose of preparing a draft of the NP.

On August 19, 2010, through SC Resolution No. 98/10, the SC approved the NP, covering the STM, SRMC, PCS and SRCE (trunking) mobile services, defined in the resolution as portable services.

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

On November 4, 2013, the SC, through its Resolution No. 21/13, modified the NP Process approved by SC Resolution No. 98/10 providing, among other things, that the period for the same cannot be more than five business days starting from the receipt of the application by the Database Administrator.

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

NORTEL INVERSORA S.A.

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

Providers of telecommunications services shall rely on the assistance of a Technical Committee made up of seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers – two of which shall be appointed by Telecom Argentina and Telefónica and one by the rest of the providers – and another member will be appointed by independent local operators). This Technical Committee is informed by the SC of the programs to be financed and is responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval by the SC.

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

On December 1, 2010, the SC issued Resolutions No. 147/10 and 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aim to reclaim the Broadband Internet service to state-run educational institutions and public libraries, respectively, and would be implemented through the use of the FFSU resources. As of the date of issuance of these consolidated financial statements, the first auction of the “Internet for educational institutions” program has been conducted and the bidding of the “Internet for public libraries” program is being developed. Telecom Argentina was awarded and is finishing the last project facilities which will reach 1,540 schools involved and a billing to the FFSU of approximately $5 per year for a period of 5 years. On the other hand, the auction “Internet for public libraries” program was cancelled by the Regulatory Authority for its redefinition. Also, during 2012, the auction “Telephony and Internet for towns without provision of Basic Telephone Service” took place according to Resolution No. 88/09, which involved the service provision in 430 locations. Personal presented its offer to the action. As of the date of issuance of these consolidated financial statements, the auction is in pre-award stage.

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

NORTEL INVERSORA S.A.

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

As of the date of issuance of these consolidated financial statements and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713 /07, Telecom Argentina has filed its monthly calculations since July 2007 for the review of the Regulatory Authority and estimated a receivable of $1,457 (unaudited). This receivable has not yet been recorded as of December 31, 2013 since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” – amounting approximately to $1,220 since July 2007 to date and which are included in the abovementioned receivable—did not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution. As of the date of issuance of these consolidated financial statements, the resolution of this appeal is still pending.

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

Telecom Argentina’s Management, with the advice of its legal counsels, has filed appeals against SC Resolutions Nos. 53, 54, 59, 60, 61, 62, 69 and 70 presenting the legal arguments based on which such resolutions should be revoked. The deductions that were objected by the SC Resolutions amount to approximately $534 and are included in the credit balance mentioned in the third paragraph.

On September 13, 2012, the CNC required Telecom Argentina to deposit approximately $208. Telecom Argentina has filed a recourse refusing the CNC’s request on the grounds that various appeals against SC Resolutions are still pending. However, it cannot be assured that these issues will be favorably resolved at the administrative stage.

NORTEL INVERSORA S.A.

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

In March 2011, Personal submitted to the SC a $70 investment project, pursuant to SC Resolution No. 9/11, for the development of a network infrastructure in locations in the Northern Region of Argentina with no mobile coverage. Personal submitted its calculations from 2001/2007 related to the mentioned project to be financed through its own SU contribution of such periods as required by the SC.

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

Personal has filed an administrative resource against the SC Resolution No. 50/12, requesting its nullity. As of the date of issuance of these consolidated financial statements, the resolution of this matter is still pending.

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

(e) Administrative complaint in connection with the service cuts affecting Telecom Argentina and Personal’s customers

In the normal course of business, telecommunications service providers face the possibility of having incidents in their networks or other assets with different impacts on services provided. The Regulatory Framework that regulates the service provision of Telecom Argentina and Personal provides for the possibility of interruptions in the provision of the service and also contemplates exemptions of responsibility in case of unforeseen circumstances or force majeure. In particular, the List of conditions of the Mobile Telephony Service (approved by Decree No. 1,461/93) and the General Regulation of Individual Communications Service (approved by Resolution SC No. 60/96) provide for a penalty regime taking into account the period of the service interruption and releasing of any sanction for total service provision interruption for no more than 24 hours and for partial service provision interruptions for periods of less than 7 days. The Telecom Group companies seek the necessary actions to prevent such incidents, and, in case of any occurrence, ensure their resolution as soon as possible.

However, the CNC has recently initiated different administrative procedures against Telecom Argentina and Personal related to different network incidents, including some originated by cases of unforeseen circumstances or force majeure, imposing penalties of different amounts for the companies of the Telecom Group.

NORTEL INVERSORA S.A.

The more relevant administrative sanctions are as follow:

Date of the incident	Company	Approximate duration of the incident	Sanctions
06/12/2012	Telecom Argentina	2 1⁄2 hours	Fine of approximately $0.6.
06/12/2012	Personal	2 1⁄2 hours	Fine of approximately $0.6 and $10 argentine pesos of reimbursement to each customer affected, with a penalty of $4,690 argentine pesos for each day of delay in complying with the reimbursement.

03/08/2013	Personal	2 hours	Fine of $6 and $30 argentine pesos of reimbursement to each customer affected, with a penalty of $140,700 argentine pesos for each day of delay in complying with the reimbursement.

04/02/2013	Personal	Service provision affected by the flooding of La Plata city.	Fine of approximately $2 and $60 argentine pesos of reimbursement to each customer affected, with a penalty of $140,700 argentine pesos for each day of delay in complying with the reimbursement.

05/10/2013	Personal	10 hours	Fine of approximately $0.6 and a penalty of $1,407 argentine pesos per day of delay in complying with reporting required by the CNC with respect to the incident.

Telecom Argentina and Personal have filed their defenses against such penalty procedures in the administrative stage, exposing their arguments, based on which such procedures should be released. As of the date of issuance of these financial statements, these penalty procedures are not final. However, it cannot be assured that a favorable result will be obtained at the administrative stage.

(f) Resolution SC No. 1/13

On April 8, 2013, Resolution SC No. 1/13 was published in the Official Bulletin, establishing that all mobile operators should guarantee the service provision, even in emergency situation or catastrophe, in which case the normal service provision must be restored in a maximum period of one hour. Mobile operators must, in all cases, prioritize the access to emergency services in the affected areas.

In addition, Resolution SC No. 1/13 established that mobile operators present within 45 days a Contingency Plan for emergency situations, for purposes of guaranteeing the continuity of services in such circumstances.

As of the date of issuance of these financial statements, Personal has appealed Resolution SC No. 1/13 exposing the arguments by which the mentioned resolution should be released. However, Personal has met its commitment to present a Contingency Plan for emergency situations.

(g) Resolution SC No. 5/13

On July 2, 2013, SC Resolution No. 5/13 was published in the Official Bulletin. This Resolution approved a “Telecommunication service quality regulation”, establishing, among others, new quality parameters required for telecommunication services provided through mobile and fixed public networks, for all the operators in Argentina and the obligation to provide periodic information to the CNC.

CNC Resolution No. 3.797/13 was published in the Official Bulletin on November 13, 2013, supplementing SC Resolution No. 5/13 and approving the Audit Procedures and Technical Verification of Service Quality Regulation of Telecommunications Services Manual.

As of the date of issuance of these financial statements, Telecom Argentina and Personal are analyzing the operational aspects required by the new regulations as well as its economic impact and applicable actions to be taken. The enforceability of this Resolution is subject to compliance with certain steps for its implementation with prior approval by the CNC.

NORTEL INVERSORA S.A.

(h) Regulation of Users of Mobile Communication Services

On September 9, 2013, the SC issued Resolution No. 12/13, establishing a procedure for public participation to express opinions and proposals on the Draft Regulation for Users of Mobile Communication Services (attached as Annex I of such resolution). As of the date of issuance of these financial statements, the period for such public comment has expired. The draft regulation contemplates, among other matters, the submission and maintenance of all service contracts electronically and on paper and also modifies the way changes in service plan business and marketing are submitted. As part of that process, Personal has submitted comments to the project stating the effects the provisions proposed in the published project, if approved, would have on the Argentine mobile communications industry.

(i) Change in the valuation method of mobile services and information on the conditions of commercial mobile plans

Resolution No. 26/13 issued on December 17, 2013 changed the valuation method of calls originating on mobile services and the mechanism for informing the CNC of the conditions of existing commercial plans. The new resolution establishes that calls originated by users of mobile communications will be charged per second and the pricing of each call will consist of a fixed value corresponding to the Initial Communication Block (including up to 30 seconds), plus additional charges per second after the 30th second of communication has elapsed.

The resolution requires providers of mobile communications services to adopt appropriate measures for the implementation of the new valuation method within sixty (60) calendar days from the publication of the Resolution for current users, and within fifteen (15) calendar days from publication for new users.

The resolution also establishes that the prices for each type of service plan, as well as the commercial conditions for all service plans, must be reasonable and non-discriminatory, and shall be submitted to the Enforcement Authority no less than (60) calendar days prior to their becoming effective.

As of the date of issuance of these financial statements, Personal has filed a request for extension of the time limits required by the resolution. However, Personal has made the necessary implementations to comply with the new provisions.

(j) Increase in the Regulator’s Penalty Activities

Telecom Argentina is subject to various penalty procedures, in most cases promoted by the Regulatory Authority, for delays in the reparation and installation of service to fix-line customers. Although generally a penalty considered on an individual basis does not have a material effect on Telecom Argentina’s equity, there is a significant disproportion between the amounts of the penalty imposed by the Regulatory Authority and the revenue that the affected customer generates to Telecom Argentina.

During 2013, the CNC significantly increased its penalty activities, increasing the amount of accusations and penalties, as well as the individual amount of each of the latter. In several cases the penalties imposed during 2013 have had twice the economic value of the penalties imposed to Telecom Argentina in previous fiscal years for the same alleged offences.

As a result of the above, and notwithstanding the defense arguments submitted by Telecom Argentina at the administrative level, losses recorded during the year ended on December 31, 2013 for contingencies of regulatory nature in Telecom Argentina have significantly increased, reaching an amount of $117 (vs. $51 in FY12 or +129%), which is included in item “Provisions” in the Income Statement. In determining the provisions for regulatory sanctions, the Telecom Argentina’s Management, with the assistance of its legal counsel, has determined the likelihood of such sanctions being imposed and the amount thereof based on historical information and contemplating various probable scenarios of prescription of charges and penalties received at the end of fiscal year 2013.

(k) “Tax Stability” principle: impact of variations in Social Security contributions

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

NORTEL INVERSORA S.A.

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

As of December 31, 2013, Telecom Argentina has a net receivable of $62 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the non-current caption “Other receivables”.

Since the resolution allows Telecom Argentina to offset the receivables with existing and/or future regulatory duties and the intention of Telecom Argentina is to exercise its offsetting rights, the receivable was recorded net of reserves. As of December 31, 2013, the reserves corresponding to these regulatory duties amounted to $85.

Since December 2008, Telecom Argentina has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

(l) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

On December 1, 1999, SC Resolution No. 4,269/99 approved results arising from the application of the methodology outlined by SC Resolution No. 1,801/97, through which experts from the Buenos Aires National University verified the income variation of Telecom Argentina and Telefónica, for a term of two years, resulting from rate rebalancing of February 1997. The mentioned institution determined an increase in the income of Telecom Argentina as a result of the rate rebalancing of approximately $9.5 during the two years observed.

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

In August 2009, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by Telecom Argentina of $3.1 plus interest. Telecom Argentina has offset this balance with the credit resulting from SC Resolution No. 41/07, described in (k) above.

On April 6, 2000, the Argentine Government, Telefónica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefónica) for the period from November 2000 to October 2001.

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

Tax on deposits to and withdrawals from bank accounts charged to customers

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, going forward, tariff increases on basic telephony services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. Telecom Argentina has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (m) below).

NORTEL INVERSORA S.A.

In April 2007, Telecom Argentina provided the CNC with supporting documentation on this amount for its audit. Telecom Argentina had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by Telecom Argentina and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, Telecom Argentina has recorded as “Non-current Other receivable” a total of $23. This receivable is also included in the reserves above mentioned in k).

(m) Renegotiation of agreements with the Argentine Government

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

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

-	The pesification of rates;

-	The elimination of dollar or other foreign-currency adjustments and indexing provisions for rates;

-	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

-	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

-	The overall impact of rates for public services on the economy and income levels;

-	Service quality and investment plans, as contractually agreed;

-	The customers’ interests and access to the services;

-	The security of the systems; and

-	The profitability of the service providers.

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

NORTEL INVERSORA S.A.

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new LOU (the “Letter”) with the UNIREN, within the framework of the renegotiation of its license, begun in 2004. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter provides the framework for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Article 9 of the Public Emergency Law.

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

• Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina – Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect after the 30th day from the end of the public hearing convened to deal with the Letter. Once the Minutes of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

• An adjustment shall be made to increase the termination charge of international incoming calls to a local area to be equivalent to international values, which are at present strongly depreciated;

• Off-peak telephone hours corresponding to reduced rates shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions will provide the framework for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve said Minutes. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina – Inversiones S.L. have timely fulfilled the Agreement’s commitments.

As of the date of issuance of these financial statements, Telecom Argentina continues to await completion of the administrative steps required for the National Executive to submit to the National Congress a proposed Memorandum of Agreement for Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Management of Telecom Argentina that the renegotiation agreement process will be satisfactorily completed.

(n) “Buy Argentine” Act

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

NORTEL INVERSORA S.A.

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

Note 3 – Significant accounting policies

a) Going concern

The consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 have been prepared on a going concern basis as there is a reasonable expectation that Nortel and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

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

d) Consolidation

These consolidated financial statements include the accounts of Nortel with Telecom Argentina and its subsidiaries over which it has effective control (Personal, Núcleo, Springville, Micro Sistemas and Telecom USA) as of December 31, 2013, 2012 and 2011.

Control exists when the investor (Nortel) has power over the investee; exposure, or rights, to variable returns from its involvement with the investee and has the ability to use its power to affect the amount of the returns. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

NORTEL INVERSORA S.A.

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

The Telecom Group discloses its revenues into two groups: services and equipment. Service revenues are the main source of income for the Telecom Group and are disclosed by nature: Voice services, Internet services and Data transmission services. This classification of revenues is given by different commercial offers and products, type of contracts and kind of customers. Equipment sales represent a precursor of the mentioned service revenues; therefore, from time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs in order to acquire new contracts with a minimum non-cancelable period of permanence.

Other income mainly includes penalties collected from suppliers which are realized in the ordinary course of business but are not the main business objective.

The Telecom Group’s principal sources of revenues are:

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

NORTEL INVERSORA S.A.

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

Revenue on construction contracts recognized in year ended December 31, 2013 amounted to $19, of which $12 are receivables. The agreement provides finance within 48 months from April 2014, the date when the implementation of the project is estimated. No revenue on construction contracts were recorded for year 2012. Revenue on construction contracts recognized in year ended December 31, 2011 amounted to $25.

Cost on construction contracts recognized in year ended December 31, 2013 amounted to $16. No cost on construction contracts were recorded for year 2012. Cost on construction contracts recognized in year ended December 31, 2011 amounted to $14.

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

NORTEL INVERSORA S.A.

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

f) Financial instruments

f.1) Financial assets

Telecom Group early adopted IFRS 9 in its first consolidated financial statements prepared in accordance with IFRS as issued by the IASB (thus, in its consolidated financial statements as of December 31, 2010).

Financial assets and liabilities, on initial recognition, are measured at transaction price as of the acquisition date. Financial assets are derecognized in the financial statement when the rights to receive cash flows from them have expired or have been transferred and the Company has transferred substantially all the risks and benefits of ownership.

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

Investments in mutual funds are carried at fair value. Unrealized gains and losses are included in financial income/expenses in the consolidated statements of income. During 2013, Personal acquired mutual funds whose main underlying asset is adjustable to the variation of the US$/$ exchange rate (dollar linked).

Trade and other receivables

Trade and other receivables classified as either current or non-current assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

NORTEL INVERSORA S.A.

Investments

Investments over 90 days maturity are recorded at amortized cost.

Argentine companies’ notes and Government bonds (where in both cases the intention of Personal is held to maturity) are recorded at amortized cost. During 2013 Personal acquired Government bonds denominated in US Dollars (Bonar VII – which have reached the maturity date and have been collected as of the date of these consolidated financial statements – and Boden 2015), which bear an annual interest of 7%, also in US Dollars. These Government bonds are measured at amortized cost. However, since they are denominated in US Dollars and bear an interest in this foreign currency, for purposes of calculating the internal rate of return (IRR), Management estimated the US Dollar denominated cash flows to be generated until maturity and compared that amount to the fair value of the instrument in US Dollars at the acquisition date (being the IRR the rate that equates both amounts). The acquisition cost in US Dollars has been adjusted by applying the IRR and the resulting value was converted to Argentine pesos using the exchange rate as of the date of measurement. The exchange differences generated by these Government bonds are included in Financial expenses as Foreign currency exchange gains or losses.

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

Until the redemption of the shares on June 14, 2012 and in accordance with the Terms and Conditions of issuance, Nortel’s Class “A” preferred shares provided a mandatory repayment schedule. Although payments to the holders of such shares became due only to the extent that the Company had liquid and realized profits, legally available for distribution under Argentine law, the Company’s payment obligation did not disappear as a result of the temporary lack of such profits. Therefore, the Company’s payment obligations under the terms of issuance of the Class “A” preferred shares were classified as liability and valued at their amortized cost (as provided by CNV Resolution No. 576/09).

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

f.3) Derivatives

Derivatives are used by the Telecom Group to manage its exposure to exchange rate and sometimes interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to pre-established operational limits.

All derivative financial instruments are measured at fair value in accordance with IFRS 9, when they do not qualify for hedge accounting or in accordance with IFRS 9 when they meet the conditions for hedge accounting.

In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when:

a) The hedging relation consists only on hedging instruments and hedged items eligible;

b) Since its inception the hedging relation and the purpose and risk management strategy, are formally designated and documented;

c) the hedge is expected to fulfill the efficacy requirements mentioned in Note 20.

NORTEL INVERSORA S.A.

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

For additional information about derivatives operations during 2013 and 2012 see Note 20.

g) Inventories

Inventories are measured at the lower of cost and estimated net realizable value. Cost is determined on a weighted average cost basis. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Allowances are made for obsolete and slow-moving inventories.

From time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs. This strategy is aimed at achieving higher service revenues or at retention of high value customers by reducing customer access costs while maintaining the companies’ overall mobile business profitability since the customer subscribes a monthly service contract for a minimum non-cancelable period. For the estimation of the net realizable value in these cases the Telecom Group considers the estimated selling price less applicable variable selling expenses plus the expected margin from the service contract signed during its minimum non-cancelable term.

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

Depreciation of PP&E owned is calculated on a straight-line basis over the ranges of estimated useful lives of the assets; the ranges of the estimated useful lives of the main PP&E are the following:

Asset	Estimated useful life (in years)
Buildings received from ENTel	35
Buildings acquired subsequent to 11/8/90	50
Tower and pole	15
Transmission equipment	3-20
Wireless network access	5-10
Switching equipment	5-13
Power equipment	7-15
External wiring	10-20
Computer equipment and software	3-5
Telephony equipment and instruments	5-10
Installations	3-10

NORTEL INVERSORA S.A.

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

- Subscriber acquisition costs (“SAC”)

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

- Service connection or habilitation costs

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

- PCS license (Argentina)

Telecom Argentina, based on an analysis of all of the relevant factors, has considered the license having an indefinite useful life since there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

- PCS and Band B licenses (Paraguay)

Initial acquisition costs of Núcleo’s PCS and Band B licenses were amortized under the straight-line method over 120 months. These licenses were successively renewed for a period of 5 years, estimating the finalization of its amortization during year 2017.

- Internet and data transmission license (Paraguay)

Núcleo’s license is amortized over 60 months through fiscal year 2016.

- Rights of use

Telecom Argentina purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a specified period of time. Acquisition costs are capitalized as intangible assets and amortized over the terms of the respective capacity agreements, generally 180 months.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of Telecom Argentina’s services and products. Amounts capitalized are being amortized over the life of the agreements, with expiration ranging from financial year 2009 to financial year 2028.

NORTEL INVERSORA S.A.

- Customer relationships

Customer relationships identified as part of the purchase price allocation performed upon the acquisition of Cubecorp Argentina S.A. (a company engaged in data center business) in financial year 2008, are being amortized over the estimated duration of the relationship for customers in the data center business (180 months).

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

As of December 31, 2013 the Telecom Group holds finance leases which represent current commercial liabilities in the amount of $28 and non-current commercial liabilities of $1. The total payment for these capital leases upon maturity amounts to $31.

A summary by major class of fixed assets covered by finance leases as of December 31, 2013 is as follows:

	Book value	Lease terms	Amortization period
PP&E – Computer equipment	53	3 years	3 years
Accumulated depreciation	(26)

Net value	27

	Book value	Lease terms	Amortization period
PP&E – Transmission equipment	3	2 years	5 years
Accumulated depreciation	(1)

Net value	2

Operating leases

Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative.

In the normal course of business, Telecom Argentina leases cell sites, switch sites, satellite capacity and circuits under various non-cancellable operating leases that expire on various dates through 2028. Rental expenses are included under Interconnection costs and other telecommunication charges and Other operating expenses items lines in the consolidated income statements.

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

The recoverable value of an asset is the higher of its fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the evaluated asset.

Where it is not possible to estimate the recoverable value of an individual asset, Telecom Argentina estimates the recoverable value of the cash-generating unit to which the asset belongs. Telecom Argentina considers each legal entity of the Telecom Group as a cash-generating unit.

NORTEL INVERSORA S.A.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded if no impairment loss had been recognized. The reversal of an impairment loss is recognized as income in the consolidated income statement.

Intangible assets with an indefinite useful life (including intangible assets not ready to use) are not subject to amortization and are tested at least annually for impairment. The only intangible asset with an indefinite useful life held by Telecom Argentina as of December 31, 2013 and 2012 is the PCS license (Argentina), which is entirely allocated to the Personal Mobile Service operating segment. Its recoverable amount is determined based on the value in use, which is estimated using discounted net cash flows projections.

For the year presented, Telecom Argentina estimates that does not exist indicators of impairment of assets that are subject to amortization with the exception of those referred to, in the following paragraphs.

During 2013, Personal has assessed the recoverable value of a group of assets recorded in PP&E related to pricing and billing systems related to prepaid and postpaid subscribers. Because of the low performance and for the reason that the system does not meet the objectives established for its implementation, Personal´s Management decided the discontinuation of the system. As a whole, Personal has recorded an impairment for a total amount of $65 equivalent to the carrying value of these assets.

Additionally, Telecom Argentina assessed the recoverable value of certain assets related to projects entered into with the public sector and the private sector, and given the current uncertainties regarding the future development and the future cash flows associated to this group of assets; the Telecom Argentina’s Management recorded an impairment loss of approximately $122. The amount of this impairment loss will be re-assessed periodically.

These impairments are included in operating expenses under the item line “Impairment of PP&E”.

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

The net periodic pension costs are recognized in the income statement as employees render the services necessary to earn pension benefits. However, actuarial gains and losses should be presented in the statements of comprehensive income. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by IAS 19 revised. Telecom Argentina does not make plan contributions or maintain separate assets to fund the benefits at retirement.

The actuarial assumptions used are based on market interest rates, past experience and Management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following rates and salary ranges:

	2013	2012	2011
Discount rate (1)	8.0% – 10.8%	4.1% – 13.1%	5.6 – 12.1%
Projected increase rate in compensation (2)	15.0% – 25.0%	15.0% – 25.2%	15.0 – 25.7%

(1)	Represents estimates of real rate of interest rather than nominal rate in $.
(2)	In line with an estimated inflationary environment for the next three financial years.

In accounting for these pension benefits of unionized employees of Telecom Argentina, IAS 19 revised (Employee benefits) issued by the IASB in June 2011 has been applied. IAS 19 revised introduced changes related to the recognition of actuarial gains and losses, the disclosure of re-measurements of net defined benefit liability / asset (requiring its recognition in Other comprehensive income), as well as additional disclosure requirements for defined benefit plans. IAS 19 revised is mandatory for periods beginning on or after January 1, 2013. The adoption of such standard would result in a reduction of $0.1 in Retained Earnings at the beginning of the fiscal year 2013 with counter entry in Other Comprehensive Income. Given the immateriality of this change, the Telecom Group and the Company beginning balances have not been modified, and this IAS 19 revised has been applied starting from fiscal year 2013.

Additional information on pension benefits is provided in Note 16.

NORTEL INVERSORA S.A.

•	Legal fee

Pursuant to Law No. 26,476 – Tax Regularization Regime (“Régimen de Regularización Impositiva Ley Nº 26,476”), Telecom Argentina is subject to a legal fee which shall be paid in twelve monthly consecutive installments without interest as from final judgment. It is carried at amortized cost.

m) Deferred revenues

Deferred revenues include:

-	Deferred revenues on prepaid calling cards

Revenues from unused traffic and data packs for unexpired calling cards are deferred and recognized as revenue when the minutes and the data are used by customers or when the card expires, whichever happens first. See Note 3.e. Revenues – Fixed telecommunication services and products.

-	Deferred revenues on connection fees

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of customer relationship. See Note 3.e. Revenues – Fixed telecommunication services and products and Mobile telecommunication services and products.

-	Customer Loyalty Programs

The fair value of the award credits regarding Personal and Núcleo’s customer loyalty program is accounted for as deferred revenue, and recognized as revenue when the award credits are redeemed or expire, whichever occurs first. See Note 3.e. Revenues – Mobile telecommunication services.

-	Deferred revenue on sale of capacity and related services

Under certain network capacity purchase agreements, Telecom Argentina sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided. Those revenues are recorded under “Data” item line in the Fixed services segment.

-	Deferred income for CONATEL’s government grants

During 2010 and 2011, the CONATEL awarded to Núcleo public tenders for the expansion of the network infrastructure that provides a platform for access to mobile services and basic services in social interest areas in Paraguay.

Government grants shall be recognized on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate. In accordance with IAS 20 the government grants related to assets can be presented either in the statement of financial position as deferred income or as a reduction of the carrying amount of related asset. The Telecom Group opted the first alternative provided by the standard considering that recognition as deferred income adequately reflects the business purpose of the transaction. Therefore, the related assets were recognized at the cost incurred by Núcleo in the construction of the engaged infrastructure and the government grant was accounted for as deferred income and recognized in profit or loss starting at the time the infrastructure becomes operative and throughout its useful life.

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

NORTEL INVERSORA S.A.

As of December 31, 2012, restructuring debt represented the indemnities that were payable for the layoffs related to the restructuring plan that the Telecom Group began by the end of 2012 which was finished on June 2013. Further information on the restructuring plan is provided in Note 17 to the consolidated financial statements.

o) Taxes payables

The Company and the Telecom Group are subject to different taxes and levies such as municipal taxes, tax on deposits to and withdrawals from bank accounts, turnover taxes, regulatory fees (including SU) and income taxes, among others, that represent an expense for the Company and the Group. They are also subject to other taxes over its activities that generally do not represent an expense (internal taxes, VAT, ENARD tax).

The principal taxes that represent an expense for the Company and the Telecom Group are the following:

- Income taxes

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

Deferred tax assets relating to unused tax loss carry forwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets arising from investment in subsidiaries are recognized when it is probable that the temporary differences will be reversed in the foreseeable future and when future taxable income would be sufficient to apply those temporary differences. The statutory income tax rate in Argentina was 35% for all years presented. Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

Amendments to the Income Tax Law

On September 23, 2013, Law No. 26,893 was published in the Official Bulletin, incorporating amendments to the Income Tax in connection with, among others, the taxation of results derived from transfers of stocks and dividend distributions. On February 7, 2014, the PEN set out regulatory clarifications in this matter through the Decree No. 2,334/13:

•	Results derived from transfers of stocks

As from the amendment’s effective date, results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax, regardless of the kind of beneficiary who realizes the gain. The effective tax rate applicable is 15%. Negative results arising from such operations will have the character of specific and can only be offset against future earnings from operations of the same nature.

However, results from the transfer of such securities are exempt from such income tax when the latter are listed on stock exchange markets and the gains are realized by individual or undivided estates residents in Argentina.

Gains obtained by nonresidents from the transfer of shares, quotas and other equity interests, titles, bonds and other securities are also subject to income tax. When both the seller and the buyer are nonresidents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred.

NORTEL INVERSORA S.A.

•	Dividend distributions

Dividends and other profits paid in cash or in kind – except for stock dividends or quota dividends – , by companies and other entities incorporated in Argentina referred to in Argentine Income Tax Law Sections 69 (a) (1), (2), (3), (6) and (7), and Section 69 (b), are subject to income tax at a 10% rate, except for dividends received by domestic companies and other domestic entities, which continue to be not subject to income tax. Dividends distributed to nonresidents shall be subject to a 10% withholding tax, as a unique and definitive payment. Consequently, any dividend distribution made by the Company to its shareholders shall be subject to this broadened tax, except for those beneficiaries that are domestic corporate taxpayers “sujetos empresa” (such as, for instance, distributions made from Nortel to Sofora) and regardless of, if applicable, the so called “Equalization Tax”.

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

The statutory income tax rate in the United States was 39.50% for the years ended December 31, 2013, 2012 and 2011, respectively.

- Turnover tax

Under Argentine tax law, the Telecom Group is subject to a tax levied on revenues and other income, net of certain deductible expenses. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services and equipment). Average rates resulting from the turnover tax charge over the total revenues were approximately 5.3%, 4.7% and 4.4% for the years ended December 31, 2013, 2012 and 2011, respectively. In the case of the Company, interests from time deposits are subject to a 5% turnover tax rate.

- Other taxes and levies

Since the beginning of 2001, telecommunication services companies have been required to make a SU contribution to fund SU requirements (Note 2.d). The SU tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the SU tax and other deductions stated by regulations. The rate is 1% of total billed revenues and adopts the “pay or play” mechanism for compliance with the mandatory contribution to the SU fund.

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

q) Dividends

Dividends payable are reported as a change in equity in the year in which they are approved by the Stockholders’ Meeting.

NORTEL INVERSORA S.A.

r) Finance income and expenses

Finance income and expenses include:

•	interest accrued on the related financial assets and liabilities using the effective interest rate method;

•	changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss;

•	gains and losses on foreign exchange and financial instruments (including derivatives);

•	other financial results.

s) Telecom Argentina’s Treasury Shares Acquisition

Effect of Telecom Argentina’s Acquisition of Treasury Shares

In connection with the Treasury Shares Acquisition Process described in Note 19 to the consolidated financial statements, Telecom Argentina has applied the guidance set forth in IAS 32, which provides, consistently with the CNV Regulations, that any instruments of its own equity acquired by Telecom Argentina must be recorded at the acquisition cost and must be deducted from Equity under the caption “Treasury shares acquisition cost”. No profit or loss resulting from holding such instruments of own Equity shall be recognized in the income statement. If the treasury shares are sold, the account “Treasury shares acquisition cost” shall be recorded within Equity under the “Treasury shares negotiation premium” caption. If such difference is negative, the resulting amount shall be recorded within Equity under the “Treasury shares negotiation discount” caption.

Effect of Telecom Argentina’s Acquisition of Treasury Shares in Nortel

Telecom Argentina’s Ordinary Stockholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to Telecom Argentina’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

On May 22, 2013, Telecom Argentina’s Board of Directors approved the terms and conditions of the Telecom Argentina’s Treasury Shares Acquisition Process. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Stockholders’ Meetings. In accordance with IFRS, the economic rights of an investor in a company that holds treasury shares must be calculated taking into account the amount of shares held by such investor against the aggregate amount of outstanding shares of the subsidiary/associate. As a result, Telecom Argentina’s treasury shares acquisition has caused Nortel to increase its political and economic rights from 54.74% to 55.60% of the outstanding capital stock of Telecom Argentina as of December 31, 2013.

As of December 31, 2013, Telecom Argentina had acquired 15,221,373 treasury shares, which were carried at their transaction cost of $461, reducing its equity in such amount. This accounting treatment has caused a reduction of Nortel’s investment in Telecom Argentina and a reduction of its equity of $155, which is disclosed in the Equity as “Subsidiary’s treasury shares acquisition effect”.

t) Earnings per share

Basic earnings per share are calculated by dividing the net income or loss attributable to owners of the Parent by the weighted average number of shares of common stock outstanding during the year (see Note 25).

u) Use of estimates

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

NORTEL INVERSORA S.A.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Financial statement item / area	Accounting estimates
Revenues	Revenue recognition is influenced by: • the expected duration of the relationship with the customer for revenues from upfront connection fees; • the estimation of traffic measures.
Useful lives and residual value of PP&E and Intangible assets	PP&E and intangible assets, except for indefinite useful life intangibles, are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the depreciable amount of the assets and their useful lives involves significant judgment. The Telecom Group periodically reviews, at least at each financial year-end, the estimated useful lives of its PP&E and amortizable intangible assets.
Recoverability of PP&E and intangible assets with finite useful life

At least at every annual closing date, an assessment is made regarding whenever events or changes in circumstances indicate that PP&E and amortizing intangible assets may be impaired.

The recoverable amount is the higher of the fair value (less costs to sell) and its value in use. The identification of impairment indicators and the estimation of the value in use for assets (or groups of assets or cash generating units) require management to make significant judgments concerning the validation of impairment indicators, expected cash flows and applicable discount rates Estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, capital cost, etc.

For the years presented the Telecom Group estimated that there are no indicators of impairment of assets that are subject to amortization, with the exception of those mentioned in the point k) of this note for a total amount of $187. However, changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition and/or changes in market conditions, and the outcome of the rates negotiations for regulated fixed services with the Argentine government, could significantly impact these judgments and could require future adjustments to the recorded assets.

Although no indicators of impairment are verified the Telecom Argentina’s Management, prudentially, has assessed the recoverability of PP&E and intangible assets for Telecom Argentina assuming different scenarios of probability which contemplates rate adjustments for regulated services. Considering these assumptions, the Telecom Argentina’s Management believes that its fixed assets are recoverable.

Intangible assets with indefinite useful life – PCS license

The Telecom Group determined that Personal’s PCS license met the definition of an indefinite-lived intangible asset for the years presented and tests it annually for impairment. The recoverability assessment of an indefinite-lived intangible asset such as the PCS license requires our Management to make assumptions about the future cash flows expected to be derived from such asset.

Such estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, etc. The discount rate used to determine the discounted cash flow is an annual US dollar rate of approximately 13%.

Our judgments regarding future cash flows may change due to future market conditions, business strategy, the evolution of technology and other factors. These changes, if any, may require adjustments to the carrying amount of the PCS license.

Income taxes and recoverability assessment of deferred tax assets	Income taxes (current and deferred) are calculated in each company of the Telecom Group according to a reasonable interpretation of the tax laws in effect in each jurisdiction where the companies operate. The recoverability assessment of deferred tax assets sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets takes into account the estimate of future taxable income based on the Telecom Group’s projections and on conservative tax planning.
Receivables and payables valued at amortized cost	Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long term receivables and payables. The estimated discount rate used to determine the discounted cash flow of non-current receivables and payables is an annual rate in pesos ranging between 20% and 32% for year 2013 and 19% and 28% for year 2012. Additionally, an annual U.S. dollars rate of approximately 8% was used for discounting long term receivables denominated in U.S dollars during 2013 and 2012.
Provisions	The Telecom Group is subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory and other matters. In order to determine the proper level of provisions, Management assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. Internal and external legal counsels are consulted on these matters. A determination of the amount of provisions required, if any, is made after careful analysis of each individual issue. The determination of the required provisions may change in the future due to new developments in each matter, changes in jurisprudential precedents and tribunal decisions or changes in its method of resolving such matters, such as changes in settlement strategy.
Allowance for Doubtful Accounts	The recoverability of receivables is measured by considering the aging of the accounts receivable balances, historical write-offs, customer creditworthiness and changes in the customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of the customers were to deteriorate, the actual write-offs could be higher than expected.

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

NORTEL INVERSORA S.A.

New Standards and Interpretations issued by the IASB not in force

As required by IAS 8, the IFRS issued by the IASB not in force as of the date of these consolidated financial statements are reported below and briefly summarized. These standards have not been adopted by the Company or the Telecom Group.

Amendments to IAS 32 (Requirements for offsetting financial instruments)

In December 2011 the IASB issued amendments to IAS 32.

The amendments clarify the meaning of currently has a legally enforceable right of set-off and also clarify the application of the IAS 32 offsetting criteria to settlement systems which apply gross settlement mechanisms that are not simultaneous.

These amendments are effective for financial years beginning on or after January 1, 2014 and are required to be applied retrospectively. Early application is permitted. The Telecom Group is currently analyzing the impact that the adoption of these amendments will have on the Company or the Telecom Group’s financial position.

IFRIC 21 (Levies)

In May 2013, the IASB issued IFRIC 21 “Levies”. This interpretation addresses the principle that the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by the legislation. An entity does not have a constructive obligation to pay a levy that will be triggered by operating in a future period as a result of the entity being economically compelled to continue to operate in that future period. If an obligation to pay a levy is triggered when a minimum threshold is reached, the accounting for the liability that arises from that obligation shall be recognized when that threshold is reached.

This interpretation is effective for annual periods beginning on or after January 1, 2014. Early application is permitted. The adoption of this interpretation will not have significant impacts on the Company or the Telecom Group’s financial position or on the results of operations.

Amendments to IAS 36 (Information disclosure regarding the impairment of non-financial assets)

In May 2013 the IASB issued amendments to IAS 36. The amendments require the disclosure of information about the recoverable amount of assets that were impaired, when its estimated recoverable amount is based on fair value less costs to sell. In addition, in those cases in which recoverable amount based on fair value less costs of disposal is calculated using discounted cash flows, it is required to disclose the discount rate that has been used in the present value technique. This requirement shall be applied for assets which have been impaired or a reversal of impairment has been accounted during the annual period.

These amendments are effective for annual periods beginning on or after January 1, 2014, retrospectively. Early application is permitted. The adoption of this interpretation will not have significant impacts on the Company or the Telecom Group’s disclosures.

Amendments to IAS 19 (Employee contributions to Defined Benefit Plans)

In November 2013 the IASB issued amendments to IAS 19. These amendments clarify the recognition of those contributions made by third parties or by employees to defined benefit plans.

These amendments are effective for annual periods beginning on or after July 1, 2014, retrospectively. Early application is permitted. The adoption of these amendments will not have significant impacts on the Company or the Telecom Group’s financial position or on the results of operations.

Annual Improvements to IFRSs (2010-2012 Cycle)

In December 2013 the IASB published the Annual Improvements to IFRSs (2010-2012 Cycle), which introduced amendments to IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38. These amendments address clarifications that the IASB considered necessary because there were diversity or confusion in the interpretation of certain requirements. However, the amendments do not substantially modify the related standards. The adoption of these amendments will not have significant impacts on the Telecom Argentina’s financial position or results of operations.

The amendments are effective for annual periods beginning on or after July 1, 2014.

NORTEL INVERSORA S.A.

Annual Improvements to IFRSs (2011-2013 Cycle)

In May 2012 the IASB published the Annual Improvements to IFRSs (2011-2013 Cycle), which introduced amendments to IFRS 3, IFRS 13 and IAS 40. These amendments address clarifications the IASB considered necessary because there were diversity or confusion in the interpretation of certain requirements. However the amendments do not substantially modify the related standards. The adoption of these amendments will not have significant impacts on the Company or the Telecom Group’s financial position or results of operations.

The amendments are effective for annual periods beginning on or after July 1, 2014.

Note 4 – Cash and cash equivalents and Investments. Additional information on the consolidated statements of cash flows

a)	Cash and cash equivalents and Investments

Cash and cash equivalents and investments consist of the following:

	As of December 31,
Cash and cash equivalents	2013	2012
Cash	12	12
Banks	344	127
Time deposits	3,990	2,625
Mutual funds	955	404

Total cash and cash equivalents	5,301	3,168

Investments	As of December 31,
Current investments	2013	2012
Investments over 90 days maturity	—	540
Argentine companies notes	86	1
Provincial government bonds	35	20
Government bonds	2	—

Total current investments	123	561

	As of December 31,
Non-current investments	2013	2012
Government bonds	219	—
Provincial government bonds	13	—
Argentine companies notes	10	69
2003 Telecommunications Fund	1	1

Total non-current investments	243	70

b)	Additional information on the consolidated statements of cash flows

The Company applies the indirect method to reconcile the net income for the year with the cash flows generated by its operations:

•	Changes in assets/liabilities components:

	Years ended December 31,
	2013	2012	2011
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	(16)	—	3
Trade receivables, net	(1,065)	(654)	(534)
Other receivables, net	(329)	(163)	(107)
Inventories, net	(251)	(108)	(93)

	(1,661)	(925)	(731)

Net (decrease) increase in liabilities
Trade payables	1,411	169	293
Deferred revenues	178	90	178
Salaries and social security payables	48	8	175
Other taxes payables	67	84	31
Other liabilities	30	(40)	31
Provisions	(97)	(121)	(56)

	1,637	190	652

Income tax paid consists of the following:

	Years ended December 31,
	2013	2012	2011
Tax returns and payments in advance	(1,473)	(1,557)	(1,232)
Other payments	(149)	(90)	(84)

Total payments of income tax	(1,622)	(1,647)	(1,316)

NORTEL INVERSORA S.A.

•	Main non-cash operating transactions:

	Years ended December 31,
	2013	2012	2011
Retentions over dividends paid	67	—	—
Tax credits (Note 14)	17	—	—
Compensation of tax on personal property – on behalf of shares holders	13	—	—
Compensation of VAT credit and income tax	8	23	—
Compensation Fund contribution reclassified between:
Provisions and other receivables and salaries and social security contributions	—	39	—
Provisions and other liabilities	—	27	—
SAC acquisitions offset with trade receivables	239	161	95
SU receivables offset with taxes payable	—	—	112

•	Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2013	2012	2011
CAPEX (Note 8)	(3,964)	(2,415)	(2,318)
Acquisition of Materials (net transfers to CAPEX, Note 8)	(363)	(159)	(167)

Subtotal	(4,327)	(2,574)	(2,485)
Plus:
Payments of trade payables originated in prior years acquisitions	(829)	(1,223)	(1,065)
Less:
Acquisition of fixed assets through incurrence of trade payables	1,766	1,309	1,339
Assets retirement obligations	21	8	12
Mobile handsets lent to customers at no cost (i)	17	15	6

	(3,352)	(2,465)	(2,193)

(i)	Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2013	2012	2011
Intangible assets acquisitions (Note 9)	(887)	(842)	(874)
Plus:
Payments of trade payables originated in prior years acquisitions	(81)	(92)	(105)
SAC acquisition offset with trade receivables	(239)	(161)	(95)
Less:
Acquisition of intangible assets through incurrence of trade payables	361	234	267

	(846)	(861)	(807)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2013	2012	2011
Investments over 90 days maturity	540	(540)	20
Argentine companies notes and Government bonds	(259)	(90)	—

	281	(630)	20

•	Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

	Years ended December 31,
	2013	2012	2011
Debt proceeds – Núcleo	208	47	—

Total financial debt proceeds (*)	208	47	—

Redemption of Class “A” preferred shares – Nortel	—	(363)	(542)
Payment of dividends on Class “A” preferred shares redemption – Nortel	—	(113)	(116)
Payment of bank loans – Núcleo (*)	(157)	(63)	(36)

Total payment of debt	(157)	(539)	(694)

Payment of interest on bank loans – Núcleo	(16)	(13)	(14)

Total payment of interest	(16)	(13)	(14)

Acquisition of Treasury Shares (Telecom Argentina) – Note 19 f)	(461)	—	—

(*)	In September 2013, 160 (equivalent to 130,000 millions of Guaraníes) were taken mainly to be pre-cancel financial debt by 127 (equivalent to 103,000 millions of Guaraníes).

NORTEL INVERSORA S.A.

Reduction of “Voluntary Reserve for Future Dividend Payments” and Dividends Distribution of Nortel

The Company’s Board of Directors’ Meeting held on December 16, 2013, resolved to reduce the “Voluntary Reserve for Future Dividends Payment”, created by Nortel’s Annual and Extraordinary General Stockholders’ Meetings held on April 27, 2012 and April 26, 2013, and distribute cash dividends in an amount of $465 ($228 to Class B shares, equivalent to $154.60 argentine pesos per share, and $237 to shares of common stock, equivalent to $44.60 argentine pesos per share). Dividends were made available on December 27, 2013. Dividends were paid after (i) offsetting $5 owed to the Company as tax on personal property paid by the Company on behalf of shareholders, and (ii) withholding tax on dividends estimated in $23. As a result, the total amount paid as cash dividends was $437 as of December 31, 2013. Following the year end, the Company paid the withholding tax on dividends to the Tax Authorities.

The Annual and Extraordinary General Stockholders’ Meeting of Nortel held on June 13, 2012 approved a cash dividend distribution of approximately $5 (equivalent to $3.66 argentine pesos per share) to the Class B shares, and of approximately $6 to the shares of common stock (equivalent to $1.05 argentine pesos per share), which were paid on June 29, 2012.

Reduction of “Voluntary Reserve for Future Dividend Payments” and Dividend Distribution of Telecom Argentina

The Telecom Argentina’s Board of Directors’ Meeting held on December 13, 2013, resolved to reduce the “Voluntary Reserve for Future Dividends Payment”, and distribute cash dividends in an amount of $1,000 – $948 paid net of withholding taxes – (equivalent to $1.03 argentine pesos per share) to holders of outstanding shares, of which $392 correspond to non-controlling shareholders. Dividends were made available on December 27, 2013.

The Annual General Stockholders’ Meeting of Telecom Argentina held on April 27, 2012 approved a cash dividend distribution in an amount of $807 (equivalent to $0.82 argentine pesos per share of Telecom Argentina), of which $365 correspond to non-controlling shareholders. Dividends were paid on May 10, 2012.

Núcleo’s Dividends Distribution

The Annual Stockholders’ Meeting of Núcleo held on March 22, 2013 approved the following cash dividend payment:

Dividend payment month	Dividends attributable to Personal	Dividends attributable to non- controlling interest	Total dividends paid
May 2013	34	16	50
October 2013	34	17	51

Total (*)	68	33	101

(*)	Correspond to 80,000 million of Guaraníes approved by the Annual Stockholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.

Núcleo’s Annual General Stockholders’ Meeting held on March 16, 2012 approved the following cash dividend distribution to its shareholders:

Dividend payment month	Dividends attributable to Personal	Dividends attributable to non- controlling interest	Total dividends paid
April 2012	27	13	40
October 2012	20	10	30

Total (*)	47	23	70

(*)	Correspond to 70,000 million of Guaraníes approved by the Annual Stockholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.

NORTEL INVERSORA S.A.

Note 5 – Trade receivables

Trade receivables consist of the following:

	As of December 31,
	2013	2012
Current trade receivables
Fixed services	950	853
Personal mobile services	2,170	1,469
Núcleo mobile services	105	61

Subtotal	3,225	2,383
Allowance for doubtful accounts	(239)	(202)

	2,986	2,181

Non-current trade receivables
Fixed services	19	23
Núcleo mobile services	2	—

	21	23

Total trade receivables	3,007	2,204

Movements in the allowance for current doubtful accounts are as follows:

	Years ended December 31,
	2013	2012
Current allowance for doubtful accounts
At the beginning of the fiscal year	(202)	(170)
Additions – bad debt expenses	(283)	(275)
Uses	249	243
Currency translation adjustments	(3)	—

At the end of the year	(239)	(202)

Note 6 – Other receivables

Other receivables consist of the following:

	As of December 31,
	2013	2012
Current other receivables
Prepaid expenses	276	218
Expenditure reimbursement	91	38
Prepaid expenses related parties (Note 27.b)	76	—
Tax credits	58	62
Non deliverable forward (Note 20)	42	—
Restricted funds	26	13
Receivables for return of handsets under warranty	9	—
Receivables for suppliers indemnities	6	61
Guarantee deposits	5	—
Compensation Fund	—	19
Other	83	61

Subtotal	672	472
Allowance for doubtful accounts	(18)	(15)

	654	457

Non-current other receivables
Prepaid expenses	100	86
Prepaid expenses related parties (Note 27.b)	88	—
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and h)	85	85
Restricted funds	37	22
Tax credits	50	37
Other	14	7

Subtotal	374	237
Allowance for regulatory matters (Note 2 g. and h)	(85)	(85)
Allowance for doubtful accounts (tax on personal property)	(30)	(30)
Allowance for property tax credit and other tax credits	(17)	—

	242	122

Total other receivables	896	579

Movements in the allowances are as follows:

	Years ended December 31,
	2013	2012
Current allowance for doubtful accounts
At the beginning of the year	(15)	(12)
Additions	(3)	(3)

At the end of the year	(18)	(15)

	Years ended December 31,
	2013	2012
Non-current allowance for regulatory matters
At the beginning of the year	(85)	(90)
Uses	—	5

At the end of the year	(85)	(85)

NORTEL INVERSORA S.A.

	Years ended December 31,
	2013	2012
Allowance for doubtful accounts (tax on personal property)
At the beginning of the year	(30)	(34)
Additions	—	(1)
Uses	—	5

At the end of the year	(30)	(30)

	Years ended December 31,
	2013	2012
Non-current allowance for property tax credit and other tax credits
At the beginning of the year	—	—
Additions	(17)	—

At the end of the year	(17)	—

Note 7 – Inventories

Inventories consist of the following:

	As of December 31,
	2013	2012
Mobile handsets and equipment	849	626
Fixed telephones and equipment	8	15

Subtotal	857	641
Allowance for obsolescence of inventories	(85)	(8)

	772	633

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2013	2012
Allowance for obsolescence of inventories
At the beginning of the year	(8)	(19)
Additions – Fees for services, maintenance and materials (Note 22)	(109)	(12)
Uses	32	23

At the end of the year	(85)	(8)

Sale and cost of equipment and handsets by business segment is as follows:

	Years ended December 31,
	2013	2012	2011
Fixed services – excluding network construction contracts	61	81	64
Fixed services – network construction contracts	19	—	25
Cost of equipment and handsets – fixed services	(74)	(44)	(59)

Total equipment income – fixed services	6	37	30

Mobile services – Personal	3,126	1,915	1,472
Cost of equipment and handsets – mobile services Personal	(2,956)	(1,964)	(1,568)

Total equipment income (loss) – mobile services – Personal	170	(49)	(96)

Mobiles services – Núcleo	69	32	26
Cost of equipment and handsets – mobile services Núcleo	(81)	(35)	(13)

Total equipment income (loss) – mobile services – Núcleo	(12)	(3)	13

Total equipment and handsets sale	3,275	2,028	1,587
Total cost of equipment and handsets	(3,111)	(2,043)	(1,640)

Total income (loss) for sale of equipment and handsets	164	(15)	(53)

Note 8 – Property, plant and equipment

PP&E consist of the following:

	As of December 31,
	2013	2012
Land, buildings and installations	963	900
Computer equipment and software	1,476	1,196
Switching and transmission equipment (i)	2,558	2,286
Mobile network access and external wiring	3,091	2,531
Construction in progress	2,436	1,534
Other tangible assets	377	322

Subtotal	10,901	8,769
Materials	502	280
Valuation allowance for materials	(21)	(14)
Impairment of PP&E	(156)	—

Total PP&E	11,226	9,035

(i) Includes tower and pole, transmission equipment, switching equipment, power equipment and equipment lent to customers at no cost and handsets lent to customers at no cost.

NORTEL INVERSORA S.A.

Movements in Materials are as follows:

	Years ended December 31,
	2013	2012
At the beginning of the year	280	240
Plus:
Purchases	813	368
Less:
Transfers to CAPEX	(450)	(209)
Disposal for maintenance/installation	(147)	(125)
Currency translation adjustments	6	6

At the end of the year	502	280

Movements in the valuation allowance for materials are as follows:

	Years ended December 31,
	2013	2012
At the beginning of the year	(14)	(15)
Additions – Fees for services, maintenance and materials	(7)	(5)
Uses	—	6

At the end of the year	(21)	(14)

Movements in the impairment of PP&E are as follows:

	Years ended December 31,
	2013	2012
At the beginning of the year	—	—
Additions (i)	(172)	—
Uses (ii)	16	—

At the end of the year	(156)	—

(i)	Included in gain on disposal and impairment of PP&E.
(ii)	Included 1 in gain on disposal and impairment of PP&E. and 15 in depreciation of PP&E.

Details on the nature and movements during the years ended December 31, 2013 and 2012 are as follows:

	Gross value as of December 31, 2012	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2013
Land	137	—	1	8	—	146
Building	1,637	1	6	32	—	1,676
Tower and pole	665	—	34	84	—	783
Transmission equipment	5,181	27	60	177	(13)	5,432
Mobile network access	2,660	6	85	423	(9)	3,165
Switching equipment	5,636	31	112	339	(6)	6,112
Power equipment	957	1	23	113	—	1,094
External wiring	7,450	—	—	599	(11)	8,038
Computer equipment and systems	6,224	41	189	847	(6)	7,295
Telephony equipment and instruments	763	—	1	4	—	768
Equipment and handsets lent to customers at no cost	433	96	64	2	(108)	487
Vehicles	223	47	3	—	(19)	254
Furniture	121	1	4	6	—	132
Installations	548	—	8	92	—	648
Improvements in third parties buildings	294	3	13	53	—	363
Special projects	48	—	—	5	—	53
Construction in progress	1,534	3,689	12	(2,784)	(*) (15)	2,436
Asset retirement obligations	57	21	1	—	—	79

Total	34,568	3,964	616	—	(187)	38,961

(*)	Corresponds to the impairment of commercial systems of Personal recorded in impairment of PP&E.

NORTEL INVERSORA S.A.

	Accumulated depreciation as of December 31, 2012	Depreciation	Currency translation adjustments	Decreases and transfers	Accumulated depreciation as of December 31, 2013	Net carrying value as of December 31, 2013
Land	—	—	—	—	—	146
Building	(1,029)	(29)	(4)	—	(1,062)	614
Tower and pole	(391)	(40)	(15)	—	(446)	337
Transmission equipment	(4,378)	(193)	(33)	13	(4,591)	841
Mobile network access	(1,915)	(242)	(46)	5	(2,198)	967
Switching equipment	(4,784)	(320)	(77)	6	(5,175)	937
Power equipment	(673)	(51)	(13)	—	(737)	357
External wiring	(5,664)	(259)	—	9	(5,914)	2,124
Computer equipment and systems	(5,028)	(641)	(156)	6	(5,819)	1,476
Telephony equipment and instruments	(738)	(9)	(1)	—	(748)	20
Equipment and handsets lent to customers at no cost	(360)	(87)	(62)	108	(401)	86
Vehicles	(138)	(21)	(3)	18	(144)	110
Furniture	(90)	(6)	(3)	—	(99)	33
Installations	(393)	(45)	(7)	—	(445)	203
Improvements in third parties buildings	(177)	(45)	(7)	—	(229)	134
Special projects	(7)	(7)	—	—	(14)	39
Construction in progress	—	—	—	—	—	2,436
Asset retirement obligations	(34)	(3)	(1)	—	(38)	41

Total	(25,799)	(1,998)	(428)	165	(28,060)	10,901

	Gross value as of December 31, 2011	CAPEX	Currency translation adjustments (*)	Transfers and reclassifications	Decreases	Gross value as of December 31, 2012
Land	137	—	(3)	3	—	137
Building	1,582	1	20	34	—	1,637
Tower and pole	548	—	50	67	—	665
Transmission equipment	5,167	13	(196)	198	(1)	5,181
Mobile network access	2,359	1	120	181	(1)	2,660
Switching equipment	5,156	1	169	311	(1)	5,636
Power equipment	880	—	(5)	82	—	957
External wiring	6,975	—	—	483	(8)	7,450
Computer equipment and systems	5,291	18	344	576	(5)	6,224
Telephony equipment and instruments	943	—	(194)	14	—	763
Equipment and handsets lent to customers at no cost	300	84	68	—	(19)	433
Vehicles	191	40	—	1	(9)	223
Furniture	108	1	(3)	15	—	121
Installations	503	—	(18)	63	—	548
Improvements in third parties buildings	174	4	39	77	—	294
Special projects	7	—	—	41	—	48
Construction in progress	1,420	2,239	16	(2,141)	—	1,534
Asset retirement obligations	47	8	2	—	—	57

Total	31,788	2,410	409	5	(44)	34,568

	Accumulated depreciation as of December 31, 2011	Depreciation	Currency translation adjustments (*)	Decreases and transfers	Accumulated depreciation as of December 31, 2012	Net carrying value as of December 31, 2012
Land	—	—	—	—	—	137
Building	(985)	(29)	(15)	—	(1,029)	608
Tower and pole	(364)	(24)	(3)	—	(391)	274
Transmission equipment	(4,280)	(198)	99	1	(4,378)	803
Mobile network access	(1,681)	(211)	(24)	1	(1,915)	745
Switching equipment	(4,333)	(289)	(163)	1	(4,784)	852
Power equipment	(656)	(39)	22	—	(673)	284
External wiring	(5,444)	(228)	—	8	(5,664)	1,786
Computer equipment and systems	(4,129)	(603)	(300)	4	(5,028)	1,196
Telephony equipment and instruments	(908)	(10)	180	—	(738)	25
Equipment and handsets lent to customers at no cost	(246)	(64)	(69)	19	(360)	73
Vehicles	(128)	(18)	(1)	9	(138)	85
Furniture	(88)	(5)	3	—	(90)	31
Installations	(364)	(37)	8	—	(393)	155
Improvements in third parties buildings	(129)	(30)	(18)	—	(177)	117
Special projects	(3)	(4)	—	—	(7)	41
Construction in progress	—	—	—	—	—	1,534
Asset retirement obligations	(28)	(3)	(3)	—	(34)	23

Total	(23,766)	(1,792)	(284)	43	(25,799)	8,769

(*) Includes certain reclassifications between items.

NORTEL INVERSORA S.A.

Note 9 – Intangible assets

Intangible assets consist of the following:

	Gross value as of December 31, 2012	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2013
SAC fixed services	61	88	—	(28)	121
SAC mobile services	1,217	764	17	(858)	1,140
Service connection or habilitation costs	220	30	—	(33)	217
PCS license (Argentina)	658	—	—	—	658
PCS and Band B (Paraguay)	395	1	93	—	489
Rights of use	351	4	2	—	357
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	489	—	19	—	508

Total	3,434	887	131	(919)	3,533

	Accumulated amortization as of December 31, 2012	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2013	Net carrying value as of December 31, 2013
SAC fixed services	(21)	(64)	—	28	(57)	64
SAC mobile services	(671)	(775)	(11)	858	(599)	541
Service connection or habilitation costs	(126)	(28)	—	33	(121)	96
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B (Paraguay)	(395)	—	(93)	—	(488)	1
Rights of use	(124)	(21)	—	—	(145)	212
Exclusivity agreements	(24)	(2)	—	—	(26)	15
Customer relationship	—	—	—	—	—	2
Software developed for internal use	(489)	—	(19)	—	(508)	—

Total	(1,920)	(890)	(123)	919	(2,014)	1,519

	Gross value as of December 31, 2011	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2012
SAC fixed services	49	61	—	(49)	61
SAC mobile services	968	760	17	(528)	1,217
Service connection or habilitation costs	230	21	—	(31)	220
PCS license (Argentina)	658	—	—	—	658
PCS and Band B (Paraguay)	320	—	75	—	395
Rights of use	350	—	1	—	351
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	464		25	—	489

Total	3,082	842	118	(608)	3,434

	Accumulated amortization as of December 31, 2011	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2012	Net carrying value as of December 31, 2012
SAC fixed services	(24)	(46)	—	49	(21)	40
SAC mobile services	(464)	(723)	(12)	528	(671)	546
Service connection or habilitation costs	(129)	(28)	—	31	(126)	94
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B (Paraguay)	(318)	—	(77)	—	(395)	—
Rights of use	(102)	(22)	—	—	(124)	227
Exclusivity agreements	(23)	(1)	—	—	(24)	17
Customer relationship	—	—	—	—	—	2
Software developed for internal use	(464)	—	(25)	—	(489)	—

Total	(1,594)	(820)	(114)	608	(1,920)	1,514

NORTEL INVERSORA S.A.

Note 10 – Trade payables

Trade payables consist of the following:

	As of December 31,
	2013	2012
Current trade payables
PP&E	2,271	1,427
Other assets and services	2,237	1,589
Inventory	1,399	584

	5,907	3,600
Agent commissions	224	49
SU reimbursement	—	11

	6,131	3,660

Non-current trade payables
PP&E	1	20

	1	20

Total trade payables	6,132	3,680

Note 11 – Deferred revenues

Deferred revenues consist of the following:

	As of December 31,
	2013	2012
Current deferred revenues
Deferred revenue on prepaid calling cards	293	270
Deferred revenue on connection fees – fixed services	34	30
Deferred revenue on capacity rental	42	34
Deferred revenue on customer loyalty programs	51	26
Deferred revenue from CONATEL – mobile services Núcleo (Note 18 d)	3	2

	423	362

Non-current deferred revenues
Deferred revenue on capacity rental	301	217
Deferred revenue on connection fees – fixed services	66	64
Deferred revenue on customer loyalty programs	75	39
Deferred revenue from CONATEL—mobile services Núcleo (Note 18 d)	11	9

	453	329

Total deferred revenues	876	691

Note 12 – Financial debt

Financial debt (which fully belongs to Núcleo) consists of the following:

	As of December 31,
	2013	2012
Current financial debt
Bank loans (Núcleo)	10	40
Accrued interest (Núcleo)	5	3

	15	43

Non-current financial debt
Bank loans (Núcleo)	220	101

	220	101

Total financial debt	235	144

Bank loans

The following table shows the outstanding loans with local banks in Paraguay and their main terms as of December 31, 2013:

Principal nominal value (in million of Guaraníes)	Amortization term	Book value (in million of $)
		Current	Non-current
130,000	4.5 years	6	176
34,000	3.7 years	4	44
164,000		10	220

The weighted average annual rate of these loans is 9.3% in Guaraníes and the weighted average amortization term of these loans is approximately 3.8 years.

The terms and conditions of Núcleo’s loans provide for certain events of default which are considered standard for these kinds of operations.

NORTEL INVERSORA S.A.

Global Programs for the issuance of Notes

Telecom Argentina

The Ordinary and Extraordinary Stockholders’ Meeting of Telecom Argentina held on December 15, 2011, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years.

Personal

The Ordinary and Extraordinary Stockholders’ Meeting of Personal held on December 2, 2010, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years, On October 13, 2011, the CNV has approved this program.

Note 13 – Salaries and social security payables

Salaries and social security payables include unpaid salaries, vacation and bonuses and its related social security contributions, termination benefits and restructuring indemnities.

As of December 31, 2013, the total number of employees was 16,586 (16,581 of the Telecom Group and 5 of the Company) of which approximately 77% were unionized. All Management and senior positions of the Company and the Telecom Group are held by non-unionized employees.

In the field of compensation policy for Directors and Managers, the Company, the Telecom Group and its subsidiaries have a scheme that includes fixed and variable components. While fixed compensation is dependent upon the level of responsibility required for the position and its market competitiveness, variable compensation is comprised of compensation driven by the goals established on an annual basis and also by compensation regarding the fulfillment of long term goals.

The Telecom Group and the Company have no stock option plans for their employees.

Salaries and social security payables consist of the following:

	As of December 31,
	2013	2012
Current
Vacation and bonuses	484	392
Social security payables	191	144
Termination benefits	67	62
Restructuring debt	—	14
Compensation Fund debt	—	26

	742	638

Non-current

Termination benefits	111	128
Bonuses	7	—

	118	128

Total salaries and social security payables	860	766

Compensation for the Telecom Group Key Managers for the years ended December 31, 2013, 2012 and 2011 is shown in Note 27.c).

Note 14 – Income tax payables and deferred income tax

Income tax asset and liability, net as of December 31, 2013 and 2012 consist of the following:

	As of December 31, 2013						As of December 31, 2012
	Nortel	Telecom Argentina	Personal	Núcleo	Telecom USA	Total
Income tax payables	—	341	1,599	40	7	1,987	1,520
Payments in advance of income taxes	—	(261)	(901)	(21)	(6)	(1,189)	(1,065)
Law No, 26,476 Tax Regularization Regime	—	3	—	—	—	3	3

Current income tax liability, net	—	83	698	19	1	801	458

Non-current deferred income tax liabilities	—	—	126	—	—	126	220
Non-current deferred income tax (asset)	(2)	(116)	—	(12)	—	(130)	(62)
Law No, 26,476 Tax Regularization Regime	—	10	—	—	—	10	12

Non-current Income tax liability/(asset), net	(2)	(106)	126	(12)	—	6	170

NORTEL INVERSORA S.A.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2013							As of December 31, 2012
	The Company	Telecom Argentina	Personal	Springville	Núcleo	Telecom USA	Total	Argentina	Abroad
Tax loss carry forwards	(2)	—	—	(1)	—	—	(3)	(4)	(1)
Allowance for doubtful accounts	—	(43)	(55)	—	(4)	—	(102)	(94)	(2)
Provisions	—	(280)	(153)	—	—	—	(433)	(368)	—
PP&E	—	—	—	—	(12)	—	(12)	—	(11)
Inventory	—	—	(48)	—	—	—	(48)	(19)	—
Termination benefits	—	(58)	—	—	—	—	(58)	(63)	—
Other deferred tax assets, net	—	(131)	(31)	—	—	—	(162)	(111)	—
Allowance for deferred tax assets	—	—	27	1	—	—	28	27	1

Total deferred tax assets	(2)	(512)	(260)	—	(16)	—	(790)	(632)	(13)

PP&E and intangible assets	—	396	320	—	—	—	716	753	—
Cash dividends from foreign companies	—	—	66	—	4	—	70	45	5

Total deferred tax liabilities	—	396	386	—	4	—	786	798	5

Net deferred tax liabilities/(assets)	(2)	(116)	126	—	(12)	—	(4)	166	(8)

Net deferred tax liabilities/(assets) as of December 31, 2012	—	(54)	220	—	(8)	—	158

Income tax expense for the years ended December 31, 2013, 2012 and 2011 consists of the following:

	Year ended December 31, 2013
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total
Current tax expense	(17)	(341)	(1,585)	(24)	(3)	(1,970)
Fiscal year 2012 return adjustment	—	—	(3)	—	—	(3)
Deferred tax benefit	2	47	120	1	—	170
Valuation allowance	—	—	(4)	—	—	(4)

Income tax expense	(15)	(294)	(1,472)	(23)	(3)	(1,807)

	Year ended December 31, 2012
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total
Current tax expense	—	(310)	(1,187)	(23)	(2)	(1,522)
Deferred tax benefit	3	38	20	3	1	65
Valuation allowance	(4)	—	(3)	—	—	(7)

Income tax expense	(1)	(272)	(1,170)	(20)	(1)	(1,464)

	Year ended December 31, 2011
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total
Current tax expense	—	(379)	(1,039)	(16)	—	(1,434)
Deferred tax benefit (expense)	(4)	101	(59)	2	—	40
Valuation allowance	5	—	(5)	—	—	—

Income tax expense	1	(278)	(1,103)	(14)	—	(1,394)

Income tax expense for the years ended December 31, 2013, 2012 and 2011 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	For the years ended December 31,
	2013	2012	2011
Pre-tax income	5,016	4,139	3,833
Non taxable items – Class “A” preferred shares	—	53	112
Non taxable items – Others	—	(31)	6

Subtotal	5,016	4,161	3,951
Weighted statutory income tax rate (*)	34.4%	34.4%	34.2%
Income tax expense at weighted statutory tax rate	(1,725)	(1,431)	(1,350)
2006 -2012 affidavits adjustments – other receivables allowance	(17)	—	—
Income tax on cash dividends of foreign companies	(26)	(22)	(27)
Other changes in tax assets and liabilities	(32)	(4)	(17)
Fiscal year 2012 return adjustment	(3)	—	—
Changes in valuation allowance	(4)	(7)	—

	(1,807)	(1,464)	(1,394)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Company and the Telecom Group have operations. The statutory tax rate in Argentina was 35% for all the years presented, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the years presented, in Uruguay the statutory tax rate was 25% for all the years presented and in the USA the effective tax rate was 39.5% for all the years presented.

In 2013, the Argentine Federal Tax Authorities (AFIP) commenced an audit process on the Company relating to income tax for taxable years 2006 to 2010.

NORTEL INVERSORA S.A.

In November 2013, the Company’s Management, having received corresponding technical advice, proceeded to (i) file amended income tax returns for taxable years 2006 to 2010, pursuant to the adjustments proposed by the AFIP, complying with such proposed adjustments although not agreeing with AFIP’s criterion, (ii) file amended income tax returns for taxable years 2011 and 2012 following a criterion similar to that adopted by AFIP, and (iii) pay to AFIP the amount resulting from the amended income tax returns for taxable years 2011 and 2012 of approximately $13 (net of $4 corresponding to tax credit for minimum presumed income tax) and pay approximately $9 compensatory interests charges corresponding to taxable years 2011 and 2012.

The accounting effect of such filings entailed the recognition of a tax credit of $17 in favor of the Company, shown in “Other Non-current Receivables”, which has been totally provisioned in the “Income Tax” line, and $9 charge in the “Interest on Other Taxes Payables” line.

Note 15 – Other taxes payables

Other taxes payables consist of the following:

	As of December 31,
	2011	2012
Current
Tax withholdings	130	91
VAT, net	143	180
Tax on SU (Note 2,d)	91	88
Turnover tax	81	54
Internal taxes	73	55
Retentions over dividends paid	66	—
Regulatory fees	56	48
Municipal taxes	24	17
Retention Decree No.583/10 ENARD	20	16
Tax on personal property – on behalf of shares holders	12	9

	696	558

Note 16 – Other liabilities

Other liabilities consist of the following:

	As of December 31,
	2013	2012
Current
Legal fees	13	12
Guarantees received	13	7
Compensation for directors and members of the Supervisory Committee	25	10
Other	3	13

	54	42

Non-current
Pension benefits (Note 3.l)	64	38
Suppliers guarantees on third parties claims	4	12
Other	—	1

	68	51

Total other liabilities	122	93

Movements in the pension benefits are as follows:

	Years ended December 31,
	2013	2012
At the beginning of the year	38	23
Service cost (*)	5	5
Interest cost (*)	12	10
Payments	(1)	—
Actuarial loss (**)	10	—

At the end of the year	64	38

(*) Included in Employee benefit expenses and severance payments.

(**) Included in Other comprehensive income.

Note 17 – Provisions

The Telecom Group is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of the Telecom Group, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is made after careful analysis of each individual case.

NORTEL INVERSORA S.A.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation, Consequently, as of December 31, 2013, the Telecom Group has established provisions in an aggregate amount of $1,342 to cover potential losses under these claims ($85 for regulatory contingencies deducted from assets and $1,257 included under provisions) and certain amounts deposited in the Telecom Group’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2013, these restricted funds totaled $63 (included under Other receivables, net item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances as of December 31, 2011	Additions		Reclassi- fications	Uses		Balances as of December 31, 2012	Additions (recoveries)		Reclassi- fications	Uses		Balances as of December 31, 2013
		Capital	Interest (i)		Debt recogni- tion	Payments		Capital	Interest (i)		Debt recogni- tion	Payments
Current
Provision for civil and commercial proceedings	16	—	—	24	—	(7)	33	—	—	120	—	(20)	133
Provision for labor claims	128	—	—	54	(57)	(93)	32	—	—	54	—	(42)	44
Restructuring	—	(ii)54	—	—		—	54	(ii)(8)	—	—	(46)	—	—
Provision for regulatory, tax and other matters claims	29	—	—	31	(24)	(21)	15	—	—	67	—	(35)	47

Total current provisions	173	54	—	109	(81)	(121)	134	(8)	—	241	(46)	(97)	224

Non-current
Provision for civil and commercial proceedings	117	33	19	(24)	—	—	145	95	19	(120)	—	—	139
Provision for labor claims	220	60	39	(54)	(10)	—	255	31	31	(54)	—	—	263
Provision for regulatory, tax and other matters claims	384	60	19	(31)	—	—	432	144	16	(67)	—	—	525
Asset retirement obligations	61	9	5	—		—	75	22	9	—	—	—	106

Total non-current provisions	782	(iii)162	82	(109)	(10)	—	907	(iv)292	75	(241)	—	—	1,033

Total provisions	955	216	82	—	(91)	(121)	1,041	284	75	—	(46)	(97)	1,257

(i)	Charged to finance costs, interest on provision item line.
(ii)	Charged to restructuring costs.
(iii)	Charged 153 to Provisions, 8 to PP&E (CAPEX) and 1 to currency translation adjustments.
(iv)	Charged 270 to Provisions, 21 to PP&E (CAPEX) and 1 to currency translation adjustment.

Restructuring Plan

In the last quarter of 2012 Telecom Group’s Management decided to implement a restructuring plan aimed to improve the efficiency of the Telecom Group’s organizational structure. This plan contemplated the removal and / or merger of management structures in various areas of Telecom Argentina and Personal. The plan involved the dismissal of about 90 members of middle and upper management with a total cost of $82. The restructuring plan finished in June 2013.

Probable Contingent liabilities

Below is a summary of the most significant claims and legal actions for which provisions have been established:

•	Profit sharing bonds

Different legal actions were brought, mainly by former employees of Telecom Argentina against the National Government and Telecom Argentina, requesting that Decree No, 395/92 – which expressly exempted Telefónica and Telecom Argentina from issuing the profit sharing bonds provided in Law No, 23,696 – be struck down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds had not been issued.

In August 2008, the Supreme Court of Justice, when resolving a case against Telefónica, found the Decree No, 395/92 unconstitutional.

Since the National Supreme Court of Justice’s judgment on this matter, the Divisions of the Courts of Appeal ruled that Decree No, 395/92 was unconstitutional.

As a result, in the opinion of the legal counsel of Telecom Argentina, there is an increased probability that Telecom Argentina has to face certain contingencies, notwithstanding the right of reimbursement that attends Telecom Argentina against the National State.

Said Court decision found the abovementioned Decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay –licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the remedies requested (percent of profit sharing, expiration criteria of the statute of limitations, distribution method between the program beneficiaries, etc). It should be mentioned that there is no uniformity of opinion in the Courts in relation to each of those concepts. However, in connection with the claims brought by employees and former employees that were not part of the Share Ownership Plan (or SOP) at the time of ENTel privatization, the jurisprudence has rejected the claims.

NORTEL INVERSORA S.A.

As of December 31, 2013, Telecom Argentina’s Management, with the advice of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with these claims, having considered the legal background as of the date of these consolidated financial statements.

Additionally, on June 3, 2013 Telecom Argentina has been notified of a lawsuit filed by four unions claiming the issuance of a profit sharing bond (hereinafter “the bond”) for future periods and for periods for which the statute of limitations is not expired. In order that this claim will be sustained, the plaintiffs require that Decree No. 395/92 should be declared unconstitutional.

Telecom Argentina, based on the advice of its legal counsel, believes that there are strong arguments to defend its rights based, among other things, in the expiration of the statute of limitations of the claim for the unconstitutionality of Decree No. 395/92, the lack of active legal standing for collective claim for bond issuance -due to the existence of individual claims-, among other reasons regarding lack of active legal standing.

This collective lawsuit is for an unspecified amount. However, the plaintiffs presented the criteria that should be applied for the determination of the percentage of participation in Telecom Argentina profit. On the other hand, the lawsuit requiring the issuance of a profit sharing bond represents an obligation with potential future economic impacts for Telecom Argentina.

On June 2013, Telecom Argentina filed its answer to the claim, arguing that the labor courts lack jurisdiction. On October 30, 2013, the judge rejected the lack of jurisdiction claim, established a statute of limitations of ten years applicable to the case and deferred ruling on the defenses of res judicata, lis pendens and on the third party complaint until after a hearing is held by the court. Telecom Argentina has appealed the judge’s ruling.

On December 12, 2013 the mentioned hearing took place and the intervening court ordered, amount other, to differ the defense of prescription filed by Telecom Argentina to the moment of sentencing. At the same time the court ordered to the plaintiff to accompany the sufficient mandates of employees included in the claim; meanwhile the trial proceedings will be suspended. The plaintiff appealed the decision and the judge deferred this resource to the time of sentencing.

As of the date of issuance of these financial statements, is pending the appeal of incompetence raised by Telecom Argentina, once the documentation requested by the court to the plaintiffs was resolved.

• Argentine Supreme Court Ruling on “Dominguez c/ Telefónica de Argentina S.A.”

In December 2013, the Argentine Supreme Court ruled on a similar case, “Domínguez c/ Telefónica de Argentina S.A.”, overturning a lower court ruling that had barred the claim as having exceeded the applicable statute of limitations since ten years had passed since the issuance of Decree No. 395/92.

The Argentine Supreme Court ruling states that the Civil and Commercial Proceedings Court must hear the case again to consider statute of limitations arguments raised by the appellants that, in the opinion of the Argentine Supreme Court, were not considered by the lower court and are relevant to the resolution of the case.

As of the date of issuance of these financial statements, there is no assurance as to how such similar case may be resolved, either by a new ruling at the lower court or by any further appeal.

If in the future a standard jurisprudential criteria establishes that a claim should not be computed from the issuance of Decree 395/92, an increase in the range of $30 to $35 would be recorded by Telecom Argentina in the related provision.

• Wage differences by food vouchers and non-remunerative lump sum

Telecom Argentina is subject to various lawsuits initiated by some employees and former employees who claim wage differences caused by the impact of the concepts “non-remunerative lump sum” and “food vouchers” over the settlement of items such as overtime, productivity, vacation, supplementary annual salary and other additional benefits provided by the Collective Bargaining Agreement,

In this regard, the Supreme Court of Justice has recognized that food vouchers are remunerative and are part of the employees’ compensations, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Employment Contract Act (which gives them the character of social benefits). Considering these judicial precedents, at December 31, 2013, the Management of Telecom Argentina, with the advice of its legal counsel, has recorded a provision for contingencies that it estimates is sufficient to cover the risks associated with these claims at the date of issue of these consolidated financial statements,

NORTEL INVERSORA S.A.

Possible Contingencies

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

As of the date of issuance of these financial statements, these judicial claims are in discovery phase.

• Lawsuit against Personal on changes in services prices

On June 2012, Personal was notified of a lawsuit from the Consumer Association “Proconsumer”, which claims alleged insufficiencies in the information disclosed to Personal’s clients when changes in the prices conditions took place during the period May 2008—May 2011. The remedy requested in the lawsuit is that certain clients –those who are charged by a fixed monthly fee- be reimbursed amounts of money for a period of two months as from the moment in which the inconsistencies of information alleged by the claimant took place. The complaint is for an undetermined amount and Personal was evaluating the possible amounts involved. Although the lawsuit amount is uncertain, as a consequence of an internal review of Personal’s financial statements the possible amount related to the lawsuit succeed could be calculated and amounts to $3 of capital. The Management of Personal considered that it had adequately disclosed and given publicity of the changes in contractual conditions, and therefore believed that this complaint should not be successful.

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

Remote Contingencies

The Group faces other legal proceedings, fiscal and regulatory considered normal in the development of its activities. The Telecom Argentina’s Management and its legal advisors estimate it will not generate an adverse impact on their financial position and the result of its operations, or its liquidity. In accordance with IAS 37 provisions, not any provision has been constituted related to the resolution of these issues.

Note 18 – Commitments

(a)	Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Class “B” Preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding.

NORTEL INVERSORA S.A.

2. The List of Conditions provide details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its shareholders as a result of the acquisition of 60% (as of December 31, 2013, approximately 55.60%) of the outstanding shares of Telecom Argentina are as follows:

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

(b) Telecom Group Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $5,357 as of December 31, 2013 (of which $2,105 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in c) below and the commitments described in Note 27 b).

(c) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70 fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina, Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

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

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom Argentina. According to said proposal, Telecom Argentina:

•	engages Publicom to publish Telecom Argentina’s directories (“white pages”) for a 5-year period, which was extended annually until 2014;

•	engages Publicom to distribute Telecom Argentina’s white pages for a 20-year period, which may be extended upon expiry date;

•	engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

•	grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

•	authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

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

NORTEL INVERSORA S.A.

Telecom Argentina shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

(e) Commitments assumed by Núcleo

During 2010, the CONATEL awarded Núcleo a public bidding for the implementation of the expansion of the infrastructure of networks used as platform for the mobile telephony access services and the basic service in areas of public or social interest in Paraguay. The total investment was approximately of $17, of which $12 were subsidized by CONATEL.

As of the date of these financial statements, Núcleo has timely fulfilled its investments obligations and the total assets and services have been installed and are satisfactorily functioning. The CONATEL has disbursed approximately $11 related to this bidding.

Additionally, in August 2011, the CONATEL awarded Núcleo a new public bidding for the implementation of the expansion of the infrastructure of networks as a platform for the mobile telephony access services and the basic service in the Department of Caaguazú, Núcleo committed to install and render satisfactorily functioning all the assets and services covered by the bidding within six months from the date of signing of the contract, by means of an approximate investment of $6 of which $5 were subsidized by the CONATEL. As of the date of these financial statements, the work is finished. The CONATEL has disbursed approximately $4 related to this bidding.

CONATEL’s total differed disbursements as of December 31, 2013 amounted to $15 and were included under “Deferred revenues” item line, corresponding $3 and $11 to current and non-current deferred revenues, respectively, having accrued gains for $1 since fiscal year 2011.

Note 19 – Equity

Equity includes:

	As of December 31,
	2013	2012
Equity attributable to Nortel (Controlling Company)	6,603	5,457
Equity attributable to non-controlling interest	5,499	4,706

Total equity (*)	12,102	10,163

(*)	Additional information is given in the consolidated statements of changes in equity.

The Company has implemented a mechanism that allows preferred shares to be traded in the United States of America and other places through ADS-denominated securities.

Class “B” preferred shares converted into ADS were registered with the SEC, and since June 16, 1997 are listed on the NYSE. They are also listed on the Luxembourg Stock Exchange since 1992.

(a) The Company’s Capital Stock

On September 9, 2003 Nortel took note of the agreement reached by the France Telecom Group with W de Argentina – Inversiones S.L. for the sale of their interest in the Company. In December 2003, the France Telecom Group and the Telecom Italia Group transferred their interests in Nortel to a new company called Sofora, while France Telecom Group sold its entire stake in Sofora to W de Argentina – Inversiones SL.

Thus, all of the shares of common stock of Nortel belong to Sofora. As of December 31, 2013, these shares represent 78.38% of Nortel capital stock.

(b) Class “B” preferred shares

Classes “B” preferred shares are subject to Argentine laws and to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

The Terms of Issuance of Class “B” preferred shares provide that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a percentage (49,46%) of the Company’s profits legally available for distribution. On April 25, 1997, an Extraordinary Stockholders’ Meeting resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basis points (0.50%, currently 48.96%) beginning on June 16, 1997. This resolution was filed with the Public Registry of Commerce on July 16, 1997 under number 7,388. Before to the total cancellation of the Class “A” preferred shares, which took place on June 14, 2012, the non-cumulative dividend corresponding to the Class “B” preferred shares was subject to the previous payment of dividends on Class “A” preferred shares.

NORTEL INVERSORA S.A.

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in Section 9 of the Terms of Issuance. If such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with the shares of common stock; except for those matters relating to the election of Directors, in which case the holders of Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, pursuant to Section 15 of the Company’s Bylaws Class “B” preferred shares’ right to vote shall cease upon the disappearance of the circumstances that triggered such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock of Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become liable or responsible for the payment of any debt excluding accounts payable resulting from the ordinary course of business, if as a result of doing so Telecom Argentina’s ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. As of December 31, 2006, Telecom Argentina had exceeded such ratio exclusively as a consequence of the devaluation of the peso during year 2002. As of December 31, 2013, such ratio is not exceeded.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No. 12,056. On January 27, 1998, as a result of such admittance, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

(c) Telecom Argentina’s Capital Stock

The capital stock of Telecom Argentina amounts to $984,380,978, represented by an equal number of shares of common stock, of $1 argentine peso par value each and one vote per share. The capital stock is fully paid in and registered with the Public Registry of Commerce.

Telecom Argentina’s shares are authorized by the CNV and the SEC, for public trading in the BCBA and the NYSE. Only Class B shares are traded since Nortel owns all of the outstanding Class A shares, which have regulatory restrictions, and Class C shares correspond to the share ownership program.

ADS represent 5 Class B shares each and are traded on the NYSE under the ticker symbol TEO.

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

In 1999, Decree No. 1,623/99 of the Argentine Government eliminated the restrictions on some of the Class “C” shares held by the PPP, although it excluded Class “C” shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the Telecom Argentina’s Stockholders’ Meeting approved the conversion of up to unrestricted 52,505,360 Class “C” shares into Class “B” shares (these shares didn’t belong to the Fund of Guarantee and Repurchase), most of which was sold in a secondary public offering in May 2000.

The Telecom Argentina’s Annual General and Extraordinary Meetings held on April 27, 2006, approved that the power for the additional conversion of up to 41,339,464 Class “C” shares of common stock into the same amount of Class “B” shares of common stock, be delegated to the Board of Directors. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Company’s executive officers. As of December 31, 2011, all the 41,339,464 shares were converted into Class “B” shares of common stock in eleven tranches.

The remaining 4,593,274 Class “C” shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which was released. The Telecom Argentina’s General Ordinary and Extraordinary and Special Class “C” Shares Meetings held on December 15, 2011, approved that the power for the additional conversion of up to 4,593,274 Class “C” shares into the same amount of Class “B” shares in one or more tranches, be delegated to the Telecom Argentina’s Board of Directors. Of such amount, 4,325,836 Class “C” shares have already been converted into Class “B” shares in 7 tranches. As of the date of issuance of these consolidated financial statements, 267,438 Class “C” shares are still pending to be converted into Class “B” shares.

NORTEL INVERSORA S.A.

(e) New Capital Market Act – Law No. 26,831

On December 28, 2012 the new Capital Market Law (Law No. 26,831) was published in the Official Bulletin. This Law eliminates self-regulation of the capital market; grants new powers to the CNV and supersedes Law No. 17,811 and Decree No. 677/01, among other rules. Law No. 26,831 became effective on January 28, 2013. Since then, the Statutory Regime of Public Offer of Mandatory Acquisition governs, as provided in its Article 90, which states: “Article 90. – Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual rules of participation regulated in the following chapter apply to all listed companies, even those that, under the previous regime, have opted to be excluded from its application.”

(f) Acquisition of Treasury Shares

Telecom Argentina’s Ordinary Stockholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to Telecom Argentina’s Board of Directors to decide its total or partial use, and to approve the methodology, terms and conditions of such investments.

In connection with the foregoing, on May 22, 2013, Telecom Argentina’s Board of Directors approved the following terms and conditions of the Telecom Argentina’s Treasury Shares Acquisition Process in the Argentine pesos market so as to avoid any possible damages to Telecom Argentina and its shareholders derived from fluctuations and unbalances between the shares’ price and Telecom Argentina’s solvency:

•	Maximum amount to be invested: $1,200.

•	Maximum amount of shares to be acquired: the amount of Class “B” shares of common stock of Telecom Argentina, $1 argentine peso of nominal value and with one vote each that may be acquired with the maximum amount to be invested, which amount may never exceed a limit of 10% of the capital stock.

•	Price to be paid per share: between a minimum of $1 argentine peso and a maximum of $32.50 argentine pesos per share. The maximum price to be paid per share may be modified by Telecom Argentina’s Board of Directors.

•	Deadline for the acquisitions: until April 30, 2014.

Telecom Argentina’s Board of Directors, on its meeting held on August 29, 2013, modified the terms and conditions set for above only with regards to the “price to be paid per share”, which is now between a minimum of $1 argentine peso and a maximum of $40 argentine pesos per share.

Pursuant to Section 67 of Law No. 26,831, Telecom Argentina shall sell its treasury shares within three years of the date of acquisition. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Stockholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”.

As of December 31, 2013 the following treasury shares were acquired:

Acquisition month	Treasury shares acquired (a)	Total cost (in millions)	Average cost per share in argentine pesos (b)
May 2013	105,800	3	$26.49
June 2013	3,167,382	80	$25.29
July 2013	3,013,883	75	$24.99
August 2013	1,361,547	40	$29.24
September 2013	3,135,542	112	$35.56
October 2013	3,587,756	121	$33.62
November 2013	849,463	30	$36.29

Total	15,221,373	461	$30.29

(a)	Every share acquired was a Class “B” share of common stock, $1 argentine peso of nominal value.
(b)	Includes commissions and duties necessary for the acquisition of the shares.

The accounting treatment of the above described transactions is disclosed in Note 3 s) to these consolidated financial statements.

According to the offer made in November 7, 2013 by the Fintech Group for the acquisition of Telecom Italia Group’s controlling interest in Telecom Argentina (see Note 27.a) to the consolidated financial statements), Telecom Argentina suspended the acquisition of treasury shares and considered appropriate to request the opinion of the CNV on the scope of the new provisions relating to the continuation of the Telecom Argentina’s Treasury Shares Acquisition Process in the market, which are included in the rules of that entity (Title II, Chapter I, Art.13 and concurring). As of the date of issuance of these financial statements, Telecom Argentina is awaiting the response of the CNV. Therefore, the last acquisition of its own stock made by Telecom Argentina in the market took place on November 5, 2013.

NORTEL INVERSORA S.A.

Note 20 – Financial instruments

Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2013 and 2012, in accordance with the categories established by IFRS 9, the supplementary disclosures on financial instruments required by IFRS 7 and the schedules of gains and losses.

		Fair value
As of December 31, 2013	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	4,346	955	—	5,301
Investments	365	1	—	366
Trade receivables, net	3,007	—	—	3,007
Other receivables, net (2)	209	42	—	251

Total	7,927	998	—	8,925

Liabilities
Trade payables	6,132	—	—	6,132
Loans	235	—	—	235
Salaries and social security payables	860	—	—	860
Other liabilities (2)	58	—	—	58

Total	7,285	—	—	7,285

		Fair value
As of December 31, 2012	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	2,764	404	—	3,168
Investments	632	1	—	633
Trade receivables, net	2,204	—	—	2,204
Other receivables, net (2)	118	—	—	118

Total	5,718	405		6,123

Liabilities
Trade payables	3,680	—	—	3,680
Loans	146	—	—	146
Salaries and social security payables	766	—	—	766
Other liabilities (2)	55	—	—	55

Total	4,647	—	—	4,647

(1)	Includes 356 and 139 as of December 31, 2013 and 2012, respectively, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company.
(2)	Only includes financial assets and liabilities according to the scope of IFRS 7.

Gains and losses by category – Year 2013

	Net gain/ (loss)	Of which interest
Financial assets at amortized cost	1,279	756
Financial liabilities at amortized cost	(813)	(44)
Financial assets at fair value through profit or loss (a)	140	—

Total	606	712

(a)	Includes 85 corresponding to mutual and 55 corresponding to non deliverable forwards.

Gains and losses by category – Year 2012

	Net gain/ (loss)	Of which interest
Financial assets at amortized cost	565	401
Financial liabilities at amortized cost	(310)	(102)
Financial assets at fair value through profit or loss	16	—
Financial liabilities at fair value through profit or loss	(2)	—

Total	269	299

NORTEL INVERSORA S.A.

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

The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. The fair value hierarchy introduces three levels of input:

-	Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of December 31, 2013 and 2012, their inputs, valuation techniques and the level of hierarchy are listed below:

Mutual Funds: These funds are included in Cash and cash equivalents. The Company and the Group have mutual funds amounting to $955 and $404 as of December 31, 2013 and 2012, respectively. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end; therefore its valuation is classified as Level 1.

Other receivables – Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates): The fair value of the Telecom Group’s NDF contracts, disclosed below in the chapter “Hedge Accounting” was determined by information obtained in the most representative financial institutions in Argentina, the derivative financial instruments’ valuation was classified as Level 2.

During 2013 and 2012 there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

According to IFRS 7, it is also required to disclose fair value information about financial instruments whether or not recognized at fair value in the balance sheet, for which it is practicable to estimate fair value, The financial instruments which are discussed in this section include, among others, cash and cash equivalents, accounts receivable, accounts payable and other instruments.

Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Telecom Group’s fair values should not be compared to those of other companies.

The methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 7 as of December 31, 2013 and 2012 are as follows:

Cash and banks

Carrying amounts approximate its fair value.

Time deposits (included in Cash and cash equivalents and Investments)

The Company and the Telecom Group consider as cash and cash equivalents all short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months; and those which their original maturity or remaining maturity at the date of purchase exceed 3 months, as investments. The carrying amount reported in the statement of financial position approximates fair value.

NORTEL INVERSORA S.A.

Investments

Investments in Government bonds and Argentine companies’ notes valued at amortized cost with its fair value at December 31, 2013 and 2012 are as follows:

	As of December 31, 2013		As of December 31, 2012
Investments	Book value	Fair value (*)	Book value	Fair value (*)
Government bonds	221	313	—	—
Provincial government bonds in pesos	35	35	10	10
Provincial government bonds (dollar linked)	13	15	10	10
Argentine companies notes in pesos	31	31	21	20
Argentine companies notes (dollar linked)	65	71	49	50

Total	365	465	90	90

(*)	According to IFRS selling costs are not deducted.

For other investments (investments over 90 days maturity amounting $540 at December 31, 2012), the carrying amount approximates fair value.

Trade receivables, net

Carrying amounts are considered to approximate fair value due to the short term nature of these accounts receivables. Noncurrent trade receivables have been recognized at their amortization cost, using the effective interest method and are not significant. All amounts that are assumed to be uncollectible within a reasonable period are written off and/or reserved.

Trade payables

The carrying amount of accounts payable reported in the consolidated statement of financial position approximates its fair value due to the short term nature of these accounts payable. Noncurrent trade payables have been discounted and are not significant.

Loans

As of December 31, 2013 and 2012, the fair value of the Telecom Group’s loans approximates its fair value and it was $235 and $144, respectively.

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

Hedge accounting

In November 2013, a new chapter was introduced in IFRS 9 on Hedge Accounting replacing the provisions contained in IAS 39. This amendment represents a major review of hedge accounting, introducing significant improvements over the previous model, basically aligning accounting and risk management as well as related disclosures. The Telecom Group believes that a hedging relationship qualifies for hedge accounting if exist all of the following conditions in the rule:

a)	The hedging relationship consists only of eligible hedging instruments and hedged items;

b)	At the beginning of the hedge relationship, there is a formal designation and documentation of the hedging relationship and objective and strategy for risk management of the company for undertaking the hedge. That documentation shall include identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the entity assesses whether the hedging relationship meets the requirements of hedge effectiveness (including analysis of sources of hedge ineffectiveness and how to determine the hedge ratio) and

c)	The hedging relationship satisfies the following requirements of hedge effectiveness:

(i) the economic relationship between the hedged item and the hedging instrument;

(ii) the effect of credit risk is not predominant in respect of changes of value coming from this economic relationship, and

(iii) the coverage ratio of the hedging relationship is the same as that provided by the amount of the hedged item that really covers the entity and the amount of the hedging instrument that the entity actually used to cover that amount of the hedged item.

NORTEL INVERSORA S.A.

- During 2013

Considering the fluctuations of the exchange rate between the US Dollar and the Argentine Peso during fiscal year 2013 (+33%), and due to the existence of commercial commitments denominated in US Dollars, during 2013 Personal entered into several NDF agreements to purchase a total amount of US$ 182 million maturing December 2013 and in the first quarter of 2014. The purpose of these NDF is to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (item covered) to its functional currency. These NDF agreements were regarded as cash flows hedge, for which the effectiveness requirements are not complied. As of December 31, 2013, changes in fair value of these instruments represented a gain of approximately $55, which was recognized in “Financial results”. As of December 31, 2013, about $13 were collected and $42 were included in other receivables.

- During 2012

During 2012, Telecom Argentina and Personal entered into several NDF agreements to purchase a total amount of US$ 20 million and US$ 26.3 million, respectively, maturing in September and December 2012 in order to hedge its exposure to US Dollar fluctuations related to accounts payable. These NDF agreements were regarded as cash flows hedge, for which the effectiveness requirements are not complied. As of December 31, 2012, the changes in the fair value of these NDF resulted into a loss of approximately $1 for Telecom Argentina and $0.5 for Personal, which were recognized in “Financial results” and “Trade Payables”.

Also during 2012, Personal entered into several NDF agreements to purchase a total amount of US$ 6.4 million maturing in September 2012 in order to hedge its exposure to US dollar fluctuations related to accounts payable. These NDF agreements were regarded as cash flows hedge, but the effectiveness requirements are not complied.

As of December 31, 2012 all NDF contracts were cancelled.

Offsetting of financial assets and financial liabilities

On December, the IASB issued amendments to IFRS 7. These changes require the disclosure of information in order to assess the effects or the potential effects of offsetting agreements, including offsetting rights associated with the assets and liabilities recognized in the statement of financial position of the Telecom Group. These amendments are effective from January 1, 2013 and should be applied retrospectively.

The information required by the amendment to NIIF 7 as of December 31, 2013 and 2012 is as follows:

	As of December 31, 2013
	Trade receivables	Other receivables (1)	Trade Payables	Other liabilities (1)	Salaries and social security payables
Current and noncurrent assets (liabilities) – Gross value	4.697	289	(7.851)	(66)	(861)
Compensation	(1,690)	(38)	1,719	8	1
Current and noncurrent assets (liabilities) – Booked value	3,007	251	(6,132)	(58)	(860)

	As of December 31, 2012
	Trade receivables	Other receivables (1)	Trade Payables	Other liabilities (1)
Current and noncurrent assets (liabilities) – Gross value	3,197	125	(4,673)	(62)
Compensation	(993)	(7)	993	7
Current and noncurrent assets (liabilities) – Booked value	2,204	118	(3,680)	(55)

(1)	Includes financial assets and financial liabilities according to IFRS 7.

The Telecom Group offsets the financial assets and liabilities to the extent that such offsetting is provided by offsetting agreements and provided that the Group has the intention to make such offsetting, in accordance with established in IAS 32. The main financial assets and liabilities offset correspond to TLRD, interconnection and Roaming with other national and foreign operators, being offsetting a standard practice in the telecommunications industry at the international level that the Telecom Group applies regularly.

NORTEL INVERSORA S.A.

Note 21 – Revenues

The Telecom Group’s discloses its service revenues in three groups by nature: Voice, Data and Internet. As of December 31, 2013, 2012 and 2011, the customers by segment and other significant operational information (unaudited) were the following:

	December 31,
	2013	2012	2011
Fixed services lines (in thousands)	4,124	4,128	4,141
ADSL subscribers (in thousands)	1,707	1,629	1,550
Personal mobile services customers (in thousands)	20,088	18,975	18,193
Núcleo mobile services customers (in thousands)	2,420	2,301	2,149
Local Measured Service (million of minutes)	12,896	13,783	14,701
International Long distance telephony (million of minutes)	801	887	925
Minutes used – mobile service (in thousands of million)	22	22	21
Equipment and handsets sale – Personal (in thousands)	3,761	3,962	3,936
Equipment and handsets sale – Núcleo (in thousands)	106	70	53

Revenues and other income include:

	Years ended December 31,
Services	2013	2012	2011
Voice – Retail	2,656	2,475	2,357
Voice – Wholesale	786	739	747
Internet	2,521	1,993	1,553
Data	963	735	583

Total Fixed services	6,926	5,942	5,240

Voice – Retail	4,773	4,461	4,001
Voice – Wholesale	1,930	1,838	1,726
Internet	2,088	1,248	774
Data	7,212	5,765	4,482

Total Personal mobile services	16,003	13,312	10,983

Voice – Retail	388	329	286
Voice – Wholesale	112	85	67
Internet	270	154	84
Data	313	267	251

Total Núcleo mobile services	1,083	835	688

Total services revenues (a)	24,012	20,089	16,911

Equipment
Fixed services – excluding network construction contracts	61	81	64
Fixed services – network construction contracts	19	—	25
Mobile services – Personal	3,126	1,915	1,472
Mobiles services – Núcleo	69	32	26

Total equipment revenues (b)	3,275	2,028	1,587

Total revenues (a)+(b)	27,287	22,117	18,498

Other income
Fixed services (i)	33	75	20
Mobile services – Personal	24	4	10
Mobile services – Núcleo	6	—	—

Total other income (c)	63	79	30

Total revenues and other income (a)+(b)+(c)	27,350	22,196	18,528

(i)	Includes 6 and 57 of supplier’s indemnities as of December 31, 2013 and 2012, respectively.

Service revenues by type of service (regardless of the segment which originate them) are as follows:

	Years ended December 31,
	2013	%	2012	%	2011	%
Voice – Retail	7,817	32	7,265	36	6,644	39
Voice – Wholesale	2,828	12	2,662	13	2,540	15

Total Voice	10,645	44	9,927	49	9,184	54

Internet	4,879	20	3,395	17	2,411	14
Data	8,488	36	6,767	34	5,316	32

Total services revenues	24,012	100	20,089	100	16,911	100

NORTEL INVERSORA S.A.

Note 22 – Operating expenses

Operating expenses disclosed by nature of expense amounted to $22,850, $18,244 y $14,695 for the years ended December 31, 2013, 2012 and 2011, respectively.

The main components of the operating expenses are the following:

Employee benefit expenses and severance payments

	Years ended December 31,
	2013	2012	2011
Salaries	(3,013)	(2,395)	(1,873)
Social security expenses	(914)	(713)	(539)
Severance indemnities and termination benefits	(149)	(108)	(156)
Other employee benefits	(79)	(60)	(47)

	(4,155)	(3,276)	(2,615)

Interconnection costs and other telecommunication charges

	Years ended December 31,
	2013	2012	2011
Fixed telephony interconnection costs	(237)	(217)	(216)
Cost of international outbound calls	(133)	(135)	(150)
Lease of circuits and use of public network	(208)	(164)	(133)
Mobile services – charges for roaming	(425)	(366)	(245)
Mobile services – charges for TLRD	(826)	(825)	(753)

	(1,829)	(1,707)	(1,497)

Fees for services, maintenance, materials and supplies

	Years ended December 31,
	2013	2012	2011
Maintenance of hardware and software	(337)	(297)	(238)
Technical maintenance	(486)	(373)	(327)
Service connection fees for fixed lines and Internet lines	(193)	(130)	(116)
Service connection fees capitalized as SAC (Note 3 i)	6	11	11
Service connection fees capitalized as Intangible assets (Note 3 i)	30	21	22
Other maintenance costs	(260)	(203)	(185)
Obsolescence of inventories – Mobile services Personal	(109)	(12)	(17)
Call center fees	(763)	(665)	(492)
Other fees for services	(507)	(449)	(367)
Directors and Supervisory Committee’s fees	(33)	(17)	(14)

	(2,652)	(2,114)	(1,723)

Taxes and fees with the Regulatory Authority

	Years ended December 31,
	2013	2012	2011
Turnover tax	(1,458)	(1,046)	(825)
Taxes with the Regulatory Authority	(637)	(517)	(425)
Tax on deposits to and withdrawals from bank accounts	(261)	(220)	(172)
Municipal taxes	(175)	(128)	(100)
Other taxes	(161)	(108)	(85)

	(2,692)	(2,019)	(1,607)

Commissions

	Years ended December 31,
	2013	2012	2011
Agent commissions	(1,641)	(1,365)	(1,014)
Agent commissions capitalized as SAC (Note 3,i)	551	314	248
Distribution of prepaid cards commissions	(593)	(509)	(449)
Collection commissions	(434)	(317)	(230)
Other commissions	(86)	(72)	(70)

	(2,203)	(1,949)	(1,515)

NORTEL INVERSORA S.A.

Cost of equipment and handsets

	Years ended December 31,
	2013	2012	2011
Inventories at the beginning of the year	(641)	(555)	(475)
Plus:
Equipment acquisitions	(3,628)	(2,625)	(2,223)
SAC deferred costs (Note 3 i)	255	463	470
Currency translation effect	—	(2)	(1)
Decreases net of allowance of obsolescence	9	6	21
Handsets lent to customers at no cost – Núcleo	17	15	6
Decreases not charged to material cost	20	14	7
Less:
Inventories as of December 31	857	641	555

Cost of equipment and handsets (i)	(3,111)	(2,043)	(1,640)

(i)	Includes 16 and 14 related to equipment construction contracts costs as of December 31, 2013 and 2011. No costs were recorded for this concept as of December 31, 2012.

Advertising

	Years ended December 31,
	2013	2012	2011
Media advertising	(370)	(378)	(366)
Fairs and exhibitions	(139)	(142)	(120)
Other advertising costs	(147)	(140)	(113)

	(656)	(660)	(599)

Cost of VAS

	Years ended December 31,
	2013	2012	2011
Cost of mobile value added services	(697)	(317)	(177)
Cost of fixed value added services	(11)	(9)	(5)

	(708)	(326)	(182)

Recovery of restructuring costs/(restructuring costs)

	Years ended December 31,
	2013	2012	2011
Dismissals indemnities (ii)	8	(90)	—

	8	(90)	—

(ii)	As of December 31, 2012 includes (54) charged to provisions related to the pending restructuring plan. As of December 31, 2013, includes 8 corresponding to the recovery of the provision related to the Restructuring Plan finished in June 2013.

Other operating expenses

	Years ended December 31,
	2013	2012	2011
Transportation, freight and travel expenses	(451)	(364)	(301)
Delivery costs capitalized as SAC	39	33	17
Rental expense	(295)	(214)	(170)
Energy, water and others	(324)	(294)	(154)
International and satellite connectivity	(136)	(124)	(109)
Other	(86)	(65)	(70)

	(1,253)	(1,028)	(787)

D&A

	Years ended December 31,
	2013	2012	2011
Depreciation of PP&E	(1,983)	(1,792)	(1,538)
Amortization of SAC and service connection costs	(867)	(797)	(602)
Amortization of other intangible assets	(23)	(23)	(18)

	(2,873)	(2,612)	(2,158)

Gain on disposal of PP&E and impairment of PP&E

	Years ended December 31,
	2013	2012	2011
Gain on disposal of PP&E	14	8	22
Impairment of PP&E (iii)	(187)	—	—

	(173)	8	22

(iii)	Includes 65 corresponding to the impairment of commercial systems of Personal and 122 corresponding to the impairment of PP&E (PP&E, construction in progress and materials) of Telecom Argentina as of December 31, 2013

NORTEL INVERSORA S.A.

Operating expenses, disclosed per function are as follows:

	Years ended December 31,
	2013	2012	2011
Operating costs	(13,700)	(10,731)	(9,107)
Administration costs	(1,090)	(876)	(719)
Commercialization costs	(7,617)	(6,492)	(4,666)
Other expenses – provisions	(270)	(153)	(225)
Gain on disposal of PP&E and impairment of PP&E	(173)	8	22

	(22,850)	(18,244)	(14,695)

Operating leases

Future minimum lease payments from of non cancellable operating lease agreements as of December 31, 2013, 2012 and 2011 are as follows:

	Less than 1 year	1-5 years	More than 5 years	Total
2011	214	409	90	713
2012	262	415	77	754
2013	372	524	71	967

Further information is provided in Note 3 j) to these consolidated financial statements.

Note 23 – Operating income

	Years ended December 31,
	2013	2012	2011
Operating income from services and other income
Revenues and other income	24,075	20,168	16,941
Operating expenses	(16,693)	(13,597)	(10,919)

Operating income before D&A (a)	7,382	6,571	6,022
D&A	(2,873)	(2,612)	(2,158)
Gain on disposal and impairment of PP&E	(173)	8	22

Operating income from services and other income	4,336	3,967	3,886

Operating income (loss) from equipment sales
Revenues	3,275	2,028	1,587
Cost of equipments and handsets	(3,111)	(2,043)	(1,640)

Operating income (loss) before D&A from equipment sales (b)	164	(15)	(53)

Total operating income	4,500	3,952	3,833

Consolidated operating income
Operating income before D&A (a)+(b)	7,546	6,556	5,969
D&A	(2,873)	(2,612)	(2,158)
Gain on disposal and impairment of PP&E	(173)	8	22

Total operating income	4,500	3,952	3,833

The breakdown of Operating income by segment is as follows:

Year ended December 31, 2013	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	6,959	17,116	—	24,075
Intersegment revenues	1,258	124	—	1,382
Third party operating expenses	(6,352)	(10,323)	(18)	(16,693)
Intersegment operating expenses	(124)	(1,258)	—	(1,382)

Operating income (loss) before D&A from services and other income (1)	1,741	5,659	(18)	7,382

Equipments revenues
Third party revenues	80	3,195	—	3,275
Third party operating expenses	(74)	(3,037)	—	(3,111)

Operating income before D&A from equipments revenues (2)	6	158	—	164

Total operating income (loss) before D&A (3)=(1)+(2)	1,747	5,817	(18)	7,546

D&A (4)	(1,019)	(1,854)	—	(2,873)
Gain on disposal and impairment of PP&E (5)	(106)	(67)	—	(173)

Operating income (loss) (6)=(3)–(4)+(5)	622	3,896	(18)	4,500

Net effect of the intersegment eliminations (7)	(1,134)	1,134	—	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	613	6,951	(18)	7,546
Net segment contribution to the Operating income (9)=(6)+(7)	(512)	5,030	(18)	4,500

NORTEL INVERSORA S.A.

Year ended December 31, 2012	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	6,017	14,151	—	20,168
Intersegment revenues	1,047	129	—	1,176
Third party operating expenses	(5,327)	(8,256)	(14)	(13,597)
Intersegment operating expenses	(129)	(1,047)	—	(1,176)

Operating income (loss) before D&A from services and other income (1)	1,608	4,977	(14)	6,571

Equipments revenues
Third party revenues	81	1,947	—	2,028
Third party operating expenses	(44)	(1,999)	—	(2,043)

Operating income (loss) before D&A from equipments revenues (2)	37	(52)	—	(15)

Total operating income (loss) before D&A (3)=(1)+(2)	1,645	4,925	(14)	6,556

D&A (4)	(929)	(1,683)	—	(2,612)
Gain on disposal of PP&E (5)	7	1	—	8

Operating income (loss) (6)=(3)-(4)+(5)	723	3,243	(14)	3,952

Net effect of the intersegment eliminations (7)	(918)	918	—	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	727	5,843	(14)	6,556
Net segment contribution to the Operating income (9)=(6)+(7)	(195)	4,161	(14)	3,952

Year ended December 31, 2011	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	5,260	11,681	—	16,941
Intersegment revenues	885	97	—	982
Third party operating expenses	(4,458)	(6,437)	(24)	(10,919)
Intersegment operating expenses	(97)	(885)	—	(982)

Operating income (loss) before D&A from services and other income (1)	1,590	4,456	(24)	6,022

Equipments revenues
Third party revenues	89	1,498	—	1,587
Third party operating expenses	(59)	(1,581)	—	(1,640)

Operating income (loss) before D&A from equipments revenues (2)	30	(83)	—	(53)

Total operating income (loss) before D&A (3)=(1)+(2)	1,620	4,373	(24)	5,969

D&A (4)	(818)	(1,340)	—	(2,158)
Gain on disposal of PP&E (5)	20	2	—	22

Operating income (loss) (6)=(3)-(4)+(5)	822	3,035	(24)	3,833

Net effect of the intersegment eliminations (7)	(788)	788	—	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	832	5,161	(24)	5,969
Net segment contribution to the Operating income (9)=(6)+(7)	34	3,823	(24)	3,833

Note 24 – Finance income and expenses

	Years ended December 31,
	2013	2012	2011
Interest on cash equivalents	615	301	202
Gains on investments (Argentine companies notes and governments bonds)	39	3	—
Interest on receivables	124	89	67
Gains on Mutual Funds	85	16	8
Foreign currency exchange gains	491	162	69
Gain on NDF (Note 20)	55	—	—
Other	5	10	2

Total finance income	1,414	581	348

Interest on loans – Núcleo	(17)	(66)	(128)
Interest on salaries and social security payable, other taxes payables and accounts payable	(29)	(16)	(13)
Interest on provisions (Note 17)	(75)	(82)	(116)
Loss on discounting of salaries and social security payables, other taxes payable and other liabilities	(8)	(19)	(4)
Foreign currency exchange losses (*)	(768)	(207)	(84)
Loss on NDF (Note 20)	—	(1)	(1)
Other	(1)	(3)	(2)

Total finance expenses	(898)	(394)	(348)

Total finance income, net	516	187	—

(*) Include 151 of foreign currency exchange losses generated by government bonds as of December 31, 2013.

NORTEL INVERSORA S.A.

Note 25 – Earnings per share

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

The following tables set forth the computation of basic and diluted net income per share for the years indicated:

	Years ended December 31,
	2013	2012	2011
Numerator:
Net income attributable to Nortel	1,720	1,413	1,273
Net income available to Preferred Shares Class B	(841.98)	(691.69)	(623.16)
Net income available to common shares	878.02	721.31	649.84
Denominator:
Number of common shares outstanding	5,330,400	5,330,400	5,330,400

Basic and diluted net income per common share	164.72	135.32	121.91

Preferred Shares Class B:
Numerator:
Net income available to Preferred Shares B	841.98	691.69	623.16
Denominator:
Number of Preferred Shares Class B outstanding	1,470,455	1,470,455	1,470,455

Basic and diluted net income per Preferred Share Class B	572.60	470.39	423.79

Note 26 – Financial risk management

Financial risk factors

Telecom Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in exchange rates and interest rates in connection with financial assets that have been originated and financial liabilities that have been assumed;
•	credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;
•	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•	the definition of guidelines for directing operations;
•	the activity of the Board of Directors and Management which monitors the level of exposure to market risks consistently with prefixed general objectives;
•	the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;
•	the monitoring of the results achieved;
•	the exclusion of the use of financial instruments for speculative purposes.

The policies to manage and the sensitivity analyses of the above financial risks by Telecom Group are described below.

➢ Market risk

The main Telecom Group’s market risks are its exposure to changes in foreign currency exchange rates in the markets in which it operates principally Argentina and Paraguay. As regards to changes in interest rates, as of December 31, 2013 the Telecom Group had no outstanding floating rate borrowings. Therefore, the Telecom Group is not currently exposed to significant fluctuations in the cash flows of its debt obligations.

Foreign currency risk is the risk that the future fair values or cash flows of a financial instrument may fluctuate due to exchange rate changes. The Telecom Group’s exposure to exchange variation risks is related mainly to its operating activities (when income, expenses and investments are denominated in a currency other than the Telecom Group’s functional currency).

The financial risk management policies of the Group are directed towards diversifying market risks by the acquisition of goods and services in the functional currency and minimizing interest rate exposure by an appropriate diversification of the portfolio. This may also be achieved by using carefully selected derivative financial instruments to mitigate long-term positions in foreign currency and adjustable by variable interest rates.

NORTEL INVERSORA S.A.

As of December 31, 2013 and 2012, Nortel, Telecom Argentina and Personal have no financial debt outstanding, during the fiscal years ended to those dates and to their closing date. However, both companies and Núcleo have part of its commercial debt nominated in USD and euros. Additionally, Núcleo’s financial debt is denominated in guaraníes, its functional currency and accrued interests at fixed rates.

Additionally the Company and the Telecom Group have cash and cash equivalents and investments denominated in USD and euros (approximately 29% of total cash and cash equivalents and investments) that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency. On the other hand the Telecom Group has entered into several NDF contracts in US Dollar and holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked), and mutual funds whose main underlying asset is also dollar linked. They are also sensitive to variations in exchange rates and contribute to reduce the exposure of the commercial commitments in foreign currency. Dollar linked investments, dollar linked mutual funds and NDFs in dollars represent approximately 11% of total cash and cash equivalent and investments of the Company and the Telecom Group as of December 31, 2013.

The following table shows a breakdown of the Company and the Telecom Group’s net assessed financial position exposure to currency risk as of December 31, 2013 and 2012,

12.31.13
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	316	6.481	2,046
G	114,349	0.002	160
EURO	1	8.939	13

Total assets			2,219

Liabilities
US$	(500)	6.521	(3,262)
G	(281,392)	0.002	(396)
EURO	(17)	9.011	(153)

Total liabilities			(3,811)

Net liabilities			(1,592)

(i)	US$ = United States dollar; G= Guaraníes.
(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2013, entered into several NDF contracts to purchase a total amount of US$138 million and holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by $78 as of December 31, 2013 (See Note 20 – Financial Instruments) and mutual funds whose main underlying asset are financial assets dollar linked for a total amount of $300 as of December 31, 2013. The portion of the Telecom Group’s net liability position in foreign currency not covered by these instruments amounted to $320 as of December 31, 2013.

12.31.12
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	225	4.878	1,063
G	84,896	0.001	131
EURO	10	6.439	68
SDR	3	7.411	23

Total assets			1,285

Liabilities
US$	(361)	4.918	(1,742)
G	(203,687)	0.001	(267)
EURO	(20)	6.504	(131)
SDR	—	7.558	(1)

Total liabilities			(2,141)

Net liabilities			(856)

(i)	US$ = United States dollar; G= Guaraníes; SDR= Special Drawing Rights.
(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2012, holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by 59 (See Note 20 – Financial Instruments). The portion of the Telecom Group’s net liability position in foreign currency not covered by these instruments amounted to $797 as of December 31, 2012.

NORTEL INVERSORA S.A.

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

Exchange rate risk – Sensitivity analysis

Based on the composition of the consolidated statement of financial position as of December 31, 2013, which is a net liability position of $1,592 equivalent to US$ 244 million, Telecom Group’s Management estimates that every variation in the exchange rate of $0.10 peso against the U.S. dollar and proportional variations for Euros and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately $24 of the consolidated amounts of foreign currency position.

Only considering the portion not covered by derivative financial instruments and other assets adjusted by the variation of the U.S. dollar, the net liability position totaled $320 equivalent to US$ 49 million, and a variation of the exchange rate of $0.10 as described in the previous paragraph, would generate a variation of $5 in the consolidated financial position in foreign currency.

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

Interest rate risk – Sensitivity analysis

As of December 31, 2013 and 2012, the Company and the Telecom Group had no outstanding floating rate borrowings neither during fiscal years ended in those dates. Therefore, the Company and Telecom Group are not currently exposed to significant cash flow risk in this connection.

➢ Credit risk

Credit risk represents the Company’s and the Telecom Group’s exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors, or from the possibility that a default situation of a counterpart could arise or from factors more strictly technical, commercial or administrative.

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.

The Company and the Telecom Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables, net recorded in the consolidated financial statements.

Date due	Banks and cash equivalents	Investments	Trade receivables, net	Other receivables, net	Total
Total due	—	—	972	—	972
Total not due	5,301	366	2,035	245	7,947

Total as of December 31, 2013	5,301	366	3,007	245	8,919

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with the Telecom Group); (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $972 as of December 31, 2013 ($767 as of December 31, 2012).

Regarding the credit risk relating to the asset included in the “Net financial debt or asset”, it should be noted that the Company and the Telecom Group evaluate the outstanding credit of the counterparty and the levels of investment, based, among others, on their credit rating and the equity size of the counterparty, Deposits are made with leading high-credit-quality banking and financial institutions and generally for periods of less than three months.

The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk.

NORTEL INVERSORA S.A.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different first-class financial entities. Consequently, there are no significant positions with any one single counterpart.

➢ Liquidity risk

Liquidity risk represents the risk that the Company and the Telecom Group have no funds to meet its obligations of any nature (financial, labor, commercial).

The Company and the Telecom Group manage its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. The average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

The Company and the Telecom Group maintain a liquidity policy that translates into a significant volume of available cash through its normal course of business as it is shown in the consolidated statement of cash flows. The Company and the Telecom Group have consolidated cash and cash equivalents amounting to $5,301 (equivalent to US$ 818 million) as of December 31, 2013 (in 2012, $3,168 equivalent to US$ 736).

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date.

The amounts disclosed in the table are the contractual undiscounted cash flows.

Maturity Date	Trade payables	Debt	Salaries and social security payables	Other liabilities	Total
Due	(*)123	—	—	—	123
First quarter 2014	5,970	12	451	15	6,448
Second quarter 2014	38	4	159	25	226
Third quarter 2014	—	11	114	1	126
Fourth quarter 2014	—	4	20	13	37
January 2015 thru December 2015	—	44	2	2	48
January 2016 thru December 2016	1	69	53	2	125
January 2017 and thereafter	—	159	33	—	192

	6,132	303	832	58	7,325

(*)	As of the date of issuance of these consolidated financial statements, $55 were paid.

Capital management

The primary objective of the Company and the Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

The Company and the Telecom Group manage its capital structure and makes adjustments to it in light of changes in economic conditions.

To maintain or adjust the capital structure, the Company and the Group may adjust the dividend payment to shareholders and the level of indebtedness.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2013 and 2012.

The Company and the Telecom Group do not have to comply with regulatory capital adequacy requirements.

Note 27 – Related party balances and transactions

(a) Controlling group

All of Nortel’s shares of common stock are owned by Sofora. As of December 31, 2013 Nortel’s shares of common stock represent 78.38% of Nortel’s capital stock.

Sofora’s shares belong to Telecom Italia S.p.A, (32.5%), to Telecom Italia International N.V. (35.5%), (Telecom Italia S.p.A. and Telecom Italia International N.V., jointly, the “Telecom Italia Group”) and to W de Argentina—Inversiones S.L. (32%).

During 2011, Telecom Italia International N.V. acquired 8% of all Nortel Preferred Class “B” Shares and Telecom Argentina Class “B” shares, representing 1.58% of Telecom Argentina’s capital stock, through Tierra Argentea S.A. (Tierra Argentea), its controlled company incorporated in Argentina.

As of December 31, 2013, the economic rights of Telecom Italia Group in Telecom Argentina amount to 19.30%.

On November 14, 2013, the Telecom Italia Group and Tierra Argentea announced the acceptance of an offer by the Fintech Group to acquire the controlling stake held by the Telecom Italia Group in Telecom Argentina owned through its subsidiaries Sofora, Nortel and Tierra Argentea.

NORTEL INVERSORA S.A.

On December 10, 2013, Tierra Argentea transferred to the Fintech Group Telecom Argentina Class B shares representing 1.58% of Telecom Argentina’s capital stock, and Nortel ADRs representing 8% of the total Nortel Preferred Class “B” Shares.

The closing of the sale of the shares held by the Telecom Italia Group in Sofora is conditional upon obtaining certain required regulatory approvals.

More information is available in the “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in the “Company filings search” section (Telecom Italia S.p.A) of the SEC, at www.sec.gov.

(b) Balances and transactions with related parties

For purposes of these financial statements, related parties are those legal entities or individuals that are related to the Telecom Italia Group or to W de Argentina – Inversiones S.L. (in the terms set forth in IAS 24), except for Sofora.

Under IAS 24, Telefónica, S.A. (of Spain) and its controlled companies, including Telefónica de Argentina S.A. and Telefónica Móviles de Argentina S.A. are not considered related parties. As of the date of these consolidated financial statements, such situation has been confirmed by the commitments assumed before the CNDC to ensure the separation and independence between the Telecom Italia Group and the Telecom Group, on one hand, and Telefónica S.A. (of Spain) and its controlled companies, on the other, in connection with their activities in the Argentine telecommunications market, such as it has been corroborated by the applicable authorities.

The Telecom Group enters into transactions with certain related parties in the normal course of business. For the years presented, the Company and the Telecom Group have not conducted any transactions with executive officers and/or persons related to them.

The following is a summary of the balances and transactions with related parties as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, respectively:

		As of December 31,
	Type of related party	2013	2012
CURRENT ASSETS
Trade receivables, net
Telecom Italia Sparkle S.p.A (a)	Other related party	1	9
Telecom Italia S.p.A. (a)	Parent company	—	1
Latin American Nautilus Argentina S.A. (a)	Other related party	1	1

Total trade receivables, net		2	11

Current other receivables, net
Latin American Nautilus Argentina S.A. (a) (d)	Other related party	76	—
Caja de Seguros S.A. (a) (b)	Other related party	27	21

Total other receivables, net		103	21

NONCURRENT ASSETS
Other receivables, net
Latin American Nautilus Argentina S.A. (a) (d)	Other related party	88	—

Total other receivables, net		88	—

CURRENT LIABILITIES
Trade payables
Italtel Group (a)	Other related party	176	97
Latin American Nautilus Ltd. (a)	Other related party	3	30
Telecom Italia S.p.A. (a)	Parent company	12	22
Telecom Italia Sparkle S.p.A. (a)	Other related party	9	10
Latin American Nautilus USA Inc. (a)	Other related party	2	2
Latin American Nautilus Argentina S.A. (a)	Other related party	—	1
TIM Participações S.A. (a)	Other related party	1	2
Caja de Seguros S.A. (a) (b)	Other related party	38	23
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a) (b)	Other related party	6	5

Total trade payables		247	192

	Transaction		Years ended December 31,
Services rendered	description	Type of related party	2013	2012	2011
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	Other related party	17	12	19
TIM Participações S.A. (a)	Roaming	Other related party	13	13	10
Telecom Italia S.p.A. (a)	Roaming	Parent company	3	3	2
Latin American Nautilus Argentina S.A. (a)	International inbound calls and roaming	Other related party	2	3	1
Caja de Seguros S.A. (a) (b)	Others	Other related party	231	148	57
Standard Bank (b) (c)	Others	Other related party	—	24	22

Total services rendered			266	203	111

NORTEL INVERSORA S.A.

			Years ended December 31,
Services received	Transaction description	Type of related party	2013	2012	2011
Latin American Nautilus Ltd. (a)	International inbound calls and data	Other related party	(104)	(101)	(84)
Italtel Group(a)	Maintenance, materials and supplies	Other related party	(65)	(75)	(55)
Telecom Italia Sparkle S.p.A. (a)	International outbound calls and others	Other related party	(31)	(29)	(32)
Telecom Italia S.p.A. (a)	Fees for services and roaming	Parent company	(23)	(28)	(30)
Latin American Nautilus USA Inc. (a)	International outbound calls	Other related party	(7)	(3)	(9)
TIM Participações S.A. (a)	Roaming	Other related party	(13)	(12)	(7)
Latin American Nautilus Argentina S.A. (a)	International outbound calls	Other related party	(9)	(8)	(6)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a) (b)	Salaries and social security	Other related party	(47)	(36)	(26)
Caja de Seguros S.A. (a) (b)	Insurance	Other related party	(18)	(14)	(11)
La Estrella Seguros de Retiro S.A. (a) (b)	Insurance	Other related party	(9)	(6)	(4)

Total services received			(326)	(312)	(264)

			Years ended December 31,
Finance income	Transaction description	Type of related party	2013	2012	2011
Standard Bank (b) (c)	Interest	Other related party	—	6	6

Total finance expense			—	6	6

		Years ended December 31,
Purchases of PP&E and intangible assets	Type of related party	2013	2012	2011
Italtel Group (a)	Other related party	153	69	66
Telecom Italia S.p.A. (a)	Parent company	—	4	—

Total purchases of PP&E and intangible assets		153	73	66

		As of December 31,
Commitments	Type of related party	2013	2012
	Other related parties	363	384

		363	384

(a)	Such companies relate to Telecom Italia Group.
(b)	Such companies relate to W de Argentina – Inversiones S.L.
(c)	This entity is no longer related party as from November 2012.
(d)	Corresponds to an agreement of lease-mode IP international capacity until December 2016. The Company paid approximately $267.6 on February 2013 for this agreement.

The transactions set forth above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of Telecom Argentina, following approval by the Audit Committee in compliance with Decree No. 677/01 and Law No. 26,831.

(e) Key Managers

Compensation for the Telecom Group’s Key Managers, including social security contribution, amounted to $70, $52 and $58 for the years ended December 31, 2013, 2012 and 2011, respectively, and were recorded as expenses under the item line “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Years ended December 31,
	2013	2012	2011
Salaries (1)	34	22	19
Variable compensation (1) (2)	21	18	25
Social security contributions (2)	12	10	12
Termination benefits	3	2	2

	70	52	58

(1)	Gross compensation. Social security and income tax retentions are in charge of the employee.
(2)	During year 2013, was recorded an adjustment on the variable compensation of Key Managers of the Telecom Group and its social security contributions for an amount of 1 and 4 as of December 31, 2012 and 2011, respectively.

As of December 31, 2013, 2012 and 2011, respectively, an amount of $25, $20 and $32 remained unpaid, the estimated compensation of the members of the Company’s Board of Directors for fiscal year 2013 is approximately of $3. The compensation for the members of the Company’s Board of Directors approved by the Annual Stockholders’ Meetings for fiscal years 2012 and 2011 was approximately of $3 and $2, respectively. The members and alternate members of the Board of Directors do not hold executive positions in the Company.

NORTEL INVERSORA S.A.

Note 28 – Segment information

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

Since fiscal year 2012, the Telecom Argentina’s Management has changed the calculating method of the “Operating income before D&A” by not considering within it the “Gain on disposal of PP&E” previously disclosed within the line “Revenues and other income” and from this fiscal year are shown below “Operating income before D&A”, as part of “Operating income”. According to this, comparative figures for the year ended December 31, 2011 have been adapted in the consolidated income statements.

Segment financial information for the years 2013, 2012 and 2011 was as follows:

For the year ended December 31, 2013

❑ Income statement information

	Fixed services	Mobile services			Nortel	Elimi- nations
		Personal	Núcleo	Subtotal			Total
Total revenues and other income (1)	8,297	19,269	1,166	20,435	—	(1,382)	27,350
Employee benefit expenses and severance payments	(2,991)	(1,077)	(84)	(1,161)	(3)	—	(4,155)
Interconnection costs and other telecommunication charges	(525)	(2,148)	(171)	(2,319)	—	1,015	(1,829)
Fees for services, maintenance, materials and supplies	(1,126)	(1,634)	(101)	(1,735)	(11)	220	(2,652)
Taxes and fees with the Regulatory Authority	(578)	(2,076)	(35)	(2,111)	(3)	—	(2,692)
Commissions	(177)	(1,970)	(112)	(2,082)	—	56	(2,203)
Cost of equipments and handsets	(74)	(2,956)	(81)	(3,037)	—	—	(3,111)
Advertising	(159)	(442)	(55)	(497)	—	—	(656)
Cost of VAS	(11)	(663)	(34)	(697)	—	—	(708)
Provisions	(169)	(101)	—	(101)	—	—	(270)
Bad debt expenses	(58)	(214)	(11)	(225)	—	—	(283)
Recovery of restructuring costs / restructuring costs	8	—	—	—	—	—	8
Other operating expenses	(690)	(598)	(55)	(653)	(1)	91	(1,253)

Operating income before D&A	1,747	5,390	427	5,817	(18)	—	7,546
Depreciation of PP&E	(905)	(888)	(190)	(1,078)	—	—	(1,983)
Amortization of intangible assets	(114)	(740)	(36)	(776)	—	—	(890)
Gain on disposal of PP&E and impairment of PP&E	(106)	(68)	1	(67)	—	—	(173)

Operating income	622	3,694	202	3,896	(18)	—	4,500
Financial results, net	213	334	(19)	315	(12)	—	516

Income before income tax expense	835	4,028	183	4,211	(30)	—	5,016
Income tax expense, net	(297)	(1,472)	(23)	(1,495)	(15)	—	(1,807)

Net income	538	2,556	160	2,716	(45)	—	3,209

Net income attributable to Nortel (Controlling Company)	1,720
Net income attributable to non-controlling interest	1,489

3,209

(1)

Service revenues	6,926	16,003	1,083	17,086	—	—	24,012
Equipment sales	80	3,126	69	3,195	—	—	3,275
Other income	33	24	6	30	—	—	63

Subtotal third party revenues	7,039	19,153	1,158	20,311	—		27,350
Intersegment revenues	1,258	116	8	124	—	(1,382)	—

Total revenues and other income	8,297	19,269	1,166	20,435	—	(1,382)	27,350

❑ Balance sheet information

PP&E, net	6,557	3,604	1,065	4,669		—	11,226
Intangible assets, net	376	1,098	46	1,144		(1)	1,519
Capital expenditures on PP&E (a)	2,037	1,646	281	1,927		—	3,964
Capital expenditures on intangible assets (b)	118	723	46	769		—	887
Total capital expenditures (a)+ (b)	2,155	2,369	327	2,696		—	4,851
Total additions on PP&E and intangible assets	2,453	2,437	324	2,761		—	5,214
Net financial asset (debt)	1,669	3,896	(211)	3,685	77	—	5,431

❑ Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	26,118	25,937	12,236
Abroad	1,232	1,413	1,146

Total	27,350	27,350	13,382

NORTEL INVERSORA S.A.

For the year ended December 31, 2012

❑ Income statement information

	Fixed services	Mobile services			Nortel	Elimi- nations	Total
		Personal	Núcleo	Subtotal
Total revenues and other income (1)	7,145	15,354	873	16,227	—	(1,176)	22,196
Employee benefit expenses and severance payments	(2,380)	(825)	(64)	(889)	(7)	—	(3,276)
Interconnection costs and other telecommunication charges	(507)	(1,947)	(128)	(2,075)	—	875	(1,707)
Fees for services, maintenance, materials and supplies	(950)	(1,242)	(76)	(1,318)	(5)	159	(2,114)
Taxes and fees with the Regulatory Authority	(449)	(1,542)	(27)	(1,569)	(1)	—	(2,019)
Commissions	(169)	(1,745)	(92)	(1,837)	—	57	(1,949)
Cost of equipments and handsets	(44)	(1,964)	(35)	(1,999)	—	—	(2,043)
Advertising	(171)	(436)	(53)	(489)	—	—	(660)
Cost of VAS	(9)	(292)	(25)	(317)	—	—	(326)
Provisions	(89)	(65)	1	(64)	—	—	(153)
Bad debt expenses	(56)	(211)	(8)	(219)	—	—	(275)
Restructuring costs	(83)	(7)	—	(7)	—	—	(90)
Other operating expenses	(593)	(484)	(35)	(519)	(1)	85	(1,028)

Operating income before D&A	1,645	4,594	331	4,925	(14)	—	6,556
Depreciation of PP&E	(833)	(830)	(129)	(959)	—	—	(1,792)
Amortization of intangible assets	(96)	(696)	(28)	(724)	—	—	(820)
Gain on disposal of PP&E	7	1	—	1	—	—	8

Operating income	723	3,069	174	3,243	(14)	—	3,952
Financial results, net	52	186	(9)	177	(42)	—	187

Income before income tax expense	775	3,255	165	3,420	(56)	—	4,139
Income tax expense, net	(273)	(1,170)	(20)	(1,190)	(1)	—	(1,464)
Net income	502	2,085	145	2,230	(57)	—	2,675

Net income attributable to Nortel (Controlling Company)	1,413
Net income attributable to non-controlling interest	1,262

2,675

(1)

Service revenues	5,942	13,312	835	14,147	—	—	20,089
Equipment sales	81	1,915	32	1,947	—	—	2,028
Other income	75	4	—	4	—	—	79

Subtotal third party revenues	6,098	15,231	867	16,098	—	—	22,196
Intersegment revenues	1,047	123	6	129	—	(1,176)	—

Total revenues and other income	7,145	15,354	873	16,227	—	(1,176)	22,196

❑ Balance sheet information

PP&E, net	5,399	2,851	785	3,636	—	—	9,035
Intangible assets, net	372	1,115	28	1,143	—	(1)	1,514
Capital expenditures on PP&E (a)	1,347	902	166	1,068	—	—	2,415
Capital expenditures on intangible assets (b)	83	733	27	760	—	(1)	842
Total capital expenditures (a)+ (b)	1,430	1,635	193	1,828	—	(1)	3,257
Total additions on PP&E and intangible assets	1,548	1,679	190	1,869	—	(1)	3,416
Net financial asset (debt)	1,454	2,295	(101)	2,194	6	—	3,654

❑ Geographic information

	Total revenues and other income		Total non- current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	21,286	21,030	9,994
Abroad	910	1,166	832

Total	22,196	22,196	10,826

NORTEL INVERSORA S.A.

For the year ended December 31, 2011

❑ Income statement information

	Fixed services	Mobile services			Nortel	Elimi- nations	Total
		Personal	Núcleo	Subtotal
Total revenues and other income (1)	6,234	12,558	718	13,276	—	(982)	18,528
Employee benefit expenses and severance payments	(1,949)	(605)	(55)	(660)	(6)	—	(2,615)
Interconnection costs and other telecommunication charges	(491)	(1,621)	(110)	(1,731)	—	725	(1,497)
Fees for services, maintenance, materials and supplies	(815)	(966)	(64)	(1,030)	(4)	126	(1,723)
Taxes and fees with the Regulatory Authority	(367)	(1,205)	(23)	(1,228)	(12)	—	(1,607)
Commissions	(139)	(1,353)	(84)	(1,437)	—	61	(1,515)
Cost of equipments and handsets	(59)	(1,568)	(13)	(1,581)	—	—	(1,640)
Advertising	(154)	(400)	(45)	(445)	—	—	(599)
Cost of VAS	(5)	(157)	(20)	(177)	—	—	(182)
Provisions	(164)	(61)	—	(61)	—	—	(225)
Bad debt expenses	(28)	(134)	(7)	(141)	—	—	(169)
Other operating expenses	(443)	(379)	(33)	(412)	(2)	70	(787)

Operating income before D&A	1,620	4,109	264	4,373	(24)	—	5,969
Depreciation of PP&E	(731)	(686)	(121)	(807)	—	—	(1,538)
Amortization of intangible assets	(87)	(504)	(29)	(533)	—	—	(620)
Gain on disposal of PP&E	20	2	—	2	—		22

Operating income	822	2,921	114	3,035	(24)	—	3,833
Financial results, net	(27)	118	(11)	107	(80)	—	—

Income before income tax expense	795	3,039	103	3,142	(104)	—	3,833
Income tax expense, net	(278)	(1,103)	(14)	(1,117)	1	—	(1,394)

Net income	517	1,936	89	2,025	(103)	—	2,439

Net income attributable to Nortel (Controlling Company)	1,273
Net income attributable to non-controlling interest	1,166

2,439

(1)

Service revenues	5,240	10,983	688	11,671	—	—	16,911
Equipment sales	89	1,472	26	1,498	—	—	1,587
Other income	20	10	—	10	—	—	30

Subtotal third party revenues	5,349	12,465	714	13,179	—	—	18,528
Intersegment revenues	885	93	4	97	—	(982)	—

Total revenues and other income	6,234	12,558	718	13,276	—	(982)	18,528

❑ Balance sheet information

PP&E, net	4,886	2,740	621	3,361	—	—	8,247
Intangible assets, net	385	1,078	25	1,103	—	—	1,488
Capital expenditures on PP&E (a)	1,187	997	134	1,131	—	—	2,318
Capital expenditures on intangible assets (b)	176	661	37	698	—	—	874
Total capital expenditures (a)+ (b)	1,363	1,658	171	1,829	—	—	3,192
Total additions on PP&E and intangible assets	1,530	1,658	171	1,829	—	—	3,359
Net financial asset (debt)	833	1,969	(118)	1,851	(358)	—	2,326

❑ Geographic information

	Total revenues and other income		Total non- current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	17,769	17,488	9,213
Abroad	759	1,040	661

Total	18,528	18,528	9,874

NORTEL INVERSORA S.A.

Note 29 – Information Required by IFRS 12 on Subsidiaries that Have Significant Non-controlling Interest.

In May 2011 the IASB issued IFRS 12 “Disclosure of Interest in Other Entities”. This standard contemplates disclosure requirements that an entity shall comply for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

Below are detailed the additional disclosures required by this standard relating to Telecom Argentina’s summarized financial information as of December 31, 2013 and 2012 and for the years ended as of December 31, 2013, 2012 and 2011.

   a) Telecom Argentina

Telecom Argentina was created as a result of the privatization of ENTel, the state-owned company that provided telecommunication services in Argentina.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina since November 8, 1990 through October 10, 1999. As from such date, Telecom Argentina also began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

Telecom Argentina provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina. In addition, through its subsidiary Personal, it provides mobile telecommunications services in Argentina, through its subsidiary Núcleo, it provides mobile telecommunications services in Paraguay, and through its subsidiary Telecom USA, it provides international wholesale services in the United States of America.

Nortel holds 54.74% of Telecom Argentina’s capital stock (51% of Telecom Argentina’s Class “A” shares and 3.74% of Telecom Argentina’s Class “B shares), which allows it to control Telecom Argentina and determine its operating and financial policies. Consequently, these consolidated financial statements include the consolidation of Telecom Argentina’s assets, liabilities, results al cash flows line by line. As a result of Telecom Argentina’s Treasury Shares Acquisition Process described in Note 19.f) to these consolidated financial statements, Nortel’s equity interest in Telecom Argentina amounts to 55.60% of Telecom Argentina’s outstanding shares as of December 31, 2013. As of December 31, 2013, the holders of non-controlling interests in Telecom Argentina are as follow:

Type of Investor	%
ANSES (*)	24.99
ADR – NYSE	14.52
Other third parties – BCBA	4.17
Treasury shares	1.55

Total public offer	45.23

(*)	According shareholding in Caja de Valores.

The remaining 0.03% of Telecom Argentina’s outstanding shares is Class “C” shares that belong to the share ownership program created by Law No. 23,696.

Below is disclosed relevant summarized financial information of Telecom Argentina as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, according to the consolidated financial statements approved by Telecom Argentina’s Board of Directors on February 27, 2014 and including the Report of Independent Registered Public Accounting Firm with no observations.

TELECOM ARGENTINA’S CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

	As of December 31,
ASSETS	2013	2012
Total current assets	9,751	6,986
Total non-current assets	13,379	10,823

TOTAL ASSETS	23,130	17,809

LIABILITIES
Total current liabilities	9,050	5,883
Total non-current liabilities	2,029	1,768

TOTAL LIABILITIES	11,079	7,651

EQUITY
Equity attributable to Telecom Argentina (Controlling Company)	11,783	9,959
Non-controlling interest	268	199

TOTAL EQUITY	12,051	10,158

TOTAL LIABILITIES AND EQUITY	23,130	17,809

NORTEL INVERSORA S.A.

TELECOM ARGENTINA’S CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos)

	For the years ended December 31,
	2013	2012	2011
Revenues	27,287	22,117	18,498
Other income	63	79	30

Total revenues and other income	27,350	22,196	18,528

Employee benefit expenses and severance payments	(4,152)	(3,269)	(2,609)
Interconnection costs and other telecommunication charges	(1,829)	(1,707)	(1,497)
Fees for services, maintenance, materials and supplies	(2,641)	(2,109)	(1,719)
Taxes and fees with the Regulatory Authority	(2,689)	(2,018)	(1,595)
Commissions	(2,203)	(1,949)	(1,515)
Cost of equipments and handsets	(3,111)	(2,043)	(1,640)
Advertising	(656)	(660)	(599)
Cost of VAS	(708)	(326)	(182)
Provisions	(270)	(153)	(225)
Bad debt expenses	(283)	(275)	(169)
Recovery of restructuring costs / restructuring costs	8	(90)	—
Other operating expenses	(1,252)	(1,027)	(785)
Depreciation and amortization	(2,873)	(2,612)	(2,158)
Gain on disposal of PP&E and impairment of PP&E	(173)	8	22

Operating income	4,518	3,966	3,857
Finance income	1,416	570	316
Finance expenses	(888)	(341)	(236)

Net income before income tax expense	5,046	4,195	3,937
Income tax expense	(1,792)	(1,463)	(1,395)

Net income for the year	3,254	2,732	2,542

Attributable to:
Telecom Argentina (Controlling Company)	3,202	2,685	2,513
Non-controlling interest	52	47	29

	3,254	2,732	2,542

Earnings per share attributable to Telecom Argentina (Controlling Company)
Basic and diluted	3.27	2.73	2.55

TELECOM ARGENTINA’S CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	For the years ended December 31,
	2013	2012	2011
Net income for the year	3,254	2,732	2,542

Other components of the Statements of Comprehensive Income
Currency translation adjustments (non-taxable)	140	91	27
Actuarial results	(10)	—	—
Tax effect	3	—	—

Other components of the comprehensive income, net of tax	133	91	27

Total comprehensive income for the year	3,387	2,823	2,569

Attributable to:
Telecom Argentina (Controlling Company)	3,285	2,745	2,532
Non-controlling interest	102	78	37

	3,387	2,823	2,569

NORTEL INVERSORA S.A.

TELECOM ARGENTINA’S CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

	For the years ended December 31,
	2013	2012	2011
Cash flows provided by operating activities	7,139	5,029	5,317

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	(3,352)	(2,465)	(2,193)
Intangible asset acquisitions	(846)	(861)	(807)
Proceeds from the sale of property, plant and equipment	21	13	39
Investments not considered as cash and cash equivalents	283	(632)	20

Total cash flows used in investing activities	(3,894)	(3,945)	(2,941)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	208	47	—
Payment of debt	(157)	(63)	(36)
Payment of interest	(16)	(13)	(14)
Payment of cash dividends	(981)	(830)	(915)
Treasury shares acquisition	(461)	—	—

Total cash flows used in financing activities	(1,407)	(859)	(965)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	226	117	31

INCREASE IN CASH AND CASH EQUIVALENTS	2,064	342	1,442
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	3,160	2,818	1,376

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	5,224	3,160	2,818

Reduction of “Voluntary Reserve for Future Dividend Payments” and Dividend Distribution of Telecom Argentina

The Telecom Argentina’s Board of Directors’ Meeting held on December 13, 2013, resolved to reduce the “Voluntary Reserve for Future Cash Dividends”, created at its second session of deliberations by Telecom Argentina’s Annual General Stockholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, and to distribute cash dividends in an amount of $1,000 – $948 were paid net of withholding taxes – (equivalent to $1.03 argentine pesos per share). Dividends were made available on December 27, 2013.

The Annual General Stockholders’ Meeting of Telecom Argentina held on April 27, 2012 approved a cash dividend distribution in an amount of $807 (equivalent to $0.82 argentine pesos per share), which was made available on May 10, 2012.

The Annual General Stockholders’ Meeting of Telecom Argentina held on April 7, 2011 approved a cash dividend distribution in an amount of $915 (equivalent to $0.93 argentine pesos per share), which was paid on April 19, 2011.

Note 30 – Sale of equity interest in Springville

Description of the operation

On November 2013, Personal received a binding and irrevocable offer for the sale of its total equity interest in Springville, a company incorporated in Montevideo, República Oriental del Uruguay.

On February 10, 2014 Personal’s Board of Directors decided to approve the sale of such equity interest (representative of 100% of Springville capital stock) for a total amount of US$ 27,223.

On February 19, 2014 the transfer of the shares was concluded and Personal collected the mentioned price, equivalent to $0.2. In addition, the agreement includes a series of declarations and guarantees standards for this type of operations made by Personal and the counterpart in respect to Springville, and made by Personal on itself, and others ones made by the buyers in respect to themselves.

Accounting treatment

In accordance with IFRS 5, investment in Springville was classified as “Asset available for sale” of December 31, 2013. This asset was valued at the lower amount between the booked value and the fair value less costs of sale.

The results were presented as results in discontinuation. Assets, liabilities, operating expenses and cash flows considered by Telecom Group accounts related to Springville, are not material, and in any case reach the minimum magnitude to be segregated in the statement of financial position, income statement, statement of comprehensive income or statement of cash flow of the Group.

Below is detailed information on the assets, liabilities, net results and cash flows related to Springville.

NORTEL INVERSORA S.A.

Assets and liabilities – discontinued operations

As of December 31, 2013
(in thousands of pesos )
ASSETS
Current Assets
Cash and cash equivalents	3
Other receivables, net	433

Total current assets	436

Impairment of assets available for sale	(250)

TOTAL ASSETS – DISCONTINUED OPERATIONS	186

LIABILITIES
Current Liabilities
Trade payables	143
Other liabilities	57

Total current liabilities	200

TOTAL LIABILITIES – DISCONTINUED OPERATIONS	200

Net results – discontinued operations

Income statements

	For the years ended December 31, (in thousands of pesos)
	2013	2012
Fees for services	(157)	(162)
Rental and maintenance expenses	(166)	(282)
Taxes	(3)	(19)
Energy, water and others	(15)	(43)
Other operating expenses	(14)	(19)

Operating losses before depreciation	(355)	(525)
Depreciation of PP&E	—	(98)

Operating losses	(355)	(623)
Finance income – Exchange differences	38	17
Finance expenses – Exchange differences	(17)	(6)

Losses before income tax expense	(334)	(612)
Income tax expense	(2)	(7)

Net losses for the year	(336)	(619)

Impairment of assets available for sale	(250)	—

Net losses – discontinued operations	(586)	(619)

Currency translation adjustments (non-taxable)	89	115

Total comprehensive income – discontinued operations	(497)	(504)

NORTEL INVERSORA S.A.

Cash Flows – discontinued operations

	For the years ended December 31, (in thousands of pesos)
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Total cash flows used by operating activities	(90)	(523)

NET FOREIGN EXCHANGE DIFFERENCES AND CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	16	89

DECREASE IN CASH AND CASH EQUIVALENTS	(74)	(434)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	77	511

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	3	77

Note	31 – Quarterly consolidated information (unaudited information)

Quarter	Revenues	Operating income before D&A	Operating income	Financial Results, net (loss) gain	Net income	Net income attributable to Nortel
Fiscal year 2013:
March 31	6,064	1,796	1,112	135	810	436
June 30	6,649	1,821	941	79	658	353
September 30	7,114	1,922	1,195	161	876	470
December 31	7,460	2,007	1,252	141	865	461
	27,287	7,546	4,500	516	3,209	1,720

Fiscal year 2012:
March 31	5,126	1,644	1,030	47	691	365
June 30	5,254	1,488	845	22	552	282
September 30	5,645	1,584	918	48	627	335
December 31	6,092	1,840	1,159	70	805	431
	22,117	6,556	3,952	187	2,675	1,413

Fiscal year 2011:
March 31	4,134	1,426	953	(10)	606	313
June 30	4,450	1,468	965	(44)	590	297
September 30	4,775	1,490	928	22	609	328
December 31	5,139	1,585	987	32	634	335
	18,498	5,969	3,833	—	2,439	1,273

Note 32 – Restrictions on distribution of profits

(a)	Restrictions on distribution of profits

Under the LSC, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock).

As provided RG No. 609/12 of the CNV, since the fiscal year 2012, positive retained earnings generated by the adoption of IFRS, will be reassigned to a Special Reserve that can only be unaffected for its capitalization or to absorb negative retained earnings. The constitution of the Special Reserve was approved by the Ordinary Annual Stockholders’ Meeting that considered the consolidated financial statements for fiscal year 2012 for a total amount of $204.

(b)	Dividends

The Company is able to distribute dividends up to the limit of retained earnings determined under the LSC, and earlier Constitution of the Legal reserve. The retained earnings as of 31 December, 2013 are positive and amounted to $1,720.

	2013	2012	2011
Dividends declared and paid corresponding to Class “B” Preferred shares and shares of common stock	(*)465	11	—

Dividends proposed for approval to the Annual Ordinary Shareholding Meeting (not recognized as liability as of December 31, 2013	(**)	—	11

(*)	By reversal of the reserve for future cash dividends.
(**)	As of the date of the issuance of these consolidated financial statements the Board of Directors of the Company has resolved to defer the proposal of allocation of the retained earnings to the Annual Stockholders meeting.

NORTEL INVERSORA S.A.

Note 33 – Events subsequent to December 31, 2013

Sale of the equity interest on Springville

On February 10, 2014 Personal’s Board of Directors decided to approve the sale of such equity interest (representative of 100% of Springville capital stock) for a total amount of US$ 27,223.

According to the terms and conditions of the offer accepted by Personal, on February 19, 2014 the transfer of the shares was concluded and Personal collected the mentioned price, equivalent to $0.2. Further information about this operation and its accounting effects is described in Note 30 to these consolidated financial statements.