Form 20-F
period 2014-12-31
NORTEL INVESTMENTS INC
filed 2015-04-24
CIK 877691

As filed with the Securities and Exchange Commission on April 24, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Maria Blanco Salgado Tel: +54-11-4968-3631, Fax: +54-11-4313-1298 mblancosalgado@ta.telecom.com.ar
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, representing Series B Preferred Shares	New York Stock Exchange
Series B Preferred Shares, nominal value P$10.00 per share	New York Stock Exchange*

*Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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

☐ Yes   ☒ No

CERTAIN DEFINITIONS

Nortel Inversora S.A. (“Nortel” or the “Company”) is a company incorporated under the laws of Argentina. Capitalized terms used but not defined in this Annual Report on Form 20-F for the year ended December 31, 2014 of Nortel (File No. 1-14270) (the “Form 20-F” or the “Annual Report”) have the meaning assigned to them in the Annual Report on Form 20-F for the year ended December 31, 2014 of Telecom Argentina S.A. (“Telecom Argentina”) (File No. 1-13464) (the “Telecom Argentina Form 20-F”) incorporated herein by reference.

The term “Nortel Inversora” refers to Nortel Inversora S.A. excluding its consolidated subsidiaries, unless otherwise indicated.

PRESENTATION OF FINANCIAL INFORMATION

In this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms, “we,” “us,” “our,” “the Company” and “Nortel” refer to Nortel Inversora S.A. and its consolidated subsidiaries as of December 31, 2014, unless otherwise indicated.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries, as of December 31, 2014, Telecom Personal S.A., Núcleo S.A., Personal Envíos S.A. (“Envíos”), Telecom Argentina USA Inc. (“Telecom Argentina USA”), and Micro Sistemas S.A. Telecom Argentina is engaged in the provision of fixed telecommunication services in Argentina. The terms “Telecom Personal” or “Personal” refer to Telecom Personal S.A., Telecom’s subsidiary engaged in the provision of mobile telecommunication services in Argentina. The term “Núcleo” refers to Núcleo S.A., Telecom Personal’s subsidiary engaged in the provision of mobile telecommunication services in Paraguay. Envíos is Núcleo’s subsidiary engaged in the provision of mobile financial services in Paraguay. Envíos was officially registered in the Commercial Public Register of Paraguay in October 2014 and commenced its operations in January 2015. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries. The Telecom Group is engaged in the provision of fixed and mobile telecommunications services.

Our Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, and the notes thereto, as included in this report, have been audited by an independent registered public accounting firm (the “Consolidated Financial Statements”) and are set forth on pages F-1 through F-91 of this Annual Report.

Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been approved by resolution of the Board of Directors’ meeting held on March 9, 2015.

Nortel maintains its accounting records and prepares its financial statements in Argentine Pesos, its functional currency.

Telecom Argentina and its Argentine subsidiaries maintain their accounting records and prepare their financial statements in Argentine Pesos, which is their functional currency. The subsidiaries Núcleo, Envíos and Telecom Argentina USA , however, maintain their accounting records and prepare their financial statements in Guaraníes (Núcleo and Envíos) and in U.S. dollars (Telecom Argentina USA). Our Consolidated Financial Statements include the results of these subsidiaries translated into Argentine Pesos. Assets and liabilities are translated at year-end exchange rates and revenue and expense accounts at average exchange rates for each year presented.

Certain financial information contained in this Annual Report has been presented in U.S. dollars. This Annual Report contains translations of various Argentine Peso amounts into U.S. dollars at specified rates solely for convenience of the reader. You should not construe these translations as representations by us that the Argentine Peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Except as otherwise specified, all references to “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “EUR,” “euro” or “€” are to the lawful currency of the member states of the European Union and references to “P$,” “Argentine Pesos” or “pesos” are to Argentine Pesos. Unless otherwise indicated, we have translated the Argentine Peso amounts using a rate of P$8.55= US$1.00, the U.S. dollar ask rate published by the Banco de la Nación Argentina (Argentine National Bank) on December 31, 2014. On April 21, 2015, the exchange rate was P$8.87 = US$1.00. As a result of fluctuations in the Argentine peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Consequently, these translations should not be construed as a representation that the peso amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate. See “Item 3—Key Information—Exchange Rates,” and “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Devaluation of the peso may adversely affect Telecom’s results of operations, its capital expenditure program and the ability to service its liabilities and transfer funds abroad.”

For purposes of this Annual Report, “billion” means a thousand million.

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

•                  the changing dynamics and growth in the telecommunications market;

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

This Annual Report contains certain forward-looking statements and information relating to the Company and the Telecom Group that are based on current expectations, estimates and projections of our Management and that of the Telecom Group and information currently available to the Company and the Telecom Group. These statements include, but are not limited to, statements made in “Item 3—Key Information—Risk Factors,” “Item 5—Operating and Financial Review and Prospects” under the captions “Critical Accounting Policies” and “Trend Information,” “Item 8—Financial Information—Legal Proceedings” and other statements about our and the Telecom Group’s strategies, plans, objectives, expectations, intentions, capital expenditures, and assumptions and other statements contained in this Annual Report that are not historical facts. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” and other similar expressions are generally intended to identify forward-looking statements.

These statements reflect the current views of the Management of Nortel or Telecom with respect to future events. They are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause actual results, performance or achievements, or those of the Telecom Group to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among others:

•                  Telecom’s ability to successfully implement its business strategy;

•                  Telecom’s ability to introduce new products and services that enable business growth;

•                  uncertainties relating to political and economic conditions in Argentina and Paraguay;

•                  inflation, the devaluation of the peso and of the Guaraní and exchange rate risks in Argentina and Paraguay;

•                  restrictions on the ability to exchange pesos into foreign currencies and transfer funds abroad;

•                  difficulties or delays to import critical technological supplies, including handsets, for our business due to restrictions imposed by the Argentine government;

•                  the final results of the contract renegotiation process with the Argentine government and the way the Argentine government regulates the LAD;

•                  the creditworthiness of Telecom’s actual or potential customers;

•                  nationalization, expropriation and/or increased government intervention in companies;

•                  technological changes;

•                  the impact of legal or regulatory matters , changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which we and Telecom Argentina operate particularly the LAD, which came into force on December 19, 2014, which as of the date of this Annual Report is still pending regulation to implement its provisions; and

•                  the effects of increased competition

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

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                        KEY INFORMATION

Selected Financial Data

The following table presents our summary financial data for each of the years in the five-year period ended December 31, 2014.

The selected consolidated income statement data for the years ended December 31, 2014, 2013 and 2012 and the selected consolidated financial position data as of December 31, 2014 and 2013 have been prepared in accordance with IFRS as issued by the IASB (“IFRS”) and have been derived from our Consolidated Financial Statements included elsewhere in this Annual Report. The selected consolidated income statement data for the years ended December 31, 2011 and 2010 and the selected consolidated financial position data as of December 31, 2012 and 2011 have been prepared in accordance with IFRS and have been derived from our consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 included in our Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 15, 2013. The selected consolidated financial position data as of December 31, 2010 prepared in accordance with IFRS have been derived from our consolidated financial statements as of December 31, 2011 and 2010 and for the years then ended included in our Annual Report on Form 20-F for the year ended December 31, 2011, filed on April 30, 2012.

Our audited consolidated financial statements as of December 31, 2010 and for the year then ended were the first annual audited financial statements that are fully compliant with IFRS. Before December 31, 2010, our consolidated financial statements were prepared in accordance with Argentine GAAP.

The mandatory adoption of IFRS for public companies in Argentina was effective for fiscal years beginning January 1, 2012. Therefore, the consolidated financial statements as of December 31, 2011 and 2010 for filing with the Argentine National Securities Commission (“CNV”) were prepared in accordance with Argentine GAAP, which differs in certain respects from IFRS. According to the CNV regulations, financial statements under IFRS for the years 2011 and 2010 were presented as “additional information” to the consolidated financial statements prepared under Argentine GAAP.

You should read the information below in conjunction with our Consolidated Financial Statements and the notes thereto, as well as “Presentation of Financial Information” and “Item 5—Operating and Financial Review and Prospects.”

CONSOLIDATED SELECTED INCOME STATEMENT AND FINANCIAL POSITION DATA

	2014	2013	2012	2011	2010
	(P$ millions, except per share and per ADS data in P$)
INCOME STATEMENT DATA
Total revenues and other income	33,388	27,350	22,196	18,528	14,652
Operating expenses (without depreciation and amortization)	(24,705)	(19,804)	(15,640)	(12,559)	(9,794)
Operating expenses — depreciation and amortization	(3,243)	(2,873)	(2,612)	(2,158)	(1,712)
Gain/(Loss) on disposal of PP&E and impairment of PP&E	(16)	(173)	8	22	7
Operating income	5,424	4,500	3,952	3,833	3,153
Other, net (1)	277	516	187	—	(292)
Income tax expense	(1,975)	(1,807)	(1,464)	(1,394)	(1,076)
Net income	3,726	3,209	2,675	2,439	1,785
Net income attributable to Nortel (Controlling company)	2,039	1,720	1,413	1,273	895
Net income attributable to Non-controlling Interest	1,687	1,489	1,262	1,166	890

Number of shares of common stock outstanding at year-end	5,330,400	5,330,400	5,330,400	5,330,400	5,330,400

Net income per share of common stock (2)	195.27	164.72	135.32	121.91	85.71
Number of Series B preferred shares outstanding at year-end	1,470,455	1,470,455	1,470,455	1,470,455	1,470,455
Net income per Series B Preferred Shares (3)	678.79	572.60	470.39	423.79	297.95
Number of shares outstanding at year-end of Telecom Argentina(in millions of shares) (4)	969	969	984	984	984
Net income per share (basic and diluted) (5)	3.79	3.27	2.73	2.55	1.97
Net income per ADS (6)	18.95	16.35	13.64	12.76	9.83
Dividends per share of Telecom Argentina (7)	1.24	1.03	0.82	0.93	1.07
Dividends per ADS of Telecom Argentina (8)	6.20	5.11	4.10	4.65	5.35

FINANCIAL POSITION DATA
Current assets	6,581	9,836	7,000	5,516	3,837
PP&E and intangible assets	19,140	12,745	10,549	9,735	8,598
Other non-current assets	784	636	277	139	104
Total assets	26,505	23,217	17,826	15,390	12,539
Current liabilities	9,115	9,086	5,895	5,958	5,160
Non-current liabilities	2,454	2,029	1,768	1,635	1,634
Total liabilities	11,569	11,115	7,663	7,593	6,794
Total equity	14,936	12,102	10,163	7,797	5,745
Equity attributable to Nortel (Controlling company)	8,185	6,603	5,457	4,022	2,739
Non-controlling Interest	6,751	5,499	4,706	3,775	3,006
Total Capital Stock (9)	68	68	68	72	79

(1)         Other, net includes Finance income and expenses.

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

(4)         Number of ordinary shares outstanding of Telecom Argentina at year-end (as of December 31, 2014 and 2013 excludes treasury shares)

(5)         Calculated based on Telecom Argentina’s weighted average number of ordinary shares outstanding during each period (969,159,605 shares and 978,939,079 shares for the years 2014 and 2013, respectively, and 984,380,978 shares for the years 2012, 2011 and 2010).

(6)         Calculated based on the Telecom Argentina’s equivalent in ADSs to the weighted average number of ordinary shares outstanding during each period (193,831,921 ADSs and 195,787,816 ADSs for the years 2014 and 2013, respectively, and 196,876,196 ADSs for the years 2012, 2011 and 2010).

(7)         The 2014 dividend per share Argentine peso amount translated into U.S. dollars using the ask rate published by the Banco de la Nación Argentina (National Bank of Argentina) as of the date when dividends were available is US$0.15.

(8)         The 2014 dividend per ADS Argentine peso amount translated into U.S. dollars using the ask rate published by the Banco de la Nación Argentina (National Bank of Argentina) as of the date when dividends were available is US$0.75.

(9)         5,330,400 shares of common stock of P$10 of nominal value each and 1,470,455 Series B preferred shares of P$10 of nominal value each.

OTHER SELECTED DATA

	2014	2013	2012	2011	2010
Number of installed fixed lines (thousands) (1)	4,763	4,700	4,851	4,793	4,689
Number of fixed lines in service (thousands) (2)	4,093	4,124	4,128	4,141	4,107
Fixed lines in service per 100 inhabitants (3)	19	19	20	20	20
Lines in service per employee (4)	370	375	371	373	379
ARBU (in P$/month) (national + international)	57.4	52.5	48.2	45.7	42.8
Fixed Internet access lines (thousands)	1,771	1,707	1,629	1,550	1,380
Arnet subscribers (thousands)	1,749	1,687	1,622	1,540	1,377
ARPU/ADSL (access + ISP) (in P$/month)	153.0	124.7	102.3	87.0	76.1
Mobile subscribers in Argentina (thousands)	19,585	20,088	18,975	18,193	16,333
Subscribers at year-end per employee (4)	3,950	3,897	3,612	3,774	3,738
ARPU (in P$/month)	74.2	66.8	57.7	51.4	44.4
Mobile subscribers in Paraguay (thousands) (5)	2,481	2,420	2,301	2,149	1,878
Subscribers at year-end per employee (4) (6)	6,158	5,696	5,226	4,945	4,512
ARPU (in P$/month)	47.9	34.6	27.5	26.4	22.2
Telecom Group Headcount (7)	16,416	16,581	16,808	16,346	15,647

(1)         Reflects total number of lines available in Switches.

(2)         Includes lines customers, own usage, public telephony and ISDN channels.

(3)         Corresponds to the Northern Region of Argentina.

(4)         Excluding temporary employees.

(5)         Including Wi-Max Internet customers.

(6)         Excluding Wi-Max Internet customers.

(7)         Including temporary employees.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See: “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

	High	Low	Average(1)	End of Period
Year Ended December 31, 2010	3.99	3.84	3.92	3.98
Year Ended December 31, 2011	4.30	3.97	4.15	4.30
Year Ended December 31, 2012	4.92	4.30	4.55	4.92
Year Ended December 31, 2013	6.52	4.98	5.55	6.52
Year Ended December 31, 2014	8.55	7.87	8.23	8.55
Month Ended October 31, 2014	8.50	8.45	8.48	8.50
Month Ended November 30, 2014	8.53	8.51	8.51	8.52
Month Ended December 31, 2014	8.56	8.53	8.55	8.55
Month Ended January 31, 2015	8.64	8.56	8.60	8.64
Month Ended February 28, 2015	8.73	8.66	8.69	8.73
Month Ended March 31, 2015	8.82	8.73	8.78	8.82
April 2015 (through April 21, 2015)	8.87	8.83	8.85	8.87

(1)         Yearly data reflect average of month-end rates.

Sources: Banco de la Nación Argentina

On April 21, 2015, the exchange rate was P$8.87= US$1.00.

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

Risks Relating to Argentina

Overview

Nortel’s single largest investment, Telecom Argentina, has substantially all of its property, operations and customers located in Argentina, and a portion of Telecom’s assets and liabilities are denominated in foreign currencies. Accordingly, Telecom’s financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina and on the exchange rates between the peso and foreign currencies. In 2001 and 2002, the Argentine economy experienced a severe recession as well as a political crisis. The abandonment of dollar-peso parity in 2002 led to the significant devaluation of the peso against major international currencies. Argentina has experienced economic growth in the last decade, although it slowed down in 2014. Uncertainty remains as to whether the growth is sustainable, as well as how several factors would impact the Argentine economy, including among others, inflation rates, exchange rates, commodity prices, level of BCRA reserves, public debt, tax pressures and healthy trade and fiscal balances.

Devaluation of the peso may adversely affect Telecom’s results of operations, its capital expenditure program and the ability to service its liabilities and transfer funds abroad.

Since Telecom realizes a substantial portion of its revenues in pesos (our functional currency), any devaluation may negatively affect the U.S. dollar value of its earnings while increasing, in peso terms, its expenses and capital expenditures denominated in foreign currency. A depreciation in the Argentine Peso against major foreign currencies may also have an adverse impact on Telecom’s capital expenditure program and increase the peso amount of its trade liabilities denominated in foreign currencies. Telecom seeks to manage the risk of devaluation of the peso by entering from time to time into certain NDF agreements to completely or partially hedge its exposure to foreign currency fluctuations caused by its liabilities denominated in foreign currencies (mainly U.S. dollars). Telecom also has financial assets denominated in U.S. dollars that contribute to reduce the exposure to trade payables in foreign currencies. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk.” Additionally, after December 31, 2014, Personal entered into a loan with a foreign bank for a total amount of US$40.8 million. See “Item 4—Information on the Company—Introduction—Recent Developments—Telecom Personal’s financial debt.”

The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. According to the exchange rate published by the Banco de la Nación Argentina, in the year ended December 31, 2014, the devaluation of the peso against the U.S. dollar was 31.1% (32.5% and 14.4% in the years ended December 31, 2013 and 2012, respectively).

In late 2011 the Argentine government implemented a series of measures aimed at maintaining the level of reserves of the Banco Central de la República Argentina (“BCRA”) which are often used to fulfill payment obligations of public debt. To that effect, during the last quarter of 2011 and throughout 2012, 2013 and 2014, new measures to limit the purchase of foreign currency by private companies and individuals, such as requiring the authorization of tax authorities to access the foreign exchange market, were implemented. Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these conditions will affect the consumption of services provided by the Telecom Group or its ability to meet its liabilities denominated in currencies other than the peso. Moreover, we cannot predict whether the Argentine government will further modify its monetary, fiscal, and exchange rate policy or if a unified exchange market (Mercado Único y Libre de Cambios or “MULC”) with significant regulation and restrictions for the purchase and transfer of foreign currency or if multiple exchange rates differentiated by nature of the transactions will be implemented. If any of these changes takes place we cannot anticipate the impact these could have on the value of the peso and, accordingly, on Telecom’s financial condition, results of operations and cash flows, and on its ability to transfer funds abroad in order to comply with commercial or financial obligations or dividend payments to shareholders located abroad.

Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and has remained relatively high since then. There can be no assurance that inflation rates will not be higher in the future.

During the last few years there has been a substantial disparity between the inflation indexes published by the INDEC and those higher estimated by private consulting firms.

Since January 2014, a new consumer price index is published aimed at improving the accuracy of measurement of the evolution of the prices in the economy. The new index integrates a set of price indexes which allows the monitoring of the change in several prices in the economy (wholesale, commodities and construction costs, among others) by considering the price information from all the provinces of the country. In 2014 the new consumer price index (‘IPCNu’) showed an increase of 23.8%. In addition, the IPCNu for January and February 2015 was 1.1% and 0.9%, respectively.

The INDEC estimates that the Argentine wholesale price index increased by 12.7% in 2011, 13.1% in 2012, 14.8% in 2013 and 28.3% in 2014.

The Argentine government continued implementing several actions to monitor and control prices for the most relevant goods and services. Despite such actions, the Argentine economy continues to experience inflation. If the value of the peso cannot be stabilized through fiscal and monetary policies, a significant increase in inflation rates could be expected.

Since the majority of Telecom’s revenues are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in its prices would decrease its revenues in real terms and adversely affect its results of operations. As discussed below under “Risks Associated with Telecom and its Operations,” Telecom Argentina’s ability to increase its regulated rates and the Telecom’s ability to increase its non-regulated rates is subject to the way the Argentine government or the Regulatory Bodies will regulate the new mechanism regarding price and tariff increases resulting from the LAD. We cannot guarantee that any possible rate increase will be sufficient to counter the effect of inflation, and we cannot assure you that any future increase of regulated rates of services provided by Telecom Argentina will be sufficient to restore their economic financial equation.

Also, higher inflation leads to a reduction in the purchasing power of the population, mainly those unemployed and with low salary levels, thus increasing the risk of a lower level of service consumption from our fixed and mobile customers in Argentina.

Future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry, including Telecom.

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. Due to the economic crisis of 2001 and 2002, the Argentine government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. In this context, the Argentine National Communications Commission (Comisión Nacional de Comunicaciones or “CNC”) adopted new interpretations of applicable regulations and imposed fines on telecommunications companies, particularly incumbent operators including Telecom. Also, new regulations such as SC Resolution No. 5/13 regarding the quality of telecommunication services could further increase penalties imposed by the Regulatory Bodies. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Decree No. 764/00—Universal Service Regulation” and “Item 8—Financial Information—Legal Proceedings—Regulatory Proceedings” in the Telecom Argentina Form 20-F incorporated herein by reference for more information. In addition, local municipalities in the regions where Telecom operates have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and mobile networks. For example, municipalities usually restrict areas where antennas may be deployed, causing negative impact for the mobile service coverage, which in turn affects Telecom’s quality of services. See “Item 4—Information on the Company—The Business—Personal Mobile Services and Núcleo Mobile Services—Mobile Telecommunication Services in Argentina—Personal—Personal’s Network and Equipment,” in the Telecom Argentina Form 20-F incorporated herein by reference.

Provinces have increased, and are continuing to increase, their tax rates, particularly the turnover tax rates, resulting in the highest rates in history. Municipal and provincial tax authorities have also brought an increasing number of claims against Telecom. Telecom disagrees with these proceedings and is contesting them. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Decree No. 764/00—Universal Service Regulation” and “Item 8—Financial Information—Legal Proceedings—Tax Matters” in the Telecom Argentina Form 20-F incorporated herein by reference, for more information.

In particular, in recent years the Argentine government has taken several actions to re-nationalize concessions and public services companies that were privatized in the 1990’s, such as Aguas Argentinas S.A. and Aerolíneas Argentinas S.A. Additionally, in May 2012, Law No. 26,741, established the expropriation of the 51% of the capital stock of YPF S.A. and the 51% of the capital stock of YPF GAS S.A., which were directly or indirectly owned by Repsol YPF S.A. (Repsol).  After almost two years of negotiations, in February 2014 a final agreement was reached through which the Argentine government set the compensation for the expropriated capital stock in the amount of US$5 billion to be paid with government securities. The agreement was timely approved by Repsol and its shareholders and by the Argentine Congress in April 2014 through Law No. 26,932.

Argentina~~’~~s National election for President and Vice-President will take place in October 2015, and other relevant local and federal elections will also take place in 2015. We cannot guarantee that current programs and policies that apply to the telecommunications sector will remain in effect. Further claims may not be resolved in Telecom’s favor, and changes to the existing laws and regulations may adversely affect Telecom’s and our business, financial condition, results of operations and cash flows.

The Argentine government may exercise greater intervention in private sector companies, including Telecom Argentina.

The global economic and financial crisis of 2008 has resulted in a significant reduction in global GDP growth and a loss in consumer confidence in the financial sectors of many countries. To improve the countries’ financial condition and assist certain troubled industries, some governments have responded with extraordinary intervention in the private sector. Certain governments of the leading industrialized nations have implemented various financial rescue plans outlining new regulatory frameworks that would be expected to remain in effect at least until market conditions and investor and consumer confidence have stabilized.

In November 2008, Argentina nationalized, through Law No. 26,425, its private pension and retirement system, which had been previously administered by the AFJP, and appointed ANSES as its administrator. Argentina’s nationalization of its pension and retirement system constituted a significant change in the government’s approach towards Argentina’s main publicly traded companies. A significant portion of the public float of these companies was owned by the AFJP and is currently held by ANSES, such as the case of Telecom. See “Item 7—Major Shareholders and Related Party Transactions,” in the Telecom Argentina Form 20-F incorporated herein by reference.

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

Subsequently, the Secretary of Economic Policy and Development Planning approved Resolution No. 110/12 which assigns the responsibilities, powers and duties set forth in Decree No. 1,278/12 to the “Dirección Nacional de Empresas con participación del Estado” (National Direction of Corporations with government participation). The person in charge of the “Dirección Nacional de Empresas con participación del Estado” acts as member of Telecom Argentina’s Board of Directors. See “Item 6—Directors, Senior Management and Employees—The Board of Directors,” in the Telecom Argentina Form 20-F incorporated herein by reference.

In January 2013, Law No. 26,831 came into effect, granting new intervention powers to the CNV. In September 2013, the CNV issued regulations pursuant to Law No. 26,831 through Resolution No 622/13 that approved the new text of the CNV rules. See “Item 9—The Offer and Listing—The Argentine Securities Market—Capital Markets Law—Law No. 26,831.”

These matters could create uncertainties for some investors of public companies in Argentina, including Telecom Argentina.

Argentina’s economy may contract in the future due to international and domestic conditions which may adversely affect our operations.

The effects of the global economic and financial crisis in recent years and the general weakness in the global economy may negatively affect emerging economies like Argentina’s. Although Argentina has experienced economic growth in recent years, and a deceleration in 2014, global financial instability may impact the Argentine economy and cause Argentina a slowdown of the growth rate or could lead to a recession with consequences in the trade and fiscal balances and in the unemployment index.

Several international economic, social and political factors could affect the global economy , such as, among other factors, volatility in commodities prices, exposure to changes in the oil prices, a growing concern regarding government deficits, governments’ abilities to honor their respective sovereign debts, social unrest and general uncertainty about the global economic recovery.

Moreover, the growth trend, that the Argentine economy has experienced in the most recent years, which slowed down in 2014, might be negatively affected by several domestic factors such as an appreciation of the real exchange rate, which could affect its competitiveness, thus reducing exports. Also, the reduction in the price of soybeans and other commodities and the increase of energy imports could result in diminishing or even reversing the country’s positive trade balance. All these factors, if coupled with an increase in capital outflows, might reduce consumption and private investment levels. In 2014 some of these effects were visible in Argentina. Additionally, abrupt changes in monetary and fiscal policies or foreign exchange regime could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long term growth. Because access to the international financial market could be limited, an increase in public spending not correlated with an increase in public revenues could affect the country’s fiscal results and generate uncertainties that might affect the economy’s level of growth. In order to improve the trade balance and maintain BCRA reserves, the Argentine government may implement new measures to restrict imports of critical supplies for certain activities, that could have a negative effect on economic growth, including telecommunications sector due to its dependence on cutting edge technologies as well as handsets, especially regarding the deployment of 4G network.

If international and domestic economic conditions for Argentina were to worsen, Argentina could be negatively affected as a result of lower international demand and lower prices for its products and services, higher international interest rates, lower capital inflows and higher risk aversion, which may also adversely affect Telecom’s and our business, results of operations, financial condition and cash flows.

Economic and legal conditions in Argentina remain uncertain which may affect Telecom’s and our financial condition, results of operations and cash flows.

Although general economic conditions have shown improvement in the last decade, and political protests and social disturbances have diminished considerably since the economic crisis of 2001 and 2002, the nature of the changes in the Argentine political, economic and legal environment over the past several years has given rise to uncertainties about the country’s business environment.

In the event of any economic, social or political crisis, companies in Argentina may face the risk of strikes, expropriation, nationalization, forced modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing the existing jurisprudence on labor matters and requiring companies to assume increasing responsibility for, and assumption of costs and risks associated with, using sub-contracted labor and the calculation of salaries, severance payments and social security contributions. Since Telecom operates in a context in which the governing law and applicable regulations change frequently, it is difficult to predict whether its activities will be affected positively, negatively or at all by such changes.

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

Argentina’s past fiscal problems and the incomplete restructuring of Argentina’s sovereign debt could negatively affect the macroeconomic environment in which we operate.

Argentina has a history of fiscal deficits. Since almost all of the financial obligations of the Argentine government were denominated in foreign currencies at the time the dollar-peso parity was eliminated in early 2002, there was an increase in the cost of financial services (in terms of Argentine Pesos) of the debt of the Argentine government. Also, since the Argentine government’s fiscal revenues were denominated in large part in Argentine Pesos, the Argentine government was severely affected in its ability to carry out its payment obligations using foreign currency and defaulted on a significant part of its public debt in 2002. The Argentine government’s sovereign debt default and its consequences may continue to negatively affect the ability of private companies, including Telecom, to access the capital markets or other forms of financing.

After Argentina’s default in 2001, the Government successfully restructured 92% of the debt through two debt exchange offers in 2005 and 2010. Nonetheless, a number of bondholders who held out from the exchange offers have initiated legal actions and obtained favorable rulings in the New York State Court of Appeals in the first and second instances. Argentina appealed to the U.S. Supreme Court, but in June 2014, the U.S. Supreme Court rejected Argentina’s appeal. This decision obliged Argentina to pay in cash the original debt plus accrued, punitive and compensatory interest on the original agreements.

One holdout bondholder sought to have its New York ruling recognized by the judiciary in Argentina, in order to enforce it against the sovereign debtor. In March 2014, the Argentine Supreme Court held that such ruling affected public policy principles of Argentine Law and hence could not be recognized. Recognizing such a ruling would entail the circumvention, by the holdout bondholder, of the debt restructuring process arranged by Argentina, said the Court. Furthermore, the Court sustained that, under dire economic and financial conditions, the Argentine Republic had powers to limit, suspend or restructure debt payments to adequate them to its financial capabilities, the provision of public services and the fulfillment of basic public functions that cannot be abandoned.

In addition, in September 2014, the Argentine Congress enacted Law No. 26,984 which declares in the public interest the 2005-2010 restructuring of Argentina’s sovereign debt, as well as the payments made to holders of the restructured debt under fair, equitable, legal and reasonable conditions. The objective of the law is to implement legal instruments to protect the payments to be made to all the holders of the restructured debt in order to safeguard Argentina’s national public interest and the agreements reached in the framework of such restructuring.

As of today, based on that Law and the Argentine Supreme Court Argentina ruling, Argentina refuses to comply with the judgment of the New York State Court of Appeals. This situation prevents the proper payment process of the restructured debt under New York’s, the United Kingdom’s and Japanese legislation. Moreover a U.S. judge ruled Argentina to be in contempt of court. The situation could reduce the sources of funding and investment capital and could potentially impact the Government’s ability to adopt measures that promote economic growth.

Additionally, in order to be able to repay its debt, the Argentine government may be required to continue adopting austere fiscal measures or additional extensive measures affecting private sector (such as higher taxes) that could adversely affect economic growth and the private consumer confidence.

As of June 30, 2014, according to the Ministry of Economy and Public Finance, the outstanding principal amount of Argentina’s public debt was equivalent to US$198.9 billion (of which approximately 68% was denominated in foreign currency) of which US$11.9 billion were not tendered in the exchange offers and are still pending to be restructured (approximately 42.8% of Argentina’s GDP).

There can be no assurance that any event of default by the Argentine government will not lead to a new recession, higher inflation, restrictions on Argentine companies to access financing and funds, limit the actions on the operations of Argentine companies in the international markets, higher unemployment and social unrest, which would negatively affect our financial condition, results of operations and cash flows. In addition, Telecom has investments in sovereign Argentine bonds amounting to P$258 million as of December 31, 2014, which could be restructured in a way that negatively affects their valuation and repayment terms. See Note 20 to our Consolidated Financial Statements.

The Argentine banking system may be subject to instability which could affect Telecom’s and our operations.

The Argentine banking system has experienced several crisis in the past. Among those, the Argentine banking system collapsed in 2001 and 2002, when the Argentine government restricted bank withdrawals and required mandatory conversion of dollar deposits to pesos. From 2005 to 2007, a period of economic growth coupled with relative stability of the country’s exchange rate and inflation resulted in the restoration of public confidence, a gradual accumulation of deposits in Argentine financial institutions, and improved liquidity of the financial system. However, since 2008 certain events like internal conflicts with certain sectors of the economy, the international financial crisis and finally, the increased regulation on the foreign exchange market, decreased depositors’ confidence. In recent years, the Argentine financial system grew significantly with a marked increase in loans and private deposits, showing a recovery of credit activity. In spite of the fact that the financial system’s deposits continue to grow, they are mostly demand on short-term time deposits and the sources of medium and long-term funding for financial institutions are currently limited. In 2014, private deposits in pesos rose by 31% annually, helped by the growth in saving accounts and current account deposits with a 33% increase, and followed by time deposits (28%). As a result, interest rates on placements (Private Badlar rate) performed at an average rate of 23%. Meanwhile, loans granted in pesos continued expanding but at a slower pace, in comparison with previous years, where personal loans and credit cards financing showed the highest increases Despite improvements in stability since 2002 we cannot be certain that another collapse will not occur in the future.

Financial institutions are particularly subject to significant regulation from multiple regulatory authorities, all of whom may, amongst other things, establish limits on commissions and impose sanctions on the institutions. The lack of a stable regulatory framework could impose significant limitations on the activities of the financial institutions and could induce uncertainty with respect to the financial system stability.

Despite the strong liquidity currently prevailing in the system, a new crisis or the consequent instability of one or more of the larger banks, public or private, could have a material adverse effect on the prospects for economic growth and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us by resulting in lower usage of our services and the possibility of a higher level of uncollectible accounts or increase the credit risk of the counterparties regarding the Company investments in local financial institutions.

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

The recent reform of the Argentine Civil and Commercial Code and the New Supply Law may materially impact our operations.

The Argentine government has implemented extensive changes in laws and regulations which grant the Government increased power to intervene in commercial and civil activities such as the reform to the Argentine Civil and Commercial Code and the New Supply Law.

On October 1, 2014, the Argentine Congress passed Law No. 26,994 which approved the new Argentine Civil and Commercial Code (the “Code”) which will take effect from August 1, 2015. The new code introduces significant changes to the Argentine legal system, abrogates several laws and modifies others, including the Argentine Corporations Law No. 19,550 and the Consumer Protection Law.

Among the reforms introduced are the addition of new categories of contracts, such as adhesion contracts with standard form clauses and consumer contracts. The reform also includes a series of general principles with respect to consumer contracts which complement the Consumer Protection Law (Law No. 24,240). Practices that limit consumers’ freedom of contract, particularly practices that tie the provision of goods and services to the simultaneous acquisition of other goods and services, are specifically regulated.

It also provides that contracts with payment denominated in foreign currency are to be regarded as contracts for goods which may be paid for in Argentine pesos.

The reform also creates modern contract forms such as commercial agency, commercial concession, distribution and franchise contracts which were not previously covered by existing law. It expands limitations on the assumption of freely bargained contracts which previously had only been applicable to consumer contracts; and it allows judges to modify unfair clauses in contracts.

With respect to agency contracts, the Civil and Commercial Code assumes an indefinite duration period unless otherwise specified by the parties. The continuation of an agency relationship beyond the term of a contract would create a new contract for an indefinite period on the same terms. For either party to end the relationship, that party must provide advance notice of one month per year of the duration of the agreement. A party who fails to give such notice would be liable for consequential damages, lost profits and other damages.

The reform to the Civil and Commercial Code has introduced extensive changes that will require judicial interpretation, and the ultimate consequences of the reform may be unpredictable. Telecom is reviewing, among other things, contractual guidelines with Telecom Group suppliers and customers (for example, bundling offers), as well as payments under Telecom Group’s and our contracts denominated in foreign currency. See “Item 4—Information on the Company—Regulatory and Legal Framework—Legal Framework—New Federal Civil and Commercial Code.”

In addition, Law No. 26,991 of Regulation of the Production and Consumer Relations came into force on October 2, 2014. This law materially modifies the provisions of the Supply Law No. 20,680. The new law provides that if economic agents undertake certain types of conduct (such as artificially increasing prices, accumulating raw material, unjustifiably restricting the sale of goods or services, etc.), the authorities will have wide powers to intervene issuing production and commercialization rules, fixing prices or revenue margins, granting subsidies, among others. The authorities will also have the power to impose penalties.

Management is currently analyzing the New Supply Law. As of the date of this Annual Report, we cannot predict the impact it may have on the Telecom Group. See “Item 4—Information on the Company—Regulatory and Legal Framework—Legal Framework—New Supply Law.”

Risks Relating to Nortel

As a holding company, Nortel’s ability to meet its financial obligations and to pay dividends is dependent upon the receipt of cash and other distributions paid on the common stock of Telecom that it owns. We did not pay any dividends during the period of 2001 to 2009.

Nortel is a holding company which owns shares of common stock of Telecom Argentina, Nortel’s sole substantial asset. As a holding company, Nortel’s ability to meet its financial obligations and to pay dividends on its Series B Preferred Shares is dependent upon the receipt of cash dividends and other distributions paid on the common stock of Telecom Argentina that it owns. Due to Telecom Argentina not paying dividends for the years ended December 31, 2001 to December 31, 2008, Nortel did not pay any dividends for the years 2001 to 2009. In each year from 2010 to 2013, Telecom Argentina paid dividends in respect of the prior fiscal year. This allowed Nortel to make dividends available to some or all of its shareholders for the fiscal years ended December 31, 2010, 2011, 2012 and 2013, which were paid in 2010, 2011, 2012, 2013 and 2014.

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

On December 27, 2013, Telecom Argentina paid a dividend of approximately P$1,000 million to its shareholders for the year ended December 31, 2012 (of which approximately P$556 million was paid to Nortel). This allowed Nortel to make available on December 27, 2013 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2012 of approximately P$228 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2012 of approximately P$237 million.

On June 10, 2014, Telecom Argentina paid a dividend of approximately P$601 million to its shareholders for the year ended December 31, 2013 (of which approximately P$334 million was paid to Nortel). This allowed Nortel to make available on June 13, 2014 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2013 of approximately P$163 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2013 of approximately P$169 million.

On September 22, 2014, Telecom Argentina paid a dividend of approximately P$601 million to its shareholders for the year ended December 31, 2013 (of which approximately P$334 million was paid to Nortel). This allowed Nortel to make available on October 23, 2014 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2013 of approximately P$106 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2013 of approximately P$111 million. For further information on the dividend payments received from Telecom Argentina and paid to Nortel shareholders, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” For further information on the terms of the Series A and Series B Preferred Shares, see “Item 10. Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and Series B Preferred Shares.”

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

Sofora is Nortel’s principal shareholder. Sofora owns 100% of the shares of common stock of Nortel, which currently represents 78.38% of the capital stock of Nortel. Sofora is 51% owned by Telecom Italia Group, 32% owned by W de Argentina — Inversiones and 17% owned by Fintech Group (“Fintech”).

Through their ownership of Sofora and the Shareholders’ Agreement between them, the Telecom Italia Group and W de Argentina — Inversiones have, as a general matter, the ability to determine the outcome of any action requiring our shareholders’ approval, including the ability to elect a majority of directors and members of the Supervisory Committee. In addition, we have been informed that, pursuant to the shareholders’ agreement entered into between the Telecom Italia Group and the Werthein Group, the Telecom Italia Group and W de Argentina — Inversiones have agreed among themselves to certain matters relating to the election of directors of Nortel, Telecom and Sofora and have given W de Argentina — Inversiones veto power with respect to certain matters relating to us. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement.”

Telecom Argentina and its subsidiaries have engaged in and will continue to engage in transactions with these shareholders of Sofora and their affiliates. Certain decisions concerning Telecom Argentina’s operations or financial structure may present conflicts of interest between these shareholders as indirect owners of Nortel’s and Telecom’s capital stock and as parties with interests in these related party contracts.

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

On November 14, 2013 Telecom Italia S.p.A and Telecom Italia International N.V. (collectively, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea”, a company controlled by the Sellers) announced their acceptance of the offer made by Fintech to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel, and Tierra Argentea.  On October 25, 2014, Telecom Italia S.p.A. announced the acceptance of an offer by Fintech to amend and restate the agreement announced on November 14, 2013. As a result: 1) on October 29, 2014 Telecom Italia International N.V. transferred 17% of the capital stock of Sofora to Fintech; 2) it was confirmed that the transfer of the 51% controlling interest in Sofora is subject to the prior regulatory approval of the SC and closing of the transaction will not occur until such approval is obtained. It is expected that the transfer of such controlling interest will take place within the next two and a half years.

If the transaction is consummated, Fintech will have the ability to exert significant control over us, including the right to nominate, through our parent company, Sofora, the majority of our directors pursuant to the terms of the Shareholders’ Agreement.

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

In accordance with the Public Emergency Law, in January 2002, rates for Basic Telephone Services and long distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00. The rates that Telecom Argentina could charge had to be determined by negotiations between Telecom Argentina and the Argentine government. According to the Public Emergency Law, while undertaking these negotiations, the Argentine government had to consider the effect of these rates on the competitiveness of the general economy, the quality of service and investment plans of service providers, as contractually agreed. The Argentine government had to also consider consumer protection, accessibility of the services and the profitability of public service providers such as Telecom Argentina. The Public Emergency Law has been subsequently extended through December 31, 2015. See

“Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Rates,” in the Telecom Argentina Form 20-F incorporated herein by reference.

On March 6, 2006, Telecom Argentina executed a Letter of Understanding (the “Letter of Understanding 2006”) with the Argentine government pursuant to which Telecom Argentina would be permitted to raise certain rates and incorporate certain modifications to the regulatory framework. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Rates,” in the Telecom Argentina Form 20-F incorporated herein by reference.

The Letter of Understanding 2006 contemplated the signing and effectiveness of the Minutes of Agreement of the Renegotiation upon the fulfillment of certain necessary steps by the National government, which has never occurred.

The LAD, which came into force on December 19, 2014, sets up a new legal framework for telecommunication services. With respect to rates, the LAD under Title VI - Article 48 established the rule on prices and rates, which states that licensees of ICT services may set their prices which shall be fair and reasonable, to offset the exploitation costs and to tend to the efficient supply and reasonable margin of operation. However, essential and strategic public service ICT tariffs that the Law has declared in competition, the tariffs of services that are under the Universal Service regime, and those tariffs that were stated to be “of public interest” by AFTIC could be regulated by such regulatory body.

As of the date of this Annual Report, Management of Telecom is assessing the implementation of alternative courses of action according to the new regulatory and legal framework. Additionally, Telecom cannot predict the way the Argentine government or the Regulatory Bodies will interpret the new mechanism regarding price and tariff increases. If rate restrictions for regulated services continue in the fixed services or new restrictions are imposed in non-regulated services, Telecom’s operating margins could be negatively affected.

Telecom must comply with conditions in its license, and regulations and laws related thereto, and such compliance may at times be outside of its control.

Telecom is subject to a complex series of laws and regulations with respect to most of the telecommunications services that it provides. Such laws and regulations are often governed by considerations of public policy. Telecom provides telecommunications services pursuant to licenses that are subject to regulation by various regulatory bodies. Any partial or total revocation of the licenses would likely have a material adverse impact on its financial condition, results of operations and cash flows. Telecom’s dissolution and the declaration of bankruptcy, among others, are events that may lead to a revocation of Telecom’s licenses.

Certain license conditions are not within Telecom’s control. For example, any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the regulatory authorities may result in the revocation of Telecom Argentina’s license. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.” Pursuant to the provisions of Telecom Argentina’s List of Conditions as amended by SC Resolutions No. 111/03 and No. 29/04: (i) any reduction of ownership of Nortel in the capital stock of Telecom Argentina to less than 51% without prior approval of the Regulatory Bodies; or (ii) any reduction of ownership of currently common shareholders in the capital stock with voting power of Nortel to less than 51% without prior approval of the Regulatory Bodies, may result in the revocation of Telecom Argentina’s telecommunications license.

Nortel owns all of Telecom Argentina’s Class A Ordinary Shares (51% of Telecom Argentina’s total capital stock) and approximately 7.64% of Telecom Argentina’s Class B Ordinary Shares (3.74% of Telecom Argentina’s total capital stock) which, in the aggregate, represents approximately 54.74% of Telecom Argentina’s total capital stock as of the date of this Annual Report. Because Telecom Argentina owns 15,221,373 of its own Class B Shares as of the date of this Annual Report, our ownership of the outstanding shares amounts to 55.60% (51.80% consists of Class A Ordinary Shares and 3.80% of Class B Ordinary Shares). Telecom Argentina is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of Telecom Argentina’s capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders and it is also subject to obligations and limitations defined by the Regulatory Authorities.

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

Internet and mobile services, which Telecom expects will continue to account for an increasing percentage of Telecom’s revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the fixed telecommunications market, Telecom must invest in its fixed-line network and information technology. Specifically, in the Internet services market, Telecom must constantly upgrade its access technology and software in order to increase the speed, embrace emerging transmission technologies and improve the commercial offers and the user experience. Also, to remain competitive in the mobile telecommunications market, Telecom must continue to enhance its mobile networks by expanding its 3G network and deploying its recently acquired 4G network. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Licenses granted as of December 31, 2014—Spectrum,” in the Telecom Argentina Form 20-F incorporated herein by reference. Future technological developments may result in decreased customer demand for certain of its services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

Telecom also anticipates that it will have to devote significant resources to the refurbishment and maintenance of its existing network infrastructure to comply with regulatory obligations and to remain competitive with the quality of its services in both Internet and mobile business. In addition, Telecom must comply with the obligations arising from the acquisition of the 4G spectrum. Telecom also expects to continue to devote resources to customer retention and loyalty in such segments.

The deployment of Telecom’s wireless network requires authorizations from municipalities to enable the installation of new sites throughout the country, which if not obtained in a timely manner and form, limit the growth of Telecom’s business and affect the quality of services provided by Personal. If Personal is not successful in obtaining those permissions and if its competitors do obtain them, this could result in a competitive disadvantage for Personal.

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

Even though Telecom grew and developed in recent years in a highly competitive market, because of the range of regulatory, business and economic uncertainties Telecom faces, as discussed in this “Risk Factors” section, it is difficult for Telecom to predict with meaningful precision and accuracy its future market share in relevant geographic areas and customer segments, the drop in Telecom’s customer’s consumption, which could result in a reduction of its revenue and market share, the speed with which change in its market share or prevailing prices for services may occur or the effects of competition. Those effects could be material and adverse to Telecom’s overall financial condition, results of operations and cash flows.

The Auction Terms and Conditions established strict coverage and network deployment commitments which will require significant capital expenditures on the part of Telecom’s subsidiary, Personal, in the near future.

The Auction Terms and Conditions established strict coverage and network deployment commitments which will require significant capital expenditures on the part of Personal. Certain external factors, some of which are described in this Risk Factor section, could significantly affect Telecom’s ability to timely and properly meet the demanding commitments established by the Terms and Conditions.

In addition, through Resolution No. 83/14 the SC partially awarded to Personal the frequency bands integrating Lot 8 of the Spectrum Public Auction established by SC Resolution No. 38/14. The awarded frequency bands are the 1,730-1,745 MHz and 2,130-2,145 MHz bands, while the 713-723 MHz and 768-778 MHz bands have not been awarded. The payment for Lot 8 was made on account of the single and total price offered for the referred Lot.

Personal requested that the awarding of the frequency bands for the SCMA Services forming Lot 8 should be completed, and it made the corresponding reservation of rights, stating that the demanding commitments established by the Auction Terms and Conditions be computed as from the date in which the remaining frequency bands were awarded. If those frequency bands were not awarded to Personal, the Auction commitments should be redefined to establish which commitments correspond to the frequency bands which were effectively awarded. However, despite Personal’s defense of its position, Telecom cannot provide assurance that the commitments will be modified to meet Personal’s request. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Licenses granted as of December 31, 2014—Spectrum” in the Telecom Argentina Form 20-F incorporated herein by reference.

The recently enacted Law No. 27,078 — “Argentine Digital Law” (“LAD”) substantially modified the telecommunications regulatory framework, the impact is uncertain.

On December 19, 2014, Law No. 27,078 (the “Argentina Digital Law” or LAD) came into force. The new Law declares the development of the ICT and its associated resources to be in the public interest and incorporates major amendments to the regulatory legal framework applicable to the provision of telecommunication services in Argentina. The Law also vests to the Executive Branch of the Argentine government (Poder Ejecutivo Nacional or “PEN”) with broad powers for its regulation. As of the date of this Annual Report, is still pending the regulation to implement the provisions of the Law. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Rates—Other Regulations—Law No. 27,078 (LAD),” in the Telecom Argentina Form 20-F incorporated herein by reference.

As a result, there is uncertainty regarding which will be the interpretations of the new regulatory framework for the Argentine telecommunications industry regarding price regulation, provision of infrastructure to other operators, sanctionary regime, asymmetric regulation for dominant operators, among others, as well as the operational, economic and financial impact that the LAD will have on the Telecom Group and its competitors in the following years.

Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to litigation or decreased mobile communications usage.

The effects of, and any damage caused by, exposure to an electromagnetic field were and are the subject of careful evaluations by the international scientific community, but until now there is no scientific evidence of harmful effects on health. Telecom cannot rule out that exposure to electromagnetic fields or other emissions originating from wireless handsets will not be identified as a health risk in the future.

Personal complies with the international security standards established by the World Health Organization and Argentine regulations -which are similar- and mandatory for all Argentine mobile operators.  Personal’s mobile business may be harmed as a result of any future alleged health risk. For example, the perception of these health risks could result in a lower number of customers, reduced usage per customer or potential consumer liability. See “—Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Rates— Other Regulations—Regulation applicable to mobile antenna radiation,” in the Telecom Argentina Form 20-F incorporated herein by reference.

Operational risks could adversely affect Telecom’s reputation and its profitability.

Telecom faces operational risks inherent in its business, including those resulting from inadequate internal and external processes, fraud, inability to perform certain operations required by the judiciary due to inadequate technology, employee errors or misconduct, failure to comply with applicable laws and regulations, failure to document transactions properly or systems failures. In addition, unauthorized access to Telecom’s information systems or institutional sites could cause the loss or improper use of confidential information, unauthorized changes in Telecom’s information and network systems or alterations to Telecom’s information published on these sites. These events could result in direct or indirect losses, technical failures in Telecom’s ability to provide its services, inaccurate information for decision making, adverse legal and regulatory proceedings, and harm to its reputation and operational effectiveness, among others.

Telecom’s suppliers of goods and services are contractually obliged to comply with laws and regulations (including tax, labor, social security, anti-corruption, money laundering standards, etc.). Additionally, Telecom’s suppliers shall comply with a set of conduct standards such as the Code of Ethics, established by the Telecom Group as well as they have to require its compliance to its employees and subcontractors. Despite these legal safeguards and monitoring efforts made in the Telecom Group in relation to its suppliers, Telecom cannot ensure that they will comply with all applicable standards. As a result, Telecom could be adversely affected in a monetary, criminal or reputational way, despite its contractual rights to claim for compensations for damages that they could cause to them.

Telecom has Risk Management practices at the highest levels (including a Risk Management Committee) designed to detect, manage and monitor the evolution of these kinds of operational risks. However, there is no guarantee that these measures will be successful in effectively mitigating the operational risks that Telecom faces and such failures could have a material adverse effect on its results of operations and could harm its reputation.

Telecom’s operations and financial condition could be affected by union negotiations.

In Argentina, labor organizations have substantial support and have considerable political influence. In recent years, the demands of Telecom’s labor organizations have increased mainly as a result of the increase in the cost of living which was affected by increased inflation, higher tax pressure over salaries and the consequent decline in the population’s purchasing power.

If labor organization claims continue or are sustained, this could result in increased costs and greater conflict in the negotiation process and strikes (including general strikes and strikes of Telecom´s employees and the contractors and subcontractors’ employees) that may adversely affect its operations. See “Item 6—Directors, Senior Management and Employees—Employees and Labor Relations” in the Telecom Argentina Form 20-F incorporated herein by reference.

The Argentine government may order salary increases to be paid to employees in the private sector or changes in labor regulations, which would increase Telecom’s cost of doing business.

The Argentine government has in the past and may in the future promulgate laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees (including higher levels of severance payments to former employees dismissed without proper cause). Telecom cannot guarantee that the government will not adopt measures, as it did in the past, which will increase salaries or require Telecom to provide additional benefits, which would increase Telecom’s costs and, among other things, in the absence of increases of regulated rates in its fixed services segments, continue reducing Telecom’s profit margins.

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

The Regulatory Bodies may impose increased penalties on Telecom Argentina and Personal which could result, in some circumstances, in the revocation of its licenses.

The Regulatory Bodies have increased the number of cases and the amount of fines applied to Telecom Argentina mainly in connection with alleged delays in repairing defective fixed lines and/or installing new fixed lines. Additionally, the Regulatory Bodies have initiated various administrative procedures against Telecom Argentina and Personal related to temporary interruptions of services caused by various incidents. Lately the authorities have threatened Personal with the applications of fines and the obligation to pay compensation to the clients involved. In many of these cases, we believe that the authorities are misinterpreting the legal framework of Telecom’s telecommunication license or exceeding the legal terms of the service provision. Neither final administrative nor judicial decisions on these cases have been made yet.

Also, new regulations such as SC Resolution No. 5/13 regarding the quality of telecommunication services could further increase penalties imposed by the Regulatory Bodies. SC Resolution No. 5/13, issued in July 2013, has set new benchmarks for the quality of services provided by telecommunications operators, including Telecom Argentina and Personal, setting standards that are high as compared to international standards, especially, considering the difficulties in obtaining municipal authorization to install antennas in the mobile business (see “Item 4—Information on the Company—The Business—Personal Mobile Services and Núcleo Mobile Services—Mobile Telecommunication Services in Argentina—Personal—Personal’s Network and Equipment,” in the Telecom Argentina Form 20-F incorporated herein by reference). This resolution has a gradual implementation schedule. Telecom Argentina, Personal and other telecommunications operators have submitted technical comments for a review of the standards. However, if the technical comments are not taken into account, compliance with the standards could be difficult, which may result in penalties for telecommunications operators, including Telecom Argentina and Personal affecting Telecom’s ability to execute its business plan since they could involve limitations to acquire new clients or restrictions to apply rates increases, among others. See “—Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—SC Resolution No. 5/13,” in the Telecom Argentina Form 20-F incorporated herein by reference

Additionally, according to the Auction Terms and Conditions for the awarding of frequency bands approved by SC Resolution No. 38/14 for mobile operators, repeated or persistent breaches of obligations related to quality indicators of services provided under the terms of the Regulation for the Quality of Telecommunications Services approved by SC Resolution No. 5/13, qualifies as one of the circumstances under which the authorization to use radio electric spectrum (as defined in the Auction) will be revocable.

Telecom cannot foresee whether the Regulatory Bodies based on the increased number of administrative complaints will seek to apply significant sanctions to Telecom Argentina or Telecom Personal, including the revocation of some of their licenses, any of which could have an adverse effect on Telecom Argentina or Personal’s operations, financial situation, results of operations and cash flows. See “—Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Administrative complaint in connection with the service cuts affecting Telecom Argentina and Personal’s customers” in the Telecom Argentina Form 20-F incorporated herein by reference.

Telecom is involved in various legal proceedings which could result in unfavorable decisions and financial penalties for Telecom.

Telecom is party to a number of legal proceedings, some of which have been pending for several years. Telecom cannot be certain that these claims will be resolved in its favor. Responding to the demands of litigation may divert Management’s time and attention and financial resources. As of December 31, 2014, Telecom recorded provisions that it estimates are sufficient to cover those contingencies considered probable. See Notes 2 and 17 to its Consolidated Financial Statements.

In recent years, certain changes in the treatment of employment matters under Argentine law have created new incentives for individuals to pursue employment-related litigation in Argentine courts.

Moreover, on May 21, 2014 the National Labor Court of Appeals ruled that nominal annual interest rate for personal loans with free use of the Argentine National Bank for 49 to 60 month term (currently 3% per month), shall be applied for matters under the Buenos Aires City Labor Courts, including those with pending sentences, instead of the monthly average interest rate for loans of the Argentine National Bank (currently 2.055% per month). This new disposition represents an increase in interest rate that was reflected prospectively in the estimation of the labor claims provisions. An additional risk exists since the court might intend to apply such rate retroactively to labor credits not yet acknowledged by a court sentence, which could result also in an increase of its financial costs. Although, there are solid legal arguments against the retroactive application of the new interest rate, if a disadvantageous resolution prevails, Telecom estimates that it will not have a significant impact on the Telecom Group´s financial position, result of operations and cash flows.

Telecom is also exposed to claims of employees of contractors and subcontractors and commercial agents claiming direct or indirect responsibility of Telecom based on a broad interpretation of the rules of labor law.

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

In the past, Personal was subject, and is currently subject, to claims by former representatives (commercial agents) who end their business relationship by making claims for reasons that are not always justified by contract terms.

Personal maintains agreements with VAS suppliers. Amounts billed to its customers resulting from these agreements are recorded as Personal’s revenues while commissions paid to VAS suppliers as a percentage of services billed to customers are recorded as expenses (Costs of VAS). Personal’s customers can subscribe to VAS services directly from the VAS supplier, who reports to Personal the services it provides to their customers. During 2013 and 2014 there was a significant increase of VAS revenues. Customers and consumers’ trade unions brought up different claims against Personal regarding these services. Although Personal has taken actions in connection with the VAS suppliers in order to reduce risks regarding the provision of non-authorized services to its customers, we cannot assure you that new and significant claims regarding VAS services will not be presented in the future. By the end of 2014, Personal has started the implementation of a new system to monitor the customer subscriptions to VAS, which is expected to be completed in year 2015.

Recently, there has been a growing trend of sanctions imposed by the Regulatory Bodies on Telecom Argentina for technical reasons, mainly related to the delay in repairing defective lines and/or installing new lines. In addition, there have been an increased number of sanctions on Telecom Argentina and Personal relating to service failures. Although penalties are appealed in the administrative stage, if the appeals are not solved in Telecom’s favor in administrative or judicial stage for amounts over those recorded, or the penalties imposed by the CNC are increased in number and/or cost, it could have an adverse effect on Telecom’s financial situation, results of operations and cash flows.

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

Telecom Argentina and Personal may face increased risk of employment, commercial, regulatory tax and customers’ proceedings, among others. If this occurs, we cannot guarantee that it will not have an adverse effect on Telecom’s and our results of operations, financial condition and cash flows, despite the provisions that the Company has recorded to cover from these matters.

See “Item 8—Financial Information—Legal Proceedings” in the Telecom Argentina Form 20-F incorporated herein by reference.

The enforcement of the New Law for the Promotion of Registered Labor and Prevention of Labor Fraud may have a material adverse effect on Telecom and us.

On June 2, 2014 Law No 26,940 Ley de Promoción del Trabajo Registrado y Prevención del Fraude Laboral was published in the Official Gazette. The new norm, among other topics, establishes a Public Record of Employers with Labor Sanctions (“the Record”) and defines a series of labor and social security infringements by which an employer shall be included in said record.

The employers included in the Record shall be subject to different types of sanctions, such as: the inability to access public programs, benefits or subsidies, to access public banking credit, or to enter into contracts and licenses of property owned by the National government, or to participate in the awarding of concessions of public services and licenses. In turn, the employers who are repeat offenders for the same infringement for which they were added to the Record within a 3-year period after the first final sanction decision, shall not be able to deduct from the Income Tax the expenses related to their employees while the employers are included in the Record. This new regulation applies both to Telecom and its contractors and subcontractors, who could initiate claims to Telecom for direct or indirect responsibility. Depending on the way the Labor Ministry applies the new Law, the effects of this new labor regulation for the companies based in Argentina, including Telecom, may vary and cannot be predicted.

The enforcement of regulations aimed at protecting consumers, including the new regime of conflict resolutions concerning consumer relations, may have an adverse effect on Telecom and us.

The Consumer Protection Law No. 24,240 (the “Consumer Protection Law”) establishes a series of principles and rules for the protection of consumers and users. It states a sanctionary proceeding which foresees a conciliatory process before imposing any sanctions. The Consumer Protection Law applies to the telecommunications industry and to any other industry in which consumers and users are involved.

Telecom Argentina and Personal have received several customer complaints in connection with the provisions of the Consumer Protection Law that were filed with different law enforcement bodies (national, provincial or municipal). In the last few years there was also an increase in legal actions brought by consumer associations. See “Item 8—Financial Information—Legal Proceedings—General Proceedings—Consumer Trade Union Proceedings” in the Telecom Argentina Form 20-F incorporated herein by reference.

On September 19, 2014, the Argentine Congress passed Law No. 26,993 which approved a new Prior Mediation Service for Consumer Relations Conflict (COPREC). The purpose of this initiative is to give effective solutions to the consumers’ problems, by creating fast track proceedings.

Law No. 26,993 introduces two essential changes: i) it establishes that fines imposed on the basis of Consumer Protection Law must be previously paid in order to be appealed and judicially challenged, and ii) it creates a compensation system for consumers, consisting of a mediation phase, and an administrative and/or judicial process that takes place before the Auditor of Consumer Relations or the Federal Justice for Consumers’ Relations. See “Item 4—Information on the Company—Regulatory and Legal Framework—Legal Framework—New Conflict Resolution Regime for Consumer Relations Matters.” The new Regime is currently being implemented. As of the date of this Annual Report, Telecom cannot foresee its effects on the Telecom Group.

This situation may entail risks for Telecom Argentina and Personal concerning, among others, the prices charged for their services, the obligation to return amounts charged for their services or penalties which may be excessive in relation to the revenues for the services rendered. If such were the case, any of such consequences could have an adverse effect on Telecom’s financial situation, results of operations and cash flows.

The BCRA has imposed restrictions on the transfer of funds outside of Argentina in the past; some restrictions currently exist and may increase in the future, which could prevent Telecom Argentina and Nortel from making payments on dividends and liabilities.

In the past, the Argentine government has imposed a number of monetary and currency exchange control measures, including temporary restrictions on the free availability of funds deposited with banks and restrictions or limitations on the access to foreign exchange markets and transfers of funds abroad, including for purposes of paying principal and interest on debt, trade liabilities to foreign suppliers and dividend payments to foreign shareholders. Between the end of 2001 and 2002, the Argentine government implemented a unified exchange market (Mercado Único y Libre de Cambios — MULC) with significant regulations and restrictions for the purchase and transfer of foreign currency.

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

In addition, starting in February 2012 all import operations of goods and services must be filed and approved in advance by AFIP. Such procedure could also negatively affect our supply chain, generating delays in the provision of raw materials, equipment and handsets that are imported by our suppliers and/ or us. In the last case, the Company assumes trade payables in foreign currency with suppliers abroad, which require strict and complex approval procedures to access to foreign exchange market to make payments abroad. Moreover, as a result of the payment of the frequency bands awarded to Personal in the Public Auction at the end of 2014, the Company reduced significantly the financial assets in foreign currency that it maintained abroad, thus reducing our capacity to use those assets to make direct payments to foreign suppliers and shareholders, if needed.

Operations of Telecom’s subsidiary Núcleo could be affected depending on the way the Paraguayan government calls for a public auction for additional frequency bands to provide mobile services through 4G technology.

The provision of new mobile services through 4G technology will require the awarding of additional frequency bands in Paraguay (Band 1,700 MHz or AWS). As of the date of this Annual Report, there is no formal process initiated for this purpose. Neither a schedule for the frequency bands auction nor the conditions that the authorities will require to participate in the auction have been published. If the auction terms and conditions do not act as an incentive for competition and do not help to reduce of the current concentration of the mobile telecommunication market (see “Item 4—Information on the Company—The Business—Competition,” in the Telecom Argentina Form 20-F incorporated herein by reference) Telecom cannot assure that the operational, economic and financial situation of Núcleo will not be negatively affected.

Fluctuations in Telecom Argentina’s share price depend on various factors, some of which are outside of its control.

The market price of Telecom Argentina’s shares is subject to change due to various factors which are outside of Telecom’s control such as changes in market expectations, changes in the economic, financial and political situation in Argentina, the way the Ministry of Economy and Public Finance (in exercise of shareholders’ rights that belong to ANSES, according to Decree No. 1,278/12) will exercise its political rights and manage its share ownership in Telecom Argentina, and changes in measures used by investors or analysts to value Telecom’s stock or market trends unrelated to its performance and operations. Telecom cannot predict when such external factors will affect its stock price or whether their effects will be positive or negative.

In addition, currency fluctuations could impact the value of an investment in Telecom Argentina. Although Telecom Argentina’s ADSs listed on the New York Stock Exchange are U.S. dollar-denominated securities, they do not eliminate the currency risk associated with an investment in an Argentine company.

ITEM 4.                        INFORMATION ON THE COMPANY

The Company

Nortel Inversora S.A. was organized by a consortium of Argentine and international investors to acquire a controlling interest in the common stock of Telecom as the first step in Argentina’s privatization of its fixed-link public telecommunications services and basic telephone services. See “Item 7—Major Shareholders and Related Party Transactions.” As of December 31, 2014, Nortel owned approximately 54.74% of the common stock of Telecom Argentina. Because Telecom Argentina owns 15,221,373 of its own Class B Shares as of the date of this Annual Report, our ownership of the outstanding shares amounts to 55.60%. Nortel’s sole substantial activity is owning such stock and its sole substantial source of cash income is cash dividends paid on such stock. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series B Preferred Shares—Nortel’s Capital Stock.”

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

Our authorized agent in the United States for SEC reporting purposes is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19711.

Recent Developments

Nortel Board of Directors called for the Annual Shareholders’ Meeting

On March 17, 2015, Nortel’s Board of Directors called a shareholders’ meeting to be held on April 29, 2015, to consider among other issues: (i) the allocation of Nortel’s retained earnings of P$2,039 million as of December 31, 2014 as Voluntary Reserve for Future Dividend Payments, and the authorization of the Board of Directors to deduct and distribute dividends from the latter Reserve; and (ii) the election of all members of the Supervisory Committee for fiscal year 2015.

Telecom Argentina’s Board of Directors called for the Annual Shareholders’ Meeting

Telecom Argentina’s Board of Directors, at their meeting held on March 17, 2015, called an ordinary shareholders’ meeting to be held on April 29, 2015, to consider among other issues the allocation of Telecom Argentina’s retained earnings as of December 31, 2014 (P$3,673 million) suggested by the Board of Directors to be allocated as follows: (i) P$804 million (P$0.83 per outstanding share) for distribution as cash dividends to be paid on May 11, 2015; (ii) P$2,869 million to the “Reserve for Future Cash Dividends”; and (iii) the delegation of authority to Telecom Argentina’s Board of Directors to determine the allocation, depending on the performance of the business, in one or more installments, of an amount up to P$649 million of the “Reserve for Future Cash Dividends” and its distribution to the shareholders as cash dividends, during fiscal year 2015.

Personal Annual Shareholders’ Meeting

Personal’s ordinary and extraordinary shareholders’ meeting held on April 15, 2015, approved, among other items, the allocation of P$2,931 million of retained earnings as of December 31, 2014 as follows: (i) P$248 million to Legal Reserve and (ii) P$2,683 million to the “Reserve for Future Cash Dividends.” The shareholders also approved the delegation of authority in Personal’s Board of Directors to determine the amount, time, terms and conditions for allocating and distributing such reserve.

Telecom Personal’s financial debt

On January 28, 2015, Personal entered into a loan with a foreign bank for a total amount of US$40.8 million. This new loan is a 27-months bullet loan with three-month interest payments at a weighted average rate of three-month LIBO plus 8.25%. The terms and conditions of the loan include covenants and events of default that are usual for this type of transaction, among those the limitation that Personal will not incur new indebtedness other than the permitted indebtedness if, as a result of the incurrence thereof, its consolidated total leverage ratio (consolidated debt to consolidated operating profit/loss before depreciation and amortization, including gain/loss on disposal of PP&E and impairment of PP&E, as defined in the terms and conditions of the loan) is greater than 3.0 to 1.0 or its consolidated interest coverage ratio (consolidated operating profit/loss before depreciation and amortization, including gain/loss on disposal of PP&E and impairment of PP&E, as defined in the terms and conditions of the loan to consolidated net interest) is lower than 3.0 to 1.0.

The funds are to be used for the acquisition of the remaining 3G and 4G licenses and the acquisition of PP&E and inventories.

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

In addition, the liquidity obtained from Telecom Argentina’s payment of dividends for the fiscal year ended December 31, 2011 allowed Nortel to make available (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2011 of approximately P$5.39 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2011 of approximately P$5.61 million. On December 27, 2013, Telecom Argentina paid a dividend of approximately P$1,000 million to its shareholders for the year ended December 31, 2012 (of which approximately P$556 million was paid to Nortel). This allowed Nortel to make available on December 27, 2013 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2012 of approximately P$228 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2012 of approximately P$237 million. On June 10, 2014, Telecom Argentina paid a dividend of approximately P$601 million to its shareholders for the year ended December 31, 2013 (of which approximately P$334 million was paid to Nortel). This allowed Nortel to make available on June 13, 2014 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2013 of approximately P$163 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2013 of approximately P$169 million. On September 22, 2014, Telecom Argentina paid a dividend of approximately P$601 million to its shareholders for the year ended December 31, 2013 (of which approximately P$334 million was paid to Nortel). This allowed Nortel to make available on October 23, 2014 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2013 of approximately P$106 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2013 of approximately P$111 million.

Nortel’s failure to pay the Series A dividends due to the lack of liquid and realized profits and/or distributable reserve, triggered the right of the holders of Series A Preferred Shares to exercise their voting rights and to appoint a member of Nortel’s Board of Directors. Nortel’s failure to cause Telecom Argentina to comply with the financial ratio covenant contained in the terms and conditions of the Series A and Series B Preferred Shares also triggered the right of the Series A and Series B shareholders to exercise their voting rights and to appoint a member of Nortel’s Board of Directors. Since December 31, 2006 such ratio no longer exceeded 1.75:1 and as a result, Series B Preferred Shareholders did not have director voting rights in fiscal years 2007-2014 and will not have such rights in 2015. The Series A shareholders retained their right to appoint a member of Nortel’s Board of Directors as a result of the non-payment of the Series A dividends until June 29, 2012, when all accrued Series A dividends were made available by Nortel to the Series A Preferred Shareholders, following the final redemption of the Series A Preferred Shares. On such date, Javier Errecondo and Saturnino Jorge Funes, who had been appointed as Director and Alternate Director, respectively, by a Special Meeting of the Series A Preferred Shareholders on April 7, 2011, ceased to occupy their positions.

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

Relationship between Nortel and Telecom

As of December 31, 2014, Nortel owns 502,034,299 of Telecom Argentina’s Class A shares of common stock, nominal value P$1.00 per share (the “Series A Shares”), representing 100% of Telecom Argentina’s issued and outstanding Class A Shares and 51% of Telecom Argentina’s total capital stock, and 36,832,408 of Telecom Argentina’s Class B Shares, nominal value P$1.00 per share, representing approximately 7.6% of Telecom Argentina’s issued and outstanding Class B Shares and approximately 3.74% of Telecom Argentina’s total capital stock. Because Telecom Argentina owns 15,221,373 of its own Class B shares as of the date of this Annual Report, our ownership of the outstanding shares amounts to 55.60% (51.80% consists of the Class A Ordinary Shares and 3.80% of the Class B Ordinary Shares). Pursuant to the Privatization Regulations and the terms and conditions of the Transfer Agreement, Nortel is required to own all of Telecom Argentina’s Class A Shares unless the Regulatory Bodies otherwise agree. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework” in the Telecom Argentina Form 20-F incorporated herein by reference and “Item 7—Major Shareholders and Related Party Transactions.” Nortel is not required by the Privatization Regulations to own any of Telecom Argentina’s Class B Shares.

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

Nortel’s principal shareholder is Sofora Telecomunicaciones S.A., or Sofora. Sofora owns approximately 78.38% of Nortel’s capital stock as of the date of this report. Sofora is 51% owned by the Telecom Italia Group, 32% owned by W de Argentina — Inversiones S.L., a holding company incorporated in Spain and a company of the Werthein Group, and 17% owned by Fintech.

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

On October 25, 2014, Telecom Italia S.p.A. announced the acceptance of an offer made by Fintech to amend and restate the agreement announced on November 14, 2013. Within the frame of this amendment agreement: 1) on October 29, 2014 Telecom Italia International N.V. transferred 17% of the capital stock of Sofora to Fintech; 2) it was confirmed that the transfer of the 51% controlling interest in Sofora is subject to the prior regulatory approval of the SC and closing of the transaction will not occur until such approval is obtained. It is expected that the transfer of such controlling interest will take place within the next two and a half years.

As of the date of this Annual Report, Telecom Italia Group holds 51% of Sofora, 32% is held by W de Argentina—Inversiones (a holding company incorporated in the Kingdom of Spain, and a company of the Werthein Group) and 17% is held by Fintech Telecom LLC (a limited liability company organized under the laws of the State of Delaware, U.S.). See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

The transfer of the 51% controlling interest held by the Telecom Italia Group in Sofora to Fintech is conditional upon prior approval by regulatory authorities. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

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

Regulatory and Legal Framework

Regulatory Framework

The telecommunications industry in Argentina is subject to extensive regulation. For information on the regulatory framework within which Telecom operates, see “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework” in the Telecom Argentina Form 20-F incorporated herein by reference.

Legal Framework

New Law of Promotion of Registered Labor and Prevention of Labor Fraud

On June 2, 2014, Law No. 26,940 of Promotion of Registered Labor and Prevention of Labor Fraud was published in the Official Bulletin. This new Law, among other issues, creates a Public Registry of Employers with Labor Penalties (the “Registry”) and defines a range of labor and social security offenses pursuant to which an employer is to be included in such Registry.

The employers included in the Registry shall be subject to various kinds of penalties, such as: not being allowed to participate in public programs, benefits or subsidies, not having access to public banks credit, not being allowed to enter into agreements or receive authorizations to use state owned assets, or not being authorized by the Government to provide public services nor be granted licenses. In addition, those employers who commit the same offence pursuant to which they were included in the Registry within three years of the penalty will not be allowed to deduct their labor costs from their income tax, as long as they remain included in the Registry.

Regulation to implement the law was passed by the PEN on September 30, 2014. As a result, as of the date of this Annual Report, the Law is already effective. Exceptions to the penalty regime provided in its regulations are very limited and have no practical effect to restrict its application. Taking into account that the Law has become effective recently and depending on the way in which the authorities—Ministry of Labor—choose to enforce it, as of this date we cannot estimate the impact of this new labor rules on the financial condition and results of operations of the companies domiciled in Argentina.

New Federal Civil and Commercial Code

On August 8, 2014, Law No. 26,994 was published in the Official Bulletin, pursuant to which a new Federal Civil and Commercial Code was approved, which will become effective on August 1, 2015.

The Code is a new legal body that codifies Argentine private law and modifies certain specific laws such as Law No. 19,550 (“Argentine Corporations Law”) and the Consumers’ Defense Law.

The Company’s Management, with the advice of its legal counsel, is currently analyzing the various topics contained in the Federal Civil and Commercial Code in order to assess the effects that such Code will have on the Telecom Group’s operations, once it becomes effective.

New Supply Law

On September 19, 2014, Law No. 26,991 of Regulation of the Production and Consumer Relations was published in the Official Bulletin, which materially modified the provisions of the Supply Law No. 20,680. Law No. 26,991 became effective on October 2, 2014.

The new law provides that if economic agents undertake certain types of conduct (such as artificially increasing prices, accumulating raw material, unjustifiably restricting the sale of goods or services, etc.), the authorities will have wide powers to intervene issuing production and commercialization rules, fixing prices or revenue margins, granting subsidies, among others. The authorities will also have the power to impose penalties.

As regards penalties, the maximum amount for fines was increased up to P$10 million, authorizing a further increase of such amount up to three times the earnings obtained while violating the law. In addition, other penalties are included, such as closing down facilities, disqualification for the use or renewal of credits, seizure of merchandise, disqualification to perform acts of commerce, suspension in Government suppliers’ registries and loss of concessions, privileges and tax or credit special regimes. The new law excludes prison, which was contemplated as a penalty in the prior regime.

The law introduces the ‘solve et repete’ (pay now, appeal later) principle as a necessary condition to appeal before the courts any administrative resolutions that impose a fine, condition that may only be exempted if the affected party proves that complying with it “causes severe hardship to the appellant.”

In the case of a shortage or scarcity of goods or services that satisfy basic or essential needs concerning the general welfare of the population, the Regulatory Authority will have the power —by passing a resolution— to instruct the sale, production, distribution or provision of those goods or services, regardless of who owns this property. In the event of non-compliance with the Law, penalties could be imposed.

The law does not apply to small and medium sized companies as long as they do not hold a dominant market position pursuant to the parameters and definitions set forth in Law No. 25,156 (the Antitrust Law).

The Company’s Management, with the advice of its legal counsel, is currently analyzing the above referred regulation to assess the effects that it may have on the Group’s operations.

New Conflict Resolution Regime for Consumer Relations Matters

On September 19, 2014, Law No. 26,993 was published in the Official Bulletin, establishing a legal regime applicable to conflict resolution for consumer relations matters. The law became effective on October 2, 2014.

This new law creates new procedures and institutes for consumers to file their complaints, which are described below.

First, Law No. 26,993 creates the Prior Mediation Service for Consumer Relation Conflict Resolution (in Spanish, “COPREC”) to intervene in complaints made by consumers or users which arise in the consumer relations field, and for complaints involving amounts which do not exceed an amount equivalent to 55 (fifty five) Minimum, Vital and Flexible Salaries (“Salario Mínimo Vital y Móvil”, the minimum wage to be paid to an employee as set by the Government). The participation of COPREC is mandatory and prior to any complaint before the Audit in Consumer Relations (new entity created by the above referred law), or, if applicable, to any claim filed before the Federal Justice in Consumer Relations (“Relaciones de Consumo”).

An Audit in Consumer Relations entity (the “Audit”) was created to exist within the Ministry of Economy and Public Finance. Such entity is defined as an independent authority and considered an administrative court for all claims within its jurisdiction. The Audit will have the competence to decide conflicts on damage liability, claimed by consumers or users, up to an amount of 15 (fifteen) the Minimum, Vital and Flexible Salaries. As in the case of the COPREC, the above referred law regulates the procedure applicable to all disputes submitted before the Audit. Resolutions issued by the Audit may be challenged through a direct appeal to the Federal Court of Appeals in Consumer Relations or before the applicable Courts of Appeals.

Finally, the law also creates the Federal Justice in Consumer Relations that in the Autonomous City of Buenos Aires will be responsible for the Federal Courts of First Instance in Consumer Relations, and the Federal Court of Appeals in Consumer Relations. In the rest of the country, it will be responsible for the applicable Courts of Appeals. The Federal Justice shall be competent in Consumer Relations cases relating to consumer relations in which the claim amount, as of the time of filing such claim, does not exceed an amount of 55 (fifty five) Minimum, Vital and Flexible Salaries.

This law also introduces amendments to the Law of Consumer’s Defense No. 24,240, to Antitrust Law No. 25,156 and to Law No. 22,802 of Commercial Loyalty. Thus, it provides that any acts imposing penalties for violations of the provisions of the above referenced laws may be challenged through a direct appeal before the Federal Court of Appeals in Consumer Relations or before the applicable Courts of Appeals of the Argentine provinces, as applicable. In case the penalties include a fine, the filing of recourse before the courts shall be subject to the previous payment of such fine.

The law also modifies the penalties set forth in Law No. 22,802 and the powers of the regulatory authority provided by Law No. 25,156 —to be determined by the PEN—and provides that all rules included in the latter that refer to the Antitrust Federal Court must be interpreted as referring to the regulatory authority to be appointed.

Telecom’s Management, with the advice of its legal counsel, is currently analyzing the above referred regulation to assess its scope and the effects that it may have on Telecom Group’s operations.

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

In accordance with our Code of Business Conduct and Ethics, we seek to comply with all applicable laws.

Activities relating to Iran

We are not to our knowledge engaged in any activities, transactions or dealings with the government of Iran or that relate in any way to Iran. We are required to disclose our affiliates’ activities relating to Iran.

Telecom Group

The Telecom Group has, to our knowledge, two activities relating to Iran: i) their roaming agreement (mobile services) with Mobile Company of Iran (MCI) (formerly TCI), which allows its mobile customers to use their mobile device on a network outside their subscriber’s home network and ii) their international telecommunications services agreements with international carriers (fixed services), which cover delivery of traffic to Iran through non-Iranian carriers.

i)                Roaming agreements (mobile services)

Like all major mobile networks, in response to the competition and customers’ demands, Personal has entered into roaming agreements with many foreign mobile networks, including MCI, to allow their customers to make and receive calls abroad.

Roaming agreements are entered into using standard terms and conditions including the one relating to Iran. Entering into roaming agreements is an activity carried out in the ordinary course of business by a mobile network operator.

Roaming agreements are generally reciprocal. Pursuant to a roaming agreement, when Telecom Group mobile customers are in a foreign country covered by the network of an operator with which they have a roaming agreement (the “Foreign Operator”), their mobile customers may make and receive calls on their mobile phone using the Foreign Operator’s network. Likewise, the Foreign Operator’s customers may make and receive calls using Telecom Group’s networks when these customers are in Argentina.

The Foreign Operator bills the Telecom Group for the calls made and received by their roaming customers at the rate agreed upon in the applicable roaming agreement. Telecom Group then bills these customers according to the specific roaming fees in their subscription agreement. Likewise, they bill the Foreign Operator at the roaming rate agreed upon in the applicable roaming agreement. The Foreign Operator bills its clients for the calls made and received using Telecom Group’s networks according to their customer agreements. Roaming agreements do not, generally, contemplate other fees or disbursements.

In 2014, the consolidated impact on net profit (loss) arising from Telecom Group’s roaming agreements with MCI was as follows:

•                  Telecom’s total revenues under roaming agreements with MCI were approximately P$5 thousand.

•                  Telecom’s total charges paid under roaming agreements with MCI were approximately P$9 thousand.

These revenues and charges are immaterial to Telecom Group’s consolidated revenues and operating expenses. Because they do not separately allocate costs directly attributable to the service provision or other overhead costs to these transactions, the amount of their consolidated net profits earned under these agreements is not determinable, but it does not exceed its gross revenues from the agreements.

Also, as of December 31, 2014, the amount for receivables for these concepts pending to collect was approximately P$3 thousand.

The purpose of Telecom Group’s roaming agreements is to provide their customers with coverage in areas where they do not own networks. For that purpose, they intend to continue maintaining their roaming agreements.

ii) Commercial Agreements with International Carriers (fixed services):

Telecom maintains commercial agreements with international carriers from countries other than Iran, which permits those carriers to deliver traffic from Iran to its networks and from its networks to Iran. Telecom Argentina’s total charges paid under commercial agreements with international carriers regarding delivery of traffic to Iran were approximately P$3 thousand.

Telecom Italia Group

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

The Telecom Italia Group operates one of the largest mobile networks in Italy. Through its foreign subsidiaries, Telecom Italia also has large mobile operations in Brazil (Tim Participações S.A. by means of its subsidiary TIM Celular S.A.) and Argentina and Paraguay (Telecom Argentina through its subsidiaries Telecom Personal and Núcleo).

Telecom Italia informs us that the only activities that Telecom Italia has that, to its knowledge, relate in any way to Iran are:

•                  roaming agreements with the following Iran mobile phone operators: Taliya, KFZO — TKC, Irancell (MTN) and Mobile Company of Iran (MCI); and

•                  a commercial relationship for the delivery of traffic from Iran to its networks and from its networks to Iran (“International Carrier Agreements”). To this end, its subsidiary Telecom Italia Sparkle S.p.A. (“TI Sparkle”) entered into agreements with Telecommunication Company of Iran. In addition, Telecom Italia S.p.A. has also entered into certain agreements (of a small amount) for the provision of TLC services (marine radio traffic) with Telecommunication Company of Iran and Islamic Republic of Iran Shipping Lines.

Roaming. Telecom Italia informs us that in 2014, the impact on Telecom Italia Group net profit (loss) arising from such roaming contracts is analyzed as follows:

•                  its total revenues from roaming agreements with Iranian networks were approximately 360 thousand euros; and

•                  its total charges from roaming agreements with Iranian networks were approximately 305 thousand euros.

The purpose of these roaming agreements is to provide Telecom Italia’s customers with coverage in areas where Telecom Italia does not own networks. For that purpose, it intends to continue maintaining these roaming agreements.

International Carrier Agreements. As a rule in the modern telecommunication business, when traffic from a specific network is placed to or transported through another carrier’s network (the “Host Network”), the Host Network receives a fee from the incoming network.

Telecom Italia informs us that in 2014, the impact on its net profit (loss) arising from the above International Carrier Agreements is analyzed as follows:

•                  its total revenues from traffic from networks located in Iran to its networks were approximately 4 thousand euros; and

•                  its total charges from traffic to networks in Iran from its networks were approximately 56 thousand euros

The purpose of this agreement is to allow exchange of international traffic. Consequently, Telecom Italia intends to continue maintaining this agreement.

According to Telecom Italia information, all such amounts of revenues and charges are de minimis with respect to Telecom Italia consolidated revenues and operating expenses, respectively.

Activities relating to Syria, Sudan and Cuba

In addition to the mandatory disclosure regarding the activities related to Iran described above, below we describe Telecom’s activities that directly or indirectly relate to Syria, Sudan and Cuba (designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls) (“Designated Countries”):

i)                                        Roaming agreements (mobile services)

Operators of mobile telecommunications networks, including Telecom Personal and Núcleo, enter into roaming agreements with other operators of mobile telecommunications networks in the ordinary course of business. See “—Activities relating to Iran—Telecom Group” for a description of roaming agreements.

Telecom maintains roaming agreements with Telecomunicaciones Celulares del Caribe S.A. (“Cubacel”), in Cuba; MTN Sudan Co. Ltd, in Sudan; and Spacetel Syria (now MTN Syria), in Syria. The purpose of all of these roaming agreements is to provide its customers with coverage in areas where it does not own networks. In order to remain competitive and maintain such coverage, it intends to continue maintaining these agreements.

As of December 31, 2014, the approximate revenues, expenses, receivables and payables from roaming agreements with the Designated Countries were as follows:

	December 31, 2014
Roaming agreements (mobile services)	Revenues (*)	Expenses	Receivables (*)	Payables
	In thousands of P$
Syria	(a)	1	—	2
Sudan	1	(a)	3	—
Cuba	88	7,259	—	1,159
Total (*)	90	7,260	3	1,161
% of respective consolidated total amounts	(b)	0.026%	(b)	0.019%

(a) Less than P$ 0.5 thousand.

(b) Less than 0.001%.

(*)  Revenues and receivables from roaming agreements are received in U.S. Dollars and have been converted into Argentine Pesos using the average exchange rate for each period shown. Argentine Peso amounts are influenced by the devaluation of the Peso against the U.S. Dollar over the years/periods presented.

ii)                                    International Telecommunications Services (fixed services):

Telecom Argentina has entered into an agreement with ETEC S.A. for the delivery of traffic from Cuba to its network and from its network to Cuba. Telecom does not have traffic agreements with operators in the Designated Countries other than Cuba.

The purpose of these agreements is to allow the uninterrupted exchange of international traffic. Consequently, Telecom intends to continue maintaining these agreements.

As of December 31, 2014, the approximate total revenues, expenses and payables from traffic with and to ETEC S.A. were as follows:

	December 31, 2014
International Telecommunications Services (fixed services)	Service rendered	Service received (*)	Payables
	In thousands of P$
Cuba - ETEC S.A.	561	13,789	754
% of respective consolidated total amounts	0.002%	0.049%	0.012%

As shown in the table above the revenues and expenses generated by these transactions with ETEC S.A. are wholly immaterial for each of the periods presented. Telecom expects to continue incurring such costs and generating such revenues in the ordinary course of its business, although, based on prior experience, Telecom believes that its business dealings with telecommunications operators in Cuba are currently and will continue to be financially immaterial, both on a quantitative and qualitative basis. Thus, Telecom believes that a reasonable investor would not deem these transactions important in making an investment decision and that these transactions will not materially affect its reputation or share value.

iii)        Commercial Agreements with International Carriers (fixed services):

Telecom also maintains commercial agreements with international carriers from countries other than the Designated Countries which permit those carriers to deliver traffic from the Designated Countries to its networks and from its networks to such countries. In addition to the above-mentioned International Telecommunications Service agreement with ETEC S.A., if Telecom Argentina exceeds the monthly quota of traffic agreed between ETEC S.A. and Telecom Argentina, it may place traffic to Cuba through other operators rather than subscribe for additional capacity from ETEC S.A.

Regarding outgoing traffic, during 2014, Telecom Argentina has sent traffic to the Designated Countries mainly through, Latinatel S.A. (Uruguay), Telecom Italia S.p.A. (Italy), Express Teleservice Corp. (Russia), Atlantel Inc. (United States), Orange Spagne Sau (France) and Business Telecommunications Service (United States).

As of December 31, 2014, the total approximate expense for delivery of traffic terminated in the Designated Countries was:

Commercial Agreements with International
Carriers (fixed services)	December 31, 2014
In thousands of P$
Syria	46
Sudan	(a)
Cuba	15,143
Total outbound costs	15,189
% of consolidated operating expenses	0.054%

(a)         Less than P$ 0.1 thousand.

Regarding incoming traffic, Telecom Argentina charges the relevant international carrier for their traffic terminated in Telecom Argentina’s network. Consequently, Telecom Argentina does not know the country of origin of such traffic.

Accordingly, their total payables and receivables from international carriers include those balances arising from traffic related with the Designated Countries but it is not possible to segregate them.

The outbound costs described in the table above are wholly immaterial with respect to Telecom’s consolidated operating expenses for each of the periods presented.

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

Management Overview

The Telecom Group continued to work on its objective to be a leader in innovation, by launching various services and products based on state-of-art technology, with a strong focus on quality improvement. Telecom has consolidated its market positioning, in all the business segments with limited rotation of its customer portfolio. The Telecom Group has continued to expand its Internet accesses base, reaching 1.8 million fixed Internet accesses. In addition, its mobile subscribers base reached 22.1 million mobile subscribers (including Personal and Núcleo) as of December 31, 2014. To promote the expansion of business, total additions in PP&E and intangible assets amounted to P$9,547 million in 2014, representing 29% of consolidated total revenues in 2014 (Telecom’s capital expenditures, total additions in PP&E and intangible assets less materials, amounted to P$8,957 million in 2014, equivalent to 27% of consolidated revenues). Its total additions to PP&E and intangible assets for 2014 (its total capital expenditures plus net additions of materials) and its total capital expenditure for 2014, both include the 3G and 4G Licenses acquisition at the end of 2014, which amounted to P$3,530 million.

Telecom is considered one of the leading companies in the Argentine telecommunications sector. Telecom has attained this position without neglecting its commitment to generate economic value for its shareholders, demonstrating good performance in terms of revenues and profitability. In addition, investments made by the Telecom Group and the future investments that will enable the 4G network deployment, are clear evidence of Telecom’s commitment to its customers. Telecom had consolidated net financial assets of P$745 million as of December 31, 2014, compared to consolidated net financial assets of P$5,354 million and P$3,648 million as of December 31, 2013 and 2012, respectively. This variation was mainly due to a decrease in the generation of cash from operating activities, higher level of capital expenditures, which includes acquisition of 3G and 4G licenses for P$ 3,530 million, and cash dividends paid to Telecom shareholders of P$1,202 million.

The following discussion and analysis summarizes relevant measures of results of operations presenting items by nature. The Company believes that the presentation of the measure “operating income before depreciation and amortization” provides investors and financial analysts with appropriate information that is relevant to understanding the Company’s past, present and future performance. Moreover, operating income before depreciation and amortization is one of the key performance measures used by Telecom’s Management for monitoring Telecom’s profitability and financial position, at each segment and at the consolidated levels.

Continuing the trend of prior years, revenues in 2014 grew by 22% compared to 2013, reaching P$33,341 million, and grew by 23% in 2013 compared to 2012, reaching P$27,287 million. Operating income before depreciation and amortization in 2014 increased P$1,138 million as compared to 2013, reaching P$8,702 million (equivalent to 26% of total revenues), while in 2013 it increased P$994 million as compared to 2012, reaching P$7,564 million (equivalent to 28% of total revenues). Operating income increased P$925 million in 2014 as compared to 2013, reaching P$5,443 million (equivalent to 16% of total revenues) while in 2013 it increased P$552 million as compared to 2012, reaching P$4,518 million (equivalent to 17% of total revenues). Net income increased P$475 million in 2014 as compared to 2013, reaching P$3,729 million (equivalent to 11% of total revenues), while it increased P$522 million in 2013 as compared to 2012, reaching P$3,254 million (equivalent to 12% of total revenues). Net income attributable to Telecom Argentina increased P$471 million in 2014 as compared to 2013, reaching P$3,673 million, while it increased P$517 million in 2013 as compared to 2012, reaching P$3,202 million.

Telecom’s results of operations continue to be affected by the Pesification and freezing of regulated rates in the Fixed Services segment and macroeconomic factors. For a discussion of these and other factors that may affect our results of operations. See “Item 3—Key Information—Risk Factors” and “—Years ended December 31, 2014, 2013 and 2012—Factors Affecting Results of Operations” and “—Trend Information” below.

For a detailed analysis of Telecom’s results of operations for fiscal year 2014, see “—Years ended December 31, 2014, 2013 and 2012,” included in the Telecom Argentina Form 20-F incorporated herein by reference.

Economic and Political Developments in Argentina

In the second half of 2001 and through the first half of 2002, Argentina experienced a deep economic recession together with an overwhelming financial and political crisis. The rapid and radical nature of changes in the Argentine social, political, economic and legal environment created a very unstable macroeconomic environment. In January 2002, the Argentine government abandoned the convertibility regime which had fixed the peso / U.S. dollar exchange rate at 1:1 and adopted emergency economic measures which converted and froze the rates for the voice-regulated services in the Fixed Services segment into pesos at a 1:1 peso / U.S. dollar ratio (referred to herein as “Pesification”), among other measures. Capital outflows increased sharply, leading to a massive devaluation of the peso and an upsurge in inflation. By the end of 2002, the peso had devalued by 237% (having devalued 280% as of June 30, 2002) while the wholesale price index increased 118% and the consumer price index increased 41%.

After the above-mentioned crisis, the Argentine economy began a new period of rapid growth. Argentina’s GDP increased for six consecutive years, from 2003 to 2008. However, the international financial crisis affected the country decreasing its growth rate significantly to 0.1% in 2009. Throughout 2010 and 2011, the economy showed a rapid and strong recovery growing at a 9.5% and 8.4% annual rate respectively, but in 2012 a slowdown affected the economy and growth was reduced to 0.8%. In 2013, better economic conditions helped to increase by 2.9% the economic activity. As of the date of this annual report, the provisional figures of Argentina’s estimated GDP for 2014 published by the INDEC is 0.5%. Inflation continued to be the main concern for the economy. According to official statistics reported by the INDEC, the consumer price index rose 9.5% in 2011, 10.8% in 2012 and 10.9% in 2013. Since January 2014, a new consumer price index is published aimed at improving the accuracy of the macroeconomic statistics. In 2014 the new consumer price index (“IPCNu”) showed an increase of 23.8% while in the two-month period ended February 28, 2015, it rose by 2.1% year to date.

The INDEC estimates that the Argentine wholesale price index increased by 12.7% in 2011, 13.1% in 2012, 14.8% in 2013 and 28.3% in 2014. For further detail regarding Argentine economic conditions see “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.”

During the period between 2005 and 2007, the peso remained relatively stable against the U.S. dollar, with US$1.00 trading within a range of P$2.86 to P$3.16. However, the international financial crisis created uncertainty that affected the Argentine exchange rate, as reflected by a peso/dollar exchange rate increase of 9.5% and 10.1% per year in 2008 and 2009, respectively. The peso/dollar exchange rate was relatively stable in 2010 and 2011, ending 2010 at P$3.98 per US$1.00 and 2011 at P$4.30 per US$1.00, increasing 4.7% and 8.0% respectively. In 2012, 2013 and 2014, the pace of peso devaluation accelerated to 14.4%, 32.5% and 31.1% respectively; and the official exchange rate ended the year at a P$8.55 per US$1.00. On April 21, 2015, the exchange rate was P$8.87= US$1.00. Increasing restrictions on the foreign exchange (“FX”) market have been established, and an authorization from the “AFIP” (National Tax Authority) is required to access the FX market to acquire foreign currencies.

Agricultural production in 2014 was not enough to offset the less dynamic industry which had started to show some signs of deterioration at the end of 2013. The global economy evidenced mixed results with strengthened U.S. economic activity and depreciated foreign currencies in Latin America and in the Eurozone, thus impacting Argentine external competitiveness. Private consumption showed a lesser evolution in 2014 due to a reduction in real wages and a more restrictive consumer credit environment.

The evolution of the macroeconomics variables, was as follows

	2010	2011	2012	2013	2014
Gross Domestic Product growth	9.5%	8.4%	0.8%	2.9%	0.5	%(*)
Exchange Rate ($/USD) — end of period	3.98	4.30	4.92	6.52	8.55
IPCNu (% variation) (**)	n.a.	n.a.	n.a.	n.a.	23.8%
Consumer Price Index (% variation)	10.9%	9.5%	10.8%	10.9%	n.a.
Wholesale Domestic Price Index (% variation)	14.6%	12.7%	13.1%	14.8%	28.3%
Trade Balance (USD billions)	11.4	9.7%	12.2	8.0	6.7
Unemployment (% of the economically active population)	7.5%	6.7%	6.9%	6.4%	6.9%

Source: INDEC — Last available variables

(*) Estimated data

(**) As of January 2014, the INDEC started to publish a new consumer Price Index with national scope (“IPCNu”) which is not available for previous periods and no “junction” factor between the new and the old index. Since the IPCNu method of calculation differs significantly from the preceding IPC (geographical region considered, sampling method, relative weight, etc.) said indexes cannot be compared.

In 2014, Argentina’s economic activity slowed down. As a result, certain sectors of the economy, such as Telecommunications industry, were impacted.

As the substantial majority of Telecom’s property and operations are located in Argentina, macroeconomic and political conditions will continue to affect us. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general and Telecom’s operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including ours. While Telecom’s business continued growing in 2014, its operating results, financial condition and cash flows remain vulnerable to fluctuations in the Argentine economy. See “Item 3 Key Information—Risk Factors—Risks Relating to Argentina.”

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

Variations in the assumptions regarding exchange rates, rates of inflation, level of economic activity and consumption, creditworthiness of Telecom’s current and potential customers, aggressiveness of its current or potential competitors and technological, legal or regulatory changes could also result in significant differences from financial projections used by us for valuation and disclosure of items under IFRS.

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

PP&E and intangible assets

Useful lives and residual value

Telecom records PP&E and intangible assets at acquisition or construction cost. PP&E and intangible assets, except for indefinite useful life intangibles, are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the depreciable amount of the assets and their useful lives involves significant judgment. Telecom periodically reviews, at least at each financial year-end, the estimated useful lives of PP&E and amortizable intangible assets.

Recoverability assessment of PP&E and intangible assets with finite useful life

At least at every annual closing date, Telecom assesses whether events or changes in circumstances indicate that PP&E and amortizable intangible assets may be impaired.

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

For the years presented, Telecom estimated that there are no indicators of impairment of assets that are subject to amortization, except for the impairment net loss mentioned in Note 3.k. to the Consolidated Financial Statements of P$25 million in 2014 (an impairment loss of P$61 million, relating to certain work in progress recorded in PP&E, net of an impairment reversal of P$36 million).

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

Although there are no impairment indicators, Telecom Argentina’s Management prudently analyzed the recoverability of PP&E and intangible assets assuming different probability scenarios some of which contemplate rate adjustments for regulated services. Considering these assumptions, the Management of Telecom Argentina considers that the carrying amount of its fixed assets is recoverable.

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

Personal’s net cash flows projection is denominated in Argentine Pesos, its functional currency. However, due to the fact that there is no prevailing long-term discount rate in pesos available in the market, Personal: (a) has converted such peso-denominated cash flows into U.S. dollars using future estimated exchange rates applicable to each period; and (b) has discounted these U.S. dollar-denominated cash flows at an annual U.S. dollar rate of approximately 13.8% in order to obtain the recoverable value of intangible assets with indefinite useful life.

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

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long-term receivables and payables. The estimated discount rate used to determine the discounted cash flow of long-term receivables and payables is an annual rate in pesos ranging between 20% and 35% for year 2014. Additionally, the estimated discount rate used to determine the discounted cash flow of long-term receivables and payables is an annual rate in pesos ranging between 20% and 32% for year 2013. The estimated discount rate used to determine the discounted cash flow of long-term receivables in U.S. dollars is an annual rate ranging between 8% and 13% for year 2014 and 8% for year 2013. Discount rates in Guaraníes for loans were 9.3% in 2013 and 2014 and for accounts receivables were 9.8% in 2014. The difference between the initial fair value and the nominal amount of receivables and payables is recognized as finance income or expense using the effective interest method over the relevant period.

Changes in these estimated discount rates could materially affect our financial position, cash flows and results of operations.

Provisions

Telecom is subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory and other matters. In order to determine the proper level of provisions relating to these contingencies, Telecom assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. Telecom consults with internal and external legal counsel on these matters. A determination of the amount of provisions required, if any, is made after careful analysis of each individual issue. Telecom’s determination of the required provisions may change in the future due to new developments in each matter, changes in jurisprudential precedents and tribunal decisions or changes in Telecom’s method of resolving such matters, such as changes in settlement strategy, and, therefore, these changes may materially affect our financial position, cash flows and results of operations.

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

(a) Consolidated

As discussed above, Nortel is a holding company whose principal asset is its approximately 55.60% of the outstanding shares of Telecom Argentina. Therefore, the following discussion of Nortel’s consolidated financial condition and results of operations should be read in conjunction with the immediately following discussion set forth herein under Section (b) of this Item 5 and with Nortel’s Consolidated Financial Statements and notes thereto included elsewhere in this Form 20-F and with Telecom’s Consolidated Financial Statements and notes thereto and “Item 5—Operating and Financial Review and Prospects” included in the Telecom Argentina Form 20-F incorporated herein by reference. Such financial statements and notes thereto have been prepared in accordance with IFRS.

Years ended December 31, 2014, 2013 and 2012

For purposes of these sections, the fiscal years ended December 31, 2014, 2013 and 2012 are referred to as “2014,” “2013” and “2012,” respectively.

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

Segment	Company of the Telecom Group / Operating Segment
Fixed Services	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (i)
Personal Mobile Services	Personal
Springville S.A. (ii)
Núcleo Mobile Services	Núcleo
Envíos (iii)

(i)             Dormant entity as of and for the fiscal years ended December 31, 2014, 2013 and 2012.

(ii)          The sale of all the shares of Springville S.A., representing 100% of the capital and voting rights of that company, was approved by the Personal’s meeting of the Board of Directors on February 10, 2014. The sale was completed on February 19, 2014.

(iii)       Envíos was officially registered in the Commercial Public Register of Paraguay in October 2014 and commenced its operations in January 2015.

The main products and services in each segment for the years presented are:

•                  Fixed Services: local area, national long-distance and international communications, supplementary services (including call waiting, itemized invoicing, voicemail, etc.), interconnection with other operators, data transmission (including private networks, point-to-point traffic, radio and TV signal transmission), Internet services, IT solution outsourcing and sales of equipment.

•                  Personal Mobile Services and Núcleo Mobile Services: voice communications, GSM, 3G and 4G mobile communications over UMTS / HSPA / HSPA+ and LTE technology networks (including high-speed mobile Internet content and applications download, multimedia messaging, online streaming, corporate e-mail, social network access and contacts save services) and sale of mobile communication devices (handsets and tablets).

The following table shows a breakdown of Telecom’s revenues by business segment for the years ended December 31, 2014, 2013 and 2012:

	2014		2013		2012
Segment	Revenues (1) (P$ million)	% of Consolidated Revenues	Revenues (1) (P$ million)	% of Consolidated Revenues	Revenues (1) (P$ million)	% of Consolidated Revenues

Fixed Services	8,559	25.7	7,006	25.7	6,023	27.2
Personal Mobile Services	23,204	69.6	19,129	70.1	15,227	68.9
Núcleo Mobile Services	1,578	4.7	1,152	4.2	867	3.9
TOTAL	33,341	100.0	27,287	100.0	22,117	100.0

(1)         Includes service revenues and equipment sales and the effect of elimination of intersegment transactions.

Management’s explanations under “(B) Results of Operations by Segment” below regarding changes in financial condition and results of operations for years 2014, 2013 and 2012 related to segments of the Company have been provided based on financial information under IFRS as disclosed in Note 28 to our Consolidated Financial Statements.

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

Rate Regulation. Revenue from Telecom’s Fixed Services segment depends principally on the number of lines in service, the minutes of use or “traffic” for local and long-distance services and the rates charged for services. The rates that Telecom Argentina charges in its fixed telephony service (including both monthly basic charges and measured service charges), installation charges, public telephone charges and charges for Internet Dial-Up traffic (“Regulated Services”) are subject to regulation. In the years presented, revenues have continued to be affected by the Pesification and freezing of regulated rates. The impact of the rate Pesification on Telecom Argentina’s results of operations has been particularly relevant in recent years as a result of inflationary pressures on Telecom Argentina’s costs structure. See “Item 3—Key Information—Risk Factors” and “—Economic and Political Developments in Argentina” in the Telecom Argentina Form 20-F incorporated herein by reference.

The mobile business is not a rate-regulated industry. However, certain social or political factors occasionally delay the application of rate adjustments. See “Item 3—Key Information —Risk Factors—Risks associated with Telecom and its Operations.”

Competition. The Argentine telecommunications market has become increasingly competitive. Competition is mainly focused on Internet and mobile services. To remain competitive, Telecom must devote significant resources to capital expenditures, and trade expenses (including selling commissions).

Personal and Núcleo subscriber bases continued to expand in 2014 although at lower rates than those of previous years due to the level of maturity and the high penetration of mobile services in the market.  Value Added Services continued to be one of the main drivers of revenue growth in the mobile services business.

Technology Developments and Capital Expenditures. Improvements in technology influence demand for services and equipment by Telecom’s customers. For example, demand for fixed-line telecommunications services has been affected by continued significant growth in mobile business. Growth in the fixed-services business at present is being driven by the expansion of Broadband for individuals and corporations and Telecom Argentina continuous updating of commercial and support systems. The increase in Broadband adoption has also proven to be a critical factor in facilitating the offering of Value Added Services to customers and the bundling of services. In the fixed-services business, Telecom must invest in its fixed-line network and information technology. Specifically, in Internet services, it must constantly upgrade its Access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of its services.

In the mobile business, to provide its subscribers with new and better services, Personal has to enhance its mobile networks extending 3G and 4G technology and bandwidth for mobile data transmission. Moreover, taking into account the frequencies awarded resulting from the spectrum auction held in the last quarter of 2014, Personal must develop a LTE infrastructure expeditiously, according to regulatory requirements and the mobile market development.

In addition, as new technologies develop, equipment may need to be replaced or upgraded and network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

Devaluation of the peso. The peso has been subject to significant devaluations in the past and may be subject to fluctuation in the future. In recent years, there was a significant devaluation which amounted to approximately 31.1% in 2014 (of which 23% corresponds to the three months ended March 31, 2014) and 32.5% in 2013. The majority of Telecom revenues are received in pesos whereas a portion of the materials and supplies related to the construction and maintenance of its networks and services are incurred in foreign currencies. Consequently, the Pesification of Telecom’s regulated rates in the fixed services and the high level of competition limit its ability to transfer to its customers the fluctuations in the exchange rates between the peso and the U.S. dollar and other currencies. In addition, any devaluation of the peso against foreign currencies may increase operating costs and capital expenditures, which will adversely affect Telecom’s results of operations, considering the net effect on revenues and costs.

Increase in inflation. In the past, Argentina has experienced periods of high inflation. In recent years, inflation levels have been increasing and have remained relatively high. The economic recovery, a higher increase in public spending or a fast devaluation of the Argentine peso could lead to higher inflation. Any increase in inflation levels not accompanied by an increase in the rates Telecom charges its customers could adversely affect our results of operations in nominal and real terms.

In compliance with the provisions of IAS 29, the Company’s Management periodically verifies the evolution of official statistics as well as the general factors of the economic environment in the countries in which the Telecom Group operates. It should be mentioned that if the qualitative and/or quantitative characteristics to consider an economy as a hyperinflationary economy set out in IAS 29 occur, the restatement of financial statements must be made retroactively from the date of the revaluation used as deemed cost (in the case of Group companies located in Argentina, since February 2003) or from the acquisition date for assets acquired after that date.

Inflation in Argentina has experienced an increase in 2014, according to official statistics published by the National Institute of Statistics and Census (INDEC). On the basis of the analysis made by Telecom’s Management and other evidence available at the date of this Annual Report, Telecom’s Management concluded that Argentina does not qualify as a “hyperinflationary” country in terms of IAS 29. We believe that the periodic assessment of the macroeconomic environment in Argentina and the possible restatement of financial statements in accordance to IAS 29, represent an element of care and concern for investors, analysts and regulators of capital markets where Argentine companies list their equity and debt securities, because of the significant impact that such restatement might have on their financial position and results of operations, including the Telecom Group. See Note 1.e) to the Consolidated Financial Statements as of December 31, 2014, for a description of the IAS 29 analysis.

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

(A)  Consolidated Results of Operations

In the year ended December 31, 2014, we reported net income of P$3,726 million, compared to net income of P$3,209 million for the year ended December 31, 2013, and net income of P$2,675 million for the year ended December 31, 2012. Net income attributable to Nortel increased P$319 million in 2014 as compared to 2013, reaching P$2,039 million, while it increased P$307 million in 2013 as compared to 2012, reaching P$1,720 million, from P$1,413 million reported in 2012.

Consolidated revenues in 2014 were P$33,341 million compared to P$27,287 million in 2013 and P$22,117 million in 2012. The increase of P$ 6,054 million in 2014 (a 22% increase) can be largely attributed to the growth in the Personal Mobile Services segment including handset revenues and in Internet and Data services included in the Fixed Services segment.

In 2014, operating expenses (including depreciation and amortization and gain on disposal of PP&E and impairment of PP&E) totaled P$27,964 million, representing an increase of P$5,114 million, or 22%. The increase in costs is mainly a consequence of higher revenues, higher expenses related to competition in the mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services due to higher supplier prices, the increase in the cost of equipment and handsets, the increase in taxes and fees with the Regulatory Matters, the increase of VAS costs, the effect of the appreciation of the Guaraní (+41% year over year) with respect to the Argentine peso, affecting the operations in Paraguay, a decrease in provisions charges and an increase in agent commissions capitalized as SAC, which partially mitigated the increase in operating costs.

In 2013, operating expenses (including depreciation and amortization and gain on disposal of PP&E and impairment of PP&E) totaled P$22,850 million, representing an increase of P$4,606 million, or 25%. The most significant changes in operating expenses included increases in employee benefit expenses and severance payments, taxes and fees with the Regulatory Authority (mainly caused by the increase in revenues and higher average rates of the turnover tax in the City of Buenos Aires, Córdoba, Chaco, Jujuy and Mendoza), cost of equipment and handsets (due to customer upgrades of mobile handsets), in fees for services, maintenance, materials and supplies, the increase in cost of VAS, provisions (due to higher regulatory and municipal claims and higher civil and commercial claims) and an impairment loss of P$187 million recognized in 2013.

Our regulated fixed telephony service (7% of the consolidated revenue in 2014 vs. 8% in 2013) is still affected by the Pesification and freezing of regulated rates in early 2002; the increase in the 2014 structure of operating expenses (including depreciation and amortization and gain on disposal of PP&E and impairment of PP&E) for the Fixed Services segment (24%) is similar to the increase in revenues including intersegment revenues (25%).

(A.1)  2014 Compared to 2013

	Years Ended December 31,				Change by segment (1)
	2014	2013	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services	Nortel
	(P$ million)%			(P$ million)
Revenues	33,341	27,287	22	6,054	1,553	4,075	426	—
Other Income	47	63	(25)	(16)	(7)	(3)	(6)	—
Operating expenses (without depreciation and amortization)	(24,705)	(19,804)	25	(4,901)	(1,703)	(2,932)	(265)	(1)
Operating income before depreciation and amortization (2)	8,683	7,546	15	1,137	(157)	1,140	155	(1)
Depreciation and amortization	(3,243)	(2,873)	13	(370)	(211)	(22)	(137)	—
Gain on disposal of PP&E and impairment of PP&E	(16)	(173)	(91)	157	115	43	(1)	—
Operating income	5,424	4,500	21	924	(253)	1,161	17	(1)
Financial results, net	277	516	(46)	(239)	4	(276)	(3)	36
Income tax expense	(1,975)	(1,807)	9	(168)	(106)	(70)	1	7
Net income	3,726	3,209	16	517	(355)	815	15	42

Net income attributable to:
Nortel (Controlling Company)	2,039	1,720	19	319
Non-controlling interest	1,687	1,489	13	198

(1)         Includes the effect of eliminations of Intersegment transactions.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

Revenues

	Years Ended December 31,				Change by segment (1)
	2014	2013	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ million)%			(P$ million)
Voice	11,766	10,645	11	1,121	340	580	201
Data	9,467	8,488	12	979	507	454	18
Internet	7,045	4,879	44	2,166	733	1,247	186
Service Revenues	28,278	24,012	18	4,266	1,580	2,281	405
Equipment (2)	5,063	3,275	55	1,788	(27)	1,794	21
Revenues	33,341	27,287	22	6,054	1,553	4,075	426

(1)         Net of the Intersegment revenues effect.

(2)         This item is composed of voice, data and Internet equipment in each year.

During 2014, total consolidated revenues increased by 22% to P$33,341 million from P$27,287 million in 2013, mainly driven by our mobile, Broadband and data transmission businesses.

Consolidated revenues for 2014 and 2013 are comprised as follows:

Voice

Revenues from voice services increased 11% to P$11,766 million in 2014 from P$10,645 million in 2013. Revenues from voice services represented 35% of our total consolidated revenues for 2014 compared to 39% of our total consolidated revenues for 2013.

Fixed services

Revenues from voice services represented 44% of our total Fixed Services segment revenues attributable to third parties for 2014 compared to 49% for 2013.

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

Revenues from voice-retail increased 7% to P$2,853 million and are still affected by the Pesification and freezing of regulated rates in early 2002. Revenues from regulated rate services represented 28% of our total segment revenues in 2014 compared with 33% in 2013. See “—(B) Results of Operations by Segment— (B.1) Fixed Services Segment—Revenues—Voice-retail” for a description of the services included as voice-retail.

Monthly basic charges and supplementary services increased P$82 million or 7% to P$1,203 million in 2014 from P$1,121 million in 2013. Such growth was mainly due to the increase of prices of non-regulated services during the year.

Measured service charges increased 10% to P$1,541 million in 2014 from P$1,395 million in 2013. Such increase was due to the increase in customers and domestic plans prices and the increase in customers and domestic long-distance national plans prices.

Voice-wholesale revenues (including fixed and mobile interconnection revenues, together with the revenues generated by the subsidiary Telecom Argentina USA amounting to P$107 million) amounted to P$929 million in 2014 (+18% vs. 2013).

Interconnection services reached P$621 million in 2014. Other wholesale revenues reached P$308 million in 2014, an increase of P$69 million or 29% compared to 2013. The increase was mainly due to higher prices related to cell sites rentals due to the variation of the P$/US$ exchange rate.

Personal Mobile services

Revenues from voice services represented 31% of our total Personal Mobile Services segment revenues attributable to third parties for 2014 compared to 35% for 2013.

Voice services mainly include revenues from monthly basic charges, airtime usage charges and roaming charges to Telecom’s customers for their use of our and other carriers’ networks, CPP, TLRD and roaming charges to other mobile service providers whose customers use Telecom’s network.

Voice-retail revenues reached P$5,330 million in 2014 (+12% vs. 2013). The increase was mainly due to the increase in monthly charge prices and to the increase in the “Cuentas claras” subscriber base. Voice-wholesale revenues to third parties reached P$1,953 million in 2014 (+1% vs. 2013). The increase was mainly due to the increase of mobile leases related to new agreements and to the renegotiation of the existing ones and to the increase in international roaming revenues with other operators.

In Núcleo Mobile Services segment, voice revenues increased 40% to P$701 million in 2014 compared to P$500 million in 2013 mainly due to an increase in the subscriber base (+3%) and to the appreciation of the Guaraní with respect to the Argentine peso (+41% year over year).

Data and Internet

Revenues from data and Internet services increased 24% to P$16,512 million in 2014 from P$13,367 million in 2013. Revenues from data and Internet represented 50% of our total consolidated revenues for 2014 compared to 49% of our total consolidated revenues for 2013.

In the Mobile Services segments, data and Internet services mainly include SMS, contents via SMS, MMS, Browsing and Internet. Revenues from data and Internet in the Personal Mobile segment increased 18% to P$11,001 million in 2014 from P$9,300 million in 2013.

As a consequence of the increase in the usage of VAS (Internet and data), the ARPU increased to P$74.2 per month in 2014 (vs. P$66.8 per month in 2013) in the Personal Mobile Segment.

Data

Revenues from data services in the Fixed segment increased 53% to P$1,470 million in 2014 from P$963 million in 2013. These revenues were generated focusing on Telecom’s position as an integrated ICT provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to higher prices related to the variation of the P$/US$ exchange rate, the increase of IP transit services customers, VPN IP services customers (private data networks services that replace the point to point services) and IP direct lines customers in the retail segment, to the increase in customers and higher prices related to the variation of the P$/US$ exchange rate of Integra services, mainly in the Large Customer segment, to higher prices related to the variation of the P$/US$ exchange rate of the VPN-IP services in the Wholesale segment and to an increase in the number of subscribers and in prices of monthly charges related to the variation of the P$/US$ exchange rate of Datacenter services (especially in hosting and housing services).

Mobile data revenues reached P$7,997 million (+6% vs. 2013). This increase is mainly due to constant Content via SMS sales increase as a result of several campaigns launched by Personal, which represented a year over year increase of P$725 million vs. 2013. This increase was reflected both in monthly charges customers and prepaid subscribers and is mainly due to average prices increases and, to a lesser extent, to the increase of the subscribers’ base. However, the main component of VAS revenues are SMS consumption, which decreased P$257 million or 5.4% vs. 2013, and experiencing a decrease in TOU (-40.3% vs. 2013).

Internet

Internet revenues in the Fixed segment increased 29% to P$3,254 million in 2014 from P$2,521 million in 2013. The increase was mainly due to the substantial expansion of the Broadband service (+4% of access lines vs. 2013), and an increase in average prices resulting in an improvement in the ARPU amounted to P$153 per month in 2014 vs. P$124.7 per month in 2013. As of December 31, 2014 the number of Internet accesses reached approximately 1,8 million equivalent to 43% of fixed lines in service of Telecom Argentina (vs. 41% in 2013), compared to approximately 1.7 million as of December 31, 2013.

Mobile Internet revenues in the Personal Mobile segment increased 60% to P$3,335 million in 2014 from P$2,088 million in 2013. This increase is mainly explained by the increase in browsing services consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by Personal. This growth was fueled by new subscribers, the migration of existing ones to higher-value plans and the increase in subscribers that acquired 3G handsets, which facilitate Internet browsing.

Equipment

Revenues from equipment increased by 55% to P$5,063 million in 2014 from P$3,275 million in 2013. This increase is mainly related to the Personal Mobile services segment with an increase of P$ 1,794 million vs. 2013 and was mainly due to an increase in handset’s average sale prices (+86% vs. 2013), partially offset by lower handsets sold (-16% vs. 2013). This situation was mainly generated by a subsidy reduction policy, the increase in average prices related to higher-value handsets demand (those with 3G browsing capability), the business strategy to attract high-value subscribers, a decrease in discounts as a result of the finalization of commercial promotions and lower retail revenues. In the Núcleo Mobile Services segment the increase was mainly due to an increase in handsets sold, and by the effect of the appreciation of the Guaraní as compared to the Argentine peso.

Other Income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2014, other income decreased 25% to P$47 million from P$63 million in 2013.

Operating expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization and gain on disposal and impairment of PP&E) increased by P$4.901 million totaling P$24.705 million in 2014, representing a 25% increase as compared to 2013. The increase in costs is mainly a consequence of higher revenues, higher expenses related to competition in the mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services related to higher supplier prices, the increase in the cost of equipment and handsets, the increase in taxes and fees with Regulatory Matters, the increase of VAS costs, the effect of the appreciation of the Guaraní (+41% year over year) respect to the Argentine peso, affecting the operations in Paraguay, a decrease in provisions charges and an increase in agent commissions capitalized as SAC, which partially mitigated the increase in operating costs.

	Years Ended December 31,				Change by segment (1)
	2014	2013	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services	Nortel
	(P$ million)%			(P$ million)
Employee benefit expenses and severance payments	5,595	4,155	35	1,440	1,030	375	34	1
Interconnection costs and other telecommunications charges	2,074	1,829	13	245	138	92	15	—
Fees for services, maintenance, materials and supplies	3,341	2,652	26	689	266	390	36	(3)
Taxes and fees with the Regulatory Authority	3,303	2,692	23	611	145	451	12	3
Commissions	2,494	2,203	13	291	33	214	44	—
Cost of equipment and handsets	4,143	3,111	33	1,032	(2)	1,003	31	—
Advertising	792	656	21	136	(8)	121	23	—
Cost of VAS	936	708	32	228	5	193	30	—
Provisions	84	270	(69)	(186)	(54)	(132)	—	—
Bad-debt expense	424	283	50	141	31	101	9	—
Restructuring Costs (recovery)	—	(8)	(100)	8	8	—	—	—
Other operating expenses	1,519	1,253	21	266	111	124	31	—
Total operating expenses (without depreciation and amortization)	24,705	19,804	25	4,901	1,703	2,932	265	1

(1)   Net of the Intersegment transactions effect.

Employee benefit expenses and severance payments

During 2014, employee benefit expenses and severance payments were P$5,595 million, representing a 35% increase from 2013. This was primarily due to salary increases that Telecom implemented across all segments with several trade unions with respect to the unionized employees and also to non-unionized employees, together with related social security charges and to an extraordinary annual bonus of P$115 million paid in January 2015.

With a total headcount of 16,421 at the end of 2014 (-1% vs. 2013), lines in service per employee reached 370 in the Fixed Services segment (slightly lower than 2013), 3,950 in the Personal mobile services segment (+1% vs. 2013) and 6,158 in the Núcleo mobile services segment (+8% vs. 2013).

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to P$2,074 million in 2014 compared with P$1,829 million in 2013. The increase was mainly due to higher costs of international outbound calls of P$58 million and lease of circuits and use of public network of P$96 million.

Fees for services, maintenance, materials and supplies

Expenses related to fees for services, maintenance, materials and supplies increased 26% to P$3,341 million in 2014 from P$2,652 million in 2013. The increase was mainly due to higher maintenance costs of radio bases, systems and buildings in the mobile services segments, as a result of the variation in the P$/US$ exchange rate, an increase in technical assistance cost of radio bases, higher system licenses maintenance costs and higher costs of building maintenance. There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized by suppliers in all segments.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, tax on deposits and withdrawals from bank accounts, municipal and other taxes) increased 23% to P$3,303 million in 2014 from P$2,692 million in 2013, mainly due to the increase in revenues from fixed and mobile services, the increase in equipment sales in Argentina. Also the increase in tax is due to higher tax on deposits to and withdrawals from bank accounts related to dividend payments and higher collections and payments to suppliers in 2014 vs. 2013.

Commissions

Commissions (including Agent, distribution of prepaid cards and other commissions) increased by P$291 million, or 13%, to P$2,494 million in 2014 from P$2,203 million in 2013. The increase was mainly due to the increase of P$58 million in agents’ commissions (associated higher revenues) as a result of higher customer’s acquisition and retention costs recognized to them and collection commissions of P$239 million, especially of handsets sold, partially offset by lower prepaid cards sales and lower prepaid recharges of P$11 million.

Commissions are net of agent commissions capitalized as SAC, which totaled P$913 million (+P$362 million or 66% vs. 2013), and it’s directly related to the increase in the “Cuentas claras” subscribers’ base mainly in the Personal Mobile Services segment and the increase in the commissions prices.

Cost of equipment and handsets

During 2014, the cost of equipment and handsets increased to P$4,143 million from P$3,111 million in 2013, representing a 33% increase. This increase was mainly due to higher average unit cost of sales related to higher value handsets (+51% vs. 2013) partially offset by a decrease in the number of handsets sold (-16% vs. 2013) in the Personal Mobile Service Segment.

Cost of equipment and handsets are net of handsets costs capitalized as SAC (P$103 million in 2014, P$152 million or 60% lower than 2013).

Advertising

Costs related to advertising increased by P$136 million, or 21%, to P$792 million in 2014, mainly due to an increase in advertising campaigns by Personal as compared to 2013.

Cost of VAS

Cost of VAS amounted to P$936 million (+P$228 million vs. 2013), mainly due to the increase of VAS sales in the Personal Mobile Services segment (mainly the Contents via SMS service) as a consequence of several campaigns launched by Personal.

Provisions

During 2014, we recorded P$84 million in provisions compared to P$270 million recorded in 2013, representing a 69% decrease. The decrease was mainly due to lower civil and commercial claims (P$39 million vs. 2013), lower regulatory and municipal claims (-P$169 million vs. 2013) partially offset by higher labor claims (P$22 million vs. 2013).

Bad Debt Expense

In 2014, bad debt expense amounted to P$424 million, an increase of 50% as compared to 2013, representing 1.3% and 1.0% of consolidated revenues in 2014 and 2013, respectively. The major increase is observed in the Personal Mobile Services segment as a consequence of higher aging of the accounts receivables and higher incidence of handsets sales directly financed by Personal to its postpaid and “Cuentas claras” subscribers. These charges have also increased in Telecom Argentina in the Government and Corporate segment.

Other Operating Expenses

Other operating expenses, which include transportation costs, energy and rentals, among others, increased 21% to P$1,519 million in 2014 from P$1,253 million in 2013 primarily as a result of higher prices on related services, especially in transportation, freight and travel expenses (+P$108 million or 23.9% vs. 2013), among others, in the operations in Argentina; and the increase of rent prices (+P$107 million or 36.3% vs. 2013), as a result of new agreements and the renegotiation of some of the existing ones.

For a further breakdown of our consolidated operating expenses, see “—Results of Operations by Segment” below.

Operating income before depreciation and amortization

Our consolidated operating income before depreciation and amortization was P$8,683 million in 2014, representing an increase of P$1,137 million or 15% from P$7,546 million in 2013. It represented 26% and 28% of total consolidated revenues, respectively. This growth was mainly fueled by the Fixed Services segment (+P$344 million or +19.7% vs. 2013) and Personal Mobile Services segment (+P$643 million or 11.9% vs. 2013).

Depreciation and Amortization

Depreciation of PP&E and amortization of intangible assets increased by P$370 million, or 13% vs. 2013, to P$3,243 million during 2014. The increase in PP&E depreciation reached P$406 million, partially offset by a decrease in the amortization of SAC and Service connection costs totaled P$56 million due to lower levels of capitalization of subsidies from the sale of mobile handsets and the extension of the contractual terms for mobile customers from 18 to 24 months.

Gain on disposal of PP&E and impairment of PP&E

Gain on disposal of PP&E amounted to P$9 million in 2014 and the impairment loss of PP&E amounted to P$25 million (an impairment loss of PP&E for a total amount of P$61 million relating to certain work in progress recorded in PP&E, and a partial reversal amounting to P$36 million of the impairment loss recorded in 2013 relating to certain projects entered into by Telecom Argentina and the private sector).

An impairment loss of PP&E that amounted to P$187 million was recorded in 2013 and was mainly related to the discontinuation of a commercial system of Personal (amounting to P$65 million) and to the write-down of some projects of Telecom Argentina that presented uncertainty regarding their development and future associated cash flows (amounting to P$122 million).

Operating income

During 2014, consolidated operating income was P$5,424 million, representing an increase of P$924 million or 21% from 2013. Operating income represented 16% of consolidated revenues in 2013 and 2014.

	Years Ended December 31,		% of Change
	2014	2013	2014-2013
	(P$ million / %)		Increase/(Decrease)
Operating income before depreciation and amortization (1)	8,683	7,546	15
As % of revenues	26	28
Depreciation and amortization	(3,243)	(2,873)	13
As % of revenues	(10)	(11)
Gain on disposal of PP&E and impairment of PP&E	(16)	(173)	(91)
Operating income	5,424	4,500	21
As % of revenues	16	16

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” for a discussion of the use of this measure.

Financial results, net

During 2014, Nortel recorded a net financial gain of P$277 million compared to a net financial gain of P$516 million in 2013. The decrease was mainly due to higher interests on provisions (-P$43 million vs. 2013), higher losses on NDF agreements (-P$152 million vs. 2013) and lower financial interest on time deposits and other investments (-P$205 million vs. 2013), partially offset by lower exchanges differences (+P$102 million vs. 2013), higher gains on mutual funds (+P$55 million vs. 2013) and higher interests on receivables (+P$37 million vs. 2013).

Income tax expense

Income tax expense amounted to P$1,975 million and P$ 1,807 million in 2014 and 2013, respectively.

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

(i)             Regarding current tax expenses, Nortel, Telecom Argentina, Telecom Argentina USA, Personal and Núcleo generated tax profit in fiscal year 2014, resulting in an income tax payable of P$1,754 million versus P$1,973 million in 2013. Fixed Segment income tax expense in 2014 amounted to P$422 million as compared to P$344 million in 2013; Personal’s tax expense, in 2014, amounted to P$1,302 million compared to P$1,588 million in 2013; Núcleo’s tax expense, in 2014, amounted to P$25 million compared to P$24 million in 2013 and Nortel’s tax expense amounted to P$5 million compared to P$17 million in 2013.

(ii)          Regarding the deferred tax, in 2014 and 2013, the Company recorded a deferred tax expense of P$3 million and P$2 million benefit, respectively, the Fixed Segment recorded a deferred tax benefit of P$19 million and P$47 million, respectively; Personal recorded a deferred tax expense of P$267 million (mainly due to an increase in deferred tax liabilities of Fixed Assets and the deduction of deferred tax assets related to investments in bonds) and a benefit that amounts to P$120 million in 2014 and 2013, respectively; and Núcleo generated a P$3 million and P$1 million gain in 2014 and 2013, totaling P$248 million expense and P$170 million benefit of deferred tax in 2014 and 2013, respectively.

(iii)       Regarding the analysis of recoverability of deferred tax assets, Personal recorded a recovery of the valuation allowance for deferred tax assets of P$27 million and a P$4 million allowance in 2014 and 2013, respectively, while no charges were recorded for Nortel, Telecom Argentina, Telecom Argentina USA and Núcleo in those years.

Net Income

For 2014, we recorded net income of P$3,726 million (11% of total consolidated revenues), of which P$2,039 million is attributable to Nortel. The Fixed Services segment accounted for a gain of P$742 million, the Personal Mobile Services segment accounted for a P$2,816 million gain and the Núcleo Mobile Services segment accounted for a gain of P$171 million, representing 7%, 12% and 11% of the total segment revenues, respectively including intercompany transactions.

For 2013, we recorded net income of P$3,209 million (12% of total consolidated revenues), of which P$1,720 million is attributable to Nortel. The Fixed Services segment accounted for a gain of P$538 million, the Personal Mobile Services segment accounted for a P$2,556 million gain and the Núcleo Mobile Services segment accounted for a gain of P$160 million, representing 7%, 13% and 14% of the total segment revenues, respectively including intercompany transactions.

(A.2)  2013 Compared to 2012

	Years Ended December 31,				Change by segment (1)
	2013	2012	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services	Nortel
	(P$ million)%			(P$ million)
Revenues	27,287	22,117	23	5,170	983	3,902	285	—
Other Income	63	79	(20)	(16)	(42)	20	6	—
Operating expenses (without depreciation and amortization)	(19,804)	(15,640)	27	(4,164)	(1,058)	(2,911)	(191)	(4)
Operating income before depreciation and amortization (2)	7,546	6,556	15	990	(117)	1,011	100	(4)
Depreciation and amortization	(2,873)	(2,612)	10	(261)	(90)	(102)	(69)	—
Gain on disposal of PP&E and impairment of PP&E	(173)	8	n/a	(181)	(113)	(69)	1	—
Operating income	4,500	3,952	14	548	(320)	840	32	(4)
Financial results, net	516	187	176	329	142	162	(10)	35
Income tax expense	(1,807)	(1,464)	23	(343)	(24)	(302)	(3)	(14)
Net income	3,209	2,675	20	534	(202)	700	19	17

Net income attributable to:
Nortel (Controlling Company)	1,720	1,413	22	307
Non-controlling interest	1,489	1,262	18	227

(1)Includes the effect of eliminations of Intersegment transactions.

(2) Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

Revenues

During 2013, total consolidated revenues increased by 23% to P$27,287 million from P$22,117 million in 2012, mainly driven by Telecom’s mobile, Broadband and data transmission businesses.

	Years Ended December 31,				Change by segment (1)
	2013	2012	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ million)%			(P$ million)
Voice	10,645	9,927	7	718	228	404	86
Data	8,488	6,767	25	1,721	228	1,447	46
Internet	4,879	3,395	44	1,484	528	840	116
Service Revenues	24,012	20,089	20	3,923	984	2,691	248
Equipment (2)	3,275	2,028	61	1,247	(1)	1,211	37
Revenues	27,287	22,117	23	5,170	983	3,902	285

(1)         Net of the Intersegment revenues effect.

(2)         This item is composed of voice, data and Internet equipment in each year.

Consolidated revenues for 2013 and 2012 are comprised as follows:

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

Revenues from voice-retail increased 7% to P$ 2,656 million and are still affected by the Pesification and freezing of regulated rates in early 2002. Revenues from regulated rate services represented 33% of our total segment revenues in 2013 compared with a 36% in 2012.See “—(B) Results of Operations by Segment—(B.1) Fixed Services Segment—Revenues —Voice-retail” for a description of the services included as voice-retail.

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

Voice services mainly include revenues from monthly basic charges, airtime usage charges and roaming charges to Telecom’s customers for their use of Telecom’s and other carriers’ networks, CPP, TLRD and roaming charges to other mobile service providers whose customers use Telecom’s network.

Voice-retail revenues reached P$4,773 million in 2013 (+7% vs. 2012). The increase was mainly due to increase in monthly charges prices and an increase in the subscriber base especially in prepaid and “Cuentas Claras” subscribers.

Voice-wholesale revenues reached P$1,930 million in 2013 (+5% vs. 2012). The increase was mainly due to higher traffic with mobile operators (TLRD) and an increase in roaming revenues and to the increase of mobile leases, mainly due to new agreements and to the renegotiation of the existing ones.

In Núcleo Mobile Services segment, voice revenues increased 21% to P$500 million in 2013 compared to P$414 million in 2012 mainly due to an increase in the subscriber base (+5.2%) and to the appreciation of the Guaraní with respect to the Argentine peso (+33% year over year).

Data and Internet

Revenues from data and Internet services increased 32% to P$13,367 million in 2013 from P$10,162 million in 2012. Revenues from data and Internet represented 49% of Telecom’s total consolidated revenues for 2013 compared to 46% of Telecom’s total consolidated revenues for 2012.

In the Mobile Services segments, data and Internet services mainly include SMS, contents via SMS, MMS, Browsing and Internet. Revenues from data and Internet in the Personal Mobile segment increased 33% to P$9,300 million in 2013 from P$7,013 million in 2012.

As a consequence of the increase in the usage of VAS (Internet and data), the ARPU increased to P$66.8 per month in 2013 (vs. P$57.7 per month in 2012) in the Personal Mobile Segment.

Data

Revenues from data services in the Fixed segment increased 31% to P$963 million in 2013 from P$735 million in 2012, where the focus was to strengthen Telecom Argentina’s position as an integrated ICT provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was mainly due to an increase in Integra and VPN IP services, to the increase in the IP traffic in the wholesale segment, and to the increase in the monthly charges and transmission Datacenter services (especially in hosting and housing monthly charges, and Value Added Services transmission). The majority of our revenues from data transmission services is denominated in U.S. dollars and, consequently, in 2013 and 2012, was affected by the fluctuations in the exchange rate between the peso and the U.S. dollar resulting in an increase in data transmission revenues.

Mobile data revenues reached P$7,212 million (+25% vs. 2012). This increase is mainly due to constant SMS sales increase as a result of several campaigns launched by Personal and especially due to the increase in revenues from the sale of contents via SMS, both in prepaid or postpaid customers.

Internet

Internet revenues in the Fixed segment increased 26% to P$2,521 million in 2013 from P$1,993 million in 2012. The increase was mainly due to the substantial expansion of the Broadband service (+5% of Access lines vs. 2012), an increase in average prices resulting in an improvement in the ARPU amounted to P$124.7 per month in 2013 vs. P$102.3 per month in 2012. As of December 31, 2013 the number of Internet accesses reached approximately 1.7 million equivalent to 41% of fixed lines in service of Telecom Argentina (vs. 39% in 2012), compared to approximately 1.6 million as of December 31, 2012, an increase of 5%.

Mobile Internet revenues in the Personal Mobile segment increased 67% to P$2,088 million in 2013 from P$1,248 million in 2012. Such increases were mainly due to new subscribers, and the migration of existing ones to higher-value plans, partially offset by the revenues decrease generated by the decrease of Mobile Internet subscribers.

Equipment

Revenues from equipment increased by 61% to P$3,275 million in 2013 from P$2,028 million in 2012. This increase was due to a mix between the increase in the average price of the handsets of 72% and the decrease of 5% in the handsets sold by Personal. This situation was mainly generated by a subsidy reduction policy, the increase in average prices related to demand for higher-value handsets, the business strategy to attract high-value subscribers, a decrease in discounts as a result of the finalization of commercial promotions and lower retail revenues.

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

	Years Ended December 31,				Change by segment (1)
	2013	2012	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services	Nortel
	(P$ million)%			(P$ million)
Employee benefit expenses and severance payments	4,155	3,276	27	879	611	252	20	(4)
Interconnection costs and other telecommunications charges	1,829	1,707	7	122	21	60	41	—
Fees for services, maintenance, materials and supplies	2,652	2,114	25	538	176	334	22	6
Taxes and fees with the Regulatory Authority	2,692	2,019	33	673	129	534	8	2
Commissions	2,203	1,949	13	254	8	226	20	—
Cost of equipment and handsets	3,111	2,043	52	1,068	30	992	46	—
Advertising	656	660	(1)	(4)	(12)	6	2	—
Cost of VAS	708	326	117	382	2	371	9	—
Provisions	270	153	76	117	80	36	1	—
Bad-debt expense	283	275	3	8	2	3	3	—
Restructuring Costs (recovery)	(8)	90	n/a	98	(91)	(7)	—	—
Other operating expenses	1,253	1,028	22	225	102	104	19	—
Total operating expenses (without depreciation and amortization)	19,804	15,640	27	4,164	1,058	2,911	191	4

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

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by Telecom’s customers. Additionally, the cost of roaming and TLRD is included in the Mobile Services segments. In 2013, interconnection costs and other telecommunications charges amounted to P$1,829 million compared with P$1,707 million in 2012. The increase was mainly due to higher traffic volume in the domestic market.

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

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, IDC, municipal and other taxes) increased 33% to P$2,692 million in 2013 from P$2,019 million in 2012, mainly due to charges of turnover tax (P$412 million increase from 2012 to 2013 due to an increase in revenues during 2013 and higher average rates of the turnover tax in Autonoma City of Buenos Aires, Córdoba, Chaco, Jujuy and Mendoza) and from taxes with the Regulatory Authority (an increase of P$120 million from 2012) as a result of the increase in revenues during 2013.

Commissions

Commissions increased by P$254 million, or 13%, to P$2,203 million in 2013 from P$1,949 million in 2012. The increase was mainly due to higher commissions related to commercial agents of P$39 million associated with increased revenues because of major acquisition and retention costs, higher prepaid card distribution commissions of P$84 million, and collection commissions of P$117 million.

Commissions are net of agent commissions capitalized as SAC, which totaled P$551 million (+P$237 million or 75% vs. 2012), and are directly related to the increase in the postpaid subscribers’ base in the Personal Mobile Services segment and the increase in the commissions prices.

Cost of equipment and handsets

During 2013, the cost of equipment and handsets increased to P$3,111 million from P$2,043 million in 2012, representing a 52% increase. This increase was mainly due to the increase in costs of mobile handsets in both Mobile Services segments of P$1,038 million, mainly as a consequence of higher average unit cost of sales (+72% vs. 2012) offset by a decrease in the number of handsets sold (-5% vs. 2012) in the Personal Mobile Segment.

Cost of equipment and handsets are net of handsets costs capitalized as SAC (P$255 million in 2013, P$208 million or 45% lower than 2012).

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

Bad Debt Expense

In 2013, bad debt expense amounted to P$283 million, an increase of 3% as compared to 2012, representing 1.0% and 1.2% of consolidated revenues in 2013 and 2012, respectively. The increase was mainly due to higher aging of the accounts receivables, mainly in voice-retail customers in the Núcleo Mobile Services segment.

Restructuring Costs/Recovery

In the last quarter of 2012 the Telecom’s Management decided to implement a restructuring plan aimed at improving the efficiency of the Telecom Group’s organizational structure. This plan contemplates the removal and / or merger of Management structures in various areas of Telecom Argentina and Personal. The plan involves the dismissal of about 90 employees with a total estimated cost of P$90 million. The recovery of these costs in 2013 amounts to P$8 million as a consequence of the end of the restructuring Plan in June, 2013.

Other Operating Expenses

Other operating expenses, which include transportation costs, energy and rentals, among others, increased 22% to P$1,253 million in 2013 from P$1,028 million in 2012 primarily as a result of an increase in prices on related services and an increase in rent prices because of new and renegotiated rental contracts.

For a further breakdown of our consolidated operating expenses, see “—(B) Results of Operations by Segment” below.

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

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

Financial results, net

During 2013, Nortel recorded a net financial gain of P$516 million compared to a net financial gain of P$187 million in 2012. This was mainly due to higher gains from financial interest on time deposits (including interest on loans given to related parties) and other investments (+P$350 million vs. 2012), higher gains on mutual funds

(+P$69 million vs. 2012), higher gains on Financial derivatives (+P$55 million vs. 2012), and higher interests on receivables (+P$35 million vs. 2012), partially offset by a higher foreign currency exchange loss of P$232 million.

Income tax expense

Income tax expense amounted to P$1,807 million and P$1,464 million in 2013 and 2012, respectively.

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

(i)             Regarding current tax expenses, Nortel, Telecom Argentina, Telecom Argentina USA, Personal and Núcleo generated tax profit in fiscal year 2013, resulting in an income tax payable of P$1,973 million (including fiscal year 2012 return adjustment of P$3 million) versus P$1,522 million in 2012. Fixed Segment income tax expense in 2013 amounted to P$344 million as compared to P$312 million in 2012; Personal’s, in 2013, amounted to P$1,585 million compared to P$1,187 million in 2012; Núcleo’s, in 2013, amounted to P$24 million compared to P$23 million in 2012 and Nortel’s, in 2013, amounted to P$17 million compared to P$0 in 2012.

(ii)          Regarding the deferred tax, in 2013 and 2012, the Company recorded a deferred tax benefit of P$2 million and a deferred tax benefit of P$3 million, respectively, the Fixed Segment recorded a deferred tax benefit of P$47 million and P$39 million, respectively; Personal recorded a deferred tax benefit of P$120 million and P$20 million in 2013 and 2012, respectively; and Núcleo generated a P$1 million and a P$3 million gain in 2013 and in 2012, totaling P$170 million and P$65 million of deferred tax benefit in 2013 and in 2012, respectively. The gain in 2013 was mainly generated by the tax effects of temporary differences related to PP&E and intangible assets, inventories and provisions.

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

Net income

For 2013, we recorded net income of P$3,209 million (12% of total consolidated revenues), of which P$1,720 million is attributable to Nortel. The Fixed Services segment accounted for a gain of P$538 million, the Personal Mobile Services segment accounted for a P$2,556 million gain and the Núcleo Mobile Services segment accounted for a gain of P$160 million, representing 7%, 13% and 14% of the total segment revenues, respectively including intercompany transactions.

For 2012, we recorded net income of P$2,675 million (12% of total consolidated revenues), of which P$1,413 million is attributable to Nortel. The Fixed Services segment accounted for a gain of P$502 million, the Personal Mobile Services segment accounted for a P$2,085 million gain and the Núcleo Mobile Services segment accounted for a gain of P$145 million, representing 7%, 14% and 17% of the total segment revenues, respectively including intercompany transactions.

(B)  Results of Operations by Segment

(B.1) Fixed Services Segment

Results of operations for our Fixed Services segment for 2014, 2013 and 2012 are comprised as follows:

	Years Ended December 31,			% of Change
	2014	2013	2012	2014-2013	2013-2012
	(P$ million)			Increase/(Decrease)

Revenues (1)	10,320	8,254	7,061	25	17
Other Income (2)	37	43	84	(14)	(49)
Operating expenses (without depreciation and amortization)	(8,266)	(6,550)	(5,500)	26	19
Operating income before depreciation and amortization (3)	2,091	1,747	1,645	20	6
Depreciation and amortization	(1,230)	(1,019)	(929)	21	10
Gain on disposal of PP&E and impairment of PP&E	9	(106)	7	n/a	n/a
Operating income	870	622	723	40	(14)
Financial results, net	275	213	52	29	310
Income tax expense	(403)	(297)	(273)	36	9
Net income	742	538	502	38	7

(1)         Includes intersegment revenues of P$1,761 million, P$1,248 million and P$1,038 million in 2014, 2013 and 2012, respectively.

(2)         Includes intersegment other income of P$11 million, P$10 million and P$9 million in 2014, 2013 and 2012, respectively.

(3)         Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” above for a discussion of the use of this measure.

Revenues

During 2014, revenues from our Fixed Services segment increased by 25% to P$10,320 million from P$8,254 million in 2013. During 2013, revenues from our Fixed Services segment increased by 17% to P$8,254 million from P$7,061 million in 2012.The increase in each year was mainly due to data transmission and Broadband with a 4% and 5% growth in Internet accesses in 2014 and 2013, respectively.

Revenues from our Fixed Services segment for 2014, 2013 and 2012 are comprised as follows:

	Years Ended December 31,			% of Change
	2014	2013	2012	2014- 2013	2013-2012
	(P$ million)			Increase/(Decrease)
Voice-retail	2,853	2,656	2,475	7	7
Voice-wholesale	929	786	739	18	6
Data	1,470	963	735	53	31
Internet	3,254	2,521	1,993	29	26
Service Revenues	8,506	6,926	5,942	23	17
Equipment (1)	53	80	81	(34)	(1)
Subtotal third party revenues	8,559	7,006	6,023	22	16
Intersegment	1,761	1,248	1,038	41	20
Total Fixed Services revenues	10,320	8,254	7,061	25	17

(1)         This item is composed of voice, data and Internet equipment in each year.

Voice-retail

Revenues from voice-retail represented 28% of our total segment revenues for 2014 compared to 32% of our total segment revenues for 2013 and 35% of our total segment revenues for 2012. Revenues from voice-retail increased 7% to P$2,853 million in 2014 from P$2,656 million in 2013 and increased 7% in 2013 from P$2,475 million in 2012.

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

Monthly basic charges increased 7% to P$1,203 million in 2014 from P$1,121 million in 2013 and increased 9% from P$1,032 million in 2012. Monthly Charges and Supplementary Services increased in 2014 as a consequence of an increase in supplementary services (not regulated), mainly due to an increase of their prices.

Measured service charges increased 10% to P$1,541 million in 2014 from P$1,395 million in 2013 and increased 7% in 2013 from P$1,306 million in 2012. The increase in both 2014 and 2013 was mainly due to the increase in customers and domestic plans prices and the increase in long national distance plans prices.

Voice-wholesale

Revenues from voice-wholesale represented 9% of our total segment revenues for 2014 compared to 10% in 2013 and 2012. Revenues from voice-wholesale increased 18% to P$929 million in 2014 from P$786 million in 2013 and increased 6% from P$739 million in 2012.

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

Interconnection services reached P$621 million in 2014 from P$547 million in 2013 and increased 6% in 2013 from P$516 million in 2012. The increase was mainly due to higher prices related to cell sites rentals due to the variation of the P$/US$ exchange rate.

Data and Internet

Revenues from data and Internet represented 46% of our total segment revenues in 2014 compared to 42% and 39% in 2013 and 2012, respectively. Revenues from data and Internet services increased 36% to P$4,724 million in 2014 from P$3,484 million in 2013 and increased 28% in 2013 from P$2,728 million in 2012.

Internet

Revenues from Internet increased 29% to P$3,254 million in 2014 from P$2,521 million in 2013 and increased 26% in 2013 from P$1,993 million in 2012. The increases were mainly due to the growth in the number of Internet accesses and to the increase in the average price of fixed charge services. As of December 31, 2014, the number of Internet accesses increased by approximately 4% to 1.77 million from 1.71 million as of December 31, 2013 and increased approximately 5% from 1.63 million as of December 31, 2012.

Data

Revenues from data services increased 53% to P$1,470 million in 2014 from P$963 million in 2013 and increased 31% in 2013 from P$735 million in 2012. The increase was primarily due to higher prices related to the variation of the P$/US$ exchange rate and the increase of IP transit services customers, VPN IP services customers (private data networks services that replaces the point to point services) and IP direct lines customers in the retail segment, to the increase in customers and higher prices related to the variation of the P$/US$ exchange rate of Integra services, mainly in the large customer segment, to higher prices related to the variation of the P$/US$ exchange rate of the VPN-IP services in the wholesale segment and to an increase in the number of subscribers and in prices of monthly charges related to the variation of the P$/US$ exchange rate of datacenter services (especially in hosting and housing services). The increase in 2013 were mainly due to the growth of Integra and VPN IP services (private data networks services that replace the point to point services); and due to the increase in monthly charges and datacenter services (especially in hosting and housing monthly charges and Value Added Services).

Equipment

Revenues from equipment amount to P$53 million in 2014 compared to P$80 million in 2013 and P$81 million in 2012. Equipment revenues include revenues on construction contracts recognized in 2014 and 2013 that amounted to P$7 million and P$19 million, respectively.

Intersegment

Intersegment revenues mainly includes interconnection services, which primarily include Access, termination and transport of calls, leases of circuits, revenues related to billing and collection services charged.

During 2014, our intersegment revenues increased 41% to P$1,761 million from P$1,248 million in 2013 and increased 20% from P$1,038 million in 2012. The intersegment revenues are eliminated at the consolidated level.

Other Income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2014, other income decreased 14% to P$37 million from P$43 million in 2013. During 2013, other income decreased 49% to P$43 million from P$84 million in 2012. The decrease in 2013 was mainly due to a decrease in indemnities and penalties collected from suppliers.

Operating Expenses (without depreciation and amortization)

During 2014, total operating expenses (without depreciation and amortization)  for the Fixed Services segment increased 26% to P$8,266 million from P$6,550 million in 2013 and increased 19% from P$5,500 million in 2012. The increases were mainly due to increases in employee benefit expenses and severance payments, fees for services, maintenance, materials and supplies and taxes and fees with the Regulatory Authority.

Detailed below are the major components of our operating expenses for the years ended December 31, 2014, 2013 and 2012 related to our Fixed Services segment:

	Years Ended December 31,			% of Change
	2014	2013	2012	2014-2013	2013-2012
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	4,021	2,991	2,380	34	26
Interconnection costs and other telecommunications charges	676	525	507	29	4
Fees for services, maintenance, materials and supplies	1,402	1,126	950	25	19
Taxes and fees with the Regulatory Authority	723	578	449	25	29
Commissions	210	177	169	19	5
Cost of equipment	72	74	44	(3)	68
Advertising	151	159	171	(5)	(7)
Cost of VAS	16	11	9	45	22
Provisions	115	169	89	(32)	90
Bad debt expenses	89	58	56	53	4
Restructuring Costs (recovery)	—	(8)	83	(100)	n/a
Other operating expenses	791	690	593	15	16
Total Fixed Services (1)	8,266	6,550	5,500	26	19

(1)         Includes intersegment cost of P$117 million, P$104 million and P$112 million in 2014, 2013 and 2012, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2014, employee benefit expenses and charges for severance payments were approximately P$4,021 million, representing a 34% increase from P$2,991 million in 2013. In 2013, employee benefit expenses and charges for severance payments increase 26% from P$2,380 million in 2012. The increases were mainly due to salary increases, and in 2014, also to an extraordinary annual bonus amounting to P$80 million paid in January 2015. The Fixed Services segment had 11,056, 11,002 and 11,115 employees as of December 31, 2014, 2013 and 2012, respectively.

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom

Argentina and international carriers in connection with outgoing calls made by Telecom’s customers. Interconnection costs and other telecommunications charges included intersegment costs of P$95 million, P$82 million and P$85 million in 2014, 2013 and 2012, respectively, that are eliminated at the consolidated level.

In 2014 interconnection costs and other telecommunications charges amounted to P$676 million, representing an increase of 29% from P$525 million in 2013. In 2013 such costs amounted to P$525 million, representing an increase of 4% from P$507 million in 2012. The increases were mainly due to higher traffic volume.

Fees for Services, Maintenance, Materials and Supplies

During 2014, fees for services, maintenance, materials and supplies increased 25% to P$1,402 million from P$1,126 million in 2013 and increased 19% from P$950 million in 2012.

The increase in 2014 mainly corresponds to higher costs recognized to suppliers, an increase in technical assistance cost of radio bases, higher system licenses maintenance costs and higher costs of building maintenance due to the effects of inflation and P$/US$ variation.

The increases in 2013 were mainly due to higher maintenance costs, the increase in the prices of certain supplies due to the effects of inflation and higher costs of services, especially those related to call centers, as well as technical maintenance fees.

Fees for services, maintenance, materials and supplies are net of service connection fees capitalized (P$37 million in 2014, P$36 million and P$32 million in 2014, 2013 and 2012, respectively).

Fees for services, maintenance, materials and supplies expenses included intersegment costs of P$10 million in 2014 that are eliminated at the consolidated level.

Taxes and fees with the Regulatory Authority

Expenses related to taxes and fees with the Regulatory Authority increased 25% to P$723 million in 2014 from P$578 million in 2013 and increased 29% in 2013 from P$449 million in 2012. The increase in 2014 was mainly due to the increase in revenues and the increase of the tax on deposits to and withdrawals from bank accounts related to dividend payments. The increase in 2013 was mainly due to charges of turnover tax as a result of the increase in revenues and an increase in rates. Also, in 2013 the increase was a result of higher average rates of the turnover tax in the City of Buenos Aires, Córdoba, Chaco, Jujuy and Mendoza.

Commissions

During 2014, costs relating to commissions amounted to approximately P$210 million, representing an increase of 19% as compared to P$177 million in 2013. In 2013, these charges increased 5% from P$169 million in 2012. The increase during both years was mainly due to the increase in agents’ commissions (associated with higher revenues) and the increase of outsourced sales commissions and collection commissions.

Cost of Equipment

During 2014, 2013 and 2012 we recorded P$72 million, P$74 million and P$44 million in cost of equipment, respectively. Cost of equipment includes P$6 million and P$16 million related to equipment construction contract costs in 2014 and 2013, respectively.

Advertising

During 2014, we recorded P$151 million in costs of advertising representing a decrease of 5% as compared to P$159 million recorded in 2013. In 2013, these charges decreased 7% from P$171 million in 2012. Telecom Argentina continued its advertising campaigns as a result of competition in the Internet services market.

Cost of VAS

Cost of VAS increased to P$16 million in 2014 from P$11 million in 2013 and P$9 million in 2012.

Provisions

During 2014, we recorded P$115 million in provisions compared to P$169 million recorded in 2013 and P$89 million recorded in 2012. The decrease in 2014 was mainly due to the decrease in regulatory and tax claims for approximately P$98 million, partially offset by an increase in civil and commercial claims of P$34 million. The increase in 2013 was mainly due to the increase in regulatory and municipal claims for approximately P$85 million.

Bad Debt Expenses

In 2014, bad debt expenses amounted to P$89 million, P$58 million in 2013 and P$56 million in 2012. In 2014 theses charges increased by 53%, mainly due to an increase reported in the Government and Corporate segments.

Other Operating Expenses

Other operating expenses include accrued expenses such as transportation costs, insurance, international and satellite connectivity, energy and rentals.

During 2014, our other operating expenses amounted to P$791 million compared to P$690 million in 2013 and P$593 million in 2012. The increases were primarily due to the increase in prices of transportation, freight, energy, water and others to provide Telecom Argentina’s services and rental expenses.

Operating Income before depreciation and amortization

Telecom Argentina’s operating income before depreciation and amortization from the Fixed Services segment was P$2,091 million in 2014, P$1,747 million in 2013 and P$1,645 million in 2012, representing 20%, 21% and 23% of total segment revenues, respectively.

Depreciation and Amortization

Depreciation and amortization expenses were P$1,230 million in 2014, P$1,019 million in 2013 and P$929 million in 2012. The increase was mainly due to assets acquired during 2014 and 2013, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

Gain on disposal of PP&E and impairment of PP&E

The gain on disposal of PP&E amounted to P$8 million, P$16 million and P$7 million in 2014, 2013 and 2012, respectively. Impairment loss of PP&E amounted to P$122 million in 2013 and is mainly related to the impairment of certain PP&E items related to some projects undertaken by Telecom Argentina with the public sector and the private sector that present uncertainty regarding their development and future associated cash flows.

Operating Income

Operating income represented 8%, 8% and 10% of total segment revenues in 2014, 2013 and 2012, respectively. In 2014, the operating income from our Fixed Services segment increased 40% to P$870 million from P$622 million in 2013. In 2013, the operating income from our Fixed Services segment decreased 14% from P$723 million in 2012.

Telecom Argentina’s operating income in the Fixed Services Segment continues to be affected by the Pesification and freezing of regulated rates. See “—Factors affecting results of operations — Rate Regulation.”

The following table shows our operating income from the Fixed Services segment in 2014, 2013 and 2012 and its percentage of revenues in each year.

	Years Ended December 31,			% of Change
	2014	2013	2012	2014-2013	2013- 2012
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	2,091	1,747	1,645	20	6
As % of revenues	20	21	23
Depreciation and amortization	(1,230)	(1,019)	(929)	21	10
As % of revenues	(12)	(12)	(13)
Gain on disposal of PP&E and impairment of PP&E	9	(106)	7	n/a	n/a
Operating income	870	622	723	40	(14)
As % of revenues	8	8	10

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” above for a discussion of the use of this measure.

Financial results, net

During 2014, Financial results, net resulted in a net gain of P$275 million, representing an increase of P$62 million vs. 2013. The increase was mainly due to higher foreign currency exchange net gains, higher gains on mutual funds and higher interest with related parties, partially offset by higher interest on provisions.

During 2013, we recorded a net financial gain of P$213 million compared to a net financial gain of P$52 million in 2012. The increase in our financial results was mainly attributed to higher gains from cash equivalents and investments of approximately P$15 million and a net foreign currency exchange gain of P$103 million.

Income tax expense

As previously mentioned, the income tax charge includes three effects (See “—Years ended December 31, 2014, 2013 and 2012—(A.1) Income tax expense”).

During 2014, our Fixed Services segment recorded an income tax expense of P$403 million compared to P$297 million in 2013 and P$273 million in 2012. The increase in 2014 and 2013 was mainly due to the increase in our pre-tax income compared to previous years.

The income tax expense in 2014 was mainly attributable to the recognition of current income tax expense (amounting to P$422 million), partially offset by income generated by deferred tax on temporary differences arising out of the asset and liability valuations due to tax versus financial accounting criteria (amounting to P$19 million).

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

Net Income

For 2014, 2013 and 2012, the Fixed Services segment recorded net income of P$742 million, P$538 million and P$502 million, respectively. The increase in 2014 was mainly due to an increase in our operating income, partially offset by an increase in income tax, as detailed above. The increase in 2013 was mainly due to an increase in financial results, partially offset by a reduction in our operating income compared to the gain recorded in 2012, and an increase in the income tax expense as detailed above.

(B.2) Personal Mobile Services Segment

Results of operations from our Personal Mobile Services segment for 2014, 2013 and 2012 are comprised as follows:

	Years Ended December 31,			% of Change
	2014	2013	2012	2014-2013	2013-2012
	(P$ million)			Increase/(Decrease)
Revenues (1)	23,332	19,245	15,350	21	25
Other Income	21	24	4	(13)	500
Operating expenses (without depreciation and amortization)	(17,320)	(13,879)	(10,760)	25	29
Operating income before depreciation and amortization (2)	6,033	5,390	4,594	12	17
Depreciation and amortization	(1,650)	(1,628)	(1,526)	1	7
Gain on disposal of PP&E and impairment of PP&E	(25)	(68)	1	(63)	n/a
Operating income	4,358	3,694	3,069	18	20
Financial results, net	—	334	186	(100)	80
Income tax expense	(1,542)	(1,472)	(1,170)	5	26
Net income	2,816	2,556	2,085	10	23

(1)         Includes intersegment revenues of P$128 million, P$116 million and P$123 million in 2014, 2013 and 2012, respectively.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” above for a discussion of the use of this measure.

Revenues

During 2014, revenues from our Personal Mobile Services segment increased by 21% to P$23,332 million from P$19,245 million in 2013 and increased by 25% from P$15,350 million in 2012. The increase in each year was mainly due to the increase in prices of Telecom’s services and the increase in the monthly consumption of the offered services, primarily data and Internet services.

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

	Years Ended December 31,
	2014	2013	2012
	(P$ million)
Total service revenues	18,412	16,119	13,435
Components of service revenues not included in the ARPU calculation:
Outcollect wholesale roaming	(304)	(270)	(250)
Cell sites rental	(43)	(32)	(25)
Reconnection fees and others	(407)	(239)	(220)
Adjusted total service revenues included in the ARPU calculation (1)	17,658	15,578	12,940
Average number of subscribers during the year (thousands)	19,821	19,448	18,687

(1)   Certain components of service revenues are not included in the ARPU calculation. Includes Intersegment revenues for P$128 million in 2014, P$116 million in 2013 and P$123 million in 2012.

During 2014, ARPU increased 11% to approximately P$74.2 per customer per month compared to approximately P$66.8 per customer per month in 2013. ARPU reached P$57.7 per customer per month in 2012.

The total number of Personal’s subscribers decreased approximately 3% to 19.6 million as of December 31, 2014 from 20.1 million as of December 31, 2013 and increased 6% from 19.0 million as of December 31, 2012. As of December 31, 2014, the subscriber base in Argentina amounted to approximately 13.3 million prepaid subscribers, or 68% of the total subscriber base, approximately 2.2 million post-paid subscribers, or 11% of the total subscriber base and approximately 4.1 million “Cuentas Claras” plan subscribers, or 21% of the total subscriber base.

Revenues from our Personal Mobile Services segment for 2014, 2013 and 2012 are comprised as follows:

	Years Ended December 31,			% of Change
	2014	2013	2012	2014-2013	2013- 2012
	(P$ million)			Increase/(Decrease)
Voice-retail	5,330	4,773	4,461	12	7
Voice-wholesale	1,953	1,930	1,838	1	5
Data	7,666	7,212	5,765	6	25
Internet	3,335	2,088	1,248	60	67
Services Revenues	18,284	16,003	13,312	14	20
Equipment	4,920	3,126	1,915	57	63
Subtotal third party revenues	23,204	19,129	15,227	21	26
Intersegment	128	116	123	10	(6)
Total Personal Mobile Services Revenues	23,332	19,245	15,350	21	25

Voice-retail

Revenues from voice-retail represented 23% of our total segment revenues in 2014 compared to 25% and 29% of our total segment revenues in 2013 and 2012, respectively. Revenues from voice-retail increased 12% to P$5,330 million in 2014 from P$4,773 million in 2013 and increased 7% from P$4,461 million in 2012.

Voice-retail mainly includes revenues from monthly basic charges, airtime usage charges and roaming charges billed to Telecom’s customers for their use of Telecom’s and other carriers’ networks.

Monthly basic charges increased 30% to P$3,074 million in 2014 from P$2,369 million in 2013 and increased 11% in 2013 from P$2,137 million in 2012. Airtime usage charges decreased 18% to P$1,654 million in 2014 from P$2,005 million in 2013 and increased 2% in 2013 from P$1,961 million in 2012. Roaming charges and other services increased 51% to P$602 million in 2014 from P$399 million in 2013 and increased 10% in 2013 from P$363 million in 2012.

The increase in 2014 was mainly due to the increase in monthly charges prices and to the increase in the prepaid and “Cuentas claras” subscriber base.

The increase in 2013 was mainly due to an increase in the subscriber base (especially in prepaid and “Cuentas Claras”), an increase in the volume of total traffic and an increase in the prices of Telecom’s services.

Voice-wholesale

Revenues from voice-wholesale represented 8% of our total segment revenues in 2014 compared to 10% and 12% of our total segment revenues in 2013 and 2012, respectively. Revenues from voice-wholesale increased 1% to P$1,953 million in 2014 from P$1,930 million in 2013 and increased 5% in 2013 from P$1,838 million in 2012. The increase was mainly due to the increase of mobile leases related to new agreements and to the renegotiation of the existing ones and to the increase in roaming revenues with other operators.

Voice-wholesale mainly includes revenues from CPP, TLRD and roaming charges to other mobile service providers whose customers use Telecom’s network.

CPP and TLRD decreased 1% to P$1,611 million in 2014 from P$1,634 million in 2013 and increased 4% in 2013 from P$1,568 million in 2012.

Roaming charges and other services increased 16% to P$342 million in 2014 from P$296 million in 2013, and increased 10% from P$270 million in 2012.

Data and Internet

Data and Internet services mainly include SMS, MMS, Browsing and Internet. Data and Internet represented 47%, 48% and 46% of our total segment revenues for 2014, 2013, and 2012, respectively.

Data

Revenues from data mainly include contents via SMS, MMS and other Value Added Services. Revenues from data increased 6% to P$7,666 million in 2014 from P$7,212 million in 2013. Revenues from data increased 25% in 2013 from P$5,765 million in 2012. This increase was mainly due to the constant Content via SMS sales increase as a result of several campaigns launched by Personal.

In particular, revenues of SMS decreased 5% to P$4,535 million in 2014 from P$4,792 million in 2013 while SMS increased 3% in 2013 from P$4,668 million in 2012.

Internet

Revenues from Internet increased 60% to P$3,335 million in 2014 from P$2,088 million in 2013 and increased 67% in 2013 from P$1,248 million in 2012. This growth was fueled by new subscribers, the migration of the existing ones to higher-value plans and the increase of subscribers that acquired 3G handsets which facilitate Internet browsing. Internet flat rate services revenues have decreased mainly due to the decrease of Mobile Internet dongle subscribers.

Equipment

Equipment revenues consist primarily of revenues from the mobile handsets sold to new and existing subscribers and to agents and other third-party distributors. The revenues associated with the sale of mobile handsets and related expenses are recognized when the products are delivered and accepted by the subscribers, agents and other third-party distributors.

During 2014, handset revenues increased 57% to P$4,920 million from P$3,126 million in 2013 and increased 63% from P$1,915 million in 2012. This increase was due to a mix between the increase in the average price of the handsets of 86% and the decrease of 16% in the handsets sold by Personal. This situation was mainly generated by a subsidy reduction policy, the increase in average prices related to higher-value handsets demand, the business strategy to attract high-value subscribers, a decrease in discounts as a result of the finalization of commercial promotions and lower retail revenues.

Intersegment

Intersegment revenues mainly include services rendered to Telecom Argentina and primarily consist in monthly basic charges, airtime usage charges and Value Added Services. During 2014, our intersegment revenues increased 10% to P$128 million from P$116 million in 2013 and decreased 6% in 2013 from P$123 million in 2012. The intersegment revenues are eliminated at the consolidated level.

Other Income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2014, other income was P$21 million, compared to P$24 million in 2013 and P$4 million in 2012.

Operating Expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization) in our Personal Mobile Services segment increased 25% to P$17,320 million in 2014 from P$13,879 million in 2013 and increased 29% from P$10,760 million in 2012. In line with our increases in revenues, during 2014 and 2013, almost all items in the cost structure of the Personal Mobile Services segment experienced increases. This trend reflects increases in certain costs related to acquiring and retaining customers, taxes, commissions.

Detailed below are the major components of the operating expenses for the years ended December 31, 2014, 2013 and 2012 in the Personal Mobile Services segment:

	Years Ended December 31,			% of Change
	2014	2013	2012	2014- 2013	2013- 2012
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	1,452	1,077	825	35	31
Interconnection costs and other telecommunications charges	2,592	2,148	1,947	21	10
Fees for services, maintenance, materials and supplies	2,145	1,634	1,242	31	32
Taxes and fees with the Regulatory Authority	2,527	2,076	1,542	22	35
Commissions	2,181	1,970	1,745	11	13
Cost of equipment	3,959	2,956	1,964	34	51
Advertising	563	442	436	27	1
Cost of VAS	856	663	292	29	127
Provisions	(31)	101	65	n/a	55
Bad debt expenses	315	214	211	47	1
Restructuring Costs	—	—	7	n/a	n/a
Other operating expenses	761	598	484	27	24
Total Personal Mobile Services(1)	17,320	13,879	10,760	25	29

(1)         Includes intersegment cost of P$1,766 million, P$1,257 million and P$1,049 million in 2014, 2013 and 2012, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2014, employee benefit expenses and severance payments charges increased 35% to P$1,452 million from P$1,077 million in 2013 and increased 31% from P$825 million in 2012. The increase was mainly due to increases in salaries agreed by Telecom Personal with several trade unions for the unionized employees and also non-unionized employees, together with related social security charges as well as an extraordinary annual bonus of P$35 million granted to all employees (paid in January 2015).

The Personal Mobile Services segment had 4,958, 5,155 and 5,254 employees as of December 31, 2014, 2013 and 2012, respectively.

Interconnection Costs and other telecommunications charges

During 2014, interconnection costs and other telecommunications charges increased 21% to P$2,592 million from P$2,148 million in 2013 and increased 10% in 2013 from P$1,947 million in 2012. The increase in 2014 was mainly due to higher costs of lease of circuits of P$386 million. The increases in 2013 were mainly due to higher traffic volume resulting from Personal’s network and higher costs of roaming and TLRD due to an increase in mobile traffic among mobile operators as a consequence of a growth in the total subscriber base. Interconnection costs and other telecommunications charges includes intersegment costs of P$1,273 million, P$921 million and P$780 million in 2014, 2013 and 2012, respectively, that are eliminated at the consolidated level.

Fees for services, Maintenance, Materials and Supplies

In 2014, fees for services, maintenance, materials and supplies expenses increased 31% to P$2,145 million from P$1,634 million in 2013 and increased 32% from P$1,242 million in 2012.

The increase was mainly due to higher maintenance costs of radio bases, systems and buildings, as a result of the variation in the P$/US$ exchange rate. There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized to suppliers.

Fees for services, maintenance, materials and supplies expenses includes intersegment costs of P$332 million, P$211 million and P$153 million in 2014, 2013 and 2012, respectively, that are eliminated at the consolidated level.

Taxes and fees with the Regulatory Authority

During 2014, taxes and fees with the Regulatory Authority increased 22% to P$2,527 million from P$2,076 million in 2013 and increased 35% in 2013 from P$1,542 million. The increase in 2014 was mainly due to the increase in revenues, the increase in equipment sales in Argentina, the increase of the Tax on deposits to and withdrawals from bank accounts related to dividend payments and by higher collections and payments to suppliers in 2014 vs 2013. The increase in 2013 was mainly attributable to the increase in total segment revenues and higher average rates of the turnover tax.

Commissions

In 2014, commissions increased 11% to P$2,181 million from P$1,970 million in 2013 and increased 13% in 2013 from P$1,745 million in 2012. The increase was mainly due to the increase in Agents’ commissions of P$ 29 million (associated with higher revenues and the increase of outsourced sales commissions and collection commissions of P$206 million ( especially of handsets sold), partially offset by lower prepaid cards distribution commissions of P$28 million. Commissions include intersegment cost of P$53 million, P$56 million and P$57 million in 2014, 2013, and 2012, respectively, that are eliminated at the consolidated level.

Cost of Equipment

During 2014, the cost of equipment and handsets sold increased 34% to P$3,959 million from P$2,956 million in 2013 and increased 51% from P$1,964 million in 2012. The increase in cost of mobile handsets in 2014 is related to the increase in the average unit cost of sales (+51.4% vs. 2013), partially offset by a decrease in the units of handsets sold (-16.1% vs. 2013). The increase in costs of mobile handsets in 2013 was mainly due to higher average unit cost of sales (+72% vs. 2012) offset by a decrease in the number of handsets sold (-5% vs. 2012).

Cost of equipment and handsets are net of costs capitalized as SAC (P$61 million in 2014, P$164 million or -73% lower than 2013).

The lower capitalized amount was mainly due to the significant reduction of subsidies provided to customers, especially in the “Cuentas claras” segment.

Advertising

During 2014, advertising expenses including media, promotional and institutional campaigns, amounted to P$563 million, representing an increase of 27% from P$442 million in 2013. During 2013, advertising expenses, amounted to P$442 million, representing an increase of 1% from P$436 million in 2012.

Cost of VAS

Cost of VAS amounted to P$856 million (+P$193 million vs. 2013), mainly due to the increase of VAS (mainly the Contents via SMS service) as a consequence of several campaigns launched by Personal. Such costs were P$663 million and P$292 million in 2013 and 2012, respectively.

Provisions

During 2014, we recorded a gain of P$31 million in provisions compared with a loss of P$101 million and P$65 million recorded in 2013 and 2012, respectively. The decrease was mainly due to lower regulatory and municipal claims (-P$71 million vs. 2013) and lower civil and commercial claims (-P$73 million vs. 2013), partially offset by higher labor claims (P$12 million vs. 2013). The increase in 2013 was mainly due to higher claims recorded, in particular an increase in civil and commercial claims for P$62 million, partially offset by lower labor claims for P$24 million.

Bad Debt Expenses

In 2014 bad debt expenses amounted to P$315 million (+47% vs. 2013). In 2013, bad debt expenses amounted to P$214 million representing an increase of 1% from P$211 million in 2012. The major increase in 2014 as compared with 2013 was a consequence of higher aging of the accounts receivables and higher incidence of handsets sales directly financed by Personal to its postpaid and “Cuentas claras” subscribers.

Other Operating Expenses

Other operating expenses include accrued expenses such as costs associated with the provision of transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased 27% to P$761 million in 2014 from P$598 million in 2013 and increased 24% from P$484 million in 2012. The increase was mainly due to higher costs associated with an increase in rental cost and freight and transportation costs. Other operating expenses include intersegment costs of P$108 million, P$69 million and P$59 million in 2014, 2013, and 2012, respectively, that are eliminated at the consolidated level.

Operating Income before depreciation and amortization

Our operating income before depreciation and amortization from the Personal Mobile Services segment reached P$6,033 million in 2014, P$5,390 million in 2013 and P$4,594 million in 2012, representing 26%, 28% and 30% of total segment revenues in 2014, 2013 and 2012, respectively. The increase in each year was mainly due to higher growth in revenues, partially offset by increases in operating costs (before depreciation and amortization).

Depreciation of PP&E and Amortization of Intangible Assets

During 2014 depreciation of PP&E and amortization of intangible assets increased 1% to P$1,650 million from P$1,628 million in 2013 and increased 7% from P$1,526 million in 2012. During 2014, the increase in PP&E depreciation amounted to P$114 million partially offset by a decrease in amortization of SAC of P$111 million due to lower levels of capitalization of subsidies from the sale of mobile handsets and the extension of the contractual terms from 18 to 24 months.

Gain on disposal of PP&E and impairment of PP&E

The gain on disposal of PP&E amounted to P$1 million in 2014 and the loss on disposal of PP&E amounted to P$3 million in 2013. Impairment of PP&E amounted to P$26 million in 2014 related to certain work in progress. Impairment of PP&E amounted to P$65 million in 2013 and is mainly related to the discontinuation of a commercial system.

Operating Income

In 2014, our operating income from the Personal Mobile Services segment was P$4,358 million, representing an increase of 18% from P$3,694 million in 2013, and increased of 20% from P$3,069 million in 2012. Operating income represented 19% of revenues in 2014 for this segment, 19% of revenues in 2013 and 20% in 2012. The increase in operating income was mainly due to the growth in service and equipment revenues, partially offset by increases in operating expenses and depreciation and amortization as explained above.

The following table shows our operating income from the Personal Mobile Services segment in 2014, 2013 and 2012 and its percentage of revenues in each year:

	Years Ended December 31,			% of Change
	2014	2013	2012	2014-2013	2013-2012
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	6,033	5,390	4,594	12	17
As % of revenues	26	28	30
Depreciation and amortization	(1,650)	(1,628)	(1,526)	1	7
As % of revenues	(7)	(8)	(10)
Gain on disposal of PP&E and impairment of PP&E	(25)	(68)	1	(63)	n/a
Operating income	4,358	3,694	3,069	18	20
As % of revenues	19	19	20

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” above for a discussion of the use of this measure.

Financial results, net

During 2014, the Personal Mobile Services segment net financial results decreased P$334 million compared to a net financial gain of P$334 million in 2013 and a net financial gain of P$186 million in 2012. The decrease in 2014 was mainly due to higher foreign currency exchange losses net of NDF agreement results (-P$81 million vs. 2013) and lower financial interest on time deposits and other investments (-P$194 million vs. 2013).

The gain recorded in 2013 was mainly attributed to gains from cash equivalents and investments of approximately P$650 million. In addition, the devaluation of the peso against the U.S. dollar generated a net foreign currency exchange loss of P$328 million in 2013.

Income Tax Expense

During 2014, our Personal Mobile Services segment recorded an income tax expense of P$1,542 million compared to P$1,472 million in 2013 and P$1,170 million in 2012. The increase was mainly due to higher pre-tax income in each year. The income tax expense in 2014 was mainly attributable to the recognition of current income tax expense amounting to P$1,302 million, and by the loss generated by the deferred tax on the temporary differences amounting to P$267 million (mainly due to an increase in deferred tax liabilities of Fixed Assets and the deduction of deferred tax assets related to investments in bonds), and P$27 million of an allowance recovery.

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

Net Income

During 2014, our Personal Mobile Services segment reported net income of P$2,816 million as compared to P$2,556 million during 2013 and P$2,085 million in 2012. The increase in net income in 2014 and 2013 was mainly due to higher operating income, partially offset by higher income tax expense, as explained above.

(B.3)  Núcleo Mobile Services Segment

Results of operations from our Núcleo Mobile Services segment for 2014, 2013 and 2012 are comprised as follows:

	Years Ended December 31,			% of Change
	2014	2013	2012	2014-2013	2013-2012
	(P$ million)			Increase / (Decrease)
Revenues (1)	1,588	1,160	873	37	33
Other Income	—	6	—	(100)	n/a
Operating expenses (without depreciation and amortization)	(1,010)	(739)	(542)	37	36
Operating income before depreciation and amortization (2)	578	427	331	35	29
Depreciation and amortization	(363)	(226)	(157)	61	44
Gain on disposal of PP&E	—	1	—	(100)	n/a
Operating income	215	202	174	6	16
Financial results, net	(22)	(19)	(9)	16	111
Income tax expense	(22)	(23)	(20)	(4)	15
Net income	171	160	145	7	10

(1)    Includes intersegment revenues of P$10 million, P$8 million and P$6 million in 2014, 2013 and 2012, respectively.

(2)    Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” above for a discussion of the use of this measure.

Revenues

During 2014, total revenues from Núcleo increased by 37% to P$1,588 million from P$1,160 million in 2013. This increase was mainly due to an increase of 3% in Núcleo’s subscriber base that reached approximately 2.5 million mobile subscribers as of December 31, 2014 and the appreciation of the Guaraní of 41%. As of December 31, 2014, Núcleo had approximately 2 million prepaid subscribers, representing 81% of Núcleo’s total mobile subscriber base.

Value Added Services sales (included in Data and Internet services) grew by 35% in 2014 as compared to 2013.

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

Value Added Services sales (included in Data and Internet services) grew by 38% in 2013 as compared to 2012.

Revenues from our Núcleo Mobile Services segment for 2014, 2013 and 2012 are comprised as follows:

	Years Ended December 31,			% of Change
	2014	2013	2012	2014-2013	2013- 2012
	(P$ million)			Increase
Voice	701	500	414	40	21
Data	331	313	267	6	17
Internet	456	270	154	69	75
Service revenues	1,488	1,083	835	37	30
Equipment	90	69	32	30	116
Subtotal third party revenues	1,578	1,152	867	37	33
Intersegment	10	8	6	25	33
Total revenues	1,588	1,160	873	37	33

Other Income

During 2013, other income was P$6 million, and mainly includes indemnities collected from suppliers.

Operating Expenses (without depreciation and amortization)

Total operating expenses in our Núcleo Mobile Services segment increased 37% to P$1,010 million in 2014 from P$739 million in 2013 and increased 36% in 2013 from P$542 million in 2012. In line with our increases in revenues, during 2014 and 2013, all items in the cost structure of the Núcleo Mobile Services segment experienced increases. This trend reflected increases in certain costs of acquiring and retaining subscribers, and commissions directly associated with sales and expansions of the customer service staff, also, the increase is mainly due to the appreciation of the Guaraní with respect to the Argentine peso (+41% and 33% year over year in 2014 and 2013, respectively).

Detailed below are the major components of the operating expenses for the years ended December 31, 2014, 2013 and 2012 related to Núcleo Mobile Services segment:

	Years Ended December 31,			% of Change
	2014	2013	2012	2014-2013	2013-2012
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	118	84	64	40	31
Interconnection costs and other telecommunications charges	192	171	128	12	34
Fees for services, maintenance, materials and supplies	137	101	76	36	33
Taxes and fees with the Regulatory Authority	47	35	27	34	30
Commissions	156	112	92	39	22
Cost of equipment	112	81	35	38	131
Advertising	78	55	53	42	4
Cost of VAS	64	34	25	88	36
Provisions	—	—	(1)	n/a	n/a
Bad debt expense	20	11	8	82	38
Other operating expenses	86	55	35	56	57
Total Núcleo Mobile Services(1)	1,010	739	542	37	36

(1)       Includes intersegment cost of P$27 million, P$21 million and P$15 million in 2014, 2013 and 2012, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2014, employee benefit expenses and severance payments increased 40% to P$118 million from P$84 million in 2013. During 2013, these costs increased 31% from P$64 million in 2012. The increase was mainly due to the appreciation of the Guaraní with respect to the Argentine Peso, partially offset by a decrease in the number of employees in each year. Núcleo had 402 employees as of December 31, 2014. As of December 31, 2013 and 2012 it had 424 and 439, respectively.

Interconnection Costs and Other Telecommunication Charges

During 2014, interconnection costs and other telecommunication charges increased 12% to P$192 million from P$171 million in 2013 and increased 34% in 2013 from P$128 million in 2012. The increase was mainly due to higher traffic volume resulting from Núcleo’s network.

Fees for Services, Maintenance, Materials and Supplies

During 2014, fees for services and maintenance, materials and supplies totaled P$137 million, representing an increase of 36% from P$101 million in 2013. During 2013, they increased 33% from P$76 million in 2012.

Taxes and” fees with the Regulatory Authority”

During 2014, taxes and fees with the Regulatory Authority increased 34% to P$47 million from P$35 million in 2013 and increased 30% from P$27 million in 2012. The increase in each year was mainly attributable to the increase in total segment revenues.

Commissions

During 2014, commissions increased to P$156 million from P$112 million in 2013, representing an increase of 39%. During 2013, commissions increased from P$92 million in 2012, representing an increase of 22%. The increases were mainly due to the growth in the subscriber base.

Cost of Equipment

During 2014, the cost of handsets sold increased to P$112 million from P$81 million, representing an increase of 38%. During 2012, the cost of handsets was P$35 million. The increase in 2014 and 2013 was mainly due to an expansion of the subscriber base and increased customer upgrade of mobile handsets as a result of technological advances and new service offerings.

Advertising

During 2014, advertising expenses including media, promotional and institutional campaigns, amounted to P$78 million, representing an increase of 42% from 2013. During 2013, these expenses amounted to P$55 million, representing an increase of 4% from P$53 million in 2012.

Cost of VAS

Cost of VAS increased P$30 million to P$64 million in 2014 from P$34 million in 2013. Such costs were P$25 million in 2012. The increases in each year were in line with the increases in VAS Revenues.

Bad Debt Expenses

In 2014 bad debt expenses amounted to P$20 million, representing an increase of 82% from P$11 million in 2013 and an increase of 38% in 2013 from P$8 million in 2012.

Other Operating Expenses

Other operating expenses include accrued expenses such as costs associated with the provision of transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased 56% to P$86 million in 2014 and increased 57% in 2013 from P$35 million in 2012.

Operating Income before depreciation and amortization

Operating income before depreciation and amortization was P$578 million in 2014, P$427 million in 2013 and P$331 million in 2012, representing 36%, 37% and 38% of total revenues, respectively. Operating income before depreciation and amortization was P$331 million in 2012, representing 38% of total revenues in that year. The increase was mainly due to growth in service revenues, partially offset by increases in costs, such as employee benefit expenses, fees for services and maintenance, materials and supplies, cost of handsets and commissions.

Depreciation of PP&E and Amortization of Intangible Assets

During 2014, depreciation of PP&E and amortization of intangible assets increased 61% to P$363 million from P$226 million in 2013. During 2013, depreciation of PP&E and amortization of intangible assets increased 44% from P$157 million in 2012 The increase was the result of higher investment in PP&E and intangible assets, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

Operating Income

In 2014, our operating income from the Núcleo Mobile Services segment was P$215 million, representing an increase of 6% from P$202 million in 2013, which represent 14% and 17% of total revenues for this segment in 2014 and 2013, respectively. In 2012, our operating income was P$174 million, representing 20% of total revenues for this segment.

The following table shows our operating income from the Núcleo Mobile Services segment in 2014, 2013 and 2012 and its percentage of total revenues in each year:

	Years Ended December 31,			% of Change
	2014	2013	2012	2014-2013	2013-2012
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	578	427	331	35	29
As % of total revenues	36	37	38
Depreciation and amortization	(363)	(226)	(157)	61	44
As % of total revenues	(23)	(19)	(18)
Gain on disposal of PP&E	—	1	—	(100)	n/a
Operating income	215	202	174	6	16
As % of total revenues	14	17	20

(1)          Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” above for a discussion of the use of this measure.

Financial results, net

During 2014, the Núcleo Mobile Services segment recorded a net financial loss of P$22 million, compared to a net financial loss of P$19 million in 2013 and P$9 million in 2012. The increase in the loss in 2014 was mainly due to higher interest on financial debt partially offset by higher interest on Accounts Receivables. The increase in the loss in 2013 was mainly due to higher interest on financial debt and higher exchange differences.

Income Tax Expense

During 2014, our Núcleo Mobile Services segment recorded an income tax expense of P$22 million compared to P$23 million in 2013. The income tax expense in 2014 was mainly attributable to the recognition of current income tax expense amounting to P$25 million partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$3 million.

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

During 2012, our Núcleo Mobile Services segment recorded an income tax expense of P$20 million. The income tax expense in 2012 was mainly attributable to the recognition of current income tax expense amounting to P$23 million partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$3 million.

Net Income

During 2014, our Núcleo Mobile Services segment reported net income of P$171 million as compared to P$160 million during 2013, representing 11% and 14% of total revenues in 2014 and 2013, respectively. In 2012, our net income was P$145 million, representing 17% of total revenues. The increase in net income was mainly due to higher operating income partially offset by the higher financial losses.

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

On June 10, 2014, Telecom Argentina paid a dividend of approximately P$601 million to its shareholders for the year ended December 31, 2013 (of which approximately P$ 334 million was paid to Nortel). This allowed Nortel to make available on June 13, 2014 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2013 of approximately P$163 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2013 of approximately P$169 million (both of them approved by Nortel’s Board of Directors at its meeting held on May 28, 2014, pursuant to the powers delegated to it by Nortel’s shareholders at meetings held on April 27, 2012, April 26, 2013 and April 29, 2014). On September 22, 2014, Telecom Argentina paid a dividend of approximately P$601 million to its shareholders for the year ended December 31, 2013 (of which approximately P$ 334 million was paid to Nortel). This allowed Nortel to make available on October 23, 2014 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2013 of approximately P$106 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2013 of approximately P$111 million (both of them approved by Nortel’s Board of Directors at its meeting held on October 10, 2014, pursuant to the powers delegated to it by Nortel’s shareholders at meetings held on April 27, 2012, April 26, 2013 and April 29, 2014.

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

Telecom Argentina expects that the principal source of its liquidity in the near term will be cash flows from its operations and the dividends that Personal may pay to it. Telecom Argentina’s principal uses of cash flows are expected to be for capital expenditures and operating expenses and retributions to its shareholders. Telecom Argentina expects working capital, funds generated from operations and dividends payments from Telecom’s subsidiaries to be sufficient for its present requirements.

Telecom Argentina expects that the principal source of Personal’s liquidity in the near term will be cash flows from operations, dividends that Núcleo may pay to it and cash flow from financing from third parties. During 2014, Personal´s working capital was impacted by 3G/4G licenses’ acquisitions. Personal may need to raise additional funds to support the extra capex program including the acquisitions of the remaining licenses. Consequently, Personal’s principal uses of cash flows are expected to be for capital expenditures, operating expenses and dividend payments to its shareholders. In case Personal may need additional funds, it expects to use the banks credit lines as well as the Medium-Term Notes Global Program mentioned below.

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

The table below summarizes, for the years ended December 31, 2014, 2013 and 2012, Nortel’s consolidated cash flows:

	Years Ended December 31,
	2014	2013	2012
	(P$ million)

Cash flows from operating activities	5,723	6,931	5,015
Cash flows used in investing activities	(9,426)	(3,823)	(3,943)
Cash flows used in financing activities	(1,243)	(1,288)	(904)
Net foreign exchange differences on cash and cash equivalents	508	313	118
(Decrease)/Increase in cash and cash equivalents	(4,438)	2,133	286
Cash and cash equivalents at the beginning of the year	5,301	3,168	2,882
Cash and cash equivalents at the end of the year	863	5,301	3,168

As of December 31, 2014, 2013 and 2012, Nortel had P$863 million (net of bank overdrafts of P$141 million), P$5,301 million and P$3,168 million in cash and cash equivalents, respectively.

Cash flows from operating activities were P$5,723 million, P$6,931 million and P$5,015 million in 2014, 2013 and 2012, respectively. The decrease of P$1,208 million in 2014 vs. 2013 was mainly due to an increase in the payments for the acquisition of goods and services and for the acquisition of inventories, salaries and social security and taxes and fees with the regulatory authority partially offset by an increase in the collection of trade receivables, resulting from an increase in revenues. The increase of P$1,916 million in 2013 vs. 2012 was mainly due to an increase in the collection of trade receivables, resulting from an increase in revenues.

Additional information on the breakdown of the net cash flow provided by operating activities is given below:

	Years Ended December 31,
	2014	2013	2012
	(P$ million)
Collections
Collections from customers	34,367	28,375	22,902
Interests from customers	160	124	90
Interests from time deposits	421	579	320
CPP collections	668	690	623
NDF	84	13	4
Subtotal	35,700	29,781	23,939
Payments
For the acquisition of goods and services and others	(8,841)	(6,806)	(5,831)
For the acquisition of inventories	(4,167)	(3,166)	(2,326)
Salaries and social security payables and severance payments	(5,136)	(3,972)	(3,187)
NDF	(53)	—	(1)
CPP payments	(1,616)	(1,315)	(1,130)
Income taxes	(2,277)	(1,622)	(1,647)
Other taxes and taxes and fees with the Regulatory Authority	(7,079)	(5,631)	(4,676)
Foreign currency exchange differences related to the payments to suppliers	(808)	(338)	(126)
Inventory suppliers	(343)	(169)	(79)
PP&E suppliers	(311)	(106)	(28)
Other suppliers	(154)	(63)	(19)
Subtotal	(29,977)	(22,850)	(18,924)
Net cash flow provided by operating activities	5,723	6,931	5,015

Cash flows used in investing activities were P$9,426 million, P$3,823 million and P$3,943 million in 2014, 2013 and 2012, respectively. The increase of P$5,603 million in 2014 was mainly due to an increase in capital expenditures, which included acquisition of 3G and 4G licenses for P$3,091 million. The decrease of P$120 million in 2013 was mainly due to a proceed from investments not considered as cash and cash equivalents, partially offset by higher payments for the acquisition of PP&E.

Cash flows used in financing activities were P$1,243 million, P$1,288 million and P$904 million in 2014, 2013 and 2012, respectively. The decrease in 2014 of P$45 million was mainly due to the acquisition of treasury shares in 2013 of P$461 million partially offset by a higher payment of dividends and related withholding tax of P$340 million. The increase in 2013 of P$384 million was mainly due to the acquisition of treasury shares of P$461 million in 2013 and a higher payment of dividends and related withholding tax of P$463 million, partially offset by a decrease in payments of loans of P$382 million.

Debt Obligations and Debt Service Requirements

Non-Deliverable Forward (“NDF”) Agreements to Purchase U.S. Dollars at Fixed Rates

During 2014 Personal entered into several NDF agreements to purchase a total amount of US$ 282 million (of which US$133 million matured between March and December 2014 and the remaining US$149 million will mature between January 2015 and March 2015). The purpose of these NDF agreements was to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (hedged item) to its functional currency.

Personal’s Management has considered the documentation requirements, the effectiveness assessment and the possibility to designate partial hedges, as permitted by IFRS 9 concluding that certain documentation requirements and the effectiveness assessment have not been met. As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF agreements (net loss of approximately P$97 million) have also been recognized in the Income Statements, within Finance income and expenses — NDF agreements. Personal recognizes the NDF agreements results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties. As of December 31, 2014, Personal has a current liability of P$90 million related to the US$149 million NDF agreement remaining to such date.

In addition, during 2014, Personal entered into an NDF agreement for US$8 million maturing in October and November 2014 to hedge commercial debts for PP&E acquisition, which were qualified as “effective” cash flow hedges for accounting purposes.

Also, in order to mitigate the currency risk Personal acquired in 2014 Government bonds denominated in U.S. dollars. Foreign exchange differences generated by the purchase of these government bonds were recognized in “Foreign currency exchange losses.”

During 2013 Personal entered into several NDF agreements to purchase a total amount of US$182 million maturing December 2013 and in the first quarter of 2014. The purpose of these NDF agreements was to eliminate the risks associated to the fluctuation of the exchange rate and to align the payment currency of Personal’s commercial commitments (hedged item) to its functional currency. These NDF agreements were regarded as cash flow hedge, for which the effectiveness requirements were not complied.  As of December 31, 2013, changes in fair value of these instruments represented a gain of approximately P$55 million, which were recognized in “Financial results.” As of December 31, 2013, about P$13 million were collected and P$42 million were uncollected.

Also, in order to mitigate the currency risk Personal acquired in 2013 Government bonds denominated in U.S. dollars. Foreign exchange differences generated by the purchase of these Government bonds were recognized in “Foreign currency exchange losses.”

Indebtedness of Subsidiaries

Telecom Personal. As of December 31, 2014, Telecom Personal’s outstanding debt is denominated in Argentine Pesos and amounted to approximately P$141 million. Additional information is set forth in Note 12 to our Consolidated Financial Statements.

Núcleo. As of December 31, 2014, Núcleo’s outstanding debt is denominated in Guaraníes and amounted to approximately P$292 million. Additional information is set forth in Note 12 to our Consolidated Financial Statements.

Liquidity

The liquidity position for each of Telecom Argentina, Personal and Núcleo is and will be significantly dependent on each individual company’s operating performance, its indebtedness, capital expenditure programs and receipt of dividends from its subsidiaries, if any.

In addition, the terms and conditions of Nortel’s Series B Preferred Shares contain covenants which require Nortel to restrict Telecom Argentina’s ability to borrow if the ratio of Telecom Argentina’s total liabilities (as calculated pursuant to Section 9 of the terms and conditions of Nortel’s B Preferred Shares) to shareholders’ equity is 1.75 or higher. If Nortel does not satisfy these covenants, Nortel’s Series B Preferred Shares will acquire certain voting rights which will enable their holders to elect one director and one alternate director of Nortel. Similar covenants and voting rights were applicable under the terms and conditions of Nortel’s Series A Preferred Shares, which were terminated as a result of the full redemption of Nortel’s Series A Preferred Shares on June 14, 2012. From March 2002 until December 2006, Nortel’s preferred shareholders acquired such voting rights due to Telecom Argentina’s ratio of total liabilities to shareholders’ equity exceeding this amount. Since December 31, 2006 such ratio no longer exceeded 1.75 to 1 and as a result, Series B Preferred Shareholders did not have director voting rights in fiscal years 2007-2014 and will not have director voting rights in fiscal year 2015.

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

Under the Argentine Corporations Law, the by-laws of Telecom and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). According to Argentine Corporations Law and regulations of the CNV, on May 21, 2014, Telecom Argentina reached the maximum level of legal reserve.

In addition, Telecom’s Ordinary Shareholders’ Meeting held on April 29, 2014, approved, in its second tranche of deliberations held on May 21, 2014, the payment of cash dividends in two equal installments of P$601 million between the outstanding shares. The first installment was made available to shareholders on June 10, 2014. Telecom’s Board of Directors, at its meeting held on September 9, 2014, approved the payment of the second installment of cash dividends amounting to P$601 million as from September 22, 2014. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of P$11 million (in each installment) and (ii) tax on personal property — on behalf of shareholders withholdings in the amount of P$10 million (in the first installment).

Telecom Argentina’s Board of Directors, at their meeting held on March 17, 2015, called a shareholders’ meeting to be held on April 29, 2015, to consider among other issues the allocation of Telecom Argentina’s retained earnings as of December 31, 2014 (P$3,673 million) suggested by the Board of Directors as follows: (i) P$804 million (P$0.83 per outstanding share) for distribution as cash dividends to be paid on May 11, 2015; (ii) P$2,869 million to the “Reserve for Future Cash Dividends”; and (iii) the delegation of authority to the Board of Directors of Telecom Argentina to determine the allocation, depending on the performance of the business, in one or more installments, of an amount up to P$649 million of the “Reserve for Future Cash Dividends” and its distribution to the shareholders as cash dividends, during fiscal year 2015.

During 2010, Telecom Argentina paid dividends for the year ended December 31, 2009 of approximately P$1,053 million (of which P$577 million was paid to Nortel), which allowed Nortel to make available to the holders of Series “A” Preferred Shares dividends for the year ended December 31, 2010, of approximately P$389 million (of which P$356 million were approved by Nortel’s Board on October 5, 2010 as provisional dividends and later ratified by the shareholders’ meeting held on April 7, 2011, and P$33 million was approved by such shareholders’ meeting) and an amortization payment of approximately P$196 million (also approved by the shareholders’ meeting held on April 7, 2011). On April 19, 2011, Telecom Argentina paid a dividend of approximately P$915 million to its shareholders for the year ended December 31, 2010 (of which approximately P$501 million was paid to Nortel). This allowed Nortel to make available to the holders of Series A Preferred Shares (i) a scheduled redemption payment of approximately P$349 million, (ii) dividends for the year ended December 31, 2010 of approximately P$58 million to the Series A Preferred Shares subject to the schedule redemption mentioned in (i) above, and (iii) an amount of approximately P$25 million as an additional distribution amount to those Series A Preferred Shareholders who have entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1 = P$1) and releasing Nortel from any claims relating to the “pesificación”, the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the shares subject to such scheduled redemption (all of them approved by Nortel’s shareholders’ meeting held on August 2, 2011). On May 10, 2012, Telecom Argentina paid a dividend of approximately P$807 million to its shareholders for the year ended December 31, 2011 (of which approximately P$442 million was paid to Nortel). This allowed Nortel to redeem all outstanding Series A Preferred Shares, by making available to their holders (i) a scheduled redemption payment of approximately P$363 million, (ii) dividends for the year ended December 31, 2011 of approximately P$105 million, and (iii) an amount of approximately P$8.3 million as an additional distribution amount to those Series A Preferred Shareholders who then entered into a settlement agreement with Nortel accepting the “pesificación” and releasing Nortel from any claims relating to the “pesificación,” the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the Series A Preferred Shares (all of them approved by Nortel’s shareholders’ meeting held on June 13, 2012).

In addition, the liquidity obtained from Telecom Argentina’s payment of dividends allowed Nortel to make available (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2011 of approximately P$5.4 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2011 of approximately P$5.6 million (both of them also approved by Nortel’s shareholders’ meeting held on June 13, 2012). On December 27, 2013, Telecom Argentina paid a dividend of approximately P$1,000 million to its shareholders for the year ended December 31, 2012 (of which approximately P$556 million was paid to Nortel). This allowed Nortel to make available also on December 27, 2013 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2012 of approximately P$228 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2012 of approximately P$237 million (both of them approved by Nortel’s Board of Directors at its meeting held on December 16, 2013, pursuant to the powers delegated to it by Nortel’s shareholders at meetings held on April 27, 2012 and April 26, 2013). As stated above, on June 10, 2014, Telecom Argentina paid a dividend of approximately P$601 million to its shareholders for the year ended December 31, 2013 (of which approximately P$ 334 million was paid to Nortel). This allowed Nortel to make available on June 13, 2014 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2013 of approximately P$163 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2013 of approximately P$169 million. Also as stated above, on September 22, 2014, Telecom Argentina paid a dividend of approximately P$601 million to its shareholders for the year ended December 31, 2013 (of which approximately P$ 334 million was paid to Nortel). This allowed Nortel to make available also on October 23, 2014 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2013 of approximately P$106 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2013 of approximately P$111 million.

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

As of December 31, 2014, Telecom Argentina and its consolidated subsidiaries had approximately P$684 million in cash and cash equivalents, net of P$141 million of bank overdrafts. Of this amount, approximately P$201 million of cash and cash equivalents was held by Telecom Argentina on a stand-alone basis. Telecom Group has approximately P$49 million of restricted cash in connection with legal proceedings. Such restricted cash has been classified as “Other Receivables, net” on our balance sheet.

Capital Expenditures

Telecom estimates that its capital expenditures for the year 2015 will be approximately 19% of consolidated revenues.  In case Telecom Personal is awarded the remaining frequency bands of the Spectrum Public Auction, they believe that there will be an additional investment of approximately US$ 247 million. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Licenses granted as of December 31, 2014—Spectrum”, in the Telecom Argentina Form 20-F incorporated herein by reference.

Following the strategy of previous years, in the Mobile Services Segment, capital expenditures were mainly focused towards the extension of the coverage and capacity of the mobile network in numerous cities of Argentina, an objective that was reached mainly by means of the implementation of new sites, replacement plans and network upgrade for the activation of new carriers and the deployment of radio bases with 6 sectors. On the other hand, capital expenditures continued in the core of the mobile network. On its part, and as it was mentioned in “Item 4—Information on the Company—The Business—Personal Services and Núcleo Mobile Services—Mobile Telecommunication Services in Argentina—Personal”, in the Telecom Argentina Form 20-F incorporated herein by reference, in the last two-month period of 2014 the deployment of the LTE technology was started and Telecom expects to continue its gradual deployments for next few years. In addition, Telecom expects the awarding of the frequency bands for the SCMA Services forming Lot 8 partially awarded to Personal by means of SC Resolution No. 83/2014 to be completed. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Licenses granted as of December 31, 2014—Spectrum”, in the Telecom Argentina Form 20-F incorporated herein by reference.

In the Fixed Services segment, as regards Access, the investment continued for shortening the loop, replacing posts and supplying the demand in companies, neighborhoods and buildings. As to transport, the focus was set on increasing the capacity and on the securitization of the Backbone IP (“BBIP”), on the extension of the network and on improving the bandwidth available for the mobile operators (Mobile Backhaul).

See “Item 3—Key Information—Risk Factors—Risks associated with Telecom and its Operations,” in the Telecom Argentina Form 20-F incorporated herein by reference Telecom operates in a competitive environment that may result in a reduction in its market share in the future.” Telecom expects to finance its capital expenditures through cash generated through its operations, cash on hand and financing from third parties; therefore, its ability to fund these expenditures is dependent on, among other factors, its ability to generate sufficient funds internally. Telecom Argentina’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its regulated rates, since the cost of imported materials may increase in peso terms (as a result of the decline in the peso/U.S. dollar exchange rate and higher inflation).

Financial Ratio

Under the terms and conditions of the Series B Preferred Shares (and the Series A Preferred Shares until their final redemption on June 14, 2012), we have agreed not to allow Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any financial debt, if as a result of doing so, Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares), as shown in its unconsolidated financial statements prepared under Argentine GAAP, exceeds 1.75. Since March 2002, the ratio of Telecom Argentina’s total liabilities to its shareholders’ equity exceeded 1.75 as a consequence of the devaluation of the peso. As a result of Nortel’s violation of this covenant, the Series B Preferred Shares acquired, together with the Series A Preferred Shares, the right to appoint one member of the Nortel Board of Directors. Since December 31, 2006 such ratio no longer exceeded 1.75 to 1 and as a result, Series B Preferred Shareholders did not have director voting rights in fiscal years 2007-2014 and will not have director voting rights in fiscal year 2015. The Series A Preferred Shareholders retained their right to appoint a member of the Nortel Board of Directors as a result of the non-payment of the Series A dividends until June 29, 2012, when all accrued Series A dividends were made available by

Nortel to the Series A Preferred Shareholders, following the final redemption of the Series A Preferred Shares. On such date, Javier Errecondo and Saturnino Jorge Funes, who had been appointed as Director and Alternate Director, respectively, by a Special Meeting of the Series A Preferred Shareholders on April 7, 2011, ceased to occupy their positions. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series B Preferred Shares—Nortel’s Capital Stock.”

Related Party Transactions

During 2014, Telecom entered into certain transactions with our indirect shareholders Telecom Italia and W de Argentina—Inversiones or their affiliates in the ordinary course of business. For a description of these transactions see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Taxes

Turnover Tax

Under Argentine tax law, Telecom is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Rates in effect ranged from 2.5% to 8.0% for the years ended December 31, 2014, 2013 and 2012, depending on the jurisdiction or goods and services subject to the tax.

Income Tax

Nortel’s and Telecom’s income tax rate is currently 35% of net taxable income for the companies located in Argentina, 10% for Núcleo and Envíos and 39.5% (34% Federal Tax and 5.5% State Florida Tax) for Telecom Argentina USA. The amount of income subject to tax is calculated according to tax regulations which contain a different methodology for calculating net taxable income than the methodology used for the preparation of our Consolidated Financial Statements under IFRS. The differences between the methodology of computing income under the tax regulations and under IFRS make it difficult to determine the taxable net income from our income statements. For instance, some deductions from income normally accepted for accounting purposes are not deductible and, accordingly, must be added back to income for tax purposes.

Prior to September 23, 2013, cash dividends paid by Nortel were, in general, exempt from Argentine withholding tax and other taxes. As of September 23, 2013 dividend distributions and gains derived from transfers of stocks of Argentine companies are subject to income tax. See “Item 10—Additional Information—Taxation—Argentine Taxes.”

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

Tax on cash dividends received from a foreign subsidiary is calculated according to the statutory income tax rate. As per Paraguayan tax law, an additional income tax rate of 5% is imposed on dividends that are paid by a Paraguayan company. Additionally, under such law, when dividends are being paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts which are paid to such shareholders. As per Argentine tax law, income tax paid abroad is recognized as tax credit.

Net losses can generally be carried forward and applied against future taxable income for five years.

Thin Capitalization Rules

Argentine Law No. 25,784 modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds by two times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments. During fiscal years 2014, 2013 and 2012, Nortel and Telecom’s deduction of interest expenses was not limited because Nortel and Telecom were able to meet the conditions required for such deduction.

Tax on Minimum Presumed Income

Nortel and Telecom Argentina’s subsidiaries located in Argentina are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of Nortel’s assets is determined in accordance with the criteria established under the tax laws. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of any tax on minimum presumed income paid in excess of the income tax for such year may be carried forward for a period of up to ten years. This excess may be treated as a credit to be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income .During fiscal years 2014, 2013 and 2012, income tax for Telecom and Personal was higher than tax on minimum presumed income. Nortel will pay income tax for year 2014, and paid minimum presumed income tax for year 2013 and income tax for year 2012.

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

During 2014, 2013 and 2012, the Company and Telecom charged to their income statement P$348 million, P$261 million and P$220 million, respectively, of this tax.

On February 6, 2003, the Ministry of Economy and Public Finance, through General Resolution No. 72/03, authorized us to increase the Basic Telephone Services rates by the amount of the tax on deposits to and withdrawals from bank accounts as provided for in General Resolution No. 72/03. The amount of the tax charged must be shown in detail on the customers’ bills. The amounts charged before General Resolution No. 72/03 were approximately P$23 million. This amount was subsequently corroborated by CNC audits, resulting in a receivable for Telecom for P$23 million which was recorded under “Other receivables” during 2007. That receivable can be offset with existing and/or future regulatory duties. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework- Rates —Rate Regulations—Tax on Deposit to and Withdrawals from Bank Accounts (“IDC”)” in the Telecom Argentina Form 20-F incorporated herein by reference.

Decree No. 534/2004 provides that owners of bank accounts subject to the general tax rate of 0.6% may take into account as a tax credit 34% of the tax originated in credits on such bank accounts. This amount may be computed as a credit for the Income Tax and Tax on Minimum Presumed Income. The amount computed as a credit is not deductible for income tax purposes.

Tax on Personal Property

Argentine Law No. 25,585, as amended by Law No. 26,317, imposes a tax on shares of stock corporations, such as Telecom Argentina’s ADSs and the Class A, B and C Shares. See “Item 10—Additional Information—Taxation—Argentine Taxes—Tax on Personal Property,” in the Telecom Argentina Form 20-F incorporated herein by reference.

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

The tax rate applied is 0.50%. This tax is computed based on the value of the shareholders’ equity as stated on the most recent annual balance sheet of the Company. The amount paid by us and pending collection from our shareholders as of December 31, 2014, was approximately P$21 million of which P$13 million are included in the allowance for doubtful accounts, based on the recoverability assessment made.

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

Since the beginning of 2001, telecommunication services companies have been required to pay a Universal Service tax to fund Universal Service requirements. The Universal Service tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the Universal Service tax. The rate is 1% of total billed revenues. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Liberalization of the Argentine Telecommunications Industry—Decree No. 764/00” in the Telecom Argentina Form 20-F incorporated herein by reference.

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

Contractual Obligations

Nortel does not have material contractual obligations or purchase commitments. Telecom Argentina’s consolidated contractual obligations and purchase commitments as of December 31, 2014 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Argentine Pesos)
Debt obligations (1)	198	200	95	—	493
Operating lease obligations	501	503	222	46	1,272
Purchase obligations (2)	2,296	128	96	190	2,710
Other long-term liabilities (3)	122	106	51	80	359
Total	3,117	937	464	316	4,834

(1)        Includes P$60 million of future interest.

(2)        Other than operating lease obligations.

(3)        Includes voluntary retirement program, pension benefits and other long-term payables.

(b) Unconsolidated

Nortel is a holding company whose principal asset is its approximately 55.60% of the outstanding shares of Telecom Argentina. Therefore, the following discussion should be read in conjunction with Nortel’s and Telecom Argentina’s financial statements and notes thereto included elsewhere herein and in the Telecom Argentina Form 20-F incorporated herein by reference, respectively, and with “Item 5—Operating and Financial Review and Prospects” in the Telecom Argentina Form 20-F incorporated herein by reference under (c) of this Item 5. Such financial statements and notes thereto have been prepared in accordance with IFRS.

General

Nortel’s sole substantial activity is owning a controlling interest in Telecom Argentina’s shares of common stock and its sole substantial source of cash income is cash dividends paid on such shares. The unconsolidated financial data as of December 31, 2014 included herein accounts for Nortel’s approximately 54.74% of the common stock of Telecom. Because Telecom Argentina owns 15,221,373 of its own Class B Shares at the date of this Annual Report, our ownership of the outstanding shares amounts to 55.60%. The Consolidated Financial Statements included elsewhere in this Form 20-F consolidate Telecom’s operations with Nortel’s. Nortel’s principal use of cash is to make redemption payments on any debt and dividend payments on its Series B preferred stock and shares of common stock. A percentage equal to 48.96%, calculated in accordance with a formula set forth in the terms of the Series B Preferred Shares, of cash remaining after Nortel has paid or reserved for its operating expenses is required to be distributed to the holders of Series B Preferred Shares. The remaining cash equal to 51.04% is distributed to holders of shares of common stock. Nortel is required to distribute all of its cash every year, according to the terms and conditions of the Series B Preferred Shares. Before their final redemption on June 14, 2012, dividend and redemption (amortization) payments on Nortel’s Series A Preferred Shares had priority over dividend payments on Nortel’s Series B shares and Nortel’s shares of common stock. Nortel may only make dividend payments to holders of Series B Preferred Shares and holders of shares of common stock if it has sufficient retained earnings legally available for distribution, in accordance with Argentine law, which provides that dividends may be paid out of liquid and realized profits based on a financial statement prepared under GAAP effective in Argentina (IFRS in the case of listed companies such as Nortel).

See “—Liquidity and Capital Resources” in the consolidated financial analysis above for a discussion of Telecom Argentina’s cash dividend payments and Nortel’s application of proceeds therefrom.

Administrative Expenses

Administrative expenses in 2014 and 2013 were approximately P$19 million and P$18 million, respectively, consisting primarily of employee benefit expenses, taxes and fees for services.

Financial Results, Net

For 2014 and 2013, net financial results amounted to a gain of P$24 million due mainly to gains on mutual funds and a loss of P$12 million, respectively, due to interest on tax duties and to interest on financial debt, respectively.

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

Taxes

Under Argentine law, Nortel’s dividend income is not taxable. Pursuant to current regulations, dividends and other profits paid in cash or in kind, except for stock dividends or quota dividends, by companies and other entities incorporated in Argentina, are subject to income tax at a 10% rate, except for dividends received by Argentine companies and other Argentine entities. Additionally those dividends paid by corporations corresponding to the excess of the difference between Argentine GAAP income and taxable net income are subject to a withholding income tax. This withholding income tax is known as the “equalization tax.” See “Item 10—Additional Information—Taxation—Argentine Taxes—Taxation of Dividends,” and “—Tax on Minimum Presumed Income” and “—Tax on Personal Property” above.

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

At December 31, 2014 and 2013, Nortel had approximately P$179 million and P$77 million, respectively, of cash and cash equivalents on a stand-alone basis (excluding amounts held by Telecom).

Should Telecom Argentina pay dividends in future periods, Nortel expects to service its obligations in respect of its preferred shares out of such dividends received by it. However, at present, Nortel is unable to predict whether Telecom Argentina will make any additional future dividend payments.

As of December 31, 2014, Nortel does not have outstanding financial debt.

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

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors

Nortel’s Board of Directors is responsible for the management of Nortel’s business. The Company’s bylaws provide that Nortel’s Board of Directors will consist of no less than four but no more than eight members and an equal number of alternate directors, for the same term to fill any vacancies. Shareholders must appoint a number of alternate directors equal to or less than the number of directors. Therefore, as of this date Nortel has seven directors, and six alternate directors. Three directors and three alternate directors are independent under SEC regulations and therefore are neither employed by, nor affiliated with, Telecom, the Telecom Italia Group or W de Argentina — Inversiones. See “Item 7—Major Shareholders and Related Party Transactions.” The directors are so elected at a shareholders’ meeting and hold office for a renewable term of three years (pursuant to an amendment to the Company’s bylaws approved by the extraordinary Shareholders’ Meeting held on October 26, 2010) or until replaced at a shareholders’ meeting. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement” in the Telecom Argentina Form 20-F incorporated herein by reference.

Prior to their final redemption on June 14, 2012, the Series A shareholders were entitled to elect one director and one alternate director as a result of Nortel’s failure to pay the required dividends on the Series A preferred shares. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series B Preferred Shares—Nortel’s Capital Stock.” Holders of Nortel’s Series A Preferred Shares had exercised the right to vote since April 25, 2002, as a consequence of the non-payment of the Base Dividend (as such term was defined in the terms of issuance of such Preferred Series A Shares, which are now terminated) corresponding to the fiscal year ended December 31, 2001 and subsequent fiscal years. Additionally, as Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) had exceeded 1.75/1, since September 13, 2002, holders of Series B Preferred Shares also obtained the right to vote in accordance with the terms and conditions applicable to this series of shares. Both Series A Preferred Shareholders and Series B Preferred Shareholders exercised their right to vote, since 2002, for the joint election of a regular and an alternate director. According to its unconsolidated financial statements since December 31, 2006, Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) no longer exceeds 1.75/1, therefore, since the time of approval of such financial statements by Telecom Argentina’s Board of Directors on March 8, 2007, the right to vote held by the Series B Preferred Shareholders was terminated. As a result, Series B Preferred Shareholders did not have director voting rights in fiscal years 2007-2014 and will not have director voting rights in fiscal year 2015. The right to vote held by the Series A Preferred Shareholders was terminated on June 29, 2012, when all accrued Series A dividends were made available by Nortel to the Series A Preferred Shareholders, following the final redemption of the Series A Preferred Shares.

See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement” for a description of certain agreements relating to the appointment of members of the Board of Directors.

The following table lists the directors and alternate directors of the Company as of December 31, 2014 and as of the date of this Annual Report:

Name	Position	Class of Shares Represented	Date of Designation
Patrizio Graziani	Chairman of the Board of Directors	Common stock	April 29, 2014
Eduardo Federico Bauer	Vice Chairman of the Board of Directors	Common stock	April 29, 2014
Andrea Balzarini	Director	Common stock	April 29, 2014
Lorenzo Canu	Director	Common stock	April 29, 2014
Domingo Jorge Messuti	Director	Common stock	April 29, 2014
Julio Pedro Naveyra	Director	Common stock	April 29, 2014
María Inés Cecilia de San Martín	Director	Common stock	April 29, 2014
Dionisio Dima	Alternate Director	Common stock	April 29, 2014
Diego María Serrano Redonnet	Alternate Director	Common stock	April 29, 2014
Daniel Cristian Falck	Alternate Director	Common stock	April 29, 2014
Pablo Rodrigo Tarantino	Alternate Director	Common stock	April 29, 2014
Fabiana Leticia Marges	Alternate Director	Common stock	April 29, 2014
Mario Biondi	Alternate Director	Common stock	April 29, 2014

Patrizio Graziani holds a degree in Economics and Business Administration from Universitá degli Studi La Sapienza, Roma and a Doctor degree in Economics. Accounting expert and Legal auditor. He is at present appointed Chairman of Sofora Telecomunicaciones S.A., and Tierra Argentea S.A. Since November 2013 he is appointed Director of Purchasing and Real Estate Department of Telecom Argentina S.A. Mr. Graziani is also Director and member of Internal Control and Risk Committee, and Remuneration Committee of TIM Participações (Brazil) and since April 2010 he is appointed Chairman of HR Services, company of Telecom Italia Group. He was Director and member of Operations Committee of Telecom Argentina (2012-oct.’13) and Telecom Personal (2010-oct’2013). In April 2011 he assumed as Assistant and Head of Staff Manager to the Chairman & CEO of Telecom Italia Group, until October 2013. He was born on April 3, 1965.

Eduardo Federico Bauer is a lawyer. He is Vice Chairman of the Board of Directors of Micro Sistemas. He is director of Sofora and an alternate director of Telecom, Personal, La Caja Aseguradora de Riesgos del Trabajo ART S.A., La Caja de Seguros de Retiro S.A and La Estrella S.A. Cía de Seguros de Retiro. Until March 31, 2015 he was an alternate director of Caja de Seguros S.A., Ritenere S.A. and Pluria Productores de Seguros S.A. He was born on January 14, 1950.

Andrea Balzarini is an economist. Mr. Balzarini has carried out different roles in Pirelli and Olivetti and joined the Telecom Italia Group in 2003. Since 2010, he has been Head of Finance for the Telecom Italia Group, as well as Chairman of Telecom Italia Finance S.A. and Telecom Italia Capital S.A. He was born on September 19, 1970.

Lorenzo Canu holds a University Degree in Law. Since 1997 he has been in charge of management of corporate affairs of the international subsidiaries of the Telecom Italia Group, within the Legal Affairs Department of Telecom Italia S.p.A. He is a member of the Board of Directors of Personal and Sofora. He is an alternate Board member of Telecom. Mr. Canu was born in Rome, Italy, on January 30, 1963 .

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

Diego Serrano Redonnet is a lawyer. He holds a law degree from the Argentine Catholic University and a Master of Laws from Harvard Law School. He is a member of the Supervisory Committees of Banco Santander Río S.A., BRS Investment S.A., ISBAN Argentina S.A., Santander Río Servicios S.A., Santander Río Trust S.A., Santander Río Sociedad de Bolsa S.A., RSA Seguros Argentina S.A., Aseguradora de Créditos y Garantías S.A., Atlantis Sociedad Inversora S.A., and Santa María del Sol S.A., as well as an Alternate Director of Sofora and Personal. He is an alternate member of the Supervisory Committees of Virginia Surety Compañía de Seguros S.A. and Combined Insurance Company de Argentina S.A. He is also a professor at Universidad Católica Argentina. He was born on September 18, 1966.

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

The following table lists the members and alternate members of the Supervisory Committee through December 31, 2014 and as of the date of this Annual Report:

Name	Position and Date of Designation*	Profession
Susana Margarita Chiaramoni	Member of the Supervisory Committee— April 29, 2014	Lawyer
Ignacio Arrieta	Member of the Supervisory Committee— April 29, 2014	Lawyer
Gerardo Prieto	Member of the Supervisory Committee— April 29, 2014	Accountant
Jacqueline Berzón	Alternate Member of the Supervisory Committee— April 29, 2014	Lawyer
Tomás Insausti	Alternate Member of the Supervisory Committee— April 29, 2014	Lawyer
Guillermo Feldberg	Alternate Member of the Supervisory Committee— April 29, 2014	Accountant

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

Susana Margarita Chiaramoni is a lawyer with extensive experience in corporate and financial law and degree in Management and History of Arts. She is a member of the Supervisory Committee of Telecom Argentina S.A. since 2013. She is professor in the Department of Cultural Policies at the University of Salvador. She was born on June 24, 1953.

Gerardo Prieto is an accountant. He has been a member of the Supervisory Committee since 2004. He is also a member of the Supervisory Committees of Sofora, Personal, Telecom and Micro Sistemas. He is Chairman of Campofin S.A., Polifin S.A., La Caja Aseguradora de Riesgos del Trabajo ART S.A. and Cabaña Doble G del Litoral S.A. He is a director of Industrial and Commercial Bank of China (Argentina) S.A. He is also an alternate director of La Estrella S.A. Compañía de Seguros de Retiro. Also, until March 31, 2015 he was Chairman of Pluria Productores de Seguros S.A., director of Caja de Seguros S.A. and Ritenere S.A. and was an alternate director of Caja de Ahorro y Seguro S.A. Since March 31, 2015 he is a director of La Caja de Seguros de Retiro S.A. He was born on March 3, 1951.

Tomás Insausti began his career with Seitún law firm, where he worked from June 2001 through September 2007. In April 2008, he was appointed commercial manager of Central Resources in Argentina. Among other responsibilities, he was in charge of crude marketing, treasury, relations with unions and institutional relations. He represented the company at the CEPH, the Association of Crude Oil Producing Companies and with the federal and provincial authorities. In September 2009 Tomás returned to the law practice. His practice primarily involves Oil & Gas law, Corporate law, Business law and Corporate Social Responsibility. He also acted as part time advisor to the Government of the City of Buenos Aires. He was born on April 13, 1977.

Jacqueline Berzón is a lawyer. From 2005 to 2010 she served as an alternate member and as a member of the Supervisory Committee of Telecom Argentina. She is a member of the Supervisory Committee again since 2013. She is currently a member of the Supervisory Committee of Telecom Personal S.A., Monsanto Argentina SAIC and Chairwoman of Hungry Man Argentina S.R.L. She was born on October 9, 1975.

Guillermo Feldberg is a public accountant. He has been an alternate member of our Supervisory Committee since 2004. He is also an alternate member of the Supervisory Committees of Telecom Argentina, Personal, Micro Sistemas and Sofora. He is Chairman of Agropecuaria La Victoria S.A., Caroline Establecimientos Agropecuarios S.A., Ineba S.A., Izzalini Trade S.A., GWF S.A., Majuida S.A., Viosan S.A., Asociación ORT Argentina and Pintarko S.A. He is Vice Chairman of Doble “G” del Litoral S.A. and Fundación Ineba (Instituto de Neurociencias Buenos Aires). He was born on February 20, 1951.

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

On May 22, 2001 the Argentine government issued Decree No. 677/01, entitled “Regulation of Transparency of the Public Offering,” or the “Transparency Decree”, replaced since January 28, 2013 by equivalent articles included in Law No. 26,831. See “Item 9. The Offer and Listing—The Argentine Securities Market—Capital Markets Law — Law No. 26,831” below. The intention of this decree, which is also stated within Law No. 26,831, was to move towards the creation of an adequate legal framework that may strengthen the level of protection of investors in the market. The main objectives of the Capital Markets Law and the Transparency Decree were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient reallocation from savings to investments and good practices in the administration of corporations.

Law No. 26,831 vests in members of the Board of Directors:

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

A director will not be liable if, notwithstanding his presence at a meeting at which a resolution was adopted or his knowledge of the resolution, a written record exists of his opposition thereto and he reports his opposition to the Supervisory Committee before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the Shareholders’ Meeting, the competent governmental agency or the courts. Any liability of a director vis-à-vis Nortel terminates upon approval of the directors’ performance by the Shareholders’ Meeting, provided that shareholders representing at least 5% of our capital stock do not object and provided further that this liability does not result from a violation of the Company’s bylaws or the law or the regulations.

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

Pursuant to General Resolution No. 400/02 of the CNV, published in the Official Bulletin on April 5, 2002, the provisions of the Transparency Decree, which are now part of Law No. 26,831, relating to the Audit Committee were applicable for the financial years beginning on or after January 1, 2004.

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

According to Law No. 26,831 the duties of the Audit Committee shall be:

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

•                  supervising internal control systems and verifying the fulfillment of norms of conduct; and

•                  giving an opinion regarding the Board of Directors’ proposal to designate external auditors and evaluating their independence, among others.

At its meeting of April 29, 2014, the Board of Directors elected Mr. Julio Pedro Naveyra, Mr. Domingo Jorge Messuti and Ms. María Inés Cecilia de San Martín to the Audit Committee. All members have the experience required by Section 13, Chapter II of the CNV rules and are independent directors under SEC regulations and CNV rules. Mr. Naveyra was appointed as the Committee’s financial expert.

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

Duties and Liabilities of Directors and General Manager

Under Argentine law, directors have the obligation to perform their duties with loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to Nortel, Nortel’s shareholders and third parties for the improper performance of their duties, for violations of law, Nortel’s bylaws or regulations and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a director by a company’s bylaws or regulations or by resolution of a shareholders’ meeting. In such cases, a director’s liability will be determined with reference to the performance of such duties, provided that such limitation is made public by means of registration with the Public Registry of Commerce. Under Argentine law, directors are prohibited from engaging in activities in competition with Nortel without express authorization of a shareholders’ meeting. Certain transactions between directors and Nortel are subject to ratification procedures established by Argentine law.

A General Manager of Nortel would not have any policy-making authority. A General Manager would act at the direction of the directors in carrying out their policies and business decisions. At the annual shareholders’ meeting held on April 29, 2004, the shareholders of Nortel agreed to purchase a civil liability insurance policy to cover Directors, members of the Supervisory Committee and any other officer or manager of the Company, against any judicial or non-judicial claim derived from or related to their duties at Nortel. Such insurance was thereafter purchased by Nortel and has remained in effect since then.

Compensation

The compensation of the members of the Board of Directors and the Supervisory Committee of Nortel is established for each fiscal year at the annual meeting of shareholders.

During the year ended December 31, 2014, Nortel was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

Accrued compensation as of December 31, 2014 for the members of the Board of Directors and the members of the Supervisory Committee acting as from April 29, 2014 was approximately P$9 million and P$2.1 million, respectively. The portion of these amounts corresponding to Nortel results from the proposal made by Nortel’s Board of Directors, with the prior favorable opinion of the Audit Committee, for the aggregate compensation to the members of the Board of Directors and the Supervisory Committee in connection with their duties performed since April 29, 2014. Such compensation is subject to approval by the Annual and Extraordinary General Shareholders’ meeting which will be held on April 29, 2015.

As of December 31, 2014 compensation paid by Nortel and its subsidiaries as advance payments to the members of the Board of Directors and members of the Supervisory Committee of Nortel acting since April 29, 2014 was approximately P$1.34 and P$1.25 million, respectively, for fiscal year 2014. Therefore, the aggregate compensation paid by Nortel and its subsidiaries to the members of Nortel’s Board of Directors and the members of Nortel’s Supervisory Committee acting as from April 29, 2014, was approximately P$2.59 million for fiscal year 2014.

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

Share Ownership

None.

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of December 31, 2014, Nortel’s capital stock was represented by ordinary shares (78.38% of the capital stock) and Preferred Series B shares (21.62% of the capital stock). All of Nortel’s ordinary shares are owned by Sofora. Nortel’s total Series B Preferred Shares have no voting rights.

The ownership of Nortel’s shares of common stock as of April 21, 2015 was as follows:

Shareholder	Percentage
Sofora Telecomunicaciones S.A.	100%

Sofora

Sofora is an Argentine holding company which owns 100% of the shares of common stock of Nortel, which represents 78.38% of the total capital stock of Nortel.

The ownership of Sofora’s stock as of the date of this Annual Report is as follows:

Shareholders	Percentage
Telecom Italia Group (1)	51.00
Werthein Group (2)	32.00
Fintech (3)	17.00
Total	100.00

(1)         Includes 18.5% of Sofora’s stock owned through Telecom-Italia International N.V. and 32.5% of Sofora’s stock owned through Telecom Italia.

(2)         Stock owned through W de Argentina — Inversiones S.L.

(3)         Stock owned through Fintech Telecom LLC

The shares of common stock owned by Sofora constitute all of Nortel’s common capital stock. In the event of certain payment defaults or breaches of covenants, holders of Nortel’s Series B preferred stock obtain voting rights and collectively have the right to elect one director of Nortel. No such right is currently held.

Pursuant to the List of Conditions as amended by S.C. Resolutions No. 111/03 and No. 29/4: (i) any reduction of Nortel’s ownership in the capital stock of Telecom Argentina to less than 51% without prior approval of the Regulatory Bodies or (ii) any reduction of ownership of current common shareholders in Nortel’s voting capital stock to less than 51% without prior approval of the Regulatory Bodies, may result in the revocation of Telecom’s telecommunications license.

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

During 2011, Telecom Italia International N.V. (a company of the Telecom Italia Group) acquired 8% of Nortel’s total Series B Preferred Shares and also made a public announcement together with Telecom Italia S.p.A. regarding the acquisition of Series B Shares representing 1.58% of Telecom Argentina’s capital stock through the local company Inversiones Milano S.A. (which has changed its name to Tierra Argentea S.A.).

W de Argentina - Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. have signed a shareholders’ agreement for the joint management of Sofora, Nortel, Telecom Argentina and its subsidiaries, including Telecom Personal, which was amended in August 2010, October 2010 and March 2011. See “—Shareholders’ Agreement” below.

On August 5, 2010, the Shareholders’ Agreement was amended by the parties. As a result of the commitment of the shareholders of Sofora Telecomunicaciones S.A. before the CNDC, on October 13, 2010 further modifications were introduced. On March 9, 2011, in connection with the transfer of 10% of the share capital of Sofora Telecomunicaciones S.A. in favor of Telecom Italia International N.V. held on that date, further amendments to the Shareholders’ Agreement were introduced in order to preserve the government rights that parties had until then, clarifying that even though W de Argentina - Inversiones S.L. would have 32% of the share capital of Sofora Telecomunicaciones S.A., W de Argentina - Inversiones S.L. kept the same government rights that it had under the Shareholders’ Agreement, as if it continued to hold 42% of the share capital of Sofora Telecomunicaciones S.A. (hereinafter the Shareholders’ Agreement and its modifications, the “New Shareholders’ Agreement”). For additional information about the New Shareholders’ Agreement, see “—Shareholders’ Agreement.”

On November 14, 2013 Telecom Italia S.p.A and Telecom Italia International N.V. (collectively, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea”, a company controlled by the Sellers) announced their acceptance of the offer made by Fintech to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel, and Tierra Argentea.  The purchase offer was for a total amount of US$960 million, of which US$859.5 million would be paid as consideration for the sale of:

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

The remaining US$100.5 million would be paid pursuant to additional agreements related to the transaction, including an agreement to continue providing the Telecom Argentina companies technical support and other services for up to three years, the waiver and amendment of certain rights under the current Shareholders’ Agreement relating to Telecom Argentina, in favor of the Werthein Group, which will retain 32% of the voting shares of Sofora, and the commitment by Fintech to pay amounts already reserved for dividends by Telecom Argentina, if such dividends are not declared and paid by the Telecom Argentina group prior to closing.

In implementing the above-mentioned agreements, on December 10, 2013, the Class B Shares of Telecom Argentina and the Class B Shares of Nortel owned by Tierra Argentea were transferred to Fintech for a total amount of US$108.7 million. As a result, the Telecom Italia Group’s economic interest in Telecom Argentina was reduced to 19.3%.

At the end of the third quarter (September 30, 2014) Sofora’s shares belonged to Telecom Italia S.p.A, (32.5%), to Telecom Italia International N.V. (35.5%), (Telecom Italia S.p.A. y Telecom Italia International N.V., jointly, the “Telecom Italia Group”) and to W de Argentina - Inversiones S.L. (32%).

On October 25, 2014, Telecom Italia S.p.A. announced the acceptance of an offer by Fintech to amend and restate the agreement announced on November 14, 2013. Under this amending agreement: 1) on October 29, 2014 Telecom Italia International N.V. transferred 17% of the capital stock of Sofora to Fintech; 2) it was confirmed that the transfer of the 51% controlling interest in Sofora is subject to the prior regulatory approval of the SC and closing of the transaction will not occur until such approval is obtained. It is expected that the transfer of such controlling interest will take place within the next two and a half years.

It was announced that the majority of the members of Sofora’s Board of Directors will continue to be appointed by the Telecom Italia Group until the regulatory authorizations in Argentina are obtained and the transfer of the 51% controlling interest in Sofora is completed. No material changes in Sofora and its subsidiaries’ corporate governance are expected.

It was also announced that: “if the sale of 51% of Sofora to Fintech is not completed within two and one-half years, Telecom Italia may then elect to either (i) terminate the agreement with Fintech and receive a six-month call option to purchase (or designate a Telecom Italia Group company to purchase) the 17% minority interest in Sofora previously sold to Fintech pursuant to an agreed formulation or (ii) pursue a sale of its 51% controlling interest in Sofora to a third party purchaser, subject to applicable regulatory approval and as to which Fintech has agreed to guarantee that Telecom Italia will receive an overall amount of at least US$ 630.6 million. After such third party sale is consummated, if the overall amount received in connection with such approved sale exceeds the purchase price amount guaranteed by Fintech, any excess will be allocated between the parties according to an agreed formula.

If it is not possible for Telecom Italia to sell to a third party within a period of two and one-half years, the agreement with Fintech will be terminated, Fintech will pay to Telecom Italia an amount of US$ 175 million and Telecom Italia will have an option to purchase (or designate a Telecom Italia Group company to purchase) within a period of sixth months the 17% minority interest in Sofora previously transferred to Fintech, pursuant to a formula agreed by the parties.”

As of the date of issuance of this Report, Sofora’s shares belong to Telecom Italia S.p.A. (32.5%), Telecom Italia International N.V. (18.5%); W de Argentina - Inversiones S.L. (32%) and Fintech Telecom LLC (17%).

The economic rights of Telecom Italia Group in Telecom Argentina amount to 14.5% as of the date of this Annual Report.

More information about the agreement between the Telecom Italia Group and Fintech is available in the “Relevant Facts” Section of the CNV at www.cnv.gob.ar, and in the “Company filings search” Section (Telecom Italia S.p.A and Nortel Inversora) of the SEC in www.sec.gov.

The transfer to Fintech of the 51% controlling interest held by the Telecom Italia Group in Sofora is conditional upon prior approval by regulatory authorities.

If the transaction is consummated, Fintech will have the ability to exert significant control over us, including the right to nominate, through our parent companies, Sofora and Nortel, the majority of our directors pursuant to the terms of the Shareholders’ Agreement.

The Telecom Italia Group

The Telecom Italia Group operates mainly in Europe, South America and the Mediterranean Basin.

The Telecom Italia Group is engaged principally in the communications sector and, particularly, the fixed and mobile national (Italy) and international telecommunications sector.

As of December 31, 2014, the Telecom Italia Group had approximately 12.5 million physical Accesses (retail) in Italy, a decrease of 0.7 million compared to December 31, 2013. The Wholesale customer portfolio in Italy reached approximately 7.2 million Accesses for telephone services at December 31, 2014 (stable compared to December 31, 2013).

The Broadband portfolio in Italy reached 8.8 million Accesses at December 31, 2014 (consisting of approximately 6.9 million retail Accesses and 1.9 million wholesale Accesses), substantially stable compared to December 31, 2013 (8.7 million Accesses).

In addition, the Telecom Italia Group had approximately 30.4 million mobile telephone lines in Italy at December 31, 2014, a decrease of approximately 0.8 million compared to December 31, 2013.

As of December 31, 2014, the Telecom Italia Group had 75.7 million mobile telephone lines in Brazil (73.4 million at December 31, 2013).

W de Argentina — Inversiones S.L.

W de Argentina — Inversiones, a company of the Werthein Group, is a company owned by Daniel Werthein, Adrián Werthein, Gerardo Werthein and Darío Werthein. The Werthein Group’s main lines of business include farming and oil operations, insurance and real estate activities, as described below:

• Farming and Oil Operations. Gregorio, Numo y Noel Werthein S.A.A.G.C. e I. (“GNNW”) is the name of the company that handles the businesses of the Werthein Group, mainly related to agribusiness activities and food products. The company owns more than 196,453 acres in the primary farming areas of Argentina, harvesting more than 31,327 tons of different crops and with more than 20,484 heads of cattle dedicated to meat production. It is also involved in the manufacturing of processed fruits as well as teas and other infusions. Most of its products are aimed at the international markets with important exports worldwide. GNNW is also carrying out, through joint ventures, studies, exploration and exploitation of hydrocarbon in Province of La Pampa, Argentina.

• Insurance Activities. The Werthein Group controls Los W S.A., which had an interest in Caja de Ahorro y Seguro S.A., or CAYSSA, a leading insurance company in Argentina until March 31, 2015. CAYSSA controls, directly or indirectly, several subsidiaries that offer general, personal, life, accident, work risk insurance products and retirement insurance and life insurance products that complement retirement insurance. CAYSSA also has shareholdings in companies that provide marketing services and travelers’ assistance services. Since March 31, 2015, the Werthein Group has increased to 100% its interests in La Caja Aseguradora de Riesgos del Trabajo ART S.A., a leading work risk insurance company in Argentina, and La Caja de Seguros de Retiro S.A., a retirement insurance company in Argentina. Additionally, as from that date, together with certain third party individuals, the Werthein Group attained control of La Estrella S.A. Compañía de Seguros de Retiro, a leading retirement insurance company in Argentina.

• Real Estate Activities. The Werthein Group conducts real estate, construction, consulting, public works and other real estate-related activities through its interests in other companies.

Ownership of Nortel’s Shares of common stock

The following table sets forth, as of March 31, 2015 (except as described below), and based upon information available to the Company, each owner of 5% of any class of the Company’s equity securities and the total amount of each class of the Company’s equity securities owned by the Company’s directors and officers, as a group.

	Number of Shares Owned	Percent of Class
Series B Preferred Shares (1)(2)(3):
Fintech Advisory Inc.	228,915	15.57%
Berkley Capital	191,454	13.02%
Galisteo Investments C.V.	145,000	9.86%

Shares of common stock:
Sofora Telecomunicaciones S.A.	5,330,400	100%

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

As of March 31, 2015, there were approximately 29,409,100 Series B ADSs (representing 1,470,455 Series B Preferred shares, or 100% of all Series B Preferred shares outstanding) held in the United States. Since certain of these Series B ADSs are held by nominees, the number of beneficial owners may be greater or less than such estimate.

“Telco” and “TI-W” Commitments

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefónica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Telco Transaction”). On December 22, 2009, Sintonia S.A. (Benetton) left the consortium and its participation was assumed by the remaining shareholders of Telco S.p.A. on a pro rata basis. As of December 31, 2014, Telco holds 22.3% of Telecom Italia S.p.A.’s voting shares.

The Telco Transaction has generated different opinions with respect to its impact on Argentina’s telecommunications market in light of the Argentine Antitrust Law and the existing regulatory framework.

Consequently, the Telco Transaction led to the intervention of various administrative bodies whose decisions have been subject to various presentations and complaints before administrative and judicial courts.

On August 5, 2010, Telecom Italia S.p.A., Telecom Italia Internacional N.V. and W de Argentina agreed to:

• A settlement agreement to end all legal proceedings existing between the parties as direct shareholders of Sofora and indirect shareholders of the remaining companies of the Telecom Argentina Group (Sofora, Nortel, Telecom Argentina and its subsidiaries and Personal and its subsidiaries), which has been originated as a result of the Telco Transaction.

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

On October 12, 2010, the CNDC issued Opinions No. 835 and 836 in connection with the Telco Transaction and the TI-W Transaction, respectively. In Opinion No. 835, the CNDC advised, among other things, the Secretary of Economic Policy of the Economy Ministry to accept the Telco Commitment with the clarifications and specifications made in Title XIV of such Opinion, and, consequently, subject the approval of the Telco Transaction, pursuant to Section 13, paragraph b) of the Argentine Antitrust Law to the irrevocable and effective fulfilling of the Telco Commitment with the clarifications and specifications as mentioned. In addition, the CNDC made some pro-competition recommendations to the SC and to the CNC, which are included as Annex I to such Opinion.

The terms and conditions of the Telco Commitment offered by the above-mentioned companies are detailed in Title XIV of the above-mentioned Opinion, together with the clarifications and specifications made by the CNDC.

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

On October 13, 2010, the Secretary of Economic Policy of the Economy Ministry issued Resolution No. 148/10 which, in its operative part, among other issues, authorizes the Telco Transaction subject to “the irrevocable and effective fulfillment of the Telco Commitment with the clarifications and specifications made in Title XIV of CNDC Opinion No. 835/10.” On the same date, the Secretary of Economic Policy of the Economy Ministry issued its Resolution No. 149/10, in which it accepted the TI-W Commitment and approved the TI-W Transaction in the terms of Section 13 paragraph b) of the Argentine Antitrust Law.

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

The Telco Commitment and the TI-W Commitment are available to the public in Spanish at “www.nortelsa.com.ar/compromisos” and a summary of them is available in English at the SEC website (www.sec.gov).

On March 9, 2011, Telecom Italia International N.V., Telecom Italia S.p.A and certain entities of the Werthein Group entered into a share purchase agreement under which the Werthein Group agreed to sell common shares of Sofora representing 10% of Sofora’s share capital, to Telecom Italia International NV.

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

As a result of the acquisition of the 17% of Sofora’s shares which was concluded on October 29, 2014, Fintech Telecom LLC adhered as a part of the New Shareholder’s Agreement.

Below is a brief summary of the main terms and conditions of the New Shareholders’ Agreement and the principal amendments to the 2003 Shareholders’ Agreement:

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

With respect to Nortel:

•                  W de Argentina shall have the right to appoint two out of seven Board members and the Telecom Italia Group shall have the right to appoint four Board members. The seventh director will be nominated by the Preferred Series A and Preferred Series B Shareholders of Nortel, as long as they have such rights in accordance with the terms and conditions of issuance of the preferred shares (as of December 31, 2014 there were no outstanding Preferred Series A shares). In the event that Preferred Series A shares and / or Preferred Series B shares lose their right to appoint a director, the Telecom Italia Group and W de Argentina acquire the right to jointly appoint a director. As of December 31, 2014 there were no outstanding Preferred Series A shares. Decisions will be made by the majority of directors present at each meeting. In case of a tie, the chairman shall cast the deciding vote.

•                  W de Argentina shall be entitled to nominate the Chairman of the Audit Committee of Nortel.

With respect to Telecom Argentina:

•                  As a general rule, Nortel shall have the right to nominate six directors and the minority shareholders shall have the right to nominate one director. Four of the above-mentioned six Board members to be nominated by Nortel shall be nominated by the Telecom Italia Group and the remaining two shall be nominated by W de Argentina. In the event that other shareholders of Telecom Argentina had the right to appoint more than one director, the composition of the Board of Directors of Telecom Argentina shall be modified so that the Telecom Italia Group shall nominate the majority of the members of the Board of Directors. Decisions will be made by the majority of directors present at each meeting. In case of a tie, the Chairman shall cast the deciding vote.

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

On November 14, 2013 Telecom Italia S.p.A and Telecom Italia International N.V. (collectively, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea”, a company controlled by the Sellers) announced their acceptance of the offer made by Fintech to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel, and Tierra Argentea.  See “Item 7—Major Shareholders and Related Party Transactions— Major Shareholders.”

Pursuant to the Amended and Restated Mutual Shareholder Release and the Amended and Restated Deed of Adherence each dated as of October 24, 2014, upon the closing of the Fintech transaction, all of the Sellers’ rights, liabilities and obligations under the Shareholders’ Agreement will be terminated, and Fintech shall be vested with all rights and obligations established under the Shareholders’ Agreement for the benefit of Telecom Italia S.p.A. and Telecom Italia International N.V.

Changes in Telco S.p.A.’s ownership

As disclosed by Telecom Italia S.p.A. — hereinafter “TI” — in its latest available public information, the Italian company Telco is one of its main shareholders, with a participation of the 22.3% of the voting shares of TI, the company that indirectly controls Telecom Argentina.

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

Madrid, September 24, 2013.”

Information on the demerger of Telco S.p.A

On June 26, 2014 Telco S.p.A issued a press release calling a General Extraordinary Shareholders’ Meeting, to be held on July 9, 2014, in order to consider its own demerger, pursuant to the right of its shareholders, Assicurazioni Generali S.p.A., Mediobanca S.p.A. and Intesa SanPaolo S.p.A., to require such demerger, which closing is subject to obtaining the corresponding authorizations from the applicable authorities.

The relevant portion of the press release issued by Telco S.p.A is follows:

“(…).The Board also acknowledged receipt of the notices received from shareholders Assicurazioni Generali S.p.A. (also in the name and on behalf of the Telco S.p.A shareholders which are also Generali group companies), Mediobanca S.p.A. and Intesa Sanpaolo S.p.A. on June 16, 2014, stating their intention to exercise their right to request the demerger of Telco S.p.A under the terms of the shareholders’ agreement. The Board also unanimously approved the proposed partial demerger of the company (the “Demerger”) as a result of which four newly-incorporated beneficiary companies, 100%-owned by each shareholder, will be allocated the respective shareholder’s stake in Telecom Italia currently held by Telco S.p.A (equal to 22.4% of Telecom Italia’s ordinary share capital), as follows: 14.77% to the newco owned by Telefónica, 4.32% to the newco owned by the Generali Group, and 1.64% to each of the newcos owned respectively by Intesa Sanpaolo and Mediobanca.

As part of the Demerger, Telco will also repay all its bank debt outstanding (€660 million as of April 30, 2014) and the bond issue subscribed to by its shareholders (€1,750 million nominal value, plus €70 million in interest accrued to April 30, 2014), plus the interest that will accrue until the repayment date, via funds to derive from a shareholders’ loan to Telco S.p.A, which will be disbursed pro rata to the shareholders’ investment in the company immediately prior to the execution of the Demerger. With the Demerger, then, each newco will be allocated the respective share of the shareholders’ loan as well as the relevant Telecom Italia stake.

Completion of the Demerger is subject to the requisite clearances from the following authorities: Conselho Administrativo de Defensa Econômica “CADE” (Brazilian antitrust authority); Agência Nacional de Telecomunicações “ANATEL” (Brazilian regulatory authority); Comision Nacional de Defensa de la Competencia “CNDC” (Argentinean antitrust authority) and, for those matters which fall within its scope of responsibility, Istituto per la Vigilanza sulle Assicurazioni IVASS (Italian insurance regulatory authority).

Telco S.p.A will continue to exist with a minimal share capital and with no Telecom Italia shares held, in order to deal with the remaining assets and liabilities on the balance sheet. The company will then be placed in liquidation once this phase is complete.

The Telco S.p.A demerger will also be submitted to the approval of shareholders in the extraordinary general meeting called to take place on July 9th.

As of the date on which the Demerger becomes effective, every effect of the shareholders’ agreement in force between the shareholders of Telco S.p.A shall cease to be effective.

Milán, June 26, 2014.”

Following up on the above information, on July 9, 2014 Telco S.p.A. issued a new press release, informing that the General Extraordinary Shareholders’ Meeting held on such date “approved the proposed partial demerger of Telco S.p.A, as already approved by the Board of Directors and disclosed on June 26, 2014, the completion of which is subject to the requisite clearances from CADE (Brazilian Antitrust Authority), Anatel (Brazilian Regulatory Authority), CNDC and, for those matters which fall within its scope of responsibility, Istituto per la Vigilanza sulle Assicurazioni IVASS.”

To date, IVASS, Anatel and CADE have approved the transaction. Both ANATEL and CADE conditioned their approval on, among others, (i) the suspension of all political rights of Telefónica in Telecom Italia and its controlled companies and (ii) the sale of all Telecom Italia shares to be held directly or indirectly by Telefónica.

In compliance with the conditions set forth by ANATEL while approving the demerger (through “Ato” on December 22, 2014, as amended on March 12, 2015), on March 20, 2015, Telefónica committed (such a commitment being qualified as a shareholder agreement pursuant to Italian law) to waive all its “political rights” in relation to Telecom Italia, as well as any of Telecom Italia’s subsidiaries, for as long as Telefónica holds a stake in Telecom Italia. Therefore, Telefónica will not:

•                  appoint any members to the Board of Directors, Board of Statutory Auditors, Board of Officers, or to any other corporate bodies with equivalent attributions of the above-mentioned companies;

•                  exercise any voting and veto rights at any shareholders’ meetings of the above-mentioned companies, or at any other deliberative forum of TI with equivalent attributions, and;

•                  access to, or participate by means of the registry of its attendance for the purposes of forming installation or deliberation quorums at, shareholders’ meetings of the above-mentioned companies, or in any other deliberative forum of TI with equivalent attributions.

Furthermore, on March 26, 2015, Telco, at the request of Telefónica, submitted a request to Telecom Italia for an item to be added to the agenda of the annual general shareholders´ meeting to be held on May 20, 2015, asking for a modification of the Telecom Italia Bylaws in response to the rulings issued by ANATEL. Such modification is intended to comply with the provisions contained in the aforementioned rulings which authorized the Demerger subject, inter alia, to the neutralization of Telefónica’s “political rights” in Telecom Italia and its subsidiaries.

Related Party Transactions

Telecom’s and our policy is to make transactions with related parties on arm’s-length basis. In addition, Section 72 of Law No. 26,831 provides that before a publicly-listed company may enter into an act or contract involving a “relevant amount” with a related party or parties, the publicly-listed company must obtain approval from its Board of Directors and obtain a valuation report from its Audit Committee or two independent valuation firms that demonstrates that the terms of the transaction are consistent with those that could be obtained at an arm’s-length basis. If the Audit Committee or two independent valuation firms do not find that the terms of the contract are consistent with those that could be obtained on an arm’s-length basis, approval must be obtained from the shareholders. “Relevant amount” means an amount which exceeds 1% of the issuers’ equity as contained in the latest approved financial statements.

During 2014 Nortel entered into related party transactions with Telecom for an aggregate amount of less than P$ 1 million, consisting of office space lease and other administrative expenses. Nortel has not entered into transactions with any other related party in 2014.

In addition, Telecom has been involved in a number of transactions with its related parties since the Transfer Date.

Transactions between Telecom and related parties of Sofora (including Telecom Italia and W de Argentina — Inversiones and/or their respective affiliates) resulted in expenses or purchases of approximately P$571 million for the year ended December 31, 2014. Of that amount, P$472 million was incurred with Telecom Italia and its affiliates for telecommunications services received by Telecom, international capacity hiring, purchases of equipment and materials and other services provided to Telecom, and P$99 million incurred with W de Argentina—Inversiones’ affiliates for insurance and labor costs.

Transactions with related parties of Sofora resulted in income for services rendered by us of approximately P$452 million for the year ended December 31, 2014, corresponding to services rendered to Telecom Italia and its affiliates of P$48 million and to W de Argentina—Inversiones of P$404 million for telecommunications services provided by Telecom.

In addition, there were no financial transactions with related parties of Sofora for the year.

See Note 27 to our Consolidated Financial Statements for more detail regarding related parties transactions for the year ended December 31, 2014.

During 2014, Personal entered into a technical services agreement with Telecom Italia which expired in December 2014. Under this agreement, P$4.6 million were incurred as expenses for the year ended December 31, 2014. As of the date of this Annual Report, a new technical services agreement with Telecom Italia is pending of renegotiation by Personal.

In addition, although the technical service agreement of Telecom Argentina expired in December 2012, the company does not expect its renegotiation.

These agreements were submitted to an independent firm for evaluation, which found them to be “reasonable” and “in accordance with market practice in all material respects” and in accordance with the procedure established by Law No. 26,831 for contracts with related parties. These were also submitted and approved by Telecom Argentina’s Audit Committee and its Board of Directors.

As of December 31, 2014, we had no loans outstanding to the executive officers of Nortel and Telecom Argentina.

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

On June 10, 2014, Telecom Argentina paid a dividend of approximately P$601 million to its shareholders for the year ended December 31, 2013 (of which approximately P$334 million was paid to Nortel). This allowed Nortel to make available (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2013 of approximately P$163 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2013 of approximately P$169 million, on June 13, 2014  (both of them approved by Nortel’s Board of Directors at its meeting held on May 28, 2014, pursuant to the powers delegated to it by Nortel’s shareholders at meetings held on April 27, 2012, April 26, 2013 and April 29, 2014).  On September 22, 2014, Telecom Argentina paid a dividend of approximately P$601 million to its shareholders for the year ended December 31, 2013 (of which approximately P$334million was paid to Nortel). This allowed Nortel to make available (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2013 of approximately P$106 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2013 of approximately P$111 million, on October 23, 2014 (both of them approved by Nortel’s Board of Directors at its meeting held on October 10, 2014, pursuant to the powers delegated to it by Nortel’s shareholders at meetings held on April 27, 2012, April 26, 2013 and April 29, 2014).

Currently, Nortel’s interest in Telecom Argentina is its principal asset. Therefore, Nortel’s sources of funds for its own cash needs, including dividend payments, are likely to be limited to dividend payments (if made) from Telecom Argentina and proceeds from any borrowings, which borrowings cannot exceed US$50 million without the approval of the holders of Nortel’s Series B Preferred Shares.

According to CNV rules (New Text 2013), Shareholders’ Meetings that approve financial statements in which retained earnings are positive must make a specific determination on the use of such earnings in accordance with the Law No. 19,550 and, as a result, must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. As a result of this rule the balance of retained earnings after the allocation approved by the Annual Shareholders’ Meeting should be zero.

Under the above-described restrictions, the legal ability of shareholders at any annual meeting of Telecom Argentina to vote to distribute dividends depends on: (i) the existence of liquid and realized profits and (ii) satisfaction of the financial conditions necessary to distribute dividends without negatively affecting the interests of Telecom Argentina.

In preparing the Annual Report in compliance with Argentine requirements, at the end of each fiscal year, the Board of Directors analyzes Nortel’s economic and financial position and its compliance with the above-mentioned restrictions. The Board of Directors then proposes a course of action with respect to retained earnings, which may or may not include a dividend distribution. Nortel’s shareholders then make a decision with regards to the Board’s proposal at the Shareholders’ Meeting.

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

As of April 21, 2015, the number of shares authorized and outstanding was as follows:

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

	Per Series B ADS
	High	Low
	(dollars)
Annual
2009	16.40	3.57
2010	33.07	14.90
2011	35.34	19.68
2012	26.90	9.10
2013	23.42	12.36
Quarterly
2013
First Quarter	16.49	12.36
Second Quarter	18.59	14.20
Third Quarter	20.34	13.88
Fourth Quarter	23.42	19.20
2014
First Quarter	19.60	15.90
Second Quarter	25.91	17.62
Third Quarter	25.70	20.29
Fourth Quarter	23.88	20.45
Monthly
2014
October	23.23	21.55
November	23.88	22.61
December	22.28	20.45
2015
January	22.00	20.71
February	22.99	20.71
March	25.14	22.13
April (through April 21, 2015)	22.43	20.72

On April 21, 2015, the reported last sale price of the Series B ADSs on the New York Stock Exchange was US$21.47.

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

The Argentine Securities Market

As of March 2015, eleven securities exchanges exist in Argentina, of which five (including the Buenos Aires Stock Exchange) have affiliated stock markets and are authorized to quote publicly-offered securities. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854. For the year ended December 31, 2014, the ten most actively traded equity issues represented approximately 85% of the total volume of equity traded on the market. Trading in securities listed on an exchange is conducted through a Mercado de Valores (“Stock Market”) affiliated with such exchange.

Securities may also be listed and traded on the Mercado Abierto Electrónico S.A. (the “MAE”), an electronic over-the-counter market trading system that functions independently from the Buenos Aires Stock Exchange and the Buenos Aires Stock Market. However, in March 1992, the Buenos Aires Stock Exchange, the Buenos Aires Stock Market and representatives of the dealers on the MAE implemented an agreement that causes trading in equity and equity-related securities to be conducted exclusively on the Buenos Aires Stock Market, while all corporate debt securities listed on the Buenos Aires Stock Exchange may also be traded on the MAE. Trading in Argentine government securities, which are not covered by the agreement, is expected to be conducted principally on the MAE. The agreement does not extend to other Argentine stock exchanges.

The CNV is responsible for the regulation and supervision to ensure the correct application of the rules governing the Argentine Securities Market, which will continue under the new regulatory framework described as follows.

Capital Markets Law — Law No. 26,831

On December 28, 2012, the new Capital Markets Law (Law No. 26,831) was published in the Official Bulletin. This Law eliminates capital markets’ self-regulation and grants new powers to the CNV, including the ability to request reports and documents, conduct investigations and inspections of natural and legal persons under its control, call to testify and take informative and testimonial declaration. Likewise, if as a result of investigations performed, it is determined that non-controlling interests or the interests of holders of securities subject to public offering have been harmed, the CNV, according to the severity of the harm determined, may appoint overseers with the power to veto resolutions adopted by the Board of Directors and/or discontinue the Board of Directors for a maximum period of 180 days until deficiencies found are remedied.

Law No. 26,831 supersedes Law No. 17,811 and Decree No. 677/01, among other rules, and became effective on January 28, 2013.

In August 2013, the PEN issued Decree No. 1,023/13 regulating certain sections of Law No. 26,831 and in September 2013, the CNV issued the Resolution No. 622/13 which established the new comprehensive rules of the CNV and also implements regulation related to certain sections of Law No. 26,831.

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

In connection with recommending certain actions for approval by shareholders, the Board of Directors of Nortel has occasionally obtained opinions of internal and/or external counsel concerning the compliance of the actions with Argentine law and Nortel’s bylaws (or regulations, if any). Nortel currently intends to obtain similar opinions in the future as the circumstances require it. Although the issue is not free from doubt, based on advice of counsel, Nortel believes that a court in Argentina in which a case has been properly presented would hold that a non-controlling shareholder voting in good faith and without a conflict of interest in favor of such a resolution based on the advice of counsel that such resolution is not contrary to Argentine law or Nortel’s bylaws or regulations would not be liable under this provision.

Voting Rights

The holders of Series B Preferred Shares, or their proxies, shall be entitled to attend the Shareholder Meetings of Nortel but their attendance shall not be required to form a quorum and they shall have no voting rights, except: (i) if, after Nortel’s third full fiscal year in existence, dividends could be but have not been fully paid on the Series B Preferred Shares; (ii) if Nortel fails to comply with any of the covenants described below, including the covenant to ensure Telecom Argentina maintains a ratio, on a pro forma basis, of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series B Preferred Shares) of not more than 1.75 to 1; or (iii) upon the occurrence of the events specified in Article 217 or Article 244, fourth paragraph, of the Corporations Law, including the voluntary delisting of securities, certain events of dissolution, change in corporate purpose or duration, transfer of corporate domicile outside of Argentina, repurchase of securities or merger in which Nortel is not the surviving corporation. In the event that the voting rights associated with the Series B Preferred Shares are triggered, each Series B Preferred shareholder will be entitled to exercise one vote per share and will vote together with the holders of shares of common stock, except as to matters related to the election of directors where, as set forth in Article 15 of Nortel’s bylaws, all the preferred shares of Nortel shall vote as a separate class and shall be entitled to elect one Acting and one Alternate director. The voting rights of the holders of Series B Preferred Shares will cease upon the full distribution by Nortel of all previously declared, accrued and unpaid dividends, plus any applicable interest thereon. Furthermore, in those cases where the granting of voting rights to the holders of Series B Preferred Shares would result in a violation of any commitment of Nortel under the Transfer Contract, or any other law or regulation applicable to the holding of a controlling interest by Nortel in Telecom Argentina, such voting rights may not be exercised until authorization has been obtained from the appropriate authority. As a result of Nortel’s violation in previous years of the covenant contained in the terms and conditions of issuance of the Series B (and, before their final redemption on June 14, 2012, the Series A Preferred Shares), which requires the ratio of Telecom Argentina’s total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of such terms of issuance) to be less than 1.75, the Series B Preferred Shares acquired voting rights. Since December 31, 2006 such ratio has no longer exceeded 1.75:1 and as a result Series B Preferred Shareholders have not had director voting rights in fiscal years 2007 to 2014, and will not have director voting rights in fiscal year 2015.

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

Dividends

Under the Argentine Corporations Law, dividends can be lawfully paid and declared only out of the company’s realized and liquid profits subject to the discretion of holders of shares of common stock. The board of directors submits to the shareholders for approval at an ordinary meeting of shareholders, the company’s financial statements for the previous fiscal year, together with a report thereon by the board of directors. The shareholders, upon approving the financial statements, determine the allocation of net profits (if any) of the company. The Argentine Corporations Law requires Argentine companies to allocate 5% of such net profits to a legal reserve until the amount of such reserve equals 20% of the capital stock of the company. The legal reserve is not available for distribution. The remainder of net profits may be paid as dividends or retained as a voluntary reserve or other account, or a combination thereof, all as determined by the shareholders. Dividends may not be paid if the legal reserve has been impaired. Under CNV Resolution No. 593/11, a Shareholders’ Meeting convened to approve the financial statements in which retained earnings are positive must make a specific decision on the use of such earnings in accordance with the Argentine Corporations Law and, as a result, must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. See Note 30 to our Consolidated Financial Statements regarding restrictions on distributions of profit and dividend. As provided-by CNV Resolution No. 609/12, positive retained earnings generated by the mandatory adoption of IFRS as from January 1, 2012, should be reassigned to a Special Reserve that can only be utilized for its capitalization or to absorb negative retained earnings. As a result, a total of P$204 million of positive retained earnings generated by the application of IFRS in Nortel’s 2012 statutory financial statements were assigned to the Special Reserve established by CNV Resolution No. 609/12 by the Ordinary and Extraordinary Annual Shareholders’ Meeting held on April 26, 2013.

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

Because Telecom Argentina did not pay dividends for fiscal years 2001-2008, Nortel was unable to make any dividend payments or pay the required amortization on its Series A Preferred Shares for the fiscal years ending December 31, 2001-2009. During 2010, Telecom Argentina paid dividends for the year ended December 31, 2009, of approximately P$1,053 million of which P$689 million was paid on May 5, 2010 and P$364 million was paid on December 20, 2010 (of which P$377 million and P$200 million was paid to Nortel respectively). This allowed Nortel to make available to the holders of Series A Preferred Shares dividends for the year ended December 31, 2010 of approximately P$389 million (of which P$356 was approved by Nortel’s Board on October 5, 2010 as a provisional dividend and later ratified by the Shareholders’ Meeting held on April 7, 2011, and P$33 million was approved by such Shareholders’ Meeting) and an amortization payment of approximately P$196 million (also approved by the Shareholders’ Meeting held on April 7, 2011). On April 19, 2011 Telecom Argentina paid a dividend of approximately P$915 million to its shareholders for the year ended December 31, 2010 (of which P$501 million was paid to Nortel. This allowed Nortel to make available to the holders of Series A Preferred Shares (i) a scheduled redemption payment of approximately P$349 million, (ii) dividends for the year ended December 31, 2010 of approximately P$58 million to the Series A Preferred Shares subject to the schedule redemption mentioned in (i) above, and (iii) an amount of approximately P$25 million as an additional distribution amount to those Series A Preferred Shareholders who have entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1 = P$1) and releasing Nortel from any claims relating to the “pesificación,” the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the shares subject to such scheduled redemption (all of them approved by Nortel’s Shareholders’ Meeting held on August 2, 2011). On May 10, 2012, Telecom Argentina paid a dividend of approximately P$807 million to its shareholders for the year ended December 31, 2011 (of which approximately P$442 million was paid to Nortel). This allowed Nortel to redeem all outstanding Series A Preferred Shares, by making available to their holders (i) a scheduled redemption payment of approximately P$363 million, (ii) dividends for the year ended December 31, 2011 of approximately P$105 million, and (iii) an amount of approximately P$8.3 million as an additional distribution amount to those Series A Preferred Shareholders who then entered into a settlement agreement with Nortel accepting the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1 = P$1) and releasing Nortel from any claims relating to the “pesificación,” the accrual of interest and the calculation, allocation or priority of all redemption and dividend payments made on the Series A Preferred Shares (all of them approved by Nortel’s Shareholders’ Meeting held on June 13, 2012). In addition, the liquidity obtained from Telecom Argentina’s payment of dividends allowed Nortel to make available (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2011 of approximately P$5.4 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2011 of approximately P$5.6 million (both of them also approved by Nortel’s Shareholders’ Meeting held on June 13, 2012).  On December 27, 2013, Telecom Argentina paid a dividend of approximately P$1,000 million to its shareholders for the year ended December 31, 2012 (of which approximately P$ 556 million was paid to Nortel). This allowed Nortel to make available on December 27, 2013 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2012 of approximately P$228 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2012 of approximately P$237 million (both of them approved by Nortel’s Board of Directors at its meeting held on December 16, 2013, pursuant to the powers delegated to it by Nortel’s shareholders at meetings held on April 27, 2012 and April 26, 2013).

On June 10, 2014, Telecom Argentina paid a dividend of approximately P$601 million to its shareholders for the year ended December 31, 2013 (of which approximately P$334 million was paid to Nortel). This allowed Nortel to make available (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2013 of approximately P$163 million, and (ii) to the holders of shares of common stock, a dividend for the year ended

December 31, 2013 of approximately P$169 million, on June 13, 2014  (both of them approved by Nortel’s Board of Directors at its meeting held on May 28, 2014, pursuant to the powers delegated to it by Nortel’s shareholders at meetings held on April 27, 2012, April 26, 2013 and April 29, 2014).  On September 22, 2014, Telecom Argentina paid a dividend of approximately P$601 million to its shareholders for the year ended December 31, 2013 (of which approximately P$334 million was paid to Nortel). This allowed Nortel to make available (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2013 of approximately P$106 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2013 of approximately P$111 million, on October 23, 2014 (both of them approved by Nortel’s Board of Directors at its meeting held on October 10, 2014, pursuant to the powers delegated to it by Nortel’s shareholders at meetings held on April 27, 2012, April 26, 2013 and April 29, 2014).

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

Capital Increase and Reductions

Nortel may increase its capital upon authorization of the shareholders at an ordinary meeting. All capital increases must be registered with the CNV, published in the Official Bulletin and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. A voluntary reduction of capital must be approved by an extraordinary meeting of the shareholders and may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or attachment, except in the case of a redemption of shares (with liquid and realized profits). Under the Argentine Corporations Law, reduction is mandatory when the accumulated deficit has exceeded reserves and at least 50% of the stated capital (capital stock plus inflation adjustment of capital stock). The application of this rule was suspended until December 10, 2005 by various decrees issued by the PEN. Nevertheless, as of December 31, 2014 and as of March 31, 2015, Nortel has no accumulated deficit.

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

Change of Control

Article 4 of the bylaws, as amended by Shareholders’ Meeting of February 18, 2004 and registered with the Public Registry of Commerce — Inspección General de Justicia — on April 28, 2004 under No. 5169 of Book 24, of Corporations, provides that “The holder of the common stock, as of the Take Over Date provided for in the Conditions of the Privatization approved by Decree No. 62/90 of the PEN, dated January 5, 1990, as amended, shall not reduce its interest in the Company to less than 51% of the capital entitled to vote without prior approval by the Regulatory Bodies.”

Under Law 26,831 a party that wishes to obtain either a majority or a significant equity ownership interest (with the intention of acquiring control) in a publicly traded corporation must offer a “precio equitativo” (fair price) as defined in the law to all of the corporation’s shareholders. Until the enactment of Law 26,831, this regulation applied to all Argentine corporations with listed securities unless the corporation’s shareholders specifically voted not to adopt the regime. On January 28, 2013, Law No. 26,831 became effective. This law states in its Article 90, “Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual participation regime regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application.”

MATERIAL CONTRACTS

For information regarding the Shareholders’ Agreement, see “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement.” We are not a party to the Shareholders’ Agreement.

FOREIGN INVESTMENT AND EXCHANGE CONTROLS IN ARGENTINA

Due to the deterioration of the economic and financial situation in Argentina throughout 2001, the difficulties in dealing with the servicing of the public foreign debt and the decrease of the total level of deposits in the financial system, the Argentine government issued Decree No. 1,570/01, which, as of December 3, 2001, established a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds with banks and restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and certain other transfers subject to the prior authorization of the BCRA.

On February 8, 2002, the BCRA issued tight restrictions on the transfer of funds abroad in order to make payments of principal and/or interest by requiring prior authorization from the BCRA. Since 2003, these restrictions have been progressively curbed. However, there can be no assurances that the BCRA or other governmental agencies will not increase restrictions for making transfers of funds abroad.

Having completed its debt restructuring as of August 2005, Telecom Argentina is no longer subject to certain significant BCRA restrictions. However, certain other restrictions imposed by the BCRA or other government agencies are still applicable. Among others:

(i)	the ability to acquire foreign currency as an investment or to apply it to foreign portfolio investments is subject to prior approval of the BCRA;

(ii)	the acquisition of foreign currency to pay principal maturities on foreign debt obligations can be made on the day of such maturities or:

1.                            within the 10 business days preceding the maturity date, provided that the acquirer complies with the Minimum Holding Term (as defined below);

2.                            within a certain period of time before the maturity date, as a result of the occurrence of specific conditions established under foreign refinancing agreements executed after February 11, 2002; or

3.                            before the 10 business day period immediately preceding the maturity date provided that the acquirer complies with the Minimum Holding Term and the payment is entirely financed with (i) foreign funds destined to capital contributions; or (ii) new financings granted by international financial institutions and agencies, official foreign credit agencies, and foreign banks, and to the extent that: (a) such prepayment were expressly established as a condition to grant new credits; (b) the average term of the new loan is greater than the average remaining term of the loan that is being cancelled in advance considering in both cases principal and interest payments; and (c) such prepayment does not imply an increase in the present value of the outstanding debt.

The purchase of foreign currency to pay interests abroad may be done in advance, but not exceeding 10 business days from the date of expiration of each quota of interest computed in arrears.

Additionally, pursuant to General Resolution No. 3,417/12, as amended, of the Administración Federal de Ingresos Públicos (Argentine Tax Authority) (“AFIP”), Argentine residents who access the FX Market to pay interests abroad (among other items), are obliged to inform in advance the payment of interests through the AFIP’s website and obtain a Declaración Jurada de Pagos al Exterior (Advanced Sworn Statement of Payments made Abroad) (“DAPE”).

In June 2005, the Argentine government imposed certain restrictions on inflows and outflows of foreign currency to the local foreign exchange market that remain in effect. New indebtedness entered into the foreign exchange market and debt renewals with non-Argentine residents from the private sector entered in the local foreign exchange market shall be agreed upon and canceled in terms not shorter than 365 calendar days (the “Minimum Holding Term”), whatever the form of cancellation thereof (i.e. with or without access to the local foreign exchange market). The following transactions, among others, are exempted from this restriction: (i) foreign trade financings (i.e., exports advance payments, pre-financing of exports and imports financing); (ii) balances of foreign exchange transactions with correspondent exchange entities (which are not credit lines); and (iii) primary debt security issuances with a public offering and listing.

Any inflow of funds to the local foreign exchange market arising from, but not limited to, (i) foreign indebtedness, other than the cases described in the following paragraph; (ii) primary stock issuances of companies residing in Argentina not under a public offering and that are not listed in self-governed markets, to the extent they do not create direct investment funds; (iii) portfolio investments of non-residents intended to hold local currency and assets and liabilities of the financial sector and nonfinancial private sector, to the extent they are not arising from the primary subscription of debt securities under a public offering and listed in self-governed markets and/or the primary subscription of stock of companies residing in Argentina under a public offering and listed in self-governed markets; and (iv) portfolio investments of non-residents intended for the purchase of any right in secondary markets regarding securities issued by the public sector; shall be subject to the creation of a nominative, nontransferable and non-compensated deposit, for 30% of the amount involved in the relevant transaction (the “Mandatory Deposit”), for a term of 365 calendar days, pursuant to the terms and conditions established in the regulations.

Any inflow of funds to the local foreign exchange market arising from, but not limited to, the following transactions are not subject to the 30% mandatory deposit: (a) foreign indebtedness of Argentine residents under foreign trade financings; (b) primary debt security issuances with a public offering and listed; (c) foreign indebtedness with Multilateral and Bilateral Credit Institutions and Official Credit Agencies, directly or through their related agencies; (d) investments of non-Argentine residents in Argentina under (i) primary subscription of securities issued by the public sector (except for securities issued by the BCRA); and (ii) direct investments, including capital contributions to local companies of direct investment (namely, a company set up or not as legal entity in which the foreign direct investor holds at least 10% of common shares or voting rights or its equivalent), and foreign funds transferred into Argentina by non-Argentine residents for the purpose of purchasing local assets that qualify as direct investment (such as real estate located in Argentina); and (e) foreign financial indebtedness provided: (i) the proceeds from the exchange settlement, net of taxes and expenses, are applied to the purchase of foreign currencies to cancel foreign debt principal and/or to the creation of long-term foreign assets; or (ii) they are incurred and canceled in an average life of not less than two years, including payments of principal and interest in the calculation, and to the extent they are applied to investments in “nonfinancial assets.” In this context, “nonfinancial assets” investments mean, among others, investments of assets capable of being registered in the financial statements of the borrower either as fixed assets or as inventory.

The Ministry of Economy and Public Finance included the following exemptions from the Mandatory Deposit: (i) the inflow of own funds through the foreign exchange market to the extent that such funds are used to purchase local currency for the subsequent payment of tax obligations; and (ii) the inflow of funds from foreign entities financings to be applied to the installation of industrial and technology equipment into local companies, through the acquisition and subsequent delivery in “leasing” of: (x) equipment that falls within the category of machinery and technology, and (y) certain vehicles within an exhaustive list.

There can be no assurance that the BCRA will not once again require its prior authorization for, or restrict in some other way, the transfer of funds abroad.

Argentine companies may keep and spend outside Argentina any capital contributions that they have received abroad. Conversely, if a non-Argentine resident sends its capital contribution to the Argentine company in Argentina or the Argentine company repatriates a contribution received abroad, that transfer will be subject to certain requirements under foreign exchange regulations. Those requirements will vary depending on whether the capital contribution is classified as a “portfolio” or a “direct” investment. “Direct” investments are participations in Argentine companies reaching at least a holding of 10% of their common stock or voting rights (and subsequent contributions of a foreign investor who has already reached that level), and “portfolio” investments are participations that fall below that minimum. Portfolio investments also include holdings of cash and bank deposits on local currency, as well as debt securities, among others.

Funds of direct investments transferred to Argentina as capital contributions are not subject to the Mandatory Deposit, provided that certain requirements are met and the Argentine company receiving such funds completes and registers with the Public Registry of Commerce the related capital increase by the applicable deadline. The applicable deadline was recently extended and the Argentine company must register with the Public Registry of Commerce within 540 calendar days of the day of its initial filing. Portfolio investments are subject to the Mandatory Deposit.

The impact of foreign exchange regulations on the repatriation rights of non-Argentine resident investors (i.e., the right to use Argentine Pesos received in Argentina by a non-resident due to a sale, liquidation or capital reduction to buy foreign currency and transfer it abroad) also varies depending on whether the investment is a direct or a portfolio investment.

In any case, both types of investment must be maintained in Argentina for at least 365 days before repatriation.

Communication “A” 5,237 of the BCRA, effective from October 28, 2011, added a new requirement for non-Argentine direct investors to repatriate Argentine Pesos collected in Argentina as a consequence of a sale or liquidation of the direct investment, capital reduction and reimbursement of capital contributions in Argentina (the “Communication”). As from the effective date of Communication “A” 5,237, for such purpose, the funds originally paid for such investment or disbursement for the capital contribution, as applicable, must be transferred to Argentina and sold for pesos in the local foreign exchange market (the “Transfer Requirement”). Prior to the Communication, non-Argentine investors were not obliged to demonstrate that the funds paid for its investments or disbursements for its capital contributions had been transferred and sold in the exchange market in order to be allowed to repatriate its investment.

The Communication applies to all the direct investments made on and since October 28, 2011. Therefore, all direct investments made before that date are exempt from the Transfer Requirement.

On October 16, 2014, the Central Bank issued Communication “A” 5,649 which included as an additional requirement of those discussed above, that the repatriation of direct investments shall take place if the foreign beneficiary is an individual or legal entity incorporated or domiciled in jurisdictions considered to be cooperative for the purposes of tax transparency.

In addition, repatriation of a portfolio investment requires evidence that the original investment involved the transfer of funds to Argentina and is subject to an aggregate maximum limit of US$500,000 per calendar month.

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

Amendments to the Income Tax Law

On September 23, 2013, Law No. 26,893 was published in the Official Bulletin, incorporating amendments to the Argentine Income Tax Laws in connection with, among others, the taxation of gains derived from transfers of stocks and dividend distributions. On February 7, 2014, the PEN issued Decree No 2,334/13 which regulates Law No. 26,893. Law No. 26,893 became effective on September 23, 2013 and applies to taxable events on or after that date.

Taxation of Dividends

Pursuant to Law No. 26,893 dividends and other profits paid in cash or in kind, except for stock dividends or quota dividends, by companies and other entities incorporated in Argentina referred to in Argentine Income Tax Law (the “Income Tax Law”) Sections 69(a)(1), (2), (3), (6) and (7), and Section 69(b), are subject to income tax at a 10% rate, except for dividends received by Argentine companies and other Argentine entities, which are subject to income tax. Dividends distributed to non-residents are subject to a 10% withholding tax, as a unique and definitive payment. Consequently, any dividend distribution made by Nortel to its shareholders shall be subject to this 10% withholding tax, except for those beneficiaries that are domestic corporate taxpayers, referred to as “sujetos empresa” (such as, for instance, distributions made from Telecom to Nortel or from Nortel to Sofora) and in addition to withholding, if applicable, of the so called “Equalization Tax” (as described below).

Under Argentine income tax law, a corporation that makes a distribution of dividends to its shareholders in excess of the amount of its accumulated taxable net income at the close of the previous taxable year, as determined by application of the Income Tax Law, must withhold a 35% tax from such excess (the “Equalization Tax”). For purposes of this rule, the amount of income to be considered shall be determined by (1) deducting from taxable income (calculated under the general rules of the Income Tax Law) the income tax paid by the company and (2)

adding the dividends and profits not subject to tax received as distributions from other corporations. If the distribution is in kind, then the corporation must pay the tax to the tax authorities and will be entitled to seek reimbursement from the shareholders.

Taxation of Capital Gains

Gains from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, issued by an Argentine company, are subject to Argentine income tax, regardless of the type of beneficiary who realizes the gain.  The effective tax rate applicable to nonresident individuals or foreign companies is 15%.

However, gains from the transfer of such securities are exempt from such income tax when the securities are listed on a stock exchange and the gains are realized by Argentine individuals or undivided estates.

Capital gains obtained by non-residents from the transfer of shares, quotas and other equity interests, titles, bonds and other securities issued by an Argentine company are subject to this tax on capital gains. The tax is assessed at the non-resident seller’s option by either (i) applying the 15% tax rate on 90% of the sales price or (ii) the excess of the sale price over the acquisition cost, net of the other expenses incurred in Argentina necessary to obtain, maintain and preserve this gain. There is currently no guidance under Argentine law with respect to how this election is made. When both the seller and the buyer are non-residents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences of acquiring holding and disposing of Series B ADSs ,  Series B Preferred Shares and shares of common stock.

Tax on Personal Property

Argentine Law No. 25,585, as amended by law No. 26,317, imposes a tax on personal property. According to this tax, the following persons are subject to an annual tax on certain assets, which is levied at rates ranging from 0.50% to 1.25% depending on the value of such assets as of December 31 of each year: (i) individuals domiciled in Argentina for assets located in Argentina and abroad and (ii) individuals domiciled outside of Argentina for assets located in Argentina. The tax on personal property also applies to shareholders of Argentine companies — whether individuals, undivided estates or foreign entities — under a special regime, pursuant to which Argentine companies must (i) assess the tax by applying the 0.50% on the shareholders’ equity value as stated in the most recent balance sheet as of December 31 of each year, and (ii) pay such tax on behalf of their shareholders. The payment shall be deemed to discharge the shareholder’s tax liability. This special regime applies to the Series B ADSs , the Series B Preferred Shares and shares of common stock.

The above-mentioned rules include an irrebuttable presumption that shares of stock corporations such as the Series B ADSs , the Series B Preferred Shares and shares of common stock and other equity interests of companies regulated by the Argentine Corporations Law, as amended, whose holders are companies, any other legal entities, enterprises, permanent establishments and trusts domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

Although Nortel is required to pay this tax on behalf of the holders of its Series B ADSs , Series B Preferred Shares and shares of common stock, it has the right to obtain reimbursement of the amounts paid from its shareholders even if this requires holding and/or foreclosing the property on which the tax is due.

Therefore, Nortel’s Series B ADSs (held in book entry form or evidenced by ADRs)  Series B Preferred Shares and shares of common stock held by individuals, irrespective of their place of residence, and legal entities domiciled outside of Argentina are subject to the tax on personal property, which, as mentioned above, shall be paid by Nortel on behalf of such holders of Series B ADSs (held in book entry form or evidenced by ADRs), Series B Preferred Shares and shares of common stock.

Nortel has, from time to time, requested that its shareholders reimburse it for the amounts of tax on personal property paid on their behalf and has received partial reimbursement of such taxes; however, no assurances can be made that Nortel will be successful in seeking reimbursement of such taxes paid on behalf of holders of Series B ADSs and Series B Preferred Shares. Therefore, as of December 31, 2014, Nortel has recorded an allowance of P$13 for the amounts pending collection.

Value-Added Tax

The sale or disposition of Series B ADSs , Series B Preferred Shares and shares of common stock is not subject to the value-added tax.

Other Taxes

There are no national Argentine gift, estate, inheritance or succession taxes applicable to the ownership, transfer or disposition of Series B ADSs , Series B Preferred Shares and shares of common stock. There are no Argentine stamp, issue, registration or similar taxes or duties payable by holders of Series B ADSs , Series B Preferred Shares and shares of common stock.

Deposit and Withdrawal of Series B Preferred Shares in Exchange for Series B ADSs.

No Argentine tax is imposed on the deposit or withdrawal of Series B Preferred Shares in exchange for Series B ADSs.

Tax Treaties

Argentina has entered into tax treaties with several countries. There is currently no income tax treaty or convention in effect between Argentina and the United States.

United States Federal Income Taxes

The following discussion is a summary of the material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of Series B ADSs or Series B Preferred Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities, including alternative minimum tax and Medicare contribution tax consequences. This summary applies only to U.S. Holders (as defined below) that hold Series B ADSs or Series B Preferred Shares as capital assets for U.S. federal income tax purposes and does not address all of the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as:

•                  certain financial institutions;

•                  dealers or traders in securities who use a mark-to-market method of tax accounting;

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

•                  tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•                  persons that own or are deemed to own 10% or more of any class of Nortel’s stock;

•                  persons who acquired ADSs or Series B Preferred shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

•                  persons holding ADSs or Series B Preferred Shares in connection with a trade or business conducted outside of the United States.

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

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. As mentioned above, there is currently no income tax treaty or convention in effect between Argentina and the United States. U.S. Holders should consult their tax advisers as to the U.S., Argentine or other tax consequences of the acquisition, ownership and disposition of Series B ADSs or Series B Preferred Shares in their particular circumstances, including the effect of any state or local tax laws.

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

Taxation of Distributions

To the extent paid out of current or accumulated earnings and profits of Nortel (as determined in accordance with U.S. federal income tax principles), distributions made with respect to Series B ADSs or Series B Preferred Shares will generally be included in the income of a U.S. Holder as ordinary dividend income. Because Nortel does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends represent “qualified dividend income.” “Qualified dividend income” means dividends received from a “qualified foreign corporation,” and a foreign corporation is generally treated as a “qualified foreign corporation” with respect to dividends paid on stock which is readily tradable on a securities market in the United States (such as the New York Stock Exchange, where our Series B ADSs are traded). U.S. Holders should consult their tax advisers regarding the availability of the preferential dividend tax rates in light of their particular circumstances. The amount of a dividend will include any amounts withheld by Nortel or its paying agent in respect of Argentine taxes. Dividends will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the “dividends-received deduction” generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of Series B ADSs, the Depositary’s) receipt of the dividend. See “Taxation—Argentine Taxes.” The amount of the distribution will equal the U.S. dollar value of the pesos received (including amounts withheld in respect of Argentine taxes), calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of Series B ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars. If the distribution is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S.-source income or loss.

Subject to applicable limitations and conditions that may vary depending upon the U.S. Holders’ circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes withheld from dividends on Series B ADSs or Series B Preferred Shares will be creditable against a U.S. Holder’s U.S. federal income tax liability. However, amounts paid on account of the tax on personal property will not be eligible for credit against a U.S. Holder’s federal income tax liability. See “Taxation—Argentine Taxes.” The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances and to determine the tax consequences applicable to them as a result of amounts paid on account of the Argentine tax on personal property, including whether such amounts are includible in income or deductible for U.S. federal income tax purposes. Instead of claiming a credit, U.S. Holders may elect to deduct otherwise creditable Argentine taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all income taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale, Exchange or Other Disposition of Series B ADSs or Series B Preferred Shares

Gain or loss realized by a U.S. Holder on the sale, exchange or other disposition of Series B ADSs or Series B Preferred Shares will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the Series B ADSs or Series B Preferred Shares for more than one year. The amount of the gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the Series B ADSs or Series B Preferred Shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. If an Argentine tax is withheld, or otherwise paid, on the sale or disposition of Series B ADSs or Series B Preferred Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or disposition before deduction of the Argentine tax. See “—Argentine Taxes—Taxation of Capital Gains” for a description of when a disposition may be subject to taxation by Argentina. Such gain or loss, if any, will generally be U.S.-source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisers as to whether the Argentine tax on gains may be creditable against the U.S. Holder’s U.S. federal income tax on foreign-source income from other sources. Long-term capital gains recognized by non-corporate taxpayers are subject to reduced tax rates. The deductibility of capital losses, the deductibility of which is subject to limitations.

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

If Nortel were a PFIC for any taxable year during which a U.S. Holder held Series B ADSs or Series B Preferred Shares, gain recognized by a U.S. Holder on a sale, exchange or other disposition (including certain pledges) of the Series B ADSs or Series B Preferred Shares would be allocated ratably over the U.S. Holder’s holding period for the Series B ADSs or Series B Preferred Shares sold, exchanged or disposed of. The amounts allocated to the taxable year of the sale, exchange or other disposition and to any year before Nortel became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on the amount allocated to such taxable year. Further, any distribution in respect of Series B ADSs or Series B Preferred Shares, to the extent it exceeds 125 percent of the average of the annual distributions on Series B ADSs or Series B Preferred Shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Series B ADSs or Series B Preferred Shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

If a U.S. Holder owns Series B ADSs or Series B Preferred Shares during any taxable year in which Nortel is a PFIC, the U.S. Holder will generally be required to file IRS Form 8621 with the holder’s annual federal income tax return, subject to certain exceptions.

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

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception) for stock held through a U.S. financial institution. U.S. holders should consult their tax advisers regarding their reporting obligations with respect to Series B ADSs or Series B Preferred Shares.

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

Nortel is subject to market risk applicable to Telecom. Telecom is exposed to market risk, including changes in foreign exchange rates and interest rates relating to its outstanding financial indebtedness, in the normal course of its business. For additional information see “Item 11—Quantitative and Qualitative Disclosure About Market Risk” in the Telecom Argentina Form 20-F included as an exhibit hereto and hereby incorporated by reference. As of December 31, 2014, Nortel was not party to any derivative financial instruments.

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

ITEM 14.                 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company’s Chairman of the Board of Directors, who under Argentine law is also our President and acts as both the principal executive officer and the principal financial officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2014 (the “Evaluation Date”), has concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures, were effective.

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

Management conducted an evaluation of the effectiveness of Nortel’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management concluded that Nortel’s internal control over financial reporting was effective as of December 31, 2014.

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

The Board of Directors’ meeting appointing the Audit Committee members for year 2015 has not yet been held. As a result, the members of the Audit Committee appointed at the Board of Directors’ meeting of April 29, 2014 continue to hold their positions.

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

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees for services rendered by our principal accountants (in millions of pesos) for the years ended December 31, 2014 and 2013.

Services Rendered	2014	2013
	(P$ million)
Audit Fees (1)	13.5	11.3

Tax Fees (2)	1.1	0.8
All Other Fees (3)	0.6	1.1
Total	15.2	13.2

(1)         Includes fees related to the audit of the Consolidated Financial Statements as of December 31, 2014 and 2013, limited reviews of interim financial statements presented during 2014 and 2013, SEC filing reviews and other attestation services.

(2)         Includes fees for permitted tax compliance and tax advisory services.

(3)         Includes fees for subscription to business publications and other permitted internal control advice.

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

ITEM 16F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.       CORPORATE GOVERNANCE

Nortel’s corporate governance practices differ from corporate governance practices of U.S. companies. Nortel maintains a detailed description of the significant differences in corporate governance practices on its website at www.nortelsa.com.ar, last updated in March 2015.

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

•                  Nominating/Corporate Governance Committee:  NYSE listed companies are required to have a nominating/corporate governance committee. Neither Argentine law nor Nortel’s Bylaws require the creation of a nominating/corporate governance committee. The right to nominate and appoint directors is vested in the shareholders who nominate and appoint regular and alternate directors at the Shareholders’ meetings. In Argentina, it is unusual (though possible) for the Board of Directors to propose the appointment of new directors, and the Board of Directors of Nortel refrains from making such proposals. Pursuant to CNV Standards, the person who nominates a director shall report at the shareholders’ meeting whether or not the nominee is an “independent person,” based on criteria established by CNV (which are substantially similar to NYSE standards). On certain occasions, the Argentine Corporations Law delegates the right to designate directors to the Supervisory Committee.

•                  Compensation Committee:  NYSE listed companies are required to have a compensation committee composed entirely of independent directors. Neither Argentine law nor Nortel’s bylaws require the creation of a “compensation committee.” The compensation of the members of Telecom Argentina’s Board of Directors is determined by the shareholders at the Annual Shareholders’ Meeting.

•                  Audit Committee Hiring Policies:  The NYSE requires listed companies to have an audit committee which sets clear hiring policies for employees or former employees of the independent auditors. There is no such provision regarding the hiring of external auditors’ employees contained in Argentine law or Nortel’s bylaws.

According to the provisions of Title IV, Chapter I, Section I of the 2013 CNV Rules (which has replaced General Resolutions Nos. 606/2012, 516/07 and 544/08 of the CNV), Nortel’s Board of Directors must prepare and submit to the CNV, on an annual basis, a report on (i) its degree of compliance with, and the manner in which Nortel follows, the recommendations set forth in the CNV’s Corporate Governance Code, attached as an Exhibit to such Title IV, and (ii) the reasons for any deviation therefrom and, in such case, whether Nortel contemplates following such recommendations in the future. Nortel’s 2014 Corporate Governance Report was submitted to the CNV as part of the Statutory Annual Report on March 11, 2015 Nortel’s previous Corporate Governance Reports submitted to the CNV pursuant to Resolutions Nos. 606/2012, 516/07 and 544/08 can be reviewed through the CNV’s website www.cnv.gob.ar and Nortel’s website www.nortelsa.com.ar.

ITEM 16H.       MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                 FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.                 FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-91.

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

15(b)	First Amendment to the Shareholders’ Agreement dated October 13, 2010 (incorporated by reference to Exhibit 4 to Telecom Italia S.p.A.’s Schedule 13D filed on October 22, 2010).
15(c)	Second Amendment to the Shareholders’ Agreement dated March 9, 2011 (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D/A filed on March 10, 2011).
15(d)	Third Amendment to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 6 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).
15(e)	Mutual Shareholder Release to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 7 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).
15(f)	Deed of Adherence to the Shareholders’ Agreement dated November 13, 2013 ((incorporated by reference to Exhibit 8 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).
15(g)	Annual Report on Form 20-F, dated April 24, 2015, for the year ended December 31, 2014, of Telecom Argentina S.A. filed by Telecom Argentina (No. 1-13464).

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

Dated: April 24, 2015

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

15(b)	First Amendment to the Shareholders’ Agreement dated October 13, 2010 (incorporated by reference to Exhibit 4 to Telecom Italia S.p.A.’s Schedule 13D filed on October 22, 2010).
15(c)	Second Amendment to the Shareholders’ Agreement dated March 9, 2011 (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D/A filed on March 10, 2011).
15(d)	Third Amendment to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 6 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).
15(e)	Mutual Shareholder Release to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 7 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).
15(f)	Deed of Adherence to the Shareholders’ Agreement dated November 13, 2013 ((incorporated by reference to Exhibit 8 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).
15(g)	Annual Report on Form 20-F, dated April 24, 2015, for the year ended December 31, 2014, of Telecom Argentina S.A. filed by Telecom Argentina (No. 1-13464).

*                             Our Chairman of the Board of Directors, who under Argentine law is also our President, acts as both the principal executive officer and principal financial officer.

NORTEL INVERSORA S.A.

Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$8.551 = US$1 as of December 31, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Nortel Inversora S.A.:

In our opinion, the accompanying consolidated statements of financial position, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Nortel Inversora S.A. and its subsidiaries (the “Company”) at December 31, 2014 and 2013 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Buenos Aires, Argentina

March 9, 2015

PRICE WATERHOUSE & CO. S.R.L.

by	/s/ Carlos A. Pace	(Partner)
Carlos A. Pace

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		As of December 31,
	Note	2014	2013
ASSETS
Current Assets
Cash and cash equivalents	4	1,004	5,301
Investments	4	53	123
Trade receivables	5	4,124	2,986
Other receivables	6	679	654
Inventories	7	721	772
Total current assets		6,581	9,836
Non-Current Assets
Trade receivables	5	143	21
Deferred income tax asset	14	140	130
Other receivables	6	200	242
Investments	4	301	243
Property, plant and equipment	8	13,809	11,226
Intangible assets	9	5,331	1,519
Total non-current assets		19,924	13,381
TOTAL ASSETS		26,505	23,217
LIABILITIES
Current Liabilities
Trade payables	10	6,073	6,131
Deferred revenues	11	507	423
Financial debt	12	179	15
Salaries and social security payables	13	1,023	742
Income tax payables	14	248	801
Other taxes payables	15	832	696
Other liabilities	16	54	54
Provisions	17	199	224
Total current liabilities		9,115	9,086
Non-Current Liabilities
Trade payables	10	—	1
Deferred revenues	11	465	453
Financial debt	12	254	220
Salaries and social security payables	13	150	118
Deferred income tax liabilities	14	420	126
Income tax payables	14	9	10
Other liabilities	16	76	68
Provisions	17	1,080	1,033
Total non-current liabilities		2,454	2,029
TOTAL LIABILITIES		11,569	11,115
EQUITY
Equity attributable to Nortel (Controlling Company)		8,185	6,603
Equity attributable to non-controlling interest		6,751	5,499
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)	19	14,936	12,102
TOTAL LIABILITIES AND EQUITY		26,505	23,217

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		For the years ended December 31,
	Note	2014	2013	2012
Revenues	21	33,341	27,287	22,117
Other income	21	47	63	79
Total revenues and other income		33.388	27,350	22,196
Employee benefit expenses and severance payments	22	(5,595)	(4,155)	(3,276)
Interconnection costs and other telecommunication charges	22	(2,074)	(1,829)	(1,707)
Fees for services, maintenance, materials and supplies	22	(3,341)	(2,652)	(2,114)
Taxes and fees with the Regulatory Authority	22	(3,303)	(2,692)	(2,019)
Commissions	22	(2,494)	(2,203)	(1,949)
Cost of equipments and handsets	22	(4,143)	(3,111)	(2,043)
Advertising	22	(792)	(656)	(660)
Cost of VAS	22	(936)	(708)	(326)
Provisions	17	(84)	(270)	(153)
Bad debt expenses	5	(424)	(283)	(275)
Recovery of restructuring costs /(restructuring costs)	22	—	8	(90)
Other operating expenses	22	(1,519)	(1,253)	(1,028)
Depreciation and amortization	22	(3,243)	(2,873)	(2,612)
Gain on disposal of PP&E and impairment of PP&E	22	(16)	(173)	8
Operating income	23	5,424	4,500	3,952
Finance income	24	1,525	1,414	581
Finance expenses	24	(1,248)	(898)	(394)
Income before income tax expense		5,701	5,016	4,139
Income tax expense	14	(1,975)	(1,807)	(1,464)
Net income for the year		3,726	3,209	2,675

Attributable to:
Nortel (Controlling Company)		2,039	1,720	1,413
Non-controlling interest		1,687	1,489	1,262
		3,726	3,209	2,675
Earnings per share attributable to Nortel — basic and diluted
Ordinary shares	25	195.27	164.72	135.32
Class “B” Preferred shares	25	678.79	572.60	470.39

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	For the years ended December 31,
	2014	2013	2012

Net income for the year	3,726	3,209	2,675

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (non-taxable)	227	140	90
Will not be reclassified subsequently to profit or loss
Actuarial results (Notes 3. l and 16)	24	(10)	—
Tax effect	(8)	3	—
Other components of the comprehensive income, net of tax	243	133	90

Total comprehensive income for the year	3,969	3,342	2,765

Attributable to:
Nortel (Controlling Company)	2,131	1,766	1,446
Non-controlling interest	1,838	1,576	1,319
	3,969	3,342	2,765

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Nortel
	Capital stock (1)		Inflation	Share issue	Economic Rights Class “A” preferred shares	Subsidiary’s treasury shares acquisition		Voluntary reserve for future	Special reserve for	Currency			Equity attributable to non-
	Common stock	Preferred shares	adjustment of capital stock	premiums (1)	included in financial debt	effect (2)	Legal reserve	dividends payments	IFRS implementation	translation adjustment	Retained earnings	Total	controlling interest	Total Equity
Balances as of January 1, 2012	53	19	114	368	(423)	—	180	—	—	24	3,687	4,022	3,775	7,797
Economic rights Class “A” preferred shares included in financial debt	—	—	—	—	(53)	—	—	—	—	—	53	—	—	—
- Voluntary reserve for future dividends payments (3)	—	—	—	—	—	—	—	3,483	—	—	(3,483)	—	—	—
- Dividends (4)	—	—	—	—	113	—	—	(124)	—	—	—	(11)	—	(11)
- Redemption of Class “A” preferred shares (4)	—	(4)	(6)	(353)	363	—	—	—	—	—	—	—	—	—
- Dividends (5)	—	—	—	—	—	—	—	—	—	—	—	—	(365)	(365)
- Núcleo’s dividends (6)	—	—	—	—	—	—	—	—	—	—	—	—	(23)	(23)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	—	1,413	1,413	1,262	2,675
Other comprehensive income	—	—	—	—	—	—	—	—	—	33	—	33	57	90
Total Comprehensive Income	—	—	—	—	—	—	—	—	—	33	1,413	1,446	1,319	2,765
Balances as of December 31, 2012	53	15	108	15	—	—	180	3,359	—	57	1,670	5,457	4,706	10,163
- Núcleo’s dividends (7)	—	—	—	—	—	—	—	—	—	—	—	—	(33)	(33)
- Special reserve for IFRS implementation (8)	—	—	—	—	—	—	—	—	204	—	(204)	—	—	—
- Voluntary reserve for future dividends payments (8)	—	—	—	—	—	—	—	1,466	—	—	(1,466)	—	—	—
- Subsidiary treasury shares acquisition effect (2)	—	—	—	—	—	(155)	—	—	—	—	—	(155)	(306)	(461)
- Dividends (9)	—	—	—	—	—	—	—	—	—	—	—	—	(444)	(444)
- Dividends (10)	—	—	—	—	—	—	—	(465)	—	—	—	(465)	—	(465)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	—	1,720	1,720	1,489	3,209
Other comprehensive income	—	—	—	—	—	—	—	—	—	46	—	46	87	133
Total Comprehensive Income	—	—	—	—	—	—	—	—	—	46	1,720	1,766	1,576	3,342
Balances as of December 31, 2013	53	15	108	15	—	(155)	180	4,360	204	103	1,720	6,603	5,499	12,102
- Núcleo’s dividends (11)	—	—	—	—	—	—	—	—	—	—	—	—	(52)	(52)
- Voluntary reserve for future dividends payments (12)	—	—	—	—	—	—	—	1,720	—	—	(1,720)	—	—	—
- Dividends of Telecom Argentina (13)	—	—	—	—	—	—	—	—	—	—	—	—	(534)	(534)
- Dividends (14)	—	—	—	—	—	—	—	(332)	—	—	—	(332)	—	(332)
- Dividends (15)	—	—	—	—	—	—	—	(217)	—	—	—	(217)	—	(217)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	—	2,039	2,039	1,687	3,726
Other comprehensive income	—	—	—	—	—	—	—	—	—	92	—	92	151	243
Total Comprehensive Income	—	—	—	—	—	—	—	—	—	92	2,039	2,131	1,838	3,969
Balances as of December 31, 2014	53	15	108	15	—	(155)	180	5,531	204	195	2,039	8,185	6,751	14,936

(1) As of December 31, 2013 and 2012 all ordinary shares and all Series “B” Preferred shares were issued and fully paid. All Series “A” Preferred shares were cancelled on June 14, 2012. As of December 31, 2011 all ordinary shares, all Series “A” Preferred shares and all Series “B” Preferred shares were issued and fully paid.

(2) See Note 3 - Significant accounting policies.

(3) As approved by Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2012.

(4) As approved by Series “A” Preferred shares’ Ordinary, Extraordinary and Special Shareholders’ Meeting held on June 13, 2012.

(5) As approved by Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 27, 2012.

(6) As approved by Núcleo’s Ordinary Shareholders’ Meeting held on March 16, 2012.

(7) As approved by Núcleo’s Ordinary Shareholders’ Meeting held on March 22, 2013.

(8) As approved by Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2013.

(9) As approved by Telecom Argentina’s Board of Directors’ Meeting held on December 13, 2013 (second tranche).

(10) As approved by the Board of Directors’ Meeting held on December 16, 2013.

(11) As approved by Núcleo’s Ordinary Shareholders’ Meeting held on March 28, 2014.

(12) As approved by Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2014.

(13) As approved by Telecom Argentina’s Ordinary Shareholders’ Meeting held on May 21, 2014.

(14) As approved by the Board of Directors’ Meeting held on May 28, 2014.

(15) As approved by the Board of Directors’ Meeting held on October 10, 2014.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		For the years ended December 31,
	Note	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year		3,726	3,209	2,675
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses and other allowances		512	396	293
Depreciation of property, plant and equipment	22	2,389	1,983	1,792
Amortization of intangible assets	9	854	890	820
Consumption of materials	8	227	147	125
Gain on disposal of property, plant and equipment	22	(9)	(14)	(8)
Impairment of property, plant and equipment	22	25	187	—
Net book value of property, plant and equipment		45	—	—
Recovery of restructuring costs/(restructuring costs)	22	—	(8)	54
Provisions	17	192	345	235
Interest and other financial results		(468)	(292)	(53)
Income tax expense	14	1,975	1,807	1,464
Income tax paid	4.b	(2,277)	(1,622)	(1,647)
Net increase in assets	4.b	(1,505)	(1,734)	(925)
Net increase in liabilities	4.b	37	1,637	190
Total cash flows provided by operating activities	4.b	5,723	6,931	5,015
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	4.b	(4,895)	(3,352)	(2,465)
3G/4G licenses acquisitions	4.b	(3,091)	—	—
Other intangible asset acquisitions	4.b	(1,118)	(846)	(861)
Proceeds from the sale of property, plant and equipment		17	21	13
Investments not considered as cash and cash equivalents	4.b	(339)	354	(630)
Total cash flows used in investing activities		(9,426)	(3,823)	(3,943)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	4.b	—	208	47
Payment of financial debt	4.b	(12)	(157)	(539)
Payment of interest	4.b	(29)	(16)	(13)
Payment of cash dividends and related withholding tax	4.b	(1,202)	(862)	(399)
Subsidiary treasury shares acquisition	4.b and 19	—	(461)	—
Total cash flows used in financing activities		(1,243)	(1,288)	(904)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		508	313	118

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(4,438)	2,133	286
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4.b	(5,301)	3,168	2,882
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4.b	863	5,301	3,168

See Note 4.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Glossary of terms

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these consolidated financial statements.

AMBA (Área Metropolitana de Buenos Aires): the Metropolitan Area of Buenos Aires.

ADS:  Nortel’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

ADSL (Asymmetric Digital Subscriber Line): A modem technology that converts existing twisted-pair telephone lines into access paths for multimedia and high-speed data communications.

ARSAT: (Empresa Argentina de Soluciones Satelitales S.A.: a state-owned company.

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

CNC (Comisión Nacional de Comunicaciones):  The Argentine National Communications Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): Argentine Antitrust Commission

CNV (Comisión Nacional de Valores):  The Argentine National Securities Commission.

CONATEL (Comisión Nacional de Telecomunicaciones del Paraguay): The Regulatory Authority of Paraguay.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

Company or Nortel:  Nortel Inversora S.A.

CPP: Calling Party Pays.

“Cuentas claras”: Under the “Cuentas claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

D&A: Depreciation and amortization.

DLD: Domestic long-distance.

ENARD (Ente Nacional de Alto Rendimiento Deportivo): National High Sport Performance Organization.

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

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

LSC (Ley de Sociedades Comerciales): Argentine Corporations Law.

Micro Sistemas: Micro Sistemas S.A.

NDF: Non-Deliverable Forward.

Núcleo: Núcleo S.A.

NYSE: New York Stock Exchange.

OCI: Other Comprehensive Income.

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

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29.

SAC:  Subscriber Acquisition Costs.

SBT (Servicio básico telefónico): Basic telephone service.

SC (Secretaría de Comunicaciones):  The Argentine Secretary of Communications.

SEC:  Securities and Exchange Commission of the United States of America.

SMS:  Short message systems.

Sofora: Sofora Telecomunicaciones S.A.

Springville: Springville S.A. Personal sold its equity interest in Springville on February 19, 2014.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Telecom Argentina: Telecom Argentina S.A.

Telecom Group/Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Italia Group: Telecom Italia S.p.A and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A and Telecom Italia International, N.V.

Telecom USA: Telecom Argentina USA Inc.

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

UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos): Renegotiation and Analysis of Contracts of Public Services Division.

VAS (Value-Added Services):  Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as SMS, Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc), MMS (Mobile Multimedia Services) and Voice Mail, among others.

Note 1 — Description of business of the Company and the Telecom Group and basis of preparation of the consolidated financial statements

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

As of December 31, 2014, entities included in the consolidation process and the respective equity interest owned by Nortel and Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned by Nortel and voting rights		Percentage of capital stock owned by Telecom Argentina and voting rights	Indirect control through	Date of acquisition	Segment that consolidates (Note 28)
Telecom Argentina	55.60	% (iii)			11.08.90	Fixed Services
Micro Sistemas (i)	0.01%		99.99%	Telecom Argentina	12.31.97	Fixed Services
Telecom USA			100.00%	Telecom Argentina	09.12.00	Fixed Services
Personal	0.01%		99.99%	Telecom Argentina	07.06.94	Personal Mobile Services
Núcleo (ii)			67.50%	Personal	02.03.98	Núcleo Mobile Services
Personal Envíos (ii) (iv)			67.50%	Núcleo	07.24.14	Núcleo Mobile Services

(i)    Dormant entity as of and for the fiscal years ended December 31, 2014, 2013 and 2012.

(ii)   Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

(iii)  Corresponds to Nortel’s equity interest in Telecom Argentina as of December 31, 2014, considering Telecom Argentina’s total outstanding shares. Nortel’s equity interest in Telecom Argentina’s total capital amounts to 54.74% as of December 31, 2014.

(iv)  Dormant entity as of and for the fiscal year ended December 31, 2014.

b)             Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group’s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the Telecom Group’s CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS as issued by the IASB) at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 28.

c)              Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and in accordance with RT 26 (as amended by RT 29) of FACPCE as adopted by the CPCECABA, and as required by the CNV in Argentina for most of public companies.

As from January 1, 2014 certain amendments to IAS 32 have come into effect, clarifying the meaning of “currently has a legally enforceable right to set off” and how offsetting requirements when offsetting gross amounts do not operate simultaneously should be applied. The Telecom Group mainly offset financial assets and liabilities that relate to Interconnection transactions, TLRD, CPP and Roaming with national and foreign operators and agents (see Note 20). The application of these new provisions has not had a significant impact on these consolidated financial statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Telecom Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.u).

The consolidated financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

The accompanying consolidated financial statements have also been prepared on a going concern basis (further details are provided in Note 3.a) and the figures are expressed in millions of pesos, otherwise indicated.

Publication of these consolidated financial statements for the year ended December 31, 2014 was approved by resolution of the Board of Directors’ meeting held on March 9, 2015.

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

Also, some reclassifications to the 2013 comparative figures of the consolidated statements of cash flows have been included in the lines total cash flows provided by operating activities, total cash flows used in investing activities and net foreign exchange differences on cash and cash equivalents with the purpose of improving the information comparability.

e)              Application of IAS 29 (Financial reporting in hyperinflationary economies)

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it is located in an economic environment considered “hyperinflationary”.

In compliance with the provisions of IAS 29, the management of the Company periodically verifies the evolution of official statistics as well as the general factors of the economic environment in the countries in which the Telecom Group operates. It should be mentioned that if the qualitative and / or quantitative characteristics to consider an economy as a hyperinflationary economy set out in paragraph 3 of IAS 29 occur, the restatement of financial statements must be made retroactively from the date of the revaluation used as deemed cost (in the case of Group companies located in Argentina, since February 2003) or from the acquisition date for assets acquired after that date.

Inflation in Argentina has experienced an increase in 2014, according to official statistics published by the National Institute of Statistics and Census (INDEC). The accumulated Consumer Price Index (“CPI”) for the three-year period ended December 31, 2014 amounted to 52.4%, while the Internal Wholesale Price Index (IPIM) accumulated for the same period amounted to 66.5%. The tables below show the evolution of these indexes in the last three years according to official statistics (INDEC):

	2012	2013	2014
Consumer Price Index
Consumer Price Index (annual)	10.8%	10.9%	23.8%
Consumer Price Index (3 year accumulated)	34.6%	34.7%	52.4%

Internal Wholesale Price Index
Internal Wholesale Price Index (annual)	13.1%	14.8%	28.3%
Internal Wholesale Price Index (3 year accumulated)	46.3%	46.2%	66.5%

As from January 2014, the INDEC began publishing a new CPI at a national level in order to improve the quality of macroeconomic statistics, which integrates a set of price indexes to allow monitoring different changes in prices in the economy. The “new CPI” is published for periods after January 2014 but is not available for earlier periods and no “joint” factor between the new and the old index has been published.

As inflation in Argentina has risen, management has further assessed the characteristics set out in paragraph 3 of IAS 29, including (i) the quantitative characteristics provided in section (e) “the cumulative inflation rate over three years is approaching, or exceeds, 100%”, as well as (ii) the qualitative characteristics contained in paragraphs a) to d) of that paragraph. On the basis of the analysis made by management and other evidence available at the date of issuance of these consolidated financial statements, management concluded that Argentina does not qualify as a “hyperinflationary” country in terms of IAS 29.

The conclusion that Argentina’s economy should not be considered hyperinflationary under IFRS is consistent with the conclusions of the “International Practices Task Force” in 2013 and 2014, which the Company had accessed. An extract of the meeting held in November 2014, stated the following: “The SEC staff noted the IMF’s concerns on the accuracy of CPI-GBA data for 2013 and prior periods. Given the apparent lack of any other objectively verifiable inflation data, and the relatively low level of three-year cumulative inflation, the SEC staff had not observed data that supported Argentina being highly inflationary in 2013….Additionally, the SEC staff noted that it had not observed objectively verifiable data that would indicate the economy of Argentina is highly-inflationary at October 31, 2014. However, the staff noted that an annual projection of the reported inflation during the first seven months of 2014 as per the New CPI would be higher than projections using the CPI….The staff would expect registrants to monitor the New CPI inflation data during the remainder of 2014 and consider the level of inflation, in combination with other pertinent factors and data points, in determining whether Argentina should be considered a highly-inflationary economy.”

While there may be differences in the definition of a hyperinflationary environment between IFRS and US GAAP, the Company believes that the assessment of the macroeconomic situation of a country should be substantially similar under both accounting frameworks.

While the CNV required public companies the full implementation of IFRS-as issued by the IASB- from periods beginning on January 1st, 2012, Decree No. 664/03 continues to be in force at the date of issuance of these consolidated financial statements. Through this Decree, the PEN instructed the control authorities —including the CNV- not to accept filings of restated financial statements. This legal restriction is foreseen in the current Regulations of the CNV (Title IV - Chapter III Article 3 - paragraph 1).

Management of the Company believes that the periodic assessment of the macroeconomic environment in Argentina and the possible restatement of financial statements in accordance to IAS 29, represent an element of care and concern for investors, analysts and regulators of capital markets where Argentine companies list their equity and debt securities, because of the significant impact that such restatement might have on their financial position and results of operations, including the Telecom Group.

Management of the Company will continue monitoring the evolution of inflation in Argentina in order to comply with the provisions of IAS 29, with special consideration of: i) local regulatory pronouncements - which forbid the acceptance of filings containing restated financial statements as stated by the Decree No. 664/03 and complementary standards - and ii) international regulatory pronouncements.

Note 2 - Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

Until the issuance of the Law No. 27,078 (“Ley Argentina Digital” or “LAD”, see o) below), the provision of telecommunication services was regulated by the SC and supervised by the CNC. The CNC was in charge of general oversight and supervision of telecommunications services. The SC had the power to develop, suggest and implement policies which were applicable to telecommunications services; to ensure that these policies were applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve major technical plans and to resolve administrative appeals filed against CNC resolutions.

The LAD was published in the Official Bulletin on December 19, 2014, and has been in force ever since its publication.

The new Law incorporates major amendments to the regulatory framework ruling the provision of telecommunication services in Argentina and establishing the creation of the Federal Authority of Information and Communication Technologies (“AFTIC”), as a decentralized and autonomous agency in the scope of the National Executive Power which shall act as the Regulatory Authority of the LAD.

The said Authority shall be the continuation, for all purposes, of the SC and the CNC being its functions the regulation, control, supervision and verification concerning the Tecnologías de la Información y las Comunicaciones (“ICT”) in general, of the telecommunications in particular, of the postal service and all those matters integrated to its field in accordance to the text of the LAD and the applicable regulations and the policies set by the National Government. In addition, Article 87 of the Law establishes the transfer, under the scope of competence of the Regulatory Authority, of the SC, of the CNC, of Argentina Soluciones Satelitales S.A. (ARSAT), of the Correo Oficial de la República Argentina S.A. (“CORASA”) and of the national plan “Argentina Conectada”.

As of the date of issuance of these consolidated financial statements, the AFTIC has not been constituted.

The principal features of the regulatory framework in Argentina have been created by:

•                  The Privatization Regulations, including the List of Conditions;

•                  The Transfer Agreement;

•                  The Licenses granted to Telecom Argentina and its subsidiaries;

•                  The Rate Agreements; and

•                  Various governmental Decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

Law No. 27,078 states that Decree No. 764/00 and its amendments shall remain in full force in all that is not opposed to the LAD for the time required by the Regulatory Authority to draw up the regulations concerning the Licensing Framework for ICT Services, the Interconnection Regulation, the Universal Service Regulation and the Administration, Management and Control of the Spectrum Regulation. Also, the LAD states that Law No. 19,798 (“Ley Nacional de Telecomunicaciones” passed in 1972) and its amendments shall only prevail in respect of those regulations not opposing its provisions.

Núcleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”) and its subsidiary Personal Envíos S.A. is supervised by the Banco Central de la República del Paraguay. Additionally, Telecom USA, Telecom Argentina’s subsidiary in the United States, is supervised by the Federal Communications Commission (the “FCC”).

(b) Licenses granted as of December 31, 2014

As of December 31, 2014, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

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

•                  VAS, data transmission, videoconferencing and transportation of audio and video signals; and

•                  Internet access.

As of December 31, 2014, Telecom Argentina’s subsidiaries have been granted the following licenses:

•                  Personal has been granted non-exclusive, non-expiring licenses to provide mobile telecommunication services (STM) in the northern region of Argentina, data transmission and VAS throughout the country, mobile radio communication services (SRMC) in the Federal District and Greater Buenos Aires areas, PCS services throughout the country and it is registered to provide national and international long-distance telephone services. Additionally, from November 2014, Personal has been granted a 15-year licenses for the use of the frequencies resulting from the Public Auction; and

•                  Núcleo has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services, data transmission and videoconferences services and Internet access in certain areas of that country.

Spectrum

•                                          Decree No. 671/14

Decree No. 671, published in the Official Bulletin on May 14, 2014, superseded Sections 2nd and 3rd of Decree No. 2,426 issued on December 13, 2012, which provided that the remaining spectrum in 850 MHz and in 1,900 MHz be assigned to the state-owned operator ARSAT. Such remaining spectrum had been subject to a public auction called by SC Resolution No. 57/11, which later became ineffective for reasons of opportunity, merit and convenience.

The above mentioned Decree also readjusts the previous assignments of the new spectrum bands, instructing the SC to implement the applicable measures to assign 108 MHz of the bands contained between 698-806 MHz, as well as 120 MHz between the 1,710-1,770 and 2,110-2,170 MHz bands “exclusively to the Land Mobile Service”.

In addition, the above mentioned Decree instructs the SC to call a public auction for this new spectrum, plus the remaining spectrum in the 850 and 1,900 MHz bands mentioned above (band 1,900: 30 MHz in the North Area and AMBA; 35 MHz in the South Area, and band 850: 7.5 MHz in AMBA).

•                                          SC Resolution No. 17/14

SC Resolution No. 17, published in the Official Bulletin on May 16, 2014, assigns 120 MHz of the 1,710-1,770 MHz and 2,110-2,170 MHz bands to the Land Mobile Service, leaving previous assignments without effect.

In addition, SC Resolution No. 17 ratifies the suspension to make new assignments of frequencies in the band segments next to those, from 1,770-850 MHz and from 2,170-2,200 MHz, as it had been in effect since 2001.

The above mentioned Resolution also states that systems which are currently operated by other operators in the newly assigned bands must migrate within a two year period. For such purpose those operators must contact the applicable Regulatory Authority, within 60 days from the publication of such Resolution, to coordinate their systems’ migration.

•                                          SC Resolution No. 18/14

SC Resolution No. 18, published in the Official Bulletin on May 19, 2014, assigns 108 MHz of the 698 to 806 MHz band to the Land Mobile Service, leaving previous assignments (broadcasting and fixed systems) without effect.

In addition, this Resolution, as well as SC Resolution No. 17/14 referred to above, provides that systems which are currently operated by other operators in the above mentioned band must migrate within a two year period, for which purpose they must contact the applicable Regulatory Authority, within 60 days of the publication of this Resolution, to coordinate their systems’ migration.

•                                         SC Resolution No. 37/14

SC Resolution No. 37, published in the Official Bulletin on July 7, 2014, approved the General Regulations for the Advanced Mobile Communications Service (SCMA), which defines such service as: “telecommunications wireless service which, by the use of digital access technology, supports low and high user’s mobility, high rates of data transfer, interoperability with other fixed and mobile networks, with capacity for international roaming and oriented to the switch of packages that allow the use of a broad range of applications, including those based on multimedia content”.

The SCMA shall be provided by using the 698 to 806 MHz band (108 MHz) and the 1,710 to 1,770 MHz and 2,110 to 2,170 MHz bands (120 MHz). A 60 MHz maximum spectrum cap for each provider is set forth and all the national territory is considered as a sole Area of Use of this service.

The network technology and architecture shall be freely chosen by each provider. However, certain minimum parameters are set forth, such as supporting bandwidth channels of 10, 15 and 20 MHz, and reaching theoretical high peak speeds of 100 and 50 Mbps, for the descending and ascending connections respectively, for a 20 MHz channel and support high spectral efficiencies (5 and 2.5 bps/MHz, respectively, for each direction of transmission). It also sets forth minimum speeds of 14Mbps for the descending connections and 6Mbps for the ascending connections.

The SCMA shall be subject to the rules set forth in these resolutions, the List of Conditions issued for the frequency bands auctions to be used for the provision of this service and the regulations to be approved to such effect.

•                                          SC Resolution No. 38/14

SC Resolution No. 38, published on the Official Bulletin on July 7, 2014, stated: (i) to call a public auction process for the awarding of the remaining frequencies of the Personal Communications Service (PCS), of the Mobile Cellular Radiocommunications Service (SRMC), as well as those of the new spectrum for the Advanced Mobile Communications Service (SCMA) recently created (the “Auction process”) and (ii) to approve the Bidding Terms and Conditions for simultaneously bidding the aggregate of the remaining spectrum in the 850 and 1,900 MHz bands, and the 698 to 806 MHz bands, plus 90 MHz of the 1,710/1,770 — 2,110/2,170 MHz bands for the SCMA service (remaining out of the auction and available for further use, 30 MHz corresponding to the 1,755-1,770 sub-band and 2,155-2,170 sub-band), respecting the corresponding spectrum caps (50 MHz for SRCM + PCS and 60 MHz for SCMA).

The above mentioned Terms and Conditions set forth the general principles and conditions of the auction, the applicable rules, the auction timetable, the Terms and Conditions purchase price ($200,000 pesos), the economic capacity (Equity of $1,500) and conditions of the offerors (they shall be telecommunications licensees), the economic-financial and technical documentation to be submitted for the prequalification, the coverage compliance obligations of the successful bidders, the base values of the frequency bands to be auctioned, and the procedures and formalities of the public auction.

The Terms and Conditions organized the aggregate of the spectrum to be auctioned in 10 Lots:

•        The first one, to be auctioned exclusively among entering operators who shall qualify for the public auction, shall be comprised of 20 MHz in the 1,900 MHz band for each of the three Regions, plus 20 MHz in the 700 MHz band and other 20 MHz in the 1,700/2,100 MHz band.

•        Another six lots comprised by spectrum segments in the 850 and 1,900 MHz bands, which would allow Personal and to the mobile operator Claro, to complete their respective spectrum caps —taking into account that Movistar has already reached its cap- in each of the Regions of operation of the SRMC and PCS services: Personal could acquire up to 5 MHz in the North Area, up to 7.5 MHz in the AMBA and up to 10 MHz in the South Area, while Claro could acquire up to 5 MHz in the North Area, up to 10 MHz in AMBA and up to 5 MHz in the South Area.

•        And three final lots, comprised, each one, by combinations of segments of 20 or 30 MHz of new spectrum in the 700 and 1,700/2,100 MHz. bands (creating two lots of 50 MHz and the last one of 40 MHz, respectively).

The MHz base price for the bandwidth to be auctioned was fixed in U.S. dollars, as detailed below:

BAND	MHZ BASE PRICE (in US$ millions)

SCMA (700 MHz)	9.87
SCMA (1.7/2.1 GHz)	9.44
SRMC	6.00
PCS Area I	1.00
PCS Area II	4.40
PCS Area III	0.60

The selection procedure for the best economic offer shall consist of an auction of each of the Lots (“The Public Auction”).

The authorizations for the use of the frequencies subject to the public auction are granted for a fifteen (15) year period starting on the date on which the administrative act of choosing a bidder is notified.  Once such period ends, the SC may extend it if expressly required by the successful bidder (which extension shall be subject to the price and conditions to be determined by the SC).

The Terms and Conditions provided for certain coverage obligations to be reached within a five year period (locations of up to 500 inhabitants in the whole country and almost all the corridors of relevant federal and provincial roads, setting forth various intermediate stages for complying with such unfolding). It also imposes certain obligations of domestic roaming (which are not taken into account for the calculation of the coverage obligations) and of sharing of passive infrastructure with the Incoming Operators (in up to 50% of the sites that the latter’s must unfold). In addition, as consideration for the acquisition of even only one of the six lots corresponding to the SCRM or PCS services, the current mobile operators must guarantee that all their sites provide mobile Internet of at least 1Mbps (descending), at the end of the fifth year.

On July 24, 2014, Personal acquired the Public Auction’s Terms and Conditions, and on August 28, 2014 and September 4, 2014, made some filings before the SC making inquiries and requesting clarifications on some of the provisions set forth in the Terms and Conditions. The Terms and Conditions were also acquired by Telefónica Móviles, AMX Argentina S.A. (“Claro”), Nextel S.A., Cablevisión S.A. and Arlink S.A., who also made several inquiries.

SC Resolution No. 62/14 issued on September 10, 2014 and published in the Official Bulletin on September 11, 2014, approved Amending Circular No.1 of the Terms and Conditions (and its Exhibit), pursuant to which the SC responded to inquiries made by the acquirers of the Terms and Conditions and amended some of the provisions included in it.

In addition, SC Resolution No. 64/14 issued on September 16, 2014 created a Prequalification Commission, consisting of CNC and SC representatives, which was in charge of issuing the prequalification reports regarding the offerors and any challenges that may arise.

On September 18, 2014, Personal submitted the “prequalification and background envelope” in order to participate in the Public Auction, and the Prequalification Commission requested and received from the CNDC a report which concludes that the possible assignment of frequencies to the four companies that participated in the Public Auction (Personal, Telefónica Móviles, Arlink and Claro) “would not constitute a situation that may adversely affect free competition in the current circumstances of the mobile telecommunications market, and that it does not have questions or exceptions to be made thereon”.

On the basis of the above referred CNDC report and the Commission of Prequalification report, the SC issued Resolution No. 65/14, pursuant to which Personal, Telefónica Móviles, Arlink and Claro were prequalified to participate in the Public Auction.

On October 31, 2014 the Public Auction took place and Personal presented several economic offers, which resulted winners for the following Lots:

1)                  For the SRM service, in Lot No. 2 (Band: 830.25-834 / 875.25-879);

2)                  For the PCS service, in Lot No. 5 (Band: 1,890-1,892.5 / 1,970-1,972.5) and in Lot No. 6 (Band: 1,862.5-1,867.5 / 1,942.5-1,947.5); and

3)                  For the SCMA service, in Lot No. 8 (Band: 1,730-1,745 / 2,130-2,145 and Band: 713-723 / 768-778).

For the acquisition of these Frequency Bands, Personal has committed an amount equivalent to US$ 658 million (currency of offer) in the Public Auction and its economic offer for the Lot No. 8 resulted the highest one offered in the Public Auction. In accordance to Article 48 of the Terms and Conditions, within the 20 days following the Public Auction, the SC would issue the act of awarding of the Frequency Bands to the winning companies.

Through SC Resolution No. 79/2014 the SCMA service was awarded to Personal, while SC Resolutions No. 80/2014, 81/2014, 82/2014 and 83/2014, that were published in the Official Bulletin of Argentina on November 27, 2014, provided that the following frequency bands were awarded to Personal:

SC Resolution	Lot No.		Frequency Band	Exploitation area/ (Service)	Amount paid (in millions of US$)	Capitalized cost of acquisition (in millions of $)
80/14	5	PCS	1890-1892.5 Mhz and 1970-1972.5 Mhz	Northern (3G)	5.0	43
81/14	2	SRMC	830.25-834 Mhz and 875.25-879 Mhz	AMBA (3G)	45.0	387
82/14	6	PCS	1862.5-1867.5 Mhz and 1942.5-1947.5 Mhz	Southern (3G)	6.0	51
83/14	8	SCMA	1730-1745 Mhz and 2130-2145 Mhz	Country (4G) partial awarding	354.7	3,049
					410.7	(*) 3,530

(*) Includes $18 corresponding to the tax on debits to bank accounts that were capitalized in the cost of the licenses.

On December 17, 2014, Personal paid the awarded Frequency Bands. In the case of Lot No. 8, the payment was made on account of the single and total price offered for this Lot which amounted to US$ 602 million. Personal has requested to complete the assignment of the Frequency Bands for the SCMA services in Lot No. 8, which was partially awarded through SC Resolution No. 83/2014, and has reserved the applicable rights.

The acquisition of the rights of use of these Frequency Bands was recorded as Intangible Assets amounting to $3,530 and will be amortized as described in Note 3.i) — 3G/4G licenses.

The full awarding of Lot No. 8 becomes essential for the compliance of the commitments foreseen in the Auction Terms and Conditions. Once the awarding takes place (which will enable to access to the SCMA frequency band 713-723/768-778), Personal shall pay the equivalent to US$ 247.3 million (outstanding balance of the auction amount), and set a compliance guarantee for an amount equal to 15% of such amount.

The Auction Terms and Conditions established strict coverage and network deployment obligations, which will require significant investments on the part of Personal (additional information is provided in Note 18.e).

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

•                  a sale, encumbrance or transfer of assets which has the effect of reducing services provided, without the prior approval of the Regulatory Bodies;

•                  a reduction of Nortel’s interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51% of its voting right capital, in either case without prior approval of the Regulatory Bodies (as of December 31, 2014, all Nortel’s ordinary shares belong to Sofora. Additional information in Note 27);

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

STM, SRMC and PCS Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

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

According to the Auction Terms and Conditions for the awarding of frequency bands for SCMA (and some bands for SRMC and PCS), approved by SC Resolution No. 38/14, the authorization to use radio electric spectrum (as defined in the Auction) will be revocable under the following circumstances:

•                  repeated or persistent failure of obligations related to quality indicators of services provided under the terms of the Regulation for the Quality of Telecommunications Services approved by SC Resolution No. 5/2013 ;

•                  repeated or persistent failure of infrastructure sharing obligations and the conditions set for automatic roaming agreements established in the Terms and Conditions;

•                  repeated or persistent failure of the coverage obligations set in Annex III of the Terms and Conditions;

•                  assignment, transfer, encumbrance, lease or sale to third parties of the authorization for the use of the awarded bands, without prior authorization from the Regulatory Authority.

Núcleo’s licenses are revocable mainly in the case of:

•                  repeated interruptions of the services;

•                  any voluntary insolvency proceedings or bankruptcy of Núcleo;

•                  non-compliance with certain service obligations.

(d) Decree No. 764/00

Law No. 27,078 states that Decree No. 764/00 and its amendments shall remain in full force in all that is not opposed to the LAD for the time required by the Regulatory Authority to draw up the regulations concerning the Licensing Framework for ICT Services, the Interconnection Regulation, the Universal Service Regulation and the Administration, Management and Control of the Spectrum Regulation.

When issued, Decree No. 764/00 substantially modified three regulations:

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

•                  Interconnection Regulation

This regulation provides for an important reduction in the reference interconnection prices in effect at the time. The regulation also increases the number of infrastructure elements and services that the dominant operator is required to provide, including interconnection at the local exchange level, billing services and unbundling of local loops. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audio text, collect calling and the implementation of number portability.

•                  Universal Service Regulation (“RGSU”)

Decree No. 764/00 required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (“the SU fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation established a formula for calculating the subsidy for the SU liability which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

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

SU Regulation stated by Decree No. 558/08

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

The Decree requires telecommunications service providers to contribute 1% of their revenues (from telecommunication services, net of taxes) to the SU Fund and keeps the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the corresponding receivable, as the case may be.

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

On December 1, 2010, the SC issued Resolutions No. 147/10 and 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aim to reclaim the Broadband service to state-run educational institutions and public libraries, respectively, and would be implemented through the use of the FFSU resources. As of the date of issuance of these consolidated financial statements, the first auction of the “Internet for educational institutions” program has been conducted and the bidding of the “Internet for public libraries” program is being developed. Telecom Argentina was awarded and is finishing the last project facilities which will reach 1,540 schools involved and a billing to the FFSU of approximately $5 per year for a period of 5 years. On the other hand, the auction “Internet for public libraries” program was cancelled by the Regulatory Authority for its redefinition. Also, during 2012, the auction “Telephony and Internet for towns without provision of Basic Telephone Service” took place according to Resolution No. 88/09, which involved the service provision in 430 locations. Personal presented its offer to the auction. As of the date of issuance of these consolidated financial statements, the auction is pending of definition.

On November 11, 2010, the SC issued Resolution No. 154/10 adopting the methodology for the deposit of the SU contributions to the trustee’s escrow account. The Resolution includes several provisions related to the determination of the contributions that correspond to the periods before and after Decree No. 558/08 was issued. It also provides that until the SC determines the existence of programs, the amounts that may correspond to their implementation may be discounted by the telecommunication providers when determining their contribution to the SU Fund. If completed the verification from the SC there were unrecognized amounts, they must be contributed into the FFSU or for the development of new works of the SU, with the approval of the SC.

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

As of the date of issuance of these consolidated financial statements and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713 /07, Telecom Argentina has filed its monthly calculations since July 2007 for the review of the Regulatory Authority and estimated a receivable of $1,742 (unaudited). This receivable has not yet been recorded as of December 31, 2014 since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” — amounting approximately to $1,496 since July 2007 to date and which are included in the abovementioned receivable - did not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution. As of the date of issuance of these consolidated financial statements, the resolution of this appeal is still pending.

Telecom Argentina was notified of SC Resolutions No. 53, 54, 59, 60, 61, 62, 69 and 70/12, pursuant to which the “Special Service of Information 110”, the “Discounts for Retired People, Pensioners and Low Consumption Households”, the services of “Social Public Telephony and Loss-Making Public Telephony”, the “Services and Discounts relating to the Information Society Program argentin@internet.todos”, the “Services for Deaf-Mute People”, the “Free Access to Special Emergency Services and Special Community Services”, the “Value Added Service 0611 and 0612” and the “Long Distance Semipublic Service “, respectively, did not qualify as an Initial Indicative Program, pursuant to the terms of Article 26 of Annex III of Decree No. 764/00, and that, they did not constitute different services involving a SU provision, and therefore they cannot be financed with SU funds, pursuant to the terms of Article 2 of Decree No. 558/08.

Telecom Argentina’s Management, with the advice of its legal counsels, has filed appeals against SC Resolutions Nos. 53, 54, 59, 60, 61, 62, 69 and 70 presenting the legal arguments based on which such resolutions should be revoked. The deductions that were objected by the SC Resolutions amount to approximately $633 and are included in the credit balance mentioned in the third paragraph.

On September 13, 2012, the CNC required Telecom Argentina to deposit approximately $208. Telecom Argentina has filed a recourse refusing the CNC’s request on the grounds that various appeals against SC Resolutions are still pending. However, at the date of issuance of these consolidated financial statements it cannot be assured that these issues will be favorably resolved at the administrative stage.

On March 19, 2014 the CNC notified Telecom Argentina of a claim in connection with an alleged breach of Resolution No. 2,516/13 (and its amendment Resolution No. 3,998/13) stating that Telecom Argentina had omitted to submit the SU calculations corresponding to the period January 2001 - June 2007 and ordering Telecom Argentina to submit such calculations and, if applicable, to make the corresponding penalty payments.

As of the date of issuance of these consolidated financial statements, Telecom Argentina has filed its complaint against this imputation disclosing the defense arguments supporting its right and for which corresponds to the CNC rescind the accusation extended to Telecom Argentina in relation to the mentioned regulation.

In Personal

Since January 2001, Personal has recorded a liability related to its obligation to make contributions to the SU fund. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, Personal deposited the correspondent contributions of approximately $112 into an account held under their name at the Banco de la Nación Argentina in January 2011.

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

On April 9, 2014 Personal filed, pursuant to the SC’s request, a new adaptation of the Project filed in connection with Resolution No. 9/11. This new filing consists only of additional detailed information about the Project’s scope. As of the date of issuance of these consolidated financial statements, the Project is pending of approval.

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

Amendments of the LAD to the SU Regulation

The LAD introduced substantial modifications to the SU regulations pursuant to Decree No. 558/08. Among its provisions the LAD establishes the creation of a new FFSU and the fact that the investment contributions corresponding to the SU programs be managed through said fund, whose assets shall belong to the National Government.

The licensees of ICT Services shall be obliged to make investment contributions to the FFSU equivalent to one per cent (1%) of the total accrued revenues for the provision of the ICT Services included in the scope of application of the law, net of imposed taxes and charges. The investment contribution shall not be transferred to the users whatsoever. In turn, the Regulatory Authority may dispose, once the SU objectives are reached, the total or partial, permanent or temporary exemption, of the obligation to perform said investment contributions.

The Law also establishes that by virtue of that set forth by Sections 11.1 and 11.2 of the Management Trust Agreement of the FFSU of Decree No. 558/08, the resources therein foreseen in section 8 of Annex III of Decree No. 764/00 and its amendments shall be integrated to the FFSU created by the LAD in the conditions determined by the Regulatory Authority.

The SU funds shall be applied by means of specific programs. Its content and the corresponding awarding mechanisms shall be defined by the Regulatory Authority who may entrust the execution of these plans directly to the entities included in article 8, paragraph b), of Law No. 24,156, or, complying with the selection mechanisms that may correspond, respecting publication and competition principles, to other entities.

At the date of issuance of these consolidated financial statements, the new SU Fund has not been constituted.

(e) Administrative complaint in connection with the service cuts affecting Telecom Argentina and Personal’s customers

In the normal course of business, telecommunications service providers face the possibility of having incidents in their networks or other assets with different impacts on services provided. The Regulatory Framework that regulates the service provision of Telecom Argentina and Personal provides for the possibility of interruptions in the provision of the service and also contemplates exemptions of responsibility in case of unforeseen circumstances or force majeure. In particular, the List of conditions of the Mobile Telephony Service (approved by Decree No. 1,461/93) and the General Regulation of Individual Communications Service (approved by SC Resolution No. 60/96) provide for a penalty regime taking into account the period of the service interruption and releasing of any sanction for total service provision interruption for no more than 24 hours and for partial service provision interruptions for periods of less than 7 days. The Telecom Group’s companies seek the necessary actions to prevent such incidents, and, in case of any occurrence, ensure their resolution as soon as possible.

However, the CNC has initiated different administrative procedures against Telecom Argentina and Personal related to different network incidents, including some originated by cases of unforeseen circumstances or force majeure, imposing penalties of different amounts for the companies of the Telecom Group.

The more relevant administrative sanctions are as follow:

Date of the incident	Company	Approximate duration of the incident	Sanctions
06/12/2012	Telecom Argentina	2½ hours	Fine of approximately $0.6.
06/12/2012	Personal	2½ hours	Fine of approximately $0.6 and $10 argentine pesos of reimbursement to each customer affected, with a penalty of $4,690 argentine pesos for each day of delay in complying with the reimbursement.
03/08/2013	Personal	2 hours	Fine of $6 and $30 argentine pesos of reimbursement to each customer affected, with a penalty of $140,700 argentine pesos for each day of delay in complying with the reimbursement.
04/02/2013	Personal	Service provision affected by the flooding of La Plata city.	Fine of approximately $2 and $60 argentine pesos of reimbursement to each customer affected, with a penalty of $140,700 argentine pesos for each day of delay in complying with the reimbursement.
05/10/2013	Personal	10 hours	Fine of approximately $0.6 and a penalty of $1,407 argentine pesos per day of delay in complying with reporting required by the CNC with respect to the incident.

Telecom Argentina and Personal have filed their defenses against such penalty procedures in the administrative stage, exposing their arguments, based on which such procedures should be released. As of the date of issuance of these financial statements, these penalty procedures are not final. However, it cannot be assured that a favorable result will be obtained at the administrative stage.

(f) SC Resolution No. 1/13

On April 8, 2013, SC Resolution No. 1/13 was published in the Official Bulletin, establishing that all mobile operators should guarantee the service provision, even in emergency situation or catastrophe, in which case the normal service provision must be restored in a maximum period of one hour. Mobile operators must, in all cases, prioritize the access to emergency services in the affected areas.

In addition, SC Resolution No. 1/13 established that mobile operators present within 45 days a Contingency Plan for emergency situations, for purposes of guaranteeing the continuity of services in such circumstances.

As of the date of issuance of these financial statements, Personal has appealed SC Resolution No. 1/13 exposing the arguments by which the mentioned resolution should be released. However, Personal has met its commitment to present a Contingency Plan for emergency situations.

On January 26, 2015, the CNC notified Personal some observations to the Contingency Plan, also requiring informing the measures chosen to implement the Plan and the status thereof. At the date of issuance of these consolidated financial statements, Personal is analyzing the observations made by the CNC and the amendments to be made to the Contingency Plan timely submitted.

(g) SC Resolution No. 5/13

On July 2, 2013, SC Resolution No. 5/13 was published in the Official Bulletin. This Resolution approved a “Telecommunication service quality regulation”, establishing, among others, new quality parameters required for telecommunication services provided through mobile and fixed public networks, for all the operators in Argentina and the obligation to provide periodic information to the CNC.

CNC Resolution No. 3,797/13 was published in the Official Bulletin on November 13, 2013, supplementing SC Resolution No. 5/13 and approving the Audit Procedures and Technical Verification of Service Quality Regulation of Telecommunications Services Manual.

Pursuant to the provisions of CNC Resolution No. 3,797/13, Telecom Argentina and Personal have completed the submission of the respective “Technical Reports” (detailed technical specifications of the measurement process) and it has as well made their submissions providing the required information pursuant to the provisions of SC Resolution No. 5/13.

On August 14, 2014 the CNC notified Telecom Argentina and Personal of the audits and technical verifications the Regulatory Authority shall perform on the supply of the services for which Telecom Argentina and Personal have license which shall be performed following the processes and methods of measurement exhibited in the respective presentations of the “Technical Annual Reports”, and that the activity shall be developed holding as leading principles those set forth in SC Resolution No. 5/13 and CNC Resolution No. 3,797/13. Notwithstanding, the CNC is developing verification tasks of the mobile services by means of tests of calls and data with measuring mobile devices in different locations of the country using procedures different from those defined in the Quality Regulation and publishing the results obtained in the link “quenosecorte.gob.ar”.

Within the scope of said verifications, the CNC has initiated penalty processes against Personal for alleged non-compliances of the CNC Resolution No. 3,797/13. The Management of Personal has solid legal basis timely submitted in the disclaimers for the defense of its rights.

Since the enforceability of this Resolution is subject to the compliance of certain steps for its implementation with the previous approval of the CNC, Telecom Argentina and Personal have carried out the corresponding statutory reserves in each of their submissions. In addition, Telecom Argentina has stated in its different submissions that, due to the special circumstances that beset its tariff structure, it is not applicable to demand the compliance of the steep operative and customer service parameters set forth in SC Resolution No. 5/13.

(h) Regulation of Users of Mobile Communication Services

On September 9, 2013, the SC issued Resolution No. 12/13, establishing a procedure for public participation to express opinions and proposals on the Draft Regulation for Users of Mobile Communication Services (attached as Annex I of such resolution). The draft regulation contemplates, among other matters, the submission and maintenance of all service contracts electronically and on paper and also modifies the way changes in service plan business and marketing are submitted. As part of that process, Personal has submitted comments to the project stating the effects the provisions proposed in the published project, if approved, would have on the Argentine mobile communications industry. As of the date of issuance of these consolidated financial statements, the Regulation has not yet been approved.

(i) Change in the unit of pricing of mobile services and information on the conditions of commercial mobile plans

Resolution No. 26/13 issued on December 17, 2013 changed the billing unit of pricing for calls originating on mobile services and the mechanism for informing the CNC of the conditions of existing commercial plans. The new resolution establishes that calls originated by users of mobile communications will be charged per second and the pricing of each call will consist of a fixed value corresponding to the Initial Communication Block (including up to the first 30 seconds), plus additional charges per second after the 30th second of communication has elapsed.

Personal has made the necessary implementations to comply with the new provisions. Also, the CNC has initiated audits designed to verify the compliance of Personal with the implementation of the new pricing method, according to which has initiated some sanctioning processes in which Personal have already filed its defense, providing solid legal arguments as a result of which such accusations should not prevail.

(j) Disclosure of Mobile Communication Services Information

On June 11, 2014, Joint Resolution No. 29 of the SC and No. 81 of the Secretary of Commerce was published in the Official Bulletin, establishing new rules concerning the information that mobile communication services providers must disclose to consumers, regularly and free of charge. The Resolution became effective at the end of July, 2014.

Personal has made the necessary developments in its systems, in accordance with the timetable submitted to the CNC on July 22, 2014. However, the CNC has begun audits for purposes of verifying compliance with such Resolution, initiating a sanctioning procedure in which Personal has filed its response in defense of its rights.

(k) Increase in the Regulator’s Penalty Activities

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

Since fiscal year 2013, the CNC significantly increased its penalty activities, increasing the amount of charges and sanctions, as well as the individual amount of each of the latter. In several cases the sanctions imposed as from FY13 had twice the economic value of those imposed to Telecom Argentina in previous periods for the same alleged infringements and such tendency continued during 2014. As a result, and notwithstanding the defense arguments submitted by Telecom Argentina at the administrative level, sanctions and charges received in FY14 vs. FY13 (measured in terms of alleged infringements) increased 74% and 175%, respectively.

In determining the provisions for regulatory charges and sanctions, the Telecom Argentina’s Management, with the assistance of its legal counsel, determines the likelihood of such sanctions being imposed, the amount thereof based on historical information and judicial precedents, also contemplating various probable scenarios of statute of limitation for charges and sanctions received, the current levels of execution of sanctions and the eventual results of legal actions that Telecom Argentina has undertaken to demonstrate, among other things, the disproportionate sanctions imposed by the Regulatory Authority since 2013.

Telecom Argentina has recorded certain provisions that it deems sufficient to cover the above mentioned sanctions and charges, estimating that they should not prosper in amounts individually higher than 200 thousand UT ($ 9,380 argentine pesos) per each alleged violation against its clients in the normal course of business, in accordance with the legal and regulatory analysis performed as of December 31, 2014. If Telecom Argentina and its legal advisors’ arguments do not prosper, the Management of Telecom Argentina estimates that the amount of provisions for regulatory charges and sanctions might be increased in approximately $216 as of December 31, 2014.

(l) “Tax Stability” principle: impact of variations in Social Security contributions

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

Pursuant to Resolution No. 41/07, Telecom Argentina may offset the impact of costs faced as a result of increases in Social security contribution rates.

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

As of December 31, 2014, Telecom Argentina has a net receivable of $62 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the non-current caption “Other receivables”.

Since the resolution allows Telecom Argentina to offset the receivables with existing and/or future regulatory duties and the intention of Telecom Argentina is to exercise its offsetting rights, the receivable was recorded net of reserves. As of December 31, 2014, the reserves corresponding to these regulatory duties amounted to $85.

Since December 2008, Telecom Argentina has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

(m) Tariff structure of the national and international regulated fixed line services

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

However, a preliminary injunction against Telecom Argentina disallowed Telecom Argentina to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments resulting in the pesification and the freeze of the regulated tariffs.

Tax on deposits to and withdrawals from bank accounts charged to customers

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, going forward, tariff increases on basic telephony services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. Telecom Argentina has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (n) below).

In April 2007, Telecom Argentina provided the CNC with supporting documentation on this amount for its audit. Telecom Argentina had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by Telecom Argentina and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, Telecom Argentina has recorded as “Non-current Other receivable” a total of $23. This receivable is also included in the reserves for regulatory matters.

(n) Renegotiation of agreements with the Argentine Government

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

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2015.

Letters of Understanding (“LOU”) with the UNIREN

In May 2004, Telecom Argentina signed a LOU with the Argentine Government pursuant to which Telecom Argentina committed not to modify the current rate structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom Argentina expected to have concluded before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Telecom Argentina has fulfilled its commitments under the LOU.

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

The main terms and conditions of the Letter include:

•              The CNC and UNIREN have determined that Telecom Argentina satisfactorily complied with most of the requirements contemplated in the Transfer Agreement and by the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006 (some of these matters are described below). Despite such expectation, the Regulatory Authority continues to analyze such open issues, the outcome of which would be disclosed when the analysis is completed;

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

Filings of Telecom Argentina during 2014

On June 18, 2014, Telecom Argentina made a filing before the SC requesting the adjustment of the SBT lines’ Connection Fee, in order to obtain an urgent restoration of the balance that must reasonably exist in the operative costs incurred for the provision of the public service in charge of Telecom Argentina, recomposing the Connection Fee in an equitable manner and pursuant to the legal provisions that govern the licenses granted to Telecom Argentina, taking into account that the revenues currently obtained by Telecom Argentina for the installation of the SBT lines is much lower than the direct costs that Telecom Argentina incurs to connect new customers.  In addition, Telecom Argentina requested that, until such adjustment takes place, such installations become excluded from the sanctioning regime provided by Decree No. 1,185/90, Decree No. 62/90, and SC Resolution No. 5/13.

On July 23, 2014, Telecom Argentina made a second filing before the SC pursuant to which it requested, among others: (i) adjustment of the monthly basic charges of all the SBT categories set forth in the Tariffs General Structure; (ii) the determination of a social tariff; (iii) the adjustment of the telephonic pulse value; (iv) the adaptation of the international long distance tariff to the current value of the gold franc; and (v) the tariff deregulation of the commercial service category. In addition, and until such adjustments are made, it was also requested that the SBT become excluded from the sanctioning regime provided by Decree No. 1,185/90, Decree No. 62/90, SC Resolution No.10,059/99 and SC Resolution No. 5/13. It is worth mentioning that such adjustments would have relevant effects on Telecom Argentina’s ability to finance the technological updating of its networks and infrastructure, which would in the end result in the provision of better services to Telecom Argentina’s customers.

Following these presentations, on December 19, 2014 the LAD (under Title (VI) “Prices, rates and levies”), established a general rule (Article 48) setting a new legal framework in this matter. At the date of issuance of these consolidated financial statements, Management of Telecom Argentina is assessing the alternatives provided by the new law.

(o) Additional regulatory framework

•             “Buy Argentine” Act

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

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for the Company to present half-year affidavits addressing the fulfillment of these rules. Non-compliance with this obligation is subject to administrative sanctions.

This regulation, thus, reduces the operating flexibility of Telecom Argentina due to the time required to request bids for services and/or to obtain an approval of the relevant authority when necessary, and the higher administrative expenses derived from the obligation to present half-year affidavits.

•             Regulation of Virtual Mobile Operators

SC Resolution No. 68/14, published in the Official Bulletin on October 28, 2014, approved the Regulation of Virtual Mobile Operators (in Spanish, “OMV”) and the Basic Requirements for OMV Agreements. Among its provisions, the Resolution states that the Network Mobile Operators (in spanish “OMR”) that have spectrum and infrastructure, shall annually file a reference offer for those interested in providing services as OMV, in which they will set forth the technical and economic conditions, which shall be reasonable and non-discriminatory. The Resolution also provides the modalities and procedures for the provision of such services.

•             “Ley Argentina Digital”

On December 19, 2014 Law No. 27,078 the so-called “Ley Argentina Digital” was published and enforced. The new law declares of public interest the development of the ICT and its associated resources, establishing and guaranteeing the total neutrality of the networks in order to guarantee each user the right to access, use, send, receive and offer any content, application, service or protocol by Internet without any type of restriction, discrimination, distinction, blockage, interference, hindrance o degradation.

Act No 19.798 of Telecommunications (passed in 1972) and its amendments shall only survive in respect of those provisions not opposed to the provisions of the new LAD (among those, e.g., section 39 of Act No 19.798 referred to the exemption of all levies on land use, subsoil and airspace for telecommunication services). The new LAD also repeals Decree No. 764/00 and its amendments, notwithstanding, however, the mentioned decree shall be in force in all that is not opposed to the LAD for the time required by the Regulatory Authority to draw the regulations of Licenses, Interconnection, Universal Service and Spectrum.

Among the most relevant contents in the LAD which amends the regulatory framework in force as regards telecommunications are:

a)                 the recognition as an essential and strategic public service of ICT as regards the use and access to the telecommunications networks, for and between licensees of ICT services;

b)                 the rule on prices and rates establishing that the licensees of ICT services shall set their prices which shall have to be fair and reasonable, cover the exploitation costs and tend to the efficient supply and reasonable operation margin;

c)                  the exemptions of taxes, establishing that tax exemptions or reductions, prices and encumbrances of ICT in general and telecommunications in particular may be set on a precarious basis when the nature of certain activities so warrant;

d)                 the amendments as regards Universal Service;

e)                  the asymmetric regulation as universalization tools towards the development of an effective competition.

The new Law sets forth that the licensees of the ICT services may supply audiovisual communication services with the exception of those provided through satellite link, the corresponding license being processed before the proper authority, and exempts the licensees of public services related with their scope of application of the restrictions imposed by articles 24 paragraph i) and 25 paragraph d) of Act No 26,522, as said regulations prevented public services companies from being licensees of audiovisual communication services.

The law establishes the framework for suppliers entering the audiovisual communication services market setting forth that the Federal Authority of Audiovisual Communication Services shall determine the go-to-market conditions of audiovisual communication services for the suppliers and licensees of ICT. The Law also states a gradual implementation plan through the setting up of promotion areas for limited periods of time determined according to public interest, within which the licensees of ICT services with significant market power shall not be able to provide audiovisual communication services.

It also sets forth that the ICT service shall be provided throughout the national territory, considered for that end as a unique area of exploitation and supply, and the modification of the interconnection schedule, imposing higher obligations to the operators and more rights to the Argentine State for the regulation in this sense of the wholesale market.

The LAD, in turn, establishes that the SBT holds its status of public service (section 54), and it defines it as the service for the supply of national and international telephone voice service, through the local networks, notwithstanding the technology used for its transportation, provided that it complies with the objective of allowing its users to communicate with one another (section 6 paragraph c)). In addition, in section 90 of Title XI, it establishes that said definition, comprises the senses of the definition established in the Bidding Terms and Conditions for the International Public Bidding process for the Privatization of the Supply of the Telecommunications Service timely approved by Decree No. 62/90.

To the date of issuance of these consolidated financial statements the provisions to be set forth by the Regulatory Authority are still pending. Management of the Company hopes that said provisions shall clarify certain controversial aspects of the new law, so as to be able to complete the evaluation of the operational and economic-financial impact the LAD shall have on the business of the Telecom Group in the following years.

Note 3 — Significant accounting policies

a)             Going concern

The consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 have been prepared on a going concern basis as there is a reasonable expectation that Nortel and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

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

The financial statements of Telecom Argentina’s foreign subsidiaries (Núcleo, Personal Envíos, Telecom USA and Springville — up to February 2014) are translated using the exchange rates in effect at the reporting date (the current method); income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are recognized in Other Comprehensive Income. The cash flows of foreign consolidated subsidiaries expressed in foreign currencies included in the consolidated statement of cash flows are translated at the average exchange rates for each year.

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

d)             Consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control (Personal, Núcleo, Micro Sistemas, Telecom USA, Personal Envíos — only as of December 31, 2014, and Springville —up to February 2014-) as of December 31, 2014, 2013 and 2012.

Control exists when the investor (Nortel) has power over the investee; exposure, or rights, to variable returns from its involvement with the investee and has the ability to use its power to affect the amount of the returns. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They should be deconsolidated from the date that control ceases.

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

According to the terms and conditions of the offer accepted by Personal, on February 19, 2014 the transfer of the shares was concluded and Personal collected the mentioned amount, equivalent to $0.2, generating a gain of $0.4 for the reversal of the amount included in “Currency translation adjustments”.

In accordance with IFRS 5, investment in Springville was classified as “Asset available for sale” as of December 31, 2013. This asset was measured at the lower amount between the booked value and the fair value less costs of sale. The results were presented as discontinued results. Assets, liabilities, operating expenses and cash flows related to Springville are not material in relation to the Telecom Group accounts, and in any case reach the minimum magnitude to be segregated in the statement of financial position, income statement, statement of comprehensive income or statement of cash flow of the Group.

Below are detailed information on the assets, liabilities, net results and cash flows in discontinuation - net of eliminations- related to Springville that were consolidated as of December 31, 2013 and 2012:

Assets and liabilities - discontinued operations

The Statement of Financial Position as of December 31, 2013 includes the following Springville’s assets and liabilities consolidated to such date:

As of December 31, 2013
(in thousands of pesos)
ASSETS
Current Assets
Cash and cash equivalents	3
Other receivables, net	433
Total current assets	436
Impairment of assets available for sale	(250)
TOTAL ASSETS — DISCONTINUED OPERATIONS	186

LIABILITIES
Current Liabilities
Trade payables	143
Other liabilities	57
TOTAL LIABILITIES — DISCONTINUED OPERATIONS	200

Net results - discontinued operations

The Income Statement and the Statement of Comprehensive Income for the years ended December 31, 2013 and 2012, include the following Springville’s results consolidated to such date:

	For the years ended December 31,
	2013	2012
	(in thousands of pesos)
Fees for services	(157)	(162)
Rental and maintenance expenses	(166)	(282)
Taxes	(3)	(19)
Energy, water and others	(29)	(160)
Operating loss	(355)	(623)
Finance income — Exchange differences	38	17
Finance expenses — Exchange differences	(17)	(6)
Loss before income tax expense	(334)	(612)
Income tax expense	(2)	(7)
Net loss — discontinued operations	(336)	(619)
Impairment of assets available for sale	(250)	—
Net loss — discontinued operations	(586)	(619)
Currency translation adjustments (non-taxable)	89	115
Total comprehensive loss — discontinued operations	(497)	(504)

Cash Flows - discontinued operations

The Statement of Cash Flows for the years ended December 31, 2013 and 2012 includes the following Springville’s cash flows consolidated to such date:

	For the years ended December 31,
	2013	2012
	(in thousands of pesos)
CASH FLOWS FROM OPERATING ACTIVITIES
Total cash flows used in operating activities	(90)	(523)

NET FOREIGN EXCHANGE DIFFERENCES AND CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	16	89

DECREASE IN CASH AND CASH EQUIVALENTS	(74)	(434)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	77	511
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	3	77

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

Revenue on construction contracts recognized in the years ended December 31, 2014 and 2013, amounted to $7 and $19, respectively, of which $28, are receivables. The agreement provides finance within 48 months from November 2014, the date when the implementation of the project was effective. No revenue on construction contracts were recorded for year 2012.

Cost on construction contracts recognized in the years ended December 31, 2014 and 2013 amounted to $6 and $16, respectively. No cost on construction contracts were recorded for year 2012.

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

Investments in mutual funds are carried at fair value. Unrealized gains and losses are included in financial income/expenses in the consolidated statements of income. During 2014 and 2013, Personal acquired mutual funds whose main underlying asset is adjustable to the variation of the US$/$ exchange rate (dollar linked).

Trade and other receivables

Trade and other receivables classified as either current or non-current assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

Investments

Investments with maturity in excess of 90 days are recorded at amortized cost.

Debt securities issued by Argentine companies and Government bonds acquired for purposes of collecting contractual cash flows are recorded at amortized cost. During 2014 and 2013 Personal acquired National and Provincial Government bonds (some of which have already matured and have been collected or used for the acquisition of the 3G/4G licenses). These Government bonds measured at amortized cost are denominated in US Dollars and bear an interest in this foreign currency, consequently for purposes of calculating the internal rate of return (IRR), Management estimated the US Dollar denominated cash flows to be generated until maturity and compared that amount to the fair value of the instrument in US Dollars at the acquisition date (being the IRR the rate that equates both amounts, which equals to an annual interest rate between 1.76% and 4.28%). The acquisition cost in US Dollars has been adjusted by applying the IRR and the resulting value was converted to Argentine pesos using the exchange rate as of the date of measurement. The exchange differences generated by these bonds are included in Financial expenses as Foreign currency exchange gains or losses.

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

f.2) Financial liabilities

Financial liabilities comprise trade payables (excluding Derivatives), financial debt, salaries and social security payables (see n) below) and certain other liabilities.

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

All derivative financial instruments are measured at fair value in accordance with IFRS 9.

Derivative financial instruments qualify for hedge accounting only when:

a) The hedging relation consists only on hedging instruments and hedged items eligible;

b) Since its inception the hedging relation and the purpose and risk management strategy, are formally designated and documented;

c) the hedge is expected to fulfill the efficacy requirements mentioned in Note 20.

When a derivative financial instrument is designated as a cash flow hedge (the hedge of the exposure to variability in cash flows of an asset or liability, a firm commitment or a highly probable forecasted transaction) the effective portion of any gain or loss on the derivative financial instrument is recognized directly in OCI. The cumulative gain or loss is removed from OCI and recognized in the consolidated income statement at the same time as the hedged transaction affects the consolidated income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the consolidated income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in OCI are immediately recognized in the consolidated income statement.

If hedged item is a prospective transaction that results in the recognition of a non-financial asset or liability or a firm commitment, the cumulative gain or loss that was initially recognized in OCI shall be reclassified to the carrying amount of such asset or liability.

If hedge accounting is not appropriate, gains or losses arising from the fair value measurement of derivative financial instruments are directly recognized in the consolidated income statement.

For additional information about derivatives operations during 2014 and 2013, see Note 20.

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

• 3G/4G licenses

As described in Note 2.b, it includes 3G and 4G frequencies awarded by the SC to Personal in November 2014. In accordance with Article 12 of the Auction Terms and Conditions they were granted for a period of 15 years as from the date of awarding notification (November 27, 2014). After this deadline, the Regulatory Authority may extend the term at Personal´s request. The extension of the term, the related cost and conditions shall be defined by the Regulatory Authority.

Consequently, the Company’s management has concluded that the 3G and 4G licenses have a finite useful life and therefore are amortized under the straight-line method over 180 months.

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

As of December 31, 2013 the Telecom Group hold finance leases which represented current commercial liabilities in the amount of $28 and non-current commercial liabilities of $1.

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

k)             Impairment of intangible assets and PP&E

At least annually, Telecom Argentina assesses whether there are any indicators of impairment of assets that are subject to amortization. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

The carrying value of an asset is considered impaired by Telecom Argentina when it is higher than its recoverable amount. In that event, a loss shall be recognized in the statement of income.

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

Intangible assets with an indefinite useful life (including intangible assets under development or not ready to use) are not subject to amortization and are tested at least annually for impairment. The only intangible asset with an indefinite useful life held by Telecom Argentina as of December 31, 2014 and 2013 is the PCS license (Argentina), which is entirely allocated to the Personal Mobile Service operating segment. Its recoverable amount is determined based on the value in use, which is estimated using discounted net cash flows projections.

For the years presented, Telecom Argentina estimates that does not exist indicators of impairment of assets that are subject to amortization, with the exception of those referred to in the following paragraphs.

During 2014, Telecom Argentina and Personal have assessed the recoverable value of certain work in progress recorded in PP&E. As a result of such assessment, Telecom Argentina recorded an impairment loss for a total amount of $61 (equivalent to the carrying value of these assets) and a partial reversal (amounting to $36) of the impairment loss recorded in 2013 related to certain projects entered into Telecom Argentina and the private sector. The amount of this impairment loss will be re-assessed periodically.

These net effects of the impairments are included in operating expenses under the item line “Impairment of PP&E”.

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

The net periodic pension costs are recognized in the income statement, segregating the financial component, as employees render the services necessary to earn pension benefits. However, actuarial gains and losses should be presented in the statements of comprehensive income. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by IAS 19 revised. Telecom Argentina does not make plan contributions or maintain separate assets to fund the benefits at retirement.

The actuarial assumptions used are based on market interest rates, past experience and Management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following rates and salary ranges:

	2014	2013	2012
Discount rate (1)	7.0% - 8.5%	8.0% - 10.8%	4.1% – 13.1%
Projected increase rate in compensation (2)	13.0% - 28.2%	15.0% - 25.0%	15.0% – 25.2%

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

•                 Deferred income for CONATEL’s government grants

During 2010 and 2011, the CONATEL awarded to Núcleo public tenders for the expansion of the network infrastructure that provides a platform for access to mobile services and basic services in social interest areas in Paraguay.

Government grants are recognized on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate. In accordance with IAS 20 the government grants related to assets can be presented either in the statement of financial position as deferred income or as a reduction of the carrying amount of related asset. The Telecom Group elected the first alternative provided by the standard considering that recognition as deferred income adequately reflects the business purpose of the transaction. Therefore, the related assets were recognized at the cost incurred by Núcleo in the construction of the engaged infrastructure and the government grant was accounted for as deferred income and recognized in profit or loss starting at the time the infrastructure becomes operative and throughout its useful life.

n)             Salaries and social security payables

Include unpaid salaries, vacation and bonuses and its related social security contributions, as well as termination benefits. See f.2) above for a description of the accounting policy regarding the measurement of financial liabilities.

Termination benefits represent severance indemnities that are payable when employment is terminated in accordance with labor regulations and current practices, or whenever an employee accepts voluntary redundancy in exchange for these benefits. In the case of severance compensations resulting from agreements with employees leaving Telecom Argentina upon acceptance of voluntary redundancy, the compensation is usually comprised of a special cash bonus paid upon signing the severance agreement, and in certain cases may include a deferred compensation, which is payable in monthly installments calculated as a percentage of the prevailing wage at the date of each payment (“prejubilaciones”). The employee’s right to receive the monthly installments mentioned above starts on the date they leave Telecom Argentina and ends either when they reach the legal mandatory retirement age or upon the decease of the beneficiary, whichever occurs first

o)             Taxes payables

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

The principal taxes that represent an expense for the Company and the Telecom Group are the following:

• Income taxes

Income taxes are recognized in the consolidated income statement, except to the extent that they relate to items directly recognized in Other comprehensive income or directly in equity. In this case, the tax is also recognized in Other comprehensive income or directly in equity, respectively. The income tax expense for the year comprises current and deferred tax.

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

Income Tax effects related to equity interests

Law No. 26,893 and Decree N 2,334/13 have incorporated amendments to the Income Tax in connection with, among others, the taxation of results derived from transfers of shares and dividend distributions.

•                  Results derived from transfers of shares

The effective tax rate applicable for individuals is 15% (for local companies the applicable rate is 35%). Negative results arising from such operations will have the character of specific and can only be offset against future earnings from operations of the same nature.

However, results from the transfer of such securities are exempt from such income tax when they are listed on stock exchange markets authorized by the CNV (as in the case of Telecom Argentina’s shares) and the gains are realized by individuals or undivided estates residents in Argentina.

When both the seller and the buyer are nonresidents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred.

•                  Dividend distributions

Dividends and other profits paid in cash or in kind —except for stock dividends or quota dividends—, by companies and other entities incorporated in Argentina are subject to income tax at a 10% rate, except for dividends received by domestic companies and other domestic entities, which continue to be not subject to income tax. Dividends distributed to nonresidents shall be subject to a 10% withholding tax, as a unique and definitive payment. Consequently, any dividend distribution made by the Company to its shareholders shall be subject to this broadened tax, except for those beneficiaries that are domestic corporate taxpayers “sujetos empresa” (such as, for instance, distributions made from Nortel to Sofora) and regardless of, if applicable, the so called “Equalization Tax”.

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

The statutory income tax rate in the United States was 39.50% for the years ended December 31, 2014, 2013 and 2012.

• Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on revenues and other income. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services and equipment). Average rates resulting from the turnover tax charge over the total revenues were approximately 5.4%, 5.3% and 4.7% for the years ended December 31, 2014, 2013 and 2012, respectively.

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

s)               Telecom Argentina’s Treasury Shares Acquisition

Effect of Telecom Argentina’s Acquisition of Treasury Shares

In connection with the Treasury Shares Acquisition Process described in Note 19 to these consolidated financial statements, Telecom Argentina has applied the guidance set forth in IAS 32, which provides, consistently with the CNV Regulations, that any instruments of its own equity acquired by Telecom Argentina must be recorded at the acquisition cost and must be deducted from Equity under the caption “Treasury shares acquisition cost”. No profit or loss resulting from holding such instruments of own Equity shall be recognized in the income statement. If the treasury shares are sold, the account “Treasury shares acquisition cost” shall be recorded within Equity under the “Treasury shares negotiation premium” caption. If such difference is negative, the resulting amount shall be recorded within Equity under the “Treasury shares negotiation discount” caption.

Effect of Telecom Argentina’s Acquisition of Treasury Shares in Nortel

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to Telecom Argentina’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

On May 22, 2013, Telecom Argentina’s Board of Directors approved the terms and conditions of the Telecom Argentina’s Treasury Shares Acquisition Process. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. In accordance with IFRS, the economic rights of an investor in a company that holds treasury shares must be calculated taking into account the amount of shares held by such investor against the aggregate amount of outstanding shares of the subsidiary/associate. As a result, Telecom Argentina’s treasury shares acquisition has caused Nortel to increase its political and economic rights from 54.74% to 55.60% of the outstanding capital stock of Telecom Argentina as of December 31, 2013.

As of December 31, 2014, Telecom Argentina had acquired 15,221,373 treasury shares, which were carried at their transaction cost of $461, reducing its equity in such amount. This accounting treatment has caused a reduction of Nortel’s investment in Telecom Argentina and a reduction of its equity of $155, which is disclosed in the Equity as “Subsidiary’s treasury shares acquisition effect”.

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

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Financial statement item / area	Accounting estimates

Revenues	Revenue recognition is influenced by: • the expected duration of the relationship with the customer for deferred revenues regarding upfront connection fees; • the estimation of traffic measures.

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

For the years presented the Company estimated that there are no indicators of impairment of assets that are subject to amortization, with the exception of those mentioned in the point k) of this note amounting to $100 as of December 31, 2014. However, changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition and/or changes in market conditions, and the outcome of the rates negotiations for regulated fixed services with the Argentine government, could significantly impact these judgments and could require future adjustments to the recorded assets.

Although no indicators of impairment are verified the Company’s Management, prudentially, has assessed the recoverability of PP&E and intangible assets for Telecom Argentina assuming different scenarios of probability some of which contemplates rate adjustments for regulated services. Considering these assumptions, the Company’s Management believes that its fixed assets are recoverable.

Financial statement item / area	Accounting estimates

Intangible assets with indefinite useful life—PCS license

The Telecom Group determined that Personal’s PCS license met the definition of an indefinite-lived intangible asset for the years presented and tests it annually for impairment. The recoverability assessment of an indefinite-lived intangible asset such as the PCS license requires our Management to make assumptions about the future cash flows expected to be derived from such asset.

Such estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, etc. The discount rate used to determine the discounted cash flow is an annual US dollar rate of approximately 13.8%.

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

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long term receivables and payables. The estimated discount rate used to determine the discounted cash flow of non-current receivables and payables is an annual rate in pesos ranging between 20% and 35% for year 2014 and an annual rate in pesos ranging between 20% and 32% for year 2013. Additionally, an annual U.S. dollars rate ranging between 8% and 13% was used for discounting long term receivables denominated in U.S. dollars during 2014 and an annual U.S. dollars rate of approximately 8% was used during 2013. Discount rates in Guaranies for loans were 9.3% in both years and for accounts receivables was 9.8% in 2014.

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

New Standards and Interpretations issued by the IASB not in force

As required by IAS 8, the IFRS issued by the IASB not in force as of the date of these consolidated financial statements are reported below and briefly summarized. These standards have not been adopted by Telecom Argentina.

Amendments to IAS 19 (Employee contributions to Defined Benefit Plans)

In November 2013 the IASB issued amendments to IAS 19. These amendments clarify the recognition of those contributions made by third parties or by employees to defined benefit plans.

These amendments are effective for annual periods beginning on or after July 1, 2014, retrospectively. Early application is permitted. The adoption of these amendments will not have significant impacts on the statements of financial position, results of operations or cash flows of the Group.

Annual Improvements to IFRSs (2010-2012 Cycle)

                                                In December 2013 the IASB published the Annual Improvements to IFRSs (2010-2012 Cycle), which introduced amendments to IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38. These amendments address clarifications that the IASB considered necessary because there were diversity or confusion in the interpretation of certain requirements. However, the amendments do not substantially modify the related standards. The adoption of these amendments will not have significant impacts on the statements of financial position, results of operations or cash flows of the Group.

The amendments are effective for annual periods beginning on or after July 1, 2014.

Annual Improvements to IFRSs (2011-2013 Cycle)

In December 2013 the IASB published the Annual Improvements to IFRSs (2011-2013 Cycle), which introduced amendments to IFRS 3, IFRS 13 and IAS 40. These amendments address clarifications the IASB considered necessary because there were diversity or confusion in the interpretation of certain requirements. However the amendments do not substantially modify the related standards. The adoption of these amendments will not have significant impacts on the statements of financial position, results of operations or cash flows of the Group.

The amendments are effective for annual periods beginning on or after July 1, 2014.

Amendments to IAS 16 and 38 (Clarification of Acceptable Methods of Depreciation and Amortization)

In May 2014 the IASB published the modifications to IAS 16 (PP&E) and IAS 38 (Intangible Assets).

Both IAS 16 and IAS 38 establish the principle by which the method of depreciation and amortization should be based on the pattern of consumption of the future economic benefits of the asset.

With these amendments, the IASB establishes that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate.

These amendments are effective for annual periods beginning on or after January 1, 2016. Early application is permitted. The adoption of these amendments will not have significant impacts on the statements of financial position, results of operations or cash flows of the Group.

IFRS 15 (Revenue from Contracts with Customers)

In May 2014 the IASB issued IFRS 15. This IFRS applies to all revenue contracts (except for contracts that are within the scope of IAS 17, leases, IFRS 4, Insurance Contracts and NIIF 9, Financial Instruments). IFRS 15 provides a single model for the recognition and measurement of revenues and replaces IAS 11, IAS 18, IFRIC 13, IFRIC 15, IFRIC 18 and SIC 31. It also establishes additional disclosure requirements and a 5-step model for revenue recognition, being the identified steps:

1)             Identify the contract(s) with a customer;

2)             Identify the performance obligations in the contract;

3)             Determine the transaction price;

4)             Allocate the transaction price to the performance obligations in the contract; and

5)             Recognize revenue when (or as) the entity satisfies a performance obligation.

The allocation of the transaction price among different performance obligations required by IFRS 15 is one of the main issues that telecommunications companies have to assess, mainly because of the great variety of plans they offer to their customers by combining services and equipments. Another relevant issue to the telecommunications industry is the capitalization of incremental costs of obtaining a contract if the entity estimates that they will be recovered.

Telecom Argentina has undertaken a project to analyze the impacts of the implementation of IFRS 15. As a preliminary conclusion, we expect no material impacts in relation to revenue recognition, because the Company sells services separately from the sale of equipment and, in the last fiscal years, the equipments are substantially sold to the different subscribers categories with a profit margin. However, there are technical interpretations that consider that even under these conditions, Telecom Argentina should allocate the transaction price to each performance obligation “on a relative stand-alone selling price basis”.

With regards to handset subsidies occasionally granted by Telecom Argentina to new postpaid subscribers, Management believes that the capitalization of such cost may be discontinued under IFRS 15 in light of the interpretations of the new standard. On the other hand, Management believes that commissions paid for the acquisition of postpaid and “Cuentas Claras” customers in the Mobile Segment and broadband customers in the Fixed Segment will continue to be capitalized under IFRS 15, because these costs are necessary to obtain new contracts with customers and meet the conditions for capitalization under the new standard. These preliminary conclusions are subject to finalizing the detailed analysis undertaken by Telecom Argentina, which is expected for FY15.

IFRS 15 is effective from annual periods beginning on January 1, 2017. Earlier application is permitted.

Amendments to IFRS 9 “Financial Instruments”

In July 2014, the IASB amended IFRS 9 “Financial Instruments”. The amendments incorporate: 1) a new classification of financial assets (valued at fair value through other comprehensive income); and 2) includes requirements related to the recognition of expected credit losses of financial assets at initial measurement if losses are expected, being no longer necessary for a credit event to have occurred before credit losses are recognized.

These amendments are effective for annual periods beginning on or after January 1, 2018. The Company is analyzing the possible impacts of the application of these amendments.

Amendments to IAS 27 (Equity Method)

In August 2014 the IASB issued amendments to IAS 27.

These amendments allow companies to use the equity method, in addition to cost or fair value, to value its investments in subsidiaries, joint ventures and associates in their Separate Financial Statements.

The amendments are effective for fiscal years beginning on or after January 1, 2016. Earlier application is permitted. The Company uses the equity method as required by RT 26 for the preparation of its Separate Financial Statements, so the application of this amendment is not expected to have an impact on the Company’s statements of financial position, results of operations or cash flows.

Annual Improvements to IFRSs (2012-2014 Cycle)

In September 2014 the IASB published the Annual Improvements to IFRSs (Cycle 2012-2014), which introduced amendments to IFRS 5, IFRS 7, IAS 19 and IAS 34.

Among the main changes identified we can mention the following: i) The purpose of the changes in IFRS 5 is related to changes in methods of disposal of assets; ii) The amendment to IFRS 7 relates to disclosure requirements related to offsetting financial assets and financial liabilities in interim financial statements; iii) IFRS 7 also clarifies the disclosures requirements in case of continuing involvement; and iv) Finally, the amendment to IAS 34 makes clarifications regarding the use of cross-references to other interim financial reports.

The amendments are effective for annual periods beginning on or after January 1, 2016. Telecom Argentina is currently analyzing the impact that the implementation of these changes could have on the statements of financial position, results of operations or cash flows of the Group.

Amendments to IAS 1 (Disclosure Initiative)

In December 2014, the IASB issued amendments to IAS 1.

These amendments provide explanations regarding the information presented in the financial statements. Among other issues, the amendments clarify that an entity shall not reduce the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions.  It is also clarified that immaterial matters must not be reported even though these matters are required by other standards, and that companies should disclose relevant information although it is not required by any IFRS. Additionally, the amendments make a clarification relative to the disaggregation of information and subtotals disclosed. Finally, new options of systematic ordering or grouping of notes in the financial statements are set.

The amendments are effective for fiscal years beginning on or after January 1, 2016. Earlier application is permitted. Telecom Argentina is currently analyzing the impact that the implementation of these amendments could have on the statements of financial position, results of operations or cash flows of the Group.

Note 4 — Cash and cash equivalents and Investments. Additional information on the consolidated statements of cash flows

a)                                     Cash and cash equivalents and Investments

Cash and cash equivalents and investments consist of the following:

	As of December 31,
Cash and cash equivalents	2014	2013
Cash	14	12
Banks	380	344
Time deposits	1	3,990
Mutual funds	609	955
Total cash and cash equivalents	1,004	5,301

Investments	As of December 31,
Current investments	2014	2013
Argentine companies notes	28	86
Provincial government bonds	24	35
Government bonds	1	2
Total current investments	53	123

	As of December 31,
Non-current investments	2014	2013
Government bonds	257	219
Provincial government bonds	43	13
Argentine companies notes	—	10
2003 Telecommunications Fund	1	1
Total non-current investments	301	243

b)                                     Additional information on the consolidated statements of cash flows

The Company applies the indirect method to conciliate the net income for the year with the cash flows generated by its operations.

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition) and bank overdrafts (in the consolidated statements of financial position, bank overdrafts are included in current financial debt).

	As of December 31,
	2014	2013	2012
Cash and cash equivalents	1,004	5,301	3,168
Bank overdrafts (Personal — Note 12)	(141)	—	—
Total cash and cash equivalents at year-end	863	5,301	3,168

Additional information on the breakdown of the net cash flow provided by operating activities is given below:

	As of December 31,
	2014	2013	2012
Collections
Collections from customers	34,367	28,375	22,902
Interests from customers	160	124	90
Interests from time deposits	421	579	320
CPP collections	668	690	623
NDF	84	13	4
Subtotal	35,700	29,781	23,939
Payments
For the acquisition of goods and services and other	(8,841)	(6,806)	(5,831)
For the acquisition of inventories	(4,167)	(3,166)	(2,326)
Salaries and social security payables and severance payments	(5,136)	(3,972)	(3,187)
NDF	(53)	—	(1)
CPP payments	(1,616)	(1,315)	(1,130)
Income taxes	(2,277)	(1,622)	(1,647)
Other taxes and taxes and fees with the Regulatory Authority	(7,079)	(5,631)	(4,676)
Foreign currency exchange differences related to the payments to suppliers	(808)	(338)	(126)
Inventory suppliers	(343)	(169)	(79)
PP&E suppliers	(311)	(106)	(28)
Other suppliers	(154)	(63)	(19)
Subtotal	(29,977)	(22,850)	(18,924)
Net cash flow provided by operating activities	5,723	6,931	5,015

•                   Changes in assets/liabilities components:

	Years ended December 31,
	2014	2013	2012
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	349	(89)	—
Trade receivables	(1,646)	(1,065)	(654)
Other receivables	(158)	(329)	(163)
Inventories	(50)	(251)	(108)
	(1,505)	(1,734)	(925)
Net (decrease) increase in liabilities
Trade payables	(408)	1,411	169
Deferred revenues	78	178	90
Salaries and social security payables	261	48	8
Other taxes payables	193	67	84
Other liabilities	32	30	(40)
Provisions (Note 17)	(119)	(97)	(121)
	37	1,637	190

Income tax paid consists of the following:

	Years ended December 31,
	2014	2013	2012
Tax returns and payments in advance	(2,079)	(1,473)	(1,557)
Other payments	(198)	(149)	(90)
Total payments of income tax	(2,277)	(1,622)	(1,647)

•                   Main non-cash operating transactions:

	Years ended December 31,
	2014	2013	2012
Government Bonds used to the acquisition of 3G/4G Licenses	439	—	—
Income tax withholding for dividends paid	22	66	—
Tax credits (Note 14)	—	17	—
Compensation of tax on personal property — on behalf of Shareholders	18	13	—
VAT offset with income tax payments	—	8	23
Compensation Fund contribution reclassified between:
Provisions and other receivables and salaries and social security contributions	—	—	39
Provisions and other liabilities	—	—	27
SAC acquisitions offset with trade receivables	362	239	161

•                   Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2014	2013	2012
CAPEX (Note 8)	(4,304)	(3,964)	(2,415)
Acquisition of Materials (net transfers to CAPEX, Note 8)	(590)	(363)	(159)
Subtotal	(4,894)	(4,327)	(2,574)
Plus:
Payments of trade payables originated in prior years acquisitions	(1,551)	(829)	(1,223)
Less:
Acquisition of fixed assets through incurrence of trade payables	1,511	1,766	1,309
Assets retirement obligations	7	21	8
Mobile handsets lent to customers at no cost (i)	32	17	15
	(4,895)	(3,352)	(2,465)

(i)           Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2014	2013	2012
3G/4G Licenses acquisitions (Note 9)	(3,530)	—	—
Less:
Acquisition with Government bonds	439	—	—
	(3,091)	—	—

Other intangible assets acquisitions (Note 9)	(1,123)	(887)	(842)
Plus:
Payments of trade payables originated in prior years acquisitions	(103)	(81)	(92)
SAC acquisition offset with trade receivables	(362)	(239)	(161)
Less:
Acquisition of intangible assets through incurrence of trade payables	470	361	234
	(1,118)	(846)	(861)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2014	2013	2012
Investments over 90 days maturity	10	657	(540)
Argentine companies notes acquisition	(16)	(3)	(90)
Government bonds acquisition	(1,201)	(305)	—
Argentine companies notes collection	112	—	—
Government bonds collection	756	1	—
Loan to Nortel	—	4	—
	(339)	354	(630)

•                   Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

	Years ended December 31,
	2014	2013	2012
Debt proceeds — Núcleo	—	208	47
Total financial debt proceeds	—	208	47
Redemption of Class “A” preferred shares - Nortel	—	—	(363)
Payment of dividends on Class “A” preferred shares redemption - Nortel	—	—	(113)
Payment of bank loans — Núcleo	(12)	(157)	(63)
Total payment of debt	(12)	(157)	(539)
Bank overdrafts - Personal	(3)	—	—
Payment of interest on bank loans — Núcleo	(26)	(16)	(13)
Total payment of interest	(29)	(16)	(13)
Acquisition of Treasury Shares (Telecom Argentina) — Note 19.f)	—	(461)	—

Cash dividends from Nortel

•                  Fiscal year 2014

During 1Q14 the Company paid the withholding tax on cash dividends paid to its shareholders in December 2013 for $22.

The Company’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2014, provided, among other things, to constitute a “Voluntary reserve for future dividends payments” in the amount of $1,720 (equivalent to the Retained Earnings as of December 31, 2013); delegating into the Company’s Board of Directors the authority to determine the timing and the terms and conditions of the reversal of such Reserve.

The Company’s Board of Directors, at its meeting held on May 28, 2014, resolved to partially reverse the “Voluntary reserve for future dividends payments” in the amount of $332 and distribute such amount in cash dividends to the “Class B” Preferred Shares and to the Ordinary Shares in the amount of approximately $163 (equivalent to $110.5 pesos per share) and $169 (equivalent to $31.8 pesos per share), respectively, which were available to the shareholders since June 13, 2014. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $16 and (ii) tax on personal property — on behalf of shareholders withholdings in the amount of $7.

The Company’s Board of Directors, at its meeting held on October 10, 2014, resolved to partially reverse the “Voluntary reserve for future dividends payments” in the amount of $217 and distribute such amount in cash dividends to the “Class B” Preferred Shares and to the Ordinary Shares in the amount of approximately $106 (equivalent to $72.25 pesos per share) and $111 (equivalent to $20.78 pesos per share), respectively, which were available to the shareholders since October 23, 2014. The amount paid includes income tax withholdings on dividends paid to shareholders in the amount of $11.

•                  Fiscal year 2013

The Company’s Board of Directors’ Meeting held on December 16, 2013, resolved to disaffect the “Voluntary reserve for future dividends payment” for distribution of cash dividends in the amount of $465 ($228 to Class B shares equivalent to $154.60 argentine pesos per share and $237 to ordinary shares equivalent to $44.60 argentine pesos per share).The mentioned dividends were available on December 27, 2013. Cash dividends were paid before December 31, 2013, prior compensation with credits related to tax on personal property — on behalf of shareholders, for an amount of $5, and income tax withholding on dividends paid estimated in $23. Thereby, the total amount paid on cash dividends amounted to $437 as of December 31, 2013. After the year end, the tax withholding on dividends paid was paid to the Tax Authority.

•                  Fiscal year 2012

The Annual General Ordinary and Extraordinary Shareholders’ Meeting of Nortel held on June 13, 2012 approved a cash dividend distribution to the Class B shares of approximately $5 (equivalent to $3.66 argentine pesos per share), and of approximately $6 to ordinary shares (equivalent to $1.05 argentine pesos per share) which were paid on June 29, 2012.

Cash dividends from Telecom Argentina

•                  Fiscal year 2014

During 1Q14 the Company paid $44 related to tax withholdings on dividends paid to its shareholders by the end of 2013 in order to comply with its tax obligations. The amounts paid finally corresponded to: (i) income tax withholdings on dividends paid to its shareholders during December 2013 in the amount of $17 and (ii) dividends paid to its shareholders in the amount of $27.

The Company’s Ordinary Shareholders’ Meeting held on April 29, 2014, approved, in its second tranche of deliberations held on May 21, 2014, the payment of cash dividends in two equal installments of $601 between the outstanding shares (of which a total of $ 534, payable in two installments correspond to non- controlling shareholders). The first installment was made available to shareholders on June 10, 2014 and the second installment was made available to shareholders on September 22, 2014. The amounts paid include: (i) income tax withholdings on dividends paid to shareholders in the amount of $11 (on each installment) and (ii) tax on personal property — on behalf of shareholders withholdings in the amount of $10.

•                  Fiscal year 2013

The Company’s Board of Directors’ Meeting held on December 13, 2013, resolved to disaffect the “Reserve for future cash dividends” for distribution of cash dividends in the amount of $1,000 (equivalent to $1.03 argentine pesos per share) among the shareholders of the outstanding shares. The above mentioned dividends were available on December 27, 2013. Cash dividends were paid before December 31, 2013, prior compensation with credits related to tax on personal property — on behalf of shareholders, for an amount of $8, and income tax withholding on dividends paid estimated in $44. Thereby, the total amount paid on cash dividends amounted to $948 as of December 31, 2013 (of which $ 392 correspond to non- controlling shareholders).

•                  Fiscal year 2012

The Annual General Ordinary Shareholders’ Meeting of the Company held on April 27, 2012 approved a cash dividend distribution in the amount of $807 (equivalent to $0.82 argentine pesos per share), which was paid on May 10, 2012 (of which $ 365 correspond to non- controlling shareholders).

Núcleo’s Dividends Distribution

•                  Fiscal year 2014

The Ordinary Shareholders’ Meeting of Núcleo held on March 28, 2014, approved the distribution of cash dividends for an amount equivalent to $160, delegating in Nucleo’s Board of Directors the authority to determine the number of installments, the amount and time for the payments of these cash dividends.

On May 5, 2014 Nucleo’s Board of Directors determined the following schedule of payments for the cash dividends:

Dividend payment month	Dividends attributable to Personal	Dividends attributable to non-controlling interest	Total dividends paid
May 2014	54	26	80
October 2014	54	26	80
Total (*)	108	52	160

(*) Correspond to 90,000 million of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.

•                  Fiscal year 2013

The Ordinary Shareholders’ Meeting of Núcleo held on March 22, 2013 approved the following cash dividend payment:

Dividend payment month	Dividends attributable to Personal	Dividends attributable to non-controlling interest	Total dividends paid
May 2013	34	16	50
October 2013	34	17	51
Total (**)	68	33	101

(**) Correspond to 80,000 million of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.

•                  Fiscal year 2012

The Ordinary Shareholders’ Meeting of Núcleo held on March 16, 2012 approved the following cash dividends distribution to its shareholders:

Dividend payment month	Dividends attributable to Personal	Dividends attributable to non-controlling interest	Total dividends paid
April 2012	27	13	40
October 2012	20	10	30
Total (***)	47	23	70

(***) Correspond to 70,000 million of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.

Note 5 — Trade receivables

Trade receivables consist of the following:

	As of December 31,
	2014	2013
Current trade receivables
Fixed services	1,220	950
Personal mobile services	3,076	2,170
Núcleo mobile services	120	105
Subtotal	4,416	3,225
Allowance for doubtful accounts	(292)	(239)
	4,124	2,986
Non-current trade receivables
Fixed services	22	19
Personal mobile services	88	—
Núcleo mobile services	33	2
	143	21
Total trade receivables, net	4,267	3,007

Movements in the allowance for current doubtful accounts are as follows:

	Years ended December 31,
	2014	2013
Current allowance for doubtful accounts
At the beginning of the fiscal year	(239)	(202)
Additions — Bad debt expenses	(421)	(283)
Uses	370	249
Currency translation adjustments	(2)	(3)
At the end of the year	(292)	(239)

Note 6 — Other receivables

Other receivables consist of the following:

	As of December 31,
	2014	2013
Current other receivables
Prepaid expenses	331	276
Tax credits	109	39
Prepaid expenses related parties (Note 27.b)	52	76
Expenditure reimbursement	40	91
Restricted funds	21	26
Tax on personal property	20	19
Receivables for return of handsets under warranty	8	9
Guarantee deposits	5	5
Non deliverable forward (Note 20)	—	42
Receivables for suppliers indemnities	6	6
Other	110	83
Subtotal	702	672
Allowance for doubtful accounts	(23)	(18)
	679	654
Non-current other receivables
Prepaid expenses	101	100
Prepaid expenses related parties (Note 27.b)	36	88
Credit on SC Resolution No. 41/07 and IDC (Note 2.l and m)	85	85
Tax on personal property	31	30
Restricted funds	28	37
Tax credits	26	20
Satellite TV service receivables — Núcleo	7	—
Guarantee deposits	8	4
Other	11	10
Subtotal	333	374
Allowance for regulatory matters (Note 2 l. and m)	(85)	(85)
Allowance for doubtful accounts (tax on personal property)	(31)	(30)
Allowance for property tax credit and other tax credits	(17)	(17)
	200	242
Total other receivables	879	896

Movements in the allowances are as follows:

	Years ended December 31,
	2014	2013
Current allowance for doubtful accounts
At the beginning of the year	(18)	(15)
Additions (*)	(6)	(3)
Uses	1	—
At the end of the year	(23)	(18)

(*) Includes (3) in 2014 included in Bad debt expenses.

	Years ended December 31,
	2014	2013
Non-current allowance for regulatory matters
At the beginning of the year	(85)	(85)
Additions	—	—
At the end of the year	(85)	(85)

	Years ended December 31,
	2014	2013
Non-current allowance for doubtful accounts (tax on personal property)
At the beginning of the year	(30)	(30)
Additions	(1)	—
At the end of the year	(31)	(30)

	Years ended December 31,
	2014	2013
Non-current allowance for property tax credit and other tax credits
At the beginning of the year	(17)	—
Additions	—	(17)
At the end of the year	(17)	(17)

Note 7 — Inventories

Inventories consist of the following:

	As of December 31,
	2014	2013
Mobile handsets and equipment	781	849
Fixed telephones and equipment	13	8
Subtotal	794	857
Allowance for obsolescence of inventories	(73)	(85)
	721	772

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2014	2013
At the beginning of the year	(85)	(8)
Additions — Fees for services, maintenance and materials	(81)	(109)
Uses	94	32
Currency translation adjustments	(1)	—
At the end of the year	(73)	(85)

Sale and cost of equipment and handsets by business segment is as follows:

	Years ended December 31,
	2014	2013	2012
Fixed Services - excluding network construction contracts	46	61	81
Fixed Services - network construction contracts	7	19	—
Cost of equipment and handsets — Fixed Services	(72)	(74)	(44)
Total equipment income (loss) — Fixed Services	(19)	6	37
Mobile Services — Personal	4,920	3,126	1,915
Cost of equipment and handsets — Mobile Services Personal (net of SAC capitalizations)	(3,959)	(2,956)	(1,964)
Total equipment income (loss) — Mobile Services — Personal	961	170	(49)
Mobiles Services — Núcleo	90	69	32
Cost of equipment and handsets — Mobile Services Núcleo (net of SAC capitalizations)	(112)	(81)	(35)
Total equipment loss — Mobile Services — Núcleo	(22)	(12)	(3)
Total equipment and handsets sale	5,063	3,275	2,028
Total cost of equipment and handsets (net of SAC capitalizations)	(4,143)	(3,111)	(2,043)
Total income (loss) for sale of equipment and handsets	920	164	(15)

Cost of equipment and handsets is as follows:

	Years ended December 31,
	2014	2013	2012
Inventories at the beginning of the year	(857)	(641)	(555)
Plus:
Equipment acquisitions	(4,260)	(3,628)	(2,625)
SAC deferred costs (Note 3.i)	103	255	463
Currency translation effect	—	—	(2)
Decreases net of allowance of obsolescence	46	9	6
Handsets lent to customers at no cost	30	17	15
Decreases not charged to cost of equipment	1	20	14
Less:
Inventories at the end of the year	794	857	641
Cost of equipment and handsets (i)	(4,143)	(3,111)	(2,043)

(i) Includes 6 and 16 related to equipment construction contracts costs as of December 31, 2014 and 2013, respectively. No costs were recorded for this concept as of December 31, 2012.

Note 8 — Property, plant and equipment

PP&E consist of the following:

	As of December 31,
	2014	2013
Land, buildings and installations	1,045	963
Computer equipment and software	1,558	1,476
Switching and transmission equipment (i)	3,585	2,558
Mobile network access and external wiring	4,273	3,091
Construction in progress	2,184	2,436
Other tangible assets	416	377
Subtotal	13,061	10,901
Materials	872	502
Valuation allowance for materials	(24)	(21)
Impairment of PP&E	(100)	(156)
Total PP&E	13,809	11,226

(i) Includes tower and pole, transmission equipment, switching equipment, power equipment and equipment lent to customers at no cost and handsets lent to customers at no cost.

Movements in Materials are as follows:

	Years ended December 31,
	2014	2013
At the beginning of the year	502	280
Plus:
Purchases	1,245	813
Less:
Transfers to CAPEX	(655)	(450)
Disposal for maintenance/installation	(227)	(147)
Currency translation adjustments	7	6
At the end of the year	872	502

Movements in the valuation allowance for materials are as follows:

	Years ended December 31,
	2014	2013
At the beginning of the year	(21)	(14)
Additions — Fees for services, maintenance and materials	(6)	(7)
Uses	3	—
At the end of the year	(24)	(21)

Movements in the impairment of PP&E are as follows:

	Years ended December 31,
	2014	2013
At the beginning of the year	(156)	—
Additions	(25)	(187)
Depreciation (i)	1	15
Uses	80	16
At the end of the year	(100)	(156)

(i) Included in depreciation of PP&E.

Details on the nature and movements during the years ended December 31, 2014 and 2013 are as follows:

	Gross value as of December 31, 2013	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2014
Land	146	—	1	—	—	147
Building	1,676	—	9	27	(6)	1,706
Tower and pole	783	—	58	150	—	991
Transmission equipment	5,432	32	98	573	(15)	6,120
Mobile network access	3,165	30	141	601	—	3,937
Switching equipment	6,112	2	186	628	(4)	6,924
Power equipment	1,094	1	38	171	(5)	1,299
External wiring	8,038	—	—	1,169	(10)	9,197
Computer equipment and systems	7,295	24	304	742	(115)	8,250
Telephony equipment and instruments	768	—	2	23	—	793
Equipment lent to customers at no cost	124	86	—	2	(56)	156
Handsets lent to customers at no cost	363	32	102	—	—	497
Vehicles	254	16	5	—	(11)	264
Furniture	132	1	7	11	—	151
Installations	648	—	12	142	—	802
Improvements in third parties buildings	363	1	23	84	—	471
Special projects	53	—	—	9	—	62
Construction in progress	2,436	4,072	21	(4,332)	(13)	2,184
Asset retirement obligations	79	7	1	—	—	87
Total	38,961	4,304	1,008	—	(*) (235)	44,038

	Accumulated depreciation as of December 31, 2013	Depreciation	Currency translation adjustments	Decreases and transfers	Accumulated depreciation as of December 31, 2014	Net carrying value as of December 31, 2014
Land	—	—	—	—	—	147
Building	(1,062)	(31)	(6)	5	(1,094)	612
Tower and pole	(446)	(41)	(25)	—	(512)	479
Transmission equipment	(4,591)	(245)	(55)	15	(4,876)	1,244
Mobile network access	(2,198)	(352)	(80)	—	(2,630)	1,307
Switching equipment	(5,175)	(354)	(125)	4	(5,650)	1,274
Power equipment	(737)	(64)	(21)	4	(818)	481
External wiring	(5,914)	(322)	—	5	(6,231)	2,966
Computer equipment and systems	(5,819)	(694)	(254)	75	(6,692)	1,558
Telephony equipment and instruments	(748)	(11)	(2)	—	(761)	32
Equipment lent to customers at no cost	(54)	(78)	—	56	(76)	80
Handsets lent to customers at no cost	(347)	(24)	(99)	—	(470)	27
Vehicles	(144)	(26)	(3)	9	(164)	100
Furniture	(99)	(9)	(5)	—	(113)	38
Installations	(445)	(60)	(11)	—	(516)	286
Improvements in third parties buildings	(229)	(65)	(12)	—	(306)	165
Special projects	(14)	(9)	—	—	(23)	39
Construction in progress	—	—	—	—	—	2,184
Asset retirement obligations	(38)	(5)	(2)	—	(45)	42
Total	(28,060)	(2,390)	(700)	(*) 173	(30,977)	13,061

(*) Includes 50 of net decreases with counterpart in uses of provision corresponding to the impairment of commercial systems of Personal.

	Gross value as of December 31, 2012	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2013
Land	137	—	1	8	—	146
Building	1,637	1	6	32	—	1,676
Tower and pole	665	—	34	84	—	783
Transmission equipment	5,181	27	60	177	(13)	5,432
Mobile network access	2,660	6	85	423	(9)	3,165
Switching equipment	5,636	31	112	339	(6)	6,112
Power equipment	957	1	23	113	—	1,094
External wiring	7,450	—	—	599	(11)	8,038
Computer equipment and systems	6,224	41	189	847	(6)	7,295
Telephony equipment and instruments	763	—	1	4	—	768
Equipment lent to customers at no cost	151	79	—	2	(108)	124
Handsets lent to customers at no cost	282	17	64	—	—	363
Vehicles	223	47	3	—	(19)	254
Furniture	121	1	4	6	—	132
Installations	548	—	8	92	—	648
Improvements in third parties buildings	294	3	13	53	—	363
Special projects	48	—	—	5	—	53
Construction in progress	1,534	3,689	12	(2,784)	(**) (15)	2,436
Asset retirement obligations	57	21	1	—	—	79
Total	34,568	3,964	616	—	(187)	38,961

	Accumulated depreciation as of December 31, 2012	Depreciation	Currency translation adjustments	Decreases and transfers	Accumulated depreciation as of December 31, 2013	Net carrying value as of December 31, 2013
Land	—	—	—	—	—	146
Building	(1,029)	(29)	(4)	—	(1,062)	614
Tower and pole	(391)	(40)	(15)	—	(446)	337
Transmission equipment	(4,378)	(193)	(33)	13	(4,591)	841
Mobile network access	(1,915)	(242)	(46)	5	(2,198)	967
Switching equipment	(4,784)	(320)	(77)	6	(5,175)	937
Power equipment	(673)	(51)	(13)	—	(737)	357
External wiring	(5,664)	(259)	—	9	(5,914)	2,124
Computer equipment and systems	(5,028)	(641)	(156)	6	(5,819)	1,476
Telephony equipment and instruments	(738)	(9)	(1)	—	(748)	20
Equipment lent to customers at no cost	(91)	(71)	—	108	(54)	70
Handsets lent to customers at no cost	(269)	(16)	(62)	—	(347)	16
Vehicles	(138)	(21)	(3)	18	(144)	110
Furniture	(90)	(6)	(3)	—	(99)	33
Installations	(393)	(45)	(7)	—	(445)	203
Improvements in third parties buildings	(177)	(45)	(7)	—	(229)	134
Special projects	(7)	(7)	—	—	(14)	39
Construction in progress	—	—	—	—	—	2,436
Asset retirement obligations	(34)	(3)	(1)	—	(38)	41
Total	(25,799)	(1,998)	(428)	165	(28,060)	10,901

(**) Corresponds to the impairment of commercial systems of Personal recorded in Impairment of PP&E.

Note 9 — Intangible assets

Intangible assets consist of the following:

	Gross value as of December 31, 2013	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2014
SAC fixed services	121	126	—	(70)	177
SAC mobile services	1,140	956	18	(732)	1,382
Service connection or habilitation costs	217	30	—	(40)	207
3G/4G licenses (Note 2.b)	—	3,530	—	—	3,530
PCS license (Argentina)	658	—	—	—	658
PCS and Band B (Paraguay)	489	—	145	—	634
Rights of use	357	11	4	—	372
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	508	—	29	—	537
Total	3,533	4,653	196	(842)	7,540

	Accumulated amortization as of December 31, 2013	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2014	Net carrying value as of December 31, 2014
SAC fixed services	(57)	(97)	—	70	(84)	93
SAC mobile services	(599)	(687)	(8)	732	(562)	820
Service connection or habilitation costs	(121)	(27)	—	40	(108)	99
3G/4G licenses (Note 2.b)	—	(19)	—	—	(19)	3,511
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B (Paraguay)	(488)	(1)	(145)	—	(634)	—
Rights of use	(145)	(22)	(1)	—	(168)	204
Exclusivity agreements	(26)	(1)	—	—	(27)	14
Customer relationship	—	—	—	—	—	2
Software developed for internal use	(508)	—	(29)	—	(537)	—
Total	(2,014)	(854)	(183)	842	(2,209)	5,331

	Gross value as of December 31, 2012	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2013
SAC fixed services	61	88	—	(28)	121
SAC mobile services	1,217	764	17	(858)	1,140
Service connection or habilitation costs	220	30	—	(33)	217
PCS license (Argentina)	658	—	—	—	658
PCS and Band B (Paraguay)	395	1	93	—	489
Rights of use	351	4	2	—	357
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	489	—	19	—	508
Total	3,434	887	131	(919)	3,533

	Accumulated amortization as of December 31, 2012	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2013	Net carrying value as of December 31, 2013
SAC fixed services	(21)	(64)	—	28	(57)	64
SAC mobile services	(671)	(775)	(11)	858	(599)	541
Service connection or habilitation costs	(126)	(28)	—	33	(121)	96
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B (Paraguay)	(395)	—	(93)	—	(488)	1
Rights of use	(124)	(21)	—	—	(145)	212
Exclusivity agreements	(24)	(2)	—	—	(26)	15
Customer relationship	—	—	—	—	—	2
Software developed for internal use	(489)	—	(19)	—	(508)	—
Total	(1,920)	(890)	(123)	919	(2,014)	1,519

Note 10 — Trade payables

Trade payables consist of the following:

• purchase of materials and supplies;

• purchase of handsets and equipment;

• agent and retails commissions;

• procurement of services; and

• purchase of goods included in PP&E.

	As of December 31,
	2014	2013
Current trade payables
PP&E	1,964	2,271
Other assets and services	1,967	2,237
Inventory	1,734	1,399
	5,665	5,907
NDF (Note 20)	90	—
Agent commissions	318	224
	6,073	6,131
Non-current trade payables
PP&E	—	1
	—	1
Total trade payables	6,073	6,132

Note 11 — Deferred revenues

Deferred revenues consist of the following:

* revenues received from connection fees for fixed telephony, data and Internet, nonrefundable, considered as a single element with the provision of the service during the contractual relationship with the subscriber;

* revenues collected by remaining traffic and packages of data from unexpired cards;

* the value assigned to the points delivered by customer loyalty programs in the mobile telephony;

* the advanced collection of revenues from services of international capacity; and

* subsidies received for the construction of infrastructure which are deferred in the same period of amortization of the related works.

	As of December 31,
	2014	2013
Current deferred revenues
Deferred revenue on prepaid calling cards	339	293
Deferred revenue on customer loyalty programs	76	51
Deferred revenue on capacity rental	55	42
Deferred revenue on connection fees — fixed services	33	34
Deferred revenue from CONATEL — mobile services Núcleo (Note 18 d)	4	3
	507	423
Non-current deferred revenues
Deferred revenue on capacity rental	307	301
Deferred revenue on customer loyalty programs	82	75
Deferred revenue on connection fees — fixed services	67	66
Deferred revenue from CONATEL - mobile services Núcleo (Note 18 d)	9	11
	465	453
Total deferred revenues	972	876

Note 12 — Financial debt

Financial debt consists of the following:

	As of December 31,
	2014	2013
Current financial debt
Bank overdrafts (Personal)	140	—
Bank loans (Núcleo)	32	10
Accrued interest (Personal)	1	—
Accrued interest (Núcleo)	6	5
	179	15
Non-current financial debt
Bank loans (Núcleo)	254	220
	254	220
Total financial debt	433	235

Bank overdrafts

At December 31, 2014, Personal has bank overdrafts amounting to $141. The floating average annual rate of these loans at December 31, 2014 is 24.73%. These overdrafts have been used to the acquisition of the Spectrum described in Note 2.b).

Bank loans

The following table shows the outstanding loans with local banks in Paraguay and their main terms as of December 31, 2014:

Principal nominal value (in million of	Amortization	Book value (in million of $)
Guaraníes)	term	Current	Non-current
125,500	3.2 years	23	206
31,500	2.4 years	9	48
157,000		32	254

The weighted average annual rate of these loans is 9.30% in Guaraníes and the weighted average amortization term of these loans is approximately 2.8 years.

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

Note 13 — Salaries and social security payables

Salaries and social security payables include unpaid salaries, vacation and bonuses and its related social security contributions and termination benefits.

As of December 31, 2014, the total number of employees was 16,421 — 16,416 of the Telecom Group and 5 of the Company — of which approximately 78% were unionized. All Management and senior positions of the Company and the Telecom Group are held by non-unionized employees.

	As of December 31,
	2014	2013	2012
Fixed services	11,056	11,002	11,116
Personal Mobile services	4,958	5,155	5,252
Núcleo Mobile services	402	424	439
Nortel	5	5	3
Total number of employees of the Company and Telecom Group	16,421	16,586	16,810

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

The Telecom Group and the Company have no stock option plans for their employees.

Salaries and social security payables consist of the following:

	As of December 31,
	2014	2013
Current
Vacation and bonuses (*)	691	484
Social security payables (*)	255	191
Termination benefits (*)	77	67
	1,023	742
Non-current
Termination benefits	122	111
Bonuses	28	7
	150	118
Total salaries and social security payables	1,173	860

(*) As of December 31, 2014 includes 115 corresponding to an extraordinary bonus granted to the personnel which was paid in January 2015.

Compensation for the Telecom Group Key Managers for the years ended December 31, 2014, 2013 and 2012 is shown in Note 27.e).

Employee benefit expenses and severance payments are composed of:

	Years ended December 31,
	2014	2013	2012
Salaries	(3,564)	(2,776)	(2,195)
Bonuses (*)	(434)	(237)	(200)
Social security expenses (*)	(1,259)	(914)	(713)
Severance indemnities and termination benefits (*)	(242)	(149)	(108)
Other employee benefits	(96)	(79)	(60)
	(5,595)	(4,155)	(3,276)

(*) As of December 31, 2014 includes 115 corresponding to an extraordinary bonus granted to the personnel which was paid in January 2015.

Note 14 — Income tax payables and deferred income tax

Income tax asset and liability, net as of December 31, 2014 and 2013 consist of the following:

	As of December 31, 2014						As of
	Nortel	Telecom Argentina	Personal	Núcleo	Telecom USA	Total	December 31, 2013

Income tax payables	3	418	1,302	45	4	1,772	1,987
Payments in advance of income taxes	(2)	(290)	(1,207)	(24)	(4)	(1,527)	(1,189)
Law No, 26,476 Tax Regularization Regime	—	3	—	—	—	3	3
Current income tax liability, net	1	131	95	21	—	248	801

Law No, 26,476 Tax Regularization Regime	—	9	—	—	—	9	10
Non-current Income tax liability	—	9	—	—	—	9	10

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	Deferred tax assets				Deferred tax liabilities
As of December 31, 2014	Telecom Argentina	Núcleo	Telecom USA	Total	The Company	Personal	Total
Allowance for doubtful accounts	(53)	(6)	(1)	(60)	—	(70)	(70)
Provisions	(313)	—	—	(313)	—	(122)	(122)
PP&E	—	(17)	—	(17)	—	—	—
Inventory	—	—	—	—	—	(61)	(61)
Termination benefits	(64)	—	—	(64)	—	—	—
Deferred revenues	(61)	—	—	(61)	—	—	—
Pension benefits	(24)	—	—	(24)	—	—	—
Other deferred tax assets, net	(63)	—	—	(63)	—	—	—
Total deferred tax assets	(578)	(23)	(1)	(602)	—	(253)	(253)
PP&E	382	—	1	383	—	189	189
Intangible assets	74	—	—	74	—	348	348
Cash dividends from foreign companies	—	5	—	5	—	87	87
Investments	—	—	—	—	3	37	40
Other deferred tax liabilities, net	—	—	—	—	—	9	9
Total deferred tax liabilities	456	5	1	462	3	670	673
Total	(122)	(18)	—	(140)	3	417	420

	Deferred tax assets					Deferred tax liabilities
As of December 31, 2013	The Company	Telecom Argentina	Núcleo	Springville	Total	Personal	Total
Tax loss carry forwards	(2)	—	—	(1)	(3)	—	—
Allowance for doubtful accounts	—	(43)	(4)	—	(47)	(55)	(55)
Provisions	—	(280)	—	—	(280)	(153)	(153)
PP&E	—	—	(12)	—	(12)	—	—
Inventory	—	—	—	—	—	(48)	(48)
Termination benefits	—	(58)	—	—	(58)	—	—
Investments	—	—	—	—	—	(29)	(29)
Deferred revenues	—	(53)	—	—	(53)	—	—
Pension benefits	—	(22)	—	—	(22)	—	—
Other deferred tax assets, net	—	(56)	—	—	(56)	(2)	(2)
Allowance for deferred tax assets	—	—	—	1	1	27	27
Total deferred tax assets	(2)	(512)	(16)	—	(530)	(260)	(260)
PP&E	—	334	—	—	334	142	142
Intangible assets	—	62	—	—	62	178	178
Cash dividends from foreign companies	—	—	4	—	4	66	66
Total deferred tax liabilities	—	396	4	—	400	386	386
Total	(2)	(116)	(12)	—	(130)	126	126

Income tax expense for the years ended December 31, 2014, 2013 and 2012 consists of the following:

	Year ended December 31, 2014
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(5)	(418)	(1,302)	(25)	(4)	(1,754)
Deferred tax benefit	(3)	19	(267)	3	—	(248)
Valuation allowance	—	—	27	—	—	27
Income tax expense	(8)	(399)	(1,542)	(22)	(4)	(1,975)

	Year ended December 31, 2013
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(17)	(341)	(1,585)	(24)	(3)	(1,970)
Fiscal year 2012 return adjustment	—		(3)	—	—	(3)
Deferred tax benefit	2	47	120	1	—	170
Valuation allowance	—	—	(4)	—	—	(4)
Income tax expense	(15)	(294)	(1,472)	(23)	(3)	(1,807)

	Year ended December 31, 2012
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	—	(310)	(1,187)	(23)	(2)	(1,522)
Deferred tax benefit	3	38	20	3	1	65
Valuation allowance	(4)	—	(3)	—	—	(7)
Income tax expense	(1)	(272)	(1,170)	(20)	(1)	(1,464)

Income tax expense for the years ended December 31, 2014, 2013 and 2012 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	For the years ended December 31,
	2014	2013	2012
Pre-tax income	5,701	5,016	4,139
Non taxable items — Class “A” preferred shares	—	—	53
Non taxable items — Others	(24)	—	(31)
Subtotal	5,677	5,016	4,161
Weighted statutory income tax rate (*)	34.5%	34.4%	34.4%
Income tax expense at weighted statutory tax rate	(1,958)	(1,725)	(1,431)
2006 -2012 affidavits adjustments — other receivables allowance	—	(17)	—
Income tax on cash dividends of foreign companies	(27)	(26)	(22)
Other changes in tax assets and liabilities	(17)	(32)	(4)
Fiscal year 2012 return adjustment	—	(3)	—
Changes in valuation allowance	27	(4)	(7)
	(1,975)	(1,807)	(1,464)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Company has operations. The statutory tax rate in Argentina was 35% for all the years presented, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the years presented and in the USA the effective tax rate was 39.5% for all the years presented.

Note 15 — Other taxes payables

Other taxes payables consist of the following:

	As of December 31,
	2014	2013
Current
VAT, net	316	143
Tax withholdings	132	130
Tax on SU (Note 2,d)	97	91
Internal taxes	86	73
Turnover tax	68	81
Tax withholdings on dividends paid (Note 4)	—	66
Regulatory fees	67	56
Municipal taxes	31	24
Retention Decree No.583/10 ENARD	15	12
Tax on personal property — on behalf of Shareholders	20	20
	832	696

Note 16 — Other liabilities

Other liabilities consist of the following:

*            pension benefits;

*            guarantees received;

*            legal fees payable by adhesion to the tax regularization schemes;

*            any liability not included in the other liability items.

	As of December 31,
	2014	2013
Current
Legal fees	—	13
Guarantees received	11	13
Compensation for directors and members of the Supervisory Committee	35	25
Other	8	3
	54	54
Non-current
Pension benefits (Note 3.l)	68	64
Legal fees	5	—
Suppliers guarantees on third parties claims	2	4
Other	1	—
	76	68
Total other liabilities	130	122

Movements in the pension benefits are as follows:

	Years ended
	December 31,
	2014	2013
At the beginning of the year	64	38
Service cost (*)	7	5
Interest cost (**)	23	12
Payments	(2)	(1)
Actuarial (profit) loss (***)	(24)	10
At the end of the year	68	64

(*)                   Included in Employee benefit expenses and severance payments.

(**)            Since 2014, included in Financial expenses. In previous fiscal years it was included in Employee benefit expenses and severance payments.  There were no reclassifications for fiscal years 2013 and 2012 because they were no material.

(***)     Included in Other comprehensive income since 2012 as required by IAS 19R.

Note 17 — Provisions

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

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2014, the Telecom Group has established provisions in an aggregate amount of $1,364 to cover potential losses under these claims ($85 for regulatory contingencies deducted from assets and $1,279 included under provisions) and certain amounts deposited in the Telecom Group’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2014, these restricted funds totaled $49 (included under Other receivables, net item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances						Balances	Additions					Balances
	as of	Additions (recoveries)			Uses		as of	(recoveries)			Uses		as of
	December 31, 2012	Capital	Interest (i)	Reclassifications	Debt recognition	Payments	December 31, 2013	Capital	Interest (i)	Reclassifications	Debt recognition	Payments	December 31, 2014

Current
Provision for civil and commercial proceedings	33	—	—	120	—	(20)	133	—	—	5	(48)	(19)	71
Provision for labor claims	32	—	—	54	—	(42)	44	—	—	91	(5)	(79)	51
Restructuring	54	(ii) (8)	—	—	(46)	—	—	—	—	—	—	—	—
Provision for regulatory, tax and other matters claims	15	—	—	67	—	(35)	47	—	—	56	(5)	(21)	77
Total current provisions	134	(8)	—	241	(46)	(97)	224	—	—	152	(58)	(119)	199
Non-current
Provision for civil and commercial proceedings	145	95	19	(120)	—	—	139	56	38	(5)	—	—	228
Provision for labor claims	255	31	31	(54)	—	—	263	53	63	(91)	—	—	288
Provision for regulatory, tax and other matters claims	432	144	16	(67)	—	—	525	(36)	8	(56)	—	—	441
Asset retirement obligations	75	22	9	—	—	—	106	8	9	—	—	—	123
Total non-current provisions	907	(iii) 292	75	(241)	—	—	1,033	(iv) 81	118	(152)	—	—	1,080

Total provisions	1,041	284	75	—	(46)	(97)	1,257	81	118	—	(58)	(119)	1,279

(i)               Charged to finance costs, interest on provisions item line.

(ii)             Charged to restructuring costs (recovery).

(iii)           Charged 270 to Provisions, 21 to PP&E (CAPEX) and 1 to currency translation adjustments.

(iv)           Charged 84 to Provisions, 7 to PP&E (CAPEX), 1 to currency translation adjustments and a recovery of (11) to Other income for the statute of limitation of Personal’s obligations.

1.              Probable Contingent liabilities

Below is a summary of the most significant claims and legal actions for which provisions have been established:

•                  Profit sharing bonds

Different legal actions are brought, mainly by former employees of Telecom Argentina against the National Government and Telecom Argentina, requesting that Decree No. 395/92 — which expressly exempted Telefónica and Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23,696 — be struck down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds had not been issued.

In August 2008, the Supreme Court of Justice, when resolving a case against Telefónica, found the Decree No. 395/92 unconstitutional.

Since the National Supreme Court of Justice’s judgment on this matter, the Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional.

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

As of December 31, 2014, Telecom Argentina’s Management, with the advice of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with these claims, having considered the legal background as of the date of these consolidated financial statements.

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

In June 2013, Telecom Argentina filed its answer to the claim, arguing that the labor courts lack jurisdiction. On October 30, 2013, the judge rejected the lack of jurisdiction claim, established a statute of limitations of ten years applicable to the case and deferred ruling on the defenses of res judicata, lis pendens and on the third party complaint until after a hearing is held by the court. Telecom Argentina has appealed the judge’s ruling.

On December 12, 2013 the mentioned hearing took place and the intervening court ordered, among other, to differ the defense of the statute of limitation filed by the Telecom Argentina to the moment of sentencing. At the same time the court ordered to the plaintiff to accompany the sufficient mandates of employees included in the claim; meanwhile the trial proceedings will be suspended. The plaintiff appealed the decision and the judge deferred this resource to the time of sentencing.

As of the date of issuance of these financial statements, is pending the appeal of incompetence raised by Telecom Argentina, once the documentation requested by the court to the plaintiffs was resolved.

Regarding Profit Sharing Bonds there are two cases initiated against Telefónica de Argentina S.A. which represent a judicial jurisprudence as described below:

Legal action’s statute of limitations criteria: Supreme Court Verdict “Dominguez c/ Telefónica de Argentina S.A.”

In December 2013, the Argentine Supreme Court ruled on a similar case to the above referred legal actions, “Domínguez c/ Telefónica de Argentina S.A”, overturning a lower court ruling that had barred the claim as having exceeded the applicable statute of limitations since ten years had passed since the issuance of Decree No. 395/92.

The Argentine Supreme Court ruling states that the Civil and Commercial Proceedings Court must hear the case again to consider statute of limitations arguments raised by the appellants that, in the opinion of the Argentine Supreme Court, were not considered by the lower court and are relevant to the resolution of the case.

After the Argentine Supreme Court’s verdict and until the date of issuance of these financial statements, two chambers of the Civil and Commercial Federal Proceedings Court have issued opinions interpreting the doctrine developed by the Argentine Supreme Court in its verdict, acknowledging that the statute of limitations must be applied periodically —as of the time of each balance sheet- but limited to five years; and Chamber III ruled, by a majority of votes, that the statute of limitations must not be applied periodically, but that instead, was exceeded ten years after the issuance of Decree No. 395/92.

As of December 31, 2014, Telecom Argentina’s Management, with the advice of its legal counsel, has adjusted the provisions for contingencies that it estimates are sufficient to cover the risks associated with the new statute of limitation criteria, having considered the legal background as of the date of these consolidated financial statements.

Criteria for determining the relevant profit for compensation calculation: ruling of the Civil and Commercial Federal Proceedings Court in Plenary Session “Perota c/ Estado Nacional y Telefónica de Argentina S.A.”

On February 27, 2014, the Civil and Commercial Appeals Court issued a verdict in plenary session in the case “Perota, César c/ Estado Nacional”, as a result of a complaint filed against Telefónica de Argentina S.A. In its verdict the court ruled: “that the determination of the credit corresponding to the former employees of Telefónica de Argentina S.A. as a result of the profit sharing bonuses shall be calculated based on the taxable income of Telefónica de Argentina S.A. on which the income tax liability is to be assessed”.

The Court explained that in order to make such determination: “it is necessary to clarify that “taxable income” (pre-tax income) means the amount of income subject to the income tax that the company must pay, which generally means gross income, including all revenue obtained during the fiscal year (including contingent or extraordinary revenue), minus all ordinary and extraordinary expenses accrued during such fiscal year”.

As of December 31, 2014, Telecom Argentina’s Management, with the advice of its legal counsel, has adjusted the provisions for contingencies that it estimates are sufficient to cover the risks associated with the new criteria for relevant profit, having considered the legal background as of the date of these consolidated financial statements.

•                  Wage differences by food vouchers and non-remunerative sum

Telecom Argentina is subject to various lawsuits initiated by some employees and former employees who claim wage differences caused by the impact of the concepts “non-remunerative sum” and “food vouchers” over the settlement of items such as overtime, productivity, vacation, supplementary annual salary and other additional benefits provided by the Collective Bargaining Agreement,

In this regard, the Supreme Court of Justice has recognized that “food vouchers” are remunerative and are part of the employees’ compensations, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Employment Contract Act (which gives them the character of social benefits). Considering these judicial precedents, at December 31, 2014, the Management of Telecom Argentina, with the advice of its legal counsel, has recorded a provision for contingencies that it estimates is sufficient to cover the risks associated with these claims at the date of issue of these consolidated financial statements.

•                  Sales representative claims

During 2014, three former sales representatives of Personal brought legal actions for alleged untimely termination of their contracts and have submitted claims for payment of different items such as commission differences, value of customers’ lists and lost profit, among others. Personal believes, based on the assistance of its legal counsel, that certain items included in the claims would not be sustained while other items, if sustained, would result in significantly lower amounts. As of the date of issuance of these consolidated financial statements, some of the mentioned legal actions are on discovery phase and with expert opinions in preparation.

Personal’s Management, based on the assistance of legal counsel, has recorded provisions that it estimates are sufficient to cover the risks associated with these claims, and wouldn’t have a negative impact on Personal results and financial statements.

2.              Possible Contingencies

In addition to the possible contingencies related to regulatory matters described in Note 2 d), e) and k), below is a summary of the most significant claims and legal actions for which no provisions have been established, although it cannot be ensured the final outcome of these lawsuits:

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

•                  Lawsuit against Personal on changes in services prices

On June 2012, Personal was notified of a lawsuit from the Consumer Association “Proconsumer”, which claims alleged insufficiencies in the information disclosed to Personal’s clients when changes in the prices conditions took place during the period May 2008 - May 2011. The remedy requested in the lawsuit is that certain clients —those who are charged by a fixed monthly fee- be reimbursed amounts of money for a period of two months as from the moment in which the inconsistencies of information alleged by the claimant took place. The complaint is for an undetermined amount and Personal was evaluating the possible amounts involved. Although the lawsuit amount is uncertain, as a consequence of an internal review of Personal’s financial statements the possible amount related to the lawsuit succeed could be calculated and amounts to $3 of capital. The Management of Personal considered that it had adequately disclosed and given publicity of the changes in contractual conditions, and therefore believed that this complaint should not be successful.

On September 5, 2012 the Court had by answering the demand. By resolution of June 26, 2013 the judge upheld the exception raised by Personal about incompetence and ordered that the file was transferred to the Federal Administrative Proceedings.

While Management of Personal considers that there are solid arguments for the favorable resolution of this lawsuit, in case it was resolved unfavorably, it would not have a significant impact on the financial position and results of Personal.

•                  Legal Procedures relating to the Definition of the Scope of Fixed and Mobile Telephone Services under Broadcasting Law No. 22,285, repealed by Law No. 26,522 of Audiovisual Communication Services

The Group offers in the market a wide range of telecommunications services, including, among others, those referred to as VAS, which provide additional functionality to the basic services of voice transmission through a telecommunications network.

Certain judicial developments took place during the 2Q14 in connection with the VAS, referred to the provision of streaming services, known as video on demand, and also a Supreme Court of Justice opinion relating to the marketing of a service called Superpack.

•                  Supercanal Case

Within the context of a claim filed by Supercanal S.A. in 2003, an injunction had been ordered against the fixed and mobile telephone companies, by which the Court ordered them to abstain from “providing supplementary broadcasting services or issuing any kind of broadcasting contents and programming”, as well as “making any advertisement relating to future services to be provided, or the provision of television services as VAS or any other kind of technical method through the fixed or mobile telephone and Internet services that they provide”.

In 2012 a lower Court decided to consider the case “abstract” and to terminate the injunction. However, on February 18, 2014, the Court of Appeals overruled such decision, and the judge must now make a decision on the appeals filed against the injunction, which were still pending.

On June 16, 2014 Telecom Argentina filed before the Courts a request to terminate the injunction, arguing among other reasons that new Law No. 26,522 of Audiovisual Communication Services has repealed the former law, under which the injunction had been ordered. Alternatively, Telecom Argentina has also requested that the injunction be adjusted between the limits of the new law, thus removing from it the VAS, Internet and/or video on demand services.

Products marketed by the Telecom Group that could be affected by this claim are those called “Arnet Play” and “Personal Video”, which revenues during the year ended December 31, 2014, amounted to approximately $36 and $217, respectively.

•                  Claim by the Argentine Association of Cable Television

Within the context of a claim filed by the Argentine Association of Cable Television in 2006, an injunction had been ordered against the fixed and mobile telephone companies, by which the Court ordered them to abstain from “transmitting, repeating and/or providing directly or indirectly broadcasting services or their supplementary services”, based on the former Broadcasting Law No. 22,285.

Subsequently, such injunction was extended to the marketing of the service called Superpack (joint offer of satellite television services provided by DirecTV and telephone and Internet services provided by Telecom Argentina, where each entity invoiced the services provided by it directly to the final customer), which was suspended by an appeal filed by Telecom Argentina before the Supreme Court of Justice. However, on June 3, 2014, the Supreme Court rejected such appeal because it did not refer yet to a final decision on the substantial issue that must be resolved by such Court. According to this, Telecom Argentina suspended the marketing of the above referred joint offer with DirecTV from June 4, 2014, as a prudential measure. The suspension of this joint offer only meant to the Group a decrease in commissions revenues for new subscribers that our network marketed in favor of DirecTV, and a decrease in costs from commissions conceded to DirecTV for subscribers that the latter captured for the Telecom Group, which were not relevant during the year ended December 31, 2014.

On June 10, 2014, Telecom Argentina claimed to the Courts that the substantial issues under the claim have become “abstract” and the injunctions have become ineffective as a result of the new Law No. 26,522 of Audiovisual Communication Services —which repealed the former law under which the injunction had been ordered.

On October 7, 2014, the Court notified Telecom Argentina and Personal of a breach complaint related to the above referred injunction. Such notification was answered rejecting its whole content and requesting that the CNC and the SC become part of the process. The Court will have to make a joint decision on these two issues presented by the parties.

On December 19, 2014 came into force Law No. 27,078 which in Article 9 second paragraph states that licensees of services under the Law - as Telecom Argentina and Personal- may provide audiovisual media services. This legislation reinforces the legal arguments used by Telecom Argentina to continue providing the VAS analyzed in these cases.

Although the Telecom Argentina’s Management, with the advice of its legal counsels, believes that there are solid legal arguments to continue providing the VAS discussed in these procedures, as of the date of issuance of these consolidated financial statements, we cannot assure the final result of these claims.

•                  Interest Rate at the Labor Courts of the City of Buenos Aires

On May 21, 2014 the National Labor Court of Appeals agreed, as a result of a divided vote, that the interest rate applicable to the cases under its jurisdiction in the City of Buenos Aires shall be the nominal annual rate applicable to personal loans without restrictions of use of the Banco de la Nación Argentina for a 49 to 60 month term (currently 3% per month). The Court also resolved that in those cases that the Court sentences are still pending, this new rate shall be applied as from the date on which each amount is due.

As from 2002 the above mentioned Court had resolved to apply the interest rate resulting from the monthly average of the interest rate used by the National Bank of Argentina for the granting of loans (currently 2.055% per month). Therefore, it represents an increase in the interest rate, which Telecom Argentina has reflected in its assessment of the provisions for pending labor claims. Although this Court’s decision is not compulsory for lower Courts, an additional risk exists since the Courts might intend to apply such rate retroactively to labor credits not yet acknowledged by a Court sentence.

Telecom Group’s Management, with the advice of its legal counsels, considers that there are solid legal arguments to argue against the retroactive application of this new rate. As of the date of issuance of these consolidated financial statements, Management cannot assure the result deriving from this decision of the Court of Appeals, until the lower Courts issue future opinions making their positions clear. Nevertheless, should a disadvantageous resolution prevail, we estimate that it shall not have a significant impact on the Group’s financial position and results of operations.

3.              Remote Contingencies

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

Commitments assumed by the Company and its shareholders as a result of the acquisition of 60% (as of December 31, 2014, approximately 55.60% of the outstanding shares of Telecom Argentina) are as follows:

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

(b) Telecom Group Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $3,982 as of December 31, 2014 (of which $1,471 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in c) below and the commitments with the related parties described in Note 27 d).

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

CONATEL’s total differed disbursements as of December 31, 2014 amounted to $15 and were included under “Deferred revenues” item line, corresponding $4 and $9 to current and non-current deferred revenues, respectively, having accrued gains for $2 since fiscal year 2011.

(f) Commitments assumed from the acquisition of Spectrum by Personal

When the SC completes the award of the Lot No. 8 and the allocation of Frequency Bands SCMA 713-723 / 768-778 occurs, Personal must pay the equivalent of US$ 247.3 million (representing the outstanding balance of the US$ 602 million offered for the whole Lot).

Additionally, the Auction Terms and Conditions convened by SC Resolution No. 38/14 established high and demanding obligations of coverage and network deployment, which will require significant investments in PP&E that were estimated at the time of submission of Personal´s bid in approximately US$ 450 million over the next five years (this figure assumes the pending allocation of the 700 Mhz band of Lot No.8 as well as various macroeconomic assumptions and planning network deployment that may differ in the future from the original estimates) and whose failure could result in sanctions and adverse effects to Personal.

Some of the obligations included in the Terms and Conditions are the following:

•                  Extend the SRMC, STM and PCS coverage in such a way that it reaches all locations with at least 500 inhabitants in a time period that would not exceed 60 months.

•                  Upgrade the network infrastructure in a time period that would not exceed 60 months, in such a manner that in all the network locations where mobile Internet services are offered a minimum of 1 Mbps per user be guaranteed in the downlink for SRMC, STM and PCS.

•                  For the SCMA (Annex III of Terms and Conditions) progressive coverage obligations in the Argentine Republic territory are established, in five differenced stages, completed in the 60-month-period with coverage in locations with more than 500 inhabitants.

For further detail of the obligations involved, see SC Resolution No. 37/14, 38/14 and its amendments and supplementary regulations.

Taking into account that the awarding of SC Resolution No. 83/14 has been partial, Personal requested the SC that said terms be computed as from the awarding date of the 713-723 to 768-778 MHz band, thus completing the awarding of Lot 8.

Note 19 — Equity

Equity includes:

	As of December 31,
	2014	2013
Equity attributable to Nortel (Controlling Company)	8,185	6,603
Equity attributable to non-controlling interest	6,751	5,499
Total equity (*)	14,936	12,102

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

Thus, all of the ordinary shares of Nortel belong to Sofora. As of December 31, 2014, these shares represent 78.38% of Nortel capital stock.

(b) Class “B” preferred shares

Classes “B” preferred shares are subject to Argentine laws and to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

The Terms of Issuance of Class “B” preferred shares provide that:

a)             Class “B” preferred shares are not redeemable.

b)             A non cumulative dividend equivalent to a percentage (49,46%) of the Company’s profits legally available for distribution. On April 25, 1997, an Extraordinary Shareholders’ Meeting resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%, currently 48.96%) beginning on June 16, 1997. This resolution was filed with the Public Registry of Commerce on July 16, 1997 under number 7,388. Before to the total cancellation of the Class “A” preferred shares, which took place on June 14, 2012, the non-cumulative dividend corresponding to the Class “B” preferred shares was subject to the previous payment of dividends on Class “A” preferred shares.

c)              Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in Section 9 of the Terms of Issuance. If such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with the shares of common stock; except for those matters relating to the election of Directors, in which case the holders of Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, pursuant to Section 15 of the Company’s Bylaws, Class “B” preferred shares’ right to vote shall cease upon the disappearance of the circumstances that triggered such right.

d)            Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock of Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become liable or responsible for the payment of any debt excluding accounts payable resulting from the ordinary course of business, if as a result of doing so Telecom Argentina’s ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. As of December 31, 2006, Telecom Argentina had exceeded such ratio exclusively as a consequence of the devaluation of the peso during year 2002. As of December 31, 2014, such ratio is not exceeded.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No. 12,056. On January 27, 1998, as a result of such admittance, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

(c) Telecom Argentina’s Capital information

The total capital stock of Telecom Argentina amounts to 984,380,978, represented by an equal number of common shares, of $1 argentine peso of nominal value each and one vote per share. The capital is fully integrated and registered with the Public Registry of Commerce.

Telecom Argentina’s shares are authorized by the CNV and the SEC, for public trading in the BCBA and the NYSE. Only Class B shares are traded since Nortel owns all of the outstanding Class A shares, which have regulatory restrictions, and Class C shares correspond to the share ownership program.

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO.

(d) Telecom Argentina’s Share ownership program

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

In 1999, Decree No. 1,623/99 of the Argentine Government eliminated the restrictions on some of the Class “C” shares held by the PPP, although it excluded Class “C” shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting of Telecom Argentina approved the conversion of up to unrestricted 52,505,360 Class “C” shares into Class “B” shares (these shares didn’t belong to the Fund of Guarantee and Repurchase), most of which was sold in a secondary public offering in May 2000.

The Annual General and Extraordinary Meetings held on April 27, 2006, approved that the power for the additional conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Telecom Argentina’s executive officers. As of December 31, 2011, all the 41,339,464 shares were converted into Class “B” ordinary shares in eleven tranches.

The remaining 4,593,274 Class “C” shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which was released. Telecom Argentina’s General Ordinary and Extraordinary and Special Class “C” Shares Meetings held on December 15, 2011, approved that the power for the additional conversion of up to 4,593,274 Class “C” shares into the same amount of Class “B” shares in one or more tranches, be delegated to the Board of Directors. Of such amount, 4,326,492 Class “C” shares have already been converted into Class “B” shares in 8 tranches.

As of the date of issuance of these consolidated financial statements, 266,782 Class “C” shares are still pending to be converted into Class “B” shares.

(e) Capital Market Act - Law No. 26,831

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

(f) Acquisition of Treasury Shares

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to the Telecom Argentina’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

In connection with the above mentioned, on May 22, 2013, Telecom Argentina’s Board of Directors approved a Treasury Shares Acquisition Program in the market in Argentine pesos (the “Treasury Shares Acquisition Program”) so as to avoid any possible damages to Telecom Argentina and its shareholders derived from fluctuations and unbalances between the shares’ price and Telecom Argentina’s solvency, for the following maximum amount and deadline:

•                  Maximum amount to be invested: $1,200.

•                  Deadline for the acquisitions: until April 30, 2014.

According to the offer made on November 7, 2013 by the Fintech Group for the acquisition of the controlling interest of the Telecom Italia Group in Telecom Argentina (see Note 27.a to these consolidated financial statements), Telecom Argentina suspended the acquisition of treasury shares and its Board of Directors considered appropriate to request the opinion of the CNV on the applicability of the new provisions contained in the rules issued by that entity (Title II, Chapter I, Art.13 and concurring) with respect to the continuation of the Treasury Shares Acquisition Program.

The CNV did not answer Telecom Argentina’s request and the Telecom Argentina’s Board of Directors, at its meeting held on May 8, 2014, decided to conclude the request considering that the Treasury Shares Acquisition Program finished on April 30, 2014, which had been approved by Telecom Argentina’s Board of Directors Meeting held on May 22, 2013.

Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request a new opinion from the CNV to confirm whether Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (NT 2013).

Pursuant to Section 67 of Law No. 26,831, Telecom Argentina must sell its treasury shares within three years of the date of acquisition. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”.

As of December 31, 2014 Telecom Argentina owns 15,221,373 treasury shares, representing 1.55% of its total capital. The acquisition cost of these shares in the market amounted to $461.

Note 20 — Financial instruments

Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2014 and 2013, the supplementary disclosures on financial instruments required by IFRS 7 and the detail of gains and losses established by IFRS 9.

		Fair value
As of December 31, 2014	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	395	609	—	1,004
Investments	353	1	—	354
Trade receivables	4,267	—	—	4,267
Other receivables (2)	172	—	—	172
Total	5,187	610	—	5,797

Liabilities
Trade payables	5,983	90	—	6,073
Loans	433	—	—	433
Salaries and social security payables	1,173	—	—	1,173
Other liabilities (2)	62	—	—	62
Total	7,651	90	—	7,741

		Fair value
As of December 31, 2013	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	4,346	955	—	5,301
Investments	365	1	—	366
Trade receivables	3,007	—	—	3,007
Other receivables (2)	202	42	—	244
Total	7,920	998	—	8,918

Liabilities
Trade payables	6,132	—	—	6,132
Loans	235	—	—	235
Salaries and social security payables	860	—	—	860
Other liabilities (2)	58	—	—	58
Total	7,285	—	—	7,285

(1) Includes 394 and 356 as of December 31, 2014 and 2013, respectively, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company.

(2) Only includes financial assets and liabilities according to the scope of IFRS 7.

Gains and losses by category — Year 2014

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	1343	553
Financial liabilities at amortized cost	(968)	(62)
Financial assets at fair value through profit or loss (a)	182	—
Financial liabilities at fair value through profit or loss (b)	(139)	—
Total	418	491

(a)         Includes 124 corresponding to mutual funds and 42 corresponding to non deliverable forwards.

(b)         Corresponding to non deliverable forwards.

Gains and losses by category — Year 2013

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	1,279	756
Financial liabilities at amortized cost	(813)	(44)
Financial assets at fair value through profit or loss (a)	140	—
Total	606	712

(a)         Includes 85 corresponding to mutual funds and 55 corresponding to non deliverable forwards.

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

Financial assets and liabilities recognized at fair value as of December 31, 2014 and 2013, their inputs, valuation techniques and the level of hierarchy are listed below:

Mutual Funds: These funds are included in Cash and cash equivalents. The Company and the Group had mutual funds amounting to $609 and $955 as of December 31, 2014 and 2013, respectively. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end; therefore its valuation is classified as Level 1.

Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates): The fair value of the Telecom Group’s NDF contracts, disclosed below in the chapter “Hedge Accounting” was determined by information obtained in the most representative financial institutions in Argentina, the derivative financial instruments’ valuation was classified as Level 2.

During 2014 and 2013 there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

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

The methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 7 as of December 31, 2014 and 2013 are as follows:

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

Investments

Investments in Government bonds and Argentine companies’ notes valued at amortized cost with its fair value at December 31, 2014 and 2013 are as follows:

	As of December 31, 2014		As of December 31, 2013
Investments	Book value	Fair value (*)	Book value	Fair value (*)
Government bonds (dollar linked)	258	258	—	—
Government bonds	—	—	221	313
Provincial government bonds in pesos	11	11	35	35
Provincial government bonds (dollar linked)	57	52	13	15
Argentine companies notes in pesos	10	10	31	31
Argentine companies notes (dollar linked)	17	17	65	71
Total	353	348	365	465

(*) According to IFRS selling costs are not deducted.

For the remaining investments the carrying amount approximates its fair value.

Trade receivables

Carrying amounts are considered to approximate fair value due to the short term nature of these accounts receivables. Noncurrent trade receivables have been recognized at their amortization cost, using the effective interest method and are not significant. All amounts that are assumed to be uncollectible within a reasonable period are written off and/or reserved.

Trade payables (except for NDF)

The carrying amount of accounts payable reported in the consolidated statement of financial position approximates its fair value due to the short term nature of these accounts payable. Noncurrent trade payables have been discounted and are not significant.

Loans

As of December 31, 2014 and 2013, the carrying value of the Company’s loans approximates its fair value and it was $433 and $235, respectively.

Salaries and social security payables

The carrying amount of Salaries and social security payables reported in the consolidated statement of financial position approximates its fair value.

Other receivables, net and other liabilities

The carrying amount of other receivables, net and other liabilities reported in the consolidated statement of financial position approximates its fair value.

Hedge accounting

In November 2013, a new chapter was introduced in IFRS 9 on Hedge Accounting replacing the provisions contained in IAS 39. This amendment represents a major review of hedge accounting, introducing significant improvements over the previous model, basically aligning accounting and risk management as well as related disclosures. The Telecom Group believes that a hedging relationship qualifies for hedge accounting if all of the following conditions established by the rule are met:

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

•                  During 2014

Considering the fluctuations of the exchange rate between the US Dollar and the Argentine Peso during FY14 (+31%), and due to the existence of commercial commitments denominated in US Dollars recorded when the IFD was constituted Personal entered into several NDF agreements to purchase a total amount of US$ 282 million (of which US$ 133 million matured between March and December 2014 and the remaining US$ 149 million will mature between January 2015 and March 2015). The purpose of these NDF was to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (hedged item) to its functional currency.

Personal Management has considered the documentation requirements, the effectiveness assessment and the possibility to designate partial hedges, as permitted by IFRS 9 concluding that certain documentation requirements and the effectiveness assessment have not been met. As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF (net loss of approximately $97) have also been recognized in the Income Statements, within Finance income and expenses - NDF. Personal recognizes the NDF results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties. As of December 31, 2014, Personal has a current liability of $90 related to the US$ 149 million NDF remaining to such date.

In addition, during 2014, Personal entered into NDF for US$ 8 million maturing in October and November 2014 to hedge commercial debts for PP&E acquisition, which were qualified as “effective” cash flow hedges for accounting purposes.

Also, in order to mitigate the currency risk Personal acquired in FY14 Government bonds denominated in U.S. dollars. Foreign exchange differences generated by the purchase of these government bonds were recognized in “Foreign currency exchange losses”.

•                  During 2013

Considering the fluctuations of the exchange rate between the US Dollar and the Argentine Peso during fiscal year 2013 (+33%), and due to the existence of commercial commitments denominated in US Dollars, Personal entered into several NDF agreements to purchase a total amount of US$ 182 million maturing December 2013 and in the first quarter of 2014. The purpose of these NDF was to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (hedged item) to its functional currency. These NDF agreements were regarded as cash flows hedge, for which the effectiveness requirements are not complied. As of December 31, 2013, changes in fair value of these instruments represented a gain of approximately $55, which was recognized in “Financial results”. As of December 31, 2013, about $13 was collected and $42 was uncollected.

Also, in order to mitigate the currency risk Personal acquired in FY13 Government bonds denominated in U.S. dollars. Foreign exchange differences generated by the purchase of these Government bonds were recognized in “Foreign currency exchange losses”.

Offsetting of financial assets and financial liabilities

In December 2011, the IASB issued amendments to IFRS 7. These changes require the disclosure of information in order to assess the effects or the potential effects of offsetting agreements, including offsetting rights associated with the assets and liabilities recognized in the statement of financial position. These amendments were effective from January 1, 2013 and should be applied retrospectively.

The information required by the amendment to IFRS 7 as of December 31, 2014 and 2013 is as follows:

	As of December 31, 2014
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and noncurrent assets (liabilities) - Gross value	5,524	191	(7,330)	(73)
Compensation	(1,257)	(11)	1,257	11
Current and noncurrent assets (liabilities) — Booked value	4,267	180	(6,073)	(62)

	As of December 31, 2013
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)	Salaries and social security payables
Current and noncurrent assets (liabilities) - Gross value	4,697	289	(7,851)	(66)	(861)
Compensation	(1,690)	(38)	1,719	8	1
Current and noncurrent assets (liabilities) — Booked value	3,007	251	(6,132)	(58)	(860)

(1) Includes financial assets and financial liabilities according to IFRS 7.

The Telecom Group offsets the financial assets and liabilities to the extent that such offsetting is provided by offsetting agreements and provided that the Group has the intention to make such offsetting, in accordance with requirements established in IAS 32. The main financial assets and liabilities offset correspond to transactions with other national and foreign operators (including interconnection, CPP and Roaming), being offsetting a standard practice in the telecommunications industry at the international level that the Telecom Group applies regularly. Offsetting is also applied to transactions with agents.

Note 21 — Revenues

The Telecom Group’s discloses its service revenues in three groups by nature: Voice, Data and Internet. At December 31, 2014, 2013 and 2012, the customers by segment and other significant operational information (unaudited) were the following:

	December 31,
	2014	2013	2012
Fixed services lines (in thousands)	4,093	4,124	4,128
ADSL subscribers (in thousands)	1,771	1,707	1,629
Personal mobile services customers (in thousands)	19,585	20,088	18,975
Núcleo mobile services customers (in thousands)	2,481	2,420	2,301
Local Measured Service (million of minutes)	11,943	12,896	13,783
International Long distance telephony (million of minutes)	818	801	887
Minutes used — mobile service (in billions)	24	22	22
Equipment and handsets sale — Personal (in thousands)	3,215	3,761	3,962
Equipment and handsets sale — Núcleo (in thousands)	113	106	70

Revenues and other income include:

	Years ended December 31,
	2014	2013	2012
Services
Voice - Retail	2,853	2,656	2,475
Voice - Wholesale	929	786	739
Internet	3,254	2,521	1,993
Data	1,470	963	735
Total Fixed services	8,506	6,926	5,942
Voice - Retail	5,330	4,773	4,461
Voice - Wholesale	1,953	1,930	1,838
Internet	3,335	2,088	1,248
Data	7,666	7,212	5,765
Total Personal mobile services	18,284	16,003	13,312
Voice - Retail	575	385	329
Voice - Wholesale	126	115	85
Internet	456	270	154
Data	331	313	267
Total Núcleo mobile services	1,488	1,083	835
Total services revenues (a)	28,278	24,012	20,089
Equipment
Fixed services - excluding network construction contracts	46	61	81
Fixed services - network construction contracts	7	19	—
Mobile services — Personal	4,920	3,126	1,915
Mobiles services — Núcleo	90	69	32
Total equipment revenues (b)	5,063	3,275	2,028
Total revenues (a)+(b)	33,341	27,287	22,117
Other income
Fixed services (i)	26	33	75
Mobile services — Personal	21	24	4
Mobile services — Núcleo	—	6	—
Total other income (c)	47	63	79

Total revenues and other income (a)+(b)+(c)	33,388	27,350	22,196

(i)             Includes 6 and 57 of supplier’s indemnities as of December 31, 2014 and 2013, respectively.

Service revenues by type of service (regardless of the segment which originate them) are:

	Years ended December 31,
	2014	%	2013	%	2012	%
Voice - Retail	8,758	31	7,817	32	7,265	36
Voice - Wholesale	3,008	11	2,828	12	2,662	13
Total Voice	11,766	42	10,645	44	9,927	49
Internet	7,045	25	4,879	20	3,395	17
Data	9,467	33	8,488	36	6,767	34
Total services revenues	28,278	100	24,012	100	20,089	100

Note 22 — Operating expenses

Operating expenses disclosed by nature of expense amounted to $27,964, $22,850 and $18,244 for the years ended December 31, 2014, 2013 and 2012, respectively. The breakdown of Employee benefit expenses and severance payments, Cost of equipments and handsets, Provisions and Bad debt expenses are disclosed in Notes 13, 7, 17 and 5, respectively.

The main components of the remaining operating expenses are the following:

Interconnection costs and other telecommunication charges

	Years ended December 31,
	2014	2013	2012
Fixed telephony interconnection costs	(292)	(237)	(217)
Cost of international outbound calls	(191)	(133)	(135)
Lease of circuits and use of public network	(304)	(208)	(164)
Mobile Services - charges for roaming	(415)	(425)	(366)
Mobile Services - charges for TLRD	(872)	(826)	(825)
	(2,074)	(1,829)	(1,707)

Fees for services, maintenance, materials and supplies

	Years ended December 31,
	2014	2013	2012
Maintenance of hardware and software	(382)	(337)	(297)
Technical maintenance	(675)	(486)	(373)
Service connection fees for fixed lines and Internet lines	(205)	(193)	(130)
Service connection fees capitalized as SAC (Note 3.i)	7	6	11
Service connection fees capitalized as Intangible assets (Note 3.i)	30	30	21
Other maintenance costs	(315)	(260)	(203)
Obsolescence of inventories — Mobile Services Personal (Note 7)	(81)	(109)	(12)
Call center fees	(1,141)	(763)	(665)
Other fees for services	(543)	(507)	(449)
Directors and Supervisory Committee’s fees	(36)	(33)	(17)
	(3,341)	(2,652)	(2,114)

Taxes and fees with the Regulatory Authority

	Years ended December 31,
	2014	2013	2012
Turnover tax	(1,811)	(1,458)	(1,046)
Taxes with the Regulatory Authority	(729)	(637)	(517)
Tax on deposits to and withdrawals from bank accounts	(348)	(261)	(220)
Municipal taxes	(225)	(175)	(128)
Other taxes	(190)	(161)	(108)
	(3,303)	(2,692)	(2,019)

Commissions

	Years ended December 31,
	2014	2013	2012
Agent commissions	(2,061)	(1,641)	(1,365)
Agent commissions capitalized as SAC (Note 3.i)	913	551	314
Distribution of prepaid cards commissions	(582)	(593)	(509)
Collection commissions	(673)	(434)	(317)
Other commissions	(91)	(86)	(72)
	(2,494)	(2,203)	(1,949)

Advertising

	Years ended December 31,
	2014	2013	2012
Media advertising	(431)	(370)	(378)
Fairs and exhibitions	(176)	(139)	(142)
Other advertising costs	(185)	(147)	(140)
	(792)	(656)	(660)

Cost of VAS

	Years ended December 31,
	2014	2013	2012
Cost of mobile value added services	(920)	(697)	(317)
Cost of fixed value added services	(16)	(11)	(9)
	(936)	(708)	(326)

Recovery of restructuring costs/(restructuring costs)

	Years ended December 31,
	2014	2013	2012
Dismissals indemnities (ii)	—	8	(90)
	—	8	(90)

(ii) As of December 31, 2012 includes (54) charged to provisions related to the pending restructuring plan. As of December 31, 2013, includes 8 corresponding to the recovery of the provision related to the Restructuring Plan finished in June 2013.

Other operating expenses

	Years ended December 31,
	2014	2013	2012
Transportation, freight and travel expenses	(559)	(451)	(364)
Delivery costs capitalized as SAC	59	39	33
Rental expense	(402)	(295)	(214)
Energy, water and others	(470)	(410)	(359)
International and satellite connectivity	(147)	(136)	(124)
	(1,519)	(1,253)	(1,028)

D&A

	Years ended December 31,
	2014	2013	2012
Depreciation of PP&E	(2,389)	(1,983)	(1,792)
Amortization of SAC and service connection costs	(811)	(867)	(797)
Amortization of other intangible assets	(43)	(23)	(23)
	(3,243)	(2,873)	(2,612)

Gain on disposal of PP&E and impairment of PP&E

	Years ended December 31,
	2014	2013	2012
Gain on disposal of PP&E	9	14	8
Impairment of PP&E (iii)	(25)	(187)	—
	(16)	(173)	8

(iii) Includes (26) corresponding to the impairment of Personal’s work in progress, (35) corresponding to the impairment of Telecom Argentina’s work in progress and 36 corresponding to a lower impairment from projects with the private sector in Telecom Argentina as of December 31, 2014. Includes 65 corresponding to the impairment of commercial systems of Personal and (122) corresponding to the impairment of PP&E (PP&E, construction in progress and materials) of Telecom Argentina as of December 31, 2013.

Operating expenses, disclosed per function are as follows:

	Years ended December 31,
	2014	2013	2012
Operating costs	(17,345)	(13,700)	(10,731)
Administration costs	(1,423)	(1,090)	(876)
Commercialization costs	(9,096)	(7,617)	(6,492)
Other expenses — provisions	(84)	(270)	(153)
Gain on disposal of PP&E and impairment of PP&E	(16)	(173)	8
	(27,964)	(22,850)	(18,244)

Operating leases

Future minimum lease payments from of non cancellable operating lease agreements as of December 31, 2014, 2013 and 2012 are as follows:

	Less than 1 year	1-5 years	More than 5 years	Total
2012	262	415	77	754
2013	372	524	71	967
2014	501	725	46	1,272

Further information is provided in Note 3.j) to these consolidated financial statements.

Note 23 — Operating income

	Years ended December 31,
	2014	2013	2012
Operating income from services and other income
Revenues and other income	28,325	24,075	20,168
Operating expenses	(20,562)	(16,693)	(13,597)
Operating income before D&A (a)	7,763	7,382	6,571
D&A	(3,243)	(2,873)	(2,612)
Gain on disposal and impairment of PP&E	(16)	(173)	8
Operating income from services and other income	4,504	4,336	3,967

Operating income (loss) from equipment sales
Revenues	5,063	3,275	2,028
Cost of equipments and handsets	(4,143)	(3,111)	(2,043)
Operating income (loss) before D&A from equipment sales (b)	920	164	(15)

Total operating income	5,424	4,500	3,952
Consolidated operating income
Operating income before D&A (a)+(b)	8,683	7,546	6,556
D&A	(3,243)	(2,873)	(2,612)
Gain on disposal and impairment of PP&E	(16)	(173)	8
Total operating income	(5,424)	4,500	3,952

The breakdown of Operating income by segment is as follows:

Year ended December 31, 2014	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	8,532	19,793	—	28,325
Intersegment revenues	1,772	138	—	1,910
Third party operating expenses	(8,056)	(12,487)	(19)	(20,562)
Intersegment operating expenses	(138)	(1,772)	—	(1,910)
Operating income (loss) before D&A from services and other income (1)	2,110	5,672	(19)	7,763

Equipments revenues
Third party revenues	53	5,010	—	5,063
Third party operating expenses	(72)	(4,071)	—	(4,143)
Operating income before D&A from equipments revenues (2)	(19)	939	—	920
Total operating income (loss) before D&A (3)=(1)+(2)	2,091	6,611	(19)	8,683

D&A (4)	(1,230)	(2,013)	—	(3,243)
Gain on disposal and impairment of PP&E (5)	9	(25)	—	(16)
Operating income (loss) (6)=(3)-(4)+(5)	870	4,573	(19)	5,424

Net effect of the intersegment eliminations (7)	(1,634)	1,634	—	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	457	8,245	(19)	8,683
Net segment contribution to the Operating income (9)=(6)+(7)	(764)	6,207	(19)	5,424

Year ended December 31, 2013	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	6,959	17,116	—	24,075
Intersegment revenues	1,258	124	—	1,382
Third party operating expenses	(6,352)	(10,323)	(18)	(16,693)
Intersegment operating expenses	(124)	(1,258)	—	(1,382)
Operating income (loss) before D&A from services and other income (1)	1,741	5,659	(18)	7,382

Equipments revenues
Third party revenues	80	3,195	—	3,275
Third party operating expenses	(74)	(3,037)	—	(3,111)
Operating income before D&A from equipments revenues (2)	6	158	—	164
Total operating income (loss) before D&A (3)=(1)+(2)	1,747	5,817	(18)	7,546

D&A (4)	(1,019)	(1,854)	—	(2,873)
Gain on disposal and impairment of PP&E (5)	(106)	(67)	—	(173)
Operating income (loss) (6)=(3)-(4)+(5)	622	3,896	(18)	4,500

Net effect of the intersegment eliminations (7)	(1,134)	1,134	—	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	613	6,951	(18)	7,546
Net segment contribution to the Operating income (9)=(6)+(7)	(512)	5,030	(18)	4,500

Year ended December 31, 2012	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	6,017	14,151	—	20,168
Intersegment revenues	1,047	129	—	1,176
Third party operating expenses	(5,327)	(8,256)	(14)	(13,597)
Intersegment operating expenses	(129)	(1,047)	—	(1,176)
Operating income (loss) before D&A from services and other income (1)	1,608	4,977	(14)	6,571

Equipments revenues
Third party revenues	81	1,947	—	2,028
Third party operating expenses	(44)	(1,999)	—	(2,043)
Operating income (loss) before D&A from equipments revenues (2)	37	(52)	—	(15)
Total operating income (loss) before D&A (3)=(1)+(2)	1,645	4,925	(14)	6,556

D&A (4)	(929)	(1,683)	—	(2,612)
Gain on disposal and impairment of PP&E (5)	7	1	—	8
Operating income (loss) (6)=(3)-(4)+(5)	723	3,243	(14)	3,952

Net effect of the intersegment eliminations (7)	(918)	918	—	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	727	5,843	(14)	6,556
Net segment contribution to the Operating income (9)=(6)+(7)	(195)	4,161	(14)	3,952

Note 24 — Finance income and expenses

	Years ended December 31,
	2014	2013	2012
Interest on cash equivalents	284	615	301
Gains on investments (Argentine companies notes and governments bonds)	165	39	3
Interest on receivables	161	124	89
Gains on Mutual Funds	140	85	16
Foreign currency exchange gains	731	491	162
Gain on NDF (Note 20)	42	55	—
Other	2	5	10
Total finance income	1,525	1,414	581
Interest on loans - Núcleo	(30)	(17)	(66)
Interest on salaries and social security payable, other taxes payables and accounts payable	(27)	(29)	(16)
Interest on provisions (Note 17)	(118)	(75)	(82)
Loss on discounting of salaries and social security payables, other taxes payable and other liabilities	(5)	(8)	(19)
Foreign currency exchange losses (*)	(906)	(768)	(207)
Interest on pension benefits (Note 16)	(23)	—	—
Loss on NDF (Note 20)	(139)	—	(1)
Other	—	(1)	(3)
Total finance expenses	(1,248)	(898)	(394)
Total finance income, net	277	516	187

(*) Include 228 and 151 of foreign currency exchange losses generated by Government bonds as of December 31, 2014 and 2013, respectively.

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

The following tables set forth the computation of basic and diluted net income per share for the years indicated:

	Years ended December 31,
	2014	2013	2012
Numerator:
Net income attributable to Nortel	2,039	1,720	1,413
Net income available to Preferred Shares Class B	(998.13)	(841.98)	(691.69)
Net income available to common shares	1,040.87	878.02	721.32
Denominator:
Number of common shares outstanding	5,330,400	5,330,400	5,330,400
Basic and diluted net income per common share	195.27	164.72	135.32

Preferred Shares Class B:
Numerator:
Net income available to Preferred Shares B	998.13	841.98	691.69
Denominator:
Number of Preferred Shares Class B outstanding	1,470,455	1,470,455	1,470,455
Basic and diluted net income per Preferred Share Class B	678.79	572.60	470.39

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

➢       Market risk

The main Telecom Group’s market risks are its exposure to changes in foreign currency exchange rates in the markets in which it operates principally Argentina and Paraguay. As regards to changes in interest rates, as of December 31, 2014 the Telecom Group had outstanding floating rate borrowings (bank overdrafts — see Note 12).

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

As of December 31, 2014 and 2013, Telecom Argentina has no financial debt outstanding during the fiscal years ended in those dates and to their closing dates. However, Telecom Argentina, Personal and Núcleo have part of its commercial debt nominated in USD and euros. Additionally, Personal’s bank overdrafts are denominated in pesos (its functional currency) and accrued interests at variable rates and Núcleo’s financial debt is denominated in guaraníes (its functional currency) and accrued interests at fixed rates.

Additionally, the Telecom Group has cash and cash equivalents and investments denominated in USD and euros (approximately 25% of these items) that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency. On the other hand the Telecom Group holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked), and mutual funds whose main underlying asset is also dollar linked. They are also sensitive to variations in exchange rates and contribute to reduce the exposure of the commercial commitments in foreign currency. Dollar linked investments and dollar linked mutual funds represent approximately 51% of total cash and cash equivalent and investments of Telecom Group as of December 31, 2014.

The following table shows a breakdown of the Company and the Telecom Group’s net assessed financial position exposure to currency risk as of December 31, 2014 and 2013,

12.31.14

Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	68	8.451	577
G	141,182	0.002	256
EURO	1	10.265	13
Total assets			846

Liabilities
US$	(436)	8.551	(3,725)
G	(276,621)	0.002	(503)
EURO	(9)	10.407	(97)
SDR	(1)	12.240	(8)
Total liabilities			(4,333)
Net liabilities			(3,487)

(i)                  US$ = United States dollar; G= Guaraníes; SDR= Special Drawing Rights.

(ii)     As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2014, entered into several NDF contracts to purchase a total amount of US$149 million and holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by $332 as of December 31, 2014 (See Note 20 — Financial Instruments) and mutual funds whose main underlying asset are financial assets dollar linked for a total amount of $359 as of December 31, 2014. The portion of the net liability position in foreign currency not covered by these instruments amounted to $1,522 as of December 31, 2014.

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

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2013, entered into several NDF contracts to purchase a total amount of US$138 million and holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by $78 as of December 31, 2013 (See Note 20 — Financial Instruments) and mutual funds whose main underlying asset are financial assets dollar linked for a total amount of $300 as of December 31, 2013. The portion of the net liability position in foreign currency not covered by these instruments amounted to $320 as of December 31, 2013.

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

Exchange rate risk — Sensitivity analysis

Based on the composition of the consolidated statement of financial position as of December 31, 2014, which is a net liability position in foreign currency of $3,487 equivalent to US$ 408 million, Management estimates that every variation in the exchange rate of $0.10 peso against the U.S. dollar and proportional variations for Euros and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately $41 of the consolidated amounts of foreign currency position.

If we consider only the portion not covered by derivative financial instruments and other assets adjusted by the variation of the U.S. dollar, the net liability position totaled $1,522 equivalent to US$ 177 million, and a variation of the exchange rate of $0.10 as described in the previous paragraph, would generate a variation of $5 in the consolidated financial position in foreign currency.

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

Interest rate risk — Sensitivity analysis

Except for the bank overdrafts denominated in pesos and at a floating rate interest from Personal, as of December 31, 2014 and 2013, the Company had no outstanding floating rate borrowings neither during fiscal years ended in those dates. Therefore, the Telecom Group is not currently exposed to significant cash flow risk in this connection.

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

The Company and the Telecom Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables, net recorded in the consolidated statement of financial position.

Date due	Banks and cash equivalents	Investments	Trade receivables, net	Other receivables, net	Total
Total due	—	—	938	—	938
Total not due	1,004	354	3,332	175	4,865
Total as of December 31, 2014	1,004	354	4,270	175	5,803

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with the Company); (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $938 as of December 31, 2014 ($972 as of December 31, 2013).

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

The Telecom Group maintains a liquidity policy that translates into a significant volume of available cash through its normal course of business as it is shown in the consolidated statement of cash flows. The Telecom Group has consolidated cash and cash equivalents amounting to $1,004 (equivalent to US$ 119 million) as of December 31, 2014 (in 2013, $5,301, equivalent to US$ 818 million). This reduction in cash and cash equivalents was mainly due to the acquisition of the Spectrum described in Note 2.b). Nevertheless, the Telecom Group has bank credit lines and a global program of Notes that will finance its short- term obligations and its investment plan in addition to the operating cash flow expected in future years.

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Maturity Date	Trade payables	Debt	Salaries and social security payables	Other liabilities	Total
Due	(*) 1,296	—	—	—	1,296
First quarter 2015	4,777	160	648	15	5,600
Second quarter 2015	—	6	223	39	268
Third quarter 2015	—	24	137	—	161
Fourth quarter 2015	—	8	17	—	25
January 2015 thru December 2016	—	90	73	7	170
January 2016 thru December 2017	—	110	47	—	157
January 2018 and thereafter	—	95	58	1	154
	6,073	493	1,203	62	7,831

(*) As of the date of issuance of these consolidated financial statements, $922 were paid.

Capital management

The primary objective of the Company and the Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

The Company and Telecom Group manage its capital structure and makes adjustments considering the business evolution and changes in economic conditions.

To maintain or adjust the capital structure, the Company and the Group may adjust the dividend payment to shareholders and the level of indebtedness.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2014 and 2013.

The Company and the Telecom Group do not have to comply with regulatory capital adequacy requirements.

Note 27 — Related party balances and transactions

(a) Controlling group

Nortel’s ordinary shares are owned by Sofora. As of December 31, 2014 Nortel’s ordinary shares represented 78.38% of Nortel’s capital stock.

During 2011, Telecom Italia International N.V. acquired 8% of all Nortel Preferred Class “B” Shares and Telecom Argentina Class “B” shares, representing 1.58 % of Telecom Argentina’s capital stock, through Tierra Argentea S.A. (Tierra Argentea), its controlled company incorporated in Argentina.

On November 14, 2013, Telecom Italia S.p.A y Telecom Italia International N.V. (jointly, the “Sellers”) and Tierra Argentea (a company controlled by the Sellers) announced the acceptance of an offer by the Fintech Group to acquire the controlling stake held by the Telecom Italia Group in Telecom Argentina, owned by the Sellers, through its subsidiaries Sofora, Nortel and Tierra Argentea. Closing of the transfer of the Telecom Italia Group’s shares in Sofora was subject to the prior obtaining of certain regulatory authorizations therefore required.

On December 10, 2013, Tierra Argentea transferred to the Fintech Group Telecom Argentina’s Class B shares representing 1.58% of its capital stock and Nortel’s ADRs representing 8% of the total Nortel’s Preferred Class “B” Shares.

On October 25, 2014, Telecom Italia S.p.A. announced the acceptance of an offer by the Fintech Group to amend and restate the agreement announced on November 14, 2013. Within the frame of this amendment agreement: 1) on October 29, 2014 Telecom Italia International N.V. agreed the transfer of 17% of the capital stock of Sofora to the Fintech Group; 2) it was confirmed that the transfer of the 51% controlling interest in Sofora is subject to the prior regulatory approval of the SC and closing of the transaction will not occur until such approval is obtained. It is expected that the transfer of such controlling interest will take place within the next two and one-half years.

It was informed that the majority of the members of Sofora’s Board of Directors will continue to be appointed by the Telecom Italia Group until the regulatory authorizations in Argentina are obtained and the transfer of the 51% controlling interest in Sofora is completed. No material changes in Sofora and its subsidiaries’ corporate governance are expected.

It was also informed that: “if the sale of 51% of Sofora to Fintech is not completed within two and one-half years, Telecom Italia may then elect to either (i) terminate the agreement with Fintech and receive a six-month call option to purchase (or designate a Telecom Italia Group company to purchase) the 17% minority interest in Sofora previously sold to Fintech pursuant to an agreed formulation or (ii) pursue a sale of its 51% controlling interest in Sofora to a third party purchaser, subject to applicable regulatory approval and as to which Fintech has agreed to guarantee that Telecom Italia will receive an overall amount of at least US$ 630.6 million. After such third party sale is consummated, if the overall amount received in connection with such approved sale exceeds the purchase price amount guaranteed by Fintech, any excess will be allocated between the parties according to an agreed formula.

If it was not possible for Telecom Italia to sell to a third party within a period of two and one-half years, the agreement with Fintech will be terminated, Fintech will pay to Telecom Italia an amount of US$ 175 million and Telecom Italia will have an option to purchase (or designate a Telecom Italia Group company to purchase) within a period of sixth months the 17% minority interest in Sofora previously transferred to Fintech, pursuant to a formula agreed by the parties.”

As of the date of issuance of these consolidated financial statements, Sofora’s shares belong to Telecom Italia S.p.A. (32.5%), Telecom Italia International N.V. (18.5%); W de Argentina - Inversiones S.L. (32%) and Fintech Telecom LLC (17%). The economic rights of Telecom Italia Group in Telecom Argentina amounted to 14.5% as of December 31, 2014.

More information about the operation celebrated between the Telecom Italia Group and the Fintech Group is available in “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in “Company filings search” section (Telecom Italia S.p.A and Telecom Argentina) of the SEC in www.sec.gov.

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

The following is a summary of the balances and transactions with related parties as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, respectively:

		As of December 31,
	Type of related party	2014	2013
CURRENT ASSETS
Trade receivables
Telecom Italia Sparkle S.p.A (a)	Other related party	1	1
Telecom Italia S.p.A. (a)	Parent company	1	—
Latin American Nautilus Argentina S.A. (a)	Other related party	3	1
TIM Participações S.A. (a)	Other related party	5	—
Total trade receivables, net		10	2
Other receivables
Latin American Nautilus Ltd. (a) (d)	Other related party	52	76
Caja de Seguros S.A. (a) (b)	Other related party	46	27
Total other receivables, net		98	103
NON CURRENT ASSETS
Other receivables
Latin American Nautilus Ltd. (a) (d)	Other related party	36	88
Total other receivables, net		36	88
CURRENT LIABILITIES
Trade payables
Italtel Group (a)	Other related party	61	176
Latin American Nautilus Ltd. (a)	Other related party	11	3
Telecom Italia S.p.A. (a)	Parent company	16	12
Telecom Italia Sparkle S.p.A. (a)	Other related party	13	9
Latin American Nautilus USA Inc. (a)	Other related party	2	2
TIM Participações S.A. (a)	Other related party	—	1
Caja de Seguros S.A. (a) (b)	Other related party	57	38
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a) (b)	Other related party	8	6
Total trade payables		168	247

	Transaction		Years ended December 31,
Services rendered	description	Type of related party	2014	2013	2012
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	Other related party	26	17	12
TIM Participações S.A. (a)	Roaming	Other related party	11	13	13
Telecom Italia S.p.A. (a)	Roaming	Parent company	2	3	3
Latin American Nautilus Argentina S.A. (a)	International inbound calls and roaming	Other related party	9	2	3
Caja de Seguros S.A. (a) (b)	Others	Other related party	404	231	148
Standard Bank (b) (c)	Others	Other related party	—	—	24
Total services rendered			452	266	203

	Transaction		Years ended December 31,
Services received	description	Type of related party	2014	2013	2012
Latin American Nautilus Ltd. (a)	International inbound calls and data	Other related party	(147)	(104)	(101)
Italtel Group(a)	Maintenance, materials and supplies	Other related party	(63)	(65)	(75)
Telecom Italia Sparkle S.p.A. (a)	International outbound calls and others	Other related party	(52)	(31)	(29)
Telecom Italia S.p.A. (a)	Fees for services and roaming	Parent company	(18)	(23)	(28)
Latin American Nautilus USA Inc. (a)	International outbound calls	Other related party	(8)	(7)	(3)
TIM Participações S.A. (a)	Roaming	Other related party	(19)	(13)	(12)
Latin American Nautilus Argentina S.A. (a)	International outbound calls	Other related party	(12)	(9)	(8)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a) (b)	Salaries and social security	Other related party	(61)	(47)	(36)
Caja de Seguros S.A. (a) (b)	Insurance	Other related party	(29)	(18)	(14)
La Estrella Seguros de Retiro S.A. (a) (b)	Insurance	Other related party	(9)	(9)	(6)
Total services received			(418)	(326)	(312)

	Transaction		Years ended December 31,
	description	Type of related party	2014	2013	2012
Finance income
Standard Bank (b) (c)	Interest	Other related party	—	—	6
Total finance income			—	—	6

		Years ended December 31,
	Type of related party	2014	2013	2012
Purchases of PP&E and intangible assets
Italtel Group (a)	Other related party	153	153	69
Telecom Italia S.p.A. (a)	Parent company	—	—	4
Total purchases of PP&E and intangible assets		153	153	73

		As of December 31,
Commitments	Type of related party	2014	2013
	Other related parties	329	363
		329	363

(a)         Such companies relate to Telecom Italia Group.

(b)         Such companies relate to W de Argentina - Inversiones S.L.

(c)          This entity is no longer related party as from November 2012.

(d)         Corresponds to an agreement of lease-mode IP international capacity until December 2016. The Company paid approximately $267.6 in February 2013 for this agreement.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Decree No. 677/01 and Law No. 26,831.

(e) Key Managers

Compensation for the Telecom Group’s Key Managers, including social security contribution, amounted to $56, $70 and $52 for the years ended December 31, 2014, 2013 and 2012, respectively, and was recorded as expenses under the item line “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Years ended December 31,
	2014	2013	2012
Salaries (1)	31	34	22
Variable compensation (1)	7	21	18
Social security contributions	11	12	10
Termination benefits	7	3	2
	56	70	52

(1) Gross compensation. Social security and income tax retentions are in charge of the employee.

As of December 31, 2014, 2013 and 2012, respectively, an amount of $8, $25 and $20 remained unpaid.

The estimated compensation of the members of the Telecom Argentina’s Board of Directors for fiscal year 2014 is approximately of $5. The compensation for the members of the Telecom Argentina´s Board of Directors approved by the Ordinary Annual Shareholders’ Meeting for fiscal years 2013 and 2012 were approximately of $3 and $3, respectively. The members and alternate members of the Board of Directors do not hold executive positions in the Company or Company’s subsidiaries.

Note 28 — Segment information

Until fiscal year ended December 31, 2013, the Telecom Group carried out its activities through six companies, each identified as an operating segment. On February 19, 2014 Personal sold its equity interest in Springville; which results, assets and liabilities were included in the “Personal Mobile Services” segment and which figures were immaterial, as disclosed in Note 3.d) to these consolidated financial statements. Since July 2014, Núcleo has constituted a new Paraguayan controlled company (Personal Envíos), which is included in the segment “Núcleo Mobile Services”. Therefore, as from December 31, 2014, the Telecom Group carries out its activities through six companies which were consolidated by the end of fiscal year 2014.

The Telecom Group has combined the operating segments into three reportable segments: “Fixed Services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Segment financial information for the years 2014, 2013 and 2012 was as follows:

For the year ended December 31, 2014

•             Income statement information

	Fixed	Mobile Services
	Services	Personal	Núcleo	Subtotal	Nortel	Eliminations	Total
Total revenues and other income (1)	10,357	23,353	1,588	24,941	—	(1,910)	33,388
Employee benefit expenses and severance payments	(4,021)	(1,452)	(118)	(1,570)	(4)	—	(5,595)
Interconnection costs and other telecommunication charges	(676)	(2,592)	(192)	(2,784)	—	1,386	(2,074)
Fees for services, maintenance, materials and supplies	(1,402)	(2,145)	(137)	(2,282)	(8)	351	(3,341)
Taxes and fees with the Regulatory Authority	(723)	(2,527)	(47)	(2,574)	(6)	—	(3,303)
Commissions	(210)	(2,181)	(156)	(2,337)	—	53	(2,494)
Cost of equipments and handsets	(72)	(3,959)	(112)	(4,071)	—	—	(4,143)
Advertising	(151)	(563)	(78)	(641)	—	—	(792)
Cost of VAS	(16)	(856)	(64)	(920)	—	—	(936)
Provisions	(115)	31	—	31	—	—	(84)
Bad debt expenses	(89)	(315)	(20)	(335)	—	—	(424)
Other operating expenses	(791)	(761)	(86)	(847)	(1)	120	(1,519)
Operating income before D&A	2,091	6,033	578	6,611	(19)	—	8,683
Depreciation of PP&E	(1,084)	(1,002)	(303)	(1,305)	—	—	(2,389)
Amortization of intangible assets	(146)	(648)	(60)	(708)	—	—	(854)
Gain on disposal of PP&E	9	(25)	—	(25)	—	—	(16)
Operating income	870	4,358	215	4,573	(19)	—	5,424
Financial results, net	275	—	(22)	(22)	24	—	277
Income before income tax expense	1,145	4,358	193	4,551	5	—	5,701
Income tax expense, net	(403)	(1,542)	(22)	(1,564)	(8)	—	(1,975)
Net income (loss)	742	2,816	171	2,987	(3)	—	3,726

Net income attributable to Nortel (Controlling Company)	2,039
Net income attributable to non-controlling interest	1,687
3,726

(1)

Service revenues	8,506	18,284	1,488	19,772	—	—	28,278
Equipment sales	53	4,920	90	5,010	—	—	5,063
Other income	26	21	—	21	—	—	47
Subtotal third party revenues and other income	8,585	23,225	1,578	24,803	—	—	33,388
Intersegment revenues	1,772	128	10	138	—	(1,910)	—
Total revenues and other income	10,357	23,353	1,588	24,941	—	(1,910)	33,388

•             Balance sheet information

PP&E, net	7,751	4,688	1,370	6,058	—	—	13,809
Intangible assets, net	395	4,877	60	4,937	—	(1)	5,331
Capital expenditures on PP&E (a)	2,112	1,896	296	2,192	—	—	4,304
Capital expenditures on intangible assets (b)	165	4,427	61	4,488	—	—	4,653
Total capital expenditures (a)+ (b)	2,277	6,323	357	6,680	—	—	8,957
Total additions on PP&E and intangible assets	2,628	6,564	355	6,919	—	—	9,547
Net financial asset (debt)	219	693	(167)	526	179	—	924

•             Geographic information

	Total revenues and other income		Total non- current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	31,697	31,428	18,414
Abroad	1,691	1,960	1,510
Total	33,388	33,388	19,924

For the year ended December 31, 2013

•             Income statement information

	Fixed	Mobile Services
	Services	Personal	Núcleo	Subtotal	Nortel	Eliminations	Total
Total revenues and other income (1)	8,297	19,269	1,166	20,435	—	(1,382)	27,350
Employee benefit expenses and severance payments	(2,991)	(1,077)	(84)	(1,161)	(3)	—	(4,155)
Interconnection costs and other telecommunication charges	(525)	(2,148)	(171)	(2,319)	—	1,015	(1,829)
Fees for services, maintenance, materials and supplies	(1,126)	(1,634)	(101)	(1,735)	(11)	220	(2,652)
Taxes and fees with the Regulatory Authority	(578)	(2,076)	(35)	(2,111)	(3)	—	(2,692)
Commissions	(177)	(1,970)	(112)	(2,082)	—	56	(2,203)
Cost of equipments and handsets	(74)	(2,956)	(81)	(3,037)	—	—	(3,111)
Advertising	(159)	(442)	(55)	(497)	—	—	(656)
Cost of VAS	(11)	(663)	(34)	(697)	—	—	(708)
Provisions	(169)	(101)	—	(101)	—	—	(270)
Bad debt expenses	(58)	(214)	(11)	(225)	—	—	(283)
Recovery of restructuring costs / restructuring costs	8	—	—	—	—	—	8
Other operating expenses	(690)	(598)	(55)	(653)	(1)	91	(1,253)
Operating income before D&A	1,747	5,390	427	5,817	(18)	—	7,546
Depreciation of PP&E	(905)	(888)	(190)	(1,078)	—	—	(1,983)
Amortization of intangible assets	(114)	(740)	(36)	(776)	—	—	(890)
Gain on disposal of PP&E and impairment of PP&E	(106)	(68)	1	(67)	—	—	(173)
Operating income	622	3,694	202	3,896	(18)	—	4,500
Financial results, net	213	334	(19)	315	(12)	—	516
Income before income tax expense	835	4,028	183	4,211	(30)	—	5,016
Income tax expense, net	(297)	(1,472)	(23)	(1,495)	(15)	—	(1,807)
Net income (loss)	538	2,556	160	2,716	(45)	—	3,209

Net income attributable to Nortel (Controlling Company)	1,720
Net income attributable to non-controlling interest	1,489
3,209

(1)

Service revenues	6,926	16,003	1,083	17,086	—	—	24,012
Equipment sales	80	3,126	69	3,195	—	—	3,275
Other income	33	24	6	30	—	—	63
Subtotal third party revenues and other income	7,039	19,153	1,158	20,311	—	—	27,350
Intersegment revenues	1,258	116	8	124	—	(1,382)	—
Total revenues and other income	8,297	19,269	1,166	20,435	—	(1,382)	27,350

•             Balance sheet information

PP&E, net	6,557	3,604	1,065	4,669	—	—	11,226
Intangible assets, net	376	1,098	46	1,144	—	(1)	1,519
Capital expenditures on PP&E (a)	2,037	1,646	281	1,927	—	—	3,964
Capital expenditures on intangible assets (b)	118	723	46	769	—	—	887
Total capital expenditures (a)+ (b)	2,155	2,369	327	2,696	—	—	4,851
Total additions on PP&E and intangible assets	2,453	2,437	324	2,761	—	—	5,214
Net financial asset (debt)	1,669	3,896	(211)	3,685	77	—	5,431

•             Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	26,118	25,937	12,236
Abroad	1,232	1,413	1,145
Total	27,350	27,350	13,381

For the year ended December 31, 2012

•             Income statement information

	Fixed	Mobile Services
	Services	Personal	Núcleo	Subtotal	Nortel	Eliminations	Total
Total revenues and other income (1)	7,145	15,354	873	16,227	—	(1,176)	22,196
Employee benefit expenses and severance payments	(2,380)	(825)	(64)	(889)	(7)	—	(3,276)
Interconnection costs and other telecommunication charges	(507)	(1,947)	(128)	(2,075)	—	875	(1,707)
Fees for services, maintenance, materials and supplies	(950)	(1,242)	(76)	(1,318)	(5)	159	(2,114)
Taxes and fees with the Regulatory Authority	(449)	(1,542)	(27)	(1,569)	(1)	—	(2,019)
Commissions	(169)	(1,745)	(92)	(1,837)	—	57	(1,949)
Cost of equipments and handsets	(44)	(1,964)	(35)	(1,999)	—	—	(2,043)
Advertising	(171)	(436)	(53)	(489)	—	—	(660)
Cost of VAS	(9)	(292)	(25)	(317)	—	—	(326)
Provisions	(89)	(65)	1	(64)	—	—	(153)
Bad debt expenses	(56)	(211)	(8)	(219)	—	—	(275)
Restructuring costs	(83)	(7)	—	(7)	—	—	(90)
Other operating expenses	(593)	(484)	(35)	(519)	(1)	85	(1,028)
Operating income before D&A	1,645	4,594	331	4,925	(14)	—	6,556
Depreciation of PP&E	(833)	(830)	(129)	(959)	—	—	(1,792)
Amortization of intangible assets	(96)	(696)	(28)	(724)	—	—	(820)
Gain on disposal of PP&E	7	1	—	1	—	—	8
Operating income	723	3,069	174	3,243	(14)	—	3,952
Financial results, net	52	186	(9)	177	(42)	—	187
Income before income tax expense	775	3,255	165	3,420	(56)	—	4,139
Income tax expense, net	(273)	(1,170)	(20)	(1,190)	(1)	—	(1,464)
Net income (loss)	502	2,085	145	2,230	(57)	—	2,675

Net income attributable to Nortel (Controlling Company)	1,413
Net income attributable to non-controlling interest	1,262
2,675

(1)

Service revenues	5,942	13,312	835	14,147	—	—	20,089
Equipment sales	81	1,915	32	1,947	—	—	2,028
Other income	75	4	—	4	—	—	79
Subtotal third party revenues and other income	6,098	15,231	867	16,098	—	—	22,196
Intersegment revenues	1,047	123	6	129	—	(1,176)	—
Total revenues and other income	7,145	15,354	873	16,227	—	(1,176)	22,196

•             Balance sheet information

PP&E, net	5,399	2,851	785	3,636	—	—	9,035
Intangible assets, net	372	1,115	28	1,143	—	(1)	1,514
Capital expenditures on PP&E (a)	1,347	902	166	1,068	—	—	2,415
Capital expenditures on intangible assets (b)	83	733	27	760	—	(1)	842
Total capital expenditures (a)+ (b)	1,430	1,635	193	1,828	—	(1)	3,257
Total additions on PP&E and intangible assets	1,548	1,679	190	1,869	—	(1)	3,416
Net financial asset (debt)	1,454	2,295	(101)	2,194	6	—	3,654

•             Geographic information

	Total revenues and other income		Total non- current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	21,286	21,030	9,994
Abroad	910	1,166	832
Total	22,196	22,196	10,826

Note 29 — Information required by IFRS 12 related to subsidiaries that have significant non-controlling interest.

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

Below are detailed the additional disclosures required by this standard related to Telecom Argentina’s summarized financial information as of December 31, 2014 and 2013 and for the years ended as of December 31, 2014, 2013 and 2012.

a)             Telecom Argentina

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

Nortel holds 54.74% of Telecom Argentina’s capital stock( 51% of Telecom Argentina’s Class “A” shares and 3.74% of Telecom Argentina’s Class “B shares), which allows it to control Telecom Argentina and determine its operating and financial policies, so, as a consequence, these consolidated financial statements include the consolidation of Telecom Argentina’s assets, liabilities, results al cash flows. As a result of Telecom Argentina’s Treasury Shares Acquisition Process described in Note 19.f) to theses consolidated financial statements, Nortel’s equity interest in Telecom Argentina amounts to 55.60% of the Telecom Argentina’s outstanding shares as of December 31, 2014. The non-controlling interest of Telecom Argentina as of December 31, 2014 is as follow:

Type of Investor	%
ANSES (*)	24.99
ADR - NYSE	14.52
Other third parties - BCBA	4.17
Treasury shares	1.55
Total public offer	45.23

(*) According shareholding in Caja de Valores.

The remaining 0.03% of the outstanding shares is represented by the Class “C” shares from the share ownership program created by Law No. 23,696.

Below is disclosed relevant summarized financial information of Telecom Argentina as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, according to the consolidated financial statements approved by Telecom Argentina’s Board of Directors March 3, 2015 and including the Report of Independent Registered Public Accounting Firm with no observations.

TELECOM ARGENTINA’S CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

	As of December 31,
	2014	2013
ASSETS
Total current assets	6,393	9,751
Total non-current assets	19,924	13,379
TOTAL ASSETS	25,317	23,130
LIABILITIES
Total current liabilities	9,097	9,050
Total non-current liabilities	2,451	2,029
TOTAL LIABILITIES	11,548	11,079
EQUITY
Equity attributable to Telecom Argentina (Controlling Company)	14,418	11,783
Non-controlling interest	351	268
TOTAL EQUITY	14,769	12,051
TOTAL LIABILITIES AND EQUITY	26,317	23,130

TELECOM ARGENTINA’S CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos)

	For the years ended December 31,
	2014	2013	2012
Revenues	33,341	27,287	22,117
Other income	47	63	79
Total revenues and other income	33,388	27,350	22,196
Employee benefit expenses and severance payments	(5,591)	(4,152)	(3,269)
Interconnection costs and other telecommunication charges	(2,074)	(1,829)	(1,707)
Fees for services, maintenance, materials and supplies	(3,333)	(2,641)	(2,109)
Taxes and fees with the Regulatory Authority	(3,297)	(2,689)	(2,018)
Commissions	(2,494)	(2,203)	(1,949)
Cost of equipments and handsets	(4,143)	(3,111)	(2,043)
Advertising	(792)	(656)	(660)
Cost of VAS	(936)	(708)	(326)
Provisions	(84)	(270)	(153)
Bad debt expenses	(424)	(283)	(275)
Recovery of restructuring costs / restructuring costs	—	8	(90)
Other operating expenses	(1,518)	(1,252)	(1,027)
Depreciation and amortization	(3,243)	(2,873)	(2,612)
Gain on disposal of PP&E and impairment of PP&E	(16)	(173)	8
Operating income	5,443	4,518	3,966
Finance income	1,501	1,416	570
Finance expenses	(1,248)	(888)	(341)
Net income before income tax expense	5,696	5,046	4,195
Income tax expense	(1,967)	(1,792)	(1,463)
Net income for the year	3,729	3,254	2,732

Attributable to:
Telecom Argentina (Controlling Company)	3,673	3,202	2,685
Non-controlling interest	56	52	47
	3,729	3,254	2,732

Earnings per share attributable to Telecom Argentina (Controlling Company)
Basic and diluted	3.79	3.27	2.73

TELECOM ARGENTINA’S CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	For the years ended December 31,
	2014	2013	2012

Net income for the year	3,729	3,254	2,732

Other components of the Statements of Comprehensive Income
Currency translation adjustments (non-taxable)	227	140	91
Actuarial results	24	(10)	—
Tax effect	(8)	3	—
Other components of the comprehensive income, net of tax	243	133	91

Total comprehensive income for the year	3,972	3,387	2,823

Attributable to:
Telecom Argentina (Controlling Company)	3,837	3,285	2,745
Non-controlling interest	135	102	78
	3,972	3,387	2,823

TELECOM ARGENTINA’S CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

	For the years ended December 31,
	2014	2013	2012
Cash flows provided by operating activities	5,721	6,981	5,029
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	(4,895)	(3,352)	(2,465)
Intangible asset acquisitions	(1,118)	(846)	(861)
3G/4G licenses acquisition	(3,091)	—	—
Proceeds from the sale of property, plant and equipment	17	21	13
Investments not considered as cash and cash equivalents	(339)	356	(632)
Total cash flows used in investing activities	(9,426)	(3,821)	(3,945)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	—	208	47
Payment of debt	(12)	(157)	(63)
Payment of interest	(29)	(16)	(13)
Payment of cash dividends	(1,299)	(981)	(830)
Treasury shares acquisition	—	(461)	—
Total cash flows used in financing activities	(1,340)	(1,407)	(859)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	505	311	117

INCREASE IN CASH AND CASH EQUIVALENTS	(4,540)	2,064	342
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	5,224	3,160	2,818
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	684	5,224	3,160

Reversal of “Voluntary reserve for future dividend payments” and dividend distribution of Telecom Argentina

The Company’s Ordinary Shareholders’ Meeting held on April 29, 2014, approved, in its second tranche of deliberations held on May 21, 2014, the payment of cash dividends in two equal installments of $601 between the outstanding shares. The first installment was made available to shareholders on June 10, 2014 and the second installment was made available to shareholders on September 22, 2014.

The Telecom Argentina’s Board of Directors’ Meeting held on December 13, 2013, resolved to disaffect the “Reserve for future cash dividends” for distribution of cash dividends in the amount of $1,000 (equivalent to $1.03 argentine pesos per share) among the shareholders of the outstanding shares. The above mentioned dividends were available on December 27, 2013.

The Annual General Ordinary Shareholders’ Meeting of Telecom Argentina held on April 27, 2012 approved a cash dividend distribution in the amount of $807 (equivalent to $0.82 argentine pesos per share), which was paid on May 10, 2012.

Nota 30 — Quarterly consolidated information (unaudited information)

Quarter	Revenues	Operating income before D&A	Operating income	Financial Results, net (loss) gain	Net income	Net income attributable to Nortel
Fiscal year 2014:
March 31	7,466	2,108	1,373	(28)	905	493
June 30	8,119	2,001	1,235	190	926	506
September 30	8,598	2,063	1,221	80	847	465
December 31	9,158	2,511	1,595	35	1,048	575
	33,341	8,683	5,424	277	3,726	2,039

Fiscal year 2013:
March 31	6,064	1,796	1,112	135	810	436
June 30	6,649	1,821	941	79	658	353
September 30	7,114	1,922	1,195	161	876	470
December 31	7,460	2,007	1,252	141	865	461
	27,287	7,546	4,500	516	3,209	1,720

Fiscal year 2012:
March 31	5,126	1,644	1,030	47	691	365
June 30	5,254	1,488	845	22	552	282
September 30	5,645	1,584	918	48	627	335
December 31	6,092	1,840	1,159	70	805	431
	22,117	6,556	3,952	187	2,675	1,413

Note 31 — Restrictions on distribution of profits

(a) Restrictions on distribution of profits

Under the LSC, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Nortel reached the maximum amount of its Legal Reserve according to LSC and CNV provisions previously disclosed.

(b) Dividends

The Company is able to distribute dividends up to the limit of retained earnings determined under the LSC, and earlier constitution of the Legal reserve. The retained earnings as of December 31, 2014 are positive and amounted to $2,039.

	2014	2013	2012

Dividends declared and paid corresponding to Class “B” preferred shares and ordinary shares	(*) 549	(*) 465	11
Dividends proposed for approval to the Annual Ordinary Shareholding Meeting (not recognized as liability as of December 31, 2013	(**)	—	—

(*)  By reversal of the reserve for future cash dividends.

(**) As of the date of the issuance of these consolidated financial statements, the Board of Directors of the Company has proposed to the Annual Shareholders’ Meeting the allocation of the FY2014 retained earnings to increase the Voluntary Reserve for future dividends payments.

Note 32 — Changes in laws and regulations

New Law of Promotion of Registered Labor and Prevention of Labor Fraud

On June 2, 2014, Law No. 26,940 of Promotion of Registered Labor and Prevention of Labor Fraud was published in the Official Bulletin. This new Law, among other issues, creates a Public Registry of Employers with Labor Penalties (the “Registry”) and defines a range of labor and social security offenses pursuant to which an employer is to be included in such Registry.

The employers included in the Registry shall be subject to various kinds of penalties, such as: not being allowed to participate in public programs, benefits or subsidies, not having access to public banks credit, not being allowed to enter into agreements or receive authorizations to use state owned assets, or not being authorized by the Government to provide public services nor be granted licenses. In addition, those employers who commit the same offence pursuant to which they were included in the Registry within three years of the penalty will not be allowed to deduct their labor costs from their income tax, as long as they remain included in the Registry.

Regulation to implement the law was passed by the Executive Branch of the Argentine Government on September 30, 2014. As a result, as of the date of issuance of these consolidated financial statements, the Law is already effective. Exceptions to the penalty regime provided in its regulations are very limited and have no practical effect to restrict its application. Taking into account that the Law has become effective recently and depending on the way in which the authorities—Ministry of Labor—choose to enforce it, as of this date we cannot estimate the impact of this new labor rules on the financial condition and results of operations of the companies domiciled in Argentina.

New Federal Civil and Commercial Code

On August 8, 2014, Law No. 26,994 was published in the Official Bulletin, pursuant to which a new Federal Civil and Commercial Code was approved, which will become effective on August 1, 2015.

The Code is a new legal body that codifies Argentine private law and modifies certain specific laws such as the LSC and the Consumers’ Defense Law.

Management of the Company, with the advice of its legal counsel, is currently analyzing the various topics contained in the Federal Civil and Commercial Code in order to assess the effects that such Code will have on the Group’s operations, once it becomes effective.

New Supply Law

On September 19, 2014, Law No. 26,991 of Regulation of the Production and Consumer Relations was published in the Official Bulletin, which materially modified the provisions of the Supply Law No. 20,680. Law No. 26,991 became effective on October 2, 2014.

The new law provides that if economic agents undertake certain types of conduct (such as artificially increasing prices, accumulating raw material, unjustifiably restricting the sale of goods or services, etc.), the authorities will have wide powers to intervene issuing production and commercialization rules, fixing prices or revenue margins, granting subsidies, among others. The authorities will also have the power to impose penalties.

As regards penalties, the maximum amount for fines was increased up to $10, authorizing a further increase of such amount up to three times the earnings obtained while violating the law. In addition, other penalties are included, such as closing down facilities, disqualification for the use or renewal of credits, seizure of merchandise, disqualification to perform acts of commerce, suspension in Government suppliers’ registries and loss of concessions, privileges and tax or credit special regimes. The new law excludes prison, which was contemplated as a penalty in the prior regime.

The law introduces the ‘solve et repete’ (pay now, appeal later) principle as a necessary condition to appeal before the courts any administrative resolutions that impose a fine, condition that may only be exempted if the affected party proves that complying with it “causes severe hardship to the appellant”.

In the case of a shortage or scarcity of goods or services that satisfy basic or essential needs concerning the general welfare of the population, the Regulatory Authority will have the power —by passing a resolution— to instruct the sale, production, distribution or provision of those goods or services, regardless of who owns this property. In the event of non-compliance with the Law, penalties could be imposed.

The law does not apply to small and medium sized companies as long as they do not hold a dominant market position pursuant to the parameters and definitions set forth in Law No. 25,156 (the Antitrust Law).

Management of Telecom Argentina, with the advice of its legal counsel, is currently analyzing the above referred regulation to assess the effects that it may have on the Group’s operations.

New Conflict Resolution Regime for Consumer Relations Matters

On September 19, 2014, Law No. 26,993 was published in the Official Bulletin, establishing a legal regime applicable to conflict resolution for consumer relations matters. The law became effective on October 2, 2014.

This new law creates new procedures and institutes for consumers to file their complaints, which are described below.

First, Law No. 26,993 creates the Prior Mediation Service for Consumer Relation Conflict Resolution (in Spanish, “COPREC”) to intervene in complaints made by consumers or users which arise in the consumer relations field, and for complaints involving amounts which do not exceed an amount equivalent to 55 (fifty five) the Minimum, Vital and Flexible Salaries (“Salario Mínimo Vital y Móvil”, the minimum wage to be paid to an employee as set by the Government).  The participation of COPREC is mandatory and prior to any complaint before the Audit in Consumer Relations (new entity created by the above referred law), or, if applicable, to any claim filed before the Federal Justice in Consumer Relations (“Relaciones de Consumo”).

An Audit in Consumer Relations entity (the “Audit”) was created to exist within the Ministry of Economy and Public Finance. Such entity is defined as an independent authority and considered an administrative court for all claims within its jurisdiction. The Audit will have the competence to decide conflicts on damage liability, claimed by consumers or users, up to an amount of 15 (fifteen) Minimum, Vital and Flexible Salaries. As in the case of the COPREC, the above referred law regulates the procedure applicable to all disputes submitted before the Audit. Resolutions issued by the Audit may be challenged through a direct appeal to the Federal Court of Appeals in Consumer Relations or before the applicable Courts of Appeals.

Finally, the law also creates the Federal Justice in Consumer Relations that in the Autonomous City of Buenos Aires will be responsible for the Federal Courts of First Instance in Consumer Relations, and the Federal Court of Appeals in Consumer Relations. In the rest of the country, it will be responsible for the applicable Courts of Appeals. The Federal Justice shall be competent in Consumer Relations cases relating to consumer relations in which the claim amount, as of the time of filing such claim, does not exceed an amount of 55 (fifty five) Minimum, Vital and Flexible Salaries.

This law also introduces amendments to the Law of Consumer’s Defense No. 24,240, to Antitrust Law No. 25,156 and to Law No. 22,802 of Commercial Loyalty. Thus, it provides that any acts imposing penalties for violations of the provisions of the above referenced laws may be challenged through a direct appeal before the Federal Court of Appeals in Consumer Relations or before the applicable Courts of Appeals of the Argentine provinces, as applicable. In case the penalties include a fine, the filing of recourse before the courts shall be subject to the previous payment of such fine.

The law also modifies the penalties set forth in Law No. 22,802 and the powers of the regulatory authority provided by Law No. 25,156 —to be determined by the Executive Branch—and provides that all rules included in the latter that refer to the Antitrust Federal Court must be interpreted as referring to the regulatory authority to be appointed.

Management of Telecom Argentina, with the advice of its legal counsel, is currently analyzing the above referred regulation to assess its scope and the effects that it may have on the Group’s operations.

Note 33 — Subsequent events as of December 31, 2014

On January 28, 2015, Personal entered into a loan with a foreign bank for a total amount of US$ 40.8 million. This new loan is a 27-months bullet loan with three-month interest payment at a weighted average rate of three-month LIBO plus 8.25%. The terms and conditions of the loan provide for covenants which are considered standard for these kinds of operations.

The destination of the funds will be the acquisition of the remaining 3G and 4G licenses and the acquisition of PP&E and inventories.