Form 20-F
period 2015-12-31
NORTEL INVESTMENTS INC
filed 2016-04-29
CIK 877691

As filed with the Securities and Exchange Commission on April 28, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

☐ Yes   ☒ No

CERTAIN DEFINITIONS

Nortel Inversora S.A. (“Nortel” or the “Company”) is a company incorporated under the laws of Argentina. Capitalized terms used but not defined in this Annual Report on Form 20-F for the year ended December 31, 2015 of Nortel (File No. 1-14270) (the “Form 20-F” or the “Annual Report”) have the meaning assigned to them in the Annual Report on Form 20-F for the year ended December 31, 2015 of Telecom Argentina S.A. (“Telecom Argentina”) (File No. 1-13464) (the “Telecom Argentina Form 20-F”) incorporated herein by reference.

The term “Nortel Inversora” refers to Nortel Inversora S.A. excluding its consolidated subsidiaries, unless otherwise indicated.

PRESENTATION OF FINANCIAL INFORMATION

As used in this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms “we,” “us,” “our,” “the Company” and “Nortel” refer to Nortel Inversora S.A. and its consolidated subsidiaries as of December 31, 2015, unless otherwise indicated.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries, as of December 31, 2015, Telecom Personal S.A., Núcleo S.A., Personal Envíos S.A. (“Envíos”), Telecom Argentina USA Inc. (“Telecom Argentina USA”), and Micro Sistemas S.A. Telecom Argentina is engaged in the provision of fixed telecommunication services in Argentina. The terms “Telecom Personal” or “Personal” refer to Telecom Personal S.A., Telecom’s subsidiary engaged in the provision of mobile telecommunication services in Argentina. The term “Núcleo” refers to Núcleo S.A., Personal’s subsidiary engaged in the provision of mobile telecommunication services in Paraguay. Envíos is Núcleo’s subsidiary engaged in the provision of mobile financial services in Paraguay. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries. The Telecom Group is engaged in the provision of fixed and mobile telecommunications services.

Our Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, and the notes thereto, as included in this report, have been audited by an independent registered public accounting firm (the “Consolidated Financial Statements”) and are set forth on pages F-1 through F-101 of this Annual Report.

Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been approved by resolution of the Board of Directors’ meeting held on February 26, 2016.

Nortel maintains its accounting records and prepares its financial statements in Argentine Pesos, its functional currency.

Telecom Argentina and its Argentine subsidiaries maintain their accounting records and prepare their financial statements in Argentine Pesos, which is their functional currency. The subsidiaries Núcleo, Envíos and Telecom Argentina USA, however, maintain their accounting records and prepare their financial statements in Guaraníes (Núcleo and Envíos) and in U.S. dollars (Telecom Argentina USA). Our Consolidated Financial Statements include the results of these subsidiaries translated into Argentine Pesos. Assets and liabilities are translated at year-end exchange rates and revenue and expense accounts at average exchange rates for each year presented.

Certain financial information contained in this Annual Report has been presented in U.S. dollars. This Annual Report contains translations of various Argentine Peso amounts into U.S. dollars at specified rates solely for convenience of the reader. You should not construe these translations as representations by us that the Argentine Peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Except as otherwise specified, all references to “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “EUR,” “euro” or “€” are to the lawful currency of the member states of the European Union and references to “P$,” “Argentine Pesos” or “pesos” are to Argentine Pesos. Unless otherwise indicated, we have translated the Argentine Peso amounts using a rate of P$13.04 = US$1.00, the U.S. dollar ask rate published by the Banco de la Nación Argentina (Argentine National Bank) on December 31, 2015. On April 26, 2016, the exchange rate was P$14.31 = US$1.00. As a result of fluctuations in the Argentine peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Consequently, these translations should not be construed as a representation that the peso amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate. See “Item 3—Key Information—Exchange Rates,” and “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Devaluation of the peso may adversely affect Telecom’s results of operations, its capital expenditure program and the ability to service its liabilities and transfer funds abroad.”

For the purposes of this Annual Report, “billion” means a thousand million.

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

•                  the final results of the contract renegotiation process with the Argentine government and the way the Argentine government regulates Law No. 27,078, the Argentina Digital Law or “LAD,” as amended by Decree No. 267/15;

•                  the creditworthiness of Telecom’s actual or potential customers;

•                  nationalization, expropriation and/or increased government intervention in companies;

•                  technological changes;

•                  the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which we and Telecom Argentina operate, particularly in the way that the government will unify the LAD and Law No. 26,522 (Audiovisual Communication Services); and

•                  the effects of increased competition

Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of our Management or that of the Telecom Group. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this Annual Report.

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

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                        KEY INFORMATION

Selected Financial Data

The following table presents our summary financial data for each of the years in the five-year period ended December 31, 2015.

The selected consolidated income statement data for the years ended December 31, 2015, 2014 and 2013 and the selected consolidated financial position data as of December 31, 2015 and 2014 have been prepared in accordance with IFRS as issued by the IASB (“IFRS”) and have been derived from our Consolidated Financial Statements included elsewhere in this Annual Report. The selected consolidated income statement data for the years ended December 31, 2012 and 2011 and the selected consolidated financial position data as of December 31, 2013 and 2012 have been prepared in accordance with IFRS and have been derived from our consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 included in our Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 14, 2014. The selected consolidated financial position data as of December 31, 2011 prepared in accordance with IFRS have been derived from our consolidated financial statements as of December 31, 2012 and 2011 and for the years then ended included in our Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 15, 2013.

The mandatory adoption of IFRS for public companies in Argentina was effective for fiscal years beginning January 1, 2012. Therefore, the consolidated financial statements as of December 31, 2011 for filing with the Argentine National Securities Commission (“CNV”) were prepared in accordance with Argentine GAAP, which differs in certain respects from IFRS. According to the CNV regulations, financial statements under IFRS for the year 2011 were presented as “additional information” to the consolidated financial statements prepared under Argentine GAAP.

Our Consolidated Financial Statements and the financial information included elsewhere in this Annual Report have been prepared on historical basis in accordance with IFRS. Based on the assessment required under IAS 29, the Company concluded that Argentina’s economy should not be considered hyperinflationary in the years presented. However, in recent years inflation rates in Argentina have increased and remain relatively high. According to official statistics published by the INDEC, the Argentine wholesale price index increased by 12.7% in 2011, 13.1% in 2012, 14.8% in 2013, 28.3% in 2014 and 12.6% in the period January-October 2015 (last available data). See “—Risk factors—Risk Factors Relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins,” “Item 5— Operating and Financial Review and Prospects—Economic and Political Developments in Argentina” and Note 1.e) to the Consolidated Financial Statements.

You should read the information below in conjunction with our Consolidated Financial Statements and the notes thereto, as well as “Presentation of Financial Information” and “Item 5—Operating and Financial Review and Prospects.”

CONSOLIDATED SELECTED INCOME STATEMENT AND FINANCIAL POSITION DATA

	2015	2014	2013	2012	2011
	(P$ million, except per share and per ADS data in P$)
INCOME STATEMENT DATA
Total revenues and other income	40,539	33,388	27,350	22,196	18,528
Operating expenses (without depreciation and amortization)	(29,697)	(24,705)	(19,804)	(15,640)	(12,559)
Operating expenses — depreciation and amortization	(4,438)	(3,243)	(2,873)	(2,612)	(2,158)
Gain/(Loss) on disposal of PP&E and impairment of PP&E	(199)	(16)	(173)	8	22
Operating income	6,205	5,424	4,500	3,952	3,833
Other, net (1)	(1,067)	277	516	187	—
Income tax expense	(1,704)	(1,975)	(1,807)	(1,464)	(1,394)
Net income	3,434	3,726	3,209	2,675	2,439
Other Comprehensive Income, net of tax	257	243	133	90	27
Total Comprehensive Income	3,691	3,969	3,342	2,765	2,466
Total Comprehensive Income attributable to Nortel (Controlling company)	1,990	2,131	1,766	1,446	1,283
Total Comprehensive Income attributable to Non-controlling Interest	1,701	1,838	1,576	1,319	1,183

Number of shares of common stock outstanding at year-end	5,330,400	5,330,400	5,330,400	5,330,400	5,330,400

Net income per share of common stock (2)	181.04	195.27	164.72	135.32	121.91
Number of Series B preferred shares outstanding at year-end	1,470,455	1,470,455	1,470,455	1,470,455	1,470,455
Net income per Series B Preferred Shares (3)	629.52	678.79	572.60	470.39	423.79
Number of shares outstanding at year-end of Telecom Argentina(in millions of shares) (4)	969	969	969	984	984
Net income per share (basic and diluted) (5)	3.51	3.79	3.27	2.73	2.55
Net income per ADS (6)	17.56	18.95	16.35	13.64	12.76
Dividends per share of Telecom Argentina (7)	0.83	1.24	1.03	0.82	0.93
Dividends per ADS of Telecom Argentina (8)	4.15	6.20	5.11	4.10	4.65

FINANCIAL POSITION DATA
Current assets	11,569	6,581	9,836	7,000	5,516
PP&E and intangible assets	25,622	19,140	12,745	10,549	9,735
Other non-current assets	1,351	784	636	277	139
Total assets	38,542	26,505	23,217	17,826	15,390
Current liabilities	16,945	9,115	9,086	5,895	5,958
Non-current liabilities	3,944	2,454	2,029	1,768	1,635
Total liabilities	20,889	11,569	11,115	7,663	7,593
Total equity	17,653	14,936	12,102	10,163	7,797
Equity attributable to Nortel (Controlling company)	9,605	8,185	6,603	5,457	4,022
Non-controlling Interest	8,048	6,751	5,499	4,706	3,775
Total Capital Stock (9)	68	68	68	68	72

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

(4)        Number of ordinary shares outstanding of Telecom Argentina at year-end (as of December 31, 2015, 2014 and 2013 excludes treasury shares).

(5)         Calculated based on Telecom Argentina’s weighted average number of ordinary shares outstanding during each period (969,159,605 for the years 2015 and 2014, 978,939,079 shares for the year 2013, and 984,380,978 shares for the years 2012 and 2011).

(6)         Calculated based on Telecom Argentina’s equivalent in ADSs to the weighted average number of ordinary shares outstanding during each period (193,831,921 ADSs for the years 2015 and 2014, 195,787,816 ADSs for the year 2013 and 196,876,196 ADSs for the years 2012 and 2011).

(7)         The dividends approved by the General and Ordinary Shareholders’ Meeting on April 29, 2015 represented a dividend per share of P$0.83 which translated into U.S. dollars using the ask rate published by the Banco de la Nación Argentina (National Bank of Argentina) prevailing as of the date when dividends were available amounts to US$0.09

(8)         The dividends approved by the General and Ordinary Shareholders’ Meeting on April 29, 2015 represented a dividend per ADS of P$4.15 which translated into U.S. dollars using the ask rate published by the Banco de la Nación Argentina (National Bank of Argentina) prevailing as of the date when dividends were available amounts to US$0.46.

(9)         5,330,400 shares of common stock of P$10 of nominal value each and 1,470,455 Series B preferred shares of P$10 of nominal value each.

OTHER SELECTED DATA

	2015	2014	2013	2012	2011
Number of installed fixed lines (thousands) (1)	4,904	4,763	4,700	4,851	4,793
Number of fixed lines in service (thousands) (2)	4,043	4,093	4,124	4,128	4,141
Fixed lines in service per 100 inhabitants (3)	19	19	19	20	20
Lines in service per employee (4)	371	370	375	371	373
ARBU (in P$/month) (national + international)	67.7	57.4	52.5	48.2	45.7
Fixed Internet access lines (thousands)	1,814	1,771	1,707	1,629	1,550
Arnet subscribers (thousands)	1,791	1,749	1,687	1,622	1,540
ARPU/ADSL (access + ISP) (in P$/month)	207.4	153.0	124.7	102.3	87.0
Mobile subscribers in Argentina (thousands)	19,656	19,585	20,088	18,975	18,193
Subscribers at year-end per employee (4)	4,005	3,950	3,897	3,612	3,774
ARPU (in P$/month)	91.5	74.2	66.8	57.7	51.4
Mobile subscribers in Paraguay (thousands) (5)	2,546	2,481	2,420	2,301	2,149
Subscribers at year-end per employee (4) (6)	6,225	6,159	5,696	5,226	4,945
ARPU (in P$/month)	46.5	47.9	34.6	27.5	26.4
Telecom Group Headcount (7)	16,224	16,416	16,581	16,808	16,346

(1)         Reflects total number of lines available in Switches.

(2)         Includes lines customers, own usage, public telephony and ISDN channels.

(3)         Corresponds to the Northern Region of Argentina.

(4)         Excluding temporary employees, if any.

(5)         Including Wi-Max Internet customers.

(6)         Excluding Wi-Max Internet customers.

(7)         Including temporary employees, if any.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

	High	Low	Average(1)	End of Period
Year Ended December 31, 2011	4.30	3.97	4.15	4.30
Year Ended December 31, 2012	4.92	4.30	4.55	4.92
Year Ended December 31, 2013	6.52	4.98	5.55	6.52
Year Ended December 31, 2014	8.55	7.87	8.23	8.55
Year Ended December 31, 2015	13.04	8.64	9.45	13.04
Month Ended October 31, 2015	9.55	9.43	9.49	9.55
Month Ended November 30, 2015	9.69	9.56	9.63	9.69
Month Ended December 31, 2015	13.40	9.70	11.41	13.04
Month Ended January 31, 2016	13.96	13.20	13.65	13.96
Month Ended February 29, 2016	15.80	14.13	14.85	15.80
Month Ended March 31, 2016	15.80	14.39	14.95	14.70
April 2016 (through April 26, 2016)	14.79	14.05	14.41	14.31

(1)         Yearly data reflect average of month-end rates.

Sources: Banco de la Nación Argentina

On April 26, 2016, the exchange rate was P$14.31 = US$1.00.

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

Risks Relating to Argentina

Overview

Nortel’s single largest investment, Telecom Argentina, has a substantial majority of its property, operations and customers located in Argentina, and a portion of Telecom’s assets and liabilities are denominated in foreign currencies. Accordingly, Telecom’s financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina and on the exchange rates between the peso and foreign currencies. In the recent past, Argentina has experienced severe recessions, political crises, periods of high inflation and significant devaluation. Argentina has experienced economic growth in the last decade, although it slowed down in 2014 and 2015. Uncertainty remains as to whether the growth is sustainable, as well as how several factors would impact the Argentine economy, including among others, inflation rates, exchange rates, commodity prices, level of BCRA reserves, public debt, tax pressures and healthy trade and fiscal balances.

Devaluation of the peso may adversely affect Telecom’s results of operations, its capital expenditure program and the ability to service its liabilities and transfer funds abroad.

Since Telecom realizes a substantial portion of its revenues in pesos (our functional currency), any devaluation may negatively affect the U.S. dollar value of its earnings while increasing, in peso terms, its expenses and capital expenditures denominated in foreign currency. A depreciation in the Argentine Peso against major foreign currencies may also have an adverse impact on Telecom’s capital expenditure program and increase the peso amount of its trade liabilities denominated in foreign currencies. Telecom seeks to manage the risk of devaluation of the peso by entering from time to time into certain NDF agreements to completely or partially hedge its exposure to foreign currency fluctuations caused by its liabilities denominated in foreign currencies (mainly U.S. dollars). Telecom also has financial assets denominated in U.S. dollars that contribute to reduce the exposure to trade payables in foreign currencies. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk.” Additionally, in January 2015, Personal entered into a loan with a foreign bank for a total amount of US$40.8 million. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Obligations and Debt Services Requirements” included in the Telecom Argentina Form 20-F incorporated herein by reference.

The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. According to the exchange rate published by the Banco de la Nación Argentina, in the year ended December 31, 2015 the devaluation of the peso against the U.S. dollar was 52.5% (31.1% and 32.5% in the years ended December 31, 2014 and 2013, respectively).

On December 17, 2015, the Macri administration lifted many of the restrictions to access the FX markets and the multiple exchange rate system was unified into a floating rate regime through Communication ‘A’ 5850. As a result, the value of the peso depreciated significantly against the dollar. On December 31, 2015 the dollar was worth P$13.04. This measure has permitted almost a total unification of the multiple exchange rate system to be applicable over the commercial and financial transactions in Argentina. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these conditions will affect the consumption of services provided by the Telecom Group or its ability to meet its liabilities denominated in currencies other than the peso. Moreover, we cannot predict whether the Argentine government will further modify its monetary, fiscal, and exchange rate policy. If any of these changes takes place we cannot anticipate the impact these could have on the value of the peso and, accordingly, on Telecom’s financial condition, results of operations and cash flows, and on its ability to transfer funds abroad in order to comply with commercial or financial obligations or dividend payments to shareholders located abroad.

Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and has remained relatively high since then. There can be no assurance that inflation rates will not be higher in the future.

Since January 2014, a new consumer price index is published aimed at improving the accuracy of measurement of the evolution of the prices in the economy. The new index integrates a set of price indexes which allows the monitoring of the change in several prices in the economy (wholesale, commodities and construction costs, among others) by considering the price information from all the provinces of the country. The IPCNu index increased by 11.9% over the last ten months of 2015 (according to last available data) and by 23.9% in 2014. During the last few years there has been a substantial disparity between the inflation indexes published by the INDEC and those higher estimated by private consulting firms. The INDEC estimates that the Argentine wholesale price index increased by 13.1% in 2012, 14.8% in 2013, 28.3% in 2014 and 12.6% in the period January-October 2015 (according to last available data).

On January 8, 2016, President Macri’s administration issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016. During this state of emergency, the INDEC has suspended and will suspend publication of certain statistical data (regarding prices, poverty, unemployment and GDP) until it completes a reorganization of its technical and administrative structure capable of producing sufficient and reliable statistical information.

As a consequence of the mentioned events, the full year 2015 inflation measure for IPCNu index was not disclosed, and according to last available data (October 2015) the index registered an increase of 11.9% over the last ten months. As alternative guidance to IPCNu, the authorities suggested that other measures should be observed, such as those published by the statistical entity of the Buenos Aires City (IPC CABA) and the San Luis Province that registered an increase of 26.9% and 31.6%, respectively.

The Argentine government continued implementing several actions to monitor and control prices for the most relevant goods and services. Despite such actions, the Argentine economy continues to experience high levels of inflation. If the value of the peso cannot be stabilized through fiscal and monetary policies, a significant increase in inflation rates could be expected.

Since the majority of Telecom’s revenues are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in Telecom’s prices would decrease its revenues in real terms and adversely affect its results of operations.

Also, higher inflation leads to a reduction in the purchasing power of the population, mainly those unemployed and with low salary levels, thus increasing the risk of a lower level of service consumption from Telecom’s fixed and mobile customers in Argentina.

Future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry, including Telecom Argentina.

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. In the past, the Argentine government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. In that context, the Argentine National Communications Commission (Comisión Nacional de Comunicaciones or “CNC”) adopted new interpretations of applicable regulations and imposed fines on telecommunications companies, particularly incumbent operators including Telecom Argentina. Also, new regulations such as SC Resolution No. 5/13 regarding the quality of telecommunication services could further increase penalties imposed by the Regulatory Bodies. In addition, local municipalities in the regions where Telecom operates have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and mobile networks. For example, municipalities usually restrict areas where antennas may be deployed; causing negative impact for the mobile service coverage, which in turn affects Telecom’s quality of services. Provinces have increased, and may continue to increase, their tax rates, particularly the turnover tax rates, resulting in the highest rates in history. Municipal and provincial tax authorities have also brought an increasing number of claims against Telecom. Telecom disagrees with these proceedings and is contesting them. See “Item 8—Financial Information—Legal Proceedings—Tax Matters” in the Telecom Argentina Form 20-F incorporated herein by reference, for more information.

Claims may not be resolved in Telecom’s favor, and changes to the existing laws and regulations may adversely affect its business, financial condition, results of operations and cash flows.

Since assuming office on December 10, 2015, President Macri has announced several economic and policy reforms. As of the date of this Annual Report, the impact that these measures and any future measures taken by the Macri administration will have on the Argentine economy as a whole and the telecommunication sector in particular cannot be predicted. We believe that the effect of the planned liberalization of the economy, the reduction of the poverty and the integration of Argentina to international markets, will be positive for Telecom’s business by stimulating economic activity. However, it is not possible to predict such effect with certainty and such liberalization could also be disruptive to the economy and fail to benefit or harm Argentine economy and in particular Telecom’s business.

The Argentine government may exercise greater intervention in private sector companies, including Telecom Argentina.

The global economic and financial crisis over the last years has resulted in a significant reduction in global GDP growth and a loss in consumer confidence in the financial sectors of many countries. To improve the countries’ financial condition and assist certain troubled industries, some governments have responded with extraordinary intervention in the private sector. Certain governments of the leading industrialized nations have implemented various financial rescue plans outlining new regulatory frameworks that would be expected to remain in effect at least until market conditions and investor and consumer confidence have stabilized.

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

In addition, during 2012, Decree No. 1,278/12 stated that the Secretary of Economic Policy and Development Planning of the Ministry of Economy and Public Finance is responsible for the implementation of policies and actions regarding the exercise of shareholder rights of the equity shares of companies where the Argentine government is a minority shareholder and approved for that purpose a Regulation of officers and directors appointed by the shares or equity interests of the Argentine government, establishing the rules that they must follow in performing their duties.

Subsequently, the Secretary of Economic Policy and Development Planning approved Resolution No. 110/12 which assigns the responsibilities, powers and duties set forth in Decree No. 1,278/12 to the “Dirección Nacional de Empresas con participación del Estado” (National Direction of Corporations with government participation).

On October 6, 2015 Law No. 27,181 was published in the Official Bulletin, becoming effective as of that date. Law No. 27,181 declares the protection of government stakes in private companies to be in the public interest and prohibits its sale unless previously authorized by at least two-thirds of Congress. See “Item 4—Information on the Company—Regulatory and Legal Framework—Legal Framework—Law No. 27,181 “Statement of public interest on the protection of the National Government equity interest which are part of the FGS investment portfolio (Sustainability Guarantee Fund)” in the Telecom Argentina Form 20-F incorporated herein by reference.

Also, in January 2013, Law No. 26,831 came into effect, granting new intervention powers to the CNV. In September 2013, the CNV issued regulations pursuant to Law No. 26,831 through Resolution No. 622/13 that approved the new text of the CNV rules. See “Item 9—The Offer and Listing—The Argentine Securities Market—Capital Markets Law—Law No. 26,831.”

These matters could create uncertainties for some investors of public companies in Argentina, including Telecom Argentina.

Argentina’s economy may contract in the future due to international and domestic conditions which may adversely affect Telecom’s and our operations.

The effects of the global economic and financial crisis in recent years and the general weakness in the global economy may negatively affect emerging economies like Argentina’s. Although Argentina has experienced economic growth in recent years, global financial instability may impact the Argentine economy and cause Argentina a slowdown of the growth rate or could lead to a recession with consequences in the trade and fiscal balances and in the unemployment level.

Moreover, the growth trend that the Argentine economy has experienced in the most recent years, which slowed down in 2014 and 2015, might be negatively affected by several domestic factors such as an appreciation of the real exchange rate which could affect its competitiveness, reductions and even reversion of a positive trade balance, which, combined with capital outflows could reduce the levels of consumption and investment resulting in greater exchange rate pressure. Additionally, abrupt changes in monetary and fiscal policies or foreign exchange regime could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long term growth. Because access to the international financial market could be limited, an increase in public spending not correlated with an increase in public revenues could affect the country’s fiscal results and generate uncertainties that might affect the economy’s level of growth.

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

In the event of any economic, social or political crisis, companies in Argentina may face the risk of strikes, expropriation, nationalization, forced modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing the existing jurisprudence on labor matters and requiring companies to assume increasing responsibility for, and assumption of costs and risks associated with, sub-contracted labor and the calculation of salaries, severance payments and social security contributions. Since Telecom operates in a context in which the governing law and applicable regulations change frequently, it is difficult to predict if and how its activities will be affected by such changes.

Argentina’s past fiscal problems and previous default history of Argentina’s sovereign debt may negatively affect the macroeconomic environment in which we operate.

After Argentina’s default in 2001, the Government successfully restructured 92% of the debt through two debt exchange offers in 2005 and 2010. Commencing in 2002, holdout creditors filed numerous lawsuits against Argentina in several jurisdictions, including the United States, Italy, Germany and Japan. These lawsuits generally assert that Argentina failed to make timely payments of interest and/or principal on their bonds, and seek judgments for the face value of and/or accrued interest on those bonds. Judgments have been issued in numerous proceedings in the United States and Germany, but to date judgment creditors have not succeeded, with a few minor exceptions, in executing on those judgments.

In February 2012, plaintiffs in 13 actions in New York, involving claims for US$428 million in principal, plus interest, obtained a U.S. district court order enjoining Argentina from making interest payments in full on the bonds issued pursuant to the 2005 and 2010 exchange offers (“Exchange Bonds”) unless Argentina paid the plaintiffs in full, under the theory that the former payments violated the pari passu clause in the 1994 Fiscal Agency Agreement (the “FAA”) governing those non performing bonds. The U.S. district court order was stayed pending appeals. The Second Circuit Court of Appeals affirmed the so-called pari passu injunctions, and on June 16, 2014 the U.S. Supreme Court denied Argentina’s petition for a writ of certiorari and the stay of the pari passu injunctions was vacated on June 18, 2014. Additionally, in 2015, plaintiffs that had obtained pari passu injunctions amended their complaints to include claims that Argentina’s servicing of more recently issued BONAR 2024 bonds, as well as all external indebtedness in general, would violate the pari passu clause. The U.S. district court has not ruled on these new claims and discovery among the parties remains ongoing. On October 30, 2015, the U.S. district court issued new pari passu injunctions, substantially identical to the ones already in effect, in 49 additional proceedings, involving claims for over US$2.1 billion under the 1994 FAA, plus billions more in pre- and post-judgment interest. Argentina appealed the decision on November 10, 2015.

During 2014, the Argentine government took a number of steps intended to continue servicing the bonds issued in the 2005 and 2010 exchange offers, which had limited success. Holdout creditors continued to litigate expanding the scope of issues to include payment by the Argentine government on debt other than the Exchange Bonds and the separateness of the BCRA.

The Macri administration engaged in negotiations with holders of defaulted bonds in December 2015 with a view to bringing closure to fifteen years of litigation. Between February and April 2016, the Argentine government entered into an agreement in principle to settle with certain holders of defaulted debt and put forward a proposal to other holders of defaulted debt, including those with pending claims in U.S. courts, subject to two conditions: obtaining approval by the Argentine Congress and the lifting of the pari passu injunctions. On March 2, 2016, the U.S. district court agreed to vacate the pari passu injunctions, subject to two conditions: first, the repealing of all legislative obstacles to settlement with holders of defaulted debt securities issued under the FAA, and second, full payment to holders of pari passu injunctions with whom the Argentine government had entered into an agreement in principle on or before February 29, 2016, in accordance with the specific terms of such agreements. On March 31, 2016, the Argentine Congress eliminated the legislative obstacles to the settlement and approved the settlement proposal.

On April 13, 2016, the U.S. Court of Appeals for the Second Circuit reaffirmed the order of Judge Thomas Griesa, lifting the precautionary measures that have so far prevented Argentina from making debt payments to bondholders who had regularized their situation in the 2005 and 2010 exchange offers. On April 18, 2016, the Argentine government successfully completed an issuance of sovereign bonds, for a total amount of US$16.5 billion. The process of payment to holders of defaulted debt who have accepted the settlement proposal started on April 22, 2016.

There can be no assurance that any new event of default by the Argentine government will not lead to restrictions on Argentine companies’ access to financing and funds, limit the actions of Argentine companies in the international markets or cause higher unemployment and social unrest, which would negatively affect our financial condition, results of operations and cash flows. In addition, Telecom has investments in sovereign Argentine bonds amounting to P$1,586 million as of December 31, 2015. Although such bonds are outside the scope of the debt settlement, any new event of default by the Argentine government could negatively affect their valuation and repayment terms. See Note 20 to our Consolidated Financial Statements.

The Argentine banking system may be subject to instability which may affect Telecom’s and our operations.

The Argentine banking system has experienced several crisis in the past. Among those, the Argentine banking system collapsed in 2001 and 2002, when the Argentine government restricted bank withdrawals and required mandatory conversion of dollar deposits to pesos. From 2005 to 2007, a period of economic growth coupled with relative stability of the country’s exchange rate and inflation resulted in the restoration of public confidence, a gradual accumulation of deposits in Argentine financial institutions, and improved liquidity of the financial system. However, since 2008 certain events like internal conflicts with certain sectors of the economy, the international financial crisis and finally, the increased regulation on the foreign exchange market, decreased depositors’ confidence. In recent years, the Argentine financial system grew significantly with a marked increase in loans and private deposits, showing a recovery of credit activity. In spite of the fact that the financial system’s deposits continue to grow, they are mostly in short-term time deposits and the sources of medium and long-term funding for financial institutions are currently limited. In 2015, private deposits in pesos rose by 48% year- over-year, helped by the growth in time deposits with a 61% increase, and followed by saving accounts and current account (38%). As a result, interest rates on placements (Private Badlar rate) were in an average rate of 22%. Meanwhile, loans granted in pesos continued expanding but at a slower pace, in comparison with previous years, where personal loans and credit cards financing showed the highest increases. Despite improvements in stability since 2002 we cannot be certain that another collapse will not occur in the future.

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

Despite the strong liquidity currently prevailing in the system, a new crisis or the consequent instability of one or more of the larger banks, public or private, could have a material adverse effect on the prospects for economic growth and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us by resulting in lower usage of Telecom’s services, lower sales of devices and the possibility of a higher level of uncollectible accounts or increase the credit risk of the counterparties regarding the Company investments in local financial institutions.

Exchange controls and restrictions on transfers abroad and capital inflows have limited, and could continue limiting, the availability of international credit.

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

Nortel is a holding company which owns shares of common stock of Telecom Argentina, Nortel’s sole substantial asset. As a holding company, Nortel’s ability to meet its financial obligations and to pay dividends on its Series B Preferred Shares is dependent upon the receipt of cash dividends and other distributions paid on the common stock of Telecom Argentina that it owns. Due to Telecom Argentina not paying dividends for the years ended December 31, 2001 to December 31, 2008, Nortel did not pay any dividends for the years 2001 to 2009. In each year from 2010 to 2015, Telecom Argentina paid dividends in respect of the prior fiscal year. This allowed Nortel to make dividends available to some or all of its shareholders for the fiscal years ended December 31, 2010, 2011, 2012, 2013 and 2014, which were paid in 2010, 2011, 2012, 2013, 2014 and 2015.

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

On May 11, 2015, Telecom Argentina paid a dividend of approximately P$804 million to its shareholders for the year ended December 31, 2014 (of which approximately P$447 million was paid to Nortel). This allowed Nortel to make available on June 1, 2015 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2014 of approximately P$279 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2014 of approximately P$291 million. For further information on the dividend payments received from Telecom Argentina and paid to Nortel shareholders, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” For further information on the terms of the Series A and Series B Preferred Shares, see “Item 10. Additional Information—Bylaws and Terms and Conditions of Issuance of Series A and Series B Preferred Shares.”

Nortel is unable to predict whether Telecom Argentina will make any dividend payments in future periods.

The ability of Telecom Argentina and consequently Nortel, to pay dividends is subject to Telecom’s ability to generate sufficient cash from operations and its expectation of future cash needs, and is also subject to limits imposed by applicable Argentine law. In particular, under Argentina’s General Corporations Law (Ley General de Sociedades or “GCL”), Telecom Argentina and Nortel may only declare dividends out of liquid and realized profits determined in accordance with GAAP effective in Argentina (IFRS in the case of listed companies such as Nortel) and other applicable regulations and must allocate 5% of each year’s net income to a legal reserve until the total amount of such reserve reaches 20% of capital (capital stock plus inflation adjustment to capital stock).

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

Sofora Telecomunicaciones S.A., or Sofora, is Nortel’s principal shareholder. Sofora owns 100% of the shares of common stock of Nortel, which currently represents 78.38% of the capital stock of Nortel. Sofora is 68% owned by Fintech Telecom LLC (“Fintech”) and 32% owned by W de Argentina — Inversiones S.A.

Through their ownership of Sofora and the Shareholders’ Agreement between them, Fintech and W de Argentina — Inversiones have, as a general matter, the ability to determine the outcome of any action requiring our shareholders’ approval, including the ability to elect a majority of directors and members of the Supervisory Committee. In addition, we have been informed that the Shareholders’ Agreement provides for the election of directors of Nortel, Telecom and Sofora and has given W de Argentina — Inversiones S.A. veto power with respect to certain matters relating to us. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement.”

Telecom Argentina and its subsidiaries have engaged in and may continue to engage in transactions with the shareholders of Sofora and their affiliates. Certain decisions concerning Telecom Argentina’s operations or financial structure may present conflicts of interest between these shareholders as indirect owners of Nortel’s and Telecom’s capital stock and as parties with interests in these related party contracts.

Nevertheless, all related parties’ transactions were made on an arm’s-length basis. Related party transactions of Nortel and Telecom Argentina which exceed 1% of their respective shareholders’ equity are subject to a prior approval process established by Law No. 26,831 and require involvement of the Audit Committee and/or an opinion of two independent valuation firms as well as subsequent approval by the Board of Directors to verify that the agreement could reasonably be considered to be in accordance with normal and habitual market practice. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Risks Associated with Telecom and its Operations

Future regulation policies could affect the Argentine economy as well as the operations of the telecommunications industry

In Argentina, the telecommunications markets have developed within an increasingly regulated framework in recent years.

The Regulatory Authorities have imposed increasing burdens and new regulations on companies that could increase the penalties they can impose for breaches of the regulatory framework.

New regulations such as SC Resolution No. 5/13 regarding the quality of telecommunication services could further increase penalties imposed by the Regulatory Bodies as it sets standards to comply that are high as compared to international standards, especially, considering the difficulties in obtaining municipal authorization to install antennas in the mobile business. Telecom Argentina, Personal and other telecommunications operators have submitted technical comments for a review of the standards.

However, if the technical comments are not taken into account, compliance with the standards could be difficult which may result in penalties for telecommunications operators, including Telecom Argentina and Personal, affecting our ability to execute our business plan since they could involve limitations to acquire new clients or could impose increased operation costs, among others.

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

Further, the new ICT services law, the LAD, which became effective on December 19, 2014 incorporated numerous modifications to the regulatory framework applicable to telecommunications services in Argentina. Since the law requires the enactment of new regulations which to date have not been issued, there is uncertainty regarding how certain aspects, such as the sanctions regime, the provision of infrastructure to other providers and the asymmetries that may be imposed on the dominant operator, among others, will be regulated as well as uncertainty regarding the impact that any new regulations may have on Telecom Argentina and Personal.

In turn, through Decree No. 267/15 a new regulatory body for ICT services (National Authority for Communications or “ENACOM”) was created, and some aspects of the Digital Argentina Law (and of the Law of Audiovisual Communication services) were amended, imposing regulatory asymmetries regarding to the development of subscription based broadcasting services to the detriment of the business development of Telecom Argentina and Personal.

Specifically, article 94 of Law No. 27,078 (as amended by Decree No. 267/15), now restricts Telecom Argentina and Personal from providing broadcasting services by subscription, whether through physical and/or radioelectric means, for a period of 2 years that begin on 1 January 2016. This period may be extended for another year by ENACOM.

This temporary restriction covers Basic Telephone Service providers, whose licenses were granted under the terms of Decree No. 62/90 and items 1 and 2 of article 5 of Decree No. 264/98, as well as mobile services providers licensed under the bidding terms and conditions approved by Resolution No. 575/93 of the then Ministry of Economy and Public Works and Services and ratified by Decree No. 1,461/93.

Moreover, we cannot rule out new legislative initiatives that contemplate the extension of the restriction period established by Decree No. 267/15.

This regulation puts the Telecom Group at a disadvantage with respect to other providers and could negatively affect the future development of Telecom Argentina’s and Personal’s operations.

Finally, article 28 of Decree No. 267/15 created the Commission for the Development of the Draft Bill for the Reform, Update and Unification of Laws No. 26,522 and No. 27,078 within the Ministry of Communications. The

Commission could further modify the regulatory framework for ICT services in Argentina, causing uncertainty as to the impact any potential modifications might have on the development of Telecom Argentina’s and Personal’s business and operations, as well as that of its competitors, in the coming years.

Controls on rates may continue to adversely affect Telecom Argentina’s revenues.

In accordance with the Public Emergency Law, in January 2002, rates for Basic Telephone Services and long-distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00. The rates that Telecom Argentina could charge had to be determined by negotiations between Telecom Argentina and the Argentine government. According to the Public Emergency Law, while undertaking these negotiations, the Argentine government had to consider the effect of these rates on the competitiveness of the general economy, the quality of service and investment plans of service providers, as contractually agreed. The Argentine government had to also consider consumer protection, accessibility of the services and the profitability of public service providers such as Telecom Argentina. The Public Emergency Law has been subsequently extended through December 31, 2017. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Renegotiation of agreements with the Argentine government,” in the Telecom Argentina Form 20-F incorporated herein by reference.

On March 6, 2006, Telecom Argentina executed a Letter of Understanding (the “Letter of Understanding 2006”) with the Argentine government pursuant to which Telecom Argentina would be permitted to raise certain rates and incorporate certain modifications to the regulatory framework. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework— Renegotiation of agreements with the Argentine government— New LOU with the UNIREN,” in the Telecom Argentina Form 20-F incorporated herein by reference.

The Letter of Understanding 2006 contemplated the signing and effectiveness of the Agreement of the Renegotiation upon the fulfillment of certain necessary steps by the National government, which has never occurred.

However, the LAD, which came into force on December 19, 2014, sets up a new legal framework for telecommunication services. With respect to rates, the LAD under Title VI - Article 48, established the rule on prices and rates, which states that licensees of ICT services may set their prices which shall be fair and reasonable, to offset the exploitation costs and to tend to the efficient supply and reasonable margin of operation.

During the second half of 2015, Telecom Argentina modified the rates of SBT of certain fixed clients in accordance with the provisions of the LAD. However, we cannot predict the way the Argentine government or the Regulatory Bodies will interpret the new regulatory framework mechanism regarding adjustment of fixed services. If rate restrictions or controls continue in the fixed services or new restrictions are imposed in non-regulated services, Telecom’s operating margins may continue being negatively affected.

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

Internet and mobile services, which Telecom expects will continue to account for an increasing percentage of Telecom’s revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the fixed telecommunications market, Telecom must invest in its fixed-line network and information technology. Specifically, in the Internet services market, Telecom must constantly upgrade its access technology and software in order to increase the speed, embrace emerging transmission technologies and improve the commercial offers and the user experience. Also, to remain competitive in the mobile telecommunications market, Telecom must continue to enhance its mobile networks by expanding its 3G network and deploying its recently acquired 4G network. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Licenses granted as of December 31, 2015—Spectrum,” in the Telecom Argentina Form 20-F incorporated herein by reference. Future technological developments may result in decreased customer demand for certain of its services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

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

Even though Telecom grew and developed in recent years in a highly competitive market, because of the range of regulatory, business and economic uncertainties Telecom faces, as discussed in this “Risk Factors” section, it is difficult for Telecom to predict with meaningful precision and accuracy its future market share in relevant geographic areas and customer segments, the drop in Telecom’s customer’s consumption which could result in a reduction of its revenue and market share, the speed with which change in its market share or prevailing prices for services may occur or the effects of competition. Those effects could be material and adverse to Telecom’s overall financial condition, results of operations and cash flows.

The Auction Terms and Conditions approved by SC Resolution No. 38/14 established strict coverage and network deployment commitments which will require significant capital expenditures on the part of Telecom’s subsidiary, Personal, in the near future.

The Auction Terms and Conditions approved by SC Resolution No. 38/14 established strict coverage and network deployment commitments which will require significant capital expenditures on the part of Personal. Additionally, many municipal governments have issued regulations that exceed their authority, many of which limit, hinder or restrict the installation of the infrastructure required to comply with such commitments. Therefore, such legislation negatively impacts on Personal and its competitors’ obligations they assumed pursuant to the requirements set out in SC Resolution No. 5/13 and related regulations (Regulation for the Quality of Telecommunications Services).

Similarly, SC Resolution No. 25/15 passed on June 11, 2015 awarded to Personal the SCMA 713-723 MHz and 768-778 MHz frequency bands that make up Lot 8 and that were previously pending assignment by the SC. These frequency bands were partially occupied by third parties (broadcasting licensees prior to the public auction). SC Resolutions No. 17/14 and No. 18/14 granted a two-year period for the migration of systems operated in these frequency bands. Personal has informed to the regulator the interference caused by these third parties and has requested state action to halt this situation.

The permanence of such interference and of the subsequent occupation of such frequency bands have a negative impact on the performance of SCMA and may significantly affect investments made for their purchase and projections of planned deployment for their use in the committed terms, such as optimization of the use of other frequency bands acquired jointly to provide the SCMA.

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

In Argentina, labor organizations have substantial support and have considerable political influence. In recent years, the demands of Telecom’s labor organizations have increased mainly as a result of the increase in the cost of living, which was affected by increased inflation, higher tax pressure over salaries and the consequent decline in the population’s purchasing power.

If labor organization claims continue or are sustained, this could result in increased costs, greater conflict in the negotiation process and strikes (including general strikes and strikes of Telecom’s employees and the contractors and subcontractors’ employees) that may adversely affect its operations. See “Item 6—Directors, Senior Management and Employees—Employees and Labor Relations” in the Telecom Argentina Form 20-F incorporated herein by reference.

The Argentine government may order salary increases to be paid to employees in the private sector or changes in labor regulations, which would increase Telecom’s cost of doing business.

The Argentine government has in the past and may in the future promulgate laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees (including higher levels of severance payments to former employees dismissed without proper cause). Telecom cannot guarantee that the Government will not adopt measures, as it did in the past, which will increase salaries or require Telecom to provide additional benefits, which would increase Telecom’s costs and consequently would reduce Telecom’s operating margins.

If such measures are adopted, the modifications in current labor regulations and conditions could materially impact Telecom’s relationship with its employees by increasing the labor cost and in some cases decreasing the flexibility to provide services to its clients.

Telecom is involved in various legal proceedings which could result in unfavorable decisions and financial penalties for it.

Telecom is party to a number of legal proceedings, some of which have been pending for several years. Telecom cannot be certain that these claims will be resolved in its favor. Responding to the demands of litigation may divert Management’s time and attention and financial resources. As of December 31, 2015, Telecom recorded provisions that it estimates are sufficient to cover those contingencies considered probable. See Notes 2 and 17 to Telecom Argentina’s Consolidated Financial Statements.

The treatment of employment matters under Argentine law incentivizes individuals to pursue employment-related litigation.

Telecom is also exposed to claims of employees of contractors and subcontractors and commercial agents claiming direct or indirect responsibility of Telecom based on a broad interpretation of the rules of labor law.

Also, Telecom is subject to various lawsuits initiated by some employees and former employees who claim wage differences arguing different reasons. Certain judicial rulings have created a negative precedent in these matters and could increase its labor costs.

In the past, Personal was subject, and is currently subject, to claims by former representatives (commercial agents) who end their business relationship by making claims for reasons that are not always justified by contract terms.

Customers and consumers’ trade unions brought up different claims against Personal regarding improper billed charges. See “Item 8—Financial Information—Legal Proceedings—Consumer Trade Union Proceedings” in the Telecom Argentina Form 20-F incorporated herein by reference. Although Personal has taken actions in order to reduce risks in connection with these claims, we cannot assure that new claims will not be presented in the future.

Telecom has sanctions imposed by the Regulatory Bodies for technical reasons, mainly related to the delay in repairing defective lines, installing new lines and/or service failures. Telecom has recorded provisions for the amounts of sanctions that it estimates probable. Although sanctions are appealed in the administrative stage, if the appeals are not solved in Telecom’s favor in administrative or judicial stage or if they are solved for amounts over those recorded, it could have an adverse effect on Telecom’s financial situation, results of operations and cash flows. See Note 2 to Telecom Argentina’s Consolidated Financial Statements as of December 31, 2015.

In 2009, the environmental agency required Telecom Argentina to be registered in the National Registry of Generators and Operators of Hazardous Waste as a result of alleged problems with its liquid drainage at an underground chamber (as it had been previously required to do in 1999). This registration would require Telecom Argentina to pay an annual fee calculated in accordance with a formula that takes into consideration the extent of the hazard and the quantity of the waste. Telecom Argentina filed a request for administrative review seeking to obtain rejection of the environmental agency’s ordinance. Telecom cannot guarantee that the rejection will be obtained. In addition, changes in environmental legislation or the evolution of products and services Telecom Argentina offers could require Telecom Argentina to be registered in the National Registry of Generators and Operators of Hazardous Waste. In that case or if the rejection of the environmental agency’s ordinance is not obtained, Telecom Argentina would face increased costs which may include retroactive fees.

Telecom Argentina and Personal may face increased risk of employment, commercial, regulatory tax and customers’ proceedings, among others. If this occurs, we cannot guarantee that it will not have an adverse effect on Telecom’s and our results of operations, financial condition and cash flows, despite the provisions that the Company has recorded to cover these matters.

See “Item 8—Financial Information—Legal Proceedings” in the Telecom Argentina Form 20-F incorporated herein by reference.

The enforcement of the New Law for the Promotion of Registered Labor and Prevention of Labor Fraud may have a material adverse effect on Telecom and us.

On June 2, 2014, Law No. 26,940 Ley de Promoción del Trabajo Registrado y Prevención del Fraude Laboral was published in the Official Bulletin. This new law, among other topics, establishes a Public Record of Employers with Labor Sanctions (“Repsal”) and defines a series of labor and social security infringements as a result of which an employer shall be included in the Repsal.

The employers included in the Repsal shall be subject to different types of sanctions, such as: the inability to access public programs, benefits, subsidies or credit from state-owned banks, the inability to enter into contracts and licenses of property owned by the National government, or the inability to participate in the awarding of concessions of public services and licenses. In turn, the employers who are repeat offenders for the same infringement for which they were added to the Repsal within a 3-year period after the first final sanction decision, shall not be able to deduct from the Income Tax the expenses related to their employees while the employers are included in the Repsal. This new regulation applies both to Telecom and its contractors and subcontractors, who could initiate claims to Telecom for direct or indirect responsibility.

As of the date of this Annual Report, Telecom Argentina and Personal have no sanctions registered in the Repsal, however if sanctions are applied in the future it could have a significant impact on the Telecom Group’s financial position, result of operations and cash flows.

The enforcement of regulations aimed at protecting consumers, including the new regime of conflict resolutions concerning consumer relations, may have an adverse effect on Telecom and us.

The Consumer Protection Law No. 24,240 (the “Consumer Protection Law”) establishes a series of principles and rules for the protection of consumers and users. It creates a sanctions proceeding which foresees a conciliatory process before imposing any sanctions. The Consumer Protection Law applies to the telecommunications industry and to any other industry in which consumers and users are involved.

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

In the past, the Argentine government has imposed a number of monetary and currency exchange control measures, including temporary restrictions on the free availability of funds deposited with banks and restrictions or limitations on the access to foreign exchange markets and transfers of funds abroad for purposes of paying principal and interest on debt, trade liabilities to foreign suppliers and dividend payments to foreign shareholders. Between the end of 2001 and 2002, the Argentine government implemented a unified exchange market (Mercado Único y Libre de Cambios — MULC) with significant regulations and restrictions for the purchase and transfer of foreign currency.

Since late 2011 the Argentine government implemented a series of measures aimed to increase controls on the foreign trade and capital flows. To that effect, certain measures were implemented to control and limit the purchase of foreign currency, such as the prior approval of the AFIP for any purchase of foreign currency made by private companies and individuals for saving purposes among others. In addition, the BCRA expanded the controls and measures to make payments abroad accessing the local foreign exchange market, regarding trade payables and financial debt, and also established demanding procedures that must be met to pay certain trade payables with related parties. Although there are no regulations that prohibit making dividend payment to foreign shareholders, in practice authorities have substantially limited any purchase of foreign currency to pay dividends since these exchange controls were implemented.

In addition, starting in February 2012 all import operations of goods and services must be filed and approved in advance by AFIP.

On December 22, 2015 the AFIP published in the Official Bulletin the General Resolution No. 3,823/15 by which the “Comprehensive Import Monitoring System” (“SIMI”) was established, replacing the “Affidavit of Import Advance” (“DJAI”) leaving with no effect resolutions No. 3,252/12, 3,255/12 and 3,256/12 that regulated over the matter.

SIMI establishes the obligation for importers to submit certain electronic information via AFIP’s website. Resolution No. 3,823/15 states that this information is to be made available to the agencies that adhere to SIMI, who will have a period no longer than 10 days to submit their observations. The AFIP will inform the importers of any observations made by the agencies, and importers must present themselves to the agency in the event of a regularization. Once approved, the statements under SIMI shall be valid for 180 days.

Resolution No. 3,823/15 became functional on December 23, 2015. However, DJAI’s that had been registered prior to this date remain valid.

While this new measure was created in order to promote competitiveness and facilitate foreign trade, we cannot guarantee that the new procedure would not adversely affect Telecom’s supply chain and would not negatively impact the import of materials and equipment.

In December 2015, the Macri administration announced certain reforms to the foreign exchange market that are expected to provide greater flexibility and easier access to the foreign exchange market. The principal measures adopted as of the date of this Annual Report include (i) the elimination of the requirement to register foreign exchange transactions in the AFIP’s Exchange Transactions Consultation Program (Programa de Consulta de Operaciones Cambiarias), (ii) the elimination of the requirement to transfer the proceeds of new financial indebtedness transactions into Argentina and settle such proceeds through the MULC, (iii) the reestablishment of the US$2.0 million monthly limit per resident on the creation of offshore assets, (iv) a decrease to 0% (from 30%) of the registered, non-transferable and non-interest-bearing deposit required in connection with certain transactions involving foreign currency inflows, (v) the reduction of the required period that the proceeds of any new financial indebtedness incurred by residents, held by foreign creditors and transferred through the MULC must be kept in Argentina from 365 calendar days to 120 calendar days from the date of the transfer of the relevant amount and (vi) the elimination of the requirement of a minimum holding period (72 business hours) for purchases and subsequent sales of the securities. In addition, on April 21, 2016 the BCRA published Communication “A” 5955, whereby the limits for access to the MULC for payments of foreign accounts payables related to goods and services were eliminated establishing that starting on the following day access to the market for such payments is unlimited, subject to the compliance of the foreign exchange norms in force. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

Telecom assumes financial debt and trade payables in foreign currency with suppliers abroad, which require complex approval procedures to access to foreign exchange market to make payments abroad. Moreover, as a result of the payment of the frequency bands awarded to Personal in the Public Auction at the end of 2014 and during June 2015, Telecom reduced significantly the financial assets in foreign currency that it maintained abroad, thus reducing our capacity to use those assets to make direct payments to foreign suppliers and shareholders, if needed.

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

Moreover, pursuant to Argentine Law No. 26,831, Fintech announced on February 24, 2016, its intention to launch a mandatory tender offer in Argentina (“OPA”) to acquire the remaining Class B shares of Telecom Argentina. The announcement of the OPA was also filed with the SEC. See additional information under “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

If the tender offer is accepted by many investors, the free float of Telecom Argentina could be reduced and, consequently, the liquidity of its shares could be negatively impacted affecting the market price of Telecom Argentina’s shares.

ITEM 4.                        INFORMATION ON THE COMPANY

The Company

Nortel Inversora S.A. was organized by a consortium of Argentine and international investors to acquire a controlling interest in the common stock of Telecom as the first step in Argentina’s privatization of its fixed-link public telecommunications services and basic telephone services. See “Item 7—Major Shareholders and Related Party Transactions.” As of December 31, 2015, Nortel owned approximately 54.74% of the common stock of Telecom Argentina. Because Telecom Argentina owns 15,221,373 of its own Class B Shares as of the date of this Annual Report, our ownership of the outstanding shares amounts to 55.60%. Nortel’s sole substantial activity is owning such stock and its sole substantial source of cash income is cash dividends paid on such stock. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series B Preferred Shares—Nortel’s Capital Stock.”

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

Recent Developments

Change of Telecom Argentina’s and Nortel’s indirect controlling shareholder

On March 7, 2016, ENACOM Resolution No. 277 authorized the transfer of Sofora’s majority shareholder stake to Fintech, and on March 8, 2016, the transaction to transfer Telecom Italia Group’s 51% stake in Sofora to Fintech was completed. As a result, Fintech replaced the Telecom Italia Group as the indirect controlling shareholder of Nortel and Telecom Argentina. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

Nortel Board of Directors called for the Annual Shareholders’ Meeting

On March 28, 2016, Nortel’s Board of Directors called a shareholders’ meeting to be held on April 29, 2016, to consider among other issues: (i) the allocation of Nortel’s retained earnings of P$1,891 million as of December 31, 2015 as Voluntary Reserve for the Future Distribution of Dividends, and the authorization of the Board of Directors to deduct and distribute dividends from the latter Reserve; (ii) the election of all members of the Supervisory Committee for fiscal year 2016; and (iii) the extension for three years (fiscal years 2016, 2017 and 2018) of the period during which the current external auditors (Price Waterhouse & Co. SRL) may continue auditing Nortel.

Nortel Shareholders’ Meeting

Nortel’s ordinary and extraordinary shareholders’ meeting held on April 8, 2016, approved, among other items, the resignation and appointment of several members of the Board of Directors and the Supervisory Committee in connection with Nortel’s indirect change of control resulting from Fintech’s acquisition of Telecom Italia’s controlling stake in Sofora.

Telecom Argentina’s Board of Directors called for the Annual Shareholders’ Meeting

Telecom Argentina’s Board of Directors, at their meeting held on March 28, 2016, called an ordinary and extraordinary shareholders’ meeting to be held on April 29, 2016, to consider among other issues the allocation of Telecom Argentina’s retained earnings as of December 31, 2015 (P$3,403 million) suggested by the Board of

Directors to be allocated as follows: (i) P$3,403 million to the “Reserve for Future Cash Dividends” and (ii) the delegation of authority to Telecom Argentina’s Board of Directors to determine the allocation, depending on the performance of the business, in one or more installments, of an amount up to P$2,000 million of the “Reserve for Future Cash Dividends” and its distribution to the shareholders as cash dividends.

Personal Annual Shareholders’ Meeting

Personal’s ordinary and extraordinary shareholders’ meeting held on April 14, 2016, approved, among other items, the allocation of P$2,839 million of retained earnings as of December 31, 2015 to the “Reserve for Future Cash Dividends.” The shareholders also approved the delegation of authority in Personal’s Board of Directors to determine the amount, time, terms and conditions for allocating and distributing such reserve as cash dividends.

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

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom Argentina on the Class A and Class B Shares owned by Nortel. On January 26, 2001 and May 4, 2001, Nortel paid the fourth and fifth installments of the scheduled redemptions of Series A Preferred Shares in a nominal amount at the dates of payment of approximately P$55.1 million and P$14 million, respectively (the latter, corresponding to the proportional amount for the three month period ended December 31, 2000). Because Telecom Argentina did not pay dividends for fiscal years 2001-2008, Nortel was unable to make any dividend payments or pay the required amortization on its Series A Preferred Shares for the fiscal years ended December 31, 2001-2009. In each year from 2010 to 2015, Telecom Argentina paid dividends in respect of the prior fiscal year. This allowed Nortel to (i) pay to the holders of Series A Preferred Shares all outstanding preferred dividends and amortization payments until their final redemption on June 14, 2012, and (ii) as from 2012, pay dividends to the holders of Series B Preferred Shares and shares of common stock.

On December 27, 2013, Telecom Argentina paid a dividend of approximately P$1,000 million to its shareholders for the year ended December 31, 2012 (of which approximately P$556 million was paid to Nortel). This allowed Nortel to make available on December 27, 2013 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2012 of approximately P$228 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2012 of approximately P$237 million. On June 10, 2014, Telecom Argentina paid a dividend of approximately P$601 million to its shareholders for the year ended December 31, 2013 (of which approximately P$334 million was paid to Nortel). This allowed Nortel to make available on June 13, 2014 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2013 of approximately P$163 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2013 of approximately P$169 million. On September 22, 2014, Telecom Argentina paid a dividend of approximately P$601 million to its shareholders for the year ended December 31, 2013 (of which approximately P$334 million was paid to Nortel). This allowed Nortel to make available on October 23, 2014 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2013 of approximately P$106 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2013 of approximately P$111 million. On May 11, 2015, Telecom Argentina paid a dividend of approximately P$804 million to its shareholders for the year ended December 31, 2014 (of which approximately P$447 million was paid to Nortel). This allowed Nortel to make available on June 1, 2015 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2014 of approximately P$279 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2014 of approximately P$291 million.

Nortel’s failure to pay the Series A dividends due to the lack of liquid and realized profits and/or distributable reserve, triggered the right of the holders of Series A Preferred Shares to exercise their voting rights and to appoint a member of Nortel’s Board of Directors. Nortel’s failure to cause Telecom Argentina to comply with the financial ratio covenant contained in the terms and conditions of the Series A and Series B Preferred Shares also triggered the right of the Series A and Series B shareholders to exercise their voting rights and to appoint a member of Nortel’s Board of Directors. Since December 31, 2006 such ratio no longer exceeded 1.75:1 and as a result, Series B Preferred Shareholders did not have voting rights in fiscal years 2007-2015 and will not have such rights in 2016. The Series A shareholders retained their right to appoint a member of Nortel’s Board of Directors as a result of the non-payment of the Series A dividends until June 29, 2012, when all accrued Series A dividends were made available by Nortel to the Series A Preferred Shareholders, following the final redemption of the Series A Preferred Shares. On such date, Javier Errecondo and Saturnino Jorge Funes, who had been appointed as Director and Alternate Director, respectively, by a Special Meeting of the Series A Preferred Shareholders on April 7, 2011, ceased to occupy their positions.

Pursuant to the Public Emergency Law, the unpaid dividends and outstanding installments for the redemption of Series A preferred shares were “pesified” at the exchange rate of P$1.00 = US$1.00 plus the adjustment coefficient set forth by Decree No. 214/02, also known as “CER.”

Holders of Series B Preferred Shares are entitled to a dividend in an amount equal to 48.96% of the earnings of Nortel legally available for distribution in any fiscal year. Under the GCL, dividends can be lawfully paid and declared only out of the Company’s realized and liquid profits subject to the decision of the Shareholders’ Meeting. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series B Preferred Shares—Nortel’s Capital Stock—Dividends.” Due to the Series A Preferred Shares’ final redemption on June 14, 2012, such dividend is no longer subject to a provision for payments of amounts due to the Series A Preferred Shares. The Series B Preferred Shares are not redeemable.

Nortel is unable to predict whether Telecom will be able to make any additional dividend payments. See “Item 3—Key Information—Risk Factors” in this Annual Report and in the Telecom Argentina Form 20-F incorporated herein by reference.

Relationship between Nortel and Telecom

As of December 31, 2015, Nortel owns 502,034,299 of Telecom Argentina’s Class A shares of common stock, nominal value P$1.00 per share (the “Series A Shares”), representing 100% of Telecom Argentina’s issued and outstanding Class A Shares and 51% of Telecom Argentina’s total capital stock, and 36,832,408 of Telecom Argentina’s Class B Shares, nominal value P$1.00 per share, representing approximately 7.6% of Telecom Argentina’s issued and outstanding Class B Shares and approximately 3.74% of Telecom Argentina’s total capital stock. Because Telecom Argentina owns 15,221,373 of its own Class B shares as of the date of this Annual Report, our ownership of the outstanding shares amounts to 55.60% (51.80% consists of the Class A Ordinary Shares and 3.80% of the Class B Ordinary Shares). Pursuant to the Privatization Regulations and the terms and conditions of the Transfer Agreement, Nortel is required to own all of Telecom Argentina’s Class A Shares unless the Regulatory Bodies otherwise agree. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework” in the Telecom Argentina Form 20-F incorporated herein by reference and “Item 7—Major Shareholders and Related Party Transactions.” Nortel is not required by the Privatization Regulations to own any of Telecom Argentina’s Class B Shares.

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

Nortel’s principal shareholder is Sofora Telecomunicaciones S.A. (“Sofora”). Sofora owns approximately 78.38% of Nortel’s capital stock as of the date of this report. Sofora is 68% owned by Fintech and 32% owned by W de Argentina — Inversiones S.A.

On November 14, 2013, Telecom Italia S.p.A and Telecom Italia International N.V. (collectively, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea”, a company controlled by the Sellers) announced their acceptance of the offer made by Fintech to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel and Tierra Argentea.

On December 10, 2013 Tierra Argentea completed the transfer to Fintech of (i) Class B Shares of Telecom Argentina, representing 1.58% of the capital stock of such company, and (ii) Nortel’s ADRs representing 8% of the aggregate Series “B” Preferred Shares of Nortel.

On October 25, 2014, Telecom Italia S.p.A. announced the acceptance of an offer made by Fintech to amend and restate the agreement announced on November 14, 2013. Within the frame of this amendment agreement: (i) on October 29, 2014 Telecom Italia International N.V. transferred 17% of the capital stock of Sofora to Fintech; (ii) it was confirmed that the transfer of the 51% controlling interest in Sofora was subject to the approval of the telecommunications regulatory body (formerly, SC, subsequently, AFTIC and currently, ENACOM).

On October 16, 2015, AFTIC’s Resolution No. 491/15 was published in the Official Bulletin, denying the requested authorization for the transfer to Fintech of the controlling interest that the Telecom Italia Group held in Sofora Telecomunicaciones S.A.

Fintech, the Telecom Italia Group, W de Argentina — Inversiones S.A., Telecom Argentina and Personal filed an administrative recourse against such Resolution requesting AFTIC to reconsider said Resolution.

In the above mentioned administrative recourse Telecom Argentina also challenged AFTIC Resolution No. 491/15 in relation to certain of its rights as licensee.

On February 17, 2016, Telecom Argentina was notified of ENACOM Resolution No. 64/16 pursuant to which ENACOM partially granted the above mentioned requests revoking the denial in AFTIC Resolution No. 491/15 and deciding to continue the analysis of the transfer of Telecom Italia’s interest in Sofora to Fintech.

On February 24, 2016, Telecom Argentina was notified of Fintech’s intention to launch a Mandatory Tender Offer (the “OPA”) resulting from a change of control event for all Class B common shares of Telecom Argentina which are traded on the Buenos Aires Securities Market, or Mercado de Valores de Buenos Aires S.A., promoted and formulated by Fintech. Additional information regarding the OPA is available in “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in the “EDGAR” section (Telecom Argentina) of the SEC in www.sec.gov. Unless specifically incorporated by reference herein, the information contained or accessible through such websites should not be considered a part of this Annual Report.

On March 7, 2016, ENACOM Resolution No. 277/16 authorized the transfer of Sofora’s majority shareholder stake to Fintech, and on March 8, 2016, the transaction to transfer Telecom Italia Group’s 51% stake in Sofora to Fintech was completed. As a result, Fintech replaced the Telecom Italia Group as the indirect controlling shareholder of Nortel and Telecom Argentina.

As of the date of this Annual Report, Sofora’s shares belong to Fintech (68%) and to W de Argentina — Inversiones S.A. (32%). Additionally, Fintech has 18,086,059 Class B shares that represent 1.837% of Telecom Argentina’s total capital stock. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

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

Legal Framework

New Law of Promotion of Registered Labor and Prevention of Labor Fraud

On June 2, 2014, Law No. 26,940 Ley de Promoción del Trabajo Registrado y Prevención del Fraude Laboral was published in the Official Bulletin. The new law, among other topics, establishes a Public Record of Employers with Labor Sanctions (“Repsal”) and defines a series of labor and social security infringements as a result of which an employer shall be included in the Repsal.

The employers included in the Repsal shall be subject to different types of sanctions, such as the inability to access public programs, benefits, subsidies or credit from state-owned banks, the inability to enter into contracts with the National Government, the inability to receive licenses of property owned by the National Government, or the inability to participate in the awarding of concessions of public services and licenses. In turn, the employers who are repeat offenders for the same infringement for which they were added to the Repsal within a 3-year period after the first final sanction decision shall not be able to deduct from their income tax the expenses related to their employees during the period that the employer remains included in the Repsal.

As of the date of this Annual Report, Telecom Argentina has no sanctions registered in the Repsal. However, if sanctions are applied in the future, it could have a significant impact on the Group’s financial position, result of operations and cash flows.

New Federal Civil and Commercial Code

On October 8, 2014, Law No. 26,994 was published in the Official Bulletin, pursuant to which a new Federal Civil and Commercial Code was approved. Law No. 26,994 became effective on August 1, 2015.

The Code unified civil and commercial matters (previously regulated in separate Codes) and derogated and amended other civil and commercial standards. Particularly, the new Code modified the General Corporations Law and the Consumers’ Defense Law.

Some of the main amendments of the new Code are the definition of new contractual structures that previously were only admitted by the legal jurisprudence, amendments to the civil liabilities and modifications of statute of limitation.

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

As of the date of this Annual Report, national authorities have not applied to the Telecom Group any measure in connection with this law and the Telecom Group does not expect significant impacts arising from this Law.

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

Law No. 26,993 creates the Prior Mediation Service for Consumer Relation Conflict Resolution (in Spanish, “COPREC”) to intervene in complaints made by consumers or users which arise in the consumer relations field, and for complaints involving amounts which do not exceed an amount equivalent to 55 (fifty five) Minimum, Vital and Flexible Salaries (“Salario Mínimo Vital y Móvil”, the minimum wage to be paid to an employee as set by the Government). The participation of COPREC is mandatory and prior to any complaint before the Audit in Consumer Relations (new entity created by the Law), or, if applicable, to any claim filed before the Federal Justice in Consumer Relations (“Relaciones de Consumo”). The mediation mechanism through the COPREC has been in effect since the Law was promulgated.

The Law also creates an Audit in Consumer Relations entity (the “Audit”) and the Federal Justice in Consumer Relations. The first entity has the capacity to intervene in complaints involving amounts which do not exceed an amount equivalent to 15 (fifteen) Minimum, Vital and Flexible Salaries, and the second entity has the capacity to intervene in complaints involving amounts which do not exceed an amount equivalent to 55 (fifty five) Minimum, Vital and Flexible Salaries. As of the date of this Annual Report neither the Audit nor the Federal Justice in Consumer Relations are pending implementation.

Law No. 27,181 “Statement of public interest in the protection of the National Government’s equity interest that are part of the FGS investment portfolio (Sustainability Guarantee Fund)

On October 6, 2015 Law No. 27,181 was published in the Official Bulletin. Law No. 27,181:

(i) declares of public interest the protection of the National Government’s equity interest in the investment portfolio of the Sustainability Guarantee Fund of the Argentine Pension Integrated System (FGS) and its equity interests in companies in which the National Government is a minority shareholder or where the Ministry of Economy and Public Finances holds shares or equity interest. Transfer of those interests is forbidden without prior authorization by two-thirds of the National Congress; and

(ii) creates the “Agencia Nacional de Participaciones Estatales en Empresas” (National Agency for Government Equity Interests in Companies) (ANPEE), as a decentralized body within the PEN that will be responsible for the implementation of policies and actions involving the corporate rights of the above-mentioned equity interests and for the oversight of the respective representatives of the National Government or the FGS or body proposed by them in said enterprises or companies. As of the date of this Annual Report this Agency has not been constituted.

See “Item 7—Major Shareholders and Related Party Transactions—Ownership of Telecom Argentina Common Stock” in the Telecom Argentina Form 20-F incorporated herein by reference.

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

The Foreign Operator bills the Telecom Group for the calls made and received by their roaming customers at the rate agreed upon in the applicable roaming agreement. Telecom Group then bills these customers according to the specific roaming fees in their subscription agreement. Likewise, they bill the Foreign Operator for the calls made and received by its clients using the Telecom Group’s networks for those calls, at the roaming rate agreed upon in the applicable roaming agreement, and then the Foreign Operator bills its clients according to their customer agreements. Roaming agreements do not, generally, contemplate other fees or disbursements.

In 2015, the consolidated impact on net profit (loss) arising from Telecom Group’s roaming agreements with MCI was as follows:

•                  Telecom’s total revenues under roaming agreements with MCI were approximately P$3 thousand.

•                  Telecom’s total charges paid under roaming agreements with MCI were approximately P$3 thousand.

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

Also, as of December 31, 2015, the amount for receivables for these concepts pending to collect was approximately P$6 thousand.

The purpose of Telecom Group’s roaming agreements is to provide their customers with coverage in areas where they do not own networks. For that purpose, they intend to continue maintaining their roaming agreements.

ii)            Commercial Agreements with International Carriers (fixed services):

Telecom maintains commercial agreements with international carriers from countries other than Iran, which permit those carriers to deliver traffic from Iran to its networks and from its networks to Iran. Telecom Argentina and Telecom USA’s total charges paid under commercial agreements with international carriers regarding delivery of traffic to Iran were approximately P$6,022 thousand.

Regarding incoming traffic, Telecom Argentina and Telecom USA charge the relevant international carrier for their traffic terminated in Telecom’s network. Consequently, Telecom Argentina and Telecom USA do not know the country of origin of such traffic.

Telecom Italia Group

We are also required to disclose our affiliates’ activities relating to Iran as of December 31, 2015. We have been informed that other members of the Telecom Italia Group also have entered into roaming agreements with Iranian telecommunications operators. The information in this Section is based solely on information provided to us by our former parent as of December 31, 2015, Telecom Italia S.p.A., for purposes of complying with our obligations under Section 13(r) of the Exchange Act. Information set forth below is for the consolidated Telecom Italia Group and includes the impact of our revenues and charges described above.

The Telecom Italia Group operates one of the largest mobile networks in Italy. Through its foreign subsidiaries, Telecom Italia also has large mobile operations in Brazil (Tim Participações S.A. by means of its subsidiary TIM Celular S.A.) and until March 8, 2016, in Argentina and Paraguay (Telecom Argentina through its subsidiaries Telecom Personal and Núcleo).

Telecom Italia informs us that the only activities that Telecom Italia has that, to its knowledge, relate in any way to Iran are:

•                  roaming agreements with the following Iran mobile phone operators: Taliya, KFZO — TKC (former Payam Kish), Rightel Communication, Irancell (MTN) and Mobile Company of Iran (MCI); and

•                  a commercial relationship for the delivery of traffic from Iran to its networks and from its networks to Iran (“International Carrier Agreements”). To this end, its subsidiary Telecom Italia Sparkle S.p.A. (“TI Sparkle”), directly and indirectly through its subsidiaries, entered into agreements with Telecommunication Company of Iran. In addition, Telecom Italia S.p.A. has also entered into certain agreements for the provision of TLC services (marine radio traffic) with Telecommunication Company of Iran for services to Islamic Republic of Iran Shipping Lines.

Roaming. Telecom Italia informs us that in 2015, the impact on Telecom Italia Group net profit (loss) arising from such roaming contracts is analyzed as follows:

•                  its total revenues from roaming agreements with Iranian networks were approximately 423 thousand euros; and

•                  its total charges from roaming agreements with Iranian networks were approximately 450 thousand euros.

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

Telecom Italia informs us that in 2015, the impact on its net profit (loss) arising from the above International Carrier Agreements is analyzed as follows:

•                  its total revenues from traffic from networks located in Iran to its networks were approximately 709 thousand euros; and

•                  its total charges from traffic to networks in Iran from its networks were approximately 3,910 thousand euros.

The purpose of this agreement is to allow exchange of international traffic. Consequently, Telecom Italia intends to continue maintaining this agreement.

According to Telecom Italia information, all such amounts of revenues and charges are de minimis with respect to Telecom Italia consolidated revenues and operating expenses, respectively.

Activities relating to Syria and Sudan

In addition to the mandatory disclosure regarding the activities related to Iran described above, below we describe Telecom’s activities that directly or indirectly relate to Syria and Sudan (designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls) (“Designated Countries”):

i)                                         Roaming agreements (mobile services)

Operators of mobile telecommunications networks, including Telecom Personal and Núcleo, enter into roaming agreements with other operators of mobile telecommunications networks in the ordinary course of business. See “—Activities relating to Iran—Telecom Group” for a description of roaming agreements.

Telecom maintains roaming agreements with MTN Sudan Co. Ltd, in Sudan and MTN Syria (formerly Spacetel) in Syria. The purpose of all of these roaming agreements is to provide its customers with coverage in areas where it does not own networks. In order to remain competitive and maintain such coverage, it intends to continue maintaining these agreements.

As of December 31, 2015, the approximate revenues, expenses, receivables and payables from roaming agreements with the Designated Countries were as follows:

	December 31, 2015
	Revenues	Expenses	Receivables	Payables
Roaming agreements (mobile services)	In thousands of P$
Syria	—	2	—	54
Sudan	—	(a)	3	—
Total	—	2	3	54
% of respective consolidated total amounts	—	(b)	(b)	0.001%

(a) Less than P$ 0.5 thousand.

(b) Less than 0.001%.

(ii)        Commercial Agreements with International Carriers (fixed services):

Telecom also maintains commercial agreements with international carriers from countries other than the Designated Countries which permit those carriers to deliver traffic from the Designated Countries to its networks and from its networks to such countries.

Regarding outgoing traffic, during 2015, Telecom Argentina has sent traffic to the Designated Countries mainly through PTGi International Carrier Services (United States) and Verizon (United States).

As of December 31, 2015, the total approximate expense for delivery of traffic terminated in the Designated Countries was:

Commercial Agreements with International Carriers (fixed services)	December 31, 2015
In thousands of P$
Syria	230
Sudan	—
Total outbound costs	230
% of consolidated operating expenses	0.001%

Regarding incoming traffic, Telecom Argentina and Telecom USA charge the relevant international carrier for their traffic terminated in Telecom’s network. Consequently, Telecom Argentina and Telecom USA do not know the country of origin of such traffic.

Accordingly, their total payables and receivables from international carriers include those balances arising from traffic related with the Designated Countries but it is not possible to segregate them.

The outbound costs described in the table above are wholly immaterial with respect to Telecom’s consolidated operating expenses for the period presented.

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

Management Overview

Telecom is considered one of the leading companies in the Argentine telecommunications sector. The Telecom Group continued focusing on business growth and innovation by launching various services and products aimed to improve its customers’ experience by adding content, interactivity and convenience to communication.

As of December 31, 2015, the Telecom Group had 22.2 million mobile subscribers, 4.0 million of fixed lines in service and 1.8 million fixed Internet Accesses (equivalent to 45% of fixed lines in service), with growth in the higher value segments together with an improvement in all customer satisfaction metrics.

To promote the expansion of business, capital expenditures amounted to P$10,100 million in 2015, equivalent to 25% of consolidated revenues, which included P$ 2,256 million for the acquisition of 4G licenses. Investments made by the Telecom Group and the future investments that will enable the 4G network deployment, are clear evidence of Telecom’s commitment to its customers.

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

Continuing the trend of prior years, revenues in 2015 grew by 21% compared to 2014, reaching P$40,496 million, and grew by 22% in 2014 compared to 2013, reaching P$33,341 million. Operating income before depreciation and amortization in 2015 increased P$2,164 million as compared to 2014, reaching P$10,866 million (equivalent to 27% of total revenues), while in 2014 it increased P$1,138 million as compared to 2013, reaching P$8,702 million (equivalent to 26% of total revenues). Operating income increased P$786 million in 2015 as compared to 2014, reaching P$6,229 million (equivalent to 15% of total revenues) while in 2014 it increased P$925 million as compared to 2013, reaching P$5,443 million (equivalent to 16% of total revenues). Net income decreased

P$294 million in 2015 as compared to 2014, reaching P$3,435 million (equivalent to 8% of total revenues), while it increased P$475 million in 2014 as compared to 2013, reaching P$3,729 million (equivalent to 11% of total revenues). Net income attributable to Telecom Argentina decreased P$270 million in 2015 as compared to 2014, reaching P$3,403 million, while it increased P$471 million in 2014 as compared to 2013, reaching P$3,673 million.

For a discussion of the factors that may affect our results of operations see “Item 3—Key Information—Risk Factors” and “—Years ended December 31, 2015, 2014 and 2013—Factors Affecting Results of Operations” and “—Trend Information” below.

For a detailed analysis of Telecom’s results of operations for fiscal year 2015, see “Item 5—Operating and Financial review and Prospects—(a) Consolidated—Years ended December 31, 2015, 2014 and 2013,” included in the Telecom Argentina Form 20-F incorporated herein by reference.

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

After the above-mentioned crisis, the Argentine economy began a new period of rapid growth. Argentina’s GDP increased for six consecutive years, from 2003 to 2008. However, the international financial crisis of 2008 affected the country decreasing its growth rate significantly to 0.1% in 2009. Throughout 2010 and 2011, the economy showed a rapid and strong recovery growing at a 9.5% and 8.4% annual rate respectively, but in 2012 a slowdown affected the economy and growth was reduced to 0.8%. In 2013, better economic conditions helped to increase by 2.9% the economic activity, but a new slowdown was registered during 2014 as growth rate decreased to 0.5%. As of the date of this Annual Report, the provisional figures of Argentina’s estimated GDP for 2015 published by the INDEC is 2.1%.

Inflation continued to be the main concern for the economy. According to official statistics reported by the INDEC, the consumer price index rose 9.5% in 2011, 10.8% in 2012 and 10.9% in 2013. Since January 2014, a new consumer price index is being published aimed at improving the accuracy of the macroeconomic statistics. In 2014 the new consumer price index (“IPCNu”) showed an increase of 23.9%. In addition, the INDEC estimates that the Argentine wholesale price index increased by 12.7% in 2011, 13.1% in 2012, 14.8% in 2013 and 28.3% in 2014.

On January 8, 2016, President Macri’s administration issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016. During this state of emergency, the INDEC has suspended and will suspend publication of certain statistical data (regarding prices, poverty, unemployment and GDP) until it completes a reorganization of its technical and administrative structure capable of producing sufficient and reliable statistical information. Under these circumstances the INDEC has recommended the use of alternative indexes published by San Luis Province and by the Autonomous City of Buenos Aires, which are an integral part of the National Statistic System, until a new index in compliance with international standards will be produced. The national CPI and the national wholesale Price index published by the INDEC for the period January-October 2015 was 11.9% and 10.6%, respectively. Additionally, CPI published by the San Luis province and by the Autonomous City of Buenos Aires (CABA) for the period November-December 2015 were 9.5% and 6.0%, respectively.

For further detail regarding Argentine economic conditions see “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.”

Economic activity closed 2015 with a slow and fragile performance. The telecommunications sector was also affected by this context. The global economy evidenced mixed results with strengthened U.S. economic activity in comparison with Eurozone countries, while emergent economies such as China and Brazil have significantly reduced their expansion rates and registered strong depreciations in their FX rates, thus impacting Argentine external competitiveness. Overall household consumption has maintained a slight positive performance, but far from high levels reached in previous years.

During the period between 2005 and 2007, the peso remained relatively stable against the U.S. dollar, with US$1.00 trading within a range of P$2.86 to P$3.16. However, the international financial crisis created uncertainty that affected the Argentine exchange rate, as reflected by a peso/dollar exchange rate increase of 9.5% and 10.1% per year in 2008 and 2009, respectively. The peso/dollar exchange rate was relatively stable in 2010 and 2011, ending 2010 at P$3.98 per US$1.00 and 2011 at P$4.30 per US$1.00, increasing 4.7% and 8.0% respectively. In 2012, 2013 and 2014, the pace of peso devaluation accelerated to 14.4%, 32.5% and 31.1% respectively; and the official exchange rate ended the year at a P$8.55 per US$1.00. In December 2015, the Macri administration lifted many of the restrictions to access the FX markets and the multiple exchange rate system was unified into a floating rate regime. As a consequence, a significant depreciation of the peso occurred, ending 2015 at P$13.04 per US$1.00 and increasing 52.5%. In addition, on April 21, 2016 the BCRA published Communication “A” 5955, whereby the limits for access to the MULC for payments of foreign accounts payables related to goods and services were eliminated establishing that starting on the following day access to the market for such payments is unlimited, subject to the compliance of the foreign exchange norms in force. On April 26, 2016, the exchange rate was P$14.31= US$1.00.

As the substantial majority of Telecom’s property and operations are located in Argentina, macroeconomic and political conditions will continue to affect us. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general and Telecom’s operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including ours. While Telecom’s business continued growing in 2015, its operating results, financial condition and cash flows remain vulnerable to fluctuations in the Argentine economy. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina.”

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

Revenues from upfront connection fees for fixed, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract or, in the case of indefinite period contracts, over the average period of the customer relationship (approximately eight years for the fixed telephony customers). Therefore, these revenues are influenced by the estimated expected duration of customer relationships for indefinite period contracts.

Revenues are also subject to estimations of the traffic measures. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on the traffic and are accrued at the end of the month. In addition, revenues from unexpired prepaid charges made by customers are recognized on the basis of the minutes used, at the contract price per minute.

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

For the years presented, Telecom estimated that there are no indicators of impairment of assets that are subject to amortization, except for the impairment net loss of certain assets amounting to P$116 million in Telecom Argentina and P$114 million in Telecom Personal in 2015. In addition Telecom estimated an impairment net loss of P$25 million in 2014 (an impairment loss of P$61 million, net of an impairment reversal of P$36 million). See Note 3.k to our Consolidated Financial Statements.

However, changes in Telecom’s current expectations and operating assumptions, including changes in Telecom’s business strategy, technology, competition, changes in market conditions or regulations, could significantly impact these judgments and could require future adjustments to the carrying amount of recorded assets.

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

Personal’s net cash flows projection is denominated in Argentine Pesos, its functional currency. However, due to the fact that there is no prevailing long-term discount rate in pesos available in the market, Personal: (a) has converted such peso-denominated cash flows into U.S. dollars using future estimated exchange rates applicable to each period; and (b) has discounted these U.S. dollar-denominated cash flows at an annual U.S. dollar rate of approximately 12.4% in order to obtain the recoverable value of intangible assets with indefinite useful life.

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

Income Taxes and Recoverability Assessment of Deferred Income Tax Assets and Other Tax Receivables

We are required to estimate our income taxes (current and deferred) in Nortel and each of the companies of the Telecom Group according to a reasonable interpretation of the tax law in effect in each jurisdiction where the companies operate. This process may involve complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized for all deductible temporary differences to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets requires estimating future taxable income based on our projections and takes into account conservative tax planning.

The recoverability assessment of the income tax receivable related to Telecom Argentina’s action for recourse filed during 2015 regarding the amounts paid in excess in the 2009 income tax affidavit is based on the existing legal arguments and of the future behavior of the National Tax Authority and of the National court (see Note 14 to our Consolidated Financial Statements).

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

Receivables and Payables Valued at Amortized Cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long-term receivables and payables. The estimated discount rate used to determine the discounted cash flow of long-term receivables and payables is an annual rate in pesos of approximately 34% for year 2015. Additionally, the estimated discount rate used to determine the discounted cash flow of long-term receivables and payables is an annual rate in pesos ranging between 20% and 35% for year 2014. The estimated discount rate used to determine the discounted cash flow of long-term receivables in U.S. dollars is an annual rate of 13% for year 2015 and an annual rate ranging between 8% and 13% for year 2014. Discount rates in Guaraníes for loans were 9.96% in 2015 and 2014, and for accounts receivables were 9.8% in 2015 and 2014. The difference between the initial fair value and the nominal amount of receivables and payables is recognized as finance income or expense using the effective interest method over the relevant period.

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

Allowance for Doubtful Accounts

Telecom maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make the required payments. Telecom bases its estimates on the aging of its accounts receivable balances, its historical write-offs, customer creditworthiness and changes in its customer payment terms when evaluating the adequacy of its allowance for doubtful accounts. If the financial condition of Telecom’s customers were to deteriorate, the actual write-offs could be higher than expected.

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

Years ended December 31, 2015, 2014 and 2013

For purposes of these sections, the fiscal years ended December 31, 2015, 2014 and 2013 are referred to as “2015,” “2014” and “2013,” respectively.

Our results of operations (which include Telecom’s results of operations) are determined in accordance with IFRS. The Telecom Group provides customers with a broad range of telecommunication services. To fulfill its purpose, it conducts different activities that are distributed among the companies in the Group. Each company represents an operating segment. These operating segments have been aggregated into the following segments according to the nature of the products and services provided and economic characteristics:

Segment	Company of the Telecom Group / Operating Segment
Fixed Services	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (i)
Personal Mobile Services	Personal
Núcleo Mobile Services	Núcleo
Envíos (ii)

(i)             Dormant entity as of December 31, 2015, 2014 and 2013. On April 21, 2015, the Ordinary, Extraordinary and General Shareholders’ Meeting of Micro Sistemas (second tranche) approved the modification of its corporate purpose. Micro Sistemas is currently analyzing the business opportunities for the future.

(ii)          Envíos was officially registered in the Commercial Public Register of Paraguay in October 2014 and commenced its operations in January 2015.

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

•                  Personal Mobile Services and Núcleo Mobile Services’ service offerings include voice communications, high-speed mobile Internet content and applications download, MMS, SMS, online streaming, corporate e-mail and social network access, among others; and sale of mobile communication devices (handsets, tablets, modems, mifi and wingles). The services are supported in the different technologies of the mobile network (2G/3G/4G).

The following table shows a breakdown of Telecom’s revenues by business segment for the years ended December 31, 2015, 2014 and 2013:

	2015		2014		2013
Segment	Revenues (1) (P$ million)	% of Consolidated Revenues	Revenues (1) (P$ million)	% of Consolidated Revenues	Revenues (1) (P$ million)	% of Consolidated Revenues

Fixed Services	10,736	26.5	8,559	25.7	7,006	25.7
Personal Mobile Services	28,054	69.3	23,204	69.6	19,129	70.1
Núcleo Mobile Services	1,706	4.2	1,578	4.7	1,152	4.2
TOTAL	40,496	100.0	33,341	100.0	27,287	100.0

(1)         Includes service revenues and equipment sales and the effect of elimination of intersegment transactions.

Management’s explanations under “—(B) Results of Operations by Segment” below regarding changes in financial condition and results of operations for years 2015, 2014 and 2013 related to segments of the Company have been provided based on financial information under IFRS as disclosed in Note 28 to our Consolidated Financial Statements.

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

Impact of Political and Economic Environment in Argentina. Levels of economic activity affect Telecom Argentina’s customers’ consumption of local and long-distance traffic, the demand for new fixed lines, Broadband and mobile services and the levels of uncollectible accounts and disconnections. Demand for Telecom’s services and the amount of revenues it collects is also affected by inflation, the evolution of consumption in the economy, exchange rate variations and the rate of unemployment, among others. The same factors, but to a lesser degree, affect the activity of Núcleo, that operates in Paraguay.

Rate Regulation. Revenue from Telecom’s Fixed Services segment depends principally on the number of lines in service, the minutes of use or “traffic” for local and long-distance services and the rates charged for services. Until the coming into force of the LAD, the rates that Telecom Argentina charged in its fixed telephony service (including both monthly basic charges and measured service charges), installation charges, public telephone charges and charges for Internet Dial-Up traffic (“Regulated Services”) were subject to regulation. In the years presented, revenues were affected by the Pesification and freezing of regulated rates. The impact of the rate Pesification on Telecom Argentina’s results of operations has been particularly relevant in recent years as a result of inflationary pressures on Telecom Argentina’s costs structure. See “Item 3—Key Information—Risk Factors” and “—Economic and Political Developments in Argentina.”

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

Personal and Núcleo subscriber bases continued to expand in 2015 although at lower rates than those of previous years due to the level of maturity and the high penetration of mobile services in the market. Value Added Services continued to be one of the main drivers of revenue growth in the mobile services business.

Technology Developments and Capital Expenditures. Improvements in technology influence demand for services and equipment by Telecom’s customers. For example, demand for fixed-line telecommunications services has been affected by continued significant growth in mobile business. Growth in the fixed-services business at present is being driven by the expansion of Broadband for individuals and corporations. The increase in Broadband adoption has also proven to be a critical factor in facilitating the offering of Value Added Services to customers and the bundling of services. In the fixed-services business, Telecom must invest in its fixed-line network and information technology. Specifically, in Internet services, it must constantly upgrade its Access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of its services.

In the mobile business, to provide its subscribers with new and better services, Personal has to enhance its mobile networks extending 3G and 4G technology and bandwidth for mobile data transmission. Moreover, taking into account the frequencies acquired, Personal must develop a LTE infrastructure expeditiously, according to regulatory requirements and the mobile market development.

In addition, as new technologies develop, equipment may need to be replaced or upgraded and network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures. See “Item 4—Information on the Company—Capital Expenditures.”

Devaluation of the Peso. The peso has been subject to significant devaluations in the past and may be subject to fluctuation in the future. In recent years, there was a significant devaluation which amounted to approximately 52.5% in 2015 and 31.1% in 2014. The majority of Telecom’s revenues are received in pesos whereas a portion of the materials and supplies related to the construction and maintenance of its networks and services are incurred in foreign currencies. Also, the freezing of Telecom’s regulated rates in the fixed services and the high level of competition limited its ability to transfer to its customers the fluctuations in the exchange rates between the peso and the U.S. dollar and other currencies. In addition, any devaluation of the peso against foreign currencies may increase operating costs and capital expenditures, which will adversely affect Telecom’s results of operations, considering the net effect on revenues and costs.

Increase in Inflation. In the past, Argentina has experienced periods of high inflation. In recent years, inflation levels have been increasing and have remained relatively high. The economic recovery, a higher increase in public spending or a fast devaluation of the Argentine peso could lead to higher inflation. Any increase in inflation levels not accompanied by an increase in the rates Telecom charges its customers could adversely affect Telecom’s results of operations in nominal and real terms. See “Item 3—Key Information—Risk Factors—Risks relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.”

In compliance with the provisions of IAS 29, Telecom’s Management periodically verifies the evolution of official statistics as well as the general factors of the economic environment in the countries in which the Telecom Group operates. It should be mentioned that if the qualitative and/or quantitative characteristics to consider an economy as a hyperinflationary economy set out in IAS 29 occur, the restatement of financial statements must be made retroactively from the date of the revaluation used as deemed cost (in the case of Group companies located in Argentina, since February 2003) or from the acquisition date for assets acquired after that date.

On the basis of the analysis made by Telecom’s Management and other evidence available at the date of this Annual Report, Telecom’s Management concluded that Argentina does not qualify as a “hyperinflationary” country in terms of IAS 29. We believe that the periodic assessment of the macroeconomic environment in Argentina and the possible restatement of financial statements in accordance to IAS 29, represent an element of care and concern for investors, analysts and regulators of capital markets where Argentine companies list their equity and debt securities, because of the significant impact that such restatement might have on their financial position and results of operations, including the Telecom Group. See Note 1.e) to our Consolidated Financial Statements, for a description of the IAS 29 analysis.

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

(A)  Consolidated Results of Operations

In the year ended December 31, 2015, we reported net income of P$3,434 million, compared to net income of P$3,726 million for the year ended December 31, 2014, and net income of P$3,209 million for the year ended December 31, 2013. Net income attributable to Nortel decreased P$148 million in 2015 as compared to 2014, reaching P$1,891 million, while it increased P$319 million in 2014 as compared to 2013, reaching P$2,039 million, from P$1,720 million reported in 2013.

Consolidated revenues in 2015 were P$40,496 million compared to P$33,341 million in 2014 and P$27,287 million in 2013. The increase of P$7,155 million in 2015 (a 21% increase) can be largely attributed to the growth in the Personal Mobile Services segment including handset revenues and in Internet and Data services included in the Fixed Services segment.

In 2015, operating expenses (including depreciation and amortization and gain on disposal of PP&E and impairment of PP&E) totaled P$34,334 million, representing an increase of P$6,370 million, or 23%. The increase in costs is mainly a consequence of higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services related to higher supplier prices, the increase in taxes and fees with the Regulatory Authority, the increase of VAS costs, the increase in bad debt expenses, higher provisions costs, higher agents’ commissions and higher depreciation and amortization of PP&E and intangible assets.

In 2014, operating expenses (including depreciation and amortization and gain on disposal of PP&E and impairment of PP&E) totaled P$27,964 million, representing an increase of P$5,114 million, or 22%. The increase in costs is mainly a consequence of higher revenues, higher expenses related to competition in the mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services due to higher supplier prices, the increase in the cost of equipment and handsets, the increase in taxes and fees with the Regulatory Matters, the increase of VAS costs, the effect of the appreciation of the Guaraní (+41% year over year) with respect to the Argentine peso, affecting the operations in Paraguay, a decrease in provisions charges and an increase in agents’ commissions capitalized as SAC, which partially mitigated the increase in operating costs.

Telecom’s regulated fixed telephony service (7% of the consolidated revenue in 2015 vs. 7% in 2014) was affected by the freezing of regulated rates in early 2002; the increase in the 2015 structure of operating expenses (including depreciation and amortization and gain on disposal of PP&E and impairment of PP&E) for the Fixed Services segment (24%) is slightly higher to the increase in revenues including intersegment revenues (22%).

(A.1)  2015 Compared to 2014

	Years Ended December 31,				Change by segment (1)
	2015	2014	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services	Nortel
	(P$ million)%				(P$ million)
Revenues	40,496	33,341	21	7,155	2,177	4,850	128	—
Other Income	43	47	(9)	(4)	12	(16)	—	—
Operating expenses (without depreciation and amortization)	(29,697)	(24,705)	20	(4,992)	(1,814)	(3,031)	(143)	(4)
Operating income before depreciation and amortization (2)	10,842	8,683	25	2,159	375	1,803	(15)	(4)
Depreciation and amortization	(4,438)	(3,243)	37	(1,195)	(296)	(870)	(29)	—
Gain on disposal of PP&E and impairment of PP&E	(199)	(16)	n/a	(183)	(100)	(84)	1	—
Operating income	6,205	5,424	14	781	(21)	849	(43)	(4)
Financial results, net	(1,067)	277	n/a	(1,344)	(471)	(841)	(43)	11
Income tax expense	(1,704)	(1,975)	(14)	271	248	20	7	(4)
Net income	3,434	3,726	(8)	(292)	(244)	28	(79)	3

Net income attributable to:
Nortel (Controlling Company)	1,891	2,039	(7)	(148)
Non-controlling interest	1,543	1,687	(9)	(144)

(1)         Includes the effect of eliminations of Intersegment transactions.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

Revenues

	Years Ended December 31,				Change by segment (1)
	2015	2014	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ million)%				(P$ million)
Voice	13,854	11,766	18	2,088	557	1,565	(34)
Data	9,249	9,467	(2)	(218)	310	(510)	(18)
Internet	11,377	7,045	61	4,332	1,302	2,919	111
Service Revenues	34,480	28,278	22	6,202	2,169	3,974	59
Equipment (2)	6,016	5,063	19	953	8	876	69
Revenues	40,496	33,341	21	7,155	2,177	4,850	128

(1)         Net of the Intersegment revenues effect.

(2)         This item is composed of voice, data and Internet equipment in each year.

During 2015, total consolidated revenues increased by 21% to P$40,496 million from P$33,341 million in 2014, mainly driven by our mobile, Broadband and data transmission businesses.

Consolidated revenues for 2015 and 2014 are comprised as follows:

Voice

Revenues from voice services increased 18% to P$13,854 million in 2015 from P$11,766 million in 2014. Revenues from voice services represented 34% of our total consolidated revenues for 2015 compared to 35% of our total consolidated revenues for 2014.

Fixed services

Revenues from voice services represented 40% of our total Fixed Services segment revenues attributable to third parties for 2015 compared to 44% for 2014.

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

Revenues from voice-retail increased 16% to P$3,304 million and were affected by the freezing of regulated rates in early 2002. Revenues from regulated rate services represented 26% of our total segment revenues in 2015 compared with 28% in 2014. See “—Regulatory and Legal Framework—Regulatory Framework—Filings of Telecom Argentina under the LAD” in the Telecom Argentina Form 20-F incorporated herein by reference for a description of the new rates of SBT informed by Telecom Argentina to the Regulatory Authority and also see “—(B) Results of Operations by Segment— (B.1) Fixed Services Segment—Revenues—Voice-retail” for a description of the services included as voice-retail.”

Monthly basic charges and supplementary services increased P$203 million or 17% to P$1,406 million in 2015 from P$1,203 million in 2014. Such growth was mainly due to an increase of their prices (mainly due to an increase in monthly basic prices in the Business Segment of approximately 55% and an average increase of 14% in the prices of supplementary services).

Measured service charges increased 17% to P$1,800 million in 2015 from P$1,541 million in 2014. The increase was mainly due to the increase in plans prices (both in local and long national distance), while customers remain stable.

Voice-wholesale revenues (including fixed and mobile interconnection revenues, together with the revenues generated by the subsidiary Telecom Argentina USA amounting to P$151 million) amounted to P$1,035 million in 2015 (+11% vs. 2014).

Interconnection services reached P$689 million in 2015, an increase of P$68 million or 11% vs. 2014. Other wholesale revenues reached P$346 million in 2015, an increase of P$38 million or 12% compared to 2014. The increase was mainly due to higher prices related to cell sites rentals due to the variation of the P$/US$ exchange rate.

Personal Mobile services

Revenues from voice services represented 32% of our total Personal Mobile Services segment revenues attributable to third parties for 2015 compared to 31% for 2014.

Voice services mainly include revenues from monthly basic charges, airtime usage charges and roaming charges to our customers for their use of our and other carriers’ networks, CPP, TLRD and roaming charges to other mobile service providers whose customers use our network.

Voice-retail revenues reached P$6,964 million in 2015 (+31% vs. 2014). The increase was mainly due to the increase in monthly charges prices for the post-paid and “Cuentas Claras” subscribers (+30% vs. 2014) and prepaid services (+22% vs. 2014), and because of the positive variation of the subscribers base in “Cuentas Claras” (+5.6% vs. 2014).

Voice-wholesale revenues to third parties reached P$1,884 million in 2015 (-4% vs. 2014). The decrease was mainly due to the decrease in interconnection traffic (TLRD and CPP).

In Núcleo Mobile Services segment, voice revenues decreased 5% to P$667 million in 2015 compared to P$701 million in 2014.

Data and Internet

Revenues from data and Internet services increased 25% to P$20,626 million in 2015 from P$16,512 million in 2014. Revenues from data and Internet represented 51% of our total consolidated revenues for 2015 compared to 50% of our total consolidated revenues for 2014.

In the Mobile Services segments, data and Internet services mainly include SMS, contents via SMS, MMS, Browsing and Internet. Revenues from data and Internet in the Personal Mobile segment increased 22% to P$13,410 million in 2015 from P$11,001 million in 2014.

As a consequence of the increase in the usage of VAS (Internet and data), the ARPU increased to P$91.5 per month in 2015 (vs. P$74.2 per month in 2014) in the Personal Mobile Segment.

Data

Revenues from data services in the Fixed segment increased 21% to P$1,780 million in 2015 from P$1,470 million in 2014. These revenues were generated focusing on Telecom’s position as an integrated ICT provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to higher prices of these services related to the variation of the P$/US$ exchange rate (mainly due to an increase in prices of the product Integra of 16% vs. 2014 and in prices of VPN-IP services of 34% vs. 2014) and to the increase in the number of customers of Innovation services (mainly due to an increase in the number of customers of Integra of 8% vs. 2014 and in the number of customers of VPN-IP services of 0.2% vs. 2014).

Mobile data revenues reached P$7,469 million (-7% vs. 2014). The decrease was due to lower revenues from the principal item of VAS revenues, SMS consumption in Personal Mobile Services Segment, which decreased 15%. Notwithstanding, this effect was partially offset with a constant increase of the SMS with content sales, as a result of several campaigns launched by Personal (where its inter-annual variation amounted to +P$192 million or +7%).

Internet

Internet revenues in the Fixed segment increased 40% to P$4,556 million in 2015 from P$3,254 million in 2014. The increase was mainly due to the substantial expansion of the Broadband service (+2% of access lines vs. 2014), and an increase in average prices resulting in an improvement in the ARPU amounted to P$207 per month in 2015 vs. P$153 per month in 2014. As of December 31, 2015 the number of Internet accesses reached approximately 1.8 million equivalent to 45% of fixed lines in service of Telecom Argentina (vs. 43% in 2014), compared to approximately 1.8 million as of December 31, 2014.

Mobile Internet revenues in the Personal Mobile segment increased 88% to P$6,254 million in 2015 from P$3,335 million in 2014. This increase is mainly explained by the increase in browsing services consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by Personal. This growth was fueled by new subscribers, the migration of existing ones to higher-value plans and the increase in subscribers that acquired 3G and 4G handsets, which facilitate Internet browsing.

Equipment

Revenues from equipment increased by 19% to P$6,016 million in 2015 from P$5,063 million in 2014. The Personal Mobile Services segment shows an increase of P$876 million vs. 2014 due to an increase in handset’s average sale price (+56% vs. 2014), with a decrease in handset units sold (-23% vs. 2014), resulting in a higher operating margin. Núcleo Mobile Services segment reached an increase of P$69 million (+77% vs. 2014) due to higher sales of handset units and an increase in handset’s average sale prices.

Other income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2015, other income decreased 9% to P$43 million from P$47 million in 2014.

Operating expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization and gain on disposal and impairment of PP&E) increased by P$4,992 million totaling P$29,697 million in 2015, representing a 20% increase as compared to 2014.

	Years Ended December 31,				Change by segment (1)
	2015	2014	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services	Nortel
	(P$ million)%					(P$ million)
Employee benefit expenses and severance payments	7,258	5,595	30	1,663	1,247	404	11	1
Interconnection costs and other telecommunications charges	2,170	2,074	5	96	41	89	(34)	—
Fees for services, maintenance, materials and supplies	3,929	3,341	18	588	352	219	15	2
Taxes and fees with the Regulatory Authority	3,950	3,303	20	647	95	544	7	1
Commissions	3,193	2,494	28	699	58	598	43	—
Cost of equipment and handsets	4,595	4,143	11	452	10	369	73	—
Advertising	814	792	3	22	(43)	65	—	—
Cost of VAS	1,256	936	34	320	22	280	18	—
Provisions	113	84	35	29	(98)	127	—	—
Bad-debt expense	564	424	33	140	(10)	147	3	—
Other operating expenses	1,855	1,519	22	336	140	189	7	—
Total operating expenses (without depreciation and amortization)	29,697	24,705	20	4,992	1,814	3,031	143	4

(1)         Net of the Intersegment transactions effect.

Employee benefit expenses and severance payments

During 2015, employee benefit expenses and severance payments were P$7,258 million, representing a 30% increase from 2014. This was primarily due to salary increases that Telecom implemented across all segments with several trade unions with respect to the unionized employees and also to non-unionized employees, together with related social security charges.

With a total headcount of 16,229 at the end of 2015 (-1% vs. 2014), lines in service per employee reached 371 in the Fixed Services segment (slightly higher than 2014), 4,005 in the Personal Mobile Services segment (+1% vs. 2014) and 6,225 in the Núcleo Mobile Services segment (+1% vs. 2014).

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to P$2,170 million in 2015 compared with P$2,074 million in 2014. The increase was mainly due to higher TLRD costs (an increase of 23% in traffic minutes and an increase of 15% in prices vs. 2014).

Fees for services, maintenance, materials and supplies

Expenses related to fees for services, maintenance, materials and supplies increased 18% to P$3,929 million in 2015 from P$3,341 million in 2014. Maintenance, material and supplies costs increased 11% vs. 2014 (including obsolescence of inventories) and fees for services increased 24% vs. 2014. The increase was mainly due to higher maintenance costs of network, systems and buildings mainly due to higher costs recognized to suppliers and, as a result of the variation in the P$/US$ exchange rate. Also there was an increase in services, principally Call Center services, because of more calls attended (an increase of P$156 million vs. 2014).

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, tax on deposits and withdrawals from bank accounts, municipal and other taxes) increased 20% to P$3,950 million in 2015 from P$3,303 million in 2014, influenced mainly by the increase in revenues of fixed and mobile services and by the increase of equipment revenues in Argentina.

Commissions

Commissions (including agent, distribution of prepaid cards and other commissions) increased 28%, to P$3,193 million in 2015 from P$2,494 million in 2014. The increase was mainly due to the increase in agents’ commissions (associated with higher revenues) as a result of higher customer acquisition and retention costs recognized to them and outsourced sales commissions and collection commissions, especially in relation to equipment revenues and prepaid cards recharge.

Commissions are net of agents’ commissions capitalized as SAC, which totaled P$1,172 million (+P$259 million or 28% vs. 2014), and it’s directly related to the increase in the “Cuentas Claras” subscribers’ base mainly in the Personal Mobile Services segment and the increase in the commissions prices.

Cost of equipment and handsets

During 2015, the cost of equipment and handsets increased to P$4,595 million from P$4,143 million in 2014, mainly due to an increase in the average unit cost of sales (+40% vs. 2014) partially offset by a decrease in the units of handsets sold (-23% vs. 2014).

Cost of equipment and handsets are net of handset costs capitalized as SAC, P$93 million in 2015, P$10 million or 10% lower than 2014, because of the reduction in subsidies in the Personal Mobile Services segment.

Advertising

Costs related to advertising increased by P$22 million, or 3%, to P$814 million in 2015, mainly due to higher commercial campaigns of Personal related to the launching of the 4G services throughout the country as compared to 2014, especially those related to the new slogan “Hagamos que todo suceda” (“Let’s make it all happen”).

Cost of VAS

Cost of VAS amounted to P$1,256 million (+P$320 million vs. 2014), mainly due to the increase of VAS sales in the Personal Mobile Services segment (mainly the Contents via SMS service) as a consequence of several campaigns launched by Personal.

Provisions

During 2015, we recorded P$113 million in provisions compared to P$84 million recorded in 2014, representing a 35% increase. The increase was mainly due to higher civil and commercial claims (+P$27 million vs. 2014). See Note 17 to our Consolidated Financial Statements for more information.

Bad debt expense

In 2015, bad debt expense amounted to P$564 million, an increase of 33% as compared to 2014, representing 1.4% and 1.3% of consolidated revenues in 2015 and 2014, respectively. The major increase is observed in the Personal Mobile Services segment as a consequence of higher aging of the accounts receivables and higher incidence of handset sales directly financed by Personal to its post-paid and “Cuentas Claras” subscribers.

Other operating expenses

Other operating expenses, which include transportation costs, energy and rentals, among others, increased 22% to P$1,855 million in 2015 from P$1,519 million in 2014 primarily as a result of higher prices on related services, especially in transportation, freight and travel expenses, net of SAC (+P$183 million or 37% vs. 2014); and the increase of rent prices (+P$138 million or 34% vs. 2014), as a result of new agreements and the renegotiation of some of the existing ones.

For a further breakdown of our consolidated operating expenses, see “—Results of Operations by Segment” below.

Operating income before depreciation and amortization

Our consolidated operating income before depreciation and amortization was P$10,842 million in 2015, (representing an increase of P$2,159 million or 25% from P$8,683 million in 2014). It represented 27% and 26% of total consolidated revenues, respectively. This growth was mainly fueled by the Fixed Services segment (+P$418 million or +20% vs. 2014) and Personal Mobile Services segment (+P$1,756 million or 29% vs. 2014).

Depreciation and amortization

Depreciation of PP&E and amortization of intangible assets increased by P$1,195 million, or 37% vs. 2014, to P$4,438 million during 2015. The increase was mainly due to the increase in PP&E depreciation of P$657 million and the increase in the amortization of other intangible assets of P$304 million (mainly due to 3G/4G licenses, which started their amortization in December 2014 and June 2015), and the increase in the amortization of SAC and Service connection costs of P$234 million.

Gain on disposal of PP&E and impairment of PP&E

Gain on disposal of PP&E amounted to P$31 million in 2015 and the impairment loss of PP&E amounted to P$230 million related to projects of Telecom Argentina of P$116 million (P$107 million related to AFA Plus Project), and Telecom Personal of P$116 million (Telecom Personal has assessed the recoverability of a group of former work in progress, recording an impairment of P$44 million equivalent to its book value and an impairment of P$49 million related to the total amount of works related to the discontinuation of the Orga Gold IT project and recorded an impairment of P$21 million related to the mobile access modernization for the introduction of 4G technology).

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

Operating income

During 2015, consolidated operating income was P$6,205 million, representing an increase of P$781 million or 14% from 2014. Operating income represented 15% of consolidated revenues in 2015 versus 16% in 2014.

	Years Ended December 31,		% of Change
	2015	2014	2015-2014
	(P$ million / %)		Increase / (Decrease)
Operating income before depreciation and amortization (1)	10,842	8,683	25
As % of revenues	27	26
Depreciation and amortization	(4,438)	(3,243)	37
As % of revenues	(11)	(10)
Gain on disposal of PP&E and impairment of PP&E	(199)	(16)	n/a
Operating income	6,205	5,424	14
As % of revenues	15	16

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” for a discussion of the use of this measure.

Financial results, net

During 2015, Nortel recorded a net financial loss of P$1,067 million compared to a net financial gain of P$277 million in 2014. This net loss is related to the net financial position, which turned into a net financial debt in 2015 as a consequence of the Group’s higher investments. The variation is mainly due to higher foreign currency exchange losses net of NDF agreement of P$863 million mainly due to the devaluation of local currency in December 2015 and higher interest on loans of P$536 million, partially offset by higher interest on time deposits and other investments of P$62 million.

Income tax expense

Income tax expense amounted to P$1,704 million and P$ 1,975 million in 2015 and 2014, respectively.

The Company’s income tax charge includes four effects: (i) the current tax payable for the year pursuant to tax legislation applicable to each company in the Telecom Group; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria; (iii) the analysis of recoverability of deferred tax assets; and (iv) the action for recourse filed by Telecom Argentina claiming overpaid income tax with respect to fiscal year 2009.

(i)    Regarding current tax expenses, Nortel, Telecom Argentina, Telecom Argentina USA, Personal and Núcleo generated tax profit in fiscal year 2015, resulting in an income tax payable of P$1,733 million versus P$1,754 million in 2014. Fixed Segment income tax expense in 2015 amounted to P$279 million as compared to P$422 million in 2014; Personal’s tax expense, in 2015, amounted to P$1,426 million compared to P$1,302 million in 2014; Núcleo’s tax expense, in 2015, amounted to P$16 million compared to P$25 million in 2014; and Nortel’s tax expense amounted to P$12 million in 2015 compared to P$5 million in 2014.

(ii)   Regarding the deferred tax, the Company recorded a deferred tax expense of P$3 million in 2014, the Fixed Segment recorded a deferred tax benefit of P$26 million and P$19 million, in 2015 and 2014 respectively; Personal recorded a deferred tax expense of P$96 million and P$267 million (mainly due to an increase in deferred tax liabilities of Fixed Assets and the deduction of deferred tax assets related to investments in bonds) in 2015 and 2014, respectively; and Núcleo generated a P$1 million and P$3 million gain in 2015 and 2014, totaling P$69 million and P$248 million expense of deferred tax in 2015 and 2014, respectively.

(iii)  Regarding the analysis of recoverability of deferred tax assets, Personal recorded a recovery of the valuation allowance for deferred tax assets of P$27 million in 2014, while no charges were recorded for Nortel, Telecom Argentina, Telecom Argentina USA and Núcleo in such year.

(iv)  In December 2015, Telecom Argentina filed an action for recourse claiming P$98 million of overpaid income tax in 2009, recording a non-current tax receivable. See Note 14 to our Consolidated Financial Statements.

Net income

For 2015, we recorded net income of P$3,434 million (8% of total consolidated revenues), of which P$1,891 million is attributable to Nortel. The Fixed Services segment accounted for a gain of P$564 million, the Personal Mobile Services segment accounted for a gain of P$2,774 million and the Núcleo Mobile Services segment accounted for a gain of P$97 million, representing 4%, 10% and 6% of the total segment revenues, respectively including intercompany transactions.

For 2014, we recorded net income of P$3,726 million (11% of total consolidated revenues), of which P$2,039 million is attributable to Nortel. The Fixed Services segment accounted for a gain of P$742 million, the Personal Mobile Services segment accounted for a gain of P$2,816 million and the Núcleo Mobile Services segment accounted for a gain of P$171 million, representing 7%, 12% and 11% of the total segment revenues, respectively including intercompany transactions.

(A.2)  2014 Compared to 2013

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

Revenues from voice-retail increased 7% to P$2,853 million and were affected by the freezing of regulated rates in early 2002. Revenues from regulated rate services represented 28% of our total segment revenues in 2014 compared with 33% in 2013. See “—(B) Results of Operations by Segment— (B.1) Fixed Services Segment—Revenues—Voice-retail” for a description of the services included as voice-retail.

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

Mobile data revenues reached P$7,997 million (+6% vs. 2013). This increase is mainly due to constant Content via SMS sales increase as a result of several campaigns launched by Personal, which represented a “year over year” increase of P$725 million vs. 2013. This increase was reflected both in monthly charges customers and prepaid subscribers and is mainly due to average price increases and, to a lesser extent, to the increase of the subscribers’ base. However, the main component of VAS revenues are SMS consumption, which decreased P$257 million or 5.4% vs. 2013, and experienced a decrease in TOU (-40.3% vs. 2013).

Internet

Internet revenues in the Fixed segment increased 29% to P$3,254 million in 2014 from P$2,521 million in 2013. The increase was mainly due to the substantial expansion of the Broadband service (+4% of access lines vs. 2013), and an increase in average prices resulting in an improvement in the ARPU amounted to P$153 per month in 2014 vs. P$124.7 per month in 2013. As of December 31, 2014 the number of Internet accesses reached approximately 1.8 million equivalent to 43% of fixed lines in service of Telecom Argentina (vs. 41% in 2013), compared to approximately 1.7 million as of December 31, 2013.

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

Equipment

Revenues from equipment increased by 55% to P$5,063 million in 2014 from P$3,275 million in 2013. This increase is mainly related to the Personal Mobile services segment with an increase of P$ 1,794 million vs. 2013 and was mainly due to an increase in handset’s average sale prices (+86% vs. 2013), partially offset by lower handsets sold (-16% vs. 2013). This situation was mainly generated by a subsidy reduction policy, the increase in average prices related to higher-value handset demand (those with 3G browsing capability), the business strategy to attract high-value subscribers, a decrease in discounts as a result of the finalization of commercial promotions and lower retail revenues. In the Núcleo Mobile Services segment the increase was mainly due to an increase in handsets sold, and by the effect of the appreciation of the Guaraní as compared to the Argentine peso.

Other income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2014, other income decreased 25% to P$47 million from P$63 million in 2013.

Operating expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization and gain on disposal and impairment of PP&E) increased by P$4.901 million totaling P$24.705 million in 2014, representing a 25% increase as compared to 2013. The increase in costs is mainly a consequence of higher revenues, higher expenses related to competition in the mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services related to higher supplier prices, the increase in the cost of equipment and handsets, the increase in taxes and fees with Regulatory Matters, the increase of VAS costs, the effect of the appreciation of the Guaraní (+41% year over year) respect to the Argentine peso, affecting the operations in Paraguay, a decrease in provisions charges and an increase in agents’ commissions capitalized as SAC, which partially mitigated the increase in operating costs.

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

With a total headcount of 16,421 at the end of 2014 (-1% vs. 2013), lines in service per employee reached 370 in the Fixed Services segment (slightly lower than 2013), 3,950 in the Personal Mobile Services segment (+1% vs. 2013) and 6,159 in the Núcleo Mobile Services segment (+8% vs. 2013).

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

Commissions are net of agents’ commissions capitalized as SAC, which totaled P$913 million (+P$362 million or 66% vs. 2013), and it’s directly related to the increase in the “Cuentas Claras” subscribers’ base mainly in the Personal Mobile Services segment and the increase in the commissions prices.

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

Cost of equipment and handsets are net of handset costs capitalized as SAC (P$103 million in 2014, P$152 million or 60% lower than 2013).

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

Provisions

During 2014, we recorded P$84 million in provisions compared to P$270 million recorded in 2013, representing a 69% decrease. The decrease was mainly due to lower civil and commercial claims (-P$39 million vs. 2013), lower regulatory and municipal claims (-P$169 million vs. 2013) partially offset by higher labor claims (+P$22 million vs. 2013).

Bad debt expense

In 2014, bad debt expense amounted to P$424 million, an increase of 50% as compared to 2013, representing 1.3% and 1.0% of consolidated revenues in 2014 and 2013, respectively. The major increase is observed in the

Personal Mobile Services segment as a consequence of higher aging of the accounts receivables and higher incidence of handset sales directly financed by Personal to its post-paid and “Cuentas Claras” subscribers. These charges have also increased in Telecom Argentina in the Government and Corporate segment.

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

Operating income

During 2014, consolidated operating income was P$5,424 million, representing an increase of P$924 million or 21% from 2013. Operating income represented 16% of consolidated revenues in 2014 and 2013.

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

Financial results, net

During 2014, Nortel recorded a net financial gain of P$277 million compared to a net financial gain of P$516 million in 2013. The decrease was mainly due to higher interests on provisions (-P$43 million vs. 2013), higher losses on NDF agreements (-P$152 million vs. 2013) and lower financial interest on time deposits and other investments (-P$205 million vs. 2013), partially offset by lower exchanges differences (+P$102 million vs. 2013), higher gains on short term investments (+P$55 million vs. 2013) and higher interests on receivables (+P$37 million vs. 2013).

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

(ii)   Regarding the deferred tax, in 2014 and 2013, the Company recorded a deferred tax expense of P$3 million and P$2 million benefit, respectively, the Fixed Segment recorded a deferred tax benefit of P$19 million and P$47 million, respectively; Personal recorded a deferred tax expense of P$267 million (mainly due to an increase in deferred tax liabilities of Fixed Assets and the deduction of deferred tax assets related to investments in bonds) and a benefit that amounts to P$120 million in 2014 and 2013, respectively; and Núcleo generated a gain of P$3 million and P$1 million in 2014 and 2013, totaling P$248 million expense and P$170 million benefit of deferred tax in 2014 and 2013, respectively.

(iii)  Regarding the analysis of recoverability of deferred tax assets, Personal recorded a recovery of the valuation allowance for deferred tax assets of P$27 million and a P$4 million allowance in 2014 and 2013, respectively, while no charges were recorded for Nortel, Telecom Argentina, Telecom Argentina USA and Núcleo in those years.

Net income

For 2014, we recorded net income of P$3,726 million (11% of total consolidated revenues), of which P$2,039 million is attributable to Nortel. The Fixed Services segment accounted for a gain of P$742 million, the Personal Mobile Services segment accounted for a gain of P$2,816 million and the Núcleo Mobile Services segment accounted for a gain of P$171 million, representing 7%, 12% and 11% of the total segment revenues, respectively including intercompany transactions.

For 2013, we recorded net income of P$3,209 million (12% of total consolidated revenues), of which P$1,720 million is attributable to Nortel. The Fixed Services segment accounted for a gain of P$538 million, the Personal Mobile Services segment accounted for a gain of P$2,556 million and the Núcleo Mobile Services segment accounted for a gain of P$160 million, representing 7%, 13% and 14% of the total segment revenues, respectively including intercompany transactions.

(B)  Results of Operations by Segment

(B.1) Fixed Services Segment

Results of operations for our Fixed Services segment for 2015, 2014 and 2013 are comprised as follows:

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million)			Increase / (Decrease)

Revenues (1)	12,554	10,320	8,254	22	25
Other Income (2)	55	37	43	49	(14)
Operating expenses (without depreciation and amortization)	(10,100)	(8,266)	(6,550)	22	26
Operating income before depreciation and amortization (3)	2,509	2,091	1,747	20	20
Depreciation and amortization	(1,526)	(1,230)	(1,019)	24	21
Gain on disposal of PP&E and impairment of PP&E	(91)	9	(106)	n/a	n/a
Operating income	892	870	622	3	40
Financial results, net (4)	(173)	275	213	n/a	29
Income tax expense	(155)	(403)	(297)	(62)	36
Net income	564	742	538	(24)	38

(1)         Includes intersegment revenues of P$1,818 million, P$1,761 million and P$1,248 million in 2015, 2014 and 2013, respectively.

(2)         Includes intersegment other income of P$16 million, P$11 million and P$10 million in 2015, 2014 and 2013, respectively.

(3)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

(4)         Includes intersegment financial income of P$90 million, P$67 million and P$9 million in 2015, 2014 and 2013, respectively.

Revenues

During 2015, revenues from our Fixed Services segment increased by 22% to P$12,554 million from P$10,320 million in 2014. During 2014, revenues from our Fixed Services segment increased by 25% to P$10,320 million from P$8,254 million in 2013. The increase in each year was mainly due to data transmission and Broadband with a 2% and 4% growth in Internet accesses in 2015 and 2014, respectively.

Revenues from our Fixed Services segment for 2015, 2014 and 2013 are comprised as follows:

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million)			Increase / (Decrease)
Voice-retail	3,304	2,853	2,656	16	7
Voice-wholesale	1,035	929	786	11	18
Data	1,780	1,470	963	21	53
Internet	4,556	3,254	2,521	40	29
Service Revenues	10,675	8,506	6,926	25	23
Equipment (1)	61	53	80	15	(34)
Subtotal third party revenues	10,736	8,559	7,006	25	22
Intersegment	1,818	1,761	1,248	3	41
Total Fixed Services revenues	12,554	10,320	8,254	22	25

(1)         This item is composed of voice, data and Internet equipment in each year.

Voice-retail

Revenues from voice-retail represented 26% of our total segment revenues for 2015 compared to 28% of our total segment revenues for 2014 and 32% of our total segment revenues for 2013. Revenues from voice-retail increased 16% to P$3,304 million in 2015 from P$2,853 million in 2014 and increased 7% in 2014 from P$2,656 million in 2013.

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

Monthly basic charges increased 17% to P$1,406 million in 2015 from P$1,203 million in 2014 and increased 7% from P$1,121 million in 2013. Monthly Charges and Supplementary Services increased mainly due to an increase of their prices. Additionally, it included in 2015 greater monthly charges related to commercial, professional and government segments by P$118 million.

Measured service charges increased 17% to P$1,800 million in 2015 from P$1,541 million in 2014 and increased 10% in 2014 from P$1,395 million in 2013. The increase in both 2015 and 2014 was mainly due to the increase in plans prices (both in local and long national distance), while customers remain stable.

Voice-wholesale

Revenues from voice-wholesale represented 8% of our total segment revenues for 2015 compared to 9% in 2014 and 10% in 2013. Revenues from voice-wholesale increased 11% to P$1,035 million in 2015 from P$929 million in 2014 and increased 18% from P$786 million in 2013.

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

Interconnection services increased 11% to P$689 million in 2015 from P$621 million in 2014 and increased 14% in 2014 from P$547 million in 2013.

Data and Internet

Revenues from data and Internet represented 50% of our total segment revenues in 2015 compared to 46% and 42% in 2014 and 2013, respectively. Revenues from data and Internet services increased 34% to P$6,336 million in 2015 from P$4,724 million in 2014 and increased 36% in 2014 from P$3,484 million in 2013.

Data

Revenues from data services increased 21% to P$1,780 million in 2015 from P$1,470 million in 2014 and increased 53% in 2014 from P$963 million in 2013. These revenues were generated focusing on Telecom Argentina’s position as an integrated ICT provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to higher prices of these services related to the variation of the P$/US$ exchange rate and to the increase in the number of customers of Innovation services.

Internet

Revenues from Internet increased 40% to P$4,556 million in 2015 from P$3,254 million in 2014 and increased 29% in 2014 from P$2,521 million in 2013. The increases were mainly due to the growth in the number of Internet accesses and to the increase in the average price of fixed charge services. ARPU increased to P$207 per month vs. P$153 per month in 2014. As of December 31, 2015, the number of Internet accesses increased by approximately 2% to 1.81 million from 1.77 million as of December 31, 2014 and increased approximately 4% from 1.71 million as of December 31, 2013.

Equipment

Revenues from equipment amount to P$61 million in 2015 compared to P$53 million in 2014 and P$80 million in 2013. Equipment revenues include revenues on construction contracts recognized in 2014 and 2013 that amounted to P$7 million and P$19 million, respectively.

Intersegment

Intersegment revenues mainly includes interconnection services, which primarily include Access, termination and transport of calls, leases of circuits, revenues related to billing and collection services charged.

During 2015, Telecom’s intersegment revenues increased 3% to P$1,818 million from P$1,761 million in 2014 and increased 41% from P$1,248 million in 2013. The intersegment revenues are eliminated at the consolidated level.

Other income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2015, other income increased 49% to P$55 million from P$37 million in 2014. During 2014, other income decreased 14% to P$37 million from P$43 million in 2013.

Operating expenses (without depreciation and amortization)

During 2015, total operating expenses (without depreciation and amortization) for the Fixed Services segment increased 22% to P$10,100 million from P$8,266 million in 2014 and increased 26% from P$6,550 million in 2013. The increases were mainly due to increases in employee benefit expenses and severance payments, fees for services, maintenance, materials and supplies and taxes and fees with the Regulatory Authority.

Detailed below are the major components of our operating expenses for the years ended December 31, 2015, 2014 and 2013 related to our Fixed Services segment:

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million)			Increase / (Decrease)
Employee benefit expenses and severance payments	5,268	4,021	2,991	31	34
Interconnection costs and other telecommunications charges	719	676	525	6	29
Fees for services, maintenance, materials and supplies	1,769	1,402	1,126	26	25
Taxes and fees with the Regulatory Authority	818	723	578	13	25
Commissions	268	210	177	28	19
Cost of equipment	82	72	74	14	(3)
Advertising	108	151	159	(28)	(5)
Cost of VAS	38	16	11	138	45
Provisions	17	115	169	(85)	(32)
Bad debt expenses	79	89	58	(11)	53
Restructuring Costs (recovery)	—	—	(8)	—	(100)
Other operating expenses	934	791	690	18	15
Total Fixed Services (1)	10,100	8,266	6,550	22	26

(1)         Includes intersegment cost of P$137 million, P$117 million and P$104 million in 2015, 2014 and 2013, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2015, employee benefit expenses and charges for severance payments were approximately P$5,268 million, representing a 31% increase from P$4,021 million in 2014. In 2014, employee benefit expenses and charges for severance payments increase 34% from P$2,991 million in 2013. The increases were mainly due to salary increases, and in 2014, also to an extraordinary annual bonus amounting to P$80 million paid in January 2015. The Fixed Services segment had 10,903, 11,056 and 11,002 employees as of December 31, 2015, 2014 and 2013, respectively.

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by Telecom’s customers. Interconnection costs and other telecommunications charges included intersegment costs of P$96 million, P$94 million and P$82 million in 2015, 2014 and 2013, respectively, that are eliminated at the consolidated level.

In 2015 interconnection costs and other telecommunications charges amounted to P$719 million, representing an increase of 6% from P$676 million in 2014. In 2014 such costs amounted to P$676 million, representing an increase of 29% from P$525 million in 2013.

Fees for services, maintenance, materials and supplies

During 2015, fees for services, maintenance, materials and supplies increased 26% to P$1,769 million from P$1,402 million in 2014 and increased 25% from P$1,126 million in 2013.

The increase was mainly due to higher maintenance costs of network, systems and buildings mainly due to higher costs recognized to suppliers and, as a result of the variation in the P$/US$ exchange rate.

The increase in 2014 mainly corresponds to higher costs recognized to suppliers, an increase in technical assistance cost of radio bases, higher system licenses maintenance costs and higher costs of building maintenance due to the effects of inflation and P$/US$ variation.

Fees for services, maintenance, materials and supplies are net of service connection fees capitalized (P$50 million, P$37 million and P$36 million in 2015, 2014 and 2013, respectively).

Fees for services, maintenance, materials and supplies expenses included intersegment costs of P$25 million and P$10 million in 2015 and 2014, respectively that are eliminated at the consolidated level.

Taxes and fees with the Regulatory Authority

Expenses related to taxes and fees with the Regulatory Authority increased 13% to P$818 million in 2015 from P$723 million in 2014 and increased 25% in 2014 from P$578 million in 2013. The increase in 2015 was mainly due to the increase in revenues. The increase in 2014 was mainly due to the increase in revenues and the increase of equipment revenues.

Commissions

During 2015, costs relating to commissions amounted to approximately P$268 million, representing an increase of 28% as compared to P$210 million in 2014. In 2014, these charges increased 19% from P$177 million in 2013. The increase during both years was mainly due to the increase in agents’ commissions (associated with higher revenues) and the increase of collection commissions.

Cost of equipment

During 2015, 2014 and 2013 we recorded P$82 million, P$72 million and P$74 million in cost of equipment, respectively. Cost of equipment includes P$6 million and P$16 million related to equipment construction contract costs in 2014 and 2013, respectively.

Advertising

During 2015, we recorded P$108 million in costs of advertising representing a decrease of 28% as compared to P$151 million recorded in 2014. In 2014, these charges decreased 5% from P$159 million in 2013. Telecom Argentina continued its advertising campaigns as a result of competition in the Internet services market.

Cost of VAS

Cost of VAS increased to P$38 million in 2015 from P$16 million in 2014 and P$11 million in 2013.

Provisions

During 2015, we recorded P$17 million in provisions compared to P$115 million recorded in 2014 and P$169 million recorded in 2013. The decrease in 2015 was mainly due to regulatory and tax claims for approximately P$75 million. The decrease in 2014 was mainly due to the decrease in regulatory and tax claims for approximately P$98 million, partially offset by an increase in civil and commercial claims of P$34 million.

Bad debt expenses

In 2015, bad debt expenses amounted to P$79 million, P$89 million in 2014 and P$58 million in 2013. In 2014 theses charges increased by 53%, mainly due to an increase reported in the Government and Corporate segments.

Other operating expenses

Other operating expenses include accrued expenses such as transportation costs, insurance, international and satellite connectivity, energy and rentals.

During 2015, our other operating expenses amounted to P$934 million compared to P$791 million in 2014 and P$690 million in 2013. The increases were primarily due to the increase in prices of transportation, freight, energy, water and others to provide Telecom Argentina’s services and rental expenses.

Operating income before depreciation and amortization

Our operating income before depreciation and amortization from the Fixed Services segment was P$2,509 million in 2015, P$2,091 million in 2014 and P$1,747 million in 2013, representing 20%, 20% and 21% of total segment revenues, respectively.

Depreciation and amortization

Depreciation and amortization expenses were P$1,526 million in 2015, P$1,230 million in 2014 and P$1,019 million in 2013. The increase was mainly due to assets acquired during 2015 and 2014, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

Gain on disposal of PP&E and impairment of PP&E

The gain on disposal of PP&E amounted to P$25 million, P$8 million and P$16 million in 2015, 2014 and 2013, respectively. Impairment loss of PP&E amounted to P$116 million in 2015 and is mainly due to the project AFA Plus. Impairment loss of PP&E amounted to P$122 million in 2013 and is mainly related to the impairment of the project AFA Plus and certain former work in progress.

Operating income

Operating income represented 7%, 8% and 8% of total segment revenues in 2015, 2014 and 2013, respectively. In 2015, the operating income from our Fixed Services segment increased 3% to P$892 million from P$870 million in 2014. In 2014, the operating income from our Fixed Services segment increased 40% to P$870 million from P$622 million in 2013.

Our operating income in the Fixed Services Segment continued to be affected by the freezing of regulated rates. See “—Factors affecting results of operations—Rate Regulation.”

The following table shows our operating income from the Fixed Services segment in 2015, 2014 and 2013 and its percentage of revenues in each year.

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	2,509	2,091	1,747	20	20
As % of revenues	20	20	21
Depreciation and amortization	(1,526)	(1,230)	(1,019)	24	21
As % of revenues	(12)	(12)	(12)
(Loss) / Gain on disposal of PP&E and impairment of PP&E	(91)	9	(106)	n/a	n/a
Operating income	892	870	622	3	40
As % of revenues	7	8	8

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

Financial results, net

During 2015, there was a net loss of P$173 million. The net financial loss compared to 2014 net financial income was mainly due to higher foreign currency exchange net losses (+P$470 million vs. 2014).

During 2014, there was a net gain of P$275 million, representing an increase of P$62 million vs. 2013. The increase was mainly due to higher foreign currency exchange net gains (+P$29 million vs. 2014), higher gains on other short term investments (+P$17 million vs. 2014) and higher interest with related parties (+P$58 million vs. 2014), partially offset by higher interest on provisions (+P$26 million vs. 2014).

Income tax expense

As previously mentioned, the income tax charge includes four effects (See “—Years ended December 31, 2015, 2014 and 2013—(A.1) Income tax expense”).

During 2015, our Fixed Services segment recorded an income tax expense of P$155 million compared to P$403 million in 2014 and P$297 million in 2013. The decrease in 2015 and the increase in 2014 was mainly due to the decrease/increase in our pre-tax income compared to previous years.

The income tax expense in 2015 was mainly attributable to the recognition of current income tax expense (amounting to P$279 million), partially offset by income generated by deferred tax on temporary differences (amounting to P$26 million), and by the action for recourse filed by Telecom Argentina claiming P$98 million of overpaid income tax in 2009. See Note 14 to our Consolidated Financial Statements.

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

Net income

For 2015, 2014 and 2013, the Fixed Services segment recorded net income of P$564 million, P$742 million and P$538 million, respectively. The decrease in 2015 was mainly due to a decrease in financial results, net partially offset by a decrease in income tax. The increase in 2014 was mainly due to an increase in our operating income, partially offset by an increase in income tax, as detailed above.

(B.2) Personal Mobile Services Segment

Results of operations from our Personal Mobile Services segment for 2015, 2014 and 2013 are comprised as follows:

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million)			Increase / (Decrease)
Revenues (1)	28,198	23,332	19,245	21	21
Other Income	5	21	24	(76)	(13)
Operating expenses (without depreciation and amortization)	(20,414)	(17,320)	(13,879)	18	25
Operating income before depreciation and amortization (2)	7,789	6,033	5,390	29	12
Depreciation and amortization	(2,520)	(1,650)	(1,628)	53	1
Gain on disposal of PP&E and impairment of PP&E	(109)	(25)	(68)	336	(63)
Operating income	5,160	4,358	3,694	18	18
Financial results, net (3)	(864)	—	334	n/a	(100)
Income tax expense	(1,522)	(1,542)	(1,472)	(1)	5
Net income	2,774	2,816	2,556	(1)	10

(1)         Includes intersegment revenues of P$144 million, P$128 million and P$116 million in 2015, 2014 and 2013, respectively.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

(3)         Includes intersegment financial loss of P$90 million, P$67 million and P$14 million in 2015, 2014 and 2013, respectively.

Revenues

During 2015, revenues from our Personal Mobile Services segment increased by 21% to P$28,198 million from P$23,332 million in 2014 and increased by 21% from P$19,245 million in 2013. The increase in each year was mainly due to the increase in prices of Personal’s services and the increase in the monthly consumption of the offered services, primarily Internet services.

An important monthly operational measure used in the Personal Mobile Services segment is ARPU, which we calculate by dividing adjusted total service revenues—excluding outcollect wholesale roaming, cell site rental and reconnection fee revenues and others—(divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and Personal’s measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Personal’s ARPU calculations presented in this Annual Report. Personal’s Management believes that this measure is helpful in assessing the development of the subscriber base in the Personal Mobile Services segment. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations:

	Years Ended December 31,
	2015	2014	2013
	(P$ million)
Total service revenues	22,402	18,412	16,119
Components of service revenues not included in the ARPU calculation:
Outcollect wholesale roaming	(288)	(304)	(270)
Cell sites rental	(54)	(43)	(32)
Reconnection fees and others	(730)	(407)	(239)
Adjusted total service revenues included in the ARPU calculation (1)	21,330	17,658	15,578
Average number of subscribers during the year (thousands)	19,436	19,821	19,448

(1)         Certain components of service revenues are not included in the ARPU calculation. Includes Intersegment revenues for P$144 million in 2015, P$128 million in 2014 and P$116 million in 2013.

During 2015, ARPU increased 23% to approximately P$91.5 per customer per month compared to approximately P$74.2 per customer per month in 2014. ARPU reached P$66.8 per customer per month in 2013.

The total number of Personal’s subscribers increased approximately 0.4% to 19.7 million as of December 31, 2015 from 19.6 million as of December 31, 2014 and decreased 3% from 20.1 million as of December 31, 2013. As of December 31, 2015, the subscriber base in Argentina amounted to approximately 13.2 million prepaid subscribers, or 67% of the total subscriber base, approximately 2.3 million post-paid subscribers, or 12% of the total subscriber base and approximately 4.2 million “Cuentas Claras” plan subscribers, or 21% of the total subscriber base.

Revenues from our Personal Mobile Services segment for 2015, 2014 and 2013 are comprised as follows:

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million)			Increase / (Decrease)
Voice-retail	6,964	5,330	4,773	31	12
Voice-wholesale	1,884	1,953	1,930	(4)	1
Data	7,156	7,666	7,212	(7)	6
Internet	6,254	3,335	2,088	88	60
Services Revenues	22,258	18,284	16,003	22	14
Equipment	5,796	4,920	3,126	18	57
Subtotal third party revenues	28,054	23,204	19,129	21	21
Intersegment	144	128	116	13	10
Total Personal Mobile Services Revenues	28,198	23,332	19,245	21	21

Voice-retail

Revenues from voice-retail represented 25% of our total segment revenues in 2015 compared to 23% and 25% of our total segment revenues in 2014 and 2013, respectively. Revenues from voice-retail increased 31% to P$6,964 million in 2015 from P$5,330 million in 2014 and increased 12% from P$4,773 million in 2013.

Voice-retail mainly includes revenues from monthly basic charges, airtime usage charges and roaming charges billed to Personal’s customers for their use of its and other carriers’ networks.

Monthly basic charges increased 30% to P$4,009 million in 2015 from P$3,074 million in 2014 and increased 30% in 2014 from P$2,369 million in 2013. Airtime usage charges increased 20% to P$1,977 million in 2015 from P$1,654 million in 2014 and decreased 18% in 2014 from P$2,005 million in 2013. Roaming charges and other services increased 62% to P$978 million in 2015 from P$602 million in 2014 and increased 51% in 2014 from P$399 million in 2013.

The increase in 2015 was mainly due to the increase in monthly charges prices for the post-paid and “Cuentas Claras” subscribers and prepaid services, and by the positive variation of the subscriber base.

The increase in 2014 was mainly due to the increase in monthly charges prices and to the increase in the prepaid and “Cuentas Claras” subscriber base.

Voice-wholesale

Revenues from voice-wholesale represented 7% of our total segment revenues in 2015 compared to 8% and 10% of our total segment revenues in 2014 and 2013, respectively. Revenues from voice-wholesale decreased 4% to P$1,884 million in 2015 from P$1,953 million in 2014 and increased 1% in 2014 from P$1,930 million in 2013.

Voice-wholesale mainly includes revenues from CPP, TLRD and roaming charges to other mobile service providers whose customers use Personal’s network.

CPP and TLRD decreased 4% to P$1,548 million in 2015 from P$1,611 million in 2014 and decreased 1% in 2014 from P$1,634 million in 2013.

Roaming charges and other services decreased 2% to P$336 million in 2015 from P$342 million in 2014, and increased 16% from P$296 million in 2013.

Data and Internet

Data and Internet services mainly include SMS, Browsing and Internet. Data and Internet represented 48%, 47% and 48% of our total segment revenues for 2015, 2014, and 2013, respectively.

Data

Revenues from data mainly include contents via SMS and other Value Added Services. Revenues from data decreased 7% to P$7,156 million in 2015 from P$7,666 million in 2014. Revenues from data increased 6% to P$7,666 million in 2014 from P$7,212 million in 2013. The decrease in 2015 was due to lower revenues from the principal item of VAS revenues, SMS consumption, partially offset by an increase in Content via SMS revenues.

In particular, revenues of SMS decreased 15% to P$3,840 million in 2015 from P$4,535 million in 2014 while SMS decreased 5% to P$4,535 million in 2014 from P$4,792 million in 2013.

Internet

Revenues from Internet increased 88% to P$6,254 million in 2015 from P$3,335 million in 2014 and increased 60% in 2014 from P$2,088 million in 2013. This increase is mainly explained by the increase in browsing services consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plan and packs (including VAS) launched by Personal. This growth was fueled by new subscribers (an increase of Personal’s subscribers of 0.4%), the migration of the existing ones to higher-value plans and the increase of subscribers that acquired 3G and 4G handsets, which facilitate Internet browsing.

Equipment

Equipment revenues consist primarily of revenues from the mobile handsets sold to new and existing subscribers and to agents and other third-party distributors. The revenues associated with the sale of mobile handsets and related expenses are recognized when the products are delivered and accepted by the subscribers, agents and other third-party distributors.

During 2015, handset revenues increased 18% to P$5,796 million from P$4,920 million in 2014 and increased 57% from P$3,126 million in 2013. This increase in 2015 was due to a mix between the increase in the average price of the handsets of 56% and the decrease of 23% in the handset units sold by Personal, resulting in a higher operating margin of handsets.

Intersegment

Intersegment revenues mainly include services rendered to Telecom Argentina and primarily consist in monthly basic charges, airtime usage charges and Value Added Services. During 2015, our intersegment revenues increased 13% to P$144 million from P$128 million in 2014 and increased 10% in 2014 from P$116 million in 2013. The intersegment revenues are eliminated at the consolidated level.

Other income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2015, other income was P$5 million, compared to P$21 million in 2014 and P$24 million in 2013.

Operating expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization) in our Personal Mobile Services segment increased 18% to P$20,414 million in 2015 from P$17,320 million in 2014 and increased 25% from P$13,879 million in 2013. In line with our increases in revenues, during 2015 and 2014, all items in the cost structure of the Personal Mobile Services segment experienced increases. This trend reflects increases in certain costs related to acquiring and retaining customers, taxes, commissions.

Detailed below are the major components of the operating expenses for the years ended December 31, 2015, 2014 and 2013 in the Personal Mobile Services segment:

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million)			Increase / (Decrease)
Employee benefit expenses and severance payments	1,856	1,452	1,077	28	35
Interconnection costs and other telecommunications charges	2,686	2,592	2,148	4	21
Fees for services, maintenance, materials and supplies	2,417	2,145	1,634	13	31
Taxes and fees with the Regulatory Authority	3,071	2,527	2,076	22	22
Commissions	2,774	2,181	1,970	27	11
Cost of equipment and handsets	4,328	3,959	2,956	9	34
Advertising	628	563	442	12	27
Cost of VAS	1,136	856	663	33	29
Provisions	96	(31)	101	n/a	n/a
Bad debt expenses	462	315	214	47	47
Other operating expenses	960	761	598	26	27
Total Personal Mobile Services (1)	20,414	17,320	13,879	18	25

(1)         Includes intersegment costs of P$1,829 million, P$1,766 million and P$1,257 million in 2015, 2014 and 2013, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2015, employee benefit expenses and severance payments charges increased 28% to P$1,856 million from P$1,452 million in 2014 and increased 35% from P$1,077 million in 2013. The increase was mainly due to increases in salaries agreed by Telecom Personal with several trade unions for the unionized employees and also non-unionized employees, together with related social security charges, and in 2014, also to an extraordinary annual bonus amounting to P$35 million granted to all employees (paid in January 2015).

The Personal Mobile Services segment had 4,908, 4,958 and 5,155 employees as of December 31, 2015, 2014 and 2013, respectively.

Interconnection costs and other telecommunications charges

During 2015, interconnection costs and other telecommunications charges increased 4% to P$2,686 million from P$2,592 million in 2014 and increased 21% in 2014 from P$2,148 million in 2013. The increase in 2015 was mainly due to higher TLRD costs. The increase in 2014 was mainly due to higher costs of lease of circuits of P$386 million.

Interconnection costs and other telecommunications charges includes P$1,279 million, P$1,274 million and P$921 million in 2015, 2014 and 2013, respectively, that are eliminated at the consolidated level.

Fees for services, maintenance, materials and supplies

In 2015, fees for services, maintenance, materials and supplies expenses increased 13% to P$2,417 million from P$2,145 million in 2014 and increased 31% from P$1,634 million in 2013.

The increase in 2015 was mainly due to higher maintenance costs of network, systems and buildings mainly due to higher costs recognized to suppliers and, as a result of the variation in the P$/US$ exchange rate. Also there was an increase in services, principally Call Center services, because of more calls attended.

The increase in 2014 was mainly due to higher maintenance costs of radio bases, systems and buildings, as a result of the variation in the P$/US$ exchange rate. There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized to suppliers.

Fees for services, maintenance, materials and supplies expenses includes intersegment costs of P$385 million, P$332 million and P$211 million in 2015, 2014 and 2013, respectively, that are eliminated at the consolidated level.

Taxes and fees with the Regulatory Authority

During 2015, taxes and fees with the Regulatory Authority increased 22% to P$3,071 million from P$2,527 million in 2014 and increased 22% in 2014 from P$2,076 million in 2013. The increase in 2015 was influenced mainly by the increase in revenues and the increase in equipment sales. The increase in 2014 was mainly due to the increase in revenues, the increase in equipment sales in Argentina, the increase of the Tax on deposits to and withdrawals from bank accounts related to dividend payments and by higher collections and payments to suppliers in 2014 vs. 2013.

Commissions

In 2015, commissions increased 27% to P$2,774 million from P$2,181 million in 2014 and increased 11% in 2014 from P$1,970 million in 2013. The increase was mainly due to the increase in agents’ commissions of P$258 million (associated with higher revenues) and the increase of outsourced sales commissions and collection commissions.

Commissions include intersegment cost of P$48 million, P$53 million and P$56 million in 2015, 2014, and 2013, respectively, that are eliminated at the consolidated level.

Cost of equipment and handsets

During 2015, the cost of equipment and handsets sold increased 9% to P$4,328 million from P$3,959 million in 2014 and increased 34% from P$2,956 million in 2013. The increase in cost of mobile handsets in 2015 is related to the increase in the average unit cost of sales (+40% vs. 2014), partially offset by a decrease in the units of handsets sold (-23% vs. 2014). The increase in cost of mobile handsets in 2014 is related to the increase in the average unit cost of sales (+51% vs. 2013), partially offset by a decrease in the units of handsets sold (-16% vs. 2013). Cost of equipment and handsets are net of costs capitalized as SAC (P$37 million in 2015, P$24 million or -39% lower than 2014).

The lower capitalized amount was mainly due to the significant reduction of subsidies provided to customers, especially in the post-paid segment.

Advertising

During 2015, advertising expenses including media, promotional and institutional campaigns, amounted to P$628 million, representing an increase of 12% from P$563 million in 2014. During 2014, advertising expenses, amounted to P$563 million, representing an increase of 27% from P$442 million in 2013.

Cost of VAS

Cost of VAS amounted to P$1,136 million (+33% vs. 2014), mainly due to the increase of VAS (mainly the Contents via SMS service) as a consequence of several campaigns launched by Personal. Such costs were P$856 million and P$663 million in 2014 and 2013, respectively.

Provisions

During 2015, we recorded a loss of P$96 million in provisions compared with a gain of P$31 million and a loss of P$101 million recorded in 2014 and 2013, respectively. The increase in 2015 was mainly due to higher regulatory and municipal claims (+P$70 million vs. 2014) and higher civil and commercial claims (+P$44 million vs. 2014). The decrease in 2014 was mainly due to lower regulatory and municipal claims (-P$71 million vs. 2013) and lower civil and commercial claims (-P$73 million vs. 2013), partially offset by higher labor claims (P$12 million vs. 2013).

Bad debt expenses

In 2015 bad debt expenses amounted to P$462 million (+47% vs. 2014). In 2014, bad debt expenses amounted to P$315 million representing an increase of 47% from P$214 million in 2013. The major increase in 2015 as compared with 2014 was a consequence of higher aging of the accounts receivables and higher incidence of handset sales directly financed by Personal to its post-paid and “Cuentas Claras” subscribers.

Other operating expenses

Other operating expenses include accrued expenses such as costs associated with the provision of transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased 26% to P$960 million in 2015 from P$761 million in 2014 and increased 27% from P$598 million in 2013. The increase was mainly due to higher costs associated with an increase in rental cost and freight and transportation costs. Other operating expenses include intersegment costs of P$117 million, P$107 million and P$69 million in 2015, 2014, and 2013, respectively, that are eliminated at the consolidated level.

Operating income before depreciation and amortization

Our operating income before depreciation and amortization from the Personal Mobile Services segment reached P$7,789 million in 2015, P$6,033 million in 2014 and P$5,390 million in 2013, representing 28%, 26% and 28% of total segment revenues in 2015, 2014 and 2013, respectively. The increase in each year was mainly due to higher growth in revenues, partially offset by increases in operating costs (before depreciation and amortization).

Depreciation of PP&E and amortization of intangible assets

During 2015 depreciation of PP&E and amortization of intangible assets increased 53% to P$2,520 million from P$1,650 million in 2014 and increased 1% from P$1,628 million in 2013. During 2015, the increase in PP&E depreciation amounted to P$377 million, an increase in amortization of SAC of P$188 million and an increase of P$305 million in amortization of other intangible assets mainly due to the amortization of 3G/4G licenses.

Gain on disposal of PP&E and impairment of PP&E

The gain on disposal of PP&E amounted to P$5 million in 2015 and the gain on disposal of PP&E amounted to P$1 million in 2014. Impairment of PP&E amounted to P$114 million in 2015 related to certain work in progress. Telecom Personal has assessed in 2015 the recoverability of a group of former work in progress, recording an impairment of P$44 million equivalent to its book value. Likewise, Personal recorded an impairment of P$49 million related to the total amount of works related to the discontinuation of the Orga Gold IT project and recorded an impairment of P$21 million related to the mobile access modernization for the introduction of 4G technology. Impairment of PP&E amounted to P$26 million in 2014.

Impairment of PP&E amounted to P$65 million in 2013 and is mainly related to the discontinuation of a commercial system.

Operating income

In 2015, our operating income from the Personal Mobile Services segment was P$5,160 million, representing an increase of 18% from P$4,358 million in 2014, and increased of 18% from P$3,694 million in 2013. Operating income represented 18% of revenues in 2015 for this segment, 19% of revenues in 2014 and in 2013. The increase in operating income was mainly due to the growth in service and equipment revenues, partially offset by increases in operating expenses and depreciation and amortization as explained above.

The following table shows our operating income from the Personal Mobile Services segment in 2015, 2014 and 2013 and its percentage of revenues in each year:

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	7,789	6,033	5,390	29	12
As % of revenues	28	26	28
Depreciation and amortization	(2,520)	(1,650)	(1,628)	53	1
As % of revenues	(9)	(7)	(8)
Gain on disposal of PP&E and impairment of PP&E	(109)	(25)	(68)	336	(63)
Operating income	5,160	4,358	3,694	18	18
As % of revenues	18	19	19

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

Financial results, net

During 2015, the Personal Mobile Services segment financial results, net amounted to a loss of P$864 million. The loss is mainly attributable to higher foreign currency exchange losses, net of P$749 million (+P$340 million vs. 2014) and interest on loans of P$540 million (+P$537 million vs. 2014), and lower interest on time deposits of P$209 million, partially offset by gains on other investments of P$519 million (+P$255 million vs. 2014).

The decrease in 2014 was mainly due to higher foreign currency exchange losses, net (-P$81 million vs. 2013) and lower financial interest on time deposits and other investments (-P$194 million vs. 2013).

Income tax expense

During 2015, our Personal Mobile Services segment recorded an income tax expense of P$1,522 million compared to P$1,542 million in 2014 and P$1,472 million in 2013. The decrease/increase was mainly due to lower/higher pre-tax income in each year. The income tax expense in 2015 was mainly attributable to the recognition of current income tax expense amounting to P$1,426 million, and by the loss generated by the deferred tax on the temporary differences amounting to P$96 million.

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

Net income

During 2015, our Personal Mobile Services segment reported net income of P$2,774 million as compared to P$2,816 million during 2014 and P$2,556 million in 2013. The decrease in net income in 2015 was mainly due to higher financial losses, partially offset by higher operating income, as explained above. The increase in net income in 2014 was mainly due to higher operating income, partially offset by higher income tax expense, as explained above.

(B.3)  Núcleo Mobile Services Segment

Results of operations from our Núcleo Mobile Services segment for 2015, 2014 and 2013 are comprised as follows:

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million)			Increase / (Decrease)
Revenues (1)	1,717	1,588	1,160	8	37
Other Income	—	—	6	—	(100)
Operating expenses (without depreciation and amortization)	(1,149)	(1,010)	(739)	14	37
Operating income before depreciation and amortization (2)	568	578	427	(2)	35
Depreciation and amortization	(392)	(363)	(226)	8	61
Gain on disposal of PP&E	1	—	1	n/a	(100)
Operating income	177	215	202	(18)	6
Financial results, net	(65)	(22)	(19)	195	16
Income tax expense	(15)	(22)	(23)	(32)	(4)
Net income	97	171	160	(43)	7

(1)         Includes intersegment revenues of P$11 million, P$10 million and P$8 million in 2015, 2014 and 2013, respectively.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

Revenues

During 2015, total revenues from Núcleo increased by 8% to P$1,717 million from P$1,588 million in 2014. This increase was mainly due to an increase of 3% in Núcleo’s subscriber base that reached approximately 2.5 million mobile subscribers as of December 31, 2015. As of December 31, 2015, Núcleo had approximately 2 million prepaid subscribers, representing 80% of Núcleo’s total mobile subscriber base.

Value Added Services sales (included in Data and Internet services) grew by 12% in 2015 as compared to 2014.

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

Value Added Services sales (included in Data and Internet services) grew by 35% in 2014 as compared to 2013.

During 2015, handset revenues increased 77% to P$159 million from P$90 million in 2014 and increased 30% from P$69 million in 2013.

Revenues from our Núcleo Mobile Services segment for 2015, 2014 and 2013 are comprised as follows:

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million)			Increase / (Decrease)
Voice	667	701	500	(5)	40
Data	313	331	313	(5)	6
Internet	567	456	270	24	69
Service revenues	1,547	1,488	1,083	4	37
Equipment	159	90	69	77	30
Subtotal third party revenues	1,706	1,578	1,152	8	37
Intersegment	11	10	8	10	25
Total revenues	1,717	1,588	1,160	8	37

Other income

During 2013, other income was P$6 million, and mainly includes indemnities collected from suppliers.

Operating expenses (without depreciation and amortization)

Total operating expenses in our Núcleo Mobile Services segment increased 14% to P$1,149 million in 2015 from P$1,010 million in 2014 and increased 37% in 2014 from P$739 million in 2013. In line with our increases in revenues, during 2015 and 2014, almost all items in the cost structure of the Núcleo Mobile Services segment experienced increases. Interconnection costs and other telecommunication services decreased in 2015. This trend reflected increases in certain costs of acquiring and retaining subscribers, and commissions directly associated with sales and expansions of the customer service staff. It is also due to the appreciation of the Guaraní of 41% in 2014.

Detailed below are the major components of the operating expenses for the years ended December 31, 2015, 2014 and 2013 related to Núcleo Mobile Services segment:

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million)			Increase / (Decrease)
Employee benefit expenses and severance payments	129	118	84	9	40
Interconnection costs and other telecommunications charges	154	192	171	(20)	12
Fees for services, maintenance, materials and supplies	152	137	101	11	36
Taxes and fees with the Regulatory Authority	54	47	35	15	34
Commissions	199	156	112	28	39
Cost of equipment and handsets	185	112	81	65	38
Advertising	78	78	55	—	42
Cost of VAS	82	64	34	28	88
Bad debt expense	23	20	11	15	82
Other operating expenses	93	86	55	8	56
Total Núcleo Mobile Services (1)	1,149	1,010	739	14	37

(1)         Includes intersegment cost of P$23 million, P$27 million and P$21 million in 2015, 2014 and 2013, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2015, employee benefit expenses and severance payments increased 9% to P$129 million from P$118 million in 2014. During 2014, these costs increased 40% from P$84 million in 2013. Núcleo had 413 employees as of December 31, 2015. As of December 31, 2014 and 2013 it had 402 and 424, respectively.

Interconnection costs and other telecommunication charges

During 2015, interconnection costs and other telecommunication charges decreased 20% to P$154 million from P$192 million in 2014 and increased 12% in 2014 from P$171 million in 2013. The decrease in 2015 was mainly due to a decrease in TLRD costs. The increase in 2014 was mainly due to higher traffic volume resulting from Núcleo’s network.

Fees for services, maintenance, materials and supplies

During 2015, fees for services and maintenance, materials and supplies totaled P$152 million, representing an increase of 11% from P$137 million in 2014. During 2014, they increased 36% from P$101 million in 2013.

Taxes and fees with the Regulatory Authority

During 2015, taxes and fees with the Regulatory Authority increased 15% to P$54 million from P$47 million in 2014 and increased 34% from P$35 million in 2013. The increase in each year was mainly attributable to the increase in total segment revenues.

Commissions

During 2015, commissions increased to P$199 million from P$156 million in 2014, representing an increase of 28%. During 2014, commissions increased from P$112 million in 2013, representing an increase of 39%. The increases were mainly due to the growth in the subscriber base and an increase in the commissions for distribution of prepaid cards.

Cost of equipment and handsets

During 2015, the cost of equipment and handsets increased to P$185 million from P$112 million in 2014, representing an increase of 65%. During 2013, the cost of equipment and handsets was P$81 million. The increase in 2015 and 2014 was mainly due to an expansion of the subscriber base and increased customer upgrade of mobile handsets as a result of technological advances and new service offerings.

Advertising

During 2015, advertising expenses including media, promotional and institutional campaigns, amounted to P$78 million. During 2014, these expenses amounted to P$78 million, representing an increase of 42% from P$55 million in 2013.

Cost of VAS

Cost of VAS increased 28% million to P$82 million in 2015 from P$64 million in 2014. Such costs were P$34 million in 2013.

Bad debt expenses

In 2015 bad debt expenses amounted to P$23 million, representing an increase of 15% from P$20 million in 2014 and an increase of 82% in 2014 from P$11 million in 2013.

Other operating expenses

Other operating expenses include accrued expenses such as costs associated with the provision of transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased 8% to P$93 million in 2015 and increased 56% in 2014 to P$86 million in year 2014.

Operating income before depreciation and amortization

Operating income before depreciation and amortization was P$568 million in 2015, P$578 million in 2014 and P$427 million in 2013, representing 33%, 36% and 37% of total revenues, respectively. The increase was mainly due to growth in service revenues, partially offset by increases in costs, such as employee benefit expenses and severance payments, fees for services and maintenance, materials and supplies, cost of equipment and handsets and commissions.

Depreciation of PP&E and amortization of intangible assets

During 2015, depreciation of PP&E and amortization of intangible assets increased 8% to P$392 million from P$363 million in 2014. During 2014, depreciation of PP&E and amortization of intangible assets increased 61% from P$226 million in 2013 The increase was the result of higher investment in PP&E and intangible assets, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

Operating income

In 2015, our operating income from the Núcleo Mobile Services segment was P$177 million, representing a decrease of 18% from P$215 million in 2014, which represent 10% and 14% of total revenues for this segment in 2015 and 2014, respectively. In 2013, our operating income was P$202 million, representing 17% of total revenues for this segment.

The following table shows our operating income from the Núcleo Mobile Services segment in 2015, 2014 and 2013 and its percentage of total revenues in each year:

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization(1)	568	578	427	(2)	35
As % of total revenues	33	36	37
Depreciation and amortization	(392)	(363)	(226)	8	61
As % of total revenues	(23)	(23)	(19)
Gain on disposal of PP&E	1	—	1	n/a	(100)
Operating income	177	215	202	(18)	6
As % of total revenues	10	14	17

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

Financial results, net

During 2015, the Núcleo Mobile Services segment recorded a net financial loss of P$65 million, compared to a net financial loss of P$22 million in 2014 and P$19 million in 2013. The increase in the loss in 2015 was mainly due to higher foreign currency exchange losses. The increase in the loss in 2014 was mainly due to higher interest on loans partially offset by higher interest on accounts receivables.

Income tax expense

During 2015, our Núcleo Mobile Services segment recorded an income tax expense of P$15 million compared to P$22 million in 2014. The income tax expense in 2015 was mainly attributable to the recognition of current income tax expense amounting to P$16 million partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$1 million.

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

During 2013, our Núcleo Mobile Services segment recorded an income tax expense of P$23 million. The income tax expense in 2013 was mainly attributable to the recognition of current income tax expense amounting to P$24 million partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$1 million.

Net income

During 2015, our Núcleo Mobile Services segment reported net income of P$97 million as compared to P$171 million during 2014, representing 6% and 11% of total revenues in 2015 and 2014, respectively. In 2013, our net income was P$160 million, representing 14% of total revenues. The decrease in 2015 was mainly due to a decrease in the operating income and higher net financial losses. The increase in 2014 in net income was mainly due to higher operating income partially offset by the higher financial losses.

Liquidity and Capital Resources

Sources and Uses of Funds

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom Argentina on the Class A and Class B Shares owned by Nortel and Nortel has used such cash dividends to satisfy Nortel’s payment obligations for the next calendar year. No dividends were declared by Telecom Argentina for the years 2001 to 2008 and consequently Nortel did not make any distributions on its Series A or Series B Preferred Shares for the years 2001 to 2009. In addition to not being able to make dividend payments, Nortel was also unable to pay the required amortization on its Series A Preferred Shares for the years specified. In each year from 2010 to 2015, Telecom Argentina paid dividends in respect of the prior fiscal year. This allowed Nortel to (i) pay to the holders of Series A Preferred Shares all outstanding preferred dividends and amortization payments until their final redemption on June 14, 2012, and (ii) as from 2012, pay dividends to the holders of Series B Preferred Shares and shares of common stock.

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

On May 11, 2015, Telecom Argentina paid a dividend of approximately P$804 million to its shareholders for the year ended December 31, 2014 (of which approximately P$447 million was paid to Nortel). This allowed Nortel to make available on June 1, 2015 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2014 of approximately P$279 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2014 of approximately P$291 million (both of them approved by Nortel’s Board of Directors at its meeting held on May 18, 2015, pursuant to the powers delegated to it by Nortel’s shareholders at meetings held on April 27, 2012, April 26, 2013, April 29, 2014 and April 29, 2015).

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

Telecom Argentina expects that the principal source of its liquidity in the near term will be cash flows from Telecom Argentina’s operations and the dividends that Personal may pay to it. Telecom Argentina’s principal uses of cash flows are expected to be for capital expenditures, operating expenses and dividends to its shareholders. Telecom Argentina expects working capital, funds generated from operations, dividends payments from its subsidiaries and financing from third parties to be sufficient for its present requirements.

Telecom Argentina expects that the principal source of Personal’s liquidity in the near term will be cash flows from operations, dividends that Núcleo may pay to it and cash flow from financing from third parties. During 2014 and 2015, Personal’s working capital was impacted by 3G and 4G licenses’ acquisitions. Personal’s principal uses of cash flows are expected to be for capital expenditures, operating expenses and dividend payments to its shareholders.

The Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on December 15, 2011, approved the creation of a Medium-Term Notes Global Program for a maximum outstanding amount of US$500 million or its equivalent in other currencies for a term of five years.

Also, the Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, approved the creation of a Medium-Term Notes Global Program for a maximum outstanding amount of US$500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV approved this program. Under this program, on December 10, 2015, Telecom Personal has successfully completed the issuance of two series of notes for a total nominal value of P$ 720.5 million. See “—Debt Obligations and Debt Service Requirements” below.

The table below summarizes, for the years ended December 31, 2015, 2014 and 2013, Nortel’s consolidated cash flows:

	Years Ended December 31,
	2015	2014	2013
	(P$ million)

Cash flows from operating activities	6,818	5,723	6,931
Cash flows used in investing activities	(9,651)	(9,426)	(3,823)
Cash flows from (used in) financing activities	2,827	(1,243)	(1,288)
Net foreign exchange differences on cash and cash equivalents	80	508	313
Increase / (Decrease) in cash and cash equivalents	74	(4,438)	2,133
Cash and cash equivalents at the beginning of the year	863	5,301	3,168
Cash and cash equivalents at the end of the year	937	863	5,301

As of December 31, 2015, 2014 and 2013, Nortel had P$937 million, P$863 million and P$5,301 million in cash and cash equivalents, respectively.

Cash flows from operating activities. The breakdown of the net cash flow provided by operating activities is as follows:

	Years Ended December 31,
	2015	2014	2013
	(P$ million)
Collections
Collections from customers	42,260	34,396	28,437
Interests from customers	182	160	124
Interests from time deposits	219	421	579
CPP collections	512	683	690
NDF	12	84	13
Subtotal	43,185	35,744	29,843
Payments
For the acquisition of goods and services and others	(13,131)	(10,091)	(6,591)
For the acquisition of inventories	(6,343)	(4,167)	(3,166)
Salaries and social security payables and severance payments	(6,725)	(5,149)	(3,984)
NDF	(113)	(53)	—
CPP payments	(414)	(476)	(505)
Income taxes	(1,632)	(2,277)	(1,622)

	Years Ended December 31,
	2015	2014	2013
	(P$ million)
Other taxes and taxes and fees with the Regulatory Authority	(7,608)	(7,000)	(6,706)
Foreign currency exchange differences related to the payments to suppliers of which:	(401)	(808)	(338)
Inventory suppliers	(153)	(343)	(169)
PP&E suppliers	(158)	(311)	(106)
Other suppliers	(90)	(154)	(63)
Subtotal	(36,367)	(30,021)	(22,912)
Net cash flow provided by operating activities	6,818	5,723	6,931

Cash flows used in investing activities were P$9,651 million, P$9,426 million and P$3,823 million in 2015, 2014 and 2013, respectively and includes the payment for the acquisition of 4G licenses of P$2,256 million in 2015. The increase of P$5,603 million in 2014 was mainly due to an increase in capital expenditures, which included acquisition of 3G and 4G licenses for P$3,091 million.

Cash flows from financing activities were P$2,827 million in 2015, and cash flow used in financial activities were P$1,243 million and P$1,288 million in 2014 and 2013, respectively. The increase in 2015 was mainly due to the increases in proceeds of financial debt to acquire, among others, 4G licenses by P$2,256 million. The decrease in 2014 of P$45 million was mainly due to the acquisition of treasury shares in 2013 of P$461 million partially offset by a higher payment of dividends and related withholding tax of P$340 million.

NDF and US Dollar Bonds

Due to the existence of commitments denominated in US Dollars, during 2015, the Telecom Group entered into several NDF agreements to purchase a total amount of US$189 million. The purpose of these NDF agreements was to eliminate the risks associated with the fluctuation of the future exchange rate and to align the payment currency of Telecom Argentina and Personal’s commitments (hedged item) to its functional currency.

As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF agreements (net gain of approximately P$455 million) have also been recognized in the Income Statements, within Finance income and expenses — Exchange Differences. Telecom recognizes the NDF agreements results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties. As of December 31, 2015, Telecom has a current asset of P$466 million and deferred results amounting to P$13 million (before income tax) related to the US$165 million outstanding NDF agreements to such date, which will mature between January and July 2016.

During 2015, Personal also realized the remaining NDF agreements entered as of December 31, 2014 for US$149 million, recording a net loss of P$23 million which was recognized in the Income Statement in 2015, within Finance income and expenses — Exchange Differences. The purpose of these NDF agreements was also to eliminate the risks associated with the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (hedged item) to its functional currency.

In addition, as part of their financial risk management and reduction of exchange rate risk policies, during 2015 Telecom Argentina and Personal acquired Government bonds denominated in U.S. dollars (Bonar X 2017), at a cost of P$522 million, with an US Dollar annual interest rate of 7%.

Additionally, during 2014 Personal entered into several NDF agreements to purchase a total amount of US$282 million (of which US$133 million matured between March and December 2014 and the remaining US$149 million matured between January 2015 and March 2015).

Further, during 2014, Personal entered into an NDF agreement for US$8 million maturing in October and November 2014 to hedge commercial debts for PP&E acquisition.

Finally, in order to mitigate the currency risk Personal acquired in 2014 Government bonds denominated in U.S. dollars.

Additional information regarding Financial Instruments is set forth in Note 20 to our Consolidated Financial Statements.

Debt Obligations and Debt Service Requirements

We had no indebtedness as of December 31, 2015.

Telecom Argentina has no indebtedness as of December 31, 2015.

The Indebtedness of Telecom Argentina’s subsidiaries as of December 31, 2015 was as follows:

Telecom Personal: On January 28, 2015, Personal entered into a loan with a foreign bank for a total amount of US$40.8 million (equivalent to P$353 million at such date). This loan is a 27-months bullet loan with three-month interest payment at a weighted average rate of three-month LIBOR plus 8.75% (a financial cost of 9.0836% as of December 31, 2015). The funds were used for the acquisition of inventories.

The terms and conditions of the loan include standard covenants and events of default that are usual for this type of transactions, among others, the limitation that Personal will not incur new indebtedness if, as a result of the incurrence thereof, its consolidated total leverage ratio (consolidated debt to consolidated operating profit/loss before depreciation and amortization, including gain/loss on disposal of PP&E and impairment of PP&E, as defined in the terms and conditions of the loan) is greater than 3.0 to 1.0 or if its consolidated interest coverage ratio (consolidated operating profit/loss before depreciation and amortization, including gain/loss on disposal of PP&E and impairment of PP&E, as defined in the terms and conditions of the loan, to consolidated net interest) is lower than 3.0 to 1.0.

The balance of this loan as of December 31, 2015 amounted to approximately P$520 million.

In addition, on December 10, 2015 Personal issued notes in two series for a total nominal amount of P$720.5 million, under the Medium Term Notes Global Program mentioned in “Sources and Uses of Funds” above, with the following terms and conditions:

•                  Series I: with a maturity of 18 months from the date of issuance and settlement for a nominal value of P$571.5 million, at a combine rate (fixed rate of 28.5% up to the 6th month and variable rate from the 7th month, BADLAR rate + 375bps).

•                  Series II: with a maturity of 36 months from the date of issuance and settlement, with a nominal value of P$149 million, at a combine rate (fixed rate of 28.75% up to the 9th month and variable rate from the 10th month, BADLAR rate + 400bps).

The funds arising from the Series I and II notes were used to refinance debt through for the partial settlement of bank overdrafts that Personal had taken to finance the acquisition of 3G and 4G frequencies bands. The balance of Series I and II of Personal as of December 31, 2015 amounted to approximately P$741 million.

Finally, as of December 31, 2015 Personal has bank overdrafts amounting to P$3,127 million.

Núcleo: As of December 31, 2015, Núcleo’s outstanding debt (bank loans and bank overdrafts) is denominated in Guaraníes and amounted to approximately P$512 million.

Additional information regarding terms and conditions of the Telecom Group’s loans as of December 31, 2015 is set forth in Note 12 to our Consolidated Financial Statements.

Liquidity

The liquidity position for each of Telecom Argentina, Personal and Núcleo is and will be significantly dependent on each individual company’s operating performance, its indebtedness, capital expenditure programs and receipt of dividends, from its subsidiaries, if any.

In addition, the terms and conditions of Nortel’s Series B Preferred Shares contain covenants which require Nortel to restrict Telecom Argentina’s ability to borrow if the ratio of Telecom Argentina’s total liabilities (as calculated pursuant to Section 9 of the terms and conditions of Nortel’s B Preferred Shares) to shareholders’ equity is 1.75 or higher. If Nortel does not satisfy these covenants, Nortel’s Series B Preferred Shares will acquire certain voting rights which will enable their holders to elect one director and one alternate director of Nortel. Similar covenants and voting rights were applicable under the terms and conditions of Nortel’s Series A Preferred Shares, which were terminated as a result of the full redemption of Nortel’s Series A Preferred Shares on June 14, 2012. From March 2002 until December 2006, Nortel’s preferred shareholders acquired such voting rights due to Telecom Argentina’s ratio of total liabilities to shareholders’ equity exceeding this amount. Since December 31, 2006 such ratio no longer exceeded 1.75 to 1 and as a result, Series B Preferred Shareholders did not have voting rights in fiscal years 2007-2015 and will not have voting rights in fiscal year 2016.

The Group’s working capital breakdown and its main variations are disclosed below:

	2015	2014	Change
	(P$ million)
Trade receivables	5,663	4,124	1,539
Other receivables	1,346	679	667
Inventories	2,193	721	1,472
Current liabilities (not considering financial debt)	(13,494)	(8,936)	(4,558)
Operative working capital - negative	(4,292)	(3,412)	(880)
As % of Revenues	(10.6)%	(10.2)%

Cash and cash equivalents	937	1,004	(67)
Investments	1,430	53	1,377
Current financial debt	(3,451)	(179)	(3,272)
Net Current financial debt	(1,084)	878	(1,962)

Negative operating working capital (current assets — current liabilities)	(5,376)	(2,534)	(2,842)
Liquidity rate	0.68	0.72	(0.04)

The Group has a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those it provides to its customers. According to this, the negative operating working capital amounted to P$4,292 million as of December 31, 2015 (increasing P$880 million vs. December 31, 2014) but continued positioning at similar levels (10.6% of consolidated revenues as of December 31, 2015). The principal change is related to the commercial debt to acquire PP&E that increased by approximately P$3,058 million. The mentioned increase is mainly related to Personal’s investment plan for 4G (LTE) deployment. The debt increase was partially offset by higher financing provided to subscribers to acquire handsets and the increase in handsets’ quantity and prices, among other reasons.

The investments made to acquire mobile spectrum in 2014 and 2015 totaled P$5,786 million and were financed with current and non-current loans, turning the Group’s net financial asset into a net financial debt. The current Group’s net financial debt as of December 31, 2015 amounted to P$1,084 million (higher financial debt of P$1,962 million, where is worth mentioning the bank overdrafts at very reasonable rates, net of higher investments in Government bonds in foreign currency). During 2015 the Telecom Group returned to demand funds to the financial market in Argentina, what has allowed financing the Telecom Group’s growth in PP&E and intangible assets at very reasonable rates. This change in the Telecom Group’s financial structure has been prudently managed in what relates to foreign exchange risk and without neglecting the Telecom Group’s shareholders compensation, who received cash dividends amounting to P$804 million in 2015. All the above mentioned generates that the total working capital (current assets - current liabilities) amounted to a net debt of P$5,376 million as of December 31, 2015, resulting from an increase in negative operating working capital and an increase in current net financial debt amounting to P$880 million and P$1,962 million, respectively.

Despite these increases in absolute terms, consolidated liquidity ratio (current assets / current liabilities) remained at previous year’s similar levels, amounting to 0.68.

The Telecom Group has several financing sources and several offers from first-class international institutions to diversify its current short-term funding structure, which includes accessing to domestic and international capital market and obtaining competitive bank loans in what relates to terms and financial costs.

The low financial debt of the Telecom Group makes it possible to obtain financial resources for longer terms at a reasonable cost. The Telecom Group’s management evaluates the national and international macroeconomic context to take advantage of market opportunities that allows it preserving its financial health for the benefit of its investors.

The Telecom Group manages its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. The average term of its investments should not exceed the average term of its obligations. Cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

Nortel and the Telecom Group maintain a liquidity policy that results in a significant volume of available cash through its normal course of business as it is shown in the consolidated statement of cash flows. As of December 31, 2015, Nortel, Telecom Argentina and its consolidated subsidiaries had approximately P$937 million in cash and cash equivalents (in 2014, P$1,004 million).Of this amount, approximately P$67 million of cash and cash equivalents was held by Nortel on a stand-alone basis. The Telecom Group has approximately P$58 million of restricted cash in connection with legal proceedings. Such restricted cash has been classified as “Other Receivables, net” on our balance sheet.

Telecom Argentina’s Board of Directors, at their meeting held on March 28, 2016, called an ordinary and extraordinary shareholders’ meeting to be held on April 29, 2016, to consider among other issues the allocation of Telecom Argentina’s retained earnings as of December 31, 2015 (P$3,403 million) suggested by the Board of Directors to be allocated as follows: (i) P$3,403 million to the “Reserve for Future Cash Dividends” and (ii) the delegation of authority to Telecom Argentina’s Board of Directors to determine the allocation, depending on the performance of the business, in one or more installments, of an amount up to P$2,000 million of the “Reserve for Future Cash Dividends” and its distribution to the shareholders as cash dividends.

Telecom Argentina’s ability to generate sufficient cash from its operations in order to satisfy its indebtedness and capital expenditure needs may be affected by macroeconomic factors influencing Telecom’s business, including, without limitation the exchange rate of Argentine Pesos to U.S. dollars and rates of inflation; among others. These factors are not within Telecom’s or our control. Certain statements expressed in this section constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, including those described in this Annual Report in “Item 3—Key Information—Risk Factors.” Actual results may differ materially from our expectations described above as a result of various factors.

In each year from 2010 to 2015, Telecom Argentina paid dividends in respect of the prior fiscal year. This allowed Nortel to (i) pay to the holders of Series A Preferred Shares all outstanding preferred dividends and amortization payments until their final redemption on June 14, 2012, and (ii) as from 2012, pay dividends to the holders of Series B Preferred Shares and shares of common stock.

On December 27, 2013, Telecom Argentina paid a dividend of approximately P$1,000 million to its shareholders for the year ended December 31, 2012 (of which approximately P$556 million was paid to Nortel). This allowed Nortel to make available also on December 27, 2013 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2012 of approximately P$228 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2012 of approximately P$237 million (both of them approved by Nortel’s Board of Directors at its meeting held on December 16, 2013, pursuant to the powers delegated to it by Nortel’s shareholders at meetings held on April 27, 2012 and April 26, 2013). As stated above, on June 10, 2014, Telecom Argentina paid a dividend of approximately P$601 million to its shareholders for the year ended December 31, 2013 (of which approximately P$ 334 million was paid to Nortel). This allowed Nortel to make available on June 13, 2014 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2013 of approximately P$163 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2013 of approximately P$169 million. Also as stated above, on September 22, 2014, Telecom Argentina paid a dividend of approximately P$601 million to its shareholders for the year ended December 31, 2013 (of which approximately P$ 334 million was paid to Nortel). This allowed Nortel to make available also on October 23, 2014 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2013 of approximately P$106 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2013 of approximately P$111 million. On May 11, 2015, Telecom Argentina paid a dividend of approximately P$804 million to its shareholders for the year ended December 31, 2014 (of which approximately P$447 million was paid to Nortel). This allowed Nortel to make available on June 1, 2015 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2014 of approximately P$279 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2014 of approximately P$291 million.

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

Capital Expenditures

Telecom estimates that its capital expenditures for the year 2016 will be approximately 22% of consolidated revenues.

Following the strategy of previous years, in the Personal Mobile Services segment, the capital expenditures were mainly oriented towards the deployment of the 4G technology and the extension of the coverage and capacity of Telecom’s network in numerous cities across Argentina. The objectives were reached mainly through new sites, upgrading the network and activating new carriers.

In the Fixed Services segment, specifically in the access area, the investment in equipment continued to enable the shortening of the Loop, the investment in central equipment with new technologies for Broadband and the deployment of FTTH, while the enhancement of its wire network allowed Telecom to meet the demand of enterprises, neighborhoods and buildings. In the transportation area, Telecom’s focus was mainly on the deployment of the DWDM network, on the improvement of the Backbone IP (“BBIP”), on the update of the Metro Ethernet network and the installation of equipment to continue improving the regional transportation.

See “Item 3—Key Information—Risk Factors—Risks associated with Telecom and its Operations—Telecom operates in a competitive environment that may result in a reduction in its market share in the future.” Telecom expects to finance its capital expenditures through cash generated through its operations, cash on hand and financing from third parties; therefore, its ability to fund these expenditures is dependent on, among other factors, its ability to generate sufficient funds internally. Telecom’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its rates, the increase of its operating costs due to inflation and the increase of the cost of imported materials as they may increase in peso terms (as a result of the decline in the peso/U.S. dollar exchange rate and higher inflation).

Financial Ratio

Under the terms and conditions of the Series B Preferred Shares (and the Series A Preferred Shares until their final redemption on June 14, 2012), we have agreed not to allow Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any financial debt, if as a result of doing so, Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares), as shown in its unconsolidated financial statements prepared under Argentine GAAP, exceeds 1.75. Since March 2002, the ratio of Telecom Argentina’s total liabilities to its shareholders’ equity exceeded 1.75 as a consequence of the devaluation of the peso. As a result of Nortel’s violation of this covenant, the Series B Preferred Shares acquired, together with the Series A Preferred Shares, the right to appoint one member of the Nortel Board of Directors. Since December 31, 2006 such ratio no longer exceeded 1.75 to 1 and as a result, Series B Preferred Shareholders did not have voting rights in fiscal years 2007-2015 and will not have voting rights in fiscal year 2016. The Series A Preferred Shareholders retained their right to appoint a member of the Nortel Board of Directors as a result of the non-payment of the Series A dividends until June 29, 2012, when all accrued Series A dividends were made available by Nortel to the Series A Preferred Shareholders, following the final redemption of the Series A Preferred Shares. On such date, Javier Errecondo and Saturnino Jorge Funes, who had been appointed as Director and Alternate Director, respectively, by a Special

Meeting of the Series A Preferred Shareholders on April 7, 2011, ceased to occupy their positions. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series B Preferred Shares—Nortel’s Capital Stock.”

Related Party Transactions

During 2015, Telecom entered into certain transactions with their indirect shareholder Telecom Italia and our indirect shareholder W de Argentina — Inversiones S.A. as of December 31, 2015 or their affiliates in the ordinary course of business. For a description of these transactions see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Taxes

Turnover Tax

Under Argentine tax law, Telecom is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Rates in effect ranged from 2.5% to 8.0% for the years ended December 31, 2015, 2014 and 2013, depending on the jurisdiction or goods and services subject to the tax.

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

Tax on cash dividends received from a foreign subsidiary is calculated according to the statutory income tax rate. As per Paraguayan tax law, an additional income tax rate of 5% is imposed on dividends that are paid by a Paraguayan company. Additionally, under such law, when dividends are being paid to foreign shareholders, there is a withholding tax of 15%, which is deducted from the amounts which are paid to such shareholders.

As per Argentine tax law, income tax paid abroad and withholding tax are recognized as tax credit with certain quantitative limits.

Net losses can generally be carried forward and applied against future taxable income for five years. However, Paraguayan law does not permit the carry-forward of such losses.

Thin Capitalization Rules

Argentine Law No. 25,784 modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds by two times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments. During fiscal years 2015, 2014 and 2013, Nortel and Telecom’s deduction of interest expenses was not limited because Nortel and Telecom were able to meet the conditions required for such deduction.

Tax on Minimum Presumed Income

Nortel and Telecom Argentina’s subsidiaries located in Argentina are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of Nortel’s assets is determined in accordance with the criteria established under the tax laws. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of any tax on minimum presumed income paid in excess of the income tax for such year may be carried forward for a period of up to ten years. This excess may be treated as a credit to be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income. During fiscal years 2015, 2014 and 2013, income tax for Telecom and Personal was higher than tax on minimum presumed income. Nortel will pay income tax for year 2015, and paid income tax for year 2014 and minimum presumed income tax for year 2013.

Value Added Tax (VAT)

VAT does not have a direct impact on our or Telecom’s results of operations. VAT paid by Telecom to its suppliers is applied as a credit toward the amount of VAT charged by Telecom to its customers and the net amount is passed through to the Argentine government. VAT rates are 21%, 27% and 10.5%, depending on the type of the transaction and tax status of the customer.

The import of services (including financial services) by Argentine VAT taxpayers registered for VAT purposes, or responsables inscriptos, such as Telecom Argentina and Personal, is subject to VAT. In the case of loans, if the lender is a bank or a financial entity located in a country whose central bank has adopted the Banking Supervision Standards of the Basel Committee, the rate is 10.5%. If the foreign lender is one other than those mentioned above, the rate is 21%.

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

During 2015, 2014 and 2013, the Company and Telecom charged to their income statement P$409 million, P$348 million and P$261 million, respectively, of this tax.

On February 6, 2003, the Ministry of Economy and Public Finance, through General Resolution No. 72/03, authorized us to increase the Basic Telephone Services rates by the amount of the tax on deposits to and withdrawals from bank accounts as provided for in General Resolution No. 72/03. The amount of the tax charged must be shown in detail on the customers’ bills. The amounts charged before General Resolution No. 72/03 were approximately P$23 million. This amount was subsequently corroborated by CNC audits, resulting in a receivable for Telecom for P$23 million which was recorded under “Other receivables” during 2007. That receivable can be offset with existing and/or future regulatory duties. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Rates—Rate Regulations—Tax on Deposit to and Withdrawals from Bank Accounts (“IDC”)” in the Telecom Argentina Form 20-F incorporated herein by reference.

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

The tax rate applied is 0.50%. This tax is computed based on the value of the shareholders’ equity as stated on the most recent annual balance sheet of the Company. The amount paid by us and pending collection from our shareholders as of December 31, 2015, was approximately P$23 million of which P$13 million are included in the allowance for doubtful accounts, based on the recoverability assessment made.

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

Since the beginning of 2001, telecommunication services companies have been required to pay a Universal Service tax to fund Universal Service requirements. The Universal Service tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the Universal Service tax. The rate is 1% of total billed revenues. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Universal Service Regulation—Decree No. 764/00” in the Telecom Argentina Form 20-F incorporated herein by reference.

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

Contractual Obligations

Nortel does not have material contractual obligations or purchase commitments. Telecom Argentina’s consolidated contractual obligations and purchase commitments as of December 31, 2015 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Argentine Pesos)
Debt obligations (1)	3,698	2,418	—	—	6,116
Finance lease obligations	46	50	—	—	96
Operating lease obligations	436	646	244	31	1,357
Purchase obligations (2)	3,160	80	71	103	3,414
Other long-term liabilities (3)	135	120	49	91	395
Total	7,475	3,314	364	225	11,378

(1)         Includes P$1,216 million of future interest.

(2)         Other than operating lease obligations. It includes PP&E purchase obligations, inventories purchase obligations, and other services purchase obligations, among others.

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

General

Nortel’s sole substantial activity is owning a controlling interest in Telecom Argentina’s shares of common stock and its sole substantial source of cash income is cash dividends paid on such shares. The unconsolidated financial data as of December 31, 2015 included herein accounts for Nortel’s approximately 54.74% of the common stock of Telecom. Because Telecom Argentina owns 15,221,373 of its own Class B Shares at the date of this Annual Report, our ownership of the outstanding shares amounts to 55.60%. The Consolidated Financial Statements included elsewhere in this Form 20-F consolidate Telecom’s operations with Nortel’s. Nortel’s principal use of cash is to make redemption payments on any debt and dividend payments on its Series B preferred stock and shares of common stock. A percentage equal to 48.96%, calculated in accordance with a formula set forth in the terms of the Series B Preferred Shares, of cash remaining after Nortel has paid or reserved for its operating expenses is required to be distributed to the holders of Series B Preferred Shares. The remaining cash equal to 51.04% is distributed to holders of shares of common stock. Nortel is required to distribute all of its cash every year, according to the terms and conditions of the Series B Preferred Shares. Before their final redemption on June 14, 2012, dividend and redemption (amortization) payments on Nortel’s Series A Preferred Shares had priority over dividend payments on Nortel’s Series B shares and Nortel’s shares of common stock. Nortel may only make dividend payments to holders of Series B Preferred Shares and holders of shares of common stock if it has sufficient retained earnings legally available for distribution, in accordance with Argentine law, which provides that dividends may be paid out of liquid and realized profits based on a financial statement prepared under GAAP effective in Argentina (IFRS in the case of listed companies such as Nortel).

See “—Liquidity and Capital Resources” in the consolidated financial analysis above for a discussion of Telecom Argentina’s cash dividend payments and Nortel’s application of proceeds therefrom.

Administrative Expenses

Administrative expenses in 2015 and 2014 were approximately P$24 million and P$19 million, respectively, consisting primarily of employee benefit expenses, taxes and fees for services.

Financial Results, Net

For 2015 and 2014, net financial results amounted to a gain of P$35 million and a gain of P$24 million, respectively, due mainly to gains on mutual funds.

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

At December 31, 2015 and 2014, Nortel had approximately P$67 million and P$179 million, respectively, of cash and cash equivalents on a stand-alone basis (excluding amounts held by Telecom).

Should Telecom Argentina pay dividends in future periods, Nortel expects to service its obligations in respect of its preferred shares out of such dividends received by it. However, at present, Nortel is unable to predict whether Telecom Argentina will make any additional future dividend payments.

As of December 31, 2015, Nortel does not have outstanding financial debt.

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

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors

Nortel’s Board of Directors is responsible for the management of Nortel’s business. The Company’s bylaws provide that Nortel’s Board of Directors will consist of no less than four but no more than eight members and an equal number of alternate directors, for the same term to fill any vacancies. Shareholders must appoint a number of alternate directors equal to or less than the number of directors. Therefore, as of this date Nortel has seven directors, and seven alternate directors. Three directors and three alternate directors are independent under SEC regulations and therefore are neither employed by, nor affiliated with, Telecom, W de Argentina — Inversiones S.A., the Telecom Italia Group until March 8, 2016 or with Fintech since March 8, 2016. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.” The directors are so elected at a shareholders’ meeting and hold office for a renewable term of three years (pursuant to an amendment to the Company’s bylaws approved by the extraordinary Shareholders’ Meeting held on October 26, 2010) or until replaced at a shareholders’ meeting. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement” in the Telecom Argentina Form 20-F incorporated herein by reference.

Prior to their final redemption on June 14, 2012, the Series A shareholders were entitled to elect one director and one alternate director as a result of Nortel’s failure to pay the required dividends on the Series A preferred shares. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series B Preferred Shares—Nortel’s Capital Stock.” Holders of Nortel’s Series A Preferred Shares had exercised the right to vote since April 25, 2002, as a consequence of the non-payment of the Base Dividend (as such term was defined in the terms of issuance of such Preferred Series A Shares, which are now terminated) corresponding to the fiscal year ended December 31, 2001 and subsequent fiscal years. Additionally, as Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) had exceeded 1.75/1, since September 13, 2002, holders of Series B Preferred Shares also obtained the right to vote in accordance with the terms and conditions applicable to this series of shares. Since 2002, both Series A Preferred Shareholders and Series B Preferred Shareholders exercised their right to vote, for the joint election of a regular and an alternate director. According to its unconsolidated financial statements since December 31, 2006, Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) no longer exceeds 1.75/1, therefore, since the time of approval of such financial statements by Telecom Argentina’s Board of Directors on March 8, 2007, the right to vote held by the Series B Preferred Shareholders was terminated. As a result, Series B Preferred Shareholders did not have director voting rights in fiscal years 2007-2015 and will not have director voting rights in fiscal year 2016. The right to vote held by the Series A Preferred Shareholders was terminated on June 29, 2012, when all accrued Series A dividends were made available by Nortel to the Series A Preferred Shareholders, following the final redemption of the Series A Preferred Shares.

See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement” for a description of certain agreements relating to the appointment of members of the Board of Directors.

The following table lists the directors and alternate directors of the Company as of December 31, 2015:

Name (1)	Position	Class of Shares Represented	Date of Designation
Patrizio Graziani	Chairman of the Board of Directors	Common stock	April 29, 2014
Eduardo Federico Bauer	Vice Chairman of the Board of Directors	Common stock	April 29, 2014
Andrea Balzarini	Director	Common stock	April 29, 2014
Lorenzo Canu	Director	Common stock	April 29, 2014
Domingo Jorge Messuti	Director	Common stock	April 29, 2014
Julio Pedro Naveyra	Director	Common stock	April 29, 2014
María Inés Cecilia de San Martín	Director	Common stock	April 29, 2014
Diego María Serrano Redonnet	Alternate Director	Common stock	April 29, 2014
Daniel Cristian Falck	Alternate Director	Common stock	April 29, 2014
Pablo Rodrigo Tarantino	Alternate Director	Common stock	April 29, 2014
Fabiana Leticia Marges	Alternate Director	Common stock	April 29, 2014
Mario Biondi	Alternate Director	Common stock	April 29, 2014

(1)                                 On September 28, 2015, the Board of Directors accepted Mr. Dionisio Dima’s resignation as Alternate Director.

In connection with the sale of the 51% equity interest in Sofora by Telecom Italia Group to Fintech, on March 8, 2016 Nortel received resignation letters from the Directors Patrizio Graziani, Andrea Balzarini, Lorenzo Canu, Domingo Jorge Messuti and María Inés Cecilia de San Martín; as well as from the Alternate Directors Diego María Serrano Redonnet and Daniel Cristian Falck. In the meeting held on the same date, the Board of Directors of Nortel accepted these resignations and requested the Supervisory Committee to appoint their replacements through the next Shareholders’ Meeting summoned for April 8, 2016.

The Ordinary and Extraordinary Shareholders’ meeting held on April 8, 2016 approved the performance of duties from April 29, 2015 until March 8, 2016 of the directors and alternate directors who resigned due to the change of Nortel’s controlling shareholder.

The Meeting also approved the grant of indemnity to the directors and alternate directors who resigned to their positions due to the change of Nortel’s indirect controlling shareholder, and to the former directors of Nortel nominated or appointed, directly or indirectly, by the former controlling shareholder in connection with their acts and omissions that occurred before or on March 8, 2016 to the extent and as far as it is allowed by law and by Nortel’s bylaws, for a period of 6 years counted from the above mentioned date.

The Meeting also approved the appointment of directors and alternate directors to cover the vacancies generated by the resignation of the directors and alternate directors that were designated by the former controlling shareholder of Nortel and with a mandate until the date of the Annual Shareholders’ Meeting during which financial documents for the fiscal year ending on December 31, 2016 will be considered.

The following table lists the directors and alternate directors as of the date of this Annual Report:

Name (1)	Position	Class of Shares Represented	Date of Designation
Baruki Luis Alberto González	Chairman of the Board of Directors	Common stock	April 8, 2016
Eduardo Federico Bauer	Vice Chairman of the Board of Directors	Common stock	April 29, 2014
Saturnino Jorge Funes	Director	Common stock	April 8, 2016
José Luis Galimberti	Director	Common stock	April 8, 2016
Julio Pedro Naveyra	Director	Common stock	April 29, 2014
José Carlos Cura	Director	Common stock	April 8, 2016
Patricio Gómez Sabaini	Director	Common stock	April 8, 2016
Javier Errecondo	Alternate Director	Common stock	April 8, 2016
Pablo Rodrigo Tarantino	Alternate Director	Common stock	April 29, 2014
Christian Whamond	Alternate Director	Common stock	April 8, 2016
Ignacio Villarroel	Alternate Director	Common stock	April 8, 2016
Fabiana Leticia Marges	Alternate Director	Common stock	April 29, 2014
Mario Biondi	Alternate Director	Common stock	April 29, 2014
Juan Ignacio Cosentino	Alternate Director	Common stock	April 8, 2016

Baruki Luis Alberto González is a lawyer with a degree from the Universidad de Buenos Aires. Mr. González joined the Board of Directors at Nortel Inversora S.A., Telecom Argentina S.A. and Personal S.A. in April 2016. Mr. González is a founding member of the Argentine law firm Errecondo, González & Funes. Between 1995 and 1996, he worked as an international associate at the United States law firm White & Case LLP. He was born on July 29, 1967.

Eduardo Federico Bauer is a lawyer. He is Vice Chairman of the Board of Directors of Micro Sistemas. He is director of Sofora and an alternate director of Telecom, Personal, Experta Aseguradora de Riesgos del Trabajo, S.A. Experiencia ART S.A., La Caja de Seguros de Retiro S.A. and La Estrella S.A. Cía de Seguros de Retiro. He was born on January 14, 1950.

Saturnino Jorge Funes is a lawyer with a degree from Universidad del Salvador and a Master’s degree in business law from the Universidad Austral (with honors). He is a founding partner of the law firm Errecondo, González & Funes — Abogados. He worked at Shearman & Sterling LLP between 2000 and 2001 as an international associate. He is Professor of Corporate Law at the Universidad del Salvador law school in Buenos Aires, and a lecturer at the Masters in Finance program at the Universidad Torcuato Di Tella in Buenos Aires. He is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal) and of the Buenos Aires City Bar (Colegio de Abogados de la Ciudad de Buenos Aires). He was born on August 6, 1968.

Jose Luis Galimberti is a partner at the Buenos Aires office of Curtis, Mallet-Prevost, Colt & Mosle. He was formerly a partner of Brons & Salas. Mr. Galimberti is a professor at Austral University in the Corporate Law Postgraduate Program, and has been a professor at Palermo University and at the Universidad de Buenos Aires Law School. Mr. Galimberti got his law degree (abogado) from the National University of Rosario (1992), and has a Master in Business Law from the Austral University (1994), an LLM from the University of Chicago (2000) and a Master in Finance from the Cema University (2004). He was born on April 22, 1969.

Julio Pedro Naveyra is an accountant. He is Director of Gas Natural Ban S.A. and Grupo Concesionario Oeste S.A. He is member of the Supervisory Committees of Exxon Mobil, Exxon Exploration, Exxon Business Center, Ford Motor, Ford Credit Plant Ovalo and Sandoz Laboratories. He was born on March 24, 1941.

José Carlos Cura is an Economist with a degree from the Universidad de Buenos Aires. He also has a degree in management from the IAE business school at Austral University. Currently, he is an independent financial and real estate advisor. He began his career in finance as an executive trainee at Lloyds Bank where he worked in various departments, including the Treasury Department, and where he became involved in foreign exchange and fixed income trading. He was born on September 25, 1962.

Patricio Gomez Sabaini is an economist with a degree in business from George Mason University and a Master’s in Business Administration from George Washington University. He has been a partner at Sur Capital Partners Private Equity Fund since 2005. He worked as Managing Director in the Latin America division at GE Capital, Private Equity Group, from 1999 to 2004. Before that, he worked at Banco Santander Rio in investment banking from 1995 to 1999 and at Bunge in the Treasury department from 1991 to 1995. Currently, he is a board member of BO Packaging, Aerodoc and El Tejar. He is former board member of TIBA and Integramedica. He was born on March 25, 1964.

Javier Errecondo serves as a member of the Board of Directors of Camuzzi Gas del Sur S.A., Sodigas Pampeana S.A., Sodigas Sur S.A., Camuzzi Gas Inversora S.A., Camuzzi Gas Pampeana S.A., Salta Inversiones Electricas S.A. (SIESA S.A), Edelap S.A., ESDED S.A., EDESA S.A., Operadora Energética S.A., Inversora Eléctrica de Buenos Aires S.A., Central Dique S.A., Compañía de Inversiones en Electricidad S.A., Desarrollos Caballito S.A., Luz de La Plata S.A., Rangitata Explotaciones S.A. He is admitted to the practice of law in the City of Buenos Aires, in the Province of Buenos Aires and in the State of New York. Mr. Errecondo is a founding member of the Argentine law firm Errecondo, González & Funes. Mr. Errecondo received his law degree from the Universidad the Buenos Aires in 1985. He was born on February 6, 1963.

Pablo Rodrigo Tarantino is a lawyer and has 10 years of experience in the practice of corporate law. He is also a Director of Sofora. He is member of the City of Buenos Aires Bar. He was born on July 7, 1975.

Christian Whamond joined Fintech Advisory Ltd. (“Fintech”) in August 2012 as the Director of Corporate Credit. Prior to joining Fintech, Mr. Whamond worked at BTG Pactual where he managed a Latin American corporate credit trading and investing book. He joined BTG Pactual from James Caird Asset Management, an investment fund spun-off from Moore Capital, where he was emerging markets portfolio strategist and trader, co-managing a sovereign and corporates credit portfolio. Prior to this, Mr. Whamond worked at JPMorgan in New York and Buenos Aires in different roles for the Latin American region, including investment banking, mergers and acquisitions advisory, corporate restructurings, and fixed income corporates trading. Mr. Whamond was born on August 11, 1973 and holds an Industrial Engineering degree from the Instituto Tecnológico de Buenos Aires.

Ignacio Villarroel is a lawyer with a degree from the Universidad Católica de Buenos Aires. Since 1990, he has been an associate attorney at López Saavedra, Armando, Esnaola & Vidal Raffo Abogados Law Firm. Between 2012 and 2014, he was Project Manager at the Ministry of Modernization of the Government of the City of Buenos Aires. Mr. Villarroel also served as a legal adviser to the Port Authority of the City of Mar del Plata between 2009 and 2011and as a legal advisor to the Secretary of Tourism of the Government of the Province of Buenos Aires between 2008 and 2009. Also, he worked for Clyde & Co International Law Firm, London, United Kingdom, Insurance and Reinsurance Department, Office for Latin America. He was born on March 9, 1974.

Fabiana Leticia Marges is an accountant. She is a Certified Auditor in Informatics Systems (since 1992). She has been a partner of PricewaterhouseCoopers until 2002, in the area of Global Risk Management Solutions, performing tasks of auditing and consulting in financial entities and insurance companies among others. She acts as a facilitator, at workshops related to COBJT standard, organized by ISACA, ABA and AGN. She has been professor of Audit and Control Systems at several Argentine universities. She was also an instructor in internal and external courses conducted by PricewaterhouseCoopers and at the CISA program organized by ISACA Buenos Aires Chapter. She also stands as a speaker at international conferences LATIN CACS of ISACA. She is a founding member of the Buenos Aires Chapter of ISACA, Chairman of such chapter for the periods 1994/95 and 2004/2005, and member of the Institute of Internal Auditors of Argentina. She has been a partner of MIA Consultores for the period 2004-2014and has managed projects related to the implementation of governance models for the information technology such as COBIT and IS027000, for financial entities and other companies in Argentina, Brazil, Colombia, Costa Rica, Mexico and Paraguay. She was born on November 13, 1959.

Mario Biondi is an accountant. Mr. Biondi is an accounting professor at the Facultad de Ciencias Económicas, Universidad de Buenos Aires. He is a former accounting professor from Argentine Catholic University, Universidad de Belgrano and Universidad Nacional de Lomas de Zamora. Between 1995 and 2004, he was a member of the Board of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires. During the period 2007-2010, he was President of the Ethics Court (Tribunal de Etica) of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires. He has been a Director of Renault Argentina S.A. and is currently a member of the Comisión Fiscalizadora (legality control) of Grupo Concesionario del Oeste S.A. On October 6th, 2015, he was elected secretary of the board of the Federacion de Consejos Profesionales de Ciencias Económicas de la República Argentina. On January 18, 2016, he was appointed Director of the Banco de la Provincia de Buenos Aires by the Governor of Provincia de Buenos Aires. He is a conferencist and has written books on his specialty as well as many articles in specialized accounting magazines. He was born on September 5, 1951.

Juan Ignacio Cosentino is an economist with a degree in economics from George Mason University and a Master’s degree in economics from New York University. We has been working at Sur Capital Partners LP, a PE Fund, as founder and partner since 2005. Between 1999 and 2004, he worked at GE Capital in the Equity Capital Group, and between 1993 and 1999, he was a managing partner at Buenos Aires Capital Partners. Between 1990 and 1991, he was an associate at the International Bank for Reconstruction and Development at The World Bank,. He has served on the boards of Telex Chile, Mercadolibre.com, Telepuerto Internacional Buenos Aires S.A., Integramedica S.A., and FADA Pharma S.A. He currently serves on the boards of Papeles Bio Bio S.A. and Comercial Audiomusica S.p.A. He was born on August 25, 1965.

Supervisory Committee

Argentine law requires that any corporation with share capital in excess of P$10,000,000 or which provides a public service or which is listed on any stock exchange or is controlled by a corporation that fulfills any of the aforementioned requirements, to have a Supervisory Committee. The Supervisory Committee is responsible for overseeing the Company’s compliance with its bylaws and Argentine law and, without prejudice of the role of external auditors, is required to present a report on the accuracy of the financial information presented to the shareholders by the Board of Directors at the Annual Ordinary Shareholders’ Meeting. The members of the Supervisory Committee are also authorized

•                  to call ordinary or extraordinary Shareholders’ Meetings;

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

The following table lists the members and alternate members of the Supervisory Committee through December 31, 2015:

Name	Position and Date of Designation	Profession
Diego Martín Garrido	Member of the Supervisory Committee—April 29, 2015	Lawyer
Ignacio Arrieta	Member of the Supervisory Committee—April 29, 2015	Lawyer
Gerardo Prieto	Member of the Supervisory Committee—April 29, 2015	Accountant
María Marta Cancio	Alternate Member of the Supervisory Committee—April 29, 2015	Lawyer
Jacqueline Berzón	Alternate Member of the Supervisory Committee—April 29, 2015	Lawyer
Guillermo Feldberg	Alternate Member of the Supervisory Committee—April 29, 2015	Accountant

In connection with the sale of the 51% equity interest in Sofora by the Telecom Italia Group to Fintech, on March 8, 2016, Nortel received resignation letters from the Supervisory Committee members Diego Martín Garrido and Ignacio Arrieta as well as from the alternate members of the Supervisory Committee María Marta Cancio and Jacqueline Berzón. In all cases resignations were submitted to be effective on the date of the Shareholders’ Meeting that would consider such resignations which was summoned for April 8, 2016.

The Ordinary and Extraordinary Shareholders’ meeting held on April 8, 2016 approved the performance of duties from April 29, 2015 until March 8, 2016 of the members and alternate members of the Supervisory Committee who resigned due to the change of Nortel’s controlling shareholder.

The Meeting also resolved the grant of indemnity to the members and alternate members of the Supervisory Committee who resigned their positions due to the change of Nortel indirect controlling shareholder, and to the former members of the Supervisory Committee of Nortel nominated or appointed, directly or indirectly, by the former controlling shareholder in connection with their acts and omissions that occurred before or on March 8, 2016 to the extent and as far as allowed by law and by Nortel’s bylaws, for a period of 6 years counted from the above mentioned date.

The Meeting also approved the appointment of the following members of the Supervisory Committee to cover the vacancies generated by the resignation of the members of the Supervisory Committee that were designated by the former controlling shareholder of Nortel and with a mandate until the Annual Shareholders’ Meeting to be held on April 29, 2016.

The following table lists the members and alternate members of the Supervisory Committee as of the date of this Annual Report:

Name	Position and Date of Designation*	Profession
Diego Emilio Rangugni	Member of the Supervisory Committee—April 8, 2016	Lawyer
Pablo Andrés Buey Fernández	Member of the Supervisory Committee— April 8, 2016	Lawyer
Gerardo Prieto	Member of the Supervisory Committee—April 29, 2015	Accountant
Javier Alegría	Alternate Member of the Supervisory Committee—April 8, 2016	Lawyer
Facundo Genis	Alternate Member of the Supervisory Committee—April 8, 2016	Lawyer
Guillermo Feldberg	Alternate Member of the Supervisory Committee—April 29, 2015	Accountant

*                 Term of position expires or may be extended at the next annual Shareholders’ Meeting.

All members of the Supervisory Committee are independent under CNV rules.

Diego Emilio Rangugni is a lawyer with a degree from the University of Salvador, USAL. He owns his own law firm. He is a member of the Supervisory Committee of Telecom Argentina. He has worked at the Superintendencia de Seguros de la Nación (SSN) since 1992 and was the Manager of Legal Affairs between 2010 and 2012. Between 2012 and 2015, he worked as a legal advisor at the Municipality of San Antonio de Areco. He also worked at the Dirección Nacional de los Registros Seccionales de la Propiedad del Automotor y de Créditos Prendarios between 1987 and 1994. He was born on July 10, 1965.

Pablo Andrés Buey Fernández is a lawyer with a degree from the Universidad de Buenos Aires and a Master of Laws from Harvard University Law School. He is Managing Partner at Estudio Alegria, Buey Fernandez, Fissore & Montemerlo. He acted as an associate foreign lawyer with the firm Finley, Kumble, Wagner, Heine, Underberg, Manley & Casey in 1985. He has actively participated in a number of foreign transactions, including, among others, private placements of convertible notes, initial public offerings, foreign investments in the United States, project finance transactions and corporate counseling. He is a member of the following professional associations: Associate Member of the International Bar Association (Banking and Insolvency Committees); International Associate Member of the American Bar Association (Banking and Business Committees); International Associate Member of the American Society of International Law; Member of the Instituto Argentino de Derecho Comercial; Member of the Instituto de Derecho Comercial; Member of the Instituto de Derecho Comercial of Universidad del Salvador Law School; and Member of the Comité de Abogados de Bancos de la República Argentina. He was a professor of Comparative Law in the Master’s program in Financial and Capital Markets program at the Escuela Superior de Economía y Administración de Empresas; a professor of post-graduate courses and seminars at the Universidad de Buenos Aires Law School, the Universidad de Buenos Aires Economic Sciences School and the Universidad del Salvador Law School. He was born on August 8, 1957.

Gerardo Prieto is an accountant. He has been a member of the Supervisory Committee since 2004. He is also a member of the Supervisory Committees of Sofora, Personal, Telecom and Micro Sistemas. He is Chairman of Campofin S.A., Polifin S.A., Cabaña Doble G del Litoral S.A., Experta Aseguradora de Riesgos del Trabajo S.A. and Experiencia ART S.A. He is a director of Industrial and Commercial Bank of China (Argentina) S.A. He is also an alternate director of La Estrella S.A. Compañía de Seguros de Retiro. He was born on March 3, 1951.

Javier Alegria is a lawyer who holds a degree from the Universidad Católica Argentina. He is an alternate member of the Supervisory Committees of Telecom Argentina and Telecom Personal S.A. He is also a partner at the law firm Estudio Alegria, Buey Fernández, Fissore & Montemerlo. He received a Master of Law from Northwestern University and a certificate in Business Administration from the Kellogg School of Management at Northwestern University. He is a professor at the Universidad de Buenos Aires Law School and a member of the Buenos Aires Bar Association. He was born on August 7, 1974.

Juan Facundo Genis is a lawyer who holds a degree from the Universidad del Salvador. He specializes in business and labor law. He is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal). He was born on September 18, 1967.

Guillermo Feldberg is a public accountant. He has been an alternate member of our Supervisory Committee since 2004. He is also an alternate member of the Supervisory Committees of Telecom Argentina and Sofora. He is Chairman of Agropecuaria La Victoria S.A., Caroline Establecimientos Agropecuarios S.A., Ineba S.A., Izzalini Trade S.A., GWF S.A., Majuida S.A. and Viosan S.A. He is Vice Chairman of Doble “G” del Litoral S.A. and Fundación Ineba (Instituto de Neurociencias Buenos Aires). He was born on February 20, 1951.

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

On May 22, 2001 the Argentine government issued Decree No. 677/01, entitled “Regulation of Transparency of the Public Offering,” or the “Transparency Decree” (replaced since January 28, 2013 by equivalent articles included in Law No. 26,831. See “Item 9—The Offer and Listing—The Argentine Securities Market—Capital Markets Law

— Law No. 26,831” below). The intention of this decree, which is also stated within Law No. 26,831, was to move towards the creation of an adequate legal framework that may strengthen the level of protection of investors in the market. The main objectives of the Transparency Decree were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient reallocation from savings to investments and good practices in the administration of corporations.

Law No. 26,831 (previously, the Transparency Decree) vests in members of the Board of Directors:

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

A director will not be liable if, notwithstanding his presence at a meeting at which a resolution was adopted or his knowledge of the resolution, a written record exists of his opposition thereto and he reports his opposition to the Supervisory Committee before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the Shareholders’ Meeting, the competent governmental agency or the courts. Any liability of a director vis-à-vis Nortel terminates upon approval of the directors’ performance by the Shareholders’ Meeting, provided that shareholders representing at least 5% of our capital stock do not object and provided further that this liability does not result from a violation of the Company’s bylaws, the law or the regulations.

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

According to Law No. 26,831 the duties of the Audit Committee are:

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

At its meeting of April 30, 2015, the Board of Directors elected Mr. Julio Pedro Naveyra, Mr. Domingo Jorge Messuti and Ms. María Inés Cecilia de San Martín to the Audit Committee. On March 8, 2016, Mr. Domingo Jorge Messuti and Ms. María Inés Cecilia de San Martín resigned from their positions as members of the Board, as a result of Nortel’s change of control. At its meeting of April 8, 2016, the Board of Directors elected José Carlos Cura and Patricio Gómez Sabaini to the Audit Committee to fill such vacancies. All members have the experience required by Section 13, Chapter II of the CNV rules and are independent directors under SEC regulations and CNV rules. Mr. Naveyra was appointed as the Committee’s financial expert.

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

During the year ended December 31, 2015, Nortel was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

Accrued compensation as of December 31, 2015 for the members of the Board of Directors and the members of the Supervisory Committee acting as from April 29, 2015 was approximately P$6.2 million and P$1.1 million, respectively. The portion of these amounts corresponding to Nortel results from the proposal made by Nortel’s Board of Directors to shareholders, with the prior favorable opinion of the Audit Committee, for the aggregate compensation to the members of the Board of Directors and the Supervisory Committee in connection with their duties performed since April 29, 2015. Such compensation is subject to approval by the Annual and Extraordinary General Shareholders’ meeting which will be held on April 29, 2016.

As of December 31, 2015 compensation paid by Nortel and its subsidiaries as advance payments to the members of the Board of Directors and members of the Supervisory Committee of Nortel acting since April 29, 2015 was approximately P$1.6 and P$1.2 million, respectively, for fiscal year 2015. Therefore, the aggregate compensation paid by Nortel and its subsidiaries to the members of Nortel’s Board of Directors and the members of Nortel’s Supervisory Committee acting as from April 29, 2015, was approximately P$2.80 million for fiscal year 2015.

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

Share Ownership

None.

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of December 31, 2015, Nortel’s capital stock was represented by ordinary shares (78.38% of the capital stock) and Preferred Series B shares (21.62% of the capital stock). All of Nortel’s ordinary shares are owned by Sofora. Nortel’s total Series B Preferred Shares have no voting rights, except in the event of certain payment defaults or breaches of covenants.

The ownership of Nortel’s shares of common stock as of April 28, 2016 was as follows:

Shareholder	Percentage
Sofora Telecomunicaciones S.A.	100%

Sofora

Sofora is an Argentine holding company which owns 100% of the shares of common stock of Nortel, which represents 78.38% of the total capital stock of Nortel.

The ownership of Sofora’s stock as of the date of this Annual Report is as follows:

Shareholders	Percentage
Fintech (1)	68.00
W de Argentina — Inversiones S.A. (2)	32.00
Total	100.00

(1)         Stock owned through Fintech Telecom LLC.

(2)         Stock owned through W de Argentina — Inversiones S.A.

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

Further, pursuant to the List of Conditions, as amended, neither of Fintech nor W de Argentina — Inversiones shall reduce their respective equity interest in Sofora to less than 15%, without regulatory authority approval. The List of Conditions does not specifically provide a penalty if this restriction is violated.

Pursuant to a resolution adopted at Nortel’s Extraordinary Shareholders’ Meeting held on December 16, 1999, Nortel’s capital structure was modified to eliminate its Series C and D shares of common stock. As of the date of filing of this Annual Report, Nortel has a single class of shares of common stock.

In 2003, W de Argentina — Inversiones S.A., Telecom Italia S.p.A. and Telecom Italia International N.V. signed a shareholders’ agreement for the joint management of Sofora, Nortel, Telecom Argentina and its subsidiaries, including Personal, which was amended in August 2010, October 2010, March 2011, November 2013 and October 2014. See “—Shareholders’ Agreement” below.

On November 14, 2013 Telecom Italia S.p.A and Telecom Italia International N.V. (collectively, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea”, a company controlled by the Sellers) accepted the offer made by Fintech to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel, and Tierra Argentea pursuant to the terms of a purchase agreement by and among, Fintech, Tierra Argentea and the Sellers, subject to prior Argentine regulatory approvals which were to be obtained within one year. The total aggregate consideration and payments to be received by the Sellers under the purchase agreement and other agreements from Fintech and other persons was approximately US$960.0 million. On October 25, 2014, Telecom Italia S.p.A. announced the acceptance of an offer made by Fintech to amend and restate the purchase agreement announced on November 14, 2013. The amended and restated purchase agreement maintained the total aggregate consideration and payments to be received by Sellers from Fintech and other persons pursuant to the purchase agreement and other agreements executed in connection therewith at approximately US$960.0 million and extended the maximum date for obtaining regulatory approvals to 2.5 years from the date of the amendment. Under the amended and restated purchase agreement, the transfer of a 51% controlling interest in Sofora was subject to the approval of the telecommunications regulatory body (formerly, SC, subsequently AFTIC and currently its successor, ENACOM) and a 17% minority interest in Sofora would be sold to Fintech during October 2014.

Of the total aggregate amount to be received by the Sellers, an aggregate amount of US$867.9 million would be paid by Fintech as consideration for the sale of:

•                  68% of the ordinary shares of Sofora held by the Sellers, divided between 17% of the ordinary shares of Sofora (US$208.6 million) and 51% of the ordinary shares in Sofora (US$550.6 million);

•                  15,533,834 Class B Shares of Telecom Argentina held by Tierra Argentea, representing 1.58% of the outstanding shares, (US$61.2 million); and

•                  2,351,752 American Depositary Shares, representing 117,588 Preferred B Shares of Nortel held by Tierra Argentea, equal to 8% of the outstanding Preferred B Shares of Nortel (US$47.5 million).

The remaining amount would be paid pursuant to additional agreements related to the transaction, including the waiver by the Sellers of certain rights under, as well as amendments to, the Shareholders’ Agreement relating to Telecom Argentina with the Werthein Group, which will retain 32% of the voting shares of Sofora; an agreement granting the right to continue providing the Telecom Argentina companies technical support and other services for up to three years following the closing date; and the commitment of Fintech to pay amounts already reserved for the payment of dividends by Telecom Argentina (“Reserved Dividends”), if such dividends were not paid outside Argentina to its shareholders prior to the closing of the purchase and sale of Sofora shares.

In implementing the above-mentioned agreements, on December 10, 2013, the Class B Shares of Telecom Argentina and the American Depositary Shares representing Class B Shares of Nortel owned by Tierra Argentea were transferred to Fintech for an aggregate amount of US$108.7 million and on October 29, 2014 Telecom Italia International N.V. transferred 17% of the capital stock of Sofora to Fintech.

On October 16, 2015, AFTIC’s Resolution No. 491/15 was published in the Official Bulletin denying the requested authorization for the transfer to Fintech of the controlling interest that the Telecom Italia Group held in Sofora Telecomunicaciones S.A. Fintech, the Telecom Italia Group, W de Argentina — Inversiones S.A., Telecom Argentina and Personal filed a recourse of reconsideration against such Resolution requesting AFTIC to revoke such Resolution and grant the authorization for the transfer.

On February 17, 2016, Telecom Argentina was notified of ENACOM Resolution No. 64/16 pursuant to which ENACOM partially granted the above mentioned requests revoking the denial in by AFTIC Resolution No. 491/15 and deciding to continue the analysis of the transfer of Telecom Italia’s interest in Sofora to Fintech.

On February 24, 2016, Telecom Argentina was notified of Fintech’s intention to launch a Mandatory Tender Offer (the “OPA”) resulting from a change of control event for all Class B common shares of Telecom Argentina which are traded on the Buenos Aires Securities Market, or Mercado de Valores de Buenos Aires S.A., promoted and formulated by Fintech. Additional information regarding the OPA is available in “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in the “EDGAR” section (Telecom Argentina) of the SEC in www.sec.gov. Unless specifically incorporated by reference herein, the information contained or accessible through such websites should not be considered a part of this Annual Report.

On March 7, 2016, ENACOM Resolution No. 277/16 authorized the transfer of Sofora’s majority shareholder stake to Fintech and on March 8, 2016, the transfer transaction of Telecom Italia Group’s 51% stake in Sofora to Fintech was completed. As a result, the Telecom Italia Group was replaced by Fintech as indirect controlling shareholder of Telecom Argentina and Nortel.

As of the date of issuance of this Annual Report, Sofora’s shares belong to Fintech (68%) and to W de Argentina — Inversiones S.A. (32%). Additionally, Fintech has 18,086,059 Class B shares that represent 1.837% of Telecom Argentina’s total capital stock.

More information about the agreement between the Telecom Italia Group and Fintech is available in the “Relevant Facts” Section of the CNV at www.cnv.gob.ar, and in the “Company filings search” Section (Telecom Italia S.p.A and Telecom Argentina) of the SEC in www.sec.gov. Unless specifically incorporated by reference herein, the information contained or accessible through such web sites should not be considered a part of this Annual Report.

Fintech Telecom LLC

Mr. David Martínez is chairman of the board of directors and sole shareholder of Fintech Advisory Inc., a Delaware corporation. Fintech Advisory Inc.is an investor and investment manager in equity and debt securities of sovereign and private entities primarily in emerging markets. Fintech Telecom LLC, a Delaware limited liability company, is a wholly-owned direct subsidiary of Fintech Advisory Inc. and its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina.

W de Argentina — Inversiones S.A.

W de Argentina — Inversiones S.A., a company of the Werthein Group, is a company owned by Daniel Werthein, Adrián Werthein, Gerardo Werthein and Darío Werthein. The Werthein Group’s main lines of business include farming and oil operations, insurance and real estate activities, as described below:

•                  Farming and Oil Operations. Gregorio, Numo y Noel Werthein S.A.A.G.C. e I. (“GNNW”) is the name of the company that handles the businesses of the Werthein Group, mainly related to agribusiness activities and food products. The company owns more than 217,141 acres in the primary farming areas of Argentina, harvesting more than 12,633 tons of different crops and with more than 19,078 heads of cattle dedicated to meat production. It is also involved in the manufacturing of processed fruits as well as teas and other infusions. Most of its products are aimed at the international markets with important exports worldwide. GNNW is also carrying out, through joint ventures, studies, exploration and exploitation of hydrocarbon in Province of La Pampa, Argentina.

•                  Insurance Activities. The Werthein Group has a 100% interest in Experta Aseguradora de Riesgos del Trabajo S.A., Experiencia ART S.A., a leading work risk insurance companies in Argentina, and La Caja de Seguros de Retiro S.A., a retirement insurance company in Argentina. Additionally, together with certain third party individuals, the Werthein Group attained control of La Estrella S.A. Compañía de Seguros de Retiro, a leading retirement insurance company in Argentina.

•                  Real Estate Activities. The Werthein Group conducts real estate, construction, consulting, public works and other real estate-related activities through its interests in other companies.

“Telco” and “TI-W” Commitments

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefónica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Telco Transaction”). On December 22, 2009, Sintonia S.A. (Benetton) left the consortium and its participation was assumed by the remaining shareholders of Telco S.p.A. on a pro rata basis. As of December 31, 2014, Telco held 22.3% of Telecom Italia S.p.A.’s voting shares, according to its Financial Statements.

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

On August 5, 2010, Telecom Italia S.p.A., Telecom Italia Internacional N.V. and W de Argentina — Inversiones S.A. agreed to:

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

•                  The transfer of 8% of the capital stock of Sofora from W de Argentina — Inversiones S.A. to Telecom Italia International N.V., subject to the applicable authorizations. This increased Telecom Italia Group’s participation to 58% of the capital stock of Sofora (the “TI-W Transaction”).

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

On October 12, 2010, the CNDC issued Opinions No. 835 and 836 in connection with the Telco Transaction and the TI-W Transaction, respectively. In Opinion No. 835, the CNDC advised, among other things, the Secretary of Economic Policy of the Economy Ministry to accept the Telco Commitment with the clarifications and specifications made in Title XIV of such Opinion, and, consequently, subject to the approval of the Telco Transaction, pursuant to Section 13, paragraph b) of the Argentine Antitrust Law to the irrevocable and effective fulfilling of the Telco Commitment with the clarifications and specifications as mentioned. In addition, the CNDC made some pro-competition recommendations to the SC and to the CNC, which are included as Annex I to such Opinion.

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

On October 13, 2010, the transfer of 8% of the shares of Sofora in favor of Telecom Italia International N.V. was perfected. Based on information provided by Sofora’s shareholders, the consideration was (i) US$1 (one U.S. dollar w/o cents) and (ii) the execution of certain agreements dated as of August 5, 2010, between the Telecom Italia Group and the Werthein Group. Thus, the Telecom Italia Group reached a participation of 58% of the shares and possible votes in Sofora while W de Argentina — Inversiones S.A. reached the remaining 42% of such shares and votes.

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

On July 9, 2014 Telco S.p.A. issued a press release, informing that the General Extraordinary Shareholders’ Meeting held on such date “approved the proposed partial demerger of Telco S.p.A, as already approved by the Board of Directors and disclosed on June 26, 2014, the completion of which is subject to the requisite clearances from CADE (Brazilian Antitrust Authority), Anatel (Brazilian Regulatory Authority), CNDC and, for those matters which fall within its scope of responsibility, Istituto per la Vigilanza sulle Assicurazioni IVASS.”

Following the above information, Telefónica, S.A. (of Spain) reported that, having obtained the approval of CADE (the Brazilian antitrust authority), ANATEL (Brazilian regulatory authority), CNDC (Argentinean antitrust authority) and Istituto per la Vigilanza sulle Assicurazioni IVASS (Italian insurance regulatory authority), the demerger of Telco S.p.A. was formalized and its shareholders assumed, through its subsidiaries, the direct stakes in Telecom Italia S.p.A. The Telco S.p.A. Shareholders’ Agreement also was terminated.

On June 24, 2015 Telefónica, S.A. (of Spain) informed to the CNV and the BCBA the “divestment of its entire stake in Telecom Italia S.p.A.”

According to the provisions of Clause 9.2 from the Telco Commitment and to Clause 3 of the TI-W Commitment, the mentioned Telefónica, S.A. (of Spain) divestment and the end of the validity of the Telco S.p.A Shareholders’ Agreement also represent the end of the validity of the Commitments.

For that reason, on July 6, 2015, Telecom Italia S.p.A. submitted a note to the CNDC informing that the end of the validity of the Commitments had been reached, pursuant to Clause 9.2 of the Telco Commitment and Clause 3 of the TI-W Commitment.

On July 7, 2015, Telecom Argentina, Personal, Nortel and Sofora submitted notes to the CNDC adhering to the presentation made by Telecom Italia S.p.A. and requiring that the extinction of the validity of the Commitments be declared for the same reasons exposed by Telecom Italia S.p.A on its note.

On February 18, 2016, Telecom Argentina and Telecom Personal submitted a new note to the CNDC repeating their request.

Due to the change in the indirect controlling shareholder of Nortel and Telecom Argentina resulting from the March 8, 2016 sale of the Telecom Italia Group’s majority stake in Sofora to Fintech, on April 15, 2016, Telecom Argentina and Telecom Personal and on April 20, 2016, Sofora and Nortel notified the CNDC that the Telco and TI-W Commitments had become moot.

Shareholders’ Agreement

On August 5, 2010, Telecom Italia S.p.A. and Telecom Italia International N.V. (jointly, the “Telecom Italia Group”) and W de Argentina Inversiones S.A. (“W de Argentina” and jointly with the Telecom Italia Group, the “Parties”) entered into the 2010 Amended and Restated Shareholders’ Agreement, that amended the provisions and terms of the 2003 Amended and Restated Shareholders’ Agreement (the “2003 Shareholders’ Agreement”), as amended on: (i) October 13, 2010 — as a consequence of the TI-W Commitment — (ii) March 9, 2011, (iii) November 13, 2013 and (iv) October 24, 2014 (the “Amended and Restated Third Amendment”). The 2010 Shareholders’ Agreement as amended and restated by the modifications listed above is hereinafter referred to as the “New Shareholders’ Agreement.”

As a result of the acquisition of the 17% of Sofora’s shares held by the Telecom Italia Group which was concluded on October 29, 2014, Fintech adhered as a party to the New Shareholder’s Agreement by means of execution of a deed of adherence (the “Deed of Adherence”). On March 8, 2016, following the acquisition of the remaining 51% of Sofora´s shares from the Telecom Italia Group, and as per the terms and conditions of the Amended and Restated Third Amendment and the Deed of Adherence, Fintech acquired all the rights and obligations of the Telecom Italia Group under the New Shareholders’ Agreement.

Below is a brief summary of the main terms and conditions of the New Shareholders’ Agreement and the principal amendments to the 2003 Shareholders’ Agreement:

With respect to Sofora:

•                  Fintech shall have the right to appoint five Board members out of nine and W de Argentina shall have the right to appoint the remaining four Board members. Decisions will be made by the majority of directors present at each meeting.

•                  W de Argentina shall have the right to nominate the Chairman of the Supervisory Committee.

With respect to Nortel:

•                  Fintech shall have the right to appoint four out of seven Board members and W de Argentina shall have the right to appoint two Board members. The seventh board member of Nortel is nominated jointly by Fintech and W de Argentina, provided that if there is no agreement on the jointly appointed board member then the board member is nominated by Sofora, which is controlled by Fintech. As a result Fintech has nominated five of the seven board members of Nortel. In case the Preferred Series B Shares issued by Nortel have voting rights, the seventh director will be nominated by the Preferred Series B Shareholders of Nortel, as long as they have such rights in accordance with the terms and conditions of issuance of the preferred shares (Since June 2012 there are no outstanding Preferred Series A shares). Since 2007 Preferred Series B Shares have no voting rights. Decisions will be made by the majority of directors present at each meeting. In case of a tie, the chairman shall cast the deciding vote.

•                  W de Argentina shall be entitled to nominate the Chairman of the Audit Committee of Nortel.

With respect to Telecom Argentina:

•                  As a general rule, Nortel shall have the right to nominate six directors and the minority shareholders shall have the right to nominate one director. Four of the above-mentioned six Board members to be nominated by Nortel shall be nominated by Fintech and the remaining two shall be nominated by W de Argentina. In the event that other shareholders of Telecom Argentina have the right to appoint more than one director, the composition of the Board of Directors of Telecom Argentina shall be modified so that Fintech shall nominate the majority of the members of the Board of Directors. Decisions will be made by the majority of directors present at each meeting. In case of a tie, the Chairman shall cast the deciding vote.

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

The New Shareholders’ Agreement also provides for the establishment of a Steering Committee for Telecom Argentina, which shall be composed of two members appointed by Fintech and two members appointed by W de Argentina. The Steering Committee shall be in charge of resolving matters concerning Telecom Argentina’s business plan, annual budget and general employee compensation policy for Telecom Argentina and Personal, among others. The Steering Committee shall meet with the majority of its members and resolve any matter with the unanimous vote of the members attending the meeting according to the Rules of the Steering Committee approved by the Board of Directors of Telecom Argentina in its meeting No. 265 held on October 26, 2010. In case the Steering Committee is unable to resolve upon any matter, the Board of Directors shall resolve such matter.

The New Shareholders’ Agreement still provides for meetings between Fintech and W de Argentina (set forth in Section 4 of the New Shareholders’ Agreement) before Shareholders’ or Board of Directors’ meetings of Sofora, Nortel, Telecom Argentina or its subsidiaries regarding matters that must be treated at shareholders’ meetings or those related to preferred Shareholders of Nortel, but it excludes resolutions to be adopted by certain non-executive committees, such as the Audit Committee and the Supervisory Committee which will follow the rules of their respective committees.

Similar to the 2003 Shareholders’ Agreement, two members of Fintech and one member of W de Argentina shall attend the meetings and the decisions will be taken through the affirmative vote of the majority of its members.

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

•                  any extraordinary transaction involving the Telecom Argentina Group, exceeding the amount of US$30,000,000, except for any operation connected with the debt restructuring of the Telecom Argentina Group; and

•                  any change to the rules of the Steering Committee or the Audit Committee; and the creation, changes or dissolution of any committee of the Telecom Argentina Group with similar functions.

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

During 2015, Nortel entered into related party transactions with Telecom for an aggregate amount of P$1 million, consisting of an office space lease and other administrative expenses. Nortel has not entered into transactions with any other related party in 2015.

In addition, Telecom has been involved in a number of transactions with its related parties since the Transfer Date.

Transactions with related parties of Sofora (including Telecom Italia, W de Argentina — Inversiones and/or their respective affiliates) and other related parties resulted in expenses or purchases of approximately P$581 million for the year ended December 31, 2015. Of that amount, P$455 million were incurred with Telecom Italia and its affiliates for telecommunications services received by Telecom, including international capacity hiring, purchases of equipment and materials; P$106 million were incurred with W de Argentina for insurance, advertising, labor costs; and P$20 million were incurred with other parties.

Transactions with related parties of Sofora and other related parties resulted in income for services rendered by us of approximately P$568 million for the year ended December 31, 2015, corresponding to telecommunication services rendered to Telecom Italia and its affiliates of approximately P$564 million and services rendered to other related parties of approximately P$4 million.

In addition, there were no financial transactions with related parties of Sofora for the year.

See Note 27 to our Consolidated Financial Statements for more detail regarding related parties transactions for the year ended December 31, 2015.

During 2015, Personal entered into a technical services agreement with Telecom Italia which expired in December 2015. Under this agreement, P$16.3 million were incurred as expenses for the year ended December 31, 2015.

These agreements were submitted to an independent firm for evaluation, which found them to be “reasonable” and “in accordance with market practice in all material respects.” These agreements were also submitted to the review of the Audit Committee and were approved by Telecom Argentina’s Board of Directors.

As of December 31, 2015, we had no loans outstanding to the executive officers of Nortel and Telecom Argentina.

Interests of Experts and Counsel

Not applicable.

ITEM 8.                        FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18 for the Company’s Consolidated Financial Statements. For a description of events that have occurred since the date of the Company’s Financial Statements, see “Item 4—Information on the Company—Introduction—Recent Developments.”

Legal Proceedings

The information contained under “Item 8—Financial Information—Legal Proceedings” in the Telecom Argentina Form 20-F included as an exhibit hereto is hereby incorporated by reference herein in partial answer to this Item 8.

Dividend Policy

Under the GCL, dividends may only be declared out of liquid and realized profits determined based on non-consolidated financial statements prepared in accordance with GAAP effective in Argentina (IFRS in the case of listed companies such as Nortel) and other applicable regulations issued by the CNV and other regulatory bodies. Furthermore, liquid and realized profits can only be distributed when all of the accumulated losses from past periods have been absorbed and the legal reserve has been constituted (or reconstituted). Pursuant to the terms of issuance of the Series B Preferred Shares, in respect of any fiscal year, holders of Series B Preferred Shares are entitled to a dividend in an amount equal to approximately 48.96% of the earnings of Nortel legally available for distribution. The holders of Nortel’s shares of common stock are entitled to receive the remaining 51.04%.

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

Nortel did not make any redemption or dividend payments on the Series A Preferred Shares for the years ended December 31, 2001-2009 due to the lack of liquid and realized profits and/or distributable reserves. During that period, all scheduled redemption and dividend payments continued to accrue until 2011. In each year from 2010 to 2015, Telecom Argentina paid dividends in respect of the prior fiscal year. This allowed Nortel to (i) pay to the holders of Series A Preferred Shares all outstanding preferred dividends and amortization payments until their final redemption on June 14, 2012, and (ii) as from 2012, pay dividends to the holders of Series B Preferred Shares and shares of common stock.

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

On June 10, 2014, Telecom Argentina paid a dividend of approximately P$601 million to its shareholders for the year ended December 31, 2013 (of which approximately P$334 million was paid to Nortel). This allowed Nortel to make available (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2013 of approximately P$163 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2013 of approximately P$169 million, on June 13, 2014 (both of them approved by Nortel’s Board of Directors at its meeting held on May 28, 2014, pursuant to the powers delegated to it by Nortel’s shareholders at meetings held on April 27, 2012, April 26, 2013 and April 29, 2014). On September 22, 2014, Telecom Argentina paid a dividend of approximately P$601 million to its shareholders for the year ended December 31, 2013 (of which approximately P$334million was paid to Nortel). This allowed Nortel to make available (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2013 of approximately P$106 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2013 of approximately P$111 million, on October 23, 2014 (both of them approved by Nortel’s Board of Directors at its meeting held on October 10, 2014, pursuant to the powers delegated to it by Nortel’s shareholders at meetings held on April 27, 2012, April 26, 2013 and April 29, 2014). On May 11, 2015, Telecom Argentina paid a dividend of approximately P$804 million to its shareholders for the year ended December 31, 2014 (of which approximately P$447 million was paid to Nortel). This allowed Nortel to make available on June 1, 2015 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2014 of approximately P$279 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2014 of approximately P$291 million (both of them approved by Nortel’s Board of Directors at its meeting held on May 18, 2015, pursuant to the powers delegated to it by Nortel’s shareholders at meetings held on April 27, 2012, April 26, 2013, April 29, 2014 and April 29, 2015).

Currently, Nortel’s interest in Telecom Argentina is its principal asset. Therefore, Nortel’s sources of funds for its own cash needs, including dividend payments, are likely to be limited to dividend payments (if made) from Telecom Argentina and proceeds from any borrowings, which borrowings cannot exceed US$50 million without the approval of the holders of Nortel’s Series B Preferred Shares.

According to CNV rules (New Text 2013), Shareholders’ Meetings that approve financial statements in which retained earnings are positive must make a specific determination on the use of such earnings in accordance with the GCL and, as a result, must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. As a result of this rule the balance of retained earnings after the allocation approved by the Annual Shareholders’ Meeting should be zero.

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

As of April 28, 2016, the number of shares authorized and outstanding was as follows:

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

	Per Series B ADS
	High	Low
	(dollars)
Annual
2011	35.34	19.68
2012	26.90	9.10
2013	23.42	12.36
2014	25.91	15.90
2015	25.14	14.45
Quarterly
2014
First Quarter	19.60	15.90
Second Quarter	25.91	17.62
Third Quarter	25.70	20.29
Fourth Quarter	23.88	20.45
2015
First Quarter	25.14	20.71
Second Quarter	22.43	17.89
Third Quarter	19.05	14.45
Fourth Quarter	20.10	14.86
Monthly
2015
October	19.56	15.21
November	20.10	17.36
December	17.18	14.86
2016
January	15.99	14.14
February	18.58	14.47
March	20.75	18.58
April (through April 26, 2016)	24.00	18.48

On April 26, 2016, the reported last sale price of the Series B ADSs on the New York Stock Exchange was US$23.90.

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

The Argentine Securities Market

As of March 2016, eleven securities exchanges exist in Argentina, of which five (including the Buenos Aires Stock Exchange) have affiliated stock markets and are authorized to quote publicly-offered securities. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854. For the year ended December 31, 2015, the ten most actively traded equity issues represented approximately 85% of the total volume of equity traded on the market. Trading in securities listed on an exchange is conducted through a Mercado de Valores (“Stock Market”) affiliated with such exchange.

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

The CNV is responsible for the regulation and supervision to ensure the correct application of the rules governing the Argentine Securities Market, which acts under the regulatory framework described as follows.

Capital Markets Law — Law No. 26,831

On December 28, 2012, the Capital Markets Law (Law No. 26,831) was published in the Official Bulletin. This Law eliminates capital markets’ self-regulation and grants new powers to the CNV, including the ability to request reports and documents, conduct investigations and inspections of natural and legal persons under its control, call to testify and take informative and testimonial declaration. Likewise, if as a result of investigations performed, it is determined that non-controlling interests or the interests of holders of securities subject to public offering have been harmed, the CNV, according to the severity of the harm determined, may appoint overseers with the power to veto resolutions adopted by the Board of Directors and/or discontinue the Board of Directors for a maximum period of 180 days until deficiencies found are remedied.

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

Voting Rights

The holders of Series B Preferred Shares, or their proxies, shall be entitled to attend the Shareholder Meetings of Nortel but their attendance shall not be required to form a quorum and they shall have no voting rights, except:

(i) if, after Nortel’s third full fiscal year in existence, dividends could be but have not been fully paid on the Series B Preferred Shares; (ii) if Nortel fails to comply with any of the covenants described below, including the covenant to ensure Telecom Argentina maintains a ratio, on a pro forma basis, of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series B Preferred Shares) of not more than 1.75 to 1; or (iii) upon the occurrence of the events specified in Article 217 or Article 244, fourth paragraph, of the Corporations Law, including the voluntary delisting of securities, certain events of dissolution, change in corporate purpose or duration, transfer of corporate domicile outside of Argentina, repurchase of securities or merger in which Nortel is not the surviving corporation. In the event that the voting rights associated with the Series B Preferred Shares are triggered, each Series B Preferred shareholder will be entitled to exercise one vote per share and will vote together with the holders of shares of common stock, except as to matters related to the election of directors where, as set forth in Article 15 of Nortel’s bylaws, all the preferred shares of Nortel shall vote as a separate class and shall be entitled to elect one Acting and one Alternate director. The voting rights of the holders of Series B Preferred Shares will cease upon the full distribution by Nortel of all previously declared, accrued and unpaid dividends, plus any applicable interest thereon. Furthermore, in those cases where the granting of voting rights to the holders of Series B Preferred Shares would result in a violation of any commitment of Nortel under the Transfer Contract, or any other law or regulation applicable to the holding of a controlling interest by Nortel in Telecom Argentina, such voting rights may not be exercised until authorization has been obtained from the appropriate authority. As a result of Nortel’s violation in previous years of the covenant contained in the terms and conditions of issuance of the Series B (and, before their final redemption on June 14, 2012, the Series A Preferred Shares), which requires the ratio of Telecom Argentina’s total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of such terms of issuance) to be less than 1.75, the Series B Preferred Shares acquired voting rights. Since December 31, 2006 such ratio has no longer exceeded 1.75:1 and as a result Series B Preferred Shareholders have not had voting rights in fiscal years 2007 to 2015 and will not have voting rights in fiscal year 2016.

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

Before their final redemption on June 14, 2012, the Series A Preferred Shares had limited voting rights that, in general, were similar to the Series B Preferred Shares. The voting rights of the Series A Preferred Shares were also triggered if Nortel failed to make the required dividend payments on the Series A Preferred Shares. As a result of Nortel’s failure to make the required dividend payments on the Series A Preferred Shares for the year ended December 31, 2001 and succeeding years, the Series A Preferred shareholders acquired voting rights, including the right, to appoint a member of Nortel’s Board of Directors and retained such rights until June 29, 2012, when all accrued Series A dividends were made available by Nortel to the Series A Preferred Shareholders, following the final redemption of the Series A Preferred Shares. On such date, Javier Errecondo and Saturnino Jorge Funes, who had been appointed as Director and Alternate Director, respectively, by a Special Meeting of the Series A Preferred Shareholders on April 7, 2011, ceased to occupy their positions.

The shares of common stock have full voting rights.

In addition, any person who enters into a voting agreement with other shareholders in a public company must inform the CNV of that voting agreement and must file a copy of that voting agreement with the CNV.

Dividends

Under the GCL, dividends can be lawfully paid and declared only out of the company’s realized and liquid profits subject to the discretion of holders of shares of common stock. The board of directors submits to the shareholders for approval at an ordinary meeting of shareholders, the company’s financial statements for the previous fiscal year, together with a report thereon by the board of directors. The shareholders, upon approving the financial statements, determine the allocation of net profits (if any) of the company. The GCL requires Argentine companies to allocate 5% of such net profits to a legal reserve until the amount of such reserve equals 20% of the capital stock of the company. The legal reserve is not available for distribution. The remainder of net profits may be paid as dividends or retained as a voluntary reserve or other account, or a combination thereof, all as determined by the shareholders. Dividends may not be paid if the legal reserve has been impaired. Under CNV Resolution No. 593/11, a Shareholders’ Meeting convened to approve the financial statements in which retained earnings are positive must make a specific decision on the use of such earnings in accordance with the GCL and, as a result, must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. See Note 30 to our Consolidated Financial Statements regarding restrictions on distributions of profit and dividend. As provided-by CNV Resolution No. 609/12, positive retained earnings generated by the mandatory adoption of IFRS as from January 1, 2012, should be reassigned to a Special Reserve that can only be utilized for its capitalization or to absorb negative retained earnings. As a result, a total of P$204 million of positive retained earnings generated by the application of IFRS in Nortel’s 2012 statutory financial statements were assigned to the Special Reserve established by CNV Resolution No. 609/12 by the Ordinary and Extraordinary Annual Shareholders’ Meeting held on April 26, 2013.

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

The dividends of the Series B Preferred Shares are not cumulative. However, any dividend that is due and payable but is not declared and made available for payment by the end of the fifth calendar month after the close of the respective fiscal year of Nortel will continue to be calculated, denominated and maintained in U.S. dollars and will bear interest from the last day of such calendar month until it is made available for payment to the shareholders, at an annual rate equal to LIBOR. All dividends declared with respect to the Series B Preferred Shares are made available pro rata to the holders entitled thereto. In calculating the amount of the dividend payable in respect of the Series B Preferred Shares, the earnings of Nortel legally available for distribution are determined in accordance with the GCL.

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

Because Telecom Argentina did not pay dividends for fiscal years 2001-2008, Nortel was unable to make any dividend payments or pay the required amortization on its Series A Preferred Shares for the fiscal years ending December 31, 2001-2009. In each year from 2010 to 2015, Telecom Argentina paid dividends in respect of the prior fiscal year. This allowed Nortel to (i) pay to the holders of Series A Preferred Shares all outstanding preferred dividends and amortization payments until their final redemption on June 14, 2012, and (ii) as from 2012, pay dividends to the holders of Series B Preferred Shares and shares of common stock. On December 27, 2013, Telecom Argentina paid a dividend of approximately P$1,000 million to its shareholders for the year ended December 31, 2012 (of which approximately P$ 556 million was paid to Nortel). This allowed Nortel to make available on December 27, 2013 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2012 of approximately P$228 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2012 of approximately P$237 million (both of them approved by Nortel’s Board of Directors at its meeting held on December 16, 2013, pursuant to the powers delegated to it by Nortel’s shareholders at meetings held on April 27, 2012 and April 26, 2013).

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

On May 11, 2015, Telecom Argentina paid a dividend of approximately P$804 million to its shareholders for the year ended December 31, 2014 (of which approximately P$447 million was paid to Nortel). This allowed Nortel to make available on June 1, 2015 (i) to the holders of Series B Preferred Shares, a dividend for the year ended December 31, 2014 of approximately P$279 million, and (ii) to the holders of shares of common stock, a dividend for the year ended December 31, 2014 of approximately P$291 million (both of them approved by Nortel’s Board of Directors at its meeting held on May 18, 2015, pursuant to the powers delegated to it by Nortel’s shareholders at meetings held on April 27, 2012, April 26, 2013, April 29, 2014 and April 29, 2015).

Meetings of Shareholders

Shareholders’ Meetings may be ordinary meetings or extraordinary meetings. Nortel is required to hold an Annual Ordinary Meeting of shareholders in each fiscal year to consider the matters outlined in Article 234 of the GCL, Article 71 of Law No. 26,831 and CNV rules, including, but not limited to:

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

Capital Increase and Reductions

Nortel may increase its capital upon authorization of the shareholders at an ordinary meeting. All capital increases must be registered with the CNV, published in the Official Bulletin and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. A voluntary reduction of capital must be approved by an extraordinary meeting of the shareholders and may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or attachment, except in the case of a redemption of shares (with liquid and realized profits). Under the GCL, reduction is mandatory when the accumulated deficit has exceeded reserves and at least 50% of the stated capital (capital stock plus inflation adjustment of capital stock). The application of this rule was suspended until December 10, 2005 by various decrees issued by the PEN. As of December 31, 2015 and as of March 31, 2016, Nortel has no accumulated deficit.

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

Pursuant to the GCL, preemptive rights may only be restricted or suspended in certain particular and exceptional cases by a resolution of an Extraordinary Meeting of shareholders when required by the interest of the Company.

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

Limitations on Foreign Investment in Argentina

Under the Argentine Foreign Investment Law, as amended (the “FIL”), the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments generally are unrestricted. However, foreign investments in certain industries, such as broadcasting, are restricted as to percentage. No approval is necessary to purchase the Series B Shares. The FIL does not limit the right of non-resident or foreign owners to hold or vote the Series B Shares, and there are no restrictions in the Company’s bylaws limiting the rights of non-residents or non-Argentines to hold or to vote the Company’s Series B Shares, if applicable. Notwithstanding the foregoing, regulations implemented by the CNV require that all shareholders that are companies who register to participate at a Shareholders’ Meeting should provide details of their registration in the Republic of Argentina. To acquire participation in a company in Argentina, non-Argentine companies are required to comply with the share ownership registration requirements as provided for under Section 123 of the GCL.

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

Under Law No. 26,831 a party that wishes to obtain either a majority or a significant equity ownership interest (with the intention of acquiring control) in a publicly traded corporation must offer a “precio equitativo” (fair price) as defined in the law to acquire all shares of voting stock or securities convertible into voting stock of such corporation. Until the enactment of Law No. 26,831, this regulation applied to all Argentine corporations with listed securities unless the corporation’s shareholders specifically voted not to adopt the regime. On January 28, 2013, Law No. 26,831 became effective. This law states in its Article 90, “Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual participation regime regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application.”

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

On February 8, 2002, the BCRA issued tight restrictions on the transfer of funds abroad in order to make payments of principal and/or interest by requiring prior authorization from the BCRA. Since 2003, these restrictions were progressively curbed. However, there can be no assurances that the BCRA or other governmental agencies will not increase restrictions for making transfers of funds abroad.

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

Additionally, pursuant to General Resolution No. 3,417/12, as amended, of the Administración Federal de Ingresos Públicos (Argentine Tax Authority) (“AFIP”), Argentine residents who access the FX Market to pay interests abroad (among other items), are obliged to previously inform in advance the payment of interests through the AFIP’s website and obtain a Declaración Jurada de Pagos al Exterior (Advanced Sworn Statement of Payments made Abroad) (“DAPE”).

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

Any inflow of funds to the local foreign exchange market arising from, but not limited to, (i) foreign indebtedness, other than the cases described in the following paragraph; (ii) primary stock issuances of companies residing in Argentina not under a public offering and that are not listed in self-governed markets, to the extent they do not create direct investment funds; (iii) portfolio investments of non-residents intended to hold local currency and assets and liabilities of the financial sector and nonfinancial private sector, to the extent they are not arising from the primary subscription of debt securities under a public offering and listed in self-governed markets and/or the primary subscription of stock of companies residing in Argentina under a public offering and listed in self-governed markets; and (iv) portfolio investments of non-residents intended for the purchase of any right in secondary markets regarding securities issued by the public sector; were subject to the creation of a nominative, nontransferable and non-compensated deposit, for 30% of the amount involved in the relevant transaction (the “Mandatory Deposit”), for a term of 365 calendar days, pursuant to the terms and conditions established in the regulations.

Any inflow of funds to the local foreign exchange market arising from, but not limited to, the following transactions were not subject to the 30% mandatory deposit: (a) foreign indebtedness of Argentine residents under foreign trade financings; (b) primary debt security issuances with a public offering and listed; (c) foreign indebtedness with Multilateral and Bilateral Credit Institutions and Official Credit Agencies, directly or through their related agencies; (d) investments of non-Argentine residents in Argentina under (i) primary subscription of securities issued by the public sector (except for securities issued by the BCRA); and (ii) direct investments, including capital contributions to local companies of direct investment (namely, a company set up or not as legal entity in which the foreign direct investor holds at least 10% of common shares or voting rights or its equivalent), and foreign funds transferred into Argentina by non-Argentine residents for the purpose of purchasing local assets that qualify as direct investment (such as real estate located in Argentina); and (e) foreign financial indebtedness provided: (i) the proceeds from the exchange settlement, net of taxes and expenses, are applied to the purchase of foreign currencies to cancel foreign debt principal and/or to the creation of long-term foreign assets; or (ii) they are incurred and canceled in an average life of not less than two years, including payments of principal and interest in the calculation, and to the extent they are applied to investments in “nonfinancial assets.” In this context, “nonfinancial assets” investments mean, among others, investments of assets capable of being registered in the financial statements of the borrower either as fixed assets or as inventory.

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

On December 17, 2015, the above mentioned mandatory deposit requirement was suspended after the publication of Communication ‘A’ 5850.

There can be no assurance that the BCRA will not once again require its prior authorization for, or restrict in some other way, the transfer of funds abroad for principal and/or interest payments by Nortel and Telecom to its foreign creditors or for dividend payments by Nortel and Telecom to its foreign shareholders.

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

Communication ‘A’ 5237 of the BCRA, effective from October 28, 2011, added a new requirement for non-Argentine direct investors to repatriate Argentine Pesos collected in Argentina as a consequence of a sale or liquidation of the direct investment, capital reduction and reimbursement of capital contributions in Argentina (the “Communication”). As from the effective date of Communication ‘A’ 5237, for such purpose, the funds originally paid for such investment or disbursement for the capital contribution, as applicable, must be transferred to Argentina and sold for pesos in the local foreign exchange market (the “Transfer Requirement”). Prior to the Communication, non-Argentine investors were not obliged to demonstrate that the funds paid for its investments or disbursements for its capital contributions had been transferred and sold in the exchange market in order to be allowed to repatriate its investment.

The Communication applies to all the direct investments made on and since October 28, 2011. Therefore, all direct investments made before that date are exempt from the Transfer Requirement.

On October 16, 2014, the Central Bank issued Communication ‘A’ 5649 which included as an additional requirement of those discussed above, that the repatriation of direct investments shall take place if the foreign beneficiary is an individual or legal entity incorporated or domiciled in jurisdictions considered to be cooperative for the purposes of tax transparency.

In addition, repatriation of a portfolio investment requires evidence that the original investment involved the transfer of funds to Argentina and is subject to an aggregate maximum limit of US$500,000 per calendar month.

Until December 17, 2015 the operations of foreign indebtedness of non-financial private sector and financial sector securities, financial loans (including swaps of securities) and the debts incurred by the financial sector, bonds, financial loans and credit lines from foreign financial companies has to be settled in the MULC (“Mercado Único y Libre de Cambios”) (Communication ‘A’ 3712, ‘A’ 3972 and ‘A’ 5265).

The issuances of private sector debt (financial and nonfinancial) denominated in foreign currency whose principal and interests were not exclusively payable in Argentine pesos in the country, had to be subscribed in foreign currency and the funds were to be settled the MULC within 30 calendar days of the date of integration of the funds, continuing to apply the existing standards at the current date of entry of foreign exchange through the MULC (Communication ‘A’ 3820 and ‘A’ 5265).

Also, new financial indebtedness in the MULC and renewals of foreign debts of residents in the country’s financial sector and the non-financial private sector, had to be agreed and maintained for minimum periods of 365 consecutive days, and could not be canceled prior to the expiration of that period, whatever the form of cancellation of the obligation to the outside and regardless of whether it was done or not with access to the MULC (Communication ‘A’ 4359 as it was amended by Communication ‘A’ 5264). This minimum term was also applicable to debt renewals. Foreign trade financing and primary issues of debt securities with a public offering and listing in authorized markets were exempted from the above.

As of the publication of Communication ‘A’ 5850, dated December 17, 2015, certain aspects in relation to financial indebtedness were modified:

•                  Obligation of deposit and settlement: Point 2.1 of the Annex of Communication ‘A’ 5265 was modified by removing the obligation to deposit and settle in the MULC new financial debt operations with foreign financial, non-financial private sectors and local governments. However, the sole purpose of providing access to MULC to attend services of principal and interest, is to maintain the need to liquidate the funds in the FX Market.

•                  Minimum length of stay: The minimum holding period set out in point 2.2 of the Communication ‘A’ 5265 is reduced from 365 to 120 calendar days (from the date of entry of funds into the country) for debts of a financial nature assumed or to be renewed as from December 17, 2015. Therefore, financial debts assumed or renewed prior to that date retain the remaining term of 365 days. Primary debt securities with a public offering and listing in authorized markets, among others, are exempted from the above.

•                  Prepayment: Through the addition of subsection e) of point 4.3 of the Annex in Communication ‘A’ 5265 as amended by Communication ‘A’ 5604, access to MULC is allowed to prepay indebtedness of the financial sector and admitted non-financial private sector and liquidated as of December 17, 2015, provided that it has met the minimum holding period (currently 120 days).

On April 21, 2016, the BCRA published Communication “A” 5955, amending the Communication “A” 5850, whereby the limits for access to the MULC for payments of foreign accounts payables related to goods and services were eliminated establishing that starting on the following day access to the market for such payments is unlimited, subject to the compliance of the foreign exchange norms in force.

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

Amendments to the Income Tax Law

On September 23, 2013, Law No. 26,893 was published in the Official Bulletin, incorporating amendments to the Argentine Income Tax Laws in connection with, among others, the taxation of gains derived from transfers of stocks and dividend distributions. On February 7, 2014, the PEN issued Decree No. 2,334/13 which regulates Law No. 26,893. Law No. 26,893 became effective on September 23, 2013 and applies to taxable events on or after that date.

Taxation of Dividends

Pursuant to Law No. 26,893, dividends and other profits paid in cash or in kind, except for stock dividends or quota dividends, by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law (the “Income Tax Law”) Sections 69(a)(1), (2), (3), (6) and (7) and Section 69(b) are subject to income tax at a 10% rate, except for dividends received by Argentine companies and other Argentine entities, which are not subject to income tax. Dividends distributed to non-residents are subject to a 10% withholding tax, as a unique and definitive payment. Consequently, any dividend distribution made by Nortel to its shareholders shall be subject to this 10% withholding tax, except for those beneficiaries that are domestic corporate taxpayers, referred to as “sujetos empresa” (such as, for instance, distributions made from Telecom Argentina to Nortel or from Nortel to Sofora) and, in addition to withholding, if applicable, to the so-called “Equalization Tax” (as described below).

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

Taxation of Capital Gains

Gains derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, issued by an Argentine company, are subject to Argentine income tax, regardless of the type of beneficiary who realizes the gain.

However, gains from the transfer of such securities are exempt from such income tax when the securities are listed on a stock exchange and the gains are realized by Argentine individuals or undivided estates.

Capital gains obtained by non-residents from the transfer of shares, quotas and other equity interests, titles, bonds and other securities issued by an Argentine company are subject to this tax on capital gains. The tax is assessed at the non-resident seller’s option by either applying the 15% tax rate on (i) 90% of the sales price or (ii) the excess of the sale price over the acquisition cost, net of the other expenses incurred in Argentina necessary to obtain, maintain and preserve this gain. There is currently no guidance under Argentine law with respect to how this election is made. When both the seller and the buyer are non-residents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences of acquiring holding and disposing of Series B ADSs, Series B Preferred Shares and shares of common stock.

Tax on Personal Property

Argentine Law No. 25,585, as amended by Law No. 26,317, imposes a Tax on Personal Property. According to this tax, the following persons are subject to an annual tax on certain assets, which is levied at rates ranging from 0.50% to 1.25% depending on the value of such assets as of December 31 of each year: (i) individuals domiciled in Argentina for assets located in Argentina and abroad and (ii) individuals domiciled outside of Argentina for assets located in Argentina. The tax on personal property also applies to shareholders of Argentine companies — whether individuals, undivided estates or foreign entities — under a special regime, pursuant to which Argentine companies must (i) assess the tax by applying the 0.50% on the shareholders’ equity value as stated in the most recent balance sheet as of December 31 of each year, and (ii) pay such tax on behalf of their shareholders. The payment shall be deemed to discharge the shareholder’s tax liability. This special regime applies to the Series B ADSs, the Series B Preferred Shares and shares of common stock.

The above-mentioned rules include an irrefutable presumption that shares of stock corporations such as the Series B ADSs, the Series B Preferred Shares and shares of common stock and other equity interests of companies regulated by the GCL, as amended, whose holders are companies, any other legal entities, enterprises, permanent establishments and trusts domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

Although Nortel is required to pay this tax on behalf of the holders of its Series B ADSs, Series B Preferred Shares and shares of common stock, it has the right to obtain reimbursement of the amounts paid from its shareholders even if this requires holding and/or foreclosing upon the property on which the tax is due.

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

Nortel has, from time to time, requested that its shareholders reimburse it for the amounts of tax on personal property paid on their behalf and has received partial reimbursement of such taxes; however, no assurances can be made that Nortel will be successful in seeking reimbursement of such taxes paid on behalf of holders of Series B ADSs and Series B Preferred Shares. Therefore, as of December 31, 2015, Nortel has recorded an allowance of P$13 million for the amounts pending collection. Whenever applicable, tax on personal property paid on behalf of Nortel’s shareholders is deducted from the cash dividend payment.

Value-Added Tax

The sale or disposition of Series B ADSs, Series B Preferred Shares and shares of common stock is not subject to value-added tax.

Other Taxes

There are no national Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of Series B ADSs, Series B Preferred Shares and shares of common stock. There are no Argentine stamp, issue, registration or similar taxes or duties payable by holders of Series B ADSs, Series B Preferred Shares and shares of common stock.

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

In addition, this summary is based in part on representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement or any other related document will be performed in accordance with its terms.

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

Taxation of Distributions

To the extent paid out of current or accumulated earnings and profits of Nortel (as determined in accordance with U.S. federal income tax principles), distributions made with respect to Series B ADSs or Series B Preferred Shares will generally be included in the income of a U.S. Holder as ordinary dividend income. Because Nortel does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends represent “qualified dividend income.” Dividends received from a “qualified foreign corporation” are generally treated as “qualified dividend income” and a foreign corporation is generally treated as a “qualified foreign corporation” with respect to dividends paid on stock which is readily tradable on a securities market in the United States (such as the New York Stock Exchange, where our Series B ADSs are currently traded). U.S. Holders should consult their tax advisers regarding the availability of the preferential dividend tax rates in light of their particular circumstances. The amount of a dividend will include any amounts withheld by Nortel or its paying agent in respect of Argentine taxes. Dividends will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the “dividends-received deduction” generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of Series B ADSs, the Depositary’s) receipt of the dividend. The amount of the distribution will equal the U.S. dollar value of the pesos received (including amounts withheld in respect of Argentine taxes), calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of Series B ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars. If the distribution is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S.-source income or loss.

Subject to applicable limitations and conditions that may vary depending upon the U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes withheld from dividends on Series B ADSs or Series B Preferred Shares will be creditable against a U.S. Holder’s U.S. federal income tax liability. However, amounts paid on account of the tax on personal property will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances and to determine the tax consequences applicable to them as a result of amounts paid on account of the Argentine tax on personal property, including whether such amounts are includible in income or deductible for U.S. federal income tax purposes. Instead of claiming a credit, U.S. Holders may elect to deduct otherwise creditable Argentine income taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign income tax credits applies to all income taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale, Exchange or Other Disposition of Series B ADSs or Series B Preferred Shares

Gain or loss realized by a U.S. Holder on the sale, exchange or other disposition of Series B ADSs or Series B Preferred Shares will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the Series B ADSs or Series B Preferred Shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Series B ADSs or Series B Preferred Shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. If an Argentine tax is withheld, or otherwise paid, on the sale or disposition of Series B ADSs or Series B Preferred Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or disposition before deduction of the Argentine tax. See “—Argentine Taxes—Taxation of Capital Gains” for a description of when a disposition may be subject to taxation by Argentina. Such gain or loss, if any, will generally be U.S.-source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisers as to whether the Argentine tax on gains may be creditable against the U.S. Holder’s U.S. federal income tax on foreign-source income from other sources. Long-term capital gains recognized by non-corporate taxpayers are subject to reduced tax rates. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

Nortel believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its taxable year 2015. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Nortel will not be a PFIC for any taxable year.

If Nortel were a PFIC for any taxable year during which a U.S. Holder held Series B ADSs or Series B Preferred Shares, gain recognized by a U.S. Holder on a sale, exchange or other disposition (including certain pledges) of the Series B ADSs or Series B Preferred Shares would be allocated ratably over the U.S. Holder’s holding period for the Series B ADSs or Series B Preferred Shares sold, exchanged or disposed. The amounts allocated to the taxable year of the sale, exchange or other disposition and to any year before Nortel became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on the amount allocated to such taxable year. Further, to the extent that any distribution in respect of Series B ADSs or Series B Preferred Shares exceeds 125 percent of the average of the annual distributions on Series B ADSs or Series B Preferred Shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Series B ADSs or Series B Preferred Shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

If a U.S. Holder owns Series B ADSs or Series B Preferred Shares during any taxable year in which Nortel is a PFIC, the U.S. Holder will generally be required to file IRS Form 8621 with the holder’s U.S. annual federal income tax return, subject to certain exceptions.

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

Certain U.S. Holders who are individuals and, under recently finalized Treasury regulations, specified entities that are formed or availed of for purposes of holding certain foreign financial assets may be required to report information relating to their ownership of an interest in certain financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for stock held through a U.S. financial institution). U.S. holders should consult their tax advisers regarding their reporting obligations with respect to Series B ADSs or Series B Preferred Shares.

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

Nortel is subject to market risk applicable to Telecom. Telecom is exposed to market risk, including changes in foreign exchange rates and interest rates relating to its outstanding financial indebtedness, in the normal course of its business. For additional information see “Item 11—Quantitative and Qualitative Disclosure About Market Risk” in the Telecom Argentina Form 20-F included as an exhibit hereto and hereby incorporated by reference. As of December 31, 2015, Nortel was not party to any derivative financial instruments.

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

ITEM 14.                 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company’s Chairman of the Board of Directors, who under Argentine law is also our President and acts as both the principal executive officer and the principal financial officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2015 (the “Evaluation Date”), has concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures, were effective.

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

Management conducted an evaluation of the effectiveness of Nortel’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management concluded that Nortel’s internal control over financial reporting was effective as of December 31, 2015.

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

See “Item 6—Directors, Senior Management and Employees—Board Practices—Audit Committee.”

The Board of Directors’ meeting appointing the Audit Committee members for year 2016 has not yet been held. As a result, the members of the Audit Committee appointed at the Board of Directors’ meetings of April 30, 2015 and April 8, 2016 continue to hold their positions.

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

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees for services rendered by our principal accountants (in millions of pesos) for the years ended December 31, 2015 and 2014.

Services Rendered	2015	2014
	(P$ million)
Audit Fees (1)	17.4	13.5

Tax Fees (2)	1.5	1.1
All Other Fees (3)	2.1	0.6
Total	21.0	15.2

(1)         Includes fees related to the audit of the Consolidated Financial Statements as of December 31, 2015 and 2014, limited reviews of interim financial statements presented during 2015 and 2014, SEC filing reviews and other attestation services.

(2)         Includes fees for permitted tax compliance and tax advisory services.

(3)         Includes fees for subscription to business publications and other non audit related permitted services.

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

ITEM 16F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.       CORPORATE GOVERNANCE

Nortel’s corporate governance practices differ from corporate governance practices of U.S. companies. Nortel maintains a detailed description of the significant differences in corporate governance practices on its website at www.nortelsa.com.ar, last updated in March 2016.

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

•               Nominating/Corporate Governance Committee: NYSE listed companies are required to have a nominating/corporate governance committee. Neither Argentine law nor Nortel’s Bylaws require the creation of a nominating/corporate governance committee. The right to nominate and appoint directors is vested in the shareholders who nominate and appoint regular and alternate directors at the Shareholders’ meetings. In Argentina, it is unusual (though possible) for the Board of Directors to propose the appointment of new directors, and the Board of Directors of Nortel refrains from making such proposals. Pursuant to CNV Standards, the person who nominates a director shall report at the shareholders’ meeting whether or not the nominee is an “independent person,” based on criteria established by CNV (which are substantially similar to NYSE standards). On certain occasions, the GCL delegates the right to designate directors to the Supervisory Committee.

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

According to the provisions of Title IV, Chapter I, Section I of the 2013 CNV Rules (which has replaced General Resolutions Nos. 606/2012, 516/07 and 544/08 of the CNV), Nortel’s Board of Directors must prepare and submit to the CNV, on an annual basis, a report on (i) its degree of compliance with, and the manner in which Nortel follows, the recommendations set forth in the CNV’s Corporate Governance Code, attached as an Exhibit to such Title IV, and (ii) the reasons for any deviation therefrom and, in such case, whether Nortel contemplates following such recommendations in the future. Nortel’s 2015 Corporate Governance Report was submitted to the CNV as part of the Statutory Annual Report on March 1, 2016. Nortel’s Corporate Governance Reports submitted to the CNV pursuant to Resolutions Nos. 606/2012, 516/07 and 544/08 can be reviewed through the CNV’s website www.cnv.gob.ar and Nortel’s website www.nortelsa.com.ar.

ITEM 16H.       MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                 FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.                 FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-101.

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
15(a)

Amended and Restated Shareholders’ Agreement between Telecom Italia S.p.A., Telecom Italia International N.V. and W de Argentina — Inversiones S.A. dated August 5, 2010 (“Shareholders’ Agreement”) (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D filed on October 22, 2010).

15(b)	First Amendment to the Shareholders’ Agreement dated October 13, 2010 (incorporated by reference to Exhibit 4 to Telecom Italia S.p.A.’s Schedule 13D filed on October 22, 2010).
15(c)	Second Amendment to the Shareholders’ Agreement dated March 9, 2011 (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D/A filed on March 10, 2011).
15(d)	Third Amendment to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 6 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).
15(e)	Mutual Shareholder Release to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 7 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).
15(f)	Deed of Adherence to the Shareholders’ Agreement dated November 13, 2013 ((incorporated by reference to Exhibit 8 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).
15(g)	Annual Report on Form 20-F, dated April 28, 2016, for the year ended December 31, 2015, of Telecom Argentina S.A. filed by Telecom Argentina (No. 1-13464).

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

Nortel Inversora S.A.

By:	/s/ Baruki Luis Alberto González
	Name:	Baruki Luis Alberto González
	Title:	Chairman of the Board of Directors*

Dated: April 28, 2016

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
15(a)

Amended and Restated Shareholders’ Agreement between Telecom Italia S.p.A., Telecom Italia International N.V. and W de Argentina — Inversiones S.A. dated August 5, 2010 (“Shareholders’ Agreement”) (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D filed on October 22, 2010).

15(b)	First Amendment to the Shareholders’ Agreement dated October 13, 2010 (incorporated by reference to Exhibit 4 to Telecom Italia S.p.A.’s Schedule 13D filed on October 22, 2010).
15(c)	Second Amendment to the Shareholders’ Agreement dated March 9, 2011 (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D/A filed on March 10, 2011).
15(d)	Third Amendment to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 6 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).
15(e)	Mutual Shareholder Release to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 7 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).
15(f)	Deed of Adherence to the Shareholders’ Agreement dated November 13, 2013 ((incorporated by reference to Exhibit 8 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).
15(g)	Annual Report on Form 20-F, dated April 28, 2016, for the year ended December 31, 2015, of Telecom Argentina S.A. filed by Telecom Argentina (No. 1-13464).

*                             Our Chairman of the Board of Directors, who under Argentine law is also our President, acts as both the principal executive officer and principal financial officer.

NORTEL INVERSORA S.A.

Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$13.040 = US$1 as of December 31, 2015

Report of Independent Registered Public Accounting Firm

In our opinion, the accompanying consolidated statements of financial position, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Nortel Inversora S.A. and its subsidiaries (the “Company”) at December 31, 2015 and 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Buenos Aires, Argentina

March 4, 2016

PRICE WATERHOUSE & CO. S.R.L.

By	/s/ Carlos A. Pace	(Partner)
Carlos A. Pace

NORTEL INVERSORA S.A.

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		As of December 31,
	Note	2015	2014
ASSETS
Current Assets
Cash and cash equivalents	4	937	1,004
Investments	4	1,430	53
Trade receivables	5	5,663	4,124
Other receivables	6	1,346	679
Inventories	7	2,193	721
Total current assets		11,569	6,581
Non-Current Assets
Trade receivables	5	481	143
Income tax asset	14	265	140
Other receivables	6	272	200
Investments	4	333	301
Property, plant and equipment	8	17,963	13,809
Intangible assets	9	7,659	5,331
Total non-current assets		26,973	19,924
TOTAL ASSETS		38,542	26,505
LIABILITIES
Current Liabilities
Trade payables	10	9,874	6,073
Deferred revenues	11	477	507
Financial debt	12	3,451	179
Salaries and social security payables	13	1,262	1,023
Income tax payables	14	450	248
Other taxes payables	15	1,163	832
Other liabilities	16	61	54
Provisions	17	207	199
Total current liabilities		16,945	9,115
Non-Current Liabilities
Trade payables	10	52	—
Deferred revenues	11	457	465
Financial debt	12	1,449	254
Salaries and social security payables	13	157	150
Deferred income tax liabilities	14	553	420
Income tax payables	14	10	9
Other liabilities	16	101	76
Provisions	17	1,165	1,080
Total non-current liabilities		3,944	2,454
TOTAL LIABILITIES		20,889	11,569
EQUITY
Equity attributable to Nortel (Controlling Company)		9,605	8,185
Equity attributable to non-controlling interest		8,048	6,751
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)	19	17,653	14,936
TOTAL LIABILITIES AND EQUITY		38,542	26,505

The accompanying notes are an integral part of these consolidated financial statements.

NORTEL INVERSORA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		For the years ended December 31,
	Note	2015	2014	2013
Revenues	21	40,496	33,341	27,287
Other income	21	43	47	63
Total revenues and other income		40,539	33,388	27,350
Employee benefit expenses and severance payments	13	(7,258)	(5,595)	(4,155)
Interconnection costs and other telecommunication charges	22	(2,170)	(2,074)	(1,829)
Fees for services, maintenance, materials and supplies	22	(3,929)	(3,341)	(2,652)
Taxes and fees with the Regulatory Authority	22	(3,950)	(3,303)	(2,692)
Commissions	22	(3,193)	(2,494)	(2,203)
Cost of equipments and handsets	7	(4,595)	(4,143)	(3,111)
Advertising	22	(814)	(792)	(656)
Cost of VAS	22	(1,256)	(936)	(708)
Provisions	17	(113)	(84)	(270)
Bad debt expenses	5/6	(564)	(424)	(283)
Other operating expenses	22	(1,855)	(1,519)	(1,245)
Depreciation and amortization	22	(4,438)	(3,243)	(2,873)
Gain on disposal of PP&E and impairment of PP&E	22	(199)	(16)	(173)
Operating income	23	6,205	5,424	4,500
Finance income	24	1,165	1,483	1,359
Finance expenses	24	(2,232)	(1,206)	(843)
Income before income tax expense		5,138	5,701	5,016
Income tax expense	14	(1,704)	(1,975)	(1,807)
Net income for the year		3,434	3,726	3,209

Attributable to:
Nortel (Controlling Company)		1,891	2,039	1,720
Non-controlling interest		1,543	1,687	1,489
		3,434	3,726	3,209
Earnings per share attributable to Nortel — basic and diluted

Ordinary shares	25	181.04	195.27	164.72
Class “B” Preferred shares	25	629.52	678.79	572.60

The accompanying notes are an integral part of these consolidated financial statements.

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	For the years ended December 31,
	2015	2014	2013

Net income for the year	3,434	3,726	3,209

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (non-taxable)	248	227	140
Subsidiaries’ NDF effects classified as hedges (Note 20)	8	—	—
Will not be reclassified subsequently to profit or loss
Actuarial results (Notes 3.l and 16)	7	24	(10)
Tax effect	(3)	(8)	3
Other components of the comprehensive income, net of tax	257	243	133

Total comprehensive income for the year	3,691	3,969	3,342

Attributable to:
Nortel (Controlling Company)	1,990	2,131	1,766
Non-controlling interest	1,701	1,838	1,576
	3,691	3,969	3,342

The accompanying notes are an integral part of these consolidated financial statements.

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Nortel
	Capital stock (1)		Inflation	Share issue	Subsidiary’s treasury shares acquisition		Voluntary reserve for future	Special reserve for	Other			Equity attributable to non-
	Common stock	Preferred shares	adjustment of capital stock	premiums (1)	effect (2)	Legal reserve	dividends payments	IFRS implementation	comprehensive results	Retained earnings	Total	controlling interest	Total Equity

Balances as of January 1, 2013	53	15	108	15	—	180	3,359	—	57	1,670	5,457	4,706	10,163

Núcleo’s dividends (3)	—	—	—	—	—	—	—	—	—	—	—	(33)	(33)
- Special reserve for IFRS implementation (4)	—	—	—	—	—	—	—	204	—	(204)	—	—	—
- Voluntary reserve for future dividends payments (4)	—	—	—	—	—	—	1,466	—	—	(1,466)	—	—	—
- Subsidiary treasury shares acquisition effect (2)	—	—	—	—	(155)	—	—	—	—	—	(155)	(306)	(461)
- Dividends of Telecom Argentina (5)	—	—	—	—	—	—	—	—	—	—	—	(444)	(444)
- Dividends (6)	—	—	—	—	—	—	(465)	—	—	—	(465)	—	(465)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	1,720	1,720	1,489	3,209
Other comprehensive income	—	—	—	—	—	—	—	—	46	—	46	87	133
Total Comprehensive Income	—	—	—	—	—	—	—	—	46	1,720	1,766	1,576	3,342
Balances as of December 31, 2013	53	15	108	15	(155)	180	4,360	204	103	1,720	6,603	5,499	12,102
- Núcleo’s dividends (7)	—	—	—	—	—	—	—	—	—	—	—	(52)	(52)
- Voluntary reserve for future dividends payments (8)	—	—	—	—	—	—	1,720	—	—	(1,720)	—	—	—
- Dividends of Telecom Argentina (9)	—	—	—	—	—	—	—	—	—	—	—	(534)	(534)
- Dividends (10)	—	—	—	—	—	—	(332)	—	—	—	(332)	—	(332)
- Dividends (11)	—	—	—	—	—	—	(217)	—	—	—	(217)	—	(217)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	2,039	2,039	1,687	3,726
Other comprehensive income	—	—	—	—	—	—	—	—	92	—	92	151	243
Total Comprehensive Income	—	—	—	—	—	—	—	—	92	2,039	2,131	1,838	3,969
Balances as of December 31, 2014	53	15	108	15	(155)	180	5,531	204	195	2,039	8,185	6,751	14,936
- Núcleo’s dividends (12)	—	—	—	—	—	—	—	—	—	—	—	(47)	(47)
- Voluntary reserve for future dividends payments (13)	—	—	—	—	—	—	2,039	—	—	(2,039)	—	—	—
- Dividends of Telecom Argentina (14)	—	—	—	—	—	—	—	—	—	—	—	(357)	(357)
- Dividends (15)	—	—	—	—	—	—	(570)	—	—	—	(570)	—	(570)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	1,891	1,891	1,543	3,434
Other comprehensive income	—	—	—	—	—	—	—	—	99	—	99	158	257
Total Comprehensive Income	—	—	—	—	—	—	—	—	99	1,891	1,990	1,701	3,691
Balances as of December 31, 2015	53	15	108	15	(155)	180	7,000	204	294	1,891	9,605	8,048	17,653

(1) As of December 31, 2015, 2014 and 2013 all ordinary shares and all Class “B” Preferred shares were issued and fully paid.

(2) See Note 3 - Significant accounting policies.

(3) As approved by Núcleo’s Ordinary Shareholders’ Meeting held on March 22, 2013.

(4) As approved by the Company´s Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2013.

(5) As approved by Telecom Argentina’s Board of Directors’ Meeting held on December 13, 2013 (second tranche).

(6) As approved by the Company´s Board of Directors’ Meeting held on December 16, 2013.

(7) As approved by Núcleo’s Ordinary Shareholders’ Meeting held on March 28, 2014.

(8) As approved by the Company´s Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2014.

(9) As approved by Telecom Argentina’s Ordinary Shareholders’ Meeting held on May 21, 2014.

(10) As approved by the Company´s Board of Directors’ Meeting held on May 28, 2014.

(11) As approved by the Company´s Board of Directors’ Meeting held on October 10, 2014.

(12) As approved by Núcleo’s Ordinary Shareholders’ Meeting held on March 26, 2015 and by Núcleo’s Board of Directors’ Meeting held on December 17, 2015.

(13) As approved by the Company´s Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2015.

(14) As approved by Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 29, 2015.

(15) As approved by the Company´s Board of Directors’ Meeting held on May 18, 2015.

The accompanying notes are an integral part of these consolidated financial statements.

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		For the years ended December 31,
	Note	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year		3,434	3,726	3,209
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses	5/6	564	424	283
Allowance for obsolescence of inventories, materials and other		72	88	113
Depreciation of property, plant and equipment	22	3,046	2,389	1,983
Amortization of intangible assets	9	1,392	854	890
Consumption of materials	8	294	227	147
Gain on disposal of property, plant and equipment	22	(31)	(9)	(14)
Impairment of property, plant and equipment	22	230	25	187
Net book value of property, plant and equipment		35	45	—
Recovery of restructuring costs		—	—	(8)
Provisions	17	250	192	345
Interest and other financial results		641	(468)	(292)
Income tax expense	14	1,704	1,975	1,807
Income tax paid	4.b	(1,632)	(2,277)	(1,622)
Net increase in assets	4.b	(5,072)	(1,505)	(1,734)
Net increase in liabilities	4.b	1,891	37	1,637
Total cash flows provided by operating activities	4.b	6,818	5,723	6,931
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	4.b	(5,148)	(4,895)	(3,352)
3G/4G licenses acquisitions	4.b	(2,256)	(3,091)	—
Other intangible asset acquisitions	4.b	(1,310)	(1,118)	(846)
Proceeds from the sale of property, plant and equipment		39	17	21
Investments not considered as cash and cash equivalents	4.b	(976)	(339)	354
Total cash flows used in investing activities		(9,651)	(9,426)	(3,823)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	4.b	4,301	—	208
Payment of financial debt	4.b	(31)	(12)	(157)
Payment of interest and related expenses	4.b	(471)	(29)	(16)
Payment of cash dividends and related withholding tax	4.b	(972)	(1,202)	(862)
Subsidiary treasury shares acquisition	4.b and 19	—	—	(461)
Total cash flows provided by (used in) financing activities		2,827	(1,243)	(1,288)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		80	508	313

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		74	(4,438)	2,133
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4.b	863	5,301	3,168
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4.b	937	863	5,301

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

AMBA (Área Metropolitana de Buenos Aires): the Metropolitan Area of Buenos Aires.

ADS:  Nortel’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Preferred shares.

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

FFSU or SU Fund (Fondo Fiduciario del Servicio Universal): Universal Service Fiduciary Fund

IAS:  International Accounting Standards.

IASB:  International Accounting Standards Board.

IDC (Impuesto a los débitos y créditos bancarios): Tax on deposits to and withdrawals from bank accounts.

IMF : International Monetary Fund.

IFRIC: International Financial Reporting Interpretation Committee.

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

IGJ (Inspección General de Justicia): General Board of Corporations.

LAD (Ley Argentina Digital): Argentine Digital Law.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

Micro Sistemas: Micro Sistemas S.A.

NDF: Non-Deliverable Forward.

Núcleo: Núcleo S.A.

NYSE: New York Stock Exchange.

NORTEL INVERSORA S.A.

OCI: Other Comprehensive Income.

PEN: National Executive Power.

Personal:  Telecom Personal S.A.

Personal Envíos: Personal Envíos S.A.

PPP (Programa de Propiedad Participada): Share Ownership plan.

PP&E:  Property, plant and equipment.

Price Cap: rate regulation mechanism applied to determine rate discounts based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. The mentioned factor was established initially in the List of Conditions and afterwards in different regulations by the SC.

Publicom:  Publicom S.A.

Regulatory Authority: Previously, the SC and the CNC. Since the issuance of the Decree of Need and Urgency No.267/15, the Regulatory Authority is the National Communications Agency (ENACOM).

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

SIC: Standing Interpretations Committee.

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

US GAAP: United States Generally Accepted Accounting Principles.

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

Telecom Argentina’s Ordinary and Extraordinary Shareholders Meeting held on June 22, 2015 approved the corporate purpose change, adapting it to the new definition of ICT services of the LAD and, thus, including the possibility of providing Audiovisual Communication Services. Telecom Argentina obtained authorization from the AFTIC and later of the CNV and IGJ, which registered the amendment of that company’s bylaws on September 26, 2015.

As of December 31, 2015, entities included in the consolidation process and the respective equity interest owned by Nortel and Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned by Nortel and voting rights (i)		Percentage of capital stock owned by Telecom Argentina and voting rights (i)	Indirect control through	Date of acquisition	Segment that consolidates (Note 28)
Telecom Argentina	55.60	% (iv)			11.08.90	Fixed Services
Micro Sistemas (ii)	0.01%		99.99%	Telecom Argentina	12.31.97	Fixed Services
Telecom USA			100.00%	Telecom Argentina	09.12.00	Fixed Services
Personal	0.01%		99.99%	Telecom Argentina	07.06.94	Personal Mobile Services
Núcleo (iii)			67.50%	Personal	02.03.98	Núcleo Mobile Services
Personal Envíos (iii)			67.50%	Núcleo	07.24.14	Núcleo Mobile Services

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity as of and for the fiscal years ended December 31, 2015, 2014 and 2013.
(iii)	Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.
(iv)

Corresponds to Nortel’s equity interest in Telecom Argentina as of December 31, 2015, considering Telecom Argentina’s total outstanding shares. Nortel’s equity interest in Telecom Argentina’s total capital amounts to 54.74% as of December 31, 2015.

b)             Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group’s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the Telecom Group’s CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS as issued by the IASB) at each time for reporting to the CNV. The accounting policies applied for segment information are the same for all operating segments.

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

NORTEL INVERSORA S.A.

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

These consolidated financial statements for the year ended December 31, 2015 were approved by resolution of the Board of Directors’ meeting held on February 26, 2016.

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

These consolidated financial statements contain all material disclosures required under IFRS. Some additional disclosures required by the LGS and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Article 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 7, 8, 9, 17, 20, 22 and 26 to these consolidated financial statements, as admitted by IFRS.

e)              Application of IAS 29 (Financial reporting in hyperinflationary economies)

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it is located in an economic environment considered “hyperinflationary”.

In compliance with the provisions of IAS 29, the Telecom Group’s management periodically verifies the evolution of official statistics as well as the general factors of the economic environment in the countries in which the Telecom Group operates. It should be mentioned that if the qualitative and / or quantitative characteristics to consider an economy as a hyperinflationary economy set out in paragraph 3 of IAS 29 occur, the restatement of financial statements must be made retroactively from the date of the revaluation used as deemed cost (in the case of Group companies located in Argentina, since February 2003) or from the acquisition date for assets acquired after that date.

In the last years, the inflation rate has shown an increase in Argentina. Telecom Argentina, in compliance with the provisions of IAS 29, analyzes the economic environment according to the inflation rates published by the National Institute of Statistics and Census (INDEC). However, the publication of November and December 2015 inflation rates has been forbidden after the Argentine government declared the “statistic emergency” in January 2016, and disposed the reorganization of the INDEC structure. Under these circumstances, the INDEC suggested the alternative utilization of Price Indexes published by the Province of San Luis and the City of Buenos Aires, which are integral part of the National Statistics until the INDEC publishes Price Indexes in compliance with international standards of quality.

Therefore, Telecom Argentina’s analysis shown in the tables below, was performed according to Consumer Price Index (CPI) and Internal Wholesale Price Index published by the INDEC until October 2015 and was updated applying November and December 2015 Price Index published by the Province of San Luis and the City of Buenos Aires, as the INDEC suggested. It is worth mentioning that this simplified procedure was performed due to the unavailability of official statistics at the whole country level.

The tables below show the evolution of these indexes in the last three years according to official statistics (INDEC), except in reference to November and December 2015 as mentioned above:

NORTEL INVERSORA S.A.

	2013	2014	2015 Estimated (*)
Consumer Price Index
Consumer Price Index (annual)	10.9%	23.9%	20.6%
Consumer Price Index (3 years accumulated)	34.7%	52.4%	65.8%

Internal Wholesale Price Index
Internal Wholesale Price Index (annual)	14.8%	28.3%	19.2%
Internal Wholesale Price Index (3 years accumulated)	46.2%	66.5%	75.4%

(*) Consumer Price Index and Internal Wholesale Price Index published by INDEC until October 2015 were 11.9% and 10.6% respectively. These rates (which contain ten months accumulated), were updated with November and December 2015 Consumer Price Index average rates for this two months (7.8%) published by the Province of San Luis and the City of Buenos Aires.

According to the high inflation levels in Argentina registered in late years, management has further assessed the characteristics set out in paragraph 3 of IAS 29, including (i) the quantitative condition provided in section (e) “the cumulative inflation rate over three years is approaching, or exceeds, 100%”, as well as (ii) the qualitative characteristics contained in paragraphs a) to d) of that paragraph. On the basis of the analysis made by the Telecom Group’s management and other evidence available as of the date of issuance of these consolidated financial statements, management concluded that Argentina does not qualify as a “hyperinflationary” country in terms of IAS 29.

The conclusion that Argentina’s economy should not be considered hyperinflationary under IFRS is consistent with the conclusions of the “International Practices Task Force” in 2013, 2014 and 2015, which the Telecom Group had accessed. An extract of the meeting held in November 2015, stated the following: “The SEC staff noted the IMF’s concerns on the accuracy of CPI data for 2013 and prior periods. Although this situation, the SEC staff has not observed the objectively verifiable information that would indicated that Argentina’s economy was highly-inflationary as of December 31, 2014. The SEC staff would expect registrants to monitor the New CPI inflation data in combination with other pertinent factors and data points, in determining whether Argentina should be considered a highly-inflationary economy.”

While there may be differences in the definition of a hyperinflationary environment between IFRS and US GAAP, Telecom Argentina believes that the assessment of the macroeconomic situation of a country should be substantially similar under both accounting frameworks and, on this condition, considers consistent the conclusions arrived in its analysis.

It is also worth mentioning that statistics published by the States suggested by INDEC results in dissimilar price index for the 36 months period ended in December 2015. The Consumer Price Index accumulated for that period in the City of Buenos Aires and the Province of San Luis were 121.8% and 141.3% respectively. However, Telecom Argentina’s Management decided to perform the analysis required by IAS 29 considering INDEC’s official statistics that cover the whole country. Therefore, if the INDEC retrospectively modifies the price index published (after considering the “statistic emergency” solved) the result of this analysis could be different.

Additionally, while the CNV required public companies the full implementation of IFRS-as issued by the IASB- from periods beginning on January 1st, 2012, Decree No.664/03 continues to be in force as of the date of issuance of these consolidated financial statements. Through this Decree, the PEN instructed the control authorities –including the CNV- not to accept filings of restated financial statements. This legal restriction is foreseen in the current Regulations of the CNV (Title IV - Chapter III Article 3 - paragraph 1).

Telecom Argentina’s Management believes that the periodic assessment of the macroeconomic environment in Argentina and the possible restatement of financial statements in accordance to IAS 29, represent an element of care and concern for investors, analysts and regulators of capital markets where Argentine companies list their equity and debt securities, related to the significant impact that such restatement might have on their financial position and results of operations, including the Telecom Group.

Telecom Argentina’s Management will continue verifying the Price Index evolution in Argentina in order to comply properly with IAS 29 provisions, and according to local and foreign Regulation Authorities provisions. In that regard, as of the date of issuance of these consolidated financial statements, local regulation authorities forbid to file “financial statements in constant currency” according to Decree No.664/03 and its amendments.

NORTEL INVERSORA S.A.

Note 2 - Regulatory framework

(a) Regulatory Authority

Telecom Argentina and its domestic subsidiaries operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

Until the issuance of Law No. 27,078 (hereinafter “Ley Argentina Digital” or “LAD”, as explained in e) below), which was published in the Official Bulletin on December 19, 2014 and has been in force since its publication, the telecommunication services provided by Telecom Argentina and its domestic subsidiaries were regulated by the CNC, a decentralized agency within the scope of the SC, which was also under the scope of the Ministry of Federal Planning, Public Investment and Services.

The LAD created the Federal Authority of Information and Communication Technologies (“AFTIC”), as a decentralized and autonomous agency within the scope of the PEN which would act as the Regulatory Authority of the LAD and would replace, for all purposes, of the SC and the CNC.

The LAD conferred the AFTIC the regulation, control, supervision and verification functions concerning the Information and Communications Technologies (“ICT”) in general, and in particular of the telecommunications, of the postal service and all those matters integrated to its field in accordance with the provisions of the LAD.

By the end of December 2015, the PEN issued the Decree of Need and Urgency (“Decreto de Necesidad y Urgencia” or hereinafter the “DNU”) No.267/15 published in the Official Bulletin on January 4, 2016. The DNU substantially amends Law No.26,522 (Audiovisual Communication Services — “SCA”) and Law No.27,078 (LAD) and also creates the National Communications Agency (“ENACOM”) as a new Regulatory Authority of those laws. The ENACOM replaces the AFTIC and AFSCA (“Federal Authority of Audiovisual Communication Services”). This new Authority acts as an autonomous agency, within the scope of the Ministry of Communications. Further information on Decree No.267/15 - Amendments to the LAD is included in f) below.

Additionally, Decree No.13/15 creates the Ministry of Communications. The organizational structure of the Ministry was approved by Decree No.268/15, issued on December 29, 2015 (published in the Official Bulletin on January 4, 2016).

The Board of ENACOM will be composed of a Chairman and 3 directors appointed by the PEN, as well as 3 directors appointed by the Bicameral Commission of Audiovisual Communication and ICT services. The quorum will consist of the presence of 4 of its members. There are no special eligibility conditions to be appointed as a member of the Board, but member cannot have any incompatibilities under the provisions of Law No.25,188 (“Public Ethic”). The ENACOM members can be removed directly and without reason by the PEN.

The ENACOM has started its operations on January 5, 2016 with the 4 directors appointed by the PEN through Decree No.7/16, thus resulting in the constitution of the ENACOM as established by Article 23 of Decree No. 267/15.

(b) Regulatory framework of the Telecom Group services

Among the principal features of the regulatory framework governing the services provided by Telecom Argentina and its domestic subsidiaries is worth mentioning:

•      The LAD, as amended by Decree of Need and Urgency No.267/15;

•      Law No.19,798 remains in force only to the extent that it does not conflict with the provisions set out under the LAD;

•      The Privatization Regulations;

•      The Transfer Agreement;

•      The Licenses for providing telecommunication services granted to Telecom Argentina and Telecom Personal through several regulations; and the List of Conditions and their respective regulations.

In addition, Law No. 27,078 states that Decree No. 764/00 and its amendments shall remain in force to the extent that it does not conflict with the provisions set out under the LAD, for the time required by the Regulatory Authority to draw up the regulations concerning the Licensing Framework for ICT Services, the Interconnection Regulation, the Universal Service Regulation and the Administration, Management and Control of the Spectrum Regulation. Also, the new Law states that Law No.19,798 (“Ley Nacional de Telecomunicaciones” passed in 1972) and its amendments shall remain in force in respect of those regulations not opposing its provisions.

NORTEL INVERSORA S.A.

Núcleo, Personal’s Paraguayan subsidiary, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”) and its subsidiary Personal Envíos is supervised by the Banco Central de la República del Paraguay. Additionally, Telecom USA, Telecom Argentina’s subsidiary in the United States, is supervised by the Federal Communications Commission (the “FCC”).

(c) Licenses granted as of December 31, 2015

•                                           To Telecom Argentina

As of December 31, 2015, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

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

•                  VAS, data transmission, videoconferencing and transportation of audio and video signals; and

•                  Internet access.

•             To Telecom Argentina’s subsidiaries

As of December 31, 2015, Telecom Argentina’s subsidiaries have been granted the following licenses:

•      Personal has been granted a non-expiring license to provide mobile telecommunication services (STM) in the Northern Region of Argentina, and data transmission and VAS throughout the country. In addition, Personal owns licenses to provide mobile radio communication services (SRMC) in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country, and it is registered to provide national and international long-distance telephone services. Additionally, from November 2014, Personal has been granted a license to provide Mobile Advanced Communications Services (SCMA) for 15 years as explained in h) below.

•      Núcleo, a company controlled by Personal, has been granted a license to provide mobile telecommunication services (STM and PCS) throughout Paraguay. In addition, Núcleo has been granted a license for the installation and provision of Internet and Data throughout Paraguay. All these licenses have been granted for renewable five-year periods.

•      Personal Envíos, a company controlled by Núcleo was authorized by the Central Bank of Paraguay to operate as an Electronic Payment Company (EMPE) through Resolution No.6 issued on March 30, 2015 and its corporate purpose is restricted to such service.

(d) Events of revocation of the Licenses

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•      repeated interruption of all or a substantial portion of service;

•      a modification of corporate purpose without prior approval of the Regulatory Authority or change of domicile to a jurisdiction outside Argentina;

•      a sale or transfer of the license to third parties without prior approval of the Regulatory Authority;

•      the sale, encumbrance or transfer of assets which has the effect of reducing services supplied, without the prior approval of the Regulatory Authority;

•      a reduction of Nortel’s ownership of in the capital stock of Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ ownership to less than 51% of the capital stock with voting power, in either case without prior approval of the Regulatory Authority (as of December 31, 2015, all Nortel’s ordinary shares belong to Sofora. Additional information in Note 27);

•      any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina which has not been executed ad referendum of the approval of the ENACOM and informed within 30 days following its completion (according to the provisions of Article 8 of Decree No.267/15); and

•      Telecom Argentina’s bankruptcy.

If Telecom Argentina’s license is revoked, Nortel must transfer its interest in Telecom Argentina’s capital stock to the Regulatory Authority in trust for subsequent sale through public auction.

Once the sale of the shares to a new management group is performed, the Regulatory Authority may renew the license to Telecom Argentina under the terms to be determined.

NORTEL INVERSORA S.A.

STM, SRMC and PCS Personal’s licenses are revocable in case of non-compliance with certain obligations, including but not limited to:

•      repeated interruptions of the services as set forth in the List of Conditions;

•      any transfer of the license and/or the related rights and obligations, without the approval of the Regulatory Authority (according to the provisions of article 8 of Decree No.267/15);

•      any encumbrance of the license;

•      any voluntary insolvency proceedings or bankruptcy of Personal; and

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

According to the Auction Terms and Conditions for the awarding of frequency bands for SCMA (and some bands for SRMC and PCS), approved by SC Resolution No. 38/14, the authorization to use radio electric spectrum (as defined in the Auction) will be revocable under the following circumstances:

•      repeated or persistent breaches of obligations related to quality indicators of services provided under the terms of the Regulation for the Quality of Telecommunications Services approved by SC Resolution No. 5/13 (further information on filings of Telecom Argentina and Personal against the sanction processes initiated by the Regulatory Authority related to quality matters is disclosed in j) below);

•      repeated or persistent failure of infrastructure sharing obligations and the conditions set for automatic roaming agreements established in the Terms and Conditions;

•      repeated or persistent failure of the coverage obligations set in Annex III of the Terms and Conditions;

•      assignment, transfer, encumbrance, lease or sale to third parties of the authorization for the use of the awarded bands, without the authorization of the Regulatory Authority.

Núcleo’s licenses are revocable mainly in the case of:

•      repeated interruptions of the services;

•      any voluntary insolvency proceedings or bankruptcy of Núcleo;

•      non-compliance with certain service obligations.

According to the Resolution No.6/2014 of the Central Bank of Paraguay Personal Envíos’ license to provide Electronic Payment services may be revoked by:

i) insolvency proceedings or bankruptcy,.

ii) sanctions imposed by the Central Bank of Paraguay, with prior administrative proceedings, regarding the performance of operations that are forbidden by the legislation in force.

(e) Law No.27,078 — Argentine Digital Law

Among the most relevant contents in the LAD which amended the regulatory framework in force as of December 19, 2014 as regards telecommunications are:

a)     the recognition as an essential and strategic public service of ICT as regards the use and access to the telecommunications networks, for and between licensees of ICT services (subsequently repealed by Article 22 of Decree No.267/15);

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

d)     the amendments as regards Universal Service (further information in g) below);

e)      the asymmetric regulation as universalization tools towards the development of an effective competition.

The Law declared of public interest the development of ICT and its associated resources, in order to establish and ensure complete neutrality of networks, and to guarantee every user the right to access, use, send, receive or offer any content, application, service or protocol through Internet without any restrictions, discrimination, distinction, blocking, interference, obstruction or degradation.

The new Law set forth that the licensees of the ICT services may supply audiovisual communication services with the exception of those provided through satellite link, in which case, the corresponding license must be requested to the proper authority. Also, the new Law allowed ICT services licensees included in the restrictions of the Audiovisual Services Communications Law (among them, Telecom Argentina) to provide audiovisual communications services. Nevertheless, that regulation was partially amended by Decree No 267/15 (see f) below).

NORTEL INVERSORA S.A.

According to the LAD provisions, Telecom Argentina amended its corporate purpose during 2015, which was approved by AFTIC Resolution No.19/15. Further information is disclosed in Note 1.a).

Also, the law established the framework for suppliers and licensees entering the audiovisual communication services market (among them, Telecom Argentina and its domestic subsidiaries) setting forth that the Federal Authority of Audiovisual Communication Services (replaced by the ENACOM since Decree No.267/15 enforcement) would determine the go-to-market conditions of audiovisual communication services for ICT suppliers and licensees. The Law also stated a gradual implementation plan through the setting up of promotion areas for limited periods of time determined according to public interest, within which the ICT licensees with significant market power would not be able to provide audiovisual communication services.

It also set forth that the ICT service should be provided throughout the national territory, considered for that end as a unique area of exploitation and supply, and the modification of the interconnection schedule, imposing higher obligations to the operators and more rights to the Argentine government for the regulation in this sense of the wholesale market.

According to the LAD provisions, the SBT holds its status of public service (section 54), but with a different scope than the previous regulations provisions. It was defined as the national and international telephone voice service, through the local networks, notwithstanding the technology used for its transportation, provided that it complies with the objective of allowing its users to communicate with each other (section 6 paragraph c)). In addition, in section 90 of Title XI, it established that said definition, comprises the senses of the definition established in the Bidding Terms and Conditions for the International Public Bidding process for the Privatization of the Supply of the Telecommunications Service timely approved by Decree No.62/90.

The LAD introduced substantial changes to the SU regulation established by Decree No.558/08. Among its provisions the LAD creates a new FFSU and provides that the investment contributions for the SU programs shall be managed through this fund, which assets belong to the Argentine government. Further information see g) below.

Law No.19,798 Telecommunications Act (passed in 1972), as amended continues in effect only with respect to those provisions that do not contradict the provisions of the new LAD (including, for example, Article 39 of Law No.19,798 referred to exemption from all taxes on the use of soil, subsoil and airspace for telecommunications services).

The LAD also revoked Decree No.764/00, as amended, but provisions of the decree that do not contradict the LAD will remain in effect, during the time it takes to the Regulatory Authority to issue new licensing, interconnection services, universal service and spectrum regulations.

(f) Decree No. 267/15 — Amendments to the “LAD”

On January 4, 2016, Decree No.267/15 was issued, amending Law No.26,522 (Audiovisual Communication Services) and Law No.27,078 (LAD). As mentioned above, “ENACOM” was created as the Regulatory Authority applicable of these laws.

One of the main amendments to the LAD consists in the incorporation of Television Services provided by subscription (physical or radio electric link, such as Cable TV) as an ICT service within the scope of the LAD, and excluding it from Law No.26,522. Satellite Television Services will remain within the scope of Law No. 26,522. Furthermore, Decree No.267/15 states that the ownership of a satellite television license provided by subscription is incompatible with having any other kind of ICT services license.

Broadcasting supplied by subscription licenses (physical or radio electric link, such as Cable TV) issued before the application of Decree No.267/15 will be considered for all purposes as in compliance with LAD upon the respective registration for such service provision. Furthermore, the Decree states a 10 years extension from January 2016, for the use of frequency spectrum to radio electric link provided by subscription license holders.

Among the amendments that replaces Article 6 of the LAD is the incorporation of “video on demand service”, defined as a service offered by an ICT services supplier to provide access to software under demand on a catalogue basis. On January 7, 2016 Telecom Argentina and Personal presented to the ENACOM an application for the registration of the broadcasting by physical or radio electric link service, describing the service characteristics which registration was requested. As of the date of issuance of these consolidated financial statements, the ENACOM resolution is still pending.

NORTEL INVERSORA S.A.

Decree No.267/15 replaced the LAD’s article No. 94, and states that SBT suppliers, fixed telephony license holders within the scope of Decree No.264/98, and mobile telecommunication license holders within the scope of Decree No.1,461/93 are prohibited from providing Broadcasting under subscription services (for example, video cable services and IP TV) until January 1, 2018 (this term can be extended by 1 additional year). Also, the Decree replaces article 95 of the LAD and provides several obligations for fixed telephony licensees granted by Decree No.264/98 and mobile services providers with licenses granted by Decree No.1,461/93, which choose to provide broadcasting under subscription services.

Article 28 of Decree No.267/15 created, within the Ministry of Communications, the Commission for the Preparation of the Reform, Update and Unification Draft Law of Laws No.26,522 and 27,078. The Commission will be responsible for the study of both laws reforms under the principles established therein.

As the date of issuance of these consolidated financial statements, the regulation that should provide the Regulatory Authority is pending. Telecom Argentina’s management expects that such regulation will clarify the scope of several aspects of the LAD and Decree No 267/15 for a better evaluation of operational and economic-financial impacts that the LAD could have on the Telecom Group’s business.

Furthermore, the Decree states that licenses transfers and stake holdings that imply loss of corporate control must be approved by ENACOM, proving a new procedure by its article No. 8 and establishing that licenses transfers and stake holdings in licensees will be considered ad referendum of ENACOM approval. Additionally, shareholders of at least 10% of companies that provide public services are forbidden to hold Broadcasting services provision under subscription registration. However, this clause does not apply in the following cases: (i) nonprofit entities that hold a license or permission issued by the Argentine National, Provincial, or Municipal governments to supply public services (cooperatives providers of telephone services, for example); (ii) Entities included in article No.94 of the Decree (whereby Telecom Argentina and Personal are included), which are allowed to provide the service after the expiration of the term mentioned in that clause.

Among other clauses, the Decree establishes issuance and objections procedures (from other service provider in the same area at the time of application for registration), within the scope of Argentina CNDC. This procedure is not applicable to nonprofit entities that exclusively supply ICT public services.

Decree No.267/15 repealed article No.15 and article No.48 paragraph two of the LAD. Therefore, the following provisions no longer have effect: (i) the condition of essential and strategic public services of ICT regarding the access to the telecommunications network for the “ICT services” license holders; and (ii) the Regulatory Authority power to regulate tariffs due to public interest reasons.

According to Law No.26,122, the Bicameral Committee must determine the validity or invalidity of the Decree and present its determination to the plenary meeting of each Chamber of Congress for its specific treatment. Rejection of a Decree by both Chambers of Congress would repeal the Decree, while upholding the rights acquired during its enforcement (Article 24 of Law No.26,122).

The Decree also establishes several amendments to the Audiovisual Communications Services Law (SCA).

(g) Universal Service Regulation

Decree No. 764/00

Annex III of Decree No.764/00 required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the SU fund. The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation also established the exemption to contribute to the FFSU in the following events: i) for local services provided in areas with teledensity lower than 15%, and ii) when certain conditions exists in connection with a formula which combines the  foregone revenues and the market share of other operators than Telecom Argentina and Telefónica who provide local telephony. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

SC Resolution No.80/07 stipulated that until the SU Fund was effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, were required to deposit any contributions accrued since the issuance of such Resolution into a special individual account held in their name at Banco de la Nación Argentina. CNC Resolution No.2,713/07, issued in August 2007, established how these contributions are to be calculated.

Decree No. 558/08

Decree No. 558/08, published on April 4, 2008, introduced certain changes to the SU Fund regime, replacing the Annex III of the Decree No. 764/00.

NORTEL INVERSORA S.A.

The Decree established that the SC would assess the value of service providers direct program contributions in compliance with obligations promulgated by Decree No.764/00. It would also determine the level of funding required in the SU Fund for programs pending implementation. In the same manner, in order to guarantee the continuity of certain projects, the SC was given the choice to consider as SU contributions certain other undertakings made by telecommunication services providers and compensate providers for these undertakings.

In defining “Universal Service,” the new regulation established two categories: a) geographical areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determined that the SC would have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for its interpretation and application.

It also established that the SC would review SU programs which were established under the previous regulation, guaranteeing the continuity of those already being administered and implementing those that had been under review. The financing of SU ongoing programs which were recognized as such were determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs were selected by competitive bidding.

The Decree required Telecom Argentina and Telefónica to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of publication of the Decree.

The Decree required telecommunications service providers to contribute 1% of their revenues (from telecommunication services, net of taxes) to the SU Fund and kept the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the corresponding receivable, as the case may be.

Providers of telecommunications services should rely on the advice of a Technical Committee made up of seven members (two members should be appointed by the SC, one member should be appointed by the CNC, three members should be appointed by the telecommunication services providers — two of which should be appointed by Telecom Argentina and Telefónica and one by the rest of the providers — and another member had to be appointed by independent local operators). This Technical Committee was informed by the SC of the programs to be financed and was responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval by the SC.

The Technical Committee was created. Additionally, telecommunications service providers sent the proposed Fiduciary agreement to the SC. The SC approved it in January 2009 through Resolution No.7/09.

On December 9, 2008, the SC issued Resolution No.405/08 which was objected by Telecom Argentina and Personal. These objections were resolved by the SC through its Resolution No.154/10.

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a program denominated “Telephony and Internet for towns without provision of Basic Telephone Services” that will be subsidized with funds from the SU Fund. The program sought to provide local telephony, domestic long distance, international long distance and Internet in towns that did not provide basic telephone services. The proposed projects approved by the SC would be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in a bidding process provided for in Decree No. 558/08.

On December 1, 2010, the SC issued Resolutions No. 147/10 and 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aimed to reclaim the Broadband service to state-run educational institutions and public libraries, respectively, and were implemented through the use of the FFSU resources. Telecom Argentina was awarded with the “Internet for educational institutions” program and is finishing the last project facilities, reaching 1,540 schools. This program represents a billing to the FFSU of approximately $5 per year for a period of 5 years. On the other hand, the auction “Internet for public libraries” program was cancelled by the Regulatory Authority for its redefinition. During 2012, the auction “Telephony and Internet for towns without provision of Basic Telephone Service” took place according to Resolution No. 88/09, which involved the service provision in 430 locations. Personal presented its offer to the auction. As of the date of issuance of these consolidated financial statements, the auction is pending of definition.

NORTEL INVERSORA S.A.

On November 11, 2010, the SC issued Resolution No. 154/10 adopted the methodology for the deposit of the SU contributions to the trustee’s escrow account. The Resolution included several provisions related to the determination of the contributions that correspond to the periods before and after Decree No. 558/08 was issued. It also provided that until the SC determined the existence of programs, the amounts that would correspond to their implementation would be discounted by the telecommunication providers when determining their contribution to the SU Fund. If completed the verification from the SC there were unrecognized amounts, they should be contributed into the FFSU or for the development of new works of the SU, with the approval of the SC.

On December 30, 2010, the trustee notified Telecom Argentina and Personal the trustee’s escrow account number in which they should deposit the SU contributions under the provisions of SC Resolution No.154/10.

Amendments of the LAD to the SU Regulation

In December 2014, the LAD introduced substantial modifications to the SU regulations pursuant to Decree No. 558/08. Among its provisions the LAD establishes the creation of a new FFSU and the fact that the investment contributions corresponding to the SU programs be managed through said fund, whose assets shall belong to the Argentine government.

The licensees of ICT Services (among them, Telecom Argentina and Personal) are obliged to make investment contributions to the FFSU equivalent to one per cent (1%) of the total accrued revenues for the provision of the ICT Services included in the scope of application of the law, net of imposed taxes and charges. The investment contribution shall not be transferred to the users whatsoever. In turn, the Regulatory Authority may dispose, once the SU objectives are reached, the total or partial, permanent or temporary exemption, of the obligation to perform said investment contributions.

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

Through registered letters received on August 13, 2015, the AFTIC gave notice to Telecom Argentina and Personal that on July 28, 2015, the Argentine government, through this Enforcement authority held as trustor, entered into an administrative trust fund with Nación Fideicomisos S.A. (as trustee) called “Contrato de Fideicomiso Argentina Digital” (Argentina Digital Trust Fund). The AFTIC has assigned the trustee as fiduciary of the investment contributions to the FFSU, which are equivalent to 1% of total revenues recorded since July 1, 2015 and to be collected as of August 3, 2015 for the supply of ICT services included in the scope of the LAD, net of payable taxes and fees, in accordance with article 22 of the abovementioned Law. It also reported the information of the bank account in which the deposit of the mentioned contribution was to be made in the future.

As a response to the notice, on September 3, 2015, Telecom Argentina and Personal made their respective filings before the AFTIC requesting some clarification in relation to the implementation of the new FFSU, and expressly reserving the rights in relation to the rules issued by the LAD.

Through the Official Notice published in the Official Bulletin on September 1, 2015, the AFTIC communicated to all licensees of ICT services that as of the date of the Bulletin the FFSU assets managed by Banco Itaú S.A. would be transferred to account No. 659.051.294/5 corresponding to the new escrow account of Nación Fideicomisos S.A., and that as a result, investment contributions corresponding to SU programs would cease to be paid into the trust account of Banco Itaú and should be funded in the aforementioned account. In addition, by means of the notice published in the Official Bulletin on September 2, 2015, Banco Itaú notified all licensees that as of September 1, 2015, the deposit of new funds in the trust under liquidation would not be allowed.

On September 10, 2015 Telecom Argentina and Personal filed before the AFTIC their respective SU contribution affidavits corresponding to the revenues recorded in July 2015, clarifying that these presentations were made with the understanding that the operational rules related to the FFSU contribution, regulated by Decree No. 558/08 and related provisions, were in force. Additionally, Personal proceeded to deposit the corresponding contribution in the new FFSU account reported through the Official Notice published by the AFTIC.

NORTEL INVERSORA S.A.

In its filings, Telecom Argentina and Personal had stated that the filing of the affidavits and - in the case of Personal - the deposit did not imply explicit or implicit consent of the regulations issued by the LAD, and expressly reserved their rights in relation to the unconstitutionality of the provisions set forth in articles 21, 22, 91 and related provisions of said law, as well as the claim of any rights arising from the acknowledgement of this argument.

As of the date of issuance of these consolidated financial statements, neither Telecom Argentina nor Personal has received an answer to its filings of September 3, 2015, or published any new regulation or additional instruction in relation to SU.

FFSU — Impact in Telecom Argentina

Several years after the market’s liberalization and the effectiveness of the first SU regulations, incumbent operators have not received any set-offs for providing services as required by the SU regime and the LAD.

As of the date of issuance of these consolidated financial statements and in compliance with SC Resolution No.80/07 and No.154/10 and CNC Resolution No.2,713 /07, Telecom Argentina has filed its monthly calculations since July 2007 for the review of the Regulatory Authority and estimated a receivable of $2,020 (unaudited). This receivable has not yet been recorded as of December 31, 2015 since it is subject to the approval of the SU programs, the review of the Regulatory Authority and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” — amounting to approximately $1,768 since July 2007 to date and which are included in the abovementioned receivable - did not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution.

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

Telecom Argentina’s Management, with the advice of its legal counsel, has filed appeals against SC Resolutions Nos. 53, 54, 59, 60, 61, 62, 69 and 70 presenting the legal arguments based on which such resolutions should be revoked. The deductions that were objected by the SC Resolutions amount to approximately $741 and are included in the credit balance mentioned in the second paragraph.

As of the date of issuance of these consolidated financial statements, the resolution of this appeal is still pending.

On September 13, 2012, the CNC required Telecom Argentina to deposit approximately $208. Telecom Argentina has filed a recourse refusing the CNC’s request on the grounds that appeals against the SC Resolutions are still pending of resolution. However, at the date of issuance of these consolidated financial statements it cannot be assured that these issues will be favorably resolved at the administrative stage.

FFSU — Impact in Personal

Since January 2001, Personal has recorded a liability related to its obligation to make contributions to the SU Fund. In addition, since July 2007 and in compliance with SC Resolution No.80/07 and No.154/10 and CNC Resolution No.2,713/07, Personal deposited the correspondent contributions of approximately $112 into an account held under their name at the Banco de la Nación Argentina in January 2011.

During the first quarter of 2011, the above mentioned funds were transferred to the trustee’s escrow account, in compliance with the provisions of SC Resolution No.154/10 previously described. Since January 2011, the SU Fund contributions were made into such escrow account.

On January 26, 2011 the SC issued Resolution No. 9/11, establishing the “Infrastructure and Facilities Program”. The Resolution provided that telecommunication service providers could contribute to investment projects under this program, exclusively the amounts corresponding to their pending obligations of investment contributions born under Annex III of Decree No.764/00, before the effective date of Decree No.558/08.

NORTEL INVERSORA S.A.

In March 2011, Personal submitted to the SC a $70 investment project, pursuant to SC Resolution No. 9/11, for the development of a network infrastructure in locations in the Northern Region of Argentina with no mobile coverage. Personal submitted its calculations from 2001/2007 related to the mentioned project to be financed through its own SU contribution of such periods as required by the SC.

On April 9, 2014 Personal filed an amendment proposal for the project within the scope of Resolution No. 9/11, pursuant to the SC’s request. This new filing consists only of additional detailed information about the project’s scope. As of the date of issuance of these consolidated financial statements, the project is pending of approval.

On July 5, 2012, the SC issued Resolution No.50/12 pursuant to which it notified that the services referred to by the Mobile Communications Services Providers, which were filed as High Cost Areas or services provided in non-profitable areas, services provided to clients with physical limitations (deaf-mute and blind people), rural schools, and the request relating to the installation of radio-bases and/or investment in the infrastructure development in various localities, did not constitute items that may be discounted from the amount of contributions to the SU pursuant to the last part of Article 3 of Resolution No.80/07, or Article 2 of Decree No. 558/08. It also provided that certain amounts already deducted would be used for investment projects within the framework of the Program of SC Resolution No.9/11, or deposited in the SU Fund, as applicable.

Personal has filed an administrative action against SC Resolution No.50/12, requesting its nullity. As of the date of issuance of these consolidated financial statements, the resolution of this matter is still pending.

On October 1, 2012, responding to an SC’s requirement, Personal deposited under protest approximately $23 in the SU Fund, corresponding to the assessment of the SU services provided by Personal since the issuance of Decree No.558/08, reserving its right to take all actions it may deem appropriate to claim its reimbursement, as informed to the SC and the CNC on October 15, 2012. Since August 2012, Personal is paying under protest of those concepts in their monthly affidavits.

The Management of Personal could not assure that this issue would be favorably resolved in the administrative stage.

(h) Spectrum

SC Resolution No. 38/14

On July 7, 2014, SC Resolution No. 38 was published in the Official Bulletin which announced a Public Auction process (the “Auction process”) for the awarding of the remaining frequencies of the Personal Communication Services (PCS), of the Cellular Mobile Radiocommunication Services (SRMC), as well as those of the new spectrum for the Advanced Mobile Communications Service (SCMA) recently created.

The Terms and Conditions organized the aggregate of the spectrum to be auctioned in 10 Lots, being the first one to be auctioned exclusively among entering operators. The Public Auction took place on October 31, 2014. Personal presented its economic bids and was awarded Lots 2, 5, 6 and 8. Telefónica Móviles Argentina S.A. (Movistar), América Movil S.A. (Claro) and Arlink S.A. also participated in the Auction.

Through SC Resolution No.79/14 the SCMA service was awarded to Personal, while through SC Resolutions No. 80/14, 81/14, 82/14 and 83/14 that were published in the Official Bulletin on November 27, 2014, the following frequency bands were awarded to Personal:

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

Personal paid for the awarded frequency bands, and also constituted the corresponding performance guarantees. In the case of Lot No. 8, the payment was made on account of the single and total price offered for this Lot.

NORTEL INVERSORA S.A.

Personal asked that the assignment of the Frequency Bands for the SCMA services in Lot No. 8, which was partially awarded to Personal through SC Resolution No.83/14, be completed and reserved the applicable rights.

The full awarding of Lot No. 8 became essential for compliance with the commitments foreseen in the Auction Terms and Conditions. Once the awarding process was completed, Personal had access to SCMA Frequency Bands 713-723/768-778, and Personal paid the equivalent of US$ 247.3 million (the remaining balance of the bid) and constituted the performance guarantees of 15% of the said amount.

The Auction Terms and Conditions provided authorizations for the use of the auctioned frequency bands for a period of fifteen (15) years from the notification of the award. After this deadline the Regulatory Authority would extend the terms of use upon formal request of the awarded operator (which price and conditions would be set forth by the Regulatory Authority).

The Auction Terms and Conditions also established strict coverage and network deployment commitments which require significant investments to Personal. Additional information is provided in Note 18.e).

Through SC Resolution No. 25/15, issued on June 11, 2015, the SCMA Frequency Bands 713-723 MHz and 768-778 MHz for the National Exploitation Area were assigned to Personal, which composed Lot 8 and that were pending of assignment by the SC.

On June 25, 2015, Personal paid the auctioned amounts related to the assigned Frequency Bands (equivalent to US$ 247.3 million) according to the Terms and Conditions provisions and its clarifying amendments. Thus, Personal fully paid the aggregate bid amount for Lot 8. Through this payment and pursuant to Article 54 of the Terms and Conditions the performance guarantee of 15% of the auction assigned to Personal by SC Resolution No. 25/15 was constituted.

These rights of use of Frequency Bands were recorded as Intangible Assets amounting to $2,256 (Note 9) — that includes $13 related to the IDC costs — which are depreciated according to Note 3.i) 3G and 4G Licenses of the consolidated financial statements.

As a result, the aggregate amounts recorded as Intangible Assets as of December 31, 2015 related to the 3G and 4G licenses awarded to Personal in the Auction, amounted to $5,786.

Frequency bands of SC Resolution No.25/15 are partially in use. SC Resolutions No.17/14 and No.18/14 granted a period of two years for the migration of the systems that are currently operating the mentioned frequency bands.

Through Resolution No. 155/15 issued on September 2, 2015, the AFTIC terminated the spectrum assignment granted to Arlink S.A. through Resolutions No. 28, 29, 30, 31 and 32 issued on June 11, 2015, and the registries conferred through Articles 1 and 2 of SC Resolution No. 27/15 issued on June 11, 2015, for the provision of PCS and SCMA services.

Additionally, the Public Auction of Lot 1 was declared desert regarding the assignment of the frequency bands for the provision of PCS, SRMC and SCMA services, approved by Article 1 of SC Resolution No. 38/14.

Personal made a presentation expressing its interest in the frequency bands comprising Lot 1.

On November 4, 2015, Law No. 27,208 (“Satellite Industry Development Law”) came into effect declaring the development of the satellite industry as public interest as well as a state policy and national priority with regard to telecommunications geostationary satellites. That law granted to the company ARSAT, on a preferential basis, the frequency bands of Lot 1. The law also provides that these bands will be used for the implementation and operation of services and applications for which they are or will be assigned, giving priority to applications of Public Protection and Defense Operations. This will complement the ARSAT ICT network services and will primarily serve the most vulnerable areas of the country.

(i) SC Resolution No.1/13

On April 8, 2013, SC Resolution No.1/13 was published in the Official Bulletin, establishing that all mobile operators should guarantee the service provision, even in emergency situation or catastrophe, in which case the normal service provision must be restored in a maximum period of one hour. Mobile operators must, in all cases, prioritize the access to emergency services in the affected areas.

In addition, SC Resolution No.1/13 established that mobile operators present within 45 days a Contingency Plan for emergency situations, for purposes of guaranteeing the continuity of services in such circumstances.

NORTEL INVERSORA S.A.

As of the date of issuance of these consolidated financial statements, Personal has appealed SC Resolution No.1/13 exposing the arguments by which the mentioned resolution should be released. However, Personal has met its commitment to present a Contingency Plan for emergency situations.

On January 26, 2015, the CNC provided comments on Personal’s Contingency Plan and also required the reporting of the measures chosen to implement the Plan and the status thereof. Personal filed to AFTIC a new Contingency Plan with the required amendments. As of the date of issuance of these consolidated financial statements, the Regulatory Authority has not pronounced on this matter.

(j) SC Resolution No.5/13

On July 2, 2013, SC Resolution No.5/13 was published in the Official Bulletin. This Resolution approved a “telecommunication service quality regulation”, establishing, among others, new quality parameters required for telecommunication services provided through mobile and fixed public networks, for all the operators in Argentina, as well as the obligation to provide periodic information to the CNC.

CNC Resolution No.3,797/13 was published in the Official Bulletin on November 13, 2013, supplementing SC Resolution No. 5/13 and approving the Audit Procedures and Technical Verification of Service Quality Regulation of Telecommunications Services Manual.

Pursuant to the provisions of CNC Resolution No.3,797/13, Telecom Argentina and Personal have submitted their respective “Technical Reports” (detailed technical specifications of the measurement process) and have made their submissions providing the required information pursuant to the provisions of SC Resolution No.5/13.

On August 14, 2014 the CNC notified Telecom Argentina and Personal that the audits and technical verifications that the Regulatory Authority shall perform on the supply of services regarding licenses of Telecom Argentina and Personal will be performed following the processes and methods of measurement exhibited in the respective presentations of the “Technical Reports”. The CNC also notified Telecom Argentina that these shall be carried out using the principles set forth in SC Resolutions No.5/13 and CNC No.3,797/13. Notwithstanding, the CNC developed verification tasks of the mobile services by means of tests of calls and data with measuring mobile devices in different locations of the country using procedures different from those defined in the Quality Regulation and published the results at “quenosecorte.gob.ar”.

Within the scope of said verifications, the CNC initiated penalty processes against Personal for alleged non-compliance with CNC Resolution No.3,797/13. The Management of Personal has in a timely basis submitted its solid legal defense against these claims.

Since the enforceability of this Resolution is subject to the compliance of certain steps for its implementation with the previous approval of the Regulatory Authority, Telecom Argentina and Personal have carried out the corresponding reservations of their rights in each of their submissions. In addition, Telecom Argentina has stated in its different submissions that, due to the special circumstances that affected its tariff structure, the compliance of the burdensome operative and customer service parameters set forth in SC Resolution No.5/13 should not apply.

(k) Regulation of Virtual Mobile Operators

SC Resolution No.68/14, published in the Official Bulletin on October 28, 2014, approved the Regulation of Virtual Mobile Operators (“VMO”) and the Basic Requirements for VMO Agreements. Among its provisions, the Resolution states that the Network Mobile Operators (“NMO”) that have spectrum and infrastructure, shall annually file a reference offer for those interested in providing services as VMO, in which they will set forth the technical and economic conditions, which shall be reasonable and non-discriminatory. The Resolution also provides the modalities and procedures for the provision of such services. According to Article 2 of the Annex of the Resolution, the Regulation is applicable to SCMA.

(l) “Tax Stability” principle: impact of variations in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in social security contributions occurring after November 8, 1990 and the proposed use for the resulting savings and increases in contribution rates that have occurred.

Telecom Argentina had recorded a liability related to the savings caused by reductions in the levels of social security contributions initially earmarked for the argentina@internet.todos Program. The mentioned savings were substantially generated during fiscal year 2000. Resolution No. 41/07 allowed Telecom Argentina to recover the increases in social security contributions that it has to pay as a consequence of the increase in social contributions rates.

NORTEL INVERSORA S.A.

Within this context and considering applicable the principle of tax stability provided by the Transfer Agreement approved by Decree No. 2,332/90, the Resolution authorized the aforementioned savings being offset with the amounts arising from the application of the mentioned increases.

The offset of both concepts and the determination of a balance, were subject to the audit results performed by the Regulatory Authority according to the information provided by Telecom Argentina. The mentioned audit was performed during the third quarter of 2007. Telecom Argentina took knowledge of the proceedings, in which the CNC recognized a receivable arising from increases in social contributions within the scope of Resolution No. 41/07 and canceled liabilities from reduction in social contributions and other sanctions imposed to Telecom Argentina.

As of December 31, 2015, Telecom Argentina has a net receivable of $61 which, in addition to the receivable of $23 corresponding to the IDC as explained in (m) below, is included in the line item “Other receivables” as non-current receivables.

Since Resolution No. 41/07 provides Telecom Argentina the right to offset receivables with existing and/or future regulatory liabilities and, given Telecom Argentina’s intention to exercise this right, the receivable was recorded net of several provisions. As of December 31, 2015, the provisions which can be offset with the receivables arising from Resolution No. 41/07 and from IDC amounted to $84.

It is worth mentioning that since December 2008, Telecom Argentina continued its practice of billing customers for the increases in its social security contribution rate accrued from October 2008, applying the same method used to bill the IDC.

(m) Tax on deposits to and withdrawals from bank accounts charged to customers

On February 6, 2003, the Ministry of Economy, through Resolution No.72/03, defined the method to allow, going forward, rate increases on Basic Telephone Services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. Telecom Argentina has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No.72/03. Telecom Argentina planned to claim such amount within the rate renegotiation process (see (o) below).

In April 2007, Telecom Argentina provided the CNC with supporting documentation about this amount and in May 2007 filed its preliminary economic evaluation to the Regulatory Authority. Telecom Argentina took knowledge of the Regulatory Authority’s documentation which corroborates the amount claimed by Telecom Argentina and provides a similar offsetting method pursuant to Resolution No.41/07 (as described in (l) above). As a result, Telecom Argentina recorded as “Non-current Other receivable” a total of $23. This receivable is also included in the provisions for regulatory matters described above.

(n) Tariff structure of the national and international regulated fixed line services

Price Cap

The Price Cap was an annual rate regulation method which included increases components (pulse price increases - based in the U.S. Consumer Price Index (“U.S. C.P.I.”) — which was applied in April and October of each year) and reduction components (an efficiency factor which was applied in November of each year).

As a result of the 1999 Price Cap audit process and Telecom Argentina’s reviews, the Regulatory Authority notified to Telecom Argentina, in August 2009, of the existence of an outstanding balance of $3.1 plus interest. Telecom Argentina has offset this amount with the receivable resulting from SC Resolution No. 41/07 described in (l) above.

On April 6, 2000, the Argentine government, Telefónica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set an efficiency factor or rate reduction of 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefónica) for the period of November 2000 to October 2001.

Telecom Argentina timely presented all the required information for the Price Cap audit, however, as of the date of issuance of these consolidated financial statements, the 2000 Price Cap audit results are still pending. Taking into consideration the time elapsed since the beginning of the audits, in the opinion of Telecom Argentina’s legal counsel, any balance pending application should be prescribed.

In April 2001, the Argentine government, Telefónica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set an efficiency factor of 5.6% for the period from November 2001 to October 2002.

NORTEL INVERSORA S.A.

However, in October 2001, an injunction against Telecom Argentina disallowed it to apply rate adjustments by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula could not be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited rate adjustments, resulting in the Pesification and the freezing of the regulated rates.

(o) Renegotiation of agreements with the Argentine government

Convertibility period of the peso to the US dollar: dollarization rates.

On November 28, 1991 Telecom Argentina and Telefónica signed an agreement with the Argentine government related to the rate regime, which was ratified by Decree No. 2,585/91 and was effective from December 18, 1991. The most relevant aspects included in this agreement that amended the rate regime provided by the Transfer Agreement were:

1. The rate, measured in basic telephone pulses, was set in US dollars, adjustable twice a year (April and October) based on the variation of the U.S. C.P.I. (all items). These rate adjustments did not require the prior approval of the Regulatory Authority. Since 2000 these rate adjustments were not applied according to agreements signed with the SC, which delayed its implementation. Subsequently, in October 2001, an injunction prevented the continuity of application, as indicated in n) above.

2. The customers billing continued performing in local currency.

Rates pesification

On January 6, 2002, the Argentine government enacted Law No.25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”). This Law, by Article 8, annulled adjustment clauses in US dollars or other foreign currencies and indexation clauses based on price index and any other indexation method. As a consequence, from that date Telecom Argentina’s rates were set in pesos at the exchange rate $1 argentine peso per US$ 1.

According to Decree No. 293/02, a process of renegotiation of contracts with the Public Administration was initiated, which provided, among other things, the revision of Telecom Argentina’s rates. The Argentine government was entitled to renegotiate these agreements based on the following criteria:

•                  the impact of rates on the competitiveness of the economy and income distribution;

•                  the quality of services and investment plans, when were contractually agreed;

•                  the users interest and services accessibility;

•                  the security of the systems;

•                  the companies’ profitability.

This Decree instructed the Ministry of Economy to renegotiate of these agreements and created the Agreement Renegotiation Commission to provide the Ministry with the assessment that each case required.

To accomplish with such renegotiation process, Telecom Argentina timely filed to the Agreement Renegotiation Commission all the information regarding the impact caused by the economic emergency on its financial situation, mainly on revenues, and existing methods for updating rates according to operating costs, to debt, to payment commitments with the Argentine government and to future and ongoing investments.

In July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), which continued the agreement renegotiation process and continued the procedures already in progress with the previous Commission. The PEN must refer the proposed renegotiation agreements to the National Congress, which must arrive to a conclusion within sixty days from the proposal reception. If the National Congress would not conclude, the proposal was automatically approved and, if the National Congress rejected the proposal, the PEN must resume the corresponding renegotiation agreement process.

In October 2003, was issued Law No. 25,790, which extended until December 31, 2004 the period to renegotiate the public works and services agreements. From December 2004, several laws were issued that have extended the renegotiation agreements deadline. The latest Law No. 27,200 extended the mentioned deadline until December 31, 2017.

NORTEL INVERSORA S.A.

Letters of Understanding (“LOU”) with the Argentine government

On May 24, 2004, Telecom Argentina signed a LOU with the Argentine government pursuant to which Telecom Argentina committed not to modify the current rate structure through December 31, 2004 and to continue with the rate renegotiation process, which Telecom Argentina expected to have concluded before December 31, 2004. It was also agreed to implement some social services to promote accessibility to telecommunications services, implemented through the following SC resolutions.

•                                       Through Resolution No.262/04, the SC approved service 0612 Internet access to communities located at a distance greater than 55 kilometers with respect to the centers 0610 located in larger cities. The provision of this service began by the end of 2004 and, as of the date of issuance of these consolidated financial statements, is operating in about 300 locations.

•                                       Through Resolution No.263/04, the SC approved the implementation of a calling card with discounts for beneficiaries of the Jefes de Hogar social plan, which did not have a telephone line. The compromised 250,000 cards were available to the Ministry of Employment and Social Security during March 2005. Telecom Argentina also cooperated delivering the mentioned cards to municipalities, according to the Ministry instructions.

•                                       Through Resolution No.73/05, the SC instructed Telecom Argentina to provide low consumption discounts to beneficiaries of the Jefes de Hogar social plan. According to this social plan beneficiaries’ list sent by the Ministry of Employment and Social Security, Telecom Argentina has provided the low consumption discounts to those beneficiaries who accomplished the registration conditions.

As the relevant SC Resolutions were issued, Telecom Argentina finished complying with the obligations undertaken in this agreement.

New LOU with the UNIREN

On March 6, 2006, Telecom Argentina signed a new LOU with the UNIREN, within the framework of the renegotiation of its license, which had begun in 2004. Upon the fulfillment of the procedures set forth in the rules and regulations in effect, the LOU provides the framework for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Article 9 of the Public Emergency Law.

The main terms and conditions of the Letter included:

•              The CNC and UNIREN have determined that Telecom Argentina satisfactorily complied with most of the requirements contemplated in the Transfer Agreement and by the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending of resolution, which were expected to be resolved by June 30, 2006 (some of these matters are described above). The Regulatory Authority continued to analyze such open issues, and, accordingly, their resolution would be disclosed gradually;

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

•              Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.A., to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect after the 30th day from the end of the public hearing convened to deal with the LOU. Once the Minutes of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•              An adjustment shall be made to increase the termination charge of international incoming calls to a local area to be equivalent to international values, which are at present strongly depreciated;

•              Off-peak telephone hours corresponding to reduced rates shall be unified with regards to local calls, long distance domestic and international calls.

NORTEL INVERSORA S.A.

On May 18, 2006, the LOU was subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions will provide the framework for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation should be in effect once all the requirements stipulated in the regulatory framework were complied with, which among other things, requires that a Telecom Argentina Shareholders’ Meeting be held to approve said Minutes. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.A. have timely fulfilled the Agreement’s commitments.

The Renegotiation of the Transfer Agreement and the resolution of the regulatory issues that negatively affected the operations of Telecom Argentina since the enactment of the Public Emergency Law and the Exchange Regime System Reform in January 2002 (pesification of rates, lack of compensation for SU features, increased penalties for delays in repairing and installation in fixed telephony, etc.), have not been fulfilled by the Argentine government making it responsible for the damages caused.

(p)         Telecom Argentina filings to Regulatory Authority under the LAD

On June 18, 2014, Telecom Argentina made a filing before the SC requesting the adjustment of the SBT lines’ Connection Fee, in order to obtain an urgent restoration of the balance that must reasonably exist in the operative costs incurred for the provision of the public service under its charge, recomposing the Connection Fee in an equitable manner and pursuant to the legal provisions that govern the licenses granted to Telecom Argentina, taking into account that the revenues obtained for the installation of the SBT lines was much lower than the direct costs that Telecom Personal incurred to connect new customers. In addition, Telecom Argentina requested that, until such adjustment takes place, such installations become excluded from the sanctioning regime provided by Decree No.1,185/90, Decree No.62/90, and SC Resolution No.5/13.

On July 23, 2014, Telecom Argentina made a second filing before the SC pursuant to which it requested, among other matters: (i) an adjustment of the monthly basic charges of all the SBT categories set forth in the Tariffs General Structure; (ii) the determination of a social tariff; (iii) the adjustment of the telephonic pulse value; (iv) the adaptation of the international long distance tariff to the current value of the gold franc; and (v) the tariff deregulation of the commercial service category. In addition, and until such adjustments are made, Telecom Argentina also requested the SBT to be excluded from the sanctioning regime provided by Decrees Nos. 1,185/90 and No. 62/90, and SC Resolutions No.10,059/99 and No. 5/13. It is worth mentioning that such adjustments would have relevant effects on Telecom Argentina’s ability to finance the technological updating of its networks and infrastructure, which would finally result in the provision of better services to its customers.

Telecom Argentina has not received any answer related to the filing made before the SC.

Following these presentations, on December 19, 2014 the LAD (under Title (VI) “Prices, rates and levies”), established a general rule (Article 48) setting a new legal framework in this matter.

Under the provisions of Article 48 of the LAD, on April 16, 2015, Telecom Argentina made two presentations before the CNC through which it reported new installation rates for the “business, professional and government” segment (which were applied from April 23, 2015 and will be equal to $690 argentine pesos) and the new monthly rates for this segment (which were applied from July 15, 2015 and will be equal to $77.28 argentine pesos).The presentation was rejected by the CNC through a letter received on April 29, 2015, in which it requested that Telecom Argentina refrain from engaging in unilateral conduct, or it could otherwise face penalties under a sanctioning process.

Likewise, on June 2, 2015, Telecom Argentina informed the CNC of new rates for the price per minute for calls made by its customers to certain international destinations that became effective on October 15, 2015. Telecom Argentina also informed the CNC of the new prices applying for public telephony service in the Southern Region and new prices applying to the assisted call service, effective on July 1, 2015.

On June 16, 2015 Telecom Argentina was notified of the CNC GC Note No.364/15 through which the CNC urged Telecom Argentina to apply the effective maximum rates approved by the General Tariff Structure to international calls made to the mentioned countries according to the provisions of CNT Resolution No.127/91, as amended. Telecom Argentina was also asked to refrain from engaging in unilateral conduct or it could otherwise face penalties under a sanctioning process.

On May 27, 2015 and July 2, 2015, Telecom Argentina filed its defense of rights in response to both CNC letters.

However, on July 17, 2015, the AFTIC notified Telecom Argentina of the initiation of a sanction process related to a potential violation of the General Tariff Structure and of CNT Resolution No. 127/91, as amended, with respect to the increase of the installation charges prices and the monthly charges tariffs for the “business, professional and government” segment informed on April 16, 2015.

NORTEL INVERSORA S.A.

On August 11, 2015, Telecom Argentina filed before the AFTIC a discharge against the mentioned sanctioning process, which, as of the date of issuance of these consolidated financial statements, is still pending of resolution. In the opinion of Telecom Argentina’s legal counsel, there are solid legal arguments under the LAD that allow it to perform these price adjustments.

On February 1, 2016, Telecom Argentina informed the ENACOM, that effective May 15, 2016, the new rate of SBT for residential segment will be $50 argentine pesos (plus VAT) and that the “Retired” customer’s category will have a discount of 50% on the mentioned new rate. As of the date of issuance of these consolidated financial statements, Telecom Argentina is communicating the new rate to its affected customers.

(q) Other regulations

“Buy Argentine” Act

According to the provisions of Article 1 of Law No. 25,551, which is regulated by Decree No.1,600/02, Telecom Argentina, as a public fixed telephone service licensee, and their respective direct subcontractors, shall give preference to the purchase or lease domestic goods and services.

Article 2 of the mentioned law provides that a good or service is of domestic origin when it has been produced or extracted in Argentina, provided that the cost of raw materials, supplies or nationalized imported materials do not exceed 40% of the goods or services gross production value.

Article 3 of the mentioned law provides that the preference established in Article 1 to domestic goods or services will apply when, for identical or similar goods or services, under cash payment terms, the price is equal to or lower than the price of imported goods or services, increased by 7% when the offering of the good or services is carried out by companies qualified as SME, and 5% when the offering of the good or services is carried out by other companies. For comparison purposes, the price of imported goods shall include import duties and taxes and all expenses required for its nationalization.

The mentioned law provides that the hiring companies shall announce their tenders in the Official Bulletin as required by the regulation involved, so as to provide all possible bidders timely access to information that enables them to participate in the mentioned tender. It is worth mentioning that the communication provided in the hiring processes law for purchases subject to the Buy Argentine Act, establishes a considerable period prior to the issuance of the purchase order. The mentioned Act also establishes criminal sanctions for non-compliance.

Relating to services acquisitions, Decree No.1.600/02 refers to Law No. 18,875, which provides the obligation to hire only companies, consultants and domestic professionals, as defined in the mentioned Law. Any exceptions must be approved by the competent Ministry.

In August 2004, the CNC Resolution No. 2,350/04, approved the “Procedure for the accomplishment of the Buy Argentine Act”, which includes the obligation to submit semiannual affidavits related to the compliance with the Act. The Act provides an administrative sanctions procedure for non compliance with this information procedure.

It is worth mentioning that this Act provides to Telecom Argentina less operational flexibility related to, among other matters, the terms lengthening in tenders, authorizations management prior to acquisitions and higher administrative expenses for the required semiannual information submission.

Núcleo - Auction for 4G spectrum in the Republic of Paraguay

On October 14, 2015 the CONATEL launched the final List and Conditions for the auction of the license for the supply of mobile telephone services, Internet access and data transmission in the 1,700 / 2,100 MHz (4G - LTE) frequency bands in the Republic of Paraguay. The list and conditions were subject to public consultation for two weeks, during which the mobile operators sent their considerations in this regard.

Núcleo assessed the different economic scenarios arising from a possible participation in the auction considering the List and Conditions’ technical alternatives, the availability of spectrum of other frequencies and economic conditions resulting of the list and conditions. After such assessment, Núcleo decided not to participate in the auction process.

NORTEL INVERSORA S.A.

Note 3 — Significant accounting policies

a)             Going concern

The consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 have been prepared on a going concern basis as there is a reasonable expectation that Nortel and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

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

The financial statements of the Company’s foreign subsidiaries (Núcleo, Personal Envíos, Telecom USA, and Springville —up to February 2014-) are translated using the exchange rates in effect at the reporting date (the current method); income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are recognized in Other Comprehensive Income. The cash flows of foreign consolidated subsidiaries expressed in foreign currencies included in the consolidated statement of cash flows are translated at the average exchange rates for each year.

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

d)             Consolidation

These consolidated financial statements include the accounts of Nortel and its subsidiaries over which it has effective control (Telecom Argentina, Personal, Núcleo, Micro Sistemas, Telecom USA, Personal Envíos — only as of December 31, 2015 and 2014, and Springville —up to February 2014-) as of December 31, 2015, 2014 and 2013.

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

NORTEL INVERSORA S.A.

The Telecom Group discloses its revenues into two groups: services and equipment. Service revenues are the main source of income for the Telecom Group and are disclosed by nature: Voice services, Internet services and Data transmission services. This classification of revenues is given by different commercial offers and products, type of contracts and kind of customers. Equipment sales represent a precursor of the mentioned service revenues; therefore, the Group only sells equipment to customers and from time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs in order to acquire new contracts with a minimum non-cancelable period of permanence.

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

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred (as well as the related costs not in excess of the amount of revenues) over the term of the contract or, in the case of indefinite period contracts, over the average period of the customer relationship (approximately 8 years in the case of fixed telephony).

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

Revenue on construction contracts recognized in the years ended December 31, 2014 and 2013, amounted to $7 and $19, respectively. The 2014 agreement provides finance within 48 months from November 2014, the date when the implementation of the project was effective. No revenue on construction contracts were recorded for year 2015. As of December 31, 2015, $28 are receivables.

NORTEL INVERSORA S.A.

Cost on construction contracts recognized in the years ended December 31, 2014 and 2013 amounted to $6 and $16, respectively. No cost on construction contracts were recorded for year 2015.

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

Mobile telecommunication services and products

Telecom Group provides mobile services throughout Argentina via cellular and PCS networks. Cellular fees consist of monthly basic fees, airtime usage charges, roaming, charges for TLRD, CPP charges and additional charges for VAS, including call waiting, call forwarding, three-way calling, voicemail, SMS, GPRS (General Packet Radio Service), Mobile Internet and for other miscellaneous cellular services. These revenues are recognized as services when they are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from the corresponding accounts receivable.

Revenues from the sale of prepaid calling cards are recognized on the basis of the traffic used, at the contract price per minute, or when the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue on prepaid calling cards” under Deferred revenues line item in the statement of financial position.

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

NORTEL INVERSORA S.A.

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

Investments in other short-term investments are carried at fair value. Unrealized gains and losses are included in financial income/expenses in the consolidated statements of income. During 2015 and 2014, Personal acquired other short-term investments whose main underlying asset is adjustable to the variation of the US$/$ exchange rate (US dollar linked).

Trade and other receivables

Trade and other receivables classified as either current or non-current assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

Investments

Investments with maturity in excess of 90 days are recorded at amortized cost.

During 2015 and 2014 Personal acquired certain National and Provincial Government bonds (some of which have already matured and have been collected or used for the acquisition of the 3G/4G licenses) with the intention to keep them until maturity. These Government bonds measured at amortized cost are denominated in US dollars and bear an interest in this foreign currency, consequently for purposes of calculating the internal rate of return (IRR), Management estimated the US dollar denominated cash flows to be generated until maturity and compared that amount to the fair value of the instrument in US dollars at the acquisition date. The acquisition cost in US dollars has been adjusted by applying the IRR and the resulting value was converted to Argentine pesos using the exchange rate as of the date of measurement. The exchange differences generated by these bonds are included in Financial expenses as Foreign currency exchange gains or losses.

Likewise, Telecom Argentina and Personal acquired Government bonds during 2015. Taking into account the business model chosen to manage these financial assets, and according to the provisions of IFRS 9, these bonds are recorded at their fair value.

Argentine companies Notes, where Personal’s intention was to keep them until their maturity, were recorded at their amortized cost.

Núcleo’s purchase option for the 65% interest stake in Tuves Paraguay S.A. is recorded at its fair value through profit or loss according to IFRS 9.

The 2003 Telecommunications Fund is recorded at fair value.

NORTEL INVERSORA S.A.

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

f.2) Financial liabilities

Financial liabilities comprise trade payables (excluding Derivatives), financial debt, which include Notes as informed in Note 12 to theses consolidated financial statements, salaries and social security payables (see n) below) and certain other liabilities.

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

For additional information about derivatives operations during 2015 and 2014, see Note 20.

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

NORTEL INVERSORA S.A.

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

The cost of acquiring postpaid and “cuentas claras” subscribers in mobile telephony and broadband customers in fixed telephony meet the conditions established by IFRS for its recognition as intangible asset, since these contracts establish a minimum contractual period, include an enforceable termination penalty and provide for fixed monthly billing for services. SAC are mainly related to the mobile services; and are mainly comprised of upfront commissions paid to third parties and, to a lower extent, of subsidies granted to customers on the sale of handsets.

In all other cases, subscriber acquisition costs are expensed when incurred.

Capitalized SAC are amortized on a straight-line basis over the term of the contract with the customer acquired.

NORTEL INVERSORA S.A.

• Service connection or habilitation costs

Direct costs incurred for connecting customers to the network are accounted for as intangible assets and then amortized over the term of the contract with the customer if required conditions are met. For indefinite period contracts, the deferral of these costs is limited to the amount of non contingent revenue from the customer and expensed over the average period life of the customer relationship. Costs exceeding that amount are expensed as incurred. Connection costs are generated mainly for the installation of fixed lines and amortized over an average period of 8 years.

• 3G/4G licenses

As described in Note 2.h, it includes 3G and 4G frequencies awarded by the SC to Personal in November 2014 and June 2015. In accordance with Article 12 of the Auction Terms and Conditions they were granted for a period of 15 years as from the date of awarding notification.  After this deadline, the Regulatory Authority may extend the term at Personal´s request. The extension of the term, the related cost and conditions shall be defined by the Regulatory Authority.

Consequently, the Personal’s management has concluded that the 3G and 4G licenses have a finite useful life and therefore are amortized under the straight-line method over 180 months.

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

As of December 31, 2015 the Telecom Group hold finance leases which represents current commercial liabilities in the amount of $43 and non-current commercial liabilities of $46. The total payable at these leases’ maturity amounts to $96.

NORTEL INVERSORA S.A.

PP&E included in financial leases as of December 31, 2015 and several of the mentioned leases characteristics are detailed below:

	Book value	Lease term	Depreciation
PP&E — Computer equipment	112	3 years	3 years
Accumulated depreciation	(17)
Net carrying value as of December 31, 2015	95

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

Intangible assets with an indefinite useful life (including intangible assets under development or not ready to use) are not subject to amortization and are tested at least annually for impairment. The only intangible asset with an indefinite useful life held by Telecom Argentina as of December 31, 2015 and 2014 is the PCS license (Argentina), which is entirely allocated to the Personal Mobile Service operating segment. Its recoverable amount is determined based on the value in use, which is estimated using discounted net cash flows projections.

For the years presented, Telecom Argentina estimates that does not exist indicators of impairment of assets that are subject to amortization, with the exception of those referred to in the following paragraphs.

During 2015, Telecom Argentina has assessed the recoverability of certain works in progress and materials related to AFA Plus Project, recognizing an additional $107 loss and recording an impairment for the total book value of the assets involved (Note 17.4). Personal has assessed the recoverability of a group of former work in progress, recording an impairment of $44 equivalent to its book value. Likewise, Personal recorded an impairment of $49 related to the total amount of works related to the discontinuation of the Orga Gold IT project and recorded an impairment of $21 related to the mobile access modernization for the introduction of 4G technology. These impairments will be assessed periodically for updating.

The net effects of the constitution and recovery of the mentioned impairments are recorded under “Impairment of PP&E” line item.

NORTEL INVERSORA S.A.

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

The actuarial assumptions used are based on market interest rates, past experience and Management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following rates and salary ranges:

	2015	2014	2013
Discount rate (1)	6.5% - 8.5%	7.0% - 8.5%	8.0% - 10.8%
Projected increase rate in compensation (2)	12.0% - 26.8%	13.0% - 28.2%	15.0% - 25.0%

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

•                  Deferred revenue on sale of capacity and related services

Under certain network capacity purchase agreements, Telecom Argentina sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided. Those revenues are recorded under “Data” line item in the Fixed services segment.

•                  Deferred income for CONATEL’s  government grants

During 2010 and 2011, the CONATEL awarded to Núcleo public tenders for the expansion of the network infrastructure that provides a platform for access to mobile services and basic services in social interest areas in Paraguay.

NORTEL INVERSORA S.A.

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

If the income tax payments and withholdings exceed the amount to pay for the current tax, the excess shall be recognized as a tax credit, only if it is recoverable.

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

As per Argentinean Tax Law, income taxes payables have been computed on a separate return basis (i.e., the Company is not allowed to prepare a consolidated income tax return). All income tax payments are made by each of the subsidiaries as required by the tax laws of the countries in which they operate the Company records income taxes in accordance with IAS 12.

Deferred taxes are recognized using the “liability method”. Temporary differences arise when the tax base of an asset or liability differs from their carrying amounts in the consolidated financial statements. A deferred income tax asset or liability is recognized on those differences, except for those differences related to investments in subsidiaries that generate a deferred income tax liability, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

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

NORTEL INVERSORA S.A.

The book value of a deferred tax asset shall be revised at the end of every reporting period. The company shall reduce the carrying amount of a deferred tax asset if it is probable that future taxable income will not be available to offset the benefits of the deferred tax asset. This reduction shall be reassessed at each reporting period and reversed if it becomes probable that future taxable income to offset the deferred tax asset will be available.

The statutory income tax rate in Argentina was 35% for all years presented. Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

Income Tax effects related to equity interests

Law No. 26,893 and Decree No. 2,334/13 have incorporated amendments to the Income Tax in connection with, among others, the taxation of results derived from transfers of shares and dividend distributions.

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

The statutory income tax rate in the United States was 39.50% for the years ended December 31, 2015, 2014 and 2013.

• Turnover tax

Under Argentine tax law, Telecom Argentina is subject to a tax levied on revenues and other income. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services and equipment). Average rates resulting from the turnover tax charge over the total revenues were approximately 5.2%, 5.4% and 5.3% for the years ended December 31, 2015, 2014 and 2013, respectively.

• Other taxes and levies

Since the beginning of 2001, telecommunication services companies have been required to make a SU contribution to fund SU requirements (Note 2.g). The SU tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the SU tax and other deductions stated by regulations. The rate is 1% of total billed revenues and adopts the “pay or play” mechanism for compliance with the mandatory contribution to the SU fund.

NORTEL INVERSORA S.A.

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

•                  gains and losses on foreign exchange and financial instruments;

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

On May 22, 2013, Telecom Argentina’s Board of Directors approved the terms and conditions of Telecom Argentina’s Treasury Shares Acquisition Process. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. In accordance with IFRS, the economic rights of an investor in a company that holds treasury shares must be calculated taking into account the amount of shares held by such investor against the aggregate amount of outstanding shares of the subsidiary/associate. As a result, Telecom Argentina’s treasury shares acquisition has caused Nortel to increase its political and economic rights from 54.74% to 55.60% of the outstanding capital stock of Telecom Argentina as of December 31, 2014.

As of December 31, 2013, Telecom Argentina had acquired 15,221,373 treasury shares, which were carried at their transaction cost of $461, reducing its equity in such amount. This accounting treatment has caused a reduction of Nortel’s investment in Telecom Argentina and a reduction of its equity of $155, which is disclosed in the Equity as “Subsidiary’s treasury shares acquisition effect”.

NORTEL INVERSORA S.A.

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

• the estimation of traffic measures.

• the legal validity of the changes in certain fixed services prices after LAD enforcement (Note 2.p).

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

For the years presented the Telecom Group estimated that there are no indicators of impairment of assets that are subject to amortization, with the exception of those mentioned in the point k) of this note. However, changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition and changes in market conditions, could significantly impact these judgments and could require future adjustments to the recorded assets.

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

Such estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, etc. The discount rate used to determine the discounted cash flow is an annual US dollar rate of approximately 12.4%.

Our judgments regarding future cash flows may change due to future market conditions, business strategy, the evolution of technology and other factors. These changes, if any, may require adjustments to the carrying amount of the PCS license.

Income taxes recoverability assessment of deferred tax assets and other tax receivables

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

The recoverability assessment of the tax receivable related to Telecom Argentina’s action for recourse (Note 14) is based on the existing legal arguments and the future behavior of the National Tax Authority.

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long term receivables and payables. The estimated discount rate used to determine the discounted cash flow of non-current receivables is an annual rate in pesos of approximately 34% for year 2015 and an annual rate in pesos ranging between 20% and 35% for year 2014. Additionally, a 13% annual US dollars was used for discounting long term receivables denominated in US dollars during 2015 and an annual US dollars rate of ranging between 8% and 13% was used during 2014. Discount rates in Guaranies for loans were 9.96% in both years and for accounts receivables was 9.8% in both years too.

NORTEL INVERSORA S.A.

Financial statement item / area	Accounting estimates

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

IFRS 15 (Revenue from Contracts with Customers)

In May 2014 the IASB issued IFRS 15. This IFRS applies to all revenue contracts (except for contracts that are within the scope of IAS 17, leases, IFRS 4, Insurance Contracts and IFRS 9, Financial Instruments). IFRS 15 provides a single model for the recognition and measurement of revenues and replaces IAS 11, IAS 18, IFRIC 13, IFRIC 15, IFRIC 18 and SIC 31. It also establishes additional disclosure requirements and a 5-step model for revenue recognition, being the identified steps:

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

NORTEL INVERSORA S.A.

The Telecom Group has initiated a project to assess the impact of the application of IFRS 15. As a preliminary analysis, the Telecom Group believes that there should not be a significant impact - in the mobile business -, since mobile services are sold separately at a single price for each service plan or service package (usually monthly charges). Optionally, the subscriber can purchase the service packages or plans (at the single price at which they are sold) with a handset, at a price contractually established (with profit margin for the Telecom Group). It is worth mentioning that the Telecom Group does not actually sell handsets separately (for example, without a service plan), and the handsets prices fluctuate among subscribers’ categories according to the Telecom Group’s marketing strategy in a very competitive context. Therefore, the Telecom Group’s management believes that the services and handsets list prices are evidence of such products fair values representing a source of information in the determination of the standalone selling price of its subscribers’ agreements compliance obligations.

However, there are other technical interpretations that consider that even in the described business conditions, handsets discounts contractually granted should be proportionally allocated between services and handsets chosen by subscribers on the basis of standalone selling price of each product or service. Such interpretations assume that one type of handset or service plan have an unique standalone selling price for all categories of subscribers or circumstances, which is not the case in many of the industries or economic activities. Such interpretations would generate that a same type of service plan (for example, unlimited subscription for $500 argentine pesos per month) was recognized as revenue for a different value than the contractual and fair value if the subscriber had chosen a premium or low handset, depending on the discount level that the Telecom Group had decided to award to the handset in that specific operation (without any subsidy or zero revenue margin).

The Telecom Group’s management estimates finishing analyzing the final impact of this new standard during 2016.

With regards to handset subsidies occasionally granted by Telecom Argentina to new postpaid subscribers, Telecom Argentina’s Management believes that the capitalization of such cost may be discontinued under IFRS 15 in light of the interpretations of the new standard. On the other hand, Telecom Argentina’s Management believes that commissions paid for the acquisition of postpaid and “Cuentas Claras” customers in the Mobile Segment and broadband customers in the Fixed Segment will continue to be capitalized under IFRS 15, because these costs are necessary to obtain new contracts with customers and meet the conditions for capitalization under the new standard. These preliminary conclusions are subject to finalizing the detailed analysis undertaken by Telecom Argentina, which is expected for 2016.

IFRS 15 is effective from annual periods beginning on January 1, 2018. Earlier application is permitted.

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

These amendments are effective for annual periods beginning on or after January 1, 2018. Telecom Argentina is analyzing the possible impacts of the application of these amendments.

Amendments to IAS 27 (Equity Method)

In August 2014 the IASB issued amendments to IAS 27.

These amendments allow companies to use the equity method, in addition to cost or fair value, to value its investments in subsidiaries, joint ventures and associates in their Separate Financial Statements.

The amendments are effective for fiscal years beginning on or after January 1, 2016. Earlier application is permitted. The Company and Telecom Argentina uses the equity method as required by RT 26 for the preparation of its Separate Financial Statements, so the application of this amendment will not have an impact on Nortel’s statements of financial position, results of operations or cash flows.

Annual Improvements to IFRSs (2012-2014 Cycle)

In September 2014 the IASB published the Annual Improvements to IFRSs (Cycle 2012-2014), which introduced amendments to IFRS 5, IFRS 7, IAS 19 and IAS 34.

NORTEL INVERSORA S.A.

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

The amendments are effective for annual periods beginning on or after January 1, 2016. Telecom Argentina will not have significant impacts on the statements of financial position, results of operations or cash flows for applying this amendment.

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

The amendments are effective for fiscal years beginning on or after January 1, 2016. Earlier application is permitted. Telecom Argentina will not have significant impacts on the statements of financial position, results of operations or cash flows for applying this amendment.

IFRS 16 (Leases)

In January 2016 IFRS 16 was issued.

This standard replaces IAS 17, IFRIC 14 and SIC 15 and 27. The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated in this standard impact mainly on the lessees accounting.

IFRS 16 provides that the lessee recognizes a right of use asset and a liability at present value with respect to those contracts that meet the definition of leases under IFRS 16. According to the standard, a lease is a contract that provides the right to control the use of an identified asset for a specified time period.

For a company having control of use of an identified asset it:

a) Must have the right to obtain substantially all the economic benefits of the identified assets and

b) Must have the right to direct the use of the identified asset.

The standard excludes short-term contracts (less than 12 months) and those in which the underlying asset has low value (as defined by the standard, low value should be defined by reference to a brand new asset rather than a used one or its net carrying amount).

The new standard is effective for fiscal years beginning on or after January 1, 2019. Earlier application is permitted for companies that have adopted IFRS 15. During 2016 Telecom Argentina plans to begin analyzing the impact that this new standard may have on the Group’s financial position, cash flows and results of operations.

Amendments to IAS 12 (Recognition of deferred tax assets for unrealized losses)

In January 2016 the IASB issued an amendment to IAS 12.

The amendment to the mentioned standard provide the way that deductible temporary differences shall be considered in cases where the tax law restricts the sources of taxable profit against which those deductible temporary differences can be offset or not.

On the other hand the amendments clarified how to estimate future taxable profit that should be considered for the recognition of deferred tax assets.

The amendments are effective for fiscal years beginning on or after January 1, 2017. Earlier application is permitted. Telecom Argentina is currently analyzing the impact that the adoption of this amendment could have on the Group’s financial position, cash flows and results of operations.

NORTEL INVERSORA S.A.

Amendments to IAS 7

In January 2016 the IASB issued an amendment to IAS 7.

The amendment requires information disclosure that enables users of financial statements to evaluate changes in liabilities from financing activities, including changes arising from cash flow movements and changes that do not represent cash flows movements.

The amendments are effective for years beginning on or after January 1, 2017. Earlier application is permitted. Telecom Argentina is currently analyzing the impact that the adoption of this amendment could have on the Group’s financial position, cash flows and results of operations.

Note 4 — Cash and cash equivalents and Investments. Additional information on the consolidated statements of cash flows

a)            Cash and cash equivalents and Investments

Cash and cash equivalents and investments consist of the following:

	As of December 31,
	2015	2014
Cash and cash equivalents
Cash	25	14
Banks	244	380
Time deposits	218	1
Other short-term investments	450	609
Total cash and cash equivalents	937	1,004

	As of December 31,
	2015	2014
Investments
Current investments
Government bonds at fair value	616	—
Government bonds at fair value — US dollar linked	576	—
Government bonds at amortized cost — US dollar linked	133	1
Provincial government and Municipal bonds at amortized cost— US dollar linked	74	18
Provincial government and Municipal bonds at amortized cost	31	6
Argentine companies notes	—	28
Total current investments	1,430	53

	As of December 31,
	2015	2014
Non-current investments
Government bonds at amortized cost	261	257
Provincial government and Municipal bonds at amortized cost	62	43
Tuves Paraguay S.A. shares purchase option	9	—
2003 Telecommunications Fund	1	1
Total non-current investments	333	301

b)            Additional information on the consolidated statements of cash flows

The Company applies the indirect method to conciliate the net income for the year with the cash flows generated by its operations.

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition) and bank overdrafts, which integrate the Telecom Group’s cash management and whose balances fluctuate according to the Group’s needs (as happened as of December 31, 2014). Bank overdrafts are disclosed in the statement of financial position as financial debts. During 2015 bank overdrafts have been part of the permanent short-term financing structure of Personal, so, net funds requests under that method (with maturities less than three months) are included in financing activities.

	As of December 31,
	2015	2014	2013
Cash and cash equivalents	937	1,004	5,301
Financial debt -Bank overdrafts	—	(141)	—
Total cash and cash equivalents at year-end	937	863	5,301

NORTEL INVERSORA S.A.

Additional information on the breakdown of the net cash flow provided by operating activities is given below:

	Years ended December 31,
	2015	2014	2013
Collections
Collections from customers	42,260	34,396	28,437
Interests from customers	182	160	124
Interests from investments	219	421	579
CPP collections	512	683	690
NDF	12	84	13
Subtotal	43,185	35,744	29,843
Payments
For the acquisition of goods and services and others	(13,131)	(10,091)	(6,591)
For the acquisition of inventories	(6,343)	(4,167)	(3,166)
Salaries and social security payables and severance payments	(6,725)	(5,149)	(3,984)
NDF	(113)	(53)	—
CPP payments	(414)	(476)	(505)
Income taxes	(1,632)	(2,277)	(1,622)
Other taxes and taxes and fees with the Regulatory Authority	(7,608)	(7,000)	(6,706)
Foreign currency exchange differences related to the payments to suppliers	(401)	(808)	(338)
Inventory suppliers	(153)	(343)	(169)
PP&E suppliers	(158)	(311)	(106)
Other suppliers	(90)	(154)	(63)
Subtotal	(36,367)	(30,021)	(22,912)
Net cash flow provided by operating activities	6,818	5,723	6,931

•      Changes in assets/liabilities components:

	Years ended December 31,
	2015	2014	2013
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	(432)	349	(89)
Trade receivables	(2,364)	(1,646)	(1,065)
Other receivables	(754)	(158)	(329)
Inventories	(1,522)	(50)	(251)
	(5,072)	(1,505)	(1,734)
Net (decrease) increase in liabilities
Trade payables	1,368	(408)	1,411
Deferred revenues	(48)	78	178
Salaries and social security payables	221	261	48
Other taxes payables	483	193	67
Other liabilities	30	32	30
Provisions (Note 17)	(163)	(119)	(97)
	1,891	37	1,637

Income tax paid consists of the following:

	Years ended December 31,
	2015	2014	2013
Tax returns and payments in advance	(1,439)	(2,079)	(1,473)
Other payments	(193)	(198)	(149)
Total payments of income tax	(1,632)	(2,277)	(1,622)

•      Main non-cash operating transactions:

	Years ended December 31,
	2015	2014	2013
Government Bonds used to the acquisition of 3G/4G Licenses	—	439	—
Income tax withholding for dividends paid	—	22	66
Offsetting of tax on personal property — on behalf of Shareholders	17	11	9
Income tax offset with VAT and internal taxes	50	—	—
VAT offset with income tax payments	—	—	8
SAC acquisitions offset with trade receivables	212	362	239
Tax credits (Note 14)	—	—	17

NORTEL INVERSORA S.A.

•      Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2015	2014	2013
CAPEX (Note 8)	(6,396)	(4,304)	(3,964)
Acquisition of Materials (net transfers to CAPEX, Note 8)	(1,062)	(590)	(363)
Subtotal	(7,458)	(4,894)	(4,327)
Plus:
Payments of trade payables originated in prior years acquisitions	(1,367)	(1,551)	(829)
Less:
Acquisition of fixed assets through incurrence of trade payables	3,592	1,511	1,766
Assets retirement obligations	53	7	21
Mobile handsets lent to customers at no cost (i)	32	32	17
	(5,148)	(4,895)	(3,352)

(i)           Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2015	2014	2013
3G/4G Licenses acquisitions (Note 9)	(2,256)	(3,530)	—
Less:
Acquisition with Government bonds	—	439	—
	(2,256)	(3,091)	—

	Years ended December 31,
	2015	2014	2013
Other intangible assets acquisitions (Note 9)	(1,448)	(1,123)	(887)
Plus:
Payments of trade payables originated in prior years acquisitions	(116)	(103)	(81)
SAC acquisition offset with trade receivables	(212)	(362)	(239)
Less:
Acquisition of intangible assets through incurrence of trade payables	466	470	361
	(1,310)	(1,118)	(846)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2015	2014	2013
Investments over 90 days maturity	—	10	657
Argentine companies notes acquisition	—	(16)	(3)
Government bonds acquisition	(1,049)	(1,201)	(305)
Argentine companies notes collection	28	112	—
Government bonds collection	45	756	1
Loan collection		—	4
	(976)	(339)	354

•      Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

	Years ended December 31,
	2015	2014	2013
Bank overdrafts — (Personal)	3,062	—	—
Bank overdrafts — (Núcleo)	88	—	—
Notes — (Personal Note 12)	716	—	—
Debt proceeds — (Personal Note 12)	346	—	—
Debt proceeds — (Núcleo)	89	—	208
Total financial debt proceeds	4,301	—	208
Payment of bank loans — Núcleo	(31)	(12)	(157)
Total payment of debt	(31)	(12)	(157)
Bank overdrafts — (Personal)	(405)	(3)	—
Notes — related expenses (Personal)	(3)	—	—
Interests on bank loans and related expenses (Personal)	(37)	—	—
Interest on bank loans (Núcleo)	(26)	(26)	(16)
Total payment of interest and related expenses	(471)	(29)	(16)
Subsidiaries’ treasury shares acquisition effect — Note 19.f)	—	—	(461)

NORTEL INVERSORA S.A.

Dividends paid by the Company breakdown are as follows:

	Years ended December 31,
	2015	2014	2013
Nortel	570	549	437
ABC Telecomunicaciones	45	53	33
Telecom Argentina non-controlling interest	357	534	392
Tax withholdings on dividends paid to shareholders of Nortel and Telecom Argentina	—	66	—
	972	1,202	862

Cash dividends from Nortel

•                  Fiscal year 2015

The Company’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2015, provided, among other things, to constitute a “Voluntary reserve for future dividends payments” in the amount of $2,039 (equivalent to the Retained Earnings as of December 31, 2014); delegating into the Company’s Board of Directors the authority to determine the timing and the terms and conditions of the reversal of such Reserve.   Therefore, the “Voluntary reserve for future dividends payments” amounted to $7,570.

The Company’s Board of Directors, at its meeting held on May 18, 2015, resolved to partially reverse the “Voluntary reserve for future dividends payments” in the amount of $570 and distribute such amount in cash dividends to the “Class B” Preferred Shares and to the Ordinary Shares in the amount of approximately $279 (equivalent to $189.8 pesos per share) and $291 (equivalent to $54.6 pesos per share), respectively, which were available to the shareholders since June 1, 2015.  Therefore, the reserve amounts to $7,000 as of December 31, 2015. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $28 and (ii) tax on personal property — on behalf of shareholders withholdings in the amount of $9.

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

•                  Fiscal year 2013

The Company’s Board of Directors’ Meeting held on December 16, 2013, resolved to reverse the “Voluntary reserve for future dividends payment” (which constitutions was approved by the General Ordinary and Extraordinary Shareholders’ meetings held on April 27, 2012 and April 26, 2013, respectively) for distribution of cash dividends in the amount of $465 ($228 to Class B Preferred shares equivalent to $154.60 argentine pesos per share and $237 to Ordinary Shares equivalent to $44.60 argentine pesos per share).The mentioned dividends were available on December 27, 2013. Cash dividends were paid before December 31, 2013, prior compensation with credits related to tax on personal property — on behalf of shareholders, for an amount of $6, and income tax withholding on dividends paid estimated in $22. Thereby, the total amount paid on cash dividends amounted to $437 as of December 31, 2013. After the year end, the tax withholding on dividends paid was paid to the Tax Authority.

NORTEL INVERSORA S.A.

Cash dividends from Telecom Argentina

•                  Fiscal year 2015

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 29, 2015, approved the payment of cash dividends of $804 (equivalent to $0.83 pesos per outstanding share), which was made available to shareholders on May 11, 2015. Of such amount, $447 to the Company and $357 corresponds to non-controlling shareholders.

•                  Fiscal year 2014

During 1Q14 Telecom Argentina paid $44 related to tax withholdings on dividends paid to its shareholders by the end of 2013 in order to comply with its tax obligations. The amounts paid finally corresponded to: (i) income tax withholdings on dividends paid to non-controlling shareholders during December 2013 in the amount of $17 and (ii) dividends paid to non-controlling shareholders in the amount of $27.

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 29, 2014, approved, in its second tranche of deliberations held on May 21, 2014, the payment of cash dividends in two equal installments of $601. The first installment was made available to shareholders on June 10, 2014. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $11 and (ii) recovery of tax on personal property — on behalf of shareholders withholdings in the amount of $10.

Telecom Argentina’s Board of Directors, at its meeting held on September 9, 2014, approved the payment of the second installment of cash dividends amounting to $601 as from September 22, 2014. The dividends were paid before September 30, 2014, net of income tax withholdings on dividends for $11 (which were paid to the Tax Authority later). Of the total cash dividends paid during 2014, $668 corresponds to the Company and $534 corresponds to non-controlling shareholders.

•                  Fiscal year 2013

Telecom Argentina’s Board of Directors’ Meeting held on December 13, 2013, resolved to reverse the “Reserve for future cash dividends” for distribution of cash dividends in the amount of $1,000 (equivalent to $1.03 argentine pesos per share) among the shareholders of the outstanding shares. The above mentioned dividends were available on December 27, 2013. Cash dividends were paid before December 31, 2013, prior compensation with credits related to tax on personal property — on behalf of shareholders, for an amount of $8, and income tax withholding on dividends paid estimated in $44. Thereby, the total amount paid on cash dividends amounted to $948 as of December 31, 2013 (of which $556 corresponds to the Company and $392 corresponds to non- controlling shareholders).

Núcleo’s Dividends Distribution

•                  Fiscal year 2015

Núcleo’s shareholders, at their meeting held on March 26, 2015, approved the distribution of cash dividends for an amount equivalent to $63 (that correspond to 35,000 million of Guaraníes translated to argentine pesos at the exchange rate of the approval day), with the following schedule of payments:

The Ordinary Shareholders’ Meeting also delegate in Núcleo’s Board of Directors the possibility and opportunity of distribution of a second cash dividends for an amount of up to 35,000 million of Guaraníes (equivalent to approximately $80).

Finally, the Board of Directors, at their meeting held on December 17, 2015, approved the distribution of cash dividends for an amount $80 (that correspond to 35,000 million of Guaraníes translated to argentine pesos at the exchange rate of the approval day). According to this, the total dividends amount paid during 2015 was as follows:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non- controlling shareholders — ABC Telecomunicaciones	Total
May 2015 (*)	42	21	63
December 2015 (**)	54	26	80
Total	96	47	143

(*) As of the payment date, the amounts were 41 and 19, respectively.

(**) As of the payment date, the amounts were 52 and 26, respectively.

NORTEL INVERSORA S.A.

•                  Fiscal year 2014

The Ordinary Shareholders’ Meeting of Núcleo held on March 28, 2014, approved the distribution of cash dividends for an amount equivalent to $160, delegating in Núcleo’s Board of Directors the authority to determine the number of installments, the amount and time for the payments of these cash dividends.

On May 5, 2014 Núcleo’s Board of Directors determined the following schedule of payments for the cash dividends:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non- controlling shareholders — ABC Telecomunicaciones	Total
May 2014	54	26	80
October 2014	54	26	80
Total (*)	108	52	160

(*) Correspond to 90,000 million of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.

•                  Fiscal year 2013

The Ordinary Shareholders’ Meeting of Núcleo held on March 22, 2013 approved the following cash dividend payment:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non- controlling shareholders — ABC Telecomunicaciones	Total
May 2013	34	16	50
October 2013	34	17	51
Total (**)	68	33	101

(**) Correspond to 80,000 million of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.

Note 5 — Trade receivables

Trade receivables consist of the following:

	As of December 31,
	2015	2014
Current trade receivables
Fixed services	1,449	1,220
Personal mobile services	4,418	3,076
Núcleo mobile services	182	120
Subtotal	6,049	4,416
Allowance for doubtful accounts	(386)	(292)
	5,663	4,124
Non-current trade receivables
Fixed services	17	22
Personal mobile services	300	88
Núcleo mobile services	164	33
	481	143
Total trade receivables, net	6,144	4,267

Movements in the allowance for current doubtful accounts are as follows:

	Years ended December 31,
	2015	2014
Current allowance for doubtful accounts
At the beginning of the fiscal year	(292)	(239)
Additions — Bad debt expenses	(564)	(421)
Uses	480	370
Currency translation adjustments	(10)	(2)
At the end of the year	(386)	(292)

NORTEL INVERSORA S.A.

Note 6 — Other receivables

Other receivables consist of the following:

	As of December 31,
	2015	2014
Current other receivables
Prepaid expenses	346	331
Tax credits	165	109
Prepaid expenses related parties (Note 27.b)	36	52
Expenditure reimbursement	95	40
Unionized employees advances	57	—
Restricted funds	26	21
PP&E disposal receivables	26	1
Tax on personal property	25	20
Receivables for return of handsets under warranty	9	8
Guarantee deposits	5	5
Non deliverable forward (Note 20)	466	—
Other	115	15
Subtotal	1,371	702
Allowance for doubtful accounts	(25)	(23)
	1,346	679
Non-current other receivables
Prepaid expenses	166	101
Prepaid expenses related parties (Note 27.b)	—	36
Credit on SC Resolution No. 41/07 and IDC (Note 2.l and m)	84	85
Tax on personal property	31	31
Restricted funds	32	28
Tax credits	29	26
Guarantee deposits	12	8
Regulatory receivables (Paraguay)	22	—
Other	28	18
Subtotal	404	333
Allowance for regulatory matters (Note 2 l. and m)	(84)	(85)
Allowance for doubtful accounts (tax on personal property)	(31)	(31)
Allowance for property tax credit and other tax credits	(17)	(17)
	272	200
Total other receivables	1,618	879

Movements in the allowances are as follows:

	Years ended December 31,
	2015	2014
Current allowance for doubtful accounts
At the beginning of the year	(23)	(18)
Additions (*)	(5)	(6)
Uses	3	1
At the end of the year	(25)	(23)

(*) Includes (3) in 2014 included in Bad debt expenses.

	Years ended December 31,
	2015	2014
Non-current allowance for regulatory matters
At the beginning of the year	(85)	(85)
Uses	1	—
At the end of the year	(84)	(85)

	Years ended December 31,
	2015	2014
Non-current allowance for doubtful accounts (tax on personal property)
At the beginning of the year	(31)	(30)
Additions	—	(1)
At the end of the year	(31)	(31)

	Years ended December 31,
	2015	2014
Non-current allowance for property tax credit and other tax credits
At the beginning of the year	(17)	(17)
Additions	—	—
At the end of the year	(17)	(17)

NORTEL INVERSORA S.A.

Note 7 — Inventories

Inventories consist of the following:

	As of December 31,
	2015	2014
Mobile handsets and others	2,218	781
Advances for mobile handsets acquisitions	47	—
Fixed telephones and equipment	14	13
Subtotal	2,279	794
Allowance for obsolescence of inventories	(86)	(73)
	2,193	721

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2015	2014
At the beginning of the year	(73)	(85)
Additions — Fees for services, maintenance and materials	(38)	(81)
Uses	25	94
Currency translation adjustments	—	(1)
At the end of the year	(86)	(73)

Sale and cost of equipment and handsets by business segment is as follows:

	Years ended December 31,
	2015	2014	2013
Fixed Services - excluding network construction contracts	61	46	61
Fixed Services - network construction contracts	—	7	19
Cost of equipment and handsets — Fixed Services	(82)	(72)	(74)
Total equipment income (loss) — Fixed Services	(21)	(19)	6
Mobile Services — Personal	5,796	4,920	3,126
Cost of equipment and handsets — Mobile Services Personal (net of SAC capitalizations)	(4,328)	(3,959)	(2,956)
Total equipment income — Mobile Services — Personal	1,468	961	170
Mobiles Services — Núcleo	159	90	69
Cost of equipment and handsets — Mobile Services Núcleo (net of SAC capitalizations)	(185)	(112)	(81)
Total equipment loss — Mobile Services — Núcleo	(26)	(22)	(12)
Total equipment and handsets sale	6,016	5,063	3,275
Total cost of equipment and handsets (net of SAC capitalizations)	(4,595)	(4,143)	(3,111)
Total income for sale of equipment and handsets	1,421	920	164

Cost of equipment and handsets is as follows:

	Years ended December 31,
	2015	2014	2013
Inventories at the beginning of the year	(794)	(857)	(641)
Plus:
Equipment acquisitions	(6,233)	(4,262)	(3,628)
SAC deferred costs (Note 3.i)	93	103	255
Currency translation effect	—	—	—
Decreases net of allowance of obsolescence	25	46	9
Handsets lent to customers at no cost	32	32	17
Decreases not charged to cost of equipment	3	1	20
Less:
Inventories at the end of the year	2,279	794	857
Cost of equipment and handsets (i)	(4,595)	(4,143)	(3,111)

(i) Includes 6 and 16 related to equipment construction contracts costs as of December 31, 2014 and 2013, respectively. No costs were recorded for this concept as of December 31, 2015.

NORTEL INVERSORA S.A.

Note 8 — Property, plant and equipment

PP&E consist of the following:

	As of December 31,
	2015	2014
Land, buildings and installations	1,088	1,045
Computer equipment and software	1,885	1,558
Switching and transmission equipment (i)	4,368	3,585
Mobile network access and external wiring	5,643	4,273
Construction in progress	3,015	2,184
Other tangible assets	567	416
Subtotal	16,566	13,061
Materials	1,652	872
Valuation allowance for materials	(52)	(24)
Impairment of PP&E	(203)	(100)
Total PP&E	17,963	13,809

(i) Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost

Movements in Materials are as follows:

	Years ended December 31,
	2015	2014
At the beginning of the year	872	502
Plus:
Purchases	2,950	1,245
Less:
Transfers to CAPEX	(1,888)	(655)
Disposal for maintenance/installation	(294)	(227)
Currency translation adjustments	12	7
At the end of the year	1,652	872

Movements in the valuation allowance for materials are as follows:

	Years ended December 31,
	2015	2014
At the beginning of the year	(24)	(21)
Additions — Fees for services, maintenance and materials	(28)	(6)
Uses	—	3
At the end of the year	(52)	(24)

Movements in the impairment of PP&E are as follows:

	Years ended December 31,
	2015	2014
At the beginning of the year	(100)	(156)
Additions	(230)	(25)
Depreciation (i)	1	1
Uses	126	80
At the end of the year	(203)	(100)

(i) Included in depreciation of PP&E.

NORTEL INVERSORA S.A.

Details on the nature and movements during the years ended December 31, 2015 and 2014 are as follows:

	Gross value as of December 31, 2014	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2015
Land	147	—	2	—	—	149
Building	1,706	1	9	57	(2)	1,771
Tower and pole	991	—	63	184	—	1,238
Transmission equipment	6,120	37	114	611	(2)	6,880
Mobile network access	3,937	99	193	1,042	(29)	5,242
External wiring	9,197	—	—	1,047	(36)	10,208
Switching equipment	6,924	66	228	587	(14)	7,791
Power equipment	1,299	—	47	104	(1)	1,449
Computer equipment and systems	8,250	15	323	1,085	(10)	9,663
Telephony equipment and instruments	793	—	2	11	—	806
Handsets lent to customers at no cost	497	32	80	—	(104)	505
Equipment lent to customers at no cost	156	95	—	—	(61)	190
Vehicles	264	130	5	—	(19)	380
Furniture	151	—	7	7	—	165
Installations	802	—	12	92	(1)	905
Improvements in third parties buildings	471	2	29	72	—	574
Special projects	62	—	—	15	—	77
Construction in progress	2,184	5,866	21	(4,914)	(142)	3,015
Asset retirement obligations	87	53	1	—	—	141
Total	44,038	6,396	1,136	—	(*) (421)	51,149

	Accumulated depreciation as of December 31, 2014	Depreciation	Currency translation adjustments	Decreases and transfers	Accumulated depreciation as of December 31, 2015	Net carrying value as of December 31, 2015
Land	—	—	—	—	—	149
Building	(1,094)	(33)	(7)	—	(1,134)	637
Tower and pole	(512)	(53)	(31)	—	(596)	642
Transmission equipment	(4,876)	(324)	(67)	2	(5,265)	1,615
Mobile network access	(2,630)	(493)	(111)	24	(3,210)	2,032
External wiring	(6,231)	(393)	—	27	(6,597)	3,611
Switching equipment	(5,650)	(520)	(171)	14	(6,327)	1,464
Power equipment	(818)	(77)	(26)	—	(921)	528
Computer equipment and systems	(6,692)	(811)	(285)	10	(7,778)	1,885
Telephony equipment and instruments	(761)	(10)	(2)	—	(773)	33
Handsets lent to customers at no cost	(471)	(30)	(78)	104	(475)	30
Equipment lent to customers at no cost	(75)	(87)	—	61	(101)	89
Vehicles	(164)	(33)	(3)	17	(183)	197
Furniture	(113)	(10)	(5)	—	(128)	37
Installations	(516)	(77)	(11)	1	(603)	302
Improvements in third parties buildings	(306)	(76)	(21)	—	(403)	171
Special projects	(23)	(11)	—	—	(34)	43
Construction in progress	—	—	—	—	—	3,015
Asset retirement obligations	(45)	(9)	(1)	—	(55)	86
Total	(30,977)	(3,047)	(819)	(*) 260	(34,583)	16,566

(*) Includes 126 of net decreases with counterpart in uses of provision corresponding to the impairment of commercial systems of Personal, mobile access swap and former work in progress.

NORTEL INVERSORA S.A.

	Gross value as of December 31, 2013	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2014
Land	146	—	1	—	—	147
Building	1,676	—	9	27	(6)	1,706
Tower and pole	783	—	58	150	—	991
Transmission equipment	5,432	32	98	573	(15)	6,120
Mobile network access	3,165	30	141	601	—	3,937
External wiring	8,038	—	—	1,169	(10)	9,197
Switching equipment	6,112	2	186	628	(4)	6,924
Power equipment	1,094	1	38	171	(5)	1,299
Computer equipment and systems	7,295	24	304	742	(115)	8,250
Telephony equipment and instruments	768	—	2	23	—	793
Handsets lent to customers at no cost	363	32	102	—	—	497
Equipment lent to customers at no cost	124	86	—	2	(56)	156
Vehicles	254	16	5	—	(11)	264
Furniture	132	1	7	11	—	151
Installations	648	—	12	142	—	802
Improvements in third parties buildings	363	1	23	84	—	471
Special projects	53	—	—	9	—	62
Construction in progress	2,436	4,072	21	(4,332)	(13)	2,184
Asset retirement obligations	79	7	1	—	—	87
Total	38,961	4,304	1,008	—	(*) (235)	44,038

	Accumulated depreciation as of December 31, 2013	Depreciation	Currency translation adjustments	Decreases and transfers	Accumulated depreciation as of December 31, 2014	Net carrying value as of December 31, 2014
Land	—	—	—	—	—	147
Building	(1,062)	(31)	(6)	5	(1,094)	612
Tower and pole	(446)	(41)	(25)	—	(512)	479
Transmission equipment	(4,591)	(245)	(55)	15	(4,876)	1,244
Mobile network access	(2,198)	(352)	(80)	—	(2,630)	1,307
External wiring	(5,914)	(322)	—	5	(6,231)	2,966
Switching equipment	(5,175)	(354)	(125)	4	(5,650)	1,274
Power equipment	(737)	(64)	(21)	4	(818)	481
Computer equipment and systems	(5,819)	(694)	(254)	75	(6,692)	1,558
Telephony equipment and instruments	(748)	(11)	(2)	—	(761)	32
Handsets lent to customers at no cost	(347)	(25)	(99)	—	(471)	26
Equipment lent to customers at no cost	(54)	(77)	—	56	(75)	81
Vehicles	(144)	(26)	(3)	9	(164)	100
Furniture	(99)	(9)	(5)	—	(113)	38
Installations	(445)	(60)	(11)	—	(516)	286
Improvements in third parties buildings	(229)	(65)	(12)	—	(306)	165
Special projects	(14)	(9)	—	—	(23)	39
Construction in progress	—	—	—	—	—	2,184
Asset retirement obligations	(38)	(5)	(2)	—	(45)	42
Total	(28,060)	(2,390)	(700)	(*) 173	(30,977)	13,061

(*) Includes 50 of net decreases with counterpart in uses of provision corresponding to the impairment of commercial systems of Personal.

NORTEL INVERSORA S.A.

Note 9 — Intangible assets

Intangible assets consist of the following:

	Gross value as of December 31, 2014	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2015
SAC fixed services	177	158	—	(101)	234
SAC mobile services	1,382	1,206	24	(455)	2,157
Service connection or habilitation costs	207	36	—	(35)	208
3G/4G licenses	3,530	2,256	—	—	5,786
PCS license (Argentina)	658	—	—	—	658
PCS and Band B (Paraguay)	634	—	140	—	774
Rights of use	372	48	5	—	425
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	537	—	29	—	566
Total	7,540	3,704	198	(591)	10,851

	Accumulated amortization as of December 31, 2014	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2015	Net carrying value as of December 31, 2015
SAC fixed services	(84)	(135)	—	101	(118)	116
SAC mobile services	(562)	(882)	(12)	455	(1,001)	1,156
Service connection or habilitation costs	(108)	(28)	—	35	(101)	107
3G/4G licenses	(19)	(324)	—	—	(343)	5,443
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B (Paraguay)	(634)	—	(140)	—	(774)	—
Rights of use	(168)	(21)	(1)	—	(190)	235
Exclusivity agreements	(27)	(1)	—	—	(28)	13
Customer relationship	—	(1)	—	—	(1)	1
Software developed for internal use	(537)	—	(29)	—	(566)	—
Total	(2,209)	(1,392)	(182)	591	(3,192)	7,659

	Gross value as of December 31, 2013	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2014
SAC fixed services	121	126	—	(70)	177
SAC mobile services	1,140	956	18	(732)	1,382
Service connection or habilitation costs	217	30	—	(40)	207
3G/4G licenses	—	3,530	—	—	3,530
PCS license (Argentina)	658	—	—	—	658
PCS and Band B (Paraguay)	489	—	145	—	634
Rights of use	357	11	4	—	372
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	508	—	29	—	537
Total	3,533	4,653	196	(842)	7,540

	Accumulated amortization as of December 31, 2013	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2014	Net carrying value as of December 31, 2014
SAC fixed services	(57)	(97)	—	70	(84)	93
SAC mobile services	(599)	(687)	(8)	732	(562)	820
Service connection or habilitation costs	(121)	(27)	—	40	(108)	99
3G/4G licenses	—	(19)	—	—	(19)	3,511
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B (Paraguay)	(488)	(1)	(145)	—	(634)	—
Rights of use	(145)	(22)	(1)	—	(168)	204
Exclusivity agreements	(26)	(1)	—	—	(27)	14
Customer relationship	—	—	—	—	—	2
Software developed for internal use	(508)	—	(29)	—	(537)	—
Total	(2,014)	(854)	(183)	842	(2,209)	5,331

NORTEL INVERSORA S.A.

Note 10 — Trade payables

Trade payables consist of the following:

• purchase of materials and supplies;

• purchase of handsets and equipment;

• agent and retails commissions;

• procurement of services; and

• purchase of goods included in PP&E.

	As of December 31,
	2015	2014
Current trade payables
PP&E	5,022	1,964
Other assets and services	2,992	1,967
Inventory	1,335	1,734
	9,349	5,665
NDF (Note 20)	—	90
Agent commissions	525	318
	9,874	6,073
Non-current trade payables
PP&E	52	—
	52	—
Total trade payables	9,926	6,073

Note 11 — Deferred revenues

Deferred revenues consist of the following:

• revenues received from connection fees for fixed telephony, data and Internet, nonrefundable, considered as a single element with the provision of the service during the contractual relationship with the subscriber;

• revenues collected by remaining traffic and packages of data from unexpired cards;

• the value assigned to the points delivered by customer loyalty programs in the mobile telephony;

• the advanced collection of revenues from services of international capacity; and

• subsidies received for the construction of infrastructure which are deferred in the same period of amortization of the related works.

	As of December 31,
	2015	2014
Current deferred revenues
On prepaid calling cards — Fixed and Mobile services	312	339
On mobile customer loyalty programs	78	76
On capacity rental	47	55
On connection fees — Fixed services	35	33
From CONATEL — mobile services Núcleo (Note 18.e)	5	4
	477	507
Non-current deferred revenues
On capacity rental — Fixed services	290	307
On connection fees — Fixed services	79	67
On mobile customer loyalty programs	84	82
From CONATEL - mobile services Núcleo (Note 18.e)	4	9
	457	465
Total deferred revenues	934	972

Note 12 — Financial debt

Financial debt consists of the following:

	As of December 31,
	2015	2014
Current financial debt
Bank overdrafts (Personal)	3,062	140
Bank overdrafts (Núcleo)	84	—
Bank loans (Núcleo)	193	32
Accrued interest (Personal)	104	1
Accrued interest (Núcleo)	8	6
	3,451	179
Non-current financial debt
Notes (Personal)	713	—
Bank loans (Personal)	509	—
Bank loans (Núcleo)	227	254
	1,449	254
Total financial debt	4,900	433

NORTEL INVERSORA S.A.

Bank overdrafts

As of December 31, 2015, Personal has bank overdrafts amounting to $3,062. The floating average annual rate of these loans as of December 31, 2015 is 32.02%.

As of December 31, 2015, Núcleo has bank overdrafts amounting to $84 (equivalent approximately 37,584 Guaraníes). The floating average annual rate of these loans as of December 31, 2015 is 11% in Guaraníes.

Bank loans

Personal

On January 28, 2015, Personal entered into a loan with a foreign bank for a total amount of US$40.8 million (equivalent to $353 at such date). This loan is a 27-months bullet loan with three-month interest payment at a weighted average rate of three-month LIBO plus 8.75% (a financial cost of 9.0836% as of December 31, 2015).

The terms and conditions of the loan include covenants and events of default that are usual for this type of transaction, among those the limitation that Personal will not incur new indebtedness if, as a result of the incurrence thereof, its consolidated total leverage ratio (consolidated debt to consolidated operating profit/loss before depreciation and amortization, including gain/loss on disposal of PP&E and impairment of PP&E, as defined in the terms and conditions of the loan) is greater than 3.0 to 1.0 or its consolidated interest coverage ratio (consolidated operating profit/loss before depreciation and amortization, including gain/loss on disposal of PP&E and impairment of PP&E, as defined in the terms and conditions of the loan, to consolidated net interest) is lower than 3.0 to 1.0.

The funds were totally used for the acquisition of inventories.

Núcleo

The following table shows the outstanding loans with local banks in Paraguay and their main terms as of December 31, 2015:

Principal nominal value (in million of	Amortization	Book value
Guaraníes)	term	Current	Non-current
113,000	2.2 years	51	200
52,500	2.4 years	89	27
24,000	1 year	53	—
189,500		193	227

The weighted average annual rate of these loans is 9.96% in Guaraníes and the weighted average amortization term of these loans is approximately 1.4 years.

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

Personal

The Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV authorized such Program, through Resolution No. 16,670.

Within such Program, on December 10, 2015 Personal issued notes in two series under the following conditions:

NORTEL INVERSORA S.A.

Series I

Amount involved: $571,505,000 argentine pesos.

Expiration Date: Series I notes will mature 18 months from its issuance date.

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on their maturity date.

Interest rate: Series I notes will bear interest from its issuance date until the sixth month maturity (inclusive) at a nominal fixed annual rate equivalent to 28.5% per annum and since the beginning of the seventh month until its maturity date at a floating rate equivalent to the Badlar Privada rates published by the BCRA plus 3.75% per annum.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

Series II

Amount involved: $149,000,000 argentine pesos.

Expiration Date: Series II notes will mature 36 months from its issuance date.

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on their maturity date.

Interest rate: Series II notes bear interest from its issuance date until the ninth month maturity (inclusive) at a nominal fixed annual rate equivalent to 28.75% per annum and since the beginning of the tenth month until its maturity date at a floating rate equivalent to the Badlar Privada rates published by the BCRA plus 4.00% per annum.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

The funds arising from the Series I and II notes placement were used for the partial settlement of bank overdrafts that Personal had taken to finance the acquisition of 3G and 4G frequencies bands. Funds from notes placement have been applied to “debt refinancing”.

The mentioned notes have a local risk rating awarded by FIX SCR S.A. of “AA+(arg)” with a stable outlook.

Events of default

The terms and conditions of the Notes provide for certain events of default as follows:

•      lack of payment of capital and/or interests of any of the notes at the maturity date during the term stated in the respective contracts;

•      lack of payment of capital and/or interests of any other financial debt of Personal or its subsidiaries for an amount of at least US$ 20 million (“cross default” clause), after the expiration of the agreed grace period;

•      final court sentence dictamination (including seizure, executions of property, and similar court decisions for an amount of at least US$ 20 million;

•      bankruptcy petition, presentation of reorganization proceeding, or homologation petition of out-of-court preventive agreement of Personal or any of its subsidiaries;

•      any other situation that could cause the revocation of licenses granted to Personal or its subsidiaries (if applicable), in the case of total or partial license revocation that derives in negative effect on the commercial activity, assets, financial and economic situation of Personal or its subsidiaries (taken as a whole).

According to the terms of the notes issued if any case of non-compliance is verified, the debt holders are allowed to demand the payment of the outstanding amount of capital and accrued interest at the time of non-compliance (“acceleration clause”). The application of this clause is generally optional for the debt holders and it is subject to the compliance of certain requirements and conditions.

As of the date of issuance of these consolidated financial statements, Personal and Núcleo are in compliance with their respective loans agreements’ commitments.

NORTEL INVERSORA S.A.

Note 13 — Salaries and social security payables

Salaries and social security payables include unpaid salaries, vacation and bonuses and its related social security contributions and termination benefits.

As of December 31, 2015, the total number of employees was 16,229 — 16,224 of the Telecom Group and 5 of the Company — of which approximately 80% were unionized. All Management and senior positions of the Company and the Telecom Group are held by non-unionized employees.

	As of December 31,
	2015	2014	2013
Fixed services	10,903	11,056	11,002
Personal Mobile services	4,908	4,958	5,155
Núcleo Mobile services	413	402	424
Nortel	5	5	5
Total number of employees of the Company and Telecom Group	16,229	16,421	16,586

In the field of compensation policy for Directors and Managers, the Company and the Telecom Group have a scheme that includes fixed and variable components. While fixed compensation is dependent upon the level of responsibility required for the position and its market competitiveness, variable compensation is comprised of compensation driven by the goals established on an annual basis and also by compensation regarding the fulfillment of long term goals.

The Telecom Group and the Company have no stock option plans for their employees.

Salaries and social security payables consist of the following:

	As of December 31,
	2015	2014
Current
Vacation and bonuses	850	691
Social security payables	324	255
Termination benefits	88	77
	1,262	1,023
Non-current
Termination benefits	117	122
Bonuses	40	28
	157	150
Total salaries and social security payables	1,419	1,173

Compensation for the Telecom Group Key Managers for the years ended December 31, 2015, 2014 and 2013 is shown in Note 27.c).

Employee benefit expenses and severance payments are composed of:

	Years ended December 31,
	2015	2014	2013
Salaries	(5,171)	(3,998)	(3,013)
Social security expenses	(1,642)	(1,259)	(914)
Severance indemnities and termination benefits	(319)	(242)	(149)
Other employee benefits	(126)	(96)	(79)
	(7,258)	(5,595)	(4,155)

Note 14 — Income tax payables, income tax assets and deferred income tax

Income tax asset and liability, net as of December 31, 2015 and 2014 consist of the following:

	As of December 31, 2015						As of
	Nortel	Telecom Argentina	Personal	Núcleo	Telecom USA	Total	December 31, 2014

Income tax payables	12	273	1,410	33	5	1,733	1,772
Withholdings and payments in advance of income taxes	(1)	(273)	(1,003)	(6)	(5)	(1,288)	(1,527)
Law No, 26,476 Tax Regularization Regime (*)	—	5	—	—	—	5	3
Current income tax liability, net	11	5	407	27	—	450
Current income tax liability, net as of December 31, 2014	1	131	95	21	—		248

Law No, 26,476 Tax Regularization Regime (*)	—	10	—	—	—	10	9
Non-current Income tax liability	—	10	—	—	—	10	9

(*) Tax liability valuated to its discount value at each time of valuation.

NORTEL INVERSORA S.A.

The tax effects of temporary differences that give rise to significant portions of Telecom Argentina’s deferred tax assets and liabilities, and the action for recourse tax receivable of Telecom Argentina are presented below:

	Deferred tax assets				Deferred tax liabilities
As of December 31, 2015	Telecom Argentina	Núcleo	Telecom USA	Total	The Company	Personal	Total
Allowance for doubtful accounts	61	8	1	70	—	151	151
Provisions	314	—	—	314	—	129	129
PP&E	—	14	—	14	—	—	—
Inventory	—	—	—	—	—	99	99
Termination benefits	65	—	—	65	—	—	—
Deferred revenues	73	—	—	73	—	—	—
Pension benefits	33	—	—	33	—	—	—
Other deferred tax assets, net	78	4	—	82	—	—	—
Total deferred tax assets	624	26	1	651	—	379	379
PP&E	(390)	—	(1)	(391)	—	(260)	(260)
Intangible assets	(86)	—	—	(86)	—	(478)	(478)
Cash dividends from foreign companies	—	(6)	—	(6)	—	(*) (113)	(113)
Investments	—	—	—	—	(3)	(61)	(64)
Other deferred tax liabilities, net	—	(1)	—	(1)	—	(17)	(17)
Total deferred tax liabilities	(476)	(7)	(1)	(484)	(3)	(929)	(932)
Total deferred tax asset (liability), net	148	19	—	167	(3)	(550)	(553)

Action for recourse tax receivable of Telecom Argentina -2009	98	—	—	98	—	—	—
Total income tax assets	246	19	—	265	—	—	—

(*) Includes (25) recorded in Other comprehensive income for the year ended on December 31, 2015 and (12) corresponding to a reclassification of deferred tax liabilities to income tax payables related to withholdings of cash dividends from foreign companies.

	Deferred tax assets				Deferred tax liabilities
As of December 31, 2014	Telecom Argentina	Núcleo	Telecom USA	Total	The Company	Personal	Total
Allowance for doubtful accounts	53	6	1	60	—	70	70
Provisions	313	—	—	313	—	122	122
PP&E	—	17	—	17	—	—	—
Inventory	—	—	—	—	—	61	61
Termination benefits	64	—	—	64	—	—	—
Deferred revenues	61	—	—	61	—	—	—
Pension benefits	24	—	—	24	—	—	—
Other deferred tax assets, net	63	—	—	63	—	—	—
Total deferred tax assets	578	23	1	602	—	253	253
PP&E	(382)	—	(1)	(383)	—	(189)	(189)
Intangible assets	(74)	—	—	(74)	—	(348)	(348)
Cash dividends from foreign companies	—	(5)	—	(5)	—	(*) (87)	(87)
Investments		—	—	—	(3)	(37)	(40)
Other deferred tax liabilities, net	—	—	—	—	—	(9)	(9)
Total deferred tax liabilities	(456)	(5)	(1)	(462)	(3)	(670)	(670)
Total deferred tax asset (liability), net	122	18	—	140	(3)	(417)	(420)

(*) Includes (20) recorded in Other comprehensive income for the year ended on December 31, 2014.

Income tax expense for the years ended December 31, 2015, 2014 and 2013 consists of the following:

	Year ended December 31, 2015
	Profit (loss)
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(12)	(273)	(1,410)	(16)	(5)	(1,716)
Current tax expenses — temporary differences reversion	—	(1)	(16)	—	—	(17)
Deferred tax benefit	—	25	(112)	1	—	(86)
Deferred tax benefit — temporary differences reversion	—	1	16	—	—	17
Action for recourse income tax receivable of Telecom Argentina	—	98	—	—	—	98
Income tax expense	(12)	(150)	(1,522)	(15)	(5)	(1,704)

	Year ended December 31, 2014
	Profit (loss)
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(5)	(418)	(1,302)	(25)	(4)	(1,754)
Deferred tax benefit	(3)	19	(267)	3	—	(248)
Valuation allowance	—	—	27	—	—	27
Income tax expense	(8)	(399)	(1,542)	(22)	(4)	(1,975)

NORTEL INVERSORA S.A.

	Year ended December 31, 2013
	Profit (loss)
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(17)	(341)	(1,585)	(24)	(3)	(1,970)
Fiscal year 2012 return adjustment	—	—	(3)	—	—	(3)
Deferred tax benefit	2	47	120	1	—	170
Valuation allowance	—	—	(4)	—	—	(4)
Income tax expense	(15)	(294)	(1,472)	(23)	(3)	(1,807)

Income tax expense for the years ended December 31, 2015, 2014 and 2013 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	For the years ended December 31,
	2015	2014	2013
Pre-tax income	5,138	5,701	5,016
Non taxable items	31	(24)	—
Subtotal	5,169	5,677	5,016
Weighted statutory income tax rate (*)	34.5%	34.5%	34.4%
Income tax expense at weighted statutory tax rate	(1,786)	(1,958)	(1,725)
2006 -2012 affidavits adjustments — other receivables allowance	—	—	(17)
Income tax on cash dividends of foreign companies — Núcleo	(14)	(27)	(26)
Other changes in tax assets and liabilities	(2)	(17)	(35)
Action for recourse income tax receivable of Telecom Argentina — 2009	98	—	—
Changes in valuation allowance	—	27	(4)
Income tax in the income statement	(1,704)	(1,975)	(1,807)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where Telecom Argentina has operations. The statutory tax rate in Argentina was 35% for all the years presented, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the years presented and in the USA the effective tax rate was 39.5% for all the years presented.

In 2013, the Tax Authority commenced an audit process on the Company relating to income tax for taxable years 2006 to 2010. In November 2013, the Company’s Management, having received corresponding technical advice, proceeded to file amended income tax returns for taxable years 2006 to 2010, pursuant to the adjustments proposed by the Tax Authority, complying with such proposed adjustments although not agreeing with the Tax Authority’s criterion, (ii) file amended income tax returns for taxable years 2011 and 2012 following a criterion similar to that adopted by the Tax Authority, and (iii) pay to the Tax Authority the amount resulting from the amended income tax returns for taxable years 2011 and 2012 of approximately $13 (net of $4 corresponding to tax credit for minimum presumed income tax) and pay approximately $9 compensatory interests charges corresponding to taxable years 2011 and 2012.

The accounting effect of such filings entailed the recognition of a tax credit of $17 in favor of the Company, shown in “Other Non-current Receivables”, which has been totally provisioned in the “Income Tax” line item, and $9 charge in the “Interest on Other Taxes Payables” line item.

Income tax 2009 - Action for recourse filed with the Tax Authority of Telecom Argentina

Article 10 of Law No. 23,928 and Article 39 of Law No.24,073 suspended the application of the provisions of Title VI of the Income Tax Law relating to the income tax inflation adjustment since April 1, 1992.

Accordingly, Telecom Argentina and its domestic subsidiaries determined its income tax obligations in accordance to those provisions, without taking into account the income tax inflation adjustment.

After the economic crisis of 2002, many taxpayers began to question the legality of the provisions suspending the income tax inflation adjustment. Also, the Argentine Supreme Court of Justice issued its opinion in “Candy” (07/03/2009) in which stated that particularly for the fiscal year 2002 and considering the serious state of disturbance of that year, the taxpayer could demonstrate that not applying the income tax inflation adjustment resulted in confiscatory income tax rates.

More recently, the Argentine Supreme Court of Justice applied a similar criteria to the 2010 and 2011 fiscal years in the cases entitled “Distribuidora Gas del Centro” (10/14/2014 and 06/02/2015), enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis.

According to the above-mentioned new legal background that Telecom Argentina took knowledge during 2015, and after making the respective assessments, on December 21, 2015 Telecom Argentina filed an action for recourse with the Tax Authority to claim the full tax overpaid for fiscal year 2009, estimated in an amount of $98.2, plus interest, under the argument that the lack of application of the income tax inflation adjustment is confiscatory.

NORTEL INVERSORA S.A.

As of the date of issuance of these consolidated financial statements, the action for recourse filed is pending of resolution by the Tax Authority. However, Telecom Argentina’s Management, with the assessment of its tax advisor, considers that the argument presented in this recourse follows the same criteria as the established by the Argentine Supreme Court of Justice jurisprudence mentioned above, among others, what should allow Telecom Argentina to obtain a favorable resolution of the recourse action filed.

Consequently, Telecom Argentina recorded a non-current tax receivable for an amount of $98 (according to the action for recourse filed) in compliance with IAS 12.

Telecom Argentina is assessing the appropriateness of filing similar recourse actions for fiscal year 2010 and followings years. As of the date of issuance of these consolidated financial statements, a preliminary analysis of the lack of application of the income tax inflation adjustments resulted in an estimated tax overpaid in a range between $600 and $850 for the period 2010 to 2014. This amount is only related to income tax overpaid by Telecom Argentina in their respective affidavits timely filed with the Tax Authority.

Note 15 — Other taxes payables

Other taxes payables consist of the following:

	As of December 31,
	2015	2014
Current
VAT, net	452	316
Tax withholdings	201	132
Tax on SU (Note 2.g)	91	97
Turnover tax	143	68
Internal taxes	111	86
Regulatory fees	74	67
Municipal taxes	46	31
Tax on personal property — on behalf of Shareholders	25	20
Retention Decree No.583/10 ENARD	20	15
	1,163	832

Note 16 — Other liabilities

Other liabilities consist of the following:

• pension benefits;

• guarantees received;

• legal fees payable by adhesion to the tax regularization schemes;

• any liability not included in the other liability items.

	As of December 31,
	2015	2014
Current
Compensation for directors and members of the Supervisory Committee	38	35
Guarantees received	12	11
Other	11	8
	61	54
Non-current
Pension benefits (Note 3.l)	95	68
Legal fees	4	5
Suppliers guarantees on third parties claims	—	2
Other	2	1
	101	76
Total other liabilities	162	130

Movements in the pension benefits are as follows:

	Years ended December 31,
	2015	2014
At the beginning of the year	68	64
Service cost (*)	8	7
Interest cost (**)	28	23
Payments	(2)	(2)
Actuarial profit (***)	(7)	(24)
At the end of the year	95	68

(*) Included in Employee benefit expenses and severance payments.

(**) Included in Financial expenses.

(***) Included in Other comprehensive income as required by IAS 19R.

NORTEL INVERSORA S.A.

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

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2015, Telecom Group has established provisions in an aggregate amount of $1,456 to cover potential losses under these claims ($84 for regulatory contingencies deducted from assets and $1,372 included under provisions) and certain amounts deposited in the Telecom Group’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2015, these restricted funds totaled $58 (included under Other receivables, net line item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances as of	Additions/ (recoveries)			Uses		Balances as of	Additions/ (recoveries)			Uses		Balances as of
	December 31, 2013	Capital	Interest (i)	Reclassifications	Debt recognition	Payments	December 31, 2014	Capital	Interest (i)	Reclassifications	Debt recognition	Payments	December 31, 2015
Current
Provision for civil and commercial proceedings	133	—	—	5	(48)	(19)	71	34	19	68	(25)	(55)	112
Provision for labor claims	44	—	—	91	(5)	(79)	51	—	—	75	—	(75)	51
Provision for regulatory, tax and other matters claims	47	—	—	56	(5)	(21)	77	—	—	—	—	(33)	44
Total current provisions	224	—	—	152	(58)	(119)	199	34	19	143	(25)	(163)	207
Non-current
Provision for civil and commercial proceedings	139	56	38	(5)	—	—	228	49	31	(68)	—	—	240
Provision for labor claims	263	53	63	(91)	—	—	288	61	55	(75)	—	—	329
Provision for regulatory, tax and other matters claims	525	(36)	8	(56)	—	—	441	(30)	20	(24)	—	—	407
Asset retirement obligations	106	8	9	—	—	—	123	54	12	—	—	—	189
Total non-current provisions	1,033	(ii) 81	118	(152)	—	—	1,080	134	118	(167)	—	—	1,165

Total provisions	1,257	81	118	—	(58)	(119)	1,279	(iii) 168	137	(iv) (24)	(25)	(163)	1,372

(i)               Charged to finance costs, interest on provisions line item.

(ii)             Charged 84 to Provisions, 7 to PP&E (CAPEX), 1 to currency translation adjustments and a recovery of (11) to Other income for the statute of limitation of Personal’s obligations.

(iii)           Charged 113 to Provisions, 53 to PP&E (CAPEX) and 1 to currency translation adjustments.

(iv)           Classified to Other receivables.

1.              Probable Contingent liabilities

Below is a summary of the most significant claims and legal actions for which provisions have been established:

•                  Profit sharing bonds

Various legal actions are brought, mainly by former employees of Telecom Argentina against the Argentine government and Telecom Argentina, requesting that Decree No. 395/92 — which expressly exempted Telefónica and Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23,696 — be struck down as unconstitutional. The plaintiffs also claim the compensation for damages they suffered because such bonds have not been issued.

In August 2008, the Argentine Supreme Court of Justice found Decree No. 395/92 unconstitutional when resolving a similar case against Telefónica.

Since the Argentine Supreme Court of Justice’s judgment on this matter, the Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional. As a result, in the opinion of the legal counsel of Telecom Argentina, there is an increased probability that Telecom Argentina has to face certain contingencies, notwithstanding the right of reimbursement that attends Telecom Argentina against the National State.

Said Court decision found the abovementioned Decree unconstitutional and ordered that the proceedings be remanded back to the court of origin so that such court could decide which defendant was compelled to pay —the licensee and/or the Argentine government- and the parameters that were to be taken into account in order to quantify the remedies requested (percent of profit sharing, statute of limitations criteria, distribution method between the program beneficiaries, etc). It should be mentioned that there is no uniformity of opinion in the Courts in relation to each of those concepts.

NORTEL INVERSORA S.A.

Later, in “Ramollino Silvana c/Telecom Argentina S.A.”, the Argentine Supreme Court of Justice, on June 9, 2015, ruled that the profit sharing bonds do not correspond to employees who joined Telecom Argentina after November 8, 1990 and that were not members of the PPP.

This judicial precedent is consistent with the criteria followed by Telecom Argentina for estimating provisions for these demands, based on the advice of its legal counsel, which considered remote the chances of paying compensation to employees not included in the PPP.

Legal action’s statute of limitations criteria: Argentine Supreme Court of Justice ruling “Dominguez c/ Telefónica de Argentina S.A.”

In December 2013, the Argentine Supreme Court ruled on a similar case to the above referred legal actions, “Domínguez c/ Telefónica de Argentina S.A”, overturning a lower court ruling that had barred the claim as having exceeded the applicable statute of limitations since ten years had passed since the issuance of Decree No. 395/92.

The Argentine Supreme Court of Justice ruling states that the Civil and Commercial Proceedings Court must hear the case again to consider statute of limitations arguments raised by the appellants that, in the opinion of the Argentine Supreme Court of Justice, were not considered by the lower court and are relevant to the resolution of the case.

After the Argentine Supreme Court of Justice’s ruling and until the date of issuance of these consolidated financial statements, two chambers of the Civil and Commercial Federal Proceedings Court have issued opinions interpreting the doctrine developed by the Argentine Supreme Court of Justice in its ruling, acknowledging that the statute of limitations must be applied periodically —as of the time of each balance sheet- but limited to five years; and Chamber III ruled, by a majority of votes, that the statute of limitations must not be applied periodically, but that instead, was exceeded ten years after the issuance of Decree No. 395/92.

Criteria for determining the relevant profit to calculate compensation: ruling of the Civil and Commercial Federal Proceedings Court in Plenary Session “Perota c/ Estado Nacional y Telefónica de Argentina S.A.”

On February 27, 2014, the Civil and Commercial Appeals Court issued its decision in plenary session in the case “Perota, César c/ Estado Nacional”, as a result of a complaint filed against Telefónica de Argentina S.A, ruling: “that the amount of profit sharing bonds the corresponding to former employees of Telefónica de Argentina S.A. should be calculated based on the taxable income of Telefónica de Argentina S.A. on which the income tax liability is to be assessed”.

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

As of December 31, 2015, Telecom Argentina’s Management, with the advice of its legal counsel, has recorded the provisions for contingencies that it estimates are sufficient to cover the risks associated with these legal actions, having considered the available legal background as of the date of these consolidated financial statements.

Additionally, on June 3, 2013 Telecom Argentina was notified of a lawsuit filed by four unions claiming the issuance of a profit sharing bonds (hereinafter “the bonds”) for future periods and for periods for which the statute of limitations is not expired. To enforce this claim, the plaintiffs require that Decree No. 395/92 should be declared unconstitutional.

This collective lawsuit is for an unspecified amount. The plaintiffs presented the criteria that should be applied for the determination of the percentage of participation in Telecom Argentina’s profit. The lawsuit requiring the issuance of a profit sharing bond represents an obligation with potential future economic impact for Telecom Argentina.

In June 2013, Telecom Argentina filed its answer to the claim, arguing that the labor courts lack of jurisdiction. On October 30, 2013, the judge rejected the lack of jurisdiction plea, established a ten year period as statute of limitation and deferred ruling on the defenses of res judicata, lis pendens and on the third party citation required after a hearing is held by the court. Telecom Argentina has appealed the judge’s ruling.

NORTEL INVERSORA S.A.

On December 12, 2013 this hearing took place and the intervening court differed the defense of statute of limitations filed by Telecom Argentina to the moment of the final ruling, among other matters. It also ordered the plaintiff to establish that they have permission to bring the case on behalf Telecom Argentina’s employees included in the claim; meanwhile the trial proceeding will be suspended. The plaintiff appealed the decision and the judge deferred this issue to the time of sentencing.

As of the date of issuance of these consolidated financial statements, the appeal regarding lack of jurisdiction raised by Telecom Argentina is pending, until the documentation requested by the court to the plaintiffs was resolved.

Telecom Argentina, based on the advice of its legal counsel, believes that there are strong arguments to defend its rights in this claim based, among other things, in the expiration of the statute of limitations of the claim for the unconstitutionality of Decree No. 395/92, the lack of active legal standing for collective claim for bonds issuance -due to the existence of individual claims-, among other reasons regarding lack of active legal standing.

•                  Wage differences by food vouchers and non-remunerative sums

Telecom Argentina is subject to various lawsuits initiated by some employees and former employees who claim wage differences caused by the impact of the concepts “non-remunerative sums” (amounts not subject to social security contributions) and “food vouchers” over the settlement of items such as overtime, productivity, vacation, supplementary annual salary and other additional benefits provided by the Collective Bargaining Agreement.

In this regard, the Argentine Supreme Court of Justice has recognized that “food vouchers” are remunerative and are part of the employees’ compensations, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Employment Contract Act (which gives them the character of social benefits). Considering these judicial precedents, as of December 31, 2015, Telecom Argentina’s Management, with the advice of its legal counsel, has recorded a provision for contingencies that it estimates is sufficient to cover the risks associated with these claims as of the date of issuance of these financial statements.

•                  Sales representative claims

Former sales representatives of Personal have brought legal actions for alleged improper termination of their contracts and have submitted claims for payment of different items such as commission differences, value of the customers’ portfolio and lost profit, among other matters. Personal believes, based on the advice of its legal counsel, that certain items included in the claims would not be sustained while other items, if sustained, would result in significantly lower amounts than those claimed. As of the date of issuance of these consolidated financial statements, some legal actions are in the discovery phase and with expert opinions in progress.

Personal’s Management, based on the advice of its legal counsel, has recorded provisions that it estimates are sufficient to cover the risks associated with these claims, which are considered that would not have a negative impact on Personal’s results and financial position.

•                  Regulator’s Penalty Activities

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

Since fiscal year 2013, the CNC significantly increased its penalty activities, increasing the amount of charges and sanctions, as well as the individual amount of each of the latter. In several cases the sanctions imposed as from 2013 had twice the economic value of those imposed to Telecom Argentina in previous periods for the same alleged infringements and such tendency continued during 2015.

In determining the provisions for regulatory charges and sanctions, Telecom Argentina’s Management, with the advice of its legal counsel, determines the likelihood of such sanctions being imposed, the amount thereof based on historical information and judicial precedents, also contemplating various probable scenarios of statute of limitation for charges and sanctions received, the current levels of execution of sanctions and the eventual results of legal actions that Telecom Argentina has undertaken to demonstrate, among other things, the disproportionate sanctions imposed by the Regulatory Authority since 2013.

NORTEL INVERSORA S.A.

Telecom Argentina has recorded certain provisions that it deems sufficient to cover the above mentioned sanctions and charges, estimating that they should not prosper in amounts individually higher than 200 thousand UT ($9,380 argentine pesos) per each alleged violation against its clients in the normal course of business, in accordance with the legal and regulatory analysis performed as of December 31, 2015. If Telecom Argentina and its legal advisors’ arguments do not prevail, the Management of Telecom Argentina estimates that the amount of provisions for regulatory charges and sanctions might be increased in approximately $200 as of December 31, 2015.

2.              Possible Contingencies

In addition to the possible contingencies related to regulatory matters described in Note 2 g), below is a summary of the most significant claims and legal actions for which no provisions have been established, although it cannot be ensured the final outcome of these lawsuits:

•                  “Consumidores Financieros Asociación Civil para su Defensa” claim

In November 2011, Personal was notified of a lawsuit filed by the “Consumidores Financieros Asociación Civil para su Defensa” claiming that Personal made allegedly abusive charges to its customers by implementing per-minute billing and setting an expiration date for prepaid telecommunication cards.

The plaintiff claim: Personal to i) cease such practices and bill its customers only for the exact time of telecommunication services used; ii) reimburse the amounts collected in excess in the ten years preceding the date of the lawsuit; iii) credit its customers for unused minutes on expired prepaid cards in the ten years preceding the date of the lawsuit; iv) pay an interest equal to the lending rate charged by the Banco de la Nación Argentina; and v) pay punitive damages provided by article 52 bis of Law No. 24,240.

Personal responded in a timely manner, arguing the grounds by which the lawsuit should be dismissed, with particular emphasis on the regulatory framework that explicitly endorses Personal’s practices, now challenged by the plaintiff in disregard of such regulations.

The plaintiffs are seeking damages for unspecified amounts. Although Personal believes there are strong defenses according to which the claim should not succeed, in the absence of jurisprudence on the matter, Personal’s Management (with the advice of its legal counsel) has classified the claim as possible until a judgment is rendered.

This claim was at a preliminary stage as of the date of these consolidated financial statements. However, the judge has ordered the accumulation of this claim with two other similar claims against Telefónica Móviles and AMX Argentina. So, the three legal actions will continue within the Federal Civil and Commercial Court No.9.

•                  Lawsuit against Personal on changes in services prices

In June 2012 the consumer trade union “Proconsumer” filed a lawsuit against Personal claiming that the company did not provide the clients with enough information regarding the new prices for the services provided by Personal between May 2008 and May 2011. It demands the reimbursement of the increase in the price billed to customers for a period of two months.

Personal’s Management considers that Personal had adequately informed its clients the modifications of the terms and conditions in which the service would be provided, and therefore, believes that this lawsuit should not succeed.

On September 5, 2012 the Court took notice of the lawsuit. On June 26, 2013, the judge upheld the jurisdictional plea filed by Personal and ordered to send the lawsuit to the Administrative and Contentious court, which decided that the jurisdiction corresponded to the Commercial Court. That decision was appealed by Personal through an extraordinary motion. The extraordinary motion was denied and Personal filed a complaint with the Argentine Supreme Court of Justice, which is pending of resolution.

Personal’s Management considers that there are solid arguments for the favorable resolution of this lawsuit, but, in the event it is resolved unfavorably, it would not have a significant impact on Personal’s results and financial position.

•     Legal Procedures relating to the Definition of the Scope of Fixed and Mobile Telephone Services under Broadcasting Law No. 22,285, repealed by Law No. 26,522 of Audiovisual Communication Services

The Group offers a wide range of telecommunications services in the market, including, among others, those referred to as VAS, which provide additional functionality to the basic services of voice transmission through a telecommunications network.

NORTEL INVERSORA S.A.

In connection with the VAS, there are some legal claims referred to the provision of streaming services, known as video on demand, and also an Argentine Supreme Court of Justice opinion relating to the commercialization of a service called Superpack.

•                  Supercanal Case

Within the context of a claim filed by Supercanal S.A. in 2003, an injunction was ordered against the fixed and mobile telephone companies, by which the Court ordered them to abstain from “providing supplementary broadcasting services or issuing any kind of broadcasting contents and programming”, as well as “making any advertisement relating to future services to be provided, or the provision of television services as VAS or any other kind of technical method through the fixed or mobile telephone and Internet services that they provide”.

In 2012 a lower court decided to consider the case “without merit” and to terminate the injunction. However, on February 18, 2014, the Court of Appeals overruled such decision, and the judge must now decide on the appeal filed against the injunction, which is still pending.

On June 16, 2014 Telecom Argentina filed before the Courts a request to terminate the injunction, arguing among other reasons that new Law No. 26,522 of Audiovisual Communication Services has repealed the former law, under which the injunction had been ordered.

In March 2015, Telecom Argentina reported the issuance of Law No. 27,078 (LAD) and its effect on the injunction, which became moot.

As a result, on June 3, 2015 the plaintiff informed the Court that it had no complaints to turn abstract the case was moot considering the new legal framework introduced by Laws No. 26,522 and 27,078.

As of the date of issuance of these consolidated financial statements, the claim that the case is moot is pending before the Court.

•                  Claim by the Argentine Association of Cable Television

Within the context of a claim filed by the Argentine Association of Cable Television in 2006, an injunction was ordered against the fixed and mobile telephone companies, by which the Court ordered them to abstain from “transmitting, repeating and/or providing directly or indirectly broadcasting services or their supplementary services”, based on the former Broadcasting Law No. 22,285.

Subsequently, such injunction was extended to the commercialization of the Superpack service (joint offer of satellite television services provided by DirecTV and telephone and Internet services provided by Telecom Argentina, where each entity invoiced the services provided by it directly to the final customer), which was suspended by an appeal filed by Telecom Argentina before the Argentine Supreme Court of Justice. However, on June 3, 2014, the Argentine Supreme Court of Justice rejected such appeal because it did not refer yet to a final decision on the substantial issue that must be resolved by such Court. Accordingly, Telecom Argentina prudentially suspended the commercialization of the above referred joint offer with DirecTV from June 4, 2014. The suspension of this joint offer only meant to the Group a decrease in commissions revenues for new subscribers that our network commercialized in favor of DirecTV, and a decrease in costs from commissions conceded to DirecTV for subscribers that the latter captured for the Telecom Group, which were not material during the year ended December 31, 2014.

On June 10, 2014, Telecom Argentina claimed to the Courts that the substantial issues under the claim are “without merit” and the injunction has become ineffective as a result of the new Law No. 26,522 of Audiovisual Communication Services —which repealed the former law under which the injunction had been ordered.

On October 7, 2014, the Court notified Telecom Argentina and Personal of a breach complaint related to the above referred injunction. Such notification was answered rejecting its whole content and requesting that the CNC and the SC become part of the process. The Court will have to make a joint decision on these two issues presented by the parties.

On December 19, 2014 Law No. 27,078 came into force. In Article 9 paragraph 2 states that licensees of services under the Law — such as Telecom Argentina and Personal — may provide audiovisual media services. This legislation reinforces the legal arguments used by Telecom Argentina to continue providing the VAS analyzed in these cases.

On June 18, 2015 a lower Court decided to postpone the declaration that the claim was moot and to limit the term of the injunction for six months. The decision was appealed by Telecom Argentina and other defendants. On October 8, 2015 the Court of Appeals decided the revocation of the judge’s decision that the claim is moot and ruled that the injunction has ceased to apply. Against this decision, the plaintiff has filed an extraordinary resource which, as of the date of issuance of these consolidated financial statements, has not been resolved by the Court of Appeals.

NORTEL INVERSORA S.A.

Although Telecom Argentina’s Management, with the advice of its legal counsel, believes that there are solid legal arguments to continue providing the VAS involved in the above mentioned cases, as of the date of issuance of these consolidated financial statements, the final outcome of these claims cannot be assured.

•                  Proceedings related to value added services - Mobile contents

On October 1, 2015 Personal was notified of a claim seeking damages for unspecified amounts initiated by consumer trade union “Cruzada Cívica para la defensa de los consumidores y usuarios de servicios públicos”. The plaintiff invokes the collective representation of an undetermined number of Personal customers.

The plaintiff claims the way that content and trivia are contracted, in particular the improper billings of messages sent offering those services and their subscription. Additionally, it proposes the application of a civil penalty.

This claim has a similar object to other claims made by a consumer association (Proconsumer) where collective representation of customers is also invoked. As of the date of issuance of these consolidated financial statements, those claims are not at preliminary stages.

Personal has answered the claims through the presentation of legal and factual defenses, subpoenaing third parties involved in the provision of VAS. Likewise, with the advice of its legal counsel, Personal believes to have strong arguments for its defense in these lawsuits. However, given the absence of jurisprudential precedents, the final outcome of these claims cannot be assured.

•                  “Asociación por la Defensa de Usuarios y Consumidores c/Telecom Personal S.A.” claim

In 2008 the “Asociación por la Defensa de Usuarios y Consumidores” sued Personal, seeking damages for unspecified amounts, claiming the billing of calls to the automatic answering machine and the collection system called “send to end” in collective representation of an undetermined number of Personal customers.

Personal’s Management, with the advice of its legal counsel, had deemed to have solid arguments of defense and had originally classified this claim as a “remote contingency”. As of the date of issuance of these consolidated financial statements, this lawsuit is at a preliminary stage.

In the third quarter of 2015 Personal took knowledge of an adverse court ruling in a similar trial, promoted by the same consumers association against other mobile operator.

Personal’s Management, with the advice of its legal counsel, believes that it has strong arguments for its defense, but given the new jurisprudential precedent, the outcome of this claim cannot be ensured.

•                  Interest rate applicable to  the matters under Labor Courts of the City of Buenos Aires

On May 21, 2014 the National Labor Court of Appeals agreed, as a result of a divided vote, that the interest rate applicable to the matters under its jurisdiction in the City of Buenos Aires shall be the nominal annual rate for personal loans with free use of funds of the Argentine National Bank for a 49 to 60 month term (as of December 31, 2015 the mentioned rate was 3% per month). The Court also resolved that in those cases that the Court sentences are still pending, this new rate shall be applied as from the date on which each amount is due.

As from 2002 the above mentioned Court had resolved to apply the interest rate resulting from the monthly average of the interest rate used by the National Bank of Argentina for the granting of loans (as of December 31, 2015 the mentioned average rate was 2.055% per month). Therefore, this disposition represents an increase in the interest rate, which Telecom Argentina has reflected in its assessment of the provisions for pending labor claims. Although this Court’s decision is not compulsory for lower Courts, an additional risk exists since the Courts might intend to apply such rate retroactively to labor credits not yet acknowledged by a Court sentence.

Telecom Group’s Management, with the advice of its legal counsel, considers that there are solid legal arguments to argue against the retroactive application of this new rate. As of the date of issuance of these consolidated financial statements, Management cannot assure the result deriving from the decision of the Court of Appeals, until the lower Courts issue future opinions making their positions clear. Nevertheless, should a disadvantageous resolution prevail, it is estimated that shall not have a significant impact on the Group’s financial position and results of operations.

NORTEL INVERSORA S.A.

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

4.              Contingency Asset

•                  “AFA Plus Project Claim”

On July 20, 2012, Telecom Argentina entered into an agreement with the Argentine Football Association (“AFA”), for the provision of services to a system called “Argentine Football System Administration” (“AFA Plus Project”) related to the secure access to first division football stadiums whereby Telecom Argentina should provide the infrastructure and systems to enable the AFA to manage the aforementioned project. The recovery of investments and expenses incurred by Telecom Argentina and its profit margin would come from charging AFA with a referring price stated in 20% of the popular ticket price per each football fan that attend the stadiums during the term of the agreement, so the recoverability of Telecom Argentina’s assets related to the Project depended on AFA implementing the “AFA Plus Project”.

From 2012 and in compliance with its contractual obligations, Telecom Argentina made investments and incurred in expenses amounting to $179 (of which $140 are included in PP&E as of December 31, 2015) for the provision and installation of equipment and the execution of civil works for improving the football stadiums, registration centers equipment, inventories and material storage and attend other expenses directly associated with AFA Plus Project.

For several specific reasons of the Project, the football environment and the country context, the AFA Plus system was not implemented by AFA, not even partially. Accordingly, Telecom Argentina has not been able to begin collecting the agreed price.

Finally, throughout the agreement, Telecom Argentina received no compensation from AFA for the services provided and the work performed. In September 2014, AFA notified Telecom Argentina of its decision to terminate the agreement with Telecom Argentina, modifying the AFA Plus Project, and also informed that it will assume the payment of the investments and expenditures incurred by Telecom Argentina. Accordingly, negotiations between the parties have started.

In February 2015, AFA made a proposal to compensate the investments and expenditures incurred by Telecom Argentina through advertising exchange exclusively related to the AFA Plus Project (or the one that replaces this Project in the future), in the amount of US$ 12.5 million. If the advertising compensation was not operating in one year, AFA would pay to Telecom Argentina the mentioned amount. Telecom Argentina analyzed the quality of the assets offered by AFA in its offer of advertising exchange, and rejected the offer as insufficient.

New negotiations were conducted in 2015 to improve the mentioned offer (requiring a combination of cash payments and advertising) but a satisfactory agreement was not reached and negotiations were suspended for AFA internal affairs.

In October 2015, Telecom Argentina formally demanded that AFA pay the amounts due ($179.2 plus interest from its implementation). AFA rejected the claim but agreed to resume negotiations for a closing agreement which was then suspended by the AFA electoral process.

In January 2016 both parties have resumed conciliatory negotiations, while Telecom Argentina has reserved its right to exercise legal claims on the amounts due.

As of the date of issuance of these consolidated financial statements, although negotiations are not finished, both parties have not reached a satisfactory agreement. Telecom Argentina’s Management, with the assistance of its external advisor, believes it has solid factual and legal arguments for claiming and is evaluating the actions to follow for the recovery of the investments and expenses made.

It is worth mentioning that the impairment recorded by Telecom Argentina arising from the uncertainties related to the recoverable value of assets recognized by the AFA Plus Project (Works in Progress and Materials amounting to $140 as of December 31, 2015) have been only recorded for the purpose to comply with accounting standards and in no way involves giving up or limiting the rights given to Telecom Argentina as a genuine creditor for the AFA Plus Project agreement.

NORTEL INVERSORA S.A.

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

Commitments assumed by the Company and its shareholders as a result of the acquisition of 60% (as of December 31, 2015, approximately 55.60% of the outstanding shares of Telecom Argentina) are as follows:

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

c)    that Telecom Italia Group and W de Argentina – Inversiones S.A., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the List of Conditions, excluding sub-sections h) and n).

(b) Telecom Group Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $4,771 as of December 31, 2015 (of which $2,462 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in d) below and the commitments with the related parties described in Note 27 b).

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

In November 2003, Telecom Argentina contributed $1.5 at the inception of the Fund. In addition, Management announced that it is Telecom Argentina’s intention to promote agreements with local suppliers which would facilitate their access to financing.

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

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom Argentina. According to said proposal, Telecom Argentina:

•    engages Publicom to publish and print Telecom Argentina’s directories (“white pages”) for a 5-year period, which was extended annually;

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

NORTEL INVERSORA S.A.

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

As of the date of these consolidated financial statements, Núcleo has timely fulfilled its investments obligations and the total assets and services have been installed and are satisfactorily functioning. The CONATEL has disbursed approximately $11 related to this bidding.

Additionally, in August 2011, the CONATEL awarded Núcleo a new public bidding for the implementation of the expansion of the infrastructure of networks as a platform for the mobile telephony access services and the basic service in the Department of Caaguazú. Núcleo committed to install and render satisfactorily functioning all the assets and services covered by the bidding within six months from the date of signing of the contract, by means of an approximate investment of $6 of which $5 were subsidized by the CONATEL. As of the date of these consolidated financial statements, the work is finished. The CONATEL has disbursed approximately $4 related to this bidding.

CONATEL’s total differed disbursements as of December 31, 2015 amounted to $15 and were included under “Deferred revenues” line item, corresponding $5 and $4 to current and non-current deferred revenues, respectively, having accrued gains for $6 since fiscal year 2011.

(f) Commitments assumed from the acquisition of Spectrum by Personal

The Auction Terms and Conditions convened by SC Resolution No. 38/14 established high and demanding obligations of coverage and network deployment, which would require significant investments in PP&E that were estimated at the time of submission of Personal´s bid in approximately US$ 450 million over the next five years and whose failure could result in sanctions and adverse effects to Personal.

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

For further detail of the obligations involved, see SC Resolution No. 38/14 and its amendments and supplementary regulations.

Taking into account that the frequency bands of SC Resolution No.83/14 had been partially awarded, Personal requested the SC that all the mentioned deadlines were calculated from the date on which the frequency band 713-723 Mhz to 768-778 Mhz were awarded, what would complete Lot 8 award.

As of December 31, 2015, Personal’s management has invested in expanding coverage and network deployment in an amount of approximately US$ 95 million. There are also purchase orders issued related to this improvement for an amount of approximately US$ 31 million (included in b) above).

NORTEL INVERSORA S.A.

Note 19 — Equity

Equity includes:

	As of December 31,
	2015	2014
Equity attributable to Nortel (Controlling Company)	9,605	8,185
Equity attributable to non-controlling interest	8,048	6,751
Total equity (*)	17,653	14,936

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

(a) The Company’s Capital information

On September 9, 2003 Nortel took note of the agreement reached by the France Telecom Group with W de Argentina - Inversiones S.A. for the sale of their interest in the Company. In December 2003, the France Telecom Group and the Telecom Italia Group transferred their interests in Nortel to a new company called Sofora, while France Telecom Group sold its entire stake in Sofora to W de Argentina - Inversiones S.A.

Thus, all of the ordinary shares of Nortel belong to Sofora. As of December 31, 2015, these shares represent 78.38% of Nortel capital stock.

(b) Class “B” preferred shares

Class “B” preferred shares are subject to Argentine laws and to the jurisdiction of the City of Buenos Aires commercial courts.

The Terms of Issuance of Class “B” preferred shares provide that:

a)    Class “B” preferred shares are not redeemable.

b)    A non cumulative dividend equivalent to a percentage (49.46%) of the Company’s profits legally available for distribution. On April 25, 1997, an Extraordinary Shareholders’ Meeting resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%, currently 48.96%) beginning on June 16, 1997. This resolution was filed with the Public Registry of Commerce on July 16, 1997 under number 7,388. Before the total cancellation of the Class “A” preferred shares, which took place on June 14, 2012, the non-cumulative dividend corresponding to the Class “B” preferred shares was subject to the previous dividend and redemption payments on the Class “A” preferred shares.

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

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become liable or responsible for the payment of any debt excluding accounts payable resulting from the ordinary course of business, if as a result of doing so Telecom Argentina’s ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine accounting standards, exceeds 1.75:1. As of September 30, 2006, Telecom Argentina had exceeded such ratio exclusively as a consequence of the devaluation of the peso during year 2002. Since December 31, 2006, including as of December 31, 2015, such ratio is not exceeded.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No. 12,056. On January 27, 1998, as a result of such admittance, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

NORTEL INVERSORA S.A.

(c) Telecom Argentina’s Capital information

The total capital stock of Telecom Argentina amounts to 984,380,978, represented by an equal number of ordinary shares, of $1 argentine peso of nominal value each and one vote per share. The capital stock is fully integrated and registered with the IGJ.

Telecom Argentina’s shares are authorized by the CNV and the SEC, for public trading in the BCBA and the NYSE. Only Class “B” shares are traded since Nortel owns all of the outstanding Class “A” shares, which have regulatory restrictions, and Class “C” shares are dedicated to the share ownership plan.

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO.

(d) Share Ownership Plan

In 1992, a Decree from the Argentine government, which provided for the creation of Telecom Argentina upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class “C” shares was to be included in the PPP (an employee share ownership program sponsored by the Argentine government). Pursuant to the PPP, the Class “C” shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom Argentina and who elected to participate in the plan.

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

The remaining 4,593,274 Class “C” shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which was released. The General Ordinary and Extraordinary and Special Class “C” Shares Meetings held on December 15, 2011, approved that the power for the additional conversion of up to 4,593,274 Class “C” shares into the same amount of Class “B” shares in one or more tranches, be delegated to the Board of Directors. Of such amount, 4,351,393 Class “C” shares have already been converted into Class “B” shares in 9 tranches.

As of the date of issuance of these consolidated financial statements, 241,881 Class “C” shares are still pending to be converted into Class “B” shares.

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

(f) Acquisition of Treasury Shares of Telecom Argentina

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

NORTEL INVERSORA S.A.

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

The CNV did not answer Telecom Argentina’s request and its Board of Directors, at its meeting held on May 8, 2014, decided to conclude the request considering that the Treasury Shares Acquisition Program finished on April 30, 2014, which had been approved by Telecom Argentina’s Board of Directors Meeting held on May 22, 2013.

Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request a new opinion from the CNV to confirm whether Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (NT 2013).

Pursuant to Section 67 of Law No. 26,831, Telecom Argentina must sell its treasury shares within three years of the date of acquisition. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”.

As of December 31, 2015 Telecom Argentina owns 15,221,373 treasury shares, representing 1.55% of its total capital. The acquisition cost of these shares in the market amounted to $461.

(g) Law No. 27,181 Statement of public interest in the protection of the Argentine government’s equity interest that are part of the FGS investment portfolio (Sustainability Guarantee Fund)

On October 6, 2015 Law No. 27,181 was published in the Official Bulletin. Law No. 27,181:

(i) declares of public interest the protection of the Argentine government’s equity interest in the investment portfolio of the Sustainability Guarantee Fund of the Argentine Pension Integrated System (FGS) and its equity interests or share holdings in companies in which the Argentine government is a minority partner or where the Ministry of Economy and Public Finances holds shares or equity interest. Transfer of those interests is forbidden without prior authorization of two-thirds (2/3) of the National Congress.

(ii) creates the “Agencia Nacional de Participaciones Estatales en Empresas” (Argentine National Agency for Government Equity Interests in Companies) (ANPEE), as a decentralized body within the PEN, that will be responsible for the implementation of policies and actions involving the corporate rights of the above-mentioned equity interests, and for the oversight of the respective representatives of the Argentine government or the FGS or body proposed by them in said enterprises or companies.

(iii) establishes that the management and administration of the ANPEE will be performed by a Board of Directors composed of five (5) members including one (1) President, whose position will be performed by the Executive Director of the National Administration for the Social Security (ANSES), the Minister of Economy and Public Finance, who will hold the position of one (1) Director; one (1) Director appointed by the PEN and two (2) Directors proposed by the Bicameral Standing Committee of Government Equity Interests in Companies on the proposal of the parliamentary blocks, corresponding one (1) Director to the majority or first minority and one (1) Director to the first minority or second parliamentary minority, accordingly, as appropriate.

This new law is relevant to Telecom Argentina because the FGS has an equity interest in Telecom Argentina (approximately 25% according to its Annual Report as of December 31, 2015).

Note 20 — Financial instruments

Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2015 and 2014, the supplementary disclosures on financial instruments required by IFRS 7 and the detail of gains and losses established by IFRS 9.

NORTEL INVERSORA S.A.

		Fair value
As of December 31, 2015	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	487	450	—	937
Investments	561	1,202	—	1,763
Trade receivables	6,144	—	—	6,144
Other receivables (2)	344	454	12	810
Total	7,536	2,106	12	9,654

Liabilities
Trade payables	9,926	—	—	9,926
Loans	4,900	—	—	4,900
Salaries and social security payables	1,419	—	—	1,419
Other liabilities (2)	67	—	—	67
Total	16,312	—	—	16,312

		Fair value
As of December 31, 2014	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	395	609	—	1,004
Investments	353	1	—	354
Trade receivables	4,267	—	—	4,267
Other receivables (2)	172	—	—	172
Total	5,187	610	—	5,797

Liabilities
Trade payables	5,983	90	—	6,073
Loans	433	—	—	433
Salaries and social security payables	1,173	—	—	1,173
Other liabilities (2)	62	—	—	62
Total	7,651	90	—	7,741

(1) Includes 270 and 394 as of December 31, 2015 and  2014, respectively, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company and the Telecom Group.

(2) Only includes financial assets and liabilities according to the scope of IFRS 7.

Gains and losses by category — Year 2015

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	706	311
Financial liabilities at amortized cost	(2,499)	(624)
Financial assets at fair value through profit or loss (a)	891	—
Financial liabilities at fair value through profit or loss (b)	(23)	—
Total	(925)	(313)

(a)         Includes 199 corresponding to other short-term investments, 455 corresponding to NDF and 237 corresponding to Government bonds.

(b)         Corresponding to NDF.

Gains and losses by category — Year 2014

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	1,343	553
Financial liabilities at amortized cost	(968)	(62)
Financial assets at fair value through profit or loss (a)	182	—
Financial liabilities at fair value through profit or loss (b)	(139)	—
Total	418	491

(a)         Includes 140 corresponding to other short-term investments and 42 corresponding to NDF.

(b)         Corresponding to NDF.

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

NORTEL INVERSORA S.A.

Financial assets and liabilities recognized at fair value as of December 31, 2015 and 2014, their inputs, valuation techniques and the level of hierarchy are listed below:

Other short-term investments: These investments are included in Cash and cash equivalents. The Company and the Group had other short-term investments amounting to $450 and $609 as of December 31, 2015 and 2014, respectively. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end; therefore its valuation is classified as Level 1.

Government bonds: These bonds are included in “Investments” in the consolidated statement of financial position. As of December 31, 2015 the Group acquired Government bonds in an amount of $1,192. The fair value was determined using information from active markets, valuing each bond to its closing year market value, so, its valuation qualifies as Level 1.

Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates): The fair value of the Telecom Group’s NDF contracts, disclosed below in the chapter “Hedge Accounting” was determined by information obtained in the most representative financial institutions in Argentina, the derivative financial instruments’ valuation was classified as Level 2.

Tuves Paraguay S.A. shares purchase option: This option is included in “Non-current Investments” in the consolidated statement of financial position. The fair value amounted to $9 and was determined using net cash flows projections and assuming favorable macroeconomic variables, so, its valuation qualifies as Level 3. Interest rate used to calculate discounted cash flows is a US dollar rate of approximately 12.4%.

Changes in expectations and current assumptions could have a significant impact on projections used to estimate fair value.

Results generated by the recognition of the Tuves Paraguay S.A. share purchase option amount to $9 as of December 31, 2015 and are disclosed under financial results in the “Tuves Paraguay S.A. share purchase option” line.

During 2015 and 2014 there were no transfers between Levels of the fair value hierarchy.

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

The methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 7 as of December 31, 2015 and 2014 are as follows:

Cash and banks

Carrying amounts approximate its fair value.

Time deposits (included in Cash and cash equivalents and Investments)

The Company and Telecom Group consider as cash and cash equivalents all short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months, and those which their original maturity or remaining maturity at the date of purchase exceed 3 months, as investments. The carrying amount reported in the statement of financial position approximates fair value.

Investments

Investments in Government bonds and Argentine companies’ notes valued at amortized cost with its fair value at December 31, 2015 and 2014 are as follows:

	As of December 31, 2015		As of December 31, 2014
Investments	Book value	Fair value (*)	Book value	Fair value (*)
Government bonds (US dollar linked)	394	365	258	258
Provincial government bonds in pesos	32	32	11	11
Provincial and Municipal government bonds (US dollar linked)	135	118	56	51
Argentine companies notes in pesos	—	—	10	10
Argentine companies notes (US dollar linked)	—	—	18	18
Total	561	515	353	348

(*) According to IFRS selling costs are not deducted.

NORTEL INVERSORA S.A.

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

Loans

As of December 31, 2015 loans’ fair value amounts to $4,882 and its carrying value amounts to $4,900. As of December 31, 2014, the carrying value of the Group’s loans approximates its fair value and amounted to $433.

Salaries and social security payables

The carrying amount of Salaries and social security payables reported in the consolidated statement of financial position approximates its fair value.

Other receivables, net (except for NDF) and other liabilities

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

b)    At the beginning of the hedge relationship, there is a formal designation and documentation of the hedging relationship and objective and strategy for risk management of Telecom Group for undertaking the hedge. That documentation shall include identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the entity assesses whether the hedging relationship meets the requirements of hedge effectiveness (including analysis of sources of hedge ineffectiveness and how to determine the hedge ratio); and

c)    The hedging relationship satisfies the following requirements of hedge effectiveness:

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

•                  During 2015

Due to the existence of commitments denominated in US dollars as of December 31, 2015, the Telecom Group entered into several NDF agreements during 2015 to purchase a total amount of US$189 million. The purpose of these NDF is to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Telecom Argentina’s and Personal’s commitments (hedge item) to its functional currency. As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF in 2015 (net income of approximately $455) have also been recognized in the Income Statement, within Finance expenses — Exchange Differences. The Telecom Group recognizes the hedging instruments results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties. As of December 31, 2015, the Telecom Group has a current asset amounting to $466 and deferred results amounting to $13 (before income tax) related to the US$165 million outstanding NDF to such date, which will mature between January and July 2016.

During 1Q15, Personal also realized the remaining NDF entered as of December 31, 2014 for US$149 million, recording a net loss of $23 which was recognized in the Income Statement in 1Q15, within Finance expenses — Exchange Differences. The purpose of these NDF was also to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (hedge item) to its functional currency.

NORTEL INVERSORA S.A.

As part of their financial risk management and reduction of exchange rate risk policies, during 2015 Telecom Argentina and Personal acquired Government bonds denominated in US dollars (Bonar X 2017), at a cost of $522, with an annual interest rate of 7%, also in US dollars. These bonds were valued at fair value and generated a gain of $77 which was recognized in “Financial results - Gains on investments”.

•                  During 2014

Due to the existence of commitments denominated in US dollars as of December 31, 2014, the Telecom Group entered into several NDF agreements during 2014 to purchase a total amount of US$ 282 million (of which US$ 133 million matured between March and December 2014 and the remaining US$ 149 million matured between January 2015 and March 2015). The purpose of these NDF was to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of the commitments (hedged item) to Telecom Argentina and Personal functional currency. The effect of the fluctuation of the exchange rate over the hedged debts was recognized in the Income Statement and also the changes in the fair value of NDF entered into 2014 (net loss of approximately $97) within Finance income and expenses — Exchange Differences. The Group recognizes the NDF results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties. As of December 31, 2014, Personal had a current liability of $90 related to the US$ 149 million NDF remaining to such date.

In addition, during 2014, Personal entered into NDF for US$ 8 million maturing in October and November 2014 to hedge commercial debts for PP&E acquisition, which were qualified as “effective” cash flow hedges for accounting purposes.

Also, in order to mitigate the currency risk Personal acquired in 2014 Government bonds denominated in US dollars. Foreign exchange differences generated by the purchase of these Government bonds were recognized in “Foreign currency exchange losses”.

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

The information required by the amendment to IFRS 7 as of December 31, 2015 and 2014 is as follows:

	As of December 31, 2015
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and noncurrent assets (liabilities) - Gross value	7,832	822	(11,614)	(79)
Offsetting	(1,688)	(12)	1,688	12
Current and noncurrent assets (liabilities) — Booked value	6,144	810	(9,926)	(67)

	As of December 31, 2014
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and noncurrent assets (liabilities) - Gross value	5,524	183	(7,330)	(73)
Offsetting	(1,257)	(11)	1,257	11
Current and noncurrent assets (liabilities) — Booked value	4,267	172	(6,073)	(62)

(1) Includes financial assets and financial liabilities according to IFRS 7.

The Company and the Telecom Group offsets the financial assets and liabilities to the extent that such offsetting is provided by offsetting agreements and provided that the Group has the intention to make such offsetting, in accordance with requirements established in IAS 32. The main financial assets and liabilities offset correspond to transactions with other national and foreign operators (including interconnection, CPP and Roaming), being offsetting a standard practice in the telecommunications industry at the international level that the Telecom Group applies regularly. Offsetting is also applied to transactions with agents.

NORTEL INVERSORA S.A.

Note 21 — Revenues

The Telecom Group’s discloses its service revenues in three groups by nature: Voice, Data and Internet. At December 31, 2015, 2014 and 2013, the customers by segment and other significant operational information (unaudited) were the following:

	December 31,
	2015	2014	2013
Fixed services lines (in thousands)	4,043	4,093	4,124
ADSL subscribers (in thousands)	1,814	1,771	1,707
Personal mobile services customers (in thousands)	19,656	19,585	20,088
Núcleo mobile services customers (in thousands)	2,546	2,481	2,420
Local Measured Service (million of minutes)	10,786	11,943	12,896
International Long distance telephony (million of minutes)	636	818	801
Minutes used — mobile service (in billions)	22	24	22
Equipment and handsets sale — Personal (in thousands)	2,414	3,215	3,761
Equipment and handsets sale — Núcleo (in thousands)	163	113	106

Revenues and other income include:

	Years ended December 31,
	2015	2014	2013
Services
Voice — Retail	3,304	2,853	2,656
Voice — Wholesale	1,035	929	786
Internet	4,556	3,254	2,521
Data	1,780	1,470	963
Total Fixed services	10,675	8,506	6,926
Voice — Retail	6,964	5,330	4,773
Voice — Wholesale	1,884	1,953	1,930
Internet	6,254	3,335	2,088
Data	7,156	7,666	7,212
Total Personal mobile services	22,258	18,284	16,003
Voice — Retail	561	575	385
Voice — Wholesale	106	126	115
Internet	567	456	270
Data	313	331	313
Total Núcleo mobile services	1,547	1,488	1,083
Total services revenues (a)	34,480	28,278	24,012
Equipment
Fixed services - excluding network construction contracts	61	46	61
Fixed services - network construction contracts	—	7	19
Mobile services — Personal	5,796	4,920	3,126
Mobiles services — Núcleo	159	90	69
Total equipment revenues (b)	6,016	5,063	3,275
Total revenues (a)+(b)	40,496	33,341	27,287
Other income
Fixed services	38	26	33
Mobile services — Personal	5	21	24
Mobile services — Núcleo	—	—	6
Total other income (c)	43	47	63

Total revenues and other income (a)+(b)+(c)	40,539	33,388	27,350

Service revenues by type of service (regardless of the segment which originate them) are:

	Years ended December 31,
	2015	%	2014	%	2013	%
Voice — Retail	10,829	31	8,758	31	7,817	32
Voice — Wholesale	3,025	9	3,008	11	2,828	12
Total Voice	13,854	40	11,766	42	10,645	44
Data	9,249	27	9,467	33	8,488	36
Internet	11,377	33	7,045	25	4,879	20
Total services revenues	34,480	100	28,278	100	24,012	100

NORTEL INVERSORA S.A.

Note 22 — Operating expenses

Operating expenses disclosed by nature of expense amounted to $34,334, $27,964 and $22,850 for the years ended December 31, 2015, 2014 and 2013, respectively. The breakdown of Employee benefit expenses and severance payments, Cost of equipments and handsets, Provisions and Bad debt expenses are disclosed in Notes 13, 7, 17 and 5, respectively.

The main components of the remaining operating expenses are the following:

Interconnection costs and other telecommunication charges

	Years ended December 31,
	2015	2014	2013
Fixed telephony interconnection costs	(338)	(292)	(237)
Cost of international outbound calls	(181)	(191)	(133)
Lease of circuits and use of public network	(336)	(304)	(208)
Mobile Services - charges for roaming	(374)	(415)	(425)
Mobile Services - charges for TLRD	(941)	(872)	(826)
	(2,170)	(2,074)	(1,829)

Fees for services, maintenance, materials and supplies

	Years ended December 31,
	2015	2014	2013
Maintenance of hardware and software	(328)	(382)	(337)
Technical maintenance	(854)	(675)	(486)
Service connection fees for fixed lines and Internet lines	(224)	(205)	(193)
Service connection fees capitalized as SAC (Note 3.i)	14	7	6
Service connection fees capitalized as Intangible assets (Note 3.i)	36	30	30
Other maintenance costs	(399)	(315)	(260)
Obsolescence of inventories — Mobile Services Personal (Note 7)	(38)	(81)	(109)
Call center fees	(1,297)	(1,141)	(763)
Other fees for services	(796)	(543)	(507)
Directors and Supervisory Committee’s fees	(43)	(36)	(33)
	(3,929)	(3,341)	(2,652)

Taxes and fees with the Regulatory Authority

	Years ended December 31,
	2015	2014	2013
Turnover tax	(2,123)	(1,811)	(1,458)
Taxes with the Regulatory Authority	(917)	(729)	(637)
Tax on deposits to and withdrawals from bank accounts	(409)	(348)	(261)
Municipal taxes	(289)	(225)	(175)
Other taxes	(212)	(190)	(161)
	(3,950)	(3,303)	(2,692)

Commissions

	Years ended December 31,
	2015	2014	2013
Agent commissions	(2,659)	(2,061)	(1,641)
Agent commissions capitalized as SAC (Note 3.i)	1,172	913	551
Distribution of prepaid cards commissions	(635)	(582)	(593)
Collection commissions	(983)	(673)	(434)
Other commissions	(88)	(91)	(86)
	(3,193)	(2,494)	(2,203)

Advertising

	Years ended December 31,
	2015	2014	2013
Media advertising	(524)	(431)	(370)
Fairs and exhibitions	(137)	(176)	(139)
Other advertising costs	(153)	(185)	(147)
	(814)	(792)	(656)

Cost of VAS

	Years ended December 31,
	2015	2014	2013
Cost of mobile value added services	(1,218)	(920)	(697)
Cost of fixed value added services	(38)	(16)	(11)
	(1,256)	(936)	(708)

NORTEL INVERSORA S.A.

Other operating expenses

	Years ended December 31,
	2015	2014	2013
Transportation, freight and travel expenses	(768)	(559)	(451)
Delivery costs capitalized as SAC	85	59	39
Rental expense	(540)	(402)	(295)
Energy, water and others	(430)	(470)	(402)
International and satellite connectivity	(202)	(147)	(136)
	(1,855)	(1,519)	(1,245)

D&A

	Years ended December 31,
	2015	2014	2013
Depreciation of PP&E	(3,046)	(2,389)	(1,983)
Amortization of SAC and service connection costs	(1,045)	(811)	(867)
Amortization of other intangible assets	(347)	(43)	(23)
	(4,438)	(3,243)	(2,873)

Gain on disposal of PP&E and impairment of PP&E

	Years ended December 31,
	2015	2014	2013
Gain on disposal of PP&E	31	9	14
Impairment of PP&E — AFA project (Note 17.4)	(107)	36	(99)
Impairment of PP&E — former work in progress and others	(53)	(61)	(23)
Impairment of PP&E — access PP&E swap	(21)	—	—
Impairment of PP&E — mobile commercial and ERP systems	(49)	—	(65)
	(199)	(16)	(173)

Operating expenses, disclosed per function are as follows:

	Years ended December 31,
	2015	2014	2013
Operating costs	(20,578)	(17,345)	(13,700)
Administration costs	(1,850)	(1,423)	(1,090)
Commercialization costs	(11,594)	(9,096)	(7,617)
Other expenses — provisions	(113)	(84)	(270)
Gain on disposal of PP&E and impairment of PP&E	(199)	(16)	(173)
	(34,334)	(27,964)	(22,850)

Operating leases

Future minimum lease payments from of non cancellable operating lease agreements as of December 31, 2015, 2014 and 2013 are as follows:

	Less than 1 year	1-5 years	More than 5 years	Total
2013	372	524	71	967
2014	501	725	46	1,272
2015	436	890	31	1,357

Further information is provided in Note 3.j) to these consolidated financial statements.

Note 23 — Operating income

	Years ended December 31,
	2015	2014	2013
Operating income from services and other income
Revenues and other income	34,523	28,325	24,075
Operating expenses	(25,102)	(20,562)	(16,693)
Operating income before D&A (a)	9,421	7,763	7,382
D&A	(4,438)	(3,243)	(2,873)
Gain on disposal and impairment of PP&E	(199)	(16)	(173)
Operating income from services and other income	4,784	4,504	4,336

Operating income (loss) from equipment sales
Revenues	6,016	5,063	3,275
Cost of equipments and handsets	(4,595)	(4,143)	(3,111)
Operating income (loss) before D&A from equipment sales (b)	1,421	920	164

Total operating income	6,205	5,424	4,500

Consolidated operating income
Operating income before D&A (a)+(b)	10,842	8,683	7,546
D&A	(4,438)	(3,243)	(2,873)
Gain on disposal and impairment of PP&E	(199)	(16)	(173)
Total operating income	6,205	(5,424)	4,500

NORTEL INVERSORA S.A.

The breakdown of Operating income by segment is as follows:

Year ended December 31, 2015	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	10,713	23,810	—	34,523
Intersegment revenues	1,835	137	—	1,972
Third party operating expenses	(9,863)	(15,216)	(23)	(25,079)
Intersegment operating expenses	(137)	(1,834)	(1)	(1,972)
Operating income (loss) before D&A from services and other income (1)	2,548	6,897	(24)	9,444

Equipments revenues
Third party revenues	61	5,955	—	6,016
Third party operating expenses	(82)	(4,513)	—	(4,595)
Operating income (loss) before D&A from equipments revenues (2)	(21)	1,442	(24)	1,421
Total operating income (loss) before D&A (3)=(1)+(2)	2,527	8,339	(24)	10,842

D&A (4)	(1,526)	(2,912)	—	(4,438)
Gain on disposal and impairment of PP&E (5)	(91)	(108)	—	(199)
Operating income (loss) (6)=(3)-(4)+(5)	910	5,319	(24)	6,205

Net effect of the intersegment eliminations (7)	(1,698)	1,697	1	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	829	10,036	(23)	10,842
Net segment contribution to the Operating income (9)=(6)+(7)	(788)	7,016	(23)	6,205

Year ended December 31, 2014	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	8,532	19,793	—	28,325
Intersegment revenues	1,772	138	—	1,910
Third party operating expenses	(8,056)	(12,487)	(19)	(20,562)
Intersegment operating expenses	(138)	(1,772)	—	(1,910)
Operating income (loss) before D&A from services and other income (1)	2,110	5,672	(19)	7,763

Equipments revenues
Third party revenues	53	5,010	—	5,063
Third party operating expenses	(72)	(4,071)	—	(4,143)
Operating income before D&A from equipments revenues (2)	(19)	939	—	920
Total operating income (loss) before D&A (3)=(1)+(2)	2,091	6,611	(19)	8,683

D&A (4)	(1,230)	(2,013)	—	(3,243)
Gain on disposal and impairment of PP&E (5)	9	(25)	—	(16)
Operating income (loss) (6)=(3)-(4)+(5)	870	4,573	(19)	5,424

Net effect of the intersegment eliminations (7)	(1,634)	1,634	—	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	457	8,245	(19)	8,683
Net segment contribution to the Operating income (9)=(6)+(7)	(764)	6,207	(19)	5,424

Year ended December 31, 2013	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	6,959	17,116	—	24,075
Intersegment revenues	1,258	124	—	1,382
Third party operating expenses	(6,352)	(10,323)	(18)	(16,693)
Intersegment operating expenses	(124)	(1,258)	—	(1,382)
Operating income (loss) before D&A from services and other income (1)	1,741	5,659	(18)	7,382

Equipments revenues
Third party revenues	80	3,195	—	3,275
Third party operating expenses	(74)	(3,037)	—	(3,111)
Operating income before D&A from equipments revenues (2)	6	158	—	164
Total operating income (loss) before D&A (3)=(1)+(2)	1,747	5,817	(18)	7,546

D&A (4)	(1,019)	(1,854)	—	(2,873)
Gain on disposal and impairment of PP&E (5)	(106)	(67)	—	(173)
Operating income (loss) (6)=(3)-(4)+(5)	622	3,896	(18)	4,500

Net effect of the intersegment eliminations (7)	(1,134)	1,134	—	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	613	6,951	(18)	7,546
Net segment contribution to the Operating income (9)=(6)+(7)	(512)	5,030	(18)	4,500

NORTEL INVERSORA S.A.

Note 24 — Finance income and expenses

	Years ended December 31,
	2015	2014	2013
Interest on cash equivalents	20	284	615
Gains on investments (Argentine companies notes and Governments bonds)	432	165	39
Interest on receivables	183	161	124
Gains on other short-term investments	199	140	85
Foreign currency exchange gains	321	731	491
TUVES share purchase option	9	—	—
Other	1	2	5
Total finance income	1,165	1,483	1,359
Interest on loans — Núcleo and Personal	(566)	(30)	(17)
Interest on salaries and social security payable, other taxes payables and accounts payable	(26)	(27)	(29)
Interest on provisions (Note 17)	(137)	(118)	(75)
Loss on discounting of salaries and social security payables, other taxes payable and other liabilities	(9)	(5)	(8)
Foreign currency exchange losses (*) (**)	(1,456)	(1,003)	(713)
Interest on pension benefits (Note 16)	(28)	(23)	—
Other	(10)	—	(1)
Total finance expenses	(2,232)	(1,206)	(843)
Total finance income, net	(1,067)	277	516

(*) Includes 432, (97) and 55 of foreign currency exchange gains (losses), net generated by NDF for the years ended on December 31, 2015, 2014 and 2013, respectively.

(**) Includes (1), (228) and (151) of exchange differences generated by Government bonds for the years ended as of December 31, 2015, 2014 and 2013, respectively.

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

The following tables set forth the computation of basic and diluted net income per share for the years indicated:

	Years ended December 31,
	2015	2014	2013
Numerator:
Net income attributable to Nortel	1,891	2,039	1,720
Net income available to Class B Preferred Shares	(925.68)	(998.13)	(841.98)
Net income available to Ordinary Shares	965.32	1,040.87	878.02
Denominator:
Number of Ordinary Shares outstanding	5,330,400	5,330,400	5,330,400
Basic and diluted net income per Ordinary Share	181.04	195.27	164.72

Class B Preferred Shares:
Numerator:
Net income available to Class B Preferred Shares	925.68	998,13	841.98
Denominator:
Number of Class B Preferred Shares outstanding	1,470,455	1,470,455	1,470,455
Basic and diluted net income per Class B Preferred Share	629.52	678.79	572.60

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

NORTEL INVERSORA S.A.

•     the monitoring of the results achieved;

•     the exclusion of the use of financial instruments for speculative purposes.

The policies to manage and the sensitivity analyses of the above financial risks by Telecom Group are described below.

•             Market risk

The main Telecom Group’s market risks are its exposure to changes in foreign currency exchange rates in the markets in which it operates principally Argentina and Paraguay. As regards to changes in interest rates, as of December 31, 2015 the Telecom Group has mainly outstanding floating rate borrowings (see Note 12).

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

As of December 31, 2015 and 2014, the Company and Telecom Argentina have no financial debt outstanding during the fiscal years ended in those dates and to their closing dates. However, Telecom Argentina, Personal and Núcleo have part of its commercial debt nominated in US dollar and euros. Additionally, Personal’s and Núcleo’s bank overdrafts and Personal’s Notes are denominated its functional currency (argentine pesos and guaranties, respectively) and accrued interests at variable rates, while Personal’s financial debt is denominated in US dollar at variable rates and Núcleo’s financial debt is denominated in guaraníes (its functional currency) and accrued interests at fixed rates.

Additionally, the Company and the Telecom Group have cash and cash equivalents and investments denominated in US dollar and euros (approximately 89% of these items) that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency. On the other hand the Company and the Telecom Group hold investments adjustable to the variation of the US$/$ exchange rate (US dollar linked), and other short-term investments whose main underlying asset is also US dollar linked. They are also sensitive to variations in exchange rates and contribute to reduce the exposure of the commercial commitments in foreign currency. US dollar linked investments and US dollar linked other short-term investments represent approximately 54% of total cash and cash equivalent and investments of Telecom Group as of December 31, 2015.

The following table shows a breakdown of the Company and the Telecom Group’s net assessed financial position exposure to currency risk as of December 31, 2015 and 2014:

12.31.15
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	103	12.940	(iii) 1,353
G	234,194	0.002	520
EURO	4	14.068	54
Total assets			1,927

Liabilities
US$	(538)	13.040	(7,015)
G	(348,051)	0.002	(771)
EURO	(14)	14.210	(191)
Total liabilities			(7,977)
Net liabilities			(6,050)

(i)	US$ = US dollar; G= Guaraníes; SDR= Special Drawing Rights.
(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.
(iii)	Includes 616 corresponding to Government bonds at fair value (equivalent to US$46 million).

NORTEL INVERSORA S.A.

In order to partially reduce this net liability position in foreign currency, the Company and the Telecom Group, as of December 31, 2015, hold investments adjustable to the variation of the US$/$ exchange rate (US dollar linked) by $1,105 (see Note 20 — Financial Instruments) and other short-term investments whose main underlying asset are financial assets US dollar linked for a total amount of $338. According to this, the Company and the Telecom Group’s net liability position in foreign currency amounts to $4,607 as of December 31, 2015, equivalent to approximately US$ 353 million. Additionally, the Group entered into several NDF contracts as of December 31, 2015 amounting to US$ 165 million, so, the portion of the net liability position in foreign currency not covered by these instruments amounted to US$ 188 million as of December 31, 2015.

12.31.14
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	68	8.451	577
G	141,182	0.002	256
EURO	1	10.265	13
Total assets			846

Liabilities
US$	(436)	8.551	(3,725)
G	(276,621)	0.002	(503)
EURO	(9)	10.407	(97)
SDR	(1)	12.240	(8)
Total liabilities			(4,333)
Net liabilities			(3,487)

(i)	US$ = US dollar; G= Guaraníes, SDR= Special Drawing Rights.
(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2014, entered into several NDF contracts to purchase a total amount of US$149 million, hold investments adjustable to the variation of the US$/$ exchange rate (US dollar linked) by $332 (see Note 20 — Financial Instruments) and other short-term investments whose main underlying asset are financial assets US dollar linked for a total amount of $359. According to this, the Telecom Group’s net liability position in foreign currency amounted to $2,806 as of December 31, 2014, equivalent to approximately US$ 328 million. Additionally, the Group entered into several NDF contracts as of December 31, 2014 amounting to US$ 149 million, so, the portion of the net liability position in foreign currency not covered by these instruments amounted to US$ 179 million as of December 31, 2014.

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

Exchange rate risk — Sensitivity analysis

Based on the composition of the consolidated statement of financial position as of December 31, 2015, which is a net liability position in foreign currency of $6,050 equivalent to US$ 464 million, Telecom Argentina’s Management estimates that every variation in the exchange rate of $0.10 peso against the US dollar and proportional variations for Euros and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately $47 of the consolidated amounts of foreign currency position.

If we consider only the portion not covered by derivative financial instruments and other assets adjusted by the variation of the US dollar, the net liability position totaled $2,495 equivalent to US$ 191 million, and a variation of the exchange rate of $0.10 as described in the previous paragraph, would generate a variation of $19 in the consolidated financial position in foreign currency.

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

Interest rate risk — Sensitivity analysis

Within its structure of financial debt, Personal has bank overdrafts denominated in argentine pesos accruing interest at rates that are reset at maturity, notes that bear at interest at a mixed rate (fixed rate and floating rate) and a foreign bank loan denominated in US dollar that bears interest at a floating rate.

NORTEL INVERSORA S.A.

Management believes that any variation of 10 bps in the agreed interest rates would become in the following results:

Financial debt	Amount (in millions)		Effect (in millions)
Bank overdrafts		$3,146	3.1
Notes		$720	0.7
Bank loan	US$	40	0.5

This analysis is based on the assumption that this change in interest rates occurs at the same time and for the same periods.

This sensitivity analysis provides only a limited point of view of the sensitivity to market risk of certain financial instruments. The actual impact of changes in interest rates of financial instruments may differ significantly from this estimate.

•                  Credit risk

Credit risk represents the Company and the Telecom Group’s exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors, or from the possibility that a default situation of a counterpart could arise or from factors more strictly technical, commercial or administrative.

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

Date due	Banks and cash equivalents	Investments	Trade receivables, net	Other receivables, net	Total
Total due	—	—	1,301	—	1,301
Total not due	937	1,763	4,843	810	8,353
Total as of December 31, 2015	937	1,763	6,144	810	9,654

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with Telecom Group); (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $1,301 as of December 31, 2015 ($938 as of December 31, 2014).

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

NORTEL INVERSORA S.A.

•                  Liquidity risk

Liquidity risk represents the risk that the Company and the Telecom Group has no funds to accomplish its obligations of any nature (labor, commercial, fiscal and financial, among others).

The Company and the Telecom Group’s working capital breakdown and its main variations are disclosed below:

	2015	2014	Variation
Trade receivables	5,663	4,124	1,539
Other receivables	1,346	679	667
Inventories	2,193	721	1,472
Current liabilities (not considering financial debt)	(13,494)	(8,936)	(4,558)
Operative working capital - negative	(4,292)	(3,412)	(880)
Over revenues	(10.6)%	(10.2)%

Cash and cash equivalents	937	1,004	(67)
Investments	1,430	53	1,377
Current financial debt	(3,451)	(179)	(3,272)
Net Current financial debt	(1,084)	878	(1,962)

Negative operating working capital (current assets — current liabilities)	(5,376)	(2,534)	(2,842)
Liquidity rate	0.68	0.72	(0.04)

The Company and the Telecom Group have a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those it provides to its customers. According to this, the negative operating working capital amounted to $4,292 as of December 31, 2015 (increasing $880 vs. December 31, 2014) but continued positioning at similar levels (10.6% of consolidated revenues as of December 31, 2015). The principal change is related to the commercial debt to acquire PP&E that increased by approximately $3,058. The mentioned increase is mainly related to the Personal’s investment plan for 4G (LTE) deployment. The debt increase was partially offset by higher financing provided to subscribers to acquire handsets and the increase in handsets’ quantity and prices, among other reasons.

The investments made to acquire mobile spectrum totaled $5,786 (Note 2.h) and were financed with current and non-current loans, turning the Group’s net financial asset into a net financial debt. The current Group’s net financial debt as of December 31, 2015 amounted to $1,084 (higher financial debt of $1,962, where is worth mentioning the bank overdrafts at very reasonable rates, net of higher investments in Government bonds in foreign currency). During 2015 the Telecom Group returned to demand funds to the financial market in Argentina, what has allowed financing the Group’s growth in PP&E and intangible assets at very reasonable rates. The Group has an excellent credit rating (Personal’s notes have been qualified “AA+(arg)” by FIX SCR S.A) related to the Group’s operating cash flow record and low leverage (net financial debt ratio over company market value amounts only 5%). This change in the Group’s financial structure has been prudently managed in what relates to foreign exchange risk, as disclosed in Market Risk section, and without neglecting the Group’s shareholders compensation, who received cash dividends amounting to $804 in 2015. All the above mentioned generates that the total working capital (current assets - current liabilities) amounted to a net debt of $5,376 as of December 31, 2015, resulting from an increase in negative operating working capital and an increase in current net financial debt amounting to $880 and $1,962, respectively.

Despite these increases in absolute terms, consolidated liquidity ratio (current assets / current liabilities) remained at previous year’s similar levels, amounting to 0.68.

The Group has several financing sources and several offers from first-class international institutions to diversify its current short-term funding structure, which includes accessing to domestic and international capital market and obtaining competitive bank loans in what relates to terms and financial costs.

The low financial debt of the Group makes possible to obtain financial resources for longer terms at a reasonable cost. The Group’s management evaluates the national and international macroeconomic context to take advantage of market opportunities that allows it preserving its financial health for the benefit of its investors.

The Company and the Telecom Group manage its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. The average term of its investments should not exceed the average term of its obligations. Cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

The Company and the Telecom Group maintain a liquidity policy that results into a significant volume of available cash through its normal course of business as it is shown in the consolidated statement of cash flows. The Company and the Telecom Group have consolidated cash and cash equivalents amounting to $937 (equivalent to US dollar 72 million) as of December 31, 2015 (in 2014, $1,004, equivalent to US dollar 119 million).

NORTEL INVERSORA S.A.

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Maturity Date	Trade payables	Debt	Salaries and social security payables	Other liabilities	Total
Due	(*) 1,051	—	—	—	1,051
January 2016 thru December 2016	8,834	3,698	1,262	61	13,855
January 2017 thru December 2017	38	1,959	90	6	2,093
January 2018 thru December 2018	8	459	32	—	499
January 2019 and thereafter	6	—	35	—	41
	9,937	6,116	1,419	67	17,539

(*) As of the date of issuance of these consolidated financial statements, $506 were paid.

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2015 and 2014.

The Company and the Telecom Group do not have to comply with regulatory capital adequacy requirements.

Note 27 — Related party balances and transactions

(a) Controlling group

Nortel’s ordinary shares are owned by Sofora. As of December 31, 2015 Nortel’s ordinary shares represented 78.38% of Nortel’s capital stock.

During 2011, Telecom Italia International N.V. acquired 8% of all Nortel Class “B” Preferred Shares and Telecom Argentina Class “B” shares, representing 1.58 % of Telecom Argentina’s capital stock, through Tierra Argentea S.A. (Tierra Argentea), its controlled company incorporated in Argentina.

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

On December 10, 2013, Tierra Argentea transferred to the Fintech Group Telecom Argentina’s Class B shares representing 1.58% of its capital stock and Nortel’s ADSs representing 8% of the total Nortel’s Class “B” Preferred Shares.

On October 25, 2014, Telecom Italia S.p.A. announced the acceptance of an offer by the Fintech Group to amend and restate the agreement announced on November 14, 2013. Within the frame of this amendment agreement: 1) on October 29, 2014 Telecom Italia International N.V. agreed the transfer of 17% of the capital stock of Sofora to the Fintech Group; 2) it was confirmed that the transfer of the 51% controlling interest in Sofora is subject to the prior regulatory approval of the SC (or the regulatory authority that replaces it) and closing of the transaction will not occur until such approval is obtained. It is expected that the transfer of such controlling interest will take place within the next two and one-half years.

It was informed that the majority of the members of Sofora’s Board of Directors will continue to be appointed by the Telecom Italia Group until the regulatory authorizations in Argentina are obtained and the transfer of the 51% controlling interest in Sofora is completed. No material changes in Sofora and its subsidiaries’ corporate governance are expected.

NORTEL INVERSORA S.A.

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

As of the date of issuance of these consolidated financial statements, Sofora’s shares belong to Telecom Italia S.p.A. (32.5%), Telecom Italia International N.V. (18.5%); W de Argentina - Inversiones S.A. (32%) and Fintech Telecom LLC (17%).  According to its indirect equity interest, the economic rights of Telecom Italia Group in Telecom Argentina amounted to 14.5% as of December 31, 2015.

On October 16, 2015 Resolution No. 491/15 of the Federal Authority of Information Technology and Communications (“AFTIC”) was published in the Official Bulletin. This body has absorbed, among others, the duties of the SC. Through the mentioned Resolution, the authorization to transfer to Fintech the controlling interest of Telecom Italia in Sofora Telecomunicaciones S.A. was denied. The Resolution is available in www.boletinoficial.gob.ar.

It should be noted that, in 2010, the SC issued Resolution No. 136/10 whereby, at the Telecom Argenitna’s request, the Operator figure included in the List of Conditions for the privatization of Entel approved by Decree No. 62/90, as amended, is annulled. The grounds for this SC Resolution 136/10 states that “as the exclusivity period ended and after twenty years of service provision by Telecom Argentina, the experience is deemed to have been acquired by the licensee and is not imperative at present the maintenance of such figure”.  Article 3 of the Resolution disposals provides: “Rescind the Operator figure included in the List of Conditions, Decree No. 62/90, as amended, regarding Telecom Argentina S.A.” Accordingly, Telecom Argentina has been developing its activities since 2010 based on this regulatory framework in force.

As informed by Telecom Italia S.p.A, Fintech refused the AFTIC Resolution No. 491/15.

Telecom Argentina also refused the AFTIC Resolution No. 491/15 related to its rights as licensee.

On February 17, 2016 Telecom Argentina was notified of ENACOM Resolution No.64/16, which partially considered the appeal filed by Telecom Argentina and other companies against the AFTIC Resolution No.491/15, and provides to continue the analysis of the transfer transaction of Sofora’s stake interest hold by Telecom Italia in accordance with current regulations, particularly article 13 of Law No.27,078 (LAD), as amended by Decree No.267/15.

On February 24, 2016 Telecom Argentina was notified of the Mandatory Acquisition Public Offer (“OPA”) which implicates change of control, promoted and formulated by Fintech Telecom LLC related to all Class “B shares issued by Telecom Argentina that are listed in Mercado de Valores de Buenos Aires S.A. The OPA background and purpose, price, timing and terms of acceptance and the detail of the facts that condition its performance are described in the OPA notice published in the newspaper “El Cronista Comercial” on February 24, 2016 in its page No.5.Additional information is available in “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in “Company filings search” section (Telecom Italia S.p.A and Telecom Argentina) of the SEC in www.sec.gov.

Demerger of Telco S.p.A. and Telefónica, S.A. (of Spain) indirect stake

Telefónica, S.A. (of Spain) has reported that, having obtained the approval of CADE (the Brazilian antitrust authority), ANATEL (Brazilian regulatory authority); CNDC (Argentinean antitrust authority) and Istituto per la Vigilanza sulle Assicurazioni IVASS (Italian insurance regulatory authority), the demerger of Telco S.p.A. has been formalized and its shareholders have assumed, through its subsidiaries, the direct stakes in Telecom Italia S.p.A. The Telco S.p.A. Shareholders’ Agreement has also become ineffective.

NORTEL INVERSORA S.A.

Regarding the Telefónica, S.A. (of Spain) stake, on June 24, 2015 such company informed to the CNV and the BCBA the “divesting of its entire stake in Telecom Italia S.p.A.”.

“Telco” and “TI-W” Commitments

In Telecom Argentina’s 2014 Annual Report, Note B.4.2, a reference was made to the commitment accepted through Resolution No. 148/10 of the Secretariat of Economic Policy (“Telco Commitment”) and the commitment accepted through Resolution No. 149/10 of the Secretariat of Economic Policy (“TI-W Commitment”) (the “Telco Commitment” and the “TI-W Commitment”, together, the “Commitments”), both presented through the CNDC with the purpose of ensuring the segregation and independence between the activities in the Argentine market of (a) Telefónica, S.A. (of Spain) and its subsidiaries, on one side and (b) the Telecom Italia Group, certain subsidiaries of Telecom Italia and the Telecom Group, on the other side, aimed to preserve and encourage the level of competition of their activities in the Argentine market.

On June 24, 2015 Telefónica, S.A. (of Spain) informed to the CNV and the BCBA the “divesting of its entire stake in Telecom Italia S.p.A”.

According to the provisions of Clause 9.2 from the Telco Commitment and to Clause 3 of the TI-W Commitment, the mentioned Telefónica, S.A. (of Spain) divestment and the end of the validity of the Telco S.p.A Shareholders’ Agreement also represents the end of the validity of the Commitments.

For that reason, on July 6, 2015, Telecom Italia S.p.A. submitted a note to the CNDC informing that the end of the validity of the Commitments had been configured, according to that contemplated in Clause 9.2 from the Telco Commitment and Clause 3 of the TI-W Commitment.

On July 7, 2015, Nortel submitted a note to the CNDC adhering to the presentation made by Telecom Italia S.p.A. and requiring the extinction of the validity of the Commitments for the same reasons exposed by Telecom Italia S.p.A on its note.

As of the date of issuance of these consolidated financial statements, the CNDC has not expressed its opinion about this matter.

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

NORTEL INVERSORA S.A.

The following is a summary of the balances and transactions with related parties as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, respectively:

		As of December 31,
	Type of related party	2015	2014
CURRENT ASSETS
Cash and cash equivalents
Banco Atlas S.A.(a)	Other related party	2	—
Total cash and cash equivalents		2	—
Trade receivables
TIM Participações S.A. (b)	Other related party	13	5
Latin American Nautilus Argentina S.A. (b)	Other related party	1	3
Telecom Italia S.p.A. (b)	Parent company	3	1
Telecom Italia Sparkle S.p.A. (b)	Other related party	—	1
Experta Aseguradora de Riesgos del Trabajo ART S.A. (d) (f)	Other related party	1	—
Total trade receivables, net		18	10
Other receivables
Latin American Nautilus Ltd. (b) (e)	Other related party	36	52
Caja de Seguros S.A. (c)	Other related party	3	46
Telteco S.A. (i)	Other related party	—	3
Total other receivables, net		39	101

NON CURRENT ASSETS
Other receivables
Latin American Nautilus Ltd. (e)	Other related party	—	36

CURRENT LIABILITIES
Trade payables
Italtel Group (b)	Other related party	160	61
Latin American Nautilus Ltd. (b)	Other related party	53	11
Telecom Italia S.p.A. (b)	Parent company	28	16
Telecom Italia Sparkle S.p.A. (b)	Other related party	27	13
Latin American Nautilus USA Inc. (b)	Other related party	3	2
Latin American Nautilus Argentina S.A. (b)	Other related party	2	—
TIM Participações S.A. (b)	Other related party	2	—
Caja de Seguros S.A. (c)	Other related party	46	57
Experta Aseguradora de Riesgos del Trabajo ART S.A. (d) (f)	Other related party	12	8
Universal Music Argentina S.A. (g)	Other related party	10	—
Haras El Capricho S.A. (h)	Other related party	1	—
Telteco S.A. (i)	Other related party	5	—
Total trade payables		349	168

	Transaction		Years ended December 31,
Services rendered	description	Type of related party	2015	2014	2013
Editorial Azeta S.A. (a)	Voice retail	Other related party	3	3	—
Banco Atlas S.A. (a)	Voice retail	Other related party	1	1	—
Telecom Italia Sparkle S.p.A. (b)	International inbound calls	Other related party	23	26	17
TIM Participações S.A. (b)	Roaming	Other related party	6	11	13
Latin American Nautilus Argentina S.A. (b)	International inbound calls and roaming	Other related party	7	9	2
Telecom Italia S.p.A. (b)	Roaming	Parent company	4	2	3
Caja de Seguros S.A. (c)	Recovery of insurance, voice retail and data	Other related party	524	404	231
Total services rendered			568	456	266

	Transaction		Years ended December 31,
Services received	description	Type of related party	2015	2014	2013
Editorial Azeta S.A. (a)	Advertising	Other related party	(2)	(2)	—
Latin American Nautilus Ltd. (b).	International inbound calls and data	Other related party	(71)	(147)	(104)
Grupo Italtel (b)	Maintenance, materials and supplies	Other related party	(125)	(63)	(65)
Telecom Italia Sparkle S.p.A. (b)	International outbound calls and others	Other related party	(58)	(52)	(31)
TIM Participações S.A. (b)	Roaming	Other related party	(11)	(19)	(13)
Telecom Italia S.p.A. (b)	Fees for services and roaming	Parent company	(33)	(18)	(23)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	Other related party	(7)	(12)	(9)
Latin American Nautilus USA Inc. (b)	International outbound calls	Other related party	(7)	(8)	(7)
Caja de Seguros S.A. (c)	Insurance	Other related party	(36)	(29)	(18)
Experta Aseguradora de Riesgos del Trabajo ART S.A. (d) (f)	Salaries and social security - Insurance	Other related party	(100)	(61)	(47)
La Estrella Seguros de Retiro S.A. (d)	Insurance	Other related party	(5)	(9)	(9)
Universal Music Argentina S.A. (g)	VAS costs	Other related party	(4)	—	—
Haras El Capricho S.A. (h)	Advertising	Other related party	(1)	—	—
Telteco S.A. (i)	Fees for services	Other related party	(14)	(7)	—
Total services received			(474)	(427)	(326)

(a)	Such companies relate to ABC Telecommunications Group of Paraguay.
(b)	Such companies relate to Telecom Italia Group.
(c)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 it relates to Telecom Italia Group.
(d)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 it relates to W de Argentina - Inversiones S.A.
(e)	Corresponds to an agreement of lease-mode IP international capacity until December 2016. Telecom Argentina paid approximately $267.6 on February 2013 for this agreement.
(f)	Until September 9, 2015 this company was La Caja Aseguradora de Riesgos del Trabajo ART S.A.
(g)	Such companies relate to Telecom Italia Group since November 1, 2015.
(h)	Such companies relate to W de Argentina – Inversiones S.A.
(i)	Such companies relate to a Board of Directors member appointed by W de Argentina – Inversiones S.A.

NORTEL INVERSORA S.A.

		Years ended December 31,
Purchases of PP&E and intangible assets	Type of related party	2015	2014	2013
Italtel Group (b)	Other related party	103	153	153
Telteco S.A. (i)	Other related party	4	12	2
Total purchases of PP&E and intangible assets		107	165	155

		As of December 31,
Commitments	Type of related party	2015	2014
	Other related parties	221	329
		221	329

(a)	Such companies relate to ABC Telecommunications Group of Paraguay.
(b)	Such companies relate to Telecom Italia Group.
(c)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 it relates to Telecom Italia Group.
(d)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 it relates to W de Argentina - Inversiones S.A.
(e)	Corresponds to an agreement of lease-mode IP international capacity until December 2016. Telecom Argentina paid approximately $267.6 on February 2013 for this agreement.
(f)	Until September 9, 2015 this company was La Caja Aseguradora de Riesgos del Trabajo ART S.A.
(g)	Such companies relate to Telecom Italia Group since November 1, 2015.
(h)	Such companies relate to W de Argentina – Inversiones S.A.
(i)	Such companies relate to a Board of Directors member appointed by W de Argentina – Inversiones S.A.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01 and Law No. 26,831.

(e) Telecom Group’s Key Managers

Compensation for the Telecom Group’s Key Managers, including social security contribution, amounted to $106, $56 and $70 for the years ended December 31, 2015, 2014 and 2013, respectively, and was recorded as expenses under the line item “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Years ended December 31,
	2015	2014	2013
Salaries (1)	37	31	34
Variable compensation (1)	26	7	21
Social security contributions	18	11	12
Termination benefits	25	7	3
	106	56	70

(1) Gross compensation. Social security contributions and income tax retentions that are deducted from the gross compensation are in charge of the employee.

As of December 31, 2015, 2014 and 2013, respectively, an amount of $30, $8 and $25 remained unpaid.

The estimated compensation of the members of the Company’s Board of Directors for fiscal year 2015 is approximately of $6. The compensation for the members of the Company’s Board of Directors approved by the Ordinary Annual Shareholders’ Meeting for fiscal years 2014 and 2013 were approximately of $5 and $3, respectively. The members and alternate members of the Board of Directors do not hold executive positions in the Company or Company’s subsidiaries.

NORTEL INVERSORA S.A.

Note 28 — Segment information

Until fiscal year ended December 31, 2013, the Telecom Group carried out its activities through six companies, each identified as an operating segment. On February 19, 2014 Personal sold its equity interest in Springville; which results, assets and liabilities were included in the “Personal Mobile Services” segment and which figures were immaterial.  Since July 2014, Núcleo has constituted a new Paraguayan controlled company (Personal Envíos), which is included in the segment “Núcleo Mobile Services”. Therefore, as from December 31, 2014 and 2015, the Telecom Group carries out its activities through six companies which were consolidated by the end of fiscal year 2014 and 2015.

The Telecom Group has combined the operating segments into three reportable segments: “Fixed Services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Segment financial information for the years 2015, 2014 and 2013 was as follows:

NORTEL INVERSORA S.A.

For the year ended December 31, 2015

•             Income statement information

	Fixed	Mobile Services
	Services	Personal	Núcleo	Subtotal	Nortel	Eliminations	Total
Total revenues and other income (1)	12,609	28,203	1,717	29,920	—	(1,990)	40,539
Employee benefit expenses and severance payments	(5,268)	(1,856)	(129)	(1,985)	(5)	—	(7,258)
Interconnection costs and other telecommunication charges	(719)	(2,686)	(154)	(2,840)	—	1,389	(2,170)
Fees for services, maintenance, materials and supplies	(1,769)	(2,417)	(152)	(2,569)	(10)	419	(3,929)
Taxes and fees with the Regulatory Authority	(818)	(3,071)	(54)	(3,125)	(7)	—	(3,950)
Commissions	(268)	(2,774)	(199)	(2,973)	—	48	(3,913)
Cost of equipments and handsets	(82)	(4,328)	(185)	(4,513)	—	—	(4,595)
Advertising	(108)	(628)	(78)	(706)	—	—	(814)
Cost of VAS	(38)	(1,136)	(82)	(1,218)	—	—	(1,256)
Provisions	(17)	(96)	—	(96)	—	—	(113)
Bad debt expenses	(79)	(462)	(23)	(485)	—	—	(564)
Other operating expenses	(934)	(960)	(93)	(1,053)	(2)	134	(1,855)
Operating income before D&A	2,509	7,789	568	8,357	(24)	—	10,842
Depreciation of PP&E	(1,341)	(1,379)	(326)	(1,705)	—	—	(3,046)
Amortization of intangible assets	(185)	(1,141)	(66)	(1,207)	—	—	(1,392)
Gain on disposal of PP&E	(91)	(109)	1	(108)	—	—	(199)
Operating income	892	5,160	177	5,337	(24)	—	6,205
Financial results, net	(173)	(864)	(65)	(929)	35	—	(1,067)
Income before income tax expense	719	4,296	112	4,408	11	—	5,138
Income tax expense, net	(155)	(1,522)	(15)	(1,537)	(12)	—	(1,704)
Net income (loss)	564	2,774	97	2,871	(1)	—	3,434

Net income attributable to Nortel (Controlling Company)	1,891
Net income attributable to non-controlling interest	1,543
3,434

(1)

Service revenues	10,675	22,258	1,547	23,805	—	—	34,480
Equipment sales	61	5,796	159	5,955	—	—	6,016
Other income	39	5	—	5	—	(1)	43
Subtotal third party revenues and other income	10,775	28,059	1,706	29,765	—	—	40,539
Intersegment revenues	1,834	144	11	155	—	(1,989)	—
Total revenues and other income	12,609	28,203	1,717	29,920	—	(1,990)	40,539

•             Balance sheet information

PP&E, net	9,280	6,899	1,784	8,683	—	—	17,963
Intangible assets, net	443	7,131	86	7,217	—	(1)	7,659
Capital expenditures on PP&E (a)	2,846	3,157	393	3,550	—	—	6,396
Capital expenditures on intangible assets (b)	233	3,395	76	3,471	—	—	3,704
Total capital expenditures (a)+ (b)	3,079	6,552	469	7,021	—	—	10,100
Total additions on PP&E and intangible assets	3,514	7,158	490	7,648	—	—	11,162
Net financial asset (debt)	560	(2,372)	(465)	(2,837)	67	—	(2,210)

•             Geographic information

	Total revenues and other income		Total non- current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	38,633	38,344	24,844
Abroad	1,863	2,152	2,129
Total	40,496	40,496	26,973

NORTEL INVERSORA S.A.

For the year ended December 31, 2014

•             Income statement information

	Fixed	Mobile Services
	Services	Personal	Núcleo	Subtotal	Nortel	Eliminations	Total
Total revenues and other income (1)	10,357	23,353	1,588	24,941	—	(1,910)	33,388
Employee benefit expenses and severance payments	(4,021)	(1,452)	(118)	(1,570)	(4)	—	(5,595)
Interconnection costs and other telecommunication charges	(676)	(2,592)	(192)	(2,784)	—	1,386	(2,074)
Fees for services, maintenance, materials and supplies	(1,402)	(2,145)	(137)	(2,282)	(8)	351	(3,341)
Taxes and fees with the Regulatory Authority	(723)	(2,527)	(47)	(2,574)	(6)	—	(3,303)
Commissions	(210)	(2,181)	(156)	(2,337)	—	53	(2,494)
Cost of equipments and handsets	(72)	(3,959)	(112)	(4,071)	—	—	(4,143)
Advertising	(151)	(563)	(78)	(641)	—	—	(792)
Cost of VAS	(16)	(856)	(64)	(920)	—	—	(936)
Provisions	(115)	31	—	31	—	—	(84)
Bad debt expenses	(89)	(315)	(20)	(335)	—	—	(424)
Other operating expenses	(791)	(761)	(86)	(847)	(1)	120	(1,519)
Operating income before D&A	2,091	6,033	578	6,611	(19)	—	8,683
Depreciation of PP&E	(1,084)	(1,002)	(303)	(1,305)	—	—	(2,389)
Amortization of intangible assets	(146)	(648)	(60)	(708)	—	—	(854)
Gain on disposal of PP&E	9	(25)	—	(25)	—	—	(16)
Operating income	870	4,358	215	4,573	(19)	—	5,424
Financial results, net	275	—	(22)	(22)	24	—	277
Income before income tax expense	1,145	4,358	193	4,551	5	—	5,701
Income tax expense, net	(403)	(1,542)	(22)	(1,564)	(8)	—	(1,975)
Net income (loss)	742	2,816	171	2,987	(3)	—	3,726

Net income attributable to Nortel (Controlling Company)	2,039
Net income attributable to non-controlling interest	1,687
3,726

(1)

Service revenues	8,506	18,284	1,488	19,772	—	—	28,278
Equipment sales	53	4,920	90	5,010	—	—	5,063
Other income	26	21	—	21	—	—	47
Subtotal third party revenues and other income	8,585	23,225	1,578	24,803	—	—	33,388
Intersegment revenues	1,772	128	10	138	—	(1,910)	—
Total revenues and other income	10,357	23,353	1,588	24,941	—	(1,910)	33,388

•             Balance sheet information

PP&E, net	7,751	4,688	1,370	6,058	—	—	13,809
Intangible assets, net	395	4,877	60	4,937	—	(1)	5,331
Capital expenditures on PP&E (a)	2,112	1,896	296	2,192	—	—	4,304
Capital expenditures on intangible assets (b)	165	4,427	61	4,488	—	—	4,653
Total capital expenditures (a)+ (b)	2,277	6,323	357	6,680	—	—	8,957
Total additions on PP&E and intangible assets	2,628	6,564	355	6,919	—	—	9,547
Net financial asset (debt)	219	693	(167)	526	179	—	924

•             Geographic information

	Total revenues and other income		Total non- current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	31,697	31,428	18,414
Abroad	1,691	1,960	1,510
Total	33,388	33,388	19,924

NORTEL INVERSORA S.A.

For the year ended December 31, 2013

•             Income statement information

	Fixed	Mobile Services
	Services	Personal	Núcleo	Subtotal	Nortel	Eliminations	Total
Total revenues and other income (1)	8,297	19,269	1,166	20,435	—	(1,382)	27,350
Employee benefit expenses and severance payments	(2,991)	(1,077)	(84)	(1,161)	(3)	—	(4,155)
Interconnection costs and other telecommunication charges	(525)	(2,148)	(171)	(2,319)	—	1,015	(1,829)
Fees for services, maintenance, materials and supplies	(1,126)	(1,634)	(101)	(1,735)	(11)	220	(2,652)
Taxes and fees with the Regulatory Authority	(578)	(2,076)	(35)	(2,111)	(3)	—	(2,692)
Commissions	(177)	(1,970)	(112)	(2,082)	—	56	(2,203)
Cost of equipments and handsets	(74)	(2,956)	(81)	(3,037)	—	—	(3,111)
Advertising	(159)	(442)	(55)	(497)	—	—	(656)
Cost of VAS	(11)	(663)	(34)	(697)	—	—	(708)
Provisions	(169)	(101)	—	(101)	—	—	(270)
Bad debt expenses	(58)	(214)	(11)	(225)	—	—	(283)
Recovery of restructuring costs / restructuring costs	8	—	—	—	—	—	8
Other operating expenses	(690)	(598)	(55)	(653)	(1)	91	(1,253)
Operating income before D&A	1,747	5,390	427	5,817	(18)	—	7,546
Depreciation of PP&E	(905)	(888)	(190)	(1,078)	—	—	(1,983)
Amortization of intangible assets	(114)	(740)	(36)	(776)	—	—	(890)
Gain on disposal of PP&E and impairment of PP&E	(106)	(68)	1	(67)	—	—	(173)
Operating income	622	3,694	202	3,896	(18)	—	4,500
Financial results, net	213	334	(19)	315	(12)	—	516
Income before income tax expense	835	4,028	183	4,211	(30)	—	5,016
Income tax expense, net	(297)	(1,472)	(23)	(1,495)	(15)	—	(1,807)
Net income (loss)	538	2,556	160	2,716	(45)	—	3,209

Net income attributable to Nortel (Controlling Company)	1,720
Net income attributable to non-controlling interest	1,489
3,209

(1)

Service revenues	6,926	16,003	1,083	17,086	—	—	24,012
Equipment sales	80	3,126	69	3,195	—	—	3,275
Other income	33	24	6	30	—	—	63
Subtotal third party revenues and other income	7,039	19,153	1,158	20,311	—	—	27,350
Intersegment revenues	1,258	116	8	124	—	(1,382)	—
Total revenues and other income	8,297	19,269	1,166	20,435	—	(1,382)	27,350

•             Balance sheet information

PP&E, net	6,557	3,604	1,065	4,669	—	—	11,226
Intangible assets, net	376	1,098	46	1,144	—	(1)	1,519
Capital expenditures on PP&E (a)	2,037	1,646	281	1,927	—	—	3,964
Capital expenditures on intangible assets (b)	118	723	46	769	—	—	887
Total capital expenditures (a)+ (b)	2,155	2,369	327	2,696	—	—	4,851
Total additions on PP&E and intangible assets	2,453	2,437	324	2,761	—	—	5,214
Net financial asset (debt)	1,669	3,896	(211)	3,685	77	—	5,431

•             Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	26,118	25,937	12,236
Abroad	1,232	1,413	1,145
Total	27,350	27,350	13,381

NORTEL INVERSORA S.A.

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

Below are detailed the additional disclosures required by this standard related to Telecom Argentina’s summarized financial information as of December 31, 2015 and 2014 and for the years ended as of December 31, 2015, 2014 and 2013.

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

The Ordinary and Extraordinary Shareholders Meeting held on June 22, 2015 approved the Telecom Argentina’s corporate purpose change, adapting it to the new definition of ICT services of the LAD and, thus, including the possibility of providing Audiovisual Communication Services.  Telecom Argentina obtained authorization from the AFTIC and later of the CNV and IGJ, which registered the amendment of the Telecom Argenitna’s bylaws on September 26, 2015.

Nortel holds 54.74% of Telecom Argentina’s capital stock( 51% of Telecom Argentina’s Class “A” shares and 3.74% of Telecom Argentina’s Class “B shares), which allows it to control Telecom Argentina and determine its operating and financial policies, so, as a consequence, these consolidated financial statements include the consolidation of Telecom Argentina’s assets, liabilities, results and cash flows. As a result of Telecom Argentina’s Treasury Shares Acquisition Process described in Note 19.f) to these consolidated financial statements, Nortel’s equity interest in Telecom Argentina amounts to 55.60% of the Telecom Argentina’s outstanding shares as of December 31, 2015. The non-controlling interest of Telecom Argentina as of December 31, 2015 is as follow:

Type of Investor	%
ANSES (*)	24.99
ADS — NYSE	14.52
Other third parties - BCBA	4.17
Treasury shares	1.55
Total public offer	45.23

(*) According shareholding in Caja de Valores.

The remaining 0.03% of the outstanding shares is represented by the Class “C” shares from the share ownership program created by Law No. 23,696.

Below is disclosed relevant summarized financial information of Telecom Argentina as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, according to the consolidated financial statements approved by Telecom Argentina’s Board of Directors held on February 26, 2016 and including the Report of Independent Registered Public Accounting Firm with no observations.

NORTEL INVERSORA S.A.

TELECOM ARGENTINA’S CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

	As of December 31,
	2015	2014
ASSETS
Total current assets	11,492	6,393
Total non-current assets	26,973	19,924
TOTAL ASSETS	38,465	26,317
LIABILITIES
Total current liabilities	16,914	9,097
Total non-current liabilities	3,941	2,451
TOTAL LIABILITIES	20,855	11,548
EQUITY
Equity attributable to Telecom Argentina (Controlling Company)	17,194	14,418
Non-controlling interest	416	351
TOTAL EQUITY	17,610	14,769
TOTAL LIABILITIES AND EQUITY	38,465	26,317

TELECOM ARGENTINA’S CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos)

	For the years ended December 31,
	2015	2014	2013
Revenues	40,496	33,341	27,287
Other income	44	47	63
Total revenues and other income	40,540	33,388	27,350
Employee benefit expenses and severance payments	(7,253)	(5,591)	(4,152)
Interconnection costs and other telecommunication charges	(2,170)	(2,074)	(1,829)
Fees for services, maintenance, materials and supplies	(3,919)	(3,333)	(2,641)
Taxes and fees with the Regulatory Authority	(3,943)	(3,297)	(2,689)
Commissions	(3,193)	(2,494)	(2,203)
Cost of equipments and handsets	(4,595)	(4,143)	(3,111)
Advertising	(814)	(792)	(656)
Cost of VAS	(1,256)	(936)	(708)
Provisions	(113)	(84)	(270)
Bad debt expenses	(564)	(424)	(283)
Other operating expenses	(1,854)	(1,518)	(1,244)
Depreciation and amortization	(4,438)	(3,243)	(2,873)
Gain on disposal of PP&E and impairment of PP&E	(199)	(16)	(173)
Operating income	6,229	5,443	4,518
Finance income	1,130	1,459	1,361
Finance expenses	(2,232)	(1,206)	(833)
Net income before income tax expense	5,127	5,696	5,046
Income tax expense	(1,692)	(1,967)	(1,792)
Net income for the year	3,435	3,729	3,254

Attributable to:
Telecom Argentina (Controlling Company)	3,403	3,673	3,202
Non-controlling interest	32	56	52
	3,435	3,729	3,254

Earnings per share attributable to Telecom Argentina (Controlling Company)
Basic and diluted	3.51	3.79	3.27

TELECOM ARGENTINA’S CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	For the years ended December 31,
	2015	2014	2013
Net income for the year	3,435	3,729	3,254

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (non-taxable)	245	227	140
Subsidiaries NDF effects classified as hedges	8	—	—
Will not be reclassified subsequently to profit or loss
Actuarial results	7	24	(10)
Tax effect	(3)	(8)	3
Other components of the comprehensive income, net of tax	257	243	133

Total comprehensive income for the year	3,692	3,972	3,387

Attributable to:
Telecom Argentina (Controlling Company)	3,580	3,837	3,285
Non-controlling interest	112	135	102
	3,692	3,972	3,387

NORTEL INVERSORA S.A.

TELECOM ARGENTINA’S CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

	For the years ended December 31,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	3,435	3,729	3,254
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses	564	424	283
Allowance for obsolescence of inventories, materials and other	72	88	113
Depreciation of property, plant and equipment	3,046	2,389	1,983
Amortization of intangible assets	1,392	854	890
Consumption of materials	294	227	147
Gain on disposal of property, plant and equipment	(31)	(9)	(14)
Impairment of property, plant and equipment	230	25	187
Net book value of property, plant and equipment	35	45	—
Recovery of restructuring costs	—	—	(8)
Provisions	113	84	270
Interest and other financial results	783	(357)	(209)
Income tax expense	1,692	1,967	1,792
Income tax paid	(1,631)	(2,277)	(1,609)
Net increase in assets	(5,072)	(1,505)	(1,734)
Net decrease in liabilities	1,890	37	1,636
Total cash flows provided by operating activities	6,812	5,721	6,981

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	(5,148)	(4,895)	(3,352)
Intangible asset acquisitions	(2,256)	(3,091)	—
3G/4G licenses acquisition	(1,310)	(1,118)	(846)
Proceeds from the sale of property, plant and equipment	39	17	21
Investments not considered as cash and cash equivalents	(976)	(339)	356
Total cash flows used in investing activities	(9,651)	(9,426)	(3,821)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	4,301	—	208
Payment of debt	(31)	(12)	(157)
Payment of interest	(471)	(29)	(16)
Payment of cash dividends	(849)	(1,299)	(981)
Treasury shares acquisition	—	—	(461)
Total cash flows provided by (used in) financing activities	2,950	(1,340)	(1,407)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	75	505	311

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	186	(4,540)	2,064
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	684	5,224	3,160
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	870	684	5,224

Reversal of “Voluntary reserve for future dividend payments” and dividend distribution of Telecom Argentina

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 29, 2015, approved the payment of cash dividends of $804 (equivalent to $0.83 pesos per outstanding share), which was made available to shareholders on May 11, 2015. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $14 and (ii) recovery of tax on personal property — on behalf of shareholders withholdings in the amount of $12.

The Telecom Argentina’s Shareholders’ Meeting held on April 29, 2014, approved, in its second tranche of deliberations held on May 21, 2014, the payment of cash dividends in two equal installments of $601 between the outstanding shares. The first installment was made available to shareholders on June 10, 2014 and the second installment was made available to shareholders on September 22, 2014.

The Telecom Argentina’s Board of Directors’ Meeting held on December 13, 2013, resolved to disaffect the “Reserve for future cash dividends” for distribution of cash dividends in the amount of $1,000 (equivalent to $1.03 argentine pesos per share) among the shareholders of the outstanding shares. The above mentioned dividends were available on December 27, 2013.

NORTEL INVERSORA S.A.

Note 30 — Quarterly consolidated information (unaudited information)

Quarter	Revenues	Operating income before D&A	Operating income	Results, net (loss) gain	Net income	Net income attributable to Nortel
Fiscal year 2015:
March 31	8,872	2,629	1,675	(178)	1,043	573
June 30	9,624	2,491	1,458	(19)	935	514
September 30	10,094	2,524	1,306	(70)	797	443
December 31	11,906	3,198	1,766	(800)	659	361
	40,496	10,842	6,205	(1,067)	3,434	1,891
Fiscal year 2014:
March 31	7,466	2,108	1,373	(28)	905	493
June 30	8,119	2,001	1,235	190	926	506
September 30	8,598	2,063	1,221	80	847	465
December 31	9,158	2,511	1,595	35	1,048	575
	33,341	8,683	5,424	277	3,726	2,039
Fiscal year 2013:
March 31	6,064	1,796	1,112	135	810	436
June 30	6,649	1,821	941	79	658	353
September 30	7,114	1,922	1,195	161	876	470
December 31	7,460	2,007	1,252	141	865	461
	27,287	7,546	4,500	516	3,209	1,720

Note 31 — Restrictions on distribution of profits and dividends

(a) Restrictions on distribution of profits

Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Nortel reached the maximum amount of its Legal Reserve according to LGS and CNV provisions previously disclosed.

(b) Dividends

The Company is able to distribute dividends up to the limit of retained earnings determined under the LGS, and reserves constituted to such purpose. Retained earnings as of December 31, 2015 are positive and amounted to $1,891, while Voluntary reserve for future dividends payment amounted to $7,000.

	2015		2014	2013

Dividends declared and paid corresponding to Class “B” preferred shares and ordinary shares	(570)		(*) 549	(*) 465
Proposed for approval at the Annual General Meeting (not recognized as a liability as at December 31)	(**	)	—	—

(*)  By reversal of the reserve for future cash dividends.

(**)The Company’s Board of Directors has proposed to the Shareholder’s Meeting the allocation of the retained earnings to the constitution of a “Future Cash Dividends Reserve”, allowing to the Company’s Board of Directors to disaffect the mentioned reserve and to distribute this amount in cash dividends.