Form 20-F
period 2016-12-31
NORTEL INVESTMENTS INC
filed 2017-04-26
CIK 877691

As filed with the Securities and Exchange Commission on April 26, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Alicia Moreau de Justo 50 Piso 13 C1107AAB—Buenos Aires Argentina
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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

☐ Yes   ☒ No

CERTAIN DEFINITIONS

Nortel Inversora S.A. (“Nortel” or the “Company”) is a company incorporated under the laws of Argentina. Capitalized terms used but not defined in this Annual Report on Form 20-F for the year ended December 31, 2016 of Nortel (File No. 1-14270) (the “Form 20-F” or the “Annual Report”) have the meaning assigned to them in the Annual Report on Form 20-F for the year ended December 31, 2016 of Telecom Argentina S.A. (“Telecom Argentina”) (File No. 1-13464) (the “Telecom Argentina Form 20-F”) incorporated herein by reference.

The term “Nortel Inversora” refers to Nortel Inversora S.A. excluding its consolidated subsidiaries, unless otherwise indicated.

PRESENTATION OF FINANCIAL INFORMATION

As used in this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms “we,” “us,” “our,” “the Company” and “Nortel” refer to Nortel Inversora S.A. and its consolidated subsidiaries as of December 31, 2016, unless otherwise indicated.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries, as of December 31, 2016, Telecom Personal S.A., Núcleo S.A., Personal Envíos S.A. (“Envíos”), Telecom Argentina USA Inc. (“Telecom Argentina USA”) and Micro Sistemas S.A. Telecom Argentina is engaged in the provision of fixed telecommunication services in Argentina. The terms “Telecom Personal” or “Personal” refer to Telecom Personal S.A., Telecom’s subsidiary engaged in the provision of mobile telecommunication services in Argentina. The term “Núcleo” refers to Núcleo S.A., Personal’s subsidiary engaged in the provision of mobile telecommunication services in Paraguay. Envíos is Núcleo’s subsidiary engaged in the provision of mobile financial services in Paraguay. Telecom Argentina USA Inc. is a Telecom subsidiary engaged in the provision of telecommunication services in the United States and Micro Sistemas is a Telecom subsidiary whose corporate purpose is the provision of electronic payment services in Argentina which had no activities during 2016. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries. The Telecom Group (Telecom Argentina S.A.and its consolidated subsidiaries as of December 31, 2016, or the “Telecom Group”) is engaged in the provision of fixed and mobile telecommunications services.

Our Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, and the notes thereto, as included in this report, have been audited by an independent registered public accounting firm (the “Consolidated Financial Statements”) and are set forth on pages F-1 through F-114 of this Annual Report.

Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been approved by resolution of the Board of Directors’ meeting held on March 8, 2017.

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

Certain financial information contained in this Annual Report has been presented in U.S. dollars. This Annual Report contains translations of various Argentine Peso amounts into U.S. dollars at specified rates solely for convenience of the reader. You should not construe these translations as representations by us that the Argentine Peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Except as otherwise specified, all references to “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “EUR,” “euro” or “€” are to the lawful currency of the member states of the European Union and references to “P$,” “Argentine Pesos” or “pesos” are to Argentine Pesos. Unless otherwise indicated, we have translated the Argentine Peso amounts using a rate of P$15.89= US$1.00, the U.S. dollar ask rate published by the

Banco de la Nación Argentina (Argentine National Bank) on December 31, 2016. On April 24, 2017, the exchange rate was P$15.39 = US$1.00. As a result of fluctuations in the Argentine peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Consequently, these translations should not be construed as a representation that the peso amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate. See “Item 3—Key Information—Exchange Rates,” and “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Devaluation of the peso may adversely affect Telecom’s results of operations, its capital expenditure program and the ability to service its liabilities and transfer funds abroad.”

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

This Annual Report contains certain forward-looking statements and information relating to the Company and the Telecom Group that are based on current expectations, estimates and projections of our management (our “Management”) and that of the Telecom Group and information currently available to the Company and the Telecom Group. These statements include, but are not limited to, statements made in “Item 3—Key Information—Risk Factors,” “Item 5—Operating and Financial Review and Prospects” under the captions “Critical Accounting Policies” and “Trend Information,” “Item 8—Financial Information—Legal Proceedings” and other statements about our and the Telecom Group’s strategies, plans, objectives, expectations, intentions, capital expenditures, and assumptions and other statements contained in this Annual Report that are not historical facts. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” and other similar expressions are generally intended to identify forward-looking statements.

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

•                  the way the Argentine government regulates Law No. 27,078, the Argentina Digital Law or “LAD,” as amended by Decree No. 267/15, as well as the impact of the announced project of new Telecommunications Law, which has not yet been sent to Congress;

•                  the creditworthiness of Telecom’s actual or potential customers;

•                  nationalization, expropriation and/or increased government intervention in companies;

•                  technological changes;

•                  the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which we and Telecom Argentina operate; and

•                  the effects of increased competition.

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

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                        KEY INFORMATION

Selected Financial Data

The following table presents our summary financial data for each of the years in the five-year period ended December 31, 2016.

The selected consolidated income statement data for the years ended December 31, 2016, 2015 and 2014 and the selected consolidated financial position data as of December 31, 2016 and 2015 have been prepared in accordance with IFRS as issued by the IASB and have been derived from our Consolidated Financial Statements included elsewhere in this Annual Report. The selected consolidated income statement data for the years ended December 31, 2013 and 2012 and the selected consolidated financial position data as of December 31, 2014 and 2013 have been prepared in accordance with IFRS and have been derived from our Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 included in our Annual Report on Form 20-F for the year ended December 31, 2014, filed on April 24, 2015. The selected consolidated financial position data as of December 31, 2012 prepared in accordance with IFRS have been derived from our Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years then ended included in our Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 14, 2014.

Our Consolidated Financial Statements and the financial information included elsewhere in this Annual Report have been prepared on historical basis in accordance with IFRS. However, due to the high level of inflation prevailing in Argentina in the last few years, Telecom Argentina’s Management engaged in a deep analysis of the conditions established by IAS 29 paragraph 3 to consider an economy as hyperinflationary. Based on the analysis made as of December 31, 2016, Telecom’s Management considers that the quantitative condition provided in section e) of IAS 29 has been met, while the qualitative conditions of the Argentine economy are mixed (some of them would suggest the existence of a high inflation environment while others have not substantially changed from previous years, when it was concluded that financial statements should not be restated). Under these circumstances, and in order to be objective, Telecom’s Management gave prominence to the conclusions reached by some international accounting firms that were available to Telecom’s Management, which considered that as of December 31, 2016 there was insufficient evidence to consider Argentina’s economy as “hyperinflationary” under IAS 29. Similar conclusions were reached under US GAAP by the International Practices Task Force, according to its memorandum issued on November 17, 2016. See “—Risk Factors—Risk Factors Relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins”, “Item 5— Operating and Financial Review and Prospects—Economic and Political Developments in Argentina” and Note 1.e) to the Consolidated Financial Statements.

You should read the information below in conjunction with our Consolidated Financial Statements and the notes thereto, as well as “Presentation of Financial Information” and “Item 5—Operating and Financial Review and Prospects.”

CONSOLIDATED SELECTED INCOME STATEMENT AND FINANCIAL POSITION DATA

	2016	2015	2014	2013	2012
	(P$ million, except per share and per ADS data in P$)
INCOME STATEMENT DATA
Total revenues and other income	53,322	40,539	33,388	27,350	22,196
Operating expenses (without depreciation and amortization)	(38,936)	(29,697)	(24,705)	(19,804)	(15,640)
Operating expenses — depreciation and amortization	(6,198)	(4,438)	(3,243)	(2,873)	(2,612)
Gain/(Loss) on disposal of PP&E and impairment of PP&E	(383)	(199)	(16)	(173)	8
Operating income	7,805	6,205	5,424	4,500	3,952
Other, net (1)	(2,214)	(1,067)	277	516	187
Income tax expense	(1,604)	(1,704)	(1,975)	(1,807)	(1,464)
Net income	3,987	3,434	3,726	3,209	2,675
Other Comprehensive Income, net of tax	263	257	243	133	90
Total Comprehensive Income	4,250	3,691	3,969	3,342	2,765
Total Comprehensive Income attributable to Nortel (Controlling company)	2,284	1,990	2,131	1,766	1,446
Total Comprehensive Income attributable to Non-controlling Interest	1,966	1,701	1,838	1,576	1,319

Number of shares of common stock outstanding at year-end	5,330,400	5,330,400	5,330,400	5,330,400	5,330,400

Net income per share of common stock (2)	209.92	181.04	195.27	164.72	135.32
Number of Series B Preferred Shares outstanding at year-end	1,470,455	1,470,455	1,470,455	1,470,455	1,470,455
Net income per Series B Preferred Shares (3)	729.73	629.52	678.79	572.60	470.39
Number of shares outstanding at year-end of Telecom Argentina (in millions of shares) (4)	969	969	969	969	984
Net income per share (basic and diluted) of Telecom Argentina (5)	4.10	3.51	3.79	3.27	2.73
Net income per ADS of Telecom Argentina (6)	20.51	17.56	18.95	16.35	13.64
Dividends per share of Telecom Argentina (7)	2.06	0.83	1.24	1.03	0.82
Dividends per ADS of Telecom Argentina (8)	10.32	4.15	6.20	5.11	4.10

FINANCIAL POSITION DATA
Current assets	15,620	11,569	6,581	9,836	7,000
PP&E and intangible assets	30,757	25,622	19,140	12,745	10,549
Other non-current assets	1,597	1,351	784	636	277
Total assets	47,974	38,542	26,505	23,217	17,826
Current liabilities	16,524	16,945	9,115	9,086	5,895
Non-current liabilities	11,527	3,944	2,454	2,029	1,768
Total liabilities	28,051	20,889	11,569	11,115	7,663
Total equity	19,923	17,653	14,936	12,102	10,163
Equity attributable to Nortel (Controlling company)	10,797	9,605	8,185	6,603	5,457
Non-controlling Interest	9,126	8,048	6,751	5,499	4,706
Total Capital Stock (9)	68	68	68	68	68

(1)         Other, net includes Finance income and expenses.

(2)         Calculated based on the weight average number of shares of common stock outstanding during the period; excludes from net income amounts accrued for the payment of dividends to holders of preferred stock.

(3)         Calculated based on the weight average number of Series B preferred shares, nominal value P$10.00 per share (“Series B Preferred Shares”) outstanding during each year. In April 1997, Nortel’s shareholders  decided in an extraordinary meeting to amend the right to dividends, reducing the formula for the calculation of dividends on Series B Preferred Shares from 49.46% to 48.96% beginning June 16, 1997.

(4)         Number of ordinary shares outstanding of Telecom Argentina at year-end (as of December 31, 2016, 2015, 2014 and 2013 excludes treasury shares).

(5)         Calculated based on the weighted average number of ordinary shares outstanding during each period (969,159,605 ordinary shares for the years 2016, 2015 and 2014, 978,939,079 ordinary shares for the year 2013, and 984,380,978 ordinary shares for the year 2012).

(6)         Calculated based on the equivalent in ADSs to the weighted average number of ordinary shares outstanding during each period (193,831,921 ADSs for the years 2016, 2015 and 2014, 195,787,816 ADSs for the year 2013 and 196,876,196 ADSs for the year 2012).

(7)         Dividends per share translated into U.S. dollars amounts to US$0.14; US$0.09; US$0.15; US$ 0.16 and US$0.17 as of December 31, 2016, 2015, 2014, 2013 and 2012, respectively. These amounts are expressed in U.S. dollars using the exchange rate published by the Argentine National Bank of the date when dividends were available to Telecom Argentina’ shareholders.

(8)         Dividends per ADS translated into U.S. dollars amounts to US$0.70; US$0.46; US$0.75; US$ 0.79 and US$0.83 as of December 31, 2016, 2015, 2014, 2013 and 2012, respectively. These amounts are expressed in U.S. dollars using the exchange rate published by the Argentine National Bank of the date when dividends were available to Telecom Argentina’ shareholders.

(9)         5,330,400 shares of common stock of P$10 of nominal value each and 1,470,455 Series B Preferred Shares of P$10 of nominal value each.

OTHER SELECTED DATA

	2016	2015	2014	2013	2012
Number of installed fixed lines (thousands) (1)	4,908	4,904	4,763	4,700	4,851
Number of fixed lines in service (thousands) (2)	3,920	4,043	4,093	4,124	4,128
Fixed lines in service per 100 inhabitants (3)	19	19	19	19	20
Lines in service per employee (4)	360	371	370	375	371
ARBU (in P$/month) (national + international)	97.9	67.7	57.4	52.5	48.2
Fixed Internet access lines (thousands)	1,738	1,814	1,771	1,707	1,629
Arnet subscribers (thousands)	1,726	1,791	1,749	1,687	1,622
ARPU ADSL (access + ISP) (in P$/month)	270.9	207.4	153.0	124.7	102.3
Mobile subscribers in Argentina (thousands)	19,514	19,656	19,585	20,088	18,975
Subscribers at year-end per employee (4)	4,187	4,005	3,950	3,897	3,612
ARPU (in P$/month)	112.3	91.5	74.2	66.8	57.7
MOU (in minutes/month)	89.9	93.7	99.5	111.7	112.4
MBOU (in Mb per user/month) (5)	943.2	565.5	366.8	n/a	n/a
Mobile subscribers in Paraguay (thousands) (6)	2,538	2,546	2,481	2,420	2,301
Subscribers at year-end per employee (5) (7)	6,317	6,225	6,159	5,696	5,226
ARPU (in P$/month)	71.7	46.5	47.9	34.6	27.5
MOU (in minutes/month)	56.0	68.5	57.5	61.3	56.1
Telecom Group Headcount (8)	15,970	16,224	16,416	16,581	16,808

(1)         Reflects total number of lines available in Switches.

(2)         Includes lines customers, own usage, public telephony and Integrated Services Digital Network (“ISDN”) channels.

(3)         Corresponds to the Northern Region of Argentina.

(4)         Excluding temporary employees, if any.

(5)         Correspond to customers with consumption higher than 10Mb.

(6)         Including Wi-Max Internet customers.

(7)         Excluding Wi-Max Internet customers.

(8)         Including temporary employees, if any.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

	High (1)	Low (1)	Average(2)	End of Period
Year Ended December 31, 2012	4.92	4.30	4.55	4.92
Year Ended December 31, 2013	6.52	4.98	5.55	6.52
Year Ended December 31, 2014	8.55	7.87	8.23	8.55
Year Ended December 31, 2015	13.04	8.64	9.45	13.04
Year Ended December 31, 2016	15.89	13.96	14.99	15.89
Month Ended October 31, 2016	15.23	15.07	15.17	15.15
Month Ended November 30, 2016	15.87	14.92	15.35	15.87
Month Ended December 31, 2016	16.03	15.50	15.84	15.89
Month Ended January 31, 2017	16.08	15.81	15.91	15.90
Month Ended February 28, 2017	15.80	15.36	15.59	15.48
Month Ended March 31, 2017	15.65	15.39	15.52	15.39
April 2017 (through April 24, 2017)	15.49	15.19	15.33	15.39

(1)   Yearly data is based on month-end rates.

(2)         Yearly data reflect average of month-end rates.

Sources: Banco de la Nación Argentina

On April 24, 2017, the exchange rate was P$15.39 = US$1.00.

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

Risks Relating to Argentina

Overview

Nortel’s single largest investment, Telecom Argentina, has a substantial majority of its property, operations and customers located in Argentina, and a portion of Telecom’s assets and liabilities are denominated in foreign currencies. Accordingly, Telecom’s financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina and on the exchange rates between the peso and foreign currencies. In the recent past, Argentina has experienced severe recessions, political crises, periods of high inflation and significant currency devaluation. Argentina has experienced economic growth in the last decade, although according to the official figures of the Argentine National Statistics and Census Institute (Instituto Nacional de Estadísticas y Censos or “INDEC”), economic activity has been volatile during 2014, 2015 and 2016. Uncertainty remains as to whether the growth is sustainable, as well as how several factors would impact the Argentine economy, including among others, inflation rates, exchange rates, commodity prices, level of Banco Central de la República Argentina (“BCRA”) reserves, public debt, tax pressures and healthy trade and fiscal balances.

Devaluation of the peso may adversely affect Telecom’s results of operations, its capital expenditure program and the ability to service its liabilities and transfer funds abroad.

Since Telecom generates a substantial portion of its revenues in pesos (our functional currency), any devaluation may negatively affect the U.S. dollar value of its earnings while increasing, in peso terms, its expenses and capital expenditures denominated in foreign currency. A depreciation of the Argentine Peso against major foreign currencies may also have an adverse impact on Telecom’s capital expenditure program and increase the peso amount of its trade liabilities denominated in foreign currencies. Telecom seeks to manage the risk of devaluation of the peso by entering from time to time into certain Non-Deliverable Forward (“NDF”) agreements to partially or completely hedge its exposure to foreign currency fluctuations caused by its liabilities denominated in foreign currencies (mainly U.S. dollars). Telecom also has financial assets denominated in U.S. dollars that contribute to reduce the exposure to liabilities denominated in foreign currencies. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk.” Additionally, in October 2016, Personal and the International Finance Corporation (“IFC”) signed a loan agreement for an amount of US$400 million and in November 2016 Personal issued Series IV of its Notes for a nominal value of US$77.9 million. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Obligations and Debt Service Requirements” included in the Telecom Argentina Form 20-F incorporated herein by reference.

The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. According to the exchange rate published by the Banco de la Nación Argentina, in the year ended December 31, 2016 the devaluation of the peso against the U.S. dollar was 21.9% (and 52.5% and 31.1% in the years ended December 31, 2015 and 2014, respectively).

On December 17, 2015, the current administration lifted many of the restrictions to access the foreign exchange markets (“FX Markets”) and the multiple exchange rate system was unified into a floating rate regime. As a result, the value of the peso depreciated significantly against the dollar. On December 31, 2015, the dollar was worth P$13.04 per U.S. dollar and on December 31, 2016 the exchange rate was P$15.89 per U.S. dollar. This measure allowed almost a total unification of the multiple exchange rate system applicable at that time over the commercial and financial transactions in Argentina. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these conditions will affect the consumption of services provided by the Telecom Group or its ability to meet its liabilities denominated in currencies other than the peso. Moreover, we cannot predict whether the Argentine government will further modify its monetary, fiscal and exchange rate policy. If any of these changes takes place we cannot anticipate the impact these could have on the value of the peso and, accordingly, on Telecom’s financial condition, results of operations and cash flows, and on its ability to transfer funds abroad in order to comply with commercial or financial obligations or dividend payments to shareholders located abroad.

Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and has remained relatively high since then. There can be no assurance that inflation rates will not be higher in the future.

In January 2014, a new consumer price index, the National Urban Consumer Price Index (Índice de Precios al Consumidor Nacional Urbano, or “IPCNu”) was published with the aim of improving the accuracy of measurements of the evolution of prices in the Argentine economy. The IPCNu integrates a set of price indexes which allows for the monitoring of the change in several prices in the economy (wholesale, commodities and construction costs, among others) by considering the price information from all the provinces in Argentina. The IPCNu increased by 11.9% over the period from January to October 2015 (according to last available data); and by 23.9% in 2014. During the last few years there had been a substantial disparity between the inflation indexes published by the INDEC and the higher inflation indexes estimated by private consulting firms. The INDEC estimated that the Argentine wholesale price index increased by 13.1% in 2012, 14.8% in 2013, 28.3% in 2014 and 10.6% in the period from January to October 2015 (according to the last available data because INDEC has not yet disclosed figures for November and December 2015). The INDEC resumed publication of the wholesale price index for full year 2016, which increased by 34.6% on a year-over-year comparison.

On January 8, 2016, the current administration issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016. During this state of emergency, the INDEC had suspended publication of certain statistical data (regarding prices, poverty, unemployment and GDP) until it completed a reorganization of its technical and administrative structure capable of producing sufficient and reliable statistical information. As of the date of this Annual Report, INDEC has resumed publication of mentioned statistical data, although for some indicators it has not yet disclosed or provided reestimated figures for certain time periods.

As a consequence of the mentioned events, the full year 2015 inflation measure for IPCNu was not disclosed, and according to last available data (from October 2015) the IPCNu registered an increase of 11.9% over the period from January to October 2015. As alternative guidance to IPCNu, the authorities suggested that other measures should be observed, such as those published by the statistical entity of the Buenos Aires City (IPC CABA) and the San Luis Province that registered an annual increase of 26.9% and 31.6%, respectively. IPCNu publication was resumed in June 2016 disclosing May 2016 monthly inflation figures, while data for the months in the period from January to April 2016 remains unavailable. Taking this into account, IPCNu variation from May to December 2016 was 16.9% and, as alternative guidance, the indexes published by the Province of San Luis and the City of Buenos Aires from January to April 2016 represented an increase of 13.9% and 19.2%, respectively.

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

Also, higher inflation leads to a reduction in the purchasing power of the population, thus increasing the risk of a lower level of service consumption from Telecom’s fixed and mobile customers in Argentina.

Future policies of the Argentine government may affect the Argentine economy as well as the operations of the telecommunications industry, including Telecom Argentina.

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. In the past, the Argentine Government promulgated numerous, far-reaching regulations affecting the Argentine economy and telecommunications companies in particular. In that context, the Argentine National Communications Commission (Comisión Nacional de Comunicaciones or “CNC”) adopted new interpretations of applicable regulations and imposed fines on telecommunications companies, particularly incumbent operators including Telecom Argentina. Also, regulations such as Resolution No. 5/13 of the Argentine Secretary of Communications (Secretaría de Comunicaciones or “SC”) regarding the quality of telecommunication services could further increase penalties imposed by the regulatory bodies (individually, the Ente Nacional de Comunicaciones (“ENACOM”), the Autoridad Federal de Tecnologías de la Información y de las Comunicaciones (“AFTIC”), the SC and the CNC, or collectively, the “Regulatory Bodies”). In addition, local municipalities in the regions where Telecom operates have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and mobile networks. For example, municipalities usually restrict areas where antennas may be deployed; causing negative impact for the mobile service coverage, which in turn affects Telecom’s quality of services. Provinces have increased, and may continue to increase, their tax rates, particularly the turnover tax rates, resulting in the highest rates in Argentine history. Municipal and provincial tax authorities have also brought an increasing number of claims against Telecom. Telecom disagrees with these proceedings and is contesting them. See “Item 8—Financial Information—Legal Proceedings—Tax Matters” in the Telecom Argentina Form 20-F incorporated herein by reference, for more information.

If claims against Telecom are not resolved in Telecom’s favor, and changes to the existing laws and regulations lead to adverse consequences for Telecom, its business, financial condition, results of operations and cash flows may be adversely affected.

Since assuming office on December 10, 2015, President Macri has announced several economic and policy reforms. As of the date of this Annual Report, the impact that these measures and any future measures taken by the current administration will have on the Argentine economy as a whole and the telecommunication sector in particular cannot be predicted. We believe that the effect of the planned liberalization of the economy, the reduction of the poverty and the integration of Argentina to international markets, will be positive for Telecom’s business by stimulating economic activity. However, it is not possible to predict such effect with certainty and such liberalization could also be disruptive to the economy and fail to benefit or harm the Argentine economy and Telecom’s business in particular.

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

In November 2008, through Law No. 26,425, Argentina nationalized its private pension and retirement system, which had been previously administered by the Administradoras de Fondos de Jubilaciones y Pensiones (“AFJPs”), and appointed the Administración Nacional de la Seguridad Social (“ANSES”) as its administrator. Argentina’s nationalization of its pension and retirement system constituted a significant change in the Argentine government’s approach towards Argentina’s main publicly traded companies. A significant portion of the public float of these companies was owned by the AFJP and is currently held by ANSES, such as the case of Telecom. See “Item 7—Major Shareholders and Related Party Transactions,” in the Telecom Argentina Form 20-F incorporated herein by reference. The Argentine government could exercise influence over corporate governance decisions of companies in which it owns shares by combining its ability to exercise its shareholder voting rights to designate board and supervisory committee members with its ability to dictate tax and regulatory matters. Additionally, since the AFJP were significant institutional investors and active market traders in Argentina, the nationalization of the private pension and retirement system affected the access to financing in capital markets for publicly traded companies as well as liquidity within the market.

In addition, during 2012, Decree No. 1,278/12 state that the Secretary of Economic Policy and Development Planning of the Ministry of Economy and Public Finance was responsible for the implementation of policies and actions regarding the exercise of shareholder rights of the equity shares of companies where the Argentine government is a minority shareholder and approved for the purpose a regulation of officers and directors appointed by the shares or equity interests of the Argentine government, establishing the rules that they must follow in performing their duties.

In July 2016, Decree No. 894/16, which amends Decree No. 1,278/12, established that in companies whose shares integrate the investment portfolio of the Sustainability Guarantee Fund (Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino or “FGS”), the corporate, political and economic rights pertaining to such shares shall not be exercised by the Secretary of Economic Policy and Development Planning as previously stated by Decree No. 1,278/12, but they are to be exercised by the ANSES.

In addition, Decree No. 894/16 established that the directors appointed by the ANSES shall have the functions, duties and powers set out by: (i) the Argentine General Companies Law (“GCL”), (ii) the Law of Capital Market No. 26,831 and its complementary and regulatory provisions, (iii) all the regulations applicable to the company in which they perform their duties, and (iv) the companies’ bylaws and internal regulations, and shall have all the responsibilities they might be liable for under these regulations.

Moreover, on July 22, 2016, Law No.27,260 (“Historical Reparation for Retirees and Pensioners” or Reparación Histórica para Jubilados y Pensionados) was published in the Official Gazette. Article 35 of this Law revokes Law No. 27,181 “Statement of public interest in the protection of National Government’s equity interest that is part of the FGS investment portfolio.” Moreover, Article 30 of Law No. 27,260 establishes the prohibition of the transfer of the shares of national corporations authorized by the Argentine National Securities Commission (“CNV”) to public offer which integrate the FGS, if as a consequence of such a transfer, ownership of such securities by the FGS is less than 7% of the total assets of the FGS, without prior express authorization of the Argentine National Congress. The Law also sets forth the following exceptions to this provision: (i) public offers addressed to all holders of such assets and at an equitable price authorized by the CNV and (ii) stock swap for other stock of the same or another company in the context of a merger, division or corporate reorganization processes. See “Item 4—Information on the Company—Regulatory and Legal Framework—Legal Framework—Law No. 27,260 of Historical Reparation for Retirees and Pensioners.”

In January 2013, Law No. 26,831 came into effect, granting new intervention powers to the CNV. In September 2013, the CNV issued regulations pursuant to Law No. 26,831 through Resolution No. 622/13 that approved the new text of the CNV rules. See “Item 9—The Offer and Listing—The Argentine Securities Market—Capital Markets Law—Law No. 26,831.”

Since assuming office on December 10, 2015, President Macri has announced several economic and policy reforms. As of the date of this Annual Report, the impact that these measures and any future measures taken by the current administration will have on the Argentine economy as a whole and the telecommunication sector in particular cannot be predicted. We believe that the effect of the planned liberalization of the economy, the reduction of the poverty and the integration of Argentina to international markets, will be positive for our business by stimulating economic activity. However, it is not possible to predict such effect with certainty and such liberalization could also be disruptive to the economy and fail to benefit or harm the Argentine economy and our business in particular.

In addition, prior administrations took several steps to re-nationalize the concessions and utilities that were privatized during the 1990s. We cannot predict whether current or future administrations will take similar or further measures, including nationalization, expropriation and/or increased governmental intervention in companies.

The matters described above could create uncertainties for some investors in public companies in Argentina, including Telecom Argentina.

Argentina’s economy may contract in the future due to international and domestic conditions which may adversely affect Telecom’s and our operations.

The effects of the global economic and financial crisis in recent years and the general weakness in the global economy may negatively affect emerging economies like Argentina’s. Global financial instability may impact the Argentine economy and cause a slowdown Argentina’s growth rate or could lead to a recession with consequences in the trade and fiscal balances and in the unemployment level.

Moreover, Argentine economic growth might be negatively affected by several domestic factors such as an appreciation of the real exchange rate which could affect its competitiveness, reductions and even reversion of a positive trade balance, which, combined with capital outflows could reduce the levels of consumption and investment resulting in greater exchange rate pressure. Additionally, abrupt changes in monetary and fiscal policies or foreign exchange regime could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long term growth. Access to the international financial markets could be limited. Consequently, an increase in public spending not correlated with an increase in public revenues could affect Argentina’s fiscal results and generate uncertainties that might affect the economy’s level of growth.

Moreover, several trading partners of Argentina (such as Brazil, Europe and China) are experiencing significant slowdowns or recession periods in their economies. This may impact the demand for products coming from Argentina and hence affect its economy.

If international and domestic economic conditions for Argentina were to worsen, the Argentine economy could be negatively affected as a result of lower international demand and lower prices for its products and services, higher international interest rates, lower capital inflows and higher risk aversion, which may also adversely affect Telecom’s and our business, results of operations, financial condition and cash flows.

Substantially all of Telecom’s operations, properties and customers are located in Argentina, and, as a result, its business is, to a large extent, dependent upon economic and legal conditions prevailing in Argentina. If economic and legal conditions in Argentina were to deteriorate, they could have an adverse effect on Telecom’s and our financial condition, results of operations and cash flows.

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

In the event of any economic, social or political crisis, companies operating in Argentina may face the risk of strikes, expropriation, nationalization, forced modification of existing contracts and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing the existing jurisprudence on labor matters and requiring companies to assume greater responsibility for, and assumption of costs and risks associated with, sub-contracted labor and the calculation of salaries, severance payments and social security contributions. Since Telecom operates in a context in which the governing law and applicable regulations change frequently, it is difficult to predict if and how its activities will be affected by such changes.

Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth.

After Argentina’s default on certain debt payments in 2001, the government successfully restructured 92% of the debt through two debt exchange offers in 2005 and 2010. Commencing in 2002, holdout creditors filed numerous lawsuits against Argentina in several jurisdictions, including the United States, Italy, Germany and Japan. These lawsuits generally assert that Argentina failed to make timely payments of interest and/or principal on their bonds, and seek judgments for the face value of and/or accrued interest on those bonds. Judgments have been issued in numerous proceedings in the United States and Germany. As of the date of this Annual Report, creditors with favorable judgments have not succeeded, with a few minor exceptions, in executing on those judgments.

During 2014, the Argentine government took a number of steps intended to continue servicing the bonds issued in the 2005 and 2010 exchange offers, which had limited success. Holdout creditors continued to litigate expanding the scope of issues aiming to include payment by the Argentine government on debt other than the exchange bonds and dispute the independence of the BCRA.

The current administration engaged in negotiations with holders of defaulted bonds in December 2015 with a view to bringing closure to fifteen years of litigation. Between February and April 2016, the Argentine government entered into an agreement in principle to settle with certain holders of defaulted debt and put forward a proposal to other holders of defaulted debt, including those with pending claims in U.S. courts, subject to two conditions: (i) obtaining approval by the Argentine National Congress and (ii) the lifting of the pari passu injunctions. On March 31, 2016, the Argentine National Congress eliminated the legislative obstacles to the settlement and approved the settlement proposal. On April 22, 2016, Argentina performed an issuance of government bonds for US$16.5 billion, of which US$9.3 billion were applied to satisfy payments under the agreements reached with non-accepting bondholders. Judge Thomas Griesa ordered the lifting of the precautionary measures that prevented payments to participants from the debt exchange offers of 2005 and 2010, subject to confirmation of the payments indicated above.

As of the date of this Annual Report, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions, although the size of the claims involved has decreased significantly.

In addition, foreign shareholders of some Argentine companies have initiated claims for substantial amounts before the International Centre for Settlement of Investment Disputes (“ICSID”) against Argentina pursuant to the arbitration rules of the United Nations Commission on International Trade Law. Claimants allege that certain measures of the Argentine government issued during the economic crisis of 2001 and 2002 were inconsistent with the norms or standards set forth in several bilateral investment treaties by which Argentina was bound at the time. To date, a significant number of cases are in process or temporarily suspended due to the agreement of the parties.

Notwithstanding that the lifting of the precautionary measures for bondholders that participated in the debt exchange offers of 2005 and 2010 eliminates an important obstacle for the country’s access to international capital markets, there can be no assurance that litigation initiated by non-accepting bondholders as well as pending claims before the ICSID could result in legal procedures against the Argentine government and this could entail embargoes/seizures or precautionary measures in relation to Argentine assets that the Argentine government allocated to other uses. As a result, the Argentine government may not have the financial resources to implement reforms and boost growth, which could have a significant adverse effect on the country’s economy and, consequently, on our activities. Likewise, Argentina’s inability to obtain credit in international markets could have a direct impact on Telecom’s ability to access those markets to finance its operations and its growth, including the financing of capital investments, which would negatively affect our financial condition, results of operations and cash flows. In addition, Telecom has investments in sovereign Argentine bonds amounting to P$2,318 million as of December 31, 2016. Although such bonds are outside the scope of the debt settlement, any new event of default by the Argentine government could negatively affect their valuation and repayment terms.

The Argentine banking system may be subject to instability which may affect Telecom’s and our operations.

The Argentine banking system has experienced several crises in the past. Among those, the Argentine banking system collapsed in 2001 and 2002, when the Argentine government restricted bank withdrawals and required mandatory conversion of dollar deposits to pesos. From 2005 to 2007, a period of economic growth coupled with relative stability of the country’s exchange rate and inflation resulted in the restoration of public confidence, a gradual accumulation of deposits in Argentine financial institutions, and improved liquidity of the financial system. However, since 2008 certain events like internal conflicts with certain sectors of the Argentine economy, the international financial crisis and the increased regulation on the FX Market, have decreased depositors’ confidence. In recent years, the Argentine financial system grew significantly with a marked increase in loans and private deposits, showing a recovery of credit activity. In spite of the fact that the financial system’s deposits continue to grow, they are mostly short-term deposits and the sources of medium and long-term funding for financial institutions are currently limited. In 2016, private deposits in pesos rose by 27% year-over-year, helped by the growth of saving accounts and current accounts with a 40% increase, and followed by time deposits with a 13% increase. As a result, interest rates on placements (Private BADLAR rate) were in an average rate of 25.8%. In turn, deposits in foreign currency registered important levels of growth, more than doubling the stock as of the end of

2015. Meanwhile, loans granted in pesos continued expanding but at a slower pace, in comparison with previous years, where personal loans and credit cards financing showed the highest increases, while loans in foreign currency also rose notoriously, almost tripling the loan balance as of the end of 2015. Despite improvements in stability since 2002 we cannot be certain that another economic crisis will not occur in the future.

Financial institutions are particularly subject to significant regulation from multiple Regulatory Authorities, all of whom may, among other things, establish limits on commissions and impose sanctions on the financial institutions. The lack of a stable regulatory framework could impose significant limitations on the activities of the financial institutions and could induce uncertainty with respect to the financial system stability.

Despite the strong liquidity currently prevailing in the financial system, a new crisis or the consequent instability of one or more of the larger banks, public or private, could have a material adverse effect on the prospects for economic growth and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us by resulting in lower usage of Telecom’s services, lower sales of devices and the possibility of a higher level of uncollectible accounts or increase the credit risk of the counterparties regarding the Company investments in local financial institutions.

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

Risks Relating to Nortel

As a holding company, Nortel’s ability to meet its financial obligations and to pay dividends is dependent upon the receipt of cash and other distributions paid on the common stock of Telecom that it owns. We did not pay any dividends during the period from 2001 to 2009.

Nortel is a holding company which owns shares of common stock of Telecom Argentina, Nortel’s sole substantial asset. As a holding company, Nortel’s ability to meet its financial obligations and to pay dividends on its Series B Preferred Shares is dependent upon the receipt of cash dividends and other distributions paid on the common stock of Telecom Argentina that it owns. Due to the fact that Telecom Argentina did not pay dividends for the years ended December 31, 2001 through December 31, 2008, Nortel did not pay any dividends for the years 2001 to 2009. In each year from 2010 to 2016, Telecom Argentina paid dividends, which allowed Nortel to make dividends available to some or all of its shareholders in 2010, 2011, 2012, 2013, 2014, 2015 and 2016.

Until June 14, 2012, when all of Nortel’s outstanding Series A preferred shares (the “Series A Preferred Shares”) were finally redeemed, the declaration and payment of dividends on Series B Preferred Shares was subject to the dividend and redemption payments on the Series A Preferred Shares. In 2010 and 2011, Nortel was able to make certain amortization, dividend and other payments on the Series A Preferred Shares, but did not pay any dividends on the Series B Preferred Shares. In 2012, Nortel redeemed all outstanding Series A Preferred Shares. In addition, in 2012 Nortel paid (i) to the holders of Series B Preferred Shares, a dividend of approximately P$5.4 million, and (ii) to the holders of shares of common stock, a dividend of approximately P$5.6 million.

On December 27, 2013, Telecom Argentina paid a dividend of approximately P$1,000 million to its shareholders for the year ended December 31, 2012 (of which approximately P$556 million was paid to Nortel). This allowed Nortel to make available on December 27, 2013 (i) to the holders of Series B Preferred Shares, a dividend of approximately P$228 million, and (ii) to the holders of shares of common stock, a dividend of approximately P$237 million.

On June 10, 2014, Telecom Argentina paid a dividend of approximately P$601 million to its shareholders for the year ended December 31, 2013 (of which approximately P$334 million was paid to Nortel).

This allowed Nortel to make available on June 13, 2014 (i) to the holders of Series B Preferred Shares, a dividend of approximately P$163 million, and (ii) to the holders of shares of common stock, a dividend of approximately P$169 million.

On September 22, 2014, Telecom Argentina paid a dividend of approximately P$601 million to its shareholders for the year ended December 31, 2013 (of which approximately P$334 million was paid to Nortel). This allowed Nortel to make available on October 23, 2014 (i) to the holders of Series B Preferred Shares, a dividend of approximately P$106 million, and (ii) to the holders of shares of common stock, of approximately P$111 million.

On May 11, 2015, Telecom Argentina paid a dividend of approximately P$804 million to its shareholders for the year ended December 31, 2014 (of which approximately P$447 million was paid to Nortel). This allowed Nortel to make available on June 1, 2015 (i) to the holders of Series B Preferred Shares, a dividend of approximately P$279 million, and (ii) to the holders of shares of common stock, a dividend of approximately P$291 million.

On May 13, 2016, Telecom Argentina paid a dividend of approximately P$700 million to its shareholders for the year ended December 31, 2015 (of which approximately P$389 million was paid to Nortel). This allowed Nortel to make available on May 17, 2016 (i) to the holders of Series B Preferred Shares, a dividend of approximately P$186 million, and (ii) to the holders of shares of common stock, a dividend of approximately P$194 million.

On August 26, 2016, Telecom Argentina paid a dividend of approximately P$1,300 million to its shareholders for the year ended December 31, 2015 (of which approximately P$723 million was paid to Nortel). This allowed Nortel to make available on August 30, 2016 (i) to the holders of Series B Preferred Shares, a dividend of approximately P$84 million, and (ii) to the holders of shares of common stock, a dividend of approximately P$88 million.

On October 24, 2016, Nortel’s Board of Directors approved the distribution of a provisional dividend for the year ended December 31, 2016, which was made available on November 7, 2016, and consisted of (i) a provisional dividend of approximately P$264 million to the holders of Series B Preferred Shares and (ii) a provisional dividend of approximately P$276 million to the holders of shares of common stock. For further information on the dividend payments received from Telecom Argentina and paid to Nortel shareholders, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” For further information on the terms of the Series A and Series B Preferred Shares, see “Item 10. Additional Information—Bylaws and Terms and Conditions of Issuance of Series B Preferred Shares.”

Nortel is unable to predict whether Telecom Argentina will make any dividend payments in future periods.

The ability of Telecom Argentina and consequently Nortel, to pay dividends is subject to Telecom’s ability to generate sufficient cash from operations and its expectation of future cash needs, and is also subject to limits imposed by applicable Argentine law. In particular, under the GCL, Telecom Argentina and Nortel may only declare dividends out of liquid and realized profits determined in accordance with GAAP effective in Argentina (IFRS in the case of listed companies such as Nortel) and other applicable regulations and must allocate 5% of each year’s net income to a legal reserve until the total amount of such reserve reaches 20% of capital (capital stock plus inflation adjustment to capital stock).

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

On January 6, 2002, the Convertibility Law, which established a P$1.00 to US$1.00 exchange rate, was partially repealed and, since that date, the Argentine Peso has experienced significant devaluation. Since Nortel’s dividends are paid in Argentine Pesos, such dividends, if and when paid, will have a lower U.S. dollar value. Nortel’s ability to pay dividends may also be affected by imposition of monetary and currency exchange restrictions on the transfer of funds outside of Argentina. See also “—Risks Associated with Telecom and its Operations—The BCRA has imposed restrictions on the transfer of funds outside of Argentina in the past; some restrictions may be imposed in the future, which could prevent Telecom Argentina and Nortel from making payments on dividends and liabilities.”

Sofora, as the principal shareholder of Nortel, exercises significant control over matters affecting Nortel.

Sofora Telecomunicaciones S.A., or Sofora, is Nortel’s principal shareholder. Sofora owns 100% of the shares of common stock of Nortel, which currently represents 78.38% of the capital stock of Nortel. Sofora is 68% owned by Fintech Telecom LLC (“Fintech”) and 32% owned by W de Argentina — Inversiones S.A. (“W de Argentina Inversiones”).

Through their ownership of Sofora and the Shareholders’ Agreement between them, Fintech and W de Argentina Inversiones have, as a general matter, the ability to determine the outcome of any action requiring our shareholders’ approval, including the ability to elect a majority of directors and members of the Supervisory Committee. In addition, we have been informed that the Shareholders’ Agreement provides for the election of directors of Nortel, Telecom and Sofora and has given W de Argentina Inversiones veto power with respect to certain matters relating to us. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement.”

In March 2017, W de Argentina Inversiones offered to Sofora and Sofora accepted with the consent of  Fintech, the controlling shareholder of Sofora, an offer to amortize, in two tranches, all of the shares of capital stock issued by Sofora and owned by W de Argentina Inversiones, equal to 140,704,640 shares. As a result of the amortization, Sofora agreed to pay W de Argentina Inversiones an amount equal to the par value of W de Argentina Inversiones’ shares of capital stock issued by Sofora, such amount being equivalent to P$140,704,640, and issue in the name of W de Argentina Inversiones one or more dividend certificates (any such certificate, a “Bono de Goce”) evidencing W de Argentina Inversiones’ rights to dividends up to an aggregate amount of up to US$470 million less the amounts paid to amortize the shares of Sofora owned by W de Argentina Inversiones, plus certain incremental amounts, with preference over the Telecom Argentina Class A Shares to be received by the shareholders of Sofora in the Reorganization. The amortization of the first tranche of shares of capital stock of Sofora owned by W de Argentina Inversiones and representing 17% of the issued and outstanding capital stock of Sofora is scheduled to occur on May 2, 2017, after which a Bono de Goce in the amount of US$249,687,500 less the U.S. dollar equivalent of P$74,749,340 will be issued to W de Argentina Inversiones. The amortization of the second tranche of shares of capital stock of Sofora owned by W de Argentina Inversiones and representing an additional 15% of the issued and outstanding capital stock of Sofora as of the date of this Annual Report is subject to the approval of ENACOM. If this second amortization occurs, an additional Bono de Goce will be issued in an amount equal to US$220,312,500 less the U.S. dollar equivalent of P$65,955,300. Upon the completion of the amortizations, Fintech will be the sole shareholder of Sofora. See “Item 4—Information on the Company—Recent Developments—The Reorganization

Telecom Argentina and its subsidiaries have engaged in and may continue to engage in transactions with the shareholders of Sofora and their affiliates. Certain decisions concerning Telecom Argentina’s operations or financial structure may present conflicts of interest between these shareholders as indirect owners of Nortel’s and Telecom’s capital stock and as parties with interests in these related party contracts.

Nevertheless, all related party transactions were made on an arm’s-length basis. Related party transactions involving Nortel and Telecom Argentina that exceed 1% of their respective shareholders’ equity are subject to a prior approval process established by Law No. 26,831 and require involvement of the Audit Committee and/or an opinion of two independent valuation firms as well as subsequent approval by the Board of Directors to verify that the agreement could reasonably be considered to be in accordance with normal and habitual market practice. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

The businesses of Telecom Argentina and Personal and the Telecom Argentina Class B Shares and Nortel Securities may be adversely impacted if the Reorganization is not consummated.

There can be no assurance that the Reorganization (as defined below) will occur, as the Reorganization is subject to certain conditions including shareholders’, regulatory and administrative approvals, among others. We cannot guarantee that these conditions will be satisfied and that the Reorganization will be successfully completed. The failure to consummate the Reorganization will prevent Telecom from reaping the expected benefits of the Reorganization, which could adversely affect its results of operations and financial condition and could adversely affect the price of the Telecom Argentina Class B Shares and the Nortel Securities.

In the case the Nortel Preferred Shares particularly, Nortel incurs considerable costs in order to maintain the listing of these shares on the MERVAL, NYSE and the Luxembourg Stock Exchange, and if the Reorganization is not consummated, Nortel may need to consider reducing the markets in which its shares are listed. For information on the Reorganization, see “Item 4—Information on the Company—Recent Developments—The Reorganization.”

Risks related to Nortel’s shares and ADSs

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

Finally, currency fluctuations could impact the value of an investment in Nortel. Although Nortel’s ADSs listed on the New York Stock Exchange (“NYSE”) are U.S. dollar denominated securities, they do not eliminate the currency risk associated with an investment in an Argentine company.

Trading of our Series B Preferred Shares in the Argentine securities markets is limited and could experience further illiquidity and price volatility.

Argentine securities markets are substantially smaller, less liquid and more volatile than major securities markets in the U.S. In addition, Argentine securities markets may be materially affected by developments in other emerging markets, particularly other countries in Latin America. Our Series B Preferred Shares underlying Series B ADSs are less actively traded than securities in more developed countries and, consequently, an ADS holder may have limited ability to sell the Series B Preferred Shares underlying Series B ADSs (upon withdrawal from the

ADSs facility) in the amount and at the price and time that it may desire. This limited trading market may also increase the price volatility of our Series B Preferred Shares underlying the Series B ADSs.

Holders of Series B ADSs may be adversely affected by currency devaluations and foreign exchange fluctuations.

If the peso exchange rate falls relative to the U.S. dollar, the value of the Series B ADSs and any distributions made thereon from the Depositary could be adversely affected.  Cash distributions made in respect of the Series B ADSs may be received by the Depositary (represented by the custodian bank in Argentina) in pesos, which will be converted into U.S. dollars and distributed by the Depositary to the holders of the American Depositary Receipts (“ADRs”) evidencing those Series B ADSs if in the judgment of the Depositary such amounts may be converted on a reasonable basis into U.S. dollars and transferred to the United States on a reasonable basis, subject to such distribution being impermissible or impracticable with respect to certain ADR holders. In addition, the Depositary will incur foreign currency conversion costs (to be borne by the holders of the ADRs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to the Series B ADSs.

The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell the Series B Preferred Shares underlying the Series B ADSs on the MERVAL at the price and time desired by the shareholder.

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 94% of the aggregate market capitalization of the Mercado de Valores de Buenos Aires S.A. (“MERVAL”)—currently (“BYMA”) as of December 31, 2016. See “Item 9—“The Offer and Listing.” Accordingly, although shareholders are entitled to withdraw the Series B Preferred Shares underlying the Series B ADSs from the Depositary at any time, the ability to sell such shares on the MERVAL at a price and time shareholders might want may be substantially limited.

We are traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.

Trading in the Series B Preferred Shares underlying Series B ADSs or Series B ADSs in Argentina and the United States, respectively, will use different currencies (U.S. dollars on the NYSE and pesos on the MERVAL), and take place at different times (resulting from different trading platforms, different time zones, different trading days and different public holidays in the United States and Argentina).  The trading prices of the Series B Preferred Shares underlying Series B ADSs on these two markets may differ due to these and other factors.  Any decrease in the price of the Series B Preferred Shares underlying Series B ADSs on the MERVAL could cause a decrease in the trading price of the Series B ADSs on the NYSE. Investors could seek to sell or buy the Series B Preferred Shares underlying Series B ADSs to take advantage of any price differences between the markets through a practice referred to as “arbitrage.” Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the Series B ADSs available for trading on the other exchange.  In addition, holders of Series B ADSs will not be immediately able to surrender their Series B ADSs and withdraw the underlying Series B Preferred Shares for trading on the other market without effecting necessary procedures with the depositary.  This could result in time delays and additional cost for holders of Series B ADSs.

As a foreign private issuer, we will not be subject to U.S. proxy rules and will be exempt from filing certain reports under the Securities Exchange Act of 1934.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act of 1934 (the “Exchange Act”) related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act, and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act.

In addition, if a majority of our directors or executive officers were U.S. citizens or residents, we would lose our foreign private issuer status and we would fail to meet additional requirements necessary to avoid such loss.  Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory for us.  The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher for us.  If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  We would have to present our financial statements under U.S. GAAP and may also be required to modify certain of our policies to comply with corporate governance practices applicable to U.S. domestic issuers.  Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.

We are a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under NYSE rules, a foreign private issuer may elect to comply with the practices of its home country and not comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We currently follow certain Argentine practices concerning corporate governance and intend to continue to do so.  For example, according to Argentine securities law, our audit committee, unlike the audit committee of a U.S. issuer, will only have an “advisory” and/or “supervisory” role, such as assisting our Board of Directors with the evaluation the performance and independence of the external auditors and exercising the function of our internal control.  Accordingly, holders of our Series B ADSs will not have the same protections afforded to shareholders of U.S. companies that are subject to all of the NYSE corporate governance requirements.

If we were a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. holders of our Series B ADSs could be subject to adverse U.S. federal income tax consequences.

If we were a “passive foreign investment company” (a “PFIC”) within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended, for any taxable year during which a U.S. holder (as defined in “Item 10—Additional Information—Taxation—United States Federal Income Taxes”) holds our Series B ADSs or Series B Preferred Shares underlying Series B ADSs, certain adverse U.S. federal income tax consequences may apply to the U.S. holder. We do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or the reasonably foreseeable future, although there can be no assurance in this regard. Our possible status as a PFIC must be determined annually and therefore may be subject to change. This determination will depend on the composition of our income and assets, the market valuation of our assets (including, among others, our goodwill) from time to time, and our spending schedule for cash balances and the proceeds of any offering, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC, U.S. holders of our Series B ADSs or Series B Preferred Shares underlying Series B ADSs may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on gains recognized and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements.

Changes in Argentine tax laws may adversely affect the tax treatment of our Series B Preferred Shares underlying Series B ADSs or Series B ADSs.

On September 23, 2013, the Argentine income tax law was amended by the passage of Law 26,893 (the “Argentine Income Tax Law”). The Argentine Income Tax Law establishes that the sale, exchange or other transfer of shares and other securities is subject to a capital gain tax at a rate of 15% for Argentine resident individuals and foreign beneficiaries. There is an exemption for Argentine resident individuals if certain requirements are met. However, there is no such exemption for non-Argentine residents. See “Item 10—Additional Information—Taxation—Argentine taxes.” As of the date of this Annual Report many aspects of the Argentine Income Tax Law remain unclear and, they are subject to further regulation and interpretation, which may adversely affect the tax treatment of our Series B Preferred Shares underlying Series B ADSs and/or Series B ADSs.

The income tax treatment of income derived from the sale of Series B ADSs or exchanges of shares from the Series B ADS facility may not be uniform under the revised Argentine Income Tax Law. The possibly varying treatment of source income could impact both Argentine resident holders as well as non-Argentine resident holders.

In addition, should a sale of Series B ADSs be deemed to give rise to Argentine source income, as of the date of this Annual Report, no regulations have been issued regarding the mechanism for paying the Argentine capital gains tax when the sale exclusively involves non-Argentine parties. However, as of the date of this Annual Report, no administrative or judicial rulings have clarified the ambiguity in the law. Conversely, if the sale of Series B ADSs were deemed to give rise to foreign source income, no income tax would apply.

Consequently, holders of our Series B Preferred Shares, including in the form of Series B ADSs, are encouraged to consult their tax advisors as to the particular Argentine income tax consequences under their specific facts.

We are organized under the laws of Argentina and holders of the Series B ADSs may find it difficult to enforce civil liabilities against us, our directors, officers and certain experts.

We are organized under the laws of Argentina. A significant portion of our and our subsidiaries’ assets are located outside the U.S. Furthermore, almost all of our directors and officers and some advisors named in this Annual Report reside in Argentina. Investors may not be able to effect service of process within the U.S. upon such persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the U.S. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the U.S., including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an original action in an Argentine court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons.

Prior to any enforcement in Argentina, a judgment issued by a U.S. court will be subject to the requirements of Article 517 through 519 of the Argentine Federal Civil and Commercial Procedure Code if enforcement is sought before federal courts or courts with jurisdiction in commercial matters of the City of Buenos Aires. Those requirements are: (1) the judgment, which must be valid and final in the jurisdiction where rendered, was issued by a competent court in accordance with the Argentine principles regarding international jurisdiction and resulted from a personal action, or an in rem action with respect to personal property which was transferred to Argentine territory during or after the prosecution of the foreign action; (2) the defendant against whom enforcement of the judgment is sought was personally served with the summons and, in accordance with due process of law, was given an opportunity to defend against foreign action; (3) the judgment must be valid in the jurisdiction where rendered, and its authenticity must be established in accordance with the requirements of Argentine law; (4) the judgment does not violate the principles of public policy of Argentine law; and (5) the judgment is not contrary to a prior or simultaneous judgment of an Argentine court. Any document in a language other than Spanish, including, without limitation, the foreign judgment and other documents related thereto, requires filing with the relevant court of a duly legalized translation by a sworn public translator into the Spanish language.

Future sales of substantial amounts of our Series B Preferred Shares and Series B ADSs may depress the price of our Series B Preferred Shares and Series B ADSs.

Future sales of substantial amounts of our Series B Preferred Shares and Series B ADSs, or the perception that such future sales may occur, may depress the price of our Series B Preferred Shares and Series B ADSs.  Any such sale may lead to a decline in the price of our Series B Preferred Shares and Series B ADSs.  We cannot assure you that the price of our Series B Preferred Shares and Series B ADSs would recover from any such decline in value.

Risks Relating to Telecom and its Operations

Current or future regulatory policies could affect the operations of the telecommunications industry, including Telecom Argentina.

In Argentina, the telecommunications markets have developed within an increasingly regulated framework in recent years.

The regulatory authorities in Argentina (“Regulatory Authorities”) have imposed increasing burdens and new regulations on companies that could increase the penalties they can impose for breaches of the regulatory framework.

According to SC Resolution No. 5/13 regarding the quality of telecommunication services could further increase penalties imposed by the Regulatory Bodies as it sets higher compliance standards than international standards, especially, considering the difficulties in obtaining municipal authorization to install antennas in the mobile business. Telecom Argentina, Personal and other telecommunications operators have submitted technical comments for a review of the standards. On March 3, 2017, SECTIC Resolution No. 3-E/17 was issued declaring the opening of the consultation procedure regarding the quality of services of ICT networks, with the aim of ruling a new quality of service framework.

If the technical comments submitted by Telecom Argentina are not taken into account or changes in the parameters of Resolution No. 5/13 do not occur, compliance with the current standards could be difficult which may result in penalties for telecommunications operators, including Telecom Argentina and Personal, affecting our ability to execute our business plan since such penalties could impose increased operation costs, among other effects.

Additionally, according to the Auction Terms and Conditions for the awarding of frequency bands approved by SC Resolution No. 38/14 for mobile operators, repeated or persistent breaches of obligations related to quality indicators of services provided under the terms of the Regulation for the Quality of Telecommunications Services approved by SC Resolution No. 5/13, qualifies as one of the circumstances under which the authorization to use radio electric spectrum (as defined in the Auction) could be revoked.

Furthermore, the new ICT services law, the LAD, which became effective on December 19, 2014, incorporated numerous modifications to the regulatory framework applicable to telecommunications services in Argentina. Since the law requires the enactment of new regulations most of which have not been issued to date, there is uncertainty regarding how certain aspects, such as the sanctions regime, the provision of infrastructure to other providers and the asymmetries that may be imposed on the dominant operator, among others, will be regulated as well as uncertainty regarding the impact that any new regulations may have on Telecom Argentina and Personal. Recently, some public consultation documents procedures were opened with the aim to rule new standards, such as SECTIC Resolution No. 2-E/17 which opened the consultation document related to the project for the interconnection and access regime, whose provisions could generate a negative effect in Telecom Argentina’s operations. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Other Regulations.” in the Telecom Argentina Form 20-F incorporated herein by reference.

In turn, through Decree No. 267/15, a new Regulatory Body for ICT services, Ente Nacional de Comunicaciones or “ENACOM”, was created, and some aspects of the LAD (and of the Law of Audiovisual Communication Services) were amended, imposing regulatory asymmetries regarding to the development of subscription-based broadcasting services by subscription to the detriment of the business development of Telecom Argentina and Personal.

Specifically, Decree No. 267/15 restricted Telecom Argentina and Personal from providing broadcasting services by subscription, whether through physical and/or radioelectric means, for a period of two (2) years beginning January 1, 2016. This period may be extended for another year by ENACOM. However, Decree No.1,340/16 established that operators included in Section 94 of the LAD (among them, Telecom Argentina and Personal), may register the broadcasting service by subscription, by physical connection or by radio connection as of the enforcement of Decree No. 1,340/16, setting January 1, 2018 as the initial date for the provision of such service in the Área Metropolitana de Buenos Aires (the “AMBA”), and extended AMBA, and (ii) in the cities of Rosario and Córdoba in the Province of Santa Fe and in the Province of Córdoba, respectively. Decree No. 1,340/16 also provides that, for the rest of the Argentine Territory, the initial date for the provision of the services of these operators shall be determined by the ENACOM.

Decree No. 267/15 puts the Telecom Group at a disadvantage with respect to other providers and could negatively affect the future development of Telecom Argentina’s and Personal’s operations.

Article 28 of Decree No. 267/15 created the Commission for the Development of the Draft Bill for the Reform, Update and Unification of Laws No. 26,522 and No. 27,078 within the Ministry of Communications. This commission could further modify the regulatory framework for ICT services in Argentina, causing uncertainty as to the impact any potential modifications might have on the development of Telecom Argentina’s and Personal’s business and operations, as well as that of its competitors, in the coming years.

Additionally, the LAD (as amended by Decree No. 267/15), Article 48 of Title VI, established that licensees of ICT services may set their prices which shall be fair and reasonable, to offset the costs of exploitation and to tend to the efficient supply and reasonable margin of operation. However, the Regulatory Authority is entitled to observe the prices set by Telecom Argentina if it understands that such prices do not comply with Article 48 of the LAD. If prices are observed as imposing restrictions on our prices, our operating margins may be negatively affected.

Telecom must comply with conditions in its license, and regulations and laws related thereto, and such compliance may at times be outside of its control.

Telecom is subject to a complex series of laws and regulations with respect to most of the telecommunications or ICT services that it provides. Such laws and regulations are often governed by considerations of public policy. Telecom provides telecommunications services pursuant to licenses that are subject to regulation by various Regulatory Bodies. Any partial or total revocation of Telecom’s licenses would likely have a material adverse impact on its financial condition, results of operations and cash flows. Telecom’s dissolution and the declaration of bankruptcy, among others, are events that may lead to a revocation of Telecom’s licenses.

Certain conditions of Telecom’s licenses are not within the scope of Telecom’s control. For example, any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the Regulatory Authorities may result in the revocation of Telecom Argentina’s licenses. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.” The provisions of Telecom Argentina’s List of Conditions (later amended by SC Resolutions No. 111/03, No. 29/04 and ENACOM Resolution No. 277/16) stated that: (i) any reduction of ownership of Nortel in the capital stock of Telecom Argentina to less than 51% without prior approval of the Regulatory Bodies; or (ii) any reduction of ownership of currently common shareholders in the capital stock with voting power of Nortel to less than 51% without prior approval of the Regulatory Bodies, may result in the revocation of Telecom Argentina’s telecommunications license. More precisely, SC Resolution No.111/03 established that 15% of the share capital of Sofora owned by W de Argentina Inversiones was to be maintained as part of the principal nucleus (“núcleo principal”) of the bidding consortium in the privatization of the former Sociedad Licenciataria Norte S.A. (currently, Telecom Argentina S.A.).

Nortel owns all of Telecom Argentina’s Class A Ordinary Shares (51% of Telecom Argentina’s total capital stock) and approximately 7.64% of Telecom Argentina’s Class B Ordinary Shares (3.74% of Telecom Argentina’s total capital stock) which, in the aggregate, represent approximately 54.74% of Telecom Argentina’s total capital stock as of the date of this Annual Report. Because Telecom Argentina owns 15,221,373 of its own Class B Shares as of the date of this Annual Report, our ownership of the outstanding shares amounts to 55.60% (51.80% consists of Telecom Argentina Class A Ordinary Shares and 3.80% of Telecom Argentina Class B Ordinary Shares). Telecom Argentina is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of Telecom Argentina’s capital stock. However, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders and it is also subject to obligations and limitations defined by the Regulatory Authorities.

On March 28, 2017, Sofora’s shareholders’ meeting approved the amortization of all of W de Argentina Inversiones’ shares in Sofora in two (2) tranches (17% on or before May 2, 2017 and 15% subject to the ENACOM’s release from the obligation to be maintained as part of the principal nucleus (“núcleo principal”)). Subsequently, on March 31, 2017, the Boards of Directors of Sofora, Personal and Nortel (together, the “Absorbed Companies”) and the Board of Directors of Telecom Argentina approved a Preliminary Reorganization Agreement (as defined below) by which they agreed that the Absorbed Companies will be absorbed by Telecom, ad referendum of the corporate and regulatory approvals established in the Preliminary Reorganization Agreement. See “Item 4—Information on the Company—Recent Developments—The Reorganization.”

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

Internet and mobile services, which Telecom expects will continue to account for an increasing percentage of Telecom’s revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the fixed telecommunications market, Telecom must invest in its fixed-line network and information technology. Specifically, in the Internet services market, Telecom must constantly upgrade its access technology and software in order to increase the speed, embrace emerging transmission technologies and improve the commercial offers and the user experience. Also, to remain competitive in the mobile telecommunications market, Telecom must continue to enhance its mobile networks by expanding its 3G network and deploying its 4G network. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Spectrum,” in the Telecom Argentina Form 20-F incorporated herein by reference. Future technological developments may result in decreased customer demand for certain of its services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

Telecom also anticipates that it will have to devote significant resources to the refurbishment and maintenance of its existing network infrastructure to comply with regulatory obligations and to remain competitive with respect to the quality of our services. In addition, Telecom must comply with the obligations arising from the acquisition of the 4G spectrum. Telecom also expects to continue to devote resources to customer retention and loyalty in such segments.

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

Competitiveness is and will continue to be affected by its competitors’ business strategies and alliances. Recently, through ENACOM Resolution No. 1,299/17, Nextel Communications de Argentina S.R.L. (“Nextel”) was authorized to provide Mobile Advanced Communications Services (“SCMA”) services resulting in the entry of a new competitor into the market for these services in the market. In addition, Telecom Argentina may face additional competition from other operators under the Mobile Virtual Operator (“MVO”) figure in accordance with Ministry of Communications Resolution No. 38/16. Accordingly, Telecom may face additional pressure on the prices that it charges for its services or experience a loss of market share of fixed and mobile services. In addition, the general business and economic climate in Argentina may affect Telecom and its competitors differently; thus its ability to compete in the market could be adversely affected.

Even though Telecom grew and developed in recent years in a highly competitive market, because of the range of regulatory, business and economic uncertainties Telecom faces, as discussed in “Risk Factors,” it is difficult for Telecom to predict with precision and accuracy its future market share in relevant geographic areas and customer segments, the possible drop in Telecom’s customer’s consumption that could result in a reduction of its revenue and market share, the speed with which such change in its market share or prevailing prices for services may occur or the effects of competition. Those effects could be material and adverse to Telecom’s overall financial condition, results of operations and cash flows.

See “Item 4—Information on the Company—The Business— Competition.” in the Telecom Argentina Form 20-F incorporated herein by reference.

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

Similarly, SC Resolution No. 25/15 passed on June 11, 2015 awarded to Personal the SCMA 713-723 MHz and 768-778 MHz frequency bands that make up Lot 8 and that were previously pending assignment by the SC. These frequency bands were partially occupied by third parties (broadcasting licensees prior to the public auction). SC Resolutions No. 17/14 and No. 18/14 granted a two-year period for the migration of systems operated in these frequency bands. Personal has informed the regulator of the interference caused by these third parties and has requested state action to halt these activities. Pursuant to Decree No. 1,340/16, the term for authorizations for the use of all the frequencies that make up Lot 8 for the provision of SCMA, as well as the corresponding deployment obligations, shall be computed since the effective migration of services currently operating in these bands in the scope of Area II, defined according to the provisions of Decree No 1,461/93 and its amendments.

However, the permanence of such interference and of the subsequent occupation of the frequency bands have a negative impact on the performance of SCMA and may significantly affect investments made for their purchase and projections of planned deployment for their use in the committed terms, such as optimization of the use of other frequency bands acquired jointly to provide the SCMA.

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

Telecom faces operational risks inherent in its business, including those resulting from inadequate internal and external processes, fraud, inability to perform certain operations required by the judiciary due to inadequate technology, employee errors or misconduct, failure to comply with applicable laws and regulations, failure to document transactions properly or systems failures. In addition, unauthorized access to Telecom’s information systems or institutional sites could cause the loss or improper use of confidential information, unauthorized changes in Telecom’s information and network systems or alterations to Telecom’s information that Telecom publishes on these sites. These events could result in direct or indirect losses, technical failures in Telecom’s ability to provide its services, inaccurate information for decision making, adverse legal and regulatory proceedings, and harm its reputation and operational effectiveness, among others.

Telecom’s suppliers of goods and services are contractually obliged to comply with laws and regulations (including tax, labor, social security, anti-corruption, money laundering standards, etc.). Additionally, Telecom’s suppliers shall comply with a set of conduct standards, such as the Code of Ethics, established by the Telecom Group and must require similar compliance by their employees and subcontractors. Despite these legal safeguards and monitoring efforts made in the Telecom Group in relation to its suppliers, Telecom cannot ensure that they will comply with all applicable standards. As a result, Telecom could be adversely affected in a monetary, criminal or reputational way, despite its contractual rights to claim for compensations for damages that they could cause to them.

Telecom has Risk Management practices at the highest levels including a Risk Management Committee designed to detect, manage and monitor the evolution of operational risks.

However, Telecom Argentina can give no assurances that these measures will be successful in effectively mitigating the operational risks that Telecom faces and such failures could have a material adverse effect on its results of operations and could harm its reputation.

Telecom’s operations and financial condition could be affected by union negotiations.

In Argentina, labor organizations have substantial support and considerable political influence. In recent years, the demands of Telecom’s labor organizations have increased mainly as a result of the increase in the cost of living, which was affected by increased inflation, higher tax pressure over salaries and the consequent decline in the population’s purchasing power.

If labor organization claims continue or are sustained, this could result in increased costs, greater conflict in the negotiation process and strikes (including general strikes and strikes by Telecom’s employees and the contractors and subcontractors’ employees) that may adversely affect its operations. See “Item 6—Directors, Senior Management and Employees—Employees and Labor Relations” in the Telecom Argentina Form 20-F incorporated herein by reference.

In addition, certain telecommunication unions have initiated claims against Telecom Argentina alleging non-compliance with certain conditions provided for in the collective bargaining agreements that could allow the them to negotiate the inclusion of some suppliers’ employees in their collective bargaining agreements See “Item 8—Financial Information—Legal Proceedings—Labor Claims” in the Telecom Argentina Form 20-F incorporated herein by reference.

Telecom is involved in various legal proceedings which could result in unfavorable decisions and financial penalties for it.

Telecom is party to a number of legal proceedings, some of which have been pending for several years. Telecom cannot be certain that these claims will be resolved in its favor. Responding to the demands of litigation may divert Management’s time, attention and financial resources. As of December 31, 2016, Telecom recorded provisions that it estimates are sufficient to cover those contingencies considered probable. See Notes 2 and 17 to Telecom Argentina’s Consolidated Financial Statements.

The treatment of employment matters under Argentine law incentivizes individuals to pursue employment-related litigation.

Telecom is also exposed to claims of employees of suppliers, contractors and commercial agents claiming direct or indirect responsibility of Telecom based on a broad interpretation of the rules of labor law.

Also, Telecom is subject to various lawsuits initiated by some employees and former employees who claim wage differences. Certain judicial rulings have created a negative precedent in these matters and could increase its labor costs.

Personal was and is subject to claims by former representatives (commercial agents) who end their business relationship by making claims for reasons that are not always justified by contractual terms.

Customers and consumers’ trade unions brought up different claims against Personal regarding improperly billed charges. See “Item 8—Financial Information—Legal Proceedings—Consumer Trade Union Proceedings” in the Telecom Argentina Form 20-F incorporated herein by reference. Although Personal has taken certain actions in order to reduce risks in connection with these claims, we cannot assure that new claims will not be filed in the future.

Telecom has sanctions imposed by the Regulatory Bodies for technical reasons, mainly related to the delay in repairing defective lines, installing new lines and/or service failures. Telecom has recorded provisions for the amounts of sanctions that it estimates are probable. Although sanctions are appealed in the administrative stage, if the appeals are not resolved in Telecom’s favor in administrative or judicial stage or if they are resolved for amounts larger than those recorded, it could have an adverse effect on Telecom’s financial situation, results of operations and cash flows. See Note 2 to Telecom Argentina’s Consolidated Financial Statements.

As of the date of this Annual Report there are still pending administrative appeals filed by Telecom Argentina in 2012 against several resolutions that rendered deductions in the payments to the Universal Service (“SU”) ineffective with reference to several programs provided by Telecom Argentina in the “play” mode of the SU. Moreover, a response is still pending with respect to the presentation made by Telecom Argentina and Personal to the Regulatory Authority exposing the need to introduce amendments to the affidavit forms approved by ENACOM Resolution No. 6.981-E/16 in order to continue deducting the SU services that both companies are providing. Although Telecom Argentina’s Management, with the assistance of its legal advisors, considers that there are compelling legal arguments for defending the criteria that Telecom Argentina has held and holds with regard to the SU scheme, if a resolution of the appeals and presentations made by  Telecom Argentina is not favorable, such resolution could have an adverse effect on our results of operations, financial condition and cash flows. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Universal Service Regulation.” in the Telecom Argentina Form 20-F incorporated herein by reference, for more information.

Recently, certain content providers filed administrative and judicial claims against Personal requesting that contracts be considered under the interconnection regulation. Notwithstanding the request made by the content providers, the ENACOM through Resolution No. 2017-1122-APN-ENACOM # MCO, which  Personal believes to be unclear, established specific rules that apply to the content providers who  initiated the claims against Personal as follows: (i)  mobile operators may receive, for every service they provide, a percentage that should not exceed 40% of the services invoiced by the content providers, and (ii) the application of the same rules for providers of audiotext and mass calling value added services. On March 22, 2017, Personal filed an  appeal requiring that ENACOM revoke  Resolution No. 2017-1122-APN-ENACOM # MCO. However, if the recourse is not successful Personal’s revenues could be negatively impacted. If this occurs, we cannot guarantee that it will not have an adverse effect on our results of operations, financial condition and cash flows.

In 2009, the Argentine national environmental agency (Secretaría de Medioambiente y Desarrollo Sustentable) required that Telecom Argentina register before the National Registry of Generators and Operators of Hazardous Waste as a result of alleged problems with its liquid drainage in an underground chamber. Such registration would require Telecom Argentina to pay an annual fee calculated in accordance with a formula that takes into consideration the hazard’s extent effect and the quantity of the waste. Telecom Argentina filed a request for administrative review seeking the rejection of the environmental agency’s ordinance. Telecom cannot guarantee that the ordinance will be rejected. In addition, changes in environmental legislation or the evolution of products and services Telecom Argentina offers could require Telecom Argentina to be registered in the National Registry of Generators and Operators of Hazardous Waste. In that case or if the ordinance of the environmental agency is not rejected, Telecom Argentina would face increased costs which may include retroactive fees.

Telecom Argentina and Personal may face increased risk of employment, commercial, regulatory, tax, consumer trade union and customers’ proceedings, among others. If this occurs, we cannot guarantee that it will not have an adverse effect on Telecom’s and our results of operations, financial condition and cash flows, despite the provisions that the Company has recorded to cover these matters.

See “Item 8—Financial Information—Legal Proceedings” in the Telecom Argentina Form 20-F incorporated herein by reference, for more information.

The enforcement of the Law for the Promotion of Registered Labor and Prevention of Labor Fraud may have a material adverse effect on Telecom and us.

On June 2, 2014, Law No. 26,940 for the Promotion of Registered Labor and Prevention of Labor Fraud (Ley de Promoción del Trabajo Registrado y Prevención del Fraude Laboral) was published in the Official Gazette. This law, among other things, establishes a Public Record of Employers subject to Labor Sanctions (“Repsal”) and defines a series of labor and social security infringements as a result of which an employer shall be included in the Repsal.

The employers included in the Repsal shall be subject to sanctions, such as: the inability to access public programs, benefits, subsidies or credit from state-owned banks, the inability to enter into contracts and licenses of property owned by the Argentine government, or the inability to participate in the awarding of concessions of public services and licenses. Employers who commit the same infringement for which they were added to the Repsal within a 3-year period after the final first decision imposing sanctions, shall not be able to deduct from the Income Tax the expenses related to their employees while the employers are included in the Repsal. This new regulation applies both to Telecom and its contractors and subcontractors, who could initiate claims to Telecom for direct or indirect responsibility.

As of the date of this Annual Report, Telecom Argentina and Personal have no sanctions registered in the Repsal. However, if sanctions are applied in the future it could have a significant impact on the Telecom Group’s financial position, results of operations and cash flows.

The BCRA has imposed restrictions on the transfer of funds outside of Argentina in the past; some restrictions may be imposed in the future, which could prevent Telecom Argentina and Nortel from making payments on dividends and liabilities.

In the past, the Argentine government has imposed a number of monetary and currency exchange control measures, including temporary restrictions on the free availability of funds deposited with banks and restrictions or limitations on the access to FX Markets and transfers of funds abroad for purposes of paying principal and interest on debt, trade liabilities to foreign suppliers and dividend payments to foreign shareholders. Between the end of 2001 and 2002, the Argentine government implemented a unified exchange market (Mercado Único y Libre de Cambios or “MULC”) with significant regulations and restrictions for the purchase and transfer of foreign currency.

Since late 2011 the Argentine government has implemented a series of measures aimed to increase procedures and controls on the foreign trade and capital flows. To that effect, certain measures were implemented to control and limit the purchase of foreign currency, such as the prior approval of the AFIP for any purchase of foreign currency made by private companies and individuals for saving purposes among others. In addition, the BCRA expanded the controls and measures to make payments abroad accessing the local foreign exchange market, regarding trade payables and financial debt, and also established demanding procedures that must be met to pay certain trade payables with related parties. Although there are no regulations that prohibit making dividend payment to foreign shareholders, in practice authorities have substantially limited any purchase of foreign currency to pay dividends since these exchange controls were implemented.

In addition, starting in February 2012 all import operations of goods and services must be filed and approved in advance by AFIP.

On December 22, 2015, the AFIP published in the Official Gazette the General Resolution No. 3,823/15 by which the “Comprehensive Import Monitoring System” (“SIMI”) was established, replacing the “Affidavit of Import Advance” (“DJAI”) and leaving resolutions No. 3,252/12, 3,255/12 and 3,256/12 which regulated this matter without effect.

SIMI establishes the obligation for importers to submit certain electronic information via AFIP’s website. Resolution No. 3,823/15 states that this information is to be made available to the agencies that adhere to SIMI, who will have a period no longer than ten days to submit their observations. The AFIP will inform the importers of any observations made by the agencies, and importers must present themselves to the agency in the event of a regularization. Once approved, the statements under SIMI shall be valid for 180 days.

Resolution No. 3,823/15 became functional on December 23, 2015. However, DJAIs that had been registered prior to this date remain valid.

While this new resolution was issued in order to promote competitiveness and facilitate foreign trade, we cannot guarantee that the new procedure would not adversely affect Telecom’s supply chain and would not negatively impact the import of materials and equipment.

In December 2015, the current administration announced certain reforms to the FX Market that are expected to provide greater flexibility and easier access to the foreign exchange market. The principal measures adopted included (i) the elimination of the requirement to register foreign exchange transactions in the AFIP’s Exchange Transactions Consultation Program (Programa de Consulta de Operaciones Cambiarias), (ii) the elimination of the requirement to transfer the proceeds of new financial indebtedness transactions into Argentina and settle such proceeds through the MULC, (iii) the reestablishment of the US$2.0 million monthly limit per resident on the creation of offshore assets, (iv) a decrease to 0% (from 30%) of the registered, non-transferable and non-interest-bearing deposit required in connection with certain transactions involving foreign currency inflows, (v) the reduction of the required period during which the proceeds of any new financial indebtedness incurred by residents, held by foreign creditors and transferred through the MULC must be kept in Argentina from 365 calendar days to 120 calendar days from the date of the transfer of the relevant amount and (vi) the elimination of the requirement of a minimum holding period (of 72 business hours) for purchases and subsequent sales of the securities. In addition, on April 21, 2016 the BCRA published Communication “A” 5955, which eliminated the limits for access to the MULC for payments of foreign accounts payable related to goods and services and established that (starting that following day) access to the market for such payments is unlimited, subject to the compliance of the foreign exchange norms in force. In addition, during August 2016 the aforementioned monthly limit in (iii) was eliminated for Argentine residents, and during January 2017 the minimum required period of 120 days mentioned in (v) was also eliminated. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

Telecom contracts financial debt and trade payables in foreign currency with suppliers abroad, which in the past required complex approval procedures to access the FX Market to make payments abroad. Moreover, as a result of the payment of the frequency bands awarded to Personal in the public auction at the end of 2014 and during June 2015, Telecom reduced significantly the financial assets in foreign currency that it maintained abroad, thus reducing our capacity to use those assets to make direct payments to foreign suppliers and shareholders, if needed.

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

The market price of Telecom Argentina’s shares is subject to change due to various factors which are outside of Telecom’s control such as: (i) changes in market expectations; (ii) changes in the economic, financial and political situation in Argentina; (iii) the way in which the ANSES will exercise its corporate, political and economic rights and will manage its share ownership in Telecom Argentina; and (iv) changes in measures used by investors or analysts to value Telecom’s stock or market trends unrelated to its performance and operations. Telecom cannot predict when such external factors will affect its stock price or whether their effects will be positive or negative.

In addition, currency fluctuations could impact the value of an investment in Telecom Argentina. Although Telecom Argentina’s ADSs listed on the NYSE are U.S. dollar-denominated securities, they do not eliminate the currency risk associated with an investment in an Argentine company.

In addition, on March 16, 2017, the board of directors of Telecom Argentina (“Telecom Argentina’s Board of Directors”) approved the submission to the SEC of a “Shelf Registration Statement” with the aim, once the SEC declares it effective, of permitting the secondary sale of Class B Shares issued by Telecom Argentina and the underlying ADSs of such Class B Shares in the United States. Future sales of substantial amounts of Telecom Argentina’s Class B shares and ADSs, or the perception that such future sales may occur, may depress the price of Telecom Argentina’s Class B shares and ADSs.

ITEM 4.                        INFORMATION ON THE COMPANY

The Company

Nortel Inversora S.A. was organized by a consortium of Argentine and international investors to acquire a controlling interest in the common stock of Telecom as the first step in Argentina’s privatization of its fixed-link public telecommunications services and basic telephone services. See “Item 7—Major Shareholders and Related Party Transactions.” As of December 31, 2016, Nortel owned approximately 54.74% of the common stock of Telecom Argentina. Because Telecom Argentina owns 15,221,373 of its own Class B Shares as of the date of this Annual Report, our ownership of the outstanding shares amounts to 55.60%. Nortel’s sole substantial activity is owning such stock and its sole substantial source of cash income is cash dividends paid on such stock. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series B Preferred Shares—Nortel’s Capital Stock.”

Nortel is a stock corporation (sociedad anónima) organized under the laws of Argentina on October 31, 1990. The duration of Nortel is 99 years from such date of organization. The Company’s business offices are located at Alicia Moreau de Justo 50-13th Floor C1107 AAB Buenos Aires, Argentina and its telephone number is 54-11-4968-3631. Nortel’s operations are limited only by its corporate purpose as stated in its bylaws, which is to invest in companies, other than financial services companies generally, and to invest in Telecom specifically. Therefore, Nortel is able to expand into other businesses within its corporate purpose without regulatory approval. Nortel Inversora S.A.’s commercial names are “Nortel Inversora” outside of Argentina and “Nortel” or “Nortel Inversora” in Argentina.

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

Recent Developments

Nortel Board of Directors called for the Annual Shareholders’ Meeting

On March 16, 2017, Nortel’s Board of Directors called an ordinary and extraordinary shareholders’ meeting to be held on April 27, 2017, to consider among other issues: (i) the ratification of the provisional dividends distributed on November 7, 2016; (ii) the allocation of Nortel’s retained earnings of P$1,652 million as of December 31, 2016 as Voluntary Reserve for the Future Distribution of Dividends; and (iii) the election of all members of the Board of Directors for fiscal years 2017 to 2019 and of the Supervisory Committee for fiscal year 2017.

Telecom Argentina’s Board of Directors called for the Annual Shareholders’ Meeting

Telecom Argentina’s Board of Directors, at its meeting held on March 16, 2017, called an ordinary and extraordinary Shareholders’ meeting to be held on April 27, 2017, to consider among other issues the allocation of Telecom Argentina’s retained earnings as of December 31, 2016 (P$3,975 million). The proposal of the Board of Directors is to allocate the total amount of said retained earnings to the “Voluntary Reserve for Future Dividend Payment.” In addition, the Board of Directors proposed the reduction of the “Voluntary Reserve for Capital Investments” by P$2,730 million and the release of the “Voluntary Reserve for Future Investments” (P$2,904 million), increasing in turn the “Reserve for Future Cash Dividends” by P$5,634 million.

Personal Annual Shareholders’ Meeting

Personal’s ordinary and extraordinary shareholders’ meeting held on April 7, 2017, approved, among other items, the allocation of P$2,812 million of retained earnings as of December 31, 2016 to the “Reserve for Future Cash Dividends.” The shareholders also approved to withdraw the total amount of the “Voluntary Reserve for Financing of Working Capital and Investments in Capital Expenditures in the Country” (P$1,470 million), increasing the “Reserve for Future Cash Dividends” with this withdrawal.

The Reorganization

On March 31, 2017, each of Sofora, Personal and Nortel (together, the “Absorbed Companies”) and Telecom Argentina entered into a preliminary reorganization agreement (Compromiso Previo de Fusión) (the “Preliminary Reorganization Agreement”). Under the terms of the Preliminary Reorganization Agreement, the Absorbed Companies and Telecom Argentina have, subject to the approval of the relevant extraordinary general  shareholders’ meetings in the case of Telecom Argentina, Personal, Nortel and Sofora, and special shareholders’ meetings in the case of Nortel, and to other authorizations, agreed to a corporate reorganization in which the Absorbed Companies will be absorbed by Telecom Argentina, with Telecom Argentina being the surviving entity (the “Reorganization”). Telecom Argentina will assume, by universal succession, all of the assets, liabilities, operations and activities, and will succeed to all of the rights and obligations, of each of the Absorbed Companies. As a consequence of the Reorganization, Nortel will: (i) distribute a portion of Nortel’s Telecom  Argentina Class A Shares to the holders of Sofora Common Shares, (ii) convert Nortel’s remaining Telecom Argentina Class A Shares to Telecom Argentina Class B Shares, (iii) distribute all of Nortel’s Telecom Argentina Class B Shares (including all of Nortel’s Telecom Argentina Class B Shares that will be converted from Telecom Argentina Class A Shares) to the holders of Nortel Preferred Shares, and (iv) cancel all of Nortel’s shares (preferred and ordinary). Telecom Argentina will not issue any new Class B Shares or Class A Shares in connection with the Reorganization. The Reorganization is subject to the approval of ENACOM.

If the Reorganization is approved at the shareholders’ meetings of the Absorbed Companies and Telecom Argentina, such companies expect to enter into a definitive reorganization agreement (the “Final Reorganization Agreement”), which will be subject to the approval of ENACOM and filed with the relevant Argentine administrative authorities in accordance with applicable corporate procedures. We expect that obtaining the necessary regulatory, corporate and administrative approval in connection with the Reorganization will take several months. The surviving company will continue to be known as “Telecom Argentina S.A.”  Since each of the Absorbed Companies is either (i) a holding company with no operations or assets other than direct and indirect interests in Telecom Argentina or (ii) a wholly-owned subsidiary of Telecom Argentina, Telecom Argentina does not expect any material changes in its statement of financial position or income statement. The Reorganization will be accounted for under the predecessor basis of accounting, using historical cost as permitted by IFRS as issued by the IASB.  Under the historical cost method, assets and liabilities of the Absorbed Companies will be consolidated into Telecom Argentina at their respective book values.

Conditions to Effectiveness and Completion of the Reorganization

As of the date of this annual report, the effectiveness of the Reorganization is subject to the satisfaction of the following conditions:

•                  approval of the Reorganization on the terms and conditions set forth in the Preliminary Reorganization Agreement by the shareholders of the Absorbed Companies and Telecom Argentina at each of their respective general shareholders’ meetings (in the case of Telecom Argentina, Personal, Nortel and Sofora) and special shareholders’ meetings in the case of Nortel;

•                  the execution of the Final Reorganization Agreement;

•                  the receipt of certain regulatory approvals by ENACOM;

•                  the amortization in full of 140,704,640 common shares of Sofora representing 32.0% of Sofora’s outstanding capital stock; and

•                  Telecom Argentina has prepared its technical and operational systems with the capacity to absorb the operations of Personal, Nortel and Sofora.

In addition, the completion of the Reorganization’s corporate and administrative procedures is subject to the following conditions: (i) obtaining the administrative consent (conformidad administrativa) of the CNV with respect to the Reorganization and (ii) the registration of the Final Reorganization Agreement with the Public Registry of the City of Buenos Aires (Inspección General de Justicia), among others.

No assurance can be given as to when or whether any of these approvals and consents will be obtained or conditions satisfied, the terms and conditions that may be imposed in connection with the consents and approvals, or the consequences of failing to obtain the consents and approvals.

Amortization of Sofora Shares

In March 2017, W de Argentina Inversiones offered to Sofora and Sofora accepted with the consent of Fintech, the controlling shareholder of Sofora, an offer to amortize, in two tranches, all of the shares of capital stock issued by Sofora and owned by W de Argentina Inversiones, equal to 140,704,640 shares. As a result of the amortization, Sofora agreed to pay W de Argentina Inversiones an amount equal to the par value of W de Argentina Inversiones’s shares of capital stock issued by Sofora, such amount being equivalent to P$140,704,640, and issue in the name of W de Argentina Inversiones one or more dividend certificates (any such certificate, a “Bono de Goce”) evidencing W de Argentina Inversiones´s rights to dividends up to an aggregate amount of up to US$470 million less the amounts paid to amortize the shares of Sofora owned by W de Argentina Inversiones plus certain incremental amounts, with preference over the Telecom Argentina Class A Shares to be received by the shareholders of Sofora in the Reorganization. The amortization of the first tranche of shares of capital stock of Sofora owned by W de Argentina Inversiones and representing 17% of the issued and outstanding capital stock of Sofora is scheduled to occur on May 2, 2017, after which a Bono de Goce in the amount of US$249,687,500 less the U.S. dollar equivalent of P$74,749,340 will be issued to W de Argentina Inversiones. The amortization of the second tranche of shares of capital stock of Sofora owned by W de Argentina Inversiones and representing an additional 15% of the issued and outstanding capital stock of Sofora as of the date of this Annual Report is subject to the approval of ENACOM. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders of Nortel”. If this second amortization occurs, an additional Bono de Goce will be issued in an amount equal to US$220,312,500 less the U.S. dollar equivalent of P$65,955,300. Upon the completion of the amortizations, Fintech will be the sole shareholder of Sofora.

The principal terms and conditions of each Bono de Goce provide that: (i) dividend payments of up to the maximum amount under the Bono de Goce will be made only if and when Sofora resolves to pay a dividend, (ii) dividend payments made by Sofora shall be paid to the holder of the Bono de Goce with priority over all other shareholders of Sofora, (iii) all dividends to be paid under the Bono de Goce will be paid by Sofora with liquid and realized profits (ganancias realizadas y líquidas), (iv) the maximum amount of dividends to be collected under the Bono de Goce shall accrete every year on June 1 on the amount of dividends that remain unpaid by Sofora as of May 31 of the relevant year at a rate that will be set by the Board of Directors of Sofora and W de Argentina Inversiones, (v) Sofora has a right to redeem the Bono de Goce at any time after the later of (x) 36 months from the date of issuance or (y) the payment of 60% of the maximum amount of dividends under the Bono de Goce and (vi) in the event that Sofora is absorbed by Telecom Argentina pursuant to the Reorganization, the preference over dividends provided in the Bono de Goce will extend only to the shares received by Fintech as a result of the Reorganization which will be Telecom Argentina Class A Shares (which will be distributed exclusively to Fintech) but not to the Telecom Argentina Class B Shares.

If the Reorganization is consummated, Telecom Argentina will assume, by universal succession, all of the assets, liabilities, operations and activities, and will succeed to all of the rights and obligations, of Sofora as issuer of the Bono de Goce. In no event shall the dividend rights under the Bono de Goce affect the dividend rights of holders of Telecom Argentina Class B Shares.

Sale of Nortel’s interest in Telecom Personal

On March 31, 2017, the Board of Directors of Nortel approved a proposal regarding the sale of its interest of 120,000 shares of Telecom Personal to Telecom Argentina (representing 0.008% of Telecom Personal). As of the date of this Annual Report the transaction was fulfilled by an amount of P$4 million. As a result of this transaction, Telecom Argentina owns 100.00% of Telecom Personal.

Registration Statement on Form F-3

On March 22, 2017, Telecom Argentina filed a registration on Form F-3 (File No. 333-216890) through which the selling shareholder to be identified in a prospectus supplement may offer and sell from time to time Telecom Argentina Class B Shares underlying ADSs or ADSs. As of the date of this Annual Report, this registration statement has not been declared effective by the SEC.

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

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom Argentina on the Class A and Class B Shares owned by Nortel. On January 26, 2001 and May 4, 2001, Nortel paid the fourth and fifth installments of the scheduled redemptions of Series A Preferred Shares in a nominal amount at the dates of payment of approximately P$55.1 million and P$14 million, respectively (the latter, corresponding to the proportional amount for the three month period ended December 31, 2000). Because Telecom Argentina did not pay dividends for fiscal years 2001 to 2008, Nortel was unable to make any dividend payments or pay the required amortization on its Series A Preferred Shares for the fiscal years ended December 31, 2001to 2009. In each year from 2010 to 2015, Telecom Argentina paid dividends, which allowed Nortel to (i) pay to the holders of Series A Preferred Shares all outstanding preferred dividends and amortization payments until their final redemption on June 14, 2012, and (ii) as from 2012, pay dividends to the holders of Series B Preferred Shares and shares of common stock. See “Item 3—Key Information—Risk Factors—Risks Relating to Nortel —As a holding Company, Nortel’s ability to meet its financial obligations and to pay dividends is dependent upon the receipt of cash and other distributions paid on the common stock of Telecom that it owns. We did not pay any dividends during the period of 2001 to 2009” for information concerning Nortel’s distribution of dividends from 2013 to 2016.

Nortel’s failure to pay the Series A dividends due to the lack of liquid and realized profits and/or distributable reserve, triggered the right of the holders of Series A Preferred Shares to exercise their voting rights and to appoint a member of Nortel’s Board of Directors. Nortel’s failure to cause Telecom Argentina to comply with the financial ratio covenant contained in the terms and conditions of the Series A Preferred Shares and Series B Preferred Shares also triggered the right of the Series A Preferred Shares and Series B Preferred Shares shareholders to exercise their voting rights and to appoint a member of Nortel’s Board of Directors. Since December 31, 2006, such ratio no longer exceeded 1.75:1 and as a result, Series B Preferred Shareholders did not have voting rights in fiscal years 2007 to 2016 and will not have such rights in 2017. The Series A Preferred Shares shareholders retained their right to appoint a member of Nortel’s Board of Directors as a result of the non-payment of the Series A Preferred Shares dividends until June 29, 2012, when all accrued Series A Preferred Shares dividends were made available by Nortel to the Series A Preferred Shareholders, following the final redemption of the Series A Preferred Shares.

Pursuant to the Public Emergency Law No. 25,561 (the “Public Emergency Law”), the unpaid dividends and outstanding installments for the redemption of Series A Preferred Shares were “pesified” at the exchange rate of P$1.00 per US$1.00 plus the adjustment coefficient set forth by Decree No. 214/02, also known as “CER.”

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

Nortel is unable to predict whether Telecom Argentina will be able to make any additional dividend payments. See “Item 3—Key Information—Risk Factors” in this Annual Report and in the Telecom Argentina Form 20-F incorporated herein by reference.

Relationship between Nortel and Telecom Argentina

As of December 31, 2016, Nortel owns 502,034,299 of Telecom Argentina’s Class A Ordinary Shares, nominal value P$1.00 per share, representing 100% of Telecom Argentina’s issued and outstanding Class A Shares and 51% of Telecom Argentina’s total capital stock, and 36,832,408 of Telecom Argentina’s Class B Ordinary Shares, nominal value P$1.00 per share, representing approximately 7.6% of Telecom Argentina’s issued and outstanding Class B Shares and approximately 3.74% of Telecom Argentina’s total capital stock. Because Telecom Argentina owns 15,221,373 of its own Class B shares as of the date of this Annual Report, our ownership of the outstanding shares amounts to 55.60% (51.80% consists of the Class A Ordinary Shares and 3.80% of the Class B Ordinary Shares). Pursuant to the privatization regulations and the terms and conditions of the transfer agreement entered into between Nortel and the Argentine government on November 8, 1990, in accordance therewith (the “Transfer Agreement”), Nortel is required to own all of Telecom Argentina’s Class A Shares unless the Regulatory Bodies otherwise agree. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework” in the Telecom Argentina Form 20-F incorporated herein by reference and “Item 7—Major Shareholders and Related Party Transactions.” Nortel is not required by the privatization regulations to own any of Telecom Argentina’s Class B Shares.

Under Argentine law, by virtue of its majority ownership of the common stock of Telecom Argentina, Nortel has control over substantially all decisions made at Telecom Argentina’s shareholders’ meetings, including decisions relating to capital increases, the proposal and approval of the annual financial statements, the issuance of securities, the allocation of profits and the distribution of dividends.

Nortel’s principal shareholder is Sofora. Sofora owns approximately 78.38% of Nortel’s capital stock as of the date of this Annual Report. Sofora is 68% owned by Fintech and 32% owned by W de Argentina Inversiones.

On November 14, 2013, Telecom Italia S.p.A (“Telecom Italia”) and Telecom Italia International N.V. (collectively, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea”, a company controlled by the Sellers) announced their acceptance of the offer made by Fintech to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel and Tierra Argentea.

On December 10, 2013, Tierra Argentea completed the transfer to Fintech of (i) Class B Shares of Telecom Argentina, representing 1.58% of the capital stock of such company, and (ii) Nortel’s ADRs representing 8% of the aggregate Series “B” Preferred Shares of Nortel.

On October 25, 2014, Telecom Italia announced the acceptance of an offer made by Fintech to amend and restate the agreement announced on November 14, 2013. Within the frame of this amendment agreement: (i) on October 29, 2014 Telecom Italia International N.V. transferred 17% of the capital stock of Sofora to Fintech; and (ii) it was confirmed that the transfer of the 51% controlling interest in Sofora was subject to the approval of the telecommunications regulatory body (formerly, SC, subsequently, AFTIC, and currently, the ENACOM).

On October 16, 2015, AFTIC’s Resolution No. 491/15 was published in the Official Gazette, denying the requested authorization for the transfer to Fintech of the controlling interest that the Telecom Italia Group (Telecom Italia and its consolidated subsidiaries or “Telecom Italia Group”) held in Sofora. Fintech, the Telecom Italia Group, W de Argentina Inversiones S.A., Telecom Argentina and Personal filed an  appeal against such Resolution requesting AFTIC to reconsider it.

On February 17, 2016, Telecom Argentina was notified of ENACOM Resolution No. 64/16 pursuant to which ENACOM partially granted the abovementioned requests revoking the denial in AFTIC Resolution No. 491/15 and deciding to continue the analysis of the transfer of Telecom Italia’s interest in Sofora to Fintech.

On February 24, 2016, Telecom Argentina was notified of Fintech’s intention to launch a Mandatory Tender Offer (the “OPA”) resulting from a change of control event for all Class B Shares of Telecom Argentina which are traded on the Buenos Aires Securities Market, or MERVAL, promoted and formulated by Fintech.

On March 7, 2016, ENACOM Resolution No. 277/16 authorized the transfer of Sofora’s majority shareholder stake to Fintech, and on March 8, 2016, the transfer of Telecom Italia Group’s 51% stake in Sofora to Fintech was completed. As a result, Fintech replaced the Telecom Italia Group as the indirect controlling shareholder of Nortel and Telecom Argentina.

On March 8, 2016, the new members of the Board of Directors for Nortel, Telecom Argentina and Personal, appointed by Fintech, replaced the members of such Boards of Directors appointed by the Telecom Italia Group. The unanimous general ordinary and extraordinary shareholders’ meetings of Personal, held on March 29, 2016, and of Telecom Argentina and Nortel, held on April 8, 2016, each approved, among other issues, the performance of duties of the members of the Boards of Directors and Supervisory Committees appointed by the Sellers in such companies and appointed new members of the Boards of Directors and Supervisory Committees to cover the vacancies resulting from the change of control. These new appointees would hold their positions until the shareholders’ meetings that would consider the financial statements as of December 31, 2016.

On March 8, 2016, the change of Sofora’s controlling shareholder became effective and, accordingly, the Telecom Italia Group ceased to be the Company’s indirect controlling shareholder (position assumed by Fintech). Based on such facts, on April 20, 2016 Nortel notified the Comisión Nacional de Defensa de la Competencia (the Argentine Antitrust Commission) (“CNDC”) that the “Telco and TI-W Commitments have become moot and have completely lost its cause and purpose.” See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Telco and TI-W Commitments.”

On July 22, 2016, Fintech informed Telecom Argentina of the modifications to certain terms of the OPA announced previously by Fintech, including the offering price. The offered price was amended from P$46 per share to US$3.925 per share, from which US$ 0.050 (five cents) per share should be deducted as cash dividends paid on May 13, 2016, together with any other cash dividend to be paid by Telecom Argentina from the OPA’s announcement date to the OPA’s payment date.

On September 6, 2016, the CNV’s Board of Directors approved the formal terms of the OPA. Subsequently, on September 14, 15 and 16 of 2016, Fintech published in “El Cronista Comercial” newspaper the notice required under the CNV Rules (modified by complementary notices published in the same newspaper on October 5, 6 and 7, the first time, and on October 26, 27 and 28, the second time) setting the opening and closing dates of the OPA and the amendments to the “OPA Notice” published on February 24, 2016. The end of the OPA and its additional deadline took place on November 4, 2016 for Argentina.

On November 7, 2016, Fintech informed Telecom Argentina that, having ended the OPA’s offers reception period in Argentina, a total of 12,337,723 Class B Shares acceptances were received, representing 1.253% of Telecom Argentina’s total capital.

Simultaneously, Fintech launched an OPA in the United States, which offers’ reception period expired on November 23, 2016. This OPA did not affect in any way the OPA launched by Fintech in Argentina. According to Fintech, 5,549,209 ADSs and 3,695 Class B Shares entered into the OPA launched in the United States.

On the other hand, on November 25, 2016, Fintech informed Nortel that it was notified of the Resolution No. 356/16 of the Secretary of Commerce of the Ministry of Production, which authorized the economic concentration operation consisting on the acquisition by Fintech of 68% of the common shares of Sofora.

As of the date of this Annual Report, Sofora’s shares belong to Fintech (68%) and to W de Argentina Inversiones (32%). Additionally, Fintech has 58,173,522 Class B Shares that represent 5.91% of Telecom Argentina’s total capital stock.

However, as explained in previous paragraphs, in March 2017, W de Argentina Inversiones offered and Fintech, the controlling shareholder of Sofora, and Sofora accepted an offer to amortize, in two tranches, all of the shares of capital stock issued by Sofora and owned by W de Argentina Inversiones, equal to 140,704,640 shares. See “—Recent Developments—The Reorganization—Amortization of Sofora Shares.”

However, as detailed in “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders”, on March 28, 2017 Sofora’s Shareholders’ Meeting approved the amortization of all of W de Argentina Inversiones’ shares in Sofora in two tranches (17% on or before May 2, 2017 and 15% subject to the ENACOM´s release from the obligation to be maintained as part of the principal nucleus (“núcleo principal”)).

Fintech, a Delaware (United States) limited liability company, is a wholly-owned direct subsidiary of Fintech Advisory Inc. and its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina. Fintech Advisory Inc., a Delaware (United States) corporation, is directly controlled by Mr. David Martínez, a former member of Telecom Argentina’s Board of Directors, who submitted his resignation on April 5, 2017. Fintech Advisory Inc. is an investor and investment manager in equity and debt securities of sovereign and private entities primarily in emerging markets.

Additional information regarding the transaction between the Telecom Italia Group and Fintech as well as the OPA promoted by Fintech is available in Telecom Argentina’s “Relevant Facts” section of the CNV at www.cnv.gob.ar, and “Company filings” section (Telecom Italia S.p.A and Telecom Argentina) of the SEC at www.sec.gov. Unless specifically incorporated by reference herein, the information contained or accessible through such websites should not be considered a part of this Annual Report.

Regulatory and Legal Framework

Regulatory Framework

The telecommunications industry in Argentina is subject to extensive regulation. For information on the regulatory framework within which Telecom operates, see “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework” in the Telecom Argentina Form 20-F incorporated herein by reference.

Legal Framework

Law No. 27,260 of Historical Reparation for Retirees and Pensioners “Reparación Histórica para Jubilados y Pensionados”

On July 22, 2016, Law No. 27,260 was published in the Official Gazette (Historical Reparation for Retirees and Pensioners, or Reparación Histórica para Jubilados y Pensionados) where article 35 revokes Law No. 27,181. Article 30 of Law No. 27,260 establishes the prohibition for the transfer of national corporations’ shares authorized by the CNV to public offer which integrate the FGS, if as a consequence of such a transfer, ownership of such securities by the FGS is less than 7% of the total assets of the FGS, without prior express authorization of the National Congress, setting the following exceptions to this provision: “1. Public offers addressed to all holders of such assets and at an equitable price authorized by the CNV, in accordance with chapters II, III and IV of Title III of Law No. 26,831. 2. Stock swap for other stock of the same or another company in the context of a merger, division or corporate reorganization processes.”

Decree No. 894/16: corporate, political and economic rights in charge of the ANSES

Decree No 1,278/12 established that the Secretary of Economic Policy and Development Planning of the Ministry of Economy and Public Finances was in charge of the implementation of policies and actions related to the performance of the corporate rights on equity interest of companies where the State is a minority partner, and to this end, it approved a Regulation of representatives and directors appointed by the shares or equity interest of the National State.

On July 28, 2016 Decree No. 894/16 was published, which modifies Decree No. 1,278/12, establishing that in those companies whose shares integrate the investment portfolio of the FGS, the corporate, political and economic rights pertaining to such shares shall not be exercised by the Secretary of Economic Policy and Development Planning, but they are to be exercised by the ANSES.

In addition, Decree No. 894/16 established that the Directors appointed by the ANSES shall have the functions, duties and powers set out by the GCL, the Law of Capital Market No. 26,831 and its complementary and regulatory provisions, all the applicable regulations to the company in which they perform duties, their bylaws and internal regulations, and shall have all the responsibilities they might be liable for under these rules; the provisions of Decrees no. 1,278/12 and 196/15 (the latter in respect of delimitation of responsibility) are not applicable.

Elimination of Income Tax on dividend payment

Law No. 26,893 and Decree No 2,334/13 set out that dividends and profits, in money or in kind -except in shares or stock, distributed by companies and other entities incorporated in the country made available as of September 23, 2013, were subject to 10% retention, with the exception of dividends received by companies and other local entities which remained non-computable for tax purposes.

Law No. 27,260 repealed the above provision, reason why, as of July 23, 2016, all dividends and profits, in money or in kind, distributed by companies and other entities incorporated in the country (as it is the case for the Company), whoever the beneficiary, are not reached by the aforementioned retention.

Modification to Law No. 24,240 Consumer Protection

On August 17, 2016, Law No. 27,265 was published in the Official Gazette (in force as from August 29, 2016) that incorporates an amendment to Law No. 24,240 of Consumer Protection. This addition (in article 10 quater) establishes the prohibition of “collections of advance notice, advance month payment and/or any other concept on the part of the providers of services, including the public utilities, upon the consumer’s request for cancellation of the service in any way, either in person, on the telephone, electronic or similar-shaped.” In this sense, as from the last quarter of 2016, Telecom Argentina abides by this regulation in cases where applicable.

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

Activities relating to Iran

Telecom Group

The Telecom Group has, to our knowledge, two activities relating to Iran: (i) their roaming agreement (mobile services) with Mobile Company of Iran (MCI) (formerly TCI), which allows its mobile customers to use their mobile device on a network outside their subscriber’s home network and (ii) their international telecommunications services agreements with international carriers (fixed services), which cover delivery of traffic to Iran through non-Iranian carriers.

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

In 2016, the consolidated impact on net profit (loss) arising from Telecom Group’s roaming agreements with MCI was as follows:

•                  Telecom’s total revenues under roaming agreements with MCI were approximately P$1.1 thousand.

•                  Telecom’s total charges paid under roaming agreements with MCI were approximately P$1.8 thousand.

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

Also, as of December 31, 2016, the amount for receivables for these concepts pending to collect was approximately P$0.4 thousand.

The purpose of Telecom Group’s roaming agreements is to provide their customers with coverage in areas where they do not own networks. For that purpose, they intend to continue maintaining their roaming agreements.

ii)            Commercial Agreements with International Carriers (fixed services):

Telecom maintains commercial agreements with international carriers from countries other than Iran, which permit those carriers to deliver traffic from Iran to its networks and from its networks to Iran. Telecom Argentina and Telecom USA’s total charges paid under commercial agreements with international carriers regarding delivery of traffic to Iran were approximately P$6,784 thousand.

Regarding incoming traffic, Telecom Argentina and Telecom USA charge the relevant international carrier for their traffic terminated in Telecom’s network. Consequently, Telecom Argentina and Telecom USA do not know the country of origin of such traffic.

Telecom Italia Group

We are also required to disclose our affiliates’ activities relating to Iran as of December 31, 2016. On March 8, 2016, Telecom Italia ceased to be our affiliate. Telecom Italia has included Iran-related disclosure in its annual report on Form 20-F for year ended December 31, 2016, which was filed with the SEC on April 12, 2017.

Activities relating to Syria and Sudan

In addition to the mandatory disclosure regarding the activities related to Iran described above, below we describe Telecom’s activities that directly or indirectly relate to Syria and Sudan (designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls) (“Designated Countries”):

i.                  Roaming agreements (mobile services)

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

As of December 31, 2016, the approximate revenues, expenses, receivables and payables from roaming agreements with the Designated Countries were as follows:

	December 31, 2016
	Revenues	Expenses	Receivables	Payables
Roaming agreements (mobile services)	In thousands of P$
Syria	0.31	6.53	—	8.81
Sudan	—	0.03	—	0.16
Total	0.31	6.55	—	8.98
% of respective consolidated total amounts	(a)	(a)	—	0.006%

(a)         Less than 0.001%.

ii.               Commercial Agreements with International Carriers (fixed services):

Telecom also maintains commercial agreements with international carriers from countries other than the Designated Countries which permit those carriers to deliver traffic from the Designated Countries to its networks and from its networks to such countries.

Regarding outgoing traffic, during 2016, Telecom Argentina has sent traffic to the Designated Countries mainly through Verizon Communications Inc. (United States) and Telekom Malaysia (Malaysia).

As of December 31, 2016, the total approximate expense for delivery of traffic terminated in the Designated Countries was:

Commercial Agreements with International	December 31, 2016
Carriers (fixed services)	In thousands of P$
Syria	22.1
Sudan	(a)
Total outbound costs	22.1
% of consolidated operating expenses	(b)

(a)         Less than P$ 0.5 thousand.

(b)         Less than 0.001%.

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

The outbound costs described in the table above are wholly immaterial with respect to Telecom Argentina’s consolidated operating expenses for the period presented.

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

ITEM 4A.               UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our Consolidated Financial Statements, including the notes to those financial statements, which appear elsewhere in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with IFRS. See “Item 3—Key Information—Selected Financial Data.” The following discussion and analysis are presented by the Management of our company and provide a view of our financial condition, operating performance and prospects from Management’s perspective. The strategies and expectations referred to in this discussion are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives that we implement and other factors. Since much of this discussion is forward-looking, you are urged to review carefully the factors referenced elsewhere in this Annual Report that may have a significant influence on the outcome of such forward-looking statements. We cannot provide assurance that the strategies and expectations referred to in this discussion will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not rely solely on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. Please refer to “Forward-Looking Statements” and “Item 3—Key Information—Risk Factors” for descriptions of some of the factors relevant to this discussion and other forward-looking statements in this Annual Report.

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

Management Overview

Telecom is considered one of the leading companies in the Argentine telecommunications sector. The Telecom Group continued focusing on business growth, especially through the deployment of 4G/LTE technology. This deployment allowed Telecom Argentina to provide higher speeds of Internet access, improving the mobile customers’ experience, particularly access to Multimedia content. In the fixed services segment, Telecom Argentina continued to satisfy the demand of higher bandwidth through the deployment of new technologies in the access and transport network.

As of December 31, 2016, the Telecom Group had 22.0 million mobile subscribers (of which 2.5 million came from the subsidiary Núcleo), 3.9 million fixed lines in service and 1.7 million fixed Internet Accesses (equivalent to 44% of fixed lines in service).

To promote the expansion of business, capital expenditures amounted to P$11,386 million in 2016, equivalent to 21% of consolidated revenues. Investments made by the Telecom Group and the estimated capital expenditures for 2017 are clear evidence of its commitment to its customers.

The following discussion and analysis summarizes relevant measures of results of operations presenting items by nature. The Company believes that the presentation of the measure “operating income before depreciation and amortization” provides investors and financial analysts with appropriate information that is relevant to understanding the Company’s past and present performance as well as our projections of future performance. Moreover, operating income before depreciation and amortization is one of the key performance measures used by Telecom’s Management for monitoring Telecom’s profitability and financial position, at each of the segments and consolidated levels.

Continuing the trend of prior years, revenues in 2016 grew by 31% compared to 2015, reaching P$53,240 million, and grew by 21% in 2015 compared to 2014, reaching P$40,496 million. Operating income before depreciation and amortization in 2016 increased by P$3,558 million as compared to 2015, reaching P$14,424 million (equivalent to 27% of total revenues), while in 2015 it increased by P$2,164 million as compared to 2014, reaching P$10,866 million (equivalent to 27% of total revenues). Operating income increased by P$1,614 million in

2016 as compared to 2015, reaching P$7,843 million (equivalent to 15% of total revenues) while in 2015 it increased by P$786 million as compared to 2014, reaching P$6,229 million (equivalent to 15% of total revenues). Net income increased by P$570 million in 2016 as compared to 2015, reaching P$4,005 million (equivalent to 8% of total revenues), while it decreased by P$294 million in 2015 as compared to 2014, reaching P$3,435 million (equivalent to 8% of total revenues). Net income attributable to Telecom Argentina increased by P$572 million in 2016 as compared to 2015, reaching P$3,975 million, while it decreased by P$270 million in 2015 as compared to 2014, reaching P$3,403 million.

For a discussion of the factors that may affect our results of operations see “Item 3—Key Information—Risk Factors” and “—Years ended December 31, 2016, 2015 and 2014—Factors Affecting Results of Operations” and “—Trend Information” below.

For a detailed analysis of Telecom’s results of operations for fiscal year 2016, see “Item 5—Operating and Financial review and Prospects—(a) Consolidated—Years ended December 31, 2016, 2015 and 2014,” included in the Telecom Argentina Form 20-F incorporated herein by reference.

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

After the above mentioned crisis, the Argentine economy began a new period of rapid growth. Argentina’s GDP increased for six consecutive years, from 2003 to 2008. However, the international financial crisis of 2008 affected the country, which recorded a significant fall in its economic activity of 5.9%, interrupting the growth period mentioned above. Throughout 2010 and 2011, the economy showed a rapid and strong recovery, growing at an annual rate of 10.1% and 6.0%, respectively, but in 2012 a slowdown affected the economy and growth was again affected, decreasing by 1.0%. In 2013, better economic conditions helped to increase by 2.4% the country’s economic activity, but a new slowdown was recorded during 2014 as a new decrease of 2.5% in economic activity was recorded. Finally, growth resumed during 2015 at a moderate rate of 2.6%. As of the date of this Annual Report and according to figures published by INDEC, Argentina recorded a fall in its GDP of 2.3% during 2016.Inflation continued to be the main concern for the economy. According to official statistics reported by the INDEC, the consumer price index rose 9.5% in 2011, 10.8% in 2012 and 10.9% in 2013. Since January 2014, a new consumer price index is being published aimed at improving the accuracy of the macroeconomic statistics. In 2014, the new consumer price index (“IPCNu”) showed an increase of 23.9%. In addition, the INDEC estimates that the Argentine wholesale price index increased by 12.7% in 2011, 13.1% in 2012, 14.8% in 2013 and 28.3% in 2014.

On January 8, 2016, the current administration issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016. During this state of emergency, the INDEC has suspended publication of certain statistical data (regarding prices, poverty, unemployment and GDP) until it completes a reorganization of its technical and administrative structure capable of producing sufficient and reliable statistical information. As of the date of this Annual Report, INDEC had resumed publication of the aforementioned statistical data, although for some indicators, it has not yet disclosed or provided reestimated figures for certain time periods. Under these circumstances the INDEC has recommended the use of alternative indexes published by San Luis Province and by the Autonomous City of Buenos Aires, which are an integral part of the National Statistic System, until a new index in compliance with international standards is produced. The national CPI and the national wholesale Price index published by the INDEC for the period January-October 2015 was 11.9% and 10.6%, respectively. Additionally, CPI published by the San Luis Province and by the Autonomous City of Buenos Aires for the period November-December 2015 were 9.5% and 6.0%, respectively.

INDEC resumed publication of the wholesale price index the entirety of 2016, which increased by 34.6% based on a year-to-year comparison. According to the latest available data, as INDEC has not disclosed figures for November and December 2015. In turn, the publication of the IPCNu index was resumed in June 2016 disclosing

May 2016 monthly inflation figures, while data for the months of January to April of 2016 remains unavailable. Taking this into account, IPCNu index variation from May to December 2016 was 16.9%. Meanwhile, consumer price measures for Buenos Aires City and San Luis Province registered a 41.0% and 31.4% increase during 2016, respectively.

For further detail regarding Argentine economic conditions see “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.”

Economic activity closed 2016 with a contraction that became deeper during the second and third quarter of the year. The telecommunications sector was also affected by this context. The global economy evidenced mixed results, with U.S. economic activity slowing down slightly in comparison with economic activity in 2015, and Eurozone countries grew at steady levels, with a less favorable outlook after Brexit results. In turn, emerging economies such as China and Brazil have significantly reduced their expansion rates, thus impacting Argentine exports and external competitiveness. Overall household consumption in Argentina registered a decrease during 2016, after being affected by important increases in prices and tariffs that in turn affected real household income.

During the period between 2005 and 2007, the peso remained relatively stable against the U.S. dollar, with US$1.00 trading within a range of P$2.86 to P$3.16. However, the international financial crisis created uncertainty that affected the Argentine exchange rate, as reflected by a peso/dollar exchange rate increase of 9.5% and 10.1% per year in 2008 and 2009, respectively. The peso/dollar exchange rate was relatively stable in 2010 and 2011, ending 2010 at P$3.98 per US$1.00 and 2011 at P$4.30 per US$1.00, increasing 4.7% and 8.0%, respectively. In 2012, 2013 and 2014, the pace of peso devaluation accelerated to 14.4%, 32.5% and 31.1%, respectively; and the official exchange rate ended the year at a P$8.55 per US$1.00. In December 2015, the current administration lifted many of the restrictions to access the FX Markets and the multiple exchange rate system was unified into a floating rate regime. As a consequence, a significant depreciation of the peso occurred, with the exchange rate at P$13.04 per US$ 1.00, an increase of 52.5% by the end of 2015. In addition, on April 21, 2016 the BCRA published Communication “A” 5955, whereby the limits for access to the MULC for payments of foreign accounts payable related to goods and services were eliminated, establishing that starting on the following day access to the market for such payments is unlimited, subject to compliance with the foreign exchange norms in force. As of December 31, 2016, the exchange rate was P$15.89 = US$1.00, while on April 24, 2017, the exchange rate was P$15.39 = US$1.00.

As the substantial majority of Telecom Argentina’s property and operations are located in Argentina, macroeconomic and political conditions will continue to affect us. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general and Telecom Argentina’s operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including ours. While Telecom Argentina’s business continued growing in 2016, its operating results, financial condition and cash flows remain vulnerable to fluctuations in the Argentine economy. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina.”

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

Revenues are also subject to estimations of the traffic measures. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on the traffic and are accrued at the end of the month. In addition, revenues from unexpired prepaid recharges made by customers are recognized on the basis of the services used, at the contract price per service.

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

Recoverability assessment of PP&E and intangible assets with finite useful life

At a minimum at every annual closing date, Telecom assesses whether events or changes in circumstances indicate that PP&E and amortizable intangible assets may be impaired.

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

The identification of impairment indicators and the estimate of the value in use for assets (or groups of assets or cash generating units) require Management to make significant judgments concerning the validation of impairment indicators, expected cash flows and applicable discount rates. Estimated cash flows are based on significant  assumptions by Management about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, capital cost, etc.

For the years presented, Telecom estimated that there are no indicators of impairment of assets that are subject to amortization, except for the net impairment loss of certain assets amounting to P$383 million, P$230 million and P$25 million in 2016, 2015 and 2014, respectively. See Note 3.k) to our Consolidated Financial Statements.

However, changes in Telecom’s current expectations and operating assumptions, including changes in Telecom’s business strategy, technology, competition, changes in market conditions or regulations, could significantly impact these judgments and could require future adjustments to the carrying amount of recorded assets.

Intangible assets with indefinite useful life— Personal Communications Service (“PCS”) license

Telecom determined that Personal’s PCS license met the definition of an indefinite-lived intangible asset for the years presented. Therefore, Personal does not amortize the cost of this license. However, Personal tests it annually for impairment. An impairment loss is recognized when the carrying amount exceeds the recoverable amount. The recoverability assessment of an indefinite-lived intangible asset such as the PCS license requires Telecom’s management to make assumptions about the future cash flows expected to be derived from such asset.

Such estimated cash flows are based on significant  assumptions by Management about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, etc.

Personal’s net cash flows projection is denominated in Argentine pesos, its functional currency. However, due to the fact that there is no prevailing long-term discount rate in pesos available in the market, Personal: (a) has converted such peso-denominated cash flows into U.S. dollars using future estimated exchange rates applicable to each period; and (b) has discounted these U.S. dollar-denominated cash flows at an annual U.S. dollar rate of approximately 11% in order to obtain the recoverable value of intangible assets with indefinite useful life.

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

The recoverability assessment of the income tax receivable related to Telecom Argentina’s actions for recourse filed during 2015 and 2016 regarding the amounts determined in excess due to lack of application of the income tax inflation adjustment, is based on the existing legal jurisprudence on this matter and the estimated future behavior of the National Tax Authority and of the National court in their review of the actions filed by Telecom Argentina.(see Note 14 to our Consolidated Financial Statements).

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

Receivables and Payables Valued at Amortized Cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long-term receivables and payables. The estimated discount rate used to determine the discounted cash flow of long-term receivables and payables was an annual rate in pesos of approximately 34% for 2015. The estimated discount rate used to determine the discounted cash flow of long-term receivables in U.S. dollars was an annual rate of 13% for years 2016 and 2015. The discount rate in Guaraníes for loans was 9.42% in 2016 and 2015, and for accounts receivable was 9.8% in 2016 and 2015. The difference between the initial fair value and the nominal amount of receivables and payables is recognized as finance income or expense using the effective interest method over the relevant period.

Changes in these estimated discount rates could materially affect our financial position, cash flows and results of operations.

Provisions

Telecom is subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory, commercial and other matters. In order to determine the proper level of provisions relating to these contingencies, Telecom assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. Telecom consults with internal and external legal counsel on these matters. A determination of the amount of provisions required, if any, is made after careful analysis of each individual issue. Telecom’s determination of the required provisions may change in the future due to new developments in each matter, changes in jurisprudential precedents and tribunal decisions or changes in Telecom’s method of resolving such matters, such as changes in settlement strategy, and, therefore, these changes may materially affect our financial position, cash flows and results of operations.

Allowance for Doubtful Accounts

Telecom maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make the required payments. Telecom bases its estimates on the aging of its accounts receivable balances, the requests by customers to unsubscribe, its historical write-offs, public sector and corporate customer creditworthiness and changes in its customer payment terms. If the financial condition of Telecom’s customers were to deteriorate, the actual write-offs could be higher than expected.

(a) Consolidated

As discussed above, Nortel is a holding company whose principal asset is its approximately 55.60% of the outstanding shares of Telecom Argentina. Therefore, the following discussion of Nortel’s consolidated financial condition and results of operations should be read in conjunction with the immediately following discussion set forth herein under Section (b) of this Item 5 and with Nortel’s Consolidated Financial Statements and notes thereto included elsewhere in this Form 20-F and with Telecom Argentina’s consolidated financial statements and notes thereto and “Item 5—Operating and Financial Review and Prospects” included in the Telecom Argentina Form 20-F incorporated herein by reference. Such financial statements and notes thereto have been prepared in accordance with IFRS.

Years ended December 31, 2016, 2015 and 2014

For purposes of these sections, the fiscal years ended December 31, 2016, 2015 and 2014 are referred to as “2016,” “2015” and “2014,” respectively.

Our results of operations (which include Telecom’s results of operations) are determined in accordance with IFRS. The Telecom Group provides customers with a broad range of telecommunication services. To fulfill its purpose, the Telecom Group conducts different activities that are distributed among the companies in the Telecom Group. Each company represents an operating segment. These operating segments have been aggregated into the following segments according to the nature of the products and services provided and economic characteristics:

Segment	Company of the Telecom Group / Operating Segment
Fixed Services	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (i)
Personal Mobile Services	Personal
Núcleo Mobile Services	Núcleo
Envíos

(i)             Dormant entity during the years ended December 31, 2016, 2015 and 2014.

The main products and services in each segment for the years presented are:

•                  Fixed Services: local area, national long-distance and international communications, supplementary services (including call waiting, itemized invoicing, voicemail, etc.), interconnection with other operators, data transmission (including private networks, point-to-point traffic, radio and TV signal transportation), Internet services, IT solution Outsourcing and sales of equipment.

•                  Personal Mobile Services and Núcleo Mobile Services: service offerings include voice communications, high-speed mobile Internet content and applications download, MMS, SMS, among others; and sale of mobile communication devices (handsets, modems, mifi and wingles). The services are supported in the different technologies of the mobile network (2G/3G/4G).

The following table shows a breakdown of Telecom’s revenues by business segment for the years ended December 31, 2016, 2015 and 2014:

	2016		2015		2014
Segment	Revenues (1) (P$ million)	% of Consolidated Revenues	Revenues (1) (P$ million)	% of Consolidated Revenues	Revenues (1) (P$ million)	% of Consolidated Revenues

Fixed Services	15,014	28.2	10,736	26.5	8,559	25.7
Personal Mobile Services	35,584	66.8	28,054	69.3	23,204	69.6
Núcleo Mobile Services	2,642	5.0	1,706	4.2	1,578	4.7
TOTAL	53,240	100.0	40,496	100.0	33,341	100.0

(1)         Includes service revenues and equipment sales and the effect of elimination of intersegment transactions.

Management’s explanations under “—(B) Results of Operations by Segment” below regarding changes in financial condition and results of operations for years 2016, 2015 and 2014 related to segments of the Company have been provided based on financial information under IFRS as disclosed in Note 28 to our Consolidated Financial Statements.

Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding our operating results. These factors are based on the information currently available to our Management and may not represent all of the factors that are relevant to an understanding of our current or future results of operations. See also “Item 3—Key Information—Risk Factors.” Additional information regarding trends expected to influence our results of operations is analyzed below under “—Trend Information.”

Impact of Political and Economic Environment in Argentina. Levels of economic activity affect Telecom Argentina’s customers’ consumption of our services, the demand for new mobile and fixed lines and Broadband accesses as well as the levels of uncollectible accounts and disconnections. Demand for Telecom’s services and the amount of revenues it collects are also affected by inflation, the evolution of consumption in the economy, exchange rate variations and the rate of unemployment, among other factors.

Price of services: The LAD (as amended by Decree No. 267/15), under Title VI - Article 48, established that licensees of ICT services may set their prices which shall be fair and reasonable, to offset the costs of exploitation and to tend to the efficient supply and reasonable margin of operation. However, the Regulatory Authority is entitled to observe the prices set by the Telecom Argentina if it understands that they do not comply with the provisions of Article 48 of the LAD. If prices are observed as imposing restrictions on Telecom Argentina’s prices, Telecom Argentina’s operating margins may be negatively affected. Before the LAD came into force, the service prices that Telecom Argentina charged in its fixed telephony service (including both monthly charges and measured service charges), installation charges, public telephone charges and charges for Internet dial-up traffic (“Regulated Services”) were subject to regulation.

The impact of the service price adjustments on Telecom Argentina’s results of operations has been particularly relevant in recent years as a result of inflationary pressures on our costs structure.

Competition: The Argentine telecommunications market has become increasingly competitive. Competition is mainly focused on Internet and mobile services. Recently, through ENACOM Resolution No. 1,299/17, Nextel was authorized to provide SCMA resulting in the entrance of a new competitor for these services. To remain competitive, we must devote significant resources to capital expenditures, and trade expenses (including selling commissions). See “Item 4—Information on the Company—The Business— Competition.” in the Telecom Argentina Form 20-F incorporated herein by reference.

Technology Developments and Capital Expenditures. Improvements in technology influence Telecom’s customers’ demand for services and equipment. For example, demand for fixed-line telecommunications services has been affected by continued significant growth in mobile business. Growth in the fixed-services business at present is being driven by the expansion of Broadband for individuals and corporations. The increase in Broadband adoption has also proven to be a critical factor in facilitating the offering of Value Added Services to customers and the bundling of services. In the fixed-services business, Telecom must invest in its fixed-line network and information technology. Specifically, in Internet services, it must constantly upgrade its Access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of its services.

In the mobile business, to provide its subscribers with new and better services, Personal has to enhance its mobile networks extending 3G and 4G technology and bandwidth for mobile data transmission. Moreover, taking into account the frequencies acquired, Personal must develop a LTE infrastructure expeditiously, according to regulatory requirements and the mobile market development.

In addition, as new technologies develop, equipment may need to be replaced or upgraded and network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures. See “Item 4—Information on the Company—Capital Expenditures.” in the Telecom Argentina Form 20-F incorporated herein by reference.

Devaluation of the Peso. The peso has been subject to significant devaluations in the past and may be subject to fluctuation in the future. In recent years, there was a significant devaluation which amounted to approximately 21.9% in 2016, 52.5% in 2015 and 31.1% in 2014. The majority of Telecom’s revenues are received in pesos whereas a portion of the costs regarding materials and supplies related to the construction and maintenance of its networks and services are incurred in foreign currencies. Also, the high level of competition limited its ability to transfer to its customers the fluctuations in the exchange rates between the peso and the U.S. dollar and other currencies. In addition, any devaluation of the peso against foreign currencies may increase operating costs and capital expenditures, which will adversely affect Telecom’s results of operations, considering the net effect on revenues and costs.

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

Our Consolidated Financial Statements and the financial information included elsewhere in this Annual Report have been prepared on a historical basis in accordance with IFRS. However, due to the high level of inflation prevailing in Argentina in the last few years, Management analyzed the conditions established by IAS 29 paragraph 3 to consider an economy as hyperinflationary. It should be mentioned that if the conditions established by IAS 29 to consider an economy as a hyperinflationary are met, the restatement of financial statements must be made retroactively from the date of the revaluation used as deemed cost (in the case of Group companies located in Argentina, since February 2003) or from the acquisition date for assets acquired after that date.

Based on the analysis made as of December 31, 2016, Telecom’s management considers that the quantitative condition provided in section e) of IAS 29 has been met, while the qualitative conditions of the Argentine economy are mixed (some suggest the existence of a high inflation environment while others have not substantially changed from previous years, when it was concluded that our financial statements should not be restated). Under these circumstances, and in order to be objective, Telecom’s Management gave prominence to the conclusions reached by some international auditing firms that were available to Telecom’s Management, which considered that as of December 31, 2016 there was insufficient evidence to consider the Argentina’s economy as “hyperinflationary” under IAS 29. Similar conclusions were reached under US GAAP by the International Practices Task Force (the “IPTF”), according to its memorandum issued on November 17, 2016. See “Item 3—Key Information—Risk Factors—Risk Factors Relating to Argentina— Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins”, “Economic and Political Developments in Argentina” and Note 1.e) to the Consolidated Financial Statements.

Although we believe that in 2017 inflation rates will be significantly reduced, IAS 29 and the IPTF recommended that Argentine issuers continue monitoring whether the Argentine economy qualifies as highly inflationary. Therefore, given the retroactive nature of the potential financial information restatement that should be applied in the event that Argentine economy be qualified as highly inflationary, under “—Additional relevant information on the possible application of IAS 29 in the Telecom Group as of December 31, 2016, 2015 and 2014” we provide an aggregate estimation of IAS 29 application for the amounts reported in accordance with IFRS as of December 31, 2016, 2015 and 2014.

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

(A)  Consolidated Results of Operations

In the year ended December 31, 2016, we reported net income of P$3,987 million, compared to net income of P$3,434 million for the year ended December 31, 2015, and net income of P$3,726 million for the year ended December 31, 2014. Net income attributable to Nortel increased by P$301 million in 2016 as compared to 2015, reaching P$2,192 million, while it decreased by P$148 million in 2015 as compared to 2014, reaching P$1,891 million, from P$2,039 million reported in 2014.

Consolidated revenues in 2016 were P$53,240 million compared to P$40,496 million in 2015 and P$33,341 million in 2014. The increase of P$12,744 million in 2016 (a 31% increase) can be largely attributed to the growth in the Personal and Núcleo Mobile Services segments including handset revenues and in Internet and Data services included in the Fixed Services segment.

In 2016, operating expenses (including depreciation and amortization and impairment of PP&E) totaled P$45,517 million, representing an increase of P$11,183 million, or 33%.

In 2015, operating expenses (including depreciation and amortization and gain on disposal of PP&E and impairment of PP&E) totaled P$34,334 million, representing an increase of P$6,370 million, or 23% in relation to 2014. The increase in costs in both years is mainly a consequence of higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services related to higher supplier prices, the increase in taxes and fees with the Regulatory Authority, the increase of VAS costs, the increase in bad debt expenses and higher depreciation and amortization of PP&E and intangible assets. Also, in 2016, the increase is mainly due to higher provisions costs, higher agents’ commissions, and, in 2015, is also mainly due to an increase in cost of equipment and handsets.

(A.1) 2016 Compared to 2015

	Years Ended December 31,				Change by segment (1)
	2016	2015	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services	Nortel
	(P$ million)%					(P$ million)
Revenues	53,240	40,496	31	12,744	4,278	7,530	936	—
Other Income	82	43	91	39	27	11	1	—
Operating expenses (without depreciation and amortization)	(38,936)	(29,697)	31	(9,239)	(3,637)	(4,933)	(655)	(14)
Operating income before depreciation and amortization (2)	14,386	10,842	33	3,544	668	2,608	282	(14)
Depreciation and amortization	(6,198)	(4,438)	40	(1,760)	(371)	(1,094)	(295)	—
Impairment of PP&E	(383)	(199)	92	(184)	92	(275)	(1)	—
Operating income	7,805	6,205	26	1,600	389	1,239	(14)	(14)
Financial results, net	(2,214)	(1,067)	107	(1,147)	35	(1,213)	36	(5)
Income tax expense	(1,604)	(1,704)	(6)	100	96	16	(14)	2
Net income	3,987	3,434	16	553	520	42	8	(17)

Net income attributable to:
Nortel (Controlling Company)	2,192	1,891	16	301
Non-controlling interest	1,795	1,543	16	252

(1)         Includes the effect of eliminations of Intersegment transactions.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

Revenues

	Years Ended December 31,				Change by segment (1)
	2016	2015	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ million)%			(P$ million)
Voice	17,566	13,854	27	3,712	1,671	1,733	308
Data	9,984	9,249	8	735	1,139	(520)	116
Internet	17,804	11,377	56	6,427	1,438	4,578	411
Service Revenues	45,354	34,480	32	10,874	4,248	5,791	835
Equipment (2)	7,886	6,016	31	1,870	30	1,739	101
Revenues	53,240	40,496	31	12,744	4,278	7,530	936

(1)         Net of the Intersegment revenues effect.

(2)         This item is composed of voice, data and Internet equipment in each year.

During 2016, total consolidated revenues increased by 31% to P$53,240 million from P$40,496 million in 2015, mainly driven by the mobile services provided by Personal and our Broadband and data transmission businesses.

Consolidated revenues for 2016 and 2015 are comprised as follows:

Voice

Revenues from voice services increased 27% to P$17,566 million in 2016 from P$13,854 million in 2015. Revenues from voice services represented 33% of our total consolidated revenues for 2016 compared to 34% of our total consolidated revenues for 2015.

Fixed services

Revenues from voice services represented 40% of our total Fixed Services segment revenues attributable to third parties for each of 2016 and 2015.

Voice services mainly include revenues from monthly charges, charges for supplementary services, measured service (national and international calls) and public telephone service. Charges for supplementary services include call waiting, call forwarding, three-way calling, caller ID, direct inwards dialing, toll-free service and voicemail, among others. Measured service charges are based on the number and duration of calls. Measured service revenues depend on the number of lines in service, the volume of usage, the number of new lines installed and applicable rates. They also include interconnection services (which primarily include Access, termination and long-distance transport of calls), international long-distance service (which reflect payments made under bilateral agreements between Telecom Argentina and foreign telecommunications carriers covering inbound international long-distance calls) and revenues related to billing and collection services charged to other operators.

Revenues from voice-retail increased 41% to P$4,654 million.

Monthly charges and supplementary services increased by P$1,074 million or 76% to P$2,480 million in 2016 from P$1,406 million in 2015. Such growth was mainly due to an increase of residential monthly basic charges prices since May 2016 and an increase in the prices of supplementary services.

Measured service charges increased 15% to P$2,073 million in 2016 from P$1,800 million in 2015. The increase was mainly due to the increase in plans prices (both in local and national long-distance).

Voice-wholesale revenues (including fixed and mobile interconnection revenues and lease of circuits, together with the revenues generated by the subsidiary Telecom Argentina USA amounting to P$265 million) amounted to P$1,356 million in 2016 (31% higher than in 2015). Interconnection services reached P$845 million in 2016, an increase of P$156 million, or 23% as compared to 2015. Other wholesale revenues reached P$511 million in 2016, an increase of P$165 million, or 48%, as compared to 2015. The increase was mainly due to higher prices related to cell sites rentals and lease of circuits due to the variation of the P$/US$ exchange rate.

Personal Mobile services

Revenues from voice services represented 30% of our total Personal Mobile Services segment revenues attributable to third parties for 2016 compared to 32% for 2015.

Voice services mainly include revenues from monthly charges, airtime usage charges and roaming charges to our customers for their use of our and other carriers’ networks, Calling Party Pays (“CPP”), Terminación Llamada Red Destino (Termination charges from third parties´ mobile networks) (“TLRD”) and roaming charges to other mobile service providers whose customers use our network.

Voice-retail revenues reached P$8,503 million in 2016 (an increase of 22% as compared to 2015). The increase was mainly due to the increase in monthly charges prices for the post-paid and “Abono Fijo” subscribers and prepaid services, net of the variation of the subscriber’s base (evidencing an increase of 1.2% and 0.7% of post-paid, “Abono Fijo” subscriber’s base, respectively and a decrease of 1.4% of prepaid of subscriber’s base as compared to 2015).

Voice-wholesale revenues to third parties reached P$2,078 million in 2016 (an increase of 10% as compared to 2015). The increase was mainly due to an increase in interconnection prices, partially offset by a decrease in interconnection traffic (mainly TLRD and CPP).

In Núcleo Mobile Services segment, voice revenues increased by 46% to P$975 million in 2016 compared to P$667 million in 2015, mainly due to the devaluation of the peso as compared to the Guaraní.

Data and Internet

Revenues from data and Internet services increased 35% to P$27,788 million in 2016 from P$20,626 million in 2015. Revenues from data and Internet represented 52% of our total consolidated revenues in 2016 compared to 51% of our total consolidated revenues in 2015.

In the Mobile Services segments, data and Internet services mainly include SMS, contents via SMS and Internet. Revenues from data and Internet in the Personal Mobile segment increased 30% to P$17,468 million in 2016 from P$13,410 million in 2015.

As a consequence of the increase in VAS consumption (Internet and data), the ARPU increased to P$112.3 per month in 2016 (as compared to P$91.5 per month in 2015) in the Personal Mobile Segment.

Data

Revenues from data services in the Fixed segment increased 64% to P$2,919 million in 2016 from P$1,780 million in 2015. These revenues were generated by focusing on Telecom Argentina’s position as an integrated ICT provider (Datacenter and VPN, among others) for wholesale and government segments. The increase was primarily due to higher prices of these services related to the variation of the P$/US$ exchange rate and the increase in the number of customers of Innovation services (which generated an increase of P$812 million as compared to 2015).

Mobile data revenues reached P$7,065 million in 2016 (a decrease of 5% as compared to 2015). The decrease was due to lower revenues from the principal item of VAS revenues, SMS consumption in Personal Mobile Services Segment, which decreased by 27% from 2015 to 2016. Notwithstanding, this effect was partially offset by a constant increase of the SMS with content sales (where its inter-annual variation amounted to an increase of P$438 million or 14%).

Internet

Internet revenues in the Fixed segment increased by 32% to P$5,994 million in 2016 from P$4,556 million in 2015. The increase was mainly due to an increase in average prices resulting in an improvement in the ARPU, which amounted to P$270.9 per month in 2016 as compared to P$207.4 per month in 2015, which was partially offset by a decrease in Broadband service access lines (a decrease of 4% of access lines as compared to 2015). As of December 31, 2016, the number of Internet accesses reached approximately 1.7 million (of which 1,298,000 correspond to an increase of access over 3Mb as compared to 1,010,000 in 2015) equivalent to 44% of fixed lines in service of Telecom Argentina (as compared to 45% in 2015), compared to approximately 1.8 million as of December 31, 2015, as a consequence of a decrease of prepaid customers with no consumption.

Mobile Internet revenues in the Personal Mobile segment increased 73% to P$10,832 million in 2016 from P$6,254 million in 2015. This increase is mainly explained by the increase in browsing services consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by Personal. This growth was fueled by new subscribers, the migration of existing ones to higher-value plans and the increase in subscribers that acquired 3G and 4G handsets, which facilitate Internet browsing.

Equipment

Revenues from equipment increased by 31% to P$7,886 million in 2016 from P$6,016 million in 2015. The Personal Mobile Services segment showed an increase of P$1,739 million as compared to 2015 due to an increase in handset’s average sale price (an increase of 34% as compared to 2015), which was partially offset by a decrease in handset units sold (a decrease of 4% as compared to 2015), resulting in a higher operating margin. Núcleo Mobile Services segment reached an increase of P$101 million (an increase of 64% as compared to 2015) due to an increase in handset’s average sale prices including the effect of the devaluation of P$ against Guaraníes (an increase of 78% as compared to 2015), partially offset by a decrease in handset units sold (a decrease of 8% as compared to 2015).

Other income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided and gains on disposal of PP&E since 2016. During 2016, other income increased by 91% to P$82 million from P$43 million in 2015, mainly due to an increase in penalties and indemnities collected from suppliers.

Operating expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization and impairment of PP&E) increased by P$9,239 million totaling P$38,936 million in 2016, representing a 31% increase as compared to 2015.

	Years Ended				Change by segment (1)
	December 31,
	2016	2015	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services	Nortel
	(P$ million)%					(P$ million)
Employee benefit expenses and severance payments	9,807	7,258	35	2,549	1,952	525	70	2
Interconnection costs and other telecommunications charges	2,553	2,170	18	383	235	110	38	—
Fees for services, maintenance, materials and supplies	5,021	3,929	28	1,092	532	478	77	5
Taxes and fees with the Regulatory Authority	5,137	3,950	30	1,187	300	854	28	5
Commissions	3,849	3,193	21	656	59	501	96	—
Cost of equipment and handsets	6,188	4,595	35	1,593	54	1,421	118	—
Advertising	874	814	7	60	18	16	26	—
Cost of VAS	1,499	1,256	19	243	15	193	35	—
Provisions	187	113	65	74	61	13	—	—
Bad-debt expense	1,228	564	118	664	73	489	102	—
Other operating expenses	2,593	1,855	40	738	338	333	65	2
Total operating expenses (without depreciation and amortization)	38,936	29,697	31	9,239	3,637	4,933	655	14

(1)         Net of the Intersegment transactions effect.

Employee benefit expenses and severance payments

During 2016, employee benefit expenses and severance payments were P$9,807 million, representing a 35% increase from 2015. This was primarily due to salary increases that Telecom implemented across all segments with several trade unions with respect to the unionized employees and also to non-unionized employees, together with related social security charges.

With a total headcount of 15,973 at the end of 2016 (a decrease of 2% as compared to 2015), lines in service per employee reached 360 in the Fixed Services segment (a decrease of 3% as compared to 2015), 4,187 customers by employee in the Personal Mobile Services segment (an increase of 5% as compared to 2015) and 6,317 customers by employee in the Núcleo mobile services segment (an increase of 1.5% as compared to 2015).

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, cost of international outbound calls and lease of circuits) amounted to P$2,553 million in 2016 as compared to P$2,170 million in 2015. The increase was mainly due to an increase in international outbound calls and Roaming traffic, and higher TLRD costs.

Fees for services, maintenance, materials and supplies

Expenses related to fees for services, maintenance, materials and supplies increased by 28% to P$5,021 million in 2016 from P$3,929 million in 2015. Maintenance, material and supplies costs increased 48% as compared to 2015 (including obsolescence of inventories) and fees for services increased 11% as compared to 2015. The increase was mainly due to higher maintenance costs of radio bases in the mobile services segments, as a result of the variation in the P$/US$ exchange rate, an increase in corrective and preventive technical assistance cost of radio bases, higher system licenses costs, higher costs of sites location and higher storage costs. There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized by suppliers in all segments.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, tax on deposits and withdrawals from bank accounts, municipal and other taxes) increased by 30% to P$5,137 million in 2016 from P$3,950 million in 2015, mainly influenced by the increase in revenues of fixed and mobile services in Argentina and higher taxes on deposits and withdrawals from bank accounts related to higher collections and payments to suppliers.

Commissions

Commissions (including agent, distribution of prepaid cards and other commissions) increased by 21% to P$3,849 million in 2016 from P$3,193 million in 2015. The increase was mainly due to the increase in agents’ commissions (associated with higher revenues) as a result of higher customer´s acquisition and retention costs recognized and an increase in outsourced sales commissions and collection commissions.

Commissions are net of agents’ commissions capitalized as Subscriber acquisition cost (“SAC”), which totaled P$1,403 million in 2016 (an increase of P$231 million or 20% as compared to 2015), and it’s directly related to the gross increase of new customers in the “Abono Fijo” subscribers’ base, mainly in the Personal Mobile Services segment, and the increase in the commissions prices.

Cost of equipment and handsets

During 2016, the cost of equipment and handsets increased to P$6,188 million from P$4,595 million in 2015, mainly due to an increase in the average unit cost of sales (an increase of 39% as compared to 2015) which was partially offset by a decrease in the units of handsets sold (a decrease of 4% as compared to 2015) in the Personal Mobile Services segment.

Cost of equipment and handsets are net of handset costs capitalized as SAC, which amounts to P$130 million in 2016, P$37 million, or 40% higher than in 2015.

Advertising

Costs related to advertising increased by P$60 million, or 7%, to P$874 million in 2016, mainly due to an increase in media campaigns of Personal related to the launch of 4G services throughout the country.

Cost of VAS

Cost of VAS amounted to P$1,499 million in 2016 (an increase of P$243 million as compared to 2015), mainly due to the increase of VAS sales in the Personal Mobile Services segment (mainly the Contents via SMS service) as a consequence of several campaigns launched by Personal.

Provisions

During 2016, we recorded P$187 million in provisions compared to P$113 million recorded in 2015, representing a 65% increase. The increase was mainly due to higher labor and regulatory claims, which were partially offset by lower civil and commercial claims. See Note 17 to our Consolidated Financial Statements for more information.

Bad debt expenses

In 2016, bad debt expense amounted to P$1,228 million, an increase of 118% as compared to 2015, representing 2.3% and 1.4% of consolidated revenues in each of 2016 and 2015. The major increase is observed in the Personal Mobile Services segment as a consequence of higher aging of the accounts receivables and higher incidence of handset sales directly financed by Personal and Núcleo to its post-paid and “Abono Fijo” subscribers.

Other operating expenses

Other operating expenses, which include transportation costs, energy and rentals, among others, increased by 40% to P$2,593 million in 2016 from P$1,855 million in 2015 primarily as a result of higher prices on related services, especially in transportation, freight and travel expenses (an increase of P$193 million or 25% as compared to 2015), among others, in the operations in Argentina; the increase of rent prices (an increase of P$225 million or 42% as compared to 2015), as a result of new agreements and the renegotiation of some existing agreements and an increase in the energy cost (an increase of P$181 million or 53% as compared to 2015), mainly due to an increase in prices.

For a further breakdown of our consolidated operating expenses, see “—Results of Operations by Segment” below.

Operating income before depreciation and amortization

Our consolidated operating income before depreciation and amortization was P$14,386 million in 2016, (representing an increase of P$3,544 million or 33% from P$10,842 million in 2015). It represented 27% of total consolidated revenues, in each 2016 and 2015. This growth was mainly fueled by the Fixed Services segment (an increase of P$760 million or 30% as compared to 2015) and Personal Mobile Services segment (an increase of P$2,529 million or 32% as compared to 2015).

Depreciation and amortization

Depreciation of PP&E and amortization of intangible assets increased by P$1,760 million, or 40% as compared to 2015, to P$6,198 million during 2016. The increase was mainly due to the increase in PP&E depreciation of P$1,312 million, the increase in the amortization of SAC and Service connection costs of P$429 million, and the increase in the amortization of other intangible assets of P$19 million.

Impairment of PP&E

In 2016, impairment loss of PP&E amounted to P$383 million which was mainly related to the Mobile swap of Vendors in AMBA, and the simultaneous modernization of 2G/3G technology.

In 2015, the impairment is mainly related to projects of Telecom Argentina of P$116 million (P$107 million related to AFA Plus Project) and Telecom Personal of P$114 million (Telecom Personal has assessed the recoverability of a group of former work in progress, recording an impairment of P$44 million equivalent to its book value and an impairment of P$49 million related to the total amount of works related to the discontinuation of the Orga Gold IT project and recorded an impairment of P$21 million related to the Mobile swap of Vendors in AMBA, and the simultaneous modernization of 2G/3G technology).

Operating income

During 2016, consolidated operating income was P$7,805 million, representing an increase of P$1,600 million or 26% from 2015. Operating income represented 15% of consolidated revenues in each of 2016 and 2015.

	Years Ended December 31,		% of Change
	2016	2015	2016-2015
	(P$ million / %)		Increase / (Decrease)
Operating income before depreciation and amortization (1)	14,386	10,842	33
As % of revenues	27	27
Depreciation and amortization	(6,198)	(4,438)	40
As % of revenues	(12)	(11)
Impairment of PP&E	(383)	(199)	92
Operating income	7,805	6,205	26
As % of revenues	15	15

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” for a discussion of the use of this measure.

Financial results, net

During 2016, Nortel recorded a net financial loss of P$2,214 million compared to a net financial loss of P$1,067 million in 2015. The variation is mainly due to higher interest on loans as a result of higher indebtedness of Telecom Argentina of P$1,047 million, lower interest on time deposits and other investments at a total cost of P$277 million, higher interest on provisions at a total cost of P$70 million, which were partially offset by lower foreign currency exchange losses net of NDF agreement of P$85 million and higher interest on receivables of P$190 million.

Income tax expense

Income tax expense amounted to P$1,604 million and P$ 1,704 million in 2016 and 2015, respectively.

The Company’s income tax charge includes three effects: (i) the current tax payable for the year pursuant to tax legislation applicable to each company in the Telecom Group; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria; and (iii) tax receivable from the action for recourse filed by Telecom Argentina claiming income tax determined in excess.

(i)    Regarding current tax expenses, Nortel, Telecom Argentina, Telecom Argentina USA, Personal and Núcleo generated tax profit in fiscal year 2016, resulting in an income tax payable of P$2,102 million versus P$1,733 million in 2015. Fixed segment income tax expense in 2016 amounted to P$476 million as compared to P$278 million in 2015; Personal’s income tax expense, in 2016, amounted to P$1,586 million  compared to P$1,410 million in 2015; Núcleo’s income tax expense, in 2016, amounted to P$29 million compared to P$33 million in 2015 and Nortel’s tax expense, in 2016, amounted to P$11 million compared to P$12 million in 2015.

(ii)   Regarding the deferred tax, the Company recorded a deferred tax benefit of P$1 million in 2016. In 2016 and 2015, the Fixed Segment recorded a deferred tax gain of P$49 million and P$25 million, respectively; Personal recorded a deferred tax gain of P$80 million and a deferred tax loss of P$112 million (mainly due to an increase in the allowance for doubtful accounts) in 2016 and 2015, respectively; and Núcleo generated a P$18 million gain in 2015.

(iii)  Telecom Argentina filed actions for recourse with the AFIP in 2015 and 2016 to claim the full tax determined in excess. The income tax determined in excess qualifies as a tax credit in compliance with IAS 12 and Telecom Argentina recorded a gain of P$368 million and P$98 million in 2016 and 2015, respectively. For the determination of the tax credit valuation, Telecom Argentina has estimated the amount of the tax paid determined in excess for fiscal years 2009-2016 weighting the probability of certain variables according to the jurisprudential precedents known until such date. Telecom Argentina´s Management will assess the Tax Authority’s resolutions related to actions for recourse filed and the evolution of jurisprudence in order to annually measure the tax credit recorded. See Note 14 to our Consolidated Financial Statements.

Net income

For 2016, we recorded net income of P$3,987 million (7% of total consolidated revenues), of which P$2,192 million is attributable to Nortel. The Fixed Services segment accounted for a gain of P$1,163 million, the Personal Mobile Services segment accounted for a gain of P$2,750 million and the Núcleo Mobile Services segment accounted for a gain of P$92 million, representing 7%, 8% and 3% of the total segment revenues, respectively, including intercompany transactions.

For 2015, we recorded net income of P$3,434 million (8% of total consolidated revenues), of which P$1,891 million is attributable to Nortel. The Fixed Services segment accounted for a gain of P$564 million, the Personal Mobile Services segment accounted for a gain of P$2,774 million and the Núcleo Mobile Services segment accounted for a gain of P$97 million, representing 4%, 10% and 6% of the total segment revenues, respectively, including intercompany transactions.

(A.2)  2015 Compared to 2014

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

Monthly basic charges and supplementary services increased by P$203 million or 17% to P$1,406 million in 2015 from P$1,203 million in 2014. Such growth was mainly due to an increase of their prices (mainly due to an increase in monthly basic prices in the Business Segment of approximately 55% and an average increase of 14% in supplementary services prices).

Measured service charges increased 17% to P$1,800 million in 2015 from P$1,541 million in 2014. The increase was mainly due to the increase in plans prices (both in local and national long-distance), while customers remain stable.

Voice-wholesale revenues (including fixed and mobile interconnection revenues, together with the revenues generated by the subsidiary Telecom Argentina USA amounting to P$151 million) amounted to P$1,035 million in 2015 (an increase of 11% as compared to 2014). Interconnection services reached P$689 million in 2015, an increase of P$68 million or 11% as compared to 2014. Other wholesale revenues reached P$346 million in 2015, an increase of P$38 million or 12% compared to 2014. The increase was mainly due to higher prices related to cell sites rentals due to the variation of the P$/US$ exchange rate.

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

Voice-retail revenues reached P$6,964 million in 2015 (an increase of 31% as compared to 2014). The increase was mainly due to the increase in monthly charges prices in the post-paid and “Abono Fijo” subscribers (an increase of 30% as compared to 2014) and prepaid services (an increase of 22% as compared to 2014), and because of the positive variation of the subscribers base in “Abono Fijo” (an increase of 5.6% as compared to 2014).

Voice-wholesale revenues to third parties reached P$1,884 million in 2015 (a decrease of 4% as compared to 2014). The decrease was mainly due to the decrease in interconnection traffic (TLRD and CPP).

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

As a consequence of the increase in VAS consumption (Internet and data), the ARPU increased to P$91.5 per month in 2015 (as compared to P$74.2 per month in 2014) in the Personal Mobile Segment.

Data

Revenues from data services in the Fixed segment increased 21% to P$1,780 million in 2015 from P$1,470 million in 2014. These revenues were generated focusing on Telecom Argentina’s position as an integrated ICT provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to higher prices of these services related to the variation of the P$/US$ exchange rate (mainly due to an increase in prices of the product Integra by 16% as compared to 2014 and in prices of VPN-IP services by 34% as compared to 2014) and to the increase in the number of customers of Innovation services (mainly due to an increase in the number of customers of Integra of 8% as compared to 2014 and in the number of customers of VPN-IP services of 0.2% as compared to 2014).

Mobile data revenues reached P$7,469 million (a decrease of 7% as compared to 2014). The decrease was due to lower revenues from the principal item of VAS revenues, SMS consumption in Personal Mobile Services Segment, which decreased 15%. Notwithstanding, this effect was partially offset with a constant increase of the SMS with content sales, as a result of several campaigns launched by Personal (where its inter-annual variation amounted to an increase of P$192 million or 7%).

Internet

Internet revenues in the Fixed segment increased 40% to P$4,556 million in 2015 from P$3,254 million in 2014. The increase was mainly due to the substantial expansion of the Broadband service (an increase of 2% of access lines as compared to 2014), and an increase in average prices resulting in an improvement in the ARPU amounted to P$207 per month in 2015 as compared to P$153 per month in 2014. As of December 31, 2015, the number of Internet accesses reached approximately 1.8 million equivalent to 45% of fixed lines in service of Telecom Argentina (as compared to 43% in 2014), compared to approximately 1.8 million as of December 31, 2014.

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

Equipment

Revenues from equipment increased by 19% to P$6,016 million in 2015 from P$5,063 million in 2014. Personal Mobile Services segment shows an increase of P$876 million as compared to 2014 due to an increase in handset’s average sale price (an increase of 56% as compared to 2014), partially offset by a decrease in handset units sold (a decrease of 23% as compared to 2014), resulting in a higher operating margin. Núcleo Mobile Services segment reached an increase of P$69 million in 2015 (an increase of 77% as compared to 2014) due to higher sales of handset units and an increase in handset’s average sale prices.

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

	Years Ended				Change by segment (1)
	December 31,					Personal	Núcleo
	2015	2014	Total Change		Fixed Services	Mobile Services	Mobile Services	Nortel
	(P$ million)%					(P$ million)
Employee benefit expenses and severance payments	7,258	5,595	30	1,663	1,247	404	11	1
Interconnection costs and other telecommunications charges	2,170	2,074	5	96	41	89	(34)	—
Fees for services, maintenance, materials and supplies	3,929	3,341	18	588	352	219	15	2
Taxes and fees with the Regulatory Authority	3,950	3,303	20	647	95	544	7	1
Commissions	3,193	2,494	28	699	58	598	43	—
Cost of equipment and handsets	4,595	4,143	11	452	10	369	73	—
Advertising	814	792	3	22	(43)	65	—	—
Cost of VAS	1,256	936	34	320	22	280	18	—
Provisions	113	84	35	29	(98)	127	—	—
Bad-debt expense	564	424	33	140	(10)	147	3	—
Other operating expenses	1,855	1,519	22	336	140	189	7	—
Total operating expenses (without depreciation and amortization)	29,697	24,705	20	4,992	1,814	3,031	143	4

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

With a total headcount of 16,229 at the end of 2015 (a decrease of 1% as compared to 2014), lines in service per employee reached 371 in the Fixed Services segment (slightly higher than 2014), 4,005 customers per employee in the Personal mobile services segment (an increase of 1% as compared to 2014) and 6,225 customers per employee in the Núcleo mobile services segment (an increase of 1% as compared to 2014).

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to P$2,170 million in 2015 compared with P$2,074 million in 2014. The increase was mainly due to higher TLRD costs (an increase of 23% in traffic minutes and an increase of 15% in prices as compared to 2014).

Fees for services, maintenance, materials and supplies

Expenses related to fees for services, maintenance, materials and supplies increased 18% to P$3,929 million in 2015 from P$3,341 million in 2014. Maintenance, material and supplies costs increased 11% as compared to 2014 (including obsolescence of inventories) and fees for services increased 24% as compared to 2014. The increase was mainly due to higher maintenance costs of network, systems and buildings mainly due to higher costs recognized to suppliers and, as a result of the variation in the P$/US$ exchange rate. Also there was an increase in services, principally Call Center services, because of more calls attended (an increase of P$156 million as compared to 2014).

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, tax on deposits and withdrawals from bank accounts, municipal and other taxes) increased 20% to P$3,950 million in 2015 from P$3,303 million in 2014, mainly influenced by the increase in revenues of fixed and mobile services and by the increase of equipment revenues in Argentina.

Commissions

Commissions (including agent, distribution of prepaid cards and other commissions) increased 28%, to P$3,193 million in 2015 from P$2,494 million in 2014. The increase was mainly due to the increase in agents’ commissions (associated with higher revenues) as a result of higher customer acquisition and retention costs recognized to them and to an increase of outsourced sales commissions and collection commissions, especially in relation to equipment revenues and prepaid cards recharge.

Commissions are net of agents’ commissions capitalized as SAC, which totaled P$1,172 million in 2015 (an increase of P$259 million or 28% as compared to 2014), and it’s directly related to the increase in the “Abono Fijo” subscribers’ base mainly in the Personal Mobile Services segment and the increase in the commissions prices.

Cost of equipment and handsets

During 2015, the cost of equipment and handsets increased to P$4,595 million from P$4,143 million in 2014, mainly due to an increase in the average unit cost of sales (an increase of 40% as compared to 2014) partially offset by a decrease in the units of handsets sold (a decrease of 23% as compared to 2014).

Cost of equipment and handsets are net of handset costs capitalized as SAC, which amounts to P$93 million in 2015, P$10 million or 10% lower than 2014, because of the reduction in subsidies in the Personal Mobile Services segment.

Advertising

Costs related to advertising increased by P$22 million, or 3%, to P$814 million in 2015, mainly due to higher commercial campaigns of Personal related to the launch of the 4G services throughout the country as compared to 2014, especially those related to the new slogan “Hagamos que todo suceda” (“Let’s make it all happen”).

Cost of VAS

Cost of VAS amounted to P$1,256 million in 2015 (an increase of P$320 million as compared to 2014), mainly due to the increase of VAS sales in the Personal Mobile Services segment (mainly the Contents via SMS service) as a consequence of several campaigns launched by Personal.

Provisions

During 2015, we recorded P$113 million in provisions compared to P$84 million recorded in 2014, representing a 35% increase. The increase was mainly due to higher civil and commercial claims (an increase of P$27 million as compared to 2014). See Note 17 to our Consolidated Financial Statements for more information.

Bad debt expense

In 2015, bad debt expense amounted to P$564 million, an increase of 33% as compared to 2014, representing 1.4% and 1.3% of consolidated revenues in 2015 and 2014, respectively. The major increase is observed in the Personal Mobile Services segment as a consequence of higher aging of the accounts receivables and higher incidence of handset sales directly financed by Personal to its post-paid and “Abono Fijo” subscribers.

Other operating expenses

Other operating expenses, which include transportation costs, energy and rentals, among others, increased 22% to P$1,855 million in 2015 from P$1,519 million in 2014 primarily as a result of higher prices on related services, especially in transportation, freight and travel expenses, net of SAC (an increase of P$183 million or 37% as compared to 2014); and the increase of rent prices (an increase of P$138 million or 34% as compared to 2014), as a result of new agreements and the renegotiation of some of the existing ones.

For a further breakdown of our consolidated operating expenses, see “—Results of Operations by Segment” below.

Operating income before depreciation and amortization

Our consolidated operating income before depreciation and amortization was P$10,842 million in 2015, (representing an increase of P$2,159 million or 25% from P$8,683 million in 2014). It represented 27% and 26% of total consolidated revenues in 2015 and 2014, respectively. This growth was mainly fueled by the Fixed Services segment (an increase of P$418 million or 20% as compared to 2014) and Personal Mobile Services segment (an increase of P$1,756 million or 29% as compared to 2014).

Depreciation and amortization

Depreciation of PP&E and amortization of intangible assets increased by P$1,195 million, or 37% as compared to 2014, to P$4,438 million during 2015. The increase was mainly due to the increase in PP&E depreciation of P$657 million and the increase in the amortization of other intangible assets of P$304 million (mainly due to 3G/4G licenses, which started their amortization in December 2014 and June 2015), and the increase in the amortization of SAC and Service connection costs of P$234 million.

Gain on disposal of PP&E and impairment of PP&E

Gain on disposal of PP&E amounted to P$31 million in 2015 and the impairment loss of PP&E amounted to P$230 million related to projects of Telecom Argentina of P$116 million (P$107 million related to AFA Plus Project), and Telecom Personal of P$114 million (Telecom Personal has assessed the recoverability of a group of former work in progress, recording an impairment of P$44 million equivalent to its book value and an impairment of P$49 million related to the total amount of works related to the discontinuation of the Orga Gold IT project and recorded an impairment of P$21 million related to the mobile swap of Vendors in AMBA, and the simultaneous modernization of 2G/3G technology).

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

The Company’s income tax charge includes four effects: (i) the current tax payable for the year pursuant to tax legislation applicable to each company in the Telecom Group; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria; (iii) the analysis of recoverability of deferred tax assets; and (iv) the action for recourse filed by Telecom Argentina claiming income tax determined in excess with respect to fiscal year 2009.

(i)    Regarding current tax expenses, Nortel, Telecom Argentina, Telecom Argentina USA, Personal and Núcleo generated tax profit in fiscal year 2015, resulting in an income tax payable of P$1,733 million versus P$1,754 million in 2014. Fixed Segment income tax expense in 2015 amounted to P$278 million as compared to P$422 million in 2014; Personal’s tax expense, in 2015, amounted to P$1,410 million compared to P$1,302 million in 2014; Núcleo’s tax expense, in 2015, amounted to P$33 million compared to P$25 million in 2014 and Nortel’s tax expense, in 2015, amounted to P$12 million compared to P$5 million in 2014.

(ii)   Regarding the deferred tax, the Company recorded a deferred tax expense of P$3 million in 2014; in 2015 and 2014, the Fixed Segment recorded a deferred tax benefit of P$25 million and P$19 million, respectively; Personal recorded a deferred tax expense of P$112 million and P$267 million (mainly due to an increase in deferred tax liabilities of Fixed Assets and the deduction of deferred tax assets related to investments in bonds) in 2015 and 2014, respectively; and Núcleo generated a P$18 million and P$3 million gain in 2015 and 2014, totaling P$69 million and P$248 million expense of deferred tax in 2015 and 2014, respectively.

(iii)  Regarding the analysis of recoverability of deferred tax assets, Personal recorded a recovery of the valuation allowance for deferred tax assets of P$27 million in 2014, while no charges were recorded for Nortel, Telecom Argentina, Telecom Argentina USA and Núcleo in such year.

(iv)  In December 2015, Telecom Argentina filed an action for recourse to claim P$98 million of income tax determined in excess in 2009, recording a non-current tax receivable. See Note 14 to our Consolidated Financial Statements.

Net income

For 2015, we recorded net income of P$3,434 million (8% of total consolidated revenues), of which P$1,891 million is attributable to Nortel. The Fixed Services segment accounted for a gain of P$564 million, the Personal Mobile Services segment accounted for a gain of P$2,774 million and the Núcleo Mobile Services segment accounted for a gain of P$97 million, representing 4%, 10% and 6% of the total segment revenues, respectively, including intercompany transactions.

For 2014, we recorded net income of P$3,726 million (11% of total consolidated revenues), of which P$2,039 million is attributable to Nortel. The Fixed Services segment accounted for a gain of P$742 million, the Personal Mobile Services segment accounted for a gain of P$2,816 million and the Núcleo Mobile Services segment accounted for a gain of P$171 million, representing 7%, 12% and 11% of the total segment revenues, respectively, including intercompany transactions.

(B)  Results of Operations by Segment

(B.1) Fixed Services Segment

Results of operations for our Fixed Services segment for 2016, 2015 and 2014 are comprised as follows:

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million)			Increase/(Decrease)
Revenues (1)	16,942	12,554	10,320	35	22
Other Income (2)	85	55	37	55	49
Operating expenses (without depreciation and amortization) (5)	(13,758)	(10,100)	(8,266)	36	22
Operating income before depreciation and amortization (3)	3,269	2,509	2,091	30	20
Depreciation and amortization	(1,897)	(1,526)	(1,230)	24	24
Impairment of PP&E	1	(91)	9	n/a	n/a
Operating income	1,373	892	870	54	3
Financial results, net (4)	(151)	(173)	275	(13)	n/a
Income tax expense	(59)	(155)	(403)	(62)	(62)
Net income	1,163	564	742	106	(24)

(1)	Includes intersegment revenues of P$1,928 million, P$1,818 million, and P$1,761 million in 2016, 2015 and 2014, respectively.
(2)	Includes intersegment other income of P$20 million, P$17 million and P$11 million in 2016, 2015 and 2014, respectively.
(3)	Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.
(4)	Includes intersegment financial income of P$77 million, P$90 million and P$67 million in 2016, 2015 and 2014, respectively.
(5)	Includes intersegment financial income of P$158 million, P$137 million and P$117 million in 2016, 2015 and 2014, respectively.

Revenues

During 2016, revenues from our Fixed Services segment increased by 35% to P$16,942 million from P$12,554 million in 2015. During 2015, revenues from our Fixed Services segment increased by 22% to P$12,554 million from P$10,320 million in 2014. The increase in each year was mainly due to an increase in data and Internet services. Also in 2016, Voice Sales increased substantially, particularly, due to the monthly charges to commercial customers since 2015 and to residential customers since May 2016.

Revenues from our Fixed Services segment for 2016, 2015 and 2014 are comprised as follows:

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million)			Increase/ (Decrease)
Voice-retail	4,654	3,304	2,853	41	16
Voice-wholesale	1,356	1,035	929	31	11
Data	2,919	1,780	1,470	64	21
Internet	5,994	4,556	3,254	32	40
Service Revenues	14,923	10,675	8,506	40	25
Equipment (1)	91	61	53	49	15
Subtotal third-party revenues	15,014	10,736	8,559	40	25
Intersegment	1,928	1,818	1,761	6	3
Total Fixed Services revenues	16,942	12,554	10,320	35	22

(1)         This item is composed of voice, data and Internet equipment in each year.

Voice-retail

Revenues from voice-retail represented 27% of our total segment revenues for 2016 compared to 26% of our total segment revenues for 2015 and 28% of our total segment revenues for 2014. Revenues from voice-retail increased by 41% to P$4,654 million in 2016 from P$3,304 million in 2015 and increased by 16% in 2015 from P$2,853 million in 2014.

Voice-retail mainly includes revenues from monthly charges (which differ for residential, professional and commercial customers), charges for supplementary services, measured service (national and international calls) and public telephone service. Charges for supplementary services include call-waiting, call-forwarding, three-way calling, caller ID, direct inwards dialing, toll-free service and voicemail, among others. Measured service charges are based on the number and duration of calls. Measured service revenues depend on the number of lines in service, the volume of usage, the number of new lines installed and applicable rates. Most of our customers are billed monthly.

Monthly charges increased by 76% to P$2,480 million in 2016 from P$1,406 million in 2015 and increased by 17% from P$1,203 million in 2014. Such growth is mainly due to an increase in residential monthly basic charges prices since May 2016 and an increase in supplementary services mainly due to an increase in their prices.

Measured service charges increased by 15% to P$2,073 million in 2016 from P$1,800 million in 2015 and increased by 17% in 2015 from P$1,541 million in 2014. The increase in both 2016 and 2015 was mainly due to the increase in plan prices (both in local and national long-distance).

Voice-wholesale

Revenues from voice-wholesale represented 8% of our total segment revenues for 2016 compared to 8% in 2015 and 9% in 2014. Revenues from voice-wholesale increased by 31% to P$1,356 million in 2016 from P$1,035 million in 2015 and increased by 11% from P$929 million in 2014.

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

Interconnection services increased by 23% to P$845 million in 2016 from P$689 million in 2015 and increased by 11% in 2015 from P$621 million in 2014.

Data and Internet

Revenues from data and Internet represented 53% of our total segment revenues in 2016 compared to 50% and 46% in 2015 and 2014, respectively. Revenues from data and Internet services increased by 41% to P$8,913 million in 2016 from P$6,336 million in 2015 and increased by 34% in 2015 from P$4,724 million in 2014.

Data

Revenues from data services increased by 64% to P$2,919 million in 2016 from P$1,780 million in 2015 and increased by 21% in 2015 from P$1,470 million in 2014. These revenues were generated by focusing on Telecom Argentina’s position as an aggressive growth of symmetric Internet Accesses and an integrated ICT provider (Datacenter and VPN, among others) for wholesale and government segments. The increase was primarily due to higher prices of these services related to the variation of the P$/US$ exchange rate and the increase in the number of customers of Innovation services.

Internet

Revenues from Internet increased by 32% to P$5,994 million in 2016 from P$4,556 million in 2015 and increased by 40% in 2015 from P$3,254 million in 2014. The increases were mainly due to the increase in average prices. ARPU amounted to P$270.9 per month in 2016 as compared to P$207.4 per month in 2015. As of December 31, 2016, the number of Internet accesses decreased by approximately 4% to 1.74 million (of which 1,298,000 correspond to an increase in accesses over 3Mb as compared to 1,010,000 in 2015) from 1.81 million as of December 31, 2015 and increased approximately 2% from 1.77 million as of December 31, 2014.

Equipment

Revenues from equipment amounted to P$91 million in 2016 compared to P$61 million in 2015 and P$53 million in 2014. Equipment revenues include revenues on construction contracts recognized in 2014 that amounted to P$7 million.

Intersegment

Intersegment revenues mainly include connectivity, corporate and operational service billed to Personal, interconnection services, which primarily include Access, termination and transportation of calls, leases of circuits, revenues related to billing and collection services charged.

During 2016, our intersegment revenues increased by 6% to P$1,928 million from P$1,818 million in 2015 which increased by 3% from P$1,761 million in 2014. The intersegment revenues are eliminated at the consolidated level.

Other Income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided and gains on disposal of PP&E since 2016. During 2016, other income increased by 55% to P$85 million from P$55 million in 2015. During 2015, other income increased by 49% from P$37 million in 2014.

Operating Expenses (without depreciation and amortization)

During 2016, total operating expenses (without depreciation and amortization) for the Fixed Services segment increased by 36% to P$13,758 million from P$10,100 million in 2015 and increased by 22% from P$8,266 million in 2014. The increases were mainly due to increases in employee benefit expenses and severance payments, fees for services, maintenance, materials and supplies and taxes and fees with the Regulatory Authority.

Detailed below are the major components of our operating expenses for the years ended December 31, 2016, 2015 and 2014 related to our Fixed Services segment:

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	7,220	5,268	4,021	37	31
Interconnection costs and other telecommunications charges	961	719	676	34	6
Fees for services, maintenance, materials and supplies	2,311	1,769	1,402	31	26
Taxes and fees with the Regulatory Authority	1,118	818	723	37	13
Commissions	327	268	210	22	28
Cost of equipment	136	82	72	66	14
Advertising	126	108	151	17	(28)
Cost of VAS	53	38	16	39	138
Provisions	78	17	115	359	(85)
Bad debt expenses	152	79	89	92	(11)
Other operating expenses	1,276	934	791	37	18
Total Fixed Services (1)	13,758	10,100	8,266	36	22

(1)         Includes intersegment cost of P$158 million, P$137 million and P$117 million in 2016, 2015 and 2014, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2016, employee benefit expenses and charges for severance payments were approximately P$7,220 million, representing a 37% increase from P$5,268 million in 2015. In 2015, employee benefit expenses and charges for severance payments increased by 31% from P$4,021 million in 2014. The increases were mainly due to salary increases that Telecom implemented with several trade unions with respect to the unionized employees and also to non-unionized employees, together with related social security charges. The Fixed Services segment had 10,901, 10,903 and 11,056 employees as of December 31, 2016, 2015 and 2014, respectively.

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by our customers. Interconnection costs and other telecommunications charges included intersegment costs of P$103 million, P$96 million and P$94 million in 2016, 2015 and 2014, respectively, that are eliminated at the consolidated level.

In 2016, interconnection costs and other telecommunications charges amounted to P$961 million, representing an increase of 34% from P$719 million in 2015. In 2015, such costs increased by 6% from P$676 million in 2014.

Fees for services, maintenance, materials and supplies

During 2016, fees for services, maintenance, materials and supplies increased by 31% to P$2,311 million from P$1,769 million in 2015 and increased by 26% from P$1,402 million in 2014.

The increase was mainly due to higher maintenance costs of network, systems and buildings and to higher costs recognized to suppliers, mainly as a result of the variation in the P$/US$ exchange rate.

Fees for services, maintenance, materials and supplies are net of service connection fees capitalized (P$55 million, P$50 million and P$37 million in 2016, 2015 and 2014, respectively).

Fees for services, maintenance, materials and supplies expenses included intersegment costs of P$35 million, P$25 million and P$10 million in 2016, 2015 and 2014, respectively, that are eliminated at the consolidated level.

Taxes and fees with the Regulatory Authority

Expenses related to taxes and fees with the Regulatory Authority increased by 37% to P$1,118 million in 2016 from P$818 million in 2015 and increased by 13% in 2015 from P$723 million in 2014. The increase in 2016 and 2015 was mainly due to an increase in revenues. Also, in 2016, the increase in taxes is due to higher taxes on deposits and withdrawals from bank accounts related to higher collections and payments to suppliers.

Commissions

During 2016, costs related to commissions amounted to approximately P$327 million, representing an increase of 22% as compared to P$268 million in 2015. In 2015, these charges increased by 28% from P$210 million in 2014. The increase during both years was mainly due to the increase in agents’ commissions (associated with higher revenues) and the increase of collection commissions.

Cost of equipment

During 2016, 2015 and 2014, we recorded P$136 million, P$82 million and P$72 million in cost of equipment, respectively. Cost of equipment includes P$6 million related to equipment construction contract costs in 2014.

Advertising

During 2016, we recorded P$126 million in costs of advertising representing an increase of 17% as compared to P$108 million recorded in 2015. In 2015, these charges decreased by 28% from P$151 million in 2014. Telecom Argentina continued its advertising campaigns as a result of competition in the Internet services market.

Cost of VAS

Cost of VAS increased to P$53 million in 2016 from P$38 million in 2015 and P$16 million in 2014.

Provisions

During 2016, we recorded P$78 million in provisions compared to P$17 million recorded in 2015 and P$115 million recorded in 2014. The increase in 2016 was mainly due to higher labor claims amounting to approximately P$53 million. The decrease in 2015 was mainly due to lower regulatory and tax claims for approximately P$75 million.

Bad debt expenses

Bad debt expenses amounted to P$152 million in 2016, P$79 million in 2015 and P$89 million in 2014. In 2016, these charges increased by 92%. In 2015, these charges decreased by 11%. The increase in 2016 was mainly due to higher aging of accounts receivable.

Other Operating Expenses

Other operating expenses include accrued expenses such as transportation costs, insurance, international and satellite connectivity, energy and rentals.

During 2016, our other operating expenses amounted to P$1,276 million compared to P$934 million in 2015 and P$791 million in 2014. The increase in 2016 was mainly due to higher prices for related services, especially in transportation, freight and travel expenses; the increase of rent prices, as a result of new agreements and the renegotiation of some existing agreements and an increase in the energy consumption. The increase in 2015 was primarily due to the increase in prices of transportation, freight, energy, water and others to provide Telecom Argentina’s services and rental expenses.

Operating Income before depreciation and amortization

Our operating income before depreciation and amortization from the Fixed Services segment was P$3,269 million in 2016, P$2,509 million in 2015 and P$2,091 million in 2014, representing 19%, 20% and 20% of total segment revenues, respectively. The increase in each year was mainly due to higher growth in revenues, which was partially offset by increases in operating costs (before depreciation and amortization).

Depreciation and amortization

Depreciation and amortization expenses were P$1,897 million in 2016, P$1,526 million in 2015 and P$1,230 million in 2014. The increase in each year was mainly due to assets acquired and transferred during 2016 and 2015, which was partially offset by a reduction in the level of depreciation due to the end of the useful life of certain assets.

Impairment of PP&E

Impairment of PP&E amounted to a P$1 million gain in 2016 and a P$116 million loss in 2015 mainly due to the AFA Plus project. The gain of P$1 million was due to an impairment recovery of P$4 million of former work in progress and others, partially offset by an impairment of P$3 million related to the AFA Plus project.

Operating Income

Operating income represented 8%, 7% and 8% of total segment revenues in 2016, 2015 and 2014, respectively. In 2016, the operating income from our Fixed Services segment increased by 54% to P$1,373 million from P$892 million in 2015. In 2015, the operating income from our Fixed Services segment increased by 3% from P$870 million in 2014.

The following table shows our operating income from the Fixed Services segment in 2016, 2015 and 2014 and its percentage of revenues in each year.

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	3,269	2,509	2,091	30	20
As % of revenues	19	20	20
Depreciation and amortization	(1,897)	(1,526)	(1,230)	24	24
As % of revenues	(11)	(12)	(12)
Impairment of PP&E	1	(91)	9	n/a	n/a
Operating income	1,373	892	870	54	3
As % of revenues	8	7	8

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

Financial results, net

During 2016, there was a net loss of P$151 million compared to a P$173 million loss in 2015. The 2016 net financial loss compared to 2015 was mainly due to lower foreign currency exchange net losses (a decrease of P$198 million), which were partially offset by higher interest on loans (an increase of P$117 million), and higher interest on provisions (an increase of P$61 million).

During 2015, there was a net loss of P$173 million. The net financial loss compared to the 2014 net financial gain of P$275 million was mainly due to higher foreign currency exchange net losses (an increase of P$470 million as compared to 2014).

Income tax expense

As previously mentioned, the income tax charge includes three effects (See “—Years ended December 31, 2016, 2015 and 2014—(A.1) Income tax expense”).

During 2016, our Fixed Services segment recorded an income tax expense of P$59 million compared to P$155 million in 2015 and P$403 million in 2014. The decrease in 2016 was mainly due to the recognition of a P$368 million gain in relation to the action for recourse filed (as compared to P$98 million in 2015), which was partially offset by an increase in the current tax expense. The decrease in 2015 was mainly due to the decrease in our pre-tax income compared to previous year.

The income tax expense in 2016 was mainly attributable to the recognition of current income tax expense (amounting to P$476 million), which was partially offset by income generated by deferred tax on temporary differences (amounting to P$49 million), and by the action for recourse filed by Telecom Argentina claiming P$368 million of income tax determined in excess from 2009 to 2016. See Note 14 to our Consolidated Financial Statements.

The income tax expense in 2015 was mainly attributable to the recognition of current income tax expense (amounting to P$278 million), partially offset by income generated by deferred tax on temporary differences (amounting to P$25 million), and by the action for recourse filed by Telecom Argentina claiming P$98 million of income tax determined in excess in 2009. See Note 14 to our Consolidated Financial Statements.

The income tax expense in 2014 was mainly attributable to the recognition of current income tax expense (amounting to P$422 million), partially offset by income generated by deferred tax on temporary differences arising out of the asset and liability valuations due to tax versus financial accounting criteria (amounting to P$19 million).

Net Income

For 2016, 2015 and 2014, the Fixed Services segment recorded net income of P$1,163 million, P$564 million and P$742 million, respectively. The increase in 2016 was mainly due to an increase in our operating income, and a decrease in income tax expense, as detailed above. The decrease in 2015 was mainly due to a decrease in financial results, net partially offset by a decrease in income tax expense.

(B.2) Personal Mobile Services Segment

Results of operations from our Personal Mobile Services segment for 2016, 2015 and 2014 are comprised as follows:

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million)			Increase/(Decrease)
Revenues (1)	35,750	28,198	23,332	27	21
Other Income	16	5	21	220	(76)
Operating expenses (without depreciation and amortization) (4)	(25,448)	(20,414)	(17,320)	25	18
Operating income before depreciation and amortization (2)	10,318	7,789	6,033	32	29
Depreciation and amortization	(3,614)	(2,520)	(1,650)	43	53
Impairment of PP&E	(384)	(109)	(25)	252	336
Operating income	6,320	5,160	4,358	22	18
Financial results, net (3)	(2,064)	(864)	—	139	n/a
Income tax expense	(1,506)	(1,522)	(1,542)	(1)	(1)
Net income	2,750	2,774	2,816	(1)	(1)

(1)         Includes intersegment revenues of P$166 million, P$144 million and P$128 million in 2016, 2015 and 2014, respectively.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

(3)         Includes intersegment financial loss of P$77 million, P$90 million and P$67 million in 2016, 2015 and 2014, respectively.

(4)         Includes intersegment financial loss of P$1,930 million, P$1,829 million and P$1,766 million in 2016, 2015 and 2014, respectively.

Revenues

During 2016, revenues from our Personal Mobile Services segment increased by 27% to P$35,750 million from P$28,198 million in 2015 and increased by 21% from P$23,332 million in 2014. The increase in each year was mainly due to the increase in prices of our services and the increase in the monthly consumption of the offered services, primarily Internet services.

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

	Years Ended December 31,
	2016	2015	2014
	(P$ million)
Total service revenues	28,215	22,402	18,412
Components of service revenues not included in the ARPU calculation:
Outcollect wholesale roaming	(287)	(288)	(304)
Cell sites rental	(88)	(54)	(43)
Reconnection fees and others	(1,171)	(730)	(407)
Adjusted total service revenues included in the ARPU calculation(1)	26,669	21,330	17,658
Average number of subscribers during the year (thousands)	19,798	19,436	19,821

(1)         Certain components of service revenues are not included in the ARPU calculation. Includes Intersegment revenues for P$166 million in 2016, P$144 million in 2015 and P$128 million in 2014.

During 2016, ARPU increased by 23% to approximately P$112.3 per customer per month compared to approximately P$91.5 per customer per month in 2015. ARPU reached P$74.2 per customer per month in 2014.

The total number of Personal’s subscribers decreased by approximately 0.7% to 19.5 million as of December 31, 2016 from 19.7 million as of December 31, 2015 and increased 0.4% from 19.6 million as of December 31, 2014. As of December 31, 2016, the subscriber base amounted to approximately 13 million prepaid subscribers (customers that made at least one recharge in the previous thirteen months as of December 31, 2016), or 67% of the total subscriber base, approximately 2.3 million post-paid subscribers, or 11% of the total subscriber base and approximately 4.2 million “Abono Fijo” plan subscribers, or 22% of the total subscriber base.

At least a 65% of prepaid customers made a recharge in the 180 days prior to the date of the year end of this Annual Report.

Revenues from our Personal Mobile Services segment for 2016, 2015 and 2014 are comprised as follows:

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million)			Increase/(Decrease)
Voice-retail	8,503	6,964	5,330	22	31
Voice-wholesale	2,078	1,884	1,953	10	(4)
Data	6,636	7,156	7,666	(7)	(7)
Internet	10,832	6,254	3,335	73	88
Services Revenues	28,049	22,258	18,284	26	22
Equipment	7,535	5,796	4,920	30	18
Subtotal third-party revenues	35,584	28,054	23,204	27	21
Intersegment	166	144	128	15	13
Total Personal Mobile Services Revenues	35,750	28,198	23,332	27	21

Voice-retail

Revenues from voice-retail represented 24% of our total segment revenues in 2016 compared to 25% and 23% of our total segment revenues in 2015 and 2014, respectively. Revenues from voice-retail increased by 22% to P$8,503 million in 2016 from P$6,964 million in 2015 and increased by 31% from P$5,330 million in 2014.

Voice-retail mainly includes revenues from monthly basic charges, airtime usage charges and roaming charges billed to our customers for their use of our and other carriers’ networks.

Monthly basic charges increased by 28% to P$5,113 million in 2016 from P$4,009 million in 2015 and increased by 30% in 2015 from P$3,074 million in 2014. Airtime usage charges increased by 2% to P$2,007 million in 2016 from P$1,977 million in 2015 and increased by 20% in 2015 from P$1,654 million in 2014. Roaming charges and other services increased by 41% to P$1,383 million in 2016 from P$978 million in 2015 and increased by 62% in 2015 from P$602 million in 2014.

The increase in 2016 was mainly due to the increase in monthly charges prices for the post-paid and “Abono Fijo” subscribers and prepaid services, net of the variation of the subscribers’ base.

The increase in 2015 was mainly due to the increase in monthly charges prices for the post-paid and “Abono Fijo” subscribers and prepaid services, and by the positive variation of the subscriber base.

Voice-wholesale

Revenues from voice-wholesale represented 6% of our total segment revenues in 2016 compared to 7% and 8% of our total segment revenues in 2015 and 2014, respectively. Revenues from voice-wholesale increased by 10% to P$2,078 million in 2016 from P$1,884 million in 2015 and decreased by 4% in 2015 from P$1,953 million in 2014.

Voice-wholesale mainly includes revenues from CPP, TLRD and roaming charges to other mobile service providers whose customers use our network.

CPP and TLRD increased by 11% to P$1,711 million in 2016 from P$1,548 million in 2015 and decreased by 4% in 2015 from P$1,611 million in 2014. Roaming charges and other services increased by 9% to P$367 million in 2016 from P$336 million in 2015, and decreased by 2% from P$342 million in 2014.

Data and Internet

Data and Internet services mainly include SMS and Internet. Data and Internet represented 49%, 48% and 47% of our total segment revenues for 2016, 2015 and 2014, respectively.

Data

Revenues from data mainly include contents via SMS, and other Value Added Services. Revenues from data decreased by 7% to P$6,636 million in 2016 from P$7,156 million in 2015. Revenues from data also decreased 7% in 2015 from P$7,666 million in 2014. The decrease in 2016 and 2015 was due to lower revenues from the principal item of VAS revenues, SMS consumption, which was partially offset by an increase in Content via SMS revenues.

Internet

Revenues from Internet increased by 73% to P$10,832 million in 2016 from P$6,254 million in 2015 and increased by 88% in 2015 from P$3,335 million in 2014. This increase is mainly explained by the increase in consumption by Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plan and packs (including VAS) launched by Personal. This growth was fueled by the migration of existing plans to higher-value plans and the increase of subscribers that acquired 3G and 4G handsets, which facilitate Internet browsing.

Equipment

Equipment revenues consist primarily of revenues from the mobile handsets sold to new and existing subscribers and to agents and other third-party distributors. The revenues associated with the sale of mobile handsets and related expenses are recognized when the products are delivered and accepted by the subscribers, agents and other third-party distributors.

During 2016, handset revenues increased by 30% to P$7,535 million from P$5,796 million in 2015 and increased by 18% in 2015 from P$4,920 million in 2014. This increase in 2016 was due to a mix between the increase in the average price of handsets of 34% and the decrease of 4% in the handset units sold, resulting in a higher operating result.

Intersegment

Intersegment revenues mainly include services rendered to Telecom Argentina and primarily consist of GSM fixed services, Mobile Internet and monthly charges, airtime usage charges and Value Added Services. During 2016, our intersegment revenues increased by 15% to P$166 million from P$144 million in 2015 and increased by 13% in 2015 from P$128 million in 2014. The intersegment revenues are eliminated at the consolidated level.

Other Income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided and gains on disposal of PP&E since 2016. During 2016, other income was P$16 million, compared to P$5 million in 2015 and P$21 million in 2014.

Operating Expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization) in our Personal Mobile Services segment increased by 25% to P$25,448 million in 2016 from P$20,414 million in 2015 and increased by 18% in 2015 from P$17,320 million in 2014. In line with our increases in revenues, during 2016 and 2015, all items in the cost structure of the Personal Mobile Services segment experienced increases. This trend reflects increases in certain costs related to acquiring and retaining customers, taxes and commissions.

Detailed below are the major components of the operating expenses for the years ended December 31, 2016, 2015 and 2014 in the Personal Mobile Services segment:

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	2,381	1,856	1,452	28	28
Interconnection costs and other telecommunications charges	2,721	2,686	2,592	1	4
Fees for services, maintenance, materials and supplies	2,975	2,417	2,145	23	13
Taxes and fees with the Regulatory Authority	3,925	3,071	2,527	28	22
Commissions	3,286	2,774	2,181	18	27
Cost of equipment and handsets	5,749	4,328	3,959	33	9
Advertising	644	628	563	3	12
Cost of VAS	1,329	1,136	856	17	33
Provisions	109	96	(31)	14	n/a
Bad debt expenses	951	462	315	106	47
Other operating expenses	1,378	960	761	44	26
Total Personal Mobile Services(1)	25,448	20,414	17,320	25	18

(1)         Includes intersegment costs of P$1,929 million, P$1,829 million and P$1,766 million in 2016, 2015 and 2014, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2016, employee benefit expenses and severance payments charges increased by 28% to P$2,381 million from P$1,856 million in 2015 and also increased by 28% in 2015 from P$1,452 million in 2014. The increase in 2016 was mainly due to increases in salaries agreed by Telecom Personal with several trade unions for the unionized employees and also non-unionized employees, together with related social security charges.

The Personal Mobile Services segment had 4,661, 4,908 and 4,958 employees as of December 31, 2016, 2015 and 2014, respectively.

Interconnection costs and other telecommunications charges

During 2016, interconnection costs and other telecommunications charges increased by 1% to P$2,721 million from P$2,686 million in 2015 and increased by 4% in 2015 from P$2,592 million in 2014. The increase in 2016 was mainly due to an increase in Roaming traffic and higher TLRD costs. The increase in 2015 was mainly due to higher TLRD costs.

Interconnection costs and other telecommunications charges amounted to P$1,200 million, P$1,275 million and P$1,274 million in 2016, 2015 and 2014, respectively, that are eliminated at the consolidated level.

Fees for services, maintenance, materials and supplies

In 2016, fees for services, maintenance, materials and supplies expenses increased by 23% to P$2,975 million from P$2,417 million in 2015 and increased by 13% from P$2,145 million in 2014.

The increase in 2016 was mainly due to higher maintenance costs of radiobases, network, identification sites costs, and storage costs. There was an increase of maintenance and fees for services mainly due to higher costs recognized to suppliers.

The increase in 2015 was mainly due to higher maintenance costs of network, systems and buildings mainly due to higher costs recognized to suppliers and, as a result of the variation in the P$/US$ exchange rate. Also there was an increase in services, principally call center services, because of more calls attended.

Fees for services, maintenance, materials and supplies expenses includes intersegment costs of P$468 million, P$389 million and P$332 million in 2016, 2015 and 2014, respectively, that are eliminated at the consolidated level.

Taxes and fees with the Regulatory Authority

During 2016, taxes and fees with the Regulatory Authority increased by 28% to P$3,925 million from P$3,071 million in 2015 and increased by 22% in 2015 from P$2,527 million in 2014. The increase in 2016 was influenced mainly by the increase in revenues and higher taxes on deposits and withdrawals from bank accounts related to higher collections and payments to suppliers. The increase in 2015 was influenced mainly by the increase in revenues and the increase in equipment sales.

Commissions

In 2016, commissions increased by 18% to P$3,286 million from P$2,774 million in 2015 and increased by 27% in 2015 from P$2,181 million in 2014. The increase was mainly due to the increase in agents’ commissions of P$122 million (associated with higher revenues) and the increase of collection commissions of P$273 million.

Commissions include intersegment costs of P$59 million, P$48 million and P$53 million in 2016, 2015 and 2014, respectively, that are eliminated at the consolidated level.

Cost of equipment and handsets

During 2016, the cost of equipment and handsets sold increased by 33% to P$5,749 million from P$4,328 million in 2015 and increased by 9% from P$3,959 million in 2014. The increase in cost of mobile handsets in 2016 is related to the increase in the average unit cost of sales (an increase of 39% as compared to 2015), which was partially offset by a decrease in units of handsets sold (a decrease of 4% as compared to 2015). The increase in cost of mobile handsets in 2015 is related to the increase in the average unit cost of sales (an increase of 40% as compared to 2014), which was partially offset by a decrease in units of handsets sold (a decrease of 23% as compared to 2014). Cost of equipment and handsets are net of costs capitalized as SAC (P$83 million in 2016, which is P$46 million, or 124%, higher than in 2015).

Advertising

During 2016, advertising expenses including media, promotional and institutional campaigns, amounted to P$644 million, representing an increase of 3% from P$628 million in 2015. During 2015, advertising expenses increased by 12% from P$563 million in 2014.

Cost of VAS

Cost of VAS amounted to P$1,329 million in 2016 (an increase of 17% as compared to 2015), mainly due to the increase of VAS (mainly the Contents via SMS service) as a consequence of several campaigns launched by Personal. Such costs were P$1,136 million and P$856 million in 2015 and 2014, respectively.

Provisions

During 2016, we recorded a loss of P$109 million in provisions compared with a loss of P$96 million and a gain of P$31 million recorded in 2015 and 2014, respectively. The increase in 2016 was mainly due to higher regulatory, tax and municipal claims (an increase of P$40 million as compared to 2015). The increase in 2015 was mainly due to higher regulatory and municipal claims (an increase of P$70 million as compared to 2014) and higher civil and commercial claims (an increase of P$44 million as compared to 2014).

Bad debt expenses

In 2016, bad debt expenses amounted to P$951 million (an increase of 106% as compared to 2015). In 2015, bad debt expenses amounted to P$462 million representing an increase of 47% from P$315 million in 2014. The major increase in 2016 as compared with 2015 was a consequence of higher aging of the accounts receivables and higher incidence of handset sales directly financed by Personal to its post-paid and “Abono Fijo” subscribers.

Other operating expenses

Other operating expenses include accrued expenses such as costs associated with the provision of transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased by 44% to P$1,378 million in 2016 from P$960 million in 2015 and increased by 26% from P$761 million in 2014. The increase in 2016 was primarily a result of higher prices of related services, especially transportation, freight and travel expenses; and the increase in rent prices, as a result of new agreements and the renegotiation of some existing ones. Other operating expenses included intersegment costs of P$202 million, P$117 million and P$107 million in 2016, 2015, and 2014, respectively, that are eliminated at the consolidated level.

Operating Income before depreciation and amortization

Our operating income before depreciation and amortization from the Personal Mobile Services segment reached P$10,318 million in 2016, P$7,789 million in 2015 and P$6,033 million in 2014, representing 29%, 28% and 26% of total segment revenues in 2016, 2015 and 2014, respectively. The increase in each year was mainly due to higher growth in revenues, which were partially offset by increases in operating costs (before depreciation and amortization).

Depreciation and Amortization

During 2016 depreciation of PP&E and amortization of intangible assets increased by 43% to P$3,614 million from P$2,520 million in 2015 and increased by 53% from P$1,650 million in 2014. During 2016, the increase in PP&E depreciation amounted to P$709 million, the increase in amortization of SAC amounted to P$370 million and the increase in amortization of other intangible assets amounted to P$15 million.

Impairment of PP&E

Impairment loss of PP&E amounted to P$384 million in 2016, mainly due to the mobile access modernization for the introduction of 4G technology. Impairment of PP&E amounted to P$114 million in 2015 related to the assessment of recoverability of a group of former work in progress, recording an impairment of P$44 million equivalent to its book value; an impairment of P$49 million related to the total amount of works related to the discontinuation of the Orga Gold IT project and the impairment of P$21 million related to the mobile access modernization for the introduction of 4G technology.

Operating Income

In 2016, our operating income from the Personal Mobile Services segment was P$6,320 million, representing an increase of 22% from P$5,160 million in 2015, and increased of 18% from P$4,358 million in 2014. Operating income represented 18% of revenues in 2016 and 2015 for this segment, and 19% of revenues in 2014. The increase in operating income was mainly due to the growth in service and equipment revenues, partially offset by increases in operating expenses and depreciation and amortization costs as explained above.

The following table shows our operating income from the Personal Mobile Services segment in 2016, 2015 and 2014 and its percentage of revenues in each year:

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	10,318	7,789	6,033	32	29
As % of revenues	29	28	26
Depreciation and amortization	(3,614)	(2,520)	(1,650)	43	53
As % of revenues	(10)	(9)	(7)
Impairment of PP&E	(384)	(109)	(25)	252	336
Operating income	6,320	5,160	4,358	22	18
As % of revenues	18	18	19

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

Financial results, net

During 2016, the Personal Mobile Services segment financial results, net amounted to a loss of P$2,064 million. The loss is mainly attributable to higher interest on loans of P$1,437 million (an increase of P$897 million as compared to 2015), higher foreign currency exchange losses, net that amounted to P$929 million (an increase of P$180 million as compared to 2015) and lower interest on time deposits and other investments (a decrease of P$244 million as compared to 2015), partially offset by higher interest on receivables of P$124 million.

During 2015, the Personal Mobile Services segment financial results, net amounted to a loss of P$864 million. The loss is mainly attributable to higher foreign currency exchange losses, net of P$749 million (an increase of P$340 million as compared to 2014) and interest on loans of P$540 million (an increase of P$537 million as compared to 2014), and lower interest on time deposits of P$209 million, which was partially offset by gains on other investments of P$519 million (an increase of P$255 million as compared to 2014).

Income Tax Expense

During 2016, our Personal Mobile Services segment recorded an income tax expense of P$1,506 million compared to P$1,522 million in 2015 and P$1,542 million in 2014. The decrease was mainly due to lower pre-tax income. The income tax expense in 2016 was mainly attributable to the recognition of current income tax expense amounting to P$1,586 million, and by the gain generated by the deferred tax on the temporary differences amounting to P$80 million.

The income tax expense in 2015 was mainly attributable to the recognition of current income tax expense amounting to P$1,410 million, and by the loss generated by the deferred tax on the temporary differences amounting to P$112 million.

The income tax expense in 2014 was mainly attributable to the recognition of current income tax expense amounting to P$1,302 million, and by the loss generated by the deferred tax on the temporary differences amounting to P$267 million (mainly due to an increase in deferred tax liabilities of Fixed Assets and the deduction of deferred tax assets related to investments in bonds) and P$27 million of an allowance recovery.

Net Income

During 2016, our Personal Mobile Services segment reported net income of P$2,750 million as compared to P$2,774 million during 2015 and P$2,816 million in 2014. The decrease in net income in 2016 and 2015 was mainly due to higher financial losses, partially offset by higher operating income, as explained above.

(B.3) Núcleo Mobile Services Segment

The Núcleo Mobile Services Segment includes Núcleo and Personal Envíos, which is a company controlled by Núcleo that was authorized by the Central Bank of Paraguay to operate as an Electronic Payment Company (EMPE) through Resolution No.6 issued on March 30, 2015 and its corporate purpose is restricted to such service.

Results of operations from our Núcleo Mobile Services segment for 2016, 2015 and 2014 are comprised as follows:

	Years Ended December 31,			% of Change
	2016 (3)	2015 (4)	2014	2016-2015	2015-2014
	(P$ million)			Increase / (Decrease)
Revenues (1)	2,648	1,717	1,588	54	8
Other Income	1	—	—	100	—
Operating expenses (without depreciation and amortization)	(1,812)	(1,149)	(1,010)	58	14
Operating income before depreciation and amortization (2)	837	568	578	47	(2)
Depreciation and amortization	(687)	(392)	(363)	75	8
Gain on disposal of PP&E	—	1	—	(100)	n/a
Operating income	150	177	215	(15)	(18)
Financial results, net	(29)	(65)	(22)	(55)	195
Income tax expense	(29)	(15)	(22)	93	(32)
Net income	92	97	171	(5)	(43)

(1)         Includes intersegment revenues of P$6 million, P$11 million and P$10 million in 2016, 2015 and 2014, respectively.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

(3)         Includes operations of Personal Envíos that are not material (Revenues P$25million, Operating income before depreciation and amortization (P$7million), Operating income ($9million) and Net loss (P$9million)).

(4)         Includes operations of Personal Envíos. Its operations are not material (Revenues P$9 million, Operating income before depreciation and amortization (P$2million), Operating income (P$4million) and Net loss (P$4million)).

Revenues and Other Income

During 2016, total revenues from Núcleo increased by 54% to P$2,648 million from P$1,717 million in 2015. This increase was mainly due to a 46% appreciation of Guaraní as compared to P$; to an increase in Internet revenues (an increase of 72% as compared to 2015) as a consequence of subscribers that acquired 3G and 4G handsets, which facilitate Internet browsing; and an increase in voice retail revenues (an increase of 50% as compared to 2015). As of December 31, 2016, Núcleo had approximately 2.1 million prepaid subscribers, representing 82% of Núcleo’s total mobile subscriber base.

Value Added Services sales (included in Data and Internet services) grew by 60% in 2016 as compared to 2015.

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

Value Added Services sales (included in Data and Internet services) grew by 12% in 2015 as compared to 2014.

During 2016, handset revenues increased by 64% to P$260 million from P$159 million in 2015 and increased by 77% from P$90 million in 2014.

Revenues from our Núcleo Mobile Services segment for 2016, 2015 and 2014 are comprised as follows:

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million)			Increase/(Decrease)
Voice	975	667	701	46	(5)
Data	429	313	331	37	(5)
Internet	978	567	456	72	24
Service revenues	2,382	1,547	1,488	54	4
Equipment	260	159	90	64	77
Subtotal third-party revenues	2,642	1,706	1,578	55	8
Intersegment	6	11	10	(45)	10
Total revenues	2,648	1,717	1,588	54	8

Operating expenses (without depreciation and amortization)

Total operating expenses in our Núcleo Mobile Services segment increased by 58% to P$1,812 million in 2016 from P$1,149 million in 2015 (mainly due to the appreciation of the Guaraní as compared to the peso of 46% in 2016) and increased 14% in 2015 from P$1,010 million in 2014. In line with our increases in revenues, during 2016 and 2015, all items in the cost structure of the Núcleo Mobile Services segment experienced increases. This trend reflected increases in certain costs of acquiring and retaining subscribers, and commissions directly associated with sales and expansions of the customer service staff. Detailed below are the major components of the operating expenses for the years ended December 31, 2016, 2015 and 2014 related to Núcleo Mobile Services segment:

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	199	129	118	54	9
Interconnection costs and other telecommunications charges	200	154	192	30	(20)
Fees for services, maintenance, materials and supplies	229	152	137	51	11
Taxes and fees with the Regulatory Authority	82	54	47	52	15
Commissions	295	199	156	48	28
Cost of equipment and handsets	303	185	112	64	65
Advertising	104	78	78	33	—
Cost of VAS	117	82	64	43	28
Bad debt expense	125	23	20	443	15
Other operating expenses	158	93	86	70	8
Total Núcleo Mobile Services(1)	1,812	1,149	1,010	58	14

(1)         Includes intersegment cost of P$32 million, P$23 million and P$27 million in 2016, 2015 and 2014, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2016, employee benefit expenses and severance payments increased 54% to P$199 million from P$129 million in 2015. During 2015, these costs increased 9% from P$118 million in 2014. Núcleo had 408 employees as of December 31, 2016. As of December 31, 2015 and 2014, it had 413 and 402, respectively.

Interconnection costs and other telecommunication charges

During 2016, interconnection costs and other telecommunication charges increased 30% to P$200 million from P$154 million in 2015 and decreased 20% in 2015 from P$192 million in 2014. The increase in 2016 was mainly due to an increase in TLRD costs. The decrease in 2015 was mainly due to a decrease in TLRD costs.

Fees for services, maintenance, materials and supplies

During 2016, fees for services and maintenance, materials and supplies totaled P$229 million, representing an increase of 51% from P$152 million in 2015. During 2015, they increased 11% from P$137 million in 2014.

Taxes and fees with the Regulatory Authority

During 2016, taxes and fees with the Regulatory Authority increased 52% to P$82 million from P$54 million in 2015 and increased 15% from P$47 million in 2014. The increase in each year was mainly attributable to the increase in total segment revenues.

Commissions

During 2016, commissions increased 48% to P$295 million from P$199 million in 2015. During 2015, commissions increased 28% from P$156 million in 2014. The increase in 2016 was mainly due to an increase in agent commissions and commissions for distribution of prepaid cards. The increase in 2015 was mainly due to the growth in the subscriber base and an increase in the commissions for distribution of prepaid cards.

Cost of equipment and handsets

During 2016, the cost of equipment and handsets increased to P$303 million from P$185 million in 2015, representing an increase of 64%. During 2014, the cost of equipment and handsets was P$112 million. The increase in 2016 and 2015 was mainly due to the increase of the customer upgrade of mobile handsets as a result of technological advances and new service offerings.

Advertising

During 2016, advertising expenses including media, promotional and institutional campaigns, increased 33% as compared to 2015 and amounted to P$104 million.

During 2015 and 2014, advertising expenses including media, promotional and institutional campaigns, amounted to P$78 million.

Cost of VAS

Cost of VAS increased 43% million to P$117 million in 2016 from P$82 million in 2015. Such costs were P$64 million in 2014.

Bad debt expenses

In 2016, bad debt expenses amounted to P$125 million, representing an increase of 443% from P$23 million in 2015 and an increase of 15% in 2015 from P$20 million in 2014. The major increase in 2016 as compared with 2015 was a consequence of higher incidence of handset sales directly financed by Núcleo to its post-paid and “Plan Control” subscribers.

Other operating expenses

Other operating expenses include accrued expenses such as costs associated with the provision of transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased 70% to P$158 million in 2016 and increased 8% in 2015 to P$93 million from P$86 million in 2014.

Operating income before depreciation and amortization

Operating income before depreciation and amortization was P$837 million in 2016, P$568 million in 2015 and P$578 million in 2014, representing 32%, 33% and 36% of total revenues, respectively. The increase was mainly due to growth in service revenues, partially offset by increases in costs, such as employee benefit expenses and severance payments, fees for services and maintenance, materials and supplies, cost of equipment and handsets and commissions.

Depreciation and Amortization

During 2016, depreciation of PP&E and amortization of intangible assets increased 75% to P$687 million from P$392 million in 2015. During 2015, depreciation of PP&E and amortization of intangible assets increased 8% from P$363 million in 2014. The increase was mainly due to the appreciation of the Guaraní of 46% as compared to P$ in 2016, and the result of higher investment in PP&E and intangible assets, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

Operating Income

In 2016, our operating income from the Núcleo Mobile Services segment was P$150 million, representing a decrease of 15% from P$177 million in 2015, which represent 6% and 10% of total revenues for this segment in 2016 and 2015, respectively. In 2014, our operating income was P$215 million, representing 14% of total revenues for this segment.

The following table shows our operating income from the Núcleo Mobile Services segment in 2016, 2015 and 2014 and its percentage of total revenues in each year:

	Years Ended December 31,			% of Change
	2016	2015	2014	2016-2015	2015-2014
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	837	568	578	47	(2)
As % of total revenues	32	33	36
Depreciation and amortization	(687)	(392)	(363)	75	8
As % of total revenues	(26)	(23)	(23)
Gain on disposal of PP&E	—	1	—	(100)	n/a
Operating income	150	177	215	(15)	(18)
As % of total revenues	6	10	14

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

Financial results, net

During 2016, the Núcleo Mobile Services segment recorded a net financial loss of P$29 million, compared to a net financial loss of P$65 million in 2015 and P$22 million in 2014. The decrease in the loss in 2016 was mainly due to lower foreign currency exchange losses. The increase in the loss in 2015 was mainly due to higher foreign currency exchange losses.

Income Tax Expense

During 2016, our Núcleo Mobile Services segment recorded an income tax expense of P$29 million compared to P$15 million in 2015 and P$22 million in 2014. The income tax expense in 2016 was attributable to the recognition of current income tax expense amounting to P$29 million.

The income tax expense in 2015 was mainly attributable to the recognition of current income tax expense amounting to P$16 million, which was partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$1 million.

The income tax expense in 2014 was mainly attributable to the recognition of current income tax expense amounting to P$25 million, which was partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$3 million.

Net Income

During 2016, our Núcleo Mobile Services segment reported net income of P$92 million as compared to P$97 million during 2015, representing 3% and 6% of total revenues in 2016 and 2015, respectively. In 2014, our net income was P$171 million, representing 11% of total revenues. The decrease in 2016 was mainly due to a decrease in the operating income as a consequence of a strong increase in depreciation and amortization that offset the improvement in Operating income before depreciation and amortization, and an increase in income tax expense, partially offset by a decrease in the net financial losses. The decrease in 2015 was mainly due to a decrease in the operating income and higher net financial losses, partially offset by lower income tax expense.

Liquidity and Capital Resources

Sources and Uses of Funds

Historically, Nortel’s principal source of cash has been cash dividends paid by Telecom Argentina on the Telecom Argentina Class A and Class B Shares owned by Nortel, and Nortel has used such cash dividends to satisfy Nortel’s payment obligations for its next calendar year. No dividends were declared by Telecom Argentina for the years 2001 to 2008 and consequently Nortel did not make any distributions on its Series A or Series B Preferred Shares for the years 2001 to 2009. In addition to being unable to make dividend payments, Nortel was also unable to pay the required amortization on its Series A Preferred Shares for the years specified. In each year from 2010 to 2016, Telecom Argentina paid dividends, which allowed Nortel to (i) pay to the holders of Series A Preferred Shares all outstanding preferred dividends and amortization payments until their final redemption on June 14, 2012, and (ii) as from 2012, pay dividends to the holders of Series B Preferred Shares and shares of common stock.

See “Item 3—Key Information—Risk Factors—Risks Relating to Nortel —As a holding Company, Nortel’s ability to meet its financial obligations and to pay dividends is dependent upon the receipt of cash and other distributions paid on the common stock of Telecom that it owns. We did not pay any dividends during the period of 2001 to 2009” for information concerning Nortel’s distribution of dividends from 2013 to 2016.

Because Nortel’s interest in Telecom Argentina is its principal asset, Nortel’s source of funds for its current and future cash needs, including dividend and redemption payments, are currently limited to dividend payments (if made) from Telecom Argentina and proceeds from any borrowings, which borrowings cannot exceed US$50 million without the approval of the holders of Nortel’s Series B Preferred Shares (and, before their full redemption on June 14, 2012, Nortel’s Series A Preferred Shares).

Telecom Argentina expects that the main source of its liquidity in the near term will be cash flows from Telecom Argentina’s operations and the dividends that Personal may pay to it. Telecom Argentina’s principal uses of cash flows are expected to be for capital expenditures, operating expenses and dividends to its shareholders. Telecom Argentina expects working capital, funds generated from operations, dividend payments from its subsidiaries and financing from third parties to be sufficient for its present requirements.

Telecom Argentina expects that the principal source of Personal’s liquidity in the near term will be cash flows from operations, dividends that Núcleo may pay to it and cash flow from financing from third parties. During 2014 and 2015, Personal’s working capital was impacted by 3G and 4G licenses’ acquisitions. Personal’s principal uses of cash flows are expected to be for capital expenditures, operating expenses, dividend payments to its shareholders and payment of financial debt, interests and related expenses.

The Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on December 15, 2011, approved the creation of a Medium-Term Notes Global Program for a maximum outstanding amount of US$500 million or its equivalent in other currencies for a term of five years.

Also, the Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, approved the creation of a Medium-Term Notes Global Program for a maximum outstanding amount of US$500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV approved this program. Personal’s Ordinary Shareholders’ Meeting held on May 26, 2016 authorized to extend the due date of the Program until October 31, 2021, and to expand the Program’s maximum circulation amount to US$ 1,000 million or its equivalent in other currencies. On October 20, 2016, the CNV authorized the extension and expansion of the aforementioned Program through Resolution No. 18,277.

Under this program, on December 10, 2015, Telecom Personal has successfully completed the issuance of Series I and Series II notes for a total nominal value of P$ 720.5 million. Additionally, on November 16, 2016 Telecom Personal also completed the issuance of Series III and Series IV notes for a total nominal value of almost P$ 722.0 million and US$77.9 million, respectively. See “—Debt Obligations and Debt Service Requirements” below.

Additionally, during October 2016 Personal and the IFC signed a loan agreement for an amount of US$ 400 million.

We do not expect any implications on the sources of liquidity and the sources of funds as a result of the corporate reorganization of Sofora, Nortel, Telecom Argentina and Personal. See “Item 4—Information on the Company—Recent Developments—The Reorganization.”

The table below summarizes, for the years ended December 31, 2016, 2015 and 2014, Nortel’s consolidated cash flows:

	Years ended December 31,
	2016	2015	2014
	(P$ million)

Cash flows provided by operating activities	11,330	6,818	5,723
Cash flows used in investing activities	(11,340)	(9,651)	(9,426)
Cash flows provided by (used in) financing activities	2,848	2,827	(1,243)
Net foreign exchange differences on cash and cash equivalents	227	80	508
Increase / (Decrease) in cash and cash equivalents	3,065	74	(4,438)
Cash and cash equivalents at the beginning of the year	937	863	5,301
Cash and cash equivalents at the end of the year	4,002	937	863

As of December 31, 2016, 2015 and 2014, Nortel had P$4,002 million, P$937 million and P$863 million in cash and cash equivalents, respectively.

Cash flows from operating activities. The breakdown of the net cash flow provided by operating activities is as follows:

	Years Ended December 31,
	2016	2015	2014
	(P$ million)
Collections
Collections from customers	55,928	41,930	34,396
Interests from customers	366	182	160
Interests from investments	84	220	421
Mobile operators collections	885	843	330
Subtotal	57,263	43,175	35,307
Payments
For the acquisition of goods and services and others	(17,145)	(12,793)	(7,832)
For the acquisition of inventories	(5,383)	(6,343)	(4,167)
Salaries and social security payables and severance payments	(9,119)	(6,889)	(5,149)
CPP payments	(393)	(413)	(475)
Income taxes (includes tax returns and payments in advance)	(1,716)	(1,632)	(2,277)
Other taxes and taxes and fees with the Regulatory Authority	(10,744)	(7,785)	(8,907)
Foreign currency exchange differences related to the payments to suppliers of which:	(1,433)	(502)	(777)
Inventory suppliers	(295)	(182)	(343)
PP&E suppliers	(1,467)	(188)	(311)
Other suppliers	(144)	(31)	(154)
NDF	473	(101)	31
Subtotal	(45,933)	(36,357)	(29,584)
Net cash flow provided by operating activities	11,330	6,818	5,723

Cash flows used in investing activities were P$11,340 million, P$9,651 million and P$9,426 million in 2016, 2015 and 2014, respectively, and includes the payment for the acquisition of 4G licenses of P$2,256 million and P$3,091 million in 2015 and 2014, respectively. The increase of P$1,689 million in 2016 was mainly due to an increase in PP&E capital expenditures (mainly due to the modernization of the Mobile technology).

Cash flows provided by financing activities were P$2,848 million and P$2,827 million in 2016 and 2015, respectively, while cash flows used in financing activities were P$1,243 million in 2014. The increase in 2016 was mainly due to higher proceeds of financial debts, which was partially offset by payments of loans and dividends. The positive cash flows from financing activities in 2015 as compared to 2014 were mainly due to the increases in proceeds of financial debt to acquire, among others, 4G licenses by P$2,256 million.

NDF and U.S. Dollar Bonds

Due to the existence of commitments denominated in US Dollars as of December 31, 2016, the Telecom Group entered into several NDF agreements during 2016 to purchase a total amount of US$ 7 million. The purpose of these NDF is to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Telecom Argentina’s and Personal’s commitments (hedged item) to its functional currency. As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF in 2016 (net gain of approximately P$2 million) have also been recognized in the Income Statement, within Finance expenses — Exchange Differences with counterpart in current assets (Other receivables), maturing in February 2017.

During 2016, Personal entered into several NDF agreements for US$9 million, maturing in March 2017 in order to hedge the first interest installment of the IFC Loan. These NDF agreements were qualified as “effective” cash flow hedges for accounting purposes. The Telecom Group recognizes the hedging instruments results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties. As of December 31, 2016, the Telecom Group has a current liability amounting to P$2 million, of which P$1 million (before income tax) has been recorded within Other Comprehensive Income and a net loss amounting to P$1 million has been included in Finance expenses — Exchange Differences related to the US$9 million outstanding NDF to such date, which will mature in March 2017.

During 2016 Personal also settled US$ 159 million of NDF agreements in US dollars that had as of December 31, 2015, which resulted in a gain of P$2 million recognized in the Income Statement, within Other operating costs. The purpose of these NDF was also to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (hedged item) to its functional currency.

As part of their financial risk management and reduction of exchange rate risk policies, during 2016 Personal acquired National Government bonds denominated in US dollars (Discount 2033) for a total cost of P$715 million, which bear interest at a rate of 8.28% per annum, also in US dollars. These bonds were valued at fair value and generated a P$5 million gain recognized in the Income Statement, within Finance profits —Investments. In addition, in 2016, Personal acquired National Government bonds denominated in US dollars, Global 2021 and Bonar 2024, for a total cost of P$255 million, bearing interest at annual rates of 6.875% and 8.75%, respectively, also in US dollars. These bonds were valued at amortized cost and generated a P$1 million gain recognized in the Income Statement, within Finance profits —Investments.

Additional information regarding Financial Instruments is set forth in Note 20 to our Consolidated Financial Statements.

Debt Obligations and Debt Service Requirements

Nortel had no indebtedness as of December 31, 2016.

Telecom Argentina has no indebtedness as of December 31, 2016, except for bank overdrafts amounting to P$41 million.

The Indebtedness of Telecom Argentina’s subsidiaries as of December 31, 2016 was as follows:

Telecom Personal:

On January 28, 2015, Personal entered into a loan with a foreign bank for a total amount of US$40.8 million (equivalent to P$353 million at such date). This loan is a 27-months bullet loan with three-month interest payment at a weighted average rate of three-month LIBO plus 8.75% (a financial cost of 9.6309% as of December 31, 2016). The funds were used for the acquisition of inventories. Subsequently, on February 7, 2017, with the maturity of the interest service, Personal proceeded to fully prepay the loan, paying US$40.8 million in capital (equivalent to P$643 million), US$1 million of interest (equivalent to P$16 million) and US$0.3 million in pre-cancellation fees (equivalent to P$5 million).

On July 5, 2016, Personal accepted an offer from the International Finance Corporation (“ IFC”) for the assessment and transfer of funds for purposes of financing investment needs, working capital and debt refinancing for an amount of up to US$400 million.

In October 2016, Personal and the IFC signed the loan agreement (“IFC Loan”) for an amount of US$400 million and for a six-year period, payable in eight equal half-yearly installments since the 30th month, with a 6-

month LIBO rate + 400bp. This loan was used to deploy the 4G network and refinance short-term financial liabilities. The loan terms include standard commitments for this type of financial transaction.

On October 26, 2016, Personal received the loan proceeds for an amount of US$392.5 million (net of expenses of US$7.5 million).

The balance of these loans as of December 31, 2016 amounted to approximately P$6,953 million. During 2017, Personal entered into various hedging agreements (NDF) to cover fluctuations in the LIBOR rate of the loan with IFC. These NDF allow fixing the variable rate to be set for the life of the loan.

Additionally, in April 2017, Personal and the Inter-American Investment Corporation (“IIC”), a member of the Inter-American Development Bank (“IDB”) Group, signed a loan agreement (“IIC Loan”) for an amount of US$100 million and for a six year period, payable in 8 equal half-yearly installments since the 24th month, with a 6 month LIBO rate + 400bp. The funds of this loan will be allocated to deploy the 4G network and for financing working capital and other financial needs. The loan terms include standard commitments and covenants for this type of financial transactions.

On December 10, 2015, Personal issued notes in two series for a total nominal amount of P$720.5 million, under the Medium Term Notes Global Program mentioned in “Sources and Uses of Funds” above, with the following terms and conditions:

•                  Series I: with a maturity of 18 months from the date of issuance and settlement for a nominal value of P$571.5 million, at a combined rate (fixed rate of 28.5% up to the 6th month and variable rate from the 7th month, BADLAR rate + 375bps).

•                  Series II: with a maturity of 36 months from the date of issuance and settlement, with a nominal value of P$149 million, at a combined rate (fixed rate of 28.75% up to the 9th month and variable rate from the 10th month, BADLAR rate + 400bps).

Additionally, on November 16, 2016, Personal issued notes in two series for a total nominal amount of almost P$722.0 million and US$77.9 million, also under the Medium Term Notes Global Program mentioned in “Sources and Uses of Funds” above, with the following terms and conditions:

•                  Series III, denominated in pesos at a floating rate and with a maturity of 18 months from the date of issuance and settlement, and for a nominal value of P$722 million, at a variable rate (BADLAR Privada rate + 290bps).

•                  Series IV, denominated in U.S. dollars, at a fixed rate and with a maturity of 24 months from the same date of issuance and settlement as Series III, for a nominal value of US$77.9 million, at a nominal fixed annual rate equivalent to 4.85%.

The aforementioned notes have a local risk rating issued by FIX SCR S.A. (Fitch Ratings) of “AA+ (arg)”, due to the credit quality and financial strength of Personal.

The funds arising from the Series I and II notes were used to refinance short-term liabilities through the partial settlement of bank overdrafts that Personal had taken to finance the acquisition of 3G and 4G frequencies bands, and the Series III notes and Series IV notes funds were applied to the refinancing of short-term liabilities.

The balance of Series I, II, III and IV notes of Personal as of December 31, 2016, amounted to approximately P$2,690 million. Finally, as of December 31, 2016, Personal has bank overdrafts amounting to P$1,672 million (including P$6 million of interest).

In connection with the Reorganization, Telecom will assume, by universal succession, all of Personal’s rights and obligation arising from the Notes and their trust or fiscal agency agreements, if any. The Reorganization is a merger authorized by the terms and conditions of the Notes and their holders have no opposition rights with respect to the Reorganization. For information on the Reorganization, see “Item 4—Information on the Company—Recent Developments—The Reorganization.”

Núcleo: As of December 31, 2016, Núcleo’s outstanding debt (bank loans and bank overdrafts) is denominated in Guaraníes and amounted to approximately P$554 million.

Additional information regarding terms and conditions of the Telecom Group’s loans as of December 31, 2016 is set forth in Note 12 to our Consolidated Financial Statements.

Liquidity

The liquidity position for each of Telecom Argentina, Personal and Núcleo is and will be significantly dependent on each individual company’s operating performance, its indebtedness, capital expenditure programs and receipt of dividends from its subsidiaries, if any.

In addition, the terms and conditions of Nortel’s Series B Preferred Shares contain covenants which require Nortel to restrict Telecom Argentina’s ability to borrow if the ratio of Telecom Argentina’s total liabilities (as calculated pursuant to Section 9 of the terms and conditions of Nortel’s B Preferred Shares) to shareholders’ equity is 1.75 or higher. If Nortel does not comply with these covenants, Nortel’s Series B Preferred Shares will acquire certain voting rights which will enable their holders to elect one director and one alternate director of Nortel. Similar covenants and voting rights were applicable under the terms and conditions of Nortel’s Series A Preferred Shares, which were terminated as a result of the full redemption of Nortel’s Series A Preferred Shares on June 14, 2012. From March 2002 until December 2006, Nortel’s preferred shareholders acquired such voting rights due to Telecom Argentina’s ratio of total liabilities to shareholders’ equity exceeding the mentioned amount. Since December 31, 2006 such ratio no longer exceeded 1.75 to 1 and as a result, Series B Preferred Shareholders did not have voting rights in fiscal years 2007 to 2016 and will not have voting rights in fiscal year 2017.

The Group’s working capital breakdown and its main variations are disclosed below:

	2016	2015	Variation
	(P$ million)
Trade receivables	7,577	5,663	1,914
Other receivables	1,012	1,346	(334)
Inventories	1,278	2,193	(915)
Current liabilities (not considering financial debt)	(13,258)	(13,494)	236
Operative working capital - negative	(3,391)	(4,292)	901
As % of Revenues	(6.4)%	(10.6)%

Cash and cash equivalents	4,002	937	3,065
Investments	1,751	1,430	321
Current financial debt	(3,266)	(3,451)	185
Net Current financial asset / (debt)	2,487	(1,084)	3,571

Negative working capital (current assets — current liabilities)	(904)	(5,376)	4,472
Liquidity rate	0.95	0.68	0.26

The Telecom Group has a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those provided to its customers. According to this, the negative working capital amounted to P$904 million as of December 31, 2016 (decreasing P$4,472 million as compared to December 31, 2015), improving its level in relation to revenues (6.4% of consolidated revenues as of December 31, 2016, as compared to 10.6% of consolidated revenues as of December 31, 2015).

During the fiscal year 2016, the Telecom Group renewed its demand for funds coming from the financial and capital markets in Argentina, which allowed Telecom to finance the growth of its PP&E and Intangible assets at very competitive rates. The Telecom Group has an excellent credit rating (the notes issued by Telecom Personal were rated “AA + (arg)” by FIX SCR SA) thanks to its solid cash flows provided by operating activities and reduced levels of leverage. Moreover, total working capital (current assets - current liabilities) amounted to a net debt of P$904 million as of December 31, 2016, due to a decrease in negative operative working capital and of the current net financial debt of P$901 million and P$3,571 million, respectively.

These increases in absolute terms have enhanced our consolidated liquidity ratio (current assets/current liabilities), which amounted to 0.95.

The Telecom Group has several financing sources and several offers from first-class international institutions to diversify its current short-term funding structure, which includes accessing to domestic and international capital market and obtaining competitive bank loans in what relates to terms and financial costs.

The low financial debt of the Telecom Group makes it possible to obtain financial resources for longer terms at a reasonable cost. The Telecom Group’s management evaluates the national and international macroeconomic context to take advantage of market opportunities that allows it to preserve its financial health for the benefit of its investors.

The Telecom Group manages its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. The average term of its investments should not exceed the average term of its obligations. Cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

Nortel and the Telecom Group maintain a liquidity policy that results in a significant volume of available cash through its normal course of business as it is shown in the consolidated statement of cash flows. As of December 31, 2016, Nortel had consolidated cash and cash equivalents amounting to approximately P$4,002 million (equivalent to US$ 253 million) as of December 31, 2016 (in 2015, P$937 million or the equivalent of US$ 72 million). Of this amount, approximately P$57 million of cash and cash equivalents was held by Nortel on a stand-alone basis. The Telecom Group has approximately P$66 million of restricted cash in connection with legal proceedings. Such restricted cash has been classified as “Other Receivables, net” on our balance sheet. The Telecom Group has credit lines with banks and a global notes program that allow the financing of its short-term obligations and its investment plan, in addition to the expected cash flow in the coming years.

Telecom Argentina’s Board of Directors, at its meeting held on March 16, 2017, called an Ordinary and Extraordinary Shareholders’ Meeting to be held on April 27, 2017, to consider among other issues the allocation of Telecom Argentina’s retained earnings as of December 31, 2016, (P$3,975 million). The proposal of the Board of Directors is to allocate the total amount of said retained earnings to the “Reserve for Future Cash Dividends.” In addition, the Board of Directors proposed the withdrawal of P$2,730 million from the “Voluntary Reserve for Capital Investments” and the withdrawal of the “Voluntary Reserve for Future Investments” (P$2,904 million), increasing in turn the “Reserve for Future Cash Dividends” by P$5,634 million. Telecom Argentina’s ability to generate sufficient cash from its operations in order to satisfy its indebtedness and capital expenditure needs may be affected by macroeconomic factors influencing Telecom’s business, including, without limitation the exchange rate of Argentine Pesos to U.S. dollars and rates of inflation; among others. These factors are not within Telecom’s or our control. Certain statements expressed in this section constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, including those described in this Annual Report in “Item 3—Key Information—Risk Factors.” Actual results may differ materially from our expectations described above as a result of various factors.

In each year from 2010 to 2016, Telecom Argentina paid dividends, which allowed Nortel to (i) pay to the holders of Series A Preferred Shares all outstanding preferred dividends and amortization payments until their final redemption on June 14, 2012, and (ii) as from 2012, pay dividends to the holders of Series B Preferred Shares and shares of common stock. See “Item 3—Key Information—Risk Factors—Risks Relating to Nortel —As a holding Company, Nortel’s ability to meet its financial obligations and to pay dividends is dependent upon the receipt of cash and other distributions paid on the common stock of Telecom that it owns. We did not pay any dividends during the period of 2001 to 2009” for information concerning Nortel’s distribution of dividends from 2013 to 2016.

Should Telecom pay any dividends in future periods, Nortel expects to service its obligations in respect of its Series B Preferred Shares out of such dividends received by Nortel. However, as of the date of this Annual Report, Nortel is unable to predict whether Telecom will make any additional future dividend payments, and consequently, whether Nortel will make future dividend payments.

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

Capital Expenditures

Telecom estimates that its capital expenditures for the year 2017 will be approximately 20% of consolidated revenues.

In the Personal Mobile Services segment, the capital expenditures were mainly oriented towards the deployment of the 4G technology and the extension of the coverage and capacity of Telecom’s network in numerous cities across Argentina. The objectives were reached mainly through new sites, together with replacement plans and the upgrade of the current network. At the same time, new investments were made in connection with the swap of the Core Platform.

In the Fixed Services segment, specifically in the access area, the investment in deployment of new technologies continued to provide higher bandwidth to customers, mainly over Gigabit-capable Passive Optical Network (GPON) technology whose deployment has begun in 2016 and continued with the deployment of FTTC.

Following the strategy of previous years, in the transportation area, investments were made in the deployment of interurban trunk optical fiber, the increase in the capacity and security of the WDM (Dense Wavelength Division Multiplexing) Centurión network, the increase in the capacity of the Backbone IP and the addition of new POPs of content.

Also, investments continued in the installation of equipment for the Metro Ethernet network and the evolution of the capacity and capillarity of regional transportation, especially on the Packet Transport Network.

In both business segments, major investments were made on IT projects, such as the implementation of a new rating system by the end of 2016. In addition, Telecom Argentina started to contract the suppliers for the new systems of customer relationship management, order manager, billing and collection.

See “Item 3—Key Information—Risk Factors—Risks associated with Telecom and its Operations—Telecom operates in a competitive environment that may result in a reduction in its market share in the future.” Telecom expects to finance its capital expenditures through cash generated from its operations, cash on hand and financing from third parties; therefore, its ability to fund these expenditures is dependent on, among other factors, its ability to generate sufficient funds internally. Telecom’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its service prices, the increase of its operating costs due to inflation and the increase of the cost of imported materials as they may increase in peso terms (as a result of the decline in the peso/U.S. dollar exchange rate and higher inflation).

Financial Ratio

Under the terms and conditions of the Series B Preferred Shares (and the Series A Preferred Shares until their final redemption on June 14, 2012), we have agreed not to allow Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any financial debt, if as a result of doing so, Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares), as shown in its unconsolidated financial statements prepared under Argentine GAAP, exceeds 1.75. Since March 2002, the ratio of Telecom Argentina’s total liabilities to its shareholders’ equity exceeded 1.75 as a consequence of the devaluation of the peso. As a result of Nortel’s violation of this covenant, the Series B Preferred Shares acquired, together with the Series A Preferred Shares, the right to appoint one member of the Nortel Board of Directors. Since December 31, 2006 such ratio no longer exceeded 1.75 to 1 and as a result, Series B Preferred Shareholders did not have voting rights in fiscal years 2007-2016 and will not have voting rights in fiscal year 2017. The Series A Preferred Shareholders retained their right to appoint a member of the Nortel Board of Directors as a result of the non-payment of the Series A dividends until June 29, 2012, when all accrued Series A dividends were made available by Nortel to the Series A Preferred Shareholders, following the final redemption of the Series A Preferred Shares. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series B Preferred Shares—Nortel’s Capital Stock.”

Related Party Transactions

For a description of these transactions see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Taxes

Turnover Tax

Under Argentine tax law, Telecom is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Rates in effect ranged from 2.5% to 8.0% for the years ended December 31, 2016, 2015 and 2014, depending on the jurisdiction or goods and services subject to the tax.

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

Pursuant to Law No. 26,893, dividends and other profits paid in cash or in kind —except for stock dividends or quota dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law (the “Income Tax Law”), Sections 69 (a)(1), (2), (3), (6) and (7), and Section 69(b), were subject to income tax at a 10% rate except for those beneficiaries that were domestic corporate taxpayer. Law No. 27,260 repealed this withholding tax as of July 23, 2016. Consequently, there is currently no withholding tax levied on dividends distributed to either Argentine or non-Argentine resident shareholders.

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

Net losses in Argentina can generally be carried forward and applied against future taxable income for five years. However, Paraguayan law does not permit the carry-forward of such losses.

Thin Capitalization Rules

Argentine Law No. 25,784 modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds by two times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments. During fiscal years 2016, 2015 and 2014, Nortel and Telecom’s deduction of interest expenses was not limited because Nortel and Telecom were able to meet the conditions required for such deduction.

Tax on Minimum Presumed Income

Nortel, Telecom Argentina and its subsidiaries located in Argentina are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of Nortel’s assets is determined in accordance with the criteria established under the tax laws. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of any tax on minimum presumed income paid in excess of the income tax for such year may be carried forward for a period of up to ten years. This excess may be treated as a credit to be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. During fiscal years 2016, 2015 and 2014, income tax was higher than tax on minimum presumed income. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income.

According to Law No. 27,260, Tax on Minimum Presumed Income is abolished for fiscal years beginning from January 1, 2019.

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

Law No. 27,346 states that since January 1, 2017 VAT for Argentinian residents, such as Nortel, Telecom Argentina and Telecom Personal will be considered “responsables sustitutos” (substitutes) of the VAT tax that levies services rendered in Argentina by non-residents.

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

During 2016, 2015 and 2014, the Company and Telecom charged to their income statement P$550 million, P$409 million and P$348 million, respectively, of this tax.

On February 6, 2003, the Ministry of Economy and Public Finance, through General Resolution No. 72/03, authorized Telecom Argentina to increase the Basic Telephone Services reflecting the impact of IDC. Telecom Argentina determined an amount of approximately P$23 million had not yet been recovered that arose prior to the issuance of Resolution No.72/03 and that was not used to offset payment of other taxes. Such amount was recorded under “Other receivables” during 2007. and can be offset with existing and/or future regulatory duties. See “Item 4—Information on the Company— Regulatory and Legal Framework—Regulatory Framework—Tax on deposit to and withdrawals from bank accounts charged to customers.” in the Telecom Argentina Form 20-F incorporated herein by reference.

Decree No. 534/2004 provides that owners of bank accounts subject to the general tax rate of 0.6% may take into account as a tax credit 34% of the tax originated in credits on such bank accounts. This amount may be computed as a credit for the Income Tax and Tax on Minimum Presumed Income. The amount computed as a credit is not deductible for income tax purposes.

Personal Assets Tax

Argentine companies, such as us, have to assess and pay the personal assets tax corresponding to their shareholders that are Argentine individuals and non-Argentine resident persons (natural and legal persons). The tax rate in effect through December 31, 2015 was 0.50%. As of December 31, 2016, Law No. 27,260 lowered the rate to 0.25%, which is to be assessed on the proportional net worth value (valor patrimonial proporcional), of the shares as per the Argentine entity’s last financial statements prepared under Argentine GAAP. Pursuant to the Personal Assets Tax Law, an Argentine company is entitled to seek reimbursement for such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders. As a result, until shareholders reimburse Nortel the amounts paid on their behalf, the payment of this tax constitutes a receivable for Nortel.

Pursuant to Law No. 27,260, Argentine companies that have properly fulfilled their tax obligations during the two fiscal year periods prior to the 2016 fiscal year and complied with certain other requirements may qualify for an exemption from the personal asset tax paid on behalf of the Shareholders for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption should be filed before March 31, 2017. Nortel has filed the request. Notwithstanding, we cannot assure that in the future, Nortel can fulfill those requirements and maintain the referred exemption.

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

Since the beginning of 2001, telecommunication services companies have been required to pay a Universal Service tax to fund Universal Service requirements. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Universal Service Regulation” in the Telecom Argentina Form 20-F incorporated herein by reference.

Law No. 26,573, which was regulated in 2010, imposes a levy of 1% of the monthly revenues from telecommunication services, excluding prepaid services, which must be collected from the customers. The proceeds of this levy are used to finance the activities of the Ente Nacional de Alto Rendimiento Deportivo — ENARD (National Board of High Performance Sport).

Stamp tax is a provincial tax that is levied based on the formal execution of public or private instruments. Documents subject to stamp tax include, among others, various types of contracts, notarial deeds and promissory notes. Each province and the City of Buenos Aires has its own stamp tax legislation. Stamp tax rates vary according to the jurisdiction and type of agreement involved.

Local municipalities establish various taxes and fees such as “Safety and hygiene”, “Habilitation and inspection of structures” and “Advertising” rates, among others.

Personal is subject to a radioelectric spectrum fees that are paid to the Regulatory Authority for the use of the radio spectrum.

Research and Development, Patents and Licenses, etc.

None.

Trend Information

The information contained under “Item 5—Operating and Financial Review and Prospects—Trend Information” in the Telecom Argentina Form 20-F included as an exhibit hereto is hereby incorporated herein by reference.

Contractual Obligations

Nortel does not have material contractual obligations or purchase commitments. Telecom Argentina’s consolidated contractual obligations and purchase commitments as of December 31, 2016 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Argentine Pesos)
Debt obligations (1)	3,869	4,907	3,560	1,652	13,988
Finance Lease Obligations	49	12	—	—	61
Operating lease obligations	636	849	320	74	1,879
Purchase obligations (2)	5,637	270	118	41	6,066
Other long-term liabilities (3)	171	150	66	137	524
Total	10,362	6,188	4,064	1,904	22,518

(1)                        Includes P$2,076 million of future interest.

(2)                       Other than operating lease obligations. It includes PP&E purchase obligations, inventories purchase obligations, and other services purchase obligations, among others.

(3)                        Includes voluntary retirement program, pension benefits and other long-term payables.

Additional relevant information on the possible application of IAS 29 in the Telecom Group as of December 31, 2016, 2015 and 2014

The information contained under “Item 5—Operating and Financial Review and Prospects— Additional relevant information on the possible application of IAS 29 in the Telecom Group as of December 31, 2016, 2015 and 2014” in the Telecom Argentina Form 20-F included as an exhibit hereto is hereby incorporated herein by reference.

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

General

Nortel’s sole substantial activity is owning a controlling interest in Telecom Argentina’s shares of common stock and its sole substantial source of cash income is cash dividends paid on such shares. The unconsolidated financial data as of December 31, 2016 included herein accounts for Nortel’s approximately 54.74% of the common stock of Telecom. Because Telecom Argentina owns 15,221,373 of its own Class B Shares at the date of this Annual Report, our ownership of the outstanding shares amounts to 55.60%.

The Consolidated Financial Statements included elsewhere in this Form 20-F consolidate Telecom’s operations with Nortel’s operations. Nortel’s principal use of cash is to make redemption payments on any debt and dividend payments on its Series B Preferred Shares and shares of common stock. A percentage equal to 48.96%, calculated in accordance with a formula set forth in the terms of the Series B Preferred Shares, of cash remaining after Nortel has paid or reserved for its operating expenses is required to be distributed to the holders of Series B Preferred Shares. The remaining cash equal to 51.04% is distributed to holders of shares of common stock. Nortel is required to distribute all of its cash every year, according to the terms and conditions of the Series B Preferred Shares. Before their final redemption on June 14, 2012, dividend and redemption (amortization) payments on Nortel’s Series A

Preferred Shares had priority over dividend payments on Nortel’s Series B shares and Nortel’s shares of common stock. Nortel may only make dividend payments to holders of Series B Preferred Shares and holders of shares of common stock if it has sufficient retained earnings legally available for distribution, in accordance with Argentine law, which provides that dividends may be paid out of liquid and realized profits based on a financial statement prepared under GAAP effective in Argentina (IFRS in the case of listed companies such as Nortel).

See “—Liquidity and Capital Resources” in the consolidated financial analysis above for a discussion of Telecom Argentina’s cash dividend payments and Nortel’s application of proceeds therefrom.

Administrative Expenses

Administrative expenses in 2016 and 2015 were approximately P$38 million and P$24 million, respectively, consisting primarily of employee benefit expenses, taxes and fees for services.

Financial Results, Net

For 2016 and 2015, net financial results amounted to a gain of P$30 million and a gain of P$35 million, respectively, due mainly to gains on mutual funds.

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

Taxes

Under Argentine law, Nortel’s dividend income is not taxable. Pursuant to Law No. 26,893, dividends and other profits paid in cash or in kind —except for stock dividends or quota dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law (the “Income Tax Law”), Sections 69 (a)(1), (2), (3), (6) and (7), and Section 69(b), were subject to income tax at a 10% rate except for those beneficiaries that were domestic corporate taxpayer. Law No. 27,260 repealed this withholding tax as of July 23, 2016. Consequently, there is currently no withholding tax levied on dividends distributed to either Argentine or non-Argentine resident shareholders.

Additionally, those dividends paid by corporations corresponding to the excess of the difference between Argentine GAAP income and taxable net income are subject to a withholding income tax. This withholding income tax is known as the “equalization tax.” See “Item 10—Additional Information—Taxation—Argentine Taxes—Taxation of Dividends,” and “—Tax on Minimum Presumed Income” and “—Tax on Personal Property” above.

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

As of December 31, 2016 and 2015, Nortel had approximately P$57 million and P$67 million, respectively, of cash and cash equivalents on a stand-alone basis (excluding amounts held by Telecom).

Should Telecom Argentina pay dividends in future periods, Nortel expects to service its obligations in respect of its preferred shares out of such dividends received by it. However, as of the date of this Annual Report, Nortel is unable to predict whether Telecom Argentina will make any additional future dividend payments.

As of December 31, 2016, Nortel does not have outstanding financial debt.

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

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors

Nortel’s Board of Directors is responsible for the management of Nortel’s business. The Company’s bylaws provide that Nortel’s Board of Directors will consist of no less than four but no more than eight directors and an equal number of alternate directors, for the same term to fill any vacancies. Shareholders must appoint a number of alternate directors equal to or less than the number of directors. Therefore, as of the date of this Annual Report, Nortel has seven directors, and seven alternate directors. Three directors and three alternate directors are independent under SEC regulations and therefore are neither employed by, nor affiliated with, Telecom, W de Argentina Inversiones, the Telecom Italia Group until March 8, 2016 or with Fintech since March 8, 2016. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.” The directors are so elected at a shareholders’ meeting and hold office for a renewable term of three years (pursuant to an amendment to the Company’s bylaws approved by the extraordinary shareholders’ meeting held on October 26, 2010) or until replaced at a shareholders’ meeting. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement” in the Telecom Argentina Form 20-F incorporated herein by reference.

Prior to their final redemption on June 14, 2012, the Series A Preferred Shares shareholders were entitled to elect one director and one alternate director as a result of Nortel’s failure to pay the required dividends on the Series A preferred shares. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series B Preferred Shares—Nortel’s Capital Stock.” Holders of Nortel’s Series A Preferred Shares had exercised the right to vote since April 25, 2002, as a consequence of the non-payment of the Base Dividend (as such term was defined in the terms of issuance of such Series A Preferred Shares, which are now terminated) corresponding to the fiscal year ended December 31, 2001 and subsequent fiscal years. Additionally, as Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A and Series B Preferred Shares) had exceeded 1.75/1, since September 13, 2002, holders of Series B Preferred Shares also obtained the right to vote in accordance with the terms and conditions applicable to this series of shares. Since 2002, holders of both Series A Preferred Shares and Series B Preferred Shares exercised their right to vote, for the joint election of a regular and an alternate director. According to its unconsolidated financial statements since December 31, 2006, Telecom Argentina’s ratio of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series A Preferred Shares and Series B Preferred Shares) no longer exceeds 1.75/1. Therefore, since the time of approval of such financial statements by Telecom Argentina’s Board of Directors on March 8, 2007, the right to vote held by the Series B Preferred Shareholders was terminated. As a result, Series B Preferred Shareholders did not have director voting rights in fiscal years 2007 to 2016 and will not have director voting rights in fiscal year 2017. The right to vote held by the Series A Preferred Shareholders was terminated on June 29, 2012, when all accrued Series A Preferred Shares dividends were made available by Nortel to the holders of Series A Preferred Shares, following the final redemption of the Series A Preferred Shares. None of Nortel’s directors have service contracts with Nortel (or any subsidiary) providing for benefits upon termination of employment as a director.

See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement” for a description of certain agreements relating to the appointment of members of the Board of Directors.

The following table lists our directors and alternate directors as of December 31, 2016 and as of the date of this Annual Report:

Name	Position	Class of Shares Represented	Date of Appointment
Baruki Luis Alberto González	Chairman of the Board of Directors	Common stock	April 8, 2016
Eduardo Federico Bauer	Vice Chairman of the Board of Directors	Common stock	April 29, 2014
Saturnino Jorge Funes	Director	Common stock	April 8, 2016
José Luis Galimberti	Director	Common stock	April 8, 2016
Julio Pedro Naveyra	Director	Common stock	April 29, 2014
José Carlos Cura	Director	Common stock	April 8, 2016
Patricio Gómez Sabaini	Director	Common stock	April 8, 2016
Javier Errecondo	Alternate Director	Common stock	April 8, 2016
Pablo Rodrigo Tarantino	Alternate Director	Common stock	April 29, 2014
Christian Whamond	Alternate Director	Common stock	April 8, 2016

Name	Position	Class of Shares Represented	Date of Appointment
Ignacio Villarroel	Alternate Director	Common stock	April 8, 2016
Fabiana Leticia Marges	Alternate Director	Common stock	April 29, 2014
Mario Biondi	Alternate Director	Common stock	April 29, 2014
Juan Ignacio Cosentino	Alternate Director	Common stock	April 8, 2016

Baruki Luis Alberto González is a lawyer with a degree from the Universidad de Buenos Aires. Mr. González joined the Board of Directors of Nortel, Telecom Argentina and Personal in April 2016. Mr. González is a founding member of the Argentine law firm Errecondo, González & Funes. Between 1995 and 1996, he worked as an international associate at the United States law firm White & Case LLP. He was born on July 29, 1967.

Eduardo Federico Bauer is a lawyer. He is Vice Chairman of the Board of Directors of Micro Sistemas. He is director of Sofora and an alternate director of Telecom Argentina, Personal, Experta Aseguradora de Riesgos del Trabajo, S.A. Experiencia ART S.A., Experta Seguros de Retiro S.A. and La Estrella S.A. Cía de Seguros de Retiro. He was born on January 14, 1950.

Saturnino Jorge Funes is a lawyer with a degree from Universidad del Salvador and a Master’s degree in business law from the Universidad Austral (with honors). He is a founding partner of the law firm Errecondo, González & Funes. He worked at Shearman & Sterling LLP between 2000 and 2001 as an international associate. He is professor of Corporate Law at the Universidad del Salvador law school in Buenos Aires, and professor at the Masters in Finance Program at the Universidad Torcuato Di Tella in Buenos Aires. He is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal) and of the Buenos Aires City Bar (Colegio de Abogados de la Ciudad de Buenos Aires). He was born on August 6, 1968.

Jose Luis Galimberti is a partner at the Buenos Aires office of Curtis, Mallet-Prevost, Colt & Mosle. He was formerly a partner of Brons & Salas. Mr. Galimberti is a professor at Austral University in the Corporate Law Postgraduate Program, and has been a professor at Palermo University and at the Universidad de Buenos Aires Law School. Mr. Galimberti obtained his law degree (abogado) from the National University of Rosario (1992), and has a Master in Business Law from the Universidad Austral(1994), an LLM from the University of Chicago (2000) and a Master in Finance from the Cema University (2004). He was born on April 22, 1969.

Julio Pedro Naveyra is an accountant. He is Director of Gas Natural Ban S.A. and Grupo Concesionario Oeste S.A. He is member of the Supervisory Committees of Exxon Mobil S.A., Exxon Exploration Argentina S.R.L., Exxon Business Support Center Argentina S.R.L., Ford Motor S.C.A., Ford Credit Compañía Financiera S.A. and Plan Ovalo S.A. He was born on March 24, 1941.

José Carlos Cura is an economist with a degree from the Universidad de Buenos Aires. He also has a degree in management from the IAE business school at Universidad Austral. Currently, he is an independent financial and real estate advisor. He began his career in finance as an executive trainee at Lloyds Bank where he worked in various departments, including the Treasury Department, and where he became involved in foreign exchange and fixed income trading. He was born on September 25, 1962.

Patricio Gomez Sabaini has a degree in business administration from George Mason University and a Master’s in Business Administration from George Washington University. He has been a partner at Sur Capital Partners Private Equity Fund since 2005. He worked as Managing Director in the Latin America division at GE Capital, Private Equity Group, from 1999 to 2004. Before that, he worked at Banco Santander Rio S.A. in investment banking from 1995 to 1999 and at Bunge Argentina S.A. in the Treasury department from 1991 to 1995. Currently, he is a board member at Enel Americas S.A., BO Packaging S.A., Aerodoc Inc. S.A. and El Tejar S.A.A.C.e.I. He is a former member of the Board of Directors of Telepuerto Internacional Buenos Aires S.A. and Integramedica S.A. He was born on March 25, 1964.

Javier Errecondo serves as a member of the Board of Directors of Salta Inversiones Electricas S.A. (SIESA S.A), Rangitata Explotaciones S.A., Empresa de Sistemas Eléctricos Dispersos S.A., Empresa Distribuidora de Electricidad de Salta S.A., Operadora Energética S.A., Sofora, and Moneda Sociedad Gerente FCI S.A. He is admitted to the practice of law in the City of Buenos Aires, in the Province of Buenos Aires and in the State of New York. Mr. Errecondo is a founding member of the Argentine law firm Errecondo, González & Funes. Mr. Errecondo received his law degree from the Universidad of Buenos Aires in 1985. He was born on February 6, 1963.

Pablo Rodrigo Tarantino is a lawyer and has 10 years of experience in the practice of corporate law. He is also a Director of Sofora. He is member of the City of Buenos Aires Bar. He was born on July 7, 1975.

Christian Whamond joined Fintech Advisory Ltd.  in August 2012 as the Director of Corporate Credit. Prior to joining Fintech Advisory Ltd., Mr. Whamond worked at BTG Pactual where he managed a Latin American corporate credit trading and investing book. He joined BTG Pactual from James Caird Asset Management, an investment fund spun-off from Moore Capital, where he was emerging markets portfolio strategist and trader, co-managing a sovereign and corporates credit portfolio. Prior to this, Mr. Whamond worked at JPMorgan in New York and in Buenos Aires in different roles for the Latin American region, including investment banking, mergers and acquisitions advisory, corporate restructurings, and fixed income corporates trading. Mr. Whamond was born on August 11, 1973 and holds an Industrial Engineering degree from the Instituto Tecnológico de Buenos Aires.

Ignacio Villarroel is a lawyer with a degree from the Universidad Católica de Buenos Aires. Partner at Lopez Saavedra & Villarroel Law Firm. Between 2012 and 2014, he was Project Manager at the Ministry of Modernization of the Government of the City of Buenos Aires. Mr. Villarroel also served as a legal adviser to the Port Authority of the City of Mar del Plata between 2009 and 2011 and as a legal advisor to the Secretary of Tourism of the Government of the Province of Buenos Aires between 2008 and 2009. Also, he worked for Clyde & Co International Law Firm, London, United Kingdom, Insurance and Reinsurance Department, Office for Latin America. He was born on March 9, 1974.

Fabiana Leticia Marges is an accountant. She is a Certified Auditor in Informatics Systems (since 1992). She has been a partner of PricewaterhouseCoopers until 2002, in the area of Global Risk Management Solutions, performing tasks of auditing and consulting in financial entities and insurance companies among others. She acts as a facilitator, at workshops related to Control Objectives for Information and related Technology (“COBIT”) standard, organized by the Information Systems Audit and Control Association (“ISACA”), Asociación de Bancos de la Argentina and Auditoría General de la Nación. She has been professor of Audit and Control Systems at several Argentine universities. She was also an instructor in internal and external courses conducted by PricewaterhouseCoopers and at the Certified Information Systems Auditor (“CISA”) program organized by ISACA Buenos Aires Chapter. She also stands as a speaker at international conferences LATIN CACS (Computer Audit, Control and Security) of ISACA. She is a founding member of the Buenos Aires Chapter of ISACA, Chairman of such chapter for the periods from 1994 to 95 and 2004 to 2005. She has been a partner of MIA Consultores for the period 2004 to 2014 and has managed projects related to the implementation of governance models for the information technology such as COBIT and IS027000, for financial entities and other companies in Argentina, Brazil, Colombia, Costa Rica, Mexico and Paraguay. She was born on November 13, 1959.

Mario Biondi is an accountant. Mr. Biondi is an accounting professor at the Facultad de Ciencias Económicas, Universidad de Buenos Aires. He is a former accounting professor from Argentine Catholic University, Universidad de Belgrano and Universidad Nacional de Lomas de Zamora. Between 1995 and 2004, he was a member of the Board of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires. During the period 2007-2010, he was President of the Ethics Court (Tribunal de Etica) of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires. He has been a Director of Renault Argentina S.A. and is currently a member of the Comisión Fiscalizadora (legality control) of Grupo Concesionario del Oeste S.A. On October 6th, 2015, he was elected secretary of the board of the Federacion de Consejos Profesionales de Ciencias Económicas de la República Argentina. On January 18, 2016, he was appointed Director of the Banco de la Provincia de Buenos Aires by the Governor of Provincia de Buenos Aires. He is a public speaker and has written books on his specialty as well as many articles in specialized accounting magazines. He was born on September 5, 1951.

Juan Ignacio Cosentino is an economist with a degree in economics from George Mason University and a Master’s degree in economics from New York University. He has been working at Sur Capital Partners LP, a PE Fund, as founder and partner since 2005. Between 1999 and 2004, he worked at GE Capital in the Equity Capital Group, and between 1993 and 1999, he was a manager and then a partner at Buenos Aires Capital Partners. Between 1990 and 1991, he was an associate at The World Bank. He has served on the boards of Telex Chile, Mercadolibre S.R.L., Telepuerto Internacional Buenos Aires S.A., Integramedica S.A., and FADA Pharma S.A. He currently serves on the boards of Papeles Bio Bio S.A., BO Packaging S.A. and is the President of Comercial Audiomusica S.p.A. He was born on August 25, 1965.

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

The following table lists the members and alternate members of the Supervisory Committee as of December 31, 2016, and as of the date of this Annual Report:

Name	Position and Date of Designation*	Profession
Diego Emilio Rangugni	Member of the Supervisory Committee—April 29, 2016	Lawyer
Pablo Andrés Buey Fernández	Member of the Supervisory Committee— April 29, 2016	Lawyer
Tomás José Arecha	Member of the Supervisory Committee—April 29, 2016	Lawyer
Javier Alegría	Alternate Member of the Supervisory Committee—April 29, 2016	Lawyer
Facundo Genis	Alternate Member of the Supervisory Committee—April 29, 2016	Lawyer
Marcelo Gustavo Barreiro	Alternate Member of the Supervisory Committee—April 29, 2016	Lawyer

*                 Term of position expires or may be extended at the next annual Shareholders’ Meeting.

All members of the Supervisory Committee are independent under CNV rules.

Diego Emilio Rangugni is a lawyer with a degree from the Universidad del Salvador. He owns his own law firm. He is a member of the Supervisory Committee of Telecom Argentina. He has worked at the Superintendencia de Seguros de la Nación since 1992 and was the Manager of Legal Affairs between 2010 and 2012. Between 2012 and 2015, he worked as a legal advisor at the Municipality of San Antonio de Areco. He also worked at the Dirección Nacional de los Registros Seccionales de la Propiedad del Automotor y de Créditos Prendarios between 1987 and 1994. He was born on July 10, 1965.

Pablo Andrés Buey Fernández is a lawyer with a degree from the Universidad de Buenos Aires (1979) and a Master of Laws from Harvard University Law School (1985). He is Managing Partner at Estudio Alegria, Buey Fernandez, Fissore & Montemerlo. He acted as an associate foreign lawyer with the US law firm Finley, Kumble, Wagner, Heine, Underberg, Manley & Casey in 1985. He has actively participated in a number of foreign transactions, including, among others, private placements of convertible notes, initial public offerings, foreign investments in the United States, project finance transactions and corporate counseling. He is a member of the following professional associations: Associate Member of the International Bar Association (Banking and Insolvency Committees); International Associate Member of the American Bar Association (Banking and Business Committees); International Associate Member of the American Society of International Law; Member of the Instituto Argentino de Derecho Comercial; Member of the Instituto de Derecho Comercial; Member of the Instituto de Derecho Comercial of Universidad del Salvador Law School; and Member of the Comité de Abogados de Bancos

de la República Argentina. He was a professor of Comparative Law in the Master’s program in Financial and Capital Markets program at the Escuela Superior de Economía y Administración de Empresas; a professor of post-graduate courses and seminars at the Universidad de Buenos Aires Law School, the Universidad de Buenos Aires Economic Sciences School and the Universidad del Salvador Law School. He was born on August 8, 1957.

Tomás José Arecha, born in Buenos Aires on June 29th, 1977, is a lawyer who graduated from the Universidad de Buenos Aires, Law School, in 2001. He obtained a Master’s degree (Master de Derecho, Empresa y Justicia) from the Universidad de Valencia, Spain, in 2015. He is currently studying to obtain a Ph. D. in corporate law at the Universidad de Valencia, Spain. He has been a member of the Public Bar Association of Buenos Aires since 2002 and is a founding partner of Estudio Arecha, Barreiro, Filippi & Arecha. He teaches in different educational centers, including the Universidad de Buenos Aires and Universidad de Ciencias Empresariales y Sociales (UCES). He is also a post-graduate professor at Escuela Superior de Economía y Administración de Empresas (ESEADE), UCES and Universidad de San Andrés, and has participated in numerous conferences on corporate law.

Javier Alegria is a lawyer who holds a degree from the Universidad Católica Argentina. He is an alternate member of the Supervisory Committees of Telecom Argentina and Personal. He is also a partner at the law firm Estudio Alegria, Buey Fernández, Fissore & Montemerlo. He received a Master of Law from Northwestern University and a certificate in Business Administration from the Kellogg School of Management at Northwestern University. He is a professor at the Universidad de Buenos Aires Law School and a member of the Buenos Aires Bar Association. He was born on August 7, 1974.

Juan Facundo Genis is a lawyer who holds a degree from the Universidad del Salvador. He specializes in business and labor law. He is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal). He was born on September 18, 1967.

Marcelo Gustavo Barreiro is a lawyer. He was born on August 11, 1962. He was partner of the law firm Zamenfeld from 1986 until March 2008. He is a founding partner of the law firm Arecha, Barreiro, Filippi & Arecha. He is President of the Argentine Institute of Commercial Law from April 2006. He is founding member of the Ibero-American Institute of Bankruptcy Law, with headquarters at Mexico. He is also a member of Insol International, a member of the Business Institute of National Academy of Law and Social Sciences of Cordoba, the Vice President of Surveillance Committee of Monte Verde S.A. and Laboratorios Raffo S.A. (from 2006), the Academic Vice-President of the Ibero-American Institute of Bankruptcy Law (from 2013 to 2015), an Associate Professor at the Universidad de Ciencias Empresariales y Sociales (UCES) (since 2003) and a post-graduate Professor at Universidad Austral, Universidad Católica Argentina and Universidad de Ciencias Empresariales y Sociales (UCES).

Board Practices

Under Argentine law, directors have the obligation to perform their duties with loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to Nortel, our shareholders and third-parties for the improper performance of their duties, for violations of law, our bylaws or regulations and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a director by the bylaws or regulations or by resolution of the Shareholders’ Meeting. In these cases, a director’s liability will be determined with reference to the performance of these duties, provided that certain recording requirements are met. Under Argentine law, directors are prohibited from engaging in activities in competition with Nortel without express authorization of a Shareholders’ Meeting. Certain transactions between directors and Nortel are subject to ratification procedures established by Argentine law.

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

On May 22, 2001, the Argentine government issued Decree No. 677/01, entitled “Regulation of Transparency of the Public Offering,” or the “Transparency Decree” (replaced since January 28, 2013 by equivalent articles included in Law No. 26,831. See “Item 9—The Offer and Listing—The Argentine Securities Market—Capital Markets Law — Law No. 26,831” below). The intention of this decree, which is also stated within Law No. 26,831, was to move towards the creation of an adequate legal framework that may strengthen the level of protection of investors in the market. The main objectives of the Transparency Decree were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient reallocation from savings to investments and good practices in the administration of corporations.

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

A director will not be liable if, notwithstanding his or her presence at a meeting at which a resolution was adopted or his or her knowledge of the resolution, a written record exists of his or her opposition thereto and he or she reports his or her opposition to the Supervisory Committee before any complaint against him or her is brought before the Board of Directors, the Supervisory Committee, the Shareholders’ Meeting, the competent governmental agency or the courts. Any liability of a director vis-à-vis Nortel terminates upon approval of the directors’ performance by the Shareholders’ Meeting, provided that shareholders representing at least 5% of our capital stock do not object and provided that this liability does not result from a violation of the Company’s bylaws, the law or the regulations.

Additionally, Law No. 26,831 provides that those who infringe upon the provisions set forth therein shall be subject, in addition to civil and criminal liability (as applicable), to certain sanctions including warnings, fines, disqualification, suspension or prohibition from acting under the public offering regime.

In July 2012, Decree No. 1,278/12 approved a Regulation of officers and directors appointed by the shares or equity interests of the Argentine government through which the Secretary of Economic Policy and Development Planning of the Ministry of Economy and Public Finance. The Argentine government has no shares or equity interests, nor officers or directors, in Nortel. Therefore, the above mentioned regulation is not applicable to Nortel. On July 28, 2016, Decree No. 894/16 was published, which modifies Decree No. 1,278/12, establishing that in those companies where shares integrate the investment portfolio of the FGS, the corporate, political and economic rights pertaining to such shares shall not be exercised by the Secretary of Economic Policy and Development Planning, but they are to be in charge of the ANSES.

In addition, Decree No. 894/16 established that the Directors appointed by the ANSES shall have the functions, duties and powers set out by the General Companies Law No. 19,550, the Law of Capital Market No. 26,831 and its complementary and regulatory provisions, all the applicable regulations to the company in which they operate, their bylaws and internal regulations, and shall have all the responsibilities they might be liable for under these rules; as a result the provisions of Decrees No. 1,278/12 and 196/15 (the latter in respect of delimitation of responsibility) are no longer  applicable.

Nortel maintains an officers’ and directors’ insurance policy covering claims brought against the officers and/or directors relating to the performance of their duties. At present, the total amount covered by this insurance is US$75 million.

Also, at Nortel shareholders’ meeting held on April 8, 2016, the shareholders approved the grant of indemnity to (1) the regular and alternate members of the board of directors and of supervisory committee that resigned their positions due to the change of the indirect controlling shareholder and (2) the former directors and supervisory committee members nominated or appointed, directly or indirectly, by the former controlling shareholder (the “persons subject of indemnity”) in relation to their acts and omissions that occurred before or on March 8, 2016, in the case of the directors, and before or on April 8, 2016, in the case of supervisory committee members, to the extent and as far as it is allowed by Argentine law and by the By-laws, and for a six-year period beginning on the abovementioned dates.

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

Pursuant to General Resolution No. 400/02 of the CNV, published in the Official Gazette on April 5, 2002, the provisions of the Transparency Decree, which are now part of Law No. 26,831, relating to the Audit Committee were applicable for the financial years beginning on or after January 1, 2004.

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

On March 8, 2016, Mr. Domingo Jorge Messuti and Ms. María Inés Cecilia de San Martín resigned from their positions as members of the Board of Directors and as members of Nortel’s Audit Committee, as a result of Nortel’s change of control. At its meeting held on April 8, 2016, the Board of Directors elected José Carlos Cura and Patricio Gómez Sabaini to fill such vacancies in the Audit Committee. At its meeting held on April 29, 2016, the Board of Directors elected José Carlos Cura and Patricio Gómez Sabaini to be members of the Audit Committee for the fiscal year 2016. All members have the experience required by Section 13, Chapter II of the CNV rules and are independent directors under SEC regulations and CNV rules. Mr. Naveyra was appointed as the Audit Committee’s financial expert.

There is no family relationship between any Director, Alternate Director, member of the Supervisory Committee or executive officer and any other Director, Alternate Director, member of the Supervisory Committee or executive officer.

Officer

On April 15, 2013, Jorge Alberto Firpo ceased to occupy his position as General Manager and sole officer of Nortel, which he had occupied since July 1, 2011. He thereafter remained as advisor to Nortel’s Chairman of the Board of Directors until December 31, 2013.

As from April 15, 2013, all managerial functions have been performed by Nortel’s Chairman of the Board of Directors who, under Argentine law, is also Nortel’s President.

Duties and Liabilities of Directors and General Manager

Under Argentine law, directors have the obligation to perform their duties with loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to Nortel, Nortel’s shareholders and third parties for the improper performance of their duties, for violations of law, Nortel’s bylaws or regulations and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a director by a company’s bylaws or regulations or by resolution of a shareholders’ meeting. In such cases, a director’s liability will be determined with reference to the performance of such duties, provided that such limitation is made public by means of registration before a Public Registry of Commerce. Under Argentine law, directors are prohibited from engaging in activities in competition with Nortel without express authorization of a shareholders’ meeting. Certain transactions between directors and Nortel are subject to ratification procedures established by Argentine law.

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

During the year ended December 31, 2016, Nortel was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

Accrued compensation as of December 31, 2016 for the members of the Board of Directors and the members of the Supervisory Committee acting as from April 29, 2016 was approximately P$20.6 million and P$5.8 million, respectively. The portion of these amounts corresponding to Nortel is determined from the proposal made by Nortel’s Board of Directors to shareholders, with the prior favorable opinion of the Audit Committee, for the aggregate compensation to the members of the Board of Directors and the Supervisory Committee in connection with their duties performed since April 29, 2016. Such compensation is subject to approval by the Annual Ordinary and Extraordinary General Shareholders’ meeting which will be held on April 27, 2017.

As of December 31, 2016, compensation paid by Nortel and its subsidiaries as advance payments to the members of the Board of Directors and members of the Supervisory Committee of Nortel acting since April 29, 2016 was approximately P$5.8 and P$1.7 million, respectively, for fiscal year 2016. Therefore, the aggregate compensation paid by Nortel and its subsidiaries to the members of Nortel’s Board of Directors and the members of Nortel’s Supervisory Committee acting as from April 29, 2016, was approximately P$7.5 million for fiscal year 2016.

Nortel has no stock option plans for its personnel, or for its members of the Board of Directors or the Supervisory Committee.

Employees

As of the date of this Annual Report, Nortel has three (3) employees, each of whom performs general and administrative services. For information regarding Telecom Argentina’s employees, see “Item 6—Directors, Senior Management, and Employees—Employees and Labor Relations” in the Telecom Argentina Form 20-F incorporated herein by reference.

Share Ownership

Mr. Christian Whamond, who is an alternate director of Nortel, holds 2,457 ADSs of Nortel. No other current member of the Board of Directors and no current member of the Supervisory Committee directly holds obligations or capital stock of Nortel.

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of December 31, 2016, Nortel’s capital stock was composed of (i) ordinary shares (78.38% of the capital stock), all of them owned by Sofora, and (ii) Preferred Series B shares (21.62% of the capital stock), without voting rights, except in the event of certain payment defaults or breaches of covenants.

The ownership of Nortel’s shares of common stock as of April 28, 2016 was as follows:

Shareholder	Percentage
Sofora Telecomunicaciones S.A.	100%

Sofora

Sofora is an Argentine holding company which owns 100% of the shares of common stock of Nortel, which represents 78.38% of the total capital stock of Nortel.

The ownership of Sofora’s stock as of the date of this Annual Report is as follows:

Shareholders	Percentage
Fintech (1)	68.00%
W de Argentina Inversiones (2)	32.00%
Total	100.00%

(1)         Stock owned through Fintech.

(2)         Stock owned through W de Argentina Inversiones.

The shares of common stock owned by Sofora constitute all of Nortel’s common capital stock. In the event of certain payment defaults or breaches of covenants, holders of Series B Preferred Shares obtain voting rights and collectively have the right to elect one director of Nortel. No such right is currently held.

Pursuant to the List of Conditions (later amended by S.C. Resolutions No. 111/03, No. 29/4 and ENACOM Resolution No. 277/16): (i) any reduction of Nortel’s ownership in the capital stock of Telecom Argentina to less than 51% without prior approval of the Regulatory Bodies or (ii) any reduction of ownership of current common shareholders in Nortel’s voting capital stock to less than 51% without prior approval of the Regulatory Bodies, may result in the revocation of Telecom’s telecommunications license.

Further, pursuant to the List of Conditions, as amended, neither of Fintech nor W de Argentina Inversiones shall reduce their respective equity interest in Sofora to less than 15%, without Regulatory Authority approval.

Pursuant to a resolution adopted at Nortel’s Extraordinary Shareholders’ Meeting held on December 16, 1999, Nortel’s capital structure was modified to eliminate its Series C and D shares of common stock. As of the date of this Annual Report, Nortel has a single class of shares of common stock.

In 2003, W de Argentina Inversiones, Telecom Italia and Telecom Italia International N.V. signed a shareholders’ agreement for the joint management of Sofora, Nortel, Telecom Argentina and its subsidiaries, including Personal, which was amended in August 2010, October 2010, March 2011, November 2013 and October 2014. See “—Shareholders’ Agreement” below.

On November 14, 2013, the Sellers and Tierra Argentea accepted an offer made by Fintech to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel, and Tierra Argentea pursuant to the terms of a purchase agreement by and among, Fintech, Tierra Argentea and the Sellers (the “2013 Purchase Agreement”), subject to prior Argentine regulatory approvals.

The total aggregate consideration and payments to be received by the Sellers under the 2013 Purchase Agreement and other agreements among. Fintech and other persons was approximately US$960.0 million. On October 25, 2014, Telecom Italia announced the acceptance of an offer made by Fintech to amend and restate the 2013 Purchase Agreement. The amended and restated 2013 Purchase Agreement provided: (i) the same total aggregate consideration and payments to be received by the Sellers from Fintech and other persons pursuant to the 2013 Purchase Agreement and other agreements executed in connection therewith at approximately US$960.0 million, (ii) the transfer of a 51% controlling interest in Sofora subject to the approval of the telecommunications regulatory body (formerly, SC, subsequently AFTIC and currently its successor, ENACOM), and (iii) that a 17% minority interest in Sofora would be sold to Fintech during October 2014.

Of the total aggregate amount to be received by the Sellers, an aggregate amount of US$867.9 million would be paid by Fintech as consideration for the sale of:

•                  68% of the ordinary shares of Sofora held by the Sellers, divided between 17% of the ordinary shares of Sofora (US$208.6 million) and 51% of the ordinary shares in Sofora (US$550.6 million);

•                  15,533,834 Class B Shares of Telecom Argentina held by Tierra Argentea, representing 1.58% of the outstanding shares, (US$61.2 million); and

•                  2,351,752 American Depositary Shares, representing 117,588 Series B Preferred Shares of Nortel held by Tierra Argentea, equal to 8% of the outstanding Series B Preferred Shares of Nortel (US$47.5 million).

The remaining amount would be paid pursuant to additional agreements related to the transaction, including (i) the waiver by the Sellers of certain rights under, as well as amendments to, the Shareholders’ Agreement relating to Telecom Argentina and the Werthein Group, which would retain 32% of the voting shares of Sofora; (ii) an agreement granting the right to continue providing technical support and other services to the Telecom Argentina companies for up to three years following the closing date; and (iii) the commitment of Fintech to pay amounts already reserved for the payment of dividends by Telecom Argentina (“Reserved Dividends”), if such dividends were not paid outside Argentina to its shareholders prior to the closing of the purchase and sale of Sofora shares.

In implementing the above-mentioned agreements, on December 10, 2013, the Class B Shares of Telecom Argentina and the American Depositary Shares representing Class B Shares of Nortel owned by Tierra Argentea were transferred to Fintech for an aggregate amount of US$108.7 million and on October 29, 2014 Telecom Italia International N.V. transferred 17% of the capital stock of Sofora to Fintech.

On October 16, 2015, AFTIC’s Resolution No. 491/15 was published in the Official Gazette denying the requested authorization for the transfer to Fintech of the controlling interest that the Telecom Italia Group held in Sofora, Fintech, the Telecom Italia Group, W de Argentina Inversiones, Telecom Argentina and Personal filed an administrative recourse against Resolution No. 491/15 requesting AFTIC to revoke such resolution and grant the authorization for the transfer.

On February 17, 2016, Telecom Argentina was notified of ENACOM Resolution No. 64/16 pursuant to which ENACOM partially granted the above mentioned requests revoking the denial in AFTIC Resolution No. 491/15 and deciding to continue the analysis of the transfer of Telecom Italia’s interest in Sofora to Fintech.

On February 24, 2016, Telecom Argentina was notified of Fintech’s intention to launch an OPA resulting from a change of control event for all Class B Shares of Telecom Argentina which are traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires or “BCBA”), or MERVAL, promoted and formulated by Fintech. In addition, Fintech launched an OPA in the United States, which offers’ reception period expired on November 23, 2016. For further information of the OPAs launched by Fintech and their results, see “Item 4—Information on the Company—Introduction—History” in the Telecom Argentina Form 20-F incorporated herein by reference.

On March 7, 2016, ENACOM Resolution No. 277/16 authorized the transfer of Sofora’s majority shareholder stake to Fintech and on March 8, 2016, the transfer of the Telecom Italia Group’s 51% stake in Sofora to Fintech was completed. As a result, the Telecom Italia Group was replaced by Fintech as indirect controlling shareholder of Telecom Argentina and Nortel.

As of the date of this Annual Report, Sofora’s shares belong to Fintech (68%) and to W de Argentina Inversiones (32%). Additionally, Fintech has 58,173,522 Class B Shares that represent 5.91% of Telecom Argentina’s total capital stock.

In March 2017, W de Argentina Inversiones offered to Sofora and Sofora accepted with the consent of  Fintech, the controlling shareholder of Sofora, an offer to amortize, in two tranches, all of the shares of capital stock issued by Sofora and owned by W de Argentina Inversiones, equal to 140,704,640 shares. As a result of the amortization, Sofora agreed to pay W de Argentina Inversiones an amount equal to the par value of W de Argentina Inversiones’ shares of capital stock issued by Sofora, such amount being equivalent to P$140,704,640, and issue in the name of W de Argentina Inversiones one or more dividend certificates (any such certificate, a “Bono de Goce”) evidencing W de Argentina Inversiones’ rights to dividends up to an aggregate amount of up to US$470 million less the amounts paid to amortize the shares of Sofora owned by W de Argentina Inversiones, plus certain incremental amounts, with preference over the Telecom Argentina Class A Shares to be received by the shareholders of Sofora in the Reorganization. The amortization of the first tranche of shares of capital stock of Sofora owned by W de Argentina Inversiones and representing 17% of the issued and outstanding capital stock of Sofora is scheduled to occur on May 2, 2017, after which a Bono de Goce in the amount of US$249,687,500 less the U.S. dollar equivalent of P$74,749,340 will be issued to W de Argentina Inversiones. The amortization of the second tranche of shares of capital stock of Sofora owned by W de Argentina Inversiones and representing an additional 15% of the issued and outstanding capital stock of Sofora as of the date of this Annual Report is subject to the approval of ENACOM. If this second amortization occurs, an additional Bono de Goce will be issued in an amount equal to US$220,312,500 less the U.S. dollar equivalent of P$65,955,300. Upon the completion of the amortizations, Fintech will be the sole shareholder of Sofora. Consequently, on March 28, 2017 Sofora’s Shareholders’ Meeting approved the amortization of all of W de Argentina Inversiones’ shares in Sofora in two tranches (17% on or before May 2, 2017 and 15% subject to the ENACOM´s release from the obligation to be maintained as part of the principal nucleus (“núcleo principal”)).  See “Item 4—Information on the Company—Recent Developments—The Reorganization.”

More information is available in the “Relevant Facts” Section of the CNV at www.cnv.gob.ar, and in the “Company filings search” Section (company Telecom Argentina) of the SEC at www.sec.gov. Unless specifically incorporated by reference herein, the information contained or accessible through such web sites should not be considered a part of this Annual Report.

Fintech Telecom LLC

Fintech Telecom LLC, a Delaware (United States) limited liability company, is a wholly-owned direct subsidiary of Fintech Advisory Inc. and its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina. Fintech Advisory Inc., a Delaware (United States) corporation, is directly controlled by Mr. David Martínez. Fintech Advisory Inc. is an investor and investment manager in equity and debt securities of sovereign and private entities primarily in emerging markets.

W de Argentina — Inversiones S.A.

W de Argentina Inversiones, a company of the Werthein Group, is a company owned by Daniel Werthein, Adrián Werthein, Gerardo Werthein (a member of Telecom Argentina’s Board of Directors) and Darío Werthein. The Werthein Group’s main lines of business include farming and oil operations, insurance and real estate activities, as described below:

•                  Farming and Oil Operations. Gregorio, Numo y Noel Werthein S.A.A.G.C.i. (“GNNW”) is the company that handles the businesses of the Werthein Group, mainly related to agribusiness activities and food products. GNNW owns more than 217,141 acres in the primary farming areas of Argentina, harvesting more than 28,587 tons of different crops and owns more than 20,223 heads of cattle dedicated to meat production. GNNW is also involved in the manufacturing of processed fruits as well as teas and other infusions. Most of its products are aimed at the international markets with important exports worldwide.

•                  Insurance Activities. The Werthein Group has a 100% interest in Experta Aseguradora de Riesgos del Trabajo S.A., a leading work risk insurance company in Argentina, and Experta de Retiro S.A., a retirement insurance company in Argentina. Additionally, together with certain third party individuals, the Werthein Group detain control of La Estrella S.A. Compañía de Seguros de Retiro, a leading retirement insurance company in Argentina.

•                  Real Estate Activities. The Werthein Group conducts real estate, construction, consulting, public works and other real estate-related activities through its interests in other companies.

•                  Gas Transportation Activities. The Werthein Group has a minority stake in Transportadora de Gas del Sur S.A., one of the largest gas pipeline companies in Argentina.

“Telco” and “TI-W” Commitments

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefónica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia’s voting shares (the “Telco Transaction”). On December 22, 2009, Sintonia S.A. (Benetton) left the consortium and its participation was assumed by the remaining shareholders of Telco S.p.A. on a pro rata basis. As of December 31, 2014, Telco held 22.3% of Telecom Italia’s voting shares, according to its Financial Statements.

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

On August 5, 2010, Telecom Italia, Telecom Italia Internacional N.V. and W de Argentina Inversiones  agreed to:

•                  A settlement agreement to end all legal proceedings existing between the parties as direct shareholders of Sofora and indirect shareholders of the remaining companies of the Telecom Argentina Group (Sofora, Nortel, Telecom Argentina and its subsidiaries and Personal and its subsidiaries), which originated as a result of the Telco Transaction.

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

•                  The transfer of 8% of the capital stock of Sofora from W de Argentina Inversiones to Telecom Italia International N.V., subject to the applicable authorizations. This increased Telecom Italia Group’s participation to 58% of the capital stock of Sofora (the “TI-W Transaction”).

On October 6, 2010, Telefónica, S.A. (of Spain), Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Telco S.p.A, and, as intervening parties, Telecom Italia, Telecom Italia International N.V., Sofora, Nortel, Telecom Argentina, Personal, Telefónica de Argentina S.A. and Telefónica Móviles Argentina S.A., submitted before the CNDC an agreement (the “Telco Commitment”).

The Telco Commitment ensures the separation and independence of the activities in the Argentine telecommunications market, of Telefónica, S.A. (of Spain) and its controlled subsidiaries, on one hand, and Telecom Italia, Telecom Italia International N.V., Sofora, Telecom Argentina and Personal, on the other hand, preserving and encouraging the competitive conditions of such companies’ activities in the Argentine market.

In addition, in connection with the TI-W Transaction, Sofora’s shareholders submitted before the CNDC an agreement relating to the administration and governance of the Telecom Argentina Group (the “TI-W Commitment”).

On June 24, 2015, Telefónica, S.A. (of Spain) informed to the CNV and the BCBA the “divestment of its entire stake in Telecom Italia S.p.A.”

According to Clause 9.2 of the Telco Commitment and to Clause 3 of the TI-W Commitment, the divestment of Telefónica, S.A. (of Spain) and the end of the validity of the Telco S.p.A. shareholders’ agreement implied the end of the validity of the Telco and TI-W Commitments.

Consequently, on July 6, 2015, Telecom Italia filed a note before the CNDC informing the end of the validity of the Telco and TI-W Commitments.

On July 7, 2015, Telecom Argentina, Personal, Nortel and Sofora filed notes before the CNDC adhering to the presentation made by Telecom Italia and requesting that the extinction of the validity of the Commitments be declared for the same reasons exposed by Telecom Italia in its note. On February 18, 2016, Telecom Argentina and Telecom Personal submitted another note to the CNDC reiterating their request.

On April 15, 2016, Telecom Argentina and Telecom Personal, and on April 20, 2016, Sofora and Nortel notified the CNDC that the Telco and TI-W Commitments had become moot due to the change in the indirect controlling shareholder of Nortel and Telecom Argentina, resulting from the sale of the Telecom Italia Group’s majority stake in Sofora to Fintech on March 8, 2016.

On November 25, 2016, Fintech informed Nortel that it was notified of the Resolution No. 356/16 of the Secretary of Commerce of the Ministry of Production, which authorized the economic concentration operation consisting on the acquisition by Fintech of 68% of the common shares of Sofora.

Shareholders’ Agreement

On August 5, 2010, Telecom Italia and Telecom Italia International N.V. (jointly, the “Telecom Italia Group”) and W de Argentina Inversiones (jointly with the Telecom Italia Group, the “Parties”) entered into the 2010 Amended and Restated Shareholders’ Agreement, that amended the provisions and terms of the 2003 Amended and Restated Shareholders’ Agreement (the “2003 Shareholders’ Agreement”), as amended on: (i) October 13, 2010 — as a consequence of the TI-W Commitment — (ii) March 9, 2011, (iii) November 13, 2013 and (iv) October 24, 2014 (the “Amended and Restated Third Amendment”). The 2010 Shareholders’ Agreement as amended and restated by the modifications listed above is hereinafter referred to as the “New Shareholders’ Agreement.”

As a result of the acquisition of the 17% of Sofora’s shares held by the Telecom Italia Group which was concluded on October 29, 2014, Fintech adhered as a party to the New Shareholder’s Agreement by means of execution of a deed of adherence (the “Deed of Adherence”). On March 8, 2016, following the acquisition of the remaining 51% of Sofora’s shares from the Telecom Italia Group, and as per the terms and conditions of the Amended and Restated Third Amendment and the Deed of Adherence, Fintech acquired all the rights and obligations of the Telecom Italia Group under the New Shareholders’ Agreement.

Below is a brief summary of the main terms and conditions of the New Shareholders’ Agreement and the principal amendments to the 2003 Shareholders’ Agreement:

With respect to Sofora:

•                  Fintech shall have the right to appoint five Board members out of nine and W de Argentina Inversiones shall have the right to appoint the remaining four Board members. Decisions will be made by the majority of directors present at each meeting.

•                  W de Argentina Inversiones shall have the right to nominate the Chairman of the Supervisory Committee.

With respect to Nortel:

•                  W de Argentina Inversiones has the right to appoint two board members out of seven and Fintech has the right to appoint four. In case the Preferred Class B Shares of Nortel would acquire voting rights in accordance with  their respective terms and conditions of issuance, the seventh board member  would be appointed by the shareholders of the Series B Preferred Shares of Nortel. In case those shares confer no voting rights, as it is currently the case, Fintech and W de Argentina Inversiones have the right to jointly appoint the remaining board member. Decisions will be made by the majority of directors present at each meeting. In case of a tie, the chairman shall cast the deciding vote. W de Argentina Inversiones shall be entitled to nominate the Chairman of the Audit Committee of Nortel.

•                  W de Argentina Inversiones shall be entitled to nominate the Chairman of the Audit Committee of Nortel.

With respect to Telecom Argentina:

•                  As a general rule, Fintech shall have the right to nominate a majority of the members of the Board of Directors through Nortel. Currently, the Board of Directors is composed of eleven (11) members appointed in March 2016 for a term of three (3) years of which six (6) have been nominated by Fintech, two (2) have been nominated by W de Argentina Inversiones and three (3) have been nominated by ANSES.

•                  Decisions will be made by majority of directors present at each meeting. In case of a tie, the Chairman shall cast the deciding vote.

•                  W de Argentina Inversiones shall be entitled to nominate the Chairman of the Audit Committee of Telecom Argentina. The New Shareholders’ Agreement also provides that the resolutions of the Audit Committee shall be taken by the unanimous vote of its members.

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

The New Shareholders’ Agreement also provides for the establishment of a Steering Committee for Telecom Argentina, which shall be composed of four members, two appointed by Fintech and two appointed by W de Argentina Inversiones. See “Item 6—Directors, Senior Management and Employees—Board Practices.”

The New Shareholders’ Agreement still provides for meetings between Fintech and W de Argentina Inversiones (set forth in Section 4 of the New Shareholders’ Agreement) before the Shareholders’ meeting or the Board of Directors’ meeting of Sofora, Nortel, Telecom Argentina or its subsidiaries regarding matters that must be treated at shareholders’ meetings or those related to preferred shareholders of Nortel, but it excludes resolutions to be adopted by certain non-executive committees, such as the Audit Committee and the Supervisory Committee which will follow the rules of their respective committees.

Similar to the 2003 Shareholders’ Agreement, two members of Fintech and one member of W de Argentina Inversiones shall attend the meetings and the decisions will be taken through the affirmative vote of the majority of its members who attend the meeting.

W de Argentina Inversiones shall maintain substantially similar veto rights as provided for in the 2003 Shareholders’ Agreement, upon the following matters:

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

Regarding the New Shareholders´ Agreement on March 17, 2017 Fintech and W de Argentina Inversiones agreed: upon the earlier of (i) the consummation of the amortization of the shares of Sofora held by  W de Argentina Inversiones representing 17.00% of the capital stock of Sofora (the “Initial Shares”) and (ii) the date on which  W de Argentina Inversiones would cease to hold any of the Initial Shares (whether as a result of the amortization and subsequent cancellation and annulment thereof or otherwise), the Shareholders’ Agreement shall be automatically terminated and have no further force and effect, without further action by the parties; provided, however, that the tag- along right and drag -along right under the Shareholders’ Agreement and the provisions of section 2 of  the Fourth Amendment pertaining to creation of a new Section 7.9 to the Shareholders’ Agreement shall survive the termination of the Shareholders’ Agreement until the earlier of (i) consummation of the amortization of the shares of Sofora held by  W de Argentina Inversiones representing 15.00% of the capital stock of Sofora (the “Nucleum Shares”) and the cancellation and annulment of such Nucleum Shares and (ii) the date on which  W de Argentina Inversiones cease to hold any of the Nucleum Shares (whether as a result of the amortization and subsequent cancellation and annulment thereof or otherwise).

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

During 2016 and 2015, Nortel entered into related party transactions with Telecom for an aggregate amount of P$1 million in each year, in connection with the lease of office space and other administrative expenses. During 2016 and 2015, Nortel did not enter into transactions with any other related party.

In addition, Telecom has been involved in a number of transactions with its related parties since November 8, 1990, the date on which Telecom Argentina commenced operations upon the transfer from the Argentine government of the telecommunications system in the Northern Region of Argentina.Transactions with related parties of Sofora —including Telecom Italia (indirect controlling company up to March 8, 2016), Fintech (indirect controlling company as from March 8, 2016), W de Argentina Inversiones and/or their respective affiliates— and other related parties resulted in expenses, finance costs or purchases of approximately P$304 million for the year ended December 31, 2016. Of that amount, P$90 million were incurred with Telecom Italia and its affiliates for telecommunications services received by Telecom, including international outbound calls and others, fees for services, roaming and purchases of equipment and materials (that amount is related to the transactions made with the Telecom Italia Group performed until March 8, 2016, date when the Telecom Italia Group ceased to be a related party of the Telecom Group); P$209 million were incurred with W de Argentina Inversiones for insurance, advertising, labor costs and finance costs; and P$5 million were incurred with other parties.

Transactions with related parties of Sofora (including Telecom Italia (indirect controlling company up to March 8, 2016), Fintech (indirect controlling company as from March 8, 2016), and other related parties resulted in income for services rendered by Telecom of approximately P$123 million for the year ended December 31, 2016, corresponding to telecommunication services rendered to Telecom Italia and its affiliates of approximately P$111 million, services rendered to W de Argentina Inversiones of approximately P$7 million, and services rendered to other related parties of approximately P$5 million.

Transactions with related parties of Fintech for the year ended December 31, 2016 resulted in income for telecommunication services rendered by Telecom of approximately P$41 million and expenses for telecommunications services received of approximately P$90 million. As of December 31, 2016, we had no loans outstanding to the executive officers of Nortel and Telecom Argentina.

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

Dividend Policy

Under the GCL, dividends may only be declared out of liquid and realized profits determined based on non-consolidated financial statements prepared in accordance with GAAP effective in Argentina (IFRS in the case of listed companies, such as Nortel) and other applicable regulations issued by the CNV and other regulatory authorities. Furthermore, liquid and realized profits can only be distributed when all of the accumulated losses from past periods have been absorbed and the legal reserve has been constituted (or reconstituted). Pursuant to the terms of issuance of the Series B Preferred Shares, in respect of any fiscal year, holders of Series B Preferred Shares are entitled to a dividend in an amount equal to approximately 48.96% of the earnings of Nortel legally available for distribution. The holders of Nortel’s shares of common stock are entitled to receive the remaining 51.04%.

The dividends of the Series B Preferred Shares are not cumulative. However, any dividend that is due and payable but is not declared and made available for payment by the end of the fifth calendar month after the close of the respective fiscal year of Nortel will continue to be calculated and will bear interest from the last day of such calendar month until it is made available for payment to the shareholders, at an annual rate equal to the average of the rates per annum, rounded upward if necessary to the nearest 1/32 of 1%, at which deposits in dollars are offered to Morgan Guaranty Trust Company of New York and to National Westminster Bank in the London interbank market (“LIBOR”). All dividends declared with respect to the Series B Preferred Shares are made available pro rata to the holders entitled thereto.

Until the final redemption of the Series A Preferred Shares on June 14, 2012, the dividends of the Series B Preferred Shares were subject to the prior right of payment of dividend and redemption amounts due to the Series A Preferred Shares, which were determined pursuant to the terms of issuance of the Series A Preferred Shares. The Series A Preferred Shares paid a dividend of 6% per annum on the nominal amount outstanding P$119.9 million plus CER (as of the date hereof), referred to as the “base dividend,” and, beginning with the Nortel fiscal year commencing January 1, 1994, and for each fiscal year thereafter for which net and realized profits were legally available for distribution after providing for payment of the base dividend, an additional dividend calculated based on percentage of the distributable return on equity of Telecom, if the DROE was higher than 10%. See “Item 10—Additional Information—Bylaws and Terms and Conditions of Issuance of Series B Preferred Shares—Nortel’s Capital Stock—Dividends” and Note 9 to our Consolidated Financial Statements included in Item 18 of this Annual Report. In addition, beginning in 1998 and continuing through 2009, Nortel was required to make redemption payments on its Series A Preferred Shares of P$55 million per year plus CER.

Nortel did not make any redemption or dividend payments on the Series A Preferred Shares for the years ended December 31, 2001 to 2009 due to the lack of liquid and realized profits and/or distributable reserves. During that period, all scheduled redemption and dividend payments continued to accrue until 2011. In each year from 2010 to 2015, Telecom Argentina paid dividends, which allowed Nortel to (i) pay to the holders of Series A Preferred Shares all outstanding preferred dividends and amortization payments until their final redemption on June 14, 2012, and (ii) as from 2012, pay dividends to the holders of Series B Preferred Shares and shares of common stock.

See “Item 3—Key Information—Risk Factors—Risks Relating to Nortel —As a holding Company, Nortel’s ability to meet its financial obligations and to pay dividends is dependent upon the receipt of cash and other distributions paid on the common stock of Telecom that it owns. We did not pay any dividends during the period of 2001 to 2009” for information concerning Nortel’s distribution of dividends from 2013 to 2016.

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

ITEM 9.                        THE OFFER AND LISTING

The capital stock of Nortel is divided into two classes: Series B Preferred Shares, of a nominal value P$10.00 each, and shares of common stock, of a nominal value P$10.00 each. Series A Preferred Shares were outstanding until June 14, 2012, date of their final redemption.

As of April 24, 2017, the number of shares authorized and outstanding was as follows:

Series B Preferred Shares	1,470,455
Shares of common stock	5,330,400

On June 24, 1997 Nortel established an American Depositary Receipt Facility pursuant to which 6,000,000 Series B ADSs, each representing 1/20th of a Series B Preferred Shares of Nortel, were sold in an SEC-registered secondary public offering and listed on the NYSE under the symbol “NTL.” At its annual shareholders’ meeting held on April 30, 2003, Nortel’s shareholders granted its Board of Directors the power to change the ratio of ADSs to shares of common stock if necessary in the future. The table below sets forth, for the periods indicated, the reported high and low sales price of the Series B ADSs on the NYSE:

	Per Series B ADS
	High	Low
	(dollars)
Annual

2012	26.90	9.10
2013	23.42	12.36
2014	25.91	15.90
2015	25.14	14.45
2016	29.71	14.14
Quarterly
2015
First Quarter	25.14	20.71
Second Quarter	22.43	17.89
Third Quarter	19.05	14.45
Fourth Quarter	20.10	14.86
2016
First Quarter	20.75	14.14
Second Quarter	29.71	18.29
Third Quarter	28.94	20.84
Fourth Quarter	26.06	21.61
Monthly
2016
October	24.39	22.10
November	23.75	21.61
December	26.06	22.60
2017
January	26.07	23.45
February	26.40	24.26
March	26.00	24.26
April (through April 24, 2017)	28.33	26.00

On April 24, 2017, the reported last sale price of the Series B ADSs on the NYSE was US$27.20.

On December 29, 1997, by Resolution No. 12,056 of the CNV, Nortel was admitted to the public offering regime in Argentina. On January 27, 1998, the BCBA authorized the listing of the Series B Preferred Shares. Since their listing on the BCBA, the Series B Preferred Shares have been illiquid. See “Item 9—The Offer and Listing” in the Telecom Argentina Form 20-F incorporated herein by reference for additional details on the Argentine securities market and the BCBA.

The Argentine Securities Market

As of March 2017, eleven securities exchanges exist in Argentina, of which five (including the BCBA) have affiliated stock markets and are authorized to quote publicly-offered securities. The oldest and largest of these exchanges is the BCBA, founded in 1854. For the year ended December 31, 2016, the ten most actively traded equity issues represented approximately 69% of the total volume of equity traded on the market. Trading in securities listed on an exchange is conducted through a Mercado de Valores (the “Stock Market”) affiliated with such exchange.

On April 17, 2017, Bolsas y Mercados Argentinos S.A. (BYMA),  a stock market authorized by CNV, who shall succeed the Mercado de Valores de Buenos Aires S.A. or MERVAL, started the automatic transfer of all the species listed in the MERVAL to BYMA.

BYMA was created after the merger of the MERVAL and the capital contribution of the BCBA, with the purpose of incorporating the Argentine Stock Exchange System (SBA) under Law No. 26,831 of the Capital Markets.

Securities may also be listed and traded on the Mercado Abierto Electrónico S.A. (the “MAE”), an electronic over-the-counter market trading system that functions independently from the BCBA and the MERVAL. However, in March 1992, the BCBA, the MERVAL and representatives of the dealers on the MAE implemented an agreement that causes trading in equity and equity-related securities to be conducted exclusively on the MERVAL, while all corporate debt securities listed on the BCBA may also be traded on the MAE. Trading in Argentine government securities, which are not covered by the agreement, is expected to be conducted principally on the MAE. The agreement does not extend to other Argentine stock exchanges.

The CNV is responsible for the regulation and supervision to ensure the correct application of the rules governing the Argentine securities market, which acts under the regulatory framework described as follows.

Capital Markets Law — Law No. 26,831

On December 28, 2012, the Capital Markets Law No. 26,831 was published in the Official Gazette. Law No. 26,831 eliminates capital markets’ self-regulation and grants new powers to the CNV, including the ability to request reports and documents, conduct investigations and inspections of natural and legal persons under its control, call to testify and take informative and testimonial declaration. Likewise, if as a result of investigations performed, it is determined that non-controlling interests or the interests of holders of securities subject to public offering have been harmed, the CNV, according to the severity of the harm determined, may appoint overseers with the power to veto resolutions adopted by the Board of Directors and/or discontinue the Board of Directors for a maximum period of 180 days until deficiencies found are remedied.

Law No. 26,831  supersedes Law No. 17,811 and Decree No. 677/01, among other rules, effective as of January 28, 2013.

In August 2013, the PEN issued Decree No. 1,023/13 regulating certain sections of Law No. 26,831 and in September 2013, the CNV issued the Resolution No. 622/13 which established the new comprehensive rules of the CNV and also implements regulation related to certain sections of Law No. 26,831.

The Buenos Aires Stock Market

The MERVAL, entity succeeded by BYMA, is the largest stock market in Argentina. The MERVAL is a corporation, whose approximately 183 shares are held by individuals and entities authorized to trade in the securities listed on the BCBA. Trading on the BYMA is conducted by continuous open auction, from 11:00 a.m. to 5:00 p.m. each business day. The BYMA also operates a continuous electronic market system each business day, on which privately arranged trades are registered and made public.

Although the BCBA is one of Latin America’s largest securities exchanges in terms of market capitalization, it remains relatively small and illiquid compared to major world markets, and therefore, is subject to greater volatility. To control price volatility, the BYMA operates a system which suspends dealing in a particular issuer’s shares for fifteen minutes when the price changes 10% with respect to that day’s opening price. Once trading resumes, the trading is then suspended for another fifteen minutes if the price changes more than 15% with respect to that day’s opening price. If the price then changes 20% with respect to that day’s opening price, and for every 5% fluctuation in price thereafter, the trading of such shares is interrupted for an additional ten minutes. Investors in the Argentine securities market are mostly individuals, mutual funds and companies. Institutional investors that trade securities on the BYMA, which represent a relatively small percentage of trading activity, consist of a limited number of investment funds.

Certain historical information regarding the BCBA is set forth in the table below.

	2016	2015	2014	2013	2012
Market capitalization (P$ billions) (1)	4,512	3,292	3,893	3,356	2,314
As percent of GDP (2)	56	56	85	100	88
Volume (P$ million) (1)	1,333,260	749,829	621,831	367,830	242,324
Average daily trading volume (P$ million) (1)	5,420	3,098	2,580	1,526	1,006
Number of traded companies (including Cedears)	189	194	202	256	267

(1)         End-of-period figures for trading on the BCBA (includes domestic and non-domestic public companies).

(2)         According to INDEC revised figures of GDP at current prices for the selected period, published as of March 2017.

Source: Instituto Argentino de Mercado de Capitales

Selling Shareholders

On March 22, 2017, Telecom Argentina filed a registration on Form F-3 (File No. 333-216890) through which the selling shareholder to be identified in a prospectus supplement may offer and sell from time to time our Class B Shares underlying ADSs or ADSs. As of the date of this Annual Report, this registration statement has not been declared effective by the SEC.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

ITEM 10.                 ADDITIONAL INFORMATION

BYLAWS AND TERMS AND CONDITIONS OF ISSUANCE OF SERIES B PREFERRED SHARES

Register

The Company’s bylaws were originally registered before the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia or “IGJ”) on October 31, 1990 under number 8,025, book 108, volume “A” of Corporations. The Company’s bylaws were last amended on October 26, 2010 and such amendment was registered before the IGJ on November 10, 2010 under number 23,647, book 52 of Corporations.

Object and Purpose

The Company’s bylaws state that the purpose of the Company is to invest in other companies, except for those activities regulated by the Law of Financial Entities No. 21,526. In particular, the bylaws state that the purpose of the Company is to acquire and maintain a controlling interest in Sociedad Licenciataria Norte Sociedad Anónima (presently known as Telecom Argentina). The bylaws authorize the Company to take all actions permitted by law to fulfill the aforementioned purpose.

On April 30, 2003, Nortel’s shareholders voted not to adhere to the Statutory Regime of Public Offer of Mandatory Acquisition established by Transparency Decree No. 677/01. However, since January 28, 2013, when Law No. 26,831 became effective, the Statutory Regime of Public Offer of Mandatory Acquisition has a mandatory universal scope. Article 90 of Law No. 26,831 states: “Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual participation regime regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application.”

Nortel’s Capital Stock

The following is a summary of the rights of the holders of our shares. These rights, which are set out in our estatutos sociales (bylaws), and in the terms and conditions of issuance of the Series B Preferred Shares, are subject to applicable Argentine law, and may differ from those typically provided to shareholders of U.S. companies under the corporations laws of some states of the United States. In addition, as required by Argentine GAAP, the financial ratios and other calculations required under the terms of our preferred shares are calculated under Argentine GAAP, which differs in certain respects from US GAAP. Under Argentine GAAP, the Company’s unconsolidated financial statements are used for such calculations.

Limited liability of shareholders

Under Argentine law, a shareholder’s liability for losses of a company is generally limited to the value of his or her shareholdings in the company. Under Section 248 of the GCL, however, a shareholder who votes in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution.

In connection with recommending certain actions for approval by shareholders, the Board of Directors of Nortel has occasionally obtained opinions from an internal and/or external counsel concerning the compliance of their actions with Argentine law and Nortel’s bylaws (or regulations, if any). Nortel intends to obtain similar opinions in the future as the circumstances may require. Although the issue is not free from doubt, based on advice of counsel, Nortel believes that a court in Argentina, before which a case has been properly presented, would not hold a non-controlling shareholder liable under Section 248 of the GCL, if such shareholder voted in favor of a resolution subsequently declared void (i) in good faith, (ii) without a conflict of interest, and (iii) based on the advice of counsel that such resolution is not contrary to Argentine law or Nortel’s bylaws (or regulations, if any).

Voting Rights

The holders of Series B Preferred Shares, or their proxies, shall be entitled to attend the shareholders’ meetings of Nortel but their attendance shall not be required to form a quorum and they shall have no voting rights, except: (i) if, after Nortel’s third full fiscal year in existence, dividends could be but have not been fully paid on the Series B

Preferred Shares; (ii) if Nortel fails to comply with any of the covenants of the Series B Preferred Shares (see “Covenants of Series B Preferred Shares” below), including the covenant to ensure Telecom Argentina maintains a ratio, on a pro forma basis, of total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of the terms and conditions of the Series B Preferred Shares) of not more than 1.75 to 1; or (iii) upon the occurrence of the events specified in Article 217 or Article 244, fourth paragraph, of the GCL, including the voluntary delisting of securities, certain events of dissolution, change in corporate purpose or duration, transfer of corporate domicile outside of Argentina, repurchase of securities or merger in which Nortel is not the surviving corporation. In the event that the voting rights associated with the Series B Preferred Shares are triggered, each Series B Preferred shareholder will be entitled to exercise one vote per share and will vote together with the holders of shares of common stock, except as to matters related to the election of directors where, as set forth in Article 15 of Nortel’s bylaws, all the preferred shares of Nortel shall vote as a separate class and shall be entitled to elect one director and one alternate director.

The voting rights of the holders of Series B Preferred Shares will cease upon the full distribution by Nortel of all previously declared, accrued and unpaid dividends, plus any applicable interest thereon. Furthermore, in those cases where the granting of voting rights to the holders of Series B Preferred Shares would result in a violation of any commitment of Nortel under the Transfer Agreement, or any other law or regulation applicable to the holding of a controlling interest by Nortel in Telecom Argentina, such voting rights may not be exercised until authorization has been obtained from the appropriate authority.

As a result of Nortel’s violation in previous years of the covenant contained in the terms and conditions of issuance of the Series B Preferred Shares (and, before their final redemption on June 14, 2012, the Series A Preferred Shares), which requires the ratio of Telecom Argentina’s total liabilities to shareholders’ equity (as calculated pursuant to Section 9 of such terms of issuance) to be less than 1.75, the Series B Preferred Shares acquired voting rights. Since December 31, 2006, such ratio has no longer exceeded 1.75:1 and, as a result, Series B Preferred Shareholders did not have voting rights in fiscal years 2007 to 2016 and will not have voting rights in fiscal year 2017.

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

Before their final redemption on June 14, 2012, the Series A Preferred Shares had limited voting rights that, in general, were similar to the Series B Preferred Shares. The voting rights of the Series A Preferred Shares were also triggered if Nortel failed to make the required dividend payments on the Series A Preferred Shares. As a result of Nortel’s failure to make the required dividend payments on the Series A Preferred Shares for fiscal years 2001 through 2009, the Series A Preferred shareholders acquired voting rights, including the right to appoint a member of Nortel’s Board of Directors and retained such rights until June 29, 2012, when all accrued Series A dividends were made available by Nortel to the Series A Preferred Shareholders, following the final redemption of the Series A Preferred Shares.

The shares of common stock have full voting rights.

In addition, any person who enters into a voting agreement with other shareholders in a public company must inform the CNV of that voting agreement and must file a copy of that voting agreement before the CNV.

Dividends

Under the GCL, dividends can be lawfully paid and declared only out of the company’s realized and liquid profits subject to the discretion of holders of shares of common stock. The Board of Directors submits the company’s financial statements for the previous fiscal year, together with its annual report, to the shareholders for their approval at an ordinary shareholders’ meeting. Upon approving the financial statements, the shareholders determine the allocation of net profits (if any) of the company. The GCL requires Argentine companies to allocate 5% of such net profits to a legal reserve until the amount of such reserve equals 20% of the capital stock of the company. The legal reserve is not available for distribution. The remainder of net profits may be paid as dividends or retained as a voluntary reserve or in another account, or a combination thereof, all as determined by the shareholders. Dividends may not be paid if the legal reserve has been impaired. Under CNV Resolution No. 593/11, a shareholders’ meeting convened to approve the financial statements in which retained earnings are positive must make a specific decision on the use of such earnings in accordance with the GCL and, as a result, must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. See Note 31 to our Consolidated Financial Statements regarding restrictions on distributions of profit and dividend. As provided by CNV Resolution No. 609/12, positive retained earnings generated by the mandatory adoption of IFRS as from January 1, 2012, should be reassigned to a special reserve that can only be utilized for its capitalization or to absorb negative retained earnings. As a result, a total of P$204 million of positive retained earnings generated by the application of IFRS in Nortel’s 2012 statutory financial statements were assigned to the special reserve required by CNV Resolution No. 609/12 by the Ordinary and Extraordinary Annual Shareholders’ Meeting held on April 26, 2013.

In respect of any fiscal year, holders of Series B Preferred Shares are entitled to a dividend in an amount equal to 48.96% of the earnings of Nortel legally available for distribution. The failure to pay dividends for fiscal years 2001 through 2009 did not trigger any voting rights with respect to the Series B Preferred Shares because there were no earnings of Nortel legally available for distribution. See “—Voting Rights” above.

The dividends of the Series B Preferred Shares are not cumulative. However, any dividend that is due and payable but is not declared and made available for payment by the end of the fifth calendar month after the close of the respective fiscal year of Nortel will continue to be calculated, denominated and maintained in U.S. dollars and will bear interest from the last day of such calendar month until it is made available for payment to the shareholders, at an annual rate equal to LIBOR. All dividends declared with respect to the Series B Preferred Shares are made available pro rata to the holders entitled thereto. For the calculation of the amount of the dividend payable in respect of the Series B Preferred Shares, the earnings of Nortel legally available for distribution are determined in accordance with the GCL.

Before the final redemption of Nortel’s Series A Preferred Shares on June 14, 2012, the declaration and payment of dividends on Series B Shares was subject to the dividend and redemption payments on the Series A Preferred Shares as determined pursuant to the terms of issuance of such shares. For each fiscal year for which liquid and realized profits were legally available for distribution, the Series A Preferred Shares were required to pay a base dividend on the nominal amount outstanding and an additional dividend calculated based on a percentage of Telecom’s DROE, if the DROE was higher than 10%. The base dividends of the Series A Preferred Shares were cumulative. The DROE dividends of the Series A Preferred Shares were not cumulative. In addition, the Series A Preferred Shares were scheduled to be redeemed in ten equal and consecutive annual installments from February 1998 to February 2007.

Because Telecom Argentina did not pay dividends for fiscal years 2001 to 2008, Nortel was unable to make any dividend payments or pay the required amortization on its Series A Preferred Shares for the fiscal years ending December 31, 2001 to 2009. In each year from 2010 to 2015, Telecom Argentina paid dividends, which allowed Nortel to (i) pay to the holders of Series A Preferred Shares all outstanding preferred dividends and amortization payments until their final redemption on June 14, 2012, and (ii) as from 2012, pay dividends to the holders of Series B Preferred Shares and shares of common stock.

See “Item 3—Key Information—Risk Factors—Risks Relating to Nortel —As a holding Company, Nortel’s ability to meet its financial obligations and to pay dividends is dependent upon the receipt of cash and other distributions paid on the common stock of Telecom that it owns. We did not pay any dividends during the period of 2001 to 2009.” for information concerning Nortel’s distribution of dividends from 2013 to 2016.

Meetings of Shareholders

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. Nortel is required to hold an annual ordinary  shareholders’ meeting in each fiscal year to consider the matters outlined in Article 234 of the GCL, Article 71 of Law No. 26,831 and CNV rules, including, but not limited to:

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

Notice of a Shareholders’ Meeting must be published in the Official Gazette of the Republic of Argentina and in a widely circulated newspaper in Argentina at least twenty days before the meeting. In order to attend a meeting, shareholders must submit proper evidence of their ownership of shares via book-entry account held at the Caja de Valores S.A. If so entitled to attend the meeting, a shareholder may be represented by proxy.

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

•                  anticipated liquidation;

•                  change of Nortel’s domicile to a domicile outside Argentina;

•                  total or partial repayment of capital; or

•                  a substantial change in the corporate purpose.

Each of these actions requires a favorable vote of more than 50% of all the stock entitled to vote.

In some of these cases, a dissenting shareholder is entitled to appraisal rights. See “—Appraisal Rights” below.

Any resolution adopted by the shareholders at an ordinary or extraordinary shareholders’ meeting that affects the rights of one particular class of stock must also be ratified by a special meeting of that class of shareholders governed by the rules for ordinary meetings.

Capital Increase and Reductions

Nortel may increase its capital upon authorization of the shareholders at an ordinary meeting. All capital increases must be registered before the CNV, published in the Official Gazette and registered before the IGJ. Capital reductions may be voluntary or mandatory. A voluntary reduction of capital must be approved by an extraordinary shareholders’ meeting and may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or an attachment, except in the case of a redemption of shares (with liquid and realized profits). Under the GCL, reduction is mandatory when the accumulated deficit has exceeded reserves and at least 50% of the stated capital (capital stock plus inflation adjustment of capital stock). The application of this rule was suspended until December 10, 2005 by various decrees issued by the Executive Power. As of December 31, 2016, and as of March 31, 2017, Nortel has no accumulated deficit.

Shares issued in connection with any capital increase must be divided among the various classes in proportion to the number of shares of each class outstanding at the date of the issuance, provided that the number of shares of each class actually issued may vary based on the exercise of preemptive rights and accretion rights in accordance with the procedure described under “—Preemptive Rights” below.

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

Series B Preferred Shares are not redeemable.

Before their final redemption on June 14, 2012, Series A Preferred Shares were redeemable in ten equal annual installments at their subscription price from 1998 until 2007, and were subject to mandatory redemption in case of a change of control.

The annual shareholders’ meeting and the Board of Directors’ meeting of Nortel held on June 13 and June 14, 2012 respectively, approved the scheduled redemption of 401,794 Series A Preferred Shares, which at the time represented 100% of the outstanding Series A Preferred Shares, and the consequent capital reduction from P$72,026,490 to P$68,008,550, pursuant to the terms and conditions of issuance of the Series A Preferred Shares. This resulted in the final redemption of the Series A Preferred Shares.

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

Conflicts of Interest

A shareholder that votes on a business transaction in which its interest conflicts with that of Nortel may be held liable for damages under Argentine law, only if the transaction would not have been approved without its vote. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires.” See also “—Powers of the Directors” below for a description of conflict of interest regarding directors.

Preemptive Rights

Under Argentine law, holders of Nortel’s shares of common stock of any given class have preferential or preemptive rights, proportional to the number of shares owned by each holder, to subscribe for any shares of capital stock of the same class as the shares owned by the shareholder or for any securities convertible into such shares issued by Nortel.

In the event of a capital increase, shareholders of Nortel of any given class have a preemptive right to purchase any issue of shares of such class in an amount sufficient to maintain their proportionate ownership of Nortel’s capital stock. For any shares of a class not preempted by any holder of that class, the remaining holders of the class will assume pro rata the non-preempting shareholders’ preemptive rights.

A notice to the shareholders of their opportunity to preempt the capital increase must be published for three days in the Official Gazette and a widely circulated newspaper in Argentina. The period for the exercise of preemptive rights is 30 days following the last day of publication and may be reduced to 10 days by resolution of an extraordinary shareholders’ meeting.

Pursuant to the GCL, preemptive rights may only be restricted or suspended in certain particular and exceptional cases by a resolution of an extraordinary shareholders’ meeting when required by the interest of the Company.

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

Appraisal Rights

Whenever certain extraordinary resolutions are adopted at shareholders’ meetings such as a merger of Nortel into another entity, a change of corporate purpose or transformation from one type of corporate form to another, any shareholder dissenting from the adoption of any such resolution may withdraw from Nortel and receive the book value per share determined on the basis of Nortel’s annual financial statements (as approved by the Annual Ordinary Shareholders’ Meeting), provided that the dissenting shareholder exercises its appraisal rights within five days following the meeting at which the resolution was adopted. If the dissenting shareholder was absent and can prove that he was a shareholder on the day of the meeting, the appraisal right may be exercised within 15 days following the meeting. In the case of a merger of Nortel or a spin-off of Nortel, no appraisal rights may be exercised if the shares to be received are publicly traded shares.

Appraisal rights are extinguished if the resolution is subsequently overturned at another shareholders’ meeting held within sixty days of the expiration of the time period during which absent shareholders may exercise their appraisal rights.

In addition, pursuant to Article 97 of Law No. 26,831, should Nortel decide to cease the public offering of  its shares, Nortel would have to make a tender offer to all shareholders who have not voted in favor of such decision, in which case the applicable price shall be determined based on the market value of the shares.

Payment on the appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted. If the resolution is to cease the public offer of Nortel’s stock, the payment period is reduced to sixty days from the date of the resolution.

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

(iii) not to permit Telecom Argentina to merge or consolidate with or into, or sell, lease or convey all or substantially all of its assets (whether in one transaction or a series of transactions) to any other entity, except a merger in which Telecom Argentina is the surviving corporation;

(iv) not to create, incur, assume, guarantee or otherwise become liable with respect to or responsible for the payment of, any indebtedness (not including accounts payable or other indebtedness to trade creditors in the ordinary course of business) other than the Series A Notes, the Series B Notes, any indebtedness the proceeds of which are used to pay interest on the Series A Notes or the Series B Notes, indebtedness in an aggregate principal amount not to exceed US$50,000,000 (or the equivalent thereof) outstanding at any time, guarantees of the indebtedness of Telecom Argentina or indebtedness to any subsidiary in which Nortel owns directly or indirectly more than 50% of the capital stock and has the power in ordinary circumstances to elect at least a majority of the member of the Board of Directors, managers or syndics;

(v) not to sell, transfer, assign or otherwise dispose of, or pledge, hypothecate or otherwise encumber any shares of voting common stock of Telecom Argentina (except as required under the Transfer Agreement), unless after giving effect to such transaction, more than 50% of the Telecom Argentina common stock shall be owned directly or indirectly by Nortel free of any lien;

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

Powers of the Directors

The bylaws of Nortel do not contain any provision regarding the ability to vote on a proposal, arrangement or contract where a director is an interested party. Under Argentine law, a director may sign contracts with the company related to the company’s activities so long as the conditions are on an arm’s-length basis. If such contract does not meet such conditions, the agreement may only be subscribed with the prior approval of the Board of Directors or, in absence of quorum, with the approval of the Supervisory Committee. Such transactions must be discussed at the following shareholders’ meeting, and if they are not thereat ratified, then the members of the Board of Directors and/or the Supervisory Committee, as applicable, become jointly responsible for any damages caused to the company. Argentine law also requires any director having a personal interest contrary to the company’s, to disclose such interest to the Board of Directors and the Supervisory Committee and to refrain from participating in any deliberations. Failure to do so makes the director jointly and severally liable for all damages caused to the company as a result of such conflict.

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

Limitations on foreign investment in Argentina

Under the Argentine Foreign Investment Law, as amended (the “FIL”), the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments generally are unrestricted. However, foreign investments in certain industries, such as broadcasting, are restricted as to percentage. No approval is necessary to purchase the Series B Shares. The FIL does not limit the right of non-resident or foreign owners to hold or vote the Series B Shares, and there are no restrictions in the Company’s bylaws limiting the rights of non-residents or non-Argentines to hold or to vote the Company’s Series B Shares, if applicable. Notwithstanding the foregoing, regulations implemented by the CNV require that all shareholders that are companies who are registered to participate at a shareholders’ meeting should provide details of their registration before an Argentine public registry. To acquire participation in a company in Argentina, non-Argentine companies are required to comply with the share ownership registration requirements as provided for under Section 123 of the GCL.

Change of Control

Article 4 of the Company’s bylaws, as amended by the shareholders’ meeting of February 18, 2004 and registered before the IGJ on April 28, 2004 under No. 5169 of Book 24, of Corporations, provides that “The holder of the common stock, as of the Take Over Date provided for in the Conditions of the Privatization approved by Decree No. 62/90 of the Executive Power, dated January 5, 1990, as amended, shall not reduce its interest in the Company to less than 51% of the capital entitled to vote without prior approval by the Regulatory Bodies.”

Under Law No. 26,831 a party that wishes to obtain either a majority or a significant equity ownership interest (with the intention of acquiring control) in a publicly traded corporation must offer a fair price (precio equitativo) as defined in Law No. 26,831 to acquire all shares of voting stock or securities convertible into voting stock of such corporation. Until the enactment of Law No. 26,831, this regulation applied to all Argentine corporations with listed securities unless the corporation’s shareholders specifically voted not to adopt the regime. On January 28, 2013, Law No. 26,831 became effective. This law states in its Article 90: “Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual participation regime regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application.”

Under Decree No. 764/2000, as amended by Decree No. 267/2015, the loss of control of a licensee company such as Telecom Argentina is subject to the approval of ENACOM.

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

In June 2005, the Argentine government imposed certain restrictions on inflows and outflows of foreign currency to the local foreign exchange market. New indebtedness entered into the foreign exchange market and debt renewals with non-Argentine residents from the private sector entered in the local foreign exchange market had to be agreed upon and canceled in terms not shorter than 365 calendar days (the “Minimum Holding Term”), whatever the form of cancellation thereof (i.e. with or without access to the local foreign exchange market). The following transactions, among others, were exempted from this restriction: (i) foreign trade financings (i.e., exports advance payments, pre-financing of exports and imports financing); (ii) balances of foreign exchange transactions with correspondent exchange entities (which are not credit lines); and (iii) primary debt security issuances with a public offering and listing.

In addition, certain inflow of funds were subject to the creation of a nominative, nontransferable and non-compensated deposit, for 30% of the amount involved in the relevant transaction (the “Mandatory Deposit”), for a term of 365 calendar days, pursuant to the terms and conditions established in the regulations.

However, beginning in December 17, 2015, the Argentine government implemented a series of measures to progressively deregulate and implement more flexible rules for foreign exchange controls. The following amendments, along with certain other reforms, were introduced by communications including Communications “A” 5850, “A” 5861, “A” 5899, “A” 6037, “A” 6058, “A” 6067, “A” 6137, “A” 6150 and “A” 6174 in each case as amended. Collectively, these new regulations are referred to as the “New Regulations.”

The following is a description of the main aspects of BCRA’s regulations concerning inflows and outflows of funds in Argentina as of the date hereof. Additional information regarding all current foreign exchange restrictions and exchange control regulations and regarding the applicable rules mentioned herein, as well as any amendments and complementary regulations, is available at the Ministry of the Treasury’s website: www.economia.gob.ar, or the BCRA’s website: www.bcra.gov.ar.

Inflow of capital

Foreign financial indebtedness

Inflow and settlement through the foreign exchange market

Foreign financial indebtedness incurred by the private non-financial sector, the financial sector and Argentine local governments are no longer subject to the requirement of having the proceeds from such indebtedness transferred and settled through the foreign exchange market (Communication “A” 6037).

Whether funds enter the foreign exchange market or not, in transactions involving the private non-financial sector and the financial sector, it is mandatory to register such debt in the “Report of Issuances of Securities and Other Foreign Indebtedness of the Private Financial and Non-Financial Sector” (Communication “A” 3602 as amended and restated), if applicable.

Outflow of capital

Payment of interest, earnings, dividends, services and import of goods

No limitations are imposed to access the foreign exchange market to pay interests, earnings, dividends, services, import of goods and non-financial non-produced assets acquisition, under whichever concept it may be (shipping, insurance, royalties, technical advice, professional fees, etc.) abroad.  Access to the foreign exchange market for this purpose requires the presentation of an affidavit declaring compliance with the reporting regimes established by Communication “A” 3602 (as amended and supplemented) and Communication “A” 4237 (as amended and supplemented), as applicable.

Notwithstanding the above, as of December 31, 2016, pursuant to General Resolution No. 3,417/12, as amended, of the AFIP, Argentine residents who accessed the foreign exchange market to pay dividends and interests abroad (among other items), were obliged to previously inform in advance the payment of interests through the AFIP’s website and obtain an Advanced Sworn Statement of Payments made Abroad (Declaración Jurada de Pagos al Exterior) (“DAPE”). However, on March 6, 2017, this resolution was abrogated by General Resolution AFIP 4008/17.

Non-residents have access to the foreign exchange market for payment of, among others, services, earnings and current transfers collected in Argentina according to the specific regulations that apply to non-residents to access the foreign exchange market.

Cancellation of services of foreign financial debts

In the case of access to the foreign exchange market for capital services of foreign financial indebtedness, including cancellation of financial standby arrangements granted by Argentine banking entities, applicable regulations require: (i) a sworn affidavit by the debtor confirming the presentation, if applicable, of the “Report of Issuances of Securities and Other Foreign Indebtedness of the Private Financial and Non-Financial Sector” established by Communication “A” 3602 (as amended and supplemented).

Access to the foreign exchange market for payment for services in the issuance of local debt securities in foreign currency

For access to the foreign exchange market for payment for services in the issuance of Argentine debt securities in foreign currency, applicable regulations require a sworn affidavit by the debtor confirming the presentation, if applicable, of the “Report of Issuances of Securities and Other Foreign Indebtedness of the Private Financial and Non-Financial Sector” established by Communication “A” 3602 (as amended and supplemented).

Transactions by non-residents

The New Regulations, as amended, sets forth the regulations applicable to access the foreign exchange market by non-residents.

In this respect, financial entities can grant access to the foreign exchange market with a sworn affidavit by the client regarding the reason for which the foreign exchange market is being accessed in the case of transactions involving the transfer of foreign currency abroad, and the sale of cash, checks and travelers checks in foreign currency, to the following non-resident clients:

a)             International organizations and institutions acting as official export credit agencies;

b)             Diplomatic and consular representatives and diplomatic staff authorized in the country to the extent that such transfers are made in the exercise of their respective functions; and

c)              Representations from courts, authorities or departments, special missions, bilateral commissions or bodies established by international treaties or agreements, to which Argentina is a party, to the extent that such transfers are made in the exercise of their respective functions.

Access to the foreign exchange market by non-residents can be also granted for transfers of funds collected in Argentina to overseas accounts, provided that the non-resident files a sworn affidavit declaring that the funds correspond to:

• Argentine import payments.

• Foreign debt with residents for Argentine imports of goods.

• Services, rents and other overseas current transfers.

• Financial indebtedness originating in external loans of non-residents.

• Earnings from bonds and secured loans issued by the Argentine government issued in pesos.

• Recovery of claims in local bankruptcy proceedings and collection of debts under reorganization proceedings to the extent that the non-resident client has been recognized as creditor by a final non-appealable decision of the court of such proceedings.

• Inheritance, in accordance with the declaration of inheritance.

• Benefits or funds from services and sales of received securities, granted by the Argentine government in the framework established by laws No. 24,043, No. 24,411 and No. 25,914.

•    Indemnifications awarded by local courts in favor of non-residents.

• Repatriations of direct investments in companies in the private, non-financial sector that do not control local financial institutions and/or real estate, provided that the foreign beneficiary is either a natural or legal entity residing or incorporated and established in, or the payment is performed, in domains, jurisdictions, territories or associated states that are considered “cooperators for the purposes of fiscal transparency” according to the provisions of section 1 of Decree 589/2013, as amended and supplemented for the following purposes:

a.      sale of the direct investment;

b.      final liquidation of the direct investment;

c.      capital reduction decided by the local company; and

d.      reimbursement of irrevocable contributions by the local company.

The intervening entity must verify compliance with the “Report of Direct Investments”, if applicable.

• Collections of services or sales proceeds of other portfolio investments (and their profits) provided that the foreign beneficiary is either a natural or legal person residing in or incorporated and established in domains, jurisdictions, territories or associated states that are considered “cooperators for the purposes of fiscal transparency” according to the provisions of Art. 1 of Decree 589/2013, as amended and supplemented.  These portfolio investment repatriations include, but are not limited to, portfolio investments in shares and ownership interests in local companies, investments in mutual funds and local trusts, purchases of portfolios of loans granted to residents by local banks, purchases of invoices and promissory notes for local business transactions, investments in local bonds issued in pesos and in foreign currency payable locally, as well as purchases of other internal receivables.

In each of the cases listed above, access to the foreign exchange market is also possible for residents for the transfer of funds to a non-resident.  In all cases, before accessing the foreign exchange market, the intervening authority must ensure that the requirements established by the regulations are complied with.  When access to the foreign exchange market is granted to the resident, an exchange ticket will be created in his name, and the reason for declaration will be the one corresponding to the type of operation.

The remaining sale transactions of currency, cash, checks and travelers checks in foreign currency to non-residents shall be subject to the prior authorization of the BCRA when the amount exceeds the equivalent of US$10,000 per calendar month across all entities authorized to deal in foreign currency transactions.  For transactions below that amount, only identity validation will be required pursuant to applicable regulations under “Valid Identification Documentation” issued by the BCRA.

For capital services and income from public bonds issued by the Argentine government in foreign currency and other bonds issued by residents in foreign currency that are deposited by non-residents in Argentine custody accounts, the non-resident can choose among the following options: the collection in foreign currency, crediting the funds in an Argentine account in foreign currency on his behalf or the transfer of funds to his own account abroad.  In these cases, no exchange tickets will be issued.

If, after payment, the beneficiary of the funds wants to convert the collected funds in foreign currency into pesos, the purchase must be done in the foreign exchange market in accordance with the general regulations relating to portfolio investments by non-residents.

Transactions carried out on behalf of and for non-resident clients by intermediaries contemplated in the Financial Entities Law, that are not “Pension and Retirement Fund Managers” or mutual funds, must take place on behalf of the non-resident client that is granted the access to the foreign exchange market.

Formation and Repatriation or sale of external assets by residents

Pursuant to the New Regulations, resident individuals, legal entities from the private sector organized in Argentina and not authorized to deal in foreign exchange, certain trusts and other estates domiciled in Argentina, as well as Argentine local governments will be allowed access to the FX Market without the prior authorization of the BCRA with respect to, among others, the following types of transactions:  direct investments by residents, portfolio investments abroad by residents, loans to non-residents, purchases of foreign currency in Argentina, purchases of traveler checks and purchases of foreign currency to transfer it to other residents. In each case, the following conditions must be met: in the case of foreign currency sales the transfer of the purchased amounts cannot be made to countries or jurisdictions considered non-cooperative for fiscal transparency purposes under section 1 of Executive Decree No. 589/13, as amended, or to countries or jurisdictions where the Recommendations of the Financial Action Task Force are not sufficiently followed.  Non-cooperative countries or jurisdictions will be designated as such by the Financial Action Task Force (www.fatf-gafi.org). The identification of the foreign entity where the client’s account has been created and the account number must be recorded in the applicable exchange ticket.

Capital markets

As of December 31, 2016, securities-related transactions carried out through stock exchanges and authorized securities markets were to be be paid in any of the following: (i) in pesos; (ii) in foreign currency through electronic fund transfers from and to sight accounts in local financial institutions; or (iii) through wire transfers against foreign accounts.  Under no circumstances was the settlement of these securities purchase and sale transactions to be made in foreign currency bills or through deposits in escrow accounts or in third-party accounts (Communication “A” 4308). However, this provision was repealed by Communication “A” 6220 on April 12, 2017.

Reporting Regimes

Report of issuances of securities and other foreign indebtedness of the private financial and non-financial sector

Pursuant to Communication “A” 3602 dated May 7, 2002, as amended, all individuals and legal entities in the private financial and non-financial sector must report their outstanding foreign indebtedness (whether peso or foreign currency-denominated) at the end of each quarter. The debts incurred and repaid within the same calendar quarter need not be reported.

Direct investments report

Communication “A” 4237 dated November 10, 2004 established reporting requirements in connection with direct investments made by local residents abroad and by non-residents in Argentina.  Direct investments are defined as those that reflect the long-standing interest of a resident in one economy (direct investor) in another economy’s resident entity, such as an ownership interest representing at least 10% of a company’s capital stock or voting rights.  The reporting requirements prescribed by Communication “A” 4237 are to be met on a bi-annual basis.

Notwithstanding the above, there can be no assurance that the BCRA will not require again its prior authorization for, or restrict in some other way, the transfer of funds abroad for principal and/or interest payments by Nortel and Telecom Argentina to its foreign creditors or for dividend payments by Nortel and Telecom Argentina to its foreign shareholders.

TAXATION

Argentine taxes

The following summary of certain Argentine tax matters is based upon the tax laws of Argentina and regulations thereunder as of the date of this Annual Report and is subject to any subsequent changes in Argentine laws and regulations which may come into effect after such date. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this Annual Report will agree with this interpretation. Holders should carefully read “Item 3—Key Information—Risk Factors—Risks Related to Our Series B Preferred Shares and Series B ADSs—Changes in Argentine tax laws may adversely affect the tax treatment of our Series B Preferred Shares underlying Series B ADSs or Series B ADSs” in this Annual Report and consult their tax advisors regarding the tax treatment of the Series B Preferred Shares underlying Series B ADSs and Series B ADSs.

Taxation of Dividends

Pursuant to Law No. 26,893, dividends and other profits paid in cash or in kind, except for stock dividends or quota dividends, by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law (the “Income Tax Law”) Sections 69(a)(1), (2), (3), (6) and (7) and Section 69(b) were subject to income tax at a 10% rate except for those beneficiaries that were domestic corporate taxpayer. Law No. 27,260 repealed this withholding tax as of July 23, 2016. Consequently, there is currently no withholding tax levied on dividends distributed to either Argentine or non-Argentine resident shareholders.

Under the Argentine Income Tax Law, a corporation that makes a distribution of dividends to its shareholders in excess of the amount of its accumulated taxable net income at the close of the previous taxable year, as determined by application of the Argentine Income Tax Law, must withhold a 35% tax from such excess (the “Equalization Tax”). For purposes of this rule, the amount of income to be considered shall be determined by (1) deducting from taxable income, calculated under the general rules of the Argentine Income Tax Law, the income tax paid by the company and (2) adding the dividends and profits not subject to tax received as distributions from other corporations. If the distribution is in kind, then the corporation must pay the tax to the Argentine tax authorities and will be entitled to seek reimbursement from the shareholders.

Capital gains

The results derived from the transfer of shares and other equity interests, bonds and other securities of Argentine companies, are subject to Argentine capital gains tax, regardless of the type of beneficiary who realizes the gains. Capital gains obtained by Argentine taxpayers (in general, entities organized or incorporated under Argentine law and local branches of non-Argentine entities) derived from the sale, exchange or other disposition of shares are subject to income tax at the rate of 35% on net income.

Income derived by Argentine resident individuals from the sale of shares and other securities is subject to income tax at a 15% rate on the net gain, unless such securities were traded in stock markets and/or have public offering authorization, in which case an exemption applies. The implementing Decree No. 2,334/13 introduced a provision stating that the exemption applies to gains derived from the sale of shares and other securities made through a stock exchange market duly authorized by the CNV.

It is not clear whether the term “includes” (as used in the implementing Decree No. 2,334/13) means that the exemption only refers to sales of securities made through a stock exchange market duly authorized by the CNV or whether the implementing Decree No. 2,334/13 intended to clarify that such sales were just one of the possibilities that may be covered by the exemption (in addition to publicly offering authorized securities, as provided in the Argentine Income Tax Law).

Capital gains obtained by non-Argentine residents from the sale, exchange or other disposition of shares and other equity interests, bonds and other securities of Argentine companies are subject to capital gains tax. In such cases, gains are subject to Argentine tax at a rate of 15% on the net presumed gain provided by the Argentine Income Tax Law for this type of transaction, which is 90% of the transaction’s price, resulting in an effective rate of 13.5%. The non-resident seller may opt to be taxed on the net gain resulting from the deduction of the expenses incurred in Argentina necessary for its obtaining, maintenance and conservation, as well as the deductions admitted by the Argentine Income Tax Law. For that purpose, the non-resident seller has to furnish the purchaser with supporting evidence of the amounts to be deducted from the transaction’s price, which may or may not be accepted by the purchaser. There is currently no regulation under Argentine law with respect to how this election can be made. When both the seller and the buyer are non-Argentine residents, the person liable to pay the tax shall be the buyer of the shares, equity interests or other securities transferred.

However, as of the date of this Annual Report, no regulations have been issued stipulating the withholding and payment mechanism for transactions between nonresidents. Following the amendments made by Law No. 26,893, and its implementing Decree No. 2,334/13, the tax treatment applicable to gains obtained by non-residents from the sale of Series B ADSs is open to interpretation. Additionally, should the sale of Series B ADSs take place between non-Argentine parties and such sale were deemed to give rise to Argentine source income, as of the date of this Annual Report no regulations have been issued regarding the mechanism through which payment would be effectuated to satisfy such obligation. Conversely, if the sale of Series B ADSs were deemed to give rise to foreign source income, no income tax would apply. Therefore, holders of the Series B Preferred Shares underlying Series B ADSs or Series B ADS are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of not only the Series B Preferred Shares underlying Series B ADSs but also the Series B ADSs.

Personal assets tax

Argentine companies, such as us, have to assess and pay the personal assets tax corresponding to their shareholders that are Argentine individuals and non-Argentine resident persons (natural and legal persons). The tax rate in effect through December 31, 2015 was 0.50%. As of December 31, 2016, Law No. 27,260 lowered the rate to 0.25%, which is to be assessed on the proportional net worth value (valor patrimonial proporcional), of the shares as per the Argentine entity’s last financial statements prepared under Argentine GAAP. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders. As a result, until shareholders reimburse Nortel for the amounts paid on their behalf, the payment of this tax constitutes a receivable for Nortel.

Pursuant to Law No. 27,260, Argentine companies that have properly fulfilled their tax obligations during the two fiscal year periods prior to the 2016 fiscal year and comply with other requirements may qualify for an exemption from the personal assets tax for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption should be filed before March 31, 2017. Nortel has already filed this request. Notwithstanding, we cannot assure that in the future, Nortel can fulfill those requirements and maintain the referred exemption.

Value added tax

The sale, exchange or other disposition of Nortel’s shares of common stock, Series B Preferred shares and Series B ADSs, and the distribution of dividends in connection therewith are exempted from the value added tax.

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

Decree No. 534/04 provides that owners of bank accounts subject to the general tax rate of 0.6% may take into account as a tax credit of 34% of the tax originated in credits on such bank accounts. This amount may be computed as a credit for the income tax and tax on minimum presumed income. The amount computed as a credit is not deductible for income tax purposes.

Tax on minimum presumed income

Companies located in Argentina are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of our assets is determined in accordance with the criteria established under Argentine tax laws. The amount of any income tax paid during the fiscal year may be applied against the tax on minimum presumed income that would be payable in such fiscal year. The amount of any tax on minimum presumed income paid in excess of the income tax for such fiscal year may be carried forward for a period of up to ten years. This excess may be treated as a credit to be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year.

According to Law No. 27,260, the tax on minimum presumed income is abolished for the fiscal years beginning from January 1, 2019.

Turnover tax

In addition, gross turnover tax could be applicable to Argentine residents on the transfer of shares and on the perception of dividends to the extent such activity is conducted on a regular basis within an Argentine province or within the City of Buenos Aires. However, under the Tax Code of the City of Buenos Aires, any transactions with shares, as well as the perception of dividends are exempt from gross turnover tax. Holders of Nortel’s Series B Preferred Shares or Series B ADSs are encouraged to consult a tax advisor as to the particular Argentine gross turnover tax consequences derived from holding and disposing of the Series B Preferred Shares or Series B ADSs.

Stamp taxes

Stamp tax is a provincial tax that is levied based on the formal execution of public or private instruments. Documents subject to stamp tax include, among others, all types of contracts, notarial deeds and promissory notes. Each Argentine province and the City of Buenos Aires have its own stamp tax legislation. Stamp tax rates vary according to the jurisdiction and type of agreement involved. In certain jurisdictions, acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax.

Other taxes

There are no Argentine federal inheritances or succession taxes applicable to the ownership, transfer or disposition of Series B ADSs, Series B Preferred Shares and shares of common stock.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with several countries, although there is currently no tax treaty or convention in effect between Argentina and the United States. On December 23, 2016, Argentina and the United States signed an agreement for the exchange of information relating to taxes.

United States Federal Income Taxes

The following discussion is a summary of certain U.S. federal income tax consequences for a U.S. holder (as defined below) of the acquisition, ownership and disposition of our Series B ADSs or Series B Preferred Shares underlying Series B ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities, including alternative minimum tax and Medicare tax on net investment income. This summary applies only to U.S. holders that hold Series B ADSs or Series B Preferred Shares underlying Series B ADSs as capital assets for U.S. federal income tax purposes and does not address investors that are members of a class of holders subject to special rules, such as:

•                  financial institutions;

•                  dealers in securities or currencies;

•                  dealers or traders in securities who use a mark-to-market method of tax accounting;

•                  life insurance companies;

•                  persons that hold Series B ADSs or Series B Preferred Shares underlying Series B ADSs that are a hedge or that are hedged against interest rate or currency risks;

•                  persons that hold Series B ADSs or Series B Preferred Shares underlying Series B ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the Series B ADSs or Series B Preferred Shares underlying Series B ADSs;

•                  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•                  tax-exempt entities;

•                  persons that own or are deemed to own 10% or more of any class of Nortel’s stock;

•                  persons who acquired Series B ADSs or Series B Preferred Shares underlying Series B ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or

•                  persons holding Series B ADSs or Series B Preferred Shares underlying Series B ADSs in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Series B ADSs or Series B Preferred Shares underlying Series B ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Series B ADSs or Series B Preferred Shares underlying Series B ADSs and partners in such partnerships should consult their tax advisers regarding the particular U.S. federal income tax consequences of holding and disposing of the Series B ADSs or Series B Preferred Shares underlying Series B ADSs.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis. In addition, this summary assumes the deposit agreement, and all other related agreements, will be performed in accordance with their terms. As mentioned above, there is currently no income tax treaty or convention in effect between Argentina and the United States.

U.S. holders should consult their tax advisers regarding the U.S., Argentine or other tax consequences of the acquisition, ownership and disposition of Series B ADSs or Series B Preferred Shares underlying Series B ADSs in their particular circumstances, including the effect of any state or local tax laws.

As used herein, the term “U.S. holder” means a holder that, for U.S. federal income tax purposes, is a beneficial owner of Series B ADSs or Series B Preferred Shares underlying Series B ADSs and is:

•                  a citizen or individual resident of the United States; or

•                  a U.S. domestic corporation; or

•                  otherwise subject to U.S. federal income tax on a net income basis with respect to income from the Series B ADS or Series B Preferred Shares.

In general, for U.S. federal income tax purposes, holders of Series B ADSs will be treated as the owners of the underlying Series B Preferred Shares represented by those Series B ADSs. Accordingly, no gain or loss will be recognized if such U.S. holder exchanges Series B ADSs for the underlying Series B Preferred Shares represented by those Series B ADSs.

This discussion assumes that Nortel is not, and will not become, a PFIC, as described below.

Distributions

To the extent paid out of current or accumulated earnings and profits of Nortel (as determined in accordance with U.S. federal income tax principles), the gross amount of distributions made with respect to Series B ADSs or Series B Preferred Shares underlying Series B ADSs will generally be included in the income of a U.S. holder as ordinary dividend income. Because Nortel does not maintain calculations of its earnings and profits under U.S. federal income tax principles, U.S. holders should expect that a distribution will generally be treated as a dividend. Dividends will generally be treated as foreign-source and “passive category” income to U.S. holders and will not be eligible for the “dividends-received deduction” generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. holder’s income on the date of the U.S. holder’s (or in the case of Series B ADSs, the depositary’s) receipt of the dividend. The amount of the distribution will equal the U.S. dollar value of the pesos received (including amounts withheld in respect of Argentine Taxes), calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of Series B ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. holder in fact converts any pesos received into U.S. dollars. If the distribution is converted into U.S. dollars on the date of receipt, U.S. holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, of the U.S. holder and will be U.S.-source income or loss for foreign tax credit purposes.

Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of dividends paid to certain individuals or other non-corporate U.S. holders will be taxable at the preferential rates if the dividends are “qualified dividends.” Dividends paid on the Series B ADSs are generally treated as “qualified dividends” if (1) the Series B ADSs are readily tradable on a securities market in the United States (such as the NYSE, where our Series B ADSs are currently traded) and (2) we were not, in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Based on our consolidated financial statements and relevant market data, we believe that Nortel was not a PFIC for U.S. federal income tax purposes with respect to our 2016 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2017 taxable year or the foreseeable future, although there can be no assurance in this regard. If we are a PFIC for U.S. federal income tax purposes for any taxable year, U.S. holders of our Series B ADSs could be subject to adverse U.S. federal income tax consequences. Based on existing guidance, it is not entirely clear whether dividends received with respect to the Series B Preferred Shares underlying Series B ADSs will be treated as qualified dividends, because the Series B Preferred Shares underlying Series B ADSs are not themselves listed on a U.S. exchange. U.S. holders should consult their tax advisers regarding the availability of the preferential dividend tax rates in light of their particular circumstances.

Distributions of additional shares in respect of Series B ADSs or Series B Preferred Shares underlying Series B ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition

Gain or loss realized by a U.S. holder on the sale or other disposition of Series B ADSs or Series B Preferred Shares underlying Series B ADSs will be subject to U.S. federal income tax as U.S.-source capital gain or loss and will be long-term capital gain or loss if the U.S. holder has held the Series B ADSs or Series B Preferred Shares underlying Series B ADSs for more than one year. The amount of the gain or loss will be equal to the difference between the U.S. holder’s tax basis in the Series B ADSs or Series B Preferred Shares underlying Series B ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Long-term capital gains recognized by non-corporate taxpayers are subject to reduced tax rates. The deductibility of capital losses is subject to limitations. If an Argentine tax is withheld, or otherwise paid, on the sale or disposition of Series B ADSs or Series B Preferred Shares underlying Series B ADSs, a U.S. holder’s amount realized will include the gross amount of the proceeds of the sale or disposition before deduction of the Argentine tax. See “—Argentine Taxes—Capital gains” for a description of when a disposition may be subject to taxation by Argentina.

Foreign tax credit considerations

Because any gain realized on the sale or other disposition of Series B ADSs or Series B Preferred Shares underlying Series B ADSs will be treated as U.S. source, an investor generally would not be able to use the foreign tax credit arising from any Argentine tax imposed on such disposition unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

In addition, amounts paid on account of the personal assets tax (as described in “—Argentine Taxes—Personal assets tax”) generally will not be treated as an income tax for U.S. federal income tax purposes and will consequently not be eligible for credit against a U.S. holder’s federal income tax liability. The rules governing foreign tax credits are complex, and U.S. holders should consult their tax advisers regarding the creditability and deductibility of foreign taxes in their particular circumstances.

Foreign Financial Asset Reporting

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. holders that fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisers regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless the U.S. holder (1) provides a correct taxpayer identification number and certifies that it is not subject to backup withholding or (2) otherwise establishes an exemption from backup withholding.

The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

DOCUMENTS ON DISPLAY

Nortel files annual and special reports and other information before the SEC. You may read and copy any document that Nortel files at the public reference room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

You may request a copy of these filings by writing or telephoning the offices of Nortel at Alicia Moreau de Justo 50, (C1107AAB) Buenos Aires, Argentina. Nortel’s telephone number is 011-54-11-4968-3631.

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

Nortel is subject to market risk applicable to Telecom. Telecom is exposed to market risk, including changes in foreign exchange rates and interest rates relating to its outstanding financial indebtedness, in the normal course of its business. For additional information see “Item 11—Quantitative and Qualitative Disclosures About Market Risk” in the Telecom Argentina Form 20-F included as an exhibit hereto and hereby incorporated by reference. As of December 31, 2016, Nortel was not party to any derivative financial instruments.

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

ITEM 14.                 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company’s Chairman of the Board of Directors, who under Argentine law is also our President and acts as both the principal executive officer and the principal financial officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2016 (the “Evaluation Date”), has concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures, were effective.

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

Nortel’s Management conducted an evaluation of the effectiveness of Nortel’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”). Based on this evaluation, Nortel’s Management concluded that Nortel’s internal control over financial reporting was effective as of December 31, 2016.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Nortel’s Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

Nortel’s Audit Committee has at least one audit committee financial expert, Mr. Julio Pedro Naveyra, who is a certified public accountant and a former managing partner of PricewaterhouseCoopers (formerly Coopers & Lybrand Argentina). From 1973 until 1975, Mr. Naveyra worked in the United States, where he was an audit supervisor and manager of Coopers & Lybrand Detroit. Mr. Naveyra is also a former Chairman of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) from 1983 through 1985, and a former Chairman of the Technical Institute of Public Accountants from 1979 through 1980. Mr. Naveyra has been Director of Nortel since October 2010. Based on Mr. Naveyra’s professional background and training, Nortel has determined that he meets the requirements for an Audit Committee financial expert. Mr. Naveyra is an independent director under SEC regulations and CNV rules.

See “Item 6—Directors, Senior Management and Employees—Board Practices—Audit Committee.”

The Board of Directors’ meeting appointing the Audit Committee members for year 2017 has not yet been held. As a result, the members of the Audit Committee appointed at the Board of Directors’ meeting of April 29, 2016 continue to hold their positions.

ITEM 16B.        CODE OF ETHICS

The Board of Directors of Nortel has approved a Code of Business Conduct and Ethics which applies to directors, members of the Supervisory Committee, officers and employees of Nortel. The latest amendment to this Code of Business Conduct and Ethics was made by the Board of Directors on October 26, 2010, incorporating an additional chapter which includes the general duties and responsibilities of directors, members of the Supervisory Committee and all personnel of the Company arising from the Telco Commitment and the TI-W Commitment pursuant to Resolutions No. 148/10 and No. 149/10 issued by the Secretary of Economic Policy of the Economy Ministry with certain clarifications and details made by the CNDC. The Code of Business Conduct and Ethics is available on our website at www.nortelsa.com.ar. No waivers, express or implicit, have been granted to any senior officer or member of the Board of Directors of the Company with respect to any provision of the Code of Business Conduct and Ethics.

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees for services rendered by our principal accountants (in millions of pesos) for the years ended December 31, 2016 and 2015.

Services Rendered	2016	2015
	(P$ million)
Audit Fees (1)	24.3	17.4

Tax Fees (2)	1.8	1.5
All Other Fees (3)	0.5	2.1
Total	26.6	21.0

(1)         Includes fees related to the audit of the Consolidated Financial Statements as of December 31, 2016 and 2015, limited reviews of interim financial statements presented during 2016 and 2015, SEC filing reviews and other attestation services.

(2)         Includes fees for permitted tax compliance and tax advisory services.

(3)         Includes fees for subscription to business publications and other non-audit related permitted services.

Audit Committee Pre-approval Policies and Procedures

As a holding Company with no active operations, Nortel does not require extensive services from its auditors, other than permitted services which include the annual audit of Nortel’s financial statements, other audit services, audit-related services and tax services.

Consequently, Nortel’s Board of Directors’ approved a policy of requiring the Audit Committee pre-approval on a case-by-case basis for the engagement of specific services from its external auditors.

Nortel’s pre-approval procedures permit its external auditors to provide certain minor services without the pre-approval of the Audit Committee as long as the aggregate amount for these services falls below a fee cap for minor services set by the Board of Directors.

ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.       CORPORATE GOVERNANCE

Nortel’s corporate governance practices differ from corporate governance practices of U.S. companies. Nortel maintains a detailed description of the significant differences in corporate governance practices on its website at www.nortelsa.com.ar, last updated in April 2017.

The following is a summary of the material aspects in which Nortel’s corporate governance policies differ from those followed by U.S. companies under NYSE listing standards.

•                  Composition of the Board of Directors: The NYSE requires each Board of Directors to be composed of a majority of independent directors. This is not required under Argentine law. As of the date of this Annual Report, the seven-member Board of Directors of Nortel has three directors who qualify as “independent” according to SEC Rules.

•                  Annual self-evaluation of the Board of Directors: The NYSE requires the Boards of Directors of listed companies to conduct a self-evaluation at least annually, and report thereon, informing whether it and its committees are functioning effectively. Under Argentine law, the Board of Directors’ performance is evaluated at the annual ordinary shareholders’ meeting.

•                  Meetings of non-management directors: The NYSE requires that non-management directors meet at regularly scheduled executive meetings not attended by management. Neither Argentine law nor Nortel’s bylaws require that any such meetings be held.

•                  Nominating/Corporate Governance Committee: NYSE listed companies are required to have a nominating/corporate governance committee. Neither Argentine law nor Nortel’s Bylaws require the creation of a nominating/corporate governance committee. Under Argentine law, the right to nominate and appoint directors is granted to shareholders. In Argentina, it is unusual (though possible) for the Board of Directors to propose the appointment of new directors, and the Board of Directors of Nortel refrains from making such proposals. Pursuant to CNV standards, the person who nominates a director shall report at the shareholders’ meeting whether or not the nominee is an “independent person,” based on criteria established by CNV (which are substantially similar to NYSE standards). On certain occasions, the GCL delegates the right to designate directors to the Supervisory Committee.

•                  Compensation committee: NYSE listed companies are required to have a compensation committee composed entirely of independent directors. Neither Argentine law nor Nortel’s bylaws require the creation of a “Compensation committee.” The compensation of the members of Telecom Argentina’s Board of Directors is determined by the shareholders at the annual ordinary shareholders’ meeting.

•                  Audit Committee hiring policies: The NYSE requires listed companies to have an audit committee which sets clear hiring policies for employees or former employees of the independent auditors. There is no such provision regarding the hiring of external auditors’ employees contained in Argentine law or Nortel’s bylaws.

Pursuant to Title IV, Chapter I, Section I of the CNV Rules (New Text 2013) (which has replaced General Resolutions Nos. 606/2012, 516/07 and 544/08 of the CNV), Nortel’s Board of Directors must prepare and submit to the CNV, on an annual basis, a report on (i) its degree of compliance with, and the manner in which Nortel follows, the recommendations set forth in the CNV’s Corporate Governance Code, attached as an Exhibit to such Title IV, and (ii) the reasons for any deviation therefrom and, in such case, whether Nortel contemplates following such recommendations in the future. Nortel’s 2016 Corporate Governance Report was submitted to the CNV as part of the Statutory Annual Report on March 8, 2017. Nortel’s Corporate Governance Reports submitted to the CNV pursuant to Resolutions Nos. 606/2012, 516/07 and 544/08 can be reviewed through the CNV’s website www.cnv.gob.ar and Nortel’s website www.nortelsa.com.ar.

ITEM 16H.       MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                 FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.                 FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-114.

The following financial statements are filed as part of this Annual Report:

Nortel Inversora S.A.:

ITEM 19.                 EXHIBITS

Exhibits
1.1	Estatutos (bylaws) of Nortel, as amended (English translation) (incorporated by reference to Nortel’s Annual Report on Form 20-F for 2010 dated June 30, 2011).
2(a).1	Terms of Issuance of the Series B Preferred Shares, together with an English translation (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).
2(a).2	Form of Deposit Agreement (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).
8.1	List of subsidiaries.
12.1	Certification of the Chairman of the Board of Directors of Nortel Inversora S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13(a)	Certification of the Chairman of the Board of Directors of Nortel Inversora S.A. pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15(a)

Amended and Restated Shareholders’ Agreement between Telecom Italia S.p.A., Telecom Italia International N.V. and W de Argentina — Inversiones S.A. dated August 5, 2010 (“Shareholders’ Agreement”) (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D filed on October 22, 2010).

15(b)	First Amendment to the Shareholders’ Agreement dated October 13, 2010 (incorporated by reference to Exhibit 4 to Telecom Italia S.p.A.’s Schedule 13D filed on October 22, 2010).
15(c)	Second Amendment to the Shareholders’ Agreement dated March 9, 2011 (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D/A filed on March 10, 2011).
15(d)	Third Amendment to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 6 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).
15(e)	Mutual Shareholder Release to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 7 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).
15(f)	Deed of Adherence to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 8 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).
15(g)	Annual Report on Form 20-F, dated April 26, 2017, for the year ended December 31, 2016, of Telecom Argentina S.A. filed by Telecom Argentina (No. 1-13464).

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

Dated: April 26, 2017

*                                       Our Chairman of the Board of Directors, who under Argentine law is also our President, acts as both the principal executive officer and principal financial officer.

EXHIBIT INDEX

Exhibits
1.1	Estatutos (bylaws) of Nortel, as amended (English translation) (incorporated by reference to Nortel’s Annual Report on Form 20-F for 2010 dated June 30, 2011).
2(a).1	Terms of Issuance of the Series B Preferred Shares, together with an English translation (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).
2(a).2	Form of Deposit Agreement (incorporated by reference to Nortel’s registration statement on Form F-3 (No. 333-6956)).
8.1	List of subsidiaries.
12.1	Certification of the Chairman of the Board of Directors of Nortel Inversora S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13(a)	Certification of the Chairman of the Board of Directors of Nortel Inversora S.A. pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15(a)

Amended and Restated Shareholders’ Agreement between Telecom Italia S.p.A., Telecom Italia International N.V. and W de Argentina — Inversiones S.A. dated August 5, 2010 (“Shareholders’ Agreement”) (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D filed on October 22, 2010).

15(b)	First Amendment to the Shareholders’ Agreement dated October 13, 2010 (incorporated by reference to Exhibit 4 to Telecom Italia S.p.A.’s Schedule 13D filed on October 22, 2010).
15(c)	Second Amendment to the Shareholders’ Agreement dated March 9, 2011 (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D/A filed on March 10, 2011).
15(d)	Third Amendment to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 6 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).
15(e)	Mutual Shareholder Release to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 7 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).
15(f)	Deed of Adherence to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 8 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).
15(g)	Annual Report on Form 20-F, dated April 26, 2017, for the year ended December 31, 2016, of Telecom Argentina S.A. filed by Telecom Argentina (No. 1-13464).

*                             Our Chairman of the Board of Directors, who under Argentine law is also our President, acts as both the principal executive officer and principal financial officer.

NORTEL INVERSORA S.A.

Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$15.89 = US$1 as of December 31, 2016

NORTEL INVERSORA S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nortel Inversora S.A.

In our opinion, the accompanying consolidated statements of financial position, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Nortel Inversora S.A. and its subsidiaries (the “Company”) at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Buenos Aires, Argentina

March 8, 2017

PRICE WATERHOUSE & CO. S.R.L.

By	/s/ Marcelo D. Pfaff
(Partner)
Marcelo D. Pfaff

NORTEL INVERSORA S.A.

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		As of December 31,
	Note	2016	2015
ASSETS
Current Assets
Cash and cash equivalents	4	4,002	937
Investments	4	1,751	1,430
Trade receivables	5	7,577	5,663
Other receivables	6	1,012	1,346
Inventories	7	1,278	2,193
Total current assets		15,620	11,569
Non-Current Assets
Trade receivables	5	208	481
Other receivables	6	362	272
Income tax assets	14	680	265
Investments	4	347	333
Property, plant and equipment	8	23,165	17,963
Intangible assets	9	7,592	7,659
Total non-current assets		32,354	26,973
TOTAL ASSETS		47,974	38,542
LIABILITIES
Current Liabilities
Trade payables	10	8,981	9,874
Deferred revenues	11	443	477
Financial debt	12	3,266	3,451
Salaries and social security payables	13	1,611	1,262
Income tax payables	14	727	450
Other taxes payables	15	1,149	1,163
Other liabilities	16	76	61
Provisions	17	271	207
Total current liabilities		16,524	16,945
Non-Current Liabilities
Trade payables	10	152	52
Deferred revenues	11	445	457
Financial debt	12	8,646	1,449
Salaries and social security payables	13	184	157
Deferred income tax liabilities	14	571	553
Income tax payables	14	7	10
Other liabilities	16	170	101
Provisions	17	1,352	1,165
Total non-current liabilities		11,527	3,944
TOTAL LIABILITIES		28,051	20,889
EQUITY
Equity attributable to Nortel (Controlling Company)		10,797	9,605
Equity attributable to non-controlling interest		9,126	8,048
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)	19	19,923	17,653
TOTAL LIABILITIES AND EQUITY		47,974	38,542

The accompanying notes are an integral part of these consolidated financial statements.

NORTEL INVERSORA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		For the years ended December 31,
	Note	2016	2015	2014
Revenues	21	53,240	40,496	33,341
Other income	21	82	43	47
Total revenues and other income		53,322	40,539	33,388
Employee benefit expenses and severance payments	13	(9,807)	(7,258)	(5,595)
Interconnection costs and other telecommunication charges	22	(2,553)	(2,170)	(2,074)
Fees for services, maintenance, materials and supplies	22	(5,021)	(3,929)	(3,341)
Taxes and fees with the Regulatory Authority	22	(5,137)	(3,950)	(3,303)
Commissions	22	(3,849)	(3,193)	(2,494)
Cost of equipments and handsets	7	(6,188)	(4,595)	(4,143)
Advertising	22	(874)	(814)	(792)
Cost of VAS	22	(1,499)	(1,256)	(936)
Provisions	17	(187)	(113)	(84)
Bad debt expenses	5	(1,228)	(564)	(424)
Other operating expenses	22	(2,593)	(1,855)	(1,519)
Depreciation and amortization	22	(6,198)	(4,438)	(3,243)
Impairment of PP&E	22	(383)	(199)	(16)
Operating income	23	7,805	6,205	5,424
Finance income	24	1,036	1,165	1,483
Finance expenses	24	(3,250)	(2,232)	(1,206)
Income before income tax expense		5,591	5,138	5,701
Income tax expense	14	(1,604)	(1,704)	(1,975)
Net income for the year		3,987	3,434	3,726

Attributable to:
Nortel (Controlling Company)		2,192	1,891	2,039
Non-controlling interest		1,795	1,543	1,687
		3,987	3,434	3,726

Earnings per share attributable to Nortel - basic and diluted	25
Ordinary shares		209.92	181.04	195.27
Class “B” Preferred shares		729.73	629.52	678.79

The accompanying notes are an integral part of these consolidated financial statements.

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	For the years ended December 31,
	2016	2015	2014

Net income for the year	3,987	3,434	3,726

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	288	245	227
Subsidiaries’ NDF effects classified as hedges (Note 20)	(9)	8	—
Will not be reclassified subsequently to profit or loss
Actuarial results (Notes 3. l and 16)	(24)	7	24
Tax effect	8	(3)	(8)
Other components of the comprehensive income, net of tax	263	257	243

Total comprehensive income for the year	4,250	3,691	3,969

Attributable to:
Nortel (Controlling Company)	2,284	1,990	2,131
Non-controlling interest	1,966	1,701	1,838
	4,250	3,691	3,969

The accompanying notes are an integral part of these consolidated financial statements.

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Nortel (Controlling Company)
	Capital stock (1)		Inflation adjustment	Share issue	Subsidiary’s treasury shares acquisition		Voluntary reserve for future	Special reserve for IFRS	Other			Equity attributable to non-
	Common stock	Preferred shares	of capital stock	premiums (1)	effect (2)	Legal reserve	dividends payments	implemen- tation	comprehensive results	Retained earnings	Total	controlling interest	Total Equity
Balances as of January 1, 2014	53	15	108	15	(155)	180	3,359	—	57	1,670	5,457	4,706	10,163

Núcleo’s dividends (3)	—	—	—	—	—	—	—	—	—	—	—	(52)	(52)
Voluntary reserve for future dividends payments (4)	—	—	—	—	—	—	1,720	—	—	(1,720)	—	—	—
Dividends of Telecom Argentina (5)	—	—	—	—	—	—	—	—	—	—	—	(534)	(534)
Dividends (6)	—	—	—	—	—	—	(332)	—	—	—	(332)	—	(332)
Dividends (7)	—	—	—	—	—	—	(217)	—	—	—	(217)	—	(217)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	2,039	2,039	1,687	3,726
Other comprehensive income	—	—	—	—	—	—	—	—	92	—	92	151	243
Total Comprehensive Income	—	—	—	—	—	—	—	—	92	2,039	2,131	1,838	3,969
Balances as of December 31, 2014	53	15	108	15	(155)	180	5,531	204	195	2,039	8,185	6,751	14,936
Núcleo’s dividends (8)	—	—	—	—	—	—	—	—	—	—	—	(47)	(47)
Voluntary reserve for future dividends payments (9)	—	—	—	—	—	—	2,039	—	—	(2,039)	—	—	—
Dividends of Telecom Argentina (10)	—	—	—	—	—	—	—	—	—	—	—	(357)	(357)
Dividends (11)	—	—	—	—	—	—	(570)	—	—	—	(570)	—	(570)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	1,891	1,891	1,543	3,434
Other comprehensive income	—	—	—	—	—	—	—	—	99	—	99	158	257
Total Comprehensive Income	—	—	—	—	—	—	—	—	99	1,891	1,990	1,701	3,691
Balances as of December 31, 2015	53	15	108	15	(155)	180	7,000	204	294	1,891	9,605	8,048	17,653
Voluntary reserve for future dividends payments (12)	—	—	—	—	—	—	1,891	—	—	(1,891)	—	—	—
Dividends of Telecom Argentina (13)	—	—	—	—	—	—	—	—	—	—	—	(888)	(888)
Dividends (14)	—	—	—	—	—	—	(380)	—	—	—	(380)	—	(380)
Dividends (15)	—	—	—	—	—	—	(172)	—	—	—	(172)	—	(172)
Dividends in advance (16)	—	—	—	—	—	—	—	—	—	(540)	(540)	—	(540)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	2,192	2,192	1,795	3,987
Other comprehensive income	—	—	—	—	—	—	—	—	92	—	92	171	263
Total Comprehensive Income	—	—	—	—	—	—	—	—	92	2,192	2,284	1,966	4,250
Balances as of December 31, 2016	53	15	108	15	(155)	180	8,339	204	386	1,652	10,797	9,126	19,923

(1) As of December 31, 2016, 2015 and 2014 all ordinary shares and all Class “B” Preferred shares were issued and fully paid.

(2) See Note 3.s) Significant accounting policies.

(3) As approved by Núcleo’s Ordinary Shareholders’ Meeting held on March 28, 2014.

(4) As approved by the Company´s Ordinary and Extraordinary 4hareholders’ Meeting held on April 29, 2014.

(5) As approved by Telecom Argentina’s Ordinary Shareholders’ Meeting held on May 21, 2014 (second tranche).

(6) As approved by the Company´s Board of Directors’ Meeting held on May 28, 2014.

(7) As approved by the Company´s Board of Directors’ Meeting held on October 10, 2014.

(8) As approved by Núcleo’s Ordinary Shareholders’ Meeting held on March 26, 2015 and Núcleo’s Board of Directors’ Meeting held on December 17, 2015.

(9) As approved by the Company´s Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2015.

(10) As approved by Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 29, 2015.

(11) As approved by the Company´s Board of Directors’ Meeting held on May 18, 2015.

(12) As approved by the Company´s Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2016.

(13) As approved by the Telecom Argentina´s Board of Directors’ Meeting held on April 29, 2016.

(14) As approved by the Company´s Board of Directors’ Meeting held on April 29, 2016.

(15) As approved by the Company´s Board of Directors’ Meeting held on August 9, 2016.

(16) As approved by the Company´s Board of Directors’ Meeting held on October 24, 2016 (Note 4).

The accompanying notes are an integral part of these consolidated financial statements.

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		For the years ended December 31,
	Note	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year		3,987	3,434	3,726
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses	5	1,228	564	424
Allowance for obsolescence of inventories, materials and other		77	72	88
Depreciation of property, plant and equipment	22	4,358	3,046	2,389
Amortization of intangible assets	9	1,840	1,392	854
Consumption of materials	8	507	294	227
Gain on disposal of property, plant and equipment	21/22	(17)	(31)	(9)
Impairment of property, plant and equipment	22	383	230	25
Net book value of property, plant and equipment		21	35	45
Provisions	17	187	113	84
Other financial results		1,716	346	(11)
Income tax expense	14	1,604	1,704	1,975
Income tax paid	4.b	(1,716)	(1,632)	(2,277)
Net increase in assets	4.b	(1,663)	(4,640)	(1,854)
Net increase (decrease) in liabilities	4.b	(1,182)	1,891	37
Total cash flows provided by operating activities	4.b	11,330	6,818	5,723
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	4.b	(9,541)	(5,148)	(4,895)
3G/4G licenses acquisitions	4.b	—	(2,256)	(3,091)
Other intangible asset acquisitions	4.b	(1,798)	(1,310)	(1,118)
Proceeds from the sale of property, plant and equipment		19	39	17
Investments not considered as cash and cash equivalents	4.b	(20)	(976)	(339)
Total cash flows used in investing activities		(11,340)	(9,651)	(9,426)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	4.b	9,337	4,301	—
Payment of financial debt	4.b	(2,936)	(31)	(12)
Payment of interests and related expenses	4.b	(1,573)	(471)	(29)
Payment of cash dividends and related withholding tax	4.b	(1,440)	(972)	(1,202)
Payment of cash dividends in advance	4.b	(540)	—	—
Total cash flows provided by (used in) financing activities		2,848	2,827	(1,243)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		227	80	508

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		3,065	74	(4,438)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4.a	937	863	5,301
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4.a	4,002	937	863

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

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

BCRA (Banco Central de la República Argentina): The Buenos Aires Central Bank.

CAPEX (Inversiones en bienes de capital): Capital expenditures.

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

Fintech: Fintech Telecom LCC, Sofora’s parent company.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

IDC (Impuesto a los débitos y créditos bancarios): Tax on deposits to and withdrawals from bank accounts.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

IGJ (Inspección General de Justicia): General Board of Corporations.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

Lebacs (Letras del BCRA): Bonds issued by the BCRA.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

Micro Sistemas: Micro Sistemas S.A.

NORTEL INVERSORA S.A.

NDF: Non-Deliverable Forward.

Núcleo: Núcleo S.A.

NYSE: New York Stock Exchange.

OCI: Other Comprehensive Income.

PCS: Personal Communications Service. A mobile communications service with systems that operate in a manner similar to cellular systems.

PEN: National Executive Power.

Personal: Telecom Personal S.A.

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

RT 26: Technical resolution No. 26 issued by the FACPCE, amended by RT29 and RT43.

SAC: Subscriber Acquisition Costs.

SBT (Servicio básico telefónico): Basic telephone service.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SEC: Securities and Exchange Commission of the United States of America.

SRMC (Servicio de Radiocomunicaciones Móvil Celular): Cellular Mobile Radiocommunications Service.

SMS: Short message systems.

Sofora: Sofora Telecomunicaciones S.A., the parent company of the Company.

Springville: Springville S.A. Personal sold its equity interest in Springville on February 19, 2014.

STM (Servicio de Telefonía Móvil): Mobile Telephone Service.

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

UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos): Renegotiation and Analysis of Contracts of Public Services Division.

NORTEL INVERSORA S.A.

US GAAP: United States of America Generally Accepted Accounting Principles.

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

The Telecom Argentina’s Ordinary and Extraordinary Shareholders Meeting held on June 22, 2015 approved the Telecom Argentina’s corporate purpose change, adapting it to the new definition of ICT services of the LAD and, thus, including the possibility of providing Audiovisual Communication Services. Telecom Argentina obtained authorization from the AFTIC and later of the CNV and IGJ, which registered the amendment of the Telecom Argentina’s bylaws on September 26, 2015.

As of December 31, 2016, entities included in the consolidation process and the respective equity interest owned by Nortel and Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned by Nortel and voting rights (i)		Percentage of capital stock owned by Telecom Argentina and voting rights (i)	Indirect control through	Date of acquisition	Segment that consolidates (Note 28)
Telecom Argentina	55.60	%(iv)			11.08.90	Fixed Services
Personal	0.01%		99.99%	Telecom Argentina	07.06.94	Personal Mobile Services
Micro Sistemas (ii)	0.01%		99.99%	Telecom Argentina	12.23.97	Fixed Services
Telecom USA			100.00%	Telecom Argentina	09.12.00	Fixed Services
Núcleo (iii)			67.50%	Personal	02.03.98	Núcleo Mobile Services
Personal Envíos (iii)			67.50%	Núcleo	07.24.14	Núcleo Mobile Services

(i)             Percentage of equity interest owned has been rounded.

(ii)          Dormant entity as of and for the fiscal years ended December 31, 2016, 2015 and 2014.

(iii)       Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

(iv)      Corresponds to Nortel’s equity interest in Telecom Argentina as of December 31, 2016, considering Telecom Argentina’s total outstanding shares. Nortel’s equity interest in Telecom Argentina’s total capital amounts to 54.74% as of December 31, 2016.

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

c)         Basis of preparation

These consolidated financial statements are a free translation from the original consolidated financial statements issued in Spanish and filed to the CNV in Argentina and contain the same information to the original version, except for the elimination of the original Note 31 “Additional relevant information on the possible application of IAS 29 in the Telecom Group” because of the inclusion of Non-GAAP measures.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and in accordance with RT 26 (as amended by RT 29 and RT 43) of FACPCE as adopted by the CPCECABA, and as required by the CNV in Argentina for most of public companies.

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

These consolidated financial statements for the year ended December 31, 2016 were approved by resolution of the Board of Directors’ meeting held on March 8, 2017.

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

e)                   Application of IAS 29 (Financial reporting in hyperinflationary economies)

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it is located in an economic environment considered “hyperinflationary”. It should be mentioned that if the qualitative and / or quantitative characteristics to consider an economy as a “hyperinflationary” economy set out in paragraph 3 of IAS 29 occur, the restatement of financial statements must be made retroactively from the date of the revaluation used as deemed cost (in the case of Group companies located in Argentina, since February 2003) or from the acquisition date for assets acquired after that date.

The Company’s Management periodically verifies the evolution of official statistics as well as the general factors of the economic environment in the countries in which the Telecom Group operates. The Telecom Group’s Management also considers the opinion of other organizations interested in this matter: the national and international accounting profession, domestic and foreign audit firms, national and the United States’ capital market regulators, and, in particular, the International Practices Task Force (“IPTF”), aware that the conclusions to which a financial statement issuer arrives must be consistent with the vision of those organizations for an uniform application of IAS 29.

Although the standard does not establish an absolute rate at which hyperinflation is deemed to arise, usually - in compliance with the provisions of IAS 29- a cumulative inflation rate over three years approaching or exceeding 100% is used as reference in conjunction with other qualitative factors related to the macroeconomic environment.

NORTEL INVERSORA S.A.

The Company analyzes the economic environment as required by the provisions of IAS 29, based on the inflation rates published by the National Institute of Statistics and Census (INDEC), following the same criteria adopted by the accounting profession in the Argentine Republic.

After declaring a state of statistical emergency in January 2016 and due to the reorganization of the INDEC structure, that agency was impelled to publish the Internal Wholesale Price Index for November and December 2015 and the Consumer Price Index for the period November 2015 - April 2016. Under these circumstances, the INDEC suggested the alternative utilization of Price Indexes published by the Province of San Luis and the City of Buenos Aires, which are integral part of the National Statistic System until the INDEC publishes Price Indexes in compliance with international standards of quality. Finally, in May 2016 the INDEC published the Internal Wholesale Price Index (“IPIM”) retroactively from January 2016 while the Consumer Price Index (“IPC”) was published from May 2016. It’s worth mentioning that, as of the date of issuance of these consolidated financial statements, the INDEC has not completed the IPIM and IPC’s statistical series, despite the requirements of domestic accounting profession organizations.

Therefore, for years 2015 and 2016 the Company analysis was performed according to Consumer Price Index and Internal Wholesale Price Index published by the INDEC until October 2015 and it was complemented applying November and December 2015 Price Index published by the Province of San Luis and the City of Buenos Aires, as the INDEC suggested. Also, the Telecom Group applied Price Index of the period January-April 2016 published by the Province of San Luis and the City of Buenos Aires for the calculation of the Consumer Price Index for the year 2016. It is worth mentioning that these simplified procedures as provided in paragraph 17 of IAS 29 were performed due to the unavailability of official statistics at national level.

The tables below show the evolution of these indexes in the last three years according to official statistics (INDEC), with the exceptions explained above regarding the use of alternative indexes for November and December 2015 for Consumer Price and Internal Wholesale Price and, additionally, the Consumer Price Index for the period January-April 2016:

	2014	2015	2016
		(*)	(**)
Consumer Price Index
Consumer Price Index (annual)	23.9%	20.6%	36.3%
Consumer Price Index (3 years accumulated)	52.4%	65.8%	103.7%

Internal Wholesale Price Index
Internal Wholesale Price Index (annual)	28.3%	19.2%	34.6%
Internal Wholesale Price Index (3 years accumulated)	66.5%	75.4%	105.8%

(*) Consumer Price Index and Internal Wholesale Price Index published by INDEC until October 2015 were 11.9% and 10.6% respectively. These rates (which contain ten months accumulated), were updated with November and December 2015 Consumer Price Index average rates for this two months (7.8%) published by the Province of San Luis and the City of Buenos Aires.

(**) Due to the unavailability of Consumer Price Index published by the INDEC, the Telecom Group estimated 16.6% for the period January-April 2016; this estimation is an average of the indexes published by the Province of San Luis and the City of Buenos Aires for that period. The Consumer Price Index at national level published by the INDEC for the period May-December 2016 was 16.9%.

The Annual Price Index for the year 2016 (Consumer Price Index: 36.3%, Internal Wholesale Price: 34.6%) and three years accumulated (Consumer Price Index: 103.7%, Internal Wholesale Price: 105.8%) show high levels of inflation rates that, for the first time, exceed 100% accumulated and highlight, between other matters, the effect in the internal prices of the argentine peso devaluation since December 2015, the elimination of certain exchange restrictions, and the increase in the public services tariffs approved by the Government after been frozen for more than a decade.

According to the high inflation levels in Argentina registered in late years, the Company’s Management has further assessed the characteristics set out in paragraph 3 of IAS 29, including (i) the quantitative condition provided in section (e) “the cumulative inflation rate over three years is approaching, or exceeds, 100%”, as well as (ii) the qualitative characteristics contained in paragraphs a) to d) of that paragraph.

From the analysis assessed as of December 31, 2016, the Company’s Management considers that the quantitative condition provided in section e) of IAS 29 has been met, while the qualitative conditions of the Argentine economy are mixed (some of them would recommend the existence of a high inflation environment and others have not substantially changed respect to previous years, when it was concluded that financial statements should not be restated). Under these circumstances, and in order to objectify the analysis, the Company’s Management gave priority to the conclusions reached by some international auditing firms to which the Telecom Group’s Management had access, which considered that, to date, there was insufficient evidence to consider the Argentine economy as “hyperinflationary” under IAS 29 terms. Similar conclusions for US GAAP were reached by the IPTF, according to its memo issued on November 17, 2016.

NORTEL INVERSORA S.A.

An extract of the mentioned memo stated in point III.A.3(a) related to countries with projected inflation rates above 100% (accumulated over the last three years): “The Task Force is aware that in late December 2016, certain US accounting firms submitted a white paper to the SEC staff from the Office of the Chief Accountant that asserted that the firms would not require a registrant to consider Argentina’s economy as highly inflationary under US GAAP for the reporting period from October 1, 2016 to December 31, 2016. The SEC staff from the Office of the Chief Accountant, after reviewing the white paper submitted by the firms, stated that the staff would not object to a calendar year-end registrant’s determination that Argentina’s economy would not be considered highly inflationary under US GAAP for the reporting period from October 1, 2016 to December 31, 2016”. In addition, the Task Force suggests registrants to continue monitoring inflation information and other Argentine economy conditions in order to assess whether it is necessary to consider it as highly inflationary during 2017.

While there are differences in the definition of a “hyperinflationary” and “highly inflationary” environments between IFRS and US GAAP, respectively, the Company believes that the assessment of the macroeconomic situation of a country should be substantially similar under both accounting frameworks and, on this condition, considers consistent the conclusions arrived by the IPTF with those provided in the analysis assessed by international audit firms according to IFRS and US GAAP.

Additionally, while the CNV required public companies the full implementation of IFRS-as issued by the IASB- from periods beginning on January 1st, 2012, Decree No. 664/03 continues to be in force as of the date of issuance of these consolidated financial statements. Through this Decree, the PEN instructed the control authorities —including the CNV- not to accept filings of restated financial statements. This legal restriction is foreseen in the current Regulations of the CNV (Title IV - Chapter III Article 3 - paragraph 1).

The Company’s Management will continue monitoring the characteristics and the evolution of the inflation rates in Argentina in order to comply properly with IAS 29 provisions, with special consideration of the pronouncements of argentine regulators — which as of the date are forbidden to accept the filing of financial statements restated for inflation according to Decree No. 664/03 and its supplementary standards. The Telecom Group’s Management will also monitor the pronouncements of foreign regulators, as well as the evaluation that the domestic and international accounting profession will perform with regards to the uniform application of IAS 29 together with other issuers that apply IFRS in the Argentine Republic.

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

By the end of December 2015, the PEN issued the Decree of Need and Urgency (“Decreto de Necesidad y Urgencia” or hereinafter the “DNU”) No.267/15 published in the Official Bulletin on January 4, 2016. The DNU substantially amends Law No.26,522 (Audiovisual Communication Services — “SCA”) and Law No.27,078 (LAD) and also creates the National Communications Agency (“ENACOM”) as a new Regulatory Authority of those laws. The ENACOM replaces the AFTIC and AFSCA (“Federal Authority of Audiovisual Communication Services”). This new Authority acts as an autonomous agency, within the scope of the Ministry of Communications. Further information on Decree No. 267/15 - Amendments to the LAD is included in f) below.

NORTEL INVERSORA S.A.

Additionally, Decree No.13/15 creates the Ministry of Communications. The organizational structure of the Ministry was approved by Decree No. 268/15, issued on December 29, 2015 (published in the Official Bulletin on January 4, 2016).

The Board of ENACOM will be composed of a Chairman and 3 directors appointed by the PEN, as well as 3 directors appointed by the Bicameral Commission of Audiovisual Communication and ICT services. The quorum is met with the attendance of four members. No special suitability conditions are established to be a member of the Board; the only limitation is the non-existence of incompatibilities, under the terms of Law No 25,188 (“Public Ethic”). The ENACOM members can be removed directly and without cause by the PEN.

The ENACOM has started its operations on January 5, 2016 with the 4 directors appointed by the PEN through Decree No. 7/16, thus resulting in the constitution of the ENACOM as established by Article 23 of Decree No. 267/15.

(b) Regulatory framework of Telecom Argentina and its subsidiaries

Among the principal features of the regulatory framework governing the services provided by Telecom and its domestic subsidiaries is worth mentioning:

•                  The LAD, as amended by Decree of Need and Urgency No.267/15 and Decree No. 1,340/16;

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

(c) Licenses granted as of December 31, 2016

•            To Telecom Argentina

As of December 31, 2016, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•              Local fixed telephony;

•              Public telephony;

•              Domestic and international long-distance telephony;

•              Domestic and international point-to-point link services;

•              Domestic and international telex services;

•              VAS, data transmission, videoconferencing and transportation of audio and video signals; and

•              Internet access.

•            To Telecom Argentina’s subsidiaries

As of December 31, 2016, Telecom Argentina’s subsidiaries have been granted the following licenses:

•              Personal has been granted a non-expiring license to provide mobile telecommunication services (STM) in the Northern Region of Argentina, and data transmission and VAS throughout the country. In addition, Personal owns licenses to provide mobile radio communication services (SRMC) in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country, and it is registered to provide national and international long-distance telephone services. Additionally, from November 2014, Personal has been granted a license to provide Mobile Advanced Communications Services (SCMA) for 15 years as explained in j) below.

NORTEL INVERSORA S.A.

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

•             a reduction of Nortel’s ownership of in the capital stock of Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ ownership to less than 51% of the capital stock with voting power, in either case without prior approval of the Regulatory Authority (as of December 31, 2016, all Nortel’s ordinary shares belong to Sofora. Additional information in Note 27);

•             any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina which has not been executed ad referendum of the approval of the ENACOM and informed within 30 days following its completion (according to the provisions of Article 8 of Decree No. 267/15); and

•             Telecom Argentina’s bankruptcy.

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

•             any transfer of the license and/or the related rights and obligations, without the approval of the Regulatory Authority (according to the provisions of article 8 of Decree No. 267/15);

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

NORTEL INVERSORA S.A.

According to the Resolution No. 6/14 of the Central Bank of Paraguay Personal Envíos’ license to provide Electronic Payment services may be revoked by:

i) insolvency proceedings or bankruptcy,

ii) sanctions imposed by the Central Bank of Paraguay, with prior administrative proceedings, regarding the performance of operations that are forbidden by the legislation in force.

(e) Law No.27,078 — Argentine Digital Law

Among the most relevant contents in the LAD which amended the regulatory framework in force as of December 19, 2014 as regards telecommunications are:

a)        the recognition as an essential and strategic public service of ICT as regards the use and access to the telecommunications networks, for and between licensees of ICT services (subsequently repealed by Article 22 of Decree No. 267/15);

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

d)        the amendments as regards Universal Service (further information in i) below);

e)         the asymmetric regulation as universalization tools towards the development of an effective competition.

f)          a maximum period for granting each authorization or use of frequencies of the radioelectric spectrum must be established (section 28 in fine).

The LAD declared of public interest the development of ICT and its associated resources, in order to establish and ensure complete neutrality of networks, and to guarantee every user the right to access, use, send, receive or offer any content, application, service or protocol through Internet without any restrictions, discrimination, distinction, blocking, interference, obstruction or degradation.

The new Law set forth that the licensees of the ICT services may supply audiovisual communication services with the exception of those provided through satellite link, in which case, the corresponding license must be requested to the proper authority. Also, the new Law allowed ICT services licensees included in the restrictions of the Audiovisual Services Communications Law (among them, Telecom Argentina) to provide audiovisual communications services. Nevertheless, that regulation was partially amended by Decree No. 267/15 (see f) below).

According to the LAD provisions, Telecom Argentina amended its corporate purpose during 2015, which was approved by AFTIC Resolution No.19/15. Further information is disclosed in Note 1.a).

Also, the law established the framework for suppliers and licensees entering the audiovisual communication services market (among them, Telecom Argentina and its domestic subsidiaries) setting forth that the Federal Authority of Audiovisual Communication Services (replaced by the ENACOM since Decree No. 267/15 enforcement) would determine the go-to-market conditions of audiovisual communication services for ICT suppliers and licensees. The Law also stated a gradual implementation plan through the setting up of promotion areas for limited periods of time determined according to public interest, within which the ICT licensees with significant market power would not be able to provide audiovisual communication services.

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

The LAD introduced substantial changes to the SU regulation established by Decree No. 558/08. Among its provisions the LAD creates a new FFSU and provides that the investment contributions for the SU programs shall be managed through this fund, which assets belong to the Argentine government. Further information see i) below.

NORTEL INVERSORA S.A.

Law No.19,798 Telecommunications Act (passed in 1972), as amended continues in effect only with respect to those provisions that do not contradict the provisions of the new LAD (including, for example, Article 39 of Law No.19,798 referred to exemption from all taxes on the use of soil, subsoil and airspace for telecommunications services).

The LAD also revoked Decree No. 764/00, as amended, but provisions of the decree that do not contradict the LAD will remain in effect, during the time it takes to the Regulatory Authority to issue new licensing, interconnection services, universal service and spectrum regulations.

(f) Decree No. 267/15 — Amendments to the “LAD”

On January 4, 2016, Decree No.267/15 was issued, amending Law No.26,522 (Audiovisual Communication Services) and Law No.27.078 (LAD). As mentioned above, “ENACOM” was created as the Regulatory Authority applicable of these laws. However, many of its provisions were subsequently amended by Decree No. 1,340/16.

The main amendments to the LAD consist in:

•                      The incorporation of Broadcasting Services provided by subscription (physical or radio electric link, such as Cable TV) as an ICT service within the scope of the LAD, and excluding it from Law No.26,522. Satellite Television Services will remain within the scope of Law No. 26,522. Furthermore, Decree No.267/15 states that the ownership of a satellite television license provided by subscription is incompatible with having any other kind of ICT services license. Provision amended by Decree No. 1,340/16.

Broadcasting supplied by subscription licenses (such as Cable TV) issued before the application of Decree No. 267/15 will be considered for all purposes as in compliance with LAD upon the respective registration for such service provision. Furthermore, the Decree states a 10 years extension from January 2016, for the use of frequency spectrum to radio electric link provided by subscription license holders.

Among the amendments that replaces Section 6 of the LAD is the incorporation of “video on demand service”, defined as a service offered by an ICT services supplier to provide access to software under demand on a catalogue basis. On January 7, 2016 Telecom Argentina and Personal presented to ENACOM an application for the registration of “Video On Demand or On Demand Video Service”, describing the service characteristics which registration was requested. As of the date of issuance of these consolidated financial statements, the ENACOM resolution is still pending.

Decree No. 267/15 replaced the LAD’s article No. 94, and states that SBT suppliers, fixed telephony license holders within the scope of Decree No.264/98, and mobile telecommunication license holders within the scope of Decree No.1,461/93 are prohibited from providing Broadcasting under subscription services (defined as any form of communication, primarily one-way, for the transmission of signals to be received by a determinable public, either by physical or by radio connection, for example, video cable and IP TV services) until January 1, 2018 (this term can be extended by 1 additional year). Also, the Decree replaces article 95 of the LAD and provides several obligations for fixed telephony licensees granted by Decree No. 264/98 and mobile services providers with licenses granted by Decree No.1,461/93, which choose to provide broadcasting under subscription services. This provision was subsequently amended by Decree No. 1,340/16.

In addition, shareholders of a 10% or more stake interest in companies that provide public services may not be holders of a Subscription Radio Record. However, this will not apply in the following cases: (i) non-profit companies to whom the national, provincial or municipal State has granted the license, concession or permission to provide a public service (such as telecommunications cooperatives); (ii) those mentioned in section 94 (including Telecom Argentina and Personal) who will be only able to provide the service after the expiration of the period specified therein.

In addition, the Decree provides an advertising and opposition mechanism, in case of the existence of another provider of the same service in the same area when requesting it inclusion in the record, with intervention, in case of opposition, of the National Competition Defense Commission. Such procedure must not apply to non-profit companies who exclusively provide public ICT service.

•                      Section 28 of Decree No. 267/15 created, in the field of the Ministry of Communications, the “Commission for the Elaboration of the Draft Law for the Reform, Updating and Unification of Laws No 26.522 and 27.078” (Comisión para la Elaboración del Proyecto de Ley de Reforma, Actualización y Unificación de las Leyes N° 26.522 y 27.078”). The Commission is responsible for the study of the reform of both laws under the principles set out herein.

NORTEL INVERSORA S.A.

On April 15, 2016, the Ministry of Communications through Resolution No. 9/16 provided that the Commission shall be composed by 6 members and 1 Secretary, who will perform their duties “ad honorem”. The Resolution also appointed its members. The Commission should submit a draft Law for the reform, updating and adaptation of a unified system of the Regulatory Framework Law for the Telecommunications and Audiovisual Communication Services in Argentina, within the following 180 calendar days from the date of its constitution.

Through Resolution No. 1,098-E/16 published on October 31, 2016, the Ministry of Communications extended for 180 days the deadline for the preparation of the draft reform of Laws No. 26.522 and 27.078. As of the date of issuance of these consolidated financial statements, the elaboration of the draft reform of Laws No. 26,522 and 27,078 is still pending.

•                      Furthermore, the Decree provides that licenses transfers and stake interest transfers involving the loss of company control must be approved by ENACOM, stating a new procedure provided by section 8 of Decree No. 267/15. That licenses transfers and stake interest in licensees’ transfers will be considered ad referendum of ENACOM approval.

•                      Decree No. 267/15 repealed Section 15 and Section 48 (second paragraph) of the LAD. Therefore, the following provisions have no longer effect: (i) the condition of essential and strategic public services of ICT regarding the access to the telecommunications network for the “ICT services” license holders; and (ii) the Regulatory Authority power to regulate tariffs due to public interest reasons.

•                      On April 8, 2016, the Chamber of Representatives voted in favor of the validity of DNU No. 267/15. According to this, such Decree acquired the status of Law.

•                      The Decree also establishes several amendments to the Audiovisual Communications Services Law (SCA).

(g)             Personal and Telecom Argentina’s filings to Regulatory Authority

On June 18, 2014, Telecom Argentina made a filing before the SC requesting the adjustment of the SBT lines’ Connection Fee, in order to obtain an urgent restoration of the balance that must reasonably exist in the operative costs incurred for the provision of the public service under its charge, recomposing the Connection Fee in an equitable manner and pursuant to the legal provisions that govern the licenses granted to Telecom Argentina, taking into account that the revenues obtained for the installation of the SBT lines was much lower than the direct costs that Telecom Argentina incurred to connect new customers. In addition, Telecom Argentina requested that, until such adjustment takes place, such installations become excluded from the sanctioning regime provided by Decree No. 1,185/90, Decree No. 62/90, and SC Resolution No.5/13.

On July 23, 2014, Telecom Argentina made a second filing before the SC pursuant to which it requested, among other matters: (i) an adjustment of the monthly basic charges of all the SBT categories set forth in the Tariffs General Structure; (ii) the determination of a social tariff; (iii) the adjustment of the telephonic pulse value; (iv) the adaptation of the international long-distance tariff to the current value of the gold franc; and (v) the tariff deregulation of the commercial service category. In addition, and until such adjustments are made, Telecom Argentina also requested the SBT to be excluded from the sanctioning regime provided by Decrees Nos. 1,185/90 and No. 62/90, and SC Resolutions No.10,059/99 and No. 5/13. It is worth mentioning that such adjustments would have relevant effects on Telecom Argentina’s ability to finance the technological updating of its networks and infrastructure, which would finally result in the provision of better services to its customers.

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

NORTEL INVERSORA S.A.

On June 16, 2015 Telecom Argentina was notified of the CNC GC Note No.364/15 through which the CNC urged Telecom Argentina to apply the effective maximum rates approved by the General Tariff Structure to international calls made to the mentioned countries according to the provisions of CNT Resolution No.127/91, as amended. Telecom Argentina was also asked to refrain from engaging in unilateral conduct, or it could otherwise face penalties under a sanctioning process.

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

However, on March 11, 2016, Telecom Argentina informed the ENACOM that the new rate of SBT for the residential segment will be $38 argentine pesos (plus VAT) since May 1st, 2016, in response to a collaboration request made by the Regulatory Authority taking into consideration the special circumstances of the current macroeconomic environment in Argentina.

Before implementing the mentioned rates increase, Telecom Argentina has communicated the new rate to its affected customers.

On June 14, 2016, Personal informed ENACOM that, since August 15, 2016, the TLRD price, in CPP mode for calls from fixed origin to mobile destination, regardless the time band, will be $0.90 argentine pesos plus VAT per minute, applying a discount during the first 120 days, period in which the price will be $0.66 argentine pesos plus VAT per minute.

Personal —through fixed operators— informed the changes of the mentioned prices to its affected subscribers.

On August 18, 2016, ENACOM summoned Personal to refrain from modifying the amounts established by SC Resolution No. 48/03. Personal filed its response on August 26, 2016, supporting its right to increase the price informed, which is fully in force.

As of the date of issuance of these consolidated financial statements, ENACOM has not rejected the disclaimer presented by Personal.

(h) Decree No. 1,340/16 - Amendments to DNU No. 267/15

Decree No. 1,340/16 issued by PEN and published in the Official Bulletin on January 2, 2017 provides the rules for achieving a greater convergence of networks and services under competitive conditions, promoting the deployment of next generation networks and the penetration of Broadband Internet access throughout the national territory, in accordance with the provisions of Laws No. 26,522 and 27,078. This Decree introduces some amendments to DNU No. 267/15, which has the status of Law.

Among the most relevant provisions, it establishes:

• Fix the 15-year-term, as from the publication of the Decree, as differential condition in the terms provided by section 45 of Law No. 27.078, for the protection of last-mile fixed NGN networks for Broadband deployed by ICT licensees for Broadband regarding the regulations of open access to Broadband and infrastructure to be stated, notwithstanding the provisions of section 56 of said Law.

• That the Ministry of Communications or ENACOM, as appropriate, shall establish the rules for the administration, management, and control of the radio spectrum, according to guidelines for the promotion of competition as follows:

NORTEL INVERSORA S.A.

a) the ENACOM, in a period not exceeding 6 months since the publication of the Decree, shall call for National and International Public Auction Process for the allocation of new frequency bands for the provision of mobile communications services, according to the service attributions following the recommendations of the International Telecommunication Union (ITU), to maximize and increase the radio resources assigned thereto;

b) for the purposes of the provisions of section 28 of Annex IV of Decree No. 764/00 and section 29 of Law No 27,078, rules and procedures shall be adopted ensuring the reattribution of radio spectrum frequencies with economic compensation and shared use to frequencies previously allocated to other service and assigned to ICT or SCA providers who request to re-use them for the provision of mobile or fixed wireless services with LTE or higher technologies. To this effect, the Regulatory Authority shall impose coverage obligations and specific goals;

c) for the purposes of the provisions of sections 27 and 28 of Law No 27,078 and section 2 subparagraphs c) and d) of Decree No. 798/16, the ENACOM shall have the power to assign radio spectrum frequencies on demand, establishing compensation, deployment and coverage obligations, within the corresponding deadlines, to: 1) current local or regional providers of ICT services in their service areas; and 2) current providers of MCS, on the terms provided in section 3 of Decree No. 798/16;

d) the term of authorizations for the use of frequencies of the Advanced Mobile Communications Service, as well as the corresponding deployment obligations, shall be computed since the effective migration of services currently operating in these bands in the scope of Area II, defined according to the provisions of Decree No. 1,461/93 and its amendments (additional information on the impact on Personal is provided in Note 3.i) and Note 18.f) to the consolidated financial statements as of December 31, 2016).

• That Operators included in section 94 of the LAD (among them, Telecom Argentina and Personal), may register the Broadcasting Service by subscription, by physical or radio connection as of the enforcement of this Decree, setting January 1, 2018 as initial date for the provision of such service in the AMBA (and extended AMBA), and in the cities of Rosario (Santa Fe Province) and Córdoba (Córdoba Province). The Decree also provides that, for the rest of the country, the initial date for the provision of the services of these operators shall be determined by the ENACOM.

• That ICT’s licensees and Satellite Link Subscription Broadcasting licensees, who as of December 29, 2016 simultaneously provided both services, may retain ownership of both types of licenses.

• That ICT’s services providers carrying out joint service offerings, shall detail the price of each of them, including the breakdown of these values, and the discounts or benefits applied to each service or product of the aforementioned offer, not being able to subsume, under any condition, the hiring of any service to the hiring of another, so as to prevent the consumer from obtaining the service individually or separately.

• That within 180 days of the Decree enforcement, the Ministry of Communications will establish the necessary guidelines for the creation of the “Public Protection, Defense and Security Operations Network” (Red de Protección Pública y Operaciones de Socorro, Defensa y Seguridad) under the terms of section 12 of Law No. 27,208 to secure suitable communications for public safety agencies.

• That for the purposes of the provisions of section 92 of Law 27,078 and section 2, paragraph g) of Decree No. 798 issued on June 21, 2016, MINCOM shall ensure the following principles on interconnection matters:

a) Until the interconnection prices determination systems provided by the National Interconnection Regulation are implemented, averages of regional Latin America prices shall be considered for similar functions and facilities, corrected by parameters which comply with the conditions of the sector, as determined by the Authority of Application;

b) In accordance with section 46 of Law No. 27,078, the National Interconnection Regulation shall provide asymmetric interconnection rates for mobile services for a 3 years period from the effective service implementation, extendable for a maximum of 18 months.

c) The National Interconnection Regulation shall provide rules concerning the automatic national roaming service, forcing mobile services providers, for a maximum period of 3 years, to make such service available to other providers in areas where they do not have their own network coverage.

The temporary limitation provided in the previous paragraph shall not be enforceable in those cases in which mobile services are provided by cooperatives and small and medium-sized companies with exclusively regional coverage.

NORTEL INVERSORA S.A.

Mobile service providers shall freely enter into agreements to secure, among other issues, technical, economic, operational and legal conditions. Such agreements may not be discriminatory or may not establish technical conditions that prevent, delay or obstruct interconnection services.

The National Interconnection Regulation will enable ENACOM to define reference prices for a maximum period of 3 years, taking into consideration the costs of the assets involved (subject to exploitation) and a reasonable return rate to ensure speed, neutrality, non-discrimination and competition between mobile service providers. Likewise, they shall not contain technical, interconnection, operational or other conditions that delay, obstruct or create barriers for the remaining mobile services providers to access the market.

As of the date of issuance of these consolidated financial statements, Telecom Argentina’s Management, with the assistance of its legal advisors, is evaluating the operational, business and financial implications of the provisions of the recently issued Decree No. 1,340/16, and its application together with Decree No. 267/15, in order to protect Telecom Argentina’s and its shareholder’s interests.

(i) Universal Service Regulation

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

NORTEL INVERSORA S.A.

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

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a program denominated “Telephony and Internet for towns without provision of Basic Telephone Services” that will be subsidized with funds from the SU Fund. The program sought to provide local telephony, domestic long distance, international long-distance and Internet in towns that did not provide basic telephone services. The proposed projects approved by the SC would be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in a bidding process provided for in Decree No. 558/08.

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

On December 30, 2010, the trustee notified Telecom Argentina and Personal the trustee’s escrow account number in which they should deposit the SU contributions under the provisions of SC Resolution No. 154/10.

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

NORTEL INVERSORA S.A.

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

As of the date of issuance of these consolidated financial statements, Personal has not received any response to its filings.

ENACOM Resolution No. 2,642/16 approved the new SU Regulation, which was published on May 31, 2016.

The new regulation retains the obligation of contributing 1% of total income related to the provision of ICT services net of taxes and fees, anticipating the possibility of granting exemptions, in which case the subjects liable for payment, must comply with the obligations established by the Regulatory Authority.

In accordance with ENACOM Resolution No. 6.981-E/16 issued on October 19, 2016, the FFSU and the FFSU Investment Contribution Settlement and Interest Report forms were approved and will be in force since January 1, 2017, being operationally implemented since March 2017. As a result, Telecom Argentina and Personal have continued submitting the presentation of their monthly payments to the ENACOM, with the existing formalities prior to the Resolution No. 2,642/16. Taking into consideration the changes introduced in the Affidavits Form approved by the regulation, Telecom Argentina and Personal made a presentation to the Regulatory Authority exposing the need to introduce amendments to the forms in order to continue deducting the SU services that both companies are providing.

ENACOM Resolution No. 8,770-E/16, issued on December 19, 2016, amends section 21 of the RGSU, providing that programs developed in accordance with sections 19 and 20 of the Regulation will be awarded by Resolution of the ENACOM Board of Directors through any of the following mechanisms, as proposed by the Chairman of the ENACOM Board of Directors:

a) Direct implementation of the programs to entities included in section 8 paragraphs b) of Law No. 24,156, or

b) Public or private, national or international, single or multiple-stage auction or offering.

Priority will be given to projects to be developed in those municipalities that have adopted the regulations proposed in the code of good practices for the deployment of mobile communications networks developed by Argentine Federation of Municipalities and the Operators of Mobile Communications and supported by the former SC of the former Ministry of Federal Planning, Public Investment and Services on August 20, 2009 or those contemplating regulations of similar characteristics.

ENACOM Resolution No. 1,035-E/17, issued on February 20, 2017, approved the “Digital Educational Networks Program”, which aims to develop the internal network infrastructure of state managed educational facilities to enable the reception and use of Broadband Internet service and to enhance their educational practices. The Program will be implemented through the execution of a project and/or projects which presentation will be made by EDUC.AR S.E, with the intervention of the National Ministry of Education and Sports.

NORTEL INVERSORA S.A.

As of the date of issuance of these consolidated financial statements there are still pending administrative resources filed by Telecom Argentina in 2012 against several resolutions that rendered ineffective deductions in the SU payments with reference to several programs provided by Telecom Argentina in the mode “play” of the SU. The magnitudes of the deductions challenged by the Regulatory Authority are disclosed in Note 2.i) “FFSU - Impact in Telecom Argentina” of the consolidated financial statements, transforming the asset position of Telecom Argentina ($2,423 million) into a liability position of approximately $628 million for the period July 2007 - December 2016. However, Telecom Argentina’s Management, with the assistance of its legal advisors, considers that has solid fact and legal arguments to defend the criteria that Telecom Argentina has held and holds with regard to the SU scheme. Additional information is provided on Note 2.r) to the consolidated financial statements “Renegotiation of agreements with the Argentine government”.

FFSU — Impact in Telecom Argentina

Several years after the market’s liberalization and the effectiveness of the first SU regulations, incumbent operators have not received any set-offs for providing services as required by the SU regime and the LAD.

As of the date of issuance of these consolidated financial statements and in compliance with SC Resolution No. 80/07 and No.154/10 and CNC Resolution No.2,713 /07, Telecom Argentina has filed its monthly calculations since July 2007 for the review of the Regulatory Authority and estimated a receivable of $2,423 (unaudited). This receivable has not yet been recorded as of December 31, 2016 since it is subject to the approval of the SU programs, the review of the Regulatory Authority and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” — amounting to approximately $2,171 since July 2007 to date and which are included in the abovementioned receivable - did not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution.

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

Telecom Argentina’s Management, with the advice of its legal counsel, has filed appeals against SC Resolutions Nos. 53, 54, 59, 60, 61, 62, 69 and 70 presenting the legal arguments based on which such resolutions should be revoked. The deductions that were objected by the SC Resolutions amount to approximately $880 and are included in the credit balance mentioned in the second paragraph.

As of the date of issuance of these consolidated financial statements, the resolution of this appeal is still pending.

On September 13, 2012, the CNC required Telecom Argentina to deposit approximately $208. Telecom Argentina has filed a recourse refusing the CNC’s request on the grounds that appeals against the SC Resolutions are still pending of resolution. As of the date of issuance of these consolidated financial statements, although it cannot be assured that these issues will be favorably resolved at the administrative stage, Telecom Argentina’s Management, with the assistance of its legal advisors, considers that it has solid legal and de facto arguments to support the position of Telecom Argentina. Additional information is provided in r) of this Note.

FFSU — Impact in Personal

Since January 2001, Personal has recorded a liability related to its obligation to make contributions to the SU Fund. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and No.154/10 and CNC Resolution No.2,713/07, Personal deposited the correspondent contributions of approximately $112 into an account held under their name at the Banco de la Nación Argentina in January 2011.

During the first quarter of 2011, the above mentioned funds were transferred to the trustee’s escrow account, in compliance with the provisions of SC Resolution No. 154/10 previously described. Since January 2011, the SU Fund contributions were made into such escrow account.

NORTEL INVERSORA S.A.

On January 26, 2011 the SC issued Resolution No. 9/11, establishing the “Infrastructure and Facilities Program”. The Resolution provided that telecommunication service providers could contribute to investment projects under this program, exclusively the amounts corresponding to their pending obligations of investment contributions born under Annex III of Decree No.764/00, before the effective date of Decree No. 558/08.

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

On July 5, 2012, the SC issued Resolution No. 50/12 pursuant to which it notified that the services referred to by the Mobile Communications Services Providers, which were filed as High Cost Areas or services provided in non-profitable areas, services provided to clients with physical limitations (deaf-mute and blind people), rural schools, and the request relating to the installation of radio-bases and/or investment in the infrastructure development in various localities, did not constitute items that may be discounted from the amount of contributions to the SU pursuant to the last part of Article 3 of Resolution No. 80/07, or Article 2 of Decree No. 558/08. It also provided that certain amounts already deducted would be used for investment projects within the framework of the Program of SC Resolution No. 9/11, or deposited in the SU Fund, as applicable.

Personal has filed an administrative action against SC Resolution No. 50/12, requesting its nullity. As of the date of issuance of these consolidated financial statements, the resolution of this matter is still pending.

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

(j) Spectrum

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

The Terms and Conditions organized the aggregate of the spectrum to be auctioned in 10 Lots, being the first one to be auctioned exclusively among entering operators. The Public Auction took place on October 31, 2014. Personal presented its economic bids and was awarded Lots 2, 5, 6 and 8. Telefónica Móviles Argentina S.A. (Movistar), América Movil S.A. (Claro) and Arlink S.A also participated in the Auction.

Through SC Resolution No. 79/14 the SCMA service was awarded to Personal, while through SC Resolutions No. 80/14, 81/14, 82/14 and 83/14 that were published in the Official Bulletin on November 27, 2014, the following frequency bands were awarded to Personal:

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

NORTEL INVERSORA S.A.

Personal paid for the awarded frequency bands, and also constituted the corresponding performance guarantees. In the case of Lot No. 8, the payment was made on account of the single and total price offered for this Lot.

Personal asked that the assignment of the Frequency Bands for the SCMA services in Lot No. 8, which was partially awarded to Personal through SC Resolution No. 83/14, be completed and reserved the applicable rights.

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

Through SC Resolution No. 25/15, issued on June 11, 2015, Personal was assigned Frequency Bands 713-723 MHz and 768-778 MHz, which composed Lot 8 and that were pending of assignment by the SC.

On June 25, 2015 Personal paid the offered amounts corresponding to the awarded Frequency Bands (which were equivalent to US$ 247.3 millions) pursuant to the provisions of the Bidding Terms and Conditions and its complementary clarifying documents, as a result of which the whole amount of the sum offered for Lot 8 was paid. In addition, in its bid documents, Personal stated that such Lot formed a unique and comprehensive block for purposes of complying with the obligations undertaken in connection with the deployment of the SCMA, also expressing that the Federal Government has the obligation to cause the awarded bands to be free from occupants and interferences.

SC Resolution No. 18/14, provided that the 698 to 806MHz frequency bands had to be disengaged before a two years deadline. Expired that period, the irradiating systems involved in the migration had to finish their emissions.

As of the date of issuance of these consolidated financial statements, the deadline provided by SC Resolution No. 18/14 for the disengagement of the 698 to 806MHz frequency band expired on July 18, 2016. However, such frequency band continues to be busy.

New Developments for fiscal year 2016

ENACOM Resolution No. 6,396/16, published in the Official Bulletin on July 22, 2016, provided that the licensees within the scope of the migration provided by SC Resolution No. 18/14 that are currently providing services within the 698 to 806MHz frequency band, may choose to: (i) temporarily continue providing their respective services in other frequencies corresponding to the bands allocated to the broadcasting service, particularly 512-698 MHz frequency band, subject to technical feasibility verified in each case, and for the term provided in section 2 of Resolution No. 6,396/16; or (ii) request the assignment of a bandwidth equivalent to that currently authorized, in 12.2 to 12.7 GHz destination band.

On the other hand, the “Authorization Agreement for the Use of Frequency Bands”, related to the bands awarded to Personal as a result of the public auction called pursuant to the provisions of SC Resolution No. 38/14 is still pending of execution by the Regulatory Authority.

Personal has filed a presentation before the ENACOM, requesting clarification on the timescale in which the operators involved in the migration should comply with the provisions of the ENACOM Resolution No. 6,396/16. In addition, Personal has requested the review of the proceedings related to the migration of services operating in the bands that were awarded to it through SC Resolution No. 25/15. As of the date of issuance of these consolidated financial statements, ENACOM has not responded to the request filed.

According to the provisions of Decree No. 1,340/16, the term of the authorizations for the use of frequencies of the Advanced Mobile Communications Service, as well as the corresponding deployment obligations, will be computed from the actual migration of the services currently operating in these bands in Area II (AMBA) (Additional information on the impact on Personal is disclosed in Note 3.i) and Note 18.f) to the consolidated financial statements as of December 31, 2016).

NORTEL INVERSORA S.A.

On January 18, 2017, Personal filed a letter to ENACOM expressing its interest in participating in the Auction, Offering or Reattribution procedure/s of frequency bands timely available within the scope provided by Law No 27,078 and consistent regulations, subject to the analysis of the conditions defined at that time. This includes the bands currently attributed to the Mobile Communications Service or Advanced Mobile Communications Service, as thus also any other band which, in the future, be attributed to the provision of such services among other frequencies in bands 2.5-2.6 Ghz, 3.4-3.7 Ghz, 450 Mhz, 600 Mhz, 700 Mhz, 800 Mhz, 850 Mhz, 900 Mhz, 1900 Mhz, AWS, and extended Aws.

On January 31, 2017, Resolution of the Ministry of Communications 171-E 2017 was issued, approving the “Regulations of Refarming with Financial Compensation and Shared Use of Frequencies” (Reglamento de Refarming con Compensación Económica y Uso Compartido de Frecuencias). As a summary, the following provisions can be highlighted:

• Instructs ENACOM to analyze the technical feasibility and implement the allocation to the mobile service, with primary status, of the 450-470 MHz, 698-960 MHz and 2,300-2,400 MHz frequency bands. All of the above is to be used in the provision of SCMA or any other arising from technological developments..

• Provides the preventive suspension of the reception of awarding procedures in 1.427-1.518 and 3300-3600 MHz frequency bands.

• Modifies the spectrum cap, setting it in 140 MHz per provider for each area and/or operating location. For such purposes, the spectrum assigned to each company, its subsidiaries or controlling shareholders, directly or indirectly, or subject to common control or those holding more than 30% of the shares of another company, will be considered if, with such equity interest, holds a position of substantial influence in the decisions of such company. Any other subject or body may be included in the calculation of the spectrum awarded to any other subject or entity assigned to that spectrum when it is understood that any contractual linkage has been entered into to circumvent this limit.

• Instructs ENACOM to modify the “National Scheme of Attribution of Radio Spectrum Bands” (Cuadro Nacional de Atribución de Bandas del Espectro Radioeléctrico — “ER”) for the purpose of making available for MCS providers frequency bands suitable to that end.

• From the publication of the new bandwidth table and its respective channels, MCS providers will have a maximum of 15 working days to request their express assignment. Such allocations shall be made on equal terms and conditions as those required from other providers of similar service in the same band. This provision is complemented by section 9 of Resolution No. 1,034-E/17.

• The regulatory authority is delegated to ENACOM, who will provide the necessary complementary or explanatory rules for a better application of these provisions.

Through the Annex attached to the resolution, the “Refarming Regulation” is approved including a series of definitions that enable to properly understand the scope of the resolution. These definitions include the following:

Economic Compensation (EC): The amount established by ENACOM to be paid by the Authorized Provider for the implementation of the Refarming procedure, calculated on the basis of the values obtained from URV, RV and its application thereto of the relevant discounts according to the Coverage Obligations and other weightings carried out in the approving resolution.

Distinguishes between Provider, Authorized Provider: (licensee to which ENACOM authorizes a new mobile service of high spectral performance using Radio Spectrum frequencies previously authorized for the provision of another fixed or mobile service) and Incoming Provider (licensee that until the approval of the project requesting the re-allocation of frequency use through Refarming, was not providing PCS, SRMC, STM or SCMA. Any entity that, directly or indirectly, is the parent company of, controlled by, or subject to common control with, any entity that is providing PCS, CMRS or AMCS shall not be deemed as Incoming. Notwithstanding this, ENACOM may consider cooperatives or SMEs as Incoming, even when they are providing PCS, SRMC or SCMA in the virtual operator mode).

Reference Value (RV): Value based on the VUR to be calculated for the frequency bands originally assigned for other services.

Unitary Reference Value (URV): The value expressed in US$ cents per MHz per inhabitant, which will be the multiplication factor of the bandwidth and population of each of the localities covered by each submitted Project, for the purpose of the RV.

NORTEL INVERSORA S.A.

Principles of the Reclassification Procedure (Refarming): It will only be applicable to Frequency Bands for which, according to ENACOM opinion, there is “commercial availability of the technology ecosystem”. ENACOM will be entitled to determine, to its exclusive judgment, whether the applicant meets the necessary conditions for the provision of the services involved. It will also be empowered to impose coverage obligations and specific service goals. On the other hand, the authorizations resulting from the Refarming procedure may have extension terms similar to those of equivalent services.

The Refarming project: Each provider who requests the re-qualification of the RE having a use other than the one originally assigned must submit a project including at least:

• Description of the bands

• Area of coverage and affected localities

• Population

• Bandwidth

• 15-year customer estimate and associated Investment Plan

If the Project is approved, ENACOM shall publish it in the Official Bulletin with the level of detail required in the regulation (service plan, location, values, deadlines, etc.).

The deadline for the payment of the Financial Compensation will be 30 working days from the enactment of the Administrative Act. In the case of an SME or cooperative, a payment plan may be requested.

The URV shall be calculated on the basis of the arithmetic average of the final values resulting from auctions carried out in our country for each specific frequency band involved in the refarming procedure expressed in US$ cents per MHz per inhabitant.

In the absence of a national background, the market average retrieved in auctioning processes in each frequency band retrieved from publications of ITU, Organización para la Cooperación y el Desarrollo Económicos (CNUCYD), Conferencia de las Naciones Unidas sobre Comercio y Desarrollo (UNCTAD), among other multilateral organizations of reference, will be adopted. These values should be adjusted by comparative parameters reflecting the differences of scenarios with Argentina (PPP and ARPU). Once the URV is calculated, the next stage is to determine the RV, which is obtained by multiplying the URV of each band by MHz and the population of each location.

The amount of the EC will emerge when applying discounts to the VR, according to the impact in the Discounted Cash Flow (CDF) that coverage obligations and goals of service established by ENACOM may have, as well as the speed of network services deployment calculated from the investment amounts of the first 5 years with respect to the total amount of the Project. In each Project, the provider may propose returning to the State portions of the spectrum not used in the Refarming, which may be applied to deduct the calculated value of the RV.

In addition, ENACOM Resolution No. 1,033-E/17, issued on February 20, 2017 provided to allocate the frequency bands between 905-915 MHz, and 950-960 MHz to the Mobile Service with primary status, and the use of the frequency bands between 905-915 MHz, and 950-960 MHz for the provision of the Advanced Mobile Communications Service.

ENACOM Resolution No. 1,034-E/17, also issued on February 20, 2017, allocated the frequency band between 2,500-2,690 MHz to the Mobile Service with primary status, and the use of the frequency band between 2,500-2,690 MHz for the provision of the Advanced Mobile Communications Service, in addition to current services when their coexistence is possible.

On March 7, 2017 ENACOM Resolution No. 1,299-E/17 was published in the Official Bulletin. This Resolution approved the Refarming Project with Financial Compensation and Shared Use of Frequencies to Nextel Communications Argentina SRL (“Nextel”), to provide the Advanced Mobile Communications Service, granting this company the registration for the provision of such service, and authorizing it to:

•                  use frequencies between 905-915 MHz and 950-960 MHz in accordance with the provisions of ENACOM Resolution No. 1,033-E/17 and channels 7 to 10, and 7’ to 10 ‘ in FDD mode, provided in the Annex of Resolution No. 1,034-E/17, for the provision of the Advanced Mobile Communications Service in locations and areas described in the Project approved by the Resolution.

•                  use frequencies between 2,550-2,560 MHz, and between 2,670-2,680 MHz exclusively for migrating users from pre-existing services, for a 2-year period, term in which it should additionally resolve the final destination of those users. Once the migration is completed, or the 2-year term expires, whichever occurs last, Nextel may use channels 11 and 12, and the corresponding 11’ and 12’ in FDD mode, provided in the Annex to Resolution No. 1,034-E/17, for the provision of the Advanced Mobile Communications Service in locations and areas described in the Project hereby approved.

NORTEL INVERSORA S.A.

The Resolution provides as URV for the radio spectrum the following bands involved in the project:

        •      900 MHz Band = 0,1841 (US$/MHz/inhabitant)

        •      2,600 MHz Band = 0,0423 (US$/MHz/inhabitant)

RV for frequencies involved in the Project in FDD mode is set in US$178,419,397 calculated pursuant to Section 7 of MINCOM Resolution No. 171-E/17, based on the URV provided in the foregoing section.

The rule establishes that the following discounts and weighting factors will be applied, which shall be calculated pursuant to section 7 of MINCOM Resolution No. 171-E/17, and which in detail will be used in order to determine the amount of the Financial Compensation that will be part of the agreement to be settled.

        •      Discounts:

• The amount equivalent to the frequencies of the spectrum whose return is provided in section 7 therein, and whose value will be calculated according to the URV provided in section 8 herein, as appropriate.

•The amount corresponding to the valuation of the Coverage Obligations provided by section 10 of the regulation.

        •      Weighting Factors:

•The speed of networks and service deployment calculated from the amount of investment for the first five years, with respect to the total Project hereby approved.

•The speed of deployment of the Coverage Obligations provided in section 10 therein.

The approved Project has not been published and its implementation is subject to the issuance of the agreement specifying the terms, conditions, goals, obligations and other issues inherent to the provision of Advanced Mobile Communications Service, which is pending of subscription.

Telecom Argentina and Personal, with the assistance of its legal advisors, are analyzing the impact that the application of the provisions of MINCOM Resolution No. 171-E/17, ENACOM Resolution No. 1,034-E/17and ENACOM Resolution No. 1,299-E/17 may have on their business.

(k) SC Resolution No. 1/13 - Contingency plan for service provision in case of emergencies

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

As of the date of issuance of these consolidated financial statements, Personal has appealed SC Resolution No. 1/13 exposing the arguments by which the mentioned resolution should be released. However, Personal has met its commitment to present a Contingency Plan for emergency situations.

On January 26, 2015, the CNC provided comments on Personal’s Contingency Plan and also required the reporting of the measures chosen to implement the Plan and the status thereof. Personal filed to AFTIC a new Contingency Plan with the required amendments. As of the date of issuance of these consolidated financial statements, the Regulatory Authority has not pronounced on this matter.

(l) SC Resolution No. 5/13 — Telecommunication service quality regulation

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

Pursuant to the provisions of CNC Resolution No. 3,797/13, Telecom Argentina and Personal have submitted their respective “Technical Reports” (detailed technical specifications of the measurement process) and have made their submissions providing the required information pursuant to the provisions of SC Resolution No. 5/13.

NORTEL INVERSORA S.A.

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

Within the scope of said verifications, the CNC initiated penalty processes against Personal for alleged non-compliance with CNC Resolution No. 3,797/13. The Management of Personal has in a timely basis submitted its solid legal defense against these claims.

Since the enforceability of this Resolution is subject to the compliance of certain steps for its implementation with the previous approval of the Regulatory Authority, Telecom Argentina and Personal have carried out the corresponding reservations of their rights in each of their submissions. In addition, Telecom Argentina has stated in its different submissions that, due to the special circumstances that affected its tariff structure, the compliance of the burdensome operative and customer service parameters set forth in SC Resolution No. 5/13 should not apply.

(m) Regulation of Virtual Mobile Operators

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

Ministry of Communications Resolution No. 38/16, issued on May 5, 2016, approved the new Regulation of Virtual Mobile Operators (“VMO”) and revoked SC Resolution No. 68/14, which had approved the Regulation of Virtual Mobile Operators previously provided by former SC.

The mentioned Resolution provides that Network Mobile Operators (“NMO”), which have spectrum and infrastructure (among them, Personal), must submit, within 120 calendar days since the Resolution publication, a Reference Offer (“the RO”) for those interested in providing VMO services. The RO must be published annually in the NMO and on the Regulatory Authority oficial web site, and shall provide the economic and technical conditions (that will be freely established between the parties, reasonable, and non-discriminatory), clearly detailing the prices and conditions of each of the benefits and services to be provided.

This new Regulation is applicable for Mobile Communications Service (SCM), which includes Mobile Telecommunication Services (STM), Cellular Mobile Radio-communications Services (SRMC), Personal Communications Services (PCS) and Mobile Advanced Communications Services (SCMA). The Resolution also provides the procedures for the Services Agreements subscription between the NMO and the VMO, which will determine the terms and conditions under which the NMO will provide telecommunications network access and, where appropriate, telecommunications network interconnection the VMO.

On September 1, 2016, Personal filed a presentation to the Ministry of Communications through which it exposed substantial grounds for finding essential the suspension of the deadline for submission of the OR provided in Section 2 of Ministry of Communications Resolution No. 38/16, until the 700MHz frequencies comprising Lot 8 (awarded and paid by Personal) were in full conditions of use and until the spectrum of Lot 1 of the Frequency Bands Public Auction developed by SC Resolution No. 38/14 was allocated and “on-air”. Through the mentioned presentation it was also requested: a) the removal of Section 10 of Annex I of the above-mentioned rule (which does not allow agreements with VMO on an exclusive basis); b) that ENACOM enclose interference measurements carried out in the 700MHz Band awarded to Personal; and c) that ENACOM informs whether it has definitively resolved all the claims filed by the users of such band.

Notwithstanding its presentation, on January 12, 2017, ENACOM charged Personal for for non- compliance with the RO presentation. Personal has submitted its discharge rejecting the accusation and has submitted its RO, which validity is subject to the resolution of the legal issues exposed in its submissions.

NORTEL INVERSORA S.A.

(n) Decree No. 798/16: National Plan for the Development of Competitiveness Conditions and Quality of Mobile Communications Services

Decree No. 798 published in the Official Bulletin on June 22, 2016 — issued within the scope of the Ministry of Communications— approved the National Plan for the Development of Competitiveness Conditions and Quality of the Mobile Communications Services, which has its strategic focus on encouraging greater efficiency in the market, with quality services at fair and reasonable prices.

The above mentioned plan provides that within 90 days the Ministry of Communications shall, i) start the process of adaptation of the scheme approved by Resolution SC No. 157/97 (CPP scheme) to the provisions of the LAD; ii) update the General Regulation of MCS customers along with the process initiated by the Resolution SC No. 12/13, proving for the existence of mechanisms that would allow customers to access information about the quality of the service and to get benefits and/or compensation in their services in case of non-compliance with the established quality standards; (iii) start the process of adaptation of the “Regulation on Administration, Management and Control of Frequency Bands” (Reglamento sobre Administración, Gestión y Control del Espectro Radioeléctrico”), to the provisions of the LAD, in order to introduce greater competitiveness in all services; (iv) update the “National Scheme for the Granting of Frequency Bands” (Cuadro Nacional de Atribución de Bandas del Espectro Radioeléctrico) so as to increase the availability of frequencies for the provision of mobile communications services, for which purpose the procedures provided in section 30 of the LAD will be initiated; v) incorporate to the “Universal Service General Regulation” (Reglamento General del Servicio Universal) approved by Resolution ENACOM No. 2.642/16, the granting of priority to consider -in programs with SU Funds- projects eligible to be developed in those Municipalities which have adopted the legislation proposed in the “Code of Good Practices for the Deployment of Mobile Communication Networks” (Código de Buenas Prácticas para el Despliegue de Redes de Comunicaciones Móviles) provided by the “Argentine Federation of Municipalities and the Operators of Mobile Communications” (Federación Argentina de Municipios y los Operadores de Comunicaciones Móviles”) and supported by the former SC of the former Ministry of Federal Planning, Public Investment and Services on August 20, 2009, or those contemplating rules of similar characteristics that would not prevent, in fact or Law, the deployment of such networks; (vi) develop a National Contingency Plan for disaster situations; and (vii) Update the National Interconnection Regulations and Licensing for Telecommunications Services and the Scheme of Portability Number approved by Resolution SC No. 98/10.

This Decree also provides that the Ministry of Communications, through the ENACOM, shall, in a 60-calendar-day term, prepare measurement protocols that would enable to show the quality perception of MCS users, taking into account UIT parameters, and review and update quality standards for the ICT service networks through all the corresponding areas.

In addition, the ENACOM shall perform measurements of non-ionizing radiations in order to control that these remain within non-harmful levels to human health, and the “Administration Agency for State Property” (Agencia de Administración de Bienes del Estado - AABE) shall in its role as governing Body of the state property policy, perform procedures and administrative acts and relevant contracts to grant the use for valuable consideration of terraces, roofs, towers, solar and/or any installation, plant or property sector of the State that are suitable for the installation of supporting structures of antennas, equipment and installations associated with telecommunications, information technologies and communications and/or audiovisual communication services. The AABE will make available for the licensees of such services and for independent companies sharing passive infrastructure, the listing of state properties potentially suitable for such facilities.

Among other aspects, the Decree provides that, as a way to encourage the rapid deployment of networks and the infrastructure sharing, rent fees will not be charged for a 1-year period for the use of state property in which base stations are installed within 3 months of publication of the rule in the Autonomous City of Buenos Aires, or within 6 months in the rest of the country. Under the same condition, this period will be extended to 3 years when the infrastructure is shared by two Mobile Services Licensees, and to 4 years when it is shared by more than two. Identical benefit will be granted if it is a sharing independent company of passive infrastructure, and the above conditions are met.

In this regard, it is worth mentioning the agreement signed on April 27, 2016 between Personal, AMX Argentina S.A., Telefónica Móviles Argentina S.A., the Ministry of Communications and the Government of the City of Buenos Aires, to facilitate the deployment of network infrastructure in the area of Comuna 1 of the Autonomous City of Buenos Aires, including the use of roofs and luminaries of the GCBA.

As of the date of issuance of these financial statements, the issuance of the rules regulating the above mentioned provisions is still pending.

NORTEL INVERSORA S.A.

Through Resolution No. 5/2017 of the Ministry of the Interior, Public Works and Housing Court of Appraisals of the Nation (February 1, 2017), initial monthly rent fees for the year 2017 were approved, for the use against payment of terraces, roofs, solar towers or any installation, plant or sector of state property that are suitable for the installation of supporting structures of antennas, equipment and installations associated with telecommunications, information technologies and communications and audiovisual communication services.

(o) Mobile Services Parcial Interruption

On October 5, 2016, while upgrading some Personal’s network equipment, an equipment failure caused difficulties in establishing voice communications in some random areas for approximately five hours. The rest of the mobile services, such as data, were not affected. Clients could continue communicating by data instant messaging and other applications without inconveniences. The failure affected approximately one million mobile subscribers across the country.

Due to this partial interruption, during October 2016, Personal subsidized to its prepaid subscribers a full day of calls to other Personal’s subscribers and also subsidized to postpaid subscribers a full day of their monthly charges.

(p) “Tax Stability” principle: impact of variations in Social Security contributions

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

The offset of both concepts and the determination of a balance, were subject to the audit results performed by the Regulatory Authority according to the information provided by Telecom Argentina. The mentioned audit was performed during the third quarter of 2007. Telecom Argentina took knowledge of the proceedings, in which the CNC recognized a receivable arising from increases in social contributions within the scope of Resolution No. 41/07, and cancelled payables arising from reduction in social contributions taxes with the Regulatory Authority and other sanctions imposed to Telecom Argentina.

As of December 31, 2016, Telecom Argentina has a net receivable of $34 which, in addition to the receivable of $23 corresponding to the IDC as explained in (q) below, is included in the line item “Other receivables”.

Since Resolution No. 41/07 provides Telecom Argentina the right to offset receivables with existing and/or future regulatory liabilities and, given Telecom Argentina’s intention to exercise this right, the receivable was recorded net of several provisions. As of December 31, 2016, the provisions which can be offset with the receivables arising from Resolution No. 41/07 and from IDC amounted to $57.

It is worth mentioning that since December 2008, Telecom Argentina continued its practice of billing customers for the increases in its social security contribution rate accrued from October 2008, applying the same method used to bill the IDC.

(q) Tax on deposits to and withdrawals from bank accounts charged to customers

On February 6, 2003, the Ministry of Economy, through Resolution No.72/03, defined the method to allow, going forward, rate increases on Basic Telephone Services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. Telecom Argentina has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03.

In April 2007, Telecom Argentina provided the CNC with supporting documentation about this amount and in May 2007 filed its preliminary economic evaluation to the Regulatory Authority. Telecom Argentina took knowledge of the Regulatory Authority’s documentation which corroborates the amount claimed by Telecom Argentina and provides a similar offsetting method pursuant to Resolution No. 41/07 (as described in (p) above). As a result, Telecom Argentina recorded as “Non-current Other receivable” a total of $23. This receivable is also included in the provisions for regulatory matters described above.

NORTEL INVERSORA S.A.

(r) Dollarization and pesification of rates

Convertibility period of the peso to the US dollar: dollarization rates.

On November 28, 1991 Telecom Argentina and Telefónica signed an agreement with the Argentine government related to the rate regime, which was ratified by Decree No. 2,585/91 and was effective from December 18, 1991. The most relevant aspects included in this agreement that amended the rate regime provided by the Transfer Agreement were:

1. The rate, measured in basic telephone pulses, was set in US dollars, adjustable twice a year (April and October) based on the variation of the U.S. C.P.I. (all items). These rate adjustments did not require the prior approval of the Regulatory Authority. Since 2000 these rate adjustments were not applied according to agreements signed with the SC, which delayed its implementation. Subsequently, in October 2001, an injunction prevented the continuity of application, as indicated in o) above.

2. The customers billing continued performing in local currency.

Rates pesification: regulated public services rates freezing

On January 6, 2002, the Argentine government enacted Law No.25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”). This Law, by Article 8, annulled adjustment clauses in dollars or other foreign currencies and indexation clauses based on price index and any other indexation method. As a consequence, from that date Telecom Argentina’s rates were set in pesos at the exchange rate $1 argentine peso per US$ 1. As a consequence, regulated fixed service tariffs remained frozen until the end of the year 2015. Such freezing of tariffs violated the Transfer Contract and regulations that supplemented it.

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

Additional information on Telecom Argentina’s tariffs pesification, Letters of Understanding with the National Government / UNIREN and Price Cap are presented in consolidated financial statements of prior years.

(s) Other regulations

“Buy Argentine” Act

According to the provisions of Article 1 of Law No. 25,551, which is regulated by Decree No. 1,600/02, Telecom Argentina, as a public fixed telephone service licensee, and their respective direct subcontractors, shall give preference to the purchase or lease domestic goods and services.

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

Relating to services acquisitions, Decree No. 1,600/02 refers to Law No. 18,875, which provides the obligation to hire only companies, consultants and domestic professionals, as defined in the mentioned Law. Any exceptions must be approved by the competent Ministry.

NORTEL INVERSORA S.A.

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

Regulation Draft for Mobile Communication Service Subscribers

SECTIC Resolution 6-E/16 issued on September 16, 2016 declared the opening of the Procedure provided by the “General Regulation for the Participatory Formulation of Regulations” (Reglamento General para la Elaboración Participativa de Normas) in relation to the draft of “Regulation for Mobile Communication Service Subscribers” (Reglamento de Clientes de los Servicios de Comunicaciones Móviles) published in the Official Bulletin and on the ENACOM website. This Procedure invites citizens to express their opinions and proposals regarding the Regulation draft. The deadline for opinions and proposals submission expired on November 1, 2016. Personal submitted its comments to the Regulation draft.

Amendment Draft to the “Number Portability Regulation”

Through SECTIC Resolution 7-E/16 issued on September 16, 2016, the ICT Secretary declared the opening of the Consultation Document procedure provided by the “General Regulation of Public Hearings and Consultation Documents for Communications” (Reglamento General de Audiencias Públicas y Documentos de Consulta para las Comunicaciones), in relation to the “Number Portability Regulation” Amendment Project. The submission of opinions and proposals deadline expired on October 17, 2016. Personal submitted its opinion to the amendments proposed in the published draft.

Document on “Consultation on Interconnection and ICT Services Network Access”

Through SECTIC Resolution 9-E/16: published on September 22, 2016, the ICT Secretary declared the opening of the procedure provided by the “General Regulation of Public Hearings and Consultation Documents for ICT Services” in relation to the document “Consultation on Interconnection and ICT Services Networks Access”. On October 20, 2016, Telecom Argentina submitted to the ICT Secretary its opinions and proposals for the published consultation.

Identification of Users of the Mobile Communications Service

Through Resolution No. 6-E/16, issued on November 10, 2016, the Ministry of Security and MINCOM, decided jointly to instruct ENACOM to adopt, within a period of 15 days, the necessary measures to identify all Mobile Communications Service users of the country in a Mobile Communications Service Identity Record.

ENACOM Resolution No. 8,507-E/16, published on December 2, 2016, approved the Regulation for the Mobile Communications Services user’s identity validation. Personal is developing the necessary actions and implementations in order to comply with the registration guidelines of its subscribers, provided in this regulation.

“Consultation on ICT Services Licenses Regulation” Document

MINCOM and SECTIC Resolution No. 1-E/17, issued on January 20, 2017, declared the opening of the Consultation Document procedure provided in Annex I of the “General Regulations for Public Hearings and Communications Consultation Documents”, in relation to “ICT Services Licenses Regulation” project.

Blocking Procedure for handsets with Theft or Loss Report and Identification of Irregular IMEIS

ENACOM Resolution No. 2,459/16, published in the Official Bulletin of May 20, 2016, approved the “Terminal Blocking Procedure for handsets with Theft or Loss Report and Identification of Irregular IMEIS”, for the purpose of establishing the obligations to be complied by Mobile Communications Service Providers and Virtual Mobile Operators regarding the blocking of mobile handsets with theft or loss report, and the identification of Irregular IMEIs operating on their networks, as well as the obligations of loading and updating negative databases, or “negative list”.

NORTEL INVERSORA S.A.

The Regulation entered into force since July 6, 2016 and among its main provisions establishes that SCM users should report the theft or loss of their telephone line and its associated ETM to its PSCM, which should block the Telephone line and its last associated IMEI without any exception, by including the latter in its Negative Database (BDN) at the time of receiving the complaint. The PSCM and the MVNO should make available to the users different channels of contact for the receipt of complaints, among which stand out: i) Personalized Attention in branches and customer service centers; Ii) Telephone Assistance, through a unique and free number to which the user must have access both by mobile telephone network and by fixed telephone network; Iii) PSCM Web site.

The PSCM shall exchange their BDNs in order to ensure that the IMEIs contained therein are blocked or enabled in all networks, with a period of EIGHT (8) hours, and shall include the Authority Of Application in the circuit of exchange of registrations, so that the latter updates the Administrative Database, administered by the Application Authority.

The standard establishes control mechanisms in relation to Irregular IMEIs, which provide that the PSCM must arbitrate the necessary means to analyze their networks in order to detect the activity of ETM with Irregular IMEI, for later blocking, providing a Term for its implementation of 180 days, counted from the effective date of the Regulation.

It is also provided that the PSCM should block and include in their BDN all invalid IMEI detected. For the cases of the ETMs associated with a telephone line prior to the present time, the PSCM shall, within a period of TWO (2) years, block and include in the BDN all invalid IMEI detected in their Networks.

Personal is developing the necessary system implementations in order to comply with the provisions of this Regulation.

Request for preliminary opinion on the eventual case of corporate integration

During 2016 Telecom Argentina’s Management started a project to analyze the technical feasibility of a corporate integration with Personal, in order to simplify the business processes and reduce the cost structure of the Group. Within the framework of this Project, in December 2016, Telecom Argentina and Personal requested to ENACOM a preliminary opinion on the conditions of the transfer of licenses and frequencies of Personal in favor of Telecom Argentina, prior to any corporate integration decision that the Directors of both companies would decide. In February 2017, clarifications were provided on the reasons for the request made. As of the date of issuance of these consolidated financial statements, the Regulator’s response is still pending.

Tuves’ shares purchase option for Núcleo

On October 4, 2016, Núcleo’s Board of Directors authorized the execution of the shares purchase option that TU VES S.A (Chile) granted to Núcleo in order to acquire the controlling interest in Tuves.

On October 6, 2016 Tuves’ shareholders accepted Núcleo’s proposal for executing the shares purchase option (70% Tuves’ total capital), which is subject to the CONATEL’s previous approval.

As of the date of issuance of these consolidated financial statements, the CONATEL has not concluded on this matter.

Note 3 — Significant accounting policies

        a)    Going concern

The consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 have been prepared on a going concern basis as there is a reasonable expectation that Nortel and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

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

NORTEL INVERSORA S.A.

The financial statements of Telecom Argentina’s foreign subsidiaries (Núcleo, Personal Envíos, Telecom USA and Springville —up to February 2014—) are translated using the exchange rates in effect at the reporting date; for assets and liabilities while income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are recognized in Other Comprehensive Income. The cash flows of foreign consolidated subsidiaries expressed in foreign currencies included in the consolidated statement of cash flows are translated at the average exchange rates for each year.

        c)     Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency using the foreign exchange rate prevailing at the date of the transaction or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the foreign exchange rate prevailing at the reporting date. Exchange differences are recognized in the consolidated income statement and are included in Financial income/expenses as Foreign currency exchange gains or losses.

        d)    Consolidation

These consolidated financial statements include the accounts of Nortel and its subsidiaries over which it has effective control (Telecom Argentina, Personal, Núcleo, Micro Sistemas, Telecom USA, Personal Envíos and Springville —up to February 2014—) as of December 31, 2016, 2015 and 2014.

Control exists when the investor (Nortel) has power over the investee; exposure, or rights, to variable returns from its involvement with the investee and has the ability to use its power to affect the amount of the returns. Subsidiaries are fully consolidated from the date on which control is transferred to Nortel. They should be deconsolidated from the date that control ceases.

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

Financial year-end of all the subsidiaries’ financial statements coincides with that of the Parent and are prepared as of the same closing date and in accordance with the same accounting policies.

        e)     Revenues

Revenues are recognized to the extent that it is considered probable that economic benefits will flow to the Telecom Group and their amount can be measured reliably. Final outcome may differ from those estimates.

Revenues are stated net of discounts and returns.

The Telecom Group discloses its revenues into two groups: services and equipment. Service revenues are the main source of income for the Telecom Group and are disclosed by nature: Voice services, Internet services and Data transmission services. This classification of revenues is given by different commercial offers and products, type of contracts and kind of customers. Equipment sales represent a precursor of the mentioned service revenues; therefore, the Group only sells equipment to customers and, from time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs in order to acquire new contracts with a minimum non-cancelable period of permanence.

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

NORTEL INVERSORA S.A.

Revenues are recognized when services are rendered. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the year.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long-distance and airtime usage, are recognized on a monthly basis as services are provided.

Revenues from the sale of prepaid calling cards are recognized on the basis of the minutes used, at the contract price per minute, or when the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue on prepaid calling cards” under Deferred revenues line item in the statement of financial position.

Interconnection charges represent amounts received by Telecom Argentina from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Telecom Argentina’s network. Revenue is recognized as services when they are provided.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other telecommunication operators.

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred (as well as the related costs not in excess of the amount of revenues) over the term of the contract or, in the case of indefinite period contracts, over the average period of the customer relationship (approximately 8 years in the case of fixed telephony’s voice services).

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

No revenue or costs on construction contracts were recorded for years 2016 and 2015, respectively.

Revenue on construction contracts recognized in the year ended December 31, 2014 amounted to $7. The 2014 agreement provides finance within 48 months from November 2014, the date when the implementation of the project was effective. As of December 31, 2016, $17 are receivables.

Cost on construction contracts recognized in the year ended December 31, 2014 amounted to $6

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

NORTEL INVERSORA S.A.

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

        f)     Financial instruments

f.1) Financial assets

Financial assets and liabilities, on initial recognition, are measured at transaction price as of the acquisition date. Financial assets are derecognized in the financial statement when the rights to receive cash flows from them have expired or have been transferred and the Company and the Telecom Group have transferred substantially all the risks and benefits of ownership.

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

NORTEL INVERSORA S.A.

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

Investments in other short-term investments are carried at fair value. Gains and losses are included in financial results as other short-term investment gains. During 2016 and 2015, Personal acquired other short-term investments whose main underlying asset is adjustable to the variation of the US$/$ exchange rate (dollar linked).

Investments in Lebacs are valued at amortized cost.

Trade and other receivables

Trade and other receivables classified as either current or non-current assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

Investments

During 2016, Telecom Argentina received in payment certain Provincial Government bonds denominated in argentine pesos (Provincia de Mendoza and Provincia de Buenos Aires) that bear interests in argentine pesos. These Provincial Government bonds are valued at amortized cost and their results are included in Financial results as investment gains.

Those National, Provincial and Municipal Governments bonds denominated in foreign currency whose initial intention is to keep them until their maturity, are measured at amortized cost and bear an interest in foreign currency. In this particular case, Management estimated the US dollar denominated cash flows to be generated until maturity and compared that amount to the fair value of the instrument in US dollars at the acquisition date. The acquisition cost in US dollars has been adjusted by applying the IRR and the resulting value was converted to Argentine pesos using the exchange rate as of the date of measurement. The exchange differences generated by these bonds are included in Financial expenses as Foreign currency exchange gains or losses.

Likewise, Telecom Argentina and Personal acquired Government bonds during 2015 and 2016. Taking into account the business model chosen to manage these financial assets, and according to the provisions of IFRS 9, these bonds are recorded at their fair value and its results were included in Financial results — Other investments gains.

Núcleo’s purchase option for the 70% interest stake in Tuves Paraguay S.A. is recorded at its fair value through profit or loss according to IFRS 9.

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

NORTEL INVERSORA S.A.

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

c) the hedge is expected to fulfill the efficacy requirements described in Note 20 — Hedge Accounting.

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

If hedged item is a prospective transaction that results in the recognition of a non-financial asset or liability or a firm commitment, the cumulative gain or loss that was initially recognized in OCI is reclassified to the carrying amount of such asset or liability.

If Hedge Accounting is not appropriate, gains or losses arising from the fair value measurement of derivative financial instruments are directly recognized in the consolidated income statement.

For additional information about derivatives operations during 2016 and 2015, see Note 20.

        g)    Inventories

Inventories are measured at the lower of cost and estimated net realizable value. Cost is determined on a weighted average cost basis. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Allowances are made for obsolete and slow-moving inventories.

From time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs. This strategy is aimed at achieving higher service revenues or at retention of high value customers by reducing customer access costs while maintaining the companies’ overall mobile business profitability since the customer subscribes a monthly service contract for indefinite period with a minimum period of permanence and, if the contract is abandoned in advance, the mobile company has the right to cancel, totally or partially, the bonus granted to the customer at the beginning of the contractual relationship. For the estimation of the net realizable value in these cases Telecom Argentina considers the estimated selling price in normal course of business less applicable variable selling expenses plus the expected margin from the service contract signed during its minimum non-cancelable term.

        h)    PP&E

PP&E is stated at acquisition or construction cost. Subsequent expenditures are capitalized only when they represent an improvement, it is probable that future economic benefits associated with the item will flow to Telecom Argentina and the cost of the item can be measured reliably.

All other subsequent costs are recognized as expense in the period in which they are incurred, unless they are improvements. When a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items if they are significant.

NORTEL INVERSORA S.A.

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

Depreciation of PP&E is calculated on a straight-line basis over the ranges of estimated useful lives of the assets; the ranges of the estimated useful lives of the main PP&E are the following:

Asset	Estimated useful life (in years)
Buildings received from ENTel	35
Buildings acquired subsequent to 11/8/90	50
Tower and pole	10 – 15
Transmission equipment	3 – 20
Wireless network access	3 – 10
Switching equipment	5 – 7
Power equipment	7 – 15
External wiring	3 – 20
Computer equipment and software	3 – 5
Telephony equipment and instruments	5
Installations	2 – 10

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

The cost of acquiring postpaid and “cuentas claras” subscribers in mobile telephony and broadband customers in fixed telephony meet the conditions established by IFRS for its recognition as intangible asset, since these contracts establish a minimum contractual period, which guarantees minimum monthly income by installments and, in the event of early cancellation, grants the right to cancel bonuses granted at the beginning of the contractual relationship (i.e, equipment bonuses). SAC are mainly related to the mobile services; and are mainly comprised of upfront commissions paid to third parties and, to a lower extent, of subsidies granted to customers on the sale of handsets.

In all other cases, subscriber acquisition costs are expensed when incurred.

Capitalized SAC are amortized on a straight-line basis over the term of the contract with the customer acquired.

On August 17, 2016, Law No. 27,265 (in force since August 29, 2016) was published in the Official Bulletin incorporating an amendment to Law No. 24,240 of Consumer Protection. This incorporation (in Section 10 quárter) establishes the prohibition of “collection of advance notice, advance month and/or any other concept, by service providers, including public services, in the cases of unsubscription request made by subscribers, either in a personal, telephonic, electronic or similar way” In this sense, since last quarter of 2016, Telecom Argentina complies with these regulations, where applicable, and Telecom Argentina’s Management will continue assessing the effects of the new regulations in its SAC capitalization policies.

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

• 3G/4G licenses

As described in Note 2.j, it includes 3G and 4G frequencies awarded by the SC to Personal in November 2014 and June 2015. In accordance with Article 12 of the Auction Terms and Conditions they were granted for a period of 15 years as from the date of awarding notification. After this deadline, the Regulatory Authority may extend the term at Personal´s request. The extension of the term, the related cost and conditions shall be defined by the Regulatory Authority.

Consequently, Personal’s Management has concluded that the 3G and 4G licenses have a finite useful life and therefore are amortized under the straight-line method over 180 months.

As a consequence of Section 4 (d) of PEN Decree No. 1,340/16, which is described in Note 2.h), the remaining useful life of the frequencies included in lot 8 of the auction was re-estimated in 4Q16. It was considered that 700 Mhz bands would be released since May 2017 and, in compliance with the mentioned Decree, the period of 15 years from such date was computed. The re-estimation of the period of use of the spectrum generated a reduction of approximately $48 of the depreciations previously recorded during 2016.

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

Núcleo’s license 60 years amortization was finished in fiscal year 2016.

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

NORTEL INVERSORA S.A.

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

As of December 31, 2016 the Telecom Group hold finance leases which represents current commercial liabilities in the amount of $47 and non-current commercial liabilities of $11. The total payable at these leases’ maturity amounts to $61. PP&E related to these financial leases and several of the mentioned leases contracts characteristics as of December 31, 2016 are detailed below:

	Book value	Lease term	Depreciation
PP&E — Computer equipment	77	3 years	3 years
Accumulated depreciation	(37)
Net carrying value as of December 31, 2016	40

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

k)             Impairment of intangible assets and PP&E

At least annually, Telecom Argentina assesses whether there are any indicators of impairment of assets that are subject to amortization. Both internal and external sources of information are used for this purpose. Internal sources include, among others, obsolescence or physical damage of the asset, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include, among others, the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Telecom Group over market capitalization.

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

Where it is not possible to estimate the recoverable value of an individual asset, Telecom Argentina estimates the recoverable value of the cash-generating unit to which the asset belongs. Telecom Argentina considers each legal entity of the Group as a cash-generating unit.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded if no impairment loss had been recognized. The reversal of an impairment loss is recognized as income in the consolidated income statement.

Intangible assets with an indefinite useful life (including intangible assets under development or not ready to use) are not subject to amortization and are tested at least annually for impairment. The only intangible asset with an indefinite useful life held by Telecom Argentina as of December 31, 2016 and 2015 is the PCS license (Argentina), which is entirely allocated to the Personal Mobile Service operating segment. Its recoverable amount is determined based on the value in use, which is estimated using discounted net cash flows projections.

NORTEL INVERSORA S.A.

For the years presented, Telecom Argentina estimates that does not exist indicators of impairment of assets that are subject to amortization, with the exception of those referred to in the following paragraphs.

During 2016 and 2015, Telecom Argentina has assessed the recoverability of certain works in progress and materials related to AFA Plus Project, recognizing a $3 and $107 impairment loss, respectively, and recording an impairment for the total book value of the assets involved (Note 17.4). During 2015, Personal recorded an impairment of $49 related to the total amount of works related to the discontinuation of the Orga Gold IT project. During 2016 and 2015, Personal recorded an impairment of $343 and $21, respectively, related to the mobile access modernization and replacement of its cellular network’s access technology in Argentina.

Likewise, in 2016 and 2015, Telecom Argentina and Personal has assessed the recoverability of a group of former work in progress, recording an impairment of $37 and $53 as of December 31, 2016 and 2015, respectively (equivalent to its book value).

The net effects of the constitution and recovery of the mentioned impairments are recorded under “Impairment of PP&E” line item. Additional information disclosed in Note 22.

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

The actuarial assumptions used are based on market interest rates, past experience and Telecom Argentina’s Management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following rates and salary ranges:

	2016	2015	2014
Discount rate (1)	4.8% - 6.2%	6.5% - 8.5%	7.0% - 8.5%
Projected increase rate in compensation (2)	8.0% - 22.5%	12.0% - 26.8%	13.0% - 28.2%

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

NORTEL INVERSORA S.A.

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

•                 Deferred revenue on sale of capacity and related services

Under certain network capacity purchase agreements, Telecom Argentina sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided. Those revenues are recorded under “Data” line item.

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

o)             Taxes payables

The Company and the Telecom Group are subject to different taxes and levies such as municipal taxes, tax on deposits to and withdrawals from bank accounts, turnover taxes, regulatory fees (including SU) and income taxes, among others, that represent an expense for the Company and the Telecom Group. They are also subject to other taxes over its activities that generally do not represent an expense (internal taxes, VAT, ENARD tax).

If the income tax payments and withholdings exceed the amount to pay for the current tax, the excess shall be recognized as a tax credit, only if it is recoverable.

NORTEL INVERSORA S.A.

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

As per Argentinean Tax Law, income taxes payables have been computed on a separate return basis (i.e., the Company and the Telecom Group are not allowed to prepare a consolidated income tax return). All income tax payments are made by each of the subsidiaries as required by the tax laws of the countries in which they operate. The Company and the Telecom Group record income taxes in accordance with IAS 12.

Deferred taxes are recognized using the “liability method”. Temporary differences arise when the tax base of an asset or liability differs from their carrying amounts in the consolidated financial statements. A deferred income tax asset or liability is recognized on those differences, except for those differences related to investments in subsidiaries that generate a deferred income tax liability, where the timing of the reversal of the temporary difference is controlled by the Company and the Telecom Group and it is probable that the temporary difference will not reverse in the foreseeable future.

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

Changes in the Income Tax Law

On September 23, 2013, Law No. 26,893 was published in the Official Bulletin. This Law introduced changes to the Income Tax in relation to, among others, the taxability of the share’s purchase/sale results and dividend’s collection. On February 7, 2014, the PEN established regulatory specifications in this area through Decree No. 2,344/13.

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

•             Dividend distributions

Dividends and profits paid in cash or in kind —except for stock dividends or quota dividends—,by companies and other entities incorporated in Argentina mentioned in subsection a), paragraphs 1, 2, 3, 6 and 7 and subsection b) of Section 69 of the Income Tax Law, were subject to income tax at a 10% rate, except for dividends received by domestic companies and other domestic entities, which continued to be not subject to income tax. Dividends distributed to nonresidents shall be subject to a 10% withholding tax as an unique and definitive payment. Consequently, any dividend distribution made by the Company and the Telecom Group to its shareholders shall be subject to this broadened tax, except for those beneficiaries that are domestic corporate taxpayers “sujetos empresa” and regardless of, if applicable, the so called “Equalization Tax”.

NORTEL INVERSORA S.A.

Law No. 27,260 repealed the above mentioned provision, as a result of which, as from July 23, 2016 all dividends and profits, in cash or in any kind, made by companies and other entities established in the country (such as the Company), regardless their beneficiary, are not subject to the aforementioned withholding.

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

The statutory income tax rate in the United States was 39.50% for the years ended December 31, 2016, 2015 and 2014.

• Turnover tax

Under Argentine tax law, the Company and the Telecom Group are subject to a tax levied on revenues and other income. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services and equipment). Average rates resulting from the turnover tax charge over the total revenues were approximately 5.3%, 5.2% and 5.4% for the years ended December 31, 2016, 2015 and 2014, respectively.

• Other taxes and levies

Since the beginning of 2001, telecommunication services companies have been required to make a SU contribution to fund SU requirements (Note 2.i). The SU tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the SU tax and other deductions stated by regulations. The rate is 1% of total billed revenues and adopts the “pay or play” mechanism for compliance with the mandatory contribution to the SU fund.

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

•      other financial results.

NORTEL INVERSORA S.A.

s)     Telecom Argentina’s Treasury Shares Acquisition

In connection with the Telecom Argentina’s Treasury Shares Acquisition Process described in Note 19 d) to these consolidated financial statements, Telecom Argentina has applied the guidance set forth in IAS 32, which provides, consistently with the CNV Regulations, that any instruments of its own equity acquired by Telecom Argentina must be recorded at the acquisition cost and must be deducted from Equity under the caption “Treasury shares acquisition cost”. No profit or loss resulting from holding such instruments of own Equity shall be recognized in the income statement. If the treasury shares are sold, the account “Treasury shares acquisition cost” shall be recorded within Equity under the “Treasury shares negotiation premium” caption. If such difference is negative, the resulting amount shall be recorded within Equity under the “Treasury shares negotiation discount” caption.

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

•    the estimation of traffic measures.

•    the legal validity of the changes in certain fixed services prices after LAD enforcement (Note 2.g).

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

NORTEL INVERSORA S.A.

Financial statement item / area	Accounting estimates
Recoverability of PP&E and intangible assets with finite useful life

At least at every annual closing date, an assessment is made regarding whenever events or changes in circumstances indicate that PP&E and amortizing intangible assets may be impaired.

The recoverable amount is the higher of the fair value (less costs to sell) and its value in use. The identification of impairment indicators and the estimation of the value in use for assets (or groups of assets or cash generating units) require management to make significant judgments concerning the validation of impairment indicators, expected cash flows and applicable discount rates. Estimated cash flows are based on significant Telecom Group’s Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, capital cost, etc.

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

Such estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, etc. The discount rate used to determine the discounted cash flow is an annual US dollar rate of approximately 11%.

Our judgments regarding future cash flows may change due to future market conditions, business strategy, the evolution of technology and other factors. These changes, if any, may require adjustments to the carrying amount of the PCS license.

Income taxes, recoverability assessment of deferred tax assets and other tax receivables

Income taxes (current and deferred) are calculated in each company of the Telecom Group according to a reasonable interpretation of the tax laws in effect in each jurisdiction where the companies operate. The recoverability assessment of deferred tax assets sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets takes into account the estimate of future taxable income based on the Telecom Argentina’s projections and on conservative tax planning.

The recoverability assessment of the tax receivable related to the actions of recourse filed by Telecom Argentina’s related to income tax inflation adjustment (Note 14) is based on the existing legal arguments on this matter and the behavior of the National Tax Authority in revising the actions of recourse filed by Telecom Argentina.

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long term receivables and payables. The estimated discount rate used to determine the discounted cash flow of non-current receivables is an annual rate in pesos of approximately 34% for year 2015. Additionally, a 13% annual US dollars was used for discounting long term receivables denominated in US dollars during 2016 and 2015, respectively. Discount rates for accounts receivables were 9.8% in both years and discount rates in Guaranies for loans were 9.42% in both years too.

Provisions

The Telecom Group is subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory and other matters. In order to determine the proper level of provisions, Telecom Group’s Management assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. Internal and external legal counsels are consulted on these matters. A determination of the amount of provisions required, if any, is made after careful analysis of each individual issue. The determination of the required provisions may change in the future due to new developments in each matter, changes in jurisprudential precedents and tribunal decisions or changes in its method of resolving such matters, such as changes in settlement strategy.

Allowance for Doubtful Accounts

The recoverability of trade receivables is measured by considering the aging of the accounts receivable balances, the necessity or request of customers unsubscribe, historical write-offs, Public Sector and corporative customer creditworthiness and changes in the customer payment terms. If the financial condition of the customers were to deteriorate, the actual write-offs could be higher than expected.

In the absence of a Standard or an Interpretation that specifically applies to a particular transaction, Telecom Group’s Management carefully considers the IFRS general framework and valuation techniques generally applied in the telecommunication industry and uses its judgment to evaluate the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Telecom Group, reflect the economic substance of the transactions, be neutral, be prepared on a prudent basis and be completed in all material respects.

New Standards and Interpretations issued by the IASB not in force

As required by IAS 8, the IFRS issued by the IASB not in force as of the date of these consolidated financial statements are reported below and briefly summarized. These standards have not been adopted by the Company nor the Telecom Group.

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

NORTEL INVERSORA S.A.

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

Telecom Argentina has initiated a project to assess the impact of the application of IFRS 15. The Telecom Group sells- especially in the mobile business -, mobile services separately at a single price for each service plan or service package (usually monthly charges). Optionally, the subscriber can purchase the service packages or plans (at the single price at which they are sold) with a handset, at a price contractually established (with profit margin for Telecom Argentina). It is worth mentioning that Telecom Argentina does not actually sell handsets separately (for example, without a service plan), and the handsets prices fluctuate among subscribers’ categories according to Telecom Argentina’s marketing strategy in a very competitive context. Therefore, Telecom Argentina’s Management believes that the services and handsets list prices are evidence of such products fair values representing a source of information in the determination of the standalone selling price of its subscribers’ agreements compliance obligations.

However, there are other technical interpretations that consider that even in the described business conditions, handsets discounts contractually granted should be proportionally allocated between services and handsets chosen by subscribers on the basis of standalone selling price of each product or service. Such interpretations assume that one type of handset or service plan have an unique standalone selling price for all categories of subscribers or circumstances, which is not the case in many of the industries or economic activities. Such interpretations would generate that a same type of service plan (for example, unlimited subscription for $500 argentine pesos per month) was recognized as revenue for a different value than the contractual and fair value if the subscriber had chosen a premium or low handset, depending on the discount level that Telecom Argentina had decided to award to the handset in that specific operation (without any subsidy or zero revenue margin).

It should be mentioned that in 4Q16 Telecom Argentina reviewed certain conditions of customer contracts to adapt them to changes in the current legislation as explained in Note 3.i) to the consolidated financial statements.

With regards to handset subsidies occasionally granted by the Telecom Group to new postpaid subscribers, Management believes that the capitalization of such cost may be discontinued under IFRS 15 in light of the interpretations of the new standard. On the other hand, Management believes that commissions paid for the acquisition of postpaid and “Cuentas Claras” customers in the Mobile Segment and broadband customers in the Fixed Segment will continue to be capitalized under IFRS 15, because these costs are necessary to obtain new contracts with customers and only meeting the conditions for capitalization under the new standard. These preliminary conclusions are being analyzed. This process is expected to be finished during 2017.

It is worth mentioning that in April 2016 amendments were made to IFRS 15, without changing the underlying principles of the standard, but clarifying them. The amendment provides the way of: 1) identifying a performance obligation, 2) determining whether a company is a principal or agent, and 3) determining whether license revenues must be recognized at a point in time or over time. In addition, the standard adds the following exemptions: i) extends the possibility of not applying the standard to the registration of “complete contracts” to the date of transition and full contracts at the beginning of the oldest period presented; and (ii) it allows to not adjust a contract in relation to the amendments that are prior to the date of the oldest period presented, reflecting the cumulative effect when the satisfied and unsatisfied performance obligations can be identified, and when the transaction price and its allocation can be determined.

IFRS 15 is effective from annual periods beginning on January 1, 2018. Earlier application is permitted.

NORTEL INVERSORA S.A.

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

The new standard is effective for fiscal years beginning on or after January 1, 2019. Earlier application is permitted for companies that have adopted IFRS 15. During 2016 Telecom Argentina continued analyzing the impact that this new standard may have on the Group’s financial position, cash flows and results of operations.

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

The amendments are effective for fiscal years beginning on or after January 1, 2017. Earlier application is permitted. Telecom Argentina believes that this amendment will not have impacts on the Group’s financial position, cash flows and results of operations.

IFRIC 22 (Foreign Currency Transactions and Advance Consideration)

In December 2016 IFRIC 22 was issued.

IFRIC 22 clarifies the accounting providing the exchange rate to apply for transactions that include the receipt or payment of advance consideration. The interpretation provides that the date of transaction for determining the exchange rate in the initial recognition of an asset, income or expense (or a part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration (If there is more than one payment or receipt of advance consideration, the date of transactions is established for each payment or receipt of advance consideration).

IFRS 22 is effective from annual periods beginning on January 1, 2018. Earlier application is permitted. The adoption of these amendments will not have significant impacts on the statements of financial position, results of operations or cash flows of the Telecom Group.

NORTEL INVERSORA S.A.

Annual Improvements to IFRSs (2014-2016 Cycle)

In December 2016 the IASB published the Annual Improvements to IFRSs (Cycle 2014-2016), which introduce amendments to IFRS 1, IFRS 12, and IAS 28. The amendment to IFRS 1 is the deletion of short-term exceptions which have been included in the Annual improvements to IFRS (2012-2014 Cycle). The amendment to IFRS 12 clarifies the scope of the standard by including those entities classified as held for sale in accordance with IFRS 5, (maintaining certain exceptions to the disclosure required by IFRS 12). Finally, the amendment to IAS 28 clarifies that the election to measure at fair value provided by IFRS 9 is available for each investment in an associate, at initial recognition.

The amendments to IFRS 1 and IFRS 28 are effective for annual periods beginning on or after January 1, 2018 while the amendments to IFRS 12 are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The Telecom Group will not have significant impacts on the statements of financial position, results of operations or cash flows for applying this amendment.

Note 4 — Cash and cash equivalents and Investments. Additional information on the consolidated statements of cash flows

a)             Cash and cash equivalents and Investments

Cash and cash equivalents and investments consist of the following:

	As of December 31,
	2016	2015
Cash and cash equivalents
Cash	56	25
Banks	885	245
Time deposits	898	217
Lebacs at amortized cost	604	—
Other short-term investments	1,559	450
Total cash and cash equivalents	4,002	937
Investments
Current investments
Government bonds at fair value	1,456	616
Government bonds at fair value — dollar linked	—	576
Government bonds at amortized cost in foreign currency	3	—
Government bonds at amortized cost — dollar linked	—	133
Provincial government and Municipal bonds at amortized cost — dollar linked	13	74
Provincial government and Municipal bonds at amortized cost	9	31
Other short-term investments	270	—
Total current investments	1,751	1,430
Non-current investments
Government bonds at amortized cost in foreign currency	255	—
Government bonds at amortized cost — dollar linked	—	261
Provincial government and Municipal bonds at amortized cost — dollar linked	61	62
Provincial government and Municipal bonds at amortized cost	8	—
Tuves Paraguay S.A. shares purchase option	22	9
2003 Telecommunications Fund	1	1
Total non-current investments	347	333

b)             Additional information on the consolidated statements of cash flows

The Company and the Telecom Group apply the indirect method to conciliate the net income for the year with the cash flows generated by its operations.

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition) and bank overdrafts, which integrate the Company and the Telecom Group’s cash management and whose balances fluctuate according to the Telecom Group’s needs (as happened as of December 31, 2014). Bank overdrafts are disclosed in the statement of financial position as financial debts. During 2016 and 2015 bank overdrafts have been part of the permanent short-term financing structure of Personal, so, net funds requests under that method (with maturities less than three months) are included in financing activities.

	As of December 31,
	2016	2015	2014
Cash and cash equivalents	4,002	937	1,004
Financial debt - Bank overdrafts	—	—	(141)
Total cash and cash equivalents at year-end	4,002	937	863

NORTEL INVERSORA S.A.

Additional information on the breakdown of the net cash flow provided by operating activities is given below:

	Years ended December 31,
	2016	2015	2014
Collections
Collections from customers	55,928	41,930	34,396
Interests from customers	366	182	160
Interests from investments	84	220	421
Mobile operators collections	885	843	330
Subtotal	57,263	43,175	35,307
Payments
For the acquisition of goods and services and others	(17,145)	(12,793)	(7,832)
For the acquisition of inventories	(5,383)	(6,343)	(4,167)
Salaries and social security payables and severance payments	(9,119)	(6,889)	(5,149)
CPP payments	(393)	(413)	(475)
Income taxes (include tax returns and payments in advance)	(1,716)	(1,632)	(2,277)
Other taxes and taxes and fees with the Regulatory Authority	(10,744)	(7,785)	(8,907)
Foreign currency exchange differences related to the payments to suppliers	(1,433)	(502)	(777)
Inventory suppliers	(295)	(182)	(343)
PP&E suppliers	(1,467)	(188)	(311)
Other suppliers	(144)	(31)	(154)
NDF	473	(101)	31
Subtotal	(45,933)	(36,357)	(29,584)
Net cash flow provided by operating activities	11,330	6,818	5,723

•     Changes in assets/liabilities components:

	Years ended December 31,
	2016	2015	2014
Net decrease (increase) in assets
Trade receivables	(2,773)	(2,364)	(1,646)
Other receivables	273	(754)	(158)
Inventories	837	(1,522)	(50)
	(1,663)	(4,640)	(1,854)
Net increase (decrease) in liabilities
Trade payables	(1,390)	1,368	(408)
Deferred revenues	(58)	(48)	78
Salaries and social security payables	369	221	261
Other taxes payables	10	483	193
Other liabilities	61	30	32
Provisions (Note 17)	(174)	(163)	(119)
	(1,182)	1,891	37

Income tax paid consists of the following:

	Years ended December 31,
	2016	2015	2014
Tax returns and payments in advance	(1,366)	(1,439)	(2,079)
Other payments	(350)	(193)	(198)
Total payments of income tax	(1,716)	(1,632)	(2,277)

•     Main non-cash operating transactions:

	Years ended December 31,
	2016	2015	2014
Boden 2015 Bonds used to the acquisition of 3G/4G Licenses	—	—	439
Income tax withholding for dividends paid	—	—	22
Income tax offset with IDC	2	2	—
Offsetting of tax on personal property — on behalf of Shareholders	18	17	11
Income tax offset with VAT and internal taxes	—	50	—
Offsetting of other receivables with regulatory provisions	27	—	—
VAT offset with income tax payments	54	—	—
SAC acquisitions offset with trade receivables	305	212	362
Other receivables of PP&E sales offset with trade payables	25	—	—

NORTEL INVERSORA S.A.

•     Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2016	2015	2014
CAPEX (Note 8)	(9,632)	(6,396)	(4,304)
Acquisition of Materials (net transfers to CAPEX, Note 8)	(474)	(1,062)	(590)
Subtotal	(10,106)	(7,458)	(4,894)
Plus:
Payments of trade payables originated in prior years acquisitions	(4,832)	(1,367)	(1,551)
Less:
Acquisition of fixed assets through incurrence of trade payables	5,298	3,592	1,511
Assets retirement obligations	45	53	7
Mobile handsets lent to customers at no cost (i)	54	32	32
	(9,541)	(5,148)	(4,895)

(i)   Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2016	2015	2014
3G/4G Licenses acquisitions (Note 9)	—	(2,256)	(3,530)
Less:
Acquisition with Boden 2015 Bonds	—	—	439
	—	(2,256)	(3,091)

	Years ended December 31,
	2016	2015	2014
Other intangible assets acquisitions (Note 9)	(1,754)	(1,448)	(1,123)
Plus:
Payments of trade payables originated in prior years acquisitions	(201)	(116)	(103)
SAC acquisition offset with trade receivables	(305)	(212)	(362)
Less:
Acquisition of intangible assets through incurrence of trade payables	462	466	470
	(1,798)	(1,310)	(1,118)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2016	2015	2014
Government bonds acquisition	(971)	(1,049)	(1,201)
Sales of Government bonds	1,051	—	—
Government bonds collection	165	45	756
Other short-term investments	(265)	—	—
Argentine companies notes collection	—	28	112
Investments over 90 days maturity	—	—	10
Argentine companies notes acquisition	—	—	(16)
	(20)	(976)	(339)

•     Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

	Years ended December 31,
	2016	2015	2014
Bank overdrafts (Personal)	960	3,062	—
Bank overdrafts (Núcleo)	343	88	—
Bank overdrafts (Telecom Argentina)	41	—	—
Non-current notes (Personal — Note 12)	1,869	716	—
Non-current bank loans — IFC Loan (Personal — Note 12)	5,956	—	—
Bank loans — Other (Personal — Note 12)	—	346	—
Bank loans (Núcleo)	168	89	—
Total financial debt proceeds	9,337	4,301	—
Bank overdrafts (Personal)	(2,355)	—	—
Bank overdrafts (Núcleo)	(438)	—	—
Bank loans (Núcleo)	(143)	(31)	(12)
Total payment of debt	(2,936)	(31)	(12)

NORTEL INVERSORA S.A.

	Years ended December 31,
	2016	2015	2014
Bank overdrafts (Personal)	(1,126)	(405)	(3)
Bank overdrafts (Telecom Argentina)	(117)	—	—
Interests on Notes and related expenses (Personal)	(205)	(3)	—
Interests on bank loans and related expenses (Personal)	(63)	(37)	—
Interest on bank loans (Núcleo)	(62)	(26)	(26)
Total payment of interest and related expenses	(1,573)	(471)	(29)

Dividends paid by company breakdown are as follows:

	Years ended December 31,
	2016	2015	2014
Nortel	1,092	570	549
ABC Telecomunicaciones	—	45	53
Telecom Argentina non-controlling interest	888	357	534
Tax withholdings on dividends paid by to shareholders	—	—	66
	1,980	972	1,202

Cash dividends from Nortel

•                  Fiscal year 2016

The Company’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2016, provided, among other things, to constitute a “Voluntary reserve for future dividends payments” in the amount of $1,891, delegating into the Company’s Board of Directors the authority to determine the timing and the terms and conditions of the reversal of such Reserve and its application for cash dividends payment.

The Company’s Board of Directors, at its meeting held on April 29, 2016, resolved to partially reverse the “Voluntary reserve for future dividends payments” in the amount of $380 and distribute such amount in cash dividends to the “Class B” Preferred Shares and to the Ordinary Shares in the amount of approximately $186 (equivalent to $126.5 pesos per share) and $194 (equivalent to $36.4 pesos per share), respectively, which were available to the shareholders since May 17, 2016. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $19 and (ii) tax on personal property — on behalf of shareholders withholdings in the amount of $10.

The Company’s Board of Directors, at its meeting held on August 9, 2016, resolved to partially reverse the “Voluntary reserve for future dividends payments” in the amount of $172 and distribute such amount in cash dividends to the “Class B” Preferred Shares and to the Ordinary Shares in the amount of approximately $84 (equivalent to $57.3 pesos per share) and $88 (equivalent to $16.5 pesos per share), respectively, which were available to the shareholders since August 30, 2016.

Cash dividends in advance

The Company’s Board of Directors, at its meeting held on October 24, 2016, resolved to distribute cash dividends in advance in the amount of $540, of which $264 million (equivalent to $179.9 pesos per share) corresponds to “Class B Preferred Shares” and $276 (equivalent to $51.7 pesos per share) correspond to Ordinary Shares. Mentioned cash dividends were subject to subsequent Shareholders’ Meeting approval, in accordance with legal regulations in force, and were available to the shareholders since November 7, 2016.

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

NORTEL INVERSORA S.A.

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

Cash dividends from Telecom Argentina

•                  Fiscal year 2016

Telecom Argentina’s Board of Directors’ Meeting held on April 29, 2016, resolved to allocate $2,000 of the “Reserve for future cash dividends payments” (equivalent to $2.06 pesos per outstanding share) to a cash dividend distribution in two installments: $700 that was available to shareholders since May 13, 2016 and $1,300 that was available to shareholders since August 26, 2016. From total amount paid by Telecom Argentina, $888 corresponds to non-controlling shareholders.

•                  Fiscal year 2015

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 29, 2015, approved the payment of cash dividends of $804 (equivalent to $0.83 pesos per outstanding share), which was made available to shareholders since May 11, 2015. From total amount paid by Telecom Argentina, $357 corresponds to non-controlling shareholders.

•                  Fiscal year 2014

During 1Q14 Telecom Argentina paid $44 related to withholdings on dividends paid to its non-controlling shareholders by the end of 2013 in order to comply with its tax obligations. The amounts paid finally corresponded to: (i) income tax withholdings on dividends paid to its non-controlling shareholders during December 2013 in the amount of $17 and (ii) dividends paid to its non-controlling shareholders in the amount of $27.

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 29, 2014, approved, in its second tranche of deliberations held on May 21, 2014, the payment of a $1,202 cash dividend (equivalent to $1.22 pesos per outstanding share) in two equal installments of $601. The first installment was made available to shareholders on June 10, 2014. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $11 and (ii) recovery of tax on personal property — on behalf of shareholders withholdings in the amount of $10.

The Telecom Argentina’s Board of Directors, at its meeting held on September 9, 2014, approved the payment of the second installment of cash dividends amounting to $601 as from September 22, 2014. The dividends were paid before September 30, 2014, net of income tax withholdings on dividends for $11 (which were paid to the Tax Authority later). From total amount paid by Telecom Argentina, $668 corresponds to non-controlling shareholders.

NORTEL INVERSORA S.A.

Núcleo’s Dividends Distribution

•                  Fiscal year 2015

Núcleo’s shareholders, at their meeting held on March 26, 2015, approved the distribution of cash dividends for an amount equivalent to $63 (that correspond to 35,000 million of Guaraníes translated to argentine pesos at the exchange rate of the approval day), with the following schedule of payments:

The Ordinary Shareholders’ Meeting also delegate in Nucleo’s Board of Directors the possibility and opportunity of distribution of a second cash dividends for an amount of up to 35,000 million of Guaraníes (equivalent to approximately $80).

Finally, Núcleo’s Board of Directors, at their meeting held on December 17, 2015, approved the distribution of cash dividends for an amount $80 (that correspond to 35,000 million of Guaraníes translated to argentine pesos at the exchange rate of the approval day). According to this, the total dividends amount paid during 2015 was as follows:

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

(*) Correspond to 90,000 million of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval. As of the payment date, the amounts were 110 and 53, respectively.

d)   Additional information required by IAS 7

In January 2016, IAS 7 was amended through the incorporation of paragraphs 44A to 44E. This amendment included additional information requirements that allow financial statements’ users to assess changes in liabilities generated by financing activities. Although these disclosures are mandatory for annual periods beginning on or after January 1, 2017, the Telecom Group’s Management has adopted the early application option set forth in IAS 7. Reconciliation between the opening and closing balances of liabilities generated by financing activities is disclosed below.

NORTEL INVERSORA S.A.

	Balances as of December 31, 2015	Transfers	Cash Flows	Accrued interests	Exchange differences and currency translation adjustments	Balances as of December 31, 2016
Bank overdrafts — Personal	3,062	—	(1,396)	—	—	1,666
Bank overdrafts — Telecom Argentina	—	—	41	—	—	41
Bank overdrafts — Núcleo	84	—	(95)	—	11	—
Bank loans — principal (Personal)	—	509	—	—	111	620
Bank loans — principal (Núcleo)	193	85	(61)	—	2	219
Notes — principal (Personal)	—	566	—	—	—	566
NDF	—	—	—	—	2	2
Accrued interests	112	—	(1,573)	1,613	—	152
Total current financial debt (Note 12)	3,451	1,160	(3,084)	1,613	126	3,266
Notes — principal (Personal)	713	(566)	1,869	—	68	2,084
Bank loans — Other - principal (Personal)	509	(509)	—	—	—	—
Bank loans — IFC Loan - principal (Personal)	—	—	5,956	—	278	6,234
Bank loans — principal (Núcleo)	227	(85)	87	—	99	328
Total non-current financial debt (Note 12)	1,449	(1,160)	7,912	—	445	8,646

Total financial debt	4,900	—	(a) 4,828	1,613	571	11,912

(a)         Correspond to $9,337 of debt proceeds, $2,936 of principal payments and $1,573 of interest payments.

Note 5 — Trade receivables

Trade receivables consist of the following:

	As of December 31,
	2016	2015
Current trade receivables
Fixed services	1,805	1,449
Personal mobile services — equipment sales	3,805	2,659
Personal mobile services — services sales	2,329	1,759
Núcleo mobile services	271	182
Subtotal	8,210	6,049
Allowance for doubtful accounts	(633)	(386)
	7,577	5,663
Non-current trade receivables
Fixed services	14	17
Personal mobile services — equipment sales	—	300
Núcleo mobile services — equipment sales	194	164
	208	481
Total trade receivables, net	7,785	6,144

Movements in the allowance for current doubtful accounts are as follows:

	Years ended December 31,
	2016	2015
At the beginning of the fiscal year	(386)	(292)
Additions —Bad debt expenses	(1,228)	(564)
Uses	989	480
Currency translation adjustments	(8)	(10)
At the end of the year	(633)	(386)
Of which
Fixed Services	(176)	(124)
Mobile Services — Personal	(441)	(253)
Mobile Services — Núcleo	(16)	(9)

NORTEL INVERSORA S.A.

Note 6 — Other receivables

Other receivables consist of the following:

	As of December 31,
	2016	2015
Current other receivables
Prepaid expenses	621	346
Expenditure reimbursement	126	95
Tax credits	46	165
Restricted funds	33	26
Receivables for return of handsets under warranty	29	9
PP&E disposal receivables	18	26
Guarantee deposits	10	5
Tax on personal property — on behalf of Shareholders	8	25
Non deliverable forward (Note 20)	2	466
Unionized employees advances	—	57
Prepaid expenses related parties (Note 27.c)	—	36
Other	140	115
Subtotal	1,033	1,371
Allowance for doubtful accounts	(21)	(25)
	1,012	1,346
Non-current other receivables
Prepaid expenses	260	166
Credit on SC Resolution No. 41/07 and IDC (Note 2.p and q)	57	84
Restricted funds	33	32
Tax on personal property — on behalf of Shareholders	31	31
Tax credits	28	29
Regulatory receivables (Paraguay)	27	22
Guarantee deposits	12	12
Other	19	28
Subtotal	467	404
Allowance for regulatory matters (Note 2 p. and q)	(57)	(84)
Allowance for tax on personal property — on behalf of Shareholders	(31)	(31)
Allowance for tax credits	(17)	(17)
	362	272
Total other receivables	1,374	1,618

Movements in the allowances are as follows:

	Years ended December 31,
Current allowance for doubtful accounts	2016	2015
At the beginning of the year	(25)	(23)
Additions	—	(5)
Uses	4	3
At the end of the year	(21)	(25)

	Years ended December 31,
Non-current allowance for regulatory matters	2016	2015
At the beginning of the year	(84)	(85)
Compensation of Telecom Argentina’s regulatory liabilities	27	—
Uses	—	1
At the end of the year	(57)	(84)

	Years ended December 31,
Non-current allowance for tax on personal property — on behalf of Shareholders	2016	2015
At the beginning of the year	(31)	(31)
Additions	—	—
At the end of the year	(31)	(31)

	Years ended December 31,
Non-current allowance for tax credits	2016	2015
At the beginning of the year	(17)	(17)
Additions	—	—
At the end of the year	(17)	(17)

NORTEL INVERSORA S.A.

Note 7 — Inventories

Inventories consist of the following:

	As of December 31,
	2016	2015
Mobile handsets and others	1,321	2,218
Advances for mobile handsets acquisitions	—	47
Fixed telephones and equipment	11	14
Subtotal	1,332	2,279
Allowance for obsolescence of inventories	(54)	(86)
	1,278	2,193

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2016	2015
At the beginning of the year	(86)	(73)
Additions — Fees for services, maintenance and materials	(45)	(38)
Uses	77	25
At the end of the year	(54)	(86)

Sale and cost of equipment and handsets by business segment is as follows:

	Years ended December 31,
	2016	2015	2014
Fixed Services - excluding network construction contracts	91	61	46
Fixed Services - network construction contracts	—	—	7
Cost of equipment and handsets — Fixed Services	(136)	(82)	(72)
Total equipment loss — Fixed Services	(45)	(21)	(19)
Mobile Services — Personal	7,535	5,796	4,920
Cost of equipment and handsets — Mobile Services Personal (net of SAC capitalizations)	(5,749)	(4,328)	(3,959)
Total equipment gain — Mobile Services — Personal	1,786	1,468	961
Mobiles Services — Núcleo	260	159	90
Cost of equipment and handsets — Mobile Services Núcleo (net of SAC capitalizations)	(303)	(185)	(112)
Total equipment loss — Mobile Services — Núcleo	(43)	(26)	(22)
Total equipment and handsets sale	7,886	6,016	5,063
Total cost of equipment and handsets (net of SAC capitalizations)	(6,188)	(4,595)	(4,143)
Total income for sale of equipment and handsets	1,698	1,421	920

Cost of equipment and handsets is as follows:

	Years ended December 31,
	2016	2015	2014
Inventories at the beginning of the year	(2,279)	(794)	(857)
Plus:
Equipment acquisitions	(5,491)	(6,233)	(4,262)
SAC deferred costs (Note 3.i)	130	93	103
Decreases net of allowance of obsolescence	49	25	46
Handsets lent to customers at no cost	54	32	32
Decreases not charged to cost of equipment	17	3	1
Less:
Inventories at the end of the year	1,332	2,279	794
Cost of equipment and handsets	(6,188)	(4,595)	(i) (4,143)

(i) Includes 6 related to equipment construction contracts.

NORTEL INVERSORA S.A.

Note 8 — Property, plant and equipment

PP&E consist of the following:

	As of December 31,
	2016	2015
Land, buildings and installations	1,310	1,088
Computer equipment and software	2,265	1,885
Switching and transmission equipment (i)	5,614	4,368
Mobile network access and external wiring	9,078	5,643
Construction in progress	2,915	3,015
Other tangible assets	704	567
Subtotal PP&E	21,886	16,566
Materials	1,629	1,652
Valuation allowance for materials and impairment of materials	(68)	(52)
Impairment of PP&E	(282)	(203)
Total	23,165	17,963

(i) Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.

Movements in Materials are as follows:

	Years ended December 31,
	2016	2015
At the beginning of the year	1,652	872
Plus:
Purchases	3,647	2,950
Less:
Transfers to CAPEX	(3,173)	(1,888)
Disposal for maintenance	(507)	(294)
Currency translation adjustments	10	12
At the end of the year	1,629	1,652

Movements in the valuation allowance for materials and impairment of materials are as follows:

	Years ended December 31,
	2016	2015
At the beginning of the year	(52)	(24)
Additions — Fees for services, maintenance and materials	(16)	(28)
At the end of the year	(68)	(52)

Movements in the impairment of PP&E are as follows:

	Years ended December 31,
	2016	2015
At the beginning of the year	(203)	(100)
Additions	(383)	(230)
Depreciation (i)	—	1
Uses	304	126
At the end of the year	(282)	(203)

(i) Included in depreciation of PP&E.

NORTEL INVERSORA S.A.

Details on the nature and movements during the years ended December 31, 2016 and 2015 are as follows:

	Gross value as of December 31, 2015	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2016
Land	149	—	2	—	—	151
Building	1,771	—	11	95	—	1,877
Tower and pole	1,238	—	82	377	—	1,697
Transmission equipment	6,880	64	147	959	(40)	8,010
Mobile network access	5,242	128	250	3,435	(612)	8,443
External wiring	10,208	—	—	1,407	(86)	11,529
Switching equipment	7,791	75	272	830	(52)	8,916
Power equipment	1,449	—	60	220	(2)	1,727
Computer equipment and systems	9,663	28	408	1,304	(2)	11,401
Telephony equipment and instruments	806	—	3	37	(1)	845
Handsets lent to customers at no cost	505	54	99	—	(115)	543
Equipment lent to customers at no cost	190	150	—	3	(76)	267
Vehicles	380	56	7	—	(14)	429
Furniture	165	2	9	26	—	202
Installations	905	—	15	252	—	1,172
Improvements in third parties buildings	574	8	40	133	—	755
Special projects	77	—	—	12	—	89
Construction in progress	3,015	9,022	22	(9,090)	(54)	2,915
Asset retirement obligations	141	45	3	—	—	189
Total	51,149	9,632	1,430	—	(*) (1,054)	61,157

	Accumulated depreciation as of December 31, 2015	Depreciation	Currency translation adjustments	Decreases	Accumulated depreciation as of December 31, 2016	Net carrying value as of December 31, 2016
Land	—	—	—	—	—	151
Building	(1,134)	(41)	4	—	(1,171)	706
Tower and pole	(596)	(77)	(39)	—	(712)	985
Transmission equipment	(5,265)	(476)	(87)	35	(5,793)	2,217
Mobile network access	(3,210)	(877)	(147)	324	(3,910)	4,533
External wiring	(6,597)	(472)	—	85	(6,984)	4,545
Switching equipment	(6,327)	(856)	(211)	52	(7,342)	1,574
Power equipment	(921)	(97)	(34)	2	(1,050)	677
Computer equipment and systems	(7,778)	(997)	(363)	2	(9,136)	2,265
Telephony equipment and instruments	(773)	(15)	(2)	1	(789)	56
Handsets lent to customers at no cost	(475)	(50)	(98)	115	(508)	35
Equipment lent to customers at no cost	(101)	(116)	—	76	(141)	126
Vehicles	(183)	(47)	(4)	11	(223)	206
Furniture	(128)	(11)	(7)	—	(146)	56
Installations	(603)	(102)	(14)	—	(719)	453
Improvements in third parties buildings	(403)	(98)	(28)	—	(529)	226
Special projects	(34)	(13)	—	—	(47)	42
Construction in progress	—	—	—	—	—	2,915
Asset retirement obligations	(55)	(13)	(3)	—	(71)	118
Total	(34,583)	(4,358)	(1,033)	(*) 703	(39,271)	21,886

(*) Includes 288 of net decreases with counterpart in uses of provision corresponding to Personal’s access swap and 16 related to former work in progress decreases.

NORTEL INVERSORA S.A.

	Gross value as of December 31, 2014	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2015
Land	147	—	2	—	—	149
Building	1,706	1	9	57	(2)	1,771
Tower and pole	991	—	63	184	—	1,238
Transmission equipment	6,120	37	114	611	(2)	6,880
Mobile network access	3,937	99	193	1,042	(29)	5,242
External wiring	9,197	—	—	1,047	(36)	10,208
Switching equipment	6,924	66	228	587	(14)	7,791
Power equipment	1,299	—	47	104	(1)	1,449
Computer equipment and systems	8,250	15	323	1,085	(10)	9,663
Telephony equipment and instruments	793	—	2	11	—	806
Handsets lent to customers at no cost	497	32	80	—	(104)	505
Equipment lent to customers at no cost	156	95	—	—	(61)	190
Vehicles	264	130	5	—	(19)	380
Furniture	151	—	7	7	—	165
Installations	802	—	12	92	(1)	905
Improvements in third parties buildings	471	2	29	72	—	574
Special projects	62	—	—	15	—	77
Construction in progress	2,184	5,866	21	(4,914)	(142)	3,015
Asset retirement obligations	87	53	1	—	—	141
Total	44,038	6,396	1,136	—	(**) (421)	51,149

	Accumulated depreciation as of December 31, 2014	Depreciation	Currency translation adjustments	Decreases and transfers	Accumulated depreciation as of December 31, 2015	Net carrying value as of December 31, 2015
Land	—	—	—	—	—	149
Building	(1,094)	(33)	(7)	—	(1,134)	637
Tower and pole	(512)	(53)	(31)	—	(596)	642
Transmission equipment	(4,876)	(324)	(67)	2	(5,265)	1,615
Mobile network access	(2,630)	(493)	(111)	24	(3,210)	2,032
External wiring	(6,231)	(393)	—	27	(6,597)	3,611
Switching equipment	(5,650)	(520)	(171)	14	(6,327)	1,464
Power equipment	(818)	(77)	(26)	—	(921)	528
Computer equipment and systems	(6,692)	(811)	(285)	10	(7,778)	1,885
Telephony equipment and instruments	(761)	(10)	(2)	—	(773)	33
Handsets lent to customers at no cost	(471)	(30)	(78)	104	(475)	30
Equipment lent to customers at no cost	(75)	(87)	—	61	(101)	89
Vehicles	(164)	(33)	(3)	17	(183)	197
Furniture	(113)	(10)	(5)	—	(128)	37
Installations	(516)	(77)	(11)	1	(603)	302
Improvements in third parties buildings	(306)	(76)	(21)	—	(403)	171
Special projects	(23)	(11)	—	—	(34)	43
Construction in progress	—	—	—	—	—	3,015
Asset retirement obligations	(45)	(9)	(1)	—	(55)	86
Total	(30,977)	(3,047)	(819)	(**) 260	(34,583)	16,566

(**) Includes 126 of net decreases with counterpart in uses of provision corresponding to the impairment of commercial systems of Personal, mobile access swap and former work in progress.

Note 9 — Intangible assets

Intangible assets consist of the following:

	Gross value as of December 31, 2015	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2016
SAC fixed services	234	137	—	(145)	226
SAC mobile services	2,157	1,544	30	(893)	2,838
Service connection or habilitation costs	208	41	—	(27)	222
3G/4G licenses	5,786	—	—	—	5,786
PCS license (Argentina)	658	—	—	—	658
PCS and Band B (Paraguay)	774	—	177	—	951
Rights of use	425	32	6	—	463
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	566	—	35	—	601
Total	10,851	1,754	248	(1,065)	11,788

NORTEL INVERSORA S.A.

	Accumulated amortization as of December 31, 2015	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2016	Net carrying value as of December 31, 2016
SAC fixed services	(118)	(157)	—	145	(130)	96
SAC mobile services	(1,001)	(1,288)	(15)	893	(1,411)	1,427
Service connection or habilitation costs	(101)	(29)	—	27	(103)	119
3G/4G licenses	(343)	(338)	—	—	(681)	5,105
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B (Paraguay)	(774)	—	(177)	—	(951)	—
Rights of use	(190)	(27)	(2)	—	(219)	244
Exclusivity agreements	(28)	(1)	—	—	(29)	12
Customer relationship	(1)	—	—	—	(1)	1
Software developed for internal use	(566)	—	(35)	—	(601)	—
Total	(3,192)	(1,840)	(229)	1,065	(4,196)	7,592

	Gross value as of December 31, 2014	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2015
SAC fixed services	177	158	—	(101)	234
SAC mobile services	1,382	1,206	24	(455)	2,157
Service connection or habilitation costs	207	36	—	(35)	208
3G/4G licenses	3,530	2,256	—	—	5,786
PCS license (Argentina)	658	—	—	—	658
PCS and Band B (Paraguay)	634	—	140	—	774
Rights of use	372	48	5	—	425
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	537	—	29	—	566
Total	7,540	3,704	198	(591)	10,851

	Accumulated amortization as of December 31, 2014	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2015	Net carrying value as of December 31, 2015
SAC fixed services	(84)	(135)	—	101	(118)	116
SAC mobile services	(562)	(882)	(12)	455	(1,001)	1,156
Service connection or habilitation costs	(108)	(28)	—	35	(101)	107
3G/4G licenses	(19)	(324)	—	—	(343)	5,443
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B (Paraguay)	(634)	—	(140)	—	(774)	—
Rights of use	(168)	(21)	(1)	—	(190)	235
Exclusivity agreements	(27)	(1)	—	—	(28)	13
Customer relationship	—	(1)	—	—	(1)	1
Software developed for internal use	(537)	—	(29)	—	(566)	—
Total	(2,209)	(1,392)	(182)	591	(3,192)	7,659

Note 10 — Trade payables

Trade payables consist of the following:

• purchase of materials and supplies;

• purchase of handsets and equipment;

• agent and retails commissions;

• procurement of services; and

• purchase of goods included in PP&E.

	As of December 31,
	2016	2015
Current trade payables
PP&E	4,496	5,068
Other assets and services	3,424	2,946
Inventory	676	1,335
	8,596	9,349
Agent commissions	385	525
	8,981	9,874
Non-current trade payables
PP&E	152	52
	152	52
Total trade payables	9,133	9,926

NORTEL INVERSORA S.A.

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

• the advanced collection of revenues from services of international capacity; and

• subsidies received for the construction of infrastructure which are deferred in the same period of amortization of the related works.

	As of December 31,
	2016	2015
Current deferred revenues
On prepaid calling cards — Fixed and Mobile Services	261	312
On connection fees — fixed services	35	35
On capacity rental	41	47
On mobile customer loyalty programs	87	78
From CONATEL — mobile services Núcleo (Note 18.d)	4	5
Other	15	—
	443	477
Non-current deferred revenues
On capacity rental — Fixed Services	252	290
On connection fees — Fixed services	87	79
On mobile customer loyalty programs	106	84
From CONATEL - mobile services Núcleo (Note 18.d)	—	4
	445	457
Total deferred revenues	888	934

Note 12 — Financial debt

Financial debt consists of the following:

	As of December 31,
	2016	2015
Current financial debt
Bank overdrafts — principal (Personal)	1,666	3,062
Bank overdrafts — principal (Telecom Argentina)	41	—
Bank overdrafts — principal (Núcleo)	—	84
Bank loans — Other — principal (Personal)	620	—
Bank loans — principal (Núcleo)	219	193
Notes — principal (Personal)	566	—
NDF (Note 20)	2	—
Accrued interest (Personal)	145	104
Accrued interest (Núcleo)	7	8
	3,266	3,451
Non-current financial debt
Notes — principal (Personal)	2,084	713
Bank loans — IFC Loan — principal (Personal)	6,234	—
Bank loans — Other — principal (Personal)	—	509
Bank loans — principal (Núcleo)	328	227
	8,646	1,449
Total financial debt	11,912	4,900

Bank overdrafts

As of December 31, 2016, Personal had bank overdrafts amounting to $1,666, of which $1,537 bear interests at an average annual rate of approximately 30.3%.

Telecom Argentina has bank overdrafts in the amount of approximately $41.

Additional information is provided in Note 31 to these consolidated financial statements.

Bank and other financing entities loans

Personal

On January 28, 2015, Personal entered into a loan with a foreign bank for a total amount of US$40.8 million (equivalent to $353 at such date). This loan is a 27-months bullet loan with three-month interest payment at a weighted average rate of three-month LIBOR plus 8.75% (total rate of 9.6309% as of December 31, 2016).

NORTEL INVERSORA S.A.

The terms and conditions of the loan include covenants and events of default that are usual for this type of transaction.

The funds were totally used for the acquisition of inventories.

On July 5, 2016, Personal had accepted an offer from the International Finance Corporation (IFC) for the assessment and transfer of funds for purposes of financing investment needs, work capital and debt refinancing for an amount of up to US$ 400 million.

On October 5, 2016 Personal and the IFC signed the loan agreement (“IFC Loan”) for an amount of US$ 400 million and for a six year period, payable in 8 equal half-yearly installments since the 30th month, with a 6 month LIBOR rate + 400bp. This loan will be used to deploy the 4G network and refinance short-term financial liabilities. The loan terms include standard commitments and limitations for this type of financial transactions.

On October 26, 2016 Personal received the loan proceeds for an amount of US$ 392.5 million (net of expenses of US$ 7.5 million), equivalent to $5,956.

Additional information on both bank loans is provided in Note 31 to these consolidated financial statements.

Núcleo

The following table shows the outstanding loans with different local financing entities in Paraguay and their main terms as of December 31, 2016:

Principal nominal value (in	Amortization	Book value
million of Guaraníes)	term	Current	Non-current
100,000	3 years	55	219
50,000	2.7 years	27	109
50,000	3 months	137	—
200,000		219	328

The weighted average annual rate of these loans is 9.42% in Guaraníes and the weighted average amortization term of these loans is approximately 2 years.

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

Personal

The Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, had approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV had authorized such Program, through Resolution No. 16,670.

Personal’s Ordinary Shareholders’ Meeting held on May 26, 2016 authorized to extend the due date and expand the Program’s maximum circulation amount up to US$ 1,000 million or its equivalent in other currencies.

On October 20, 2016, the CNV authorized the extension and expansion of the mentioned Program through Resolution No. 18,277. Within such Program, Personal issued notes in four series under the following conditions:

NORTEL INVERSORA S.A.

Series I

Issuance date: December 10, 2015.

Amount involved: $571,505,000 argentine pesos.

Expiration Date: 18 months from its issuance date (June 12, 2017).

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on their maturity date.

Interest rate: Series I notes bear interest from its issuance date until the sixth month maturity (inclusive) at a nominal fixed annual rate equivalent to 28.5% per annum and since the beginning of the seventh month until its maturity date will bear at a floating rate equivalent to the Badlar Privada rates published by the BCRA plus 3.75% per annum.

Interest Payment Date: Interest were paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

Series II

Issuance date: 1 December 10, 2015.

Amount involved: $149,000,000 argentine pesos.

Expiration Date: 36 months from its issuance date (December 10, 2018).

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on their maturity date (December 10, 2018).

Interest rate: Series II notes bear interest from its issuance date until the ninth month maturity (inclusive) at a nominal fixed annual rate equivalent to 28.75% per annum and since the beginning of the tenth month until its maturity date will bear at a floating rate equivalent to the Badlar Privada rates published by the BCRA plus 4.00% per annum.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

Series III

Issuance date: November 16, 2016.

Amount involved: $721,969,404.

Expiration Date: 18 months from its issuance date (May 16, 2018).

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on their maturity date (May 16, 2018).

Interest rate: Series III notes bear interest from its issuance date until their maturity date at a nominal floating annual rate equivalent to the Badlar Privada rates published by the BCRA plus 2.90% per annum.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

Series IV

Issuance date: November 16, 2016.

Amount involved: US$ 77,900,400.

Expiration Date: 24 months from its issuance date (November 16, 2018).

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on their maturity date (November 16, 2018).

Interest rate: Series IV notes bear interest from its issuance date until their maturity date at a nominal fixed annual rate equivalent to 4.85%.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

NORTEL INVERSORA S.A.

Use of Funds

The funds arising from the Series I and II notes placement were used for the partial settlement of bank overdrafts that Personal had taken to finance the acquisition of 3G and 4G frequencies bands. Funds from notes placement have been applied to “debt refinancing”.

The funds arising from the Series III and IV notes were used for local bank overdrafts cancellation (“refinancing of liabilities”).

Notes Rating

The mentioned notes have a local risk rating awarded by FIX SCR S.A. of “AA+(arg)” with a stable outlook. National “AA” involves a solid credit quality with respect to other note’s issuers of the country or other notes issued in the country.

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

•                  final court sentence dictamination (including seizure, executions of property, and similar court decisions) for an amount of at least US$ 20 million;

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

According to the terms of the notes issued if any case of non-compliance is verified, the debt holders are allowed to demand the payment of the outstanding amount of capital and accrued interest at the time of non-compliance (“acceleration clause”). The application of this clause is generally optional for the debt holders and it is subject to compliance of certain requirements and conditions.

As of the date of issuance of these consolidated financial statements, Personal and Núcleo are in compliance with their respective loans agreements’ commitments.

Note 13 — Salaries and social security payables

Salaries and social security payables include unpaid salaries, vacation and bonuses and its related social security contributions and termination benefits.

As of December 31, 2016, the total number of employees of the Company and the Telecom Group was 15,973 (15,970 of the Telecom Group and 3 of the Company), of which approximately 80% were unionized. All Management and senior positions of the Company and the Telecom Group are held by non-unionized employees.

	As of December 31,
	2016	2015	2014
Fixed services	10,901	10,903	11,056
Personal Mobile services	4,661	4,908	4,958
Núcleo Mobile services	408	413	402
Nortel	3	5	5
Total number of employees of the Company and the Telecom Group	15,973	16,229	16,421

In the field of compensation policy for Directors and Managers, the Telecom Group and the Company have a scheme that includes fixed and variable components. While fixed compensation is dependent upon the level of responsibility required for the position and its market competitiveness, variable compensation is comprised of compensation driven by the goals established on an annual basis and also by compensation regarding the fulfillment of long and medium term goals.

The Telecom Group and the Company have no stock option plans for their employees.

NORTEL INVERSORA S.A.

Salaries and social security payables consist of the following:

	As of December 31,
	2016	2015
Current
Vacation and bonuses	1,103	850
Social security payables	383	324
Termination benefits	125	88
	1,611	1,262
Non-current
Termination benefits	144	117
Bonuses	40	40
	184	157
Total salaries and social security payables	1,795	1,419

Compensation for the Telecom Group’s Key Managers for the years ended December 31, 2016, 2015 and 2014 is shown in Note 27.e).

Employee benefit expenses and severance payments are composed of:

	Years ended December 31,
	2016	2015	2014
Salaries	(6,959)	(5,171)	(3,998)
Social security expenses	(2,148)	(1,642)	(1,259)
Severance indemnities and termination benefits	(522)	(319)	(242)
Other employee benefits	(178)	(126)	(96)
	(9,807)	(7,258)	(5,595)

Note 14 — Income tax payables, income tax assets and deferred income tax

Income tax asset and liability, net as of December 31, 2016 and 2015 consist of the following:

	As of December 31, 2016						As of
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total	December 31, 2015

Income tax payables	11	465	1,586	29	11	2,102	1,733
Withholdings and payments in advance of income taxes	(8)	(275)	(1,077)	(15)	(5)	(1,380)	(1,288)
Law No. 26,476 Tax Regularization Regime (*)	—	5	—	—	—	5	5
Current income tax liability, net	3	195	509	14	6	727
Current income tax liability, net as of December 31, 2015	11	5	407	27	—		450

Law No. 26,476 Tax Regularization Regime (*)	—	7	—	—	—	7	10
Non-current Income tax liability	—	7	—	—	—	7	10

(*) Tax liability valuated to its discount value at each time of valuation.

The tax effects of temporary differences that give rise to significant portions of the Company and the Telecom Group’s deferred tax assets and liabilities and the actions for recourse tax receivable are presented below:

	Income tax assets			Deferred tax liabilities
As of December 31, 2016	Telecom Argentina	Telecom USA	Total	The Company	Personal	Núcleo	Total
Allowance for doubtful accounts	86	2	88	—	271	16	287
Provisions	341	—	341	—	149	—	149
PP&E	—	1	1	—	—	13	13
Inventory	—	—	—	—	120	—	120
Termination benefits	82	—	82	—	—	—	—
Deferred revenues	85	—	85	—	—	—	—
Pension benefits	(*) 57	—	57	—	—	—	—
Other deferred tax assets, net	120	—	120	—	—	1	1
Total deferred tax assets	771	3	774		540	30	570
PP&E	(477)	—	(477)	—	(205)	—	(205)
Intangible assets	(83)	—	(83)	—	(584)	—	(584)
Cash dividends from foreign companies	—	—	—	—	(**) (150)	(44)	(194)
Mobile handsets financed sales	—	—	—	—	(84)	—	(84)
Investments	—	—	—	(2)	(4)	—	(6)
Other deferred tax liabilities, net	—	—	—	—	(68)	—	(68)
Total deferred tax liabilities	(560)	—	(560)	(2)	(1,095)	(44)	(1,141)
Total deferred tax asset (liability), net	(***) 211	3	214	(2)	(***) (555)	(****) (14)	(571)

Telecom Argentina’s actions for recourse tax receivable	466	—	466
Total income tax assets	677	3	680

(*)	Include 8 in Other Comprehensive Income for the year ended December 31, 2016.
(**)	Include (20) in Other Comprehensive Income for the year ended December 31, 2016.
(***)	Include 10 y (65) in Telecom Argentina y Personal, respectively, corresponding to temporary differences reversals as a consequence of 2015 affidavits filings.
(****)	Include (42) corresponding to current liabilities reclassifications and 9 corresponding to initial balances currency translation adjustments.

NORTEL INVERSORA S.A.

	Income tax assets				Deferred tax liabilities
As of December 31, 2015	Telecom Argentina	Núcleo	Telecom USA	Total	The Company	Personal	Total
Allowance for doubtful accounts	61	8	1	70	—	151	151
Provisions	314	—	—	314	—	129	129
PP&E	—	14	—	14	—	—	—
Inventory	—	—	—	—	—	99	99
Termination benefits	65	—	—	65	—	—	—
Deferred revenues	73	—	—	73	—	—	—
Pension benefits	33	—	—	33	—	—	—
Other deferred tax assets, net	78	4	—	82	—	—	—
Total deferred tax assets	624	26	1	651	—	379	379
PP&E	(390)	—	(1)	(391)	—	(260)	(260)
Intangible assets	(86)	—	—	(86)	—	(478)	(478)
Cash dividends from foreign companies	—	(6)	—	(6)	(3)	(113)	(113)
Investments	—	—	—	—	—	(61)	(64)
Other deferred tax liabilities, net	—	(1)	—	(1)	—	(17)	(17)
Total deferred tax liabilities	(476)	(7)	(1)	(484)	(3)	(929)	(932)
Total deferred tax asset (liability), net	148	19	—	167	(3)	(550)	(553)

Telecom Argentina’s action for recourse tax receivable	98	—	—	98
Total income tax assets	246	19	—	265

Income tax expense for the years ended December 31, 2016, 2015 and 2014 consists of the following:

	Year ended December 31, 2016
	Profit (loss)
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total
Current tax expense	(11)	(465)	(1,586)	(29)	(11)	(2,102)
Deferred tax benefit	1	45	80	—	4	130
Telecom Argentina’s actions for recourse income tax receivable	—	368	—	—	—	368
Income tax expense	(10)	(52)	(1,506)	(29)	(7)	(1,604)

	Year ended December 31, 2015
	Profit (loss)
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total
Current tax expense	(12)	(273)	(1,410)	(33)	(5)	(1,733)
Deferred tax benefit	—	25	(112)	18	—	(69)
Telecom Argentina’s action for recourse income tax receivable	—	98	—	—	—	98
Income tax expense	(12)	(150)	(1,522)	(15)	(5)	(1,704)

	Year ended December 31, 2014
	Profit (loss)
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total
Current tax expense	(5)	(418)	(1,302)	(25)	(4)	(1,754)
Deferred tax benefit	(3)	19	(267)	3	—	(248)
Valuation allowance	—	—	27	—	—	27
Income tax expense	(8)	(399)	(1,542)	(22)	(4)	(1,975)

Income tax expense for the years ended December 31, 2016, 2015 and 2014 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	For the years ended December 31,
	2016	2015	2014
Pre-tax income	5,591	5,138	5,701
Non taxable items	116	31	(24)
Subtotal	5,707	5,169	5,677
Weighted statutory income tax rate (*)	34.3%	34.5%	34.5%
Income tax expense at weighted statutory tax rate	(1,957)	(1,786)	(1,958)
Income tax on cash dividends of foreign companies - Núcleo	(15)	(14)	(27)
Other changes in tax assets and liabilities	—	(2)	(17)
Actions for recourse income tax receivable	368	98	—
Changes in valuation allowance	—	—	27
	(1,604)	(1,704)	(1,975)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Telecom Group has operations. The statutory tax rate in Argentina was 35% for all the years presented, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the years presented and in the USA the effective tax rate was 39.5% for all the years presented.

NORTEL INVERSORA S.A.

Income tax — Telecom Argentina’s actions for recourse filed with the Tax Authority

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

After the economic crisis of 2002, many taxpayers began to question the legality of the provisions suspending the income tax inflation adjustment. Also, the Argentine Supreme Court of Justice issued its verdict in the “Candy” case (07/03/2009) in which it stated that particularly for fiscal year 2002 and considering the serious state of disturbance of that year, the taxpayer could demonstrate that not applying the income tax inflation adjustment resulted in confiscatory income tax rates.

More recently, the Argentine Supreme Court of Justice applied a similar criterion to the 2010, 2011 and 2012 fiscal years in the cases brought by “Distribuidora Gas del Centro” (10/14/2014, 06/02/2015 and 10/04/2016), enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis such as 2002.

According to the above-mentioned new legal background that Telecom Argentina took knowledge during 2015, and after making the respective assessments, Telecom Argentina filed during 2015 and 2016 actions for recourse with the AFIP to claim the full tax overpaid for fiscal years 2009, 2010 and 2011 for a total amount of $371 plus interest, under the argument that the lack of application of the income tax inflation adjustment is confiscatory.

As of the date of issuance of these consolidated financial statements, the actions for recourse filed are pending of resolution by the Tax Authority. However, the Telecom Argentina’s Management, with the assessment of its tax advisor, considers that the arguments presented in those recourse actions follow the same criteria as the one established by the Argentine Supreme Court of Justice jurisprudence mentioned above, among others, which should allow Telecom Argentina to obtain a favorable resolution of actions of recourse filed.

Consequently, the income tax determined in excess qualifies as a tax credit in compliance with IAS 12 and Telecom Argentina recorded a non-current tax credit of $466 as of December 31, 2016 ($98 were recorded in fiscal year 2015 and $368 in fiscal year 2016, reducing Income tax cost). For the measurement of the tax credit, Telecom Argentina has estimated the amount of the tax determined in excess for all fiscal years not covered by the statute of limitation (2009-2016) weighting the likelihood of certain variables according to the jurisprudential antecedents known until such date. Telecom Argentina’s Management will assess Tax Authority’s resolutions related to actions of recourse filed as well as the jurisprudence evolution in order to annually re-measure the tax credit recorded.

Note 15 — Other taxes payables

Other taxes payables consist of the following:

	As of December 31,
	2016	2015
Current
VAT, net	360	452
Tax withholdings	319	201
Internal taxes	138	111
Tax on SU (Note 2.i)	110	91
Regulatory fees (Net of $14 offset with Resolution No. 41/07 receivables as of December 31, 2016 — Note 2.p)	78	74
Turnover tax	75	143
Municipal taxes	35	46
Retention Decree No. 583/10 ENARD	26	20
Tax on personal property — on behalf of Shareholders	8	25
	1,149	1,163

Note 16 — Other liabilities

Other liabilities consist of the following:

•                  pension benefits;

•                  guarantees received;

•                  legal fees payable by adhesion to the tax regularization schemes;

•                  any liability not included in the other liability items.

NORTEL INVERSORA S.A.

	As of December 31,
	2016	2015
Current
Compensation for directors and members of the Supervisory Committee	51	38
Guarantees received	15	12
Other	10	11
	76	61
Non-current
Pension benefits (Note 3.l)	164	95
Legal fees	4	4
Other	2	2
	170	101
Total other liabilities	246	162

Movements in the pension benefits are as follows:

	Years ended December 31,
	2016	2015
At the beginning of the year	95	68
Service cost (*)	11	8
Interest cost (**)	38	28
Payments	(4)	(2)
Actuarial loss /(gain) (***)	24	(7)
At the end of the year	164	95

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

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2016, the Telecom Group has established provisions in an aggregate amount of $1,680 to cover potential losses under these claims ($57 for regulatory contingencies deducted from assets and $1,623 included under provisions) and certain amounts deposited in the Telecom Group’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2016, these restricted funds totaled $66 (included under Other receivables, net line item in the consolidated statement of financial position).

Provisions consist of the following:

	Balances	Additions/ (recoveries)			Uses		Balances	Additions/ (recoveries)			Uses		Balances
	as of December 31, 2014	Capital	Interest (i)	Reclassifi- cations	Debt recogni- tion	Payments	as of December 31, 2015	Capital	Interest (i)	Reclassifi- cations	Debt recogni- tion	Payments	as of December 31, 2016
Current
Provision for civil and commercial proceedings	71	34	19	68	(25)	(55)	112	—	—	47	(15)	(35)	109
Provision for labor claims	51	—	—	75	—	(75)	51	—	—	159	(27)	(92)	91
Provision for regulatory, tax and other matters claims	77	—	—	—	—	(33)	44	—	—	72	—	(45)	71
Total current provisions	199	34	19	143	(25)	(163)	207	—	—	278	(42)	(172)	271
Non-current
Provision for civil and commercial proceedings	228	49	31	(68)	—	—	240	14	54	(47)	—	—	261
Provision for labor claims	288	61	55	(75)	—	—	329	130	78	(159)	(1)	—	377
Provision for regulatory, tax and other matters claims	441	(30)	20	(24)	—	—	407	43	11	(45)	—	—	416
Asset retirement obligations	123	54	12	—	—	—	189	47	64	—	—	(2)	298
Total non-current provisions	1,080	134	118	(167)	—	—	1,165	234	207	(251)	(1)	(2)	1,352

Total provisions	1,279	(ii) 168	137	(iii) (24)	(25)	(163)	1,372	(iv) 234	207	(v) 27	(43)	(174)	1,623

(i)        Charged to finance costs, interest on provisions line item.

(ii)       Charged 113 to Provisions, 53 to PP&E (CAPEX) and 2 to currency translation adjustments.

(iii)      Reclassified to Other Receivables.

(iv)      Charged 187 to Provisions, 45 to PP&E (CAPEX) and 2 to currency translation adjustments.

(v)       Use of Resolution No. 41/07 receivables.

NORTEL INVERSORA S.A.

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

NORTEL INVERSORA S.A.

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

As of December 31, 2016, the Telecom Argentina’s Management, with the advice of its legal counsel, has recorded the provisions for contingencies that it estimates are sufficient to cover the risks associated with these legal actions, having considered the available legal background as of the date of these consolidated financial statements.

Additionally, on June 3, 2013 Telecom Argentina was notified of a lawsuit filed by four unions claiming the issuance of a profit sharing bonds (hereinafter “the bonds”) for future periods and for periods for which the statute of limitations is not expired. To enforce this claim, the plaintiffs require that Decree No. 395/92 should be declared unconstitutional.

This collective lawsuit is for an unspecified amount. The plaintiffs presented the criteria that should be applied for the determination of the percentage of participation in the Telecom Argentina’s profit. The lawsuit requiring the issuance of a profit sharing bond represents an obligation with potential future economic impact for Telecom Argentina.

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

In this regard, the Argentine Supreme Court of Justice has recognized that “food vouchers” are remunerative and are part of the employees’ compensations, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Employment Contract Act (which gives them the character of social benefits). Considering these judicial precedents, as of December 31, 2016, the Telecom Argentina’s Management, with the advice of its legal counsel, has recorded a provision for contingencies that it estimates is sufficient to cover the risks associated with these claims as of the date of issuance of these consolidated financial statements.

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

NORTEL INVERSORA S.A.

Personal’s Management, based on the advice of its legal counsel, has recorded provisions that it estimates are sufficient to cover the risks associated with these claims, which are considered that would not have a negative impact on Personal’s results and financial position.

•                 Regulator’s Penalty Activities

Telecom Argentina is subject to various penalty procedures, in most cases promoted by the Regulatory Authority, for delays in the reparation and installation of service to fix-line customers. Although generally a penalty considered on an individual basis does not have a material effect on Telecom Argentina’s equity, there is a significant disproportion between the amounts of the penalty imposed by the Regulatory Authority and the revenue that the affected customer has generated to Telecom Argentina.

Since fiscal year 2013, the CNC significantly increased its penalty activities, increasing the amount of charges and sanctions, as well as the individual amount of each of the latter. In several cases the sanctions imposed as from 2013 had twice the economic value of those imposed to Telecom Argentina in previous periods for the same alleged infringements.

In determining the provisions for regulatory charges and sanctions, the Telecom Argentina’s Management, with the assessment of its legal counsel, determines the likelihood of such sanctions being imposed, the amount thereof based on historical information and judicial precedents, also contemplating various probable scenarios of statute of limitation for charges and sanctions received, the current levels of execution of sanctions and the eventual results of legal actions that Telecom Argentina has undertaken to demonstrate, among other things, the disproportionate sanctions imposed by the Regulatory Authority since 2013.

Telecom Argentina has recorded certain provisions that it deems sufficient to cover the above mentioned sanctions and charges, estimating that they should not prosper in amounts individually higher than 200 thousand UT (9,380 argentine pesos) per each alleged violation against its clients in the normal course of business, in accordance with the legal and regulatory analysis performed as of December 31, 2016. If Telecom Argentina and its legal advisors’ arguments do not prevail, the Management of Telecom Argentina estimates that the amount of provisions for regulatory charges and sanctions might be increased in approximately $154 as of December 31, 2016.

2.              Possible Contingencies

In addition to the possible contingencies related to regulatory matters described in Note 2 i) FFSU — Impact in Telecom Argentina, below is a summary of the most significant claims and legal actions for which no provisions have been established, although it cannot be ensured the final outcome of these lawsuits:

•                 “Consumidores Financieros Asociación Civil para su Defensa” claim

In November 2011, Personal was notified of a lawsuit filed by the “Consumidores Financieros Asociación Civil para su Defensa” claiming that Personal made allegedly abusive charges to its customers by implementing per-minute billing and setting an expiration date for prepaid telecommunication cards.

The plaintiff claim Personal to: i) cease such practices and bill its customers only for the exact time of telecommunication services used; ii) reimburse the amounts collected in excess in the ten years preceding the date of the lawsuit; iii) credit its customers for unused minutes on expired prepaid cards in the ten years preceding the date of the lawsuit; iv) pay an interest equal to the lending rate charged by the Banco de la Nación Argentina; and v) pay punitive damages provided by article 52 bis of Law No. 24,240.

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

This claim was at a preliminary stage as of the date of these consolidated financial statements. However, the judge has ordered the accumulation of this claim with two other similar claims against Telefónica Móviles and AMX Argentina. So, the three legal actions will continue within the Federal Civil and Commercial Court No. 9.

NORTEL INVERSORA S.A.

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

On September 5, 2012 the Court took notice of the lawsuit. On June 26, 2013, the judge upheld the jurisdictional plea filed by Personal and ordered to send the lawsuit to the Administrative and Contentious court, which decided that the jurisdiction corresponded to the Commercial Court. That decision was appealed by Personal through an extraordinary motion. The extraordinary motion was denied and Personal filed a complaint with the Argentine Supreme Court of Justice, which on May 27, 2016 provided that the demand will continue its proceedings in the commercial courts. The lawsuit is in the discovery phase and both parts are preparing the evidence required.

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

As a result, on June 3, 2015 the plaintiff informed the Court that it had no complaints the case was moot considering the new legal framework introduced by Laws No. 26,522 and 27,078.

On May 10, 2016, the judge decided that the claim is moot, ordered the lifting of the injunction and the closing of the claim.

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

NORTEL INVERSORA S.A.

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

On June 18, 2015 a lower Court decided to postpone the declaration that the claim was moot and to limit the term of the injunction for six months. The decision was appealed by Telecom Argentina and other defendants. On October 8, 2015 the Court of Appeals decided the revocation of the judge’s decision that the claim is moot and ruled that the injunction has ceased to apply. Against this decision, the plaintiff has filed an extraordinary resource. On March 17, 2016, the Court of Appeals rejected the resource. The plaintiff filed a complaint with the Supreme Court on March 29, 2016, which it was dismissed by the Supreme Court on August 4, 2016 and ended the claim.

•                 Proceedings related to value added services - Mobile contents

On October 1, 2015 Personal was notified of a claim seeking damages for unspecified amounts initiated by consumer trade union “Cruzada Cívica para la defensa de los consumidores y usuarios de servicios públicos”. The plaintiff invokes the collective representation of an undetermined number of Personal customers.

The plaintiff claims the way that content and trivia are contracted, in particular the improper billing of messages sent offering those services and their subscription. Additionally, it proposes the application of a civil penalty.

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

•                 Claims of some Personal Content Providers

In the framework of the general reorganization of the content business started out by Personal in 2016, and given the upcoming expiration of agreements with content providers, some of the latter have been notified that such agreements will not be renewed.

By virtue of that communication, three of those companies initiated and obtained in court (between January 12, 2017 and February 24, 2017), precautionary measures against Personal, in order to avoid that the duly notified decision of not renewing the agreements be effective, and thus, forcing Personal to refrain from disconnecting or interrupting the contractual relationship on the scheduled dates.

NORTEL INVERSORA S.A.

All these precautionary measures were timely appealed by Personal, with only one of them remaining in force as of the date of issuance of these consolidated financial statements. On February 7, 2017, the ENACOM decided that Personal should refrain from disrupting the services of the companies nucleated in CAVAM as well as from modifying the existing business conditions.

Later, on February 24, 2017, the ENACOM notified Personal the Resolution 2017-1122-APN-ENACOM # MCO, which set out that Mobile Operators may receive, in every respect, a percentage that should not exceed 40% of the services invoiced on behalf and to the order of providers of audiotext and mass calling Value Added Services.

In addition, the Resolution sets forth a 30-day period to file under the ENACOM the interconnection contracts or the addenda to the existing ones, that ensure adjustments to the contracts already in force and with relation to the services rendered by the members of CAVAM.

In light of the situation described, taking into account the impact on rights and interests, Personal will deduct all necessary actions and/or administrative and/or judicial resources in order to obtain revocation/modification and/or annulment of the Resolution in question, since the conditions set forth in the rule are deemed inapplicable to the contractual status with content providers, for the reason that these conditions are purely commercial and have been entered into by private parties, besides the numerous legal inconsistencies regarding said Resolution.

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

Telecom Group’s Management, with the advice of its legal counsel, considers that there are solid legal arguments to argue against the retroactive application of this new rate. As of the date of issuance of these consolidated financial statements, Management cannot assure the result deriving from the decision of the Court of Appeals, until the lower Courts issue future opinions making their positions clear. Nevertheless, should a disadvantageous resolution prevail, it is estimated that shall not have a significant impact on the Group’s financial position and results of operations

3.              Remote Contingencies

The Telecom Group faces other legal proceedings, fiscal and regulatory considered normal in the development of its activities. The Telecom Group’s Management and its legal advisors estimate it will not generate an adverse impact on their financial position and the result of its operations, or its liquidity. In accordance with IAS 37 provisions, not any provision has been constituted related to the resolution of these issues

NORTEL INVERSORA S.A.

4.              Contingency Asset

•                 “AFA Plus Project” Claim

On July 20, 2012, Telecom Argentina entered into an agreement with the Argentine Football Association (“AFA”), for the provision of services to a system called “Argentine Football System Administration” (“AFA Plus Project”) related to the secure access to first division football stadiums whereby Telecom Argentina should provide the infrastructure and systems to enable the AFA to manage the aforementioned project. The recovery of investments and expenses incurred by Telecom Argentina and its profit margin would come from charging AFA with a referring price stated in 20% of the popular ticket price per each football fan that attend the stadiums during the term of the agreement, so the recoverability of the Telecom Argentina’s assets related to the Project depended on AFA implementing the “AFA Plus Project”.

From 2012 and in compliance with its contractual obligations, Telecom Argentina made investments and incurred in expenses amounting to $182 as of December 31, 2016, of which $143 are included in PP&E (as of December 31, 2015, such figures amounted to $179 and $140, respectively) for the provision and installation of equipment and the execution of civil works for improving the football stadiums, registration centers equipment, inventories and material storage and attend other expenses directly associated with AFA Plus Project.

For several specific reasons of the Project, the football environment and the country context, the AFA Plus system was not implemented by AFA, not even partially. Accordingly, Telecom Argentina has not been able to begin collecting the agreed price.

Finally, throughout the agreement, Telecom Argentina received no compensation from AFA for the services provided and the work performed. In September 2014, AFA notified Telecom Argentina of its decision to terminate the agreement, modifying the AFA Plus Project, and also informed that it will assume the payment of the investments and expenditures incurred by Telecom Argentina. Accordingly, negotiations between the parties have started.

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

In January 2016 both parties resumed conciliatory negotiations, while Telecom Argentina reserved its right to exercise legal claims on the amounts due.

In June 2016 Telecom Argentina initiated a compulsory pre-judicial mediation procedure. The first audience, held on July 12, 2016, was attended by both parties. A second audience was held on August 3, 2016 and a third and the last one was held on August 23, 2016, which resulted in no agreement between the parties.

As of the date of issuance of these consolidated financial statements, Telecom Argentina, with the assistance of its legal advisors, is preparing the lawsuit against AFA in order to claim the owed amounts through the judicial system. Telecom Argentina’s Management and its external advisor believe that they have solid and legal arguments for claiming and are evaluating the actions to be followed for recovering the investments and expenses made.

It is worth mentioning that the impairment recorded by Telecom Argentina arising from the uncertainties related to the recoverable value of assets recognized by the AFA Plus Project (Works in Progress and Materials amounting to $143 as of December 31, 2016) have been only recorded for the purpose to comply with accounting standards and in no way involves giving up or limiting the rights given to Telecom Argentina as a genuine creditor for the AFA Plus Project agreement.

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

The List of Conditions provides details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction. Commitments assumed by the Company, among others, are as follows:

a)            not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)            not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority.

Nowadays, Sofora holds all Nortel’s Ordinary Shares.

DNU No. 267/15 modified the prior authorization regime for equity interest’s control modifications provided by the LAD, establishing a new regime in which transfers of licenses and equity interests in licensees that imply loosing of control will be considered performed ad Referendum of the authorization of the National Communications Authority and must be communicated to the mentioned regulatory authority within 30 days after its implementation. These transactions will be considered approved if they are not expressly rejected within 90 days of its communication.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the List of Conditions, excluding sub-sections h) and n).

(b) Purchase commitments of the Telecom Group

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $7,945 as of December 31, 2016 (of which $2,866 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in d).

(c) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70- fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, Telecom Argentina contributed $1.5 at the inception of the Fund. In addition, Management announced that it is the Telecom Argentina’s intention to promote agreements with local suppliers which would facilitate their access to financing.

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

CONATEL’s total differed disbursements as of December 31, 2016 amounted to $15 and were included under “Deferred revenues” line item, corresponding $4 to current deferred revenues, having accrued gains for $11 since fiscal year 2011.

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

For further detail of the obligations involved, see SC Resolution No. 37/14, No. 38/14 and its amendments and supplementary regulations.

Taking into account that the frequency bands of SC Resolution No. 83/14 had been partially awarded, Personal requested the SC that all the mentioned deadlines were calculated from the date on which the frequency band 713-723 Mhz to 768-778 Mhz were awarded, what would complete Lot 8 award. Such requirement was satisfied by the provisions of section 4 d) of Decree No. 1,340/16.

NORTEL INVERSORA S.A.

As of December 31, 2016, Personal’s management has invested in expanding coverage and network deployment in an amount of approximately US$ 354 million. There are also purchase orders issued related to this improvement for an amount of approximately US$ 66 million (included in b) above).

Note 19 — Equity

Equity includes:

	As of December 31,
	2016	2015
Equity attributable to Nortel (Controlling Company)	10,797	9,605
Equity attributable to non-controlling interest	9,126	8,048
Total equity (*)	19,923	17,653

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

Thus, all of the ordinary shares of Nortel belong to Sofora. As of December 31, 2016, these shares represent 78.38% of Nortel capital stock.

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

NORTEL INVERSORA S.A.

As from September 13, 2002, since Telecom Argentina had exceeded its ratio of total liabilities to Shareholders’ equity of 1.75:1 (as provided in paragraph “F”, Section 9 of the conditions of issuance of the Class “B” preferred shares), the holders of Class “B” preferred shares acquired the right to vote, pursuant to the terms and conditions of issuance applicable to Class “B” preferred shares.

Because, pursuant to the individual financial statements of Telecom Argentina as of December 31, 2006 Telecom Argentina’s ratio of total liabilities to Shareholders’ equity ceased to exceed 1.75:1, as from the date of approval of such financial statements, the right to vote of the holders of Class “B” preferred shares was terminated.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No. 12,056. On January 27, 1998, as a result of such admittance, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

(c) Telecom Argentina’s Capital information

The total capital stock of Telecom Argentina amounted to $984,380,978, represented by an equal number of ordinary shares, of $1 argentine peso of nominal value, of which 969,159,605 treasury shares are entitled to one vote. The capital stock is fully integrated and registered with the IGJ.

Telecom Argentina’s shares are authorized by the CNV, the Buenos Aires Stock Exchange (the “BCBA”) and the New York Stock Exchange (the “NYSE”) for public trading. Only Class “B” shares are traded since Nortel owns all of the outstanding Class “A” shares; and Class “C” shares are dedicated to the employee stock ownership program, as described below.

Each ADS represents 5 Telecom Argentina’s Class B shares and are traded on the NYSE under the ticker symbol TEO.

(d) Telecom Argentina’s Share Ownership Plan

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

In 1999, Decree No. 1,623/99 of the Argentine government eliminated the restrictions on some of the Class “C” shares held by the PPP, although it excluded Class “C” shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting Telecom Argentina approved the conversion of up to unrestricted 52,505,360 Class “C” shares into Class “B” shares (these shares didn’t belong to the Fund of Guarantee and Repurchase), most of which was sold in a secondary public offering in May 2000.

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

The remaining 4,593,274 Class “C” shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which was released. The General Ordinary and Extraordinary and Special Class “C” Shares Meetings held on December 15, 2011, approved that the power for the additional conversion of up to 4,593,274 Class “C” shares into the same amount of Class “B” shares in one or more tranches, be delegated to the Board of Directors. Of such amount, 4,358,526 Class “C” shares have already been converted into Class “B” shares in 10 tranches.

As of the date of issuance of these consolidated financial statements, 234,748 Class “C” shares are still pending to be converted into Class “B” shares.

NORTEL INVERSORA S.A.

(e) Capital Market Act - Law No. 26,831

On December 28, 2012 the new Capital Market Law (Law No. 26,831) was published in the Official Bulletin. This Law eliminates self-regulation of the capital market; grants new powers to the CNV and supersedes Law No. 17,811 and Decree No. 677/01, among other rules. The Law became effective on January 28, 2013. Since that date, governs the universal scope of the Statutory Regime of Public Offer of Mandatory Acquisition, as provided the Law, which states: “Article 90. — Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual rules of participation regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application. “

(f) Acquisition of Telecom Argentina’s Treasury Shares

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

In connection with the above mentioned, on May 22, 2013, the Board of Directors approved a Telecom Argentina’s Treasury Shares Acquisition Program in the market in Argentine pesos (the “Treasury Shares Acquisition Program”) so as to avoid any possible damages to Telecom Argentina and its shareholders derived from fluctuations and unbalances between the shares’ price and the Telecom Argentina’s solvency, for the following maximum amount and deadline:

•        Maximum amount to be invested: $1,200.

•        Deadline for the acquisitions: until April 30, 2014.

According to the offer made on November 7, 2013 by Fintech for the acquisition of the controlling interest of the Telecom Italia Group in Telecom Argentina (see Note 27.a to these consolidated financial statements), Telecom Argentina suspended the acquisition of treasury shares and its Board of Directors considered appropriate to request the opinion of the CNV on the applicability of the new provisions contained in the rules issued by that entity (Title II, Chapter I, Art.13 and concurring) with respect to the continuation of the Treasury Shares Acquisition Program.

The CNV did not answer the Telecom Argentina’s request and its Board of Directors, at its meeting held on May 8, 2014, decided to conclude the request considering that the Treasury Shares Acquisition Program finished on April 30, 2014, which had been approved by Telecom Argentina’s Board of Directors Meeting held on May 22, 2013.

Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request a new opinion from the CNV to confirm whether Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (NT 2013).

Pursuant to Section 67 of Law No. 26,831, Telecom Argentina must sell its treasury shares within three years of the date of acquisition, although the Telecom Argentina’s Shareholders’ Meetings provides an extension. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”, which as of December 31, 2016 amounts to $3,191. The Telecom Argentina’s Shareholders’ Meeting held on April 29, 2016 approved a three year extension to the term established in Section 67 of Law No. 26,831 for the disposal of the treasury shares.

As of December 31, 2016 the Telecom Argentina owns 15,221,373 treasury shares, representing 1.55% of its total capital. The acquisition cost of these shares in the market amounted to $461.

(g) Law No. 27,260 “Historical Repair to Retired and Pensioned”

On October 6, 2015 Law No. 27,181 was published. Law No. 27,181 provisions include:

(i) to declare of public interest the protection of the Argentine government’s equity interest in the investment portfolio of the Sustainability Guarantee Fund of the Argentine Pension Integrated System (FGS) and its equity interests or share holdings in companies in which the Argentine government is a minority partner or where the Ministry of Economy and Public Finances holds shares or equity interest. Transfer of those interests is forbidden without prior authorization of two-thirds (2/3) of the National Congress, (ii) to create the “Agencia Nacional de Participaciones Estatales en Empresas” (Argentine National Agency for Government Equity Interests in Companies) (ANPEE).

NORTEL INVERSORA S.A.

On July 22, 2016, Law No. 27,260 of “Historic Reparation for Retired Persons and Pensioners”, abolishing Law No. 27,181 in its Section 35, was published in the Official Bulletin. In addition, Section 30 of Law No. 27,260 provides that the transfer of shares of public corporations authorized by the CNV that are part of the FGS is banned without a previous and express authorization of the Federal Congress if, as a result of such transfer, the FGS’s holding of the above referred securities becomes less than 7% of the aggregate assets of the FGS. The following exceptions apply: “1.Tender offers addressed to all holders of such assets at a fair price authorized by the CNV, pursuant to the terms of Chapters II, III and IV of Title III of Law No. 26,831. 2. Swaps of shares for other shares of the same or another corporation as a result of a merger, split or other corporate reorganization.”

This new law is relevant to Telecom Argentina because the FGS has an equity interest in Telecom Argentina (approximately 25% according to its annual report as of December 31, 2016).

(h) Decree No. 894/16: exercise of corporate, political and economic rights by the ANSES

Decree No. 1,278/12 provided that the Secretary of Economic Politics and Development Planning of the Ministry of Economy and Public Finances was in charge of the execution of the policies and acts relating to the exercise of the corporate rights related to equity interests in corporations where the National State is a non-controlling shareholder, and, for such purpose, approved a set of rules applicable to representatives and directors appointed by the National State.

On July 28, 2016, Decree No. 894/16 was published, modifying Decree No. 1,278/12 and providing that in those corporations which shares are part of the FGS’ portfolio, the corporate, political and economic rights corresponding to such shares shall not be exercised by the Secretary of Economic Politics and Development Planning, but shall instead be exercised by the Federal Management of Social Security (“ANSES”).

In addition, Decree No. 894/16 provides that the Directors appointed by ANSES shall have the functions, duties and powers provided in the LGS, the Capital Market Law No. 26,831 and their complementary regulations, all other rules applicable to corporations in which they act as directors, and their bylaws and internal regulations, and that they shall be exposed to all the liabilities applicable under such rules, not being subject to the provisions of Decree No. 1,278/12 and No.196/15 (the latter in connection with its delimitation of responsibility).

Note 20 — Financial instruments

Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2016 and 2015, the supplementary disclosures on financial instruments required by IFRS 7 and the detail of gains and losses established by IFRS 9.

		Fair value
As of December 31, 2016	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	2,443	1,559	—	4,002
Investments	349	1,748	—	2,097
Trade receivables	7,785	—	—	7,785
Other receivables (2)	333	2	—	335
Total	10,910	3,309	—	14,219

Liabilities
Trade payables	9,133	—	—	9,133
Loans	11,910	1	1	11,912
Salaries and social security payables	1,795	—	—	1,795
Other liabilities (2)	82	—	—	82
Total	22,920	1	1	22,922

NORTEL INVERSORA S.A.

		Fair value
As of December 31, 2015	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	487	450	—	937
Investments	561	1,201	—	1,762
Trade receivables	6,144	—	—	6,144
Other receivables (2)	344	454	12	810
Total	7,536	2,105	12	9,653

Liabilities
Trade payables	9,926	—	—	9,926
Loans	4,900	—	—	4,900
Salaries and social security payables	1,419	—	—	1,419
Other liabilities (2)	67	—	—	67
Total	16,312	—	—	16,312

(1) Includes 941 and 270 as of December 31, 2016 and 2015, respectively, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company and the Telecom Group.

(2) Only includes financial assets and liabilities according to the scope of IFRS 7

Gains and losses by category — Year 2016

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	712	374
Financial liabilities at amortized cost	(3,010)	(1,667)
Financial assets at fair value through profit or loss (a)	330	—
Financial liabilities at fair value through profit or loss (b)	(1)	—
Total	(1,969)	(1,293)

(a)         Includes 61 corresponding to other short-term investments, 6 corresponding to NDF, 11 corresponding to TUVES’s share purchase option and 227 corresponding to Government bonds.

(b)         Corresponding to NDF.

Gains and losses by category — Year 2015

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	706	311
Financial liabilities at amortized cost	(2,499)	(624)
Financial assets at fair value through profit or loss (a)	891	—
Financial liabilities at fair value through profit or loss (b)	(23)	—
Total	(925)	(313)

(a)         Includes 169 corresponding to other short-term investments, 455 corresponding to NDF and 237 corresponding to Government bonds.

(b)         Corresponding to NDF

Fair value hierarchy and other disclosures

IFRS 7 establishes a hierarchy of fair value, based on the information used to measure the financial assets and liabilities and also establishes different valuation techniques. According to IFRS 7, valuation techniques used to measure fair value shall maximize the use of observable inputs.

The measurement at fair value of the financial instruments of the Telecom Group is classified according to the three levels set out in IFRS 7. The fair value hierarchy introduces three levels of input:

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

Financial assets and liabilities recognized at fair value as of December 31, 2016 and 2015, their inputs, valuation techniques and the level of hierarchy are listed below:

Other short-term investments: These investments are included in Cash and cash equivalents and Investments. The Company and the Telecom Group had other short-term investments amounting to $1,829 and $450 as of December 31, 2016 and 2015, respectively. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end; therefore its valuation is classified as Level 1.

Government bonds: These bonds are included in “Investments” in the consolidated statement of financial position. As of December 31, 2016 and 2015 the Group has Government bonds in an amount of $1,456 and $1,192, respectively. The fair value was determined using information from active markets, valuing each bond to its closing year market value, so, its valuation qualifies as Level 1.

NORTEL INVERSORA S.A.

Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates): The fair value of the Telecom Group’s NDF contracts, disclosed below in the chapter “Hedge Accounting” was determined by information obtained in the most representative financial institutions in Argentina, the derivative financial instruments’ valuation was classified as Level 2.

Tuves Paraguay S.A shares purchase option: This option is included in “Non-current Investments” in the consolidated statement of financial position. The fair value amounted to $22 and was determined using net cash flows projections and assuming favorable macroeconomic variables, so, its valuation qualifies as Level 3. Interest rate used to calculate discounted cash flows is a US dollar rate of approximately 12.4%.

Changes in expectations and current assumptions could have a significant impact on projections used to estimate fair value.

Results generated by the recognition of the Tuves Paraguay S.A share purchase option amount to $11 and $9 as of December 31, 2016 and 2015, respectively, and are disclosed under financial results in the “Tuves Paraguay S.A share purchase option” line.

During 2016 and 2015 there were no transfers between Levels of the fair value hierarchy.

According to IFRS 7, it is also required to disclose fair value information about financial instruments whether or not recognized at fair value in the balance sheet, for which it is practicable to estimate fair value. The financial instruments which are discussed in this section include, among others, cash and cash equivalents, accounts receivable, accounts payable and other instruments.

Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company and the Telecom Group’s fair values should not be compared to those of other companies.

The methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 7 as of December 31, 2016 and 2015 are as follows:

Cash and banks

Carrying amounts approximate its fair value.

Time deposits and National Government bonds (included in Cash and cash equivalents and Investments)

The Company and the Telecom Group considers as cash and cash equivalents all short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months, and those which their original maturity or remaining maturity at the date of purchase exceed 3 months, as investments. The carrying amount reported in the statement of financial position approximates fair value.

Investments

Investments in Government bonds and valued at amortized cost with its fair value at December 31, 2016 and 2015 are as follows:

	As of December 31, 2016		As of December 31, 2015
Investments	Book value	Fair value (*)	Book value	Fair value (*)

Government bonds (dollar linked)	—	—	394	365
Government bonds in foreign currency	258	264	—	—
Provincial government bonds in pesos	17	17	31	31
Provincial and Municipal government bonds (dollar linked)	74	70	136	119
Total	349	351	561	515

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

NORTEL INVERSORA S.A.

Trade payables (except for NDF)

The carrying amount of accounts payable reported in the consolidated statement of financial position approximates its fair value due to the short term nature of these accounts payable. Noncurrent trade payables have been discounted and are not significant.

Loans

As of December 31, 2016 loans’ fair value amounts to $13,988 and its carrying value amounts to $11,912. As of December 31, 2015 loans’ fair value amounts to $4,882 and its carrying value amounts to $4,900.

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

b)    At the beginning of the hedge relationship, there is a formal designation and documentation of the hedging relationship and objective and strategy for risk management of the Telecom Group for undertaking the hedge. That documentation shall include identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the entity assesses whether the hedging relationship meets the requirements of hedge effectiveness (including analysis of sources of hedge ineffectiveness and how to determine the hedge ratio); and

c)     The hedging relationship satisfies the following requirements of hedge effectiveness:

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

•      During 2016

Due to the existence of commitments denominated in US dollars as of December 31, 2016, the Telecom Group entered into several NDF agreements during 2016 to purchase a total amount of US$ 7 million. The purpose of these NDF is to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Telecom Argentina’s and Personal’s commitments (hedged item) to its functional currency. As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF in 2016 (net gain of approximately $2) have also been recognized in the Income Statement, within Finance expenses — Exchange Differences with counterpart in current assets (Other receivables), maturing in February 2017.

During 2016, Personal entered into several NDF agreements for US$ 9 million, maturing in March 2017 in order hedge the first interest installment of the IFC Loan. These NDF agreements were qualified as “effective” cash flow hedges for accounting purposes The Telecom Group recognizes the hedging instruments results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties. As of December 31, 2016, the Telecom Group has a current liability amounting to $2, negative deferred results amounting to $1 (before income tax) and a net loss amounting to $1 included in Finance expenses — Exchange Differences related to the US$ 9 million outstanding NDF to such date, which will mature in March 2017.

During 2016 Personal also settled US$ 159 million of NDF agreements in US dollars that had as of December 31, 2015, which resulted in a gain of $2 recognized in the Income Statement, within Other operating costs. The purpose of these NDF was also to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (hedged item) to its functional currency.

NORTEL INVERSORA S.A.

As part of their financial risk management and reduction of exchange rate risk policies, during 2016 Personal acquired National Government bonds denominated in US dollars (Discount 2033) for a total cost of $715, which bear interest at 8.28% rate per annum, also in US dollars. These bonds were valued at fair value and generated a $5 gain recognized in the Income Statement, within Finance profits —Investments. In addition, in 2016, Personal acquired National Government bonds denominated in US dollars, Global 2021 and Bonar 2024, for a total cost of $255, bearing interest at 6.875% and 8.75% rates per annum, respectively, also in US dollars. These bonds were valued at amortized cost and generated a $1 gain recognized in the Income Statement, within Financial results — Gains on investments.

•      During 2015

Due to the existence of commitments denominated in US dollars as of December 31, 2015, the Telecom Group entered into several NDF agreements during 2015 to purchase a total amount of US$ 189 million. The purpose of these NDF is to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Telecom Argentina’s and Personal’s commitments (hedged item) to its functional currency. As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF in 2015 (net income of approximately $455) have also been recognized in the Income Statement, within Finance expenses — Exchange Differences. The Telecom Group recognizes the hedging instruments results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties. As of December 31, 2015, the Telecom Group had a current asset amounting to $466 and deferred results amounting to $13 (before income tax) related to the US$166 million outstanding NDF to such date, which matured between January and July 2016 and generated a net income of approximately $4 included net within Financial results — Exchange Differences gains (losses).

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

•      Offsetting of financial assets and financial liabilities

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

The information required by the amendment to IFRS 7 as of December 31, 2016 and 2015 is as follows:

	As of December 31, 2016
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and noncurrent assets (liabilities) - Gross value	9,196	357	(10,544)	(107)
Offsetting	(1,411)	(22)	1,411	25
Current and noncurrent assets (liabilities) — Booked value	7,785	335	(9,133)	(82)

(1) Includes financial assets and financial liabilities according to IFRS 7.

	As of December 31, 2015
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and noncurrent assets (liabilities) - Gross value	7,832	822	(11,614)	(80)
Offsetting	(1,688)	(12)	1,688	13
Current and noncurrent assets (liabilities) — Booked value	6,144	810	(9,926)	(67)

(1) Includes financial assets and financial liabilities according to IFRS 7.

NORTEL INVERSORA S.A.

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

Note 21 — Revenues

The Telecom Group discloses its service revenues in three groups by nature: Voice, Data and Internet. At December 31, 2016, 2015 and 2014, the customers by segment and other significant operational information (unaudited) were the following:

	December 31,
	2016	2015	2014
Fixed services lines (in thousands)	3,920	4,043	4,093
ADSL subscribers (in thousands)	1,738	1,814	1,771
Personal mobile services customers (in thousands)	19,514	19,656	19,585
Núcleo mobile services customers (in thousands)	2,538	2,546	2,481
Local Measured Service (million of minutes)	9,306	10,789	11,943
International Long distance telephony (million of minutes)	423	636	818
Minutes used — mobile service (in billions)	21	22	24
Equipment and handsets sale — Personal (in thousands)	2,326	2,414	3,215
Equipment and handsets sale — Núcleo (in thousands)	144	156	113

Revenues and other income include:

	Years ended December 31,
	2016	2015	2014
Services
Voice - Retail	4,654	3,304	2,853
Voice - Wholesale	1,356	1,035	929
Data	2,919	1,780	1,470
Internet	5,994	4,556	3,254
Total Fixed services	14,923	10,675	8,506
Voice - Retail	8,503	6,964	5,330
Voice - Wholesale	2,078	1,884	1,953
Data	6,636	7,156	7,666
Internet	10,832	6,254	3,335
Total Personal mobile services	28,049	22,258	18,284
Voice - Retail	847	565	575
Voice - Wholesale	128	102	126
Data	429	313	331
Internet	978	567	456
Total Núcleo mobile services	2,382	1,547	1,488
Total services revenues (a)	45,354	34,480	28,278
Equipment
Fixed services - excluding network construction contracts	91	61	46
Fixed services - network construction contracts	—	—	7
Mobile services — Personal	7,535	5,796	4,920
Mobiles services — Núcleo	260	159	90
Total equipment revenues (b)	7,886	6,016	5,063
Total revenues (a)+(b)	53,240	40,496	33,341
Other income
Fixed services	65	38	26
Mobile services — Personal	16	5	21
Mobile services — Núcleo	1	—	—
Total other income (c)	(*) 82	43	47

Total revenues and other income (a)+(b)+(c)	53,322	40,539	33,388

(*) In 2016 includes 17 corresponding to Gain on disposal of PP&E.

Service revenues by type of service (regardless of the segment which originate them) are:

	Years ended December 31,
	2016	%	2015	%	2014	%
Voice - Retail	14,004	31	10,833	31	8,758	31
Voice - Wholesale	3,562	8	3,021	9	3,008	11
Total Voice	17,566	39	13,854	40	11,766	42
Data	9,984	22	9,249	27	9,467	33
Internet	17,804	39	11,377	33	7,045	25
Total services revenues	45,354	100	34,480	100	28,278	100

NORTEL INVERSORA S.A.

Telecom Group’s services revenues by customer segment and billing mechanism are as follows:

	Years ended December 31,
Services	2016	2015	2014
	Profit (loss)
Retail
Monthly Charges	11,779	8,272	6,243
Voice	3,103	1,924	1,591
Internet	5,451	4,255	3,081
Bundles (Voice and Internet)	1,263	892	637
Data	1,962	1,201	934
Measured services	659	643	666
Connection and reconnection fees	129	97	91
Pre-cancellation contract fees	24	22	18
Others	19	22	17
Wholesale
Monthly Charges	1,356	831	750
Cell sites and links rental	417	264	223
Data	939	567	527
Fixed and mobile interconnection	845	689	621
Others	112	99	100
Total Fixed services	14,923	10,675	8,506
Retail
Monthly Charges	14,921	11,169	8,056
Voice	526	676	736
Internet	221	204	192
Bundles (Voice and Internet)	14,074	10,175	6,950
Others	100	114	178
Measured services	9,942	8,497	7,944
Postpaid	1,145	1,016	1,080
Prepaid and Cuentas Claras	8,797	7,481	6,864
Reconnection fees	285	215	178
Pre-cancellation contract fees	244	140	57
Damage management services	378	276	109
Others	201	77	(13)
Wholesale
Interconnection	1,711	1,548	1,611
Roaming	283	285	301
Others	84	51	41
Total Personal mobile services	28,049	22,258	18,284
Retail
Monthly Charges	939	603	561
Internet	102	96	127
Bundles (Voice and Internet)	837	507	434
Measured services	1,115	733	735
Postpaid	46	26	43
Prepaid and Plan Control	1,069	707	692
Reconnection fees	16	10	11
Pre-cancellation contract fees	58	20	13
Others	74	36	32
Wholesale
Interconnection	115	78	118
Roaming	1	21	3
Others	64	46	15
Total Núcleo mobile services	2,382	1,547	1,488
Total services revenues	45,354	34,480	28,278

NORTEL INVERSORA S.A.

Note 22 — Operating expenses

Operating expenses disclosed by nature of expense amounted to $45,517, $34,334 and $27,964 for the years ended December 31, 2016, 2015 and 2014, respectively. The breakdown of Employee benefit expenses and severance payments, Cost of equipments and handsets, Provisions and Bad debt expenses are disclosed in Notes 13, 7, 17 and 5, respectively.

The main components of the remaining operating expenses are the following:

Interconnection costs and other telecommunication charges

	Years ended December 31,
	2016	2015	2014
Fixed telephony interconnection costs	(445)	(327)	(292)
Cost of international outbound calls	(268)	(192)	(191)
Lease of circuits and use of public network	(461)	(336)	(304)
Mobile Services - charges for roaming	(414)	(374)	(415)
Mobile Services - charges for TLRD	(965)	(941)	(872)
	(2,553)	(2,170)	(2,074)

Fees for services, maintenance, materials and supplies

	Years ended December 31,
	2016	2015	2014
Maintenance of hardware and software	(546)	(331)	(382)
Technical maintenance	(1,329)	(854)	(675)
Service connection fees for fixed lines and Internet lines	(267)	(224)	(205)
Service connection fees capitalized as SAC (Note 3.i)	14	14	7
Service connection fees capitalized as Intangible assets (Note 3.i)	41	36	30
Other maintenance costs	(524)	(396)	(315)
Obsolescence of inventories — Mobile Services (Note 7)	(45)	(38)	(81)
Call center fees	(1,428)	(1,297)	(1,141)
Other fees for services	(867)	(796)	(543)
Directors and Supervisory Committee’s fees	(70)	(43)	(36)
	(5,021)	(3,929)	(3,341)

Taxes and fees with the Regulatory Authority

	Years ended December 31,
	2016	2015	2014
Turnover tax	(2,818)	(2,123)	(1,811)
Taxes with the Regulatory Authority	(1,078)	(917)	(729)
Tax on deposits to and withdrawals from bank accounts	(550)	(409)	(348)
Municipal taxes	(395)	(289)	(225)
Other taxes	(296)	(212)	(190)
	(5,137)	(3,950)	(3,303)

Commissions

	Years ended December 31,
	2016	2015	2014
Agent commissions	(3,078)	(2,659)	(2,061)
Agent commissions capitalized as SAC (Note 3.i)	1,403	1,172	913
Distribution of prepaid cards commissions	(763)	(635)	(582)
Collection commissions	(1,295)	(983)	(673)
Other commissions	(116)	(88)	(91)
	(3,849)	(3,193)	(2,494)

Advertising

	Years ended December 31,
	2016	2015	2014
Media advertising	(527)	(524)	(431)
Fairs and exhibitions	(176)	(137)	(176)
Other advertising costs	(171)	(153)	(185)
	(874)	(814)	(792)

Cost of VAS

	Years ended December 31,
	2016	2015	2014
Cost of mobile VAS	(1,446)	(1,218)	(920)
Cost of fixed VAS	(53)	(38)	(16)
	(1,499)	(1,256)	(936)

NORTEL INVERSORA S.A.

Other operating expenses

	Years ended December 31,
	2016	2015	2014
Transportation, freight and travel expenses	(961)	(768)	(559)
Delivery costs capitalized as SAC	134	85	59
Rental expense	(765)	(540)	(402)
Energy, water and others	(786)	(430)	(470)
International and satellite connectivity	(215)	(202)	(147)
	(2,593)	(1,855)	(1,519)

D&A

	Years ended December 31,
	2016	2015	2014
Depreciation of PP&E	(4,358)	(3,046)	(2,389)
Amortization of SAC and service connection costs	(1,474)	(1,045)	(811)
Amortization of 3G/4G licenses	(338)	(324)	(19)
Amortization of other intangible assets	(28)	(23)	(24)
	(6,198)	(4,438)	(3,243)

Impairment of PP&E

	Years ended December 31,
	2016	2015	2014
Gain on disposal of PP&E (*)	—	31	9
Impairment of PP&E — AFA project (Note 17.4)	(3)	(107)	36
Impairment of PP&E — former work in progress and others	(37)	(53)	(61)
Impairment of PP&E — mobile access PP&E swap	(343)	(21)	—
Impairment of PP&E — mobile commercial and ERP systems	—	(49)	—
	(383)	(199)	(16)

(*) Since 2016 these results are included in Other Income.

Operating expenses, disclosed per function are as follows:

	Years ended December 31,
	2016	2015	2014
Operating costs	(27,628)	(20,578)	(17,345)
Administration costs	(2,490)	(1,850)	(1,423)
Commercialization costs	(14,829)	(11,594)	(9,096)
Other expenses — provisions	(187)	(113)	(84)
Gain on disposal of PP&E and impairment of PP&E	(383)	(199)	(16)
	(45,517)	(34,334)	(27,964)

Operating leases

Future minimum lease payments from of non cancellable operating lease agreements as of December 31, 2016, 2015 and 2014 are as follows:

	Less than 1 year	1-5 years	More than 5 years	Total
2014	501	725	46	1,272
2015	436	890	31	1,357
2016	636	1,169	74	1,879

Further information is provided in Note 3.j) to these consolidated financial statements.

NORTEL INVERSORA S.A.

Note 23 — Operating income

	Years ended December 31,
	2016	2015	2014
Operating income from services and other income
Revenues and other income	45,436	34,523	28,325
Operating expenses	(32,748)	(25,102)	(20,562)
D&A	(6,198)	(4,438)	(3,243)
Impairment of PP&E	(383)	(199)	(16)
Operating income from services and other income (a)	6,107	4,784	4,504

Operating income from equipment sales
Revenues	7,886	6,016	5,063
Cost of equipments and handsets	(6,188)	(4,595)	(4,143)
Operating income from equipment sales (b)	1,698	1,421	920

Total operating income (a) + (b)	7,805	6,205	5,424

The breakdown of Operating income by segment is as follows:

Year ended December 31, 2016	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	14,988	30,448	—	45,436
Intersegment revenues	1,948	158	—	2,106
Third party operating expenses	(13,464)	(19,247)	(37)	(32,748)
Intersegment operating expenses	(158)	(1,947)	(1)	(2,106)
Subtotal income (loss) for services revenues and other (1)	3,314	9,412	(38)	12,688

Equipments revenues
Third party revenues	91	7,795	—	7,886
Third party operating expenses	(136)	(6,052)	—	(6,188)
Subtotal income (loss) from equipments revenues (2)	(45)	1,743	—	1,698

D&A (3)	(1,897)	(4,301)	—	(6,198)
Impairment of PP&E (4)	1	(384)	—	(383)
Operating income (loss) (5)=(1)+(2)+(3)+(4)	1,373	6,470	(38)	7,805

Net effect of the intersegment eliminations (6)	(1,789)	1,788	1	—

Net segment contribution to the Operating income (7)=(5)+(6)	(416)	8,258	(37)	7,805

Year ended December 31, 2015	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	10,713	23,810	—	34,523
Intersegment revenues	1,835	137	—	1,972
Third party operating expenses	(9,863)	(15,216)	(23)	(25,102)
Intersegment operating expenses	(137)	(1,834)	(1)	(1,972)
Subtotal income (loss) for services revenues and other (1)	2,548	6,897	(24)	9,421

Equipments revenues
Third party revenues	61	5,955	—	6,016
Third party operating expenses	(82)	(4,513)	—	(4,595)
Subtotal income (loss) from equipments revenues (2)	(21)	1,442	—	1,421

D&A (3)	(1,526)	(2,912)	—	(4,438)
Gain on disposal of PP&E and impairment of PP&E (4)	(91)	(108)	—	(199)
Operating income (loss) (5)=(1)+(2)+(3)+(4)	910	5,319	(24)	6,205

Net effect of the intersegment eliminations (6)	(1,698)	1,697	1	—

Net segment contribution to the Operating income (7)=(5)+(6)	(788)	7,016	(23)	6,205

NORTEL INVERSORA S.A.

Year ended December 31, 2014	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	8,532	19,793	—	28,325
Intersegment revenues	1,772	138	—	1,910
Third party operating expenses	(8,056)	(12,487)	(19)	(20,562)
Intersegment operating expenses	(138)	(1,772)	—	(1,910)
Subtotal income (loss) for services revenues and other (1)	2,110	5,672	(19)	7,763

Equipments revenues
Third party revenues	53	5,010	—	5,063
Third party operating expenses	(72)	(4,071)	—	(4,143)
Subtotal income (loss) from equipments revenues (2)	(19)	939	—	920

D&A (3)	(1,230)	(2,013)	—	(3,243)
Gain on disposal of PP&E and impairment of PP&E (4)	9	(25)	—	(16)
Operating income (loss) (5)=(1)+(2)+(3)+(4)	870	4,573	(19)	5,424

Net effect of the intersegment eliminations (6)	(1,634)	1,634	—	—

Net segment contribution to the Operating income (7)=(5)+(6)	(764)	6,207	(19)	5,424

Note 24 — Finance income and expenses

	Years ended December 31,
	2016	2015	2014
Interest on cash equivalents	1	20	284
Gains on investments (Argentine companies notes and Governments bonds)	287	432	165
Interest on receivables	373	183	161
Gains on other short-term investments	86	199	140
Foreign currency exchange gains	278	321	731
TUVES share purchase option	11	9	—
Other	—	1	2
Total finance income	1,036	1,165	1,483
Interest on loans	(1,613)	(566)	(30)
Interest on salaries and social security payable, other taxes payables and accounts payable	(37)	(26)	(27)
Interest on provisions (Note 17)	(207)	(137)	(118)
Loss on discounting of salaries and social security payables, other taxes payable and other liabilities	(15)	(9)	(5)
Foreign currency exchange losses (*) (**)	(1,328)	(1,456)	(1,003)
Interest on pension benefits (Note 16)	(38)	(28)	(23)
Other	(12)	(10)	—
Total finance expenses	(3,250)	(2,232)	(1,206)
Total finance income, net	(2,214)	(1,067)	277

(*) Includes 5, 432 and (97) of foreign currency exchange gains (losses), net generated by NDF for the years ended on December 31, 2016, 2015 and 2014, respectively.

(**) Includes (1) and (228) of exchange differences generated by Government bonds for the years ended as of December 31, 2015 and 2014.

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

NORTEL INVERSORA S.A.

The following tables set forth the computation of basic and diluted net income per share for the years indicated:

	Years ended December 31,
	2016	2015	2014
Numerator:
Net income attributable to Nortel	2,192	1,891	2,039
Net income available to Class B Preferred Shares	(1,073.03)	(925.68)	(998.13)
Net income available to Ordinary Shares	1,118.97	965.32	1,040.87
Denominator:
Number of Ordinary Shares outstanding	5,330,400	5,330,400	5,330,400
Basic and diluted net income per Ordinary Share	209.92	181.04	195.27

Class B Preferred Shares:
Numerator:
Net income available to Class B Preferred Shares	1,073.03	925.68	998.13
Denominator:
Number of Class B Preferred Shares outstanding	1,470,455	1,470,455	1,470,455
Basic and diluted net income per Class B Preferred Share	729.73	629.52	678.79

Note 26 — Financial risk management

Financial risk factors

Telecom Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in exchange rates and interest rates in connection with financial assets that have been originated and financial liabilities that have been assumed.
•	credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;
•	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•	the definition of guidelines for directing operations;
•	the activity of the Board of Directors and Management which monitors the level of exposure to market risks consistently with prefixed general objectives;
•	the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;
•	the monitoring of the results achieved;

The policies to manage and the sensitivity analyses of the above financial risks by Telecom Group are described below.

•       Market risk

The main Telecom Group’s market risks are its exposure to changes in foreign currency exchange rates in the markets in which it operates principally Argentina and Paraguay. As regards to changes in interest rates, as of December 31, 2016 the Telecom Group has mainly outstanding floating rate borrowings (see Note 12).

Foreign currency risk is the risk that the future fair values or cash flows of a financial instrument may fluctuate due to exchange rate changes. Telecom Group’s exposure to exchange variation risks is related mainly to its operating activities (when income, expenses and investments are denominated in a currency other than the Telecom Group’s functional currency).

As of December 31, 2016 and 2015, Telecom Argentina has no financial debt outstanding in US$ during the fiscal years ended in those dates and at their closing dates. However, Telecom Argentina, Personal and Núcleo have part of its commercial debt nominated in US$ and euro. Additionally, Personal’s and Núcleo’s bank overdrafts and Personal’s Series I, II and III Notes are denominated in its functional currency (argentine pesos and guaranties, respectively) and accrue interest at variable rates. Likewise, Personal’s financial debt is denominated in US$ at variable rates and Series IV Notes are also denominated in US$ but at fixed rate, while Núcleo’s financial debt is denominated in guaraníes and accrue interest at fixed rates.

The financial risk management policies of the Group are directed towards diversifying market risks by the acquisition of goods and services in the functional currency and minimizing interest rate exposure by an appropriate diversification of the portfolio. This may also be achieved by using carefully selected derivative financial instruments to mitigate long-term positions in foreign currency and/or adjustable by variable interest rates.

NORTEL INVERSORA S.A.

Additionally, the Company and the Telecom Group have cash and cash equivalents and investments denominated in US$ and euro (approximately 53% of these items) that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency. On the other hand the Company and the Telecom Group hold investments adjustable to the variation of the US$/$ exchange rate (“dollar linked”). They are also sensitive to variations in exchange rates and contribute to reduce the exposure of the commercial and financial commitments in foreign currency. Dollar linked investments and represent approximately 1% of total cash and cash equivalent and investments of Telecom Group as of December 31, 2016.

The following table shows a breakdown of the Company and the Telecom Group’s net assessed financial position exposure to currency risk as of December 31, 2016 and 2015:

12.31.16

Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	241	15.790	(iii) 4,073
G	250,865	0.003	684
EURO	7	16.625	124
	Total assets		4,881
Liabilities
US$	(859)	15.890	(13,648)
G	(311,279)	0.003	(848)
EURO	(9)	16.770	(158)
	Total liabilities		(14,654)
	Net liabilities		(9,773)

(i)	US$= United States dollar; G= Guaraníes.

(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

(iii)	Includes 735 corresponding to Government bonds at fair value (equivalent to US$45 million).

In order to partially reduce this net liability position in foreign currency, the Company and the Telecom Group, as of December 31, 2016, hold dollar linked investments by $74. According to this, the Company and the Telecom Group’s net liability position in foreign currency amounts to $9,699 as of December 31, 2016, equivalent to approximately US$ 611 million. Additionally, the Telecom Group entered into several NDF contracts as of December 31, 2016 amounting to US$ 16 million, so, the portion of the net liability position in foreign currency not covered by these instruments amounted to US$ 594 million as of December 31, 2016.

12.31.15

Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	103	12.940	(iii) 1,353
G	234,194	0.002	520
EURO	4	14.068	54
	Total assets		1,927
Liabilities
US$	(538)	13.040	(7,015)
G	(348,051)	0.002	(771)
EURO	(14)	14.210	(191)
	Total liabilities		(7,977)
	Net liabilities		(6,050)

(i)	US$= United States dollar; G= Guaraníes.

(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

(iii)	Includes 616 corresponding to Government bonds at fair value (equivalent to US$46 million).

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2015, hold dollar linked investments by $1,105 and other short-term investments whose main underlying asset are financial assets dollar linked for a total amount of $338. According to this, the Company and the Telecom Group’s net liability position in foreign currency amounted to $4,607 as of December 31, 2015, equivalent to approximately US$ 353 million. Additionally, the Telecom Group entered into several NDF contracts as of December 31, 2015 amounting to US$ 165 million, so, the portion of the net liability position in foreign currency not covered by these instruments amounted to US$ 188 million as of December 31, 2015.

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

NORTEL INVERSORA S.A.

Exchange rate risk — Sensitivity analysis

Based on the composition of the consolidated statement of financial position as of December 31, 2016, which is a net liability position in foreign currency of $9,772 equivalent to US$ 630 million, Telecom Group’s Management estimates that every variation in the exchange rate of $0.10 pesos against the US dollar and proportional variations for euro and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately $63 of the consolidated amounts of foreign currency position.

If we consider only the portion not covered by derivative financial instruments and other assets adjusted by the variation of the US dollar, the net liability position totaled $9,444 equivalent to approximately US$ 595 million, and a variation of the exchange rate of $ 0.10 pesos as described in the previous paragraph, would generate a variation of approximately $60 in the consolidated financial position in foreign currency.

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

Interest rate risk — Sensitivity analysis

Within its structure of financial debt, the Telecom Group has bank overdrafts denominated in argentine pesos accruing interest at rates that are reset at maturity, notes that bear interest at a mixed rate (fixed rate and floating rate) and fixed rate and foreign bank loans denominated in US dollar and guaranties that bear interest at a floating rate.

Personal’s Management believes that any variation of 10 bps in the agreed interest rates would become in the following results:

Financial debt	Financial debt currency	Amount (in millions)	Effect (in millions)
Bank overdrafts		$1,707	1.7
Notes		$1,442	1.4
Bank loans	US$	440	7.0

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

Date due	Banks and cash equivalents	Investments	Trade receivables, net	Other receivables, net	Total
Total due	—	—	1,738	—	1,738
Total not due	4,002	2,097	6,047	335	12,481
Total as of December 31, 2016	4,002	2,097	7,785	335	14,219

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with the Telecom Group); (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $1,738 as of December 31, 2016 ($1,301 as of December 31, 2015).

NORTEL INVERSORA S.A.

Regarding the credit risk relating to the asset included in the “Net financial debt or asset”, it should be noted that the Company and the Telecom Group evaluate the outstanding credit of the counterparty and the levels of investment, based, among others, on their credit rating and the equity size of the counterparty. Deposits are made with leading high-credit-quality banking and financial institutions and generally for periods of less than three months.

The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk.

In order to minimize credit risk, the Telecom Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different first-class financial entities. Consequently, there are no significant positions with any one single counterpart.

        •      Liquidity risk

Liquidity risk represents the risk that the Company and the Telecom Group have no funds to accomplish its obligations of any nature (labor, commercial, fiscal and financial, among others).

The Telecom Group’s working capital breakdown and its main variations are disclosed below:

	2016	2015	Variation
Trade receivables	7,577	5,663	1,914
Other receivables	1,012	1,346	(334)
Inventories	1,278	2,193	(915)
Current liabilities (not considering financial debt)	(13,258)	(13,494)	236
Operative working capital - negative	(3,391)	(4,292)	901
Over revenues	(6.4)%	(10.6)%

Cash and cash equivalents	4,002	937	3,065
Investments	1,751	1,430	321
Current financial debt	(3,266)	(3,451)	185
Net Current financial asset (debt)	2,487	(1,084)	3,571

Negative operating working capital (current assets — current liabilities)	(904)	(5,376)	4,472
Liquidity rate	0.95	0.68	0.26

The Company and the Telecom Group have a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those it provides to its customers. According to this, the negative operating working capital amounted to $904 as of December 31, 2016 (decreasing $4,472 vs. December 31, 2015) positioning at higher levels (6.4% of consolidated revenues as of December 31, 2016 vs. 10.5% of consolidated revenues as of December 31, 2015).

During 2016 the Telecom Group returned to demand funds to the financial market in Argentina, what has allowed financing the Telecom Group’s growth in PP&E and intangible assets at very reasonable rates. The Telecom Group has an excellent credit rating (Personal’s notes have been qualified “AA + (arg)” by FIX SCR S.A) related to the Telecom Group’s operating cash flow record and low leverage (net financial debt ratio over company market value amounts only 9%). All the above mentioned generates that the total working capital (current assets - current liabilities) amounted to a net debt of $904 as of December 31, 2016, resulting from a decrease in negative operating working capital and an increase in current net financial debt amounting to $901 and $3,571, respectively.

These increases in absolute terms, consolidated liquidity ratio (current assets / current liabilities) amounting to 0.95.

The Telecom Group has several financing sources and several offers from first-class international institutions to diversify its current short-term funding structure, which includes accessing to domestic and international capital market and obtaining competitive bank loans in what relates to terms and financial costs.

The low financial debt of the Telecom Group makes possible to obtain financial resources for longer terms at a reasonable cost. The Telecom Group’s management evaluates the national and international macroeconomic context to take advantage of market opportunities that allows it preserving its financial health for the benefit of its investors.

The Company and the Telecom Group manage its cash and cash equivalents and its financial assets trying to match the term of investments with those of its obligations. The average term of its investments should not exceed the average term of its obligations. Cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

NORTEL INVERSORA S.A.

The Company and the Telecom Group maintain a liquidity policy that results into a significant volume of available cash through its normal course of business as it is shown in the consolidated statement of cash flows. The Company and the Telecom Group have consolidated cash and cash equivalents amounting to $4,002 (equivalent to US$ 250 million) as of December 31, 2016 (in 2015, $937, equivalent to US$ 72 million).

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Maturity Date	Trade payables	Debt	Salaries and social security payables	Other liabilities	Total
Due	354	—	—	—	354
January 2017 thru December 2017	8,627	3,869	1,611	69	14,176
January 2018 thru December 2018	71	2,812	108	7	2,998
January 2019 thru December 2019	48	2,095	39	—	2,182
January 2020 and thereafter	33	5,212	37	6	5,288
	9,133	13,988	1,795	82	24,998

Capital management

The primary objective of the Company and the Telecom Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

The Company and the Telecom Group manage its capital structure and makes adjustments considering the business evolution and changes in the macroeconomic conditions.

To maintain or adjust the capital structure, the Company and the Telecom Group may adjust the dividend payment to shareholders and the level of indebtedness.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2016 and 2015.

The Company and the Telecom Group do not have to comply with regulatory capital adequacy requirements.

Note 27 — Related party balances and transactions

(a) Controlling group

All of the common shares of Nortel belong to Sofora. As of December 31, 2016 these shares represent 78.38% of the capital stock of Nortel.

Sofora’s capital stock consists of shares of common stock, with a par value of $1 argentine peso each and one vote per share. As of December 31, 2016, Sofora’s shares are held by Fintech Telecom LLC (68%) and W de Argentina Inversiones S.A. (32%). Additionally, Fintech holds 58,173,522 Class B shares of Telecom Argentina, which represent 5.91% of Telecom Argentina’s total capital stock.

Fintech Telecom LLC, a Delaware (United States) limited liability company, is a wholly-owned direct subsidiary of Fintech Advisory Inc. and its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina. Fintech Advisory Inc., a Delaware (United States) company, is directly controlled by Mr. David Martínez (a member of Telecom Argentina’s Board of Directors). Fintech Advisory Inc. is an investor and investment manager in equity and debt securities of sovereign and private entities primarily in emerging markets.

In connection with the Shareholders’ Agreement entered into by the Telecom Italia Group and W de Argentina Inversiones S.A., as last amended on October 24, 2014 (“the New Shareholders’ Agreement”), Fintech Telecom LLC adhered as a party to the New Shareholders’ Agreement by means of execution of a Deed of Adherence, following its acquisition of 17% of Sofora’s capital stock. On March 8, 2016, as a result of its acquisition of 51% of Sofora’s shares, Fintech acquired all the rights and obligations of the Telecom Italia Group under the New Shareholders´ Agreement.

NORTEL INVERSORA S.A.

Change of indirect parent company of the Telecom Group

On November 14, 2013, Telecom Italia S.p.A and Telecom Italia International N.V. (jointly, the “Sellers”) and Tierra Argentea (a company controlled by the Sellers) announced the acceptance of an offer by Fintech Telecom LLC to acquire the controlling stake held by the Telecom Italia Group in Telecom Argentina, owned by the Sellers, through its subsidiaries Sofora, Nortel and Tierra Argentea. Closing of the transfer of the Telecom Italia Group’s shares in Sofora was subject to certain required regulatory authorizations.

On December 10, 2013, Tierra Argentea transferred to Fintech Telecom LLC Telecom Argentina’s Class B shares representing 1.58% of Telecom Argentina’s capital stock and Nortel’s ADRs representing 8% of Nortel’s Preferred Class “B” Shares.

On October 25, 2014, Telecom Italia S.p.A. announced its acceptance of an offer by Fintech Telecom LLC to amend and restate the agreement announced on November 14, 2013. Within the frame of this amendment agreement: 1) on October 29, 2014 Telecom Italia International N.V. transferred 17% of Sofora’s capital stock to Fintech Telecom LLC; 2) it was confirmed that the transfer of the 51% controlling interest in Sofora was subject to the prior approval of the telecommunications regulatory authority (previously the SC, then the AFTIC and currently the ENACOM).

On October 16, 2015, AFTIC’s Resolution No. 491/2015 was published in the Official Bulletin, denying authorization for the transfer of Telecom Italia’s controlling equity interest in Sofora to Fintech. Such Resolution was challenged in several opportunities by Fintech, the Sellers, W de Argentina Inversiones S.A., Telecom Argentina and Personal.

On February 17, 2016 Telecom Argentina was notified of ENACOM Resolution No. 64/16 pursuant to which ENACOM partially revoked AFTIC Resolution No. 491/15 and decided to continue analyzing the transfer of Telecom Italia Group’s shares in Sofora.

On March 7, 2016, ENACOM Resolution No. 277/16 authorized Fintech’s acquisition of 51% of Sofora’s shares of common stock, and on March 8, 2016, the transfer of Telecom Italia Group’s 51% stake in Sofora to Fintech was closed.

Sofora’s Unanimous General Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2016 approved, among other items, the performance of duties of the members of the Board of Directors and Supervisory Committee appointed by the Sellers in Sofora, and the appointment of new members of the Board of Directors and Supervisory Committee of Sofora to replace those members previously appointed by the Sellers, for a term ending on the date of the next Shareholders’ Meeting that shall consider Sofora’s financial statements as of December 31, 2015. On March 8, 2016, new members of the Board of Directors of Nortel, Telecom Argentina and Personal appointed by Fintech replaced those members previously appointed by the Sellers.

On March 29, 2016, Personal’s Shareholders held their General Ordinary and Extraordinary Unanimous Meeting, and on April 8, 2016, Telecom Argentina’s Shareholders and the Company’s Shareholders held their respective General Ordinary and Extraordinary Meetings, during which, among other issues, the performance of the members of the Board of Directors and Supervisory Committee appointed by the Sellers in such companies was approved, and new members of the Boards of Directors and Supervisory Committees of such companies were appointed to replace those who had been previously appointed by the Sellers, for a period ending on the dates of the next Shareholders’ Meeting in which the financial statements as of December 31, 2015 will be considered (in the case of Telecom Argentina and Personal, and the members of the Supervisory Committee of Nortel), and the date of the next Shareholders’ Meeting in which financial statements as of December 31, 2016 will be considered (in the case of the members of the Board of Directors of Nortel).

The above mentioned Meetings also resolved to grant indemnity to the directors and alternate directors and members of the Supervisory Committee who resigned from their positions following the change of control, and to the former directors and members of the Supervisory Committee nominated or appointed by the former controlling shareholder, to the extent and within the scope permitted by applicable law, for a period of 6 years.

NORTEL INVERSORA S.A.

On March 8, 2016, the change of Sofora’s controlling shareholder became effective and, accordingly, the Telecom Italia Group ceased being the Telecom Argentina’s indirect controlling shareholder (position assumed by Fintech). Based on such facts, on April 15, 2016 Telecom Argentina and Personal, and on April 20, 2016 the Company and Sofora, notified the CNCD that the “Telco and TI-W Commitments have become moot and have completely lost its cause and purpose”.

On November 25, 2016, Fintech informed that it was notified of the Resolution No. 356/16 of the Secretary of Commerce of the Ministry of Production, which authorized the economic concentration operation consisting on the acquisition by Fintech of 68% of the common shares of Sofora.

OPA for control changing

On February 24, 2016, Telecom Argentina was notified of Fintech Telecom LLC’s intention to launch a Mandatory Tender Offer (the “OPA”) resulting from a change of control event for all Class B common shares of Telecom Argentina listed on the Buenos Aires Securities Market, or Mercado de Valores de Buenos Aires S.A. The OPA’s background and purpose, price, timing and terms of acceptance, and details of the facts that condition its performance, are described in an OPA notice published in “El Cronista Comercial” newspaper on February 24, 2016, in page No.5. On July 22, 2016 Fintech informed Telecom Argentina the modifications to certain terms of the OPA announced previously by Fintech, including the offering price. The offered price has been amended from $46 argentine pesos per share to US$ 3.925 per share (from which US$ 0.050 (five cents) should be deducted per share as cash dividends paid on May 13, 2016, together with any other cash dividend to be paid by Telecom Argentina from the date of the OPA’s announcement to the date of the OPA´s payment.

On September 6, 2016, the CNV’s Board of Directors approved the formal terms of the OPA. Subsequently, on September 14, 15 and 16 of 2016, Fintech published in “El Cronista Comercial” newspaper the notice provided on the CNV Rules (modified by complementary notices published in the same newspaper on October 5, 6 and 7-the first-, and on October 26, 27 and 28- the second-) setting the opening and closing dates of the OPA and the amendments to the “OPA Notice” published on February 24, 2016. The end of the OPA and its additional deadline took place on November 4, 2016 for Argentina.

On November 7, 2016, Fintech informed Telecom Argentina that, having ended the OPA’s offers reception period in Argentina, a total of 12,337,723 Class “B” shares acceptances were received, representing 1.253% of Telecom Argentina’s total capital.

Simultaneously, Fintech had launched an OPA in the United States of America, which offers reception period expired on November 23, 2016. This OPA did not affect in any way the OPA launched by Fintech in Argentina. According to Fintech, 5,549,209 ADSs and 3,695 Class “B” Shares entered into the OPA launched in the United States of America. As a consequence of the OPAs launched in both markets, Fintech acquired 40,087,463 Telecom Argentina’s shares (equivalent to 4.07% of its total capital).

Additional information regarding the transaction between the Telecom Italia Group and Fintech as well as the OPA promoted by Fintech is available in the “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in the “Company filings” section (Telecom Italia S.p.A and Telecom Argentina) of the SEC at www.sec.gov.

(b) Related parties

For the purposes of these consolidated financial statements, related parties are those individuals or legal entities which are related (in terms of IAS 24) to the Telecom Italia Group, Fintech Telecom LLC or W de Argentina - Inversiones S.A., except Sofora.

In connection with the change of control explained in a) above, on March 8, 2016, Fintech Telecom LLC acquired 51% of Sofora’s shares from the Telecom Italia Group. As a result, Fintech Telecom LLC acquired the indirect control of the Telecom Group, increasing its holding in Sofora to 68% of Sofora’s shares and voting rights. Therefore, the transactions disclosed in d) below corresponding to the Telecom Italia Group are those performed until March 8, 2016, as from which date the Telecom Italia Group has ceased to be a related party of the Telecom Group. Please note that no operations with related parties of Fintech Telecom LLC conducted as from March 8, 2016 have been identified.

For the years presented, the Company and the Telecom Group have not conducted any transactions with Key Managers and/or persons related to them, as described above.

NORTEL INVERSORA S.A.

(c) Balances with related parties

		As of December 31,
	Type of related party	2016	2015
CURRENT ASSETS
Cash and cash equivalents
Banco Atlas S.A.(a)	Other related party	2	2
Total cash and cash equivalents		2	2
Trade receivables
Editorial Azeta S.A. (a)		1	—
TIM Participacoes S.A. (b)	Other related party	—	13
Latin American Nautilus Argentina S.A. (b)	Other related party	—	1
Telecom Italia S.p.A. (b)	Parent company as of March 8, 2016	—	3
Experta ART S.A. (d) (e)	Other related party	—	1
Total trade receivables, net		1	18
Other receivables
Latin American Nautilus Ltd. (b)	Other related party	—	36
Caja de Seguros S.A. (c)	Other related party	—	3
Total other receivables, net		—	39
CURRENT LIABILITIES
Trade payables
Italtel Group (b)	Other related party	—	160
Latin American Nautilus Ltd. (b)	Other related party	—	53
Telecom Italia S.p.A. (b)	Parent company as of March 8, 2016	—	28
Telecom Italia Sparkle S.p.A. (b)	Other related party	—	27
Latin American Nautilus USA Inc. (b)	Other related party	—	3
Latin American Nautilus Argentina S.A. (b)	Other related party	—	2
TIM Participacoes S.A. (b)	Other related party	—	2
Caja de Seguros S.A. (c)	Other related party	—	46
Experta ART S.A. (d) (e)	Other related party	16	12
Universal Music Argentina S.A. (f)	Other related party	—	10
Haras El Capricho S.A. (g)	Other related party	1	1
Telteco S.A. (h)	Other related party	4	5
Total trade payables		21	349
Financial debt — Notes (current and non-current)
La Estrella Sociedad Anónima de Seguros de Retiro (d)	Other related party	172	—
Experta ART S.A. (d) (e)	Other related party	151	—
Total financial debt		323	—

(a)         Such companies relate to ABC Telecommunications Group of Paraguay.

(b)         Such companies relate to Telecom Italia Group until March 8, 2016.

(c)          Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 and until March 8, 2016 it relates to Telecom Italia Group.

(d)         Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 it relates to W de Argentina - Inversiones S.A.

(e)          Until September 9, 2015 this company was La Caja Aseguradora de Riesgos del Trabajo ART S.A.

(f)           Such companies relate to Telecom Italia Group since November 1, 2015 and until March 8, 2016.

(g)          Such companies relate to W de Argentina — Inversiones S.A.

(h)         Such companies relate to a Board of Directors member appointed by W de Argentina — Inversiones S.A.

(d) Transactions with related parties

			Years ended December 31,
	Transaction description	Type of related party	2016	2015	2014
Services rendered
Editorial Azeta S.A. (a)	Voice retail	Other related party	3	3	3
Banco Atlas S.A. (a)	Voice retail	Other related party	1	1	1
Penta S.A. (a)	Voice retail	Other related party	1	—	—
Telecom Italia Sparkle S.p.A. (b)	International inbound calls	Other related party	4	23	26
TIM Participacoes S.A. (b)	Roaming	Other related party	2	6	11
Latin American Nautilus Argentina S.A. (b)	International inbound calls and roaming	Other related party	2	7	9
Telecom Italia S.p.A. (b)	Roaming	Parent company as of March 8, 2016	2	4	2
Experta ART S.A. (d) (e)	Voice retail	Other related party	7	—	—
Caja de Seguros S.A. (c)	Services sales (i)	Other related party	58	328	125
Caja de Seguros S.A. (c)	Equipment sales (ii)	Other related party	43	196	279
		Total services rendered	123	568	456

(i)                                     Includes integral retribution provided in the Mobile Equipment Insurance Agreement between Personal and Caja de Seguros S.A. and the income from advertising spaces rental.

(ii)                                  Corresponds to the income generated by the restitution, on behalf and order of the insurance company, of equipment to clients insured by Caja de Seguros S.A.

NORTEL INVERSORA S.A.

			Years ended December 31,
	Transaction description	Type of related party	2016	2015	2014
Services received
Editorial Azeta S.A. (a)	Advertising	Other related party	(3)	(2)	(2)
Penta S.A. (a)	Rental	Other related party	(2)	—	—
Latin American Nautilus Ltd. (b).	International inbound calls and data	Other related party	(19)	(71)	(147)
Grupo Italtel (b)	Maintenance, materials and supplies	Other related party	(10)	(125)	(63)
Telecom Italia Sparkle S.p.A. (b)	International outbound calls and others	Other related party	(7)	(58)	(52)
TIM Participacoes S.A. (b)	Roaming	Other related party	(17)	(11)	(19)
Telecom Italia S.p.A. (b)	Fees for services and roaming	Parent company as of March 8, 2016	(3)	(33)	(18)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	Other related party	(2)	(7)	(12)
Latin American Nautilus USA Inc. (b)	International outbound calls	Other related party	(1)	(7)	(8)
Caja de Seguros S.A. (c)	Insurance	Other related party	(9)	(36)	(29)
Experta ART S.A. (d) (e)	Salaries and social security - Insurance	Other related party	(131)	(100)	(61)
La Estrella Seguros de Retiro S.A. (d)	Insurance	Other related party	—	(5)	(9)
Universal Music Argentina S.A. (f)	VAS costs	Other related party	(4)	(4)	—
Haras El Capricho S.A. (g)	Advertising	Other related party	—	(1)	—
Telteco S.A. (h)	Fees for services	Other related party	(22)	(14)	(7)
		Total services received	(230)	(474)	(427)

			Years ended December 31,
	Transaction description	Type of related party	2016	2015	2014
Finance costs
Experta ART S.A. (d) (e)	Interests on loans	Other related party	(27)	—	—
La Estrella Seguros de Retiro S.A. (d)	Interests on loans	Other related party	(28)	—	—
		Total finance costs	(55)	—	—

		Years ended December 31,
	Type of related party	2016	2015	2014
Purchases of PP&E and intangible assets
Italtel Group (b)	Other related party	18	103	153
Telteco S.A. (h)	Other related party	1	4	12
	Total purchases of PP&E and intangible assets	19	107	165

		As of December 31,
	Type of related party	2016	2015
Commitments
	Other related parties	—	221
		—	221

(a)         Such companies relate to ABC Telecommunications Group of Paraguay.

(b)         Such companies relate to Telecom Italia Group until March 8, 2016.

(c)          Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 and until March 8, 2016 it relates to Telecom Italia Group.

(d)         Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 it relates to W de Argentina - Inversiones S.A.

(e)          Until September 9, 2015 this company was La Caja Aseguradora de Riesgos del Trabajo ART S.A.

(f)           Such companies relate to Telecom Italia Group since November 1, 2015 and until March 8, 2016.

(g)          Such companies relate to W de Argentina — Inversiones S.A.

(h)         Such companies relate to a Board of Directors member appointed by W de Argentina — Inversiones S.A.

The transactions discussed above were made on terms no less favorable to Telecom Argentina than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of Telecom Argenitna, after being approved by the Audit Committee in compliance with Decree No. 677/01 and Law No. 26,831.

(e) Key Managers

•                  The Company

The estimated compensation for the members of the Company’s Board of Directors for fiscal year 2016 is approximately of $9.

The compensation for the members of the Company´s Board of Directors approved by the Ordinary Annual Shareholders’ Meeting for fiscal years 2015 and 2014 were approximately of $6 and $5, respectively.

The members and alternate members of the Board of Directors do not hold executive positions in the Company or Company’s subsidiaries.

•                  Telecom Argentina

Compensation for the Key Managers, including social security contribution, amounted to $198, $106 and $56 for the years ended December 31, 2016, 2015 and 2014, respectively, and was recorded as expenses under the line item “Employee benefits expenses and severance payments”.

NORTEL INVERSORA S.A.

	Years ended December 31,
	2016	2015	2014
Salaries (*)	52	37	31
Variable compensation (*)	53	26	7
Social security contributions	30	18	11
Hiring benefits	5	—	—
Termination benefits	58	25	7
	198	106	56

(*) Gross compensation. Social security contributions and income tax retentions that are deducted from the gross compensation are in charge of the employee.

As of December 31, 2016 and 2015, respectively, an amount of $66 and $30 remained unpaid.

The estimated compensation of the members of the Telecom Argentina’s Board of Directors for fiscal year 2016 is approximately of $35.5. Additionally, a member of the Board of Directors (included in the Telecom Argentina’s payroll) has performed technical and administrative tasks for $1.4, recorded within “salaries and social security compensation” in the Consolidated Income Statements as of December 31, 2016.

The compensation for the members of the Telecom Argentina´s Board of Directors approved by the Ordinary Annual Shareholders’ Meeting for fiscal years 2015 and 2014 were approximately of $20 and $16, respectively.

The members and alternate members of the Board of Directors do not hold executive positions in the Telecom Argentina or Telecom Argentina’s subsidiaries.

Note 28 — Segment information

As of December 31, 2016, 2015 and 2014, the Telecom Group carries out its activities through six companies which were consolidated by the end of fiscal years 2016, 2015 and 2014, respectively (Note 1.a).

The Telecom Group has combined the operating segments into three reportable segments: “Fixed Services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Segment financial information for the years 2016, 2015 and 2014 was as follows:

NORTEL INVERSORA S.A.

 For the year ended December 31, 2016

•    Income statement information

	Fixed	Mobile Services				Elimi-
	Services	Personal	Núcleo*	Subtotal	Nortel	nations	Total
Total revenues and other income (1)	17,027	35,766	2,649	38,415	—	(2,120)	53,322
Employee benefit expenses and severance payments	(7,220)	(2,381)	(199)	(2,580)	(7)	—	(9,807)
Interconnection costs and other telecommunication charges	(961)	(2,721)	(200)	(2,921)	—	1,329	(2,553)
Fees for services, maintenance, materials and supplies	(2,311)	(2,975)	(229)	(3,204)	(15)	509	(5,021)
Taxes and fees with the Regulatory Authority	(1,118)	(3,925)	(82)	(4,007)	(12)	—	(5,137)
Commissions	(327)	(3,286)	(295)	(3,581)	—	59	(3,849)
Cost of equipments and handsets	(136)	(5,749)	(303)	(6,052)	—	—	(6,188)
Advertising	(126)	(644)	(104)	(748)	—	—	(874)
Cost of VAS	(53)	(1,329)	(117)	(1,446)	—	—	(1,499)
Provisions	(78)	(109)	—	(109)	—	—	(187)
Bad debt expenses	(152)	(951)	(125)	(1,076)	—	—	(1,228)
Other operating expenses	(1,276)	(1,378)	(158)	(1,536)	(4)	223	(2,593)
Operating income before D&A	3,269	10,318	837	11,155	(38)	—	14,386
Depreciation of PP&E	(1,686)	(2,088)	(584)	(2,672)	—	—	(4,358)
Amortization of intangible assets	(211)	(1,526)	(103)	(1,629)	—	—	(1,840)
Impairment of PP&E	1	(384)	—	(384)	—	—	(383)
Operating income	1,373	6,320	150	6,470	(38)	—	7,805
Financial results, net	(151)	(2,064)	(29)	(2,093)	30	—	(2,214)
Income before income tax expense	1,222	4,256	121	4,377	(8)	—	5,591
Income tax expense, net	(59)	(1,506)	(29)	(1,535)	(10)	—	(1,604)
Net income (loss)	1,163	2,750	92	2,842	(18)	—	3,987

(*) Includes Personal Envíos’ operations that are not material (Revenues 25, Operating income before D&A (7), Operating income (9) and Net loss (9)).

Net income attributable to Nortel	647	1,529	34	1,563	(18)	—	2,192
Net income attributable to non-controlling interest	516	1,221	58	1,279	—	—	1,795
	1,163	2,750	92	2,842	(18)	—	3,987

(1)

Service revenues	14,923	28,049	2,382	30,431	—	—	45,354
Equipment sales	91	7,535	260	7,795	—	—	7,886
Other income	66	16	1	17	—	(1)	82
Subtotal third party revenues and other income	15,080	35,600	2,643	38,243	—	(1)	53,322
Intersegment revenues	1,947	166	6	172	—	(2,119)	—
Total revenues and other income	17,027	35,766	2,649	38,415	—	(2,120)	53,322

•    Balance sheet information

PP&E, net	11,468	9,541	2,156	11,697	—	—	23,165
Intangible assets, net	429	7,086	78	7,164	—	(1)	7,592
Capital expenditures on PP&E (a)	3,820	5,249	563	5,812	—	—	9,632
Capital expenditures on intangible assets (b)	197	1,481	76	1,557	—	—	1,754
Total capital expenditures in PP&E and intangible assets (a)+ (b)	4,017	6,730	639	7,369	—	—	11,386
Total additions on PP&E and intangible assets	4,525	6,708	627	7,335	—	—	11,860
Net financial debt	441	(5,860)	(473)	(6,333)	57	—	(5,835)

•    Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	50,405	49,957	29,834
Abroad	2,917	3,365	2,520
Total	53,322	53,322	32,354

NORTEL INVERSORA S.A.

For the year ended December 31, 2015

•    Income statement information

	Fixed	Mobile Services				Elimi-
	Services	Personal	Núcleo*	Subtotal	Nortel	nations	Total
Total revenues and other income (1)	12,609	28,203	1,717	29,920	—	(1,990)	40,539
Employee benefit expenses and severance payments	(5,268)	(1,856)	(129)	(1,985)	(5)	—	(7,258)
Interconnection costs and other telecommunication charges	(719)	(2,686)	(154)	(2,840)	—	1,389	(2,170)
Fees for services, maintenance, materials and supplies	(1,769)	(2,417)	(152)	(2,569)	(10)	419	(3,929)
Taxes and fees with the Regulatory Authority	(818)	(3,071)	(54)	(3,125)	(7)	—	(3,950)
Commissions	(268)	(2,774)	(199)	(2,973)	—	48	(3,913)
Cost of equipments and handsets	(82)	(4,328)	(185)	(4,513)	—	—	(4,595)
Advertising	(108)	(628)	(78)	(706)	—	—	(814)
Cost of VAS	(38)	(1,136)	(82)	(1,218)	—	—	(1,256)
Provisions	(17)	(96)	—	(96)	—	—	(113)
Bad debt expenses	(79)	(462)	(23)	(485)	—	—	(564)
Other operating expenses	(934)	(960)	(93)	(1,053)	(2)	134	(1,855)
Operating income before D&A	2,509	7,789	568	8,357	(24)	—	10,842
Depreciation of PP&E	(1,341)	(1,379)	(326)	(1,705)	—	—	(3,046)
Amortization of intangible assets	(185)	(1,141)	(66)	(1,207)	—	—	(1,392)
Gain on disposal of PP&E and impairment of PP&E	(91)	(109)	1	(108)	—	—	(199)
Operating income	892	5,160	177	5,337	(24)	—	6,205
Financial results, net	(173)	(864)	(65)	(929)	35	—	(1,067)
Income before income tax expense	719	4,296	112	4,408	11	—	5,138
Income tax expense, net	(155)	(1,522)	(15)	(1,537)	(12)	—	(1,704)
Net income (loss)	564	2,774	97	2,871	(1)	—	3,434

(*) Includes Personal Envíos’ operations. This company started to operate on January 1, 2015. Its operations are not material (Revenues 9, Operating income before D&A (2), Operating income (4) and Net loss (4)).

Net income attributable to Nortel	314	1,542	36	1,578	(1)	—	1,891
Net income attributable to non-controlling interest	250	1,232	61	1,293	—	—	1,543
	564	2,774	97	2,871	(1)	—	3,434

Service revenues	10,675	22,258	1,547	23,805	—	—	34,480
Equipment sales	61	5,796	159	5,955	—	—	6,016
Other income	39	5	—	5	—	(1)	43
Subtotal third party revenues and other income	10,775	28,059	1,706	29,765	—	—	40,539
Intersegment revenues	1,834	144	11	155	—	(1,989)	—
Total revenues and other income	12,609	28,203	1,717	29,920	—	(1,990)	40,539

•    Balance sheet information

PP&E, net	9,280	6,899	1,784	8,683	—	—	17,963
Intangible assets, net	443	7,131	86	7,217	—	(1)	7,659
Capital expenditures on PP&E (a)	2,846	3,157	393	3,550	—	—	6,396
Capital expenditures on intangible assets (b)	233	3,395	76	3,471	—	—	3,704
Total capital expenditures (a)+ (b)	3,079	6,552	469	7,021	—	—	10,100
Total additions on PP&E and intangible assets	3,514	7,158	490	7,648	—	—	11,162
Net financial asset (debt)	560	(2,372)	(465)	(2,837)	67	—	(2,210)

•    Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	38,633	38,344	24,844
Abroad	1,863	2,152	2,129
Total	40,496	40,496	26,973

NORTEL INVERSORA S.A.

For the year ended December 31, 2014

•    Income statement information

	Fixed	Mobile Services				Elimi-
	Services	Personal	Núcleo	Subtotal	Nortel	nations	Total
Total revenues and other income (1)	10,357	23,353	1,588	24,941	—	(1,910)	33,388
Employee benefit expenses and severance payments	(4,021)	(1,452)	(118)	(1,570)	(4)	—	(5,595)
Interconnection costs and other telecommunication charges	(676)	(2,592)	(192)	(2,784)	—	1,386	(2,074)
Fees for services, maintenance, materials and supplies	(1,402)	(2,145)	(137)	(2,282)	(8)	351	(3,341)
Taxes and fees with the Regulatory Authority	(723)	(2,527)	(47)	(2,574)	(6)	—	(3,303)
Commissions	(210)	(2,181)	(156)	(2,337)	—	53	(2,494)
Cost of equipments and handsets	(72)	(3,959)	(112)	(4,071)	—	—	(4,143)
Advertising	(151)	(563)	(78)	(641)	—	—	(792)
Cost of VAS	(16)	(856)	(64)	(920)	—	—	(936)
Provisions	(115)	31	—	31	—	—	(84)
Bad debt expenses	(89)	(315)	(20)	(335)	—	—	(424)
Other operating expenses	(791)	(761)	(86)	(847)	(1)	120	(1,519)
Operating income before D&A	2,091	6,033	578	6,611	(19)	—	8,683
Depreciation of PP&E	(1,084)	(1,002)	(303)	(1,305)	—	—	(2,389)
Amortization of intangible assets	(146)	(648)	(60)	(708)	—	—	(854)
Gain on disposal of PP&E and impairment of PP&E	9	(25)	—	(25)	—	—	(16)
Operating income	870	4,358	215	4,573	(19)	—	5,424
Financial results, net	275	—	(22)	(22)	24	—	277
Income before income tax expense	1,145	4,358	193	4,551	5	—	5,701
Income tax expense, net	(403)	(1,542)	(22)	(1,564)	(8)	—	(1,975)
Net income (loss)	742	2,816	171	2,987	(3)	—	3,726

Net income attributable to Nortel	412	1,566	64	1,630	(3)	—	2,039
Net income attributable to non-controlling interest	330	1,250	107	1,357	—	—	1,687
	742	2,816	171	2,987	(3)	—	3,726

(1)

Service revenues	8,506	18,284	1,488	19,772	—	—	28,278
Equipment sales	53	4,920	90	5,010	—	—	5,063
Other income	26	21	—	21	—	—	47
Subtotal third party revenues and other income	8,585	23,225	1,578	24,803	—	—	33,388
Intersegment revenues	1,772	128	10	138	—	(1,910)	—
Total revenues and other income	10,357	23,353	1,588	24,941	—	(1,910)	33,388

•    Balance sheet information

PP&E, net	7,751	4,688	1,370	6,058	—	—	13,809
Intangible assets, net	395	4,877	60	4,937	—	(1)	5,331
Capital expenditures on PP&E (a)	2,112	1,896	296	2,192	—	—	4,304
Capital expenditures on intangible assets (b)	165	4,427	61	4,488	—	—	4,653
Total capital expenditures (a)+ (b)	2,277	6,323	357	6,680	—	—	8,957
Total additions on PP&E and intangible assets	2,628	6,564	355	6,919	—	—	9,547
Net financial asset (debt)	219	693	(167)	526	179	—	924

•    Geographic information

	Total revenues and other income		Total non- current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	31,697	31,428	18,414
Abroad	1,691	1,960	1,510
Total	33,388	33,388	19,924

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

Below are detailed the additional disclosures required by this standard related to Telecom Argentina’s summarized financial information as of December 31, 2016 and 2015 and for the years ended as of December 31, 2016, 2015 and 2014.

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

The Ordinary and Extraordinary Shareholders Meeting held on June 22, 2015 approved the Telecom Argentina’s corporate purpose change, adapting it to the new definition of ICT services of the LAD and, thus, including the possibility of providing Audiovisual Communication Services. Telecom Argentina obtained authorization from the AFTIC and later of the CNV and IGJ, which registered the amendment of the Telecom Argentina’s bylaws on September 26, 2015.

Nortel holds 54.74% of Telecom Argentina’s capital stock( 51% of Telecom Argentina’s Class “A” shares and 3.74% of Telecom Argentina’s Class “B shares), which allows it to control Telecom Argentina and determine its operating and financial policies, so, as a consequence, these consolidated financial statements include the consolidation of Telecom Argentina’s assets, liabilities, results and cash flows. As a result of Telecom Argentina’s Treasury Shares Acquisition Process described in Note 19.f) to these consolidated financial statements, Nortel’s equity interest in Telecom Argentina amounts to 55.60% of the Telecom Argentina’s outstanding shares as of December 31, 2016. The non-controlling interest of Telecom Argentina as of December 31, 2016 is as follow:

Type of Investor	%
ANSES (*)	24.99
ADS — NYSE	14.52
Other third parties - BCBA	4.17
Treasury shares	1.55
Total public offer	45.23

(*) According shareholding in Caja de Valores.

The remaining 0.03% of the outstanding shares is represented by the Class “C” shares from the share ownership program created by Law No. 23,696.

Below is disclosed relevant summarized financial information of Telecom Argentina as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, according to the consolidated financial statements approved by Telecom Argentina’s Board of Directors held on March 8, 2017 and including the Report of Independent Registered Public Accounting Firm with no observations.

NORTEL INVERSORA S.A.

TELECOM ARGENTINA’S CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

	As of December 31,
	2016	2015
ASSETS
Total current assets	15,562	11,492
Total non-current assets	32,352	26,973
TOTAL ASSETS	47,914	38,465
LIABILITIES
Total current liabilities	16,511	16,914
Total non-current liabilities	11,525	3,941
TOTAL LIABILITIES	28,036	20,855
EQUITY
Equity attributable to Telecom Argentina (Controlling Company)	19,336	17,194
Non-controlling interest	542	416
TOTAL EQUITY	19,878	17,610
TOTAL LIABILITIES AND EQUITY	47,914	38,465

TELECOM ARGENTINA’S CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos)

	For the years ended December 31,
	2016	2015	2014
Revenues	53,240	40,496	33,341
Other income	83	44	47
Total revenues and other income	53,323	40,540	33,388
Employee benefit expenses and severance payments	(9,800)	(7,253)	(5,591)
Interconnection costs and other telecommunication charges	(2,553)	(2,170)	(2,074)
Fees for services, maintenance, materials and supplies	(5,006)	(3,919)	(3,333)
Taxes and fees with the Regulatory Authority	(5,125)	(3,943)	(3,297)
Commissions	(3,849)	(3,193)	(2,494)
Cost of equipments and handsets	(6,188)	(4,595)	(4,143)
Advertising	(874)	(814)	(792)
Cost of VAS	(1,499)	(1,256)	(936)
Provisions	(187)	(113)	(84)
Bad debt expenses	(1,228)	(564)	(424)
Other operating expenses	(2,590)	(1,854)	(1,518)
Depreciation and amortization	(6,198)	(4,438)	(3,243)
Impairment of PP&E	(383)	(199)	(16)
Operating income	7,843	6,229	5,443
Finance income	1,006	1,130	1,459
Finance expenses	(3,250)	(2,232)	(1,206)
Net income before income tax expense	5,599	5,127	5,696
Income tax expense	(1,594)	(1,692)	(1,967)
Net income for the year	4,005	3,435	3,729

Attributable to:
Telecom Argentina (Controlling Company)	3,975	3,403	3,673
Non-controlling interest	30	32	56
	4,005	3,435	3,729
Earnings per share attributable to Telecom Argentina (Controlling Company) Basic and diluted	4.10	3.51	3.79

TELECOM ARGENTINA’S CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	For the years ended December 31,
	2016	2015	2014
Net income for the year	4,005	3,435	3,729

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	288	245	227
Subsidiaries NDF effects classified as hedges	(9)	8	—
Will not be reclassified subsequently to profit or loss
Actuarial results	(24)	7	24
Tax effect	8	(3)	(8)
Other components of the comprehensive income, net of tax	263	257	243

Total comprehensive income for the year	4,268	3,692	3,972

Attributable to:
Telecom Argentina (Controlling Company)	4,142	3,580	3,837
Non-controlling interest	126	112	135
	4,268	3,692	3,972

NORTEL INVERSORA S.A.

TELECOM ARGENTINA’S CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

	For the years ended December 31,
	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	4,005	3,435	3,729
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses	1,228	564	424
Allowance for obsolescence of inventories, materials and other	77	72	88
Depreciation of property, plant and equipment	4,358	3,046	2,389
Amortization of intangible assets	1,840	1,392	854
Consumption of materials	507	294	227
Gain on disposal of property, plant and equipment	(17)	(31)	(9)
Impairment of property, plant and equipment	383	230	25
Net book value of property, plant and equipment	21	35	45
Provisions	187	113	84
Other financial results	1,721	351	(8)
Income tax expense	1,594	1,692	1,967
Income tax paid	(1,700)	(1,631)	(2,277)
Net increase in assets	(1,660)	(4,640)	(1,854)
Net increase (decrease) in liabilities	(1,179)	1,890	37
Total cash flows provided by operating activities	11,365	6,812	5,721

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	(9,541)	(5,148)	(4,895)
3G/4G licenses acquisition	—	(2,256)	(3,091)
Other intangible asset acquisitions	(1,798)	(1,310)	(1,118)
Proceeds from the sale of property, plant and equipment	19	39	17
Investments not considered as cash and cash equivalents	(20)	(976)	(339)
Total cash flows used in investing activities	(11,340)	(9,651)	(9,426)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	9,337	4,301	—
Payment of debt	(2,936)	(31)	(12)
Payment of interest and other related expenses	(1,573)	(471)	(29)
Payment of cash dividends and related tax withholdings	(2,000)	(849)	(1,299)
Total cash flows provided by (used in) financing activities	2,828	2,950	(1,340)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	222	75	505

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,075	186	(4,540)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	870	684	5,224
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	3,945	870	684

Reversal of “Voluntary reserve for future dividends payments” and dividend distribution of Telecom Argentina

Telecom Argentina’s Board of Directors’ Meeting held on April 29, 2016, resolved to allocate $2,000 of the “Voluntary reserve for future dividends payments” to a cash dividend distribution in two installments: $700 that was available to shareholders since May 13, 2016 and $1,300 that was available to shareholders since August 26, 2016.

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

NORTEL INVERSORA S.A.

Note 30 — Quarterly consolidated information (unaudited information)

Quarter	Revenues	Operating income before D&A	Operating income	Financial Results, net (loss) gain	Net income	Net income attributable to Nortel
Fiscal year 2016:
March 31	12,455	3,388	1,991	(550)	934	514
June 30	12,951	3,351	1,714	(485)	794	436
September 30	13,412	3,440	1,789	(619)	756	412
December 31	14,422	4,207	2,311	(560)	1,503	830
	53,240	14,386	7,805	(2,214)	3,987	2,192
Fiscal year 2015:
March 31	8,872	2,629	1,675	(178)	1,043	573
June 30	9,624	2,491	1,458	(19)	935	514
September 30	10,094	2,524	1,306	(70)	797	443
December 31	11,906	3,198	1,766	(800)	659	361
	40,496	10,842	6,205	(1,067)	3,434	1,891
Fiscal year 2014:
March 31	7,466	2,108	1,373	(28)	905	493
June 30	8,119	2,001	1,235	190	926	506
September 30	8,598	2,063	1,221	80	847	465
December 31	9,158	2,511	1,595	35	1,048	575
	33,341	8,683	5,424	277	3,726	2,039

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

(b) Dividends

The Company is able to distribute dividends up to the limit of retained earnings determined under the LGS, and reserves constituted to such purpose. Retained earnings as of December 31, 2016 are positive and amounted to $1,652, while Voluntary reserve for future dividends payments amounted to $8,339.

	2016	2015	2014

Dividends declared and paid corresponding to Class “B” preferred shares and ordinary shares	(**) (1,092)	(*) (570)	(*) 549

Proposed for approval at the Annual General Meeting (not recognized as a liability as of December 31)	(***)	—	—

(*) By reversal of the Voluntary reserve for future dividends payments.

(**) (552) by reversal of the Voluntary reserve for future dividends payments and (540) as cash dividends in advance, which may be approved by the Annual General Shareholders’ Meeting that considers the financial statements as of December 31, 2016.

(***) The Company’s Board of Directors has proposed to the Shareholder’s Meeting the allocation of the retained earnings to the constitution of a “Voluntary reserve for future dividends payments”.

Note 32 — Subsequent events to December 31, 2016

a)    Pre-cancelation of Personal’s bank loan

On January 28, 2015, Personal had signed a loan agreement with a foreign bank for US$ 40.8 million (equivalent to $353 at such date). The capital was fully cancelable in 27 months (bullet) with quarterly interest payments.

On February 7, 2017, with the maturity of the interest service, Personal proceeded to fully prepay the loan, paying US$ 40.8 million of capital (equivalent to $643), US$ 1 million of interest (equivalent to $16) and US$ 0.3 million of pre-cancellation fee (equivalent to $5).

b)    NDF to hedge interest rate fluctuations

During January and February 2017, Personal entered into various hedging agreements (NDF) to cover fluctuations in the LIBOR rate of the loan with IFC in an amount that as of the date of issuance of these financial statements totaled US$ 300 million. These NDF allow fixing the variable rate to be set as from March 15, 2017 and for the life of the loan, ranging from 2.087% to 2.33% nominal per annum (a weighted average of 2.183% nominal per annum).

NORTEL INVERSORA S.A.

c)     Cancellation of bank overdrafts

During January and February 2017, the Telecom Group totally canceled its bank overdrafts amounting to $1,707.